Form 20-F
period 2014-12-31
Mechel OAO
filed 2015-04-28
CIK 1302362

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Alexey Lukashov, tel.: +7-495-221-8888, e-mail: alexey.lukashov@mechel.com

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

416,270,745 common shares, of which 92,133,558 shares are in the form of common ADSs as of March 31, 2015

138,756,915 preferred shares (including 55,502,766 shares held by Skyblock Limited, a wholly-owned subsidiary of Mechel), of which 22,120,481 shares are in the form of preferred ADSs as of March 31, 2015

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

The following table sets forth by segment the official names and location of our key subsidiaries and their names as used in this document:

Name as Used in This Document	Official Name	Location
Mining Segment
Mechel Mining	Mechel Mining OAO	Russia, Moscow
Southern Kuzbass Coal Company	Southern Kuzbass Coal Company OAO	Russia, Kemerovo region
Tomusinsky Open Pit	Tomusinsky Open Pit Mine OAO	Russia, Kemerovo region
Yakutugol	Yakutugol Holding Company OAO	Russia, Sakha Republic
Elgaugol	Elgaugol OOO	Russia, Sakha Republic
Bluestone or Bluestone companies(1)	Bluestone Industries Inc., Dynamic Energy Inc., JCJ Coal Group LLC and other subsidiaries carrying out the Bluestone business	United States, West Virginia
Korshunov Mining Plant	Korshunov Mining Plant OAO	Russia, Irkutsk region
Moscow Coke and Gas Plant	Moscow Coke and Gas Plant OAO	Russia, Moscow region
Mechel Coke	Mechel Coke OOO	Russia, Chelyabinsk region
Port Posiet	Port Posiet OAO	Russia, Primorsk Krai
Port Temryuk	Port Mechel Temryuk OOO	Russia, Krasnodar Krai

Steel Segment
Chelyabinsk Metallurgical Plant	Chelyabinsk Metallurgical Plant OAO	Russia, Chelyabinsk region
Izhstal	Izhstal OAO	Russia, Republic of Udmurtia
Urals Stampings Plant	Urals Stampings Plant OAO	Russia, Chelyabinsk region
Beloretsk Metallurgical Plant	Beloretsk Metallurgical Plant OAO	Russia, Republic of Bashkortostan
Vyartsilya Metal Products Plant	Vyartsilya Metal Products Plant ZAO	Russia, Republic of Karelia
Mechel Nemunas	Mechel Nemunas UAB	Lithuania
Donetsk Electrometallurgical Plant	Donetsk Electrometallurgical Plant PJSC	Ukraine, Donetsk region
Bratsk Ferroalloy Plant(2)	Bratsk Ferroalloy Plant OOO	Russia, Irkutsk region
Port Kambarka	Port Kambarka OAO	Russia, Republic of Udmurtia

Power Segment
Southern Kuzbass Power Plant	Southern Kuzbass Power Plant OAO	Russia, Kemerovo region

Name as Used in This Document	Official Name	Location
Kuzbass Power Sales Company	Kuzbass Power Sales Company OAO	Russia, Kemerovo region
Mechel Energo	Mechel Energo OOO	Russia, Moscow

Marketing and Distribution
Mechel Carbon	Mechel Carbon AG	Switzerland, Baar
Mechel Carbon Singapore	Mechel Carbon Singapore Pte. Ltd	Singapore
Mechel Trading	Mechel Trading AG	Switzerland, Baar
Mechel Service Global	Mechel Service Global B.V.	Netherlands
Mechel Service	Mechel Service OOO	Russia, Moscow

Other
Mecheltrans	Mecheltrans OOO	Russia, Moscow

(1)	We disposed of Bluestone in February 2015. See “Item 3. Key Information — Recent Developments — Disposal of Bluestone.”
(2)	In 2014, Bratsk Ferroalloy Plant was transferred to the steel segment. The data for prior periods included herein was restated accordingly to account for this subsidiary in the steel segment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “will,” “may,” “should” and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, “Item 3. Key Information — Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” and include statements regarding:

•	strategies, outlook and growth prospects;

•	the ability to maintain sufficient cash and other liquid resources to meet our operating and debt service requirements, our ability to comply with the covenants in our financing agreements and our ability to achieve a satisfactory outcome in our ongoing debt restructuring negotiations with our lenders;

•	the impact of competition;

•	costs of our acquisitions and ability to realize expected synergies and other benefits;

•	capital expenditures;

•	demand for our products;

•	economic outlook and industry trends;

•	transactions with related parties;

•	regulatory compliance;

•	developments in our markets;

•	future plans and potential for future growth;

•	the impact of regulatory initiatives; and

•	the strength of our competitors.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The financial data set forth below as of December 31, 2014, 2013, 2012, 2011 and 2010, and for the years then ended, have been derived from our consolidated financial statements. Our reporting currency is the U.S. dollar and we prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Our results of operations for the periods presented are affected by acquisitions and disposals. Results of operations of these acquired businesses are included in our consolidated financial statements for the periods after their respective dates of acquisition. The financial data below are retrospectively adjusted for the effect from discontinued operations. See note 1(a) to the consolidated financial statements. The financial data below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(In thousands of U.S. dollars, except per share data)
Consolidated statements of operations and comprehensive income data:
Revenue, net	6,405,767	8,505,931	10,753,513	11,695,390	9,148,905
Cost of goods sold	(4,031,657)	(5,845,752)	(7,435,537)	(7,615,411)	(5,716,256)

Gross profit	2,374,110	2,660,179	3,317,976	4,079,979	3,432,649
Selling, distribution and operating expenses	(2,247,682)	(3,316,936)	(3,915,572)	(2,267,187)	(1,941,228)

Operating income (loss)	126,428	(656,757)	(597,596)	1,812,792	1,491,421
Other income and (expense), net	(3,196,290)	(969,021)	(438,463)	(667,101)	(508,387)
(Loss) income from continuing operations, before income tax	(3,069,862)	(1,625,778)	(1,036,059)	1,145,691	983,034
Income tax benefit (expense)	183,908	(79,092)	(242,601)	(362,756)	(225,071)
Net (loss) income from continuing operations	(2,885,954)	(1,704,870)	(1,278,660)	782,935	757,963
(Loss) income from discontinued operations, net of income tax	(1,473,780)	(1,218,097)	(386,225)	20,510	(65,989)
Net (loss) income	(4,359,734)	(2,922,967)	(1,664,885)	803,447	691,974
Less: Net loss (income) attributable to non-controlling interests	24,308	(5,047)	317	(75,562)	(34,761)

Net (loss) income attributable to shareholders of Mechel OAO	(4,335,426)	(2,928,014)	(1,664,568)	727,885	657,213

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(In thousands of U.S. dollars, except per share data)
Less: Dividends on preferred shares	(124)	(127)	(79,056)	(78,281)	(8,780)
Net (loss) income attributable to common shareholders of Mechel OAO	(4,335,550)	(2,928,141)	(1,743,624)	649,604	648,433

Net (loss) income	(4,359,734)	(2,922,967)	(1,664,885)	803,447	691,974
Currency translation adjustment	923,929	(96,848)	70,893	(170,794)	(26,218)
Transfer of currency translation adjustment due to disposal of companies	—	340,014	—	—	—
Change in pension benefit obligation	(21,889)	8,244	(17,778)	(7,160)	(9,466)
Adjustment of available-for-sale securities	1,293	2,171	(300)	(2,245)	4,838

Comprehensive (loss) income	(3,456,401)	(2,669,386)	(1,612,070)	623,248	661,128

Less comprehensive loss (income) attributable to non-controlling interests	140,957	20,704	(22,851)	(50,527)	(32,498)

Comprehensive (loss) income attributable to shareholders of Mechel OAO	(3,315,444)	(2,648,682)	(1,634,921)	572,721	628,630

(Loss) earnings per share from continuing operations	(6.86)	(4.11)	(3.32)	1.51	1.72
(Loss) earnings per share effect from discontinued operations	(3.56)	(2.92)	(0.87)	0.05	(0.16)
Net (loss) income per share	(10.42)	(7.03)	(4.19)	1.56	1.56

Cash dividends per common share	—	—	0.24	0.31	0.03

Cash dividends per preferred share	—	—	0.95	0.94	0.11

Weighted average number shares outstanding	416,270,745	416,270,745	416,270,745	416,270,745	416,270,745
Mining segment statements of operations and comprehensive income data(1):
Revenue, net	2,639,891	3,144,463	3,771,496	4,575,468	3,369,548
Cost of goods sold	(1,346,813)	(1,627,622)	(1,866,235)	(1,948,614)	(1,482,345)

Gross profit	1,293,078	1,516,841	1,905,261	2,626,854	1,887,203
Selling, distribution and operating expenses	(1,229,396)	(1,304,946)	(1,178,696)	(1,041,758)	(798,107)

Operating income	63,682	211,895	726,565	1,585,096	1,089,096

Steel segment statements of operations and comprehensive income data(1):
Revenue, net	3,857,202	5,371,942	7,114,338	7,539,679	6,077,878
Cost of goods sold	(3,057,022)	(4,531,438)	(6,055,146)	(6,364,072)	(4,832,179)

Gross profit	800,180	840,504	1,059,192	1,175,607	1,245,699
Selling, distribution and operating expenses	(758,060)	(1,693,563)	(2,462,247)	(945,189)	(862,994)

Operating income (loss)	42,120	(853,059)	(1,403,055)	230,418	382,705

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(In thousands of U.S. dollars, except per share data)
Power segment statements of operations and comprehensive income data(1):
Revenue, net	1,031,921	1,190,206	1,185,776	1,168,434	992,458
Cost of goods sold	(763,677)	(884,423)	(879,833)	(860,598)	(699,632)

Gross profit	268,244	305,783	305,943	307,836	292,826
Selling, distribution and operating expenses	(260,226)	(318,427)	(274,629)	(280,240)	(252,282)

Operating income (loss)	8,018	(12,644)	31,314	27,596	40,544

Consolidated balance sheet data (at period end):
Total assets	6,713,490	13,834,510	17,695,303	19,309,799	15,778,164
Equity attributable to shareholders of Mechel OAO	(2,798,075)	517,475	3,177,381	4,990,764	4,642,825
Equity attributable to non-controlling interests	153,404	294,345	362,276	374,562	308,186
Long-term debt, net of current portion	166,532	7,513,277	7,910,863	6,683,731	5,222,993
Consolidated cash flows data:
Net cash provided by (used in) operating activities	744,627	326,570	1,310,596	882,892	(147,330)
Net cash used in investing activities	(472,296)	(179,589)	(839,137)	(2,618,232)	(1,120,406)
Net cash (used in) provided by financing activities	(438,489)	(162,071)	(792,006)	2,079,034	1,210,126
Non-U.S. GAAP measures(2):
Consolidated Adjusted EBITDA	708,692	732,046	1,450,112	2,182,599	1,839,464
Mining Segment Adjusted EBITDA	338,116	499,527	997,808	1,811,299	1,300,520
Steel Segment Adjusted EBITDA	332,623	202,398	363,534	367,810	505,657
Power Segment Adjusted EBITDA	25,345	33,070	41,189	35,505	54,211

(1)	Segment revenues and cost of goods sold include intersegment sales.
(2)	Adjusted EBITDA represents net income before depreciation, depletion and amortization, foreign exchange loss/(gain), interest expense, interest income, net result on the disposal of non-current assets, impairment of long-lived assets and goodwill and provision for the balances due from related parties, net (loss) income from discontinued operations, net of income taxes, net (loss) income on the disposal of all or part of the interest in any subsidiary, amount attributable to non-controlling interests, income taxes and other one-off items.

Reconciliation of Adjusted EBITDA to net (loss) income attributable to shareholders of Mechel OAO is as follows for the periods indicated:

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(In thousands of U.S. dollars)
Consolidated Adjusted EBITDA reconciliation:
Net (loss) income attributable to shareholders of Mechel OAO	(4,335,426)	(2,928,014)	(1,664,568)	727,885	657,213
Add:
Depreciation, depletion and amortization	370,544	425,282	421,860	360,861	338,009
Foreign exchange loss (gain)	2,396,123	164,768	(107,541)	141,961	(7,210)
Interest expense	793,228	740,601	649,760	546,789	532,032
Interest income	(2,398)	(7,330)	(70,178)	(16,394)	(16,663)
Net result on the disposal of non-current assets, impairment of long-lived assets and goodwill and provision for the balances due from related parties	174,011	946,058	1,511,185	3,689	10,262
Loss (income) from discontinued operations, net of income taxes	1,473,780	1,218,097	386,225	(20,510)	65,989
Net result on the disposal of subsidiaries	—	88,445	81,085	—	—
Amount attributable to non-controlling interests	(24,308)	5,047	(317)	75,562	34,761
Income taxes	(183,908)	79,092	242,601	362,756	225,071
Other one-off items	47,046	—	—	—	—

Consolidated Adjusted EBITDA	708,692	732,046	1,450,112	2,182,599	1,839,464

Mining Segment Adjusted EBITDA reconciliation:
Net (loss) income attributable to shareholders of Mechel OAO	(3,315,824)	(369,014)	356,561	1,012,598	657,753
Add:
Depreciation, depletion and amortization	228,628	260,233	236,023	218,322	205,605
Foreign exchange loss (gain)	1,728,376	109,268	(65,873)	60,758	(13,394)
Interest expense	388,254	380,124	275,964	307,596	323,825
Interest income	(19,933)	(47,267)	(98,157)	(128,981)	(115,780)
Net result on the disposal of non-current assets, impairment of long-lived assets and goodwill and provision for the balances due from related parties	9,194	26,056	5,164	7,726	8,236
Loss (income) from discontinued operations, net of income taxes	1,480,349	35,777	33,548	(45,349)	(2,532)
Net result on the disposal of subsidiaries	—	—	—	—	—
Amount attributable to non-controlling interests	(23,456)	19,142	45,976	80,050	43,130
Income taxes	(166,491)	85,208	208,602	298,579	193,680
Other one-off items	29,019	—	—	—	—

Mining Segment Adjusted EBITDA	338,116	499,527	997,808	1,811,299	1,300,520

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(In thousands of U.S. dollars)
Steel Segment Adjusted EBITDA reconciliation:
Net (loss) income attributable to shareholders of Mechel OAO	(1,002,211)	(2,465,035)	(1,909,850)	(170,821)	69,394
Add:
Depreciation, depletion and amortization	133,552	155,539	175,175	130,676	117,949
Foreign exchange loss (gain)	675,595	55,591	(41,670)	81,373	6,211
Interest expense	402,729	372,539	397,524	343,177	322,834
Interest income	(10,040)	(9,797)	(20,084)	(8,775)	(34,922)
Net result on the disposal of non-current assets, impairment of long-lived assets and goodwill and provision for the balances due from related parties	156,011	878,679	1,507,470	866	2,927
(Income) loss from discontinued operations, net of income taxes	(21,635)	1,158,228	191,639	(55,910)	7,003
Net result on the disposal of subsidiaries	—	91,178	81,085	—	—
Amount attributable to non-controlling interests	(4,089)	(17,502)	(49,178)	(10,398)	(13,113)
Income taxes	(14,158)	(17,024)	31,423	57,622	27,374
Other one-off items	16,869	—	—	—	—

Steel Segment Adjusted EBITDA	332,623	202,398	363,534	367,810	505,657

Power Segment Adjusted EBITDA reconciliation:
Net (loss) income attributable to shareholders of Mechel OAO	(29,997)	(91,019)	(158,856)	(81,877)	(49,009)
Add:
Depreciation, depletion and amortization	8,364	9,510	10,662	11,863	14,456
Foreign exchange (gain) loss	(7,848)	(91)	1	(169)	(28)
Interest expense	31,062	37,736	24,372	17,584	19,550
Interest income	(1,242)	(64)	(37)	(207)	(138)
Net result on the disposal of non-current assets, impairment of long-lived assets and goodwill and provision for the balances due from related parties	8,803	41,323	(1,452)	(4,903)	(900)
Loss from discontinued operations, net of income taxes	15,066	24,092	161,038	80,749	61,518
Net result on the disposal of subsidiaries	—	(2,732)	—	—	—
Amount attributable to non-controlling interests	3,238	3,407	2,885	5,910	4,745
Income taxes	(3,259)	10,908	2,576	6,555	4,017
Other one-off items	1,158	—	—	—	—

Power Segment Adjusted EBITDA	25,345	33,070	41,189	35,505	54,211

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

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP. Some of these limitations are as follows:

•	Adjusted EBITDA does not reflect the impact of financing income and costs, which are significant and could further increase if we incur more debt, on our operating performance.

•	Adjusted EBITDA does not reflect the impact of income taxes on our operating performance.

•	Adjusted EBITDA does not reflect the impact of depreciation, depletion and amortization on our operating performance. The assets of our businesses which are being depreciated, depleted and/or amortized (including, for example, our mineral reserves) will have to be replaced in the future and such depreciation, depletion and amortization expense may approximate the cost to replace these assets in the future. By excluding such expense from Adjusted EBITDA, Adjusted EBITDA does not reflect our future cash requirements for such replacements.

•	Adjusted EBITDA does not reflect the impact of foreign exchange gains and losses, which may recur.

•	Adjusted EBITDA does not reflect the impact of the net result on the disposal of non-current assets on our operating performance, which may recur.

•	Adjusted EBITDA does not reflect the impact of impairment of long-lived assets and goodwill and provision for the balances due from related parties, which may recur.

•	Adjusted EBITDA does not reflect the impact of net (loss) income from discontinued operations.

•	Adjusted EBITDA does not reflect the impact of net (loss) income on the disposal of all or part of the interest in any subsidiary.

•	Adjusted EBITDA does not reflect the impact of amounts attributable to non-controlling interests on our operating performance.

•	Other companies in our industry may calculate Adjusted EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

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

These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

Year Ended December 31,	Rubles per U.S. Dollar
	High	Low	Average(1)	Period End
2014	67.79	32.66	38.42	56.26
2013	33.47	29.93	31.85	32.73
2012	34.04	28.95	31.09	30.37
2011	32.68	27.26	29.39	32.20
2010	31.78	28.93	30.37	30.48

(1)	The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. Dollar
	High	Low
March 2015	62.68	56.43
February 2015	69.66	60.71
January 2015	68.93	56.24
December 2014	67.79	49.32
November 2014	49.32	41.96
October 2014	43.39	39.38

The exchange rate between the ruble and the U.S. dollar on April 28, 2015 was 51.47 rubles per one U.S. dollar.

Due to the significant volatility of the ruble-U.S. dollar exchange rate in 2014, for each subsidiary whose functional currency was the ruble, amounts for the first nine months of 2014 and for the fourth quarter of 2014 were translated using the respective average rates for such periods, or 35.3878 rubles and 47.4243 rubles per one U.S. dollar, respectively. The translated amounts for the first nine months of 2014 and for the fourth quarter of 2014 were combined for the annual totals.

No representation is made that the ruble or U.S. dollar amounts in this document could have been or can be converted into U.S. dollars or rubles, as the case may be, at any particular rate or at all.

Recent Developments

Ongoing debt restructuring negotiations with our lenders

As a result of the continued steep decline in market prices for our products throughout 2013-2014, we have failed to comply with a number of financial and non-financial covenants in various loan agreements. In summer 2014, we entered into negotiations with Russian state-controlled banks and our international lenders on the restructuring of our debt obligations. Nevertheless, worsening market conditions together with the absence of stable macroeconomic forecasts prevented us from reaching any agreement with the banks before the loans became due and payable, which resulted in a number of defaults that we were not able to cure. As a result, as of December 31, 2014, we reclassified a substantial share of our long-term debt to short-term debt. Subsequent to December 31, 2014, partially as a result of the depreciation of the ruble against the U.S. dollar and the slight recovery of our markets, we have improved our liquidity position, amended and extended the maturities of several credit facilities and lease arrangements, and resumed debt restructuring negotiations with state-owned and international banks. On January 30, 2015, we engaged RCF (Russia) B.V. (“Rothschild”) to elaborate and present a restructuring proposal to our key creditors. Negotiations with the creditors are ongoing. We, together with our adviser, have presented a proposal to our key creditors for the restructuring of our debts. See also “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Outlook for 2015.”

Our operations and profitability depend on market prices and demand for our products, which are out of our control and may continue to deteriorate due to general market conditions and other factors including international sanctions against Russia and Russian individuals and/or businesses. See “Item 3. Key Information — Risk Factors” which describes certain risks to our business, including risks relating to our financial condition and financial reporting, risks relating to our business and industry, risks relating to our shares and the trading market and risks relating to the Russian Federation (including economic risks, political and social risks and legal risks and uncertainties). In particular, see “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We face pressure on our liquidity, negatively influencing our working capital, which resulted from the lasting global economic slowdown and our need to service debt along with international sanctions against Russia and Russian state-owned banks,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Our failure to comply with the restrictive covenants in our credit facilities has caused one of our creditors to accelerate amounts due under its loan agreements and such failure, or like failure in the future, may cause the acceleration of our other outstanding debt, which could have a material adverse effect on our business, financial condition, results of operations and prospects,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We have a substantial amount of outstanding indebtedness with restrictive financial covenants,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our business, financial condition, results of operations and prospects” and “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation — The current political and economic crisis in Ukraine and related sanctions imposed by the United States and the European Union may have a material adverse effect on our business, liquidity and financial condition, as well as the value of our shares and ADSs.”

Disposal of Bluestone

In February 2015, we disposed of 100% of shares in Mechel Bluestone Inc., the holding company of our coal assets in the United States, to a company owned by the Justice family. The disposal of Bluestone occurred in challenging conditions of extremely weak global demand for coal and coal mining assets. As a result of such weak demand, mining at Bluestone’s open pit and underground mines was not profitable. Bluestone has been unprofitable since 2012.

The total consideration consists of: (1) an immediate cash payment of $5 million; (2) future royalty payments on coal mined and sold in the amount of $3.00 per short ton, capped at $150 million; (3) a portion of a sale price in case of any future sale of Bluestone and/or its assets, amounting to 12.5% or 10% of the total consideration if the sale transaction closes within five or 10 years, respectively, of the sale to the Justice family; (4) removal of approximately $140 million of liabilities from the group’s consolidated balance sheet; and (5) dismissal of several litigation proceedings which enabled us to avoid over $160 million worth of legal risks.

We concluded that the disposal of Bluestone companies met the criteria for discontinued operations and excluded the results of operations of Bluestone companies from continuing operations and reported them as discontinued operations for the period ended December 31, 2014 and prior periods. See note 4(c) to the consolidated financial statements.

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

As discussed in note 2 to our consolidated financial statements in “Item 18. Financial Statements,” because we have significant debt that we do not have the ability to repay without refinancing or restructuring, and our ability to do so is dependent upon continued negotiations with the banks, there is substantial doubt about our ability to continue as a going concern. We also note that we have been in non-compliance with financial and non-financial covenants in our major loan agreements. In addition, there was a default on payments of principal and interest to certain lenders and lessors. See “— We face pressure on our liquidity, negatively influencing our working capital, which resulted from the lasting global economic slowdown and our need to service debt along with international sanctions against Russia and Russian state-owned banks,” “Our failure to comply with the restrictive covenants in our credit facilities has caused one of our creditors to accelerate amounts due under its loan agreements and such failure, or like failure in the future, may cause the acceleration of our other outstanding debt, which could have a material adverse effect on our business, financial condition, results of operations and prospects,” “We have a substantial amount of outstanding indebtedness with restrictive financial covenants” and “We have not fulfilled our payment obligations as well as certain other terms and conditions under several of the group’s lease agreements and one of the respective lessors has required the return of the leased assets, which may materially adversely affect our business, financial condition, results of operations and prospects.” As of December 31, 2014, one of our lenders requested accelerated repayment of amounts due under the respective loan agreements. The other lenders have not requested accelerated repayment of amounts due, but have the legal right to do so. In February 2015, one of our lessors requested accelerated repayment of amounts due under the respective lease agreements. Our restructuring plan includes asking our creditors to refinance and amend the terms and conditions of our existing debt agreements to extend grace periods and repayment periods beyond December 31, 2015 and align the servicing of our debt with the projected cash flows to be generated by the group in 2015 and beyond, are discussed in “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Outlook for 2015” and note 2 to our consolidated financial statements in “Item 18. Financial Statements.” Our future is dependent on our ability to refinance or restructure our indebtedness successfully or otherwise address these matters. If we fail to do so for any reason, we would not be able to continue as a going concern and could potentially be forced to seek relief under applicable bankruptcy or insolvency procedures, in which case our shares and ADSs would lose all or a substantial amount of their value. However, given management’s plans as outlined in note 2 to our consolidated financial statements in “Item 18. Financial Statements,” our consolidated financial statements have been prepared on the basis that we will continue as a going concern entity, and no adjustments have been made in our consolidated financial statements to the carrying value of assets and/or liabilities relating to any potential impact of us not being able to refinance our debt obligations.

We face pressure on our liquidity, negatively influencing our working capital, which resulted from the lasting global economic slowdown and our need to service debt along with international sanctions against Russia and Russian state-owned banks.

As a result of the economic downturn and a sharp decline in demand and prices for our products starting from August 2008 and continuing into the first half of 2009, as well as due to a substantial increase in our total indebtedness in 2007 and early 2008 which was incurred mostly for the acquisition of Yakutugol in 2007 and Oriel Resources in 2008, we experienced a liquidity shortage in late 2008 and early 2009. Since we had significant debt that we did not have the ability to repay without refinancing or restructuring, and our ability to do so was dependent upon cooperation from our lenders, there was substantial doubt as to our ability to continue as a going concern as of December 31, 2008. From late 2008 through 2009, we obtained significant loans from Russian state-owned banks, restructured and refinanced our credit facilities used to finance the acquisitions of Oriel Resources and Yakutugol and issued Russian ruble bonds. Our indebtedness increased during 2010 and 2011 due to financing of the substantial investment program of our subsidiaries (including the construction of the universal rail and structural rolling mill at Chelyabinsk Metallurgical Plant, the construction of the Elga rail line and development of the Elga coal deposit) and financing of the increased level of inventories, primarily, due to expansion of Mechel Service Global’s business.

Starting from the second half of 2012 and gradually worsening during 2013 and into 2014, a second phase of economic and financial difficulties unfolded. This resulted in a further decline in demand and prices for our products and we experienced a renewed tightening of our liquidity in 2013. To alleviate the pressure on our liquidity, persisting since 2010, in 2013, we successfully refinanced and restructured a number of major loans mainly with Russian state-owned banks and issued Russian ruble bonds. Additionally, in December 2013, we restructured our $1.0 billion pre-export facilities with a syndicate of international and Russian banks.

In the first half of 2014, as a result of the economic slowdown both in the export and domestic markets and a sharp decline in demand and prices for our products, we experienced a shortage of liquidity and difficulties with refinancing of our debt; as a result, we failed to fulfill our payment obligations in connection with the servicing of the interest and the repayment of our debts. We held discussions with our creditors and applied for a standstill with respect to the payment of our financial obligations. From the second half of 2014, the markets for our main products began to recover, and the depreciation of the ruble contributed to an increase in our operating profit. We resumed making regular payments of current interest to the banks and are currently negotiating new repayment schedules as well as the restructuring of overdue interest and principal. Our primary objective in negotiating the debt refinancing and restructuring and resetting the financial covenants is to ensure a stable financial environment that would allow us to continue to pursue our financial strategy: lengthening the maturity profile of our debt portfolio and grace repayment periods across our most important credit facilities, which would help us endure the prolonged commodity price depression.

For the year ended December 31, 2014, we had an operating income of $126.4 million as compared to an operating loss of $656.8 million for the year ended December 31, 2013. Net cash provided by operating activities was $744.6 million for the year ended December 31, 2014 as compared to $326.6 million for the year ended December 31, 2013. As of December 31, 2014, our total indebtedness was $6,845.1 million, a decrease of $2,146.4 million from December 31, 2013. The short-term portion of our total indebtedness was $6,678.5 million as of December 31, 2014 as compared to $1,478.2 million as of December 31, 2013. The working capital deficit amounted to $7,291.3 million as of December 31, 2014 as compared to $768.8 million as of December 31, 2013. Cash and cash equivalents as of December 31, 2014 were $72.4 million as compared to $274.5 million as of December 31, 2013. Our total liabilities exceeded total assets by $2,644.7 million as of December 31, 2014.

As of December 31, 2014, we were in breach of certain financial and non-financial covenants in various loan agreements and defaulted on our loans. See “— Our failure to comply with the restrictive covenants in our credit facilities has caused one of our creditors to accelerate amounts due under its loan agreements and such failure, or like failure in the future, may cause the acceleration of our other outstanding debt, which could have a material adverse effect on our business, financial condition, results of operations and prospects,” “We may become subject to bankruptcy procedures, which may result in the inability of holders of our shares and ADSs to recover any of their investments,” “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Restrictive Covenants,” “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness” and “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

In the absence of a significant and sustainable increase in the price levels and demand for our products, our plans for 2015 and beyond are conservatively based on continuing our restructuring and refinancing efforts of our loans with our creditors, improvement of the efficiency of our operations, decreasing production and delivery expenses, running down loss-making or non-core operations and selectively disposing of certain assets. However, no assurances can be made in relation to the above, and our operations and profitability depend on market prices and demand for our products which may continue to deteriorate due to general market conditions or other factors including international sanctions against Russia and Russian individuals or businesses. See “— Risks Relating to Our Business and Industry — We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our business, financial condition, results of operations and prospects” and “— Risks Relating to the Russian Federation — The current political and economic crisis in Ukraine and related sanctions imposed by the United States and the European Union may have a material adverse effect on our business, liquidity and financial condition, as well as the value of our shares and ADSs.”

Our ability to refinance existing debt is limited due to difficult conditions on the financial markets and in the banking sector, together with sanctions on certain Russian banks preventing them from raising additional funds on the international markets. We have refinanced part of our debt portfolio with longer term debt, reduced the capital investment program and disposed of certain non-core or loss-making assets. See “— We have a substantial amount of outstanding indebtedness with restrictive financial covenants” and “— We will require a significant amount of cash to fund our capital investment program.” These measures, if successful, should reduce the risk of facing a liquidity shortage in the medium term as well as allow us to reduce our indebtedness over time.

In October 2014, Moody’s Investors Service downgraded our rating to Caa3 with “negative” outlook because of the increased risk of default under our credit facilities, high probability of a refinancing scenario and a weak coal market environment. Further, in December 2014, Moody’s Investors Service added Ca-PD/LD to our rating due to litigation with VTB Bank JSC. See “Item 8. Financial Information — Litigation — Debt litigation.” In March 2015, following Mechel’s request, Moody’s Investors Service withdrew our corporate family rating of Caa3, probability of default rating of Ca-PD/LD and long-term national scale rating of Caa2.ru. Such changes in our rating may reduce our opportunities to raise necessary debt financing (including by accessing the debt capital markets), as well as potentially negatively impact the terms of such financing.

Any deterioration in our operating performance, including due to any worsening of prevailing economic conditions, fall in commodity prices (whether due to the cyclical nature of the industry or otherwise) and/or financial, business or other factors (including the imposition of further international sanctions against Russian companies or individuals), many of which are beyond our control, may adversely and materially affect our cash flow, liquidity and working capital position and may result in an increase in our working capital deficit and in our inability to meet our obligations as they fall due. If such a situation were to occur, we may be required to further refinance our existing debt and/or to seek additional capital. There is no guarantee that we would be successful in refinancing our debt or in raising additional capital (particularly if we fall under international sanctions preventing us from accessing foreign capital markets), or that we would be able to do so on a timely basis or on terms which are acceptable to us. Even if we were successful, the terms of such refinancing or new capital may be detrimental to holders of ADSs and shares including due to a dilution of their interest. Any such deterioration, affect or failure could have a material adverse effect on our business, financial condition, results of operations and the trading price of our ADSs and shares.

If the significant economic slowdown and international sanctions were to continue, we could face a renewed liquidity shortage and again breach our restrictive covenants, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our failure to comply with the restrictive covenants in our credit facilities has caused one of our creditors to accelerate amounts due under its loan agreements and such failure, or like failure in the future, may cause the acceleration of our other outstanding debt, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

In recent years, we have been in breach of covenants in various loan agreements, but we received waivers, consents and covenant amendments from the relevant lenders for such breaches. As of December 31, 2014, we were not in compliance with the restrictive covenants in most of our credit facilities (including but not limited to financial ratios, such as the Net Borrowings to EBITDA ratio and the EBITDA to Net Interest Expense ratio) and failed to obtain waivers, consents and covenant amendments from the relevant lenders for such breaches, nor have we been able to refinance or alter such loan agreements. Further, following a request to our creditors for a standstill with respect to the payment of our financial obligations or a temporary reduction in servicing the loans which was not accepted, we missed the scheduled payments of interest and principal under most of our loan agreements, which as discussed below has led to cross-defaults under other agreements. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Restrictive Covenants,” “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness” and “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

Almost all of our credit facilities contain cross-default provisions which were triggered by our default under our other loan and credit facilities. A cross-default provision contemplates that a default on one loan with the principal amount above certain threshold would result in a default on other loans. None of our major lenders such as Russian state-controlled banks or international lenders has so far waived their rights in respect of or granted their consent to such breaches. The refusal of any one lender to grant or extend a waiver or amend the loan documentation, even if other lenders may have waived covenant defaults under the respective credit facilities, could result in substantially all of our indebtedness being accelerated. If our indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing, and we could lose our assets, including fixed assets and shares in our subsidiaries, if our lenders foreclose on their liens (which some have threatened to do), which would adversely affect our ability to conduct our business and result in a significant decline in the value of our shares and ADSs.

Currently we continue to be in default under most of our credit facilities, and are negotiating with our lenders.

On October 29, 2014, due to our payment defaults and violation of cross-default provisions in our credit facilities with VTB Bank, VTB Bank notified us of its decision to accelerate the total outstanding amounts of principal and interest under such loan agreements, as well as impose penalties, in a total amount of 65.7 billion rubles. Such acceleration, in turn, gave our other creditors the right to trigger acceleration under their loan agreements. See “Item 8. Financial Information — Litigation — Debt litigation” and “— We may become subject to bankruptcy procedures, which may result in the inability of holders of our shares and ADSs to recover any of their investments.”

Our ability to continue to comply with our financial and other loan covenants in the future and to continue to service and refinance our indebtedness will depend on our results of operations and our ability to generate cash in the future and attract new financing and refinance the existing indebtedness, which will depend on several factors, including lenders’ credit decisions, limitations on the ability of Russian companies to access international capital markets as a result of a tightening of international sanctions against Russian companies and individuals and general economic, financial, competitive, legislative and other factors that are beyond our control. We cannot assure you that any potential breach of financial and other covenants in our loan agreements, including defects in security, will not result in new demands from our lenders for acceleration of our loan repayment obligations or related litigation, including as a result of cross-defaults. If we fail to comply with our financial and other covenants contained in any of our loan agreements, including compliance with financial ratios and other covenants, or fail to obtain prior consent of lenders for certain actions, or fail to obtain extensions or waivers in respect of any breaches of our loan agreements or amend our loan agreements, such failure would constitute an event of default under the relevant loan agreement and a cross-default under most of the others. Any event of default under our loan agreements could result in acceleration of repayment of principal and interest under the relevant loan agreement and, via cross-default provisions, under our other facilities, reduced opportunities for future borrowing, debt service obligations in excess of our ability to pay, liability for damages or inability to further develop our business and pursue our strategic objectives, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have a substantial amount of outstanding indebtedness with restrictive financial covenants.

We have a substantial amount of outstanding indebtedness, primarily consisting of debt we incurred in connection with the financing of our acquisitions of Yakutugol and Oriel Resources in 2007 and 2008, as well as debt we incurred to finance our investment program in recent years including the development of the Elga coal deposit and the universal rolling mill installation, and our working capital needs which have been significant in recent years due to the depressed demand and pricing for our main products. Most of this debt has restrictive financial covenants. See “Item 5. Operating and Financial Review and Prospects — Restrictive Covenants” and “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness.” As of December 31, 2014, our consolidated total debt, including capital lease obligations, was $7,118.9 million, of which $6,949.5 million was short-term debt (including $6,378.4 million with loan covenant violations, of which $4,297.5 million was long-term debt reclassified to short-term debt due to defaults and cross-defaults under our loan agreements). Our interest expense for the year ended December 31, 2014 was $793.2 million, net of the amount capitalized.

In order to secure bank financings, we have pledged shares in certain key subsidiaries, including 50%+2 shares of Yakutugol, 50%+2 shares of Southern Kuzbass Coal Company, 20% of Chelyabinsk Metallurgical Plant, 25%+1 share of total shares of Beloretsk Metallurgical Plant, 55%+1 share of Korshunov Mining Plant, 62.5%+2 shares of Mechel Mining, 30%+1 share of Urals Stampings Plant, 25%+1 share of total shares of Izhstal, 49% of Elgaugol, 25% of registered capital of Mecheltrans and 100% of registered capital of Fincom-invest OOO as of December 31, 2014. Also, property, plant and equipment and certain other assets of our subsidiaries are pledged to lenders. As of December 31, 2014, the carrying value of property, plant and equipment, inventory, accounts receivable and investments (bonds of third parties) pledged under our loan agreements amounted to $569.1 million. See note 14(i) to the consolidated financial statements.

Our ability to make payments on our indebtedness depends upon our operating performance, which is subject to general economic and market conditions, commodity prices, and financial, business and other factors (including the maintenance or extension of international sanctions against Russian companies and individuals), many of which we cannot control. If we do not generate sufficient cash flow from operations in order to meet our debt service obligations, we may have to undertake alternative financing plans to alleviate liquidity constraints, such as refinancing or restructuring our debt, reducing or delaying our capital expenditures or seeking additional capital.

The majority of our borrowings are from Russian banks, including state-controlled banks such as Gazprombank, Sberbank and VTB Bank, as well as from Russian ruble bonds which are mostly held by Russian institutions. It is possible that these sources of financing may not be available in the future in the amounts we may require or may be expensive and/or contain overly onerous terms, particularly in light of the international sanctions that have been imposed on Russian state banks. More recently, the economic slowdown in Russia as well as the events in Ukraine and Crimea has introduced additional uncertainty in the overall outlook for the ability of Russian banks to provide sufficient liquidity to Russian companies. In the current environment, if Russian banks and financial institutions are no longer able to continue to refinance our indebtedness or finance our working capital needs, we may not be able to diversify our funding sources and may default on our debt which would have a material adverse effect on our business, financial condition, results of operations and prospects. See “— Risks Relating to the Russian Federation — The current political and economic crisis in Ukraine and related sanctions imposed by the United States and the European Union may have a material adverse effect on our business, liquidity and financial condition, as well as the value of our shares and ADSs” and “— Risks Relating to the Russian Federation — Economic risks — The Russian banking system is still developing, and another banking crisis or international sanctions could place severe liquidity constraints on our business.”

Subject to market conditions, an improvement in our corporate ratings and the status of international sanctions against Russian companies and individuals, we may access the international debt capital markets in order to diversify funding sources, further extend the maturity profile of our debt portfolio and reduce refinancing risk. We cannot provide assurance that any refinancing or additional financing would be available on acceptable terms. This is reinforced by the existing uncertainty in the Russian and global economies, including concerns about sovereign debt in Europe and the United States. Any inability to satisfy our debt service obligations or to refinance debt on commercially reasonable terms could materially adversely affect our business, financial condition, results of operations and prospects.

Among other things, high levels of indebtedness, the restrictive financial covenants in our credit facilities and breaches thereof as well as default on our loans, could potentially: (1) limit our ability to raise capital through debt financing; (2) limit our flexibility to plan for, or react to, changes in the markets in which we compete; (3) disadvantage our group relative to our competitors with superior financial resources; (4) lead to a loss of assets pledged as security; (5) render us more vulnerable to general adverse economic and industry conditions; (6) require us to dedicate all or a substantial part of our cash flow to service our debt; and (7) limit or eliminate our ability to pay dividends.

We may become subject to bankruptcy procedures, which may result in the inability of holders of our shares and ADSs to recover any of their investments.

Our future is dependent on our ability to refinance or restructure our indebtedness successfully. If we fail to do so for any reason, we might not be able to continue as a going concern and could be forced to seek relief under applicable bankruptcy procedures, in which case our shares and ADSs may lose all or substantial amount of their value. See “— There is substantial doubt about our ability to continue as a going concern.”

Our creditors, including the Federal Tax Service of the Russian Federation, may file a bankruptcy petition with a court seeking to declare us insolvent if we are unable to make payments to our creditors in excess of 300,000 rubles within three months of such payments becoming due. In most cases, for such petition to be accepted, the outstanding indebtedness must be confirmed by a separate court decision or arbitral award that has already entered into force. However, under recent amendments to the Federal Law No. 127-FZ “On Insolvency (Bankruptcy)” dated October 26, 2002 (the “Bankruptcy Law”), financial (credit) organizations, which include our major creditors, may file a petition for bankruptcy without such separate court decision. In this case, the financial organization is required to notify the debtor and its creditors in writing at least 30 days prior to filing a petition for bankruptcy. Starting from July 1, 2015, the notification period shall be reduced to 15 days. On March 7, 2015, VTB Bank published a notification of its intention to initiate bankruptcy proceedings against us and is now entitled to file a bankruptcy petition with the court. On March 12, 2015, VTB Bank further informed our main creditors of its intention to proceed with such bankruptcy petition. On April 24, 2015, VTB Bank and VTB Capital Plc filed a claim with the High Court of Justice Queen’s Bench Division Commercial Court in England seeking for injunctive relief under pre-export facility agreements with a syndicate of banks. See “Item 8. Financial Information — Litigation — Debt litigation.” We are currently in negotiations with VTB Bank and Gazprombank and have reached preliminary agreements contemplating, among other things, extension of the loan tenors, decrease in the interest rates, revision of the collateral requirements, and dismissal of all court proceedings upon the signing of the binding documentation. As of the date hereof, we have no information as to whether VTB Bank has exercised its right to file the bankruptcy petition pursuant to its notification. If VTB Bank or any other creditor initiates court proceedings seeking to declare us insolvent or if VTB Bank is granted with aforementioned preliminary injunctions, it could have a material adverse effect on our prospects and on the value of our shares and ADSs and may ultimately result in the inability of holders of our shares and ADSs to recover any of their investments.

The Bankruptcy Law is relatively new and still developing. It remains largely untested in the courts and may be subject to varying interpretations. While the Bankruptcy Law establishes the principle of adequate protection of creditors, debtors, shareholders and other stakeholders in bankruptcy, it often fails to provide instruments for such protection that are available in other jurisdictions with more developed bankruptcy procedures. Bankruptcy proceedings in Russia are often not conducted in the best interests of shareholders or creditors. In addition, Russian courts that conduct bankruptcy proceedings may be subject to a greater degree of political interference and may employ a more formalistic, and less commercially sophisticated, approach to rendering decisions than like court in other jurisdictions. Russian insolvency proceedings in the past have shown a bias towards liquidation and not rehabilitation or restructuring.

The Bankruptcy Law provides for the following order of priority for the satisfaction of creditor claims: (i) personal injury claims and moral damage claims; (ii) employment claims (wages and severance payments) and royalty claims under copyright agreements; and (iii) all other claims. The claims of secured creditors are satisfied in accordance with a special procedure, that is, out of the proceeds of sale of the pledged or mortgaged assets. Equity claims of shareholders or ADSs holders may be satisfied only if any assets remain after all creditors have been paid in full. Therefore, there is a risk that our shareholders and ADS holders may lose all or substantial part of their investment. This risk is even more significant for ADS holders whose status in the bankruptcy proceedings is unclear.

We have not fulfilled our payment obligations as well as certain other terms and conditions under several of the group’s lease agreements and one of the respective lessors has required the return of the leased assets, which may materially adversely affect our business, financial condition, results of operations and prospects.

Some of our group companies have entered into various lease agreements with different leasing companies for the lease of excavators, bulldozers, dump trucks (BelAZ), open cars, locomotives, lift trucks, cranes, drilling rig systems, crushing stations and other equipment.

Each of the lease agreements has a certain payment schedule. Starting from the second quarter of 2014, we began to delay the regular payments under several of these lease agreements. According to the Civil Code of the Russian Federation, as amended (the “Civil Code”), and the Federal Law No. 164-FZ “On Financial Leasing” dated October 29, 1998 (as amended), a lessor is generally entitled to apply to a court for the early termination of a lease agreement if the lessee fails to make two consecutive payments under the lease agreement. The lessor is required to notify the lessee in writing and request fulfillment of its obligations under the lease agreement within a reasonable time before applying to the court.

The lease agreements we have entered into generally provide for a stricter procedure, whereby the lessor is also entitled to terminate the contract unilaterally, without applying to the court, by way of sending a notification to the lessee in case of non-payment within a specified period of time. The lessor is entitled to receive penalties in case of a delay in payment and early termination of the lease agreement due to the lessee’s default. Upon termination of the lease agreement, the lessor is entitled to request the return of the leased equipment. If the lessee fails to return the equipment, the lessor is entitled to receive rental payments covering the time of the delay and compensation for damages if not covered by rental payments.

In particular, we failed to fulfill our payment (as well as certain other) obligations under the lease agreements with Sberbank Leasing ZAO. Between May and August 2014, we received payment demands from Sberbank Leasing ZAO, requiring us to settle the overdue amounts under the respective lease agreements. In September-October 2014, Sberbank Leasing ZAO filed lawsuits for the recovery of the overdue amounts under the lease agreements concluded with Korshunov Mining Plant, Mechel Materials, Yakutugol, Southern Kuzbass Coal Company and Metallurgshakhtspetsstroy. We filed counterclaims which were denied by the courts. In February 2015, Sberbank Leasing ZAO sent termination notices to the lessees under the respective lease agreements for the total amount of 4.2 billion rubles. According to such notices, unless the payments are made within 15 days from the date of the notice, the respective lease agreements shall be deemed terminated. The payments were not made, and in April 2015, Sberbank Leasing ZAO requested through the courts accelerated repayment of amounts due under the lease agreements as well as the return of the leased assets. See “Item 8. Financial Information — Litigation — Debt litigation.” We are continuing to use the leased assets in our operations and are negotiating a settlement with Sberbank Leasing ZAO in an effort to agree new payment schedules under the lease agreements.

In the event the leased equipment is returned to Sberbank Leasing ZAO, there is a risk that our operating activities (for the group companies that are lessees under the delinquent leases) will be adversely affected, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In 2014, we also failed to fulfill certain obligations under several of our lease agreements with VTB Leasing OJSC. However, in September 2014, we successfully restructured payment schedules under these agreements for a total surrender value of 10.3 billion rubles.

We will require a significant amount of cash to fund our capital investment program.

Our business requires maintenance capital expenditures in order to maintain production levels adequate to meet the demand for our products, as well as other capital expenditures to implement our business strategy. We spent $223.6 million during 2014 on our capital expenditures (including $40.2 million in maintenance capital expenditures). In planning for 2015, we followed our current investment policy focusing only on those items that are either close to completion or are of major importance for our operations. Our capital investment program currently contemplates capital spending of up to $359.8 million in 2015 (including up to $41.6 million in maintenance capital expenditures). The majority of these planned capital expenditures relate to the development of the Elga coal deposit and which are required to be made pursuant to the terms of the subsoil license. The Elga capital expenditures are financed from the project financing provided by State Corporation “Bank for Development and Foreign Economic Affairs (Vnesheconombank)” (“Vnesheconombank”) in April 2014. As of December 31, 2014, the total amount of financing received under this project financing amounted to $170.8 million. Further financing of the project is subject to the fulfillment of conditions precedent stipulated in the project finance agreements. We intend to fulfill these conditions in the second quarter of 2015. We plan to spend up to $2.2 billion for the three-year period of 2015-2017 on capital investments (including up to $0.2 billion in maintenance capital expenditures). See “Item 4. Information on the Company — Capital Investment Program.”

Our ability to undertake and fund planned capital expenditures will depend on our ability to generate cash in the future and access debt and equity financing. This, to a certain extent, is subject to general economic and market conditions, financial, competitive, legislative, regulatory and other factors (including the status of international sanctions against Russian companies and individuals) that are beyond our control. Raising debt financing for our capital expenditures on commercially reasonable terms may be particularly challenging given our current high levels of indebtedness, restrictive covenants and pledges of shares and assets of our subsidiaries to our current lenders. Any deterioration in our operating performance, including due to any worsening of economic conditions, fall in commodity prices and/or financial, business or other factors, many of which are beyond our control, may adversely and materially affect our cash flow which may leave us unable to conduct our capital expenditure plans as necessary or required, which could adversely affect our operating facilities and ability to comply with applicable regulations.

Changes in the exchange rate of the ruble against the U.S. dollar and in interest rates may materially adversely affect our business, financial condition and results of operations.

A substantial part of our sales are denominated in U.S. dollars, whereas the majority of our direct costs are incurred in rubles. Depreciation in real terms of the ruble against the U.S. dollar may result in a decrease in our costs relative to our revenues. Conversely, appreciation in real terms of the ruble against the U.S. dollar may materially adversely affect our results of operations if the prices we are able to charge for our products do not increase sufficiently to compensate for the increase in real terms in our ruble-denominated expenditures. The mix of our revenues and costs is such that a depreciation in real terms of the ruble against the U.S. dollar tends to result in a decrease in our costs relative to our revenues, while an appreciation of the ruble against the U.S. dollar in real terms tends to result in an increase in our costs relative to our revenues. In 2013, the ruble appreciated in real terms against the U.S. dollar by 2.7% as compared with 2012, according to the CBR. In 2014, the ruble depreciated significantly against the U.S. dollar and other currencies, plummeting to 67.79 rubles to one U.S. dollar on December 18, 2014. In 2014, the ruble depreciated in real terms against the U.S. dollar by 11.1% as compared with 2013, according to the CBR. As of March 31, 2015, the ruble-U.S. dollar exchange rate was 58.4643 (a 63.83% growth compared to March 31, 2014) and the ruble-euro exchange rate was 63.3695 (a 29.19% growth compared to March 31, 2014).

In an effort to protect the country’s foreign currency reserves from substantial depletion, the CBR moved to a free floating exchange rate regime on November 20, 2014. In response to continuing ruble depreciation, the CBR in an unexpected, emergency meeting increased its key rate, which determines the borrowing costs for commercial banks, from 10.5% to 17% (subsequently lowering the rate to 15% on January 30, 2015 and to 14% on March 13, 2015). The increase in the CBR key rate resulted in more than a threefold increase in the MosPrime rate (as of December 31, 2014). Two of our facility agreements, namely the Mechel and Southern Kuzbass Coal Company facility agreements entered into with VTB Bank, bear floating interest rates tied to the MosPrime rate. See “Item 10. Additional Information — Material Contracts — Credit Facility for Mechel from VTB Bank” and “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Debt Financings in 2014.” Although we are negotiating with VTB Bank in an effort to lower the interest rate to offset the rise in the MosPrime rate, as a result of the increase in the MosPrime rate, our interest expenses payable under our ruble-denominated floating-rate debt increased from $34.2 million payable in the fourth quarter of 2014 to

$60.5 million that would be payable in the first quarter of 2015, if we fail to agree to lower the interest rate. In addition, due to the volatile macroeconomic situation, U.S. and E.U. sanctions imposed against Russian state banks, the increase in the CBR key rate and the lack of liquidity on the financial markets, there is a significant risk that the interest rates under our main facility agreements with Russian lenders, including but not limited to VTB Bank Facility Agreements, Sberbank Facility Agreements, Gazprombank Facility Agreements, and with foreign lenders, such as the Pre-Export Facility Agreements entered into by Yakutugol and Southern Kuzbass Coal Company, will be unilaterally increased. Should the CBR key rate remain at current levels or be further increased, or should interest rates under our existing facility agreements otherwise increase, we will face higher borrowing costs, which could have a material adverse effect on our business, cash flows, financial condition, results of operations, prospects or our ability to comply with financial covenants under our facility agreements.

Inflation could increase our costs and decrease operating margins.

In 2014, 2013 and 2012, the inflation rate in Russia was 11.4%, 6.5% and 6.6%, respectively, according to the Russian Federal State Statistics Service (“Rosstat”). The Ministry of Economic Development of the Russian Federation predicts inflation will rise sharply in 2015 and perhaps in subsequent years as a result of international sanctions imposed on Russian companies and individuals, the significant fall in the ruble against the U.S. dollar and euro and other factors. Inflation increases our operating costs on monetary items, which are sensitive to rises in the general price level in Russia, including fuel and energy costs, cost of production services and salaries. Inflation could also potentially increase the prices we can charge for our products. The impact of inflation on our operating margins depends on whether we can charge higher prices corresponding with the increase in costs. Nevertheless, there is a high risk that inflation will have an overall negative impact on our operating margins.

Limitations on the conversion of rubles into foreign currencies in Russia could cause us to default on our obligations.

A significant part of our indebtedness and our major capital expenditures are denominated and payable in various foreign currencies, including the U.S. dollar and euro. Russian legislation currently permits the conversion of ruble revenues into foreign currency without limitation. However, in light of the current economic crisis facing Russia, there has been talk that the Russian authorities may impose restrictions on the convertibility of capital in an effort to stabilize the value of the ruble. If the Russian authorities were to impose limitations on the convertibility of the ruble or other restrictions on operations with rubles and foreign currencies in the event of an economic crisis or otherwise, there may be delays or other difficulties in converting rubles into foreign currency to make a payment or delays in or restrictions on the transfer of foreign currency. This, in turn, could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults and, consequently, have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business could be materially adversely affected if creditors of certain of our subsidiaries accelerate their debt.

We have merged and intend to continue to merge certain subsidiaries for operational reasons from time to time. Under Russian law, such mergers are considered to be a reorganization and the merged subsidiaries are required to publish the information regarding this reorganization twice: the first publication due at the beginning of the reorganization and the second to follow one month after the first publication. Russian law also provides that, for a period of 30 days after the date of latest publication, the creditors of merging subsidiaries have a right to file a claim seeking acceleration of the reorganized subsidiaries’ indebtedness and demand reimbursement for applicable losses, except in cases where the creditors have adequate security or are provided with adequate security within 30 days after filing of such claim. In the event that we undertake any such merger and all or part of our subsidiaries’ indebtedness is accelerated, we and such subsidiaries may not have the ability to raise the funds necessary for repayment, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Russian law restrictions on depositary receipt programs limit our access to equity capital and constrain our refinancing options.

Russian companies are limited in their ability to place shares in circulation outside of Russia, including in the form of depositary receipts such as our common American Depositary Shares (“common ADSs”) and our global depositary shares representing our common shares (“GDSs”), as well as our preferred American Depositary Shares representing our preferred shares (“preferred ADSs”, and together with the common ADSs, the “ADSs”) due to Russian securities regulations. We have received permission from the Russian Federal Financial Markets Service (“FFMS”) for up to 40% of our common shares to be circulated abroad through depositary receipt programs, which was the maximum amount allowed at that time. Later we also received FFMS permission for a total of 41,627,074 preferred shares to be circulated through depositary receipt programs, representing 30% of the total number of issued preferred shares, which was the maximum amount allowed at that time. Over the last few years, this limit has been gradually reduced by the regulator. Current regulations provide that no more than 25%, 15% or 5% of the total number of outstanding shares of a certain class may be placed or circulated outside the Russian Federation depending on the company’s listing status on a Russian stock exchange (“A,” “B” or “V” and “I”). Order No. 13-62/pz-n of the FFMS of July 30, 2013 introduced new rules on listing status, according to which the following new categories were created: Level 1, which includes the securities formerly categorized as “A” level, and Level 2, which includes the securities formerly categorized as “B,” “V,” or “I” level securities. Our common and preferred shares have a listing status of Level 1 on Closed Joint Stock Company MICEX Stock Exchange (“MICEX”). It is unclear whether the FFMS’s approvals of higher amounts prior to the establishment of these lower limits will be allowed to remain in place. Our common ADSs and GDSs together currently account for approximately 35% of our common shares, and accordingly we believe we cannot raise additional equity financing through placement of common shares in the form of depositary receipts. If the current limits are enforced Deutsche Bank Trust Company Americas (the “depositary”) may be forced to cancel some of our common ADSs and GDSs and deliver a corresponding number of the underlying common shares to holders of common ADSs or GDSs. The Russian government or its agencies may also impose other restrictions on international financings by Russian issuers.

A non-repayment of a loan by, or loss of accounts receivable from or prepayments to, certain related parties could have an adverse effect on our business, results of operations and financial condition.

From late 2009 to the end of 2013, we worked closely with certain Russian and foreign metallurgical plants and trading companies, which are disclosed as related parties in our U.S. GAAP financial statements (the “related metallurgical plants”). See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions with related metallurgical plants,” “— Transactions with Metallurg-Trust” and note 10 to the consolidated financial statements. We supplied raw materials to them and purchased their products pursuant to short-term supply and purchase contracts. By the end of 2013 and in 2014, the volume of transactions with the related metallurgical plants and Metallurg-Trust declined significantly due to the temporary suspension of operations of certain of the metallurgical plants and the initiation of bankruptcy proceedings against these companies. Revenues from sales to these companies amounted to $105.7 million, $230.0 million and $730.0 million in the years ended December 31, 2014, 2013 and 2012, respectively. Purchases from these companies amounted to $114.4 million, $613.4 million and $874.6 million in the years ended December 31, 2014, 2013 and 2012, respectively. Revenues from re-sales of products purchased from these companies to third parties amounted to $83.1 million, $570.5 million and $847.7 million in the years ended December 31, 2014, 2013 and 2012, respectively. Substantially all of the revenues from sales to, and revenues from re-sales of products purchased from, these companies were in the steel segment. In the years ended December 31, 2014, 2013 and 2012, these revenues represented 5.2%, 15.6% and 23.0%, respectively, of our group’s total steel segment revenues. As of December 31, 2014, trade accounts receivable and other accounts receivable from these companies totaled $596.1 million, with credit terms varying from two days to five years. In addition, as of December 31, 2014, prepayments to these companies totaled $29.2 million. We closely monitor our balances with these companies, including our trade accounts payable to them. As of December 31, 2013 and 2014, we recorded allowances in the total amount of $734.9 million and $618.5 million, respectively, against the accounts receivable and prepayments from these companies. The allowance for doubtful accounts was recognized based on our estimates of future cash inflows from these balances.

In November 2011, the owners of the related metallurgical plants (“Estar Group”) entered into an agreement with us pursuant to which $944.5 million of debt, mostly consisting of accounts receivable owed to us by the Estar Group, was restructured into a loan agreement (the “Estar Loan Agreement”). The Estar Loan Agreement was secured by a pledge of shares in the major related metallurgical plants and/or their parent companies, as well as by suretyships from the related metallurgical plants and/or their parent companies. In September 2012, we extended the term of the loan for additional nine months until June 2013, reducing the amount of the loan to $876 million. During the year ended December 31, 2013, the loan was repaid only in the amount of $5.0 million. As the repayment was not effected in time we initiated legal proceedings against the borrower and sureties. There were no additional repayments of the loan during the year ended December 31, 2014.

In September 2012, we acquired a 100% stake in Cognor Stahlhandel, a metallurgical trader, and, in November 2012, we acquired a 100% stake in Lomprom Rostov, a scrap collecting and processing company (subsequently renamed to Mechel Vtormet Rostov). Both entities formed part of the pledged assets under the Estar Loan Agreement. Upon the acquisitions, the loan under the Estar Loan Agreement was partially repaid and reduced to $731 million. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions with related metallurgical plants” and “— Transactions with Metallurg-Trust” and note 10 to the consolidated financial statements.

As of December 31, 2014 and December 31, 2013, we evaluated the recoverability of the balances due from the related metallurgical plants and the Estar Group based on the fair value of the pledged assets which we determined to be negligible. This resulted in an $832.0 million and $888.0 million provision for amounts due from related parties under the Estar Loan Agreement as of December 31, 2014 and December 31, 2013, respectively. We have not taken possession of other assets (besides Cognor Stahlhandel and Lomprom Rostov) provided as collateral because these entities are burdened with a substantial amount of debt. Nevertheless, given the liquidity issues faced by these companies and the dependency of their businesses on the general condition of the steel sector as well as the reduction in the volume of transactions we entered into with the related metallurgical plants in 2013 and 2014, we may fail to collect accounts receivable from and suffer loss of prepayments to these companies, which could have an adverse effect on our business, results of operations and financial condition.

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

Recoverability of long-lived assets, excluding goodwill, is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated net undiscounted cash flows expected to be generated by the asset or group of assets. If the estimated future net undiscounted cash flows are less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired, and an impairment charge is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to their fair value.

Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. Estimated future cash flows are based on our assumptions and are subject to risks and uncertainties that are considered when setting the discount rate in the goodwill impairment testing. For assets and groups of assets relating to and including the licenses to use mineral reserves, future cash flows include estimates of recoverable minerals that will be obtained from proven and probable reserves, mineral prices (considering current and historical prices, price trends and other related factors), production levels, capital and reclamation costs, all based on the life of mine models prepared by our engineers. Our reporting units with goodwill allocated for testing purposes represent single entities with one component of business in each case.

Goodwill is assessed for impairment by using the fair value based method. We determine fair value by utilizing discounted cash flows. Goodwill is tested for impairment in two steps. Under the first step we compare the fair value of the reporting unit with its carrying value. If the fair value is less than the carrying value, goodwill is impaired. Under the second step the amount of goodwill impairment is measured by the amount that the reporting unit’s goodwill carrying value exceeds the implied fair value of goodwill. The implied fair value of goodwill can only be determined by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in the first step). In this step, the fair value of the reporting unit is allocated to all of the reporting unit’s assets and liabilities (a hypothetical purchase price allocation). If goodwill and another asset (or asset group) of a reporting unit are tested for impairment at the same time, the other asset (or asset group) shall be tested for impairment before testing goodwill. If the asset group was impaired, the impairment loss would be recognized prior to goodwill being tested for impairment.

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

Based on the results of the impairment analysis of long-lived assets, including definite-lived intangibles and goodwill, we performed during the year ended December 31, 2014, no impairment loss of goodwill was recognized. An impairment loss of long-lived assets of $120.2 million was, however, recognized. See note 24 to the consolidated financial statements.

The amount of goodwill on our balance sheet as of December 31, 2014 that is subject to impairment analysis in the future is $403.2 million or 6% of our total assets. This amount includes goodwill of Yakutugol, Southern Kuzbass Power Plant, Bratsk Ferroalloy Plant and Port Posiet of $237.9 million, $68.0 million, $52.0 million and $13.4 million, respectively, the fair values of which were 54%, 307%, 321% and 106% over their carrying values, respectively, as of December 31, 2014. See note 24 to the consolidated financial statements.

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

Our steel segment sells steel products, including semi-finished products, long products of a wide range of steel grades, carbon and stainless flat products, wire products, forgings and stampings and others, as well as ferrosilicon. Ferrosilicon is primarily used in the manufacture of steel and its market demand generally follows the cycles of the steel industry. The steel industry is highly cyclical in nature because the industries in which steel customers operate are subject to changes in general economic conditions. The demand for steel products thus generally correlates to macroeconomic fluctuations in the economies in which steel producers sell products, as well as in the global economy. The prices of steel products are influenced by many factors, including demand, worldwide production capacity, capacity-utilization rates, raw materials costs, exchange rates, trade barriers and improvements in steel-making processes. Steel prices have experienced, and in the future may experience, significant fluctuations as a result of these and other factors, many of which are beyond our control.

Our power segment generates and supplies electricity. Power demand in Russia depends on its consumption by the industrial sector. In Russia, the steel and mining industries are major consumers of power and declines in production by steel and mining companies impact demand for power. Market demand for the power produced by our power segment is affected by many of the same factors and cycles that affect our mining and metals businesses. Due to government price regulation and the current shortage of power generation capacity in Russia, the reduction in demand for power has not impacted power prices. However, as Russian regulated power prices are set in rubles, if power prices are not increased steadily they may decline on a real dollar basis, particularly following the depreciation in the ruble, beginning in late 2014, and the higher levels of inflation at present.

As a result of the 2008-2009 global economic crisis and the subsequent 2010-2011 global economic slowdown, the demand and prices for our products sharply declined. The continuing stagnation of the economy of the European region, the 2012-2014 economic slowdowns in the Asian region, primarily in China, as well as the existing uncertainty as to global economic recovery in the near future and international sanctions against Russia and Russian individuals or businesses may have adverse consequences for our customers and our business as a whole. See “— Risks Relating to the Russian Federation — The current political and economic crisis in Ukraine and related sanctions imposed by the United States and the European Union may have a material adverse effect on our business, liquidity and financial condition, as well as the value of our shares and ADSs.”

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

We face competition from Russian and international steel and mining companies. Consolidation in the steel and mining sectors globally has led to the creation of several large producers, some of which have greater financial resources and more modern facilities than our group. We also face price-based competition from producers in emerging market countries, including, in particular, Ukraine, Kazakhstan, Belarus and China. Increased competition could result in more competitive pricing and reduce our operating margins.

Our competitiveness is based in part on our operations in Russia having a lower cost of production than competitors in higher-cost locations. We have been facing a consistent upward trend in the past several years in production costs, particularly with respect to wages and transportation. For example, our rail transportation costs increased consistently with rail tariff increases of 6.0% in 2012 and 7.0% in 2013. In 2014, railway tariffs were not indexed; however, in 2015, they were increased by 10.0%. In addition, the significant fall in the ruble against the U.S. dollar and expected higher inflation rates in 2015 and perhaps in subsequent years could lead to increased costs in ruble terms in the future. See “— A decrease in railway infrastructure capacity and an increase in railway tariffs expose us to uncertainties regarding transportation costs of raw materials and steel products,” “— Increasing costs of electricity, natural gas and labor could materially adversely affect our operating margins” and “— Inflation could increase our costs and decrease operating margins.” If these production costs continue to increase in the jurisdictions in which we operate, our competitive advantage will be diminished, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in our estimates of reserves or failure to implement mine development plans could result in lower than expected revenues, higher than expected costs or decreased operating margins.

We base our reserve information on engineering, economic and geological data which is assembled and analyzed by our staff, which includes various engineers and geologists, and which is reviewed by independent mining engineers only periodically, approximately once every three years. The reserve estimates as to both quantity and quality are periodically updated to reflect production from reserves and new drilling, engineering or other data received. There are numerous uncertainties inherent in estimating quantities and qualities and the costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable reserves and net cash flows necessarily depend upon a number of variable factors and assumptions, such as geological and mining conditions which may not be fully identified by available exploration data or which may differ from our experience in current operations, projected rates of production in the future, historical production from the area compared with production from other similar producing areas, the assumed effects of regulation and taxes by governmental agencies and assumptions concerning prices, operating costs, mining technology improvements, mineral extraction and excise tax, development costs and reclamation costs, all of which may vary considerably from actual results. In addition, it may take many years from the initial phase of drilling before production is possible. During that time, the economic feasibility of exploiting a discovery may change as a result of changes in the market price of the relevant commodity. Mine development plans may have to be revised due to geological and mining conditions and other factors described above, as well as due to shortages in capital funding. Our planned development projects also may not result in significant additional reserves and we may not have continuing success developing new mines or expanding existing mines beyond our existing reserves.

The financial performance of our mining segment depends substantially on our ability to mine coal reserves that have the geological characteristics that enable them to be mined at competitive costs and to meet the quality needed by our customers. Actual tonnage recovered from identified reserve areas or properties and revenues and expenditures with respect to our reserves may vary materially from estimates. Replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. Our ability to obtain other reserves through acquisitions in the future could be limited by restrictions under our existing or future loan agreements, competition from other mining companies for attractive properties, the lack of suitable acquisition candidates or the inability to acquire mining properties on commercially reasonable terms. Furthermore, we may not be able to mine all of our reserves as profitably as we do at our current operations due to increases in wages, power and fuel prices and other factors.

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

The risks associated with the development of the Elga coal deposit have the potential to impact the project’s legal or economic viability, including the calculation of reserves. Key risks that have been identified include the following: (1) the subsoil license for the Elga coal deposit could be suspended or terminated if construction deadlines and operational milestones are not met or we could be required to extend the license under less favorable terms; (2) the project requires significant capital expenditures to develop the required production and washing facilities and infrastructure, and increases in planned capital and operating costs could make the project uneconomical because of the project’s sensitivity to these costs; (3) the economic viability of the project is dependent upon the full use of the rail line; (4) the project is very sensitive to market prices for coal because of the high initial capital costs; and (5) the insufficient capacity of ports in the Russian Far East where the Elga deposit is located may limit the distribution of coal mined at the Elga deposit. In addition, capital expenditures for the rail line were not considered in the calculation of reserves estimates as we do not plan to use the rail line solely for delivery of coal from the Elga deposit. While we have already invested approximately $2.1 billion in the development of the Elga coal deposit, its further development requires an additional approximately $1.7 billion in 2015-2017. In March 2014, our subsidiary Elgaugol signed two loan agreements with Vnesheconombank for a $2.5 billion project financing to develop the Elga coal deposit. In case of Elgaugol’s failure to comply with the construction deadlines, operational milestones and other terms of the loan agreements, Vnesheconombank may suspend or terminate the financing. The realization of any of these risks could have a material adverse effect on our business, financial condition, results of operations and prospects. Disbursement under the two loan agreements was in fact suspended by Vnesheconombank due to our failure to fulfill conditions precedent; we intend to fulfill all conditions so as to continue disbursements in 2015.

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

Likewise, our strategy to increase our sales of coal, particularly high-grade coking coal and PCI, is substantially dependent on our ability to increase our exports of these products through ports in the Russian Far East to other countries, particularly Japan, China, South Korea and other Pacific Rim countries.

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

In particular, the current annual capacity of the Baikal-Amur Mainline to which our Elga deposit is connected by our private rail line, is in the range of 12 to 15 million tonnes, which will need to be expanded substantially to meet our needs when Elga Open Pit reaches its full planned annual production capacity of 24.0 million tonnes of saleable coal in 2024. Russian Railways plans to double the capacity of the Baikal-Amur Mainline by 2020 as well as increase capacity of the Komsomolsk-on-Amur-to-Sovetskaya Gavan segment, which connects the Baikal-Amur Mainline to Port Vanino, to 32.6 million tonnes by 2016. However, this increase may not be sufficient as third party users of rail lines may also substantially increase their cargo volumes on the Baikal-Amur and Trans-Siberian Mainlines and further in the direction from Komsomolsk-on-Amur to Sovetskaya Gavan transportation hub. We cannot guarantee that these development projects by Russian Railways will proceed according to current plans, particularly in light of international sanctions against Russian companies and individuals. In addition, there is acute competition among Russian coal exporters for existing port capacity. In light of this shortage, Russian coal producers have endeavored to acquire ports or separate terminals to ensure the export of their products.

Our ability to increase coking coal export volumes is also limited by requirements to first satisfy Russian domestic coal demand, pursuant to a FAS directive issued to us in August 2008. See “— Antimonopoly regulation could lead to sanctions with respect to the subsidiaries we have acquired or established or our prices, sales volumes and business practices.” Failure to successfully manage the obstacles and tasks involved in the implementation of our export sales expansion strategy could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Given that Russian privatization legislation is vague, many privatizations are vulnerable to challenge. The Russian statute of limitations for challenging privatization transactions is generally three years since the date when performance of the transaction began. If a person presenting the claim was not a party to the transaction, the statute of limitations runs from the date when such person found out or should have found out that performance of the transaction was initiated. The statute of limitations generally cannot exceed 10 years from the commencement of performance of the transaction, although recent court practice suggests this limit does not apply if a claimant was not aware of a violation and if it is determined that, in accordance with general principles of justice, the statute of limitations concept cannot be otherwise relied on to allow the legalization of unlawfully acquired property. As noted above, most of our subsidiaries were privatized more than 10 years ago. In the event that any title to, or our ownership stakes in, any of the privatized companies acquired by us is subject to challenge as having been improperly privatized and we are unable to defeat this claim, we risk losing our ownership interest in the company or its assets, which could materially adversely affect our business, financial condition, results of operations and prospects.

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

Our business could be adversely affected if we fail to obtain or extend necessary subsoil licenses and permits or fail to comply with the terms of our subsoil licenses and permits.

Our business depends on the continuing validity of our subsoil licenses and the issuance of new and extended subsoil licenses and our compliance with the terms thereof. In particular, in estimating our reserves, we have assumed that we will be able to renew our Russian subsoil licenses as and when necessary in the ordinary course of business so that we will be able to exploit the resources under such licenses for the operational life of the relevant subsoil plot. See “Item 4. Information on the Company — Regulatory Matters — Subsoil Licensing in Russia — Extension of licenses” and “— Mining Segment — Mineral reserves (coal, iron ore and limestone).” However, license extension is subject to the licensee being in compliance with the terms of the license. Our experience with license extensions and publicly available information about current market practice and available court practice suggest that regulatory authorities tend to focus on such terms of the license as production levels, operational milestones and license payments, which are considered to be material terms of the license. Nevertheless, there is no assurance that this approach will be consistently applied by the regulatory authorities and the courts and that there will be no changes to this approach in the future. Regulatory authorities exercise considerable discretion in the timing of license issuance, extension of licenses and monitoring licensees’ compliance with license terms. Subsoil licenses and related agreements typically contain certain environmental, safety and production commitments. See “Item 4. Information on the Company — Regulatory Matters — Subsoil Licensing in Russia — Maintenance and termination of licenses.” If regulatory authorities determine that we have violated the material terms of our licenses, it could lead to rejection in license extension or suspension or termination of our subsoil licenses, and to administrative and civil liability. In addition, requirements imposed by relevant authorities may be costly to implement and result in delays in production. Our subsoil licenses expire on dates falling in 2020 through 2037. See the tables setting forth expiry dates of our Russian subsoil licenses in “Item 4. Information on the Company — Mining Segment” and reserves information. Accordingly, these factors may seriously impair our ability to operate our business and realize our reserves which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are currently in compliance with the material terms of our Russian subsoil licenses, except for the following. We failed to commence commercial coal production at the Raspadsk license area (part of Olzherassky Open Pit) in 2009 as required by the license due to unfavorable mine economics, but expect to commence such production in the third quarter of 2016 provided coal prices recover sufficiently. In addition, we commenced the development of the coal deposits at the Yerunakovsk-1, Yerunakovsk-2 and Yerunakovsk-3 license areas, but failed to commence commercial production at these license areas in 2011 as required by the licenses due to unfavorable mine economics. Moreover, we cannot fully develop the deposit at the Yerunakovsk-3 license area due to the presence of a third-party sludge pond in this area. Furthermore, we failed to commence commercial coal production at the Olzherassk license area (Olzherasskaya-Glubokaya Underground) due to unfavorable mine economics and the significant capital investments required to develop this license area. The Yerunakovsk-2, Yerunakovsk-3 and Olzherassk (Olzherasskaya-Glubokaya Underground) license areas are not counted for the purposes of our coal reserves.

Increasing costs of electricity, natural gas and labor could materially adversely affect our operating margins.

In 2014, our Russian operations purchased approximately 4.8 billion kilowatt-hours (“kWh”) of electricity at a total cost of $327.8 million, implying an average cost of 6.8 cents per kWh. The restructuring of the Russian power sector that began in 2001 is substantially complete and all government regulation of electricity prices in the wholesale power market, except for the sales to household consumers and similar type of consumers, expired in 2011. According to the Ministry of Economic Development of the Russian Federation, the average increase in market prices on the retail electricity market was 6.2-7.0% in 2014, and is expected to be in the range of 6.5-7.9% in 2015. Further price increases for electricity may also occur in the future as the power generating companies created in the restructuring are financed by and controlled to a greater extent by the private sector.

Our Russian operations also purchase significant amounts of natural gas, primarily for the production of electricity at our own co-generation facilities, from Novatek OAO (“Novatek”), Russia’s largest independent producer of natural gas, and Gazprom OAO (“Gazprom”), the government-controlled dominant gas producer and the owner of the unified gas supply system of Russia. Domestic natural gas prices are regulated by the Russian government. In 2014, we purchased 212.2 million cubic meters of gas at a total cost of $20.5 million. Russian domestic natural gas prices are significantly below Western European levels, which provides us with a cost advantage over our competitors, an advantage which is expected to diminish as Russian domestic gas prices approach Western European levels. Starting from January 1, 2014, the Russian Federal Tariff Service (the “FTS”) set wholesale prices of gas produced by Gazprom for domestic consumers on the territory of the Russian Federation, except for households, in the range of $91.7 to $118.3 per thousand cubic meters, depending on the region of the Russian Federation where the gas is purchased.

Following raw materials used in the production process and energy-related costs, our labor costs are the next most significant operational cost. Labor costs in Russia have historically been significantly lower than those in the more developed market economies of North America and Western Europe for similarly skilled employees. However, the average wage in Russia has been rising in recent years. According to Rosstat, after adjusting for inflation, the average wage in the Russian Federation has risen at the annual rate of 1.3%, 4.8% and 8.4% in 2014, 2013 and 2012, respectively. Moreover, labor costs in Russia are indexed to and adjusted for inflation, which means that, due to expected higher inflation rates in 2015 and perhaps in subsequent years, we expect labor costs to rise. We believe our advantage with respect to our competitors with foreign operations that have historically had to pay higher average wages than those paid in Russia may be reduced, including as a result of higher expected inflation.

Higher costs of electricity, natural gas and labor could negatively impact our operating margins, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

A decrease in railway infrastructure capacity and an increase in railway tariffs expose us to uncertainties regarding transportation costs of raw materials and steel products.

Railway transportation is our principal means of transporting raw materials and steel products to our facilities and to customers in Russia and abroad. The Russian rail system is controlled by Russian Railways, which is a state-sanctioned monopoly responsible for the management of all Russian railroads. The Russian government sets domestic rail freight prices and the terms of transportation, including the terms related to the type of rolling stock to be used for transportation of certain types of cargo and the estimated minimum tonnage for the purposes of determining the applicable tariff. These rail freight prices are subject to annual adjustment based on, among other factors, inflation and the funding requirements of Russian Railways’ capital investment program, which is in turn affected by the acute need to upgrade track infrastructure and passenger- and cargo-handling facilities.

The most significant railcar owners are JSC Freight One, JSC Federal Freight, NefteTransService ZAO, Globaltrans, Rail Garant, RT Operator OOO and ZapSib-Transservice OOO. Our cargoes are currently transported in the railcars owned by our subsidiary Mecheltrans or third party railcar owners, mainly to transport coal products and iron ore concentrate. At present, only these third party railcar owners and Russian Railways possess a sufficiently extensive railcar fleet to service our present and future requirements. Mecheltrans works with third party railcar owners to arrange for transportation and forwarding of cargoes with their railcars. In 2014, our freight volume transported by JSC Federal Freight, JSC Freight One, RT Operator OOO, ZapSib-Transservice OOO, Globaltrans and Rail Garant amounted to 27.1 million tonnes, for which we paid $217.0 million.

In 2014, railway tariffs were not indexed. However, in 2015, railway tariffs were increased by 10.0%. Starting from January 29, 2015, railway export tariffs for all goods were increased by an additional 13.4%, except for certain grades of coal and middlings for which additional indexation amounted to only 1.3%. Along with the growth of tariff levels, a disruption may occur in the transportation of our raw materials and products due to the oversupply of rolling stock which further aggravates the insufficient capacity of the railway infrastructure. Congestion of the railway infrastructure due to the oversupply of rolling stock may also result in increases in cargo delivery terms. Furthermore, an increase in prices of rolling stock operators’ services may occur in the future due to lower turnover of railcars, higher inflation or other reasons. All of the above factors may negatively impact our operating margins and could materially adversely affect our business, financial condition, results of operations and prospects.

We face certain trade restrictions in the export of ferrosilicon to the European Union.

In February 2008, an antidumping duty in the amount of 17.8% was imposed on exports to the European Union of ferrosilicon produced by our subsidiary Bratsk Ferroalloy Plant for a period of five years. In February 2013, the European Commission initiated an expiry review of the antidumping measures applicable to imports of ferrosilicon. In April 2014, the antidumping duty was extended for another five years. We may face additional antidumping duties and other trade restrictions in the European Union, the United States and other markets in the future. See “Item 4. Information on the Company — Steel Segment — Trade restrictions.”

We benefit from Russia’s tariffs and duties on imported steel, many of which have been reduced upon Russia’s WTO membership and may be eliminated in the future.

Russia has in place import tariffs with respect to certain imported steel products. These tariffs generally amount to 5-15% of the value of the imports. Almost all of our sales of steel products in Russia were protected by these import tariffs in 2014. The Republic of Belarus, the Republic of Kazakhstan and the Russian Federation entered into a Customs Union and implemented a Common Customs Tariff, which came into force on January 1, 2010, reducing import duties on stainless rolled products from 15% to 10%. Starting from January 2, 2015, the Customs Union was enlarged to include the Republic of Armenia. Creation of this Customs Union, as well as other actions and decisions of Russian authorities in respect of tariffs and duties, can lead to further reduction of import duties.

On November 20, 2013, the Eurasian Economic Commission initiated an antidumping investigation against imports of steel bars originating in Ukraine. We will benefit from protection of the Customs Union’s market from low-priced import of steel bars in case of antidumping duties are imposed.

Upon Russia’s entry into the World Trade Organization (“WTO”), the import tariffs and duties of Russia were reduced or eliminated, depending on the type of steel products. In particular, according to the WTO accession terms Russian import duties on most types of steel products have been reduced to 5%, causing increased competition in the Russian steel market from foreign producers and exporters.

Our exports to the European Union are subject to REACH regulations.

Chemical substances contained in some of our products, as well as by-products and waste, which we export to or produce in the European Union are subject to regulation (EC) No 1907/2006 on registration, evaluation, authorization and restrictions of use of chemicals (“REACH”) that entered into force on June 1, 2007. Under REACH, we must provide a registration dossier for such substances to the European Chemicals Agency (“ECHA”). In addition, we must provide the information about the registered substances usage and utilization to the competent authorities of the E.U. Member States and downstream users upon request. In accordance with REACH, prior to December 1, 2008, we pre-registered substantially all of the substances that we intended to export to or produce in the European Union. As a next step in accordance with the REACH implementation schedule, prior to December 1, 2010, we registered with the ECHA all of the substances that we export to or produce in the European Union in an amount over 1,000 tonnes per year, and which are subject to REACH registration. We believe that we are in compliance with current REACH requirements and we will have to maintain certain resources to ensure compliance with further developing REACH requirements.

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

The European Commission has planned several revisions of the REACH regulation by 2019. Compliance with changes to the existing regulations may lead to increased costs, modifications in operating practices and/or further restrictions affecting our products. Any such changes and/or modifications could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We are at risk of experiencing any and all of these hazards. The occurrence of such hazards could delay production, increase production costs, result in injury to persons or death, and damage to property, as well as liability for us. For example, on May 30, 2008, there was a cave-in at V.I. Lenina Underground (which led to suspension of operations for 17 calendar days) and on July 29, 2008 there was a methane flash (which led to suspension of operations for 67 calendar days). Both accidents involved multiple casualties, and the first accident resulted in five fatalities. In 2010 through 2012, there were a number of occasions of self-heating and spontaneous ignition of coal as well as an increase of coal dust levels, each of which resulted in the temporary suspension of mining operations at the longwalls of Sibirginskaya Underground, V.I. Lenina Underground and Olzherasskaya-Novaya Underground. There were no casualties involved in any of these occasions. In 2013-2014, there were also a number of occasions which caused the temporary suspension of mining operations, but had no significant effect on our business. We have been and are still implementing measures to cure the causes of these occasions and we are cooperating with the competent governmental authorities, in particular, the Russian Federal Service for Ecological, Technological and Nuclear Supervision (“Rostekhnadzor”).

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

Our production facilities are located in different climate and weather conditions, and abnormal weather changes and natural hazards could affect their operations. Interruptions in electricity supply and transport communication could lead to delays in deliveries of raw materials to our production facilities and finished products to consumers, as well as a suspension of production. In addition, the existence of abnormally low temperatures for a long period of time may limit the work of the crane equipment and mining-and-transport equipment. For example, in 2012 operations at our open pit mines in Russia were suspended for a period of 2 to 7 days due to abnormally low temperatures. In 2013, such suspensions ranged from 2 to 16 days. The negative impact of such abnormal or extreme climate and weather conditions may have an adverse effect on our business, financial condition, results of operations and prospects.

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

Our operations and properties are subject to environmental laws and regulations in the jurisdictions in which we operate. For instance, our operations generate large amounts of pollutants and waste, some of which are hazardous, such as benzapiren, sulfur oxide, sulfuric acid, nitrogen ammonium, sulfates, nitrites and phenicols. Some of our operations result in the creation of sludges, including sludges containing base elements such as chromium, copper, nickel, mercury and zinc. The creation, storage and disposal of such hazardous waste is subject to environmental regulations, including the requirement to perform decontamination and reclamation, such as cleaning up highly hazardous waste oil and iron slag. In addition, pollution risks and related cleanup costs are often impossible to assess unless environmental audits have been performed and the extent of liability under environmental and civil laws is clearly determinable. Furthermore, new and more stringent regulations have been introduced in a number of countries in response to the impacts of climate change. See “— Increased regulations associated with climate change and greenhouse gas emissions may give rise to increased costs and may adversely impact our business and markets.”

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

Based on the current regulatory environment in Russia and elsewhere where we conduct our operations, as of December 31, 2014, we have not created any reserves for environmental liabilities and compliance costs, other than an accrual in the amount of $47.2 million for asset retirement obligations. Any change in this regulatory environment could result in actual costs and liabilities for which we have not provided. We estimated the total amount of capital investments to address environmental concerns at our various subsidiaries at $23.7 million as of December 31, 2014. These amounts are not accrued in the consolidated financial statements until actual capital investments are made. See note 26(b) to the consolidated financial statements.

In the course, or as a result, of an environmental investigation by Russian governmental authorities, courts can issue decisions requiring part or all of the production at a facility that has violated environmental standards to be halted for a period of up to 90 days. We have been cited in Russia for various violations of environmental regulations in the past and we have paid certain fines levied by regulatory authorities in connection with these infractions. In June 2013, the Russian Federal Service for the Supervision of Natural Resources (“Rosprirodnadzor”) claimed 398.6 million rubles from Beloretsk Metallurgical Plant as compensation for damages caused by discharging waste water into the river Belaya and Beloretsk storage reservoir. This claim was resolved by means of a settlement agreement approved by the arbitrazh court according to which Beloretsk Metallurgical Plant is obliged to reconstruct a waste treatment facilities system by December 31, 2016. See “Item 8. Financial Information — Litigation — Environmental and safety.” Though our production facilities have not been ordered to suspend operations due to environmental violations during the respective periods since we acquired or established them, there are no assurances that environmental protection authorities will not seek such suspensions in the future. In the event that production at any of our facilities is partially or wholly suspended due to this type of sanction, our business, financial condition, results of operations and prospects could be materially adversely affected.

Increased regulations associated with climate change and greenhouse gas emissions may give rise to increased costs and may adversely impact our business and markets.

Through our mining and power segments, we are a major producer of carbon-related products such as coal, coal concentrate and energy. Coal and coal-based energy are also significant inputs in many of the operations of our steel segment. A major by-product of the underground mining of coal is methane (CH4) and a major by-product of coal burning is carbon dioxide (CO2), both of which are considered to be greenhouse gases and generally a source of concern in connection with global warming and climate change.

The December 1997 Kyoto Protocol established a set of greenhouse gas emission targets for developed countries that have ratified the Kyoto Protocol. In order to give the countries a certain degree of flexibility in meeting their emission reduction targets, the Kyoto Protocol developed mechanisms allowing participating countries to earn and trade emissions credits by way of implementing projects aimed at meeting the Kyoto Protocol targets. The European Union has established greenhouse gas regulations and many other countries are in the process of doing so. The European Union Emissions Trading System (“EU ETS”), which came into effect on January 1, 2005, has had an impact on greenhouse gas and energy-intensive businesses based in the European Union. Our operations in Lithuania are currently subject to the EU ETS, as are our E.U. based customers.

The Russian Federation ratified the Kyoto Protocol in 2005 and since October 2009 Russia has established a legal procedure for implementing trading mechanisms provided under the Kyoto Protocol. However, in 2012, Russia refused to sign up for the second period of limits set to begin in 2013 and remain in effect until 2020.

The Kyoto Protocol and the EU ETS could restrict our operations and/or impose significant costs or obligations on us, including requiring additional capital expenditures, modifications in operating practices, and additional reporting obligations. These regulatory programs may also have a negative effect on our production levels, profit and cash flows and on our suppliers and customers, which could result in higher costs and lower sales. Inconsistency of regulations particularly between developed and developing countries may also change the competitive position of some of our assets. Finally, we note that even without further legislation or regulation of greenhouse gas emissions, increased awareness and any adverse publicity in the global marketplace about the greenhouse gasses emitted by companies in the steel manufacturing industry could harm our reputation and reduce customer demand for our products.

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

Our Chairman, Igor Zyuzin may be deemed to be the beneficial owner of approximately 67.42% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions.” Except in certain cases as provided by the Federal Law “On Joint-Stock Companies,” dated December 26, 1995, as amended (the “Joint-Stock Companies Law”), resolutions at a general shareholders’ meeting are adopted by a majority of the voting stock at a meeting where shareholders holding more than half of the voting shares are present or represented. Accordingly, Mr. Zyuzin has the power to control the outcome of most matters to be decided by a majority of the voting stock present at a general shareholders’ meeting and can control the appointment of the majority of directors and the removal of all of the elected directors. In addition, our controlling shareholder is likely to be able to take actions which require a three-quarters supermajority of the voting stock present at such a general shareholders’ meeting, such as amendments to our charter, reorganization, significant sales of assets and other major transactions, if other shareholders do not participate in the meeting. Thus, our controlling shareholder can take actions that you may not view as beneficial or prevent actions that you may view as beneficial, and as a result, the value of the shares and ADSs could be materially adversely affected.

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

As of March 31, 2015, six of our companies were included by the FAS in its register of entities with a market share exceeding 35% in the relevant market or with a dominant position in a certain market, including:

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

In 2008, the FAS issued a number of directives to our companies placing certain restrictions on our business practices. On May 13, 2008, the FAS issued a directive ordering Mechel and Southern Kuzbass Coal Company, as a group of companies holding a dominant position in the Russian coking coal market, to fulfill the following requirements:

•	to avoid the unjustified reduction of production volumes and product range at Southern Kuzbass Coal Company;

•	to provide, to the extent possible, equal supply terms to all customers without discrimination against companies not forming part of this group of companies;

•	not to restrict other companies from supplying coking coal to the same geographical area of operations; and

•	to notify the FAS prior to any increase in domestic prices of coking coal, steam coal and coking coal concentrate, if such increase amounts to more than 10% of the relevant price used 180 days before the date such increase is planned to take place, with submission to the FAS of the financial and economic reasoning for the planned increase of prices.

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

Under Russian law, companies and individuals, as well as affiliated entities operating within one wholesale market pricing zone, are prohibited from combining activities relating to electricity distribution and/or dispatching with electricity generation and/or sale, in particular, through simultaneously owning assets which are directly used for electricity distribution and/or dispatching and assets which are directly used for electricity generation and/or sale. Amendments to the law adopted in December 2011 introduced a new enforcement mechanism with respect to affiliated companies which do not comply with the law. The amendments allow the relevant governmental authorities to force the sale, first, of electricity generation and/or sale assets and, second, of electricity distribution assets of such affiliated entities. See “Item. 4 Information on the Company — Regulatory Matters — Regulation of Russian Electricity Market.”

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

During 2008 and 2009, we leased our electricity distribution assets to an unaffiliated third party, Electronetwork ZAO, which currently uses them to distribute electricity to us and other customers. Our entities are not involved, therefore, in electricity distribution activity. We believe that by leasing our electricity distribution assets to an unaffiliated third party and not using them for electricity distribution, we are not in violation of the law.

Given that there is no official guidance or court practice clarifying this matter, our interpretation of the law may not be upheld by Russian courts. We will closely follow further development of administrative and court practice in this area. We will vigorously defend our position, if it is challenged by the authorities. However there is a risk that the court may come to a view that we are in breach of the law and may order us to dispose of our electricity assets. Disposal of these assets may have a material adverse effect on our business and operations.

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

A majority of our employees are represented by trade unions, and our operations depend on good labor relations.

As of December 31, 2014, approximately 61% of all our employees were represented by trade unions. Although we have not experienced any business interruption at any of our companies as a result of labor disputes from the dates of their respective acquisition by us and we consider our relations with our employees to be good, under Russian law unions have the legal right to strike and other Russian companies with large union representation periodically face interruptions due to strikes, lockouts or delays in renegotiations of collective bargaining agreements. Our businesses could also be affected by similar events if our relationships with our labor force and trade unions worsen in the future. We have signed the industry agreements for coal and ore mining and smelting industries and have renegotiated most related collective bargaining agreements. If we are unable to prolong collective bargaining agreements on similar conditions in the future or our employees are dissatisfied with the terms of the collective bargaining agreements and undertake any industrial action, it could have material adverse effects on our business, financial condition, results of operations and prospects.

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

Terrorist attacks and threats, escalation of military activity, massive cyber attacks or incidents or damage to property as a result of military conflict, and government regulation in response to such attacks or acts of war may negatively affect our business, financial condition, results of operations and prospects.

Terrorist attacks and threats, escalation of military activity, massive cyber attacks or incidents or any damage to our property, such as Donetsk Electrometallurgical Plant in eastern Ukraine, resulting from military conflict, and an increase in government regulation in response to such attacks or acts of war may negatively affect our business. There could be delays or losses in transportation and deliveries of our products to our customers, increased government regulation and decreased sales due to disruptions in the businesses of our customers. It is possible that any such occurrences could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Risks Relating to Our Shares and the Trading Market

International sanctions relating to the crisis in Ukraine could adversely impact the trading market for our shares and ADSs.

The United States and the European Union introduced sanctions against certain Russian companies and individuals as a result of the crisis in Ukraine. If current sanctions are maintained and/or further sanctions introduced, the trading market for our shares and ADSs and the rights of our shareholders and ADS holders could be materially adversely affected. See “— Risks Relating to the Russian Federation — The current political and economic crisis in Ukraine and related sanctions imposed by the United States and the European Union may have a material adverse effect on our business, liquidity and financial condition, as well as the value of our shares and ADSs.”

In particular, if any of our existing or future clients, suppliers or other counterparties become subject to or directly impacted by such sanctions, this may compel shareholders and ADS holders to sell their shares and ADSs so as to remain in compliance with their respective internal rules on investments or with any applicable laws or regulations (which, due to the recent nature of the sanctions, are subject to wide-ranging interpretation). Such sales may decrease the market value of our shares and ADSs and potentially inhibit other investors from purchasing our shares and ADSs, thereby causing the trading market for our shares and ADSs to become less liquid.

Moreover, should any sector in which we operate become subject to so-called “sectoral sanctions,” in either of the United States or the European Union, the relevant clearing systems, brokers and other market participants as well as the New York Stock Exchange (“NYSE”) may refuse to permit trading in or otherwise facilitate transfers of the ADSs. As a result, applicable law or internal compliance requirements may prevent certain ADS holders from continuing to hold the ADSs and potential ADS holders may be prohibited from purchasing the ADSs. Any of the above could significantly reduce the trading market for, and materially adversely affect the value of, our shares and ADSs.

The price of our shares and ADSs could be volatile and could drop unexpectedly, making it difficult for investors to resell our shares or ADSs at or above the price paid.

The price at which our shares and ADSs trade is influenced by a large number of factors, some of which are specific to us and our operations and some of which are related to the mining and steel industries and equity markets in general. As a result of these factors, investors may not be able to resell their shares or ADSs at or above the price paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a material impact on the market price of our shares and ADSs:

•	investor perception of us as a company;

•	actual or anticipated fluctuations in our revenues or operating results;

•	announcement of intended acquisitions, disposals or financings, or speculation about such acquisitions, disposals or financings;

•	changes in our dividend policy, which could result from changes in our cash flow and capital position;

•	sales of blocks of our common shares, common ADSs, preferred shares or preferred ADSs by significant shareholders, including the Justice persons;

•	price and timing of any refinancing of our indebtedness;

•	potential litigation involving us;

•	changes in financial estimates and recommendations by securities research analysts;

•	fluctuations in Russian and international capital markets, including those due to events in other emerging markets;

•	the performance of other companies operating in similar industries;

•	regulatory developments in the markets where we operate, especially Russia and the European Union;

•	international political and economic conditions, including the effects of fluctuations in foreign exchange rates, interest rates and oil prices and other events such as terrorist attacks, military operations, changes in governments and relations between countries, international sanctions, particular those currently in place against certain Russian companies and individuals, natural disasters and the uncertainty related to these developments;

•	news or analyst reports related to markets or industries in which we operate; and

•	general investor perception of investing in Russia.

As a result of deteriorating market conditions in 2014 for our main products, together with our high leverage, our shares and ADSs price dropped significantly in 2014, and ADSs started trading below one U.S. dollar. As of October 24, 2014, the 30 trading-day average closing price of Mechel ADSs amounted to $0.99 and as a result Mechel ADSs became noncompliant with one of the NYSE continuous listing standards, regarding which we received official notice from the NYSE on October 30, 2014. According to NYSE rules, we had six months from the date of receipt of the NYSE notice to bring our share price back into compliance with the listing standards. During this six-month period, our shares continued to trade on the NYSE.

On January 29, 2015, the closing price for Mechel ADSs surpassed the $1.00 threshold and continued to grow throughout February 2015. On February 27, 2015, the 30 trading-day average closing price of ADSs amounted to $1.26 per ADS. As a result, we received official notice from the NYSE on March 2, 2015 that our ADSs came back into compliance with the listing standards.

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

Furthermore, the payment of dividends by our subsidiaries and/or our ability to repatriate such dividends may, in certain instances, be subject to taxes, statutory restrictions, retained earnings criteria, and covenants in our subsidiaries’ financing arrangements and are contingent upon the earnings and cash flow of those subsidiaries. See note 19 to the consolidated financial statements.

Upon introduction of a new system of recording the depositary’s rights to the shares underlying depositary receipts, the depositary is required to disclose information on ADS and GDS owners in order to exercise voting rights and receive dividends with respect to the shares underlying ADSs and GDSs.

Effective January 1, 2013, a new system of recording the depositary’s rights to the shares underlying depositary receipts was introduced by the Federal Law No. 415-FZ of December 7, 2011, as amended on December 29, 2012 (“Federal Law No. 415-FZ”). Pursuant to the new system, the underlying shares are no longer recorded at the depositary’s ‘owner’s account’ opened with a Russian custodian holding a ‘depo account of nominee holder’ with the issuer’s shareholder register. Instead, the underlying shares are now recorded at a ‘depo account of depositary programs’ opened with a Russian custodian which in its turn has a depo account of nominee holder opened with the central depositary. On November 6, 2012, the FFMS granted CJSC National Settlement Depositary (“NSD”) the status of Russian central depositary. Starting from November 6, 2013, the depo accounts of depositary programs should be opened for depositaries, and shares represented by depositary receipts should be recorded in depo accounts of depositary programs.

In addition to the new recording system, the Federal Law No. 415-FZ also sets forth new obligations for a depositary to disclose information on ‘depositary receipt owners’ in order to exercise voting rights and to receive dividends with respect to the shares represented by depositary receipts. The FFMS by its Order No. 13-7/pz-n dated February 5, 2013 sets forth the requirements for the provision of information about the depositary receipt owners. Such information is provided to the issuer in the form of a list of persons who exercise the rights under the depositary receipts. The list is provided to the issuer by the foreign depositary which opens the depo account of depositary programs. The list is provided for the preparation and holding of a shareholders’ meeting. Furthermore, any obligations of the depositary to disclose information on depositary receipt owners in order to receive dividends were abolished effective January 1, 2014 pursuant to the Federal Law No. 282-FZ of December 29, 2012, as amended (“Federal Law No. 282-FZ”). Under the Federal Law No. 282-FZ, the payment of dividends on the shares represented by depositary receipts is made to the foreign depositary which opens the depo account of depositary programs.

Currently, it is not clear whether the term ‘depositary receipt owner’ means a holder registered on the records of the depositary, a securities intermediary or a beneficial owner of a depositary receipt. As a result, the scope of the above reporting obligations, which may affect the rights of our ADS and GDS holders, also remains uncertain. We cannot assure you that the Federal Law No. 415-FZ and the other regulations by the CBR, to which the powers of the FFMS were delegated, will be compatible with the way in which depositary receipt programs were customarily operated in the past or with foreign confidentiality regulations, or that the new requirements will not impose additional burdens upon the depositary, ADS and GDS holders or their respective securities intermediaries, any of which may cause investments in our ADSs to be seen as less attractive.

In addition, the Federal Law No. 282-FZ requires the foreign depositary to take all reasonable steps to provide information on depositary receipt owners to the issuer, state arbitrazh courts, the CBR and governmental investigative authorities upon their request, and depositary receipt owners may not refuse to provide such information in response to the depositary if so requested. The CBR is entitled to demand the depositary to cure any breach of such disclosure requirements, and if the depositary fails to cure, the CBR may suspend or limit any operations with depo accounts of depositary receipt program for up to six months with respect to the number of securities not exceeding the number of securities for which the obligation to provide information has not been fulfilled. It is unclear how the CBR will use these new regulatory powers. Any suspension of or limitation on our ADS or GDS programs could have a material adverse effect on the value of the ADSs.

The depositary may be required to take certain actions due to Russian law requirements which could adversely impact the liquidity and the value of the shares and ADSs.

If at any time the depositary believes that the shares deposited with it against the issuance of ADSs represent (or, upon accepting any additional shares for deposit, would represent) a percentage of shares which exceeds any threshold or limit established by any applicable law, directive, regulation or permit, or satisfies any condition for making any filing, application, notification or registration or obtaining any approval, license or permit under any applicable law, directive or regulation, or taking any other action, the depositary may (1) close its books to deposits of additional shares in order to prevent such thresholds or limits being exceeded or conditions being satisfied or (2) take such steps as are, in its opinion, necessary or desirable to remedy the consequences of such thresholds or limits being exceeded or conditions being satisfied and to comply with any such law, directive or regulation, including, causing pro rata cancellation of ADSs and withdrawal of underlying shares from the depositary receipt program to the extent necessary or desirable to so comply. Any such circumstances may affect the liquidity and the value of the shares and ADSs.

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

For ADS holders, in accordance with the deposit agreements, we will provide the notice to the depositary. The depositary has in turn undertaken, as soon as practicable thereafter, to mail to ADS holders notice of any such meeting of shareholders, copies of voting materials (if and as received by the depositary from us) and a statement as to the manner in which instructions may be given by ADS holders. To exercise their voting rights, ADS holders must then timely instruct the depositary how to vote their shares. As a result of this extra procedural step involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of shares. ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting.

In addition, although securities regulations expressly permit the depositary to split the votes with respect to shares underlying the ADSs in accordance with instructions from ADS holders, there is little court or regulatory guidance on the application of such regulations, and the depositary may choose to refrain from voting at all unless it receives instructions from all ADS holders to vote the shares in the same manner. Holders of ADSs may thus have significant difficulty in exercising voting rights with respect to the shares underlying the ADSs. There can be no assurance that holders and beneficial owners of ADSs will: (1) receive notice of shareholder meetings to enable the timely return of voting instructions to the depositary; (2) receive notice to enable the timely cancellation of ADSs in respect of shareholder actions; or (3) be given the benefit of dissenting or minority shareholders’ rights in respect of an event or action in which the holder or beneficial owner has voted against, abstained from voting or not given voting instructions.

ADS holders may be unable to repatriate their earnings.

Dividends that we may pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in rubles. Such dividends will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the fees and charges of, and expenses incurred by, the depositary, together with taxes withheld and any other governmental charges. The ability to convert rubles into U.S. dollars is subject to the currency markets. Although there is an active market for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the functioning of this market in the future is not guaranteed and, in particular may be negatively impacted by any future imposition of exchange controls imposed by the Russian authorities in an effort to stabilize the value of the ruble.

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

Capital gains from the sale of ADSs may be subject to Russian profit tax.

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

As of the date of this document, of the 138,756,915 issued preferred shares, 40% are held by our wholly-owned subsidiary Skyblock Limited, the remaining preferred shares are held by the public and may be held by James C. Justice II, James C. Justice III, James C. Justice Companies Inc. and Jillean L. Justice (collectively, the “Justice persons”). The Justice persons disposed or may dispose of all or part of the remaining preferred shares they held through one or more offerings or broker trades. It is also possible that we may decide to offer additional preferred shares and preferred ADSs in the future, including preferred shares held by Skyblock Limited. Additional offerings or sales of preferred shares and preferred ADSs by us or the Justice persons, or the public perception that such offerings or sales may occur, could have an adverse effect on the market price of our preferred shares and preferred ADSs.

Risks Relating to the Russian Federation

Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in developed or other emerging markets could have a material adverse effect on our business and could cause the value of our shares and ADSs to fluctuate widely.

Investors in emerging markets such as the Russian Federation should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that the value of securities of Russian companies is subject to rapid and wide fluctuations due to various factors. For example, the military conflict in August 2008 between Russia and Georgia involving South Ossetia and Abkhazia and the current situation in Ukraine and Crimea resulted in significant price declines in securities of Russian companies and capital outflows from Russia. The escalation of the present situation or the emergence of new tensions between Russia and other countries may lead to further reductions in the price of Russian securities. We cannot assure you that any such developments will not have a material adverse effect on our business, financial condition, results of operations and prospects, and the value of our shares and ADSs is expected to be highly volatile while the crisis in Ukraine remains unresolved and/or the Russian economy continues to deteriorate.

Investors should also note that emerging markets such as the Russian Federation are subject to rapid change and that the information set forth in this document may become outdated relatively quickly. Moreover, financial turmoil in any emerging market country tends to affect adversely the value of investments in all emerging market countries as investors move their money to more stable, developed markets. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in the Russian Federation and adversely affect the Russian economy. In addition, during such times, companies that operate in emerging markets can face liquidity constraints as foreign funding sources become less available. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved.

Domestic, regional and international political and diplomatic conflicts could create an uncertain operating environment that could adversely affect our business and hinder our long-term planning ability.

Russia has endured ethnic, religious, historical and other divisions, which have, on occasion, given rise to tensions and, in certain cases, diplomatic and military conflict, both internally and with other countries.

For example, the Russian Federation was involved in armed conflict with Georgia in 2008, and differing views on the Georgia conflict have had an impact on the relationship between the Russian Federation, the European Union, the United States and certain former Soviet Union countries. In addition, the relationship between Ukraine and the Russian Federation has in the recent past been subject to significant strain for a number of reasons, including Ukraine’s failure to pay and accumulation of payment arrears relating to the supply of energy resources, Ukraine’s possible accession to NATO and the European Union and port access by Russian warships. More recently, Russia’s relations with Ukraine have reached an historic post-Soviet low point following renewed political instability in Ukraine that resulted in the departure from office of Mr. Yanukovich (Ukraine’s former president), Russia’s role in the subsequent accession of Crimea and Sevastopol to Russia, and widespread accusations that Russia is actively involved in or otherwise supporting insurgents in eastern Ukraine in their struggle against Ukraine’s central authorities. This has resulted in a substantial deterioration in Russia’s relations with the United States, the European Union and other countries such as Canada, Japan and Australia, and has led to the imposition of sanctions against certain Russian individuals and entities and has contributed to certain volatility in the Russian economy and a deterioration in Russia’s macroeconomic condition and prospects. See “— Risks Relating to the Russian Federation — The current political and economic crisis in Ukraine and related sanctions imposed by the United States and the European Union may have a material adverse effect on our business, liquidity and financial condition, as well as the value of our shares and ADSs.” If such tensions intensify or new tensions emerge between the Russian Federation and Ukraine, Georgia, the European Union, the United States or any other countries, leading potentially to the imposition of further trade sanctions or embargoes, the Russian economy will likely experience further volatility and deterioration.

Many of the aforementioned events have adversely affected the Russian economy and the Russian financial and banking markets, increased capital outflows, as well as worsened general business and investment climate in Russia. The Russian stock exchanges have experienced heightened volatility, Russia’s credit markets have tightened, and the exchange rate of the ruble against the U.S. dollar and other currencies has depreciated significantly in recent months. See “— Risks Relating to Our Financial Condition and Financial Reporting — Changes in the exchange rate of the ruble against the U.S. dollar and in interest rates may materially adversely affect our business, financial condition and results of operations.”

In part as a result of political tensions, international sanctions, ruble volatility and the drop in the oil price, in April 2014, Standard & Poor’s lowered the Russian Federation’s foreign currency rating to “BBB-/A-3” and local currency (long- and short-term) rating to “BBB/A-2”, both with a negative outlook. In October 2014, Moody’s Investors Service lowered Russia’s government bond rating to Baa2 from Baa1, further downgrading it in January 2015 to Baa3, with a negative outlook. In January 2015, Fitch downgraded the Russian Federation’s long-term foreign and local currency Issuer Default Rating to “BBB-” with a negative outlook.

The risks associated with these events or potential future events could materially and adversely affect the investment environment and overall consumer confidence in the Russian Federation, which in turn could have a material adverse effect on our business, financial condition, results of operations and prospects.

The current political and economic crisis in Ukraine and related sanctions imposed by the United States and the European Union may have a material adverse effect on our business, liquidity and financial condition, as well as the value of our shares and ADSs.

In connection with the ongoing events in Ukraine, the United States and the European Union (as well as other nations, such as Canada, Switzerland, Australia and Japan) have imposed sanctions on certain Russian and Ukrainian persons and entities. The prohibitions in the countries that imposed the new sanctions regimes generally apply to nationals of those countries or any action taken within the territory of those countries, and may, particularly, in the case of U.S. sanctions, have extraterritorial effect on transactions with a direct or indirect connection to the jurisdiction.

Starting from March 2014, the United States introduced sanctions against Russian and Ukrainian persons and entities perceived to have been involved in the crisis in Ukraine, certain senior officials of the Russian Federation, or vocal supporters of Russia’s position in the Ukrainian crisis. Pursuant to these orders, a number of prominent Russian and Ukrainian government officials, politicians and businessmen have been sanctioned, blocking all of their property within the United States, denying them entry into the United States and effectively foreclosing them from using the United States economic and financial system.

In March 2014, the United States also laid the groundwork for so-called “sectoral sanctions” on Russia, whereby entities in certain sectors of the Russian economy are designated as potential targets for sanctions. Currently, such sectors include defense and related materiel, financial services, and energy. The relevant sectoral sanctions currently provide for restrictions on new debt or equity transactions for designated entities in the financial sector, restrictions on new debt transactions for designated entities in the energy sector, restrictions on new debt transactions for designated entities in the defense sector, and restrictions on the provision of goods, services, or technology in support of Russian Arctic offshore, deepwater, or shale projects with the potential to produce oil. The United States has also significantly tightened export controls on the provision of U.S.-origin goods that may be used in the Russian defense or energy sectors.

Finally, in December 2014, the United States introduced sanctions barring transactions involving Crimea within U.S. jurisdictions.

In addition to the actions above, in December 2014, the U.S. Congress gave the President authority to introduce so-called “secondary sanctions” against non-U.S. companies engaged in certain activities in support of Russian Arctic offshore, deepwater, or shale oil projects, certain financial transactions in support of such projects or of U.S.-sanctioned Russian or Ukrainian persons, or certain Russian arms sales. Pursuant to secondary sanctions, non-U.S. companies engaged in targeted conduct, even entirely outside U.S. jurisdiction, may themselves become the subject of U.S. sanctions.

The European Union’s sanctions generally have a similar effect to the U.S. sanctions and involve travel restrictions and the freezing in the European Union of funds and economic resources of the designated persons, as well as export restrictions with respect to equipment and technology for Arctic, deepwater and shale oil projects, and the prohibition on provision of direct or indirect financing to the designated persons.

In June 2014, the European Union imposed a general ban on the import of goods originating in Crimea/Sevastopol, followed by trade and investment restrictions for Crimea/Sevastopol in July 2014. These trade and investment restrictions currently prohibit certain new infrastructure investments in the transport, telecommunications and energy sectors, as well as investments in the oil, gas and mineral resources industries in Crimea/Sevastopol; they also ban direct or indirect technical assistance or financial services in connection with such investments. Further, in December 2014, the European Union introduced a ban on investments in real estate and businesses in Crimea and Sevastopol, on the export of a wide range of goods and technology to Crimean companies or for use in Crimea, and on services related to tourism activities in Crimea and Sevastopol.

In July 2014, the European Union imposed a ban on transactions with transferable securities and money market instruments with a maturity exceeding 90 days issued after August 1, 2014 by the largest Russian financial institutions including Sberbank, VTB Bank, Gazprombank, Vnesheconombank and Rosselkhozbank and their affiliates, subsequently lowering the threshold to 30 days for instruments issued after September 12, 2014. In September 2014, the European Union imposed an additional ban on transactions in transferable securities and money market instruments with a maturity exceeding 30 days, issued after September 12, 2014 by six Russian defense and energy companies including OPK Oboronprom, United Aircraft Corporation, Uralvagonzavod, Rosneft, Transneft and Gazprom neft and their affiliates. Furthermore, the European Union imposed a ban on the provision of new loans (either directly or indirectly) with a maturity exceeding 30 days to the aforementioned Russian entities and their affiliates after September 12, 2014.

Since August-September 2014, the European Union has also imposed restrictions on the transfer of certain technologies for the oil and gas industry in Russia and certain goods and services for deep water, Arctic or shale oil projects in Russia.

No individual or entity within our group has been designated for sanctions under any of these authorities. Additional designations may be made, or additional categories of sanctions may be created, at any time, and we can give no assurance that any member of our group, or individuals holding positions in our group, will not be affected by future sanctions designations. The U.S. regulations identify metals and mining as an example of a sector that may be identified for sectoral sanctions, which could result in the imposition of some or all of the restrictions described above; however, at this time, no such identification has been made, nor has Mechel or any of its directors and officers been designated by the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”). U.S. law also provides that persons that “have materially assisted, sponsored or provided financial, material or technological support for, or goods or services to or in support of” any targeted person or activity may be designated for sanctions. Mechel, like a large number of Russian companies, has commercial relationships with entities that are subject to U.S. sanctions. Finally, if U.S. sanctions were imposed on persons or entities collectively owning 50% or more of any group entity, such sanctions would also apply to the entity and its subsidiaries. If we become subject to U.S. or E.U. sanctions, such sanctions will likely have a material adverse impact on our business, financial condition, results of operations or prospects. For example, we might become unable to deal with persons or entities bound by the relevant sanctions, including international financial institutions and rating agencies, transact in U.S. dollars, raise funds from international capital markets, acquire equipment from international suppliers, or access our assets held abroad. Moreover, investors in our shares or ADSs may be restricted in their ability to sell, transfer or otherwise deal in or receive distributions with respect to our shares or ADSs, either because the investor or (in the case of ADSs) the depository is subject to the jurisdiction of an applicable sanctions regime, which could make such shares or ADSs partially or completely illiquid and have a material adverse effect on their market value.

Two entities within our group are U.S. persons (such entities being technical companies within our transport division that we expect will be liquidated in 2015). Some other entities within our group are E.U. persons. These entities are therefore required to comply with the U.S. and E.U. sanctions, respectively, including not conducting business with any sanctioned persons. Most of the group entities, however, are neither U.S. persons nor E.U. persons, and therefore are restricted in dealings with sanctioned persons only to the extent those dealings are subject to U.S. and/or E.U. jurisdiction. However, the United States takes a broad view with respect to its sanctions jurisdiction, and there can be no assurance that compliance issues under applicable U.S. and/or E.U. sanctions laws and regulations will not arise with respect to us or our personnel. In particular, because the above discussed sanctions are very recent, their scope and consequences remain subject to interpretation by competent authorities and courts in the United States and the European Union, and no assurance can be given that a broader interpretation may not affect any of the group entities. Non-compliance with applicable sanctions could result in, among other things, the inability of the relevant group entities to contract with U.S. and/or E.U. governments or their agencies, civil or criminal liability of such entities and/or their personnel under U.S. and/or E.U. law, the imposition of significant fines, and negative publicity and reputational damage. In addition, should our dealings with sanctioned counterparties become material, our ability to transact with U.S. or E.U. persons could be affected. As a result, our ability to raise funding from international financial institutions or the international capital markets may be inhibited.

The sanctions imposed by the United States and the European Union in connection with the Ukrainian crisis so far have had an adverse effect on the Russian economy, to which we are exposed significantly, prompting revisions to the credit ratings of the Russian Federation and a number of major Russian companies that are ultimately controlled by the Russian Federation, causing extensive capital outflows from Russia and impairing the ability of Russian issuers to access international capital markets. See “— Risks Relating to the Russian Federation — Domestic, regional and international political and diplomatic conflicts could create an uncertain operating environment that could adversely affect our business and hinder our long-term planning ability.” The governments of the United States and certain E.U. Member States, as well as certain E.U. officials have indicated that they may consider additional sanctions should tensions in Ukraine continue. For example, the United States has authority to impose “secondary sanctions” threatening adverse action against companies outside U.S. jurisdiction participating in certain Russian oil projects, which could deter those companies from investing in the Russian economy; additional secondary sanctions could be adopted that could affect the willingness of companies acting outside U.S. jurisdiction to deal with Russia and Russian companies. There have also been proposals to cut off Russia from the international SWIFT payment system and Russia’s counter-proposals to disrupt international payment systems, which could disrupt ordinary banking services in Russia and any cross-border trade.

Further confrontation in Ukraine and any escalation of related tensions between Russia and the United States and/or the European Union, the imposition of further sanctions, or continued uncertainty regarding the scope thereof, could have a prolonged adverse impact on the Russian economy, particularly levels of disposable income, consumer spending and consumer confidence, as well as the ability of Russian banks to sustain required liquidity levels and comply with their financial obligations. These impacts could be more severe than those experienced to date. In particular, should either the United States or the European Union expand their respective sanctions on our existing or future clients, suppliers or other counterparties, a large sector of the Russian economy or otherwise, such an expansion could result in our dealings with designated persons, if any, being materially adversely impacted, the suspension or potential curtailment of business operations between us and the designated persons could occur, and substantial legal and other compliance costs and risks on our business operations could emerge. All of the above could have a material adverse impact on our business, financial condition, results of operations or prospects.

The Ukrainian economy is also facing significant risks during this period of uncertainty. In the year ended December 31, 2014, revenues from exports to Ukraine were $105.5 million, or 1.6% of our total revenues, which could decrease in the current year. As a consequence, any adverse effect on the Ukrainian economy could have an adverse impact on our financial condition and results of operations.

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

From 2000 to 2008, the Russian economy experienced positive trends, such as annual increases in the gross domestic product (“GDP”), a relatively stable ruble, strong domestic demand, rising real wages and reduced rates of inflation. However, these trends were interrupted by the global financial crisis in late 2008, which led to a substantial decrease in the GDP’s growth rate, ruble depreciation and a decline in domestic demand. The Russian government took certain anti-crisis measures using the “stabilization fund” and hard currency reserves in order to soften the impact of the economic crisis on the Russian economy and support the value of the ruble. As a result, following a decline in 2009, Russian GDP grew by 4.5% in 2010, 4.3% in 2011, 3.4% in 2012 and 1.3% in 2013, according to Rosstat. More recently, the economic slowdown in emerging market economies, including Russia, as well as political and other disturbances in emerging markets have introduced additional uncertainty in the overall outlook for growth of the global economy. Growth in the Russian economy has slowed down considerably, recording GDP growth in 2014 of 0.6%, according to Rosstat, as a result of an array of factors, including negative investor sentiment arising from the disturbances in eastern Ukraine, international sanctions imposed on Russian companies and individuals, substantial depreciation of the ruble against major world currencies and the precipitous drop in oil prices. See “— Risks Relating to the Russian Federation — The current political and economic crisis in Ukraine and related sanctions imposed by the United States and the European Union may have a material adverse effect on our business, liquidity and financial condition, as well as the value of our shares and ADSs.” According to the Ministry of Economic Development of the Russian Federation, the Russian economy is expected to contract by 3.0% in 2015. Further economic instability in Russia could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

The Russian banking system is still developing, and another banking crisis or international sanctions could place severe liquidity constraints on our business.

A substantial portion of our loans are from Russian banks, including state-owned banks such as Sberbank, VTB Bank and Gazprombank, who in recent years have extended the maturity of our loans, waived breaches of financial covenants and reset our financial covenants to give us more flexibility to operate our business and we have requested a further extension of grace periods under existing debts and repayment tenors. In addition, Vnesheconombank, another Russian state-owned bank, had provided a project financing for the development of the Elga deposit. Such banks may not exhibit the same degree of flexibility with respect to our financings as they have in the past due to the imposition of international sanctions against them. Moreover, we rely on the Russian banking system to complete various day-to-day fund transfers and other actions required to conduct our business with customers, suppliers, lenders and other counterparties.

While the impact of the 2008-2009 global financial crisis on the Russian banking system was contained by the actions by the CBR at that time, the risk of further instability remains high due to the continuing weakness of the Russian economy and the strong likelihood of a recession in the near future. The Russian banking system suffers from international sanctions imposed against state-owned banks, weak depositor confidence, high concentration of exposure to certain borrowers and their affiliates, poor credit quality of borrowers and related party transactions. Risk management, corporate governance and transparency and disclosure remain below international best practices. In the global financial crisis, Russian banks were faced with a number of problems simultaneously, such as a withdrawal of deposits by customers, payment defaults by borrowers and deteriorating asset values and ruble depreciation. Russian banks faced and continue to face serious mismatches in their liabilities (consisting in large part of foreign debt) and assets (loans to Russian borrowers and investments in Russian assets and securities). The existing sentiment towards Russian banks could continue to worsen in the near future due to the impact of international sanctions discussed above. See “— Risks Relating to the Russian Federation — The current political and economic crisis in Ukraine and related sanctions imposed by the United States and the European Union may have a material adverse effect on our business, liquidity and financial condition, as well as the value of our shares and ADSs.”

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

The global economic crisis, social and political instability in some Middle East countries and recently in Ukraine and other negative developments in various countries have resulted in increased volatility in the capital markets in many countries, including Russia. As has happened in the past, financial problems in emerging market economies or an increase in the perceived risks associated with investing in emerging market economies could dampen foreign investment in Russia, and Russian businesses could face severe liquidity constraints, further materially adversely affecting the Russian economy. In addition, because Russia produces and exports large amounts of oil, the Russian economy is especially vulnerable to the price of oil on the world market and a decline in the price of oil or international sanctions against the Russian oil industry could slow or disrupt the Russian economy or undermine the value of the ruble against foreign currencies. Such has occurred in recent months as crude oil prices have dropped by nearly 49.2% between January 1, 2014 and January 1, 2015 and by an additional 1.4% in the first quarter of 2015 (according to Intercontinental Exchange), the Russian financial markets have experienced significant volatility in the second half of 2014 and expect to continue experiencing such volatility in 2015 and the ruble’s value against major world currencies has fallen significantly. See “— Risks Relating to Our Financial Condition and Financial Reporting — Changes in the exchange rate of the ruble against the U.S. dollar and in interest rates may materially adversely affect our business, financial condition and results of operations.” Russia is also one of the world’s largest producers and exporters of metal products and its economy is vulnerable to fluctuations in world commodity prices and the imposition of international sanctions, tariffs and/or antidumping measures by any of its principal export markets.

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

In addition, a deterioration in macroeconomic conditions could require us to reassess the value of goodwill on certain of our assets, recorded as the difference between the fair value of the net assets of business acquired and its purchase price. This goodwill is subject to impairment tests on an ongoing basis. The weakening macroeconomic conditions in the countries in which we operate and/or a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to write down the value of the goodwill or portion of such value. See note 24 to the consolidated financial statements.

Political and social risks

Political and governmental instability could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, protests against the results of 2011 and 2012 parliamentary and presidential elections, corruption and the government in general.

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

The local press and international press have reported high levels of corruption in Russia, including unlawful demands by government officials and the bribery of government officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or certain companies or individuals. In addition, there are reports of the Russian media publishing disparaging articles in return for payment. From time to time, we are the subject of press reports that we believe contain false information about our business and financial condition as well as our controlling shareholder. If we, our managers, controlling shareholder or counterparties are accused of involvement in government corruption or are otherwise the subject of libelous reports in the press, the resulting negative publicity could disrupt our ability to conduct our business and impair our relationships with customers, suppliers, creditors and other parties, which could have a material adverse effect on our business, financial condition and results of operations and the value of our shares and ADSs and impede our efforts to restructure our indebtedness.

Shortage of skilled Russian labor could materially adversely affect our business, financial condition, results of operations and prospects.

Currently the Russian labor market suffers from a general shortage of skilled and trained workers, and we compete with other Russian companies to hire and retain such workers. In Russia, the working age population has declined due to a relatively low birth rate at the end of the 1980s and through the early 1990s. As of January 1, 2015, Rosstat estimated Russia’s population at 146.3 million, a decline of 2.2 million from 1992. In recent years, declines in population levels slowed down as a result of an increase in migration and a reduction in the natural decline of the population; in 2014, the population level in fact increased. However, the birth rate remains relatively low, which together with the aging and high mortality of the population, is the main problem of Russia’s demographic development. Russia’s working age population is estimated to decline by 10-13 million by 2025. A shortage of skilled Russian labor combined with restrictive immigration policies could materially adversely affect our business, financial condition, results of operations and prospects.

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

Russia is still developing the legal framework required to support a market economy. The following weaknesses relating to the Russian legal system create an uncertain investment climate and result in risks with respect to our legal and business decisions:

•	inconsistencies between and among the Constitution, federal laws, presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;

•	conflicting local, regional and federal rules and regulations;

•	rapid enactment of many laws and regulations resulting in their ambiguities and inconsistencies;

•	the lack of fully developed corporate and securities laws;

•	substantial gaps in the regulatory structure due to the delay or absence of implementing legislation;

•	changes in the Russian court system, in particular, the merger of the Supreme Arbitrazh Court with the Russian Supreme Court;

•	the relative inexperience of judges in interpreting legislation and contradictory judicial interpretations of the law;

•	the lack of full independence of the judicial system from commercial, political and nationalistic influences;

•	difficulty in enforcing court orders;

•	a high degree of discretion or arbitrariness on the part of governmental authorities; and

•	still-developing bankruptcy procedures that are subject to abuse. See “— Risks Relating to Our Financial Condition and Financial Reporting — We may become subject to bankruptcy procedures, which may result in the inability of holders of our shares and ADSs to recover any of their investments.”

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

Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. For example, under Russian corporate law, if a Russian company’s net assets calculated on the basis of Russian accounting standards at the end of its third or any subsequent financial year, fall below its share capital, the company must decrease its share capital to the level of its net assets value or initiate a voluntary liquidation. In addition, if a Russian company’s net assets calculated on the basis of Russian accounting standards at the end of its second or any subsequent financial year, fall below the minimum share capital required by law, the company must initiate voluntary liquidation not later than six months after the end of such financial year. If the company fails to comply with either of the requirements stated above within the prescribed time limits, the company’s creditors may accelerate their claims and demand reimbursement of applicable damages, and governmental authorities may seek involuntary liquidation of the company. Certain Russian companies have negative net assets mainly due to very low historical asset values reflected on their balance sheets prepared in accordance with Russian accounting standards; however, their solvency, i.e., their ability to pay debts as they become due, is not otherwise adversely affected by such negative net assets. Currently, we have the following subsidiaries with total liabilities greater than total assets: Mechel-Steel Management, Mechel Trading House, Port Kambarka, VtorResource, VtorResource-Yuzhny, Thermal Grid Company of Southern Kuzbass, Mechel Construction Materials, Yakutugol, Metallurgshakhtspetsstroy, Management Metallurgical Equipment Repair, Shakhtspetsstroy, Romantika, Sky-Extra, Mechel Engineering, Mechel-Remservice, Maritime Cargo Shipping, Mecheltrans Vostok, Elgaugol and Trans-Auto.

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

Russian law provides that shareholders that vote against or do not participate in voting on certain matters have the right to request that the company redeem their shares at value determined in accordance with Russian law. The decisions of a general shareholders’ meeting that trigger this right include:

•	decisions with respect to a reorganization;

•	the approval by shareholders of a “major transaction,” which, in general terms, is a transaction involving property worth more than 50% of the gross book value of the company’s assets calculated according to Russian accounting standards, regardless of whether the transaction is actually consummated, except for transactions undertaken in the ordinary course of business;

•	the amendment of the company’s charter or approval of a new version of the company’s charter that limits shareholder rights; and

•	a decision to apply for delisting of the company’s shares or securities convertible into shares.

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

Ownership of Russian joint-stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no single central registration system in Russia. Share registers can be maintained only by licensed registrars located throughout Russia. Regulations have been adopted regarding the licensing conditions for such registrars, as well as the procedures to be followed by licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company’s shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets. Furthermore, the depositary, under the terms of the deposit agreements governing record keeping and custody of our ADSs, is not liable for the unavailability of shares or for the failure to make any distribution of cash or property with respect thereto due to the unavailability of the shares. See “Item 10. Additional Information — Description of Capital Stock — Registration and transfer of shares.”

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

Laws related to these taxes have been in force for a short period relative to tax laws in more developed market economies and few precedents with regard to the interpretation of these laws have been established. Global tax reforms commenced in 1999 with the introduction of Part One of the Tax Code of the Russian Federation, as amended (the “Russian Tax Code”), which sets general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes such as the corporate profit tax, VAT and property tax with new chapters of the Russian Tax Code.

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

Since May 2009, in connection with the proposal expressed by the Russian President in his Budget Message regarding the budget policy for 2010-2012, an overhaul of the anti-avoidance mechanism of double tax treaties has begun. In November 2014, Russian legislation was significantly revised in order to prevent unlawful use of low-tax jurisdictions for tax evasion in the Russian Federation. The amendments in the legislation set out the rules for the taxation of income of a foreign organization that is deemed to be a controlled foreign company. A foreign organization is recognized as a controlled foreign company if it is not a tax resident of the Russian Federation and the participation interest of the controlling legal entities or individuals in the organization is more than 10% (during the transition period, namely until January 1, 2016, more than 50%). The transition period also provides for a gradual reduction in the size of non-taxable profit, in particular, to 50 million rubles, 30 million rubles and 10 million rubles in 2015, 2016 and 2017 and thereafter, respectively. Starting from 2015, these changes in tax regulations could increase the tax burden on companies which are recognized to be controlled foreign companies. In addition, Russian companies are required to disclose information about controlled foreign companies to the Russian tax authorities. All of these measures are intended to ensure the transparency of economic transactions, including foreign trade transactions. Disclosure of beneficial ownership, beneficial recipients of income and tax residence of legal entities at their actual place of business is, according to the new legislation, a prerequisite for the application of tax preferences, including reduced tax rates under international double tax treaties. Furthermore, in November 2014, Russia ratified the Convention on Mutual Administrative Assistance in Tax Matters which provides for the potential exchange of tax information, including simultaneous tax inspections with Member States of the Council of Europe and member countries of the Organization for Economic Co-operation and Development (OECD), which signed the convention, as well as for assistance in the collection of taxes on their territories.

On November 16, 2011, the Russian President signed the Law on Amendment of Part One and Part Two of the Tax Code of the Russian Federation in Connection with the Formation of a Consolidated Group of Taxpayers. The main provisions of the law came into force on January 1, 2012. The law provides for formation of a consolidated group of taxpayers for the purposes of profit tax calculation and payment on the basis of the combined business performance of the members of such group. However, the law sets forth a number of requirements for the formation of a consolidated group of taxpayers. Starting from 2013, 16 companies of our group have formed a consolidated group of taxpayers, with Mechel being a responsible party. The formation of the consolidated group of taxpayers allowed us to determine the taxable income with profit and loss offset of all the companies included in the consolidated group of taxpayers and to pay profit tax from total aggregate income under the consolidated group of taxpayers, starting from January 1, 2013. In 2014, there have been some changes in the composition of the consolidated group of taxpayers as a result the number of members has increased to 20 companies. Due to changes in Russian tax legislation, starting in 2015 the consolidated tax base does not include any profit received from controlled foreign companies by a member of the consolidated group of taxpayers (such member being the controlling entity of such controlled foreign companies and the responsible party for paying profit tax in respect of the profits of controlled foreign companies irrespective of the profit tax of the consolidated group of taxpayers).

However, regardless of being a member of the consolidated group of taxpayers or not, Mechel and our Russian subsidiaries pay Russian taxes on dividends they receive from other companies in our group. In 2015, the tax rate on dividend income amounts to 0% or 13% (depending on whether the recipient of dividends qualifies for Russian participation exemption rules) if being distributed to Russian companies, and 15% (or lower, subject to benefits provided by relevant double tax treaties) if being distributed to foreign companies which are not controlled foreign companies. Dividends from foreign companies to Russian companies are subject to a tax of 13%. Taxes paid in foreign countries by Russian companies may be offset against payment of these taxes in the Russian Federation up to the maximum amount of the Russian tax liability. In order to apply the offset, the company is required to confirm the payment of taxes in the foreign country. The confirmations must be authorized by the tax authority of the foreign country if taxes were paid by the company itself, and the confirmation must be authorized by the tax agent if taxes were withheld by the tax agent under foreign tax law or an international tax agreement.

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

Russian transfer pricing rules, effective since 1999, gave Russian tax authorities the right to control prices for transactions between related parties and certain other types of transactions between unrelated parties, such as foreign trade transactions or transactions with significant price fluctuations, if the transaction price deviated by more than 20% from the market price.

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

As our subsidiary Southern Urals Nickel Plant holds the subsoil license on land plots with nickel and cobalt ore deposits which are included in the official list of subsoil plots of federal importance published on March 5, 2009 in the Russian official newspaper Rossiyskaya Gazeta as amended (the “Strategic Subsoil List”), it qualifies as a Strategic Company and is subject to special regulation. Our subsidiary Urals Stampings Plant is included in the register of natural monopolies, and therefore is also a Strategic Company. Furthermore, entities producing and distributing industrial explosives are deemed to be Strategic Companies. Thus, our subsidiaries Yakutugol, Vzryvprom and Korshunov Mining Plant also qualify as Strategic Companies, as they hold licenses to carry out activities related to the handling of industrial explosives.

Therefore, any transfer, directly or indirectly, to a foreign investor or its group of entities (except for the transfer to a foreign investor controlled by the Russian Federation, the constituent entity of the Russian Federation and/or Russian nationals provided such Russian nationals are Russian tax residents and do not have dual nationality) of a stake or certain rights in or fixed assets (equal to 25% or more of the balance sheet value of the relevant entity) of Southern Urals Nickel Plant, Yakutugol, Vzryvprom, Korshunov Mining Plant and Urals

Stampings Plant, which, according to the Strategic Industries Law, is deemed to transfer control, as described in “Item 4. Information on the Company — Regulatory Matters — The Strategic Industries Law,” will be subject to prior approval from the state authorities. Likewise, a sale to a foreign investor or its group of entities of a stake in Mechel which provides control (as defined in the Strategic Industries Law) over Southern Urals Nickel Plant, Yakutugol, Vzryvprom, Korshunov Mining Plant and Urals Stampings Plant, will also be subject to prior approval in accordance with the Strategic Industries Law.

In addition, in case a foreign investor or its group of entities which is a holder of securities of Southern Urals Nickel Plant, Yakutugol, Vzryvprom, Korshunov Mining Plant and Urals Stampings Plant, becomes a holder of voting shares in amount which is considered to give them direct or indirect control over these companies in accordance with the Strategic Industries Law due to the allocation of voting shares as a result of certain corporate procedures provided by Russian law (e.g., as a result of a buy-back by the relevant company of its shares, conversion of preferred shares into common shares, or holders of preferred shares becoming entitled to vote at a general shareholders’ meeting in cases provided under Russian law), such shareholders will have to apply for approval within three months after they acquired such control.

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

Item 4. Information on the Company

Overview

We are a vertically integrated group with revenues of $6.4 billion in 2014, $8.5 billion in 2013 and $10.8 billion in 2012, with operations organized into three industrial segments: mining, steel and power, each of which has a management company that performs the functions of respective executive management bodies of the companies within the segment, as described below.

Our group includes a number of logistical and marketing companies that help us to deliver and market our products. We have freight seaports in Russia on the Sea of Japan (Port Posiet) and on the Sea of Azov (Port Temryuk) and a freight river port on the Kama River, a tributary of the Volga River in central Russia (Port Kambarka). We have a fleet of freight railcars, locomotives and long-haul trucks, and operate a rail line to our Elga coal deposit in the Sakha Republic.

We have a network of overseas subsidiaries, branches, warehouses, service centers and agents to market our products internationally, and we have a Russian domestic steel retail and service subsidiary with regional offices in 38 cities throughout Russia.

Following the disposal of Tikhvin Ferroalloy Plant and Voskhod Mining Plant, as well as the suspension of operations at Southern Urals Nickel Plant, in 2014, we made the decision to change the structure of our reportable segments as described in note 25 to our consolidated financial statements.

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

Mining Segment

Our mining segment produces metallurgical coal (coking coal, PCI and anthracite), steam coal, iron ore concentrate, coke and limestone.

The segment primarily consists of our coal, iron ore and coke production facilities in Russia. It also includes limestone operations and certain transportation and logistics facilities and engineering operations.

Our subsidiary Southern Kuzbass Coal Company and its subsidiaries operate coal mines located in the Kuznetsky basin, near Mezhdurechensk in Western Siberia. These mines include four open pit mines and three underground mines. Another of our subsidiaries, Yakutugol, operates coal mines located in the Sakha Republic in Eastern Siberia, consisting of two open pit mines and one underground mine. Yakutugol also holds subsoil licenses for three iron ore deposits, located in close proximity to its coal mining operations. In August 2013, we established Elgaugol which holds the subsoil license for the Elga coal deposit, located in the Sakha Republic in Eastern Siberia. Our mining segment also provides coal washing services to our coal mining subsidiaries.

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

In April 2008, we established Mechel Mining, a wholly-owned subsidiary, in which we consolidated coal, iron ore and coke assets of our mining segment (Southern Kuzbass Coal Company, Korshunov Mining Plant, Yakutugol, Moscow Coke and Gas Plant and Mechel Coke and certain other companies).

Mechel Mining Management, a wholly-owned subsidiary of Mechel Mining, acts as the sole executive body of our subsidiaries in the mining segment.

Steel Segment

Our steel segment produces and sells semi-finished steel products, long products of a wide range of steel grades, carbon and stainless flat steel products and high value-added metal products, including wire products, stampings and forgings.

Our steel production facilities in Russia include one integrated steel mill, one steel-making mill, a wire products plant and forgings and stampings mill in the southern Ural Mountains and a wire products plant in northwestern Russia near the border with Finland. We also have a wire products plant in Lithuania and a steel mill in Ukraine.

In 2014, to further optimize the structure of our group, we transferred our ferrosilicon producing subsidiary Bratsk Ferroalloy Plant to the steel segment.

Mechel-Steel Management, a wholly-owned subsidiary of Mechel, acts as the sole executive body of our main subsidiaries in the steel segment.

Our steel segment also includes our distribution network in Russia and abroad, which consists of Mechel Service Global and its subsidiaries in Russia, the CIS and Europe.

Power Segment

The power segment was formed in April 2007, when we acquired a controlling interest in Southern Kuzbass Power Plant located in Kaltan in the Kemerovo region, and it sells electricity and capacity to the wholesale market, as well as supplies electricity within our group. In June 2007, we acquired a controlling interest in Kuzbass Power Sales Company, the largest power distribution company in the Kemerovo region. Our power segment enables us to market high value-added products made from our steam coal, such as electricity and heat energy, and to increase the electric power self-sufficiency of our mining and steel segments. Mechel Energo acts as the sole executive body of Southern Kuzbass Power Plant in our power segment.

Competitive Strengths

Our main competitive strengths are the following:

Leading mining and metals group by production volume with strong positions in key businesses

We are a leading coking coal producer and exporter by volume in Russia.

In 2014, we were the second largest coking coal producer in Russia, with an 18.3% share of Russia’s total coking coal production by volume, according to the Central Dispatching Department of Fuel and Energy Complex (“Central Dispatching Department”), a Russian information agency reporting on the fuel and energy industry. In 2014, our export sales of coking coal concentrate were the largest by volume among Russian companies, according to RasMin OOO (“RasMin”), a private information and research company focusing on the coal mining industry.

We have a large coal reserve base and a broad-range offering of high-quality coal for blast furnace steel producers.

Our total coal reserves amounted to 3,074.5 million tonnes as of December 31, 2014, as accounted pursuant to SEC Industry Guide 7.

Our coal reserves allow us to supply steel producers and coke makers globally with a full range of coal grades to make quality metallurgical coke or to use in PCI-assisted and sintering-assisted steel manufacturing. In particular, Southern Kuzbass Coal Company produces semi-hard and semi-soft coking coal, as well as PCI and anthracite. Most of the coking coal grades of Southern Kuzbass Coal Company are sold in Russia, while PCI and anthracite are exported. Yakutugol produces low-volatile hard coking coal used by customers both in the Asia-Pacific region and in Russia and Ukraine. Elgaugol produces high-quality hard coking coal of high-volatile content which is supplied for export and to the Russian domestic market. The ability to serve our customers with a broad range of metallurgical coal grades gives us a competitive advantage in entering the new markets and establishing long-term relationships with the customers.

By production volume we are Russia’s second largest producer of long steel products and Russia’s largest producer of wire products.

According to Metal Expert, a source for global steel and raw materials market news and analytics, in 2014, we were Russia’s second largest producer of long steel products (excluding square billets), third largest producer of reinforcement bars (rebar) and largest producer of wire rod (all by production volume). Our long steel products business has particularly benefited from the increased infrastructure and construction activity in Russia over the last 10 years. Our share of Russia’s total production volume of rebar in 2014 was approximately 17.6%, according to Metal Expert. According to Metal Expert and Chermet, a Russian ferrous metals industry association (“Chermet”), we are Russia’s third largest producer of special steel by production volume, accounting for 15.8% of Russia’s total special steel output in 2014. Our product range in special steel is broader and more comprehensive than other Russian producers, giving us an added advantage in our markets. According to Metal Expert, we are Russia’s largest producer of wire products by production volume, accounting for 28.8% of Russia’s total wire products output in 2014.

High degree of vertical integration

Our steel segment is able to source most of its raw materials from our group companies, which provides a hedge against supply interruptions and market volatility.

We believe that our internal supplies of coke, iron ore concentrate and ferrosilicon give us advantages over other steel producers, such as higher stability of operations, better quality control of end products, reduced production costs, improved flexibility and planning latitude in the production of our steel and value-added steel products and the ability to respond quickly to market demands and cycles. In 2014, we were fully self-sufficient with respect to coke and ferrosilicon; we were approximately 31% self-sufficient with respect to iron ore concentrate; and we satisfied approximately 26% of our electricity needs internally. We believe that the level of our self-sufficiency in raw materials gives our steel business a competitive advantage.

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

Furthermore, we work on improving the quality of our steel products and reducing the costs for raw materials. Depending on prevailing market conditions, we evaluate the efficiency of use of our own raw materials and the raw materials purchased from third parties to be able to generate additional income.

The ability to internally source our materials also gives us better market insight when we negotiate with our outside suppliers, and improves our ability to manage our raw materials costs.

Our logistics capability allows us to better manage infrastructure bottlenecks, to market our products to a broader range of customers and to reduce our reliance on trade intermediaries.

We are committed to maximum efficiency in delivering goods to consumers and have been actively developing our own logistics network. Using our own transportation capacity enables us to save costs as we are less exposed to market fluctuations in transportation prices and are able to establish flexible delivery schedules that are convenient for our customers. Our logistics capacities are currently comprised of two seaports (Port Posiet and Port Temryuk) and a river port (Port Kambarka), as well as freight forwarding companies (Mecheltrans, Mecheltrans Vostok and Mecheltrans Auto) which manage rail and motor transportation of our products and carry out the overall coordination of our sea, rail and motor transportation logistics. These companies not only transport our products but also provide transportation services to third parties.

We own two seaports and a river port and we have our own rail rolling stock. Port Posiet in the Russian Far East, on the Sea of Japan, gives us easy access to the Asia-Pacific seaborne market and provides a delivery terminal for the coal mined by our subsidiaries Yakutugol and Elgaugol in Yakutia. We are in the process of the first stage of the Port Posiet’s modernization, which upon completion in 2015 will enable us to expand the cargo-handling capacity of the port up to 7.0 million tonnes per annum. Port Temryuk on the Sea of Azov, an inlet of the Black Sea basin, is primarily used for coal and metal transshipment and provides us access to the emerging market economies of the Black Sea basin and beyond. Port Kambarka on the Kama River in the Republic of Udmurtia (a Russian administrative region also known as Udmurtia) is connected to the Volga River basin and the Caspian Sea, as well as by canal to the Don River and the Baltic Sea. As of December 31, 2014, our subsidiaries Mecheltrans and Mecheltrans Auto owned and leased 11,995 freight transportation units, including 11,948 railcars and 47 long-haul trucks that we use to ship our products.

In June 2008, pursuant to the terms of our subsoil license for the Elga coal deposit we began construction of a private rail line, which we own and control subject to applicable regulation. In December 2011, we finished laying track for the rail line in accordance with the terms of the license. The 321 kilometer-long rail line is now in operation and we are able to use it for transportation of coal currently produced at the Elga deposit. The rail line connects the Elga coal deposit with the Baikal-Amur Mainline (at the Ulak railway station), which, in turn, provides access to the Russian rail network, in general, and Pacific Ocean ports, in particular. We will further develop the rail line to increase its capacity in line with our subsoil license requirements and coal production plans. We anticipate that the Elga rail line will not only provide an avenue for delivery of coal produced at the Elga coal deposit, but will eventually serve as the transport route for coal, iron ore and other raw materials mined in the adjacent deposits.

One of the lowest-cost metallurgical coal producers

According to AME Group Pty Limited (“AME”), our Russian metallurgical coal operations are in the first and second quartiles of the global cash cost curve (FOB basis). In 2014, approximately 88% of our coking coal production was mined from open pit mines, which we believe is one of the highest rates among our Russian competitors. Open pit coal mining is generally considered safer, cheaper and faster than the underground method of mining. Most of our mines and processing facilities have long and established operating histories. We view strict cost management and increases in productivity as fundamental aspects of our day-to-day operations, and continually reassess and improve the efficiency of our mining operations.

Strategically positioned to supply key growth markets

Our mining and logistical assets are well-positioned to expand sales to the Asia-Pacific seaborne market.

Eastern Siberian coal mines of Yakutugol and Elga coal deposit, which are part of our mining segment, are strategically located and will enable us to expand exports of our products to key Asian markets. Yakutugol and Elgaugol are located within the shortest distance among Russian coking coal producers to Port Posiet and Port Vanino in the Russian Far East. We view the proximity of these mining and logistical assets to the Asian economies as a key competitive advantage which allows us to diversify our sales, provides us with additional growth opportunities and acts as a hedge in the event of a decrease in demand from customers in Russia. Moreover, due to our integration, experience and location in Russia, which has some of the largest deposits of coal and iron ore in the world, we are better located than many of our international peers to secure future production growth.

Our steel mills are well-positioned to supply Russian infrastructure projects.

Russia is our core steel market and we have significant domestic market shares in main types of carbon and special steel long products. We believe we have established a strong reputation and brand image for Mechel within Russia, just as we have with our international customers. The location of a number of our core steel segment assets in the southern Urals positions us advantageously, from a geographical and logistical perspective, to serve the areas in the west of the Urals as this region is a large consumer of long steel products in Russia, according to Metal Expert. The construction industry has been a major source of our revenue and we have captured a large portion of the market. According to Metal Expert, our share of Russia’s total production volume of construction rebar in 2014 was approximately 17.6%.

Established distribution and sales platform

We have a non-retail sales and distribution network represented by our Swiss subsidiaries Mechel Trading and Mechel Carbon with representative offices in various countries, as well as Mechel Carbon Singapore. This network facilitated sales constituting 24.5% of our total sales in 2014. We also have Mechel Somani Carbon Private Limited, a joint venture engaged in distribution of metallurgical coals in the Indian market.

Starting from 2013, following the refocusing of our strategy in the steel segment on the domestic market and the completion of the gradual withdrawal of production from Europe, we started optimizing the distribution network of Mechel Service Global in order to preserve the link between production and sales. The optimization entailed the closure of some of our European service centers and warehouses, keeping those which offer a direct synergy between our Russian-based manufacturing and our consumers in Europe. The main focus of sales of our products to Europe was shifted towards sales of high value-added products, mainly rolled products and forgings produced by our Urals plants, through Mechel Service Belgium. In conducting sales of commercial-quality steel in Europe we focused on further development of companies in Germany, Austria and the Czech Republic, which provide our customers with a wide range of services for metal processing. The distribution platform in Russia and the CIS also underwent a restructuring, though at a lesser scale, with, in particular, certain remote offices being closed in 2014. These optimization efforts resulted in a significant reduction of sales volumes through the distribution network of Mechel Service Global; at the same time, when taken together with the increase in the share of service activities, such efforts led to improved sales efficiency.

Mechel Service Global sales accounted for 47.9% of our steel segment sales and 27.3% of our total sales in 2014. More than 92.4% of Mechel Service Global sales were sold domestically. Sales to companies within our group accounted for 1.6% of total sales of Mechel Service Global (including intra-group sales) in 2014.

Our direct access to end customers allows us to obtain real-time market intelligence and improve production planning at our steel facilities, which in turn allows us to improve the efficiency of our existing operations through the optimization of our sales structure.

Strong and focused management team

Our current management team has significant experience in all aspects of our businesses. Mr. Zyuzin, one of the founders of our group and our controlling shareholder, is our Chairman. Mr. Zyuzin has led our successful transformation from a small coal trading operation to a large integrated mining and metals group. Mr. Zyuzin has over 28 years of experience in the coal mining industry and holds a Ph.D. in technical sciences in the coal mining field. Our divisional management also has long-tenured experience in the mining and metals industry. See “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.”

Business Strategy

Our goal is to become one of the largest mining companies with focus on metallurgical coal and a strong integration into steel. The key elements of our strategy include the following:

Optimization of our business structure on the basis of a vertically integrated holding with our mining division forming the backbone of our business model

We intend to maintain the flexibility to source our inputs internally as circumstances require.

Our coking coal and iron ore production form a solid platform for our steel business and provide a significant portion of the raw materials supply for our pig iron production. Steam coal produced in our mining operations can be used to feed our power generating business, which we operate not only as a diversification measure and a way to market another value-added product made from our coal, but also as a way to have more control over our energy efficiency and hedge against increases in electricity prices. However, even as we develop our internal sourcing capability, we intend to adhere to our long-standing approach of purchasing inputs from third party suppliers and selling products, including raw materials, to domestic and international customers in a way that we believe creates the most advantageous profit opportunities for our group.

We plan to expand our logistics capabilities.

We intend to selectively expand our logistics capabilities. We plan to expand our own railcar fleet, balancing transportation security and cost efficiency. Recently, we have expanded the cargo-handling capacity of Port Posiet by constructing a modern transshipment complex at the port. Development of Port Posiet is key for uninterrupted shipments of our coal products in the Asia-Pacific region. In order to reflect growing production of export-oriented coal in our mining segment, we contemplate further growth of port capacity on our main export routes.

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

Since 2012, we have refocused our strategy to profitable mining and steel assets in Russia. In line with our strategy, in the mining segment, we intend to prioritize the development of the Elga coal deposit, one of the largest global metallurgical coal reserves, and to strive to secure our position as one of the largest metallurgical coal producers globally. In the steel segment, we plan to focus on the Russian rail, infrastructure and construction markets, and to leverage the leadership in special and stainless steels and wire products in Russia by relying on our own distribution network which we believe is one of the largest in Russia. Furthermore, we have evaluated our other assets for potential divestment and decided to dispose of our ferroalloys segment, certain power assets and certain steel assets that are not integrated with our mining segment and that are less efficient through their high cost base and exposure to weaker end markets. In December 2012, we suspended operations at Southern Urals Nickel Plant, which mined nickel ore and produced ferronickel, and, in July 2013, we made a decision to close the plant and to carry out research and development of nickel ore processing under new technology. In February 2013, we disposed of our Romanian steel plants. In July 2013, we disposed of Toplofikatsia Rousse, a power plant in Bulgaria. In December 2013, we disposed of Voskhod Mining Plant in Kazakhstan and Tikhvin Ferroalloy Plant in Russia, which mined chrome ore and produced ferrochrome, respectively. In February 2015, we also disposed of our Bluestone coal operations in the United States.

Develop our substantial reserve base in order to become one of the leaders in key raw materials supplies for the global steel industry

We plan to develop our reserves in order to become one of the top three producers of metallurgical coal globally.

We intend to build on our substantial mining experience and significant resource base by developing our existing coal reserves, particularly in order to sell more high-quality metallurgical coal and coal products to third parties. We currently plan to increase our annual saleable coal production from 21.6 million tonnes in 2014 to 23.7 million tonnes in 2017. We intend to develop coking coal reserves of Elgaugol that we believe will solidify our position as a leading global producer of coking coal for the future. We intend to selectively seek additional mining licenses through acquisitions and participation in auctions in view of our strategic plans and market dynamics. In particular, we believe that obtaining additional mining rights near the Elga coal deposit would allow us to realize more fully the benefits of our private rail line.

We plan to increase metallurgical coal sales to high-growth international markets.

We intend to continue to capitalize on our ability to serve Asian and other international markets by leveraging our growth in production and favorable geographic location of our coal producing and logistics assets. In particular, we view Japan, China, South Korea and India as countries to which our international growth strategy will be applied.

We plan to increase production of iron ore concentrate in the future to complement the sales of metallurgical coal to our customers.

We currently offer iron ore concentrate produced at Korshunov Mining Plant with a standard iron content of 62%. We plan to increase production of iron ore concentrate in the future following the development of the Pionerskoye iron ore deposit, the Sutamskaya iron ore area and the Sivaglinskoye iron ore deposit located in Yakutia. These deposits contain high-quality iron ore, which we believe will allow us to increase the iron content of our iron ore concentrate to 65%. An increase in production from these operations will increase our sales of iron ore products to third parties, including exports. Our ability to offer iron ore concentrate together with metallurgical coal products to our customers will further enhance our competitive strength in our key markets.

Strengthening our position as a major player in our core steel products markets

We plan to increase our focus on our steel products offering to the Russian construction and engineering industries.

As one of the leaders in long steel production in Russia, we will continue to maintain our exposure to the construction and engineering sectors and to selectively invest in technology and equipment modernization, optimizing our product catalog and cutting production costs with a view to increase steel margins. Following this strategy, in 2013, we launched the universal rail and structural rolling mill at Chelyabinsk Metallurgical Plant, thereby allowing us to widen our offer book of high value-added products such as structural shapes and rails, as well as significantly improve our competitive advantage as a full product range supplier to the construction sector and as an important supplier to the Russian Railways. In 2014, we commenced the certification of rail products produced at the universal rolling mill.

We intend to increase our group’s output and improve the quality of high value-added steel products.

Chelyabinsk Metallurgical Plant, Izhstal and Urals Stampings Plant form the core of our group’s special and stainless steel platform. For some of these products, we hold a unique market niche, which serves as the basis for further improvement in our market share and growth of our customer base. Beloretsk Metallurgical Plant is our main wire products production facility. Investments made in Beloretsk Metallurgical Plant have helped us to become Russia’s largest wire products producer. The modernization of Izhstal has allowed us to improve the quality of our products and expand our product range.

Capitalize on our domestic and European distribution capabilities.

The geographical reach of our production and logistics facilities together with direct supplies from our plants and supplies from the warehouses of Mechel Service Global’s distribution network provides us with a strong platform for further development of our sales. Having completed the gradual withdrawal of our steel production from Europe, we have optimized the European part of our distribution network including the closure of certain service centers and warehouses that did not offer immediate synergies with our production facilities. As compared to previous periods, in 2014, there was a significant reduction in sales through our European companies. At the same time, these measures enabled us to improve the efficiency of our existing offices. In the current economic situation, we are capable to quickly respond to changing market conditions and if necessary redirect deliveries of our products not only in Russia but abroad, thereby allowing us to obtain additional profit.

Our History and Development

We trace our beginnings to a small coal trading operation in Mezhdurechensk in the southwestern part of Siberia in the early 1990s. See “Item 5. Operating and Financial Review and Prospects — History of Incorporation.” Since that time, through strategic acquisitions in Russia and abroad, Mechel has developed into one of the world’s leading mining and metals companies, comprising producers of coal, iron ore, coke, steel, rolled products, ferrosilicon, heat energy and electricity, with operations and assets in Russia, Lithuania and Ukraine. We intend to retain a controlling voting interest in each of our subsidiary holding companies as we continue to build upon our business model of vertical integration among our assets.

Mining Segment

Our mining segment produces coking coal and other types of metallurgical coal (anthracite and coal for pulverized, or finely crushed, coal injection (PCI)), steam coal, middlings, coking coal and steam coal concentrates, as well as coke and chemical products, iron ore, iron ore concentrate and limestone. Our mining segment also includes certain transportation and logistics facilities and engineering operations. Our coal operations consist of Southern Kuzbass Coal Company, Yakutugol and Elgaugol, which together produced 13.9 million tonnes of raw coking coal, 6.4 million tonnes of raw steam coal and 2.3 million tonnes of raw anthracite in 2014. Our coke operations consist of Moscow Coke and Gas Plant and Mechel Coke, which together produced 3.4 million tonnes of coke in 2014. Our iron ore operations consist of Korshunov Mining Plant which produced 9.2 million tonnes of iron ore and 3.2 million tonnes of iron ore concentrate in 2014. Our limestone operations consist of Pugachevsky Open Pit which produced 1.8 million tonnes of limestone in 2014.

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

Steam coal. Southern Kuzbass Coal Company, Yakutugol and Elgaugol produce high-energy steam coal as part of their product mix. Steam coal is primarily used for the generation of electricity in coal-fired power stations.

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

Iron ore concentrate. From our Korshunov Mining Plant we offer iron ore concentrate with a standard iron content of 62%. Yakutugol holds subsoil licenses for three iron ore deposits located in Yakutia. These deposits contain high-quality iron ore, which will allow to produce iron ore concentrate with 65% iron content.

Limestone. The processed limestone produced by our Pugachevsky Open Pit is segregated into three main size fractions: 0-40 millimeters, 40-70 millimeters and 70-120 millimeters. Further processing of 0-40 millimeters fraction limestone allows to obtain aggregate limestone of 0-5 millimeters, 5-20 millimeters and 20-40 millimeters categories.

Mining process

Coal. At our Russian mines, coal is mined using open pit or underground mining methods. Following a drilling and blasting stage, a combination of shovels and draglines is used for moving coal and waste at our open pit mines. Production at the underground mines is predominantly from longwall mining, a form of underground coal mining where a long wall of coal in a seam is mined in a single slice. After mining, depending upon the amount of impurities in the coal, the coal is processed in a washing plant, where it is crushed and impurities are removed by gravity methods. Coking coal concentrate is then transported to coking plants for conversion to coke for use in pig iron smelting at steel plants. Steam coal is shipped to power utilities which use it in furnaces for steam generation to produce electricity. Among the advantages of our mining business are the high quality of our coking coal and the low level of volatile matter in our steam coal.

Iron ore. At our Korshunov Mining Plant, ore is mined using the open pit mining method. Following a drilling and blasting stage, ore is hauled by dump trucks and rail hopper cars to the washing plant. At the washing plant, the ore is crushed and ground to a fine particle size, then separated into an iron ore concentrate slurry and a waste stream using wet magnetic separators. The iron ore is upgraded to a concentrate that contains about 62% elemental iron. Tailings are pumped to a tailings dam facility located adjacent to the washing plant. The concentrate is sent to disk vacuum filters which remove the water from the concentrate to reduce the moisture level, enabling shipment to customers by rail during warmer months; in colder periods the concentrate must be dried further to prevent freezing in railcars. Korshunov Mining Plant operates its own drying facility with a dry concentrate production capacity of up to 16,000 tonnes per day. In 2011-2012, Yakutugol obtained subsoil licenses for the Pionerskoye iron ore deposit, the Sutamskaya iron ore area and the Sivaglinskoye iron ore deposit in Yakutia. We plan to develop all new iron ore deposits with the open pit mining method, using excavators and trucks.

Limestone. Limestone is mined using the open pit mining method. Following a drilling and blasting stage, mined rock is quarried with shovels and transported to the crushing and screening plant for segregation by size fraction.

Coal production

Our coal production consists of the following mines in Russia:

Subsidiary (Location)	Surface	Underground
Yakutugol (Sakha Republic, Russia)	Neryungrinsky Open Pit	Dzhebariki-Khaya Underground
Kangalassky Open Pit
Elgaugol (Sakha Republic, Russia)	Elga Open Pit
Southern Kuzbass Coal Company (Kuzbass, Russia)	Sibirginsky Open Pit Tomusinsky Open Pit Olzherassky Open Pit Krasnogorsky Open Pit	V.I. Lenina Underground Sibirginskaya Underground Olzherasskaya- Novaya Underground

Our coal mines are primarily located in the Kuznetsky basin, a major Russian coal-producing region, and in the Sakha Republic in Eastern Siberia.

The table below summarizes our ROM coal production by type of coal and location of mines for the periods indicated.

	2014		2013		2012
	Tonnes	% of Production	Tonnes	% of Production	Tonnes	% of Production
	(In millions of tonnes)(1)
Coking Coal
Yakutugol	8.9		9.0		8.8
Elgaugol	0.7		0.04		0.2
Southern Kuzbass Coal Company	4.3		6.3		5.7
Bluestone(2)	0		1.8		3.2

Total Coking Coal	13.9	61.5%	17.14	62.2%	17.9	64.4%
Steam Coal
Yakutugol	0.5		0.9		0.9
Elgaugol	0.5		0.11		0.1
Southern Kuzbass Coal Company	5.4		6.3		6.5
Bluestone(2)	0		0.6		0.4

Total Steam Coal	6.4	28.3%	7.91	28.7%	7.9	28.4%
Anthracite
Yakutugol	—		—		—
Elgaugol	—		—		—
Southern Kuzbass Coal Company	2.3		2.5		2.0
Bluestone(2)	—		—		—

Total Anthracite	2.3	10.2%	2.5	9.1%	2.0	7.2%

Total Coal	22.6	100%	27.55	100%	27.8	100%

(1)	Volumes are reported on a wet basis.

(2)	In January-February 2014, we temporarily idled our Bluestone mines due to adverse market conditions. In February 2015, we disposed of Bluestone mining business.

The coking coal produced by our Russian mines is predominately low-sulfur (0.3%) bituminous coal. Heating values for coking coal range from 6,861 to 8,488 kcal/kg on a moisture- and ash-free basis. Heating values for steam coal range from 6,627 to 8,286 kcal/kg on a moisture- and ash-free basis.

The table below summarizes our saleable coal production by type of coal and location of mines for the periods indicated.

	2014		2013		2012
	Tonnes	% of Production	Tonnes	% of Production	Tonnes	% of Production
	(In millions of tonnes)
Coking Coal
Yakutugol	5.7	26%	5.7	25%	5.3	25%
Elgaugol	0.2	1%	0.1	0%	0.1	1%
Southern Kuzbass Coal Company	4.0	19%	4.0	18%	4.1	19%
Bluestone(1)	0	0%	1.1	5%	1.5	7%

Total Coking Coal	9.9	46%	10.9	48%	11.0	52%
PCI
Yakutugol	—	—	—	—	—	—
Elgaugol	—	—	—	—	—	—
Southern Kuzbass Coal Company	2.6	12%	2.9	13%	2.6	12%
Bluestone(1)	—	—	—	—	—	—

Total PCI	2.6	12%	2.9	13%	2.6	12%
Anthracite
Yakutugol	—	—	—	—	—	—
Elgaugol	—	—	—	—	—	—
Southern Kuzbass Coal Company	1.5	7%	1.3	6%	1.1	5%
Bluestone(1)	—	—	—	—	—	—

Total Anthracite	1.5	7%	1.3	6%	1.1	5%
Steam Coal
Yakutugol	2.9	14%	3.3	14%	3.5	16%
Elgaugol	0.5	2%	0.2	1%	0.1	1%
Southern Kuzbass Coal Company	4.2	19%	3.5	15%	2.6	12%
Bluestone(1)	0	0%	0.6	3%	0.4	2%

Total Steam Coal	7.6	35%	7.6	33%	6.6	31%

Total Coal	21.6	100%	22.7	100%	21.3	100%

(1)	In January-February 2014, we temporarily idled our Bluestone mines due to adverse market conditions. In February 2015, we disposed of Bluestone mining business.

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

The table below sets forth certain information regarding the subsoil licenses for our Yakutugol coal mines.

Mine	License (plot)	Area (sq. km)	Mining Method	Life of Mine	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Neryungrinsky Open Pit	12336 (Moshchny seam)	15.3	Open pit	2031	Dec 2024	In production	1979	Ownership
Kangalassky Open Pit	15017 (Kangalassk)	7.7	Open pit	2100	Dec 2027	In production	1962	Ownership
Dzhebariki-Khaya Underground	15061 ( Dzhebariki-Khaya)	14.8	Underground	2036	Dec 2023	In production	1972	Ownership

(1)	“In production” refers to sites that are currently producing coal.

The earliest production at our Yakutugol mines was in 1962, although we acquired these mines and license areas in October 2007. Neryungrinsky Open Pit produces low-volatile hard coking coal which is sold primarily in the Asia-Pacific region and steam coal which is sold both domestically and for export. Neryungrinsky Open Pit has a railway spur connected to the Russian rail system, which is controlled by Russian Railways. Kangalassky Open Pit produces steam coal that is sold as fuel for boiler plants in Yakutia. It is accessible through an all-weather road from Kangalassy and through a highway from Yakutsk. Dzhebariki-Khaya Underground produces steam coal, most of which is sold to state housing and municipal services. Dzhebariki-Khaya Underground is accessible only by means of the Aldan River.

The table below summarizes ROM coal production of our Yakutugol mines by mine and type of coal for the periods indicated.

	2014		2013		2012
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production
	(In millions of tonnes)(1)
Coking Coal
Neryungrinsky Open Pit	8.9		9.0		8.8

Total Coking Coal	8.9	94.7%	9.0	90.9%	8.8	90.7%

Steam Coal
Neryungrinsky Open Pit	0.1		0.2		0.4
Dzhebariki-Khaya Underground	0.3		0.6		0.4
Kangalassky Open Pit	0.1		0.1		0.1

Total Steam Coal	0.5	5.3%	0.9	9.1%	0.9	9.3%

Total Coal	9.4	100%	9.9	100%	9.7	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth coal sales volumes of our Yakutugol mines by type of coal and destinations for the periods indicated.

Coal Type	Region	2014	2013	2012
		(In thousands of tonnes)
Coking coal	Asia	5,268.1	5,620.4	4,091.3
	CIS	60.1	58.4	811.4
	Russia	11.6	0.0	0.0
	Middle East(1)	0.0	0.0	0.1

Total		5,339.8	5,678.8	4,902.8
Steam coal	Russia	630.4	771.8	1,087.3

Total		630.4	771.8	1,087.3
Middlings	Russia	1,705.2	2,126.6	2,315.9
	Asia	662.7	308.8	128.8

Total		2,367.9	2,435.4	2,444.7

Total		8,338.1	8,886.0	8,434.8

(1)	Includes Turkey only.

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

Our subsidiary Elgaugol was established on August 14, 2013 under the laws of the Russian Federation with Yakutugol and Mechel Mining as participants for raising project financing from Vnesheconombank. In September 2013, Vnesheconombank’s Supervisory Board approved a $2.5 billion project financing for the construction of the first stage of the Elga coal complex and the relevant loan agreements were signed in March 2014.

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

Elga Open Pit produces two types of coal: high-quality hard coking coal (high-volatile) and steam coal. It also produces middlings (by-product of the coking coal washing process). Coking coal, steam coal and middlings are sold both domestically and in the Asia-Pacific market with transshipment in ports of the Russian Far East.

The table below summarizes ROM coal production of our Elgaugol mine by type of coal for the periods indicated.

	2014		2013		2012
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production
	(In millions of tonnes)(1)
Coking Coal
Elga Open Pit	0.7		0.04		0.2

Total Coking Coal	0.7	58.3%	0.04	26.7%	0.2	66.7%

Steam Coal
Elga Open Pit	0.5		0.11		0.1

Total Steam Coal	0.5	41.7%	0.11	73.3%	0.1	33.3%

Total Coal	1.2	100%	0.15	100%	0.3	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth coal sales volumes of our Elgaugol mine by type of coal and destinations for the periods indicated.

Coal Type	Region	2014	2013	2012
		(In thousands of tonnes)
Coking coal	Asia	34.6	0.0	0.0

Total		34.6	0.0	0.0
Steam coal	Asia	319.9	24.2	0.0
	Russia	149.1	95.6	0.0

Total		469.0	119.8	0.0
Middlings	Asia	164.7	19.0	0.0

Total		164.7	19.0	0.0

Total		668.3	138.8	0.0

In 2009, the general scheme of the Elga coal complex development and the plan for initial mine block development were prepared. The plan for initial mine block development was subsequently approved by governmental authorities. In 2011, the project documentation of the first stage of the Elga coal complex construction was prepared and subsequently approved by governmental authorities. In November 2011, we concluded a contract for engineering, procurement and construction of a permanent housing complex for 3,000 miners and workers who will operate the Elga coal complex. Construction works are in progress, and miners live in a temporary settlement with all necessary amenities. In late 2014, we completed the construction of a pilot washing plant with a capacity of up to 2.7 million tonnes per annum and the capability to operate year-round.

In December 2011, we finished laying track for the rail line to the Elga deposit. The 321 kilometer-long rail line is now in operation and we are able to use it for transportation of coal produced at Elga Open Pit. The rail line connects Elga Open Pit with the Baikal-Amur Mainline (at the Ulak railway station), which, in turn, provides access to the Russian rail network, in general, and Pacific Ocean ports, in particular. We will further develop the rail line to increase its capacity in line with the production capacity requirements of the Elga subsoil license and our production plans.

Currently, Elga has an electricity substation with diesel power generators with a total installed capacity of 6 megawatts (“MW”). Federal Grid Company, the state-owned operator of the unified electricity grid, is installing high-voltage transmission lines to deliver electricity from the Zeysky hydro power plant located 270 kilometers from the site, and we are constructing electricity-receiving infrastructure capable of receiving 134 MW. We expect to start receiving electricity from this power plant in the second quarter of 2016.

According to the conditions of the subsoil license for the Elga coal deposit, we are required to meet certain construction deadlines and operational milestones. In view of our commitments, we applied to the Federal Agency for Subsoil Use (“Rosnedra”) for and obtained amendments to certain terms of the subsoil license in order to stay in compliance with the terms of the license. The license terms were last amended in June 2013, and we are required to meet the following construction deadlines and operational milestones: (1) complete construction of the first stage of the Elga coal complex with an annual capacity of 9.0 million tonnes by August 1, 2017; (2) commission a coal washing plant with an annual capacity of 9.0 million tonnes by December 31, 2017; (3) reach annual coal production capacity of 9.0 million tonnes by August 1, 2018; and (4) reach annual coal production capacity of 18.0 million tonnes by December 31, 2021. We also have significant contractual commitments for the construction of the rail line. See note 26 to the consolidated financial statements.

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

Southern Kuzbass mines

The Kuznetsky basin, or Kuzbass, is located in the southeastern part of Western Siberia and is one of the largest coal mining areas in the world, covering an area of around 70,000 square kilometers. Coal-bearing seams extend over an area of 26,700 square kilometers and reach a depth of 1,800 meters. Coal was discovered in 1721, and systematic mining started in 1851. During the Soviet era, Kuzbass was the second largest regional coal producer. According to the Central Dispatching Department, Kuzbass (Kemerovo region) now accounts for more than 58% of Russia’s total coal production.

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

Mine	License (plot)	Area (sq. km)	Mining Method	Life of Mine	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Krasnogorsky Open Pit	14016 (Tomsk, Sibirginsk)	22.4	Open pit	2043	Jan 2021	In production	1954	Lease
	13367 (Sorokinsk, Tomsk, Sibirginsk)	2.8			Nov 2025	In production	2012	Lease
Olzherassky Open Pit	01374 (Raspadsk, Berezovsk, Sosnovsk)	9.3	Open pit	2044	Dec 2029	In production	1980	Lease
	12939 (Raspadsk)(2)	3.5			Dec 2024	Development	n/a	Lease
	12940 (Berezovsk-2, Berezovsk, Olzherassk)	4.8			Dec 2024	In production	2007	Lease
Tomusinsky Open Pit	13312 (Tomsk)(3)	6.7	Open pit	2022	Dec 2020	In production	1959	Lease
Sibirginsky Open Pit	13639 (Sibirginsk, Kureinsk, Uregolsk)	17.7	Open pit	2047	Dec 2032	In production	1970	Lease
	01557 (New-Uregolsk)	2.4			Apr 2031	In production	2011	Lease
Sibirginskaya Underground	12917 (Sibirginsk, Tomsk)	5.9	Underground	2048	Dec 2024	In production	2002	Lease
	15463 (Sibirginsk-2, Sibirginsk, Kureinsk)	0.9			Dec 2032	In production	2014	Lease
V.I. Lenina Underground	14060 (Olzherassk)	10.0	Underground	2033	Dec 2032	In production	1953	Lease
	01701 (Granichny, Olzherassk)	1.2			Feb 2033	Exploration and development	n/a	—
Olzherasskaya-Novaya Underground	14199 (Raspadsk)	1.2	Underground	2079	Dec 2021	In production	2008	Lease
	01471 (Olzherassk-2, Raspadsk)	0.03			Jan 2030	In production	2010	Lease
	13366 (Razvedochny, Raspadsk)	14.6			Nov 2025	In production	2010	Lease
Yerunakovskaya-1 Underground (project)	13237 (Yerunakovsk-1, Yerunakovsk)(4)	8.4	Underground	2033	Jun 2025	Development	n/a	Lease
Yerunakovskaya-3 Underground (prospect)	13238 (Yerunakovsk-3, Yerunakovsk)(4)	7.1	Underground	2115	Jun 2025	Development	n/a	—
Yerunakovskaya-2 Underground (prospect)	13271 (Yerunakovsk-2, Yerunakovsk)(4)(5)	7.3	Underground	2051	Jul 2025	Development	n/a	—
Olzherasskaya-Glubokaya Underground (prospect)	13365 (Olzherassk)	19.2	Underground	2211	Nov 2025	Development	n/a	—
Usinskaya Underground (prospect)	14093 (Olzherassk)	3.6	Underground	2071	Dec 2033	Conservation	n/a	—

(1)	“In production” refers to sites that are currently producing coal. “Development” refers to sites where preliminary work is being carried out. “Exploration” refers to sites where drilling for calculation of mineral reserves is being carried out. “Exploration and development” refers to sites where preliminary work and drilling for calculation of mineral reserves are being carried out. “Conservation” refers to sites where no mining activity is conducted, but measures for mine conservation are being taken.
(2)	We failed to commence commercial production in 2009 as required by the subsoil license due to unfavorable mine economics. We expect to commence production at the Raspadsk license area in the third quarter of 2016 provided coal prices recover sufficiently.
(3)	License held by Tomusinsky Open Pit, a subsidiary of Southern Kuzbass Coal Company.
(4)	We failed to commence commercial production in 2011 as required by the subsoil license due to unfavorable mine economics.
(5)	License held by Resurs-Ugol OOO, a subsidiary of Southern Kuzbass Coal Company.

The table below summarizes ROM coal production of our Southern Kuzbass mines by mine and type of coal for the periods indicated.

	2014		2013		2012
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production
	(In millions of tonnes)(1)
Coking Coal
Sibirginsky Open Pit	1.2		2.2		2.0
Tomusinsky Open Pit	0.9		1.4		1.7
V.I. Lenina Underground	0.7		1.0		0.7
Sibirginskaya Underground	1.0		1.1		0.7
Olzherassky Open Pit	0.5		0.6		0.6

Total Coking Coal	4.3	35.8%	6.3	41.7%	5.7	40.1%

Steam Coal
Krasnogorsky Open Pit	2.8		3.1		3.7
Sibirginsky Open Pit	0.8		1.5		1.4
Olzherassky Open Pit	0.1		0.1		0.6
Olzherasskaya-Novaya Underground	0.8		1.0		0.4
Tomusinsky Open Pit	0.9		0.6		0.4

Total Steam Coal	5.4	45.0%	6.3	41.7%	6.5	45.8%

Anthracite
Krasnogorsky Open Pit	2.3		2.5		2.0
Sibirginsky Open Pit	—		—		—
Olzherassky Open Pit	—		—		—
Olzherasskaya-Novaya Underground	—		—		—
Tomusinsky Open Pit	—		—		—

Total Anthracite	2.3	19.2%	2.5	16.6%	2.0	14.1%

Total Coal	12.0	100%	15.1	100%	14.2	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth Southern Kuzbass mines’ coal sales volumes by type of coal and destinations for the periods indicated.

Coal Type	Region	2014	2013	2012
		(In thousands of tonnes)
Coking coal	Russia	1,407.2	1,551.8	1,567.2
	Asia	955.7	212.6	533.7
	CIS	40.1	56.6	429.2
	Europe	0.0	0.0	20.5

Total		2,403.0	1,821.0	2,550.6
Anthracite	Europe	1,200.5	1,096.0	1,186.4
	Asia	336.5	584.8	343.3
	CIS	183.3	173.6	131.2
	Other	76.2	98.7	49.9
	Russia	36.3	41.4	183.0
	Middle East(1)	24.5	33.0	42.3

Total		1,857.3	2,027.5	1,936.1
PCI	Asia	1,870.8	1,388.4	1,014.0
	Europe	837.8	1,036.9	540.5
	Middle East(1)	338.5	557.1	655.6
	CIS	4.1	10.3	0.0
	Other	0.0	315.5	213.2

Total		3,051.2	3,308.2	2,423.3
Steam coal	CIS	392.8	0.0	27.4
	Middle East(1)	152.2	108.3	206.0
	Russia	38.6	49.4	68.0
	Asia	26.2	0.0	10.5
	Europe	13.9	58.8	54.9
	Other	0.0	0.0	7.8

Total		623.7	216.5	374.6
Middlings	Asia	94.0	0.0	0.0
	Europe	0.0	0.0	21.5
	Russia	0.0	0.0	19.2

Total		94.0	0.0	40.7

Total		8,029.2	7,373.2	7,325.3

(1)	Includes Turkey only.

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

In October 2012, we launched a pilot seasonal washing plant for Elga Open Pit, which operated in the warmer months of April to October only, with a seasonal capacity of 2.0 million tonnes per annum. In late 2014, we completed the transfer of the pilot seasonal washing plant to year-round operation with a capacity of up to 2.7 million tonnes per annum.

All of the coal feedstock enriched by our washing plants in 2014 (25.0 million tonnes) was supplied by our own mining operations.

Investments in coal companies

We own approximately 11.11% of Mezhdurechye OAO, a Russian coal producer whose production volume accounted for 5.4% of Russian coking coal output and 1.8% of Russian total coal output in 2014, according to the Central Dispatching Department.

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

The table below summarizes our production of coke, chemical products and coke gas for the periods indicated.

	2014	2013	2012
	(Coke and chemical products in thousands of tonnes) (Coke gas in millions of cubic meters)
Mechel Coke
Coke (6% moisture)	2,586	2,418	2,692
Chemical products	119	128	143
Coke gas	835	739	852
Moscow Coke and Gas Plant
Coke (6% moisture)	799	724	921
Chemical products	41	36	44
Coke gas	367	313	384
Total
Coke (6% moisture)	3,385	3,142	3,613

Chemical products	160	164	187

Coke gas	1,202	1,052	1,236

The table below summarizes our sales volumes of coke and chemical products for the periods indicated.

	2014	2013	2012
	(In thousands of tonnes)
Coke	1,262	1,025	1,387
Chemical products	173	171	193

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Moscow Coke and Gas Plant’s principal production area.

Production Area	Capacity in 2014	Capacity Utilization Rate in 2014	Planned Increase (2015-2017)
	(In thousands of tonnes)
Coke (6% moisture)	1,027	77.8%	—

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Mechel Coke’s principal production area.

Production Area	Capacity in 2014	Capacity Utilization Rate in 2014	Planned Increase (2015-2017)
	(In thousands of tonnes)
Coke (6% moisture)	3,045	84.9%	—

Our own production facilities purchase a substantial majority of our coke production. For the years ended December 31, 2014, 2013 and 2012, purchases of our coke by our own production facilities amounted to 2.0 million tonnes, 2.0 million tonnes and 2.2 million tonnes, respectively, which represented 61%, 66% and 61% of our total coke sales volumes (including intra-group sales) for those periods.

We purchase some coking coal from other producers in order to produce coke. The need to purchase coking coal from third parties for coke production varies from period to period, depending on customer demand for particular products and the availability of suitable coal grades from our own mines.

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

Mine	License (plot)		Area (sq. km)	Mining Method	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Korshunovsky Open Pit	14051 (Korshunovsk	)	4.2	Open pit	Apr 2019	In production	1965	Lease
Rudnogorsky Open Pit	14052 (Rudnogorsk	)	5.1	Open pit	Jan 2028	In production	1984	Ownership

(1)	“In production” refers to sites that are currently producing iron ore.

The table below summarizes our ROM iron ore and iron ore concentrate production for the periods indicated.

	2014		2013		2012
Mine	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)
	(In millions of tonnes)(1)
Korshunovsky Open Pit	4.8	23.5%	6.8	24.2%	6.9	24.3%
Rudnogorsky Open Pit	4.4	29.6%	5.8	30.9%	5.7	31.5%

Total ore production	9.2	26.4%	12.6	27.3%	12.6	27.6%

Iron ore concentrate production	3.2	63.2%	4.3	63.2%	4.4	62.2%

(1)	Volumes are reported on a wet basis.

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

Deposit	License (plot)	Area (sq. km)	Mining Method	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Pionerskoye	03034 (Pionersk)	9.95	Open pit	Aug 2031	Exploration	n/a	Lease
Sivaglinskoye	03153 (Sivaglinsk)	2.23	Open pit	Mar 2022	Exploration	n/a	Lease
Sutamskaya area	03158 (Sutamskaya area)	731.32	Open pit	Mar 2037	No activity	n/a	—

(1)	“Exploration” refers to sites where drilling for calculation of mineral reserves is being carried out.

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

The quarry produces both high-grade flux limestone for use in steel-making and ferronickel production and aggregate limestone for use in road construction. The flux limestone and aggregate limestone are the same grade of limestone, but they are produced in different fraction sizes, which determine their suitability for a particular use. In 2014, approximately 45.8% of the limestone produced at Pugachevsky Open Pit was used internally as auxiliary, with 44.6% shipped to Chelyabinsk Metallurgical Plant, 1.1% to Izhstal and 0.1% to Urals Stampings Plant; approximately 23.4% was sold to third parties; and approximately 30.8% remained in the warehouse and partly was used for internal needs of the quarry. We are capable of internally sourcing 100% of the limestone requirements of our steel operations.

The table below summarizes our limestone production for the periods indicated.

	2014	2013	2012
	(In thousands of tonnes)
Pugachevsky Open Pit	1,762	1,884	1,997

Sales of mining segment products

The following table sets forth sales of mining segment products (by volume) and as a percentage of total sales of these products (including intra-group sales) for the periods indicated.

Product	2014	2013	2012	2014	2013	2012
	(In thousands of tonnes)(1)			(% of total sales, including intra-group)
Coking coal concentrate	7,777.4	7,499.8	7,455.1	77.1%	76.4%	68.6%
Steam coal and middlings	4,375.6	3,562.5	4,025.7	74.6%	67.3%	72.9%
Anthracite and PCI	4,996.1	5,456.7	4,700.1	96.6%	97.9%	98.7%
Iron ore concentrate	1,168.7	3,688.0	4,156.9	37.5%	88.5%	76.7%
Coke	1,262.0	1,024.6	1,386.6	39.0%	34.4%	38.9%
Chemical products	173.0	171.4	193.1	99.7%	99.6%	42.1%

(1)	Includes resale of mining segment products purchased from third parties.

The following table sets forth revenues by product, as further divided between domestic sales and exports (including as a percentage of total mining segment revenues) for the periods indicated. We define exports as sales by our Russian and foreign subsidiaries to customers located outside their respective countries. We define domestic sales as sales by our Russian and foreign subsidiaries to customers located within their respective countries. See note 25 to the consolidated financial statements.

	2014		2013		2012
Product	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In millions of U.S. dollars, except for percentages)
Coking coal concentrate	801.4	38.4%	966.5	36.9%	1,239.5	39.4%
Domestic Sales	18.0%		16.9%		16.6%
Export	82.0%		83.1%		83.4%
Steam coal	114.9	5.5%	75.3	2.9%	118.7	3.8%
Domestic Sales	38.8%		66.8%		48.2%
Export	61.2%		33.2%		51.8%
Anthracite and PCI	582.0	27.9%	696.5	26.6%	711.8	22.7%
Domestic Sales	0.9%		0.9%		3.0%
Export	99.1%		99.1%		97.0%
Middlings	130.8	6.3%	128.3	4.9%	119.9	3.8%
Domestic Sales	47.3%		77.7%		86.3%
Export	52.7%		22.3%		13.7%
Coke	223.7	10.7%	215.5	8.2%	364.7	11.6%
Domestic Sales	62.8%		82.5%		81.7%
Export	37.2%		17.5%		18.3%
Chemical products	64.0	3.1%	67.7	2.6%	75.9	2.4%
Domestic Sales	84.7%		86.9%		74.1%
Export	15.3%		13.1%		25.9%
Iron ore concentrate	109.4	5.2%	411.9	15.7%	444.7	14.1%
Domestic Sales	55.1%		39.1%		26.5%
Export	44.9%		60.9%		73.5%
Other(1)	60.8	2.9%	57.6	2.2%	68.5	2.2%

Total	2,087.0	100.0%	2,619.3	100.0%	3,143.7	100.0%

Domestic Sales	26.7%		29.2%		29.4%
Export	73.3%		70.8%		70.6%

(1)	Includes revenues from transportation, distribution, construction and other miscellaneous services provided to local customers.

Marketing and distribution

In 2014, our Russian domestic sales were conducted directly by our own production facilities and our export sales were conducted by Mechel Carbon, based in Baar, Switzerland, and Mechel Carbon Singapore. We generally do not involve traders in the sales and distribution of our mining products and we have had long-standing relationships with end users of our mining products.

The following table sets forth by percentage of sales the regions in which our mining segment products were sold for the periods indicated.

Region(1)	2014	2013	2012
Asia	49.0%	50.1%	43.2%
Russia	26.7%	29.2%	29.3%
Europe	15.0%	12.9%	11.9%
CIS	5.5%	2.0%	8.8%
Middle East(2)	2.9%	3.7%	5.0%
Other	0.9%	2.1%	1.8%

Total	100.0%	100.0%	100.0%

(1)	The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.
(2)	Includes Turkey and the United Arab Emirates.

The following table sets forth information about the five largest customers of our mining segment, which together accounted for 29.2% of our total mining segment sales in 2014.

Customer	% of Total Mining Segment Sales	Product	% of Total Products Sales
ArcelorMittal	7.9%	PCI and Anthracite	25.0%
		Coke	8.6%
Baosteel Group Corporation	6.8%	Coking coal concentrate	16.0%
		PCI and Anthracite	1.8%
		Steam coal	1.5%
		Middlings	1.1%
EVRAZ plc	6.6%	Coking coal concentrate	10.2%
		Iron ore concentrate	50.3%
		Coke	0.2%
		Coking products	1.2%
POSCO	4.3%	Coking coal concentrate	8.5%
		PCI and Anthracite	3.7%
Shunshun Development (Hongkong) Co. Ltd.	3.6%	Coking coal concentrate	9.4%

Domestic sales

We ship our coking coal concentrate from our coal washing facilities, located near our coal mines, by railway directly to our customers, including steel producers. In 2014, our largest domestic customer for our coking coal concentrate was EVRAZ, accounting for 10.0% of our total coking coal concentrate sales and 3.8% of our total mining segment sales.

We sell coking coal concentrate domestically on the basis of annual framework contracts with monthly or quarterly adjustments to price and quantity.

We ship our steam coal from our warehouses by railway directly to our customers, which are predominantly electric power stations. Our supply contracts for steam coal are generally concluded with customers on a long-term basis with quantities and prices either fixed for the whole term or adjusted monthly. Some of our steam coal is consumed within our group; for example, sales of steam coal and middlings from our Southern Kuzbass Coal Company to our Southern Kuzbass Power Plant were $29.8 million in 2014. In total, 940.7 thousand tonnes of steam coal was sold within our group in 2014, including coal purchased from third parties. SUE HCS Sakha Republic (Yakutia) is our largest domestic customer of steam coal, accounting for 18.4% of our total steam coal sales and 1.0% of our total mining segment sales in 2014.

Iron ore concentrate is shipped via railway directly from our Korshunov Mining Plant to customers. Our largest domestic customer, EVRAZ, accounted for 50.3% of our total iron ore concentrate sales and 2.6% of our total mining segment sales in 2014. We set our prices on a monthly basis which is in line with the current practice in the Russian market of iron ore feed.

The majority of coke is sold domestically to our subsidiaries Chelyabinsk Metallurgical Plant and Bratsk Ferroalloy Plant, which accounted for 60.8% of our total coke sales (including intra-group sales) by volume in 2014, including coke purchased from third parties. Major third party customers include pig iron, steel and ferroalloy producers located in the Central Region and in the Urals of Russia. Sales in Russia are conducted pursuant to framework agreements with monthly adjustments of quantities and prices.

Our subsidiary Mecheltrans is a railway freight forwarding company, which owns its own rail rolling stock, consisting of 790 open cars and 57 pellet cars, and leases 3,710 open cars under operating leases and 7,391 open cars under finance leases. In 2014, Mecheltrans transported domestically approximately 29.5 million tonnes of our cargo, approximately 71.6% of which was comprised of coal and iron ore concentrate. Our subsidiary Mecheltrans Auto is a motor freight forwarding company, which owns 45 long-haul trucks and leases two long-haul trucks under finance lease. In 2014, Mecheltrans Auto transported domestically approximately 740.0 thousand tonnes of our cargo.

Export sales

We export coking coal concentrate, PCI and anthracite, iron ore concentrate, coke and steam coal.

In 2014, the largest foreign customer of our mining segment was ArcelorMittal, accounting for 7.9% of our total mining segment sales. ArcelorMittal purchases consisted of PCI, anthracite and coke.

We were Russia’s largest exporter of coking coal concentrate in 2014, according to RasMin. Our exports of coking coal concentrate are primarily to China, Japan and South Korea. In 2014, Baosteel Group Corporation, Shunshun Development (Hongkong) Co. Ltd., POSCO, JFE Steel Corporation and CNBM International Corporation were our largest foreign customers of coking coal concentrate, accounting for 46.3% of our total coking coal concentrate sales and 17.8% of our total mining segment sales. Shipments are made by rail to seaports and further by sea, except for shipments to Ukraine and northeast China that are made only by rail.

Our exports of PCI and anthracite are primarily to Europe, China, Japan and Turkey, which together accounted for 85.6% of our total PCI and anthracite sales and 23.9% of our total mining segment sales in 2014. In 2014, our largest foreign customers of PCI and anthracite were ArcelorMittal, Tata Steel, Eregli Iron & Steel Works, King Fortune (HK) International Trading Limited and JFE Steel Corporation.

Our exports of steam coal are primarily to Ukraine, China and Turkey, which together accounted for 60.4% of our total steam coal sales and 3.3% of our total mining segment sales in 2014. In 2014, our largest foreign customers of steam coal were DTEK TRADING S.A., Dalian Hengfeng Petrochemical Co. Ltd., Rizhao Shenghe Trading Co., Talvex Commodities AG and Jidong Development.

PCI, anthracite and steam coal are shipped to customers from our warehouses by railway and further by sea from Russian and Baltic ports.

In 2014, we used annual contracts for export sales of coal. Coal not shipped under annual contracts was sold on the spot market primarily to Chinese customers.

We sold iron ore concentrate to customers in China during 2014, which accounted for 44.9% of our total iron ore concentrate sales and 2.4% of our total mining segment sales in 2014. We ship iron ore concentrate to China by rail.

We export coke, including coke breeze, primarily to Ukraine and Europe, which together accounted for 32.3% of our total coke sales and 3.5% of our total mining segment sales in 2014.

From Port Posiet we ship primarily coking coal concentrate and PCI to Japan, South Korea and China. In 2014, our Port Posiet processed 5.1 million tonnes of coal; its warehousing capacity is limited to 200 thousand tonnes per month for one-time storage of no more than four grades of coal. In order to expand the cargo-handling capacity of the port we constructed a modern transshipment complex and put into operation a mechanized coal loosening complex. Upon completion of the first stage of the Port Posiet’s modernization in 2015, the cargo-handling capacity of the port will expand to up to 7.0 million tonnes per annum. Further modernization envisages the completion of construction of deepwater berth and approach channel. The port’s proximity to roads and rail links to key product destinations and transshipment points in China and Russia make it a cost-effective link in the logistical chain for bringing our coal products to the market.

In 2014, Mecheltrans transported for export approximately 16.3 million tonnes of our cargo, approximately 87.2% of which was comprised of coal and iron ore concentrate.

Market share and competition

Coal

According to the Central Dispatching Department, in 2014, the Russian coal mining industry was represented by 193 companies, which operated 74 underground mines and 119 open pit mines. As a result of the privatization of 1990s and subsequent mergers and acquisitions, the Russian coal mining industry has become more concentrated. Based on the Central Dispatching Department’s data and our estimates, the ten largest coal mining companies in Russia produced approximately 75% of the overall coal production volume in 2014.

According to data from the Central Dispatching Department, companies’ websites and our estimates, in 2014, we were the second largest coking coal producer in Russia, with an 18.3% share of total production by volume, and we had a 6.3% market share with respect to overall Russian coal production by volume. The following table lists the main Russian coking coal producers in 2014, the industrial groups to which they belong, their coking coal production volumes and their share of total Russian production volume.

Group	Company	Coking Coal Production (Thousands of Tonnes)	% of Coking Coal Production by Volume
EVRAZ plc	Yuzhkuzbassugol Coal Company OAO	10,789	13.5%
	Raspadskaya OAO	10,222	12.8%
	EVRAZ Total	21,011	26.3%
Mechel OAO	Yakutugol Holding Company OAO	8,867	11.1%
	Southern Kuzbass Coal Company OAO	5,044	6.3%
	Elgaugol OOO	720	0.9%
	Mechel Total	14,631	18.3%
Severstal OAO	Vorkutaugol OAO	11,360	14.2%
Sibuglemet Holding	Mezhdurechye OAO(1)	4,301	5.4%
	Bolshevik Mine OAO	1,224	1.5%
	Antonovskaya Mine ZAO	761	1.0%
	Sibuglemet Total	6,286	7.9%
UMMC	Kuzbassrazrezugol Coal Company OAO	5,317	6.6%
SUEK OAO	SUEK-Kuzbass	4,766	6.0%
Stroyservis ZAO	Berezovskiy Open-Cut Mine OOO	1,980	2.5%
	Shestacki Open-Cut Mine OAO	1,013	1.3%
	Barzasskoye tovarischestvo OOO	808	1.0%
	Shahta No. 12 OOO	585	0.7%
	Stroyservis Total	4,386	5.5%
MMK OAO	Belon OAO	3,658	4.6%
Other		8,474	10.6%

Total		79,889	100.0%

Source:	Central Dispatching Department, companies’ websites and our estimates.

(1)	We own approximately 11.11% of Mezhdurechye OAO.

According to data from the Central Dispatching Department, companies’ websites and our estimates, in 2014, we were the seventh largest steam coal producer in Russia, with a 2.9% share of total production by volume. The following table lists the main Russian steam coal producers in 2014, the groups to which they belong, their steam coal production volumes and their share of total Russian steam coal production volume.

Group	Company	Steam Coal Production (Thousands of Tonnes)	% of Steam Coal Production by Volume
SUEK OAO	SUEK OAO (Kemerovo region)	28,328	10.2%
	SUEK OAO (Krasnoyarsk Krai)	26,977	9.7%
	SUEK OAO (Tugnuysky Open Pit)	13,229	4.8%
	SUEK OAO (Republic of Khakasia)	11,733	4.2%
	Urgalugol OAO	5,384	1.9%
	Primorskugol OAO	3,488	1.3%
	SUEK OAO (Kharanorsky Open Pit)	2,790	1.0%
	SUEK OAO (Chitaugol)	1,159	0.4%
	SUEK OAO (Apsatsky Open Pit)	1,007	0.4%
	SUEK Total	94,095	33.9%
UMMC	Kuzbassrazrezugol Coal Company OAO	38,666	13.9%
SDS Holding Company	Chernigovets OAO	6,181	2.2%
	Listvyazhnaya Shaft Mine OOO	6,002	2.2%
	Mayskoe OOO	3,931	1.4%
	Salek ZAO	3,743	1.3%
	Yuzhnaya Shaft Mine OAO	2,887	1.0%
	Kiselevsky Open Pit Mine OOO	2,458	0.9%
	Sibenergougol OOO	1,578	0.6%
	Prokopyevsky Open Pit Mine ZAO	881	0.3%
	Energetic Open Pit Mine OOO	857	0.3%
	SDS Total	28,518	10.2%
En+ Group	Vostsibugol OOO (Irkutsk region)	10,089	3.6%
	Vostsibugol OOO (Irbeysky Open Pit Mine)	1,873	0.7%
	Tuvinskaya Mining Company OOO	676	0.2%
	En+ Total	12,638	4.5%
Kuzbasskaya Toplivnaya Co	Kuzbasskaya Toplivnaya Co	10,608	3.8%
Russian Coal Co	UK Stepnoy Open Pit Mine OOO	4,020	1.5%
	Amurugol ZAO	3,164	1.1%
	Zadubrovsky Open Pit Mine OOO	925	0.3%
	RUK OOO (Evtinsky site)	310	0.1%
	Russian Coal Total	8,419	3.0%
Mechel OAO	Southern Kuzbass Coal Company OAO	6,922	2.5%
	Yakutugol Holding Company OAO	606	0.2%
	Elgaugol OOO	453	0.2%
	Mechel Total	7,981	2.9%
Zarechnaya Coal Company	Zarechnaya Mine OAO	2,880	1.0%
	Oktyabrskaya Mine OAO	2,728	1.0%
	Karagaylinskoye Mine Office OOO	534	0.2%
	Alexievskaya Mine OAO	515	0.2%
	Zarechnaya Total	6,657	2.4%
Siberian Anthracite ZAO	Siberian Anthracite ZAO	4,696	1.7%
Other		66,015	23.7%

Total		278,293	100.0%

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

Iron ore

The Russian iron ore market is generally characterized by high demand and limited sources of supply, with product quality as the main factor driving prices. According to Metal Expert, the market is dominated by relatively few producers, with the top three mining groups being Metalloinvest, Severstal and NLMK, representing approximately 70% of total production of iron ore concentrate. We were seventh in production volume in 2014 with 3.2 million tonnes of iron ore concentrate, representing 3.3% of total production of iron ore concentrate in Russia.

Mineral reserves (coal, iron ore and limestone)

Coal and iron ore

Our coal and iron ore reserves are based on exploration drilling and geological data, and are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Each year we update our reserve calculations based on actual production and other factors, including economic viability and any new exploration data. Our coal and iron ore reserves are presented in accordance with the criteria for internationally recognized reserve and resource categories of the “Australasian Code for Reporting Mineral Resources and Ore Reserves” (as amended) published by the Joint Ore Reserves Committee (“JORC”) of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and the Minerals Council of Australia (the “JORC Code”), and meet the standards set by the SEC in its Industry Guide 7. Information on our mineral reserves has been prepared by our internal mining engineers as of December 31, 2014. To prepare this information our internal mining engineers used resource and reserve estimates, actual and forecast production, operating costs, capital costs, geological plan maps, geological cross sections, mine advance maps in plan and cross section and price projections.

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

The calculation of our reserves in Russia is based on the expected operational life of each deposit based on life-of-mine plans, which in many cases exceed the relevant license period for the deposit. Russian subsoil licenses are issued for defined boundaries and specific periods, generally about 20 years. Our declared reserves are contained within the current license boundary. Our Russian subsoil licenses expire on dates falling in 2020 through 2037. However, in many cases, the life of the deposit is well beyond the license term. Based on Russian law and practice, as evidenced by our experience and publicly available information, including a number of court cases, it is reasonably likely that an incumbent subsoil user will be granted license extension through the end of the expected operational life of the deposit, provided that the licensee is not in violation of the material terms of the license. The cost for the license extension is not substantial. See “— Regulatory Matters — Subsoil Licensing in Russia — Extension of licenses.” We have received extension of certain of our subsoil licenses which expired and we intend to extend the licenses for all deposits expected to remain productive subsequent to their license expiry dates. However, license extension is not guaranteed and is to a certain extent subject to the discretion of regulatory authorities. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our business could be adversely affected if we fail to obtain or extend necessary subsoil licenses and permits or fail to comply with the terms of our subsoil licenses and permits,” “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation — Legal risks and uncertainties — Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we may be unable to realize our reserves, which could materially adversely affect our business, financial condition, results of operations and prospects” and “— Regulatory Matters — Subsoil Licensing in Russia.”

As of December 31, 2014, we had coal reserves totaling 3,074.5 million tonnes, of which approximately 75% was coking coal. The table below summarizes our coal reserves as of December 31, 2014.

Company	Proved Reserves(1)	Probable Reserves(1)	Total	% in Open Pit
	(In thousands of tonnes)
Yakutugol	214,667	1,298	215,965	95.3%
Elgaugol	1,743,729	503,461	2,247,190	100.0%
Southern Kuzbass Coal Company	585,539	25,849	611,388	74.2%

Total	2,543,935	530,608	3,074,543	94.5%

(1)	Reserves include adjustments for loss and dilution modifying factors.

The table below summarizes our reserves by coal type as of December 31, 2014.

Company	Category	Coking Coal	Steam Coal	Anthracite	Lignite	Total(1)
	(In thousands of tonnes)
	Proved	118,093	13,146	0	83,428	214,667
	Probable	458	840	0	0	1,298

Yakutugol	Total	118,551	13,986	0	83,428	215,965
	Proved	1,480,747	262,982	0	0	1,743,729
	Probable	462,257	41,204	0	0	503,461

Elgaugol	Total	1,943,004	304,186	0	0	2,247,190
	Proved	215,406	250,668	119,465	0	585,539
	Probable	18,529	7,217	103	0	25,849

Southern Kuzbass Coal Company	Total	233,935	257,885	119,568	0	611,388
	Proved	1,814,246	526,796	119,465	83,428	2,543,935
	Probable	481,244	49,261	103	0	530,608

Total		2,295,490	576,057	119,568	83,428	3,074,543

(1)	Reserves include adjustments for loss and dilution modifying factors.

The table below sets forth reserves attributable to our Yakutugol mines as of December 31, 2014.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)	Heat Value(3)	% Sulfur
	(In thousands of tonnes)			(In kcal/kg)
Neryungrinsky Open Pit(4)	121,160	1,298	122,458	6,501-8,343	0.30
Kangalassky Open Pit(5)	83,428	0	83,428	3,837-4,107	0.30
Dzhebariki-Khaya Underground(5)	10,079	0	10,079	7,452-7,571	0.06-0.65

Total	214,667	1,298	215,965

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used $84 per tonne (FCA basis) for coking coal and $42-$53 per tonne (FCA basis) for steam coal.
(3)	Heat value is reported on a moisture- and ash-free basis.
(4)	Mined coal is processed at the Neryungrinskaya Washing Plant. The average coal recovery factor is estimated to be 63%.
(5)	Coal is sold as ROM without processing.

The table below sets forth reserves attributable to our Elgaugol mine as of December 31, 2014.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)	Heat Value(3)	% Sulfur
	(In thousands of tonnes)			(In kcal/kg)
Elga Open Pit(4)	1,743,729	503,461	2,247,190	7,500-8,600	0.30

Total	1,743,729	503,461	2,247,190

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used $84 per tonne (FCA basis) for coking coal and $42-$53 per tonne (FCA basis) for steam coal.
(3)	Heat value is reported on a moisture- and ash-free basis.
(4)	Mined coal is processed at the Elginskaya Washing Plant. The average coal recovery factor is estimated to be 40%.

The table below sets forth reserves attributable to our Southern Kuzbass mines as of December 31, 2014.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)(3)(4)	Heat Value(5)	% Sulfur
	(In thousands of tonnes)			(In kcal/kg)
Krasnogorsky Open Pit	207,740	194	207,934	5,800	0.40
Olzherassky Open Pit	55,735	5,963	61,698	8,170	0.25
Tomusinsky Open Pit	10,397	4,400	14,797	8,350	0.30
Sibirginsky Open Pit	169,394	45	169,439	8,483	0.30
Sibirginskaya Underground	40,276	4,024	44,300	8,441	0.29
V.I. Lenina Underground	29,189	11,223	40,412	8,468	0.33
Olzherasskaya-Novaya Underground	35,825	0	35,825	7,900	0.30
Yerunakovskaya-1 Underground (project)	36,983	0	36,983	8,150	0.50
Yerunakovskaya-3 Underground (prospect)(6)	—	—	—	—	—
Yerunakovskaya-2 Underground (prospect)(6)	—	—	—	—	—
Olzherasskaya-Glubokaya Underground (prospect)(6)	—	—	—	—	—
Usinskaya Underground (prospect)(6)	—	—	—	—	—

Total	585,539	25,849	611,388

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used approximately $94 per tonne (FCA basis) for coking coal and $26-$64 per tonne (FCA basis) for sized and washed steam coal.

(3)	All mines except Tomusinsky Open Pit are 96.6% owned by us. Tomusinsky Open Pit is 74.7% owned by us. Reserves are presented on an assumed 100% basis.
(4)	Mined coal is processed at Krasnogorskaya Washing Plant, Sibir Washing Plant, Tomusinskaya Washing Plant, Kuzbasskaya Washing Plant and Sibirginskaya Processing Unit. The average coal recovery factor is estimated to be 64.6% (within the range of 54-77%).
(5)	Heat value is reported on a moisture- and ash-free basis.
(6)	Not considered in the review because these prospects presently do not have mine plans.

As of December 31, 2014, we had iron ore reserves (proved and probable) totaling 170.5 million tonnes at an average iron grade of 27.9%. The table below summarizes iron ore reserves by mine as of December 31, 2014.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)(3)	Grade (Fe%)(4)
	(In thousands of tonnes)
Korshunovsky Open Pit	56,433	39,762	96,195	24.2
Rudnogorsky Open Pit	45,276	29,065	74,341	31.2

Total	101,709	68,827	170,536	27.9

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used $77 per tonne (FCA basis) for iron ore concentrate.
(3)	All mines are 90.0% owned by us. Reserves are presented on an assumed 100% basis.
(4)	The average iron ore recovery factor is estimated to be within the range of 74-86%.

Limestone

Our limestone mineral reserves are based on exploration drilling and geological data, and are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Each year we update our limestone mineral reserve calculations based on actual production and other factors, including economic viability and any new exploration data. Our reserves, consisting of proven and probable reserves, meet the requirements set by the SEC in its Industry Guide 7. Information on our limestone mineral reserves has been prepared by our internal mining engineers as of December 31, 2014. To prepare this information our internal mining engineers used resource and reserve estimates, actual and forecast production, operating costs, capital costs, geological plan maps, geological cross sections, mine advance maps in plan and cross section and price projections.

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

As of December 31, 2014, we had limestone reserves (proven and probable) totaling 13.5 million tonnes at 55.2% calcium oxide. This estimation is made using the tonnages that are expected to be mined, taking into account dilution and losses, an average price of $6.10 per tonne of commodity limestone and currency conversions are carried out at average official exchange rates of the CBR.

Steel Segment

Our steel segment comprises the production and sale of semi-finished steel products, long products of a wide range of steel grades, carbon and stainless flat steel products and high value-added metal products, including wire products, stampings and forgings, structural shapes, beams and rails. Within these product groups, we are further able to tailor various steel grades to meet specific end-user requirements. Our steel segment is supported by our mining segment, which includes iron ore concentrate and coke.

Our steel segment has production facilities in Russia, Lithuania and Ukraine. Our total steel output was 4.3 million tonnes in 2014, 4.6 million tonnes in 2013 and 6.5 million tonnes in 2012.

In 2014, we transferred our ferrosilicon producing subsidiary Bratsk Ferroalloy Plant to the steel segment. Bratsk Ferroalloy Plant’s ferrosilicon production amounted to 90.3 thousand tonnes in 2014, 92.9 thousand tonnes in 2013 and 85.2 thousand tonnes in 2012.

Description of key products

Pig iron. Pig iron is an iron alloy with usual carbon content of above 2% which is produced from smelting iron ore feed (sinter, pellets and other ore materials) in the blast furnace. Liquid pig iron is used as an intermediate product in the manufacturing of steel. Cold pig iron can be used as charging material for steel manufacturing in basic oxygen furnaces, electric arc furnaces and in the manufacturing of cast iron in cupolas. Cold pig iron is brittle. We sell small volumes of pig iron from our Chelyabinsk Metallurgical Plant to third parties.

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

Stampings and forgings. Stampings are special parts stamped from metal billets. Forgings are special products made through the application of localized compressive forces to metal. Forged metal is stronger than cast or machined metal. Our forgings and stampings are offered on a made-to-order basis according to minimum batches depending on the products’ sizes. Our product offerings include rollers and axles used in vehicle manufacturing; gears and wheels; bars; and others. Our stampings and forgings are produced at Urals Stampings Plant, including its branch in Chelyabinsk.

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

Ferrosilicon. Ferrosilicon is used in ferrous metallurgy as a deoxidizer or as an alloying element for production of electrotechnical, spring wire, corrosion-resistant and heat resistant steel grades, or as a pig iron modifier. In nonferrous metallurgy, ferrosilicon is used as a reducing agent for production of nonferrous metals and alloys. We produce two types of ferrosilicon: with 65% and 75% silicon content in the alloy. The ferrosilicon we produce is a high-C ferrosilicon, which contains 0.1% carbon. We offer our customers ferrosilicon produced by Bratsk Ferroalloy Plant.

The following table sets out our production volumes by primary steel product categories and main products within these categories.

	2014	2013	2012
	(In thousands of tonnes)
Pig Iron	3,946	3,743	4,161
Semi-Finished Steel Products, including:	970	1,292	2,596
Carbon and Low-Alloyed Semi-Finished Products	966	1,272	2,592
Long Steel Products, including:	2,721	2,727	3,302
Stainless Long Products	14	14	13
Alloyed Long Products	278	295	265
Rebar	1,575	1,515	2,018
Wire Rod	402	469	441
Low-Alloyed Engineering Steel	452	434	564
Flat Steel Products, including:	435	425	523
Stainless Flat Products	18	32	27
Carbon and Low-Alloyed Flat Products	417	393	496
Forgings, including:	61	66	72
Stainless Forgings	5	4	5
Alloyed Forgings	39	48	48
Carbon and Low-Alloyed Forgings	17	14	18
Stampings	84	102	111
Wire Products, including:	695	755	952
Wire	603	635	755
Ropes	45	45	54

Steel manufacturing process and types of steel

The most common steel manufacturing processes are production in a basic oxygen furnace (“BOF”) and production in an electric arc furnace (“EAF”).

In BOF steel manufacturing, steel is produced with less than 2% carbon content. The principal raw materials used to produce steel are liquid pig iron and scrap metal. The molten steel, depending on the products in which it will be used, undergoes additional refining and is mixed with manganese, nickel, chrome, titanium and other components to give it special properties. Approximately 71% of the world’s steel output is made in BOFs.

In EAF steel manufacturing, steel is generally produced from remelted scrap metal. Heat to melt the scrap metal is supplied from high-voltage electricity that arcs within the furnace between graphite electrodes and the scrap metal. This process is suitable for producing almost all steel grades, including stainless steel; however, it is limited in its use for production of high-purity carbon steel. Approximately 29% of the world’s steel output is made in EAFs.

Steel products are broadly subdivided into two categories — flat and long products. Flat products are hot-rolled or cold-rolled coils and sheets that are used in the engineering, pipe and manufacturing industries, as well as in the white goods and automotive industries. Long products are used for construction-type applications (beams, rebar) and the engineering industry. To create flat and long products, molten steel is cast in continuous-casting machines or casting forms (molds). The molten steel crystallizes and turns into semi-finished products in the form of blooms, slabs or ingots. Ingots and blooms have a square cross-section and are used for further processing into long products. Slabs have a rectangular cross-section and are used to make flat products. All semi-finished products are rolled at high temperatures, a process known as hot rolling. They are drawn and flattened through rollers to give the metal the desired dimensions and strength properties. Some flat steel products go through an additional step of rolling without heating, a process known as cold rolling and is used to obtain certain mechanical properties of the steel. After cold rolling, annealing in reheating furnaces with cooling that stress-relieves the metal is periodically required. Oil may be applied to the metal surface for protection from rust.

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

Ferrosilicon manufacturing process

Ferrosilicon is produced in EAFs in a continuous ore smelting process. Silicon is reduced from quartzite with coke and coal carbon and alloyed with steel cutting iron. Ferrosilicon is discharged from the furnace periodically. After cooling, metal ingots are split and sorted into various commercial fractions.

Steel segment production facilities

Most of our metallurgical plants have obtained a certificate of quality under ISO international standards. For example, the main manufacturing processes at Chelyabinsk Metallurgical Plant, Izhstal, Beloretsk Metallurgical Plant, Urals Stampings Plant and Donetsk Electrometallurgical Plant are ISO 9001:2008 certified. Donetsk Electrometallurgical Plant is also certified under environmental protection standard ISO 14001.

Chelyabinsk Metallurgical Plant

Chelyabinsk Metallurgical Plant is an integrated steel mill which produces flat and long carbon and stainless steel products, rail and beam sections and semi-finished products. Semi-finished products are used for further processing in Russia or our internal needs. Chelyabinsk Metallurgical Plant also produces pig iron which is used in the manufacturing of steel. Its customer base is largely comprised of customers from the construction, engineering and hardware industries. We acquired Chelyabinsk Metallurgical Plant in 2001.

The plant sources its coking coal concentrate needs from Southern Kuzbass Coal Company and Yakutugol and its iron ore concentrate needs from Korshunov Mining Plant. In 2006, coke production and special steel production were separated from Chelyabinsk Metallurgical Plant into separate entities.

Chelyabinsk Metallurgical Plant’s principal production lines include a BOF workshop equipped with three converters; two EAF workshops equipped with EAFs of 100 and 125 tonnes, respectively; five concasting machines; a blooming mill for 200-320 millimeter billets; five long products rolling mills for 6.5-190 millimeter round bars and 75-156 millimeter square bars, wire rod, rebar steel, bands and long products; a hot-rolled flat products workshop with a thick sheet continuous rolling mill for hot-rolled sheets of up to 1,800 millimeters wide and up to 20 millimeters thick; a semi-continuous rolling mill for up to 1,500 millimeters wide and up to 6 millimeters thick hot-rolled coils; a cold-rolled product workshop for 0.3-4 millimeter cold-rolled stainless sheet. In addition, we have at our Chelyabinsk Metallurgical Plant four sintering machines and three blast furnaces. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Chelyabinsk Metallurgical Plant’s principal production areas.

Production Area	Capacity in 2014	Capacity Utilization Rate in 2014	Planned Increase (2015-2017)
	(In thousands of tonnes, except for percentages)
Sintering	5,252	95.5%	—
Pig iron	4,300	91.8%	—
Steel-making	5,177	77.6%	130
Rolling	4,751	78.3%	—

Chelyabinsk Metallurgical Plant produced approximately 4.0 million tonnes of raw steel and 3.7 million tonnes of rolled products in 2014.

In 2008, we initiated construction of a universal rail and structural rolling mill at the Chelyabinsk Metallurgical Plant. The project is aimed at producing new types of large section structural shapes (including beams, angles, rails, channels and special sections) with total output 1.1 million tonnes per annum. Italian Danieli & C. Officine Meccaniche S.p.A. (“Danieli”) is the equipment supplier and Chinese Minmetals Engineering Co. Ltd. (“Minmetals”) is the general contractor. Investments will amount to $732.7 million. In July 2013, the universal rail and structural rolling mill was launched. At present, phased guarantee tests of the equipment with the development of production and field tests of rails in order to obtain certificate of conformity are being carried out.

We expect that the main target customers for the universal rolling mill products will be Russian Railways and construction companies. On November 13, 2008, Chelyabinsk Metallurgical Plant and Russian Railways signed an agreement for the supply of rails for the period until 2030. The annual minimum supply volume is fixed at 400 thousand tonnes of rail. Performance under the agreement is subject to the certification of rail products produced at the universal rolling mill, which began in 2014.

In December 2010, Mechel Materials started assembling the main manufacturing equipment of the grinding-mixing complex for Portland blast-furnace slag cement production with 1.6 million tonnes capacity per annum in the territory of Chelyabinsk Metallurgical Plant. The main raw material is blast furnace slag produced by Chelyabinsk Metallurgical Plant. This complex is the first Russian facility to produce high-quality Portland blast-furnace slag cement of certain grades (CEMIII/A, CEMIII/B, CEMIII/C). Portland blast-furnace slag cement is widely used in the construction industry for the production of reinforced concrete structures. The general contractor is Austrian FMW GmbH. The amount to be invested is $168.7 million. In 2013, construction and assembly and commissioning works on the basic process equipment were completed and production in the mode of experimental-industrial testing commenced. In 2014, we mastered production of two grades of cement (CEMIII/A-32,5N, CEMIII/A-42,5N) and ground granulated blast-furnace slag which is a new material for concrete and cement production. In 2014, production of experimental products in the mode of experimental-industrial testing amounted to 65 thousand tonnes. The construction of infrastructure facilities of the grinding-mixing complex is ongoing and we expect to increase the production volume of experimental products. The commissioning of the grinding-mixing complex is scheduled for 2015.

Izhstal

Izhstal is a special steel producer located in the western Urals city of Izhevsk, in the Republic of Udmurtia, a Russian administrative region also known as Udmurtia. Its customer base is largely comprised of companies from the aircraft, defense, engineering, automotive and construction industries. We acquired Izhstal in 2004.

Izhstal’s principal production facilities include two EAFs of 25 and 40 tonnes; two ladle furnaces and a ladle vacuum oxygen decarburizer; a blooming mill for 100-220 millimeter billets; two medium-sized long products rolling mills for 30-120 millimeter round bars, 30-90 millimeter square bars, bands and hexagonal bars; and one continuous small sort wire mill for 5.5-29 millimeter round, 12-28 millimeter square and 12-27 millimeter hexagonal light sections, reinforced steel and bands. In June 2011, wire products production, which includes various drawing machines, a pickling line, bell furnaces and patenting lines, was spun-off into a branch of Beloretsk Metallurgical Plant. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Izhstal’s principal production areas.

Production Area	Capacity in 2014	Capacity Utilization Rate in 2014	Planned Increase (2015-2017)
	(In thousands of tonnes, except for percentages)
Steel-making	351	60.1%	—
Rolling	420	70.9%	—
Wire products	6	7.2%	—

Izhstal produced approximately 210.8 thousand tonnes of raw steel, 297.7 thousand tonnes of rolled products and approximately 0.4 thousand tonnes of wire products in 2014.

Beloretsk Metallurgical Plant

Beloretsk Metallurgical Plant is a wire products plant in Beloretsk, in the southern part of Ural Mountains, which produces wire rod and a broad range of wire products from semi-finished products supplied by Chelyabinsk Metallurgical Plant and third party suppliers. Its customers are largely from the construction and railways repair industries. We acquired Beloretsk Metallurgical Plant in 2002.

Beloretsk Metallurgical Plant’s principal production lines include a steel-rolling workshop equipped with a wire mill for production of 5.5-13.5 millimeter wire rod; a number of wire products workshops equipped with drawing, rewinding, wire stranding, cabling and closing machines and heat treatment furnaces, wire annealing and galvanizing, patenting and galvanizing lines; low relaxation prestressed concrete wire and strand lines and a cold rolling line. In June 2011, wire products production facilities were transferred to Beloretsk Metallurgical Plant from Izhstal. In September 2014, in order to optimize costs these production facilities were moved to Beloretsk Metallurgical Plant. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Beloretsk Metallurgical Plant’s principal production areas.

Production Area	Capacity in 2014	Capacity Utilization Rate in 2014	Planned Increase (2015-2017)
	(In thousands of tonnes, except for percentages)
Rolling	630	91.2%	—
Wire products	657	83.3%	—

Beloretsk Metallurgical Plant produced a total of 547.2 thousand tonnes of wire products in 2014. Rolled products production in 2014 amounted to a total of 574.4 thousand tonnes, of which 473.1 thousand tonnes were further processed into wire products and 101.3 thousand tonnes constituted the output volume of wire rod for third party customers.

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

Vyartsilya Metal Products Plant’s principal production facilities include drawing machines, annealing furnaces, chain linking machines, nail-making presses and cutting machines. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Vyartsilya Metal Products Plant’s principal production area.

Production Area	Capacity in 2014	Capacity Utilization Rate in 2014	Planned Increase (2015-2017)
	(In thousands of tonnes, except for percentages)
Wire products	126	58.2%	—

Vyartsilya Metal Products Plant produced 73.1 thousand tonnes of wire products in 2014.

Urals Stampings Plant

Urals Stampings Plant produces stampings and forgings from special steels and heat-resistant and titanium alloys for the aerospace, oil and gas, heavy engineering, railway transportation, power and other industries. Urals Stampings Plant sources its special steel needs from Chelyabinsk Metallurgical Plant. We acquired Urals Stampings Plant in 2003.

Principal production facilities of Urals Stampings Plant and its branch in Chelyabinsk include 1.5-25 tonne swages and hydraulic presses. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Urals Stampings Plant’s principal production area.

Production Area	Capacity in 2014	Capacity Utilization Rate in 2014	Planned Increase (2015-2017)
	(In thousands of tonnes, except for percentages)
Stampings and forgings	191	75.9%	—

Urals Stampings Plant produced 145.0 thousand tonnes of special steel stampings and forgings in 2014.

Mechel Nemunas

Mechel Nemunas is a Lithuanian wire products plant located in Kaunas that produces hard-drawn, annealed, electrode and concrete reinforcement wire, nails, steel wire fiber and chain link fences. Its customers are primarily from the construction industry of Europe and Baltic countries. We acquired Mechel Nemunas in 2003.

Mechel Nemunas’s principal production facilities include drawing machines, nail-making presses, equipment for fiber production, chain linking machines and bell furnaces. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Mechel Nemunas’s principal production area.

Production Area	Capacity in 2014	Capacity Utilization Rate in 2014	Planned Increase (2015-2017)
	(In thousands of tonnes, except for percentages)
Wire products	90	82.5%	—

Mechel Nemunas produced 74.2 thousand tonnes of wire products in 2014.

Bratsk Ferroalloy Plant

Bratsk Ferroalloy Plant is the largest enterprise in Eastern Siberia producing high-grade ferrosilicon. Ferrosilicon is used in the steel-making industry as a deoxidizer for manufacturing of most steel grades, including carbon and stainless steel grades; or as an alloying element for the production of insulating, acid-proof and heatproof steel grades; or as a pig iron modifier; and as a reducing agent for the production of nonferrous metals and alloys. Approximately 5-6 kg of ferrosilicon is used in every tonne of steel produced. We acquired Bratsk Ferroalloy Plant in 2007.

The main production facilities of the plant include three ore-thermal furnaces with a capacity of 25 megavolt-amperes (“MVA”) and one ore-thermal furnace with a capacity of 33 MVA. In October 2010, we signed contracts with Siberian Plant of Electrothermal Equipment (Sibelectrotherm JSC, Novosibirsk) for the supply of four ore-thermal furnaces with a capacity of 33 MVA each to replace the existing furnaces. We commenced commercial operations of the first new furnace in the second quarter of 2013. Currently, assemblage of the second furnace is being carried out. The launch of this furnace is scheduled for the beginning of 2016. Following the commissioning of the second new furnace, Bratsk Ferroalloy Plant’s production capacity is expected to increase by 15%.

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Bratsk Ferroalloy Plant’s principal production area.

Production Area	Capacity in 2014	Capacity Utilization Rate in 2014	Planned Increase (2015-2017)
	(In thousands of tonnes, except for percentages)
Ferrosilicon	91	98.9%	—

Bratsk Ferroalloy Plant produced 90.3 thousand tonnes of ferrosilicon in 2014.

Donetsk Electrometallurgical Plant

Donetsk Electrometallurgical Plant is a Ukrainian plant located in Donetsk, which specializes in the production of continuous cast billets and rolled round billets from high-quality grades of steel with heat treatment. Donetsk Electrometallurgical Plant’s principal production facilities include an EAF of 130 tonnes; a ladle furnace; a vacuum degasser; a concasting machine; and a blooming workshop equipped with heat treatment machines. We acquired Donetsk Electrometallurgical Plant in 2011.

In the fourth quarter of 2012, production at Donetsk Electrometallurgical Plant was suspended due to adverse market conditions.

Sales of steel segment products

The following table sets forth our revenues by primary steel segment product categories and our main products within these categories (including as a percentage of total steel segment revenues) for the periods indicated.

	2014		2013		2012
Product	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In millions of U.S. dollars, except for percentages)
Pig Iron	82.2	2.2%	69.1	1.4%	110.1	1.6%
Semi-Finished Steel Products, including:	78.4	2.1%	443.9	8.6%	1,175.4	17.2%
Carbon and Low-Alloyed Semi-Finished Products	63.7	1.7%	417.6	8.1%	1,005.4	14.7%
Long Steel Products, including:	1,879.8	51.6%	2,447.0	47.7%	2,860.7	41.7%
Stainless Long Products	27.5	0.8%	42.7	0.8%	42.1	0.6%
Other Long Products	694.5	19.1%	845.8	16.5%	1,005.9	14.7%
Rebar	1,047.5	28.7%	1,439.8	28.1%	1,689.4	24.6%
Wire Rod	110.3	3.0%	118.7	2.3%	123.3	1.8%
Flat Steel Products, including:	383.5	10.5%	524.2	10.2%	636.1	9.3%
Stainless Flat Products	92.1	2.5%	132.4	2.6%	147.2	2.2%
Carbon and Low-Alloyed Flat Products	291.4	8.0%	391.8	7.6%	488.9	7.1%
Forgings, including:	116.9	3.2%	156.2	3.0%	152.9	2.2%
Stainless Forgings	30.4	0.8%	24.5	0.5%	39.4	0.6%
Other Forgings	86.5	2.4%	131.7	2.5%	113.5	1.6%
Stampings	196.9	5.4%	250.2	4.9%	289.7	4.2%
Wire Products, including:	592.7	16.3%	760.1	14.8%	889.0	13.0%
Wire	395.6	10.9%	479.4	9.3%	593.2	8.7%
Ropes	54.9	1.5%	75.3	1.5%	83.1	1.2%
Other Wire Products	142.2	3.9%	205.4	4.0%	212.7	3.1%
Steel Pipes	89.9	2.5%	182.5	3.6%	261.1	3.8%
Ferrosilicon	71.2	2.0%	77.0	1.5%	65.6	1.0%
Other	152.3	4.2%	221.9	4.3%	412.0	6.0%

Total	3,643.8	100.0%	5,132.1	100.0%	6,852.6	100.0%

The following table sets forth by percentage of sales the regions in which our steel segment products were sold for the periods indicated.

Region(1)	2014	2013	2012
Russia	68.5%	63.8%	56.8%
Europe	15.7%	17.5%	18.7%
CIS	12.4%	11.6%	10.5%
Asia	1.4%	2.8%	3.5%
Middle East(2)	1.0%	3.3%	7.5%
Other	0.7%	0.8%	2.1%
United States	0.3%	0.2%	0.9%

Total	100.0%	100.0%	100.0%

(1)	The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.
(2)	Our steel segment sales to Middle East primarily go to Turkey, which accounted for 65.3% of the total steel segment sales to Middle East in 2014. We did not have any direct sales to Iran and Syria in 2014, and we have no plans to make such direct sales in the future.

In 2014, the five largest customers of our steel products were Pervouralsk New Pipe Plant (long steel products, pig iron, semi-finished products, flat steel products, forgings), EVRAZ (long steel products, flat steel products, wire products, pipes), Dream Holding International LTD (long steel products), NEWBURY GLOBAL LTD (long steel products, flat steel products) and NEFTEMASH OOO (long steel products, forgings, wire products, flat steel products, semi-finished products), which together accounted for 5.7% of our total steel segment sales.

In 2014, the five largest customers of ferrosilicon were Severstal, Mitsui & Co., MMK, Globalalloy Technologies Co., Ltd and Dneprovsky Iron & Steel Works n. a. Dzerzhinsky, PJSC, which together accounted for 1.3% of our total steel segment sales.

During 2014, the volume of operations with the related metallurgical plants and Metallurg-Trust declined significantly compared to previous years due to the temporary suspension of operations of certain of the metallurgical plants and the initiation of bankruptcy proceedings against these companies in the fourth quarter of 2013-first half of 2014. Revenues from sales to the related metallurgical plants and Metallurg-Trust amounted to 2.9% of our steel segment sales in 2014. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

The majority of our steel segment export sales are made to end users in non-sanctioned countries on a CFR and CPT basis. The remainder of our steel products is exported to independent distributors and traders on an FOB basis. We refer to such sales as “indirect sales.” Contracts with distributors and traders generally specify certain ports to which we must deliver our products. The distributors and traders take delivery of our products at these locations, and further on-sell the products to other distributors or end users. When these distributors take delivery of our products, we are provided in certain instances with documentation showing the further destination of our products. In case of indirect sales, we do not have control over the final destination of our products, contractually or otherwise.

Based on such documentation, we are aware that certain of our products are sold into and can be re-sold to countries that are subject to international trade restrictions or economic embargoes that prohibit and/or materially restrict certain persons (for instance, U.S. incorporated entities and U.S. citizens or residents) from engaging in commercial, financial or trade transactions with such countries, including Iran, Syria and Belarus (the “Sanctioned Countries”). We estimate that approximately 0.5% of our total sales in 2014 were sold in Belarus, of which 0.3% were indirect sales by independent distributors and traders to other distributors or end users and 0.2% were direct sales to end users.

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

The following table sets forth information on our domestic and export sales of our primary steel segment product categories for the periods indicated. We define exports as sales by our Russian and foreign subsidiaries to customers located outside their respective countries. We define domestic sales as sales by our Russian and foreign subsidiaries to customers located within their respective countries. See note 25 to the consolidated financial statements.

Product	2014	2013	2012
	(In millions of U.S. dollars, except for percentages)
Pig Iron	82.2	69.1	110.1
Domestic Sales	52.3%	83.0%	46.2%
Export	47.7%	17.0%	53.8%
Semi-Finished Steel Products	78.4	443.9	1,175.5
Domestic Sales	47.4%	24.0%	27.5%
Export	52.6%	76.0%	72.5%
Long Steel Products	1,879.8	2,447.0	2,860.7
Domestic Sales	82.3%	85.2%	83.3%
Export	17.7%	14.8%	16.7%
Flat Steel Products	383.5	524.2	636.1
Domestic Sales	86.7%	89.8%	87.6%
Export	13.3%	10.2%	12.4%
Forgings	116.9	156.2	152.9
Domestic Sales	75.4%	77.0%	83.7%
Export	24.6%	23.0%	16.3%
Stampings	196.9	250.2	289.7
Domestic Sales	93.6%	93.9%	93.7%
Export	6.4%	6.1%	6.3%
Wire Products	592.7	760.1	889.0
Domestic Sales	85.0%	85.2%	80.7%
Export	15.0%	14.8%	19.3%
Steel Pipes	89.9	182.5	261.0
Domestic Sales	91.7%	96.7%	96.1%
Export	8.3%	3.3%	3.9%
Ferrosilicon	71.2	77.0	65.6
Domestic Sales	55.8%	57.0%	80.9%
Export	44.2%	43.0%	19.1%
Other	152.3	221.9	412.0
Domestic Sales	93.7%	93.4%	99.0%
Export	6.3%	6.6%	1.0%

Total	3,643.8	5,132.1	6,852.6

Domestic Sales	82.4%	80.9%	75.0%
Export	17.6%	19.1%	25.0%

The end users of our steel products vary. Our rebar is principally used in the construction industry. The main end users of our wire rod are construction companies and hardware production works. Our other long steel products are used in various moving parts manufactured by the automotive, engineering, pipe and construction industries. Our flat steel products are used in the construction (covers, floor plates) and pipe industries. Our forgings and stampings are primarily used in the engineering and pipe industries. The main end users of our wire products are the construction, mining, engineering and other industries.

The following table sets forth by percentage a breakdown of our shipment volumes of all steel products produced in Russia by industry sector within the Russian market in 2014.

Use by Industry	Construction	Metals Trading	Ferrous Metallurgy	Engineering and Metalworking	Vehicles Manufacturing	Railways Construction and Repair	Other Industries(1)
Semi-Finished Steel Products	0.0%	0.3%	99.6%	0.0%	0.1%	0.0%	0.0%
Long Steel Products	37.1%	28.1%	9.5%	7.3%	2.5%	0.1%	15.4%
Flat Steel Products	13.4%	38.5%	20.8%	7.6%	4.2%	0.0%	15.5%
Forgings	0.0%	53.3%	27.5%	17.6%	1.6%	0.0%	0.0%
Stampings	0.0%	4.7%	0.0%	11.8%	83.4%	0.0%	0.1%
Wire Products	59.1%	25.5%	3.7%	2.5%	0.4%	0.0%	8.8%
Steel Pipes	22.0%	38.3%	12.2%	5.7%	2.2%	2.9%	16.7%

(1)	Including mining and power industries and consumer goods sector.

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

In 2014, most of our production facilities handled their domestic sales independently, and our export sales were marketed through Mechel Trading and Mechel Service Global.

Domestic sales

Our Russian steel production facilities Chelyabinsk Metallurgical Plant, Izhstal and Urals Stampings Plant are located in large industrial areas and have long-standing relationships with local wholesale customers. Mechel Service, a Russian subsidiary of Mechel Service Global, has 55 storage sites in 38 cities throughout Russia to serve our end users, which helps us to establish long-standing customer relationships by virtue of proximity to both production facilities and customers. Mechel Service had 1,256 employees as of December 31, 2014.

Ferrosilicon sales are conducted directly by our Bratsk Ferroalloy Plant. We supply ferrosilicon to the Russian market under annual contracts with monthly adjustment of prices and volumes. Price adjustments are based on the domestic spot market prices.

Export sales

Most of the exports in our steel segment are made to end users in non-sanctioned countries, with the rest sold to independent distributors and traders, which then resell our products to end users. Our export sales are carried out by our Swiss subsidiary Mechel Trading.

Our production facilities supply high-quality rolled steel products to the subsidiaries of Mechel Service Global in Western Europe either directly, or through the logistics center in the Port of Antwerp. Our logistics center in the Port of Antwerp also allows us to sell high-quality rolled steel products to manufacturing and service companies on a walk-in basis.

In 2014, ferrosilicon sales outside of Russia were principally to Japan. Deliveries to Japanese customers were carried out on CIF delivery terms (including transportation by railway, handling in ports of Nakhodka, Vladivostok and Vostochny and use major container lines to major Japanese ports and insurance). We mostly sell ferrosilicon on a spot basis.

Distribution

Rail transportation is used for most shipments from our production facilities and warehouses to our end customers, wholesale warehouses or seaports.

Market share and competition

In our core export markets, we primarily compete with other Russian producers, as well as producers from Ukraine, Belarus and China. The leading global steel manufacturers have been increasingly focused on value-added and higher-priced products. The principal competitive factors include price, distribution, product quality, product range and customer service.

In the Russian market, we compete on the basis of price and quality of steel products, their added value, product range and service, technological innovation and proximity to customers. The Russian steel industry is characterized by a relatively high concentration of production, with the six largest integrated steel producers, including ourselves, accounting for 81.8% of overall domestic crude steel output in 2014, according to Metal Expert.

The following is a brief description of Russia’s five largest steel producers excluding ourselves:

•	Novolipetsk Steel OAO (“NLMK”) is Russia’s largest steel manufacturer by volume, accounting for 20.7% of the volume of Russian commodity steel production in 2014. NLMK produces flat products (hot-rolled and cold-rolled), galvanized products and slabs, as well as long products. The company’s production facilities are located in Lipetsk (NLMK), in the Sverdlovsk region (long products producer NSMMZ and wire products producer NLMK-Metalware) and in the Kaluga region (long products producer NLMK-Kaluga). NLMK exported 58.0% of its steel products in 2014. Domestically, NLMK’s largest customers are in the construction and oil and gas industries, followed by companies in the automotive sector. NLMK also controls iron ore producer Stoilensky GOK and coke producer Altai-Koks.

•	Magnitogorsk Iron & Steel Works OAO (“MMK”) is Russia’s second largest steel manufacturer by volume, accounting for 18.0% of the volume of Russian commodity steel products output (including long products, flat products and semi-finished products) in 2014. MMK’s product mix is comprised mostly of flat products, which accounted for 84.3% of its commercial steel products output (including semis) in 2014. Domestically, MMK controls a significant portion of the supplies to the oil and gas and automotive sectors. MMK exported 27.9% of its output in 2014. Its production facilities are located in Magnitogorsk in the southern Urals. MMK also controls coking coal producer Belon OAO.

•	EVRAZ plc (“EVRAZ”), which includes Russian steel producers EVRAZ NTMK and EVRAZ ZSMK, is Russia’s third largest steel manufacturer by volume on a consolidated basis, accounting for 16.1% of Russia’s total commodity steel products output in 2014. EVRAZ focuses on the production of long products, including rebar, wire rod and profiled rolled products (such as rails, beams, channels and angles). EVRAZ exported 51.5% of its output in 2014. EVRAZ also controls iron ore producers EVRAZ KGOK, Evrazruda and EVRAZ Sukha Balka, as well as coking coal producers Yuzhkuzbassugol Coal Company OAO and Raspadskaya OAO.

•	Severstal OAO (“Severstal”) had a 15.3% share by volume of Russian commodity steel products output in 2014. The company specializes in flat products which constitute a significant part of its production. Severstal is the second-leading producer of flat products, accounting for 28.6% of Russia’s total flat products output in 2014. Domestic sales of flat products accounted for 64.8% of Severstal’s output in 2014, with the oil and gas industry and automotive sector as its leading customers. Severstal controls coal producer VorkutaUgol and iron ore producers Karelsky Okatysh and Olenegorsky GOK, which satisfy a portion of Severstal’s coking coal and iron ore requirements. Severstal also controls Long Product Mill Balakovo.

•	Metalloinvest Holding Company OAO (“Metalloinvest”), whose Russian assets consist of Oskolsky Electric Metallurgical Works OAO (“OEMK”) and Ural Steel OAO, had a 5.5% share of Russian commodity steel products output in 2014. OEMK produces long products only, and Ural Steel produces both long and flat products. Metalloinvest exported 63.3% of its commodity steel production in 2014. The company’s production facilities are located in the Central and Urals federal districts of Russia. Metalloinvest also controls Russia’s largest iron ore and pellets production facilities Lebedinsky GOK OAO and Mikhailovsky GOK OAO.

Source: Company websites; Metal Expert.

These six companies, including ourselves, can be divided into two groups by product type. MMK, Severstal and NLMK focus mainly on flat products, while we, EVRAZ and Metalloinvest produce primarily long products. Mechel is the third largest and most comprehensive producer of special steel and alloys in Russia, and accounted for 15.8% of total Russian special steel output by volume in 2014, according to Chermet and Metal Expert. We are also the second largest producer of long steel products (excluding square billets) in Russia by volume, with significant market shares in both regular long steel products and special steel long products, according to Metal Expert.

In the Russian non-special steel long products category, our primary products and our market position by production volume in 2014 were as follows, according to Metal Expert:

•	Reinforcement bars (“rebar”) — In rebar, we compete in the 6-40 millimeters range. In 2014, the largest domestic rebar producers were NLMK (20.7%), EVRAZ (19.7%), Mechel (17.6%), Severstal (10.0%) and MMK (6.3%).

•	Wire rod — There were five major producers of wire rod in Russia in 2014: Mechel (32.7%), MMK (19.3%), NLMK (16.8%), EVRAZ (16.7%) and Severstal (14.5%).

OEMK, an EAF steel mill specializing in carbon and special steel long products and our nearest special steel competitor, is located in the southwest of Russia and serves customers in the pipe, engineering and ball-bearing industries.

According to Metal Expert and Chermet, we were one of the leading producers in Russia of special steel long products (bearing, tool, high-speed and stainless long steel) in 2014, producing 9.4% of the total Russian output by volume, and we held significant shares of Russian production volumes in 2014 of stainless long products (13.4%), tool steel (28.7%) and high-speed steel (43.9%).

The following tables set forth additional information regarding our 2014 market shares in Russia for various categories of steel products.

All long products (excluding square billets)

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
EVRAZ plc	5,785	30.4%
Mechel OAO	3,008	15.8%
NLMK OAO	2,316	12.2%
MMK OAO	1,829	9.6%
Severstal OAO	1,597	8.4%
Metalloinvest OAO	723	3.8%
Other	3,797	19.8%

Total	19,055	100.0%

Source: Metal Expert.

Long products — Wire rod(1)

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel OAO	868	32.6%
MMK OAO	513	19.3%
NLMK OAO	446	16.8%
EVRAZ plc	443	16.7%
Severstal OAO	389	14.6%

Total	2,659	100.0%

Source: Metal Expert.

(1)	Including wire rod further processed into wire and other products within the same holding company.

Long products — Rebar

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
NLMK OAO	1,871	20.7%
EVRAZ plc	1,785	19.7%
Mechel OAO	1,590	17.6%
Severstal OAO	907	10.0%
MMK OAO	565	6.3%
Other	2,327	25.7%

Total	9,045	100.0%

Source: Metal Expert.

Flat stainless steel

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel OAO	17.7	54.1%
VMZ Red October	11.7	35.8%
Other	3.3	10.1%

Total	32.7	100.0%

Source: Metal Expert.

Wire products

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel OAO	624.1	28.8%
MMK-Metiz OAO	517.0	23.8%
Severstal-Metiz OAO	486.6	22.4%
NLMK-Metalware OOO	331.5	15.3%
EVRAZ plc	210.4	9.7%

Total	2,169.6	100.0%

Source:	Metal Expert.

Wire products — Spring wire

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel OAO	51.8	61.8%
Severstal-Metiz OAO	27.5	32.8%
MMK-Metiz OAO	4.5	5.4%

Total	83.8	100.0%

Source: Metal Expert.

Wire products — High-tensile wire

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Severstal-Metiz OAO	49.9	50.8%
Mechel OAO	43.2	43.9%
MMK-Metiz OAO	5.2	5.3%

Total	98.3	100.0%

Source: Metal Expert.

According to Metal Expert, Mechel is the third largest Russian producer of ferrosilicon by volume. In 2014, we had a 13.6% market share by volume of Russian ferrosilicon production.

Following is a brief description of Russia’s other largest ferrosilicon producers, according to Metal Expert and the companies’ data:

•	Kuznetsk Ferroalloys OAO (“Kuznetsk Ferroalloys”) is the largest Russian ferrosilicon producer, with a 43.8% market share by production volume in 2014. It controls Yurginsk Ferroalloys Plant OAO. Kuznetsk Ferroalloys produces microsilica and quartzite. It is primarily export-oriented, having exported 94.9% of its ferrosilicon production volume in 2014.

•	Chelyabinsk Electro-Metallurgical Plant OAO (“ChEMK”) is the second largest Russian ferrosilicon producer, with a 21.8% market share by production volume in 2014. In addition it produces ferrochrome, silicomanganese and silicocalcium. ChEMK exports most of its production. In 2014, it exported 64.0% by volume of its ferrosilicon production.

The following table sets forth additional information regarding our 2014 ferrosilicon market share in Russia.

Manufacturer	Region	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Kuznetsk Ferroalloys OAO	Kemerovo	286.3	43.8%
Chelyabinsk Electro-Metallurgical Plant OAO	Chelyabinsk	142.4	21.8%
Bratsk Ferroalloy Plant OOO	Irkutsk	88.9	13.6%
Yurginsk Ferroalloys Plant OAO	Kemerovo	81.0	12.4%
Serov Ferroalloys Plant OAO	Sverdlovsk	31.8	4.9%
Novolipetsk Steel OAO	Lipetsk	23.2	3.5%

Total		653.6	100.0%

Source: Metal Expert.

Raw materials

The principal raw materials we use in pig iron production are iron ore products (sinter of our own production and purchased oxidized pellets), coke and limestone. Pig iron is made in blast furnaces. For sinter production we use iron ore concentrate. Iron ore concentrate is converted into sinter at Chelyabinsk Metallurgical Plant. In 2014, our steel-making operations used 6.3 million tonnes of iron ore feed, approximately 15% in the form of pellets and 85% in the form of sinter, and we internally sourced approximately 31% of our total iron ore concentrate requirements during this period. Korshunov Mining Plant supplied our steel segment with 1.9 million tonnes of iron ore concentrate in 2014. In 2014, we purchased most of the remaining part of our iron ore feed from Russian suppliers such as Kachkanarsky GOK, Kovdorsky GOK, Vysokogorsky GOK and Bakalskoye Rudoupravlenie, as well as Kazakh suppliers such as Sokolov-Sarbai Mining Production Association under monthly, quarterly and annual contracts on market terms.

We process coking coal concentrate into coke at Mechel Coke and Moscow Coke and Gas Plant. In 2014, our production facilities used 4.3 million tonnes of coking coal concentrate (including 3.3 million tonnes used by Mechel Coke and 1.0 million tonnes used by Moscow Coke and Gas Plant), and 57% of total usage was sourced internally. Coke is used both in pig iron production at Chelyabinsk Metallurgical Plant and in ferrosilicon production at Bratsk Ferroalloy Plant. In 2014, we produced and internally used approximately 2.2 million tonnes of coke as well as produced and sold another approximately 0.4 million tonnes of coke to third parties.

We internally source all of our limestone requirements from our Pugachevsky Open Pit. In 2014, we supplied approximately 802.4 thousand tonnes of limestone to our steel production facilities.

We produce 88% of steel in basic oxygen furnaces. In steel-making, scrap is used in the composition of feedstock, and we are approximately 44% self-sufficient in this raw material, which amounts to 394.8 thousand tonnes of scrap, sourcing the balance from various scrap traders. We generate our scrap supply through, among others, Mechel Vtormet, our scrap metal processing company.

In 2014, we used nickel sourced from Ufaleynickel and Normetimpeks ZAO in the production of stainless and other special steels. In 2014, our production facilities used 2.6 thousand tonnes of nickel.

In 2014, our production facilities used 29.1 thousand tonnes of ferrosilicon (including 27.2 thousand tonnes at Chelyabinsk Metallurgical Plant, 0.4 thousand tonnes at the Chelyabinsk branch of Urals Stampings Plant and 1.5 thousand tonnes at Izhstal), all of which was supplied by Bratsk Ferroalloy Plant.

Steel-making requires significant amounts of electricity to power EAFs, ladle furnaces and rolling mills and to produce sinter. In 2014, our steel operations consumed approximately 3.5 billion kWh of electricity, of which approximately 1.9 billion kWh was used at Chelyabinsk Metallurgical Plant. Chelyabinsk Metallurgical Plant, Moscow Coke and Gas Plant and Urals Stampings Plant have power co-generation facilities, which are operated by Mechel Energo. In 2014, these facilities produced 1.3 billion kWh of electricity, yielding approximately 26% self-sufficiency overall for our group, which consumed 4.8 billion kWh of electricity in 2014. The balance was purchased in the wholesale and retail electricity markets. Aside from Southern Kuzbass Power Plant, which ran on steam coal in 2014, our power-generating facilities work on blast furnace and coke gas, which are by-products of our steel-making operations, and natural gas, which we purchase from Novatek and Gazprom. In 2014, we consumed 2,058.0 million cubic meters of blast furnace gas, 594.2 million cubic meters of coke gas and 949.4 million cubic meters of natural gas. In 2014, Southern Kuzbass Power Plant consumed 1.5 million tonnes of steam coal sourced mostly from our own coal mining assets.

Large amounts of water are also required in the production of steel. Water serves as a re-solvent, accelerator and washing agent. Water is used to cool equipment components, to carry away waste, to help produce and distribute heat and power and to dilute liquids. One of the principal sources of water is rivers, and many of our production facilities recirculate a portion of water used for their production needs. For example, Chelyabinsk Metallurgical Plant sources 88.9% of its water needs from recirculated water and the rest from a local river. Izhstal sources 80.5% of its water needs from recirculated water, 9.3% from recycled water and the rest from a storage reservoir. Beloretsk Metallurgical Plant sources 74.0% of its water needs from recirculated and recycled water and the rest from a storage reservoir and a local river.

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

Trade restrictions

Trade restrictions in the form of tariffs and duties are widespread in the steel industry. However, we are less exposed than most other Russian steel producers to these trade restrictions as restrictions on Russian exports have mainly been directed against flat products, whereas most of our exports consist of semi-finished products and long products. In addition, the abolition by the Russian government of steel export duties in 2002 has also effectively improved exports of Russian steel. In the future the Russian government may restore export duties on steel products and may also impose export duties on some raw materials, such as coal and iron ore concentrate.

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

Silicate Nickel Ore and Quartzite Production

Silicate nickel ore production

Through our acquisition of Oriel Resources in April-October 2008, we acquired a 90% interest in the Shevchenko nickel project (“Shevchenko”), located in northwestern Kazakhstan. In January 2009, we acquired the remaining 10% interest in Shevchenko, giving us a 100% interest.

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

Quartzite production

We hold the subsoil license for the Uvatskoye deposit of quartzite and quartzite sandstones, a raw material used for ferrosilicon production. The deposit is accessible by unpaved road and located 20 kilometers southwest of Nizhneudinsk in the Irkutsk region. In 2011, we conducted successful technological tests of an experimental batch of quartzite for smelting of ferrosilicon. We completed the exploration of the alluvial part of the southern area of the Uvatskoye deposit and applied to the Department for Subsoil Use for the Irkutsk region (“Irkutsknedra”) with a plan for the pilot commercial development of the alluvial part of the southern area. Irkutsknedra agreed the plan and recommended further geologic exploration within the entire license area of the Uvatskoye deposit. In 2012, drilling and sampling activities were conducted. Since 2013, we have been carrying out the pilot commercial development of the alluvial part of the southern area of the Uvatskoye deposit, with a view to develop the processing methods and technical and economic parameters of the deposit. Currently, in order to determine the qualitative characteristics of the mineral, laboratory studies of selected cores of the bedrock of the deposit are being conducted. We also continue the exploration of the other two areas of the Uvatskoye deposit. In light of the above, we are not able to state the amount of proven reserves for the Uvatskoye quartzite deposit.

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

The following table sets out total volumes of electricity production by our power segment.

	2014	2013	2012
	(In million kWh)
Electricity	3,682.1	3,972.3	4,272.6

Southern Kuzbass Power Plant

The Southern Kuzbass Power Plant is located in Kaltan in the Kemerovo region, which is in the southern part of Russia’s coal-rich Kuzbass district. It has a total installed capacity of 554 MW and installed heat capacity of 506 Gcal/h. In 2014, the plant generated 2,100.2 million kWh of electricity and 710.8 thousand Gcal of heat energy. We acquired Southern Kuzbass Power Plant in 2007.

The Southern Kuzbass Power Plant uses steam coal as fuel, which is supplied to it from local sources, including our Southern Kuzbass Coal Company. In 2014, it consumed 1.2 million tonnes of steam coal sourced from Southern Kuzbass Coal Company.

The generation facilities of the Southern Kuzbass Power Plant are listed below:

Generation Unit No.	Year of Manufacture	Month and Year of Commissioning at Southern Kuzbass Power Plant	Installed Capacity (MW)	Electricity Production in 2014 (million kWh)
VK-50-2 LMZ	1950	April 1951	53	52.7
VK-50-2 LMZ	1950	November 1951	53	4.1
VK-50-2 LMZ	1950	August 1952	53	134.4
VK-50-2 LMZ	1952	February 1953	53	98.4
T-115-8,8 LMZ	1996	December 2003	113	598.3
T-88/106-90 LMZ	1953	July 1954	88	602.3
VK-50-2 LMZ	1954	December 1954	53	39.6
T-88/106-90 LMZ	1953	September 1956	88	570.4

Total			554	2,100.2

The plant sells electricity and capacity on the wholesale market only, as well as heat energy directly to consumers. In Russia it is common for thermal power plants to produce and sell heat energy, sometimes in the form of industrial steam and sometimes in the form of hot water, for business and residential heating and household use, which is distributed in towns and cities by a network of hot water distribution pipes. Southern Kuzbass Power Plant’s heat energy is distributed at regulated prices in the form of hot water in the cities of Kaltan, Osinniki and Mezhdurechensk.

Kuzbass Power Sales Company

Kuzbass Power Sales Company is the largest power distribution company in the Kemerovo region. Its marketed power volume in 2014 amounted to 10.9 billion kWh. We acquired Kuzbass Power Sales Company in

2007. The addition of Kuzbass Power Sales Company, along with Southern Kuzbass Power Plant, allows us to improve the utilization of our existing power co-generation capabilities and provides a base for growth in the power industry.

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

Mechel Energo

Mechel Energo’s core activity is the generation and sale of electricity, capacity and heat energy in the form of hot water and steam. In addition, it coordinates the supply of energy to our production facilities. The company has a separate business unit in Izhevsk, as well as branches in Chelyabinsk (including production department in Chebarkul), Beloretsk and Vidnoye. Mechel Energo also performs the functions of the sole executive body of its subsidiary Southern Kuzbass Power Plant.

Mechel Energo supplies heat energy (in the form of hot water and steam) at regulated prices to its consumers, including residential consumers and commercial customers, in the cities of Vidnoye, Chelyabinsk, Chebarkul, Beloretsk and Izhevsk.

Mechel Energo has co-generation facilities and operates using mainly blast furnace gas and coke gas, which is a by-product of steel-making, and natural gas, which we purchase from Novatek and Gazprom.

Mechel Energo’s sales amounted to 5.2 billion kWh of electricity and 4.1 million Gcal of heat energy in 2014.

Capital Investment Program

We continually review our capital investment program in light of our cash flow, liquidity position, results of operations and market conditions. In light of the above factors, we may adjust our capital investment program. Our planned capital expenditures for 2015 are approximately 61% greater than our capital expenditures in 2014 due to Vnesheconombank’s project financing for the development of the Elga coal deposit. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We will require a significant amount of cash to fund our capital investment program.”

Our capital investment program includes capital spending of up to $2.2 billion for 2015-2017. Our capital investment program is primarily targeted at expanding the mining segment and increasing the efficiency of the steel segment and includes, among others, investments of approximately $2.0 billion in mining and approximately $189.8 million in steel. However, our ability to fully realize our capital investment program is constrained by our ability to generate cash flow, obtain additional financing and refinance or restructure existing indebtedness. We may be limited in our ability to obtain financing on a project finance basis which may impose further restrictions on the operations of the project or require the economic returns of the project to be shared with investors or lenders.

In the mining segment, we expect to direct approximately $1.7 billion to the development of the Elga coal deposit in 2015-2017. We will invest approximately $69.7 million in 2015-2017 for increasing coal production at Sibirginskaya Underground which is part of Southern Kuzbass Coal Company.

The steel segment projects are targeted at expanding the share of high value-added products which we produce, while maintaining existing output, and are mainly focused on Chelyabinsk Metallurgical Plant. The main project, initiated in 2008, is the construction of a universal rail and structural rolling mill with a capacity of 1.1 million tonnes, which allows us to reduce the proportion of lower-value semi-finished products sales by increasing the production of high-quality rolled steel products and rails. The universal rail and structural rolling mill was launched in July 2013.

The table below sets forth the major items of our capital expenditures by segment and facility for 2015-2017 (including cumulatively the expenditures made since the launch of the relevant project):

	Planned Increase in Capacity and/or Other Improvement	Approximate Total Planned Expenditures(1)	Year of Project Launch	Estimated Year of Completion
	(In millions of U.S. dollars)
Mining Segment
Maintenance expenditures	Maintaining current coal and iron ore mining and coal and iron ore concentrate production	109	2015	2017
Elgaugol
Construction of a rail line to the Elga coal deposit and the development of the Elga coal deposit	Providing access to and the development of the coal deposit with increase of production capacity to 11.7 million tonnes per annum	3,777	2009	2017
Southern Kuzbass Coal Company
Increase of coal production at Sibirginskaya Underground	Increase production output to 2.4 million tonnes per annum	199	2009	2017

Steel Segment
Maintenance expenditures	Maintaining current output capacity	35	2015	2017
Chelyabinsk Metallurgical Plant
Construction of rolling facilities in blooming building	Introducing new types of rolled products for construction industry with a design capacity of 1.1 million tonnes per annum	733	2009	2016
Reconstruction of oxygen-converter production	Increase of cast weight to 152 tonnes	131	2009	2017

Power segment
Maintenance expenditures	Maintaining current output capacity	14	2015	2017

Transport division
Maintenance expenditures	Maintaining current output capacity	8	2015	2017

Port Posiet
Technical modernization of Port Posiet	Increase of cargo-handling capacity to 9.0 million tonnes per annum	132	2009	2017

Other
Mechel Materials
Construction of grinding-mixing complex for Portland cement and Portland blast-furnace slag cement production	Design capacity of 1.6 million tonnes of Portland cement per annum	169	2009	2015

(1)	We estimate that approximately $159.2 million of planned expenditures were spent on the aforementioned projects in 2014. In 2014, we spent $223.6 million in total on capital expenditures.

Research and Development

We maintain research programs at the corporate level and at certain of our business units to carry out research and applied technology development activities. At the corporate level, we have a Department of Metallurgical Production Technology Development at Mechel-Steel Management (two employees) and a Production and Technical Department at Mechel Mining Management (12 employees). In December 2008, we established Mechel Engineering with a headcount of 344 employees to carry out design and engineering works to increase the efficiency of our mining business. Mechel Engineering has a head office in Novosibirsk and two offices in Russia’s regions. Geological services provided by Mechel Engineering include: (1) geological survey work related to prospecting and developing minerals and coal deposits; (2) hydrogeological survey work; (3) monitoring of geological environment; (4) preparation of geological materials for feasibility studies and preparation of geological reports with reserves estimation; (5) test drilling (methane drainage borehole); and (6) computer simulation of coal and ore deposits.

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

Our research and development expenses in the years ended December 31, 2014, 2013 and 2012 were not significant.

Insurance

Most of our Russian production facilities have no comprehensive insurance coverage against the risks associated with the business in which we operate, other than insurance required under Russian law, existing collective agreements, loan agreements or other undertakings. Our Russian facilities have a number of compulsory insurance policies: liability of the owner of a hazardous facility for injury in an accident at a hazardous facility, third-party liability motor vehicle insurance and other forms of insurance. Some of our facilities provide their workers with medical insurance and accident and health insurance in accordance with existing collective bargaining agreements. In addition, most of our Russian facilities have voluntary motor vehicle insurance, and some of our facilities have cargo insurance, property insurance (real property and machinery) and certain types of third-party liability insurance.

Some of our international production facilities are not covered by comprehensive insurance typical for such operations in Western countries. However, they all have the compulsory insurance coverage required under the law of their respective jurisdictions: motor vehicle liability insurance, pollution liability insurance, employer liability, etc. Furthermore, some of our international facilities carry insurance coverage for their property (real property and machinery, inventory, motor vehicle), liability (third-party liability, professional and product liability), cargo (including freight insurance), accounts receivable, as well as medical insurance and accident insurance for their workers.

Environmental Protection

Similar to other companies operating in the industries in which we operate, our activities may have an adverse impact on the environment due to emission of coal and coke dust and other pollutants and hazardous materials into the atmosphere, discharge of polluted waste water into the environment and generation of waste and hazardous materials that need to be disposed of or reused without serious damage to the environment.

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

We have been developing and implementing environmental programs at all of our mining, steel and power subsidiaries. Such programs include measures to enforce our adherence to the requirements and limits imposed on air and water pollution, as well as disposal of industrial waste, introduction of environmentally friendly industrial technologies, the construction of purification and filtering facilities, the repair and reconstruction of industrial water supply systems, the installation of metering systems, reforestation and the recycling of water and industrial waste.

Regulatory Matters

Licensing of Operations in Russia

We are required to obtain numerous licenses, authorizations and permits from Russian governmental authorities for our operations. Some of our companies need to obtain licenses, authorizations and permits to carry out their activities, including, among other things, for:

•	the use of subsoil, which is described in more detail in “— Subsoil Licensing in Russia” below;

•	the use of water resources;

•	the emission and discharge of pollutants into the environment;

•	the handling of waste of a I-IV hazard class;

•	the handling of industrial explosives;

•	operation of explosive and fire and chemically hazardous production facilities of a I-III hazard class;

•	fire control and security;

•	medical operations;

•	mine surveying;

•	loading and unloading operations relating to dangerous goods;

•	transportation activities; and

•	storage, processing and sale of scrap.

The Federal Law “On Licensing of Certain Types of Activities,” dated May 4, 2011, as amended (the “Licensing Law”), as well as other laws and regulations, sets forth the activities subject to licensing and establish procedures for issuing licenses.

Under the Licensing Law, generally, licenses may be issued for an indefinite term. Licenses for the use of natural resources may be issued for various periods. Upon the expiration of a license, it may be extended upon application by the licensee, provided the licensee is not in violation of the terms and conditions of the license and the relevant regulations.

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

Subsoil Licensing in Russia

In Russia, mining minerals requires a subsoil license from Rosnedra with respect to an identified mineral deposit. In addition to a subsoil license, a subsoil user needs to obtain rights (through ownership, lease or other right) to use a land plot covering the surface of the area where such licensed mineral deposit is located. In addition, as discussed above, operating permits are required with respect to specific mining activities.

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

Among different licenses required for mining minerals in Russia, the two major types of licenses are: (1) an exploration license, which is a non-exclusive license granting the right of geological exploration and assessment within the license area, and (2) an extraction license, which grants the licensee an exclusive right to produce minerals from the license area. In practice, many of the licenses are issued as combined licenses, which grant the right to explore and produce minerals from the license area. A subsoil license defines the license area in terms of latitude, longitude and depth. The subsoil user has the right to develop and use, including sell, mineral resources extracted from the license area for a specified period. The Russian Federation, however, retains ultimate state ownership of all subsoil mineral resources.

There are two major types of payments with respect to the extraction of minerals: (1) periodic payments for the use of subsoil under the Subsoil Law; and (2) the mineral extraction tax under the Russian Tax Code. Failure to make these payments could result in the suspension or termination of the subsoil license. The Subsoil Law-mandated payments are not material to our mining segment’s results of operations. For coal, the mineral extraction tax ranges from 11 to 57 rubles per tonne depending on the type of coal. For iron ore and for nickel, the mineral extraction tax is 4.8% and 8%, respectively. In 2014, mineral extraction taxes amounted to $25.0 million, which are included in the statement of income and comprehensive income as extraction related overheads.

Currently, extraction licenses and combined licenses are awarded by tender or auction conducted by special auction commissions of Rosnedra. While such tender or auction may involve a representative of the relevant region, the separate consent of regional authorities is generally not required in order to issue subsoil licenses. The winning bidder in a tender is selected on the basis of the submission of the most technically competent, financially attractive and environmentally sound proposal that meets published tender terms and conditions. At an auction, the success of a bid is determined by the attractiveness of the financial proposal. In limited circumstances, extraction licenses may also be issued without holding an auction or tender, for instance to holders of exploration licenses who discover mineral resource deposits through exploration work conducted at their own expense. Regional authorities may issue extraction licenses for “common” mineral resources, such as clay, sand or limestone.

Pursuant to the Subsoil Law, a subsoil plot is provided to a subsoil user as a “mining allotment,” i.e. a geometric block of subsoil. Preliminary mining allotment boundaries are determined at the time the license is issued. Following the development and approval of a technical plan in accordance with established procedure, documents defining the adjusted mining allotment boundaries are incorporated as an integral part into the license. Pursuant to Resolution No. 118 of the Government of the Russian Federation dated March 3, 2010, as amended, a special commission comprised of representatives from the Ministry of Natural Resources and Ecology, Rosnedra, Rosprirodnadzor, Rostekhnadzor and relevant local authorities approve development plans and other project documentation relating to the use of subsoil plots.

The term of the license is set forth in the license. Under the Subsoil Law, exploration licenses are generally issued for a term of up to five years and up to 10 years for geological surveys of internal sea waters, territorial sea waters or the continental shelf of the Russian Federation. In accordance with amendments to the Subsoil Law that entered into force in January 2014, exploration licenses with respect to subsoil plots partially or fully located in certain constituent entities of the Russian Federation can be issued for a term of up to seven years. Extraction licenses are issued for the term of the expected operational life of the field based on a feasibility study that provides for rational use and protection of the subsoil. In the event that a prior license with respect to a particular field is terminated early (for example, when a license is withdrawn due to non-usage of the licensed subsoil), an extraction license may have a one year term until a new licensee is determined, but is generally granted to another user for the term of the expected operational life of the field based on a feasibility study. Licensees are also allowed to apply for extensions of such licenses for the purposes of completing the exploration and development of the field, or remediation activities in the absence of violations of the terms and conditions of the license. The term of a subsoil license runs from the date the license is registered with Rosnedra.

Issuance of licenses

Subsoil licenses are issued by Rosnedra. Most of the currently existing extraction licenses owned by companies derive from: (1) pre-existing rights granted during the Soviet era and up to the enactment of the Subsoil Law to state-owned enterprises that were subsequently reorganized in the course of post-Soviet privatizations; or (2) tender or auction procedures held in the post-Soviet period. The Civil Code, the Subsoil Law and the Licensing Regulation contain the major requirements relating to tenders and auctions. The Subsoil Law allows extraction licenses to be issued without a tender or auction procedure only in limited circumstances, such as instances when a mineral deposit is discovered by the holder of an exploration license at its own expense during the exploration phase.

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

The factors that may, in practice, affect a company’s ability to obtain the approval of license amendments (including extensions) include: (1) its compliance with the license terms and conditions; (2) its management’s experience and expertise relating to subsoil issues; and (3) the relationship of its management with federal and/or local governmental authorities, as well as local governments. For a description of additional factors that may affect Russian companies’ ability to extend their licenses, see “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our business could be adversely affected if we fail to obtain or extend necessary subsoil licenses and permits or fail to comply with the terms of our subsoil licenses and permits.” See also “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation — Legal risks and uncertainties — Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we may be unable to realize our reserves, which could materially adversely affect our business, financial condition, results of operations and prospects” and “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation — Legal risks and uncertainties — Weaknesses relating to the Russian legal system and legislation create an uncertain investment climate.”

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

Under the Land Code, companies generally have ownership or lease rights with regard to land in the Russian Federation.

A majority of land plots in the Russian Federation is owned by federal, regional or municipal authorities who, through public auctions or tenders or through private negotiations, can sell, lease or grant other use rights to the land to third parties.

Companies may also have a right of perpetual use of land that was obtained prior to the enactment of the Land Code; however, the Federal Law “On Introduction of the Land Code,” dated October 25, 2001, as amended, with certain exceptions (such as for the land plots occupied with transportation, communications and utilities lines, for which companies may re-register the right of perpetual use until January 1, 2016), required companies using land pursuant to rights of perpetual use by July 1, 2012 either to purchase the land from, or to enter into a lease agreement relating to the land with, the relevant federal, regional or municipal authority acting as owner of the land. Failure to transfer the title by January 1, 2013 triggers administrative liability. In case of the lease, the companies can still purchase such land after July 1, 2012 provided that they have registered the lease relating to the land.

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

Since 2008, the Ministry of Natural Resources and Ecology has been working on significant amendments to the Environmental Protection Law and other regulations. These amendments were codified in the Federal Law No. 219-FZ, dated July 21, 2014, and are gradually coming into force starting from January 1, 2015. The purpose of the amendments is to strengthen liability for companies’ non-compliance with environmental laws and regulations, as well as to improve the distribution of functions among state environmental agencies at both the federal and regional levels.

The amendments, in particular, divide objects that have a negative impact on the environment into four categories depending on the degree of impact on the environment. The environmental protection requirements that apply differ depending on the relevant impact category and include environmental impact charges, permission documents and control procedures. The first category includes objects that have a significant negative impact on the environment (to which, therefore, the strictest environmental protection requirements apply) and the fourth category includes objects that have minimal environment impact. Among other things, the adopted amendments contemplate that starting from 2020 charges for environmental impact exceeding regulatory thresholds will increase. Furthermore, the liability for certain environmental violations has been enhanced recently, and the fines for certain environmental offenses, for example, in connection with violations of water use requirements, increased by 15 times the current amounts. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — More stringent environmental laws and regulations or more stringent enforcement or findings that we have violated environmental laws and regulations could result in higher compliance costs and significant fines and penalties, cleanup costs and compensatory damages, or require significant capital investment, or even result in the suspension of our operations, which could have a material adverse effect on our business, financial condition, results of operations and prospects.”

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

Fees for the emission/discharge per tonne of each contaminant into air and water and fees for waste disposal are established by governmental authorities. These fees are determined on a sliding scale for both the statutory standards and individually approved limits on emissions and discharges, as well as for pollution in excess of these limits: the lowest fees are imposed for pollution within the statutory standards, intermediate fees are imposed for pollution within the individually approved temporary limits (within limit fees; exceed the fees within the statutory standards by 5 times) and the highest fees are imposed for pollution exceeding such limits (above-limit fees; exceed the fees within the individually approved temporary limits by 5 times). Thus, above-limit fees exceed the fees within the statutory standards by 25 times. In accordance with recent amendments to the Environmental Protection Law, starting from 2020, environmental impact charges exceeding regulatory thresholds in certain cases will be increased by up to 100 times current fees as statutorily prescribed. Payment of above-limit fees does not relieve the company from the responsibility as provided by Russian law, as well as the development and implementation of environmental measures aimed at reducing the negative impact on the environment. In 2014, we incurred above-limit fees and penalties in Russia in the amount of approximately $5.0 million.

Environmental expert review

According to the Federal Law “On Environmental Expert Review” dated November 23, 1995, as amended (the “EER Law”), environmental expert review is a process of verifying compliance of business or operational documentation with environmental standards and technical regulations for the purpose of preventing a negative environmental impact of such business or operations. The EER Law provides for the main principles for conducting environmental expert review and for the type of documentation which is subject to such review.

In relation to our operating companies, all documentation underlying the issuance of some of our licenses is subject to environmental expert review.

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

The structure of environmental enforcement authorities described above was established in 2004. This structure was subjected to certain changes in 2008 and 2010. In particular, the Ministry of Natural Resources was transformed into the Ministry of Natural Resources and Ecology. In late 2010, this structure was further changed and the powers previously held by Rostekhnadzor in the field of environmental protection regarding the limitation of negative industrial impact, waste treatment and state environmental impact assessments were transferred to Rosprirodnadzor which is coordinated by the Ministry of Natural Resources and Ecology.

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

Reclamation

We conduct our reclamation activities for land damaged by production in accordance with the Basic Regulation on Land Reclamation, Removal, Preservation, and Rational Use of the Fertile Soil Layer, approved by Order No. 525/67 of December 22, 1995, of the Ministry of Natural Resources. In general, our reclamation activities involve both a technical stage and a biological stage. In the technical stage, we backfill the pits, grade and terrace mound slopes, level the surface of the mounds, and add clay rock on top for greater adaptability of young plants. In the biological stage, we plant conifers (pine, larch, cedar) on horizontal and gently sloping surfaces and shrubs and bushes to reinforce inclines. Russian environmental regulations do not require mines to achieve the approximate original contour of the property as is required, for example, in the United States. In 2014, we incurred reclamation costs in Russia of approximately $5.0 million.

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

The Safety Law provides for hazardous production facilities of four classes from class IV to class I, with class IV being less hazardous and class I being the most hazardous. The safety and compliance requirements set up by the Safety Law apply to each facility depending on their class of hazard. Each existing hazardous production facility was to be re-registered with the state register by January 1, 2014 and be assigned with a hazard class. We re-registered hazardous production facilities at our operations in accordance with the applicable law.

Any construction, reconstruction, liquidation or other activities in relation to regulated industrial sites is subject to a state industrial safety review. Any deviation from project documentation in the process of construction, reconstruction or liquidation of industrial sites is prohibited unless reviewed by a licensed expert organization and approved by Rostekhnadzor.

In addition, the Safety Law establishes an alternative form of industrial safety regulation that is based on risk assessment rather than prescriptions of obligatory requirements and standards imposed by Rostekhnadzor. A company that operates a hazardous production facility may develop a safety case, a document which describes that the facility has been designed and operated in a way to limit any risks of major accident. The Safety Law considers that in drafting the safety case, the relevant companies will be able to refer to specific safety arrangements and safety analyses as confirmation of having certain safety measures in place. To make these arrangements fully operational further changes will need to be introduced into relevant laws and regulations.

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

Investments resulting in a foreign investor or a group of entities obtaining control over a Strategic Company, or acquiring fixed assets of a Strategic Company representing 25% or more of its balance sheet value, require prior approval from state authorities. The procedure for issuing such consent will involve a special governmental commission on the control of foreign investments (the “Governmental Commission”), which was established by a government resolution dated July 6, 2008 as the body responsible for granting such consents, and the FAS, which is authorized to process applications for consent from foreign investors and to issue such consents based on the decisions of the Governmental Commission. “Control” for these purposes means an ability to determine, directly or indirectly, decisions taken by a Strategic Company, whether through voting at the general shareholders’ (or limited liability company interest-holders’) meeting of the Strategic Company, participating in the board of directors or management bodies of the Strategic Company, or acting as the external management organization of the Strategic Company or otherwise. Thus, generally, “control” will be deemed to exist if any foreign investor or a group of entities acquires more than 50% of the shares (or limited liability interests) of a Strategic Company, or if by virtue of a contract or ownership of securities with voting rights it is able to appoint more than 50% of the members of the board of directors or of the management board of a Strategic Company. However, there are special provisions for Strategic Companies involved in the exploration or extraction of natural resources on plots of federal importance (“Subsoil Strategic Companies”): a foreign investor or group of entities is considered to have control over a Subsoil Strategic Company when such foreign investor or group of entities holds directly or indirectly 25% or more of the voting shares of the Subsoil Strategic Company or holds the right to appoint its sole executive officer and/or 25% or more of its management board or has the unconditional right to elect 25% or more of its board of directors.

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

Any transfers of a stake, or certain rights, in a Strategic Company or in a Subsoil Strategic Company to foreign investors that are (i) companies controlled by the Russian Federation, the constituent entity of the Russian Federation or (ii) companies controlled by Russian nationals, provided that such Russian nationals are Russian tax residents and do not have dual nationality, will not require prior approval from the state authorities.

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

An employer may terminate an employment contract only on the basis of the specific grounds enumerated in the Labor Code, including, inter alia:

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

Salary

The minimum monthly salary in Russia, as established by federal law, is 5,965 rubles. Although the law requires that the minimum wage be at or above a minimum subsistence level, the current minimum wage is generally considered to be less than a minimum subsistence level.

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

Russian laws require that companies cooperate with trade unions and do not interfere with their activities. Trade unions and their officers enjoy certain guarantees as well, such as:

•	legal restrictions as to rendering redundant employees elected or appointed to the management of trade unions;

•	protection from disciplinary punishment or dismissal on the initiative of the employer without prior consent of the management of the trade union and, in certain circumstances, the consent of the relevant trade union association;

•	retention of job positions for those employees who stop working due to their election to the management of trade unions;

•	protection from dismissal for employees who previously served in the management of a trade union for two years after the termination of the office term, except where a company is liquidated or the employer is otherwise entitled to dismiss the employee; and

•	provision of necessary equipment, premises and vehicles by the employer for use by the trade union free of charge, if provided for by a collective contract or other agreement.

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

Pursuant to the Federal Law “On Specific Features of the Functioning of the Electricity Industry during the Transitional Period and on Introduction of Amendments into Certain Laws of the Russian Federation and Abolishing Certain Laws of the Russian Federation in connection with the Adoption of the Federal Law “On the Electricity Industry” No. 36-FZ dated March 26, 2003, as amended (the “Transitional Period Law”), companies and individuals, as well as affiliated entities operating within one wholesale market pricing zone, are prohibited from combining activities relating to electricity distribution and/or dispatching with electricity generation and/or sale, through simultaneously owning, or using on any other legal basis, assets which are directly used for electricity distribution and/or dispatching and assets which are directly used for electricity generation and/or sale.

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

Sales of electricity

The Russian electricity market consists of wholesale and retail electricity and capacity markets. The wholesale electricity and capacity market encompasses European territory of the Russian Federation, the Urals and Siberia and is divided into two pricing zones. The first pricing zone includes the European territory of the Russian Federation and the Urals and the second pricing zone includes Siberia. This market provides a framework for large-scale, often interregional, energy trades. The retail electricity market operates within all Russian regional territories and provides a framework for mid-scale and end-consumer energy trades. This market is regulated by the respective Regional Energy Committees (“RECs”).

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

Our Southern Kuzbass Power Plant delivers heat energy (in the form of hot water) at regulated prices to residential and commercial customers in the cities of Kaltan, Osinniki and Mezhdurechensk. Mechel Energo delivers heat energy (in the form of hot water and steam) at regulated prices to residential and commercial customers in the cities of Vidnoye, Chelyabinsk, Chebarkul, Beloretsk and Izhevsk.

E.U. REACH

On June 1, 2007, the European Union enacted regulations on registration, evaluation, authorization and restrictions of use of chemicals, known as REACH. The purpose of REACH is to ensure a high level of protection of human health and the environment, including the promotion of alternative methods of assessment of hazards of chemical substances.

REACH requires foreign manufacturers importing their chemical substances into the European Union, as well as E.U. manufacturers producing such substances in quantities of one tonne or more per year, to register these substances with the ECHA and provide the information about the registered substances usage and utilization to the competent authorities of the E.U. Member States and downstream users upon request. To comply with REACH requirements, we have created dedicated internal working groups, procured external consultants’ advice and budgeted for REACH procedures expenses. Prior to December 1, 2008, we pre-registered with the ECHA substantially all of the substances that we intended to export to or produce in the European Union. As a next step, we successfully registered with the ECHA the substances that we export to or produce in the European Union in an amount over 1,000 tonnes per year, and which are subject to REACH registration, namely: ferroalloys, coke-chemicals and pig iron exported to the European Union. This registration was completed prior to December  1, 2010 in compliance with the REACH implementation schedule.

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

In this Item 5, the term “domestic” describes sales by a subsidiary within the country where its operations are located. The term “export” describes cross-border sales by a subsidiary regardless of its location. See note 25 to the consolidated financial statements.

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

Business Structure

Segments

We have organized our businesses into three segments (see note 25 to the consolidated financial statements):

•	the mining segment, comprising the production and sale of coal (metallurgical and steam), coke and chemical products, iron ore and limestone, which supplies raw materials to our steel and power segments and also sells substantial amounts of raw materials to third parties, and includes logistical assets, such as our seaports on the Sea of Japan and on the Sea of Azov and our railway transportation assets;

•	the steel segment, comprising the production and sale of semi-finished steel products, long products of a wide range of steel grades, carbon and stainless flat products, high value-added metal products, including wire products, forgings and stampings, as well as ferrosilicon, and our river port on the Kama River, a tributary of the Volga River; and

•	the power segment, comprising power generating facilities, which supply electricity and heat energy to our mining and steel segments and also sells a portion of electricity and heat energy to third parties.

The table below sets forth by segments our key mining, steel and power subsidiaries, presented in chronological order by date of acquisition.

Name	Location of Assets	Product/Business	Date Control Acquired	Voting Interest(1)%
Mining Segment
Southern Kuzbass Coal Company	Russia	Coking coal, steam coal, anthracite and PCI	January 1999	96.6%
Tomusinsky Open Pit	Russia	Coking coal, steam coal	January 1999	64.3%
Korshunov Mining Plant	Russia	Iron ore concentrate	October 2003	90.0%
Port Posiet	Russia	Seaport: coal warehousing and transshipment	February 2004	97.1%
Mechel Coke	Russia	Coke and chemical products	June 2006	100.0%
Moscow Coke and Gas Plant	Russia	Coke and chemical products	October 2006	99.5%
Yakutugol	Russia	Coking coal, steam coal	October 2007	100.0%
Port Temryuk	Russia	Seaport: coal and metal transshipment	March 2008	100.0%
Mechel Bluestone Inc.(2)	United States	Coking coal, steam coal	May 2009	100.0%
Elgaugol	Russia	Coking coal, steam coal	August 2013	99.9%

Steel Segment
Chelyabinsk Metallurgical Plant	Russia	Semi-finished steel products, carbon and stainless long and flat steel products	December 2001	94.2%
Southern Urals Nickel Plant(2)	Russia	Ferronickel	December 2001	84.1%
Vyartsilya Metal Products Plant	Russia	Wire products	May 2002	93.3%
Beloretsk Metallurgical Plant	Russia	Long steel products, wire products	June 2002	91.5%

Name	Location of Assets	Product/Business	Date Control Acquired	Voting Interest(1)%
Urals Stampings Plant	Russia	Stampings and forgings	April 2003	93.8%
Mechel Nemunas	Lithuania	Wire products	October 2003	100.0%
Izhstal	Russia	Carbon and special steel long products and wire products	May 2004	90.0%
Port Kambarka	Russia	River port	April 2005	90.4%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	August 2007	100.0%
Donetsk Electrometallurgical Plant	Ukraine	Semi-finished steel products and rolled products	December 2011	100.0%

Power Segment
Southern Kuzbass Power Plant	Russia	Electricity generation	April 2007	98.3%
Kuzbass Power Sales Company	Russia	Electricity distribution	June 2007	72.1%

(1)	The percentages provided in this table are as of December 31, 2014. Some of our Russian subsidiaries have preferred shares outstanding that have voting rights commensurate with common shares if dividends on those shares have not been paid. We have calculated voting interests by including these preferred shares for subsidiaries where dividends have not been paid.
(2)	The results of operations of the entity are included in the consolidated financial statements as discontinued operations. See note 4(c) to the consolidated financial statements.

Intersegment sales

We are an integrated group with operations organized into mining, steel and power segments. Our group companies supply materials to other companies in the same reporting segment or different reporting segments. For example, for the year ended December 31, 2014:

•	The mining segment supplied approximately 31% of the steel segment’s iron ore concentrate requirements, 100% of the steel segment’s coke requirements and 93% of the power segment’s coal requirements;

•	The steel segment supplies wires, ropes, wire products and other metal products to the mining segment for use in its day-to-day operations; and

•	The power segment supplied approximately 26% of our group’s overall electricity requirements.

The prices at which we record these transfers are based on market prices, and these transactions are eliminated as intercompany transactions for the purposes of our consolidated financial statements. For the period-on-period discussion of the results of operations by segments, such transfers are included in segment revenues and cost of goods sold.

Recent acquisitions and disposals

Set out below are our key acquisitions and disposals during 2012-2014. For more detail see note 4 to the consolidated financial statements. See also “Item 3. Key Information — Recent Developments — Disposal of Bluestone” for a discussion of the disposal of Bluestone companies, which closed in February 2015. The financial and sales information for the periods presented herein may not be directly comparable from period to period due to these acquisitions and disposals.

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

Lomprom Rostov. Lomprom Rostov is a scrap collecting and processing company located in the Rostov region. We acquired 100% of Lomprom Rostov in November 2012 for $0.1 million in connection with the enforcement of collateral pledged under the Estar Loan Agreement. Prior to its acquisition, Lomprom Rostov was a related metallurgical plant. We disposed of 100% of Lomprom Rostov in July 2013 for $0.5 million. The results of operations of Lomprom Rostov are included in the consolidated financial statements as discontinued operations. See note 4(c) to the consolidated financial statements.

Port Vanino. On December 7, 2012, our subsidiary Mecheltrans won an auction to acquire 74,195 common shares (73.33% of the total common shares or 55% of the total shares) of Vanino Sea Trade Port OAO (“Port Vanino”) for the total consideration of 15.5 billion rubles (approximately $501.4 million as of the auction date). In January 2013, the shares were transferred to Mecheltrans. In January 2013, Mecheltrans further sold 72,780 of the acquired shares to several foreign investors and related party. In addition, in January 2013, Mecheltrans acquired 21,892 common shares (21.64% of the total common shares or 16.23% of the total shares) and 16,039 preferred shares (47.56% of the total preferred shares or 11.89% of the total shares) of Port Vanino from a minority shareholder. The aggregate consideration for the preferred shares was 275 million rubles (approximately $9.2 million as of the date of the agreement) and was fully paid. The aggregate consideration for the common shares was 4.77 billion rubles (approximately $158.8 million as of the date of the agreement) and was paid in October 2013. In October 2013, Mecheltrans sold 21,892 common shares (21.64% of the total common shares or 16.23% of the total shares) and 16,039 preferred shares (47.56% of the total preferred shares or 11.89% of the total shares) of Port Vanino to a third party foreign investor. The aggregate consideration for the shares was 5.04 billion rubles (approximately $157.8 million as of the date of the agreement) and was fully paid. By the end of December 2013, Mecheltrans sold the rest of its stake in Port Vanino, and presently, Mecheltrans has no shares of Port Vanino. Port Vanino is the largest seaport in Khabarovsk Krai, located in the Tatar Strait. Its infrastructure comprises sixteen berths, open and closed storehouses, cranes, cargo-handling equipment and other port facilities.

Southern Urals Nickel Plant. In December 2012, we suspended operations at Southern Urals Nickel Plant, which mined nickel ore and produced ferronickel. In July 2013, we made a decision to close the plant. The results of operations of Southern Urals Nickel Plant are included in the consolidated financial statements as discontinued operations. See note 4(c) to the consolidated financial statements.

Romanian steel companies. In February 2013, we disposed of our steel companies in Romania for an aggregate consideration of 230 Romanian lei in cash (approximately $100 as of the closing date of the transaction). The disposed of companies consisted of 100% of shares of Ductil Steel S.A., 86.6% of shares of Mechel Targoviste S.A., 86.6% of shares of Mechel Campia Turzii S.A., 100% of shares of Mechel East Europe Metallurgical Division S.R.L. and 100% of shares of Donau Commodities S.R.L., which held 90.9% of shares of Laminorul S.A. The disposal was in accordance with our revised strategy aimed at focusing on our key production lines and disposal of non-core businesses.

Toplofikatsia Rousse. In July 2013, we disposed of 100% of shares of Toplofikatsia Rousse, a power plant located on the bank of the Danube River in close proximity to the harbor of Rousse, Bulgaria. The consideration was $37.8 million. The results of operations of Toplofikatsia Rousse are included in the consolidated financial statements as discontinued operations. See note 4(c) to the consolidated financial statements.

Invicta Merchant Bar. In July 2013, we disposed of 100% of shares of Invicta Merchant Bar Ltd., a steel plant located in Queenborough, the United Kingdom. The total consideration was $1.7 million. The results of operations of Invicta Merchant Bar are included in the consolidated financial statements as discontinued operations. See note 4(c) to the consolidated financial statements.

Tikhvin Ferroalloy Plant and Voskhod Mining Plant. In December 2013, we disposed of 100% of shares in Tikhvin Ferroalloy Plant and Voskhod Mining Plant for a total cash consideration of $425 million. We had acquired these assets in 2008 as part of the Oriel Resources acquisition. Tikhvin Ferroalloy Plant is a ferrochrome producer located near St. Petersburg in Russia. Voskhod Mining Plant includes a chrome ore mine and a concentration plant located in Kazakhstan. The subsoil license for the Voskhod chrome ore deposit was sold together with Voskhod Mining Plant. The results of operations of these companies are included in the consolidated financial statements as discontinued operations. See note 4(c) to the consolidated financial statements.

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

Demand for steel, particularly long steel products in which we believe we are one of the most competitive producers in the Russian market, is closely tied to the construction industry in the markets in which we sell our products. The construction business in Russia, the principal market for our products, was severely impacted by the global financial crisis and the sharp economic slowdown in Russia. As a result of the critical role of steel in infrastructural and overall economic development, the steel industry tends to track macroeconomic factors such as GDP and industrial output.

Global real GDP grew by 2.4% in 2012, 2.5% in 2013 and 2.6% in 2014, according to the World Bank. According to Rosstat, Russia recorded GDP growth of 3.4% in 2012, 1.3% in 2013 and 0.6% in 2014. Although the beginning of 2012 demonstrated some optimism in our key markets, debt problems in Europe and slowing growth in China in the second half of 2012 resulted in weak demand and low prices. These trends continued through 2013. In 2014, world markets continued their slowdown amid slowing economic growth in China, the European debt crisis and geopolitical tensions and it is expected that in 2015 these trends will continue to have an adverse impact on world markets for our products. Prices for our products fluctuated depending on the level of demand in key consuming industries and supply and demand balance in our key markets. See “— Price trends for products.”

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

Consolidation trends in the steel and mining industries

The global financial crisis sharply slowed the pace of consolidation in the steel industry. Despite demand growth in 2012, 2013 and 2014, steel-making capacity still exceeds steel demand. There is now significant over-capacity in the global steel sector which is putting pressure on operators’ profitability. Future potential consolidation in the steel industry should enable steel producers to maintain more consistent performance through cycles in the steel industry by achieving greater efficiency and economies of scale.

The mining industry has been severely impacted by the decline in coal prices since the end of 2011. Prices have fallen by nearly three times in 2011-2014 while production decline has lagged. Profitability of coal producers has declined. Currently, major mining companies are scaling back acquisitions and looking to divest non-core and underperforming assets, some of which were acquired just several years ago. Diversified mining companies have corrected their strategy to focus on profitable operations and reduce their exposure to coal.

We, along with other Russian steel producers, tend to focus on vertical integration which ensures access to a stable supply of raw materials, particularly coking coal and iron ore. Our vertical integration helps us to better manage the effects of raw materials supply constraints and also provides us with an opportunity to capture higher margins in sales of our mining segment products to third parties.

Price trends for products

Coking coal and steam coal

In the first quarter of 2012, the contract price for premium hard coking coal was set at $235 per tonne, while spot prices declined from $219 per tonne (FOB Australia) in January to $210 per tonne (FOB Australia) in March due to sluggish demand, according to CRU. As a result, the contract price for the second quarter of 2012 was reduced to $210 per tonne. Nevertheless, industrial actions at BMA operated mines led to an increase in spot prices to $224 per tonne in June, and the contract price for third quarter was settled at $225 per tonne, according to CRU. In the third quarter of 2012, the spot market for hard coking coal became oversupplied and the price declined sharply to $140 per tonne (FOB Australia) in September. As a result, the contract price for the last quarter of 2012 was set at $170 per tonne, according to CRU. The supply-side has been forced to react to significantly lower prices and output reductions occurring in China, the United States and Australia. Furthermore, demand strengthened and spot prices increased to $157 per tonne (FOB Australia) in December 2012, according to CRU. In 2013, metallurgical coal market has been facing significant challenges. According to CRU, in the first quarter of 2013, contract prices fell to $165 (FOB Australia), and spot prices rose in January-February to $173 per tonne (FOB Australia) due to robust import demand and restocking activity in China. Upward momentum of spot prices led contract prices to rise in the second quarter to $172 per tonne (FOB Australia), according to CRU. Since March spot prices began to fall and declined to $131 per tonne in July due to Chinese import demand shrunk. At the same time, seaborne availability has bounced higher and the supply and demand balance has loosened. In the third quarter of 2013, the contract price was set at $145 per tonne while spot prices rose in August and September to $152 per tonne due to improved buying activity from mills and traders in both Chinese and non-Chinese markets and production cuts in the United States, according to CRU. Higher spot prices allowed producers to increase contract price in the fourth quarter to $152 per tonne (FOB Australia). In October oversupply in the international market continued and spot prices declined from $147 per tonne in

October to $135 per tonne (FOB Australia) in December, according to CRU. Throughout 2014, the price for metallurgical coal continued to decline driven by lower demand from Chinese consumers, as well as an increase in low-cost supply from the Australian coking coal producers. As a result, contract prices fell from $143 per tonne (FOB Australia) in the first quarter of 2014 to $119 per tonne (FOB Australia) in the fourth quarter of 2014, according to CRU. The average contract price in 2014 was $125 per tonne, 21% below the average price in 2013. The average spot price in 2014 was $114 per tonne (FOB Australia), 23% below the average price in 2013, according to CRU.

During the first half of 2012, steam coal spot prices declined from $106 per tonne (CIF Amsterdam/Rotterdam/Antwerp) in January to $87 per tonne in June, according to Platts. In the second half of 2012, spot prices for steam coal were generally stable fluctuating around $90 per tonne, according to Platts. In the first half of 2013, spot prices for steam coal declined from $86 per tonne (CIF Amsterdam/Rotterdam/Antwerp) in January to $75 per tonne in June, according to Platts, due to a global seaborne supply surplus as major producers continued to ramp up production. According to Platts, in the second half of the year steam coal spot prices began to rise from $75.5 per tonne (CIF Amsterdam/Rotterdam/Antwerp) in July to $84 per tonne in December due to improving economic fundamentals in Europe and China and the supply cuts in Australia. At the beginning of 2014, the spot price for steam coal was $83 per tonne (CIF Amsterdam/Rotterdam/Antwerp); by the end of the year it dropped to $70 per tonne, according to Platts. The average price in 2014 was $75 per tonne (CIF Amsterdam/Rotterdam/Antwerp), 8% lower than the average price in 2013, according to Platts. Among the factors which have led to lower prices in the world market for steam coal are the decline in demand from the Chinese and European economies, as well as the growth in supply from Australian producers. The reduction of prices in the steam coal market was also due to a general decline in energy prices in 2014.

Iron ore

During the first half of 2012, iron ore spot prices adjusted upwards and were generally stable fluctuating around $139 per dry metric tonne (62% Fe, CFR China), according to CRU. In the third quarter of 2012, spot prices for iron ore fell to $106 per dry metric tonne (62% Fe, CFR China) in September due to weak steel market in China and intensified destocking of steel-making raw materials at mills. Tighter supplies, combined with an uptick in interest from China, triggered increases for iron ore prices to $132 per dry metric tonne (62% Fe, CFR China) in December 2012, according to CRU. At the beginning of 2013, iron ore spot prices rose and reached $158 per dry metric tonne (62% Fe, CFR China) in February, according to CRU. The price increase was supported by restocking activities as well as seaborne supply tightness. In March 2013, iron ore prices started to correct downwards. During the second quarter of 2013, there was a price decrease as steel demand remained weak with prices declining to $116 per dry metric tonne (62% Fe, CFR China) in June, according to CRU. In July-August prices rose to $137 per dry metric tonne (62% Fe, CFR China) due to Chinese government announcements in the third quarter of 2013 which boosted steel demand. The rest of the year spot prices were supported by strong demand from Chinese mills and fluctuated around $134 per dry metric tonne (62% Fe, CFR China), according to CRU. Average spot prices in 2013 were $136 per dry metric tonne (62% Fe, CFR China), up from $129 per dry metric tonne in 2012, according to CRU. During 2014, the iron ore spot price decreased from a high of $131 per tonne (62% Fe, CFR China) in January to a low of $68 per tonne in December, according to CRU. The average spot price in 2014 was $97 per tonne which was 29% lower than the average price in 2013, according to CRU. The price decrease was due to sharp increase in low-cost supply from the Australian and Brazilian producers.

Coke

Throughout 2012, Russian domestic prices for coke were decreasing due to sluggish demand and falling coking coal prices and reached 7,588 rubles per tonne (including VAT, FCA basis) in December, according to Metal-Courier. The export price for Chinese coke also declined from $370 per tonne (12.5% ash, FOB basis) in January to $265 per tonne (12.5% ash, FOB basis) in December, according to CRU. In January 2013, the export price for Chinese coke corrected upwards to $290 per tonne (12.5% ash, FOB basis) but then started to decrease, because Chinese coke producers flooded the market with low cost material after the cancellation of the export duty, and reached $230 per tonne (12.5% ash, FOB basis) in July, according to CRU. The strengthening in coke prices in August-September to $245 per tonne (12.5% ash, FOB basis) has been purely cost-driven with demand playing no part in this upward trend. In the last quarter of 2013, the export price for Chinese coke shifted higher to $258 per tonne (12.5% ash, FOB basis), primarily due to the strength of the Chinese domestic coke market, according to CRU. Russian domestic price for coke was stable in the first four months of 2013 and constituted 7,573 rubles per tonne (including VAT, FCA basis) but then started to decline to 6,274 rubles per tonne (including VAT, FCA basis) in October, according to Metal-Courier. The main reasons for the price drop were falling coking coal prices, weak demand in the Russian market and increased competition from China in foreign markets. In November-December 2013, Russian domestic coke price saw a minor uptick to 6,382 rubles per tonne (including VAT, FCA basis) due to rising coke prices for exports, according to Metal-Courier. In 2014, world market prices for coke were under pressure due to negative trends in the global steel and raw materials market, which resulted in a decrease in prices from $255 per tonne (12.5% ash, FOB basis) at the beginning of the year to $184 per tonne (12.5% ash, FOB basis) at the end of the year, according to CRU. Nevertheless, domestic coke prices managed to stay at the level of 2013, namely 6,983 rubles per tonne (including VAT, FCA basis), according to Metal-Courier. By the end of the year, however, domestic coke prices fluctuated around 7,600-8,800 rubles per tonne (including VAT, FCA basis), according to Metal-Courier. The increase in domestic coke prices was due to an increase in demand from Ukrainian consumers and to devaluation of the ruble.

Steel

In 2012, the Russian domestic price for rebar declined to $707 (-6% year-on-year) per tonne and the export price for square billets declined to $564 (-11% year-on-year) per tonne in 2012, according to Metal-Courier. The next year prices continued to decline. Due to competition, the Russian domestic price for rebar declined to $602 (-15% year-on-year) per tonne and the export price for square billets declined to $509 (-10% year-on-year) per tonne as a result of decreased scrap prices and low demand in 2013, according to Metal-Courier. In 2014, the Russian domestic price for rebar declined to $528 (-12% year-on-year) per tonne as a result of increased competition and the export price for square billets declined to $481 (-6% year-on-year) per tonne, according to Metal-Courier.

Ferrosilicon

In the second quarter of 2012, ferrosilicon prices increased to $1,435 per tonne (75% Si, CIF Japan) in April and then began to fall due to slow demand and reached $1,330 per tonne (75% Si, CIF Japan) in November. By the end of the year, ferrosilicon prices grew to $1,378 per tonne (75% Si, CIF Japan) as electricity costs in China increased, according to TEX. Price dynamics in 2013 were the same as in 2012. The price peak was in March at $1,424 per tonne (75% Si, CIF Japan), according to TEX. By the end of the year prices dropped to $1,370 per tonne (75% Si, CIF Japan), according to TEX. In 2014, ferrosilicon prices decreased throughout the year. In January 2014, the average price level for Chinese ferrosilicon was $1,475 per tonne (75% Si, CIF Japan). By the end of the year, ferrosilicon prices fell to $1,341 per tonne (75% Si, CIF Japan), according to TEX.

Freight costs

During 2012-2014, ocean freight rates remained volatile, while generally declining in 2014. In 2014, the largest decrease in dry bulk sectors came from the Panamax sector, where the average time charter rate decreased from $9,500 per day in 2013 to $7,700 per day in 2014, a decrease of 19%. The average Capesize rate was $14,800 per day in 2014 compared to $16,800 per day in 2013. The average rate for Supramax vessels in 2014 was $10,300 per day compared to $9,800 per day in 2013. Following a modest increase in the Supramax rates (Baltic Supramax Index ‘BSI’) in the third quarter of 2014, the BSI amounted to approximately $11,000 per day at the start of the fourth quarter of 2014. Apart from the last two weeks of November, the BSI fell by 16% in total during the fourth quarter of 2014. The decrease in freight prices in 2014 was mainly due to a shortfall in tonnage demand, which, in turn, was largely driven by a substantial drop in Chinese coal, bauxite and nickel ore imports.

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

Results of Operations

The following table sets forth our consolidated statement of income data for the years ended December 31, 2014, 2013 and 2012.

	Year Ended December 31,
	2014		2013		2012
Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In thousands of U.S. dollars, except for percentages)
Revenue, net	6,405,767	100.0%	8,505,931	100.0%	10,753,513	100.0%
Cost of goods sold	(4,031,657)	(62.9)%	(5,845,752)	(68.7)%	(7,435,537)	(69.1)%

Gross profit	2,374,110	37.1%	2,660,179	31.3%	3,317,976	30.9%
Selling, distribution and operating expenses	(2,247,682)	(35.1)%	(3,316,936)	(39.0)%	(3,915,572)	(36.4)%

Operating income (loss)	126,428	2.0%	(656,757)	(7.7)%	(597,596)	(5.6)%
Other income and (expense), net	(3,196,290)	(49.9)%	(969,021)	(11.4)%	(438,463)	(4.1)%

Loss from continuing operations, before income tax and discontinued operations	(3,069,862)	(47.9)%	(1,625,778)	(19.1)%	(1,036,059)	(9.6)%
Income tax benefit (expense)	183,908	2.9%	(79,092)	(0.9)%	(242,601)	(2.3)%

Net loss from continuing operations	(2,885,954)	(45.1)%	(1,704,870)	(20.0)%	(1,278,660)	(11.9)%
Loss from discontinued operations, net of income tax	(1,473,780)	(23.0)%	(1,218,097)	(14.3)%	(386,225)	(3.6)%

Net loss	(4,359,734)	(68.1)%	(2,922,967)	(34.4)%	(1,664,885)	(15.5)%

Less: Net loss (income) attributable to non-controlling interests	24,308	0.4%	(5,047)	(0.1)%	317	0.0%
Net loss attributable to shareholders of Mechel OAO	(4,335,426)	(67.7)%	(2,928,014)	(34.4)%	(1,664,568)	(15.5)%
Less: Dividends on preferred shares	(124)	0.0%	(127)	0.0%	(79,056)	(0.7)%

Net loss attributable to common shareholders of Mechel OAO	(4,335,550)	(67.7)%	(2,928,141)	(34.4)%	(1,743,624)	(16.2)%

Year ended December 31, 2014 compared to year ended December 31, 2013

Net revenues

Consolidated revenues decreased by $2,100.1 million, or 24.7%, to $6,405.8 million in the year ended December 31, 2014 from $8,505.9 million in the year ended December 31, 2013.

The sales decrease was due to a decrease in sales prices across our major segments and a decrease in sales volumes in our mining and steel segments.

The following table sets forth our net revenues by segment, including a breakdown by sales to third parties and other segments.

	Year Ended December 31,
Net Revenues by Segment	2014	2013
	(In thousands of U.S. dollars, except percentages)
Mining segment
To third parties	2,087,047	2,619,262
To power segment	43,114	48,253
To steel segment	509,730	476,948

Total	2,639,891	3,144,463

Steel segment
To third parties	3,643,797	5,132,100
To power segment	139,202	154,788
To mining segment	74,203	85,054

Total	3,857,202	5,371,942

Power segment
To third parties	674,923	754,568
To steel segment	283,734	346,581
To mining segment	73,264	89,056

Total	1,031,922	1,190,205

Eliminations	1,123,248	1,200,679

Consolidated revenues	6,405,767	8,505,931

% from mining segment	32.6%	30.8%
% from steel segment	56.9%	60.3%
% from power segment	10.5%	8.9%

Mining segment

Our total mining segment sales decreased by $504.6 million, or 16%, to $2,639.9 million in the year ended December 31, 2014 from $3,144.5 million in the year ended December 31, 2013.

Coking coal concentrate sales to third parties decreased by $165.0 million, or 17.1%, to $801.5 million in the year ended December 31, 2014 from $966.5 million in the year ended December 31, 2013, as a result of a decrease in sales prices of $200.8 million that was partially offset by an increase in sales volumes of $35.8 million. In 2014, coking coal prices continued to decline. The annual average contract price on the international coal market was $125 per tonne (FOB Australia), or 12% below the average contract price in 2013. The average spot price in 2014 was $114 per tonne (FOB Australia), or 23% below the average spot price in 2013, according CRU. In 2014, the world market of coking coal was still oversupplied but the product surplus began to fall owing to both the closing of inefficient projects in Australia and withdrawal of the United States from the world coking coal market.

The volume of coking coal concentrate sold to third parties increased by 277 thousand tonnes, or 3.7%, to 7,777 thousand tonnes in the year ended December 31, 2014 from 7,500 thousand tonnes in the year ended December 31, 2013. The increase in sales volumes of coking coal in 2014 was mainly caused by increased sales from Southern Kuzbass Coal Company.

The volume of coking coal sold to third parties decreased at Yakutugol and increased at Southern Kuzbass Coal Company. Yakutugol’s coking coal sales volumes decreased by 339 thousand tonnes, or 6%, to

5,340 thousand tonnes in the year ended December 31, 2014 from 5,679 thousand tonnes in the year ended December 31, 2013. Southern Kuzbass Coal Company’s coking coal sales volumes increased by 582 thousand tonnes, or 32%, to 2,403 thousand tonnes in the year ended December 31, 2014 from 1,821 thousand tonnes in the year ended December 31, 2013.

Coke sales to third parties increased by $8.2 million, or 3.8%, to $223.7 million in the year ended December 31, 2014 from $215.5 million in the year ended December 31, 2013, as a result of an increase in sales volumes of $49.9 million that was offset by a decrease in sales prices of $41.7 million. In 2014, world market prices for coke were under pressure due to negative trends in the global steel and raw materials market, which resulted in a decrease of prices from $225 per tonne (12.5% ash, FOB basis) at the beginning of the year to $184 per tonne (12.5% ash, FOB basis) at the end of the year. Coke sales volumes increased mainly in export markets due to an increase of demand from Ukrainian consumers where the local production of coke is suspended.

Coke supplied to the steel segment decreased by $51.1 million, or 13.4%, to $331.2 million in the year ended December 31, 2014 from $382.3 million in the year ended December 31, 2013. The decrease was due to a decrease in sales prices of $55.7 million that was partially offset by an increase in sales volumes of $4.6 million. Coke sales volumes from Mechel Coke to Chelyabinsk Metallurgical Plant increased by 23 thousand tonnes, or 1%, from 1,929 thousand tonnes in the year ended December 31, 2013 to 1,952 thousand tonnes in the year ended December 31, 2014; a decrease in sales prices is explained by the world price trends influence.

Chemical products sales to third parties decreased by $3.8 million, or 5.6%, to $63.9 million in the year ended December 31, 2014 from $67.7 million in the year ended December 31, 2013, mainly as a result of a decrease in sales prices. Sales prices decreased mainly due to the depreciation of the ruble, as domestic prices are denominated in rubles.

Anthracite and PCI sales to third parties decreased by $114.5 million, or 16.4%, to $582.0 million in the year ended December 31, 2014 from $696.5 million in the year ended December 31, 2013, as a result of a decrease in sales prices of $55.8 million and a decrease in sales volumes of $58.7 million. Throughout 2014, the demand and prices for metallurgical coal continued to decline driven by lower demand from Chinese consumers. As a result, contract prices fell from $143 per tonne (FOB Australia) in the first quarter of 2014 to $119 per tonne (FOB Australia) in the fourth quarter of 2014, according to CRU. Export sales volumes decreased due to lower demand from non-Chinese customers.

Steam coal sales to third parties increased by $39.6 million, or 52.6%, to $114.9 million in the year ended December 31, 2014 from $75.3 million in the year ended December 31, 2013, as a result of an increase in sales volumes of $43.5 million that was partially offset by a decrease in sales prices of $3.9 million. Overall, steam coal prices movement corresponded to the downward trend in coking coal prices during 2014. The average price in 2014 was $75 per tonne (CIF Amsterdam/Rotterdam/Antwerp), or 8% lower than the average price in 2013, according to Platts. The increase in sales volumes was mainly as a result of the supplies of steam coal to the Ukrainian market where there was a lack of local steam coal balances due to military operations.

Steam coal supplied to the power segment decreased by $2.5 million, or 11.2%, to $19.8 million in the year ended December 31, 2014 from $22.3 million in the year ended December 31, 2013, as a result of a decrease in sales prices of $4.3 million that was partially offset by an increase in sales volumes of $1.8 million. Sales of steam coal from Southern Kuzbass Coal Company to power segment companies increased by 70 thousand tonnes, or 8%, from 868 thousand tonnes in the year ended December 31, 2013 to 937 thousand tonnes in the year ended December 31, 2014 both due to increased electricity production caused by higher demand for power in the Kemerovo region and steam coal replacement of middlings.

Sales of iron ore to third parties decreased by $302.5 million, or 73.4%, to $109.4 million in the year ended December 31, 2014 from $411.9 million in the year ended December 31, 2013, as a result of a decrease in sales volumes of $281.3 million and in sales prices of $21.2 million. The annual average spot iron ore prices (63.5%

Fe dry, CIF) decreased by 52.6% from $135 per tonne in the year ended December 31, 2013 to $71 per tonne in the year ended December 31, 2014, according to CRU. Iron ore sales volumes decreased by 2,519 thousand tonnes, or 68.3%, from 3,688 thousand tonnes in the year ended December 31, 2013 to 1,169 thousand tonnes in the year ended December 31, 2014. On account of the considerable price decline, iron ore sales volumes decreased and export supplies were redirected to domestic group iron ore consumers.

Supplies of iron ore to the steel segment increased by $99.3 million, or 213.2%, to $145.9 million in the year ended December 31, 2014 from $46.6 million in the year ended December 31, 2013, as a result of a $152.4 million increase in sales volumes that was partially offset by a $53.1 million decrease in sales prices. Sales volumes increased due to the group strategy of redirection of iron ore sales volumes from third parties to group iron ore consumers. The share of iron ore consumed at Chelyabinsk Metallurgical Plant and produced by Korshunov Mining Plant increased from 8.2% in the year ended December 31, 2013 to 41.2% in the year ended December 31, 2014.

Excluding intersegment sales, export sales increased to 73.3% of mining segment sales in the year ended December 31, 2014, compared to 70.8% in the year ended December 31, 2013, due to increased demand for steam coal, middlings and coke from Ukrainian customers.

Steel segment

Our steel segment revenues decreased by $1,514.7 million, or 28.2%, to $3,857.2 million in the year ended December 31, 2014 from $5,371.9 million in the year ended December 31, 2013. The decrease in third-party sales volumes was due to the decline in purchases and resale of products from the related metallurgical plants in 2014 and the disposal of the Romanian subsidiaries in 2013. In 2014, steel segment sales in domestic and export markets showed different trends: demand in our export market was soft due to unstable economic and political conditions, while demand in our domestic market was relatively strong. Consumption of steel products in Russia remained at the level of 2013 and amounted to 45.7 million tonnes, according to Metal Expert.

Semi-finished products sales decreased by $365.5 million, or 82.3%, to $78.4 million in the year ended December 31, 2014 from $443.9 million in the year ended December 31, 2013, as a result of a decrease of $10.8 million in sales prices and a decrease of $354.7 million in sales volumes. Sales prices decreased due to a decrease in the world prices for billets: the average price for square billet (FOB Black Sea) decreased by 5.5% to $481 per tonne in the year ended December 31, 2014 from $509 per tonne in the year ended December 31, 2013, according to Metal Expert. The decrease in third-party sales volumes was due to the increase in consumption within our steel segment and to the decrease in sales volumes of semi-finished products purchased from the related metallurgical plants.

Other long products sales decreased by $151.3 million, or 17.9%, to $694.5 million in the year ended December 31, 2014 from $845.8 million in the year ended December 31, 2013, as a result of a decrease of $62.9 million in sales prices and a decrease of $88.4 million in sales volumes. The decrease in sales prices was mainly driven by the decrease in the prices of steel-making raw materials (iron ore, coking coal, etc.) as well as by the decrease in world demand. Sales volumes decreased due to the decrease in sales volumes of products purchased from the related metallurgical plants and the disposal of the Romanian subsidiaries.

Other flat products sales decreased by $100.5 million, or 25.7%, to $291.3 million in the year ended December 31, 2014 from $391.8 million in the year ended December 31, 2013, as a result of a decrease of $3.3 million in sales prices and a decrease of $97.2 million in sales volumes. The decrease in sales prices was driven by a decrease in domestic and export prices during 2014: annual average price for hot-rolled coil (Russia exports, FOB Black Sea) decreased by 3.5% to $530 per tonne in the year ended December 31, 2014 from $549 per tonne in the year ended December 31, 2013, according to Metal Expert. The sales volume decreased due to the reduction of sales volume of other flat products purchased from the related metallurgical plants as well as the partial closure of our storage facilities in Europe.

Wire sales decreased by $83.8 million, or 17.5%, to $395.6 million in the year ended December 31, 2014 from $479.4 million in the year ended December 31, 2013, as a result of a decrease of $67.0 million in sales prices and a decrease of $16.8 million in sales volumes. The decrease in sales prices was driven by the decrease in the prices of wire rod used as the main input for wire production, as well as by the decrease in world demand. Sales volumes decreased due to the weakened demand in Europe.

Rebar sales decreased by $392.4 million, or 27.3%, to $1,047.5 million in the year ended December 31, 2014 from $1,439.8 million in the year ended December 31, 2013, as a result of a decrease of $103.8 million in sales prices and a decrease of $288.6 million in sales volumes. In 2014, the Russian domestic price and prices in the CIS region for rebar declined due to ruble depreciation. Sales volumes decreased due to the disposal of the Romanian subsidiaries and the revised strategy to focus on sales of key products by our European trading subsidiaries.

Steel pipes sales decreased by $92.5 million, or 50.7%, to $89.9 million in the year ended December 31, 2014 from $182.4 million in the year ended December 31, 2013, as a result of a decrease of $8.6 million in sales prices and a decrease of $83.9 million in sales volumes. The sales volume decreased due to reduction of sales volume of products purchased from the related metallurgical plants. The price decreased due to the depreciation of the ruble against the U.S. dollar.

Pig iron sales increased by $13.2 million, or 19.1%, to $82.3 million in the year ended December 31, 2014 from $69.1 million in the year ended December 31, 2013, as a result of an increase of $16.2 million in sales volumes, which was partially offset by a decrease of $3.0 million in sales prices. The increase in sales volumes was due to the increase of export prices and demand in the European market.

Stampings sales decreased by $53.3 million, or 21.3%, to $196.9 million in the year ended December 31, 2014 from $250.2 million in the year ended December 31, 2013, as a result of a decrease of $8.9 million in sales prices and a decrease of $44.4 million in sales volumes. The decrease in sales prices was driven by the decrease in domestic prices during 2014 as a result of weakening demand. The decrease in sales volumes was due to lower demand from the key consuming industries (engineering and transport industries).

Ferrosilicon sales decreased by $5.8 million, or 7.5%, to $71.2 million in the year ended December 31, 2014 from $77.0 million in the year ended December 31, 2013, as a result of a decrease of $4.8 million in sales volumes and a decrease of $1.0 million in sales prices. The decrease in sales volumes was due to the temporary suspension of one of the furnaces at Bratsk Ferroalloy Plant.

Sales of non-core products and services decreased by $69.6 million, or 31.4%, to $152.3 million in the year ended December 31, 2014 from $221.9 million in the year ended December 31, 2013, due to the decrease in scrap metal sales and services to the related metallurgical plants.

Excluding intersegment sales, export sales were 17.6% of steel segment sales in the year ended December 31, 2014, compared to 19.1% in the year ended December 31, 2013. The proportion of our export sales decreased due to the weakening demand in the European markets and the reduction of export sales in Middle East and Asia by 78.8% and 65.1%, respectively, as a result of the smaller purchases from the related metallurgical plants in 2014.

Power segment

Our power segment revenues decreased by $158.3 million, or 13.3%, to $1,031.9 million in the year ended December 31, 2014 from $1,190.2 million in the year ended December 31, 2013.

Electricity sales to third parties decreased by $53.2 million, or 7.9%, to $619.9 million in the year ended December 31, 2014 from $673.1 million in the year ended December 31, 2013, as a result of the depreciation of the ruble relative to the U.S. dollar. Electricity sales to third parties in ruble terms increased by 10% as a result of an increase in sales prices, due, in turn, to further liberalization of sales prices in the Russian electricity market.

Other revenue, which consists mostly of heat energy, decreased by $26.4 million, or 32.4%, to $55.1 million in the year ended December 31, 2014 from $81.5 million in the year ended December 31, 2013, due to the depreciation of the ruble relative to the U.S. dollar and the disposal of ZMZ-Energo in December 2013.

Intersegment sales decreased by $78.6 million, or 18.0%, to $357.0 million in the year ended December 31, 2014 from $435.6 million in the year ended December 31, 2013, mainly as a result of the depreciation of the ruble against the U.S. dollar.

Cost of goods sold and gross margin

The consolidated cost of goods sold was 62.9% of consolidated revenues in the year ended December 31, 2014, as compared to 68.7% of consolidated revenues in the year ended December 31, 2013, resulting in an increase in consolidated gross margin to 37.1% in the year ended December 31, 2014 from 31.3% for the year ended December 31, 2013. Cost of goods sold primarily consists of costs relating to raw materials (including products purchased for resale), direct payroll, depreciation and energy. The table below sets forth cost of goods sold and gross margin by segment for the years ended December 31, 2014 and 2013, including as a percentage of segment revenues.

	Year Ended December 31, 2014		Year Ended December 31, 2013
Cost of Goods Sold and Gross Margin by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Mining segment
Cost of goods sold	1,346,813	51.0%	1,627,622	51.8%
Gross margin	1,293,078	49.0%	1,516,841	48.2%
Steel segment
Cost of goods sold	3,057,022	79.3%	4,531,438	84.4%
Gross margin	800,180	20.7%	840,504	15.6%
Power segment
Cost of goods sold	763,677	74.0%	884,423	74.3%
Gross margin	268,244	26.0%	305,783	25.7%

Mining segment

Mining segment cost of goods sold decreased by $280.8 million, or 17.3%, to $1,346.8 million in the year ended December 31, 2014 from $1,627.6 million in the year ended December 31, 2013. The gross margin percentage remained stable at the level of 49% in the year ended December 31, 2014 compared to 48.2% in the year ended December 31, 2013.

Coal production cash costs per tonne (see “— “Cash Costs per Tonne” Measure”) at Southern Kuzbass Coal Company decreased by $5.7 per tonne, or 15.3%, from $37.4 in the year ended December 31, 2013 to $31.7 in the year ended December 31, 2014, mainly due to the depreciation of the ruble as all production costs are ruble-denominated.

Production cash costs of coal at Yakutugol decreased by $8.1 per tonne, or 24.2%, from $33.5 in the year ended December 31, 2013 to $25.4 in the year ended December 31, 2014, mainly due to the depreciation of the ruble as all production costs are ruble-denominated.

Coke production cash costs decreased by 18.3% at Moscow Coke and Gas Plant and by 22.7% at Mechel Coke following the decrease in coking coal concentrate purchase prices and the depreciation of the ruble.

Production cash costs of iron ore decreased by 4.2% due to the ruble depreciation that was partially offset by a higher share of fixed costs per tonne, resulting from a 26.8% decline in iron ore extraction in 2014 compared to 2013.

Steel segment

Steel segment cost of goods sold decreased by $1,474.4 million, or 32.5%, to $3,057.0 million in the year ended December 31, 2014 from $4,531.4 million in the year ended December 31, 2013. Steel segment cost of goods sold was 79.3% of the segment’s revenues in the year ended December 31, 2014, as compared to 84.4% in the year ended December 31, 2013. The increase in gross margin from 15.6% to 20.7% is due to the increase in our share of high value-added products as well as the reduction in purchase prices on the main raw materials and the weakening of the ruble against the U.S. dollar.

Power segment

Power segment cost of goods sold decreased by $120.7 million, or 13.6%, to $763.7 million in the year ended December 31, 2014 from $884.4 million in the year ended December 31, 2013. The power segment gross margin percentage increased to 26.0% in the year ended December 31, 2014 from 25.7% in the year ended December 31, 2013.

“Cash Costs per Tonne” Measure

In this document, we present cash costs per tonne for coal, coke and iron ore production for each significant production facility of our mining segment. Cash costs per tonne is a performance indicator that is not defined according to U.S. GAAP. Cash costs per tonne includes various production costs, such as raw materials, auxiliary materials, wages and social taxes of production personnel, electricity, gas and fuel costs, repairs and maintenance of production equipment, costs of mining works, mineral extraction tax and royalty payments, but excludes non-cash items such as depreciation, depletion and write-down of inventories to their net realizable value. We use this indicator to evaluate the performance of individual production subsidiaries and their respective ability to generate cash. Cash costs per tonne is a widely used performance indicator in the mining industry to evaluate the cost-effectiveness of mining operations. We believe that investors use this indicator in addition to the financial information prepared in accordance with U.S. GAAP to evaluate the performance of our companies. Consequently, this information must be considered supplementary and should not be regarded as a substitute for the performance indicators prepared in accordance with U.S. GAAP.

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2014 is presented below:

	In Thousands of Tonnes	Cash Cost, U.S. Dollars per Tonne	In Thousands of U.S. Dollars
Coal — Southern Kuzbass Coal Company — sales to third parties	8,029	32	254,429
Coal — Southern Kuzbass Coal Company — intersegment sales	1,490	32	47,212
Coal — Yakutugol — sales to third parties	8,338	25	211,955
Coal — Yakutugol — intersegment sales	—	25	—
Coal — Elgaugol — sales to third parties	668	21	13,824
Coal — Elgaugol — intersegment sales	—	21	—
Iron ore — Korshunov Mining Plant — sales to third parties	1,169	48	56,086
Iron ore — Korshunov Mining Plant — intersegment sales	1,920	48	92,166
Coke — Moscow Coke and Gas Plant — sales to third parties(1)	775	181	140,089
Coke — Moscow Coke and Gas Plant — intersegment sales	—	181	—
Coke — Mechel Coke — sales to third parties(2)	487	125	60,778

	In Thousands of Tonnes	Cash Cost, U.S. Dollars per Tonne	In Thousands of U.S. Dollars
Coke — Mechel Coke — intersegment sales	1,961	125	244,725
Depreciation			154,277
Depletion			47,797
Write-down of inventory to their net realizable value			9,532
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			11,421
Costs of other products and services (coking products, washing services) and costs of other subsidiaries(3)			2,522

Total mining segment cost of sales			1,346,813

(1)	Cash costs per tonne for coke was reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was $11, or 6%, at Moscow Coke and Gas Plant in the year ended December 31, 2014.
(2)	Cash costs per tonne for coke was reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was $18, or 15%, at Mechel Coke in the year ended December 31, 2014.
(3)	Line “Costs of other products and services” was increased by the amount of by-products credits of $22.1 million in the year ended December 31, 2014.

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2013 is presented below:

	In Thousands of Tonnes	Cash Cost, U.S. Dollars per Tonne	In Thousands of U.S. Dollars
Coal — Southern Kuzbass Coal Company — sales to third parties	7,373	37	275,953
Coal — Southern Kuzbass Coal Company — intersegment sales	1,731	37	64,853
Coal — Yakutugol — sales to third parties	9,025	34	302,550
Coal — Yakutugol — intersegment sales	—	34	—
Iron ore — Korshunov Mining Plant — sales to third parties	3,688	50	184,746
Iron ore — Korshunov Mining Plant — intersegment sales	—	50	—
Coke — Moscow Coke and Gas Plant — sales to third parties(1)	665	221	147,252
Coke — Moscow Coke and Gas Plant — intersegment sales	—	221	—
Coke — Mechel Coke — sales to third parties(2)	347	161	56,040
Coke — Mechel Coke — intersegment sales	1,936	161	312,391
Depreciation			171,773
Depletion			58,432
Write-down of inventory to their net realizable value			6,017
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			11,535
Costs of other products and services (coking products, washing services) and costs of other subsidiaries(3)			36,080

Total mining segment cost of sales			1,627,622

(1)	Cash costs per tonne for coke was reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was $7, or 3%, at Moscow Coke and Gas Plant in the year ended December 31, 2013.
(2)	Cash costs per tonne for coke was reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was $20, or 13%, at Mechel Coke in the year ended December 31, 2013.
(3)	Line “Costs of other products and services” was increased by the amount of by-products credits of $20.1 million in the year ended December 31, 2013.

Selling, distribution and operating expenses

Selling, distribution and operating expenses decreased by $1,069.2 million, or 32.2%, to $2,247.7 million in the year ended December 31, 2014 from $3,316.9 million in the year ended December 31, 2013, as a result of a decrease in provisions for amounts due from related parties in the steel and power segments and recognition of impairment of goodwill and long-lived assets in the steel and power segments in the year ended December 31, 2013. As a percentage of consolidated revenues, selling, distribution and operating expenses decreased to 35.1% in the year ended December 31, 2014 from 39.0% in the year ended December 31, 2013, mainly due to the change in structure of export sales from Europe to Asia. Our selling, distribution and operating expenses consist primarily of selling and distribution expenses, taxes other than income tax, loss on write off of property, plant and equipment, provision for doubtful accounts, amounts due from related parties, impairment of goodwill and long-lived assets and general, administrative and other operating expenses. The table below sets forth these costs by segment for the years ended December 31, 2014 and 2013, including as a percentage of segment revenues.

	Year Ended December 31, 2014		Year Ended December 31, 2013
Selling, Distribution and Operating Expenses by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Mining segment
Selling and distribution expenses	878,340	33.3%	943,769	30.0%
Taxes other than income tax	132,026	5.0%	78,167	2.5%
Allowance for doubtful accounts	6,213	0.2%	9,138	0.3%
Accretion expense	3,945	0.1%	3,344	0.1%
Provision for amounts due from related parties	3,093	0.1%	1,566	0.0%
Loss on write off of property, plant and equipment	8,560	0.3%	16,358	0.5%
Impairment of goodwill and long-lived assets	—	0.0%	5,659	0.2%
General, administrative and other operating expenses	197,219	7.5%	246,945	7.9%

Total	1,229,396	46.6%	1,304,946	41.5%

Steel segment
Selling and distribution expenses	353,866	9.2%	522,507	9.7%
Taxes other than income tax	38,181	1.0%	45,530	0.8%
Loss on write off of property, plant and equipment	5,975	0.2%	896	0.0%
Impairment of goodwill and long-lived assets	120,237	3.1%	181,925	3.4%
Provision for amounts due from related parties	32,999	0.9%	699,829	13.0%
Accretion expense	839	0.0%	1,116	0.0%
Allowance (recovery of allowance) for doubtful accounts	23,434	0.6%	(2,999)	(0.1%)
General, administrative and other operating expenses	182,529	4.7%	244,759	4.6%

Total	758,060	19.7%	1,693,563	31.4%

Power segment
Selling and distribution expenses	228,435	22.1%	254,135	21.4%
Taxes other than income tax	2,241	0.2%	1,875	0.2%
Loss on write off of property, plant and equipment	2,860	0.3%	—	0.0%
Impairment of goodwill and long-lived assets	—	0.0%	28,143	2.4%
Provision for amounts due from related parties	5,333	0.5%	12,786	1.1%
Allowance for doubtful accounts	8,321	0.8%	3,023	0.3%
Accretion expense	179	0.0%	65	0.0%
General, administrative and other operating expenses	12,857	1.2%	18,400	1.5%

Total	260,226	25.2%	318,427	26.9%

Mining segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities. Such expenses decreased by $65.5 million, or 6.9%, to $878.3 million in the year ended December 31, 2014 from $943.8 million in the year ended December 31, 2013, mainly due to the decrease in iron ore export sales volumes by 74.3%. As a percentage of mining segment revenues, selling and distribution expenses increased from 30.0% to 33.3% due to a decrease of 20.4% in sales revenue from sales to third parties and simultaneous decrease of 6.9% in selling and distribution expenses.

Taxes other than income tax increased by $53.8 million, or 68.8%, to $132.0 million in the year ended December 31, 2014 from $78.2 million in the year ended December 31, 2013. The increase was due to several accruals for taxes other than income tax made in the financial statements for the year ended December 31, 2014, namely additional tax liabilities for previous years of $19.8 million at Tomusinsky Open Pit and tax penalties imposed by the tax authorities due to delays in tax payments at mining subsidiaries of $10.2 million. The property tax on the rail line and related roadway to the Elga coal deposit increased by $23.4 million from $8.5 million in year ended December 31, 2013 to $31.9 million in year ended December 31, 2014 as the accruals commenced in October 2013.

Allowance for doubtful accounts decreased by $2.9 million to $6.2 million in the year ended December 31, 2014 from $9.1 million in the year ended December 31, 2013, due to the decrease in outstanding accounts receivable at the end of 2013. In accordance with our accounting policy, we apply specific rates to overdue accounts receivable depending on the history of cash collections and future expectations of conditions that might impact the collectibility.

Provisions for amounts due from related parties increased by $1.5 million to $3.1 million in the year ended December 31, 2014 from $1.6 million in the year ended December 31, 2013. Based on our future expectations we made a provision for accounts receivable from Calridge. See note 10 to the consolidated financial statements.

Loss on write off of property, plant and equipment decreased by $7.8 million, or 47.6%, to $8.6 million in the year ended December 31, 2014 from $16.4 million in the year ended December 31, 2013, due to the decrease in the number of property, plant and equipment objects that are not planned for further use in production process at Yakutugol and Southern Kuzbass Coal Company.

As a result of the impairment of goodwill analysis we recognized an impairment loss of $5.7 million for the year ended December 31, 2013 compared to $nil for the year ended December 31, 2014. An analysis of impairment of goodwill is performed on an annual basis. See note 24 to the consolidated financial statements.

General, administrative and other expenses consist of payroll and payroll taxes, depreciation, rent and maintenance, legal and consulting expenses, office overheads and other expenses. These expenses decreased by $49.7 million, or 20.1%, to $197.2 million in the year ended December 31, 2014 from $246.9 million in the year ended December 31, 2013, mainly as a result of the depreciation of the ruble relative to the U.S. dollar as almost all general, administrative and other expenses are denominated in rubles: salaries and related social taxes decreased by $18.3 million, or 13%, to $122.3 million in the year ended December 31, 2014 from $140.6 million in the year ended December 31, 2013; legal and consulting fees and insurance services decreased by 36% to $5.7 million in the year ended December 31, 2014 from $8.9 million in the year ended December 31, 2013; rent and maintenance, business travel expenses, bank charges and office expenses decreased by 24.1% to $24.2 million in the year ended December 31, 2014 from $31.9 million in the year ended December 31, 2013; social expenses decreased by $1.3 million, or 25%, to $3.9 million in the year ended December 31, 2014 from $5.2 million in the year ended December 31, 2013; and other administrative and operating expenses decreased by $19.2 million, or 31.8%, to $41.1 million in the year ended December 31, 2014 from $60.3 million in the year ended December 31, 2013.

Steel segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities. Such expenses decreased by $168.6 million, or 32.3%, to $353.9 million in the year ended December 31, 2014 from $522.5 million in the year ended December 31, 2013, mainly due to a decrease in export sales volumes by 35.4% and domestic sales volumes by 20.9%. As a percentage of steel segment revenues, selling and distribution expenses decreased to 9.2% in the year ended December 31, 2014 from 9.7% in the year ended December 31, 2013.

Taxes other than income tax decreased by $7.3 million, or 16.0%, to $38.2 million in the year ended December 31, 2014 from $45.5 million in the year ended December 31, 2013. As a percentage of segment revenues, these taxes increased from 0.8% to 1.0%. Property and land taxes decreased by $7.1 million, or 19.3%, to $29.6 million in the year ended December 31, 2014 from $36.7 million in the year ended December 31, 2013, mainly due to ruble depreciation and revision of the cadastral valuation of land.

Allowance for doubtful accounts increased by $26.4 million, or 880.0%, resulting in a $23.4 million loss in the year ended December 31, 2014 from a $3.0 million income in the year ended December 31, 2013, due to higher provisions with respect to outstanding amounts owed by certain of the segment’s consumers (engineering and transport industries) that are experiencing liquidity problems.

Provision for amounts due from related parties decreased by $666.8 million, or 95.3%, to $33.0 million in the year ended December 31, 2014 from $699.8 million in the year ended December 31, 2013, mainly due to the fact that main provision was recognized in 2013:

•	in 2013, based on our estimates of future cash inflows of trade balances and prepayments from the related metallurgical plants and Metallurg-Trust we recognized a provision of $699.8 million for these balances; and

•	in 2014, based on our estimates of future cash inflows of accounts receivable from certain related metallurgical plants and Metallurg-Trust we recognized a provision of $26.2 million, as well as a provision of $6.8 million from other related parties.

Loss on write off of property, plant and equipment increased by $5.1 million, or 566.7%, to $6.0 million in the year ended December 31, 2014 from $0.9 million in the year ended December 31, 2013, due to the increase in the amount of idled property, plant and equipment written off by our steel production subsidiaries.

Impairment of goodwill and long-lived assets decreased by $61.7 million, or 33.9%, to $120.2 million in the year ended December 31, 2014 from $181.9 million in the year ended December 31, 2013, due to the following:

•	in 2013, we recognized impairment of goodwill in relation to our trading subsidiaries WNL Staal and Ramateks of $4.5 million due to the continuing decrease in prices for commodities and the lack of positive prospects for the recovery of the European market and impairment of long-lived assets in relation to Donetsk Electrometallurgical Plant of $177.4 million as a result of reduction of the carrying amount of the assets to their fair value; and

•	in 2014, we recognized impairment of long-lived assets in relation to Izhstal of $101.1 million, Donetsk Electrometallurgical Plant of $18.0 million and Mechel Service Romania of $1.1 million due to the lack of positive prospects for the recovery of the European market.

General, administrative and other expenses decreased by $62.3 million, or 25.4%, to $182.5 million in the year ended December 31, 2014 from $244.8 million in the year ended December 31, 2013, and increased as a percentage of segment revenues to 4.7% in the year ended December 31, 2014 from 4.6% in the year ended December 31, 2013. Payroll and related social taxes decreased by $27.2 million, or 22.6%, to $93.1 million in the year ended December 31, 2014 from $120.3 million in the year ended December 31, 2013, mainly due to the

20.6% depreciation of the ruble relative to the U.S. dollar and optimization of personnel capacity in our European trading companies. Social expenses (including pension expenses) decreased by $3.3 million, or 31.7%, to $7.1 million in the year ended December 31, 2014 from $10.4 million in the year ended December 31, 2013, due to the cost-cutting measures implemented by our management. Rent and maintenance, business travel expenses, bank charges and office expenses decreased by $14.8 million, or 35.7%, to $26.7 million in the year ended December 31, 2014 from $41.5 million in the year ended December 31, 2013, mainly due to the cost-cutting measures implemented by our management. Professional expenses, which include auditing, accounting, legal and engineering fees and insurance services decreased by $3.1 million, or 24.4%, to $9.6 million in the year ended December 31, 2014 from $12.7 million in the year ended December 31, 2013, due to the decreased involvement of external consultants in 2014. Other administrative and operating expenses decreased by $14.0 million, or 23.2%, to $46.0 million in the year ended December 31, 2014 from $59.9 million in the year ended December 31, 2013, mainly due to the ruble depreciation.

Power segment

In 2014, selling and distribution expenses consisted almost entirely of electricity transmission costs incurred by our Kuzbass Power Sales Company for the usage of the power grid through which electricity is distributed to end consumers. These costs are incurred by all power distribution companies pursuant to agreements between the distribution company and the grid operator. These expenses decreased by $25.7 million, or 10.1%, to $228.4 million in the year ended December 31, 2014 from $254.1 million in the year ended December 31, 2013, as a result of the depreciation of the ruble against the U.S. dollar. Selling and distribution expenses in ruble terms increased by 8% due to an increase in electricity sales volume.

Taxes other than income tax increased by $0.3 million, or 15.8%, to $2.2 million in the year ended December 31, 2014 from $1.9 million in the year ended December 31, 2013, due to the increase in property tax accrued by Southern Kuzbass Power Plant.

Allowance for doubtful accounts decreased by $2.1 million to $13.7 million in the year ended December 31, 2014 from $15.8 million in the year ended December 31, 2013, mainly due to the decrease in allowance for trade receivables from the related metallurgical plants.

In 2013, as a result of the goodwill impairment test we recognized the impairment loss of Kuzbass Power Sales Company in the amount of $28.1 million for the year ended December 31, 2013. The goodwill impairment test is made on an annual basis. No impairment loss was recognized in 2014. See note 24 to the consolidated financial statements.

General, administrative and other expenses decreased by $5.5 million, or 29.9%, to $12.9 million in the year ended December 31, 2014 from $18.4 million in the year ended December 31, 2013, due to reversal of provisions for penalties of commercial agreements and reduction in personnel expenses as a result of power plants organizational optimization.

Operating income (loss)

Operating income (loss) changed by $783.2 million, or 119.2%, to $126.4 million income in the year ended December 31, 2014 from $656.8 million loss in the year ended December 31, 2013. Operating income as a percentage of consolidated revenues was 2.0% in the year ended December 31, 2014 and operating loss as a percentage of consolidated revenues was 7.7% in the year ended December 31, 2013, mainly due to an increase in consolidated gross margin to 37.1% in the year ended December 31, 2014 from 31.3% in the year ended December 31, 2013 and a decrease in losses from provision for amounts due from related parties as explained above.

The table below sets out operating income (loss) by segment, including as a percentage of segment revenues.

	Year Ended December 31, 2014		Year Ended December 31, 2013
Operating Income (Loss) by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Mining segment	63,682	2.4%	211,895	6.7%
Steel segment	42,120	1.1%	(853,059)	(15.9)%
Power segment	8,018	0.8%	(12,644)	(1.1)%
Elimination of intersegment unrealized loss (profit)(1)	12,608		(2,949)

Consolidated operating income (loss)	126,428		(656,757)

(1)	Our management evaluates the performance of our segments before the elimination of unrealized profit in inventory balances of segments that was generated by the segments but not recognized as profit in our consolidated financial statements until the sale of such inventories to third parties. Therefore, we present our segments before such elimination, and such elimination is presented separately. The change in intersegment unrealized profit adjustment in the year ended December 31, 2014 as compared to the year ended December 31, 2013 was due to the decrease in gross margin of our mining segment in 2014.

Mining segment

Mining segment operating income decreased by $148.2 million, or 69.9%, to $63.7 million in the year ended December 31, 2014 from $211.9 million in the year ended December 31, 2013. The operating margin percentage decreased to 2.4% in the year ended December 31, 2014 from 6.7% in the year ended December 31, 2013, mainly due to the decrease in coking coal, anthracite and PCI, coke and iron ore sales prices, as well as the decrease in iron ore sales volumes.

Steel segment

Steel segment operating loss decreased by $895.2 million, or 104.9%, to $42.1 million income in the year ended December 31, 2014 from $853.1 million loss in the year ended December 31, 2013. The operating margin percentage changed to positive 1.1% in the year ended December 31, 2014 from negative 15.9% in the year ended December 31, 2013, mainly due to the factors that affected operating income in 2013, such as the recognition of losses from the impairment of long-lived assets of Donetsk Electrometallurgical Plant and a provision on trade and other balances due from the related metallurgical plants as well as the increase in gross profit margin in 2014 following the reduction in raw materials prices that are the main input for the goods produced by the steel segment, the increase of production of high value-added products and the decrease of repair expenses.

Power segment

Power segment operating income increased by $20.6 million, or 163.5%, to an operating income of $8.0 million in the year ended December 31, 2014 from an operating loss of $12.6 million in the year ended December 31, 2013. The operating margin percentage became positive 0.8% in the year ended December 31, 2014 as compared to negative 1.1% in the year ended December 31, 2013, as a result of the optimization of expenses and the increase in sales tariffs.

Other income and expense, net

Other income and expense, net consists of income from equity investees, interest income, interest expense, other loss and foreign exchange loss. The table below sets forth these costs for the years ended December 31, 2014 and 2013, including as a percentage of revenues.

	Year Ended December 31, 2014		Year Ended December 31, 2013
Other Income and Expense, Net	Amount	% of Revenues	Amount	% of Revenues
	(In thousands of U.S. dollars, except for percentages)
Income from equity investees	276	0.0%	3,589	0.0%
Interest income	2,398	0.0%	7,330	0.1%
Interest expense	(793,228)	(12.4)%	(740,601)	(8.7)%
Other loss, net	(9,613)	(0.2)%	(74,571)	(0.9)%
Foreign exchange loss	(2,396,123)	(37.4)%	(164,768)	(1.9)%

Total	(3,196,290)	(50.0)%	(969,021)	(11.4)%

Income from equity investees decreased by $3.3 million, or 91.7%, to $0.3 million in the year ended December 31, 2014 from $3.6 million in the year ended December 31, 2013. Income earned by the group in 2013 related to our share of income from our equity investment of Port Vanino amounted to $3.3 million (see note 9 to the consolidated financial statements).

Interest income decreased by $4.9 million, or 67.1%, to $2.4 million in the year ended December 31, 2014 from $7.3 million in the year ended December 31, 2013. The decrease was mainly due to the fact that interest income in 2013, but not 2014, included interest of Southern Kuzbass Coal Company’s deposit and interest on loans provided to Romanian companies.

Interest expense increased by $52.6 million, or 7.1%, to $793.2 million in the year ended December 31, 2014 from $740.6 million in the year ended December 31, 2013, due to the increase in the weighted average interest rate from 9.1% in the year ended December 31, 2013 to 11.5% in the year ended December 31, 2014 and also because of changes in exchange rates.

Other loss decreased by $65.0 million, or 87.1%, to $9.6 million in the year ended December 31, 2014 from $74.6 million in the year ended December 31, 2013, mainly due to the disposal of the Romanian subsidiaries of $80.3 million which included the accumulated currency translation adjustment in 2013.

Foreign exchange loss increased by $2,231.3 million, or 1,353.9%, to $2,396.1 million in the year ended December 31, 2014 from $164.8 million in the year ended December 31, 2013, mainly due to revaluation of the U.S. dollar-denominated debts and payables of Yakutugol and Southern Kuzbass Coal Company, as well as to the depreciation of the ruble against the U.S. dollar.

Income tax expense

Income tax expense changed by $263.0 million, or 332.5%, to $183.9 million benefit in the year ended December 31, 2014 from $79.1 million expense in the year ended December 31, 2013, due to an overall decrease in operating income. Our effective tax rate changed to positive 6.0% from negative 4.9%, due to the increase in loss from continuing operations before income tax.

Net loss from discontinued operations

Net loss from discontinued operations increased by $255.7 million, or 21.0%, to $1,473.8 million in the year ended December 31, 2014 from $1,218.1 million in the year ended December 31, 2013, mainly due to the recognition of Bluestone as held for sale in 2014.

Net income (loss) attributable to non-controlling interests

Net income (loss) attributable to non-controlling interests changed by $29.3 million, or 586.0%, to a $24.3 million loss in the year ended December 31, 2014 from a $5.0 million income in the year ended December 31, 2013. The non-controlling interest in the loss of our subsidiaries in the year ended December 31, 2014 was $30.5 million for Southern Kuzbass Coal Company and $16.2 million for Izhstal and was partially offset by the non-controlling interest in the income of Korshunov Mining Plant of $7.1 million and Urals Stampings Plant of $4.2 million.

Net loss attributable to shareholders of Mechel

Net loss attributable to our shareholders increased by $1,407.4 million, or 48.1%, to $4,335.4 million in the year ended December 31, 2014 from $2,928.0 million in the year ended December 31, 2013, due to the increase of foreign exchange losses and losses of discontinued operations.

Net loss attributable to common shareholders of Mechel

Net loss attributable to our common shareholders increased by $1,407.4 million, or 48.1%, to $4,335.6 million in the year ended December 31, 2014 from $2,928.1 million in the year ended December 31, 2013. This change was in line with the increase in net loss attributable to all our shareholders.

Year ended December 31, 2013 compared to year ended December 31, 2012

Net revenues

Consolidated revenues decreased by $2,247.6 million, or 20.9%, to $8,505.9 million in the year ended December 31, 2013 from $10,753.5 million in the year ended December 31, 2012.

The sales decrease was due to a decrease in sales prices across our major segments, as well as a decrease in sales volumes in our mining and steel segments.

The following table sets forth our net revenues by segment, including a breakdown by sales to third parties and other segments.

	Year Ended December 31,
Net Revenues by Segment	2013	2012
	(In thousands of U.S. dollars, except percentages)
Mining segment
To third parties	2,619,262	3,143,660
To power segment	48,253	44,801
To steel segment	476,948	583,035

Total	3,144,463	3,771,496

Steel segment
To third parties	5,132,100	6,852,614
To power segment	154,788	148,265
To mining segment	85,054	113,459

Total	5,371,942	7,114,338

	Year Ended December 31,
Net Revenues by Segment	2013	2012
	(In thousands of U.S. dollars, except percentages)
Power segment
To third parties	754,568	757,239
To steel segment	346,581	348,139
To mining segment	89,056	80,398

Total	1,190,205	1,185,776

Eliminations	1,200,679	1,318,097

Consolidated revenues	8,505,931	10,753,784

% from mining segment	30.8%	29.2%
% from steel segment	60.3%	63.7%
% from power segment	8.9%	7.0%

Mining segment

Our total mining segment sales decreased by $627.0 million, or 16.6%, to $3,144.5 million in the year ended December 31, 2013 from $3,771.5 million in the year ended December 31, 2012.

Coking coal concentrate sales to third parties decreased by $273.0 million, or 22%, to $966.5 million in the year ended December 31, 2013 from $1,239.5 million in the year ended December 31, 2012, as a result of a decrease in sales prices of $280.4 million, which was partially offset by an increase in sales volumes of $7.4 million. In 2013, there was an oversupply of coking coal on the international markets. Spot prices for premium hard coking coal declined during the first half of 2013 and dropped to a low of $131 per tonne (FOB Australia) in July, according to Platts. In the third quarter of 2013, spot prices rose to $152 per tonne due to improved buying activity from both Chinese and non-Chinese markets. In the fourth quarter of 2013, oversupply in the international markets continued and spot prices declined to $135 per tonne (FOB Australia) in December 2013. In general, spot prices in 2013 decreased by 23% in comparison with 2012. Hard coking coal contract prices were also depressed by weak market conditions in 2013. In the first quarter of 2013, contract prices fell to $165 per tonne (FOB Australia). The second quarter of 2013 was characterized by a moderate increase in contract prices to $172 per tonne (FOB Australia). In the third and fourth quarters of 2013, contract prices were set at $145 per tonne and $152 per tonne (FOB Australia), respectively.

The volume of coking coal concentrate sold to third parties increased insignificantly by 44.7 thousand tonnes, or 0.6%, to 7,500 thousand tonnes in the year ended December 31, 2013 from 7,455 thousand tonnes in the year ended December 31, 2012.

The volume of coking coal sold to third parties increased at Yakutugol and decreased at Southern Kuzbass Coal Company. Yakutugol’s coking coal sales volumes increased by 776 thousand tonnes, or 16%, to 5,679 thousand tonnes in the year ended December 31, 2013 from 4,903 thousand tonnes in the year ended December 31, 2012. Southern Kuzbass Coal Company’s coking coal sales volumes decreased by 730 thousand tonnes, or 29%, to 1,821 thousand tonnes in the year ended December 31, 2013 from 2,551 thousand tonnes in the year ended December 31, 2012.

Coke sales to third parties (including to Southern Urals Nickel Plant, which is classified as discontinued operations) decreased by $149.2 million, or 40.9%, to $215.5 million in the year ended December 31, 2013 from $364.7 million in the year ended December 31, 2012, as a result of a decrease in sales prices of $54 million and a decrease in sales volumes of $95.2 million. The decrease in sales prices was driven by the decrease in the price of coking coal, the key raw material in the production of coke. Coke sales volume decreased both in domestic and export markets. The sales volume decrease in the domestic market was due to the suspension of operations at

Southern Urals Nickel Plant in the fourth quarter of 2012, and no coke sales were made to Southern Urals Nickel Plant in 2013. Export sales of coke decreased as a result of both a drop in market prices and lower production volumes of relevant quality coke caused by the reduction of high-quality coking coal production.

Coke supplied to the steel segment decreased by $127.6 million, or 25%, to $382.3 million in the year ended December 31, 2013 from $509.9 million in the year ended December 31, 2012. The decrease was due to a decrease in sales prices of $75.4 million and a decrease in sales volumes of $52.2 million. Coke sales volumes from Mechel Coke to Chelyabinsk Metallurgical Plant decreased by 220 thousand tonnes, or 10%, from 2,149 thousand tonnes in the year ended December 31, 2012 to 1,929 thousand tonnes in the year ended December 31, 2013 as a result of lower demand due to a decrease in pig iron production volumes.

Chemical products sales to third parties decreased by $8.2 million, or 10.8%, to $67.7 million in the year ended December 31, 2013 from $75.9 million in the year ended December 31, 2012, mainly as a result of a decrease in sales volumes. Sales volumes decreased mainly due to the reduction of chemical products production volumes in line with the reduction of coke production volumes.

Anthracite and PCI sales to third parties decreased by $15.3 million, or 2.1%, to $696.5 million in the year ended December 31, 2013 from $711.8 million in the year ended December 31, 2012, as a result of a decrease in sales prices of $129.9 million, which was significantly offset by an increase of $114.6 million in sales volumes. Sales prices decreased due to the drop in the price of coking coal, the key raw material in the production of anthracite and PCI. Sales volumes increased due to our decision to increase production volumes of PCI instead of steam coal.

Steam coal sales to third parties decreased by $43.4 million, or 36.6%, to $75.3 million in the year ended December 31, 2013 from $118.7 million in the year ended December 31, 2012, as a result of a decrease in sales volumes of $33.2 million and a decrease in sales prices of $10.2 million. Overall, steam coal prices movement corresponded to the downward trend in coking coal prices during 2013. The decrease in sales volumes was mainly due to continued realization of our strategy of increasing PCI production and sales at the expense of steam coal.

Steam coal supplied to the power segment increased by $2.1 million, or 10.4%, to $22.3 million in the year ended December 31, 2013 from $20.2 million in the year ended December 31, 2012, as a result of an increase in sales volumes of $2.3 million that was partially offset by a decrease in sales prices of $0.2 million. Sales of steam coal from Southern Kuzbass Coal Company to Southern Kuzbass Power Plant increased by 108 thousand tonnes, or 15%, from 717 thousand tonnes in the year ended December 31, 2012 to 825 thousand tonnes in the year ended December 31, 2013 due to increased electricity production caused by higher demand for power in the Kemerovo region.

Sales of iron ore to third parties decreased by $32.8 million, or 7.4%, to $411.9 million in the year ended December 31, 2013 from $444.7 million in the year ended December 31, 2012, as a result of a decrease in sales volumes of $50.2 million, which was partially offset by an increase of $17.4 million in sales prices. The average annual spot iron ore price (63.5% Fe dry, CIF) increased by 3% from $135 per tonne in the year ended December 31, 2012 to $139 per tonne in the year ended December 31, 2013, according to CRU. Iron ore sales volumes decreased by 469 thousand tonnes, or 11%, from 4,157 thousand tonnes in the year ended December 31, 2012 to 3,688 thousand tonnes in the year ended December 31, 2013; at the same time iron ore sales in the domestic market increased by 31% while iron ore sales in the export market decreased by 29%. The main reason for such sales re-orientation was the increase in demand from major domestic customers (such as EVRAZ).

Supplies of iron ore to the steel segment increased by $26.5 million, or 131.8%, to $46.6 million in the year ended December 31, 2013 from $20.1 million in the year ended December 31, 2012, as a result of $10.6 million increase in sales prices and $15.9 million increase in sales volumes. Sales volumes increased because of the increased share of iron ore consumed at Chelyabinsk Metallurgical Plant which was produced by Korshunov

Mining Plant from 3.2% in the year ended December 31, 2012 to 8.2% in the year ended December 31, 2013, in turn, the result of a substitution of external supplies. In 2013, the increase in sales prices corresponded to the world market upward trend: the average iron ore spot prices increased by 5% in comparison with 2012.

Excluding intersegment sales, export sales remained stable at the level of 70.8% of mining segment sales in the year ended December 31, 2013, compared to 70.6% in the year ended December 31, 2012.

Steel segment

Our steel segment revenues decreased by $1,742.4 million, or 24.5%, to $5,371.9 million in the year ended December 31, 2013 from $7,114.3 million in the year ended December 31, 2012. The decrease in third-party sales volumes was due to the disposal of the Romanian subsidiaries and the cessation of purchases and resale of products from the related metallurgical plants in 2013. In 2013, steel segment sales in domestic and export markets showed different trends: demand in our export market was soft due to unstable economic and political conditions, while demand in our domestic market was relatively strong. Consumption of steel products in Russia increased by 1.3% in the year ended December 31, 2013 to 45.7 million tonnes from 45.1 million tonnes in the year ended December 31, 2012, according to Metal Expert.

Semi-finished products sales decreased by $731.5 million, or 62.2%, to $443.9 million in the year ended December 31, 2013 from $1,175.4 million in the year ended December 31, 2012, as a result of a decrease of $26.4 million in sales prices and a decrease of $705.1 million in sales volumes. Sales prices decreased due to a decrease in the world prices for billets: the average price for square billet (FOB Black Sea) decreased by 10% to $509 per tonne in the year ended December 31, 2013 from $564 per tonne in the year ended December 31, 2012, according to Metal Expert. The decrease in third-party sales volumes was due to the increase in consumption within our steel segment and to the decrease in sales volumes of semi-finished products purchased from the related metallurgical plants.

Other long products sales decreased by $160.1 million, or 15.9%, to $845.8 million in the year ended December 31, 2013 from $1,005.9 million in the year ended December 31, 2012, as a result of a decrease of $39.3 million in sales prices and a decrease of $120.8 million in sales volumes. The decrease in sales prices was mainly driven by the decrease in the prices of steel-making raw materials (iron ore, coking coal, etc.) as well as by the decrease in world demand. Sales volumes decreased due to the disposal of the Romanian subsidiaries and the decrease in sales volumes of products purchased from the related metallurgical plants.

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

Wire sales decreased by $113.8 million, or 19.2%, to $479.4 million in the year ended December 31, 2013 from $593.2 million in the year ended December 31, 2012, as a result of a decrease of $33.3 million in sales prices and a decrease of $80.5 million in sales volumes. The decrease in sales prices was driven by the decrease in the prices of wire rod used as the main input for wire production, as well as by the decrease in world demand. Sales volumes decreased due to the disposal of the Romanian subsidiaries.

Rebar sales decreased by $249.6 million, or 14.8%, to $1,439.8 million in the year ended December 31, 2013 from $1,689.4 million in the year ended December 31, 2012, as a result of a decrease of $137.8 million in sales prices and a decrease of $111.8 million in sales volumes. In 2013, the Russian domestic price for rebar declined by 15% to $601 per tonne from $707 per tonne in 2012, according to Metal-Courier. Sales volumes decreased due to the disposal of the Romanian subsidiaries and the revised strategy to focus on sales of key products by our European trading subsidiaries.

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

Pig iron sales decreased by $41.0 million, or 37.2%, to $69.1 million in the year ended December 31, 2013 from $110.1 million in the year ended December 31, 2012, as a result of a decrease of $11.8 million in sales prices and a decrease of $29.3 million in sales volumes. The decrease in third-party sales was due to an increase in consumption within our steel segment.

Stampings sales decreased by $39.5 million, or 13.6%, to $250.2 million in the year ended December 31, 2013 from $289.7 million in the year ended December 31, 2012, as a result of a decrease of $15.8 million in sales prices and a decrease of $23.7 million in sales volumes. The decrease in sales prices was driven by the decrease in domestic prices during 2013 as a result of weakening demand. The decrease in sales volumes was due to lower demand from the key consuming industries (engineering and transport industries).

Ferrosilicon sales increased by $11.4 million, or 17.4%, to $77.0 million in the year ended December 31, 2013 from $65.6 million in the year ended December 31, 2012, as a result of a decrease of $6.9 million in sales prices that was offset by an increase of $18.4 million in sales volumes. The increase in sales volumes was due to the increase in stainless steel production volumes in the year ended December 31, 2013. Sales prices decreased due to a decrease in the price of ferrosilicon in Russia attributable to weakening demand. Increase in sales volumes was due to the increase in export sales to the Asian market following the growth of demand.

Sales of non-core products and services decreased by $190.1 million, or 46.1%, to $221.9 million in the year ended December 31, 2013 from $412.0 million in the year ended December 31, 2012, due to the decrease in scrap metal sales and services to the related metallurgical plants.

Excluding intersegment sales, export sales were 19.1% of steel segment sales in the year ended December 31, 2013, compared to 25.0% in the year ended December 31, 2012. The proportion of our export sales decreased due to the weakening demand in the European markets in 2013 and the reduction of export sales in Middle East and Asia by 67.0% and 40.0%, respectively, as a result of the declined purchases from the related metallurgical plants in 2013.

Power segment

Our power segment revenues increased by $4.4 million, or 0.4%, to $1,190.2 million in the year ended December 31, 2013 from $1,185.8 million in the year ended December 31, 2012.

Electricity sales to third parties increased by $1.8 million, or 0.3%, to $673.1 million in the year ended December 31, 2013 from $671.3 million in the year ended December 31, 2012, as a result of an increase of $17.8 million in sales prices which was mostly offset by a decrease of $16.0 million in sales volumes. Sales prices increased as a result of further liberalization of sales prices in the Russian electricity market. The decrease in sales volumes occurred as a result of lower demand due to weakness in the steel market.

Other revenue, which consists mostly of heat energy, decreased by $4.4 million, or 5.1%, to $81.5 million in the year ended December 31, 2013 from $85.9 million in the year ended December 31, 2012, due to the decrease in revenue following the disposal of Nytva-Energo, a heat energy producer, in October 2012.

Intersegment sales increased by $7.1 million, or 1.7%, to $435.6 million in the year ended December 31, 2013 from $428.5 million in the year ended December 31, 2012, as a result of the increase in electricity sales volumes to the mining segment.

Southern Kuzbass Power Plant contributed $18.1 million to power segment revenues through power generation capacity sales to third parties in the year ended December 31, 2013 compared to $11.5 million contributed by Southern Kuzbass Power Plant and Mechel Energo in the year ended December 31, 2012.

Cost of goods sold and gross margin

The consolidated cost of goods sold was 68.7% of consolidated revenues in the year ended December 31, 2013, as compared to 69.1% of consolidated revenues in the year ended December 31, 2012, resulting in an increase in consolidated gross margin to 31.3% in the year ended December 31, 2013 from 30.9% for the year ended December 31, 2012. Cost of goods sold primarily consists of costs relating to raw materials (including products purchased for resale), direct payroll, depreciation and energy. The table below sets forth cost of goods sold and gross margin by segment for the years ended December 31, 2013 and 2012, including as a percentage of segment revenues.

	Year Ended December 31, 2013		Year Ended December 31, 2012
Cost of Goods Sold and Gross Margin by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Mining segment
Cost of goods sold	1,627,622	51.8%	1,866,235	49.5%
Gross margin	1,516,841	48.2%	1,905,261	50.5%
Steel segment
Cost of goods sold	4,531,438	84.4%	6,055,146	85.1%
Gross margin	840,504	15.6%	1,059,192	14.9%
Power segment
Cost of goods sold	884,423	74.3%	879,833	74.2%
Gross margin	305,783	25.7%	305,943	25.8%

Mining segment

Mining segment cost of goods sold decreased by $238.6 million, or 12.8%, to $1,627.6 million in the year ended December 31, 2013 from $1,866.2 million in the year ended December 31, 2012. The gross margin percentage decreased to 48.2% in the year ended December 31, 2013 from 50.5% in the year ended December 31, 2012.

The decrease in the mining segment’s gross margin percentage is due to the decrease in FCA sales prices of coking coal, anthracite, PCI and iron ore in the export and domestic markets by 27.1%, 12.9% and 12.4%, respectively.

Coal production cash costs per tonne (see “— “Cash Costs per Tonne” Measure”) at Southern Kuzbass Coal Company decreased by $3.4 per tonne, or 8.3%, from $40.8 in the year ended December 31, 2012 to $37.4 in the year ended December 31, 2013, mainly due to:

•	a decrease in other production services by $2.0 per tonne due to the curtailment of repairs and reduction in drilling and blasting operations; and

•	a decrease in raw materials expenses by $1.5 per tonne caused by the decrease in explosive materials consumption due, in turn, to a decline in mining excavation.

Production cash costs of coal at Yakutugol increased by $1.7 per tonne, or 5.5%, from $31.8 in the year ended December 31, 2012 to $33.5 in the year ended December 31, 2013, mainly due to an increase in raw materials expenses driven, in turn, by growth in fuel prices and an increase in personnel expenses caused by an annual salary indexation of 8.8% in 2013 compared to an indexation of 8.3% in 2012.

Coke production cash costs decreased by 21.5% at Moscow Coke and Gas Plant and by 20.8% at Mechel Coke in line with the decrease in the purchase price of coking coal concentrate.

Production cash costs of iron ore increased by 12.0% due to the increase in drilling operation and personnel expenses by 35.3% and 21.7%, respectively.

Steel segment

Steel segment cost of goods sold decreased by $1,523.7 million, or 25.2%, to $4,531.4 million in the year ended December 31, 2013 from $6,055.1 million in the year ended December 31, 2012. Steel segment cost of goods sold was 84.4% of the segment’s revenues in the year ended December 31, 2013, as compared to 85.1% in the year ended December 31, 2012. The increase in gross margin from 14.9% to 15.6% was primarily due to the disposal of the Romanian subsidiaries, which were recording sales of steel products with negative gross margin.

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

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2013 is presented below:

	In Thousands of Tonnes	Cash Cost, U.S. Dollars per Tonne	In Thousands of U.S. Dollars
Coal — Southern Kuzbass Coal Company — sales to third parties	7,373	37	275,953
Coal — Southern Kuzbass Coal Company — intersegment sales	1,731	37	64,853
Coal — Yakutugol — sales to third parties	9,025	34	302,550
Coal — Yakutugol — intersegment sales	0	34	0
Iron ore — Korshunov Mining Plant — sales to third parties	3,688	50	184,746
Iron ore — Korshunov Mining Plant — intersegment sales	0	50	0
Coke — Moscow Coke and Gas Plant — sales to third parties(1)	665	221	147,252
Coke — Moscow Coke and Gas Plant — intersegment sales	0	221	0
Coke — Mechel Coke — sales to third parties(2)	347	161	56,040
Coke — Mechel Coke — intersegment sales	1,936	161	312,391
Depreciation			171,773

	In Thousands of Tonnes	Cash Cost, U.S. Dollars per Tonne	In Thousands of U.S. Dollars
Depletion			58,432
Write-down of inventory to their net realizable value			6,017
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			11,535
Costs of other products and services (coking products, washing services) and costs of other subsidiaries(3)			36,080

Total mining segment cost of sales			1,627,622

(1)	Cash costs per tonne for coke was reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was $7, or 3%, at Moscow Coke and Gas Plant in the year ended December 31, 2013.
(2)	Cash costs per tonne for coke was reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was $20, or 13%, at Mechel Coke in the year ended December 31, 2013.
(3)	Line “Costs of other products and services” was increased by the amount of by-products credits of $20.1 million in the year ended December 31, 2013.

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2012 is presented below:

	In Thousands of Tonnes	Cash Cost, U.S. Dollars per Tonne	In Thousands of U.S. Dollars
Coal — Southern Kuzbass Coal Company — sales to third parties	7,534	41	307,348
Coal — Southern Kuzbass Coal Company — intersegment sales	698	41	28,462
Coal — Yakutugol — sales to third parties	8,435	32	268,097
Coal — Yakutugol — intersegment sales	0	32	0
Iron ore — Korshunov Mining Plant — sales to third parties	4,157	45	185,867
Iron ore — Korshunov Mining Plant — intersegment sales	251	45	11,223
Coke — Moscow Coke and Gas Plant — sales to third parties(1)	925	245	226,538
Coke — Moscow Coke and Gas Plant — intersegment sales	2	245	435
Coke — Mechel Coke — sales to third parties(2)	420	183	76,881
Coke — Mechel Coke — intersegment sales	2,158	183	395,059
Depreciation			155,293
Depletion			57,956
Write-down of inventory to their net realizable value			18,399
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			68,392
Costs of other products and services (coking products, washing services) and costs of other subsidiaries(3)			66,285

Total mining segment cost of sales			1,866,235

(1)	Cash costs per tonne for coke was reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was $6, or 2%, at Moscow Coke and Gas Plant in the year ended December 31, 2012.
(2)	Cash costs per tonne for coke was reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was $20, or 11%, at Mechel Coke in the year ended December 31, 2012.
(3)	Line “Costs of other products and services” was increased by the amount of by-products credits of $22.1 million in the year ended December 31, 2012.

Selling, distribution and operating expenses

Selling, distribution and operating expenses decreased by $598.7 million, or 15.3%, to $3,316.9 million in the year ended December 31, 2013 from $3,915.6 million in the year ended December 31, 2012, as a result of a decrease in provisions for amounts due from related parties in the mining and steel segments and impairment of goodwill and long-lived assets in the steel segment which was partially offset by an increase in selling and distribution expenses in the mining and power segments. As a percentage of consolidated revenues, selling, distribution and operating expenses increased to 39.0% in the year ended December 31, 2013 from 36.4% in the year ended December 31, 2012, mainly due to an increase in transportation tariffs and a change in the structure of export sales from Europe to Asia. Our selling, distribution and operating expenses consist primarily of selling and distribution expenses, taxes other than income tax, loss on write off of property, plant and equipment, provision for doubtful accounts, amounts due from related parties, impairment of goodwill and long-lived assets and general, administrative and other operating expenses. The table below sets forth these costs by segment for the years ended December 31, 2013 and 2012, including as a percentage of segment revenues.

	Year Ended December 31, 2013		Year Ended December 31, 2012
Selling, Distribution and Operating Expenses by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Mining segment
Selling and distribution expenses	943,769	30.0%	839,112	22.2%
Taxes other than income tax	78,167	2.5%	81,056	2.1%
Allowance for doubtful accounts	9,138	0.3%	4,162	0.1%
Accretion expense	3,344	0.1%	2,547	0.1%
Provision for amounts due from related parties	1,566	0.0%	22,668	0.6%
Loss on write off of property, plant and equipment	16,358	0.5%	6,820	0.2%
Impairment of goodwill and long-lived assets	5,659	0.2%	—	0.0%
General, administrative and other operating expenses	246,945	7.9%	222,331	5.9%

Total	1,304,946	41.5%	1,178,696	31.2%

Steel segment
Selling and distribution expenses	522,507	9.7%	620,209	8.7%
Taxes other than income tax	45,530	0.8%	45,613	0.6%
Loss on write off of property, plant and equipment	896	0.0%	4,054	0.1%
Impairment of goodwill and long-lived assets	181,925	3.4%	607,877	8.5%
Provision for amounts due from related parties	699,829	13.0%	896,445	12.6%
Accretion expense	1,116	0.0%	1,225	0.0%
Allowance (recovery of allowance) for doubtful accounts	(2,999)	(0.1)%	16,711	0.2%
General, administrative and other operating expenses	244,759	4.6%	270,115	3.8%

Total	1,693,563	31.4%	2,462,247	34.5%

Power segment
Selling and distribution expenses	254,135	21.4%	251,256	21.2%
Taxes other than income tax	1,875	0.2%	2,215	0.2%
Loss on write off of property, plant and equipment	—	0.0%	5	0.0%
Impairment of goodwill and long-lived assets	28,143	2.4%	—	0.0%
Provision for amounts due from related parties	12,786	1.1%	—	0.0%
Allowance for doubtful accounts	3,023	0.3%	6,706	0.6%
Accretion expense	65	0.0%	68	0.0%
General, administrative and other operating expenses	18,400	1.5%	14,379	1.2%

Total	318,427	26.9%	274,629	23.2%

Mining segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities. Such expenses increased by $104.7 million, or 12.5%, to $943.8 million in the year ended December 31, 2013 from $839.1 million in the year ended December 31, 2012, mainly due to the increase in anthracite and PCI sales volumes by 16.1%. As a percentage of mining segment revenues, selling and distribution expenses increased from 22.2% to 30.0% due to a decrease of 16.7% in sales revenue from sales to third parties and an increase of 12.5% in selling and distribution expenses.

Taxes other than income tax decreased by $2.9 million, or 3.6%, to $78.2 million in the year ended December 31, 2013 from $81.1 million in the year ended December 31, 2012.

Allowance for doubtful accounts increased by $4.9 million to $9.1 million in the year ended December 31, 2013 from $4.2 million in the year ended December 31, 2012, due to the increase in outstanding accounts receivable at the end of 2013. In accordance with our accounting policy, we apply specific rates to overdue accounts receivable depending on the history of cash collections and future expectations of conditions that might impact collectibility.

Provisions for amounts due from related parties decreased by $21.1 million to $1.6 million in the year ended December 31, 2013 from $22.7 million in the year ended December 31, 2012. Based on our future expectations we made a provision for the advances issued to the related metallurgical plants. See note 10 to the consolidated financial statements.

Loss on write off of property, plant and equipment increased by $9.6 million, or 141.2%, to $16.4 million in the year ended December 31, 2013 from $6.8 million in the year ended December 31, 2012, due to an increase in the number of property, plant and equipment objects that are not planned for further use at Yakutugol and Southern Kuzbass Coal Company.

In 2013, as a result of the impairment of goodwill analysis, we recognized an impairment loss in the amount of $5.7 million for the year ended December 31, 2013. Impairment of goodwill analysis is made on an annual basis. No impairment loss was recognized in 2012. See note 24 to the consolidated financial statements.

General, administrative and other expenses consist of payroll and payroll taxes, depreciation, rent and maintenance, legal and consulting expenses, office overheads and other expenses. These expenses increased by $24.6 million, or 11.1%, to $246.9 million in the year ended December 31, 2013 from $222.3 million in the year ended December 31, 2012, mainly as a result of accrual for third parties claim against our subsidiaries. Salaries and related social taxes decreased by $0.8 million, or 0.6%, to $140.6 million in the year ended December 31, 2013 from $141.4 million in the year ended December 31, 2012, mainly as a result of the decrease in payroll due, in turn, to a reduction of administrative personnel. Legal and consulting fees and insurance services increased by 7.2% to $8.9 million in the year ended December 31, 2013 from $8.3 million in the year ended December 31, 2012. Rent and maintenance, business travel expenses, bank charges and office expenses increased by 6.3% to $31.9 million in the year ended December 31, 2013 from $30.0 million in the year ended December 31, 2012. Social expenses increased by $2.2 million, or 73.3%, to $5.2 million in the year ended December 31, 2013 from $3.0 million in the year ended December 31, 2012, mainly as a result of a decline in pension obligations at Yakutugol recognized in 2012. Other administrative and operating expenses increased by $20.7 million, mainly due to the accrual for fines and penalties paid by Yakutugol to customers for failure to meet coal quality requirements under the supply contracts in the amount of $4.4 million. No such expenses were recognized in 2012.

Steel segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities. Such expenses decreased by $97.7 million, or 15.8%, to $522.5 million in the year ended

December 31, 2013 from $620.2 million in the year ended December 31, 2012, mainly due to a decrease in export sales volumes of 42.5%. As a percentage of steel segment revenues, selling and distribution expenses increased to 9.7% in the year ended December 31, 2013 from 8.7% in the year ended December 31, 2012. The increase was due to the decrease in sales prices for all of our products.

Taxes other than income tax decreased by $0.1 million, or 0.2%, to $45.5 million in the year ended December 31, 2013 from $45.6 million in the year ended December 31, 2012. As a percentage of segment revenues, these taxes increased from 0.6% to 0.8%. Property and land taxes decreased by $0.8 million, or 2.1%, to $36.7 million in the year ended December 31, 2013 from $37.5 million in the year ended December 31, 2012, mainly due to the ruble depreciation against the U.S. dollar of 2.4%.

Allowance for doubtful accounts decreased by $19.7 million, or 118.0%, resulting in a $3.0 million income in the year ended December 31, 2013 from a $16.7 million loss in the year ended December 31, 2012, due to the decrease in outstanding doubtful accounts as of December 31, 2013, as well as the collection of certain accounts receivable provided for as of December 31, 2012.

Provision for amounts due from related parties decreased by $196.6 million, or 21.9%, to $699.8 million in the year ended December 31, 2013 from $896.4 million in the year ended December 31, 2012, due to the following:

•	in 2012, based on our future expectations in relation to the recoverability of trade and other balances from the related metallurgical plants and fair value of the assets pledged as security under the Estar Loan Agreement we made a provision of $896.4 million for these balances; and

•	in 2013, based on our estimates of future cash inflows of trade balances and prepayments from the related metallurgical plants and Metallurg-Trust we recognized a provision of $699.8 million for these balances.

Loss on write off of property, plant and equipment decreased by $3.2 million, or 78.0%, to $0.9 million in the year ended December 31, 2013 from $4.1 million in the year ended December 31, 2012, due to the decrease in the amount of idled property, plant and equipment written off by our steel production subsidiaries.

Impairment of goodwill and long-lived assets decreased by $426.0 million, or 70.1%, to $181.9 million in the year ended December 31, 2013 from $607.9 million in the year ended December 31, 2012, due to the following:

•	in 2012, we recognized impairment of goodwill, long-lived assets and mineral license in relation to our Romanian subsidiaries, Mechel Nemunas, Cognor Stahlhandel and Donetsk Electrometallurgical Plant of $583.1 million and Kazakhstansky Nickel Mining Company of $23.9 million due to the decrease in commodity prices, the weakness of the European market and the lack of positive prospects for the recovery of the European market; and

•	in 2013, we recognized impairment of goodwill in relation to our trading subsidiaries WNL Staal and Ramateks of $4.5 million due to the continuing decrease in prices for commodities and the lack of positive prospects for the recovery of the European market and impairment of long-lived assets in relation to Donetsk Electrometallurgical Plant of $177.4 million as a result of reduction the carrying amount of the assets to their fair value.

General, administrative and other expenses decreased by $25.3 million, or 9.4%, to $244.8 million in the year ended December 31, 2013 from $270.1 million in the year ended December 31, 2012, and increased as a percentage of segment revenues to 4.6% in the year ended December 31, 2013 from 3.8% in the year ended December 31, 2012. Payroll and related social taxes decreased by $29.1 million, or 19.5%, to $120.3 million in the year ended December 31, 2013 from $149.4 million in the year ended December 31, 2012, mainly due to the disposal of the Romanian subsidiaries in February 2013. Social expenses (including pension expenses) decreased by $7.4 million, or 41.6%, to $10.4 million in the year ended December 31, 2013 from $17.8 million in the year ended December 31, 2012, mainly due to the disposal of the Romanian subsidiaries in February 2013. Rent and maintenance, business travel expenses, bank charges and office expenses decreased by $4.7 million, or 10.2%, to $41.5 million in the year ended December 31, 2013 from $46.2 million in the year ended December 31, 2012, mainly due to the cost-cutting measures implemented by our management and the disposal of the Romanian subsidiaries. Professional expenses, which include auditing, accounting, legal and engineering fees and insurance services decreased by $2.5 million, or 16.4%, to $12.7 million in the year ended December 31, 2013 from $15.2 million in the year ended December 31, 2012, due to decreased involvement of external consultants in 2013. Other administrative and operating expenses increased by $18.5 million, or 44.7%, to $59.9 million in the year ended December 31, 2013 from $41.5 million in the year ended December 31, 2012, mainly due to an accrual of a $4.4 million provision for litigation related to the Romanian subsidiaries.

Power segment

In 2013 and 2012, selling and distribution expenses consisted almost entirely of electricity transmission costs incurred by our Kuzbass Power Sales Company for the usage of the power grid through which electricity is distributed to end consumers. These costs are incurred by all power distribution companies pursuant to agreements between the distribution company and the grid operator. These expenses increased by $2.8 million, or 1.1%, to $254.1 million in the year ended December 31, 2013 from $251.3 million in the year ended December 31, 2012.

Taxes other than income tax decreased by $0.3 million, or 13.6%, to $1.9 million in the year ended December 31, 2013 from $2.2 million in the year ended December 31, 2012, mainly due to a decrease in environmental payments by Southern Kuzbass Power Plant.

Allowance for doubtful accounts increased by $9.1 million to $15.8 million in the year ended December 31, 2013 from $6.7 million in the year ended December 31, 2012, mainly due to the increase in allowance for trade receivables from the related metallurgical plants.

In 2013, as a result of the goodwill impairment test, we recognized an impairment loss associated with Kuzbass Power Sales Company of $28.1 million for the year ended December 31, 2013. The goodwill impairment test is made on an annual basis. No impairment loss was recognized in 2012. See note 24 to the consolidated financial statements.

General, administrative and other expenses increased by $4.0 million, or 27.8%, to $18.4 million in the year ended December 31, 2013 from $14.4 million in the year ended December 31, 2012, due to lower expenses in the year ended December 31, 2012 as a result of gain of $3.3 million recognized in 2012 related to the reversal of the environmental risks at Southern Kuzbass Power Plant in 2011.

Operating loss

Operating loss increased by $59.2 million, or 9.9%, to $656.8 million in the year ended December 31, 2013 from $597.6 million in the year ended December 31, 2012. Operating loss as a percentage of consolidated revenues increased to 7.7% in the year ended December 31, 2013 from 5.6% in the year ended December 31, 2012, mainly due to the decrease in gross margin in the mining segment and losses from provision for amounts due from related parties in the steel and mining segments as explained above.

The table below sets out operating (loss) income by segment, including as a percentage of segment revenues.

	Year Ended December 31, 2013		Year Ended December 31, 2012
Operating (Loss) Income by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Mining segment	211,895	6.7%	726,565	19.3%
Steel segment	(853,059)	(15.9)%	(1,403,055)	(19.7)%
Power segment	(12,644)	(1.1)%	31,314	2.6%
Elimination of intersegment unrealized (profit) loss(1)	(2,949)		47,580

Consolidated operating loss	(656,757)		(597,596)

(1)	Our management evaluates the performance of our segments before the elimination of unrealized profit in inventory balances of segments that was generated by the segments but not recognized as profit in our consolidated financial statements until the sale of such inventories to third parties. Therefore, we present our segments before such elimination, and such elimination is presented separately. The change in intersegment unrealized profit adjustment in the year ended December 31, 2013 as compared to the year ended December 31, 2012 was due to the decrease in gross margin of our mining segment in 2013.

Mining segment

Mining segment operating income decreased by $514.7 million, or 70.8%, to $211.9 million in the year ended December 31, 2013 from $726.6 million in the year ended December 31, 2012. The operating margin percentage decreased to 6.7% in the year ended December 31, 2013 from 19.3% in the year ended December 31, 2012, mainly due to the decrease in coking coal, anthracite and PCI, coke and iron ore sales prices, the increase in selling and distribution expenses and increase in recognized loss on write off of property, plant and equipment.

Steel segment

Steel segment operating loss decreased by $550.0 million, or 39.2%, to $853.1 million in the year ended December 31, 2013 from $1,403.1 million in the year ended December 31, 2012. The operating margin percentage changed to negative 15.9% in the year ended December 31, 2013 from negative 19.7% in the year ended December 31, 2012, mainly due to the increase in gross profit margin following the disposal of unprofitable Romanian subsidiaries and the factors that negatively affected operating income in 2012, such as recognition of losses from impairment of goodwill and long-lived assets of the Romanian subsidiaries and a provision in relation to the recoverability of trade and other balances due from the related metallurgical plants.

Power segment

Power segment operating (loss) income changed by $43.9 million, or 140.3%, to an operating loss of $12.6 million in the year ended December 31, 2013 from an operating income of $31.3 million in the year ended December 31, 2012. The operating margin percentage changed to negative 1.1% in the year ended December 31, 2013 from positive 2.6% in the year ended December 31, 2012, as a result of a $12.8 million provision for amounts due from related parties and impairment of goodwill at Kuzbass Power Sales Company in the amount of $28.1 million.

Other income and expense, net

Other income and expense, net consists of income from equity investees, interest income, interest expense, other (loss) income and foreign exchange (loss) gain. The table below sets forth these costs for the years ended December 31, 2013 and 2012, including as a percentage of revenues.

	Year Ended December 31, 2013		Year Ended December 31, 2012
Other Income and Expense, Net	Amount	% of Revenues	Amount	% of Revenues
	(In thousands of U.S. dollars, except for percentages)
Income from equity investees	3,589	0.0%	475	0.0%
Interest income	7,331	0.1%	70,178	0.7%
Interest expense	(740,601)	(8.7)%	(649,760)	(6.0)%
Other (loss) income, net	(74,571)	(0.9)%	33,103	0.3%
Foreign exchange (loss) gain	(164,768)	(1.9)%	107,541	1.0%

Total	(969,020)	(11.4)%	(438,463)	(4.0)%

Income from equity investees increased by $3.1 million, or 620.0%, to $3.6 million in the year ended December 31, 2013 from $0.5 million in the year ended December 31, 2012. The increase related to our share of income from our equity investment of Port Vanino (see note 8 to the consolidated financial statements).

Interest income decreased by $62.9 million, or 89.6%, to $7.3 million in the year ended December 31, 2013 from $70.2 million in the year ended December 31, 2012. The decrease was mainly due to the fact that in 2012 interest income included interest on the loan provided to the related metallurgical plants in 2011. Based on our estimates of future cash inflows of loan provided, no such interest income was recognized in 2013.

Interest expense increased by $90.8 million, or 14.0%, to $740.6 million in the year ended December 31, 2013 from $649.8 million in the year ended December 31, 2012, due to the increase in weighted average interest rate from 8.2% in the year ended December 31, 2012 to 9.1% in the year ended December 31, 2013.

Other (loss) income changed by $107.7 million, or 325.4%, to a $74.6 million loss in the year ended December 31, 2013 from a $33.1 million income in the year ended December 31, 2012, mainly due to the following:

•	in 2012, dividends on investments accounted at cost of $26.0 million. No such dividends received in 2013; and

•	in 2013, the disposal of the Romanian subsidiaries of $80.3 million which includes the accumulated currency translation adjustment.

Foreign exchange (loss) gain changed by $272.3 million, or 253.3%, to a loss of $164.8 million in the year ended December 31, 2013 from a gain of $107.5 million in the year ended December 31, 2012. In 2013, the foreign exchange loss was primarily attributable to losses from revaluation of our U.S. dollar-denominated liabilities, including the syndicated loan facilities for refinancing of the acquisition of Yakutugol and our obligation to pay for the shares of Donetsk Electrometallurgical Plant.

Income tax expense

Income tax expense decreased by $163.5 million, or 67.4%, to $79.1 million in the year ended December 31, 2013 from $242.6 million in the year ended December 31, 2012, due to an overall decrease in operating income. Our effective tax rate decreased to 4.9% from 23.4%, due to the increase in loss from continuing operations before income tax.

Net loss from discontinued operations

Net loss from discontinued operations increased by $831.9 million, or 215.4%, to $1,218.1 million in the year ended December 31, 2013 from $386.2 million in the year ended December 31, 2012, mostly due to the recognition of impairment of mineral licenses and long-lived assets of Voskhod Mining Plant and Tikhvin Ferroalloy Plant of $874.8 million.

Net income (loss) attributable to non-controlling interests

Net income (loss) attributable to non-controlling interests changed by $5.3 million, or 1,766.7%, to a $5.0 million income in the year ended December 31, 2013 from a $0.3 million loss in the year ended December 31, 2012. The net income in 2013 attributable to non-controlling interests was due to $14.4 million in income from Tomusinsky Open Pit, $9.0 million in income from Korshunov Mining Plant and $4.6 million in income from Urals Stampings Plant, which was partially offset by $19.2 million in losses attributable to our non-controlling interest in Chelyabinsk Metallurgical Plant and by $5.2 million in losses attributable to our non-controlling interest in Izhstal.

Net loss attributable to shareholders of Mechel

Net loss attributable to our shareholders increased by $1,263.4 million, or 75.9%, to $2,928.0 million in the year ended December 31, 2013 from $1,664.6 million in the year ended December 31, 2012, due to the increase in operating loss in our mining and steel segments as a result of recognition of losses from impairment of goodwill and long-lived assets as well as to the provision for amounts due from the related metallurgical plants and the increase in losses from discontinued operations.

Net loss attributable to common shareholders of Mechel

Net loss attributable to our common shareholders increased by $1,184.5 million, or 67.9%, to $2,928.1 million in the year ended December 31, 2013 from $1,743.6 million in the year ended December 31, 2012. This change was lower than the decrease in net loss attributable to all of our shareholders due to the $78.9 million decrease in the payment of dividends on preferred shares.

Liquidity and Capital Resources

Capital requirements

We expect that our principal capital requirements in the near future will be for financing the repayment of maturing debt and high priority and regular maintenance capital expenditures.

Our business is heavily dependent on machinery for the production of steel and steel products, as well as investments in our mining operations. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. We intend to focus our capital spending on the implementation of projects that we view as key to carrying out our business strategy and improve free cash flow. See “Item 4. Information on the Company — Capital Investment Program” for the objectives of our capital investment program and its details. Over the next three years, i.e., 2015-2017, we expect our capital expenditures on our metals production facilities to total approximately $189.8 million, approximately 69% of which will be in 2015-2016, and approximately 31% in 2017. We intend to spend approximately $1.7 billion for the development of the Elga coal deposit during the period from 2015 to 2017. We intend to finance our capital investments with cash flow from operations and external long-term financing sources. The funds for the development of the Elga coal deposit will be sourced from the project financing received from Vnesheconombank. See “Item 10. Additional Information — Material Contracts — Project Finance — Credit Facility for Elgaugol from Vnesheconombank.”

Our total outstanding debt as of December 31, 2014 and 2013 was $6,845.1 million (of which $6,678.5 million was classified as short-term debt) and $8,991.4 million, respectively. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information regarding the type of financial instruments, the maturity profile of debt, currency and interest rate structure.

In 2014 and 2013, we paid dividends of $0.1 million and $0.2 million, respectively, all of which were paid on preferred shares. See “Item 8. Financial Information — Dividend Distribution Policy” for a description of our dividend policy.

Capital resources

Our strategy has shifted from growing our business through acquisition and expansion opportunities to extracting the maximum value from our existing core assets. We now intend to concentrate on efficiency improvements and modernization of the business lines, which we expect will increase the business’ overall profitability. We may also consider further selective disposal of assets which do not fit our main strategic directions.

Historically, our major sources of cash have been cash generated from operations, bank loans and public debt, and we expect these sources will continue to be our principal sources of cash in the future. For financing of our capital investment program we have also relied on financings secured by foreign export credit agency guarantees. We may also raise cash through equity and debt financings in international capital markets. We do not use off-balance sheet financing arrangements.

The table below summarizes our cash flows for the periods indicated.

	Year Ended December 31,
	2014	2013	2012
	(In thousands of U.S. dollars)
Net cash provided by operating activities	744,627	326,570	1,310,596
Net cash used in investing activities	(472,296)	(179,589)	(839,137)
Net cash used in financing activities	(438,489)	(162,071)	(792,006)

Net cash provided by operating activities was $744.6 million in the year ended December 31, 2014 as compared to net cash provided by operating activities of $326.6 million in the year ended December 31, 2013 and of $1,310.6 million in the year ended December 31, 2012. The operating cash inflows were derived from payments received from sales of our mining, steel and power products, reduced by cash disbursements for direct labor, raw materials and parts, selling, distribution and operating expenses, interest expense and income taxes.

Net cash used in operating activities before changes in working capital items was $147.0 million in the year ended December 31, 2014. Net operating cash outflow of discontinued operations amounted to $20.5 million. Below we analyze major changes in working capital items which in the aggregate accounted for $912.1 million in cash provided by operating activities, resulting in net cash provided by operating activities of $744.6 million.

Working capital items accretive to operating cash flows:

•	a decrease in inventories of $400.9 million due to a significant decrease in finished goods and raw materials held in stock at the warehouses of Mechel Service Global, Mechel Carbon, Southern Kuzbass Coal Company and Chelyabinsk Metallurgical Plant as of December 31, 2014 as compared to December 31, 2013. The main reason for the change in the stock level was the decrease in production volumes across all our segments as a result of the continuation of weak demand in the European and Russian markets;

•	an increase in accrued taxes and other liabilities of $517.0 million due to delays in payments;

•	a decrease in accounts receivable of $53.6 million primarily due to the decrease in sales of Mechel Service, Korshunov Mining Plant, Mechel Carbon and Mechel Trading;

•	a decrease in other current assets of $21.3 million primarily due to a decrease in VAT and other taxes receivable of Southern Kuzbass Coal Company and Mechel Service Global and repayment of accounts receivable to Romanian companies disposed of in 2013;

•	an increase in advances received of $4.5 million; and

•	an increase in accounts payable of $3.2 million.

Working capital items reducing operating cash flows:

•	a decrease in unrecognized income tax benefits of $30.4 million; and

•	net change in balances with related parties of $58.2 million primarily due to transactions with the related metallurgical plants.

Net cash used in operating activities before changes in working capital items was $65.2 million in the year ended December 31, 2013. Net operating cash inflow of discontinued operations amounted to $39.8 million. Below we analyze major changes in working capital items which in the aggregate accounted for $352.0 million in cash provided by operating activities, resulting in net cash provided by operating activities of $326.6 million.

Working capital items accretive to operating cash flows:

•	a decrease in inventories of $486.6 million due to a significant decrease in finished goods and raw materials held in stock at the warehouses of Mechel Service Global, Chelyabinsk Metallurgical Plant and Mechel Trading as of December 31, 2013 as compared to December 31, 2012. The main reason for the change in the stock level was the decrease in production volumes across all our segments as a result of the continuation of weak demand in the European and Russian markets;

•	an increase in unrecognized income tax benefits of $61.2 million;

•	an increase in accounts payable of $114.2 million due to a significant growth in accounts payable of Chelyabinsk Metallurgical Plant, Mecheltrans, Southern Kuzbass Coal Company, Mechel Energo, Metallurgshakhtspetsstroy and Yakutugol which was partly offset by the decrease in accounts payable of trading houses;

•	an increase in accrued taxes and other liabilities of $91.1 million due to an increase in taxes payable for the year ended December 31, 2013;

•	a decrease in accounts receivable of $63.1 million primarily due to a decrease in sales of Mechel Service, Korshunov Mining Plant, Mechel Carbon and Mechel Trading and the increase in sales of steel products by Chelyabinsk Metallurgical Plant; and

•	a decrease in other current assets of $26.3 million primarily due to a decrease in VAT and other taxes receivable of Yakutugol and decrease in advances issued of Mechel Vtormet and Southern Kuzbass Coal Company in the year ended December 31, 2013.

Working capital items reducing operating cash flows:

•	net change in balances with related parties of $481.1 million primarily due to transactions with the related metallurgical plants; and

•	a decrease in advances received of $9.4 million of Mechel Trading and Mechel Service.

Net cash provided by operating activities before changes in working capital items was $680.1 million in the year ended December 31, 2012. Net operating cash inflow of discontinued operations amounted to $45.3 million. Below we analyze major changes in working capital items which in the aggregate accounted for $585.2 million in cash provided by operating activities, resulting in net cash provided by operating activities of $1,310.6 million.

Working capital items accretive to operating cash flows:

•	a decrease in inventories of $629.7 million due to a significant decrease in finished goods and raw materials held in stock at the warehouses of Mechel Service Global, Chelyabinsk Metallurgical Plant, Mechel Carbon and Mechel Trading as of December 31, 2012 as compared to December 31, 2011. The main reason for the change in the stock level was the decrease in production volumes across all our segments as a result of the continuation of weak demand in the European and Russian markets;

•	a decrease in other current assets of $69.0 million primarily due to a decrease in VAT and other taxes receivable of Yakutugol and Chelyabinsk Metallurgical Plant in the year ended December 31, 2012;

•	an increase in accounts payable of $56.4 million due to a significant growth in accounts payable of Chelyabinsk Metallurgical Plant, Mecheltrans and Southern Kuzbass Coal Company which was partly offset by the decrease in accounts payable of trading houses;

•	an increase in accrued taxes and other liabilities of $26.3 million due to an increase in taxes payable, wages and salaries and interest accrued for the year ended December 31, 2012;

•	a decrease in accounts receivable of $41.9 million primarily due to the decrease in sales of mining products by Mechel Carbon and Mechel Mining Trading House and the decrease in sales of steel products by Mechel Service Global;

•	dividends in the amount of $26.0 million received from investments accounted at cost; and

•	an increase in unrecognized income tax benefits of $17.6 million.

Working capital items reducing operating cash flows:

•	net change in balances with related parties of $224.9 million primarily due to transactions with the related metallurgical plants; and

•	a decrease in advances received of $56.7 million of Mechel Trading and Mechel Service Global.

Net cash used in investing activities was $472.3 million in the year ended December 31, 2014 as compared to net cash used in investing activities of $179.6 million in the year ended December 31, 2013 and of $839.1 million in the year ended December 31, 2012. Substantially all of the cash used in investing activities in the years ended December 31, 2014, 2013 and 2012 related to capital expenditures and the acquisition of businesses. Capital expenditures relating to purchases of property, plant and equipment and purchases of mineral licenses amounted to $443.7 million, $552.4 million and $950.0 million in the years ended December 31, 2014, 2013 and 2012, respectively. Expenditures related to the acquisition of businesses and investments amounted to $85.2 million, $728.1 million and $57.0 million in the years ended December 31, 2014, 2013 and 2012, respectively. Cash provided by investing activities related to disposal of businesses and investments in the amount of $33.8 million in the year ended December 31, 2014 as compared to $1,106.8 million in the year ended December 31, 2013. Cash provided by investing activities in the year ended December 31, 2012 was comprised of proceeds from short-term loans issued in the amount of $217.8 million.

Net cash used in financing activities was $438.5 million in the year ended December 31, 2014 as compared to net cash used in financing activities of $162.1 million in the year ended December 31, 2013 and of $792.0 million in the year ended December 31, 2012. We received debt proceeds of $1,816.0 million and repaid debt of $2,185.3 million in the year ended December 31, 2014 as compared to received debt proceeds of $2,958.7 million and repaid debt of $2,935.4 million in the year ended December 31, 2013, and received debt proceeds of $3,934.6 million and repaid debt of $4,191.9 million in the year ended December 31, 2012.

Liquidity

We had cash and cash equivalents of $70.8 million, $272.9 million and $290.2 million as of December 31, 2014, 2013 and 2012, respectively. Our cash and cash equivalents were held in rubles (23.3%, 7.9% and

59.8% as of December 31, 2014, 2013 and 2012, respectively), U.S. dollars (45.3%, 77.6% and 27.3% as of December 31, 2014, 2013 and 2012, respectively), euros (23.1%, 7.1% and 5.0% as of December 31, 2014, 2013 and 2012, respectively) and certain other currencies of the CIS and Eastern Europe.

The unused portion under the group’s credit facilities as of December 31, 2014, 2013 and 2012 was $33.4 million, $280.8 million and $580.9 million, respectively. As of December 31, 2014, 2013 and 2012, the group’s credit facilities provided aggregated borrowing capacity of $6,878.5 million (of which $2,381.0 million is repayable during 2015 and $4,297.5 million represented long-term debt that was reclassified as short-term liabilities as of that date because of covenant violations), $9,272.3 million and $9,918.5 million, respectively. The group’s borrowings under these credit facilities carried a weighted average interest rate of approximately 10.9%, 9.4% and 8.2% as of December 31, 2014, 2013 and 2012, respectively. See “— Restrictive Covenants” for further information about our covenant violations.

The following table summarizes our liquidity as of December 31, 2014, 2013 and 2012.

Estimated Liquidity	December 31, 2014	December 31, 2013	December 31, 2012
	(In millions of U.S. dollars)
Cash and cash equivalents	70.8	272.9	290.2
Amounts available under credit facilities	33.4	280.8	580.9

Total estimated liquidity	104.2	553.7	871.1

Short-term debt (short-term borrowings and current portion of long-term debt) increased by $5,200.4 million, or 351.8%, to $6,678.5 million as of December 31, 2014 from $1,478.2 million as of December 31, 2013, as a result of the reclassification of long-term debt in the amount of $4,297.5 million as short-term liabilities as of December 31, 2014 as a result of covenant violations, and also as a result of the weakening of the ruble against the U.S. dollar.

Long-term debt net of current portion decreased by $7,346.7 million, or 97.8%, to $166.5 million as of December 31, 2014 from $7,513.3 million as of December 31, 2013. The decrease was primary attributable to the weakening of the ruble against the U.S. dollar and to the decrease in the amount of ruble-denominated loans, as well as reclassification of $4,297.5 million of long-term debt as short-term liabilities as of December 31, 2014 due to covenant violations.

Our working capital remained negative and decreased by $6,522.5 million, or 848%, to $7,291.3 million as of December 31, 2014 from $768.8 million as of December 31, 2013. The main reasons for the decrease in working capital were (i) the reclassification of long-term debt in the amount of $4,297.5 million as short-term liabilities due to covenant violations, (ii) the decrease in inventory in the amount of $767.2 million as a result of a reduction in production volumes due to the weakness of the European and Russian markets, and (iii) the increase in accrued expenses and other current liabilities in the amount of $467.9 million due to delays in payments.

Outlook for 2015

Our objective is to ensure that our group meets its liquidity requirements and payment obligations to creditors, continues capital expenditures, restructures and services its debt, and continues as a going concern. To accomplish that, we will continue to seek the restructuring of our existing indebtedness in order to alleviate the pressure on our cash flows. This will require aligning the servicing of the debt with operating cash flows by extending grace periods and maturities, converting foreign currency debt into rubles, reducing interest rates and amending the covenant requirements. We also intend to ask for state support as an additional source of funding or to reduce other borrowing costs.

We believe we will not be able to obtain significant new borrowings in the near future (other than the state support discussed above); however we may consider certain divestments and invite financial or strategic investors into our businesses in order to reduce the debt burden. We believe that cash generated from operations, subject to successful completion of debt restructuring, improved market conditions and reduced costs, as well as foreign currency gains, will be sufficient to meet our capital expenditures and debt payments in 2015. Furthermore, we believe that we have the flexibility in deferring our non-critical capital expenditures and in managing our working capital to provide further financial flexibility as needed.

Debt Financings in 2014

During the course of 2014, we obtained or amended the following major debt financings. See “— Description of Certain Indebtedness” and “Item 10. Additional Information — Material Contracts” for a summary description of the terms of these facilities.

In July 2014, Yakutugol and Southern Kuzbass Coal Company entered into amendments to their credit facility agreements with VTB Bank to refinance debt in the total amount of 15.8 billion rubles (approximately $281.3 million as of December 31, 2014), providing for an extension of the repayment grace period until April 2015 and the final maturity until April 2018.

In May 2014, Mechel entered into an amendment to its credit facility agreement with VTB Bank to refinance debt in the amount of 40.0 billion rubles (approximately $711.0 million as of December 31, 2014), providing for an extension of the repayment grace period until April 2015 and the final maturity until April 2018. VTB Bank also provided an additional loan for redemption of ruble bonds in the amount of up to 3.8 billion rubles (approximately $67.3 million as of December 31, 2014).

In May 2014, Southern Kuzbass Coal Company entered into an amendment to its facility agreement with VTB Bank to refinance debt in the amount of 1.6 billion rubles (approximately $28.4 million as of December 31, 2014), providing for an extension of the repayment grace period until April 2015 and the final maturity until April 2018. The interest rate under the facility agreement is set at MosPrime plus a margin of 5.7% per year.

In March 2014, our subsidiary Elgaugol signed two loan agreements for an aggregate amount of $2.5 billion with Vnesheconombank for the project financing of the development of the Elga coal deposit. The loans have a tenor of 13.5 years, with a repayment grace period of 3.5 years. As of December 31, 2014, $20.9 million was drawn under the facility.

Debt Financings in 2013

During the course of 2013, we continued our refinancing efforts through extending some of our existing credit facilities, amending financial covenants, including agreeing with the lenders on a covenant holiday for Mechel and Mechel Mining’s ratios of net borrowings to EBITDA for the relevant periods ending in December 31, 2013 and June 30, 2014. See “— Description of Certain Indebtedness” and “Item 10. Additional Information — Material Contracts” for a summary description of the terms of these facilities.

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

In December 2013, several of our subsidiaries and Sberbank entered into separate amendments to their loan agreements totaling 26.6 billion rubles (approximately $808 million) for the restructuring and refinancing of existing indebtedness and working capital. Of this amount, Chelyabinsk Metallurgical Plant accounted for 21.5 billion rubles (approximately $655.9 million), and Mechel Trading, Izhstal, Southern Kuzbass Coal

Company, Yakutugol, Korshunov Mining Plant and Bratsk Ferroalloy Plant accounted for, in the aggregate, 5.1 billion rubles (approximately $156.2 million). The facilities totaling 13.4 billion rubles (approximately $410.7 million) have a tenor of five years with a repayment grace period until March 28, 2015.

In October 2013, our subsidiary Elgaugol entered into a $150.0 million bridge facility with Vnesheconombank with a tenor of six months for the development of the Elga coal complex. As of December 31, 2014, the overdue principal amounted to $146.4 million. See “Item 10. Additional Information — Material Contracts — Project Finance — Credit Facility for Elgaugol from Vnesheconombank.”

In August 2013, Chelyabinsk Metallurgical Plant entered into a revolving credit facility with Alfa-Bank for a total amount of $150.0 million. The facility was provided for working capital financing and was fully drawn as of December 31, 2013. In March 2014, the credit facility was amended providing for full repayment of the loan in five equal weekly installments, the last installment falling due not later than April 25, 2014. In April 2014, the facility was fully repaid.

In April 2013, Mechel entered into a 40.0 billion ruble (approximately $1.3 billion) credit facility agreement with VTB Bank for a period of five years. The facility allows a 15-month grace period and is to be repaid in equal installments on a quarterly basis. The proceeds were used to refinance existing indebtedness with VTB Bank as well as to refinance other obligations of the companies within our group (including redemption of ruble bonds). In May 2014, we signed amendments with VTB Bank to refinance the facility, providing for an extension of grace period until April 2015 and final maturity until April 2018.

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

In April 2013, our subsidiaries Yakutugol and Southern Kuzbass Coal Company entered into separate non-revolving credit facility agreements with Gazprombank for a total amount of $889.0 million: $400.0 million was made available to Southern Kuzbass Coal Company and $489.0 million was made available to Yakutugol, both for a period of up to five years with a three-year grace period obtained for the purpose of funding operational activities and refinancing of short-term debt provided by Gazprombank.

In March and April 2013, our subsidiary Mecheltrans entered into two non-revolving credit facilities with Moscow Credit Bank for a total amount of $88 million for a period of one year each with a bullet repayment. The facilities are provided for the purpose of working capital financing. In May 2013, the facilities amount was increased to $105 million. In April 2014, we extended the maturity of the facilities until December 2014 and replaced the borrower with Mechel Service. In December 2014, the maturity of the facilities was extended until February 2016.

Debt Financings in 2012

During the course of 2012, we obtained or amended the following major debt financings. See “— Description of Certain Indebtedness” and “Item 10. Additional Information — Material Contracts” for a summary description of the terms of these facilities.

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

In December 2012, following the repayment of the initial drawdown under a revolving credit line extended to Mechel Trading by Sberbank under a long-term framework agreement entered into in October 2011, Mechel Trading re-drew $100.0 million under this credit line. In December 2013, this facility was refinanced for a further period of five years.

In October 2012, Southern Kuzbass Coal Company obtained four non-revolving credit lines for five years from Sberbank for a total amount of 24 billion rubles (approximately $772.3 million) with a three-year grace period. The purpose of the credit lines is working capital financing. As of December 31, 2013, the credit lines were fully drawn.

In April 2012, we extended our existing loans from VTB Bank for Yakutugol and Southern Kuzbass Coal Company in the total amount of approximately $460.0 million for a period of up to three years. In July 2014, Yakutugol and Southern Kuzbass Coal Company signed amendments to the loan agreements, providing for an extension of grace period until April 2015 and final maturity until April 2018.

In April 2012, our subsidiaries Yakutugol and Southern Kuzbass Coal Company entered into separate non-revolving credit facility agreements with Gazprombank for a total amount of $500 million for a period of up to five years for the purpose of funding operational activities and refinancing our short-term debt.

In April 2012, we completed placement of our non-convertible interest-bearing BO-05, BO-06, BO-07, BO-11 and BO-12 series exchange bonds in an aggregate principal amount of 15.0 billion rubles (approximately $506.1 million). The proceeds were used to refinance some of our short-term debt. In April 2013, the bonds were redeemed for the entire amount.

In February 2012, we completed placement of our non-convertible interest-bearing BO-04 series exchange bonds in an aggregate principal amount of 5.0 billion rubles (approximately $167.3 million). The proceeds were used to refinance our short-term debt. In February 2014, this series was redeemed for the total amount of 4.254 billion rubles. In February 2015, this series was fully repaid.

In January 2012, Mechel Trading refinanced its existing loans with Alfa-Bank through a new revolving line in the amount of $150.0 million with the ability to draw tranches and with the final repayment to be made not later than October 2016. The proceeds were used for working capital and trade financing. The facility was fully repaid in September 2013.

Debt Financings in 2011

During the course of 2011, we obtained the following major debt financings. See “— Description of Certain Indebtedness” and “Russian bonds” for a summary description of the terms of these facilities.

In October 2011, Mechel Trading obtained a revolving yearly renewable credit line from Sberbank in the amount of $130.0 million for three years for the purposes of working capital, intra-group and pre-export financing. The credit line was made available under the long-term framework agreement with Sberbank. The initial drawdown was fully repaid in October and December 2012 to allow further drawdowns.

In October 2011, our subsidiary Mechel Energo obtained a credit line for two years from Gazprombank in the amount of 3.0 billion rubles (approximately $102.1 million). The credit line was provided for the purpose of financing our day-to-day operations. In May 2012, we extended the credit line for up to 3.5 years and the amount of the credit line was increased up to 5.0 billion rubles. As of December 31, 2014, the amount outstanding under the facility was $88.9 million.

In October 2011, our subsidiary Mechel Trading obtained a credit facility in the amount of $180.0 million to refinance a portion of our short-term loans. The loan facility has been provided by syndicate of banks, ING Bank N.V., Barclays Capital Inc. and ZAO Unicredit Bank, for a period of three years with 18-month grace period. In May 2014, the facility was fully repaid.

In June 2011, Yakutugol obtained a non-revolving credit line for five years from Eurasian Development Bank in the amount of 2.8 billion rubles (approximately $95.3 million) with a 24-month grace period for the sole purpose of financing the development of the Elga coal deposit. As of December 31, 2014, the amount outstanding under the facility was 2.1 billion rubles (approximately $37.3 million).

In June 2011, we completed placement of our non-convertible interest-bearing bonds of the 17th, 18th and 19th series in the aggregate amount of 15.0 billion rubles. The proceeds were used to refinance our short-term debt.

In March 2011, our subsidiary Chelyabinsk Metallurgical Plant obtained a revolving credit line for a period of 1.5 years from Gazprombank in the amount of 6.0 billion rubles (approximately $204.2 million) for the purpose of working capital financing. In September 2011, the available limit was increased up to 11.0 billion rubles (approximately $374.3 million) and the period was extended up to five years. In May 2012, we extended the credit line for up to five years and the amount of the credit line was reduced to 6.0 billion rubles. As of December 31, 2014, the amount outstanding under the facility was $106.7 million.

In March 2011, our subsidiary Mechel Service obtained a revolving credit line from Gazprombank totaling 3 billion rubles (approximately $102.1 million) for a period of 1.5 years. The purpose of the credit line is working capital financing. In October 2011, we agreed with the lender to increase the amount of the credit line up to 4.0 billion rubles (approximately $136.1 million) and extend its period up to two years. In May 2012, we extended the credit line for up to 3.5 years and the amount of the credit line was increased up to 11.0 billion rubles. As of December 31, 2014, the amount outstanding under the facility was $195.5 million.

In February 2011, our subsidiary Mechel Trading House obtained a revolving credit line from Gazprombank totaling 3 billion rubles (approximately $102.1 million) for a period of 1.5 years. The purpose of the loan is to finance the working capital of the company. In October 2011, the amount of the credit line was increased up to 4.0 billion rubles (approximately $136.1 million) and the term was extended for a period of up to two years. In April 2012, the parties agreed to terminate the facility.

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

On February 7, 2011, our subsidiary Southern Kuzbass Coal Company obtained a credit line in the amount of 6.2 billion rubles (approximately $211.0 million) to finance the construction of the second area at Sibirginskaya Underground. The loan agreement has been provided by TransCreditBank OAO (now VTB Bank) for a period of five years with an amortized monthly repayment starting on February 2014 until December 2015 and is to be repaid in full by February 6, 2016. In May 2014, we signed amendments to the loan agreement to extend the repayment grace period until April 2015 and the final maturity until April 2018. As of December 31, 2014, the amount outstanding under the facility was 1.6 billion rubles (approximately $28.4 million).

Debt Financings in 2010

During the course of 2010, we obtained the following major debt financings. See “— Description of Certain Indebtedness,” “Russian bonds” and “Item 10. Additional Information — Material Contracts” for a summary description of the terms of these facilities.

In December 2010, we obtained a credit line totaling 10 billion rubles (approximately $329.3 million) from VTB Bank. In November 2011, the credit line was increased up to 13.0 billion rubles (approximately $442.2 million). In April 2013, this line was increased to 40.0 billion rubles (approximately $1.3 billion). As of December 31, 2014, the facility was fully drawn.

In October 2010, our subsidiary Chelyabinsk Metallurgical Plant obtained a credit line totaling 15.0 billion rubles (approximately $493.9 million) from Sberbank. In December 2013, we signed an amendment to the loan agreement by extending the term of the facility by five years with a repayment grace period until March 30, 2015. As of December 31, 2014, the facility was fully drawn.

In September 2010, we signed a loan agreement in the amount of $219.4 million and €192 million to finance a universal rolling mill installation project at our subsidiary Chelyabinsk Metallurgical Plant. The loan facility has been provided by BNP Paribas, Gazprombank and UniCredit. As of December 31, 2014, the amount outstanding under the facility was $342.8 million.

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

Restrictive Covenants

Almost all of our loan agreements contain a number of covenants and restrictions. Such covenants and restrictions include, but are not limited to, various financial ratios, limitations on amount of debt (including indebtedness of certain companies within our group), minimum value of shareholder equity, various information and certain other covenants, as well as acceleration and cross-default provisions. The covenants also include limitations on the amount of dividends on our common and preferred shares, and amounts that can be spent for capital expenditures, new investments and acquisitions. Unless a breach is remedied or a waiver is obtained, a breach of such covenants and restrictions generally permits lenders to demand accelerated repayment of principal and interest under their respective loan agreements. In addition, in the event of a payment default or the violation of certain other covenants and restrictions, creditors under other loan agreements can demand accelerated repayment of principal and interest under such other loan agreements pursuant to the cross-default provisions in such other agreements. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Our failure to comply with the restrictive covenants in our credit facilities has caused one of our creditors to accelerate amounts due under its loan agreements and such failure, or like failure in the future, may cause the acceleration of our other outstanding debt, which could have a material adverse effect on our business, financial condition, results of operations and prospects” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We have a substantial amount of outstanding indebtedness with restrictive financial covenants.”

The table below sets out the requirements of our most significant restrictive debt covenants and the actual ratios/amounts as of December 31, 2014.

Restrictive Covenant	Requirement	Actual as of December 31, 2014
Mechel’s Adjusted Shareholder Equity	Shall be greater than or equal to $3.0 billion	$2.6 billion
Mechel’s Net Borrowings to EBITDA ratio	Shall not exceed 10.0:1	10.3:1-10.4:1
Mechel’s EBITDA to Net Interest Expense ratio	Shall not be less than 1.0:1-1.2:1	0.8:1-0.9:1
Mechel’s Net Borrowings	Shall not exceed $10.5-$11.0 billion	$6.8-$6.9 billion

As of December 31, 2014, Mechel Mining’s financial covenants were not tested.

As of December 31, 2014, we were in breach of a number of financial covenants contained in the group’s loan agreements. In particular, a number of our loan agreements required Mechel to maintain a Net Borrowings to EBITDA ratio not exceeding 10.0:1 (whereas the actual ratio as of December 31, 2014 was 10.3:1-10.4:1), an EBITDA to Net Interest Expense ratio of not less than 1.0:1-1.2:1 (whereas the actual ratio as of December 31, 2014 was 0.8:1-0.9:1), and an Adjusted Shareholder Equity of at least $3.0 billion (whereas the actual amount as of December 31, 2014 was $2.6 billion). Such loan agreements include, but are not limited to, the credit facility for Mechel from VTB Bank, the Universal Rolling Mill Facility Agreement for Chelyabinsk Metallurgical Plant from BNP Paribas, Gazprombank and UniCredit, the credit facility for Mechel Trading from Sberbank and the credit facility for Chelyabinsk Metallurgical Plant from Sberbank.

As of December 31, 2014 and as of the date hereof, we did not remedy or obtain the required waivers with respect to the breaches of the financial covenants under the applicable loan agreements.

In addition, as of December 31, 2014, we were in breach of a number of non-financial covenants under most of our credit facilities, including but not limited to facilities from VTB Bank, Gazprombank and Sberbank, as well as under the Pre-Export Facility Agreements. Such covenant breaches include, among others, the violation of negative pledge restrictions, the breach of maximum thresholds for unpaid liabilities and the existence of dispute resolution proceedings against various companies of the group with claims exceeding permitted thresholds.

Finally, as of December 31, 2014, we failed to pay scheduled principal and interest amounts within the prescribed grace periods under most of our loans, including but not limited to loans from VTB Bank, Gazprombank and Sberbank, as well as under the Pre-Export Facility Agreements, and such amounts exceeded permitted thresholds.

As of December 31, 2014 and as of the date hereof, we did not remedy or obtain the required waivers with respect to the failure to pay the amounts due and the breaches of the non-financial covenants under the applicable loan agreements.

The failure to pay the scheduled principal and interest amounts as described above, as well as the breach of other covenants in our loan agreements, which were not remedied by us or waived by our creditors, permit the creditors under those loan agreements to accelerate the payment of principal and interest under those loan agreements, as well as trigger cross-default provisions under a number of other facilities, permitting the respective lenders under such other facilities to accelerate the payment of principal and interest under their loans. For a more detailed description of the current terms of our loan agreements, see “— Description of Certain Indebtedness” and “Item 10. Additional Information — Material Contracts.”

As of December 31, 2014, VTB Bank requested accelerated repayment of amounts due under its respective loan agreements. The amounts accelerated by VTB Bank remain unpaid. We are currently in litigation with VTB Bank. See “Item 8. Financial Information — Litigation — Debt litigation.”

The failure to pay amounts due, the non-compliance with financial and non-financial covenants and the triggering of the cross-default provisions resulted in the reclassification of our group’s long-term debt into short-term liabilities in the amount of $4,297.5 million as of December 31, 2014.

For a more detailed description of the existing payment defaults, breaches of covenants and restrictions, as well as other matters, see “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

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

To forecast key product prices, exchange rates dynamics and inflation rates we use a wide variety of sources including the following institutions: Ministry of Economic Development of the Russian Federation, leading investment banks, AME, CRU, Metal Expert, McCloskey, RasMin, Metal Bulletin, Oxford Economics — along with our own estimates.

As of December 31, 2014, we projected the following covenant ratios for the forthcoming six-month and 12-month periods, which we are required to comply with under our most significant loan agreements:

Restrictive Covenant	Requirement	Projection as of June 30, 2015	Projection as of December 31, 2015
Mechel’s Adjusted Shareholder Equity	Shall be greater than or equal to $3.0 billion	$2.8 billion	$3.0 billion
Mechel’s Net Borrowings to EBITDA ratio	Shall not exceed 7.5:1	7.1:1	6.2:1
Mechel’s EBITDA to Net Interest Expense ratio	Shall not be less than 1.5:1	1.3:1	1.7:1
Mechel’s Net Borrowings	Shall not exceed $11.0 billion	$7.0 billion	$6.8 billion

The significant assumptions underlying our debt covenant determination are projected product prices, sales volumes, cost dynamics, inflation rates and discount rates. Some of these assumptions may materially deviate from our historical results primarily due to the market downturns and economic slowdowns in the recent years. All these material assumptions are based on our projections and are subject to risk and uncertainty. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Our failure to comply with the restrictive covenants in our credit facilities has caused one of our creditors to accelerate amounts due under its loan agreements and such failure, or like failure in the future, may cause the acceleration of our other outstanding debt, which could have a material adverse effect on our business, financial condition, results of operations and prospects.”

Description of Certain Indebtedness

See “Item 10. Additional Information — Material Contracts” for a summary description of material contracts related to our indebtedness. In addition, we have described below certain additional contracts related to our indebtedness. For more information, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Restrictive Covenants,” “Item 13. Defaults, Dividend Arrearages and Delinquencies” and “Item 8. Financial Information — Litigation — Debt litigation.”

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

As of December 31, 2014, the amount outstanding under the Southern Kuzbass Coal Company facility was $nil and the amount outstanding under the Yakutugol facility was $103.1 million. The overdue principal and the overdue interest under the Yakutugol facility amounted to $42.0 million and $2.4 million, respectively, as of December 31, 2014. In February 2015, we failed to repay the facility. We have requested the bank to restructure the repayment schedule of the facility.

Interest rate and interest period

Interest is paid on a monthly basis and was reduced during the term of the facility from a fixed rate of 14% to a rate of 3-month LIBOR plus 5.25% margin. Gazprombank may unilaterally, having provided 30 days prior notice, increase the interest rate if, among others, the CBR’s refinance rate increases.

Repayment and prepayments

The facility was to be repaid in equal amounts on a quarterly basis, starting from the first quarter of 2013, not later than February 6, 2015; we failed to make last repayments.

Prepayment is free from any premium or penalty, subject to the borrower providing 30 days prior notice to the lender.

Guarantee

The borrower’s obligations under the credit facility are guaranteed by Mechel, Mechel Mining and Southern Kuzbass Coal Company.

Security

The borrower’s obligations are secured by a pledge of 25%+1 share in each of Yakutugol, Southern Kuzbass Coal Company and Korshunov Mining Plant. The number of pledged shares of Yakutugol and Southern Kuzbass Coal Company can be increased up to 35% if we fail to comply with financial covenants.

Covenants and other matters

For the relevant period ending on December 31, 2014, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreement, Mechel Mining’s ratio of net borrowings to EBITDA shall not exceed 6.5:1 as of June 30, 2015, 5.2:1 as of December 31, 2015, 5.0:1 as of June 30, 2016 and December 31, 2016,

4.3:1 as of June 30, 2017, 3.8:1 as of December 31, 2017 and any other relevant period thereafter. Mechel Mining’s ratio of EBITDA to net interest expense shall not be less than 2.7:1 as of June 30, 2015, 4.0:1 as of December 31, 2015 and in any relevant period thereafter. Mechel Mining’s shareholder equity shall not be less than $3.0 billion. Mechel Mining’s net borrowings shall not exceed $4.0 billion.

The credit facility agreement contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control provisions and cross-defaults relating to other debt.

The credit facility agreement is governed by Russian law.

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

In April 2014, VTB Bank converted the 13.6 billion ruble loan into U.S. dollars; as a result the debt of Yakutugol and Southern Kuzbass Coal Company amounted to $461.8 million. In July 2014, the debt was converted back into rubles and Yakutugol and Southern Kuzbass Coal Company signed amendments to the credit facility agreements in the amount of 5.8 billion rubles and 10.0 billion rubles (approximately $103.4 million and $177.9 million as of December 31, 2014), respectively, providing for an extension of the repayment grace period until April 2015 and the final maturity until April 2018. We are currently in litigation with VTB Bank regarding these conversions. See “Item 8. Financial Information — Litigation — Debt litigation.”

As of December 31, 2014, Yakutugol and Southern Kuzbass Coal Company had overdue interest in the amount of 201.2 million rubles and 346.2 million rubles (approximately $3.6 million and $6.2 million), respectively. In January 2015, the overdue interest was fully repaid. We have requested the bank to restructure the repayment schedule of the facilities.

Interest rate and interest period

In September 2010, the interest rate was decreased to 9.75% per year. In April 2012, the interest was changed to the rate of 3-month MosPrime plus 4.5% per year. In April 2013, the interest rate was decreased to 3-month MosPrime plus 3.8% per year. In April 2014, the lender exercised its option to convert the ruble loan into U.S. dollars, following which the loan bore the rate of 3-month LIBOR plus 4.8%. In July 2014, VTB Bank converted the loans back into rubles at an exchange rate in effect on the date of transaction. The interest rate was changed to a fixed rate of 12.5% per year.

Repayment and prepayment

The maturity of the facilities for both Southern Kuzbass Coal Company and Yakutugol is April 10, 2018. Each of the facilities is to be repaid in four equal quarterly tranches starting on April 20, 2015.

Voluntary prepayment is allowed with prior consent of the lender for all or part of the loan amounts.

Guarantee

The credit facilities are guaranteed by each of Yakutugol (in respect of the Southern Kuzbass Coal Company credit facility), Mechel Mining, Mechel Carbon and Mechel Carbon Singapore.

Covenants and other matters

For the relevant period ending on December 31, 2014, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreements, Mechel Mining’s ratio of net borrowings to EBITDA shall not exceed 6.5:1 as of June 30, 2015, 5.2:1 as of December 31, 2015, 5.0:1 as of June 30, 2016 and December 31, 2016, 4.3:1 as of June 30, 2017, 3.8:1 as of December 31, 2017 and any other relevant period thereafter. Mechel Mining’s ratio of EBITDA to net interest expense shall not be less than 2.7:1 as of June 30, 2015, 4.0:1 as of December 31, 2015 and in any relevant period thereafter.

In addition, under the loan agreement for Southern Kuzbass Coal Company (i) the aggregate EBITDA of each of the borrowers shall not be less than 70% of consolidated EBITDA of Mechel Mining; and (ii) the aggregate amount of property, plant and equipment of each of the borrowers shall not be less than 60% of the consolidated amount of property, plant and equipment of Mechel Mining.

Since July 2014, under the loan agreement for Yakutugol (i) EBITDA of the borrower shall not be less than 30% of consolidated EBITDA of Mechel Mining; and (ii) the amount of property, plant and equipment of the borrower shall not be less than 25% of the consolidated amount of property, plant and equipment of Mechel Mining.

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

As of December 31, 2014, the amount outstanding under the facility was $342.8 million, with overdue principal in the amount of $27.5 million. We have requested the lenders to restructure the repayment schedule of the facility.

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

Repayment and prepayments

The borrower must repay the tranches in 13 equal semi-annual installments in respect of Facility A; 16 equal semi-annual installments in respect of Facility B; and 16 equal semi-annual installments in respect of Facility C.

Repayment starts on the first repayment date, which means in respect of each of the tranches, the first payment date (January 21 or July 21) falling after the earlier of (a) the end of the availability period and (b) the construction completion date. The availability period under all three tranches is 30 months from the signing date. Facility A must be repaid in full after six years following the first repayment date, Facilities B and C must be repaid in full after seven and a half years following the first repayment date.

The borrower may make a pro rata prepayment of the loan with the prior written consent of the lenders. A prepayment of part of the loan must be of a minimum amount of $10.0 million in respect of Facility A, and €10.0 million in respect of Facility B and Facility C.

In July 2014 and January 2015, the borrower failed to pay the installments.

Guarantee

The borrower’s obligations under the credit facility agreement are guaranteed by Mechel.

Security

The borrower’s obligations under the credit facility agreement are secured by a pledge of 20% of the common shares of Chelyabinsk Metallurgical Plant. The borrower has also granted security over certain of its assets, including real estate and equipment to secure its obligations.

Covenants and other matters

For the relevant period ending on December 31, 2014, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreement, Mechel’s ratio of net borrowings to EBITDA shall not exceed 7.5:1 as of June 30, 2015, 6.3:1 as of December 31, 2015, June 30, 2016 and December 31, 2016, 6.0:1 as of June 30, 2017, 5.8:1 as of December 31, 2017 and thereafter, provided that if during any period the ratio of net borrowings to EBITDA is 3.0:1 or less, then the ratio of 3.0:1 continues to apply thereafter. Mechel’s ratio of EBITDA to net interest expense shall not fall below 1.5:1 as of June 30, 2015, 2.0:1 as of December 31, 2015 and thereafter. Mechel’s shareholder equity shall be equal to or exceed $3.0 billion.

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

Credit Facility for Chelyabinsk Metallurgical Plant from Sberbank

General

On October 13, 2010, Sberbank opened a credit line for Chelyabinsk Metallurgical Plant for the total amount of 15.0 billion rubles (approximately $493.9 million) to refinance short-term debt. On December 19, 2013, the borrower and Sberbank entered into an amendment to the loan agreement by extending the term of the facility by five years with a repayment grace period until March 30, 2015 and amending the security structure. As of December 31, 2014, the facility was fully drawn. The overdue interest amounted to $8.0 million. In January 2015, the overdue interest was fully repaid. We have requested the bank to restructure the repayment schedule of the facility.

Interest rate and interest period

Starting with December 19, 2013 until December 10, 2018, the interest on the loan is set at a rate of 12% per year if the turnover on our companies’ accounts with Sberbank during each calendar quarter exceeds 25% of outstanding liabilities under the loan and 12.5% per year if below this threshold.

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

Covenants and other matters

For the relevant period ending on December 31, 2014, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreement, Mechel’s ratio of net borrowings to EBITDA shall not exceed 7.5:1 as of June 30, 2015, 6.0:1 as of December 31, 2015, 5.5:1 as of June 30, 2016, 5:1 as of December 31, 2016, 4.5:1 as of June 30, 2017, 4.0:1 as of December 31, 2017 and 3.5:1 as of June 30, 2018. Mechel’s ratio of EBITDA to net interest expense shall not fall below 1.5:1 as of June 30, 2015, 2.0:1 as of December 31, 2015, 2.5:1 as of June 30, 2016 and December 31, 2016, 3.0:1 as of June 30, 2017 and thereafter. Mechel’s shareholder equity shall be equal to or exceed $3.0 billion. Mechel’s net borrowings shall not exceed $10.0 billion starting from 2015 and thereafter. Finance lease liabilities are not included in net borrowings.

The credit facility agreement contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreement is governed by Russian law.

Credit Facility from Eurasian Development Bank

General

On June 22, 2011, Yakutugol signed a credit facility agreement in the amount of 2.8 billion rubles (approximately $95.3 million) with a tenor of five years for the sole purpose of financing the development of the Elga coal deposit. As of December 31, 2014, the amount outstanding under the facility was 2.1 billion rubles (approximately $37.3 million). The overdue principal and the overdue interest amounted to $12.4 million and $10.7 thousand, respectively, as of December 31, 2014. In February 2015, we partially repaid the overdue principal and fully repaid the overdue interest. We have requested the bank to restructure the repayment schedule of the facility.

Interest rate and interest period

The interest rate under the facility was initially set at 8.16% per year, but increased to 11.5% per year starting with December 2013. The lender has the right to change the interest rate with a 60-day prior notice if, for example, an event having a material adverse effect on the economic, financial and political situation in Russia occurs.

Interest is paid on a quarterly basis.

Repayment and prepayments

The facility has a term of five years with the principal amount to be repaid in equal quarterly installments starting from June 2012. The borrower may prepay the loan in full or in part with a 10 business day prior notice on the first payment date after the first anniversary of the credit facility. The minimum amount of each prepayment may not be less than 100.0 million rubles (approximately $1.8 million).

Guarantee

The borrower’s obligations under the credit facility are guaranteed by Mechel Mining.

Security

The credit facility is secured by pledges over equipment of Mechel Coke, Chelyabinsk Metallurgical Plant and Yakutugol.

Covenants and other matters

For the relevant period ending on December 31, 2014, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreement, Mechel Mining’s ratio of net borrowings to EBITDA shall not exceed 6.5:1 as of June 30, 2015, 5.2:1 as of December 31, 2015 and 5.0:1 as of June 30, 2016 and December 31, 2016. Mechel Mining’s ratio of EBITDA to net interest expense shall not fall below 2.7:1 as of June 30, 2015 and 4.0:1 as of December 31, 2015 and thereafter. Mechel Mining’s net borrowings shall not exceed $4.0 billion.

The credit facility contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreement is governed by Russian law.

Credit Facility for Mechel Trading from Sberbank

General

In December 2013, the borrower and Sberbank entered into an amendment to the existing $100.0 million credit facility by extending the term of the facility by five years with a repayment grace period until March 2015 and amending the security structure. The purpose of the credit line is working capital, intra-group and pre-export financing. As of December 31, 2014, the facility was fully drawn.

Interest rate and interest period

The interest rate under both tranches is payable quarterly at 3-month LIBOR plus a margin of 6%.

Repayment and prepayments

Each tranche is to be fully repaid in 16 quarterly installments starting on March 28, 2015. The final repayment date is December 10, 2018. If the borrower repays the loan before the payment dates (in advance), it has to pay the extra prepayment fees (1.5% per year of the repayment amount). In December 2014, we have requested the bank to restructure the repayment schedule of the facility.

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

Covenants and other matters

For the relevant period ending on December 31, 2014, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreement, Mechel’s ratio of net borrowings to EBITDA shall not exceed 7.5:1 as of June 30, 2015, 6.0:1 as of December 31, 2015, 5.5:1 as of June 30, 2016, 5.0:1 as of December 31, 2016, 4.5:1 as of June 30, 2017, 4.0:1 as of December 31, 2017 and 3.5:1 as of June 30, 2018. Mechel’s ratio of EBITDA to net interest expense shall not fall below 1.5:1 as of June 30, 2015, 2.0:1 as of December 31, 2015, 2.5:1 as of June 30, 2016 and December 31, 2016, 3.0:1 as of June 30, 2017 and thereafter. Mechel’s shareholder equity shall be equal to or exceed $3.0 billion. Mechel’s net borrowings shall not exceed $10.5 billion. Finance lease liabilities are not included in net borrowings.

The credit facility contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreement is governed by Russian law.

Credit Facility Agreements for Yakutugol and Southern Kuzbass Coal Company from Gazprombank

General

In April 2012, our subsidiaries Yakutugol and Southern Kuzbass Coal Company entered into two separate non-revolving credit facility agreements with Gazprombank for a total amount of $500.0 million: $300.0 million was made available to Yakutugol and $200.0 million was made available to Southern Kuzbass Coal Company, both for a period of up to five years with a three-year grace period obtained for the purpose of funding operational activities and refinancing short-term debt. As of December 31, 2014, the facilities were fully drawn. The overdue interest amounted to $9.4 million and $6.3 million for Yakutugol and Southern Kuzbass Coal Company, respectively, as of December 31, 2014. We have requested the bank to restructure the repayment schedule of the facilities.

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

Covenants and other matters

For the relevant period ending on December 31, 2014, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreements, Mechel Mining’s ratio of net borrowings to EBITDA shall not exceed 6.5:1 as of June 30, 2015, 5.2:1 as of December 31, 2015, 5.0:1 as of June 30, 2016 and December 31, 2016, 4.3:1 as of June 30, 2017, 3.8:1 as of December 31, 2017 and any other relevant period thereafter. Mechel

Mining’s ratio of EBITDA to net interest expense shall not be less than 2.7:1 as of June 30, 2015, 4.0:1 as of December 31, 2015 and in any relevant period thereafter. Mechel Mining’s net debt shall not exceed $4.0 billion and shareholder equity shall not be less than $3.0 billion.

The credit facility agreements contain certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreements are governed by Russian law.

Credit Facility Agreements for Yakutugol and Southern Kuzbass Coal Company from Gazprombank

General

In April 2013, our subsidiaries Yakutugol and Southern Kuzbass Coal Company entered into separate non-revolving credit facility agreements with Gazprombank for a total amount of $889.0 million: $400.0 million was made available to Southern Kuzbass Coal Company and $489.0 million was made available to Yakutugol, both for a period of up to five years with a three-year grace period obtained for the purpose of funding operational activities and refinancing of short-term debt provided by Gazprombank.

As of December 31, 2014, the amount outstanding under the Southern Kuzbass Coal Company facility was $400.0 million and the amount outstanding under the Yakutugol facility was $385.8 million. The overdue interest amounted to $12.6 million and $12.1 million for Southern Kuzbass Coal Company and Yakutugol, respectively, as of December 31, 2014. We have requested the bank to restructure the repayment schedule of the facilities.

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

Covenants and other matters

For the relevant period ending on December 31, 2014, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreements, Mechel Mining’s ratio of net borrowings to EBITDA shall not exceed 6.5:1 as of June 30, 2015, 5.2:1 as of December 31, 2015, 5.0:1 as of June 30, 2016 and December 31, 2016,

4.3:1 as of June 30, 2017, 3.8:1 as of December 31, 2017 and any other relevant period thereafter. Mechel Mining’s ratio of EBITDA to net interest expense shall not be less than 2.7:1 as of June 30, 2015, 4.0:1 as of December 31, 2015 and in any relevant period thereafter.

The credit facility agreements contain certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreements are governed by Russian law.

Russian bonds

On July 30, 2009, we placed series 04 non-convertible interest-bearing bonds in an aggregate principal amount of 5.0 billion rubles. The bonds are registered with the FFMS and admitted to trading and listed at MICEX. The bonds are secured by a guarantee from Yakutugol. The proceeds were used to fund the construction of the Elga coal complex. The bonds are due on July 21, 2016. The bonds bear a coupon to be paid quarterly. The interest rate for the first 12 coupons was set at 19% per annum, for the 13-16 coupons was set at 11.25% per annum, for the 17-22 coupons was set at 13% per annum and for the 23-24 coupons was set at 8% per annum. We will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to demand that we redeem the bonds at par value before each such coupon period starts. The bondholders have an option to demand early redemption of the bonds at par value commencing on July 19, 2015 until July 23, 2015. We are entitled to redeem the bonds on July 27, 2015. The bondholders are also entitled to demand early redemption of the bonds in certain other cases specified in the decision of issuance of the bonds, including when we fail to pay coupon on any of our bonds for more than 7 days or fail to repay the principal on any of our bonds for more than 30 days, or when we default on or are required to redeem any of our bonds. The bonds are included on the CBR Lombard list; if the CBR excludes the bonds from this list, the bondholders may also demand early redemption of the bonds. We partially redeemed the bonds ahead of maturity on July 29, 2013 in the amount of 1.349 billion rubles, on January 27, 2014 in the amount of 1.276 billion rubles, on July 28, 2014 in the amount of 858 million rubles and on January 26, 2015 in the amount of 325 million rubles.

On September 7, 2010, we placed series 13 and series 14 non-convertible interest-bearing bonds in an aggregate principal amount of 10.0 billion rubles. The bonds are registered with the FFMS and admitted to trading and listed at MICEX. The proceeds were used to fund the working capital of our group, refinance the existing loan agreements, as well as to finance the construction of the Elga coal complex and other investment projects of our group. The bonds are due on August 25, 2020. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 10 coupons was set at 10% per annum. We will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to demand that we redeem the bonds at par value before each such coupon period starts. The bondholders have an option to demand early redemption of the bonds at par value commencing on August 27, 2015 until September 1, 2015. We are entitled to redeem the bonds on September 3, 2015. The bondholders are also entitled to demand early redemption of the bonds in certain other cases specified in the decision of issuance of the bonds, including when we fail to pay coupon on any of our bonds for more than 7 days or fail to repay the principal on any of our bonds for more than 30 days, or when we default on or are required to redeem any of our bonds.

On February 22, 2011, we placed series 15 and series 16 non-convertible interest-bearing bonds in an aggregate principal amount of 10.0 billion rubles. The bonds are registered with the FFMS and admitted to trading and listed at MICEX. The proceeds were used to fund the working capital of our group, refinance the existing loan agreements, as well as to finance the construction of the Elga coal complex and other investment projects of our group. The bonds are due on February 9, 2021. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 6 coupons was set at 8.25% per annum, for the 7-8 coupons was set at 13% per annum and for the 9-11 coupons was set at 8% per annum. We will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to demand that we redeem the bonds at par value before each such coupon period starts. The bondholders have an option to demand early redemption of the bonds at par value commencing on August 12, 2016 until August 16, 2016. We are entitled to redeem such bonds on August 18, 2016. The bondholders are also entitled to demand early redemption of the bonds in certain other cases specified in the decision of issuance of the bonds, including when we fail to pay coupon on any of our bonds for more than 7 days or fail to repay the principal on any of our bonds for more than 30 days, or when we default on or are required to redeem any of our bonds. We partially redeemed the series 15 and series 16 bonds ahead of maturity on February 20, 2014 in the amount of 8.149 billion rubles, on August 21, 2014 in the amount of 75 million rubles and on February 19, 2015 in the amount of 37.2 million rubles.

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

On February 14, 2012, we placed series BO-04 non-convertible interest-bearing exchange bonds in an aggregate principal amount of 5.0 billion rubles. The bonds are admitted to trading at MICEX. The proceeds were used to refinance our short-term debt. The bonds are due on February 10, 2015. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 4 coupons was set at 10.25% per annum and for the 5-6 coupons was set at 13% per annum. We will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to demand that we redeem the bonds at par value before each such coupon period starts. The bondholders are also entitled to demand early redemption of the bonds if: (1) our shares are delisted from a respective stock exchange, (2) we declare default under these or any other Russian bonds, or (3) we are required to redeem any other bonds. We partially redeemed the bonds ahead of maturity on February 13, 2014 in the amount of 4.254 billion rubles. We fully redeemed the bonds on February 10, 2015.

Contractual Obligations and Commercial Commitments

The following table sets forth the amount of our contractual obligations and commercial commitments as of December 31, 2014.

		Payments Due by Period
Contractual Obligations and Commercial Commitments	Total	Less Than 1 Year	2-3 Years	4-5 Years	More Than 5 Years
	(In thousands of U.S. dollars)
Short-Term Borrowings and Current Portion of Long-Term Debt	6,678,549	6,678,549	—	—	—
Long-Term Debt Obligations, Net of Current Portion	166,532	—	165,803	486	243
Interest Payable(1)	280,015	280,015	—	—	—
Operating Lease Obligations	1,451,950	42,220	80,521	78,806	1,250,403
Purchase Obligations(2)	80,834	80,834	—	—	—
Restructured Taxes Payable	—	—	—	—	—
Asset Retirement Obligations(3)	47,190	3,478	11,297	8,733	23,682
Pension and Post-Retirement Benefits(4)(5)	78,878	18,656	10,656	9,211	40,355
Short-Term Finance Lease Obligations	270,980	270,980	—	—	—
Long-Term Finance Lease Obligations	2,813	—	2,568	245	—
Contingent payment for Bluestone acquisition(6)	29,936	29,936	—	—	—
Contractual commitments to acquire plant, property and equipment, raw materials and for delivery of goods and services(7)	1,430,705	1,351,980	52,762	2,302	23,661
Estimated interest expense(8)	2,621,755	652,003	1,060,088	909,664	—
Estimated average interest rate(8)	8.5%	9.4%	8.1%	8.3%	—

Total Contractual Obligations and Commercial Commitments	13,140,137	9,408,651	1,383,695	1,009,447	1,338,344

(1)	Interest payable as of December 31, 2014 amounted to $1.4 million and $278.6 million for short-term borrowings and current portion of long-term debt and long-term debt obligations, net of current portion, respectively. Interest payable includes $44.0 million of interests and fines accrued on overdue credit facilities (overdue principal amount and interests). Interest payable is included in amount of $280.0 million in current period figure. In the year ended December 31, 2014, our interest expense was $793.2 million and we paid out $453.7 million in interest, net of amounts capitalized.
(2)	Accounts payable for capital expenditures.
(3)	See note 16 to the consolidated financial statements.
(4)	See note 17 to the consolidated financial statements.
(5)	Includes $60.2 million pension and post-retirement benefits due in more than one year.
(6)	See note 4 to the consolidated financial statements.
(7)	See note 26 to the consolidated financial statements.
(8)	Interest expense is estimated for a five-year period based on (1) estimated cash flows and change of the debt level, (2) forecasted LIBOR rate where applicable, (3) actual long-term contract interest rates and fixed rates, forecasted with reasonable assurance on the basis of historic relations with major banking institutions.

As of December 31, 2014, we guaranteed the fulfillment of obligations to third parties for a total amount of $2.1 million. These guarantees are given by us under promissory notes, which were transferred by endorsement.

Commitments for capital expenditures were $474.8 million as of December 31, 2014. This amount includes our contractual commitments related to acquisition of property, plant and equipment arising from various purchase and construction agreements in respect of railway construction for the Elga coal complex in the amount of $378.9 million. See note 26 to the consolidated financial statements.

The total carrying and discounted amount of commitments under lease contracts as of December 31, 2014 is equal to $nil. See note 18 to the consolidated financial statements.

Inflation

Inflation in the Russian Federation was 11.4% in 2014, 6.5% in 2013 and 6.6% in 2012. Inflation has generally not had a material impact on our results of operations during the period under review in this section. However, we cannot guarantee that inflation will not materially adversely impact our results of operations in the future in case inflation accelerates. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Inflation could increase our costs and decrease operating margins.”

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

Accounting for business combinations

We account for our business acquisitions according to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, “Business Combinations” (“ASC 805”), and FASB ASC 810, “Consolidation” (“ASC 810”). We accounted for all combinations using the acquisition method of accounting.

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

As of December 31, 2014 and 2013, we reported goodwill of $403.2 million and $687.8 million, respectively. According to the results of the impairment analysis of goodwill in the years ended December 31, 2014 and 2013, impairment losses of $nil and $38.3 million were recognized, respectively.

Non-controlling interest

Non-controlling interests in the net assets and net results of consolidated subsidiaries are shown under the “Non-controlling interests” and “Net income (loss) attributable to non-controlling interests” lines in the accompanying consolidated balance sheets and statements of income and comprehensive (loss) income, respectively. Losses attributable to our group and the non-controlling interests in a subsidiary may exceed their interests in the subsidiary’s equity. The excess, and any further losses attributable to our group and the non-controlling interests, are to be attributed to those interests. That is, the non-controlling interests continue to be attributed to their share of losses even if that attribution results in a deficit non-controlling interest balance.

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

Our management evaluates our estimates and assumptions on an ongoing basis; however, actual amounts could differ from those based on such estimates and assumptions. As of December 31, 2014 and 2013, the carrying amount of our mineral licenses amounted to $720.0 million and $1,293.5 million, respectively.

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

In 2012, the total rate of social contributions was 30%: contributions to the Russian Pension Fund in the amount of 22% of the annual gross salary of each employee, contributions to the Fund of Obligatory Medical Insurance in the amount of 5.1% and contributions to the Social Insurance Fund in the amount of 2.9%. These rates were applied to the part of the annual gross salary below 512,000 rubles, and 10% are additionally charged to the Pension Fund on the exceeding amount thereafter.

In 2013, the rates of social contributions remained at the same level as in 2012. These rates were applied to the part of the annual gross salary below 568,000 rubles, and 10% are additionally charged to the Pension Fund on the exceeding amount thereafter.

In 2014, the rates of social contributions remained at the same level as in 2013. These rates were applied to the part of the annual gross salary below 624,000 rubles, and 10% are additionally charged to the Pension Fund on the exceeding amount thereafter.

Contributions to the Russian Pension Fund for the years ended December 31, 2014, 2013 and 2012 were $160.0 million, $192.8 million and $176.9 million, respectively.

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

Pension and Post-Retirement Benefit obligations and the results of sensitivity analysis of Pension and Post-Retirement Benefit obligations as of December 31, 2014 are disclosed in note 17 to the consolidated financial statements.

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

Revenues are inflows from sales of goods that constitute ongoing major operations of our group and are reported as such in the consolidated statement of comprehensive income (loss). Inflows from incidental and peripheral operations are considered gains and are included, net of related costs, in other income in the consolidated statement of comprehensive income (loss).

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

In the power segment (see note 25 to the consolidated financial statements), revenue is recognized based on the unit of power measure (kilowatts) delivered to customers, since at that point revenue recognition criteria are met. The billings are usually done on a monthly basis, several days after each month end.

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

The costs of planned major maintenance activities are recorded as the costs are actually incurred and are not accrued in advance of the planned maintenance. Costs for activities that lead to prolonging the useful life or expanding the future use of an asset are capitalized. Maintenance and repair costs are expensed as incurred. We expensed $38.7 million and $66.0 million of repair and maintenance costs during the period ended December 31, 2014 and 2013, respectively. These amounts represent the cost of third parties repair and maintenance services. Repair and maintenance costs carried out internally are accounted for as expense according to the nature of cost elements, including cost of labor and related social taxes, spare parts, auxiliary materials, energy and other expenses.

Other than for mineral licenses and other long-lived mining assets and processing plant and equipment, we record depreciation primarily using the straight-line method on a pro rata basis.

The following useful lives are used as a basis for recording depreciation:

Category of Asset	Useful Economic Lives Estimates, Years
Buildings and constructions	5-85
Operating machinery and equipment	2-30
Transfer devices	3-30
Transportation equipment and vehicles	2-25
Tools, furniture, fixtures and other	2-15

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

Mining assets and processing plant and equipment are those assets, including construction-in-progress, which are intended to be used only for the needs of a certain mine or field, and upon full extraction after exhausting of the reserves of such mine or field, these assets cannot be used further for any other purpose without a capital reconstruction. When mining assets and processing plant and equipment are placed in production, the applicable capitalized costs, including mine development costs, are depleted using the unit-of-production method at the ratio of tonnes of mineral mined or processed to the estimated proven and probable mineral reserves that are expected to be mined during the license term for mining assets related to the mineral licenses acquired prior to August 22, 2004 (see note 3(k) to the consolidated financial statements), or the estimated lives of the mines for mining assets related to the mineral licenses acquired after that date. The unit-of-production method is used for the underground mine development structure costs, as their useful lives coincide with the estimated lives of mines, provided that all repairs and maintenance are timely carried out.

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

Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. For assets and groups of assets relating to and including the licenses to use mineral reserves, future cash flows include estimates of recoverable minerals that will be obtained from proven and probable reserves and estimated value beyond proven and probable mineral reserves, mineral prices (considering current and historical prices, price trends and other related factors), production levels, capital and reclamation costs, all based on the life of mine models prepared by our engineers. Our reporting units with goodwill allocated for the testing purposes represent single entities with one component of business in each case. As of December 31, 2014, we had the following number of reporting units by segments with goodwill allocated for testing purposes: Steel — 2, Mining — 4 and Power — 2. Estimated future cash flows are based on our assumptions and are subject to risk and uncertainty that are considered in the discount rate applied in the goodwill impairment testing.

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

As of December 31, 2014, we performed an impairment analysis of goodwill at all our reporting units. In addition, we tested long-lived assets for recoverability at those reporting units, where events or changes in circumstances indicate that their carrying amounts may not be recoverable. Cash flow forecasts used in this test were based on the assumptions as of December 31, 2014. The forecasted period for our non-mining subsidiaries was assumed to be five years to reach stabilized cash flows, and the value beyond the forecasted period was based on a terminal growth rate of 2.5%. For our mining subsidiaries the forecasted period was based on the remaining life of the mines. Cash flow projections were prepared using assumptions that comparable market participants would use.

Forecasted inflation rates for the period 2015-2019, which were used in cash flow projections, were as follows:

Region	2015	2016	2017	2018	2019
Russia	12%	6%	5%	5%	5%
European countries	3%	3%	3%	4%	3%

Discount rates were estimated in nominal terms on the weighted average cost of capital basis. These rates, estimated for each year for the forecasted period, are as follows:

	2015	2016	2017	2018	2019
Discount rate	14.63%	14.22%	13.88%	13.15%	11.38%

Based on the results of the impairment analysis of long-lived assets, including definite-lived intangibles and goodwill performed by our group during the year ended December 31, 2014, no goodwill impairment was recognized.

As of December 31, 2014, we tested long-lived assets for recoverability for 21 reporting units. We tested long-lived assets for impairment at each reporting unit where the potential amount of such impairment could be material.

According to the results of the impairment analysis of long-lived assets, an impairment loss of $120.2 million for the year ended December 31, 2014 was recognized in the following reporting units:

Reporting Unit	Segment	Impairment Loss as for the Year Ended December 31, 2014
		(In millions of U.S. dollars)
Izhstal	Steel	101.1
Donetsk Electrometallurgical Plant	Steel	18.0
Mechel Service Romania	Steel	1.1

Total		120.2

The remaining carrying value of the long-lived assets of Mechel Service Romania after recording of long-lived assets impairment as of December 31, 2014 was $4.3 million. The remaining carrying value of the long-lived assets of Donetsk Electrometallurgical Plant and Izhstal was $nil.

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

According to the results of the impairment analysis of long-lived assets, an impairment loss of $177.4 million for the year ended December 31, 2013 was recognized for Donetsk Electrometallurgical Plant. The remaining carrying value of the long-lived assets of Donetsk Electrometallurgical Plant after recording of long-lived assets impairment as of December 31, 2013 was $35.7 million.

According to the results of the impairment analysis of goodwill as of December 31, 2014, the following reporting units with goodwill allocated for testing purposes have the estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, if impaired, could materially impact our group’s results:

Reporting Unit	Segment	The Excess of Fair Value over Carrying Value	Goodwill Allocated to the Reporting Unit
			(In millions of U.S. dollars)
Kuzbass Power Sales Company	Power	72%	18.2
Yakutugol	Mining	54%	237.9

The material assumptions that drive the estimated fair values of Kuzbass Power Sales Company and Yakutugol are represented by projected prices, sales volumes, coal and power and electricity prices and discount rates. Some of these assumptions materially deviate from our group’s historical results primarily due to the market downturns and economic slowdowns in the recent years in Russia, where Kuzbass Power Sales Company and Yakutugol are located. All these material assumptions are based on the group’s projections and are subject to risk and uncertainty.

Based on the sensitivity analysis carried out as of December 31, 2014, the following minimum changes in key assumptions used in the goodwill impairment test would trigger the impairment of goodwill at Kuzbass Power Sales Company and Yakutugol (the actual impairment loss that we would need to recognize under these hypotheses would depend on the appraisal of the fair values of the reporting unit’s assets, which has not been conducted):

•	0.8% and 18.1% decrease in future planned revenues, respectively;

•	6.6% and 7.7% point increase in discount rates for each year within the forecasted period, respectively; and

•	11.4% point decrease cash flow growth rate after the forecasted period at Kuzbass Power Sales Company.

We believe that the values assigned to key assumptions and estimates represent the most realistic assessment of future trends.

Finance lease

The cost of equipment acquired under the capital (finance) lease contracts is measured at the lower of its fair value or the present value of the minimum lease payments, and reflected in the balance sheet at the measured amount less accumulated depreciation. The cost of the equipment is subject to an annual impairment review as described in note 3(n) to the consolidated financial statements. Capital lease liabilities are divided into long-term and current portions based on the agreed payment schedule and discounted using the lessor’s implicit interest rate. Depreciation of assets acquired under the capital (finance) lease is included into depreciation charge for the period.

Accounts receivable

Accounts receivable are stated at net realizable value. If receivables are deemed doubtful, bad debt expense and a corresponding allowance for doubtful accounts is recorded. If receivables are deemed uncollectible, the related receivable balance is charged off. Recoveries of receivables previously charged off are recorded when received. Receivables that do not bear interest or bear below market interest rates and have an expected term of more than one year are discounted with the discount subsequently amortized to interest income over the term of the receivable. We review the valuation of accounts receivable on a regular basis. The amount of allowance for doubtful accounts is calculated based on the ageing of balances in accordance with contract terms. In addition to the allowance for specific doubtful accounts, we apply specific rates to overdue balances of its subsidiaries depending on the history of cash collections and future expectations of conditions that might impact the collectibility of accounts of each individual subsidiary. Accounts receivable, which are considered non-recoverable (those aged over three years or due from bankrupt entities) are written off against provision or charged off to operating expenses (if no provision was created in previous periods). Our standard credit terms are 30 days in Russia and Western Europe. We establish extended credit terms for related parties customers which may vary from two days to five years. Our group monitors collectibility of accounts receivable including those from its related parties on an ongoing basis primarily through review of the accounts receivable aging to determine whether accounts receivable are a concern.

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

As of December 31, 2014 and 2013, the write-down of inventories to their net realizable value was $35.8 million and $68.5 million, respectively. As of December 31, 2014, the most significant increase by $1.9 million in the write-down of inventories is attributable to the mining segment. In 2013, the major part of inventories written down to net realizable value in the previous reporting period was sold out.

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

ASC 740 prescribes the minimum recognition threshold a tax position must meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Unrecognized income tax benefits of $31.4 million, including interest and penalties of $2.7 million, as of December 31, 2014, and $78.3 million, including interest and penalties of $13.8 million, as of December 31, 2013, were recognized by us in the accompanying consolidated balance sheets.

Taxes represent our group’s provision for profit tax. During 2012-2014, income tax was calculated at 20% of taxable profit in Russia, at 10.8% in Switzerland, at 16% in Romania, at 15% in Lithuania, at 20% in Kazakhstan. Our group’s subsidiaries incorporated in British Virgin Islands are exempt from profit tax. The amendments in the tax legislation of the United States resulted in the decrease in tax rate to 39.55% in 2014-2013, 40.0% in 2012 from 40.5% in 2009-2011. The amendments in the tax legislation of the United Kingdom resulted in the decrease in tax rate from 24% in 2010-2012 to 23% since April 1, 2013 and to 21% since April 1, 2014. In December 2010, the Ukrainian tax legislation was amended to decrease the statutory income tax rate gradually from 25% in 2010 to 23% from April 1, 2011, 21% from January 1, 2012, 19% from January 1, 2013 and 18% from January 1, 2014 and thereafter.

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

Shipping and handling costs

We classify all amounts billed to customers in a sale transaction and related to shipping and handling as part of sales revenue and all related shipping and handling costs as selling and distribution expenses. These costs totaled $928.1 million, $1,117.0 million and $1,140.9 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Comprehensive income

FASB ASC 220, “Comprehensive Income” (“ASC 220”), requires the reporting of comprehensive income in addition to net income. Accumulated other comprehensive income includes foreign currency translation adjustments, unrealized holding gains and losses on available-for-sale securities and on derivative financial instruments, as well as pension liabilities not recognized as net periodic pension cost. For the years ended December 31, 2014, 2013 and 2012, in addition to net income, total comprehensive income included the effect of translation of the financial statements denominated in currencies other than the reporting currency (in accordance with ASC 830), changes in the carrying values of available-for-sale securities, and change in pension benefit obligation subsequent to the adoption of FASB ASC 715, “Compensation-Retirement Benefits” (“ASC 715”). In accordance with ASC 715, we recognize actuarial gains and losses, prior service costs and credits and transition assets or obligations (the full surplus or deficit in their plans) in the balance sheet. As of December 31, 2014 and 2013, the amount of comprehensive income included the effect of curtailment and actuarial gains and losses. Accumulated other comprehensive (loss) income is comprised of the following components:

	December 31, 2014	December 31, 2013
	(In millions of U.S. dollars)
Cumulative currency translation adjustment	971.8	(68.8)
Unrealized losses on available-for-sale securities	—	(1.3)
Pension adjustments net of related income taxes of $8.2 million in 2014 and $6.7 million in 2013	0.6	22.5

Total accumulated other comprehensive income (loss)	972.4	(47.6)

Stock-based compensation

We apply the fair-value method of accounting for employee stock-compensation costs as outlined in FASB ASC 718, “Compensation — Stock Compensation” (“ASC 718”). During the years ended December 31, 2014, 2013 and 2012, we did not enter in any employee stock-compensation arrangements.

Segment reporting

According to FASB ASC 280, “Segment Reporting” (“ASC 280”), segment reporting follows our internal organizational and reporting structure. Our operations are presented in three business segments as follows:

•	Mining segment, comprising production and sales of coal (metallurgical and steam), iron ore, coke and chemical products and limestone, which supplies raw materials to the steel and power segments and also sells substantial amounts of raw materials to third parties;

•	Steel segment, comprising production and sales of semi-finished steel products, long products of a wide range of steel grades, carbon and stainless flat products, high value-added metal products, including forgings, stampings and wire products, as well as ferrosilicon; and

•	Power segment, comprising generation and sales of electricity and heat energy, which supplies electricity and heat energy to the mining and steel segments and also sells a portion of electricity and heat energy to third parties.

In accordance with adopted accounting policies, our group also prepares disclosure of revenue information by product line within each reportable segment. The reported product lines sales comprise not less than 75% of total segment revenue from third parties and represent the key products in each reportable segment.

Financial instruments

The carrying amount of our financial instruments, which include cash equivalents, marketable securities, non-marketable debt securities, cost method investments, accounts receivable and accounts payable, and short-term borrowings approximates their fair value as of December 31, 2014 and 2013. For long-term borrowings, the difference between fair value and carrying value is shown in note 15 to our consolidated financial accounts. We have determined, using available market information and appropriate valuation methodologies, such as discounted cash flows, the estimated fair values of financial instruments. Since different entities are located and operate in different regions of Russia and elsewhere with different business and financial market characteristics, there are generally very limited or no comparable market values available to assess the fair value of our debt and other financial instruments. The cost method investments are shares of Russian companies that are not publicly traded and their market value is not available. It is not practicable for us to estimate the fair value of these investments, for which a quoted market price is not available because we have not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation would be excessive considering the materiality of our instruments. Therefore, such investments are recorded at cost.

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

Derivative instruments and hedging activities

We recognize our derivative instruments as either assets or liabilities at fair value in accordance with FASB ASC 815, “Derivatives and Hedging” (“ASC 815”). The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as an accounting hedge and further, on the type of hedging relationship. For the years ended December 31, 2013 and 2012, a gain of $22.5 million ($20.7 million due to the cross currency option with Sberbank and $1.8 million due to the swap agreement with VTB Bank (Austria) AG) and $26.8 million ($20.3 million due to the cross currency option with Sberbank and $6.5 million due to the swap agreement with VTB Bank (Austria) AG), respectively, related to the change in the fair value of derivative instruments was included in the net foreign exchange gain (loss) in the accompanying consolidated statements of operations and comprehensive income (loss). For the year ended December 31, 2014, a loss of $343.7 million ($254.2 million due to the cross currency option with Sberbank and $89.5 million due to the swap agreement with VTB Bank (Austria) AG) related to the change in the fair value and termination of the swap instrument was included in the net foreign exchange gain (loss) in the accompanying consolidated statements of operations and comprehensive income (loss). In December 2014, 20.9 billion rubles ($678.0 million as of the dates when facilities were converted in U.S. dollars) were transferred in U.S. dollars due to the existence of cross currency options with Sberbank, described in note 15 to the consolidated financial statements. As of December 31, 2014 and 2013, the outstanding balance included in debt outstanding was $678.0 million and $597.6 million, respectively. On December 29, 2014, the swap agreement with VTB Bank (Austria) AG was early terminated. As of December 31, 2014, the amount of $101.9 million due to VTB Bank (Austria) AG was recorded within accrued expenses and other current liabilities in the consolidated balance sheet. In 2015, we entered into litigation proceedings with Sberbank and VTB Bank (Austria) AG in respect of such cross currency option and swap agreement. See “Item 8. Financial Information — Litigation — Debt litigation.” There were no foreign currency forward and options contracts outstanding as of December 31, 2014.

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

Discontinued operations

FASB ASC 205 “Discontinued operations” (“ASC 205”) sets forth the financial accounting and reporting requirements for discontinued operations of a component of an entity. A “component or group of component of an entity” comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable or an operating segment, a reporting unit, a subsidiary, or an asset group.

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

In accordance with ASC 205, a subsidiary is reported as a discontinued operation when both of the following conditions are met:

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

In accordance with amendments in ASU 2014-08, “Presentation of Financial Statements and Property, Plant, and Equipment” (“ASU 2014-08”) of ASC 205, that are effective for public business entities for the annual periods beginning on or after December 15, 2014 and interim periods within those years, a discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs:

•	the component of an entity or group of components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale (approval of management, immediate sale in its present conditions, active program for searching the buyer, price and etc.);

•	the component of an entity or group of components of an entity is disposed of by sale;

•	the component of an entity or group of components of an entity is disposed of other than by sale in accordance with paragraph 360-10-45-15 (for example, by abandonment or in a distribution to owners in a spinoff).

We are currently in the process of determining the method of adoption and assessing the impact of adoption of ASU 2014-08 on our consolidated financial statements.

Recently Issued Accounting Pronouncements

Revenue from Contracts with Customer

In May 2014, the FASB issued Accounting Standards Update (“ASU”) ASU 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which will replace most existing revenue recognition guidance. The core principle of this update is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. The amendments require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments.

ASU 2014-09 provides alternative methods of retrospective adoption and is effective for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Early application is not permitted.

We are currently in the process of determining the method of adoption and assessing the impact of adoption of ASU 2014-09 on our consolidated financial statements.

Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures

In June 2014, the FASB issued ASU 2014-11, “Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures” (“ASU 2014-11”).

This update aligns the accounting for repurchase-to-maturity transactions and repurchase agreements executed as a repurchase financing with the accounting for other typical repurchase agreements. The new guidance eliminates sale accounting for repurchase-to-maturity transactions and supersedes the guidance under which a transfer of a financial asset and a contemporaneous repurchase financing could be accounted for on a combined basis as a forward agreement. The amendments in ASU 2014-11 also require a new disclosure for transactions economically similar to repurchase agreements in which the transferor retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. Additional disclosures will be required for the nature of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings.

The amendments in ASU 2014-11 are effective for the first interim or annual period beginning after December 15, 2014; however, the disclosure for transactions accounted for as secured borrowings is required to be presented for annual periods beginning after December 15, 2014, and interim periods beginning after March 15, 2015. Early adoption is not permitted.

The adoption of ASU 2014-11 is not expected to have a material impact on our consolidated financial statements.

Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”), which requires management to evaluate, in connection with preparing financial statements for each annual and interim reporting period, whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable) and provide related disclosures.

ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early adoption is permitted.

We are currently in the process of determining the method of adoption and assessing the impact of adoption of ASU 2014-15 on our consolidated financial statements.

Pushdown Accounting

In November 2014, the FASB issued ASU 2014-17, “Business Combinations — Pushdown Accounting” (“ASU 2014-17”). The amendments in this update provide an acquired entity with the option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. ASU 2014-17 is effective from November 18, 2014.

The adoption of ASU 2014-17 is not expected to have a material impact on our consolidated financial statements.

Elimination of Extraordinary Reporting

In January 2015, the FASB issued ASU 2015-01, “Income Statement — Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items” (“ASU 2015-01”). The new guidance eliminates the separate presentation of extraordinary items, net of tax and the related earnings per share, but does not affect the requirement to disclose material items that are unusual in nature or infrequently occurring.

ASU 2015-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption.

The adoption of ASU 2015-01 is not expected to have a material impact on our consolidated financial statements.

Consolidation Analysis

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU 2015-02”). The amendments in this ASU affect reporting entities that are required to evaluate whether they should consolidate certain legal entities.

ASU 2015-02 simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a Variable Interest Entity (“VIE”); and (iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs.

ASU 2015-02 is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period.

We are currently evaluating the impact of ASU 2015-02 on our consolidated financial statements.

Debt Issuance Costs

In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”), which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.

ASU 2015-03 is effective retrospectively for annual reporting periods beginning after December 15, 2015, including interim reporting periods within that reporting period.

We are currently in the process of determining the method of adoption and assessing the impact of adoption of ASU 2015-03 on our consolidated financial statements.

Trend Information

Demand

Mining. The demand for coking coal is dependent on the steel industry, which is directly tied to global economic cycles. In 2012, demand for internationally traded metallurgical coal grew by 8.9% with record coal imports seen into both China and India in the first half of the year, according to CRU. In 2013, international metallurgical coal demand grew by 10.2%, according to CRU. The main reason for the increase was a new record in Chinese imports of coking coal which rose by 22 million tonnes, according to Platts. In 2014, China’s coking coal imports fell by 13 million tonnes due to growing usage of domestic material and a slowdown in demand, according to Platts. As a result, global metallurgical coal imports stagnated with a slight decrease of 1.1% in 2014, according to CRU.

The steam coal market is driven by non-steel related factors, such as growth in electricity consumption, balance between supply and demand and seasonality. In 2012, global steam coal import demand increased by 12.6% due to strong Asian imports, according to CRU. In 2013, steam coal import demand rose by 3.1% mainly due to fast-growing demand from India, according to CRU. In 2014, India continued to increase its demand for imported steam coal, as a result of which global steam coal import demand increased by 2.0% compared to 2013, according to CRU.

In 2012, global iron ore demand increased by 2.6% due to increased pig iron production, according to AME. Global iron ore demand growth was stronger in 2013, increasing by 6.3% as pig iron production rose by 4.8%, according to AME. In 2014, world pig iron production grew at a slower pace of 1.4%, as a result of which global iron ore demand increased by 1.6%.

Steel. Russia is our largest market for steel products. In 2012, Russian rolled steel consumption grew by 6.2% and reached 45.1 million tonnes, according to Metal Expert. In 2013, Russian rolled steel consumption grew by an additional 1.5% and reached a record level of 45.8 million tonnes, according to Metal Expert. In 2014, Russian rolled steel consumption remained at the level of 2013 and amounted to 45.7 million tonnes, according to Metal Expert.

The volume of steel products exports from Russia declined by 9.2% in 2013 and amounted to 23.4 million tonnes due to the greater attractiveness of the domestic market, according to Metal Expert. In 2014, exports of steel products increased by 4.1% and reached 24.4 million tonnes as a result of the ruble devaluation, according to Metal Expert.

In 2013, imports of steel decreased by 2% and reached 7.1 million tonnes due to increased deliveries of Russian producers, according to Metal Expert. Imported steel comprised 15.5% of the Russian steel market, according to Metal Expert. In 2014, imports declined by 22.6% and amounted to 5.5 million tonnes, according to Metal Expert. The decline was due to the ruble devaluation and growth in supplies of domestic producers.

Power. In 2014, the electricity output of our generating facilities decreased by 7% as compared to 2013. Heat energy generated for sale decreased by 9%.

The reduction in market demand for electricity energy has resulted in the need to adjust undertakings and completion schedules with respect to power industry companies’ investment programs. Currently the Russian government is analyzing the progress made on these programs, particularly in light of the current economic downturn, in an effort to clarify the timeline for installation of the necessary production capacities. It is expected that these decisions will result in a new long-term agreement with the Russian government regarding the regulatory scheme of the regulated capacity market which will determine the profitability of this market.

Sales

Mining. In 2015, we expect sales volumes of our mining segment to remain at the level of 2014 with an increase in the share of exports due to the increasing volumes of production at the Elga coal deposit. We believe that our policy of concluding long-term contracts for coal and iron ore concentrate sales strengthens our relationships with our customers and gives us long-term presence in both the domestic and export markets.

Steel. Our steel segment sales volumes are expected to increase in 2015 due to the increased production at the universal rolling mill resulting in an increase of structural shapes and rails sales. In addition, we believe that our strategy aimed at increasing the efficiency of the existing distribution network in conjunction with direct sales from our plants to the largest customers allows us to strengthen our leading position in the market, to provide us with greater stability in steel sales and to improve our cash flow in the current economic slowdown.

Power. In 2015, we expect sales volumes of our power segment to remain at 2014 levels. We do not expect that consumption by small and mid-sized businesses and households, which are also customers of power and heat-supply companies, will change significantly. We plan to expand our distribution channels to build a new customer base among small and mid-sized businesses, as well as public utilities. We also plan to optimize our production capacity through further integration of our intra-group assets. We hope that further integration of our power assets, as well as diversification of our customer portfolio will allow us to avoid a fall in power segment sales caused by a decrease in demand from large industrial companies that are shifting their business from power supply companies.

Inventory

Overall, our inventory decreased by $767.2 million, or 54.5%, to $640.7 million as of December 31, 2014 from $1,407.9 million as of December 31, 2013, due to the decrease in finished goods production costs, which was due to the decrease in raw materials costs as well as the decrease in production volumes in the steel segment as a result of the decline in steel products demand.

Costs

Mining. Within our mining segment, we expect our iron ore cash costs per tonne to increase in 2015 as a result of increasing prices of power, explosives, automotive tires and tubes for open pit equipment and land use fees, while coal cash costs per tonne should remain relatively stable in 2015 as a result of increasing operational efficiency and decreasing semi-fixed costs.

Steel. Excluding the effects of imposition of international sanctions against Russia and exchange rate fluctuations, our steel cash costs per tonne should remain relatively stable in 2015 as a result of achieving cost savings, as well as efficiency and output gains arising as a result of our targeted capital investment program. Specifically, as we continue to introduce operational and technical changes at our plants allowing us to better integrate their products, we expect to be better able to control our costs. The increasing use of continuous casters should provide both efficiency and production increases.

Power. We expect that in 2015 the cost of the production of electricity and heat energy will increase due to an increase in the prices of key raw materials, particularly natural gas, as well as some ancillary materials. We intend to maintain strict control over costs, which should enable us to cut expenditures by reducing fixed production costs, optimizing administrative expenses and increasing productivity to satisfy increased market demand in some regions.

Seasonality

Seasonal effects have a relatively limited impact on our results. Nevertheless, a slowing of demand and, thus, a reduction in sales volumes (and a related increase in inventories) is typically evident in the first and fourth quarters of the financial year as a result of the general reduction in economic activity associated with the New Year holiday period in Russia and elsewhere. We maintain larger stockpiles of scrap during the winter months in order to avoid potential supply disruptions due to inclement weather. We are dependent on the Russian construction market, which also experiences slowdowns in the winter months. Our mining segment revenues generally have the same seasonality as the steel segment since coking coal and iron ore are primarily used in the manufacture of steel and are closely linked to steel consumption. By contrast, our power segment sales volumes are generally higher in the first and the fourth quarters of the year, due to increased electricity and steam consumption in the winter period.

Consumption of combustive, lubricative and energy supplies during the winter months is generally higher than during the rest of the year. In addition, railroad carriers demand that iron ore concentrate be fully dried and coal concentrate be partially dried for transportation during the winter months, resulting in higher costs during that time.

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

Board of Directors

Name	Year of Birth	Position
Igor V. Zyuzin	1960	Chairman, Chief Executive Officer of Mechel Mining
Oleg V. Korzhov(4)	1970	Director, Chief Executive Officer, Chairman of Management Board
Alexey G. Ivanushkin(4)	1962	Director, Chief Operating Officer — First Deputy Chief Executive Officer, Member of Management Board
Viktor A. Trigubko(4)	1956	Director, Senior Vice President — Government Relations
A. David Johnson(1)(2)(4)	1937	Director
Igor S. Kozhukhovsky(1)(3)(4)	1956	Director
Vladimir V. Gusev(1)(2)(3)	1945	Director
Yuriy N. Malyshev(1)(3)(4)	1939	Director
Vladimir Yu. Korovkin(1)(2)(3)	1960	Director

(1)	Independent Director under the applicable NYSE regulations and Russian regulations.
(2)	Member of the Audit Committee of the Board of Directors.
(3)	Member of the Committee on Appointments and Remuneration.
(4)	Member of the Committee on Investments and Strategic Planning.

Igor V. Zyuzin has been Chairman of our Board of Directors since July 2010. He was our Chief Executive Officer from December 2006 to June 2010 and Chairman of our Management Board from September 2007 to June 2010. He served as Chairman of our Board of Directors from March 2003, when Mechel was founded, to December 2006 and has been a member of our Board of Directors since that time. Mr. Zyuzin has been a member of the Board of Directors of Mechel Mining since April 2008 and Chief Executive Officer of Mechel Mining since July 2011. Mr. Zyuzin has also served as Chairman of the Board of Directors of Southern Kuzbass Coal Company since May 1999 and has been a member of the Board of Directors of Chelyabinsk Metallurgical Plant since 2001 and a member of the Board of Directors of Yakutugol since October 2007. He has served as Chairman of the Board of Directors of Yakutugol since June 2013. From July 2011 to April 2014, he was Chairman of the Management Board of Mechel Mining. From April 2008 to June 2011, Mr. Zyuzin served as Chairman of the Board of Directors of Mechel Mining. Mr. Zyuzin has over 28 years of experience in the coal mining industry. Mr. Zyuzin has a degree in technology and complex mechanization of underground mining from the Tula Polytechnic Institute. Mr. Zyuzin also has a degree in mining engineering economics and a Ph.D. in technical sciences in the coal mining field. Mr. Zyuzin may be deemed to be the beneficial owner of approximately 67.42% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions.”

Oleg V. Korzhov has been a member of our Board of Directors since June 2014. Mr. Korzhov has been our Chief Executive Officer and Chairman of our Management Board since January 2014. He was our Senior Vice President for Economics and Management from February 2012 to December 2013. He has been a member of our Management Board since March 2009. Mr. Korzhov was our Senior Vice President for Business Planning and Analysis from November 2011 to February 2012, and our Vice President for Business Planning and Analysis from April 2009 to October 2011. Mr. Korzhov has been a member of the Board of Directors of Mechel Mining since June 2011 and Chelyabinsk Metallurgical Plant since June 2014. He was a member of the Board of Directors of Port Posiet, Beloretsk Metallurgical Plant and Mecheltrans from 2010 to 2014, Southern Kuzbass Power Plant from 2009 to 2014, Kuzbass Power Sales Company from 2010 to 2014, Chelyabinsk Metallurgical Plant from 2009 to 2011 and Vyartsilya Metal Products Plant from 2008 to 2010. From July 2008 to April 2009, he was Deputy Chief Executive Officer for Economics and Finance of Mechel-Steel Management. From September 2005 to January 2006, he served as Economic Planning Director of Mechel and from February 2006 to July 2008 he held the same position at Mechel-Steel Management. From 2003 to 2005, Mr. Korzhov was Director for Finance and Economics of EvrazHolding OOO. From 1998 to 2003, he was Deputy Director for Economic Analysis and Pricing and then Director for Economics of Nizhniy Tagil Iron and Steel Works OAO. Mr. Korzhov has a degree in economics and management in metallurgy from the Urals Polytechnic Institute and a degree in general management from the Academy of National Economy under the Government of the Russian Federation. Mr. Korzhov also has a Ph.D. in economics.

Alexey G. Ivanushkin has been a member of our Board of Directors since June 2013. Mr. Ivanushkin has been our Chief Operating Officer — First Deputy Chief Executive Officer and a member of our Management Board since August 2014. He has also been Chief Executive Officer of Oriel Resources Ltd. since April 2009. He has been a member of the Board of Directors of Oriel Resources Ltd. since October 2008 and a member of the Board of Directors of Southern Urals Nickel Plant since May 2009. He has also served as Chairman of the Board of Directors of Southern Urals Nickel Plant since May 2010. He was a member of our Board of Directors from March 2003 to July 2009, and served as our Chief Operating Officer from January 2004 to February 2009. Mr. Ivanushkin held the position of our Chief Executive Officer from March 2003 to January 2004. Mr. Ivanushkin served as Chairman of the Board of Directors of Chelyabinsk Metallurgical Plant from June 2002 to June 2009. From June to October 2004, he was Chief Executive Officer of Southern Kuzbass Coal Company. From December 1999 to April 2002, Mr. Ivanushkin served as Chief Executive Officer of Chelyabinsk Metallurgical Plant. From 1993 to November 1999, he was Director of the Department of Ferrous Metals and Ferroalloys in the Moscow office of Glencore International. Mr. Ivanushkin has a degree in economics and international relations from the Moscow State University of International Relations (MGIMO).

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

A. David Johnson has been a member of our Board of Directors since October 2004. He served as Chairman of the Board of Directors of Neuerth Coal Mining PVT Ltd from 2008 to 2014 and a member of the Board of Directors of Coal Energy S.A. from 2011 to 2014. Mr. Johnson was Chairman of the Board of Directors of Joy Mining Machinery UK Ltd from 2003 to 2008, and Managing Director of Joy Mining Machinery UK Ltd from 1990 to 2002. From 1984 to 1990, Mr. Johnson was Managing Director of Dosco Overseas Engineering, a U.K.-based mining equipment manufacturer. From 1990 to 1992, he served as President of the Association of British Mining Equipment Companies. He also worked at the U.K. National Coal Board from 1953 to 1960. In

1998, he was awarded the Order of Friendship by the Russian government for services to the Russian coal industry. Mr. Johnson is a qualified mining engineer having obtained the U.K. Mining Qualifications Board Certificate in 1959.

Igor S. Kozhukhovsky has been a member of our Board of Directors since June 2008. Mr. Kozhukhovsky has been General Director of Management APBE ZAO since June 2008. He also holds the position of Deputy General Director for Development of the state information system of the fuel and energy complex in the Federal State-Funded Institution “Russian Energy Agency” of the Ministry of Energy of the Russian Federation and is a member of the Board of Directors of CCS-Group OJSC. From August 2005 to July 2013, Mr. Kozhukhovsky was General Director of APBE ZAO, a forecasting agency engaged in the electric power sector. From 1999 to 2008, Mr. Kozhukhovsky held various positions at RAO UES, including Head of the Economic Policy Department. From 1997 to 1999, he was Deputy Minister of Fuel and Energy of the Russian Federation. Mr. Kozhukhovsky has degrees in automation of metallurgical production engineering and mining electrical engineering from the Siberian Metallurgical Institute. He also has a Ph.D. in economics.

Vladimir V. Gusev has been a member of our Board of Directors since July 2009. In 2008, Mr. Gusev held the position of Vice President for Finance of the State Corporation “Olympstroy.” From 2005 to 2008, he was Deputy Head of the Federal Tax Service of the Russian Federation. From 1999 to 2005, he was First Deputy Minister of Taxes and Levies of the Russian Federation. Mr. Gusev has a law degree from the Leningrad State University. He also has a Ph.D. in economics and is an associate professor. He was awarded several national awards, including in 2000, by the Decree of the President of the Russian Federation, the title of Honored Economist of the Russian Federation. Mr. Gusev has authored more than 30 scientific papers and publications.

Yuriy N. Malyshev has been a member of our Board of Directors since June 2013. Mr. Malyshev is currently Director of the State Geological Museum of V.I. Vernadsky. He has been President of the Academy of Mining Sciences of Russia since 1993. Mr. Malyshev also serves as Chairman of the Board of Directors of OShK Soyuzspetsstroy ZAO. From 1999 to 2013, he was President of the Non-profit Partnership Russian Mining Operators. Mr. Malyshev has almost 50 years of experience in various executive positions in the coal mining industry. He is a member of the Russian Academy of Sciences and has a D.Sc. in technical sciences. He has the honorary title of Honored Worker of Science and Technology of the Russian Federation. He is the recipient of several prizes and awards, including the order “For Merit to the Motherland” of the third grade, the Order of Honour and all three grades of the “Miner’s Glory” order. Mr. Malyshev has a degree in mining from the Kemerovo Mining Institute.

Vladimir Yu. Korovkin has been a member of our Board of Directors since June 2014. From June 2011 to June 2014, he served as Chairman of the Board of Directors of Mechel Mining. Since 1995, Mr. Korovkin has held various positions at Federal Stock Corporation OAO, including President from 1999 to 2004 and Chairman since 2004. From 1982 to 1995, he held various positions at the Institute of World Economy and International Relations of the Russian Academy of Sciences. Mr. Korovkin has a degree in economic geography of foreign countries and a Ph.D. in economics from the Lomonosov Moscow State University.

All of our current directors were elected on June 30, 2014, and their terms expire on the date of our next annual general shareholders’ meeting, which will take place not later than June 30, 2015. The business and mailing address for all our directors and executive officers is Krasnoarmeyskaya Street 1, Moscow 125993, Russian Federation.

Executive Officers

Name	Year of Birth	Position
Oleg V. Korzhov	1970	Chief Executive Officer, Director, Chairman of Management Board
Alexey G. Ivanushkin	1962	Chief Operating Officer — First Deputy Chief Executive Officer, Director, Member of Management Board
Victor A. Trigubko	1956	Senior Vice President — Government Relations, Director
Andrey A. Slivchenko	1975	Vice President — Finance, Member of Management Board
Elena V. Selivanova	1962	Vice President for Human Resources and Social Policy, Member of Management Board
Valery A. Sheverdin	1963	Vice President for Corporate Security, Member of Management Board
Irina N. Ipeeva	1963	Director of Legal Department, Member of Management Board
Pavel V. Shtark	1969	Chief Executive Officer of Mechel Mining Management, Member of Management Board
Vladimir I. Tytsky	1950	Chief Executive Officer of Mechel-Steel Management, Member of Management Board
Petr A. Pashnin	1977	Chief Executive Officer of Mechel Energo
Alexey V. Lebedev	1974	Chief Executive Officer of Mecheltrans Management, Member of Management Board

For brief biographies of Messrs. Korzhov, Ivanushkin and Trigubko, see “— Board of Directors.”

Andrey A. Slivchenko has been our Vice President — Finance since May 2014 and a member of our Management Board since August 2014. From April 2014 to May 2014, Mr. Slivchenko was our Director for Finance. From January 2012 to September 2012, he served as Chief Executive Officer and from November 2011 to January 2012 as Chief Operating Officer of Pharmacy Chain 36.6 OAO. From July 2007 to April 2011, he was Vice President for Corporate Finance at United Aircraft Corporation JSC. From August 2003 to July 2007, Mr. Slivchenko held the position of Director for Corporate Finance at Pharmacy Chain 36.6 OAO. From January 2001 to May 2003, he was Director for Corporate Finance at Ilim Pulp Enterprise ZAO. From August 1997 to February 1999, he held various positions at Yukos Oil Company, including Head of the Financial Markets Department of Yukos-Moskva OOO. Mr. Slivchenko received a bachelor’s degree in economics and a master’s degree in management from the International University in Moscow.

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

Valery A. Sheverdin has been our Vice President for Corporate Security since March 2014 and a member of our Management Board since August 2014. From June 2009 to March 2014, Mr. Sheverdin held the positions of our Director of the Department of Safety of Property Complex and Director of the Corporate Security Department. From April 2011 to March 2014, he was Chief Executive Officer of Mechel-Garant OOO. From July 2007 to April 2011, he worked in PSC Mechel-Centre OOO, including as General Director from December 2007. From April 2004 to June 2007, Mr. Sheverdin held various positions in Lukom-A Agency ZAO. From February 2001 to March 2003, he was Chairman of the Belgorod regional office of the Russian Fund of Social Progress. From September 1995 to February 2001, he held various executive positions in security agencies. From November 1981 to August 1995, he served in the Armed Forces of the Russian Federation. Mr. Sheverdin graduated from the Moscow Border Institute of the Federal Security Service of the Russian Federation with a degree in law and the Kolomna Higher Artillery Command College of the October Revolution.

Irina N. Ipeeva has been Director of our Legal Department since April 2009 and a member of our Management Board since September 2007. She has been a member of the Board of Directors of Southern Kuzbass Coal Company since 2007 and a member of the Board of Directors of Mechel Mining since June 2014. From September 2007 to April 2009, she was our General Counsel, Deputy Director of the Legal Department — Director of the Department of Corporate Governance and Property. From 2003 to 2007, Ms. Ipeeva held the position of General Counsel and Director of the Department of Corporate Governance and Property. From February to July 2006, she was Director of the Department of Corporate Governance and Property of Mechel-Steel Management. From March to June 2003, Ms. Ipeeva held the position of Deputy General Director for Property Matters of Uglemet-Trading OOO. From December 2001 to March 2003, she was Head of the Department for Regulation of Corporate Relations and Property of Southern Kuzbass Coal Company and, from January to November 2001, she was Head of the Share Capital Department. From August 1988 to January 2001, Ms. Ipeeva worked at the Kuzbassugleobogashcheniye Industrial Amalgamation and the Tomusinskaya Washing Plant, where she held positions ranging from a legal adviser to head of the legal department. Ms. Ipeeva has a degree in law from the Kuibyshev State University.

Pavel V. Shtark has been Chief Executive Officer of Mechel Mining Management since July 2013 and a member of our Management Board since August 2014. He has been a member of the Board of Directors of Moscow Coke and Gas Plant since June 2013, a member of the Board of Directors of Elgaugol since August 2013 and a member of the Board of Directors of Mechel Mining, Southern Kuzbass Coal Company, Korshunov Mining Plant and Yakutugol since June 2014. He was a member of the Management Board of Mechel Mining from July 2013 to April 2014. From October 2012 to July 2013, he held the position of Deputy General Director for Coke and Chemical Products Production — Managing Director of Moscow Coke and Gas Plant. From April 2008 to October 2012, Mr. Shtark served as Deputy Director, Director and Managing Director of Mechel Coke. From October 1996 to March 2008, he was Head of the Workshop, Chief Engineer of Coke and Chemical Products Production at Nizhniy Tagil Iron and Steel Works OAO. Mr. Shtark has a degree in equipment and technology of welding production from the Urals State Technical University and a degree in chemical technology of natural energy carriers and carbon materials from the same university.

Vladimir I. Tytsky has been Chief Executive Officer of Mechel-Steel Management since October 2012 and a member of our Management Board since August 2014. He has been a member of the Board of Directors of Chelyabinsk Metallurgical Plant since May 2013. He was a member of the Board of Directors of Moscow Coke and Gas Plant from 2008 to 2014 and a member of the Board of Directors of Izhstal, Beloretsk Metallurgical Plant, Urals Stampings Plant and Vyartsilya Metal Products Plant from 2013 to 2014. From October 2010 to September 2012, he held the position of Deputy General Director for Coke and Chemical Products Production of Mechel Mining Management. From July 2007 to September 2012, he was Managing Director of Moscow Coke and Gas Plant. From October 2006 to July 2007, he was General Director of Moscow Coke and Gas Plant. From 2003 to 2006, Mr. Tytsky held the positions of Mechel Group’s Senior Vice President for Strategy and Integration and Senior Vice President for Sales and Purchases. From 2002 to 2003, Mr. Tytsky was Deputy and then First Deputy General Director at Coalmet Trading. From 1972 to 2002, he held various positions at Chelyabinsk Metallurgical Plant, including Deputy General Director for Marketing and Distribution. In 2000, he was awarded the title of Honored Metallurgist. Mr. Tytsky has a degree in chemical process engineering from the Dnepropetrovsk Metallurgical Institute.

Petr A. Pashnin has been Chief Executive Officer of Mechel Energo since November 2013. He has been a member of the Board of Directors of Kuzbass Power Sales Company since May 2014 and a member of the Board of Directors of Tomusinsk Energo Management since June 2014. From July to November 2013, he held the position of Technical Director of Mechel Energo. From March 2012 to June 2013, he was Chief Operating Officer of Toplofikatsia Rousse. From September 2011 to February 2012, he served as Head of Energy Efficiency and Energy Audit Department of Mechel Energo. From February 2008 to September 2011, he held various positions at the Chelyabinsk branch of Mechel Energo. From July 1999 to January 2008, he worked at Chelyabinsk Metallurgical Plant, where he held positions ranging from steam turbine operator to heat and power station chief engineer. Mr. Pashnin has a degree in industrial heat power engineering from the Southern Urals State University.

Alexey V. Lebedev has been Chief Executive Officer of Mecheltrans Management since December 2013 and a member of our Management Board since August 2014. He has been a member of the Board of Directors of Mecheltrans since April 2014 and a member of the Board of Directors of Port Posiet, Port Kambarka and Port Vanino since June 2014. He served as Chief Executive Officer of Mecheltrans Auto from February 2011 to December 2013 and Director of Motor Transportation Department of Mecheltrans from June 2010 to January 2011. From 2005 to 2010, Mr. Lebedev was Director of Uraltechstroy NN OOO. From 2004 to 2005, he held the position of Deputy General Director of Region Express TK OOO. From 1998 to 2003, he held various positions at UralPromSnab OOO. From 1993 to 1998, he was Head of Railway Transportation Department of Transfero EAFC OOO. Mr. Lebedev has a degree in industrial management from the Izhevsk State Technical University.

Compensation

Our directors and executive officers were paid an aggregate of approximately $7.0 million for services in all capacities provided to us during 2014. The total amount set aside for pension, retirement and other similar benefits for our directors and executive officers as of December 31, 2014 was not material. Our directors and executive officers are also provided with voluntary medical insurance and the use of wireless services.

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

Committees of the Board of Directors

Audit Committee

The Audit Committee consists of Vladimir Korovkin, Vladimir Gusev and David Johnson, each of whom is an Independent Director. Our Audit Committee operates pursuant to a bylaw, which is available at www.mechel.com. The purpose of this Committee is to assist the Board of Directors with its oversight responsibilities regarding:

•	the quality and integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and

•	the performance of our internal audit function and independent auditor.

Committee on Investments and Strategic Planning

The members of the Committee on Investments and Strategic Planning are David Johnson, Igor Kozhukhovsky, Alexey Ivanushkin, Yuriy Malyshev, Viktor Trigubko and Oleg Korzhov. The Committee on Investments and Strategic Planning defines our strategic goals and defines our priorities. The Committee makes recommendations to the Board of Directors on our dividend policy and on the adjustments to our strategy as required in order to enhance our efficiency. Our Committee on Investments and Strategic Planning operates pursuant to a bylaw, which is available at www.mechel.com.

The following sub-committees were set up under the Committee on Investments and Strategic Planning:

•	Sub-committee on metallurgical production strategy, with members Alexey Ivanushkin, Viktor Trigubko and Oleg Korzhov;

•	Sub-committee on mining production strategy, with members Yuriy Malyshev and David Johnson; and

•	Sub-committee on power production strategy, with members Igor Kozhukhovsky and Alexey Ivanushkin.

Committee on Appointments and Remuneration

The members of the Committee on Appointments and Remuneration are Vladimir Korovkin, Vladimir Gusev, Igor Kozhukhovsky and Yuriy Malyshev, each of whom is an Independent Director. The Committee on Appointments and Remuneration has been established to maintain continuity and high professional standards, as well as to work out a competitive remuneration system, within our group. The Committee prepares recommendations to the Board of Directors on candidates for appointment to the Management Board or as our Chief Executive Officer or other executive officers or senior officers of our subsidiaries. It also prepares appraisals of their performance and makes recommendations regarding their remuneration. The Committee also defines the requirements applicable to nominees to the Board of Directors and informs the shareholders of such nominees. The Committee operates pursuant to a bylaw, which is available at www.mechel.com.

Management Board

In September 2007, we created a Management Board to provide for greater oversight of our operations. For more information, see “Item 10. Additional Information — Management Board.” The members of the Management Board are set out above under “— Directors and Executive Officers.”

Management Companies

We have four management companies within our group which provide management services to the companies within the mining, steel and power segments and to our companies within our transport division.

In 2014, with the aim of further optimizing the structure of our group, we made the decision to liquidate Mechel Ferroalloys Management.

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

Mechel-Steel Management

Mechel-Steel Management was established in October 2005 as a wholly-owned subsidiary of Mechel with the initial purpose to provide management services to our subsidiaries by performing the functions of their respective management bodies. The company’s former name was Mechel Management OOO which was changed in September 2009 in line with the reorganization of our group’s management structure. Mechel-Steel Management presently provides management services to our subsidiaries within the steel segment by performing the functions of the sole executive body of Chelyabinsk Metallurgical Plant, Urals Stampings Plant, Izhstal and Bratsk Ferroalloy Plant.

Mechel Energo

Mechel Energo was established in May 2001 under the name of Regional Energy Company ENERGOSBYT OOO. In April 2004, we acquired the company with a view to make the strategic and operational management of our power assets more efficient. The name of the company was changed to its current name in April 2004. Mechel Energo performs the functions of the sole executive body of Southern Kuzbass Power Plant in our power segment.

Mecheltrans Management

Mecheltrans Management was established in March 2010 as a wholly-owned subsidiary of Mechel and since July 1, 2010 provides management services to the companies within our transport division by performing the functions of the sole executive body of Mecheltrans, Mecheltrans Vostok, Port Posiet, Port Kambarka and Port Temryuk.

Review Commission

The Review Commission verifies the accuracy of our financial reporting under Russian law and generally supervises our financial activity. The members of our Review Commission are nominated and elected by our shareholders to serve until the next annual general shareholders’ meeting. Our Chief Executive Officer, a member of our Board of Directors and a member of our Management Board may not simultaneously be a member of the Review Commission. Our Review Commission currently has three members: Denis V. Shamne, Andrey V. Stepanov and Natalya S. Zykova. The powers and duties of our Review Commission are governed by a bylaw approved by our general shareholders’ meeting.

Internal Control and Audit Department

The Internal Control and Audit Department’s main function is to systematically, consistently and independently from our management assess and improve the efficiency of our group’s risk management, internal control, corporate governance and information systems. The activities of the Internal Control and Audit Department are governed by the Bylaw on the Internal Control and Audit Department. Natalya S. Zykova serves as the Director of the Internal Control and Audit Department. The Department is functionally subordinated to the Audit Committee of the Board of Directors, and administrated by our Chief Executive Officer.

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

We also comply with the corporate governance requirements applicable to Russian public companies listed on Russian stock exchanges. Such requirements include: (1) the obligation to have at least three independent directors, who shall represent at least one-fifth of the members of the board of directors; (2) the establishment of an audit committee chaired by an independent director and a committee on appointments and remuneration consisting of independent directors, or, if not practicable, of independent directors and members of the board of directors who are not a sole executive body and/or members of the collegial executive body; (3) the establishment of a corporate body responsible for the internal audit (control) and adoption of an internal audit (control) policy; (4) the adoption of a dividend policy; (5) the obligation to notify shareholders about the annual general shareholders’ meeting not less than 30 days before the date of the meeting; and (6) the obligation to disclose information about the date when the list of persons entitled to participate in a general shareholders’ meeting is prepared, at least five days prior to such date.

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

Employees

As at December 31, 2014, we employed approximately 67,880 people as follows:

Company	Primary Location	Primary Function	Total Employees	% Unionized
Chelyabinsk Metallurgical Plant	Russia	Steel	16,804	61%
Southern Kuzbass Coal Company and subsidiaries (Tomusinsky Open Pit, Vzryvprom)	Russia	Coal	9,942	73%
Beloretsk Metallurgical Plant	Russia	Steel	6,383	86%
Yakutugol, Neryungry Car Fleet, Elgaugol	Russia	Coal	4,989	94%
Urals Stampings Plant	Russia	Steel	4,141	62%
Korshunov Mining Plant	Russia	Iron ore	3,877	68%
Izhstal	Russia	Steel	3,027	86%
Mechel Service Global (including subsidiaries)	Russia, Europe	Sales and distribution	2,088	0%
Mechel Coke	Russia	Coke	1,703	57%
Southern Kuzbass Power Plant	Russia	Power	1,651	26%
Mechel Materials	Russia	Steel	1,642	32%
Mechel Energo	Russia	Power	1,490	32%
Kuzbass Power Sales Company	Russia	Power	1,279	52%
Donetsk Electrometallurgical Plant	Ukraine	Steel	1,245	54%
Moscow Coke and Gas Plant	Russia	Coke	1,080	60%
Mecheltrans (including subsidiaries)	Russia	Transportation	928	13%
Mechel-Remservice	Russia	Ore mining equipment repair	641	99%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	626	36%
Port Posiet	Russia	Shipping	535	8%
Mechel Engineering	Russia	Scientific research	344	0%
Southern Urals Nickel Plant	Russia	Nickel	315	36%
Mechel Nemunas	Lithuania	Steel	269	29%
Vyartsilya Metal Products Plant	Russia	Steel	255	0%
Port Temryuk	Russia	Shipping	226	0%
Metallurgshakhtspetsstroy	Russia	Capital construction	216	0%
Port Kambarka	Russia	Shipping	210	0%
Pugachevsky Open Pit	Russia	Limestone	177	46%
Shakhtspetsstroy	Russia	Capital construction	174	20%
Kaslinsky Architectural Art Casting Plant	Russia	Steel	163	0%
Mechel Vtormet	Russia	Scrap metal	118	0%
Bluestone	United States	Coal	52	17%
Mechel Carbon	Switzerland, Belgium, Singapore	Sales and distribution	50	0%
Mechel Trading	Switzerland	Sales and distribution	12	0%
Other (including all management companies)	Various	Various	1,228	0%

Total			67,880	61%

As at December 31, 2013, we employed approximately 71,635 people as follows:

Company	Primary Location	Primary Function	Total Employees	% Unionized
Chelyabinsk Metallurgical Plant	Russia	Steel	16,791	59%
Southern Kuzbass Coal Company and subsidiaries (Tomusinsky Open Pit, Vzryvprom)	Russia	Coal	10,548	74%
Beloretsk Metallurgical Plant	Russia	Steel	6,828	79%
Yakutugol, Dzhebariki-Khaya Underground, Kangalassky Open Pit, Neryungry Car Fleet	Russia	Coal	4,870	95%
Izhstal	Russia	Steel	4,174	81%
Urals Stampings Plant (with branches)	Russia	Steel	4,173	65%
Korshunov Mining Plant	Russia	Iron ore	3,959	68%
Mechel Service Global (including subsidiaries)	Russia, Europe	Sales and distribution	2,405	0%
Mechel Energo	Russia	Power	1,992	39%
Donetsk Electrometallurgical Plant	Ukraine	Steel	1,788	62%
Mechel Coke	Russia	Coke	1,739	60%
Mechel Materials	Russia	Steel	1,422	41%
Kuzbass Power Sales Company	Russia	Power	1,259	53%
Moscow Coke and Gas Plant	Russia	Coke	1,092	68%
Metallurgshakhtspetsstroy	Russia	Capital construction	831	0%
Mecheltrans (including subsidiaries)	Russia	Transportation	822	1%
Southern Kuzbass Power Plant	Russia	Power	773	35%
Mechel-Remservice	Russia	Ore mining equipment repair	770	96%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	620	39%
Port Posiet	Russia	Shipping	540	11%
Mechel Engineering	Russia	Scientific research	357	0%
Cognor Stahlhandel	Europe	Sales and distribution	346	0%
Vyartsilya Metal Products Plant	Russia	Steel	329	0%
Mechel Nemunas	Lithuania	Steel	282	33%
Southern Urals Nickel Plant	Russia	Nickel	274	55%
Port Temryuk	Russia	Shipping	228	0%
Port Kambarka	Russia	Shipping	188	0%
Pugachevsky Open Pit	Russia	Limestone	182	46%
Shakhtspetsstroy	Russia	Capital construction	175	18%
Mechel Vtormet	Russia	Scrap metal	174	0%
Kaslinsky Architectural Art Casting Plant	Russia	Steel	169	0%
Bluestone	United States	Coal	132	22%
Mechel Carbon	Switzerland, Belgium, Singapore	Sales and distribution	48	0%
Mechel Trading	Switzerland	Sales and distribution	18	0%
Other (including all management companies)	Various	Various	1,337	0%

Total			71,635	60%

As at December 31, 2012, we employed approximately 90,465 people as follows:

Company	Primary Location	Primary Function	Total Employees	% Unionized
Chelyabinsk Metallurgical Plant	Russia	Steel	15,110	63%
Southern Kuzbass Coal Company and subsidiaries (Tomusinsky Open Pit, Vzryvprom)	Russia	Coal	10,509	74%
Beloretsk Metallurgical Plant	Russia	Steel	6,953	79%
Yakutugol, Dzhebariki-Khaya Underground, Kangalassky Open Pit, Neryungry Car Fleet	Russia	Coal	5,087	92%
Izhstal	Russia	Steel	4,777	91%
Urals Stampings Plant (with branches)	Russia	Steel	4,352	68%
Korshunov Mining Plant	Russia	Iron ore	4,017	73%
Mechel Service Global (including subsidiaries)	Russia, Europe	Sales and distribution	3,989	0%
Southern Urals Nickel Plant	Russia	Nickel	2,929	59%
Donetsk Electrometallurgical Plant	Ukraine	Steel	2,704	70%
Mechel Energo	Russia	Power	2,181	35%
Spetsremzavod	Russia	Melting facility repair	2,104	66%
Mechel Targoviste	Romania	Steel	1,964	90%
Mechel Coke	Russia	Coke	1,758	61%
Metallurgshakhtspetsstroy	Russia	Capital construction	1,406	0%
Mechel Materials	Russia	Steel	1,395	37%
Ductil Steel	Romania	Steel	1,310	89%
Moscow Coke and Gas Plant	Russia	Coke	1,212	70%
Mechel Campia Turzii	Romania	Steel	1,062	91%
Mechel-Remservice	Russia	Ore mining equipment repair	985	99%
Mecheltrans (including subsidiaries)	Russia	Transportation	981	0%
Management Metallurgical Equipment Repair	Russia	Melting facility repair	958	47%
Kuzbass Power Sales Company	Russia	Power	865	62%
Southern Kuzbass Power Plant	Russia	Power	802	37%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	610	47%
Tikhvin Ferroalloy Plant	Russia	Ferroalloys	600	0%
Voskhod-Oriel, Voskhod-Chrome	Kazakhstan	Ferroalloys	594	0%
Thermal Grid Company of Southern Kuzbass	Russia	Power	585	0%
Port Posiet	Russia	Shipping	477	16%
Mechel Engineering	Russia	Scientific research	426	0%
Laminorul Plant	Romania	Steel	385	90%
Vyartsilya Metal Products Plant	Russia	Steel	367	0%
Mechel Nemunas	Lithuania	Steel	321	31%
Toplofikatsia Rousse	Bulgaria	Power	303	59%
Mechel Vtormet	Russia	Scrap metal	278	0%
Port Temryuk	Russia	Shipping	246	0%
Port Kambarka	Russia	Shipping	224	0%
Pugachevsky Open Pit	Russia	Limestone	183	53%
Bluestone	United States	Coal	173	25%

Company	Primary Location	Primary Function	Total Employees	% Unionized
Kaslinsky Architectural Art Casting Plant	Russia	Steel	158	0%
SC Mechel Reparatii Targoviste SRL	Romania	Melting facility repair	141	83%
Shakhtspetsstroy	Russia	Capital construction	139	36%
Invicta Merchant Bar	United Kingdom	Steel	75	23%
Mechel Carbon	Switzerland, Belgium, Singapore	Sales and distribution	47	0%
Mechel Trading	Switzerland, Belgium, Liechtenstein	Sales and distribution	21	0%
Mechel Trading House	Russia	Sales and distribution	13	0%
Other (including all management companies)	Various	Various	4,689	5%

Total			90,465	60%

Set out below is information about membership of our employees in trade unions:

•	Employees of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Southern Urals Nickel Plant, Korshunov Mining Plant, Moscow Coke and Gas Plant, Mechel Coke, Izhstal, Bratsk Ferroalloy Plant, Mechel Materials and Pugachevsky Open Pit are members of the Ore Mining and Smelting Trade Union of Russia.

•	Employees of Urals Stampings Plant are members of the Trade Union of Machinists of the Russian Federation, employees of Chelyabinsk branch of Urals Stampings Plant are members of the Ore Mining and Smelting Trade Union of Russia.

•	Employees of Southern Kuzbass Coal Company and its subsidiaries Tomusinsky Open Pit, Vzryvprom and Shakhtspetsstroy are members of the Russian Independent Trade Union of Coal Industry Workers and of the Independent Trade Union of Miners of Russia.

•	Employees of Yakutugol, Neryungry Car Fleet and Mechel-Remservice are members of the Russian Independent Trade Union of Coal Industry Workers.

•	Employees of Mechel Energo are members of the Ore Mining and Smelting Trade Union of Russia.

•	Employees of Port Posiet are members of the Russian Stevedores’ Trade Union.

•	Employees of Mecheltrans’ separate business unit in the city of Myski are members of the Russian Independent Trade Union of Coal Industry Workers.

•	Employees of Southern Kuzbass Power Plant are members of the All-Russian Power Industry Trade Union and of the Russian Independent Trade Union of Coal Industry Workers.

•	Employees of Kuzbass Power Sales Company are members of the All-Russian Power Industry Trade Union.

•	Employees of Mechel Nemunas are members of the Trade Union Nemunas.

•	Employees of Donetsk Electrometallurgical Plant are members of the Trade Union of Workers of Metallurgical and Mining Industry of Ukraine.

We consider our relationships with our employees to be good.

Item 7. Major Shareholders and Related Party Transactions

The following table sets forth information regarding our major shareholders, which means shareholders that are the beneficial owners of 5% or more of our common shares, as of March 31, 2015, based on the information available to us:

Name of Beneficial Owner	Number of Common Shares	% of Common Shares
Igor V. Zyuzin(1)	280,669,025	67.42%
Irina V. Zyuzina(2)	75,000,000	18.02%
Ksenia I. Zyuzina(2)	75,000,000	18.02%
Kirill I. Zyuzin(2)	75,000,000	18.02%
Other(3)(4)	135,601,720	32.58%

(1)	Mr. Zyuzin is the Chairman of our Board of Directors. See “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.” Mr. Zyuzin may be deemed to be the beneficial owner of approximately 67.42% of the common shares in Mechel through (i) his record ownership of 0.05% of the common shares in Mechel; and (ii) his ownership of 100% of the equity interest in Calridge Limited (“Calridge”). Calridge may be deemed to be the beneficial owner of 67.38% of the common shares in Mechel through (i) its record ownership of 36.58% of the common shares in Mechel; (ii) its ownership of 100% of the equity interest in Armolink Limited (“Armolink”), which is the record owner of 12.78% of the common shares in Mechel; and (iii) its ownership of 10% of the equity interest in Bellasis Holdings Limited (“Bellasis”), which is the record owner of 18.02% of the common shares in Mechel. Further information regarding the shareholdings of Mr. Zyuzin is available in the Schedule 13D filed by him with the SEC.
(2)	In November 2014, Mr. Zyuzin transferred his 100% stake in MetHol OOO (“MetHol”) to Mrs. Irina V. Zyuzina, to Ms. Ksenia I. Zyuzina and to Mr. Kirill I. Zyuzin (the “Zyuzin Family Members”). MetHol directly owns 90% of the equity interest in Bellasis and, in such capacity, may be deemed to share beneficial ownership of the 18.02% shareholding held of record by Bellasis. As a result, each of the Zyuzin Family Members may be deemed to share beneficial ownership of the 18.02% shareholding held of record by Bellasis. Further information regarding the shareholdings of the Zyuzin Family Members is available in the Schedule 13D that each Zyuzin Family Member has filed with the SEC.
(3)	According to Deutsche Bank Trust Company Americas, as of March 31, 2015, 92,133,558 common ADSs and 53,500,003 GDSs were outstanding, representing 34.99% of our total issued common shares.
(4)	We believe our directors and executive officers as a group, other than Mr. Zyuzin, beneficially own less than 1% of our shares.

None of our common shareholders have voting rights which differ from any other holders of our common shares. Based on our share register, we believe we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements the operation of which may result in a change of control.

Related Party Transactions

In addition to the below, see note 10 to the consolidated financial statements.

Transactions with related metallurgical plants

In the second half of 2009, certain Russian and foreign metallurgical plants and trading companies, which were formerly part of the Estar Group or controlled by the Estar Group shareholders (the “related metallurgical plants”) became related parties to us through our representation on the board of directors, management and other arrangements. In 2009, the companies that had business transactions with us were as follows: Volga Fest, Rostov Electrometallurgical Plant, Vostochnaya Mine, Experimental TES, Zlatoust Metallurgical Plant, Guryevsk Metallurgical Plant, Volgograd Small Diameter Pipe Plant (“VSDPP”) and Engels Pipe Plant. In addition, in

2010 we started transactions with Donetsk Electrometallurgical Plant, Invicta Merchant Bar, Metrus Trading GmbH, MIR Steel, Nytva and Estar Egypt for Industries. In 2012-2014, we continued our operations with the related metallurgical plants, however in 2013-2014 the volume of these transactions declined significantly due to the temporary suspension of operations of certain of the metallurgical plants as well as bankruptcy proceedings initiated against these companies in the fourth quarter of 2013-first half of 2014. These transactions were carried out in the joint interest of both parties in expanding our operations and products range on the steel market and allowing the related metallurgical plants access to our strong supply and sales network.

In August 2011, we acquired 100% of Invicta Merchant Bar, a steel plant located in Queenborough, the United Kingdom. In December 2011, we acquired Donetsk Electrometallurgical Plant.

During the years ended December 31, 2014, 2013 and 2012, we had the following transactions and current balances in settlement with the related metallurgical plants:

•	Re-selling of goods purchased by our group either from third parties or entities of the former Estar Group to the related metallurgical plants. Proceeds related to these sales amounted to $3.9 million, $25.9 million and $222.8 million in the years ended December 31, 2014, 2013 and 2012, respectively. For part of such transactions, we determined that we functioned as a principal, and the amounts of $3.1 million, $14.3 million and $211.2 million were included in revenue from sale of goods in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2014, 2013 and 2012, respectively.

For the other part of such transactions, we determined that our results should be recognized as operating gains. Therefore, they are reported, net of related costs, within other operating income (expenses), net in the consolidated statements of operations and comprehensive income (loss) in the amount of $nil, $1.5 million and $1.8 million for the years ended December 31, 2014, 2013 and 2012, respectively.

•	Revenues from sales of products manufactured by us and services rendered to the related metallurgical plants amounted to $102.6 million, $154.7 million and $202.8 million for the years ended December 31, 2014, 2013 and 2012, respectively.

•	Cost of the related metallurgical plants’ products used in our production amounted to $32.5 million, $100.2 million and $105.0 million for the years ended December 31, 2014, 2013 and 2012, respectively.

•	Cost of goods produced by the related metallurgical plants and further sold by us to third party customers amounted to $81.9 million, $513.2 million and $769.2 million, including transportation costs, for the years ended December 31, 2014, 2013 and 2012, respectively. For such transactions, we determined that we functioned as a principal, and the amounts of $83.1 million, $570.5 million and $847.7 million were included in revenue from the sale of goods in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2014, 2013 and 2012, respectively.

The related metallurgical plants used raw materials and semi-finished goods purchased from us. We concluded that our sales to the related metallurgical plants and our purchases from these entities were not in contemplation with each other and are reported separately in the consolidated statements of operations and comprehensive income (loss).

In the second half of 2011, our operations with certain related metallurgical plants (namely VSDPP, Engels Pipe Plant and MIR Steel) started to be carried out on tolling terms. In 2013, such operation started with other related metallurgical plants (namely Zlatoust Metallurgical Plant, Guryevsk Metallurgical Plant and Nytva). Revenues from sales of products (steel pipes, basis steel coils and sheets, long steel) manufactured by the related metallurgical plants for us under the tolling agreements amounted to $151.1 million, $331.4 million and $413.1 million for the years ended December 31, 2014, 2013 and 2012, respectively. The related cost of goods sold for these transactions amounted to $137.3 million, $334.0 million and $403.5 million for the years ended

December 31, 2014, 2013 and 2012, respectively. This cost includes cost of tolling services provided by the related metallurgical plants of $27.8 million, $57.3 million and $47.4 million for the years ended December 31, 2014, 2013 and 2012, respectively.

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

We evaluate the recoverability of the loan amount based on the fair value of the pledged assets which, as of December 31, 2014 and 2013, was $nil. This resulted in an $832.0 million and $888.0 million provision for amounts due from related parties under the Estar Loan Agreement as of December 31, 2014 and 2013, respectively. We have not taken possession of assets provided as collateral because these entities are burdened with a substantial amount of debt.

Based on the combined design of the above mentioned loan and trading agreements, we have determined that the related metallurgical plants are VIEs, and that we are not the primary beneficiary of the related metallurgical plants. We are limited in our exposure to risks by the net amounts receivable from the related metallurgical plants.

During the years ended December 31, 2014, 2013 and 2012, we had the following transactions and current balances in settlement with the related metallurgical plants:

	2014	2013	2012
	(In thousands of U.S. dollars)
Revenues
Steel segment products sales	68,201	103,825	346,938
Mining segment products sales	258	1,956	3,981
Other revenues(1)	37,262	63,175	63,039

Total revenues	105,721	168,956	413,958

Costs and expenses
Cost of goods for resale, production and operating expenses	106,031	588,755	842,253
Transportation expenses	8,401	24,609	31,693
Other expenses	(349)	—	189
Provision for amounts due from the related metallurgical plants	32,425	517,724	919,113

Total expenses	146,508	1,131,088	1,793,248

(1)	Including power segment sales and services provided to the related metallurgical plants by all segment companies.

	December 31,
	2014	2013
	(In thousands of U.S. dollars)
Assets
Trade accounts receivable	6,544	17,073
Prepayments and other current assets	294	15,949

Total assets	6,838	33,022

Liabilities
Trade accounts payable	13,488	74,384
Advanced received and other payables	309	1,043
Long-term payables	38	21

Total liabilities	13,835	75,448

As of December 31, 2014 and 2013, the amounts of trade accounts receivable and prepayments and other current assets were reduced by $508.1 million and $544.5 million, respectively, of allowance for doubtful accounts. The allowance for doubtful accounts was recognized based on our estimates of future cash inflows from these balances. As of December 31, 2014 and 2013, the amounts receivable fully covered by the allowance included amounts receivable of $431.7 million and $470.8 million, respectively, described below. In December 2013, we, Calridge (a shareholder in Mechel OAO, an entity wholly owned by the controlling shareholder) and the related metallurgical plants signed an assignment agreement. Under that agreement, we assigned to Calridge the right to collect amounts due from the related metallurgical plants with the nominal value of $470.8 million, and Calridge is to repay this amount to us through November, 2017.

Inventories in stock purchased from these entities amounted to $10.2 million and $38.4 million as of December 31, 2014 and 2013, respectively.

Transactions with Metallurg-Trust

In 2010, we started transactions with a trading company Metallurg-Trust OOO (“Metallurg-Trust”), a party which can be significantly influenced by us through business relationships. Metallurg-Trust is mostly involved in reselling the goods produced by the Russian related metallurgical plants on the domestic market and supplying raw materials and semi-finished goods. During the years ended December 31, 2014, 2013 and 2012, we sold to Metallurg-Trust $nil, $61.1 million and $316.0 million, respectively, of pig iron, semi-finished goods, coal and chrome produced by our entities for further supply to the Russian related metallurgical plants. As of December 31, 2014 and 2013, we had receivables from Metallurg-Trust in the amount of $110.4 million and $190.4 million, respectively. We provided to Metallurg-Trust the extended credit terms varying from 30 to 180 days. Metallurg-Trust stopped paying us for the steel products delivered to it in the second half of 2013. We made a decision to stop supplies to Metallurg-Trust since July 2013 and record a special allowance on the outstanding receivables. As of December 31, 2014 and 2013, an allowance of $110.4 million and $190.4 million, respectively, was recorded against the amount of trade receivables based on our expectation of future cash inflows.

Our sales to Metallurg-Trust in the amount of $nil, $0.5 million and $4.0 million were presented net of related expenses in “Loss from discontinued operations, net of income tax” line in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2014, 2013 and 2012, respectively.

See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — A non-repayment of a loan by, or loss of accounts receivable from or prepayments to, certain related parties could have an adverse effect on our business, results of operations and financial condition.”

Transactions with the Controlling Shareholder

During the year ended December 31, 2013, the common shares of Port Vanino were partly sold to our related parties: Mr. Zyuzin, our controlling shareholder, and Calridge, a company wholly owned by Mr. Zyuzin. Mr. Zyuzin acquired approximately 0.9% of the total common shares (0.67% of the total shares) and Calridge acquired approximately 0.6% of the total common shares (0.45% of the total shares) for $5.95 million and $3.97 million, respectively.

In November 2013, we purchased 1.310109% of Mechel Mining from Mr. Zyuzin for $58.0 million in cash. The transaction resulted in our owning 99.999995% of Mechel Mining as of December 31, 2013 and 2014.

Item 8. Financial Information

See “Item 18. Financial Statements.”

Litigation

Other than the legal proceedings described below, we are not involved in any legal proceedings that we believe to be material.

Tax

On January 16, 2012, Mechel Trading House received an assessment from the tax authorities for profit tax, interest and incurred penalties in a total amount of 5.9 billion rubles for the 2008-2009 period. We contested this assessment through the administrative procedure with the higher-level tax authorities which reduced the assessment to 5.5 billion rubles. On June 5, 2012, Mechel Trading House filed a claim with the Moscow Arbitrazh Court to contest the amount of 5.5 billion rubles. On January 9, 2014, the Moscow Arbitrazh Court sustained the Mechel Trading House claims in part of 1.6 billion rubles, including penalties and fines, and the remaining claims were denied. Mechel Trading House did not appeal the decision. On June 19, 2014, the Moscow Arbitrazh Court sustained the application of Mechel Trading House, requesting leave to repay the remaining 3.9 billion ruble assessment on an installment basis by May 2016.

In June 2012, Chelyabinsk Metallurgical Plant received an assessment from the tax authorities for profit tax, interest and incurred penalties in a total amount of 315.2 million rubles for the year 2008. We contested this assessment with the higher-level tax authorities. The higher-level tax authorities reduced the assessment to 104.6 million rubles. On January 18, 2013, Chelyabinsk Metallurgical Plant filed a claim with the Moscow Arbitrazh Court to contest the amount of 104.6 million rubles. On December 29, 2014, the Moscow Arbitrazh Court sustained the Chelyabinsk Metallurgical Plant claims in part of 28.3 million rubles and the remaining claims were denied. Chelyabinsk Metallurgical Plant filed an appeal with the Ninth Arbitrazh Court of Appeal. On February 19, 2015, the Ninth Arbitrazh Court of Appeal reversed the lower court’s decision in part of reducing the profit tax assessment in the amount of 69.0 thousand rubles, the rest of the court’s decision was upheld. We intend to file a cassation appeal.

On April 12, 2013, Tomusinsky Open Pit received an assessment from the tax authorities for the 2009-2010 period for profit tax, VAT, mineral extraction tax, interest and incurred penalties in a total amount of 1,580.6 million rubles, including approximately 1,500.0 million rubles assessed in connection with transfer pricing. We contested this assessment with the higher-level tax authorities. The higher-level tax authorities dismissed the appeal. On July 10, 2013, Tomusinsky Open Pit filed a claim with the Arbitrazh Court of

Kemerovo region to contest the decision of the tax authorities. On December 16, 2013, the Arbitrazh Court of Kemerovo region supported our claims in part of 80.0 million rubles, and the remaining claims were denied. On January 29, 2014, Tomusinsky Open Pit filed an appeal on the decision of the Arbitrazh Court of Kemerovo region. On May 22, 2014, the Seventh Arbitrazh Court of Appeal reversed the decision of the Arbitrazh Court of Kemerovo region in part of 80.0 million rubles. On August 21, 2014, the Arbitrazh Court of West Siberian District upheld the decision of lower courts and dismissed the cassation appeal. On October 16, 2014, Tomusinsky Open Pit filed a cassation appeal with the Supreme Court of the Russian Federation. On December 8, 2014, the Supreme Court of the Russian Federation denied to transfer the appeal for consideration to the Supreme Chamber and terminated proceedings. As of the date hereof, tax liabilities have been repaid in full.

We believe that we have paid or accrued all taxes that are applicable. Where uncertainty exists, we have accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. In accordance with FASB ASC 450, “Contingencies” (“ASC 450”), we accrued $11.4 million of other tax claims that management believes are probable as of December 31, 2014. In addition, income tax accrual was made under ASC 740. See note 20 to the consolidated financial statements.

Antimonopoly

In September 2013, the FAS found the Administration of the Kemerovo region, Russian Railways and 16 largest freight railway operators, including Mecheltrans, to have violated the Competition Law by entering into an agreement that led or could have led to the division of the commodity market on a territorial principle, in volume of sale of goods and composition of customers of goods, as well as to limiting access to the commodity market for entities or their elimination from it. Mecheltrans is fined by the FAS in the amount of 19.3 million rubles. Mecheltrans filed a claim with the Moscow Arbitrazh Court to appeal this decision. The court hearing is scheduled for May 21, 2015.

In December 2013, the Office of the FAS in the Kemerovo region found Kuzbass Power Sales Company to have violated the Competition Law by unreasonable additional charge for electricity supply services. The case on an administrative violation is opened with respect to Kuzbass Power Sales Company. Kuzbass Power Sales Company filed a claim with the Arbitrazh Court of Kemerovo region to appeal the decision and the directive issued by the Office of the FAS in the Kemerovo region. In May 2014, the Arbitrazh Court of Kemerovo region invalidated the decision and the directive of the Office of the FAS in the Kemerovo region. The Office of the FAS in the Kemerovo region filed an appeal with the Seventh Arbitrazh Court of Appeal. In August 2014, the Seventh Arbitrazh Court of Appeal upheld the decision of the Arbitrazh Court of Kemerovo region.

Environmental and safety

Pursuant to a claim of the Novokuznetsk Environmental Prosecutor’s Office against Southern Kuzbass Power Plant concerning the discharge of pollutants into the atmosphere above the maximum allowable level, the court ruled in September 2008 that we must limit the discharge of pollutants into the atmosphere to comply with the maximum allowable level. We have complied with the ruling effective as of November 2009. The court also mandated us to reconstruct the de-dusting system. Since then, we have applied several times for stay of execution, the last time being in June 2014, and the court allowed us to stay execution of this mandate until June 1, 2016. We are continuing with the reconstruction and replacement of the dust and gas scrubber equipment. During 2013-2014, we completed the reconstruction of two of the boilers and have commenced the reconstruction of another boiler.

On June 11, 2013, the Department of Rosprirodnadzor for the Republic of Bashkortostan filed a lawsuit against Beloretsk Metallurgical Plant with the Arbitrazh Court of the Republic of Bashkortostan seeking the recovery of damages caused to water resources as a result of non-compliance with water legislation in the amount of 408.2 million rubles. During the court hearings claims under the lawsuit were reduced to 398.6 million rubles. On October 3, 2013, the Arbitrazh Court of the Republic of Bashkortostan rendered a decision to collect from Beloretsk Metallurgical Plant the amount of damages in the amount of 398.6 million rubles. We contested this decision with the Eighteenth Arbitrazh Court of Appeal. On January 28, 2014, the court upheld the decision of the lower court. On February 7, 2014, Beloretsk Metallurgical Plant filed a cassation appeal with the Federal Arbitrazh Court of Ural District. At the court hearing held on April 14, 2014 Beloretsk Metallurgical Plant withdrew its cassation appeal. On May 27, 2014, the Arbitrazh Court of the Republic of Bashkortostan approved a settlement agreement between Rosprirodnadzor for the Republic of Bashkortostan and Beloretsk Metallurgical Plant. In accordance with the settlement agreement, Beloretsk Metallurgical Plant is obliged to develop project documentation for the technical upgrading and/or reconstruction (construction) of waste treatment facilities system in order to bring the quality of discharged waste water into compliance with applicable regulatory requirements. The reconstruction of waste treatment facilities system must be completed by December 31, 2016.

Commercial litigation

In the period from February 2014 to April 2015, Novatek — Chelyabinsk OOO filed 18 statements of claim against Chelyabinsk Metallurgical Plant with the Arbitrazh Court of Chelyabinsk region seeking recovery of debt for gas supplied from December 2013 to March 2015 in an aggregate amount of approximately 8.0 billion rubles and penalty for delay in payment in an aggregate amount of approximately 145.0 million rubles. During the court hearings the amounts of claims were reduced to approximately 6.6 billion rubles of principal and approximately 160.0 million rubles of penalties. In the period from April 2014 to April 2015, the Arbitrazh Court of Chelyabinsk region upheld the plaintiff’s claim under 14 cases. We appealed nine cases. From July 2014 to April 2015, the Eighteenth Arbitrazh Court of Appeal dismissed our claims with respect to eight cases. The court hearings with respect to three cases are scheduled for late April 2015. The court hearing with respect to one case has not yet been scheduled. Chelyabinsk Metallurgical Plant repaid debt in the amount of 3.8 billion rubles as principal and 45.5 million rubles as penalty under these ten cases.

On August 11, 2014, RPFB Project Finance OOO filed a claim against Mechel with the Moscow Arbitrazh Court seeking recovery of debt for provided consulting services in the amount of 731.8 million rubles, interest in the amount of 20.2 million rubles and litigation costs. On February 25, 2015, the Moscow Arbitrazh Court rendered a decision to sustain the claim in full. We intend to appeal the decision.

In December 2014, Minmetals appealed to the Arbitration Institute of the Stockholm Chamber of Commerce against Chelyabinsk Metallurgical Plant to recover alleged amounts due under the equipment supply contract amounting in total to approximately $128.4 million. Chelyabinsk Metallurgical Plant has submitted a counterclaim in this matter amounting to $68.4 million, which includes a penalty for delay and the recovery of damages for failing to perform works and rectifying works of poor quality. The court hearing date has not yet been scheduled.

In February 2015, Mecheltrans filed a claim against SM Capital OOO with the Moscow Arbitrazh Court seeking recovery of debt under REPO agreements (bonds) in the amount of 1.4 billion rubles. In March 2015, SM Capital OOO filed a counterclaim against Mecheltrans and Mechel (as the guarantor) with the Moscow Arbitrazh Court seeking recovery of debt under the same REPO agreements (bonds) in the amount of 1.4 billion rubles. The court hearing is scheduled for June 10, 2015.

Debt litigation

VTB Group Companies

On September 25, 2014, VTB Bank filed a lawsuit against Mechel with the Moscow Arbitrazh Court seeking recovery of debt under a credit facility agreement in an aggregate amount of approximately 3.0 billion rubles, including interest on the loan in the amount of 2.9 billion rubles and penalty in the amount of 104.5 million rubles. On October 30, 2014, we filed a counterclaim against VTB Bank seeking the revision of credit facility clauses. On December 12, 2014, the Moscow Arbitrazh Court sustained the VTB Bank claims and dismissed our claims. We filed an appeal with the Ninth Arbitrazh Court of Appeal. The court hearing is scheduled for April 29, 2015.

In October 2014, VTB Factoring OOO filed a lawsuit with the Moscow Arbitrazh Court against Chelyabinsk Metallurgical Plant and Mechel Service seeking jointly and severally recovery of debt on payments of 867.7 million rubles, and recovery from Chelyabinsk Metallurgical Plant of debt on payments of financing fees of 86.6 million rubles. On February 3, 2015, the Moscow Arbitrazh Court sustained the lawsuit in full. Chelyabinsk Metallurgical Plant and Mechel Service appealed with the Ninth Arbitrazh Court of Appeal. On April 27, 2015, the Ninth Arbitrazh Court of Appeal will consider the appeals.

In December 2014, Yakutugol and Southern Kuzbass Coal Company each filed separate lawsuits against VTB Bank with the Moscow Arbitrazh Court seeking amendment of the loan agreements in connection with the substantial change of circumstances, namely a sharp decline in coal prices. The court hearings are scheduled for May 29 and June 3, 2015.

On December 30, 2014, Mechel Carbon Singapore received Statutory Demands from VTB Bank for the payment of: (i) 10.0 billion rubles (principal amount) and 322.2 million rubles (interest) based on the guarantee of Mechel Carbon Singapore in favor of VTB Bank under the credit facility agreement between VTB Bank and Southern Kuzbass Coal Company, and (ii) 5.8 billion rubles (principle amount) and 187.3 million rubles (interest) based on the guarantee of Mechel Carbon Singapore in favor of VTB Bank under the credit facility agreement between VTB Bank and Yakutugol. On January 20, 2015, Mechel Carbon Singapore declined to pay under the Statutory Demands of VTB Bank with respect to several litigations concerning credit facility agreements between the borrowers (Southern Kuzbass Coal Company and Yakutugol) and VTB Bank in Russia. On January 27, 2015, VTB Bank submitted an application to the High Court of Singapore for the winding up proceedings against Mechel Carbon Singapore. On February 13, 2015, the High Court stated that VTB Bank has to submit the final letter of claim by February 27, 2015 and Mechel Carbon Singapore has to submit the final letter of defense by March 13, 2015. VTB Bank submitted its final letter of claim on March 16, 2015 and Mechel Carbon Singapore submitted its final letter of defense on March 26, 2015. The final award will be stated on April 30, 2015.

On January 7, 2015, Mechel Carbon received two notices of Betreibungsamt of Baar where it was informed about the proceedings against Mechel Carbon based on the claims of VTB Bank: (i) CHF 194.0 million and CHF 6.2 million resulting from a guarantee issued by Mechel Carbon in favor of VTB Bank as to the payment obligations of Southern Kuzbass Coal Company under the credit facility agreement, and (ii) CHF 112.8 million and CHF 3.6 million resulting from a guarantee issued by Mechel Carbon in favor of VTB Bank as to the payment obligations of Yakutugol under the credit facility agreement. On January 8, 2015, Mechel Carbon rejected the proceedings by submission of two Rechtsvorschlag (i.e., a motion exercising the right to refuse the procedure for compulsory execution). The proceedings were stopped. On February 16, 2015, Mechel Carbon received two claims of VTB Bank dated February 10, 2015 and court orders of canton Zug dated February 13, 2015 with respect to the following amounts: (i) CHF 184.7 million and CHF 6.2 million resulting from a guarantee issued by Mechel Carbon in favor of VTB Bank as to the payment obligations of Southern Kuzbass Coal Company under the credit facility agreement, and (ii) CHF 107.4 million and CHF 3.6 million resulting from a guarantee issued by Mechel Carbon in favor of VTB Bank as to the payment obligations of Yakutugol under the credit facility agreement. In court of canton Zug, VTB Bank is challenging Mechel Carbon’s refusal to participate in the enforcement proceedings. The Cantonal Court of Zug asked Mechel Carbon to submit a statement of defense within seven days. Mechel Carbon has applied for the extension. The Cantonal Court of Zug has granted the extension until April 17, 2015. Statement of defense of Mechel Carbon has been filed.

On January 7, 2015, Mechel Trading received the notice of Betreibungsamt of Baar where it was informed about the proceedings against Mechel Trading based on the claim of VTB Bank in the amount of CHF 51.6 million and CHF 1.3 million resulting from the guarantee issued by Mechel Trading in favor of VTB Bank under the payment obligations of Mechel. On January 8, 2015, Mechel Trading rejected the proceedings by submission of Rechtsvorschlag. The proceedings were stopped. On January 14, 2015, Mechel Trading received the notice of Betreibungsamt of Baar about the proceedings against Mechel Trading based on the claim of VTB Bank in the amount of CHF 694.9 million and CHF 50.1 million (interest) and CHF 2.3 million (penalty for the payment default) resulting from the guarantee issued by Mechel Trading in favor of VTB Bank under the payment obligations of Mechel. On January 19, 2015, Mechel Trading rejected the proceedings by submission of Rechtsvorschlag. The proceedings were stopped. On February 16, 2015, Mechel Trading received one claim of VTB Bank dated February 10, 2015 and court order of canton Zug dated February 13, 2015, with respect to the amount of CHF 747.3 million. In court of canton Zug, VTB Bank is challenging Mechel Trading’s refusal to participate in the enforcement proceedings. The Cantonal Court of Zug asked Mechel Trading to submit a statement of defense within seven days. Mechel Trading has applied for the extension. The Cantonal Court of Zug has granted the extension until April 17, 2015. Statement of defense of Mechel Trading has been filed.

On February 2, 2015, VTB Bank filed a lawsuit against Mechel with the Moscow Arbitrazh Court seeking recovery of principal and interest under the credit facility agreement in the amount of 50.2 billion rubles, of which principal amounts to 44.5 billion rubles, interest amounts to 3.2 billion rubles and penalties amount to 2.5 billion rubles. In turn, Mechel filed a lawsuit with the Moscow Arbitrazh Court seeking invalidation of the certain clauses of the credit facility agreement and the notice which was sent on its basis. These two cases were combined into one. On April 9, 2015, the Moscow Arbitrazh Court sustained the VTB Bank claims and dismissed our claims. We intend to file the appeal.

On February 12, 2015, Mechel Carbon Singapore submitted to the London Court of International Arbitration (“LCIA”) the letters of claim against VTB Bank which were accepted; the respondent was granted 28 days for the submission of its letter of defense. On February 24, 2015, VTB Bank exercised its right under the Southern Kuzbass Coal Company and Yakutugol guarantees to require the disputes submitted to the LCIA to be heard by English Courts. On March 25, 2015, Mechel Carbon Singapore filed a claim with the High Court of Justice of Great Britain, requesting injunctive relief restraining VTB Bank from continuing the Singapore proceedings.

On February 16, 2015, Yakutugol filed two lawsuits against VTB Bank with the Moscow Arbitrazh Court seeking invalidation of certain clauses of the loan agreement regarding the notification of early repayment of the loan amount and the terms of payment of fees. One lawsuit has been left without motion until April 28, 2015. The court hearing with respect to the second lawsuit is scheduled for April 30, 2015.

On February 17 and 18, 2015, Southern Kuzbass Coal Company filed two lawsuits against VTB Bank with the Moscow Arbitrazh Court seeking invalidation of certain clauses of the loan agreement regarding the notification of early repayment of the loan amount and the terms of payment of fees. On April 17, 2015, the Moscow Arbitrazh Court dismissed our claims. Southern Kuzbass Coal Company intends to file appeals in respect of both lawsuits.

On March 2, 2015, we received notice from the LCIA that VTB Bank has filed a request for arbitration against Mechel, claiming $101.9 million (plus interest, expenses and any other amounts awarded by the arbitral tribunal) pursuant to a guarantee under which Mechel has allegedly guaranteed the performance of obligations of Skyblock Limited under a 2012 ISDA Master Agreement currency derivative transaction between Skyblock Limited and VTB Bank (Austria) AG (the “2012 ISDA Master Agreement”). On March 4, 2015, VTB Bank delivered its demand for immediate payment of the $101.9 million amount, threatening to petition for the winding-up of Skyblock Limited in case Skyblock Limited fails to pay this outstanding amount. On March 27, 2015, Mechel sent to the LCIA its response to the request for arbitration, rejecting VTB Bank’s claim, including, inter alia, the validity of early termination of the 2012 ISDA Master Agreement. On March 31, 2015, notice was served on Mechel Service Global concerning the seizure of shares of the company in favor of VTB Bank. Such shares were seized according to the judgment of the court in the Hague dated March 30, 2015 as an interim measure in support of the LCIA arbitration claim by VTB Bank against Mechel.

On March 16, 2015, we received notice from the LCIA that VTB Bank and VTB Capital Plc have filed 14 requests for arbitration against our group companies. The 14 requests claim amounts allegedly due, including during the arbitration, plus expenses and any other amounts awarded by the arbitral tribunal, pursuant to two syndicated credit agreements (one involving Yakutugol and the other involving Southern Kuzbass Coal Company) and 12 deeds of guarantee with respect to those syndicated credit agreements. Under these deeds of guarantee, the guarantors (Mechel, Mechel Mining, Mechel Carbon, Mechel Carbon Singapore, Korshunov Mining Plant, Yakutugol and Southern Kuzbass Coal Company) each guaranteed the obligations of the borrowers (Yakutugol and Southern Kuzbass Coal Company) under each of the syndicated credit agreements. As of the date of the filing of the requests for arbitration, the claim against Yakutugol as borrower and the claims against each of the Yakutugol guarantors is $16.2 million, and the claim against Southern Kuzbass Coal Company as borrower and the claims against each of the Southern Kuzbass Coal Company guarantors is $16.3 million. On March 17-18, 2015, we received notice from the LCIA concerning the initiation of the 14 arbitration cases described above. On April 13, 2015, the relevant Mechel group companies filed preliminary response letters in respect of the 14 arbitration cases described above. On April 24, 2015, in support of the 14 aforementioned LCIA arbitration proceedings, VTB Bank and VTB Capital Plc filed an arbitration claim with the High Court of Justice Queen’s Bench Division Commercial Court in England seeking injunctive relief to secure their arbitration claims.

On April 10, 2015, VTB Bank submitted a request for arbitration against Skyblock Limited under the 2012 ISDA Master Agreement. Skyblock Limited has not yet filed its response, and, to date, no arbitral tribunal has been constituted.

On April 13, 2015, Southern Kuzbass Coal Company and Yakutugol filed two lawsuits against VTB Bank with the Moscow Arbitrazh Court seeking invalidation of credit facility agreements, particularly the grant to VTB Bank of the right to demand unilaterally from Southern Kuzbass Coal Company and Yakutugol to sell U.S. dollars at the exchange rate of 29.45 rubles per one U.S. dollar (while the exchange rate of this currency was about 35 rubles per one U.S. dollar), and invalidation of transactions sold at such exchange rate.

Sberbank Group Companies

In September-October 2014, Sberbank Leasing ZAO filed 14 lawsuits against Mechel and our subsidiaries with the arbitrazh courts of first instance in five regions of the Russian Federation seeking recovery of lease payments and penalties under equipment finance leases totaling approximately 952.3 million rubles and $3.0 million. In the period from November 2014 to April 2015, the arbitrazh courts of first instance ruled in favor of Sberbank Leasing ZAO under 12 cases. We appealed 10 of these cases and intend to appeal the remaining two cases. To date, the courts of appeal rejected our appeals under seven cases, two cases are still pending and one case will be reheard in May 2015. Hearings under two cases with the arbitrazh courts of first instance are scheduled for May 13, 2015.

In October 2014, Sberbank filed a lawsuit against Bratsk Ferroalloy Plant and Mechel with the Arbitrazh Court of Irkutsk region seeking recovery of overdue interest under the loan agreement in the amount of approximately 21.9 million rubles. As the debt was repaid, Sberbank specified its claim and on January 21, 2015 the Arbitrazh Court of Irkutsk region rendered a decision to recover penalties on overdue interest in the amount of approximately 212.9 thousand rubles. Bratsk Ferroalloy Plant filed an appeal.

In October 2014, Sberbank filed a lawsuit against Southern Kuzbass Coal Company with the Arbitrazh Court of Novosibirsk region seeking recovery of overdue interest under the loan agreement in the amount of approximately 376.5 thousand rubles. On the grounds that the guarantor repaid the debt, the court rendered a decision to recover this debt in favor of the guarantor.

On October 16, 2014, Sberbank filed a lawsuit against Mechel Trading with the International Court of Commercial Arbitration at the Chamber of Commerce and Industry of the Russian Federation seeking recovery of interest under the loan agreement in the amount of approximately $1.2 million. Since the guarantor repaid the amount of interest, the court ruled to recover interest for another period (not repaid by the guarantor) in the amount of $13.1 thousand.

In October 2014, Sberbank filed eight lawsuits against Mechel and our subsidiaries with the Moscow Arbitrazh Court seeking recovery of debt (interest and penalties under credit facility agreements) in an aggregate amount of approximately 1.6 billion rubles and $1.6 million. After the commencement of court proceedings, interest in the amount of 1.5 billion rubles and $1.6 million was repaid voluntarily except for penalties which could be changed in the course of hearings. On December 19, 2014, the Moscow Arbitrazh Court partially sustained the claims of Sberbank and recovered penalties in the amount of 259.1 thousand rubles under the first case. On February 9, 2015, the Moscow Arbitrazh Court separated the second case into three separate disputes. Under one new case, the court recovered penalties in the amount of 10.6 million rubles and under the other two cases Sberbank abandoned its claims. On February 13, 2015, the Moscow Arbitrazh Court dismissed Sberbank’s claims under the third case. On February 18, 2015, the Moscow Arbitrazh Court sustained the claims of Sberbank to increase the amount of overdue interest by $2.9 million in connection with the conversion of the credit facility into U.S. dollars on the base of the novation agreement. According to this agreement the debt in rubles was converted into U.S. dollars at the exchange rate of 31.0 rubles per one U.S. dollar, while on the date of conversion the exchange rate was 50.0 rubles per one U.S. dollar. Southern Kuzbass Coal Company received a new obligation to pay Sberbank the difference between these quotations and the increase in penalty by 2.4 million rubles and $42.9 thousand under the fourth case. Southern Kuzbass Coal Company filed a counterclaim seeking invalidation of this novation agreement. On April 2, 2015, the Moscow Arbitrazh Court dismissed the counterclaim which we plan to appeal. On February 19, 2015, the Moscow Arbitrazh Court partially sustained the claims of Sberbank and recovered penalties in the amount of 20.6 million rubles under the fifth case. We filed an appeal with the Ninth Arbitrazh Court of Appeal, which rejected our claim. We intend to file a cassation appeal. On March 3, 2015, the Moscow Arbitrazh Court partially sustained the claims of Sberbank and recovered penalty in the amount of 22.8 thousand rubles under the sixth case. With respect to the remaining two cases, the court hearings are scheduled for June 29 and August 3, 2015.

In November 2014, Sberbank filed a lawsuit against Yakutugol with the Arbitrazh Court of the Sakha Republic (Yakutia) seeking recovery of interest under the loan agreement in the amount of approximately 260.8 thousand rubles. On February 13, 2015, Sberbank abandoned its claims as the guarantor repaid this debt.

In February-March 2015, Sberbank filed two lawsuits against Mechel and our subsidiaries with the Moscow Arbitrazh Court seeking recovery of debt (interest under credit facility agreements) in an aggregate amount of approximately 7.4 million rubles and $6.7 million. The court hearings are scheduled for April 21, 2015 and May 14, 2015. These litigations refer, inter alia, to the novation agreement on the base of which the debt in Russian rubles was converted into U.S. dollars (similar as described above). Under one of the litigations, on April 21, 2015, we filed a counterclaim seeking invalidation of two novation agreements. Under the second litigation we plan to join with the Southern Kuzbass Coal Company’s lawsuit filed on February 26, 2015 against Sberbank with the Moscow Arbitrazh Court seeking invalidation of the novation agreement on the base of which ruble debt was converted into U.S. dollars at the exchange rate of 31.0 rubles per one U.S. dollar (while on the date of conversion the exchange rate was 50.0 rubles per one U.S. dollar) and Southern Kuzbass Coal Company received a new obligation to pay Sberbank the difference between these quotations.

In March-April 2015, Sberbank Leasing ZAO filed 32 lawsuits against Mechel and our subsidiaries with the arbitrazh courts of first instance in five regions of the Russian Federation seeking recovery of lease payments, penalties and transfer of leasing assets under equipment finance leases totaling approximately 1.3 billion rubles and $4.5 million. Hearings under 19 cases are scheduled for late April-June 2015, seven cases have been left without motion by the courts and hearings with respect to six cases have not yet been scheduled.

Russian securities litigation

On August 9, 2013, SAVEN ENTERPRISES LTD. (“SAVEN”) filed a claim against Tomusinsky Open Pit with the Arbitrazh Court of Kemerovo region seeking invalidation of the decision of the board of directors of Tomusinsky Open Pit regarding the recommendation not to accrue and not to pay dividends on shares of Tomusinsky Open Pit for the fiscal year 2012 and the decision of the annual general shareholders’ meeting on the relevant issues. SAVEN is a minority shareholder of Tomusinsky Open Pit. On February 21, 2014, the Arbitrazh Court of Kemerovo region sustained the claim in full. On March 28, 2014, Tomusinsky Open Pit filed an appeal with the Seventh Arbitrazh Court of Appeal. On May 29, 2014, the Seventh Arbitrazh Court of Appeal rendered a new decision in favor of Tomusinsky Open Pit. On October 29, 2014, the Arbitrazh Court of West Siberian District upheld the decision of the Seventh Arbitrazh Court of Appeal.

In June-August 2013, SAVEN filed 14 lawsuits against Tomusinsky Open Pit and our subsidiaries with the Arbitrazh Court of Kemerovo region seeking invalidation of loan transactions, application of the consequences of their invalidity in the form of loans repayment and interest recovery in a total amount of approximately 8.5 billion rubles. During the court hearings the amounts of claims on a number of lawsuits were reduced to a total of approximately 4.0 billion rubles as principal and approximately 131.7 million rubles as interest. In October-November 2013, the Arbitrazh Court of Kemerovo region sustained all lawsuits and obliged our subsidiaries to repay the loans and interest to Tomusinsky Open Pit. We filed appeals for all cases. In January-July 2014, the Seventh Arbitrazh Court of Appeal dismissed our claims with respect to seven cases, sustained our claims in part with respect to one case and sustained our claims in full with respect to six cases. We appealed court’s decisions ruled not in our favor in the court of cassation. In June-August 2014, the Arbitrazh Court of West Siberian District sustained our claims in full with respect to six cases. In August and October 2014, the Arbitrazh Court of West Siberian District also sustained our claims in full with respect to remaining two cases. For its part SAVEN filed cassation appeals for cases that had been resolved in our favor. In the period from August 2014 to January 2015, the Supreme Court of the Russian Federation confirmed the decisions of the courts of cassation and of appeal that had ruled in our favor for all cases.

On December 16, 2013, SAVEN filed a claim in the Arbitrazh Court of Kemerovo region against Tomusinsky Open Pit and Southern Kuzbass Coal Company seeking invalidation of coal supply contracts signed between Tomusinsky Open Pit and Southern Kuzbass Coal Company, application of the consequences of their invalidity in the form of repayment of 21.1 billion rubles and interest recovery in favor of Tomusinsky Open Pit. During the trial, there were several expert examinations regarding the determination of the market price of coal sold under these contracts. The experts confirmed that the coal was sold based on market prices. On January 30, 2015, the Arbitrazh Court of Kemerovo region ruled to dismiss the claims of SAVEN. SAVEN filed an appeal with the Seventh Arbitrazh Court of Appeal. The court hearing is scheduled for May 7, 2015.

In May 2014, SAVEN filed with the District Court of Nicosia a lawsuit against Tomusinsky Open Pit and other Russian group companies, Mr. Zyuzin and Russian and Cypriot companies belonging to him and his family members, claiming damages amounting to $781.4 million for losses allegedly caused to Tomusinsky Open Pit and SAVEN as a minority shareholder in Tomusinsky Open Pit. In the context of the above lawsuit, SAVEN applied for the seizure of assets of the defendant Cypriot companies and Mr. Zyuzin and on May 20, 2014 the Cyprus Court granted ex parte such freezing injunctions. The Cypriot defendant companies and Mr. Zyuzin are challenging the validity of the ex parte injunctions and the application for interim injunctions is pending for hearing. On March 24, 2015, the Cyprus Court heard an application filed by Tomusinsky Open Pit to challenge the jurisdiction of Cyprus Courts to hear the substance of the lawsuit of SAVEN and on April 30, 2015 the decision of the Court will be issued. There are also two applications to challenge jurisdiction of Cypriot Courts filed by other defendants which are pending for hearing.

On July 3, 2014, SAVEN filed a lawsuit against the sole executive body of Tomusinsky Open Pit (current and former directors) with the Arbitrazh Court of Kemerovo region seeking recovery of damages for assessed tax penalties and fines in the amount of 453.9 million rubles. On December 18, 2014, the Arbitrazh Court of Kemerovo region fully rejected SAVEN’s lawsuit. SAVEN filed an appeal with the Seventh Arbitrazh Court of Appeal. On March 11, 2015, the Seventh Arbitrazh Court of Appeal upheld the decision of the Arbitrazh Court of Kemerovo region and dismissed the appeal.

On September 25, 2014, SAVEN filed a claim against Tomusinsky Open Pit with the Arbitrazh Court of Kemerovo region seeking invalidation of the decision of the annual general shareholders’ meeting of

Tomusinsky Open Pit dated June 30, 2014 regarding the distribution of profit, including payment (declaration) of dividends for the fiscal year ended December 31, 2013. On January 28, 2015, the Arbitrazh Court of Kemerovo region fully rejected SAVEN’s claim. SAVEN filed an appeal. The court of appeal upheld the decision of the Arbitrazh Court of Kemerovo region and dismissed the SAVEN’s appeal.

In August 2014, Arsagera Asset Management OAO filed a claim with the Moscow Arbitrazh Court against Mechel seeking invalidation of the decision of our annual general shareholders’ meeting relating to the confirmation of dividend payments in the amount of 0.05 rubles per one preferred share. The Moscow Arbitrazh Court dismissed the claim. The plaintiff appealed to the Ninth Arbitrazh Court of Appeal which upheld the decision of the Moscow Arbitrazh Court. In April 2015, the plaintiff filed a cassation appeal with the Arbitrazh Court of Moscow region. The court hearing is still pending.

In December 2014 and January 2015, Rudservis OOO filed three claims against Southern Kuzbass Coal Company with the Arbitrazh Court of Kemerovo region seeking compensation for losses incurred due to delayed payment for delivered products under coal supply contracts concluded between Tomusinsky Open Pit and Southern Kuzbass Coal Company in a total principal amount of approximately 13.7 billion rubles. Rudservis OOO is a minority shareholder of Tomusinsky Open Pit. The proceedings with respect to one case have been suspended in connection with the examination of the prices of coal products. The court hearings with respect to two cases are scheduled for May 12, 2015.

On April 14, 2015, Rudservis OOO filed a claim against Southern Kuzbass Coal Company, Mechel Mining and Mechel with the Arbitrazh Court of Kemerovo region seeking recovery of damages (loss of profit) received by Tomusinsky Open Pit as a result of coal supplies to Southern Kuzbass Coal Company for the period of 2011-2014 in a total amount of 9.3 billion rubles. The court hearing date has not yet been scheduled.

Dividend Distribution Policy

We determine the amount of dividends payable on our common shares based on cash needs of our business, which will be influenced by the market situation, results of our operations, the level and availability of debt and debt servicing requirements and the requirements of our capital investment program.

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

On June 30, 2014, our general shareholders’ meeting decided not to pay dividends for common shares and declared a dividend of 6.9 million rubles for preferred shares (of which 2.8 million rubles was paid to Skyblock Limited), which was paid in July and August 2014. On June 28, 2013, our general shareholders’ meeting decided not to pay dividends for common shares and declared a dividend of 6.9 million rubles for preferred shares (of which 2.8 million rubles was paid to Skyblock Limited), which was paid in August 2013. On June 29, 2012, Mechel declared a dividend of 3.3 billion rubles for common shares and 4.3 billion rubles for preferred shares (of which 1.7 billion rubles was paid to Skyblock Limited), which was paid in August 2012. In each case we could not pay dividends to those shareholders who did not provide us with their bank account details.

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

Significant Changes

Other than as described in this document, no significant change in our business has occurred since December 31, 2014.

Item 9. The Offer and Listing

Our common ADSs have been listed on the NYSE under the symbol “MTL” since October 2004. Our common shares were listed on Open Joint Stock Company “Russian Trading System” Stock Exchange (“RTS”) under the symbol “MTLR” in June 2004, and in October 2008 were promoted to the quotation list “A-2.” In December 2011, RTS ceased to exist as a result of its reorganization through accession to Closed Joint Stock Company Moscow Interbank Currency Exchange (“CJSC MICEX”), now Open Joint Stock Company “Moscow Exchange MICEX-RTS” (“Moscow Exchange”), and our common shares were excluded from the quotation list “A-2” on RTS. In December 2008, our common shares were admitted to trading on MICEX and included in the quotation list “V”, and were promoted to the quotation list “A-1” in March 2009. Starting from December 2011, our common shares were traded in the quotation list “A-1” on MICEX. Since June 2014, our common shares have been trading on the MICEX Level 1 quotation list. The change is associated with the Moscow Exchange’s new listing rules which came into effect on June 9, 2014. Level 1 includes securities that were on the “A-1” and “A-2” quotation lists before this date. Since the liquidity of our shares on MICEX was typically much higher than on RTS, in the table below starting from January 2009 we use MICEX data (conversion from rubles into U.S. dollars is made using the CBR exchange rate).

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

	Common ADSs		Common Shares
	High	Low	High	Low
	(In U.S. dollars)
March 2015	1.82	1.03	1.51	1.07
February 2015	1.77	1.20	1.33	0.56
January 2015	1.30	0.63	0.65	0.44
December 2014	0.78	0.43	0.53	0.28
November 2014	0.97	0.77	0.50	0.47
October 2014	1.19	0.70	0.64	0.51
First Quarter 2015	1.82	0.63	1.51	0.44
Fourth Quarter 2014	1.19	0.43	0.53	0.28
Third Quarter 2014	2.14	0.67	1.50	0.39
Second Quarter 2014	2.40	1.79	1.61	1.03
First Quarter 2014	2.46	1.66	1.99	0.88
Fourth Quarter 2013	3.43	1.97	3.33	1.72
Third Quarter 2013	3.91	2.75	3.48	2.84
Second Quarter 2013	4.94	2.71	4.92	2.70
First Quarter 2013	7.40	5.03	7.22	4.95
2014	2.46	0.43	1.99	0.39
2013	7.40	1.97	7.22	1.72
2012	12.37	5.27	11.89	5.35
2011	34.59	7.90	32.74	8.05
2010	30.80	17.45	30.11	17.64
2009	21.82	2.57	17.81	2.29
2008	57.62	3.66	45.00	4.10
2007	34.63	7.91	25.71	8.30
2006	10.32	6.34	10.20	6.25
2005	12.17	7.02	11.20	7.75
2004	7.48	5.26	17.00	0.36

Our preferred ADSs have been listed on the NYSE under the symbol “MTL PR” since May 2010. In April 2011, our preferred shares were admitted to trading without listing on RTS and MICEX. Our preferred shares were included in the quotation list “A-1” on MICEX in July 2011. In December 2011, RTS ceased to exist as a result of accession to CJSC MICEX, now Moscow Exchange, and our preferred shares were excluded from the list of securities admitted to trading without listing on RTS. Starting from December 2011, our preferred shares were traded in the quotation list “A-1” on MICEX. Since June 2014, our preferred shares have been trading on the MICEX Level 1 quotation list. The change is associated with the Moscow Exchange’s new listing rules which came into effect on June 9, 2014. Level 1 includes securities that were on the “A-1” and “A-2” quotation lists before this date. Each preferred ADS represents one-half of a preferred share.

The following table sets forth the high and low closing prices per preferred ADS and preferred share for: (1) the most recent six months; (2) the most recent nine quarters; and (3) all years following the public offering in 2010.

	Preferred ADSs		Preferred Shares
	High	Low	High	Low
	(In U.S. dollars)
March 2015	0.46	0.28	1.03	0.74
February 2015	0.43	0.15	0.94	0.43
January 2015	0.20	0.09	0.50	0.30
December 2014	0.13	0.08	0.33	0.17
November 2014	0.10	0.08	0.33	0.28
October 2014	0.14	0.10	0.38	0.31
First Quarter 2015	0.46	0.09	1.03	0.30
Fourth Quarter 2014	0.14	0.08	0.33	0.17
Third Quarter 2014	0.36	0.09	0.74	0.23
Second Quarter 2014	0.38	0.31	0.75	0.66
First Quarter 2014	0.47	0.30	1.09	0.55
Fourth Quarter 2013	0.75	0.39	1.67	1.01
Third Quarter 2013	0.90	0.74	1.79	1.56
Second Quarter 2013	1.42	0.80	2.71	1.61
First Quarter 2013	2.23	1.45	4.11	2.71
2014	0.47	0.08	1.09	0.23
2013	2.23	0.39	4.11	1.01
2012	4.91	1.92	11.82	3.86
2011	11.27	3.24	8.99	6.15
2010	9.66	6.60	n/a	n/a

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

Liability of shareholders

The Civil Code and the Joint-Stock Companies Law generally provide that shareholders in a Russian joint-stock company are not liable for the obligations of a joint-stock company and bear only the risk of loss of their investment. This may not be the case, however, when one entity is capable of determining decisions made by another entity. The entity capable of determining such decisions is called an “effective parent.” The entity whose decisions are capable of being so determined is called an “effective subsidiary.” The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in course of carrying out these decisions if:

•	this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between such entities; and

•	the effective parent gives binding instructions or consent for a transaction to the effective subsidiary based on the above-mentioned decision-making capability.

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

Registration and transfer of shares

Russian legislation requires that a joint-stock company maintain a register of its shareholders which, for a public joint-stock company, shall be maintained by an independent registrar. Ownership of our shares is evidenced solely by entries made in such register. Any of our shareholders registered in a register may obtain an extract from our register certifying the number of shares that such shareholder holds. Since July 2014, our shareholder register has been maintained by Computershare Registrar CJSC into which Registrar NIKoil Company OJSC was merged.

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

Disclosure of Information

Under Russian legislation, disclosure of information on the securities market means making it available to all interested parties, regardless of the purpose of obtaining this information. We are required to make the following periodic public disclosures and filings in the newswire of authorized information agency Interfax (www.e-disclosure.ru), on our websites at www.mechel.ru and www.mechel.com, as well as on the webpage provided by authorized information agency Interfax (www.e-disclosure.ru/portal/company.aspx?id=1942):

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

•	disclosure of any information concerning material facts and other official disclosures, including, among other things, our reorganization; certain changes in the amount of our assets; decisions on share issuances; certain changes in ownership and shareholding; information about controlled organizations which are material to us or organizations controlling us, reorganization, liquidation or bankruptcy of such organizations; conclusion of agreement with our controlled or controlling organization, where we are required to buy securities issued by such controlled or controlling organization; as well as shareholder and management bodies resolutions;

•	notifying MICEX about the disclosure of aforementioned information;

•	disclosure of the documents that we have received in connection with any of the following:

•	a voluntary offer (including any competing offer) to acquire us;

•	a mandatory offer (including any competing offer) to acquire us;

•	a notice of the right of shareholders to sell their shares to the person that has acquired more than 95% of our common shares; and

•	a request that minority shareholders sell their shares to the person that has acquired more than 95% of our common shares;

•	disclosure of information on various stages of securities placement, issuance and registration through publication of certain data as required by the securities legislation;

•	disclosure of our charter and internal corporate governance documents;

•	disclosure of our annual report and annual financial statements prepared in accordance with Russian accounting standards and our annual and interim U.S. GAAP financial statements and filing them with MICEX;

•	disclosure on a quarterly basis of a list of our affiliated companies and individuals and filing it with MICEX;

•	disclosure of a list of information which is considered an insider information and approved by the company (“insider information”);

•	disclosure of insider information; and

•	disclosure of other information as required by applicable Russian securities legislation and the rules of MICEX.

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

A shareholder or group of shareholders owning in the aggregate at least 2% of the outstanding voting shares may introduce proposals for the agenda of the annual general shareholders’ meeting and may nominate candidates to the board of directors, general director, the review commission and counting commission. Any agenda proposals or nominations must be provided to the company not later than 30 days after the preceding financial year ends.

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

Management Board

In June 2011, an annual general shareholders’ meeting approved a new version of the “Bylaw on the Collegial Executive Body (Management Board).” Pursuant to the Bylaw, the management board engages in discussions regarding important corporate issues within its powers and makes recommendations to our board of directors. The management board operates on the basis of our charter and applicable internal regulations. The management board’s size is defined by the board of directors (and, with respect to a public joint-stock company, must not contain fewer than five members), and it is comprised of senior management of Mechel and our subsidiaries, with each member of the management board elected by the board of directors. A meeting of the management board is quorate if at least half of its members participate in the meeting.

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

Change in Control

Anti-takeover protection

Russian legislation requires the following:

•	A person intending to acquire more than 30% of an open joint-stock company’s common shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates), will be entitled to make a public tender offer to other holders of such shares pursuant to the requirements of the Joint-Stock Companies Law.

•	A person that has acquired more than 30% of an open joint-stock company’s common shares and voting preferred shares (including shares already owned by such person and its affiliates, but excluding shares that were acquired pursuant to previous voluntary or mandatory offers in compliance with the requirements of the Joint-Stock Companies Law) will be required to make, within 35 days of acquiring such shares, a public tender offer for other shares of the same class and for securities convertible into such shares, at a price which is not less than the price determined based on a weighted market price of the shares during trading sessions on a stock exchange for the six months preceding the date when a public tender offer was sent, or at a price not less than the market price, which must be determined by an independent appraiser if the shares have an insufficient or non-existent trading history. From the moment of acquisition of more than 30% of the shares until the moment of sending of an offer to the company, the person making the offer and its affiliates will be able to vote only 30% of the shares of the company (regardless of the size of their actual holdings). These rules are also applied (or reapplied) to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company’s outstanding common shares and voting preferred shares.

•	A person that, as a result of such a voluntary or mandatory offer, becomes (individually or counting the shares held by its affiliates) the owner of more than 95% of the company’s common shares and voting preferred shares, must buy out the remaining shares of the company as well as other securities convertible into such shares upon request of the holders of such shares or other securities, and may require such holders to sell such shares and other securities convertible into such shares, at a price not less than the prices of the preceding acquisition by the offeror. The offeror is entitled to require the holders of the remaining shares of the company, as well as other securities convertible into such shares, to sell such shares and other securities, provided that the offeror acquired not less than 10% of the total number of shares of the company as a result of acceptance by other shareholders of the voluntary or mandatory tender offer as described above.

•	An offer of the kind described in any of the preceding three paragraphs must be accompanied by a bank guarantee of payment. If securities are listed on a stock exchange, prior notice of the offer must be filed with the CBR; otherwise, notice must be filed with the CBR not later than the date of the offer. The CBR may order amendments to the terms of the offer (including price) in order to bring them into compliance with the requirements of the current legislation.

•	Once such an offer has been made, competing offers for the same securities can be made by third parties and, in certain circumstances, acceptance of the initial offer may be withdrawn by the security holders who choose to accept such competing offer. From the making of such an offer until 20 days after its expiration (which period may in certain cases exceed 100 days) the company’s general shareholders’ meeting will have the sole power to make decisions on charter capital increase by way of issuance of additional shares, issuance of securities convertible into shares, including options of an open joint-stock company, approval of certain transactions or a number of related transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly), of property having a value of 10% or more of the balance sheet value of the assets of a company as determined under Russian accounting standards as of the latest reporting date preceding the transaction, with the exception of transactions completed in the ordinary course of business, and on certain other significant matters.

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

Foreign ownership

Under the Strategic Industries Law any acquisition, whether direct or indirect, by a foreign investor or its group of entities (except for the acquisition by a foreign investor controlled by the Russian Federation, the constituent entity of the Russian Federation and/or Russian nationals provided such Russian nationals are Russian tax residents and do not have dual nationality) of a stake, or certain rights, in a Strategic Company or a Strategic Subsoil Company, as well as acquisition, ownership or use by them of property of such companies which relates to core production facilities and the cost of which is 25% or more of the balance sheet value, must be previously approved by the Governmental Commission. Under the Strategic Industries Law, acquisition of 5% or more of the charter capital of a Strategic Company by a foreign investor or its group of entities require notification of Russian authorities. The FAS is the federal executive authority for execution of control over making foreign investments in the Russian Federation. See “Item 3. Key Information — Risk Factors — Legal risks and uncertainties — Expansion of limitations on foreign investment in strategic sectors could affect our ability to attract and/or retain foreign investments” and “Item 4. Information on the Company — Regulatory Matters — The Strategic Industries Law.”

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

Russian taxpayers (organizations and individual entrepreneurs), as well as foreign persons, registered as individual entrepreneurs in Russia, who acquire shares in a Russian joint-stock company, need to notify the Russian tax authorities within one month following such acquisition. Starting from January 1, 2015, the need to notify the Russian tax authorities occurs only if direct participation interest exceeds 10%.

Disclosure of Ownership

Under Russian law, a holder of common shares of a joint-stock company, which has a CBR registered prospectus, must notify the company and the CBR of an acquisition of 5% or more of the company’s common shares or of an acquisition of the right to cast votes attached to 5% or more of the common shares by virtue of an agreement or otherwise, and of any subsequent change in the number of the common shares above or below a 5%, 10%, 15%, 20%, 25%, 30%, 50%, 75% or 95% threshold. Such notifications must be given not later than 10 days after the common shares have been transferred to such shareholder’s securities account or after the acquisition of the right to cast votes attached to such common shares, whether by virtue of an agreement or otherwise.

Negative Net Assets

If the net assets of a Russian joint-stock company calculated on the basis of the Russian accounting standards as of the end of its second or any subsequent financial year are lower than its share capital, the joint-stock company’s board of directors must disclose it in the annual report. Furthermore, if the net assets of a Russian joint-stock company calculated on the basis of the Russian accounting standards as of the end of the financial year that follows its second or any subsequent financial year, at the end of which the net assets of such company were lower than its share capital, remain lower than its share capital, the company must decrease its share capital to the amount of its net assets or liquidate. In addition, if a Russian joint-stock company’s net assets calculated on the basis of the Russian accounting standards as of the end of its second or any subsequent financial year are lower than the minimum amount of the share capital required by law, the company must liquidate.

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

In addition, if a Russian joint-stock company’s net assets calculated on the basis of the Russian accounting standards are lower than its share capital by more than 25% as of the end of three, six, nine or twelve months of the financial year that follows its second or any subsequent financial year, at the end of which the net assets of such company were lower than its share capital, a joint-stock company is obliged to make a public disclosure of this fact. In this case, the company’s creditors whose claims arose before the publication will have the right to accelerate their claims or demand early performance of the company’s obligations owed to them and demand compensation of damages.

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

Material Contracts

The following is a description of contracts that we and/or our subsidiaries are a party to and that are or may be material to our business. The descriptions of the contracts are qualified in their entirety by reference to the relevant contracts. For more information, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Restrictive Covenants,” “Item 13. Defaults, Dividend Arrearages and Delinquencies” and “Item 8. Financial Information — Litigation — Debt litigation.”

Credit Facility for Mechel from VTB Bank

General

On December 27, 2010, VTB Bank opened a credit line for Mechel for the total amount of 10.0 billion rubles (approximately $329.3 million) to finance our general activity. In November 2011, the amount of the credit line was increased up to 13.0 billion rubles (approximately $442.2 million).

On April 10, 2013, we executed an amendment to the loan agreement increasing the amount of the facility to 40.0 billion rubles (approximately $1.3 billion as of that date). The term of the facility was extended to five years and the covenants were amended. The proceeds were used to refinance existing indebtedness with VTB Bank as well as to refinance other obligations of the companies within our group (including redemption of ruble bonds).

In May 2014, we entered into an amendment to the credit facility agreement to refinance debt in the amount of 40.0 billion rubles (approximately $711.0 million as of December 31, 2014), providing for an extension of the repayment grace period until April 2015 and the final maturity until April 2018. VTB Bank also provided an additional loan for redemption of ruble bonds in the amount of up to 3.8 billion rubles (approximately $67.3 million as of December 31, 2014).

As of December 31, 2014, the facility was fully drawn. The overdue interest amounted to 4.4 billion rubles (approximately $78.6 million as of December 31, 2014). In April 2015, the overdue interest was repaid in the amount of 2.5 billion rubles. We have requested the bank to restructure the repayment schedule of the facility.

Interest rate and interest period

The interest rate under the facility depends on the ratio of Mechel’s net borrowings to EBITDA and ranges from 3-month MosPrime plus 2.65% to 3-month MosPrime plus 4.95% per year for the 40.0 billion rubles loan and depends on the ratio of Mechel’s net borrowings to EBITDA and ranges from 3-month MosPrime plus 4.35% to 3-month MosPrime plus 5.7% per year for the 3.8 billion rubles loan, with a portion of interest payable quarterly and a portion being capitalized. The lender may increase the interest rate by 1% if the borrower fails to meet certain obligations under the loan agreement.

Repayment and prepayments

The facility has a grace period until April 20, 2015 and is to be repaid in installments equivalent to 1/13 of the principal debt as on the date preceding the repayment date on a quarterly basis for the 40.0 billion rubles loan and in equal installments on a quarterly basis for the 3.8 billion rubles loan. Mechel may prepay the loan without VTB Bank’s consent after 12 months, provided it gives five days prior written notice. The final repayment date is April 10, 2018.

Guarantee

Our obligations under the credit facility agreement are guaranteed by Bratsk Ferroalloy Plant, Chelyabinsk Metallurgical Plant, Mecheltrans, Mechel Trading and Mechel Service.

Security

The credit facility is secured by a pledge of 37.5%+1 share of Mechel Mining.

Covenants and other matters

For the relevant period ending on December 31, 2014, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreement, Mechel’s ratio of net borrowings to EBITDA shall not exceed 7.5:1 as of June 30, 2015, 6.3:1 as of December 31, 2015, June 30, 2016 and December 31, 2016, 6.0:1 as of June 30, 2017 and 5.8:1 as of December 31, 2017 and thereafter, provided that if during any period the ratio of net borrowings to EBITDA is 3.0:1 or less, then the ratio of 3.0:1 continues to apply thereafter. Mechel’s ratio of EBITDA to net interest expense shall not fall below 1.5:1 as of June 30, 2015, 2.0:1 as of December 31, 2015 and thereafter. Mechel’s net borrowings shall not exceed $11.0 billion.

Mechel Mining’s ratio of net borrowings to EBITDA shall not exceed 6.5:1 as of June 30, 2015, 5.2:1 as of December 31, 2015, 5.0:1 as of June 30, 2016 and December 31, 2016, 4.3:1 as of June 30, 2017, 3.8:1 as of December 31, 2017 and any other relevant period thereafter. Mechel Mining’s ratio of EBITDA to net interest expense shall not be less than 2.7:1 as of June 30, 2015, 4.0:1 as of December 31, 2015 and in any relevant period thereafter.

The credit facility agreement contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreement is governed by Russian law.

Credit Facilities for Southern Kuzbass Coal Company from Sberbank

General

On October 9, 2012, Sberbank opened four credit lines to our subsidiary Southern Kuzbass Coal Company in the total amount of 24 billion rubles (approximately $772.3 million) for the purpose of working capital financing. As of December 31, 2012, we had drawn 15.1 billion rubles (approximately $497.2 million) under the credit lines. In February 2013, we drew down an additional 1.0 billion rubles. Due to the amendment in March 2013, we drew down a further 7.9 billion rubles (such drawdowns also containing a built-in cross-currency derivative instrument). As of December 31, 2013, the facilities were fully drawn. In December 2014, due to substantial depreciation of the ruble, the exchange rate threshold of 50.00 rubles per one U.S. dollar (as stipulated in the agreements) was exceeded and Sberbank converted the 20.9 billion rubles loans into U.S. dollars. As of December 31, 2014, the outstanding balance was $733.1 million. We are currently in litigation with Sberbank regarding these conversions. See “Item 8. Financial Information — Litigation — Debt litigation.”

As of December 31, 2014, the overdue interest under the credit facilities amounted to $19.2 million. In January 2015, the overdue interest was partially repaid. We have requested the bank to restructure the repayment schedule of the facilities.

Interest rate and interest period

Interest is payable at a floating rate varying from 12.1% to 13.1% per year for credit lines denominated in rubles and from 10.0% to 11.0% per year for credit lines denominated in U.S. dollars. The exact rate depends on the ratio of Southern Kuzbass Coal Company’s revenue and the current amount of the liabilities under the loan. The interest is to be paid every 3 months.

Repayment and prepayments

The credit lines are provided for a period of five years with a three-year grace period. Each credit line is repayable in eight equal installments starting from December 2015.

The borrower does not have the right to prepay four out of six tranches with a built-in derivative instrument in one of the loan agreements. Under the other tranches or loan agreements, the borrower can prepay any amount but has to pay prepayment fees (1.5% per annum of the repaid amount).

Guarantee

The borrower’s obligations under the credit facilities are guaranteed by Mechel, Yakutugol and Mechel Mining.

Covenants and other matters

For the relevant period ending on December 31, 2014, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreements, Mechel Mining’s ratio of net borrowings to EBITDA shall not exceed 6.5:1 as of June 30, 2015, 3.5:1 as of December 31, 2015, 3.0:1 as of June 30, 2016 and December 31, 2016, 2.5:1 as of June 30, 2017, 2.0:1 as of December 31, 2017 and any other relevant period thereafter. Mechel Mining’s ratio of EBITDA to net interest expense shall not be less than 2.5:1 as of June 30, 2015, 4.0:1 as of December 31, 2015 and in any relevant period thereafter. Mechel Mining’s shareholder equity, as defined in loan agreements, shall be equal to or exceed $3.0 billion.

The credit facility agreements contain certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreements are governed by Russian law.

Pre-Export Facility Agreements

General

On December 6, 2013, our subsidiaries Yakutugol and Southern Kuzbass Coal Company entered into an amendment and restatement agreement to the existing $1.0 billion pre-export facility agreements (as amended on December 7, 2012) with a syndicate of banks coordinated by ING Bank N.V., Société Générale and VTB Capital Plc. The amendments provide that the loan, which was entering the repayment phase in December 2013, will be repayable in equal monthly installments until December 2016 following a grace period of 12 months ending in December 2014. The terms of the facility agreements are identical in all material aspects, except for the security provided under each facility.

As of December 31, 2014, we had overdue principal in the amount of $40.2 million and overdue interest in the amount of $14.9 million under these facility agreements. We have requested the banks to restructure the repayment schedule of the facilities.

Interest rate and interest period

Interest under the facilities is payable at LIBOR plus a margin, or at fixed rate that may be agreed with the lenders. Based on results for the period ending December 31, 2012, the margin levels were reset during 2013 at 5.5% per year and are subject to downward or upward adjustments based on the ratio of Mechel Mining’s ratio of net borrowings to EBITDA. The overdue principal bears interest rate of LIBOR plus 7.5% per year.

Repayment and prepayments

The facility is repayable in equal monthly installments after a 12-month grace period ending in December 2014. The borrowers are entitled to prepay the loan subject to 10 business days’ prior notice to the syndicate of banks and certain other conditions specified in the credit facility agreements. Starting from December 2014, the borrowers have failed to pay the installments.

Guarantee

Yakutugol’s obligations under the credit facility agreement are guaranteed in full by Mechel, Mechel Mining, Mechel Carbon, Mechel Carbon Singapore as well as by Southern Kuzbass Coal Company and Korshunov Mining Plant (for Southern Kuzbass Coal Company and Korshunov Mining Plant in the amount of up to 2% of the value of their total assets as determined under Russian accounting standards). Southern Kuzbass Coal Company’s obligations under the credit facility agreement are guaranteed in full by Mechel, Mechel Mining, Mechel Carbon, Mechel Carbon Singapore and Yakutugol, as well as by Korshunov Mining Plant (for the latter in the amount of up to 2% of the value of its total assets as determined under Russian accounting standards). The guarantee provided by Mechel can be released subject to certain conditions.

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

The number of shares of each of Yakutugol and Southern Kuzbass Coal Company under pledge will be decreased from 25%+1 share to 15% if certain conditions are met. Such conditions include, among others, the ratio of Mechel Mining’s net borrowings to EBITDA being less than or equal to 2.5:1, the outstanding debt under the facility not exceeding 50% of the original principal amount and there being no event of default continuing under the facility.

The obligations of each of the borrowers are also secured by the assignment of rights under their export and offtake contracts and a charge over their collection accounts.

Covenants and other matters

For the relevant period ending on December 31, 2014, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreements, Mechel Mining’s ratio of net borrowings to EBITDA shall not exceed 6.5:1 as of June 30, 2015, 5.2:1 as of December 31, 2015 and 5.0:1 as of June 30, 2016. Mechel Mining’s ratio of EBITDA to net interest expense shall not be less than 2.7:1 as of June 30, 2015, 4.0:1 as of December 31, 2015 and in any relevant period thereafter. Mechel Mining’s net borrowings shall not exceed $4.0 billion, under the condition that Mechel Mining’s ratio of net borrowings to EBITDA shall exceed 3.0:1. Mechel Mining’s shareholder equity shall not fall below $4.0 billion.

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

The credit facility agreements contain certain customary representations and warranties, affirmative covenants, including negative pledges and limitation on lending to third parties, as well as notice provisions and events of default, including change of control and cross-defaults relating to other debt with certain limitations.

The credit facility agreements are governed by English law.

Project Finance — Credit Facility for Elgaugol from Vnesheconombank

General

On March 12, 2014, our subsidiary Elgaugol signed two credit facilities in an aggregate amount of $2.5 billion with Vnesheconombank for the development of the Elga coal complex: (i) a facility in the amount of $2.085 billion for the total budgeted financing necessary until commissioning (the “main credit line”) and (ii) a facility in the amount of $418.7 million to be used for the repayment of the $150.0 million bridge loan and payment of the fees and commissions associated with the main credit line and interest during the grace period (the “second credit line”). The facility is structured as a project financing, with no recourse to Mechel or any group company except for Elgaugol, and therefore these loans are not included when calculating the financial covenants for Mechel and Mechel Mining under most loan agreements. The management believes that before utilization of the credit lines, this financing will be excluded from the financial covenants calculations under all relevant loan agreements.

As of December 31, 2014, a total of $20.9 million was drawn under the facility. Disbursement of the loan was suspended by Vnesheconombank due to our failure to fulfill conditions precedent; we intend to fulfill all conditions so as to continue disbursements in 2015.

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

The interest is paid quarterly.

Repayment and prepayments

Identical for both facilities, the first principal repayment is 42 months after the date of signing of the loan agreement and takes place on a yearly basis according to a defined schedule.

Security

The facilities are secured with a pledge of 49% of shares in Elgaugol, a pledge of Elgaugol proprietary land and land lease rights, a pledge of immovable property of Elgaugol including construction in progress and a pledge over all movable property of Elgaugol with a book value over one million rubles per unit.

Covenants and other matters

There are no guarantees and financial covenants issued in support of these facilities, except for the requirement to maintain a positive value of the borrower’s net assets starting from the calendar quarter following the date of the commissioning of the facilities and ending on the date of the complete repayment of the credit.

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

Russian Income and Withholding Tax Considerations

The following is a summary of certain Russian tax considerations relevant to payments to Russian resident and non-resident holders of the shares and ADSs and to the purchase, ownership and disposition of the shares and ADSs by Russian resident and non-resident holders. This summary is based on the laws of Russia in effect as of the date of this document. The discussion with respect to Russian legislation is based on our understanding of current Russian law and tax rules, which are subject to frequent change and varying interpretations.

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

For the purposes of this summary, a “Russian resident holder” means: (1) an individual holder of the shares and ADSs, actually present in the Russian Federation for 183 days or more in 12 consecutive months; or (2) an organization or an individual entrepreneur, organized under Russian law; or (3) an organization, organized under a foreign law, that holds and disposes of the shares and ADSs through its permanent establishment in Russia. Individual presence in Russia is not considered interrupted if an individual departs for short periods (less than six months) for the purpose of medical treatment or education, as well as for the performance of labor or other duties related to the execution of work or services at offshore raw hydrocarbon deposits.

For the purposes of this summary, a “non-resident holder” is a holder of the shares or ADSs which is not qualified to be a Russian resident holder as defined in the previous paragraph.

Taxation of acquisition of the shares and ADSs

No Russian tax implications should arise for holders of the shares and ADSs upon purchase of the shares and ADSs. However, starting from 2015, Russian resident holders are required to notify tax authorities about their participation in Russian organizations (in case of direct participation interests in excess of 10%) not later than one month from the date of commencement of such participation. In addition, under certain conditions a taxable material gain may arise for individuals if the shares and ADSs are purchased at a price below the deemed market value. Also, in certain circumstances, a Russian resident holder that is an organization acquiring the shares or ADSs is generally obliged to act as a tax agent to withhold profit tax on proceeds from the sale of the shares or ADSs to be transferred to a non-resident holder disposing such shares or ADSs. We urge such holders to consult their tax advisers regarding specific tax consequences of acquisition of the shares or ADSs.

Taxation of dividends

A Russian company that pays dividends is generally obliged to act as a tax agent to withhold tax on the dividends and remit the amount of tax due to the Russian Federation state budget. In some cases, tax agent’s functions are performed by other legal entities. However, the applicable withholding tax rate will depend on the status of the dividend’s recipient.

Russian resident holders

Shares

Dividends paid to a Russian resident holder of the shares that is a Russian organization or an individual will be generally subject to Russian withholding tax at the rate of 13%. Dividends received by Russian organizations are subject to withholding tax at the rate of 0% provided that the recipient organization constantly owns for a period of 365 calendar days or more at least 50% of participation shares in the share capital of the paying organization or share depositary receipts qualifying for dividends equal to at least 50% of the total amount of dividends paid by the organization. However it is difficult to predict how the Russian tax authorities may interpret the conditions listed above. Therefore, there can be no assurance that the 0% withholding tax rate will apply.

The effective rate of this tax may be lower than 13% (other than to non-resident companies and non-resident individuals) owing to the fact that generally this tax should be calculated by multiplying the basic tax rate (13%) by the difference between (i) the dividends to be distributed by us to our shareholders, and (ii) dividends collected by us in the current and preceding tax periods from other Russian persons (except for dividends which are taxable at the rate of 0% under the current Russian tax law).

Since 2014, when paying dividends in respect of shares that are recorded on depo account of foreign nominee holder and depo account of foreign authorized holder, the tax should be calculated and withheld by the depositary (tax agent), which opened these accounts. Effective from January 1, 2014, the reduced tax rate of 0% does not apply on dividend payments for such shares. Under Russian law, the general rate of 13% is applied, subject to the submission of certain information to the tax agent. If such information has not been submitted to the tax agent in the prescribed manner and in a certain period of time, the tax rate of 15% is applied.

A holder that is a foreign organization holding shares through a permanent establishment in Russia is entitled to pay this tax to the Russian budget on its own behalf (i.e., without a Russian entity that distributes the dividends to such holder acting as a tax agent for withholding tax) if such holder provides the Russian entity that acts as the Russian tax agent with specific documentary evidence confirming dividend income is attributable to a permanent establishment of the holder in Russia. Such evidence includes a notarized copy of the form confirming registration of the holder with the Russian tax authorities. A notification must also be issued by the local tax authorities at the holder’s place of tax registration confirming dividend income is attributable to the permanent establishment of the holder in Russia.

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

Effective from January 1, 2014, so as to apply the tax rate of 13% when paying dividends under ADSs to residents the tax agent must be submitted with certain information in the prescribed manner and in a certain period of time. If such information has not been submitted to the tax agent, the tax rate of 30% is applied. Thus, starting from 2014, the tax agent may be obliged to withhold tax at the rate of 30% (due to the absence of the required information) and Russian holders of ADSs may be unable to use the rate of 13% provided by Russian tax law for residents.

Upon receiving dividends, Russian holders which are organizations may be required to pay additional Russian profit tax at the rate of 13% (the rate applied to dividends received from non-residents) or 20% (if the income received will not be recognized as dividends) while Russian holders who are individuals may be required to pay Russian income tax at the rate of 13%. There is also no established procedure providing for the refund of tax withheld from dividends payable through the depositary to Russian resident holders of ADSs. Accordingly, Russian residents are urged to consult their own tax advisors regarding the tax treatment of the purchase, ownership and disposition of the ADSs.

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

The dividends taxation rate may be reduced to 10% under the United States-Russia income tax treaty for U.S. non-resident holders. Under current regulations, authorization from the Russian tax authorities is not required to allow the tax agent to withhold tax at a reduced rate under applicable double tax treaties provided that all other requirements are met. See “— Tax treaty procedures.”

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

However, since 2015, Russian tax legislation does not recognize as a sale or other disposition of securities: (i) the cancellation of ADSs upon receipt of representing securities; (ii) the transfer of securities at placement of ADSs certifying the rights for represented securities.

Organizations

Capital gains arising from the sale of the shares and ADSs by a Russian resident holder that is an organization will be taxable at the regular Russian corporate profit tax rate of 20%. Russian tax legislation contains a requirement that a profit arising from activities connected with securities quoted on a stock exchange must be calculated and accounted for separately from a profit from activities connected with securities that are not quoted on a stock exchange and from other profits. Since 2015, income (expenses) from operations with securities quoted on a stock exchange is recorded in the general tax base in accordance with generally established procedures. Therefore, Russian resident holders may be able to apply losses arising in respect of the listed shares and ADSs in the current base for profit tax.

Individuals

Capital gains arising from the sale, exchange or other disposition of the shares and ADSs by individuals who are Russian resident holders must be declared on the holder’s tax return and are subject to personal income tax at a rate of 13%.

The income in respect of sale of the shares or ADSs by an individual is calculated as sale proceeds less documented expenses related to the purchase of these securities (including cost of securities and expenses associated with purchase, safe-keeping and sale of these securities).

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

Non-resident holders

Since 2015, Russian tax legislation does not recognize as a sale or other disposition of securities: (i) the cancellation of ADSs upon receipt of representing securities; (ii) the transfer of securities at placement of ADSs certifying the rights for represented securities.

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

However, it should be noted that the determination of whether more than 50% of our assets consist of immovable property located in Russia is inherently factual and is made on an ongoing basis, and the relevant Russian legislation and regulations in this respect are not entirely clear. Hence, there can be no assurance that immovable property owned by us and located in Russia will not constitute more than 50% of the company’s assets as at the date of the sale of shares and ADSs by non-residents. Certain international double tax treaties may provide for protection from the Russian taxation in such instances.

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

The sale, exchange or other disposal of the shares and ADSs by non-resident holders in Russia will be considered Russian source income and will be subject to tax at the rate of 30% on the difference between the sales price and the acquisition value of such shares and ADSs as well as other documented expenses, such as depositary expenses and broker fees, among others. Under Russian law, the acquisition value can only be deducted by the source of the payment, if the sale was made by a non-resident holder through a professional trust manager, dealer or broker that is a Russian organization or a foreign company with a permanent establishment in Russia. Such professional trust manager, dealer or broker should also act as a tax agent and withhold the applicable tax. Such a tax agent will be required to report to the Russian tax authorities the amount of income realized by the non-resident individual and tax withheld upon the sale of the shares and ADSs not later than on April 1 of the year following the reporting year.

Otherwise, if the sale is made to other organizations and individuals, generally no withholding needs to be made and the non-resident holder will have an obligation to file a tax return, report his realized profit and apply for a deduction of acquisition expenses (which includes filing of support documentation).

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

Regardless of the residence of the purchaser, a U.S. holder which is a legal entity should not be subject to any Russian profit or withholding taxes in connection with the sale, exchange or other disposition of ADSs payable from income received in 2011 and afterwards if ADSs are sold via foreign exchanges where they are legally circulated.

In some circumstances, a non-resident holder may be exempt from Russian personal income tax on the sale, exchange or other disposition of the shares and ADSs under the terms of a double tax treaty between the Russian Federation and the country of residence of the non-resident holder. Under the United States-Russia income tax treaty, capital gains from the sale of the shares and/or ADSs by U.S. holders should be relieved from taxation in Russia, unless 50% or more of our assets (as the term “fixed assets” is used in the Russian version of the United States-Russia income tax treaty) were to consist of immovable property located in Russia. If this 50% threshold is not met, individuals who are U.S. holders may seek to obtain the benefit of the United States-Russia income tax treaty in relation to capital gains resulting from the sale, exchange or other disposition of the shares and/or ADSs. Regardless of the residence of the purchaser, a U.S. holder which is a legal entity should not be subject to any Russian profit or withholding taxes in connection with the sale, exchange or other disposition of ADSs payable from income received in 2011 and afterwards if ADSs are sold via foreign exchanges where they are legally circulated.

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

If a non-resident holder that is an organization does not obtain double tax treaty relief at the time that income is received and tax is withheld by a Russian tax agent, the non-resident holder may apply for a refund within three years from the end of the tax period (a calendar year) in which the tax was withheld. To process a claim for a refund, the Russian tax authorities require (i) a confirmation of the tax treaty residence of the non-resident at the time the income was paid, (ii) an application for the refund of the tax withheld in a format provided by the Russian tax authorities, and (iii) copies of the relevant contracts under which the foreign entity received income as well as payment documents confirming the payment of the tax withheld to the Russian budget

(Form 1012DT for dividends and interest and Form 1011DT for other income are designed by the Russian tax authorities to combine requirements (i) and (ii) specified above and recommended for application). The Russian tax authorities will require a Russian translation of the above documents if they are prepared in a foreign language. The refund of the tax withheld should be granted within one month of the filing of the above set of documents with the Russian tax authorities. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds.

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

Stamp duty

No Russian stamp duty will be payable by the holders upon any of the transactions with the shares or ADSs discussed in this section (e.g., on a purchase or sale of the shares or ADSs), except for transactions involving the receipt of the shares or ADSs by way of inheritance.

Certain U.S. Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of shares or ADSs by a “U.S. Holder.” Solely for purposes of this “— Certain U.S. Federal Income Tax Considerations” section, a U.S. Holder is a beneficial owner of shares or ADSs that is, for U.S. federal income tax purposes: (1) an individual who is a citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, or (3) any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the shares or ADSs.

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

This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to investors in light of their particular circumstances, such as investors subject to special tax rules (including, without limitation: (i) financial institutions; (ii) insurance companies; (iii) dealers in stocks, securities, or currencies or notional principal contracts; (iv) regulated investment companies; (v) real estate investment trusts; (vi) tax-exempt organizations; (vii) partnerships, pass-through entities, or persons that hold shares or ADSs through pass-through entities; (viii) holders that are not U.S. Holders; (ix) holders that own (directly, indirectly or constructively) 10% or more of our voting stock; (x) investors that hold shares or ADSs as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes; (xi) investors that have a functional currency other than the U.S. dollar and (xii) U.S. expatriates and former long-term residents of the United States), all of whom may be subject to tax rules that differ significantly from those summarized below. This summary does not address tax consequences applicable to holders of equity interests in a holder of the shares or ADSs, including, but not limited to, U.S. federal estate, gift or alternative minimum tax considerations, or non-U.S., state or local tax considerations. This summary only addresses investors that will acquire shares or ADSs in an original offering, and it assumes that investors will hold their shares or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment).

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

Ownership of ADSs in general

U.S. Holders of ADSs should be treated for U.S. federal income tax purposes as owners of the underlying shares represented by those ADSs. Accordingly, except as noted, the U.S. federal income tax consequences discussed below should apply equally to U.S. Holders of ADSs and shares. A U.S. Holder’s tax basis in the ADSs generally will be equal to the U.S. Holder’s cost of acquiring the ADSs. No gain or loss will be recognized upon an exchange of ADS for the share represented by that ADS. A U.S. Holder’s tax basis in such shares will be the same as the U.S. Holder’s tax basis in such ADSs, and the holding period in such shares will include the holding period in such ADSs.

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

If a dividend distribution is paid in rubles, the amount includible in income will be the U.S. dollar value of the dividend, calculated using the exchange rate in effect on the date the dividend is received by the U.S. Holder (or the date of the depositary’s receipt in the case of the ADSs), regardless of whether the payment is actually converted into U.S. dollars on that date. Generally, any gain or loss resulting from currency exchange rate fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date the rubles are converted into U.S. dollars will be treated as ordinary income or loss. U.S. Holders may be required to recognize foreign currency gain or loss on the receipt of a refund of Russian withholding tax pursuant to the United States-Russia income tax treaty to the extent the U.S. dollar value of the refund differs from the U.S. dollar equivalent of that amount on the date of receipt of the underlying dividend.

Russian withholding tax under the United States-Russia income tax treaty should be treated as a foreign income tax that, subject to generally applicable limitations and conditions, is eligible for a U.S. foreign tax credit against the U.S. federal income tax liability of the U.S. Holder or, at the election of the U.S. Holder. If Russian tax is withheld at a rate in excess of the applicable rate under the United States-Russia income tax treaty for which a U.S. Holder qualifies, a U.S. foreign tax credit for the excess amount may not be allowed to be claimed.

For U.S. foreign tax credit purposes, a dividend distribution will be treated as foreign source income and will generally be classified as “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” Additionally, a U.S. Holder who does not elect to claim a foreign tax credit may instead be eligible to claim a deduction for U.S. federal income tax purposes in respect of Russian withholding tax, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules relating to the determination of the U.S. foreign tax credit, or deduction in lieu of the U.S. foreign tax credit, are complex and U.S. Holders should consult their tax advisers with respect to those rules.

Taxation on sale or other disposition of shares or ADSs

The sale or other disposition of shares or ADSs will generally result in the recognition of gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted basis in such shares or ADSs. Such gain or loss generally will be treated as long-term capital gain or loss if the shares or ADSs have been held for more than one year as of the time of the sale or other disposition. Capital gains of non-corporate U.S. Holders derived from capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations.

Gain or loss realized on the sale or other disposition of shares or ADSs will generally be treated as U.S. source income and as a result any Russian taxes imposed upon such sale or other disposition may not be creditable against a U.S. Holder’s U.S. federal income tax liability, or may be creditable only to a limited extent. U.S. Holders are strongly urged to consult their tax advisers as to the availability of tax credits for any Russian taxes withheld on the sale or other disposition of shares or ADSs.

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

Passive foreign investment company status

A non-U.S. company is a passive foreign investment company (“PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (1) at least 75% of its gross income is passive income or (2) at least 50% of the average value of its assets (based on an average of the quarterly values of the assets) is attributable to assets that produce or are held to produce passive income. We believe, and the foregoing discussion assumes, that for U.S. federal income tax purposes, we were not a PFIC for the taxable year ending in 2014, we will not be a PFIC for the current taxable year and we will not become a PFIC in the future. However, the PFIC determination is made annually and may involve facts that are not within our control. In addition, there are special requirements that apply to income from the sale and ownership of commodities that need to be satisfied in order for amounts attributable to commodities to be treated as non-passive. If we were classified as a PFIC at any time that you hold our ADSs and shares, you may be subject to materially adverse U.S. federal income tax consequences compared to an investment in a company that is not considered a PFIC, including being subject to greater amounts of U.S. tax on distributions and gains on the sale or disposition of the ADSs and shares as well as being subject to additional U.S. tax filing requirements. Additionally, dividends paid by the company to non-corporate U.S. holders would not be eligible for the special reduced rate of tax described above under “Taxation of dividends on shares or ADSs.” You should consult your tax advisers as to the consequences of an investment in a PFIC.

Information reporting and backup withholding

U.S. Holders may be subject to information and backup withholding on the payment of dividends on, and the proceeds received from the disposition of, shares or ADSs, unless: (1) the U.S. Holder is an exempt recipient, or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing all required information. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

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

Continuous casting: A method of pouring steel directly from a ladle through a tundish into a special machine shaped to form billets and slabs. Continuous casting avoids the need for blooming mills for rolling billets into slabs. Continuous cast metal solidifies in a few minutes, versus several hours for an ingot. As a result of this, the chemical composition and mechanical properties of billets are more uniform.

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

Rebar or Reinforcement bars: Round rolled products of plain or die-rolled sections of various types and classes used to strengthen concrete in highway and building construction.

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

Run-of-mine, or ROM, coal: Coal that has not undergone the processes of classification and washing.

Saleable coal: Coal that has undergone the processes of classification and washing.

Scrap (Ferrous): Ferrous (iron-containing) material that generally is remelted and recast into new steel in EAFs. Integrated steel mills also use scrap metal for up to 25% of their basic oxygen furnace charge. Scrap metal includes waste steel generated from within metal-processing plants and steel mills through edge trimming and rejects.

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

Sintering: A process that combines iron-bearing particles into small chunks. Previously, these materials were too fine to withstand the air currents of the smelting process in the blast furnace and were thrown away. The iron is now conserved in sinter because the chunks of sinter are being charged into the blast furnace.

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

In July 2011, our wholly-owned subsidiary Skyblock Limited entered into a non-deliverable cross currency 5 billion rubles swap with VTB Bank (Austria) AG. The termination date of the swap is August 28, 2015. The instrument in respect of which the swap is contracted is a five billion rubles bonds issued by our group on September 7, 2010. The bonds are due on September 3, 2015. The bonds bear a coupon with 10% interest rate per annum. VTB Bank (Austria) AG agrees to pay to Skyblock Limited 10% interest on five billion rubles notional amount. Skyblock Limited agrees to pay to VTB Bank (Austria) AG 5.69% interests on $176.4 million notional amount. Interest is paid on a semi-annual basis with the first payment on March 2, 2012. On the termination date, VTB Bank (Austria) AG agrees to pay to Skyblock Limited the notional amount of 5 billion rubles, and Skyblock Limited agrees to pay to VTB Bank (Austria) AG the notional amount of $176.4 million. The business objective of this instrument is to decrease the effective interest rate on the five billion rubles bonds via positive net cash inflow from interest payments under the swap instrument according to our expectations about U.S. dollar and ruble exchange rate fluctuations. The swap instrument was not designated as hedge for accounting purposes. On December 29, 2014, the swap agreement with VTB Bank (Austria) AG was early terminated. As of December 31, 2014, the amount of $101.9 million due to VTB Bank (Austria) AG was recorded within accrued expenses and other current liabilities in the consolidated balance sheet. In 2015, we entered into litigation proceedings with VTB Bank (Austria) AG in respect of this swap agreement. See “Item 8. Financial Information — Litigation — Debt litigation.” There were no foreign currency forward and options contracts outstanding as of December 31, 2014.

In October 2012, Southern Kuzbass Coal Company entered into a cross currency option with Sberbank. As at December 31, 2014, the option is contracted in respect of four facilities amounting in total to 20.9 billion rubles (approximately $638.5 million), and its expiry date is October 6, 2017. The ruble-denominated facilities bear floating interest rate of 10.5-11.5% per annum (subject to fulfillment of 37.5% ratio between the amount of the groups’ revenue credited on Sberbank’s accounts and the amount of liability under the facility agreement). The option is designed to convert the ruble notional amount into U.S. dollars at a pre-determined strike exchange rate (6.5 billion rubles — at the exchange rate of 31.04 rubles per one U.S. dollar, 5.0 billion rubles — at the exchange rate of 30.80 rubles per one U.S. dollar, 1.5 billion rubles — at the exchange rate of 31.00 rubles per one U.S. dollar, 7.9 billion rubles — at the exchange rate of 30.64 rubles per one U.S. dollar) when the barrier exchange rate (indicated at Reuters) achieves 50.00 rubles per one U.S. dollar. Simultaneously, the interest rate is modified into floating 10.0-11.0% per annum (subject to fulfillment of 37.5% ratio between the amount of the groups’ revenue credited on Sberbank’s accounts and the amount of liability under the facility agreement). After the triggering event, all future payments will be in U.S. dollars. The business objective of this instrument is the decrease of interest rate on the ruble-denominated facilities according to our expectations about U.S. dollar and ruble exchange rate fluctuations. The swap instrument was not designated as hedge for accounting purposes. On December 1, 2014, the exchange rate reached the point of 50.00 rubles per one U.S. dollar and the facilities were converted into U.S. dollars with due payables of $678.0 million as of December 31, 2014. In 2015, we entered into litigation proceedings with Sberbank in respect of this cross currency option. See “Item 8. Financial Information — Litigation — Debt litigation.”

In the past we entered into forward transactions to buy U.S. dollars for euros to hedge our exposure to movements in foreign currency exchange rates arising in relation to euro-denominated accounts receivable of our trading subsidiaries. These derivatives were not designated as hedging contracts for accounting purposes. As of December 31, 2014, we did not have any forward transactions.

We are exposed to movements in the ruble and euro exchange rates relative to the U.S. dollar, our reporting currency. The following table sets forth our monetary assets and liabilities by currency as of December 31, 2014.

Balance as of December 31, 2014	U.S. Dollar	Ruble	Euro	Lei	Other	Total
	(In thousands of U.S. dollars)
Current Assets:
Cash and cash equivalents	32,058	16,467	16,346	—	5,929	70,800
Accounts receivable, net	89,029	201,603	35,297	5	4,437	330,371
Due from related parties	847	7,328	—	—	—	8,175
Deferred income taxes	1,836	89,158	57	—	172	91,223
Current assets of discontinued operations	151,602	—	—	—	—	151,602
Prepayments and other current assets	6,964	180,526	2,665	380	2,375	192,910

Total current assets(1)	282,336	495,082	54,365	385	12,913	845,081

Current Liabilities:
Short-term borrowings and current portion of long-term debt	(3,633,400)	(2,604,178)	(440,484)	—	(487)	(6,678,549)
Accounts payable and accrued expenses:
Advances received	(28,227)	(30,469)	(333)	(71)	(22,499)	(81,599)
Accrued expenses and other current liabilities	(385,249)	(408,670)	(12,346)	(8)	(5,072)	(811,345)
Taxes and social charges payable	(8,024)	(200,557)	(2,548)	(7)	(4,115)	(215,251)
Unrecognized income tax benefit	(300)	(31,144)	—	—	—	(31,444)
Trade payables to vendors of goods and services	(86,950)	(416,530)	(28,274)	(820)	(4,430)	(537,004)
Pension obligations, current portion	—	(17,163)	(973)	—	(520)	(18,656)
Due to related parties	(17)	(14,908)	(69)	—	(500)	(15,494)
Asset retirement obligation, current portion	—	(3,478)	—	—	—	(3,478)
Deferred income taxes	(2,860)	(5,033)	—	—	—	(7,893)
Current liabilities of discontinued operations	(150,033)	—	—	—	—	(150,033)
Finance lease liabilities, current portion	—	(270,415)	(550)	—	(15)	(270,980)
Dividends payable	—	(1,843)	—	—	—	(1,843)

Total current liabilities	(4,295,060)	(4,004,388)	(485,577)	(906)	(37,638)	(8,823,569)

Long-term Liabilities:
Long-term debt, net of current portion	—	(165,128)	(1,404)	—	—	(166,532)
Pension obligations, net of current portion	—	(37,086)	(16,971)	—	(6,165)	(60,222)
Asset retirement obligation, net of current portion	—	(43,712)	—	—	—	(43,712)
Due to related parties	—	(38)	—	—	—	(38)
Deferred income taxes	—	(179,542)	(364)	—	(81)	(179,987)
Finance lease liabilities, net of current portion	—	(2,305)	(498)	—	(10)	(2,813)
Other long-term liabilities	—	(81,266)	(20)	—	(2)	(81,288)

Total long-term liabilities	—	(509,077)	(19,257)	—	(6,258)	(534,592)

Net monetary assets (liabilities)	(4,012,724)	(4,171,719)	(450,543)	(521)	(30,983)	(8,666,484)

(1)	Does not include inventories, deferred costs of inventory in transit and advances issued to third parties and related parties.

The table below summarizes our debt position by currency and rate method as of December 31, 2014.

	U.S. Dollar	Ruble	Euro	Czech krona	Total
	(In thousands of U.S. dollars)
Fixed-rate debt	2,236,075	1,949,538	1,534	—	4,187,147
Variable-rate debt	1,397,325	819,769	440,353	487	2,657,934

Total debt	3,633,400	2,769,307	441,887	487	6,845,081

Interest Rate Risk

Our interest rate exposure results mainly from debt obligations. As of December 31, 2014, we had $4,187.1 million in fixed-rate borrowings and $2,657.9 million in variable-rate borrowings. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Changes in the exchange rate of the ruble against the U.S. dollar and in interest rates may materially adversely affect our business, financial condition and results of operations” for further discussion of the risks we face should interest rates rise.

We have not entered into transactions designed to hedge against interest rate risks, which may exist in connection with our current or future indebtedness. We monitor the market and assess our options for hedging interest rate risks and may enter into such arrangements in the future.

The table below presents the principal cash flows and related range of interest rates, by contractual maturity dates, of our fixed-rate debt obligations as of December 31, 2014.

		Contractual Maturity Date as of December 31,						Annual Interest Rate (Actual at December 31, 2014)
	Currency	2015	2016	2017	2018	Thereafter	Total
		(In thousands of U.S. dollars)
Fixed-rate U.S. dollar debt:
Gazprombank	USD	1,285,777	—	—	—	—	1,285,777	7.5
Sberbank	USD	677,981	—	—	—	—	677,981	10.0
Vnesheconombank	USD	167,288	—	—	—	—	167,288	8.0
Other	USD	105,029	—	—	—	—	105,029	9.5-9.6

Total		2,236,075	—	—	—	—	2,236,075

Fixed-rate euro debt:
Other	EUR	319	243	243	243	486	1,534	1.6-2.3

Total		319	243	243	243	486	1,534

Fixed-rate ruble debt:
Bonds	RUR	192,459	165,063	—	—	—	357,522	8.4-13.5
Gazprombank	RUR	599,538	—	—	—	—	599,538	9.8-14.0
Sberbank	RUR	583,187	—	—	—	—	583,187	12.0-14.0
VTB Bank	RUR	295,188	—	—	—	—	295,188	9.4-12.5
Uralsib	RUR	60,070	—	—	—	—	60,070	14-17
Eurasian Development Bank	RUR	37,343	—	—	—	—	37,343	11.5
Other	RUR	16,625	65	—	—	—	16,690	6.4-27.0

Total		1,784,410	165,128	—	—	—	1,949,538

Total debt:		4,020,804	165,371	243	243	486	4,187,147

The table below presents the principal cash flows and related range of interest rates, by contractual maturity dates, of our variable-rate debt obligations as of December 31, 2014.

		Contractual Maturity Date as of December 31,						Average Annual Interest Rate (Actual at December 31, 2014)
	Currency	2015	2016	2017	2018	Thereafter	Total
		(In thousands of U.S. dollars)
Variable-rate U.S. dollar debt:
Syndicated Loan	USD	1,003,964	—	—	—	—	1,003,964	5.7-7.7
BNP Paribas	USD	154,869	—	—	—	—	154,869	7.1
Gazprombank	USD	103,112	—	—	—	—	103,112	5.5
Sberbank	USD	100,000	—	—	—	—	100,000	6.3
Raiffeisenbank	USD	29,600	—	—	—	—	29,600	5.7
Other	USD	5,780	—	—	—	—	5,780	1.6
Total		1,397,325	—	—	—	—	1,397,325

Variable-rate euro debt:
BNP Paribas (formerly Fortis)	EUR	187,923	—	—	—	—	187,923	1.8-1.9
UniCredit (formerly Bayerische Hypo-und-Vereinsbank)	EUR	53,204	—	—	—	—	53,204	1.9-3.9
Banca Nazionale del Lavoro (formerly Fortis)	EUR	52,871					52,871	1.5-6.7
ING Bank	EUR	38,924	—	—	—	—	38,924	1.3-1.8
VTB Bank	EUR	33,866	—	—	—	—	33,866	5.3
Gazprombank	EUR	18,829	—	—	—	—	18,829	5.4
Raiffeisenbank	EUR	7,257	—	—	—	—	7,257	2.3
Other	EUR	47,290	189	—	—	—	47,479	1.0-5.7
Total		440,164	189	—	—	—	440,353

Variable-rate ruble debt:
VTB Bank	RUR	819,769	—	—	—	—	819,769	34.9-35.6
Total		819,769	—	—	—	—	819,769

Variable-rate Czech krona:
Other	CZK	487	—	—	—	—	487	2.5
Total		487	—	—	—	—	487

Total debt:		2,657,745	189	—	—	—	2,657,934

As of December 31, 2014, the fair value of variable and fixed rate loans (based on future cash flows discounted at current long-term market rates available for corporations adjusted for discount applicable to the group) was as follows:

	Carrying Value Including Interest Accrued as of December 31, 2014	Fair Value as of December 31, 2014
	(In thousands of U.S. dollars)
Russian ruble-denominated debt	2,957,408	2,159,273
U.S. dollar-denominated debt	3,717,751	3,404,131
Euro-denominated debt	442,334	369,061

Total long-term debt	7,117,493	5,932,465

Commodity Price Risk

In the normal course of our business, we are primarily exposed to market risk of price fluctuations related to the purchase, production and sale of steel products, and to a lesser extent, to the purchase, production and sale of coal, coke and other products.

We do not use commodity derivatives or long-term fixed-price sales contracts to manage our commodity price risks.

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

Depositary Payments for 2012, 2013 and 2014

In consideration for its appointment as depositary, DBTCA agreed to reimburse us for costs of the maintenance of our ADS programs and of ADS-programs related investor relations activities. For the years ended December 31, 2012, 2013 and 2014, DBTCA reimbursed us $1.725 million, $0.881 million and $2.489 million, respectively, in regard to our common ADS-program. In 2010, DBTCA has also paid us upfront $2.494 million in regard to our 5-year preferred ADS-program.

In addition, for the years ended December 31, 2012, 2013 and 2014, DBTCA made the following payments on our behalf in relation to our ADS programs:

	Payment (In U.S. dollars) For the Year Ended December 31,
Category	2012	2013	2014
NYSE listing fees	85,197	83,140	83,140
Proxy solicitation expenses	20,000	54,925	—
ADS holder identification expenses	30,000	34,591	15,300
Full targeting project	—	—	—
Perception study	—	—	—
BD corporate	5,000	11,000	11,000

Total	140,197	183,656	109,440

In addition, DBTCA waived the cost of various ADR program-related support services that it provided to us in 2014, 2013 and 2012. DBTCA had valued these services at $237,500 per annum for common ADSs when DBTCA was re-appointed in 2008 and $190,000 per annum for preferred ADSs when DBTCA was appointed in 2010. Under certain circumstances, including early termination of the appointment of DBTCA, we would be required to repay to DBTCA some or all of the payments made to us or on our behalf (including fees waived by it) since its appointment.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

As of April 28, 2015, we did not pay amounts due in respect of principal and interest under most of our loan agreements and several of our lease agreements and were in breach of certain financial and non-financial covenants under our credit facilities. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Restrictive Covenants” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Our failure to comply with the restrictive covenants in our credit facilities has caused one of our creditors to accelerate amounts due under its loan agreements and such failure, or like failure in the future, may cause the acceleration of our other outstanding debt, which could have a material adverse effect on our business, financial condition, results of operations and prospects,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We have a substantial amount of outstanding indebtedness with restrictive financial covenants” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We have not fulfilled our payment obligations as well as certain other terms and conditions under several of the group’s lease agreements and one of the respective lessors has required the return of the leased assets, which may materially adversely affect our business, financial condition, results of operations and prospects.”

The table below summarizes the payment defaults, cross-defaults and other covenant breaches under our main facility agreements:

	Non-payment of principal or interest (yes/no)	Cross-default (yes/no)	Breach of financial covenants(1) (yes/no)	Breach of non- financial covenants(2) (yes/no)
VTB Bank	yes	yes	yes	yes
Sberbank	yes	yes	yes	yes
Gazprombank	yes	yes	yes	yes
Pre-Export Facilities from a Syndicate of Banks	yes	yes	yes	yes
Universal Rolling Mill Facility Agreement	yes	yes	yes	yes
Vnesheconombank	yes	no	no	yes
Other(3)	yes	yes	yes	yes

(1)	Our loan agreements contain a number of financial covenants, including “Adjusted Shareholder Equity,” “Net Borrowings to EBITDA ratio,” “EBITDA to Net Interest Expense ratio” and “Net Borrowings.”
(2)	Our loan agreements contain a number of non-financial covenants, including but not limited to the restrictions on the maximum level of indebtedness in respect of various liabilities (i.e., tax liabilities, liabilities in respect of social funds and others), minimum level of net assets, maximum allowed level of arbitration proceedings, obligations to insure pledged assets and/or construction works, negative pledge restrictions, providing financial statements, permitted capital expenditures, certain requirements in respect of credit ratings and permitted amount of intra-group loans.
(3)	Includes other loan agreements and lease agreements.

The failure to pay the scheduled principal and interest amounts in excess of the permissible thresholds and within prescribed grace periods, as well as the breach of other covenants in our loan agreements, which were not remedied by us or waived by our creditors, permit the creditors under those loan agreements to accelerate the payment of principal and interest under those loan agreements, as well as trigger cross-default provisions under a number of other facilities, permitting the respective lenders under such other facilities to accelerate the payment of principal and interest under their loans.

The failure to pay amounts due, the non-compliance with financial and non-financial covenants and the triggering of the cross-default provisions resulted in the reclassification of our group’s long-term debt into short-term liabilities in the amount of $4,297.5 million as of December 31, 2014.

In addition, several of our group companies have failed to fulfill payment obligations as well as other terms and conditions under the lease agreements. As a result, the long-term finance lease liability of $174.4 million was reclassified to short-term finance lease liabilities as of December 31, 2014.

Payment Defaults

The sections below summarize details of payment defaults under our main credit facilities, including principal amounts outstanding and amounts due as of April 28, 2015, as well as briefly describe outstanding amounts under certain lease agreements with respect to which we have failed to meet payment obligations. Figures included in these sections are subject to change, including as a result of reconciliation with creditors, changes in exchange rates, additional charges invoiced, default interest and/or other penalty accruals, ongoing restructuring negotiations or any present or future proceedings (including litigations and arbitrations described in “Item 8. Financial Information — Litigation — Debt litigation”) related to our indebtedness or to our restructuring plans. Consequently, the figures stated herein do not constitute an acknowledgement of any obligation on our part to pay such amounts.

As of April 28, 2015, the total amount in default for failure to pay principal or interest under our facilities and several of our lease agreements was approximately $2,579.2 million. Conversion from rubles into U.S. dollars is made using the CBR exchange rate on April 28, 2015. The amounts provided below do not include various fines, surcharges and penalty fees, unless otherwise noted.

VTB Bank

In October 2014, VTB Bank served a notice to Mechel and its subsidiaries that act as borrowers demanding the early payment of principal and interest under the loan agreements provided by VTB Bank. The amounts accelerated by VTB Bank remain unpaid.

Facility Agreement for Mechel from VTB Bank — the principal outstanding amount accelerated was $867.3 million. In addition, the amount of overdue interest was $100.6 million.

Facility Agreements for Southern Kuzbass Coal Company from VTB Bank — the principal outstanding amount accelerated was $226.2 million. In addition, the amount of overdue interest was $2.6 million.

Facility Agreement for Yakutugol from VTB Bank — the principal outstanding amount accelerated was $113.0 million.

Facility Agreement for Skyblock Limited from VTB Bank (Austria) AG — the principal outstanding amount accelerated was $101.9 million.

Sberbank

Facility Agreements for Chelyabinsk Metallurgical Plant from Sberbank — the principal amount outstanding was $541.0 million, including overdue principal in the amount of $56.2 million. In addition, the amount of overdue interest was $16.2 million.

Facility Agreements for Southern Kuzbass Coal Company from Sberbank — the principal amount outstanding was $738.2 million. In addition, the amount of overdue interest was $16.7 million.

Facility Agreements for Mechel Trading from Sberbank — the principal amount outstanding was $100.0 million, including overdue principal in the amount of $5.0 million. In addition, the amount of overdue interest was $1.5 million.

Facility Agreements for Izhstal, Bratsk Ferroalloy Plant, Yakutugol and Korshunov Mining Plant from Sberbank — the principal amount outstanding was $27.3 million, including overdue principal in the amount of $0.8 million. In addition, the amount of overdue interest was $0.4 million.

Gazprombank

Facility Agreements for Chelyabinsk Metallurgical Plant from Gazprombank — the principal amount outstanding was $116.6 million. In addition, the amount of overdue interest was $4.1 million.

Facility Agreement for Mechel Energo from Gazprombank — the principal amount outstanding was $97.1 million, including overdue principal in the amount of $69.9 million. In addition, the amount of overdue interest was $6.6 million.

Facility Agreement for Mechel Service from Gazprombank — the principal amount outstanding was $213.7 million, including overdue principal in the amount of $117.5 million. In addition, the amount of overdue interest was $7.2 million.

Facility Agreements for Southern Kuzbass Coal Company from Gazprombank — the principal amount outstanding was $600.0 million. In addition, the amount of overdue interest was $33.8 million.

Facility Agreements for Yakutugol from Gazprombank — the principal amount outstanding was $788.9 million, including overdue principal in the amount of $136.4 million. In addition, the amount of overdue interest was $42.9 million.

Facility Agreements for Beloretsk Metallurgical Plant, Mechel Coke, Port Posiet and Urals Stampings Plant from Gazprombank — the principal amount outstanding was $92.9 million, including overdue principal in the amount of $21.5 million. In addition, the amount of overdue interest was $3.3 million.

Pre-Export Facilities from a Syndicate of Banks

Pre-Export Facility Agreements for Yakutugol and Southern Kuzbass Coal Company from a syndicate of banks coordinated by ING Bank N.V., Société Générale and VTB Capital Plc — the principal amount outstanding was $1.0 billion, including overdue principal in the amount of $200.8 million. In addition, the amount of overdue interest was $24.6 million.

Universal Rolling Mill Facility Agreement

Facility Agreement for Chelyabinsk Metallurgical Plant from BNP Paribas, Gazprombank and UniCredit — the principal amount outstanding was $322.8 million, including overdue principal in the amount of $52.1 million. In addition, the amount of overdue interest was $3.3 million.

Vnesheconombank

Facility Agreements for Elgaugol from Vnesheconombank — the principal amount outstanding was $167.3 million, including overdue principal in the amount of $146.4 million.

Other

Eurasian Development Bank

Facility Agreement for Yakutugol from Eurasian Development Bank — the principal amount outstanding was $36.1 million, including overdue principal in the amount of $13.4 million. In addition, the amount of overdue interest was $4.8 thousand.

Sberbank Leasing ZAO

In February 2015, Sberbank Leasing ZAO sent termination notices to the lessees (Korshunov Mining Plant, Mechel Materials, Yakutugol, Southern Kuzbass Coal Company and Metallurgshakhtspetsstroy) under the respective lease agreements for the total amount of 4.2 billion rubles (including various fines, surcharges and penalty fees). The payments were not made, and in April 2015, Sberbank Leasing ZAO requested through the courts accelerated repayment of amounts due under the lease agreements as well as the return of the leased assets.

Breaches of Covenants and Restrictions

As of December 31, 2014, we were in breach of a number of financial covenants contained in the group’s loan agreements. In particular, a number of our loan agreements required Mechel to maintain a Net Borrowings to EBITDA ratio not exceeding 10.0:1 (whereas the actual ratio as of December 31, 2014 was 10.3:1-10.4:1), an EBITDA to Net Interest Expense ratio of not less than 1.0:1-1.2:1 (whereas the actual ratio as of December 31, 2014 was 0.8:1-0.9:1), and an Adjusted Shareholder Equity of at least $3.0 billion (whereas the actual amount as of December 31, 2014 was $2.6 billion). Such loan agreements include, but are not limited to, the credit facility for Mechel from VTB Bank, the Universal Rolling Mill Facility Agreement for Chelyabinsk Metallurgical Plant from BNP Paribas, Gazprombank and UniCredit, the credit facility for Mechel Trading from Sberbank and the credit facility for Chelyabinsk Metallurgical Plant from Sberbank. As of December 31, 2014, Mechel Mining’s financial covenants were not tested.

As of December 31, 2014 and as of the date hereof, we did not remedy or obtain the required waivers with respect to the breaches of the financial covenants under the applicable loan agreements.

In addition, as of December 31, 2014, we were in breach of a number of non-financial covenants under most of our credit facilities, including but not limited to facilities from VTB Bank, Gazprombank and Sberbank, as well as under the Pre-Export Facility Agreements. Such covenant breaches include, among others, the violation of negative pledge restrictions, the breach of maximum thresholds for unpaid liabilities and the existence of dispute resolution proceedings against various companies of the group with claims exceeding permitted thresholds.

As of December 31, 2014 and as of the date hereof, we did not remedy or obtain the required waivers with respect to the breaches of the non-financial covenants under the applicable loan agreements.

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

Based on the evaluation of the company’s disclosure controls and procedures as of December 31, 2014, the company’s disclosure controls and procedures were effective.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2014 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control — Integrated Framework” (2013). Based on the assessment, our management believes our company maintained effective internal control over financial reporting as of December 31, 2014.

Ernst & Young LLC, an independent registered public accounting firm, has audited our consolidated financial statements and has also issued an attestation report on our management’s assessment of internal controls, a copy of which appears below.

(c)	Report of Independent Registered Public Accounting Firm

The Shareholders and the Board of Directors of Mechel OAO

We have audited Mechel OAO, an open joint-stock company, and subsidiaries’ (hereinafter referred to as the “Group”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Group as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2014, of the Group and our report dated April 28, 2015 expressed an unqualified opinion thereon that included an explanatory paragraph regarding the Group’s ability to continue as a going concern.

/s/ Ernst & Young LLC

Moscow, Russia

April 28, 2015

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

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Vladimir Korovkin, chairman of our Audit Committee, is an “audit committee financial expert.” Mr. Korovkin is independent in accordance with SEC Rule 10A-3. For a description of Mr. Korovkin’s experience, see “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.”

Item 16B. Code of Ethics

We have adopted a code of business conduct and ethics that applies to our directors, officers and employees. It is available at www.mechel.com and www.mechel.ru. Hard copies of our code of business conduct and ethics are available free of charge to any person upon request. In order to request a hard copy, please send an inquiry to ir@mechel.com indicating postal address to which the hard copies should be sent and a contact person. No amendments were made to our code of business conduct and ethics in 2014.

Item 16C. Principal Accountant Fees and Services

Ernst & Young LLC has served as our independent registered public accountants for each of the fiscal years in the three year period ended December 31, 2014, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young LLC in 2014 and 2013, respectively.

	Year Ended December 31,
	2014	2013
	(In thousands of U.S. dollars, net of VAT)
Audit Fees	2,710.2	5,098.2
Audit-related Fees	137.4	—
Tax Fees	26.0	3.9
Other Fees	—	—

Total	2,873.7	5,102.1

Audit Fees

The amount of audit fees includes fees necessary to perform an audit or interim review in accordance with the standards of the Public Company Accounting Oversight Board (United States) and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, attestation services and consents and assistance with, and review of, documents filed with the SEC.

Audit fees are denominated in rubles and totaled 149.1 million rubles and 157.2 million rubles in 2014 and 2013, respectively, including annual audit fees and interim review fees.

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

Other Fees

Other fees include subscription, consultancy and training fees.

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required that we implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of Ernst & Young LLC for all audit and non-audit services, including tax services. All audit, audit-related and tax services rendered by Ernst & Young LLC in 2014 were approved by the Audit Committee before Ernst & Young LLC was engaged for such services. No services of any kind were approved pursuant to a waiver permitted pursuant to 17 CFR 210.2-01(c)(7)(i)(C).

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not repurchase any of our shares, GDSs or ADSs in 2014.

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

NYSE Corporate Governance Rules for U.S. Companies	Our Corporate Governance Practices
A majority of directors must be independent, as determined by the board. (Section 303A.01 and 02).	We comply with this requirement, although it is not required for foreign private issuers like Mechel.

Non-management directors must meet at regularly scheduled executive sessions without management. (Section 303A.03).	Our Bylaw on the Board of Directors, which is posted in the “Corporate Governance” section of our corporate website, provides that before each meeting of the board of directors, independent directors shall hold a consultation in the absence of management.

Listed companies must have a nominating/corporate governance and a compensation committee, each composed entirely of independent directors and having a written charter specifying the committee’s purpose and responsibilities, as well as annual performance evaluation of the committee. (Section 303A.04 and 05).	We have a Committee on Appointments and Remuneration, which has four independent members. The Bylaw on Appointments and Remuneration Committee of the Board of Directors is posted in the “Corporate Governance” section of our corporate website.

NYSE Corporate Governance Rules for U.S. Companies	Our Corporate Governance Practices
Audit committee must have a minimum of three members and have a written charter specifying the committee’s purpose, an annual performance evaluation and its duties and responsibilities. (Section 303A.07(a) and(b)).	Our Audit Committee has three members. The Bylaw on the Audit Committee of the Board of Directors is posted in the “Corporate Governance” section of our corporate website.

Listed companies must have an internal audit function. (Section 303A.07(c)).	We have an Internal Control and Audit Department. The Bylaw on the Internal Control and Audit Department is posted in the “Corporate Governance” section of our corporate website.

Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto. (Section 303A.08).	As a Russian company, we are subject to the mandatory requirements of the Russian Joint-Stock Companies Law. The items on which shareholders can vote cannot be altered.

Listed companies must adopt and disclose corporate governance guidelines. (Section 303A.09).	Our corporate governance guidelines are reflected in our various corporate documents, such as the Bylaw on the Board of Directors and the Code of Corporate Governance, all of which are posted in the “Corporate Governance” section of our website.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. (Section 303A.10).	Our Code of Business Conduct and Ethics is posted in the “Corporate Governance” section of our website.

Item 16H. Mine Safety Disclosure

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act or this Item 16H is included in Exhibit 16.

PART III

Item 17. Financial Statements

See instead “Item 18. Financial Statements.”

Item 18. Financial Statements

The following financial statements, together with the report of Ernst & Young LLC, are filed as part of this annual report on Form 20-F.

Item 19. Exhibits

Exhibit No.	Description

1.1	Charter of Mechel OAO (new version) registered on July 14, 2014

4.1	Amendment Agreement No. 4 dated April 10, 2013 to Facility Agreement No. 2640 dated December 27, 2010 by and between VTB Bank (open joint stock company) and Mechel OAO (English translation) is incorporated herein by reference to Exhibit 4.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.2	Amendment Agreement No. 5 dated February 7, 2014 to Facility Agreement No. 2640 dated December 27, 2010 by and between VTB Bank (open joint stock company) and Mechel OAO (English translation) is incorporated herein by reference to Exhibit 4.2 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.3	Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.3 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.4	Amending Agreement No. 1 dated December 5, 2012 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.4 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.5	Novation Agreement No. 5593 dated December 5, 2012 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.5 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.6	Amending Agreement No. 2 dated August 9, 2013 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.6 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.7	Amending Agreement No. 3 dated September 27, 2013 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.7 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.8	Amending Agreement No. 4 dated December 19, 2013 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.8 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.9	Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.9 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibit No.	Description

4.10	Amending Agreement No. 1 dated December 27, 2012 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.10 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.11	Amending Agreement No. 2 dated March 4, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.11 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.12	Novation Agreement No. 5594 dated March 4, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.12 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.13	Amending Agreement No. 3 dated August 9, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.13 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.14	Amending Agreement No. 4 dated September 27, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.14 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.15	Amending Agreement No. 5 dated December 19, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.15 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.16	Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.16 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.17	Novation Agreement No. 8507 dated October 9, 2012 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.17 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.18	Amending Agreement No. 1 dated December 27, 2012 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.18 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibit No.	Description

4.19	Amending Agreement No. 2 dated August 9, 2013 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.19 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.20	Amending Agreement No. 3 dated September 27, 2013 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.20 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.21	Amending Agreement No. 4 dated December 19, 2013 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.21 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.22	Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.22 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.23	Novation Agreement No. 8508 dated October 9, 2012 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.23 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.24	Amending Agreement No. 1 dated December 27, 2012 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.24 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.25	Amending Agreement No. 2 dated August 9, 2013 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.25 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.26	Amending Agreement No. 3 dated September 27, 2013 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.26 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.27	Amending Agreement No. 4 dated December 19, 2013 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.27 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibit No.	Description

4.28	Amendment and Restatement Agreement dated December 4, 2012 made between Southern Kuzbass Coal Company Open Joint Stock Company and the Mandated Lead Arrangers, the Original Lenders, the New Lenders, the Facility Agent, the Security Agent, the Joint & Several Creditor, the Original Special Rate Providers and the Special Rate Agent is incorporated herein by reference to Exhibit 4.28 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.29	Amendment Agreement dated December 3, 2013 made between Southern Kuzbass Coal Company Open Joint Stock Company and the Facility Agent is incorporated herein by reference to Exhibit 4.29 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.30	Amendment and Restatement Agreement dated December 4, 2012 made between OJSHC Yakutugol and the Mandated Lead Arrangers, the Original Lenders, the New Lenders, the Facility Agent, the Security Agent, the Joint & Several Creditor, the Original Special Rate Providers and the Special Rate Agent is incorporated herein by reference to Exhibit 4.30 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.31	Amendment Agreement dated December 3, 2013 made between OJSHC Yakutugol and the Facility Agent is incorporated herein by reference to Exhibit 4.31 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.32	Credit Facility Agreement No. 110100/1400 dated March 12, 2014 between the State Corporation “Bank for Development and Foreign Economic Affairs (Vnesheconombank)” and the Elgaugol OOO (English translation) is incorporated herein by reference to Exhibit 4.32 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.33	Credit Facility Agreement No. 110100/1401 dated March 12, 2014 between the State Corporation “Bank for Development and Foreign Economic Affairs (Vnesheconombank)” and the Elgaugol OOO (English translation) is incorporated herein by reference to Exhibit 4.33 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.34	Amendment Agreement No. 6 dated May 14, 2014 to Facility Agreement No. 2640 dated December 27, 2010 by and between VTB Bank (open joint stock company) and Mechel OAO (English translation) is incorporated herein by reference to Exhibit 4.34 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.35	Amending Agreement No. 5 dated October 31, 2014 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.36	Amending Agreement No. 6 dated October 31, 2014 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.37	Amending Agreement No. 5 dated October 31, 2014 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

Exhibit No.	Description

4.38	Amending Agreement No. 5 dated October 31, 2014 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

8.1	Subsidiaries of Mechel

12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16	Mine Safety Disclosure

101	The following financial information formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2014 and 2013 (ii) Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2014, 2013 and 2012, (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012, (iv) Consolidated Statements of Equity for the years ended December 31, 2014, 2013 and 2012, and (vi) Notes to the Consolidated Financial Statements*

*	Pursuant to Rule 406T of SEC Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the U.S. Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections.

We hereby agree to furnish to the Securities and Exchange Commission, upon its request, copies of any instruments defining the rights of holders of long-term debt issued by Mechel or any of its consolidated subsidiaries.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MECHEL OAO

By:	/s/ OLEG V. KORZHOV
Name: Oleg V. Korzhov
Title: Chief Executive Officer

Date: April 28, 2015

CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2014, 2013 and 2012

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors

Mechel OAO

We have audited the accompanying consolidated balance sheets of Mechel OAO, an open joint stock company, and subsidiaries (hereinafter referred to as the “Group”) as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the financial statements, the Group has significant debt that it does not have the ability to repay without its refinancing or restructuring, has not complied with certain covenants of its major loan agreements with banks and is dependent upon reaching agreements with its banks to refinance or restructure its debt obligations. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLC

Moscow, Russia

April 28, 2015

MECHEL OAO

Consolidated Balance Sheets

(in thousands of U.S. dollars, except share amounts)

	Notes	December 31, 2014	December 31, 2013
ASSETS
Cash and cash equivalents	5	$70,800	$272,936
Accounts receivable, net of allowance for doubtful accounts of $68,493 in 2014 and $81,803 in 2013	6	330,371	587,999
Due from related parties, net of allowance of $1,458,296 in 2014 and $1,623,661 in 2013	10	9,303	56,792
Inventories	7	640,671	1,407,868
Deferred income taxes	20	91,223	25,092
Current assets of discontinued operations	4(c)	151,602	25,159
Prepayments and other current assets	8	238,314	439,624

Total current assets		1,532,284	2,815,470

Long-term investments in related parties	9	6,142	7,604
Other long-term investments	9	4,060	14,787
Property, plant and equipment, net	11	3,944,427	6,726,116
Mineral licenses, net	12	719,951	1,293,470
Other non-current assets	13	30,453	127,861
Deferred income taxes	20	72,966	5,066
Goodwill	4(e)	403,207	687,763
Non-current assets of discontinued operations	4(c)	—	2,156,373

Total assets		$6,713,490	$13,834,510

LIABILITIES AND EQUITY
Short-term borrowings and current portion of long-term debt	14	$6,678,549	$1,478,154
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services		537,004	929,375
Advances received		81,599	140,919
Accrued expenses and other current liabilities		811,345	343,457
Taxes and social charges payable		215,251	264,861
Unrecognized income tax benefits	20	31,444	78,332
Due to related parties	10	15,494	106,943
Asset retirement obligations, current portion	16	3,478	2,001
Deferred income taxes	20	7,893	37,775
Current liabilities of discontinued operations	4(c)	150,033	57,781
Pension obligations, current portion	17	18,656	18,578
Dividends payable		1,843	3,293
Finance lease liabilities, current portion	18	270,980	122,754

Total current liabilities		8,823,569	3,584,223

Long-term debt, net of current portion	14	166,532	7,513,277
Asset retirement obligations, net of current portion	16	43,712	50,567
Pension obligations, net of current portion	17	60,222	104,525
Deferred income taxes	20	179,987	506,241
Finance lease liabilities, net of current portion	18	2,813	296,875
Due to related parties	10	38	21
Long-term liabilities of discontinued operations	4(c)	—	673,591
Commitments and contingencies	26
Other long-term liabilities		81,288	293,370

EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of December 31, 2014 and 2013)	19	133,507	133,507
Preferred shares (10 Russian rubles par value; 138,756,915 shares authorized, 83,254,149 shares issued and outstanding as of December 31, 2014 and 2013)	19	25,314	25,314
Additional paid-in capital		834,136	834,118
Accumulated other comprehensive income (loss)		972,381	(47,601)
Accumulated deficit		(4,763,413)	(427,863)

Equity attributable to shareholders of Mechel OAO		(2,798,075)	517,475
Noncontrolling interests	4(f)	153,404	294,345

Total equity		(2,644,671)	811,820

Total liabilities and equity		$6,713,490	$13,834,510

See accompanying notes to consolidated financial statements.

MECHEL OAO

Consolidated Statements of Operations and Comprehensive Income (Loss)

(in thousands of U.S. dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2014	2013	2012
Revenue, net (including related party amounts of $112,010, $237,071 and $738,317 during 2014, 2013 and 2012, respectively)	25	$6,405,767	$8,505,931	$10,753,513
Cost of goods sold (including related party amounts of $111,178, $594,421 and $844,214 during 2014, 2013 and 2012, respectively)		(4,031,657)	(5,845,752)	(7,435,537)

Gross profit	25	2,374,110	2,660,179	3,317,976

Selling, distribution and operating expenses:
Selling and distribution expenses		(1,460,641)	(1,720,411)	(1,710,577)
Taxes other than income tax	21	(172,447)	(125,572)	(128,884)
Accretion expense	16	(4,963)	(4,524)	(3,842)
Loss on write-off of property, plant and equipment	11	(17,395)	(17,254)	(10,879)
Impairment of goodwill and long-lived assets	24	(120,237)	(215,727)	(607,877)
Provision for amounts due from related parties	10	(41,425)	(714,181)	(919,113)
Provision for doubtful accounts		(37,968)	(9,162)	(27,579)
General, administrative and other operating expenses, net	22	(392,606)	(510,105)	(506,821)

Total selling, distribution and operating expenses, net		(2,247,682)	(3,316,936)	(3,915,572)

Operating income (loss)		126,428	(656,757)	(597,596)

Other income and (expense):
Income from equity investments	9	276	3,589	475
Interest income		2,398	7,330	70,178
Interest expense		(793,228)	(740,601)	(649,760)
Foreign exchange (loss) gain		(2,396,123)	(164,768)	107,541
Other (expenses) income, net	23	(9,613)	(74,571)	33,103

Total other income and (expense), net		(3,196,290)	(969,021)	(438,463)

Loss from continuing operations, before income tax		(3,069,862)	(1,625,778)	(1,036,059)
Income tax benefit (expense)	20	183,908	(79,092)	(242,601)

Net loss from continuing operations		(2,885,954)	(1,704,870)	(1,278,660)
Loss from discontinued operations, net of income tax	4(c)	(1,473,780)	(1,218,097)	(386,225)

Net loss		(4,359,734)	(2,922,967)	(1,664,885)
Less: Net loss (income) attributable to noncontrolling interests	4(f)	24,308	(5,047)	317

Net loss attributable to shareholders of Mechel OAO		(4,335,426)	(2,928,014)	(1,664,568)
Less: Dividends on preferred shares	19	(124)	(127)	(79,056)

Net loss attributable to common shareholders of Mechel OAO		$(4,335,550)	$(2,928,141)	$(1,743,624)

Net loss		$(4,359,734)	$(2,922,967)	$(1,664,885)
Currency translation adjustment		923,929	(96,848)	70,893
Transfer of currency translation adjustment due to disposal of subsidiaries		—	340,014	—
Change in pension benefit obligation		(21,889)	8,244	(17,778)
Adjustment of available-for-sale securities		1,293	2,171	(300)

Comprehensive loss		(3,456,401)	(2,669,386)	(1,612,070)
Comprehensive loss (income) attributable to noncontrolling interests		140,957	20,704	(22,851)

Comprehensive loss attributable to shareholders of Mechel OAO		$(3,315,444)	$(2,648,682)	$(1,634,921)

Basic and diluted (loss) earnings per share:
Loss per share from continuing operations	19	$(6.86)	$(4.11)	$(3.32)
Loss per share effect from discontinued operations	19	(3.56)	(2.92)	(0.87)

Net loss per share		$(10.42)	$(7.03)	$(4.19)

Weighted average number of shares outstanding	19	416,270,745	416,270,745	416,270,745

See accompanying notes to consolidated financial statements.

MECHEL OAO

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

		Year ended December 31,
	Notes	2014	2013	2012
Cash Flows from Operating Activities
Net loss		$(4,359,734)	$(2,922,967)	$(1,664,885)
Loss from discontinuing operations, net of income tax		$1,473,780	$1,218,097	$386,225

Net loss from continuing operations		$(2,885,954)	$(1,704,870)	$(1,278,660)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities:
Depreciation		322,747	366,850	363,904
Depletion and amortization		47,797	58,432	57,956
Foreign exchange loss (gain)		2,396,123	164,768	(107,541)
Deferred income taxes	20	(354,918)	(29,750)	876
Allowance for doubtful accounts		37,968	9,162	27,579
Change in inventory reserves	7	5,779	3,414	32,637
Accretion expense	16	4,963	4,524	3,842
Loss on write-off of property, plant and equipment	11	17,395	17,254	10,879
Income from equity investments	9	(276)	(3,589)	(475)
Impairment of goodwill and long-lived assets	24	120,237	215,727	607,877
Provision for taxes restructuring		31,950	—	—
Allowance for amounts due from related parties	10	41,425	714,181	919,113
Non-cash interest on pension liabilities	17	5,513	9,463	9,682
Loss (gain) on sale of property, plant and equipment		1,709	4,907	(4,663)
Gain on sale of investments		(14,050)	(2,466)	(2,166)
Change in asset retirement obligations		(1,505)	(7,123)	(4,004)
Gain on accounts payable with expired legal term	23	(930)	(11,324)	(4,043)
Loss on disposal of subsidiaries	23	—	76,814	—
Gain on forgiveness of fines and penalties	23	(28)	(2,550)	(2,777)
Amortization of loan origination fee		56,864	51,017	50,211
Pension benefit plan curtailment gain	17	(1,914)	(3,906)	(1,360)
Pension service cost, amortization of prior service cost and actuarial (gain) loss, other expenses	17	(898)	3,853	1,253
Other	23	23,051	—	—
Changes in working capital items, net of effects from acquisition of new subsidiaries:
Accounts receivable		53,627	63,113	41,923
Inventories		400,901	486,635	629,652
Trade payable to vendors of goods and services		3,216	114,153	56,355
Advances received		4,530	(9,382)	(56,735)
Accrued taxes and other liabilities		516,996	91,113	26,302
Settlements with related parties		(58,195)	(481,118)	(224,875)
Other current assets		21,345	26,281	68,997
Dividends received		—	—	25,956
Unrecognized income tax benefits		(30,378)	61,230	17,598
Net operating cash flows of discontinued operations		(20,463)	39,757	45,303

Net cash provided by operating activities		744,627	326,570	1,310,596

continued on next page

MECHEL OAO

Consolidated Statements of Cash Flows (continued)

(in thousands of U.S. dollars)

		Year ended December 31,
	Notes	2014	2013	2012
continued from previous page
Cash Flows from Investing Activities
Acquisition of DEMP, less cash acquired		(85,215)	(66,049)	(32,810)
Acquisition of Cognor, less cash acquired	4(a)	—	—	(24,172)
Acquisition of Lomprom Rostov, less cash acquired	4(b)	—	—	(24)
Acquisition of Port Vanino		—	(662,911)	—
Disposal of Port Vanino		—	664,006	—
Advance payment received in association with sale of TPP Rousse shares		—	—	2,640
Acquisition of other subsidiaries, less cash acquired		—	894	—
Purchase of trading and investment securities		(2,160)	—	—
Proceeds from disposal of investments in affiliates		—	—	2,998
Proceeds from disposal of securities		15,855	1,111	—
Loans issued and other investments		(983)	(1,524)	(4,447)
Proceeds from disposal of TPP Rousse, less cash disposed of		2,152	27,506	—
Proceeds from disposal of Invicta, less cash disposed of		690	—	—
Proceeds from disposal of TFP, Voskhod-Oriel, Voskhod-Chrome, Voskhod Trading, less cash disposed of		15,096	414,197	—
Cash of other subsidiaries disposed of, less proceeds from disposal		—	(731)	—
Proceeds from loans issued		1,860	7,328	217,786
Proceeds from disposals of property, plant and equipment		24,191	15,170	22,872
Purchases of mineral licenses and other related payments		—	(2,238)	(6,079)
Purchases of property, plant and equipment		(443,668)	(550,188)	(943,963)
Net investing cash flows of discontinued operations		(114)	(26,160)	(73,938)

Net cash used in investing activities		(472,296)	(179,589)	(839,137)

Cash Flows from Financing Activities
Proceeds from borrowings		1,815,966	2,958,658	3,934,642
Repayment of borrowings		(2,185,343)	(2,935,382)	(4,191,946)
Dividends paid		(112)	(222)	(186,443)
Dividends paid to noncontrolling interest		(136)	(7,496)	(29,054)
Acquisition of noncontrolling interest in subsidiaries	4(f)	(40,043)	(45,536)	(632)
Repayment of obligations under finance lease		(44,312)	(138,225)	(121,207)
Sale leaseback proceeds		18,210	74,340	3,143
Net financing cash flows of discontinued operations		(2,719)	(68,208)	(200,509)

Net cash used in financing activities		(438,489)	(162,071)	(792,006)

Effect of exchange rate changes on cash and cash equivalents		(35,965)	(5,328)	(27,875)

Net decrease in cash and cash equivalents		(202,123)	(20,418)	(348,422)
Cash and cash equivalents at beginning of period	5	274,539	294,957	643,379

Cash and cash equivalents at end of period	5	$72,416	$274,539	$294,957

Supplementary Cash Flow Information
Interest paid, net of amount capitalized		$453,190	$642,546	$548,858
Income taxes paid		$58,739	$57,741	$212,962

Non-cash Activities
Acquisition of equipment under finance lease		$67,462	$53,163	$131,846

See accompanying notes to consolidated financial statements.

MECHEL OAO

Consolidated Statements of Equity

(in thousands of US dollars, except share numbers)		Common shares		Preferred shares		Additional paid-in capital	Accumulated other comprehen- sive (loss) income	Retained earnings (accumulated deficit)	Equity attributable to shareholders of Mechel OAO	Non- controlling interests	Total equity
	Notes	Shares	Amount	Shares	Amount
Balance at December 31, 2011		$416,270,745	$133,507	83,254,149	$25,314	$845,994	$(356,580)	$4,345,754	$4,993,989	$371,337	$5,365,326

Net loss		—	—	—	—	—	—	(1,664,568)	(1,664,568)	(317)	(1,664,885)
Dividends declared to shareholders of Mechel OAO	19	—	—	—	—	—	—	(180,908)	(180,908)	—	(180,908)
Dividends declared to noncontrolling interest		—	—	—	—	—	—	—	—	(32,113)	(32,113)
Cumulative translation adjustment		—	—	—	—	—	47,725	—	47,725	23,168	70,893
Adjustment of available-for-sale securities		—	—	—	—	—	(300)	—	(300)	—	(300)
Change in pension benefit obligation	4(f)	—	—	—	—	—	(17,778)	—	(17,778)	—	(17,778)
Acquisitions of noncontrolling interests and effect of changes in ownership of subsidiaries within the Group		—	—	—	—	(779)	—	—	(779)	201	(578)

Balance at December 31, 2012		$416,270,745	$133,507	83,254,149	$25,314	$845,215	$(326,933)	$2,500,278	$3,177,381	$362,276	$3,539,657

Net (loss) income		—	—	—	—	—	—	(2,928,014)	(2,928,014)	5,047	(2,922,967)
Dividends declared to shareholders of Mechel OAO	19	—	—	—	—	—	—	(127)	(127)	—	(127)
Dividends declared to noncontrolling interest		—	—	—	—	—	—	—	—	(8,876)	(8,876)
Disposal of subsidiaries		—	—	—	—	—	—	—	—	37,729	37,729
Transfer of currency translation adjustment due to disposal of subsidiaries		—	—	—	—	—	340,014	—	340,014	—	340,014
Cumulative translation adjustment		—	—	—	—	—	(71,097)	—	(71,097)	(25,751)	(96,848)
Adjustment of available-for-sale securities		—	—	—	—	—	2,171	—	2,171	—	2,171
Change in pension benefit obligation		—	—	—	—	—	8,244	—	8,244	—	8,244
Acquisitions of noncontrolling interests and effect of changes in ownership of subsidiaries within the Group		—	—	—	—	(11,097)	—	—	(11,097)	(76,080)	(87,177)

Balance at December 31, 2013		$416,270,745	$133,507	83,254,149	$25,314	$834,118	$(47,601)	$(427,863)	$517,475	$294,345	$811,820

Net loss		—	—	—	—	—	—	(4,335,426)	(4,335,426)	(24,308)	(4,359,734)
Dividends declared to shareholders of Mechel OAO	19	—	—	—	—	—	—	(124)	(124)	—	(124)
Dividends declared to noncontrolling interest		—	—	—	—	—	—	—	—	(50)	(50)
Cumulative translation adjustment		—	—	—	—	—	1,040,578	—	1,040,578	(116,649)	923,929
Adjustment of available-for-sale securities		—	—	—	—	—	1,293	—	1,293	—	1,293
Change in pension benefit obligation		—	—	—	—	—	(21,889)	—	(21,889)	—	(21,889)
Sale of subsidiaries’ shares to noncontrolling interest	4(f)	—	—	—	—	18	—	—	18	66	84

Balance at December 31, 2014		$416,270,745	$133,507	83,254,149	$25,314	$834,136	$972,381	$(4,763,413)	$(2,798,075)	$153,404	$(2,644,671)

See accompanying notes to consolidated financial statements.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

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

Name of subsidiary	Registered in	Core business	Date control acquired / date of incorporation (*)	Interest in voting stock held by the Group at December 31,
				2014	2013	2012
Mechel International Holdings GmBH (MIH)[1]	Switzerland	Holding and trading	July 1, 1995	100.0%	100.0%	100.0%
Mechel Trading House (MTH)	Russia	Trading	June 23, 1997	100.0%	100.0%	100.0%
Southern Kuzbass Coal Company (SKCC)	Russia	Coal mining	Jan 21, 1999	96.6%	96.6%	96.6%
Tomusinsky Open Pit Mine (TOPM)[2]	Russia	Coal mining	Jan 21, 1999	64.3%[2]	74.7%	74.5%
Chelyabinsk Metallurgical Plant (CMP)	Russia	Steel products	Dec 27, 2001	94.2%	94.2%	94.2%
Southern Urals Nickel Plant (SUNP)	Russia	Nickel	Dec 27, 2001	84.1%	84.1%	84.1%
Vyartsilya Metal Products Plant (VMPP)	Russia	Steel products	May 24, 2002	93.3%	93.3%	93.3%
Beloretsk Metallurgical Plant (BMP)	Russia	Steel products	June 14, 2002	91.5%	91.5%	91.5%
Mechel Targoviste S.A.[3]	Romania	Steel products	Aug 28, 2002	—	—	86.6%
Ural Stampings Plant (USP)	Russia	Steel products	April 24, 2003	93.8%	93.8%	93.8%
Korshunov Mining Plant (KMP)	Russia	Iron ore mining	Oct 16, 2003	90.0%	90.0%	85.6%
Mechel Campia Turzii S.A.[3]	Romania	Steel products	June 20, 2003	—	—	86.6%
Mechel Nemunas (MN)	Lithuania	Steel products	Oct 15, 2003	100.0%	100.0%	100.0%
Mechel Energo	Russia	Power trading	Feb 3, 2004	100.0%	100.0%	100.0%
Port Posiet	Russia	Transportation	Feb 11, 2004	97.1%	97.1%	97.1%
Kaslinsky Architectural Art Casting Plant	Russia	Steel products	April 14, 2004	100.0%	100.0%	100.0%
Izhstal	Russia	Steel products	May 14, 2004	90.0%	90.0%	90.0%
Port Kambarka	Russia	Transportation	April 27, 2005	90.4%	90.4%	90.4%
Mechel Service	Russia	Trading	May 5, 2005	100.0%	100.0%	100.0%
Mechel Trading Ltd.	Switzerland	Trading	Dec 20, 2005	100.0%	100.0%	100.0%
Metals Recycling	Russia	Scrap collecting	March 14, 2006	100.0%	100.0%	100.0%

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Name of subsidiary	Registered in	Core business	Date control acquired / date of incorporation (*)	Interest in voting stock held by the Group at December 31,
				2014	2013	2012
Moscow Coke and Gas Plant (Moskoks)	Russia	Coke production	Oct 4, 2006	99.5%	99.5%	99.5%
Southern Kuzbass Power Plant (SKPP)	Russia	Power generation	April 19, 2007	98.3%	98.3%	98.3%
Kuzbass Power Sales Company (KPSC)	Russia	Power sales	June 30, 2007	72.1%	72.1%	72.1%
Bratsk Ferroalloy Plant (BFP)	Russia	Ferroalloy production	Aug 6, 2007	100.0%	100.0%	100.0%
Yakutugol	Russia	Coal mining	Oct 19, 2007	100.0%	100.0%	100.0%
Mechel-Carbon	Switzerland	Trading	April 2, 2008	100.0%	100.0%	100.0%
Ductil Steel S.A. (Ductil Steel)[3]	Romania	Steel products	April 8, 2008	—	—	100.0%
Oriel Resources Ltd. (Oriel)	Great Britain	Holding	Apr 17, 2008	100.0%	100.0%	100.0%
Tikhvin Ferroalloy Plant (TFP)[4]	Russia	Ferrochrome production	Apr 17, 2008	—	—	100.0%
Voskhod Mining Plant[5]	Kazakhstan	Chrome mining	Apr 17, 2008	—	—	100.0%
Mechel Mining OAO[6]	Russia	Holding	Apr 18, 2008	100%[6]	100%[6]	98.69%
HBL Holding GmbH (HBL)	Germany	Trading	Sept 26, 2008	100.0%	100.0%	100.0%
Mechel Remservice	Russia	Repairs	Feb 9, 2009	100.0%	100.0%	100.0%
The BCG Companies	USA	Coal mining	May 7, 2009	100.0%	100.0%	100.0%
Laminorul S.A.[3]	Romania	Steel products	Feb 25, 2010	—	—	90.9%
Ramateks	Turkey	Trading	June 18, 2010	100.0%	100.0%	100.0%
Toplofikatsia Rousse (TPP Rousse)[7]	Bulgaria	Power generation	Dec 9, 2010	—	—	100.0%
Mechel Mining Trading House[8]	Russia	Trading	May 19, 2011	—	100.0%	100.0%
Invicta Merchant Bar[9]	Great Britain	Steel products	Aug 22, 2011	—	—	100.0%
Donetsk Electrometallurgical Plant (DEMP)	Ukraine	Steel products	Dec 22, 2011	100.0%	100.0%	100.0%
Cognor Stahlhandel GmBH (Cognor)	Austria	Trading	Sep 25, 2012	100.0%	100.0%	100.0%
Lomprom Rostov[10]	Russia	Scrap processing	Nov 22, 2012	—	—	100.0%
Elgaugol[11]	Russia	Coal mining	Aug 14, 2013	99.9%[11]	100.0%	—

*	Date, when a control interest was acquired or a new company established by either the Group or Controlling Shareholders.
1	Formerly — Mechel Trading AG (MT). Renamed on December 20, 2005.
2	As of December 31, 2014, the voting interest reflected the dividends paid to the holders of preferred shares (before the dividends payment the Group’s interest was 74.7%).
3	Mechel Targoviste S.A., Mechel Campia Turzii S.A., Ductil Steel S.A. and Laminorul S.A. were disposed of on February 15, 2013.
4	Tikhvin Ferroalloy Plant was disposed of on December 27, 2013.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

5	Voskhod Mining Plant, which includes Voskhod-Oriel, Voskhod-Chrome and Voskhod-Trading, was disposed of on December 27, 2013.
6	Interest in voting stock of Mechel Mining OAO is 99.999995% as of December 31, 2014 and 2013.
7	Toplofikatsia Rousse was disposed of on July 5, 2013.
8	Mechel Mining Trading House was liquidated on October 20, 2014.
9	Invicta Merchant Bar was disposed of on July 18, 2013.
10	Lomprom Rostov was disposed of on July 17, 2013.
11	Elgaugol was incorporated on August 14, 2013. Interest in share of Elgaugol is 99.993% as of December 31, 2014.

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

The Group operates in three business segments: steel (comprising steel and steel products), mining (comprising coal, iron ore and coke) and power (comprising electricity and heat power), and conducts operations in Russia, Ukraine, Turkey, Kazakhstan, the USA and Europe. The Group sells its products within Russia and foreign markets. Through acquisitions, the Group has added various businesses to explore new opportunities and build an integrated steel, mining, ferroalloy and power group. The Group operates in a highly competitive and

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

cyclical industry; any local or global downturn in the industries may have an adverse effect on the Group’s results of operations and financial condition. The Group will require a significant amount of cash to fund capital improvement programs and business acquisitions. While the Group will utilize funds from operations, it expects to continue to rely on capital markets and other financing sources for its capital needs. As discussed in Note 2, management believes that the Group will secure adequate financing.

2.	GOING CONCERN

The current economic environment and conditions in the major segments of the Group’s operations create uncertainty about the level of demand for the Group’s products, the pricing of major products mined or manufactured by the Group and the availability of financing.

As of December 31, 2014, the Group was not in compliance with certain financial and non-financial covenants contained in the Group’s loan agreements relating to $6,378,459 of the Group’s debt. In addition, there was a default on payments of principal and interest to certain lenders and lessors. As of the date when the financial statements were issued, these breaches constitute an event of default and, as a result, the lenders can request accelerated repayment of a substantial portion of the Group’s long-term debt and lease liabilities. As of December 31, 2014, one of the Group’s lenders requested accelerated repayment of amounts due under the respective loan agreements. In February, 2015, one of the Group’s lessors requested accelerated repayment of amounts due under the lease agreements. As of the date when the financial statements were issued, the other lenders have not requested accelerated repayment but have the legal right to do so. As of December 31, 2014, the Group had $6,678,549 of loans repayable during 2015 including $4,297,512 of long-term debt classified as short-term liabilities as of that date because of the covenant violations. The Group does not have the resources to enable it to comply with such accelerated repayment requests immediately.

The Group’s total liabilities exceeded total assets by $2,644,671 as of December 31, 2014.

In addition to the extended maturity discussed above, the Group is negotiating with its creditors to refinance and amend the terms and conditions of its existing debt to extend maturities beyond December 31, 2015 and align the servicing of the debt with the projected cash flows to be generated by the Group in 2015 and onwards. Based on negotiations conducted to date, management believes that it will successfully refinance or restructure its short-term debt.

Additionally, the Group is included in the Russian Federation’s list of strategic businesses that are eligible for state financial support in the current economic environment. There is no assurance, however, as to how much state financial support, if any, may be received by the Group.

Management has concluded that the uncertainty about the Group’s refinancing and restructuring of its outstanding debt described above represents a material uncertainty that casts significant doubt upon the Group’s ability to continue as a going concern. Based on management’s plans as noted herein, management believes that the Group will secure adequate financing to continue in operational existence for the foreseeable future

The consolidated financial statements have been prepared assuming that the Group will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might be needed if the Group is unable to continue as a going concern.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Mining assets and processing plant and equipment are those assets, including construction in progress, which are intended to be used only for the needs of a certain mine or field, and upon full extraction after exhausting of the reserves of such mine or the field, these assets cannot be further used for any other purpose without a capital reconstruction. When mining assets and processing plant and equipment are placed in production, the applicable capitalized costs, including mine development costs, are depleted using the unit-of-production method at the ratio of tonnes of mineral mined or processed to the estimated proven and probable mineral reserves that are expected to be mined during the license term for mining assets related to the mineral licenses acquired prior to August 22, 2004 (Note 3(k)), or the estimated lives of the mines for mining assets related to the mineral licenses acquired after that date. The unit-of-production method is used for the underground mine development structure costs as their useful lives coincide with the estimated lives of mines, provided that all repairs and maintenance are timely carried out.

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

The costs of planned major maintenance activities are recorded as the costs are actually incurred and are not accrued in advance of the planned maintenance. Costs for activities that lead to the prolongation of useful life or to expanded future use capabilities of an asset are capitalized. Maintenance and repair costs are expensed as incurred. We expensed $38,743, $66,025 and $77,644 of repair and maintenance costs during the period ended December 31, 2014, 2013 and 2012, respectively. These amounts represent the cost of third parties repair and maintenance services. Repair and maintenance costs carried out internally are accounted for as expense according to the nature of cost elements, including cost of labour and related social taxes, spare parts, auxiliary materials, energy and other expense.

Property, plant and equipment are depreciated using the straight-line method. Upon sale or retirement, the acquisition or production cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is included in the consolidated statements of operations and comprehensive income (loss).

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The following useful lives are used as a basis for calculating depreciation:

Category of asset	Useful economic lives estimates, years
Buildings and constructions	5-85
Operating machinery and equipment	2-30
Transfer devices	3-30
Transportation equipment and vehicles	2-25
Tools, furniture, fixtures and other	2-15

(k)	Mineral licenses

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(m)	Asset retirement obligations

The Group has numerous asset retirement obligations associated with its core business activities. The Group is required to perform these obligations under law or contract once an asset is permanently taken out of service. Most of these obligations are not expected to be paid until many years into the future and will be funded from general resources at the time of removal. The Group’s asset retirement obligations primarily relate to mining and steel production facilities with related landfills, dump areas and mines. The Group’s estimates of these obligations are based on current regulatory or license requirements, as well as forecasted dismantling and other related costs. Asset retirement obligations are calculated in accordance with the provisions of FASB ASC 410 “Asset Retirement and Environmental Obligations” (“ASC 410”).

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

Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. For assets and groups of assets relating to and including the licenses to use mineral reserves, future cash flows include estimates of recoverable minerals that

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

will be obtained from proven and probable reserves and estimated value beyond proven and probable mineral reserves, mineral prices (considering current and historical prices, price trends and other related factors), production levels, capital and reclamation costs, all based on the life of mine models prepared by the Group’s engineers. The Group’s reporting units with goodwill allocated for the testing purposes represent single entities with one component of business in each case. As of December 31, 2014, the Group had the following number of reporting units by segments with goodwill allocated for testing purposes: Steel – 2, Mining – 4 and Power – 2. Estimated future cash flows are based on the Group’s assumptions and are subject to risk and uncertainty that are considered in the discount rate applied in the goodwill impairment testing.

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

The cost of equipment acquired under capital (finance) lease contracts is measured at the lower of its fair value or the present value of the minimum lease payments, and reflected in the balance sheet at the measured amount less accumulated depreciation. The cost of the equipment is subject to an annual impairment review as described in Note 3(n). Capital lease liabilities are divided into long-term and current portions based on the agreed payment schedule and discounted using the lessor’s implicit interest rate. Depreciation of assets acquired under the capital (finance) lease is included in the depreciation charge for the period.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

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

The Group’s standard credit terms are 30 days in Russia and Western Europe. The Group also extends the credit terms to its related party customers from 2 days up to 5 years. The Group monitors collectibility of accounts receivable, including those from its related parties, on an ongoing basis primarily through review of the accounts receivable aging to determine whether accounts receivable are a concern.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

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

In 2012, the total rate of social contributions was 30%: contributions to the Russian Pension Fund in the amount of 22% of the annual gross salary of each employee, contributions to the Fund of Obligatory Medical Insurance in the amount of 5.1%, and contributions to the Social Insurance Fund in the amount of 2.9%. These rates were applied to the part of the annual gross salary below 512 thousand Russian rubles (approximately $16.9), and 10% are additionally charged to the Pension Fund on the exceeding amount thereafter.

In 2013, the rates of social contributions remained at the same level as in 2012. These rates were applied to the portion of annual gross salary below 568 thousand Russian rubles (approximately $17.8), and 10% are additionally charged to the Pension Fund on the exceeding amount thereafter.

In 2014, the rates of social contributions remained at the same level as in 2013. These rates were applied to the portion of annual gross salary below 624 thousand Russian rubles (approximately $16.2), and 10% are additionally charged to the Pension Fund on the exceeding amount thereafter.

Contributions to the Russian pension fund for the years ended December 31, 2014, 2013 and 2012 were $159,954, $192,820 and $176,912, respectively.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The Group’s U.S. subsidiaries adopted FASB ASC 715, “Compensation — Retirement Benefits” (“ASC 715”), and use the Projected Unit Credit method of accounting for post-retirement health care benefits, which is intended to match revenues with expenses and attributes an equal amount of an employee’s projected benefit to each year from date of plan entry to the date that the employee is first eligible to retire with full benefits. The actuarially estimated accumulated postretirement benefit obligation (“APBO”) represents the present value of the estimated future benefits payable to current retirees and a pro rata portion of estimated benefits payable to active employees upon retirement (Note 17).

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

In the Power segment (Note 25), revenue is recognized based on unit of power measure (kilowatts) delivered to customers, since at that point revenue recognition criteria are met. The billings are usually done on a monthly basis, several days after each month end.

(u)	Advertising costs

Advertising costs are expensed as incurred. During the years ended December 31, 2014, 2013 and 2012, the amounts of advertising costs were insignificant.

(v)	Shipping and handling costs

The Group classifies all amounts billed to customers in a sale transaction and related to shipping and handling as part of sales revenue and all related shipping and handling costs as selling and distribution expenses. These costs totaled $928,070, $1,116,959 and $1,140,850 for the years ended December 31, 2014, 2013 and 2012, respectively.

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

ASC 740 prescribes the minimum recognition threshold a tax position must meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2014 and 2013, the Group included accruals for unrecognized income tax benefits totaling $31,444 and $78,332, including interest and penalties of $2,656 and $13,789, as a component of accrued liabilities, respectively. Interest and penalties recognized in accordance with ASC 740 are classified in the financial statements as income taxes.

(x)	Comprehensive income

FASB ASC 220, “Comprehensive Income” (“ASC 220”), requires the reporting of comprehensive income in addition to net income. Accumulated other comprehensive income includes foreign currency translation adjustments, unrealized holding gains and losses on available-for-sale securities and on derivative financial instruments, as well as pension liabilities not recognized as net periodic pension cost. For the years ended December 31, 2014, 2013 and 2012, in addition to net income, total comprehensive income included the effect of translation of the financial statements denominated in currencies other than the reporting currency (in accordance with ASC 830), changes in the carrying values of available-for-sale securities, and change in pension benefit

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

obligation subsequent to the adoption of the ASC 715. In accordance with ASC 715, the Group recognizes actuarial gains and losses, prior service costs and credits and transition assets or obligations (the full surplus or deficit in their plans) in the balance sheet. As of December 31, 2014 and 2013, the amount of comprehensive income included the effect of curtailment and actuarial gains and losses.

Accumulated other comprehensive loss is comprised of the following components:

	December 31, 2014	December 31, 2013	December 31, 2012
Cumulative currency translation adjustment	971,794	(68,784)	(337,701)
Unrealized losses on available-for-sale securities	(16)	(1,309)	(3,480)
Pension adjustments, net of related income taxes of $8,228 in 2014, $6,718 in 2013 and $7,918 in 2012	603	22,492	14,248

Total accumulated other comprehensive income (loss)	972,381	(47,601)	(326,933)

(y)	Stock-based compensation

The Group applies the fair-value method of accounting for employee stock-compensation costs as outlined in FASB ASC 718, “Compensation — Stock Compensation” (“ASC 718”). During the years ended December 31, 2014, 2013 and 2012, the Group did not enter in any employee stock-compensation arrangements.

(z)	Segment reporting

According to FASB ASC 280, “Segment Reporting” (“ASC 280”), segment reporting follows the internal organizational and reporting structure of the Group. The Group’s operations are presented in three business segments as follows:

•	Steel segment, comprising production and sales of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products, value-added downstream metal products, including forgings, stampings, and hardware, ferrosilicon;

•	Mining segment, comprising production and sales of coal (coking and steam) and middlings, coke and chemical products, and iron ore, which supplies raw materials to the Steel and Power segments and also sells substantial amounts of raw materials to third parties;

•	Power segment, comprising generation and sales of electricity and heat power, which supplies electricity and heat power to the Steel and Mining segments and also sells a portion of electricity and heat power to third parties.

(aa)	Financial instruments

The carrying amount of the Group’s financial instruments, which include cash equivalents, marketable securities, non-marketable debt securities, cost method investments, accounts receivable and accounts payable, and short-term borrowings approximates their fair value as of December 31, 2014 and 2013. For long-term borrowings, the difference between fair value and carrying value is shown in Note 15. The Group, using available market information and appropriate valuation methodologies, such as discounted cash flows, has determined the estimated fair values of financial instruments. Since different entities are located and operate in

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

different regions of Russia and elsewhere with different business and financial market characteristics, there are generally very limited or no comparable market values available to assess the fair value of the Group’s debt and other financial instruments. The cost method investments are shares of Russian companies that are not publicly traded and their market value is not available. It is not practicable for the Group to estimate the fair value of these investments, for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation would be excessive considering the materiality of the instruments to the Group. Therefore, such investments are recorded at cost (Note 9).

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

(dd)	Derivative instruments and hedging activities

The Group recognizes its derivative instruments as either assets or liabilities at fair value in accordance with FASB ASC 815, “Derivatives and Hedging” (“ASC 815”). The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as an accounting hedge and

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

further, on the type of hedging relationship. For the years ended December 31, 2014, 2013 and 2012, the Group did not have any derivatives designated as hedging instruments. Therefore, any gain or loss on a derivative instrument held by the Group is recognized currently in income.

The cross currency swap agreement signed with VTB Bank (Austria) involves the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. For the year ended December 31, 2014, a loss of $89,446 related to the change in the fair value and termination of this swap instrument was included in the net foreign exchange gain (loss) in the accompanying consolidated statements of operations and comprehensive income (loss). For the years ended December 31, 2013 and 2012, a gain of $1,791 and $6,527, respectively, related to the change in the fair value of the cross currency swap was included in the net foreign exchange gain (loss) in the accompanying consolidated statements of operations and comprehensive income (loss). On December 29, 2014, the swap agreement with VTB Bank (Austria) was terminated. As of December 31, 2014, the amount of $101,912 due to VTB Bank (Austria) was recorded within Accrued expenses and other current liabilities in the consolidated balance sheet. In 2015, the Group entered into court proceedings with VTB Bank (Austria) (Note 26 (d)).

The cross currency option creates an embedded derivative, which should be measured at fair value, bifurcated at inception from the host agreement and recorded as a liability. When the underlying achieves the barrier value, the liability under the host contract converts into cross-currency at a pre-determined strike exchange rate and a modified interest rate. The fair value of the option is estimated using modified Black-Scholes model for barrier options. The liability under the host contract is recorded at amortized value, and the interest is accrued using effective interest rate. For the year ended December 31, 2014, a loss of $254,235 related to the exercise of derivative instruments was included in the net foreign exchange gain (loss) in the accompanying consolidated statements of operations and comprehensive income (loss). For the years ended December 31, 2013 and 2012, a gain of $20,682 and $20,276, respectively, related to the change in the fair value of the option was included in the net foreign exchange gain (loss) in the accompanying consolidated statements of operations and comprehensive income (loss). In December 2014, the Group’s borrowings of 20.9 billion Russian rubles were converted in U.S. dollars of $677,981 due to the existence of cross currency options with Sberbank described in Note 15. In 2015, the Group and Sberbank entered into litigation with respect to the conversion (Note 26 (d)).

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

The following table presents the exchange rates for the functional and operating currencies at various subsidiaries, other than the reporting currency:

	At April 28,	Year end rates* at December 31,			Average exchange rates* for the years ended December 31,
Currency	2015	2014	2013	2012	2014	2013	2012
Russian ruble	51.47	56.26	32.73	30.37	38.42	31.85	31.09
Euro	0.92	0.82	0.73	0.76	0.75	0.75	0.78
Romanian lei	4.06	3.69	3.26	3.36	3.35	3.33	3.47
Kazakh tenge	185.80	182.35	153.61	150.74	179.12	152.14	149.11
Bulgarian lev	1.81	1.61	1.42	1.48	1.47	1.47	1.52
Turkish lira	2.70	2.32	2.14	1.79	2.19	1.90	1.80
Ukrainian hryvnia	22.53	15.77	7.99	7.99	11.91	7.99	7.99

(*) Exchange rates shown in local currency units for one U.S. dollar

The majority of the balances and operations not already denominated in the reporting currency were denominated in the Russian ruble, euro and Romanian lei.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The Russian ruble is not a convertible currency outside the territory of Russia. Official exchange rates are determined daily by the Central Bank of Russia (“CBR”) and are generally considered to be a reasonable approximation of market rates.

(gg)	Discontinued operations

FASB ASC 205 “Discontinued operations” (“ASC 205”) sets forth the financial accounting and reporting requirements for discontinued operations of a component of an entity. A “component or group of component of an entity” comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable or an operating segment, a reporting unit, a subsidiary, or an asset group.

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

In accordance with amendments in ASU 2014-08, “Presentation of Financial Statements and Property, Plant, and Equipment” (“ASU 2014-08”) of ASC 205, that are effective for public business entities for the annual periods beginning on or after 15 December 2014 and interim periods within those years, a discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs:

•	a. The component of an entity or group of components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale (approving of management, immediate sale in its present conditions, active program for searching the buyer, price and etc.);

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

•	b. The component of an entity or group of components of an entity is disposed of by sale;

•	c. The component of an entity or group of components of an entity is disposed of other than by sale in accordance with paragraph 360-10-45-15 (for example, by abandonment or in a distribution to owners in a spinoff).

The Group is currently in the process of determining the method of adoption and assessing the impact of adoption of ASU 2014-08 on the Group’s consolidated financial statements.

(hh)	Recently issued accounting pronouncements

Revenue from Contracts with Customer

In May 2014, the FASB issued Accounting Standards Update (“ASU”) ASU 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which will replace most existing revenue recognition guidance. The core principle of this update is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. The amendments require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments.

ASU 2014-09 provides alternative methods of retrospective adoption and is effective for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Early application is not permitted.

The Group is currently in the process of determining the method of adoption and assessing the impact of adoption of ASU 2014-09 on the Group’s consolidated financial statements.

Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures

In June 2014, the FASB issued ASU 2014-11, “Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures”.

This update aligns the accounting for repurchase-to-maturity transactions and repurchase agreements executed as a repurchase financing with the accounting for other typical repurchase agreements. The new guidance eliminates sale accounting for repurchase-to-maturity transactions and supersedes the guidance under which a transfer of a financial asset and a contemporaneous repurchase financing could be accounted for on a combined basis as a forward agreement. The amendments in ASU 2014-11 also require a new disclosure for transactions economically similar to repurchase agreements in which the transferor retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. Additional disclosures will be required for the nature of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings.

The amendments in ASU 2014-11 are effective for the first interim or annual period beginning after December 15, 2014; however, the disclosure for transactions accounted for as secured borrowings is required to be presented for annual periods beginning after December 15, 2014, and interim periods beginning after March 15, 2015. Early adoption is not permitted.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The adoption of ASU 2014-11 is not expected to have a material impact on the Group’s consolidated financial statements.

Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, which requires management to evaluate, in connection with preparing financial statements for each annual and interim reporting period, whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable) and provide related disclosures.

ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early adoption is permitted.

The Group is currently in the process of determining the method of adoption and assessing the impact of adoption of ASU 2014-15 on the Group’s consolidated financial statements.

Pushdown Accounting

In November 2014, the FASB issued ASU 2014-17, “Business Combinations — Pushdown Accounting”, (“ASU 2014-17”). The amendments in this update provide an acquired entity with an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. ASU 2014-17 is effective from November 18, 2014.

The adoption of ASU 2014-17 is not expected to have a material impact on the Group’s consolidated financial statements.

Elimination of Extraordinary Reporting

In January 2015, the FASB issued ASU 2015-01, “Income Statement — Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”. The new guidance eliminates the separate presentation of extraordinary items, net of tax and the related earnings per share, but does not affect the requirement to disclose material items that are unusual in nature or infrequently occurring.

ASU 2015-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption.

The adoption of ASU 2015-01 is not expected to have a material impact on the Group’s consolidated financial statements.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Consolidation Analysis

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis”. The amendments in this ASU affect reporting entities that are required to evaluate whether they should consolidate certain legal entities.

ASU 2015-02 simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE; and (iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs.

ASU 2015-02 is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The Group is currently evaluating the impact of ASU 2015-02 on the Group’s consolidated financial statements.

Debt Issuance Costs

In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”), which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.

ASU 2015-03 is effective retrospectively for annual reporting periods beginning after December 15, 2015, including interim reporting periods within that reporting period.

The Group is currently in the process of determining the method of adoption and assessing the impact of adoption of ASU 2015-03 on the Group’s consolidated financial statements.

(ii)	Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the current year presentation. Such reclassifications affect the presentation of certain items in the consolidated balance sheet and the consolidated statement of operations and comprehensive income (loss), and have no impact on net income or equity.

4.	ACQUISITIONS, INVESTMENTS AND DISPOSALS

The Group experienced the following acquisitions and disposals between January 1, 2012 and December 31, 2014.

(a)	Cognor Stahlhandel GmbH

On September 25, 2012, the Group acquired a 100% interest in Cognor Stahlhandel GmbH (“Cognor”), a metallurgical trader located in Austria, for $29,056 paid in cash. Before the acquisition, the 100% of the shares of

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Cognor were pledged to secure the Group’s loan issued to the related metallurgical plants (Note 10(a)). The acquisition is consistent with the Group’s strategy to expand its sales network and enlarge its client base. Cognor is included in the Steel segment.

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

Goodwill of $61,949 arising from the Group’s acquisition of Cognor represented expected benefits from the synergies related to the expansion of the trading activities and strengthening the position in the European market. As a result of the impairment analysis, an impairment loss of $62,118 for the year ended December 31, 2012 was recognized.

(b)	Lomprom Rostov

On November 22, 2012, the Group acquired 100% of the shares of Lomprom Rostov, a factory performing collection and storage of scrap metal located in Shakhty, Russia, for a consideration of $100 paid in cash. Before the acquisition, the 100% of the shares of Lomprom Rostov were pledged to secure the Group’s loan issued to the related metallurgical plants (Note 10(a)). The acquisition is consistent with the Group’s program to decrease the cost of steel products production, in particular, the cost of production based on smelt-furnace. Lomprom Rostov, subsequently renamed into Mechel Vtormet Rostov, is included in the Steel segment.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

This acquisition was accounted for using the purchase method of accounting. The results of operations of Lomprom Rostov are included in the consolidated financial statements from the date of acquisition of control, November 22, 2012. The following table summarizes the historical values of net assets acquired at the date of acquisition of control:

November 22, 2012
Cash and cash equivalents	76
Other current assets	4,758
Property, plant and equipment	22,970
Other non-current assets	2
Current liabilities	(18,404)
Non-current liabilities	(22,416)
Deferred income taxes	(37)

Fair value of net assets acquired	(13,051)
Goodwill	13,151

Total investment	100

Goodwill of $13,151 arising from the Group’s acquisition of Lomprom Rostov represented the expected benefits from the synergies related to the reduction in production costs from using scrap in the Group’s subsidiaries melting operations. The results of Lomprom Rostov are included in the Steel segment.

(c)	Discontinued operations

DEMP

As of December 31, 2013 and 2012, the Group classified DEMP as held for sale (assets and liabilities of discontinued operations) and excluded the result of DEMP from continuing operations and reported them as discontinued operations for the year ended December 31, 2013 and prior periods.

Due to the existing uncertainty in the economic and political situation in Ukraine further negotiations on the sale of DEMP were suspended. As a result, the Group reclassified DEMP as held and used, excluded the result of DEMP from discontinued operations as of December 31, 2014. Following the classification of DEMP as held and used, the fair value of net assets, as the lower of carrying amounts and fair value, was determined.

Based on the results of the impairment analysis of long-lived assets performed by the Group, impairment losses of DEMP’s long-lived assets of $18,020, $177,417 and $nil, and of DEMP’s goodwill of $nil, $nil, and $205,522 were recognized during the years ended December 31, 2014, 2013 and 2012, respectively.

The carrying amount of inventories in the amount of $9,228 was written down to $nil as of December 31, 2014. A provision in the amount of $28,306 was recorded for the overpayment of income tax as of December 31, 2014 because of the low probability to reimburse the related receivable.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The results of DEMP reclassified from discontinued operations to continuing operations for the year ended December 31, 2014 and prior periods are presented below:

	December 31, 2014	December 31, 2013	December 31, 2012
Revenue	23,040	94,617	363,055
Cost of goods sold	(27,235)	(97,431)	(374,402)
Impairment of assets	(18,020)	(177,417)	(205,522)
Selling, general and administrative expenses	(13,436)	(34,242)	(38,879)
Interest income and expenses, net	(971)	(2,446)	(3,269)
Foreign exchange (loss) gain	(57,060)	2,020	677
Other (expenses) and income, net	(152)	9,704	129

Loss from continuing operations, before income tax	(93,834)	(205,195)	(258,211)

Income tax (expense) benefit	(28,367)	28,944	4,920

Net loss from continuing operations	(122,201)	(176,251)	(253,291)

Toplofikatsia Rousse

On December 13, 2012, the Group entered into an agreement with a third party to sell 100% of the shares of TPP Rousse for a consideration of $37,757. The transfer of shares was completed on July 5, 2013. The disposal of TPP Rousse is aligned with the revised strategy aimed at restructuring the Group’s assets and development of its core businesses.

The receivables under the sale and purchase agreement and intercompany receivables for the coal supply that existed as of the date of disposal were secured in favor of the Group by the pledge of TPP Rousse shares and receivables of TPP Rousse for electricity sold. As of December 31, 2014 and 2013, accounts receivable due to the Group amounted to $14,753 and $16,920, respectively. Bad debt provision of $14,753 was recorded as of December 31, 2014 in relation to receivables for the coal supply and was included in the discontinued operations. The intragroup sales to TPP Rousse included in revenue from continuing operations in the consolidated statement of operations and comprehensive income (loss) amounted to $nil, $9,449 and $35,248 during the years ended December 31, 2014, 2013 and 2012, respectively.

In the previous periods, the Group’s transactions with TPP Rousse were mainly represented by the coal supply to TPP Rousse, which ceased after the disposal of this entity. The Group did not have any significant continuing involvement in the operations of TPP Rousse after the disposal transaction.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The results of TPP Rousse presented as discontinued operations in the consolidated statements of operations and comprehensive income (loss) were as follows for the years ended December 31, 2013 and 2012:

	2013	2012
Revenue, net	18,595	37,010
Loss from discontinued operations before income taxes	(262)	(110,668)
Income tax benefit	209	2,239

Loss from discontinued operations, net of income tax	(53)	(108,429)

The carrying amounts of the major classes of assets and liabilities of TPP Rousse presented as discontinued operations in consolidated balance sheets were as follows as of date of disposal and December 31, 2012:

	July 5, 2013	December 31, 2012
Condensed balance sheet selected data
Cash and cash equivalents	3,572	3,035
Accounts receivable, net of allowance for doubtful accounts	9,589	5,681
Inventories	3,244	5,854
Prepayments and other current assets	489	533
Property, plant and equipment and other non-current assets, net	41,146	44,120

Total current assets of discontinued operations	58,040	59,223

Accounts payable and accrued expenses	21,721	3,800
Short-term borrowings and current portion of long-term debt	0	12,234
Other current liabilities	1,536	1,767

Total current liabilities of discontinued operations	23,257	17,801

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

In the previous periods, the Group’s transactions with Invicta mainly consisted of the steel products resale, which ceased after the disposal of this entity. The Group did not have significant continuing involvement in the operations of Invicta after the disposal transaction. Intercompany purchases of Invicta’s tolling services amounted to $nil, $18 and $4,551 during the years ended December 31, 2014, 2013 and 2012, respectively.

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

The results of Invicta presented as discontinued operations in consolidated statements of operations and comprehensive income (loss) were as follows for the year ended December 31, 2013, 2012.

	Years ended
	December 31, 2013	December 31, 2012
Revenue, net	9,761	12,642
Loss from discontinued operations before income taxes	(13,303)	(3,588)
Income tax benefit	—	—

Loss from discontinued operations, net of income tax	(13,303)	(3,588)

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

Loan issued by the Group to Lomprom Rostov in the amount of $6,121 and $4,720 (including interest payables) as of December 31, 2013 and 2012, respectively, was expected to be fully repaid till August 2015. The bad debt provision of $5,515 related to the loan issued was recorded as of December 31, 2014 and was included in the discontinued operations. Other intercompany transactions are not significant and ceased after the disposal of this entity. The Group did not have any significant continuing involvement in the operations of Lomprom Rostov after the disposal transaction.

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

The intragroup sales to the discontinued component included in revenue from continuing operations in the consolidated financial statement of operations and comprehensive income (loss) amounted to $nil, $nil and $19,977 during the year ended December 31, 2014, 2013 and 2012, respectively.

The results of Lomprom Rostov presented as discontinued operations in consolidated statements of operations and comprehensive income (loss) were as follows for:

	Period ended July 17, 2013	Year ended December 31, 2012
Revenue, net	151,307	25,765
Gain from discontinued operations before income taxes	4,479	(455)
Income tax benefit	1,585	280

Gain (loss) from discontinued operations, net of income taxes	6,064	(175)

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

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

TFP, Voskhod-Oriel, Voskhod-Chrome, Voskhod Trading

On July 10, 2013, the Group entered into a sale and purchase agreement with a third party to sell 100% of the share capital of Tikhvin Ferroalloy plant (“TFP”), Voskhod-Oriel LLP (“Voskhod-Oriel”), Voskhod-Chrome LLP (“Voskhod-Chrome”) and Voskhod Trading LLP (“Voskhod Trading”) for a consideration of $425,000. The transfer of shares was completed on December 27, 2013 and the amount of consideration was received in full till the end of the year less income tax of $1,000 withheld by the seller in favor of the government of the Republic of Kazakhstan. On January 30, 2014, the Group received $15,096 from the buyer as reimbursement of cash, which was held on bank accounts of the companies disposed of at the date of disposal, as part of consideration under the sale and purchase agreement. The additional expenses related to the bargain were presented mainly by consulting services of third party banks and amounted to $8,738. The disposal of TFP, Voskhod-Oriel, Voskhod-Chrome and Voskhod Trading is aligned with the revised strategy aimed at restructuring the Group’s assets and development of its core businesses.

The Group concluded that the companies disposed of met the criteria of discontinued operations and excluded the result of the component disposed of from continuing operations and reported it as discontinued operations for the period ended December 27, 2013 and prior periods.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The intragroup sales to the discontinued component included in revenue from continuing operations in the consolidated statement of operations and comprehensive income (loss) amounted to $5,063 and $7,675 during the years ended December 31, 2013 and 2012, respectively. The intragroup purchases from the discontinued component included in cost of sales of continuing operations in the consolidated statement of operations and comprehensive income (loss) amounted to $16,362 and $18,095 during the years ended December 31, 2013 and 2012, respectively. Revenue from intragroup sales of $17,294 and $17,992 during the years ended December 31, 2013 and 2012, respectively, was included net of related expenses in “Loss from discontinued operations, net of income tax” line in the consolidated statement of operations and comprehensive income (loss).

The Group’s transactions with the discontinued component were mainly represented by the energy, coal supply to TFP and by the sales of ferroalloy by TFP to Chelyabinsk Metallurgical Plant (“CMP”) and Izhstal, which were mainly ceased after the disposal of this entity. The Group will not have significant continuing involvement in the operations of the discontinued component after the disposal transaction.

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

The results of TFP, Voskhod-Oriel, Voskhod-Chrome and Voskhod Trading presented as discontinued operations in the consolidated statements of operations and comprehensive income (loss) were as follows for:

	Period of January 1, 2013 to December 27, 2013	Year ended December 31, 2012
Revenue, net	159,040	197,894
Loss from discontinued operations, before income taxes	(1,370,570)	(71,787)
Income tax benefit	214,894	7,300

Loss from discontinued operations, net of income tax	(1,155,676)	(64,487)

Revenue from sales of ferroalloys to related parties (Zlatoust Metallurgical Plant, Metallurg-Trust) in the amount of $1,858, $6,352 in the years ended December 31, 2013 and 2012, respectively, was presented net of related expenses in “Loss from discontinued operations, net of income tax” line in the consolidated statement of operations and comprehensive income (loss).

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The carrying amounts of major classes of assets and liabilities of disposed companies presented as discontinued operations in consolidated balance sheets were as follows as of date of disposal and December 31, 2012:

	December 27, 2013	December 31, 2012
Condensed balance sheet selected data
Cash and cash equivalents	16,161	990
Accounts receivable, net of allowance for doubtful accounts	1,645	822
Due from related parties, net of allowance	0	2,294
Inventories	16,660	22,790
Deferred income tax	6,172	3,123
Prepayments and other current assets	16,978	13,717
Other long-term investments	183	187
Property, plant and equipment, net	307,505	362,303
Mineral licenses, net	119,458	1,203,536
Other non-current assets	11,556	16,400

Total current assets of discontinued operations	496,318	1,626,162

Short-term borrowings and current portion of long-term debt	0	23,500
Accounts payable and accrued expenses	29,757	21,706
Long-term debt	0	7,833
Deferred income taxes	31,719	252,100
Asset retirement obligation	1,002	1,038

Total current liabilities of discontinued operations	62,478	306,177

The results of TFP, Voskhod-Oriel, Voskhod-Chrome and Voskhod Trading as discontinued operations were included in the Ferroalloy segment. The results of TFP, Voskhod-Oriel, Voskhod-Chrome and Voskhod Trading for the year ended December 31, 2013 includes loss on disposal of subsidiaries, which was calculated as follows as of the date of disposal:

December 27, 2013
Consideration received (net of consultancy fees)	430,358
Net assets disposed of	(433,840)
Accumulated currency translation adjustment attributable to disposal of subsidiaries transferred to the current period income (loss)	(279,196)

Loss on disposal of subsidiaries	(282,678)

SUNP

As of December 31, 2014, Southern Urals Nickel Plant (“SUNP”) was recognized as abandoned activity according to a decision to close SUNP without sale. In July 2013, the Group received an approval from the

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

governmental authorities to abandon the industrial complex. The closure of SUNP is aligned with the revised strategy aimed at restructuring the Group’s assets and development of its core businesses.

On May 25, 2013, the Group approved the plan of staff curtailment according to which a number of SUNP’s personnel was reduced to 274 workers as of December 31, 2013. As of December 31, 2014, the number of personnel increased to 315 workers due to cease of third parties security services and redirection of these functions to SUNP’s internal employees as part of the Group’s efforts to reduce SUNP’s costs.

The intragroup sales to SUNP included in revenue from continuing operations in the consolidated statement of operations and comprehensive income (loss) amounted to $nil, $nil and $75,401 during the years ended December 31, 2014, 2013 and 2012, respectively. The intragroup purchases from SUNP included in cost of goods sold of continuing operations in the consolidated statement of operations and comprehensive income (loss) amounted to $683, $1,078 and $29,724 during the years ended December 31, 2014, 2013 and 2012, respectively. Revenue from intragroup sales of $nil, $nil and $27,194 during the years ended December 31, 2014, 2013 and 2012, respectively, were included net of related expenses in “Loss from discontinued operations, net of income tax” line in the consolidated statement of operations and comprehensive income (loss). The Group’s transactions with SUNP were mainly represented by the coal, energy and limestone supply to SUNP and by the sales of ferroalloy and industrial scrap by SUNP to CMP and Izhstal.

The Group excluded the result of the company from continuing operations and reported them as discontinued operations for the year ended December 31, 2014 and prior periods.

The impairment of property, plant and equipment and nickel mineral license of $nil, $965 and $93,752 for the years ended December 31, 2014, 2013 and 2012, respectively, was recognized to reduce the carrying amount of the assets and liabilities of SUNP to their fair value. The impairment of goodwill in the amount of $6,950 was recognized for the year ended December 31, 2012. The impairment losses were recognized in the consolidated financial statement of operations and comprehensive income (loss) under the “Loss from discontinued operations, net of income tax” line.

The results of SUNP presented as discontinued operations in the consolidated statements of operations and comprehensive income (loss) were as follows for the years ended:

	December 31, 2014	December 31, 2013	December 31, 2012
Revenue	1,782	2,607	196,894
Cost of goods sold	(2,225)	(3,431)	(215,857)
Accretion expenses	(1,014)	(458)	(475)
Impairment of PPE, mineral license, goodwill	—	(965)	(101,227)
Selling, general and administrative expenses	(4,670)	(19,541)	(46,017)
Interest income and expenses, net	(95)	(3,159)	(12,027)
Foreign exchange gain	32,282	3,694	19
Other income and expenses, net	2,928	3,410	399

Profit (loss) of discontinued operations, before income tax	28,988	(17,843)	(178,291)

Income tax benefit	—	—	1,191

Income (loss) from discontinued operations, net of income tax	28,988	(17,843)	(177,100)

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Revenue from sales of ferroalloys to related parties in the amount of $nil, $nil and $8,417 in the years ended December 31, 2014, 2013 and 2012, respectively, was presented net of related expenses in “Loss from discontinued operations, net of income tax” line in the consolidated statement of operations and comprehensive income (loss).

The carrying amounts of the major classes of assets and liabilities of SUNP in the consolidated balance sheets were as follows as of December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Condensed balance sheet selected data
Cash and cash equivalents	63	201
Accounts receivable, net of allowance for doubtful accounts	891	63
Inventories	120	1,180
Prepayments and other current assets	230	1,822

Total current assets	1,304	3,266
Property, plant and equipment and other non-current assets, net	—	5,024
Other non-current assets	657	—

Total non-current assets	657	5,024

Total assets	1,961	8,290

Accounts payable and accrued expenses	5,691	13,376
Asset retirement obligation	1,132	339

Total current liabilities	6,823	13,715

Asset retirement obligation	2,830	8,466

Total non-current liabilities	2,830	8,466

Total liabilities	9,653	22,181

The results of SUNP as discontinued operations are included in the Steel segment.

The BCG Companies

In December 2014, the Group entered into an agreement with a third party to sell 100% of the shares of the BCG Companies. The total consideration for the sale of the BCG Companies under the shares sale agreement consists of: (1) an immediate cash payment of $5,000; (2) future royalty payments on coal mined and sold in the amount of $3.00 per short ton, capped at $150,000; (3) a portion of a sale price in case of any future sale of the BCG Companies and/or its assets, amounting to 12.5% or 10% of the total consideration if the sale transaction closed within, respectively, five or ten years of the sale to the buyer. The fair value of future royalty payments and portion of selling price in case of future resale of the BCG Companies was not assessed by the Group as it was impracticable at the date of sale.

The contingent payment arising upon the acquisition of the BCG Companies of $29,936, which depends on the results of additional geological researches of reserves (“Drilling Program”), was released on the date of

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

transfer of shares, February 12, 2015. The Group incurred expenses of $3,415 related to consulting services from third party banks in connection with the sale. The disposal of the BCG Companies is aligned with the revised strategy aimed at restructuring the Group’s assets and development of its core businesses.

The Group concluded that the companies disposed of met the criteria of discontinued operations and excluded the result of the component disposed of from continuing operations and reported them as discontinued operations for the period ended December 31, 2014 and prior periods.

The intragroup sales to the discontinued component included in revenue from continuing operations in the consolidated statement of operations and comprehensive income (loss) amounted to $nil, $147 and $221 during the years ended December 31, 2014, 2013 and 2012, respectively. The intragroup purchases from the discontinued component included in cost of goods sold of continuing operations in the consolidated statement of operations and comprehensive income (loss) amounted to $nil, $nil and $14,983 during the years ended December 31, 2014, 2013 and 2012, respectively. Revenue from intragroup sales of $nil, $nil and $14,983 during the years ended December 31, 2014, 2013 and 2012, respectively, was included net of related expenses in “Loss from discontinued operations, net of income tax” line in the consolidated statement of operations and comprehensive income (loss).

The Group’s transactions with the discontinued component were mainly represented by the sales of coal produced by the BCG Companies to third party buyers through Mechel Trading AG and Mechel-Carbon AG, which are to be ceased after the disposal. The Group will not have significant continuing involvement in the operations of the discontinued component after the disposal transaction.

Following the classification of the BCG Companies as held for sale, the fair value of net assets was determined. The impairment of property, plant and equipment and mineral licenses, net of income tax effect, of $1,440,021 was recognized to reduce the carrying amount of the assets and liabilities of the discontinued operations to their fair value less costs to sell for the year ended December 31, 2014.

The results of the BCG Companies presented as discontinued operations in the consolidated statements of operations and comprehensive income (loss) were as follows for:

	Years ended
	December 31, 2014	December 31, 2013	December 31, 2012
Revenue	10,762	164,837	240,126
Cost of goods sold	(23,768)	(214,148)	(262,036)
Selling, general and administrative expenses	(52,427)	(37,509)	(59,908)
Interest income and expenses	(3,755)	(3,879)	(5,895)
Other income and expenses	1,206	528	(639)

Loss of discontinued operations, before income taxes	(67,982)	(90,171)	(88,352)

Income tax benefit	27,654	54,394	54,676

Loss recognised on classification as held for sale	(1,440,021)	—	—

Loss from discontinued operations, net of income tax	(1,480,349)	(35,777)	(33,676)

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The carrying amounts of major classes of assets and liabilities of the held for sales companies presented as discontinued operations in consolidated balance sheets were as follows as of date of disposal and December 31, 2014:

	December 31, 2014	December 31, 2013
Condensed balance sheet selected data
Cash and cash equivalents	1,615	1,603
Accounts receivable, net of allowance for doubtful accounts	2,104	5,286
Inventories	1,280	5,416
Deferred income tax	—	9,881
Prepayments and other current assets	2,504	2,973
Property, plant and equipment, net	110,721	—
Mineral licenses, net	1,976,684	—
Other non-current assets	34,249	—

Total major classes of assets of discontinued operations	2,129,157	25,159

Loss recognised on classification as held for sale	(1,977,555)	—

Total current assets of discontinued operations	151,602	25,159

Property, plant and equipment, net	—	145,792
Mineral licenses, net	—	1,977,548
Other non-current assets	—	33,033

Total non-current assets of discontinued operations	—	2,156,373

Total assets of discontinued operations	151,602	2,181,532

Short-term borrowings and current portion of long-term debt	10,979	6,758
Accounts payable and accrued expenses	39,085	49,149
Deferred income taxes	537,535	—
Pension obligation	55,122	1,813
Finance lease	—	61
Asset retirement obligation	6,556	—
Other current liability	8,355

Total major classes of liabilities of discontinued operations	657,632	57,781

Reduction in deferred tax liability relating to loss recognized on classification as held for sale	(537,535)	—

Total current liabilities of discontinued operations	120,097	57,781

Long-term debt	—	6,940
Asset retirement obligation	—	6,568
Pension obligation	—	47,421
Deferred income taxes	—	576,578
Finance lease	—	10
Other non-current liability	—	36,074

Total non-current liabilities of discontinued operations	—	673,591

Total liabilities of discontinued operations	120,097	731,372

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The results of the BCG Companies as discontinued operations were included in the Mining segment.

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

All companies disposed of were accounted for in the Steel segment. The carrying amounts of major classes of assets and liabilities of disposed companies as of the dates of disposal were as follows:

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

The fair value of the Group’s net receivables from the companies disposed of as of the disposal dates is $nil.

The Group concluded that the companies disposed of did not meet the criteria of discontinued operations as of December 31, 2013, because the Group expected that after their disposal there will be significant cash flows from a migration of activities, exceeding a threshold set by the Group of 15% of the cash flows that would have been expected to be generated by the companies disposed of absent the disposal transaction. The Group did not have material operations with the disposed companies in 2014.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(e)	Goodwill

Balance at December 31, 2011	1,046,818
Acquisition of Cognor (Note 4(a)), Steel segment	61,949
Acquisition of Lomprom (Note 4(b)), Steel segment	12,830
Discontinued operation — Lomprom (Note 4(c)), Steel segment	(12,830)
Impairment (Note 24)	(361,969)
Translation difference	36,017

Balance at December 31, 2012	782,815
Impairment (Note 24)	(38,310)
Translation difference	(56,742)

Balance at December 31, 2013	687,763
Impairment (Note 24)	—
Translation difference	(284,556)

Balance at December 31, 2014	403,207

Goodwill arising on the above acquisitions is not deductible for tax purposes.

As of December 31, 2014, the gross amount of goodwill and accumulated impairment losses were $711,088 and $307,881, respectively. As of December 31, 2013, the gross amount of goodwill and accumulated impairment losses were $995,644 and $307,881, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(f)	Non-controlling interests

The following table summarizes changes in non-controlling interests for the three years ended December 31, 2014, 2013 and 2012:

Balance at December 31, 2011	371,337
Purchase of non-controlling interest in existing subsidiaries by the Group	(528)
New acquisitions	54
Effect of change in ownership of subsidiaries	675
Dividends declared to shareholders of Mechel Mining OAO	(8,026)
Dividends declared to shareholders of SKCC	(24,087)
Non-controlling share in subsidiaries’ income	(317)
Translation difference	23,168

Balance at December 31, 2012	362,276
Purchase of non-controlling interest in existing subsidiaries by the Group	(76,080)
Effect from disposal of subsidiaries	37,729
Dividends declared to shareholders of SKCC	(8,876)
Non-controlling share in subsidiaries’ income	5,047
Translation difference	(25,751)

Balance at December 31, 2013	294,345
Purchase of non-controlling interest in existing subsidiaries by the Group	—
Sale of subsidiaries’ shares to non-controlling interest	66
Dividends declared to non-controlling interest	(50)
Non-controlling share in subsidiaries’ loss	(24,308)
Translation difference	(116,649)

Balance at December 31, 2014	153,404

At various dates during 2013 and 2012, the Group purchased non-controlling interest in the following subsidiaries:

Year ended December 31, 2012	Date of acquisition	Non-controlling interest acquired		Cash consideration
		%	Amount
Izhstal	October	1.63%	435	595
BMP	March	0.03%	12	33
Other	July-August	0.03%	81	4

			528	632

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Year ended December 31, 2013	Date of acquisition	Non-controlling interest acquired		Cash consideration
		%	Amount
TOPM	March	0.21%	652	33
KMP	August-November	4.40%	37,878	29,158
Mechel Mining OAO	November	1.31%	3,043	57,986
Effect of changes in ownership of subsidiaries within the Group	November		34,507	—

			76,080	87,177

In October 2012, the Group acquired 1.63% of voting shares of Izhstal for $595 paid in cash. The purchase of non-controlling interest in Izhstal was accounted for as an equity transaction (Note 19(e)).

In March 2012, the Group acquired 0.03% of voting shares of BMP for $33 paid in cash. The purchase of non-controlling interest in BMP was accounted for as an equity transaction (Note 19(e)).

In March 2013, the Group purchased 0.21% of TOPM from noncontrolling shareholders for $33 paid in cash. The purchase of non-controlling interest in TOPM was accounted for as an equity transaction (Note 19(e)).

On different dates from August 2013 through November 2013, the Group purchased 4.40% of KMP from non-controlling shareholders for $29,158 cash consideration. The purchase of non-controlling interest in KMP was accounted for as an equity transaction (Note 19(e)).

In November 2013, the Group purchased 1.31% of Mechel Mining OAO from the Controlling Shareholder for $57,986 cash consideration. The transaction was accounted for as an equity transaction (Note 19(e)). The Group has 99.999995% of voting shares of Mechel Mining OAO as of December 31, 2014.

5.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of:

	December 31, 2014	December 31, 2013
Cash and cash equivalents from continuing operations
Russian ruble bank accounts	16,467	21,642
U.S. dollar bank accounts	32,058	211,776
Euro bank accounts	16,346	19,243
Bank accounts in other currencies	5,250	15,155
Other	679	5,120

Total cash and cash equivalents of continuing operations	70,800	272,936
Cash and cash equivalents of discontinued operations	1,616	1,603

Total cash and cash equivalents	72,416	274,539

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

As of December 31, 2014, short-term deposits with an original maturity of less than 90 days in the amounts of $16,373, $6,444 and $280 were included in U.S. dollar bank accounts, Russian ruble bank accounts and Bank accounts in other currencies, respectively.

As of December 31, 2013, short-term deposits with an original maturity of less than 90 days in the amounts of $191,438, $6,294 and $280 were included in U.S. dollar bank accounts, Russian ruble bank accounts and Bank accounts in other currencies, respectively.

As of December 31, 2014, the amount of $1,283 was restricted for use by regulatory requirements.

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivables, net are comprised of:

	December 31, 2014	December 31, 2013
Domestic customers	267,478	491,550
Foreign customers	131,386	178,252

Total accounts receivable	398,864	669,802
Less allowance for doubtful accounts	(68,493)	(81,803)

Total accounts receivable, net	330,371	587,999

The following table summarizes the changes in the allowance for doubtful accounts for the years ended December 31:

	2014	2013	2012
Balance at beginning of year	(81,803)	(73,402)	(45,969)
Allowance for doubtful accounts	(34,812)	(10,165)	(22,528)
Accounts receivable written off	17,574	3,562	4,209
Effect of disposal of subsidiaries	6,730	(5,194)	—
Allowance for doubtful accounts of acquired entities	—	—	(7,784)
Translation difference	23,818	3,396	(1,330)

Balance at end of year	(68,493)	(81,803)	(73,402)

The increase in the allowance for doubtful accounts in 2014 was due to the deterioration in the collectibility of customers accounts receivable which was offset against the effect of receivables written off, disposal of subsidiaries and significant currency translation difference.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

7.	INVENTORIES

Inventories are comprised of:

	December 31, 2014	December 31, 2013
Finished goods	353,651	800,435
Raw materials and purchased parts	186,556	409,457
Work-in-process	100,464	197,976

Total inventories	640,671	1,407,868

As of December 31, 2014 and 2013, the write-down of inventories to their net realizable value following the related market price decreases was $35,814 and $68,486, respectively.

The change in the write-downs of inventories by segment for the years ended December 31 is presented below:

	2014	2013	2012
Steel segment	(2,726)	(3,556)	14,309
Mining segment.	7,924	6,017	18,399
Energy segment	581	953	(71)

Total change in the write-down of inventories	5,779	3,414	32,637

8.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets are comprised of:

	December 31, 2014	December 31, 2013
VAT and other taxes recoverable	94,225	241,902
Capitalized loan origination fees	72,946	51,190
Prepayments and advances for materials	45,403	60,602
Other receivables	14,185	44,265
Short-term loans issued	859	7,443
Promissory notes received	—	73
Other current assets	10,696	34,149

Total prepayments and other current assets	238,314	439,624

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The following summarizes the changes in the allowance for doubtful accounts included in prepayments, other current assets and advances for materials for the years ended December 31:

	2014	2013	2012
Balance at beginning of year	(34,867)	(18,616)	(13,007)
(Allowance) Recovery of allowance for doubtful accounts	(3,156)	1,003	(5,051)
Effect of disposal of subsidiaries	—	(20,334)	—
Other receivable written off	21,541	—	—
Translation difference	7,044	3,080	(558)

Balance at end of year	(9,438)	(34,867)	(18,616)

Generally in Russia, VAT related to sales is payable to the tax authorities on an accrual basis based upon invoices issued to the customer. VAT incurred on purchases may be reclaimed, subject to certain restrictions, against VAT related to sales. VAT related to purchase transactions, which is not yet reclaimable against VAT related to sales as of the balance sheet dates, is recognized in the balance sheets on a gross basis, i.e. as other current assets and taxes and social charges payable. As of December 31, 2014, the decrease in VAT and other taxes recoverable was due to effects of provision for not recoverable taxes at DEMP of $31,950, offset of prepaid income tax against taxes liabilities at SKCC of $33,754 and significant currency translation difference.

The capitalized origination fees on the Group’s loans in the amount of $72,946 and $51,190 as of December 31, 2014 and 2013, respectively, are being amortized using the effective interest method over the loan term. The capitalized origination fees are classified between short-term and long-term assets in a manner consistent with the related debt.

9.	LONG-TERM INVESTMENTS

Long-term investments are comprised of:

	December 31, 2014	December 31, 2013
Equity method investments	4,866	7,604
Other	1,276	—

Total investments in related parties	6,142	7,604
Available-for-sale securities	39	374
Cost method investments	2,812	8,393
Other	1,209	6,020

Total other long-term investments	4,060	14,787

Total long-term investments	10,202	22,391

The proceeds from sale of available-for-sale securities and the gross realized loss that have been included in earnings as a result of this sale in 2014 comprised $220 and $299, respectively ($1,108 and $3,787, respectively, in 2013).

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(a)	Equity method investments

Equity method investments are comprised of:

	Percent voting shares held at		Investment carrying value at
Investee	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Mechel Somani Carbon (Mining segment)	51%	51%	701	535
TPTU (Mining segment)	40%	40%	2,754	4,451
TRMZ (Mining segment)	25%	25%	1,411	2,401
BWS Bewehrungsstahl GmbH (Steel segment)	—	36%	—	217

Total equity method investments			4,866	7,604

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

The purchases resulted in 23,307 common shares and 16,039 preferred shares being held by the Group as of January 28, 2013. These shares represented 29.2% of the total share capital of Port Vanino, or 23.04% of the total common shares, which enabled the Group to have significant influence over the operations of the investee. This acquisition was accounted for using the equity method of accounting in accordance with ASC 810 and included within long-term investments in related parties starting from January 28, 2013 till October 23, 2013 when 21,892 common shares and 16,039 preferred shares were sold to a third party for 5.04 billion Russian rubles ($158,427). During this period, income earned by the Group on this investment amounted to $3,306 and was included in the carrying amount of the investment under the equity method of accounting. The remaining shares of Port Vanino were sold to third parties and a related party (Note 10(c)) in July 2013 (810 common shares or 0.60% of the total shares) and, in December 2013 (605 common shares or 0.45% of the total shares), for the aggregate consideration of $9,282.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

The core business of BWS Bewehrungsstahl GmBH is cutting and processing steel products. Cognor owned 36% of the shares of BWS Bewehrungsstahl GmBH until December 15, 2014. The shares of BWS Bewehrungsstahl GmBH were sold by the Group to third parties for the consideration of $93.

Summarized financial information on equity method investees as of December 31, 2014, 2013 and 2012 and for the years then ended is as follows:

Income data	2014	2013	2012
Revenues and other income	36,708	116,967	57,268
Operating income	1,144	17,508	3,664
Net income	480	12,051	2,101

Balance sheet data	At December 31, 2014	At December 31, 2013
Current assets	14,244	24,619
Non-current assets	5,485	9,520
Current liabilities	5,394	10,824
Non-current liabilities	376	623

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The following table shows movements in the equity method investments:

December 31, 2011	8,150

Investment in BWS Bewehrungsstahl GmBH	408
Disposal of RIKT	(822)
Translation difference	379
Dividends	(737)
Share in net income	475

December 31, 2012	7,853
Investment in Port Vanino	639,082
Disposal of Port Vanino	(642,389)
Effect of consolidation of former associate	(24)
Translation difference	(507)
Dividends	—
Share in net income	3,589

December 31, 2013	7,604

Disposal of BWS Bewehrungsstahl GmBH	(43)
Translation difference	(2,971)
Dividends	—
Share in net income	276

December 31, 2014	4,866

During the years ended December 31, 2014, 2013 and 2012, the Group received cash dividends of $nil, $nil and $737, respectively.

(b)	Cost method investments

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

During the years ended December 31, 2014, 2013 and 2012, the Group received the dividends from these investments in the total amount of $1, $285 and $25,981, respectively, that was recorded in Other (expenses) income, net (Note 23).

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(c)	Available-for-sale securities

Investments in available-for-sale securities were as follows as of December 31, 2014:

	Cost	Fair value	Unrealized gains	Unrealized losses
Equity securities	55	39	—	(16)

Total available-for-sale securities	55	39	—	(16)

Investments in available-for-sale securities were as follows as of December 31, 2013:

	Cost	Fair value	Unrealized gains	Unrealized losses
Equity securities	1,683	374	—	(1,309)

Total available-for-sale securities	1,683	374	—	(1,309)

As of December 31, 2014 and 2013, available-for-sale securities represented investments in equity securities of well-established Russian energy companies.

10.	RELATED PARTIES

During the years ended December 31, 2014, 2013 and 2012, the Group had the following transactions and current balances in settlement with related parties:

	2014				Balances at December 31, 2014
	Purchases	Sales	Other gain/(loss)	Financing provided (received), net	Receivable from	Payable to	Total outstanding, net
Related metallurgical plants	114,432	105,721	(32,076)	—	6,838	(13,835)	(6,997)
Metallurg-Trust	—	—	479	—	—	—	—
TPTU	4,435	90	—	—	12	(222)	(210)
TRMZ	2,103	1,985	—	—	179	(547)	(368)
Somani	17	—	—	—	847	(17)	830
Calridge Ltd.	—	3	(2,895)	—	4	—	4
Port Vanino	21,871	3,053	9	—	—	—	—
Coalmetbank	662	355	39	—	27	(42)	(15)
Controlling Shareholder	—	—	(206)	—	16	—	16
Other	2,632	803	(6,584)	—	1,380	(869)	511

Total	146,152	112,010	(41,234)	—	9,303	(15,532)	(6,229)

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

	2013				Balances at December 31, 2013
	Purchases	Sales	Other gain/(loss)	Financing provided (received), net	Receivable from	Payable to	Total outstanding, net
Related metallurgical plants	613,364	168,956	(517,685)	—	33,022	(75,448)	(42,426)
Metallurg-Trust	—	61,066	(195,656)	—	—	(1)	(1)
TPTU	5,888	161	—	—	5	(560)	(555)
TRMZ	2,063	1,879	—	—	253	(1,176)	(923)
Somani	1,420	—	—	—	1,231	—	1,231
Calridge Ltd.	—	1	564	—	3,863	—	3,863
Port Vanino	—	4,010	11,638	(204)	2,244	(221)	2,023
Controlling Shareholder	—	—	—	—	—	(29,466)	(29,466)
Other	956	998	(688)	—	16,174	(92)	16,082

Total	623,691	237,071	(701,827)	(204)	56,792	(106,964)	(50,172)

	2012
	Purchases	Sales	Other gain/(loss)	Financing provided (received), net
Related metallurgical plants	874,135	413,958	(853,911)	—
Metallurg-Trust	441	316,017	—	—
Usipar	32,351	—	—	—
TPTU	5,210	209	—	—
TRMZ	4,509	1,630	—	—
Somani	—	6,144	—	—
Other	405	359	(798)	3,902

Total	917,051	738,317	(854,709)	3,902

(a)	Transactions with the related metallurgical plants

In the second half of 2009, certain Russian and foreign metallurgical plants and trading companies, which were formerly part of the Estar Group or controlled by the Estar Group shareholders (“the related metallurgical plants”) became related parties to the Group through Mechel’s representation on the board of directors, management and other arrangements. In 2009, the companies that had business transactions with the Group were as follows: Volga Fest, Rostov Electrometallurgical Plant, Vostochnaya Mine, Experimental TES, Zlatoust Metallurgical Plant (“ZMP”), Guryevsk Metallurgical Plant (“GMP”), Volgograd Small Diameter Pipe Plant (“VSDPP”), and Engels Pipe Plant (“EPP”). In addition, in 2010, the Group started transactions with Donetsk Electrometallurgical Plant (“DEMP”), Invicta Merchant Bar, Metrus Trading GmbH, MIR Steel, Nytva, Estar Egypt for Industries. In 2012- 2014, the Group continued its operations with the related metallurgical plants, but, in 2013-2014, the volume of these transactions declined significantly. These transactions were carried out in the joint interest of both parties in expanding the Group’s operations and products range on the steel market and allowing the related metallurgical plants access to the Group’s strong supply and sales network.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

In August 2011, the Group acquired 100% of Invicta Merchant Bar Ltd., a steel plant located in Queenborough, the United Kingdom. In December 2011, the Group acquired DEMP (Note 4(c)).

During the years ended December 31, 2014, 2013 and 2012, the Group had the following transactions and current balances in settlement with the related metallurgical plants:

•	Re-selling of goods purchased by the Group either from third parties or entities of the former Estar group to the related metallurgical plants. Proceeds related to these sales amounted to $3,860, $25,869 and $222,794 in the years ended December 31, 2014, 2013 and 2012, respectively.

For part of such transactions, the Group determined that it functioned as a principal, and the amounts of $3,115, $14,304 and $211,154 were included in revenue from sale of goods in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2014, 2013 and 2012, respectively.

For the other part of such transactions, the Group determined that their results should be recognized as operating gains. Therefore, they are reported, net of related costs, within other operating income (expenses), net in the consolidated statements of operations and comprehensive income (loss) in the amount of $85, $1,455 and $1,845 for the years ended December 31, 2014, 2013 and 2012, respectively.

•	Revenues from sales of products manufactured by the Group and services rendered to the related metallurgical plants amounted to $102,605, $154,653 and $202,805 for the years ended December 31, 2014, 2013 and 2012, respectively.

•	Cost of the related metallurgical plants’ products used in the Group’s production amounted to $32,516, $100,201 and $104,978 for the years ended December 31, 2014, 2013 and 2012, respectively.

•	Cost of goods produced by the related metallurgical plants and further sold by the Group to third party customers amounted to $81,915, $513,163 and $769,157, including transportation costs, for the years ended December 31, 2014, 2013 and 2012, respectively. For such transactions, the Group determined that it functioned as a principal, and the amounts of $83,149, $570,511 and $847,745 were included in revenue from the sale of goods in the consolidated statement of operations and comprehensive income (loss) for the years ended December 31, 2014, 2013 and 2012, respectively.

The related metallurgical plants used raw materials and semi-finished goods purchased from the Group in their production. The Group concluded that its sales to the related metallurgical plants and the Group’s purchases from these entities were not in contemplation with each other and are reported separately in the statement of operations and comprehensive income (loss).

In the second half of 2011, the Group’s operations with certain related metallurgical plants (namely VSDPP, EPP and MIR Steel) started to be carried out on tolling terms. In 2013, such operation started with other related metallurgical plants (namely ZMP, GMP, Nytva). Revenues from sales of products (steel pipe, basis steel coils and sheets, long steel) manufactured by the related metallurgical plants for the Group under the tolling agreements amounted to $151,105, $331,419 and $413,087 for the years ended December 31, 2014, 2013 and 2012, respectively. The related cost of goods sold for these transactions amounted to $137,288, $333,963 and $403,492 for the years ended December 31, 2014, 2013 and 2012, respectively. This cost includes cost of tolling services provided by the related metallurgical plants of $27,772, $57,319 and $47,351 for the years ended December 31, 2014, 2013 and 2012, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

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

As of December 31, 2012, the loan balance amounted to $896,445, out of which $15,405 represented interest accrued on extended loan. The interest accrued on the loan amount before the extension was repaid in full. During the year ended December 31, 2013, $5,000 were repaid and the owners of the related metallurgical plants returned the security deposit paid by the Group in the end of 2012 for the acquisition of some assets pledged under the loan agreement.

The Group evaluates the recoverability of the loan amount based on the fair value of the pledged assets which, as of December 31, 2014 and 2013, was $nil. This resulted in a $832,013 and $888,015 provision for amounts due from related parties under this loan as of December 31, 2014 and 2013, respectively. The Group has not taken possession of assets provided as collateral because these entities are burdened with substantial amount of debt.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

During the years ended December 31, 2014, 2013 and 2012, the Group had the following transactions and current balances in settlement with the related metallurgical plants:

	2014	2013	2012
Revenues
Steel segment products sales	68,201	103,825	346,938
Mining segment products sales	258	1,956	3,981
Other revenues*	37,262	63,175	63,039

Total revenues	105,721	168,956	413,958

Costs and expenses
Cost of goods for resale, production and operating expenses	106,031	588,755	842,253
Transportation expenses	8,401	24,609	31,693
Other expenses/(gains)	(349)	—	189
Provision for amounts due from related metallurgical plants	32,425	517,724	919,113

Total expenses	146,508	1,131,088	1,793,248

*	including power segment sales and services provided to related metallurgical plants by all segment companies.

As of December 31, 2014 and 2013, the Group had the following current balances in settlement with related metallurgical plants:

	December 31, 2014	December 31, 2013
Assets
Trade accounts receivable	6,544	17,073
Prepayments and other current assets	294	15,949

Total assets	6,838	33,022

Liabilities
Trade accounts payable	13,488	74,384
Advanced received and other payables	309	1,043
Long term payables	38	21

Total liabilities	13,835	75,448

As of December 31, 2014 and 2013, the amounts of trade accounts receivable and prepayments and other current assets were reduced by $508,083 and $544,478, respectively, of allowance for doubtful accounts. The allowance for doubtful accounts was recognized based on the Group’s estimates of future cash inflows from these balances. As of December 31, 2014 and 2013, the amounts of accounts receivable fully covered by the allowance included amounts receivable of $431,723 and $470,809, respectively, described below. In December 2013, the Group, related party (an entity wholly owned by the Controlling Shareholder) and the related metallurgical plants signed an assignment agreement. Under that agreement, the Group assigned to its related party the right to collect amounts due from the related metallurgical plants with the nominal value of $470,809, and the related party is to repay this amount to the Group through November 2017.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Inventories in stock purchased from these entities amounted to $10,206 and $38,443 as of December 31, 2014 and 2013, respectively.

(b)	Metallurg-Trust

In 2010, the Group started transactions with a trading company, Metallurg-Trust, a party which can be significantly influenced by the Group through business relationships. Metallurg-Trust is mostly involved in reselling the goods produced by the Russian metallurgical plants described in Note 10(a) above on the domestic market and supplying raw materials and semi-finished goods.

During the years ended December 31, 2014, 2013 and 2012, the Group’s sales of pig iron, semi-finished goods, coal and chrome produced by the Group’s entities for further supply to the Russian metallurgical plants mentioned above to Metallurg-Trust amounted $nil, $61,066 and $316,017, respectively.

As of December 31, 2014 and 2013, the amounts of accounts receivable from Metallurg-Trust fully covered by the allowance were $110,391 and $190,388, respectively. The allowance was created against the amount of trade receivables based on the Group’s expectation of future cash inflows.

(c)	Port Vanino

During the year ended December 31, 2013, the Group sold all of its shares of Port Vanino (Note 9). The ordinary shares were partly sold to the Group’s related parties: the Controlling Shareholder and Calridge Ltd., a company wholly owned by the Controlling Shareholder, for $5,950 (0.67% of the total shares or 0.9% of the total common shares) and $3,969 (0.45% of the total shares or 0.6% of the total common shares), respectively. As of December 31, 2013, the outstanding balance from Calridge Ltd. to the Group amounted to $3,863. As of December 31, 2014, the outstanding balance from Calridge Ltd. to the Group amounted to $2,250 and it was fully covered by the allowance. In June 2014, the Group recalled some of its representatives from the Board of Directors of Port Vanino and since that date Port Vanino is no longer considered to be a related party to the Group.

In August 2013, the Group received short-term ruble-denominated loan from Port Vanino in the amount of $13,722 at interest rate of 9.6% p.a. As of December 31, 2013, the Group’s liability under this debt in the amount of $221 was included in payables to related parties, the loan was fully repaid in 2014. The amount of interest expenses incurred under this loan totaled $286 for the year ended December 31, 2013.

As of December 31, 2013, the Group had receivables from Port Vanino in the amount of $2,244. During the period from January through May 2014 and the year ended December 31, 2013, the Group’s sales of raw material and transportation services to Port Vanino amounted to $3,053 and $4,010, respectively, the Group’s purchases of services from Port Vanino amounted to $21,817 and $nil, respectively. Other income earned by the Group from transactions with Port Vanino comprised $2,274 during the year ended December 31, 2013.

(d)	Usina Siderurgica do Para Ltda (Usipar)

Usipar is a steel company located in Brazil, owned by the Controlling Shareholder, and it became a related party of the Group in September 2010. During the years ended December 31, 2014, 2013 and 2012, the Group’s

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

purchases of pig iron from Usipar amounted $nil, $ nil and $32,351, respectively, and the Group’s sales of coke and other raw materials to Usipar amounted $nil, $nil and $ nil, respectively. The Group further sold such pig iron to third party customers. For such transactions, the Group determined that it functioned as a principal, and the amounts of $nil, $ nil and $34,820 were included in revenue from the sale of goods in the consolidated statement of operations and comprehensive income (loss) for the years ended December 31, 2014, 2013 and 2012, respectively.

As of December 31, 2014 and 2013, the Group had no trade accounts receivable from Usipar either prepayments made to Usipar. During the year ended December 31, 2012, Usipar repaid all amounts due to the Group.

(e)	Tomusinskiy Transportation Management Center (TPTU)

The Group subsidiaries own 40% of the ordinary shares in TPTU, which provides transportation services. During the years ended December 31, 2014, 2013 and 2012, the Group purchased transportation services in the amounts of $4,435, $5,888 and $5,210, respectively.

(f)	Tomusinskiy Auto Repair Shop (TRMZ)

The Group subsidiaries own 25% of the ordinary shares in TRMZ, which provides auto repair services. During the years ended December 31, 2014, 2013 and 2012, the Group purchased repair services in the amounts of $2,103, $2,063 and $4,509, respectively.

(g)	Coalmetbank

Coalmetbank (formerly referred to as Uglemetbank) is a middle size regional bank, which provides cash settlement services for the Group. The Group treats Coalmetbank as a related party to the Group from the second half of 2014 because part of its shares is owned by the Group’s key management and the Controlling Shareholder. During the period when Coalmetbank was a related party in 2014, the Group’s purchases of banking services amounted to $662. The outstanding cash balance in Coalmetbank was $38,802 as of December 31, 2014.

(h)	Other

During the year ended December 31, 2013, the Group signed a number of re-assignment agreements with respect to the accounts receivable due from the related metallurgical plants and Metallurg-Trust in the total amount of $99,367. The Group disclosed the balances due from assignees as receivables from related parties. As a result of the re-assignment transactions, the Group received cash of $81,285. As of December 31, 2013, the balance due from related parties amounted to $18,082 and was to be paid within 180-365 days from the date of the agreement. As of December 31, 2014, the balance due from related parties amounted to $5,084 and was provided for based on the Group’s expectation of future cash inflows. The re-assignment transactions had no effect on the consolidated statement of operations and comprehensive income (loss) for the years ended December 31, 2014 and 2013.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

11.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net are comprised of:

	At December 31, 2014	At December 31, 2013
Land	48,601	93,992
Buildings and constructions	993,251	1,451,860
Transfer devices	69,466	118,563
Operating machinery and equipment	1,578,227	2,480,728
Transportation equipment and vehicles	555,529	903,342
Tools, furniture, fixtures and other	45,971	53,355

	3,291,045	5,101,840
Less: accumulated depreciation	(1,333,406)	(2,012,800)

Operating property, plant and equipment, net	1,957,639	3,089,040
Mining plant and equipment	220,106	365,315
Less: accumulated depletion	(46,234)	(73,435)

Mining plant and equipment, net	173,872	291,880
Construction-in-progress	1,812,916	3,345,196

Property, plant and equipment, net	3,944,427	6,726,116

Included within construction-in-progress are advances to suppliers of equipment of $30,267 and $60,872 as of December 31, 2014 and 2013, respectively. During the years ended December 31, 2014 and 2013, the Group incurred interest expenses of $938,071 and $968,029, respectively, of which interest capitalized in the cost of property, plant and equipment was $144,843 and $227,429, respectively. The depreciation charge amounted to $322,747 and $366,850 for the years ended December 31, 2014 and 2013, respectively.

Mining plant and equipment, net included mining construction in progress in the amount of $97,043 and $152,075 as of December 31, 2014 and 2013, respectively.

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

Property, plant and equipment, net includes capitalized costs related to the Elga project (construction-in-progress as well as mining plant and equipment and operating property, plant and equipment). The amount of capitalized costs related to the Elga project (coal deposit complex, railroad, bridges, roads, etc.) were $1,678,976 and $2,515,707 as of December 31, 2014 and 2013, respectively. The decrease in capitalized costs of the Elga project is related to devaluation of the Russian ruble against the U.S. dollar.

The Group decided to abandon and dispose of certain production equipment as a result of changes in its production strategy. For the year ended December 31, 2014, the loss resulting from write-off of equipment amounted to $17,395 out of which $8,560, $5,975 and $2,860 related to the Mining, Steel and Energy segments, respectively. For the year ended December 31, 2013, the loss resulting from the write-off of equipment amounted to $17,254 out of which $16,358 and $896 related to the Mining and Steel segments, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

According to the results of the impairment analysis of long-lived assets, impairment losses of $120,237, $177,417 and $245,908 were recognized by the Group for the years ended December 31, 2014, 2013 and 2012, respectively (Note 24).

12.	MINERAL LICENSES, NET

Mineral licenses, net are comprised of the following:

	December 31, 2014	December 31, 2013
Coal deposits	942,556	1,620,693
Iron ore deposits	48,703	83,868
Limestone deposits	1,539	2,645
Quartzite deposits	166	286

Mineral licenses before depletion	992,964	1,707,492
Accumulated depletion	(273,013)	(414,022)

Mineral licenses, net	719,951	1,293,470

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

To determine the value of the mineral licenses as of December 31, 2014, the Group used quantities of underlying mineral assets, production data and other factors, including economic viability and any new exploration data.

The Group’s mining segment production activities are located within Russia. The Group’s mineral reserves and deposits are situated on the land belonging to government and regional authorities. Mining minerals require a subsoil license from the state authorities with respect to identified mineral deposits. The Group obtains licenses from such authorities and pays certain taxes to explore and produce from these deposits. These licenses expire up to 2037, with the most significant licenses expiring between 2016 and 2024, and management believes that they may be extended at the initiative of the Group without substantial cost. Management intends to extend such licenses for deposits expected to remain productive subsequent to their license expiry dates.

The Group holds the license for the development of the Elga coal deposit, located in the Far Eastern part of the Russian Federation. The current license expires in 2020 and is subject to renewal conditioned upon complying with certain commitments and obligations undertaken by the Group under the Purchase and Sales Agreement and the license requirements. The license terms were amended in June 2013, and the Group is required to meet the following construction deadlines and operational milestones: (a) complete construction of the first phase of the Elga coal complex by August 1, 2017; (b) reach annual coal production capacity of 9.0 million tonnes by August 1, 2018; (c) reach annual coal production capacity of 18.0 million tonnes by

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

December 31, 2021; and (d) commission a coal washing plant with an annual capacity of 9.0 million tonnes by December 31, 2017. All amendments of the terms of the license were approved by the Ministry of Natural Resources and Ecology.

The Group has significant commitments for the construction of the railway (Note 26). Management believes that as of the date when the financial statements were issued, the Group is in compliance with the requirements and commitments set by the license.

13.	OTHER NON-CURRENT ASSETS

Other non-current assets are comprised of the following:

	December 31, 2014	December 31, 2013
Advance payment to non state pension fund	9,866	17,177
Intangible assets, net	8,898	14,226
Deferred assets from sale and lease back	7,175	11,582
Capitalized loan origination fees	921	82,375
Other	3,593	2,501

Total other non-current assets	30,453	127,861

As of December 31, 2014 and 2013, advanced payments of $9,866 and $17,177 were made by Yakutugol in terms of agreed pension benefit program to Mechel Fund non-state pension funds (Note 17).

As of December 31, 2014 and 2013, the gross carrying amount of intangible assets was $15,281 and $21,289, respectively. As of December 31, 2014 and 2013, the accumulated amortization of intangible assets was $6,383 and $7,063, respectively.

As of December 31, 2014 and 2013, the amounts of $921 and $71,815, respectively, related to capitalized origination fees on bank loans that were recorded as a non-current asset, and are being amortized using the effective interest method over the loan term (Note 14). The capitalized origination fees are classified between short-term and long-term assets in a manner consistent with the related debt. The Export Credit Agency (“ECA”) fees capitalized within loan origination fees amounted to $nil and $10,560 as of December 31, 2014 and 2013, respectively. The ECA fees are the export credit insurance cover issued by the respective Export Credit Agency acting as an intermediary between national governments and exporters to issue export financing.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

14.	DEBT

	December 31, 2014		December 31, 2013
Short-term borrowings and current portion of long-term debt	Amount	Rate p.a., %	Amount	Rate p.a., %
Russian ruble-denominated:
Banks and financial institutions	205,094	8.0-27.0	201,836	9.0-15.3
Bonds issue	48,075	13.5	—	—
Corporate lenders	1,154	6.4	2,397	8.3-10.0

Total	254,323		204,233

U.S. dollar-denominated:
Banks and financial institutions	4	—	128,771	2.3-8.0

Total	4		128,771

Euro-denominated:
Corporate lenders	3,160	2.8	4,833	2.8

Total	3,160		4,833

Kazakh tenge-denominated:
Banks and financial institutions	—	—	10,416	9.5

Total	—		10,416

Turkish lira-denominated:
Banks and financial institutions	—	—	2,126	9.0

Total	—		2,126

Czech krona-denominated:
Corporate lenders	487	2.5	—	—

Total	487		—

Total short-term borrowings	257,974		350,379
Current portion of long-term debt including debt with loan covenant violations of $4,297,512 in 2014	6,420,575		1,127,775

Total short-term borrowings and current portion of long-term debt including debt with loan covenant violations	6,678,549		1,478,154

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The weighted average interest rate of the ruble-denominated short-term borrowings as of December 31, 2014 and 2013 was 14.3% and 9.4% p.a., respectively. The weighted average interest rate of the U.S. dollar-denominated short-term borrowings as of December 31, 2013 was 7.1% p.a. The weighted average interest rate of the euro-denominated short-term borrowings as of December 31, 2014 and 2013 was 2.8% p.a. The weighted average interest rate of the Kazakh tenge-denominated short-term borrowings as of December 31, 2013 was 9.5% p.a. The weighted average interest rate of the Turkish lira-denominated short-term borrowings as of December 31, 2013 was 9.0% p.a. The weighted average interest rate of the Czech krona-denominated short-term borrowings as of December 31, 2014 was 2.5% p.a.

	December 31, 2014		December 31, 2013
Long-term debt, net of current portion:	Amount	Rate p.a., %	Amount	Rate p.a., %
Russian ruble-denominated:
Banks and financial institutions	2,205,472	10.1-35.6	3,845,766	7.5-14.6
Bonds issue	309,447	8.4-13.0	1,306,303	8.3-13.0
Corporate lenders	65	6.4	189	—

Total	2,514,984		5,152,258

U.S. dollar-denominated:
Syndicated loan	1,003,964	5.7-7.7	1,003,964	5.7
Banks and financial institutions	2,462,144	1.6-10.0	1,877,063	1.7-10.9
VEB	167,288	8.0	—	—

Total	3,633,396		2,881,027

Euro-denominated:
Banks and financial institutions	438,727	1.0-5.7	607,300	1.1-6.8

Total	438,727		607,300

Turkish lira-denominated:
Banks and financial institutions	—	—	467	8.5

Total	—		467

Total long-term obligations	6,587,107		8,641,052
Less: current portion including reclassification of $4,297,512 with loan covenant violations in 2014	(6,420,575)		(1,127,775)

Total long-term debt, net of current portion	166,532		7,513,277

The weighted average interest rate of the ruble-denominated long-term borrowings as of December 31, 2014 and 2013 was 19.1% and 10.9% p.a., respectively. The weighted average interest rate of the U.S. dollar-denominated long-term borrowings as of December 31, 2014 and 2013 was 7.4% and 6.6% p.a., respectively. The weighted average interest rate of the euro-denominated long-term borrowings as of December 31, 2014 and 2013 was 2.7% and 3.1% p.a., respectively. The weighted average interest rate of the Turkish lira-denominated long-term borrowings as of December 31, 2013 was 8.5% p.a.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Aggregate scheduled maturities of the debt outstanding as of December 31, 2014, are as follows:

Payable by
2015 (current portion)	6,678,549
2016	165,560
2017	243
2018	243
2019	243
Thereafter	243

Total	6,845,081

The unused portion under all credit facilities as of December 31, 2014 and 2013 was $33,403 and $280,829, respectively. As of December 31, 2014, the Group’s credit facilities provided aggregated borrowing capacity of $6,878,484, of which $6,678,549 expires within a year.

The outstanding balances of short-term and long-term debt by denominated currencies and major banks as of December 31, 2014 and 2013 were as follows:

	December 31, 2014	December 31, 2013
Short-term and long-term debt	Amount	Amount
Russian ruble-denominated:
VTB	1,114,957	1,742,026
Gazprombank	599,538	992,550
Sberbank	583,187	1,220,212
Bonds	357,522	1,306,303
Uralsib	60,070	—
Eurasian Development Bank	37,343	71,322
Other	16,690	24,078

Total	2,769,307	5,356,491

U.S. dollar-denominated:
Gazprombank	1,388,889	1,313,153
Syndicated credit facility	1,003,964	1,003,964
Sberbank	777,981	100,000
VEB	167,288	33,348
BNP Paribas	154,869	168,948
MCB	105,000	105,000
Raiffeisen Bank	29,600	43,250
Alfa-bank	—	150,000
UniCredit Bank (former Bayerische Hypo-und-Vereinsbank)	—	51,429
ING Bank	—	19,260
Uralsib	—	10,000
Other	5,809	11,446

Total	3,633,400	3,009,798

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

	December 31, 2014	December 31, 2013
Short-term and long-term debt	Amount	Amount
Euro-denominated:
BNP Paribas (formerly Fortis)	187,923	227,733
UniCredit Bank (former Bayerische Hypo-und-Vereinsbank)	53,204	67,305
Banca Nazionale del Lavoro (formerly Fortis)	52,871	66,295
ING Bank	38,924	47,844
VTB	33,866	44,929
Gazprombank	18,829	37,098
Raiffeisen Bank	7,257	10,260
Uralsib	—	48,090
Other	49,013	62,579

Total	441,887	612,133

Kazakh tenge-denominated:
Sberbank	—	10,416

Total	—	10,416

Turkish lira-denominated:
Other	—	2,593

Total	—	2,593

Czech krona-denominated:
Other	487	—

Total	487	—

Total short-term and long-term debt including debt with loan covenant violations in 2014	6,845,081	8,991,431

(a)	Revolving credit lines

In 2010-2014, the Group negotiated revolving credit agreements providing for unrestricted borrowings up to $508,307 with several banks. These revolving credit lines allow the Group to withdraw, repay and re-draw in the agreed amounts, timing and number of times until the arrangement expires. Borrowings bear interest at 4.4-12.4% p.a., and are continuously renewable at the Group’s option for 1-3 years provided there is compliance with the terms of the agreement.

As of December 31, 2014, the Group does not intend to renew obligations incurred under those agreements for a period extending beyond one year from the balance sheet date.

(b)	Syndicated loan

In September 2010, the Group executed a $2,000,000 syndicated pre-export facility agreement and refinanced its remaining debt obligations under previously obtained credit facilities. The facility was split between CMP, SKCC, SUNP and Yakutugol in the amounts of $95,238, $857,143, $190,476 and $857,143,

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

respectively. The facility was drawn in two tranches, a 3-year and a 5-year tranche in the amount of $800,000 and $1,200,000, respectively. The repayment was scheduled in monthly installments after the 9 and 15 month grace periods, respectively. The credit facility bears interest at a rate of LIBOR plus 4.0-5.8% p.a.

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

In December 2012, the Group’s subsidiaries Yakutugol and SKCC and a syndicate of banks coordinated by ING Bank N.V., Société Générale, UniCredit, JSCB Rosbank and ABN AMRO Bank N.V entered into an amendment and restatement agreement to the existing pre-export facility agreements for a total amount of $1,003,964. The amendments provide that the loan, which was in a monthly repayment phase, will be repayable in equal monthly installments from December 2013 through August 2015. CMP and SUNP repaid the facility in the amount of $252,275 by the end of December 2012.

In December 2013, the Group’s subsidiaries Yakutugol and SKCC and the syndicate of banks signed an amendment agreement that extends the grace period and maturity from December 2013 and August 2015, respectively, till December 2014 and December 2016, respectively. As of December 31, 2013, it bore interest at LIBOR plus 5.5% p.a. As of December 31, 2014, it bears interest at LIBOR plus 5.5% p.a. and LIBOR plus 7.5% p.a. on the outstanding balances of $963,805 and $40,159, respectively. The increased interest rate is applied to the overdue amounts. As of December 31, 2014, the Group’s overdue interest on syndicated credit facilities amounted to $14,920. The Group is currently negotiating the refinancing of this overdue amount with the syndicate of banks.

(c)	VTB facilities

During 2008, VTB provided a short-term ruble-denominated loan to the Group’s subsidiaries (CMP, SKCC and Yakutugol) bearing interest at 12.0% p.a., which was increased by the bank in November 2009 up to 14.6% p.a. for Yakutugol and SKCC and up to 14.0% p.a. for CMP.

In September 2010, the interest rate was decreased to 9.8% p.a. for SKCC. In April 2011, the interest rate was decreased to 8.4% p.a. for SKCC and Yakutugol. In accordance with an amendment to the agreement, the loan should have been repaid in November 2012. In April 2012, VTB signed an amendment resulting in a repayment of the facility in four equal installments starting from July 2014 through April 2015.

The interest rate was agreed to be MosPrime plus 4.5% p.a. In 2013, the interest rate was decreased to MosPrime plus a margin 3.8% p.a. In April 2014, SKCC’s and Yakutugol’s loans were converted into U.S. dollar-denominated loans of $292,020 and $169,779, respectively, bearing interest at LIBOR plus 4.8% p.a. In July 2014, SKCC’s and Yakutugol’s loans were refinanced and converted into ruble-denominated loans. The amendment extended the grace period and maturity from April 2015 through April 2018, bearing fixed interest at 12.5% p.a. The outstanding balance as of December 31, 2014 and 2013 was $281,307 and $415,531, respectively. The Group is involved in litigations with VTB in connection with such a conversion (Note 26 (d)).

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

In May 2014, the Group refinanced the outstanding balance of VTB facility in the amount of 1.6 billion rubles ($28,435) received by SKCC. The amendment resulted in a new repayment schedule of the facility in 13 equal payments starting from April 2015 through April 2018. In 2014, the interest rate was agreed to be MosPrime plus a margin of 5.7% p.a. The outstanding balance as of December 31, 2014 and 2013 was $28,435 and $72,525, respectively.

In April 2013, the Group entered into a 40 billion Russian rubles ($1,281,698 as of the date of agreement) credit facility agreement with VTB for a period of 5 years. The interest rate was agreed to be MosPrime plus 4.95% p.a. The facility allows a 15-month grace period and is to be repaid in equal installments on a quarterly basis. The proceeds were used to refinance existing indebtedness with VTB Bank as well as to refinance other obligations of the companies within the Group (including redemption of ruble bonds). The outstanding balance as of December 31, 2014 and 2013 was $724,046 and $1,230,422, respectively (including outstanding interest accrued in the amount of $13,042 and $8,272 as of December 31, 2014 and 2013, respectively).

In April 2014, the Group and VTB agreed on conditions of restructuring and refinancing of various ruble-denominated credit facilities amounting in aggregate to $1,357,979 (at exchange rates as of the dates of agreements) maturing in four years with a grace period till April 2015. The interest rate remained unchanged under the most credit tranches. In addition, in May 2014, VTB provided a loan to redeem the bonds in the amount of 3.8 billion Russian rubles ($67,288) bearing interest at MosPrime plus 5.7% p.a. On December 19, 2014, the MosPrime 3-month rate increased to 29.93% p.a. resulting in a significant increase in nominal interest rate.

During 2010-2014, VTB also provided euro-denominated long-term and short-term loans to the Group, bearing interest at 5.3% p.a. The outstanding balance as of December 31, 2014 and 2013 was $33,866 and $44,929, respectively.

As of December 31, 2014, the Group had the overdue interest on VTB credit facilities in the amount of $90,228. The Group is currently negotiating the settlement process for the overdue amount with VTB. The amount of fines and penalties on the overdue amounts was $19,994 as of December 31, 2014.

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

In April 2013, Yakutugol and SKCC signed new loan agreements for the $889,000 U.S. dollar-denominated credit facilities resulting in a rescheduling of outstanding short-term balances of $202,443 and $250,000, respectively, maturing in five years with a three year grace period and bearing interest at 7.5% p.a. Yakutugol’s outstanding balance as of December 31, 2014 and 2013 was $488,889 and $461,889, respectively, and unused portion as of December 31, 2013 was $27,111.

SKCC’s outstanding balance as of December 31, 2014 and 2013 was $400,000 and $351,264, respectively, and unused portion as of December 31, 2013 was $48,736.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

In April 2012, Yakutugol and SKCC also signed loan agreements with Gazprombank for credit facilities in the amount of $500,000 maturing in five years with a three year grace period bearing interest at 7.5% p.a. The outstanding balance remained unchanged and amounted $500,000 as of December 31, 2014 and 2013.

The obligations under the credit agreement are guaranteed by Mechel OAO, Mechel Mining OAO, SKCC and Yakutugol.

As of December 31, 2014, the Group’s overdue principal amount and overdue interest on Gazprombank credit facilities amounted to $42,000 and $42,780, respectively. The Group is currently negotiating the refinancing and settlement process of these overdue amounts with Gazprombank.

(e)	Sberbank facilities

On October 9, 2012, Sberbank opened four credit lines to SKCC in the total amount of 24 billion Russian rubles ($772,258 as of the dates when facilities were obtained) for the purpose of working capital financing. In December 2013, the conditions of two agreements of 16 billion Russian rubles were changed. Two credit lines of 12.9 billion rubles were separated, and a cross currency option was included in these credit lines. Conditions under the remaining two credit lines of 3.1 billion rubles were not changed, the aggregate number of credit lines increased from four to six. The repayment should be made in eight equal installments starting from December 2015 through October 2017. In December 2014, 20.9 billion Russian rubles ($677,980 at strike exchange rates under the agreements) were converted into U.S. dollars based on the cross currency option contract with Sberbank (Note 15). As of December 31, 2014 and 2013, the outstanding balance was $733,084 and $692,329, respectively.

Interest is payable at a floating rate varying from 12.1% p.a. to 13.1% p.a. for two of six credit lines denominated in rubles and from 10.0% p.a. to 11.0% p.a. for other four credit lines denominated in U.S. dollars. Prior to conversion of Russian rubles to U.S. dollars the credit lines bore interest at 10.5% p.a. to 11.5% p.a. The rate applicable to each loan depends on the ratio of SKCC’s revenue and the current amount of the liabilities under the loan. As of December 31, 2014, the interest rates were 10.0% p.a for credit lines denominated in U.S. dollars and 12.1% p.a. for credit lines denominated in Russian rubles. The obligations under the credit line agreement are guaranteed by Yakutugol, Mechel Mining OAO and Mechel OAO.

In addition to a 24 billion Russian rubles ($772,258 at exchange rates as of the dates when facilities were obtained) credit facility, during 2009-2014, Sberbank provided long-term and short-term ruble, U.S. dollar, Kazakh tenge and euro-denominated loans to the Group’s subsidiaries bearing interest at 6.2-12.4% p.a. The outstanding balance as of December 31, 2014 and 2013 was $413,005 and $638,299, respectively.

In February 2014, Sberbank provided a loan to redeem the bonds in the amount of 12 billion rubles ($215,079) bearing interest at 12.0% p.a.

As of December 31, 2014, the Group’s overdue principal amount and overdue interest on Sberbank credit facilities amounted to $5,900 and $35,733, respectively. The Group is currently negotiating the refinancing and settlement process of these overdue amounts with Sberbank.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(f)	VEB facility

On October 24, 2013, Elgaugol OOO (“Elgaugol”) and the Russian State Corporation “The Bank for Development and Foreign Economic Affairs” (“VEB”) signed an agreement for a short-term $150,000 credit facility falling due in April 2014. The credit facility was fully drawn in 2014. This bridge facility is the first tranche of a $2.5 billion VEB financing for the Elga coal project approved by the VEB’s Supervisory Board in September 2013. The use of proceeds under the facility is limited to the development of the Elga coal project. The facility bears interest at 8% p.a. In March 2014, the Group signed two other agreements with VEB for the remaining tranches financing for the Elga coal project and refinancing the current debt under bridge facility. In 2014, the Group obtained $20,850 for a payment of commission fee to receive the credit line of $2.5 billion.

Elgaugol’s outstanding balance as of December 31, 2014 and 2013 was $167,288 and $33,348, and unused portion as of December 31, 2014 and 2013 was $nil and $116,652, respectively. The Group is currently negotiating the refinancing of the overdue balance of $146,438 with the bank.

(g)	Bonds

On July 30, 2009, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($159,154 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 3 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 19% p.a. The interest rate for the second to the twelfth coupon periods is set as equal to that of the first period. The interest rate for the thirteenth to the sixteenth coupon periods was set at 11.3% p.a. The interest rate for the seventeenth to the twenty-second coupon periods was set at 13% p.a. The interest rate for the twenty-third to the twenty-fourth coupon periods was set at 8% p.a. The interest rate for the twenty-fifth to the twenty-eight coupon periods is set by the Group and made public 5 days before the respective coupon period starts. Bondholders have an option to demand repayment of the bonds each half a year at par value starting January 26, 2015. The obligatory redemption date is July 21, 2016. Bonds are secured by a guarantee issued by Yakutugol. The costs related to the issuance of bonds in the amount of $1,901 were capitalized and were amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2014 was $16,940 and is classified as current debt as the Group had ability and intent to pay off the bonds in case of early redemption. On January 26, 2015, these bonds were redeemed in the amount of $5,783.

On September 7, 2010, Mechel OAO issued two 5,000,000 ruble-denominated bonds in an aggregate principal amount of 10 billion Russian rubles ($327,042 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 10.0% p.a. The interest rate for the second to the tenth coupon periods is set as equal to that of the first period. The interest rate for the eleventh to twentieth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting September 3, 2015. The obligatory redemption date is August 25, 2020. The costs related to the issuance of bonds in the amount of $808 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2014 was $105,055 and is classified as current debt as the Group had ability and intent to pay off the bonds in case of early redemption.

On February 22, 2011, Mechel OAO made two issues of 5,000,000 ruble-denominated bonds each in an aggregate principal amount of 10 billion Russian rubles ($342,996 as of the placement date). The bonds were

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 8.3% p.a. The interest rate for the second to the sixth coupon periods is set as equal to that of the first period. The interest rate for the seventh to eight coupon periods is set at 13% p.a. The interest rate for the ninth to eleventh coupon periods is set at 8% p.a. The interest rate for the twelfth to twentieth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The costs related to the issuance of bonds in the amount of $2,061 were capitalized and are amortized to interest expense over the redemption date of bonds. The obligatory redemption date is February 9, 2021. The bondholders have an option to demand repayment of the bonds at par value starting February 19, 2015. The balance outstanding as of December 31, 2014 was $32,850 and is classified as current debt as the Group had ability and intent to pay off the bonds in case of early redemption. On February 24, 2015 these bonds were redeemed in the amount of $661.

On June 9, 2011, Mechel OAO made two issues of 5,000,000 ruble-denominated bonds each in an aggregate principal amount of 10 billion Russian rubles ($361,210 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 8.4% p.a. The interest rate for the second to the tenth coupon periods is set as equal to that of the first period. The interest rate for the eleventh to twentieth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting June 6, 2016. The obligatory redemption date is May 27, 2021. The costs related to the issuance of bonds in the amount of $1,095 were capitalized and are amortized to interest expense over the redemption date of bonds. The balance outstanding as of December 31, 2014 in the amount of $106,379 is classified as long-term debt.

On June 14, 2011, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($179,916 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 8.4% p.a. The interest rate for the second to the tenth coupon periods is set as equal to that of the first period. The interest rate for the eleventh to twentieth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting June 9, 2016. The obligatory redemption date is June 1, 2021. The costs related to the issuance of bonds in the amount of $487 were capitalized and are amortized to interest expense over the redemption date of bonds. The balance outstanding as of December 31, 2014 in the amount of $58,684 and is classified as long-term debt.

On February 14, 2012, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($167,295 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 10.3% p.a. The interest rate for the second to the fourth coupon periods is set as equal to that of the first period. The interest rate for the fifth to sixth coupon periods is set at 13% p.a. The costs related to the issuance of bonds in the amount of $573 were capitalized and are amortized to interest expense over the redemption date of bonds. The bondholders have an option to demand repayment of the bonds at par value starting February, 2014. The obligatory redemption date is February 10, 2015. The balance outstanding as of December 31, 2014 was $37,614 and is classified as current debt as the Group had ability and intent to pay off the bonds in case of early redemption. The bonds were redeemed on February 10, 2015 in full amount.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(h)	Other loans

In addition to U.S. dollar-denominated credit facility issued for Yakutugol and SKCC, Gazprombank provided long-term ruble and euro-denominated loans to the Group’s subsidiaries bearing interest at 5.4-14.0% p.a. The outstanding balances as of December 31, 2014 and 2013 were $618,367 and $1,029,647, respectively. As of December 31, 2014, the Group’s overdue principal amount and overdue interest on these Gazprombank credit facilities amounted to $88,622 and $9,968, respectively.

In 2012, Uralsib Bank provided BMP and Mecheltrans with long-term U.S. dollar and euro-denominated loans bearing interest at 6.8-7.3% p.a. In December 2013, the Group signed the agreements to refinance the existing facilities of BMP and Mecheltrans, subject to a repayment in different installments and currencies during the period of April 2014-February 2015 bearing interest at 9-17% p.a. The outstanding balance as of December 31, 2014 and 2013 was $60,070 and $58,090, respectively.

During 2006-2013, UniCredit Bank provided short-term and long-term U.S. dollar, ruble and euro-denominated loans to the Group’s subsidiaries bearing interest at 1.9-2.7% p.a. The outstanding balance as of December 31, 2014 and 2013 was $53,204 and $118,734, respectively. As of December 31, 2014, the Group’s overdue principal amount and overdue interest on UniCredit Bank credit facilities amounted to $2,346 and $123, respectively.

During 2007-2013, Banca Nazionale del Lavoro S.p.A. (BNL) and BNP Paribas provided the Group’s subsidiaries with U.S. dollar and euro-denominated loans bearing interest at 1.4-7.1% p.a. The outstanding balance as of December 31, 2014 and 2013 was $395,663 and $462,976, respectively. As of December 31, 2014, the Group’s overdue principal amount and overdue interest on BNL and BNP Paribas credit facilities amounted to $34,466 and $508, respectively.

During September 2013, Alfa-bank provided CMP with long-term U.S. dollar-denominated loans bearing interest at 10.9% p.a. in the total amount of $150,000. The outstanding balance as of December 31, 2014 was $nil. The Group and Alfa-bank signed the amendment to the loan agreement in March 2014 rescheduling the credit facility under which the loan was repaid in March-April 2014.

During 2011-2012, Eurasian Development Bank provided Yakutugol with a long-term ruble-denominated loan bearing interest at 11.5% in the total amount of $95,319 (as of the date of agreement). The repayment should be made in twelve equal installments starting from September 2013 through April 2016. The outstanding balance as of December 31, 2014 and 2013 was $37,343 and $71,322, respectively. The overdue amount was $12,448 as of December 31, 2014.

In 2008-2013, ING bank provided the Group’s subsidiaries with short-term and long-term multi-currency-denominated loans bearing interest at 1.3-3.8% p.a. The outstanding balance as of December 31, 2014 and 2013 was $38,924 and $67,104, respectively. As of December 31, 2014, the Group’s overdue principal amount and overdue interest on ING credit facilities amounted to $3,372 and $169, respectively.

In 2009-2012, Raiffeisenbank provided the Group’s subsidiaries with short-term and long-term multi-currency-denominated loans bearing interest at 2.3-5.7% p.a. The outstanding balance as of December 31, 2014 and 2013 was $36,857 and $53,510, respectively. As of December 31, 2014, the Group’s overdue principal amount and overdue interest on Raiffeisenbank credit facilities amounted to $31,400 and $96, respectively. In March 2015, the overdue credit facilities of $29,091 were refinanced (refer to Note 27).

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

In 2013, Moscow Credit Bank (“MCB”) provided the Group with a short-term U.S. dollar-denominated loan bearing interest at 8.0% p.a. In December 2014, MCB signed an amendment resulting in a new repayment schedule of the facility with repayment scheduled in February 2016. The outstanding balance as of December 31, 2014 and 2013 was $105,000 and $105,000, respectively.

The outstanding balances under other loans agreements amounted to $71,998 and $100,697 as of December 31, 2014 and 2013, respectively. As of December 31, 2014, the Group’s overdue principal amount and overdue interest on other loans amounted to $9,367 and $722, respectively. In addition to the amount disclosed in Note 15(c), the fines and penalties on overdue amounts of $6,957 were recorded in Accrued expenses and other current liabilities in the consolidated balance sheet as of December 31, 2014. The respective expenses were recognized as interest expense in the consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2014. The Group is currently negotiating the refinancing of the overdue amounts with all the banks.

(i)	Pledges

As of December 31, 2014, the syndicated pre-export credit facilities are secured by 1,010,498 common shares of Yakutugol (25% plus 1 of total common shares) and 9,027,306 common shares of SKCC (25% plus 1 of total common shares).

The indebtedness under the credit facilities with Gazprombank is secured by the pledge of 1,010,498 common shares of Yakutugol (25% plus 1 of total common shares), 9,027,306 common shares of SKCC (25% plus 1 of total common shares) and 62,533 common shares of KMP (25% plus 1 of total common shares) as of December 31, 2014.

The indebtedness under the credit facility of $791,334 with VTB is secured by the pledge of 5,466,675,001 common shares of Mechel Mining OAO (37.5% plus 1 of total common shares) as of December 31, 2014.

The indebtedness under the credit facilities provided by Sberbank to CMP totaling $501,250 and $481,756 as of December 31, 2014 and 2013, respectively, is secured by the pledge of 1,866,711 common shares of BMP (25% plus 1 share of total common shares) and 3,644,450,001 common shares of Mechel Mining OAO (25% plus 1 share of total common shares).

The indebtedness under the credit facility provided by BNP Paribas to CMP totaling $342,792 and $396,681 as of December 31, 2014 and 2013, respectively, is secured by the pledge of 632,393 common shares of CMP (20% of total common shares).

The indebtedness under the credit facilities of $467,452 provided by Gazprombank to CMP, Mechel Service, Mechel-Energo, BMP, USP are secured by the pledge of 266,911 common shares of Izhstal (25% plus 1 of total common shares) and 136,942 common shares of USP (25% plus 1 of total common shares) as of December 31, 2014.

The indebtedness under the long-term credit facility of $60,070 provided by Uralsib Bank in December 2014 to USP and BMP is secured by the pledge of 27,380 common shares of USP (5% of total common shares).

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The indebtedness under the credit facility of $167,288 provided by VEB to Elgaugol is secured by the pledge of 75,038 common shares of KMP (30% of total common shares) and 49% of Elgaugol share.

The indebtedness under the credit facility of $105,000 provided by MCB to Mechel-Service is secured by the pledge of 25% share capital of Mecheltrans and the pledge of 100% share capital of Fincom-Invest.

As of December 31, 2014 and 2013, the carrying value of property, plant and equipment pledged under the loan agreements amounted to $495,153 and $935,251, respectively. Carrying value of inventories pledged under the loan agreements amounted to $65,128 and $27,165 as of December 31, 2014 and 2013, respectively. Accounts receivable pledged as of December 31, 2014 and 2013 amounted to $6,810 and $11,995, respectively. Third party bonds of $2,026 and $nil as of December 31, 2014 and 2013, respectively, were pledged under the loan agreements.

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

The Group was required to comply with the following ratios under the most significant loan agreements as of December 31, 2014:

Restrictive covenant	Requirement	Actual as of 31 December, 2014
Mechel’s Adjusted Shareholders’ Equity, as defined in respective loan agreements	Greater than or equal to $3,000,000	$2,610,255
Mechel’s EBITDA to Net Interest Expense	Shall not be less than 1.0:1.0-1.2:1.0	0.8:1.0-0.9:1.0
Mechel’s Net Borrowings	Not exceed $10,500,000-$11,000,000	$6,774,280-$6,878,949
Mechel’s Net Debt to EBITDA	Not exceed 10.0:1.0	10.3:1.0-10.4:1.0

As of December 31, 2014, the Group was not in compliance with all major Group’s restrictive financial covenants, except for the targeted amount of Net borrowings. There was a default on payments of principal and interest in the amount of $416,517 and $195,256, respectively. As a result, the long-term debt of $4,297,512 was reclassified to short-term liabilities as of December 31, 2014 (refer to Note 2 for a discussion of notices of default and negotiations for the settlement of covenant violations). The financial covenants of Mechel-Mining Group were not tested as of December 31, 2014.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

15.	FAIR VALUE MEASUREMENTS

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

(a)	Assets and liabilities measured at fair value on a recurring basis

The Group has segregated all financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2014 and 2013 into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below:

December 31, 2014	Level 1	Level 2	Level 3	Fair Value Measurements
Assets:
Bonds	2,026	—	—	2,026

Total assets	2,026	—	—	2,026

Liabilities:
Contingent liability — Drilling Program (see Note 4 (c))	—	—	(29,936)	(29,936)

Total liabilities	—	—	(29,936)	(29,936)

December 31, 2013	Level 1	Level 2	Level 3	Fair Value Measurements
Assets:
Available-for-sale securities	374	—	—	374

Total assets	374	—	—	374

Liabilities:
Contingent liability — Drilling Program (see Note 4 (c))	—	—	(27,718)	(27,718)
Swap transaction	—	(12,466)	—	(12,466)
Option	—	(12,668)	—	(12,668)

Total liabilities	—	(25,134)	(27,718)	(52,852)

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

To determine the fair value of available-for-sale securities quoted market prices in active markets for identical assets were used by the Group and they were considered as Level 1 inputs.

On July 12, 2011, the Group entered into a non-deliverable cross currency 5 billion Russian rubles swap agreement with VTB Bank (Austria). The termination date of the swap was August 28, 2015. The underlying instrument for the swap transaction is a 5 billion Russian rubles bond bearing interest at 10% p.a. and maturing on August 25, 2020 (put option date — September 1, 2015) issued by Mechel OAO on September 7, 2010. Under the terms of the agreement, VTB Bank pays interest of 10% p.a. at 5 billion Russian rubles notional amount, the Group pays interest of 5.69% p.a. on $176,367 notional amount. Interest is paid on a semi-annual basis with the first payment on March 2, 2012. On the termination date, VTB Bank pays to the Group the notional amount of 5 billion Russian rubles, and the Group pays to VTB Bank the notional amount of $176,367. The business objective of this instrument is to decrease the effective interest rate for a 5 billion Russian rubles bond via a positive net cash inflow from interest payments under the swap instrument according to the Group’s expectations about U.S. dollar and ruble exchange rate fluctuations.

The Group accounts for the above mentioned swap instrument at fair value as a derivative instrument not designated or qualifying as a hedging instrument under ASC 815. For the year ended December 31, 2013, a $1,791 gain related to the change in the fair value of this swap instrument was included in the net foreign exchange gain (loss) in the accompanying consolidated statement of operations and comprehensive income (loss) and consolidated statements of cash flows. As of December 31, 2013, the fair value of this swap instrument was recorded in Other long-term liabilities in the amount of $12,466.

The fair value of the Group’s swap contract was valued based upon quotes obtained from counterparties to the agreements and is designated as Level 2. Such quotes had been derived using discounted cash flows analysis that incorporates observable market parameters for all significant inputs such as interest yield curves and currency rates.

On December 29, 2014, the swap agreement was terminated. For the year ended December 31, 2014, a loss of $89,446 related to the change in the fair value and termination of this swap instrument was included in the net foreign exchange gain (loss) in the consolidated statements of operations and comprehensive income (loss). The Group entered into court proceedings with VTB Bank (Austria) in 2015 (Note 26 (d)).

In December 2014, Gazprom’s bonds were purchased by the Group in the amount of $2,160. As of December 31, 2014, as a result of change in their fair value, a loss of $137 was included in other comprehensive income (loss) in the consolidated statement of operations and comprehensive income (loss). As of December 31, 2014, the bonds were recorded in Prepayments and other current assets.

In October 2012 and March 2013, SKCC entered into cross currency options with Sberbank. The options are contracted in respect of four facilities totaling to 20.9 billion Russian rubles (approximately $638,500 at exchange rate as of December 31, 2013), falling due on October 6, 2017. The ruble-denominated facilities bear floating interest at 10.5%-11.5% p.a. The options are designed to convert the ruble notional amount into U.S. dollars at a pre-determined strike exchange rate (6.5 billion Russian rubles — at the exchange rate of 31.04 Russian rubles per 1 U.S. dollar, 5.0 billion Russian rubles — at the exchange rate of 30.80 Russian rubles per 1 U.S. dollar, 1.5 billion Russian rubles — at the exchange rate of 31.00 Russian rubles per 1 U.S. dollar, 7.9 billion rubles — at the exchange rate of 30.64 rubles per 1 U.S. dollar) when the barrier exchange rate (indicated at Reuters) achieves 50.00 Russian rubles per 1 U.S. dollar. Simultaneously, the interest rate is

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

modified into floating 10.0%-11.0% p.a. After the triggering event, all future payments are made in U.S. dollars. The business objective of this instrument was the decrease in interest rate on the ruble-denominated facilities based on the Group’s expectations about U.S. dollar and ruble exchange rate fluctuations.

For the year ended December 31, 2013, a $20,682 gain related to the change in the fair value of this option was included in the net foreign exchange gain (loss) in the accompanying consolidated statement of operations and comprehensive income (loss) and consolidated statements of cash flows. As of December 31, 2013, the fair value of this option was recorded in Other long-term liabilities in the amount of $12,668.

The fair value of the Group’s option contract was measured based upon quotes obtained from counterparties to the agreements and is designated as Level 2. Such quotes have been derived using discounted cash flows analysis that incorporates observable market parameters for all significant inputs such as interest yield curves and currency rates.

On December 1, 2014, the exchange rate reached the point of 50.00 Russian rubles per 1 U.S. dollar and the facilities were converted into U.S. dollars with due payables of $677,980 as of December 31, 2014. For the year ended December 31, 2014, a $254,235 loss related to conversion was included in the net foreign exchange gain (loss) in the accompanying consolidated statements of operations and comprehensive income (loss). The Group accounted for the above mentioned option at fair value as a derivative instrument not designated or qualifying as a hedging instrument under ASC 815.

The Group is involved in litigations with Sberbank in connection with conversion of such option (Note 26 (d)).

The contingent liability measured at fair value is represented by the Drilling Program contingent liability, which was calculated using estimated tonnage of coal in-place determined by the independent appraiser. The present value of this liability was determined using an 8% discount rate, stated in the agreement for actual settlement of contingent obligation, which represents the estimate of the amount that would have been paid if the Group had settled the liability at the balance sheet date. The contingent liability was released on the date of transfer of the BCG companies’ shares, February 12, 2015. As of December 31, 2014 the contingent liability of $29,936 is included in line Current liabilities of discontinued operations (Note 4 (c)).

The Group’s model inputs used involve significant management judgment. Such assets and liabilities are typically classified within Level 3 of the fair value hierarchy. The table below sets forth a summary of changes in the fair value of Group’s Level 3 financial liability for the years ended December 31, 2014, 2013 and 2012:

Contingent liability
Balance at beginning of 2012	(23,759)
Loss resulting from remeasurement of contingent liability	(1,906)
Transfers in and out of Level 3	—

Balance at beginning of 2013	(25,665)
Loss resulting from remeasurement of contingent liability	(2,053)
Transfers in and out of Level 3	—

Balance at beginning of 2014	(27,718)
Loss resulting from remeasurement of contingent liability	(2,218)
Transfers in and out of Level 3	—

Balance at end of year	(29,936)

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(b)	Fair value of assets and liabilities not measured at fair value

As of December 31, 2014, the fair value of variable and fixed rate loans (based on future cash flows discounted at current long-term market rates available for corporations adjusted for discount applicable to the Group) was as follows:

As of December 31, 2014	Estimated fair value	Level 1	Level 3	Carrying value incl. interest accrued
Russian ruble-denominated debt	2,159,273	127,409	2,031,864	2,957,408
U.S. dollar-denominated debt	3,404,131	—	3,404,131	3,717,751
Euro-denominated debt	369,061	—	369,061	442,334

Total long-term debt	5,932,465	127,409	5,805,056	7,117,493

The fair value of cash and cash equivalents, short-term investments, accounts receivable and accounts payable, equipment financing contracts and other financial instruments not included in the tables above approximates carrying value.

The Group assessed the maximum amount of loss due to credit risk that would be incurred if the parties that make up a concentration of credit risk failed to perform according to the terms of contracts and consider the probable amount of such loss immaterial for the periods presented in these financial statements.

(c)	Assets and liabilities at fair value on nonrecurring basis

The nonrecurring fair value measurements for the calculation of impairment charges were developed using significant unobservable inputs (Level 3). Assumptions used by management were similar to those that would be used by market participants performing valuations of these reporting units and are described in Note 24.

Based on the results of the impairment analysis of long-lived assets, including definite-lived intangibles and goodwill performed by the Group during the year ended December 31, 2014, the impairment of long-lived assets of $120,237 (Note 24) for the year ended December 31, 2014 was recognized to reduce the carrying amount of goodwill and the impairment of long-lived assets of $1,440,021 (Note 4 (c)) for the year ended December 31, 2014 was recognized to reduce the carrying amount of the assets and liabilities of the discontinued operations to their fair value less costs to sell.

The nonrecurring fair value measurements for the calculation of discontinued operations (fair value less cost to sell) were developed based on the selling prices under the relevant sale and purchase agreements that approximate the fair value. The results are described in Note 4 (c).

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The following table presents the movements in asset retirement obligations for the years ended December 31, 2014, 2013 and 2012:

	2014	2013	2012
Asset retirement obligation at beginning of year	52,568	42,135	34,752
Liabilities incurred in the current year	—	17,509	—
Liabilities disposed in the current year	—	(947)	—
Liabilities settled in the current year	(1,230)	(2,216)	(2,257)
Accretion expense (including related to discontinued operations of $997, $458 and $475 during 2014, 2013 and 2012)	5,960	4,982	4,317
Revision in estimated cash flow	19,668	(5,537)	3,239
Translation difference	(29,776)	(3,358)	2,084

Asset retirement obligation at end of year	47,190	52,568	42,135

Revision in estimated cash flow represented the effect of the changes resulting from the management revisions to the timing and/or the amounts of the original estimates, and is recorded through an increase or decrease in the value of the underlying non-current assets. The effects of revisions in estimated cash flows relate mainly to continuous refinement of future asset removal activities and restoration costs at SKCC, and Yakutugol during the year ended December 31, 2014, at SKCC, SUNP and Yakutugol during the year ended December 31, 2013, at SKCC and Yakutugol during the year ended December 31, 2012 as assessed by the Group with the help of independent environmental engineers.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Several entities contribute certain amounts to non-state pension fund (Mechel Fund), which, together with amounts earned from investing the contributions, are intended to provide pensions to members of pension plans. However, pursuant to agreements between the Group and these non-state pension funds, under certain circumstances, these assets are not effectively restricted from possible withdrawal by the employer. Based on this fact, these assets do not qualify as “plan assets” under U.S. GAAP and these pension schemes are considered to be fully unfunded.

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

As of December 31, 2014, there were 56,508 active participants under the defined benefit pension plans and 40,574 pensioners receiving monthly pensions or other regular financial support from these plans. As of December 31, 2013, the related figures were 59,199 and 33,913, respectively. The majority of employees at the Group’s major subsidiaries belong to the trade unions.

Actuarial valuation of pension and other post employment and postretirement benefits was performed in March 2015, with the measurement date of December 31, 2014. Members’ census data as of that date was collected for all relevant business units of the Group.

Pension costs determined by the Group are supported by an independent qualified actuary, and are charged to the statements of operations and comprehensive income (loss) ratably over employees’ working service with the Group.

As of December 31, 2014 and 2013, net projected benefit obligation and other postretirement benefit obligations amounted to $78,878 and $123,103, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Projected benefit obligation

The movements in the projected benefit obligation (“PBO”) were as follows during the years ended December 31, 2014, 2013 and 2012:

	2014	2013	2012
Projected benefit obligation at beginning of year	128,693	153,169	120,906
Service cost	3,698	5,476	4,328
Interest cost	5,694	9,536	9,859
Obligations arising from acquisitions and other	451	510	13,883
Benefits paid	(4,978)	(12,667)	(16,535)
Benefits liabilities reclassified to Accrued expenses and other current liabilities	(1,338)	—	—
Actuarial (gain) loss	2,534	(10,958)	13,223
Plan amendments	(1,946)	—	3,290
Curtailment gain	(1,496)	(8,043)	(2,999)
Translation difference	(47,418)	(8,330)	7,214

Projected benefit obligation at end of year	83,894	128,693	153,169

Plan assets
Fair value of plan assets at beginning of year	5,590	5,411	—
Employer contributions	145	278	—
Benefits paid	(409)	(1,046)	—
Expected return on plan assets	181	209	—
Actuarial gains on plan assets	163	535	—
Plan assets arising from acquisitions	—	—	5,411
Translation difference	(654)	203	—

Fair value of plan assets at the end of year	5,016	5,590	5,411

Funded status	(78,878)	(123,103)	(147,758)

Upon the acquisition of Cognor on September 25, 2012 (Note 4(a)), the Group recognized additional pension obligation in the amount of $8,472, including projected benefit obligation of $13,883 and plan asset of $5,411.

The curtailment gain of $8,043 was recognized in 2013 due to disposal of Mechel Targoviste S.A., Mechel Campia Turzii S.A., Ductil Steel, Laminorul S.A., TPP Rousse and redundancies at Mechel-Remservice, SUNP. The actuarial gain of $10,958 in 2013 was recognized as a result of changes in assumptions, including the increase in discount rates and retirement ages, and the decrease in inflation rate.

The curtailment gain of $2,999 was recognized in 2012 due to the redundancies at Romanian entities, the redundancies and the termination of provision of the financial support to future pensioners at SUNP. The actuarial loss of $13,223 in 2012 was recognized as a result of changes in assumptions, including the decrease in discount rates and the decrease in mortality rates.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Amounts recognized in the consolidated balance sheets were as follows as of December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Plan assets, net of current portion	—	—
Pension obligation, current portion	18,656	18,578
Pension obligation, net of current portion	60,222	104,525

Total net pension obligation	78,878	123,103

The components of net periodic benefit cost were as follows for the years ended December 31, 2014, 2013 and 2012:

	2014	2013	2012
Service cost	3,698	5,476	4,328
Amortization of prior service cost	1,377	1,731	1,922
Interest cost	5,694	9,536	9,859
Amortization of actuarial gain	(5,973)	(3,334)	(4,301)
Curtailment gain	(1,914)	(9,093)	(1,691)
Expected returns on assets	(181)	(209)	—

Net periodic benefit cost	2,701	4,107	10,117

The PBO, accumulated benefit obligation, fair value of plan assets and funded status were as follows as of December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Projected benefit obligation	83,894	128,693
Accumulated benefit obligation	72,810	104,443
Fair value of plan assets	(5,016)	(5,590)

Funded status	78,878	123,103

Amounts recognized in accumulated other comprehensive income (“AOCI”) were as follows as of December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Net gain	(17,494)	(40,286)
Prior service cost	1,868	7,251
Translation difference	2,292	147

Total amount recognised in AOCI	(13,334)	(32,888)

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The change in the PBO recognized in OCI was as follows for the years ended December 31, 2014, 2013 and 2012:

	2014	2013	2012
Additional (gain) loss arising during the year	2,371	(11,493)	13,223
Less re-classified (gain) loss amortization	(6,509)	(4,538)	(3,103)
Additional prior service cost (credit) from plan amendment	(1,946)	—	3,290
Less re-classified prior service cost amortization	1,495	1,886	2,032
Translation difference	14,115	2,303	(161)

Net amount recognised in other comprehensive income for the year	19,554	(6,538)	17,423

The key actuarial assumptions used to determine benefit obligations were as follows as of December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Discount rate
Russian entities	11.50%	7.90%
German entities	1.60%	3.20%
Ukrainian entities	varying from 13.76% to 6.98%	10.00%
Austrian entities	2.50%	3.50%
Expected return on plan assets
Austrian entities	6.70%	4.32%
Rate of compensation increase
Russian entities	8.90%	6.58%
German entities	4.00%	4.00%
Ukrainian entities	10.60%	5.3%
Austrian entities	2.25%	3.50%

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The key actuarial assumptions used to determine net benefit cost for the years ended December 31, 2014 and 2013:

	2014		2013
Discount rate
Russian entities	for interest cost 7.9 for service cost 11.5	% %	7.00%
German entities	3.20%		3.00%
Ukrainian entities	for interest cost 10 for service cost varying from 13.76% to 6.98	% %	7.00%
Austrian entities	3.50%		3.75%
Expected return on plan assets
Austrian entities	3.50%		3.75%
Rate of compensation increase
Russian entities	8.90%		6.88%
German entities	4.00%		4.00%
Ukrainian entities	10.60%		6.88%
Austrian entities	2.50%		3.50%

The results of sensitivity analysis of PBO as of December 31, 2014 are presented below:

Change in PBO as of December 31, 2014 % from the “Base Case” PBO
Discount rate of 1% p.a. lower than “base case”	3.62%
Salary growth of 1% p.a. higher than “base case”	2.90%
Staff turnover rate plus 3% p.p. for all ages	-5.94%

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost during the year ended December 31, 2015:

2015
Transition obligation (asset)	—
Net gain	(3,692)
Prior service cost	914

Total amounts expected to be recognized during 2015	(2,778)

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	2015	2016	2017	2018	2019	2020-2024	Total
Pensions (including monthly financial support)	17,017	4,890	4,542	4,495	3,862	13,525	48,331
Other benefits	1,639	678	546	461	393	1,223	4,940

Total expected benefits to be paid	18,656	5,568	5,088	4,956	4,255	14,748	53,271

Plan assets

The asset allocation of the investment portfolio was as follows as of December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Debt instruments	2,518	2,882
Equity instruments	1,365	1,517
Property	156	212
Cash and cash equivalents	532	582
Other assets	445	397

Total plan assets	5,016	5,590

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

18.	FINANCE LEASES

In 2009-2014, several subsidiaries of the Group entered into agreements with third parties for the lease of transport and production equipment. The leases were classified as finance (capital) leases in accordance with FASB ASC 840, “Leases” (“ASC 840”), as they contain a bargain purchase option and the title to the leased equipment transfers to the lessee at the end of the lease term.

As of December 31, 2014 and 2013, the net book value of the leased assets was as follows:

	December 31, 2014	December 31, 2013
Transport equipment and vehicles	366,465	592,371
Operating machinery and equipment	105,241	168,035
Construction in progress	9,057	540
Less: accumulated depreciation	(145,143)	(172,825)

Net value of property, plant and equipment, obtained under capital lease agreements	335,620	588,121

The carrying amount and maturities of capital lease liabilities as of December 31, 2014 were as follows:

	Total payable	Interest	Net payable
Payable in 2015	360,622	(89,642)	270,980
Payable in 2016	2,177	(193)	1,984
Payable in 2017	644	(60)	584
Payable in 2018	253	(8)	245

Total capital lease liabilities	363,696	(89,903)	273,793

The discount rate used for the calculation of the present value of minimum lease payments equals the implicit rate for the lessor and varies on different groups of equipment from 9.2% p.a. to 13.2% p.a. (U.S. dollar-denominated contracts), from 7.6% p.a. to 26.4% p.a. (euro-denominated contracts) and from 5.0% p.a. to 26.1% p.a. (ruble-denominated contracts). Interest expense charged to the accompanying Group’s statements of operations and comprehensive income (loss) in 2014 and 2013 amounted to $52,388 and $62,714, respectively.

In 2009-2014, the Group signed several finance lease contracts under which all leased property was received during 2010-2014. The total amount of commitments under the signed lease contract as of December 31, 2014 is equal to $nil.

The Group’s finance lease contracts contain a number of covenants and restrictions, which include, but are not limited to, compliance with payment schedule and certain cross-default provisions. As of December 31, 2014, the Group was not in compliance with all major Group’s restrictive covenants. There was also a breach of restrictive covenants on overdue principal amount of $51,047 as of December 31, 2014. As a result, the long-term finance lease liability of $174,413 was reclassified to short-term finance lease liabilities due to covenant violations as of December 31, 2014. The fines on overdue amounts were recorded in the amount of $5,561 in Accrued expenses and other current liabilities in the consolidated balance sheet as of December 31, 2014. The

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

respective expenses were recognized as interest expense in the consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2014. In 2015, the Group received notifications demanding for early repayment of lease obligations from one of the lessors.

19.	EQUITY

(a)	Capital stock

The capital stock of Mechel OAO consists of 497,969,086 authorized common shares with par value of 10 Russian rubles (approximately $0.0002), of which 416,270,745 common shares were outstanding as of December 31, 2014 and 2013.

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

In accordance with applicable legislation, Mechel and its subsidiaries can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the statutory financial statements of both Russian and foreign Group’s subsidiaries. Dividends from Russian companies are generally subject to a 13% withholding tax for residents (9% for the periods prior to 2015) and 15% for non-residents, which could be reduced or eliminated if paid to foreign owners under certain applicable double tax treaties.

Effective January 1, 2008, intercompany dividends may be subject to a withholding tax of 0% (if at the date of dividends declaration, the dividend-recipient Russian company held a controlling (over 50%) interest in the share capital of the dividend payer for a period over one year and the residence of the dividend distribution company is not included into the Ministry of Finance offshore list.

Approximately $2,727,554 and $6,104,529 of statutory undistributed earnings were available for dividends as of December 31, 2014 and 2013, respectively.

On June 20, 2014, one of the Group’s subsidiaries declared a dividend of 1,670 thousand Russian rubles ($50) and Mechel declared a dividend of 4,163 thousand Russian rubles ($124) to the holders of preferred shares for 2013. The dividends declared for 2013 were partially paid to the shareholders in the amount of $26 as of December 31, 2014.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(d)	Earnings per share

Net income (loss) per common share for all periods presented was determined in accordance with FASB ASC 260, “Earnings Per Share” (“ASC 260”), by dividing income (loss) available to shareholders by the weighted average number of shares outstanding during the three years ended December 31:

	2014	2013	2012
Net loss from continuing operations	(2,885,954)	(1,704,870)	(1,278,660)
Less: Net income from continuing operations attributable to noncontrolling interests	31,054	(5,543)	(23,510)
Dividends paid on preferred stock	(124)	(127)	(79,056)

Net loss from continuing operations attributable to common shareholders of Mechel OAO	(2,855,024)	(1,710,540)	(1,381,226)

Total weighted average number of shares outstanding during the period	416,270,745	416,270,745	416,270,745

Loss per share from continuing operations (in U.S. dollars)	(6.86)	(4.11)	(3.32)

	2014	2013	2012
Net loss from discontinued operations	(1,473,780)	(1,218,097)	(386,225)
Less: Net loss from discontinued operations attributable to noncontrolling interests	(6,746)	496	23,827

Net loss from discontinued operations attributable to common shareholders of Mechel OAO	(1,480,526)	(1,217,601)	(362,398)

Total weighted average number of shares outstanding during the period	416,270,745	416,270,745	416,270,745

Loss per share effect of discontinued operations (in U.S. dollars)	(3.56)	(2.92)	(0.87)

Net loss attributable to common shareholders of Mechel OAO for the years ended December 31, 2014, 2013 and 2012 has been computed by adding the dividends on preferred shares for the years then ended, declared on June 30, 2014, June 28, 2013 and June 30, 2012 in the amount of $124, $127 and $79,056, respectively, to net loss attributable to shareholders of Mechel OAO.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The total weighted-average number of common shares outstanding during the period was as follows:

Dates outstanding	Shares outstanding	Fraction of period (days)	Weighted-average number of shares

2012
Common shares: January 1 — December 31	416,270,745	366	416,270,745

Total weighted average shares outstanding during the period	416,270,745		416,270,745

2013
Common shares: January 1 — December 31	416,270,745	365	416,270,745

Total weighted average shares outstanding during the period	416,270,745		416,270,745

2014
Common shares: January 1 — December 31	416,270,745	365	416,270,745

Total weighted average shares outstanding during the period	416,270,745		416,270,745

There were no dilutive securities issued as of December 31, 2014, 2013 and 2012.

(e)	Acquisitions of noncontrolling interests

In November 2013, the Group purchased 1.31% of Mechel Mining OAO from the Controlling Shareholder for $57,985 cash consideration. The transaction was accounted for as an equity transaction, and the difference between the fair value of the consideration paid and share of carrying value of net assets acquired of $54,952 was attributed to additional paid-in capital. The acquired shares were pledged under the credit agreement between the seller and Gazprombank as of the date of transaction but the pledge was released by the end of the year. The Group has 99.999995% of voting shares of Mechel Mining as of December 31, 2014.

During the period from August 2013 through November 2013, the Group purchased 4.40% of KMP from non-controlling shareholders for $29,158 cash consideration. The transaction was accounted for as an equity transaction, and the difference between the fair value of the consideration paid and share of carrying value of net assets acquired, of $8,720, was attributed to additional paid-in capital.

In March 2013, the Group purchased 0.21% of Tomusinsky Open Pit Mine (“TOPM”) from noncontrolling shareholders for $33 paid in cash. The transaction was accounted for as an equity transaction, and the difference between the fair value of the consideration paid and share of carrying value of net assets acquired, of $619, was attributed to additional paid-in capital.

In March 2012, the Group purchased 0.03% of BMP from noncontrolling shareholders for $33 paid in cash. The transaction was accounted for as an equity transaction, and the difference between the fair value of the consideration paid and share of carrying value of net assets acquired, of $21, was attributed to additional paid-in capital.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

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

20.	INCOME TAXES

Loss from continuing operations, before income tax and discontinued operations attributable to different jurisdictions was as follows:

	Years ended December 31,
	2014	2013	2012
Russia	(2,343,202)	(630,392)	(669,215)
Switzerland	(6,198)	(592,724)	(24,699)
British Virgin Islands	(36,592)	38,129	16,808
Romania	—	(87,006)	(340,988)
Lithuania	855	1,048	(10,832)
Kazakhstan	—	(4,524)	(13,107)
USA	(1,477)	(3,045)	460
Other	(683,248)	(347,264)	5,514

Total	(3,069,862)	(1,625,778)	(1,036,059)

	Years ended December 31,
	2014	2013	2012
Current income tax expense (benefit)
Russia	137,014	106,297	238,156
Switzerland	305	275	(4,583)
Romania	—	—	(94)
Lithuania	—	—	—
Kazakhstan	—	—	—
USA	637	(526)	7
Other	33,054	2,796	8,239

	171,010	108,842	241,725
Deferred income tax expense (benefit)
Russia	(346,913)	9,966	7,639
Switzerland	388	(2,187)	1,434
Romania	—	—	(14,450)
Lithuania	—	6	(116)
Kazakhstan	—	195	327
USA	(262)	—	118
Other	(8,131)	(37,730)	5,924

	(354,918)	(29,750)	876

Total income tax (benefit) expense	(183,908)	79,092	242,601

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

In January 2013, the Group created the consolidated group of taxpayers in accordance with part one of the Tax code of the Russian Federation, under the Federal law of the Russian Federation of November 16, 2011 No. 321-FZ. The existence of the consolidated group of taxpayers is subject to compliance with several conditions stated in the Tax code of the Russian Federation. The Group believes that these conditions are satisfied as of December 31, 2014. As of January 1, 2013, the consolidated group of taxpayers consisted of 16 subsidiaries of the Group, together with Mechel OAO, which is the responsible taxpayer under the agreement. As of January 1, 2014, the number of subsidiaries included in the consolidated group of taxpayers increased to 20 participants.

For subsidiaries which are not included in the consolidated group of taxpayers, income taxes are calculated on an individual subsidiary basis. Deferred income tax assets and liabilities are recognized in the accompanying consolidated financial statements in the amount determined by the Group in accordance with ASC 740.

Taxes represent the Group’s provision for profit tax. During 2012-2014, income tax was calculated at 20% of taxable profit in Russia, at 10.8% in Switzerland, at 16% in Romania, at 15% in Lithuania, at 20% in Kazakhstan. The Group’s subsidiaries incorporated in Liechtenstein and British Virgin Islands are exempt from profit tax. In the U.S., the tax rates were as follows: 39.55% in 2013-2014, 40.0% in 2012. Amendments in the tax legislation of the United Kingdom resulted in the decrease in tax rate from 24% in 2010-2012 to 23% since April 1, 2013 and to 21% since April 1, 2014. The tax legislation of Ukraine was amended to decrease the statutory income tax rate to 21% from January 1, 2012, 19% from January 1, 2013 and 18% from January 1, 2014 and thereafter.

The reconciliation between the income tax (benefit) expense computed by applying the Russian enacted statutory tax rates to the income from continuing operations before tax and non-controlling interest, to the income tax expense reported in the financial statements is as follows:

	Years ended December 31,
	2014	2013	2012
Theoretical income tax (benefit) expense computed on income before taxes at Russian statutory rate (20%)	(613,972)	(325,156)	(207,212)
Effects of other jurisdictions and permanent differences:
Non-deductible interest expenses	92,344	—	—
Other non-deductible expenses and non-taxable income, net	160,550	131,486	299,994
Social expenditures	2,768	4,618	3,888
Change in valuation allowance	21,574	195,971	125,056
Change in unrecognized tax benefits under ASC 740	(30,378)	61,230	17,598
Different tax rates in foreign jurisdictions	2,783	5,800	(268)
Fines and penalties related to taxes	12,605	631	5,988
Effect from disposal of subsidiaries	—	16,874	—
Unrecognized tax position of prior periods recognized in 2014	114,212	—	—
Other permanent differences	53,606	(12,362)	(2,443)

Income tax (benefit) expense, as reported	(183,908)	79,092	242,601

The deferred tax balances were calculated by applying the currently enacted statutory tax rate in each jurisdiction applicable to the period in which the temporary differences between the carrying amounts and tax base (both in respective local currencies) of assets and liabilities are expected to reverse.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The amounts reported in the accompanying consolidated financial statements consisted of the following:

	December 31, 2014	December 31, 2013
Deferred tax assets, current
Inventory	2,631	8,161
Net operating loss carry-forwards	99,826	3,252
Bad debt allowance	14,772	10,749
Timing difference in cost recognition	969	25,677
Accrued liabilities	10,145	4,854
Vacation provision	1,217	2,269
Other	372	5,973

Total deferred tax asset, current	129,932	60,935
Valuation allowance for deferred tax assets, current	(4,693)	(4,444)

Total deferred tax asset net of valuation allowance, current	125,239	56,491

Deferred tax assets, non-current
Net operating loss carry-forwards	721,004	736,880
Asset retirement obligation	2,012	3,352
Property, plant and equipment	23,847	29,112
Pension obligations	—	—
Borrowings — exercise of cross currency option	62,786	—
Other	10,300	1,388

Total deferred tax assets, non-current	819,949	770,732
Valuation allowance for deferred tax assets, non-current	(526,081)	(598,998)

Total deferred tax asset net of valuation allowance, non-current	293,868	171,734

Total deferred tax asset, net	419,107	228,225

Deferred tax liabilities, current
Timing difference in revenue recognition	1,228	2,146
Timing difference in cost recognition	10,444	4,995
Inventories	14,491	43,646
Bad debt allowance	4,971	6,621
Other	10,775	11,766

Total deferred tax liabilities, current	41,909	69,174

Deferred tax liabilities, non-current
Property, plant and equipment	255,870	377,376
Mineral licenses	142,795	261,060
Timing difference in cost recognition	209	3,057
Other	2,015	31,416

Total deferred tax liabilities, non-current	400,889	672,909

Total deferred tax liability	442,798	742,083

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

A deferred tax liability of approximately $2,898 and $2,868 as of December 31, 2014 and, 2013, respectively, has not been recognized for temporary differences related to the Group’s investment in foreign subsidiaries primarily as a result of unremitted earnings of consolidated subsidiaries, as it is the Group’s intention, generally, to reinvest such earnings permanently.

Similarly, a deferred tax liability of $19,401 and $51,369 as of December 31, 2014 and 2013, respectively, has not been recognized for temporary difference related to unremitted earnings of consolidated domestic subsidiaries as management believes the Group has both the ability and intention to effect a tax-free reorganization or merger of major subsidiaries into Mechel.

For financial reporting purposes, a valuation allowance is recognized to reflect management’s estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences. Deferred tax assets on net operating loss carry forwards which are considered to be realized in the future, are mostly related to the Russian subsidiaries. For the Russian income tax purposes, certain subsidiaries of the Group have accumulated tax losses incurred primarily in 2009-2014, which may be carried forward for use against their future income within 10 years in the full amounts.

As of December 31, 2014 and 2013, deferred tax assets on net operating loss carry forwards for statutory income tax purposes amounted to $820,830 and $740,132, respectively. As management concluded that the utilization of a substantial portion of such losses is not probable, the valuation allowances in the amount of $503,250 and $579,128 were recorded against net operating loss carry forwards by the Group as of December 31, 2014 and 2013, respectively.

Unrecognized tax benefits

Unrecognized income tax benefits of $31,444, including interest and penalties of $2,656, as of December 31, 2014 and $78,332, including interest and penalties of $13,789, as of December 31, 2013 were recorded by the Group in the accompanying consolidated balance sheets.

The reconciliation of the beginning and ending amount of unrecognized income tax benefits, net of interest and penalties, is as follows:

	2014	2013
Unrecognized income tax benefits at the beginning of year	64,543	16,703
Increases as a result of tax positions taken during a prior period	3,478	52,567
Decreases as a result of tax positions taken during the prior period	—	—
Decreases as a result of settlements with tax authorities	(6,346)	—
Decreases as a result of a lapse of the applicable statute of limitations	(18,536)	—
Decreases as a result of tax positions taken during the current period	—	(1,806)
Translation difference	(14,351)	(2,921)

Unrecognized income tax benefits at the end of year	28,788	64,543

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

All unrecognized income tax benefits, if recognized, would affect the effective tax rate. Interest and penalties recognized in accordance with ASC 740 are classified in the financial statements as income taxes. The Group recognized interest and penalties of $nil and $10,468 for the years ended December 31, 2014 and 2013, respectively.

As of December 31, 2014, the tax years ended December 31, 2012-2014 remained subject to examination by Russian tax authorities. As of December 31, 2014, the tax years ended December 31, 2009-2014 remained subject to examination by Swiss, Liechtenstein, Belgium and the U.S. tax authorities. In some companies certain periods were reviewed by the tax authorities and based on the history the Group believes that probability of the repetitive review is less than 10%.

Although the Group believes it is more likely than not that all recognized income tax benefits would be sustained upon examination, the Group has recognized some income tax benefits that have a reasonable possibility of successfully being challenged by the tax authorities.

On January 9, 2014, the Group failed to sustain its position in the court with respect to the income tax claims in the amount of 3,977 million rubles ($114,212 at exchange rate as of the transaction date), including penalties and fines. The Group does not intend to appeal the decision. The Group recognized this income tax as income tax expense included in the line Unrecognized tax position of prior periods recognized in the income tax reconciliation in 2014.

21.	TAXES OTHER THAN INCOME TAX

Taxes other than income tax included in the consolidated statements of operations are comprised of the following:

	Years ended December 31,
	2014	2013	2012
Property and land tax	125,666	113,254	95,402
VAT	19,439	(1,785)	1,949
Fines and penalties related to taxes	21,346	3,227	(600)
Other taxes and penalties	5,996	10,876	32,133

Total taxes other than income tax	172,447	125,572	128,884

Property and land tax includes accruals for land tax, which amounted to $13,615, $19,238 and $30,649 for the years ended December 31, 2014, 2013 and 2012, respectively. This tax is levied on the land beneath the Group’s production subsidiaries that is occupied based on the right of ownership.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Property and land tax also includes expenses for the operating lease of land, which ranges between 1 and 49 years. These land lease expenses amounted to $43,009, $49,093 and $36,457 for the years ended December 31, 2014, 2013 and 2012, respectively. The table below presents future land rental payments for the next five years under non-cancelable operating lease agreements based on the current rental rates:

Year of payment	Operating lease payments
2015	42,220
2016	40,511
2017	40,010
2018	39,508
2019	39,298

Included in other taxes and penalties related to taxes are $3,837, $4,831 and $2,785 relating to fees for the environmental restoration and air contaminant emission for the years ended December 31, 2014, 2013 and 2012, respectively.

Other taxes and penalties for the year ended December 31, 2012 includes income related to recalculation of mineral extraction tax for previous financial years of $5,137 and expense relating to mineral extraction tax risk in respect of previous financial years of $27,097.

22.	GENERAL, ADMINISTRATIVE AND OTHER OPERATING EXPENSES

General, administrative and other operating expenses are comprised of the following:

	Years ended December 31,
	2014	2013	2012
Personnel and social contributions	224,263	272,441	301,623
Office expenses	41,389	45,536	43,787
Depreciation	21,599	40,570	22,178
Fines, penalties	21,538	17,615	9,977
Audit and consulting services	14,436	19,769	24,975
Consumables	13,731	23,068	16,974
Social expenses	13,687	15,356	20,997
Banking charges and services	6,860	17,083	17,098
Rent	6,834	11,515	10,301
Business trips	4,016	5,982	7,593
Disposals of property, plant and equipment	1,709	4,907	(4,663)
Insurance	2,466	2,991	5,400
Mitigation of accidents consequences	1,199	5,504	4,388
Other	18,879	27,768	26,193

Total general, administrative and other operating expenses, net	392,606	510,105	506,821

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

23.	OTHER INCOME (EXPENSES), NET

Other income (expenses), net is comprised of the following:

	Years ended December 31,
	2014	2013	2012
Loss on securities repurchase agreement	(23,051)	—	—
Gain on sale of investments in equity securities	14,050	2,466	2,166
Gain (loss) on currency operations	2,980	132	(2,626)
Gain on accounts payable with expired legal term	930	11,324	4,043
Gain on forgiveness of fines and penalties	28	2,550	2,777
Dividends received	1	285	25,981
Loss on disposal of subsidiaries	—	(76,814)	—
Other (expenses) income, net	(4,551)	(14,514)	762

Total other (expenses) income, net	(9,613)	(74,571)	33,103

During 2014, the Group recognized a loss of $23,051 related to the failure of a counterparty to a securities repurchase agreement to return certain securities to the Group.

Gain on sale of investments occurred as a result of disposal of investments in equity securities to third parties in 2014.

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

During the years ended December 31, 2014, 2013 and 2012, the Group received dividends from cost investments of $1, $285 and $25,981, respectively.

24.	IMPAIRMENT OF GOODWILL AND LONG-LIVED ASSETS

As of December 31, 2014, the Group performed an impairment analysis of goodwill at all reporting units where events occur that could potentially lead to the impairment. The Group considers the relationship between market capitalization and its book value, among other factors, when reviewing for indicators of impairment. In addition, the Group’s long-lived assets were tested for recoverability at those reporting units, where events or changes in circumstances indicate that their carrying amounts may not be recoverable. Cash flow forecasts used in the test were based on the assumptions as of December 31, 2014.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

Forecasted inflation rates for the period 2015-2019 that were used in cash flow projections were as follows:

Region	2015	2016	2017	2018	2019
Russia	12%	6%	5%	5%	5%
European countries	3%	3%	3%	4%	3%

Discount rates used in the impairment test for goodwill were estimated in nominal terms on the weighted average cost of capital basis. These rates, estimated for each year for the forecasted period, are as follows:

	2015	2016	2017	2018	2019
Discount rate	14.63%	14.22%	13.88%	13.15%	11.38%

Based on the results of the impairment analysis of long-lived assets, including definite-lived intangibles and goodwill performed by the Group during the year ended December 31, 2014, no goodwill impairment for the year ended December 31, 2014 was recognized.

As of December 31, 2014, the number of reporting units where the Group tested long-lived assets for recoverability was 21. The Group tested long-lived assets for impairment at each reporting unit where the potential amount of such impairment could be material.

According to the results of the impairment analysis of long-lived assets, an impairment loss of $120,237 for the year ended December 31, 2014 was recognized in the following reporting units:

Reporting unit	Segment	Impairment loss as for the year ended December 31, 2014
Izhstal..	Steel	101,097
DEMP	Steel	18,020
Mechel Service Romania S.R.L..	Steel	1,120

Total		120,237

The remaining carrying value of the long-lived assets of Mechel Service Romania S.R.L. after recording of long-lived assets impairment as of December 31, 2014 was $4,251. The remaining carrying value of the long-lived assets of Izhstal and DEMP was $nil.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

According to the results of the impairment analysis of goodwill as of December 31, 2014, the following reporting units with goodwill allocated for testing purposes have the estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, if impaired, could materially impact the Group’s results:

Reporting unit	Segment	The excess of fair value over carrying value	Goodwill allocated to the reporting unit
KPSC	Power	72%	18,234
Yakutugol	Mining	54%	237,892

In order to determine a reporting unit which had a fair value that was not substantially in excess of its carrying value the Group compared the carrying value of each reporting unit to its fair value based on the discounted cash flows expected to be generated by this reporting unit. As of December 31, 2014, two Group’s reporting unit KPSC and Yakutugol had 72% and 54% excess of fair value over its carrying value, respectively, while others had the excess of 106% and more.

The material assumptions that drive the estimated fair values of KPSC and Yakutugol are represented by sales volumes, coal and power and electricity prices, discount rates. Some of these assumptions materially deviate from the Group’s historical results primarily due to the market downturns and economic slowdowns in the recent years in Russia, where KPSC and Yakutugol are located. All these material assumptions are based on the Group’s projections and are subject to risk and uncertainty.

Based on the sensitivity analysis carried out as of December 31, 2014, the following minimum changes in key assumptions used in the goodwill impairment test would trigger the impairment of goodwill at KPSC and Yakutugol (the actual impairment loss that the Group would need to recognize under these hypotheses would depend on the appraisal of the fair values of the reporting unit’s assets, which has not been conducted):

•	0.8% and 18.1% decrease in future planned revenues, respectively;

•	6.6% and 7.7% point increase in discount rates for each year within the forecasted period, respectively;

•	11.4% points decrease in cash flows growth rate after the forecasted period at KPSC.

The Group believes that the values assigned to key assumptions and estimates represent the most realistic assessment of future trends.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

According to the results of the impairment analysis of goodwill, an impairment loss of $38,310 for the year ended December 31, 2013 was recognized in the following reporting units:

Reporting unit	Segment	Impairment loss as for the year ended December 31, 2013
KPSC	Power	28,144
Ekos-plus.	Mining	4,069
WNL Staal	Steel	2,263
Ramateks	Steel	2,248
Mechel Transport	Mining	1,586

Total		38,310

The remaining carrying value of the goodwill for KPSC where the Group recorded goodwill impairment as of December 31, 2013 was $31,352. The remaining carrying value of goodwill for Ekos-plus, WNL Staal, Ramateks and Mechel Transport was $nil.

According to the results of the impairment analysis of long-lived assets, an impairment loss of $177,417 for the year ended December 31, 2013 was recognized for DEMP. The remaining carrying value of the long-lived assets of DEMP after recording of long-lived assets impairment as of December 31, 2013 was $35,661.

According to the results of the impairment analysis of goodwill as of December 31, 2013, the following reporting units with goodwill allocated for testing purposes had the estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, if impaired, could materially impact the Group’s results:

Reporting unit	Segment	The excess of fair value over carrying value	Goodwill allocated to the reporting unit
Yakutugol	Mining	17%	408,915
BFP	Ferroalloy	29%	89,521
Port Posiet	Mining	17%	23,109

The material assumptions that drive the estimated fair values of Yakutugol, BFP and Port Posiet are represented by projected prices, sales volumes, discount rates. Some of these assumptions materially deviate from the Group’s historical results primarily due to the market downturns and economic slowdowns in the recent years in Russia, where Yakutugol, BFP and Port Posiet are located. All these material assumptions are based on the Group’s projections and are subject to risk and uncertainty Changes in these material assumptions could result in lower than expected cash flows that may trigger the impairment of goodwill and long-lived assets.

The Group believes that the values assigned to key assumptions and estimates represent the most realistic assessment of future trends.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

According to the results of the impairment analysis of goodwill, an impairment loss of $361,969 for the year ended December 31, 2012 was recognized in the following reporting units:

Reporting unit	Segment	Impairment loss as for the year ended December 31, 2012
DEMP.	Steel	205,522
Ductil Steel S.A.	Steel	92,398
Cognor	Steel	62,118
Nemunas	Steel	1,931

Total		361,969

The remaining carrying value of goodwill of these reporting units was $nil.

According to the results of the impairment analysis of long-lived assets, an impairment loss of $245,908 for the year ended December 31, 2012 was recognized in the following reporting units:

Reporting unit	Segment	Impairment loss as for the year ended December 31, 2012
Ductil Steel S.A.	Steel	115,181
Mechel Targoviste S.A.	Steel	48,806
Kazakhstansky Nickel Mining Company	Steel	23,864
Laminorul S.A.	Steel	29,933
Mechel Campia Turzii S.A	Steel	19,727
Nemunas	Steel	8,397

Total		245,908

The remaining carrying value of the long-lived assets of these reporting units was $nil.

25.	SEGMENT INFORMATION

Effective April 1, 2014, in connection with the disposal of the ferroalloy entities, the Group reorganized its reportable segments as a result of a change in managing and evaluating the business. Previously, the Group had four reportable segments: Steel, Mining, Ferroalloy and Power. In 2014, the Group realigned the structure of segments, and, therefore, decreased the number of reportable segments to three: Steel, Mining and Power. These segments are combinations of subsidiaries and have separate management teams and offer different products and services. The above three segments meet criteria for reportable segments. Subsidiaries are consolidated by the segment to which they belong based on their products and by which they are managed. All historical segment information has been revised to conform to the new presentation, with no resulting impact on the consolidated results of operations.

The Group’s management evaluates performance of the segments based on segment revenues, gross margin and operating income (loss).

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Segment information for 2014, 2013 and 2012 is as follows:

	2014					2013					2012
	Mining	Steel	Power	Eliminations*****	Total	Mining	Steel	Power	Eliminations*****	Total	Mining	Steel	Power	Eliminations*****	Total
Revenues from external customers	2,087, 047	3,643,797	674,923		6,405,767	2,619,262	5,132,100	754,569		8,505,931	3,143,660	6,852,614	757,239		10,753,513
Intersegment revenues	552,844	213,405	356,998		1,123,247	525,201	239,842	435,637		1,200,680	627,836	261,724	428,537		1,318,097
Gross margin	1,293, 078	800, 180	268,244	12,608	2,374,110	1,516,841	840,504	305,783	(2,949)	2,660,179	1,905,261	1,059,192	305,943	47,580	3,317,976
Gross margin*, %	49.0%	20.7%	26.0%		37.1%	48.2%	15.6%	25.7%		31.3%	50.5%	14.9%	25.8%		30.9%
Depreciation, depletion and amortization	228,628	133,552	8,364		370,544	260,233	155,539	9,510		425,282	236,023	175,175	10,662		421,860
Loss on write-off of property, plant and equipment	8,560	5,975	2,860		17,395	16,358	896	—		17,254	6,820	4,054	5		10,879
Impairment of goodwill and long-lived assets	—	(120,237)	—		(120,237)	(5,658)	(181,925)	(28,144)		(215,727)	—	(607,877)	—		(607,877)
Provision for amounts due from related parties	(3,093)	(32,999)	(5,333)		(41,425)	(1,566)	(699,829)	(12,786)		(714,181)	(22,668)	(896,445)	—		(919,113)
Operating income (loss)	63,682	42,120	8,018	12,608	126,428	211,895	(853,059)	(12,644)	(2,949)	(656,757)	726,565	(1,403,055)	31,314	47,580	(597,596)
Income (loss) from equity investees	450	(174)	—		276	3,729	(140)	—		3,589	475	—	—		475
Interest income	1,629	731	38		2,398	2,701	4,565	64		7,330	50,282	19,859	37		70,178
Intersegment interest income	18,304	9,309	1,204		28,817	44,566	5,232	—		49,798	47,875	225	—		48,100
Interest expense**	(383,500)	(385,071)	(24,657)		(793,228)	(378,959)	(335,689)	(25,953)		(740,601)	(275,774)	(355,403)	(18,583)		(649,760)
Intersegment interest expense	(4,754)	(17,658)	(6,405)		(28,817)	(1,165)	(36,850)	(11,783)		(49,798)	(190)	(42,121)	(5,789)		(48,100)
(Loss) gain from discontinued operations, net of income tax	(1,480,349)	21,635	(15,066)		(1,473,780)	(35,777)	(1,158,228)	(24,092)		(1,218,097)	(33,548)	(191,639)	(161,038)		(386,225)
Segment assets***	4,359,291	2,140,093	214,106		6,713,490	10,000,696	3,461,491	372,323		13,834,510	9,680,652	7,530,814	483,837		17,695,303
Assets of discontinued operations****	151,602	—	—		151,602	2,181,532	—	—		2,181,532	2,258,421	1,713,449	59,223		4,031,093
Investments in equity investees****	4,866	—	—		4,866	7,388	216	—		7,604	7,475	378	—		7,853
Goodwill****	255,242	61,708	86,257		403,207	438,640	100,813	148,310		687,763	478,636	112,930	191,249		782,815
Capital expenditures	(354,066)	(84,254)	(5,348)		(443,668)	(330,983)	(216,227)	(5,216)		(552,426)	(599,343)	(340,955)	(9,744)		(950,042)
Income tax benefit (expense)	166,491	14,158	3,259		183,908	(85,208)	17,024	(10,908)		(79,092)	(208,602)	(31,423)	(2,576)		(242,601)

*	Gross margin percentage is calculated as a function of total revenues for the segment, including both from external customers and intersegment.
**	Interest expense incurred by the production subsidiaries is included in the corresponding segment. Directly attributed interest expense incurred by the servicing subsidiaries (trading houses and corporate) is included in the appropriate segment based on the nature and purpose of the debt, while the interest expense related to general financing of the Group is allocated to segments proportionate to respective segment revenues.
***	Net of effects of intersegment eliminations.
****	Included in total segment assets.
*****	Eliminations represent adjustments for the elimination of intersegment unrealized profit (loss).

The amount of electricity transmission costs, included in the selling and distribution expenses of power segment, for 2014, 2013 and 2012 is $198,837, $221,247 and $221,511, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

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

	2014	2013	2012
Domestic
Russia	3,725,567	4,795,324	5,567,656
Other	508,121	874,226	1,254,960

Total	4,233,688	5,669,550	6,822,616
Export	2,172,079	2,836,381	3,930,897

Total revenue, net	6,405,767	8,505,931	10,753,513

Allocation of total revenue by country is based on the location of the customer. The Group’s total revenue from external customers by geographic area for the last three fiscal years was as follows:

	2014	2013	2012
Russia	3,727,782	4,797,012	5,572,864
Europe	889,465	1,234,728	1,656,697
Asia	1,071,766	1,453,750	1,596,025
CIS	566,514	647,833	996,832
Middle East	96,059	265,727	667,059
USA	11,738	9,219	62,780
Other regions	42,443	97,662	201,256

Total	6,405,767	8,505,931	10,753,513

The majority of the Group’s long-lived assets are located in Russia. The carrying amounts of long-lived assets pertaining to the Group’s major operations located outside Russia as of December 31, 2014 and 2013 were as follows:

	2014	2013
Switzerland / Liechtenstein	134	186
Lithuania	9	6
Romania	4,261	10,456
Bulgaria	20	57
Germany	27,518	38,638
USA	—	3,202
CIS	390	36,138
Turkey	167	4,221
Czech Republic	4,285	5,739
Austria	12,503	25,373
Other	1,310	4,187

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Because of the significant number of customers, there are no individual external customers that generate sales greater than 10% of the Group’s consolidated total revenue.

The following table presents the breakdown the Group’s revenues from external customers by major products:

	December 31, 2014	December 31, 2013	December 31, 2012
Mining segment
Coal and middlings	1,629,180	1,866,536	2,189,901
Coke and chemical products	287,639	283,199	440,621
Iron ore concentrate	109,370	411,903	444,672
Other	60,858	57,624	68,466

Total	2,087,047	2,619,262	3,143,660

Power segment
Electricity	619,864	673,053	671,283
Other	55,059	81,516	85,956

Total	674,923	754,569	757,239

Steel segment
Long steel products	1,879,842	2,446,989	2,860,711
Hardware	592,734	760,085	889,041
Flat steel products	383,462	524,230	636,128
Forgings and stampings	313,772	406,440	442,585
Steel pipes	89,860	182,432	261,040
Semi-finished steel products	78,373	443,926	1,175,392
Ferrosilicon	71,228	77,039	65,591
Other	234,526	290,959	522,126

Total	3,643,797	5,132,100	6,852,614

Total revenue	6,405,767	8,505,931	10,753,513

26.	COMMITMENTS AND CONTINGENCIES

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

As of December 31, 2014, the total Group’s contractual commitments to acquire property, plant and equipment amounted to $474,826.

Included in the commitments related to acquisition of property, plant and equipment are amounts arising from various purchase agreements in respect of railway construction for the Elga project. The total amount of remaining commitments under the construction contracts as of December 31, 2014 is equal to $378,922

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Contingencies

(a)	Guarantees

As of December 31, 2014, the Group guaranteed the fulfillment of obligations to third parties for the total amount of $2,105. These guarantees are given by the Group under promissory notes, which were transferred by endorsement.

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

The Group estimated the total amount of capital investments to address environmental concerns at its various subsidiaries at $23,654 as of December 31, 2014. These amounts are not accrued in the consolidated financial statements until actual capital investments are made.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The Russian transfer pricing legislation, which came into force on January 1, 2012, allows the Russian tax authority to apply transfer pricing adjustments and impose additional profits tax liabilities in respect of all “controlled” transactions if the transaction price differs from the market level of prices. The list of “controlled” transactions includes transactions performed with related parties and certain types of cross-border transactions. For domestic transactions the transfer pricing rules apply only if the amount of all transaction with related party exceeds 2 billion Russian rubles in 2013 and 1 billion Russian rubles since 2014. In cases where the domestic transaction resulted in an accrual of additional tax liabilities for one party, another party could correspondingly adjust its profit tax liabilities according to the special notification issued by the authorized body in due course.

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

Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, the Group has accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. In accordance with FASB ASC 450, “Contingencies” (“ASC 450”), the Group accrued $11,367 and $16,755 of other tax claims that management believes are probable, as of December 31, 2014 and 2013, respectively. In addition, income tax accrual was made under ASC 740 (Note 20).

As of December 31, 2014, the Group does not believe that any other material tax matters exist relating to the Group, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be materially misstated or misleading.

Possible liabilities, which were identified by management as those that can be subject to different interpretations of the tax law and regulations are not accrued in the consolidated financial statements. The amount of such liabilities was $35,726.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

As of the date when the financial statements were issued, the Group was involved into the following litigations:

•	The Group filed a claim against Sberbank in connection with conversion of debt from Russian rubles into U.S. dollars under cross currency option agreement. The Group’s liabilities arising from conversion were recorded in the consolidated financial statements as of December 31, 2014 as described in Note 15;

•	VTB Bank and VTB Capital claimed for $101,912 plus interest pursuant to the obligations of the Group under cross currency swap agreement with VTB Bank (Austria). The Group is rejecting the VTB Bank’s claims including inter alia the validity of earlier termination of the swap agreement. The Group’s liabilities arising from cross currency swap were recorded in the consolidated financial statements as of December 31, 2014 as described in Note 15;

•	On March 31, 2015, the Group received a notice about seizure of 100% shares of Mechel Service Global B.V. in favor of VTB. The shares are seized according to the judgment of the Hague court as an interim measure in the claim of VTB to the Group in LMAC and are likely to be foreclosen on the outstanding loan that was recognized upon termination of swap agreement with VTB;

•	On April 13, 2015, the Group filed two lawsuits against VTB Bank with the Moscow Arbitrazh Court to contest the SKCC’s and Yakutugol’s loans conversion into U.S. dollars. The Group’s liabilities arising from conversion were recorded in the consolidated financial statements as of December 31, 2014 as described in Note 15.

(e)	Russian business environment

Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

In 2014, the Russian economy was negatively impacted by a significant drop in crude oil prices and a significant devaluation of the Russian ruble, as well as sanctions imposed on Russia by several countries. In December 2014, the Russian ruble interest rates have increased significantly after the Central Bank of Russia raised its key rate to 17% p.a. The combination of the above resulted in reduced access to capital, a higher cost of capital, increased inflation and uncertainty regarding economic growth, which could negatively affect the Group’s future financial position, results of operations and business prospects. Management believes it is taking appropriate measures to support the sustainability of the Group’s business in the current circumstances.

27.	SUBSEQUENT EVENTS

The Group evaluated subsequent events for these consolidated financial statements through the date when the financial statements were issued, April 28, 2015.

Disposal of subsidiaries

On February 18, 2015, the Group has closed the sale of the BCG Companies (Note 4(c)).

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, and for each of the three years in the period ended

December 31, 2014

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Debt restructuring

In March 2015, Yakutugol signed amendments to the loan agreements with Raiffeisenbank for the restructuring of the existing overdue credit facilities in the amount of $29,091 which were converted into rubles (1.7 billion Russian rubles) on the date of the agreement. The restructured facility bears interest 1month MosPrime plus 3.4% p.a. According to the amendments, the Group should repay the credit facility by February 2016. The Group paid a penalty fee for the overdue of payments on principal amount and interest on the credit facilities in the amount of $1,245 at the date of the amendments.

In March 2015, HBL entered into an amended agreement with VTB Bank for the total amount of 30 million euro ($31,572 at exchange rate as of the date of the agreement) on refinancing of the existing short-term credit facility. According to the amendments, the Group should repay the revolving credit line by December 2015. The interest rate remained unchanged. The parties agreed to extent the pledge under the amended loan agreement.