Form 20-F
period 2015-12-31
Mechel OAO
filed 2016-05-13
CIK 1302362

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-32328

MECHEL PAO

(Exact name of Registrant as specified in its charter)

RUSSIAN FEDERATION

(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya Street 1, Moscow 125167, Russian Federation

(Address of principal executive offices)

Alexey Lukashov, tel.: +7-495-221-8888, e-mail: alexey.lukashov@mechel.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
COMMON AMERICAN DEPOSITARY SHARES, EACH COMMON ADS REPRESENTING TWO COMMON SHARES	NEW YORK STOCK EXCHANGE
COMMON SHARES, PAR VALUE 10 RUSSIAN RUBLES PER SHARE	NEW YORK STOCK EXCHANGE(1)
PREFERRED AMERICAN DEPOSITARY SHARES, EACH PREFERRED ADS REPRESENTING ONE-HALF OF A PREFERRED SHARE	NEW YORK STOCK EXCHANGE
PREFERRED SHARES, PAR VALUE 10 RUSSIAN RUBLES PER SHARE	NEW YORK STOCK EXCHANGE(2)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

416,270,745 common shares, of which 86,376,678 shares are in the form of common ADSs as of March 31, 2016

138,756,915 preferred shares (including 55,502,766 shares held by Skyblock Limited, a wholly-owned subsidiary of Mechel), of which 18,075,668 shares are in the form of preferred ADSs as of March 31, 2016

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Unless the context otherwise requires, references to “Mechel” refer to Mechel PAO, and references to “Mechel group,” “our group,” “we,” “us” or “our” refer to Mechel PAO together with its subsidiaries.

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

The presentation currency of our consolidated financial statements is the Russian ruble. Before transition to IFRS, U.S. dollar was the presentation currency of our consolidated financial statements prepared under U.S. GAAP. The reason of adopting the Russian ruble as the presentation currency in the consolidated statements under IFRS is to allow a greater transparency of our financial and operating performance as it more closely reflects the profile of our revenue and operating income that are generated in Russian rubles. The U.S. GAAP financial information included in the consolidated financial statements as of January 1, 2014 and for the year ended December 31, 2014 previously reported in U.S. dollars has been converted into Russian rubles.

References to “Russian rubles,” “rubles” or “RUB” are to the currency of the Russian Federation, references to “U.S. dollars,” “$” or “USD” are to the currency of the United States and references to “euro,” “€” or “EUR” are to the currency of the member states of the European Union that participate in the European Monetary Union.

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

“CIS” means the Commonwealth of Independent States.

The following table sets forth by business activity the official names and location of our key subsidiaries and their names as used in this document:

Name as Used in This Document	Official Name	Location
Mining
Mechel Mining	Mechel Mining OAO	Russia, Moscow
Southern Kuzbass Coal Company	Southern Kuzbass Coal Company PAO(1)	Russia, Kemerovo region
Yakutugol	Yakutugol Joint-Stock Holding Company(1)	Russia, Sakha Republic
Elgaugol	Elgaugol OOO	Russia, Sakha Republic
Korshunov Mining Plant	Korshunov Mining Plant OAO	Russia, Irkutsk region
Moscow Coke and Gas Plant	Moscow Coke and Gas Plant OAO	Russia, Moscow region
Mechel Coke	Mechel Coke OOO	Russia, Chelyabinsk region
Port Posiet	Port Posiet JSC(1)	Russia, Primorsk Krai
Port Temryuk	Port Mechel Temryuk OOO	Russia, Krasnodar Krai

Steel
Chelyabinsk Metallurgical Plant	Chelyabinsk Metallurgical Plant PAO(1)	Russia, Chelyabinsk region
Izhstal	Izhstal OAO	Russia, Republic of Udmurtia
Urals Stampings Plant	Urals Stampings Plant PAO(1)	Russia, Chelyabinsk region
Beloretsk Metallurgical Plant	Beloretsk Metallurgical Plant AO(1)	Russia, Republic of Bashkortostan
Vyartsilya Metal Products Plant	Vyartsilya Metal Products Plant ZAO	Russia, Republic of Karelia
Mechel Nemunas	Mechel Nemunas UAB	Lithuania
Bratsk Ferroalloy Plant	Bratsk Ferroalloy Plant OOO	Russia, Irkutsk region
Port Kambarka	Port Kambarka OAO	Russia, Republic of Udmurtia

Power
Southern Kuzbass Power Plant	Southern Kuzbass Power Plant OAO	Russia, Kemerovo region

Name as Used in This Document	Official Name	Location
Kuzbass Power Sales Company	Kuzbass Power Sales Company OAO	Russia, Kemerovo region
Mechel Energo	Mechel Energo OOO	Russia, Chelyabinsk region

Marketing and Distribution
Mechel Carbon	Mechel Carbon AG	Switzerland, Baar
Mechel Carbon Singapore	Mechel Carbon (Singapore) Pte. Ltd.	Singapore
Mechel Trading	Mechel Trading AG	Switzerland, Baar
Mechel Service Global	Mechel Service Global B.V.	Netherlands
Mechel Service	Mechel Service OOO	Russia, Moscow

Other
Mecheltrans	Mecheltrans OOO	Russia, Moscow

(1)	The legal organizational form of our Russian subsidiaries and Mechel has been changed in accordance with the current legislation of the Russian Federation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “will,” “may,” “should” and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, “Item 3. Key Information — Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” and include statements regarding:

•	strategies, outlook and growth prospects;

•	the ability to maintain sufficient cash and other liquid resources to meet our operating and debt service requirements;

•	our ability to comply with the financial covenants in our loan agreements as well as other covenants and restrictions imposed by the existing and future financing arrangements and our ability to achieve an outcome in the ongoing debt restructuring negotiations with our lenders;

•	the impact of competition;

•	costs of our acquisitions and ability to realize expected synergies and other benefits;

•	capital expenditures;

•	demand for our products;

•	economic outlook and industry trends;

•	transactions with related parties;

•	regulatory compliance;

•	developments in our markets;

•	future plans and potential for future growth;

•	the impact of regulatory initiatives; and

•	the strength of our competitors.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The financial data set forth below as of December 31, 2015 and 2014, and for the years then ended, have been derived from our consolidated financial statements. Our reporting currency is the Russian ruble and we prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”).

The consolidated financial statements for the year ended December 31, 2015 are the first we have prepared in accordance with IFRS. The date of transition to IFRS is January 1, 2014. For periods up to and including the year ended December 31, 2014, we prepared our consolidated financial statements in accordance with U.S. GAAP. Accordingly, we have prepared financial statements that comply with IFRS applicable as of December 31, 2015, together with the comparative period data for the year ended December 31, 2014. An explanation of the principal adjustments made in restating the U.S. GAAP financial statements, including the statement of financial position as of January 1, 2014 and the financial statements for the year ended December 31, 2014, is provided in note 9 to our consolidated financial statements.

Pursuant to the transitional relief granted by the U.S. SEC in respect of the first-time adoption of IFRS, we have only provided financial statements and financial information for two fiscal years ended December 31, 2015 in this annual report as presented under IFRS. The selected financial information as of and for the years ended December 31, 2014 and 2015 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included in this annual report.

Our results of operations for the periods presented are affected by a disposal. See note 17 to the consolidated financial statements. The financial data below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2015	2014
	(In millions of Russian rubles, except per share data)
Consolidated statements of profit (loss) and other comprehensive income (loss) data:
Revenue	253,141	243,992
Cost of goods sold	(151,334)	(153,057)

Gross profit	101,807	90,935
Selling, distribution and operating expenses, net	(77,739)	(90,048)

Operating profit	24,068	887
Other income and (expense), net	(131,196)	(131,974)
Loss before tax from continuing operations	(107,128)	(131,087)
Income tax (expense) benefit	(8,322)	8,822
Loss for the year from continuing operations	(115,450)	(122,265)
Profit (loss) after tax for the year from discontinued operations, net	822	(11,702)
Loss for the year	(114,628)	(133,967)
Less: profit (loss) attributable to non-controlling interests	535	(1,263)

Loss attributable to equity holders of the parent	(115,163)	(132,704)

Loss for the year	(114,628)	(133,967)
Exchange differences on translation of foreign operations	287	1,168

Exchange differences on translation of disposal of subsidiaries	—	—
Remeasurement losses on defined benefit plans	(194)	(127)
Net gain on available for sale financial assets	8	2
Total comprehensive loss for the year, net of tax	(114,527)	(132,924)
Total comprehensive income (loss) attributable to non-controlling interests	537	(1,249)

Total comprehensive loss attributable to equity holders of the parent	(115,064)	(131,675)

Loss per share from continuing operations (in Russian rubles)	(278)	(290)

Earnings (loss) per share from discontinued operations (in Russian rubles)	2	(29)

Basic and diluted, loss from continuing operations attributable to common equity holders of the parent	(277)	(319)
Cash dividends per common share	—	—

Cash dividends per preferred share	—	—

Weighted average number of common shares	416,270,745	416,270,745
Mining segment statements of profit (loss) and other comprehensive income (loss) data(1):
Revenue	108,723	100,558
Cost of goods sold	(51,280)	(51,435)

Gross profit	57,442	49,123
Selling, distribution and operating expenses, net	(41,548)	(47,404)

Operating profit	15,895	1,718

	Year Ended December 31,
	2015	2014
	(In millions of Russian rubles, except per share data)
Steel segment statements of profit (loss) and other comprehensive income (loss) data(1):
Revenue	153,004	146,867
Cost of goods sold	(119,610)	(115,485)

Gross profit	33,394	31,382
Selling, distribution and operating expenses	(24,938)	(32,729)

Operating profit (loss)	8,456	(1,347)

Power segment statements of profit (loss) and other comprehensive income (loss) data(1):
Revenue	41,467	39,554
Cost of goods sold	(30,178)	(29,215)

Gross profit	11,289	10,339
Selling, distribution and operating expenses, net	(11,254)	(9,915)

Operating profit	35	424

Consolidated statements of financial position data (at period end):
Total assets	342,071	369,258
Equity attributable to shareholders of Mechel PAO	(267,803)	(154,666)
Equity attributable to non-controlling interests	5,948	8,253
Non-current interest-bearing loans and borrowings	4,308	9,346
Consolidated cash flows data:
Net cash provided by operating activities	9,982	28,072
Net cash used in investing activities	(10,062)	(17,739)
Net cash used in financing activities	(704)	(16,020)
Non-IFRS measures(2):
Consolidated Adjusted EBITDA	45,730	29,759
Mining Segment Adjusted EBITDA	26,831	13,359
Steel Segment Adjusted EBITDA	17,127	14,906
Power Segment Adjusted EBITDA	2,090	1,403

(1)	Segment revenues and cost of goods sold include intersegment sales.
(2)	Adjusted EBITDA represents net income or loss before depreciation, depletion and amortization, foreign exchange loss (gain), finance costs, finance income, net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, allowance for doubtful accounts, write-offs of inventories to net realisable value, (profit) loss after tax for the year from discontinued operations, net, net result on the disposal of subsidiaries, amount attributable to non-controlling interests, income taxes, loss (profit) from pension obligations, fines and penalties, gain from accounts payable write-off and other one-off items.

Reconciliation of Adjusted EBITDA to net loss attributable to shareholders of Mechel PAO is as follows for the periods indicated:

	Year Ended December 31,
	2015	2014
	(In millions of Russian rubles)
Consolidated Adjusted EBITDA reconciliation:
Net loss attributable to shareholders of Mechel PAO	(115,163)	(132,704)
Add:
Depreciation, depletion and amortization	14,085	14,429
Foreign exchange loss	71,106	103,176
Finance costs	60,452	28,110
Finance income	(183)	(107)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, allowance for doubtful accounts and write-offs of inventories to net realisable value	4,772	12,710
(Profit) loss after tax for the year from discontinued operations, net	(932)	11,702
Net result on the disposal of subsidiaries	19	89
Amount attributable to non-controlling interests	535	(1,263)
Income taxes	8,322	(8,822)
Loss (profit) from pension obligations	50	(6)
Fines and penalties	1,598	915
Gain from accounts payable write-off	(224)	(38)
Other one-off items	1,293	1,568

Consolidated Adjusted EBITDA	45,730	29,759

Mining Segment Adjusted EBITDA reconciliation:
Net loss attributable to shareholders of Mechel PAO	(71,120)	(86,787)
Add:
Depreciation, depletion and amortization	9,106	8,747
Foreign exchange loss	49,872	70,553
Finance costs	33,880	15,045
Finance income	(1,030)	(777)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, allowance for doubtful accounts and write-offs of inventories to net realisable value	900	1,357
(Profit) loss after tax for the year from discontinued operations, net	(764)	13,141
Net result on the disposal of subsidiaries	—	—
Amount attributable to non-controlling interests	(444)	(971)
Income taxes	5,632	(8,435)
Loss (profit) from pension obligations	125	(5)
Fines and penalties	707	755
Gain from accounts payable write-off	(33)	(2)
Other one-off items	—	741

Mining Segment Adjusted EBITDA	26,831	13,359

	Year Ended December 31,
	2015	2014
	(In millions of Russian rubles)
Steel Segment Adjusted EBITDA reconciliation:
Net loss attributable to shareholders of Mechel PAO	(41,438)	(45,356)
Add:
Depreciation, depletion and amortization	4,650	5,391
Foreign exchange loss	21,122	32,910
Finance costs	25,645	12,966
Finance income	(344)	(390)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, allowance for doubtful accounts and write-offs of inventories to net realisable value	2,122	10,658
Profit after tax for the year from discontinued operations, net	(168)	(1,468)
Net result on the disposal of subsidiaries	19	89
Amount attributable to non-controlling interests	812	(408)
Income taxes	2,794	(374)
Profit from pension obligations	(81)	(7)
Fines and penalties	890	189
Gain from accounts payable write-off	(190)	(35)
Other one-off items	1,293	742

Steel Segment Adjusted EBITDA	17,127	14,906

Power Segment Adjusted EBITDA reconciliation:
Net loss attributable to shareholders of Mechel PAO	(2,286)	(651)
Add:
Depreciation, depletion and amortization	329	291
Foreign exchange loss (gain)	111	(287)
Finance costs	2,173	1,208
Finance income	(55)	(48)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, allowance for doubtful accounts and write-offs of inventories to net realisable value	1,751	696
Loss after tax for the year from discontinued operations, net	—	29
Net result on the disposal of subsidiaries	—	—
Amount attributable to non-controlling interests	166	114
Income taxes	(103)	(13)
Loss from pension obligations	6	7
Fines and penalties	—	(29)
Gain from accounts payable write-off	(1)	(0)
Other one-off items	—	86

Power Segment Adjusted EBITDA	2,090	1,403

Adjusted EBITDA is a measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measure of our operating performance under IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS or as an alternative to cash flow from operating activities or as a measure of our liquidity. In particular, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS. Some of these limitations are as follows:

•	Adjusted EBITDA does not reflect the impact of finance income and costs, which are significant and could further increase if we incur more debt, on our operating performance.

•	Adjusted EBITDA does not reflect the impact of income taxes on our operating performance.

•	Adjusted EBITDA does not reflect the impact of depreciation, depletion and amortization on our operating performance. The assets of our businesses which are being depreciated, depleted and/or amortized (including, for example, our mineral reserves) will have to be replaced in the future and such depreciation, depletion and amortization expense may approximate the cost to replace these assets in the future. By excluding such expense from Adjusted EBITDA, Adjusted EBITDA does not reflect our future cash requirements for such replacements.

•	Adjusted EBITDA does not reflect the impact of foreign exchange gains and losses, which may recur.

•	Adjusted EBITDA does not reflect the impact of the net result on the disposal of non-current assets on our operating performance, which may recur.

•	Adjusted EBITDA does not reflect the impact of impairment of goodwill and other non-current assets, allowance for doubtful accounts and write-offs of inventories to net realisable value, which may recur.

•	Adjusted EBITDA does not reflect the impact of (profit) loss after tax for the year from discontinued operations, net.

•	Adjusted EBITDA does not reflect the impact of net result on the disposal of subsidiaries.

•	Adjusted EBITDA does not reflect the impact of amounts attributable to non-controlling interests on our operating performance.

•	Adjusted EBITDA does not reflect the impact of loss (profit) from pension obligations.

•	Adjusted EBITDA does not reflect the impact of fines and penalties.

•	Adjusted EBITDA does not reflect the impact of gain from accounts payable write-off and other one-off items.

•	Other companies in our industry may calculate Adjusted EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

We compensate for these limitations by relying primarily on our IFRS operating results and using Adjusted EBITDA only supplementally. See our consolidated statements of financial position and profit (loss) and other comprehensive income (loss) and consolidated statements of cash flows included elsewhere in this document.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the official exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of the Russian Federation (the “CBR”).

These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

Year Ended December 31,	Rubles per U.S. Dollar
	High	Low	Average(1)	Period End
2015	72.88	49.18	60.96	72.88
2014	67.79	32.66	38.42	56.26
2013	33.47	29.93	31.85	32.73
2012	34.04	28.95	31.09	30.37
2011	32.68	27.26	29.39	32.20

(1)	The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. Dollar
	High	Low
April 2016	68.89	64.33
March 2016	75.90	67.61
February 2016	79.50	75.09
January 2016	83.59	72.93
December 2015	72.88	66.26
November 2015	66.63	63.40
October 2015	65.94	61.15

The exchange rate between the ruble and the U.S. dollar on May 13, 2016 was 64.96 rubles per one U.S. dollar.

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

As discussed in note 4 to our consolidated financial statements in “Item 18. Financial Statements,” because we have significant debt that we do not have the ability to repay without refinancing or restructuring of all our financial obligations, and our ability to do so is dependent upon continued negotiations with the banks, there is substantial doubt about our ability to continue as a going concern. We also note that we have been in non-compliance with financial and non-financial covenants in our major loan agreements. In addition, there was a default on payments of principal and interest to certain lenders and lessors. See “— We face pressure on our liquidity, negatively influencing our working capital, which resulted from the acquisitions, substantial investment program, lasting global economic slowdown and our need to service debt along with international sanctions against Russia and Russian state-owned banks,” “Our failure to comply with the payment and other obligations in our credit facilities caused some of our creditors to accelerate amounts due under their loan agreements and such failure, or like failure in the future, may cause the acceleration of our other outstanding debt, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects,” “We have a substantial amount of outstanding indebtedness with restrictive financial covenants and most shares and assets in our subsidiaries are pledged” and “We have not fulfilled our payment obligations under several of the group’s lease agreements and a number of the respective lessors have required the return of the leased assets, which may materially adversely affect our business, financial condition, results of operations and prospects.” Although throughout the year there were several attempts to claim accelerated repayments, by December 31, 2015, we have agreed with our major lenders, such as Gazprombank, VTB Bank and Sberbank, to restructure our debt. As of December 31, 2015, we have signed amendment agreements with Gazprombank and VTB Bank which were conditional upon certain undertakings, which we have managed to fulfill in part as of the date hereof. As of December 31, 2015, we have also signed settlement agreements with Sberbank on Southern Kuzbass Coal Company credit facilities which were under legal proceedings. In February and March 2016, we signed amendments regulating the terms of restructuring to all credit agreements with Sberbank. In April 2016, Southern Kuzbass Coal Company signed new settlement agreements with Sberbank which assigned part of the principal amount to Gazprombank and the remaining debt was restructured. See “— If we are unable to restructure all of our indebtedness or fail to comply with the new terms of the restructured indebtedness, our lenders may claim for accelerated repayment, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects.” Although we signed restructuring agreements with Russian state banks during the period from August 2015 through April 2016, we still have a number of various creditors which could (have the legal right to) request for accelerated repayment of our debt. We do not have the resources to enable us to comply with such accelerated repayment requests immediately. Our restructuring plan includes refinancing and amendment of the terms and conditions of our existing debt agreements to extend grace periods and repayment periods beyond December 31, 2016 and align the servicing of our debt with the projected cash flows to be generated by the group in 2016 and beyond, are discussed in “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Outlook for 2016” and note 4 to our consolidated financial statements in “Item 18. Financial Statements.” Our future is dependent on our ability to refinance or restructure our indebtedness successfully or otherwise address these matters. If we fail to do so for any reason, we would not be able to continue as a going concern and could potentially be forced to seek relief under applicable bankruptcy or insolvency procedures, in which case our shares and ADSs would lose all or a substantial amount of their value. However, given management’s plans, our consolidated financial statements have been prepared on the basis that we will continue as a going concern entity, and no adjustments have been made in our consolidated financial statements relating to the recoverability and classification of the recorded value of assets, the amounts and classification of liabilities or any other adjustments that might result in any potential impact of us not being able to refinance our debt obligations as outlined in note 4 to our consolidated financial statements in “Item 18. Financial Statements.”

We face pressure on our liquidity, negatively influencing our working capital, which resulted from the acquisitions, substantial investment program, lasting global economic slowdown and our need to service debt along with international sanctions against Russia and Russian state-owned banks.

Due to a substantial increase in our total indebtedness in 2007 and early 2008 which was incurred mostly for the acquisition of Yakutugol in 2007 and Oriel Resources in 2008 and as a result of the economic downturn and a sharp decline in demand and prices for our products starting from August 2008 and continuing into the first half of 2009, we experienced a liquidity shortage in late 2008 and early 2009. In order to address the liquidity shortage during 2008 through 2011 we obtained significant loans mainly to refinance debts raised to finance acquisitions, substantial investment program of our subsidiaries and increased level of inventories.

Starting from the second half of 2012 and gradually worsening during 2013 and into 2014, a second phase of economic and financial difficulties unfolded. This resulted in a further decline in demand and prices for our products and we experienced a renewed tightening of our liquidity in 2013. To alleviate the pressure on our liquidity, persisting since 2010, in 2013, we refinanced and restructured a number of major loans mainly with Russian state-owned banks and issued Russian ruble bonds in order to refinance our debts. Additionally, in December 2013, we restructured our $1.0 billion pre-export facilities with a syndicate of banks.

In the first half of 2014, we experienced a shortage of liquidity and difficulties with refinancing of our debt; as a result, we failed to fulfill our payment obligations in connection with the servicing of the interest and the repayment of our indebtedness. We held discussions with our creditors and applied for a standstill with respect to the payment of our financial obligations or a temporary reduction in servicing the loans which was not accepted. From the second half of 2014, the markets for our main products began to recover, and the depreciation of the ruble contributed to an increase in our operating profit and our available cash flow for servicing our financial obligations. Despite of further decrease in prices on our main products during 2015 with further depreciation of the ruble we managed to maintain stable operation profit and used all earned profits for servicing of our financial obligations. We resumed making partial payments of current interest to the banks and agreed extension of the grace periods and new repayment schedules with our major creditors as well as partial capitalization of interest payments and restructuring of overdue interest and principal. Our primary objective in negotiating the debt refinancing and restructuring relates to matching our projected available free cash flows with future financial and investment payments and resetting the financial covenants is to ensure a stable financial environment that would allow us to continue to pursue our financial strategy: lengthening the maturity profile of our debt portfolio and grace repayment periods across our most important credit facilities, which would help us endure the prolonged commodity price depression.

For the year ended December 31, 2015, we had an operating income of RUB 24,068 million as compared to RUB 887 million for the year ended December 31, 2014. Net cash provided by operating activities was RUB 9,982 million for the year ended December 31, 2015 as compared to RUB 28,072 million for the year ended December 31,2014. As of December 31, 2015, our total indebtedness was RUB 495,982 million, an increase of RUB 100,118 million from December 31, 2014. The short-term portion of our total indebtedness was RUB 491,674 million as of December 31, 2015 as compared to RUB 386,518 million as of December 31, 2014. The working capital deficit amounted to RUB 517,416 million as of December 31, 2015 as compared to RUB 413,691 million as of December 31, 2014. Cash and cash equivalents as of December 31, 2015 were RUB 3,079 million as compared to RUB 3,983 million as of December 31, 2014. Our total liabilities exceeded total assets by RUB 261,854 million as of December 31, 2015.

Our ability to refinance existing debt is limited due to difficult conditions on the domestic and international capital markets and in the banking sector, together with sanctions imposed on certain Russian banks preventing them from raising additional long-term financing on the international capital markets. We have restructured part of our debt portfolio, reduced the capital investment program and disposed of certain non-core or loss-making assets. See “— If we are unable to restructure all of our indebtedness or fail to comply with the new terms of the restructured indebtedness, our lenders may claim for accelerated repayment, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects” and “— We will require a significant amount of cash to fund our capital investment program.” These measures, if successful, should reduce the risk of facing a liquidity shortage in the medium term as well as allow us to reduce our debt leverage over time.

In October 2014, Moody’s Investors Service downgraded our rating to Caa3 with “negative” outlook because of the increased risk of default under our credit facilities, high probability of a refinancing scenario and a weak coal market environment. Further, in December 2014, Moody’s Investors Service added Ca-PD/LD to our rating due to litigation with VTB Bank. See “Item 8. Financial Information — Litigation — Debt litigation.” In March 2015, following Mechel’s request, Moody’s Investors Service withdrew our corporate family rating of Caa3, probability of default rating of Ca-PD/LD and long-term national scale rating of Caa2.ru. Downgrade and further absence of international rating may reduce our opportunities to raise necessary debt financing (including by accessing the debt capital markets), as well as potentially negatively impact the terms of such financing.

Any deterioration in our operating performance, including due to any worsening of prevailing economic conditions, fall in commodity prices (whether due to the cyclical nature of the industry or otherwise) and/or financial, business or other factors (including the imposition of further international sanctions against Russian companies or individuals as well as certain industries, including steel and mining sectors), many of which are beyond our control, may adversely and materially affect our cash flow, liquidity and working capital position and may result in an increase in our working capital deficit and in our inability to meet our obligations as they fall due. Poor liquidity and working capital deficit could lead to debt repayments difficulties, defaults, enforcement of security and eventually insolvency. As a result we will not be able to expand our business, finance capital expenditures and would have to downgrade which could result in higher cost of borrowing. All these factors could lead to difficulties with refinancing and would require further restructuring. See “— If we are unable to restructure all of our indebtedness or fail to comply with the new terms of the restructured indebtedness, our lenders may claim for accelerated repayment, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects,” “— Risks Relating to Our Business and Industry — We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our business, financial condition, results of operations and prospects” and “— Risks Relating to the Russian Federation — The

current political and economic crisis in Ukraine and related sanctions imposed by the United States and the European Union may have a material adverse effect on our business, liquidity and financial condition, as well as the value of our shares and ADSs.” If such a situation were to occur, we may be required to further refinance and restructure our existing debt and/or to seek additional capital. There is no guarantee that we would be successful in refinancing and restructuring our debt or in raising additional capital (particularly if we fall under international sanctions preventing us from accessing foreign capital markets and supply of our products on these markets), or that we would be able to do so on a timely basis or on terms which are acceptable to us. This is reinforced by the existing uncertainty in the Russian and global economies. Any inability to satisfy our debt service obligations or to refinance debt on commercially reasonable terms could materially adversely affect our business, financial condition, results of operations and prospects. Even if we were successful, the terms of such refinancing or new capital may be detrimental to holders of ADSs and shares including due to a dilution of their interest. Any such deterioration, affect or failure could have a material adverse effect on our business, financial condition, results of operations and the trading price of our ADSs and shares.

Our failure to comply with the payment and other obligations in our credit facilities caused some of our creditors to accelerate amounts due under their loan agreements and such failure, or like failure in the future, may cause the acceleration of our other outstanding debt, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects.

Most of the loan agreements under which we or our subsidiaries are borrowers contain various representations, undertakings, restrictive covenants and events of default. Furthermore, according to the terms of such agreements, certain of our actions aimed at developing our business and pursuing our strategic objectives, such as acquisitions, disposal of assets, corporate restructurings, investments into certain of our subsidiaries and others, require prior notice to or consent from the respective lenders. We have restrictions on our ability to pay dividends, incur additional indebtedness and make capital expenditures, as well as expand through further acquisitions and use proceeds from certain disposals.

In the first half of 2014, we missed the scheduled payments of interest and principal under most of our loan agreements, which led to cross-defaults under other agreements. Almost all of our credit facilities contain cross-default provisions which were triggered by our default under certain our loan and credit facilities. On October 29, 2014, due to our payment defaults and violation of cross-default provisions under our credit facilities with VTB Bank, VTB Bank notified us of its decision to accelerate the total outstanding amounts of principal and interest under such loan agreements, as well as impose penalties, in a total amount of 65.7 billion rubles. Such acceleration, in turn, gave our other creditors the right to trigger acceleration under their loan agreements. See “— We may become subject to bankruptcy procedures, which may result in the inability of holders of our shares and ADSs to recover any of their investments.” On September 9, 2015, we signed restructuring agreements with VTB Bank which became effective on October 13, 2015. On October 14, 2015, due to Southern Kuzbass Coal Company payment defaults, Sberbank sent notices of its decision to accelerate the total outstanding amounts of principal and interest under the respective credit facilities, as well as impose penalties, in a total amount of approximately 3.3 billion rubles and $720.0 million. On October 6, 2015, Sberbank filed four lawsuits with the Moscow Arbitrazh Court seeking recovery of aforementioned amounts. The legal proceedings were terminated on December 21-22, 2015 due to the signing of settlement agreements.

As of December 31, 2015, we were in breach of certain financial and non-financial covenants in various loan agreements and defaulted on our loans allowing the relevant banks to claim for accelerated repayment of all amounts of outstanding at any time, however we have not received any notices from the banks as of December 31, 2015. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Restrictive Covenants,” “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness,” “Item 10. Additional Information — Material Contracts” and “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

As of December 31, 2015, we signed agreements on restructuring of our debt with our major lenders, such as VTB Bank and Gazprombank. We also signed restructuring agreements with Sberbank in February-April 2016 which granted a grace period and extended repayments of our debt as well as waived all previous defaults. See “— If we are unable to restructure all of our indebtedness or fail to comply with the new terms of the restructured indebtedness, our lenders may claim for accelerated repayment, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects” and “Item 5. Operating and Financial Review and Prospects — Restructuring of financial indebtedness.”

Currently we continue to be in default under a number of our facilities, mainly under credit facilities with international lenders, and are negotiating with our lenders refinancing and restructuring thereof. Our international lenders have not so far waived their rights in respect of or granted their consent to our breaches. We have received notification on defaults under the facilities with our international lenders but they did not claim for acceleration repayment. The refusal of any one lender to grant or extend a waiver or amend the loan documentation, even if other lenders may have waived covenant defaults under the respective credit facilities, could result in substantially all of our indebtedness being accelerated. If our indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing, and we could lose our assets, including fixed assets and shares in our subsidiaries, if our lenders foreclose on their liens, which would adversely affect our ability to conduct our business and result in a significant decline in the value of our shares and ADSs.

Our ability to continue to comply with our financial and other loan covenants in the future and to continue to service and refinance our indebtedness will depend on our results of operations and our ability to generate cash in the future and attract new financing and refinance the existing indebtedness, which will depend on several factors, including lenders’ credit decisions, limitations on the ability of Russian companies to access international capital markets as a result of a tightening of international sanctions against Russian companies and individuals and general economic, financial, competitive, legislative and other factors that are beyond our control. We cannot assure you that any breach of financial and other covenants in our loan agreements, including defects in security, will not result in new demands from our lenders for acceleration of our loan repayment obligations or related litigation, including as a result of cross-defaults. If we fail to comply with our financial and other covenants contained in any of our loan agreements, including compliance with financial ratios and other covenants, or fail to obtain prior consent of lenders for certain actions, or fail to obtain extensions or waivers in respect of any breaches of our loan agreements or amend our loan agreements, such failure would constitute an event of default under the relevant loan agreement and a cross-default under most of the others. Any event of default under our loan agreements could result in acceleration of repayment of principal and interest under the relevant loan agreement and, via cross-default provisions, under our other facilities, reduced opportunities for future borrowing, debt service obligations in excess of our ability to pay, liability for damages or inability to further develop our business and pursue our strategic objectives, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to restructure all of our indebtedness or fail to comply with the new terms of the restructured indebtedness, our lenders may claim for accelerated repayment, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects.

We have a number of facilities with Russian and international lenders which we have been in non-compliance. We are negotiating restructuring of indebtedness under these agreements in order to extend the repayment schedule and final maturity as well as to decrease our current interest payments. If we fail to negotiate restructuring of these agreements, lenders thereunder could claim acceleration repayment which we may not be able to make. This could lead to cross-default under other agreements and could have a material adverse effect on our business, financial condition, results of operation and prospects.

We have signed restructuring agreements with our major Russian lenders which became partially effective and subject to fulfillment of certain conditions. See “Item 5. Operating and Financial Review and Prospects — Restructuring of financial indebtedness.”

Our major lenders, such as Gazprombank, VTB Bank and Sberbank, require that all the loans provided to our subsidiaries shall be secured with the suretyship or pledge of assets of Mechel PAO. In accordance with the Joint-Stock Companies Law, such transactions exceeding 2% of the balance sheet value of the company’s assets determined under Russian accounting standards require participation and obtaining of approval from a majority of disinterested shareholders of the company. Such security is an additional guarantee for our lenders which they require for restructuring of our debt. On March 4, 2016, we convocated the extraordinary general shareholders’ meeting which was to approve a number of interested party transactions but we did not manage to obtain the required quorum to approve such transaction. The next extraordinary general shareholders’ meeting is scheduled for May 26, 2016. We cannot predict whether we could obtain such shareholders’ approval in order to secure our loans in the future or we could get a waiver from the banks for the amendment of the security structure.

We still have a number of facilities with Russian and international lenders to be restructured in order to extend the repayment schedule and final maturity, which remains subject to successful closing of restructuring with the Russian state-owned banks.

In addition, some of our ruble bonds mature during 2016 and we will need to negotiate with the bondholders extension of maturities thereof and new amortization schedules. If we fail to agree with the bondholders on a restructuring and we will not have liquidity to finance buy-back of these bonds, payment default will occur. Payment default under any of ruble bonds may result in cross-default under all other bond issues. The bondholders also could litigate us after the restructuring and this could lead to termination of the restructuring.

If we fail to comply with such new terms and conditions, our lenders could claim acceleration of repayment which we may not be able to make and enforce the security which had been pledged to those banks. See “— We have a substantial amount of outstanding indebtedness with restrictive financial covenants and most shares and assets in our subsidiaries are pledged.” This could further lead to cross-default under other agreements and could have a material adverse effect on our business, financial condition, results of operation and prospects.

We have a substantial amount of outstanding indebtedness with restrictive financial covenants and most shares and assets in our subsidiaries are pledged.

We have a substantial amount of outstanding indebtedness, primarily consisting of debt we incurred in connection with the financing of our acquisitions of Yakutugol and Oriel Resources in 2007 and 2008, as well as debt we incurred to finance our investment program in recent years including the development of the Elga coal deposit and the universal rolling mill installation, and our working capital needs which have been significant in recent years due to the depressed demand and pricing for our main products. Most of this debt has restrictive financial covenants. See “Item 5. Operating and Financial Review and Prospects — Restrictive Covenants,” “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness” and “Item 10. Additional Information — Material Contracts.” As of December 31, 2015, our consolidated total debt, including capital lease obligations, was RUB 509,970 million, of which RUB 505,181 million was short-term debt (including RUB 468,872 million with loan covenant violations, of which RUB 175,743 million was long-term debt reclassified to short-term debt due to defaults and cross-defaults under our loan agreements). Our finance costs for the year ended December 31, 2015 were RUB 60,453 million, net of the amount capitalized.

In order to secure bank financings, we have pledged shares in certain key subsidiaries, including 100%-1 share of Yakutugol, 75%+4 shares of Southern Kuzbass Coal Company, 66.66% of Chelyabinsk Metallurgical Plant, 50%+2 shares of common shares of Beloretsk Metallurgical Plant, 80%+3 shares of Korshunov Mining Plant, 62.5% of Mechel Mining, 80%-5 shares of Urals Stampings Plant, 33.33%+1 share of common shares of Izhstal, 25%+1 share of Port Posiet, 49% of Elgaugol, 25% of registered capital of

Mecheltrans and 100% of registered capital of Fincom-invest OOO as of December 31, 2015. As of the date hereof, we have pledged additional 25% of registered capital of Port Temryuk and 25% of registered capital of Bratsk Ferroalloy Plant. Also, property, plant and equipment and certain other assets of our subsidiaries are pledged to the lenders. As of December 31, 2015, the carrying value of property, plant and equipment, inventory, accounts receivable and investments (bonds of third parties) pledged under our loan agreements amounted to RUB 37,820 million. See note 11.1(h) to the consolidated financial statements. Should we be in breach of covenants under our financial agreements and fail to receive waivers, the security may be enforced, which could have a material adverse effect on our business, financial condition, results of operations and prospects. For description of defaults and acceleration events, see “— Our failure to comply with the payment and other obligations in our credit facilities caused some of our creditors to accelerate amounts due under their loan agreements and such failure, or like failure in the future, may cause the acceleration of our other outstanding debt, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects.”

Our ability to make payments on our indebtedness depends upon our operating performance, which is subject to general economic and market conditions, commodity prices, and financial, business and other factors (including the maintenance or extension of international sanctions against Russian companies and individuals as well as sanctions imposed on certain industrial sectors), many of which we cannot control. See “— We face pressure on our liquidity, negatively influencing our working capital, which resulted from the acquisitions, substantial investment program, lasting global economic slowdown and our need to service debt along with international sanctions against Russia and Russian state-owned banks.”

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

Our future is dependent on our ability to refinance, restructure and service our indebtedness successfully. If we fail to do so for any reason, we could be forced to seek relief under applicable bankruptcy procedures, in which case our shares and ADSs may lose all or substantial amount of their value. See “— There is substantial doubt about our ability to continue as a going concern.”

Our creditors, including the Federal Tax Service of the Russian Federation, may file a bankruptcy petition with a court seeking to declare us insolvent if we are unable to make payments to our creditors in excess of 300,000 rubles within three months of such payments becoming due. In most cases, for such petition to be accepted, the outstanding indebtedness must be confirmed by a separate court decision or arbitral award that has already entered into force. However, under recent amendments to the Federal Law No. 127-FZ “On Insolvency (Bankruptcy)” dated October 26, 2002 (the “Bankruptcy Law”), financial (credit) organizations, which include our major creditors, may file a petition for bankruptcy without such separate court decision. In this case, the financial organization is required to notify the debtor and its creditors in writing at least 30 days prior to filing a petition for bankruptcy. Starting from July 1, 2015, the notification period is reduced to 15 days from the date of publication of the bankruptcy petition in the Unified Federal Register of Information on Facts of Business Activity of Legal Entities. On March 7, 2015, VTB Bank published a notification of its intention to initiate bankruptcy proceedings against us. On March 12, 2015, VTB Bank further informed our main creditors of its intention to proceed with such bankruptcy petition. The restructuring documents have been signed in September 2015 and currently there is no further development regarding this issue from VTB Bank side. On April 24, 2015,

VTB Bank and VTB Capital Plc filed a claim with the High Court of Justice Queen’s Bench Division Commercial Court in England seeking for injunctive relief under pre-export facility agreements with a syndicate of banks. This claim and court proceedings were put on hold until July 1, 2016. VTB Bank and VTB Capital Plc terminated Russian court proceedings and recalled all of their Russian claims against us in October 2015, once restructuring agreement with VTB Bank became effective. See “Item 8. Financial Information — Litigation — Debt litigation.” If any other creditor initiates court proceedings seeking to declare us insolvent or if the bank is granted with aforementioned preliminary injunctions, it could have a material adverse effect on our prospects and on the value of our shares and ADSs and may ultimately result in the inability of holders of our shares and ADSs to recover any of their investments.

From time to time, the group’s suppliers, services providers and other third parties which we may owe operating debt to may file bankruptcy claims based on the formal debt limit provided by the Bankruptcy Law, however, the companies settle such claims before court consideration. However, the overall debt of our group companies is still substantial. Therefore, there is a risk that our creditors (including suppliers, services providers, etc.) may file bankruptcy petitions, and our shareholders and ADS holders may lose all or substantial part of their investment.

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

We have not fulfilled our payment obligations under several of the group’s lease agreements and a number of the respective lessors have required the return of the leased assets, which may materially adversely affect our business, financial condition, results of operations and prospects.

Some of our group companies have entered into various lease agreements with different leasing companies for the mining equipment, trucks, etc.

Each of the lease agreements has a certain payment schedule. Starting from the second quarter of 2014, we began to delay the regular payments under several of these lease agreements. According to the Civil Code of the Russian Federation, as amended (the “Civil Code”), and the Federal Law No. 164-FZ “On Financial Leasing” dated October 29, 1998, as amended, a lessor is generally entitled to apply to a court for the early termination of a lease agreement if the lessee fails to make two consecutive payments under the lease agreement. The lessor is required to notify the lessee in writing and request fulfillment of its obligations under the lease agreement within a reasonable time before applying to the court.

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

In particular, we failed to fulfill our payment (as well as certain other) obligations under the lease agreements with Sberbank Leasing AO. Between May and August 2014, we received payment demands from Sberbank Leasing AO, requiring us to settle the overdue amounts under the respective lease agreements. In September-October 2014, Sberbank Leasing AO filed lawsuits for the recovery of the overdue amounts under the lease agreements concluded with Korshunov Mining Plant, Mechel Materials, Yakutugol, Southern Kuzbass Coal Company and Metallurgshakhtspetsstroy. We filed counterclaims which were denied by the courts. In February 2015, Sberbank Leasing AO sent termination notices to the lessees under the respective lease agreements for the total amount of 4.2 billion rubles. According to such notices, unless the payments are made within 15 days from the date of the notice, the respective lease agreements shall be deemed terminated. The payments were not made, and in April 2015, Sberbank Leasing AO requested through the courts accelerated repayment of amounts due under the lease agreements as well as the return of the leased assets. During the period from December 2015 to May 2016, we signed settlement agreements with Sberbank Leasing AO which waived our previous defaults and restructured our future payment schedules. The settlement agreements will become effective upon approval at the court hearings which are ongoing. See “Item 8. Financial Information — Litigation — Debt litigation.”

During the period from May to August 2015, following our failure to fulfill payment obligations under the respective lease agreements, Caterpillar Financial OOO sent termination notices to the lessees (Yakutugol, Mechel Engineering, Korshunov Mining Plant, Mechel Materials, Metallurgshakhtspetsstroy, Tomusinsky Open Pit and Southern Kuzbass Coal Company). We have not settled the claims and Caterpillar Financial OOO filed lawsuits with the court against our subsidiaries and Mechel (as the guarantor under four lease agreements) seeking termination of lease agreements, withdrawal of leasing assets and recovery of debt in an aggregate amount of approximately $5.0 million and €313.9 thousand. Currently, these lawsuits are considered by the courts of different instances while we continue negotiations with Caterpillar Financial OOO. See “Item 8. Financial Information — Litigation — Debt litigation.”

In the event the leased equipment is returned to the lessor, there is a risk that our operating activities (for the group companies that are lessees under the delinquent leases) will be adversely affected, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We will require a significant amount of cash to fund our capital investment program.

Our business requires maintenance capital expenditures in order to maintain production levels adequate to meet the demand for our products, as well as other capital expenditures to implement our business strategy. We spent 3,865 million rubles during 2015 on our capital expenditures (including 1,837 million rubles in maintenance capital expenditures). In planning for 2016, we followed our current investment policy focusing only on those items that are either close to completion or are of major importance for our operations. Our capital investment program currently contemplates capital spending of up to 8,380 million rubles in 2016 (including up to 2,898 million rubles in maintenance capital expenditures). A considerable part of these planned capital expenditures relate to the development of the Elga coal deposit. The Elga capital expenditures are planned in the amount of approximately 6.3 billion rubles to be financed from our own funds in 2016-2018. State Corporation “Bank for Development and Foreign Economic Affairs (Vnesheconombank)” (“Vnesheconombank”) provided project financing to Elga in April 2014. As of December 31, 2015, the total amount of financing received under this project financing amounted to $170.8 million (approximately 12.5 billion rubles as of December 31, 2015). Further financing of the project is subject to the fulfillment of conditions precedent stipulated in the project finance agreements. See “— Risks Relating to Our Business and Industry — The development of the Elga coal deposit is subject to certain risks due to the substantial amount of capital costs involved in developing the required infrastructure.” We plan to spend up to 27.4 billion rubles for the three-year period of 2016-2018 on capital investments (including up to 10.0 billion rubles in maintenance capital expenditures). See “Item 4. Information on the Company — Capital Investment Program.”

Our ability to undertake and fund planned capital expenditures will depend on our ability to generate cash in the future and access debt financing. Lack of liquidity may jeopardize capital expenditure plans, see “— We face pressure on our liquidity, negatively influencing our working capital, which resulted from the acquisitions, substantial investment program, lasting global economic slowdown and our need to service debt along with international sanctions against Russia and Russian state-owned banks.” This, to a certain extent, is subject to general economic and market conditions, financial, competitive, legislative, regulatory and other factors (including the status of international sanctions against Russian companies and individuals as well as sanctions imposed on certain types of products in different sectors) that are beyond our control. Raising debt financing for our capital expenditures on commercially reasonable terms may be particularly challenging given our current high levels of indebtedness and restrictive covenants imposed under the loan agreements. Any deterioration in our operating performance, including due to any worsening of economic conditions, fall in commodity prices and/or financial, business or other factors, many of which are beyond our control, may adversely and materially affect our cash flow which may leave us unable to conduct our capital expenditure plans as necessary or required, which could adversely affect our operating facilities and ability to comply with applicable regulations.

Changes in the exchange rate of the ruble against the U.S. dollar and in interest rates may materially adversely affect our business, financial condition and results of operations.

Part of our sales are denominated in U.S. dollars, whereas the majority of our direct costs are incurred in rubles. In addition, we have foreign currency loans that are denominated mainly in U.S. dollars. Depreciation in real terms of the ruble against the U.S. dollar may result in a decrease in our costs relative to our export revenues assuming stable level of prices for our products. Also depreciation in real terms of the ruble against the U.S. dollar may result in a reduction in our ability to service debt obligations denominated in foreign currencies in case of sharp decline in sales in general and sales denominated in foreign currencies in particular. Conversely, appreciation in real terms of the ruble against the U.S. dollar may materially adversely affect our results of operations if the prices we are able to charge for our products do not increase sufficiently to compensate for the increase in real terms in our ruble-denominated expenditures. In 2014, the ruble depreciated significantly against major world currencies. In 2014, the ruble depreciated in real terms against the U.S. dollar by 11.1% as compared with 2013, according to the CBR. In 2015, the ruble continued depreciation against foreign currencies, decreasing to 72.88 rubles per one U.S. dollar on December 31, 2015. In 2015, the ruble depreciated in real terms against the U.S. dollar by 27.7% as compared with 2014, according to the CBR. As of March 31, 2016, the ruble-U.S. dollar exchange rate was 67.6076 (a 15.64% growth compared to March 31, 2015) and the ruble-euro exchange rate was 76.5386 (a 20.78% growth compared to March 31, 2015).

In an effort to protect the country’s foreign currency reserves from substantial depletion, the CBR moved to a free floating exchange rate regime on November 20, 2014. In response to continuing ruble depreciation, the CBR in an unexpected, emergency meeting increased its key rate, which determines the borrowing costs for commercial banks, from 10.5% to 17% (subsequently lowering the rate to 15% on February 2, 2015, 14% on March 16, 2015, 12.5% on May 5, 2015, 11.5% on June 16, 2015 and to 11% on August 3, 2015). Upon restructuring, interest rates under our ruble-denominated facilities with Russian state banks are linked to the CBR key rate (plus a margin above the key rate). Should the CBR key rate increases again, or should interest rates under our existing facility agreements otherwise increase, we will face higher borrowing costs, which could have a material adverse effect on our business, cash flows, financial condition, results of operations and prospects.

Inflation could increase our costs and decrease operating margins.

In 2015, 2014 and 2013, the inflation rate in Russia was 12.9%, 11.4% and 6.5%, respectively, according to the Russian Federal State Statistics Service (“Rosstat”). The increase of inflation in 2014 followed by further increase in 2015 may be attributed to international sanctions imposed on Russian companies and individuals, the significant fall in the ruble against the U.S. dollar and euro, high growth of prices on consumer goods and services. The Ministry of Economic Development of the Russian Federation and the CBR predict inflation will decrease in 2016 and perhaps in subsequent years as a result of reduction in spending capacity and other factors. Inflation increases our operating costs on monetary items, which are sensitive to rises in the general price level in Russia, including fuel and energy costs, cost of production services and salaries (as under existing collective agreements wage indexation is carried out taking into account inflation). Inflation could also potentially increase the prices we can charge for our products. The impact of inflation on our operating margins depends on whether we can charge higher prices corresponding with the increase in costs. Nevertheless, there is a high risk that inflation will have an overall negative impact on our operating margins.

If limitations on the conversion of rubles into foreign currencies in Russia are imposed, this could cause us to default on our obligations.

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

If we decide to merge certain subsidiaries for operational reasons from time to time, under Russian law such mergers are considered to be a reorganization and the merged subsidiaries are required to publish the information regarding this reorganization twice: the first publication due at the beginning of the reorganization and the second to follow one month after the first publication. Russian law also provides that, for a period of 30 days after the date of latest publication, the creditors of merging subsidiaries have a right to file a claim seeking acceleration of the reorganized subsidiaries’ indebtedness and demand reimbursement for applicable losses, except in cases where the creditors have adequate security or are provided with adequate security within 30 days after filing of such claim. In the event that we undertake any such merger and all or part of our subsidiaries’ indebtedness is accelerated, we and such subsidiaries may not have the ability to raise the funds necessary for repayment, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We had in the past material weaknesses in our internal control over financial reporting, and we make no assurances that additional material weaknesses will not be identified in the future.

Management identified two material weaknesses in our internal control over financial reporting as defined in the Exchange Act Rule 12b-2 and Rule 1-02 of Regulation S-X that affected our financial statements for the year ended December 31, 2015. The material weaknesses in our internal control over financial reporting identified as of December 31, 2015 are described in “Item 15. Controls and Procedures.” Due to the effect of these material weaknesses, our auditors have opined that we have not maintained effective internal control over financial reporting as of December 31, 2015 under Section 404 of the Sarbanes-Oxley Act of 2002. Our auditors have also opined that we did not maintain effective internal control over financial reporting as of each of December 31, 2006, 2007, 2008, 2009, 2010 and 2011 due to the effect of the material weaknesses identified as of those dates.

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

We may incur impairments to goodwill or other non-current assets which could negatively affect our future profits.

We assess, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or a cash-generating unit’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, we use assumptions that include estimates regarding the discount rates, growth rates and expected changes in selling prices, sales volumes and operating costs, as well as capital expenditures and working capital requirements during the forecasted period. The estimated future cash flows expected to be generated by the asset, when the quoted market prices are not available, are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The growth rates are based on our growth forecasts, which are largely in line with industry trends. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market. In determining fair value less costs of disposal, recent market transactions are taken into account.

We base our impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of our group’s cash-generating units to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

For a cash-generating unit involved in mining activity future cash flows include estimates of recoverable minerals that will be obtained from proven and probable reserves, mineral prices (considering current and historical prices, price trends and other related factors), production levels, capital and reclamation costs, all based on the life of mine models prepared by our engineers.

Impairment losses of continuing operations are recognized in the statement of profit (loss) and other comprehensive income (loss) in expense categories consistent with the function of the impaired asset, except for properties previously revalued with the revaluation taken to other comprehensive income. For such properties, the impairment is recognized in other comprehensive income up to the amount of any previous revaluation.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, we estimate the asset’s or the cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit (loss) and other comprehensive income (loss) unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

Goodwill is tested for impairment annually as of December 31 and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (or group of cash-generating units) to which the goodwill relates. When the recoverable amount of the cash-generating unit is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. Based on the results of the impairment analysis of goodwill we performed as of January 1, 2014, impairment loss of RUB 1,254 million was recognized. According to the results of the impairment analysis of non-current assets, impairment loss of non-current assets of RUB 64,265 million was recognized. See note 19 to the consolidated financial statements.

According to the results of the impairment analysis, no impairment of goodwill was identified as of December 31, 2014. According to the results of the impairment analysis, impairment of non-current assets was identified in the amount of RUB 8,015 million as of December 31, 2014.

Based on the results of the impairment analysis of goodwill we performed as of December 31, 2015, impairment loss of RUB 1,444 million was recognized. According to the results of the impairment analysis of non-current assets, impairment loss of non-current assets of RUB 5,983 million was recognized. See note 19 to the consolidated financial statements. Based on comparison of carrying value and recoverable value as of December 31, 2015, excess of recoverable value over carrying value was identified therefore reversal of previously recoded impairment loss as of December 31, 2014 was recognized in the amount of RUB 5,966 million.

The amount of goodwill on our balance sheet as of December 31, 2015 that is subject to impairment analysis in the future is RUB 21,378 million or 6% of our total assets. This amount includes goodwill of Yakutugol, Bratsk Ferroalloy Plant, Southern Kuzbass Power Plant, Kuzbass Power Sales Company and Port Posiet of RUB 13,398 million, RUB 2,930 million, RUB 2,382 million, RUB 1,026 million and RUB 756 million, respectively, as of December 31, 2015. See note 19 to the consolidated financial statements.

We continue to monitor relevant circumstances, including consumer levels, general economic conditions and market prices for our products, and the potential impact that such circumstances might have on the valuation of our goodwill and non-current assets. It is possible that changes in such circumstances, or in the numerous variables associated with our judgments, assumptions and estimates made in assessing the appropriate valuation of goodwill and recoverable value of non-financial assets, could in the future require us to further reduce our goodwill and non-financial assets and record related non-cash impairment charges. If we are required to record additional impairment charges, this could have a material adverse impact on our results of operations or financial position.

Given the competition for qualified accounting personnel in Russia, we may be unable to retain our key accounting staff, which could disrupt our ability to timely and accurately report IFRS financial information.

Our subsidiaries maintain their books and records in local currencies and prepare accounting reports in accordance with local accounting principles and practices. In particular, each of our Russian subsidiaries maintains its books in rubles and prepares separate unconsolidated financial statements in accordance with Russian accounting standards. For every reporting period, we translate, adjust and combine these Russian statutory financial statements to prepare consolidated financial statements prepared in accordance with IFRS. This is a time-consuming task requiring us to have accounting personnel experienced in internationally accepted accounting standards. We believe there is a shortage in Russia of experienced accounting personnel with knowledge of internationally accepted accounting standards. Moreover, there is an increasing demand for such personnel as more Russian companies are beginning to prepare financial statements on the basis of internationally accepted accounting standards. Such competition makes it difficult for us to hire and retain such personnel, and our key accounting staff may leave us.

Risks Relating to Our Business and Industry

We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our business, financial condition, results of operations and prospects.

Our mining segment sells coal (metallurgical and steam), iron ore concentrate and coke. These commodities are traded in markets throughout the world and are influenced by various factors beyond our control, such as global economic cycles and economic growth rates. Prices of these products have varied significantly in the past and continue to be lower than their peaks in recent years due to soft demand.

Our steel segment sells steel products, including semi-finished products, long products of a wide range of steel grades, carbon and stainless flat products, wire products, forgings and stampings and others, as well as ferrosilicon. Ferrosilicon is primarily used in the manufacture of steel and its market demand generally follows the cycles of the steel industry. The steel industry is highly cyclical in nature because the industries in which steel customers operate are subject to changes in general economic conditions. The demand for steel products thus generally correlates to macroeconomic fluctuations in the economies in which steel producers sell products, as well as in the global economy. The prices of steel products are influenced by many factors, including demand, worldwide production capacity, capacity-utilization rates, raw materials costs, exchange rates, trade barriers and improvements in steel-making processes. For example, starting from late 2015, steel market in China is experiencing turbulence as the steel prices collapse and demand is falling which is already hurt by economy slowdown. Steel prices have experienced, and in the future may experience, significant fluctuations as a result of these and other factors, many of which are beyond our control.

Our power segment generates and supplies electricity. Power demand in Russia depends on its consumption by the industrial sector. In Russia, the steel and mining industries are major consumers of power and declines in production by steel and mining companies impact demand for power. Market demand for the power produced by our power segment is affected by many of the same factors and cycles that affect our mining and metals businesses. As Russian regulated power prices for households and similar to it categories of consumers are set in rubles, if power prices are not increased steadily they may decline on a real dollar basis, particularly following the depreciation in the ruble, beginning in late 2014 and continuing through 2015 and beginning of 2016, and the higher levels of inflation at present. See “— Risks Relating to Our Financial Condition and Financial Reporting — Changes in the exchange rate of the ruble against the U.S. dollar and in interest rates may materially adversely affect our business, financial condition and results of operations.”

As a result of the 2008-2009 global economic crisis and the subsequent 2010-2011 global economic slowdown, the demand and prices for our products sharply declined. The continuing stagnation of the economy of the European region, the 2012-2015 economic slowdowns in the Asian region, primarily in China, as well as the existing uncertainty as to global economic recovery in the near future and international sanctions against Russia and Russian individuals or businesses may have adverse consequences for our customers and our business as a whole. See “— Risks Relating to the Russian Federation — The current political and economic crisis in Ukraine and related sanctions imposed by the United States and the European Union may have a material adverse effect on our business, liquidity and financial condition, as well as the value of our shares and ADSs.” Global economic slowdown in 2015 was influenced by Chinese market. During 2015, Chinese economy showed a slowdown which led to Chinese stock market’s crash in the summer of 2015 followed by a decline in general demand. In the face of declining demand and commodity prices on Chinese market, we have redirected a significant portion of the exported volume of coal and iron ore to the Russian market with higher margins, which helped to preserve the level of last year production. Starting from 2015 and further to 2016 steel market in China is facing problems as the steel prices collapse and demand, which is already hurt by economy slowdown, is falling further.

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

We face competition from Russian and international steel and mining companies. Consolidation in the steel and mining sectors globally has led to the creation of several large producers, some of which have greater financial resources and more modern facilities than our group. We also face price-based competition from producers in emerging market countries, including, in particular, Brazil (in the export of raw materials for metallurgy) and China, Ukraine, Belarus, Turkey and Kazakhstan (in the export of semi-finished products and rolled products). Increased competition could result in more competitive pricing and reduce our operating margins.

Our competitiveness is based in part on our operations in Russia having a lower cost of production than competitors in higher-cost locations. We have been facing a consistent upward trend in the past several years in production costs, particularly with respect to wages and transportation. For example, our rail transportation costs increased consistently with rail tariff increases of 6.0% in 2012 and 7.0% in 2013. In 2014, railway tariffs were not indexed; however, in 2015, they were increased by 10.0%. Starting from January 29, 2015, railway export tariffs for all goods were increased by additional 13.4%, except for certain grades of coal and middlings for which additional indexation amounted to only 1.3%. In 2016, railway tariffs were increased by 9.0%. In addition, the significant fall in the ruble against the U.S. dollar and higher inflation rates in 2015 and perhaps in subsequent years could lead to increased costs in ruble terms in the future. See “— A decrease in railway infrastructure capacity and an increase in railway tariffs expose us to uncertainties regarding transportation costs of raw materials and steel products,” “— Increasing costs of electricity, natural gas and labor could materially adversely affect our operating margins” and “— Inflation could increase our costs and decrease operating margins.” If these production costs continue to increase in the jurisdictions in which we operate, our competitive advantage will be diminished, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

The development of the Elga coal deposit is subject to certain risks due to the substantial amount of capital costs involved in developing the required infrastructure.

The risks associated with the development of the Elga coal deposit have the potential to impact the project’s legal or economic viability. Key risks that have been identified include the following: (1) the early termination, suspension or restriction of the right of subsoil use of the Elga coal deposit in case of violation of the requirements of the deposit development technical plan, as well as the requirement to extend the license under less favorable terms; (2) the project requires significant capital expenditures to develop the required production and washing facilities and infrastructure, and increases in planned capital and operating costs could make the project uneconomical because of the project’s sensitivity to these costs; (3) the economic viability of the project is dependent upon the full use of the rail line; (4) the project is very sensitive to market prices for coal because of the high initial capital costs; and (5) the insufficient capacity of ports in the Russian Far East where the Elga deposit is located may limit the distribution of coal mined at the Elga deposit. In addition, capital expenditures for the rail line were not considered in the calculation of reserves estimates as we do not plan to use the rail line solely for delivery of coal from the Elga deposit. While we have already invested approximately 63.0 billion rubles in the development of the Elga coal deposit, its further development requires a substantial amount of investment. Based on the expected financial capabilities of the group in view of the current and projected market conditions for our main products, we plan to invest in Elga from our own funds approximately 6.3 billion rubles in 2016-2018. In March 2014, our subsidiary Elgaugol signed two loan agreements with Vnesheconombank for a $2.5 billion project financing to develop the Elga coal deposit. In case of Elgaugol’s failure to comply with the construction deadlines, operational milestones and other terms of the loan agreements, Vnesheconombank may suspend or terminate the financing. The realization of any of these risks could have a material adverse effect on our business, financial condition, results of operations and prospects. Disbursement under the two loan agreements was in fact suspended by Vnesheconombank due to our failure to fulfill conditions precedent; we intend to fulfill all conditions so as to continue disbursements.

Successful implementation of our strategy to expand our special steel long products sales and coal sales depends on our ability to increase our export sales of these products.

Our strategy to expand our special steel long products sales is dependent on our ability to increase our exports of these products to other countries. We face a number of obstacles to this strategy, including oversupply and low demand, trade barriers and sales and distribution challenges, as well as restrictions imposed by antimonopoly legislation. See “— Antimonopoly regulation could lead to sanctions with respect to the subsidiaries we have acquired or established or our prices, sales volumes and business practices.”

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

In particular, the total current annual capacity of the Baikal-Amur Mainline to which our Elga deposit is connected by our private rail line, is in the range of 12 to 15 million tonnes, which upon implementation of certain actions set forth in the Federal Target Program “Development of Transport System of Russia (2010-2020)” is expected to increase up to 23 million tonnes per year by 2017. However, in order to comply with the general declared volumes for cargo transportation on the Baikal-Amur Mainline, its capacity will need to be further expanded to meet, among others, our needs when Elga Open Pit reaches its full planned annual production capacity of 28.2 million tonnes of saleable coal in 2027. In addition, Russian Railways plans to increase capacity of the Komsomolsk-on-Amur-to-Sovetskaya Gavan segment, which connects the Baikal-Amur Mainline to Port Vanino, to 42.3 million tonnes in 2016. However, this increase may not be sufficient as third party users of rail lines may also substantially increase their cargo volumes on the Baikal-Amur and Trans-Siberian Mainlines and further in the direction from Komsomolsk-on-Amur to Sovetskaya Gavan transportation hub. We cannot guarantee that these development projects by Russian Railways will proceed according to current plans, particularly in light of international sanctions against Russian companies and individuals. In addition, there is acute competition among Russian coal exporters for existing port capacity. In light of this shortage, Russian coal producers have endeavored to acquire ports or separate terminals to ensure the export of their products.

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

In the event the title to the shares of any company we acquired is successfully challenged, we risk losing our ownership interest in that company or its assets.

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

Our business depends on the continuing validity of our subsoil licenses and the issuance of new and extended subsoil licenses and our compliance with the terms thereof. In particular, in estimating our reserves, we have assumed that we will be able to renew our Russian subsoil licenses as and when necessary in the ordinary course of business so that we will be able to exploit the resources under such licenses for the operational life of the relevant subsoil plot. See “Item 4. Information on the Company — Regulatory Matters — Subsoil Licensing in Russia — Extension of licenses” and “— Mining Segment — Mineral reserves (coal, iron ore and limestone).” However, license extension is subject to the licensee being in compliance with the terms of the license. Our experience with license extensions and publicly available information about current market practice and available court practice suggest that regulatory authorities tend to focus on such terms of the license as production levels, operational milestones and license payments, which are considered to be material terms of the license. Nevertheless, there is no assurance that this approach will be consistently applied by the regulatory authorities and the courts and that there will be no changes to this approach in the future. Regulatory authorities exercise considerable discretion in the timing of license issuance, extension of licenses and monitoring licensees’ compliance with license terms. Subsoil licenses and related agreements typically contain certain environmental, safety and production commitments. See “Item 4. Information on the Company — Regulatory Matters — Subsoil Licensing in Russia — Maintenance and termination of licenses.” If regulatory authorities determine that we have violated the material terms of our licenses, it could lead to rejection in license extension or suspension or termination of our subsoil licenses, and to administrative and civil liability. In addition, requirements imposed by relevant authorities may be costly to implement and result in delays in production. Our subsoil licenses expire on dates falling in 2019 through 2037. See the tables setting forth expiry dates of our Russian subsoil licenses in “Item 4. Information on the Company — Mining Segment” and reserves information. Accordingly, these factors may seriously impair our ability to operate our business and realize our reserves which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are currently in compliance with the material terms of our Russian subsoil licenses, except for the following. We failed to commence commercial coal production at the Raspadsk license area (part of Olzherassky Open Pit) in 2009 as required by the license due to unfavorable mine economics, but expect to commence such production in the fourth quarter of 2018 provided coal prices recover sufficiently. In addition, we commenced the development of the coal deposits at the Yerunakovsk-1, Yerunakovsk-2 and Yerunakovsk-3 license areas, but failed to commence commercial production at these license areas in 2011 as required by the licenses due to unfavorable mine economics. Moreover, we cannot fully develop the deposit at the Yerunakovsk-3 license area due to the presence of a third-party sludge pond in this area. Furthermore, we failed to commence commercial coal production at the Olzherassk license area (Olzherasskaya-Glubokaya Underground) due to unfavorable mine economics and the significant capital investments required to develop this license area. The Yerunakovsk-2, Yerunakovsk-3 and Olzherassk (Olzherasskaya-Glubokaya Underground) license areas are not counted for the purposes of our coal reserves.

Increasing costs of electricity, natural gas and labor could materially adversely affect our operating margins.

In 2015, our Russian operations purchased approximately 4.7 billion kilowatt-hours (“kWh”) of electricity at a total cost of 12.2 billion rubles, implying an average cost of 2.2 rubles per kWh. The restructuring of the Russian power sector that began in 2001 is substantially complete and all government regulation of electricity prices in the wholesale power market, except for the sales to household consumers and similar type of consumers, expired in 2011. According to the Ministry of Economic Development of the Russian Federation, the average increase in market prices on the retail electricity market was 9.0% in 2015, and is expected to be in the range of 10.1-11.4% in 2016. Further price increases for electricity may also occur in the future as the power generating companies created in the restructuring are financed by and controlled to a greater extent by the private sector.

Our Russian operations also purchase significant amounts of natural gas, primarily for the production of electricity at our own co-generation facilities, from Novatek OAO (“Novatek”), Russia’s largest independent producer of natural gas, and Gazprom PAO (“Gazprom”), the government-controlled dominant gas producer and the owner of the unified gas supply system of Russia. Domestic natural gas prices are regulated by the Russian government. In 2015, we purchased approximately 1.9 billion cubic meters of gas at a total cost of approximately 6.8 billion rubles. Russian domestic natural gas prices are significantly below Western European levels, which provides us with a cost advantage over our competitors, an advantage which is expected to diminish as Russian domestic gas prices approach Western European levels. However with depreciation of the ruble against the U.S. dollar in 2015, the prices in U.S. dollar terms remain at the levels below Western European levels at the moment. Starting from July 1, 2015, the Russian Federal Tariff Service set wholesale prices of gas produced by Gazprom for domestic consumers on the territory of the Russian Federation, except for households, in the range of 2,395 rubles to 4,906 rubles as compared to prices set for the previous period which were set starting from January 1, 2014 in the range of 2,228 rubles to 4,675 rubles per thousand cubic meters, depending on the region of the Russian Federation where the gas is purchased.

Following raw materials used in the production process and energy-related costs, our labor costs are the next most significant operational cost. Labor costs in Russia have historically been significantly lower than those in the more developed market economies of North America and Western Europe for similarly skilled employees. However, the average wage in Russia has been rising in recent years. According to Rosstat, after adjusting for inflation, the average wage in the Russian Federation has risen at the annual rate of 1.2%, 4.8% and 8.4% in 2014, 2013 and 2012, respectively. In 2015, the average wage has decreased by 9.5%, according to Rosstat. Labor costs in Russia are indexed to and adjusted for inflation, which means that, due to higher inflation rates in 2015 and perhaps in subsequent years, we expect labor costs to rise. We believe our advantage with respect to our competitors with foreign operations that have historically had to pay higher average wages than those paid in Russia may be reduced, including as a result of higher expected inflation.

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

The most significant railcar owners are JSC Freight One, JSC Federal Freight, NefteTransService ZAO, Globaltrans, Firm Transgarant OOO, RT Operator OOO, Freight Company Novotrans and OTS of Siberia OOO. Our cargoes are currently transported in the railcars owned by our subsidiary Mecheltrans or third party railcar owners, mainly to transport coal products and iron ore concentrate. At present, only these third party railcar owners and Russian Railways possess a sufficiently extensive railcar fleet to service our present and future requirements. Mecheltrans works with third party railcar owners to arrange for transportation and forwarding of cargoes with their railcars. In 2015, our freight volume transported by Russian Railways OAO’s Center of Corporate Transportation Services, JSC Federal Freight, JSC Freight One, RT Operator OOO, Globaltrans, OTS of Siberia OOO, NefteTransService ZAO, GSP-Trade OOO, Freight Company Novotrans, TransInvestCom OOO, Firm Transgarant OOO, IMH-Transport OOO and Rail Garant amounted to 26.7 million tonnes, for which we paid 7.1 billion rubles.

In 2015, railway tariffs were increased by 10.0%. Starting from January 29, 2015, railway export tariffs for all goods were increased by additional 13.4%, except for certain grades of coal and middlings for which additional indexation amounted to only 1.3%. Starting from January 1, 2016, railway tariffs increased by 9.0%. Along with the growth of tariff levels, a disruption may occur in the transportation of our raw materials and products due to the oversupply of rolling stock which further aggravates the insufficient capacity of the railway infrastructure. Congestion of the railway infrastructure due to the oversupply of rolling stock may also result in increases in cargo delivery terms. Furthermore, an increase in prices of rolling stock operators’ services may occur in the future due to lower turnover of railcars, higher inflation or other reasons. All of the above factors may negatively impact our operating margins and could materially adversely affect our business, financial condition, results of operations and prospects.

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

Russia has in place import tariffs with respect to certain imported steel products. These tariffs generally amount to 5-15% of the value of the imports. Almost all of our sales of steel products in Russia were protected by these import tariffs in 2015. The Republic of Belarus, the Republic of Kazakhstan and the Russian Federation entered into a Customs Union and implemented a Common Customs Tariff, which came into force on January 1, 2010, reducing import duties on stainless rolled products from 15% to 10%. In 2015, the Customs Union was enlarged to include the Republic of Armenia and the Kyrgyz Republic. Creation of the Customs Union, as well as other actions and decisions of Russian authorities in respect of tariffs and duties, can lead to further reduction of import duties.

On November 20, 2013, the Eurasian Economic Commission initiated an antidumping investigation against imports of steel bars originating in Ukraine. In March 2016, the investigation was completed resulting in the imposition of antidumping duties for a period of five years. Therefore, we will benefit from protection of the Eurasian Economic Union’s market from low-priced import of steel bars.

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

We are at risk of experiencing any and all of these hazards. The occurrence of such hazards could delay production, increase production costs, result in injury to persons or death, and damage to property, as well as liability for us. For example, in 2008, there were two accidents at V.I. Lenina Underground which involved multiple casualties, and one of the accidents resulted in five fatalities. In 2010 through 2012, there were a number of occasions of self-heating and spontaneous ignition of coal as well as an increase of coal dust levels, each of which resulted in the temporary suspension of mining operations at the longwalls of Sibirginskaya Underground, V.I. Lenina Underground and Olzherasskaya-Novaya Underground. There were no casualties involved in any of these occasions. In 2013-2015, there were also a number of occasions which caused the temporary suspension of mining operations, but had no significant effect on our business. We have been and are still implementing measures to cure the causes of these occasions and we are cooperating with the competent governmental authorities, in particular, the Russian Federal Service for Ecological, Technological and Nuclear Supervision (“Rostekhnadzor”).

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

Generally, there is a greater awareness in Russia of damage caused to the environment by industry than existed during the Soviet era. At the same time, environmental legislation in Russia is generally weaker and less stringently enforced than in the European Union or the United States. However, recent Russian government initiatives indicate that Russia will introduce new water, air and soil quality standards and increase its monitoring and fines for non-compliance with environmental rules, and environmental concerns are increasingly being voiced at the local level. For example, Resolution No. 1029 of the Government of the Russian Federation dated September 28, 2015 “On approval of criteria for attribution of objects having a negative impact on the environment to objects of I, II, III and IV category,” sets criteria for the classification of objects that have a negative impact on the environment into the four categories. The first category includes objects that have a significant negative impact on the environment and relate to fields of application of the best available technology and the fourth category includes objects that have minimal environmental impact. Our production facilities can be attributed to the first category of objects that have a negative impact on the environment.

Based on the current regulatory environment in Russia and elsewhere where we conduct our operations, as of December 31, 2015, we have not created any reserves for environmental liabilities and compliance costs, other than an accrual in the amount of RUB 3,704 million for rehabilitation provision. Any change in this regulatory environment could result in actual costs and liabilities for which we have not provided. We estimated the total amount of capital investments to address environmental concerns at our various subsidiaries at RUB 644 million as of December 31, 2015. These amounts are not accrued in the consolidated financial statements until actual capital investments are made. See note 29 to the consolidated financial statements.

In the course, or as a result, of an environmental investigation by Russian governmental authorities, courts can issue decisions requiring part or all of the production at a facility that has violated environmental standards to be halted for a period of up to 90 days. We have been cited in Russia for various violations of environmental regulations in the past and we have paid certain fines levied by regulatory authorities in connection with these infractions. In June 2013, the Russian Federal Service for the Supervision of Natural Resources (“Rosprirodnadzor”) claimed 398.6 million rubles from Beloretsk Metallurgical Plant as compensation for damages caused by discharging waste water into the river Belaya and Beloretsk storage reservoir. This claim was resolved by means of a settlement agreement approved by the arbitrazh court according to which Beloretsk Metallurgical Plant is obliged to reconstruct a waste treatment facilities system by December 31, 2016. In February 2015, Rosprirodnadzor filed a similar claim in the amount of 195.3 million rubles against Beloretsk Metallurgical Plant. In accordance with the court’s decision, Beloretsk Metallurgical Plant is obliged to perform a set of measures for equipment modernization until July 1, 2017. See “Item 8. Financial Information — Litigation — Environmental and safety.” Though our production facilities have not been ordered to suspend operations due to environmental violations during the respective periods since we acquired or established them, there are no assurances that environmental protection authorities will not seek such suspensions in the future. In the event that production at any of our facilities is partially or wholly suspended due to this type of sanction, our business, financial condition, results of operations and prospects could be materially adversely affected.

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

In December 2015 at the Paris climate conference, 196 countries adopted the United Nations Framework Convention on Climate Change which is due to enter into force in 2020. The agreement sets out a global action plan to avoid climate change. As stated by Mr. Putin during his speech at the Paris conference, Russia expects to decrease greenhouse gas emissions to 70% of the 1990 level by 2030. Furthermore, the Russian Federation shall develop a long-term plan to reduce greenhouse gas emissions and shall establish a strategy on adaptation to climate change. In July 2015, Ministry of Natural Resources and Ecology of the Russian Federation has approved guidelines for the quantification of the amount of greenhouse gas emissions by organizations conducting business and other activities in Russia.

Further Russia’s steps on implementation of the United Nations Framework Convention on Climate Change could restrict our operations and/or impose significant costs or obligations on us, including requiring additional capital expenditures, modifications in operating practices, and additional reporting obligations. These regulatory programs may also have a negative effect on our production levels, profit and cash flows and on our suppliers and customers, which could result in higher costs and lower sales. Finally, we note that even without further legislation or regulation of greenhouse gas emissions, increased awareness and any adverse publicity in the global marketplace about the greenhouse gasses emitted by companies in the steel manufacturing industry could harm our reputation and reduce customer demand for our products.

Failure to comply with existing laws and regulations could result in substantial additional compliance costs or various sanctions which could materially adversely affect our business, financial condition, results of operations and prospects.

Our operations and properties are subject to regulation by various government entities and agencies in connection with obtaining and renewing various licenses, permits, approvals and authorizations, as well as with ongoing compliance with existing laws, regulations and standards. See “Item 4. Information on the Company — Regulatory Matters — Licensing of Operations in Russia.” Governmental authorities in countries where we operate exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses, permits, approvals and authorizations, and in monitoring licensees’ compliance with the terms thereof which may result in unexpected audits, criminal prosecutions, civil actions and expropriation of property. For example, in November 2015, the Ministry for Investment and Development of the Republic of Kazakhstan unilaterally terminated the contract for the silicate nickel ore production at the Shevchenko deposit in Kazakhstan’s Kostanay region entered into in connection with the subsoil license for the Shevchenko deposit due to non-compliance with the terms of the contract. Governmental authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties throughout the year.

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

The concentration of our shares with our largest shareholders will limit your ability to influence corporate matters and transactions with largest shareholders may present conflicts of interest, potentially resulting in the conclusion of transactions on less favorable terms than could be obtained in arm’s length transactions.

Our Chairman, Igor Zyuzin may be deemed to be the beneficial owner of approximately 36.34% of our common shares. In addition, our Chairman’s wife and children, Mrs. Irina Zyuzina and Ms. Ksenia Zyuzina and Mr. Kirill Zyuzin, together may be deemed to be the beneficial owners of approximately 18.70% of our common shares each separately. Therefore, Mr. Igor Zyuzin and Mrs. Irina Zyuzina together beneficially own 55.04% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions.” Except in certain cases as provided by the Federal Law “On Joint-Stock Companies,” dated December 26, 1995, as amended (the “Joint-Stock Companies Law”), resolutions at a general shareholders’ meeting are adopted by a majority of the voting stock at a meeting where shareholders holding more than half of the voting shares are present or represented. Accordingly, Mr. Zyuzin and his family members have the power to control the outcome of most matters to be decided by a majority of the voting stock present at a general shareholders’ meeting and can control the appointment of the majority of directors and the removal of all of the elected directors if they act in concert. In addition, our largest shareholders are likely to be able to take actions, which require a three-quarters supermajority of the voting stock present at such a general shareholders’ meeting, such as amendments to our charter, reorganization, significant sales of assets and other major transactions, if other shareholders do not participate in such meeting. Thus, our largest shareholders can take actions that you may not view as beneficial or prevent actions that you may view as beneficial, and as a result, the value of our common shares and ADSs could be materially adversely affected.

We have also engaged and will likely continue to engage in transactions with related parties, including our largest shareholder, which may present conflicts of interest, potentially resulting in the conclusion of transactions on less favorable terms than could be obtained in arm’s length transactions. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

Our competitive position and future prospects depend on our senior management team.

Our ability to maintain our competitive position and to implement our business strategy is dependent on the performance of our senior management team and, in particular, Mr. Zyuzin, our Chairman and largest single shareholder. Mr. Zyuzin has provided, and continues to provide, strategic direction to us.

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

Our business has grown substantially through the acquisition and founding of companies, many of which required the prior approval or subsequent notification of the FAS or its predecessor agencies. Relevant legislation restricts the acquisition or founding of companies by legal entities or individuals acting alone or jointly with their group of persons without such approval or notification. This legislation is vague in certain parts and subject to varying interpretations. If the FAS were to conclude that a company was acquired or created in contravention of applicable legislation and that competition has been or could be limited as a result, it could seek redress, including invalidating the transactions that led to or could lead to the limitation of competition, obliging the acquirer or founder to perform activities to restore competition, and seeking the dissolution of the new company created as a result of reorganization. Any of these actions could materially adversely affect our business, financial condition, results of operations and prospects.

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

During 2008 and 2009, we leased our electricity distribution assets to an unaffiliated third party, Electronetwork ZAO. Subsequently, Electronetwork ZAO partially repurchased these assets and currently all of them are used to distribute electricity to us and other customers. Our entities are not involved, therefore, in electricity distribution activity. We believe that by leasing our electricity distribution assets to an unaffiliated third party and not using them for electricity distribution, we are not in violation of the law.

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

In addition, Russian law requires a three-quarters majority of the voting stock present at a general shareholders’ meeting to approve certain matters, including, for example, charter amendments, reorganizations, major transactions involving property in excess of 50% of the balance sheet value of the company’s assets, acquisition by the company of outstanding shares and certain share issuances. In some cases, minority shareholders may not approve interested party transactions requiring their approval or other matters requiring approval of minority shareholders or supermajority approval. In the event that these minority shareholders were to successfully challenge past interested party transactions, or do not approve interested party transactions or other matters in the future, we could be limited in our operational flexibility and our business, financial condition, results of operations and prospects could be materially adversely affected.

Minority shareholder lawsuits, if resolved against our group companies, could have a material adverse effect on our financial condition and results of operations.

Russian corporate law allows minority shareholders holding as little as a single share in a company to have standing to bring claims against the company challenging decisions of its governing bodies. These features of Russian corporate law are often abused by minority shareholders, who can bring claims in local courts seeking injunctions and other relief for which, in some cases, we may not receive notice. Any such actions by minority shareholders, if resolved against our group companies, could have a material adverse effect on our business, financial condition, results of operations and prospects. See “Item 8. Financial Information — Litigation — Securities litigation.”

A majority of our employees are represented by trade unions, and our operations depend on good labor relations.

As of December 31, 2015, approximately 61% of all our employees were represented by trade unions. Although we have not experienced any business interruption at any of our companies as a result of labor disputes from the dates of their respective acquisition by us and we consider our relations with our employees to be good, under Russian law unions have the legal right to strike and other Russian companies with large union representation periodically face interruptions due to strikes, lockouts or delays in renegotiations of collective bargaining agreements. Our businesses could also be affected by similar events if our relationships with our labor force and trade unions worsen in the future. We have signed the industry agreements for coal and ore mining and smelting industries and have renegotiated most related collective bargaining agreements. If we are unable to prolong collective bargaining agreements on similar conditions in the future or our employees are dissatisfied with the terms of the collective bargaining agreements and undertake any industrial action, it could have material adverse effects on our business, financial condition, results of operations and prospects.

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

Terrorist attacks and threats, escalation of military activity, massive cyber attacks or incidents or any damage to property, such as our subsidiary Donetsk Electrometallurgical Plant in eastern Ukraine, resulting from military conflict, and an increase in government regulation in response to such attacks or acts of war may negatively affect our business. There could be delays or losses in transportation and deliveries of our products to our customers, increased government regulation and decreased sales due to disruptions in the businesses of our customers. It is possible that any such occurrences could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have used certain information in this document that has been sourced from third parties.

We have sourced certain information contained in this document from independent third parties, including private companies, government agencies and other publicly available sources. We believe these sources of information are reliable and that the information fairly and reasonably characterizes the industry in countries where we operate. However, although we take responsibility for compiling and extracting the data, we have not independently verified this information. In addition, the official data published by Russian federal, regional and local governments may substantially differ from those of Western countries. Official statistics may also be produced on different bases than those used in Western countries.

Risks Relating to Our Shares and the Trading Market

International sanctions relating to the crisis in Ukraine could adversely impact the trading market for our shares and ADSs.

The United States and the European Union introduced sanctions against certain Russian companies and individuals as a result of the crisis in Ukraine. If current sanctions are maintained and/or further sanctions introduced, the trading market for our shares and ADSs and the rights of our shareholders and ADS holders could be materially adversely affected. See “— Risks Relating to the Russian Federation — The current political and economic crisis in Ukraine and related sanctions imposed by the United States and the European Union may have a material adverse effect on our business, liquidity and financial condition, as well as the value of our shares and ADSs” and “— Risks Relating to the Russian Federation — Domestic, regional and international political and diplomatic conflicts could create an uncertain operating environment that could adversely affect our business and hinder our long-term planning ability.”

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

As a result of deteriorating market conditions in 2014 for our main products, together with our high leverage, our shares and ADSs price dropped significantly in 2014, and ADSs started trading below one U.S. dollar and thus became non-compliant with the NYSE continuous listing standards. On February 27, 2015, the 30 trading-day average closing price of ADSs amounted to $1.26 per ADS. As a result, we received official notice from the NYSE on March 2, 2015 that our ADSs came back into compliance with the listing standards.

On August 19, 2015, we received an official notice from the NYSE stating that the price for Mechel ADSs had fallen below the $1.00 threshold and we were required to bring our share price and average share price back above one U.S. dollar within six months from the date of receipt of the notice. In order to regain compliance with the NYSE requirements, we changed the ratio of our ADSs from one ADS per one common share to one ADS per two common shares, which became effective on January 12, 2016. As a result, we received official notice from the NYSE on February 1, 2016 that our ADSs came back into compliance with the listing standards.

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

Furthermore, the payment of dividends by our subsidiaries and/or our ability to repatriate such dividends may, in certain instances, be subject to taxes, statutory restrictions, retained earnings criteria, and covenants in our subsidiaries’ financing arrangements and are contingent upon the earnings and cash flow of those subsidiaries. See note 26 to the consolidated financial statements. In addition, loan agreements which we have restructured contain restrictions on the payment of dividends on our common and preferred shares. See “Item 8. Financial Information — Dividend Distribution Policy.”

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

In addition to the new recording system, the Federal Law No. 415-FZ also sets forth new obligations for a depositary to disclose information on ‘depositary receipt owners’ in order to exercise voting rights with respect to the shares represented by depositary receipts. The CBR by its Directive No. 3680-U dated June 15, 2015 sets forth the requirements for the provision of information about the depositary receipt owners. Such information is provided to the issuer in the form of a list of persons who exercise the rights under the depositary receipts. The list is provided to the issuer by the foreign depositary which opens the depo account of depositary programs. The list is provided for the preparation and holding of a shareholders’ meeting. Furthermore, any obligations of the depositary to disclose information on depositary receipt owners in order to receive dividends were abolished effective January 1, 2014 pursuant to the Federal Law No. 282-FZ of December 29, 2012, as amended (“Federal Law No. 282-FZ”). Under the Federal Law No. 282-FZ, the payment of dividends on the shares represented by depositary receipts is made to the foreign depositary which opens the depo account of depositary programs.

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

ADS holders have no direct voting rights with respect to the shares represented by the ADSs. They can only exercise voting rights with respect to the shares represented by ADSs in accordance with the provisions of the deposit agreements relating to the ADSs and relevant requirements of Russian law. Therefore, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps which are involved. For example, the Joint-Stock Companies Law (effective from July 1, 2016) and our charter require us to notify shareholders not less than 30 days prior to the date of any meeting of shareholders and at least 50 days prior to the date of an extraordinary meeting to elect our Board of Directors. Within specified time limits, the notification of the convocation of the general shareholders’ meeting shall be sent to each person entitled to participate in the general shareholders’ meeting by post or delivered to each of the above persons against signature in accordance with the procedure prescribed by our charter and published on our site www.mechel.ru in the information and telecommunication network Internet, or in the newspaper Rossiyskaya Gazeta and on our site www.mechel.ru in the information and telecommunication network Internet or on our site www.mechel.ru in the information and telecommunication network Internet. Our common shareholders, as well as our preferred shareholders in cases when they have voting rights, are able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

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

As of the date of this document, of the 138,756,915 issued preferred shares, 40% are held by our wholly-owned subsidiary Skyblock Limited, the remaining preferred shares are held by the public and may be held by James C. Justice II, James C. Justice III, James C. Justice Companies Inc. and Jillean L. Justice (collectively, the “Justice persons”). The Justice persons disposed or may dispose of all or part of the remaining preferred shares they held through one or more offerings or broker trades. It is also possible that we may decide to offer additional preferred shares and preferred ADSs through public offering or broker trades in the future, including preferred shares held by Skyblock Limited. Additional offerings or sales of preferred shares and preferred ADSs by us or the Justice persons, or the public perception that such offerings or sales may occur, could have an adverse effect on the market price of our preferred shares and preferred ADSs.

Risks Relating to the Russian Federation

Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in developed or other emerging markets could have a material adverse effect on our business and could cause the value of our shares and ADSs to fluctuate widely.

Investors in emerging markets such as the Russian Federation should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that the value of securities of Russian companies is subject to rapid and wide fluctuations due to various factors. The escalation of the present situation or the emergence of new tensions between Russia and other countries, imposed sanction by Russian Federation on some countries and vice versa may lead to outflow of the investors from the market, quick and huge sales of Russian assets which will result further reductions in the price of Russian securities. We cannot assure you that any such developments will not have a material adverse effect on our business, financial condition, results of operations and prospects, and the value of our shares and ADSs is expected to be highly volatile while tension between Russian and other countries remains unresolved and/or the Russian economy continues to deteriorate.

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

For example, the Russian Federation was involved in armed conflict with Georgia in August 2008, and differing views on the Georgia conflict have had an impact on the relationship between the Russian Federation, the European Union, the United States and certain former Soviet Union countries. In addition, the relationship between Ukraine and the Russian Federation has in the recent past been subject to significant strain for a number of reasons, including Ukraine’s failure to pay and accumulation of payment arrears relating to the supply of energy resources, Ukraine’s possible accession to NATO and the European Union. More recently, Russia’s relations with Ukraine have reached an historic post-Soviet low point following renewed political instability in Ukraine that resulted in the departure from office of Mr. Yanukovich (Ukraine’s former president), Russia’s role in the subsequent accession of Crimea and Sevastopol to Russia, and widespread accusations that Russia is actively involved in or otherwise supporting insurgents in eastern Ukraine in their struggle against Ukraine’s central authorities. This has resulted in a substantial deterioration in Russia’s relations with the United States, the European Union and other countries such as Canada, Japan and Australia, and has led to the imposition of sanctions against certain Russian individuals and entities and has contributed to certain volatility in the Russian economy and a deterioration in Russia’s macroeconomic condition and prospects. See “— Risks Relating to the Russian Federation — The current political and economic crisis in Ukraine and related sanctions imposed by the United States and the European Union may have a material adverse effect on our business, liquidity and financial condition, as well as the value of our shares and ADSs.” If such tensions intensify or new tensions emerge between the Russian Federation and Ukraine, Georgia, the European Union, the United States or any other countries, leading potentially to the imposition of further trade sanctions or embargoes, the Russian economy will likely experience further volatility and deterioration.

In September 2015, the Russian Federal Council approved the use of Russian forces in Syria, following a formal request from the Syrian government. Operations in Syria commenced in late September 2015 and are continuing as at the date hereof. Furthermore, in November 2015, the Turkish air force shot down a Russian strike aircraft over the territory of Syria, which resulted in tensions between Russia and Turkey and led to imposition of wide range of sanctions by Russia against Turkey. Turkey and the European Union in turn have promised to take countermeasures, in particular, by introducing additional antidumping duties against Russian flat steel products. Currently we do not export flat steel products to E.U. or Turkey, however should we start exporting flat steel products to E.U. or Turkey, imposition of additional duties may have a materially adverse effect on us. Furthermore, should additional duties against other products we produce be introduced, we may be materially adversely affected.

Many of the aforementioned events have adversely affected the Russian economy and the Russian financial and banking markets, increased capital outflows, as well as worsened general business and investment climate in Russia. The Russian stock exchanges have experienced heightened volatility, Russia’s credit markets have tightened, and the exchange rate of the ruble against the U.S. dollar and other currencies has depreciated significantly. See “— Risks Relating to Our Financial Condition and Financial Reporting — Changes in the exchange rate of the ruble against the U.S. dollar and in interest rates may materially adversely affect our business, financial condition and results of operations.”

In part as a result of political tensions, international sanctions, ruble volatility and the drop in the oil price, in January 2015, Standard & Poor’s lowered the long- and short-term Russian Federation’s foreign currency rating to “BB+/B” from “BBB-/A-3” and local currency rating to “BBB-/A-3” from “BBB/A-2,” both with a negative outlook. In January 2015, Moody’s Investors Service lowered Russia’s government bond rating to Baa3 from Baa2, further downgrading it in February 2015 to Ba1, with a negative outlook. On March 4, 2016, Moody’s placed Russia’s Ba1 rating on review for downgrade. In January 2015, Fitch downgraded the Russian Federation’s long-term foreign and local currency Issuer Default Rating to “BBB-” with a negative outlook.

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

In connection with the ongoing events in Ukraine, the United States and the European Union (as well as some other countries) have imposed sanctions on certain Russian and Ukrainian persons and entities. The prohibitions in the countries that imposed the new sanctions regimes generally apply to nationals of those countries or any action taken within the territory of those countries, and may, particularly, in the case of U.S. sanctions, have extraterritorial effect on transactions with a direct or indirect connection to the jurisdiction.

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

Since August-September 2014, the European Union has also imposed restrictions on the transfer of certain technologies for the oil and gas industry in Russia and certain goods and services for deepwater, Arctic or shale oil projects in Russia. The current sanction regime is a result of multiple extensions by the U.S. and European

Union in the term and scope of sanctions, the most recent of which entered into force in late 2015. The U.S. executive order implementing sectoral sanctions also permits sanctions to be applied against companies in the mining sectors.

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

Some entities within our group are E.U. persons. These entities are therefore required to comply with the E.U. sanctions, including not conducting business with any sanctioned persons. Most of the group entities, however, are neither U.S. persons nor E.U. persons, and therefore are restricted in dealings with sanctioned persons only to the extent those dealings are subject to U.S. and/or E.U. jurisdiction. However, the United States takes a broad view with respect to its sanctions jurisdiction, and there can be no assurance that compliance issues under applicable U.S. and/or E.U. sanctions laws and regulations will not arise with respect to us or our personnel. In particular, because the above discussed sanctions are very recent, their scope and consequences remain subject to interpretation by competent authorities and courts in the United States and the European Union, and no assurance can be given that a broader interpretation may not affect any of the group entities. Non-compliance with applicable sanctions could result in, among other things, the inability of the relevant group entities to contract with U.S. and/or E.U. governments or their agencies, civil or criminal liability of such entities and/or their personnel under U.S. and/or E.U. law, the imposition of significant fines, and negative publicity and reputational damage. In addition, should our dealings with sanctioned counterparties become material, our ability to transact with U.S. or E.U. persons could be affected. As a result, our ability to raise funding from international financial institutions or the international capital markets may be inhibited.

The sanctions imposed by the United States and the European Union in connection with tensions between Russia and other countries so far have had an adverse effect on the Russian economy, to which we are exposed significantly, prompting revisions to the credit ratings of the Russian Federation and a number of major Russian companies that are ultimately controlled by the Russian Federation, causing extensive capital outflows from Russia and impairing the ability of Russian issuers to access international capital markets. See “— Risks Relating to the Russian Federation — Domestic, regional and international political and diplomatic conflicts could create an uncertain operating environment that could adversely affect our business and hinder our long-term planning ability.” The governments of the United States and certain E.U. Member States, as well as certain E.U. officials have indicated that they may consider additional sanctions should tensions in Ukraine continue. For example, the United States has authority to impose “secondary sanctions” threatening adverse action against companies outside U.S. jurisdiction participating in certain Russian oil projects, which could deter those companies from investing in the Russian economy; additional secondary sanctions could be adopted that could affect the willingness of companies acting outside U.S. jurisdiction to deal with Russia and Russian companies. There have also been proposals to cut off Russia from the international SWIFT payment system and Russia’s counter-proposals to disrupt international payment systems, which could disrupt ordinary banking services in Russia and any cross-border trade.

Further tensions between Russia and other countries and any escalation of related tensions between Russia and the United States and/or the European Union, the imposition of further sanctions, or continued uncertainty regarding the scope thereof, could have a prolonged adverse impact on the Russian economy, particularly levels of disposable income, consumer spending and consumer confidence, as well as the ability of Russian banks to sustain required liquidity levels and comply with their financial obligations. These impacts could be more severe than those experienced to date. In particular, should either the United States or the European Union expand their respective sanctions on our existing or future clients, suppliers or other counterparties, a large sector of the Russian economy or otherwise, such an expansion could result in our dealings with designated persons, if any, being materially adversely impacted, the suspension or potential curtailment of business operations between us and the designated persons could occur, and substantial legal and other compliance costs and risks on our business operations could emerge. All of the above could have a material adverse impact on our business, financial condition, results of operations or prospects.

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

From 2000 to 2008, the Russian economy experienced positive trends, such as annual increases in the gross domestic product (“GDP”), a relatively stable ruble, strong domestic demand, rising real wages and reduced rates of inflation. However, these trends were interrupted by the global financial crisis in late 2008, which led to a substantial decrease in the GDP’s growth rate, ruble depreciation and a decline in domestic demand. The Russian government took certain anti-crisis measures using the “stabilization fund” and hard currency reserves in order to soften the impact of the economic crisis on the Russian economy and support the value of the ruble. As a result, following a decline in 2009, Russian GDP grew by 4.5% in 2010, 4.3% in 2011, 3.4% in 2012 and 1.3% in 2013, according to Rosstat. More recently, the economic slowdown in emerging market economies, including Russia, as well as political and other disturbances in emerging markets have introduced additional uncertainty in the overall outlook for growth of the global economy. Growth in the Russian economy has slowed down considerably, recording GDP growth in 2014 of 0.6%, according to Rosstat. In 2015, GDP contracted by 3.7%, according to Rosstat, as a result of an array of factors, including negative investor sentiment arising from the disturbances in eastern Ukraine, international sanctions imposed on Russian companies and individuals, substantial depreciation of the ruble against major world currencies and the precipitous drop in oil prices. See “— Risks Relating to the Russian Federation — The current political and economic crisis in Ukraine and related sanctions imposed by the United States and the European Union may have a material adverse effect on our business, liquidity and financial condition, as well as the value of our shares and ADSs.” According to the

Ministry of Economic Development of the Russian Federation, the Russian economy is expected to contract by 0.2% in 2016 (basic scenario of economic development). Further economic instability in Russia could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

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

The global economic crisis, social and political instability in some Middle East countries and in Ukraine, Chinese economic slowdown followed by Chinese market’s crash and decline in demand and dramatic fall in oil prices and other negative developments in various countries have resulted in increased volatility in the capital markets in many countries, including Russia. As has happened in the past, financial problems in emerging market economies or an increase in the perceived risks associated with investing in emerging market economies could dampen foreign investment in Russia, and Russian businesses could face severe liquidity constraints, further materially adversely affecting the Russian economy. In addition, because Russia produces and exports large amounts of oil, the Russian economy is especially vulnerable to the price of oil on the world market and a decline in the price of oil or international sanctions against the Russian oil industry could slow or disrupt the Russian economy or undermine the value of the ruble against foreign currencies. Such has occurred recently as crude oil prices have dropped by nearly 32.5% between January 1, 2015 and January 1, 2016 (according to Intercontinental Exchange), the Russian financial markets have experienced significant volatility during 2015 and expect to continue experiencing such volatility in 2016 and the ruble’s value against major world currencies has fallen significantly. See “— Risks Relating to Our Financial Condition and Financial Reporting — Changes in the exchange rate of the ruble against the U.S. dollar and in interest rates may materially adversely affect our business, financial condition and results of operations.” Russia is also one of the world’s largest producers and exporters of metal products and its economy is vulnerable to fluctuations in world commodity prices and the imposition of international sanctions, tariffs and/or antidumping measures by any of its principal export markets.

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

In addition, a deterioration in macroeconomic conditions could require us to reassess the value of goodwill on certain of our assets, recorded as the difference between the fair value of the net assets of business acquired and its purchase price. This goodwill is subject to impairment tests on an annual basis. The weakening macroeconomic conditions in the countries in which we operate and/or a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to write down the value of the goodwill or portion of such value. See note 19 to the consolidated financial statements.

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

Tensions in Russia’s relations with other countries and world bodies or conflicts between the government and powerful business groups or among such business groups, as well as the continuation of and the development of international sanctions imposed on Russian institutions, organizations and individuals could disrupt or reverse political, economic and regulatory reforms and also lead to restrictions on our business and a negative impact on Russia’s economy and investment climate. Any disruption or reversal of reform policies or economic downturn could lead to social, political or governmental instability or the occurrence of conflicts between various groups, which could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs and impede our efforts to restructure our indebtedness, especially in relation to international lenders.

Corruption and negative publicity could negatively impact our business and the value of our shares and ADSs.

The local press and international press have reported high levels of corruption in Russia, including unlawful demands by government officials and the bribery of government officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or certain companies or individuals. In addition, there are reports of the Russian media publishing disparaging articles in return for payment. From time to time, we are the subject of press reports that we believe contain false information about our business and financial condition as well as our largest shareholder. If we or our managers, largest shareholder or counterparties are accused of involvement in government corruption or are otherwise the subject of libelous reports in the press, the resulting negative publicity could disrupt our ability to conduct our business and impair our relationships with customers, suppliers, creditors and other parties, which could have a material adverse effect on our business, financial condition and results of operations and the value of our shares and ADSs and impede our efforts to restructure our indebtedness.

Shortage of skilled Russian labor could materially adversely affect our business, financial condition, results of operations and prospects.

Currently the Russian labor market suffers from a general shortage of skilled and trained workers, and we compete with other Russian companies to hire and retain such workers. In Russia, the working age population has declined due to a relatively low birth rate at the end of the 1980s and through the early 1990s. As of January 1, 2016, Rosstat estimated Russia’s population at 146.5 million, a decline of 2.0 million from 1992. In recent years, declines in population levels slowed down as a result of an increase in migration and a reduction in the natural decline of the population; in 2014-2015, the population level in fact increased. However, the birth rate remains relatively low, which together with the aging and high mortality of the population, is the main problem of Russia’s demographic development. Russia’s working age population is estimated to decline by 10-13 million by 2025. A shortage of skilled Russian labor combined with restrictive immigration policies could materially adversely affect our business, financial condition, results of operations and prospects.

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

Russia is still developing the legal framework required to support a market economy. The following weaknesses relating to the Russian legal system create an uncertain investment climate and result in risks with respect to our legal and business decisions:

•	inconsistencies between and among the Constitution, federal laws, presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;

•	conflicting local, regional and federal rules and regulations;

•	rapid enactment of many laws and regulations resulting in their ambiguities and inconsistencies;

•	large-scale continuing reforms in almost all legal matters;

•	the lack of fully developed corporate and securities laws;

•	substantial gaps in the regulatory structure due to the delay or absence of implementing legislation;

•	changes in the Russian court system, in particular, the merger of the Supreme Arbitrazh Court with the Russian Supreme Court;

•	the relative inexperience of judges in interpreting legislation and contradictory judicial interpretations of the law;

•	the lack of full independence of the judicial system from commercial, political and nationalistic influences;

•	difficulty in enforcing court orders;

•	a high degree of discretion or arbitrariness on the part of governmental authorities; and

•	still-developing bankruptcy procedures that are subject to abuse. See “— Risks Relating to Our Financial Condition and Financial Reporting — We may become subject to bankruptcy procedures, which may result in the inability of holders of our shares and ADSs to recover any of their investments.”

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

Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. For example, under Russian corporate law, if a Russian company’s net assets calculated on the basis of Russian accounting standards at the end of its third or any subsequent financial year, fall below its share capital, the company must decrease its share capital to the level of its net assets value or initiate a voluntary liquidation. In addition, if a Russian company’s net assets calculated on the basis of Russian accounting standards at the end of its second or any subsequent financial year, fall below the minimum share capital required by law, the company must initiate voluntary liquidation not later than six months after the end of such financial year. If the company fails to comply with either of the requirements stated above within the prescribed time limits, the company’s creditors may accelerate their claims and demand reimbursement of applicable damages, and governmental authorities may seek involuntary liquidation of the company. Certain Russian companies have negative net assets mainly due to very low historical asset values reflected on their balance sheets prepared in accordance with Russian accounting standards; however, their solvency, i.e., their ability to pay debts as they become due, is not otherwise adversely affected by such negative net assets. Currently, we have the following subsidiaries with total liabilities greater than total assets: Mechel-Steel Management, Mechel Trading House, Mecheltrans, Mechel Energo, Port Kambarka, VtorResource, VtorResource-Yuzhny, Mechel Construction Materials, Yakutugol, Metallurgshakhtspetsstroy, Management Metallurgical Equipment Repair, Southern Kuzbass Coal Company, Shakhtspetsstroy, Romantika, Port Mechel Vanino, Sky-Extra, Mechel-Remservice, Maritime Cargo Shipping, Mecheltrans Management, Mecheltrans Vostok, Izhstal, Elgaugol, Mechel TransAuto and Mechel Vtormet.

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

Selective government action, if directed at us or our largest shareholder, could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

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

The supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a general shareholders’ meeting. Thus, controlling shareholders owning less than 75% of the outstanding shares of a company may hold 75% or more of the voting power if enough minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of the voting power at a general shareholders’ meeting, they are in a position to approve amendments to a company’s charter, reorganizations, significant sales of assets and other major transactions, which could be prejudicial to the interests of minority shareholders. See “— Risks Relating to Our Business and Industry — The concentration of our shares with our largest shareholders will limit your ability to influence corporate matters and transactions with largest shareholders may present conflicts of interest, potentially resulting in the conclusion of transactions on less favorable terms than could be obtained in arm’s length transactions.”

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

Russian law provides that shareholders that vote against or do not participate in voting on certain matters have the right to request that the company redeem their shares at value determined in accordance with Russian law. The decisions of a general shareholders’ meeting that trigger this right include:

•	decisions with respect to a reorganization;

•	the approval by shareholders of a “major transaction,” which, in general terms, is a transaction involving property in excess of 50% of the balance sheet value of the company’s assets calculated according to Russian accounting standards, regardless of whether the transaction is actually consummated, except for transactions undertaken in the ordinary course of business;

•	the amendment of the company’s charter or approval of a new version of the company’s charter that limits shareholder rights; and

•	the amendment of the public company’s charter which eliminates indication that the company is public, simultaneously with the decision on applying to the CBR on release from obligation to disclose information under the laws of the Russian Federation on securities and the decision on applying for delisting of shares and equity securities convertible into shares.

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

Since May 2009, in connection with the proposal expressed by the Russian President in his Budget Message regarding the budget policy for 2010-2012, an overhaul of the anti-avoidance mechanism of double tax treaties has begun. In November 2014, Russian legislation was significantly revised in order to prevent unlawful use of low-tax jurisdictions for tax evasion in the Russian Federation. The amendments in the legislation set out the rules for the taxation of income of a foreign organization that is deemed to be a controlled foreign company. A foreign organization is recognized as a controlled foreign company if it is not a tax resident of the Russian Federation and the participation interest of the controlling legal entities or individuals in the organization is more than 10%. The transition period provides for a gradual reduction in the size of non-taxable profit, in particular, to 50 million rubles, 30 million rubles and 10 million rubles in 2015, 2016 and 2017 and thereafter, respectively. Starting from 2015, these changes in tax regulations could increase the tax burden on companies which are recognized to be controlling of foreign companies. In addition, Russian companies are required to disclose information about controlled foreign companies to the Russian tax authorities. All of these measures are intended to ensure the transparency of economic transactions, including foreign trade transactions. Disclosure of beneficial ownership, beneficial recipients of income and tax residence of legal entities at their actual place of business is, according to the new legislation, a prerequisite for the application of tax preferences, including reduced tax rates under international double tax treaties. In November 2014, Russia ratified the Convention on Mutual Administrative Assistance in Tax Matters which provides for the potential exchange of tax information, including simultaneous tax inspections with Member States of the Council of Europe and member countries of the Organization for Economic Co-operation and Development (OECD), which signed the convention, as well as for assistance in the collection of taxes on their territories. Furthermore, starting from June 30, 2014, the Federal Law No. 173-FZ entered into force, which regulates the procedure of interaction of financial market entities with foreign tax authorities, primarily within the bounds of the U.S. law Foreign Account Tax Compliance Act (FATCA).

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

In addition, application of current Russian thin capitalization rules and the developing negative court practice on such disputes, including at the level of the Presidium of the Supreme Arbitrazh Court of the Russian Federation, may affect our ability to pay interest on loans in full. In particular, taking into account the requirements of Russian law and negative court practice on thin capitalization, it is practicable to withhold as a dividend tax a part of the interest on borrowings of our subsidiaries which are either received from Mechel or received from independent banks and guaranteed by Mechel. In addition, part of interest on these borrowings may not be treated as expenses for tax purposes under certain conditions provided by thin capitalization rules. In February 2016, a law which significantly changes the current approach applicable to thin capitalization was adopted. At present, it is difficult to assess the tax consequences of the adoption of this law.

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

In July 2011, Russian transfer pricing legislation was substantially amended. The new rules entered into force on January 1, 2012. The new rules require taxpayers to notify the tax authorities on controlled transactions that are performed from January 1, 2012. Controlled transactions mean any transactions between related parties both domestic and cross-border as well as certain transactions between unrelated parties. The tax legislation eliminated the existed 20% safe harbor for price deviations. The rules also introduce specific documentation requirements for proving market prices. Established practice in applying the new rules only starts to develop, therefore we cannot predict now what effect the new transfer pricing rules will have on our business. If the tax authorities impose significant additional tax assessments as a result of changes in transfer pricing regulation and we are unable to successfully challenge them in court or make symmetrical adjustments provided by the new rules, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

As our subsidiary Southern Urals Nickel Plant holds the subsoil license on land plots with nickel and cobalt ore deposits which are included in the official list of subsoil plots of federal importance published on March 5, 2009 in the Russian official newspaper Rossiyskaya Gazeta as amended (the “Strategic Subsoil List”), it qualifies as a Strategic Company and is subject to special regulation. Our subsidiaries Urals Stampings Plant and Port Posiet are included in the register of natural monopolies, and therefore are also Strategic Companies. Furthermore, entities producing and distributing industrial explosives are deemed to be Strategic Companies. Thus, our subsidiaries Yakutugol, Vzryvprom and Korshunov Mining Plant also qualify as Strategic Companies, as they hold licenses to carry out activities related to the handling of industrial explosives.

Therefore, any transfer, directly or indirectly, to a foreign investor or its group of entities (except for the transfer to a foreign investor controlled by the Russian Federation, the constituent entity of the Russian Federation and/or Russian nationals provided such Russian nationals are Russian tax residents and do not have other nationality) of a stake or certain rights in or fixed assets (equal to 25% or more of the balance sheet value of the relevant entity) of Southern Urals Nickel Plant, Yakutugol, Vzryvprom, Korshunov Mining Plant, Urals Stampings Plant and Port Posiet, which, according to the Strategic Industries Law, is deemed to transfer control, as described in “Item 4. Information on the Company — Regulatory Matters — The Strategic Industries Law,”

will be subject to prior approval from the state authorities. Likewise, a sale to a foreign investor or its group of entities of a stake in Mechel which provides control (as defined in the Strategic Industries Law) over Southern Urals Nickel Plant, Yakutugol, Vzryvprom, Korshunov Mining Plant, Urals Stampings Plant and Port Posiet, will also be subject to prior approval in accordance with the Strategic Industries Law.

In addition, in case a foreign investor or its group of entities which is a holder of securities of Southern Urals Nickel Plant, Yakutugol, Vzryvprom, Korshunov Mining Plant, Urals Stampings Plant and Port Posiet, becomes a holder of voting shares in amount which is considered to give them direct or indirect control over these companies in accordance with the Strategic Industries Law due to the allocation of voting shares as a result of certain corporate procedures provided by Russian law (e.g., as a result of a buy-back by the relevant company of its shares, conversion of preferred shares into common shares, or holders of preferred shares becoming entitled to vote at a general shareholders’ meeting in cases provided under Russian law), such shareholders will have to apply for approval within three months after they acquired such control.

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

Land use rights regulation in Russia is subject to uncertainty and contradiction.

The main law governing the title to land is the Land Code of the Russian Federation introduced by the Federal Law “On Introduction of the Land Code,” dated October 25, 2001, as amended (the “Land Code”), which establishes the principles of land legislation and determines relations governed by land legislation.

In March 2015, the Land Code was significantly amended in part concerning the procedure for allotment of land plots by public authorities to citizens and legal entities. Law enforcement practice, taking into account changes in the applicable legislation, has not yet been formed; therefore, risks associated with uncertainty of regulatory aspects of the allotment of land plots by public authorities exist.

In addition, there is a general risk of seizure of land plots for state needs for the implementation of governmental programs and projects, which means creation and construction of complexes within the framework of such federal programs. Moreover, if the land plots owned or leased by us are found not to be in compliance with all applicable approvals, consents, registrations or other regulations, we may lose the use of such land plots.

The ambiguous interpretation of land law and/or a potential seizure of our land plots for state needs or for other reasons may have a material adverse effect on our business, financial condition, results of operations and prospects.

Item 4. Information on the Company

Overview

We are a vertically integrated group with revenues of RUB 253,141 million in 2015 and RUB 243,992 million in 2014, with operations organized into three industrial segments: mining, steel and power, each of which has a management company that performs the functions of respective executive management bodies of the companies within the segment, as described below.

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

Mechel PAO is a public joint-stock company incorporated under the laws of the Russian Federation. From the date of our incorporation on March 19, 2003 until July 19, 2005, our corporate name was Mechel Steel Group OAO. We conduct our business through a number of subsidiaries. We are registered with the Federal Tax Service of the Russian Federation under main state registration number (OGRN) 1037703012896. Our principal executive offices are located at Krasnoarmeyskaya Street, 1, Moscow 125167, Russian Federation. Our telephone number is +7 495 221 8888. Our Internet addresses are www.mechel.com and www.mechel.ru. Information posted on our website is not a part of this document. We have appointed CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011, as our authorized agent upon which process may be served for any suit or proceeding arising out of or relating to our shares, ADSs or the deposit agreements.

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

Competitive Strengths

Our main competitive strengths are the following:

Leading mining and metals group by production volume with strong positions in key businesses

We are the second largest coking coal producer and exporter by volume in Russia.

In 2015, we were the second largest coking coal producer in Russia, with an approximately 16.7% share of Russia’s total coking coal production by volume, according to the Central Dispatching Department of Fuel and Energy Complex (“Central Dispatching Department”), a Russian information agency reporting on the fuel and energy industry. In 2015, our export sales of coking coal concentrate were the second largest by volume among Russian companies, according to RasMin OOO (“RasMin”), a private information and research company focusing on the coal mining industry.

We have a large coal reserve base and a broad-range offering of high-quality metallurgical coals, as well as steam coals of various grades.

Our total coal reserves amounted to 3,051.4 million tonnes as of December 31, 2015, as accounted pursuant to SEC Industry Guide 7.

Our coal reserves allow us to supply steel producers and coke makers globally with a full range of coal grades to make quality metallurgical coke or to use in PCI-assisted and sintering-assisted steel manufacturing. In addition to metallurgical coals, we supply steam coals of various grades. In particular, Southern Kuzbass Coal Company produces semi-hard and semi-soft coking coal, PCI, anthracite and steam coal. Most of the coking and steam coal grades of Southern Kuzbass Coal Company are sold in Russia, while PCI and anthracite are generally exported. Yakutugol produces low-volatile hard coking coal used by customers both in the Asia-Pacific region and in Russia, as well as steam coal which is sold primarily to local municipal services and for power generation. Elgaugol produces high-quality hard coking coal of high-volatile content and steam coal which are supplied to the Russian domestic market and for export. The ability to serve our customers with a broad range of metallurgical and steam coal grades gives us a competitive advantage in entering the new markets and establishing long-term relationships with the customers.

By production volume we are Russia’s second largest producer of long steel products and Russia’s largest producer of wire products.

According to Metal Expert, a source for global steel and raw materials market news and analytics, in 2015 by production volume we were Russia’s second largest producer of long steel products (excluding square billets), third largest producer of reinforcement bars (rebar) and largest producer of wire rod. Our long steel products business has particularly benefited from the increased infrastructure and construction activity in Russia over the last 10 years. Our share of Russia’s total production volume of rebar in 2015 was approximately 18.6%, according to Metal Expert. According to Metal Expert and Chermet, a Russian ferrous metals industry association (“Chermet”), we are Russia’s fourth largest producer of special steel by production volume, accounting for 13.0% of Russia’s total special steel output in 2015. Our product range in special steel is broader and more comprehensive than other Russian producers, giving us an added advantage in our markets. According to Metal Expert, we are Russia’s largest producer of wire products by production volume, accounting for 25.5% of Russia’s total wire products output in 2015.

High degree of vertical integration

Our steel segment is able to source most of its raw materials from our group companies, which provides a hedge against supply interruptions and market volatility.

We believe that our internal supplies of coke, iron ore concentrate and ferrosilicon give us advantages over other steel producers, such as higher stability of operations, better quality control of end products, reduced production costs, improved flexibility and planning latitude in the production of our steel and value-added steel products and the ability to respond quickly to market demands and cycles. In 2015, we were fully self-sufficient with respect to coke and ferrosilicon; we were approximately 36% self-sufficient with respect to iron ore concentrate; and we satisfied approximately 29% of our electricity needs internally. We believe that the level of our self-sufficiency in raw materials gives our steel business a competitive advantage.

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

We own two seaports and a river port and we have our own rail rolling stock. Port Posiet in the Russian Far East, on the Sea of Japan, gives us easy access to the Asia-Pacific seaborne market and provides a delivery terminal for the coal mined by our subsidiaries Yakutugol and Elgaugol in Yakutia. We are in the process of the Port Posiet’s modernization, which enabled us to expand the cargo-handling capacity of the port up to 7.0 million tonnes per annum. Port Temryuk on the Sea of Azov, an inlet of the Black Sea basin, is primarily used for coal and metal transshipment and provides us access to the emerging market economies of the Black Sea and Mediterranean basins. Port Kambarka on the Kama River in the Republic of Udmurtia (a Russian administrative region also known as Udmurtia) is connected to the Volga River basin and the Caspian Sea, by canal to the Don River and the Sea of Azov, as well as by the Volga-Baltic Route to the Baltic Sea. As of December 31, 2015, our subsidiaries Mecheltrans and Mecheltrans Auto owned and leased 12,455 freight transportation units, including 12,410 railcars and 45 long-haul trucks that we use to ship our products.

In June 2008, pursuant to the terms of our subsoil license for the Elga coal deposit we began construction of a private rail line, which we own and control subject to applicable regulation. In December 2011, we finished laying track for the rail line in accordance with the terms of the license. The 321 kilometer-long rail line is now in operation and we are able to use it for transportation of coal currently produced at the Elga deposit. The rail line connects the Elga coal deposit with the Baikal-Amur Mainline (at the Ulak railway station), which, in turn, provides access to the Russian rail network, in general, and Pacific Ocean ports, in particular. We will further develop the rail line to increase its capacity in line with our coal production plans. We anticipate that the Elga rail line will not only provide an avenue for delivery of coal produced at the Elga coal deposit, but will eventually serve as the transport route for coal, iron ore and other raw materials mined in the adjacent deposits.

One of the lowest-cost metallurgical coal producers

According to CRU International Limited (“CRU”), our Russian metallurgical coal operations are in the first quartile of the global business cost curve (CFR basis). In 2015, approximately 89% of our coking coal production was mined from open pit mines, which we believe is one of the highest rates among our Russian competitors. Open pit coal mining is generally considered safer, cheaper and faster than the underground method of mining. Most of our mines and processing facilities have long and established operating histories. We view strict cost management and increases in productivity as fundamental aspects of our day-to-day operations, and continually reassess and improve the efficiency of our mining operations.

Strategically positioned to supply key growth markets

Our mining and logistical assets are well-positioned to expand sales to the Asia-Pacific seaborne market.

Eastern Siberian coal mines of Yakutugol and Elga coal deposit, which are part of our mining segment, are strategically located and will enable us to expand exports of our products to key Asian markets. Yakutugol and Elgaugol are located within the shortest distance among Russian coking coal producers to Port Posiet and Port Vanino in the Russian Far East. We view the proximity of these mining and logistical assets to the Asian economies as a key competitive advantage which allows us to diversify our sales, provides us with additional growth opportunities and acts as a hedge in the event of a decrease in demand from customers in Russia. Moreover, due to our integration, experience and location in Russia, which has some of the largest deposits of coal and iron ore in the world, we are better positioned than many of our international peers to secure future production growth.

Our steel mills are well-positioned to supply Russian infrastructure projects.

Russia is our core steel market and we have significant domestic market shares in main types of carbon and special steel long products. We believe we have established a strong reputation and brand image for Mechel within Russia, just as we have with our international customers. The location of a number of our core steel segment assets in the southern Urals positions us advantageously, from a geographical and logistical perspective, to serve the areas in the west of the Urals as this region is a large consumer of long steel products in Russia, according to Metal Expert. The construction industry has been a major source of our revenue and we have captured a large portion of the market. According to Metal Expert, our share of Russia’s total production volume of construction rebar in 2015 was approximately 18.6%.

Established distribution and sales platform

We have a non-retail sales and distribution network represented by our Swiss subsidiaries Mechel Trading and Mechel Carbon with representative offices in various countries, as well as Mechel Carbon Singapore. This network facilitated sales constituting 24.1% of our total sales in 2015.

We also have Mechel Service Global’s distribution network which conducts sales of our steel products in Russia, the CIS and Europe. Through our distribution network in Russia and the CIS we sell a whole range of steel products manufactured by our plants. In case of sales to the European Union, we focus on sales of high value-added products, primarily high-quality rolled steel products and forgings produced by our Urals plants, through Mechel Service Belgium. Our companies in Germany, Austria and the Czech Republic provide customers with a wide range of services for metal processing. Mechel Service Global sales accounted for 48.0% of our steel segment sales and 27.7% of our total sales in 2015. Approximately 91.9% of Mechel Service Global sales were sold domestically. Sales to companies within our group accounted for 1.2% of total sales of Mechel Service Global (including intra-group sales) in 2015.

Our direct access to end customers allows us to obtain real-time market intelligence and improve production planning at our steel facilities, which in turn allows us to improve the efficiency of our existing operations through the optimization of our sales structure.

Strong and focused management team

Our current management team has significant experience in all aspects of our businesses. Mr. Zyuzin, one of the founders of our group and our Chairman and largest shareholder, has led our successful transformation from a small coal trading operation to a large integrated mining and metals group. Mr. Zyuzin has over 29 years of experience in the coal mining industry and holds a Ph.D. in technical sciences in the coal mining field. Our divisional management also has long-tenured experience in the mining and metals industry. See “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.”

Business Strategy

Our goal is to become one of the largest producers of metallurgical coal and steel products by realizing potential of the vertical integration and maximizing synergies between our performing assets underlying our business model.

Our strategy aimed at extracting the maximum value from our mining and steel assets. We intend to concentrate on efficiency improvements and modernization of the business lines, which we expect will increase the business’ overall profitability.

In the mining segment, we will continue to develop our existing coal reserves, particularly in order to sell more high-quality metallurgical coal and coal products to third parties. We intend to prioritize the development of the Elga coal deposit, one of the largest global metallurgical coal reserves. Our coking coal and iron ore production form a solid platform for our steel business. Steam coal can be used to feed our power generating business which enables us to market high value-added products, such as electricity and heat energy, and to increase the electric power self-sufficiency of our mining and steel segments. However, even as we develop our internal sourcing capability, we intend to adhere to our long-standing approach of purchasing inputs from third party suppliers and selling products, including raw materials, to domestic and international customers in a way that we believe creates the most advantageous profit opportunities for our group.

In the steel segment, we plan to focus on the Russian rail, engineering and construction markets. The launch of the universal rail and structural rolling mill at Chelyabinsk Metallurgical Plant allowed us to widen our portfolio of high value-added products such as structural shapes and rails, as well as significantly improve our competitive advantage as a full product range supplier to the construction sector and as an important supplier to the Russian Railways. In 2015, we successfully went through the certification of rail products resulting in obtainment of three certificates of conformity of the Customs Union. The increase in sales volume of the universal rolling mill products will occur along with the development and certification of new types of products and will enable us to realize the import substitution strategy. We intend to increase our group’s output and improve the quality of high value-added steel products in order to preserve our leadership in special and stainless steels and wire products in Russia. For some of these products, we hold a unique market niche, which serves as the basis for further improvement of our market share and growth of our customer base.

Our distribution network provides us with a strong platform for further development of our sales. In the current economic situation, we are capable to quickly respond to changing market conditions and if necessary redirect deliveries of our products not only in Russia but abroad, thereby allowing us to obtain additional profit.

Another strategic priority is development of our logistics capabilities. Our own railcar fleet is to ensure the balance between transportation security and cost efficiency. Development of the cargo-handling capacity of Port Posiet is crucial for continuous shipments of our coal products in the Asia-Pacific region. Growing production of export-oriented coal in our mining segment will require further expansion of port capacities on our main export routes.

With focus on efficiency improvements of our main businesses, we may also consider selective disposal of assets in order to minimize opportunity costs, as well as attract financial or strategic investors to our key assets in order to reduce the debt burden and contribute to business development.

Our History and Development

We trace our beginnings to a small coal trading operation in Mezhdurechensk in the southwestern part of Siberia in the early 1990s. See “Item 5. Operating and Financial Review and Prospects — History of Incorporation.” Since that time, through strategic acquisitions in Russia and abroad, Mechel has developed into one of the world’s leading mining and metals companies, comprising producers of coal, iron ore, coke, steel, rolled products, ferrosilicon, heat energy and electricity, with operations and assets in Russia, the CIS and Europe. We intend to retain a controlling voting interest in each of our subsidiary holding companies as we continue to build upon our business model of vertical integration among our assets.

Mining Segment

Our mining segment produces coking coal and other types of metallurgical coal (anthracite and coal for pulverized, or finely crushed, coal injection (PCI)), steam coal, middlings, coking coal and steam coal concentrates, as well as coke and chemical products, iron ore, iron ore concentrate and limestone. Our mining segment also includes certain transportation and logistics facilities and engineering operations. Our coal operations consist of Southern Kuzbass Coal Company, Yakutugol and Elgaugol, which together produced 13.8 million tonnes of raw coking coal, 6.9 million tonnes of raw steam coal and 2.5 million tonnes of raw anthracite in 2015. Our coke operations consist of Moscow Coke and Gas Plant and Mechel Coke, which together produced 3.0 million tonnes of coke in 2015. Our iron ore operations consist of Korshunov Mining Plant which produced 7.8 million tonnes of iron ore and 2.7 million tonnes of iron ore concentrate in 2015. Our limestone operations consist of Pugachevsky Open Pit which produced 1.6 million tonnes of limestone in 2015.

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

Iron ore. At our Korshunov Mining Plant, ore is mined using the open pit mining method. Following a drilling and blasting stage, ore is hauled by dump trucks and rail hopper cars to the washing plant. At the washing plant, the ore is crushed and ground to a fine particle size, then separated into an iron ore concentrate slurry and a waste stream using wet magnetic separators. The iron ore is upgraded to a concentrate that contains about 62% elemental iron. Tailings are pumped to a tailings dam facility located adjacent to the washing plant. The concentrate is sent to disk vacuum filters which remove the water from the concentrate to reduce the moisture level, enabling shipment to customers by rail during warmer months; in colder periods the concentrate must be dried further to prevent freezing in railcars. Korshunov Mining Plant operates its own drying facility with a dry concentrate production capacity of up to 16,000 tonnes per day. In 2011-2012, Yakutugol obtained subsoil licenses for the Pionerskoye iron ore deposit, the Sutamskaya iron ore area and the Sivaglinskoye iron ore deposit in Yakutia. We plan to develop all new iron ore deposits with the open pit mining method, using excavators and dump trucks.

Limestone. Limestone is mined using the open pit mining method. Following a drilling and blasting stage, mined rock is quarried with shovels and transported to the crushing and screening plant for segregation by size fraction.

Coal production

Our coal production consists of the following mines in Russia:

Subsidiary (Location)	Surface	Underground
Yakutugol (Sakha Republic, Russia)	Neryungrinsky Open Pit	Dzhebariki-Khaya Underground
Kangalassky Open Pit
Elgaugol (Sakha Republic, Russia)	Elga Open Pit
Southern Kuzbass Coal Company (Kuzbass, Russia)	Sibirginsky Open Pit Tomusinsky Open Pit Olzherassky Open Pit Krasnogorsky Open Pit	V.I. Lenina Underground Sibirginskaya Underground Olzherasskaya- Novaya Underground

Our coal mines are primarily located in the Kuznetsky basin, a major Russian coal-producing region, and in the Sakha Republic in Eastern Siberia.

The table below summarizes our ROM coal production by type of coal and location of mines for the periods indicated.

	2015		2014
	Tonnes	% of Production	Tonnes	% of Production
	(In millions of tonnes)(1)
Coking Coal
Yakutugol	7.8		8.9
Elgaugol	2.6		0.7
Southern Kuzbass Coal Company	3.4		4.3
Bluestone(2)	—		0

Total Coking Coal	13.8	59.5%	13.9	61.5%
Steam Coal
Yakutugol	1.4		0.5
Elgaugol	1.3		0.5
Southern Kuzbass Coal Company	4.2		5.4
Bluestone(2)	—		0

Total Steam Coal	6.9	29.7%	6.4	28.3%
Anthracite
Yakutugol	—		—
Elgaugol	—		—
Southern Kuzbass Coal Company	2.5		2.3
Bluestone(2)	—		—

Total Anthracite	2.5	10.8%	2.3	10.2%

Total Coal	23.2	100%	22.6	100%

(1)	Volumes are reported on a wet basis.
(2)	In January-February 2014, we temporarily idled our Bluestone mines due to adverse market conditions. In February 2015, we disposed of Bluestone mining business.

The coking coal produced by our Russian mines is predominately low-sulfur (0.3%) bituminous coal. Heating values for coking coal range from 6,861 to 8,488 kcal/kg on a moisture- and ash-free basis. Heating values for steam coal range from 6,627 to 8,286 kcal/kg on a moisture- and ash-free basis.

The table below summarizes our saleable coal production by type of coal and location of mines for the periods indicated.

	2015		2014
	Tonnes	% of Production	Tonnes	% of Production
	(In millions of tonnes)
Coking Coal
Yakutugol	5.1	25%	5.7	26%
Elgaugol	1.6	8%	0.2	1%
Southern Kuzbass Coal Company	2.7	13%	4.0	19%
Bluestone(1)	—	—	0	0%

Total Coking Coal	9.4	46%	9.9	46%
PCI
Yakutugol	—	—	—	—
Elgaugol	—	—	—	—
Southern Kuzbass Coal Company	2.0	9%	2.6	12%
Bluestone(1)	—	—	—	—

Total PCI	2.0	9%	2.6	12%
Anthracite
Yakutugol	—	—	—	—
Elgaugol	—	—	—	—
Southern Kuzbass Coal Company	2.1	10%	1.5	7%
Bluestone(1)	—	—	—	—

Total Anthracite	2.1	10%	1.5	7%
Steam Coal
Yakutugol	3.5	17%	2.9	14%
Elgaugol	1.6	8%	0.5	2%
Southern Kuzbass Coal Company	2.0	10%	4.2	19%
Bluestone(1)	—	—	0	0%

Total Steam Coal	7.1	35%	7.6	35%

Total Coal	20.6	100%	21.6	100%

(1)	In January-February 2014, we temporarily idled our Bluestone mines due to adverse market conditions. In February 2015, we disposed of Bluestone mining business.

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

The table below sets forth certain information regarding the subsoil licenses for our Yakutugol coal mines.

Mine	License (plot)	Area (sq. km)	Mining Method	Life of Mine	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Neryungrinsky Open Pit	12336 (Moshchny seam)	15.3	Open pit	2029	Dec 2024	In production	1979	Ownership
Kangalassky Open Pit	15017 (Kangalassk)	7.7	Open pit	2100	Dec 2027	In production	1962	Ownership
Dzhebariki-Khaya Underground	15061 (Dzhebariki-Khaya)	14.8	Underground	2036	Dec 2023	In production	1972	Ownership

(1)	“In production” refers to sites that are currently producing coal.

The earliest production at our Yakutugol mines was in 1962, although we acquired these mines and license areas in October 2007. Neryungrinsky Open Pit produces low-volatile hard coking coal and steam coal which are sold both in the Asia-Pacific region and domestically. Neryungrinsky Open Pit has a railway spur connected to the Russian rail system, which is controlled by Russian Railways. Kangalassky Open Pit produces steam coal that is sold as fuel for boiler plants in Yakutia. It is accessible through an all-weather road from Kangalassy and through a highway from Yakutsk. Dzhebariki-Khaya Underground produces steam coal, most of which is sold to state housing and municipal services. Dzhebariki-Khaya Underground is accessible only by means of the Aldan River.

The table below summarizes ROM coal production of our Yakutugol mines by mine and type of coal for the periods indicated.

	2015		2014
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production
	(In millions of tonnes)(1)
Coking Coal
Neryungrinsky Open Pit	7.8		8.9

Total Coking Coal	7.8	84.9%	8.9	94.7%

Steam Coal
Neryungrinsky Open Pit	0.7		0.1
Dzhebariki-Khaya Underground	0.5		0.3
Kangalassky Open Pit	0.2		0.1

Total Steam Coal	1.4	15.1%	0.5	5.3%

Total Coal	9.2	100%	9.4	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth coal sales volumes of our Yakutugol mines by type of coal and destinations for the periods indicated.

Coal Type	Region	2015	2014
		(In thousands of tonnes)
Coking coal	Asia	3,609.7	5,268.1
	Russia	894.5	11.6
	CIS	9.8	60.1
	Europe	0.5	0.0

Total		4,514.5	5,339.8
Steam coal	Russia	776.8	630.4
	Asia	124.7	0.0

Total		901.5	630.4
Middlings	Russia	1,647.9	1,705.2
	Asia	476.1	662.7

Total		2,124.0	2,367.9

Total		7,540.0	8,338.1

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

The table below sets forth certain information regarding the subsoil license for our Elgaugol mine.

Mine	License (plot)	Area (sq. km)	Mining Method	Life of Mine	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Elga Open Pit	03730 (Elga)	144.1	Open pit	2100	May 2020	In production	2011	Lease

(1)	“In production” refers to sites that are currently producing coal.

Elga Open Pit produces two types of coal: high-quality hard coking coal (high-volatile) and steam coal. It also produces middlings (by-product of the coking coal washing process). Coking coal, steam coal and middlings are sold both domestically and in the Asia-Pacific market with transshipment in ports of the Russian Far East.

The table below summarizes ROM coal production of our Elgaugol mine by type of coal for the periods indicated.

	2015		2014
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production
	(In millions of tonnes)(1)
Coking Coal
Elga Open Pit	2.6		0.7

Total Coking Coal	2.6	66.7%	0.7	58.3%

Steam Coal
Elga Open Pit	1.3		0.5

Total Steam Coal	1.3	33.3%	0.5	41.7%

Total Coal	3.9	100%	1.2	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth coal sales volumes of our Elgaugol mine by type of coal and destinations for the periods indicated.

Coal Type	Region	2015	2014
		(In thousands of tonnes)
Coking coal	Asia	11.8	34.6

Total		11.8	34.6
Steam coal	Asia	1,201.5	319.9
	Russia	209.0	149.1

Total		1,410.5	469.0
Middlings	Asia	152.8	164.7

Total		152.8	164.7

Total		1,575.1	668.3

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

Currently, Elga has an electricity substation with diesel power generators with a total installed capacity of 9 megawatts (“MW”). Federal Grid Company, the state-owned operator of the unified national electric grid, is installing high-voltage transmission lines to deliver electricity from the Zeysky hydro power plant located

270 kilometers from the site, and we are constructing electricity-receiving infrastructure capable of receiving 134 MW. We expect to start receiving electricity from this power plant in the fourth quarter of 2017.

In accordance with the order of the Federal Agency for Subsoil Use (“Rosnedra”) No. 177 dated February 27, 2015 “On the conducting of a one-time updating of subsoil licenses,” we filed an application with the Department for Subsoil Use for the Sakha Republic (Yakutia) regarding conduct of an update procedure relating to the terms of the subsoil license for the Elga coal deposit. In December 2015, the Department for Subsoil Use for the Sakha Republic (Yakutia) made a decision to update the existing terms and issued an amendment to the subsoil license. The amendments provide that the level of coal extraction and deadlines of reaching the design capacity are determined by the deposit development technical plan.

In the event of significant deviations from the design solutions, we can prepare and duly approve the adjustment of the current technical plan in order to avoid violation of the terms of subsoil use. Thus, the amended license terms allow us to manage licensing risks by adjusting the project documentation which significantly reduces the risk of suspension of the subsoil license in the event of a deviation from the design solutions. See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — The development of the Elga coal deposit is subject to certain risks due to the substantial amount of capital costs involved in developing the required infrastructure.”

Southern Kuzbass mines

The Kuznetsky basin, or Kuzbass, is located in the southeastern part of Western Siberia and is one of the largest coal mining areas in the world, covering an area of around 70,000 square kilometers. Coal-bearing seams extend over an area of 26,700 square kilometers and reach a depth of up to 1,800 meters. Coal was discovered in 1721, and systematic mining started in 1851. During the Soviet era, Kuzbass was the second largest regional coal producer. According to the Central Dispatching Department, Kuzbass (Kemerovo region) now accounts for about 58% of Russia’s total coal production.

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

Our Southern Kuzbass mines and the related washing plants produce semi-soft and semi-hard coking coal, anthracite, PCI and steam coal. Our Kuzbass operations are connected by rail to the Trans-Siberian Mainline and substantially all products are shipped by rail. Products are generally shipped by rail to Russian customers, to Baltic ports for European customers, to Port Posiet and Port Vanino for export to Asia and to Port Temryuk for customers in the Black Sea and Mediterranean basins.

The table below sets forth certain information regarding the subsoil licenses for our coal mines in Kuzbass, all of which are held by our subsidiary Southern Kuzbass Coal Company, unless otherwise noted.

Mine	License (plot)	Area (sq. km)	Mining Method	Life of Mine	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Krasnogorsky Open Pit	14016 (Tomsk, Sibirginsk)	22.4	Open pit	2055	Jan 2021	In production	1954	Lease
	13367 (Sorokinsk, Tomsk, Sibirginsk)	2.8			Nov 2025	In production	2012	Lease
Olzherassky Open Pit	01374 (Raspadsk, Berezovsk, Sosnovsk)	9.3	Open pit	2050	Dec 2029	In production	1980	Lease
	12939 (Raspadsk)(2)	3.5			Dec 2024	Development	n/a	Lease
	12940 (Berezovsk-2, Berezovsk, Olzherassk)	4.8			Dec 2024	In production	2007	Lease
	01917 (Berezovsk Gluboky)	7.4			Aug 2035	Exploration and development	n/a	Lease
Tomusinsky Open Pit	13312 (Tomsk)(3)	6.7	Open pit	2028	Dec 2020	In production	1959	Lease
Sibirginsky Open Pit	13639 (Sibirginsk, Kureinsk, Uregolsk)	17.7	Open pit	2055	Dec 2032	In production	1970	Lease
	01557 (New-Uregolsk)	2.4			Apr 2031	In production	2011	Lease
Sibirginskaya Underground	12917 (Sibirginsk, Tomsk)	5.9	Underground	2058	Dec 2024	In production	2002	Lease
	15463 (Sibirginsk-2, Sibirginsk, Kureinsk)	0.9			Dec 2032	In production	2014	Lease
	01914 (Sibirginsk-3)	7.6			Aug 2035	Exploration and development	n/a	—
V.I. Lenina Underground	14060 (Olzherassk)	10.0	Underground	2050	Dec 2032	In production	1953	Lease
	01701 (Granichny, Olzherassk)	1.2			Feb 2033	Exploration and development	n/a	—
Olzherasskaya-Novaya Underground	14199 (Raspadsk)	1.2	Underground	2035	Dec 2021	In production	2008	Lease
	01471 (Olzherassk-2, Raspadsk)	0.03			Jan 2030	In production	2010	Lease
	13366 (Razvedochny, Raspadsk)	14.6			Nov 2025	In production	2010	Lease
Yerunakovskaya-1 Underground (project)	13237 (Yerunakovsk-1, Yerunakovsk)(4)	8.4	Underground	2033	Jun 2025	Development	n/a	Lease
Yerunakovskaya-3 Underground (prospect)	13238 (Yerunakovsk-3, Yerunakovsk)(4)	7.1	Underground	2115	Jun 2025	Development	n/a	—
Yerunakovskaya-2 Underground (prospect)	13271 (Yerunakovsk-2, Yerunakovsk)(4)(5)	7.3	Underground	2051	Jul 2025	Development	n/a	—
Olzherasskaya-Glubokaya Underground (prospect)	13365 (Olzherassk)	19.2	Underground	2211	Nov 2025	Development	n/a	—
Usinskaya Underground (prospect)	14093 (Olzherassk)	3.6	Underground	2071	Dec 2033	Conservation	n/a	—

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
(2)	We failed to commence commercial production in 2009 as required by the subsoil license due to unfavorable mine economics. We expect to commence production at the Raspadsk license area in the fourth quarter of 2018 provided coal prices recover sufficiently.
(3)	License held by Tomusinsky Open Pit, a subsidiary of Southern Kuzbass Coal Company.
(4)	We failed to commence commercial production in 2011 as required by the subsoil license due to unfavorable mine economics.
(5)	License held by Resurs-Ugol OOO, a subsidiary of Southern Kuzbass Coal Company.

The table below summarizes ROM coal production of our Southern Kuzbass mines by mine and type of coal for the periods indicated.

	2015		2014
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production
	(In millions of tonnes)(1)
Coking Coal
Sibirginsky Open Pit	0.5		1.2
Tomusinsky Open Pit	0.8		0.9
V.I. Lenina Underground	0.4		0.7
Sibirginskaya Underground	1.1		1.0
Olzherassky Open Pit	0.6		0.5

Total Coking Coal	3.4	33.7%	4.3	35.8%

Steam Coal
Krasnogorsky Open Pit	2.7		2.8
Sibirginsky Open Pit	0.5		0.8
Olzherassky Open Pit	0.0		0.1
Olzherasskaya-Novaya Underground	0.3		0.8
Tomusinsky Open Pit	0.7		0.9

Total Steam Coal	4.2	41.6%	5.4	45.0%

Anthracite
Krasnogorsky Open Pit	2.5		2.3
Sibirginsky Open Pit	—		—
Olzherassky Open Pit	—		—
Olzherasskaya-Novaya Underground	—		—
Tomusinsky Open Pit	—		—
Total Anthracite	2.5	24.7%	2.3	19.2%

Total Coal	10.1	100%	12.0	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth Southern Kuzbass mines’ coal sales volumes by type of coal and destinations for the periods indicated.

Coal Type	Region	2015	2014
		(In thousands of tonnes)
Coking coal	Russia	492.2	1,407.2
	Asia	227.4	955.7
	CIS	0.0	40.1

Total		719.6	2,403.0
Anthracite	Europe	1,241.2	1,200.5
	Asia	321.7	336.5
	Other	73.4	76.2
	CIS	68.2	183.3
	Russia	42.3	36.3
	Middle East(1)	14.9	24.5

Total		1,761.7	1,857.3
PCI	Asia	1,684.3	1,870.8
	Europe	473.5	837.8
	Middle East(1)	91.5	338.5
	Russia	4.7	0.0
	CIS	0.0	4.1

Total		2,254.0	3,051.2
Steam coal	Asia	122.2	26.2
	Middle East(1)	96.7	152.2
	Russia	30.4	38.6
	CIS	15.5	392.8
	Europe	11.6	13.9

Total		276.4	623.7
Middlings	Asia	0.0	94.0

Total		0.0	94.0

Total		5,011.7	8,029.2

(1)	Includes Turkey only.

Coal washing plants

We operate six coal washing plants and one processing unit in Russia: four coal washing plants and one processing unit located near our coal mines in Southern Kuzbass, one coal washing plant located near Neryungrinsky Open Pit and one coal washing plant at Elga Open Pit.

Our four coal washing plants and one processing unit located near our coal mines in Southern Kuzbass have an aggregate annual capacity of approximately 17.0 million tonnes of ROM coal. These are Krasnogorskaya Washing Plant, Sibir Washing Plant, Tomusinskaya Washing Plant, Kuzbasskaya Washing Plant and Sibirginskaya Processing Unit. These washing plants have aggregate storage capacity for saleable products of 175,200 tonnes, including 77,000 tonnes of additional capacity, of which 27.5% is covered storage.

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

All of the coal feedstock enriched by our washing plants in 2015 (20.2 million tonnes) was supplied by our own mining operations.

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

The table below summarizes our production of coke, chemical products and coke gas for the periods indicated.

	2015	2014
	(Coke and chemical products in thousands of tonnes) (Coke gas in millions of cubic meters)
Mechel Coke
Coke (6% moisture)	2,313	2,586
Chemical products	112	119
Coke gas	851	835
Moscow Coke and Gas Plant
Coke (6% moisture)	723	799
Chemical products	38	41
Coke gas	319	367
Total
Coke (6% moisture)	3,036	3,385

Chemical products	150	160

Coke gas	1,170	1,202

The table below summarizes our sales volumes of coke and chemical products for the periods indicated.

	2015	2014
	(In thousands of tonnes)
Coke	985	1,262
Chemical products	155	173

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Moscow Coke and Gas Plant’s principal production area.

Production Area	Capacity in 2015	Capacity Utilization Rate in 2015	Planned Increase (2016-2018)
	(In thousands of tonnes)
Coke (6% moisture)	976	74.1%	—

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Mechel Coke’s principal production area.

Production Area	Capacity in 2015	Capacity Utilization Rate in 2015	Planned Decrease (2016-2018)
	(In thousands of tonnes)
Coke (6% moisture)	3,044	76.0%	155

Our own production facilities purchase a substantial majority of our coke production. For the years ended December 31, 2015 and 2014, purchases of our coke by our own production facilities amounted to 1.9 million tonnes and 2.0 million tonnes, respectively, which represented 66% and 61% of our total coke sales volumes (including intra-group sales) for those periods.

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

Mine	License (plot)	Area (sq. km)	Mining Method	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Korshunovsky Open Pit	14051 (Korshunovsk)	4.2	Open pit	Apr 2019	In production	1965	Lease
Rudnogorsky Open Pit	14052 (Rudnogorsk)	5.1	Open pit	Jan 2028	In production	1984	Ownership

(1)	“In production” refers to sites that are currently producing iron ore.

The table below summarizes our ROM iron ore and iron ore concentrate production for the periods indicated.

	2015		2014
Mine	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)
	(In millions of tonnes)(1)
Korshunovsky Open Pit	3.3	24.2%	4.8	23.5%
Rudnogorsky Open Pit	4.5	30.6%	4.4	29.6%

Total ore production	7.8	27.9%	9.2	26.4%

Iron ore concentrate production	2.7	63.2%	3.2	63.2%

(1)	Volumes are reported on a wet basis.

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

The quarry produces both high-grade flux limestone for use in steel-making and ferronickel production and aggregate limestone for use in road construction. The flux limestone and aggregate limestone are the same grade of limestone, but they are produced in different fraction sizes, which determine their suitability for a particular use. In 2015, approximately 47.5% of the limestone produced at Pugachevsky Open Pit was used internally as auxiliary, with 45.4% shipped to Chelyabinsk Metallurgical Plant, 1.2% to Izhstal and 0.9% to other our group companies; approximately 16.8% was sold to third parties; and approximately 35.7% remained in the warehouse and partly was used for internal needs of the quarry. We are capable of internally sourcing 100% of the limestone requirements of our steel operations.

The table below summarizes our limestone production for the periods indicated.

	2015	2014
	(In thousands of tonnes)
Pugachevsky Open Pit	1,637	1,762

Sales of mining segment products

The following table sets forth sales of mining segment products (by volume) and as a percentage of total sales of these products (including intra-group sales) for the periods indicated.

Product	2015	2014	2015	2014
	(In thousands of tonnes)(1)		(% of total sales, including intra-group)
Coking coal concentrate	5,246.0	7,777.4	63.9%	77.1%
Steam coal and middlings	4,880.3	4,375.6	74.4%	74.6%
Anthracite and PCI	4,066.7	4,996.1	94.0%	96.6%
Iron ore concentrate	488.9	1,168.7	17.4%	37.5%
Coke	984.8	1,262.0	33.8%	39.0%
Chemical products	154.7	173.0	98.8%	99.7%

(1)	Includes resale of mining segment products purchased from third parties.

The following table sets forth revenues by product, as further divided between domestic sales and exports (including as a percentage of total mining segment revenues) for the periods indicated. We define exports as sales by our Russian and foreign subsidiaries to customers located outside their respective countries. We define domestic sales as sales by our Russian and foreign subsidiaries to customers located within their respective countries. See note 28 to the consolidated financial statements.

	2015		2014
Product	Amount	% of Revenues	Amount	% of Revenues
	(In millions of Russian rubles, except for percentages)
Coking coal concentrate	27,209.6	33.7%	30,645.3	38.5%
Domestic Sales	28.0%		17.5%
Export	72.0%		82.5%
Steam coal	7,236.0	9.0%	4,337.1	5.5%
Domestic Sales	30.0%		37.6%
Export	70.0%		62.4%
PCI and Anthracite	24,989.9	31.0%	22,411.6	28.2%
Domestic Sales	1.3%		0.8%
Export	98.7%		99.2%
Middlings	4,750.5	5.9%	4,990.6	6.3%
Domestic Sales	55.2%		46.9%
Export	44.8%		53.1%
Coke	9,428.9	11.7%	8,427.0	10.6%
Domestic Sales	53.9%		62.0%
Export	46.1%		38.0%
Chemical products	2,327.4	2.9%	2,421.9	3.0%
Domestic Sales	55.4%		84.5%
Export	44.6%		15.5%
Iron ore concentrate	1,844.0	2.3%	4,010.7	5.0%
Domestic Sales	7.6%		52.9%
Export	92.4%		47.1%
Other(1)	2,846.0	3.5%	2,264.4	2.9%

Total	80,632.3	100.0%	79,508.6	100.0%

Domestic Sales	25.9%		26.1%
Export	74.1%		73.9%

(1)	Includes revenues from transportation, distribution, construction and other miscellaneous services provided to local customers.

Marketing and distribution

In 2015, our Russian domestic sales were conducted directly by our own production facilities and our export sales were conducted by Mechel Carbon, based in Baar, Switzerland, and Mechel Carbon Singapore. We generally do not involve traders in the sales and distribution of our mining products and we have had long-standing relationships with end users of our mining products.

The following table sets forth by percentage of sales the regions in which our mining segment products were sold for the periods indicated.

Region(1)	2015	2014
Asia	47.5%	49.4%
Russia	25.9%	26.1%
Europe	19.6%	15.1%
CIS	2.7%	5.5%
Middle East(2)	3.2%	2.9%
United States	0.3%	0.1%
Other	0.8%	0.9%

Total	100.0%	100.0%

(1)	The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.
(2)	Includes Turkey, the United Arab Emirates and Saudi Arabia.

The following table sets forth information about the five largest customers of our mining segment, which together accounted for 30.2% of our total mining segment sales in 2015.

Customer	% of Total Mining Segment Sales	Product	% of Total Products Sales
ArcelorMittal	9.8%	PCI and Anthracite	31.5%
POSCO	6.2%	PCI and Anthracite	7.9%
		Coking coal concentrate	10.4%
		Middlings	3.8%
Baosteel Group Corporation	4.9%	Coking coal concentrate	14.6%
JFE Steel Corporation	4.8%	PCI and Anthracite	4.1%
		Coking coal concentrate	10.6%
MMK	4.5%	Coking coal concentrate	13.4%

Domestic sales

We ship our coking coal concentrate from our coal washing facilities, located near our coal mines, by railway directly to our customers, including steel producers. In 2015, our largest domestic customer for our coking coal concentrate was MMK, accounting for 13.4% of our total coking coal concentrate sales and 4.5% of our total mining segment sales.

We sell coking coal concentrate domestically on the basis of annual framework contracts with monthly or quarterly adjustments to price and quantity.

We ship our steam coal from our warehouses by railway directly to our customers, which are predominantly electric power stations. Our supply contracts for steam coal are generally concluded with customers on a long-term basis with quantities and prices either fixed for the whole term or adjusted monthly. Some of our steam coal is consumed within our group; for example, sales of steam coal and middlings from our Southern Kuzbass Coal Company to our Southern Kuzbass Power Plant were 1,345.7 million rubles in 2015. In total, 585.0 thousand tonnes of steam coal was sold within our group in 2015. SUE HCS Sakha Republic (Yakutia) is our largest domestic customer of steam coal, accounting for 14.6% of our total steam coal sales and 1.3% of our total mining segment sales in 2015.

Iron ore concentrate is shipped via railway directly from our Korshunov Mining Plant to customers. In 2015, iron ore concentrate was sold primarily within our group. We set our prices on a monthly basis which is in line with the current practice in the Russian market of iron ore feed.

The majority of coke is sold domestically to our subsidiaries Chelyabinsk Metallurgical Plant and Bratsk Ferroalloy Plant, which accounted for 65.9% of our total coke sales (including intra-group sales) by volume in 2015. Major third party customers include pig iron, steel and ferroalloy producers located in the Central Region and in the Urals of Russia. Sales in Russia are conducted pursuant to framework agreements with monthly adjustments of quantities and prices.

Our subsidiary Mecheltrans is a railway freight forwarding company, which owns its own rail rolling stock, consisting of 1,129 open cars and 57 pellet cars, and leases 3,927 open cars, 101 pellet cars and 144 dumpcars under operating leases and 7,025 open cars under finance leases. In 2015, Mecheltrans transported domestically approximately 28.3 million tonnes of our cargo, approximately 71.7% of which was comprised of coal and iron ore concentrate. Our subsidiary Mecheltrans Auto is a motor freight forwarding company, which owns 45 long-haul trucks. In 2015, Mecheltrans Auto transported domestically approximately 682.1 thousand tonnes of our cargo.

Export sales

We export coking coal concentrate, PCI and anthracite, iron ore concentrate, coke and steam coal.

In 2015, the largest foreign customer of our mining segment was ArcelorMittal, accounting for 9.8% of our total mining segment sales. ArcelorMittal purchases consisted of PCI and anthracite.

We were Russia’s second largest exporter of coking coal concentrate in 2015, according to RasMin. Our exports of coking coal concentrate are primarily to China, Japan and South Korea. In 2015, Baosteel Group Corporation, Shunshun Development (Hongkong) Co. Ltd., JFE Steel Corporation, POSCO and CNBM International Corporation were our largest foreign customers of coking coal concentrate, accounting for 53.6% of our total coking coal concentrate sales and 18.1% of our total mining segment sales. Shipments are made by rail to seaports and further by sea, except for shipments to Ukraine, Poland and northeast China that are made only by rail.

Our exports of PCI and anthracite are primarily to Europe, China, South Korea and Japan, which together accounted for 86.9% of our total PCI and anthracite sales and 26.9% of our total mining segment sales in 2015. In 2015, our largest foreign customers of PCI and anthracite were ArcelorMittal, POSCO, JFE Steel Corporation, Tata Steel and Aminco International Limited.

Our exports of steam coal are primarily to China, Turkey and South Korea, which together accounted for 68.5% of our total steam coal sales and 6.1% of our total mining segment sales in 2015. In 2015, our largest foreign customers of steam coal were Batek Resources Limited, Jidong Development Group, LS Networks Co., Ltd., Suifenhe Guolin Wood Industry Park and CFPC (Singapore) Pte. Ltd.

PCI, anthracite and steam coal are shipped to customers from our warehouses by railway and further by sea from Russian and Baltic ports.

In 2015, we used annual contracts for export sales of coal. Coal not shipped under annual contracts was sold on the spot market primarily to Chinese customers.

We sold iron ore concentrate to customers in China during 2015, which accounted for 92.4% of our total iron ore concentrate sales and 2.1% of our total mining segment sales in 2015. We ship iron ore concentrate to China by rail.

We export coke, including coke breeze, primarily to Europe and Ukraine, which together accounted for 32.7% of our total coke sales and 3.8% of our total mining segment sales in 2015.

From Port Posiet we ship primarily coking coal concentrate and PCI to Japan, South Korea and China. In 2015, our Port Posiet processed 5.1 million tonnes of coal; its warehousing capacity is limited to 200 thousand tonnes per month for one-time storage of no more than four grades of coal. In order to expand the cargo-handling capacity of the port we constructed a modern transshipment complex and put into operation a mechanized coal loosening complex. The first stage of the Port Posiet’s modernization enabled us to expand the cargo-handling capacity of the port up to 7.0 million tonnes per annum in 2016. Further modernization envisages the completion of construction of deepwater berth and approach channel. The port’s proximity to roads and rail links to key product destinations and transshipment points in China and Russia make it a cost-effective link in the logistical chain for bringing our coal products to the market.

In 2015, Mecheltrans transported for export approximately 14.5 million tonnes of our cargo, approximately 83.8% of which was comprised of coal and iron ore concentrate.

Market share and competition

Coal

According to the Central Dispatching Department, in 2015, the Russian coal mining industry was represented by 192 companies, which operated 71 underground mines and 121 open pit mines. As a result of the privatization of 1990s and subsequent mergers and acquisitions, the Russian coal mining industry has become more concentrated. Based on the Central Dispatching Department’s data and our estimates, the ten largest coal mining companies in Russia produced approximately 74% of the overall coal production volume in 2015.

According to data from the Central Dispatching Department, companies’ websites and our estimates, in 2015, we were the second largest coking coal producer in Russia, with an approximately 16.7% share of total production by volume, and we had a 6.2% market share with respect to overall Russian coal production by volume. The following table lists the main Russian coking coal producers in 2015, the industrial groups to which they belong, their coking coal production volumes and their share of total Russian production volume.

Group	Company	Coking Coal Production (Thousands of Tonnes)	% of Coking Coal Production by Volume
EVRAZ plc	Raspadskaya OAO	10,352	12.5%
	Yuzhkuzbassugol Coal Company OAO	10,231	12.4%
	EVRAZ Total	20,583	24.9%
Mechel PAO	Yakutugol JSHC	7,770	9.4%
	Southern Kuzbass Coal Company PAO	3,348	4.1%
	Elgaugol OOO	2,619	3.2%
	Mechel Total	13,737	16.7%
Severstal PAO	Vorkutaugol AO	13,160	16.0%
Sibuglemet Holding	Mezhdurechye OAO	4,056	4.9%
	Bolshevik Mine OAO	1,066	1.3%
	Antonovskaya Mine ZAO	750	0.9%
	Sibuglemet Total	5,872	7.1%
UMMC	Kuzbassrazrezugol Coal Company OAO	5,763	7.0%
SUEK AO	SUEK-Kuzbass OAO	5,357	6.5%
	Arctic development OOO	189	0.2%
	SUEK Total	5,546	6.7%
Stroyservis ZAO	Berezovskiy Open-Cut Mine OOO	2,342	2.8%
	Barzasskoye tovarischestvo OOO	862	1.1%
	Shestaki Open-Cut Mine OAO	743	0.9%
	Shahta No. 12 OOO	614	0.7%
	Stroyservis Total	4,561	5.5%
MMK OAO	Belon OAO	3,583	4.3%
Other		9,705	11.8%

Total		82,510	100.0%

Source:	Central Dispatching Department, companies’ websites and our estimates.

According to data from the Central Dispatching Department, companies’ websites and our estimates, in 2015, we were the seventh largest steam coal producer in Russia, with a 3.3% share of total production by volume. The following table lists the main Russian steam coal producers in 2015, the groups to which they belong, their steam coal production volumes and their share of total Russian steam coal production volume.

Group	Company	Steam Coal Production (Thousands of Tonnes)	% of Steam Coal Production by Volume
SUEK AO	SUEK-Kuzbass OAO	24,695	8.5%
	Borodinsky Open Pit AO	18,783	6.5%
	Tugnuisky Open Pit OAO	12,250	4.2%
	SUEK-Khakassia OOO	12,006	4.1%
	Berezovsky Open Pit AO	6,263	2.1%
	Urgalugol OAO	5,600	1.9%
	Primorskugol OAO	4,348	1.5%
	Nazarovsky Open Pit AO	3,428	1.2%
	Kharanorsky Open Pit OAO	2,889	1.0%
	Chitaugol OOO	944	0.3%
	Vostochnoe Mine Office ZAO	810	0.3%
	Arctic development OOO	195	0.1%
	SUEK Total	92,211	31.7%
UMMC	Kuzbassrazrezugol Coal Company OAO	38,630	13.3%
	Baikaimskaya Shaft Mine OOO	84	0.0%
	UMMC Total	38,714	13.3%
SDS Holding Company	Chernigovets AO	6,353	2.2%
	Mayskoe Mine Office OOO	5,385	1.8%
	Listvyazhnaya Shaft Mine OOO	4,769	1.6%
	Salek ZAO	4,230	1.4%
	Kiselevsky Open Pit Mine OOO	2,555	0.9%
	Yuzhnaya Shaft Mine OAO	2,283	0.8%
	Sibenergougol OOO	2,016	0.7%
	Prokopyevsky Open Pit Mine ZAO	1,342	0.5%
	SDS Total	28,933	9.9%
En+ Group	Vostsibugol OOO (Irkutsk region)	10,894	3.8%
	Vostsibugol OOO (Irbeysky Open Pit Mine)	1,843	0.6%
	Tuvinskaya Mining Company OOO	683	0.2%
	En+ Total	13,420	4.6%
Russian Coal OAO	Krasnoyarskkraiugol OAO	5,340	1.9%
	Stepnoy Open Pit Mine AO	4,038	1.4%
	Amurugol AO	3,293	1.1%
	Sayano-Partizanskiy Open Pit OOO	604	0.2%
	Russian Coal Total	13,275	4.6%
Kuzbasskaya Toplivnaya Company PAO	Kuzbasskaya Toplivnaya Company	11,002	3.8%
Mechel PAO	Southern Kuzbass Coal Company PAO	6,734	2.3%
	Yakutugol JSHC	1,377	0.5%
	Elgaugol OOO	1,332	0.5%
	Mechel Total	9,443	3.3%
Zarechnaya Coal Company	Zarechnaya Mine OAO	5,043	1.7%
	Alexievskaya Mine OAO	2,501	0.9%
	Karagaylinskoye Mine Office OOO	1,007	0.3%
	Zarechnaya Total	8,551	2.9%
Sibuglemet Holding	Mezhdurechye OAO	2,705	0.9%
	Yuzhnaya Coal Company OAO	2,332	0.8%
	Sibuglemet Total	5,037	1.7%
Other		70,267	24.2%

Total		290,853	100.0%

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

Iron ore

The Russian iron ore market is generally characterized by high demand and limited sources of supply, with product quality as the main factor driving prices. According to Metal Expert, the market is dominated by relatively few producers, with the top three mining groups being Metalloinvest, Severstal and NLMK, representing 70% of total production of iron ore concentrate. We were seventh in production volume in 2015 with 2.7 million tonnes of iron ore concentrate, representing 2.8% of total production of iron ore concentrate in Russia.

Mineral reserves (coal, iron ore and limestone)

Coal and iron ore

Our coal and iron ore reserves are based on exploration drilling and geological data, and are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Each year we update our reserve calculations based on actual production and other factors, including economic viability and any new exploration data. Our coal and iron ore reserves are presented in accordance with the criteria for internationally recognized reserve and resource categories of the “Australasian Code for Reporting Mineral Resources and Ore Reserves” (as amended) published by the Joint Ore Reserves Committee (“JORC”) of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and the Minerals Council of Australia (the “JORC Code”), and meet the standards set by the SEC in its Industry Guide 7. Information on our mineral reserves has been prepared by our internal mining engineers as of December 31, 2015. To prepare this information our internal mining engineers used resource and reserve estimates, actual and forecast production, operating costs, capital costs, geological plan maps, geological cross sections, mine advance maps in plan and cross section and price projections.

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

The calculation of our reserves in Russia is based on the expected operational life of each deposit based on life-of-mine plans, which in many cases exceed the relevant license period for the deposit. Russian subsoil licenses are issued for defined boundaries and specific periods, generally about 20 years. Our declared reserves are contained within the current license boundary. Our Russian subsoil licenses expire on dates falling in 2019 through 2037. However, in many cases, the life of the deposit is well beyond the license term. Based on Russian law and practice, as evidenced by our experience and publicly available information, including a number of court cases, it is reasonably likely that an incumbent subsoil user will be granted license extension through the end of the expected operational life of the deposit, provided that the licensee is not in violation of the material terms of the license. The cost for the license extension is not substantial. See “— Regulatory Matters — Subsoil Licensing in Russia — Extension of licenses.” We have received extension of certain of our subsoil licenses which expired and we intend to extend the licenses for all deposits expected to remain productive subsequent to their license expiry dates. However, license extension is not guaranteed and is to a certain extent subject to the discretion of regulatory authorities. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our business could be adversely affected if we fail to obtain or extend necessary subsoil licenses and permits or fail to comply with the terms of our subsoil licenses and permits,” “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation — Legal risks and uncertainties — Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we may be unable to realize our reserves, which could materially adversely affect our business, financial condition, results of operations and prospects” and “— Regulatory Matters — Subsoil Licensing in Russia.”

As of December 31, 2015, we had coal reserves totaling 3,051.4 million tonnes, of which approximately 75% was coking coal. The table below summarizes our coal reserves as of December 31, 2015.

Company	Proved Reserves(1)	Probable Reserves(1)	Total	% in Open Pit
	(In thousands of tonnes)
Yakutugol	205,519	1,298	206,817	95.4%
Elgaugol	1,739,777	503,461	2,243,238	100.0%
Southern Kuzbass Coal Company	575,457	25,849	601,306	74.1%

Total	2,520,753	530,608	3,051,361	94.6%

(1)	Reserves include adjustments for loss and dilution modifying factors.

The table below summarizes our reserves by coal type as of December 31, 2015.

Company	Category	Coking Coal	Steam Coal	Anthracite	Lignite	Total(1)
	(In thousands of tonnes)
	Proved	110,323	11,915	0	83,281	205,519
	Probable	458	840	0	0	1,298

Yakutugol	Total	110,781	12,755	0	83,281	206,817
	Proved	1,478,127	261,650	0	0	1,739,777
	Probable	462,257	41,204	0	0	503,461

Elgaugol	Total	1,940,384	302,854	0	0	2,243,238
	Proved	212,058	246,452	116,947	0	575,457
	Probable	18,529	7,217	103	0	25,849

Southern Kuzbass Coal Company	Total	230,587	253,669	117,050	0	601,306
	Proved	1,800,508	520,017	116,947	83,281	2,520,753
	Probable	481,244	49,261	103	0	530,608

Total		2,281,752	569,278	117,050	83,281	3,051,361

(1)	Reserves include adjustments for loss and dilution modifying factors.

The table below sets forth reserves attributable to our Yakutugol mines as of December 31, 2015.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)	Heat Value(3)	% Sulfur
	(In thousands of tonnes)			(In kcal/kg)
Neryungrinsky Open Pit(4)	112,702	1,298	114,000	8,794	0.11 - 0.30
Kangalassky Open Pit(5)	83,281	0	83,281	6,834	0.40
Dzhebariki-Khaya Underground(5)	9,536	0	9,536	7,490	0.29

Total	205,519	1,298	206,817

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used the following average prices: $68 per tonne (FCA basis) for coking coal concentrate and $37 per tonne (FCA basis) for raw steam coal.
(3)	Heat value is reported on a moisture- and ash-free basis.
(4)	Mined coal is processed at the Neryungrinskaya Washing Plant. The average coal recovery factor is estimated to be 63%.
(5)	Coal is sold as ROM without processing.

The table below sets forth reserves attributable to our Elgaugol mine as of December 31, 2015.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)	Heat Value(3)	% Sulfur
	(In thousands of tonnes)			(In kcal/kg)
Elga Open Pit(4)	1,739,777	503,461	2,243,238	7,000-8,600	0.25

Total	1,739,777	503,461	2,243,238

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used the following average prices: $86 per tonne (FCA basis) for coking coal concentrate and $60 per tonne (FCA basis) for raw steam coal.
(3)	Heat value is reported on a moisture- and ash-free basis.
(4)	Mined coal is processed at the Elginskaya Washing Plant. The average coal recovery factor is estimated to be 40%.

The table below sets forth reserves attributable to our Southern Kuzbass mines as of December 31, 2015.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)(3)(4)	Heat Value(5)	% Sulfur
	(In thousands of tonnes)			(In kcal/kg)
Krasnogorsky Open Pit	202,561	194	202,755	8,075	0.37
Olzherassky Open Pit	55,135	5,963	61,098	8,170	0.30
Tomusinsky Open Pit	8,911	4,400	13,311	8,350	0.30
Sibirginsky Open Pit	168,333	45	168,378	8,483	0.33
Sibirginskaya Underground	39,162	4,024	43,186	8,440	0.29
V.I. Lenina Underground	28,840	11,223	40,063	8,431	0.33
Olzherasskaya-Novaya Underground	35,532	0	35,532	7,900	0.30
Yerunakovskaya-1 Underground (project)	36,983	0	36,983	8,150	0.50
Yerunakovskaya-3 Underground (prospect)(6)	—	—	—	—	—
Yerunakovskaya-2 Underground (prospect)(6)	—	—	—	—	—
Olzherasskaya-Glubokaya Underground (prospect)(6)	—	—	—	—	—
Usinskaya Underground (prospect)(6)	—	—	—	—	—

Total	575,457	25,849	601,306

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.

(2)	In estimating the reserves, we used the following average prices (FCA basis): $61 per tonne for coking coal concentrate, $93 per tonne for anthracite, $48 per tonne for PCI and $79 per tonne for sized anthracite.
(3)	Reserves are presented on an assumed 100% basis.
(4)	Mined coal is processed at Krasnogorskaya Washing Plant, Sibir Washing Plant, Tomusinskaya Washing Plant, Kuzbasskaya Washing Plant and Sibirginskaya Processing Unit. The average coal recovery factor is estimated to be 64.6% (within the range of 54-77%).
(5)	Heat value is reported on a moisture- and ash-free basis.
(6)	Not considered in the review because these prospects presently do not have mine plans.

As of December 31, 2015, we had iron ore reserves (proved and probable) totaling 162.8 million tonnes at an average iron grade of 27.6%. The table below summarizes iron ore reserves by mine as of December 31, 2015.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)(3)	Grade (Fe%)(4)
	(In thousands of tonnes)
Korshunovsky Open Pit	55,311	37,622	92,933	24.5
Rudnogorsky Open Pit	41,613	28,233	69,846	31.8

Total	96,924	65,855	162,779	27.6

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used the average price of $44 per tonne (FCA basis) for iron ore concentrate.
(3)	Reserves are presented on an assumed 100% basis.
(4)	The average iron ore recovery factor is estimated to be within the range of 74-86%.

Limestone

Our limestone mineral reserves are based on exploration drilling and geological data, and are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Each year we update our limestone mineral reserve calculations based on actual production and other factors, including economic viability and any new exploration data. Our reserves, consisting of proven and probable reserves, meet the requirements set by the SEC in its Industry Guide 7. Information on our limestone mineral reserves has been prepared by our internal mining engineers as of December 31, 2015. To prepare this information our internal mining engineers used resource and reserve estimates, actual and forecast production, operating costs, capital costs, geological plan maps, geological cross sections, mine advance maps in plan and cross section and price projections.

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

As of December 31, 2015, we had limestone reserves (proven) totaling 11.4 million tonnes at 55.2% calcium oxide. This estimation is made using the tonnages that are expected to be mined, taking into account losses, an average price of $4.10 per tonne of commodity limestone and currency conversions are carried out at average official exchange rates of the CBR.

Steel Segment

Our steel segment comprises the production and sale of semi-finished steel products, long products of a wide range of steel grades, carbon and stainless flat steel products and high value-added metal products, including wire products, stampings and forgings, structural shapes, beams and rails. Within these product groups, we are further able to tailor various steel grades to meet specific end-user requirements. Our steel segment is supported by our mining segment, which includes coke, iron ore concentrate and limestone.

Our steel segment has production facilities in Russia, Lithuania and Ukraine. Our total steel output was 4.3 million tonnes in 2015 and 4.3 million tonnes in 2014.

In 2014, we transferred our ferrosilicon producing subsidiary Bratsk Ferroalloy Plant to the steel segment. Bratsk Ferroalloy Plant’s ferrosilicon production amounted to 92.3 thousand tonnes in 2015 and 90.3 thousand tonnes in 2014.

Description of key products

Pig iron. Pig iron is an iron alloy with usual carbon content of above 2% which is produced from smelting iron ore feed (sinter, pellets and other ore materials) in the blast furnace. Liquid pig iron is used as an intermediate product in the manufacturing of steel. Pig iron in molten state and cold pig iron can be used as charging material for steel manufacturing in basic oxygen furnaces, electric arc furnaces and in the manufacturing of cast iron in cupolas. Cold pig iron is brittle. We sell small volumes of pig iron from our Chelyabinsk Metallurgical Plant to third parties.

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

Wire products. Wire products are the result of processing of wire rod which are ready for use in manufacturing and consumer applications. Our wire products are manufactured at Beloretsk Metallurgical Plant, Vyartsilya Metal Products Plant and Izhstal in Russia and Mechel Nemunas in Lithuania. Our wide-ranging wire products line includes spring wire; rope wire; bearing wire; microwire; precision alloy wire; high and low carbon concrete reinforcing wire; galvanized wire; copper-coated and bright welding wire; strand of various application; various types of nails; steel wire ropes specially engineered for the shipping, aerospace, oil and gas and construction industries; steel wire ropes for passenger and freight elevators; general-purpose wire; steel straps and clips; chain link fences; welded (reinforcing) meshes; and others.

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

The following table sets out our production volumes by primary steel product categories and main products within these categories.

	2015	2014
	(In thousands of tonnes)
Pig Iron	4,065	3,946
Semi-Finished Steel Products, including:	1,098	970
Carbon and Low-Alloyed Semi-Finished Products	1,081	966
Long Steel Products, including:	2,463	2,721
Stainless Long Products	12	14
Alloyed Long Products	121	278
Rebar	1,543	1,575
Wire Rod	230	402
Low-Alloyed Engineering Steel	557	452
Flat Steel Products, including:	481	435
Stainless Flat Products	10	18
Carbon and Low-Alloyed Flat Products	471	417
Forgings, including:	49	61
Stainless Forgings	3	5
Alloyed Forgings	34	39
Carbon and Low-Alloyed Forgings	11	17
Stampings	69	84
Wire Products, including:	628	695
Wire	580	603
Ropes	37	45
Steel manufacturing process and types of steel

The most common steel manufacturing processes are production in a basic oxygen furnace (“BOF”) and production in an electric arc furnace (“EAF”).

In BOF steel manufacturing, steel is produced with less than 2% carbon content. The principal raw materials used to produce steel are liquid pig iron and scrap metal. The molten steel, depending on the products in which it will be used, undergoes additional refining and is mixed with manganese, nickel, chrome, titanium and other components to give it special properties. Approximately 72% of the world’s steel output is made in BOFs, according to CRU.

In EAF steel manufacturing, steel is generally produced from remelted scrap metal. Heat to melt the scrap metal is supplied from high-voltage electricity that arcs within the furnace between graphite electrodes and the scrap metal. This process is suitable for producing almost all steel grades, including stainless steel; however, it is limited in its use for production of high-purity carbon steel. Approximately 28% of the world’s steel output is made in EAFs, according to CRU.

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

Chelyabinsk Metallurgical Plant

Chelyabinsk Metallurgical Plant is an integrated steel mill which produces flat and long carbon and stainless steel products, rail and beam sections and semi-finished products. Semi-finished products are used for further processing in Russia or our internal needs. Chelyabinsk Metallurgical Plant also produces pig iron which is used in the manufacturing of steel. The plant sources all of its metallurgical coke needs from Mechel Coke and most of its iron ore concentrate needs from Korshunov Mining Plant. Its customer base is largely comprised of companies from the construction and engineering industries, as well as ferrous metallurgy. We acquired Chelyabinsk Metallurgical Plant in 2001.

Chelyabinsk Metallurgical Plant’s principal production lines include a BOF workshop equipped with three converters; two EAF workshops equipped with EAFs of 100 and 125 tonnes, respectively; five concasting machines; a blooming mill for 200-320 millimeter billets; five long products rolling mills for 6.5-190 millimeter round bars and 75-156 millimeter square bars, wire rod, rebar steel, bands and long products; a universal rail and structural rolling mill for structural shapes of different types and sizes and rail products; a hot-rolled flat products workshop with a thick sheet continuous rolling mill for hot-rolled sheets of up to 1,800 millimeters wide and up to 20 millimeters thick; a semi-continuous rolling mill for up to 1,500 millimeters wide and up to 6 millimeters thick hot-rolled coils; a cold-rolled product workshop for 0.3-4 millimeter cold-rolled stainless sheet. In addition, we have at our Chelyabinsk Metallurgical Plant four sintering machines and three blast furnaces. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Chelyabinsk Metallurgical Plant’s principal production areas.

Production Area	Capacity in 2015	Capacity Utilization Rate in 2015	Planned Increase (2016-2018)
	(In thousands of tonnes, except for percentages)
Sintering	5,252	96.1%	—
Pig iron	4,300	94.5%	—
Steel-making	5,177	79.1%	—
Rolling	4,750	79.7%	—

Chelyabinsk Metallurgical Plant produced approximately 4.1 million tonnes of raw steel and 3.8 million tonnes of rolled products in 2015.

In 2008, we initiated construction of a universal rail and structural rolling mill at the Chelyabinsk Metallurgical Plant. The project is aimed at producing new types of large section structural shapes (including beams, angles, rails, channels and special sections) with total output 1.1 million tonnes per annum. Italian Danieli & C. Officine Meccaniche S.p.A. (“Danieli”) is the equipment supplier and Chinese Minmetals Engineering Co. Ltd. (“Minmetals”) is the general contractor. Investments will amount to 23.1 billion rubles. In July 2013, the universal rail and structural rolling mill was launched. At present, phased guarantee tests of the equipment with the development of production and certification of rails are being carried out. Three certificates of conformity of the Customs Union were obtained on certain types of rails.

The main target customers for the universal rolling mill products are Russian Railways, construction industry and different manufacturing companies. On November 13, 2008, Chelyabinsk Metallurgical Plant and Russian Railways signed an agreement for the supply of rails for the period until 2030. The annual supply volume is fixed at up to 400 thousand tonnes of rails. The increase in sales volume of the universal rolling mill products will occur along with the development and certification of new types of products.

In December 2010, Mechel Materials started assembling the main manufacturing equipment of the grinding-mixing complex for Portland blast-furnace slag cement production with 1.6 million tonnes capacity per annum in the territory of Chelyabinsk Metallurgical Plant. The main raw material is blast furnace slag produced by Chelyabinsk Metallurgical Plant. This complex is the first Russian facility to produce high-quality Portland blast-furnace slag cement of certain grades (CEMIII/A, CEMIII/B, CEMIII/C). Portland blast-furnace slag cement is widely used in the construction industry for the production of reinforced concrete structures. The general contractor is Austrian FMW GmbH. The amount to be invested is 5,092 million rubles. In 2013, construction and assembly and commissioning works on the basic process equipment were completed and production in the mode of experimental-industrial testing commenced. In 2014-2015, we mastered production of three grades of cement (CEMIII/A-32,5N, CEMIII/A-42,5N, CEMII/A-42,5N) and ground granulated blast-furnace slag which is a new material for concrete and cement production. In 2015, most of the main technological equipment was commissioned. Production of experimental products in the mode of experimental-industrial testing amounted to 105.9 thousand tonnes in 2015.

Izhstal

Izhstal is a special steel producer located in the western Urals city of Izhevsk, in the Republic of Udmurtia, a Russian administrative region also known as Udmurtia. Its customer base is largely comprised of companies from the aircraft, defense, engineering, metal-processing and automotive industries. We acquired Izhstal in 2004.

Izhstal’s principal production facilities include two EAFs of 25 and 40 tonnes; two ladle furnaces and a ladle vacuum oxygen decarburizer; a concasting machine; a blooming mill for 100-220 millimeter billets; two medium-sized long products rolling mills for 30-120 millimeter round bars, 30-90 millimeter square bars, bands and hexagonal bars; and one continuous small sort wire mill for 5.5-29 millimeter round, 12-28 millimeter square and 12-27 millimeter hexagonal light sections, reinforced steel and bands. In June 2011, wire products production, which includes various drawing machines, a pickling line, bell furnaces and patenting lines, was spun-off into a branch of Beloretsk Metallurgical Plant. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Izhstal’s principal production areas.

Production Area	Capacity in 2015	Capacity Utilization Rate in 2015	Planned Increase (2016-2018)
	(In thousands of tonnes, except for percentages)
Steel-making	351	55.3%	—
Rolling	420	59.8%	—
Wire products	6	7.6%	—

Izhstal produced approximately 194.0 thousand tonnes of raw steel, 251.0 thousand tonnes of rolled products and approximately 0.5 thousand tonnes of wire products in 2015.

Beloretsk Metallurgical Plant

Beloretsk Metallurgical Plant is a wire products plant in Beloretsk, in the southern part of Ural Mountains, which produces wire rod and a broad range of wire products from semi-finished products supplied by Chelyabinsk Metallurgical Plant and third party suppliers. Its customers are largely from the construction and related industries. We acquired Beloretsk Metallurgical Plant in 2002.

Beloretsk Metallurgical Plant’s principal production lines include a rolling workshop equipped with a wire mill for production of 5.5-13.5 millimeter wire rod; a number of wire products workshops equipped with drawing, rewinding, wire stranding, cabling and closing machines and heat treatment furnaces, wire annealing and galvanizing, patenting and galvanizing lines; low relaxation prestressed concrete wire and strand lines and a cold rolling line. In June 2011, wire products production facilities were transferred to Beloretsk Metallurgical Plant from Izhstal. In September 2014, in order to optimize costs these production facilities were moved to Beloretsk Metallurgical Plant. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Beloretsk Metallurgical Plant’s principal production areas.

Production Area	Capacity in 2015	Capacity Utilization Rate in 2015	Planned Increase (2016-2018)
	(In thousands of tonnes, except for percentages)
Rolling	630	93.6%	—
Wire products	599	80.4%	—

Beloretsk Metallurgical Plant produced a total of 481.7 thousand tonnes of wire products in 2015. Rolled products production in 2015 amounted to a total of 589.3 thousand tonnes, of which 473.6 thousand tonnes were further processed into wire products and 115.7 thousand tonnes constituted the output volume of wire rod for third party customers.

Vyartsilya Metal Products Plant

Vyartsilya Metal Products Plant is a wire products plant in the Republic of Karelia, an administrative region in the northwest of Russia near the Finnish border that produces low carbon welding, general-purpose and structural wire, nails and steel bright and polymeric-coated chain link fences. The plant uses wire rod supplied by Chelyabinsk Metallurgical Plant and Beloretsk Metallurgical Plant. The plant’s customers are largely from the construction industry and ferrous metallurgy. We acquired Vyartsilya Metal Products Plant in 2002.

Vyartsilya Metal Products Plant’s principal production facilities include drawing machines, annealing furnaces, chain linking machines, nail-making presses and cutting machines. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Vyartsilya Metal Products Plant’s principal production area.

Production Area	Capacity in 2015	Capacity Utilization Rate in 2015	Planned Increase (2016-2018)
	(In thousands of tonnes, except for percentages)
Wire products	123	60.6%	—

Vyartsilya Metal Products Plant produced 74.6 thousand tonnes of wire products in 2015.

Urals Stampings Plant

Urals Stampings Plant produces stampings and forgings from special steels and heat-resistant and titanium alloys for the aerospace, oil and gas, heavy engineering, power and other industries. Urals Stampings Plant sources its special steel needs from Chelyabinsk Metallurgical Plant. We acquired Urals Stampings Plant in 2003.

Principal production facilities of Urals Stampings Plant and its branch in Chelyabinsk include 1.5-25 tonne swages and hydraulic presses. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Urals Stampings Plant’s principal production area.

Production Area	Capacity in 2015	Capacity Utilization Rate in 2015	Planned Increase (2016-2018)
	(In thousands of tonnes, except for percentages)
Stampings and forgings	100	69.2%	—

Urals Stampings Plant produced 69.2 thousand tonnes of special steel stampings and forgings in 2015.

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

Production Area	Capacity in 2015	Capacity Utilization Rate in 2015	Planned Increase (2016-2018)
	(In thousands of tonnes, except for percentages)
Wire products	90	79.8%	—

Mechel Nemunas produced 71.7 thousand tonnes of wire products in 2015.

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

The main production facilities of the plant include three ore-thermal furnaces with a capacity of 25 megavolt-amperes (“MVA”) and one ore-thermal furnace with a capacity of 33 MVA. In October 2010, we signed contracts with Siberian Plant of Electrothermal Equipment (Sibelectrotherm JSC, Novosibirsk) for the supply of four ore-thermal furnaces with a capacity of 33 MVA each to replace the existing furnaces. We commenced commercial operations of the first new furnace in the second quarter of 2013. Currently, the second furnace assemblage is suspended. The launch of this furnace is expected in 2017. Following the commissioning of the second new furnace, Bratsk Ferroalloy Plant’s production capacity is expected to increase by 15%.

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Bratsk Ferroalloy Plant’s principal production area.

Production Area	Capacity in 2015	Capacity Utilization Rate in 2015	Planned Increase (2016-2018)
	(In thousands of tonnes, except for percentages)
Ferrosilicon	92.9	99.3%	—

Bratsk Ferroalloy Plant produced 92.3 thousand tonnes of ferrosilicon in 2015.

Sales of steel segment products

The following table sets forth our revenues by primary steel segment product categories and our main products within these categories (including as a percentage of total steel segment revenues) for the periods indicated.

	2015		2014
Product	Amount	% of Revenues	Amount	% of Revenues
	(In millions of Russian rubles, except for percentages)
Pig Iron	1,287.4	0.9%	3,251.5	2.3%
Semi-Finished Steel Products, including:	5,027.2	3.4%	2,834.5	2.0%
Carbon and Low-Alloyed Semi-Finished Products	4,139.8	2.8%	2,281.7	1.6%
Long Steel Products, including:	73,853.0	50.6%	71,063.7	51.3%
Stainless Long Products	1,711.9	1.2%	1,053.0	0.8%
Other Long Products	28,151.8	19.3%	26,316.3	19.0%
Rebar	39,980.2	27.4%	39,537.9	28.5%
Wire Rod	4,009.1	2.7%	4,156.5	3.0%
Flat Steel Products, including:	17,490.1	12.0%	14,646.0	10.6%
Stainless Flat Products	2,564.6	1.8%	3,502.0	2.6%
Carbon and Low-Alloyed Flat Products	14,925.5	10.2%	11,144.0	8.0%
Forgings, including:	5,248.6	3.6%	4,421.8	3.2%
Stainless Forgings	1,368.4	0.9%	1,145.2	0.8%
Other Forgings	3,880.2	2.7%	3,276.6	2.4%
Stampings	6,917.6	4.7%	7,421.2	5.3%
Wire Products, including:	23,442.6	16.0%	22,396.5	16.2%
Wire	15,560.9	10.7%	14,968.3	10.8%
Ropes	2,254.9	1.5%	2,069.0	1.5%
Other Wire Products	5,626.8	3.8%	5,359.2	3.9%
Steel Pipes	3,308.3	2.3%	3,390.7	2.4%
Ferrosilicon	3,527.7	2.4%	2,712.6	2.0%
Other	5,929.4	4.1%	6,521.3	4.7%

Total	146,031.9	100.0%	138,659.8	100.0%

The following table sets forth by percentage of sales the regions in which our steel segment products were sold for the periods indicated.

Region(1)	2015	2014(2)
Russia	68.1%	68.2%
Europe	15.9%	16.0%
CIS	12.4%	12.6%
Asia	1.3%	1.4%
Middle East(3)	1.1%	0.9%
Other	1.0%	0.5%
United States	0.2%	0.4%

Total	100.0%	100.0%

(1)	The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.
(2)	The data was presented in accordance with IFRS.

(3)	Our steel segment sales to Middle East primarily go to Turkey, which accounted for 83.3% of the total steel segment sales to Middle East in 2015. We did not have any direct sales to Iran, Syria and Sudan in 2015, and we have no plans to make such direct sales in the future.

In 2015, the five largest customers of our steel products were EVRAZ (flat steel products, long steel products, ropes), Pervouralsk New Pipe Plant (long steel products, cold pig iron, semi-finished products, flat steel products, forgings), Dream Holding International LTD (long steel products), Metallservice OAO (long steel products, flat steel products, wire products, pipes) and Steel Industrial Company AO (long steel products, wire products, flat steel products, pipes), which together accounted for 6.2% of our total steel segment sales.

In 2015, the five largest customers of ferrosilicon were MMK, Mitsui & Co., Severstal, Globalalloy Technologies Co., Ltd and Scanalloys Limited, which together accounted for 1.7% of our total steel segment sales.

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

Based on such documentation, we are aware that certain of our products are sold into and can be re-sold to countries that are subject to international trade restrictions or economic embargoes that prohibit and/or materially restrict certain persons (for instance, U.S. incorporated entities and U.S. citizens or residents) from engaging in commercial, financial or trade transactions with such countries, including Iran, Syria, Sudan and Belarus (the “Sanctioned Countries”). We estimate that approximately 0.5% of our total sales in 2015 were sold in Belarus, of which 0.2% were indirect sales by independent distributors and traders to other distributors or end users and 0.3% were direct sales to end users.

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

The following table sets forth information on our domestic and export sales of our primary steel segment product categories for the periods indicated. We define exports as sales by our Russian and foreign subsidiaries to customers located outside their respective countries. We define domestic sales as sales by our Russian and foreign subsidiaries to customers located within their respective countries. See note 28 to the consolidated financial statements.

Product	2015	2014
	(In millions of Russian rubles, except for percentages)
Pig Iron	1,287.4	3,251.5
Domestic Sales	35.6%	51.2%
Export	64.4%	48.8%
Semi-Finished Steel Products	5,027.2	2,834.5
Domestic Sales	63.0%	53.4%
Export	37.0%	46.6%
Long Steel Products	73,853.0	71,063.7
Domestic Sales	83.1%	82.4%
Export	16.9%	17.6%
Flat Steel Products	17,490.1	14,646.0
Domestic Sales	88.9%	86.8%
Export	11.1%	13.2%
Forgings	5,248.6	4,421.8
Domestic Sales	63.3%	75.1%
Export	36.7%	24.9%
Stampings	6,917.6	7,421.2
Domestic Sales	92.2%	93.5%
Export	7.8%	6.5%
Wire Products	23,442.6	22,396.5
Domestic Sales	84.4%	84.8%
Export	15.6%	15.2%
Steel Pipes	3,308.3	3,390.7
Domestic Sales	90.5%	91.5%
Export	9.5%	8.5%
Ferrosilicon	3,527.7	2,712.6
Domestic Sales	57.1%	56.3%
Export	42.9%	43.7%
Other	5,929.4	6,521.3
Domestic Sales	86.4%	87.0%
Export	13.6%	13.0%

Total	146,031.9	138,659.8

Domestic Sales	82.3%	82.2%
Export	17.7%	17.8%

The end users of our steel products vary. Our rebar is principally used in the construction industry. The main end users of our wire rod are construction companies and hardware production works. Our other long steel products are used in various moving parts manufactured by the automotive industry, as well as the engineering, pipe and construction industries. Our flat steel products are used in the construction (covers, floor plates) and pipe industries. Our forgings and stampings are primarily used in the engineering and pipe industries. The main end users of our wire products are the construction, mining, engineering and other industries.

The following table sets forth by percentage a breakdown of our shipment volumes of all steel products produced in Russia by industry sector within the Russian market in 2015.

Use by Industry	Construction	Metals Trading	Ferrous Metallurgy	Engineering and Metalworking	Vehicles Manufacturing	Railways Construction and Repair	Other Industries(1)
Semi-Finished Steel Products	0.0%	0.6%	99.1%	0.3%	0.0%	0.0%	0.0%
Forgings	0.0%	58.3%	26.5%	13.9%	1.3%	0.0%	0.0%
Wire Products	24.5%	40.6%	9.1%	5.9%	2.2%	2.3%	15.4%
Flat Steel Products	14.0%	37.7%	17.0%	5.6%	3.0%	0.0%	22.7%
Long Steel Products	35.7%	29.1%	10.2%	7.5%	2.7%	0.0%	14.8%
Steel Pipes	70.0%	17.5%	3.2%	0.8%	0.1%	0.0%	8.4%
Stampings	0.0%	5.6%	0.1%	16.0%	78.1%	0.0%	0.2%

(1)	Including mining and power industries and consumer goods sector.

Marketing and distribution

We use flexible sales strategies that are tailored to our customers and the markets we serve. Our overall sales strategy is to develop long-term close partnership with the end users of our products. As part of our end-user strategy, we research sales to distributors to identify the end user and directly market our steel capabilities and products to these customers. With respect to our largest end users, we have established working committees, composed of our manufacturing engineers and customer personnel. These committees meet quarterly to monitor the performance of our products and ensure that our customers’ specifications and quality requirements are consistently met. These committees also provide customers with the opportunity to discuss their future needs with us. Our sales force also regularly follows up with these and many of our other customers. We attend industry conferences and advertise in industry periodicals to market our products and capabilities. Through these efforts, we have established a strong brand identity for Mechel in Russia, the CIS, Central Europe, South-East Asia and the Middle East.

Mechel Service Global, through its subsidiaries, provides end users in Russia, the CIS and Europe with our steel products. Mechel Service Global’s subsidiaries help us to develop and service our long-standing customer relationships by providing highly specialized technical sales and service to our customers.

In 2015, most of our production facilities handled their domestic sales independently, and our export sales were marketed through Mechel Trading and Mechel Service Global, as well as conducted directly by our production facilities.

Domestic sales

Our Russian steel production facilities Chelyabinsk Metallurgical Plant, Izhstal and Urals Stampings Plant are located in large industrial areas and have long-standing relationships with local wholesale customers. Mechel Service, a Russian subsidiary of Mechel Service Global, has 54 storage sites in 38 cities throughout Russia to serve our end users, which helps us to establish long-standing customer relationships by virtue of proximity to both production and customers. Mechel Service had 1,370 employees as of December 31, 2015.

Ferrosilicon sales are conducted directly by our Bratsk Ferroalloy Plant. We supply ferrosilicon on the Russian market under annual contracts with monthly adjustment of prices and volumes, as well as on the spot market (under monthly tenders).

Export sales

Most of the exports in our steel segment are made to end users in non-sanctioned countries, with the rest sold to independent distributors and traders, which then resell our products to end users. Our export sales are carried out by Mechel Trading, directly by our own production facilities and through Mechel Service Global’s distribution network.

Our production facilities supply high-quality rolled steel products to the subsidiaries of Mechel Service Global in Western Europe either directly, or through the logistics center in the Port of Antwerp. Our logistics center in the Port of Antwerp also allows us to sell high-quality rolled steel products to manufacturing and service companies on a walk-in basis.

In 2015, ferrosilicon sales outside of Russia were principally to Japan. Deliveries to Japanese customers were carried out on CIF delivery terms (including transportation by railway, handling in ports of Nakhodka, Vladivostok and Vostochny and use major container lines to major Japanese ports and insurance). We sell ferrosilicon based both on long-term contracts and on a spot basis.

Distribution

Rail transportation is used for most shipments from our production facilities and warehouses to our end customers, wholesale warehouses or seaports.

Market share and competition

In our core export markets, we primarily compete with other Russian producers, as well as producers from China, Ukraine, Belarus, Turkey and Kazakhstan. The leading global steel manufacturers have been increasingly focused on value-added and higher-priced products. The principal competitive factors include price, distribution, product quality, product range and customer service.

In the Russian market, we compete on the basis of price and quality of steel products, their added value, product range and service, technological innovation and proximity to customers. The Russian steel industry is characterized by a relatively high concentration of production, with the six largest integrated steel producers, including ourselves, accounting for 83.7% of overall domestic crude steel output in 2015, according to Metal Expert.

The following is a brief description of Russia’s five largest steel producers excluding ourselves:

•	Novolipetsk Steel PAO (“NLMK”) is Russia’s largest steel manufacturer by volume, accounting for 21.0% of the volume of Russian commodity steel production in 2015. NLMK produces flat products (hot-rolled and cold-rolled), galvanized products and slabs, as well as long products. The company’s production facilities are located in Lipetsk (NLMK), in the Sverdlovsk region (long products producer NSMMZ and wire products producer NLMK-Metalware) and in the Kaluga region (long products producer NLMK-Kaluga). NLMK exported 60.3% of its steel products in 2015. Domestically, NLMK’s largest customers are in the construction and oil and gas industries, followed by companies in the automotive sector. NLMK also controls iron ore producer Stoilensky GOK and coke producer Altai-Koks.

•	Magnitogorsk Iron & Steel Works OAO (“MMK”) is Russia’s second largest steel manufacturer by volume, accounting for 17.1% of the volume of Russian commodity steel products output (including long products, flat products and semi-finished products) in 2015. MMK’s product mix is comprised mostly of flat products, which accounted for 84.6% of its commercial steel products output (including semis) in 2015. Domestically, MMK controls a significant portion of the supplies to the oil and gas and automotive sectors. MMK exported 33.2% of its output in 2015. Its production facilities are located in Magnitogorsk in the southern Urals. MMK also controls coking coal producer Belon OAO.

•	Severstal PAO (“Severstal”) is Russia’s third largest steel manufacturer by volume on a consolidated basis, accounting for 16.0% of the volume of Russian commodity steel products output in 2015. The company specializes in flat products which constitute a significant part of its production. Severstal is the second-leading producer of flat products, accounting for 28.9% of Russia’s total flat products output in 2015. Domestic sales of flat products accounted for 62.3% of Severstal’s output in 2015, with the oil and gas industry and automotive sector as its leading customers. Severstal controls coal producer Vorkutaugol and iron ore producers Karelsky Okatysh and Olenegorsky GOK, which satisfy a portion of Severstal’s coking coal and iron ore requirements. Severstal also controls Long Product Mill Balakovo.

•	EVRAZ plc (“EVRAZ”), which includes Russian steel producers EVRAZ NTMK and EVRAZ ZSMK, had a 15.6% share by volume of Russian commodity steel products output in 2015. EVRAZ focuses on the production of long products, including rebar, wire rod and profiled rolled products (such as rails, beams, channels and angles). EVRAZ exported 57.2% of its output in 2015. EVRAZ also controls iron ore producers EVRAZ KGOK, Evrazruda and EVRAZ Sukha Balka, as well as coking coal producers Yuzhkuzbassugol Coal Company, Raspadskaya OAO and Mezhegeyugol.

•	Metalloinvest Holding Company AO (“Metalloinvest”), whose Russian assets consist of Oskolsky Electric Metallurgical Works AO (“OEMK”) and Ural Steel OAO, had a 5.7% share by volume of Russian commodity steel products output in 2015. OEMK produces long products only, and Ural Steel produces both long and flat products. Metalloinvest exported 66.4% of its commodity steel production in 2015. The company’s production facilities are located in the Central and Urals federal districts of Russia. Metalloinvest also controls Russia’s largest iron ore and pellets production facilities Lebedinsky GOK AO and Mikhailovsky GOK OAO.

Source: Company websites; Metal Expert.

These six companies, including ourselves, can be divided into two groups by product type. MMK, Severstal and NLMK focus mainly on flat products, while we, EVRAZ and Metalloinvest produce primarily long products. Mechel is the fourth largest and most comprehensive producer of special steel and alloys in Russia, accounting for 13.0% of total Russian special steel output by volume in 2015, according to Chermet and Metal Expert. We are also the second largest producer of long steel products (excluding square billets) in Russia by volume, with significant market shares in both regular long steel products and special steel long products, according to Metal Expert.

In the Russian non-special steel long products category, our primary products and our market position by production volume in 2015 were as follows, according to Metal Expert:

•	Reinforcement bars (“rebar”) — In rebar, we compete in the 6-40 millimeters range. In 2015, the largest domestic rebar producers were NLMK (20.6%), EVRAZ (19.5%), Mechel (18.6%), Severstal (13.0%) and MMK (5.6%).

•	Wire rod — There were five major producers of wire rod in Russia in 2015: Mechel (31.4%), MMK (18.5%), EVRAZ (15.6%), NLMK (15.2%) and Severstal (14.5%).

OEMK, an EAF steel mill specializing in carbon and special steel long products and our nearest special steel competitor, is located in the southwest of Russia and serves customers in the pipe, engineering and ball-bearing industries.

According to Metal Expert and Chermet, we were one of the leading producers in Russia of special steel long products (bearing, tool, high-speed and stainless long steel) in 2015, producing 9.1% of the total Russian output by volume, and we held significant shares of Russian production volumes in 2015 of stainless long products (17.3%), tool steel (29.0%) and high-speed steel (58.0%).

The following tables set forth additional information regarding our 2015 market shares in Russia for various categories of steel products.

All long products (excluding square billets)

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
EVRAZ	5,088	29.0%
Mechel	2,960	16.9%
NLMK	2,147	12.2%
Severstal	1,717	9.8%
MMK	1,686	9.6%
Metalloinvest	609	3.5%
Other	3,328	19.0%

Total	17,535	100.0%

Source: Metal Expert.

Long products — Wire rod(1)

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel	816	31.4%
MMK	480	18.5%
EVRAZ	404	15.6%
NLMK	396	15.2%
Severstal	377	14.5%
Other	125	4.8%

Total	2,598	100.0%

Source: Metal Expert.

(1)	Including wire rod further processed into wire and other products within the same holding company.

Long products — Rebar

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
NLMK	1,730	20.6%
EVRAZ	1,637	19.5%
Mechel	1,560	18.6%
Severstal	1,091	13.0%
MMK	471	5.6%
Other	1,912	22.7%

Total	8,401	100.0%

Source: Metal Expert.

Flat stainless steel

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
VMZ Red October	15.7	55.8%
Mechel	9.8	34.8%
Other	2.7	9.4%

Total	28.2	100.0%

Source: Metal Expert.

Wire products

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel	441.7	25.5%
MMK-Metiz	414.0	23.9%
Severstal-Metiz	397.1	22.9%
NLMK-Metalware	271.8	15.7%
EVRAZ	206.9	12.0%

Total	1,731.5	100.0%

Source:	Metal Expert.

Wire products — Spring wire

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel	32.1	58.5%
Severstal-Metiz	19.4	35.3%
MMK-Metiz	3.4	6.2%

Total	54.9	100.0%

Source: Metal Expert.

Wire products — High-tensile wire

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Severstal-Metiz	39.3	55.7%
Mechel	27.9	39.6%
MMK-Metiz	3.3	4.7%

Total	70.5	100.0%

Source: Metal Expert.

According to Metal Expert, Mechel is the fourth largest Russian producer of ferrosilicon by volume. In 2015, we had a 13.6% market share by volume of Russian ferrosilicon production.

Following is a brief description of Russia’s other largest ferrosilicon producers, according to Metal Expert and the companies’ data:

•	Kuznetsk Ferroalloys OAO (“Kuznetsk Ferroalloys”) is the largest Russian ferrosilicon producer, with a 40.4% market share by production volume in 2015. It also controls Yurginsk Ferroalloys Plant, which is the third largest Russian ferrosilicon producer, with a 14.9% market share by production volume in 2015. Kuznetsk Ferroalloys produces microsilica and quartzite. It is primarily export-oriented, having exported 96.7% of its ferrosilicon production volume in 2015.

•	Chelyabinsk Electro-Metallurgical Plant OAO (“ChEMK”) is the second largest Russian ferrosilicon producer, with a 24.6% market share by production volume in 2015. In addition it produces ferrochrome, silicomanganese and silicocalcium. ChEMK exports most of its production. In 2015, it exported 76.2% by volume of its ferrosilicon production.

The following table sets forth additional information regarding our 2015 ferrosilicon market share in Russia.

Manufacturer	Region	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Kuznetsk Ferroalloys	Kemerovo	257.0	40.4%
ChEMK	Chelyabinsk	156.4	24.6%
Yurginsk Ferroalloys Plant	Kemerovo	95.0	14.9%
Bratsk Ferroalloy Plant	Irkutsk	86.1	13.6%
NLMK	Lipetsk	23.5	3.7%
Serov Ferroalloys Plant	Sverdlovsk	17.7	2.8%

Total		635.7	100.0%

Source: Metal Expert.

Raw materials

The principal raw materials we use in pig iron production are iron ore products (sinter of our own production and purchased oxidized pellets), coke and limestone. Pig iron is made in blast furnaces. For sinter production we use iron ore concentrate. Iron ore concentrate is converted into sinter at Chelyabinsk Metallurgical Plant. In 2015, our steel-making operations used 6.4 million tonnes of iron ore feed, approximately 16% in the form of pellets and 84% in the form of sinter, and we internally sourced approximately 36% of our total iron ore concentrate requirements during this period. Korshunov Mining Plant supplied our steel segment with 2.3 million tonnes of iron ore concentrate in 2015. In 2015, we purchased most of the remaining part of our iron ore feed from Russian suppliers such as Kachkanarsky GOK, Kovdorsky GOK, Vysokogorsky GOK, Mikhailovsky GOK and Bakalskoye Rudoupravlenie under monthly, quarterly and annual contracts on market terms.

We process coking coal concentrate into coke at Mechel Coke and Moscow Coke and Gas Plant. In 2015, our production facilities used 3.8 million tonnes of coking coal concentrate (including 2.9 million tonnes used by Mechel Coke and 0.9 million tonnes used by Moscow Coke and Gas Plant), and 75% of total usage was sourced internally. Coke is used both in pig iron production at Chelyabinsk Metallurgical Plant and in ferrosilicon production at Bratsk Ferroalloy Plant. In 2015, we produced and internally used approximately 2.1 million tonnes of coke as well as produced for sale to third parties another approximately 1.0 million tonnes of coke.

We are capable of internally sourcing all of the limestone requirements from our Pugachevsky Open Pit. In 2015, we supplied approximately 769.1 thousand tonnes of limestone to our steel production facilities.

We produce 89.3% of steel in basic oxygen furnaces. In steel-making, scrap is used in the composition of feedstock, and we are approximately 54.3% self-sufficient in this raw material, which amounts to 410.7 thousand tonnes of scrap, sourcing the balance from various scrap traders. We generate our scrap supply through, among others, Mechel Vtormet, our scrap metal processing company.

In 2015, we used nickel sourced from Ufaleynickel and Normetimpex JSC in the production of stainless and other special steels. In 2015, our production facilities used 1.9 thousand tonnes of nickel.

In 2015, our production facilities used 28.9 thousand tonnes of ferrosilicon (including 27.0 thousand tonnes at Chelyabinsk Metallurgical Plant, 0.2 thousand tonnes at the Chelyabinsk branch of Urals Stampings Plant and 1.7 thousand tonnes at Izhstal), almost all of which was supplied by Bratsk Ferroalloy Plant.

Steel-making requires significant amounts of electricity to power EAFs, ladle furnaces and rolling mills and to produce sinter. In 2015, our steel segment operations consumed approximately 3.2 billion kWh of electricity, of which approximately 1.9 billion kWh was used at Chelyabinsk Metallurgical Plant. Chelyabinsk Metallurgical Plant, Moscow Coke and Gas Plant and Urals Stampings Plant have power co-generation facilities, which are operated by Mechel Energo. In 2015, these facilities produced 1.3 billion kWh of electricity, yielding approximately 29% self-sufficiency overall for our group, which consumed 4.7 billion kWh of electricity in 2015. The balance was purchased in the wholesale and retail electricity markets. Aside from Southern Kuzbass Power Plant, which ran on steam coal in 2015, our power-generating facilities work on blast furnace and coke gas, which are by-products of our steel-making operations, and natural gas, which we purchase from Novatek and Gazprom. In 2015, we consumed 1.7 billion cubic meters of blast furnace gas, 565.5 million cubic meters of coke gas and 992.5 million cubic meters of natural gas. In 2015, Southern Kuzbass Power Plant consumed 1.8 million tonnes of steam coal sourced mostly from our own coal mining assets.

Large amounts of water are also required in the production of steel. Water serves as a re-solvent, accelerator and washing agent. Water is used to cool equipment components, to carry away waste, to help produce and distribute heat and power and to dilute liquids. One of the principal sources of water is rivers, and many of our production facilities recirculate a portion of water used for their production needs. For example, Chelyabinsk Metallurgical Plant sources 88.6% of its water needs from recirculated water and the rest from a local river. Izhstal sources 85.0% of its water needs from recirculated water, 7.2% from recycled water and the rest from a storage reservoir. Beloretsk Metallurgical Plant sources 73.5% of its water needs from recirculated and recycled water and the rest from a storage reservoir and a local river.

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

Trade restrictions

Trade restrictions in the form of tariffs and duties are widespread in the steel industry. However, we are less exposed than most other Russian steel producers to these trade restrictions as restrictions on Russian exports have mainly been directed against flat products, whereas most of our exports consist of long products and semi-finished products. In addition, the abolition by the Russian government of steel export duties in 2002 has also effectively improved exports of Russian steel. In the future the Russian government may restore export duties on steel products and may also impose export duties on some raw materials, such as coal and iron ore concentrate.

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

The following table sets out total volumes of electricity production by our power segment.

	2015	2014
	(In million kWh)
Electricity	4,137.4	3,682.1

Southern Kuzbass Power Plant

Southern Kuzbass Power Plant is located in Kaltan in the Kemerovo region, which is in the southern part of Russia’s coal-rich Kuzbass district. It has a total installed capacity of 554 MW and installed heat capacity of 506 Gcal/h. In 2015, the plant generated 2,435.5 million kWh of electricity and 661.6 thousand Gcal of heat energy. We acquired Southern Kuzbass Power Plant in 2007.

Southern Kuzbass Power Plant uses steam coal as fuel, which is supplied to it from local sources, including our Southern Kuzbass Coal Company. In 2015, it consumed 1.6 million tonnes of steam coal sourced from Southern Kuzbass Coal Company.

The generation facilities of Southern Kuzbass Power Plant are listed below:

Generation Unit No.	Year of Manufacture	Month and Year of Commissioning at Southern Kuzbass Power Plant	Installed Capacity (MW)	Electricity Production in 2015 (million kWh)
VK-50-2 LMZ	1950	April 1951	53	123.7
VK-50-2 LMZ	1950	November 1951	53	325.6
VK-50-2 LMZ	1950	August 1952	53	97.8
VK-50-2 LMZ	1952	February 1953	53	333.4
T-115-8,8 LMZ	1996	December 2003	113	336.2
T-88/106-90 LMZ	1953	July 1954	88	529.2
VK-50-2 LMZ	1954	December 1954	53	101.8
T-88/106-90 LMZ	1953	September 1956	88	587.7

Total			554	2,435.5

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

Kuzbass Power Sales Company

Kuzbass Power Sales Company is the largest power distribution company in the Kemerovo region. Its marketed power volume in 2015 amounted to approximately 11.0 billion kWh. We acquired Kuzbass Power Sales Company in 2007. The addition of Kuzbass Power Sales Company, along with Southern Kuzbass Power Plant, allows us to improve the utilization of our existing power co-generation capabilities and provides a base for growth in the power industry.

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

Mechel Energo’s sales amounted to approximately 4.0 billion kWh of electricity purchased in the wholesale and retail electricity markets and 3.8 million Gcal of heat energy in 2015.

Capital Investment Program

We continually review our capital investment program in light of our cash flow, liquidity position, results of operations and market conditions. In light of the above factors, we may adjust our capital investment program. Our planned capital expenditures for 2016 are increased by approximately 117% as compared to 2015. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We will require a significant amount of cash to fund our capital investment program.”

Our capital investment program includes capital spending of up to 27.4 billion rubles for 2016-2018. Our capital investment program is primarily targeted at expanding the mining segment and increasing the efficiency of the steel segment and includes, among others, investments of approximately 16.1 billion rubles in mining and approximately 8.3 billion rubles in steel. However, our ability to fully realize our capital investment program is constrained by our ability to generate cash flow, obtain additional financing and refinance or restructure existing indebtedness. We may be limited in our ability to obtain financing on a project finance basis which may impose further restrictions on the operations of the project or require the economic returns of the project to be shared with investors or lenders.

In the mining segment, we expect to direct approximately 6.3 billion rubles to the development of the Elga coal deposit in 2016-2018. We will invest approximately 1.9 billion rubles in 2016-2018 for increasing coal production at Sibirginskaya Underground which is part of Southern Kuzbass Coal Company.

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

The table below sets forth the major items of our capital expenditures by segment and facility for 2016-2018 (including cumulatively the expenditures made since the launch of the relevant project):

	Planned Increase in Capacity and/or Other Improvement	Approximate Total Planned Expenditures(1)	Year of Project Launch	Estimated Year of Completion
	(In millions of Russian rubles)
Mining Segment
Maintenance expenditures	Maintaining current coal and iron ore mining and coal and iron ore concentrate production	5,967	2016	2018
Elgaugol
Construction of a rail line to the Elga coal deposit and the development of the Elga coal deposit	Providing access to and the development of the coal deposit with increase of production capacity to 11.7 million tonnes per annum	6,255	2009	2018
Southern Kuzbass Coal Company
Increase of coal production at Sibirginskaya Underground	Increase production output to 2.4 million tonnes per annum	1,869	2009	2018

Steel Segment
Maintenance expenditures	Maintaining current output capacity	1,756	2016	2018
Chelyabinsk Metallurgical Plant
Construction of rolling facilities in blooming building	Introducing new types of rolled products for construction industry with a design capacity of 1.1 million tonnes per annum	1,870	2009	2018
Reconstruction of oxygen-converter production	Increase of cast weight to 152 tonnes	2,030	2009	2018

Power segment
Maintenance expenditures	Maintaining current output capacity	896	2016	2018

Transport division
Maintenance expenditures	Maintaining current output capacity	1,208	2016	2018

Port Posiet
Technical modernization of Port Posiet	Increase of cargo-handling capacity to 9.0 million tonnes per annum	717	2009	2018

(1)	We estimate that approximately 1,132 million rubles of planned expenditures were spent on the aforementioned projects in 2015. In 2015, we spent 3,865 million rubles in total on capital expenditures.

Research and Development

We maintain research programs at the corporate level and at certain of our business units to carry out research and applied technology development activities. At the corporate level, we have a Department of Technology Development at Mechel-Steel Management (two employees) and a Production and Technical Department at Mechel Mining Management (11 employees). In December 2008, we established Mechel Engineering with a headcount of 321 employees to carry out design and engineering works to increase the efficiency of our mining business. Mechel Engineering has a head office in Novosibirsk and two offices in Russia’s regions. Geological services provided by Mechel Engineering include: (1) geological survey work related to prospecting and developing minerals and coal deposits; (2) hydrogeological survey work; (3) monitoring of geological environment; (4) preparation of geological materials for feasibility studies and preparation of geological reports with reserves estimation; (5) test drilling (methane drainage borehole); and (6) computer simulation of coal and ore deposits.

In the course of our research and development we also contract with third party consultants and Russian research institutions.

In addition to these activities performed at our corporate level, each of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and Urals Stampings Plant have specialized research divisions with a total of 163 employees involved in the improvement of existing technologies and products.

Our research and development expenses in the years ended December 31, 2015 and 2014 were not significant.

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

Some of our international production facilities are not covered by comprehensive insurance typical for such operations in Western countries. However, they all have the compulsory insurance coverage required under the law of their respective jurisdictions: motor vehicle liability insurance, pollution liability insurance, employer liability, etc. Furthermore, some of our international facilities carry insurance coverage for their property (real property and machinery, inventory, motor vehicle), liability (third-party liability, professional and product liability), cargo (including freight insurance), accounts receivable, financial losses related to the abuse of the employees, as well as medical insurance, litigation insurance and accident insurance for their workers.

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

Regulatory Matters

Licensing of Operations in Russia

We are required to obtain numerous licenses, authorizations and permits from Russian governmental authorities for our operations. Some of our companies need to obtain licenses, authorizations and permits to carry out their activities, including, among other things, for:

•	the use of subsoil, which is described in more detail in “— Subsoil Licensing in Russia” below;

•	the use of water resources;

•	the emission and discharge of pollutants into the environment;

•	the handling of waste of a I-IV hazard class;

•	the handling of industrial explosives;

•	operation of explosive and fire and chemically hazardous production facilities of a I-III hazard class;

•	fire control and security;

•	medical operations;

•	mine surveying;

•	loading and unloading operations relating to dangerous goods;

•	transportation activities;

•	storage, processing and sale of ferrous and non-ferrous scrap;

•	works with information classified as state secret;

•	manufacturing of equipment for nuclear facility; and

•	operation of radiation source.

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

There are two major types of payments with respect to the extraction of minerals: (1) periodic payments for the use of subsoil under the Subsoil Law; and (2) the mineral extraction tax under the Russian Tax Code. Failure to make these payments could result in the suspension or termination of the subsoil license. The Subsoil Law-mandated payments are not material to our mining segment’s results of operations. For coal, the basic rate of the mineral extraction tax ranges from 11 to 57 rubles per tonne depending on the type of coal. At the same time, the actual rate of tax in respect of extracted coal is subject to indexation on a quarterly basis taking into account deflator coefficients adopted by the Ministry of Economic Development of the Russian Federation. For iron ore and for nickel, the mineral extraction tax is 4.8% and 8%, respectively. In 2015, mineral extraction taxes amounted to 1,026 million rubles, which are included in the statement of income and comprehensive income as extraction related overheads.

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

A majority of land plots in the Russian Federation is owned by federal, regional or municipal authorities who, through bidding (carried out in the form of an auction) or without bidding, can sell, lease or grant other use rights to the land to third parties.

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

Our mining subsidiaries generally have entered into long-term lease agreements for their surface land within the specified license mining area. Under Russian law, a lessee generally has a right to enter into a new land lease agreement with a lessor upon the expiration of a land lease. In order to renew a land lease agreement, the lessee must apply to the lessor (usually state or municipal authorities) for a renewal prior to the expiration of the agreement. Any land lease agreement for a term of one year or more must be registered with the relevant state authorities.

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

Since 2008, the Ministry of Natural Resources and Ecology has been working on significant amendments to the Environmental Protection Law and other regulations. These amendments were codified in the Federal Law No. 219-FZ, dated July 21, 2014, the Federal Law No. 458-FZ, dated December 29, 2014 and the Federal Law No. 404-FZ, dated December 29, 2015, which have already come into force or are gradually coming into force. The purpose of the amendments is to strengthen liability for companies’ non-compliance with environmental laws and regulations, as well as to improve the distribution of functions among state environmental agencies at both the federal and regional levels.

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

The Russian government has established standards relating to the permissible impact on the environment and, in particular, standards of permissible emissions and discharges and waste disposal limits. In case of non-compliance with the statutory standards a company may obtain temporary approved limits on emissions and discharges on the basis of permits valid only during the period of implementation of environmental measures. The establishment of limits is allowed only upon the availability of a plan for emissions and discharges reduction agreed with Rosprirodnadzor. The emissions and discharges reduction plan is required to be implemented within a specific period with an annual submission of a report on its implementation to Rosprirodnadzor. Rosprirodnadzor may revoke the limits, if the company fails to implement measures to reduce emissions and discharges in a timely manner. If, by the end of that period, the company’s emissions and discharges are still in excess of the statutory standards, a new plan must be submitted to Rosprirodnadzor for review and approval in order to receive new limits.

Fees for the emission/discharge per tonne of each contaminant into air and water and fees for waste disposal are established by governmental authorities. These fees are determined on a sliding scale for both the statutory standards and individually approved limits on emissions and discharges, as well as for pollution in excess of these limits: the lowest fees are imposed for pollution within the statutory standards, intermediate fees are imposed for pollution within the individually approved temporary limits (within limit fees; exceed the fees within the statutory standards by 5 times) and the highest fees are imposed for pollution exceeding such limits (above-limit fees; exceed the fees within the individually approved temporary limits by 5 times). Thus, above-limit fees exceed the fees within the statutory standards by 25 times. In accordance with recent amendments to the Environmental Protection Law, starting from 2020, environmental impact charges exceeding regulatory thresholds in certain cases will be increased by up to 100 times current fees as statutorily prescribed. Payment of above-limit fees does not relieve the company from the responsibility as provided by Russian law, as well as the development and implementation of environmental measures aimed at reducing the negative impact on the environment. In 2015, we incurred above-limit fees and penalties in Russia in the amount of approximately 94.9 million rubles.

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

Reclamation

We conduct our reclamation activities for land damaged by production in accordance with the Basic Regulation on Land Reclamation, Removal, Preservation, and Rational Use of the Fertile Soil Layer, approved by Order No. 525/67 of December 22, 1995, of the Ministry of Natural Resources. In general, our reclamation activities involve both a technical stage and a biological stage. In the technical stage, we backfill the pits, grade and terrace mound slopes, level the surface of the mounds, and add clay rock on top for greater adaptability of young plants. In the biological stage, we plant conifers (pine, larch, cedar) on horizontal and gently sloping surfaces and shrubs and bushes to reinforce inclines. Russian environmental regulations do not require mines to achieve the approximate original contour of the property as is required, for example, in the United States. In 2015, we incurred reclamation costs in Russia of approximately 403 million rubles.

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

Russian Antimonopoly Regulation

The Federal Law “On Protection of Competition,” dated July 26, 2006, as amended (the “Competition Law”), provides for a mandatory pre-approval by the FAS of the following actions:

•	other than in respect to financial organizations, such as banks, an acquisition by a person (or its group) of more than 25% of the voting shares of a Russian joint-stock company (or one-third of the interests in a Russian limited liability company), except upon incorporation, and the subsequent increase of these stakes to more than 50% of the total number of the voting shares and more than 75% of the voting shares (one-half and two-thirds of the interests in a Russian limited liability company), or acquisition by a person (or its group) of ownership or rights of use with respect to the core production assets and/or intangible assets of an entity which are located in Russia if the balance sheet value of such assets exceeds 20% of the total balance sheet value of the core production and intangible assets of such entity, or obtaining rights to determine the conditions of business activity of a Russian entity or to exercise the powers of its executive body by a person (or its group), or an acquisition by a person (or its group) of more than 50% of the voting shares (interests) of a foreign entity, which has supplied goods, works and/or services to Russia in an amount exceeding 1 billion rubles in the preceding year, or other rights to determine the conditions of business activity of such entity or to exercise the powers of its executive body, if, in any of the above cases, the aggregate asset value of an acquirer and its group together with a target and its group (excluding the asset value of the seller and its group, if as a result of the acquisition the seller and its group cease to determine the conditions of business activity of the target) exceeds 7 billion rubles and at the same time the total asset value of the target and its group exceeds 250 million rubles, or the total annual revenues of such acquirer and its group, and the target and its group for the preceding calendar year exceed 10 billion rubles and at the same time the total asset value of the target and its group exceeds 250 million rubles;

•	mergers and consolidations of entities, other than financial organizations, if their aggregate asset value (the aggregate asset value of the groups of persons to which they belong) exceeds 7 billion rubles, or total annual revenues of such entities (or groups of persons to which they belong) for the preceding calendar year exceed 10 billion rubles;

•	founding of a business entity, if its charter capital is paid by the shares (or limited liability company interests) and/or the assets (other than cash) of another business entity (other than financial organization) or the newly founded business entity acquires shares (or limited liability company interests) and/or the assets (other than cash) of another business entity based on a transfer act or a separation balance sheet and rights in respect of such shares (or limited liability company interests) and/or assets (excluding monetary funds) as specified above, at the same time provided that the aggregate asset value of the founders (or group of persons to which they belong) and the business entities (or groups of persons to which they belong) which shares (or limited liability company interests) and/or assets (other than cash) are contributed to the charter capital of the newly founded business entity exceeds 7 billion rubles, or total annual revenues of the founders (or group of persons to which they belong) and the business entities (or groups of persons to which they belong) which shares (or limited liability company interests) and/or assets are contributed to the charter capital of the newly founded business entity for the preceding calendar year exceed 10 billion rubles; and

•	entering into joint venture agreements between competitors, if their aggregate asset value (the aggregate asset value of the groups of persons to which they belong) exceeds 7 billion rubles, or total annual revenues of such entities (or groups of persons to which they belong) for the preceding calendar year exceed 10 billion rubles.

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

In 2016, as a result of amendments to the Competition Law, the register of entities with a market share exceeding 35% in the relevant market was abolished. Inclusion of a company in the register implied that it might be subject to additional FAS oversight, but at the same time provided the company with information on the occupied market share. The abolition of the register creates additional antimonopoly risks to the company.

In order to prevent the creation of discriminatory conditions, the Government of the Russian Federation can establish rules for non-discriminatory access to goods that are produced and/or sold by a business entity holding a dominant position and not included into the register of natural monopolies whose share exceeds 70% in the relevant market. Such rules may be established in case a decision of the antimonopoly authority on the fact of abuse of a dominant position by such business entity entered into force.

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

The Strategic Industries Law

The Strategic Industries Law, dated April 29, 2008, as amended, regulates foreign investments in companies with strategic importance for the national defense and security of the Russian Federation (“Strategic Companies”). The Strategic Industries Law provides an exhaustive list of strategic activities, engagement in which makes a company subject to restrictions. Among others, the list of such activities includes exploration and/or production of natural resources on subsoil plots of federal importance. Subsoil plots of federal importance include plots with deposits of uranium, diamonds, high-purity quartz ore, nickel, cobalt, niobium, lithium, beryllium, tantalum, yttrium-group rare-earth metals and platinoid metals. They also include deposits of oil, gas, vein gold and copper which are above certain size limits specified in the Subsoil Law, as well as subsoil plots of the internal sea, territorial sea and continental shelf; and subsoil plots, the use of which requires the use of land plots included in the category of national defense and security land. The Strategic Subsoil List was first officially published in Rossiyskaya Gazeta on March 5, 2009. Services rendered by business entities included into the register of natural monopolies pursuant to the Federal Law “On Natural Monopolies,” dated August 17, 1995, as amended, with certain exceptions, are also considered to constitute strategic activity. Furthermore, the activity of a business entity which is deemed to occupy a dominant position in the production and sale of metals and alloys with special features which are used in production of weapons and military equipment is also deemed to be a strategic activity. The production and distribution of industrial explosives is also deemed to be activity of strategic importance for national defense and homeland security.

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

Any transfers of a stake, or certain rights, in a Strategic Company or in a Subsoil Strategic Company to foreign investors that are (i) companies controlled by the Russian Federation, the constituent entity of the Russian Federation or (ii) companies controlled by Russian nationals, provided that such Russian nationals are Russian tax residents and do not have other nationality, will not require prior approval from the state authorities.

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

The retirement age in the Russian Federation is 60 years for males and 55 years for females. However, employees who work in underground and open pit mines or do other work in potentially harmful conditions have the right to retire at an earlier age. Early retirement ages are established by the applicable legislation.

Salary

The minimum monthly salary in Russia, as established by federal law, is 6,204 rubles. Although the law requires that the minimum wage be at or above a minimum subsistence level, the current minimum wage is generally considered to be less than a minimum subsistence level.

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

The electricity generation sector is now principally comprised of six thermal wholesale generating companies (called “OGKs” based on the Russian acronym for Wholesale Generating Company), one hydro wholesale generating company (named RusHydro), 14 territorial generating companies (“TGKs”), RAO Eastern Energy Systems OAO, Inter RAO JSC, various nuclear generation complexes (owned and/or operated by the Rosenergoatom Concern OJSC), as well as a number of independent regional diversified electricity producers and suppliers (Irkutskenergo OAO, Bashkirenergo OAO, Tatenergo OAO, Novosibirskenergo OAO).

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

Currently electricity is traded on the basis of the following trading mechanisms:

Regulated bilateral contracts

Regulated contracts are effectively take-or-pay obligations at regulated prices defined by the FAS for electricity and capacity volumes. The volumes of electricity to be traded by the generators under regulated contracts are set up by the FAS annually based on percentages of the volumes of electricity generated in the previous year. The volumes of electricity traded under regulated contracts have gradually declined for the wholesale market when it became fully liberalized in 2011. Starting from January 1, 2011, electricity is traded at non-regulated prices, except for electricity intended for supply to households.

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

Heat market

Heat markets are regional retail markets and heat prices are regulated and set within the general guidelines provided by the FAS and by regional authorities. Minimum and maximum prices for heat energy traded on the retail markets are set by the FAS separately for each administrative region of Russia for a period of at least one year. Regional authorities establish the prices for relevant territories within the range set by the FAS and subject to the types and prices of fuel used to produce the heat and the volumes of heat purchased on the relevant territory.

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

In this Item 5, the term “domestic” describes sales by a subsidiary within the country where its operations are located. The term “export” describes cross-border sales by a subsidiary regardless of its location. See note 28 to the consolidated financial statements.

History of Incorporation

Mechel PAO was incorporated on March 19, 2003, as a joint-stock company holding shares and interests in the charter capitals of various mining and steel companies owned by Igor Zyuzin, Vladimir Iorich and companies controlled by them. These individuals acted in concert from 1995 until December 2006 pursuant to an agreement which required them to vote in the same way. During the period from March through December 2006, Mr. Iorich disposed of his entire interest in Mechel PAO to Mr. Zyuzin, and the agreement terminated on December 21, 2006.

Business Structure

Segments

We have organized our businesses into three segments:

•	the mining segment, comprising the production and sale of coal (metallurgical and steam), coke and chemical products, iron ore and limestone, which supplies raw materials to our steel and power segments and also sells substantial amounts of raw materials to third parties, and includes logistical assets, such as our seaports on the Sea of Japan and on the Sea of Azov and our railway transportation assets;

•	the steel segment, comprising the production and sale of semi-finished steel products, long products of a wide range of steel grades, carbon and stainless flat products, high value-added metal products, including wire products, forgings and stampings, as well as ferrosilicon, and our river port on the Kama River, a tributary of the Volga River; and

•	the power segment, comprising power generating facilities, which supply electricity and heat energy to our mining and steel segments and also sells a portion of electricity and heat energy to third parties.

The table below sets forth by segments our key mining, steel and power subsidiaries, presented in chronological order by date of acquisition.

Name	Location of Assets	Product/Business	Date Control Acquired	Voting Interest(1)%
Mining Segment
Southern Kuzbass Coal Company	Russia	Coking coal, steam coal, anthracite and PCI	January 1999	96.6%
Korshunov Mining Plant	Russia	Iron ore concentrate	October 2003	90.0%
Port Posiet	Russia	Seaport: coal warehousing and transshipment	February 2004	97.5%
Mechel Coke	Russia	Coke and chemical products	June 2006	100.0%
Moscow Coke and Gas Plant	Russia	Coke and chemical products	October 2006	99.5%

Name	Location of Assets	Product/Business	Date Control Acquired	Voting Interest(1)%
Yakutugol	Russia	Coking coal, steam coal	October 2007	100.0%
Port Temryuk	Russia	Seaport: coal and metal transshipment	March 2008	100.0%
Elgaugol	Russia	Coking coal, steam coal	August 2013	99.9%

Steel Segment
Chelyabinsk Metallurgical Plant	Russia	Semi-finished steel products, carbon and stainless long and flat steel products	December 2001	94.2%
Vyartsilya Metal Products Plant	Russia	Wire products	May 2002	93.3%
Beloretsk Metallurgical Plant	Russia	Long steel products, wire products	June 2002	91.5%
Urals Stampings Plant	Russia	Stampings and forgings	April 2003	93.8%
Mechel Nemunas	Lithuania	Wire products	October 2003	100.0%
Izhstal	Russia	Carbon and special steel long products and wire products	May 2004	90.0%
Port Kambarka	Russia	River port	April 2005	90.4%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	August 2007	100.0%

Power Segment
Mechel Energo	Russia	Electricity generation and sale	February 2004	100.0%
Southern Kuzbass Power Plant	Russia	Electricity generation	April 2007	98.3%
Kuzbass Power Sales Company	Russia	Electricity distribution	June 2007	72.1%

(1)	The percentages provided in this table are as of December 31, 2015. Some of our Russian subsidiaries have preferred shares outstanding that have voting rights commensurate with common shares if dividends on those shares have not been paid. We have calculated voting interests by including these preferred shares for subsidiaries where dividends have not been paid.

Intersegment sales

We are an integrated group with operations organized into mining, steel and power segments. Our group companies supply materials to other companies in the same reporting segment or different reporting segments. For example, for the year ended December 31, 2015:

•	The mining segment supplied approximately 36% of the steel segment’s iron ore concentrate requirements, 100% of the steel segment’s coke requirements and 89% of the power segment’s coal requirements;

•	The steel segment supplies wires, ropes, wire products and other metal products to the mining segment for use in its day-to-day operations; and

•	The power segment supplied approximately 29% of our group’s overall electricity requirements.

The prices at which we record these transfers are based on market prices, and these transactions are eliminated as intercompany transactions for the purposes of our consolidated financial statements. For the period-on-period discussion of the results of operations by segments, such transfers are included in segment revenues and cost of goods sold.

Recent acquisitions and disposals

Set out below is our key disposal during 2014-2015. There were no significant acquisitions during 2014-2015. For more detail see notes 6 and 17 to the consolidated financial statements. The financial and sales information for the periods presented herein may not be directly comparable from period to period due to this disposal.

Bluestone. In February 2015, we disposed of 100% of shares in Mechel Bluestone Inc., the holding company of our coal assets in the United States, to a company owned by the Justice family. The total consideration consisted of: (1) an immediate cash payment of $5 million (RUB 330.3 million as of February 12, 2015); (2) future royalty payments on coal mined and sold in the amount of $3.00 (RUB 198.2 as of February 12, 2015) per short ton, capped at $150 million (RUB 9,908.8 million as of February 12, 2015); (3) a portion of a sale price in case of any future sale of Bluestone and/or its assets, amounting to 12.5% or 10% of the total consideration if the sale transaction closes within five or from five to ten years, respectively, of the sale to the Justice family. The results of operations of Bluestone companies are included in the consolidated financial statements as discontinued operations. See note 17 to the consolidated financial statements.

Factors Affecting Our Results of Operations and Financial Condition

Change in reporting currency

Beginning with the period commencing on January 1, 2015, the presentation currency of our consolidated financial statements is the Russian ruble. Before transition to IFRS, U.S. dollar was the presentation currency of our consolidated financial statements prepared under U.S. GAAP. The reason of adopting the Russian ruble as the presentation currency in the consolidated statements under IFRS is to allow a greater transparency of our financial and operating performance.

Cyclical nature of business and impact of macroeconomic factors

Our mining business sells significant amounts of coal to third parties and our revenues depend significantly on these sales. Cyclical and other changes in the world market prices for these products affect the results of our mining operations. The changes in these prices result from factors which are beyond our control, such as market supply and demand. The global coal and iron ore supply and demand balance is strongly influenced by interdependent global economic and industrial demand cycles, as well as supply chain-related constraints such as shipping capacity, availability of rolling stock, transportation bottlenecks, production disruptions and natural disasters. Prices for the products of our mining business have varied significantly in the past and could vary significantly in the future. See “— Price trends for products” below. See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our business, financial condition, results of operations and prospects.”

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

Global real GDP grew by 2.6% in 2014 and 2.4% in 2015, according to the World Bank. According to Rosstat, Russia recorded GDP growth of 0.6% in 2014 and GDP decline of 3.7% in 2015. In 2014, world markets continued their slowdown amid slowing economic growth in China, the European debt crisis and geopolitical tensions. In 2015, the global economy was under pressure due to slowing growth in China, geopolitical tensions and high levels of over-production of hydrocarbon raw materials and as a result of low oil prices and it is expected that in 2016 these trends will continue to have an adverse impact on world markets for our products. Prices for our products fluctuated depending on the level of demand in key consuming industries and supply and demand balance in our key markets. See “— Price trends for products.”

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

Consolidation trends in the steel and mining industries

The global financial crisis sharply slowed the pace of consolidation in the steel industry. Despite demand growth in 2014 and slight decrease in 2015, steel-making capacity still exceeds steel demand. There is now significant over-capacity in the global steel sector which is putting pressure on operators’ profitability. Future potential consolidation in the steel industry should enable steel producers to maintain more consistent performance through cycles in the steel industry by achieving greater efficiency and economies of scale.

The mining industry has been severely impacted by the decline in coal prices since the end of 2011. Prices have fallen by nearly three times in 2011-2015 while production decline has lagged. Profitability of coal producers has declined. Currently, major mining companies are scaling back acquisitions and looking to divest non-core and underperforming assets, some of which were acquired just several years ago. Diversified mining companies have corrected their strategy to focus on profitable operations and reduce their exposure to coal.

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

Price trends for products

Coking coal and steam coal

Throughout 2014, the price for metallurgical coal declined driven by lower demand from Chinese consumers, as well as an increase in low-cost supply from the Australian coking coal producers. As a result, contract prices fell from $143 per tonne (FOB Australia) in the first quarter of 2014 to $119 per tonne (FOB Australia) in the fourth quarter of 2014, according to CRU. The average contract price in 2014 was $125 per tonne, 21% below the average price in 2013. The average spot price in 2014 was $114 per tonne (FOB Australia), 23% below the average price in 2013, according to CRU. During 2015, global metallurgical coal prices were under pressure as demand continued to decline and oversupply remained. According to CRU, quarterly contract price dropped from $117 per tonne (FOB Australia) in the first quarter of 2015 to $89 per tonne (FOB Australia) in the fourth quarter of 2015. Spot prices declined from $106 per tonne (FOB Australia) in the first quarter of 2015 to $78 per tonne (FOB Australia) in the fourth quarter of 2015, according to CRU. The average contract price in 2015 was $102 per tonne, 18% below the average price in 2014. The average spot price in 2015 was $90 per tonne (FOB Australia), 21% below the average price in 2014. In this low-price environment, many producers were operating at a loss.

At the beginning of 2014, the spot price for steam coal was $83 per tonne (CIF Amsterdam/Rotterdam/Antwerp); by the end of the year it dropped to $70 per tonne, according to Platts. The average price in 2014 was $75 per tonne (CIF Amsterdam/Rotterdam/Antwerp), 8% lower than the average price in 2013, according to Platts. Among the factors which had led to lower prices in the world market for steam coal were the decline in demand from the Chinese and European economies, as well as the growth in supply from Australian producers. The reduction of prices in the steam coal market was also due to a general decline in energy prices in 2014. In 2015, steam coal market was still in oversupply, despite producers’ efforts to cut production. Chinese power generation and consumption growth has slowed significantly in 2015. According to Platts, in 2015 the spot price for steam coal was $58 per tonne (CIF Amsterdam/Rotterdam/Antwerp) in January; by the end of the year it declined to $48 per tonne. The average price in 2015 was $56 per tonne (CIF Amsterdam/Rotterdam/Antwerp), 25% lower than the average price in 2014, according to Platts.

Iron ore

During 2014, the iron ore spot price decreased from a high of $128 per dry metric tonne (62% Fe, CFR China) in January to a low of $69 per dry metric tonne in December, according to Platts. The average spot price in 2014 was $97 per dry metric tonne which was 28% lower than the average price in 2013, according to Platts. The price decrease was due to sharp increase in low-cost supply from the Australian and Brazilian producers. In 2015, this trend continued: a lot of new iron ore capacity came on stream which together with a reduction of steel production in China has led to lower prices. Iron ore spot price declined from $68 per dry metric tonne (62% Fe, CFR China) in January to $40 per dry metric tonne in December, according to Platts. The average spot price in 2015 was $56 per dry metric tonne which was 42% lower than the average price in 2014, according to Platts.

Coke

In 2014, world market prices for coke were under pressure due to negative trends in the global steel and raw materials market, which resulted in a decrease in prices from $249 per tonne (62% CSR, FOB North China basis) at the beginning of the year to $184 per tonne (62% CSR, FOB North China basis) at the end of the year, according to Platts. Domestic coke prices managed to stay at the level of 2013, namely 6,983 rubles per tonne (including VAT, FCA basis), according to Metal-Courier. By the end of the year, however, domestic coke prices fluctuated around 7,600-8,800 rubles per tonne (including VAT, FCA basis), according to Metal-Courier. The increase in domestic coke prices was due to an increase in demand from Ukrainian consumers and to devaluation of the ruble. In 2015, coke production continued to overshoot demand, Chinese export volume has increased, exacerbating oversupply and displacing market share of other coke producing countries in international markets, thus pressuring prices further. As a result coke prices declined from $179 per tonne (62% CSR, FOB North China basis) in January to $113 per tonne (62% CSR, FOB North China basis) in December, according to Platts. Average domestic coke price in 2015 was 10,892 rubles per tonne (including VAT, FCA basis), 56% higher than the average price in 2014, according to Metal-Courier. Price growth in the domestic coke market was due to depreciation of Russian ruble, higher coking coal prices and strong demand from Ukraine.

Steel

In 2014, the Russian domestic price for rebar declined to $528 (-12% year-on-year) per tonne as a result of increased competition and the export price for square billets declined to $481 (-6% year-on-year) per tonne, according to Metal-Courier. In 2015, the prices have reduced significantly, thus the Russian domestic price for rebar declined to $345 (-35% year-on-year) per tonne and the export price for square billets declined to $325 (-32% year-on-year) per tonne as a result of decreased oil and scrap prices, low demand and increased competition on the background of China’s exports growth, according to Metal-Courier.

Ferrosilicon

In 2014, ferrosilicon prices decreased throughout the year. In January 2014, the average price level for Chinese ferrosilicon was $1,475 per tonne (75% Si, CIF Japan). By the end of the year, ferrosilicon prices fell to $1,341 per tonne (75% Si, CIF Japan), according to TEX. In the beginning of 2015, the price of ferrosilicon continued to fall. In May 2015, the price decline has stopped at $1,242 per tonne (75% Si, CIF Japan), according to TEX. After a relatively stable position in June-August, ferrosilicon prices resumed falling. In December 2015, prices dropped to $1,156 per tonne (75% Si, CIF Japan), according to TEX.

Freight costs

During 2015, ocean freight rates continued to decline, reaching record lows in the fourth quarter of 2015. In 2015, the largest decrease in the dry bulk sector came from the Capesize sector, where the average time charter rate decreased from $14,842 per day in 2014 to $8,127 per day in 2015, a decrease of 45%. The average Panamax rate was $5,560 per day in 2015 compared to $7,718 per day in 2014. The average rate for Supramax vessels in 2015 was $6,695 per day compared to $9,818 per day in 2014. The average rate for Handysize vessels in 2015 was $5,381 per day compared to $7,681 per day in 2014.

With the exception of a third quarter spike in freight activity and rates, mostly driven by a surge in Capesize iron ore shipments to China, the Baltic Index had a negative trend, finishing the year at record lows. The decrease in freight prices in 2015 was mainly due to sluggish Asian commodities demand, vessel oversupply and the collapse of bunker fuel prices, which compromise a substantial part of voyage freight rates. Furthermore, lower bunker prices ended much of the practice of “slow-steaming,” therefore creating even more vessel supply.

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

Results of Operations

The following table sets forth our consolidated statement of income data for the years ended December 31, 2015 and 2014.

	Year Ended December 31,
	2015		2014
Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In millions of Russian rubles, except for percentages)
Revenue	253,141	100.0%	243,992	100.0%
Cost of goods sold	(151,334)	(59.8%)	(153,057)	(62.7%)

Gross profit	101,807	40.2%	90,935	37.3%
Selling, distribution and operating expenses, net	(77,739)	(30.7%)	(90,048)	(36.9%)

Operating profit	24,068	9.5%	887	0.4%
Other income and (expense), net	(131,196)	(51.8%)	(131,974)	(54.1%)

Loss before tax from continuing operations	(107,128)	(42.3%)	(131,087)	(53.7%)
Income tax (expense) benefit	(8,322)	(3.3%)	8,822	3.6%

Loss for the year from continuing operations	(115,450)	(45.6%)	(122,265)	(50.1%)
Profit (loss) after tax for the year from discontinued operations, net	822	0.3%	(11,702)	(4.8%)

Loss for the year	(114,628)	(45.3%)	(133,967)	(54.9%)

Less: profit (loss) attributable to non-controlling interests	535	0.2%	(1,263)	(0.5%)

Loss attributable to equity holders of the parent	(115,163)	(45.5%)	(132,704)	(54.4%)

Year ended December 31, 2015 compared to year ended December 31, 2014

Revenues

Consolidated revenues increased by RUB 9,149 million, or 3.7%, to RUB 253,141 million in the year ended December 31, 2015 from RUB 243,992 million in the year ended December 31, 2014.

The sales increase was due to an increase in sales prices across our major segments and changes of exchange rates of the U.S. dollar to the Russian ruble.

The following table sets forth our net revenues by segment, including a breakdown by sales to third parties and other segments.

	Year Ended December 31,
Revenues by Segment	2015	2014
	(In millions of Russian rubles, except for percentages)
Mining segment
To third parties	80,632	79,509
To power segment	1,800	1,658
To steel segment	26,291	19,391

Total	108,723	100,558

Steel segment
To third parties	146,032	138,660
To power segment	5,475	5,354
To mining segment	1,497	2,853

Total	153,004	146,867

Power segment
To third parties	26,477	25,823
To steel segment	11,131	10,913
To mining segment	3,858	2,818

Total	41,467	39,554

Eliminations	50,052	42,986

Consolidated revenues	253,141	243,992

% from mining segment	31.9%	32.6%
% from steel segment	57.7%	56.8%
% from power segment	10.5%	10.6%

Mining segment

Our total mining segment sales increased by RUB 8,165 million, or 8.1%, to RUB 108,723 million in the year ended December 31, 2015 from RUB 100,558 million in the year ended December 31, 2014.

Coking coal concentrate sales to third parties decreased by RUB 3,436 million, or 11.2%, to RUB 27,210 million in the year ended December 31, 2015 from RUB 30,645 million in the year ended December 31, 2014, as a result of a decrease in sales volumes of RUB 9,975 million that was partially offset by an increase in sales prices of RUB 6,539 million. The growth of prices denominated in Russian rubles for coking coal was due to depreciation of the ruble while export sales of coking coal decreased from 81.8% in the year ended December 31, 2014 to 73.6% in the year ended December 31, 2015. During 2015, global coal prices were under pressure as demand continued to decline and oversupply remained, therefore coking coal prices continued to decline. The average contract price in 2015 was $102 per tonne, 18% below the average price in 2014. The average spot price in 2015 was $90 per tonne (FOB Australia), 21% below the average price in 2014.

The volume of coking coal concentrate sold to third parties decreased by 2,531 thousand tonnes, or 32.5%, to 5,246 thousand tonnes in the year ended December 31, 2015 from 7,777 thousand tonnes in the year ended December 31, 2014. The decrease in sales volumes of coking coal in 2015 was mainly caused by decreased sales from Southern Kuzbass Coal Company.

The volume of coking coal sold to third parties decreased both at Yakutugol and Southern Kuzbass Coal Company. Yakutugol’s coking coal sales volumes decreased by 825 thousand tonnes, or 15.5%, to 4,515 thousand tonnes in the year ended December 31, 2015 from 5,340 thousand tonnes in the year ended December 31, 2014. Southern Kuzbass Coal Company’s coking coal sales volumes decreased by 1,693 thousand tonnes, or 70.4%, to 710 thousand tonnes in the year ended December 31, 2015 from 2,403 thousand tonnes in the year ended December 31, 2014 due to suspension of coal extraction at Olzherasskaya-Novaya Underground caused by high concentration of toxic gases.

Coke sales to third parties increased by RUB 1,002 million, or 11.9%, to RUB 9,429 million in the year ended December 31, 2015 from RUB 8,427 million in the year ended December 31, 2014, as a result of an increase in sales prices of RUB 2,853 million that was offset by a decrease in sales volumes of RUB 1,851 million. Average domestic coke price in 2015 was 10,892 rubles per tonne (including VAT, FCA basis), 56% higher than the average price in 2014, according to Metal-Courier. Price growth in the domestic coke market was due to depreciation of the ruble, higher coking coal prices and strong demand from Ukraine.

Coke supplied to the steel segment increased by RUB 6,510 million, or 51.2%, to RUB 19,234 million in the year ended December 31, 2015 from RUB 12,724 million in the year ended December 31, 2014. The increase was due to an increase in sales prices of RUB 6,733 million that was partially offset by a decrease in sales volumes of RUB 223 million. Coke sales volumes from Mechel Coke to Chelyabinsk Metallurgical Plant decreased by 45 thousand tonnes, or 2.3%, from 1,952 thousand tonnes in the year ended December 31, 2014 to 1,907 thousand tonnes in the year ended December 31, 2015.

Chemical products sales to third parties decreased by RUB 94 million, or 3.9%, to RUB 2,327 million in the year ended December 31, 2015 from RUB 2,422 million in the year ended December 31, 2014, mainly as a result of a decrease in sales volumes.

Anthracite and PCI sales to third parties increased by RUB 2,578 million, or 11.5%, to RUB 24,990 million in the year ended December 31, 2015 from RUB 22,412 million in the year ended December 31, 2014, as a result of an increase in sales prices of RUB 6,748 million that was partially offset by a decrease in sales volumes of RUB 4,169 million. The growth of prices denominated in Russian rubles for anthracite and PCI was due to depreciation of the ruble. In 2015, the contract price for metallurgical coal decreased by 28.3% from $99 per tonne in January 2015 to $71 per tonne in December 2015.

Steam coal sales to third parties increased by RUB 2,899 million, or 66.8%, to RUB 7,236 million in the year ended December 31, 2015 from RUB 4,337 million in the year ended December 31, 2014, as a result of an increase in sales volumes of RUB 2,119 million and an increase in sales prices of RUB 779 million. The growth of prices denominated in Russian rubles for steam coal was due to depreciation of the ruble. In 2015, steam coal market was still in oversupply, despite producers’ efforts to cut production. Chinese power generation and consumption growth has slowed significantly in 2015. The average price in 2015 was $56 per tonne, 25% lower than the average price in 2014, according to Platts.

Steam coal supplied to the power segment decreased by RUB 279 million, or 36.8%, to RUB 479 million in the year ended December 31, 2015 from RUB 758 million in the year ended December 31, 2014, as a result of a decrease in sales volumes. Sales of steam coal to power segment companies decreased by 356 thousand tonnes, or 37.9%, from 937 thousand tonnes in the year ended December 31, 2014 to 582 thousand tonnes in the year ended December 31, 2015 due to steam coal replacement by middlings.

Sales of iron ore to third parties decreased by RUB 2,167 million, or 54%, to RUB 1,844 million in the year ended December 31, 2015 from RUB 4,011 million in the year ended December 31, 2014, as a result of a decrease in sales volumes of RUB 2,333 million that was partially offset by an increase in sales prices of RUB 166 million. Price growth for iron ore was due to depreciation of the ruble. In 2015, new iron ore capacity came on stream which together with a reduction of steel production in China has led to lower prices. Iron ore spot price declined from $68 per dry metric tonne (62% Fe, CFR China) in January to $40 per dry metric tonne in December, according to Platts. The average spot price in 2015 was $56 per dry metric tonne which was 42% lower than the average price in 2014, according to Platts.

Supplies of iron ore to the steel segment increased by RUB 250 million, or 4.5%, to RUB 5,843 million in the year ended December 31, 2015 from RUB 5,593 million in the year ended December 31, 2014, as a result of a RUB 1,070 million increase in sales volumes that was partially offset by a RUB 820 million decrease in sales prices. Sales volumes increased due to the group strategy of redirection of iron ore sales volumes from third parties to group iron ore consumers. The share of iron ore consumed at Chelyabinsk Metallurgical Plant and produced by Korshunov Mining Plant increased from 41.2% in the year ended December 31, 2014 to 52.5% in the year ended December 31, 2015.

Excluding intersegment sales, export sales were stable at 74.1% of mining segment sales in the year ended December 31, 2015, compared to 73.9% in the year ended December 31, 2014.

Steel segment

Our steel segment revenues increased by RUB 6,137 million, or 4.1%, to RUB 153,004 million in the year ended December 31, 2015 from RUB 146,867 million in the year ended December 31, 2014, mainly due to increase in sales prices. The decrease in third-party sales volumes was due to the weakened demand from Russian and European construction, engineering and transport sectors and the decline in purchases and resale of products from the former Estar metallurgical plants in 2015. In 2014, Russian rolled steel consumption was at a level of 45.5 million tonnes, in 2015 it declined by 8.7% and amounted to 41.5 million tonnes, according to Metal Expert.

Semi-finished products sales increased by RUB 2,193 million, or 77.4%, to RUB 5,027 million in the year ended December 31, 2015 from RUB 2,834 million in the year ended December 31, 2014, as a result of an increase of RUB 1,045 million in sales prices and an increase of RUB 1,148 million in sales volumes. In 2015, sales prices denominated in Russian rubles increased due to depreciation of the ruble: annual average price for billets (including VAT, FCA basis) was 19,403 rubles per tonne, 18% higher than the average price in 2014. Whereas in 2015 U.S. dollar-denominated prices declined as a result of decreased oil and scrap prices, low demand and increased competition on the background of China’s exports growth, according to Metal-Courier. The increase in third-party sales volumes was due to recovery of demand in the domestic market.

Other long products sales increased by RUB 1,836 million, or 7.0%, to RUB 28,152 million in the year ended December 31, 2015 from RUB 26,316 million in the year ended December 31, 2014, as a result of an increase of RUB 5,403 million in sales prices that was partially offset by a decrease of RUB 3,567 million in sales volumes. The increase in sales prices was mainly due to depreciation of the ruble and, consequently, higher prices for steel-making raw materials (iron ore, coke, coking coal, etc.). Sales volumes decreased due to the decrease in sales volumes of products purchased from the former Estar metallurgical plants and low demand in the Russian market (reduction in the volume of constructions).

Other flat products sales increased by RUB 3,782 million, or 33.9%, to RUB 14,926 million in the year ended December 31, 2015 from RUB 11,144 million in the year ended December 31, 2014, as a result of an increase of RUB 2,660 million in sales prices and an increase of RUB 1,122 million in sales volumes. The increase in ruble-denominated sales prices was driven by depreciation of the ruble against the U.S. dollar: annual average price for flat steel products (including VAT, FCA basis) was 35,892 rubles per tonne, 12% higher than in

2014. Whereas annual average price for hot-rolled coil (Russia exports, FOB Black Sea) in U.S. dollars decreased by 35% to $345 per tonne in the year ended December 31, 2015 from $530 per tonne in the year ended December 31, 2014, according to Metal Expert. The sales volume increased due to the growth in market share and strengthening of consumer demand in the Russian market.

Wire sales increased by RUB 593 million, or 4.0%, to RUB 15,561 million in the year ended December 31, 2015 from RUB 14,968 million in the year ended December 31, 2014, as a result of an increase of RUB 1,883 million in sales prices that was partially offset by a decrease of RUB 1,290 million in sales volumes. The increase in sales prices was driven by the increase in the prices of wire rod used as the main input for wire production, as well as by depreciation of the ruble against the U.S. dollar. Sales volumes decreased due to the weakened demand in Russia and Europe.

Rebar sales increased by RUB 442 million, or 1.1%, to RUB 39,980 million in the year ended December 31, 2015 from RUB 39,538 million in the year ended December 31, 2014, as a result of an increase of RUB 2,405 million in sales prices that was offset by a decrease of RUB 1,963 million in sales volumes. In 2015, the Russian domestic price and prices in the CIS region for rebar increased due to the ruble depreciation. Sales volumes decreased due to lower demand in Russian construction sector.

Steel pipes sales decreased by RUB 83 million, or 2.4%, to RUB 3,308 million in the year ended December 31, 2015 from RUB 3,391 million in the year ended December 31, 2014, as a result of a decrease of RUB 781 million in sales volumes that was offset by an increase of RUB 698 million in sales prices. The price increased due to depreciation of the ruble. The sales volume decreased due to reduction of sales volume of products purchased from the former Estar metallurgical plants and lower demand in the Russian market.

Pig iron sales decreased by RUB 1,964 million, or 60.4%, to RUB 1,287 million in the year ended December 31, 2015 from RUB 3,251 million in the year ended December 31, 2014, as a result of an increase of RUB 175 million in sales prices and a decrease of RUB 2,139 million in sales volumes. The decrease in sales volumes was due to the increase in consumption within our steel segment.

Stampings sales decreased by RUB 503 million, or 6.8%, to RUB 6,918 million in the year ended December 31, 2015 from RUB 7,421 million in the year ended December 31, 2014, as a result of an increase of RUB 967 million in sales prices that was offset by a decrease of RUB 1,470 million in sales volumes. The increase in sales prices was driven by the increase in domestic prices during 2015. The decrease in sales volumes was due to lower demand from the key consuming industries (engineering and transport industries).

Ferrosilicon sales increased by RUB 815 million, or 30.0%, to RUB 3,528 million in the year ended December 31, 2015 from RUB 2,713 million in the year ended December 31, 2014, as a result of an increase of RUB 1,172 million in sales prices that was partially offset by a decrease of RUB 357 million in sales volumes. The increase in sales prices was driven by depreciation of the ruble against the U.S. dollar. The decrease in sales volumes was due to the increased competition from the market’s participants.

Sales of non-core products and services slightly decreased by RUB 592 million, or 9.1%, to RUB 5,929 million in the year ended December 31, 2015 from RUB 6,521 million in the year ended December 31, 2014.

Excluding intersegment sales, export sales were 17.7% of steel segment sales in the year ended December 31, 2015, compared to 17.8% in the year ended December 31, 2014.

Power segment

Our power segment revenues increased by RUB 1,913 million, or 4.8%, to RUB 41,467 million in the year ended December 31, 2015 from RUB 39,554 million in the year ended December 31, 2014.

Electricity sales to third parties increased by RUB 896 million, or 3.8%, to RUB 24,524 million in the year ended December 31, 2015 from RUB 23,628 million in the year ended December 31, 2014, as a result of an increase of RUB 616 million in sales prices and an increase of RUB 280 million in sales volumes.

Other revenue, which consists mostly of heat energy, decreased by RUB 243 million, or 11.1%, to RUB 1,952 million in the year ended December 31, 2015 from RUB 2,195 million in the year ended December 31, 2014, due to decrease in sales tariffs and sales volumes.

Intersegment sales increased by RUB 1,259 million, or 9.2%, to RUB 14,990 million in the year ended December 31, 2015 from RUB 13,731 million in the year ended December 31, 2014, mainly as a result of an increase in electricity sales to our steel segment by 16.0%.

Cost of goods sold and gross profit

The consolidated cost of goods sold was 59.8% of consolidated revenues in the year ended December 31, 2015, as compared to 62.7% of consolidated revenues in the year ended December 31, 2014, resulting in an increase in consolidated gross profit to 40.2% in the year ended December 31, 2015 from 37.3% for the year ended December 31, 2014. Cost of goods sold primarily consists of costs relating to raw materials (including products purchased for resale), direct payroll, depreciation and energy. The table below sets forth cost of goods sold and gross profit by segment for the years ended December 31, 2015 and 2014, including as a percentage of segment revenues.

	Year Ended December 31, 2015		Year Ended December 31, 2014
Cost of Goods Sold and Gross Profit by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In millions of Russian rubles, except for percentages)
Mining segment
Cost of goods sold	51,280	47.2%	51,435	51.1%
Gross profit	57,442	52.8%	49,123	48.9%
Steel segment
Cost of goods sold	119,610	78.2%	115,485	78.6%
Gross profit	33,394	21.8%	31,382	21.4%
Power segment
Cost of goods sold	30,178	72.8%	29,215	73.9%
Gross profit	11,289	27.2%	10,339	26.1%

Mining segment

Mining segment cost of goods sold decreased by RUB 155 million, or 0.3%, to RUB 51,280 million in the year ended December 31, 2015 from RUB 51,435 million in the year ended December 31, 2014. The gross profit percentage increased to 52.8% in the year ended December 31, 2015 compared to 48.9% in the year ended December 31, 2014, mainly due to the increase in selling prices denominated in rubles caused by the depreciation of the ruble.

Coal production cash costs per tonne (see “— “Cash Costs per Tonne” Measure”) at Southern Kuzbass Coal Company increased by RUB 263 per tonne, or 22.0%, from RUB 1,197 in the year ended December 31, 2014 to RUB 1,460 in the year ended December 31, 2015, mainly due to the increase of purchasing prices caused by the depreciation of the ruble.

Production cash costs of coal at Yakutugol decreased by RUB 97 per tonne, or 10.1%, from RUB 957 in the year ended December 31, 2014 to RUB 860 in the year ended December 31, 2015, mainly due to cost cut.

Coke production cash costs increased by 8.8% at Moscow Coke and Gas Plant and by 26.1% at Mechel Coke following the increase in coking coal concentrate purchase prices caused by the depreciation of the ruble.

Production cash costs of iron ore increased by 10.5% due to the increase of share of fixed costs per tonne, resulting from a 15.4% decline in iron ore extraction in 2015 compared to 2014.

Steel segment

Steel segment cost of goods sold increased by RUB 4,125 million, or 3.6%, to RUB 119,610 million in the year ended December 31, 2015 from RUB 115,485 million in the year ended December 31, 2014. Steel segment cost of goods sold was 78.2% of the segment’s revenues in the year ended December 31, 2015, as compared to 78.6% in the year ended December 31, 2014. The slight increase in gross profit from 21.4% to 21.8% is mainly explained by the increase in ruble sales prices caused by the depreciation of the ruble.

Power segment

Power segment cost of goods sold increased by RUB 963 million, or 3.3%, to RUB 30,178 million in the year ended December 31, 2015 from RUB 29,215 million in the year ended December 31, 2014. The power segment gross profit percentage increased to 27.2% in the year ended December 31, 2015 from 26.1% in the year ended December 31, 2014 due to sales price increase.

“Cash Costs per Tonne” Measure

In this document, we present cash costs per tonne for coal, coke and iron ore production for each significant production facility of our mining segment. Cash costs per tonne is a performance indicator that is not defined according to IFRS or U.S. GAAP. Cash costs per tonne includes various production costs, such as raw materials, auxiliary materials, wages and social taxes of production personnel, electricity, gas and fuel costs, repairs and maintenance of production equipment, costs of mining works, mineral extraction tax and royalty payments, but excludes non-cash items such as depreciation, depletion and write-down of inventories to their net realizable value. We use this indicator to evaluate the performance of individual production subsidiaries and their respective ability to generate cash. Cash costs per tonne is a widely used performance indicator in the mining industry to evaluate the cost-effectiveness of mining operations. We believe that investors use this indicator in addition to the financial information prepared in accordance with IFRS to evaluate the performance of our companies. Consequently, this information must be considered supplementary and should not be regarded as a substitute for the performance indicators prepared in accordance with IFRS.

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2015 is presented below:

	In Thousands of Tonnes	Cash Cost, In Thousands of Russian rubles per Tonne	In Millions of Russian rubles
Coal — Southern Kuzbass Coal Company — sales to third parties	5,012	1.5	7,317
Coal — Southern Kuzbass Coal Company — intersegment sales	1,674	1.5	2,444
Coal — Yakutugol — sales to third parties	7,540	0.9	6,483
Coal — Yakutugol — intersegment sales	—	0.9	—
Coal — Elgaugol — sales to third parties	1,575	0.8	1,280
Coal — Elgaugol — intersegment sales	6	0.8	5
Iron ore — Korshunov Mining Plant — sales to third parties	489	2.0	983
Iron ore — Korshunov Mining Plant — intersegment sales	2,288	2.0	4,598
Coke — Moscow Coke and Gas Plant — sales to third parties(1)	715	7.4	5,268
Coke — Moscow Coke and Gas Plant — intersegment sales	3	7.4	20
Coke — Mechel Coke — sales to third parties(2)	270	6.0	1,612
Coke — Mechel Coke — intersegment sales	1,924	6.0	11,499

	In Thousands of Tonnes	Cash Cost, In Thousands of Russian rubles per Tonne	In Millions of Russian rubles
Depreciation			6,532
Depletion			1,685
Write-down of inventory to their net realizable value			6
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			346
Costs of other products and services (coking products, washing services) and costs of other subsidiaries(3)			1,200

Total mining segment cost of sales			51,280

(1)	Cash costs per tonne for coke was reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was RUB 283, or 4%, at Moscow Coke and Gas Plant in the year ended December 31, 2015.
(2)	Cash costs per tonne for coke was reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was RUB 767, or 13%, at Mechel Coke in the year ended December 31, 2015.
(3)	Line “Costs of other products and services” was increased by the amount of by-products credits of RUB 840 million in the year ended December 31, 2015.

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2014 is presented below:

	In Thousands of Tonnes	Cash Cost, In Thousands of Russian rubles per Tonne	In Millions of Russian rubles
Coal — Southern Kuzbass Coal Company — sales to third parties	8,029	1.2	9,611
Coal — Southern Kuzbass Coal Company — intersegment sales	1,490	1.2	1,783
Coal — Yakutugol — sales to third parties	8,338	1.0	7,979
Coal — Yakutugol — intersegment sales	—	1.0	—
Coal — Elgaugol — sales to third parties	668	0.8	560
Coal — Elgaugol — intersegment sales	—	0.8	—
Iron ore — Korshunov Mining Plant — sales to third parties	1,169	1.8	2,125
Iron ore — Korshunov Mining Plant — intersegment sales	1,920	1.8	3,492
Coke — Moscow Coke and Gas Plant — sales to third parties(1)	775	6.8	5,248
Coke — Moscow Coke and Gas Plant — intersegment sales	—	6.8	—
Coke — Mechel Coke — sales to third parties(2)	487	4.7	2,297
Coke — Mechel Coke — intersegment sales	1,961	4.7	9,249
Depreciation			5,911
Depletion			1,787
Write-down of inventory to their net realizable value			166
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			439
Costs of other products and services (coking products, washing services) and costs of other subsidiaries(3)			788

Total mining segment cost of sales			51,435

(1)	Cash costs per tonne for coke was reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was RUB 417, or 6%, at Moscow Coke and Gas Plant in the year ended December 31, 2014.
(2)	Cash costs per tonne for coke was reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was RUB 695, or 15%, at Mechel Coke in the year ended December 31, 2014.

(3)	Line “Costs of other products and services” was increased by the amount of by-products credits of RUB 834 million in the year ended December 31, 2014.

Selling, distribution and operating expenses

Selling, distribution and operating expenses decreased by RUB 12,309 million, or 13.7%, to RUB 77,739 million in the year ended December 31, 2015 from RUB 90,048 million in the year ended December 31, 2014, as a result of a decrease in impairment of goodwill and other non-current assets in the steel segment, selling and distribution expenses in the mining segment and allowance for doubtful accounts in the mining, steel and power segments in the year ended December 31, 2015. As a percentage of consolidated revenues, selling, distribution and operating expenses decreased to 30.7% in the year ended December 31, 2015 from 36.9% in the year ended December 31, 2014. Our selling, distribution and operating expenses consist primarily of selling and distribution expenses, taxes other than income taxes, loss on write-off of property, plant and equipment, allowance for doubtful accounts, allowance for amounts due from related parties, impairment of goodwill and other non-current assets and general, administrative and other operating expenses. The table below sets forth these costs by segment for the years ended December 31, 2015 and 2014, including as a percentage of segment revenues.

	Year Ended December 31, 2015		Year Ended December 31, 2014
Selling, Distribution and Operating Expenses by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In millions of Russian rubles, except for percentages)
Mining segment
Selling and distribution expenses	28,588	26.3%	33,583	33.4%
Loss on write-off of property, plant and equipment	199	0.2%	309	0.3%
Impairment of goodwill and other non-current assets	—	0.0%	(19)	(0.0%)
Allowance for doubtful accounts	204	0.2%	855	0.9%
Taxes other than income taxes	3,706	3.4%	4,878	4.9%
Allowance for amounts due from related parties	43	0.0%	126	0.1%
Administrative and other operating expenses	8,872	8.2%	8,001	7.9%
Other operating income	(63)	(0.1%)	(329)	(0.3%)

Total	41,548	38.2%	47,404	47.1%

Steel segment
Selling and distribution expenses	13,736	9.0%	13,394	9.1%
Loss on write-off of property, plant and equipment	492	0.3%	242	0.2%
Impairment of goodwill and other non-current assets	16	0.0%	8,015	5.5%
Allowance for doubtful accounts	948	0.6%	2,290	1.6%
Taxes other than income taxes	2,046	1.3%	1,507	1.0%
Allowance for amounts due from related parties	—	0.0%	—	0.0%
Administrative and other operating expenses	7,825	5.1%	7,743	5.3%
Other operating income	(123)	(0.1%)	(459)	(0.3%)

Total	24,937	16.3%	32,729	22.3%

Power segment
Selling and distribution expenses	8,792	21.2%	8,685	22.0%
Loss on write-off of property, plant and equipment	—	0.0%	110	0.3%
Impairment of goodwill and other non-current assets	1,444	3.5%	—	0.0%
Allowance for doubtful accounts	312	0.8%	526	1.3%
Taxes other than income taxes	103	0.2%	86	0.2%
Allowance for amounts due from related parties	—	0.0%	—	0.0%
Administrative and other operating expenses	603	1.5%	571	1.4%
Other operating income	(0)	(0.0%)	(63)	(0.2%)

Total	11,254	27.1%	9,915	25.1%

Mining segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities. Such expenses decreased by RUB 4,994 million, or 14.9%, to RUB 28,558 million in the year ended December 31, 2015 from RUB 33,582 million in the year ended December 31, 2014, mainly due to the decrease in segment sales volumes by 19.9%. As a percentage of mining segment revenues, selling and distribution expenses decreased from 33.4% to 26.3% due to an increase of 35.6% in sales revenue from sales to steel segment and simultaneous decrease of 14.9% in selling and distribution expenses.

Taxes other than income tax decreased by RUB 1,172 million, or 24.0%, to RUB 3,706 million in the year ended December 31, 2015 from RUB 4,878 million in the year ended December 31, 2014. The decrease was due to several accruals for taxes other than income tax made in the financial statements for the year ended December 31, 2014, namely additional tax liabilities for previous years of RUB 548 million at Tomusinsky Open Pit. There are no similar accruals in 2015. Tax penalties imposed by the tax authorities due to delays in tax payments decreased by RUB 515 million from RUB 697 million in the year ended December 31, 2014 to RUB 181 million in the year ended December 31, 2015.

Allowance for doubtful accounts decreased by RUB 651 million to RUB 204 million in the year ended December 31, 2015 from RUB 855 million in the year ended December 31, 2014, due to the decrease in outstanding accounts receivable at the end of 2015. In accordance with our accounting policy, we apply specific rates to overdue accounts receivable depending on the history of cash collections and events and conditions at the reporting date.

Provisions for amounts due from related parties decreased by RUB 83 million to RUB 43 million in the year ended December 31, 2015 from RUB 126 million in the year ended December 31, 2014 due to repayments. See note 14 to the consolidated financial statements.

Loss on write-off of property, plant and equipment decreased by RUB 110 million, or 35.4%, to RUB 199 million in the year ended December 31, 2015 from RUB 309 million in the year ended December 31, 2014, due to the decrease in the number of property, plant and equipment objects that are not planned for further use in production process at Yakutugol and Southern Kuzbass Coal Company.

General, administrative and other expenses consist of payroll and payroll taxes, depreciation, rent and maintenance, legal and consulting expenses, office overheads and other expenses. These expenses increased by RUB 1,135 million, or 14.8%, to RUB 8,807 million in the year ended December 31, 2015 from RUB 7,672 million in the year ended December 31, 2014, mainly as a result of the depreciation of the Russian ruble: salaries and related social taxes increased by RUB 690 million, or 15.0%, to RUB 5,299 million in the year ended December 31, 2015 from RUB 4,609 million in the year ended December 31, 2014; legal and consulting fees and insurance services increased by 11.2% to RUB 278 million in the year ended December 31, 2015 from RUB 250 million in the year ended December 31, 2014; and other administrative and operating expenses increased by RUB 417 million, or 14.6%, to RUB 3,230 million in the year ended December 31, 2015 from RUB 2,813 million in the year ended December 31, 2014.

Steel segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities. Such expenses increased by RUB 343 million, or 2.6%, to RUB 13,736 million in the year ended December 31, 2015 from RUB 13,393 million in the year ended December 31, 2014, mainly due to the increase in railway tariffs by 10.0% that was partially offset by the decrease in sales volume. As a percentage of steel segment revenues, selling and distribution expenses decreased to 9.0% in the year ended December 31, 2015 from 9.1% in the year ended December 31, 2014.

Taxes other than income tax increased by RUB 539 million, or 35.8%, to RUB 2,044 million in the year ended December 31, 2015 from RUB 1,505 million in the year ended December 31, 2014. As a percentage of segment revenues, these taxes increased from 1.0% to 1.3%. Property and land taxes increased by RUB 193 million, or 17.7%, to RUB 1,282 million in the year ended December 31, 2015 from RUB 1,089 million in the year ended December 31, 2014, mainly due to revision of the cadastral valuation of land.

Allowance for doubtful accounts decreased by RUB 1,342 million, or 58.6%, to RUB 948 million in the year ended December 31, 2015 from RUB 2,290 million in the year ended December 31, 2014, mainly due to the fact that main provision in relation to certain of the former Estar metallurgical plants had entered into bankruptcy proceedings was recognized in 2014 and in previous years.

Loss on write-off of property, plant and equipment increased by RUB 250 million, or 103.3%, to RUB 492 million in the year ended December 31, 2015 from RUB 242 million in the year ended December 31, 2014, due to the increase in the number of idled property, plant and equipment written off by our steel production subsidiaries.

Impairment of goodwill and other non-current assets decreased by RUB 7,999 million or 99.8%. In 2014, we recognized impairment of property, plant and equipment and construction in progress in relation to Izhstal of RUB 6,669 million, Donetsk Electrometallurgical Plant of RUB 1,283 million and Mechel Service Romania of RUB 63 million due to the lack of positive prospects for the recovery of the European market. In 2015, we recognized reversal of impairment of other non-current assets in relation to Izhstal of RUB 5,967 million and recognized additional impairment of other non-current assets in relation to Mechel Materials of RUB 5,983 million.

General, administrative and other expenses increased by RUB 418 million, or 5.7%, to RUB 7,702 million in the year ended December 31, 2015 from RUB 7,284 million in the year ended December 31, 2014. A percentage of segment revenues remained at the level of 5.0% in the years ended December 31, 2015 and 2014. Payroll and related social taxes slightly increased by RUB 144 million, or 4.0%, to RUB 3,750 million in the year ended December 31, 2015 from RUB 3,606 million in the year ended December 31, 2014. Social expenses decreased by RUB 43 million, or 16.8%, to RUB 215 million in the year ended December 31, 2015 from RUB 258 million in the year ended December 31, 2014, due to the cost-cutting measures implemented by our management. Rent and maintenance, business travel expenses, bank charges and office expenses increased by RUB 84 million, or 9.6%, to RUB 959 million in the year ended December 31, 2015 from RUB 875 million in the year ended December 31, 2014. Professional expenses, which include auditing, accounting, legal and engineering fees and insurance services decreased by RUB 122 million, or 27.9%, to RUB 315 million in the year ended December 31, 2015 from RUB 437 million in the year ended December 31, 2014, due to the cost-cutting measures implemented by our management and the decreased involvement of external consultants in 2015. Fines and penalties expenses on breach of trading contracts increased by RUB 317 million, or 149.4%, to RUB 529 million in the year ended December 31, 2015 from RUB 212 million in the year ended December 31, 2014. Other administrative and operating expenses increased by RUB 38 million, or 2.0%, to RUB 1,934 million in the year ended December 31, 2015 from RUB 1,896 million in the year ended December 31, 2014.

Power segment

In 2015, selling and distribution expenses consisted almost entirely of electricity transmission costs incurred by our Kuzbass Power Sales Company for the usage of the power grid through which electricity is distributed to end consumers. These expenses increased by RUB 108 million, or 1.2%, to RUB 8,792 million in the year ended December 31, 2015 from RUB 8,685 million in the year ended December 31, 2014.

Taxes other than income tax increased by RUB 16 million, or 18.8%, to RUB 103 million in the year ended December 31, 2015 from RUB 86 million in the year ended December 31, 2014, due to the increase in property tax accrued by Southern Kuzbass Power Plant.

Allowance for doubtful accounts decreased by RUB 214 million to RUB 312 million in the year ended December 31, 2015 from RUB 526 million in the year ended December 31, 2014, mainly due to the decrease in allowance for trade receivables from the former Estar metallurgical plants.

In 2015, as a result of the goodwill impairment test we recognized the impairment loss of Southern Kuzbass Power Plant in the amount of RUB 1,444 million. No impairment loss was recognized in 2014. See note 19 to the consolidated financial statements.

General, administrative and other expenses increased by RUB 32 million, or 5.6%, to RUB 603 million in the year ended December 31, 2015 from RUB 571 million in the year ended December 31, 2014, due to reversal of provisions for legal claims and reduction in personnel expenses as a result of power plants organizational optimization.

Operating profit

Operating profit increased by RUB 23,181 million, or 2,613%, to RUB 24,068 million in the year ended December 31, 2015 from RUB 887 million in the year ended December 31, 2014. Operating profit as a percentage of consolidated revenues was 9.5% in the year ended December 31, 2015 and 0.4% in the year ended December 31, 2014, mainly due to an increase in consolidated gross profit to 40.2% in the year ended December 31, 2015 from 37.3% in the year ended December 31, 2014 and a decrease in losses from allowance for amounts due from related parties and impairment of goodwill and other non-current assets as explained above.

The table below sets out operating profit (loss) by segment, including as a percentage of segment revenues.

	Year Ended December 31, 2015		Year Ended December 31, 2014
Operating Profit (Loss) by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In millions of Russian rubles, except for percentages)
Mining segment	15,895	14.6%	1,718	1.7%
Steel segment	8,456	5.5%	(1,347)	(0.9%)
Power segment	35	0.1%	424	1.1%
Elimination of intersegment unrealized (profit) loss(1)	(318)		91

Consolidated operating profit	24,068		887

(1)	Our management evaluates the performance of our segments before the elimination of unrealized profit in inventory balances of segments that was generated by the segments but not recognized as profit in our consolidated financial statements until the sale of such inventories to third parties. Therefore, we present our segments before such elimination, and such elimination is presented separately. The change in intersegment unrealized profit adjustment in the year ended December 31, 2015 as compared to the year ended December 31, 2014 was due to the increase in gross profit of our mining segment in 2015.

Mining segment

Mining segment operating income increased by RUB 14,177 million, or 825.1%, to RUB 15,895 million in the year ended December 31, 2015 from RUB 1,718 million in the year ended December 31, 2014. The operating profit percentage increased to 14.6% in the year ended December 31, 2015 from 1.7% in the year ended December 31, 2014, mainly due to the increase in selling prices denominated in rubles caused by the depreciation of the ruble.

Steel segment

Steel segment operating results changed by RUB 9,803 million, or 727.8%, to RUB 8,456 million income in the year ended December 31, 2015 from RUB 1,347 million loss in the year ended December 31, 2014. The operating profit percentage changed to positive 5.5% in the year ended December 31, 2015 from negative 0.9% in the year ended December 31, 2014, mainly due to the factors that affected operating income in 2014, such as the recognition of losses from the impairment of non-current assets of Izhstal and Donetsk Electrometallurgical Plant and a provision on trade and other balances due from the former Estar metallurgical plants.

Power segment

Power segment operating income decreased by RUB 389 million, or 91.8%, to RUB 35 million in the year ended December 31, 2015 from RUB 424 million in the year ended December 31, 2014. The operating profit percentage decreased to 0.1% in the year ended December 31, 2015 from 1.1% in the year ended December 31, 2014, mainly due to the optimization of expenses and the increase in sales tariffs.

Other income and expense, net

Other income and expense, net consists of share of profit of an associate, finance income, finance costs, other income and other expenses and foreign exchange loss. The table below sets forth these costs for the years ended December 31, 2015 and 2014, including as a percentage of revenues.

	Year Ended December 31, 2015		Year Ended December 31, 2014
Other Income and Expense, Net	Amount	% of Revenues	Amount	% of Revenues
	(In millions of Russian rubles, except for percentages)
Finance income	183	0.1%	107	0.0%
Finance costs	(60,453)	(23.9)%	(28,110)	(11.5)%
Foreign exchange loss	(71,106)	(28.0)%	(103,176)	(42.3)%
Share of profit of an associate	—	0.0%	7	0.0%
Other income	526	0.2%	684	0.3%
Other expenses	(347)	(0.1)%	(1,486)	(0.6)%

Total	(131,196)	(51.8)%	(131,974)	(54.1)%

Finance income increased by RUB 76 million, or 71%, to RUB 183 million in the year ended December 31, 2015 from RUB 107 million in the year ended December 31, 2014, mainly due to fines and penalties on overdue accounts receivable and an increase in exchange rates.

Finance costs increased by RUB 32,342 million, or 115.1%, to RUB 60,453 million in the year ended December 31, 2015 from RUB 28,110 million in the year ended December 31, 2014, due to the increase in the weighted average interest rate from 12.0% in the year ended December 31, 2014 to 15.0% in the year ended December 31, 2015 and the increase of fines and penalties on overdue borrowings and interest payable by RUB 19,288 million.

Foreign exchange loss decreased by RUB 32,070 million, or 31.2%, to RUB 71,106 million in the year ended December 31, 2015 from RUB 103,176 million in the year ended December 31, 2014, mainly due to a decline of volatility of the ruble exchange rate in the year ended December 31, 2015 as compared to the year ended December 31, 2014.

Share of profit of an associate decreased by RUB 7 million to RUB nil in the year ended December 31, 2015 from RUB 7 million in the year ended December 31, 2014. Income earned in 2014 related to our share of income from our equity investment of BWS Bewehrungsstahl GmbH (see note 8 to the consolidated financial statements).

Other income decreased by RUB 158 million, or 23.1%, to RUB 526 million in the year ended December 31, 2015 from RUB 684 million in the year ended December 31, 2014 and other expenses decreased by RUB 1,139 million, or 76.6%, to RUB 347 million in the year ended December 31, 2015 from RUB 1,486 million in the year ended December 31, 2014, mainly due to a loss related to the failure of a counterparty to a securities repurchase agreement to return certain securities to our group.

Income tax expense (benefit)

Income tax expense changed by RUB 17,144 million, or 194.3%, to RUB 8,322 million expense in the year ended December 31, 2015 from RUB 8,822 million benefit in the year ended December 31, 2014, due to an overall increase in operating income. Our effective tax rate changed to positive 7.8% from negative 6.7%, due to the increase in loss from continuing operations before income tax.

Net income (loss) from discontinued operations

Net income (loss) from discontinued operations changed by RUB 12,524 million, or 107.0%, to RUB 822 million income in the year ended December 31, 2015 from RUB 11,702 million loss in the year ended December 31, 2014, mainly due to the recognition of Bluestone as held for sale and recognition of corresponding impairment loss in 2014.

Net income attributable to non-controlling interests

Net income attributable to non-controlling interests changed by RUB 1,798 million, or 142.4%, to a RUB 535 million income in the year ended December 31, 2015 from a RUB 1,263 million loss in the year ended December 31, 2014. The non-controlling interest in the loss of our subsidiaries in the year ended December 31, 2015 was RUB 927 million for Southern Kuzbass Coal Company and RUB 104 million for Izhstal and was partially offset by the non-controlling interest in the income of Korshunov Mining Plant of RUB 113 million, Chelyabinsk Metallurgical Plant of RUB 132 million and Kuzbass Power Sales Company of RUB 155 million.

Net loss attributable to equity holders of the parent

Net loss attributable to our equity holders decreased by RUB 17,541 million, or 13.2%, to RUB 115,163 million in the year ended December 31, 2015 from RUB 132,704 million in the year ended December 31, 2014, due to the decrease of foreign exchange losses, losses of discontinued operations and partially offset by the increase in finance costs.

Liquidity and Capital Resources

Capital requirements

We expect that our principal capital requirements in the near future will be for financing the repayment of maturing debt and regular maintenance capital expenditures.

Our business is heavily dependent on machinery for the production of steel and steel products, as well as investments in our mining operations. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. We intend to focus our capital spending on the implementation of projects that we view as key to carrying out our business strategy and improve free cash flow. See “Item 4. Information on the Company — Capital Investment Program” for the objectives of our capital investment program and its details. Over the next three years, i.e., 2016-2018, we expect our capital expenditures on our metals production facilities to total approximately 8,292 million rubles, approximately 65% of which will be in 2016-2017, and approximately 35% in 2018. We intend to spend approximately 6,255 million rubles for the development of the Elga coal deposit during the period from 2016 to 2018. We intend to finance our capital investments with cash flow from operations and external long-term financing sources.

Our total outstanding debt as of December 31, 2015 and 2014 was RUB 495,982 million and RUB 395,864 million, respectively. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information regarding the type of financial instruments, currency and interest rate structure.

In 2015 and 2014, we paid dividends of RUB 4.1 million and RUB 4.1 million, respectively, all of which were paid on preferred shares. See “Item 8. Financial Information — Dividend Distribution Policy” for a description of our dividend policy.

Capital resources

Our strategy has shifted from growing our business through acquisition and expansion opportunities to extracting the maximum value from our existing core assets. We now intend to concentrate on efficiency improvements and modernization of the business lines, which we expect will increase the business’ overall profitability. We may also consider further selective disposal of assets.

Historically, our major sources of cash have been cash generated from operations, bank loans and public debt, and we expect these sources will continue to be our principal sources of cash in the future. For financing of our capital investment program we have also relied on financings secured by foreign export credit agency guarantees.

The table below summarizes our cash flows for the periods indicated.

	Year Ended December 31,
	2015	2014
	(In millions of Russian rubles)
Net cash provided by operating activities	9,982	28,072
Net cash used in investing activities	(10,062)	(17,739)
Net cash used in financing activities	(704)	(16,020)

Net cash provided by operating activities was RUB 9,982 million in the year ended December 31, 2015 as compared to net cash provided by operating activities of RUB 28,072 million in the year ended December 31, 2014. The operating cash inflows were derived from payments received from sales of our mining, steel and power products, reduced by cash disbursements for direct labor, raw materials and parts, selling, distribution and operating expenses, interest expense and income taxes.

Net cash used in operating activities before changes in working capital items was RUB 43,229 million in the year ended December 31, 2015. Net operating cash outflow of discontinued operations amounted to RUB 136 million. Below we analyze major changes in working capital items which in the aggregate accounted for RUB 2,787 million in cash provided by operating activities, resulting in net cash provided by operating activities of RUB 9,982 million.

Working capital items accretive to operating cash flows:

•	a decrease in inventories of RUB 1,873 million due to a significant decrease in finished goods of Mechel Carbon Singapore and Southern Kuzbass Coal Company as of December 31, 2015 as compared to December 31, 2014. The main reason for the change in the stock level was the decrease in production volumes in mining segment as a result of the decline of export sales;

•	a decrease in accounts receivable of RUB 4,719 million primarily due to the decrease in sales of Mechel Carbon, Mechel Carbon Singapore, Urals Stampings Plant and Mechel Service; and

•	a decrease in other current assets of RUB 997 million primarily due to a decrease in VAT and other taxes receivable of Yakutugol, Chelyabinsk Metallurgical Plant and Mecheltrans.

Working capital items reducing operating cash flows:

•	a decrease in accrued taxes and other liabilities of RUB 1,465 million due to positive change in tax liabilities, primarily resulting from a release of tax liability related for the year ended December 31, 2015;

•	a decrease in accounts payable of RUB 7,972 million;

•	a decrease in advances received of RUB 664 million of Chelyabinsk Metallurgical Plant, Mechel Service, Mechel Carbon, Donetsk Electrometallurgical Plant and Urals Stampings Plant; and

•	net change in balances with related parties of RUB 275 million.

Net cash used in operating activities before changes in working capital items was RUB 23,271 million in the year ended December 31, 2014. Net operating cash outflow of discontinued operations amounted to RUB 745 million. Below we analyze major changes in working capital items which in the aggregate accounted for RUB 22,995 million in cash provided by operating activities, resulting in net cash provided by operating activities of RUB 28,072 million.

Working capital items accretive to operating cash flows:

•	a decrease in inventories of RUB 14,565 million due to a significant decrease in finished goods and raw materials held in stock at the warehouses of Mechel Service Global, Mechel Carbon, Southern Kuzbass Coal Company and Chelyabinsk Metallurgical Plant as of December 31, 2014. The main reason for the change in the stock level was the decrease in production volumes across all our segments as a result of the continuation of weak demand in the European and Russian markets;

•	an increase in accrued taxes and other liabilities of RUB 8,771 million due to delays in payments;

•	a decrease in accounts receivable of RUB 2,089 million primarily due to the decrease in sales of Mechel Service, Korshunov Mining Plant, Mechel Carbon and Mechel Trading; and

•	an increase in advances received of RUB 62 million.

Working capital items reducing operating cash flows:

•	a decrease in other current assets of RUB 822 million primarily due to a decrease in VAT and other taxes receivable of Southern Kuzbass Coal Company and Mechel Service Global and repayment of accounts receivable to Romanian companies disposed of in 2013;

•	a decrease in accounts payable of RUB 1,640 million; and

•	net change in balances with related parties of RUB 29 million.

Net cash used in investing activities was RUB 10,062 million in the year ended December 31, 2015 as compared to net cash used in investing activities of RUB 17,739 million in the year ended December 31, 2014. Substantially all of the cash used in investing activities in the years ended December 31, 2015 and 2014 related to capital expenditures and the acquisition of businesses. Capital expenditures relating to purchases of property, plant and equipment, purchases of mineral licenses and interest paid, capitalized amounted to RUB 5,976 million and RUB 16,506 million in the years ended December 31, 2015 and 2014, respectively. Expenditures related to the acquisition of businesses and investments amounted to RUB 4,819 million and RUB 3,223 million in the years ended December 31, 2015 and 2014, respectively. Cash provided by investing activities related to disposal of businesses and investments in the amount of RUB 177 million in the year ended December 31, 2015 as compared to RUB 632 million in the year ended December 31, 2014.

Net cash used in financing activities was RUB 704 million in the year ended December 31, 2015 as compared to net cash used in financing activities of RUB 16,020 million in the year ended December 31, 2014. We received debt proceeds of RUB 13,875 million and repaid debt of RUB 11,896 million in the year ended December 31, 2015 as compared to received debt proceeds of RUB 64,469 million and repaid debt of RUB 77,761 million in the year ended December 31, 2014.

Liquidity

We had cash and cash equivalents of RUB 3,079 million, RUB 3,983 million and RUB 8,979 million as of December 31, 2015, 2014 and January 1, 2014, respectively. Our cash and cash equivalents were held in rubles (20.6%, 23.3% and 8.1% as of December 31, 2015, 2014 and January 1, 2014, respectively), U.S. dollars (37.4%, 45.3% and 79.6% as of December 31, 2015, 2014 and January 1, 2014, respectively), euros (37.6%, 23.1% and 7.2% as of December 31, 2015, 2014 and January 1, 2014, respectively) and certain other currencies of the CIS and Eastern Europe.

The unused portion under the group’s credit facilities as of December 31, 2015, 2014 and January 1, 2014 was RUB 409 million, RUB 1,879 million and RUB 9,191 million, respectively. As of December 31, 2015, 2014 and January 1, 2014, the group’s credit facilities provided aggregated borrowing capacity of RUB 496,390 million (of which RUB 316,340 million is repayable during 2016 and RUB 175,743 million represented long-term debt that was reclassified as short-term liabilities as of that date because of covenant violations), RUB 397,743 million and RUB 301,520 million, respectively. The group’s borrowings under these credit facilities (except for special-purpose borrowings such as pre-export facilities, Vnesheconombank’s facilities as well as factoring and overdraft facilities) carried a weighted average interest rate of approximately 15.0%, 12.0% and 9.4% as of December 31, 2015, 2014 and January 1, 2014, respectively. See “— Restrictive Covenants” for further information about our covenant violations.

The following table summarizes our liquidity as of December 31, 2015, 2014 and January 1, 2014.

Estimated Liquidity	December 31, 2015	December 31, 2014	January 1, 2014
	(In millions of Russian rubles)
Cash and cash equivalents	3,079	3,983	8,979
Amounts available under credit facilities	409	1,879	9,191

Total estimated liquidity	3,488	5,862	18,170

Short-term debt (short-term borrowings and current portion of long-term debt) increased by RUB 105,156 million, or 27.2%, to RUB 491,674 million as of December 31, 2015 from RUB 386,518 million as of December 31, 2014, as a result of the weakening of the ruble against the U.S. dollar and the increase of accrued unpaid interest.

Long-term debt net of current portion decreased by RUB 5,038 million, or 53.9%, to RUB 4,308 million as of December 31, 2015 from RUB 9,346 million as of December 31, 2014. The decrease was primary attributable to the fact that significant part of long-term bonds are approaching maturity and were reclassified into short-term part as of December 31, 2015.

Our working capital remained negative and decreased by RUB 103,724 million, or 25.1%, to RUB 517,416 million as of December 31, 2015 from RUB 413,692 million as of December 31, 2014. The main reasons for the decrease in working capital were the ruble devaluation and the increase of accrued unpaid interest related to loans and finance lease contracts which increased the RUB amount of short-term debt by RUB 105,156 million.

Restructuring of financial indebtedness

In the first half of 2014, we experienced a shortage of liquidity and difficulties with refinancing of our debt; as a result, we failed to fulfill our payment obligations in connection with the servicing of the interest and the repayment of our indebtedness. Since 2014, we negotiate restructuring terms with our major lenders, such as Gazprombank, Sberbank and VTB Bank, and other lenders. As a result, in August, September and December 2015, we signed agreements with VTB Bank and Gazprombank contemplating, among other things, extension of the loan tenors, decrease in the interest rates, revision of the collateral requirements and dismissal of all court proceedings, all of which becomes effective upon fulfillment of all conditions precedent and conditions subsequent. During the period from December 2015 to April 2016, we signed agreements with Sberbank contemplating, among other things, extension of the loan tenors, decrease in the interest rates and dismissal of all court proceedings, all of which becomes effective upon fulfillment of all conditions precedent and conditions subsequent. See “— Debt Financings in 2016,” “— Debt Financings in 2015,” “— Description of Certain Indebtedness,” “Item 10. Additional Information — Material Contracts,” “Item 8. Financial Information — Significant Changes” and “Item 8. Financial Information — Litigation — Debt litigation.”

VTB Bank restructuring became effective in October 2015. Gazprombank restructuring became partially effective in the first quarter of 2016 after conversion of the U.S. dollar-denominated credit facilities into Russian rubles. Restructuring under all facilities with Gazprombank will become effective after obtainment of approval on suretyship provision by Mechel on our general shareholders’ meeting or we will need to renegotiate this requirement with the bank. Restructuring agreements with Sberbank came into effect upon signing, however failure to comply with certain conditions will lead to termination of these agreements. Such conditions include payment of 31.5 billion rubles on Southern Kuzbass Coal Company debt, as well as repayment of part of the overdue interest and lease payments to Sberbank and Sberbank Leasing AO in the total amount of 2.8 billion rubles. In April 2016, Southern Kuzbass Coal Company’s debt was assigned from Sberbank to Gazprombank in the amount of 31.5 billion rubles ($423.1 million or 28.4 billion rubles at the CBR exchange rate on April 12, 2016 and 3.1 billion rubles). In April 2016, we signed option agreements with Gazprombank providing the bank with an option to acquire a 49% stake in the Elga coal complex for a total consideration of 34.3 billion rubles by June 30, 2016. Proceeds from this sale will be used for repayment of our debt to Gazprombank, Sberbank and Sberbank Leasing AO.

In September 2015, we restructured the debt on two series of Russian ruble bonds in an aggregate amount of 10.0 billion rubles. See “— Description of Certain Indebtedness — Russian bonds” for a description of the terms of restructuring.

During the period from December 2015 to May 2016, we signed settlement agreements with Sberbank Leasing AO which waived our previous defaults and restructured our future payment schedules. The settlement agreements will become effective upon approval at the court hearings which are ongoing.

We continue to negotiate financial restructuring with our Russian and international creditors and are focused on fulfillment of conditions upon which certain restructuring agreements shall come into effect.

Outlook for 2016

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

We believe we will not be able to obtain significant new borrowings in the near future; however we may consider certain divestments and invite financial or strategic investors into our businesses in order to reduce the debt burden. We believe that cash generated from operations, subject to successful completion of debt restructuring, improved market conditions and reduced costs, as well as foreign currency gains, will be sufficient to meet our capital expenditures and debt service payments in 2016. Furthermore, we believe that we have the flexibility in deferring our non-critical capital expenditures and in managing our working capital to provide further financial flexibility as needed.

Debt Financings in 2016

In April 2016, Southern Kuzbass Coal Company signed new settlement agreements with Sberbank which assigned part of the principal amount to Gazprombank. The principal in the total amount of $423.1 million and 3.1 billion rubles was assigned with $254.9 million remaining on Southern Kuzbass Coal Company. The remaining debt was restructured with extension of grace period and principal repayment, new interest rates and levels of financial covenants.

In March 2016, Yakutugol’s loan from Gazprombank in the amount of $103.1 million was converted into rubles resulting in the debt of 6.9 billion rubles. Restructuring of this credit facility became effective.

In February 2016, we signed restructuring agreements with Sberbank for Chelyabinsk Metallurgical Plant, Izhstal, Bratsk Ferroalloy Plant, Yakutugol, Korshunov Mining Plant, Mechel Trading and Southern Kuzbass Coal Company facilities totaling approximately 29.3 billion rubles and $100.0 million. Restructuring granted an extension of grace period, extended repayments of our debt, new interest rates, partial capitalization of interests, as well as new levels of financial covenants.

In January 2016, part of Gazprombank debt, namely $400.0 million and $200.0 million credit facilities for Southern Kuzbass Coal Company and $385.8 million and $300.0 million credit facilities for Yakutugol were converted into rubles resulting in the total debt of approximately 99.0 billion rubles. Restructuring of these converted facilities became effective.

Debt Financings in 2015

During the course of 2015, we managed to reach an agreement with a part of our major creditors such as VTB Bank, Gazprombank, Sberbank and some others on the restructuring of the group’s loan agreements including but not limited to the extension of the tenor of the loans, partial capitalization of interest payments, extension of the grace period, change of the interest rate calculation. See “— Description of Certain Indebtedness” and “Item 10. Additional Information — Material Contracts” for a summary description of the terms of these facilities.

In December 2015, Southern Kuzbass Coal Company signed settlement agreements with Sberbank on the credit facilities in the total amount of approximately $678.0 million and 3.1 billion rubles. Upon approval of these agreements by the court, all debt under Southern Kuzbass Coal Company facilities became due and payable. In April 2016, new settlement agreements with Sberbank were signed and approved by the court.

In August and December 2015, Mechel Service, Chelyabinsk Metallurgical Plant, Mechel Energo, Beloretsk Metallurgical Plant, Port Posiet, Mechel Coke and Urals Stampings Plant signed amendments to their credit facility agreements with Gazprombank for a total amount of 26.8 billion rubles (approximately $367.3 million as of December 31, 2015), providing for an extension of the grace period until April 2020 and the final maturity until April 2022. As of the date hereof, restructuring of these credit facilities is not effective as there are some outstanding conditions precedent to be fulfilled.

In August and December 2015, Yakutugol and Southern Kuzbass Coal Company signed amendments to their credit facility agreements with Gazprombank to restructure debt in a total amount of approximately $1.3 billion (approximately 93.7 billion rubles as of December 31, 2015), providing for an extension of the grace period until April 2020 and the final maturity until April 2022, as well as the conversion into Russian rubles. Restructuring of these credit facilities became effective in January 2016.

In August and December 2015, Yakutugol signed amendments to its credit facility agreement with Gazprombank to restructure debt totaling $103.1 million (approximately 7.5 billion rubles as of December 31, 2015), providing for an extension of the grace period until April 2020 and the final maturity until April 2022, as well as the conversion into Russian rubles. Restructuring became effective upon conversion of the loan amount in March 2016.

In November 2015, Mechel Service signed amendments to its credit facilities with Moscow Credit Bank to restructure debt in the total amount of $83.3 million, providing for an extension of the final maturity until February 2017.

In September 2015, Chelyabinsk Metallurgical Plant entered into an approximately 8.0 billion ruble (as calculated based on the market spot rate as of October 27, 2015) credit facility agreement with VTB Bank to refinance debts of Skyblock Limited and HBL Holding GmbH totaling $107.7 million and €14.5 million, respectively, provided by VTB Bank. The facility has a grace period until April 2017 and the final maturity until April 2020.

In September 2015, Yakutugol and Southern Kuzbass Coal Company signed amendments to their credit facility agreements with VTB Bank to restructure debt in the total amount of 15.8 billion rubles (approximately $217.1 million as of December 31, 2015), providing for an extension of the repayment grace period until April 2017 and the final maturity until April 2020. The restructuring came into effect on October 13, 2015.

In September 2015, Southern Kuzbass Coal Company signed an amendment to its credit facility agreement with VTB Bank to restructure debt totaling 1.6 billion rubles (approximately $22.6 million as of December 31, 2015), providing for an extension of the repayment grace period until April 6, 2017 and the final maturity until April 6, 2020. The restructuring came into effect on October 13, 2015.

In September 2015, Mechel signed an amendment to its credit facility agreement with VTB Bank to restructure debt in the total amount of 44.8 billion rubles (approximately $614.3 million as of December 31, 2015), providing for an extension of the repayment grace period until April 2017 and the final maturity until April 2020. The restructuring came into effect on October 13, 2015.

In September 2015, Yakutugol signed a settlement agreement with Eurasian Development Bank to restructure debt in the amount of approximately 1.9 billion rubles (approximately $25.5 million as of December 31, 2015). The final maturity of the credit facility agreement was extended until June 2018.

Debt Financings in 2014

During the course of 2014, we obtained or amended the following major debt financings. See “— Description of Certain Indebtedness” and “Item 10. Additional Information — Material Contracts” for a summary description of the terms of these facilities.

In July 2014, Yakutugol and Southern Kuzbass Coal Company entered into amendments to their credit facility agreements with VTB Bank to refinance debt in the total amount of 15.8 billion rubles (approximately $281.3 million as of December 31, 2014), providing for an extension of the repayment grace period until April 2015 and the final maturity until April 2018. The loan was restructured in October 2015.

In May 2014, Mechel entered into an amendment to its credit facility agreement with VTB Bank to refinance debt in the amount of 40.0 billion rubles (approximately $711.0 million as of December 31, 2014), providing for an extension of the repayment grace period until April 2015 and the final maturity until April 2018. VTB Bank also provided an additional loan for redemption of ruble bonds in the amount of up to 3.8 billion rubles (approximately $67.3 million as of December 31, 2014). The loan was restructured in October 2015.

In May 2014, Southern Kuzbass Coal Company entered into an amendment to its facility agreement with VTB Bank to refinance debt in the amount of 1.6 billion rubles (approximately $28.4 million as of December 31, 2014), providing for an extension of the repayment grace period until April 2015 and the final maturity until April 2018. The loan was restructured in October 2015.

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

In December 2013, our subsidiaries Yakutugol and Southern Kuzbass Coal Company and a syndicate of banks coordinated by ING Bank N.V., Société Générale and VTB Capital Plc entered into an amendment agreement to the existing pre-export facility agreements for a total amount of $1.0 billion. The amendments provide that the loan, which was entering the repayment phase in December 2013, will be repayable in equal monthly installments until December 2016 following a grace period of 12 months ending in December 2014.

In December 2013, several of our subsidiaries and Sberbank entered into separate amendments to their loan agreements totaling 26.6 billion rubles (approximately $808 million) for the restructuring and refinancing of existing indebtedness and working capital. Of this amount, Chelyabinsk Metallurgical Plant accounted for 21.5 billion rubles (approximately $655.9 million) and Mechel Trading, Izhstal, Southern Kuzbass Coal Company, Yakutugol, Korshunov Mining Plant and Bratsk Ferroalloy Plant accounted for, in the aggregate, 5.1 billion rubles (approximately $156.2 million). The facilities totaling 13.4 billion rubles (approximately $410.7 million) have a tenor of five years with a repayment grace period until March 28, 2015. In February and March 2016, our subsidiaries signed restructuring agreements with Sberbank.

In October 2013, our subsidiary Elgaugol entered into a $150.0 million bridge facility with Vnesheconombank with a tenor of six months for the development of the Elga coal complex. As of December 31, 2015, the overdue principal and the overdue interest amounted to $146.4 million and approximately $3.0 million (approximately 10.7 billion rubles and 215.2 million rubles), respectively. In March 2016, the overdue interest was fully repaid. See also “Item 10. Additional Information — Material Contracts — Project Finance — Credit Facility for Elgaugol from Vnesheconombank.”

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

In April 2013, Mechel entered into a 40.0 billion ruble (approximately $1.3 billion) credit facility agreement with VTB Bank for a period of five years. The facility allowed a 15-month grace period and was to be repaid in equal installments on a quarterly basis. The proceeds were used to refinance existing indebtedness with VTB Bank as well as to refinance other obligations of the companies within our group (including redemption of ruble bonds). In May 2014, we signed amendments with VTB Bank to refinance the facility, providing for an extension of grace period until April 2015 and final maturity until April 2018.

In April 2013, our subsidiaries Beloretsk Metallurgical Plant and Urals Stampings Plant entered into revolving credit facilities with Gazprombank for a total amount of 3.3 billion rubles (approximately $106.9 million). The purpose of the facilities was working capital financing. Initially, the term of the facilities was three years with the term of each tranche of up to 24 months. The credit facility agreements were restructured in August and December 2015.

In April 2013, our subsidiaries Southern Kuzbass Coal Company and Yakutugol entered into separate non-revolving credit facility agreements with Gazprombank for a total amount of $889.0 million: $400.0 million was made available to Southern Kuzbass Coal Company and $489.0 million was made available to Yakutugol, both for a period of up to five years with a three-year grace period obtained for the purpose of funding operational activities and refinancing of short-term debt provided by Gazprombank. As of December 31, 2015, the amount outstanding under the Southern Kuzbass Coal Company facility was $400.0 million and the amount outstanding under the Yakutugol facility was $385.8 million. The credit facility agreements were restructured and converted into rubles in January 2016. As a result, the debt of Southern Kuzbass Coal Company and Yakutugol amounted to a total of approximately 60.9 billion rubles.

In March and April 2013, our subsidiary Mecheltrans entered into two non-revolving credit facilities with Moscow Credit Bank for a total amount of $88 million for a period of one year each with a bullet repayment. The facilities were provided for the purpose of working capital financing. In May 2013, the facilities amount was increased to $105 million. In April 2014, we extended the maturity of the facilities until December 2014 and replaced the borrower with Mechel Service. In December 2014, the maturity of the facilities was extended until February 2016. In November 2015, the maturity was further extended until February 2017.

Debt Financings in 2012

During the course of 2012, we obtained or amended the following major debt financings. See “— Description of Certain Indebtedness” and “Item 10. Additional Information — Material Contracts” for a summary description of the terms of these facilities.

In December 2012, our subsidiaries Yakutugol and Southern Kuzbass Coal Company and a syndicate of banks coordinated by ING Bank N.V., Société Générale, UniCredit, JSCB Rosbank and ABN AMRO Bank N.V. entered into an amendment and restatement agreement to the existing pre-export facility agreements for a total amount of $1.0 billion. The amendments provided an extension of repayment grace period under the loan until December 2013. The loan was subsequently amended in December 2013.

In December 2012, following the repayment of the initial drawdown under a revolving credit line extended to Mechel Trading by Sberbank under a long-term framework agreement entered into in October 2011, Mechel Trading re-drew $100.0 million under this credit line. In December 2013, the facility was restructured for a further period of five years.

In October 2012, Southern Kuzbass Coal Company obtained four non-revolving credit lines for five years from Sberbank for a total amount of 24.0 billion rubles (approximately $772.3 million) with a three-year grace period. The purpose of the credit lines was working capital financing. In December 2015, Southern Kuzbass Coal Company signed settlement agreements which were approved by the court.

In April 2012, we extended our existing loans from VTB Bank for Yakutugol and Southern Kuzbass Coal Company in the total amount of approximately $460.0 million for a period of up to three years. In July 2014, Yakutugol and Southern Kuzbass Coal Company signed amendments to the loan agreements, providing for an extension of grace period until April 2015 and final maturity until April 2018.

In April 2012, our subsidiaries Southern Kuzbass Coal Company and Yakutugol entered into separate non-revolving credit facility agreements with Gazprombank for a total amount of $500.0 million for a period of up to five years for the purpose of funding operational activities and refinancing our short-term debt. As of December 31, 2015, the amount outstanding under the Southern Kuzbass Coal Company facility was $200.0 million and the amount outstanding under the Yakutugol facility was $300.0 million. The credit facility agreements were restructured and converted into rubles in January 2016. As a result, the debt of Southern Kuzbass Coal Company and Yakutugol amounted to a total of approximately 38.1 billion rubles.

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

In October 2011, our subsidiary Mechel Energo obtained a credit line for two years from Gazprombank in the amount of 3.0 billion rubles (approximately $102.1 million). The credit line was provided for the purpose of financing our day-to-day operations. In May 2012, we extended the credit line for up to 3.5 years and the amount of the credit line was increased up to 5.0 billion rubles. In December 2015, Mechel Energo’s debt in the amount of 3.6 billion rubles was partially transferred to the other borrowers: 1.4 billion rubles to Chelyabinsk Metallurgical Plant, 2.0 billion rubles to Southern Kuzbass Coal Company and 0.2 billion rubles to Urals Stampings Plant. The rest of 1.4 billion rubles remained at Mechel Energo. The transfer of the debt came into effect on December 4, 2015.

In October 2011, our subsidiary Mechel Trading obtained a credit facility in the amount of $180.0 million to refinance a portion of our short-term loans. The loan was provided by a syndicate of banks, ING Bank N.V., Barclays Capital Inc. and ZAO Unicredit Bank, for a period of three years with 18-month grace period. In May 2014, the facility was fully repaid.

In June 2011, Yakutugol obtained a non-revolving credit line for five years from Eurasian Development Bank in the amount of 2.8 billion rubles (approximately $95.3 million) with a 24-month grace period for the sole purpose of financing the development of the Elga coal deposit. The loan was restructured in September 2015.

In June 2011, we completed placement of our non-convertible interest-bearing bonds of the 17th, 18th and 19th series in the aggregate amount of 15.0 billion rubles. The proceeds were used to refinance our short-term debt.

In March 2011, our subsidiary Chelyabinsk Metallurgical Plant obtained a revolving credit line for a period of 1.5 years from Gazprombank in the amount of 6.0 billion rubles (approximately $204.2 million) for the purpose of working capital financing. In September 2011, the available limit was increased up to 11.0 billion rubles (approximately $374.3 million) and the period was extended up to five years. In May 2012, we extended the credit line for up to five years and the amount of the credit line was reduced to 6.0 billion rubles. The credit facility agreement was restructured in August and December 2015.

In March 2011, our subsidiary Mechel Service obtained a revolving credit line from Gazprombank totaling 3 billion rubles (approximately $102.1 million) for a period of 1.5 years. The purpose of the credit line was working capital financing. In October 2011, we agreed with the lender to increase the amount of the credit line up to 4.0 billion rubles (approximately $136.1 million) and extend its period up to two years. In May 2012, we extended the credit line for up to 3.5 years and the amount of the credit line was increased up to 11.0 billion rubles. In February 2016, Mechel Service’s debt in the amount of 9.6 billion rubles was partially transferred to the other borrowers: 1.4 billion rubles to Chelyabinsk Metallurgical Plant, 6.5 billion rubles to Southern Kuzbass Coal Company, 1.4 billion rubles to Mechel Coke and 0.3 billion rubles to Urals Stampings Plant. The rest of 1.4 billion rubles remained at Mechel Service. The transfer of the debt came into effect on February 4, 2016.

In February 2011, our subsidiary Mechel Trading House obtained a revolving credit line from Gazprombank totaling 3 billion rubles (approximately $102.1 million) for a period of 1.5 years. The purpose of the loan was to finance the working capital of the company. In October 2011, the amount of the credit line was increased up to 4.0 billion rubles (approximately $136.1 million) and the term was extended for a period of up to two years. In April 2012, the parties agreed to terminate the facility.

In February 2011, we completed two placements of our non-convertible interest-bearing bonds of the 15th and 16th series in the aggregate amount of 10.0 billion rubles. The proceeds were used to fund the working capital of our group, to refinance the existing loan agreements, as well as to finance the construction of the Elga coal complex and other investment projects of our group. In 2014-2015, the 15th and 16th series were redeemed for the total amount of approximately 8.3 billion rubles.

On February 7, 2011, our subsidiary Southern Kuzbass Coal Company obtained a credit line in the amount of 6.2 billion rubles (approximately $211.0 million) to finance the construction of the second stage of Sibirginskaya Underground. The loan had been provided by TransCreditBank OAO (now VTB Bank) for a period of five years with an amortized monthly repayment starting on February 2014 until December 2015 and was to be repaid in full by February 6, 2016. In May 2014, we signed amendments to the loan agreement to extend the repayment grace period until April 2015 and the final maturity until April 2018. As of December 31, 2014, the amount outstanding under the facility was 1.6 billion rubles (approximately $28.4 million).

Restrictive Covenants

Almost all of our loan agreements contain a number of covenants and restrictions. Such covenants and restrictions include, but are not limited to, various financial ratios, limitations on amount of debt (including indebtedness of certain companies within our group), minimum value of shareholder equity, various information and certain other covenants, as well as acceleration and cross-default provisions. The covenants also include limitations on the amount of dividends on our common and preferred shares, and amounts that can be spent for capital expenditures, new investments and acquisitions. Unless a breach is remedied or a waiver is obtained, a breach of such covenants and restrictions generally permits lenders to demand accelerated repayment of principal and interest under their respective loan agreements. In addition, in the event of a payment default or the violation of certain other covenants and restrictions, creditors under other loan agreements can demand accelerated repayment of principal and interest under such other loan agreements pursuant to the cross-default provisions in such other agreements. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Our failure to comply with the payment and other obligations in our credit facilities caused some of our creditors to accelerate amounts due under their loan agreements and such failure, or like failure in the future, may cause the acceleration of our other outstanding debt, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — If we are unable to restructure all of our indebtedness or fail to comply with the new terms of the restructured indebtedness, our lenders may claim for accelerated repayment, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects” and “Item 3. Key Information — Risk Factors — Risks Relating

to Our Financial Condition and Financial Reporting — We have a substantial amount of outstanding indebtedness with restrictive financial covenants and most shares and assets in our subsidiaries are pledged.”

The table below sets out the requirements of our most significant restrictive debt covenants and the actual ratios/amounts as of December 31, 2015.

Restrictive Covenant	Requirement	Actual as of December 31, 2015
Mechel’s Adjusted Shareholder Equity	Shall be greater than or equal to $3.0 billion (RUB 218,648 million as of December 31, 2015)	Negative RUB 42,384 million
Mechel’s Net Borrowings	Shall not exceed $10.0 billion (RUB 728,827 million as of December 31, 2015)	RUB 492,903 million
Mechel’s Net Borrowings to EBITDA ratio	Shall not exceed 9.75:1	11.2:1
Mechel’s Total Borrowings to EBITDA ratio	Shall not exceed 9.5:1	11.2:1
Mechel’s EBITDA to Net Interest Expense ratio	Shall not be less than 1.15:1	0.8:1
Mechel’s EBITDA to Consolidated Financial Expense ratio	Shall not be less than 0.9:1	0.8:1

As of December 31, 2015, we were in breach of almost all major financial covenants contained in the group’s loan agreements, except for the targeted amount of Net Borrowings.

As of December 31, 2015, Mechel Mining’s financial covenants were not tested.

As of December 31, 2015 and as of the date hereof, we did not remedy or obtain the required waivers with respect to the breaches of the financial covenants under the applicable loan agreements.

In addition, as of December 31, 2015, we were in breach of a number of non-financial covenants under most of our credit facilities, including but not limited to facilities from VTB Bank, Gazprombank and Sberbank, as well as under the Pre-Export Facility Agreements. Such covenant breaches include, among others, the violation of negative pledge restrictions, the breach of maximum thresholds for unpaid liabilities and the existence of dispute resolution proceedings against various companies of the group with claims exceeding permitted thresholds.

Finally, as of December 31, 2015, we failed to pay scheduled principal and interest amounts within the prescribed grace periods under most of our loans, including but not limited to loans from Gazprombank and Sberbank, as well as under the Pre-Export Facility Agreements, and such amounts exceeded permitted thresholds.

As of December 31, 2015 and as of the date hereof, we did not remedy or obtain the required waivers with respect to the failure to pay the amounts due and the breaches of the non-financial covenants under the applicable loan agreements.

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

The failure to pay amounts due, the non-compliance with financial and non-financial covenants and the triggering of the cross-default provisions resulted in the reclassification of our group’s long-term debt into short-term liabilities in the amount of RUB 175,743 million as of December 31, 2015.

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

To forecast key product prices, exchange rates dynamics and inflation rates we use a wide variety of sources including the following institutions: Ministry of Economic Development of the Russian Federation, leading investment banks, Platts, CRU, Metal Expert, RasMin, Rudprom, World Bank, Oxford Economics, Consensus Economics, etc. — along with our own estimates.

As of December 31, 2015, we projected the following covenant ratios for the forthcoming six-month and 12-month periods, which we are required to comply with under our most significant loan agreements:

Restrictive Covenant	Requirement	Projection as of June 30, 2016	Projection as of December 31,2016
Mechel’s Net Assets	Shall be greater than or equal to Mechel’s share capital (RUB 4,163 million as of December 31, 2015)	Negative RUB 265,379 million	Negative RUB 268,375 million
Mechel’s Net Borrowings to EBITDA ratio	Shall not exceed 9.0:1	10.2:1	11.4:1
Mechel’s Total Borrowings to EBITDA ratio	Shall not exceed 7.5:1	10.2:1	11.4:1
Mechel’s EBITDA to Net Interest Expense ratio	Shall not be less than 1.25:1	1.0:1	1.0:1
Mechel’s EBITDA to Consolidated Financial Expense ratio	Shall not be less than 1.25:1	1.0:1	1.0:1

The significant assumptions underlying our debt covenant determination are projected product prices, sales volumes, cost dynamics, inflation rates and discount rates. Some of these assumptions may materially deviate from our historical results primarily due to the market downturns and economic slowdowns in the recent years. All these material assumptions are based on our projections and are subject to risk and uncertainty. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Our failure to comply with the payment and other obligations in our credit facilities caused some of our creditors to accelerate amounts due under their loan agreements and such failure, or like failure in the future, may cause the acceleration of our other outstanding debt, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects.”

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

Credit Facility Agreement for Yakutugol from Gazprombank

General

On February 6, 2009, our subsidiary Yakutugol entered into a credit facility agreement with Gazprombank for a total amount of $550.0 million for the purposes of funding financial and operating activities, including funding affiliates and credit repayments. The facility was initially repayable in quarterly installments starting from the first quarter of 2010 through the first quarter of 2012, however in February 2010 the final maturity was extended until February 2015.

As of December 31, 2014, the amount outstanding under the credit facility was $103.1 million. In August and December 2015, Yakutugol signed amendments to the credit facility agreement with Gazprombank to restructure debt totaling $103.1 million, providing for an extension of the grace period until April 2020 and the final maturity until April 2022. In March 2016, the loan amount was converted into rubles resulting in the debt of 6.9 billion rubles. Restructuring of the credit facility became effective.

As of December 31, 2015, the overdue principal and the overdue interest under the facility amounted to $103.1 million and $8.2 million (approximately 7.5 billion rubles and 594.1 million rubles), respectively. All overdue interest shall be repaid until the end of March 2017.

Interest rate and interest period

Starting from the effective date, the interest is payable at the CBR key rate plus 1.5% per year. The lender may change the interest rate on the CBR key rate plus 3.5% per year if the borrower fails to meet certain additional conditions, including obtaining similar terms with Sberbank and VTB Bank. During the grace period, we apply the rate of 8.75% for interest repayment. The remaining unpaid interests are being capitalized and paid in accordance with the principal repayment schedule.

Repayment and prepayments

The final maturity date is April 20, 2022. Repayment is to be made in equal monthly installments starting from April 4, 2020. The lender may change the final maturity date on April 20, 2020 if the borrower fails to meet certain additional conditions, including obtaining similar terms with Sberbank and VTB Bank. In this case repayment is to be made in equal monthly installments starting from April 4, 2017.

The borrower may prepay the loan in full or in part with a 30 day prior notice to the lender.

Guarantee

The borrower’s obligations under the credit facility are guaranteed by Mechel Mining, Mechel Carbon, Korshunov Mining Plant, Urals Stampings Plant, Chelyabinsk Metallurgical Plant, Mechel and Southern Kuzbass Coal Company.

Security

The borrower’s obligations are secured by a pledge of 25%+1 share in each of Southern Kuzbass Coal Company, Korshunov Mining Plant, Port Posiet, Izhstal, Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and Urals Stampings Plant, 50%+1 share in Yakutugol and 25% in Port Temryuk. In March 2016, we mortgaged the Ulak-Elga rail line under the credit facility agreement.

Covenants and other matters

For the relevant period ending on December 31, 2015, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreement, Mechel group’s ratio of total borrowings to EBITDA shall not exceed 7.5:1 in 2016, 5.5:1 in 2017, 4.5:1 in 2018, 3.5:1 in 2019 and 3.0:1 in 2020. Mechel group’s ratio of EBITDA to consolidated financial expense shall not be less than 1.25:1 in 2016, 1.50:1 in 2017, 1.75:1 in 2018, 2.0:1 in 2019 and 2.5:1 in 2020. During the period from 2017 to 2020, we also have to comply with the ratios of operational cash flow to EBITDA and EBITDA to revenues at the levels of 80% and 20%, respectively.

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

In September 2015, Yakutugol and Southern Kuzbass Coal Company signed amendments to their credit facility agreements with VTB Bank to restructure debt in the total amount of 15.8 billion rubles (approximately $217.1 million as of December 31, 2015), providing for an extension of the repayment grace period until April 2017 and the final maturity until April 2020. The restructuring came into effect on October 13, 2015.

As of December 31, 2015, Yakutugol and Southern Kuzbass Coal Company had overdue penalty in the amount of 1.6 million rubles and 2.8 million rubles, respectively. We have requested the lender to write off the overdue penalty.

Interest rate and interest period

Interest under the credit facilities is payable at the CBR key rate plus 2.35% per year until January 6, 2018; and at the CBR key rate plus 2.99% per year from January 7, 2018. The lender may increase the interest rate by 1% per year if the borrowers fail to meet certain obligations under the credit facilities.

Repayment and prepayments

The final maturity of the credit facilities for both Southern Kuzbass Coal Company and Yakutugol is April 6, 2020. Each of the facilities is to be repaid in equal monthly installments starting on April 6, 2017. Prepayment for all or part of the loan amounts is allowed subject to simultaneous compliance with certain requirements.

Guarantee

The borrowers’ obligations are guaranteed by Mechel Mining, Mechel Carbon, Mechel Carbon Singapore, Mechel Trading, Korshunov Mining Plant, Urals Stampings Plant, Chelyabinsk Metallurgical Plant, Mechel and cross guarantee between Southern Kuzbass Coal Company and Yakutugol.

Security

The borrowers’ obligations are secured by a pledge of 25%-3 shares of Yakutugol, 25%+1 share of Southern Kuzbass Coal Company and 25%+1 share of Korshunov Mining Plant.

Covenants and other matters

For the relevant period ending on December 31, 2015, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreements, Mechel group’s ratio of net borrowings to EBITDA shall not exceed 9.00:1 until December 31, 2016, 8.00:1 until December 31, 2017, 7.00:1 until December 31, 2018, 6.00:1 until December 31, 2019, 5.00:1 until December 31, 2020 and thereafter. Mechel group’s ratio of EBITDA to net interest expense shall not be less than 1.25:1 until December 31, 2016, 1.50:1 until December 31, 2017, 1.75:1 until December 31, 2018, 2.00:1 until December 31, 2019, 2.25:1 until December 31, 2020 and thereafter. Financial covenants are tested semi-annually.

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

Credit Facility Agreement for Chelyabinsk Metallurgical Plant from Sberbank

General

On October 13, 2010, Sberbank opened a credit line for Chelyabinsk Metallurgical Plant for the total amount of 15.0 billion rubles (approximately $493.9 million) to refinance short-term debt. On December 19, 2013, the borrower and Sberbank entered into an amendment to the loan agreement by extending the term of the facility by five years with a repayment grace period until March 30, 2015 and amending the security structure. As of December 31, 2015, the facility was fully drawn.

In February 2016, Chelyabinsk Metallurgical Plant signed an amendment to its credit facility agreement with Sberbank to restructure debt in the total amount of 15.0 billion rubles, providing for an extension of the repayment grace period until April 2017 and the final maturity until April 2020. The grace period will be extended until January 2020 and the final maturity until April 2022, if we obtain similar terms with Gazprombank and VTB Bank. The amendment became effective upon signing, however, failure to comply with certain terms will lead to termination of the amendment. All overdue interest payments shall be capitalized, except for agreed amount which shall be paid.

As of December 31, 2015, the overdue principal and the overdue interest under the facility amounted to 9.0 billion rubles and 994.3 million rubles, respectively.

Interest rate and interest period

Starting from January 1, 2016, the interest under the credit facility is payable at the CBR key rate plus 3.5% per year, then starting from April 1, 2016, the interest is payable at the CBR key rate plus 1.5% per year. The lender may change the interest rate to the CBR key rate plus 3.5% per year if the borrower fails to obtain similar terms with Gazprombank and VTB Bank. During the grace period, we apply the rate of 8.75% for interest repayment. The remaining unpaid interests are being capitalized and paid at the final maturity date.

Repayment and prepayments

Should we obtain similar terms with Gazprombank and VTB Bank, the final maturity date shall be extended until April 10, 2022. In October 2016, the payment of 3.7 billion rubles shall be made and in October 2017 the payment of 5.2 billion rubles shall be made. The remaining amount is payable in equal monthly installments starting from April 10, 2017 or January 10, 2020 (if the extension from Gazprombank and VTB Bank is obtained). The borrower may prepay the loan in full or in part with prior notice to the lender.

Guarantee

The borrower’s obligations under the credit facility agreement are guaranteed by Mechel, Mecheltrans, Mechel Service, Bratsk Ferroalloy Plant, Izhstal, Yakutugol, Korshunov Mining Plant, Southern Kuzbass Coal Company, Mechel Trading and Mechel Mining.

Security

Starting from March 2016, the credit facility shares one security package with other credit facilities: a pledge of 25%+1 share of Mechel Mining, a pledge of 25%+1 share of Beloretsk Metallurgical Plant, pledges of movable assets and mortgage over immovable assets of other Sberbank borrowers within Mechel group.

Covenants and other matters

For the relevant period ending on December 31, 2015, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreement, Mechel group’s ratio of total borrowings to EBITDA shall not exceed 7.5:1 as of June 30, 2016 and December 31, 2016, 5.5:1 as of June 30, 2017 and December 31, 2017, 4.5:1 as of June 30, 2018 and December 31, 2018, 3.5:1 as of June 30, 2019 and December 31, 2019, 3.0:1 as of June 30, 2020 and thereafter. Mechel group’s ratio of EBITDA to consolidated financial expense shall not fall below 1.25:1 as of June 30, 2016 and December 31, 2016, 1.5:1 as of June 30, 2017 and December 31, 2017, 1.75:1 as of June 30, 2018 and December 31, 2018, 2.0:1 as of June 30, 2019 and December 31, 2019, 2.5:1 as of June 30, 2020 and thereafter.

The credit facility agreement contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreement is governed by Russian law.

Credit Facility for Mechel Trading from Sberbank

General

In December 2013, Mechel Trading and Sberbank entered into an amendment to the existing $100.0 million credit facility (two tranches for $25.0 million and $75.0 million) by extending the term of the facility by five years with a repayment grace period until March 2015 and amending the security structure. The purpose of the credit facility was working capital, intra-group and pre-export financing. As of December 31, 2015, the facility was fully drawn.

In February 2016, Mechel Trading signed an amendment to its credit facility with Sberbank to restructure debt totaling $100.0 million, providing for an extension of the repayment grace period until April 2017 and the final maturity until April 2020. The grace period will be extended until January 2020 and the final maturity until April 2022, if we obtain similar terms with Gazprombank and VTB Bank. The amendment became effective upon signing, however, failure to comply with certain terms will lead to termination of the amendment. All overdue interest payments shall be capitalized, except for agreed amount which shall be paid.

As of December 31, 2015, the overdue principal and the overdue interest under the facility amounted to $20.0 million and $4.3 million (approximately 1.5 billion rubles and 311.2 million rubles), respectively.

Interest rate and interest period

The interest rate under both tranches is payable quarterly at 3-month LIBOR plus a margin of 7%. Starting from January 1, 2016 and during the grace period, we apply the rate of 3-month LIBOR plus a margin of 5% for interest repayment. The remaining unpaid interests are being capitalized and paid at the final maturity date.

Repayment and prepayments

Should we obtain similar terms with Gazprombank and VTB Bank, the final maturity date shall be extended until April 10, 2022. The repayment is to be made in equal monthly installments starting from April 10, 2017 or January 10, 2020 (if the extension from Gazprombank and VTB Bank is obtained). The borrower may prepay the loan in full or in part with prior notice to the lender.

Guarantee

The borrower’s obligations under the credit facility are guaranteed by Mechel, Mecheltrans, Mechel Service, Bratsk Ferroalloy Plant, Izhstal, Yakutugol, Korshunov Mining Plant, Southern Kuzbass Coal Company, Mechel Trading and Mechel Mining.

Security

Starting from March 2016, the credit facility shares one security package with other credit facilities: a pledge of 25%+1 share of Mechel Mining, a pledge of 25%+1 share of Beloretsk Metallurgical Plant, pledges of movable assets and mortgage over immovable assets of other Sberbank borrowers within Mechel group.

Covenants and other matters

For the relevant period ending on December 31, 2015, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreement, Mechel group’s ratio of total borrowings to EBITDA shall not exceed 7.5:1 as of June 30, 2016 and December 31, 2016, 5.5:1 as of June 30, 2017 and December 31, 2017, 4.5:1 as of June 30, 2018 and December 31, 2018, 3.5:1 as of June 30, 2019 and December 31, 2019, 3.0:1 as of June 30, 2020 and thereafter. Mechel group’s ratio of EBITDA to consolidated financial expense shall not fall below 1.25:1 as of June 30, 2016 and December 31, 2016, 1.5:1 as of June 30, 2017 and December 31, 2017, 1.75:1 as of June 30, 2018 and December 31, 2018, 2.0:1 as of June 30, 2019 and December 31, 2019, 2.5:1 as of June 30, 2020 and thereafter.

The credit facility agreement contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreement is governed by Russian law.

Credit Facility Agreement for Chelyabinsk Metallurgical Plant from Sberbank

General

On December 19, 2013, Sberbank opened a credit line for Chelyabinsk Metallurgical Plant in a total amount of 12.4 billion rubles for a period of five years with a repayment grace period until March 28, 2015. The purpose of the credit line was redemption of Mechel’s bonds and financing of day-to-day operations. As of December 31, 2015, the facility was fully drawn.

In February 2016, Chelyabinsk Metallurgical Plant signed an amendment to its credit facility agreement with Sberbank to restructure debt in the total amount of 12.4 billion rubles, providing for an extension of the repayment grace period until April 2017 and the final maturity until April 2020. The grace period will be extended until January 2020 and the final maturity until April 2022, if we obtain similar terms with Gazprombank and VTB Bank. The amendment became effective upon signing, however, failure to comply with certain terms will lead to termination of the amendment. All overdue interest payments shall be capitalized, except for agreed amount which shall be paid.

As of December 31, 2015, Chelyabinsk Metallurgical Plant had the overdue principal in the amount of 2.5 billion rubles and the overdue interest in the amount of 991.6 million rubles.

Interest rate and interest period

Starting from January 1, 2016, the interest under the credit facility is payable at the CBR key rate plus 3.5% per year, then starting from April 1, 2016, the interest is payable at the CBR key rate plus 1.5% per year. The lender may change the interest rate to the CBR key rate plus 3.5% per year if the borrower fails to obtain similar terms with Gazprombank and VTB Bank. During the grace period, we apply the rate of 8.75% for interest repayment. The remaining unpaid interests are being capitalized and paid at the final maturity date.

Repayment and prepayments

Should certain conditions be fulfilled the final maturity date is April 10, 2022. In October 2016, the payment of 1.2 billion rubles shall be made. The remaining amount is payable in equal monthly installments starting from April 10, 2017 or January 10, 2020 (if the extension from Gazprombank and VTB Bank is obtained). The borrower may prepay the loan in full or in part with prior notice to the lender.

Guarantee

The borrower’s obligations under the credit facility agreement are guaranteed by Mechel, Mecheltrans, Mechel Service, Bratsk Ferroalloy Plant, Izhstal, Yakutugol, Korshunov Mining Plant, Southern Kuzbass Coal Company, Mechel Trading and Mechel Mining.

Security

Starting from March 2016, the credit facility shares one security package with other credit facilities: a pledge of 25%+1 share of Mechel Mining, a pledge of 25%+1 share of Beloretsk Metallurgical Plant, pledges of movable assets and mortgage over immovable assets of other Sberbank borrowers within Mechel group.

Covenants and other matters

For the relevant period ending on December 31, 2015, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreement, Mechel group’s ratio of total borrowings to EBITDA shall not exceed 7.5:1 as of June 30, 2016 and December 31, 2016, 5.5:1 as of June 30, 2017 and December 31, 2017, 4.5:1 as of June 30, 2018 and December 31, 2018, 3.5:1 as of June 30, 2019 and December 31, 2019, 3.0:1 as of June 30, 2020 and thereafter. Mechel group’s ratio of EBITDA to consolidated financial expense shall not fall below 1.25:1 as of June 30, 2016 and December 31, 2016, 1.5:1 as of June 30, 2017 and December 31, 2017, 1.75:1 as of June 30, 2018 and December 31, 2018, 2.0:1 as of June 30, 2019 and December 31, 2019, 2.5:1 as of June 30, 2020 and thereafter.

The credit facility agreement contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreement is governed by Russian law.

Credit Facility Agreement for Chelyabinsk Metallurgical Plant from VTB Bank

General

In September 2015, Chelyabinsk Metallurgical Plant entered into an approximately 8.0 billion ruble (as calculated based on the market spot rate as of October 27, 2015) credit facility agreement with VTB Bank to refinance debts of Skyblock Limited totaling $107.7 million, which consists of principal and interest in the amount of $101.9 million and $5.8 million, respectively, and HBL Holding GmbH totaling €14.5 million, provided by VTB Bank. The facility has a grace period until April 2017 and the final maturity until April 2020.

Interest rate and interest period

The interest rate under the credit facility is set at the level of the CBR key rate plus 2.35% per year until January 6, 2018 and from January 7, 2018 at the level of the CBR key rate plus 2.99% per year. The lender may increase the interest rate by 1% per year if the borrower fails to meet certain obligations under the facility.

Repayment and prepayments

The credit facility is repayable in equal monthly installments starting on April 6, 2017. The final maturity date is April 6, 2020. The borrower may prepay the loan in full or in part subject to simultaneous compliance with certain requirements.

Guarantee

The borrower obligations are guaranteed by Southern Kuzbass Coal Company, Korshunov Mining Plant, Urals Stampings Plant, Mechel, Yakutugol, Mechel Mining, Mechel Trading, Mechel Carbon Singapore and Mechel Carbon.

Security

The borrower obligations are secured by a pledge of 25%-3 shares of Yakutugol, 25%+1 share of Southern Kuzbass Coal Company and 25%+1 share of Korshunov Mining Plant.

Covenants and other matters

For the relevant period ending on December 31, 2015, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreement, Mechel group’s ratio of net borrowings to EBITDA shall not exceed 9.00:1 until December 31, 2016, 8.00:1 until December 31, 2017, 7.00:1 until December 31, 2018, 6.00:1 until December 31, 2019, 5.00:1 until December 31, 2020 and thereafter. Mechel group’s ratio of EBITDA to net interest expense shall not be less than 1.25:1 until December 31, 2016, 1.50:1 until December 31, 2017, 1.75:1 until December 31, 2018, 2.00:1 until December 31, 2019, 2.25:1 until December 31, 2020 and thereafter. Financial covenants are tested semi-annually.

The credit facility contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults relating to other debt, as well as limitations on payment of dividends, acquisitions and disposals and non-core transactions.

The credit facility agreement is governed by Russian law.

Russian bonds

On July 30, 2009, we placed series 04 non-convertible interest-bearing bonds in an aggregate principal amount of 5.0 billion rubles. The bonds are registered with the FFMS and admitted to trading and listed at

MICEX. The bonds are secured by a guarantee from Yakutugol. The proceeds were used to fund the construction of the Elga coal complex. The bonds are due on July 21, 2016. The bonds bear a coupon to be paid quarterly. The interest rate for the first 12 coupons was set at 19% per annum, for the 13-16 coupons was set at 11.25% per annum, for the 17-22 coupons was set at 13% per annum, for the 23-24 coupons was set at 8% per annum and for the 25-28 coupons was set at 2% per annum. We will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to demand that we redeem the bonds at par value before each such coupon period starts. The bondholders are also entitled to demand early redemption of the bonds in certain other cases specified in the decision of issuance of the bonds, including when we fail to pay coupon on any of our bonds for more than 7 days or fail to repay the principal on any of our bonds for more than 30 days, or when we default on or are required to redeem any of our bonds. The bonds are included on the CBR Lombard list; if the CBR excludes the bonds from this list, the bondholders may also demand early redemption of the bonds. We partially redeemed the bonds ahead of maturity on July 29, 2013 in the amount of 1.349 billion rubles, on January 27, 2014 in the amount of 1.276 billion rubles, on July 28, 2014 in the amount of 858 million rubles, on January 26, 2015 in the amount of 325 million rubles and on July 27, 2015 in the amount of 372.43 million rubles.

On September 7, 2010, we placed series 13 and series 14 non-convertible interest-bearing bonds in an aggregate principal amount of 10.0 billion rubles. The bonds are registered with the FFMS and admitted to trading and listed at MICEX. The proceeds were used to fund the working capital of our group, refinance the existing loan agreements, as well as to finance the construction of the Elga coal complex and other investment projects of our group. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 10 coupons was set at 10% per annum. We will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to demand that we redeem the bonds at par value before each such coupon period starts. The bondholders are also entitled to demand early redemption of the bonds in certain other cases specified in the decision of issuance of the bonds, including when we fail to pay coupon on any of our bonds for more than 7 days or fail to repay the principal on any of our bonds for more than 30 days, or when we default on or are required to redeem any of our bonds. In September 2015, we restructured the debt on series 13 and series 14 bonds. We were entitled to redeem the bonds on September 3, 2015, but failed to fulfill our obligations. On September 14, 2015, we published public irrevocable offers through which the bondholders were proposed to amend current schedules of redemption of the bonds and to waive the right to demand early redemption of the bonds. On September 17, 2015, the majority of the owners of the bonds series 13 and series 14 approved the new conditions at the general meeting of bondholders. On October 21, 2015, the CBR registered amendments to the equity documents. In accordance with the new conditions, the interest rate for the 11 coupon is set at 15% per annum and for the following coupon periods is determined by a formula based on the CBR key rate. The interest rate for the 12-13 coupons is set at (15%+(key rate+4%))/2, for the 14-15 coupons is set at (14%+(key rate +4%))/2, for the 16-17 coupons is set at (13%+(key rate +4%))/2 and for the 18-19 coupons is set at (12%+(key rate +4%))/2. We have to redeem the bonds amounting up to 500 thousand bonds of each series on September 28, 2015 and amounting up to 250 thousand bonds of each series on March 1, 2016 and August 31, 2016. We will gradually redeem the par value of both series of the bonds: 10% of par value on February 28, 2017, August 29, 2017 and February 27, 2018, 15% of par value on August 28, 2018 and February 26, 2019 and 20% of par value on August 27, 2019 and February 25, 2020. The bonds are due on February 25, 2020. On September 28, 2015, we partially redeemed the bonds of both series in the total amount of 999.34 million rubles which equaled to 999,341 bonds. On March 1, 2016, we partially redeemed the bonds of both series in the total amount of 485.1 million rubles which equaled to 485,089 bonds.

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

Contractual Obligations and Commercial Commitments

The following table sets forth the amount of our contractual obligations and commercial commitments as of December 31, 2015.

		Payments Due by Period
Contractual Obligations and Commercial Commitments	Total	Less Than 1 Year	2-3 Years	4-5 Years	More Than 5 Years
	(In millions of Russian rubles)
Short-Term Borrowings and Current Portion of Long-Term Debt	491,674	491,674	—	—	—
Long-Term Debt Obligations, Net of Current Portion	4,308	—	1,991	2,317	—
Interest Payable(1)	1,038	1,038	—	—	—
Operating Lease Obligations	59,207	1,798	3,476	3,467	50,466
Purchase Obligations(2)	3,593	3,593	—	—	—
Restructured Taxes Payable	465	328	137	—	—
Rehabilitation provision(3)	3,704	264	694	464	2,282
Pension obligations(4)(5)	4,562	1,120	751	759	1,932
Short-Term Finance Lease Obligations	13,507	13,507	—	—	—
Long-Term Finance Lease Obligations	481	—	461	20	—
Contractual commitments to acquire plant, property and equipment(6)	23,231	23,207	24	—	—
Contractual commitments to acquire raw materials and for delivery of goods and services	58,604	54,201	2,047	199	2,158
Estimated financial costs(7)	218,046	39,098	84,110	94,838	—
Estimated average interest rate(7)	9.0%	9.9%	8.8%	8.8%	—

Total Contractual Obligations and Commercial Commitments	882,419	629,827	93,690	102,064	56,838

(1)	Interest payable as of December 31, 2015 includes RUB 996 million of interests and fines accrued on overdue payments related to finance lease contracts. Interest payable is included in amount of RUB 1,038 million in current period figure. In the year ended December 31, 2015, our interest expense was RUB 59,505 million and we paid out RUB 29,216 million of interest.
(2)	Accounts payable for capital expenditures.
(3)	See note 23 to the consolidated financial statements.
(4)	See note 24 to the consolidated financial statements.
(5)	Includes RUB 3,746 million pension obligations due in more than one year.
(6)	See note 29 to the consolidated financial statements.
(7)	Interest expense is estimated for a five-year period based on (1) estimated cash flows and change of the debt level, (2) forecasted LIBOR rate where applicable, (3) actual long-term contract interest rates and fixed rates, forecasted with reasonable assurance on the basis of historic relations with major banking institutions.

As of December 31, 2015, we guaranteed the fulfillment of obligations to third parties for a total amount of RUB 56 million. These guarantees are given by us under promissory notes, which were transferred by endorsement.

Commitments for capital expenditures were RUB 23,231 million as of December 31, 2015. This amount includes our contractual commitments related to acquisition of property, plant and equipment arising from various purchase and construction agreements in respect of railway construction for the Elga coal complex in the amount of RUB 19,890 million. See note 29 to the consolidated financial statements.

The total carrying and discounted amount of commitments under lease contracts as of December 31, 2015 is equal to RUB nil. See note 29 to the consolidated financial statements.

Inflation

Inflation in the Russian Federation was 12.9% in 2015 and 11.4% in 2014. Inflation has generally not had a material impact on our results of operations during the period under review in this section. However, we cannot guarantee that inflation will not materially adversely impact our results of operations in the future in case inflation accelerates. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Inflation could increase our costs and decrease operating margins.”

Critical Accounting Policies and Estimates

Basis of preparation

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for specific financial assets and liabilities that have been measured at fair value and certain exemptions applied by us under IFRS 1 First-time Adoption of International Financial Reporting Standards (see note 9 to the consolidated financial statements).

Russian associates and subsidiaries of our group maintain their books and records in Russian rubles and prepare accounting reports in accordance with the accounting principles and practices mandated by Russian Accounting Standards (“RAS”). Foreign subsidiaries and associates maintain their books and records in different foreign functional currencies and prepare accounting reports in accordance with generally accepted accounting principles (GAAP) in various jurisdictions. Our and our subsidiaries’ and associates’ financial statements and accounting reports for the purposes of preparation of the consolidated financial statements in accordance with IFRS have been translated and adjusted on the basis of the respective standalone RAS or other GAAP financial statements.

The accompanying consolidated financial statements differ from the financial statements issued for the RAS and other GAAP purposes in that they reflect certain adjustments, not recorded in the statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with IFRS. The principal adjustments relate to: (1) purchase accounting; (2) recognition of interest expense and certain operating expenses; (3) valuation and depreciation of property, plant and equipment and mineral licenses; (4) defined benefit plans; (5) foreign currency translation; (6) deferred income taxes; (7) accounting for tax penalties, uncertainties and contingencies; (8) revenue recognition; (9) valuation allowances for unrecoverable assets; and (10) recording investments at fair value.

For all periods up to and including the year ended December 31, 2014, we prepared our financial statements in accordance with generally accepted accounting principles in U.S. GAAP. The accompanying consolidated financial statements for the year ended December 31, 2015 are the first we have prepared in accordance with IFRS. Refer to note 9 for information on how our group adopted IFRS.

The consolidated financial statements are presented in millions of Russian rubles, except when otherwise indicated.

Basis of consolidation

The consolidated financial statements comprise our and our subsidiaries financial statements as of December 31, 2015. Control is achieved when our group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, we control an investee if, and only if, we have:

•	power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

•	exposure, or rights, to variable returns from its involvement with the investee; and

•	the ability to use its power over the investee to affect its returns.

Consolidation of a subsidiary begins when we obtain control over the subsidiary and ceases when we lose control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date our group gains control until the date our group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (loss) (“OCI”) are attributed to the equity holders of the parent of our group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with our group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of our group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If our group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in the statement of profit (loss) and other comprehensive income (loss). Any investment retained is recognized at fair value.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, we elect whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

When our group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with the changes in fair value recognized in the statement of profit (loss) and other comprehensive income (loss).

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests) and any previous interest held over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, our group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the statement of profit (loss) and other comprehensive income (loss).

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a cash-generating unit (“CGU”) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

Investments in associates

An associate is an entity over which we have significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries.

Our investments in our associate are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in our share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately.

The statement of profit (loss) and other comprehensive income (loss) reflects our group’s share of the results of operations of the associate. Any change in OCI of those investees is presented as part of our group’s OCI. In addition, when there has been a change recognized directly in the equity of the associate, our group recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between us and the associate are eliminated to the extent of the interest in the associate.

The aggregate of our group’s share of profit or loss of an associate is shown on the face of the statement of profit (loss) and other comprehensive income (loss) outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate.

The financial statements of the associate are prepared for the same reporting period as ourselves. When necessary, adjustments are made to bring the accounting policies in line with those of our group.

After application of the equity method, our group determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, we determine whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, our group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss as ‘Share of profit of an associate’ in the consolidated statement of comprehensive income (loss).

Upon loss of significant influence over the associate, our group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in in the consolidated statement of comprehensive income (loss).

Current versus non-current classification

We present assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;

•	Held primarily for the purpose of trading;

•	Expected to be realized within twelve months after the reporting period; or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;

•	It is held primarily for the purpose of trading;

•	It is due to be settled within twelve months after the reporting period; or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

We classify all other liabilities as non-current. Deferred tax assets and liabilities are classified as non-current assets and liabilities.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability; or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by our group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

We use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to our group and the revenue can be reliably measured, regardless of when the payment is received. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding discounts, rebates, and sales taxes or duty.

Revenues are inflows from sales of goods that constitute ongoing major operations of our group and are reported as such in the statement of profit (loss) and other comprehensive income (loss). Inflows from incidental and peripheral operations are considered gains and are included, net of related costs, in other income in the consolidated statement of profit (loss) and other comprehensive income (loss).

The following criteria are also applicable to other specific revenue transactions:

Sales of goods

Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, associated sales taxes (VAT) and export duties.

Principal vs agent arrangements

We are involved in re-selling goods and services produced or rendered by other entities. Revenues are reported based on the gross amount billed to the customer when our group has earned revenue as a principal from the sale of goods or services, or the net amount retained (that is, the amount billed to the customer reduced by the amount billed by the supplier) when our group has earned a commission or fee as an agent.

Shipping and handling costs

We classify all amounts billed to customers in a sale transaction and related to shipping and handling as part of sales revenue and all related shipping and handling costs as selling and distribution expenses when we are acting as a principal in accordance with the requirements of IAS 18 Revenue.

Sales of power

In the power segment (see note 28 to the consolidated financial statements), revenue is recognized based on unit of power measure (kilowatts) delivered to customers, since at that point revenue recognition criteria are met. The billings are usually done on a monthly basis, several days after each month end.

Interest income

For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate (“EIR”). The EIR is the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Interest income is included in finance income in the statement of profit (loss) and other comprehensive income (loss).

Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where our group operates and generates taxable income.

Uncertain tax positions

Our policy is to comply fully with the applicable tax regulations in the jurisdictions where our operations are subject to income taxes. Our estimates of current income tax expense and liabilities are calculated assuming that all tax computations filed by our subsidiaries will be subject to a review or audit by the relevant tax authorities. We and the relevant tax authorities may have different interpretations of how regulations should be applied to actual transactions. Such uncertain tax positions are accounted for in accordance with IAS 12 Income Taxes and IAS 37 Provisions, Contingent Liabilities and Contingent Assets. We apply single most likely outcome method of uncertain tax positions estimation.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized in correlation to the underlying transaction either in OCI or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognized subsequently if new information about facts and circumstances change. The adjustment is either treated as a reduction in goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or recognized in profit or loss.

Foreign currencies

Our consolidated financial statements are presented in Russian rubles, which is also the parent company’s functional currency. For each entity, we determine the functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currencies for our main Russian, European, Ukrainian and Kazakh subsidiaries are the Russian ruble, euro, the Ukrainian hryvnia and the Kazakh tenge, respectively. The U.S. dollar is the functional currency of our other main international operations. We use the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

Transactions and balances

Transactions in foreign currencies are initially recorded by our group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.

Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The following table presents the exchange rates for the functional and operating currencies at various subsidiaries, other than the presentation currency:

Currency	Rates at			Average exchange rates* for the years ended
	December 31,		January 1,	December 31,
	2015	2014	2014	2015	2014
U.S. dollar	72.88	56.26	32.73	60.96	38.42
Euro	79.70	68.34	44.97	67.78	50.82
Ukrainian hryvnia	3.05	3.56	3.97	2.83	3.25
Kazakh tenge	0.22	0.31	0.21	0.28	0.21

(*)	Exchange rates shown in Russian rubles for one local currency unit.

The majority of the balances and operations not already denominated in the presentation currency were denominated in the U.S. dollar and euro.

The Russian ruble is not a convertible currency outside the territory of Russia. Official exchange rates are determined daily by the CBR and are generally considered to be a reasonable approximation of market rates.

Group companies

On consolidation, the assets and liabilities of foreign operations are translated into rubles at the rate of exchange prevailing at the reporting date and their statements of profit (loss) and other comprehensive income (loss) are translated at the weighted average exchange rate for the period. The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at the reporting date.

Non-current assets held for sale and discontinued operations

We classify non-current assets (or disposal group) as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Such non-current assets (or disposal group) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups). For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group), and an active program to locate a buyer and complete the plan must have been initiated.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

A disposal group qualifies as discontinued operation if it is a component of an entity that either has been disposed of, or is classified as held for sale, and:

•	Represents a separate major line of business or geographical area of operations;

•	Is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	Is a subsidiary acquired exclusively with a view to resale.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit (loss) and other comprehensive income (loss).

Additional disclosures are provided in note 17. All other notes to the financial statements include amounts for continuing operations, unless otherwise mentioned.

Mineral licenses

Mineral licenses acquired separately are measured on initial recognition at cost. The cost of mineral licenses acquired in a business combination is their fair value at the date of acquisition. Mineral licenses are amortized under a unit of production basis over proven and probable reserves of the relevant area.

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

We established a policy according to which internal mining engineers review our proven and probable reserves annually. This policy does not change our approach to the measurement of proven and probable reserves as of their acquisition dates as part of business combinations that involve independent mining engineers. Our proven and probable reserve estimates as of the reporting date were made by internal mining engineers and the majority of the assumptions underlying these estimates had been previously reviewed and verified by independent mining engineers.

Property, plant and equipment

Property, plant and equipment and construction in progress are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the rehabilitation provision, and, for qualifying assets (where relevant), borrowing costs and other costs incurred in connection with the borrowings. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

When significant parts of property, plant and equipment are required to be replaced at intervals, we depreciate them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. Where a separately depreciated asset, or part of an asset, is replaced, the expenditure is capitalized. Where part of the asset was not separately considered as a component and therefore not depreciated separately, the replacement value is used to estimate the carrying amount of the replaced asset(s) which is immediately written off. All other repair and maintenance costs are recognized in the statement of profit (loss) and other comprehensive income (loss) as incurred.

The capitalized value of a finance lease is also included in property, plant and equipment. The present value of the expected cost for the rehabilitation of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.

Inventories planned to be used for construction and spare parts with useful lives over one year are recorded within property, plant and equipment.

Mining assets and processing plant and equipment

Mining assets and processing plant and equipment are those assets, including construction in progress, which are intended to be used only for the needs of a certain mine or field, and upon full extraction exhausting of the reserves of such mine or the field, these assets cannot be further used for any other purpose without a capital reconstruction.

Items of production mines are stated at cost, less accumulated depletion and accumulated impairment losses, if any.

Costs of developing new underground mines are capitalized. Underground development costs, which are costs incurred to make the mineral physically accessible, include costs to prepare property for shafts, driving main entries for ventilation, haulage, personnel, construction of airshafts, roof protection and other facilities. Additionally, interest expense subject to allocation to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of identified proven and probable reserves. Once the legal right to explore has been acquired, exploration and evaluation expenditure is charged to profit or loss as incurred, unless we conclude that a future economic benefit is more likely than not to be realized.

Stripping costs incurred in the development phase of a mine, before the production phase commences, are capitalized as part of cost of constructing the mine. The capitalization of development stripping costs ceases when the mine is commissioned and ready for use as intended by management. Stripping cots undertaken during the production phase of mine are charged to profit and loss as cost of goods sold as incurred.

When mining assets and processing plant and equipment are placed in production, the applicable capitalized costs, including mine development costs, are depleted using the unit-of-production method at the ratio of tonnes of mineral mined or processed to the estimated proven and probable mineral reserves that are expected to be mined during the estimated lives of the mines. The unit-of-production method is used for the underground mine development structure costs as their useful lives coincide with the estimated lives of mines, provided that all repairs and maintenance are timely carried out.

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

Other property, plant and equipment

Capitalized production costs for internally developed assets include material, direct labor costs, and allocated material and manufacturing overhead costs. When construction activities are performed over an extended period, borrowing costs incurred in connection with the borrowing of funds are capitalized. Construction-in-progress and equipment held for installation are not depreciated until the constructed or installed asset is substantially ready for its intended use.

Property, plant and equipment (apart from railway of the Elga coal deposit) are depreciated using the straight-line method. Upon sale or retirement, the acquisition or production cost and related accumulated depreciation are removed from the consolidated statement of financial position and any gain or loss is included in the statement of profit (loss) and comprehensive income (loss).

The following useful lives are used as a basis for calculating depreciation:

Category of asset	Useful economic lives estimates, years
Buildings and constructions	5-85
Operating machinery and equipment	2-30
Transportation vehicles	2-25
Other equipment	2-15

Leases

The determination of whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to our group is classified as a finance lease.

Finance leases are capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the statement of profit (loss) and other comprehensive income (loss).

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that we will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

An operating lease is a lease other than a finance lease. Operating lease payments are recognized as an operating expense in the statement of profit (loss) and other comprehensive income (loss) on a straight-line basis over the lease term.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale (a qualifying asset) are capitalized as part of the cost of the respective asset. Borrowing costs consist of interest including exchange differences arising from foreign currency borrowings and other costs that an entity incurs in connection with the borrowing of funds.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of our group during the period.

According to IAS 23 Borrowing Costs, borrowing costs may include exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs. Foreign exchange differences on borrowings directly attributable to the acquisition, construction or production of a qualifying asset are considered by us to be eligible for capitalization in the amount of difference between actual amount of interest costs and potential amount of interest costs calculated using a weighted average of rates applicable to ruble-nominated borrowings of our group during the period. All other borrowing costs are recognized in the statement of profit (loss) and other comprehensive income (loss) in the period in which they are incurred.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Intangible assets with determinable useful lives are amortized using the straight-line method over their estimated period of benefit, ranging from two to sixteen years.

Financial instruments — initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale (“AFS”) financial assets, or as derivatives. All financial assets are recognized initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that we commit to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at fair value through profit or loss;

•	Loans and receivables;

•	Held-to-maturity investments; and

•	AFS financial assets.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value presented as finance costs (negative net changes in fair value) or finance income (positive net changes in fair value) in the statement of profit (loss) and other comprehensive income (loss).

Loans and receivables

This category is the most relevant to our group. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the EIR method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the statement of profit (loss) and other comprehensive income (loss). The losses arising from impairment are recognized in the statement of profit (loss) and other comprehensive income (loss) in finance costs for loans and in other operating expenses for receivables.

This category generally applies to trade and other receivables. For more information on receivables, refer to note 13.

AFS financial assets

AFS financial assets include equity investments and debt securities. Equity investments classified as AFS are those that are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions.

After initial measurement, AFS financial assets are subsequently measured at fair value with unrealized gains or losses recognized in OCI and credited in the AFS reserve until the investment is derecognized, at which time, the cumulative gain or loss is recognized in other operating income, or the investment is determined to be impaired, when the cumulative loss is reclassified from the AFS reserve to the statement of profit (loss) and other comprehensive income (loss) in finance costs. Interest earned whilst holding AFS financial assets is reported as interest income using the EIR method.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from our consolidated statement of financial position) when:

•	The rights to receive cash flows from the asset have expired; or

•	We have transferred our rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) we have transferred substantially all the risks and rewards of the asset, or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes to the consolidated financial statements: Financial assets (note 11) and Trade and other receivables (note 13).

We assess, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred ‘loss event’), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, we first assess whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If our group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Our financial liabilities include trade and other payables, loans and borrowings including bank overdrafts, financial guarantee contracts and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. Gains or losses on liabilities held for trading are recognized in the statement of profit (loss) and other comprehensive income (loss).

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IAS 39 Financial Instruments: Recognition and Measurement are satisfied.

Loans and borrowings

This is the category most relevant to our group. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit (loss) and other comprehensive income (loss). This category generally applies to interest-bearing loans and borrowings (see note 11 to the consolidated financial statements).

Financial guarantee contracts

Financial guarantee contracts issued by our group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. Financial guarantee contracts are recognized initially as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognized less cumulative amortization.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit (loss) and other comprehensive income (loss).

Derivative financial instruments

We use derivative financial instruments, such as cross currency swap and cross currency option. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

For the years ended December 31, 2015, 2014 and as of January 1, 2014, we did not have any derivatives designated as hedging instruments.

Inventories

Inventories are measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The cost of inventories is determined under the weighted average cost method, and includes all costs in bringing the inventory to its present location and condition. The elements of costs include direct material, labor and allocable material and manufacturing overhead.

Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and allocation of fixed and variable production overheads. Raw materials are valued at a purchase cost inclusive of freight and other shipping costs.

Coal and iron ore inventory costs include direct labor, supplies, depreciation of equipment, depletion of mining assets and amortization of licenses to use mineral reserves, mine operating overheads and other related costs. Operating overheads are charged to expenses in the periods when the production is temporarily paused or abnormally low.

Impairment of non-current assets

Further disclosures relating to impairment of non-current assets are also provided in the following notes to the consolidated financial statements: Intangible assets (note 20) and Impairment of goodwill and other non-current assets (note 19).

We assess, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Our CGUs represent single entities with one component of business in each case. As of December 31, 2015, we had the following number of CGUs by segments for impairment testing purposes: Steel — 9, Mining — 7 and Power — 2.

In assessing value in use, we use assumptions that include estimates regarding the discount rates, growth rates and expected changes in selling prices, sales volumes and operating costs, as well as capital expenditures and working capital requirements during the forecasted period. The estimated future cash flows expected to be generated by the asset, when the quoted market prices are not available, are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The growth rates are based on our growth forecasts, which are largely in line with industry trends. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market. In determining fair value less costs of disposal, recent market transactions are taken into account.

We base our impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of our CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

For CGUs involved in mining activity future cash flows include estimates of recoverable minerals that will be obtained from proven and probable reserves, mineral prices (considering current and historical prices, price trends and other related factors), production levels, capital and reclamation costs, all based on the life of mine models prepared by our engineers.

Impairment losses of continuing operations are recognized in the statement of profit (loss) and other comprehensive income (loss) in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, we estimate the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit (loss) and other comprehensive income (loss) unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

Goodwill is tested for impairment annually as of December 31 and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of our group’s cash management.

Provisions

General

Provisions are recognized when our group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation including legal or tax proceedings’ obligations and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the statement of profit (loss) and other comprehensive income (loss).

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Rehabilitation provision

Mine rehabilitation costs will be incurred by us either while operating, or at the end of the operating life of, our facilities and mine properties. We assess our mine rehabilitation provision at each reporting date. Our group recognizes a rehabilitation provision where it has a legal and constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. The nature of these restoration activities includes: dismantling and removing structures; rehabilitating mines and tailings dams; dismantling operating facilities; closing plant and waste sites; and restoring, reclaiming and revegetating affected areas.

The obligation generally arises when the asset is installed or the ground/environment is disturbed at the mining operation’s location. When the liability is initially recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related mining assets to the extent that it was incurred as a result of the development/construction of the mine.

Changes in the estimated timing of rehabilitation or changes to the estimated future costs are dealt with prospectively by recognizing an adjustment to the rehabilitation provision and a corresponding adjustment to the asset to which it relates, if the initial estimate was originally recognized as part of an asset measured in accordance with IAS 16 Property, Plant and Equipment.

Any reduction in the rehabilitation provision and, therefore, any deduction from the asset to which it relates, may not exceed the carrying amount of that asset. If it does, any excess over the carrying value is taken immediately to the statement of profit (loss) and other comprehensive income (loss).

Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. The periodic unwinding of the discount is recognized in the statement of profit (loss) and other comprehensive income (loss) as part of finance costs.

For closed sites, changes to estimated costs are recognized immediately in the statement of profit (loss) and other comprehensive income (loss).

Environmental expenditures and liabilities

Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future earnings are expensed. Liabilities for environmental costs are recognized when a clean-up is probable and the associated costs can be reliably estimated. Generally, the timing of recognition of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites. The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure.

Pensions and other post-employment benefits

Defined benefit pension and other post-retirement plans

We have a number of defined benefit pension plans that cover the majority of production employees. Benefits under these plans are primarily based upon years of service and average earnings. We account for the cost of defined benefit plans using the projected unit credit method. Under this method, the cost of providing pensions is charged to the statement of profit (loss) and other comprehensive income (loss), so as to attribute the total pension cost over the service lives of employees in accordance with the benefit formula of the plan.

Our obligation in respect of defined retirement benefit plans is calculated separately for each defined benefit plan by discounting the amounts of future benefits that employees have already earned through their service in the current and prior periods. The discount rate applied represents the yield at the year end on highly rated long-term bonds.

Where there is a change in actuarial assumptions, the resulting actuarial gains and losses are recognized directly in the statement of comprehensive income.

For unfunded plans, we recognize a pension liability, which is equal to the projected benefit obligation. For funded plans, our group offsets the fair value of the plan assets with the projected benefit obligations and recognizes the net amount of pension liability. The market value of plan assets is measured at each reporting date.

State pension fund

Our Russian subsidiaries are legally obligated to make defined contributions to the Russian Pension Fund, managed by the Russian Federation Social Security (a defined contribution plan financed on a pay-as-you-go basis). Our contributions to the Russian Pension Fund relating to defined contribution plans are charged to income in the year, to which they relate.

Significant accounting judgments, estimates and assumptions

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported carrying amounts of assets and liabilities, and disclosure of contingent assets and liabilities as of the date of the financial statements, and the amounts of revenues and expenses recognized during the reporting period. Estimates and assumptions are continually evaluated and are based on our experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from those estimates. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Judgments

In the process of applying our accounting policies, management has made the following judgments, which have the most significant effect on the amount recognized in the consolidated financial statements.

Abandoned Activity

As of January 1, 2014, Southern Urals Nickel Plant was recognized as abandoned activity according to a decision to close Southern Urals Nickel Plant without sale. In July 2013, we received an approval from the governmental authorities to abandon the industrial complex. The closure of Southern Urals Nickel Plant is aligned with the revised strategy aimed at restructuring the group’s assets and development of its core businesses. As of December 31, 2015, the works related to closure of the plant are ongoing (see note 17) therefore we excluded the result of Southern Urals Nickel Plant from the continuing operations and reported them as discontinued operations for the year ended December 31, 2015 and prior periods.

Capitalization of Interest Related to the Elga Coal Deposit and Railway Construction

In 2013 and 2014, Elgaugol and Vnesheconombank signed credit agreements for financing of the Elga coal project approved by the Vnesheconombank’s Supervisory Board in September 2013. The use of proceeds under these facilities is limited to the development of the Elga coal project. Borrowing costs under these facilities that are directly attributable to the construction of the Elga coal project are capitalized. Borrowing costs consist of interest including exchange differences arising from revaluation of foreign currency borrowings and other costs that we incur in connection with the debt servicing.

Railway Depreciation Method

In 2015, we commenced to depreciate the railway of the Elga coal deposit using units of production method. In applying the units of production method, depreciation is normally calculated based on produced and delivered tonnes in the period as a percentage of total expected tonnes to be produced and delivered in current and future periods over the Elga coal deposit life cycle. Our analysis has shown that the consumption of the economic benefits of the asset is linked to production and delivery of coal. We assess the total or ultimate railway capacity in tonnes at least at each financial year end and, if expectations differ from previous estimates, the changes will be accounted for as a change in an accounting estimate in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

Principal vs Agent Arrangements

We make significant judgment on gross or net revenue recognition. We evaluate the relevant facts and circumstances and take into consideration the following factors in determining whether to recognize revenue on a gross basis: (1) we have the primary responsibility for providing the goods or services to the customer or for fulfilling the order, for example by being responsible for the acceptability of the products or services ordered or purchased by the customer; (2) we have inventory risk before or after the customer order, during shipping or on return; (3) we have latitude in establishing prices, either directly or indirectly, for example by providing additional goods or services; and (4) we bear the customer’s credit risk for the amount receivable from the customer.

Otherwise, revenues are reported net when our group performs as an agent or a broker without assuming the risks and rewards of ownership of goods. The evaluations of these factors, which at times can be contradictory, are subject to significant judgment and subjectivity. In the situation when we act as a supplier and as a buyer with the same counterparty, we analyze the respective purchase and sales agreements to identify whether these transactions were concluded in contemplation with each other and, therefore, should be combined for accounting purposes deferring the revenue recognition to the point when the earnings process has culminated.

Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below or in the related accounting policy note. We based our assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market change or circumstances arising beyond the control of our group.

In particular, we have identified a number of areas where significant estimates and assumptions are required. Further information on each of these areas and how they impact the various accounting policies are described with the associated accounting policy note within the related qualitative and quantitative note as described below.

Deferred Tax Assets and Uncertain Tax Positions

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits and the existence of taxable temporary differences (see note 21 to the consolidated financial statements). Various factors are considered to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, expiration of tax losses carried forward, and tax planning strategies. If actual results differ from these estimates or if these estimates must be adjusted in future periods, the financial position, results of operations and cash flows may be negatively affected. In the event that the assessment of future utilization of deferred tax assets must be reduced, this reduction will be recognized in the statement of profit (loss) and other comprehensive income (loss).

Impairment of Property, Plant and Equipment and Other Non-current Assets

We assess at each reporting date whether there is any indication that an asset may be impaired. If any such indication exists, we make an estimate of the asset’s recoverable amount. An impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length for similar assets or observable market prices less incremental costs for disposing of the asset. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the assets.

Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, and other changes in circumstances that indicate that impairment exists. The determination of the recoverable amount of a cash-generating unit involves the use of estimates by management. Methods used to determine the value in use include discounted cash flow-based methods, which require us to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. These estimates, including the methodologies used, may have a material impact on the value in use and, ultimately, the amount of any impairment (see note 19).

Impairment of Goodwill

We determine whether goodwill is impaired at least on an annual basis and when circumstances indicate that the carrying value may be impaired. This requires an estimation of the value in use of the cash generating units to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. More details of the assumptions used in estimating the value in use of the cash-generating units to which goodwill is allocated are provided in note 19 to the consolidated financial statements.

Useful Lives of Items of Property, Plant and Equipment

We assess the remaining useful lives of items of property, plant and equipment at least at each financial year end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. These estimates may have a material impact on the amount of the carrying values of property, plant and equipment and on depreciation expense for the period.

Mineral Reserves

Mineral reserves and the associated mine plans are a material factor in our computation of a depletion charge. Estimation of reserves involves some degree of uncertainty. The uncertainty depends mainly on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of this data, which also requires use of subjective judgment and development of assumptions. Mine plans are periodically updated which can have a material impact on the depletion charge for the period. More details are provided in note 3(i) to the consolidated financial statements.

Fair Value of Financial Instruments

Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but when this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments (see note 10 to the consolidated financial statements).

Provisions

We are subject to various legal proceedings, disputes and claims, including regulatory discussions related to our group’s business, licenses, tax positions and the outcomes are subject to significant uncertainty. Management evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Unanticipated events or changes in these factors may require us to increase or decrease the amount recorded or to be recorded for a matter that has not been previously recorded because it was not considered probable (see note 23 to the consolidated financial statements).

Pensions and Other Post-employment Benefits

The cost of defined benefit pension plans and other post-employment benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. More details are provided in note 24 to the consolidated financial statements.

Rehabilitation Provisions

We review rehabilitation provisions at each reporting date and adjust them to reflect the current best estimate in accordance with IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities.” Rehabilitation provisions are recognized in the period in which they arise and are stated at the best estimate of the present value of estimated future costs. These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. Changes in the estimated timing of rehabilitation or changes to the estimated future costs are dealt with prospectively by recognizing an adjustment to the rehabilitation provision and a corresponding adjustment to the asset to which it relates, if the initial estimate was originally recognized as part of an asset measured in accordance with IAS 16 Property, Plant and Equipment (see note 18 to the consolidated financial statements).

Impairment of Financial Assets

We make allowances for doubtful receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for doubtful accounts, management bases its estimates on the current overall economic conditions, the ageing of accounts receivable balances, historical write-off experience, customer creditworthiness and changes in payment terms. Changes in the economy, industry or specific customer conditions may require adjustments to the allowance for doubtful accounts recorded in the consolidated financial statements.

Determining Net Realizable Value of Inventories

We make write-downs for obsolete and slow-moving raw materials and spare parts. In addition, finished goods of our group are carried at net realizable value (see note 15 to the consolidated financial statements). Estimates of net realizable value of finished goods are based on the most reliable evidence available at the time the estimates are made. These estimates take into consideration fluctuations of price or cost directly relating to events occurring subsequent to the end of the reporting period to the extent that such events confirm conditions existing at the end of the period.

For other judgments, estimates and assumptions and details refer to: Mineral licenses (note 3(i)), Property, plant and equipment (note 3(j)), Recovery of deferred tax assets (note 3(f)), Non-current assets held for sale and discontinued operations (note 3(h)), Inventories (note 3(p)), Impairment of non-current assets (note 3(q)), Pensions and other post-employment benefits (note 3(t)), Provisions (note 3(s)) and Fair value measurement (note 3(d)).

Standards issued but not yet effective

At the end of the reporting period, the following Standards and Interpretations which are relevant to our group’s operations were in issue but not yet effective.

The effect from the application of IFRS 9 Financial Instruments — Classification and Measurement, IFRS 15 Revenue from Contracts with Customers and IFRS 16 Leases and has not yet been assessed.

Management anticipates that the adoption of all other Standards and Interpretations in future periods will have no material impact on the results and financial position presented in these financial statements, other than changes to the disclosures required in the financial statements, except for IFRS 9 Financial Instruments issued in November 2009 and amended in October 2010, December 2011, November 2013 and July 2014. We do not intend to adopt this standard before its effective date.

IAS 39 Financial Instruments: Recognition and Measurement — Amendments to permit an entity to elect to continue to apply the hedge accounting requirements in IAS 39 for a fair value hedge of the interest rate exposure of a portion of a portfolio of financial assets and liabilities when IFRS 9 is applied, and to extend the fair value option to certain contracts that meet the ‘own use’ scope exception (see below when IFRS 9 will be applied).

IFRS 7 Financial Instruments: Disclosures — Additional hedging disclosures (and consequential amendments) resulting from the introduction of the hedge accounting chapter in IFRS 9 (see below when IFRS 9 will be applied).

IFRS 9 Financial Instruments — Classification and Measurement. Finalized version, incorporating requirements for classification and measurement, impairment, general hedge accounting and derecognition (effective for annual periods beginning on or after January 1, 2018).

IFRS 9 introduces new requirements for the classification and measurement of financial assets and financial liabilities and for derecognition:

•	IFRS 9 will change the categories of financial assets to those that are carried at amortized cost and those that are carried at fair value. This will mainly affect the classification of our available for sale financial assets and held to maturity investments; and

•	IFRS 9 will also affect the accounting for changes in fair value of a financial liability (designated at fair value through profit or loss) attributable to changes in the credit risk of that liability.

In particular, for financial liabilities that are designated at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognized in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39 Financial Instruments: Recognition and Measurement, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was recognized in profit or loss.

IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures — Amendments regarding the sale or contribution of assets between an investor and its associate or joint venture. This amendment has no impact to us as we do not plan to make any sales or contribution of assets to our associates or joint ventures during the period (effective for annual periods beginning on or after January 1, 2016).

IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and IAS 28 Investments in Associates and Joint Ventures — Amendments regarding the application of the consolidation exception by investment entities. This amendment has no impact to us as we are not an investment entity (effective for annual periods beginning on or after January 1, 2016).

IFRS 11 Joint Arrangements — Amendments regarding the accounting for acquisitions of an interest in a joint operation. Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11) amends IFRS 11 such that the acquirer of an interest in a joint operation in which the activity constitutes a business, as defined in IFRS 3, is required to apply all of the principles on business combinations accounting in IFRS 3 and other IFRSs with the exception of those principles that conflict with the guidance in IFRS 11 (effective for annual periods beginning on or after January 1, 2016). This amendment has no impact to us as we do not plan to acquire an interest in joint operations.

IAS 1 Presentation of Financial Statements — Amendments resulting from the disclosure initiative. The amendments aim at clarifying IAS 1 to address perceived impediments to preparers exercising their judgment in presenting their financial reports. Management has not yet considered any changes or amendments to be made to the financial reports (effective for annual periods beginning on or after January 1, 2016).

IAS 16 Property, Plant and Equipment and IAS 38 Intangibles — Amendments to IAS 16 and IAS 38 to prohibit entities from using a revenue based depreciation method for items of property, plant and equipment. This amendment has no impact to us as we do not use revenue-based methods to depreciate/amortize our non-current assets (effective for annual periods beginning on or after January 1, 2016).

IAS 7 Statement of Cash Flows — Amendments resulting from the disclosure initiative. The amendments aim at clarifying IAS 7 to improve information provided to users of financial statements about an entity’s financing activities. Management has not yet considered any changes or amendments to be made to the financial reports (effective for annual periods beginning on or after January 1, 2017).

IFRS 15 Revenue from Contracts with Customers. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers (effective for annual periods beginning on or after January 1, 2018). We are currently in the process of assessing the impact of adoption of IFRS 15 on our consolidated financial statements.

IFRS 16 Leases. IFRS 16 specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17 (effective for annual reporting periods beginning on or after January 1, 2019). We are currently in the process of assessing the impact of adoption of IFRS 16 on our consolidated financial statements.

Annual Improvements to IFRSs 2012–2014 Cycle

The “September 2014 Annual Improvements to IFRSs” is a collection of amendments to IFRSs in response to four standards. These improvements are effective from January 1, 2016 and are not expected to have a material impact on our group. It includes the following amendments:

•	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations — Changes in methods of disposal;

•	IFRS 7 Financial Instruments: Disclosures — Servicing contracts and Applicability of the amendments to IFRS 7 to condensed interim financial statements;

•	IAS 19 Employee Benefits — Discount rate: regional market issue; and

•	IAS 34 Interim Financial Reporting — Disclosure of information elsewhere in the interim financial report.

First-time Adoption of IFRS

The accompanying financial statements, for the year ended December 31, 2015, are the first we have prepared in accordance with IFRS. The date of transition to IFRS is January 1, 2014. For periods up to and including the year ended December 31, 2014, we prepared our consolidated financial statements in accordance with U.S. GAAP.

Accordingly, we have prepared financial statements that comply with IFRS applicable as of December 31, 2015, together with the comparative period data for the year ended December 31, 2014, as described in the summary of significant accounting policies (see note 3 to the consolidated financial statements). In preparing the financial statements, our opening consolidated statement of financial position was prepared as of January 1, 2014, our date of transition to IFRS. This note explains the principal adjustments made by us in representing our U.S. GAAP financial statements, including the statement of financial position as of January 1, 2014 and the financial statements for the year ended December 31, 2014 in order to comply with IFRS.

The presentation currency of our consolidated financial statements is the Russian ruble. Before transition to IFRS, U.S. dollar was the presentation currency of our consolidated financial statements prepared under U.S. GAAP. The reason of adopting the Russian ruble as the presentation currency in the consolidated statements under IFRS is to allow a greater transparency of our financial and operating performance as it more closely reflects the profile of our revenue and operating income that are generated in Russian rubles. The U.S. GAAP financial information included in the consolidated financial statements as of January 1, 2014 and for the year ended December 31, 2014 previously reported in U.S. dollars has been converted into Russian rubles using the procedures outlined below:

•	assets and liabilities denominated in currencies other than Russian ruble were translated into Russian rubles at the closing rates of exchange on the relevant balance sheet date;

•	income and expenditure denominated in currencies other than Russian ruble were translated at the average rates of exchange prevailing for the relevant period; and

•	the cumulative translation reserves were set to nil as of January 1, 2014, the date of transition to IFRS. Share capital, share premium and other reserves were translated at the historical rates, and subsequent rates prevailing on the date of each transaction.

As a first-time adopter of IFRS, we applied IFRS 1 First-time Adoption of International Financial Reporting Standards. The Standard contains a number of voluntary and mandatory exemptions from the requirement to retrospectively apply IFRS, which we have applied as of January 1, 2014.

We have applied the mandatory exceptions and certain optional exemptions as set out below:

Business combinations — We have not applied IFRS 3 Business Combinations retrospectively to the business combinations that occurred before the date of transition to IFRS. As a result, assets recognized and liabilities assumed in the past business combinations under U.S. GAAP have remained unchanged at the date of transition, except for the changes described in the notes below.

Currency translation differences — We have used the IFRS 1 exemption relating to IAS 21 The Effects of Changes in Foreign Currency Rates. As a result, the cumulative translation differences for all of our foreign operations were set to be zero at the date of transition. The gain or loss on a subsequent disposal of any foreign operations will include only exchange differences that arose after the date of transition.

Borrowing costs — We have applied the transitional provisions in IAS 23 Borrowing Costs, and capitalize borrowing costs on qualifying assets after the date of transition, and where the construction was commenced as of and after the date of transition to IFRS according to IAS 23 Borrowing Costs. Borrowing costs capitalized under U.S. GAAP prior to the date of transition have not been adjusted.

Rehabilitation provision — We have elected to use the IFRS 1 exemption relating to recognition of changes in the measurement of rehabilitation provision and therefore measure those in accordance with IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities as of January 1, 2014.

Pension obligations — We have elected to recognize all cumulative actuarial gains and losses as at the date of transition in retained earnings. We are not required to re-compute the unrecognized portion of actuarial gains and losses from the inception of the defined benefit plans. Instead, we apply IAS 19 Employee Benefits from the date of transition. Therefore, at the date of transition, we recognize the pension obligations in accordance with IAS 19 Employee Benefits and no unrecognized actuarial gains and losses are presented at the transition date.

Estimates — The estimates as of January 1, 2014 and December 31, 2014 are consistent with those made as of the same dates in accordance with U.S. GAAP apart from the estimates described above.

Changes in the presentation (CP) — We changed the presentation of certain items in the consolidated statement of financial position and statement of profit (loss) and comprehensive income (loss) as compared to the presentation under the previously issued U.S. GAAP financial statements. The most significant changes in the presentation related to:

CP(1) Other accounts receivable (RUB 1,920 million as of January 1, 2014 and RUB 932 million as of December 31, 2014) are presented within Trade and other receivables in the consolidated statement of financial position. Under U.S. GAAP, we reflected Other accounts receivable within Other current assets.

CP(2) Income tax receivable (RUB 2,936 million as of January 1, 2014 and RUB 578 million as of December 31, 2014) is presented as a separate item in the consolidated statement of financial position. Under U.S. GAAP, it was reflected within Prepayments and other current assets.

CP(3) Other current financial assets (RUB 360 million as of January 1, 2014 and RUB 186 million as of December 31, 2014) are presented as a separate item in the consolidated statement of financial position. Under U.S. GAAP, Other current financial assets were reflected within Prepayments and other current assets.

CP(4) Interest payable (RUB 2,051 million as of January 1, 2014 and RUB 14,615 million as of December 31, 2014) is presented as part of Interest-bearing loans and borrowings in the consolidated statement of financial position. Under U.S. GAAP, Interest payable was reflected within Accrued expenses and Other current liabilities.

CP(5) Rehabilitation provision (non-current portion of RUB 1,655 million and current portion of RUB 66 million as of January 1, 2014, non-current portion of RUB 2,459 million and current portion of RUB 195 million as of December 31, 2014) is included in Provisions in the consolidated statement of financial position. Under U.S. GAAP, Rehabilitation provision was presented as a separate item.

CP(6) Provision for taxes other than income tax (RUB 521 million as of January 1, 2014 and RUB 769 million as of December 31, 2014) is included in Provisions in the consolidated statement of financial position. Under U.S. GAAP, Provision for taxes other than income tax was reflected within Taxes and social charges payable.

CP(7) Accrual for unused vacation (RUB 1,618 million as of January 1, 2014 and RUB 1,651 million as of December 31, 2014) is presented within Trade and other payables in the consolidated statement of financial position. Under U.S. GAAP, it was presented within Accrued expenses and other current liabilities.

CP(8) Dividends payable (RUB 108 million as of January 1, 2014 and RUB 104 million as of December 31, 2014) are presented within Trade and other payables in the consolidated statement of financial position. Under U.S. GAAP, Dividends payable were reflected as a separate item.

CP(9) Other current liabilities (RUB 7,233 million as of January 1, 2014 and RUB 27,989 million as of December 31, 2014) are presented within Trade and other payables in the consolidated statement of financial position. Under U.S. GAAP, they were reflected as a separate item.

CP(10) Provision for taxes and other provisions (RUB 325 million as of January 1, 2014 and RUB 1,285 million as of December 31, 2014) are presented within Provisions in the consolidated statement of financial position. Under U.S. GAAP, they were reflected within Accrued expenses and other current liabilities.

CP(11) Income tax payable (RUB 594 million as of January 1, 2014 and RUB 1,272 million as of December 31, 2014) is included in a separate item in the consolidated statement of financial position. Under U.S. GAAP, Income tax payable was reflected within Taxes and social charges payable. Long-term income tax payable in the amount of RUB 3,447 million as of December 31, 2014 is included in a separate item in the consolidated statement of financial position. Under U.S. GAAP, it was reflected within Other non-current liabilities.

CP(12) We adopted net presentation of the input and output VAT on advances against advances issued and received for the purpose of harmonization with the RAS. Under U.S. GAAP, we presented advances and related VAT on advances in gross amounts. The effect of the changes was as follows:

•	As of the date of transition to IFRS, it resulted in the decrease in advances received from related parties of RUB 71 million, decrease in advances issued and VAT on advances received included in Other current assets line in the amount of RUB 623 million, decrease in advances received of RUB 302 million and decrease in VAT on advances issued within Tax payable other than income tax of RUB 392 million; and

•	As of December 31, 2014, it resulted in the decrease in advances issued and VAT on advances received included in Other current assets in the amount of RUB 536 million, decrease in Advances received of RUB 292 million and VAT on advances within Tax payable other than income tax of RUB 244 million.

CP(13) Other operating income is presented as a separate item (RUB 851 million for the year ended December 31, 2014) in the consolidated statement of profit (loss) and other comprehensive income (loss). Under U.S. GAAP, it was reflected within Administrative and other operating expenses, net.

CP(14) We presented Other non-current financial assets in a separate line in the statement of financial position. Under U.S. GAAP financial statements, these assets were included in Other non-current assets in the amount of RUB 201 million and RUB 59 million as of December 31, 2014 and January 1, 2014, correspondingly. Investments in associates are presented within Other non-current financial assets. Under U.S. GAAP, they were reflected within Investments in associates (RUB 72 million as of December 31, 2014).

CP(15) We present provisions for legal claims (RUB 367 million as of January 1, 2014 and RUB 36 million as of December 31, 2014) as part of Provisions. Under U.S. GAAP, they were reflected within Other payables.

CP(16) Other income and Other expenses are presented as separate lines (RUB 684 million and RUB 1,486 million for the year ended December 31, 2014, respectively) in the consolidated statement of profit (loss) and other comprehensive income (loss). Under U.S. GAAP, it was reflected together.

Additionally, certain reclassifications have been made to the December 31, 2014 consolidated statement of financial position to conform to the current year presentation. Such reclassifications affect the presentation of certain items in the consolidated statement of financial position, and have no impact on net income or equity of our group.

Adjustments, reclassifications and remeasurement made in order to comply with IFRS

Property, plant and equipment and mineral licenses — Our property, plant and equipment and mineral licenses are recorded at historical cost of acquisition. To arrive at IFRS historical cost we used the historical cost of property, plant and equipment and mineral licenses in accordance with U.S. GAAP as we believe that it reasonably approximates historical values in accordance with IFRS, and adjusted it through retrospective application of the requirements of IAS 16 Property, Plant and Equipment, IAS 36 Impairment of Assets and IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities as described in notes C, E, F below.

A — Debt issuance costs

In accordance with IFRS, fees paid on origination of loan facilities are recognized as transaction costs which are deducted from outstanding debt and are amortized using the effective interest rate method. Under U.S. GAAP, debt issuance costs were capitalized as a separate asset and included in Other current or non-current assets and then amortized using the effective interest rate method. The amounts reclassified from other current and non-current assets to remeasure debt liabilities in order to comply with IFRS requirements comprised RUB 2,766 million (current portion of RUB 2,743 million and non-current portion of RUB 23 million) and RUB 4,409 million (current portion of RUB 1,730 million and non-current portion of RUB 2,679 million) as of December 31, 2014 and January 1, 2014, respectively. The differences in effective interest rate method calculations under IFRS and U.S. GAAP resulted in a RUB 1,051 million decrease in the balance of Interest-bearing loans and borrowings and corresponding decrease in Foreign exchange gain (loss), net in the consolidated statement of profit (loss) and other comprehensive income (loss).

B — Exchange differences

Under U.S. GAAP, we recognized exchange differences on foreign operations in a separate component of equity. Exchange differences for all foreign operations are deemed to be zero as at the date of transition in order to comply with IFRS requirements. A reclassification in equity from Accumulated other comprehensive income (loss) to Accumulated losses of RUB 13,568 million was made as of January 1, 2014.

C — Rehabilitation provision expenses

According to U.S. GAAP, rehabilitation provision (asset retirement obligations) was measured based on the estimated cost of rehabilitation, discounted to its net present value upon recognition. Adjustments to discount rate were not reflected in the provisions under U.S. GAAP unless there was an upward revision in the future cost estimates. We have taken the exemption and applied IFRIC 1 Changes in the Existing Decommissioning, Restoration and Similar Liabilities; correspondingly, the rehabilitation provision as of January 1, 2014 was revalued using current discount rate as of that date. In the subsequent periods, the rehabilitation provision was remeasured using the current discount rate as of the end of each reporting period. This resulted in the following differences between rehabilitation provision recorded in the consolidated financial statements under IFRS and amounts reported under U.S. GAAP:

•	As of January 1, 2014: increase in Current rehabilitation provision in the amount of RUB 31 million, increase in Non-current rehabilitation provision in the amount of RUB 2,433 million, increase in Property, plant and equipment in the amount of RUB 1,057 million;

•	As of December 31, 2014: increase in Current rehabilitation provision in the amount of RUB 6 million, increase in non-current rehabilitation provision in the amount of RUB 539 million, decrease in Property, plant and equipment in the amount of RUB 637 million; increase in assets and liabilities classified as held for sale in the amount of RUB 170 million;

•	Accretion expense is presented within Finance costs under IFRS. Under U.S. GAAP, it was presented as a separate line Accretion expenses. Accretion expense amounted to RUB 191 million under U.S. GAAP and RUB 256 million under IFRS for the period ended December 31, 2014; and

•	The difference in Rehabilitation provision methodology between U.S. GAAP and IFRS as described above resulted in the increase in Loss from discontinued operations related to Southern Urals Nickel Plant in the amount of RUB 264 million under U.S. GAAP for the year ended December 31, 2014 (see note 17 to the consolidated financial statements).

D — Actuarial gains and losses

At the date of transition to IFRS, we recognized actuarial gain/loss accumulated in prior period in retained earnings. Under IFRS, all prior service costs (positive or negative) are recognized in profit or loss when the employee benefit plan is amended and are not allowed to be spread over any future service period, which may create volatility in profit or loss whereas prior service cost is recognized in other comprehensive income/(loss) under U.S. GAAP at the date the plan amendment is adopted and then amortized into income over the participants’ remaining years of service, service to full eligibility date, or life expectancy, depending on the facts and circumstances. Finally, U.S. GAAP requires a pension contribution tax to be recognized as a component of net benefit cost in the period in which the contribution is made. Under IFRS, taxes related to benefit plans are included in the calculation of the benefit obligation. All aforementioned differences resulted in the following adjustments:

•	As of January 1, 2014: increase in Current pension obligations and decrease in Non-current pension obligations amounted to RUB 215 million and RUB 74 million, respectively;

•	As of December 31, 2014: increase in Current pension obligations and Non-current pension obligations amounted to RUB 22 million and RUB 57 million, respectively;

•	Actuarial gains and losses under our defined benefit plans of RUB 696 million were recycled from other comprehensive income/loss to accumulated losses as of January 1, 2014; and

•	Administrative and other operating expenses increase in the amount of RUB 195 million for the period ended December 31, 2014.

E — Impairment of non-current assets and goodwill

Under U.S. GAAP, goodwill is tested for impairment by using a two-step approach. Under the first step, the fair value of a “reporting unit” is compared to its carrying value. A reporting unit is the level, at which goodwill impairment is measured and it is defined as an operating segment or one level below it if certain conditions are met. If the fair value of the reporting unit is less than its carrying value, goodwill is impaired. Under step two, the amount of goodwill impairment is measured by the amount that the reporting unit’s goodwill carrying value exceeds the “implied” fair value of goodwill. The implied fair value of goodwill can only be determined by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in the first step). In this step, the fair value of the reporting unit is allocated to all of the reporting unit’s assets and liabilities (a hypothetical purchase price allocation). If goodwill and another asset (or asset group) of a reporting unit are tested for impairment at the same time, the other asset (or asset group) shall be tested for impairment before goodwill. If the asset group was impaired, the impairment loss would be recognized prior to goodwill being tested for impairment.

Under IFRS, impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length for similar assets or observable market prices less incremental costs for disposing of the asset. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the assets.

We recognized differences related to impairment of non-current assets other than goodwill — property, plant and equipment and mineral licenses.

Under U.S. GAAP requirements, in the first step of impairment testing, the carrying value of non-current assets is compared to the undiscounted cash flows of reporting unit, and only if the carrying amount exceeds the undiscounted cash flows, the second step is performed where the carrying amount is compared to the discounted cash flows. Under IFRS requirements impairment is determined by comparison of the carrying amount to the recoverable amount, which is determined through the use of discounted cash flows. This difference in requirements resulted in the difference in impairment testing of non-current assets of two CGUs — Bluestone companies and Ekos-plus as of January 1, 2014. According to the first step of impairment testing under U.S. GAAP no excess of the carrying value over the undiscounted cash flows was identified, therefore the second step of testing was not performed, and no impairment of non-current assets was recognized. As a result of the impairment test in accordance with IAS 36 Impairment of Assets, excess of the carrying value over the recoverable amount was identified for Bluestone companies in the amount of RUB 40,491 million including impairment of property, plant and equipment of RUB 4,185 million and mineral licenses of RUB 54,862 million, and the respective effect on deferred taxes of RUB 18,556 million; and for Ekos-plus in the amount of RUB 51 million related to property, plant and equipment as of January 1, 2014.

As of December 31, 2014, Bluestone companies were recognized as disposal group classified as held for sale in the consolidated financial statements under IFRS as well as under U.S. GAAP. In the both sets of consolidated financial statements net assets of Bluestone companies were written down to fair value less cost to sell and as of December 31, 2014 there is no difference in the carrying value of Bluestone companies’ non-current assets between IFRS and U.S. GAAP. A difference arose in the amount of impairment loss recognized by us in respect of Bluestone companies in the year ended December 31, 2014, as, under IFRS, impairment was partially recognized at the date of transition, whereas in the U.S. GAAP financial statements, the total amount of impairment loss was recognized by us in the year ended as of December 31, 2014. The difference in Profit (loss) after tax from discontinued operations, net for the year ended December 31, 2014 amounted to RUB 69,424 million. This difference also affected Other comprehensive income (loss) as impairment was recognized in different periods under IFRS and under U.S. GAAP — effect on currency translation adjustment comprised RUB 28,933 million in the year ended December 31, 2014.

Other difference between IFRS and U.S. GAAP requirements relates to the reversal of previously recognized impairment loss. If there is a change in estimates used to determine the recoverable amount, previously recognized impairment loss of property, plant and equipment can be reversed under IFRS whereas no such reversal is allowed according to U.S. GAAP requirements. This difference has affected the value of non-current assets of Donetsk Electrometallurgical Plant. According to U.S. GAAP, we recognized impairment loss in the consolidated financial statements as of June 30, 2013. The recoverable value was determined on binding offer from a third party. As of December 31, 2013, the recoverable value of Donetsk Electrometallurgical Plant has increased. According to U.S. GAAP previously identified impairment loss was not reversed. As of January 1, 2014, according to IFRS requirements we partially reversed impairment loss previously recognized in the amount of RUB 477 million. Due to the difference in the carrying value of Donetsk Electrometallurgical Plant’s non-current assets as of January 1, 2014, the difference in impairment loss recognized during the period ended December 31, 2014 arose in the consolidated financial statement under IFRS as compared to those previously prepared in accordance with U.S. GAAP in the amount of RUB 258 million.

F — Negative goodwill

In accordance with U.S. GAAP (ASC 805 Business combination), we recognized negative goodwill which arose on our business combinations carried out before January 1, 2009 as deferred credit for an excess of net assets acquired over cost and allocated it to the acquired non-current assets, except for the deferred taxes. In order to comply with IFRS, we derecognized the carrying amount of that deferred credit at the transition date.

•	As of the date of transition to IFRS, this difference affected Inventories (increase of RUB 189 million), Property, plant and equipment (increase of RUB 3,950 million), Mineral licenses (decrease of RUB 433 million), Deferred tax liabilities (increase of RUB 437 million);

•	As of December 31, 2014, this difference affected Inventories (increase of RUB 185 million), Property, plant and equipment (increase of RUB 2,449 million), Mineral licenses (decrease of RUB 393 million), Deferred tax liabilities (increase of RUB 163 million);

•	For the year ended December 31, 2014, this difference affected Cost of goods sold (increase of RUB 444 million); and

•	For the year ended December 31, 2014, this difference affected Impairment of goodwill and other non-current assets (increase of RUB 973 million).

G — Discontinued operations

In accordance with U.S. GAAP, we recognized and presented Bluestone companies as disposal group held for sale as of January 1, 2014 in the comparative information to our consolidated financial statements for the year ended December 31, 2014 when criteria for recognition of Bluestone companies as disposal group held for sale were met. Under IFRS, we also recognized Bluestone companies as asset held for sale as of December 31, 2014. In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, reclassification of comparative information in the statement of financial position for prior periods to reflect the classification in the statement of financial position for the latest period presented is not required, therefore we did not amend the presentation of our assets and liabilities in the comparative statement of financial position as of January 1, 2014. The effect of changes related to discontinued operations presentation made to comply with IFRS requirements, is presented in a separate column in the table below.

We recognized several subsidiaries as discontinued operations in our previously issued U.S. GAAP consolidated financial statements as of December 31, 2013: Toplofikatsia Rousse, Invicta Merchant Bar, Lomprom Rostov, Tikhvin Ferroalloy Plant, Voskhod-Oriel, Voskhod-Chrome and Voskhod-Trading. These subsidiaries do not meet IFRS 5 Non-current Assets Held for Sale and Discontinued Operations requirements to be recognized as discontinued operations as they do not represent a separate major line of business or geographical area of operations. We disposed of all these subsidiaries before December 31, 2013, and residual income and expenses related to these operations were presented as discontinued operations in the U.S. GAAP consolidated financial statements for the year ended December 31, 2014. In these financial statements prepared under IFRS we present these income and expenses as part of continuing operations. This resulted in the following adjustments to the U.S. GAAP amounts: increase in Revenue of RUB 126 million, increase in Cost of goods sold of RUB 140 million, increase in Allowance for doubtful accounts of RUB 567 million, and increase in Administrative and other operating expenses of RUB 204 million, and respective decrease in Loss from discontinued operations of RUB 785 million in the consolidated statements of profit (loss) and comprehensive income (loss) under IFRS as compared to the consolidated statement of operations under U.S. GAAP for the period ended December 31, 2014.

H — Inventory provision

We recalculated net realizable value provision in order to comply with IAS 2 Inventories requirements. This resulted in the increase in the Inventories balance in the amount of RUB 166 million as of January 1, 2014 and RUB 193 million as of December 31, 2014, and decrease in Cost of goods sold of RUB 31 million for the year ended December 31, 2014.

I — Borrowing costs

We recalculated borrowing costs capitalized in accordance with IFRS requirements. The effect of recalculations resulted in the increase in Property, plant and equipment in the amount of RUB 1,194 million as of December 31, 2014 in the consolidated statement of the financial position under IFRS as compared to U.S. GAAP and decrease in Finance costs of RUB 337 million and Foreign exchange gain/loss, net of RUB 857 million in the consolidated statements of profit (loss) and comprehensive income (loss) under IFRS compared to the consolidated statement of operations under U.S. GAAP.

J — Classification of liabilities

As of January 1, 2014, we were not in compliance with certain covenants under various credit facilities entered into with several lenders, including certain financial ratios, such as an EBITDA to Net Interest Expense and a Net Debt to EBITDA ratios. In April-May 2014, the lenders provided their consent to waive all breaches. According to U.S. GAAP requirements, when breach of covenants exists at the end of reporting period and lender agrees after the reporting period and before authorization of the financial statements for the issue not to demand the repayment, long-term credit facilities can be classified as non-current. In accordance with IFRS, such credit facilities shall be presented as current at the reporting date, unless waivers were received from lenders before the reporting date. As we received consent from the lenders after the reporting date, all corresponding liabilities are presented by us as current as of January 1, 2014. These liabilities included loans and borrowings for which covenants were breached, and also finance leases and other payables under contracts with cross-default clauses linked to those loans. The effect of this difference was as follows as of January 1, 2014:

•	Non-current interest-bearing loans and borrowings in the amount of RUB 220,884 million were reclassified to current;

•	Non-current finance lease liabilities in the amount of RUB 6,744 million were reclassified to current;

•	Accounts payable under contracts with breached cross-default provisions in the amount of RUB 7,329 million were reclassified to current from non-current liabilities as of January 1, 2014; and

•	As non-current payables were discounted in the U.S. GAAP consolidated financial statements, additional effect of unwinding the discount was recognized by us in the IFRS financial statements, with an increase of RUB 2,017 million recognized in Trade and other payables line and decrease in Finance costs for the year ended December 31, 2014 in the amount of RUB 2,241 million.

K — Deferred taxes

Deferred tax assets and liabilities are treated as non-current under IFRS. Netting is performed for deferred tax assets and liabilities relating to income taxes levied by the same taxation authority on the same taxable entity where we have a legally enforceable right to set off current tax assets against current tax liabilities. Under U.S. GAAP, the deferred tax balances were calculated by applying the currently enacted statutory tax rate in each jurisdiction applicable to the period in which the temporary differences between the carrying amounts and tax base (both in respective local currencies) of assets and liabilities are expected to reverse. Deferred tax assets in the amount of RUB 5,132 million as of December 31, 2014 (January 1, 2014: RUB 1,144 million) and deferred tax liabilities in the amount of RUB 444 million as of December 31, 2014 (January 1, 2014: RUB 1,236 million) were recognized as current under U.S. GAAP. Under IFRS, deferred taxes have been recalculated based on the IFRS net book values of assets and liabilities and are presented as non-current. Deferred tax assets and deferred tax liabilities were offset in the amounts of RUB 7,799 million as of December 31, 2014 (RUB 793 million as of January 1, 2014).

The main differences in deferred tax amounts calculated under IFRS and deferred tax amounts calculated under U.S. GAAP were due to the following:

•	Decrease in deferred tax liabilities of RUB 18,556 million related to impairment of Bluestone companies recognized in the IFRS financial statements as of January 1, 2014 (refer to note E — Impairment of non-current assets and goodwill above);

•	Decrease in deferred tax liabilities of RUB 266 million as of January 1, 2014 and RUB 236 million as of December 31, 2014, due to changes in rehabilitation provision (refer to note C — Rehabilitation provision expenses above);

•	Increase in deferred tax liabilities of RUB 437 million and RUB 163 million related to differences in the carrying values of property, plant and equipment and mineral licenses (refer to note F — Negative goodwill above); and

•	Changes in debt issuance costs under IFRS and U.S. GAAP (refer to note A — Debt issuance costs above) resulted in difference between U.S. GAAP and IFRS deferred taxes of RUB 208 million as of December 31, 2014.

The aggregate decrease in deferred tax benefit of RUB 361 million for the year ended December 31, 2014 is the result of all adjustments described in the notes A-L and N.

L — Retained earnings and Non-controlling interest

Adjustments and remeasurements made by us as of January 1, 2014 in order to comply with IFRS requirements resulted in the increase in Accumulated deficit by RUB 52,781 million. This also had effect on net assets of subsidiaries and respective non-controlling interests.

M — The consolidated statement of cash flows

M1 — Under IFRS, Finance income is reflected as a separate item within Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities.

M2 — Under IFRS, Finance costs are reflected as a separate item within Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities.

M3 — Under IFRS, Interest received is reflected as a separate item within Changes in working capital.

M4 — Under IFRS, Interest paid is reflected as a separate item within Changes in working capital.

M5 — Under IFRS, Income taxes paid are reflected as a separate item within Changes in working capital.

M6 — Under IFRS, Interest paid, capitalized is presented as a separate item. Under U.S. GAAP, it was reflected within Purchases of property, plant and equipment.

M7 — Under IFRS, overdrafts are accounted for as cash equivalents. Under U.S. GAAP, cash flows from overdrafts were included in cash flows from financing activity on a net basis.

N — Former related parties

Under U.S. GAAP (ASC 810 Consolidation), we determined certain Russian and foreign metallurgical plants and trading companies, which were formerly part of the Estar Group or controlled by the Estar Group shareholders (the “former Estar metallurgical plants”) as Variable Interest Entities (VIEs). We are not the primary beneficiary of the former Estar metallurgical plants, and the former Estar metallurgical plants were defined as related parties in previously issued U.S. GAAP consolidated financial statements as of December 31, 2014 and January 1, 2014. While under IFRS 12 Disclosure of Interests in Other Entities, an interest in an unconsolidated structured entity as defined by held by a reporting entity does not make the structured entity a related party to the reporting entity unless it would otherwise meet the definition of a related party (e.g. because the structured entity is an associate of the reporting entity). Accordingly, in the accompanying consolidated financial statements, the former Estar metallurgical plants are recognized as third parties. The main effects of this difference were as follows:

•	As of January 1, 2014, this difference affected Trade and other receivables (increase of RUB 1,138 million), Amounts due from related parties, net of allowance (decrease of RUB 1,574 million), Other current assets (increase of RUB 436 million), Trade and other payables (increase of RUB 2,476 million) and Amounts due to related parties (decrease of RUB 2,476 million);

•	As of December 31, 2014, this difference affected Trade and other receivables (increase of RUB 379 million), Amounts due from related parties, net of allowance (decrease of RUB 379 million), Trade and other payables (increase of RUB 828 million) and Amounts due to related parties (decrease of RUB 828 million);

•	This difference affected Allowance for doubtful accounts (increase of RUB 1,696 million) and Provision for amounts due from related parties (decrease of RUB 1,696 million) for the year ended December 31, 2014.

Other adjustments made by us to the U.S. GAAP amounts in order to meet IFRS requirements, which are not described above were insignificant.

Reconciliation of equity as of January 1, 2014 (date of transition to IFRS):

	Notes	U.S. GAAP (In thousands of U.S. dollars)	U.S. GAAP (In millions of Russian rubles)(1)	U.S. GAAP component classified as discontinued	Changes in the presentation	Adjustments and reclassifications / remeasurements	IFRS
Assets
Current Assets
Cash and cash equivalents		272,936	8,927	52	—	—	8,979
Trade and other receivables	N, CP(1)	587,999	19,242	177	1,920	1,138	22,477
Due from related parties, net of allowance	N, CP(12)	56,792	1,859	—	(71)	(1,592)	196
U.S. GAAP — Deferred income taxes	K	25,092	821	323	—	(1,144)	—
Inventories	F, H	1,407,868	46,044	177	—	408	46,629
Income tax receivables	CP(2)	—	—	—	2,936	—	2,936
Other current financial assets	CP(3)	—	—	—	360	—	360
Other current assets	A, N, CP(1)-(3), CP(12)	439,624	14,327	94	(5,839)	(1,357)	7,225
U.S. GAAP — Current assets of discontinued operations	G	25,159	823	(823)	—	—	—

Total current assets		2,815,470	92,043	—	(694)	(2,547)	88,802

Non-current assets
Property, plant and equipment	C, E, F	6,726,116	220,107	4,772	—	1,374	226,253
Mineral licenses	E, F	1,293,470	42,334	64,724	—	(55,331)	51,727
Non-current financial assets	CP(14)	14,787	484	—	59	—	543
Investment in associates		7,604	249	—	—	2	251
Deferred tax assets	K	5,066	166	—	—	351	517
Goodwill		687,763	22,510	—	—	10	22,520
Other non-current assets	A, CP(14)	127,861	4,184	1,080	(59)	(2,724)	2,481
U.S. GAAP — Non-current assets of discontinued operations	G	2,156,373	70,576	(70,576)	—	—	—

Total non-current assets		11,019,040	360,610	—	—	(56,318)	304,292

Total assets		13,834,510	452,653	—	(694)	(58,865)	393,094

	Notes	U.S. GAAP (In thousands of U.S. dollars)	U.S. GAAP (In millions of Russian rubles)(1)	U.S. GAAP component classified as discontinued	Changes in the presentation	Adjustments and reclassifications / remeasurements	IFRS
Equity and liabilities
Current liabilities
Interest-bearing loans and borrowings	A, J, CP(4)	1,478,154	48,297	221	2,051	216,509	267,078
Trade and other payables	J, N, CP(7), CP(8), CP(9), CP(15)	929,375	30,393	956	8,757	11,867	51,973
Advances received	CP(12)	140,919	4,566	—	(302)	25	4,289
Due to related parties	N	106,943	3,500	—	—	(2,476)	1,024
Provisions	C, CP(6), CP(10), CP(15)	2,001	65	213	1,213	40	1,531
Pension obligations	D	18,578	607	59	—	211	877
Finance lease liabilities	J	122,754	4,018	2	—	6,789	10,809
Income tax payable	CP(11)	78,332	2,560	—	594	19	3,173
Tax payable other than income tax	CP(6), CP(11), CP(12)	264,861	8,672	440	(1,672)	—	7,440
U.S. GAAP – Dividends payable	CP(8)	3,293	108	—	(108)	—	—
U.S. GAAP – Deferred income taxes	K	37,775	1,236	—	—	(1,236)	—
U.S. GAAP – Accrued expenses and other current liabilities	CP(4), CP(7), CP(9), CP(10)	343,457	11,241	—	(11,227)	(14)	—
U.S. GAAP – Current liabilities of discontinued operations	G	57,781	1,891	(1,891)	—	—	—
Other current liabilities		—	—	—	—	29	29

Total current liabilities		3,584,223	117,154	—	(694)	231,764	348,224

	Notes	U.S. GAAP (In thousands of U.S. dollars)	U.S. GAAP (In millions of Russian rubles)(1)	U.S. GAAP component classified as discontinued	Changes in the presentation	Adjustments and reclassifications / remeasurements	IFRS
Non-current liabilities
Interest-bearing loans and borrowings	A, J	7,513,277	245,904	227	—	(220,880)	25,251
Provisions	C	50,567	1,655	215	—	2,433	4,303
Pension obligations	D	104,525	3,412	1,552	—	(61)	4,903
Finance lease liabilities	J	296,875	9,717	—	—	(6,744)	2,973
Deferred tax liabilities	K	506,241	16,569	18,871	—	(17,965)	17,475
Other non-current liabilities	J	293,370	9,601	1,181	—	(7,330)	3,452
U.S. GAAP – Long-term liabilities of discontinued operations	G	673,591	22,046	(22,046)	—	—	—
Due to related parties		21	1	—	—	(1)	—

Total non-current liabilities		9,438,467	308,905	—	—	(250,547)	58,358

Total liabilities		13,022,690	426,059	—	(694)	(18,783)	406,582

Equity
Common shares		133,507	4,163	—	—	—	4,163
Preferred shares		25,314	833	—	—	—	833
Additional paid-in capital		834,118	25,591	—	—	—	25,591
Accumulated other comprehensive income (loss)	B, D	(47,601)	(12,844)	—	—	12,833	(11)
Accumulated deficit	B, D, L	(427,863)	(783)	—	—	(52,781)	(53,564)
Equity attributable to equity shareholders of Mechel PAO		517,475	16,960	—	—	(39,948)	(22,988)
Non-controlling interests	L	294,345	9,634	—	—	(134)	9,500

Total equity		811,820	26,594	—	—	(40,082)	(13,488)

Total equity and liabilities		13,834,510	452,653	—	(694)	(58,865)	393,094

(1)	At exchange rates from the U.S. dollar to the Russian ruble as of January 1, 2014. The effect of translation from the functional currency to presentational currency of the U.S. GAAP financial statements was reversed to arrive at comparative U.S. GAAP amounts in Russian rubles.

Reconciliation of equity as of December 31, 2014:

	Notes	U.S. GAAP (In thousands of U.S. dollars)	U.S. GAAP (In millions of Russian rubles)(1)	Changes in the presentation	Adjustments and reclassifications / remeasurements	IFRS
Assets

Current Assets
Cash and cash equivalents		70,800	3,983	—	—	3,983
Trade and other receivables	N, CP(1)	330,371	18,586	932	291	19,809
Due from related parties, net of allowance	N	9,303	523	—	(385)	138
U.S. GAAP — Deferred income taxes	K	91,223	5,132	—	(5,132)	—
Inventories	F, H	640,671	36,043	—	294	36,337
Income tax receivables	CP(2)	—	—	578	—	578
Other current financial assets	CP(3)	—	—	186	—	186
Other current assets	A, CP(1)-(3), CP(12)	238,314	13,407	(1,918)	(2,739)	8,750
U.S. GAAP — Current assets of discontinued operations	C, G	151,602	8,529	—	(8,529)	—

Total current assets		1,532,284	86,203	(222)	(16,200)	69,781

Assets of disposal group classified as held for sale	C, G	—	—	—	8,696	8,696
Non-current assets
Property, plant and equipment	C, F, I	3,944,427	221,266	—	3,033	224,299
Mineral licenses	F	719,951	40,503	—	(381)	40,122
Non-current financial assets	CP(14)	4,060	216	273	—	489
Investments in associates	CP(14)	6,142	346	(72)	—	274
Deferred tax assets	K	72,966	4,105	—	(2,667)	1,438
Goodwill		403,207	22,684	—	13	22,697
Other non-current assets	A, CP(14)	30,453	1,713	(201)	(50)	1,462

Total non-current assets		5,181,206	290,833	—	(52)	290,781

Total assets		6,713,490	377,036	(222)	(7,556)	369,258

	Notes	U.S. GAAP (In thousands of U.S. dollars)	U.S. GAAP (In millions of Russian rubles)(1)	Changes in the presentation	Adjustments and reclassifications / remeasurements	IFRS
Equity and liabilities
Current liabilities
Interest-bearing loans and borrowings	A, CP(4)	6,678,549	375,725	14,615	(3,821)	386,518
Trade and other payables	N, CP(7), CP(8), CP(9), CP(15)	537,004	30,211	30,476	806	61,493
Advances received	CP(12)	81,599	4,591	(292)	(15)	4,284
Due to related parties	N	15,494	872	—	(828)	44
Provisions	C, CP(6), CP(10)	3,478	196	1,928	6	2,130
Pension obligations	D	18,656	1,050	—	22	1,072
Finance lease liabilities		270,980	15,245	—	(32)	15,213
Income tax payable	CP(11)	31,444	1,769	1,272	(8)	3,033
Tax payable other than income tax	CP(6), CP(11), CP(12)	215,251	12,110	(2,489)	26	9,647
U.S. GAAP — Dividends payable	CP(8)	1,843	104	(104)	—	—
U.S. GAAP — Deferred income taxes	K	7,893	444	—	(444)	—
U.S. GAAP — Accrued expenses and other current liabilities	CP(4), CP(7), CP(9), CP(10)	811,345	45,645	(45,628)	(17)	—
U.S. GAAP — Current liabilities of discontinued operations	C, G	150,033	8,441	—	(8,441)	—
Other current liabilities		—	—	—	36	36

Total current liabilities		8,823,569	496,403	(222)	(12,709)	483,472

Liabilities of disposal group classified as held for sale	C, G	—	—	—	8,607	8,607

	Notes	U.S. GAAP (In thousands of U.S. dollars)	U.S. GAAP (In millions of Russian rubles)(1)	Changes in the presentation	Adjustments and reclassifications / remeasurements	IFRS
Non-current liabilities
Interest-bearing loans and borrowings	A	166,532	9,369	—	(23)	9,346
Provisions	C	43,712	2,459	—	539	2,998
Pension obligations	D	60,222	3,388	—	57	3,445
Finance lease liabilities		2,813	158	—	(12)	146
Deferred tax liabilities	K	179,987	10,126	—	(7,073)	3,053
Other non-current liabilities	CP(11)	81,288	4,557	(3,447)	45	1,155
Due to related parties	G	38	2	—	(2)	—
Income tax payable	CP(11)	—	—	3,447	—	3,447

Total non-current liabilities		534,592	30,059	—	(6,467)	23,592

Total liabilities		9,358,161	526,462	(222)	(10,569)	515,671

Equity
Common shares		133,507	4,163	—	—	4,163
Preferred shares		25,314	833	—	—	833
Additional paid-in capital		834,136	25,591	—	1	25,592
Accumulated other comprehensive income (loss)	B, D, E	972,381	17,162	—	(16,144)	1,018
Accumulated deficit	B, D, E, L	(4,763,413)	(205,805)	—	19,533	(186,272)
Equity attributable to equity shareholders of Mechel PAO		(2,798,075)	(158,056)	—	3,390	(154,666)
Non-controlling interests	L	153,404	8,630	—	(377)	8,253

Total equity		(2,644,671)	(149,426)	—	3,013	(146,413)

Total equity and liabilities		6,713,490	377,036	(222)	(7,556)	369,258

(1)	At exchange rate of 56.2584 as of December 31, 2014. The effect of translation from the functional currency to presentational currency of the U.S. GAAP financial statements was reversed to arrive at comparative U.S. GAAP amounts in Russian rubles.

Reconciliation of consolidated statements of profit (loss) and comprehensive income (loss) for the year ended December 31, 2014:

	Notes	U.S. GAAP (In thousands of U.S. dollars)	U.S. GAAP (In millions of Russian rubles)(1)	Changes in the presentation	Adjustments and reclassifications / remeasurements	IFRS
Continuing operations
Revenue	G	6,405,767	243,893	—	99	243,992
Cost of goods sold	G, F, H	(4,031,657)	(152,546)	—	(511)	(153,057)

Gross profit		2,374,110	91,347	—	(412)	90,935

Selling and distribution expenses		(1,460,641)	(55,599)	—	(62)	(55,661)
Loss on write-off of property, plant and equipment		(17,395)	(661)	—	—	(661)
Impairment of goodwill and other non-current assets	E, F	(120,237)	(6,764)	—	(1,232)	(7,996)
Allowance for doubtful accounts	G, N	(37,968)	(1,459)	—	(2,212)	(3,671)
Taxes other than income taxes		(172,447)	(6,442)	—	(27)	(6,469)
Allowance for amounts due from related parties	N	(41,425)	(1,823)	—	1,697	(126)
Administrative and other operating expenses	C, F, D, CP(13)	(392,606)	(14,946)	(851)	(518)	(16,315)
Other operating income	CP(13)	—	—	851	—	851
U.S. GAAP — Accretion expenses	C	(4,963)	(191)	191	—	—
Total selling, distribution and operating expenses, net		(2,247,682)	(87,885)	191	(2,354)	(90,048)

Operating profit (loss)		126,428	3,462	191	(2,766)	887

Finance income		2,398	88	—	19	107
Finance costs	C, J, I	(793,228)	(30,532)	(191)	2,613	(28,110)
Foreign exchange gain/loss, net	A, I	(2,396,123)	(105,129)	—	1,953	(103,176)
Share of profit of associates		276	10	—	(3)	7
Other income	CP(16)	—	—	684	—	684
Other expenses	CP(16)	(9,613)	(796)	(684)	(6)	(1,486)
Total other income and (expense), net		(3,196,290)	(136,359)	(191)	4,576	(131,974)

Loss before tax from continuing operations		(3,069,862)	(132,897)	—	1,810	(131,087)

Income tax benefit	K	183,908	9,187	—	(365)	8,822
Loss for the year from continuing operations		(2,885,954)	(123,710)	—	1,445	(122,265)

	Notes	U.S. GAAP (In thousands of U.S. dollars)	U.S. GAAP (In millions of Russian rubles)(1)	Changes in the presentation	Adjustments and reclassifications / remeasurements	IFRS
Discontinued operations
Loss after tax for the year from discontinued operations, net	G, E	(1,473,780)	(82,231)	—	70,529	(11,702)

Loss for the year		(4,359,734)	(205,941)	—	71,974	(133,967)

Attributable to:
Equity holders of the parent		(4,335,426)	(205,007)	—	72,303	(132,704)
Non-controlling interests	L	(24,308)	(934)	—	(329)	(1,263)
U.S. GAAP — Less: Dividends on preferred shares		(124)	(7)	—	—	(7)
U.S. GAAP — Net (loss) income attributable to common shares of Mechel PAO		(4,335,550)	(205,014)	—	72,303	(132,711)

Other comprehensive income (loss)		925,222	30,306	—	(29,136)	1,170
Other comprehensive income to be reclassified to profit or loss in subsequent periods	E	925,222	30,306	—	(29,136)	1,170
Exchange differences on translation of foreign operations		923,929	30,304	—	(29,136)	1,168
Exchange differences on translation of disposal of subsidiaries		—	—	—	—	—
Net gain on available for sale financial assets		1,293	2	—	—	2

Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods		(21,889)	(302)	—	175	(127)
Remeasurement losses on defined benefit plans	D	(21,889)	(302)	—	175	(127)

Other comprehensive income for the year, net of tax		903,333	30,004	—	(28,961)	1,043
Total comprehensive loss for the year, net of tax		(3,456,401)	(175,937)	—	43,013	(132,924)

Attributable to:
Equity holders of the parent		(3,432,093)	(175,003)	—	43,328	(131,675)
Non-controlling interests		(24,308)	(934)	—	(315)	(1,249)

(1)	The effect of translation from the functional currency to presentational currency of the U.S. GAAP financial statements was reversed to arrive at the comparative U.S. GAAP amounts in Russian rubles, using the exchange rates which were previously applied in U.S. GAAP to translate operations from the functional currency to the U.S. dollar.

Reconciliation of consolidated statement of cash flows for the year ended December 31, 2014:

	Notes	U.S. GAAP (In thousands of U.S. dollars)(1)	U.S. GAAP (In millions of Russian rubles)	Adjustments and reclassifications / remeasurements	IFRS
Cash Flows from Operating Activities
Net loss(2)		(4,359,734)	(205,941)	71,974	(133,967)
Profit (loss) from discontinuing operations, net of income tax		1,473,780	82,231	(70,529)	11,702
Net loss from continuing operations		(2,885,954)	(123,710)	1,445	(122,265)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities:
Finance income	M1	—	—	(107)	(107)
Finance costs	M2	—	—	28,110	28,110
Other adjustments		2,739,002	118,978	(1,445)	117,533
Changes in working capital items:
Interest received	M3	—	—	22	22
Interest paid	M4	—	—	(14,963)	(14,963)
Income taxes paid	M5	—	—	(2,509)	(2,509)
Other operating cash flows		891,579	32,804	(10,553)	22,251

Net cash provided by operating activities		744,627	28,072	—	28,072

Cash Flows from Investing Activities
Purchases of property, plant and equipment	M6	(443,668)	(16,506)	5,141	(11,365)
Interest paid, capitalized	M6	—	—	(5,141)	(5,141)
Other investing cash flows		(28,628)	(1,233)	—	(1,233)

Net cash used in investing activities		(472,296)	(17,739)	—	(17,739)

Cash Flows from Financing Activities
Proceeds from borrowings		1,815,966	64,469	—	64,469
Repayment of borrowings	M7	(2,185,343)	(78,030)	269	(77,761)
Other financing cash flows		(69,112)	(2,728)	—	(2,728)

Net cash used in financing activities		(438,489)	(16,289)	269	(16,020)

Effect of exchange rate changes on cash and cash equivalents		(35,965)	1,051	(150)	901
Net decrease in cash and cash equivalents		(202,123)	(4,905)	119	(4,786)
Cash and cash equivalents at beginning of period	M7	274,539	8,979	(2,849)	6,130
Cash and cash equivalents at end of period	M7	72,416	4,074	(2,730)	1,344

(1)	The effect of translation from the functional currency to presentational currency of the U.S. GAAP financial statements was reversed to arrive at the comparative U.S. GAAP amounts in Russian rubles, using the exchange rates which were previously applied in U.S. GAAP to translate operations from the functional currency to the U.S. dollar.
(2)	See notes to reconciliation of statements of profit (loss) and other comprehensive income (loss) above.

Trend Information

Demand

Mining. The demand for coking coal is dependent on the steel industry, which is directly tied to global economic cycles. In 2014, China’s coking coal imports fell by 13 million tonnes due to growing usage of domestic material and a slowdown in demand, according to Platts. As a result, global metallurgical coal imports stagnated with a slight decrease of 0.2% in 2014, according to CRU. In 2015, total global metallurgical coal imports fell by 5.9% as China continued its policy to decrease coal imports to support domestic producers. As a result of such policy, imports of metallurgical coal in China fell by 20 million tonnes in 2015, according to CRU.

The steam coal market is driven by non-steel related factors, such as growth in electricity consumption, balance between supply and demand and seasonality. In 2015, total global seaborne steam coal imports dropped by 9.2% compared to 2014 driven by drastic fall in China import volumes, according to CRU.

According to the Department of Industry, Innovation and Science of Australian Government, in 2014, global iron ore trade increased by 11% due to world pig iron production growth and higher proportion of imported iron ore in Chinese consumption. Global iron ore trade is estimated to have increased by 1.8% in 2015, the lowest rate of growth since 2001, according to the Department of Industry, Innovation and Science of Australian Government. The main reason of such growth slowdown was decreased steel production in China.

Steel. Russia is our largest market for steel products. In 2014, Russian rolled steel consumption reached a level of 45.5 million tonnes, according to Metal Expert. In 2015, Russian rolled steel consumption declined by 8.7% and amounted to 41.5 million tonnes, according to Metal Expert.

In 2014, exports of steel products increased by 5.2% and reached 24.9 million tonnes as a result of the ruble devaluation, according to Metal Expert. In 2015, the volume of steel products exports from Russia grew by 8.4% and amounted to 27.0 million tonnes due to the growth in the exchange rate, according to Metal Expert.

In 2014, imports of steel declined by 20.5% and amounted to 5.5 million tonnes, according to Metal Expert. In 2015, imports of steel decreased significantly by 27.3% and amounted to 4.0 million tonnes, according to Metal Expert. The decline was due to the ruble devaluation and growth in supplies of domestic producers.

Power. In 2015, the electricity output of our generating facilities increased by 12% as compared to 2014. Heat energy generated for sale decreased by 7%.

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

Sales

Mining. In 2016, we expect sales volumes of our mining segment to remain at the level of 2015 with an increase in the share of exports due to the increasing volumes of production at the Elga coal deposit. We believe that our policy of concluding long-term contracts for coal sales will strengthen our relationships with our customers and will give us long-term presence in both the domestic and export markets.

Steel. Our steel segment sales volumes are expected to increase in 2016 due to the increased production at the universal rolling mill resulting in an increase of structural shapes and rails sales. In addition, we believe that our strategy aimed at increasing the efficiency of the existing distribution network in conjunction with direct sales from our plants to the largest customers will allow us to strengthen our leading position in the market, to provide us with greater stability in steel sales and to improve our cash flow in the current economic slowdown.

Power. In 2016, we expect sales volumes of our power segment to remain at 2015 levels. We do not expect that consumption by small and mid-sized businesses and households, which are also customers of power and heat-supply companies, will change significantly. We plan to expand our distribution channels to build a new customer base among small and mid-sized businesses, as well as public utilities. We also plan to optimize our production capacity through further integration of our intra-group assets. We hope that further integration of our power assets, as well as diversification of our customer portfolio will allow us to avoid a fall in power segment sales caused by a decrease in demand from large industrial companies that are shifting their business from power supply companies.

Inventory

Overall, our inventory decreased by RUB 1,148 million, or 3.1%, to RUB 35,189 million as of December 31, 2015 from RUB 36,337 million as of December 31, 2014, due to the decrease in finished goods production costs, which was due to the decrease in raw materials costs as well as the decrease in production volumes in the steel segment as a result of the decline in steel products demand.

Costs

Mining. Within our mining segment, we expect our iron ore cash costs per tonne to increase in 2016 as a result of increasing prices of power, explosives, automotive tires and tubes for open pit equipment and land use fees, while coal cash costs per tonne should remain relatively stable in 2016 as a result of increasing operational efficiency and decreasing semi-fixed costs.

Steel. Excluding the effects of imposition of international sanctions against Russia and exchange rate fluctuations, our steel cash costs per tonne should remain relatively stable in 2016 as a result of achieving cost savings, as well as efficiency and output gains arising as a result of our targeted capital investment program. Specifically, as we continue to introduce operational and technical changes at our plants allowing us to better integrate their products, we expect to be better able to control our costs.

Power. We expect that in 2016 the cost of the production of electricity and heat energy will increase due to an increase in the prices of key raw materials, particularly natural gas, as well as some ancillary materials. We intend to maintain strict control over costs, which should enable us to cut expenditures by reducing fixed production costs, optimizing administrative expenses and increasing productivity to satisfy increased market demand in some regions.

Seasonality

Seasonal effects have a relatively limited impact on our results. Nevertheless, a slowing of demand and, thus, a reduction in sales volumes (and a related increase in inventories) is typically evident in the first and fourth quarters of the financial year as a result of the general reduction in economic activity associated with the New Year holiday period in Russia and elsewhere. We maintain increased stockpiles of scrap during the winter months in order to avoid potential supply disruptions due to inclement weather. We are dependent on the Russian construction market, which also experiences slowdowns in the winter months. Our mining segment revenues generally have the same seasonality as the steel segment since coking coal and iron ore are primarily used in the manufacture of steel and are closely linked to steel consumption. By contrast, our power segment sales volumes are generally higher in the first and the fourth quarters of the year, due to increased electricity and steam consumption in the winter period.

Consumption of combustive, lubricative and energy supplies during the winter months is generally higher than during the rest of the year. In addition, railroad carriers demand that iron ore concentrate be fully dried and coal concentrate be partially dried for transportation during the winter months, resulting in higher costs during that time.

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

Board of Directors

All of our current directors were elected at an extraordinary general shareholders’ meeting which took place on March 4, 2016, and their terms expire on the date of our annual general shareholders’ meeting, which will take place not later than June 30, 2016. The business and mailing address for all our directors and executive officers is Krasnoarmeyskaya Street 1, Moscow 125167, Russian Federation.

Name	Year of Birth	Position
Igor V. Zyuzin	1960	Chairman, Chief Executive Officer of Mechel Mining
Oleg V. Korzhov(4)	1970	Director, Chief Executive Officer, Chairman of Management Board
Tigran G. Khachaturov(4)	1979	Director, Adviser to Chief Executive Officer for Finance
Alexey G. Ivanushkin(4)	1962	Director, Member of Management Board
Alexander N. Kotsky(1)(2)(4)	1957	Director
Alexander D. Orishchin(1)(3)(4)	1932	Director
Vladimir V. Gusev(1)(2)(3)	1945	Director
Yuriy N. Malyshev(1)(3)(4)	1939	Director
Vladimir Yu. Korovkin(1)(2)(3)	1960	Director

(1)	Independent Director under the applicable NYSE regulations and Russian regulations.
(2)	Member of the Audit Committee of the Board of Directors.
(3)	Member of the Committee on Appointments and Remuneration.
(4)	Member of the Committee on Investments and Strategic Planning.

Igor V. Zyuzin has been Chairman of our Board of Directors since July 2010. He was our Chief Executive Officer from December 2006 to June 2010 and Chairman of our Management Board from September 2007 to June 2010. He served as Chairman of our Board of Directors from March 2003, when Mechel was founded, to December 2006 and has been a member of our Board of Directors since that time. Mr. Zyuzin has been a member of the Board of Directors of Mechel Mining since April 2008 and Chief Executive Officer of Mechel Mining since July 2011. Mr. Zyuzin has also served as Chairman of the Board of Directors of Southern Kuzbass Coal Company since May 1999 and has been a member of the Board of Directors of Chelyabinsk Metallurgical Plant since 2001 and a member of the Board of Directors of Yakutugol since October 2007. He has served as Chairman of the Board of Directors of Yakutugol since June 2013. From July 2011 to April 2014, he was Chairman of the Management Board of Mechel Mining. From April 2008 to June 2011, Mr. Zyuzin served as Chairman of the Board of Directors of Mechel Mining. Mr. Zyuzin has over 29 years of experience in the coal mining industry. Mr. Zyuzin has a degree in technology and complex mechanization of underground mining from the Tula Polytechnic Institute. Mr. Zyuzin also has a degree in mining engineering economics and a Ph.D. in technical sciences in the coal mining field. Mr. Zyuzin may be deemed to be the beneficial owner of approximately 36.34% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions.”

Oleg V. Korzhov has been a member of our Board of Directors since June 2014. Mr. Korzhov has been our Chief Executive Officer and Chairman of our Management Board since January 2014. He was our Senior Vice President for Economics and Management from February 2012 to December 2013. He has been a member of our Management Board since March 2009. Mr. Korzhov was our Senior Vice President for Business Planning and Analysis from November 2011 to February 2012, and our Vice President for Business Planning and Analysis from April 2009 to October 2011. Mr. Korzhov has been a member of the Board of Directors of Mechel Mining since June 2011 and Chairman of the Board of Directors of Mechel Mining since June 2014. He was a member of the Board of Directors of Port Posiet from May 2008 to June 2014, Beloretsk Metallurgical Plant and Mecheltrans from 2010 to 2014, Southern Kuzbass Power Plant from 2009 to 2014, Kuzbass Power Sales Company from 2010 to 2014, Chelyabinsk Metallurgical Plant from 2009 to 2011 and from June 2014 to

June 2015, as well as Vyartsilya Metal Products Plant from 2008 to 2010. From July 2008 to April 2009, he was Deputy Chief Executive Officer for Economics and Finance of Mechel-Steel Management. From September 2005 to January 2006, he served as Economic Planning Director of Mechel and from February 2006 to July 2008 he held the same position at Mechel-Steel Management. From 2003 to 2005, Mr. Korzhov was Director for Finance and Economics of EvrazHolding OOO. From 1998 to 2003, he was Deputy Director for Economic Analysis and Pricing and then Director for Economics of Nizhniy Tagil Iron and Steel Works OAO. Mr. Korzhov has a degree in economics and management in metallurgy from the Urals Polytechnic Institute and a degree in general management from the Academy of National Economy under the Government of the Russian Federation. Mr. Korzhov also has a Ph.D. in economics.

Tigran G. Khachaturov has been a member of our Board of Directors since March 2016. He has been an Adviser to our Chief Executive Officer for Finance since February 2015. From July to December 2014, he was an Adviser to Director of Atomenergoprom JSC. From June 2013 to July 2014, he served as First Executive Vice President, as well as Head of Moscow representative office of Uranium One Holding N.V. From August 2007 to May 2013, Mr. Khachaturov was First Deputy General Director and Acting General Director at Atomredmetzoloto OAO. From April 2002 to August 2007, he held various positions at Techsnabexport OJSC, including First Deputy General Director since July 2004. Mr. Khachaturov has a degree in finance and credit from the Plekhanov Russian Academy of Economics.

Alexey G. Ivanushkin has been a member of our Board of Directors since June 2013 and a member of our Management Board since August 2014. He served as our Chief Operating Officer — First Deputy Chief Executive Officer from August 2014 to March 2016. He was Chief Executive Officer of Oriel Resources Ltd. from April 2009 to March 2016. He has been a member of the Board of Directors of Oriel Resources Ltd. since October 2008 and a member of the Board of Directors of Southern Urals Nickel Plant since May 2009. He served as Chairman of the Board of Directors of Southern Urals Nickel Plant from May 2010 to March 2016. He was a member of our Board of Directors from March 2003 to July 2009, and served as our Chief Operating Officer from January 2004 to February 2009. Mr. Ivanushkin held the position of our Chief Executive Officer from March 2003 to January 2004. Mr. Ivanushkin served as Chairman of the Board of Directors of Chelyabinsk Metallurgical Plant from June 2002 to June 2009. From June to October 2004, he was Chief Executive Officer of Southern Kuzbass Coal Company. From December 1999 to April 2002, Mr. Ivanushkin served as Chief Executive Officer of Chelyabinsk Metallurgical Plant. From 1993 to November 1999, he was Director of the Department of Ferrous Metals and Ferroalloys in the Moscow office of Glencore International. Mr. Ivanushkin has a degree in economics and international relations from the Moscow State University of International Relations (MGIMO).

Alexander N. Kotsky has been a member of our Board of Directors since March 2016. He has also been a member of the Board of Directors of Port Vanino since June 2015. From 2008 to 2014, he was a member of the Board of Directors of Southern Kuzbass Coal Company. Mr. Kotsky has a degree in railway engineering from the Novosibirsk Institute of Railway Engineers.

Alexander D. Orishchin has been a member of our Board of Directors since March 2016. He was a member of the Board of Directors of Mechel Mining from June 2010 to June 2014. Mr. Orishchin has a degree in mining from the Tomsk Polytechnic Institute. He also holds a Ph.D. in technical sciences from the Moscow Mining Institute.

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

Yuriy N. Malyshev has been a member of our Board of Directors since June 2013. Mr. Malyshev is currently Director of the State Geological Museum of V.I. Vernadsky. He has been President of the Academy of Mining Sciences of Russia since 1993. Mr. Malyshev also serves as Chairman of the Board of Directors of OShK Soyuzspetsstroy ZAO. He has been a member of the Board of Directors of JSC Acron since May 2015. From 1999 to 2013, he was President of the Non-profit Partnership Russian Mining Operators. Mr. Malyshev has almost 50 years of experience in various executive positions in the coal mining industry. He is a member of the Russian Academy of Sciences and has a D.Sc. in technical sciences. He has the honorary title of Honored Worker of Science and Technology of the Russian Federation. He is the recipient of several prizes and awards, including the order “For Merit to the Motherland” of the third grade, the Order of Honour and all three grades of the “Miner’s Glory” order. Mr. Malyshev has a degree in mining from the Kemerovo Mining Institute.

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

Executive Officers

Name	Year of Birth	Position
Oleg V. Korzhov	1970	Chief Executive Officer, Director, Chairman of Management Board
Victor A. Trigubko	1956	Senior Vice President — Government Relations, Member of Management Board
Andrey A. Slivchenko	1975	Vice President — Finance, Member of Management Board
Valery A. Sheverdin	1963	Vice President for Corporate Security, Member of Management Board
Minas A. Darbinyan	1983	Deputy Chief Executive Officer for Financial Control, Member of Management Board
Irina N. Ipeeva	1963	Director of Legal Department, Member of Management Board
Natalya O. Trubkina	1964	Human Resources Director, Member of Management Board
Tigran G. Khachaturov	1979	Adviser to Chief Executive Officer for Finance, Director
Pavel V. Shtark	1969	Chief Executive Officer of Mechel Mining Management, Member of Management Board
Andrey A. Ponomarev	1977	Chief Executive Officer of Mechel-Steel Management, Member of Management Board
Petr A. Pashnin	1977	Chief Executive Officer of Mechel Energo
Alexey V. Lebedev	1974	Chief Executive Officer of Mecheltrans Management, Member of Management Board

For brief biographies of Messrs. Korzhov and Khachaturov, see “— Board of Directors.”

Victor A. Trigubko has been our Senior Vice President — Government Relations since August 2006 and a member of our Management Board since February 2016. He was a member of our Board of Directors from June 2012 to March 2016. He served as our Vice President — Government Relations from 2005 to August 2006. From 2003 to 2005, he was our Vice President for Representation in Central and Eastern Europe, Chairman of the Board of Directors of Mechel Campia Turzii S.A. and a member of the Board of Directors of Mechel Targoviste

S.A. From 2002 to 2003, Mr. Trigubko held the position of Director of Mechel International Holdings AG’s representative office in Romania. From 1997 to 2002, he was Head of Izhstal’s representative office in Moscow. From 1992 to 1997, he held various executive positions in the metallurgical company Unibros Steel Co. LTD, including Deputy General Director. Mr. Trigubko also worked in the Foreign Relations Department of the USSR State Committee for Labor and Social Issues and in the USSR Trade Representation Office in Romania. Mr. Trigubko has a degree in economics from the Kalinin State University.

Andrey A. Slivchenko has been our Vice President — Finance since May 2014 and a member of our Management Board since August 2014. From April 2014 to May 2014, Mr. Slivchenko was our Director for Finance. He has been a member of the Board of Directors of Southern Kuzbass Coal Company since June 2014. From January 2012 to September 2012, he served as Chief Executive Officer and from November 2011 to January 2012 as Chief Operating Officer of Pharmacy Chain 36.6 OAO. From July 2007 to April 2011, he was Vice President for Corporate Finance at United Aircraft Corporation JSC. From August 2003 to July 2007, Mr. Slivchenko held the position of Director for Corporate Finance at Pharmacy Chain 36.6 OAO. From January 2001 to May 2003, he was Director for Corporate Finance at Ilim Pulp Enterprise ZAO. From August 1997 to February 1999, he held various positions at Yukos Oil Company, including Head of the Financial Markets Department of Yukos-Moskva OOO. Mr. Slivchenko received a bachelor’s degree in economics and a master’s degree in management from the International University in Moscow.

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

Minas A. Darbinyan has been our Deputy Chief Executive Officer for Financial Control since June 2015 and a member of our Management Board since July 2015. He has been a member of the Board of Directors of Port Posiet since March 2016. From November 2013 to January 2015, he served as Director for Strategic Planning at Uranium One Holding N.V., part of state-owned corporation Rosatom. From April to November 2013, he headed Investment Planning and Development Department at Atomredmetzoloto OAO, also part of Rosatom. From May 2011 to April 2013, Mr. Darbinyan was senior consultant at KPMG ZAO. From 2008 to 2011, he held various positions at MIEL-DPM OOO, including Chief Financial Officer since 2010. From 2006 to 2008, he was an assistant to the Vice President-head of Moscow regional office in Moscow Industrial bank. Mr. Darbinyan has a degree in management from the Academy of National Economy under the Government of the Russian Federation and a degree in economics from the State Academic University for Humanities.

Irina N. Ipeeva has been Director of our Legal Department since April 2009 and a member of our Management Board since September 2007. She has been a member of the Board of Directors of Southern Kuzbass Coal Company since 2007 and a member of the Board of Directors of Mechel Mining since June 2014. From September 2007 to April 2009, she was our General Counsel, Deputy Director of the Legal Department — Director of the Department of Corporate Governance and Property. From 2003 to 2007, Mrs. Ipeeva held the position of General Counsel and Director of the Department of Corporate Governance and Property. From February to July 2006, she was Director of the Department of Corporate Governance and Property of Mechel-Steel Management. From March to June 2003, Mrs. Ipeeva held the position of Deputy General Director for Property Matters of Uglemet-Trading OOO. From December 2001 to March 2003, she was Head of the Department for Regulation of Corporate Relations and Property of Southern Kuzbass Coal Company

and, from January to November 2001, she was Head of the Share Capital Department. From August 1988 to January 2001, Mrs. Ipeeva worked at the Kuzbassugleobogashcheniye Industrial Amalgamation and the Tomusinskaya Washing Plant, where she held positions ranging from a legal adviser to head of the legal department. Mrs. Ipeeva has a degree in law from the Kuibyshev State University.

Natalya O. Trubkina has been our Human Resources Director since September 2015 and a member of our Management Board since February 2016. From August 2009 to August 2015, she held the position of Human Resources Director of Mechel-Steel Management. She has been a member of the Board of Directors of Chelyabinsk Metallurgical Plant since June 2015. She was a member of the Board of Directors of Urals Stampings Plant from June 2014 to June 2015. In 2009, she served as Human Resources Director in Souzmetallresource Management Company ZAO. From 2004 to 2009, Mrs. Trubkina worked in United Company RUSAL, including as Head of the Human Resources Department of secondary alloys business since 2006. From 2003 to 2004, she was HR manager in Texas Nafta Industries Inc. From 1994 to 2002, she was HR manager in Belpromstroybank OAO. Mrs. Trubkina has a degree in heat and gas supply and ventilation from the Novopolotsk Polytechnic Institute, as well as a diploma of further education in personnel management psychology from the Lomonosov Moscow State University.

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

Andrey A. Ponomarev has been Chief Executive Officer of Mechel-Steel Management since December 2015 and a member of our Management Board since February 2016. From August 2012 to November 2015, he served as First Deputy Chief Executive Officer of Mechel-Steel Management. He has been a member of the Board of Directors of Chelyabinsk Metallurgical Plant since 2013. He was a member of the Board of Directors of Vyartsilya Metal Products Plant and Beloretsk Metallurgical Plant from 2013 to 2014, Urals Stampings Plant from 2013 to 2015 and Izhstal from 2014 to 2015. From August 2009 to August 2013, he headed Mechel Service Global. From May 2005 to August 2009, Mr. Ponomarev was Managing Director of Mechel Service. From 2002 to 2005, he held various positions at Uglemet Trading OOO and Mechel Trading House OOO, including Head of Regional Sales Department. From 2000 to 2002, he served as chief of the analysis bureau in Chelyabinsk Metallurgical Plant’s marketing and sales service. From 1999 to 2000, he was an engineer in the special steels sales department of Chelyabinsk Metallurgical Plant’s marketing and sales service. Mr. Ponomarev has a degree in pressure metal treatment and a degree in finance from the Southern Urals State University.

Petr A. Pashnin has been Chief Executive Officer of Mechel Energo since November 2013. He has been a member of the Board of Directors of Kuzbass Power Sales Company since May 2014 and a member of the Board of Directors of Southern Kuzbass Power Plant since June 2015. He was a member of the Board of Directors of Tomusinsk Energo Management from June 2014 to June 2015. From July to November 2013, he held the position of Technical Director of Mechel Energo. From March 2012 to June 2013, he was Chief Operating Officer of Toplofikatsia Rousse. From September 2011 to February 2012, he served as Head of Energy Efficiency and Energy Audit Department of Mechel Energo. From February 2008 to September 2011, he held various positions at the Chelyabinsk branch of Mechel Energo. From July 1999 to January 2008, he worked at

Chelyabinsk Metallurgical Plant, where he held positions ranging from steam turbine operator to heat and power station chief engineer. Mr. Pashnin has a degree in industrial heat power engineering from the Southern Urals State University.

Alexey V. Lebedev has been Chief Executive Officer of Mecheltrans Management since December 2013 and a member of our Management Board since August 2014. He has been a member of the Board of Directors of Mecheltrans since April 2014 and a member of the Board of Directors of Port Kambarka and Port Vanino since June 2014. He was a member of the Board of Directors of Port Posiet from June 2014 to March 2016. He served as Chief Executive Officer of Mecheltrans Auto from February 2011 to December 2013 and Director of Motor Transportation Department of Mecheltrans from June 2010 to January 2011. From 2005 to 2010, Mr. Lebedev was Director of Uraltechstroy NN OOO. From 2004 to 2005, he held the position of Deputy General Director of Region Express TK OOO. From 1998 to 2003, he held various positions at UralPromSnab OOO. From 1993 to 1998, he was Head of Railway Transportation Department of Transfero EAFC OOO. Mr. Lebedev has a degree in industrial management from the Izhevsk State Technical University.

Compensation

Our directors and executive officers were paid an aggregate of approximately $7.8 million for services in all capacities provided to us during 2015. Our directors and executive officers are also provided with voluntary medical insurance and the use of wireless services.

Board of Directors

Members of our Board of Directors are elected by a majority of the voting stock present at our annual general shareholders’ meeting using a cumulative voting system. Directors are elected to serve until the next annual general shareholders’ meeting and may be re-elected an unlimited number of times. Our Board of Directors currently consists of nine members, five of whom are independent pursuant to the director independence criteria set forth both in the applicable Russian regulations and NYSE regulations, as well as in the Charter and the Bylaw on the Board of Directors of Mechel PAO. The Board of Directors is responsible for our overall management, except matters reserved for our shareholders. See “Item 10. Additional Information — General Meetings of Shareholders” for more information regarding the competence of our general shareholders’ meetings. Some of the members of our Board of Directors, as well as the members of the boards of directors of our subsidiaries, serve pursuant to contracts. These contracts do not provide for any benefits upon termination of their directorship.

Committees of the Board of Directors

Audit Committee

The Audit Committee consists of Vladimir Korovkin, Vladimir Gusev and Alexander Kotsky, each of whom is an Independent Director. Our Audit Committee operates pursuant to a bylaw, which is available at www.mechel.com. The purpose of this Committee is to assist the Board of Directors with its oversight responsibilities regarding:

•	the quality and integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and

•	the performance of our internal audit function and independent auditor.

Committee on Investments and Strategic Planning

The members of the Committee on Investments and Strategic Planning are Yuriy Malyshev, Alexander Orishchin, Alexey Ivanushkin, Alexander Kotsky, Tigran Khachaturov and Oleg Korzhov. The Committee on

Investments and Strategic Planning defines our strategic goals and defines our priorities. The Committee makes recommendations to the Board of Directors on our dividend policy and on the adjustments to our strategy as required in order to enhance our efficiency. Our Committee on Investments and Strategic Planning operates pursuant to a bylaw, which is available at www.mechel.com.

The following sub-committees were set up under the Committee on Investments and Strategic Planning:

•	Sub-committee on metallurgical production strategy, with members Alexey Ivanushkin and Oleg Korzhov;

•	Sub-committee on mining production strategy, with members Yuriy Malyshev, Alexander Kotsky and Alexander Orishchin; and

•	Sub-committee on power production strategy, with members Tigran Khachaturov and Alexey Ivanushkin.

Committee on Appointments and Remuneration

The members of the Committee on Appointments and Remuneration are Vladimir Gusev, Vladimir Korovkin, Alexander Orishchin and Yuriy Malyshev, each of whom is an Independent Director. The Committee on Appointments and Remuneration has been established to maintain continuity and high professional standards, as well as to work out a competitive remuneration system, within our group. The Committee prepares recommendations to the Board of Directors on candidates for appointment to the Management Board or as our Chief Executive Officer or other executive officers or senior officers of our subsidiaries. It also prepares appraisals of their performance and makes recommendations regarding their remuneration. The Committee also defines the requirements applicable to nominees to the Board of Directors and informs the shareholders of such nominees. The Committee operates pursuant to a bylaw, which is available at www.mechel.com.

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

Mechel Mining Management

Mechel Mining Management was established in July 2008 as a wholly-owned subsidiary of Mechel Mining with the purpose to provide management services to the production subsidiaries within our mining segment. Mechel Mining Management presently performs the functions of the sole executive body of the following companies: Southern Kuzbass Coal Company, Korshunov Mining Plant, Yakutugol, Moscow Coke and Gas Plant, Mechel Coke, Mechel Engineering, Elgaugol and Vzryvprom.

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

Mechel Energo

Mechel Energo was established in May 2001 under the name of Regional Energy Company ENERGOSBYT OOO. In February 2004, we acquired the company with a view to make the strategic and operational management of our power assets more efficient. The name of the company was changed to its current name in April 2004. Mechel Energo performs the functions of the sole executive body of Southern Kuzbass Power Plant in our power segment.

Mecheltrans Management

Mecheltrans Management was established in March 2010 as a wholly-owned subsidiary of Mechel and since July 2010 began to provide management services to the companies within our transport division by performing the functions of the sole executive body of Mecheltrans, Mecheltrans Vostok, Port Posiet, Port Kambarka and Port Temryuk.

Review Commission

The Review Commission verifies the accuracy of our financial reporting under Russian law and generally supervises our financial activity. The members of our Review Commission are nominated and elected by our shareholders to serve until the next annual general shareholders’ meeting. Our Chief Executive Officer, a member of our Board of Directors and a member of our Management Board may not simultaneously be a member of the Review Commission. Our Review Commission currently has three members: Alexander N. Kapralov, Andrey V. Stepanov and Natalya S. Zykova. The powers and duties of our Review Commission are governed by a bylaw approved by our general shareholders’ meeting.

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

Corporate Governance Principles

Our corporate governance principles are based on the Russian Corporate Governance Code recommended by the CBR and supplemented by the obligations of the Board of Directors prescribed by Russian law, our charter and internal rules of procedure. The principles are intended to ensure that we are managed and monitored in a responsible and value-driven manner. They include the protection of shareholders’ rights, comprehensive disclosure and transparency requirements and rules governing conflicts of interest. We are committed to continuing to adapt our corporate governance principles to developments in best-practices. Our corporate governance principles are reflected in our corporate documents, such as:

•	the Charter;

•	the Bylaw on the Board of Directors;

•	the Bylaw on the General Meeting of Shareholders;

•	the Bylaw on the General Director;

•	the Bylaw on the Collegial Executive Body (Management Board);

•	the Bylaw on the Review Commission;

•	the Bylaw on the Internal Control and Audit Department;

•	the Code of Business Conduct and Ethics;

•	the Bylaw on the Prohibition and Prevention of Insider Trading;

•	the Bylaw on the Disclosure of Information that may Significantly Impact the Market Value of our Shares;

•	the Bylaw on Information Policy;

•	the Bylaw on Appointments and Remuneration Committee of the Board of Directors;

•	the Bylaw on Investments and Strategic Planning Committee of the Board of Directors;

•	the Bylaw on the Audit Committee of the Board of Directors;

•	the Code of Corporate Governance; and

•	the Bylaw on Dividend Policy.

These documents are available at www.mechel.com and www.mechel.ru.

We also comply with the corporate governance requirements applicable to Russian public companies listed on Russian stock exchanges. Such requirements include: (1) the obligation to have at least three independent directors, who shall represent at least one-fifth of the members of the board of directors; (2) the establishment of an audit committee chaired by an independent director and a committee on appointments and remuneration consisting of independent directors, or, if not practicable, of independent directors and members of the board of directors who are not a sole executive body and/or members of the collegial executive body; (3) the establishment of a corporate body responsible for the internal audit (control) and adoption of an internal audit (control) policy; (4) the adoption of a dividend policy; (5) the obligation to notify shareholders about the annual general shareholders’ meeting not less than 30 days before the date of the meeting; and (6) the obligation to disclose information about the date when the list of persons entitled to participate in a general shareholders’ meeting is prepared, at least seven days prior to such date.

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

Employees

As of December 31, 2015 and 2014, we employed 65,888 and 67,880 people as follows:

	2015		2014
Segment	Total Employees	% Unionized	Total Employees	% Unionized
Mining	24,322	66%	24,969	68%
Steel	36,430	61%	37,769	60%
Power	4,447	34%	4,436	36%
Other	689	8%	706	16%

Total	65,888	61%	67,880	61%

Set out below is information about membership of our employees in trade unions:

•	Employees of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Southern Urals Nickel Plant, Korshunov Mining Plant, Moscow Coke and Gas Plant, Mechel Coke, Izhstal, Bratsk Ferroalloy Plant, Mechel Materials and Pugachevsky Open Pit are members of the Ore Mining and Smelting Trade Union of Russia.

•	Employees of Urals Stampings Plant are members of the Trade Union of Machinists of the Russian Federation, employees of Chelyabinsk branch of Urals Stampings Plant are members of the Ore Mining and Smelting Trade Union of Russia.

•	Employees of Southern Kuzbass Coal Company and its subsidiaries Tomusinsky Open Pit, Vzryvprom and Shakhtspetsstroy are members of the Russian Independent Trade Union of Coal Industry Workers and of the Independent Trade Union of Miners of Russia.

•	Employees of Yakutugol, Neryungry Car Fleet and Mechel-Remservice are members of the Russian Independent Trade Union of Coal Industry Workers.

•	Employees of Mechel Energo are members of the Ore Mining and Smelting Trade Union of Russia.

•	Employees of Port Posiet are members of the Russian Stevedores’ Trade Union.

•	Employees of Mecheltrans’ separate business unit in the city of Myski are members of the Russian Independent Trade Union of Coal Industry Workers.

•	Employees of Southern Kuzbass Power Plant are members of the All-Russian Power Industry Trade Union and of the Russian Independent Trade Union of Coal Industry Workers.

•	Employees of Kuzbass Power Sales Company are members of the All-Russian Power Industry Trade Union.

•	Employees of Mechel Nemunas are members of the Trade Union Nemunas.

•	Employees of Donetsk Electrometallurgical Plant are members of the Trade Union of Workers of Metallurgical and Mining Industry of Ukraine.

We consider our relationships with our employees to be good.

Item 7. Major Shareholders and Related Party Transactions

The following table sets forth information regarding our major shareholders, which means shareholders that are the beneficial owners of 5% or more of our common shares, as of March 31, 2016, based on the information available to us:

Name of Beneficial Owner	Number of Common Shares	% of Common Shares
Igor V. Zyuzin(1)	151,273,468	36.34%
Irina V. Zyuzina(2)	77,826,997	18.70%
Ksenia I. Zyuzina(2)	77,826,997	18.70%
Kirill I. Zyuzin(2)	77,826,997	18.70%
Other(3)(4)	187,170,280	44.96%

(1)	Mr. Zyuzin is the Chairman of our Board of Directors. See “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.” Mr. Zyuzin may be deemed to be the beneficial owner of approximately 36.34% of our common shares through (i) his record ownership of 21.54% of our common shares; and (ii) his ownership of 100% of the equity interest in Calridge Limited (“Calridge”). Calridge is the owner of 14.80% of our common shares. Further information regarding the shareholdings of Mr. Zyuzin is available in the Schedule 13D filed by him with the SEC.

(2)	In the course of 2016, MetHol OOO (“MetHol”), which is owned by Mrs. Irina V. Zyuzina, Ms. Ksenia I. Zyuzina and Mr. Kirill I. Zyuzin (the “Zyuzin Family Members”), acquired 77,826,997 of our common shares from Calridge. As a result, MetHol is now the owner of 18.70% of our common shares. As a result, each of the Zyuzin Family Members may be deemed to share beneficial ownership of the 18.70% shareholding held of record by MetHol. Further information regarding the shareholdings of the Zyuzin Family Members is available in the Schedule 13D that each Zyuzin Family Member has filed with the SEC.
(3)	According to Deutsche Bank Trust Company Americas, as of March 31, 2016, 43,188,339 common ADSs and 26,750,001 GDSs were outstanding, representing 33.60% of our total issued common shares.
(4)	We believe our directors and executive officers as a group, other than Mr. Zyuzin and Zyuzin Family Members, beneficially own less than 1% of our shares.

None of our common shareholders have voting rights which differ from any other holders of our common shares. Based on our share register, we believe we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements the operation of which may result in a change of control.

Related Party Transactions

See note 14 to the consolidated financial statements.

Item 8. Financial Information

See “Item 18. Financial Statements.”

Litigation

Other than the legal proceedings described below, we are not involved in any legal proceedings that we believe to be material.

Tax

On January 16, 2012, Mechel Trading House received an assessment from the tax authorities for profit tax, interest and incurred penalties in a total amount of 5.9 billion rubles for the 2008-2009 period. We contested this assessment through the administrative procedure with the higher-level tax authorities which reduced the assessment to 5.5 billion rubles. On June 5, 2012, Mechel Trading House filed a claim with the Moscow Arbitrazh Court to contest the amount of 5.5 billion rubles. On January 9, 2014, the Moscow Arbitrazh Court sustained the Mechel Trading House claims in part of 1.6 billion rubles, including penalties and fines, and the remaining claims were denied. Mechel Trading House did not appeal the decision. On June 19, 2014, the Moscow Arbitrazh Court sustained the application of Mechel Trading House, requesting leave to repay the remaining 3.9 billion ruble assessment on an installment basis by May 2016. On March 15, 2016, Mechel Trading House reapplied with the court for installment payment. On March 31, 2016, the Moscow Arbitrazh Court extended the installment payment until May 2017.

In June 2012, Chelyabinsk Metallurgical Plant received an assessment from the tax authorities for profit tax, interest and incurred penalties in a total amount of 315.2 million rubles for the year 2008. We contested this assessment with the higher-level tax authorities. The higher-level tax authorities reduced the assessment to 104.6 million rubles. On January 18, 2013, Chelyabinsk Metallurgical Plant filed a claim with the Moscow Arbitrazh Court to contest the amount of 104.6 million rubles. On December 29, 2014, the Moscow Arbitrazh Court sustained the Chelyabinsk Metallurgical Plant claims in part of 28.3 million rubles and the remaining claims were denied. Chelyabinsk Metallurgical Plant filed an appeal with the Ninth Arbitrazh Court of Appeal. On February 19, 2015, the Ninth Arbitrazh Court of Appeal reversed the lower court’s decision in part of reducing the profit tax assessment in the amount of 69.0 thousand rubles, the rest of the court’s decision was upheld. Chelyabinsk Metallurgical Plant filed a cassation appeal with the Arbitrazh Court of Moscow District. On July 3, 2015, the court dismissed the cassation appeal.

We believe that we have paid or accrued all taxes that are applicable. Where uncertainty exists, we have accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. We accrued RUB 480 million and RUB 620 million of tax claims other than income tax that management believes are probable as of December 31, 2015 and 2014, respectively. In addition, income tax claims that management believes are probable were accrued. See note 21 to the consolidated financial statements.

Antimonopoly

In September 2013, the FAS found the Administration of the Kemerovo region, Russian Railways and 16 largest freight railway operators, including Mecheltrans, to have violated the Competition Law by entering into an agreement that led or could have led to the division of the commodity market on a territorial principle, in volume of sale of goods and composition of customers of goods, as well as to limiting access to the commodity market for entities or their elimination from it. Mecheltrans was fined by the FAS in the amount of 19.3 million rubles. We filed an appeal with the Moscow Arbitrazh Court. In June 2015, the Moscow Arbitrazh Court invalidated the regulation of the FAS and cancelled the fine. In September and December 2015, the higher courts upheld the decision of the Moscow Arbitrazh Court. In April 2016, the Supreme Court of the Russian Federation denied to transfer the FAS’s cassation appeal for consideration at the court hearing of the Chamber for Commercial Disputes of the Supreme Court of the Russian Federation.

Environmental and safety

Pursuant to a claim of the Novokuznetsk Environmental Prosecutor’s Office against Southern Kuzbass Power Plant concerning the discharge of pollutants into the atmosphere above the maximum allowable level, the court ruled in September 2008 that we must limit the discharge of pollutants into the atmosphere to comply with the maximum allowable level. We have complied with the ruling effective as of November 2009. The court also mandated us to reconstruct the de-dusting system. Since then, we have applied several times for stay of execution, the last time being in June 2014, and the court allowed us to stay execution of this mandate until June 1, 2016. We are continuing with the reconstruction and replacement of the dust and gas scrubber equipment. During 2013-2015, we completed the reconstruction of three of the boilers and have commenced the reconstruction of another boiler.

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

In February 2016, the Bratsk Environmental Prosecutor’s Office filed a claim with the Bratsk City Court of Irkutsk region against Bratsk Ferroalloy Plant seeking to ban (suspend) operation of one ore-thermal furnace until the complete replacement of the filter elements of its gas-cleaning unit and to oblige Bratsk Ferroalloy Plant to carry out the replacement of the filter elements by June 1, 2016. The court sustained the claims of the Bratsk

Environmental Prosecutor’s Office regarding the replacement of the filter elements by June 1, 2016 and dismissed the rest of claims. We have begun to replace the filter elements.

Commercial litigation

During the period from February 2014 to April 2015, Novatek — Chelyabinsk OOO filed 18 claims against Chelyabinsk Metallurgical Plant with the Arbitrazh Court of Chelyabinsk region seeking recovery of debt for gas supplied from December 2013 to March 2015 in an aggregate amount of approximately 8.0 billion rubles and penalty for delay in payment in an aggregate amount of approximately 145.0 million rubles. During the court hearings the amounts of claims were reduced to approximately 7.1 billion rubles of principal and approximately 160.0 million rubles of penalties. From April 2014 to October 2015, the Arbitrazh Court of Chelyabinsk region sustained the plaintiff’s claims under 18 cases. We appealed 16 cases. From July 2014 to October 2015, the Eighteenth Arbitrazh Court of Appeal dismissed our claims with respect to all these cases. Chelyabinsk Metallurgical Plant repaid debt in the amount of 7.1 billion rubles as principal and 45.5 million rubles as penalty.

On August 11, 2014, RPFB Project Finance OOO filed a claim against Mechel with the Moscow Arbitrazh Court seeking recovery of debt for provided consulting services in the amount of 731.8 million rubles, interest in the amount of 20.2 million rubles and litigation costs. On February 25, 2015, the Moscow Arbitrazh Court rendered a decision to sustain the claim in full. We appealed the decision, but the higher courts dismissed our claims. In August 2015, RPFB Project Finance OOO filed a bankruptcy petition with the Moscow Arbitrazh Court. In September 2015, the debt was repaid in full and the court terminated the proceedings.

In December 2014, Minmetals appealed to the Arbitration Institute of the Stockholm Chamber of Commerce against Chelyabinsk Metallurgical Plant to recover alleged amounts due under the equipment supply contract amounting in total to approximately $128.4 million. Chelyabinsk Metallurgical Plant has submitted a counterclaim in this matter amounting to $68.4 million, which includes a penalty for delay and the recovery of damages for failing to perform works and rectifying works of poor quality. The tribunal has been appointed. The parties have provided evidence as per arbitration proceeding. Currently, Chelyabinsk Metallurgical Plant has challenged an arbitrator appointed by Minmetals. Minmetals has to appeal the statement of defense of the defendant and present a statement of defense to the cross-action with the attachment of the evidence until May 31, 2016.

In February 2015, Mecheltrans filed a claim against SM Capital OOO with the Moscow Arbitrazh Court seeking recovery of debt under REPO agreements (bonds) in the amount of 1.38 billion rubles. In March 2015, SM Capital OOO filed a counterclaim against Mecheltrans and Mechel (as the guarantor) with the Moscow Arbitrazh Court seeking recovery of debt under the same REPO agreements (bonds) in the amount of 1.44 billion rubles. On June 30, 2015, the Moscow Arbitrazh Court sustained the Mecheltrans’s claim in full and dismissed the counterclaim of SM Capital OOO. SM Capital OOO filed an appeal. The Ninth Arbitrazh Court of Appeal upheld the decision of the Moscow Arbitrazh Court.

From May 2015 to April 2016, Novatek — Chelyabinsk OOO filed 20 claims against Chelyabinsk Metallurgical Plant with the Arbitrazh Court of Chelyabinsk region seeking recovery of debt for gas supplied from April 2015 to March 2016 in an aggregate amount of approximately 6.3 billion rubles and penalty for delay in payment in an aggregate amount of approximately 229.4 million rubles. During the period from July 2015 to April 2016, the Arbitrazh Court of Chelyabinsk region sustained the plaintiff’s claims under 18 cases. We appealed 16 cases. The Eighteenth Arbitrazh Court of Appeal dismissed our claims with respect to 12 cases and the remaining four cases will be considered in May 2016. The court hearings with respect to two cases are scheduled for late April-May 2016. Chelyabinsk Metallurgical Plant repaid debt in the amount of 4.0 billion rubles as principal.

In December 2015, ERG SALES AG filed a claim against Chelyabinsk Metallurgical Plant with the London Court of International Arbitration (“LCIA”) seeking recovery of debt under iron ore feed supply contract in the amount of $10.7 million and penalty for delay in payment in the amount of $513.4 thousand. The court hearing has not been scheduled yet.

Debt litigation

VTB Group Companies

On September 25, 2014, VTB Bank filed a lawsuit against Mechel with the Moscow Arbitrazh Court seeking recovery of debt under a credit facility agreement in an aggregate amount of approximately 3.0 billion rubles, including interest on the loan in the amount of 2.9 billion rubles and penalty in the amount of 104.5 million rubles. On October 30, 2014, we filed a counterclaim against VTB Bank seeking the revision of credit facility clauses. On December 12, 2014, the Moscow Arbitrazh Court sustained the VTB Bank claims and dismissed our claims. On June 9, 2015, the Ninth Arbitrazh Court of Appeal upheld the decision of the Moscow Arbitrazh Court. We filed a cassation appeal which was returned upon our request due to the restructuring of the debt.

In October 2014, VTB Factoring OOO filed a lawsuit with the Moscow Arbitrazh Court against Chelyabinsk Metallurgical Plant and Mechel Service seeking jointly and severally recovery of debt on payments of 867.7 million rubles, and recovery from Chelyabinsk Metallurgical Plant of debt on payments of financing fees of 86.6 million rubles. On February 3, 2015, the Moscow Arbitrazh Court sustained the lawsuit in full. Chelyabinsk Metallurgical Plant and Mechel Service appealed with the Ninth Arbitrazh Court of Appeal. On April 27, 2015, the Ninth Arbitrazh Court of Appeal dismissed the appeals. In August 2015, the proceedings were terminated in connection with the approval of the settlement agreement by the court.

In December 2014, Yakutugol and Southern Kuzbass Coal Company each filed separate lawsuits against VTB Bank with the Moscow Arbitrazh Court seeking amendment of the loan agreements in connection with the substantial change of circumstances, namely a sharp decline in coal prices. We withdrew these lawsuits due to the restructuring of the debt.

On December 30, 2014, Mechel Carbon Singapore received Statutory Demands from VTB Bank for the payment of: (i) 10.0 billion rubles (principal amount) and 322.2 million rubles (interest) based on the guarantee of Mechel Carbon Singapore in favor of VTB Bank under the credit facility agreement between VTB Bank and Southern Kuzbass Coal Company, and (ii) 5.8 billion rubles (principal amount) and 187.3 million rubles (interest) based on the guarantee of Mechel Carbon Singapore in favor of VTB Bank under the credit facility agreement between VTB Bank and Yakutugol. On January 20, 2015, Mechel Carbon Singapore declined to pay under the Statutory Demands of VTB Bank with respect to several litigations concerning credit facility agreements between the borrowers (Southern Kuzbass Coal Company and Yakutugol) and VTB Bank in Russia. On January 27, 2015, VTB Bank submitted an application to the High Court of Singapore for the winding up proceedings against Mechel Carbon Singapore. On February 13, 2015, the High Court stated that VTB Bank has to submit the final letter of claim by February 27, 2015 and Mechel Carbon Singapore has to submit the final letter of defense by March 13, 2015. VTB Bank submitted its final letter of claim on March 16, 2015 and Mechel Carbon Singapore submitted its final letter of defense on March 26, 2015. VTB Bank requested for hearings on April 6, 2015, April 9, 2015, April 30, 2015, July 1, 2015, September 28, 2015 and October 19, 2015, however due to the fact that restructuring agreements between Mechel and VTB Bank were signed and became effective on October 13, 2015, the High Court of Singapore ordered that VTB Bank be granted a right to withdraw its claims against Mechel on October 19, 2015.

On January 7, 2015, Mechel Carbon received two notices of Betreibungsamt of Baar where it was informed about the proceedings against Mechel Carbon based on the claims of VTB Bank: (i) CHF 194.0 million and CHF 6.2 million resulting from a guarantee issued by Mechel Carbon in favor of VTB Bank as to the payment obligations of Southern Kuzbass Coal Company under the credit facility agreement, and (ii) CHF 112.8 million and CHF 3.6 million resulting from a guarantee issued by Mechel Carbon in favor of VTB Bank as to the payment obligations of Yakutugol under the credit facility agreement. On January 8, 2015, Mechel Carbon rejected the proceedings by submission of two Rechtsvorschlag (i.e., a motion exercising the right to refuse the procedure for compulsory execution). The proceedings were stopped. On February 16, 2015, Mechel Carbon received two claims of VTB Bank dated February 10, 2015 and court orders of canton Zug dated February 13,

2015 with respect to the following amounts: (i) CHF 184.7 million and CHF 6.2 million resulting from a guarantee issued by Mechel Carbon in favor of VTB Bank as to the payment obligations of Southern Kuzbass Coal Company under the credit facility agreement, and (ii) CHF 107.4 million and CHF 3.6 million resulting from a guarantee issued by Mechel Carbon in favor of VTB Bank as to the payment obligations of Yakutugol under the credit facility agreement. In court of canton Zug, VTB Bank is challenging Mechel Carbon’s refusal to participate in the enforcement proceedings. The Cantonal Court of Zug asked Mechel Carbon to submit a statement of defense within seven days. Mechel Carbon has applied for the extension. The Cantonal Court of Zug has granted the extension until April 17, 2015. Statement of defense of Mechel Carbon has been filed. The hearings were suspended until July 5, 2016 based on the parties mutual request.

On January 7, 2015, Mechel Trading received the notice of Betreibungsamt of Baar where it was informed about the proceedings against Mechel Trading based on the claim of VTB Bank in the amount of CHF 51.6 million and CHF 1.3 million resulting from the guarantee issued by Mechel Trading in favor of VTB Bank under the payment obligations of Mechel. On January 8, 2015, Mechel Trading rejected the proceedings by submission of Rechtsvorschlag. The proceedings were stopped. On January 14, 2015, Mechel Trading received the notice of Betreibungsamt of Baar about the proceedings against Mechel Trading based on the claim of VTB Bank in the amount of CHF 694.9 million and CHF 50.1 million (interest) and CHF 2.3 million (penalty for the payment default) resulting from the guarantee issued by Mechel Trading in favor of VTB Bank under the payment obligations of Mechel. On January 19, 2015, Mechel Trading rejected the proceedings by submission of Rechtsvorschlag. The proceedings were stopped. On February 16, 2015, Mechel Trading received one claim of VTB Bank dated February 10, 2015 and court order of canton Zug dated February 13, 2015, with respect to the amount of CHF 747.3 million. In court of canton Zug, VTB Bank is challenging Mechel Trading’s refusal to participate in the enforcement proceedings. The Cantonal Court of Zug asked Mechel Trading to submit a statement of defense within seven days. Mechel Trading has applied for the extension. The Cantonal Court of Zug has granted the extension until April 17, 2015. Statement of defense of Mechel Trading has been filed. The hearings were suspended until July 5, 2016 based on the parties mutual request.

On February 2, 2015, VTB Bank filed a lawsuit against Mechel with the Moscow Arbitrazh Court seeking recovery of principal and interest under the credit facility agreement in the amount of 50.2 billion rubles, of which principal amounts to 44.5 billion rubles, interest amounts to 3.2 billion rubles and penalties amount to 2.5 billion rubles. In turn, Mechel filed a lawsuit with the Moscow Arbitrazh Court seeking invalidation of the certain clauses of the credit facility agreement and the notice which was sent on its basis. These two cases were combined into one. On April 9, 2015, the Moscow Arbitrazh Court sustained the VTB Bank claims and dismissed our claims. VTB Bank withdrew the lawsuit in connection with the restructuring of the debt. On January 21, 2016, the Ninth Arbitrazh Court of Appeal reversed the decision of the Moscow Arbitrazh Court and terminated the proceedings.

On February 12, 2015, Mechel Carbon Singapore submitted to the LCIA the letters of claim against VTB Bank which were accepted; the respondent was granted 28 days for the submission of its letter of defense. On February 24, 2015, VTB Bank exercised its right under the Southern Kuzbass Coal Company and Yakutugol guarantees to require the disputes submitted to the LCIA to be heard by English Courts. On March 25, 2015, Mechel Carbon Singapore filed a claim with the High Court of Justice of Great Britain, requesting injunctive relief restraining VTB Bank from continuing the Singapore proceedings. VTB Bank requested for hearings on April 6, 2015, April 9, 2015, April 30, 2015, July 1, 2015, September 28, 2015 and October 19, 2015, however due to the fact that restructuring agreements between Mechel and VTB Bank were signed and became effective on October 13, 2015, Mechel Carbon Singapore withdrew from the letter of claim on October 19, 2015.

On February 16, 2015, Yakutugol filed two lawsuits against VTB Bank with the Moscow Arbitrazh Court seeking invalidation of certain clauses of the loan agreement regarding the notification of early repayment of the loan amount and the terms of payment of fees. We lost the case regarding the notification and withdrew the lawsuit on the terms of payment in connection with the restructuring of the debt.

On February 17 and 18, 2015, Southern Kuzbass Coal Company filed two lawsuits against VTB Bank with the Moscow Arbitrazh Court seeking invalidation of certain clauses of the loan agreement regarding the notification of early repayment of the loan amount and the terms of payment of fees. On April 17, 2015, the Moscow Arbitrazh Court dismissed our claims. Southern Kuzbass Coal Company filed appeals with the Ninth Arbitrazh Court of Appeal, but later withdrew them due to the debt restructuring.

On March 2, 2015, we received notice from the LCIA that VTB Bank has filed a request for arbitration against Mechel, claiming $101.9 million (plus interest, expenses and any other amounts awarded by the arbitral tribunal) pursuant to a guarantee under which Mechel has allegedly guaranteed the performance of obligations of Skyblock Limited under a 2012 ISDA Master Agreement currency derivative transaction between Skyblock Limited and VTB Bank (Austria) AG (the “2012 ISDA Master Agreement”). On March 4, 2015, VTB Bank delivered its demand for immediate payment of the $101.9 million amount, threatening to petition for the winding-up of Skyblock Limited in case Skyblock Limited fails to pay this outstanding amount. On March 27, 2015, Mechel sent to the LCIA its response to the request for arbitration, rejecting VTB Bank’s claim, including, inter alia, the validity of early termination of the 2012 ISDA Master Agreement. On March 31, 2015, notice was served on Mechel Service Global concerning the seizure of shares of the company in favor of VTB Bank. Such shares were seized according to the judgment of the court in the Hague dated March 30, 2015 as an interim measure in support of the LCIA arbitration claim by VTB Bank against Mechel. On April 10, 2015, VTB Bank submitted a request for arbitration against Skyblock Limited under the 2012 ISDA Master Agreement. Due to the restructuring negotiations initially the parties have agreed on the moratorium for any arbitration proceedings until July 1, 2015, since then this moratorium has been extended until July 1, 2016. In October 2015, the payment obligations of Skyblock Limited under the 2012 ISDA Master Agreement have been repaid.

On March 16, 2015, we received notice from the LCIA that VTB Bank and VTB Capital Plc have filed 14 requests for arbitration against our group companies. The 14 requests claim amounts allegedly due, including during the arbitration, plus expenses and any other amounts awarded by the arbitral tribunal, pursuant to two syndicated credit agreements (one involving Yakutugol and the other involving Southern Kuzbass Coal Company) and 12 deeds of guarantee with respect to those syndicated credit agreements. Under these deeds of guarantee, the guarantors (Mechel, Mechel Mining, Mechel Carbon, Mechel Carbon Singapore, Korshunov Mining Plant, Yakutugol and Southern Kuzbass Coal Company) each guaranteed the obligations of the borrowers (Yakutugol and Southern Kuzbass Coal Company) under each of the syndicated credit agreements. As of the date of the filing of the requests for arbitration, the claim against Yakutugol as borrower and the claims against each of the Yakutugol guarantors is $16.2 million, and the claim against Southern Kuzbass Coal Company as borrower and the claims against each of the Southern Kuzbass Coal Company guarantors is $16.3 million. On March 17-18, 2015, we received notice from the LCIA concerning the initiation of the 14 arbitration cases described above. On April 13, 2015, the relevant Mechel group companies filed preliminary response letters in respect of the 14 arbitration cases described above. On April 24, 2015, in support of the 14 aforementioned LCIA arbitration proceedings, VTB Bank and VTB Capital Plc filed an arbitration claim with the High Court of Justice Queen’s Bench Division Commercial Court in England seeking injunctive relief to secure their arbitration claims. The first hearing regarding injunctions took place on April 29, 2015, following the hearing and considering parties position the court postponed the hearing until May 18, 2015, however, later due to the restructuring negotiations the parties agreed on the moratorium for injunction hearing until July 1, 2015, afterwards the moratorium for hearing and arbitration proceedings has been extended until September 1, November 1, December 1, 2015, February 1, 2016, April 1, 2016, July 1, 2016.

On April 13, 2015, Southern Kuzbass Coal Company and Yakutugol filed two lawsuits against VTB Bank with the Moscow Arbitrazh Court seeking invalidation of credit facility agreements, particularly the grant to VTB Bank of the right to demand unilaterally from Southern Kuzbass Coal Company and Yakutugol to sell U.S. dollars at the exchange rate of 29.45 rubles per one U.S. dollar (while the exchange rate of this currency was about 35 rubles per one U.S. dollar), and invalidation of transactions sold at such exchange rate. Later we withdrew these lawsuits due to the restructuring of the debt.

Sberbank Group Companies

In September-October 2014, Sberbank Leasing AO filed 14 lawsuits against Mechel and our subsidiaries with the arbitrazh courts of first instance in five regions of the Russian Federation seeking recovery of lease payments and penalties under equipment finance leases totaling approximately 952.3 million rubles and $3.0 million. From November 2014 to May 2015, the arbitrazh courts of first instance ruled in favor of Sberbank Leasing AO for all cases. Our appeals were considered and rejected by the courts of appeal during the period from May to November 2015.

In October 2014, Sberbank filed a lawsuit against Bratsk Ferroalloy Plant and Mechel with the Arbitrazh Court of Irkutsk region seeking recovery of overdue interest under the loan agreement in the amount of approximately 21.9 million rubles. As the debt was repaid, Sberbank specified its claim and on January 21, 2015 the Arbitrazh Court of Irkutsk region rendered a decision to recover penalties on overdue interest in the amount of approximately 212.9 thousand rubles. Bratsk Ferroalloy Plant filed an appeal which was dismissed by the Fourth Arbitrazh Court of Appeal in May 2015.

On October 16, 2014, Sberbank filed a lawsuit against Mechel Trading with the International Court of Commercial Arbitration at the Chamber of Commerce and Industry of the Russian Federation seeking recovery of interest under the loan agreement in the amount of approximately $1.2 million. Since the guarantor repaid the amount of interest, the court ruled to recover interest for another period (not repaid by the guarantor) in the amount of $13.1 thousand. In June 2015, Sberbank filed an application with the Moscow Arbitrazh Court seeking enforcement of the ruling of the International Court of Commercial Arbitration at the Chamber of Commerce and Industry of the Russian Federation. On February 16, 2016, the Moscow Arbitrazh Court sustained the application of Sberbank and issued an order of enforcement.

In October 2014, Sberbank filed eight lawsuits against Mechel and our subsidiaries with the Moscow Arbitrazh Court seeking recovery of debt (interest and penalties under credit facility agreements) in an aggregate amount of approximately 1.6 billion rubles and $1.6 million. After the commencement of court proceedings, interest in the amount of 1.5 billion rubles and $1.6 million was repaid voluntarily except for penalties which could be changed in the course of hearings. On December 19, 2014, the Moscow Arbitrazh Court partially sustained the claims of Sberbank and recovered penalties in the amount of 259.1 thousand rubles under the first case. Sberbank filed an appeal, but later withdrew it. On February 9, 2015, the Moscow Arbitrazh Court separated the second case into three separate disputes. Under one new case, the court recovered penalties in the amount of 10.6 million rubles and under the other two cases Sberbank abandoned its claims. We filed an appeal which was dismissed by the Ninth Arbitrazh Court of Appeal. On February 13, 2015, the Moscow Arbitrazh Court dismissed Sberbank’s claims under the third case. On February 18, 2015, the Moscow Arbitrazh Court sustained the claims of Sberbank to increase the amount of overdue interest by $2.9 million in connection with the conversion of the credit facility into U.S. dollars on the base of the novation agreement. According to this agreement the debt in Russian rubles was converted into U.S. dollars at the exchange rate of 31.0 rubles per one U.S. dollar, while on the date of conversion the exchange rate was 50.0 rubles per one U.S. dollar. Southern Kuzbass Coal Company received a new obligation to pay Sberbank the difference between these quotations and the increase in penalty by 2.4 million rubles and $42.9 thousand under the fourth case. Southern Kuzbass Coal Company filed a counterclaim seeking invalidation of this novation agreement. On April 2, 2015, the Moscow Arbitrazh Court dismissed the counterclaim. We filed an appeal which was dismissed by the Ninth Arbitrazh Court of Appeal. Later we filed a cassation appeal, but withdrew it in connection with the restructuring of the debt. On February 19, 2015, the Moscow Arbitrazh Court partially sustained the claims of Sberbank and recovered penalties in the amount of 20.6 million rubles under the fifth case. We appealed the decision in the court of appeal and the court of cassation, the courts dismissed our claims. On March 3, 2015, the Moscow Arbitrazh Court partially sustained the claims of Sberbank and recovered penalty in the amount of 22.8 thousand rubles under the sixth case. Sberbank filed an appeal regarding the stamp duty distribution which was sustained by the court in May 2015. With respect to the remaining two cases, Sberbank withdrew the lawsuits due to the repayment of the debt.

In February-March 2015, Sberbank filed two lawsuits against Mechel and our subsidiaries with the Moscow Arbitrazh Court seeking recovery of debt (interest under credit facility agreements) in an aggregate amount of approximately 7.4 million rubles and $6.7 million. These litigations refer, inter alia, to the novation agreement on the base of which the debt in Russian rubles was converted into U.S. dollars. Under one of the litigations, on April 21, 2015, we filed a counterclaim seeking invalidation of two novation agreements. The second litigation was joined with the Southern Kuzbass Coal Company’s lawsuit filed on February 26, 2015 against Sberbank with the Moscow Arbitrazh Court seeking invalidation of the novation agreement on the base of which the ruble debt was converted into U.S. dollars at the exchange rate of 31.0 rubles per one U.S. dollar (while on the date of conversion the exchange rate was 50.0 rubles per one U.S. dollar) and Southern Kuzbass Coal Company received a new obligation to pay Sberbank the difference between these quotations. We lost these cases in the Moscow Arbitrazh Court and the Ninth Arbitrazh Court of Appeal. Later we lost in the court of cassation with respect to the first case and withdrew the second one in connection with the restructuring of the debt.

In 2015, Sberbank Leasing AO filed 32 lawsuits against Mechel and our subsidiaries with the arbitrazh courts of first instance in five regions of the Russian Federation seeking recovery of lease payments, penalties and transfer of leasing assets under equipment finance leases totaling approximately 1.3 billion rubles and $4.5 million. The arbitrazh courts of first instance sustained in full and in part the plaintiff’s claims on recovery of debt under 31 cases, taking into account our counterclaims, as well as sustained in full the plaintiff’s claims on recovery of property under 29 of these cases. We appealed all these cases. Sberbank Leasing AO appealed those cases under which the claims were sustained in part. In March-May 2016, the arbitrazh courts of first instance and of appeal approved settlement agreements regarding 30 cases. One of the settlement agreements in the amount of approximately $4.5 million was not approved by the court and we filed a cassation appeal. The court hearing with respect to the remaining one case is scheduled for June 1, 2016.

Other

From June to September 2015 and in March 2016, Caterpillar Financial OOO filed eight lawsuits with the Moscow Arbitrazh Court against Yakutugol, Mechel Engineering, Korshunov Mining Plant, Mechel Materials, Metallurgshakhtspetsstroy, Tomusinsky Open Pit and Southern Kuzbass Coal Company, as well as Mechel (as the guarantor under four lease agreements) seeking termination of lease agreements, withdrawal of leasing assets and recovery of debt in an aggregate amount of approximately $5.0 million and €313.9 thousand. As of the date hereof, the Moscow Arbitrazh Court sustained the claims regarding the recovery of debt in the amount of approximately $4.0 million and €380.2 thousand and dismissed the claims regarding the withdrawal of leasing assets under five cases; sustained the claims regarding the withdrawal of leasing assets and dismissed the rest of claims under one case; sustained in full the plaintiff’s claims under one case. One lawsuit has been left without motion until April 29, 2016. Caterpillar Financial OOO appealed with the Ninth Arbitrazh Court of Appeal all the cases. During the period from January to April 2016, the court upheld the decisions of the lower court under five cases. We also intend to appeal the Moscow Arbitrazh Court’s decisions regarding the withdrawal of leasing assets under two cases.

Securities litigation

On December 16, 2013, SAVEN ENTERPRISES LTD. (“SAVEN”) filed a claim in the Arbitrazh Court of Kemerovo region against Tomusinsky Open Pit and Southern Kuzbass Coal Company seeking invalidation of coal supply contracts signed between Tomusinsky Open Pit and Southern Kuzbass Coal Company, application of the consequences of their invalidity in the form of repayment of 21.1 billion rubles and interest recovery in favor of Tomusinsky Open Pit. During the trial, the amount of claims was reduced to 16.4 billion rubles and several expert examinations regarding the determination of the market price of coal sold under these contracts were conducted. The experts confirmed that the coal was sold based on market prices. On January 30, 2015, the Arbitrazh Court of Kemerovo region ruled to dismiss the claims of SAVEN. SAVEN filed an appeal with the Seventh Arbitrazh Court of Appeal. The court dismissed the appeal. SAVEN filed a cassation appeal with the Arbitrazh Court of West Siberian District. On September 14, 2015, the Arbitrazh Court of West Siberian District

reversed the lower courts decisions and remanded the case for a new proceeding with the court of first instance. On April 28, 2016, the Arbitrazh Court of Kemerovo region ruled to conduct a judicial expertise until August 2016 and suspended the proceedings.

In May 2014, SAVEN filed with the District Court of Nicosia a lawsuit against Tomusinsky Open Pit and other Russian group companies, Mr. Zyuzin and Russian and Cypriot companies belonging to him and his family members, claiming damages amounting to $781.4 million for losses allegedly caused to Tomusinsky Open Pit and SAVEN as a minority shareholder in Tomusinsky Open Pit. In the context of the above lawsuit, SAVEN applied for the seizure of assets of the defendant Cypriot companies and Mr. Zyuzin and on May 20, 2014 the Cyprus Court granted ex parte such freezing injunctions. The Cypriot defendant companies and Mr. Zyuzin are challenging the validity of the ex parte injunctions and the application for interim injunctions is pending for hearing. On April 30, 2015, the Court dismissed the application of Tomusinsky Open Pit regarding challenging the jurisdiction of Cyprus Courts, all other applications of other group defendants have been rescheduled. In May 2015, Tomusinsky Open Pit filed an appeal, the hearing is still pending. Due to the appeal filing the Cyprus Court several times adjourned the hearings, next will take place on May 20, 2016.

In August 2014, Arsagera Asset Management OAO filed a claim with the Moscow Arbitrazh Court against Mechel seeking invalidation of the decision of our annual general shareholders’ meeting relating to the confirmation of dividend payments in the amount of 0.05 rubles per one preferred share. The Moscow Arbitrazh Court dismissed the claim. The plaintiff appealed to the Ninth Arbitrazh Court of Appeal which upheld the decision of the Moscow Arbitrazh Court. In April 2015, the plaintiff filed a cassation appeal with the Arbitrazh Court of Moscow District. During the period from June to September 2015, the higher courts upheld the decision of the Moscow Arbitrazh Court.

In December 2014, Rudservis OOO filed two claims against Southern Kuzbass Coal Company with the Arbitrazh Court of Kemerovo region seeking compensation for losses incurred due to delayed payment for delivered products under coal supply contracts concluded between Tomusinsky Open Pit and Southern Kuzbass Coal Company in a total principal amount of approximately 11.2 billion rubles. Rudservis OOO is a minority shareholder of Tomusinsky Open Pit. In May and June 2015, the Arbitrazh Court of Kemerovo region dismissed the claims of Rudservis OOO. Later the higher courts upheld the decision of the Arbitrazh Court of Kemerovo region.

In January and April 2015, Rudservis OOO filed two claims against Southern Kuzbass Coal Company, Mechel Mining and Mechel with the Arbitrazh Court of Kemerovo region seeking recovery of damages (loss of profit) received by Tomusinsky Open Pit as a result of coal supplies to Southern Kuzbass Coal Company in a total amount of 11.8 billion rubles. In July 2015, these two cases were combined into one. In October 2015, the Arbitrazh Court of Kemerovo region stayed proceedings. On January 26, 2016, Rudservis OOO abandoned its claims.

In April 2015, Vadim Varshavsky filed a lawsuit with the Moscow Arbitrazh Court seeking to oblige Mechel and Mechel Steel OOO to perform share purchase agreements by transferring 2,000 shares of our Cypriot company Daveze Limited and to recognize the plaintiff’s title to these shares. In August 2015, the Moscow Arbitrazh Court ruled to terminate the proceedings. Vadim Varshavsky appealed to the higher courts. In December 2015, the Arbitrazh Court of Moscow District reversed the lower courts decisions and remanded the case for a new proceeding. The court session is adjourned until May 23, 2016.

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

In addition, some of our credit facility agreements impose certain restrictions on the payment of dividends on our shares. Mechel may not pay dividends on its common shares without the prior written consent of the lenders. The amount of permitted dividends paid on our preferred shares is limited to 7.5 million rubles.

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

On June 30, 2015, our general shareholders’ meeting decided not to pay dividends for 2014 on common shares and declared a dividend of 6.9 million rubles on preferred shares (of which 2.8 million rubles was paid to Skyblock Limited), which was paid in July and August 2015. On June 30, 2014, our general shareholders’ meeting decided not to pay dividends for 2013 on common shares and declared a dividend of 6.9 million rubles on preferred shares (of which 2.8 million rubles was paid to Skyblock Limited), which was paid in July and August 2014. On June 28, 2013, our general shareholders’ meeting decided not to pay dividends for 2012 on common shares and declared a dividend of 6.9 million rubles on preferred shares (of which 2.8 million rubles was paid to Skyblock Limited), which was paid in August 2013. In each case we could not pay dividends to those shareholders who did not provide us with their bank account details.

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

Significant Changes

Ongoing debt restructuring

In the first quarter of 2016, we converted all U.S. dollar-denominated debt with Gazprombank into Russian rubles. After the conversion restructuring under the respective credit facilities became effective. As of the date hereof, restructuring of the remaining credit facilities with Gazprombank has not come into effect. In March 2016, we mortgaged the Ulak-Elga rail line to Gazprombank.

In February 2016, we signed amendments with Sberbank to restructure debt in the amount of approximately 29.3 billion rubles and $100.0 million, providing for, among others, extension of the repayment grace period until April 2017 and final maturity until April 2020. Further extension depends on obtainment of similar terms of restructuring with VTB Bank, as well as fulfillment of certain conditions subsequent. In March 2016, we signed additional amendments regulating time limits for fulfillment of conditions subsequent, including partial assignment of Sberbank’s debt to Gazprombank in the total amount of 31.5 billion rubles.

In April 2016, following the assignment of Southern Kuzbass Coal Company’s debt of $423.1 million and 3.1 billion rubles from Sberbank to Gazprombank, we signed settlement agreements with the latter to convert the U.S. dollar-denominated debt into Russian rubles and to extend the maturity of the loans until June 30, 2016. The remaining debt was restructured with extension of grace period and principal repayment, new interest rates and levels of financial covenants.

For a more detailed description of the current terms of our credit facilities, see “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness” and “Item 10. Additional Information — Material Contracts.”

Option for acquisition of a stake in the Elga coal complex

On April 1, 2016, we signed option agreements with Gazprombank providing the bank with an option to acquire a 49% stake in the Elga coal complex for a total consideration of 34.3 billion rubles. According to these agreements, we are obliged to sell to Gazprombank (after its acceptance of the option) a 49% stake in Elgaugol OOO, the owner of the subsoil license for the Elga coal deposit, a 49% stake in Elga-doroga OOO, the owner of the Ulak-Elga rail line which had been contributed to the registered capital of this newly established company in March 2016, and a 49% stake in Mecheltrans Vostok OOO, the rail line’s transport operator (collectively, the “target companies”), by June 30, 2016. Proceeds from the sale of these stakes will be used for repayment of our debt to Gazprombank, Sberbank and Sberbank Leasing AO. The agreements also provide for joint coordination of management over the Elga coal complex. Gazprombank will have a put option to sell its stakes (in full or in part) in the Elga coal complex within three years following a five-year period or in case of a breach of conditions stipulated by such agreement. Put options are signed by Yakutugol and Mecheltrans (sellers of the stakes in the target companies) and will be guaranteed by Mechel Mining and Southern Kuzbass Coal Company. If we fail to perform under these put options Gazprombank will have the right to buy out (call option) the remaining stakes owned by us in the target companies. A 1.99% stake in each of the target companies will be pledged in favor of Gazprombank as a security for the call option. As of the date hereof, Gazprombank has not exercised its right to conclude sale and purchase agreements under option agreements and the stakes of the target companies have not been transferred to the bank.

Item 9. The Offer and Listing

Our common ADSs have been listed on the NYSE under the symbol “MTL” since October 2004. Our common shares were listed on Open Joint Stock Company “Russian Trading System” Stock Exchange (“RTS”) under the symbol “MTLR” in June 2004, and in October 2008 were promoted to the quotation list “A-2.” In December 2011, RTS ceased to exist as a result of its reorganization through accession to Closed Joint Stock Company Moscow Interbank Currency Exchange (“CJSC MICEX”), now Public Joint-Stock Company “Moscow Exchange MICEX-RTS” (“Moscow Exchange”), and our common shares were excluded from the quotation list “A-2” on RTS. In December 2008, our common shares were admitted to trading on MICEX and included in the quotation list “V”, and were promoted to the quotation list “A-1” in March 2009. Starting from December 2011, our common shares were traded in the quotation list “A-1” on MICEX. Since June 2014, our common shares have been trading on the MICEX Level 1 quotation list. The change is associated with the Moscow Exchange’s new listing rules which came into effect on June 9, 2014. Level 1 includes securities that were on the “A-1” and “A-2” quotation lists before this date. Since the liquidity of our shares on MICEX was typically much higher than on RTS, in the table below starting from January 2009 we use MICEX data (conversion from rubles into U.S. dollars is made using the CBR exchange rate).

The following table sets forth the high and low closing prices per common ADS and common share for: (1) the most recent seven months; (2) the most recent nine quarters; and (3) all years following our initial public offering in 2004. Effective January 12, 2016, we changed the ratio of our common shares to common ADSs from 1:1 to 2:1. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Shares and the Trading Market — The price of our shares and ADSs could be volatile and could drop unexpectedly, making it difficult for investors to resell our shares or ADSs at or above the price paid.” The common ADS prices below have been recalculated to reflect the new common ADS-to-common share ratio.

	Common ADSs		Common Shares
	High	Low	High	Low
	(In U.S. dollars)
April 2016	2.15	1.81	1.03	0.91
March 2016	2.05	1.72	0.94	0.91
February 2016	1.86	1.48	0.88	0.81
January 2016	2.00	1.29	0.89	0.69
December 2015	1.88	1.52	1.02	0.91
November 2015	1.94	1.67	1.03	0.91
October 2015	2.02	1.71	1.01	0.94
First Quarter 2016	2.05	1.29	0.94	0.69
Fourth Quarter 2015	2.02	1.52	1.03	0.91
Third Quarter 2015	2.48	1.34	1.07	0.75
Second Quarter 2015	2.94	2.34	1.35	1.20
First Quarter 2015	3.65	1.26	1.51	0.44
Fourth Quarter 2014	2.38	0.87	0.51	0.28
Third Quarter 2014	4.28	1.34	1.50	0.39
Second Quarter 2014	4.80	3.58	1.61	1.03
First Quarter 2014	5.12	3.32	1.99	0.86
2015	3.65	1.26	1.51	0.44
2014	5.12	0.87	1.99	0.28
2013	14.80	3.94	7.22	1.72
2012	24.74	10.54	11.89	5.35
2011	69.18	15.80	32.74	8.05
2010	61.60	34.90	30.11	17.64
2009	43.64	5.14	17.81	2.29
2008	115.24	7.32	45.00	4.10
2007	69.26	15.82	25.71	8.30
2006	20.64	12.68	10.20	6.25
2005	24.34	14.04	11.20	7.75
2004	14.96	10.52	17.00	0.36

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

The following table sets forth the high and low closing prices per preferred ADS and preferred share for: (1) the most recent seven months; (2) the most recent nine quarters; and (3) all years following the public offering in 2010.

	Preferred ADSs		Preferred Shares
	High	Low	High	Low
	(In U.S. dollars)
April 2016	0.29	0.23	0.66	0.58
March 2016	0.26	0.23	0.59	0.58
February 2016	0.26	0.20	0.57	0.54
January 2016	0.29	0.20	0.51	0.46
December 2015	0.35	0.26	0.64	0.57
November 2015	0.30	0.27	0.67	0.61
October 2015	0.30	0.25	0.67	0.64
First Quarter 2016	0.29	0.20	0.59	0.46
Fourth Quarter 2015	0.35	0.25	0.67	0.64
Third Quarter 2015	0.38	0.20	0.89	0.54
Second Quarter 2015	0.42	0.35	0.94	0.86
First Quarter 2015	0.46	0.09	1.03	0.30
Fourth Quarter 2014	0.14	0.08	0.33	0.17
Third Quarter 2014	0.36	0.09	0.74	0.23
Second Quarter 2014	0.38	0.31	0.84	0.66
First Quarter 2014	0.47	0.30	1.09	0.55
2015	0.46	0.09	1.03	0.30
2014	0.47	0.08	1.09	0.17
2013	2.23	0.39	4.11	1.01
2012	4.91	1.92	11.82	3.86
2011	11.27	3.24	8.99	6.15
2010	9.66	6.60	n/a	n/a

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

Description of Capital Stock

General

Pursuant to our charter, as amended, we have the right to issue registered common shares, preferred shares and other securities provided for by the legislation of the Russian Federation with respect to securities. Our capital stock currently consists of 555,027,660 shares, including 416,270,745 common shares, each with a nominal value of 10 rubles, and 138,756,915 preferred shares, each with a nominal value of 10 rubles, all of which are fully paid, issued and outstanding under Russian law. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. We are authorized to issue an additional 81,698,341 common shares with a nominal value of 10 rubles each. None of our capital stock is under option or agreed conditionally or unconditionally to be put under option. Any of our shares that are owned by our subsidiaries are not considered treasury shares under Russian law (i.e., they are considered outstanding shares), and we are able to vote such shares and dispose of such shares without any further corporate actions by our shareholders or Board of Directors, provided that such disposals are not major or interested party transactions. Currently, our wholly-owned subsidiary Skyblock Limited holds 55,502,766 preferred shares. The shares are considered issued and outstanding shares under Russian law and have all the rights attaching to other preferred shares. The preferred shares owned by Skyblock Limited are not considered outstanding for purposes of our IFRS financial statements.

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

Rights attaching to common shares

Holders of our common shares have the right to vote at general shareholders’ meetings. As required by the Joint-Stock Companies Law and our charter, all of our common shares have the same nominal value and grant to their holders identical rights. Each fully paid common share, except for treasury shares, gives its holder the right to:

•	freely transfer the shares without the consent of other shareholders or the company;

•	receive dividends in accordance with our charter and current legislation;

•	participate in general shareholders’ meetings and vote on all matters of shareholders’ competence;

•	transfer voting rights to its representative on the basis of a power of attorney;

•	elect and be elected to the governing and controlling bodies of the company;

•	if holding, alone or with other holders, 2% or more of the voting stock, within 45 days after the end of our fiscal year, make proposals to the agenda of the annual general shareholders’ meeting and nominate candidates to the board of directors, review commission and counting commission;

•	if holding, alone or with other holders, 10% or more of the voting stock, demand that the board of directors call an extraordinary general shareholders’ meeting or an unscheduled audit by our review commission or an independent auditor;

•	demand, under the following circumstances, the repurchase by us of all or some of the shares owned by it, as long as such holder voted against or did not participate in the voting on the decision approving the following:

•	our reorganization;

•	conclusion of a major transaction, as defined under Russian law;

•	amendment of our charter or approval of a new version of our charter that restricts the holder’s rights; and

•	amendment of the company’s charter which eliminates indication that the company is public, simultaneously with the decision on applying to the CBR on release from obligation to disclose information under the laws of the Russian Federation on securities and the decision on applying for delisting of shares and equity securities convertible into shares;

•	upon liquidation, receive a proportionate amount of our property after our obligations to our creditors are fulfilled;

•	have access to certain company documents, receive copies for a reasonable fee and, if holding alone or with other holders, 25% or more of the voting stock, have free access to accounting documents and minutes of meetings of the collegial executive body (Management Board); and

•	exercise other rights of a shareholder provided by our charter, Russian legislation and decisions of general shareholders’ meetings approved in accordance with its competence.

Rights attaching to preferred shares

Pursuant to our charter, as amended, all of our preferred shares have the same nominal value and grant to their holders identical rights. Each fully paid preferred share gives its holder the right to:

•	freely transfer preferred shares without the consent of other shareholders;

•	receive dividends in accordance with our charter and current legislation;

•	upon liquidation, receive a portion of our liquidation value, which is equal to a portion of our assets calculated pro rata to the portion represented by one preferred share in our charter capital;

•	have access to certain company documents and receive copies for a reasonable fee;

•	transfer all or part of the rights attached to the preferred shares to its representative on the basis of a power of attorney; and

•	participate in shareholders’ meetings and vote on the following matters:

•	our reorganization, liquidation and in case of amendment of the company’s charter which eliminates indication that the company is public, simultaneously with the decision on applying to the CBR on release from obligation to disclose information under the laws of the Russian Federation on securities and the decision on applying for delisting of shares and equity securities convertible into shares;

•	any amendment of our charter or approval of a new version of our charter that restricts the preferred shareholders’ rights, including determination or increase of a dividend amount and/or determination or increase of the liquidation value paid on preferred shares of previous priority, as well as provision to preferred shareholders of other advantages in the payment of dividends and/or the liquidation value of shares;

•	participate in shareholders’ meetings and vote on all matters on which common shareholders are entitled to vote if for any reason the annual shareholders’ meeting did not adopt a resolution to pay the full amount of dividends to which preferred shareholders are entitled under our charter. The holders of preferred shares enjoy this right effective from the first shareholders’ meeting to be held after the relevant annual shareholders’ meeting and until the date when dividends on preferred shares are paid in full;

•	filing of an application with a stock exchange for listing or delisting of our preferred shares; and

•	in other cases provided for in the applicable laws of the Russian Federation.

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

Dividends

The Joint-Stock Companies Law and our charter set forth the procedure for determining the dividends that we distribute to our shareholders. Shareholders may decide on whether or not to pay the dividends upon results of a reporting quarter, half a year, nine months and/or year. Dividends are recommended to a general shareholders’ meeting by the board of directors, and approved by the general shareholders’ meeting by a majority vote. A decision on quarterly dividends may be taken at a general shareholders’ meeting within three months of the end of the respective quarter; a decision on annual dividends must be taken at the annual general shareholders’ meeting. A decision on payment of dividends for common shares can be taken only after the decision on payment of dividends for preferred shares is taken. The dividend approved at the general shareholders’ meeting may not be more than the amount recommended by the board of directors. The date on which in accordance with the decision on payment (declaration) of dividends are determined the persons entitled to receive them, cannot be earlier than 10 days from the date of the decision to pay (declare) dividends and later than 20 days from the date of such decision. Dividends are not paid on treasury shares. Dividend payment period to a nominal holder and a trustee who is a professional participant of the securities market, which are registered in the register of shareholders, shall not exceed 10 business days, and to other persons registered in the register of shareholders shall not exceed 25 business days from the date on which the persons entitled to receive dividends are defined. A shareholder who is entitled to the declared dividends but has not received them due to the fact that the company or the registrar has no exact and necessary address information or bank details, or in connection with the other creditor’s delay, has a right to make a claim to the company for the unpaid dividends within three years from the date of the decision on their payment. Upon the expiration of this three year period, declared and unclaimed dividends are restored in retained earnings of the company and the obligation on their payment terminates.

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

Pursuant to our charter, as amended, we may calculate the dividends for preferred shares on the basis of our consolidated financial statements prepared under accepted international accounting standards which we apply for the relevant accounting period, including IFRS and U.S. GAAP. The annual fixed dividend for one preferred share amounts to 20% of our net profit under our annual consolidated financial statements prepared in accordance with the applicable international accounting standards and audited by an independent auditor, divided by 138,756,915, and is declared and paid subject to sufficiency of the company’s net profit for those purposes.

For the purpose of calculating the amount of dividends for preferred shares, we convert our net profit under our annual consolidated financial statements prepared in accordance with the applicable international accounting standards into rubles using the official exchange rate of the CBR as of the date the board of directors decides to recommend the amount of dividends for the preferred shares.

If the dividend to be paid for one common share exceeds the dividend to be paid for one preferred share for the same year, we must increase the dividend to be paid for one preferred share up to the amount of dividend to be paid for one common share. For this purpose, if the nominal value of our common shares has changed (e.g., through a share split), the dividend to be paid for one common share is calculated as if its nominal value has not changed. If dividends for common shares are to be paid in kind, the monetary value of such payment must be determined by the Board of Directors involving an independent appraiser.

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

Thus, a shareholder of an effective parent is not itself liable for the debts of the effective parent’s effective subsidiary, unless that shareholder is itself an effective parent of the effective subsidiary. Accordingly, a shareholder will not be personally liable for our debts or those of our effective subsidiaries unless such shareholder controls our business and the conditions set forth above are met. See “Risk Factors — Legal risks and uncertainties — Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.”

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

The Joint-Stock Companies Law requires that the value of newly issued shares be determined by the board of directors based on their market value but not less than their nominal value, except in limited circumstances where: (1) existing shareholders exercise a pre-emptive right to purchase shares at the price which is not more than 10% lower than the price paid by third parties, or (2) fees of up to 10% are paid to intermediaries. The price may not be set at less than the nominal value of the shares. The board of directors shall value any in-kind contributions for new shares, based on the appraisal report of an independent appraiser.

Russian securities regulations set out detailed procedures for the issuance and registration of shares of a joint-stock company. These procedures require:

•	taking a decision on share placement and approving the resolution on share issuance;

•	registration of a share issuance with the CBR;

•	following the placement of the shares, registration and filing with the CBR of a report or a notice (as applicable) on results of share issuance and its public disclosure; and

•	public disclosure of information relating to the share issuance.

Charter capital decrease

The Joint-Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 rubles for a public joint-stock company. The Joint-Stock Companies Law and our charter require that any decision to reduce our charter capital, whether through a repurchase and cancellation of shares or a reduction in the nominal value of the shares, be made at a general shareholders’ meeting.

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

Share buy-back

Under the Joint-Stock Companies Law, our board of directors is entitled to decide on the acquisition of our shares representing up to 10% of our charter capital. The repurchased shares must be resold at a value not less than a market value within one year of their repurchase or, failing that, the shareholders must decide to cancel such shares and decrease the charter capital. Repurchased shares do not bear voting rights.

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

The Joint-Stock Companies Law and our charter provide that our shareholders may demand repurchase of all or some of their shares if the shareholder demanding repurchase voted against or did not participate in the voting on the decision approving any of the following actions:

•	reorganization;

•	conclusion of a major transaction, as defined under Russian law;

•	amendment of our charter or approval of a new version of our charter in a manner which restricts shareholders’ rights; or

•	amendment of the public company’s charter which eliminates indication that the company is public, simultaneously with the decision on applying to the CBR on release from obligation to disclose information under the laws of the Russian Federation on securities and the decision on applying for delisting of shares and equity securities convertible into shares.

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

Registration and transfer of shares

Russian legislation requires that a joint-stock company maintain a register of its shareholders which, for a public joint-stock company, shall be maintained by a registrar. Ownership of our shares is evidenced solely by entries made in such register. Any of our shareholders registered in a register may obtain an extract from our register certifying the number of shares that such shareholder holds. Since July 2014, our shareholder register has been maintained by Computershare Registrar JSC which was renamed to Independent Registrar Company JSC in October 2015.

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

The Federal Law No. 414-FZ “On the Central Depositary” dated December 7, 2011 (the “Central Depositary Law”), which came into force on January 1, 2012, set out a legal framework for establishment and operation of the central depositary. On November 6, 2012, the FFMS granted NSD the status of central depositary which opened its nominal holder accounts in, among others, all securities registers of the issuers which are obliged to disclose information in accordance with Russian securities law. As we are required to make public disclosures, the above requirement is applicable to us, which means that the central depositary became the only person having a nominal holder account in our share register. Also, the Central Depositary Law prohibits persons maintaining securities registers from opening and depositing securities (save for limited exceptions) to other nominal holder accounts from the date of the opening of a nominal holder account with the central depositary.

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

Disclosure of Information

Under Russian legislation, disclosure of information on the securities market means making it available to all interested parties, regardless of the purpose of obtaining this information. We are required to make the following periodic public disclosures and filings in the newswire of authorized information agency Interfax (www.e-disclosure.ru), on our websites at www.mechel.ru and www.mechel.com, as well as on the webpage provided by authorized information agency Interfax (www.e-disclosure.ru/portal/company.aspx?id=1942):

•	disclosure of quarterly reports containing information about us, our shareholders, registrar and depositary, the structure of our management bodies, the members of the board of directors, management board and review commission, our branches and representative offices, our subsidiaries and affiliates, our shares, bank accounts and auditors, important developments during the reporting quarter, quarterly accounting statements prepared in accordance with Russian accounting standards, and other information about our financial and business activity;

•	disclosure of any information concerning material facts and other official disclosures, including, among other things, our reorganization; certain changes in the amount of our assets; decisions on share issuances; certain changes in ownership and shareholding; information about controlled organizations which are material to us or organizations controlling us, reorganization, liquidation or bankruptcy of such organizations; conclusion of agreement with our controlled or controlling organization, where we are required to buy securities issued by such controlled or controlling organization; as well as shareholder and management bodies resolutions;

•	notifying MICEX about the disclosure of aforementioned information;

•	disclosure of the documents that we have received in connection with any of the following:

•	a voluntary offer (including any competing offer) to acquire us;

•	a mandatory offer (including any competing offer) to acquire us;

•	a notice of the right of shareholders to sell their shares to the person that has acquired more than 95% of our common shares; and

•	a request that minority shareholders sell their shares to the person that has acquired more than 95% of our common shares;

•	disclosure of information on various stages of securities placement, issuance and registration through publication of certain data as required by the securities legislation;

•	disclosure of our charter and internal corporate governance documents;

•	disclosure of our annual report and annual financial statements prepared in accordance with Russian accounting standards and our annual and interim U.S. GAAP/IFRS financial statements;

•	disclosure on a quarterly basis of a list of our affiliated companies and individuals;

•	disclosure of a list of information which is considered an insider information and approved by the company (“insider information”);

•	disclosure of insider information; and

•	disclosure of other information as required by applicable Russian securities legislation.

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

Voting at a general shareholders’ meeting is generally carried out on the principle of one vote per voting share, with the exception of the election of the board of directors, which is done through cumulative voting. Decisions are generally passed by a majority of the voting stock present at a general shareholders’ meeting. However, Russian law requires a three-quarters majority of the voting stock present at a general shareholders’ meeting to approve the following:

•	approval of charter amendments or of a new version of the charter;

•	reorganizations or liquidations;

•	determination of the number, nominal value and category (type) of authorized shares and the rights granted by such shares;

•	repurchase by the company of its issued shares;

•	any issuance of shares or securities convertible into common shares by closed subscription;

•	issuance by open subscription of common shares or securities convertible into common shares, in each case, constituting 25% or more of the number of issued and outstanding common shares;

•	approval of a major transaction the subject matter of which is property with the value exceeding 50% of the balance sheet value of the company’s assets; and

•	decision on filing of an application for delisting of our shares or securities convertible into shares.

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

A shareholder or group of shareholders owning in the aggregate at least 2% of the outstanding voting shares may introduce proposals for the agenda of the annual general shareholders’ meeting and may nominate candidates to the board of directors, general director, the review commission and counting commission. Any agenda proposals or nominations must be provided to the company not later than 45 days after the preceding calendar year ends.

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

The following issues cannot be decided by a general shareholders’ meeting by absentee ballot:

•	election of directors;

•	election of the review commission; and

•	approval of a company’s independent auditor for statutory accounts.

If the number of shareholders exceeds 1,000 persons, the voting ballots, which must be used when conducting a general shareholders’ meeting in form of a meeting in a joint-stock company, must be sent to the shareholders entitled to participate in the general shareholders’ meeting at least 20 days in advance of the general shareholders’ meeting.

Notice and participation

All shareholders entitled to participate in a general shareholders’ meeting must be notified of the meeting, whether the meeting is to be held in direct form or by absentee ballot, not less than 30 days prior to the date of the meeting, and such notification shall specify the agenda for the meeting. However, if it is an extraordinary general shareholders’ meeting to elect the board of directors or it is a general shareholders’ meeting to elect the board of directors of a reorganized company, shareholders must be notified at least 50 days prior to the date of the meeting (according to our charter and amendments to the Russian law effective from July 1, 2016). Under our charter, we may either provide notice by mail or deliver notice with the acknowledgement of receipt to each of our shareholders or publish a notice in Rossiyskaya Gazeta, an official newspaper founded by the Russian government, or on our website stated in the charter. Only those items that were set out in the agenda may be voted upon at a general shareholders’ meeting. We may also publish a notice of the meeting on our website stated in the charter. In addition, nominal holders included in the shareholder register will be notified of the shareholders’ meeting by way of an electronic communication and will be required to convey such information to the depositors within a prescribed period.

Under our charter and in accordance with amendments to the Russian law (effective from July 1, 2016), we may notify shareholders of a meeting by sending an electronic message to the email address of a shareholder, as well as by sending the text message containing the procedure for reviewing the notice of the general meeting of shareholders at the contact phone number or email address of a shareholder.

Under our charter and in accordance with amendments to the Russian law (effective from July 1, 2016), the list of shareholders entitled to participate in a general shareholders’ meeting is compiled on the basis of the data in our shareholder register on the date established by the board of directors, which date may neither be earlier than 10 days from the date of adoption of the resolution to hold a general shareholders’ meeting nor more than 20 days before the date of the meeting (or, in the case of an extraordinary general shareholders’ meeting to elect the board of directors, not more than 55 days before the date of the meeting).

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

The Joint-Stock Companies Law prohibits the board of directors from acting on issues that fall within the exclusive competence of the general shareholders’ meeting. Our board of directors has the power to direct the general management of the company, and to decide the following issues:

•	determination of our business priorities and their significant change, including approval of our annual and quarterly budgets;

•	convening of annual and extraordinary general shareholders’ meetings, except in certain circumstances specified in the Joint-Stock Companies Law;

•	approval of the agenda of the general shareholders’ meeting and determination of the record date for shareholders entitled to participate in a general shareholders’ meeting;

•	placement of our additional shares in which convertible preferred shares are converted provided that it will not result in charter capital increase, and placement of our bonds and other securities, except for the shares;

•	determination of the price of our property and of our securities to be placed or repurchased, as provided for by the Joint-Stock Companies Law;

•	repurchase of our shares, bonds and other securities in certain cases provided for by the Joint-Stock Companies Law;

•	appointment of the general director and members of the management board, and early termination of their powers and the establishment of their compensation;

•	recommendation to the general shareholders’ meeting on the amount of a dividend and the payment procedure thereof;

•	recommendation on the amount of remuneration and compensation to be paid to the members of our review commission and on the fees payable for the services of an independent auditor;

•	the use of our reserve fund and other funds;

•	the creation and liquidation of branches and representative offices;

•	approval of internal documents, except for those documents whose approval falls within the competence of the company’s shareholders or general director or the management board;

•	approval of major and interested party transactions in the cases provided for by the Joint-Stock Companies Law;

•	approval of the procedures of internal control over financial and business operations of the company;

•	control over establishment of the risk management system;

•	increasing our charter capital by issuing additional shares within the limits of the authorized charter capital, except in certain circumstance specified in our charter;

•	approval of decisions on securities issuances and of the prospectus relating to such securities issuances, as well as of reports on the results of such securities issuances;

•	approval of our share registrar;

•	decision on filing of an application for delisting of our shares or securities convertible into shares;

•	decision on alienation by the company of treasury and quasi-treasury shares, as well as determination of the procedure for alienation of such shares;

•	approval of financing transactions, as defined in our charter;

•	conclusion of transactions exceeding 5% of the balance sheet value of the company’s assets according to accounting statements on the last reporting date;

•	approval of our annual report and annual financial statements; and

•	other issues, as provided for by the Joint-Stock Companies Law and our charter.

Our charter generally requires a majority vote of the directors present for an action to pass, with the exception of actions for which Russian legislation requires a unanimous vote or a majority vote of the disinterested and independent directors, as described herein. A board meeting is considered duly assembled and legally competent to act when at least five directors, including at least one independent director, are present, except for cases when in accordance with our charter decisions at a board meeting are being taken unanimously.

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

The management board decides on the following issues, among others:

•	developing and submitting to the board of directors long-term plans for the implementation of the company’s priorities and proposals regarding its development strategy;

•	reporting to the board of directors on the realization of investment projects in the amount of more than $30 million;

•	developing and submitting to the board of directors investment projects in the amount of more than $50 million;

•	submitting to the board of directors proposals on bonds placement and acquisitions;

•	submitting to the board of directors proposals on participation (obtaining or increasing participation) or giving up (reducing) our participation in other entities;

•	approving annual and long-term investment programs;

•	approving transactions related to disposals by the company of capital assets with a value of between 10% to 25% of the balance sheet assets of the company;

•	making certain decisions regarding the exercise of our rights as a shareholder or a participant of other entities;

•	making recommendations on certain matters relating to the management of our affiliates included in the list approved by our management board;

•	developing and establishing methods of compensation and monetary motivation for our employees; and

•	other issues related to our day-to-day business referred to the management board by its chairman, the board of directors or by a shareholder holding not less than 10% of our voting shares.

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

The general shareholders’ meeting determines remuneration and compensation of expenses to the members of the review commission.

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

Major Transactions

The Joint-Stock Companies Law defines a “major transaction” as a transaction, or a number of related transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly), of property having a value of 25% or more of the balance sheet value of the assets of a company as determined under Russian accounting standards as of the latest reporting date preceding the transaction, with the exception of transactions completed in the ordinary course of business or transactions involving the placement of common shares or securities convertible into common shares by means of subscription (disposal) or transactions to be executed by the company pursuant to the federal laws and/or other regulations of the Russian Federation and priced in accordance with the regulations of the Russian government or other federal bodies authorized by the Russian government. Major transactions involving property ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or, failing to receive such approval, a majority of the voting stock present at a general shareholders’ meeting. Major transactions involving property in excess of 50% of the balance sheet value of the assets of a company require a three-quarters majority of the voting stock held by shareholders present at the general shareholders’ meeting.

For information on our largest shareholders’ potential ability to approve major transactions see “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — The concentration of our shares with our largest shareholders will limit your ability to influence corporate matters and transactions with largest shareholders may present conflicts of interest, potentially resulting in the conclusion of transactions on less favorable terms than could be obtained in arm’s length transactions.”

Change in Control

Anti-takeover protection

Russian legislation requires the following:

•	A person intending to acquire more than 30% of the total number of a public company’s common shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates), will be entitled to make a public offer to other holders of such shares or securities convertible into such shares pursuant to the requirements of the Joint-Stock Companies Law (the “voluntary offer”).

•	A person that has acquired more than 30% of the total number of a public company’s common shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates) will be required to make, within 35 days of such shares being recorded in the name of such person or the moment when the person learnt, or should have learnt that it individually or together with its affiliates owned the relevant number of the shares, a public offer for other shares of the same class and for securities convertible into such shares (the “mandatory offer”), at a price which is not less than (i) the price determined based on a weighted average market price of the shares and securities convertible into such shares during trading sessions on a stock exchange for the six months preceding the date when a mandatory offer was sent to the CBR; or (ii) the market price, which must be determined by an independent appraiser if the shares and securities convertible into such shares are not traded on a stock exchange or their trading history is less than six month. The public offer price may not be less than the highest price at which the offeror or its affiliates purchased or undertook to purchase the relevant shares or securities over the six month period before the offer was sent to the public company. From the moment of acquisition of more than 30% of the total number of the shares until the moment of sending of an offer to the public company, the person making the offer and its affiliates will be able to vote only 30% of the common shares and voting preferred shares of the public company (regardless of the size of their actual holdings). These rules are also applied (or reapplied) to acquisitions resulting in a person and its affiliates owning more than 50% and 75% of a public company’s outstanding common shares and voting preferred shares.

•

A person that, as a result of such a voluntary or mandatory offer, becomes (individually or together with its affiliates) the owner of more than 95% of the total number of the public company’s common shares and voting preferred shares, must buy out the remaining shares of the public company as well as other securities convertible into such shares upon request of the holders of such shares or other securities, and may require such holders to sell such shares and other securities convertible into such shares. The price for the shares and other securities convertible into such shares should be determined in the manner described above for a mandatory offer, but it may not be less than (i) the price of the preceding acquisition of the public company’s shares or other securities convertible into such shares under the voluntary or mandatory offer as a result of which the offeror and its affiliates acquired over 95% of the total number of the public company’s common shares and voting preferred shares; or (ii) the highest price at which after the expiration date of the voluntary or mandatory offer the offeror or its affiliates acquired or undertook to acquire such shares or other securities convertible into such shares of the public company. The offeror is entitled to require the holders of the remaining shares of the public company, as well as other securities convertible into such shares, to sell such shares and other securities, provided that the offeror acquired not less than 10% of the total number of shares or other securities of the public company as a result of acceptance by other shareholders of the voluntary or mandatory offer as described above.

•	An offer of the kind described in the preceding three paragraphs must be accompanied by a bank guarantee of payment. Prior notice of the offer must be filed with the CBR which may order amendments to the terms of the offer (including price) in order to bring them into compliance with the requirements of the current legislation.

•	Once a voluntary or mandatory offer has been made, competing offers for the same securities can be made by third parties and, in certain circumstances, acceptance of the initial offer may be withdrawn by the security holders who choose to accept such competing offer. From the date of receipt of a voluntary or mandatory offer by the public company until 20 days after its expiration the public company’s general shareholders’ meeting will have the sole power to make decisions on charter capital increase by way of issuance of additional shares within the limits of authorized shares, issuance of securities convertible into shares, including options of a public company, approval of certain transactions or a number of related transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly), of property having a value of 10% or more of the balance sheet value of the assets of a public company as determined under Russian accounting standards as of the latest reporting date preceding the transaction, with the exception of, inter alia, transactions completed in the ordinary course of business, and on certain other significant matters.

The above rules may be supplemented through rulemaking by the CBR, which may result in a broader, narrower or more specific interpretation of these rules by the governmental and judicial authorities, as well as by market participants.

Approval of the Russian Federal Antimonopoly Service

Pursuant to the Competition Law, acquisitions of voting shares of a joint-stock company, involving companies with a combined value of assets or annual revenues, exceeding a certain threshold under Russian accounting standards, which would result in a shareholder (or a group of shareholders defined under Russian law) holding more than 25%, 50% or 75% of the voting capital stock of such company, or in a transfer between such companies of assets or rights to assets, the value of which exceeds a certain amount, or obtaining rights to determine the conditions of business activity of an entity or to exercise the authorities of its executive body must be approved in advance by the FAS. Such transactions executed between members of a group of companies may require only a subsequent notification to the FAS if prior notification about the members of the group of companies has been filed with the FAS and the information contained in this notification is still accurate as of the date of the relevant transaction and had not been changed within 30 days from the date of group’s disclosure and prior to the date of the transaction’s settlement. See “Item 4. Information on the Company — Regulatory Matters — Russian Antimonopoly Regulation.”

Foreign ownership

Under the Strategic Industries Law any acquisition, whether direct or indirect, by a foreign investor or its group of entities (except for the acquisition by a foreign investor controlled by the Russian Federation, the constituent entity of the Russian Federation and/or Russian nationals provided such Russian nationals are Russian tax residents and do not have other nationality) of a stake, or certain rights, in a Strategic Company or a Strategic Subsoil Company, as well as acquisition, ownership or use by them of property of such companies which relates to core production facilities and the cost of which is 25% or more of the balance sheet value, must be previously approved by the Governmental Commission. Under the Strategic Industries Law, acquisition of 5% or more of the charter capital of a Strategic Company by a foreign investor or its group of entities require notification of Russian authorities. The FAS is the federal executive authority for execution of control over making foreign investments in the Russian Federation. See “Item 3. Key Information — Risk Factors — Legal risks and uncertainties — Expansion of limitations on foreign investment in strategic sectors could affect our ability to attract and/or retain foreign investments” and “Item 4. Information on the Company — Regulatory Matters — The Strategic Industries Law.”

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

Negative Net Assets

If the net assets of a Russian joint-stock company calculated on the basis of the Russian accounting standards as of the end of its second or any subsequent reporting year are lower than its share capital, the joint-stock company’s board of directors must disclose it in the annual report. Furthermore, if the net assets of a Russian joint-stock company calculated on the basis of the Russian accounting standards as of the end of the reporting year that follows its second or any subsequent reporting year, at the end of which the net assets of such company were lower than its share capital, remain lower than its share capital, the company must decrease its share capital to the amount of its net assets or liquidate. In addition, if a Russian joint-stock company’s net assets calculated on the basis of the Russian accounting standards as of the end of its second or any subsequent reporting year are lower than the minimum amount of the share capital required by law, the company must liquidate.

Moreover, if a Russian joint-stock company fails to comply with any of the requirements stated above within six months from the end of the relevant reporting year, governmental or local authorities will be able to seek involuntary liquidation of such company in court. In addition, if a Russian joint-stock company fails to comply with any of the requirements stated above within six months from the end of the relevant reporting year or decreases its share capital, the company’s creditors will have the right to accelerate their claims or demand early performance of the company’s obligations owed to them and demand compensation of damages.

In addition, if a Russian joint-stock company’s net assets calculated on the basis of the Russian accounting standards are lower than its share capital by more than 25% as of the end of three, six, nine or twelve months of the reporting year that follows its second or any subsequent reporting year, at the end of which the net assets of such company were lower than its share capital, a joint-stock company is obliged to make a public disclosure of this fact. In this case, the company’s creditors whose claims arose before the publication will have the right to accelerate their claims or demand early performance of the company’s obligations owed to them and demand compensation of damages.

However, if a Russian joint-stock company is able to demonstrate that the creditors’ rights were not violated as a result of a decrease of its share capital or a decrease of the amount of its net assets, as the case may be, and that the security provided for due performance of the company’s obligations is sufficient, a court may dismiss the creditors’ claims that are brought in the following cases: (1) in the event of a decrease of the share capital of the company, including when the share capital of the company must be decreased to the amount of its net assets in compliance with the requirements of Russian law; and (2) in the event the company’s net assets calculated on the basis of the Russian accounting standards are lower than its share capital by more than 25% at the end of three, six, nine or twelve months of the reporting year that followed its second or any subsequent reporting year, at the end of which the net assets of such company became lower than its share capital. Moreover, the existence of negative assets, generally, may not accurately reflect the actual ability to pay debts as they come due. Some Russian courts, in deciding whether or not to order the liquidation of a company for having negative net assets, have looked beyond the fact that the company failed to comply fully with all applicable legal requirements and have taken into account other factors, such as the financial standing of the company and its ability to meet its tax obligations, as well as the economic and social consequences of its liquidation. Nonetheless, creditors have the right to accelerate claims, including damages claims, and governmental or local authorities may seek the liquidation of a company with negative net assets. Courts have, on rare occasions, ordered the involuntary liquidation of a company for having net assets less than the minimum share capital required by law, even if the company had continued to fulfill its obligations and had net assets in excess of the minimum share capital required by law at the time of liquidation. See “Item 3. Key information — Risk Factors — Legal risks and uncertainties — One or more of our subsidiaries could be forced into liquidation on the basis of formal non-compliance with certain requirements of Russian law, which could materially adversely affect our business, financial condition, results of operations and prospects.”

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

Credit Facility for Mechel from VTB Bank

General

On December 27, 2010, Mechel obtained a credit line for the total amount of 10.0 billion rubles (approximately $329.3 million) from VTB Bank to finance our general activity. In November 2011, the amount of the credit line was increased up to 13.0 billion rubles (approximately $442.2 million).

On April 10, 2013, Mechel executed an amendment to the loan agreement increasing the amount of the facility to 40.0 billion rubles (approximately $1.3 billion as of that date). The term of the facility was extended to five years and the covenants were amended. The proceeds were used to refinance existing indebtedness with VTB Bank as well as to refinance other obligations of the companies within our group (including redemption of ruble bonds).

In May 2014, Mechel entered into an amendment to the credit facility agreement to refinance debt in the amount of 40.0 billion rubles (approximately $711.0 million as of December 31, 2014), providing for an extension of the repayment grace period until April 2015 and the final maturity until April 2018. VTB Bank also provided an additional loan for redemption of ruble bonds in the amount of up to 3.8 billion rubles (approximately $67.3 million as of December 31, 2014). As of December 31, 2014, the facility was fully drawn.

In September 2015, Mechel signed restructuring with VTB Bank for the amount of principal and accrued compounded interest totaling 44.8 billion rubles (approximately $614.3 million as of December 31, 2015), providing for an extension of the repayment grace period until April 2017 and the final maturity until April 2020. The restructuring came into effect on October 13, 2015.

As of December 31, 2015, Mechel had the overdue penalty in the amount of 94.7 million rubles (approximately $1.3 million). We have requested the lender to write off the overdue penalty.

Interest rate and interest period

Interest under the credit facility is payable at the CBR key rate plus 2.35% per year until January 6, 2018; and at the CBR key rate plus 2.99% per year from January 7, 2018. The lender may increase the interest rate by 1% per year if the borrower fails to meet certain obligations under the facility.

Repayment and prepayments

The facility has a grace period until April 6, 2017 and is to be repaid in equal monthly installments. The final maturity date is April 6, 2020. Mechel may prepay the loan in full or in part subject to simultaneous compliance with certain requirements.

Guarantee

The borrower obligations under the credit facility are guaranteed by Mechel Mining, Mechel Carbon, Mechel Carbon Singapore, Mechel Trading, Yakutugol, Southern Kuzbass Coal Company, Korshunov Mining Plant, Urals Stampings Plant, Chelyabinsk Metallurgical Plant, Bratsk Ferroalloy Plant, Mecheltrans and Mechel Service.

Security

The credit facility is secured by a pledge of 37.5%+1 share of Mechel Mining, 21.66%-2 shares of Chelyabinsk Metallurgical Plant, 25%+1 share of Southern Kuzbass Coal Company, 25%-3 shares of Yakutugol, 25%+1 share of Korshunov Mining Plant and 25%+1 share of Urals Stampings Plant.

Covenants and other matters

For the relevant period ending on December 31, 2015, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreement, Mechel group’s ratio of net borrowings to EBITDA shall not exceed 9.00:1 until December 31, 2016, 8.00:1 until December 31, 2017, 7.00:1 until December 31, 2018, 6.00:1 until December 31, 2019, 5.00:1 until December 31, 2020 and thereafter. Mechel group’s ratio of EBITDA to net interest expense shall not be less than 1.25:1 until December 31, 2016, 1.50:1 until December 31, 2017, 1.75:1 until December 31, 2018, 2.00:1 until December 31, 2019, 2.25:1 until December 31, 2020 and thereafter. Financial covenants are tested semi-annually.

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

Credit Facilities for Southern Kuzbass Coal Company from Sberbank

General

On October 9, 2012, Sberbank opened four credit lines to our subsidiary Southern Kuzbass Coal Company in the total amount of 24.0 billion rubles (approximately $772.3 million) for the purpose of working capital financing. As of December 31, 2012, we had drawn 15.1 billion rubles (approximately $497.2 million) under the credit lines. In February 2013, we drew down an additional 1.0 billion rubles. Due to the amendment in March 2013, we drew down a further 7.9 billion rubles (such drawdowns also contained a built-in cross-currency derivative instrument). As of December 31, 2013, the facilities were fully drawn. In December 2014, due to substantial depreciation of the ruble, the exchange rate threshold of 50.00 rubles per one U.S. dollar (as stipulated in the agreements) was exceeded and Sberbank converted the 20.9 billion rubles loans into U.S. dollars. As of December 31, 2015, the outstanding balance was $678.0 million for the U.S. dollar-denominated part of the credit lines and 3.1 billion rubles for the ruble-denominated part of the credit lines.

In December 2015, Southern Kuzbass Coal Company signed settlement agreements with Sberbank making all the debt due and payable to be further assigned to Gazprombank in the amount of 31.5 billion rubles. In April 2016, Southern Kuzbass Coal Company signed new settlement agreements with Sberbank which assigned part of the principal amount to Gazprombank. The principal in the total amount of $423.1 million (28.4 billion rubles as of April 12, 2016) and 3.1 billion rubles was assigned with $254.9 million remaining on Southern Kuzbass Coal Company. The overdue interest on ruble-denominated and U.S. dollar-denominated debt was added to the principal outstanding in the amount of 189.4 million rubles and $40.2 million, respectively. Part of the overdue interest and penalties remained on Southern Kuzbass Coal Company was capitalized with extended maturity similar to the principal outstanding. The rest of the overdue interest and penalties shall be paid.

As of December 31, 2015, the overdue principal amounted to $678.0 million (approximately 49.4 billion rubles) and 3.1 billion rubles and the overdue interest amounted to $43.1 million (approximately 3.1 billion rubles) and 192.4 million rubles.

Interest rate and interest period

Under the U.S. dollar-denominated part of the credit lines, the interest is payable monthly at 3-month LIBOR plus a margin of 7%. Starting from April 13, 2016, the payable part of interest equals to the rate of 3-month LIBOR plus a margin of 5%, with the remaining unpaid interest being capitalized and paid at the final maturity date. The level of margin being paid depends on Mechel group’s ratio of total borrowings to EBITDA.

Under the ruble-denominated part of the credit lines, the interest is payable monthly at the CBR key rate plus 1.5% per year. The lender may change the interest rate on the CBR key rate plus 3.5% per year if the borrower fails to obtain similar terms with Gazprombank and VTB Bank. The payable part of interest equals to 8.75%, with the remaining unpaid interest being capitalized and paid at the final maturity date. The level of interest being paid depends on Mechel group’s ratio of total borrowings to EBITDA.

Repayment and prepayments

Should we obtain similar terms with Gazprombank and VTB Bank, the final maturity date shall be extended until April 10, 2022. The debt is payable in equal monthly installments starting from April 10, 2017 or January 10, 2020 (if the extension from Gazprombank and VTB Bank is obtained). The borrower may prepay the loans in full or in part with prior notice to the lender.

Guarantee

The borrower’s obligations under the credit facility agreements are guaranteed by Mechel, Mecheltrans, Mechel Service, Bratsk Ferroalloy Plant, Izhstal, Yakutugol, Korshunov Mining Plant, Chelyabinsk Metallurgical Plant, Mechel Trading and Mechel Mining.

Security

Starting from March 2016, the credit facilities share one security package with other credit facilities: a pledge of 25%+1 share of Mechel Mining, a pledge of 25%+1 share of Beloretsk Metallurgical Plant, pledges of movable assets and mortgage over immovable assets of other Sberbank borrowers within Mechel group.

Covenants and other matters

For the relevant period ending on December 31, 2015, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreements, Mechel group’s ratio of total borrowings to EBITDA shall not exceed 7.5:1 as of June 30, 2016 and December 31, 2016, 5.5:1 as of June 30, 2017 and December 31, 2017, 4.5:1 as of June 30, 2018 and December 31, 2018, 3.5:1 as of June 30, 2019 and December 31, 2019, 3.0:1 as of June 30, 2020 and thereafter. Mechel group’s ratio of EBITDA to consolidated financial expense shall not fall below 1.25:1 as of June 30, 2016 and December 31, 2016, 1.5:1 as of June 30, 2017 and December 31, 2017, 1.75:1 as of June 30, 2018 and December 31, 2018, 2.0:1 as of June 30, 2019 and December 31, 2019, 2.5:1 as of June 30, 2020 and thereafter.

The credit facility agreements contain certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreements are governed by Russian law.

Pre-Export Facility Agreements

General

On December 3, 2013, our subsidiaries Yakutugol and Southern Kuzbass Coal Company entered into an amendment agreement to the existing $1.0 billion pre-export facility agreements (as amended and restated on December 4, 2012) with a syndicate of banks coordinated by ING Bank N.V., Société Générale and VTB Capital Plc. The amendments provide that the loan, which was entering the repayment phase in December 2013, will be repayable in equal monthly installments until December 2016 following a grace period of 12 months ending in December 2014. The terms of the facility agreements are identical in all material aspects, except for the security provided under each facility.

As of December 31, 2015, we had overdue principal in the amount of $522.1 million (approximately 38.0 billion rubles) and overdue interest in the amount of $52.9 million (approximately 3.9 billion rubles) under these facility agreements. We have requested the banks to restructure the repayment schedule of the facilities.

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

Covenants and other matters

For the relevant period ending on December 31, 2015, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreements, Mechel Mining’s ratio of net borrowings to EBITDA shall not exceed 5.0:1 as of June 30, 2016. Mechel Mining’s ratio of EBITDA to net interest expense shall not be less than 4.0:1 as of June 30, 2016. Mechel Mining’s net borrowings shall not exceed $4.0 billion, under the condition that Mechel Mining’s ratio of net borrowings to EBITDA shall exceed 3.0:1. Mechel Mining’s shareholder equity shall not fall below $4.0 billion.

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

As of December 31, 2015, a total of $20.9 million was drawn under the second credit line. Disbursement of the loan was suspended by Vnesheconombank due to our failure to fulfill conditions precedent; we intend to fulfill all conditions so as to continue disbursements. As of December 31, 2015, the overdue interest under the credit facility amounted to approximately $415.9 thousand (approximately 30.3 million rubles). In March 2016, the overdue interest was fully repaid.

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

Facility Agreement for Chelyabinsk Metallurgical Plant from BNP Paribas, Gazprombank and UniCredit — Universal Rolling Mill Facility Agreement

General

On September 15, 2010, we signed a credit facility agreement to finance the universal rolling mill installation project at our subsidiary Chelyabinsk Metallurgical Plant. The credit facility consists of three tranches underwritten by BNP Paribas S.A., Gazprombank and UniCredit. Gazprombank’s tranche is $219.4 million, BNP Paribas’s tranche is €102.8 million and UniCredit’s tranche is €89.2 million. The credit facility benefits from insurance coverage of the Italian, German and Chinese export credit agencies: SACE, Euler Hermes and Sinosure, respectively.

The purpose of the facility is to finance payments under two contracts: the equipment and technology supply contract executed with Danieli and the general construction contract executed with Minmetals.

As of December 31, 2015, the amount outstanding under the facility was $154.9 million and €154.7 million (in aggregate approximately 23.6 billion rubles), with overdue principal in the amount of $42.2 million and €33.1 million (in aggregate approximately 5.7 billion rubles). We have requested the lenders to restructure the repayment schedule of the facility.

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

Starting from July 2014, the borrower failed to pay the installments.

Guarantee

The borrower’s obligations under the credit facility agreement are guaranteed by Mechel.

Security

The borrower’s obligations under the credit facility agreement are secured by a pledge of 20% of the common shares of Chelyabinsk Metallurgical Plant. The borrower has also granted security over certain of its assets, including real estate and equipment to secure its obligations.

Covenants and other matters

For the relevant period ending on December 31, 2015, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreement, Mechel’s ratio of net borrowings to EBITDA shall not exceed 6.3:1 as of June 30, 2016 and December 31, 2016, 6.0:1 as of June 30, 2017, 5.8:1 as of December 31, 2017 and thereafter, provided that if during any period the ratio of net borrowings to EBITDA is 3.0:1 or less, then the ratio of 3.0:1 continues to apply thereafter. Mechel’s ratio of EBITDA to net interest expense shall not fall below 2.0:1 as of June 30, 2016 and thereafter. Mechel’s shareholder equity shall be equal to or exceed $3.0 billion.

Mechel may pay dividends: (i) on our common and preferred shares, provided that the ratio of Mechel’s net borrowings to EBITDA does not exceed 3.0:1, and if such dividends are funded from available excess cash flow, provided that no default occurs or would occur as a result of that payment; and (ii) if dividends on our preferred shares do not exceed 20% of Mechel’s net profit. If Mechel records a loss as shown in the financial statements, the amount of permitted dividends paid on our preferred shares shall be limited to 7.5 million rubles for any such financial year.

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

Credit Facility Agreements for Yakutugol and Southern Kuzbass Coal Company from Gazprombank

General

In April 2012, our subsidiaries Yakutugol and Southern Kuzbass Coal Company entered into two separate non-revolving credit facility agreements with Gazprombank for a total amount of $500.0 million: $300.0 million was made available to Yakutugol and $200.0 million was made available to Southern Kuzbass Coal Company, both for a period of up to five years with a three-year grace period obtained for the purpose of funding operational activities and refinancing of short-term debt. As of December 31, 2014, the facilities were fully drawn.

In August and December 2015, Yakutugol and Southern Kuzbass Coal Company signed amendments to their credit facility agreements with Gazprombank to restructure debt in a total amount of $500.0 million, providing for an extension of the grace period until April 2020 and the final maturity until April 2022.

In January 2016, the restructuring of these credit facilities became effective. As a result of the conversion into rubles, the debt of Yakutugol amounted to approximately 22.8 billion rubles and of Southern Kuzbass Coal Company amounted to approximately 15.3 billion rubles.

As of December 31, 2015, Yakutugol and Southern Kuzbass Coal Company had overdue principal in the amount of $100.0 million and $66.7 million (in aggregate approximately 12.1 billion rubles) and overdue interest in the amount of $32.2 million and $21.4 million (in aggregate approximately 3.9 billion rubles), respectively. All overdue interest shall be repaid until the end of March 2017.

Interest rate and interest period

Starting from the effective date, the interest under the credit facilities is payable at the CBR key rate plus 1.5% per year until April 2022. The lender may change the interest rate on the CBR key rate plus 3.5% per year if the borrowers fail to meet certain additional conditions, including obtaining similar terms with Sberbank and VTB Bank. During the grace period, we apply the rate of 8.75% for interest repayment. The remaining unpaid interests are being capitalized and paid in accordance with the principal repayment schedule.

Repayment and prepayments

The final maturity date is April 20, 2022. Repayment is to be made in equal monthly installments starting from April 4, 2020. The lender may change the final maturity date on April 20, 2020 if the borrowers fail to meet certain additional conditions, including obtaining similar terms with Sberbank and VTB Bank. In this case repayment is to be made in equal monthly installments starting from April 4, 2017.

The borrowers may prepay the loans in full or in part with a 30 day prior notice to the lender.

Guarantee

The borrowers’ obligations are guaranteed by Mechel Mining, Mechel Carbon, Korshunov Mining Plant, Urals Stampings Plant, Chelyabinsk Metallurgical Plant, Mechel and cross guarantee between Southern Kuzbass Coal Company and Yakutugol.

Security

Yakutugol’s obligations under the credit facility agreement are secured by a pledge of 25%+1 share in each of Southern Kuzbass Coal Company, Korshunov Mining Plant, Port Posiet, Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and Urals Stampings Plant, 50%+1 share in Yakutugol and 25% in Port Temryuk, as well as 33.3% of common shares of Izhstal.

Southern Kuzbass Coal Company’s obligations under the credit facility agreement are secured by a pledge of 25%+1 share in each of Southern Kuzbass Coal Company, Korshunov Mining Plant, Port Posiet and Beloretsk Metallurgical Plant, 50%+1 share in each of Yakutugol and Urals Stampings Plant and 25% in each of Port Temryuk and Bratsk Ferroalloy Plant, as well as 33.3% of common shares of Izhstal.

In March 2016, we mortgaged the Ulak-Elga rail line under the credit facility agreements.

Covenants and other matters

For the relevant period ending on December 31, 2015, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreements, Mechel group’s ratio of total borrowings to EBITDA shall not exceed 7.5:1 in 2016, 5.5:1 in 2017, 4.5:1 in 2018, 3.5:1 in 2019 and 3.0:1 in 2020. Mechel group’s ratio of EBITDA to consolidated financial expense shall not be less than 1.25:1 in 2016, 1.50:1 in 2017, 1.75:1 in 2018, 2.0:1 in 2019 and 2.5:1 in 2020. During the period from 2017 to 2020, we also have to comply with the ratios of operational cash flow to EBITDA and EBITDA to revenues at the levels of 80% and 20%, respectively.

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

In August and December 2015, Yakutugol and Southern Kuzbass Coal Company signed amendments to their credit facility agreements with Gazprombank to restructure debt in a total amount of $785.8 million, providing for an extension of the grace period until April 2020 and the final maturity until April 2022.

In January 2016, the restructuring of these credit facilities became effective. As a result of the conversion into rubles, the debt of Yakutugol amounted to approximately 30.5 billion rubles and of Southern Kuzbass Coal Company amounted to approximately 30.4 billion rubles.

As of December 31, 2015, Yakutugol and Southern Kuzbass Coal Company had overdue interest in the amount of $41.3 million and $42.9 million (in aggregate approximately 6.1 billion rubles), respectively. All overdue interest shall be repaid until the end of March 2017.

Interest rate and interest period

Starting from the effective date, the interest under the credit facilities is payable at the CBR key rate plus 1.5% per year until April 2022. The lender may change the interest rate on the CBR key rate plus 3.5% per year if the borrowers fail to meet certain additional conditions, including obtaining similar terms with Sberbank and VTB Bank. During the grace period, we apply the rate of 8.75% for interest repayment. The remaining unpaid interests are being capitalized and paid in accordance with the principal repayment schedule.

Repayment and prepayments

The final maturity date is April 20, 2022. Repayment is to be made in equal monthly installments starting from April 4, 2020. The lender may change the final maturity date on April 20, 2020 if the borrowers fail to meet certain additional conditions, including obtaining similar terms with Sberbank and VTB Bank. In this case repayment is to be made in equal monthly installments starting from April 4, 2017.

The borrowers may prepay the loans in full or in part with a 10 day prior notice to the lender.

Guarantee

The borrowers’ obligations are guaranteed by Mechel Mining, Mechel Carbon, Korshunov Mining Plant, Urals Stampings Plant, Chelyabinsk Metallurgical Plant, Mechel and cross guarantee between Southern Kuzbass Coal Company and Yakutugol.

Security

Yakutugol’s obligations under the credit facility agreement are secured by a pledge of 25%+1 share in each of Southern Kuzbass Coal Company, Korshunov Mining Plant, Port Posiet, Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and Urals Stampings Plant, 50%+1 share in Yakutugol and 25% in Port Temryuk, as well as 33.3% of common shares of Izhstal.

Southern Kuzbass Coal Company’s obligations under the credit facility agreement are secured by a pledge of 25%+1 share in each of Southern Kuzbass Coal Company, Korshunov Mining Plant, Port Posiet and Beloretsk Metallurgical Plant, 50%+1 share in each of Yakutugol and Urals Stampings Plant and 25% in each of Port Temryuk and Bratsk Ferroalloy Plant, as well as 33.3% of common shares of Izhstal.

In March 2016, we mortgaged the Ulak-Elga rail line under the credit facility agreements.

Covenants and other matters

For the relevant period ending on December 31, 2015, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreements, Mechel group’s ratio of total borrowings to EBITDA shall not exceed 7.5:1 in 2016, 5.5:1 in 2017, 4.5:1 in 2018, 3.5:1 in 2019 and 3.0:1 in 2020. Mechel group’s ratio of EBITDA to consolidated financial expense shall not be less than 1.25:1 in 2016, 1.50:1 in 2017, 1.75:1 in 2018, 2.0:1 in 2019 and 2.5:1 in 2020. During the period from 2017 to 2020, we also have to comply with the ratios of operational cash flow to EBITDA and EBITDA to revenues at the levels of 80% and 20%, respectively.

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

For the purposes of this summary, a “Russian resident holder” means: (1) an individual holder of the shares and ADSs, actually present in the Russian Federation for 183 days or more in 12 consecutive months; or (2) an organization recognized as a tax resident of the Russian Federation, namely (i) an organization or an individual entrepreneur, organized under Russian law, (ii) a foreign organization recognized as a tax resident of the Russian Federation in accordance with the international tax treaty of the Russian Federation, and (iii) a foreign organization which place of management is the Russian Federation, unless otherwise provided by the international tax treaty of the Russian Federation; or (3) an organization, organized under a foreign law, that holds and disposes of the shares and ADSs through its permanent establishment in Russia. Individual presence in Russia is not considered interrupted if an individual departs for short periods (less than six months) for the purpose of medical treatment or education, as well as for the performance of labor or other duties related to the execution of work or services at offshore raw hydrocarbon deposits.

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

Taxation of dividends

A Russian company that pays dividends is generally obliged to act as a tax agent to withhold tax on the dividends and remit the amount of tax due to the Russian Federation state budget. In some cases, tax agent’s functions are performed by other legal entities. However, the applicable withholding tax rate will depend on the status of the dividend’s recipient and on the availability with the Russian company paying dividends on the date of such payment of documents confirming the status of the tax resident of the respective state (country) in relation to the recipient of income.

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

The effective rate of this tax may be lower than 13% (other than to non-resident companies and non-resident individuals) owing to the fact that generally this tax should be calculated by multiplying the basic tax rate (13%) by the difference between (i) the dividends to be distributed by us to our shareholders, and (ii) dividends collected by us in the current and preceding tax periods from other Russian persons (except for dividends which under the current Russian tax law are taxable at the rate of 0% and provided that the amount of dividends previously was not included when determining the tax base which is determined in respect of income received by a Russian organization in the form of dividends).

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

If the tax agent is not submitted with the prescribed by the tax legislation information, it will be obliged to withhold tax at the rate of 30%. In this case, U.S. holders qualifying for a reduced rate under the United States-Russia income tax treaty may claim a refund from the Russian tax authorities/tax agents, depending on the status of a holder, within three years. There is significant uncertainty regarding the availability and timing of such refunds.

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

Furthermore, according to certain conditions, individuals may have taxable material gain at the rate of 13% if the shares and ADSs are acquired at a price below conventional market value.

A Russian resident holder who is an individual is not subject to income tax from the sale of shares in Russian organizations if the shares comprise the charter capital of Russian organizations, no more than 50% of assets of which directly or indirectly consists of immovable property located in the territory of the Russian Federation, provided that on the date of sale (redemption) of such shares they were continuously owned on the basis of the right of ownership or other proprietary right for more than five years.

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

Where the shares and ADSs are sold by organizations being non-resident holders to persons being organizations recognized as tax residents of the Russian Federation, even if the resulting capital gain is considered taxable in Russia, there is currently no mechanism under which the purchaser will be able to withhold the tax and remit it to the Russian budget.

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

Although Russian tax law imposes this responsibility only on professional trust manager, brokers or dealers, in practice, the tax authorities may require organizations recognized as tax residents of the Russian Federation that are not professional trust manager, dealers or brokers to act as tax agents and withhold the applicable tax when purchasing securities from non-resident individuals.

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

Tax treaty procedures

The Russian Tax Code does not contain a requirement that a non-resident holder that is an organization must obtain tax treaty clearance from the Russian tax authorities prior to receiving any income in order to qualify for benefits under an applicable tax treaty. However, a non-resident organization seeking to obtain relief from Russian withholding tax under a tax treaty must provide to a tax agent, before the income payment date, a confirmation of its tax treaty residence that complies with the applicable requirements in advance of receiving the relevant income. Starting from 2016, in order to apply the provisions of the international treaties of the Russian Federation, foreign organizations will also have to provide to the Russian organization which pays the income a confirmation that the foreign organization has an actual right to receive income.

Starting from 2016, the rules of elimination of double taxation in respect of individuals act in a new version. A non-resident individual who derives income from a source in the Russian Federation in order to implement the provisions of international tax treaties will have to provide the tax agent on the income payment date a confirmation that an individual-recipient of income is a tax resident in the respective foreign country. In order to confirm the status of a tax resident an individual may use the passport of a foreign citizen or any other identification document, established by the federal law or recognized by the international treaty as such. If these documents do not make it possible to confirm the existence of an individual’s tax resident status of a foreign country with which the international treaty is concluded, the tax agent should also be provided with the official confirmation of this status. Such confirmation should be issued by the competent authority of the respective foreign country authorized to issue such confirmations on the basis of the international tax treaty of the Russian Federation. If such confirmation is in a foreign language, an individual provides a notarized translation into Russian. It should be noted that the tax agent in the application of preferential provisions of the international treaty must submit to the tax authority at the place of its registration the information on foreign individuals, income paid to them from which tax had not been withheld on the basis of the international treaty, as well as the refund of the tax.

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

Certain U.S. Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of shares or ADSs by a “U.S. Holder.” Solely for purposes of this “— Certain U.S. Federal Income Tax Considerations” section, a U.S. Holder is a beneficial owner of shares or ADSs that is, for U.S. federal income tax purposes: (1) an individual who is a citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or if the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

If an entity treated as a partnership for U.S. federal income tax purposes is a beneficial owner of shares or ADSs, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A partner of a partnership holding shares or ADSs should consult its tax adviser regarding the associated tax consequences.

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

Ownership of ADSs in general

U.S. Holders of ADSs should generally be treated for U.S. federal income tax purposes as owners of the underlying shares represented by those ADSs, assuming the relevant deposit agreement and any related agreement include customary representations and obligations (particularly relating to any pre-release of ADSs) and such representations and obligations are properly complied with. In such case, except as noted, the U.S. federal income tax consequences discussed below should apply equally to U.S. Holders of ADSs and shares, and no gain or loss will be recognized upon an exchange of an ADS for the share represented by that ADS. A U.S. Holder’s tax basis in such shares will be the same as the U.S. Holder’s tax basis in such ADSs, and the holding period in such shares will include the holding period in such ADSs.

Taxation of dividends on shares or ADSs

Subject to the passive foreign investment company rules described below, for U.S. federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to shares or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with U.S. federal income tax principles. Certain dividends received by non-corporate U.S. Holders may be taxed at the lower applicable capital gains rate. This lower capital gains rate is only applicable to dividends paid by “qualified foreign corporations” (which term excludes PFICs, as defined below) and only with respect to shares or ADSs held for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). A company will be a qualified foreign corporation if: (a) it is eligible for the benefits of an applicable United States income tax treaty; or (b) the stock with respect to which such dividend is paid is readily tradable on an established securities market in the United States. Non-corporate U.S. Holders are strongly urged to consult their tax advisers as to the applicability of the lower capital gains rate to dividends received with respect to shares or ADSs. Distributions in excess of our current and accumulated earnings and profits will be applied against and will reduce a U.S. Holder’s tax basis in shares or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such shares or ADSs and will be treated as described under “Taxation on sale or other disposition of shares or ADSs” below. We do not intend to calculate our earnings and profits for U.S. federal income tax purposes and, unless we make such calculations, U.S. Holders should expect that any distributions with respect to shares or ADSs generally will be reported to them as a dividend, even if that distribution would otherwise be treated as a return of capital or as a capital gain pursuant to the rules described above. Such dividends will not be eligible for the dividends received deduction allowed to corporations.

If a dividend distribution is paid in rubles, the amount includible in income will be the U.S. dollar value of the dividend, calculated using the exchange rate in effect on the date the dividend is received by the U.S. Holder (or the date of the depositary’s receipt in the case of the ADSs), regardless of whether the payment is actually converted into U.S. dollars on that date. Generally, any gain or loss resulting from currency exchange rate fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date the rubles are converted into U.S. dollars will be treated as U.S. source ordinary income or loss. U.S. Holders may be required to recognize foreign currency gain or loss on the receipt of a refund of Russian withholding tax pursuant to the United States-Russia income tax treaty to the extent the U.S. dollar value of the refund differs from the U.S. dollar equivalent of that amount on the date of receipt of the underlying dividend.

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

Taxation on sale or other disposition of shares or ADSs

Subject to the passive foreign investment company rules described below, the sale or other disposition of shares or ADSs will generally result in the recognition of gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted basis in such shares or ADSs. Such gain or loss generally will be treated as long-term capital gain or loss if the shares or ADSs have been held for more than one year as of the time of the sale or other disposition. Capital gains of non-corporate U.S. Holders derived from capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations.

Gain or loss realized on the sale or other disposition of shares or ADSs will generally be treated as U.S. source income and as a result any Russian taxes imposed upon such sale or other disposition may not be creditable against a U.S. Holder’s U.S. federal income tax liability. U.S. Holders are strongly urged to consult their tax advisers as to the availability of tax credits for any Russian taxes withheld on the sale or other disposition of shares or ADSs.

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

Passive foreign investment company status

A non-U.S. company is a passive foreign investment company (“PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (1) at least 75% of its gross income is passive income or (2) at least 50% of the average value of its assets (based on an average of the quarterly values of the assets) is attributable to assets that produce or are held to produce passive income. We believe that for U.S. federal income tax purposes, we were not a PFIC for the taxable year ending in 2015. However, the PFIC determination is made annually and may involve facts that are not within our control. In addition, there are special requirements that apply to income from the sale and ownership of commodities that need to be satisfied in order for amounts attributable to commodities to be treated as non-passive. If we were classified as a PFIC at any time that you hold our ADSs and shares, you may be subject to materially adverse U.S. federal income tax consequences compared to an investment in a company that is not considered a PFIC, including being subject to greater amounts of U.S. tax on distributions and gains on the sale or disposition of the ADSs and shares as well as being subject to additional U.S. tax filing requirements. Additionally, dividends paid by the company to non-corporate U.S. holders would not be eligible for the special reduced rate of tax described above under “Taxation of dividends on shares or ADSs.” You should consult your tax advisers as to the consequences of an investment in a PFIC.

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

FATCA

Provisions under Sections 1471 through 1474 of the Code and applicable U.S. Treasury Regulations commonly referred to as “FATCA” generally impose 30% withholding on certain “withholdable payments” and, in the future, may impose such withholding on “foreign passthru payments” made by a “foreign financial institution” (each as defined in the Code) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the foreign financial institution’s U.S.-owned accounts. Prospective investors should consult their tax advisors regarding the potential impact of FATCA and any non-U.S. legislation implementing FATCA on the investment in ADSs.

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

Reserve : In accordance with the JORC Code, virgin and/or accessed parts of a mineral resource base, which could be economically extracted or produced at the time of determination, considering environmental, legal and technological constraints. In accordance with the USGS, that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

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

Sintering: A process that combines iron-bearing particles into small chunks. Initially, these materials are too fine to withstand the air currents of the smelting process in the blast furnace and could be thrown away. The iron is now conserved in sinter as the chunks of sinter are heavier and therefore can be charged into the blast furnace.

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

Currency Risk

The functional currencies for our main Russian, European, Ukrainian and Kazakh subsidiaries are the Russian ruble, euro, the Ukrainian hryvnia and the Kazakh tenge, respectively. The U.S. dollar is the functional currency of our other main international operations. Our reporting currency is the Russian ruble.

In the past we entered into forward transactions to buy U.S. dollars for euros to hedge our exposure to movements in foreign currency exchange rates arising in relation to euro-denominated accounts receivable of our trading subsidiaries. These derivatives were not designated as hedging contracts for accounting purposes. As of December 31, 2015, we did not have any forward transactions.

We are exposed to movements in the U.S. dollar and euro exchange rates relative to the Russian ruble, our reporting currency. The following table sets forth our monetary assets and liabilities by currency as of December 31, 2015.

	U.S. Dollar	Euro
	(In millions of Russian rubles)
Non-current assets	—	—
Long-term financial assets	—	—

Current assets	2,549	3,096
Receivables	1,399	1,939
Shor-term financial assets	—	—
Cash and cash equivalents	1,150	1,157

Long-term liabilities	—	(97)
Long-term loans and borrowings	—	(64)
Long-term payables	—	—
Long-term finance lease liability	—	(33)

Short-term liabilities	(301,442)	(30,705)
Short-term loans and borrowings	(279,905)	(28,544)
Short-term payables	(19,405)	(1,936)
Short-term finance lease liability	(2,132)	(225)

Interest Rate Risk

Interest rate risk is the risk that changes in floating interest rates will adversely impact our financial results. As of December 31, 2015, 2014 and January 1, 2014, the shares of the borrowings with floating rates in the total amount of the borrowings were 53% (including MosPrime — 0.2%, the CBR key rate — 14%, LIBOR, EURIBOR and others — 39%), 39% (including MosPrime — 12%, LIBOR, EURIBOR and others — 27%) and 43% (including MosPrime — 18%, LIBOR, EURIBOR and others — 25%), respectively.

We have not entered into transactions designed to hedge against interest rate risks, which may exist in connection with our current or future indebtedness. We monitor the market and assess our options for hedging interest rate risks and may enter into such arrangements in the future.

We manage interest rate risk through analysis of current interest rates. If there are significant changes in market interest rates management may consider refinancing of a particular financial instrument on more favorable terms.

The table below demonstrates our sensitivity to change of floating rates which management believes is an appropriate measure of the current market conditions.

	Increase/decrease in MosPrime and the CBR key rate (%)	Effect on profit before tax (In millions of Russian rubles)	Increase/decrease in LIBOR (%)	Effect on profit before tax (In millions of Russian rubles)	Increase/decrease in EURIBOR (%)	Effect on profit before tax (In millions of Russian rubles)
2014
	+9.32%	4,395	+0.02%	12	+0.07%	13
	–9.32%	(4,395)	–0.02%	(12)	–0.07%	(13)

2015
	+6%	3,312	+0.5%	662	+0.25%	62
	–5%	(2,760)	–0.12%	(159)	–0.25%	(62)

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

Item 12. Description of Securities Other than Equity Securities

Depositary Fees and Charges

Our common American Depositary Shares, or common ADSs, each representing two common shares, are traded on the NYSE under the symbol “MTL.” The common ADSs are evidenced by common American Depositary Receipts, or common ADRs, issued by Deutsche Bank Trust Company Americas, as depositary (“DBTCA”) under the Deposit Agreement, dated as of July 27, 2004, among Mechel PAO, Deutsche Bank Trust Company Americas, and holders and beneficial owners of common ADSs, as amended on May 21, 2007, May 19, 2008 and December 21, 2015. Common ADS holders are required to pay the following service fees to DBTCA:

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

Our preferred American Depositary Shares, or preferred ADSs, each representing one-half of a preferred share, are traded on the NYSE under the symbol “MTL PR.” The preferred ADSs are evidenced by preferred American Depositary Receipts, or preferred ADRs, issued by DBTCA under the Deposit Agreement, dated as of May 12, 2010, among Mechel PAO, Deutsche Bank Trust Company Americas, and holders and beneficial owners of preferred ADSs. Preferred ADS holders are required to pay the following service fees to DBTCA:

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

Depositary Payments for 2014 and 2015

In consideration for its appointment as depositary, DBTCA agreed to reimburse us for costs of the maintenance of our ADS programs and of ADS-programs related investor relations activities. For the year ended December 31, 2014, DBTCA reimbursed us $2.489 million in regard to our common ADS-program. We have not yet drawn down reimbursement in regard to our common ADS-program for the year ended December 31, 2015.

In addition, for the years ended December 31, 2014 and 2015, DBTCA made the following payments on our behalf in relation to our ADS programs:

	Payment (In U.S. dollars) For the Year Ended December 31,
Category	2014	2015
NYSE listing fees	83,140	91,888
Proxy solicitation expenses	—	—
ADS holder identification expenses	15,300	—
Full targeting project	—	—
Perception study	—	—
BD corporate	11,000	11,000

Total	109,440	102,888

In addition, DBTCA waived the cost of various ADR program-related support services that it provided to us in 2014 and 2015. DBTCA had valued these services at $412,500 per annum for common ADSs when DBTCA was re-appointed in 2014 and $160,000 per annum for preferred ADSs when DBTCA was appointed in 2015. Under certain circumstances, including early termination of the appointment of DBTCA, we would be required to repay to DBTCA some or all of the payments made to us or on our behalf (including fees waived by it) since its appointment.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

As of May 13, 2016, we did not pay amounts due in respect of principal and interest under certain of our loan agreements and several of our lease agreements and were in breach of certain financial and non-financial covenants under our credit facilities. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Restrictive Covenants” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Our failure to comply with the payment and other obligations in our credit facilities caused some of our creditors to accelerate amounts due under their loan agreements and such failure, or like failure in the future, may cause the acceleration of our other outstanding debt, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — If we are unable to restructure all of our indebtedness or fail to comply with the new terms of the restructured indebtedness, our lenders may claim for accelerated repayment, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We have a substantial amount of outstanding indebtedness with restrictive financial covenants and most shares and assets in our subsidiaries are pledged” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We have not fulfilled our payment obligations under several of the group’s lease agreements and a number of the respective lessors have required the return of the leased assets, which may materially adversely affect our business, financial condition, results of operations and prospects.”

The table below summarizes the payment defaults, cross-defaults and other covenant breaches under our main facility agreements:

	Non-payment of principal or interest (yes/no)	Cross-default (yes/no)	Breach of financial covenants(1) (yes/no)	Breach of non- financial covenants(2) (yes/no)
VTB Bank	yes	yes	yes	yes
Sberbank	yes	yes	yes	yes
Gazprombank	yes	yes	yes	yes
Pre-Export Facilities from a Syndicate of Banks	yes	yes	yes	yes
Universal Rolling Mill Facility Agreement	yes	yes	yes	yes
Vnesheconombank	yes	no	no	yes
Other(3)	yes	yes	yes	yes

(1)	The breaches provided in this table are as of December 31, 2015. Our loan agreements contain a number of financial covenants, including “Net Borrowings to EBITDA ratio,” “Total Borrowings to EBITDA ratio,” “EBITDA to Net Interest Expense ratio,” “EBITDA to Consolidated Financial Expense ratio,” “Adjusted Shareholder Equity” and “Net Borrowings.”
(2)	The breaches provided in this table are as of December 31, 2015. Our loan agreements contain a number of non-financial covenants, including but not limited to the restrictions on the maximum level of indebtedness in respect of various liabilities (i.e., tax liabilities, liabilities in respect of social funds and others), minimum level of net assets, maximum allowed level of arbitration proceedings, obligations to insure pledged assets and/or construction works, negative pledge restrictions, providing financial statements, permitted capital expenditures, certain requirements in respect of credit ratings and permitted amount of intra-group loans.
(3)	Includes other loan agreements and lease agreements.

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

The failure to pay amounts due, the non-compliance with financial and non-financial covenants and the triggering of the cross-default provisions resulted in the reclassification of our group’s long-term debt into short-term liabilities in the amount of RUB 175,743 million as of December 31, 2015.

In addition, several of our group companies have failed to fulfill payment obligations as well as other terms and conditions under the lease agreements. As a result, the long-term finance lease liability of RUB 7,749 million was reclassified to short-term finance lease liabilities as of December 31, 2015.

Payment Defaults

The sections below summarize details of payment defaults under our main credit facilities, including principal amounts outstanding as of May 13, 2016, as well as briefly describe outstanding amounts under certain lease agreements with respect to which we have failed to meet payment obligations. Figures included in these sections are subject to change, including as a result of reconciliation with creditors, changes in exchange rates, additional charges invoiced, default interest and/or other penalty accruals, ongoing restructuring negotiations or any present or future proceedings (including litigations and arbitrations described in “Item 8. Financial Information — Litigation — Debt litigation”) related to our indebtedness or to our restructuring plans. Consequently, the figures stated herein do not constitute an acknowledgement of any obligation on our part to pay such amounts.

As of May 13, 2016, the total amount in default for failure to pay principal or interest under our credit facilities and several of our lease agreements was approximately 110.7 billion rubles. Conversion from U.S. dollars and euros into rubles is made using the CBR exchange rate on May 13, 2016. The amounts provided below do not include various fines, surcharges and penalty fees, unless otherwise noted.

VTB Bank

In October 2014, VTB Bank served a notice to Mechel and its subsidiaries that act as borrowers demanding the early payment of principal and interest under the loan agreements provided by VTB Bank. On September 9, 2015, we signed restructuring agreements with VTB Bank providing for extension of the repayment grace period and final maturity which became effective on October 13, 2015.

Facility Agreement for Mechel from VTB Bank — the principal amount outstanding was 44.8 billion rubles. The amount of overdue interest was 419.7 million rubles.

Facility Agreements for Southern Kuzbass Coal Company from VTB Bank — the principal amount outstanding was 11.7 billion rubles. The amount of overdue interest was 84.9 million rubles.

Facility Agreement for Yakutugol from VTB Bank — the principal amount outstanding was 5.8 billion rubles. The amount of overdue interest was 42.4 million rubles.

Facility Agreement for Chelyabinsk Metallurgical Plant from VTB Bank — the principal amount outstanding was 8.0 billion rubles. The amount of overdue interest was 58.3 million rubles.

Sberbank

Restructuring of the Facility Agreements for Chelyabinsk Metallurgical Plant, Mechel Trading, Izhstal, Bratsk Ferroalloy Plant, Yakutugol, Southern Kuzbass Coal Company and Korshunov Mining Plant from

Sberbank became effective in the first quarter of 2016. Restructuring of the Facility Agreements for Southern Kuzbass Coal Company from Sberbank became effective in April 2016 following the court’s approval of settlement agreements and partial assignment of principal to Gazprombank. Under the new terms, the borrowers have to pay overdue amounts of principal and of interest and penalties which are not capitalized.

Facility Agreements for Southern Kuzbass Coal Company from Sberbank – the principal amount outstanding was $295.1 million (approximately 19.2 billion rubles) and 260.2 million rubles. The amount of overdue interest was $93.3 thousand (approximately 6.1 million rubles) and 5.3 million rubles.

Facility Agreements for Chelyabinsk Metallurgical Plant from Sberbank — the principal amount outstanding was 27.8 billion rubles, including overdue principal in the amount of 5.7 billion rubles. In addition, the amount of overdue interest was 1.1 billion rubles.

Facility Agreements for Mechel Trading from Sberbank — the principal amount outstanding was $100.0 million (approximately 6.5 billion rubles). The amount of overdue interest was $1.5 million (approximately 97.7 million rubles).

Facility Agreements for Izhstal, Bratsk Ferroalloy Plant, Yakutugol and Korshunov Mining Plant from Sberbank — the principal amount outstanding was 1.4 billion rubles, including overdue principal in the amount of 95.3 million rubles. In addition, the amount of overdue interest was 57.8 million rubles.

Gazprombank

Restructuring of the Facility Agreements for Southern Kuzbass Coal Company and Yakutugol from Gazprombank became effective in the first quarter of 2016. In accordance with the new terms, Southern Kuzbass Coal Company and Yakutugol are obliged to pay monthly 400.0 million rubles of overdue interest accrued up to the effective date (in addition to the current interest). As of May 13, 2016, the overdue amount under such payments was 1,119.0 million rubles.

Facility Agreement for Chelyabinsk Metallurgical Plant from Gazprombank — the principal amount outstanding was 6.0 billion rubles. The amount of overdue interest was 527.2 million rubles.

Facility Agreements for Mechel Energo, Urals Stampings Plant, Chelyabinsk Metallurgical Plant and Southern Kuzbass Coal Company from Gazprombank — the principal amount outstanding was 5.0 billion rubles, including overdue principal in the amount of 5.0 billion rubles. In addition, the amount of overdue interest was 845.7 million rubles.

Facility Agreements for Mechel Service, Urals Stampings Plant, Chelyabinsk Metallurgical Plant, Mechel Coke and Southern Kuzbass Coal Company from Gazprombank — the principal amount outstanding was 11.0 billion rubles, including overdue principal in the amount of 11.0 billion rubles. In addition, the amount of overdue interest was 1.02 billion rubles.

Facility Agreements for Beloretsk Metallurgical Plant, Mechel Coke, Port Posiet and Urals Stampings Plant from Gazprombank — the principal amount outstanding was 4.8 billion rubles, including overdue principal in the amount of 4.8 billion rubles. In addition, the amount of overdue interest was 526.8 million rubles.

Pre-Export Facilities from a Syndicate of Banks

Pre-Export Facility Agreements for Yakutugol and Southern Kuzbass Coal Company from a syndicate of banks coordinated by ING Bank N.V., Société Générale and VTB Capital Plc — the principal amount outstanding was $1.0 billion (approximately 65.2 billion rubles), including overdue principal in the amount of $722.9 million (approximately 47.0 billion rubles). In addition, the amount of overdue interest was $81.2 million (approximately 5.3 billion rubles).

Universal Rolling Mill Facility Agreement

Facility Agreement for Chelyabinsk Metallurgical Plant from BNP Paribas, Gazprombank and UniCredit — the principal amount outstanding was $154.9 million and €154.7 million (in aggregate approximately 21.5 billion rubles), including overdue principal in the amount of $56.3 million and €44.1 million (in aggregate approximately 6.9 billion rubles). In addition, the amount of overdue interest was $8.2 million and €2.2 million (in aggregate approximately 697.0 million rubles).

Vnesheconombank

Facility Agreements for Elgaugol from Vnesheconombank — the principal amount outstanding was $167.3 million (approximately 10.9 billion rubles), including overdue principal in the amount of $146.4 million (approximately 9.5 billion rubles).

Sberbank Leasing AO

In February 2015, Sberbank Leasing AO sent termination notices to the lessees (Korshunov Mining Plant, Mechel Materials, Yakutugol, Southern Kuzbass Coal Company and Metallurgshakhtspetsstroy) under the respective lease agreements for the total amount of 4.2 billion rubles (including various fines, surcharges and penalty fees). The payments were not made, and in April 2015, Sberbank Leasing AO requested through the courts accelerated repayment of amounts due under the lease agreements as well as the return of the leased assets. During the period from December 2015 to May 2016, we signed settlement agreements with Sberbank Leasing AO which waived our previous defaults and restructured our future payment schedules. The settlement agreements will become effective upon approval at the court hearings which are ongoing.

Caterpillar Financial OOO

During the period from May to August 2015, Caterpillar Financial OOO sent termination notices to the lessees (Yakutugol, Mechel Engineering, Korshunov Mining Plant, Mechel Materials, Metallurgshakhtspetsstroy, Tomusinsky Open Pit and Southern Kuzbass Coal Company) under the respective lease agreements. We have not settled the claims and Caterpillar Financial OOO filed several lawsuits with the court seeking termination of lease agreements, withdrawal of leasing assets and recovery of debt in an aggregate amount of approximately $5.0 million and €313.9 thousand.

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

As described below, two material weaknesses were identified in our internal control over financial reporting. Exchange Act Rule 12b-2 (17 CFR 240.12b-2) and Rule 1-02 of Regulation S-X (17 CFR 210.1-02) define a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the material weaknesses, our chief executive officer and chief financial officer have concluded that, as of December 31, 2015, the end of the period covered by this report, our disclosure controls and procedures were not effective at a reasonable assurance level.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2015 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control — Integrated Framework” (2013).

As a result of management’s evaluation of our internal control over financial reporting, management identified two material weaknesses in our internal control. These material weaknesses are described below:

•	We failed to operate effective controls over the IFRS financial statements close process;

•	We failed to operate effective controls related to the computation of deferred income taxes.

As a result of these material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2015.

Additional information regarding these material weaknesses follows:

(1)	We failed to operate effective controls over the IFRS financial statements close process.

Due to the increased workload in connection with the first-time adoption of IFRS, we did not operate effective internal controls over the review of the IFRS consolidated financial statements and the IFRS transformation process. As a result, several material misstatements in the consolidated financial statements resulting from errors in the underlying data and manual calculations were identified and then corrected. This material weakness relates to the operating effectiveness of internal controls over the IFRS in financial statement close process and affects certain significant accounts related to non-routine and estimation processes and presentation and disclosure in the consolidated financial statements.

(2)	We failed to operate effective controls related to the computation of deferred income taxes.

We failed to operate effective controls over the computation for deferred income taxes. As a result, material misstatements related to deferred income taxes were identified and adjustments were made to our financial statements to correct these errors. Specifically, misstatements were identified in the manual processing of data used in the computation of deferred income taxes. This material weakness affects deferred tax assets and liabilities and the related financial statement disclosures.

Ernst & Young LLC, an independent registered public accounting firm, has audited our consolidated financial statements and has also issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2015, which contains an adverse opinion on the effectiveness of internal controls over financial reporting.

(c)	Report of Independent Registered Public Accounting Firm

The Shareholders and the Board of Directors of Mechel PAO

We have audited Mechel PAO, a public joint-stock company, and subsidiaries’ (hereinafter referred to as the “Group”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment (Item 15 (b) Management’s Annual Report on Internal Control over Financial Reporting):

•	The Group’s management did not operate effective internal controls over the preparation and review of the Group’s IFRS consolidated financial statements and IFRS transformation process;

•	The Group’s management did not operate effective controls over the computation and disclosure of deferred income taxes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2015 consolidated financial statements of the Group. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2015 consolidated financial statements, and this report does not affect our report dated May 13, 2016, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

/s/ Ernst & Young LLC

Moscow, Russia

May 13, 2016

(d)	Remediation Activities and Changes in Internal Control over Financial Reporting

Remediation Activities Being Undertaken

(1)	We failed to operate effective controls over the IFRS financial statements close process.

In order to remedy this material weakness, we intend to expand the use of reviews by internal financial reporting experts and to converge local GAAP and IFRS accounting policies (specifically, accruals, unified chart of accounts) and dedicate increased time for review controls as well as increase the automation in the IFRS financial statements close process.

(2)	We failed to operate effective controls related to the computation of deferred income taxes.

In order to remedy this material weakness, we plan to hold training for accounting and tax professionals, specifically related to accounting for deferred income taxes and detecting misstatements in the completion of the reporting forms by our subsidiaries, continue improvements related to roles, responsibilities and accountabilities over controls and processes impacting tax accounting and reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Vladimir Korovkin, chairman of our Audit Committee, is an “audit committee financial expert.” Mr. Korovkin is independent in accordance with SEC Rule 10A-3. For a description of Mr. Korovkin’s experience, see “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.”

Item 16B. Code of Ethics

We have adopted a code of business conduct and ethics that applies to our directors, officers and employees. It is available at www.mechel.com and www.mechel.ru. Hard copies of our code of business conduct and ethics are available free of charge to any person upon request. In order to request a hard copy, please send an inquiry to ir@mechel.com indicating postal address to which the hard copies should be sent and a contact person. No amendments were made to our code of business conduct and ethics in 2015.

Item 16C. Principal Accountant Fees and Services

Ernst & Young LLC has served as our independent registered public accountants for each of the fiscal years in the three year period ended December 31, 2015, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young LLC in 2015 and 2014, respectively.

	Year Ended December 31,
	2015	2014
	(In millions of Russian rubles, net of VAT)
Audit Fees	120.0	152.5
Audit-related Fees	3.3	7.7
Tax Fees	2.6	1.5
Other Fees	—	—

Total	125.9	161.7

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

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required that we implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of Ernst & Young LLC for all audit and non-audit services, including tax services. All audit, audit-related and tax services rendered by Ernst & Young LLC in 2015 were approved by the Audit Committee before Ernst & Young LLC was engaged for such services. No services of any kind were approved pursuant to a waiver permitted pursuant to 17 CFR 210.2-01(c)(7)(i)(C).

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not repurchase any of our shares, GDSs or ADSs in 2015.

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

PART III

Item 17. Financial Statements

See instead “Item 18. Financial Statements.”

Item 18. Financial Statements

The following financial statements, together with the report of Ernst & Young LLC, are filed as part of this annual report on Form 20-F.

Item 19. Exhibits

Exhibit No.	Description

1.1	Charter of Mechel PAO (new version) registered on March 17, 2016.

4.1	Amendment Agreement No. 4 dated April 10, 2013 to Facility Agreement No. 2640 dated December 27, 2010 by and between VTB Bank (open joint stock company) and Mechel OAO (English translation) is incorporated herein by reference to Exhibit 4.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.2	Amendment Agreement No. 5 dated February 7, 2014 to Facility Agreement No. 2640 dated December 27, 2010 by and between VTB Bank (open joint stock company) and Mechel OAO (English translation) is incorporated herein by reference to Exhibit 4.2 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.3	Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.3 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.4	Amending Agreement No. 1 dated December 5, 2012 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.4 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.5	Novation Agreement No. 5593 dated December 5, 2012 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.5 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.6	Amending Agreement No. 2 dated August 9, 2013 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.6 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.7	Amending Agreement No. 3 dated September 27, 2013 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.7 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.8	Amending Agreement No. 4 dated December 19, 2013 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.8 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.9	Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.9 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibit No.	Description

4.10	Amending Agreement No. 1 dated December 27, 2012 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.10 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.11	Amending Agreement No. 2 dated March 4, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.11 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.12	Novation Agreement No. 5594 dated March 4, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.12 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.13	Amending Agreement No. 3 dated August 9, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.13 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.14	Amending Agreement No. 4 dated September 27, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.14 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.15	Amending Agreement No. 5 dated December 19, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.15 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.16	Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.16 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.17	Novation Agreement No. 8507 dated October 9, 2012 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.17 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.18	Amending Agreement No. 1 dated December 27, 2012 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.18 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibit No.	Description

4.19	Amending Agreement No. 2 dated August 9, 2013 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.19 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.20	Amending Agreement No. 3 dated September 27, 2013 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.20 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.21	Amending Agreement No. 4 dated December 19, 2013 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.21 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.22	Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.22 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.23	Novation Agreement No. 8508 dated October 9, 2012 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.23 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.24	Amending Agreement No. 1 dated December 27, 2012 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.24 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.25	Amending Agreement No. 2 dated August 9, 2013 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.25 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.26	Amending Agreement No. 3 dated September 27, 2013 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.26 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.27	Amending Agreement No. 4 dated December 19, 2013 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.27 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibit No.	Description

4.28	Amendment and Restatement Agreement dated December 4, 2012 made between Southern Kuzbass Coal Company Open Joint Stock Company and the Mandated Lead Arrangers, the Original Lenders, the New Lenders, the Facility Agent, the Security Agent, the Joint & Several Creditor, the Original Special Rate Providers and the Special Rate Agent is incorporated herein by reference to Exhibit 4.28 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.29	Amendment Agreement dated December 3, 2013 made between Southern Kuzbass Coal Company Open Joint Stock Company and the Facility Agent is incorporated herein by reference to Exhibit 4.29 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.30	Amendment and Restatement Agreement dated December 4, 2012 made between OJSHC Yakutugol and the Mandated Lead Arrangers, the Original Lenders, the New Lenders, the Facility Agent, the Security Agent, the Joint & Several Creditor, the Original Special Rate Providers and the Special Rate Agent is incorporated herein by reference to Exhibit 4.30 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.31	Amendment Agreement dated December 3, 2013 made between OJSHC Yakutugol and the Facility Agent is incorporated herein by reference to Exhibit 4.31 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.32	Credit Facility Agreement No. 110100/1400 dated March 12, 2014 between the State Corporation “Bank for Development and Foreign Economic Affairs (Vnesheconombank)” and the Elgaugol OOO (English translation) is incorporated herein by reference to Exhibit 4.32 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.33	Credit Facility Agreement No. 110100/1401 dated March 12, 2014 between the State Corporation “Bank for Development and Foreign Economic Affairs (Vnesheconombank)” and the Elgaugol OOO (English translation) is incorporated herein by reference to Exhibit 4.33 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.34	Amendment Agreement No. 6 dated May 14, 2014 to Facility Agreement No. 2640 dated December 27, 2010 by and between VTB Bank (open joint stock company) and Mechel OAO (English translation) is incorporated herein by reference to Exhibit 4.34 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.35	Amending Agreement No. 5 dated October 31, 2014 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.35 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

4.36	Amending Agreement No. 6 dated October 31, 2014 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.36 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

Exhibit No.	Description

4.37	Amending Agreement No. 5 dated October 31, 2014 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.37 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

4.38	Amending Agreement No. 5 dated October 31, 2014 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.38 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

4.39	Facilities Agreement dated September 15, 2010 made between Chelyabinsk Metallurgical Plant OAO and BNP Paribas S.A.

4.40	Deed of Amendment between Chelyabinsk Metallurgical Plant OAO and BNP Paribas S.A. dated March 6, 2012; Deed of Amendment between Chelyabinsk Metallurgical Plant OAO and BNP Paribas S.A. dated June 21, 2013; Deed of Amendment between Chelyabinsk Metallurgical Plant OAO and BNP Paribas S.A. dated June 21, 2013.

4.41	Additional Agreement No. 7 dated September 9, 2015 to Credit Agreement No. 2640 dated December 27, 2010 between VTB Bank (Public Joint Stock Company) and Mechel Open Joint Stock Company (English translation).

4.42	Amicable Agreement dated December 18, 2015 to Non-Revolving Credit Facility Agreement No. 5593 dated October 9, 2012 and Novation Agreement No. 5593 dated December 5, 2012 between Southern Kuzbass Coal Company OAO and Sberbank PJSC (English translation); Additional Agreement No. 7 dated March 4, 2016 to Non-Revolving Credit Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation).

4.43	Amicable Agreement dated December 18, 2015 to Non-Revolving Credit Facility Agreement No. 5594 dated October 9, 2012 and Novation Agreement No. 5594 dated March 4, 2013 between Southern Kuzbass Coal Company OAO and Sberbank PJSC (English translation); Additional Agreement No. 8 dated March 4, 2016 to Non-Revolving Credit Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation).

4.44	Amicable Agreement dated December 18, 2015 to Non-Revolving Credit Facility Agreement No. 8507 dated October 9, 2012 and Novation Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank PJSC (English translation); Additional Agreement No. 6 dated March 4, 2016 to Non-Revolving Credit Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation).

4.45	Amicable Agreement dated December 18, 2015 to Non-Revolving Credit Facility Agreement No. 8508 dated October 9, 2012 and Novation Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank PJSC (English translation); Additional Agreement No. 6 dated March 4, 2016 to Non-Revolving Credit Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation).

4.46	Additional agreement No. 2 dated August 20, 2015 to Credit Facility Agreement No. 226/12-B dated April 27, 2012 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint Stock Company) (English translation).

4.47	Additional agreement No. 1 dated December 25, 2015 to Additional Agreement No. 2 to Credit Facility Agreement No. 226/12-B dated April 27, 2012 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint Stock Company) (English translation).

Exhibit No.	Description

4.48	Additional agreement No. 2 dated August 20, 2015 to Credit Facility Agreement No. 227/12-B dated April 27, 2012 between Southern Kuzbass Coal Company Open Joint Stock Company and Gazprombank (Joint Stock Company) (English translation).

4.49	Additional agreement No. 1 dated December 24, 2015 to Additional Agreement No. 2 to Credit Facility Agreement No. 227/12-B dated April 27, 2012 between Southern Kuzbass Coal Company Open Joint Stock Company and Gazprombank (Joint Stock Company) (English translation).

4.50	Additional agreement No. 1 dated August 28, 2015 to Credit Facility Agreement No. 84/13-B dated April 26, 2013 between Southern Kuzbass Coal Company Open Joint Stock Company and Gazprombank (Joint Stock Company) (English translation).

4.51	Additional agreement No. 1 dated December 25, 2015 to Additional Agreement No. 1 to Credit Facility Agreement No. 84/13-B dated April 26, 2013 between Southern Kuzbass Coal Company Open Joint Stock Company and Gazprombank (Joint Stock Company) (English translation).

4.52	Additional agreement No. 1 dated August 28, 2015 to Credit Facility Agreement No. 85/13-B dated April 26, 2013 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint Stock Company) (English translation).

4.53	Additional agreement No. 1 dated December 25, 2015 to Additional Agreement No. 1 to Credit Facility Agreement No. 85/13-B dated April 26, 2013 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint Stock Company) (English translation).

4.54	Additional Agreement No. 8 dated March 31, 2016 on amendment of certain terms and conditions of Non-Revolving Credit Facility Agreement No. 5593 dated October 09, 2012 and Additional Agreement No. 7 dated March 04, 2016 to Non-Revolving Credit Facility Agreement No. 5593 dated October 09, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation).

4.55	Additional Agreement No. 9 dated March 31, 2016 on amendment of certain terms and conditions of Non-Revolving Credit Facility Agreement No. 5594 dated October 09, 2012 and Additional Agreement No. 8 dated March 04, 2016 to Non-Revolving Credit Facility Agreement No. 5594 dated October 09, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation).

4.56	Additional Agreement No. 7 dated March 31, 2016 on amendment of certain terms and conditions of Non-Revolving Credit Facility Agreement No. 8507 dated October 09, 2012 and Additional Agreement No. 6 dated March 04, 2016 to Non-Revolving Credit Facility Agreement No. 8507 dated October 09, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation).

4.57	Additional Agreement No. 7 dated March 31, 2016 on amendment of certain terms and conditions of Non-Revolving Credit Facility Agreement No. 8508 dated October 09, 2012 and Additional Agreement No. 6 dated March 04, 2016 to Non-Revolving Credit Facility Agreement No. 8508 dated October 09, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation).

4.58	Amicable Agreement dated April 13, 2016 to Non-Revolving Credit Facility Agreement No. 5593 dated October 9, 2012 and Novation Agreement No. 5593 dated December 5, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation).

4.59	Amicable Agreement dated April 13, 2016 to Non-Revolving Credit Facility Agreement No. 5594 dated October 9, 2012 and Novation Agreement No. 5594 dated March 4, 2013 between Southern Kuzbass PAO and Sberbank PJSC (English translation).

4.60	Amicable Agreement dated April 13, 2016 to Non-Revolving Credit Facility Agreement No. 8507 dated October 9, 2012 and Novation Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation).

Exhibit No.	Description

4.61	Amicable Agreement dated April 13, 2016 to Non-Revolving Credit Facility Agreement No. 8508 dated October 9, 2012 and Novation Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation).

8.1	Subsidiaries of Mechel.

12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

MECHEL PAO

By:	/s/ OLEG V. KORZHOV
Name: Oleg V. Korzhov
Title: Chief Executive Officer

Date: May 13, 2016

Consolidated Financial Statements

for the year ended December 31, 2015

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors

Mechel PAO

We have audited the accompanying consolidated statements of financial position of Mechel PAO, a public joint stock company, and subsidiaries (hereinafter referred to as the “Group”) as of December 31, 2015 and 2014, and as of January 1, 2014, and the related consolidated statements of profit (loss) and other comprehensive income (loss), changes in equity, and cash flows for each of the two years in the period ended December 31, 2015. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2015 and 2014, and as of January 1, 2014, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 4 to the financial statements, the Group has significant debt that it does not have the ability to repay without its refinancing or restructuring, and has not complied with certain covenants of its major loan agreements with banks. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 13, 2016 expressed an adverse opinion thereon.

/s/ Ernst & Young LLC

Moscow, Russia

May 13, 2016

MECHEL PAO

Consolidated statement of financial position as of December 31, 2015

(All amounts are in millions of Russian rubles)

		December 31, 2015	December 31, 2014	January 1, 2014
	Notes
Assets

Current assets
Cash and cash equivalents	12	3,079	3,983	8,979
Trade and other receivables	13	15,981	19,809	22,477
Due from related parties, net of allowance	14	96	138	196
Inventories	15	35,189	36,337	46,629
Income tax receivables		603	578	2,936
Other current financial assets		45	186	360
Other current assets	16	8,127	8,750	7,225

Total current assets		63,120	69,781	88,802

Assets of disposal group classified as held for sale	17	—	8,696	—
Non-current assets
Property, plant and equipment	18, 19	215,844	224,299	226,253
Mineral licenses	20	38,517	40,122	51,727
Non-current financial assets		194	489	543
Investments in associates	8	284	274	251
Deferred tax assets	21	1,492	1,438	517
Goodwill	20	21,378	22,697	22,520
Other non-current assets	16	1,243	1,462	2,481

Total non-current assets		278,952	290,781	304,292

Total assets		342,072	369,258	393,094

Equity and liabilities

Current liabilities
Interest-bearing loans and borrowings, including Interest payable, fines and penalties on overdue amounts of RUB 47,475 million, RUB 14,615 million and RUB 2,052 million as of December 31, 2015, 2014 and January 1, 2014	11.1	491,674	386,518	267,078
Trade and other payables	22	54,524	61,493	51,973
Advances received		3,492	4,286	4,290
Due to related parties	14	78	44	1,024
Provisions	23	2,532	2,130	1,531
Pension obligations	24	1,120	1,072	877
Finance lease liabilities	29	13,507	15,213	10,809
Income tax payable		5,549	3,033	3,173
Tax payable other than income tax	25	8,034	9,647	7,440
Other current liabilities		26	36	29

Total current liabilities		580,536	483,472	348,224

Liabilities of disposal group classified as held for sale	17	—	8,607	—
Non-current liabilities
Interest-bearing loans and borrowings	11.1	4,308	9,346	25,251
Provisions	23	3,439	2,998	4,303
Pension obligations	24	3,746	3,445	4,903
Finance lease liabilities	29	481	146	2,973
Deferred tax liabilities	21	11,090	3,053	17,475
Other non-current liabilities		189	1,157	3,453
Income tax payable		137	3,447	—

Total non-current liabilities		23,390	23,592	58,358

Total liabilities		603,926	515,671	406,582

Equity
Common shares	26	4,163	4,163	4,163
Preferred shares	26	833	833	833
Additional paid-in capital	26	28,322	25,592	25,591
Accumulated other comprehensive income (loss)		445	1,018	(11)
Accumulated deficit		(301,565)	(186,272)	(53,564)

Equity attributable to equity shareholders of Mechel PAO		(267,802)	(154,666)	(22,988)

Non-controlling interests	6,7	5,948	8,253	9,500

Total equity		(261,854)	(146,413)	(13,488)

Total equity and liabilities		342,072	369,258	393,094

See accompanying notes to the consolidated financial statements.

MECHEL PAO

Consolidated statement of profit (loss) and other comprehensive income (loss) for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless shares numbers)

		Year ended December 31, 2015	Year ended December 31, 2014
	Notes
Continuing operations
Revenue	28	253,141	243,992
Cost of goods sold		(151,334)	(153,057)

Gross profit	28	101,807	90,935

Selling and distribution expenses		(51,117)	(55,661)
Loss on write-off of property, plant and equipment		(691)	(661)
Impairment of goodwill and other non-current assets	19	(1,460)	(7,996)
Allowance for doubtful accounts	13	(1,464)	(3,671)
Taxes other than income taxes		(5,853)	(6,469)
Allowance for amounts due from related parties	14	(43)	(126)
Administrative and other operating expenses	27.1	(17,300)	(16,315)
Other operating income	27.3	189	851

Total selling, distribution and operating expenses, net		(77,739)	(90,048)

Operating profit		24,068	887

Finance income	27.4	183	107
Finance costs	27.5	(60,452)	(28,110)
Foreign exchange gain (loss), net		(71,106)	(103,176)
Share of profit of associates	8	—	7
Other income	27.6	526	684
Other expenses	27.6	(347)	(1,486)

Total other income and (expense), net		(131,196)	(131,974)

Loss before tax from continuing operations		(107,128)	(131,087)

Income tax (expense) benefit	21	(8,322)	8,822

Loss for the year from continuing operations		(115,450)	(122,265)

Discontinued operations
Profit (loss) after tax for the year from discontinued operations, net	17	822	(11,702)

Loss for the year		(114,628)	(133,967)

Attributable to:
Equity holders of the parent		(115,163)	(132,704)
Non-controlling interests		535	(1,263)

See accompanying notes to the consolidated financial statements.

MECHEL PAO

Consolidated statement of profit (loss) and other comprehensive income (loss) for the year ended December 31, 2015

(All amounts are in millions of Russian rubles)

		Year ended December 31, 2015	Year ended December 31, 2014
	Notes
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods, net of income tax:		295	1,170
Exchange differences on translation of foreign operations		287	1,168
Net gain on available for sale financial assets		8	2

Other comprehensive loss not to be reclassified to profit or loss in subsequent periods, net of income tax:		(194)	(127)
Re-measurement losses on defined benefit plans	24	(194)	(127)
Other comprehensive income for the year, net of tax		101	1,043

Total comprehensive loss for the year, net of tax		(114,527)	(132,924)

Attributable to:

Equity holders of the parent		(115,064)	(131,675)
Non-controlling interests		537	(1,249)
Earnings (Loss) per share

Weighted average number of common shares	26	416,270,745	416,270,745
Basic and diluted, loss for the year attributable to ordinary equity holders of the parent	26	(276.65)	(318.79)
Loss per share from continuing operations (Russian rubles per share) — basic and diluted	26	(278.44)	(289.96)
Earnings (loss) per share from discontinued operations (Russian rubles per share)	26	1.79	(28.83)

See accompanying notes to the consolidated financial statement

MECHEL PAO

Consolidated statement of changes in equity for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless shares numbers)

		Attributable to equity holders of the parent
		Common shares		Preferred shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Equity attributable to shareholders of Mechel PAO	Non- controlling interest	Total equity
	Notes	Shares Quantity	Amount	Shares Quantity	Amount
As of January 1, 2014		416,270,745	4,163	83,254,149	833	25,591	(53,564)	(11)	(22,988)	9,500	(13,488)

Loss for the period		—	—	—	—	—	(132,704)	—	(132,704)	(1,263)	(133,967)

Other comprehensive income (loss)

Net gain on available for sale financial assets		—	—	—	—	—	—	2	2	—	2
Re-measurement losses on defined benefit plans	24	—	—	—	—	—	—	(141)	(141)	14	(127)
Exchange differences on translation of foreign operations		—	—	—	—	—	—	1,168	1,168	—	1,168
Total comprehensive (loss) income		—	—	—	—	—	(132,704)	1,029	(131,675)	(1,249)	(132,924)

Dividends declared to shareholders of Mechel PAO	26	—	—	—	—	—	(4)	—	(4)	—	(4)
Dividends declared to non-controlling interest	26	—	—	—	—	—	—	—	—	(2)	(2)
Disposal of non-controlling interest	6	—	—	—	—	1	—	—	1	4	5

As of December 31, 2014		416,270,745	4,163	83,254,149	833	25,592	(186,272)	1,018	(154,666)	8,253	(146,413)

See accompanying notes to the consolidated financial statements.

MECHEL PAO

Consolidated statement of changes in equity for the year ended December 31, 2015 (continued)

(All amounts are in millions of Russian rubles, unless shares numbers)

		Attributable to equity holders of the parent
		Common shares		Preferred shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Equity attributable to shareholders of Mechel PAO	Non- controlling interest	Total equity
	Notes	Shares Quantity	Amount	Shares Quantity	Amount
As of January 1, 2015		416,270,745	4,163	83,254,149	833	25,592	(186,272)	1,018	(154,666)	8,253	(146,413)

(Loss) profit for the period		—	—	—	—	—	(115,163)	—	(115,163)	535	(114,628)

Other comprehensive income (loss)

Net gain on available for sale financial assets		—	—	—	—	—	—	8	8	—	8
Re-measurement losses on defined benefit plans	24	—	—	—	—	—	—	(196)	(196)	2	(194)
Exchange differences on translation of foreign operations		—	—	—	—	—	—	287	287	—	287
Total comprehensive (loss) income for the year		—	—	—	—	—	(115,163)	99	(115,064)	537	(114,527)

Transfer of cumulative translation adjustment due to disposal of discontinued operations	17	—	—	—	—	—	—	(798)	(798)	—	(798)
Transfer of actuarial gains (losses) due to disposal of discontinued operations	17	—	—	—	—	—	(126)	126	—	—	—

Dividends declared to shareholders of Mechel PAO	26	—	—	—	—	—	(4)	—	(4)	—	(4)
Dividends declared to non-controlling interest	26	—	—	—	—	—	—	—	—	—	—
Acquisition of non-controlling interest	6,26	—	—	—	—	2,730	—	—	2,730	(2,842)	(112)

As of December 31, 2015		416,270,745	4,163	83,254,149	833	28,322	(301,565)	445	(267,802)	5,948	(261,854)

See accompanying notes to the consolidated financial statements.

MECHEL PAO

Consolidated Statement of cash flows for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Consolidated Statement of Cash Flows

		Year ended December 31,
	Notes	2015	2014
Cash Flows from Operating Activities
Net loss		(114,628)	(133,967)
(Profit) loss from discontinuing operations, net of income tax		(822)	11,702
Net loss from continuing operations		(115,450)	(122,265)

Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities:
Depreciation		12,397	12,639
Depletion and amortization		1,688	1,790
Foreign exchange loss		71,106	103,176
Deferred income taxes	21	7,946	(15,525)
Allowance for doubtful accounts	13	1,464	3,671
Allowance for amounts due from related parties	14	43	126
Write-off of accounts receivable	27.1	247	185
Write-off of taxes receivable		—	1,605
Write-offs of inventories to net realisable value	15	1,003	394
Revision in estimated cash flows of rehabilitation provision	27.3	(47)	(236)
Loss on write-off of property, plant and equipment	27.1	691	661
Impairment of goodwill and non-current assets	19	1,460	7,996
Loss on sale of property, plant and equipment		102	85
Gain on sale of investments	27.6	—	(483)
Gain on accounts payable with expired legal term	27.6	(222)	(37)
Pension benefit plan curtailment gain	27.3	(142)	(58)
Pension service cost and actuarial loss, other expenses	24	192	52
Finance income	27.4	(183)	(107)
Finance costs	27.5	60,452	28,110
Other		480	1,492

Changes in working capital items:
Trade and other receivables		4,719	2,089
Inventories		1,873	14,565
Trade and other payables		(7,972)	(1,640)
Advances received		(664)	62
Taxes payable and other current liabilities		(1,465)	8,771
Settlements with related parties		(275)	(29)
Other current assets		997	(822)
Interest received		25	22
Interest paid		(28,910)	(14,963)
Income taxes paid		(1,437)	(2,509)
Net operating cash flows of discontinued operations		(136)	(745)

Net cash provided by operating activities		9,982	28,072

continued on next page

MECHEL PAO

Consolidated Statement of cash flows for the year ended December 31, 2015 (continued)

(All amounts are in millions of Russian rubles, unless stated otherwise)

		Year ended December 31,
	Notes	2015	2014
continued from previous page
Cash Flows from Investing Activities
Monthly installments for acquisition of DEMP		(4,819)	(3,223)
Proceeds from disposal of securities		143	538
Loans issued and other investments		(6)	(36)
Proceeds from disposal of Bluestone		101	—
Proceeds from disposal of subsidiaries		76	632
Purchases avaliable for sale securities		—	(113)
Proceeds from loans issued		15	151
Proceeds from disposals of property, plant and equipment		405	830
Purchases of property, plant and equipment		(5,076)	(11,365)
Purchases of mineral licenses and other related payments		(71)	—
Interest paid, capitalized		(830)	(5,141)
Net investing cash flows of discontinued operations		—	(12)

Net cash used in investing activities		(10,062)	(17,739)

Cash Flows from Financing Activities
Proceeds from borrowings		13,875	64,469
Repayment of borrowings		(11,896)	(77,761)
Dividends paid		(4)	(4)
Dividends paid to noncontrolling interest		(1)	(6)
Acquisition of noncontrolling interest in subsidiaries		(1)	(1,425)
Repayment of obligations under finance lease		(2,677)	(1,863)
Sale leaseback proceeds		—	675
Net financing cash flows of discontinued operations		—	(105)

Net cash used in financing activities		(704)	(16,020)

Effect of exchange rate changes on cash and cash equivalents		331	901

Net decrease in cash and cash equivalents		(453)	(4,786)
Cash and cash equivalents at beginning of period		1,344	6,130

Cash and cash equivalents at end of period		891	1,344

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Notes to the consolidated financial statements

1.	Corporate information

(a)	Information

Mechel PAO (“Mechel”, formerly — Mechel OAO and Mechel Steel Group OAO) was incorporated on March 19, 2003, under the laws of the Russian Federation in connection with a reorganization to serve as a holding company for various steel and mining companies owned by two individual shareholders (the “Controlling Shareholders”). The Controlling Shareholders, directly or through their associates, either acquired existing companies or established new companies, at varying dates from 1995 through March 19, 2003, which were contributed to Mechel after its formation. The formation of Mechel and contribution of the subsidiaries’ shares into Mechel’s capital represents a reorganization of entities under common control, and accordingly, has been accounted for in a manner similar to a pooling for the periods presented. During 2006, one of the Controlling Shareholders sold all his Mechel’s stock to the other Controlling Shareholder, Igor Zyuzin, the ultimate controlling party. In accordance with the changes in the Civil Code of the Russian Federation Mechel has the registered changes in its Charter on March 17, 2016 and changed its corporate name from Mechel OAO to Mechel PAO. The registered office is located at Krasnoarmeyskaya St. 1, Moscow 125167, Russian Federation. Mechel and its subsidiaries are collectively referred to herein as the “Group”. Set forth below is a summary of the Group’s primary subsidiaries:

Name of subsidiary	Registered in	Core business	Date control acquired / date of incorporation (*)	Interest in voting stock held by the Group at December 31, 2015

Southern Kuzbass Coal Company (SKCC)	Russia	Coal mining	Jan 21, 1999	96.6%
Chelyabinsk Metallurgical Plant (CMP)	Russia	Steel products	Dec 27, 2001	94.2%
Vyartsilya Metal Products Plant (VMPP)	Russia	Steel products	May 24, 2002	93.3%
Beloretsk Metallurgical Plant (BMP)	Russia	Steel products	June 14, 2002	91.5%
Ural Stampings Plant (USP)	Russia	Steel products	April 24, 2003	93.8%
Korshunov Mining Plant (KMP)	Russia	Iron ore mining	Oct 16, 2003	90.0%
Mechel Nemunas (MN)	Lithuania	Steel products	Oct 15, 2003	100.0%
Mechel Energo	Russia	Power generation and sales	Feb 3, 2004	100.0%
Port Posiet	Russia	Transshipment	Feb 11, 2004	97.5%
Izhstal	Russia	Steel products	May 14, 2004	90.0%
Port Kambarka	Russia	Transshipment	April 27, 2005	90.4%
Mechel Service	Russia	Trading	May 5, 2005	100.0%
Mechel Trading	Switzerland	Trading	Dec 20, 2005	100.0%
Mechel Coke	Russia	Coke production	June 8, 2006	100.0%
Moscow Coke and Gas Plant (Moskoks)	Russia	Coke production	Oct 4, 2006	99.5%

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Name of subsidiary	Registered in	Core business	Date control acquired / date of incorporation (*)	Interest in voting stock held by the Group at December 31, 2015

Southern Kuzbass Power Plant (SKPP)	Russia	Power generation	April 19, 2007	98.3%
Kuzbass Power Sales Company (KPSC)	Russia	Power distribution	June 30, 2007	72.1%
Bratsk Ferroalloy Plant (BFP)	Russia	Ferroalloy production	Aug 6, 2007	100.0%
Yakutugol	Russia	Coal mining	Oct 19, 2007	100.0%
Port Temryuk	Russia	Transshipment	March 13, 2008	100.0%
Mechel-Carbon	Switzerland	Trading	April 2, 2008	100.0%
HBL Holding GmbH (HBL)	Germany	Trading	Sept 26, 2008	100.0%
Cognor Stahlhandel GmBH including its subsidiaries (Cognor)	Austria	Trading	Sep 25, 2012	100.0%
Elgaugol	Russia	Coal mining	Aug 14, 2013	99.9%

*	Date, when a control interest was acquired or a new company established.

Business

The Group operates in three business segments: steel (comprising steel and steel products), mining (comprising coal, iron ore and coke) and power (comprising electricity and heat power), and conducts operations in Russia, Ukraine, Kazakhstan and Europe. The Group sells its products within Russia and foreign markets. Through acquisitions, the Group has added various businesses to explore new opportunities and build an integrated steel, mining, ferroalloy and power group. The Group operates in a highly competitive and cyclical industry; any local or global downturn in the industries may have an adverse effect on the Group’s results of operations and financial condition. While the Group will utilize funds from operations, it expects to continue to rely on debt markets and other financing sources for its capital needs. As discussed in Notes 4 and 5, management believes that the Group will secure adequate financing.

2.	Basis of preparation of the consolidated financial statements

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for specific financial assets and liabilities that have been measured at fair value and certain exemptions applied by the Group under IFRS 1 First-time Adoption of International Financial Reporting Standards (Note 9).

Russian associates and subsidiaries of the Group maintain their books and records in Russian rubles and prepare accounting reports in accordance with the accounting principles and practices mandated by Russian Accounting Standards (RAS). Foreign subsidiaries and associates maintain their books and records in different foreign functional currencies and prepare accounting reports in accordance with generally accepted accounting

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

principles (GAAP) in various jurisdictions. The financial statements and accounting reports for the Group and its subsidiaries and associates for the purposes of preparation of the consolidated financial statements in accordance with IFRS have been translated and adjusted on the basis of the respective standalone RAS or other GAAP financial statements.

The accompanying consolidated financial statements differ from the financial statements issued for the RAS and other GAAP purposes in that they reflect certain adjustments, not recorded in the statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with IFRS. The principal adjustments relate to: (1) purchase accounting; (2) recognition of interest expense and certain operating expenses; (3) valuation and depreciation of property, plant and equipment and mineral licenses; (4) defined benefit plans; (5) foreign currency translation; (6) deferred income taxes; (7) accounting for tax penalties, uncertainties and contingencies, (8) revenue recognition; (9) valuation allowances for unrecoverable assets, and (10) recording investments at fair value.

For all periods up to and including the year ended December 31, 2014, the Group prepared its financial statements in accordance with generally accepted accounting principles in U.S. GAAP. The accompanying consolidated financial statements for the year ended December 31, 2015 are the first the Group has prepared in accordance with IFRS. Refer to Note 9 for information on how the Group adopted IFRS.

The consolidated financial statements are presented in millions of Russian rubles, except when otherwise indicated.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Group and its subsidiaries as of December 31, 2015. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

•	power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee)

•	exposure, or rights, to variable returns from its involvement with the investee

•	the ability to use its power over the investee to affect its returns.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (loss) (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

If the Group loses control over a subsidiary, it derecognises the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognised in the statement of profit (loss) and other comprehensive income (loss). Any investment retained is recognised at fair value.

3.	Summary of significant accounting policies

(a)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with the changes in fair value recognised in the statement of profit (loss) and other comprehensive income (loss).

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests) and any previous interest held over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in the statement of profit (loss) and other comprehensive income (loss).

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

(b)	Investments in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries.

The Group’s investments in its associate are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Group’s share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately.

The statement of profit (loss) and other comprehensive income (loss) reflects the Group’s share of the results of operations of the associate. Any change in OCI of those investees is presented as part of the Group’s OCI. In addition, when there has been a change recognised directly in the equity of the associate, the Group recognises its share of any changes, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The aggregate of the Group’s share of profit or loss of an associate is shown on the face of the statement of profit (loss) and other comprehensive income (loss) outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate.

The financial statements of the associate are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognise an impairment loss on its investment in its associate. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognises the loss as ‘Share of profit of an associate’ in the consolidated statement of comprehensive income (loss).

Upon loss of significant influence over the associate, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognised in in the consolidated statement of comprehensive income (loss).

(c)	Current versus non-current classification

The Group presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when it is:

•	Expected to be realised or intended to be sold or consumed in the normal operating cycle

•	Held primarily for the purpose of trading

•	Expected to be realised within twelve months after the reporting period

Or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle

•	It is held primarily for the purpose of trading

•	It is due to be settled within twelve months after the reporting period

Or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as non-current assets and liabilities.

(d)	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability

Or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognised in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

(e)	Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured, regardless of when the payment is received. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding discounts, rebates, and sales taxes or duty.

Revenues are inflows from sales of goods that constitute ongoing major operations of the Group and are reported as such in the statement of profit (loss) and other comprehensive income (loss). Inflows from incidental and peripheral operations are considered gains and are included, net of related costs, in other income in the consolidated statement of profit (loss) and other comprehensive income (loss).

The following criteria are also applicable to other specific revenue transactions:

Sales of goods

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, associated sales taxes (VAT) and export duties.

Principal vs agent arrangements

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

Shipping and handling costs

The Group classifies all amounts billed to customers in a sale transaction and related to shipping and handling as part of sales revenue and all related shipping and handling costs as selling and distribution expenses when the Group is acting as a principal in accordance with the requirements of IAS 18 Revenue.

Sales of power

In the Power segment (Note 28), revenue is recognised based on unit of power measure (kilowatts) delivered to customers, since at that point revenue recognition criteria are met. The billings are usually done on a monthly basis, several days after each month end.

Interest income

For all financial instruments measured at amortised cost interest income is recorded using the effective interest rate (EIR). The EIR is the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Interest income is included in finance income in the statement of profit (loss) and other comprehensive income (loss).

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

(f)	Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

Uncertain tax positions

The Group’s policy is to comply fully with the applicable tax regulations in the jurisdictions in which its operations are subject to income taxes. The Group’s estimates of current income tax expense and liabilities are calculated assuming that all tax computations filed by the Group’s subsidiaries will be subject to a review or audit by the relevant tax authorities. The Group and the relevant tax authorities may have different interpretations of how regulations should be applied to actual transactions. Such uncertain tax positions are accounted for in accordance with IAS 12 Income Taxes and IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The Group applies single most likely outcome method of uncertain tax positions estimation.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

•	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:

•	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

•	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are re-assessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognised outside profit or loss is recognised in correlation to the underlying transaction either in OCI or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognised subsequently if new information about facts and circumstances change. The adjustment is either treated as a reduction in goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or recognised in profit or loss.

(g)	Foreign currencies

The Group’s consolidated financial statements are presented in Russian rubles, which is also the parent company’s functional currency. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currencies of the main Russian, European, Ukrainian and Kazakh subsidiaries of the Group are the Russian ruble, Euro, the Ukrainian hryvnia and the Kazakh tenge, respectively. The U.S. dollar is the functional currency of the other main international operations of the Group. The Group uses the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

(i)	Transactions and balances

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognised in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The following table presents the exchange rates for the functional and operating currencies at various subsidiaries, other than the presentation currency:

	Rates at			Average exchange rates* for the years ended
	December, 31		January, 1	December, 31
Currency	2015	2014	2014	2015	2014
U.S. dollar	72.88	56.26	32.73	60.96	38.42
Euro	79.70	68.34	44.97	67.78	50.82
Ukrainian hryvnia	3.05	3.56	3.97	2.83	3.25
Kazakh tenge	0.22	0.31	0.21	0.28	0.21

(*)	Exchange rates shown in Russian rubles for one local currency unit.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

The majority of the balances and operations not already denominated in the presentation currency were denominated in the U.S. dollar and Euro. The Russian ruble is not a convertible currency outside the territory of Russia. Official exchange rates are determined daily by the Central Bank of Russia (“CBR”) and are generally considered to be a reasonable approximation of market rates.

(ii)	Group companies

On consolidation, the assets and liabilities of foreign operations are translated into rubles at the rate of exchange prevailing at the reporting date and their statements of profit (loss) and other comprehensive income (loss) are translated at the weighted average exchange rate for the period. The exchange differences arising on translation for consolidation are recognised in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognised in profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at the reporting date.

(h)	Non-current assets held for sale and discontinued operations

The Group classifies non-current assets (or disposal group) as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Such non-current assets (or disposal group) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups). For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group), and an active program to locate a buyer and complete the plan must have been initiated.

Property, plant and equipment and intangible assets are not depreciated or amortised once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

A disposal group qualifies as discontinued operation if it is a component of an entity that either has been disposed of, or is classified as held for sale, and:

•	Represents a separate major line of business or geographical area of operations

•	Is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations

Or

•	Is a subsidiary acquired exclusively with a view to resale.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit (loss) and other comprehensive income (loss).

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Additional disclosures are provided in Note 17. All other notes to the financial statements include amounts for continuing operations, unless otherwise mentioned.

(i)	Mineral licenses

Mineral licenses acquired separately are measured on initial recognition at cost. The cost of mineral licenses acquired in a business combination is their fair value at the date of acquisition. Mineral licenses are amortized under a unit of production basis over proven and probable reserves of the relevant area.

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

The Group established a policy, according to which internal mining engineers review proven and probable reserves annually. This policy does not change the Group’s approach to the measurement of proven and probable reserves as of their acquisition dates as part of business combinations that involve independent mining engineers. The Group’s proven and probable reserve estimates as of the reporting date were made by internal mining engineers and the majority of the assumptions underlying these estimates had been previously reviewed and verified by independent mining engineers.

(j)	Property, plant and equipment

Property, plant and equipment and construction in progress are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the rehabilitation provision, and, for qualifying assets (where relevant), borrowing costs and other costs incurred in connection with the borrowings. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

When significant parts of property, plant and equipment are required to be replaced at intervals, the Group depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognised in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. Where a separately depreciated asset, or part of an asset, is replaced, the expenditure is capitalised. Where part of the asset was not separately considered as a component and therefore not depreciated separately, the replacement value is used to estimate the carrying amount of the replaced asset(s) which is immediately written off. All other repair and maintenance costs are recognised in the statement of profit (loss) and other comprehensive income (loss) as incurred.

The capitalised value of a finance lease is also included in property, plant and equipment. The present value of the expected cost for the rehabilitation of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.

Inventories planned to be used for construction and spare parts with useful lives over one year are recorded within property, plant and equipment.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Mining assets and processing plant and equipment

Mining assets and processing plant and equipment are those assets, including construction in progress, which are intended to be used only for the needs of a certain mine or field, and upon full extraction exhausting of the reserves of such mine or the field, these assets cannot be further used for any other purpose without a capital reconstruction.

Items of production mines are stated at cost, less accumulated depletion and accumulated impairment losses, if any.

Costs of developing new underground mines are capitalized. Underground development costs, which are costs incurred to make the mineral physically accessible, include costs to prepare property for shafts, driving main entries for ventilation, haulage, personnel, construction of airshafts, roof protection and other facilities. Additionally, interest expense subject to allocation to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of identified proven and probable reserves. Once the legal right to explore has been acquired, exploration and evaluation expenditure is charged to profit or loss as incurred, unless the Group concludes that a future economic benefit is more likely than not to be realized.

Stripping costs incurred in the development phase of a mine, before the production phase commences, are capitalized as part of cost of constructing the mine. The capitalization of development stripping costs ceases when the mine is commissioned and ready for use as intended by management. Stripping cots undertaken during the production phase of mine are charged to profit and loss as cost of goods sold as incurred.

When mining assets and processing plant and equipment are placed in production, the applicable capitalized costs, including mine development costs, are depleted using the unit-of-production method at the ratio of tonnes of mineral mined or processed to the estimated proven and probable mineral reserves that are expected to be mined during the estimated lives of the mines. The unit-of-production method is used for the underground mine development structure costs as their useful lives coincide with the estimated lives of mines, provided that all repairs and maintenance are timely carried out.

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

Other property, plant and equipment

Capitalized production costs for internally developed assets include material, direct labor costs, and allocated material and manufacturing overhead costs. When construction activities are performed over an extended period, borrowing costs incurred in connection with the borrowing of funds are capitalized. Construction-in-progress and equipment held for installation are not depreciated until the constructed or installed asset is substantially ready for its intended use.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Property, plant and equipment (apart from railway of the Elga coal deposit) are depreciated using the straight-line method. Upon sale or retirement, the acquisition or production cost and related accumulated depreciation are removed from the consolidated statement of financial position and any gain or loss is included in the statement of profit (loss) and comprehensive income (loss).

The following useful lives are used as a basis for calculating depreciation:

Category of asset	Useful economic lives estimates, years
Buildings and constructions	5-85
Operating machinery and equipment	2-30
Transportation vehicles	2-25
Other equipment	2-15

(k)	Leases

The determination of whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Group is classified as a finance lease.

Finance leases are capitalised at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in finance costs in the statement of profit (loss) and other comprehensive income (loss).

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

An operating lease is a lease other than a finance lease. Operating lease payments are recognised as an operating expense in the statement of profit (loss) and other comprehensive income (loss)on a straight-line basis over the lease term.

(l)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale (a qualifying asset) are capitalised as part of the cost of the respective asset. Borrowing costs consist of interest including exchange differences arising from foreign currency borrowings and other costs that an entity incurs in connection with the borrowing of funds.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Where funds are borrowed specifically to finance a project, the amount capitalised represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the period.

According to IAS 23 Borrowing Costs, borrowing costs may include exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs. Foreign exchange differences on borrowings directly attributable to the acquisition, construction or production of a qualifying asset are considered by the Group to be eligible for capitalization in the amount of difference between actual amount of interest costs and potential amount of interest costs calculated using a weighted average of rates applicable to ruble-nominated borrowings of the Group during the period. All other borrowing costs are recognised in the statement of profit (loss) and other comprehensive income (loss)in the period in which they are incurred.

(m)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and accumulated impairment losses.

Intangible assets with determinable useful lives are amortized using the straight-line method over their estimated period of benefit, ranging from two to sixteen years.

(n)	Financial instruments — initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale (AFS) financial assets, or as derivatives. All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognised on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at fair value through profit or loss

•	Loans and receivables

•	Held-to-maturity investments

•	AFS financial assets.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value presented as finance costs (negative net changes in fair value) or finance income (positive net changes in fair value) in the statement of profit (loss) and other comprehensive income (loss).

Loans and receivables

This category is the most relevant to the Group. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest rate (EIR) method, less impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in finance income in the statement of profit (loss) and other comprehensive income (loss). The losses arising from impairment are recognised in the statement of profit (loss) and other comprehensive income (loss) in finance costs for loans and in other operating expenses for receivables.

This category generally applies to trade and other receivables. For more information on receivables, refer to Note 13.

AFS financial assets

AFS financial assets include equity investments and debt securities. Equity investments classified as AFS are those that are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions.

After initial measurement, AFS financial assets are subsequently measured at fair value with unrealised gains or losses recognised in OCI and credited in the AFS reserve until the investment is derecognised, at which time, the cumulative gain or loss is recognised in other operating income, or the investment is determined to be impaired, when the cumulative loss is reclassified from the AFS reserve to the statement of profit (loss) and other comprehensive income (loss) in finance costs. Interest earned whilst holding AFS financial assets is reported as interest income using the EIR method.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statement of financial position) when:

•	The rights to receive cash flows from the asset have expired

Or

•	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

• Financial assets	Note 11

• Trade and other receivables	Note 13.

The Group assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred ‘loss event’), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortised cost

For financial assets carried at amortised cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

(ii)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, loans and borrowings including bank overdrafts, financial guarantee contracts and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. Gains or losses on liabilities held for trading are recognised in the statement of profit (loss) and other comprehensive income (loss).

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IAS 39 Financial Instruments Recognition and Measurement are satisfied.

Loans and borrowings

This is the category most relevant to the Group. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit (loss) and other comprehensive income (loss). This category generally applies to interest-bearing loans and borrowings (Note 11).

Financial guarantee contracts

Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. Financial guarantee contracts are recognised initially as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognised less cumulative amortisation.

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the statement of profit (loss) and other comprehensive income (loss).

(o)	Derivative financial instruments

The Group uses derivative financial instruments, such as cross currency swap and cross currency option. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeazured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

For the years ended December 31, 2015, 2014 and as of January 1, 2014, the Group did not have any derivatives designated as hedging instruments.

(p)	Inventories

Inventories are measured at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

The cost of inventories is determined under the weighted average cost method, and includes all costs in bringing the inventory to its present location and condition. The elements of costs include direct material, labor and allocable material and manufacturing overhead.

Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and allocation of fixed and variable production overheads. Raw materials are valued at a purchase cost inclusive of freight and other shipping costs.

Coal and iron ore inventory costs include direct labor, supplies, depreciation of equipment, depletion of mining assets and amortization of licenses to use mineral reserves, mine operating overheads and other related costs. Operating overheads are charged to expenses in the periods when the production is temporarily paused or abnormally low.

(q)	Impairment of non-current assets

Further disclosures relating to impairment of non-current assets are also provided in the following notes:

• Intangible assets	Note 20

• Impairment of goodwill and other non-current assets	Note 19

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The Group’s CGUs represent single entities with one component of business in each case. As of December 31, 2015, the Group had the following number of CGUs by segments for impairment testing purposes: Steel — 9, Mining — 7 and Power — 2.

In assessing value in use, the Group uses assumptions that include estimates regarding the discount rates, growth rates and expected changes in selling prices, sales volumes and operating costs, as well as capital expenditures and working capital requirements during the forecasted period. The estimated future cash flows expected to be generated by the asset, when the quoted market prices are not available, are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The growth rates are based on the Group’s growth forecasts, which are largely in line with industry trends. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market. In determining fair value less costs of disposal, recent market transactions are taken into account.

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

For CGUs involved in mining activity future cash flows include estimates of recoverable minerals that will be obtained from proven and probable reserves, mineral prices (considering current and historical prices, price trends and other related factors), production levels, capital and reclamation costs, all based on the life of mine models prepared by the Groups engineers.

Impairment losses of continuing operations are recognised in the statement of profit (loss) and other comprehensive income (loss) in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the statement of profit (loss) and other comprehensive income (loss) unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

Goodwill is tested for impairment annually as of December 31, and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognised. Impairment losses relating to goodwill cannot be reversed in future periods.

(r)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management.

(s)	Provisions

General

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation including legal or tax proceedings’ obligations and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the statement of profit (loss) and other comprehensive income (loss).

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Rehabilitation provision

Mine rehabilitation costs will be incurred by the Group either while operating, or at the end of the operating life of the Group’s facilities and mine properties. The Group assesses its mine rehabilitation provision at each reporting date. The Group recognises a rehabilitation provision where it has a legal and constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. The nature of these restoration activities includes: dismantling and removing structures; rehabilitating mines and tailings dams; dismantling operating facilities; closing plant and waste sites; and restoring, reclaiming and revegetating affected areas.

The obligation generally arises when the asset is installed or the ground/environment is disturbed at the mining operation’s location. When the liability is initially recognised, the present value of the estimated costs is capitalised by increasing the carrying amount of the related mining assets to the extent that it was incurred as a result of the development/construction of the mine.

Changes in the estimated timing of rehabilitation or changes to the estimated future costs are dealt with prospectively by recognising an adjustment to the rehabilitation provision and a corresponding adjustment to the asset to which it relates, if the initial estimate was originally recognised as part of an asset measured in accordance with IAS 16 Property, Plant and Equipment.

Any reduction in the rehabilitation provision and, therefore, any deduction from the asset to which it relates, may not exceed the carrying amount of that asset. If it does, any excess over the carrying value is taken immediately to the statement of profit (loss) and other comprehensive income (loss).

Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. The periodic unwinding of the discount is recognised in the statement of profit (loss) and other comprehensive income (loss) as part of finance costs.

For closed sites, changes to estimated costs are recognised immediately in the statement of profit (loss) and other comprehensive income (loss).

Environmental expenditures and liabilities

Environmental expenditures that relate to current or future revenues are expensed or capitalised as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future earnings are expensed. Liabilities for environmental costs are recognised when a clean-up is probable and the associated costs can be reliably estimated. Generally, the timing of recognition of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites. The amount recognised is the best estimate of the expenditure required. Where the liability will not be settled for a number of years, the amount recognised is the present value of the estimated future expenditure.

(t)	Pensions and other post-employment benefits

Defined benefit pension and other post-retirement plans

The Group has a number of defined benefit pension plans that cover the majority of production employees. Benefits under these plans are primarily based upon years of service and average earnings. The Group accounts

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

for the cost of defined benefit plans using the projected unit credit method. Under this method, the cost of providing pensions is charged to the statement of profit (loss) and other comprehensive income (loss), so as to attribute the total pension cost over the service lives of employees in accordance with the benefit formula of the plan.

The Group’s obligation in respect of defined retirement benefit plans is calculated separately for each defined benefit plan by discounting the amounts of future benefits that employees have already earned through their service in the current and prior periods. The discount rate applied represents the yield at the year end on highly rated long-term bonds.

Where there is a change in actuarial assumptions, the resulting actuarial gains and losses are recognised directly in the statement of comprehensive income.

For unfunded plans, the Group recognizes a pension liability, which is equal to the projected benefit obligation. For funded plans, the Group offsets the fair value of the plan assets with the projected benefit obligations and recognizes the net amount of pension liability. The market value of plan assets is measured at each reporting date.

State pension fund

The Group’s Russian subsidiaries are legally obligated to make defined contributions to the Russian Pension Fund, managed by the Russian Federation Social Security (a defined contribution plan financed on a pay-as-you-go basis). The Group’s contributions to the Russian Pension Fund relating to defined contribution plans are charged to income in the year, to which they relate.

(u)	Significant accounting judgments, estimates and assumptions

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported carrying amounts of assets and liabilities, and disclosure of contingent assets and liabilities as of the date of the financial statements, and the amounts of revenues and expenses recognised during the reporting period. Estimates and assumptions are continually evaluated and are based on the Group’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from those estimates. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, which have the most significant effect on the amount recognised in the consolidated financial statements.

Abandoned Activity

As of January 1, 2014, Southern Urals Nickel Plant (“SUNP”) was recognised as abandoned activity according to a decision to close SUNP without sale. In July 2013, the Group received an approval from the governmental authorities to abandon the industrial complex. The closure of SUNP is aligned with the revised strategy aimed at restructuring the Group’s assets and development of its core businesses. As of December 31,

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

2015, the works related to closure of the plant are ongoing (Note 17); therefore the Group excluded the results of SUNP from the continuing operations and reported them as discontinued operations for the year ended December 31, 2015 and prior periods.

Capitalization of Interest Related to the Elga Coal Deposit and Railway Construction

In 2013 and 2014, Elgaugol OOO (“Elgaugol”) and the Russian State Corporation “Bank for Development and Foreign Economic Affairs” (“VEB”) signed credit agreements for financing of the Elga coal project approved by the VEB’s Supervisory Board in September 2013. The use of proceeds under these facilities is limited to the development of the Elga coal project. Borrowing costs under these VEB facilities that are directly attributable to the construction of the Elga coal project are capitalized. Borrowing costs consist of interest including exchange differences arising from revaluation of foreign currency borrowings and other costs that the Group incurs in connection with the debt servicing.

Railway Depreciation Method

In 2015, the Group commences to depreciate the railway of the Elga coal deposit using units of production method. In applying the units of production method, depreciation is normally calculated based on produced and delivered tonnes in the period as a percentage of total expected tonnes to be produced and delivered in current and future periods over the Elga coal deposit life cycle. The Group’s analysis has shown that the consumption of the economic benefits of the asset is linked to production and delivery of coal. The Group assesses the total or ultimate railway capacity in tonnes at least at each financial year end and, if expectations differ from previous estimates, the changes will be accounted for as a change in an accounting estimate in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

Principal vs Agent Arrangements

The Group makes significant judgment on gross or net revenue recognition. The Group evaluates the relevant facts and circumstances and takes into consideration the following factors in determining whether to recognize revenue on a gross basis:

•	the Group has the primary responsibility for providing the goods or services to the customer or for fulfilling the order, for example by being responsible for the acceptability of the products or services ordered or purchased by the customer;

•	the Group has inventory risk before or after the customer order, during shipping or on return;

•	the Group has latitude in establishing prices, either directly or indirectly, for example by providing additional goods or services; and

•	the Group bears the customer’s credit risk for the amount receivable from the customer.

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

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below or in the related accounting policy note. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market change or circumstances arising beyond the control of the Group.

In particular, the Group has identified a number of areas where significant estimates and assumptions are required. Further information on each of these areas and how they impact the various accounting policies are described with the associated accounting policy note within the related qualitative and quantitative note as described below.

Deferred Tax Assets and Uncertain Tax Positions

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits and the existence of taxable temporary differences (Note 21). Various factors are considered to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, expiration of tax losses carried forward, and tax planning strategies. If actual results differ from these estimates or if these estimates must be adjusted in future periods, the financial position, results of operations and cash flows may be negatively affected. In the event that the assessment of future utilization of deferred tax assets must be reduced, this reduction will be recognised in the statement of profit (loss) and other comprehensive income (loss).

Impairment of Property, Plant and Equipment and Other Non-current Assets

The Group assesses at each reporting date whether there is any indication that an asset may be impaired. If any such indication exists, the Group makes an estimate of the asset’s recoverable amount. An impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length for similar assets or observable market prices less incremental costs for disposing of the asset. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the assets.

Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, and other changes in circumstances that indicate that impairment exists. The determination of the recoverable amount of a cash-generating unit involves the use of estimates by management. Methods used to determine the value in use include discounted cash flow-based methods, which require the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. These estimates, including the methodologies used, may have a material impact on the value in use and, ultimately, the amount of any impairment (Note 19).

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Impairment of Goodwill

The Group determines whether goodwill is impaired at least on an annual basis and when circumstances indicate that the carrying value may be impaired. This requires an estimation of the value in use of the cash generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. More details of the assumptions used in estimating the value in use of the cash-generating units to which goodwill is allocated are provided in Note 19.

Useful Lives of Items of Property, Plant and Equipment

The Group assesses the remaining useful lives of items of property, plant and equipment at least at each financial year end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. These estimates may have a material impact on the amount of the carrying values of property, plant and equipment and on depreciation expense for the period.

Mineral Reserves

Mineral reserves and the associated mine plans are a material factor in the Group’s computation of a depletion charge. Estimation of reserves involves some degree of uncertainty. The uncertainty depends mainly on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of this data, which also requires use of subjective judgment and development of assumptions. Mine plans are periodically updated which can have a material impact on the depletion charge for the period. More details are provided in Note 3 (i).

Fair Value of Financial Instruments

Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but when this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments (Note 10).

Provisions

The Group is subject to various legal proceedings, disputes and claims, including regulatory discussions related to the Group’s business, licenses, tax positions and the outcomes are subject to significant uncertainty. Management evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Unanticipated events or changes in these factors may require the Group to increase or decrease the amount recorded or to be recorded for a matter that has not been previously recorded because it was not considered probable (Note 23).

Pensions and Other Post-Employment Benefits

The cost of defined benefit pension plans and other post-employment benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. More details are provided in Note 24.

Rehabilitation Provisions

The Group reviews rehabilitation provisions at each reporting date and adjusts them to reflect the current best estimate in accordance with IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities. Rehabilitation provisions are recognised in the period in which they arise and are stated at the best estimate of the present value of estimated future costs. These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. Changes in the estimated timing of rehabilitation or changes to the estimated future costs are dealt with prospectively by recognizing an adjustment to the rehabilitation provision and a corresponding adjustment to the asset to which it relates, if the initial estimate was originally recognised as part of an asset measured in accordance with IAS 16 Property, Plant and Equipment (Note 18).

Impairment of Financial Assets

The Group makes allowances for doubtful receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for doubtful accounts, management bases its estimates on the current overall economic conditions, the ageing of accounts receivable balances, historical write-off experience, customer creditworthiness and changes in payment terms. Changes in the economy, industry or specific customer conditions may require adjustments to the allowance for doubtful accounts recorded in the consolidated financial statements.

Determining Net Realizable Value of Inventories

The Group makes write-downs for obsolete and slow-moving raw materials and spare parts. In addition, finished goods of the Group are carried at net realizable value (Note 15). Estimates of net realizable value of finished goods are based on the most reliable evidence available at the time the estimates are made. These estimates take into consideration fluctuations of price or cost directly relating to events occurring subsequent to the end of the reporting period to the extent that such events confirm conditions existing at the end of the period.

For other judgments, estimates and assumptions and details refer to:

•	Mineral licenses (Note 3(i))

•	Property, plant and equipment (Note 3(j))

•	Recovery of deferred tax assets (Note 3(f))

•	Non-current assets held for sale and discontinued operations (Note 3(h))

•	Inventories (Note 3(p))

•	Impairment of non-current assets (Note 3(q))

•	Pensions and other post-employment benefits (Note 3(t))

•	Provisions (Note 3(s))

•	Fair value measurement (Note 3(d)).

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

(v)	Standards issued but not yet effective

At the end of the reporting period, the following Standards and Interpretations which are relevant to the Group’s operations were in issue but not yet effective.

The effect from the application of IFRS 9 Financial Instruments — Classification and Measurement, IFRS 15 Revenue from Contracts with Customers and IFRS 16 Leases and has not yet been assessed.

Management anticipates that the adoption of all other Standards and Interpretations in future periods will have no material impact on the results and financial position presented in these financial statements, other than changes to the disclosures required in the financial statements, except for IFRS 9 Financial Instruments issued in November 2009 and amended in October 2010, December 2011, November 2013 and July 2014. The Group does not intend to adopt this standard before its effective date.

IAS 39 Financial Instruments: Recognition and Measurement — Amendments to permit an entity to elect to continue to apply the hedge accounting requirements in IAS 39 for a fair value hedge of the interest rate exposure of a portion of a portfolio of financial assets and liabilities when IFRS 9 is applied, and to extend the fair value option to certain contracts that meet the ‘own use’ scope exception (when IFRS 9 will be applied — see below).

IFRS 7 Financial Instruments: Disclosures — Additional hedging disclosures (and consequential amendments) resulting from the introduction of the hedge accounting chapter in IFRS 9 (when IFRS 9 will be applied — see below).

IFRS 9 Financial Instruments — Classification and Measurement. Finalised version, incorporating requirements for classification and measurement, impairment, general hedge accounting and derecognition (effective for annual periods beginning on or after January 1 2018).

IFRS 9 introduces new requirements for the classification and measurement of financial assets and financial liabilities and for derecognition:

•	IFRS 9 will change the categories of financial assets to those that are carried at amortised cost and those that are carried at fair value. This will mainly affect the classification of the Group’s available for sale financial assets and held to maturity investments.

•	IFRS 9 will also affect the accounting for changes in fair value of a financial liability (designated at fair value through profit or loss) attributable to changes in the credit risk of that liability.

In particular for financial liabilities that are designated at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognised in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39 Financial Instruments: Recognition and Measurement, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was recognised in profit or loss.

IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures — Amendments regarding the sale or contribution of assets between an investor and its associate or

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

joint venture. This amendment has no impact to the Group as the Group does not plan to make any sales or contribution of assets to its associates or joint ventures during the period (effective for annual periods beginning on or after January 1, 2016).

IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and IAS 28 Investments in Associates and Joint Ventures — Amendments regarding the application of the consolidation exception by investment entities. This amendment has no impact to the Group as it is not an investment entity (effective for annual periods beginning on or after January 1, 2016).

IFRS 11 Joint Arrangements — Amendments regarding the accounting for acquisitions of an interest in a joint operation. Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11) amends IFRS 11 such that the acquirer of an interest in a joint operation in which the activity constitutes a business, as defined in IFRS 3, is required to apply all of the principles on business combinations accounting in IFRS 3 and other IFRSs with the exception of those principles that conflict with the guidance in IFRS 11 (effective for annual periods beginning on or after January 1, 2016). This amendment has no impact to the Group as the Group does not plan to acquire an interest in joint operations.

IAS 1 Presentation of Financial Statements — Amendments resulting from the disclosure initiative. The amendments aim at clarifying IAS 1 to address perceived impediments to preparers exercising their judgment in presenting their financial reports. Management has not yet considered any changes or amendments to be made to the financial reports (effective for annual periods beginning on or after January 1, 2016).

IAS 16 Property, Plant and Equipment and IAS 38 Intangibles — Amendments to IAS 16 and IAS 38 to prohibit entities from using a revenue based depreciation method for items of property, plant and equipment. This amendment has no impact to the Group as the Group does not use revenue-based methods to depreciate/amortise its non-current assets (effective for annual periods beginning on or after January 1, 2016).

IAS 7 Statement of Cash Flows — Amendments resulting from the disclosure initiative The amendments aim at clarifying IAS 7 to improve information provided to users of financial statements about an entity’s financing activities. Management has not yet considered any changes or amendments to be made to the financial reports (effective for annual periods beginning on or after January 1, 2017).

IFRS 15 Revenue from Contracts with Customers. IFRS 15 specifies how and when an IFRS reporter will recognise revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers (effective for annual periods beginning on or after January 1, 2018). The Group is currently in the process of assessing the impact of adoption of IFRS 15 on the Group’s consolidated financial statements.

IFRS 16 Leases, IFRS 16 specifies how an IFRS reporter will recognise, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17 (effective for annual reporting periods beginning on or after January 1, 2019). The Group is currently in the process of assessing the impact of adoption of IFRS 16 on the Group’s consolidated financial statements.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Annual Improvements to IFRSs 2012-2014 Cycle

The “September 2014 Annual Improvements to IFRSs” is a collection of amendments to IFRSs in response to four standards. These improvements are effective from January 1, 2016 and are not expected to have a material impact on the Group. It includes the following amendments:

•	IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations — Changes in methods of disposal

•	IFRS 7 Financial Instruments: Disclosures — Servicing Contracts and Applicability of the Amendments to IFRS 7 to Condensed Interim Financial Statements

•	IAS 19 Employee Benefits — Discount Rate: Regional Market Issue

•	IAS 34 Interim Financial Reporting — Disclosure of Information Elsewhere in the Interim Financial Report.

4.	Going concern

The current economic environment and economic conditions in the major segments of the Group’s operations create uncertainty about the level of demand for the Group’s products, the pricing of major products mined or manufactured by the Group and the availability of financing.

As of December 31, 2015, the Group’s total liabilities exceeded total assets by RUB 261,854 million.

As of December 31, 2015, the Group was not in compliance with a number of financial and non-financial covenants contained in the Group’s loan agreements relating to RUB 468,872 million of the Group’s debt. As of December 31, 2015, the Group had RUB 491,674 million of loans repayable during 2016 including RUB 175,743 million of long-term debt classified as short-term debt as of that date because of the covenant violations, and RUB 20,206 million of fines and penalties accrued on overdue loans and overdue interest. As of the date of approval of the consolidated financial statements, these breaches constitute an event of default and as a result, the lenders may request accelerated repayment of a substantial portion of the Group’s debt. The Group does not have the resources to enable it to comply with such accelerated repayment requests immediately. However, the Group’s management believes that the major part of the Group’s debt has been extended as of the date of approval of the consolidated financial statements and the Group will pursue to reach similar terms with other lenders.

By the date of approval of the consolidated financial statements, the Group signed amendment agreements with its three major lenders, which waived all previous defaults. Such amendments were conditional upon undertakings, which the Group had partially managed to fulfill before the date hereof (see Note 30).

The management has concluded that the existing uncertainty about the Group’s refinancing and restructuring of its outstanding debt described above represents a material uncertainty that casts significant doubt upon the Group’s ability to continue as a going concern. Based on management’s plans and actions undertaken as noted herein, management believes that the Group will achieve restructuring with all of its lenders and secure adequate financing to continue in operational existence for the foreseeable future. The management’s strategy includes enhancement of sales of the major steel products as well as diversifying into specialty products targeting higher marginal market niches. Together with the further development of the Group’s mining assets providing additional high-grade coking coal and pulverized coal injection (PCI) both to the Russian consumers and to

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

exports markets the Group expects it to result in increase in profitability. The Group’s detailed monthly operational plans include further optimization of the costs structure and on-going control over the production costs and commercial expenses.

The consolidated financial statements have been prepared assuming that the Group will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities or any other adjustments that might result in the Group being unable to continue as a going concern.

5.	Capital management

The equity capital of the Group was formed by injecting shares of its operating subsidiaries into Mechel PAO. This together with robust and growing profits allowed the Group to raise debt to finance major development projects as well as to finance metallurgical market expansion to Europe. Although it has always been the Group’s priority to create and grow the shareholders’ value, during the past few years, the Group has become more focused on managing its debt which has been the major source for expansion and growth.

Metals and mining industry is known for its capital intensive investment cycle requiring secure long-term financing. Together with high volatility on the coal seaborne market and volatile constructive materials market, both significantly influenced by the development of the Chinese economy and its recent demand slow-down, and inability of the Russian debt markets to provide long-term financing at reasonable cost, this has become the major reason for the losses incurred by the Group, which resulted in negative equity and augmented debt burden.

Given current economic circumstances and the amount of debt, the Group’s primary objective is to settle the debt issues through a long-term restructuring of the loan portfolio brining down both cost of financing and actual interest payments.

The Group’s capital management has always been based on a number of covenants, of which ‘Net Debt to EBITDA’ and ‘EBITDA to Net Interest Expense’ are the main indicators the management uses for control.

The Group was required to comply with the following ratios under the most significant loan agreements as of December 31, 2015:

Restrictive covenant	Requirement	Actual as of December 31, 2015
Mechel’s EBITDA to Net Interest Expense	Shall not be less than 1.15:1.0	0.8:1.0
Mechel’s EBITDA to Consolidated Financial Expense	Shall not be less than 0.9:1.0	0.8:1.0
Mechel’s Net Debt to EBITDA	Not exceed 9.75:1.0	11.2:1.0
Mechel’s Total Debt to EBITDA	Not exceed 9.5:1.0	11.2:1.0

The Group was required to comply with the following ratios under the most significant loan agreements as of December 31, 2014:

Restrictive covenant	Requirement	Actual as of December 31, 2014
Mechel’s EBITDA to Net Interest Expense	Shall not be less than 1.0:1.0-1.2:1.0	0.8:1.0-0.9:1.0
Mechel’s Net Debt to EBITDA	Not exceed 10.0:1.0	10.3:1.0-10.4:1.0

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

In 2014, following a sudden fall of the markets the Group violated most of such covenants and defaulted on major credit facilities. That brought the Group to a situation where it vitally needs to significantly improve the debt maturity profile. Current restructuring arrangements with major creditors are aimed at adjourning repayment of principal and decreasing interest payments by capitalizing significant amount of related interest expense.

Nominal cost of debt is also important in the Group’s capital management. Throughout the restructuring process the Group turned away from the floating interest rates dependent on the Russian money market (Mosprime rate) in favor of the Russian Central Bank Key Rate, which is less volatile and better represents the cost of funds by the banks from the Central Bank of Russian Federation in the Russian economy. The management believes that it will allow the Group to avoid sudden splashes in the cost of debt due to temporary demand/supply fluctuations. On the foreign currency indebtedness the Group’s finance cost is also based on the floating LIBOR/EURIBOR, which remains comparatively low.

While the main goal for the Group is to revise the loan portfolio and provide for the improved debt service, the Group is also considering selling certain assets to bring the debt burden down in the short to mid-term run. There is no specific plan or list of such assets and it may further be elaborated as a result of restructuring and negotiations with the lenders.

On April 1, 2016, the Group signed several agreements to provide Gazprombank with an option to purchase 49% share in the Elga coal complex for a total consideration of RUB 34,300 million. Proceeds from the sale will be used for repayment of the Group’s debt assigned from Sberbank to Gazprombank (or their respective assignees), and to Sberbank and Sberbank Leasing (See Note 30).

The objectives, policies and processes for managing capital during the years ended December 31, 2015, 2014 and as of January 1, 2014 are not changed.

6.	Business combinations and acquisition of non-controlling interests

There were no new business combinations in the years ended December 31, 2014 and 2015.

On December 22, 2011, the Group acquired 100% of the shares of Daveze Ltd, which held 100% of ownership interest in Donetsk Electrometallurgical Plant (“DEMP”), a steel plant located in Donetsk, Ukraine, for a consideration of $537,000 thousand (RUB 17,058 million at exchange rate as of December 22, 2011) to be paid in monthly installments during the period from December 2011 until December 2018. The Group continues to pay monthly installments and has paid RUB 4,819 million during 2015, as disclosed in the consolidated statement of cash flows.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

The following table summarizes changes in non-controlling interests for the years ended December 31, 2014 and 2015:

Balance at January 1, 2014	9,500

Effect from disposal of subsidiaries	4
Dividends declared to non-controlling interest	(2)
Loss for the period	(1,263)
Other comprehensive income/(loss)	14

Balance at December 31, 2014	8,253

Change of non-controlling interest in existing subsidiaries by the Group (see Note 26).	(2,842)
Profit for the period	535
Other comprehensive income/(loss)	2

Balance at December 31, 2015	5,948

7.	Material partly-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests is provided below.

Proportion of equity interest held by non-controlling interests:

Name	Country of incorporation and operation	Voting rights
		At December 31, 2015	At December 31, 2014	At January 1, 2014
SKCC and subsidiaries*	Russia	3,41%	3,41%	3,40%
Kuzbass Power Sales Company (KPSC)	Russia	27,86%	27,86%	27,86%
Chelyabinsk Metallurgical Plant (CMP)	Russia	5,86%	5,86%	5,86%
Southern Urals Nickel Plant (SUNP)	Russia	15,90%	15,94%	15,94%
Beloretsk Metallurgical Plant (BMP)	Russia	8,55%	8,55%	8,55%
Korshunov Mining Plant (KMP)	Russia	9,96%	9,96%	9,96%
Ural Stampings Plant (USP)	Russia	6,24%	6,24%	6,24%
Izhstal	Russia	10,00%	10,00%	10,00%

*	Hereinafter SKCC and subsidiaries are represented by Southern Kuzbass Coal Company (SKCC), Tomusinsky Open Pit Mine (TOPM), Tomusinsky Energoupravlenie

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Carrying values of material non-controlling interest:	At December 31, 2015	At December 31, 2014	At January 1, 2014
SKCC and subsidiaries	(576)	2,841	4,089
Kuzbass Power Sales Company (KPSC)	1,021	866	749
Chelyabinsk Metallurgical Plant (CMP)	514	381	520
Southern Urals Nickel Plant (SUNP)	1,028	950	649
Beloretsk Metallurgical Plant (BMP)	761	605	492
Korshunov Mining Plant (KMP)	2,670	2,555	2,289
Ural Stampings Plant (USP)	939	876	715
Izhstal	(495)	(907)	(87)

(Loss) profit allocated to material non-controlling interest:	2015	2014
SKCC and subsidiaries	(565)	(1,263)
Kuzbass Power Sales Company (KPSC)	155	116
Chelyabinsk Metallurgical Plant (CMP)	135	(137)
Beloretsk Metallurgical Plant (BMP)	157	112
Korshunov Mining Plant (KMP)	114	262
Ural Stampings Plant (USP)	63	161
Izhstal	413	(822)

The summarised financial information of these subsidiaries is provided below. This information is based on amounts before inter-company eliminations. SUNP was recognised as abandoned operations according to a decision to close SUNP without sale (see Note 17). Therefore, SUNP is not disclosed in summarized statements of profit (loss) and other comprehensive income (loss) for the years ended December 31, 2015 and 2014 below. Profit allocated to SUNP’s non-controlling interest holders is RUB 80 million and RUB 301 million for the years ended December 31, 2015 and 2014, respectively. SUNP’s non-controlling interest is disclosed in statements of financial position as of December 31, 2015, 2014 and January 1, 2014 (see below).

Summarised statements of profit (loss) and other comprehensive income (loss) for 2015:

	SKCC and subsidiaries	KPSC	CMP	BMP	KMP	USP	Izhstal
Revenue	31,169	20,723	96,126	23,605	7,784	12,591	9,902
Cost of goods sold	(19,842)	(11,268)	(78,995)	(21,518)	(6,400)	(9,663)	(8,589)
Total selling, distribution and operating expenses, net	(6,324)	(8,924)	(6,425)	(2,028)	(3,004)	(3,212)	5,088
Total other income and (expense), net	(27,907)	167	(9,074)	1,739	2,741	998	(1,543)

(Loss) profit before tax	(22,904)	698	1,632	1,798	1,121	714	4,858
Income tax	(3,432)	(141)	665	37	26	298	(730)

(Loss) profit for the year from continuing operations	(26,336)	557	2,297	1,835	1,147	1,012	4,128

Total comprehensive (loss) income	(26,336)	557	2,297	1,835	1,147	1,012	4,128

Attributable to non-controlling interests	(565)	155	135	157	114	63	413
Dividends paid to non-controlling interests	68	—	—	—	—	—	—

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Summarised statements of profit (loss) and other comprehensive income (loss) for 2014:

	SKCC and subsidiaries	KPSC	CMP	BMP	KMP	USP	Izhstal
Revenue	26,584	19,037	87,866	22,253	9,688	12,792	9,131
Cost of sales	(18,835)	(9,737)	(72,198)	(20,094)	(6,301)	(9,997)	(8,964)
Total selling, distribution and operating expenses, net	(7,649)	(8,920)	(6,557)	(2,022)	(3,196)	(1,376)	(7,466)
Total other income and (expense), net	(37,802)	150	(10,232)	1,126	2,502	1,099	(1,739)

(Loss) profit before tax	(37,702)	530	(1,121)	1,263	2,693	2,518	(9,038)
Income tax	2,921	(114)	(1,213)	50	(58)	64	819

(Loss) profit for the year from continuing operations	(34,781)	416	(2,334)	1,313	2,635	2,582	(8,219)

Total comprehensive (loss) income	(34,781)	416	(2,334)	1,313	2,635	2,582	(8,219)

Attributable to non-controlling interests	(1,263)	116	(137)	112	262	161	(822)
Dividends paid to non-controlling interests	—	—	—	—	—	—	—

Summarised statements of financial position as of December 31, 2015:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Current assets	81,248	5,095	46,932	4,646	11,479	18,357	14,611	2,961
Non-current assets	61,713	1,235	61,183	2,345	3,449	11,961	7,437	5,972
Current liabilities	(168,615)	(2,559)	(96,666)	(318)	(5,891)	(2,622)	(6,935)	(11,678)
Non-current liabilities	(3,355)	(107)	(2,678)	(211)	(143)	(873)	(48)	(2,209)

Total equity	(29,009)	3,664	8,771	6,462	8,894	26,823	15,065	(4,954)

Attributable to:
Equity holders of parent	(28,433)	2,643	8,257	5,434	8,133	24,153	14,126	(4,459)
Non-controlling interest	(576)	1,021	514	1,028	761	2,670	939	(495)

Summarised statements of financial position as of December 31, 2014:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Current assets	78,972	2,605	23,836	1,573	11,572	14,293	10,091	2,702
Non-current assets	47,305	2,735	63,449	4,961	1,691	15,264	8,573	15
Current liabilities	(126,201)	(2,134)	(77,488)	(399)	(6,044)	(2,898)	(4,388)	(8,901)
Non-current liabilities	(2,625)	(98)	(3,286)	(174)	(152)	(994)	(221)	(2,887)

Total equity	(2,549)	3,108	6,511	5,961	7,067	25,665	14,055	(9,071)

Attributable to:
Equity holders of parent	(5,390)	2,242	6,130	5,011	6,462	23,110	13,179	(8,164)
Non-controlling interest	2,841	866	381	950	605	2,555	876	(907)

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Summarised statements of financial position as of January 1, 2014:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Current assets	58,177	2,120	18,072	4,935	7,089	18,766	11,418	2,929
Non-current assets	55,080	2,221	52,155	26	3,691	9,127	3,425	7,368
Current liabilities	(75,143)	(1,529)	(58,886)	(500)	(4,772)	(3,765)	(3,086)	(8,024)
Non-current liabilities	(6,063)	(123)	(2,470)	(390)	(253)	(1,130)	(285)	(3,139)

Total equity	32,051	2,689	8,871	4,071	5,755	22,998	11,472	(866)

Attributable to:
Equity holders of parent	27,962	1,940	8,351	3,422	5,263	20,709	10,757	(779)
Non-controlling interest	4,089	749	520	649	492	2,289	715	(87)

Summarised cash flow information for the year ended December 31, 2015:

	SKCC and subsidiaries	KPSC	CMP	BMP	KMP	USP	Izhstal
Operating	10,649	545	1,102	1,768	(637)	2,725	(125)
Investing	(11,834)	(608)	(13,738)	267	876	(5,047)	(34)
Financing	1,340	103	12,159	(1,881)	(284)	2,023	172

Increase (decrease) in cash and cash equivalents, net	155	40	(477)	154	(45)	(299)	13

Summarised cash flow information for the year ended December 31, 2014:

	SKCC and subsidiaries	KPSC	CMP	BMP	KMP	USP	Izhstal
Operating	14,755	109	14,053	2,253	7,287	2,262	(756)
Investing	(18,094)	(580)	(18,740)	(1,947)	(7,278)	(2,921)	(49)
Financing	380	447	5,175	(392)	(13)	997	773

Increase (decrease) in cash and cash equivalents, net	(2,959)	(24)	488	(86)	(4)	338	(32)

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

8.	Investments in associates

Investments in associates are comprised of:

	Percent voting shares held at			Investment carrying value at
Investee	December 31, 2015	December 31, 2014	January 1, 2014	December 31, 2015	December 31, 2014	January 1, 2014
Mechel Somani Carbon (Mining segment)	51%	51%	51%	45	39	17
TPTU (Mining segment)	40%	40%	40%	157	155	148
TRMZ (Mining segment)	25%	25%	25%	82	80	79
BWS Bewehrungsstahl GmbH (Steel segment)	—	—	36%	—	—	7

Total Investments in associates				284	274	251

Mechel Somani Carbon Private Limited shares are owned by Mechel Carbon AG. The core business is distribution of metallurgical coals on the Indian market. Despite the ownership of 51% of Mechel Somani Carbon shares the Group cannot exercise control over the company.

TPTU (Tomusinskiy Transportation Management Center) shares are owned by SKCC. The core business is provision of transportation services both to the Group’s subsidiaries and third parties.

TRMZ (Tomusinskiy Auto Repair Shop) shares are owned by SKCC. TRMZ provides repair services to the Group’s subsidiaries.

The core business of BWS Bewehrungsstahl GmBH is cutting and processing steel products. Cognor owned 36% of the shares of BWS Bewehrungsstahl GmBH until December 15, 2014. The shares of BWS Bewehrungsstahl GmBH were sold by the Group to third parties for the consideration of EUR 70 thousand (RUB 5 million at exchange rate as of December 15, 2014).

The following table shows movements in the investments in associates:

	Mechel Somani Carbon Private Limited (Mining segment)	TPTU (Mining segment)	TRMZ (Mining segment)	BWS Bewehrungsstahl GmbH (Austria) (Steel segment)	Total
January 1, 2014	17	148	79	7	251
Share of profit (loss)	6	7	1	(7)	7
Disposal of investments	—	—	—	(1)	(1)
Exchange differences	16	—	—	1	17

December 31, 2014	39	155	80	—	274
Share of (loss) profit	(5)	2	3	—	—
Exchange differences	10	—	—	—	10

December 31, 2015	44	157	83	—	284

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Summarized financial information on equity method investees as of December 31, 2015, 2014 and for the years then ended and as of January 1, 2014 is as follows:

Statement of financial position information	December 31, 2015	December 31, 2014	January 1, 2014
Current assets	929	801	804
Non-current assets	295	309	312
Current liabilities	(371)	(303)	(354)
Non-current liabilities	(19)	(21)	(20)

Statement of profit (loss) information	2015	2014
Revenues and other income	1,158	1,408
Operating income	70	44
Net income	36	19

9.	First-time adoption of IFRS

The accompanying financial statements for the year ended December 31, 2015 are the first the Group has prepared in accordance with IFRS. The date of transition to IFRS is January 1, 2014. For periods up to and including the year ended December 31, 2014, the Group prepared its consolidated financial statements in accordance with U.S. GAAP.

Accordingly, the Group has prepared financial statements that comply with IFRS applicable as of December 31, 2015, together with the comparative period data for the year ended December 31, 2014, as described in the summary of significant accounting policies (Note 3). In preparing the financial statements, the Group’s opening consolidated statement of financial position was prepared as of January 1, 2014, the Group’s date of transition to IFRS. This note explains the principal adjustments made by the Group in representing its U.S. GAAP financial statements, including the statement of financial position as of January 1, 2014 and the financial statements for the year ended December 31, 2014, in order to comply with IFRS.

The presentation currency of the Group’s consolidated financial statements is the Russian ruble. Before transition to IFRS, U.S. dollar was the presentation currency of the Group’s consolidated financial statements prepared under U.S. GAAP. The reason of adopting the Russian ruble as the presentation currency in the consolidated statements under IFRS is to allow a greater transparency of the financial and operating performance of the Group as it more closely reflects the profile of revenue and operating income of the Group that are generated in Russian rubles. The U.S. GAAP financial information included in the consolidated financial statements as of January 1, 2014 and for the year ended December 31, 2014 previously reported in the U.S. Dollars has been converted into Russian rubles using the procedures outlined below:

•	assets and liabilities denominated in currencies other than Russian ruble were translated into Russian rubles at the closing rates of exchange on the relevant balance sheet date;

•	income and expenditure denominated in currencies other than Russian ruble were translated at the average rates of exchange prevailing for the relevant period;

•	the cumulative translation reserves were set to nil as of January 1, 2014, the date of transition to IFRS. Share capital, share premium and other reserves were translated at the historical rates, and subsequent rates prevailing on the date of each transaction.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

As a first-time adopter of IFRS, the Group applied IFRS 1 First-time Adoption of International Financial Reporting Standards. The Standard contains a number of voluntary and mandatory exemptions from the requirement to retrospectively apply IFRS, which the Group has applied as of January 1, 2014.

The Group has applied the mandatory exceptions and certain optional exemptions as set out below:

Business combinations — The Group has not applied IFRS 3 Business Combinations retrospectively to the business combinations that occurred before the date of transition to IFRS. As a result, assets recognized and liabilities assumed in the past business combinations under U.S. GAAP have remained unchanged at the date of transition, except for the changes described in the notes below.

Currency translation differences — The Group has used the IFRS 1 exemption relating to IAS 21 The Effects of Changes in Foreign Exchange Rates. As a result, the cumulative translation differences for all foreign operations of the Group were set to be zero at the date of transition. The gain or loss on a subsequent disposal of any foreign operations will include only exchange differences that arose after the date of transition.

Borrowing costs — The Group has applied the transitional provisions in IAS 23 Borrowing Costs, and capitalised borrowing costs on qualifying assets after the date of transition, and where the construction was commenced as of and after the date of transition to IFRS according to IAS 23 Borrowing Costs. Borrowing costs capitalised under U.S. GAAP prior to the date of transition have not been adjusted.

Rehabilitation provision — The Group has elected to use the IFRS 1 exemption relating to recognition of changes in the measurement of rehabilitation provision and therefore measures those in accordance with IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities as of January 1, 2014.

Pension obligations — The Group has elected to recognize all cumulative actuarial gains and losses as at the date of transition in retained earnings. The Group is not required to re-compute the unrecognized portion of actuarial gains and losses from the inception of the defined benefit plans. Instead, the Group applies IAS 19 Employee Benefits from the date of transition. Therefore, at the date of transition, the Group recognizes the pension obligations in accordance with IAS 19 Employee Benefits and no unrecognized actuarial gains and losses are presented at the transition date.

Estimates — The estimates as of January 1, 2014 and December 31, 2014 are consistent with those made as of the same dates in accordance with U.S. GAAP apart from the estimates described above.

Changes in the presentation (CP) — The Group changed the presentation of certain items in the consolidated statement of financial position and statement of profit (loss) and comprehensive income (loss) as compared to the presentation under the previously issued U.S. GAAP financial statements. The most significant changes in the presentation related to:

CP(1) Other accounts receivable (RUB 1,920 million as of January 1, 2014 and RUB 932 million as of December 31, 2014) are presented within Trade and other receivables in the consolidated statement of financial position. Under U.S. GAAP, the Group reflected Other accounts receivables within Other current assets.

CP(2) Income tax receivable (RUB 2,936 million as of January 1, 2014 and RUB 578 million as of December 31, 2014) is presented as a separate item in the consolidated statement of financial position. Under U.S. GAAP, it was reflected within Prepayments and other current assets.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

CP(3) Other current financial assets (RUB 360 million as of January 1, 2014 and RUB 186 million as of December 31, 2014) are presented as a separate item in the consolidated statement of financial position. Under U.S. GAAP, Other current financial assets were reflected within Prepayments and other current assets.

CP(4) Interest payable (RUB 2,051 million as of January 1, 2014 and RUB 14,615 million as of December 31, 2014) is presented as part of Interest-bearing loans and borrowings in the consolidated statement of financial position. Under U.S. GAAP, Interest payable was reflected within Accrued expenses and Other current liabilities.

CP(5) Rehabilitation provision (non-current portion of RUB 1,655 million and current portion of RUB 66 million as of January 1, 2014, non-current portion of RUB 2,459 million and current portion of RUB 195 million as of December 31, 2014) is included in Provisions in the consolidated statement of financial position. Under U.S. GAAP, Rehabilitation provision was presented as a separate item.

CP(6) Provision for taxes other than income tax (RUB 521 million as of January 1, 2014 and RUB 769 million as of December 31, 2014) is included in Provisions in the consolidated statement of financial position. Under U.S. GAAP, Provision for taxes other than income tax, was reflected within Taxes and social charges payable.

CP(7) Accrual for unused vacation (RUB 1,618 million as of January 1, 2014 and RUB 1,651 million as of December 31, 2014) is presented within Trade and other payables in the consolidated statement of financial position. Under U.S. GAAP, it was presented within Accrued expenses and other current liabilities.

CP(8) Dividends payable (RUB 108 million as of January 1, 2014 and RUB 104 million as of December 31, 2014) are presented within Trade and other payables in the consolidated statement of financial position. Under U.S. GAAP, Dividends payable were reflected as a separate item.

CP(9) Other current liabilities (RUB 7,233 million as of January 1, 2014 and RUB 27,989 million as of December 31, 2014) are presented within Trade and other payables in the consolidated statement of financial position. Under U.S. GAAP, they were reflected as a separate item.

CP(10) Provision for taxes and other provisions (RUB 325 million as of January 1, 2014 and RUB 1,285 million as of December 31, 2014) are presented within Provisions in the consolidated statement of financial position. Under U.S. GAAP, they were reflected within Accrued expenses and other current liabilities.

CP(11) Income tax payable (RUB 594 million as of January 1, 2014 and RUB 1,272 million as of December 31, 2014) is included in a separate item in the consolidated statement of financial position. Under U.S. GAAP, Income tax payable was reflected within Taxes and social charges payable. Long-term income tax payable in the amount of RUB 3,447 million as of December 31, 2014 is included in a separate item in the consolidated statement of financial position. Under U.S. GAAP, it was reflected within Other non-current liabilities.

CP(12) The Group adopted net presentation of the input and output VAT on advances against advances issued and received for the purpose of harmonization with the RAS. Under U.S. GAAP, the Group presented advances and related VAT on advances in gross amounts. The effect of the changes was as follows:

•

As of the date of transition to IFRS, it resulted in the decrease in advances received from related parties of RUB 71 million, decrease in advances issued and VAT on advances received included in Other

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

current assets line in the amount of RUB 623 million, decrease in advances received of RUB 302 million and decrease in VAT on advances issued within Tax payable other than income tax of RUB 392 million;

•	As of December 31, 2014, it resulted in the decrease in advances issued and VAT on advances received included in Other current assets in the amount of RUB 536 million, decrease in Advances received of RUB 292 million and VAT on advances within Tax payable other than income tax of RUB 244 million.

CP(13) Other operating income is presented as a separate item (RUB 851 million for the year ended December 31, 2014) in the consolidated statement of profit (loss) and other comprehensive income (loss). Under U.S. GAAP, it was reflected within Administrative and other operating expenses, net.

CP(14) The Group presented Other non-current financial assets in a separate line in the statement of financial position. Under U.S. GAAP financial statements, these assets were included in Other non-current assets in the amount of RUB 201 million and RUB 59 million as of December 31, 2014 and January 1, 2014, correspondingly. Investments in associates are presented within Other non-current financial assets. Under U.S. GAAP, they were reflected within Investments in associates (RUB 72 million as of December 31, 2014).

CP(15) The Group presents provisions for legal claims (RUB 367 million as of January 1, 2014 and RUB 36 million as of December 31, 2014) as part of Provisions. Under U.S. GAAP, they were reflected within Other payables.

CP(16) Other income and Other expenses are presented as separate lines (RUB 684 million and RUB 1,486 million, for the year ended December 31, 2014, respectively) in the consolidated statement of profit (loss) and other comprehensive income (loss). Under U.S. GAAP, it was reflected together.

Additionally, certain reclassifications have been made to the December 31, 2014 consolidated statement of financial position to conform to the current year presentation. Such reclassifications affect the presentation of certain items in the consolidated statement of financial position, and have no impact on net income or equity of the Group.

Adjustments, reclassifications and remeasurement made in order to comply with IFRS

Property, plant and equipment and mineral licenses — The Group’s property, plant and equipment and mineral licenses are recorded at historical cost of acquisition. To arrive at IFRS historical cost the Group used the historical cost of property, plant and equipment and mineral licenses in accordance with U.S. GAAP as the Group believes that it reasonably approximates historical values in accordance with IFRS, and adjusted it through retrospective application of the requirements of IAS 16 Property, Plant and Equipment, IAS 36 Impairment of Assets and IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities as described in Notes C, E, F below.

A — Debt issuance costs

In accordance with IFRS, fees paid on origination of loan facilities are recognized as transaction costs which are deducted from outstanding debt and are amortized using the effective interest rate method. Under U.S. GAAP, debt issuance costs were capitalized as a separate asset and included in Other current or non-current assets and then amortized using the effective interest rate method. The amounts reclassified from other current and non-current assets to re-measure debt liabilities in order to comply with IFRS requirements comprised RUB 2,766 million (current portion of RUB 2,743 million and non-current portion of RUB 23 million) and

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

RUB 4,409 million (current portion of RUB 1,730 million and non-current portion of RUB 2,679 million) as of December 31, 2014 and January 1, 2014, respectively. The differences in effective interest rate method calculations under IFRS and U.S. GAAP resulted in a RUB 1,051 million decrease in the balance of Interest-bearing loans and borrowings and corresponding decrease in Foreign exchange gain (loss), net in the consolidated statement of profit (loss) and other comprehensive income (loss).

B — Exchange differences

Under U.S. GAAP, the Group recognized exchange differences on foreign operations in a separate component of equity. Exchange differences for all foreign operations are deemed to be zero as at the date of transition in order to comply with IFRS requirements. A reclassification in equity from Accumulated other comprehensive income (loss) to Accumulated losses of RUB 13,568 million was made as of January 1, 2014.

C — Rehabilitation provision expenses

According to U.S. GAAP, rehabilitation provision (asset retirement obligations) was measured based on the estimated cost of rehabilitation, discounted to its net present value upon recognition. Adjustments to discount rate were not reflected in the provisions under U.S. GAAP unless there was an upward revision in the future cost estimates. The Group has taken the exemption and applied IFRIC 1 Changes in the Existing Decommissioning, Restoration and Similar Liabilities; correspondingly, the rehabilitation provision as of January 1, 2014 was revalued using current discount rate as of that date. In the subsequent periods, the rehabilitation provision was remeasured using the current discount rate as of the end of each reporting period. This resulted in the following differences between rehabilitation provision recorded in the consolidated financial statements under IFRS and amounts reported under U.S. GAAP:

•	As of January 1, 2014: increase in Current rehabilitation provision in the amount of RUB 31 million, increase in Non-current rehabilitation provision in the amount of RUB 2,433 million, increase in Property, plant and equipment in the amount of RUB 1,057 million;

•	As of December 31, 2014: increase in Current rehabilitation provision in the amount of RUB 6 million, increase in non-current rehabilitation provision in the amount of RUB 539 million, decrease in Property, plant and equipment in the amount of RUB 637 million; increase in assets and liabilities classified as held for sale in the amount of RUB 170 million;

•	Accretion expense is presented within Finance costs under IFRS. Under U.S. GAAP it was presented as a separate line Accretion expenses. Accretion expense amounted to RUB 191 million under U.S. GAAP and RUB 256 million under IFRS for the period ended December 31, 2014;

•	The difference in Rehabilitation provision methodology between U.S. GAAP and IFRS as described above resulted in the increase in Loss from discontinued operations related to SUNP in the amount of RUB 264 million under U.S. GAAP for the year ended December 31, 2014 (Note 17).

D — Actuarial gains and losses

At the date of transition to IFRS, the Group recognized actuarial gain/loss accumulated in prior period in retained earnings. Under IFRS, all prior service costs (positive or negative) are recognized in profit or loss when the employee benefit plan is amended and are not allowed to be spread over any future service period, which may create volatility in profit or loss whereas prior service cost is recognized in other comprehensive income/(loss) under U.S. GAAP at the date the plan amendment is adopted and then amortized into income over the participants’ remaining years of service, service to full eligibility date, or life expectancy, depending on the facts

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

and circumstances. Finally, U.S. GAAP requires a pension contribution tax to be recognized as a component of net benefit cost in the period in which the contribution is made. Under IFRS, taxes related to benefit plans are included in the calculation of the benefit obligation. All above mentioned differences resulted in the following adjustments:

•	As of January 1, 2014: increase in Current pension obligations and decrease in Non-current pension obligations amounted to RUB 215 million and RUB 74 million, respectively;

•	As of December 31, 2014: increase in Current pension obligations and Non-current pension obligations amounted to RUB 22 million and RUB 57 million, respectively;

•	Actuarial gains and losses under the Group’s defined benefit plans of RUB 696 million were recycled from other comprehensive income/loss to accumulated losses as of January 1, 2014;

•	Administrative and other operating expenses increase in the amount of RUB 195 million for the period ended December 31, 2014.

E — Impairment of non-current assets and goodwill

Under U.S. GAAP, goodwill is tested for impairment by using a two-step approach. Under the first step, the fair value of a “reporting unit” is compared to its carrying value. A reporting unit is the level, at which goodwill impairment is measured and it is defined as an operating segment or one level below it if certain conditions are met. If the fair value of the reporting unit is less than its carrying value, goodwill is impaired. Under step two, the amount of goodwill impairment is measured by the amount that the reporting unit’s goodwill carrying value exceeds the “implied” fair value of goodwill. The implied fair value of goodwill can only be determined by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in the first step). In this step, the fair value of the reporting unit is allocated to all of the reporting unit’s assets and liabilities (a hypothetical purchase price allocation). If goodwill and another asset (or asset group) of a reporting unit are tested for impairment at the same time, the other asset (or asset group) shall be tested for impairment before goodwill. If the asset group was impaired, the impairment loss would be recognized prior to goodwill being tested for impairment.

Under IFRS, impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length for similar assets or observable market prices less incremental costs for disposing of the asset. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the assets.

The Group recognized differences related to impairment of non-current assets other than goodwill — property, plant and equipment and mineral licenses:

Under U.S. GAAP requirements, in the first step of impairment testing, the carrying value of non-current assets is compared to the undiscounted cash flows of reporting unit, and only if the carrying amount exceeds the undiscounted cash flows, the second step is performed where the carrying amount is compared to the discounted cash flows. Under IFRS requirements, impairment is determined by comparison of the carrying amount to the recoverable amount, which is determined through the use of discounted cash flows. This difference in requirements resulted in the difference in impairment testing of non-current assets of two CGUs — the BCG Companies and Ekos-Plus as of January 1, 2014. According to the first step of impairment testing under U.S. GAAP, no excess of the carrying value over the undiscounted cash flows was identified, therefore the second

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

step of testing was not performed, and no impairment of non-current assets was recognized. As a result of the impairment test in accordance with IAS 36 Impairment of Assets, excess of the carrying value over the recoverable amount was identified for the BCG Companies in the amount of RUB 40,491 million including impairment of property, plant and equipment of RUB 4,185 million and mineral licenses of RUB 54,862 million, and the respective effect on deferred taxes of RUB 18,556 million; and for Ekos-plus in the amount of RUB 51 million related to property, plant and equipment as of January 1, 2014.

As of December 31, 2014, the BCG Companies were recognized as disposal group classified as held for sale in the consolidated financial statements under IFRS as well as under U.S. GAAP. In the both sets of consolidated financial statements, net assets of the BCG Companies were written down to fair value less cost to sell and, as of December 31, 2014, there is no difference in the carrying value of the BCG Companies’ non-current assets between IFRS and U.S. GAAP. A difference arose in the amount of impairment loss recognized by the Group in respect of the BCG Companies in the year ended December 31, 2014, as, under IFRS, impairment was partially recognized at the date of transition, whereas, in the U.S. GAAP financial statements, the total amount of impairment loss was recognized by the Group in the year ended as of December 31, 2014. The difference in Profit (loss) after tax from discontinued operations, net for the year ended December 31, 2014 amounted to RUB 69,424 million. This difference also affected Other comprehensive income (loss) as impairment was recognized in different periods under IFRS and under U.S. GAAP — effect on currency translation adjustment comprised RUB 28,933 million in the year ended December 31, 2014.

Other difference between IFRS and U.S. GAAP requirements relates to the reversal of previously recognized impairment loss. If there is a change in estimates used to determine the recoverable amount previously recognized impairment loss of property, plant and equipment can be reversed under IFRS whereas no such reversal is allowed according to U.S. GAAP requirements. This difference has affected the value of non-current assets of DEMP. According to U.S. GAAP, the Group recognized impairment loss in the consolidated financial statements as of June 30, 2013. The recoverable value was determined on binding offer from a third party. As of December 31, 2013, the recoverable value of DEMP has increased. According to U.S. GAAP, previously identified impairment loss was not reversed. As of January 1, 2014, according to IFRS requirements, the Group partially reversed impairment loss previously recognized in the amount of RUB 477 million. Due to the difference in the carrying value of DEMP’s non-current assets as of January 1, 2014, the difference in impairment loss recognized during the period ended December 31, 2014 arose in the consolidated financial statement under IFRS as compared to those previously prepared in accordance with U.S. GAAP in the amount of RUB 258 million.

F — Negative goodwill

In accordance with U.S. GAAP (ASC 805 Business combination), the Group recognized negative goodwill which arose on the Group’s business combinations carried out before January 1, 2009 as deferred credit for an excess of net assets acquired over cost and allocated it to the acquired non-current assets except for the deferred taxes. In order to comply with IFRS, the Group derecognized the carrying amount of that deferred credit at the transition date:

•	As of the date of transition to IFRS, this difference affected Inventories (increase of RUB 189 million), Property, plant and equipment (increase of RUB 3,950 million), Mineral licenses (decrease of RUB 433 million), Deferred tax liabilities (increase of RUB 437 million);

•	As of December 31, 2014 this difference affected Inventories (increase of RUB 185 million), Property, plant and equipment (increase of RUB 2,449 million), Mineral licenses (decrease of RUB 393 million), Deferred tax liabilities (increase of RUB 163 million);

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

•	For the year ended December 31, 2014, this difference affected Cost of goods sold (increase of RUB 444 million);

•	For the year ended December 31, 2014, this difference affected Impairment of goodwill and other non-current assets (increase of RUB 973 million).

G — Discontinued operations

In accordance with U.S. GAAP, the Group recognized and presented the BCG Companies as disposal group held for sale as of January 1, 2014 in the comparative information to the Group’s consolidated financial statements for the year ended December 31, 2014 when criteria for recognition of the BCG Companies as disposal group held for sale were met. Under IFRS, the Group also recognized the BCG Companies as asset held for sale as of December 31, 2014. In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, reclassification of comparative information in the statement of financial position for prior periods to reflect the classification in the statement of financial position for the latest period presented is not required, therefore the Group did not amend the presentation of its assets and liabilities in the comparative statement of financial position as of January 1, 2014. The effect of changes related to discontinued operations presentation made to comply with IFRS requirements, is presented in a separate column in the table below.

The Group recognized several subsidiaries as discontinued operations in its previously issued U.S. GAAP consolidated financial statements as of December 31, 2013: TPP Rousse, Invicta, Lomprom Rostov, TFP, Voskhod-Oriel, Voskhod-Chrome and Voskhod Trading. These subsidiaries do not meet IFRS 5 Non-current Assets Held for Sale and Discontinued Operations requirements to be recognized as discontinued operations as they do not represent a separate major line of business or geographical area of operations. The Group disposed of all these subsidiaries before December 31, 2013, and residual income and expenses related to these operations were presented as discontinued operations in the U.S. GAAP consolidated financial statements for the year ended December 31, 2014. In these financial statements prepared under IFRS, the Group presents these income and expenses as part of continuing operations. This resulted in the following adjustments to the U.S. GAAP amounts: increase in Revenue of RUB 126 million, increase in Cost of goods sold of RUB 140 million, increase in Allowance for doubtful accounts of RUB 567 million, and increase in Administrative and other operating expenses of RUB 204 million, and respective decrease in Loss from discontinued operations of RUB 785 million in the consolidated statements of profit (loss) and comprehensive income (loss) under IFRS as compared to the consolidated statement of operations under U.S. GAAP for the period ended December 31, 2014.

H — Inventory provision

The Group recalculated net realizable value provision in order to comply with IAS 2 Inventories requirements. This resulted in the increase in the Inventories balance in the amount of RUB 166 million as of January 1, 2014 and RUB 193 million as of December 31, 2014, and decrease in Cost of goods sold of RUB 31 million for the year ended December 31, 2014.

I — Borrowing costs

The Group recalculated borrowing costs capitalized in accordance with IFRS requirements. The effect of recalculations resulted in the increase in Property, plant and equipment in the amount of RUB 1,194 million as of December 31, 2014 in the consolidated statement of the financial position under IFRS as compared to U.S. GAAP and decrease in Finance costs of RUB 337 million and Foreign exchange gain/loss, net of RUB 857 million in the consolidated statements of profit (loss) and comprehensive income (loss) under IFRS compared to the consolidated statement of operations under U.S. GAAP.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

J — Classification of liabilities

As of January 1, 2014, the Group was not in compliance with certain covenants under various credit facilities entered into with several lenders, including certain financial ratios such as ‘EBITDA to Net Interest Expense’ and ‘Net Debt to EBITDA’ ratios. In April-May 2014, the lenders provided their consent to waive all breaches. According to U.S. GAAP requirements, when breach of covenants exists at the end of reporting period and lender agrees after the reporting period and before authorization of the financial statements for the issue not to demand the repayment, long-term credit facilities can be classified as non-current. In accordance with IFRS, such credit facilities shall be presented as current at the reporting date, unless waivers were received from lenders before the reporting date. As the Group received consent from the lenders after the reporting date all corresponding liabilities are presented by the Group as current as of January 1, 2014. These liabilities included loans and borrowings for which covenants were breached, and also finance leases and other payables under contracts with cross-default clauses linked to those loans. The effect of this difference was as follows as of January 1, 2014:

•	Non-current interest-bearing loans and borrowings in the amount of RUB 220,884 million were reclassified to current;

•	Non-current finance lease liabilities in the amount of RUB 6,744 million were reclassified to current;

•	Accounts payable under contracts with breached cross-default provisions in the amount of RUB 7,329 million were reclassified to current from non-current liabilities as of January 1, 2014;

•	As non-current payables were discounted in the U.S. GAAP consolidated financial statements, additional effect of unwinding the discount was recognized by the Group in the IFRS financial statements with an increase of RUB 2,017 million recorded in Trade and other payables line and decrease in Finance costs for the year ended December 31, 2014 in the amount of RUB 2,241 million.

K — Deferred taxes

Deferred tax assets and liabilities are treated as non-current under IFRS. Netting is performed for deferred tax assets and liabilities relating to income taxes levied by the same taxation authority on the same taxable entity where the Group has a legally enforceable right to set off current tax assets against current tax liabilities. Under U.S. GAAP, the deferred tax balances were calculated by applying the currently enacted statutory tax rate in each jurisdiction applicable to the period in which the temporary differences between the carrying amounts and tax base (both in respective local currencies) of assets and liabilities are expected to reverse. Deferred tax assets in the amount of RUB 5,132 million as of December 31, 2014 (January 1, 2014: RUB 1,144 million) and deferred tax liabilities in the amount of RUB 444 million as of December 31, 2014 (January 1, 2014: RUB 1,236 million) were recognized as current under U.S. GAAP. Under IFRS, deferred taxes have been recalculated based on the IFRS net book values of assets and liabilities and are presented as non-current. Deferred tax assets and deferred tax liabilities were offset in the amounts of RUB 7,799 million as of December 31, 2014 (RUB 793 million as of January 1, 2014).

The main differences in deferred tax amounts calculated under IFRS and deferred tax amounts calculated under U.S. GAAP were due to the following:

•	Decrease in deferred tax liabilities of RUB 18,556 million related to impairment of the BCG Companies recognized in the IFRS financial statements as of January 1, 2014 (refer to note E — Impairment of non-current assets and goodwill above);

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

•	Decrease in deferred tax liabilities of RUB 266 million as of January 1, 2014 and RUB 236 million as of December 31, 2014, respectively, due to changes in rehabilitation provision (refer to note C — Rehabilitation provision expenses above);

•	Increase in deferred tax liabilities of RUB 437 million and RUB 163 million related to differences in the carrying values of property, plant and equipment and mineral licenses (refer to note F — Negative goodwill above);

•	Changes in debt issuance costs under IFRS and U.S. GAAP (refer to Note A Debt issuance costs) resulted in difference between U.S. GAAP and IFRS deferred taxes of RUB 208 million as of December 31, 2014.

The aggregate decrease in deferred tax benefit of RUB 361 million for the year ended December 31, 2014 is the result of all adjustments described in the notes A-L and N.

L — Retained earnings and Non-controlling interest

Adjustments and re-measurements made by the Group as of January 1, 2014 in order to comply with IFRS requirements resulted in the increase in Accumulated deficit by RUB 52,781 million. This also had effect on net assets of subsidiaries and respective non-controlling interests.

M — The consolidated statement of cash flows

M1 — Under IFRS, Finance income is reflected as a separate item within Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities.

M2 — Under IFRS, Finance costs are reflected as a separate item within Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities.

M3 — Under IFRS, Interest received is reflected as a separate item within Changes in working capital.

M4 — Under IFRS, Interest paid is reflected as a separate item within Changes in working capital.

M5 — Under IFRS, Income taxes paid are reflected as a separate item within Changes in working capital.

M6 — Under IFRS, Interest paid, capitalized is presented as a separate item. Under U.S. GAAP, it was reflected within Purchases of property, plant and equipment.

M7 — Under IFRS, overdrafts are accounted for as cash equivalents. Under U.S. GAAP, cash flows from overdrafts were included in cash flows from financing activity on a net basis.

N — Former related parties

Under U.S. GAAP (ASC 810 Consolidation), the Group determined certain Russian and foreign metallurgical plants and trading companies, which were formerly part of the Estar Group or controlled by the Estar Group shareholders (“the former Estar metallurgical plants”) as Variable Interest Entities (“VIEs”). The Group is not the primary beneficiary of the former Estar metallurgical plants and the former Estar metallurgical plants were defined as related parties in previously issued U.S. GAAP consolidated financial statements as of December 31, 2014 and January 1, 2014. While under IFRS 12 Disclosure of Interests in Other Entities, an

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

interest in an unconsolidated structured entity as defined by held by a reporting entity does not make the structured entity a related party to the reporting entity unless it would otherwise meet the definition of a related party (e.g. because the structured entity is an associate of the reporting entity). Accordingly, in the accompanying consolidated financial statements, the former Estar metallurgical plants are recognized as third parties. The main effects of this difference were as follows:

•	As of January 1, 2014, this difference affected Trade and other receivables (increase of RUB 1,138 million), Amounts due from related parties, net of allowance (decrease of RUB 1,574 million), Other current assets (increase of RUB 436 million), Trade and other payables (increase of RUB 2,476 million), and Amounts due to related parties (decrease of RUB 2,476 million);

•	As of December 31, 2014, this difference affected Trade and other receivables (increase of RUB 379 million), Amounts due from related parties, net of allowance (decrease of RUB 379 million), Trade and other payables (increase of RUB 828 million), and Amounts due to related parties (decrease of RUB 828 million);

•	This difference affected Allowance for doubtful accounts (increase of RUB 1,696 million) and Provision for amounts due from related parties (decrease of RUB 1,696 million) for the year ended December 31, 2014.

Other adjustments made by the Group to the U.S. GAAP amounts in order to meet IFRS requirements, which are not described above were insignificant.

Reconciliation of equity as of January 1, 2014 (date of transition to IFRS):

		U.S. GAAP	U.S. GAAP	U.S. GAAP component classified as discontinued	Changes in the presentation	Adjustments and reclassifications / remeasurements	IFRS
	Notes	Thousands of U.S. dollars	Millions of Russian rubles[1]	Note G
Assets

Current Assets
Cash and cash equivalents		272,936	8,927	52	—	—	8,979
Trade and other receivables	N,CP(1)	587,999	19,242	177	1,920	1,138	22,477
Due from related parties, net of allowance	N,CP(12)	56,792	1,859	—	(71)	(1,592)	196
U.S. GAAP — Deferred income taxes	K	25,092	821	323	—	(1,144)	—
Inventories	F,H	1,407,868	46,044	177	—	408	46,629
Income tax receivables	CP(2)	—	—	—	2,936	—	2,936
Other current financial assets	CP(3)	—	—	—	360	—	360
Other current assets	A,N,CP(1)- (3),CP(12)	439,624	14,327	94	(5,839)	(1,357)	7,225
U.S. GAAP — Current assets of discontinued operations	G	25,159	823	(823)	—	—	—

Total current assets		2,815,470	92,043	—	(694)	(2,547)	88,802

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

		U.S. GAAP	U.S. GAAP	U.S. GAAP component classified as discontinued	Changes in the presentation	Adjustments and reclassifications / remeasurements	IFRS
	Notes	Thousands of U.S. dollars	Millions of Russian rubles[1]	Note G
Non-current assets
Property, plant and equipment	C,E,F	6,726,116	220,107	4,772	—	1,374	226,253
Mineral licenses	E,F	1,293,470	42,334	64,724		(55,331)	51,727
Non-current financial assets	CP(14)	14,787	484	—	59	—	543
Investments in associates		7,604	249	—	—	2	251
Deferred tax assets	K	5,066	166	—	—	351	517
Goodwill		687,763	22,510	—	—	10	22,520
Other non-current assets	A, CP(14)	127,861	4,184	1,080	(59)	(2,724)	2,481
U.S. GAAP – Non-current assets of discontinued operations	G	2,156,373	70,576	(70,576)	—	—	—
Total non-current assets		11,019,040	360,610	—	—	(56,318)	304,292

Total assets		13,834,510	452,653	—	(694)	(58,865)	393,094

Equity and liabilities

Current liabilities
Interest-bearing loans and borrowings	CP(4),A,J	1,478,154	48,297	221	2,051	216,509	267,078
Trade and other payables	J,N, CP(7), CP(8),CP(9) CP(15)	929,375	30,393	956	8,757	11,867	51,973
Advances received	CP(12)	140,919	4,566	—	(302)	26	4,290
Due to related parties	N	106,943	3,500	—	—	(2,476)	1,024
Provisions	C,CP(6), CP(10), CP(15)	2,001	65	213	1,213	40	1,531
Pension obligations	D	18,578	607	59	—	211	877
Finance lease liabilities	J	122,754	4,018	2	—	6,789	10,809
Income tax payable	CP(11)	78,332	2,560	—	594	19	3,173
Tax payable other than income tax	CP(6), CP(11),CP(12)	264,861	8,672	440	(1,672)	—	7,440
U.S. GAAP —Dividends payable	CP(8)	3,293	108	—	(108)	—	—
U.S. GAAP — Deferred income taxes	K	37,775	1,236	—	—	(1,236)	—
U.S. GAAP — Accrued expenses and other current liabilities	CP(4), CP(7), CP(9), CP(10)	343,457	11,241	—	(11,227)	(14)	—
U.S. GAAP — Current liabilities of discontinued operations	G	57,781	1,891	(1,891)	—	—	—

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

		U.S. GAAP	U.S. GAAP	U.S. GAAP component classified as discontinued	Changes in the presentation	Adjustments and reclassifications / remeasurements	IFRS
	Notes	Thousands of U.S. dollars	Millions of Russian rubles[1]	Note G
Other current liabilities		—	—	—	—	29	29

Total current liabilities		3,584,223	117,154	—	(694)	231,764	348,224

Non-current liabilities
Interest-bearing loans and borrowings	A,J	7,513,277	245,904	227	—	(220,880)	25,251
Provisions	C	50,567	1,655	215	—	2,433	4,303
Pension obligations	D	104,525	3,412	1,552	—	(61)	4,903
Finance lease liabilities	J	296,875	9,717	—	—	(6,744)	2,973
Deferred tax liabilities	K	506,241	16,569	18,871	—	(17,965)	17,475
Other non-current liabilities	J	293,370	9,601	1,181	—	(7,329)	3,453
U.S. GAAP — Long-term liabilities of discontinued operations	G	673,591	22,046	(22,046)	—	—	—
Due to related parties		21	1	—	—	(1)	—

Total non-current liabilities		9,438,467	308,905	—	—	(250,547)	58,358

Total liabilities		13,022,690	426,059	—	(694)	(18,783)	406,582

Equity
Common shares		133,507	4,163	—	—	—	4,163
Preferred shares		25,314	833	—	—	—	833
Additional paid-in capital		834,118	25,591	—	—	—	25,591
Accumulated other comprehensive income (loss)	B,D	(47,601)	(12,844)	—	—	12,833	(11)
Accumulated deficit	B,D,L	(427,863)	(783)	—	—	(52,781)	(53,564)
Equity attributable to equity shareholders of Mechel PAO		517,475	16,960	—	—	(39,948)	(22,988)
Non-controlling interests	L	294,345	9,634	—	—	(134)	9,500

Total equity		811,820	26,594	—	—	(40,082)	(13,488)

Total equity and liabilities		13,834,510	452,653	—	(694)	(58,865)	393,094

[1]	At exchange rates from U.S. Dollar to Russian ruble as of January 1, 2014. The effect of translation from the functional currency to the presentation currency of the U.S. GAAP financial statements was reversed to arrive at the comparative U.S. GAAP amounts in Russian rubles.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Reconciliation of equity as of December 31, 2014:

		U.S. GAAP	U.S. GAAP	Changes in the presentation	Adjustments and reclassifications / remeasurements	IFRS
	Notes	Thousands of U.S. dollars	Millions of Russian rubles[2]
Assets

Current Assets
Cash and cash equivalents		70,800	3,983	—	—	3,983
Trade and other receivables	N,CP(1)	330,371	18,586	932	291	19,809
Due from related parties, net of allowance	N	9,303	523	—	(385)	138
U.S. GAAP — Deferred income taxes	K	91,223	5,132	—	(5,132)	—
Inventories	F,H	640,671	36,043	—	294	36,337
Income tax receivables	CP(2)	—	—	578	—	578
Other current financial assets	CP(3)	—	—	186	—	186
Other current assets	A, CP(1)-(3),CP(12)	238,314	13,407	(1,918)	(2,739)	8,750
U.S. GAAP — Current assets of discontinued operations	C,G	151,602	8,529	—	(8,529)	—

Total current assets		1,532,284	86,203	(222)	(16,200)	69,781

Assets of disposal group classified as held for sale	C,G	—	—	—	8,696	8,696
Non-current assets
Property, plant and equipment	C, F,I	3,944,427	221,266	—	3,033	224,299
Mineral licenses	F	719,951	40,503	—	(381)	40,122
Non-current financial assets	CP(14)	4,060	216	273	—	489
Investments in associates	CP(14)	6,142	346	(72)	—	274
Deferred tax assets	K	72,966	4,105	—	(2,667)	1,438
Goodwill		403,207	22,684	—	13	22,697
Other non-current assets	A, CP(14)	30,453	1,713	(201)	(50)	1,462

Total non-current assets		5,181,206	290,833	—	(52)	290,781

Total assets		6,713,490	377,036	(222)	(7,556)	369,258

Equity and liabilities

Current liabilities
Interest-bearing loans and borrowings	CP(4),A	6,678,549	375,725	14,615	(3,822)	386,518
Trade and other payables	N, CP(7), CP(8), CP(9), CP(15)	537,004	30,211	30,476	806	61,493
Advances received	CP(12)	81,599	4,591	(292)	(13)	4,286
Due to related parties	N	15,494	872	—	(828)	44
Provisions	C, CP(6), CP(10)	3,478	196	1,928	6	2,130
Pension obligations	D	18,656	1,050	—	22	1,072
Finance lease liabilities		270,980	15,245	—	(32)	15,213

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

		U.S. GAAP	U.S. GAAP	Changes in the presentation	Adjustments and reclassifications / remeasurements	IFRS
	Notes	Thousands of U.S. dollars	Millions of Russian rubles[2]
Income tax payable	CP(11)	31,444	1,769	1,272	(8)	3,033
Tax payable other than income tax	CP(6), CP(11),CP(12)	215,251	12,110	(2,489)	26	9,647
U.S. GAAP — Dividends payable	CP(8)	1,843	104	(104)	—	—
U.S. GAAP — Deferred income taxes	K	7,893	444	—	(444)	—
U.S. GAAP — Accrued expenses and other current liabilities	CP(4), CP(7), CP(9), CP(10)	811,345	45,645	(45,628)	(17)	—
U.S. GAAP — Current liabilities of discontinued operations	C,G	150,033	8,441	—	(8,441)	—
Other current liabilities		—	—	—	36	36

Total current liabilities		8,823,569	496,403	(222)	(12,709)	483,472

Liabilities of disposal group classified as held for sale	C,G	—	—	—	8,607	8,607
Non-current liabilities
Interest-bearing loans and borrowings	A	166,532	9,369	—	(23)	9,346
Provisions	C	43,712	2,459	—	539	2,998
Pension obligations	D	60,222	3,388	—	57	3,445
Finance lease liabilities		2,813	158	—	(12)	146
Deferred tax liabilities	K	179,987	10,126	—	(7,073)	3,053
Other non-current liabilities	CP(11)	81,288	4,557	(3,447)	47	1,157
Due to related parties	G	38	2	—	(2)	—
Income tax payable	CP(11)	—	—	3,447	—	3,447

Total non-current liabilities		534,592	30,059	—	(6,467)	23,592

Total liabilities		9,358,161	526,462	(222)	(10,569)	515,671

Equity
Common shares		133,507	4,163	—	—	4,163
Preferred shares		25,314	833	—	—	833
Additional paid-in capital		834,136	25,591	—	1	25,592
Accumulated other comprehensive income (loss)	B,D,E	972,381	17,162	—	(16,144)	1,018
Accumulated deficit	B,D,E,L	(4,763,413)	(205,805)	—	19,533	(186,272)
Equity attributable to equity shareholders of Mechel PAO		(2,798,075)	(158,056)	—	3,390	(154,666)
Non-controlling interests	L	153,404	8,630	—	(377)	8,253

Total equity		(2,644,671)	(149,426)	—	3,013	(146,413)

Total equity and liabilities		6,713,490	377,036	(222)	(7,556)	369,258

[2]	At exchange rate of 56.2584 RUB as of December 31, 2014. The effect of translation from the functional currency to the presentation currency of the U.S. GAAP financial statements was reversed to arrive at the comparative U.S. GAAP amounts in Russian rubles

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Reconciliation of consolidated statements of profit (loss) and other comprehensive income (loss) for the year ended December 31, 2014:

	Notes	U.S. GAAP	U.S. GAAP	Changes in the presentation	Adjustments and reclassifications / remeasurements	IFRS
		Thousands of U.S. dollars	Millions of Russian rubles[3]
Continuing operations
Revenue	G	6,405,767	243,893	—	99	243,992
Cost of goods sold	G,F,H	(4,031,657)	(152,546)	—	(511)	(153,057)

Gross profit		2,374,110	91,347	—	(412)	90,935

Selling and distribution expenses		(1,460,641)	(55,599)	—	(62)	(55,661)
Loss on write-off of property, plant and equipment		(17,395)	(661)	—	—	(661)
Impairment of goodwill and other non-current assets	E,F	(120,237)	(6,764)	—	(1,232)	(7,996)
Allowance for doubtful accounts	G,N	(37,968)	(1,459)	—	(2,212)	(3,671)
Taxes other than income taxes		(172,447)	(6,442)	—	(27)	(6,469)
Allowance for amounts due from related parties	N	(41,425)	(1,823)	—	1,697	(126)
Administrative and other operating expenses	C,F,D,CP(13)	(392,606)	(14,946)	(851)	(518)	(16,315)
Other operating income	CP(13)	—	—	851	—	851
U.S. GAAP — Accretion expenses	C	(4,963)	(191)	191	—	—
Total selling, distribution and operating expenses, net		(2,247,682)	(87,885)	191	(2,354)	(90,048)

Operating profit (loss)		126,428	3,462	191	(2,766)	887

Finance income		2,398	88	—	19	107
Finance costs	C,I,J	(793,228)	(30,532)	(191)	2,613	(28,110)
Foreign exchange gain (loss), net	A,I	(2,396,123)	(105,129)	—	1,953	(103,176)
Share of profit of associates		276	10	—	(3)	7
Other income	CP(16)	—	—	684	—	684
Other expenses	CP(16)	(9,613)	(796)	(684)	(6)	(1,486)

Total other income and (expense), net		(3,196,290)	(136,359)	(191)	4,576	(131,974)

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

	Notes	U.S. GAAP	U.S. GAAP	Changes in the presentation	Adjustments and reclassifications / remeasurements	IFRS
		Thousands of U.S. dollars	Millions of Russian rubles[3]
Loss before tax from continuing operations		(3,069,862)	(132,897)	—	1,810	(131,087)

Income tax benefit	K	183,908	9,187	—	(365)	8,822

Loss for the year from continuing operations		(2,885,954)	(123,710)	—	1,445	(122,265)

Discontinued operations
Loss after tax for the year from discontinued operations, net	G,E	(1,473,780)	(82,231)	—	70,529	(11,702)

Loss for the year		(4,359,734)	(205,941)	—	71,974	(133,967)

Attributable to:
Equity holders of the parent		(4,335,426)	(205,007)	—	72,303	(132,704)
Non-controlling interests	L	(24,308)	(934)	—	(329)	(1,263)
U.S. GAAP — Less: Dividends on preferred shares		(124)	(7)	—	—	(7)
U.S. GAAP — Net (loss) income attributable to common shares of Mechel PAO		(4,335,550)	(205,014)	—	72,303	(132,711)

[3]	The effect of translation from the functional currency to the presentation currency of the U.S. GAAP financial statements was reversed to arrive at the comparative U.S. GAAP amounts in Russian rubles, using those exchange rates which were previously applied in U.S. GAAP to translate operations from functional currency to U.S. dollar.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

		U.S. GAAP	U.S. GAAP	Changes in the presentation	Adjustments and Reclassifications / remeasurements	IFRS
	Notes	Thousands of U.S. dollars	Millions of Russian rubles[4]
Other comprehensive income		925,222	30,306	—	(29,136)	1,170
Other comprehensive income to be reclassified to profit or loss in subsequent periods, net of income tax:	E	925,222	30,306	—	(29,136)	1,170
Exchange differences on translation of foreign operations		923,929	30,304	—	(29,136)	1,168
Exchange differences on translation of disposal of subsidiaries		—	—	—	—	—
Net gain on available for sale financial assets		1,293	2	—	—	2

Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods		(21,889)	(302)	—	175	(127)

Re-measurement losses on defined benefit plans	D	(21,889)	(302)	—	175	(127)

Other comprehensive income for the year, net of tax		903,333	30,004	—	(28,961)	1,043

Total comprehensive loss for the year, net of tax		(3,456,401)	(175,937)	—	43,013	(132,924)

Attributable to:

Equity holders of the parent		(3,432,093)	(175,003)	—	43,328	(131,675)
Non-controlling interests		(24,308)	(934)	—	(315)	(1,249)

[4]	The effect of translation from the functional currency to the presentation currency of the U.S. GAAP financial statements was reversed to arrive at the comparative U.S. GAAP amounts in Russian rubles, using those exchange rates which were previously applied in U.S. GAAP to translate operations from functional currency to U.S. dollar.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Reconciliation of Consolidated Statement of Cash Flows for the year ended December 31, 2014:

		U.S. GAAP	U.S. GAAP	Adjustments and reclassifications / remeasurements	IFRS
	Notes	Thousands of U.S. dollars[5]	Millions of Russian rubles
Cash Flows from Operating Activities
Net loss[6]		(4,359,734)	(205,941)	71,974	(133,967)
Profit (loss) from discontinuing operations, net of income tax		1,473,780	82,231	(70,529)	11,702
Net loss from continuing operations		(2,885,954)	(123,710)	1,445	(122,265)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities:
Finance income	M1	—	—	(107)	(107)
Finance costs	M2	—	—	28,110	28,110
Other adjustments		2,739,002	118,978	(1,445)	117,533
Changes in working capital items:
Interest received	M3	—	—	22	22
Interest paid	M4	—	—	(14,963)	(14,963)
Income taxes paid	M5	—	—	(2,509)	(2,509)
Other operating cash flows		891,579	32,804	(10,553)	22,251
Net cash provided by operating activities		744,627	28,072	—	28,072
Cash Flows from Investing Activities
Purchases of property, plant and equipment	M6	(443,668)	(16,506)	5,141	(11,365)
Interest paid, capitalized	M6	—	—	(5,141)	(5,141)
Other investing cash flows		(28,628)	(1,233)	—	(1,233)
Net cash used in investing activities		(472,296)	(17,739)	—	(17,739)
Cash Flows from Financing Activities
Proceeds from borrowings		1,815,966	64,469	—	64,469
Repayment of borrowings	M7	(2,185,343)	(78,030)	269	(77,761)
Other financing cash flows		(69,112)	(2,728)	—	(2,728)
Net cash used in financing activities		(438,489)	(16,289)	269	(16,020)
Effect of exchange rate changes on cash and cash equivalents		(35,965)	1,051	(150)	901
Net decrease in cash and cash equivalents		(202,123)	(4,905)	119	(4,786)
Cash and cash equivalents at beginning of period	M7	274,539	8,979	(2,849)	6,130
Cash and cash equivalents at end of period	M7	72,416	4,074	(2,730)	1,344

[5]	The effect of translation from the functional currency to the presentation currency of the U.S. GAAP financial statements was reversed to arrive at the comparative U.S. GAAP amounts in Russian rubles, using the exchange rates which were previously applied in U.S. GAAP to translate operations from functional currency to U.S. dollar.
[6]	See Notes to reconciliation of statements of profit (loss) and other comprehensive income (loss) above.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

10.	Fair value measurement

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the consolidated financial statements:

		December 31, 2015		December 31, 2014		January 1, 2014
	Level	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Interest-bearing loans and borrowings
Floating rate loans	3	255,931	220,225	154,518	132,525	127,136	112,378
Bonds	1	16,684	13,398	15,284	7,168	24,883	19,876
Fixed rate loans	3	223,367	190,108	226,062	194,058	140,310	99,702

Total		495,982	423,731	395,864	333,751	292,329	231,956

Management assessed that the fair values of cash and short-term deposits, trade receivables, trade payables, bank overdrafts and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

Long-term loans and borrowings, other non-current liabilities: the fair values of other non-current liabilities are based on the present value of the anticipated cash flows and approximate carrying value.

Derivatives: the fair value of derivative financial instruments, including embedded derivatives, is based on quoted market prices. Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates. Option-based derivatives are valued using Black-Scholes models and Monte-Carlo simulations. The derivative financial instruments are recorded at their fair value at each reporting date.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

The movement of financial instruments measured at the fair value using unobservable inputs (Level 2 and 3) is presented below:

	Contingent consideration — Drilling Program	Swap transactions	Option
	Level 3	Level 2	Level 2
January 1, 2014	907	408	415

Remeasurement recognised in OCI	689	—	—
Loss on contingent consideration remeasurement	85	—	—
Disposal/Termination	—	(408)	(415)

December 31, 2014	1,681	—	—
Disposal/Termination	(1,681)	—	—

December 31, 2015	—	—	—

The contingent consideration resulted from the acquisition of the BCG Companies and measured at fair value is represented by the Drilling Program contingent consideration, which was calculated using estimated tonnage of coal in-place determined by the independent appraiser. The present value of this liability was determined using an 8% discount rate, stated in the agreement for actual settlement of contingent obligation, which represents the estimate of the amount that would have been paid if the Group had settled the liability at the balance sheet date. The contingent consideration was released on the date of transfer of the BCG Companies’ shares on February 12, 2015. As of December 31, 2014, the contingent consideration of RUB 1,681 million is included in Current liabilities of discontinued operations (Note 17).

Swap with VTB

On July 12, 2011, the Group entered into a non-deliverable cross currency RUB 5,000 million swap agreement with VTB Bank (Austria), which involved the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. The business objective of this instrument was to decrease the effective interest rate for a RUB 5,000 million bond via a positive net cash inflow from interest payments under the swap instrument according to the Group’s expectations about U.S. dollar and Russian ruble exchange rate fluctuations. The underlying instrument for the swap transaction is a RUB 5,000 million bond bearing interest at 10% p.a. and maturing on August 25, 2020 (put option date – September 1, 2015) issued by Mechel OAO on September 7, 2010. Under the terms of the agreement, VTB Bank pays interest of 10% p.a. at RUB 5,000 million notional amount, the Group pays interest of 5.69% p.a. on $176,000 thousand notional amount (RUB 5,772 million at exchange rate 32.7292 as of January 1, 2014). Interest is paid on a semi-annual basis with the first payment on March 2, 2012. On the termination date, August 28, 2015, VTB Bank pays to the Group the notional amount of RUB 5,000 million, and the Group pays to VTB Bank the notional amount of $176,000 thousand (RUB 5,772 million at exchange rate 32.7292 as of January 1, 2014). For the year ended December 31, 2014, a loss of RUB 4,654 million related to the change in the fair value and termination of this swap instrument was included in the net foreign exchange gain (loss) in the statements of profit (loss) and other comprehensive income (loss). On December 29, 2014, the swap agreement with VTB Bank (Austria) was terminated, and the liability was transferred to VTB Bank (PAO) in the amount of $101,912 thousand. As of December 31, 2014, the amount of RUB 5,733 million ($101,912 thousand at exchange rate as of December 31, 2014) due to VTB Bank

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

was recorded within Trade and other payables in the consolidated statement of financial position. In September 2015, the Group signed agreements with VTB Bank contemplating, among other things, extension of the loan tenures, decrease in the interest rates, revision of the collateral requirements and dismissal of all court proceedings, all of which becomes effective upon fulfilment of all conditions precedent and conditions subsequent. All conditions were fulfilled and the restructuring became effective in October 2015. As part of restructuring the outstanding liability of $107,703 thousand that remained from the swap agreement termination and related interest was converted to Russian rubles at spot rate of 64.65 rubles per U.S. dollar and repaid from the proceeds under the loan agreement signed between CMP and VTB Bank (PAO).

The Group accounts for the above mentioned swap instrument at fair value as a derivative instrument not designated or qualifying as a hedging instrument under IAS 39 Financial instruments: Recognition and Measurement. As of January 1, 2014, the fair value of this swap instrument was recorded in Other long-term liabilities in the amount of RUB 408 million. The fair value of the Group’s swap contract was valued based upon quotes obtained from counterparties to the agreements and is designated as Level 2. Such quotes had been derived using discounted cash flows analysis that incorporates observable market parameters for all significant inputs such as interest yield curves and currency rates.

Cross-currency options with Sberbank

In October 2012 and March 2013, SKCC entered into cross currency options with Sberbank. The options are contracted in respect of four facilities totaling to RUB 20,900 million for the purpose of working capital financing, falling due on October 6, 2017. The cross currency option creates an embedded derivative, which should be measured at fair value, bifurcated at inception from the host agreement and recorded as a liability. The fair value of the option is estimated using modified Black-Scholes model for barrier options. The liability under the host contract is recorded at amortized value, and the interest is accrued using the effective interest rate. The ruble-denominated facilities bear floating interest at 10.5%-11.5% p.a. When the underlying achieves the barrier value which was fixed at a level of 50.00 Russian rubles per 1 U.S. dollar, the liability under the host contract converts into cross-currency at a pre-determined strike exchange rate (RUB 6,500 million – at the exchange rate of 31.04 Russian rubles per 1 U.S. dollar, RUB 5,000 million — at the exchange rate of 30.80 Russian rubles per 1 U.S. dollar, RUB 1,500 million — at the exchange rate of 31.00 Russian rubles per 1 U.S. dollar, RUB 7,900 million — at the exchange rate of 30.64 rubles per 1 U.S. dollar) and a modified interest rate (minus 50bps to the original interest rate). Simultaneously, the interest rate is modified into floating 10.0%-11.0% p.a. After the triggering event, all future payments are made in U.S. dollars. The business objective of this instrument was the decrease in interest rate on the ruble-denominated facilities based on the Group’s expectations about U.S. dollar and ruble exchange rate fluctuations.

As of January 1, 2014, the fair value of this option was recorded in Other long-term liabilities in the amount of RUB 415 million. The fair value of the Group’s option contract was measured based upon quotes obtained from counterparties to the agreements and is designated as Level 2. Such quotes have been derived using discounted cash flows analysis that incorporates observable market parameters for all significant inputs such as interest yield curves and currency rates.

On December 1, 2014, the exchange rate reached the point of 50.00 Russian rubles per 1 U.S. dollar and the facilities were converted into U.S. dollar equivalent of $677,981 thousand (RUB 33,439 million) due to the termination of cross currency options with Sberbank. For the year ended December 31, 2014, a RUB 14,303 million loss related to conversion was included in the net foreign exchange gain (loss) in the statements of profit (loss) and other comprehensive income (loss). The Group accounted for the above mentioned option at fair value as a derivative instrument not designated or qualifying as a hedging instrument under IAS 39 Financial Instruments: Recognition and Measurement.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

11.	Financial assets and financial liabilities

11.1.	Financial liabilities: Interest-bearing loans and borrowings

The Group has the following principal and interest amounts outstanding for interest-bearing loans and bonds:

	Interest rate	December 31, 2015	Interest rate	December 31, 2014	Interest rate	January 1, 2014
	%		%		%
Short-term borrowings and current portion of long-term debt:
In Russian rubles
Banks and financial institutions	9.4-16.0	8,239	8.0-27.0	10,557	9.0-15.3	6,606
Bonds issue	—	—	13.5	2,705	—	—
Corporate lenders	6.7	65	6.4	64	8.3-10.0	78
Weighted average interest rate		12.9%		15.0%		9.4%

In U.S. dollars
Banks and financial institutions	8.0	310	—	—	2.3-8.0	5,269
Weighted average interest rate		8.0%				7.1%

In Euro
Banks and financial institutions	8.3	3,591	—	—	—	—
Corporate lenders	2.8	182	2.8	178	2.8	158
Weighted average interest rate		8.3%		2.8%		2.8%

In other currency
Banks and financial institutions	—	—	—	—	9.0-9.5	411
Corporate lenders	—	—	2.5	27	—	—
Current portion of long-term debt		431,812		358,372		252,504
Interest payable		27,269		13,093		2,052
Fines and penalties on overdue amounts		20,206		1,522		—

Total short-term borrowings and current portion of long-term Debt		491,674		386,518		267,078

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

	Interest rate	December 31, 2015	Interest rate	December 31, 2014	Interest rate	January 1, 2014
	%		%		%
Long-term debt:
In Russian rubles
Banks and financial institutions	10.1-17.0	134,786	10.1-35.6	124,452	7.5.-14.6	124,985
Bonds issue	2.0-15.0	16,551	8.4-13.0	17,376	8.3-13.0	42,639
Corporate lenders	6.7	5	6.4	4	3.9	8
Weighted average interest rate		12.9%		21.1%		10.9%

In U.S. dollars
Banks and financial institutions	1.8-8.0	260,212	1.6-10	202,721	1.7-10.9	91,272
Corporate lenders	—	—	—	—	5.1-9.0	448
Weighted average interest rate		8.0%		8.7%		6.6%

In Euro
Banks and financial institutions	0.8-5.7	24,566	0.8-5.7	23,163	1.1-6.8	18,387
Weighted average interest rate		4.5%		4.7%		3.1%

In other currency
Banks and financial institutions	—	—	—	2	8.5	16
Current part of long-term loans and borrowings		(431,812)		(358,372)		(252,504)

Total long-term debt		4,308		9,346		25,251

Aggregate scheduled maturities of the debt outstanding as of December 31, 2015, are as follows:

Payable by:
2016 (current portion)	491,674
2017	889
2018	1,101
2019	1,536
2020	782
Thereafter	—

Total	495,982

The unused portion under all credit facilities as of December 31, 2015, 2014 and January 1, 2014 was RUB 409 million, RUB 1,879 million and RUB 9,191 million, respectively.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

The outstanding balances of principal amount of short-term and long-term debt by denominated currencies and major banks as of December 31, 2015, 2014 and January 1, 2014 were as follows:

	December 31, 2015	December 31, 2014	January 1, 2014
Short-term and long-term debt

Russian ruble-denominated:
VTB	70,415	62,428	56,600
Gazprombank	33,639	33,726	32,477
Sberbank	32,141	32,503	39,476
Bonds	16,551	20,081	42,639
Uralsib	3,331	3,379	—
Eurasian Development Bank	1,767	2,101	2,334
Raiffeisen Bank	897	—	—
Other	905	940	790

Total	159,646	155,158	174,316

U.S. dollar-denominated:
Gazprombank	101,156	78,017	42,810
Pre-export facility	72,881	55,549	31,545
Sberbank	56,609	43,567	3,232
VEB	12,192	9,411	1,059
BNP	10,955	8,290	5,181
MCB	6,311	5,907	3,432
Alfa-bank	—	—	4,909
UniCredit Bank (former Bayerische Hypo-und-Vereinsbank)	—	—	1,647
Raiffeisen Bank	—	1,665	1,412
ING Bank	—	—	630
Uralsib	—	—	324
Other	418	315	808

Total	260,522	202,721	96,989

Euro-denominated:
BNP	11,505	9,547	6,563
VTB	4,098	1,910	1,473
BNL	3,364	2,811	1,989
UniCredit Bank (former Bayerische Hypo-und-Vereinsbank)	3,345	2,838	2,018
ING Bank	2,461	2,100	1,463
Raiffeisen Bank	475	406	332
Uralsib	—	—	1,574
Gazprombank	—	1,062	1,216
Other	3,091	2,667	1,917

Total	28,339	23,341	18,545

Denominated in other currencies:
Sberbank	—	—	341
Other	—	29	86

Total	—	29	427

Total short-term and long-term debt	448,507	381,249	290,277

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

(a)	Pre-export facility agreement

As of December 31, 2015, pre-export facility agreement bears interest at LIBOR plus 5.5% p.a. — 7.5% p.a. The increased interest rate is applied to the overdue amounts. The outstanding balances as of December 31, 2015, 2014 and January 1, 2014 were RUB 72,881 million ($999,970 thousand), RUB 55,549 million ($987,383 thousand) and RUB 31,545 million ($963,806 thousand), respectively.

As of December 31, 2015, the Group’s overdue principal amount and overdue interest on pre-export facility agreement amounted to RUB 38,049 million and RUB 3,857 million, respectively. The Group is currently negotiating the refinancing of this overdue amount with the syndicate of banks.

The fines and penalties on overdue amounts of RUB 28 million were recorded in Interest-bearing loans and borrowings in the consolidated statement of financial position as of December 31, 2015. The amount of RUB 165 million was recorded as Finance costs in the consolidated statements of profit (loss) and other comprehensive income (loss) for the year ended December 31, 2015.

(b)	VTB facilities

In September 2015, the new restructuring agreements between the Group and VTB were signed. On October 13, 2015, the restructuring became effective. The restructuring provided for an extension of the repayment grace period until April 2017 and the final maturity until April 2020 for the credit facilities of Mechel PAO, SKCC and Yakutugol in the total amount of RUB 62,098 million. In addition, in October 2015, VTB provided CMP with a new ruble-denominated long-term loan in the amount of RUB 8,000 million. Interest rate under the restructured agreements is set at the level of the Key Rate of the Central Bank of Russia plus 2.35% through January 6, 2018 and 2.99% afterwards.

The outstanding balances of the ruble-denominated facilities as of December 31, 2015, 2014 and January 1, 2014 were RUB 70,415 million, RUB 62,428 million and RUB 56,600 million, respectively, bearing interest at 9.42-13.4% p.a.

During 2010-2015, VTB provided euro-denominated long-term and short-term loans to the Group, bearing interest at 5.3%-8.3% p.a. The outstanding balances as of December 31, 2015, 2014 and January 1, 2014, were RUB 4,098 million, RUB 1,910 million and RUB 1,473 million, respectively.

As of December 31, 2015, the Group’s overdue principal amount on VTB credit facilities amounted to RUB 45 million. The fines and penalties on overdue amounts of RUB 10,6897 million were recorded in Interest-bearing loans and borrowings in the consolidated statement of financial position as of December 31, 2015. The amount of RUB 9,704 million was recorded as Finance costs in the consolidated statements of profit (loss) and other comprehensive income (loss) for the year ended December 31, 2015.

(c)	Gazprombank facilities

During 2011-2014, Gazprombank provided ruble-denominated long-term and short-term loans to the Group bearing interest at 9.8%-14% p.a. The outstanding balances as of December 31, 2015, 2014 and January 1, 2014 were RUB 33,639 million, RUB 33,726 million and RUB 32,477 million, respectively.

[7]	According to the restructuring terms, after the Group pays RUB 895 million by equal quarterly instalments within 36 months after October 13, 2015, penalties in the amount of RUB 9,761 million are to be cancelled.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

During 2009-2014, Gazprombank provided dollar-denominated long-term loans to the Group bearing interest at 5.9%-7.5% p.a. The outstanding balances as of December 31, 2015, 2014 and January 1, 2014 were RUB 101,156 million ($1,387,930 thousand), RUB 78,017 million ($1,386,752 thousand) and RUB 42,810 million ($1,308,025 thousand), respectively.

As of December 31, 2015, the Group’s overdue principal amount and overdue interest on Gazprombank credit facilities amounted to RUB 36,308 million and RUB 11,362 million, respectively. As of December 31, 2015, the Group was in process of restructuring of the overdue facilities. In the period from August through December 2015, the Group’s subsidiaries (SKCC, Yakutugol, CMP, Mechel Service, Mechel-Energo, BMP, Port Posiet, Mechel Coke and USP) signed amendments to their credit facility agreements with Gazprombank for a total amount of RUB 129,666 million (including loans denominated in U.S. dollars at exchange rate as of December 31, 2015), providing for an extension of the grace period until April 2020 and the final maturity until April 2022. The extension of the grace is subject to certain conditions, if they are not met the grace period will be moved to April 2017 and the final maturity to April 2020. Interest rate under restructured agreements is set at the level of the Central Bank of Russia rate plus 1.5% (subject to increase to 3.5% if certain conditions are not met). The restructuring under SKCC and Yakutugol facilities with the total balance of RUB 101,156 million became effective in January and March 2016.

The fines and penalties on overdue amounts of RUB 6,026 million were recorded in Interest-bearing loans and borrowings in the consolidated statement of financial position as of December 31, 2015. The amount of RUB 5,179 million was recorded as Finance costs in the consolidated statements of profit (loss) and other comprehensive income (loss) for the year ended December 31, 2015.

(d)	Sberbank facilities

As of December 31, 2015, the Group’s overdue principal amount and overdue interest on Sberbank credit facilities amounted to RUB 65,778 million and RUB 5,770 million, respectively.

The fines and penalties on overdue amounts of RUB 2,681 million were recorded in Interest-bearing loans and borrowings in the consolidated statement of financial position as of December 31, 2015. The amount of RUB 2,699 million was recorded as Finance costs in the consolidated statements of profit (loss) and other comprehensive income (loss) for the year ended December 31, 2015. Refer to Note 30 for details on the restructuring of the Sberbank facilities subsequent to December 31, 2015.

(e)	VEB facility

The Elgaugol’s outstanding balances under VEB credit facility as of December 31, 2015, 2014 and January 1, 2014 were RUB 12,192 million ($167,288 thousand), RUB 9,411 million ($167,288 thousand) and RUB 1,059 million ($32,342 thousand), respectively. As of December 31, 2015, the Group’s overdue principal amount and overdue interest payable on VEB credit facilities amounted to RUB 10,673 million ($146,438 thousand) and RUB 246 million ($3,369 thousand), respectively. The use of proceeds under the facility is limited to the development of the Elga coal project.

The fines and penalties on overdue amounts of RUB 18 million were recorded in Interest-bearing loans and borrowings in the consolidated statement of financial position as of December 31, 2015. The amount of RUB 9 million was recorded as Finance costs in the consolidated statements of profit (loss) and other comprehensive income (loss) for the year ended December 31, 2015.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

(f)	Bonds

On July 30, 2009, Mechel PAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of RUB 5,000 million. The interest rate for the current coupon period amounted to 2.0% p.a. The maturity date is July 21, 2016. The balance outstanding as of December 31, 2015 was RUB 1,761 million and is classified as current debt.

On September 7, 2010, Mechel PAO issued two 5,000,000 ruble-denominated bonds in an aggregate principal amount of RUB 10,000 million. The interest rate for the current coupon period amounted to 15.0% p.a. The maturity date is August 25, 2020. The balance outstanding as of December 31, 2015 was RUB 4,684 million. In October 2015 bonds were restructured and according to the restructuring terms RUB 445 million were classified as short-term debt and RUB 4,239 million were classified as long-term debt. According to the new payment schedule the amount of RUB 445 million should be paid in 2016, RUB 868 million — in 2017, RUB 1085 million — in 2018, RUB 1,520 million — in 2019 and the final payment in the amount of RUB 766 million should be made in 2020.

On February 22, 2011, Mechel PAO made two issues of 5,000,000 ruble-denominated bonds each in an aggregate principal amount of RUB 10,000 million. The interest rate for the current coupon period amounted to 8.0% p.a. The maturity date is February 9, 2021. The bondholders have an option to demand repayment of the bonds at par value starting August 18, 2016. The balance outstanding as of December 31, 2015 was RUB 826 million and is classified as current debt.

On June 9, 2011, Mechel PAO made two issues of 5,000,000 ruble-denominated bonds each in an aggregate principal amount of RUB 10,000 million. The interest rate for the current coupon period amounted to 8.4% p.a. The bondholders have an option to demand repayment of the bonds at par value starting June 6, 2016. The maturity date is May 27, 2021. The balance outstanding as of December 31, 2015 in the amount of RUB 5,981 million is classified as current debt.

On June 14, 2011, Mechel PAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of RUB 5,000 million. The interest rate for the current coupon period amounted to 8.4% p.a. The bondholders have an option to demand repayment of the bonds at par value starting June 9, 2016. The maturity date is June 1, 2021. The balance outstanding as of December 31, 2015 in the amount of RUB 3,299 is classified as current debt.

(g)	Other loans

Other loans represent ruble, U.S. dollar and euro-denominated long-term and short-term loans bearing interest at 0.8%-17% p.a. The outstanding balance under other loan agreements amounted to RUB 48,825 million as of December 31, 2015.

As of December 31, 2015, the Group’s overdue principal amount and overdue interest on other loans amounted to RUB 10,436 million and RUB 735 million, respectively. The fines and penalties on overdue amounts of RUB 764 million were recorded in Interest-bearing loans and borrowings in the consolidated statement of financial position as of December 31, 2015. The amount of RUB 769 million was recorded as Finance costs in the consolidated statements of profit (loss) and other comprehensive income (loss) for the year ended December 31, 2015.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

In 2012-2015, the Group negotiated revolving credit agreements providing for unrestricted borrowings up to RUB 26,581 million with several banks. These revolving credit lines allow the Group to withdraw, repay and re-draw in the agreed amounts, timing and number of times until the arrangement expires. Borrowings bear interest at 8.3-14.5% p.a., and are continuously renewable at the Group’s option for 1-2 years provided there is compliance with the terms of the agreement.

(h)	Pledges

In order to secure bank financings, the Group pledged shares in certain key subsidiaries, including 100%-1 share of Yakutugol, 75%+4 shares of SKCC, 66.66% of CMP, 50%+2 shares of common shares of BMP, 80%+3 shares of KMP, 62.5% of Mechel Mining, 80%-5 shares of USP, 33.33%+1 share of common shares of Izhstal, 25%+1 share of Port Posiet, 49% of Elgaugol, 25% of registered capital of Mecheltrans and 100% of registered capital of Fincom-invest OOO as of December 31, 2015. In addition, the pledge of 25% of BFP and 25% of Mechel Temryuk became effective in 2016.

As of December 31, 2015, 2014 and January 1, 2014, the carrying value of property, plant and equipment pledged under the loan agreements amounted to RUB 33,510 million, RUB 29,899 million and RUB 31,764 million, respectively (Note 18). Carrying value of inventories pledged under the loan agreements amounted to RUB 4,037 million, RUB 3,530 million and RUB 890 million as of December 31, 2015, 2014 and January 1, 2014, respectively. Accounts receivable pledged as of December 31, 2015, 2014 and January 1, 2014 amounted to RUB 273 million, RUB 383 million and RUB 393 million, respectively. Third party bonds of RUB 114 million as of December 31, 2014, were pledged under the loan agreements.

(i)	Covenants

The Group’s loan agreements contain a number of covenants and restrictions, which include, but are not limited to, financial ratios, maximum amount of debt, minimum value of shareholders’ equity and certain crossdefault provisions. The covenants also include, among other restrictions, limitations on: (1) indebtedness of certain companies in the Group; (2) amount of dividends in common and preferred shares; and (3) amounts that can be spent for capital expenditures, new investments and acquisitions. Covenant breaches if not waived generally permit lenders to demand accelerated repayment of principal and interest.

The Group was required to comply with the following ratios under the most significant loan agreements as of December 31, 2015:

Restrictive covenant	Requirement	Actual as of December 31, 2015
Mechel’s Adjusted Shareholders’ Equity, as defined in respective loan agreements	Greater than or equal to $3 billion (RUB 218,648 million at the December 31, 2015 exchange rate)	Negative RUB 42,384 million
Mechel’s EBITDA to Net Interest Expense	Shall not be less than 1.15:1.0	0.8:1.0
Mechel’s EBITDA to Consolidated Financial Expense	Shall not be less than 0.9:1.0	0.8:1.0
Mechel’s Net Borrowings	Not exceed $10 billion (RUB 728,827 million at the December 31, 2015 exchange rate)	RUB 492,903 million
Mechel’s Net Debt to EBITDA	Not exceed 9.75:1.0	11.2:1.0
Mechel’s Total Debt to EBITDA	Not exceed 9.5:1.0	11.2:1.0

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

As of December 31, 2015, the Group was not in compliance with all major Group’s restrictive financial covenants, except for the targeted amount of Net borrowings (Total debt). There was a default on payments of principal and interest in the amount of RUB 161,289 million and RUB 21,969 million, respectively. As a result, the long-term debt of RUB 175,743 million was reclassified to short-term liabilities as of December 31, 2015.

11.2.	Financial instruments risk management objectives and policies

The Group is exposed to foreign currency risk, credit risk and liquidity risk. Management reviews and agrees policies for managing each of these risks, which are summarised below.

Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability, but can also increase the risk of losses. The Company has procedures with the object of minimizing such losses such as maintaining sufficient cash and other highly liquid current assets to meet its liabilities as and when they fall due.

As of December 31, 2015, the Group was in breach of a number of financial covenants contained in the Group’s loan agreements, which led to cross-defaults under other loan and finance lease agreements, permitting the respective lenders under such other facilities to accelerate the payment of principal and interest under their loans.

The following tables show the remaining contractual maturities at the reporting date of the Group’s non-derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payment computed using contractual rates, or if floating, based on rates current at the reporting date) and the earliest the Group can be required to pay.

	Maturity
	On demand	Within 1 year	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years	Total
At December 31, 2015
Loans and borrowings, including interest payable	472,159	23,385	1,542	1,754	2,187	986	502,013
Finance lease liabilities	10,534	6,469	360	169	20	1	17,553
Trade and other payables	1,038	50,200	15	—	—	—	51,253

	Maturity
	On demand	Within 1 year	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years	Total
At December 31, 2014
Loans and borrowings, including interest payable	378,120	40,522	10,701	666	666	781	431,456
Finance lease liabilities	14,544	5,774	107	37	14	—	20,476
Trade and other payables	1,050	56,941	1,009	—	—	—	59,000
Contingent consideration	—	1,681	—	—	—	—	1,681

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

	Maturity
	On demand	Within 1 year	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years	Total
At January 1, 2014
Loans and borrowings, including interest payable	251,431	38,683	38,507	16,429	685	1,433	347,168
Finance lease liabilities	9,843	4,637	2,217	864	253	56	17,870
Trade and other payables	—	49,407	1,319	543	—	—	51,269
Contingent consideration	—	907	—	—	—	—	907
Derivative financial instruments	—	823	—	—	—	—	823

Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the reporting date.

The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Customer credit risk is managed by each subsidiary subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of a customer is assessed and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored.

The contractual credit period for sales of goods is varied from 30 to 60 days on average. No interest is charged on trade receivables.

An impairment analysis is performed at each reporting date on an individual basis for major clients. In addition, a large number of minor receivables are grouped into homogenous groups and assessed for impairment collectively. The calculation is based on actual incurred historical data.

The maximum exposure to credit risk arising from the Group’s financial assets is presented as follows:

	December 31, 2015	December 31, 2014	January 1, 2014
Restricted cash (excluding cash on hand)	62	72	—
Trade and other receivables	16,033	20,076	22,753
Other financial assets:	303	448	543
Promissory notes	218	204	2
Loans issued	72	102	410
Bonds	13	142	21
Deposits	—	—	110

Total	16,398	20,596	23,296

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Foreign currency risk

Foreign currency risk is the risk that the value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchanges rates. This risk arises when commercial transactions and recognised assets and liabilities are denominated in a currency different from the Group’s functional currency.

The Group undertakes transactions denominated in foreign currencies and consequently is exposed to foreign currency risk. Approximately 19% of the Group’s sales are denominated in U.S. dollars and 15% of the Group’s sales are denominated in Euro, 59% of the Group’s borrowings are denominated in U.S. dollars and 6% of the Group’s borrowings are denominated in Euro. The Group does not have formal arrangements to mitigate foreign currency risk. However, management of the Group believes that the foreign currency risk is partly mitigated for the Group by the situation where approximately 34% of total sales of the Group are denominated in U.S. dollars and Euro that reduces negative impact of changes in exchange rates for the Group’s borrowings and purchases denominated in foreign currencies, mostly in U.S. dollars. The Group does not currently use derivative instruments to manage exchange rate exposures.

The Group’s exposure at the reporting date to foreign currency risk arising from recognised assets and liabilities denominated in a currency other than the functional currency of the entity to which they relate to is set out in the table below:

	December 31, 2015	December 31, 2014	January 1, 2014
Assets and liabilities denominated in U.S. dollars:
Non-current assets	—	135	45
Long-term financial assets	—	135	45
Current assets	2,549	7,175	11,993
Receivables	1,399	5,235	4,831
Shor-term financial assets	—	138	13
Cash and cash equivalents	1,150	1,802	7,149
Long-term liabilities	—	—	(6,008)
Long-term loans and borrowings	—	—	(5,269)
Long-term payables	—	—	(536)
Long-term finance lease liability	—	—	(203)
Short-term liabilities	(301,442)	(236,214)	(108,372)
Short-term loans and borrowings	(279,905)	(207,419)	(92,440)
Short-term payables	(19,405)	(27,238)	(15,717)
Short-term finance lease liability	(2,132)	(1,557)	(215)

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

	December 31, 2015	December 31, 2014	January 1, 2014
Assets and liabilities denominated in Euro:
Non-current assets	—	11	21
Long-term financial assets	—	11	21
Current assets	3,096	2,263	2,323
Receivables	1,939	1,381	1,629
Shor-term financial assets	—	21	110
Cash and cash equivalents	1,157	860	584
Long-term liabilities	(97)	(207)	(210)
Long-term loans and borrowings	(64)	(178)	(158)
Long-term finance lease liability	(33)	(29)	(52)
Short-term liabilities	(30,705)	(25,632)	(19,906)
Short-term loans and borrowings	(28,544)	(23,423)	(18,497)
Short-term payables	(1,936)	(1,978)	(1,357)
Short-term finance lease liability	(225)	(231)	(52)

	December 31, 2015	December 31, 2014	January 1, 2014
Currency exchange rates
U.S. dollar	72.8827	56.2584	32.7292
Euro	79.6972	68.3427	44.9699

Sensitivity analysis

The table below demonstrates the Group’s sensitivity to a devaluation of the Russian ruble against U.S. dollar and Euro which management believes is an appropriate measure in the current market conditions and which would impact its operations:

	Change in U.S. dollar to Russian ruble exchange rate	Effect on profit before tax	Change in Euro to Russian ruble exchange rate	Effect on profit before tax
2014
	+30%	68,671	+30%	7,070
	-30%	(68,671)	-30%	(7,070)
2015
	+40%	119,557	+40%	11,082
	-15%	(44,834)	-15%	(4,156)

Interest rate risk

Interest rate risk is the risk that changes in floating interest rates will adversely impact the financial results of the Group. As of December 31, 2015, 2014 and January 1, 2014, the shares of the borrowings with floating rates in the total amount of the borrowings were 53% (incl. Mosprime — 0.2%, key rate of the Central Bank of Russia — 14%, Libor, Euribor and others — 39%), 39% (incl. Mospime – 12%, Libor, Euribor and others — 27%) and 43% (incl. Mosprime — 18%, Libor, Euribor and others — 25%), respectively.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

The table below demonstrates the Group’s sensitivity to change of floating rates.

	Increase/decrease in MosPrime (%)	Effect on profit before tax	Increase/decrease in LIBOR (%)	Effect on profit before tax	Increase/decrease in Euribor (%)	Effect on profit before tax
2014
	+9.32%	4,395	+0.02%	12	+0.07%	13
	-9.32%	(4,395)	-0.02%	(12)	-0.07%	(13)
2015
	+6%	3,312	+0.5%	662	+0.25%	62
	-5%	(2,760)	-0.12%	(159)	-0.25%	(62)

11.3.	Other current financial assets

In November 2011, the owners of the former Estar metallurgical plants and the Group entered into a loan agreement pursuant to which a loan of $944,530 thousand (RUB 28,433 million at exchange rate as of November 10, 2014) was granted by the Group. The loan consists of several tranches which bear interest at the range of 1-8.5% p.a. To secure the loan, shares in the major former Estar metallurgical plants (or shares in parent companies of such metallurgical plants) were pledged. The proceeds from this loan were used by the former Estar metallurgical plants to repay most of the accounts receivable owed to the Group. According to the loan agreement, in the event that the loan is not repaid at maturity (September 30, 2012), the Group was entitled to enforce the pledge over the pledged former Estar metallurgical plants assets and thereby take control of these assets subject to approval from the Russian Federal Antimonopoly Service.

In September 2012, the Group extended the term of the loan for additional nine months from October 1, 2012, the pledges and guarantees remained the same. From September through December 2012, the loan was partially repaid in the amount of $213,360 thousand (RUB 6,654 million at the average rate for the period from September till December 2012). To make this repayment, the owners of the former Estar metallurgical plants used the proceeds received by them from the Group for the sale of Cognor and proceeds under a security deposit, as discussed further below. During the year ended December 31, 2013, $5,000 thousand (RUB 154 million at exchange rate as of March 19, 2013) were repaid and the owners of the former Estar metallurgical plants returned the security deposit paid by the Group in the end of 2012 for the acquisition of some assets pledged under the loan agreement.

The Group evaluates the recoverability of the loan amount based on the fair value of the pledged assets which, as of December 31, 2015, 2014 and January 1, 2014, was RUB nil. This resulted in a $830,421 thousand (RUB 60,620 million at exchange rate as of December 31, 2015), $832,013 thousand (RUB 46,742 million at exchange rate as of December 31, 2014) and $888,015 thousand (RUB 29,064 million at exchange rate as of January 1, 2014) provision for doubtful accounts under this loan as of December 31, 2015, 2014 and January 1, 2014, respectively. The Group has not taken possession of assets provided as collateral because these entities are burdened with substantial amount of debt.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

12.	Cash and cash equivalents

	December 31, 2015	December 31, 2014	January 1, 2014
Cash and cash equivalents from continuing operations:
Cash on hand	8	67	63
Cash at banks, including
in Russian rubles	628	922	723
in U.S. dollars	1,150	1,802	7,149
in Euro	1,157	860	584
in other currencies	135	312	301
Other cash and cash equivalents	1	20	159

Total cash and cash equivalents from continuing operations	3,079	3,983	8,979

Cash and cash equivalents of discontinued operations (Note 17)	—	91	—

Total cash and cash equivalents	3,079	4,074	8,979

For the purpose of the statement of cash flows, bank overdrafts are deducted from cash and cash equivalents in the amount of RUB 2,188 million, RUB 2,730 million and 2,849 million as of December 31, 2015, 2014 and January 1, 2014.

As of December 31, 2015, 2014 and January 1, 2014, short-term deposits in the amount of RUB nil, RUB 1,483 million and RUB 6,506 million with original maturities of less than 90 days were included in bank accounts in U.S. dollars, Russian rubles and other currencies, respectively. The following table presents the Group’s deposits with maturity of less than 3 months:

	December 31, 2014	January 1, 2014
in Russian rubles	363	237
in U.S. dollars	1,100	6,251
in other currencies	20	18

Total short-term deposits	1,483	6,506

As of December 31, 2015, 2014 and January 1, 2014, the amount of RUB 62 million, RUB 72 million and RUB nil, respectively, was restricted for use by regulatory requirements.

As of December 31, 2015, 2014 and January 1, 2014, the Group had available RUB 409 million, RUB 1,879 million and RUB 9,191 million, respectively, of undrawn committed borrowing facilities.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

13.	Trade and other receivables

	December 31, 2015	December 31, 2014	January 1, 2014
Trade receivables	26,834	31,221	29,776
Domestic customers	22,332	23,842	24,126
Foreign customers	4,502	7,379	5,650
Other receivables	5,495	3,093	4,677
Total trade and other receivables	32,329	34,314	34,453
Less allowance for doubtful accounts	(16,348)	(14,505)	(11,976)

Total accounts receivable, net	15,981	19,809	22,477

As of December 31, the ageing analysis of trade receivables is as follows:

	December 31, 2015	December 31, 2014	January 1, 2014
Total receivables	32,329	34,314	34,453
Past due but not impaired:
< 30 days	2,181	1,908	1,664
30–60 days	618	623	377
61–90 days	241	332	406
91–180 days	248	346	698
181–365 days	326	557	345
> 1 year	613	293	182

Total past due, but not impaired:	4,227	4,059	3,672

Receivables that were past due but not impaired amounted to RUB 4,227 million as of December 31, 2015, RUB 4,059 million as of December 31, 2014, RUB 3,672 million as of January 1, 2014. Based on past experience, management believes that no allowance is necessary in respect of receivables that were past due but not impaired as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

As of December 31, 2015, trade and other receivables with an initial carrying value of RUB 16,348 million (December 31, 2014: RUB 14,505 million, January 1, 2014: RUB 11,976 million) were impaired and fully provided for. See below for the movements in the allowance for doubtful accounts:

Total
At January 1, 2014	(11,976)

Charge for the year	(3,076)
Utilised /Unused amounts reversed	—
Disposal of subsidiaries	153
Reclassified in assets of disposal group held for sale	9
Exchange rate difference	385

At December 31, 2014	(14,505)

Charge for the year	(1,109)
Utilised /Unused amounts reversed	261
Disposal of subsidiaries	10
Reclassified in assets of disposal group held for sale	24
Exchange rate difference	(1,029)

At December 31, 2015	(16,348)

14.	Related party disclosures

Note 1 provides information about the Group’s structure, including details of the subsidiaries and the holding company. The following table provides the total amount of transactions that have been entered into with the related parties in 2014 and 2015.

	2015			2014
	Purchases	Sales	Other loss (income)	Purchases	Sales	Other loss (income)
Associates	199	80	28	284	91	(2)
Controlling shareholders and entities under control of the Group’s Controlling shareholders	261	37	(23)	94	25	133

Total	460	117	5	378	116	131

As of December 31, the Group had the following balances in settlement with related parties:

	December 31, 2015			December 31, 2014			January 1, 2014
	Receivables from	Payables to	Total outstanding, net	Receivables from	Payables to	Total outstanding, net	Receivables from	Payables to	Total outstanding, net
Associates	8	(50)	(42)	59	(44)	15	50	(61)	(11)
Controlling shareholders and entities under control of the Group’s Controlling shareholders	88	(28)	60	79	—	79	146	(963)	(817)

Total	96	(78)	18	138	(44)	94	196	(1,024)	(828)

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

(a)	Transactions with the associates

The Group’s associates provide to the Group’s subsidiaries transportation and auto repair services. During the years ended December 31, 2015 and 2014, the Group purchased from its associates transportation services in the amounts of RUB 105 million and RUB 166 million, respectively, and repair services in the amounts of RUB 94 million and RUB 86 million, respectively.

(b)	Controlling shareholders and entities under control of the Group’s Controlling shareholders

As of December 31, 2015, 2014 and January 1, 2014, the amounts of accounts receivable fully covered by the allowance included amounts receivable of RUB 24,035 million, RUB 24,254 million and RUB 15,386 million, respectively, described below. In December 2013, the Group, related party (an entity wholly owned by the Controlling Shareholder) and the former Estar metallurgical plants signed an assignment agreement. Under that agreement, the Group assigned to its related party the right to collect amounts due from the former Estar metallurgical plants, and the related party is to repay this amount to the Group through November 2017.

As of January 1, 2014, the Group had accounts payables to the Controlling Shareholder in the amount of RUB 964 million. In November 2013, the Group purchased 1.31% of Mechel Mining OAO from the Controlling Shareholder for consideration of RUB 1,895 million. The transaction was accounted for as an equity transaction. The Group has 99.999995% of voting shares of Mechel Mining OAO as of January 1, 2014.

The outstanding cash balance in Coalmetbank was RUB 1,580 million and RUB 2,183 million as of December 31, 2015 and December 31, 2014, respectively.

(c)	Compensation to key management personnel

The total compensation to key management personnel was included in general and administrative expenses in the accompanying consolidated statements of profit (loss) and other comprehensive income (loss) and consisted of the short-term employee benefits in the amount of RUB 481 million and RUB 291 million in the year ended December 31, 2015 and 2014, respectively. There are no share-based payments to key management personnel. The Group’s directors and executive officers are also provided with voluntary medical insurance and the use of wireless services.

15.	Inventories

	December 31, 2015	December 31, 2014	January 1, 2014
Raw materials	11,496	10,553	13,377
Work in progress	5,769	5,843	6,742
Finished goods and goods for resale	17,924	19,941	26,510

Total inventories at the lower of cost and net realizable value	35,189	36,337	46,629

During 2015, RUB 1,003 million (2014: RUB 1,360 million) was recognised as an expense within cost of goods sold for inventories carried at net realisable value. The amount of inventories recognised as an expense during the period was RUB 100,577 million for 2015 (2014: RUB 99,934 million).

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

16.	Other current and non-current assets

	December 31, 2015	December 31, 2014	January 1, 2014
Other current assets:
Input VAT and other taxes recoverable	2,976	4,569	4,371
Prepayments and advances for materials	3,545	2,605	2,525
Other current assets	1,606	1,576	329

Total prepayments and other current assets	8,127	8,750	7,225

	December 31, 2015	December 31, 2014	January 1, 2014
Other non-current assets:
Deferred assets from sale and lease back	339	372	359
Advance payment to non-state pension fund	462	565	562
Long-term prepayments	1	1	6
Prepaid bonds	—	—	184
Prepaid royalties	—	—	904
Other non-current assets	441	524	466

Total other non-current assets	1,243	1,462	2,481

Generally in Russia, VAT related to sales is payable to the tax authorities on an accrual basis based upon invoices issued to the customer. VAT incurred on purchases may be reclaimed, subject to certain restrictions, against VAT related to sales.

As of December 31, 2015, 2014 and January 1, 2014, advanced payments of RUB 462 million, RUB 565 million and RUB 562 million were made by Yakutugol in terms of agreed pension benefit program to Mechel Fund non-state pension funds (Note 24).

Provision for advances issued of RUB 355 million and RUB 595 million was included in Allowance for doubtful accounts in the Statement of profit (loss) and other comprehensive income (loss) for the years ended December 31, 2015 and 2014.

17.	Discontinued operations

BCG Companies

In December 2014, the Group entered into an agreement with a third party to sell 100% of the shares of the BCG Companies. The binding agreement was signed on February 12, 2015. The total consideration for the sale of the BCG Companies under the shares sale agreement consists of: (1) an immediate cash payment of $5,000 thousand (RUB 330 million at exchange rate of 66.0585 RUB/USD as of February 12, 2015); (2) future royalty payments on coal mined and sold in the amount of 3.00 U.S. dollars (RUB 198.2 at exchange rate of 66.0585 RUB/USD as of February 12, 2015) per short ton, capped at $150,000 thousand (RUB 9,909 million at

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

exchange rate of 66.0585 RUB/USD as of February 12, 2015); (3) a portion of a sale price in case of any future sale of the BCG Companies and/or its assets, amounting to 12.5% or 10% of the total consideration if the sale transaction closed within, respectively, five or ten years of the sale to the buyer. The fair value of future royalty payments and portion of selling price in case of future resale of the BCG Companies was assessed by the Group as RUB nil at the date of sale.

The contingent consideration arising upon the acquisition of the BCG Companies of $29,936 thousand (RUB 1,681 million at exchange rate as of December 31, 2015 and RUB 1,977 million at exchange rate of 66.0585 RUB/USD as of February 12, 2015), which depends on the results of additional geological researches of reserves (“Drilling Program”), was released on the date of transfer of shares of February 12, 2015. The Group incurred expenses of $3,415 thousand (RUB 226 million at exchange rate of 66.0585 RUB/USD as of February 12, 2015) related to consulting services from third party banks in connection with the sale. The disposal of the BCG Companies is aligned with the revised strategy aimed at restructuring the Group’s assets and development of its core businesses.

The results of operations of BCG Companies are included in the consolidated financial statements as discontinued operations for the period ended December 31, 2014.

Following the classification of the BCG Companies as held for sale, the fair value less costs to sell of net assets was determined in accordance with requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. As a result, the impairment loss of RUB 11,653 million was recognised as a loss on discontinued operations for the year ended December 31, 2014 (including RUB 669 million related to Property, plant and equipment and RUB 10,934 million related to Mineral licenses and RUB 50 million related to other assets).

The results of the BCG Companies presented as discontinued operations in the statements of profit (loss) and comprehensive income (loss) were as follows:

	2015	2014
Revenue	—	389
Cost of goods sold	—	(629)

Gross profit	—	(240)

Selling and distribution expenses	—	(10)
Administrative and other operation expenses	—	(864)
Other operating income	—	(207)
Finance costs	—	(146)
Total other income (expense), net	(34)	64
Impairment loss recognised on the remeasurement to fair value less costs to sell	—	(11,653)

Loss before tax from discontinued operations	(34)	(13,056)

Tax benefit:
Related to current pre-tax profit (loss)	—	(85)
Transfer of cumulative translation adjustment due to disposal of discontinued operations	798	—

Profit (loss) for the year from discontinued operations	764	(13,141)

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

The major classes of assets and liabilities of the BCG Companies classified as held for sale were as follows:

	At February 12, 2015	At December 31, 2014
Assets
Cash and cash equivalents	—	91
Trade and other receivables	139	118
Other current assets	251	212
Other non-current assets	2,263	1,919
Property, plant and equipment	428	363
Mineral licenses	7,065	5,993

Assets of disposal group classified as held for sale	10,146	8,696

Liabilities
Trade and other payables	2,297	2,026
Provisions	845	716
Pension obligations	3,650	3,097
Interest-bearing loans and borrowings	727	617
Other non-current liabilities	555	470

Liabilities of disposal group classified as held for sale	8,074	6,926

Net assets directly associated with disposal group	2,072	1,770

The net cash flows incurred by the BCG Companies are as follows:

	For the period from January 1 till February 12, 2015	For the year ended December 31, 2014
Operating	(91)	(738)
Investing	—	(17)
Financing	—	(105)

Net cash outflow	(91)	(860)

SUNP

On 25 May 2013, according to the decision on the closure of the plant the Group approved the plan of staff curtailment. The number of SUNP’s personnel was reduced to 274 workers as of January 1, 2014. As of December 31, 2014, the number of personnel increased to 315 workers due to cease of third parties security services and redirection of these functions to SUNP’s internal employees as part of the Group’s efforts to reduce SUNP’s costs.

The impairment of property, plant and equipment and nickel mineral license of RUB 2,600 million as of January 1, 2014 was recognised to reduce the carrying amount of the assets and liabilities of SUNP to their realizable value. The impairment of goodwill in the amount of RUB 184 million was recognised as of January 1, 2014.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

The results of SUNP presented as discontinued operations in the consolidated statement of profit (loss) and other comprehensive income (loss) were as follows for the years ended:

	December 31, 2015	December 31, 2014
Revenue	69	66
Cost of goods sold	(51)	(45)

Gross profit	18	21

Selling and distribution expenses	—	(1)
Administrative and other operating expenses	(115)	(133)
Other operating income	31	296
Finance costs	(30)	(32)
Other income	154	1,288

Profit for the year from discontinued operations	58	1,439

18.	Property, plant and equipment

	Land	Buildings and constructions	Operating machinery and equipment	Transportation vehicles	Other equipment	Construction- in-progress	Mining plant and equipment	Railway Ulak-Elga	Total
Cost
At January 1, 2014	3,210	64,226	107,481	29,810	1,331	109,730	15,193	—	330,981

Additions	—	786	2,467	137	13	19,794	488	—	23,685
Assets of disposal group held for sale/Discontinued operations	(130)	(99)	(13,496)	(254)	(33)	(93)	(1,579)	—	(15,684)
Change in rehabilitation provision	—	(225)	—	—	—	—	(496)	—	(721)
Transfers	3	8,249	15,523	1,814	49	(25,627)	(11)	—	—
Disposals	(318)	(1,205)	(3,192)	(705)	(203)	(1,308)	(129)	—	(7,060)
Exchange differences	357	1,845	6,159	100	142	42	643	—	9,288

At December 31, 2014	3,122	73,577	114,942	30,902	1,299	102,538	14,109	—	340,489

Additions	—	417	1,052	508	29	4,249	719	—	6,974
Change in rehabilitation provision	—	49	—	—	—	—	232	—	281
Transfers	59	4,886	1,607	171	24	(78,565)	14	71,804	—
Disposals	(10)	(474)	(3,196)	(1,170)	(156)	(1,378)	(156)	—	(6,540)

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

	Land	Buildings and constructions	Operating machinery and equipment	Transportation vehicles	Other equipment	Construction- in-progress	Mining plant and equipment	Railway Ulak-Elga	Total
Exchange differences	142	(190)	(174)	(12)	40	(8)	—	—	(202)

At December 31, 2015	3,313	78,265	114,231	30,399	1,236	26,836	14,918	71,804	341,002

Depreciation and impairment
At January 1, 2014	(98)	(24,141)	(63,885)	(11,749)	(903)	(47)	(3,905)	—	(104,728)

Depreciation charge	—	(4,593)	(7,693)	(2,718)	(170)	—	(227)	—	(15,401)
Disposals	—	395	2,650	565	186	—	126	—	3,922
Assets of disposal group held for sale	109	88	12,756	245	28	81	1,345	—	14,652
Impairment	(124)	(2,414)	(5,345)	(82)	(15)	(16)	—	—	(7,996)
Exchange differences	(17)	(245)	(5,605)	(69)	(105)	(35)	(563)	—	(6,639)

At December 31, 2014	(130)	(30,910)	(67,122)	(13,808)	(979)	(17)	(3,224)	—	(116,190)

Depreciation charge	—	(5,008)	(5,627)	(2,745)	(56)	—	(218)	(334)	(13,988)
Disposals	9	396	2,619	1,092	146	16	54	—	4,332
Reversal of impairment/(Impairment)	67	(485)	1,331	6	(4)	(931)	—	—	(16)
Exchange differences	(5)	430	280	39	(40)	—	—	—	704

At December 31, 2015	(59)	(35,577)	(68,519)	(15,416)	(933)	(932)	(3,388)	(334)	(125,158)

Net book value
At January 1, 2014	3,112	40,085	43,596	18,061	428	109,683	11,288	—	226,253

At December 31, 2014	2,992	42,667	47,820	17,094	320	102,521	10,885	—	224,299

At December 31, 2015	3,254	42,688	45,712	14,983	303	25,904	11,530	71,470	215,844

According to the results of the impairment analysis of non-current assets, impairment losses of RUB 16 million and RUB 7,996 million were recognized by the Group for the years ended December 31, 2015 and 2014, respectively (Note 19).

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Assets under construction

As of December 31, 2015, 2014 and January 1, 2014, construction-in-progress included advances issued for acquisition of property, plant and equipment in the amounts of RUB 544 million, RUB 1,700 million and RUB 1,986 million, respectively.

In 2015, the Group transferred the railway from the Elga coal deposit to Ulak station from Construction-in-progress in the amount of RUB 71,804 million, put it into exploitation and commenced its depreciation.

Property pledged to the bank as security

Certain property, plant and equipment have been pledged to secure bank loans and borrowings granted to the Group:

	December 31, 2015	December 31, 2014	January 1, 2014
Net book value	33,510	29,899	31,764

Finance leases

The Group leases machinery and equipment and transport under a number of finance lease agreements. At the end of the term of the lease, the Group obtains ownership of the assets or has an option to purchase leased assets at a bargaining price.

	December 31, 2015	December 31, 2014	January 1, 2014
Net book value — Operating machinery and equipment	4,253	4,119	4,040
Net book value — Transportation vehicles	12,332	14,021	15,056

Capitalised borrowing costs

The amount of borrowing costs capitalised during the year ended December 31, 2015 was RUB 1,954 million (2014: RUB 9,254 million). The rate used to determine the amount of borrowing costs eligible for capitalisation was 15.02% (2014: 12.04%), which is the average rate of the borrowings.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

19.	Impairment of goodwill and other non-current assets

As of December 31, 2015, 2014 and January 1, 2014, the Group performed an impairment analysis of goodwill and other non-current assets on the level of cash generating units (CGU). The Group considers the relationship between market capitalization and its book value, among other factors, when reviewing for indicators of impairment. Goodwill acquired through business combinations has been allocated to CGUs for impairment testing as follows (before impairment write-downs):

		Goodwill
Cash generating units	Segment	December 31, 2015	December 31, 2014	January 1, 2014
Yakutugol	Mining	13,399	13,399	13,399
Southern Kuzbass Power Plant	Power	3,827	3,827	3,827
Bratsk Ferroalloy Plant	Steel	2,930	2,930	2,930
Kuzbass Power Sales Company	Power	1,026	1,026	1,947
Port Posiet	Mining	756	756	756
Chelyabinsk Metallurgical Plant	Steel	672	547	370
Southern Kuzbass Coal Company	Mining	143	143	143
Mechel Temryuk	Mining	69	69	69
Ekos-plus	Mining	—	—	133
WNL Staal	Steel	—	—	74
Ramateks	Steel	—	—	74
Mechel Transport	Steel	—	—	52

Total		22,822	22,697	23,774

As of December 31, 2015, 2014 and January 1, 2014, the recoverable amount of CGUs except for WNL, Ramateks and Mechel Transport was determined based on value in use. The material assumptions that drive the value in use are represented by projected prices, sales volumes, discount rates. Some of these assumptions materially deviate from the Group’s historical results primarily due to the market downturns and economic slowdowns in the recent years in Russia. All these material assumptions are based on the Group’s projections and are subject to risk and uncertainty. Recoverable amount of WNL, Ramateks and Mechel Transport was determined based on fair value less cost to sell.

The forecasted period for non-mining subsidiaries of the Group was assumed to be five years to reach stabilized cash flows, and the value beyond the forecasted period was based on the terminal growth rate of 2.5% as of December 31, 2014 and January 1, 2014. As of December 31, 2015, the value beyond the forecasted period was based on the terminal growth rates of 2%-3.7%. For mining subsidiaries of the Group the forecasted period was based on the remaining life of the mines.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Discount rates used in the impairment test for goodwill and non-current assets were estimated in nominal terms on the weighted average cost of capital basis. Inflation and discount rates, range of discount rates, estimated for each year for the forecasted period, are as follows:

	Forecast period, years
At January 1, 2014	2014	2015	2016	2017	2018
Inflation rate in Russia	5%	5%	4%	4%	4%
Inflation rate in USA	2%	2%	2%	2%	2%
Inflation rate in Europeans countries	3%	4%	4%	3%	3%
Discount rate, %	10,5%-14,5%	11,5%-15,9%	11,9%-16,6%	11,2%-16,5%	11,2%-15,5%

For the year ends December 31, 2014	2015	2016	2017	2018	2019
Inflation rate in Russia	12%	6%	5%	5%	5%
Inflation rate in Europeans countries	3%	3%	3%	4%	3%
Discount rate, %	14,6%-18,0%	14,2%-17,5%	13,9%-17,1%	13,2%-17,6%	7,9%-14,0%

For the year ends December 31, 2015	2016	2017	2018	2019	2020
Inflation rate in Russia	7,5%	5,6%	5,2%	4,6%	4,3%
Inflation rate in Europeans countries	2,6%	2,6%	2,4%	2,3%	2,3%
Discount rate, %	8,5%-18,9%	8,5%-18,9%	8,5%-18,9%	8,5%-18,9%	8,5%-18,9%

For CGUs which cash flows relate to mineral assets, future cash flows include estimates of recoverable minerals that will be obtained from proven and probable reserves, mineral prices (considering current and historical prices, price trends and other related factors), production levels, capital and reclamation costs, all based on the life of mine models prepared by the Group’s engineers. The Group believes that the values assigned to key assumptions and estimates represent the most realistic assessment of future trends.

Impairment of goodwill

According to the results of the impairment analysis of goodwill, an impairment loss as of January 1, 2014 was recognised in the following CGUs:

Cash generating units	Impairment loss on goodwill at January 1, 2014
Kuzbass Power Sales Company (KPSC)	921
Ekos-plus	133
WNL Staal	74
Ramateks	74
Mechel Transport	52

Total	1,254

The remaining carrying value of the goodwill for KPSC where the Group recorded goodwill impairment as of January 1, 2014 was RUB 1,026 million. The remaining carrying value of goodwill for Ekos-plus, WNL Staal, Ramateks and Mechel Transport was RUB nil.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

According to the results of the impairment analysis, no impairment of goodwill was identified as of December 31, 2014.

According to the results of the impairment analysis of goodwill, an impairment loss as of December 31, 2015 was recognised in the following CGUs:

Cash generating units	Impairment loss on non-current assets at December 31, 2015
Southern Kuzbass Power Plant (SKPP)	1,444

Total	1,444

Impairment of goodwill at Southern Kuzbass Power Plant (SKPP) was identified due to change in structure of raw materials and usage of steam coal instead of lean grade coal with low oxidation rate from SKCC. The remaining carrying value of the goodwill of SKPP was RUB 2,383 million as of December 31, 2015.

Impairment of non-current assets

According to the results of the impairment analysis of Non-current assets, an impairment loss accumulated as of January 1, 2014 was recognised in the following reporting units:

Cash generating units	Impairment loss on non-current assets at January 1, 2014
BCG Companies	59,039
DEMP	5,162
Ekos-plus	64

Total	64,265

The remaining carrying value of non-current assets after recognition of impairment loss as of January 1, 2014 was RUB 10,596 million for the BCG Companies, RUB 1,637 million for DEMP and RUB 85 million for Ekos-plus. Impairment loss of the BCG Companies relates to property, plant and equipment in the amount of RUB 4,177 million and mineral assets in the amount of RUB 54,862 million and is conditioned by the decreased global coal prices and relatively high production costs which led to lower production volumes. As of December 31, 2014, the BCG Companies were recognised as discontinued operations (Note 17).

Impairment loss on non-current assets of DEMP in the amount of RUB 5,162 million was calculated by comparison of the carrying value of DEMP and its fair value less cost to sell determined based on the binding offer from a third party to acquire 100% of the shares of DEMP for the consideration of $80,000 thousand (RUB 2,618 million at exchange rate as of January 1, 2014). The amount of $20,000 thousand (RUB 656 million at exchange rate as of January 1, 2014) was planned to be paid as of the date of disposal. The remaining balance of $60,000 thousand (RUB 1,962 million at exchange rate as of January 1, 2014) was to be paid within two years after the disposal date under the interest-free loan agreement. Further negotiations on the sale of DEMP were suspended and deal was cancelled. Impairment loss of DEMP mainly related to property, plant and equipment in the amount of RUB 5,129 million.

Impairment loss of Ekos-plus relates to property, plant and equipment in the full amount of RUB 64 million. The remaining carrying value of property, plant and equipment of Ekos-plus as of January 1, 2014 was RUB 85 million.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

According to the results of the impairment analysis, impairment of non-current assets was identified for the following CGUs as of December 31, 2014:

Cash generating units	Impairment loss on non-current assets at December 31, 2014
Izhstal	6,669
DEMP	1,283
MS Romania	63

Total	8,015

The carrying value of non-current assets after impairment loss of Izhstal was written to RUB nil as of December 31, 2014. Impairment loss of Izhstal mainly relates to property, plant and equipment in the amount of RUB 6,666 million. The carrying value of non-current assets after impairment loss of DEMP was written down to nil as of December 31, 2014. Impairment loss was recognised in the amount of RUB 1,283 million (including RUB 1,279 million on property, plant and equipment) as of December 31, 2014 due to the existing uncertainty in the economic and political situation in Ukraine. Fair value less cost to sell of MS Romania was determined on the base of valuation reports of property. The remaining carrying value of property, plant and equipment of MS Romania after impairment loss was RUB 239 million as of December 31, 2014.

Based on comparison of carrying value and recoverable value of Ekos-plus as of December 31, 2014, excess of recoverable value over its carrying value was identified; therefore a reversal of previously recorded impairment loss was recognised in the amount of RUB 19 million. The carrying value of property, plant and equipment of Ekos-plus after reversal of impairment loss was RUB 94 million as of December 31, 2014.

According to the results of the impairment analysis, impairment of non-current assets was identified for the following CGUs as of December 31, 2015:

Cash generating units	Impairment loss on non-current assets at December 31, 2015
Mechel Materials	5,982

Total	5,982

The carrying value of property, plant and equipment related to grinding mixing complex at Mechel Materials was written down to RUB nil as of December 31, 2015 due to unfavorable market conditions including decline in production volume of construction industry, cut-off of subsidy in related industries and forecasts of slow market recovery in the future.

According to the results of the impairment analysis, reversal of previously recognised impairment loss of non-current assets was identified for the following CGUs as of December 31, 2015:

Cash generating units	Reversal of previously recognised impairment loss of non-current assets at December 31, 2015
Izhstal	5,966

Total	5,966

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Based on the comparison of carrying value and recoverable value of Izhstal, as of December 31, 2015, excess of recoverable value over its carrying value was identified; therefore reversal of previously recorded impairment loss as of December 31, 2014 was recognised in the amount of RUB 5,966 million due to optimization of product lines in favor of high value added long products and hardware and devaluation of ruble to U.S. dollar, which positively affected Izhstal’s margin. The carrying value of property, plant and equipment of Izhstal after reversal of impairment loss was RUB 5,966 million as of December 31, 2015.

Sensitivity analysis

Reasonably possible change in key assumptions used in calculations of value in use could impact recoverable amount which was most sensitive to the growth of discount rate, cash flows growth rates after the forecasted period and change in operational profit due to changes in sales and extraction volumes, sales prices and costs.

Based on the sensitivity analysis carried out as of December 31, 2014, a 5% decrease in future planned revenues would trigger the impairment of goodwill of KPSC in the amount of RUB 1,026 million and property, plant and equipment in the amount of RUB 629 million and the impairment of property, plant and equipment of HBL in the amount of RUB 448 million. Effects of reasonably possible changes in other key assumptions used in recoverable amount of CGUs as of December 31, 2014 do not lead to excess of carrying value over recoverable value.

Based on the sensitivity analysis carried out as of December 31, 2015, a 1% decrease in cash flows growth rate after the forecasted future and a 1% increase in discount rate would trigger additional impairment of goodwill at SKPP in the amount of RUB 188 million and RUB 286 million, respectively. A 5% decrease in future planned revenues would trigger additional impairment of goodwill at SKPP of RUB 1,721 million, impairment of goodwill of RUB 1,026 million, property, plant and equipment of RUB 630 million at KPSC and property, plant and equipment of RUB 383 million at BFP and would allow to reverse RUB 5,732 million of previously recoded impairment of Izhstal which is less than the full reversal recorded by the Group by RUB 235 million.

The calculated value in use of Izhstal is sensitive to currency exchange rates volatility. If US dollar appreciates to Russian ruble by 4.7%, the value in use of Izhstal would equal the carrying value after reversal of impairment loss — RUB 5,966 million. The strengthening of exchange rate of Russian ruble to U.S. dollar by 18.9% would not allow the Group to reverse any of previously recoded impairment, as the value in use would fall to nil.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

20.	Intangible assets

	Goodwill	Mineral licenses
Cost
At January 1, 2014	32,781	126,680

Assets of disposal group held for sale /Discontinued operations	—	(122,002)
Exchange differences	682	51,034

At December 31, 2014	33,463	55,712

Additions	—	71
Disposal	(88)	—
Exchange differences	(174)	—

At December 31, 2015	33,201	55,783

Amortisation and impairment
At January 1, 2014	(10,261)	(74,953)

Depletion	—	(1,759)
Assets of disposal group held for sale /Discontinued operations	—	105,075
Exchange differences	(505)	(43,953)

At December 31, 2014	(10,766)	(15,590)

Impairment	(1,444)	—
Amortization	—	(1,676)
Disposal	88	—
Exchange differences	299	—

At December 31, 2015	(11,823)	(17,266)

Net book value
At January 1, 2014	22,520	51,727

At December 31, 2014	22,697	40,122

At December 31, 2015	21,378	38,517

Most of the existing mineral licenses (97%) relate to coal mines and were recorded upon acquisition of mining subsidiaries.

The carrying values of the mineral licenses were reduced proportionate to the depletion of the respective mineral reserves at each deposit related to mining and production of reserves adjusted for the reserves re-measurement and purchase accounting effects. Reduction in carrying values of the mineral licenses is included in the depletion charge for the period within the Cost of goods sold in the consolidated statement of profit (loss) and other comprehensive income (loss). No residual value is assumed in the mineral license valuation.

To determine the value of the mineral licenses as of December 31, 2015, the Group used quantities of underlying mineral assets, production data and other factors, including economic viability and any new exploration data.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

The Group’s mining segment production activities are located within Russia. The Group’s mineral reserves and deposits are situated on the land belonging to government and regional authorities. Mining minerals require a subsoil license from the state authorities with respect to identified mineral deposits. The Group obtains licenses from such authorities and pays certain taxes to explore and produce from these deposits. These licenses expire up to 2037, with the most significant licenses expiring between 2019 and 2024, and management believes that they may be extended at the initiative of the Group without substantial cost. Management intends to extend such licenses for deposits expected to remain productive subsequent to their license expiry dates.

As of December 31, 2015, 2014 and January 1, 2014, the Group performed an impairment analysis of goodwill (Note 19).

21.	Income tax

The major components of income tax (expense) benefit for the years ended December 31, 2015 and 2014 are:

Recognised in profit or loss	2015	2014
Current income tax
Current income tax charge	(331)	(502)
Adjustments in respect of current income tax of previous year	(45)	(6,201)

Deferred tax:
Relating to origination and reversal of temporary differences	(7,946)	15,525

Income tax (expense) benefit reported in the consolidated statement of profit (loss) and other comprehensive income (loss)	(8,322)	8,822

In January 2013, the Group created the consolidated group of taxpayers in accordance with part one of the Tax code of the Russian Federation, under the Federal law of the Russian Federation of November 16, 2011 No. 321-FZ. The existence of the consolidated group of taxpayers is subject to compliance with several conditions stated in the Tax code of the Russian Federation. The Group believes that these conditions are satisfied as of December 31, 2015. As of January 1, 2013, the consolidated group of taxpayers consisted of 16 subsidiaries of the Group, together with Mechel PAO, which is the responsible taxpayer under the agreement. As of January 1, 2014, the number of subsidiaries included in the consolidated group of taxpayers increased to 20 participants and did not change as of December 31, 2015.

For subsidiaries which are not included in the consolidated group of taxpayers, income taxes are calculated on an individual subsidiary basis. Deferred income tax assets and liabilities are recognised in the accompanying consolidated financial statements in the amount determined by the Group in accordance with IAS 12 Income Taxes.

Taxes represent the Group’s provision for profit tax. During 2013-2015, income tax was calculated at 20% of taxable profit in Russia, at 10.8% in Switzerland, at 16% in Romania, at 15% in Lithuania, at 20% in Kazakhstan. The Group’s subsidiaries incorporated in Liechtenstein and British Virgin Islands are exempt from profit tax. In the U.S., the tax rates were as follows: 39.55% in 2013-2015. Amendments in the tax legislation of

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

the United Kingdom resulted in the decrease in tax rate from 23% since April 1, 2013 to 21% since April 1, 2014. The tax legislation of Ukraine was amended to decrease the statutory income tax rate to 19% from January 1, 2013 and 18% from January 1, 2014 and thereafter.

The reconciliation between the income tax (benefit) expense computed by applying the Russian enacted statutory tax rates to the income from continuing operations before tax and non-controlling interest, to the income tax (expense) benefit reported in the financial statements is as follows:

	2015	2014
Loss before tax from continuing operations	(107,128)	(131,087)
Income tax benefit at statutory income tax rate of 20%	21,426	26,217

Adjustments:
Adjustments in respect of income tax related to previous years	(1,021)	(6,201)
Unrecognized current year tax losses and write-off of previously recognized asset on tax losses	(19,822)	286
Non-deductible expenses for tax purposes	(4,175)	(7,367)
Non-deductible interest expense	(2,588)	(3,815)
Effect of penalties on breach of credit agreements (unrecognized deferred tax asset)	(3,025)	—
Social expenditures	(134)	(116)
Tax penalties and interest	(36)	(794)
Effect of different tax rates in foreign jurisdictions	26	(37)
Effect of the disposal of subsidiaries	17	(204)
Change in uncertain tax positions	1,029	862
Other	(19)	(9)

At the effective income tax rate of -7.8% (6.7% in 2014)	(8,322)	8,822

Income tax (expense) benefit reported in the consolidated statement of profit (loss) and other comprehensive income (loss)	(8,322)	8,822

The deferred tax balances were calculated by applying the currently enacted statutory tax rate in each jurisdiction applicable to the period in which the temporary differences between the carrying amounts and tax base (both in respective local currencies) of assets and liabilities are expected to reverse.

On January 9, 2014, the Group failed to sustain its position in the court with respect to the income tax claims in the amount of RUB 3,977 million, including penalties and fines. The Group does not intend to appeal the decision. The Group recognized this income tax as income tax expense in the amount of RUB 3,666 million included in the line Adjustments in respect of current income tax of previous years and penalty in the amount of RUB 311 million included in line Tax penalties and interest in the income tax reconciliation in 2014.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

The amounts reported in the accompanying consolidated financial statements consisted of the following:

	January 1, 2014	Tax income/(expense) during the period recognised in profit or loss	Disposals of subsidiaries	Foreign currency translation effect	December 31, 2014
Deferred tax assets
Property, plant and equipment	786	23	—	11	820
Rehabilitation provision	214	9	—	—	223
Inventory	140	(33)	—	18	125
Accounts receivable	63	125	—	2	190
Bad debt allowance	461	250	—	47	758
Loans & borrowings	9	3,417	—	2	3,428
Finance lease liabilities	2,077	(445)	—	7	1,639
Accounts payable and other liabilities	487	547	—	7	1,041
Net operating loss carry-forwards	4,584	12,094	—	183	16,861
Other assets	332	(9)	—	5	328

Deferred tax liabilities
Property, plant and equipment	(14,628)	(1,493)	—	(359)	(16,480)
Mineral licenses	(8,341)	321	—	—	(8,020)
Rehabilitation provision	(17)	(10)	—	—	(27)
Inventory	(1,433)	471	—	(8)	(970)
Accounts receivable	(89)	(15)	—	(35)	(109)
Bad debt allowance	(229)	54	—	(2)	(177)
Loans & borrowings	(1,129)	527	—	(2)	(604)
Accounts payable and other liabilities	(48)	(34)	—	4	(78)
Other assets	(197)	(304)	—	(62)	(563)

Deferred tax assets (liabilities), net	(16,958)	15,525	—	(182)	(1,615)

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

	January 1, 2015	Tax income/(expense) during the period recognised in profit or loss	Disposals of subsidiaries	Foreign currency translation effect	December 31, 2015
Deferred tax assets
Property, plant and equipment	820	265	(30)	—	1,055
Rehabilitation provision	223	288	—	(1)	510
Inventory	125	(48)	—	(4)	73
Accounts receivable	190	79	—	(11)	258
Bad debt allowance	758	50	(2)	48	854
Loans & borrowings	3,428	(3,205)	—	1	224
Finance lease liabilities	1,639	(133)	—	2	1,508
Accounts payable and other liabilities	1,041	(279)	—	1	763
Net operating loss carry-forwards	16,861	(6,258)	3	5	10,611
Other	328	(4)	—	—	324

Deferred tax liabilities
Property, plant and equipment	(16,480)	308	—	(27)	(16,199)
Mineral licenses	(8,020)	319	—	—	(7,701)
Rehabilitation provision	(27)	19	—	—	(8)
Inventory	(970)	372	—	(6)	(604)
Accounts receivable	(109)	62	—	—	(47)
Bad debt allowance	(177)	—	—	—	(177)
Loans & borrowings	(604)	151	—	(1)	(454)
Accounts payable and other liabilities	(78)	(35)	—	—	(113)
Other	(563)	103	—	(15)	(475)

Deferred tax assets (liabilities), net	(1,615)	(7,946)	(29)	(8)	(9,598)

Recognised in the consolidated statement of financial position information

	December 31, 2015	December 31, 2014	January 1, 2014
Deferred tax assets	1,492	1,438	517
Deferred tax liabilities	(11,090)	(3,053)	(17,475)

Deferred tax liabilities, net	(9,598)	(1,615)	(16,958)

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

For financial reporting purposes, the Group has not recognised deferred tax assets in the amount of RUB 37,747 million (2014: RUB 28,312 million, January 1, 2014: RUB 18,954 million) on losses in the amount

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

of RUB 201,624 million (2014: RUB 162,506 million, January 1, 2014: RUB 103,668 million) that are available to carry forward against future taxable income of the subsidiaries in which the losses arose. Deferred tax assets have not been recognised in respect of these losses as it is not probable that future taxable profit will be available for utilization of such assets. Deferred tax assets on net operating loss carry forwards which are considered to be realized in the future, are mostly related to the Russian subsidiaries. For the Russian income tax purposes, certain subsidiaries of the Group have accumulated tax losses which expire in 2017-2025.

A deferred tax liability of approximately RUB 208 million, RUB 163 million and RUB 94 million as of December 31, 2015, 2014 and as of January 1, 2014, respectively, has not been recognised for temporary differences related to the Group’s investment in foreign subsidiaries primarily as a result of unremitted earnings of consolidated subsidiaries, as it is the Group’s intention, generally, to reinvest such earnings permanently.

Similarly, a deferred tax liability of RUB 817 million, RUB 1,090 million and RUB 1,679 million as of December 31, 2015, 2014 and as of January 1, 2014, respectively, has not been recognised for temporary difference related to unremitted earnings of consolidated domestic subsidiaries as management believes the Group has both the ability and intention to effect a tax-free reorganization or merger of major subsidiaries into Mechel.

There are no income tax consequences attached to the payment of dividends by the Group to its shareholders.

Probable income tax risks of approximately RUB 1,136 million, RUB 1,769 million and RUB 2,560 million as of December 31, 2015 and 2014 and as of January 1, 2014 have been accrued in the Group’s consolidated financial statements. Possible income tax risks of approximately RUB 131 million, RUB 494 million and RUB 4,976 million as of December 31, 2015 and 2014 and as of January 1, 2014, respectively, have not been recognised in the Group’s consolidated financial statements.

22.	Trade and other payables

	December 31, 2015	December 31, 2014	January 1, 2014
Trade payables	26,300	26,373	27,131
Other payables	28,224	35,120	24,842

Total trade and other payables	54,524	61,493	51,973

All trade and other payables were short-term as of December 31, 2015, 2014 and January 1, 2014.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Other payables include accruals for breach of contracts, payables for property, plant and equipment acquired, salaries payable, dividends payable and other.

	December 31, 2015	December 31, 2014	January 1, 2014
Other payables:
Accruals for breach of contracts	1,038	1,050	—
Accounts payable for fixed assets	3,593	4,545	6,201
Salaries payable	1,483	1,583	1,665
Dividends payable, common shares	36	103	108
Dividends payable, preferred shares	—	1	0
Other	22,074	27,838	16,868

	28,224	35,120	24,842

The balance of other payables as of December 31, 2015 includes payables for acquisition of DEMP of RUB 14,799 million. The amount of other payables as of December 31, 2014 includes payables for acquisition of DEMP of RUB 15,888 million and payables to VTB originating from the termination of interest swap agreement with VTB Bank (Austria) of RUB 5,733 million. The balance of other payables as of January 1, 2014 is mainly presented by payables for acquisition of DEMP of RUB 12,032 million.

23.	Provisions

	Rehabilitation provision	Provisions for legal claims	Tax provisions	Other provisions	Total
At January 1, 2014	4,400	421	548	465	5,834
Arising during the year	284	834	41	240	1,399
Utilized	—	(160)	(22)	(103)	(285)
Revision in estimated cash flow	548	—	—	—	548
Unused amounts reversed	—	(178)	(116)	—	(294)
Discount rate adjustment and imputed interest	(1,736)	—	—	—	(1,736)
Liabilities of disposal group held for sale/Discontinued operations	(297)	—	—	(213)	(510)
Exchange rate differences	—	—	169	3	172

At December 31, 2014	3,199	917	620	392	5,128

Current	201	917	620	392	2,130
Non-current	2,998	—	—	—	2,998

Arising during the year	403	1,321	361	27	2,112
Utilized	—	(513)	(504)	(81)	(1,098)
Revision in estimated cash flow	(1,027)	—	—	—	(1,027)
Unused amounts reversed	—	(325)	(101)	—	(426)
Discount rate adjustment and imputed interest	1,129	—	—	—	1,129
Exchange rate differences	—	—	104	49	153

At December 31, 2015	3,704	1,400	480	387	5,971

Current	265	1,400	480	387	2,532
Non-current	3,439	—	—	—	3,439

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Rehabilitation provision

The Group has numerous site rehabilitation provisions that it is required to perform under law or contract once an asset is permanently taken out of service. The main part of these obligations is not expected to be paid for many years, and will be funded from the general Group’s resources at the time of removal. The Group’s rehabilitation provisions primarily relate to its steel and mining production facilities with related landfills and dump areas and its mines.

Provisions for legal claims

The Group is subject to various lawsuits, claims and proceedings related to matters incidental to the business. Accruals of probable cash outflows have been made based on an assessment of a combination of litigation and settlement strategies. It is possible that results of operations in any future period could be materially affected by changes in assumptions or by the effectiveness of such strategies.

Tax provisions

Management believes that it has paid or accrued all applicable taxes. Where uncertainty exists, the Group has accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. In accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, the Group accrued RUB 480 million, RUB 620 million and RUB 548 million of other tax claims that management believes are probable as of December 31, 2015 and 2014 and January 1, 2014, respectively.

As of December 31, 2015, the Group does not believe that any other material tax matters exist relating to the Group, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be materially misstated or misleading.

24.	Pensions and other post-employment benefit plans

In addition to the state pension and social insurance required by the Russian legislation, the Group has a number of defined benefit occupational pension plans that cover the majority of production employees and some other postretirement benefit plans.

A number of the Group’s companies provide their former employees with old age retirement pensions, which are conditional to the member qualifying for the state old age pension. Some employees are also eligible for an early retirement in accordance with the state pension regulations and specific coal industry rules (so-called “territorial treaties”), which also provide for certain post-retirement benefits in additional to old age pensions. Additionally the Group voluntarily provides financial support, of a defined benefit nature, to its old age and disabled pensioners, who did not acquire any pension under the occupational pension program.

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

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Several entities contribute certain amounts to non-state pension fund (Mechel Fund), which, together with amounts earned from investing the contributions, are intended to provide pensions to members of pension plans, which affect future contributions. However, pursuant to agreements between the Group and the non-state pension fund, under certain circumstances, these assets are not effectively restricted from possible withdrawal by the employer. Based on this fact, these assets do not qualify as “plan assets” under IFRS and these pension schemes are considered to be fully unfunded. The Group has no liabilities to provide either pension or lump sum upon retirement benefits, or both, to the employees who do not participate in the corporate pension plan.

As of December 31, 2015, there were 54,866 active participants under the defined benefit pension plans and 39,201 pensioners receiving monthly pensions or other regular financial support from these plans. As of December 31, 2014 and January 1, 2014, the related figures were 56,508 and 59,199 of active participants under the defined benefit pension plans and 40,574 and 33,913 pensioners receiving monthly pensions or other regular financial support from these plans, respectively. The majority of employees at the Group’s major subsidiaries belong to the trade unions.

The total number of the BCG Companies’ employees and their dependents eligible for benefits as of January 1, 2014 was 364 and the total number of retirees and their dependents was 175. The majority of employees belonged to the United Mine Workers of America (UMWA).

Actuarial valuation of pension and other post-employment and postretirement benefits for the major subsidiaries was performed in April 2016, with the measurement date of December 31, 2015, 2014, and January 1, 2014. Members’ census data as of that date was collected for all relevant business units of the Group.

Pension obligations and expenses determined by the Group are supported by an independent qualified actuary in accordance with the “Projected Unit Credit method” of calculation of actuarial present value of future liabilities.

Net employee benefit obligations	December 31, 2015	December 31, 2014	January 1, 2014
Defined benefit obligation	(4,866)	(4,517)	(4,170)
Other post-retirement benefit obligations	—	—	(1,610)

Total pension obligations	(4,866)	(4,517)	(5,780)

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

a)	Defined benefit obligation

Changes in the present value of the defined benefit obligations and fair value of plan assets for 2014 are, as follows:

	Defined benefit obligation	Fair value of plan assets	Benefit liability
January 1, 2014	(4,353)	183	(4,170)
Current service cost	(148)	—	(148)
Net interest expense	(315)	13	(302)
Curtailment / settlement gain	58	—	58
Past service cost	96	—	96

Sub-total included in profit or loss	(309)	13	(296)

Benefit paid	251	(16)	235
Business combinations	(17)	—	(17)
Exchange difference	(370)	96	(274)
Actuarial changes arising from changes in demographic assumptions	(285)	—	(285)
Actuarial changes arising from changes in financial assumptions	229	—	229
Experience adjustments	55	—	55

Sub-total included in OCI	(371)	96	(275)

Contributions by employer	—	6	6

December 31, 2014	(4,799)	282	(4,517)

Changes in the present value of the defined benefit obligations and fair value of plan assets for 2015 are, as follows:

	Defined benefit obligation	Fair value of plan assets	Benefit liability
December 31, 2014	(4,799)	282	(4,517)
Current service cost	(167)	—	(167)
Net interest expense	(418)	5	(413)
Curtailment / settlement gain	142	—	142
Past service cost	(25)	—	(25)

Sub-total included in profit or loss	(468)	5	(463)

Benefit paid	432	(21)	411
Exchange difference	(155)	45	(110)
Actuarial changes arising from changes in demographic assumptions	116	—	116
Actuarial changes arising from changes in financial assumptions	(119)	—	(119)
Experience adjustments	(191)	—	(191)

Sub-total included in OCI	(349)	45	(304)

Contributions by employer	—	7	7

December 31, 2015	(5,184)	318	(4,866)

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Amounts of the defined benefit obligations recognized in the consolidated statement of the financial position were as follows:

	December 31, 2015	December 31, 2014	January 1, 2014
Current liabilities	(1,120)	(1,072)	(823)
Noncurrent liabilities	(3,746)	(3,445)	(3,347)

Total net pension obligations	(4,866)	(4,517)	(4,170)

The plan asset allocation of the investment portfolio was as follows as of December 31, 2015, 2014 and January 1, 2014:

	December 31, 2015	December 31, 2014	January 1, 2014
Debt instruments	179	142	94
Equity instruments	80	76	50
Property	11	9	7
Cash and cash equivalents	29	29	19
Other assets	19	26	13

Total plan assets	318	282	183

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

Staff reduction, curtailments and amendments of benefit programs at several entities lead to appropriate curtailment gains and past service costs in reporting periods. Almost all of Group entities have a practice of lump-sum financial support to former employees, so the risk of human longevity less significant than in the case of life-long benefits. This risk is controlled by using rather conservative life expectancy tables. The risk of a significant fluctuation in interest rates is offset by rather conservative actuarial assumptions in respect of discount rates. The Group does not identify the unusual, specific business plan or risk, as well as any significant risk concentrations. The Group performs sensitivity analysis calculating whole defined benefit obligation in different actuarial assumptions and comparing the results. There are no changes from the previous period in the methods and assumptions used in preparing the sensitivity analyses. The weighted average duration of the defined benefit obligation is about 6 years at both reporting dates.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

The key actuarial assumptions used to determine benefit obligations were as follows as of December 31, 2015, 2014 and January 1, 2014:

	December 31, 2015	December 31, 2014	January 1, 2014
Discount rate
Russian entities	9.70%	11.50%	7.90%
German entities	1.93%	1.60%	3.20%
Ukrainian entity	varying from 9.6% to 8%	varying from 9.6% to 8%	10.00%
Austrian entities	2.0%	2.50%	3.50%
Inflation rates
Russian entities	5.80%	6.50%	5.00%
Ukrainian entity	7.60%	7.60%	5.30%
Expected return on plan assets
Austrian entities	1.74%	6.70%	4.32%
Rate of compensation increase
Russian entities	7.10%	8.90%	6.58%
German entities	4.00%	4.00%	4.00%
Ukrainian entity	10.60%	10.60%	5.30%
Austrian entities	2.25%	2.25%	2.50%

The results of sensitivity analysis of pension benefit obligation for the Russian and Ukrainian entities as of December 31, 2015, 2014 and January 1, 2014 are presented below:

	Impact on defined benefit obligation
	2015	2014	2013
Discount rate
1% increase	-6.98%	-4.96%	-5.89%
1% decrease	6.20%	5.89%	6.67%
Inflation rate
1% increase	3.40%	2.73%	1.89%
1% decrease	-4.65%	-2.54%	-1.79%
Rate of compensation increase
1% increase	2.18%	2.99%	4.12%
1% decrease	-4.09%	-2.69%	-3.65%
Turnover rate
3% increase	-4.65%	-3.93%	-5.36%
3% decrease	4.27%	6.21%	7.19%

The results of sensitivity analysis of pension benefit obligation for Austrian entities as of December 31, 2015 and 2014 and January 1, 2014 are presented below:

	Impact on defined benefit obligation
	2015	2014	2013
Discount rate
1% increase	-9.90%	-9.90%	-9.90%
1% decrease	11.90%	11.90%	11.90%

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

The results of sensitivity analysis of pension benefit obligation for German entities as of December 31, 2015 and 2014 and January 1, 2014 are presented below:

	Impact on defined benefit obligation
	2015	2014	2013
Discount rate
1% increase	-12.00%	-12.00%	-12.00%
1% decrease	18.00%	18.00%	18.00%

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period. The sensitivity analyses are based on a change in a significant assumption, keeping all other assumption constant. The sensitivity analysis may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another. The same method has been applied for the sensitivity analysis as when calculation the recognised pension liability.

The following payments are expected contributions to the defined benefit plan in the future years:

December 31, 2015
Within the next 12 months (next annual reporting period)	1,120
Between 2 and 5 years	1,509
Between 5 and 10 years	1,422
Beyond 10 years	511
Total expected payments	4,562

b)	Other post-retirement benefit obligations

Changes in the present value of the other post-retirement benefit obligations for 2014 are, as follows:

Other post-retirement benefit obligations
January 1, 2014	(1,610)
Current service cost	(31)
Net interest expense	(89)

Sub-total included in profit or loss pf discontinued operations	(120)

Benefit paid	55
Other post-retirement benefit obligations reclassified to liabilities held for sale	2,952
Exchange difference	(1,151)
Actuarial changes arising from changes in financial assumptions	(126)

Sub-total included in OCI	(1,277)

December 31, 2014	—

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Amounts of the other post-retirement benefit obligations recognized in the consolidated statement of the financial position were RUB 54 million within current liabilities and RUB 1,556 million within non-current liabilities.

The key actuarial assumptions used to determine other post-retirement benefit obligations were as follows as of December 31, 2014 and January 1, 2014:

	December 31, 2014	January 1, 2014
Discount rate	4.41%	5.37%
Health care cost trend rate	8.00% for Pre-65 Medical and 7.00% for Post-65 Medical	8.50% for Pre-65 Medical and 7.25% for Post-65 Medical
Ultimate rate	5.00%	5.00%
Year ultimate rate reached	2022	2021 for Pre-65 Medical and 2019 for Post-65 Medical

The results of sensitivity analysis of other post-retirement benefit obligations as of December 31, 2014 and January 1, 2014 are presented below:

	Impact on other post-retirement benefit obligation
	2014	2013
Health Care rate
1% increase	20.40%	19.00%
1% decrease	-15.80%	-14.80%

25.	Other taxes

	December 31, 2015	December 31, 2014	January 1, 2014
Other taxes payable
VAT payable	2,364	3,282	2,139
Payroll taxes	3,622	3,502	3,256
Property tax	696	1,632	534
Mineral extraction tax	172	168	576
Land tax	557	541	376
Land lease	478	395	273
Other	145	127	286

Total	8,034	9,647	7,440

26.	Issued capital and reserves

Common shares

The capital stock of Mechel PAO consists of 416,270,745 common shares, each with a norminal value of 10 Russian rubles, all of which are fully paid, issued and outstanding under the Russian law. The Group is authorized to issue an additional 81,698,341 common shares with a norminal value of 10 Russian rubles each.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Preferred shares

On April 30, 2008, Mechel’s Extraordinary Shareholders’ Meeting adopted changes to its Charter, authorizing up to 138,756,915 preferred shares with a nominal value of 10 Russian rubles each (representing 25% of the Mechel PAO’s share capital). Under the Russian law and the Mechel PAO’s Charter, these stocks are non-cumulative and have no voting rights, unless dividends are not paid in the year. The dividend yield is also fixed by the Charter and amounts to 0.2% of Mechel’s consolidated net income per 1% of preferred stocks issued.

Distributions made and proposed

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

On June 30, 2015, one of the Group’s subsidiaries declared a dividend of RUB 380 thousand and Mechel declared a dividend of RUB 4,163 thousand to the holders of preferred shares for 2014. The dividends declared for 2014 were fully paid to the shareholders during the year ended December 31, 2015.

On June 30, 2014, one of the Group’s subsidiaries declared a dividend of RUB 1,670 thousand and Mechel declared a dividend of RUB 4,163 thousand to the holders of preferred shares for 2013. The dividends declared for 2013 were partially paid to the shareholders in the amount of RUB 870 thousand as of December 31, 2014.

Additional-Paid-In-Capital

In 2015, additional-paid-in-capital was increased by RUB 2,730 million due to the acquisition of non-controlling interests of 22.95%, 0.04% and 0.39% in certain Group’s subsidiaries with the carrying value of RUB 2,842 million.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Earnings (Loss) per share (EPS)

Basic EPS is calculated by dividing the (loss) profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

	2015	2014
Net loss from continuing operations	(115,450)	(122,265)
Less: Net income from continuing operations attributable to non-controlling interests	458	(1,564)

Net loss attributable to ordinary equity holders from continuing operations	(115,908)	(120,701)

Net loss from discontinued operations	822	(11,702)
Less: Net income from discontinued operations attributable to non-controlling interests	77	301

Net profit (loss) attributable to ordinary equity holders from discontinued operations	745	(12,003)

Loss attributable to ordinary equity holders	(115,163)	(132,704)

There were no dilutive securities issued as of December 31, 2015, 2014 and January 1, 2014.

	2015	2014
(Loss) profit per share total (Russian rubles per share)	(276.65)	(318.79)
Including:
from continuing operations (Russian rubles per share)	(278.44)	(289.96)
from discontinued operations (Russian rubles per share)	1.79	(28.83)

27.	Other income/expenses

27.1.	Administrative and other operating expenses

General, administrative and other operating expenses are comprised of the following:

	2015	2014
Wages, salaries and social security costs	8,287	7,637
Office expenses	1,333	1,274
Pension costs	1,095	885
Movement in provision for legal claims	996	656
Loss from disposal of property, plant and equipment	806	524
Depreciation	690	1,033
Audit and consulting services	570	625
Consumables	437	432
Social expenses	387	444
Rent	259	242
Fines and penalties related to business contracts	236	275
Write off of accounts receivable	247	185
Banking charges and services	168	222
Business trips	165	154
Other	1,624	1,727

Total	17,300	16,315

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

27.2.	Employee benefits expense

Employee benefits expenses are comprised of the following:

	2015	2014
Included in Cost of sales:
Wages and salaries	19,867	20,083
Social security costs	1,814	1,953
Pension costs	4,367	4,378
Post-employment benefits other than pensions	157	146

Included in Selling and distribution expenses:
Wages and salaries	3,966	3,928
Social security costs	614	504
Pension costs	410	359
Post-employment benefits other than pensions	—	1

Included in Administrative and other operating expenses:
Wages and salaries	7,631	6,976
Social security costs	656	661
Pension costs	1,095	885

Total	40,577	39,874

27.3.	Other operating income

Other operating income is comprised of the following:

	2015	2014
Curtailment gain and past service costs	142	58
Revision in estimated cash flows of rehabilitation provision	47	236
Other operating income	—	557

Total	189	851

Revision in estimated cash flows of rehabilitation provision relates to changes in the discount rate, in the planned volumes of works, change in costs of rehabilitation expenses and other reasons.

In 2015, the Group recognised curtailment gain on DEMP pension obligations due to mass layoffs of employees and decrease in salaries conditioned by the situation in Ukraine. In 2014, the Group recorded effect of defined benefits plans amendments at BMP and SKCC.

27.4.	Finance income

Finance income is comprised of the following:

	2015	2014
Interest income from investments	134	98
Income from the discounting of financial instruments	49	9

Total	183	107

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

27.5.	Finance costs

Finance costs are comprised of the following:

	2015	2014
Interest on loans and borrowings	(38,664)	(23,758)
Fines and penalties on overdue loans and borrowing payments and overdue interest payments	(18,525)	(1,516)
Finance charges payable under finance leases	(1,673)	(1,816)
Fines and penalties on overdue finance leases	(642)	(313)

Total interest expenses	(59,504)	(27,403)

Interest expenses under pension liabilities	(400)	(297)
Expenses related to discounting of financial instruments	(175)	(154)
Accretion expense	(373)	(256)

Total	(60,452)	(28,110)

The interest on loans and borrowings includes fines and penalties on overdue loans and borrowing payments and overdue interest payments of RUB 18,525 million and RUB 1,516 million for 2015 and 2014, respectively. The finance charges payable under finance leases includes fines and penalties on overdue finance lease payments of RUB 642 million and RUB 313 million for 2015 and 2014, respectively.

27.6.	Other income and other expenses

Other income is comprised of the following:

	2015	2014
Gain on accounts payable with expired legal term	222	37

Gain from sale of scrap materials	185	20
Dividends received	8	—
Gain on sale of investments in equity securities	—	483
Gain on sales and purchases of foreign currencies	—	143
Other income	111	1

Total	526	684

Other expenses are comprised of the following:

	2015	2014
Loss on sales and purchases of foreign currencies	(273)	—
Loss on securities repurchase agreement	—	(1,297)
Loss from disposal of subsidiaries	(19)	(89)
Other expenses	(55)	(100)

Total	(347)	(1,486)

In 2014, the Group recognised a loss of RUB 1,297 million related to the failure of counterparty to a securities repurchase agreement to return certain securities to the Group.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Gain on sale of investments occurred as a result of disposal of investments in equity securities to third parties in 2015 and 2014. Gain on accounts payable with expired legal term constitutes gain on the write-off of payable amounts that were written-off due to legal liquidation of the creditors or expiration of the statute of limitation.

28.	Segment information

The Group’s operations are presented in three business segments as follows:

•	Steel segment, comprising production and sales of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products, value-added downstream metal products, including forgings, stampings, and hardware, ferrosilicon;

•	Mining segment, comprising production and sales of coal (coking and steam) and middlings, coke and chemical products, and iron ore, which supplies raw materials to the Steel and Power segments and also sells substantial amounts of raw materials to third parties;

•	Power segment, comprising generation and sales of electricity and heat power, which supplies electricity and heat power to the Steel and Mining segments and also sells a portion of electricity and heat power to third parties.

These segments are combinations of subsidiaries and have separate management teams and offer different products and services.

The above three segments meet criteria for reportable segments. No operating segments have been aggregated to form the above reportable operating segments. Subsidiaries are consolidated by the segment to which they belong based on their products and by which they are managed. The Group’s management evaluates performance of the segments based on segment revenues, gross margin and operating income (loss). Transfer prices between operating segments are on an arm’s-length basis in a manner similar to transactions with third parties. The accounting policies used by the Group in reporting segments internally are the same as those used for preparation of consolidated financial statement and in the respective quantitative and qualitative notes of the financial statements therefore no reconciliation between segment information and consolidated assets, liabilities and operating results is performed.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Year ended December 31, 2015	Mining	Steel	Energy	Adjustments and eliminations	Consolidated
Revenues from external customers	80,632	146,032	26,477	—	253,141
Inter-segment revenues	28,091	6,972	14,990	(50,053)	—
Gross profit	57,442	33,395	11,288	(318)	101,807
Gross margin, %	52.8	21.8	27.2	—	40.2
Depreciation, depletion and amortization	9,106	4,651	328	—	14,085
Loss on write-off of property, plant and equipment	199	492	—	—	691
Impairment of goodwill and non-current assets	—	(16)	(1,444)	—	(1,460)
Operating profit	15,895	8,456	35	(318)	24,068
Finance income	142	38	3	—	183
Intersegment finance income	887	307	53	—	1,247
Finance cost	(33,656)	(24,767)	(2,029)	—	(60,452)
Intersegment finance cost	(225)	(878)	(144)	—	(1,247)
Profit (loss) after tax for the year from discontinued operations, net	764	87	(29)	—	822
Loss for the year	(71,563)	(40,626)	(2,121)	(318)	(114,628)
Segment assets	217,393	113,985	10,694	—	342,072
Segment liabilities	375,153	216,771	12,002	—	603,926
Investments in associates	284	—	—	—	284
Goodwill	14,367	3,603	3,408	—	21,378
Capital expenditures	4,971	520	486	—	5,977
Income tax (expense) benefit	(5,630)	(2,795)	103	—	(8,322)

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Year ended December 31, 2014	Mining	Steel	Energy	Adjustments and eliminations	Consolidated
Revenues from external customers	79,509	138,660	25,823	—	243,992
Inter-segment revenues	21,049	8,207	13,731	(42,987)	—
Gross profit	49,123	31,382	10,339	91	90,935
Gross margin, %	48.9	21.4	26.1	—	37.3
Depreciation, depletion and amortization	8,747	5,391	291	—	14,429
Loss on write-off of property, plant and equipment	309	242	110	—	661
Impairment of goodwill and non-current assets	(19)	8,015	—	—	7,996
Operating profit (loss)	1,718	(1,346)	424	91	887
Income (loss) from associates	14	(7)	—	—	7
Finance income	74	32	1	—	107
Intersegment finance income	704	358	46	—	1,108
Finance cost	(14,852)	(12,296)	(962)	—	(28,110)
Intersegment finance cost	(183)	(679)	(246)	—	(1,108)
Profit (loss) after tax for the year from discontinued operations, net	(13,141)	1,468	(29)	—	(11,702)
Loss for the year	(87,758)	(45,765)	(535)	91	(133,967)
Segment assets	239,501	117,581	12,176	—	369,258
Assets of disposal group classified as held for sale	8,696	—	—	—	8,696
Segment liabilities	312,417	187,776	15,478	—	515,671
Investments in associates	274	—	—	—	274
Goodwill	14,367	3,477	4,853	—	22,697
Capital expenditures	13,117	3,089	300	—	16,506
Income tax benefit	8,435	374	13	—	8,822

Balances as of January 1, 2014	Mining	Steel	Energy	Consolidated
Segment assets	237,333	143,518	12,243	393,094
Segment liabilities	217,361	176,157	13,064	406,582
Investments in associates	244	7	—	251
Goodwill	14,367	3,300	4,853	22,520

The following table presents the Group’s revenues segregated between domestic and export sales. Domestic represents sales by a subsidiary in the country in which it is located. This category is further divided between subsidiaries located in Russia and other countries. Export represents cross-border sales by a subsidiary regardless of its location.

	2015	2014
Domestic:
Russia	146,701	141,096
Other	20,817	19,488

Total	167,518	160,584
Export	85,623	83,408

Total revenue	253,141	243,992

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Allocation of total revenue by country is based on the location of the customer. The Group’s total revenues from external customers by geographic area for the last two fiscal years were as follows:

	2015	2014
Russia	146,754	141,179
Asia	40,119	41,177
Europe	39,019	34,233
CIS	20,231	21,837
Middle East	4,222	3,596
USA	581	531
Other regions	2,215	1,439

Total	253,141	243,992

The majority of the Group’s non-current assets are located in Russia. The carrying amounts of property, plant and equipment pertaining to the Group’s major operations were as follows:

	December 31, 2015	December 31, 2014	January 1, 2014
Russia	250,868	261,269	262,422
Germany	2,051	1,851	1,549
Austria	780	705	832
Czech Republic	285	239	187
Romania	266	241	343
CIS	25	21	1,665
Switzerland/Liechtenstein	9	8	6
USA	—	—	10,701
Other	77	87	275

Total	254,361	264,421	277,980

Because of the significant number of customers, there are no individual external customers that generate sales greater than 10% of the Group’s consolidated total revenue.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

The following table presents the breakdown the Group’s revenues from external customers by major products:

	2015	2014
Mining segment
Coal and middlings	64,186	62,385
Coke and chemical products	11,756	10,849
Iron ore concentrate	1,844	4,011
Other	2,846	2,264

Total	80,632	79,509

Steel segment
Long steel products	73,853	71,064
Hardware	23,443	22,396
Flat steel products	17,490	14,646
Forgings and stampings	12,166	11,843
Semi-finished steel products	5,027	2,834
Ferrosilicon	3,528	2,713
Steel pipes	3,308	3,391
Other	7,217	9,773

Total	146,032	138,660

Power segment
Electricity	24,524	23,628
Other	1,953	2,195

Total	26,477	25,823

Total revenue	253,141	243,992

29.	Commitments and contingencies

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

As of December 31, 2015, the total Group’s contractual commitments to acquire property, plant and equipment amounted to RUB 23,231 million. Included in the commitments related to acquisition of property, plant and equipment are amounts arising from various purchase agreements in respect of railway and related infrastructure facilities construction for the Elga project. The total amount of remaining commitments under the construction contracts as of December 31, 2015 is equal to RUB 19,890 million.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Operating lease commitments

The Group has entered into operating property and land leases with lease terms between 2015 and 2065 years. Property and land lease expenses amounted to RUB 1,792 million and RUB 1,628 million for the years ended December 31, 2015 and 2014, respectively. Future minimum rentals payable under non-cancellable operating leases as of December 31, 2015 are, as follows:

December 31, 2015
Within one year	1,798
After one year but not more than five years	6,943
More than five years	50,466

Total rental payable	59,207

The Group does not sublease the property leased under operating lease agreements.

Finance lease commitments

The Group has finance leases for various items of plant and machinery. The Group’s obligations under finance leases are not secured. Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	Minimum payments			Present value of payments
	December 31, 2015	December 31, 2014	January 1, 2014	December 31, 2015	December 31, 2014	January 1, 2014
Payable in 1 year	17,004	20,317	14,480	13,507	15,213	10,809
Payable in 2 years	360	107	2,217	304	98	1,925
Payable in 3 years	169	37	864	157	33	770
Payable in 4 years	20	15	253	19	15	224
Payable in 5 years and thereafter	1	—	57	1	—	54

Total minimum lease payment	17,553	20,476	17,871	13,988	15,359	13,782

Less amounts representing finance charges	(3,565)	(5,117)	(4,089)	—	—	—

Present value of finance lease liabilities	13,988	15,359	13,782	13,988	15,359	13,782

Current portion of finance lease liabilities				13,507	15,213	10,809
Non-current portion of finance lease liabilities				481	146	2,973

The discount rate used for the calculation of the present value of minimum lease payments equals the implicit rate for the lessor and varies on different groups of equipment from 10.4% p.a. to 13.2% p.a. (U.S. dollar-denominated contracts), from 7.6% p.a. to 22.9% p.a. (Euro-denominated contracts) and from 5.3% p.a. to 26.1% p.a. (Russian ruble-denominated contracts). Interest expense charged to the statements of profit (loss) in 2015 and 2014 amounted to RUB 1,673 million and RUB 2,002 million, respectively.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

The Group’s finance lease contracts contain a number of covenants and restrictions, which include, but are not limited to, compliance with payment schedule and certain cross-default provisions. As of December 31, 2015, the Group was not in compliance with all major Group’s restrictive covenants. There was also a breach of restrictive covenants on overdue principal amount of RUB 3,523 million as of December 31, 2015. As a result, the long-term finance lease liability of RUB 7,748 million was reclassified to short-term finance lease liabilities due to covenant violations as of December 31, 2015.

The total amount of commitments under the signed lease contracts as of December 31, 2015 is equal to RUB nil.

Contingencies

Legal claim contingency

The Group’s business activities expose it to a variety of lawsuits and claims which are monitored, assessed and contested on the ongoing basis. Where management believes that a lawsuit or another claim would result in the outflow of the economic benefits for the Group, a best estimate of such outflow is included in provisions in the consolidated financial statements (Note 23).

As of December 31, 2015, the management assesses the outflow as possible for the claims of Minmetals Engineering Co.Ltd and an individual to the Group. Minmetals Engineering Co.Ltd sued CMP for work performed of $46,000 thousand (RUB 3,383 million at exchange rate as of December 31, 2015), compensation of expenses due to change of technical task of $87,000 thousand (RUB 6,348 million at exchange rate as of December 31, 2015), compensation due to increased volume of work of RUB 299 million, payment for the temporary workshop of $2,200 thousand (RUB 160 million at exchange rate as of December 31, 2015) and compensation for lost property of $1,000 thousand (RUB 73 million at exchange rate as of December 31, 2015). CMP issued a claim to Minmetals Engineering Co.Ltd in the amount of $56,000 thousand (RUB 4,099 million at exchange rate as of December 31, 2015). The individual sued to the court in order to oblige PAO Mechel to execute the sale agreement for 1,999 shares of DAVEZE LIMITED and to recognize the rights of plaintiff for these shares. The amount of an outflow of resources embodying economic benefits for this claim cannot be measured reliably.

Guarantees

As of December 31, 2015, the Group guaranteed the fulfillment of obligations to third parties for the total amount of RUB 56 million. These guarantees are given by the Group under promissory notes, which were transferred by endorsement.

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

The Group estimated the total amount of capital investments to address environmental concerns at its various subsidiaries at RUB 644 million as of December 31, 2015. These amounts are not accrued in the consolidated financial statements until actual capital investments are made.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Possible liabilities, which were identified by management as those that can be subject to potential claims from environmental authorities are not accrued in the consolidated financial statements. The amount of such liabilities was not significant.

Taxation

The Group is subject to taxation to the largest extent in Russia, and secondarily in other jurisdictions. The Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that tax authorities are taking more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of the taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

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

The Russian transfer pricing legislation, which came into force on January 1 2012, allows the Russian tax authority to apply transfer pricing adjustments and impose additional profits tax liabilities in respect of all “controlled” transactions if the transaction price differs from the market level of prices. The list of “controlled” transactions includes transactions performed with related parties and certain types of cross-border transactions. For domestic transactions the transfer pricing rules apply only if the amount of all transaction with related party exceeds RUB 2,000 million in 2013 and RUB 1,000 million since 2014. In cases where the domestic transaction resulted in an accrual of additional tax liabilities for one party, another party could correspondingly adjust its profit tax liabilities according to the special notification issued by the authorized body in due course.

The current Russian transfer pricing rules have considerably increased the compliance burden for the taxpayers compared to the transfer pricing rules which were in effect before 2012 due to, inter alia, shifting the burden of proof from the Russian tax authorities to the taxpayers. These rules are applicable not only to the transactions taking place in 2012 but also to the prior transactions with related parties if related income and expenses were recognised in 2012. Special transfer pricing rules apply to transactions with securities and derivatives.

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

Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, the Group has accrued tax liabilities based on management’s best estimate of the probable outflow of resources

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

embodying economic benefits, which will be required to settle these liabilities. In accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Asser, the Group accrued RUB 480 million, RUB 620 million and RUB 548 million of other tax claims that management believes are probable, as of December 31, 2015, 2014 and January 1, 2014, respectively. In addition, income tax accrual was made under IAS 12 Income Taxes (Note 21).

As of December 31, 2015, the Group does not believe that any other material tax matters exist relating to the Group, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be materially misstated or misleading.

Possible liabilities, which were identified by management as those that can be subject to different interpretations of the tax law and regulations are not accrued in the consolidated financial statements. The amount of such liabilities was RUB nil, RUB 2,010 million and RUB 1,080 million as of December 31, 2015, 2014 and January 1, 2014, respectively.

30.	Events after the reporting period

The Group evaluated subsequent events for these consolidated financial statements through the date when the financial statements were issued, May 13, 2016.

Option for acquisition of a stake in the Elga coal complex

On April 1, 2016, the Group signed option agreements with Gazprombank providing the bank with the option to acquire a 49% stake in the Elga coal complex for a total consideration of RUB 34,300 million. According to these agreements, the Group is obliged to sell to Gazprombank upon its request and not later than June 30, 2016, a 49% stake in Elgaugol OOO, the owner of the subsoil license for the Elga coal deposit, a 49% stake in Elga-doroga OOO, the owner of the Ulak-Elga rail line which had been contributed to the registered capital of this newly established company in March 2016, a 49% stake in Mecheltrans Vostok OOO, the rail line’s transport operator (collectively, the “target companies”).

Proceeds from the sale of these stakes will be used for repayment of debt of SKCC assigned from Sberbank to Gazprombank (or their respective assignees) in the amount of RUB 31,500 million ($423,091 thousand or RUB 28,400 million at exchange rate as of April 12, 2016 and RUB 3,100 million), and remaining amount — for repayment to Sberbank and / or Sberbank Leasing.

The agreements also include joint coordination of management over the Elga coal complex. Gazprombank will have a put option to sell its stakes (in full or in part) in the Elga coal complex within three years following a five-year period or in case of a breach of conditions stipulated by such agreement. Put options are signed by Yakutugol and Mechel-Trans OOO (sellers of the stakes in target companies) and will be guaranteed by Mechel Mining OAO, SKCC and Mechel Coke. If the Group fails to perform under these put options Gazprombank will have the right to buy out (call option) the remaining stakes owned by the Group in the target companies and a 100% stake in Mechel Port Vanino. A 1.99% stake in each of the target companies will be pledged in favor of Gazprombank as a security for the call option.

As of the date hereof Gazprombank has not requested the execution of the sale-purchase agreement under the option agreements and the stakes of the target companies have not been transferred to the bank.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2015

(All amounts are in millions of Russian rubles, unless stated otherwise)

Following the assignment of the Group’s debt from Sberbank to Gazprombank in April 2016, the Group signed settlement agreements with the latter to convert the $423,091 thousand debt into RUB 28,400 million debt and to extend the maturities of such loans till June 30, 2016.

Restructuring agreements with Sberbank

The Group signed amendment agreements and amicable settlement agreements with Sberbank for the existing debts restructuring of CMP of RUB 27,430 million, Izhstal of RUB 564 million, BFP of RUB 650 million, Yakutugol of RUB 48 million, Korshunov Mining Plant (KMP) of RUB 35 million, Mechel Trading of $100,000 thousand (RUB 7,288 million at exchange rate as of December 31, 2015), and SKCC of $254,890 thousand (RUB 18,577 million at exchange rate as of December 31, 2015) during February-April 2016. Restructuring of CMP debt of RUB 6,761 million is agreed and subject to the court approval of the amicable settlement agreements. Amendment agreements and amicable settlement agreements grant a grace period until April 2017 and extend the final maturity until April 2020, waive all previous defaults (including but not limited to acceleration of repayments), provide new interest rates and partial capitalization of interest, as well as new levels of financial covenants. The grace period will be extended until January 2020 and the final maturity — until April 2022, if similar terms for the grace period and interest rate are reached with VTB and other conditions have been fulfilled. Upon restructuring, overdue interest in the amount of RUR 3,600 million are capitalized and fines and penalties in the amount of RUR 1,059 million are waived. The amendment agreements became effective upon signing; however, failure to comply with certain terms will lead to their termination.

In December 2015 and the beginning of 2016, the Group signed settlement agreements with Sberbank Leasing AO which waived previous defaults and restructured future payment schedules. The settlement agreements will become effective upon approval by the court which is ongoing.

Restructuring agreements with Gazprombank

In January 2016, part of Gazprombank debt, in particular $400,000 thousand (RUB 29,153 million at exchange rate as of December 31, 2015) and $200,000 thousand (RUB 14,576 million at exchange rate as of December 31, 2015) credit facilities for SKCC and $385,777 thousand (RUB 28,059 million at exchange rate as of December 31, 2015) and $300,000 thousand (RUB 21,856 million at exchange rate as of December 31, 2015) credit facilities for Yakutugol were converted into rubles. In March 2016, Yakutugol’s loan from Gazprombank in the amount of $103,100 thousand (RUB 7,515 million at exchange rate as of December 31, 2015) was also converted into rubles. Restructuring of these credit facilities became effective in January and March 2016 providing for an extension of the grace period until April 2020 and the final maturity until April 2022. Interest rate under restructured agreements is set at the level of the Central Bank of Russia rate plus 1.5% (subject to increase to 3.5% if certain conditions are not met). Waiving of fines and penalties in the amount of RUB 6,026 million is subject to fulfilment of certain conditions. In March 2016, the Elga railway and related infrastructure facilities were pledged to Gazprombank under the credit facilities at the value of RUB 81,772 million as of December 31, 2015.

In March 2016, the restructuring under overdraft facilities of CMP and Mechel Service has become effective.

Other

The Group signed restructuring agreements with Uralsib bank which granted extended repayments of the Group’s debt of RUB 3,280 million till December 30, 2019, new tranches of RUB 1,000 million, waived all previous defaults, new interest rates, the grace period for interest repayment till December 31, 2016.