Form 20-F
period 2016-12-31
Mechel OAO
filed 2017-04-26
CIK 1302362

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

416,270,745 common shares, of which 82,266,622 shares are in the form of common ADSs as of March 31, 2017

138,756,915 preferred shares (including 55,502,766 shares held by Skyblock Limited, a wholly-owned subsidiary of Mechel), of which 9,359,432 shares are in the form of preferred ADSs as of March 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

The presentation currency of our consolidated financial statements is the Russian ruble. Before transition to IFRS, U.S. dollar was the presentation currency of our consolidated financial statements prepared under U.S. GAAP. The reason of adopting the Russian ruble as the presentation currency in the consolidated statements under IFRS is to allow a greater transparency of our financial and operating performance as it more closely reflects the profile of our revenue and operating income that are mostly generated in Russian rubles.

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

“CIS” means the Commonwealth of Independent States.

The following table sets forth by business activity the official names and location of our key subsidiaries and their names as used in this document:

Name as Used in This Document	Official Name	Location
Mining
Mechel Mining	Mechel Mining AO(1)	Russia, Moscow
Southern Kuzbass Coal Company	Southern Kuzbass Coal Company PAO(1)	Russia, Kemerovo region
Yakutugol	Yakutugol Joint-Stock Holding Company(1)	Russia, Sakha Republic
Elgaugol	Elgaugol OOO	Russia, Sakha Republic
Korshunov Mining Plant	Korshunov Mining Plant PJSC(1)	Russia, Irkutsk region
Moscow Coke and Gas Plant	Moscow Coke and Gas Plant JSC(1)	Russia, Moscow region
Mechel Coke	Mechel Coke OOO	Russia, Chelyabinsk region
Port Posiet	Port Posiet JSC(1)	Russia, Primorsk Krai
Port Temryuk	Port Mechel Temryuk OOO	Russia, Krasnodar Krai

Steel
Chelyabinsk Metallurgical Plant	Chelyabinsk Metallurgical Plant PAO(1)	Russia, Chelyabinsk region
Izhstal	Izhstal OAO	Russia, Republic of Udmurtia
Urals Stampings Plant	Urals Stampings Plant PAO(1)	Russia, Chelyabinsk region
Beloretsk Metallurgical Plant	Beloretsk Metallurgical Plant AO(1)	Russia, Republic of Bashkortostan
Vyartsilya Metal Products Plant	Vyartsilya Metal Products Plant ZAO	Russia, Republic of Karelia
Mechel Nemunas	Mechel Nemunas UAB	Lithuania
Bratsk Ferroalloy Plant	Bratsk Ferroalloy Plant OOO	Russia, Irkutsk region
Port Kambarka	Port Kambarka OAO	Russia, Republic of Udmurtia

Name as Used in This Document	Official Name	Location
Power
Southern Kuzbass Power Plant	Southern Kuzbass Power Plant OAO	Russia, Kemerovo region
Kuzbass Power Sales Company	Kuzbass Power Sales Company OAO	Russia, Kemerovo region
Mechel Energo	Mechel Energo OOO	Russia, Chelyabinsk region

Marketing and Distribution
Mechel Carbon	Mechel Carbon AG	Switzerland, Baar
Mechel Trading	Mechel Trading AG	Switzerland, Baar
Mechel Service Global	Mechel Service Global B.V.	Netherlands
Mechel Service	Mechel Service OOO	Russia, Moscow

Other
Mecheltrans	Mecheltrans OOO	Russia, Moscow

(1)	The legal organizational form of our Russian subsidiaries and Mechel has been changed in accordance with the current legislation of the Russian Federation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “will,” “may,” “should” and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, “Item 3. Key Information — Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” and include statements regarding:

•	strategies, outlook and growth prospects;

•	the ability to maintain and generate sufficient cash and other liquid resources to meet our operating and debt service requirements;

•	our ability to comply with the financial covenants in our loan agreements as well as other covenants and restrictions imposed by the existing and future financing arrangements and our ability to attract new financing or refinancing of debt, including an outcome in the ongoing debt restructuring negotiations with our lenders;

•	the impact of competition;

•	costs of our acquisitions and ability to realize expected synergies and other benefits;

•	capital expenditures;

•	demand for our products;

•	economic outlook and industry trends;

•	transactions with related parties;

•	regulatory compliance;

•	developments in our markets;

•	future plans and potential for future growth;

•	the results of any legal procedures;

•	the impact of regulatory initiatives; and

•	the strength of our competitors.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The financial data set forth below as of December 31, 2016, 2015 and 2014, and for the years then ended, have been derived from our consolidated financial statements. Our reporting currency is the Russian ruble and we prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”).

The consolidated financial statements for the year ended December 31, 2015 were the first we had prepared in accordance with IFRS. The date of transition to IFRS was January 1, 2014. For periods up to and including the year ended December 31, 2014, we prepared our consolidated financial statements in accordance with U.S. GAAP. Accordingly, we have prepared financial statements that comply with IFRS applicable as of December 31, 2016, together with the comparative periods data for the years ended December 31, 2015 and 2014.

Pursuant to the transitional relief granted by the U.S. SEC in respect of the first-time adoption of IFRS, we have only provided financial statements and financial information for two fiscal years ended December 31, 2015 in the previously filed annual report for the year ended December 31, 2015 as presented under IFRS, we have provided financial statements and financial information for three fiscal years ended December 31, 2016 herein. The selected financial information as of and for the years ended December 31, 2016, 2015 and 2014 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included in this annual report.

Our results of operations for the periods presented are affected by disposals. See note 1(a) to the consolidated financial statements. The financial data below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2016	2015	2014
	(In millions of Russian rubles, unless stated otherwise)
Consolidated statement of profit (loss) and other comprehensive income (loss) data:
Revenue	276,009	253,141	243,992
Cost of goods sold	(146,322)	(151,334)	(153,057)

Gross profit	129,687	101,807	90,935
Total selling, distribution and operating income and (expenses), net	(86,997)	(77,555)	(90,028)

Operating profit	42,690	24,252	907
Total other income and (expense), net	(28,539)	(131,380)	(131,994)
Profit (loss) before tax from continuing operations	14,151	(107,128)	(131,087)
Income tax (expense) benefit	(4,893)	(8,322)	8,822
Profit (loss) for the year from continuing operations	9,258	(115,450)	(122,265)
(Loss) profit after tax for the year from discontinued operations, net	(426)	822	(11,702)
Profit (loss) for the year	8,832	(114,628)	(133,967)
Less: profit (loss) attributable to non-controlling interests	1,706	535	(1,263)

Profit (loss) attributable to equity shareholders of Mechel PAO	7,126	(115,163)	(132,704)

Profit (loss) for the year	8,832	(114,628)	(133,967)
Exchange differences on translation of foreign operations	431	287	1,168

Net (loss) gain on available for sale financial assets	(1)	8	2
Re-measurement losses on defined benefit plans	(23)	(194)	(127)
Total comprehensive income (loss) for the year, net of tax	9,239	(114,527)	(132,924)
Total comprehensive income (loss) attributable to non-controlling interests	1,710	537	(1,249)

Total comprehensive income (loss) attributable to equity shareholders of Mechel PAO	7,529	(115,064)	(131,675)

Earnings (loss) per share from continuing operations (in Russian rubles per share) — basic and diluted	18	(278)	(290)

(Loss) earnings per share from discontinued operations (in Russian rubles per share)	(1)	2	(29)

Basic and diluted, earnings (loss) for the year attributable to common equity shareholders of Mechel PAO	17	(277)	(319)
Cash dividends per common share	—	—	—

Cash dividends per preferred share	—	—	—

Weighted average number of common shares	416,270,745	416,270,745	416,270,745
Mining segment statement of profit (loss) data(1):
Revenue	121,555	108,723	100,558
Cost of goods sold	(45,040)	(51,280)	(51,435)

Gross profit	76,515	57,442	49,123

	Year Ended December 31,
	2016	2015	2014
	(In millions of Russian rubles, unless stated otherwise)
Total selling, distribution and operating income and (expenses), net	(45,503)	(41,437)	(47,405)

Operating profit	31,012	16,005	1,718

Steel segment statement of profit (loss) data(1):
Revenue	168,893	153,004	146,867
Cost of goods sold	(126,745)	(119,610)	(115,485)

Gross profit	42,148	33,394	31,382
Total selling, distribution and operating income and (expenses), net	(30,617)	(24,868)	(32,701)

Operating profit (loss)	11,531	8,526	(1,319)

Power segment statement of profit (loss) data(1):
Revenue	40,625	41,467	39,554
Cost of goods sold	(29,047)	(30,178)	(29,215)

Gross profit	11,578	11,289	10,339
Total selling, distribution and operating income and (expenses), net	(10,877)	(11,250)	(9,922)

Operating profit	701	39	417

Consolidated statement of financial position data (at period end):
Total assets	325,465	342,071	369,258
Equity attributable to equity shareholders of Mechel PAO	(260,274)	(267,803)	(154,666)
Equity attributable to non-controlling interests	7,687	5,948	8,253
Interest-bearing loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 38,594 million, RUB 47,475 million and RUB 14,615 million as of December 31, 2016, 2015 and 2014, respectively	434,165	491,674	386,518
Non-current interest-bearing loans and borrowings	11,644	4,308	9,346
Consolidated statement of cash flows data:
Net cash provided by operating activities	53,207	38,867	43,013
Net cash used in investing activities	(4,969)	(5,218)	(14,494)
Net cash used in financing activities	(45,869)	(34,433)	(34,206)
Non-IFRS measures(2):
Consolidated Adjusted EBITDA	66,164	45,730	29,759
Mining Segment Adjusted EBITDA	41,884	26,831	13,359
Steel Segment Adjusted EBITDA	23,172	17,127	14,906
Power Segment Adjusted EBITDA	1,662	2,090	1,403

(1)	Segment revenues and cost of goods sold include intersegment sales.
(2)	Adjusted EBITDA represents net profit (loss) attributable to shareholders of Mechel PAO before depreciation and depletion, foreign exchange (gain) loss, net, finance costs, including fines and penalties on overdue loans and borrowings and finance lease payments, finance income, net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of accounts receivable, allowance for doubtful accounts, write-off of inventories to net realizable value, loss (profit) after tax for the year from discontinued operations, net, net result on the disposal of subsidiaries, profit (loss) attributable to non-controlling interests, income tax expense (benefit), pension service cost and actuarial loss, other related expenses, other fines and penalties, gain on write-off of accounts payable with expired legal term, other one-off items.

Reconciliation of Adjusted EBITDA to net profit (loss) attributable to shareholders of Mechel PAO is as follows for the periods indicated:

	Year Ended December 31,
	2016	2015	2014
	(In millions of Russian rubles)
Consolidated Adjusted EBITDA reconciliation:
Net profit (loss) attributable to shareholders of Mechel PAO	7,126	(115,163)	(132,704)
Add:
Depreciation and depletion	13,714	14,085	14,429
Foreign exchange (gain) loss, net	(25,947)	71,106	103,176
Finance costs, including fines and penalties on overdue loans and borrowings and finance lease payments	54,240	60,452	28,110
Finance income	(1,176)	(183)	(107)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of accounts receivable, allowance for doubtful accounts and write-off of inventories to net realizable value	8,447	4,772	12,710
Loss (profit) after tax for the year from discontinued operations, net	426	(932)	11,702
Net result on the disposal of subsidiaries	(194)	19	89
Profit (loss) attributable to non-controlling interests	1,706	535	(1,263)
Income tax expense (benefit)	4,893	8,322	(8,822)
Pension service cost and actuarial loss, other related expenses	(171)	50	(6)
Other fines and penalties	1,396	1,598	915
Gain on write-off of accounts payable with expired legal term	(115)	(224)	(38)
Other one-off items	1,819	1,293	1,568

Consolidated Adjusted EBITDA	66,164	45,730	29,759

Mining Segment Adjusted EBITDA reconciliation:
Net profit (loss) attributable to shareholders of Mechel PAO	1,797	(71,120)	(86,787)
Add:
Depreciation and depletion	7,912	9,106	8,747
Foreign exchange (gain) loss, net	(14,960)	49,872	70,553
Finance costs, including fines and penalties on overdue loans and borrowings and finance lease payments	39,345	33,880	15,045
Finance income	(2,482)	(1,030)	(777)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of accounts receivable, allowance for doubtful accounts and write-off of inventories to net realizable value	2,584	900	1,357
(Profit) loss after tax for the year from discontinued operations, net	—	(764)	13,141
Net result on the disposal of subsidiaries	—	—	—
Profit (loss) attributable to non-controlling interests	511	(444)	(971)
Income tax expense (benefit)	5,019	5,632	(8,435)
Pension service cost and actuarial loss, other related expenses	(198)	125	(5)
Other fines and penalties	556	707	755
Gain on write-off of accounts payable with expired legal term	(19)	(33)	(2)
Other one-off items	1,819	—	741

Mining Segment Adjusted EBITDA	41,884	26,831	13,359

	Year Ended December 31,
	2016	2015	2014
	(In millions of Russian rubles)
Steel Segment Adjusted EBITDA reconciliation:
Net profit (loss) attributable to shareholders of Mechel PAO	6,399	(41,438)	(45,356)
Add:
Depreciation and depletion	5,435	4,650	5,391
Foreign exchange (gain) loss, net	(10,904)	21,122	32,910
Finance costs, including fines and penalties on overdue loans and borrowings and finance lease payments	17,411	25,645	12,966
Finance income	(2,234)	(344)	(390)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of accounts receivable, allowance for doubtful accounts and write-off of inventories to net realizable value	5,389	2,122	10,658
Profit after tax for the year from discontinued operations, net	406	(168)	(1,468)
Net result on the disposal of subsidiaries	(194)	19	89
Profit (loss) attributable to non-controlling interests	1,056	812	(408)
Income tax (benefit) expense	(265)	2,794	(374)
Pension service cost and actuarial loss, other related expenses	26	(81)	(7)
Other fines and penalties	742	890	189
Gain on write-off of accounts payable with expired legal term	(95)	(190)	(35)
Other one-off items	—	1,263	742

Steel Segment Adjusted EBITDA	23,172	17,127	14,906

Power Segment Adjusted EBITDA reconciliation:
Net (loss) profit attributable to shareholders of Mechel PAO	(517)	(2,286)	(651)
Add:
Depreciation and depletion	367	329	291
Foreign exchange (gain) loss, net	(83)	111	(287)
Finance costs, including fines and penalties on overdue loans and borrowings and finance lease payments	1,078	2,173	1,208
Finance income	(54)	(55)	(48)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of accounts receivable, allowance for doubtful accounts and write-off of inventories to net realizable value	474	1,751	696
Loss after tax for the year from discontinued operations, net	20	—	29
Net result on the disposal of subsidiaries	—	—	—
Profit (loss) attributable to non-controlling interests	139	166	114
Income tax expense (benefit)	139	(103)	(13)
Pension service cost and actuarial loss, other related expenses	2	6	7
Other fines and penalties	98	—	(29)
Gain on write-off of accounts payable with expired legal term	(1)	(1)	—
Other one-off items	—	—	86

Power Segment Adjusted EBITDA	1,662	2,090	1,403

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

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS. Some of these limitations are as follows:

•	Adjusted EBITDA does not reflect the impact of depreciation and depletion on our operating performance. The assets of our businesses which are being depreciated and depleted (including, for example, our mineral reserves) will have to be replaced in the future and such depreciation and depletion expense may approximate the cost to replace these assets in the future. By excluding such expense from Adjusted EBITDA, Adjusted EBITDA does not reflect our future cash requirements for such replacements.

•	Adjusted EBITDA does not reflect the impact of foreign exchange gains and losses, which may recur.

•	Adjusted EBITDA does not reflect the impact of finance income and finance costs, including fines and penalties on overdue loans and borrowings and finance lease payments, which are significant and could further increase if we incur more debt, on our operating performance.

•	Adjusted EBITDA does not reflect the impact of the net result on the disposal of non-current assets on our operating performance, which may recur.

•	Adjusted EBITDA does not reflect the impact of impairment of goodwill and other non-current assets, which may recur.

•	Adjusted EBITDA does not reflect the impact of write-off of accounts receivable, which may recur.

•	Adjusted EBITDA does not reflect the impact of allowance for doubtful accounts, which may recur.

•	Adjusted EBITDA does not reflect the impact of write-off of inventories to net realizable value, which may recur.

•	Adjusted EBITDA does not reflect the impact of profits and losses after tax for the year from discontinued operations.

•	Adjusted EBITDA does not reflect the impact of net result on the disposal of subsidiaries.

•	Adjusted EBITDA does not reflect the impact of profits and losses attributable to non-controlling interests on our operating performance.

•	Adjusted EBITDA does not reflect the impact of income tax expenses and benefits on our operating performance.

•	Adjusted EBITDA does not reflect the impact of pension service cost and actuarial loss, other related expenses.

•	Adjusted EBITDA does not reflect the impact of other fines and penalties.

•	Adjusted EBITDA does not reflect the impact of gain on write-off of accounts payable with expired legal term.

•	Adjusted EBITDA does not reflect the impact of other one-off items.

•	Other companies in our industry may calculate Adjusted EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

We compensate for these limitations by relying primarily on our IFRS operating results and using Adjusted EBITDA only supplementally. See our consolidated statement of financial position, consolidated statement of profit (loss) and other comprehensive income (loss) and consolidated statement of cash flows included elsewhere in this document.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the official exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of the Russian Federation (the “CBR”).

These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

Year Ended December 31,	Rubles per U.S. Dollar
	High	Low	Average(1)	Period End
2016	83.59	60.27	67.03	60.66
2015	72.88	49.18	60.96	72.88
2014	67.79	32.66	38.42	56.26
2013	33.47	29.93	31.85	32.73
2012	34.04	28.95	31.09	30.37

(1)	The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. Dollar
	High	Low
March 2017	59.22	56.38
February 2017	60.31	56.77
January 2017	60.66	59.15
December 2016	65.24	60.27
November 2016	65.86	63.20
October 2016	63.40	62.05

The exchange rate between the ruble and the U.S. dollar on April 26, 2017 was 55.85 rubles per one U.S. dollar.

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

As discussed in note 4 to our consolidated financial statements in “Item 18. Financial Statements,” because we have significant debt that we do not have the ability to repay without refinancing or restructuring, and our ability to do so is dependent upon continued negotiations with the banks, there is substantial doubt about our ability to continue as a going concern. We also note that there was a default on payments of principal and interest to certain lenders and lessors. In addition, we have been in non-compliance with certain financial and non-financial covenants in several loan agreements. See “— We face pressure on our liquidity, negatively influencing our working capital, which resulted from the acquisitions, substantial investment program, decrease in prices on commodity markets, global economic slowdown, difficulties with attracting new financing or refinancing of our debt and our need to service debt along with international sanctions against Russia and Russian state-owned banks,” “Our failure to comply with the payment and other obligations in our credit facilities caused some of our creditors to accelerate amounts due under their loan agreements and such failure, or like failure in the future, may cause the acceleration of our other outstanding debt, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects,” “If we are unable to restructure all of our indebtedness or fail to comply with the new terms of the restructured indebtedness, our lenders may claim for accelerated repayment, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects,” “We have a substantial amount of outstanding indebtedness with restrictive financial covenants and most shares and assets in our subsidiaries are pledged” and “We have not fulfilled our payment obligations under several of the group’s lease agreements and a number of the respective lessors have required the return of the leased assets, which may materially adversely affect our business, financial condition, results of operations and prospects.” Although as of December 31, 2016 restructuring agreements with our major lenders, such as Gazprombank, VTB Bank and Sberbank, were signed and became effective and restructuring agreements with our major lessors, such as Sberbank Leasing AO and VTB Leasing JSC, were entered into we still have a number of creditors to which the debt is overdue and such creditors could (have the legal right to) request for accelerated repayment of a significant portion of our debt and initiate legal procedures for enforcement of our debts. We do not have the resources to repay overdue debt or to enable us to comply with accelerated repayment requests immediately. Our plans, including the achievement of the restructuring with all of our lenders and aligning the servicing of our debt with new repayment schedules and projected cash flows to be generated by our group in 2017 and beyond, are discussed in “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Outlook for 2017” and note 4 to our consolidated financial statements in “Item 18. Financial Statements.” Our future is dependent on our ability to refinance or restructure our indebtedness successfully or otherwise address these matters. If we fail to do so for any reason, we would not be able to continue as a going concern and could potentially be forced to seek relief under applicable bankruptcy or insolvency procedures, in which case our shares and ADSs would lose all or a substantial amount of their value. However, given management’s plans, our consolidated financial statements have been prepared on the basis that we will continue as a going concern entity, and no adjustments have been made in our consolidated financial statements relating to the recoverability and classification of the recorded value of assets, the amounts and classification of liabilities or any other adjustments that might result in any potential impact of us not being able to refinance our debt obligations as outlined in note 4 to our consolidated financial statements in “Item 18. Financial Statements.”

We face pressure on our liquidity, negatively influencing our working capital, which resulted from the acquisitions, substantial investment program, decrease in prices on commodity markets, global economic slowdown, difficulties with attracting new financing or refinancing of our debt and our need to service debt along with international sanctions against Russia and Russian state-owned banks.

Due, inter alia, to a substantial increase in our total indebtedness in 2007 and early 2008, together with a substantial decrease in prices on commodity markets, we experienced a liquidity shortage in late 2008 and early 2009 and in order to address the liquidity shortage during 2008 through 2011 we obtained significant loans.

Starting from the second half of 2012 and gradually worsening during 2013 and into 2014, a second phase of economic and financial difficulties unfolded. To alleviate the pressure on our liquidity, in 2013, we refinanced and restructured a number of major loans mainly with Russian state-owned banks and issued Russian ruble bonds in order to refinance our debts. Additionally, in December 2013, we restructured our $1.0 billion pre-export facilities with a syndicate of banks.

In the first half of 2014, we experienced a shortage of liquidity and difficulties with refinancing of our debt; as a result, we failed to fulfill our payment obligations in connection with the servicing of interest and the repayment of our indebtedness. We held discussions with our creditors and applied for a standstill with respect to the payment of our financial obligations or a temporary reduction in servicing the loans which was not accepted. From the second half of 2014, the markets for our main products began to recover, and the depreciation of the ruble contributed to an increase in our operating profit and our available free cash flow for servicing our financial obligations. Despite of further decrease in prices on our main products during 2015 with further depreciation of the ruble we managed to maintain stable operation profit and used all earned profits for servicing of our financial obligations. We resumed making partial payments of current interest to the banks and agreed extension of the grace periods and new repayment schedules with our major creditors as well as partial capitalization of interest payments and restructuring of overdue interest and principal. In 2016, the market situation has been rapidly changing from quarter to quarter with coal prices rise over the second half of 2016 and correction of the steel prices in the third quarter of 2016. Positive dynamics of steel and coal prices allowed us to improve our financials and supported us in finalizing restructuring with majority of our creditors, including Russian state banks, bondholders and other Russian commercial banks. Our primary objective in negotiating the debt refinancing and restructuring relates to matching our projected available free cash flows with future financial and investment payments and resetting the financial covenants is to ensure a stable financial environment. We are aiming to lengthen the maturity profile and repayment grace periods of that part of our debt portfolio that currently remains not restructured.

For the year ended December 31, 2016, we had an operating income of RUB 42,690 million as compared to RUB 24,252 million for the year ended December 31, 2015. Net cash provided by operating activities was RUB 53,207 million for the year ended December 31, 2016 as compared to RUB 38,867 million for the year ended December 31, 2015. As of December 31, 2016, our total indebtedness was RUB 407,216 million, a decrease of RUB 41,292 million from December 31, 2015. The short-term portion of our total indebtedness was RUB 434,165 million as of December 31, 2016 as compared to RUB 491,674 million as of December 31, 2015. The working capital deficit amounted to RUB 441,581 million as of December 31, 2016 as compared to RUB 517,416 million as of December 31, 2015. Cash and cash equivalents as of December 31, 2016 were RUB 1,689 million as compared to RUB 3,079 million as of December 31, 2015. Our total liabilities exceeded total assets by RUB 252,588 million as of December 31, 2016.

Our ability to refinance existing debt is limited due to difficult conditions on the domestic and international capital markets and in the banking sector, together with sanctions imposed on certain Russian banks preventing them from raising additional long-term financing on the international capital markets. We have restructured major part of our debt portfolio, reduced the capital investment program and disposed of certain non-core or loss-making assets. See “— If we are unable to restructure all of our indebtedness or fail to comply with the new terms of the restructured indebtedness, our lenders may claim for accelerated repayment, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects” and “— We will require a significant amount of cash to fund our capital investment program.” These measures, if successful, should reduce the risk of facing a liquidity shortage in the medium term as well as allow us to reduce our debt leverage over time.

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

Any deterioration in our operating performance, including due to any worsening of prevailing economic conditions, fall in commodity prices (whether due to the cyclical nature of the industry or otherwise) and/or financial, business or other factors (including the imposition of further international sanctions against Russian companies or individuals as well as certain industries, including steel and mining sectors), many of which are beyond our control, may adversely and materially affect our cash flow, liquidity and working capital position and may result in an increase in our working capital deficit and in our inability to meet our obligations as they fall due. Poor liquidity and working capital deficit could lead to debt repayments difficulties, defaults, enforcement of security and eventually insolvency. As a result we will not be able to expand our business, finance capital expenditures and would have to downgrade which could result in higher cost of borrowing. All these factors could lead to difficulties with refinancing or raising additional capital and would require further restructuring. See “— If we are unable to restructure all of our indebtedness or fail to comply with the new terms of the restructured indebtedness, our lenders may claim for accelerated repayment, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects,” “— Risks Relating to Our Business and Industry — We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our business, financial condition, results of operations and prospects” and “— Risks Relating to the Russian Federation — The political and economic crisis in Ukraine as well as other politically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof by the United States and the European Union may have a material adverse effect on our business, liquidity and financial condition, as well as the trading market for and value of our shares and ADSs.” There is no guarantee that we would be successful in refinancing and restructuring of our debt or in raising additional capital (particularly if we fall under international sanctions preventing us from accessing foreign capital markets and supply of our products on certain export markets), or that we would be able to do so on a timely basis or on terms which are acceptable to us. Even if we were successful, the terms of such refinancing or new capital may be detrimental to holders of ADSs and shares including due to a dilution of their interest. Any such deterioration, affect or failure could have a material adverse effect on our business, financial condition, results of operations and the trading price of our ADSs and shares.

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

During 2014 and 2015, VTB Bank and Sberbank decided to accelerate outstanding amounts under our credit facilities due to our payment defaults. Although we were able to settle with VTB Bank and Sberbank, such acceleration, in turn, would give our other creditors the right to trigger acceleration under their loan agreements. See “— We may become subject to bankruptcy procedures, which may result in the inability of holders of our shares and ADSs to recover any of their investments.”

In 2015, we signed agreements on restructuring of our debt with our major lenders, such as VTB Bank and Gazprombank. We also signed restructuring agreements with Sberbank in February-April 2016 which granted a grace period and extended repayments of our debt as well as waived all previous defaults. In December 2016, we signed the last set of the agreements with VTB Bank which provide extension of maturity of our credit lines until April 2022. Signing of these agreements was condition precedent to coming into effect of the similar provisions under agreements with Gazprombank and Sberbank. See “— If we are unable to restructure all of our indebtedness or fail to comply with the new terms of the restructured indebtedness, our lenders may claim for accelerated repayment, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects” and “Item 5. Operating and Financial Review and Prospects — Restructuring of financial indebtedness.”

As of December 31, 2016, we had significant amount of overdue debt and we were in breach of certain financial and non-financial covenants in several loan agreements and defaulted on our loans allowing the relevant creditors to claim for accelerated repayment of all amounts of outstanding at any time, however we have not received any notices from the creditors as of December 31, 2016. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Restrictive Covenants,” “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness,” “Item 10. Additional Information — Material Contracts” and “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

Currently we continue to be in default under a number of our facilities, mainly under credit facilities with international lenders (pre-export facility agreements and export credit agreements), and are negotiating with our lenders refinancing and restructuring thereof. Our international lenders have not so far waived their rights in respect of or granted their consent to our breaches. We have received notification on defaults under the facilities with our international lenders, however the lenders under the export credit agreements did not claim for accelerated repayment. In December 2016, pre-export facility agreements with a syndicate of banks have matured without being repaid. In February 2017, a number of lenders under pre-export facility agreements filed 14 requests for arbitration. The 14 requests claim amounts allegedly due, including during the arbitration, plus expenses and any other amounts awarded by the arbitral tribunal. See “Item 8. Financial Information — Litigation — Debt litigation.” These claims as well as the refusal of any one lender to grant or extend a waiver or amend the loan documentation, even if other lenders may have waived covenant defaults under the respective credit facilities, could result in substantially all of our indebtedness being accelerated. If our indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing, and we could lose our assets, including fixed assets and shares in our subsidiaries, if our lenders foreclose on their liens, which would adversely affect our ability to conduct our business and result in a significant decline in the value of our shares and ADSs.

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

We have a number of facilities with Russian and international lenders which we have been in non-compliance. We are negotiating restructuring of indebtedness under these agreements in order to extend the repayment schedule and final maturity as well as to decrease our current interest payments. If we fail to negotiate restructuring of these agreements, lenders thereunder could claim acceleration of repayment which we may not be able to make. This could lead to cross-default under other agreements and could have a material adverse effect on our business, financial condition, results of operation and prospects.

We have signed restructuring agreements with our major Russian lenders which became effective during the period from October 2015 to December 2016. See “Item 5. Operating and Financial Review and Prospects — Restructuring of financial indebtedness.”

Our major lenders, such as Gazprombank, VTB Bank and Sberbank, require that all the loans provided to our subsidiaries shall be secured with the suretyship or pledge of assets of Mechel PAO. In accordance with the Joint-Stock Companies Law, such transactions exceeding 2% (10% starting from January 1, 2017) of the balance sheet value of the company’s assets determined under Russian accounting standards require participation and obtaining of approval from a majority of disinterested shareholders of the company. Such security is an additional guarantee for our lenders which they require for restructuring of our debt. On March 4, 2016, we convocated the extraordinary general shareholders’ meeting to approve a number of interested party transactions but we did not manage to obtain the required quorum to approve such transaction. Although we managed to obtain the required quorum on May 26, 2016 and February 27, 2017, we cannot predict whether we could obtain such shareholders’ approval in order to secure our loans in the future or we could get a waiver from the banks for the amendment of the security structure.

During 2016, we have successfully restructured our ruble bonds, however we might need to negotiate with the bondholders extension of maturities thereof and new amortization schedules in case of liquidity shortage in the future. If we fail to agree with the bondholders on a restructuring and we will not have liquidity to finance buy-back of these bonds, payment default will occur. Payment default under any of ruble bonds may result in cross-default under all other bond issues as well as cross-default under restructured credit facilities. The bondholders also could litigate us after the restructuring and this could lead to termination of the restructuring.

If we fail to comply with the new terms and conditions, our lenders could claim acceleration of repayment which we may not be able to make and enforce the security which had been pledged to those banks. See “— We have a substantial amount of outstanding indebtedness with restrictive financial covenants and most shares and assets in our subsidiaries are pledged.” This could further lead to cross-default under other agreements and could have a material adverse effect on our business, financial condition, results of operation and prospects.

We still have a number of facilities with international lenders to be restructured in order to extend the repayment schedule and final maturity. In February 2017, a number of lenders under pre-export facility agreements filed requests for arbitration with the London Court of International Arbitration (“LCIA”). See “Item 8. Financial Information — Litigation — Debt litigation.” These recent claims trigger an event of default and cross-default under various loan agreements and our lenders may claim for accelerated repayments. We have requested our major Russian lenders to waive cross-default provisions in this respect, however we have no clarity when and whether such waivers will be granted. If no waivers are granted, lenders will have a right to claim for immediate acceleration of our indebtedness. We do not have the resources to repay overdue debt or to enable us to comply with accelerated repayment requests immediately. See also “— Our failure to comply with the payment and other obligations in our credit facilities caused some of our creditors to accelerate amounts due under their loan agreements and such failure, or like failure in the future, may cause the acceleration of our other outstanding debt, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects.”

We have a substantial amount of outstanding indebtedness with restrictive financial covenants and most shares and assets in our subsidiaries are pledged.

We have a substantial amount of outstanding indebtedness, primarily consisting of debt we incurred in connection with the financing of our acquisitions of Yakutugol and Oriel Resources in 2007 and 2008, as well as debt we incurred to finance our investment program in recent years, including the development of the Elga coal deposit and the universal rolling mill installation, and our working capital needs which have been significant in recent years due to the depressed demand and volatile pricing for our main products. Most of this debt has restrictive financial covenants. See “Item 5. Operating and Financial Review and Prospects — Restrictive Covenants,” “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness” and “Item 10. Additional Information — Material Contracts.” As of December 31, 2016, our consolidated total debt, including finance lease obligations and the put option of Gazprombank, was RUB 492,602 million, of which RUB 444,340 million was short-term debt (including RUB 427,350 million with loan covenant violations, of which RUB 260,653 million was long-term debt reclassified to short-term debt due to defaults and cross-defaults under our loan agreements). Our finance costs for the year ended December 31, 2016 were RUB 54,240 million, net of the amount capitalized.

In order to secure bank financings, we have pledged shares in certain our subsidiaries, including 100%-1 share of Yakutugol, 75%+4 shares of Southern Kuzbass Coal Company, 91.66% of Chelyabinsk Metallurgical Plant, 50%+2 shares of common shares of Beloretsk Metallurgical Plant, 80%+3 shares of Korshunov Mining Plant, 62.5% of Mechel Mining, 80%-5 shares of Urals Stampings Plant, 33.33%+1 share of common shares of Izhstal, 25%+1 share of Port Posiet, 50.99% of Elgaugol, 25% of registered capital of Mecheltrans, 100% of registered capital of Fincom-invest OOO, 25% of registered capital of Port Temryuk, 25% of registered capital of Bratsk Ferroalloy Plant, 1.99% of registered capital of MecheltransVostok OOO and 1.99% of registered capital of Elga-road OOO as of December 31, 2016. In January 2017, we pledged 5% of all issued preferred shares of Mechel. Also, property, plant and equipment and certain other assets of our subsidiaries are pledged to the lenders. As of December 31, 2016, the carrying value of property, plant and equipment, inventory and accounts receivable pledged under our loan agreements amounted to RUB 120,953 million. See note 10.1(h) to the consolidated financial statements. Should we be in payment defaults, breaches of covenants and restrictions under our financial agreements and fail to receive waivers, the security may be enforced, which could have a material adverse effect on our business, financial condition, results of operations and prospects. For a description of defaults and acceleration events, see “— Our failure to comply with the payment and other obligations in our credit facilities caused some of our creditors to accelerate amounts due under their loan agreements and such failure, or like failure in the future, may cause the acceleration of our other outstanding debt, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects.”

Our ability to make payments on our indebtedness depends upon our operating performance, which is subject to general economic and market conditions, commodity prices, and financial, business and other factors (including the maintenance or extension of international sanctions against Russian companies and individuals as well as sanctions imposed on certain industrial sectors), many of which we cannot control. See “— We face pressure on our liquidity, negatively influencing our working capital, which resulted from the acquisitions, substantial investment program, decrease in prices on commodity markets, global economic slowdown, difficulties with attracting new financing or refinancing of our debt and our need to service debt along with international sanctions against Russia and Russian state-owned banks.”

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

Our creditors, including the Federal Tax Service of the Russian Federation, may file a bankruptcy petition with a court seeking to declare us insolvent if we are unable to make payments to our creditors in excess of 300,000 rubles within three months of such payments becoming due. In most cases, for such petition to be accepted, the outstanding indebtedness must be confirmed by a separate court decision or arbitral award that has already entered into force. However, under recent amendments to the Federal Law No. 127-FZ “On Insolvency (Bankruptcy)” dated October 26, 2002 (the “Bankruptcy Law”), financial (credit) organizations, which include our major creditors, may file a petition for bankruptcy without such separate court decision. In this case, the financial organization is required to notify the debtor and its creditors in writing at least 15 days from the date of publication of the bankruptcy petition in the Unified Federal Register of Information on Facts of Business Activity of Legal Entities. On March 7, 2015, VTB Bank published a notification of its intention to initiate bankruptcy proceedings against us. On March 12, 2015, VTB Bank further informed our main creditors of its intention to proceed with such bankruptcy petition. The restructuring documents have been signed in September 2015 and currently there is no further development regarding this issue from VTB Bank side. On April 24, 2015, VTB Bank and VTB Capital Plc filed a claim with the High Court of Justice Queen’s Bench Division Commercial Court in England seeking for injunctive relief under pre-export facility agreements with a syndicate of banks. This claim and court proceedings were put on hold until June 1, 2017. VTB Bank and VTB Capital Plc terminated Russian court proceedings and recalled all of their Russian claims against us in October 2015, once restructuring agreements with VTB Bank became effective. See “Item 8. Financial Information — Litigation — Debt litigation.” If any other creditor initiates court proceedings seeking to declare us insolvent or if the bank is granted with aforementioned preliminary injunctions, it could have a material adverse effect on our prospects and on the value of our shares and ADSs and may ultimately result in the inability of holders of our shares and ADSs to recover any of their investments.

From time to time, the group’s suppliers, services providers and other third parties which we may owe operating debt to may file bankruptcy claims based on the formal debt limit provided by the Bankruptcy Law, however, we settle such claims before court consideration. Nevertheless, the overall debt of our group companies is still substantial. Therefore, there is a risk that our creditors (including suppliers, services providers, etc.) may file bankruptcy petitions, and our shareholders and ADS holders may lose all or substantial part of their investment.

The Bankruptcy Law is still developing and it remains subject to varying interpretations. While the Bankruptcy Law establishes the principle of adequate protection of creditors, debtors, shareholders and other stakeholders in bankruptcy, it often fails to provide instruments for such protection that are available in other jurisdictions with more developed bankruptcy procedures. Bankruptcy proceedings in Russia are often not conducted in the best interests of shareholders or creditors. In addition, Russian courts that conduct bankruptcy proceedings may be subject to a greater degree of political interference and may employ a more formalistic, and less commercially sophisticated, approach to rendering decisions than like court in other jurisdictions. Russian insolvency proceedings in the past have shown a bias towards liquidation and not rehabilitation or restructuring.

The Bankruptcy Law provides for the following order of priority for the satisfaction of creditor claims: (i) personal injury claims; (ii) employment claims (wages and severance payments) and royalty claims under copyright agreements; and (iii) all other claims. The claims of secured creditors are satisfied in accordance with a special procedure, that is, out of the proceeds of sale of the pledged or mortgaged assets. Equity claims of shareholders or ADSs holders may be satisfied only if any assets remain after all creditors have been paid in full. Therefore, there is a risk that our shareholders and ADS holders may lose all or substantial part of their investment. This risk is even more significant for ADS holders whose status in the bankruptcy proceedings is unclear.

We have not fulfilled our payment obligations under several of the group’s lease agreements and a number of the respective lessors have required the return of the leased assets, which may materially adversely affect our business, financial condition, results of operations and prospects.

Some of our group companies have entered into various lease agreements with different leasing companies for the mining equipment, trucks, railcars, etc.

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

In particular, we failed to fulfill our payment (as well as certain other) obligations under the lease agreements with Sberbank Leasing AO. Between May and August 2014, we received payment demands from Sberbank Leasing AO, requiring us to settle the overdue amounts under the respective lease agreements. In September-October 2014, Sberbank Leasing AO filed lawsuits for the recovery of the overdue amounts under the lease agreements concluded with Korshunov Mining Plant, Mechel Materials, Yakutugol, Southern Kuzbass Coal Company and Metallurgshakhtspetsstroy. In February 2015, Sberbank Leasing AO sent termination notices to the lessees under the respective lease agreements for the total amount of 4.2 billion rubles. According to such notices, unless the payments are made within 15 days from the date of the notice, the respective lease agreements shall be deemed terminated. The payments were not made, and in April 2015, Sberbank Leasing AO requested through the courts accelerated repayment of amounts due under the lease agreements as well as the return of the leased assets. During the period from December 2015 to May 2016, we signed settlement agreements with Sberbank Leasing AO which waived our previous defaults and restructured our future payment schedules. The settlement agreements became effective in 2016. We have further signed new versions of certain settlement agreements revising payment schedules and we expect their approval by the court in April-May 2017.

During the period from May to August 2015, following our failure to fulfill payment obligations under the respective lease agreements, Caterpillar Financial OOO sent termination notices to the lessees (Yakutugol, Mechel Engineering, Korshunov Mining Plant, Mechel Materials, Metallurgshakhtspetsstroy, Tomusinsky Open Pit and Southern Kuzbass Coal Company). We have not settled the claims and Caterpillar Financial OOO filed lawsuits with the court against our subsidiaries and Mechel (as the guarantor under four lease agreements) seeking termination of lease agreements, withdrawal of leasing assets and recovery of debt in an aggregate amount of approximately $5.0 million and €313.9 thousand. In July 2016, Caterpillar Financial OOO filed another lawsuit seeking recovery of debt and withdrawal of a leasing asset. Currently, these lawsuits are considered by the courts of various instances while we continue negotiations with Caterpillar Financial OOO.

During the period from May to November 2016, VTB Leasing JSC filed several lawsuits with the court against Mecheltrans seeking recovery of debt under lease payments and the court sustained the plaintiff’s claims. We repaid part of the debt and signed settlement agreements for the remaining overdue debt. As of the date hereof, all settlement agreements have been approved by the court. See “Item 8. Financial Information — Litigation — Debt litigation” for a description of the court proceedings mentioned above.

During 2016, we breached payment schedules with Sberbank Leasing AO, Caterpillar Financial OOO, VTB Leasing JSC and Gazprombank Leasing JSC, however we managed to substantially decrease our overdue lease payments and agreed on the repayment profile of the remaining overdue debts. As of December 31, 2016, we fully repaid the overdue lease payments to Gazprombank Leasing JSC.

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

Our business requires maintenance capital expenditures in order to maintain production levels adequate to meet the demand for our products, as well as other capital expenditures to implement our business strategy. We spent 4,570 million rubles during 2016 on our capital expenditures (including 2,060 million rubles in maintenance capital expenditures). In planning for 2017, we followed our current investment policy focusing only on those items that are either close to completion or are of major importance for our operations. Our capital investment program currently contemplates capital spending of up to 12,544 million rubles in 2017 (including up to 6,412 million rubles in maintenance capital expenditures). A considerable part of the planned capital expenditures relate to the renewal of mining-and-transport equipment and to the development of the Elga coal deposit. The Elga capital expenditures are planned in the amount of approximately 5.8 billion rubles to be financed from our own funds in 2017-2019. Overall, we plan to spend up to 35.7 billion rubles for the three-year period of 2017-2019 on capital investments (including up to 17.7 billion rubles in maintenance capital expenditures). See “Item 4. Information on the Company — Capital Investment Program.”

Our ability to undertake and fund planned capital expenditures will depend on our ability to generate cash in the future and access debt financing. Lack of liquidity may jeopardize capital expenditure plans, see “— We face pressure on our liquidity, negatively influencing our working capital, which resulted from the acquisitions, substantial investment program, decrease in prices on commodity markets, global economic slowdown, difficulties with attracting new financing or refinancing of our debt and our need to service debt along with international sanctions against Russia and Russian state-owned banks.” This, to a certain extent, is subject to general economic and market conditions, financial, competitive, legislative, regulatory and other factors (including the status of international sanctions against Russian companies and individuals as well as sanctions imposed on certain types of products in different sectors) that are beyond our control. Raising debt financing for our capital expenditures on commercially reasonable terms may be particularly challenging given our current high levels of indebtedness and restrictive covenants imposed under the loan agreements. Any deterioration in our operating performance, including due to any worsening of economic conditions, fall in commodity prices and/or financial, business or other factors, many of which are beyond our control, may adversely and materially affect our cash flow which may leave us unable to conduct our capital expenditure plans as necessary or required, which could adversely affect our operating facilities and ability to comply with applicable regulations.

Changes in the exchange rate of the ruble against the U.S. dollar and in interest rates may materially adversely affect our business, financial condition and results of operations.

Part of our sales are denominated in U.S. dollars, whereas the majority of our direct costs are incurred in rubles. In addition, we have foreign currency loans that are denominated mainly in U.S. dollars. Depreciation in real terms of the ruble against the U.S. dollar may result in a decrease in our costs relative to our export revenues assuming stable level of prices for our products. Also depreciation in real terms of the ruble against the U.S. dollar may result in a reduction in our ability to service debt obligations denominated in foreign currencies in case of sharp decline in sales in general and sales denominated in foreign currencies in particular. Conversely, appreciation in real terms of the ruble against the U.S. dollar may materially adversely affect our results of operations if the prices we are able to charge for our products do not increase sufficiently to compensate for the increase in real terms in our ruble-denominated expenditures. In 2015, the ruble depreciated against foreign currencies, decreasing to 72.88 rubles per one U.S. dollar on December 31, 2015. In 2016, the ruble-U.S. dollar exchange rate was very volatile, reaching RUB 60.66 as at December 31, 2016 and strengthened by 16.8% from December 31, 2015. As of March 31, 2017, the ruble-U.S. dollar exchange rate was 56.38 (a 16.6% decline compared to March 31, 2016) and the ruble-euro exchange rate was 60.60 (a 20.8% decline compared to March 31, 2016), according to the CBR.

In an effort to protect the country’s foreign currency reserves from substantial depletion, the CBR moved to a free floating exchange rate regime on November 20, 2014. In response to continuing ruble depreciation, the CBR in an unexpected, emergency meeting increased its key rate, which determines the borrowing costs for commercial banks, from 10.5% to 17% subsequently lowering the rate to 9.75% during 2015-2017. Upon restructuring, interest rates under our ruble-denominated facilities with Russian state banks are linked to the CBR key rate (plus a margin above the key rate). Should the CBR key rate increases again, or should interest rates under our existing facility agreements otherwise increase, we will face higher borrowing costs, which could have a material adverse effect on our business, cash flows, financial condition, results of operations and prospects.

Inflation could increase our costs and decrease operating margins.

In 2016, 2015 and 2014, the inflation rate in Russia was 5.4%, 12.9% and 11.4%, respectively, according to the Russian Federal State Statistics Service (“Rosstat”). The increase of inflation in 2014 followed by further increase in 2015 may be attributed to international sanctions imposed on Russian companies and individuals, the significant fall in the ruble against the U.S. dollar and euro and high growth of prices on consumer goods and services. A record low level of inflation in Russia in 2016 was due to the tight monetary policy of the CBR and slowing growth of prices on consumer goods and services. Inflation increases our operating costs on monetary items, which are sensitive to rises in the general price level in Russia, including fuel and energy costs, cost of production services and salaries (as under existing collective agreements wage indexation is carried out taking into account inflation). Inflation could also potentially increase the prices we can charge for our products. The impact of inflation on our operating margins depends on whether we can charge higher prices corresponding with the increase in costs. Nevertheless, there is a high risk that inflation will have an overall negative impact on our operating margins.

If limitations on the conversion of rubles into foreign currencies in Russia are imposed, this could cause us to default on our obligations.

Part of our indebtedness and part of our capital expenditures are payable in various foreign currencies, including the U.S. dollar and euro. Russian legislation currently permits the conversion of ruble revenues into foreign currency without limitation. If the Russian authorities were to impose limitations on the convertibility of the ruble or other restrictions on operations with rubles and foreign currencies in the event of an economic crisis or otherwise, there may be delays or other difficulties in converting rubles into foreign currency to make a payment or delays in or restrictions on the transfer of foreign currency. This, in turn, could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults and, consequently, have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Russian companies are limited in their ability to place shares in circulation outside of Russia, including in the form of depositary receipts such as our common American Depositary Shares (“common ADSs”) and our global depositary shares representing our common shares (“GDSs”), as well as our preferred American Depositary Shares representing our preferred shares (“preferred ADSs,” and together with the common ADSs, the “ADSs”) due to Russian securities regulations. We have received permission from the Russian Federal Financial Markets Service (“FFMS”) for up to 40% of our common shares to be circulated abroad through depositary receipt programs, which was the maximum amount allowed at that time. Later we also received FFMS permission for a total of 41,627,074 preferred shares to be circulated through depositary receipt programs, representing 30% of the total number of issued preferred shares, which was the maximum amount allowed at that time. Currently, Russian securities regulations provide that no more than 25% of the total number of a Russian company’s shares may be placed and circulated abroad through depositary receipt programs or otherwise. It is unclear whether the FFMS’s approvals of higher amounts prior to the establishment of this lower limit will be allowed to remain in place. As of December 31, 2016, our common ADSs and GDSs together accounted for approximately 33% of our common shares, and accordingly we believe we cannot raise additional equity financing through placement of common shares in the form of depositary receipts. If the current limit is enforced Deutsche Bank Trust Company Americas (the “depositary”) may be forced to cancel some of our common ADSs and GDSs and deliver a corresponding number of the underlying common shares to holders of common ADSs or GDSs. The Russian government or its agencies may also impose other restrictions on international financings by Russian issuers.

We had in the past material weaknesses in our internal control over financial reporting, and we make no assurances that additional material weaknesses will not be identified in the future.

Management identified a material weakness in our internal control over financial reporting as defined in the Exchange Act Rule 12b-2 and Rule 1-02 of Regulation S-X that affected our financial statements for the year ended December 31, 2016. The material weakness in our internal control over financial reporting identified as of December 31, 2016 is described in “Item 15. Controls and Procedures.” Due to the effect of this material weakness, our auditors have opined that we have not maintained effective internal control over financial reporting as of December 31, 2016 under Section 404 of the Sarbanes-Oxley Act of 2002. Our auditors have also opined that we did not maintain effective internal control over financial reporting as of each of December 31, 2006, 2007, 2008, 2009, 2010, 2011 and 2015 due to the effect of the material weaknesses identified as of those dates.

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

For a cash-generating unit involved in mining activity future cash flows include estimates of recoverable minerals that will be obtained from proved and probable reserves, mineral prices (considering current and historical prices, price trends and other related factors), production levels, capital and reclamation costs, all based on the life of mine models prepared by our engineers.

Impairment losses of continuing operations are recognized in the consolidated statement of profit (loss) and other comprehensive income (loss) in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, we estimate the asset’s or the cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of profit (loss) and other comprehensive income (loss) unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

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

Based on the results of the impairment analysis of goodwill we performed as of December 31, 2016, impairment loss of RUB 2,930 million was recognized. According to the results of the impairment analysis of non-current assets as of December 31, 2016, impairment loss of RUB 2,272 million was recognized. See note 18 to the consolidated financial statements.

The amount of goodwill on our balance sheet as of December 31, 2016 that is subject to impairment analysis in the future is RUB 18,355 million or 6% of our total assets. This amount includes goodwill of Yakutugol,

Southern Kuzbass Power Plant, Kuzbass Power Sales Company and Port Posiet of RUB 13,399 million, RUB 2,382 million, RUB 1,026 million and RUB 756 million, respectively, as of December 31, 2016. See note 18 to the consolidated financial statements.

Based on the results of the impairment analysis of goodwill we performed as of December 31, 2015, impairment loss of RUB 1,444 million was recognized. According to the results of the impairment analysis of non-current assets, impairment loss of non-current assets of RUB 5,983 million was recognized. See note 18 to the consolidated financial statements. Based on comparison of carrying value and recoverable value as of December 31, 2015, excess of recoverable value over carrying value was identified therefore reversal of previously recoded impairment loss as of December 31, 2014 was recognized in the amount of RUB 5,966 million.

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

Our subsidiaries maintain their books and records in local currencies and prepare accounting reports in accordance with local accounting principles and practices. In particular, each of our Russian subsidiaries maintains its books in rubles and prepares separate unconsolidated financial statements in accordance with Russian accounting standards. For every reporting period, we translate, adjust and combine these Russian statutory financial statements to prepare consolidated financial statements in accordance with IFRS. This is a time-consuming task requiring us to have accounting personnel experienced in internationally accepted accounting standards. We believe there is a shortage in Russia of experienced accounting personnel with knowledge of internationally accepted accounting standards. Moreover, there is high demand for such personnel as many Russian companies prepare financial statements on the basis of internationally accepted accounting standards. Such competition may make it difficult for us to hire and retain such personnel, and our accounting staff may have high turnover.

Risks Relating to Our Business and Industry

We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our business, financial condition, results of operations and prospects.

Our mining segment sells coal (metallurgical and steam), iron ore concentrate and coke. These commodities are traded in markets throughout the world and are influenced by various factors beyond our control, such as global economic cycles and economic growth rates. Prices of these products have varied significantly in the past and could vary significantly in the future. For example, in 2016, coal prices were highly volatile due to coal supply management policy in China which has caused a fall in production that has driven a rise in prices, despite demand dropping globally. After a sharp rise of coal prices in July-November 2016, Chinese government made some changes to the coal production policy allowing Chinese companies to produce more coal and prices started to decline.

Our steel segment sells steel products, including semi-finished products, long products of a wide range of steel grades, carbon and stainless flat products, wire products, forgings and stampings and others, as well as ferrosilicon. Ferrosilicon is primarily used in the manufacture of steel and its market demand generally follows the cycles of the steel industry. The steel industry is highly cyclical in nature because the industries in which steel customers operate are subject to changes in general economic conditions. The demand for steel products thus generally correlates to macroeconomic fluctuations in the economies in which steel producers sell products, as well as in the global economy. The prices of steel products are influenced by many factors, including demand, worldwide production capacity, capacity-utilization rates, raw materials costs, exchange rates, trade barriers and improvements in steel-making processes. Steel prices have experienced, and in the future may experience, significant fluctuations as a result of these and other factors, many of which are beyond our control. For example, in 2015, steel market in China experienced turbulence as the steel prices collapsed and the demand decreased. Although the demand for steel in China has gradually started to recover through 2016 and the steel prices follow this trend, they remain volatile and far from the peak levels.

Our power segment generates and supplies power resources. Power demand in Russia depends on its consumption by the industrial sector. In Russia, the steel and mining industries are major consumers of power and the level of production of steel and mining companies impact demand for power. Market demand for the power produced by our power segment is affected by many of the same factors and cycles that affect our mining and metals businesses.

As a result of the 2008-2009 global economic crisis and the subsequent 2010-2011 global economic slowdown, the demand and prices for our products sharply declined. The continuing stagnation of the economy of the European region, the 2012-2016 economic slowdowns in the Asian region, primarily in China, as well as the existing uncertainty as to global economic recovery in the near future and international sanctions against Russia and Russian individuals or businesses may have adverse consequences for our customers and our business as a whole. See “— Risks Relating to the Russian Federation — The political and economic crisis in Ukraine as well as other politically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof by the United States and the European Union may have a material adverse effect on our business, liquidity and financial condition, as well as the trading market for and value of our shares and ADSs.”

Prices for our products, including coal, iron ore, metals, ferrosilicon and power, as well as the prices of coal, iron ore, ferroalloys, power and natural gas and other commodities and materials we purchase from third parties for the production of our products, fluctuate substantially over relatively short periods of time and expose us to commodity price risk. We do not use options, derivatives or swaps to manage commodity price risk. We use our vertically integrated business model and intersegment sales, as well as short-term and long-term purchase and sales contracts with third party suppliers and customers, to manage such risk. In addition, the length and pricing terms of our sales contracts on certain types of products are affected and can be regulated by orders issued by Russian antimonopoly authorities. In particular, pursuant to a directive issued to us by the Russian Federal Antimonopoly Service (“FAS”) in August 2008, we entered into long-term contracts for supply of certain grades of our coking coal with a formula of price calculation and with fixed volumes for the entire period of the contract. See “— Antimonopoly regulation could lead to sanctions with respect to the subsidiaries we have acquired or established or our prices, sales volumes and business practices.” Terms of sales of other types of our products may also be affected by regulations of the authorities. We cannot assure you that our strategies and contracting practices will be successful in managing our pricing risk or that they will not result in liabilities. If our strategies to manage commodity price risk and the impact of business cycles and fluctuations in demand are not successful, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our competitiveness is based in part on our operations in Russia having a lower cost of production than competitors in higher-cost locations. We have been facing a consistent upward trend in the past several years in production costs, particularly with respect to wages and transportation. For example, our rail transportation costs increased consistently during previous years with the more recent rail tariff increases of 10.0% in 2015 and 9.0% in 2016. Starting from January 29, 2015, railway export tariffs for all goods were increased by additional 13.4%, except for certain grades of coal and middlings for which additional indexation amounted to only 1.3%. In 2017, railway tariffs were increased by 6.08%. See “— A limited capacity of the railway infrastructure and an increase in railway tariffs expose us to uncertainties regarding transportation costs of raw materials and steel products,” “— Increasing costs of electricity, natural gas and labor could materially adversely affect our operating margins” and “— Inflation could increase our costs and decrease operating margins.” If these production costs continue to increase in the jurisdictions in which we operate, our competitive advantage will be diminished, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in our estimates of reserves or failure to implement mine development plans could result in lower than expected revenues, higher than expected costs or decreased operating margins.

We base our reserve information on engineering, economic and geological data which is assembled, analyzed and reviewed by our staff, which includes various engineers and geologists, annually and which is reviewed by independent mining engineers as of the acquisition dates as part of business combinations. The reserve estimates as to both quantity and quality are periodically updated to reflect production from reserves and new drilling, engineering or other data received. There are numerous uncertainties inherent in estimating quantities and qualities and the costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable reserves and net cash flows necessarily depend upon a number of variable factors and assumptions, such as geological and mining conditions which may not be fully identified by available exploration data or which may differ from our experience in current operations, projected rates of production in the future, historical production from the area compared with production from other similar producing areas, the assumed effects of regulation and taxes by governmental agencies and assumptions concerning prices, operating costs, mining technology improvements, mineral extraction and excise tax, development costs and reclamation costs, all of which may vary considerably from actual results. In addition, it may take many years from the initial phase of drilling before production is possible. During that time, the economic feasibility of exploiting a discovery may change as a result of changes in the market price of the relevant commodity. Mine development plans may have to be revised due to geological and mining conditions and other factors described above, as well as due to shortages in capital funding. Our planned development projects also may not result in significant additional reserves and we may not have continuing success developing new mines or expanding existing mines beyond our existing reserves.

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

The risks associated with the development of the Elga coal deposit have the potential to impact the project’s legal or economic viability. Key risks that have been identified include the following: (1) the early termination, suspension or restriction of the right of subsoil use of the Elga coal deposit in case of violation of the requirements of the deposit development technical plan; (2) the project requires significant capital expenditures to develop the required production and washing facilities and infrastructure, and increases in planned capital and operating costs could make the project uneconomical because of the project’s sensitivity to these costs; (3) the economic viability of the project is dependent upon the full use of the rail line; (4) the project is very sensitive to market prices for coal because of the high initial capital costs; and (5) the insufficient capacity of ports in the Russian Far East where the Elga deposit is located may limit the distribution of coal mined at the Elga deposit. In addition, capital expenditures for the rail line were not considered in the calculation of reserves estimates as we do not plan to use the rail line solely for delivery of coal from the Elga deposit. The realization of any of these risks could have a material adverse effect on our business, financial condition, results of operations and prospects. While we have already invested approximately 73.7 billion rubles in the development of the Elga coal deposit (out of which approximately 64.3 billion rubles was invested in the construction of the rail line), its further development requires a substantial amount of investment. Based on the expected financial capabilities of the group in view of the current and projected market conditions for our main products, we plan to invest in Elga from our own funds approximately 5.8 billion rubles in 2017-2019. In 2013 and 2014, our subsidiary Elgaugol and State Corporation “Bank for Development and Foreign Economic Affairs (Vnesheconombank)” (“Vnesheconombank”) signed a $150.0 million bridge loan agreement and a $2.5 billion main project financing loan agreements for the development of the Elga coal deposit. As of December 31, 2016, the principal amount outstanding under the loan agreements was $167.3 million, with overdue principal in the amount of $146.4 million and overdue interest in the amount of $6.2 million. Disbursement under the main project financing loan agreements was subject to fulfillment of conditions precedent. Elgaugol has not fulfilled these conditions and Vnesheconombank has suspended the financing. We hold negotiations with Vnesheconombank with respect to restructuring of the bridge loan and possibility of further financing of the Elga project.

Successful implementation of our strategy to expand our special steel long products sales and coal sales depends on our ability to increase our export sales of these products.

Our strategy to expand our special steel long products sales is dependent on our ability to increase our exports of these products to other countries. Likewise, our strategy to increase our sales of coal, particularly high-grade coking coal and PCI, is substantially dependent on our ability to increase our production and exports of these products through ports in the Russian Far East to other countries, particularly Japan, China, South Korea and other Pacific Rim countries. We face a number of obstacles to this strategy, including oversupply and low demand, trade barriers and sales and distribution challenges, as well as restrictions imposed by antimonopoly legislation. See “— Antimonopoly regulation could lead to sanctions with respect to the subsidiaries we have acquired or established or our prices, sales volumes and business practices.”

Currently, key ports in the Russian Far East have limited cargo-handling capacity, lack adequate port facilities and have old and worn-out equipment. In particular, the limited capacity of the railways connecting to these ports is a critical impediment to the further development of port infrastructure and the entire transportation system in the Russian Far East. Increasing the capacity of the ports in the Russian Far East is one of the key issues identified in the Transportation Strategy of the Russian Federation. Existing railway sections must be reconstructed, the logistics structure improved and the actions of the cargo owners, the ports’ management and Russian Railways, an open joint-stock company wholly owned by the Russian government, must be better coordinated. In addition, the shortage of the locomotive fleet of Russian Railways due to its worn-out state and frequent breakdowns, as well as major track repairs by Russian Railways in the summer months result in restriction on cargo volumes and increase in delivery time. Slowdown in train movements in the winter months has a negative impact on the state of bulk cargo as freezing occurs due to low temperatures which further reduces the rate of discharge in ports and leads to congestion of railcars in the railway network.

In particular, the total current annual capacity of the Baikal-Amur Mainline to which our Elga deposit is connected by our private rail line, was increased to 23 million tonnes in 2016 and upon implementation of a set of actions set forth in the Federal Target Program “Development of Transport System of Russia (2010-2020)” is expected to increase up to 33 million tonnes per year by 2018. However, in order to comply with the general declared volumes for cargo transportation on the Baikal-Amur Mainline, its capacity will need to be further expanded to meet, among others, our needs when Elga Open Pit reaches its full planned annual production capacity of 28.2 million tonnes of saleable coal in 2027. In addition, Russian Railways increased the capacity of the Komsomolsk-on-Amur-to-Sovetskaya Gavan segment, which connects the Baikal-Amur Mainline to Port Vanino, to 42.3 million tonnes in 2016. However, this increase may not be sufficient as other cargo shippers may also substantially increase their cargo volumes on the Baikal-Amur and Trans-Siberian Mainlines and further in the direction from Komsomolsk-on-Amur to Sovetskaya Gavan transportation hub. We cannot guarantee that the development projects by Russian Railways will proceed according to current plans, particularly in light of international sanctions against Russian companies and individuals. In addition, there is acute competition among Russian coal exporters for existing port capacity. In light of this shortage, Russian coal producers have endeavored to acquire ports or separate terminals to ensure the export of their products.

Our ability to increase coking coal export volumes is also limited by requirements to first satisfy Russian domestic coal demand, pursuant to a FAS directive issued to us in August 2008. See “— Antimonopoly regulation could lead to sanctions with respect to the subsidiaries we have acquired or established or our prices, sales volumes and business practices.” Failure to successfully manage the obstacles and tasks involved in the implementation of our export sales strategy could have a material adverse effect on our business, financial condition, results of operations and prospects.

In the event the title to the shares of any company we acquired is successfully challenged, we risk losing our ownership interest in that company or its assets.

Almost all of our Russian assets consist of companies formed during the course of Russian privatizations in the 1990s and early 2000s and generally we acquired shares in these companies from third parties after their respective privatizations. Given that Russian privatization legislation is vague, many privatizations are vulnerable to challenge. The Russian statute of limitations for challenging privatization transactions is generally three years since the date when performance of the transaction began. If a person presenting the claim was not a party to the transaction, the statute of limitations runs from the date when such person found out or should have found out that performance of the transaction was initiated. The statute of limitations generally cannot exceed 10 years from the commencement of performance of the transaction, although recent court practice suggests this limit does not apply if a claimant was not aware of a violation and if it is determined that, in accordance with general principles of justice, the statute of limitations concept cannot be otherwise relied on to allow the legalization of unlawfully acquired property. As noted above, most of our subsidiaries were privatized more than 10 years ago. In the event that any title to, or our ownership stakes in, any of the privatized companies acquired by us is subject to challenge as having been improperly privatized and we are unable to defeat this claim, we risk losing our ownership interest in the company or its assets, which could materially adversely affect our business, financial condition, results of operations and prospects.

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

Our business depends on the continuing validity of our subsoil licenses and the issuance of new and extended subsoil licenses and our compliance with the terms thereof. In particular, in estimating our reserves, we have assumed that we will be able to renew our Russian subsoil licenses as and when necessary in the ordinary course of business so that we will be able to exploit the resources under such licenses for the operational life of the relevant subsoil plot. See “Item 4. Information on the Company — Regulatory Matters — Subsoil Licensing in Russia — Extension of licenses” and “— Mining Segment — Mineral reserves.” However, license extension is subject to the licensee being in compliance with the terms of the license. Our experience with license extensions and publicly available information about current market practice and available court practice suggest that regulatory authorities tend to focus on such terms of the license as production levels, operational milestones and license payments, which are considered to be material terms of the license. Nevertheless, there is no assurance that this approach will be consistently applied by the regulatory authorities and the courts and that there will be no changes to this approach in the future. Regulatory authorities exercise considerable discretion in the timing of license issuance, extension of licenses and monitoring licensees’ compliance with license terms. Subsoil licenses and related agreements typically contain certain environmental, safety and production commitments. See “Item 4. Information on the Company — Regulatory Matters — Subsoil Licensing in Russia — Maintenance and termination of licenses.” If regulatory authorities determine that we have violated the material terms of our licenses, it could lead to rejection in license extension or suspension or termination of our subsoil licenses, and to administrative and civil liability. In addition, requirements imposed by relevant authorities may be costly to implement and result in delays in production. Our subsoil licenses expire on dates falling in 2019 through 2037. See the tables setting forth expiry dates of our Russian subsoil licenses in “Item 4. Information on the Company — Mining Segment” and reserves information. Accordingly, these factors may seriously impair our ability to operate our business and realize our reserves which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are currently in compliance with the material terms of our Russian subsoil licenses, except for the following. We failed to commence commercial coal production at the Raspadsk license area (part of Olzherassky Open Pit) in 2009 as required by the license due to unfavorable mine economics, but expect to commence such production in the fourth quarter of 2018 provided coal prices recover sufficiently. In addition, we commenced preparation for the commercial development of the Yerunakovsk-1, Yerunakovsk-2 and Yerunakovsk-3 license areas, but failed to commence commercial production at these license areas in 2011 as required by the licenses due to unfavorable mine economics. Moreover, we cannot fully develop the deposit at the Yerunakovsk-3 license area due to the presence of a third-party sludge pond in this area. Furthermore, we failed to commence commercial coal production at the Olzherassk license area (Olzherasskaya-Glubokaya Underground) due to unfavorable mine economics and the significant capital investments required to develop this license area. The Yerunakovsk-2, Yerunakovsk-3 and Olzherassk (Olzherasskaya-Glubokaya Underground) license areas are not counted for the purposes of our coal reserves.

Increasing costs of electricity, natural gas and labor could materially adversely affect our operating margins.

In 2016, our Russian operations purchased approximately 4.7 billion kilowatt-hours (“kWh”) of electricity at a total cost of 13.2 billion rubles, implying an average cost of 2.4 rubles per kWh. According to the Ministry of Economic Development of the Russian Federation, the average increase in market prices on the retail electricity market was 7.9% in 2016, and is expected to be 6.5% in 2017. Further price increases for electricity may also occur in the future due to the increase in fuel prices.

Our Russian operations also purchase significant amounts of natural gas, primarily for the production of power resources at our own co-generation facilities, from Novatek PAO (“Novatek”), Russia’s largest independent producer of natural gas, Rosneft Oil Company (“Rosneft”), the leader of Russia’s petroleum industry, and Gazprom PAO (“Gazprom”), the government-controlled dominant gas producer and the owner of the unified gas supply system of Russia. Domestic natural gas prices are regulated by the Russian government. In 2016, we purchased approximately 1.8 billion cubic meters of gas at a total cost of approximately 6.9 billion rubles. Russian domestic natural gas prices are significantly below Western European levels, which provides us with a cost advantage over our competitors, an advantage which may diminish as Russian domestic gas prices approach Western European levels. Starting from July 1, 2015, the Russian Federal Tariff Service set wholesale prices of gas produced by Gazprom for domestic consumers on the territory of the Russian Federation, except for households, in the range of 2,395 rubles to 4,906 rubles as compared to prices set for the previous period which were set starting from January 1, 2014 in the range of 2,228 rubles to 4,675 rubles per thousand cubic meters, depending on the region of the Russian Federation where the gas is purchased. In 2016, gas prices were not increased and remained at the level of 2015.

Following raw materials used in the production process and energy-related costs, our labor costs are the next most significant operational cost. Labor costs in Russia have historically been significantly lower than those in the more developed market economies of North America and Western Europe for similarly skilled employees. According to Rosstat, after adjusting for inflation, the average wage in the Russian Federation has risen at the annual rate of 1.2% and 4.8% in 2014 and 2013, respectively. In 2015, the average wage has decreased by 9.0%, according to Rosstat. In 2016, the average wage has increased by 0.7%, according to Rosstat. Labor costs in Russia are indexed to and adjusted for inflation, which means that in the future labor costs may rise and our advantage with respect to our competitors with foreign operations that have historically had to pay higher average wages than those paid in Russia may be reduced.

Higher costs of electricity, natural gas and labor could negatively impact our operating margins, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

A limited capacity of the railway infrastructure and an increase in railway tariffs expose us to uncertainties regarding transportation costs of raw materials and steel products.

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

The most significant railcar owners are Freight One JSC, Federal Freight JSC, NefteTransService, Globaltrans and Freight Company Novotrans. Our cargoes are currently transported in the railcars owned by our subsidiary Mecheltrans or third party railcar owners, mainly to transport coal products and iron ore concentrate. Mecheltrans works with third party railcar owners to arrange for transportation and forwarding of cargoes with their railcars. In 2016, our freight volume transported by third party railcar owners amounted to 28.0 million tonnes, for which we paid 8.6 billion rubles.

In 2016, railway tariffs were indexed by 9.0%. Starting from January 1, 2017, railway tariffs have increased by an additional 6.08%. Along with the growth of tariff levels, a disruption in the transportation of our raw materials and products may occur. In 2016, due to the ban to increase the service life of railcars, the open car fleet of Russian Railways decreased sharply while traffic volumes remained unchanged. In the summer of 2016, the shortage of railcars increased as a result of scheduled track repairs. The shortage of the rolling stock led to a significant increase in prices of rolling stock operators’ services and a reduction in volume of transported cargo, including our cargo. All of the above factors may preserve in the future and negatively impact our operating margins, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Russia has in place import tariffs with respect to certain imported steel products. These tariffs generally amount to 5-15% of the value of the imports. Almost all of our sales of steel products in Russia were protected by these import tariffs in 2016. The Republic of Belarus, the Republic of Kazakhstan and the Russian Federation entered into a Customs Union and implemented a Common Customs Tariff, which came into force on January 1, 2010, reducing import duties on stainless rolled products from 15% to 10%. Further, the Republic of Belarus, the Republic of Kazakhstan and the Russian Federation established the Eurasian Economic Union which was enlarged in 2015 to include the Republic of Armenia and the Kyrgyz Republic. Creation of the Customs Union, as well as other actions and decisions of Russian authorities in respect of tariffs and duties, can lead to further reduction of import duties.

On November 20, 2013, the Eurasian Economic Commission initiated an antidumping investigation against imports of steel bars originating in Ukraine. In March 2016, the investigation was completed resulting in the imposition of antidumping duties for a period of five years. Therefore, we benefit from protection of the Eurasian Economic Union’s market from low-priced import of steel bars.

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

Chemical substances contained in some of our products, as well as by-products and waste, which we export to or produce in the European Union are subject to regulation (EC) No 1907/2006 on registration, evaluation, authorization and restrictions of use of chemicals (“REACH”). Under REACH, we must provide a registration dossier for such substances to the European Chemicals Agency (“ECHA”). In addition, we must provide the information about the registered substances usage and utilization to the competent authorities of the E.U. Member States and downstream users upon request. We believe that we are in compliance with current REACH requirements and we will have to maintain certain resources to ensure compliance with further developing REACH requirements.

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

We are at risk of experiencing any and all of these hazards. The occurrence of such hazards could delay production, increase production costs, result in injury to persons or death, and damage to property, as well as liability for us. For example, in 2008, there were two accidents at V.I. Lenina Underground which involved multiple casualties, and one of the accidents resulted in five fatalities. In 2010 through 2012, there were a number of occasions of self-heating and spontaneous ignition of coal as well as an increase of coal dust levels, each of which resulted in the temporary suspension of mining operations at the longwalls of Sibirginskaya Underground, V.I. Lenina Underground and Olzherasskaya-Novaya Underground. There were no casualties involved in any of these occasions. In 2013-2016, there were also a number of occasions which caused the temporary suspension of mining operations, but had no significant effect on our business. We implemented measures to cure the causes of these occasions and we are implementing measures aimed at preventing accidents and occasions in the future and we are cooperating with the competent governmental authorities, in particular, the Russian Federal Service for Ecological, Technological and Nuclear Supervision (“Rostekhnadzor”).

The risk of occurrence of these hazards is also exacerbated by the significant level of wear of the equipment of our mining enterprises. We are conducting a program of phased replacement and refurbishment of obsolete equipment in order to meet safety requirements at our most hazardous facilities.

Abnormal weather conditions and natural hazards could negatively impact our business.

Our production facilities are located in different climate and weather conditions, and abnormal weather changes and natural hazards could affect their operations. Interruptions in electricity supply and transport communication could lead to delays in deliveries of raw materials to our production facilities and finished products to consumers, as well as a suspension of production. For example, in 2016, a 50 meters long wash-out of railway track on the Ulak-Elga rail line occurred as a result of heavy rains. Coal transportation from the Elga deposit was interrupted for 4 days until the full restoration of the railway. In addition, the existence of abnormally low temperatures for a long period of time may limit the work of the port infrastructure, crane equipment and mining-and-transport equipment. For example, in 2013, operations at our open pit mines in Russia were suspended for a period of 2 to 16 days. The negative impact of such abnormal or extreme climate and weather conditions may have an adverse effect on our business, financial condition, results of operations and prospects.

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

Generally, there is a greater awareness in Russia of damage caused to the environment by industry than existed during the Soviet era. At the same time, environmental legislation in Russia is generally weaker and less stringently enforced than in the European Union or the United States. However, recent Russian government initiatives indicate that Russia will introduce new water, air and soil quality standards and increase its monitoring and fines for non-compliance with environmental rules, and environmental concerns are increasingly being voiced at the local level. For example, Resolution No. 1029 of the Government of the Russian Federation dated September 28, 2015 “On approval of criteria for attribution of objects having a negative impact on the environment to objects of I, II, III and IV category,” sets criteria for the classification of objects that have a negative impact on the environment into the four categories. The first category includes objects that have a significant negative impact on the environment and relate to fields of application of the best available technology and the fourth category includes objects that have minimal environmental impact. Certain of our production facilities can be attributed to the first category of objects that have a negative impact on the environment.

Based on the current regulatory environment in Russia and elsewhere where we conduct our operations, as of December 31, 2016, we have not created any reserves for environmental liabilities and compliance costs, other than an accrual in the amount of RUB 3,678 million for rehabilitation provision. Any change in this regulatory environment could result in actual costs and liabilities for which we have not provided. We estimated the total amount of capital investments to address environmental concerns at our various subsidiaries at RUB 647 million as of December 31, 2016. These amounts are not accrued in the consolidated financial statements until actual capital investments are made. See note 28 to the consolidated financial statements.

In the course, or as a result, of an environmental investigation by Russian governmental authorities, courts can issue decisions requiring part or all of the production at a facility that has violated environmental standards to be halted for a period of up to 90 days. We have been cited in Russia for various violations of environmental regulations in the past and we have paid certain fines levied by regulatory authorities in connection with these infractions. In June 2013, the Russian Federal Service for the Supervision of Natural Resources (“Rosprirodnadzor”) claimed 398.6 million rubles from Beloretsk Metallurgical Plant as compensation for damages caused by discharging waste water into the river Belaya and Beloretsk storage reservoir. This claim was resolved by means of a settlement agreement approved by the arbitrazh court according to which Beloretsk Metallurgical Plant was obliged to reconstruct a waste treatment facilities system by December 31, 2016. In November 2016, Beloretsk Metallurgical Plant applied for a stay of execution and the court ruled to complete the reconstruction in the period up to December 31, 2023. In February 2015, Rosprirodnadzor filed a similar claim in the amount of 195.3 million rubles against Beloretsk Metallurgical Plant. In accordance with the court’s decision, Beloretsk Metallurgical Plant is obliged to perform a set of measures for equipment modernization until July 1,

2017. See “Item 8. Financial Information — Litigation — Environmental and safety.” Though our production facilities have not been ordered to suspend operations due to environmental violations during the respective periods since we acquired or established them, there are no assurances that environmental protection authorities will not seek such suspensions in the future. In the event that production at any of our facilities is partially or wholly suspended due to this type of sanction, our business, financial condition, results of operations and prospects could be materially adversely affected.

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

The December 1997 Kyoto Protocol established a set of greenhouse gas emission targets for developed countries that have ratified the Kyoto Protocol. In order to give the countries a certain degree of flexibility in meeting their emission reduction targets, the Kyoto Protocol developed mechanisms allowing participating countries to earn and trade emissions credits by way of implementing projects aimed at meeting the Kyoto Protocol targets. The European Union has established greenhouse gas regulations and many other countries are in the process of doing so. The European Union Emissions Trading System (“EU ETS”) has had an impact on greenhouse gas and energy-intensive businesses based in the European Union. Our operations in Lithuania are currently subject to the EU ETS, as are our E.U. based customers.

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

Our ability to maintain our competitive position and to implement our business strategy is dependent on the performance of our senior management team and, in particular, Mr. Zyuzin, our Chairman and largest shareholder. Competition in Russia, and in the other countries where we operate, for senior management personnel with relevant expertise is intense due to the small number of qualified individuals. The loss or decline in the services of members of our senior management team or an inability to attract, retain and motivate qualified senior management personnel could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

In 2008, the FAS issued a number of directives to our companies placing certain restrictions on our business practices. On May 13, 2008, the FAS issued a directive ordering Mechel and Southern Kuzbass Coal Company, as a group of companies holding a dominant position in the Russian coking coal market, to fulfill the following requirements:

•	to avoid the unjustified reduction of production volumes and product range at Southern Kuzbass Coal Company;

•	to provide, to the extent possible, equal supply terms to all customers without discrimination against companies not forming part of this group of companies;

•	not to restrict other companies from supplying coking coal to the same geographical area of operations; and

•	to notify the FAS prior to any increase in domestic prices of coking coal and coking coal concentrate, if such increase amounts to more than 10% of the relevant price used 180 days before the date such increase is planned to take place, with submission to the FAS of the financial and economic reasoning for the planned increase of prices.

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

In August 2008, as a result of an antimonopoly investigation into the business of our subsidiaries Mechel Trading House, Southern Kuzbass Coal Company, Yakutugol and Mechel Trading, the FAS found them to have abused their dominant position in the Russian market for certain grades of coking coal concentrate. The FAS issued a directive requiring these subsidiaries and their successors to, among others, refrain from taking any action in the Russian market for certain grades of coking coal concentrate which would or may preclude, limit or eliminate competition and/or violate third parties’ interests, including fixing and maintaining a monopolistically high or low price, refusing or avoiding to enter into an agreement with certain buyers without good economic or technological reasons where the production or supply of the relevant grades of coking coal concentrate is possible and creating discriminatory conditions for buyers. Furthermore, material fines were imposed on Mechel Trading House, Southern Kuzbass Coal Company and Yakutugol.

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

In 2016, the FAS conducted large-scale inspections of companies engaged in loading, unloading and storage of cargoes in ports of the Russian Federation concerning justification of applied tariffs for services. Based on the findings, proceedings for violation of antimonopoly legislation were initiated in respect of a number of companies. Our group companies which provide services of loading, unloading and storage of cargoes in ports were not subject to proceedings for violation of antimonopoly legislation, however the inspections are ongoing. The FAS is also considering repeated introduction of government regulation of tariffs for services of loading, unloading and storage of cargoes in ports which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We own less than 100% of the equity interests in some of our subsidiaries. In addition, certain of our wholly-owned subsidiaries have previously had other shareholders. We and our subsidiaries have carried out, and continue to carry out, transactions among our companies which may be deemed controlling or controlled entities in relation to each other, as well as transactions with other parties which may be considered to be “interested party transactions” under Russian law, requiring approval by disinterested directors, disinterested independent directors or disinterested shareholders depending on the nature and value of the transaction and the parties involved. The provisions of Russian law defining which transactions must be approved as interested party transactions are subject to different interpretations, and these transactions may not always have been properly approved, including by former shareholders. We cannot make any assurances that our and our subsidiaries’ applications of these rules will not be subject to challenge by shareholders. Any such challenges, if successful, could result in the invalidation of transactions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Russian corporate law allows minority shareholders holding in aggregate at least 1% of the voting shares to have standing to bring claims against the company challenging decisions of its governing bodies. These features of Russian corporate law are often abused by minority shareholders, who can bring claims in local courts seeking injunctions and other relief for which, in some cases, we may not receive notice. Any such actions by minority shareholders, if resolved against our group companies, could have a material adverse effect on our business, financial condition, results of operations and prospects. See “Item 8. Financial Information — Litigation — Securities litigation.”

A majority of our employees are represented by trade unions, and our operations depend on good labor relations.

As of December 31, 2016, approximately 59% of all our employees were represented by trade unions. Although we have not experienced any business interruption at any of our companies as a result of labor disputes from the dates of their respective acquisition by us and we consider our relations with our employees to be good, under Russian law unions have the legal right to strike and other Russian companies with large union representation periodically face interruptions due to strikes, lockouts or delays in renegotiations of collective bargaining agreements. Our businesses could also be affected by similar events if our relationships with our labor force and trade unions worsen in the future. We have extended the industry agreements for coal and ore mining and smelting industries and have renegotiated most related collective bargaining agreements. If we are unable to prolong collective bargaining agreements on similar conditions in the future or our employees are dissatisfied with the terms of the collective bargaining agreements and undertake any industrial action, it could have material adverse effects on our business, financial condition, results of operations and prospects.

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

Furthermore, the payment of dividends by our subsidiaries and/or our ability to repatriate such dividends may, in certain instances, be subject to taxes, statutory restrictions, retained earnings criteria, and covenants in our subsidiaries’ financing arrangements and are contingent upon the earnings and cash flow of those subsidiaries. See note 25 to the consolidated financial statements. In addition, loan agreements which we have restructured contain restrictions on the payment of dividends on our common and preferred shares. See “Item 8. Financial Information — Dividend Distribution Policy.”

Upon introduction of a new system of recording the depositary’s rights to the shares underlying depositary receipts, the depositary is required to disclose information on ADS and GDS owners in order to exercise voting rights and receive dividends with respect to the shares underlying ADSs and GDSs.

Effective January 1, 2013, a new system of recording the depositary’s rights to the shares underlying depositary receipts was introduced by the Federal Law No. 415-FZ of December 7, 2011, as amended on December 29, 2012 (“Federal Law No. 415-FZ”). Pursuant to the new system, the underlying shares are no longer recorded at the depositary’s ‘owner’s account’ opened with a Russian custodian holding a ‘depo account of nominee holder’ with the issuer’s shareholder register. Instead, the underlying shares are now recorded at a ‘depo account of depositary programs’ opened with a Russian custodian which in its turn has a depo account of nominee holder opened with the central depositary. On November 6, 2012, the FFMS granted JSC National Settlement Depositary (“NSD”) the status of Russian central depositary. Starting from November 6, 2013, the depo accounts of depositary programs should be opened for depositaries, and shares represented by depositary receipts should be recorded in depo accounts of depositary programs.

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

Under Russian tax legislation, gains realized by foreign organizations from the disposition of Russian shares and securities, as well as financial instruments derived from such shares, with the exception of shares that are traded on an organized securities market, may be subject to Russian profit tax or income tax if more than 50% of our assets directly or indirectly consist of immovable property located in Russia. Gains arising from the sale on foreign exchanges (foreign market operators) of securities or derivatives circulated on such exchanges are not considered Russian source income.

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

Holders of ADSs may have limited recourse against us and our directors and executive officers because most of our operations are conducted outside the United States and all of our directors and executive officers reside outside the United States.

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

As of March 31, 2017, of the 138,756,915 issued preferred shares, 40% are held by our wholly-owned subsidiary Skyblock Limited, the remaining preferred shares are held by the public and may be held by James C. Justice II, James C. Justice III, James C. Justice Companies Inc. and Jillean L. Justice (collectively, the “Justice persons”). The Justice persons disposed or may dispose of all or part of the remaining preferred shares they held through one or more offerings or broker trades. It is also possible that we may decide to offer additional preferred shares and preferred ADSs through public offering or broker trades in the future, including preferred shares held by Skyblock Limited. Additional offerings or sales of preferred shares and preferred ADSs by us or the Justice persons, or the public perception that such offerings or sales may occur, could have an adverse effect on the market price of our preferred shares and preferred ADSs.

Risks Relating to the Russian Federation

Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in developed or other emerging markets could have a material adverse effect on our business and could cause the value of our shares and ADSs to fluctuate widely.

Investors in emerging markets such as the Russian Federation should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that the value of securities of Russian companies is subject to rapid and wide fluctuations due to various factors. The emergence of new tensions between Russia and other countries, imposed sanction by Russian Federation on some countries and vice versa may lead to outflow of the investors from the market, quick and huge sales of Russian assets which will result in reductions in the price of Russian securities. We cannot assure you that any such developments will not have a material adverse effect on our business, financial condition, results of operations and prospects, and the value of our shares and ADSs is expected to be highly volatile while tension between Russian and other countries remains unresolved and/or the Russian economy continues to deteriorate.

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

For example, the Russian Federation was involved in armed conflict with Georgia in August 2008, and differing views on the Georgia conflict have had an impact on the relationship between the Russian Federation, the European Union, the United States and certain former Soviet Union countries. In addition, the relationship between Ukraine and the Russian Federation has in the recent past been subject to significant strain for a number of reasons, including Ukraine’s failure to pay and accumulation of payment arrears relating to the supply of energy resources, Ukraine’s possible accession to NATO and the European Union. More recently, Russia’s relations with Ukraine have reached an historic post-Soviet low point following renewed political instability in Ukraine that resulted in the departure from office of Mr. Yanukovich (Ukraine’s former president), Russia’s role in the subsequent accession of Crimea and Sevastopol to Russia, and widespread accusations that Russia is actively involved in or otherwise supporting insurgents in eastern Ukraine in their struggle against Ukraine’s central authorities. This has resulted in a substantial deterioration in Russia’s relations with the United States, the European Union and other countries such as Canada, Japan and Australia, and has led to the imposition of sanctions against certain Russian individuals and entities and has contributed to certain volatility in the Russian economy and a deterioration in Russia’s macroeconomic condition and prospects. See “— Risks Relating to the Russian Federation — The political and economic crisis in Ukraine as well as other politically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof by the United States and the European Union may have a material adverse effect on our business, liquidity and financial condition, as well as the trading market for and value of our shares and ADSs.” If such tensions intensify or new tensions emerge between the Russian Federation and Ukraine, Georgia, the European Union, the United States or any other countries, leading potentially to the imposition of further trade sanctions or embargoes, the Russian economy will likely experience further volatility and deterioration.

In September 2015, the Russian Federal Council approved the use of Russian forces in Syria, following a formal request from the Syrian government. Operations in Syria commenced in late September 2015 and are continuing as at the date hereof. Furthermore, in November 2015, the Turkish air force shot down a Russian strike aircraft over the territory of Syria, which resulted in tensions between Russia and Turkey and led to imposition of wide range of sanctions by Russia against Turkey, which were partially removed in the second half of 2016 and beginning of 2017. Russian involvement in the conflict in Syria could further lead to the escalation of geopolitical situation and the deterioration of relationship between the Russian Federation and other countries.

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

In part as a result of political tensions, international sanctions, ruble volatility and drop in the oil price, in January 2015, Standard & Poor’s lowered the long- and short-term Russian Federation’s foreign currency rating to “BB+/B” from “BBB-/A-3” and local currency rating to “BBB-/A-3” from “BBB/A-2,” both with a negative outlook. In September 2016, Standard & Poor’s confirmed the Russian Federation’s ratings and revised the outlook from negative to stable. In March 2017, the Russian Federation’s ratings were confirmed at previous levels (“BB+/B” for foreign currency and “BBB-/A-3” for local currency) with outlook changed to positive. In January 2015, Moody’s Investors Service lowered Russia’s government bond rating to Baa3 from Baa2, further downgrading it in February 2015 to Ba1, with a negative outlook. In February 2017, Moody’s confirmed Russia’s Ba1 rating and revised the outlook from negative to stable. In January 2015, Fitch downgraded the Russian Federation’s long-term foreign and local currency Issuer Default Rating to “BBB-” with a negative outlook. In October 2016, Fitch confirmed the Russian Federation’s ratings and revised the outlook from negative to stable. In March 2017, the Russian Federation’s ratings were confirmed at “BBB-” with a stable outlook.

The risks associated with these events or potential future events could materially and adversely affect the investment environment and overall consumer confidence in the Russian Federation, which in turn could have a material adverse effect on our business, financial condition, results of operations and prospects.

The political and economic crisis in Ukraine as well as other politically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof by the United States and the European Union may have a material adverse effect on our business, liquidity and financial condition, as well as the trading market for and value of our shares and ADSs.

In connection with the ongoing events in Ukraine, the United States and the European Union (as well as certain other countries) have imposed sanctions on certain Russian and Ukrainian persons and entities. Furthermore, in December 2016, President Obama announced sanctions against Russia’s intelligent and security services, the Main Intelligence Directorate (GRU) and the Federal Security Service (FSB), as well as other entities and individuals associated with the GRU in connection with certain allegations of tampering with the political process in the United States by those entities. Furthermore, the United States Senate proposed further legislation to impose sanctions on Russia, as of the date hereof the discussions are still ongoing.

No individual or entity within our group has been designated with sanctions. Additional designations may be made, or additional categories of sanctions may be created, at any time, and we can give no assurance that any member of our group, or individuals holding positions in our group, will not be affected by future sanctions designations. The U.S. regulations identify metals and mining as an example of a sector that may be identified for sectoral sanctions, however, at this time, no such identification has been made. U.S. law also provides that persons that “have materially assisted, sponsored or provided financial, material or technological support for, or goods or services to or in support of” any targeted person or activity may be designated for sanctions. Mechel, like a large number of Russian companies, has commercial relationships with entities that are subject to U.S. sanctions.

Furthermore, certain entities within our group are E.U. persons. These entities are therefore required to comply with the E.U. sanctions regime, including not conducting business with any sanctioned persons. Most of the group’s entities, however, are neither U.S. persons nor E.U. persons, and therefore are restricted in dealings with sanctioned persons only to the extent those dealings are subject to U.S. and/or E.U. jurisdiction. However, the United States takes a broad view with respect to its sanctions jurisdiction, and there can be no assurance that compliance issues under applicable U.S. and/or E.U. sanctions laws and regulations will not arise with respect to us or our personnel. In particular, sanctions against Russia and Russian subjects are very recent, their scope and consequences remain subject to interpretation by competent authorities and courts in the United States and the European Union, and no assurance can be given that a broader interpretation may not affect any of the group entities. Non-compliance with applicable sanctions could result in, among other things, the inability of the relevant group entities to contract with U.S. and/or E.U. governments or their agencies, civil or criminal liability of such entities and/or their personnel under U.S. and/or E.U. law, the imposition of significant fines, and negative publicity and reputational damage. In addition, should our dealings with sanctioned counterparties become material, our ability to transact with U.S. or E.U. persons could be affected. As a result, our ability to raise funding from international financial institutions or the international capital markets may be inhibited.

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

Moreover, if we become subject to U.S. or E.U. sanctions, we may become unable to deal with persons or entities bound by the relevant sanctions, including international financial institutions and rating agencies, transact in U.S. dollars, raise funds from international capital markets, acquire equipment from international suppliers, or access our assets held abroad. Should any sector in which we operate become subject to so-called “sectoral sanctions,” in either of the United States or the European Union, the relevant clearing systems, brokers and other market participants as well as the New York Stock Exchange (“NYSE”) may refuse to permit trading in or otherwise facilitate transfers of the ADSs. Furthermore, investors in our shares or ADSs may be restricted in their ability to sell, transfer or otherwise deal in or receive distributions with respect to our shares or ADSs, either because the investor or (in the case of ADSs) the depositary is subject to the jurisdiction of an applicable sanctions regime, which could make such shares or ADSs partially or completely illiquid and have a material adverse effect on their market value.

An expansion of sanctions as set forth above would likely have a material adverse impact on our business, financial condition, results of operations or prospects.

Economic risks

Economic instability in Russia could adversely affect our business and the value of our shares and ADSs.

The Russian economy has experienced various risks in the past, including high state debt, high interest rates, devaluation of the national currency and others, as well as positive trends, such as annual increases in the gross domestic product (“GDP”), a relatively stable ruble, strong domestic demand, rising real wages and reduced rates of inflation. However, the positive trends were interrupted by the global financial crisis in late 2008, which led to a substantial decrease in the GDP’s growth rate, ruble depreciation and a decline in domestic demand. The Russian government took certain anti-crisis measures using the “stabilization fund” and hard currency reserves in order to soften the impact of the economic crisis on the Russian economy and support the value of the ruble. The emerging market economies, including Russia, began to experience a new economic slowdown in 2013, which together with political and other disturbances in emerging markets have introduced additional uncertainty in the overall outlook for growth of the global economy. Growth in the Russian economy has slowed down considerably, recording GDP growth of 0.6% in 2014 and further decline of 3.7% in 2015 and 0.2% in 2016, according to Rosstat. The deterioration of Russian economy in recent years is resulted from an array of factors, including negative investor sentiment arising from the disturbances in eastern Ukraine, international sanctions imposed on Russian companies and individuals, substantial depreciation of the ruble against major world currencies and the precipitous drop in oil prices. See “— Risks Relating to the Russian Federation — The political and economic crisis in Ukraine as well as other politically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof by the United States and the European Union may have a material adverse effect on our business, liquidity and financial condition, as well as the trading market for and value of our shares and ADSs.” Further economic instability in Russia could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

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

Despite progress achieved in recent years, the Russian banking system suffers from international sanctions imposed against state-owned banks, weak depositor confidence, high concentration of exposure to certain borrowers and their affiliates, poor credit quality of borrowers and related party transactions. In response to ruble depreciation and decline in Russian economy the CBR progressively increased its key rate in 2014 from 5.5% to 17%, which resulted in substantial volatility and liquidity shortages on the domestic financial and interbank market. The CBR proceeded to gradually reduce its key rate to 9.75% throughout 2015-2017 and introduced other measures aimed at supporting Russian banking system. Although these measures resulted in partial stabilization of the banking system and assisted some Russian banks in withstanding the recent volatility on the currency and financial markets, the Russian banking system continues to experience financial difficulties and could continue to worsen in the near future due to the impact of international sanctions and general instability of global economy and domestic financial market.

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

The global economic crisis, social and political instability in some Middle East countries and in Ukraine, Chinese economic slowdown followed by Chinese market’s crash and decline in demand and dramatic fall in oil prices and other negative developments in various countries have resulted in increased volatility in the capital markets in many countries, including Russia. As has happened in the past, financial problems in emerging market economies or an increase in the perceived risks associated with investing in emerging market economies could dampen foreign investment in Russia, and Russian businesses could face severe liquidity constraints, further materially adversely affecting the Russian economy. In addition, because Russia produces and exports large amounts of oil, the Russian economy is especially vulnerable to the price of oil on the world market and a decline in the price of oil or international sanctions against the Russian oil industry could slow or disrupt the Russian economy or undermine the value of the ruble against foreign currencies. During the period from December 15, 2014 to December 14, 2015, the average price for Urals crude oil in the Mediterranean and Rotterdam petroleum markets fell by 24.6%, from $381.8 per tonne to $287.7 per tonne, according to the Ministry of Economic Development of the Russian Federation. Although during the period from December 15, 2015 to December 14, 2016 the average price for Urals crude oil has risen by 47.3%, prices for petroleum feedstock remain highly volatile. The ruble’s value against major world currencies has fallen significantly in 2015 and although ruble has recovered during 2016 and beginning of 2017 it still remains highly volatile. See “— Risks Relating to Our Financial Condition and Financial Reporting — Changes in the exchange rate of the ruble against the U.S. dollar and in interest rates may materially adversely affect our business, financial condition and results of operations.” Russia is also one of the world’s largest producers and exporters of metal products and its economy is vulnerable to fluctuations in world commodity prices and the imposition of international sanctions, tariffs and/or antidumping measures by any of its principal export markets.

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

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the E.U. in a national referendum. In early February 2017, the parliament of the United Kingdom voted in favor of advancing legislation that would give the Prime Minister the authority to initiate the formal process of leaving the E.U. On March 29, 2017, the Prime Minister of the United Kingdom signed the letter that gives an official notice to European Council in accordance with Article 50 of the Treaty on European Union of the United Kingdom’s intention to withdraw from the European Union, beginning a legal process of leaving the E.U. As a result, there remains significant uncertainty about the future relationship between the United Kingdom and the E.U. In addition, the recent U.S. presidential election, as a result of which the Republican party nominee, Donald Trump, became the next president of the United States, may impact the financial markets and lead to greater uncertainty on the status of trade relations between the U.S. and some of its largest trade partners, including the U.S.’s existing trade agreements. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to fund their capital and liquidity requirements and operate in certain financial markets. Any of these factors could depress economic activity, commodities markets and restrict access to capital, which could result in the global economic conditions deterioration.

In addition, a deterioration in macroeconomic conditions could require us to reassess the value of goodwill on certain of our assets, recorded as the difference between the fair value of the net assets of business acquired and its purchase price. This goodwill is subject to impairment tests on an annual basis. The weakening macroeconomic conditions in the countries in which we operate and/or a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to write down the value of the goodwill or portion of such value. See note 18 to the consolidated financial statements.

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

Currently the Russian labor market suffers from a general shortage of skilled and trained workers, and we compete with other Russian companies to hire and retain such workers. In Russia, the working age population has declined due to a relatively low birth rate at the end of the 1980s and through the early 1990s. As of January 1, 2017, Rosstat estimated Russia’s population at 146.8 million, a decline of 1.7 million from 1992. In recent years, declines in population levels slowed down as a result of an increase in migration and a reduction in the natural decline of the population; in 2014-2016, the population level in fact increased. However, the birth rate remains relatively low, which together with the aging and high mortality of the population, is the main problem of Russia’s demographic development. Russia’s working age population is estimated to decline by 10-13 million by 2025. A shortage of skilled Russian labor combined with restrictive immigration policies could materially adversely affect our business, financial condition, results of operations and prospects.

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

Russia is still developing the legal framework required to support a market economy. The following weaknesses relating to the Russian legal system create an uncertain investment climate and result in risks with respect to our legal and business decisions:

•	inconsistencies between and among the Constitution, federal laws, presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;

•	conflicting local, regional and federal rules and regulations;

•	rapid enactment of many laws and regulations resulting in their ambiguities and inconsistencies;

•	large-scale continuing reforms in almost all legal matters;

•	the lack of fully developed corporate and securities laws, significant changes in the regulatory framework;

•	substantial gaps in the regulatory structure due to the delay or absence of implementing legislation;

•	changes in the Russian court system, in particular, the merger of the Supreme Arbitrazh Court with the Russian Supreme Court;

•	the relative inexperience of judges in interpreting legislation and contradictory judicial interpretations of the law;

•	the lack of full independence of the judicial system from commercial, political and nationalistic influences;

•	difficulty in enforcing court orders;

•	a high degree of discretion or arbitrariness on the part of governmental authorities; and

•	still-developing bankruptcy procedures that are subject to abuse. See “— Risks Relating to Our Financial Condition and Financial Reporting — We may become subject to bankruptcy procedures, which may result in the inability of holders of our shares and ADSs to recover any of their investments.”

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

Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. For example, under Russian corporate law, if a Russian company’s net assets calculated on the basis of Russian accounting standards at the end of its third or any subsequent financial year, fall below its share capital, the company must decrease its share capital to the level of its net assets value or initiate a voluntary liquidation. In addition, if a Russian company’s net assets calculated on the basis of Russian accounting standards at the end of its second or any subsequent financial year, fall below the minimum share capital required by law, the company must initiate voluntary liquidation not later than six months after the end of such financial year. If the company fails to comply with either of the requirements stated above within the prescribed time limits, the company’s creditors may accelerate their claims and demand reimbursement of applicable damages, and governmental authorities may seek involuntary liquidation of the company. Certain Russian companies have negative net assets mainly due to very low historical asset values reflected on their balance sheets prepared in accordance with Russian accounting standards; however, their solvency, i.e., their ability to pay debts as they become due, is not otherwise adversely affected by such negative net assets. Currently, we have the following subsidiaries with total liabilities greater than total assets: Mechel Garant, Mechel-Steel Management, Mechel Trading House, Mecheltrans, Mechel Energo, Kaslinsky Architectural Art Casting Plant, Port Kambarka, VtorResource, Mechel Materials, Yakutugol, Metallurgshakhtspetsstroy, Southern Kuzbass Coal Company, Shakhtspetsstroy, Romantika, Port Mechel Vanino, Sky-Extra, Mechel-Remservice, Maritime Cargo Shipping, Mecheltrans Management, MecheltransVostok, Izhstal, Mecheltrans Auto and Mechel Vtormet.

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

In general, minority shareholder protection under Russian law derives from supermajority shareholder approval requirements for certain corporate actions, as well as from the ability of a shareholder to demand that the company purchase the shares held by that shareholder if that shareholder voted against or did not participate in voting on certain types of actions. Russian law does not expressly require obtaining prior consent for interested party transactions, unless persons specified by the law do not require it. See “Item 10. Additional Information — Description of Capital Stock — Rights attaching to common shares.” Disclosure and reporting requirements have also been enacted in Russia. Concepts similar to the fiduciary duties of directors and officers to their companies and shareholders are also expected to be further developed in Russian legislation; for example, amendments to the Russian Code of Administrative Offenses imposing administrative liability on members of a company’s board of directors or management board for violations committed in the maintenance of shareholder registers and the convening of general shareholders’ meetings. While these protections are similar to the types of protections available to minority shareholders in U.S. corporations, in practice, the enforcement of these and other protections has not been effective.

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

As a general rule, Russian law provides that shareholders that vote against or do not participate in voting on certain matters have the right to request that the company redeem their shares at value determined in accordance with Russian law. The decisions of a general shareholders’ meeting that trigger this right include:

•	decisions with respect to a reorganization;

•	consent or subsequent approval by shareholders of a “major transaction,” which involves property in excess of 50% of the balance sheet value of the company’s assets calculated according to Russian accounting standards, regardless of whether the transaction is actually consummated (including those which are simultaneously interested party transactions), except for transactions undertaken in the ordinary course of business;

•	the amendment of the company’s charter or approval of a new version of the company’s charter that limits shareholder rights; and

•	the amendment of the public company’s charter which eliminates indication that the company is public, simultaneously with the decision on applying to the CBR on release from obligation to disclose information under the laws of the Russian Federation on securities and the decision on applying for delisting of shares and securities convertible into shares.

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

Since May 2009, in connection with the proposal expressed by the Russian President in his Budget Message regarding the budget policy for 2010-2012, an overhaul of the anti-avoidance mechanism of double tax treaties has begun. In November 2014, Russian legislation was significantly revised in order to prevent unlawful use of low-tax jurisdictions for tax evasion in the Russian Federation. The amendments in the legislation set out the rules for the taxation of income of a foreign organization that is deemed to be a controlled foreign company. A foreign organization is recognized as a controlled foreign company if it is not a tax resident of the Russian Federation and the participation interest of the controlling legal entities or individuals in the organization is more than 25%. The transition period provides for a gradual reduction in the size of non-taxable profit, in particular, 50 million rubles, 30 million rubles and 10 million rubles for 2015, 2016 and 2017 and thereafter, respectively. Starting from 2015, these changes in tax regulations could increase the tax burden on companies which are recognized to be controlling of foreign companies. In addition, Russian companies are required to disclose information about controlled foreign companies to the Russian tax authorities. All of these measures are intended to ensure the transparency of economic transactions, including foreign trade transactions. Disclosure of beneficial ownership, beneficial recipients of income and tax residence of legal entities at their actual place of business is, according to the new legislation, a prerequisite for the application of tax preferences, including reduced tax rates under international double tax treaties. In July 2015, the Convention on Mutual Administrative Assistance in Tax Matters became effective. The Convention provides for the potential exchange of tax information, including simultaneous tax inspections with Member States of the Council of Europe and member countries of the Organization for Economic Co-operation and Development (OECD), which signed the convention, as well as for assistance in the collection of taxes on their territories. Furthermore, starting from June 30, 2014, the Federal Law No. 173-FZ entered into force, which regulates the procedure of interaction of financial market entities with foreign tax authorities, primarily within the bounds of the U.S. law Foreign Account Tax Compliance Act (FATCA).

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

In 2017, due to changes in the Russian tax legislation, the order of set-off of tax loss accumulated by Russian companies, including companies within the consolidated group of taxpayers significantly changed. Such changes may lead to an increase in the Mechel’s tax burden. During the period from 2017 to 2020, the amount of recognized loss for previous tax periods cannot exceed 50% of the tax base of the current period. Since 2021, this limitation will cease to apply and the recognition of accumulated losses in full will be possible again. At the same time, the current 10-year limit on the transfer of losses is canceled.

The limitation in the amount of recognized loss is also applied to the members of the consolidated group of taxpayers with respect to current year loss of its members. Such limitation equals to 50% of the consolidated tax base of the consolidated group of taxpayers for the current reporting (tax) period. The limitation in the amount of not more than 50% of the consolidated tax base for the current reporting (tax) period is also set on the amounts of loss, which were formed prior to January 1, 2017. This change in accounting the loss of the consolidated group of taxpayers in combination with a limited duration of the agreement for the consolidated group of taxpayers increase the tax burden on companies included in the consolidated group of taxpayers.

In addition, application of current Russian thin capitalization rules and the developing negative court practice on such disputes, especially at the level of the Presidium of the Supreme Arbitrazh Court of the Russian Federation and the Supreme Court of the Russian Federation, may require us to withhold dividend taxes in Russia upon payment of interest on loans. In particular, taking into account the requirements of Russian law and negative court practice on thin capitalization, part of the interest on borrowings of our subsidiaries which are either received from Mechel or received from independent banks and guaranteed by Mechel may be classified as dividends and may not be treated as expenses for tax purposes under certain conditions provided by thin capitalization rules. In February 2016, a law which significantly changes the current approach to thin capitalization rules application was adopted. We believe that thin capitalization rules are not applicable to Mechel’s loans starting from May 2016. However, we cannot guarantee that in case of change of the existing thin capitalization rules and the applicable practice we will not be subject to the risks specified above.

In accordance with amendments to the Russian Tax Code which entered into force on November 30, 2016, the tax authorities are entitled to seek in court payment of taxes by the company’s dependent persons, including dependent individuals, for example, the owners, founders or shareholders of such company, if these persons received cash or property from the company which has outstanding tax amounts within the amounts received by them.

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

Established practice in applying Russian transfer pricing rules only starts to develop and a small number of decisions pronounced in favor of taxpayers exposes our business to the risk of significant additional liabilities.

The Russian transfer pricing rules entered into force on January 1, 2012 require taxpayers to notify the tax authorities on controlled transactions that are performed from January 1, 2012. Controlled transactions mean any transactions between related parties both domestic and cross-border as well as certain transactions between unrelated parties. The rules introduce specific pricing methods, and documentation requirements for proving market prices. Currently established practice in applying the rules only starts to develop and in some cases decisions are being pronounced not in favor of taxpayers, therefore we cannot predict what effect the transfer pricing rules will have on our business. If the tax authorities impose significant additional tax assessments as a result of changes in transfer pricing regulation and we are unable to successfully challenge them in court or make symmetrical adjustments provided by these rules, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

In March 2015, the Land Code was significantly amended in part concerning the procedure for allotment of land plots by public authorities to citizens and legal entities. Law enforcement practice, taking into account changes in the applicable legislation, is currently under development; therefore, risks associated with uncertainty of regulatory aspects of the allotment of land plots by public authorities exist.

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

Item 4. Information on the Company

Overview

We are a vertically integrated group with revenues of RUB 276,009 million in 2016, RUB 253,141 million in 2015 and RUB 243,992 million in 2014, with operations organized into three industrial segments: mining, steel and power, each of which has a management company that performs the functions of respective executive management bodies of the companies within the segment, as described below.

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

We have a network of overseas subsidiaries, branches, warehouses, service centers and agents to market our products internationally, and we have a Russian domestic steel retail and service subsidiary with regional offices in 43 cities throughout Russia.

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

Mining Segment

Our mining segment produces metallurgical coal (coking coal, PCI and anthracite), steam coal, iron ore and iron ore concentrate and coke.

The segment primarily consists of our coal, iron ore and coke production facilities in Russia. It also includes certain transportation and logistics facilities and engineering operations.

Our subsidiary Southern Kuzbass Coal Company and its subsidiaries operate coal mines located in the Kuznetsky basin, near Mezhdurechensk in Western Siberia. These mines include four open pit mines and three underground mines. Another of our subsidiaries, Yakutugol, operates coal mines located in the Sakha Republic in Eastern Siberia, consisting of three open pit mines. Yakutugol also holds subsoil licenses for three iron ore deposits, located in close proximity to its coal mining operations. In August 2013, we established Elgaugol which holds the subsoil license for the Elga coal deposit, located in the Sakha Republic in Eastern Siberia. Our mining segment also provides coal washing services to our coal mining subsidiaries.

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

Power Segment

The power segment was formed in April 2007, when we acquired a controlling interest in Southern Kuzbass Power Plant located in Kaltan in the Kemerovo region, which sells electricity and capacity to the wholesale market. In June 2007, we acquired a controlling interest in Kuzbass Power Sales Company, the largest power distribution company in the Kemerovo region. Our power segment enables us to market high value-added products, such as electricity and heat energy, and to increase the power self-sufficiency of our mining and steel segments. Mechel Energo acts as the sole executive body of Southern Kuzbass Power Plant in our power segment.

Mechel Production Facilities

Russia
Vyartsilya Metal Products Plant
Moscow Coke and Gas Plant
Mechel Coke
Southern Kuzbass Coal Company
Yakutugol
Elgaugol
Bratsk Ferroalloy Plant
Korshunov Mining Plant
Chelyabinsk Metallurgical Plant
Izhstal
Mechel Corporate Headquarters
Mechel Nemunas
Port Kambarka
Urals Stampings Plant
Beloretsk Metallurgical Plant
Southern Kuzbass Power Plant
Port Temryuk
Port Posiet
Mining
Steel
Power
Port
Head office

Competitive Strengths

Our main competitive strengths are the following:

Leading mining and metals group by production volume with strong positions in key businesses

We are the second largest coking coal producer and exporter by volume in Russia.

In 2016, we were the second largest coking coal producer in Russia, with an approximately 18.5% share of total coking coal production by volume, according to the Central Dispatching Department of Fuel and Energy Complex (“Central Dispatching Department”), a Russian information agency reporting on the fuel and energy industry. In 2016, our export sales of coking coal concentrate were the second largest by volume among Russian companies, according to Metals & Mining Intelligence (“MMI”), a private information and research company.

We have a large coal reserve base and a broad-range offering of high-quality metallurgical coals, as well as steam coals of various grades.

Our total coal reserves amounted to 3,029.9 million tonnes as of December 31, 2016, as accounted pursuant to SEC Industry Guide 7.

Our coal reserves allow us to supply steel producers and coke makers globally with a wide range of coal grades to make quality metallurgical coke or to use in PCI-assisted and sintering-assisted steel manufacturing. In addition to metallurgical coals, we supply steam coals of various grades. In particular, Southern Kuzbass Coal Company produces semi-hard and semi-soft coking coal, PCI, anthracite and steam coal. Most of the coking coal grades of Southern Kuzbass Coal Company are sold in Russia, while PCI, steam coal and anthracite are generally exported. Yakutugol produces low-volatile hard coking coal used by customers both in the Asia-Pacific region and in Russia, as well as steam coal which is sold domestically to local municipal services and for export. Elgaugol produces high-quality hard coking coal of high-volatile content and steam coal which are primarily supplied for export. The ability to serve our customers with a broad range of metallurgical and steam coal grades gives us a competitive advantage in entering the new markets and establishing long-term relationships with the customers.

By production volume we are Russia’s second largest producer of long steel products and Russia’s largest producer of wire products.

According to Metal Expert, a source for global steel and raw materials market news and analytics, in 2016 by production volume we were Russia’s second largest producer of long steel products (excluding square billets), second largest producer of reinforcement bars (rebar) and largest producer of wire rod. Our long steel products business has particularly benefited from the increased infrastructure and construction activity in Russia. Our share of Russia’s total production volume of rebar in 2016 was approximately 19.2%, according to Metal Expert. According to Metal Expert and Chermet, a Russian ferrous metals industry association (“Chermet”), we are Russia’s third largest producer of special steel by production volume, accounting for 11.8% of Russia’s total special steel output in 2016. Our product range in special steel is broader and more comprehensive than other Russian producers, giving us an added advantage in our markets. According to Metal Expert, we are Russia’s largest producer of wire products by production volume, accounting for 35.9% of Russia’s total wire products output in 2016.

High degree of vertical integration

Our steel segment is able to source most of its raw materials from our group companies, which provides a hedge against supply interruptions and market volatility.

We believe that our internal supplies of coke, iron ore concentrate and ferrosilicon give us advantages over other steel producers, such as higher stability of operations, better quality control of end products, reduced production costs, improved flexibility and planning latitude in the production of our steel and value-added steel products and the ability to respond quickly to market demands and cycles. In 2016, we were fully self-sufficient with respect to coke and ferrosilicon; we were approximately 72% self-sufficient with respect to iron ore concentrate; and we satisfied approximately 26% of our electricity needs internally. We believe that the level of our self-sufficiency in raw materials gives our steel business a competitive advantage.

We view our ability to source most of our inputs internally not only as a hedge against potential supply interruptions, but as a hedge against market volatility. From an operational perspective, since our mining and power assets produce the same type of inputs that our manufacturing facilities use, we are less dependent on third party vendors and less susceptible to supply bottlenecks. From a financial perspective, this also means that if the market prices of our steel segment’s inputs rise, putting pressure on steel segment margins, the margins of our mining segment will tend to increase. Similarly, while decreases in commodity prices tend to reduce revenues in our mining segment, they also create an opportunity for increased margins in our steel business.

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

We are committed to maximum efficiency in delivering goods to consumers and have been actively developing our own logistics network. Using our own transportation capacity enables us to save costs as we are less exposed to market fluctuations in transportation prices and are able to establish flexible delivery schedules that are convenient for our customers. Our logistics capacities are currently comprised of two seaports (Port Posiet and Port Temryuk) and a river port (Port Kambarka), as well as freight forwarding companies (Mecheltrans, MecheltransVostok and Mecheltrans Auto) which manage rail and motor transportation of our products and carry out the overall coordination of our sea, rail and motor transportation logistics. These companies not only transport our products but also provide transportation services to third parties.

We own two seaports and a river port and we have our own rail rolling stock. Port Posiet in the Russian Far East, on the Sea of Japan, gives us easy access to the Asia-Pacific seaborne market and provides a delivery terminal for the coal mined by our subsidiaries Yakutugol and Elgaugol in Yakutia. We are in the process of the Port Posiet’s modernization, which enabled us to expand the cargo-handling capacity of the port up to 7.0 million tonnes per annum. Port Temryuk on the Sea of Azov, an inlet of the Black Sea basin, is primarily used for coal and metal transshipment and provides us access to the emerging market economies of the Black Sea and Mediterranean basins. Port Kambarka on the Kama River in the Republic of Udmurtia (a Russian administrative region also known as Udmurtia) is connected to the Volga River basin and the Caspian Sea, by canal to the Don River and the Sea of Azov, as well as by the Volga-Baltic Route to the Baltic Sea. As of December 31, 2016, our subsidiaries Mecheltrans and Mecheltrans Auto owned and leased 11,478 freight transportation units, including 11,433 railcars and 45 long-haul trucks that we use to ship our products.

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

One of the lowest-cost metallurgical coal producers

According to CRU International Limited (“CRU”), our hard coking coal operations are in the first quartile of the global business cost curve (CFR basis). In 2016, approximately 93% of our coking coal production was mined from open pit mines, which we believe is one of the highest rates among our Russian competitors. Open pit coal mining is generally considered safer, cheaper and faster than the underground method of mining. Most of our mines and processing facilities have long and established operating histories. We view strict cost management and increases in productivity as fundamental aspects of our day-to-day operations, and continually reassess and improve the efficiency of our mining operations.

Strategically positioned to supply key growth markets

Our mining and logistical assets are well-positioned to expand sales to the Asia-Pacific seaborne market.

Eastern Siberian coal mines of Yakutugol and Elga coal deposit, which are part of our mining segment, are strategically located and will enable us to expand exports of our products to key Asian markets. Yakutugol and Elgaugol are located within the shortest distance among Russian coking coal producers to Port Posiet and Port Vanino in the Russian Far East. We view the proximity of these mining and logistical assets to the Asian economies as one of the key competitive advantages which allow us to diversify our sales, provides us with additional growth opportunities and acts as a hedge in the event of a decrease in demand from customers in Russia. Moreover, due to our integration, experience and location in Russia, which has some of the largest deposits of coal and iron ore in the world, we are better positioned than many of our international peers to secure future production growth.

Our steel mills are well-positioned to supply Russian infrastructure projects.

Russia is our core steel market and we have significant domestic market shares in main types of carbon and special steel long products. We believe we have established a strong reputation and brand image for Mechel within Russia, just as we have with our international customers. The location of a number of our core steel segment assets in the southern Urals positions us advantageously, from a geographical and logistical perspective, to serve the areas in the west of the Urals as this region is a large consumer of long steel products in Russia, according to Metal Expert. The construction industry has been a major source of our revenue and we have captured a large portion of the market. According to Metal Expert, our share of Russia’s total production volume of rebar in 2016 was approximately 19.2%.

Established distribution and sales platform

We have a non-retail sales and distribution network represented by our Swiss subsidiaries Mechel Trading and Mechel Carbon with representative offices in various countries. This network facilitated sales constituting 23.9% of our total sales in 2016.

We also have Mechel Service Global’s distribution network which conducts sales of our steel products in Russia, the CIS and Europe. Through our distribution network in Russia and the CIS we sell a whole range of steel products manufactured by our plants. In case of sales to the European Union, we focus on sales of high value-added products, primarily high-quality rolled steel products and forgings produced by our Urals plants, through Mechel Service Belgium. Our companies in Germany, Austria and the Czech Republic provide customers with a wide range of services for metal processing. Mechel Service Global sales accounted for 50.7% of our steel segment sales and 29.7% of our total sales in 2016. Approximately 91.2% of Mechel Service Global sales were sold domestically. Sales to companies within our group accounted for 1.6% of total sales of Mechel Service Global (including intra-group sales) in 2016.

Our direct access to end customers allows us to obtain real-time market intelligence and improve production planning at our steel facilities, which in turn allows us to improve the efficiency of our existing operations through the optimization of our sales structure.

Strong and focused management team

Our current management team has significant experience in all aspects of our businesses. Mr. Zyuzin, one of the founders of our group and our Chairman and largest shareholder, has led our successful transformation from a small coal trading operation to a large integrated mining and metals group. Mr. Zyuzin has over 30 years of experience in the coal mining industry and holds a Ph.D. in technical sciences in the coal mining field. Our divisional management also has long-tenured experience in the mining and metals industry. See “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.”

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

In the mining segment, we will continue to develop our existing coal reserves, particularly in order to sell more high-quality metallurgical coal and coal products to third parties. We intend to prioritize the development of the Elga coal deposit, one of the largest global metallurgical coal reserves. Our coking coal and iron ore production form a solid platform for our steel business. Steam coal can be used to feed our power generating business which enables us to market high value-added products, such as electricity and heat energy, and to increase the power self-sufficiency of our mining and steel segments. However, even as we develop our internal sourcing capability, we intend to adhere to our long-standing approach of purchasing inputs from third party suppliers and selling products, including raw materials, to domestic and international customers in a way that we believe creates the most advantageous profit opportunities for our group.

In the steel segment, we plan to focus on the Russian rail, engineering and construction markets. The launch of the universal rail and structural rolling mill at Chelyabinsk Metallurgical Plant allowed us to widen our portfolio of high value-added products such as structural shapes and rails, as well as significantly improve our competitive advantage as a full product range supplier to the construction sector and as an important supplier to Russian Railways. In 2015, we successfully went through the certification of rail products resulting in obtainment of three certificates of conformity of the Customs Union. The increase in sales volume of the universal rolling mill products will occur along with the development and certification of new types of products and will enable us to realize the import substitution strategy. We intend to increase our group’s output and improve the quality of high value-added steel products in order to preserve our leadership in special and stainless steels and wire products in Russia. For some of these products, we hold a unique market niche, which serves as the basis for further improvement of our market share and growth of our customer base.

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

With focus on efficiency improvements of our main businesses, we may also consider selective disposal of assets in order to minimize possible costs, as well as attract financial or strategic investors to our key assets in order to reduce the debt burden and contribute to business development.

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

Mining Segment

Our mining segment produces coking coal and other types of metallurgical coal (anthracite and coal for pulverized, or finely crushed, coal injection (PCI)), steam coal, middlings, coking coal and steam coal concentrates, as well as coke and chemical products, iron ore and iron ore concentrate. Our mining segment also includes certain transportation and logistics facilities and engineering operations. Our coal operations consist of Southern Kuzbass Coal Company, Yakutugol and Elgaugol, which together produced 14.2 million tonnes of raw coking coal, 6.1 million tonnes of raw steam coal and 2.4 million tonnes of raw anthracite in 2016. Our coke operations consist of Moscow Coke and Gas Plant and Mechel Coke, which together produced 3.0 million tonnes of coke in 2016. Our iron ore operations consist of Korshunov Mining Plant which produced 8.2 million tonnes of iron ore and 2.7 million tonnes of iron ore concentrate in 2016.

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

Iron ore. At our Korshunov Mining Plant, ore is mined using the open pit mining method. Following a drilling and blasting stage, ore is hauled by dump trucks and dumping cars to the washing plant. At the washing plant, the ore is crushed and ground to a fine particle size, then separated into an iron ore concentrate slurry and a waste stream using wet magnetic separators. The iron ore is upgraded to a concentrate that contains about 62% elemental iron. Tailings are pumped to a tailings dam facility located adjacent to the washing plant. The concentrate is sent to disk vacuum filters which remove the water from the concentrate to reduce the moisture level, enabling shipment to customers by rail during warmer months; in colder periods the concentrate must be dried further to prevent freezing in railcars. Korshunov Mining Plant operates its own drying facility with a dry concentrate production capacity of up to 16,000 tonnes per day. In 2011-2012, Yakutugol obtained subsoil licenses for the Pionerskoye iron ore deposit, the Sutamskaya iron ore area and the Sivaglinskoye iron ore deposit in Yakutia. We plan to develop all new iron ore deposits with the open pit mining method, using excavators and dump trucks.

Coal production

Our coal production consists of the following mines in Russia:

Subsidiary (Location)	Surface	Underground
Yakutugol (Sakha Republic, Russia)	Neryungrinsky Open Pit
Kangalassky Open Pit
Dzhebariki-Khaya Open Pit
Elgaugol (Sakha Republic, Russia)	Elga Open Pit
Southern Kuzbass Coal Company (Kuzbass, Russia)	Sibirginsky Open Pit Tomusinsky Open Pit Olzherassky Open Pit Krasnogorsky Open Pit	V.I. Lenina Underground Sibirginskaya Underground Olzherasskaya- Novaya Underground

Our coal mines are primarily located in the Kuznetsky basin, a major Russian coal-producing region, and in the Sakha Republic in Eastern Siberia.

The table below summarizes our run-of-mine (ROM) coal production by type of coal and location of mines for the periods indicated.

	2016		2015		2014
	Tonnes	% of Production	Tonnes	% of Production	Tonnes	% of Production
	(In millions of tonnes)(1)
Coking Coal
Yakutugol	8.9		7.8		8.9
Elgaugol	2.8		2.6		0.7
Southern Kuzbass Coal Company	2.5		3.4		4.3
Bluestone(2)	—		—		0

Total Coking Coal	14.2	62.7%	13.8	59.5%	13.9	61.5%
Steam Coal
Yakutugol	1.0		1.4		0.5
Elgaugol	0.9		1.3		0.5
Southern Kuzbass Coal Company	4.2		4.2		5.4
Bluestone(2)	—		—		0

Total Steam Coal	6.1	26.8%	6.9	29.7%	6.4	28.3%
Anthracite
Yakutugol	—		—		—
Elgaugol	—		—		—
Southern Kuzbass Coal Company	2.4		2.5		2.3
Bluestone(2)	—		—		—

Total Anthracite	2.4	10.5%	2.5	10.8%	2.3	10.2%

Total Coal	22.7	100%	23.2	100%	22.6	100%

(1)	Volumes are reported on a wet basis.
(2)	In January-February 2014, we temporarily suspended works at our Bluestone mines due to adverse market conditions. In February 2015, we disposed of Bluestone mining business.

The coking coal produced by our Russian mines is predominately low-sulfur (0.3%) bituminous coal. Heating values for coking coal range from 6,861 to 8,488 kcal/kg on a moisture- and ash-free basis. Heating values for steam coal range from 6,627 to 8,286 kcal/kg on a moisture- and ash-free basis.

The table below summarizes our saleable coal production by type of coal and location of mines for the periods indicated.

	2016		2015		2014
	Tonnes	% of Production	Tonnes	% of Production	Tonnes	% of Production
	(In millions of tonnes)
Coking Coal
Yakutugol	5.9	30%	5.1	25%	5.7	26%
Elgaugol	1.6	8%	1.6	8%	0.2	1%
Southern Kuzbass Coal Company	3.1	16%	2.7	13%	4.0	19%
Bluestone(1)	—	—	—	—	0	0%

Total Coking Coal	10.6	54%	9.4	46%	9.9	46%
PCI
Yakutugol	—	—	—	—	—	—
Elgaugol	—	—	—	—	—	—
Southern Kuzbass Coal Company	1.4	7%	2.0	9%	2.6	12%
Bluestone(1)	—	—	—	—	—	—

Total PCI	1.4	7%	2.0	9%	2.6	12%
Anthracite
Yakutugol	—	—	—	—	—	—
Elgaugol	—	—	—	—	—	—
Southern Kuzbass Coal Company	1.8	9%	2.1	10%	1.5	7%
Bluestone(1)	—	—	—	—	—	—

Total Anthracite	1.8	9%	2.1	10%	1.5	7%
Steam Coal
Yakutugol	3.2	17%	3.5	17%	2.9	14%
Elgaugol	1.3	7%	1.6	8%	0.5	2%
Southern Kuzbass Coal Company	1.2	6%	2.0	10%	4.2	19%
Bluestone(1)	—	—	—	—	0	0%

Total Steam Coal	5.7	30%	7.1	35%	7.6	35%

Total Coal	19.5	100%	20.6	100%	21.6	100%

(1)	In January-February 2014, we temporarily suspended works at our Bluestone mines due to adverse market conditions. In February 2015, we disposed of Bluestone mining business.

Yakutugol mines

Our Yakutugol coal mines are located in the Sakha Republic. The Sakha Republic is located in Eastern Siberia and covers an area of 3.1 million square kilometers. It has a population of fewer than one million inhabitants. Its capital, Yakutsk, is located on the Lena River in south central Yakutia.

Our Yakutugol mines include three open pit mines: Neryungrinsky Open Pit, Kangalassky Open Pit and Dzhebariki-Khaya Open Pit. Neryungrinsky Open Pit is located in the South-Yakutsky basin which covers an area of 25,000 square kilometers and lies near the southern border of Yakutia. Neryungrinsky Open Pit is located near the town of Neryungri, one of the main industrial centers of Yakutia and its second largest city. Kangalassky Open Pit and Dzhebariki-Khaya Open Pit are located in the Lensky basin which covers an area of 750,000 square kilometers and lies near Yakutsk.

The table below sets forth certain information regarding the subsoil licenses for our Yakutugol coal mines.

Mine	License (plot)	Area (sq. km)	Mining Method	Life of Mine	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Neryungrinsky Open Pit	12336 (Moshchny seam)	15.3	Open pit	2029	Dec 2024	In production	1979	Ownership
Kangalassky Open Pit	15017 (Kangalassk)	7.7	Open pit	2100	Dec 2027	In production	1962	Ownership
Dzhebariki-Khaya Underground(2)	15061 (Dzhebariki-Khaya)	14.8	Underground	2036	Dec 2023	Conservation	1972	Ownership
Dzhebariki-Khaya Open Pit	15061 (Dzhebariki-Khaya)	14.8	Open pit	2036	Dec 2023	In production	2017	Ownership

(1)	“In production” refers to sites that are currently producing coal. “Conservation” refers to sites where no mining activity is conducted, but measures for mine conservation are being taken.
(2)	In August 2016, the underground mining operations were discontinued.

The earliest production at our Yakutugol mines was in 1962, although we acquired these mines and license areas in October 2007. Neryungrinsky Open Pit produces low-volatile hard coking coal and steam coal which are sold primarily in the Asia-Pacific region and domestically. Neryungrinsky Open Pit has a railway spur connected to the Russian rail system, which is controlled by Russian Railways. Kangalassky Open Pit produces steam coal that is sold as fuel for boiler plants in Yakutia. It is accessible through an all-weather road from Kangalassy and through a highway from Yakutsk. Dzhebariki-Khaya Open Pit will produce steam coal, most of which will be sold to state housing and municipal services. Dzhebariki-Khaya Open Pit is accessible only by means of the Aldan River.

The table below summarizes ROM coal production of our Yakutugol mines by mine and type of coal for the periods indicated.

	2016		2015		2014
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production
	(In millions of tonnes)(1)
Coking Coal
Neryungrinsky Open Pit	8.9		7.8		8.9

Total Coking Coal	8.9	89.9%	7.8	84.9%	8.9	94.7%

Steam Coal
Neryungrinsky Open Pit	0.4		0.7		0.1
Dzhebariki-Khaya Underground	0.4		0.5		0.3
Kangalassky Open Pit	0.2		0.2		0.1

Total Steam Coal	1.0	10.1%	1.4	15.1%	0.5	5.3%

Total Coal	9.9	100%	9.2	100%	9.4	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth coal sales volumes of our Yakutugol mines by type of coal and destinations for the periods indicated.

Coal Type	Region	2016	2015	2014
		(In thousands of tonnes)
Coking coal	Asia	3,942.6	3,609.7	5,268.1
	Russia	1,136.1	894.5	11.6
	CIS	22.3	9.8	60.1
	Europe	19.1	0.5	0.0

Total		5,120.1	4,514.5	5,339.8
Steam coal	Russia	703.2	776.8	630.4
	Asia	622.5	124.7	0.0

Total		1,325.7	901.5	630.4
Middlings	Russia	1,758.9	1,647.9	1,705.2
	Asia	459.4	476.1	662.7

Total		2,218.3	2,124.0	2,367.9

Total		8,664.1	7,540.0	8,338.1

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

Our subsidiary Elgaugol was established on August 14, 2013 under the laws of the Russian Federation with Yakutugol and Mechel Mining as participants for raising project financing from Vnesheconombank. In September 2013, Vnesheconombank’s Supervisory Board approved project financing for the construction of the first stage of the Elga coal complex and the relevant loan agreements were signed in October 2013 and March 2014. Elgaugol has not fulfilled conditions precedent under the loan agreements and Vnesheconombank has suspended the financing. We hold negotiations with Vnesheconombank with respect to possibility of further financing of the Elga project.

In August 2013, the board of directors of Yakutugol decided to transfer the subsoil license for the Elga coal deposit to Elgaugol. In January 2014, Elgaugol obtained the respective subsoil license.

The table below sets forth certain information regarding the subsoil license for our Elgaugol mine.

Mine	License (plot)		Area (sq. km)	Mining Method	Life of Mine	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Elga Open Pit	03730	(Elga)	144.1	Open pit	2100	Dec 2033	In production	2011	Lease

(1)	“In production” refers to sites that are currently producing coal.

Elga Open Pit produces two types of coal: high-quality hard coking coal (high-volatile) and steam coal. It also produces middlings (by-product of the coking coal washing process). Coking coal, steam coal and middlings are sold primarily in the Asia-Pacific market with transshipment in ports of the Russian Far East.

The table below summarizes ROM coal production of our Elgaugol mine by type of coal for the periods indicated.

	2016		2015		2014
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production
	(In millions of tonnes)(1)
Coking Coal
Elga Open Pit	2.8		2.6		0.7

Total Coking Coal	2.8	75.7%	2.6	66.7%	0.7	58.3%

Steam Coal
Elga Open Pit	0.9		1.3		0.5

Total Steam Coal	0.9	24.3%	1.3	33.3%	0.5	41.7%

Total Coal	3.7	100%	3.9	100%	1.2	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth coal sales volumes of our Elgaugol mine by type of coal and destinations for the periods indicated.

Coal Type	Region	2016	2015	2014
		(In thousands of tonnes)
Coking coal	Asia	242.6	11.8	34.6

Total		242.6	11.8	34.6
Steam coal	Asia	1,429.2	1,201.5	319.9
	Russia	1.2	209.0	149.1

Total		1,430.4	1,410.5	469.0
Middlings	Asia	0.0	152.8	164.7

Total		0.0	152.8	164.7

Total		1,673.0	1,575.1	668.3

In 2009, the general scheme of the Elga coal complex development and the plan for initial mine block development were prepared. The plan for initial mine block development was subsequently approved by governmental authorities. In 2011, the project documentation of the first stage of the Elga coal complex construction was prepared and subsequently approved by governmental authorities.

In December 2011, we finished laying track for the rail line to the Elga deposit. The 321 kilometer-long rail line is now in operation and we are able to use it for transportation of coal produced at Elga Open Pit. The rail line connects Elga Open Pit with the Baikal-Amur Mainline (at the Ulak railway station), which, in turn, provides access to the Russian rail network, in general, and Pacific Ocean ports, in particular. We will further develop the rail line to increase its capacity in line with our production plans. In March 2016, we contributed the Ulak-Elga rail line to the registered capital of the newly established company Elga-road OOO.

In October 2012, we launched a pilot seasonal washing plant for Elga Open Pit, which operated in the warmer months of April to October only, with a seasonal capacity of 2.0 million tonnes per annum. In late 2014, we completed the transfer of the pilot seasonal washing plant to year-round operation with a designed capacity of up to 2.7 million tonnes per annum.

Currently, Elga has an electricity substation with diesel power generators with a total installed capacity of 9 megawatts (“MW”). Federal Grid Company, the state-owned operator of the unified national electric grid, is installing high-voltage transmission lines to deliver electricity from the Zeysky hydro power plant located 270 kilometers from the site, and we are constructing electricity-receiving infrastructure capable of receiving of up to 134 MW. We expect to start receiving electricity from this power plant in the fourth quarter of 2017.

In accordance with the order of the Federal Agency for Subsoil Use (“Rosnedra”) No. 177 dated February 27, 2015 “On the conducting of a one-time updating of subsoil licenses,” we filed an application with the Department for Subsoil Use for the Sakha Republic (Yakutia) regarding conduct of an update procedure relating to the terms of the subsoil license for the Elga coal deposit. In December 2015, the Department for Subsoil Use for the Sakha Republic (Yakutia) made a decision to update the existing terms and issued an amendment to the subsoil license. The amendments provide that the level of coal extraction and deadlines of reaching the design capacity are determined by the deposit development technical plan. In September 2016, based on the decision of Rosnedra the subsoil license for the Elga coal deposit was extended until December 31, 2033.

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

Southern Kuzbass mines

The Kuznetsky basin, or Kuzbass, is located in the southeastern part of Western Siberia and is one of the largest coal mining areas in the world, covering an area of around 70,000 square kilometers. Coal-bearing seams extend over an area of 26,700 square kilometers and reach a depth of up to 1,800 meters. Coal was discovered in 1721, and systematic mining started in 1851. During the Soviet era, Kuzbass was the second largest regional coal producer. According to the Central Dispatching Department, Kuzbass (Kemerovo region) now accounts for about 59% of Russia’s total coal production.

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

Mine	License (plot)	Area (sq. km)	Mining Method	Life of Mine	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Krasnogorsky Open Pit	14016 (Tomsk, Sibirginsk)	22.4	Open pit	2055	Jan 2021	In production	1954	Lease
	13367 (Sorokinsk, Tomsk, Sibirginsk)	2.8			Nov 2025	In production	2012	Lease
Olzherassky Open Pit	01374 (Raspadsk, Berezovsk, Sosnovsk)	9.3	Open pit	2050	Dec 2029	In production	1980	Lease
	12939 (Raspadsk)(2)	3.5			Dec 2024	Development	n/a	Lease
	12940 (Berezovsk-2, Berezovsk, Olzherassk)	4.8			Dec 2024	In production	2007	Lease
	01917 (Berezovsk Gluboky)	7.4			Aug 2035	Exploration and development	n/a	Lease
Tomusinsky Open Pit	13312 (Tomsk)(3)	6.7	Open pit	2028	Dec 2020	In production	1959	Lease
Sibirginsky Open Pit	13639 (Sibirginsk, Kureinsk, Uregolsk)	17.7	Open pit	2055	Dec 2032	In production	1970	Lease
	01557 (New- Uregolsk)	2.4			Apr 2031	In production	2011	Lease
Sibirginskaya Underground	12917 (Sibirginsk, Tomsk)	5.9	Underground	2058	Dec 2024	In production	2002	Lease
	15463 (Sibirginsk-2, Sibirginsk, Kureinsk)	0.9			Dec 2032	In production	2014	Lease
	01914 (Sibirginsk-3)	7.6			Aug 2035	Exploration and development	n/a	—
V.I. Lenina Underground	14060 (Olzherassk)	10.0	Underground	2050	Dec 2032	In production	1953	Lease
	01701 (Granichny, Olzherassk)	1.2			Feb 2033	Exploration and development	n/a	—
Olzherasskaya-Novaya Underground	14199 (Raspadsk)	1.2	Underground	2035	Dec 2021	In production	2008	Lease
	01471 (Olzherassk-2, Raspadsk)	0.03			Jan 2030	In production	2010	Lease
	13366 (Razvedochny, Raspadsk)	14.6			Nov 2025	In production	2010	Lease
Yerunakovskaya-1 Underground (project)	13237 (Yerunakovsk-1, Yerunakovsk)(4)	8.4	Underground	2033	Jun 2025	Development	n/a	Lease
Yerunakovskaya-3 Underground (prospect)	13238 ( Yerunakovsk-3, Yerunakovsk)(4)	7.1	Underground	2115	Jun 2025	Development	n/a	—
Yerunakovskaya-2 Underground (prospect)	13271 (Yerunakovsk-2, Yerunakovsk)(4)(5)	7.3	Underground	2051	Jul 2025	Development	n/a	—
Olzherasskaya-Glubokaya Underground (prospect)	13365 (Olzherassk)	19.2	Underground	2211	Nov 2025	Development	n/a	—
Usinskaya Underground (prospect)	14093 (Olzherassk)	3.6	Underground	2071	Dec 2033	Conservation	n/a	—

(1)	“In production” refers to sites that are currently producing coal. “Development” refers to sites where preliminary work is being carried out. “Exploration” refers to sites where drilling for calculation of mineral reserves is being carried out. “Exploration and development” refers to sites where preliminary work and drilling for calculation of mineral reserves are being carried out. “Conservation” refers to sites where no mining activity is conducted, but measures for mine conservation are being taken.
(2)	We failed to commence commercial production in 2009 as required by the subsoil license due to unfavorable mine economics. We expect to commence production at the Raspadsk license area in the fourth quarter of 2018 provided coal prices recover sufficiently.
(3)	License held by Tomusinsky Open Pit, a subsidiary of Southern Kuzbass Coal Company.
(4)	We failed to commence commercial production in 2011 as required by the subsoil license due to unfavorable mine economics.
(5)	License held by Resurs-Ugol OOO, a subsidiary of Southern Kuzbass Coal Company.

The table below summarizes ROM coal production of our Southern Kuzbass mines by mine and type of coal for the periods indicated.

	2016		2015		2014
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production
	(In millions of tonnes)(1)
Coking Coal
Sibirginsky Open Pit	0.2		0.5		1.2
Tomusinsky Open Pit	0.8		0.8		0.9
V.I. Lenina Underground	0.8		0.4		0.7
Sibirginskaya Underground	0.2		1.1		1.0
Olzherassky Open Pit	0.5		0.6		0.5

Total Coking Coal	2.5	27.5%	3.4	33.7%	4.3	35.8%

Steam Coal
Krasnogorsky Open Pit	1.8		2.7		2.8
Sibirginsky Open Pit	0.3		0.5		0.8
Olzherassky Open Pit	0.0		0.0		0.1
Olzherasskaya-Novaya Underground	1.5		0.3		0.8
Tomusinsky Open Pit	0.6		0.7		0.9

Total Steam Coal	4.2	46.1%	4.2	41.6%	5.4	45.0%

Anthracite
Krasnogorsky Open Pit	2.4		2.5		2.3
Sibirginsky Open Pit	—		—		—
Olzherassky Open Pit	—		—		—
Olzherasskaya-Novaya Underground	—		—		—
Tomusinsky Open Pit	—		—		—
Total Anthracite	2.4	26.4%	2.5	24.7%	2.3	19.2%

Total Coal	9.1	100%	10.1	100%	12.0	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth Southern Kuzbass mines’ coal sales volumes by type of coal and destinations for the periods indicated.

Coal Type	Region	2016	2015	2014
		(In thousands of tonnes)
Coking coal	Russia	242.0	492.2	1,407.2
	Asia	179.3	227.4	955.7
	CIS	0.0	0.0	40.1

Total		421.3	719.6	2,403.0
Anthracite	Europe	892.6	1,241.2	1,200.5
	Other	255.9	73.4	76.2
	Asia	224.9	321.7	336.5
	CIS	108.6	68.2	183.3
	Russia	32.6	42.3	36.3
	Middle East(1)	0.0	14.9	24.5

Total		1,514.6	1,761.7	1,857.3
PCI	Asia	1,571.9	1,684.3	1,870.8
	Europe	37.8	473.5	837.8
	Middle East(1)	10.4	91.5	338.5
	CIS	0.0	0.0	4.1
	Russia	0.0	4.7	0.0

Total		1,620.1	2,254.0	3,051.2
Steam coal	Asia	845.6	122.2	26.2
	Middle East(1)	44.9	96.7	152.2
	Russia	12.7	30.4	38.6
	Europe	4.6	11.6	13.9
	CIS	0.0	15.5	392.8
Total		907.8	276.4	623.7
Middlings	Asia	0.0	0.0	94.0

Total		0.0	0.0	94.0

Total		4,463.8	5,011.7	8,029.2

(1)	Includes Turkey only.

Coal washing plants

We operate six coal washing plants and one processing unit in Russia: four coal washing plants and one processing unit located near our coal mines in Southern Kuzbass, one coal washing plant located near Neryungrinsky Open Pit and one coal washing plant at Elga Open Pit.

Our four coal washing plants and one processing unit located near our coal mines in Southern Kuzbass have an aggregate annual capacity of approximately 17.0 million tonnes of ROM coal. These are Krasnogorskaya Washing Plant, Sibir Washing Plant, Tomusinskaya Washing Plant, Kuzbasskaya Washing Plant and Sibirginskaya Processing Unit. These washing plants have aggregate storage capacity for saleable products of 201,000 tonnes, including 81,500 tonnes of additional capacity, of which 29% is covered storage.

Neryungrinskaya Washing Plant located near Neryungrinsky Open Pit has an annual capacity of 9.0 million tonnes. The plant produces coking coal concentrate and middlings.

In October 2012, we launched a pilot seasonal washing plant for Elga Open Pit, which operated in the warmer months of April to October only, with a seasonal capacity of 2.0 million tonnes per annum. In late 2014, we completed the transfer of the pilot seasonal washing plant to year-round operation with a designed capacity of up to 2.7 million tonnes per annum.

All of the coal feedstock enriched by our washing plants in 2016 (19.9 million tonnes) was supplied by our own mining operations.

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

The table below summarizes our production of coke, chemical products and coke gas for the periods indicated.

	2016	2015	2014
	(Coke and chemical products in thousands of tonnes) (Coke gas in millions of cubic meters)
Mechel Coke
Coke (6% moisture)	2,244	2,313	2,586
Chemical products	110	112	119
Coke gas	824	851	835
Moscow Coke and Gas Plant
Coke (6% moisture)	742	723	799
Chemical products	38	38	41
Coke gas	328	319	367
Total
Coke (6% moisture)	2,986	3,036	3,385

Chemical products	148	150	160

Coke gas	1,152	1,170	1,202

The table below summarizes our sales volumes of coke and chemical products for the periods indicated.

	2016	2015	2014
	(In thousands of tonnes)
Coke	894	985	1,262
Chemical products	146	155	173

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Moscow Coke and Gas Plant’s principal production area.

Production Area	Capacity in 2016	Capacity Utilization Rate in 2016	Planned Increase (2017-2019)
	(In thousands of tonnes)
Coke (6% moisture)	867	85.6%	—

The following table sets forth the capacity, the capacity utilization rate and the planned decrease in capacity for Mechel Coke’s principal production area.

Production Area	Capacity in 2016	Capacity Utilization Rate in 2016	Planned Decrease (2017-2019)
	(In thousands of tonnes)
Coke (6% moisture)	2,961	75.8%	401

Our own production facilities purchase a substantial majority of our coke production. For the years ended December 31, 2016, 2015 and 2014, purchases of our coke by our own production facilities amounted to 1.9 million tonnes, 1.9 million tonnes and 2.0 million tonnes, respectively, which represented 68%, 66% and 61% of our total coke sales volumes (including intra-group sales) for those periods.

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

Mine	License (plot)	Area (sq. km)	Mining Method	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Korshunovsky Open Pit	03333 (Korshunovsk)	4.3	Open pit	Apr 2019	In production	1965	Lease
Rudnogorsky Open Pit	03334 (Rudnogorsk)	5.3	Open pit	Jan 2028	In production	1984	Ownership

(1)	“In production” refers to sites that are currently producing iron ore.

The table below summarizes our ROM iron ore and iron ore concentrate production for the periods indicated.

	2016		2015		2014
Mine	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)
	(In millions of tonnes)(1)
Korshunovsky Open Pit	4.1	23.6%	3.3	24.2%	4.8	23.5%
Rudnogorsky Open Pit	4.1	27.9%	4.5	30.6%	4.4	29.6%

Total ore production	8.2	25.8%	7.8	27.9%	9.2	26.4%

Iron ore concentrate production	2.7	62.8%	2.7	63.2%	3.2	63.2%

(1)	Volumes are reported on a wet basis.

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

Product	2016	2015	2014	2016	2015	2014
	(In thousands of tonnes)(1)			(% of total sales, including intra-group)
Coking coal concentrate	5,784.0	5,246.0	7,777.4	66.8%	63.9%	77.1%
Steam coal and middlings	5,927.2	4,880.3	4,375.6	84.7%	74.4%	74.6%
PCI and Anthracite	3,139.0	4,066.7	4,996.1	92.6%	94.0%	96.6%
Iron ore concentrate	26.3	488.9	1,168.7	1.0%	17.4%	37.5%
Coke	893.5	984.8	1,262.0	31.5%	33.8%	39.0%
Chemical products	146.3	154.7	173.0	96.4%	98.8%	99.7%

(1)	Includes resale of mining segment products purchased from third parties.

The following table sets forth revenues by product, as further divided between domestic sales and exports (including as a percentage of total mining segment revenues) for the periods indicated. We define exports as sales by our Russian and foreign subsidiaries to customers located outside their respective countries. We define domestic sales as sales by our Russian and foreign subsidiaries to customers located within their respective countries. See note 27 to the consolidated financial statements.

	2016		2015		2014
Product	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In millions of Russian rubles, except for percentages)
Coking coal concentrate	38,743.9	43.2%	27,209.6	33.7%	30,645.3	38.5%
Domestic Sales	21.6%		28.0%		17.5%
Export	78.4%		72.0%		82.5%
Steam coal	12,587.3	14.1%	7,236.0	9.0%	4,337.1	5.5%
Domestic Sales	17.1%		30.0%		37.6%
Export	82.9%		70.0%		62.4%
PCI and Anthracite	18,737.1	20.9%	24,989.9	31.0%	22,411.6	28.2%
Domestic Sales	1.3%		1.3%		0.8%
Export	98.7%		98.7%		99.2%
Middlings	5,189.8	5.8%	4,750.5	5.9%	4,990.6	6.3%
Domestic Sales	68.0%		55.2%		46.9%
Export	32.0%		44.8%		53.1%
Coke	9,341.5	10.4%	9,428.9	11.7%	8,427.0	10.6%
Domestic Sales	64.1%		53.9%		62.0%
Export	35.9%		46.1%		38.0%
Chemical products	1,988.0	2.2%	2,327.4	2.9%	2,421.9	3.0%
Domestic Sales	54.8%		55.4%		84.5%
Export	45.2%		44.6%		15.5%
Iron ore concentrate	125.9	0.1%	1,844.0	2.3%	4,010.7	5.0%
Domestic Sales	100.0%		7.6%		52.9%
Export	0.0%		92.4%		47.1%
Other(1)	2,934.6	3.3%	2,846.0	3.5%	2,264.4	2.9%

Total	89,648.1	100.0%	80,632.3	100.0%	79,508.6	100.0%

Domestic Sales	25.4%		25.9%		26.1%
Export	74.6%		74.1%		73.9%

(1)	Includes revenues from transportation, distribution, construction and other miscellaneous services provided to local customers.

Marketing and distribution

In 2016, our Russian domestic sales were conducted directly by our own production facilities and our export sales were conducted by Mechel Carbon, based in Baar, Switzerland. We generally do not involve traders in the sales and distribution of our mining products and we have had long-standing relationships with end users of our mining products.

The following table sets forth percentage of sales by the regions in which our mining segment products were sold for the periods indicated.

Region(1)	2016	2015	2014
Asia	58.2%	47.5%	49.4%
Russia	25.4%	25.9%	26.1%
Europe	11.3%	19.6%	15.1%
CIS	2.1%	2.7%	5.5%
Middle East(2)	0.8%	3.2%	2.9%
United States	0.3%	0.3%	0.1%
Other	1.9%	0.8%	0.9%

Total	100.0%	100.0%	100.0%

(1)	The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.
(2)	Includes Turkey, the United Arab Emirates and Saudi Arabia.

The following table sets forth information about the five largest customers of our mining segment, which together accounted for 35.7% of our total mining segment sales in 2016.

Customer	% of Total Mining Segment Sales	Product	% of Total Products Sales
POSCO	11.1%	Coking coal concentrate	15.5%
		PCI and Anthracite	21.1%
Batek Resources	7.5%	Steam coal	44.8%
		Middlings	20.8%
		Coking coal concentrate	0.01%
ArcelorMittal	5.9%	PCI and Anthracite	28.4%
Shunshun Development	5.7%	Coking coal concentrate	13.2%
Sojitz Corporation	5.5%	Coking coal concentrate	9.6%
		PCI and Anthracite	5.6%
		Steam coal	1.2%

Domestic sales

We ship our coking coal concentrate from our coal washing facilities, located near our coal mines, by railway directly to our customers, including steel producers. In 2016, our largest domestic customer for our coking coal concentrate was Severstal, accounting for 7.7% of our total coking coal concentrate sales and 3.3% of our total mining segment sales.

We sell coking coal concentrate domestically on the basis of annual framework contracts with monthly or quarterly adjustments to price and quantity.

We ship our steam coal from our warehouses by railway directly to our customers, which are predominantly electric power stations. Our supply contracts for steam coal are generally concluded with customers on a long-term basis with quantities and prices either fixed for the whole term or adjusted monthly. Some of our steam coal is consumed within our group; for example, sales of steam coal and middlings from our Southern Kuzbass Coal Company to our Southern Kuzbass Power Plant were 853.7 million rubles in 2016. In total, 364.9 thousand tonnes of steam coal was sold within our group in 2016. SUE HCS Sakha Republic (Yakutia) is our largest domestic customer of steam coal, accounting for 10.8% of our total steam coal sales and 1.5% of our total mining segment sales in 2016.

Iron ore concentrate is shipped via railway directly from our Korshunov Mining Plant to customers. In 2016, iron ore concentrate was sold primarily within our group. We set our prices on a monthly basis which is in line with the current practice in the Russian market of iron ore feed.

The majority of coke is sold domestically to our subsidiaries Chelyabinsk Metallurgical Plant and Bratsk Ferroalloy Plant, which accounted for 68.2% of our total coke sales (including intra-group sales) by volume in 2016. Major third party customers include pig iron, steel and ferroalloy producers located in the Central Region and in the Urals of Russia. Sales in Russia are conducted pursuant to framework agreements with monthly adjustments of quantities and prices.

Our subsidiary Mecheltrans is a railway freight forwarding company, which owns its own rail rolling stock, consisting of 2,130 open cars and 57 pellet cars, and leases 3,924 open cars, 135 hopper pellet cars and 203 dumpcars under operating leases and 4,984 open cars under finance leases. In 2016, Mecheltrans transported domestically approximately 27.4 million tonnes of our cargo, approximately 68.1% of which was comprised of coal and iron ore concentrate.

Export sales

We export coking coal concentrate, PCI and anthracite, coke and steam coal.

In 2016, the largest foreign customer of our mining segment was POSCO, accounting for 11.1% of our total mining segment sales. POSCO purchases consisted of PCI and coking coal concentrate.

We were Russia’s second largest exporter of coking coal concentrate in 2016, according to MMI. Our exports of coking coal concentrate are primarily to China, Japan and South Korea. In 2016, POSCO, Shunshun Development (Hongkong) Co. Ltd., Baosteel Group Corporation, Sojitz Corporation and JFE Steel Corporation were our largest foreign customers of coking coal concentrate, accounting for 52.6% of our total coking coal concentrate sales and 22.7% of our total mining segment sales. Shipments are made by rail to seaports and further by sea, except for shipments to Poland and northeast China that are made only by rail.

Our exports of PCI and anthracite are primarily to Europe, South Korea, Japan and China, which together accounted for 81.6% of our total PCI and anthracite sales and 17.0% of our total mining segment sales in 2016. In 2016, our largest foreign customers of PCI and anthracite were ArcelorMittal, POSCO, Sumitomo Corporation, Sojitz Corporation and International Coke and Ferro-Alloys Company.

Our exports of steam coal are primarily to China, South Korea and Japan, which together accounted for 79.9% of our total steam coal sales and 11.2% of our total mining segment sales in 2016. In 2016, our largest foreign customers of steam coal were Batek Resources Limited, Rizhao Shenghe Trading Co., Ltd., Shandong Huanxin Products, LG International and LS Networks Co., Ltd.

PCI, anthracite and steam coal are shipped to customers from our warehouses by railway and further by sea from Russian and Baltic ports.

In 2016, we used annual contracts for export sales of coal. Coal not shipped under annual contracts was sold on the spot market primarily to Chinese customers.

We export coke, including coke breeze, primarily to Europe, which accounted for 22.7% of our total coke sales and 2.4% of our total mining segment sales in 2016.

From Port Posiet we ship primarily coking coal concentrate, steam coal and PCI to Japan, South Korea and China. In 2016, our Port Posiet processed 7.1 million tonnes of coal; its warehousing capacity is limited to 200 thousand tonnes per month for one-time storage of no more than four grades of coal. In order to expand the cargo-handling capacity of the port we constructed a modern transshipment complex and put into operation a mechanized coal loosening complex. The first stage of the Port Posiet’s modernization enabled us to expand the cargo-handling capacity of the port up to 7.0 million tonnes per annum in 2016. Further modernization envisages the construction of deepwater berth and approach channel, as well as shiploader. The port’s proximity to roads and rail links to key product destinations and transshipment points in China and Russia make it a cost-effective link in the logistical chain for bringing our coal products to the market.

In 2016, Mecheltrans transported for export approximately 13.7 million tonnes of our cargo, approximately 85.5% of which was comprised of coal.

Market share and competition

Coal

According to the Central Dispatching Department, in 2016, the Russian coal mining industry was represented by 181 companies, which operated 66 underground mines and 115 open pit mines. As a result of the privatization of 1990s and subsequent mergers and acquisitions, the Russian coal mining industry has become more concentrated. Based on the Central Dispatching Department’s data and our estimates, the ten largest coal mining companies in Russia produced approximately 74.4% of the overall coal production volume in 2016.

According to data from the Central Dispatching Department, companies’ websites and our estimates, in 2016, we were the second largest coking coal producer in Russia, with an approximately 18.5% share of total production by volume, and we had a 5.9% market share with respect to overall Russian coal production by volume. The following table lists the main Russian coking coal producers in 2016, the industrial groups to which they belong, their coking coal production volumes and their share of total Russian production volume.

Group	Company	Coking Coal Production (Thousands of Tonnes)	% of Coking Coal Production by Volume
EVRAZ plc	Yuzhkuzbassugol Coal Company OAO	11,183	13.2%
	Raspadskaya PAO	10,512	12.4%
	EVRAZ Total	21,695	25.6%
Mechel PAO	Yakutugol JSHC	8,899	10.5%
	Southern Kuzbass Coal Company PAO	3,887	4.6%
	Elgaugol OOO	2,849	3.4%
	Mechel Total	15,635	18.5%
Severstal PAO	Vorkutaugol AO	9,455	11.2%
SUEK AO	SUEK-Kuzbass AO	7,086	8.4%
	Arcticheskie razrabotki OOO	96	0.1%
	SUEK Total	7,182	8.5%
Sibuglemet Holding	Mezhdurechye AO	4,289	5.1%
	Bolshevik Mine AO	1,561	1.8%
	Antonovskaya Mine AO	852	1.0%
	Sibuglemet Total	6,702	7.9%
Other		23,899	28.3%

Total		84,568	100.0%

Source:	Central Dispatching Department, companies’ websites and our estimates.

According to Metal Expert, in 2016, we were the eighth largest steam coal producer in Russia, with a 1.9% share of total production by volume. The main Russian steam coal producers that occupy a substantial share in the Russian steam coal industry include SUEK, UMMC (Kuzbassrazrezugol Coal Company) and SDS-Coal, accounting for 58.6% of total steam coal production in 2016, according to Metal Expert.

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

Iron ore

The Russian iron ore market is generally characterized by high demand and limited sources of supply, with product quality as the main factor driving prices. According to Metal Expert, the market is dominated by relatively few producers, with the top three mining groups being Metalloinvest, Severstal and NLMK, representing 70.3% of total production of iron ore concentrate. We were sixth in production volume in 2016 with 2.7 million tonnes of iron ore concentrate, representing 2.7% of total production of iron ore concentrate in Russia.

Mineral reserves

Our coal and iron ore reserves are based on exploration drilling and geological data, and are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Each year we update our reserve calculations based on actual production and other factors, including economic viability and any new exploration data. Our coal and iron ore reserves are presented in accordance with the criteria for internationally recognized reserve and resource categories of the “Australasian Code for Reporting Mineral Resources and Ore Reserves” (as amended) published by the Joint Ore Reserves Committee (“JORC”) of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and the Minerals Council of Australia (the “JORC Code”), and meet the standards set by the SEC in its Industry Guide 7. Information on our mineral reserves has been prepared by our internal mining engineers as of December 31, 2016. To prepare this information our internal mining engineers used resource and reserve estimates, actual and forecast production, operating costs, capital costs, geological plan maps, geological cross sections, mine advance maps in plan and cross section and price projections.

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

As of December 31, 2016, we had coal reserves totaling 3,029.9 million tonnes, of which approximately 75% was coking coal. The table below summarizes our coal reserves as of December 31, 2016.

Company	Proved Reserves(1)	Probable Reserves(1)	Total	% in Open Pit
	(In thousands of tonnes)
Yakutugol	197,537	555	198,092	100.0%
Elgaugol	1,736,051	503,461	2,239,512	100.0%
Southern Kuzbass Coal Company	566,405	25,849	592,254	74.1%

Total	2,499,993	529,865	3,029,858	94.9%

(1)	Reserves include adjustments for loss and dilution modifying factors.

The table below summarizes our reserves by coal type as of December 31, 2016.

Company	Category	Coking Coal	Steam Coal	Anthracite	Lignite	Total(1)
	(In thousands of tonnes)
	Proved	105,133	9,293	0	83,111	197,537
	Probable	263	292	0	0	555

Yakutugol	Total	105,396	9,585	0	83,111	198,092
	Proved	1,475,278	260,773	0	0	1,736,051
	Probable	462,257	41,204	0	0	503,461

Elgaugol	Total	1,937,535	301,977	0	0	2,239,512
	Proved	209,551	242,275	114,579	0	566,405
	Probable	18,529	7,217	103	0	25,849

Southern Kuzbass Coal Company	Total	228,080	249,492	114,682	0	592,254
	Proved	1,789,962	512,341	114,579	83,111	2,499,993
	Probable	481,049	48,713	103	0	529,865

Total		2,271,011	561,054	114,682	83,111	3,029,858

(1)	Reserves include adjustments for loss and dilution modifying factors.

The table below sets forth reserves attributable to our Yakutugol mines as of December 31, 2016.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)	Heat Value(3)	% Sulfur
	(In thousands of tonnes)			(In kcal/kg)
Neryungrinsky Open Pit(4)(5)	111,610	555	112,165	8,794	0.11 - 0.30
Kangalassky Open Pit(6)	83,111	0	83,111	6,834	0.40
Dzhebariki-Khaya Underground(6)(7)	0	0	0	—	—
Dzhebariki-Khaya Open Pit(8)	2,816	0	2,816	7,470	0.22

Total	197,537	555	198,092

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used the following average prices: $69 per tonne (FCA basis) for coking coal concentrate and $38 per tonne (FCA basis) for raw steam coal.
(3)	Heat value is reported on a moisture- and ash-free basis.
(4)	In 2016, revised estimation of reserves under Russian standards was conducted which led to the increase in reserves by 8,243 thousand tonnes.
(5)	Mined coking coal is processed at Neryungrinskaya Washing Plant with a weighted average yield of coking coal concentrate of 63%.
(6)	Coal is sold as ROM without processing.
(7)	Coal mining by underground methods was completed due to economic unviability.
(8)	Reserves for open pit mining operations were re-estimated under Russian standards.

The table below sets forth reserves attributable to our Elgaugol mine as of December 31, 2016.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)	Heat Value(3)	% Sulfur
	(In thousands of tonnes)			(In kcal/kg)
Elga Open Pit(4)	1,736,051	503,461	2,239,512	7,000-8,600	0.25

Total	1,736,051	503,461	2,239,512

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used the following average prices: $78 per tonne (FCA basis) for coking coal concentrate and $19 per tonne (FCA basis) for raw steam coal.
(3)	Heat value is reported on a moisture- and ash-free basis.
(4)	Mined coking coal is processed at Elginskaya Washing Plant and Sibir Washing Plant with a weighted average yield of coking coal concentrate of 42% and 56%, respectively.

The table below sets forth reserves attributable to our Southern Kuzbass mines as of December 31, 2016.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)(3)(4)	Heat Value(5)	% Sulfur
	(In thousands of tonnes)			(In kcal/kg)
Krasnogorsky Open Pit	198,352	194	198,546	8,100	0.33
Olzherassky Open Pit	54,595	5,963	60,558	8,363	0.30
Tomusinsky Open Pit	7,556	4,400	11,956	8,390	0.30
Sibirginsky Open Pit	167,856	45	167,901	8,530	0.30
Sibirginskaya Underground	38,918	4,024	42,942	8,477	0.28
V.I. Lenina Underground	28,096	11,223	39,319	8,436	0.35
Olzherasskaya-Novaya Underground	34,049	0	34,049	7,912	0.20
Yerunakovskaya-1 Underground (project)	36,983	0	36,983	8,150	0.50
Yerunakovskaya-3 Underground (prospect)(6)	—	—	—	—	—
Yerunakovskaya-2 Underground (prospect)(6)	—	—	—	—	—
Olzherasskaya-Glubokaya Underground (prospect)(6)	—	—	—	—	—
Usinskaya Underground (prospect)(6)	—	—	—	—	—

Total	566,405	25,849	592,254

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used the following average prices (FCA basis): $60 per tonne for coking coal concentrate, $62 per tonne for anthracite, $36 per tonne for PCI and $16 per tonne for raw steam coal.
(3)	Reserves are presented on an assumed 100% basis.
(4)	Mined coal is processed at Sibir Washing Plant, Kuzbasskaya Washing Plant, Tomusinskaya Washing Plant, Sibirginskaya Processing Unit and Krasnogorskaya Washing Plant with a weighted average yield of concentrate of 68%, 72%, 60%, 24% and 52%, respectively.
(5)	Heat value is reported on a moisture- and ash-free basis.
(6)	Not considered in the review because these prospects presently do not have mine plans.

As of December 31, 2016, we had iron ore reserves (proved and probable) totaling 154.6 million tonnes at an average iron grade of 26.4%. The table below summarizes iron ore reserves by mine as of December 31, 2016.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)(3)	Grade (Fe%)(4)
	(In thousands of tonnes)
Korshunovsky Open Pit	53,636	35,233	88,869	23.7
Rudnogorsky Open Pit	38,279	27,472	65,751	30.7

Total	91,915	62,705	154,620	26.4

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used the average price of $35 per tonne (FCA basis) for iron ore concentrate.
(3)	Reserves are presented on an assumed 100% basis.
(4)	Mined iron ore is processed at Korshunovskaya Washing Plant with a weighted average yield of iron ore concentrate within the range of 32-35%.

Steel Segment

Our steel segment comprises the production and sale of semi-finished steel products, long products of a wide range of steel grades, carbon and stainless flat steel products and high value-added metal products, including wire products, stampings and forgings, structural shapes, beams and rails. Within these product groups, we are further able to tailor various steel grades to meet specific end-user requirements. Our steel segment is supported by our mining segment, which includes coke and iron ore concentrate.

Our steel segment has production facilities in Russia and Lithuania. Our total steel output was 4.3 million tonnes in 2016, 4.3 million tonnes in 2015 and 4.3 million tonnes in 2014.

In 2014, we transferred our ferrosilicon producing subsidiary Bratsk Ferroalloy Plant to the steel segment. Bratsk Ferroalloy Plant’s ferrosilicon production amounted to 88.5 thousand tonnes in 2016, 92.9 thousand tonnes in 2015 and 90.8 thousand tonnes in 2014.

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

The following table sets out our production volumes by primary steel product categories and main products within these categories.

Product	2016	2015	2014
	(In thousands of tonnes)
Pig Iron	4,053	4,065	3,946
Semi-Finished Steel Products, including:	936	1,098	970
Carbon and Low-Alloyed Semi-Finished Products	926	1,081	966
Long Steel Products, including:	2,768	2,463	2,721
Stainless Long Products	12	12	14
Alloyed Long Products	127	121	278
Rebar	1,509	1,543	1,575
Wire Rod	249	230	402
Low-Alloyed Engineering Steel	353	557	452
Flat Steel Products, including:	464	481	435
Stainless Flat Products	6	10	18
Carbon and Low-Alloyed Flat Products	457	471	417
Forgings, including:	41	49	61
Stainless Forgings	3	3	5
Alloyed Forgings	26	34	39
Carbon and Low-Alloyed Forgings	11	11	17
Stampings	75	69	84
Wire Products, including:	602	628	695
Wire	549	580	603
Ropes	43	37	45

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

Chelyabinsk Metallurgical Plant

Chelyabinsk Metallurgical Plant is an integrated steel mill which produces flat and long carbon and stainless steel products, rail and beam sections and semi-finished products. Semi-finished products are used for further processing in Russia or our internal needs. Chelyabinsk Metallurgical Plant also produces pig iron which is used in the manufacturing of steel. The plant sources all of its metallurgical coke needs from Mechel Coke and most of its iron ore concentrate needs from Korshunov Mining Plant. Its customer base is largely comprised of companies from the construction and railways construction and repair industries, as well as ferrous metallurgy. We acquired Chelyabinsk Metallurgical Plant in 2001.

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

Production Area	Capacity in 2016	Capacity Utilization Rate in 2016	Planned Increase (2017-2019)
	(In thousands of tonnes, except for percentages)
Sintering	5,252	94.2%	—
Pig iron	4,300	94.3%	—
Steel-making	5,177	76.6%	—
Rolling	4,751	79.8%	—

Chelyabinsk Metallurgical Plant produced approximately 4.0 million tonnes of raw steel and 3.8 million tonnes of rolled products in 2016.

In 2008, we initiated construction of a universal rail and structural rolling mill at the Chelyabinsk Metallurgical Plant. The project is aimed at producing new types of large section structural shapes (including beams, angles, rails, channels and special sections) with total output 1.1 million tonnes per annum. Italian Danieli & C. Officine Meccaniche S.p.A. (“Danieli”) is the equipment supplier and Chinese Minmetals Engineering Co. Ltd. (“Minmetals”) is the general contractor. Investments will amount to 23.1 billion rubles. In July 2013, the universal rail and structural rolling mill was launched. At present, we are developing production of both guarantee products and new products, as well as certification of products for the Russian and European markets is being carried out. Three certificates of conformity of the Customs Union were obtained on certain types of rails; preparatory work for certification of rails for the European Union is in progress.

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

In December 2010, Mechel Materials started assembling the main manufacturing equipment of the grinding-mixing complex for Portland blast-furnace slag cement production with 1.6 million tonnes capacity per annum in the territory of Chelyabinsk Metallurgical Plant. The main raw material is blast furnace slag produced by Chelyabinsk Metallurgical Plant. This complex is the first Russian facility to produce high-quality Portland blast-furnace slag cement of certain grades (CEMIII/A, CEMIII/B, CEMIII/C). Portland blast-furnace slag cement is widely used in the construction industry for the production of reinforced concrete structures. The general contractor is Austrian FMW GmbH. Investments amount to 5,084 million rubles. In 2013, construction and assembly and commissioning works on the basic process equipment were completed and production in the mode of experimental-industrial testing commenced. In 2014-2016, we mastered production of Portland blast-furnace slag cement, ground granulated blast-furnace slag and Portland cement. In April 2016, Mechel Materials obtained a quality management system certificate ISO 9001:2008. In late 2016, main technological equipment was commissioned.

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

Production Area	Capacity in 2016	Capacity Utilization Rate in 2016	Planned Increase (2017-2019)
	(In thousands of tonnes, except for percentages)
Steel-making	351	72.7%	—
Rolling	420	89.3%	—
Wire products	6	6.1%	—

Izhstal produced approximately 255.1 thousand tonnes of raw steel, 375.0 thousand tonnes of rolled products and approximately 0.4 thousand tonnes of wire products in 2016.

Beloretsk Metallurgical Plant

Beloretsk Metallurgical Plant is a wire products plant in Beloretsk, in the southern part of Ural Mountains, which produces wire rod and a broad range of wire products from semi-finished products supplied by Chelyabinsk Metallurgical Plant and third party suppliers. Its customers are largely from the construction, mining, engineering and other industries. We acquired Beloretsk Metallurgical Plant in 2002.

Beloretsk Metallurgical Plant’s principal production lines include a rolling workshop equipped with a wire mill for production of 5.5-13.5 millimeter wire rod; a number of wire products workshops equipped with drawing, rewinding, wire stranding, cabling, grinding equipment and heat treatment furnaces, wire annealing and galvanizing, patenting and galvanizing lines; low relaxation prestressed concrete wire and rope lines; cold-worked rebar line and cold strand and section rolling mills. In June 2011, wire products production facilities were transferred to Beloretsk Metallurgical Plant from Izhstal. In September 2014, in order to optimize costs these production facilities were moved to Beloretsk Metallurgical Plant. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Beloretsk Metallurgical Plant’s principal production areas.

Production Area	Capacity in 2016	Capacity Utilization Rate in 2016	Planned Increase (2017-2019)
	(In thousands of tonnes, except for percentages)
Rolling	630	79.9%	—
Wire products	600	75.4%	—

Beloretsk Metallurgical Plant produced a total of 452.1 thousand tonnes of wire products in 2016. Rolled products production in 2016 amounted to a total of 503.2 thousand tonnes, of which 436.0 thousand tonnes were further processed into wire products and 67.2 thousand tonnes constituted the output volume of wire rod for third party customers.

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

Production Area	Capacity in 2016	Capacity Utilization Rate in 2016	Planned Increase (2017-2019)
	(In thousands of tonnes, except for percentages)
Wire products	123	62.8%	—

Vyartsilya Metal Products Plant produced 77.3 thousand tonnes of wire products in 2016.

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

Production Area	Capacity in 2016	Capacity Utilization Rate in 2016	Planned Increase (2017-2019)
	(In thousands of tonnes, except for percentages)
Stampings and forgings	100	75.4%	—

Urals Stampings Plant produced 75.4 thousand tonnes of special steel stampings and forgings in 2016.

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

Production Area	Capacity in 2016	Capacity Utilization Rate in 2016	Planned Increase (2017-2019)
	(In thousands of tonnes, except for percentages)
Wire products	90	80.3%	—

Mechel Nemunas produced 72.1 thousand tonnes of wire products in 2016.

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

Production Area	Capacity in 2016	Capacity Utilization Rate in 2016	Planned Increase (2017-2019)
	(In thousands of tonnes, except for percentages)
Ferrosilicon	90.0	98.4%	—

Bratsk Ferroalloy Plant produced 88.5 thousand tonnes of ferrosilicon in 2016.

Sales of steel segment products

The following table sets forth our revenues by primary steel segment product categories and our main products within these categories (including as a percentage of total steel segment revenues) for the periods indicated.

	2016		2015		2014
Product	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In millions of Russian rubles, except for percentages)
Pig Iron	679.2	0.4%	1,287.4	0.9%	3,251.5	2.3%
Semi-Finished Steel Products, including:	3,433.5	2.1%	5,027.2	3.4%	2,834.5	2.0%
Carbon and Low-Alloyed Semi-Finished Products	2,730.4	1.7%	4,139.8	2.8%	2,281.7	1.6%
Long Steel Products, including:	89,575.0	55.5%	73,853.0	50.6%	71,063.7	51.3%
Stainless Long Products	2,055.2	1.3%	1,711.9	1.2%	1,053.0	0.8%
Other Long Products	39,098.9	24.2%	28,151.8	19.3%	26,316.3	19.0%
Rebar	45,204.1	28.0%	39,980.2	27.4%	39,537.9	28.5%
Wire Rod	3,216.8	2.0%	4,009.1	2.7%	4,156.5	3.0%
Flat Steel Products, including:	18,230.2	11.2%	17,490.1	12.0%	14,646.0	10.6%
Stainless Flat Products	1,507.7	0.9%	2,564.6	1.8%	3,502.0	2.6%
Carbon and Low-Alloyed Flat Products	16,722.5	10.3%	14,925.5	10.2%	11,144.0	8.0%
Forgings, including:	4,416.9	2.8%	5,248.6	3.6%	4,421.8	3.2%
Stainless Forgings	1,385.2	0.9%	1,368.4	0.9%	1,145.2	0.8%
Other Forgings	3,031.7	1.9%	3,880.2	2.7%	3,276.6	2.4%
Stampings	7,235.1	4.5%	6,917.6	4.7%	7,421.2	5.3%
Wire Products, including:	24,579.8	15.2%	23,442.6	16.0%	22,396.5	16.2%
Wire	15,530.4	9.6%	15,560.9	10.7%	14,968.3	10.8%
Ropes	3,075.7	1.9%	2,254.9	1.5%	2,069.0	1.5%
Other Wire Products	5,973.7	3.7%	5,626.8	3.8%	5,359.2	3.9%
Steel Pipes	3,286.2	2.0%	3,308.3	2.3%	3,390.7	2.4%
Ferrosilicon	3,367.5	2.1%	3,527.7	2.4%	2,712.6	2.0%
Other	6,835.3	4.2%	5,929.4	4.1%	6,521.3	4.7%

Total	161,638.7	100.0%	146,031.9	100.0%	138,659.8	100.0%

The following table sets forth percentage of sales by the regions in which our steel segment products were sold for the periods indicated.

Region(1)	2016	2015	2014(2)
Russia	72.3%	68.1%	68.2%
Europe	14.8%	15.9%	16.0%
CIS	10.4%	12.4%	12.6%
Asia	1.2%	1.3%	1.4%
Middle East(3)	0.5%	1.1%	0.9%
Other	0.5%	1.0%	0.5%
United States	0.3%	0.2%	0.4%

Total	100.0%	100.0%	100.0%

(1)	The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.
(2)	The data was presented in accordance with IFRS.

(3)	Our steel segment sales to Middle East primarily go to Turkey, which accounted for 64.8% of the total steel segment sales to Middle East in 2016. We did not have any direct sales to Iran, Syria and Sudan in 2016, and we have no plans to make such direct sales in the future.

In 2016, the five largest customers of our steel products were Russian Railways (long steel products, flat steel products, wire products and pig iron), EVRAZ (flat steel products, long steel products and wire products), Guryevsk Metallurgical Plant (long steel products, pig iron, semi-finished products, flat steel products, forgings, pipes and wire products), Steel Industrial Company AO (long steel products, wire products, flat steel products, pipes and forgings) and Tikhvin Machine Engineering Plant AO (long steel products, wire products and stampings), which together accounted for 11.7% of our total steel segment sales.

In 2016, the five largest customers of ferrosilicon were Mitsui & Co., MMK, Severstal, Globalalloy Technologies Co., Ltd and ACTS Trading Corporation, which together accounted for 1.6% of our total steel segment sales.

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

Based on such documentation, we are aware that certain of our products are sold into and can be re-sold to countries that are subject to international trade restrictions or economic embargoes that prohibit and/or materially restrict certain persons (for instance, U.S. incorporated entities and U.S. citizens or residents) from engaging in commercial, financial or trade transactions with such countries, including Iran, Syria, Sudan and Belarus (the “Sanctioned Countries”). We estimate that approximately 0.5% of our total sales in 2016 were sold in Belarus, of which 0.2% were indirect sales by independent distributors and traders to other distributors or end users and 0.3% were direct sales to end users.

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

The following table sets forth information on our domestic and export sales of our primary steel segment product categories for the periods indicated. We define exports as sales by our Russian and foreign subsidiaries to customers located outside their respective countries. We define domestic sales as sales by our Russian and foreign subsidiaries to customers located within their respective countries. See note 27 to the consolidated financial statements.

Product	2016	2015	2014
	(In millions of Russian rubles, except for percentages)
Pig Iron	679.2	1,287.4	3,251.5
Domestic Sales	82.7%	35.6%	51.2%
Export	17.3%	64.4%	48.8%
Semi-Finished Steel Products	3,433.5	5,027.2	2,834.5
Domestic Sales	63.7%	63.0%	53.4%
Export	36.3%	37.0%	46.6%
Long Steel Products	89,575.0	73,853.0	71,063.7
Domestic Sales	88.6%	83.1%	82.4%
Export	11.4%	16.9%	17.6%
Flat Steel Products	18,230.2	17,490.1	14,646.0
Domestic Sales	88.5%	88.9%	86.8%
Export	11.5%	11.1%	13.2%
Forgings	4,416.9	5,248.6	4,421.8
Domestic Sales	72.0%	63.3%	75.1%
Export	28.0%	36.7%	24.9%
Stampings	7,235.1	6,917.6	7,421.2
Domestic Sales	95.4%	92.2%	93.5%
Export	4.6%	7.8%	6.5%
Wire Products	24,579.8	23,442.6	22,396.5
Domestic Sales	84.0%	84.4%	84.8%
Export	16.0%	15.6%	15.2%
Steel Pipes	3,286.2	3,308.3	3,390.7
Domestic Sales	90.2%	90.5%	91.5%
Export	9.8%	9.5%	8.5%
Ferrosilicon	3,367.5	3,527.7	2,712.6
Domestic Sales	47.2%	57.1%	56.3%
Export	52.8%	42.9%	43.7%
Other	6,835.3	5,929.4	6,521.3
Domestic Sales	81.2%	86.4%	87.0%
Export	18.8%	13.6%	13.0%

Total	161,638.7	146,031.9	138,659.8

Domestic Sales	86.0%	82.3%	82.2%
Export	14.0%	17.7%	17.8%

The end users of our steel products vary. Our rebar is principally used in the construction industry. The main end users of our wire rod are construction companies and wire products producers. Our other long steel products are used in various moving parts manufactured by the automotive industry, as well as the engineering, pipe, construction and railway construction industries. Our flat steel products are used in the construction (covers, floor plates) and pipe industries. Our forgings and stampings are primarily used in the engineering and pipe industries. The main end users of our wire products are the construction, mining, engineering and other industries.

The following table describes, in percentage terms, Russian domestic shipment volumes of our steel products further broken down by industry sector.

Use by Industry	Construction	Metals Trading	Ferrous Metallurgy	Engineering and Metalworking	Vehicles Manufacturing	Railways Construction and Repair	Other Industries(1)
Semi-Finished Steel Products	0.0%	0.3%	97.8%	0.1%	0.0%	0.0%	1.8%
Forgings	0.0%	53.4%	20.4%	22.8%	3.3%	0.0%	0.1%
Wire Products	18.3%	42.7%	11.2%	6.2%	3.0%	3.5%	15.1%
Flat Steel Products	13.2%	39.9%	18.9%	5.0%	1.6%	0.0%	21.4%
Long Steel Products	29.4%	32.2%	8.3%	2.5%	3.3%	12.3%	12.0%
Steel Pipes	5.4%	80.5%	4.6%	0.2%	0.0%	0.0%	9.3%
Stampings	0.0%	6.4%	0.0%	8.0%	85.6%	0.0%	0.0%

(1)	Including mining and power industries and consumer goods sector.

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

In 2016, most of our production facilities handled their domestic sales independently, and our export sales were marketed through Mechel Trading and Mechel Service Global, as well as conducted directly by our production facilities.

Domestic sales

Our Russian steel production facilities Chelyabinsk Metallurgical Plant, Izhstal and Urals Stampings Plant are located in large industrial areas and have long-standing relationships with local wholesale customers. Mechel Service, a Russian subsidiary of Mechel Service Global, has 59 storage sites in 43 cities throughout Russia to serve our end users, which helps us to establish long-standing customer relationships by virtue of proximity to both production and customers.

Ferrosilicon sales are conducted directly by our Bratsk Ferroalloy Plant. We supply ferrosilicon on the Russian market under annual contracts with monthly adjustment of prices and volumes, as well as on the spot market (under monthly tenders).

Export sales

Most of the exports in our steel segment are made to end users in non-sanctioned countries, with the rest sold to independent distributors and traders, which then resell our products to end users. In 2016, our export sales were carried out by Mechel Trading, directly by our own production facilities and through Mechel Service Global’s distribution network.

Our production facilities supply high-quality rolled steel products to the subsidiaries of Mechel Service Global in Western Europe either directly, or through the logistics center in the Port of Antwerp. Our logistics center in the Port of Antwerp also allows us to sell high-quality rolled steel products to manufacturing and service companies on a walk-in basis.

In 2016, ferrosilicon sales outside of Russia were principally to Japan. Deliveries to Japanese customers were carried out on CIF delivery terms (including transportation by railway, handling in ports of Nakhodka, Vladivostok and Vostochny and use major container lines to major Japanese ports and insurance). We sell ferrosilicon based both on long-term contracts and on a spot basis.

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

In the Russian market, we compete on the basis of price and quality of steel products, their added value, product range and service, technological innovation and proximity to customers. The Russian steel industry is characterized by a relatively high concentration of production, with the six largest integrated steel producers, including ourselves, accounting for 84.5% of overall domestic crude steel output in 2016, according to Metal Expert.

The following is a brief description of Russia’s five largest steel producers excluding ourselves:

•	Novolipetsk Steel PAO (“NLMK”) is Russia’s largest steel manufacturer by volume, accounting for 21.8% of the volume of Russian commodity steel production in 2016. NLMK produces flat products (hot-rolled and cold-rolled), galvanized products and slabs, as well as long products. The company’s production facilities are located in Lipetsk (NLMK), in the Sverdlovsk region (long products producer NLMK-Ural and wire products producer NLMK-Metalware) and in the Kaluga region (long products producer NLMK-Kaluga). NLMK exported 64.4% of its steel products in 2016. Domestically, NLMK’s largest customers are in the construction and oil and gas industries, followed by companies in the automotive sector. NLMK also controls iron ore producer Stoilensky GOK and coke producer Altai-Koks.

•	Magnitogorsk Iron & Steel Works OAO (“MMK”) is Russia’s second largest steel manufacturer by volume, accounting for 17.0% of the volume of Russian commodity steel products output (including long products, flat products and semi-finished products) in 2016. MMK’s product mix is comprised mostly of flat products, which accounted for 84.5% of its commercial steel products output (including semis) in 2016. Domestically, MMK controls a significant portion of the supplies to the oil and gas and automotive sectors. MMK exported 37.0% of its output in 2016. Its production facilities are located in Magnitogorsk in the southern Urals. MMK also controls coking coal producer Belon OAO.

•	Severstal PAO (“Severstal”) is Russia’s third largest steel manufacturer by volume on a consolidated basis, accounting for 16.3% of the volume of Russian commodity steel products output in 2016. The company specializes in flat products which constitute a significant part of its production. Severstal is the second-leading producer of flat products, accounting for 29.2% of Russia’s total flat products output in 2016. Domestic sales of flat products accounted for 64.1% of Severstal’s output in 2016, with the oil and gas industry and automotive sector as its leading customers. Severstal controls coal producer Vorkutaugol and iron ore producers Karelsky Okatysh and Olenegorsky GOK, which satisfy a portion of Severstal’s coking coal and iron ore requirements.

•	EVRAZ plc (“EVRAZ”), which includes Russian steel producers EVRAZ NTMK and EVRAZ ZSMK, had a 15.4% share by volume of Russian commodity steel products output in 2016. EVRAZ focuses on the production of long products, including rebar, wire rod and profiled rolled products (such as rails, beams, channels and angles). EVRAZ exported 59.3% of its output in 2016. EVRAZ also controls iron ore producers EVRAZ KGOK, Evrazruda and EVRAZ Sukha Balka, as well as coking coal producers Yuzhkuzbassugol Coal Company, Raspadskaya PAO and Mezhegeyugol.

•	Metalloinvest Holding Company AO (“Metalloinvest”), whose Russian assets consist of Oskol Electrometallurgical Plant AO (“OEMK”) and Ural Steel AO, had a 6.3% share by volume of Russian commodity steel products output in 2016. OEMK produces long products only, and Ural Steel produces both long and flat products. Metalloinvest exported 67.1% of its commodity steel production in 2016. The company’s production facilities are located in the Central and Urals Federal Districts of Russia. Metalloinvest also controls Russia’s largest iron ore and pellets production facilities Lebedinsky GOK and Mikhailovsky GOK.

Source: Companies’ websites; Metal Expert.

These six companies, including ourselves, can be divided into two groups by product type. MMK, Severstal and NLMK focus mainly on flat products, while we, EVRAZ and Metalloinvest produce primarily long products. Mechel is the third largest and most comprehensive producer of special steel and alloys in Russia, accounting for 11.8% of total Russian special steel output by volume in 2016, according to Chermet and Metal Expert. We are also the second largest producer of long steel products (excluding square billets) in Russia by volume, with significant market shares in both regular long steel products and special steel long products, according to Metal Expert.

In the Russian non-special steel long products category, our primary products and our market position by production volume in 2016 were as follows, according to Metal Expert:

•	Reinforcement bars (“rebar”) — In rebar, we compete in the 6-40 millimeters range. In 2016, the largest domestic rebar producers were NLMK (22.0%), Mechel (19.2%), EVRAZ (16.4%), Severstal (15.6%) and MMK (5.9%).

•	Wire rod — There were five major producers of wire rod in Russia in 2016: Mechel (26.1%), MMK (16.6%), NLMK (16.2%), EVRAZ (14.8%) and Severstal (13.8%).

OEMK, an EAF steel mill specializing in carbon and special steel long products and our nearest special steel competitor, is located in the southwest of Russia and serves customers in the pipe, engineering and ball-bearing industries.

According to Metal Expert and Chermet, we were one of the leading producers in Russia of special steel long products (bearing, tool, high-speed and stainless long steel) in 2016, producing 9.9% of the total Russian output by volume, and we held significant shares of Russian production volumes in 2016 of stainless long products (20.9%), tool steel (23.6%) and high-speed steel (34.3%).

The following tables set forth additional information regarding our 2016 market share in Russia for various categories of steel products.

All long products (excluding square billets)

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
EVRAZ	4,896	27.0%
Mechel	3,194	17.6%
NLMK	2,170	12.0%
Severstal	1,778	9.8%
MMK	1,713	9.4%
Metalloinvest	1,145	6.3%
Other	3,261	17.9%

Total	18,157	100.0%

Source: Metal Expert.

Long products — Wire rod(1)

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel	745	26.1%
MMK	473	16.6%
NLMK	461	16.2%
EVRAZ	423	14.8%
Severstal	393	13.8%
Other	355	12.5%

Total	2,850	100.0%

Source: Metal Expert.

(1)	Including wire rod further processed into wire and other products within the same holding company.

Long products — Rebar

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
NLMK	1,684	22.0%
Mechel	1,475	19.2%
EVRAZ	1,260	16.4%
Severstal	1,195	15.6%
MMK	450	5.9%
Other	1,601	20.9%

Total	7,665	100.0%

Source: Metal Expert.

Flat stainless steel

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
VMZ Red October	17.6	64.3%
Mechel	6.2	22.5%
Other	3.6	13.2%

Total	27.4	100.0%

Source: Metal Expert.

Wire products

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel	481.2	35.9%
MMK-Metiz	368.6	27.6%
NLMK-Metalware	259.6	19.4%
EVRAZ	210.5	15.7%
Severstal-Metiz	18.9	1.4%

Total	1,338.8	100.0%

Source: Metal Expert.

Wire products — High-tensile wire

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Severstal-Metiz	42.4	47.6%
Mechel	38.7	43.5%
MMK-Metiz	7.9	8.9%

Total	89.0	100.0%

Source: Metal Expert.

According to Metal Expert, Mechel is the third largest Russian producer of ferrosilicon by volume. In 2016, we had a 14.4% market share by volume of Russian ferrosilicon production.

Following is a brief description of Russia’s other largest ferrosilicon producers, according to Metal Expert and the companies’ data:

•	Kuznetsk Ferroalloys AO (“Kuznetsk Ferroalloys”) is the largest Russian ferrosilicon producer, with a 39.8% market share by production volume in 2016. Kuznetsk Ferroalloys produces microsilica and quartzite. It is primarily export-oriented, having exported 97.6% of its ferrosilicon production volume in 2016.

•	Chelyabinsk Electrometallurgical Plant AO (“ChEMK”) is the second largest Russian ferrosilicon producer, with a 26.8% market share by production volume in 2016. In addition it produces ferrochrome, silicomanganese and silicocalcium. ChEMK exports most of its production. In 2016, it exported 62.3% by volume of its ferrosilicon production.

The following table sets forth additional information regarding our 2016 ferrosilicon market share in Russia.

Manufacturer	Region	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Kuznetsk Ferroalloys	Kemerovo	227.0	39.8%
ChEMK	Chelyabinsk	153.2	26.8%
Bratsk Ferroalloy Plant	Irkutsk	82.2	14.4%
Yurginsk Ferroalloys Plant	Kemerovo	79.2	13.9%
NLMK	Lipetsk	25.8	4.5%
Serov Ferroalloys Plant	Sverdlovsk	3.6	0.6%

Total		571.0	100.0%

Source: Metal Expert.

Raw materials

The principal raw materials we use in pig iron production are iron ore products (sinter of our own production and purchased oxidized pellets), coke and limestone. Pig iron is made in blast furnaces. For sinter production we use iron ore concentrate. Iron ore concentrate is converted into sinter at Chelyabinsk Metallurgical Plant. In 2016, our steel-making operations used 6.3 million tonnes of iron ore feed, approximately 20% in the form of pellets and 71% in the form of sinter, and we internally sourced approximately 43% of our total iron ore feed requirements. In 2016, Korshunov Mining Plant supplied our steel segment with 2.7 million tonnes of iron ore concentrate. In 2016, we purchased most of the remaining part of our iron ore feed from Russian suppliers such as Kachkanarsky GOK, Kovdorsky GOK, Vysokogorsky GOK, Mikhailovsky GOK and Bakalskoye Rudoupravlenie under monthly, quarterly and annual contracts on market terms.

We process coking coal concentrate into coke at Mechel Coke and Moscow Coke and Gas Plant. In 2016, our production facilities used 3.8 million tonnes of coking coal concentrate (including 2.9 million tonnes used by Mechel Coke and 0.9 million tonnes used by Moscow Coke and Gas Plant), and 77% of total usage was sourced internally. Coke is used both in pig iron production at Chelyabinsk Metallurgical Plant and in ferrosilicon production at Bratsk Ferroalloy Plant. In 2016, we produced and internally used approximately 2.1 million tonnes of coke as well as produced for sale to third parties another approximately 0.9 million tonnes of coke.

We are capable of internally sourcing all of the limestone requirements from our Pugachevsky Open Pit. In 2016, we supplied approximately 961.4 thousand tonnes of limestone to our steel production facilities. In 2016, approximately 55.7% of the limestone produced at Pugachevsky Open Pit was used internally as auxiliary, with 53.5% shipped to Chelyabinsk Metallurgical Plant and 2.2% to other our group companies; approximately 11.2% was sold to third parties; and approximately 33.1% remained in the warehouse and partly was used for internal needs of the quarry.

We produce 88.5% of steel in basic oxygen furnaces. In steel-making, scrap is used in the composition of feedstock, and we are approximately 65.9% self-sufficient in this raw material, which amounts to 497.3 thousand tonnes of scrap, sourcing the balance from various scrap traders.

In 2016, our production facilities used 27.8 thousand tonnes of ferrosilicon (including 23.3 thousand tonnes at Chelyabinsk Metallurgical Plant, 2.3 thousand tonnes at the Chelyabinsk branch of Urals Stampings Plant and 2.2 thousand tonnes at Izhstal), all of which was supplied by Bratsk Ferroalloy Plant.

Steel-making requires significant amounts of electricity to power EAFs, ladle furnaces and rolling mills and to produce sinter. In 2016, our steel segment operations consumed approximately 3.3 billion kWh of electricity.

Chelyabinsk Metallurgical Plant, Moscow Coke and Gas Plant and Urals Stampings Plant have power co-generation facilities, which are operated by Mechel Energo. In 2016, these facilities produced 1.2 billion kWh of electricity, yielding approximately 26% self-sufficiency overall for our group, which consumed 4.7 billion kWh of electricity in 2016. The balance was purchased in the wholesale and retail electricity markets. Aside from Southern Kuzbass Power Plant, which ran on steam coal in 2016, our power generating facilities work on blast furnace and coke gas, which are by-products of our steel-making operations, and natural gas, which we purchase from Novatek, Rosneft and Gazprom. In 2016, we consumed 2.0 billion cubic meters of blast furnace gas, 558.9 million cubic meters of coke gas and 892.6 million cubic meters of natural gas. In 2016, Southern Kuzbass Power Plant consumed 1.3 million tonnes of steam coal sourced mostly from our own coal mining assets.

Large amounts of water are also required in the production of steel. Water serves as a re-solvent, accelerator and washing agent. Water is used to cool equipment components, to carry away waste, to help produce and distribute heat and power and to dilute liquids. One of the principal sources of water is rivers, and many of our production facilities recirculate a portion of water used for their production needs. For example, Chelyabinsk Metallurgical Plant sources 89.4% of its water needs from recirculated water and the rest from a local river. Izhstal sources 81.5% of its water needs from recirculated water, 8.3% from recycled water and the rest from a storage reservoir. Beloretsk Metallurgical Plant sources 72.3% of its water needs from recirculated and recycled water and the rest from a storage reservoir and a local river.

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

For a description of how seasonal factors impact our use and reserve levels of raw materials, see “Item 5. Operating and Financial Review and Prospects — Trend Information.”

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

Quartzite Production

We hold the subsoil license for the Uvatskoye deposit of quartzite and quartzite sandstones, a raw material used for ferrosilicon production. The deposit is accessible by unpaved road and located 20 kilometers southwest of Nizhneudinsk in the Irkutsk region. In 2011, we conducted successful technological tests of an experimental batch of quartzite for smelting of ferrosilicon. We completed the exploration of the alluvial part of the southern area of the Uvatskoye deposit and applied to the Department for Subsoil Use for the Irkutsk region (“Irkutsknedra”) with a plan for the pilot commercial development of the alluvial part of the southern area. Irkutsknedra agreed the plan and recommended further geologic exploration within the entire license area of the Uvatskoye deposit. In 2012, drilling and sampling activities were conducted. Since 2013, we have been carrying out the pilot commercial development of the alluvial part of the southern area of the Uvatskoye deposit, with a view to develop the processing methods and technical and economic parameters of the deposit. Currently, in order to determine the qualitative characteristics of the mineral, laboratory studies of selected cores of the bedrock of the deposit are being conducted. We also continue the exploration of the other two areas of the Uvatskoye deposit. In light of the above, we are not able to state the amount of proved reserves for the Uvatskoye quartzite deposit.

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

Power Segment

Our power segment generates and supplies electricity, heat energy and other power resources to our group companies and to external consumers. It enables us to market high value-added products made from our steam coal, such as electricity and heat energy, and to increase the electric power self-sufficiency of the mining and steel segments of our business. Our power segment consists of a power generating plant Southern Kuzbass Power Plant with installed capacity of 554 MW, power co-generation facilities at Chelyabinsk Metallurgical Plant, Moscow Coke and Gas Plant and Urals Stampings Plant with installed capacity of 229 MW, 24.7 MW and 3.5 MW, respectively, and a power distribution company Kuzbass Power Sales Company.

The following table sets out total volumes of electricity production by our power segment.

	2016	2015	2014
	(In million kWh)
Electricity	3,378.2	4,137.4	3,682.1

Southern Kuzbass Power Plant

Southern Kuzbass Power Plant is located in Kaltan in the Kemerovo region, which is in the southern part of Russia’s coal-rich Kuzbass district. It has a total installed capacity of 554 MW and installed heat capacity of 506 Gcal/h. In 2016, the plant generated 1,809.9 million kWh of electricity and 729.2 thousand Gcal of heat energy. We acquired Southern Kuzbass Power Plant in 2007.

Southern Kuzbass Power Plant uses steam coal as fuel, which is supplied to it from local sources, including our Southern Kuzbass Coal Company. In 2016, it consumed 1.0 million tonnes of steam coal sourced from Southern Kuzbass Coal Company.

The generation facilities of Southern Kuzbass Power Plant are listed below:

Generation Unit No.	Year of Manufacture	Month and Year of Commissioning at Southern Kuzbass Power Plant	Installed Capacity (MW)	Electricity Production in 2016 (million kWh)
VK-50-2 LMZ	1950	April 1951	53	49.1
VK-50-2 LMZ	1950	November 1951	53	56.2
VK-50-2 LMZ	1950	August 1952	53	139.9
VK-50-2 LMZ	1952	February 1953	53	341.6
T-115-8,8 LMZ	1996	December 2003	113	625.6
T-88/106-90 LMZ	1953	July 1954	88	199.4
VK-50-2 LMZ	1954	December 1954	53	312.7
T-88/106-90 LMZ	1953	September 1956	88	85.4

Total			554	1,809.9

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

Kuzbass Power Sales Company

Kuzbass Power Sales Company is the largest power distribution company in the Kemerovo region. Its marketed power volume in 2016 amounted to approximately 9.4 billion kWh. We acquired Kuzbass Power Sales Company in 2007. The addition of Kuzbass Power Sales Company, along with Southern Kuzbass Power Plant, allows us to increase revenues in our power segment.

Kuzbass Power Sales Company sells electricity on the retail and wholesale markets. The company sells electricity to households, social infrastructure companies, housing and public utilities and large industrial companies. Due to its area of operation, its primary industrial consumers are in the mining and processing industries. It supplies electricity to end consumers directly and also through one regional agent.

The company is included in the Register of Guaranteeing Suppliers of the Kemerovo region. For a discussion of guaranteeing suppliers, see “— Regulatory Matters — Regulation of Russian Electricity Market — Sales of electricity — Retail electricity market.”

Mechel Energo

Mechel Energo’s core activity is the supply of electricity, heat energy in the form of hot water and steam, compressed air, oxygen, nitrogen, liquid nitrogen and liquid oxygen. In addition, it coordinates the supply of energy to our production facilities. The company has a separate business unit in Izhevsk, as well as branches in Chelyabinsk (including production department in Chebarkul), Beloretsk and Vidnoye. Mechel Energo also performs the functions of the sole executive body of its subsidiary Southern Kuzbass Power Plant.

Mechel Energo supplies heat energy (in the form of hot water and steam) at regulated prices to its consumers, including residential consumers and commercial customers, in the cities of Vidnoye, Chelyabinsk, Chebarkul, Beloretsk and Izhevsk.

Mechel Energo has generation facilities and operates using mainly blast furnace gas and coke gas, which are a by-product of steel-making, and natural gas, which we purchase from Novatek, Rosneft and Gazprom.

Mechel Energo’s sales amounted to approximately 3.5 billion kWh of electricity purchased in the wholesale and retail electricity markets and 3.8 million Gcal of heat energy in 2016.

Capital Investment Program

We continually review our capital investment program in light of our cash flow, liquidity position, results of operations and market conditions. In light of the above factors, we may adjust our capital investment program. Our planned capital expenditures for 2017 are increased by approximately 174% as compared to 2016. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We will require a significant amount of cash to fund our capital investment program.”

Our capital investment program includes capital spending of up to 35.7 billion rubles for 2017-2019. Our capital investment program is primarily targeted at expanding the mining segment and increasing the efficiency of the steel segment and includes, among others, investments of approximately 21.1 billion rubles in mining and approximately 11.7 billion rubles in steel. However, our ability to fully realize our capital investment program is constrained by our ability to generate cash flow, obtain additional financing and refinance or restructure existing indebtedness. We may be limited in our ability to obtain financing on a project finance basis which may impose further restrictions on the operations of the project or require the economic returns of the project to be shared with investors or lenders.

In the mining segment, we expect to direct approximately 5.7 billion rubles to the development of the Elga coal deposit in 2017-2019. We will invest approximately 1.7 billion rubles in 2017-2019 for increasing coal production at Sibirginskaya Underground which is part of Southern Kuzbass Coal Company.

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

The table below sets forth the major items of our capital expenditures by segment and facility for 2017-2019 (including cumulatively the expenditures made since the launch of the relevant project):

	Planned Increase in Capacity and/or Other Improvement	Approximate Total Planned Expenditures(1)	Year of Project Launch	Estimated Year of Completion
	(In millions of Russian rubles)
Mining Segment
Maintenance expenditures	Maintaining current coal and iron ore mining and coal and iron ore concentrate production	11,197	2017	2019
Elgaugol
Construction of the Elga coal complex facilities	Development of the coal deposit with increase of production capacity to 11.7 million tonnes per annum	15,163	2009	2019
Elga-road
Construction of the rail line to the Elga deposit	Providing access to the coal deposit	64,421	2009	2017
Southern Kuzbass Coal Company
Increase of coal production at Sibirginskaya Underground	Increase of production output to 2.4 million tonnes per annum	5,958	2009	2019

Steel Segment
Maintenance expenditures	Maintaining current output capacity	3,824	2017	2019

	Planned Increase in Capacity and/or Other Improvement	Approximate Total Planned Expenditures(1)	Year of Project Launch	Estimated Year of Completion
	(In millions of Russian rubles)
Chelyabinsk Metallurgical Plant
Construction of rolling facilities in blooming building	Introducing new types of rolled products for construction industry with a design capacity of 1.1 million tonnes per annum	23,104	2009	2019
Reconstruction of oxygen-converter production	Increase of cast weight to 152 tonnes	5,522	2009	2019

Power segment
Maintenance expenditures	Maintaining current output capacity	1,065	2017	2019

Transport division
Maintenance expenditures	Maintaining current output capacity	1,317	2017	2019

Port Posiet
Technical modernization of Port Posiet	Increase of cargo-handling capacity to 9.0 million tonnes per annum	4,148	2009	2017

(1)	We estimate that approximately 1,812 million rubles of planned expenditures were spent on the aforementioned projects in 2016. In 2016, we spent 4,570 million rubles in total on capital expenditures.

Research and Development

We maintain research programs at the corporate level and at certain of our business units to carry out research and applied technology development activities. At the corporate level, we have a Department of Technology Development at Mechel-Steel Management (two employees) and a Production and Technical Department at Mechel Mining Management (11 employees). In December 2008, we established Mechel Engineering with a headcount of 294 employees to carry out design and engineering works to increase the efficiency of our mining business. Mechel Engineering has a head office in Novosibirsk and two offices in Russia’s regions. Geological services provided by Mechel Engineering include: (1) geological survey work related to prospecting and developing minerals and coal deposits; (2) hydrogeological survey work; (3) monitoring of geological environment; (4) preparation of geological materials for feasibility studies and preparation of geological reports with reserves estimation; (5) test drilling (methane drainage borehole); and (6) computer simulation of coal and ore deposits.

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

Our research and development expenses in the years ended December 31, 2016, 2015 and 2014 were not significant.

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

Regulatory Matters

Licensing of Operations in Russia

We are required to obtain numerous licenses, authorizations and permits from Russian governmental authorities for our operations. Some of our companies need to obtain licenses, authorizations and permits to carry out their activities, including, among other things, for:

•	the use of subsoil, which is described in more detail in “— Subsoil Licensing in Russia” below;

•	the use of water resources;

•	the emission and discharge of pollutants into the environment;

•	the handling of waste of a I-IV hazard class;

•	the handling of industrial explosives;

•	operation of explosive and fire and chemically hazardous production facilities of a I-III hazard class;

•	fire control and security;

•	medical operations;

•	mine surveying;

•	loading and unloading operations;

•	transportation activities;

•	collection, processing, storage and sale of ferrous and non-ferrous scrap;

•	works with information classified as state secret;

•	manufacturing of equipment for nuclear facility; and

•	operation of radiation source.

In addition, the Government of the Russian Federation has developed a draft law according to which starting from July 1, 2017 power sales activities should be conducted only on the basis of a license issued by an authorized authority. Currently, the draft law is under review by the State Duma.

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

There are three major types of payments with respect to the extraction of minerals: (1) a lump-sum payment for granting the right to use subsoil; (2) periodic payments for the use of subsoil under the Subsoil Law; and (3) the mineral extraction tax under the Russian Tax Code. Failure to make these payments could result in refusal to grant the right to use subsoil or the suspension or termination of the subsoil license. The Subsoil Law-mandated payments are not material to our mining segment’s results of operations. For coal, the basic rate of the mineral extraction tax ranges from 11 to 57 rubles per tonne depending on the type of coal. At the same time, the actual rate of tax in respect of extracted coal is subject to indexation on a quarterly basis taking into account deflator coefficients adopted by the Ministry of Economic Development of the Russian Federation. For iron ore, the mineral extraction tax is 4.8%. In 2016, mineral extraction taxes amounted to 964 million rubles, which are included in the consolidated statement of profit (loss) and other comprehensive income (loss) as extraction related overheads.

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

Fees for the emission/discharge per tonne of each contaminant into air and water and fees for waste disposal are established by governmental authorities. These fees are determined on a sliding scale for both the statutory standards and individually approved limits on emissions and discharges, as well as for pollution in excess of these limits: the lowest fees are imposed for pollution within the statutory standards, intermediate fees are imposed for pollution within the individually approved temporary limits (within limit fees; exceed the fees within the statutory standards by 5 times) and the highest fees are imposed for pollution exceeding such limits (above-limit fees; exceed the fees within the individually approved temporary limits by 5 times). Thus, above-limit fees exceed the fees within the statutory standards by 25 times. In accordance with recent amendments to the Environmental Protection Law, starting from 2020, environmental impact charges exceeding regulatory thresholds in certain cases will be increased by up to 100 times current fees as statutorily prescribed. Payment of above-limit fees does not relieve the company from the responsibility as provided by Russian law, as well as the development and implementation of environmental measures aimed at reducing the negative impact on the environment. In 2016, we incurred above-limit fees and penalties in Russia in the amount of approximately 61.9 million rubles.

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

Review of documentation related to capital construction is regulated under the Urban Development Code, dated December 29, 2004, as amended (the “Urban Development Code”). The Urban Development Code provides for governmental inspection to verify the compliance of project documentation with relevant technical regulations, including sanitary-epidemiological and environmental regulations, requirements for the protection of objects of cultural heritage, as well as fire, industrial, nuclear and other kinds of safety requirements, and compliance with the results of engineering surveys with relevant technical regulations.

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

Reclamation

We conduct our reclamation activities for land damaged by production in accordance with the Basic Regulation on Land Reclamation, Removal, Preservation, and Rational Use of the Fertile Soil Layer, approved by Order No. 525/67 of December 22, 1995, of the Ministry of Natural Resources. In general, our reclamation activities involve both a technical stage and a biological stage. In the technical stage, we backfill the pits, grade and terrace mound slopes, level the surface of the mounds, and add clay rock on top for greater adaptability of young plants. In the biological stage, we plant conifers (pine, larch, cedar) on horizontal and gently sloping surfaces and shrubs and bushes to reinforce inclines. Russian environmental regulations do not require mines to achieve the approximate original contour of the property as is required, for example, in the United States. In 2016, we incurred reclamation costs in Russia of approximately 256 million rubles.

Kyoto Protocol and the United Nations Framework Convention on Climate Change

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

Health and Safety Regulations in Russia

Due to the nature of our business, much of our activity is conducted at industrial sites with a large number of workers, and industrial safety and workplace safety issues are of significant importance to the operation of these sites.

The principal law regulating industrial safety is the Federal Law “On Industrial Safety of Hazardous Production Facilities,” dated July 21, 1997, as amended (the “Safety Law”). The Safety Law applies, in particular, to production facilities and sites where certain activities are conducted, including sites where load-lifting machines are used, where melts of ferrous and nonferrous metals are produced, used, stored and transported, where hazardous substances are stored and used (including allowed concentrations) and where certain types of mining is done. There are also regulations that address safety rules for coal mines, the production and processing of ore, the blast-furnace industry, steel smelting, alloy production and nickel production. Additional safety rules also apply to certain industries, including metallurgical and coke chemical enterprises and the foundry industry.

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

Russian Antimonopoly Regulation

The Federal Law “On Protection of Competition,” dated July 26, 2006, as amended (the “Competition Law”), provides for a mandatory pre-approval by the FAS of the following actions:

•	other than in respect to financial organizations, such as banks, an acquisition by a person (or its group) of more than 25% of the voting shares of a Russian joint-stock company (or one-third of the interests in a Russian limited liability company), except upon incorporation, and the subsequent increase of these stakes to more than 50% of the total number of the voting shares and more than 75% of the voting shares (one-half and two-thirds of the interests in a Russian limited liability company), or acquisition by a person (or its group) of ownership or rights of use with respect to the core production assets (other than land and non-industrial buildings, constructions, premises and parts thereof or constructions in progress) and/or intangible assets of an entity which are located in Russia if the balance sheet value of such assets exceeds 20% of the total balance sheet value of the core production and intangible assets of such entity, or obtaining rights to determine the conditions of business activity of a Russian entity or to exercise the powers of its executive body by a person (or its group), or an acquisition by a person (or its group) of more than 50% of the voting shares (interests) of a foreign entity, which has supplied goods, works and/or services to Russia in an amount exceeding 1 billion rubles in the preceding year, or other rights to determine the conditions of business activity of such entity or to exercise the powers of its executive body, if, in any of the above cases, the aggregate asset value of an acquirer and its group together with a target and its group (excluding the asset value of the seller and its group, if as a result of the acquisition the seller and its group cease to determine the conditions of business activity of the target) exceeds 7 billion rubles and at the same time the total asset value of the target and its group exceeds 400 million rubles, or the total annual revenues of such acquirer and its group, and the target and its group for the preceding calendar year exceed 10 billion rubles and at the same time the total asset value of the target and its group exceeds 400 million rubles;

•	mergers and consolidations of entities, other than financial organizations, if their aggregate asset value (the aggregate asset value of the groups of persons to which they belong) exceeds 7 billion rubles, or total annual revenues of such entities (or groups of persons to which they belong) for the preceding calendar year exceed 10 billion rubles;

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

The above requirements for a mandatory pre-approval by the FAS will not apply if the transactions are performed by members of the same group, if the information about such a group of persons was disclosed to the antimonopoly authority and there were no changes within one month prior to the date of the transaction within that group of persons. In such cases, the FAS must be notified of the transactions subsequently in accordance with Russian anti-monopoly legislation. Furthermore, the requirement for a mandatory approval of transactions/actions described above will not apply if the transactions/actions are performed by members of the same group where a company and individual or an entity, if such an individual or an entity holds (either due to its participation in this company or based on the authorities received from other persons) more than 50% of the total amount of votes in the equity (share) capital of this company.

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

For employees working in hazardous or harmful conditions, the regular working week is decreased by four hours. Some of our production employees qualify for this reduced working week.

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

Salary

The minimum salary in Russia, as established by federal law, is 7,500 rubles. Although the law requires that the minimum wage be at or above a minimum subsistence level, the current minimum wage is generally considered to be less than a minimum subsistence level.

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

Regulation of Russian Electricity Market

Industry background

The functioning of the energy system of the Russian Federation is based on a combination of technological and commercial infrastructure which operates under state control, on the one hand, and organizations engaged in the generation and sale of electricity which interact with each other in a competitive environment, on the other hand.

Pursuant to the Federal Law “On the Electric Power Industry” No. 35-FZ dated March 26, 2003, the electric power industry entities are organizations engaged in the production of electricity, heat energy and capacity, purchase and sale of electricity and capacity, power supply of consumers, rendering services in electricity transmission, operational-dispatching management in the electric power industry, sales of electric energy (capacity), organizing of purchase and sale of electric energy and capacity.

Generating companies carry out generation and sale of electricity in the wholesale or retail markets to sales organizations or end consumers. Sales organizations purchase electricity in the wholesale and retail markets and sell it to end consumers.

Electricity consumers are natural and legal persons who purchase electricity for their own household and/or production needs. Large consumers may purchase electricity directly on the wholesale market provided that they fulfill the requirements for participants of the wholesale electricity and capacity market. Other categories of consumers purchase electricity from power sales companies, including guaranteeing suppliers, as well as may purchase electricity from electricity producers who are not participants of the wholesale electricity and capacity market.

System Operator (SO UPS JSC), which is wholly-owned by the state, performs operational-dispatching management in the Unified Energy System of Russia. The main function of the System Operator is to control of the compliance of technological parameters of the energy system operation. The System Operator participates in the maintenance of the wholesale electricity and capacity market.

Grid operators transmit electricity through electric grids and carry out technological connection of power receiving devices of electricity consumers, power facilities of generating companies and power grid facilities of other owners to electric grids. Activities of grid operators are a natural monopoly and are regulated by the state.

Organizations of commercial infrastructure include Trading System Administrator JSC, Financial Settling Center JSC and Association Nonprofit Partnership Market Council. Association Nonprofit Partnership Market Council was established in order to balance the interests of the electricity market participants and to ensure the unity of the commercial infrastructure operation. Activities of infrastructure organizations, including pricing and conditions of interaction with contractors, are subject to state regulation and control.

Sales of electricity

The Russian electricity market consists of wholesale and retail electricity and capacity markets. The wholesale electricity and capacity market encompasses European territory of the Russian Federation, the Urals and Siberia and is divided into two pricing zones. The first pricing zone includes the European territory of the Russian Federation and the Urals and the second pricing zone includes Siberia. In addition, there are so-called non-pricing zones, namely the regions of the Far East, the Arkhangelsk region, the Kaliningrad region and the Komi Republic. Competition in these areas for various technical reasons is not possible yet. In non-pricing zones sale of electricity in the retail electricity and capacity market is made at regulated prices. The wholesale market provides a framework for large-scale, often interregional, energy trades. The retail electricity market operates within all Russian regional territories and provides a framework for mid-scale and end-consumer energy trades. This market is regulated by the respective Regional Energy Committees.

Wholesale electricity market

The wholesale electricity and capacity market is a sphere of distribution of electric energy and capacity within the Unified Energy System of Russia. The wholesale market participants include large producers and consumers of electricity and capacity, as well as other entities that earned the status of an entity of the wholesale market and act on the basis of applicable rules.

Trading on the wholesale electricity and capacity market is conducted in accordance with the agreement on accession to the trading system and wholesale market regulations which are developed and adopted by Association Nonprofit Partnership Market Council.

Electricity trading on the wholesale electricity and capacity market is carried out by means of the classical model of supply and demand balance or through bilateral contracts of purchase and sale of electric energy.

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

A generator may provide the volumes of electricity it must sell under regulated contracts either through own generation or through the purchase of electricity on the spot market at market prices. Similarly, its consumers receive electricity at regulated prices in the volumes agreed under the regulated contracts, regardless of their actual needs, and can freely trade the imbalance on the spot market at market prices (either by purchasing additional volumes, if needed, or selling the excess electricity volumes).

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

In this Item 5, the term “domestic” describes sales by a subsidiary within the country where its operations are located. The term “export” describes cross-border sales by a subsidiary regardless of its location. See note 27 to the consolidated financial statements.

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

Business Structure

Segments

We have organized our businesses into three segments:

•	the mining segment, comprising production and sale of coal (metallurgical and steam), coke and chemical products and iron ore, which supplies raw materials to our steel and power segments and also sells substantial amounts of raw materials to third parties, and includes logistical assets, such as our seaports on the Sea of Japan and on the Sea of Azov and our railway transportation assets;

•	the steel segment, comprising production and sale of semi-finished steel products, long products of a wide range of steel grades, carbon and stainless flat products, high value-added metal products, including wire products, forgings and stampings, as well as ferrosilicon, and our river port on the Kama River, a tributary of the Volga River; and

•	the power segment, comprising generation and sale of electricity and heat energy, which supplies electricity and heat energy to our mining and steel segments and also sells a portion of electricity and heat energy to third parties.

The table below sets forth by segments our key mining, steel and power subsidiaries, presented in chronological order by date of acquisition.

Name	Location of Assets	Product/Business	Date Control Acquired	Voting Interest(1)%
Mining Segment
Southern Kuzbass Coal Company	Russia	Coking coal, steam coal, anthracite and PCI	January 1999	96.6%
Korshunov Mining Plant	Russia	Iron ore concentrate	October 2003	90.0%
Port Posiet	Russia	Seaport: coal warehousing and transshipment	February 2004	97.6%
Mechel Coke	Russia	Coke and chemical products	June 2006	100.0%
Moscow Coke and Gas Plant	Russia	Coke and chemical products	October 2006	99.5%
Yakutugol	Russia	Coking coal, steam coal	October 2007	100.0%
Port Temryuk	Russia	Seaport: coal and metal transshipment	March 2008	100.0%
Elgaugol	Russia	Coking coal, steam coal	August 2013	51.0%
Elga-road	Russia	Railroad transportation	January 2016	51.0%

Steel Segment
Chelyabinsk Metallurgical Plant	Russia	Semi-finished steel products, carbon and stainless long and flat steel products	December 2001	94.2%
Vyartsilya Metal Products Plant	Russia	Wire products	May 2002	93.3%
Beloretsk Metallurgical Plant	Russia	Long steel products, wire products	June 2002	94.8%
Urals Stampings Plant	Russia	Stampings and forgings	April 2003	93.8%
Mechel Nemunas	Lithuania	Wire products	October 2003	100.0%
Izhstal	Russia	Carbon and special steel long products and wire products	May 2004	90.0%
Port Kambarka	Russia	River port	April 2005	90.4%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	August 2007	100.0%

Power Segment
Mechel Energo	Russia	Power generation and sale	February 2004	100.0%
Southern Kuzbass Power Plant	Russia	Power generation	April 2007	98.3%
Kuzbass Power Sales Company	Russia	Electricity distribution	June 2007	72.1%

(1)	The percentages provided in this table are as of December 31, 2016. Some of our Russian subsidiaries have preferred shares outstanding that have voting rights similar to the common shares rights if dividends on those shares have not been paid. We have calculated voting interests by including these preferred shares for subsidiaries where dividends have not been paid.

Intersegment sales

We are an integrated group with operations organized into mining, steel and power segments. Our group companies supply materials to other companies in the same reporting segment or different reporting segments. For example, for the year ended December 31, 2016:

•	The mining segment supplied approximately 43% of the steel segment’s iron ore feed requirements, 100% of the steel segment’s coke requirements and 82% of the power segment’s coal requirements;

•	The steel segment supplies wires, ropes, wire products and other metal products to the mining segment for use in its day-to-day operations; and

•	The power segment supplied approximately 26% of our group’s overall electricity requirements.

The prices at which we record these transfers are based on market prices, and these transactions are eliminated as intercompany transactions for the purposes of our consolidated financial statements. For the period-on-period discussion of the results of operations by segments, such transfers are included in segment revenues and cost of goods sold.

Recent acquisitions and disposals

Set out below is our key disposal during 2014-2016. There were no significant acquisitions during 2014-2016. For more detail see notes 6 and 16 to the consolidated financial statements. The financial and sales information for the periods presented herein may not be directly comparable from period to period due to disposals.

Bluestone. In February 2015, we disposed of 100% of shares in Mechel Bluestone Inc., the holding company of our coal assets in the United States, to a company owned by the Justice family. The total consideration consisted of: (1) an immediate cash payment of $5 million (RUB 330.3 million as of February 12, 2015); (2) future royalty payments on coal mined and sold in the amount of $3.00 (RUB 198.2 as of February 12, 2015) per short ton, capped at $150 million (RUB 9,908.8 million as of February 12, 2015); (3) a portion of a sale price in case of any future sale of Bluestone and/or its assets, amounting to 12.5% or 10% of the total consideration if the sale transaction closes within five or from five to ten years, respectively, of the sale to the Justice family. Following disposal of certain Bluestone assets by the Justice family, in February 2017, we received $7.9 million (RUB 466.0 million as of February 6, 2017) as a portion of its sale price under relevant transaction documents. The results of operations of Bluestone companies are included in the consolidated financial statements as discontinued operations. See note 16 to the consolidated financial statements.

Factors Affecting Our Results of Operations and Financial Condition

Change in reporting currency

Beginning with the period commencing on January 1, 2014, the presentation currency of our consolidated financial statements is the Russian ruble. Before transition to IFRS, U.S. dollar was the presentation currency of our consolidated financial statements prepared under U.S. GAAP. The reason of adopting the Russian ruble as the presentation currency in the consolidated statements under IFRS is to allow a greater transparency of our financial and operating performance as it more closely reflects the profile of our revenue and operating income that are mostly generated in Russian rubles.

Cyclical nature of business and impact of macroeconomic factors

Our mining business sells significant amounts of coal to third parties and our revenues depend significantly on these sales. Cyclical and other changes in the world market prices for coal and iron ore affect the results of our mining operations. The changes in these prices result from factors which are beyond our control, such as market supply and demand. The global coal and iron ore supply and demand balance is strongly influenced by interdependent global economic and industrial demand cycles, as well as supply chain-related constraints such as shipping capacity, availability of rolling stock, transportation bottlenecks, production disruptions and natural disasters. Prices for the products of our mining business have varied significantly in the past and could vary significantly in the future. See “— Price trends for products” below. See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our business, financial condition, results of operations and prospects.”

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

Global real GDP grew by 2.6% in 2014, 2.4% in 2015 and 2.3% in 2016, according to the World Bank. According to Rosstat, Russia recorded GDP growth of 0.6% in 2014 and further decline of 3.7% in 2015 and 0.2% in 2016. In 2014, world markets continued their slowdown amid slowing economic growth in China, the European debt crisis and geopolitical tensions. In 2015, the global economy was under pressure due to slowing growth in China, geopolitical tensions and high levels of over-production of hydrocarbon raw materials and as a result of low oil prices. In 2016, there was a slight recovery of the world economy, the reduction of geopolitical tensions and the decline in oversupply reserves of crude oil which in turn helped to restore in commodity prices. Prices for our products fluctuated depending on the level of demand in key consuming industries and supply and demand balance in our key markets. See “— Price trends for products.”

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

Consolidation trends in the mining and steel industries

The mining industry has been severely impacted by the decline in coal prices since the end of 2011. Prices have fallen by nearly four times in 2011-2016. Profitability of coal producers has dramatically declined. Many coal companies around the globe suspended their operations or even had filed for bankruptcy. Major mining companies were scaling back acquisitions and looking to divest non-core and underperforming assets, some of which were acquired just several years ago. Diversified mining companies have corrected their strategy to focus on profitable operations and reduce their exposure to coal. A sudden increase in coal prices in the second half of 2016 is deemed to be a result of temporary factors (limiting the number of working days of the coal enterprises in China and adverse weather conditions in Australia). The rise in coal prices at the end of 2016 has not transformed into a steady trend of market consolidation.

As global economies show signs of stabilization and metal prices begin to recover, we expect a continued positive trend in steel industry M&A activity. The majority of M&A transactions in the steel industry continue to occur within the country due to the high cost of transportation of heavy metal products. Over the past three years, 77% of deal activity has occurred locally.

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

Price trends for products

Coking coal and steam coal

Throughout 2014, the price for metallurgical coal declined driven by lower demand from Chinese consumers, as well as an increase in low-cost supply from the Australian coking coal producers. As a result, contract prices fell from $143 per tonne (FOB Australia) in the first quarter of 2014 to $119 per tonne (FOB Australia) in the fourth quarter of 2014, according to CRU. During 2015, global metallurgical coal prices were under pressure as demand continued to decline and oversupply remained. According to CRU, quarterly contract price dropped from $117 per tonne (FOB Australia) in the first quarter of 2015 to $89 per tonne (FOB Australia) in the fourth quarter of 2015. Spot prices declined from $106 per tonne (FOB Australia) in the first quarter of 2015 to $78 per tonne (FOB Australia) in the fourth quarter of 2015, according to CRU. The average contract price in 2015 was $102 per tonne, 18% below the average price in 2014. The average spot price in 2015 was $90 per tonne (FOB Australia), 21% below the average price in 2014. In this low-price environment, many producers were operating at a loss. In 2016, metallurgical coal prices were extremely volatile, especially in the second half of the year. According to CRU, in 2016, the premium hard coking coal spot price increased four times from the beginning of the year and reached $310 per tonne (FOB Australia) in November. According to CRU, quarterly contract price rose from $81 per tonne (FOB Australia) in the first quarter of 2016 to $200 per tonne (FOB Australia) in the fourth quarter of 2016. The Chinese government’s actions to reduce coal supply were the primary driver of the metallurgical coal price rally in 2016. By the end of the year, the spot price had fallen by 25% from its peak level in November 2016 and amounted to $230 per tonne due to a reversal in Chinese coal supply policy. The government was attempting to inject supply into the market since October 2016 and this led to an improvement in the availability of domestic metallurgical coal, according to CRU. The average contract price in 2016 was $114 per tonne, 12% higher than the average contract price in 2015, according to CRU. The average spot price in 2016 was $140 per tonne (FOB Australia), 55% higher than the average spot price in 2015, according to CRU.

At the beginning of 2014, the spot price for steam coal was $83 per tonne (CIF Amsterdam/Rotterdam/Antwerp); by the end of the year it dropped to $70 per tonne, according to Platts. Among the factors which had led to lower prices in the world market for steam coal were the decline in demand from the Chinese and European economies, as well as the growth in supply from Australian producers. The reduction of prices in the steam coal market was also due to a general decline in energy prices in 2014. In 2015, steam coal market was still in oversupply, despite producers’ efforts to cut production. Chinese power generation and consumption growth has slowed significantly in 2015. According to Platts, in 2015 the spot price for steam coal was $58 per tonne (CIF Amsterdam/Rotterdam/Antwerp) in January; by the end of the year it declined to $48 per tonne. The average price in 2015 was $56 per tonne (CIF Amsterdam/Rotterdam/Antwerp), 25% lower than the average price in 2014, according to Platts. In the first five months of 2016, the spot price for steam coal was generally stable fluctuating around $46 per tonne (CIF Amsterdam/Rotterdam/Antwerp) (the lowest level since 2003), but starting from June steam coal price began to rise sharply due to the Chinese government’s coal supply policy, according to Platts. As a result of decreased coal production in China steam coal price rose from $53 per tonne in June 2016 to $87 per tonne in December 2016. The average price in 2016 was $60 per tonne (CIF Amsterdam/Rotterdam/Antwerp), 7% higher than the average price in 2015, according to Platts.

Iron ore

During 2014, the iron ore spot price decreased from a high of $129 per dry metric tonne (62% Fe, CFR China) in January to a low of $69 per dry metric tonne in December, according to MMI. The price decrease was due to sharp increase in low-cost supply from the Australian and Brazilian producers. In 2015, this trend continued: a lot of new iron ore capacity came on stream which together with a reduction of steel production in China has led to lower prices. Iron ore spot price declined from $68 per dry metric tonne (62% Fe, CFR China) in January 2015 to $40 per dry metric tonne in December 2015, according to MMI. The average spot price in 2015 was $56 per dry metric tonne which was 42% lower than the average price in 2014, according to MMI. Starting from January 2016, there was a reversal in iron ore spot price trend. During 2016, iron ore spot prices were generally rising with minor downward corrections in May-June and September. The iron ore spot price increased from a low of $42 per dry metric tonne (62% Fe, CFR China) in January to a high of $80 per dry metric tonne in December, according to MMI. Strong Chinese demand for imported iron ore which hit an all-time high in 2016 was the main reason of the price increase. The average spot price in 2016 was $58 per dry metric tonne which was 4% higher than the average price in 2015, according to MMI.

Coke

In 2014, world market prices for coke were under pressure due to negative trends in the global steel and raw materials market, which resulted in a decrease in prices from $238 per tonne (FOB China basis) in the first quarter of the year to $183 per tonne (FOB China basis) at the end of the year, according to CRU. Domestic coke prices managed to stay at the level of 2013, namely 6,983 rubles per tonne (including VAT, FCA basis), according to Metal-Courier. By the end of the year, however, domestic coke prices fluctuated around 7,600-8,800 rubles per tonne (including VAT, FCA basis), according to Metal-Courier. The increase in domestic coke prices was due to an increase in demand from Ukrainian consumers and to devaluation of the ruble. In 2015, coke production continued to overshoot demand, Chinese export volume has increased, exacerbating oversupply and displacing market share of other coke producing countries in international markets, thus pressuring prices further. As a result coke prices declined from $177 per tonne (FOB China basis) in the first quarter to $123 per tonne (FOB China basis) in the fourth quarter, according to CRU. Average domestic coke price in 2015 was 10,892 rubles per tonne (including VAT, FCA basis), 56% higher than the average price in 2014, according to Metal-Courier. Price growth in the domestic coke market was due to depreciation of Russian ruble, higher coking coal prices and strong demand from Ukraine. In 2016, the world coke price showed almost the same dynamics as coking coal prices. According to CRU, coke prices increased from $113 per tonne (FOB China basis) in the first quarter of the year to $307 per tonne (FOB China basis) in the fourth quarter of the year. According to CRU, such sharp rise of the coke price was driven largely by panic buying by steel producers globally. Initially, tightness in the market was created following implementation of the ‘276 working days’ policy at Chinese coal mines that reduced coal production. Domestic coke price in 2016 was 12,022 rubles per tonne (including VAT, FCA basis), 10% higher than the average price in 2015, according to Metal-Courier. Price growth in the domestic coke market was due to sharp rise of coking coal prices in the second half of the year in Russia which led to costs increase of coke producers and increased coke prices on export markets.

Steel

In 2014, the Russian domestic price for rebar increased to 23,948 rubles (+6% year-on-year) per tonne and the average export price for square billets declined to $481 (-5.9% year-on-year) per tonne, according to Metal-Courier. In 2015, the Russian domestic price for rebar increased to 25,038 rubles (+4.6% year-on-year) per tonne mostly as a result of the growth in the exchange rate. The average export price for square billets declined to $328 (-31.8% year-on-year) per tonne as a result of decreased oil and scrap prices, low demand and increased competition on the background of China’s exports growth, according to Metal-Courier. In 2016, the Russian domestic price for rebar increased to 30,177 rubles (+20.5% year-on-year) per tonne due to further ruble devaluation, strong export markets and limited supply in the second and fourth quarters. The average export price for square billets remained almost unchanged at $328 (+0.1% year-on-year) per tonne, according to Metal-Courier.

Ferrosilicon

In 2014, ferrosilicon prices decreased throughout the year. In January 2014, the average price level for Chinese ferrosilicon was $1,475 per tonne (75% Si, CIF Japan). By the end of the year, ferrosilicon prices fell to $1,341 per tonne (75% Si, CIF Japan), according to TEX. In the beginning of 2015, the price of ferrosilicon continued to fall. In May 2015, the price decline has stopped at $1,242 per tonne (75% Si, CIF Japan), according to TEX. After a relatively stable position in June-August, ferrosilicon prices resumed falling. In December 2015, prices dropped to $1,156 per tonne (75% Si, CIF Japan), according to TEX. The average price for ferrosilicon in 2015 was $1,239 per tonne (75% Si, CIF Japan), a decrease of 11% compared to 2014, according to TEX. In 2016, from January to September, the average price for ferrosilicon had not been subject to significant fluctuations and was within the range of $1,155-1,195 per tonne (75% Si, CIF Japan). In October and November, the average price for ferrosilicon showed a sharp increase and amounted to $1,285 per tonne (75% Si, CIF Japan). Quotations in the Japanese market increased as the price rose in China. In December, the price stopped rising and amounted to $1,260 per tonne (75% Si, CIF Japan). The average price for ferrosilicon in 2016 was $1,193 per tonne (75% Si, CIF Japan), a decrease of 4% compared to 2015, according to TEX.

Freight costs

During 2016, ocean freight rates improved after reaching record lows in the first quarter of 2016. For the entirety of the year, the volatility of the global dry bulk freight market was driven by the volatility of the global oil price. The record lows of January and February coincided with a lowest Brent Crude price of USD 27.88 and a lowest Singapore bunker fuel price of USD 154. Freight rates improved for the remainder of the year as the 2016 average improved to USD 45.01 for Brent Crude and USD 239.71 for Singapore Bunkers. After the Baltic Dry Index (BDI) reached an all-time-low of $290 on February 10, it improved steadily throughout the year to peak in mid-November at $1,261. The largest decrease in the dry bulk sector came from the Capesize sector, where the average time charter rate decreased from $8,127 per day in 2015 to $7,388 per day in 2016. The average Panamax rate was $5,562 per day in 2016 compared to $5,560 per day in 2015. The average rate for Supramax vessels in 2016 was $6,236 per day compared to $6,695 per day in 2015. The average rate for Handysize vessels in 2016 was $5,214 per day compared to $5,381 per day in 2015.

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

Results of Operations

The following table sets forth our consolidated statement of profit data for the years ended December 31, 2016, 2015 and 2014.

	Year Ended December 31,
	2016			2015			2014
	Amount	% of Revenues		Amount	% of Revenues		Amount	% of Revenues
	(In millions of Russian rubles, except for percentages)
Revenue	276,009	100.0%		253,141	100.0%		243,992	100.0%
Cost of goods sold	(146,322)	(53.0%	)	(151,334)	(59.8%	)	(153,057)	(62.7%	)

Gross profit	129,687	47.0%		101,807	40.2%		90,935	37.3%
Total selling, distribution and operating income and (expenses), net	(86,997)	(31.5%	)	(77,555)	(30.6%	)	(90,028)	(36.9%	)

Operating profit	42,690	15.5%		24,252	9.6%		907	0.4%
Total other income and (expense), net	(28,539)	(10.3%	)	(131,380)	(51.9%	)	(131,994)	(54.1%	)

Profit (loss) before tax from continuing operations	14,151	5.1%		(107,128)	(42.3%	)	(131,087)	(53.7%	)
Income tax (expense) benefit	(4,893)	(1.8%	)	(8,322)	(3.3%	)	8,822	3.6%

Profit (loss) for the year from continuing operations	9,258	3.4%		(115,450)	(45.6%	)	(122,265)	(50.1%	)
(Loss) profit after tax for the year from discontinued operations, net	(426)	(0.2%	)	822	0.3%		(11,702)	(4.8%	)

Profit (loss) for the year	8,832	3.2%		(114,628)	(45.3%	)	(133,967)	(54.9%	)

Less: profit (loss) attributable to non-controlling interests	1,706	0.6%		535	0.2%		(1,263)	(0.5%	)

Profit (loss) attributable to equity shareholders of Mechel PAO	7,126	2.6%		(115,163)	(45.5%	)	(132,704)	(54.4%	)

Year ended December 31, 2016 compared to year ended December 31, 2015

Revenues

Consolidated revenues increased by RUB 22,868 million, or 9.0%, to RUB 276,009 million in the year ended December 31, 2016 from RUB 253,141 million in the year ended December 31, 2015.

The sales increase was due to an increase in sales prices across our major segments.

The following table sets forth our net revenues by segment, including a breakdown by sales to third parties and other segments.

	Year Ended December 31,
Revenues by Segment	2016	2015
	(In millions of Russian rubles, except for percentages)
Mining segment
To third parties	89,647	80,632
To power segment	1,370	1,800
To steel segment	30,537	26,291

Total	121,554	108,723

	Year Ended December 31,
Revenues by Segment	2016	2015
	(In millions of Russian rubles, except for percentages)
Steel segment
To third parties	161,639	146,032
To power segment	5,693	5,475
To mining segment	1,562	1,497

Total	168,893	153,004

Power segment
To third parties	24,723	26,477
To steel segment	11,709	11,131
To mining segment	4,193	3,858

Total	40,626	41,467

Eliminations	55,064	50,052

Consolidated revenues	276,009	253,141

% from mining segment	32.5%	31.9%
% from steel segment	58.5%	57.7%
% from power segment	9.0%	10.5%

Mining segment

Our total mining segment sales increased by RUB 12,831 million, or 11.8%, to RUB 121,554 million in the year ended December 31, 2016 from RUB 108,723 million in the year ended December 31, 2015.

Coking coal concentrate sales to third parties increased by RUB 11,534 million, or 42.4%, to RUB 38,744 million in the year ended December 31, 2016 from RUB 27,210 million in the year ended December 31, 2015, as a result of an increase in sales volumes of RUB 2,790 million and an increase in sales prices of RUB 8,744 million. The Chinese government’s actions to reduce coal supply were the primary driver of the coal price rally in 2016. According to CRU, in 2016, the premium hard coking coal spot price increased four times from the beginning of the year and reached $310 per tonne (FOB Australia) in November. The average contract price in 2016 was $114 per tonne, 12% higher than the average contract price in 2015, according to CRU. The average spot price in 2016 was $140 per tonne (FOB Australia), 55% higher than the average spot price in 2015, according to CRU.

The volume of coking coal concentrate sold to third parties increased by 538 thousand tonnes, or 10.3%, to 5,784 thousand tonnes in the year ended December 31, 2016 from 5,246 thousand tonnes in the year ended December 31, 2015. The increase in sales volumes of coking coal in 2016 was mainly caused by the increased demand for coking coal.

The volume of coking coal sold to third parties increased at Yakutugol and decreased at Southern Kuzbass Coal Company. Yakutugol’s coking coal sales volumes increased by 605 thousand tonnes, or 13.4%, to 5,120 thousand tonnes in the year ended December 31, 2016 from 4,515 thousand tonnes in the year ended December 31, 2015 due to higher coking coal output as a result of favorable geological conditions. Southern Kuzbass Coal Company’s coking coal sales volumes decreased by 289 thousand tonnes, or 40.7%, to 421 thousand tonnes in the year ended December 31, 2016 from 710 thousand tonnes in the year ended December 31, 2015 due to decrease in production as a result of equipment breakdown.

Coke sales to third parties decreased by RUB 87 million, or 0.9%, to RUB 9,342 million in the year ended December 31, 2016 from RUB 9,429 million in the year ended December 31, 2015, as a result of a decrease in sales volumes of RUB 874 million that was offset by an increase in sales prices of RUB 787 million. In 2016, the world coke price showed almost the same dynamics as coking coal prices. According to CRU, coke prices increased from $113 per tonne (FOB China basis) in the first quarter of the year to $307 per tonne (FOB China basis) in the fourth quarter of the year. Domestic coke price in 2016 was 12,022 rubles per tonne (including VAT, FCA basis), 10% higher than the average price in 2015, according to Metal-Courier. Price growth in the domestic coke market was due to sharp rise of coking coal prices in the second half of the year in Russia which led to costs increase of coke producers and increased coke prices on export markets.

Coke supplied to the steel segment increased by RUB 1,852 million, or 9.6%, to RUB 21,086 million in the year ended December 31, 2016 from RUB 19,234 million in the year ended December 31, 2015. The increase was due to an increase in sales prices of RUB 1,691 million that was enforced by an increase in sales volumes of RUB 161 million. Coke sales volumes from Mechel Coke to Chelyabinsk Metallurgical Plant increased by 14 thousand tonnes, or 0.7%, to 1,921 thousand tonnes in the year ended December 31, 2016 from 1,907 thousand tonnes in the year ended December 31, 2015.

Chemical products sales to third parties decreased by RUB 339 million, or 14.6%, to RUB 1,988 million in the year ended December 31, 2016 from RUB 2,327 million in the year ended December 31, 2015, mainly as a result of a decrease in both sales volumes and sales prices.

Anthracite and PCI sales to third parties decreased by RUB 6,253 million, or 25.0%, to RUB 18,737 million in the year ended December 31, 2016 from RUB 24,990 million in the year ended December 31, 2015, as a result of a decrease in sales prices of RUB 552 million and a decrease in sales volumes of RUB 5,701 million. The decrease in sales volumes of anthracite and PCI was due to drop in coal extraction at Krasnogorsky Open Pit as a result of logistical problems.

Steam coal sales to third parties increased by RUB 5,351 million, or 73.9%, to RUB 12,587 million in the year ended December 31, 2016 from RUB 7,236 million in the year ended December 31, 2015, as a result of an increase in sales volumes of RUB 3,071 million and an increase in sales prices of RUB 2,280 million. In 2016, starting from June steam coal price began to rise sharply due to the Chinese government’s coal supply policy, according to Platts. As a result of decreased coal production in China steam coal price rose from $53 per tonne in June to $87 per tonne in December. The average price in 2016 was $60 per tonne (CIF Amsterdam/Rotterdam/Antwerp), 7% higher than the average price in 2015, according to Platts.

Steam coal supplied to the power segment decreased by RUB 129 million, or 26.9%, to RUB 350 million in the year ended December 31, 2016 from RUB 479 million in the year ended December 31, 2015, as a result of a decrease in sales volumes. Sales of steam coal to the power segment companies decreased by 220 thousand tonnes, or 37.8%, to 362 thousand tonnes in the year ended December 31, 2016 from 582 thousand tonnes in the year ended December 31, 2015 due to power production decrease.

Sales of iron ore to third parties decreased by RUB 1,718 million, or 93.2%, to RUB 126 million in the year ended December 31, 2016 from RUB 1,844 million in the year ended December 31, 2015, as a result of a decrease in sales volumes of RUB 1,745 million that was partially offset by an increase in sales prices of RUB 27 million. During 2016, iron ore spot prices were generally rising with minor downward corrections in May-June and September. The iron ore spot price increased from a low of $42 per dry metric tonne (62% Fe, CFR China) in January to a high of $80 per dry metric tonne in December, according to MMI. The average spot price in 2016 was $58 per dry metric tonne which was 4% higher than the average price in 2015, according to MMI.

Supplies of iron ore to the steel segment increased by RUB 2,601 million, or 44.5%, to RUB 8,444 million in the year ended December 31, 2016 from RUB 5,843 million in the year ended December 31, 2015, as a result of a RUB 1,010 million increase in sales volumes and a RUB 1,590 million increase in sales prices. Sales volumes increased due to the continued group strategy of redirection of iron ore sales volumes from third parties to group iron ore consumers. The share of iron ore consumed at Chelyabinsk Metallurgical Plant and produced by Korshunov Mining Plant increased from 52.5% in the year ended December 31, 2015 to 67.4% in the year ended December 31, 2016.

Excluding intersegment sales, export sales were stable at 74.6% of mining segment sales in the year ended December 31, 2016, compared to 74.1% in the year ended December 31, 2015.

Steel segment

Our steel segment revenues increased by RUB 15,889 million, or 10.4%, to RUB 168,893 million in the year ended December 31, 2016 from RUB 153,004 million in the year ended December 31, 2015, due to an increase in sales prices and volumes. The increase in third-party sales volumes was due to the strong domestic demand and growth in production and sales volumes of high value-added products of the universal rolling mill, including the commencement of rails supply to Russian Railways.

Semi-finished products sales decreased by RUB 1,593 million, or 31.7%, to RUB 3,434 million in the year ended December 31, 2016 from RUB 5,027 million in the year ended December 31, 2015, as a result of a decrease of RUB 78 million in sales prices and a decrease of RUB 1,516 million in sales volumes. In 2016, the annual average price for billets (including VAT, FCA basis) was 18,812 rubles per tonne, 3.0% lower than the average price in 2015. The decrease in third-party sales volumes was due to increase in consumption within our steel segment and decrease in production volumes as a result of temporary suspension of equipment and its repair.

Other long products sales increased by RUB 10,947 million, or 38.9%, to RUB 39,099 million in the year ended December 31, 2016 from RUB 28,152 million in the year ended December 31, 2015, as a result of an increase of RUB 1,455 million in sales prices and an increase of RUB 9,492 million in sales volumes. The increase in sales prices was mainly due to increase in prices for steel-making raw materials (iron ore, coke, coking coal, etc.). Sales volumes increased due to strengthening demand in the Russian market and increase in the range of the universal rolling mill’s products.

Other flat products sales increased by RUB 1,797 million, or 12.0%, to RUB 16,723 million in the year ended December 31, 2016 from RUB 14,926 million in the year ended December 31, 2015, as a result of an increase of RUB 1,066 million in sales prices and an increase of RUB 731 million in sales volumes. In 2016, the annual average price for flat steel products (including VAT, FCA basis) was 35,989 rubles per tonne, 0.3% higher than the average price in 2015. The annual average price for hot-rolled coil (Russia exports, FOB Black Sea) in U.S. dollars increased by 11.5% to $387 per tonne in the year ended December 31, 2016 from $347 per tonne in the year ended December 31, 2015, according to Metal Expert. The sales volume increased due to the growth in market share and strengthening of consumer demand in the European market.

Wire sales decreased by RUB 31 million, or 0.2%, to RUB 15,530 million in the year ended December 31, 2016 from RUB 15,561 million in the year ended December 31, 2015, as a result of a decrease of RUB 826 million in sales volumes that was offset by an increase of RUB 795 million in sales prices. The increase in sales prices was driven by the increase in the prices of wire rod used as the main input for wire production. Sales volumes decreased due to the weakened demand in Russia and Europe.

Rebar sales increased by RUB 5,224 million, or 13.1%, to RUB 45,204 million in the year ended December 31, 2016 from RUB 39,980 million in the year ended December 31, 2015, as a result of an increase of RUB 5,170 million in sales prices and an increase of RUB 54 million in sales volumes. In 2016, the Russian domestic price for rebar increased due to favorable market conditions. Sales volumes increased due to recovery of demand in construction sector.

Steel pipes sales decreased by RUB 22 million, or 0.7%, to RUB 3,286 million in the year ended December 31, 2016 from RUB 3,308 million in the year ended December 31, 2015, as a result of a decrease of

RUB 389 million in sales volumes that was offset by an increase of RUB 367 million in sales prices. The price increased mainly due to increase in purchase prices for raw materials. The sales volume decreased due to lower demand in the Russian market.

Pig iron sales decreased by RUB 608 million, or 47.2%, to RUB 679 million in the year ended December 31, 2016 from RUB 1,287 million in the year ended December 31, 2015, as a result of a decrease of RUB 127 million in sales prices and a decrease of RUB 481 million in sales volumes. The decrease in third-party sales volumes was due to the increase in consumption within our steel segment.

Stampings sales increased by RUB 317 million, or 4.6%, to RUB 7,235 million in the year ended December 31, 2016 from RUB 6,918 million in the year ended December 31, 2015, as a result of a decrease of RUB 522 million in sales prices that was offset by an increase of RUB 839 million in sales volumes. The decrease in sales prices was driven by the decrease in domestic and export prices during 2016. The increase in sales volumes was due to recovery of demand from the key consuming industries (engineering and transport industries).

Ferrosilicon sales decreased by RUB 160 million, or 4.5%, to RUB 3,368 million in the year ended December 31, 2016 from RUB 3,528 million in the year ended December 31, 2015, as a result of a decrease of RUB 262 million in sales prices that was partially offset by an increase of RUB 101 million in sales volumes. The decrease in sales prices was driven by depreciation of the average rate of the ruble against the U.S. dollar by 10% as compared to the average rate of the ruble against the U.S. dollar in 2015. The decrease in domestic sales volumes was due to decrease in ferrosilicon consumption in Russia. The overall increase in sales volumes was due to increase in export sales as a result of favorable market conditions in Japan.

Sales of non-core products and services increased by RUB 906 million, or 15.3%, to RUB 6,835 million in the year ended December 31, 2016 from RUB 5,929 million in the year ended December 31, 2015, due to overall revival of domestic market.

Excluding intersegment sales, export sales were 14.0% of steel segment sales in the year ended December 31, 2016, compared to 17.7% in the year ended December 31, 2015.

Power segment

Our power segment revenues decreased by RUB 842 million, or 2.0%, to RUB 40,625 million in the year ended December 31, 2016 from RUB 41,467 million in the year ended December 31, 2015.

Electricity sales to third parties decreased by RUB 1,997 million, or 8.0%, to RUB 22,527 million in the year ended December 31, 2016 from RUB 24,524 million in the year ended December 31, 2015, as a result of a decrease of RUB 5,550 million in sales volumes that was partially offset by an increase of RUB 3,553 million in sales prices.

Other revenue, which consists mostly of heat energy and capacity, increased by RUB 244 million, or 12.5%, to RUB 2,196 million in the year ended December 31, 2016 from RUB 1,952 million in the year ended December 31, 2015, due to the increase in sales volumes of Kuzbass Power Sales Company.

Intersegment sales increased by RUB 913 million, or 6.1%, to RUB 15,903 million in the year ended December 31, 2016 from RUB 14,990 million in the year ended December 31, 2015, mainly as a result of an increase in electricity tariffs.

Cost of goods sold and gross profit

The consolidated cost of goods sold was 53.0% of consolidated revenues in the year ended December 31, 2016, as compared to 59.8% of consolidated revenues in the year ended December 31, 2015, resulting in an increase in consolidated gross profit to 47.0% in the year ended December 31, 2016 from 40.2% for the year ended December 31, 2015. Cost of goods sold primarily consists of costs relating to raw materials (including products purchased for resale), direct payroll, depreciation and energy. The table below sets forth cost of goods sold and gross profit by segment for the years ended December 31, 2016 and 2015, including as a percentage of segment revenues.

	Year Ended December 31, 2016		Year Ended December 31, 2015
Cost of Goods Sold and Gross Profit by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In millions of Russian rubles, except for percentages)
Mining segment
Cost of goods sold	45,040	37.1%	51,280	47.2%
Gross profit	76,515	62.9%	57,442	52.8%
Steel segment
Cost of goods sold	126,745	75.0%	119,610	78.2%
Gross profit	42,148	25.0%	33,394	21.8%
Power segment
Cost of goods sold	29,047	71.5%	30,178	72.8%
Gross profit	11,578	28.5%	11,289	27.2%

Mining segment

Mining segment cost of goods sold decreased by RUB 6,240 million, or 12.2%, to RUB 45,040 million in the year ended December 31, 2016 from RUB 51,280 million in the year ended December 31, 2015. The gross profit percentage increased to 62.9% in the year ended December 31, 2016 compared to 52.8% in the year ended December 31, 2015, mainly due to the increase in selling prices caused by the global coal prices rally.

Coal production cash costs per tonne (see “— “Cash Costs per Tonne” Measure”) at Southern Kuzbass Coal Company increased by RUB 255 per tonne, or 17.5%, from RUB 1,460 in the year ended December 31, 2015 to RUB 1,715 in the year ended December 31, 2016, mainly due to the increase in fixed costs share per tonne stimulated by production volumes decrease.

Production cash costs of coal at Yakutugol decreased by RUB 34 per tonne, or 4.1%, from RUB 860 in the year ended December 31, 2015 to RUB 825 in the year ended December 31, 2016, mainly due to the decrease in fixed costs share per tonne stimulated by production volumes increase.

Coke production cash costs increased by 14.7% at Moscow Coke and Gas Plant following the increase in coking coal concentrate purchase prices caused by the global coal prices rally.

Production cash costs of iron ore were stable, decreased only by 2.3%.

Steel segment

Steel segment cost of goods sold increased by RUB 7,135 million, or 6.0%, to RUB 126,745 million in the year ended December 31, 2016 from RUB 119,610 million in the year ended December 31, 2015. Steel segment cost of goods sold was 75.0% of the segment’s revenues in the year ended December 31, 2016, as compared to 78.2% in the year ended December 31, 2015. The increase in gross profit from 21.8% to 25.0% is mainly explained by the increase in sales prices caused by the recovery of demand.

Power segment

Power segment cost of goods sold decreased by RUB 1,131 million, or 3.8%, to RUB 29,047 million in the year ended December 31, 2016 from RUB 30,178 million in the year ended December 31, 2015, due to decrease in sales volumes. The power segment gross profit percentage increased to 28.5% in the year ended December 31, 2016 from 27.2% in the year ended December 31, 2015 due to sales price increase.

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

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2016 is presented below:

	In thousands of tonnes	Cash cost, in thousands of Russian rubles per tonne	In millions of Russian rubles
Coal — Southern Kuzbass Coal Company — sales to third parties	4,464	1.7	7,655
Coal — Southern Kuzbass Coal Company — intersegment sales	1,021	1.7	1,751
Coal — Yakutugol — sales to third parties	8,664	0.8	7,152
Coal — Yakutugol — intersegment sales	—	0.8	—
Coal — Elgaugol — sales to third parties	1,673	0.9	1,529
Coal — Elgaugol — intersegment sales	44	0.9	41
Iron ore — Korshunov Mining Plant — sales to third parties	26	2.0	52
Iron ore — Korshunov Mining Plant — intersegment sales	2,684	2.0	5,272
Coke — Moscow Coke and Gas Plant — sales to third parties(1)	682	8.5	5,769
Coke — Moscow Coke and Gas Plant — intersegment sales	5	8.5	40
Coke — Mechel Coke — sales to third parties(2)	211	5.9	1,244
Coke — Mechel Coke — intersegment sales	1,938	5.9	11,405
Depreciation			5,265
Depletion			1,716
Write-down of inventory to their net realizable value			23
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			170
Stockholding year to year movements, costs of other products and services (coking products, washing services) and costs of other subsidiaries(3)			(4,043)

Total mining segment cost of sales			45,040

(1)	Cash costs per tonne for coke were reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was RUB 343, or 4%, at Moscow Coke and Gas Plant in the year ended December 31, 2016.
(2)	Cash costs per tonne for coke were reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was RUB 755, or 13%, at Mechel Coke in the year ended December 31, 2016.
(3)	Line “Costs of other products and services” was increased by the amount of by-products credits of RUB 831 million in the year ended December 31, 2016.

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2015 is presented below:

	In thousands of tonnes	Cash cost, in thousands of Russian rubles per tonne	In millions of Russian rubles
Coal — Southern Kuzbass Coal Company — sales to third parties	5,012	1.5	7,317
Coal — Southern Kuzbass Coal Company — intersegment sales	1,674	1.5	2,444
Coal — Yakutugol — sales to third parties	7,540	0.9	6,483
Coal — Yakutugol — intersegment sales	—	0.9	—
Coal — Elgaugol — sales to third parties	1,575	0.8	1,280
Coal — Elgaugol — intersegment sales	6	0.8	5
Iron ore — Korshunov Mining Plant — sales to third parties	489	2.0	983
Iron ore — Korshunov Mining Plant — intersegment sales	2,288	2.0	4,598
Coke — Moscow Coke and Gas Plant — sales to third parties(1)	715	7.4	5,268
Coke — Moscow Coke and Gas Plant — intersegment sales	3	7.4	20
Coke — Mechel Coke — sales to third parties(2)	270	6.0	1,612
Coke — Mechel Coke — intersegment sales	1,924	6.0	11,499
Depreciation			6,532
Depletion			1,685
Write-down of inventory to their net realizable value			6
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			346
Stockholding year to year movements, costs of other products and services (coking products, washing services) and costs of other subsidiaries(3)			1,200

Total mining segment cost of sales			51,280

(1)	Cash costs per tonne for coke were reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was RUB 283, or 4%, at Moscow Coke and Gas Plant in the year ended December 31, 2015.
(2)	Cash costs per tonne for coke were reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was RUB 767, or 13%, at Mechel Coke in the year ended December 31, 2015.
(3)	Line “Costs of other products and services” was increased by the amount of by-products credits of RUB 840 million in the year ended December 31, 2015.

Selling, distribution and operating expenses

Selling, distribution and operating expenses increased by RUB 9,442 million, or 12.2%, to RUB 86,997 million in the year ended December 31, 2016 from RUB 77,555 million in the year ended December 31, 2015, as a result of an increase in selling and distribution expenses in the mining, steel and power segments, impairment of goodwill and other non-current assets in the mining and steel segments and loss on write-off of property, plant and equipment in the mining and steel segments in the year ended December 31, 2016. As a percentage of consolidated revenues, selling, distribution and operating expenses increased to 31.5% in the year ended December 31, 2016 from 30.6% in the year ended December 31, 2015. Our selling, distribution and operating expenses consist primarily of selling and distribution expenses, loss on write-off of property, plant and equipment, impairment of goodwill and other non-current assets, allowance for doubtful accounts, taxes other than income taxes, administrative and other operating expenses and other operating income. The table below sets forth these costs by segment for the years ended December 31, 2016 and 2015, including as a percentage of segment revenues.

	Year Ended December 31, 2016		Year Ended December 31, 2015
Selling, Distribution and Operating Expenses by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In millions of Russian rubles, except for percentages)
Mining segment
Selling and distribution expenses	31,132	25.6%	28,588	26.3%
Loss on write-off of property, plant and equipment	863	0.7%	199	0.2%
Impairment of goodwill and other non-current assets	1,335	1.1%	—	0.0%
Allowance for doubtful accounts	83	0.1%	247	0.2%
Taxes other than income taxes	3,959	3.3%	3,706	3.4%
Administrative and other operating expenses	9,538	7.8%	8,872	8.2%
Other operating income	(1,407)	(1.2%)	(175)	(0.2%)

Total	45,503	37.4%	41,437	38.1%

Steel segment
Selling and distribution expenses	15,392	9.1%	13,736	9.0%
Loss on write-off of property, plant and equipment	1,089	0.6%	492	0.3%
Impairment of goodwill and other non-current assets	3,866	2.3%	16	0.0%
Allowance for doubtful accounts	231	0.1%	948	0.6%
Taxes other than income taxes	1,826	1.1%	2,044	1.3%
Administrative and other operating expenses	8,569	5.1%	7,825	5.1%
Other operating income	(356)	(0.2%)	(193)	(0.1%)

Total	30,617	18.1%	24,868	16.3%

Power segment
Selling and distribution expenses	9,710	23.9%	8,792	21.2%
Loss on write-off of property, plant and equipment	1	0.0%	—	0.0%
Impairment of goodwill and other non-current assets	—	0.0%	1,444	3.5%
Allowance for doubtful accounts	443	1.1%	312	0.8%
Taxes other than income taxes	129	0.3%	103	0.2%
Administrative and other operating expenses	685	1.7%	603	1.5%
Other operating income	(91)	(0.2%)	(4)	(0.0%)

Total	10,877	26.8%	11,250	27.1%

Mining segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities. Such expenses increased by RUB 2,544 million, or 8.9%, to RUB 31,132 million in the year ended December 31, 2016 from RUB 28,588 million in the year ended December 31, 2015, mainly due to the increase in segment export sales volumes by 3%. As a percentage of mining segment revenues, selling and distribution expenses decreased from 26.3% to 25.6% due to an increase in sales prices.

Taxes other than income tax slightly increased by RUB 253 million, or 6.8%, to RUB 3,959 million in the year ended December 31, 2016 from RUB 3,706 million in the year ended December 31, 2015, due to recognition of probable tax risks in respect of penalties related to personal income tax among our mining subsidiaries in 2016.

Allowance for doubtful accounts decreased by RUB 164 million to RUB 83 million in the year ended December 31, 2016 from RUB 247 million in the year ended December 31, 2015, due to the decrease in overdue accounts receivable.

Loss on write-off of property, plant and equipment increased by RUB 664 million, or 333.7%, to RUB 863 million in the year ended December 31, 2016 from RUB 199 million in the year ended December 31, 2015, due to the increase in the number of property, plant and equipment objects that are not planned for further use in production process at our mining service subsidiaries.

Impairment of goodwill and other non-current assets amounted to RUB 1,335 million in the year ended December 31, 2016. The carrying value of non-current assets of mining subsidiaries was impaired due to inability to generate economic benefits. See note 18 to the consolidated financial statements.

General, administrative and other expenses consist of payroll and payroll taxes, depreciation, rent and maintenance, legal and consulting expenses, office overheads and other expenses and income. These expenses decreased by RUB 567 million, or 6.5%, to RUB 8,130 million in the year ended December 31, 2016 from RUB 8,697 million in the year ended December 31, 2015, mainly as a result of recognition of other operating income: salaries and related social taxes increased by RUB 1,154 million, or 21.8%, to RUB 6,453 million in the year ended December 31, 2016 from RUB 5,299 million in the year ended December 31, 2015; legal and consulting fees and insurance services decreased by 7.9% to RUB 256 million in the year ended December 31, 2016 from RUB 278 million in the year ended December 31, 2015; and other administrative and operating expenses decreased by RUB 467 million, or 14.2%, to RUB 2,827 million in the year ended December 31, 2016 from RUB 3,294 million in the year ended December 31, 2015. Other operating income increased by RUB 1,232 million to RUB 1,407 million in the year ended December 31, 2016 from RUB 175 million in the year ended December 31, 2015 due to receiving insurance compensation for long-lived assets loss and revision of pension obligations and rehabilitation provisions in our mining subsidiaries.

Steel segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities. Such expenses increased by RUB 1,656 million, or 12.1%, to RUB 15,392 million in the year ended December 31, 2016 from RUB 13,736 million in the year ended December 31, 2015, mainly due to the increase in railway tariffs by 9.0% and increase in sales volumes of steel segment products. As a percentage of steel segment revenues, selling and distribution expenses slightly increased to 9.1% in the year ended December 31, 2016 from 9.0% in the year ended December 31, 2015.

Taxes other than income tax decreased by RUB 218 million, or 10.7%, to RUB 1,826 million in the year ended December 31, 2016 from RUB 2,044 million in the year ended December 31, 2015, mainly due to recognition of additional VAT in the amount of RUB 358 million as a result of tax audit in 2015. In 2016, we recognized probable tax risks in respect of penalties related to personal income tax in the amount of RUB 181 million. Property and land taxes increased by RUB 47 million to RUB 1,329 million in the year ended December 31, 2016 from RUB 1,282 million in the year ended December 31, 2015.

Allowance for doubtful accounts decreased by RUB 717 million, or 75.6%, to RUB 231 million in the year ended December 31, 2016 from RUB 948 million in the year ended December 31, 2015, due to the decrease in overdue accounts receivable.

Loss on write-off of property, plant and equipment increased by RUB 597 million, or 121.3%, to RUB 1,089 million in the year ended December 31, 2016 from RUB 492 million in the year ended December 31, 2015, due to the increase in the number of idled property, plant and equipment written off by our steel production subsidiaries.

Impairment of goodwill and other non-current assets increased by RUB 3,850 million, or 24,062.5%, to RUB 3,866 million in the year ended December 31, 2016 from RUB 16 million in the year ended December 31, 2015. In 2014, we recognized impairment of property, plant and equipment and construction in progress in relation to Izhstal of RUB 6,669 million. In 2015, we recognized reversal of impairment of other non-current assets in relation to Izhstal of RUB 5,967 million and recognized additional impairment of other non-current assets in relation to Mechel Materials of RUB 5,983 million. In 2016, we recognized impairment of goodwill and other non-current assets in relation to Bratsk Ferroalloy Plant of RUB 3,627 million due to changes in expectations of long-term prices for ferrosilicon and in forecasted production volumes accompanied by increased forecasted costs.

General, administrative and other expenses increased by RUB 745 million, or 9.5%, to RUB 8,570 million in the year ended December 31, 2016 from RUB 7,825 million in the year ended December 31, 2015. Payroll and related social taxes increased by RUB 1,093 million, or 22.6%, to RUB 4,843 million in the year ended December 31, 2016 from RUB 3,750 million in the year ended December 31, 2015. Social expenses increased by RUB 10 million, or 4.7%, to RUB 225 million in the year ended December 31, 2016 from RUB 215 million in the year ended December 31, 2015. Rent and maintenance, business travel expenses, bank charges and office expenses increased by RUB 85 million, or 8.9%, to RUB 1,044 million in the year ended December 31, 2016 from RUB 959 million in the year ended December 31, 2015. Professional expenses, which include auditing, accounting, legal and engineering fees and insurance services increased by RUB 68 million, or 21.6%, to RUB 383 million in the year ended December 31, 2016 from RUB 315 million in the year ended December 31, 2015. Fines and penalties expenses on breach of trading contracts, provisions related to claims decreased by RUB 226 million, or 42.7%, to RUB 303 million in the year ended December 31, 2016 from RUB 529 million in the year ended December 31, 2015. Other administrative and operating expenses decreased by RUB 285 million, or 13.9%, to RUB 1,772 million in the year ended December 31, 2016 from RUB 2,057 million in the year ended December 31, 2015. Other operating income increased by RUB 162 million, or 83.5%, to RUB 356 million in the year ended December 31, 2016 from RUB 194 million in the year ended December 31, 2015, mainly due to revision of rehabilitation provision and receiving of final consideration for the disposed companies.

Power segment

Selling and distribution expenses consisted almost entirely of electricity transmission costs incurred by our Kuzbass Power Sales Company for the usage of the power grid through which electricity is distributed to end consumers. These expenses increased by RUB 918 million, or 10%, to RUB 9,710 million in the year ended December 31, 2016 from RUB 8,792 million in the year ended December 31, 2015, due to increase in transmission tariffs despite the reduced sales volumes.

Taxes other than income tax increased by RUB 26 million, or 25.5%, to RUB 129 million in the year ended December 31, 2016 from RUB 103 million in the year ended December 31, 2015, due to increase in property and land taxes caused by the revision of the cadastral valuation of land.

Allowance for doubtful accounts increased by RUB 131 million to RUB 443 million in the year ended December 31, 2016 from RUB 312 million in the year ended December 31, 2015, mainly due to the increase in overdue receivables.

In 2015, as a result of the goodwill impairment test we recognized the impairment loss of Southern Kuzbass Power Plant in the amount of RUB 1,444 million. No impairment loss was recognized in 2016. See note 18 to the consolidated financial statements.

Administrative and other operating expenses increased by RUB 87 million, or 14.4%, to RUB 685 million in the year ended December 31, 2016 from RUB 598 million in the year ended December 31, 2015, due to accrual of provisions for legal claims.

Other operating income was recognized in the amount of RUB 91 million as a result of income from accrual of fines and penalties for business contracts.

Operating profit

Operating profit increased by RUB 18,438 million, or 76.0%, to RUB 42,690 million in the year ended December 31, 2016 from RUB 24,252 million in the year ended December 31, 2015. As a percentage of consolidated revenues, operating profit increased to 15.5% in the year ended December 31, 2016 from 9.6% in the year ended December 31, 2015, mainly due to an increase in consolidated gross profit to 47.0% in the year ended December 31, 2016 from 40.2% in the year ended December 31, 2015 and a decrease in losses from allowance for doubtful accounts as explained above.

The table below sets out operating profit (loss) by segment, including as a percentage of segment revenues.

	Year Ended December 31, 2016		Year Ended December 31, 2015
Operating Profit (Loss) by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In millions of Russian rubles, except for percentages)
Mining segment	31,012	25.5%	16,005	14.7%
Steel segment	11,531	6.8%	8,526	5.6%
Power segment	701	1.7%	39	0.1%
Elimination of intersegment unrealized (profit) loss(1)	(554)		(318)

Consolidated operating profit	42,690		24,252

(1)	Our management evaluates the performance of our segments before the elimination of unrealized profit in inventory balances of segments that was generated by the segments but not recognized as profit in our consolidated financial statements until the sale of such inventories to third parties. Therefore, we present our segments before such elimination, and such elimination is presented separately. The change in intersegment unrealized profit adjustment in the year ended December 31, 2016 as compared to the year ended December 31, 2015 was due to the increase in gross profit of our mining segment in 2016.

Mining segment

Mining segment operating profit increased by RUB 15,007 million, or 93.8%, to RUB 31,012 million in the year ended December 31, 2016 from RUB 16,005 million in the year ended December 31, 2015. The operating profit percentage increased to 25.5% in the year ended December 31, 2016 from 14.7% in the year ended December 31, 2015, mainly due to the increase in selling prices caused by the global coal prices rally.

Steel segment

Steel segment operating profit increased by RUB 3,005 million, or 35.2%, to RUB 11,531 million in the year ended December 31, 2016 from RUB 8,527 million in the year ended December 31, 2015. The operating profit percentage decreased to 6.8% in the year ended December 31, 2016 from 5.6% in the year ended December 31, 2015, mainly due to the increase in gross margin resulted from the increase in sales prices for main steel segment products that was partially offset by recognition of losses from impairment of goodwill and other non-current assets of Bratsk Ferroalloy Plant.

Power segment

Power segment operating profit increased by RUB 662 million to RUB 701 million in the year ended December 31, 2016 from RUB 39 million in the year ended December 31, 2015, mainly due to the factors that affected operating income in 2016, such as the absence of impairment loss of goodwill in 2016, increase in a provision on trade and other receivables and increase in income from accrual of fines and penalties for business contracts.

Other income and expense, net

Other income and expense, net consists of share of loss of an associate, finance income, finance costs, other income and other expenses and foreign exchange gain (loss). The table below sets forth these costs for the years ended December 31, 2016 and 2015, including as a percentage of revenues.

	Year Ended December 31, 2016		Year Ended December 31, 2015
Other Income and Expense, Net	Amount	% of Revenues	Amount	% of Revenues
	(In millions of Russian rubles, except for percentages)
Finance income	1,176	0.4%	183	0.1%
Finance costs	(54,240)	(19.7)%	(60,453)	(23.9)%
Foreign exchange gain (loss)	25,947	9.4%	(71,106)	(28.1)%
Share of loss of an associate	(17)	0.0%	—	0.0%
Other income	598	0.2%	341	0.1%
Other expenses	(1,999)	(0.7)%	(347)	(0.1)%

Total	(28,535)	(10.3)%	(131,379)	(51.9)%

Finance income increased by RUB 993 million, or 542.6%, to RUB 1,176 million in the year ended December 31, 2016 from RUB 183 million in the year ended December 31, 2015, due to waiving of fines and penalties on loans and finance leases as a result of restructuring primarily with Sberbank.

Finance costs decreased by RUB 6,213 million, or 10.3%, to RUB 54,240 million in the year ended December 31, 2016 from RUB 60,453 million in the year ended December 31, 2015, due to the restructuring of overdue borrowings and respective decrease of fines and penalties.

In the year ended December 31, 2016, we generated foreign exchange gain amounted to RUB 25,947 million compared to foreign exchange loss amounted to RUB 71,106 million in the year ended December 31, 2015, mainly due to strengthening of the ruble against the U.S. dollar in 2016.

Share of loss of an associate amounted to RUB 17 million in the year ended December 31, 2016 compared to RUB nil in the year ended December 31, 2015 and represented by income in the amount of RUB 25 million from equity investment in Tomusinsky Transportation Management Center and Tomusinsky Auto Repair Shop and loss in the amount of RUB 42 million from investments in Mechel Somani Carbon Private Limited.

Other income increased by RUB 257 million, or 75.4%, to RUB 598 million in the year ended December 31, 2016 from RUB 341 million in the year ended December 31, 2015, mainly due to gain realized from disposal of subsidiaries during 2016.

Other expenses increased by RUB 1,652 million, or 476.1%, to RUB 1,999 million in the year ended December 31, 2016 from RUB 347 million in the year ended December 31, 2015, mainly due to write-off of Vnesheconombank’s commission in the amount of RUB 1,411 million and provision for non-recoverable advances to pension funds in the amount of RUB 408 million.

Income tax expense

Income tax expense decreased by RUB 3,429 million, or 41.2%, to RUB 4,893 million in the year ended December 31, 2016 from RUB 8,322 million in the year ended December 31, 2015, due to significant change in deferred tax assets attributable to transactions on conversion of debt. Our effective tax rate changed to negative 34.6% from positive 7.8% mainly due to transition from loss in the year ended December 31, 2015 to profit in the year ended December 31, 2016.

Net loss (income) from discontinued operations

Net loss (income) from discontinued operations changed by RUB 1,248 million, or 151.8%, to RUB 426 million loss in the year ended December 31, 2016 from RUB 822 million income in the year ended December 31, 2015, mainly due to the disposal of Bluestone in 2015.

Net income attributable to non-controlling interests

Net income attributable to non-controlling interests increased by RUB 1,171 million, or 218.9%, to RUB 1,706 million in the year ended December 31, 2016 from RUB 535 million in the year ended December 31, 2015, mainly due to change of the non-controlling interest in such our subsidiaries as Southern Kuzbass Coal Company and its subsidiaries in the amount of RUB 1,082 million (income), Chelyabinsk Metallurgical Plant in the amount of RUB 625.2 million (income), Korshunov Mining Plant in the amount of RUB 119 million (income), Izhstal in the amount of RUB 371.5 million (loss) and Beloretsk Metallurgical Plant in the amount of RUB 146 million (loss).

Net profit (loss) attributable to equity holders of the parent

Net profit (loss) attributable to our equity holders changed by RUB 122,289 million, or 106.2%, to RUB 7,126 million profit in the year ended December 31, 2016 from RUB 115,163 million loss in the year ended December 31, 2015, mainly due to the increase in gross margin and foreign exchange gain and partially due to the decrease in finance costs.

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

Steam coal supplied to the power segment decreased by RUB 279 million, or 36.8%, to RUB 479 million in the year ended December 31, 2015 from RUB 758 million in the year ended December 31, 2014, as a result of a decrease in sales volumes. Sales of steam coal to the power segment companies decreased by 356 thousand tonnes, or 37.9%, from 937 thousand tonnes in the year ended December 31, 2014 to 582 thousand tonnes in the year ended December 31, 2015 due to steam coal replacement by middlings.

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

Steel segment

Our steel segment revenues increased by RUB 6,137 million, or 4.1%, to RUB 153,004 million in the year ended December 31, 2015 from RUB 146,867 million in the year ended December 31, 2014, mainly due to an increase in sales prices. The decrease in third-party sales volumes was due to the weakened demand from Russian and European construction, engineering and transport sectors and the decline in purchases and resale of products from the former Estar metallurgical plants in 2015. In 2014, Russian rolled steel consumption was at a level of 45.5 million tonnes, in 2015 it declined by 8.7% and amounted to 41.5 million tonnes, according to Metal Expert.

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

Other revenue, which consists mostly of heat energy, decreased by RUB 243 million, or 11.1%, to RUB 1,952 million in the year ended December 31, 2015 from RUB 2,195 million in the year ended December 31, 2014, due to the decrease in sales tariffs and sales volumes.

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

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2015 is presented below:

	In thousands of tonnes	Cash cost, in thousands of Russian rubles per tonne	In millions of Russian rubles
Coal — Southern Kuzbass Coal Company — sales to third parties	5,012	1.5	7,317
Coal — Southern Kuzbass Coal Company — intersegment sales	1,674	1.5	2,444
Coal — Yakutugol — sales to third parties	7,540	0.9	6,483
Coal — Yakutugol — intersegment sales	—	0.9	—
Coal — Elgaugol — sales to third parties	1,575	0.8	1,280
Coal — Elgaugol — intersegment sales	6	0.8	5
Iron ore — Korshunov Mining Plant — sales to third parties	489	2.0	983
Iron ore — Korshunov Mining Plant — intersegment sales	2,288	2.0	4,598
Coke — Moscow Coke and Gas Plant — sales to third parties(1)	715	7.4	5,268
Coke — Moscow Coke and Gas Plant — intersegment sales	3	7.4	20
Coke — Mechel Coke — sales to third parties(2)	270	6.0	1,612
Coke — Mechel Coke — intersegment sales	1,924	6.0	11,499
Depreciation			6,532
Depletion			1,685
Write-down of inventory to their net realizable value			6
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			346
Stockholding year to year movements, costs of other products and services (coking products, washing services) and costs of other subsidiaries(3)			1,200

Total mining segment cost of sales			51,280

(1)	Cash costs per tonne for coke were reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was RUB 283, or 4%, at Moscow Coke and Gas Plant in the year ended December 31, 2015.
(2)	Cash costs per tonne for coke were reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was RUB 767, or 13%, at Mechel Coke in the year ended December 31, 2015.
(3)	Line “Costs of other products and services” was increased by the amount of by-products credits of RUB 840 million in the year ended December 31, 2015.

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2014 is presented below:

	In thousands of tonnes	Cash cost, in thousands of Russian rubles per tonne	In millions of Russian rubles
Coal — Southern Kuzbass Coal Company — sales to third parties	8,029	1.2	9,611
Coal — Southern Kuzbass Coal Company — intersegment sales	1,490	1.2	1,783
Coal — Yakutugol — sales to third parties	8,338	1.0	7,979
Coal — Yakutugol — intersegment sales	—	1.0	—
Coal — Elgaugol — sales to third parties	668	0.8	560
Coal — Elgaugol — intersegment sales	—	0.8	—
Iron ore — Korshunov Mining Plant — sales to third parties	1,169	1.8	2,125
Iron ore — Korshunov Mining Plant — intersegment sales	1,920	1.8	3,492
Coke — Moscow Coke and Gas Plant — sales to third parties(1)	775	6.8	5,248
Coke — Moscow Coke and Gas Plant — intersegment sales	—	6.8	—
Coke — Mechel Coke — sales to third parties(2)	487	4.7	2,297
Coke — Mechel Coke — intersegment sales	1,961	4.7	9,249
Depreciation			5,911
Depletion			1,787
Write-down of inventory to their net realizable value			166
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			439
Stockholding year to year movements, costs of other products and services (coking products, washing services) and costs of other subsidiaries(3)			788

Total mining segment cost of sales			51,435

(1)	Cash costs per tonne for coke were reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was RUB 417, or 6%, at Moscow Coke and Gas Plant in the year ended December 31, 2014.
(2)	Cash costs per tonne for coke were reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was RUB 695, or 15%, at Mechel Coke in the year ended December 31, 2014.
(3)	Line “Costs of other products and services” was increased by the amount of by-products credits of RUB 834 million in the year ended December 31, 2014.

Selling, distribution and operating expenses

Selling, distribution and operating expenses decreased by RUB 12,473 million, or 13.9%, to RUB 77,555 million in the year ended December 31, 2015 from RUB 90,028 million in the year ended December 31, 2014, as a result of a decrease in impairment of goodwill and other non-current assets in the steel segment, selling and distribution expenses in the mining segment and allowance for doubtful accounts in the mining, steel and power segments in the year ended December 31, 2015. As a percentage of consolidated revenues, selling, distribution and operating expenses decreased to 30.7% in the year ended December 31, 2015 from 36.9% in the year ended December 31, 2014. Our selling, distribution and operating expenses consist primarily of selling and distribution expenses, loss on write-off of property, plant and equipment, impairment of goodwill and other non-current assets, allowance for doubtful accounts, taxes other than income taxes, administrative and other operating expenses and other operating income. The table below sets forth these costs by segment for the years ended December 31, 2015 and 2014, including as a percentage of segment revenues.

	Year Ended December 31, 2015		Year Ended December 31, 2014
Selling, Distribution and Operating Expenses by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In millions of Russian rubles, except for percentages)
Mining segment
Selling and distribution expenses	28,588	26.3%	33,583	33.4%
Loss on write-off of property, plant and equipment	199	0.2%	309	0.3%
Impairment of goodwill and other non-current assets	—	0.0%	(19)	(0.0%)
Allowance for doubtful accounts	247	0.2%	981	1.0%
Taxes other than income taxes	3,706	3.4%	4,878	4.9%
Administrative and other operating expenses	8,872	8.2%	8,002	7.9%
Other operating income	(175)	(0.2%)	(329)	(0.3%)

Total	41,437	38.1%	47,405	47.1%

Steel segment
Selling and distribution expenses	13,736	9.0%	13,393	9.1%
Loss on write-off of property, plant and equipment	492	0.3%	242	0.2%
Impairment of goodwill and other non-current assets	16	0.0%	8,015	5.5%
Allowance for doubtful accounts	948	0.6%	2,290	1.6%
Taxes other than income taxes	2,044	1.3%	1,505	1.0%
Administrative and other operating expenses	7,825	5.1%	7,743	5.3%
Other operating income	(193)	(0.1%)	(487)	(0.3%)

Total	24,868	16.3%	32,701	22.3%

Power segment
Selling and distribution expenses	8,792	21.2%	8,685	22.0%
Loss on write-off of property, plant and equipment	—	0.0%	110	0.3%
Impairment of goodwill and other non-current assets	1,444	3.5%	—	0.0%
Allowance for doubtful accounts	312	0.8%	526	1.3%
Taxes other than income taxes	103	0.2%	86	0.2%
Administrative and other operating expenses	603	1.5%	571	1.4%
Other operating income	(4)	(0.0%)	(56)	(0.1%)

Total	11,250	27.1%	9,922	25.1%

Mining segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities. Such expenses decreased by RUB 4,994 million, or 14.9%, to RUB 28,588 million in the year ended December 31, 2015 from RUB 33,582 million in the year ended December 31, 2014, mainly due to the decrease in segment sales volumes by 19.9%. As a percentage of mining segment revenues, selling and distribution expenses decreased from 33.4% to 26.3% due to an increase of 35.6% in sales revenue from sales to steel segment and simultaneous decrease of 14.9% in selling and distribution expenses.

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

Allowance for doubtful accounts decreased by RUB 734 million to RUB 247 million in the year ended December 31, 2015 from RUB 981 million in the year ended December 31, 2014, due to the decrease in outstanding accounts receivable at the end of 2015. In accordance with our accounting policy, we apply specific rates to overdue accounts receivable depending on the history of cash collections and events and conditions at the reporting date.

Loss on write-off of property, plant and equipment decreased by RUB 110 million, or 35.4%, to RUB 199 million in the year ended December 31, 2015 from RUB 309 million in the year ended December 31, 2014, due to the decrease in the number of property, plant and equipment objects that are not planned for further use in production process at Yakutugol and Southern Kuzbass Coal Company.

General, administrative and other expenses consist of payroll and payroll taxes, depreciation, rent and maintenance, legal and consulting expenses, office overheads and other expenses. These expenses increased by RUB 1,024 million, or 13.3%, to RUB 8,697 million in the year ended December 31, 2015 from RUB 7,673 million in the year ended December 31, 2014, mainly as a result of the depreciation of the Russian ruble: salaries and related social taxes increased by RUB 690 million, or 15.0%, to RUB 5,299 million in the year ended December 31, 2015 from RUB 4,609 million in the year ended December 31, 2014; legal and consulting fees and insurance services increased by 11.2% to RUB 278 million in the year ended December 31, 2015 from RUB 250 million in the year ended December 31, 2014; and other administrative and operating expenses increased by RUB 306 million, or 10.9%, to RUB 3,120 million in the year ended December 31, 2015 from RUB 2,814 million in the year ended December 31, 2014.

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

General, administrative and other expenses increased by RUB 82 million, or 1.1%, to RUB 7,825 million in the year ended December 31, 2015 from RUB 7,743 million in the year ended December 31, 2014. Payroll and related social taxes slightly increased by RUB 144 million, or 4.0%, to RUB 3,750 million in the year ended December 31, 2015 from RUB 3,606 million in the year ended December 31, 2014. Social expenses decreased by RUB 43 million, or 16.8%, to RUB 215 million in the year ended December 31, 2015 from RUB 258 million in the year ended December 31, 2014, due to the cost-cutting measures implemented by our management. Rent and maintenance, business travel expenses, bank charges and office expenses increased by RUB 84 million, or 9.6%, to RUB 959 million in the year ended December 31, 2015 from RUB 875 million in the year ended December 31, 2014. Professional expenses, which include auditing, accounting, legal and engineering fees and insurance services decreased by RUB 122 million, or 27.9%, to RUB 315 million in the year ended December 31, 2015 from RUB 437 million in the year ended December 31, 2014, due to the cost-cutting measures implemented by our management and the decreased involvement of external consultants in 2015. Fines and penalties expenses on breach of trading contracts increased by RUB 317 million, or 149.4%, to RUB 529 million in the year ended December 31, 2015 from RUB 212 million in the year ended December 31, 2014. Other administrative and operating expenses decreased by RUB 298 million, or 12.7%, to RUB 2,057 million in the year ended December 31, 2015 from RUB 2,355 million in the year ended December 31, 2014. Other operating income decreased by RUB 294 million, or 60.4%, to RUB 193 million in the year ended December 31, 2015 from RUB 487 million in the year ended December 31, 2014.

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

In 2015, as a result of the goodwill impairment test we recognized the impairment loss of Southern Kuzbass Power Plant in the amount of RUB 1,444 million. No impairment loss was recognized in 2014. See note 18 to the consolidated financial statements.

General, administrative and other expenses increased by RUB 32 million, or 5.6%, to RUB 603 million in the year ended December 31, 2015 from RUB 571 million in the year ended December 31, 2014, due to reversal of provisions for legal claims and reduction in personnel expenses as a result of power plants organizational optimization.

Operating profit

Operating profit increased by RUB 23,345 million, or 2,574%, to RUB 24,252 million in the year ended December 31, 2015 from RUB 907 million in the year ended December 31, 2014. Operating profit as a percentage of consolidated revenues was 9.6% in the year ended December 31, 2015 and 0.4% in the year ended December 31, 2014, mainly due to an increase in consolidated gross profit to 40.2% in the year ended December 31, 2015 from 37.3% in the year ended December 31, 2014 and a decrease in losses from allowance for amounts due from related parties and impairment of goodwill and other non-current assets as explained above.

The table below sets out operating profit (loss) by segment, including as a percentage of segment revenues.

	Year Ended December 31, 2015		Year Ended December 31, 2014
Operating Profit (Loss) by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In millions of Russian rubles, except for percentages)
Mining segment	16,005	14.7%	1,718	1.7%
Steel segment	8,526	5.6%	(1,319)	(0.9%)
Power segment	39	0.1%	417	1.1%
Elimination of intersegment unrealized (profit) loss(1)	(318)		91

Consolidated operating profit	24,252		907

(1)	Our management evaluates the performance of our segments before the elimination of unrealized profit in inventory balances of segments that was generated by the segments but not recognized as profit in our consolidated financial statements until the sale of such inventories to third parties. Therefore, we present our segments before such elimination, and such elimination is presented separately. The change in intersegment unrealized profit adjustment in the year ended December 31, 2015 as compared to the year ended December 31, 2014 was due to the increase in gross profit of our mining segment in 2015.

Mining segment

Mining segment operating income increased by RUB 14,287 million, or 831.6%, to RUB 16,005 million in the year ended December 31, 2015 from RUB 1,718 million in the year ended December 31, 2014. The operating profit percentage increased to 14.7% in the year ended December 31, 2015 from 1.7% in the year ended December 31, 2014, mainly due to the increase in selling prices denominated in rubles caused by the depreciation of the ruble.

Steel segment

Steel segment operating results changed by RUB 9,845 million, or 746.4%, to RUB 8,526 million income in the year ended December 31, 2015 from RUB 1,319 million loss in the year ended December 31, 2014. The operating profit percentage changed to positive 5.6% in the year ended December 31, 2015 from negative 0.9%

in the year ended December 31, 2014, mainly due to the factors that affected operating income in 2014, such as the recognition of losses from the impairment of non-current assets of Izhstal and Donetsk Electrometallurgical Plant and a provision on trade and other balances due from the former Estar metallurgical plants.

Power segment

Power segment operating income decreased by RUB 378 million, or 90.9%, to RUB 39 million in the year ended December 31, 2015 from RUB 417 million in the year ended December 31, 2014. The operating profit percentage decreased to 0.1% in the year ended December 31, 2015 from 1.1% in the year ended December 31, 2014, mainly due to the optimization of expenses and the increase in sales tariffs.

Other income and expense, net

Other income and expense, net consists of share of profit of an associate, finance income, finance costs, other income and other expenses and foreign exchange loss. The table below sets forth these costs for the years ended December 31, 2015 and 2014, including as a percentage of revenues.

	Year Ended December 31, 2015		Year Ended December 31, 2014
Other Income and Expense, Net	Amount	% of Revenues	Amount	% of Revenues
	(In millions of Russian rubles, except for percentages)
Finance income	183	0.1%	107	0.0%
Finance costs	(60,453)	(23.9)%	(28,110)	(11.5)%
Foreign exchange loss	(71,106)	(28.0)%	(103,176)	(42.3)%
Share of profit of an associate	—	0.0%	7	0.0%
Other income	341	0.2%	663	0.3%
Other expenses	(347)	(0.1)%	(1,486)	(0.6)%

Total	(131,382)	(51.9)%	(131,995)	(54.1)%

Finance income increased by RUB 76 million, or 71%, to RUB 183 million in the year ended December 31, 2015 from RUB 107 million in the year ended December 31, 2014, mainly due to fines and penalties on overdue accounts receivable and an increase in exchange rates.

Finance costs increased by RUB 32,343 million, or 115.1%, to RUB 60,453 million in the year ended December 31, 2015 from RUB 28,110 million in the year ended December 31, 2014, due to the increase in the weighted average interest rate from 12.0% in the year ended December 31, 2014 to 15.0% in the year ended December 31, 2015 and the increase of fines and penalties on overdue borrowings and interest payable by RUB 19,288 million.

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

Other income decreased by RUB 322 million, or 48.6%, to RUB 341 million in the year ended December 31, 2015 from RUB 663 million in the year ended December 31, 2014 and other expenses decreased by RUB 1,139 million, or 76.6%, to RUB 347 million in the year ended December 31, 2015 from RUB 1,486 million in the year ended December 31, 2014, mainly due to a loss related to the failure of a counterparty to a securities repurchase agreement to return certain securities to our group.

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

Our business is heavily dependent on machinery for the production of steel and steel products, as well as investments in our mining operations. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. We intend to focus our capital spending on the implementation of projects that we view as key to carrying out our business strategy and improve free cash flow. See “Item 4. Information on the Company — Capital Investment Program” for the objectives of our capital investment program and its details. Over the next three years, i.e., 2017-2019, we expect our capital expenditures on our metals production facilities to total approximately 11,703 million rubles, approximately 68% of which will be in 2017-2018, and approximately 32% in 2019. We intend to spend approximately 5,704 million rubles for the development of the Elga coal deposit during the period from 2017 to 2019. We intend to finance our capital investments with cash flow from operations and external long-term financing sources.

Our total outstanding debt as of December 31, 2016 and 2015 was RUB 445,809 million and RUB 495,982 million, respectively. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information regarding the type of financial instruments, currency and interest rate structure.

In 2016 and 2015, we paid dividends of RUB 4.1 million and RUB 4.1 million, respectively, all of which were paid on preferred shares. See “Item 8. Financial Information — Dividend Distribution Policy” for a description of our dividend policy.

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

The table below summarizes our cash flows for the periods indicated.

	Year Ended December 31,
	2016	2015	2014
	(In millions of Russian rubles)
Net cash provided by operating activities(1)	53,207	38,867	43,013
Net cash used in investing activities(2)	(4,969)	(5,218)	(14,494)
Net cash used in financing activities	(45,869)	(34,433)	(34,206)

(1)	Certain reclassifications were made to comfort with current year presentation. Interest received is reflected within investing activities, earlier it was reflected within operating activities. Interest paid is reflected within financing activities, earlier it was reflected within operating activities.
(2)	Deferred consideration paid for the acquisition of Donetsk Electrometallurgical Plant’s property complex in prior periods is reflected within financing activities, earlier it was reflected within investing activities.

Net cash provided by operating activities was RUB 53,207 million in the year ended December 31, 2016 as compared to net cash provided by operating activities of RUB 38,867 million in the year ended December 31, 2015 and of RUB 43,013 million in the year ended December 31, 2014. The operating cash inflows were derived from payments received from sales of our mining, steel and power products, reduced by cash disbursements for direct labor, raw materials and parts, selling, distribution and operating expenses, interest expense and income taxes.

Net cash from operating activities before changes in working capital items was RUB 64,542 million in the year ended December 31, 2016. Net operating cash outflow of discontinued operations amounted to RUB 436 million. Income taxes paid amounted to RUB 2,101 million. Below we analyze major changes in working capital items which in the aggregate accounted for RUB 8,798 million in cash used in operating activities, resulting in net cash provided by operating activities of RUB 53,207 million.

Working capital items accretive to operating cash flows:

•	an increase in advances received of RUB 588 million of Beloretsk Metallurgical Plant, Mechel Service, Urals Stampings Plant and Izhstal due to growth of sales in the year ended December 31, 2016 as compared to the year ended December 31, 2015; and

•	an increase in accrued taxes and other liabilities of RUB 2,368 million mainly due to change in tax liabilities and increase in probable tax risks.

Working capital items reducing operating cash flows:

•	an increase in accounts receivable of RUB 5,542 million primarily due to the increase in sales of Mechel Carbon and Mechel Service;

•	a decrease in accounts payable of RUB 4,259 million due to the growth of turnover of accounts payable and activated payments;

•	an increase in inventories of RUB 1,070 million due to an increase in raw materials of Mechel Coke, Elgaugol and Chelyabinsk Metallurgical Plant as of December 31, 2016 as compared to December 31, 2015. The main reason for the change in the stock level was the increase in production volumes in steel and mining segments as a result of the growth of sales; and

•	an increase in other current assets of RUB 883 million primarily due to an increase in advances paid of Mechel Carbon and Mecheltrans.

Net cash from operating activities before changes in working capital items was RUB 43,227 million in the year ended December 31, 2015. Net operating cash outflow of discontinued operations amounted to RUB 136 million. Income taxes paid amounted to RUB 1,437 million. Below we analyze major changes in working capital items which in the aggregate accounted for RUB 2,787 million in cash used in operating activities, resulting in net cash provided by operating activities of RUB 38,867 million.

Working capital items accretive to operating cash flows:

•	a decrease in inventories of RUB 1,873 million due to a significant decrease in finished goods of Mechel Carbon Singapore and Southern Kuzbass Coal Company as of December 31, 2015 as compared to December 31, 2014. The main reason for the change in the stock level was the decrease in production volumes in mining segment as a result of the decline of export sales;

•	a decrease in accounts receivable of RUB 4,597 million primarily due to the decrease in sales of Mechel Carbon, Mechel Carbon Singapore, Urals Stampings Plant and Mechel Service; and

•	a decrease in other current assets of RUB 997 million primarily due to a decrease in VAT and other taxes receivable of Yakutugol, Chelyabinsk Metallurgical Plant and Mecheltrans.

Working capital items reducing operating cash flows:

•	a decrease in accrued taxes and other liabilities of RUB 1,465 million due to positive change in tax liabilities, primarily resulting from a release of tax liability related for the year ended December 31, 2015;

•	a decrease in accounts payable of RUB 8,125 million; and

•	a decrease in advances received of RUB 664 million of Chelyabinsk Metallurgical Plant, Mechel Service, Mechel Carbon, Donetsk Electrometallurgical Plant and Urals Stampings Plant.

Net cash from operating activities before changes in working capital items was RUB 23,271 million in the year ended December 31, 2014. Net operating cash outflow of discontinued operations amounted to RUB 745 million. Income taxes paid amounted to RUB 2,509 million. Below we analyze major changes in working capital items which in the aggregate accounted for RUB 22,996 million in cash provided by operating activities, resulting in net cash provided by operating activities of RUB 43,013 million.

Working capital items accretive to operating cash flows:

•	a decrease in inventories of RUB 14,565 million due to a significant decrease in finished goods and raw materials held in stock at the warehouses of Mechel Service Global, Mechel Carbon, Southern Kuzbass Coal Company and Chelyabinsk Metallurgical Plant as of December 31, 2014. The main reason for the change in the stock level was the decrease in production volumes across all our segments as a result of the continuation of weak demand in the European and Russian markets;

•	an increase in accrued taxes and other liabilities of RUB 8,771 million due to delays in payments;

•	a decrease in accounts receivable of RUB 2,130 million primarily due to the decrease in sales of Mechel Service, Korshunov Mining Plant, Mechel Carbon and Mechel Trading; and

•	an increase in advances received of RUB 62 million.

Working capital items reducing operating cash flows:

•	a decrease in other current assets of RUB 822 million primarily due to a decrease in VAT and other taxes receivable of Southern Kuzbass Coal Company and Mechel Service Global and repayment of accounts receivable to Romanian companies disposed of in 2013; and

•	a decrease in accounts payable of RUB 1,710 million.

Net cash used in investing activities was RUB 4,969 million in the year ended December 31, 2016 as compared to net cash used in investing activities of RUB 5,218 million in the year ended December 31, 2015 and of RUB 14,494 million in the year ended December 31, 2014. Substantially all of the cash used in investing activities in the years ended December 31, 2016, 2015 and 2014 related to capital expenditures. Capital expenditures relating to purchases of property, plant and equipment, purchases of mineral licenses and interest paid, capitalized amounted to RUB 5,524 million, RUB 5,977 million and RUB 16,506 million in the years ended December 31, 2016, 2015 and 2014, respectively. Cash provided by investing activities related to disposal of businesses and investments amounted to RUB 248 million, RUB 177 million and RUB 632 million in the years ended December 31, 2016, 2015 and 2014, respectively.

Net cash used in financing activities was RUB 45,869 million in the year ended December 31, 2016 as compared to net cash used in financing activities of RUB 34,433 million in the year ended December 31, 2015 and of RUB 34,206 million in the year ended December 31, 2014. Expenditures related to the deferred consideration payments amounted to RUB 4,732 million, RUB 4,819 million and RUB 3,223 million in the years ended December 31, 2016, 2015 and 2014, respectively. We received debt proceeds of RUB 4,002 million and proceeds from the sale of a 49% stake in the Elga coal complex, with put option granted of RUB 34,300 million and repaid debt of RUB 42,322 million in the year ended December 31, 2016 as compared to received debt proceeds of RUB 13,875 million and repaid debt of RUB 11,896 million in the year ended December 31, 2015 and received debt proceeds of RUB 64,469 million and repaid debt of RUB 77,761 million in the year ended December 31, 2014.

Liquidity

We had cash and cash equivalents of RUB 1,689 million, RUB 3,079 million and RUB 3,983 million as of December 31, 2016, 2015 and 2014, respectively. Our cash and cash equivalents were held in rubles (40.9%, 20.6% and 23.3% as of December 31, 2016, 2015 and 2014, respectively), U.S. dollars (28.5%, 37.4% and 45.3% as of December 31, 2016, 2015 and 2014, respectively), euros (23.9%, 37.6% and 23.1% as of December 31, 2016, 2015 and 2014, respectively) and certain other currencies of the CIS and Eastern Europe.

The unused portion under the group’s credit facilities as of December 31, 2016, 2015 and 2014 was RUB 373 million, RUB 409 million and RUB 1,879 million, respectively. As of December 31, 2016, 2015 and 2014, the group’s credit facilities provided aggregated borrowing capacity of RUB 446,181 million (of which RUB 134,918 million is repayable during 2017 and RUB 260,653 million represented long-term debt that was reclassified as short-term liabilities as of that date because of covenant violations), RUB 496,390 million and RUB 397,743 million, respectively. The group’s borrowings under these credit facilities (except for special-purpose borrowings such as pre-export facilities, Vnesheconombank’s facilities as well as factoring and overdraft facilities) carried a weighted average interest rate of approximately 10.3%, 15.0% and 12.0% as of December 31, 2016, 2015 and 2014, respectively. See “— Restrictive Covenants” for further information about our covenant violations.

The following table summarizes our liquidity as of December 31, 2016, 2015 and 2014.

Estimated Liquidity	December 31, 2016	December 31, 2015	December 31, 2014
	(In millions of Russian rubles)
Cash and cash equivalents	1,689	3,079	3,983
Amounts available under credit facilities	373	409	1,879

Total estimated liquidity	2,062	3,488	5,862

Short-term debt (short-term borrowings and current portion of long-term debt) decreased by RUB 57,509 million, or 11.7%, to RUB 434,164 million as of December 31, 2016 from RUB 491,674 million as of December 31, 2015, as a result of the strengthening of the ruble against the U.S. dollar and partial repayment of current debt.

Long-term debt net of current portion increased by RUB 7,336 million, or 170.3%, to RUB 11,644 million as of December 31, 2016 from RUB 4,308 million as of December 31, 2015, as a result of bonds restructuring.

Our working capital remained negative but during the year decreased by RUB 75,835 million, or 14.7%, to RUB 441,581 million as of December 31, 2016 from RUB 517,416 million as of December 31, 2015. The main reason for decrease in working capital was reduction of financial indebtedness as a result of restructuring and repayment of our debts as well as repayment of trade and other payables.

Restructuring of financial indebtedness

In the first half of 2014, we experienced a shortage of liquidity and difficulties with refinancing of our debt; as a result, we failed to fulfill our payment obligations in connection with the servicing of interest and the repayment of our indebtedness. Since 2014, we negotiate restructuring terms with our major lenders, such as Gazprombank, Sberbank and VTB Bank, and other lenders. As a result, in August, September and December 2015, we signed agreements with VTB Bank and Gazprombank contemplating, among other things, extension of the loan tenors, decrease in the interest rates, revision of the collateral requirements and dismissal of all court proceedings. During the period from December 2015 to April 2016, we signed agreements with Sberbank contemplating, among other things, extension of the loan tenors, decrease in the interest rates and dismissal of all court proceedings. These agreements were conditional upon certain undertakings, which we have managed to fulfill. See “— Debt Financings in 2016,” “— Debt Financings in 2015,” “— Description of Certain Indebtedness,” “Item 10. Additional Information — Material Contracts” and “Item 8. Financial Information — Litigation — Debt litigation.”

VTB Bank restructuring became effective in October 2015. Gazprombank restructuring became partially effective in the first quarter of 2016 after conversion of the U.S. dollar-denominated credit facilities into Russian rubles. Restructuring under all facilities with Gazprombank became effective in June 2016 after obtainment of approval on suretyship provision by Mechel on our general shareholders’ meeting. Restructuring agreements with Sberbank came into effect upon signing. In April 2016, Southern Kuzbass Coal Company’s debt was assigned from Sberbank to Gazprombank in the amount of 31.5 billion rubles ($423.1 million or 28.4 billion rubles at the CBR exchange rate on April 12, 2016 and 3.1 billion rubles).

In April 2016, we signed option agreements with Gazprombank providing the bank with an option to acquire a 49% stake in the Elga coal complex for a total consideration of 34.3 billion rubles. According to these agreements, we were obliged to sell to Gazprombank (after its acceptance of the option) a 49% stake in Elgaugol OOO, the owner of the subsoil license for the Elga coal deposit, a 49% stake in Elga-road OOO, the owner of the Ulak-Elga rail line which had been contributed to the registered capital of this newly established company in March 2016, and a 49% stake in MecheltransVostok OOO, the rail line’s transport operator (collectively, the “target companies”), by June 30, 2016. Gazprombank has a put option to sell its stakes (in full or in part) in the

Elga coal complex within three years following a five-year period or in case of a breach of conditions stipulated by such agreement. Put options were signed by Yakutugol and Mecheltrans (sellers of the stakes in the target companies) and are guaranteed by Mechel Mining and Southern Kuzbass Coal Company. If we fail to perform under these put options Gazprombank will have the right to buy out (call option) the remaining stakes owned by us in the target companies. A 1.99% stake in each of the target companies is pledged in favor of Gazprombank as a security for the call option. The transaction was completed in June 2016 and all proceeds from the sale of these stakes were used for repayment of our debt to Gazprombank, Sberbank and Sberbank Leasing AO.

In December 2016, we signed the last set of agreements with VTB Bank which provide for an extension of the repayment grace period until 2020 and the final maturity until 2022. On April 6 and 10, 2017, we received confirmation from Gazprombank, VTB Bank and Sberbank with respect to coming into effect of the similar provisions under the relevant facility agreements.

As part of the restructuring, in January 2017, VTB Capital Plc and Skyblock Limited entered into a call option agreement for 5% of issued preferred shares in the share capital of Mechel, which we have pledged in favor of VTB Capital Plc to secure performance of our obligations under the call option agreement. VTB Capital Plc has a right to exercise this call option during the period from April 1, 2017 to December 31, 2020. In April 2017, VTB Capital Plc exercised its option right to buy 5% of Mechel’s preferred shares, but we have requested the bank to extend the start date of the option period by one year until April 1, 2018. Skyblock Limited did not fulfill its obligations under the option notice. Negotiations on amending the terms of the option are ongoing.

In September 2015, we restructured the debt under two series of Russian ruble bonds in an aggregate amount of 10.0 billion rubles. In June-July 2016, we restructured the debt under four series of Russian ruble bonds in an aggregate amount of approximately 18.4 billion rubles. See “— Description of Certain Indebtedness — Russian bonds” for a description of the terms of restructuring.

During the period from December 2015 to May 2016, we signed settlement agreements with Sberbank Leasing AO which waived our previous defaults and restructured our future payment schedules. The settlement agreements were approved by the court in March-September 2016. In November 2016 and February 2017, we signed settlement agreements with VTB Leasing JSC which restructured our overdue payments. The settlement agreements became effective upon approval by the court in January-April 2017.

We continue to negotiate financial restructuring with our international lenders.

Outlook for 2017

Our objective is to ensure that our group meets its liquidity requirements and payment obligations to creditors, continues capital expenditures, properly services its debt, restructures the remaining part of the non-restructured indebtedness, mainly with international creditors, and continues as a going concern. To accomplish that, we will continue to seek the restructuring of our existing non-restructured indebtedness in order to alleviate the pressure on our cash flows. We intend to make a long-term restructuring of our debt portfolio with repayment grace periods which will allow us to restore working capital, improve efficiency of operations and provide ability to make full service of debt in accordance with new repayment schedules as well as use all available free cash flow for repayment of debt through cash sweep mechanism.

We believe we will not be able to obtain significant new borrowings in the near future; however we may consider certain divestments and invite financial or strategic investors into our businesses in order to reduce the debt burden. We believe that cash generated from operations, subject to successful completion of debt restructuring, improved market conditions and reduced costs will be sufficient to meet our capital expenditures and debt service payments in 2017. Furthermore, we believe that we have the flexibility in deferring our non-critical capital expenditures and in managing our working capital to provide further financial flexibility as needed.

Debt Financings in 2017

We have not entered into new material financing agreements as of the date hereof. For developments relating to existing financings please refer to “— Description of Certain Indebtedness,” “Item 10. Additional Information — Material Contracts” and “Item 8. Financial Information — Significant Changes.”

Debt Financings in 2016

During the course of 2016, we managed to reach further agreement with VTB Bank which agreed to extend the final maturity of the loans until 2022 (similarly to Gazprombank and Sberbank), finalized the restructuring of Russian ruble bonds, signed settlement agreements with Sberbank which assigned part of Sberbank’s debt to Gazprombank and finalized the restructuring with Gazprombank. See “— Description of Certain Indebtedness” and “Item 10. Additional Information — Material Contracts.”

In December 2016, Yakutugol, Southern Kuzbass Coal Company and Chelyabinsk Metallurgical Plant signed amendments to their credit facility agreements with VTB Bank totaling approximately 25.4 billion rubles (approximately $419.9 million as of December 31, 2016) which provide for an extension of the repayment grace period until April 2020 and the final maturity until April 2022.

In December 2016, Mechel signed an amendment to its credit facility agreement with VTB Bank totaling 44.8 billion rubles (approximately $738.1 million as of December 31, 2016) which provides for an extension of the repayment grace period until April 2020 and the final maturity until April 2022. In addition, in December 2016, Chelyabinsk Metallurgical Plant entered into a credit facility agreement with VTB Bank with a credit limit of 30.0 billion rubles (approximately $494.6 million as of December 31, 2016) to refinance Mechel’s debt under the credit facility agreement with VTB Bank. The facility also has a grace period until April 2020 and the final maturity until April 2022.

In June-July 2016, we restructured the debt under Russian bonds of the 04, 17, 18 and 19 series in the aggregate amount of approximately 18.4 billion rubles.

In June 2016, our subsidiaries amended their credit facility agreements with Gazprombank to capitalize accrued and unpaid interests. We must repay these amounts and interests accrued on them during the period from April 15, 2017 to March 30, 2018.

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

In February 2016, we signed restructuring agreements with Sberbank for Chelyabinsk Metallurgical Plant, Izhstal, Bratsk Ferroalloy Plant, Yakutugol, Korshunov Mining Plant, Mechel Trading and Southern Kuzbass Coal Company facilities totaling approximately 29.3 billion rubles and $100.0 million. Restructuring granted an extension of grace period and final maturity, new interest rates, partial capitalization of interests, as well as new levels of financial covenants.

In January 2016, part of Gazprombank debt, namely $400.0 million and $200.0 million credit facilities for Southern Kuzbass Coal Company and $385.8 million and $300.0 million credit facilities for Yakutugol were converted into rubles resulting in the total debt of approximately 99.0 billion rubles. Restructuring of these converted facilities became effective.

Debt Financings in 2015

During the course of 2015, we managed to reach an agreement with a part of our major creditors such as VTB Bank, Gazprombank, Sberbank and some others on the restructuring of the group’s loan agreements including but not limited to the extension of the tenor of the loans, partial capitalization of interest payments, extension of the grace period and change of the interest rate calculation. See “— Description of Certain Indebtedness” and “Item 10. Additional Information — Material Contracts.”

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

In August and December 2015, Mechel Service, Chelyabinsk Metallurgical Plant, Mechel Energo, Beloretsk Metallurgical Plant, Port Posiet, Mechel Coke and Urals Stampings Plant signed amendments to their credit facility agreements with Gazprombank for a total amount of 26.8 billion rubles (approximately $367.3 million as of December 31, 2015), providing for an extension of the grace period until June 2020 and the final maturity until April 2022. The extension was subject to fulfillment of certain conditions. In June 2016, restructuring of these credit facilities became effective.

In August and December 2015, Yakutugol and Southern Kuzbass Coal Company signed amendments to their credit facility agreements with Gazprombank to restructure debt in a total amount of approximately $1.3 billion (approximately 93.7 billion rubles as of December 31, 2015), providing for an extension of the grace period until January 2020 and the final maturity until April 2022, as well as the conversion into Russian rubles. The extension was subject to fulfillment of certain conditions. Restructuring of these credit facilities became effective in January 2016.

In August and December 2015, Yakutugol signed amendments to its credit facility agreement with Gazprombank to restructure debt totaling $103.1 million (approximately 7.5 billion rubles as of December 31, 2015), providing for an extension of the grace period until March 2020 and the final maturity until April 2022, as well as the conversion into Russian rubles. The extension was subject to fulfillment of certain conditions. Restructuring became effective upon conversion of the loan amount in March 2016.

In November 2015, Mechel Service signed amendments to its credit facilities with Moscow Credit Bank to restructure debt in the total amount of $83.3 million, providing for an extension of the final maturity until February 2017. In December 2016, the final maturity was extended until December 2019.

In September 2015, we restructured the debt under Russian bonds of the 13 and 14 series in the aggregate amount of approximately 10.0 billion rubles.

In September 2015, Chelyabinsk Metallurgical Plant entered into an approximately 8.0 billion ruble (as calculated based on the market spot rate as of October 27, 2015) credit facility agreement with VTB Bank to refinance debts of Skyblock Limited and HBL Holding GmbH totaling $107.7 million and €14.5 million, respectively, provided by VTB Bank. The facility had a grace period until April 2017 and the final maturity until April 2020. In December 2016, Chelyabinsk Metallurgical Plant signed an amendment which provides for an extension of the grace period until April 2020 and the final maturity until April 2022.

In September 2015, Yakutugol and Southern Kuzbass Coal Company signed amendments to their credit facility agreements with VTB Bank to restructure debt in the total amount of 15.8 billion rubles (approximately $217.1 million as of December 31, 2015), providing for an extension of the repayment grace period until April 2017 and the final maturity until April 2020. The restructuring came into effect on October 13, 2015. In December 2016, we signed amendments which provide extension of the repayment grace period and the final maturity.

In September 2015, Southern Kuzbass Coal Company signed an amendment to its credit facility agreement with VTB Bank to restructure debt totaling 1.6 billion rubles (approximately $22.6 million as of December 31, 2015), providing for an extension of the repayment grace period until April 6, 2017 and the final maturity until April 6, 2020. The restructuring came into effect on October 13, 2015. In December 2016, we signed an amendment which provides extension of the repayment grace period and the final maturity.

In September 2015, Mechel signed an amendment to its credit facility agreement with VTB Bank to restructure debt in the total amount of 44.8 billion rubles (approximately $614.3 million as of December 31, 2015), providing for an extension of the repayment grace period until April 2017 and the final maturity until April 2020. The restructuring came into effect on October 13, 2015. In December 2016, we signed an amendment which provides extension of the repayment grace period and the final maturity.

In September 2015, Yakutugol signed a settlement agreement with Eurasian Development Bank to restructure debt in the amount of approximately 1.9 billion rubles (approximately $25.5 million as of December 31, 2015). The final maturity of the credit facility agreement is extended until June 2018.

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

Debt Financings in 2013

During the course of 2013, we continued our refinancing efforts through extending some of our existing credit facilities, amending financial covenants, including agreeing with the lenders on a covenant holiday for Mechel and Mechel Mining’s ratios of net borrowings to EBITDA for the relevant periods ending on December 31, 2013 and June 30, 2014. See “— Description of Certain Indebtedness” and “Item 10. Additional Information — Material Contracts.”

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

In October 2013, our subsidiary Elgaugol entered into a $150.0 million bridge loan with Vnesheconombank with a tenor of six months for the development of the Elga coal complex. As of December 31, 2016, the overdue principal and the overdue interest amounted to $146.4 million and approximately $4.9 million (approximately 8.9 billion rubles and 297.9 million rubles), respectively. We hold negotiations with Vnesheconombank with respect to restructuring of the bridge loan. See also “Item 10. Additional Information — Material Contracts — Project Finance — Credit Facility for Elgaugol from Vnesheconombank.”

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

Restrictive Covenants

Almost all of our loan agreements contain a number of covenants and restrictions. Such covenants and restrictions include, but are not limited to, financial ratios, various limitations, as well as acceleration and cross-default provisions. Unless a breach is remedied or a waiver is obtained, a breach of such covenants and restrictions generally permits lenders to demand accelerated repayment of principal and interest under their respective loan agreements. In addition, in the event of a payment default or the violation of certain other covenants and restrictions, creditors under other loan agreements can demand accelerated repayment of principal and interest under such other loan agreements pursuant to the cross-default provisions in such other agreements. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Our failure to comply with the payment and other obligations in our credit facilities caused some of our creditors to accelerate amounts due under their loan agreements and such failure, or like failure in the future, may cause the acceleration of our other outstanding debt, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — If we are unable to restructure all of our indebtedness or fail to comply with the new terms of the restructured indebtedness, our lenders may claim for accelerated repayment, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We have a substantial amount of outstanding indebtedness with restrictive financial covenants and most shares and assets in our subsidiaries are pledged.”

The table below sets out restrictive financial covenants contained in our most significant loan agreements and the actual ratios/amounts as of December 31, 2016.

Restrictive Covenant	Requirement	Actual as of December 31, 2016
Mechel’s Net Borrowings(1) to EBITDA ratio	Shall not exceed 9.0:1	7.18:1
Mechel’s Total Borrowings to EBITDA ratio	Shall not exceed 7.5:1	7.48:1
Mechel’s EBITDA(2) to Net Interest Expense ratio	Shall not be less than 1.25:1	1.36:1
Mechel’s EBITDA to Consolidated Financial Expense ratio	Shall not be less than 1.25:1	1.28:1

(1)	Net Borrowings and Total Borrowings are calculated according to the respective definitions set by the credit agreements. Generally, Total Borrowings includes outstanding loans, finance lease, bonds and other financial liability balances; Net Borrowings is equal to Total Borrowings less cash and cash equivalents, and excludes Net Borrowings of Elgaugol (set by the Vnesheconombank’s credit facility).
(2)	EBITDA is calculated according to the respective definitions set by the credit agreements and may differ from the disclosed Consolidated Adjusted EBITDA.

As of December 31, 2016, we were in compliance with major financial covenants contained in the group’s restructured loan agreements.

Our restructured loan agreements contain a number of non-financial covenants, including but not limited to restrictions on new debt, intra-group loans, new guarantees and/or security, maximum level of indebtedness in respect of various payment obligations, minimum level of net assets, maximum allowed level of legal claims, various information and certain other covenants. The covenants also include limitations on the amount of dividends on our common and preferred shares, and amounts that can be spent for capital expenditures, new investments and acquisitions.

As of December 31, 2016, we were in breach of a number of non-financial covenants under our restructured loan agreements. Such covenant breaches include, among others, the breach of minimum level of the borrowers’ net assets and the granting of guarantees for our group companies without the prior consent of the lenders. As of the date hereof, certain breaches of the non-financial covenants under the group’s restructured loan agreements have been waived.

As of December 31, 2016, we failed to pay scheduled principal and interest amounts and we were in breach of most financial and non-financial covenants under the group’s non-restructured loan agreements, primarily with international lenders. In particular, financial covenants we were not in compliance include the Net Borrowings to

EBITDA ratio and the EBITDA to Net Interest Expense ratio, as well as the targeted amount of Adjusted Shareholder Equity. As of the date hereof, we did not remedy or obtain the required waivers with respect to the failure to pay amounts due and the breaches of the financial and non-financial covenants under the applicable loan agreements.

The failure to pay the scheduled principal and interest amounts as described above, as well as the breach of financial and other covenants in our loan agreements, which were not remedied by us or waived by our creditors, permit the creditors under those loan agreements to accelerate the payment of principal and interest under those loan agreements, as well as trigger cross-default provisions under a number of other facilities, permitting the respective lenders under such other facilities to accelerate the payment of principal and interest under their loans. For a description of the current terms of our loan agreements, see “— Description of Certain Indebtedness” and “Item 10. Additional Information — Material Contracts.”

The failure to pay amounts due, the non-compliance with financial and non-financial covenants and the triggering of the cross-default provisions resulted in the reclassification of our group’s long-term debt into short-term liabilities in the amount of RUB 260,653 million as of December 31, 2016.

For a description of the existing payment defaults, breaches of covenants and restrictions, see “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

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

To forecast key product prices, exchange rates dynamics and inflation rates we use a wide variety of sources including the following institutions: Ministry of Economic Development of the Russian Federation, leading investment banks, CRU, Metal Expert, World Bank, Oxford Economics, Consensus Economics, etc. — along with our own estimates.

As of December 31, 2016, we projected the following financial covenant ratios for the forthcoming six-month and 12-month periods, which we are required to comply with under our most significant loan agreements:

Restrictive Covenant	Requirement	Projection as of June 30, 2017	Projection as of December 31, 2017
Mechel’s Net Borrowings to EBITDA ratio	Shall not exceed 8.0:1	4.9:1	4.4:1
Mechel’s Total Borrowings to EBITDA ratio	Shall not exceed 5.5:1	5.5:1	5.2:1
Mechel’s EBITDA to Net Interest Expense ratio	Shall not be less than 1.5:1	2.2:1	2.4:1
Mechel’s EBITDA to Consolidated Financial Expense ratio	Shall not be less than 1.5:1	2.2:1	2.4:1
Mechel’s operational cash flow to EBITDA ratio	Shall not be less than 0.8:1	1.2:1	1.2:1
Mechel’s EBITDA to Revenues ratio	Shall not be less than 0.2:1	0.2:1	0.2:1
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

As of December 31, 2014, the amount outstanding under the credit facility was $103.1 million. In August and December 2015, Yakutugol signed amendments to the credit facility agreement with Gazprombank to restructure debt totaling $103.1 million. In March 2016, the loan amount was converted into rubles resulting in the debt of 6.9 billion rubles. Restructuring of the credit facility became effective.

In June 2016, Yakutugol entered into an amendment to its credit facility agreement under which accrued and unpaid interest in the amount of 584.7 million rubles was capitalized. We must repay this amount and interest accrued on it on a monthly basis during the period from April 15, 2017 to March 30, 2018.

Interest rate and interest period

Starting from the effective date, the interest is payable at the CBR key rate plus 1.5% per year. The lender may change the interest rate on the CBR key rate plus 3.5% per year if the borrower fails to meet the payment schedule of accrued and unpaid interest. During the grace period, we apply the rate of 8.75% for interest repayment. The remaining unpaid interests are being capitalized and paid in accordance with the principal repayment schedule.

Repayment and prepayments

The final maturity date is April 20, 2022. Repayment is to be made in equal monthly installments starting from March 31, 2020. The lender may change the final maturity date on April 20, 2020 if the borrower fails to meet the payment schedule of accrued and unpaid interest. In this case repayment is to be made in equal monthly installments starting from the month when such failure occurred.

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

Covenants and other matters

For the relevant period ending on December 31, 2016, we were not in compliance with certain non-financial covenants. We have requested the bank to waive our breaches.

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

In December 2016, Yakutugol and Southern Kuzbass Coal Company signed amendments to their credit facility agreements with VTB Bank which provide for an extension of the repayment grace period until April 2020 and the final maturity until April 2022.

Interest rate and interest period

Interest under the credit facilities is payable at the CBR key rate plus 1.5% per year. The lender may increase the interest rate by 1% per year if the borrowers fail to meet certain obligations under the credit facilities. During the grace period, we apply the rate of 8.75% for interest repayment. The remaining unpaid interests are being capitalized and paid on the final maturity date.

Repayment and prepayments

The final maturity of the credit facilities for both Southern Kuzbass Coal Company and Yakutugol is April 6, 2022. Each of the facilities is to be repaid in equal monthly installments starting on April 6, 2020. Prepayment for all or part of the loan amounts is allowed subject to simultaneous compliance with certain requirements.

Guarantee

The borrowers’ obligations are guaranteed by Mechel Mining, Mechel Carbon, Mechel Carbon Singapore, Mechel Trading, Korshunov Mining Plant, Urals Stampings Plant, Chelyabinsk Metallurgical Plant, Mechel and cross guarantee between Southern Kuzbass Coal Company and Yakutugol.

Security

The borrowers’ obligations are secured by a pledge of 25%-3 shares of Yakutugol, 25%+1 share of Southern Kuzbass Coal Company, 25%+1 share of Korshunov Mining Plant, 25%+1 share of Urals Stampings Plant and 46.66%-1 share of Chelyabinsk Metallurgical Plant.

Covenants and other matters

For the relevant period ending on December 31, 2016, we were not in compliance with certain non-financial covenants. We have requested the bank to waive our breaches and the respective waivers were obtained for certain of such breaches.

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

In February 2016, Chelyabinsk Metallurgical Plant signed an amendment to its credit facility agreement with Sberbank to restructure debt in the total amount of 15.0 billion rubles. The amendment became effective upon signing, all overdue interest payments were capitalized, except for agreed amount which was paid in June 2016.

In December 2016, part of the principal was restructured to be paid according to the agreed schedule (final repayment month is October 2017).

Interest rate and interest period

Starting from April 1, 2016, the interest under the credit facility is payable at the CBR key rate plus 1.5% per year. The lender may change the interest rate to the CBR key rate plus 3.5% per year if Gazprombank and VTB Bank decide to change the interest rate. During the grace period, we apply the rate of 8.75% for interest repayment. The remaining unpaid interests are being capitalized and paid at the final maturity date.

Repayment and prepayments

The final maturity date is April 10, 2022. Pursuant to the settlement agreement with Sberbank which was approved by the court in December 2016, the payment of 4.5 billion rubles shall be made until October 2017, as well as we are required to repay approximately 4.5 billion rubles on October 15, 2017. The remaining amount is payable in equal monthly installments starting from January 10, 2020. The borrower may prepay the loan in full or in part with prior notice to the lender.

Guarantee

The borrower’s obligations under the credit facility agreement are guaranteed by Mechel, Mecheltrans, Mechel Service, Bratsk Ferroalloy Plant, Izhstal, Yakutugol, Korshunov Mining Plant, Southern Kuzbass Coal Company and Mechel Mining.

Security

Starting from March 2016, the credit facility shares one security package with other credit facilities: a pledge of 25%+1 share of Mechel Mining, a pledge of 25%+1 share of Beloretsk Metallurgical Plant, pledges of movable assets and mortgage over immovable assets of other Sberbank borrowers within Mechel group.

Covenants and other matters

For the relevant period ending on December 31, 2016, we were not in compliance with certain non-financial covenants. We have requested the bank to waive our breaches and the respective waivers were obtained for certain of such breaches.

Under the credit facility agreement, Mechel group’s ratio of total borrowings to EBITDA shall not exceed 7.5:1 as of December 31, 2016, 5.5:1 as of June 30, 2017 and December 31, 2017, 4.5:1 as of June 30, 2018 and December 31, 2018, 3.5:1 as of June 30, 2019 and December 31, 2019, 3.0:1 as of June 30, 2020 and thereafter. Mechel group’s ratio of EBITDA to consolidated financial expense shall not fall below 1.25:1 as of December 31, 2016, 1.5:1 as of June 30, 2017 and December 31, 2017, 1.75:1 as of June 30, 2018 and December 31, 2018, 2.0:1 as of June 30, 2019 and December 31, 2019, 2.5:1 as of June 30, 2020 and thereafter.

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

In February 2016, Mechel Trading signed an amendment to its credit facility with Sberbank to restructure debt totaling $100.0 million. The amendment became effective upon signing, all overdue interest payments were capitalized, except for agreed amount which was paid in June 2016.

Interest rate and interest period

The interest rate under both tranches is payable quarterly at 3-month LIBOR plus a margin of 7%. Starting from January 1, 2016 and during the grace period, we apply the rate of 3-month LIBOR plus a margin of 5% for interest repayment. The remaining unpaid interests are being capitalized and paid at the final maturity date.

Repayment and prepayments

The final maturity date is April 10, 2022. The repayment is to be made in equal monthly installments starting from January 10, 2020. The borrower may prepay the loan in full or in part with prior notice to the lender.

Guarantee

The borrower’s obligations under the credit facility are guaranteed by Mechel, Mecheltrans, Mechel Service, Bratsk Ferroalloy Plant, Izhstal, Yakutugol, Korshunov Mining Plant, Southern Kuzbass Coal Company and Mechel Mining.

Security

Starting from March 2016, the credit facility shares one security package with other credit facilities: a pledge of 25%+1 share of Mechel Mining, a pledge of 25%+1 share of Beloretsk Metallurgical Plant, pledges of movable assets and mortgage over immovable assets of other Sberbank borrowers within Mechel group.

Covenants and other matters

For the relevant period ending on December 31, 2016, we were in compliance with the financial and non-financial covenants.

Under the credit facility agreement, Mechel group’s ratio of total borrowings to EBITDA shall not exceed 7.5:1 as of December 31, 2016, 5.5:1 as of June 30, 2017 and December 31, 2017, 4.5:1 as of June 30, 2018 and December 31, 2018, 3.5:1 as of June 30, 2019 and December 31, 2019, 3.0:1 as of June 30, 2020 and thereafter. Mechel group’s ratio of EBITDA to consolidated financial expense shall not fall below 1.25:1 as of December 31, 2016, 1.5:1 as of June 30, 2017 and December 31, 2017, 1.75:1 as of June 30, 2018 and December 31, 2018, 2.0:1 as of June 30, 2019 and December 31, 2019, 2.5:1 as of June 30, 2020 and thereafter.

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

In February 2016, Chelyabinsk Metallurgical Plant signed an amendment to its credit facility agreement with Sberbank to restructure debt in the total amount of 12.4 billion rubles. The amendment became effective upon signing, all overdue interest payments were capitalized, except for agreed amount which was paid in June 2016.

In December 2016, part of the principal was restructured to be paid according to the agreed schedule (final repayment month is July 2017).

Interest rate and interest period

Starting from April 1, 2016, the interest under the credit facility is payable at the CBR key rate plus 1.5% per year. The lender may change the interest rate to the CBR key rate plus 3.5% per year if Gazprombank and VTB Bank decide to change the interest rate. During the grace period, we apply the rate of 8.75% for interest repayment. The remaining unpaid interests are being capitalized and paid at the final maturity date.

Repayment and prepayments

The final maturity date is April 10, 2022. Pursuant to the settlement agreement with Sberbank which was approved by the court in December 2016, the payment of 1.2 billion rubles shall be made until July 2017. The remaining amount is payable in equal monthly installments starting from January 10, 2020. The borrower may prepay the loan in full or in part with prior notice to the lender.

Guarantee

The borrower’s obligations under the credit facility agreement are guaranteed by Mechel, Mecheltrans, Mechel Service, Bratsk Ferroalloy Plant, Izhstal, Yakutugol, Korshunov Mining Plant, Southern Kuzbass Coal Company and Mechel Mining.

Security

Starting from March 2016, the credit facility shares one security package with other credit facilities: a pledge of 25%+1 share of Mechel Mining, a pledge of 25%+1 share of Beloretsk Metallurgical Plant, pledges of movable assets and mortgage over immovable assets of other Sberbank borrowers within Mechel group.

Covenants and other matters

For the relevant period ending on December 31, 2016, we were not in compliance with certain non-financial covenants. We have requested the bank to waive our breaches and the respective waivers were obtained for certain of such breaches.

Under the credit facility agreement, Mechel group’s ratio of total borrowings to EBITDA shall not exceed 7.5:1 as of December 31, 2016, 5.5:1 as of June 30, 2017 and December 31, 2017, 4.5:1 as of June 30, 2018 and December 31, 2018, 3.5:1 as of June 30, 2019 and December 31, 2019, 3.0:1 as of June 30, 2020 and thereafter.

Mechel group’s ratio of EBITDA to consolidated financial expense shall not fall below 1.25:1 as of December 31, 2016, 1.5:1 as of June 30, 2017 and December 31, 2017, 1.75:1 as of June 30, 2018 and December 31, 2018, 2.0:1 as of June 30, 2019 and December 31, 2019, 2.5:1 as of June 30, 2020 and thereafter.

The credit facility agreement contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreement is governed by Russian law.

Credit Facility Agreement for Chelyabinsk Metallurgical Plant from VTB Bank

General

In September 2015, Chelyabinsk Metallurgical Plant entered into an approximately 8.0 billion ruble (as calculated based on the market spot rate as of October 27, 2015) credit facility agreement with VTB Bank to refinance debts of Skyblock Limited totaling $107.7 million, which consists of principal and interest in the amount of $101.9 million and $5.8 million, respectively, and HBL Holding GmbH totaling €14.5 million, provided by VTB Bank. The facility had a grace period until April 2017 and the final maturity until April 2020.

In December 2016, Chelyabinsk Metallurgical Plant signed an amendment to its credit facility agreement with VTB Bank which provides for an extension of the repayment grace period until April 2020 and the final maturity until April 2022.

Interest rate and interest period

Interest under the credit facility is payable at the CBR key rate plus 1.5% per year. The lender may increase the interest rate by 1% per year if the borrower fails to meet certain obligations under the credit facility. During the grace period, we apply the rate of 8.75% for interest repayment. The remaining unpaid interest is being capitalized and paid on the final maturity date.

Repayment and prepayments

The credit facility is repayable in equal monthly installments starting on April 6, 2020. The final maturity date is April 6, 2022. The borrower may prepay the loan in full or in part subject to simultaneous compliance with certain requirements.

Guarantee

The borrower’s obligations are guaranteed by Southern Kuzbass Coal Company, Korshunov Mining Plant, Urals Stampings Plant, Mechel, Yakutugol, Mechel Mining, Mechel Trading, Mechel Carbon Singapore and Mechel Carbon.

Security

The borrower’s obligations are secured by a pledge of 25%-3 shares of Yakutugol, 25%+1 share of Southern Kuzbass Coal Company, 25%+1 share of Korshunov Mining Plant, 25%+1 share of Urals Stampings Plant and 46.66%-1 share of Chelyabinsk Metallurgical Plant.

Covenants and other matters

For the relevant period ending on December 31, 2016, we were not in compliance with certain non-financial covenants. We have requested the bank to waive our breaches and the respective waivers were obtained for certain of such breaches.

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

Russian bonds

On July 30, 2009, we placed series 04 non-convertible interest-bearing bonds in an aggregate principal amount of 5.0 billion rubles. The bonds are registered with the FFMS and admitted to trading and listed at MICEX. The bonds are secured by a guarantee from Yakutugol. The proceeds were used to fund the construction of the Elga coal complex. The bonds are due on July 21, 2016. The bonds bear a coupon to be paid quarterly. The interest rate for the first 12 coupons was set at 19% per annum, for the 13-16 coupons was set at 11.25% per annum, for the 17-22 coupons was set at 13% per annum, for the 23-24 coupons was set at 8% per annum and for the 25-28 coupons was set at 2% per annum. We partially redeemed the bonds ahead of maturity on July 29, 2013 in the amount of 1.349 billion rubles, on January 27, 2014 in the amount of 1.276 billion rubles, on July 28, 2014 in the amount of 858 million rubles, on January 26, 2015 in the amount of 325 million rubles and on July 27, 2015 in the amount of 372.43 million rubles. In July 2016, we restructured the series 04 bonds. On June 20, 2016, we published public irrevocable offers through which the bondholders were proposed to amend current schedules of redemption of the bonds and to waive the right to demand early redemption of the bonds. On July 7, 2016, the majority of the series 04 bondholders approved the new terms at the general meeting of bondholders. On July 28, 2016, the CBR registered amendments to the equity documents, including a schedule of partial redemption of the par value. The maturity of the bonds is extended until July 15, 2021. The interest rate is set as follows: for the 29 coupon at 13%, for the 30 coupon at 12.5%, for the 31 coupon at 12.75%, for the 32 coupon at 12.625%, for the 33-36 coupons at (12%+(key rate +2.5%))/2, for the 37-40 coupons at (11%+(key rate +2.5%))/2, for the 41-44 coupons at (10%+(key rate +2.5%))/2 and for the 45-48 coupons at (9%+(key rate +2.5%))/2. On August 11, 2016 and October 20, 2016, we partially redeemed 3.5% of the par value. On January 19, 2017, we partially redeemed 4% of the par value. We will gradually redeem the par value of the series 04 bonds: 4% of par value on April 20, 2017 and 5% of par value on each of July 20, 2017, October 19, 2017, January 18, 2018, April 19, 2018, July 19, 2018, October 18, 2018, January 17, 2019, April 18, 2019, July 18, 2019, October 17, 2019, January 16, 2020, April 16, 2020, July 16, 2020, October 15, 2020, January 14, 2021, April 15, 2021 and July 15, 2021.

On September 7, 2010, we placed series 13 and series 14 non-convertible interest-bearing bonds in an aggregate principal amount of 10.0 billion rubles. The bonds are registered with the FFMS and admitted to trading and listed at MICEX. The proceeds were used to fund the working capital of our group, refinance the existing loan agreements, as well as to finance the construction of the Elga coal complex and other investment projects of our group. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 10 coupons was set at 10% per annum. In September 2015, we restructured the debt under series 13 and series 14 bonds. We were entitled to redeem the bonds on September 3, 2015, but failed to fulfill our obligations. On September 14, 2015, we published public irrevocable offers through which the bondholders were proposed to amend current schedules of redemption of the bonds and to waive the right to demand early redemption of the bonds. On September 17, 2015, the majority of the series 13 and 14 bondholders approved the new terms at the general meeting of bondholders. On October 21, 2015, the CBR registered amendments to the equity documents. In accordance with the new terms, the interest rate is set for the 11-13 coupons at 15% per annum, for the 14-15 coupons at 14% per annum and for the following coupon periods is determined by a formula based on the CBR key rate. The interest rate is set as follows: for the 16-17 coupons at (13%+(key rate +4%))/2 and for the 18-19 coupons at (12%+(key rate +4%))/2. We have to redeem the bonds amounting up to 500 thousand bonds of each series on September 28, 2015 and amounting up to 250 thousand bonds of each series on March 1, 2016 and August 30, 2016. On February 28, 2017, we partially redeemed 10% of the par value. We will gradually redeem the par value of both series of the bonds: 10% of par value on August 29, 2017 and February 27, 2018, 15% of par value on August 28, 2018 and February 26, 2019 and 20% of par value on August 27, 2019 and February 25, 2020. The bonds are due on February 25, 2020. On September 28, 2015, we partially redeemed the bonds of both series in the total amount of 999.34 million rubles which equaled to 999,341 bonds. On March 1, 2016, we partially redeemed the bonds of both series in the total amount of 485.1 million rubles which equaled to 485,089 bonds. On August 30, 2016, we partially redeemed the bonds of both series in the total amount of 499.65 million rubles which equaled to 499,654 bonds.

On February 22, 2011, we placed series 15 and series 16 non-convertible interest-bearing bonds in an aggregate principal amount of 10.0 billion rubles. The bonds are registered with the FFMS and admitted to trading and listed at MICEX. The proceeds were used to fund the working capital of our group, refinance the existing loan agreements, as well as to finance the construction of the Elga coal complex and other investment projects of our group. The bonds are due on February 9, 2021. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 6 coupons was set at 8.25% per annum, for the 7-8 coupons was set at 13% per annum, for the 9-11 coupons was set at 8% per annum and for the 12-20 coupons was set at 8% per annum. We partially redeemed the series 15 and series 16 bonds ahead of maturity on February 20, 2014 in the amount of 8.149 billion rubles, on August 21, 2014 in the amount of 75 million rubles and on February 19, 2015 in the amount of 37.2 million rubles. On August 18, 2016, we partially redeemed the series 15 bonds in the amount of 6.16 million rubles. The option to demand early redemption of the series 16 bonds was replaced with the novation agreement approved at the general meeting of bondholders on August 4, 2016.

On June 9, 2011, we placed series 17 and series 18 non-convertible interest-bearing bonds in an aggregate principal amount of 10.0 billion rubles. The bonds are registered with the FFMS and admitted to trading and listed at MICEX. The proceeds were used to refinance our short-term debt. The bonds are due on May 27, 2021. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 10 coupons was set at 8.40% per annum. In June 2016, we restructured the debt under series 17 and series 18 bonds. On May 11, 2016, we published public irrevocable offers through which the bondholders were proposed to amend current schedules of redemption of the bonds and to waive the right to demand early redemption of the bonds. On May 25, 2016, the majority of the series 17 and 18 bondholders approved the new terms at the general meeting of bondholders. On June 28, 2016, the CBR registered amendments to the equity documents, including a schedule of partial redemption of the par value. The interest rate is set as follows: for the 11 coupon at 13.5%, for the 12 coupon at 13%, for the 13-14 coupons at (12.5%+(key rate +2.5%))/2, for the 15-16 coupons at (11.5%+(key rate +2.5%))/2, for the 17-18 coupons at (10.5%+(key rate +2.5%))/2 and for the 19-20 coupons at (9.5%+(key rate +2.5%))/2. We partially redeemed 3.5% of the par value on July 12, 2016 and September 1, 2016 and 4% of the par value on December 1, 2016 and March 2, 2017. We will gradually redeem the par value of both series of the bonds: 5% of par value on each of June 1, 2017, August 31, 2017, November 30, 2017, March 1, 2018, May 31, 2018, August 30, 2018, November 29, 2018, February 28, 2019, May 30, 2019, August 29, 2019, November 28, 2019, February 27, 2020, May 28, 2020, August 27, 2020, November 26, 2020, February 25, 2021 and May 27, 2021.

On June 14, 2011, we placed series 19 non-convertible interest-bearing bonds in an aggregate principal amount of 5.0 billion rubles. The bonds are registered with the FFMS and admitted to trading and listed at MICEX. The proceeds were used to refinance our short-term debt. The bonds are due on June 1, 2021. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 10 coupons was set at 8.40% per annum. In July 2016, we restructured the bonds series 19. On May 11, 2016, we published public irrevocable offers through which the bondholders were proposed to amend current schedules of redemption of the bonds and to waive the right to demand early redemption of the bonds. On May 25, 2016, the majority of the series 19 bondholders approved the new terms at the general meeting of bondholders. On July 21, 2016, the CBR registered amendments to the equity documents, including a schedule of partial redemption of the par value. The interest rate is set as follows: for the 11 coupon at 13.5%, for the 12 coupon at 13%, for the 13-14 coupons at (12.5%+(key rate +2.5%))/2, for the 15-16 coupons at (11.5%+(key rate +2.5%))/2, for the 17-18 coupons at (10.5%+(key rate +2.5%))/2 and for the 19-20 coupons at (9.5%+(key rate +2.5%))/2. We partially redeemed 3.5% of the par value on August 4, 2016 and September 6, 2016 and 4% of the par value on December 6, 2016 and March 7, 2017. We will gradually redeem the par value of the bonds series 19: 5% of par value on each of June 6, 2017, September 5, 2017, December 5, 2017, March 6, 2018, June 5, 2018, September 4, 2018, December 4, 2018, March 5, 2019, June 4, 2019, September 3, 2019, December 3, 2019, March 3, 2020, June 2, 2020, September 1, 2020, December 1, 2020, March 2, 2021 and June 1, 2021.

In March 2017, Moscow Exchange registered our 30-year exchange-traded bonds program. During the term of this program, we are able to place exchange-traded bonds for a total amount of up to 100.0 billion rubles. However, our ability to implement the program in the future is limited by restrictions under the existing loan agreements and market conditions.

Contractual Obligations and Commercial Commitments

The following table sets forth the amount of our contractual obligations and commercial commitments as of December 31, 2016.

		Payments Due by Period
Contractual Obligations and Commercial Commitments	Total	Less Than 1 Year	2-3 Years	4-5 Years	More Than 5 Years
	(In millions of Russian rubles)
Short-Term Borrowings and Current Portion of Long-Term Debt	395,569	395,569	—	—	—
Long-Term Debt Obligations, Net of Current Portion	11,645	—	6,733	4,912	—
Interest Payable(1)	16,918	16,918	—	—	—
Fines and penalties on credit facilities(2)	21,677	21,677	—	—	—
Operating Lease Obligations	63,861	1,870	3,696	3,700	54,595
Purchase Obligations(3)	2,964	2,964	—	—	—
Restructured Taxes Payable	118	118	—	—	—
Rehabilitation provision(4)	3,678	258	479	347	2,594
Pension obligations(5)(6)	4,243	944	1,413		1,886
Short-Term Finance Lease Obligations	10,176	10,176	—	—	—
Long-Term Finance Lease Obligations	421	—	299	122	—
Fines and penalties on finance lease contracts(7)	435	435	—	—	—
Contractual commitments to acquire plant, property and equipment(8)	21,932	20,675	594	—	663
Contractual commitments to acquire raw materials and for delivery of goods and services	65,650	61,891	3,035	45	679
Estimated financial costs(9)	146,018	30,740	59,184	56,094	—
Estimated average interest rate(9)	7.7%	7.2%	7.2%	8.3%	—

Total Contractual Obligations and Commercial Commitments	765,305	564,235	75,433	65,220	60,417

(1)	Interest payable is included in amount of RUB 16,918 million in current period figure. In the year ended December 31, 2016, our loan interest expense was RUB 44,164 million and we paid out RUB 30,705 million of loan interest. As of December 31, 2016, interest payable in the amount of RUB 23,034 million was included in the loan principal amount with grace period until April 2020 and final maturity until April 2022 according to debt restructuring agreements.

(2)	In the year ended December 31, 2016, we recognized RUB 5,537 million penalties on credit facilities. During the period, the amount of RUB 1,914 million was paid in cash and the amount of RUB 731 million was waived.
(3)	Accounts payable for capital expenditures.
(4)	See note 22 to the consolidated financial statements.
(5)	See note 23 to the consolidated financial statements.
(6)	Includes RUB 3,299 million pension obligations due in more than one year.
(7)	In the year ended December 31, 2016, we recognized RUB 476 million penalties on finance lease contracts. During the period, the amount of RUB 128 million was paid in cash and the amount of RUB 261 million was waived.
(8)	See note 28 to the consolidated financial statements.
(9)	Interest expense is estimated for a five-year period based on (1) estimated cash flows and change of the debt level, (2) forecasted LIBOR rate where applicable, (3) actual long-term contract interest rates and fixed rates, forecasted with reasonable assurance on the basis of historic relations with major banking institutions.

As of December 31, 2016, we guaranteed the fulfillment of obligations to third parties for a total amount of RUB 56 million. These guarantees are given by us under promissory notes, which were transferred by endorsement.

Commitments for capital expenditures were RUB 21,932 million as of December 31, 2016. This amount includes our contractual commitments related to acquisition of property, plant and equipment arising from various purchase and construction agreements in respect of railway construction for the Elga coal complex in the amount of RUB 17,782 million. See note 28 to the consolidated financial statements.

The total carrying and discounted amount of commitments under lease contracts as of December 31, 2016 is equal to RUB 103 million. See note 28 to the consolidated financial statements.

Inflation

Inflation in the Russian Federation was 5.4% in 2016, 12.9% in 2015 and 11.4% in 2014. Inflation has generally not had a material impact on our results of operations during the period under review in this section. However, we cannot guarantee that inflation will not materially adversely impact our results of operations in the future in case inflation accelerates. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Inflation could increase our costs and decrease operating margins.”

Critical Accounting Policies and Estimates

Basis of preparation

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for specific financial assets and liabilities that have been measured at fair value and certain exemptions applied by us under IFRS 1 First-time Adoption of International Financial Reporting Standards.

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

The accompanying consolidated financial statements differ from the financial statements issued for the RAS and other GAAP purposes in that they reflect certain adjustments, not recorded in the statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with IFRS. The principal adjustments relate to: (1) purchase accounting; (2) recognition of interest expense and certain operating expenses; (3) valuation and depreciation of property, plant and equipment and mineral licenses; (4) defined benefit plans and other long-term benefits; (5) foreign currency translation; (6) deferred income taxes; (7) accounting for tax penalties, uncertainties and contingencies; (8) revenue recognition; (9) valuation allowances for unrecoverable assets; and (10) recording investments at fair value.

For all periods up to and including the year ended December 31, 2014, we prepared our financial statements in accordance with generally accepted accounting principles in U.S. GAAP. The consolidated financial statements for the year ended December 31, 2015 are the first we have prepared in accordance with IFRS.

Our consolidated financial statements comply with Russian Federal Law No. 208-FZ “On Consolidated Financial Statements” (“Federal Law No. 208-FZ”) which was adopted on July 27, 2010. The Federal Law No. 208-FZ provides the legal basis for certain entities for mandatory preparation of financial statements in accordance with IFRS as issued by the IASB and subsequently endorsed for use in the Russian Federation. As at December 31, 2016, all currently effective standards and interpretations issued by the IASB have been endorsed for use in Russia.

The consolidated financial statements are presented in millions of Russian rubles, except when otherwise indicated.

Basis of consolidation

The consolidated financial statements comprise our and our subsidiaries financial statements for the year ended December 31, 2016. Control is achieved when our group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, we control an investee if, and only if, we have:

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

If our group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in the consolidated statement of profit (loss) and other comprehensive income (loss). Any investment retained is recognized at fair value.

Summary of Significant Accounting Policies

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

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with the changes in fair value recognized in the consolidated statement of profit (loss) and other comprehensive income (loss).

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests) and any previous interest held over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, our group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statement of profit (loss) and other comprehensive income (loss).

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

The consolidated statement of profit (loss) and other comprehensive income (loss) reflects our group’s share of the results of operations of the associate. Any change in OCI of those investees is presented as part of our group’s OCI. In addition, when there has been a change recognized directly in the equity of the associate, our group recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between us and the associate are eliminated to the extent of the interest in the associate.

The aggregate of our group’s share of profit or loss of an associate is shown on the face of the consolidated statement of profit (loss) and other comprehensive income (loss) outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate.

The financial statements of the associate are prepared for the same reporting period as ourselves. When necessary, adjustments are made to bring the accounting policies in line with those of our group.

After application of the equity method, our group determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, we determine whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, our group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss as ‘Share of profit of an associate’ in the consolidated statement of profit (loss) and other comprehensive income (loss).

Upon loss of significant influence over the associate, our group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in the consolidated statement of profit (loss) and other comprehensive income (loss).

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

Revenues are inflows from sales of goods that constitute ongoing major operations of our group and are reported as such in the consolidated statement of profit (loss) and other comprehensive income (loss). Inflows from incidental and peripheral operations are considered gains and are included, net of related costs, in other income in the consolidated statement of profit (loss) and other comprehensive income (loss).

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

Sales of power

In the power segment (see note 27 to the consolidated financial statements), revenue is recognized based on unit of power measure (kilowatts) delivered to customers, since at that point revenue recognition criteria are met. The billings are usually done on a monthly basis, several days after each month end.

Interest income

For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate (“EIR”). The EIR is the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Interest income is included in finance income in the consolidated statement of profit (loss) and other comprehensive income (loss).

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

Foreign currencies

Our consolidated financial statements are presented in Russian rubles to comply with the Federal Law No. 208-FZ. Russian rubles are also the parent company’s functional currency.

For each entity, we determine the functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currencies for our main Russian and European subsidiaries are the Russian ruble and euro, respectively. The U.S. dollar is the functional currency of our other main international operations. We use the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

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

The following table presents the exchange rates for the functional and operating currencies at various subsidiaries, other than the presentation currency:

Currency	Year-end rates* at December 31,			Average exchange rates* for the years ended December 31,
	2016	2015	2014	2016	2015	2014
U.S. dollar	60.66	72.88	56.26	67.03	60.96	38.42
Euro	63.81	79.70	68.34	74.23	67.78	50.82

(*)	Exchange rates shown in Russian rubles for one local currency unit.

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

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statement of profit (loss) and other comprehensive income (loss).

Additional disclosures are provided in note 16. All other notes to the financial statements include amounts for continuing operations, unless otherwise mentioned.

Mineral licenses

Mineral licenses acquired separately are measured on initial recognition at cost. The cost of mineral licenses acquired in a business combination is their fair value at the date of acquisition. Mineral licenses are amortized under a unit of production basis over proved and probable reserves of the relevant area.

In order to calculate proved and probable reserves, estimates and assumptions are used about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. There are numerous uncertainties inherent in estimating proved and probable reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available.

We established a policy according to which internal mining engineers review our proved and probable reserves annually. This policy does not change our approach to the measurement of proved and probable reserves as of their acquisition dates as part of business combinations that involve independent mining engineers. Our proved and probable reserve estimates as of the reporting date were made by internal mining engineers and the majority of the assumptions underlying these estimates had been previously reviewed and verified by independent mining engineers.

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

When significant parts of property, plant and equipment are required to be replaced at intervals, we depreciate them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. Where a separately depreciated asset, or part of an asset, is replaced, the expenditure is capitalized. Where part of the asset was not separately considered as a component and therefore not depreciated separately, the replacement value is used to estimate the carrying amount of the replaced asset(s) which is immediately written off. All other repair and maintenance costs are recognized in the consolidated statement of profit (loss) and other comprehensive income (loss) as incurred.

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

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of identified proved and probable reserves. Once the legal right to explore has been acquired, exploration and evaluation expenditure is charged to profit or loss as incurred, unless we conclude that a future economic benefit is more likely than not to be realized.

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

When mining assets and processing plant and equipment are placed in production, the applicable capitalized costs, including mine development costs, are depleted using the unit-of-production method at the ratio of tonnes of mineral mined or processed to the estimated proved and probable mineral reserves that are expected to be mined during the estimated lives of the mines. The unit-of-production method is used for the underground mine development structure costs as their useful lives coincide with the estimated lives of mines, provided that all repairs and maintenance are timely carried out.

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

Other property, plant and equipment

Capitalized production costs for internally developed assets include material, direct labor costs, and allocated material and manufacturing overhead costs. When construction activities are performed over an extended period, borrowing costs incurred in connection with the borrowing of funds are capitalized. Construction in progress and equipment held for installation are not depreciated until the constructed or installed asset is substantially ready for its intended use.

Property, plant and equipment (apart from railway of the Elga coal deposit) are depreciated using the straight-line method. Upon sale or retirement, the acquisition or production cost and related accumulated depreciation are removed from the consolidated statement of financial position and any gain or loss is included in the consolidated statement of profit (loss) and other comprehensive income (loss).

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

Finance leases are capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the consolidated statement of profit (loss) and other comprehensive income (loss).

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that we will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

An operating lease is a lease other than a finance lease. Operating lease payments are recognized as an operating expense in the consolidated statement of profit (loss) and other comprehensive income (loss) on a straight-line basis over the lease term.

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

According to IAS 23 Borrowing Costs, borrowing costs may include exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs. Foreign exchange differences on borrowings directly attributable to the acquisition, construction or production of a qualifying asset are considered by us to be eligible for capitalization in the amount of difference between actual amount of interest costs and potential amount of interest costs calculated using a weighted average of rates applicable to ruble-nominated borrowings of our group during the period. All other borrowing costs are recognized in the consolidated statement of profit (loss) and other comprehensive income (loss) in the period in which they are incurred.

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

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value presented as finance costs (negative net changes in fair value) or finance income (positive net changes in fair value) in the consolidated statement of profit (loss) and other comprehensive income (loss).

Loans and receivables

This category is the most relevant to our group. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the EIR method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the consolidated statement of profit (loss) and other comprehensive income (loss). The losses arising from impairment are recognized in the consolidated statement of profit (loss) and other comprehensive income (loss) in finance costs for loans and in other operating expenses for receivables.

This category generally applies to trade and other receivables. For more information on receivables, refer to note 12.

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

After initial measurement, AFS financial assets are subsequently measured at fair value with unrealized gains or losses recognized in OCI and credited in the AFS reserve until the investment is derecognized, at which time, the cumulative gain or loss is recognized in other operating income, or the investment is determined to be impaired, when the cumulative loss is reclassified from the AFS reserve to the consolidated statement of profit (loss) and other comprehensive income (loss) in finance costs. Interest earned whilst holding AFS financial assets is reported as interest income using the EIR method.

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

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes to the consolidated financial statements: Financial assets (note 10) and Trade and other receivables (note 12).

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

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. Gains or losses on liabilities held for trading are recognized in the consolidated statement of profit (loss) and other comprehensive income (loss).

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IAS 39 Financial Instruments: Recognition and Measurement are satisfied.

Loans and borrowings

This is the category most relevant to our group. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statement of profit (loss) and other comprehensive income (loss). This category generally applies to interest-bearing loans and borrowings (see note 10 to the consolidated financial statements).

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

Put options written on non-controlling interests

We initially measure a financial liability at the present value of the redemption amount in the parent’s consolidated financial statements for written puts on non-controlling interest, therefore when we grant non-controlling interests a put option to sell part or all of their interests in a subsidiary during a certain period, on the date of grant, the non-controlling interests are classified as a financial liability. We remeasure the financial liability at the end of each reporting period based on the estimated present value of the consideration to be transferred upon the exercise of the put option. The respective financial cost on discounting is recognized in the consolidated statement of profit (loss) and other comprehensive income (loss) within finance costs.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statement of profit (loss) and other comprehensive income (loss).

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

For the years ended December 31, 2016, 2015 and 2014, we did not have any derivatives designated as hedging instruments.

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

Impairment of non-current assets

Further disclosures relating to impairment of non-current assets are also provided in the following notes to the consolidated financial statements: Intangible assets (note 19) and Impairment of goodwill and other non-current assets (note 18).

We assess, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Our CGUs represent single entities with one component of business in each case. As of December 31, 2016, we performed the impairment testing for the following number of CGUs by segments: Steel — 8, Mining — 7 and Power — 2.

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

For CGUs involved in mining activity future cash flows include estimates of recoverable minerals that will be obtained from proved and probable reserves, mineral prices (considering current and historical prices, price trends and other related factors), production levels, capital and reclamation costs, all based on the life of mine models prepared by our engineers.

Impairment losses of continuing operations are recognized in the consolidated statement of profit (loss) and other comprehensive income (loss) in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, we estimate the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of profit (loss) and other comprehensive income (loss) unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

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

Provisions

General

Provisions are recognized when our group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation including legal or tax proceedings’ obligations and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the consolidated statement of profit (loss) and other comprehensive income (loss).

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

Any reduction in the rehabilitation provision and, therefore, any deduction from the asset to which it relates, may not exceed the carrying amount of that asset. If it does, any excess over the carrying value is taken immediately to the consolidated statement of profit (loss) and other comprehensive income (loss).

Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. The periodic unwinding of the discount is recognized in the consolidated statement of profit (loss) and other comprehensive income (loss) as part of finance costs.

For closed sites, changes to estimated costs are recognized immediately in the consolidated statement of profit (loss) and other comprehensive income (loss).

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

Pensions and other post-employment benefits

Defined benefit pension and other post-retirement plans

We have a number of defined benefit pension plans and other long-term benefits that cover the majority of production employees. Benefits under these plans are primarily based upon years of service and average earnings. We account for the cost of defined benefit plans and other long-term benefits using the projected unit credit method. Under this method, the cost of providing pensions is charged to the consolidated statement of profit (loss) and other comprehensive income (loss), so as to attribute the total pension cost over the service lives of employees in accordance with the benefit formula of the plan.

Our obligation in respect of defined retirement benefit plans and other long-term benefits is calculated separately for each defined benefit plan and other long-term benefit plan by discounting the amounts of future benefits that employees have already earned through their service in the current and prior periods. The discount rate applied represents the yield at the year end on highly rated long-term bonds.

Where there is a change in actuarial assumptions, the resulting actuarial gains and losses are recognized directly in the consolidated statement of profit (loss) and other comprehensive income (loss).

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

Abandoned Activity

As of January 1, 2014, Southern Urals Nickel Plant was recognized as abandoned activity according to a decision to close Southern Urals Nickel Plant without sale. In July 2013, we received an approval from the governmental authorities to abandon the industrial complex. The closure of Southern Urals Nickel Plant is aligned with the revised strategy aimed at restructuring the group’s assets and development of its core businesses. During 2014-2015, the works related to closure of the plant were ongoing. Starting the fourth quarter of 2016 we stopped liquidation activities (see note 16); therefore we present the results of Southern Urals Nickel Plant as discontinued operations in the consolidated statement of profit (loss) and other comprehensive income (loss) for the nine months ended September 30, 2016 and prior periods and as continuing operations from the fourth quarter of 2016.

Capitalization of Interest Related to the Elga Coal Deposit and Railway Construction

In 2013 and 2014, Elgaugol and Vnesheconombank signed credit agreements for financing of the Elga coal project approved by the Vnesheconombank’s Supervisory Board in September 2013. The use of proceeds under these facilities is limited to the development of the Elga coal project. Borrowing costs under these Vnesheconombank’s facilities that are directly attributable to the construction of the Elga coal project are capitalized. Borrowing costs consist of interest including exchange differences arising from revaluation of foreign currency borrowings and other costs that we incur in connection with the debt servicing.

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

Donetsk Electrometallurgical Plant’s Property Complex

On June 25, 2016, by the decree of the Council of Ministers of the self-proclaimed People’s Republic of Donetsk, the State Enterprise Yuzovsky Metallurgical Plant was established on the basis of the property complex of our subsidiary Donetsk Electrometallurgical Plant. Our ability to manage and control the assets of the Donetsk Electrometallurgical Plant’s property complex is restricted by this decree. We concluded that the assets included in the Donetsk Electrometallurgical Plant’s property complex do not meet the recognition criteria and we derecognized these assets in our consolidated financial statements.

The Donetsk Electrometallurgical Plant’s assets were fully impaired based on the results of impairment tests as of January 1, 2014 and December 31, 2014 due to conservation of production since 2013. The loss of control over the assets of nil carrying value has no impact on our financial result for the year ended December 31, 2016.

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

Deferred Tax Assets and Uncertain Tax Positions

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits and the existence of taxable temporary differences (see note 20 to the consolidated financial statements). Various factors are considered to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, expiration of tax losses carried forward, and tax planning strategies. If actual results differ from these estimates or if these estimates must be adjusted in future periods, the financial position, results of operations and cash flows may be negatively affected. In the event that the assessment of future utilization of deferred tax assets must be reduced, this reduction will be recognized in the consolidated statement of profit (loss) and other comprehensive income (loss).

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

Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, and other changes in circumstances that indicate that impairment exists. The determination of the recoverable amount of a cash-generating unit involves the use of estimates by management. Methods used to determine the value in use include discounted cash flow-based methods, which require us to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. These estimates, including the methodologies used, may have a material impact on the value in use and, ultimately, the amount of any impairment (see note 18).

Impairment of Goodwill

We determine whether goodwill is impaired at least on an annual basis and when circumstances indicate that the carrying value may be impaired. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. More details of the assumptions used in estimating the value in use of the cash-generating units to which goodwill is allocated are provided in note 18 to the consolidated financial statements.

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

Fair Value of Financial Instruments

Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but when this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments (see note 9 to the consolidated financial statements).

Provisions

We are subject to various legal proceedings, disputes and claims, including regulatory discussions related to our group’s business, licenses, tax positions and the outcomes are subject to significant uncertainty. Management evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Unanticipated events or changes in these factors may require us to increase or decrease the amount recorded or to be recorded for a matter that has not been previously recorded because it was not considered probable (see note 22 to the consolidated financial statements).

Pensions and Other Post-employment Benefits

The cost of defined benefit pension plans and other post-employment benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation and other long-term benefit plans are highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. More details are provided in note 23 to the consolidated financial statements.

Rehabilitation Provisions

We review rehabilitation provisions at each reporting date and adjust them to reflect the current best estimate. Rehabilitation provisions are recognized in the period in which they arise and are stated at the best estimate of the present value of estimated future costs. These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. Changes in the estimated timing of rehabilitation or changes to the estimated future costs are dealt with prospectively by recognizing an adjustment to the rehabilitation provision and a corresponding adjustment to the asset to which it relates, if the initial estimate was originally recognized as part of an asset measured in accordance with IAS 16 Property, Plant and Equipment (see note 17 to the consolidated financial statements).

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

Determining Net Realizable Value of Inventories

We make write-downs for obsolete and slow-moving raw materials and spare parts. In addition, finished goods of our group are carried at net realizable value (see note 14 to the consolidated financial statements). Estimates of net realizable value of finished goods are based on the most reliable evidence available at the time the estimates are made. These estimates take into consideration fluctuations of price or cost directly relating to events occurring subsequent to the end of the reporting period to the extent that such events confirm conditions existing at the end of the period.

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

Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the current year presentation. Such reclassifications affect the presentation of certain items in the consolidated statement of financial position, consolidated statement of profit (loss) and other comprehensive income (loss) and consolidated statement of cash flows and have no impact on net income or equity.

New and amended standards and interpretations

We applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2016. We have not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. The nature and the effect of these changes are described below.

Amendments to IAS 1 — Disclosure Initiative. The amendments to IAS 1 Presentation of Financial Statements clarify existing IAS 1 requirements:

•	the materiality requirements in IAS 1;

•	the requirements that apply when additional subtotals are presented in the statement of financial position and the statements of profit or loss and OCI;

•	that specific line items in the statements of profit or loss and OCI and the statement of financial position may be disaggregated;

•	that entities have flexibility as to the order in which they present the notes to financial statements; and

•	that the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

Amendments to IFRS 11 — Accounting for Acquisitions of Interests in Joint Operations. The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

Amendments to IAS 16 and IAS 38 — Clarification of Acceptable Methods of Depreciation and Amortization. The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets.

Amendments to IFRS 10, IFRS 12 and IAS 28 — Investment Entities: Applying the Consolidation Exemption. The amendments address issues that have arisen in applying the investment entities exception under IFRS 10 Consolidated Financial Statements. The amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value. Furthermore, the amendments to IFRS 10 clarify that only a subsidiary of an investment entity that is not an investment entity itself and that provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. The amendments to IAS 28 Investments in Associates and Joint Ventures allow the investor, when applying the equity method, to retain the fair value measurement applied by the investment entity associate or joint venture to its interests in subsidiaries. These amendments are applied retrospectively. The adoption of the amendments do not have significant impact on our group as we do not apply the consolidation exception.

Amendments to IAS 27 — Equity Method in Separate Financial Statements. The amendments allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities already applying IFRS and electing to change to the equity method in their separate financial statements will have to apply that change retrospectively.

Annual Improvements to IFRSs 2010-2012 Cycle

The amendments relate to IFRS 2 Share-based Payment, IFRS 3 Business Combinations, IFRS 8 Operating Segments, IAS 16 Property, Plant and Equipment, IAS 38 Intangible Assets and IAS 24 Related Party Disclosures.

Annual Improvements to IFRSs 2012-2014 Cycle

The amendments relate to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, IFRS 7 Financial Instruments: Disclosures, IAS 19 Employee Benefits and IAS 34 Interim Financial Reporting.

The amendments and improvements described above had no significant impact on our financial position and performance or the disclosures in the consolidated financial statements.

Standards issued but not effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of our financial statements are discussed below. We intend to adopt these standards, if applicable, when they become effective.

Annual Improvements to IFRSs 2014-2016 Cycle (issued in December 2016)

This annual improvements package amended three standards:

IFRS 1 First-time Adoption of International Financial Reporting Standards. Short-term exemptions in paragraphs E3-E7 of IFRS 1 were deleted, because they have now served their intended purpose.

IAS 28 Investments in Associates and Joint Ventures. The amendment clarified that the election to measure at fair value through profit or loss an investment in an associate or a joint venture that is held by an entity that is a venture capital organization, or other qualifying entity, is available for each investment in an associate or a joint venture on an investment-by-investment basis, upon initial recognition.

IFRS 12 Disclosure of Interests in Other Entities. The amendment clarified the scope of the standard by specifying that the disclosure requirements in the standard, except for those in paragraphs B10-B16, apply to an entity’s interests in a subsidiary, a joint venture or an associate that are classified as held for sale, as held for distribution or as discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

The amendments described above had no significant impact on the financial position and performance of our group or the disclosures in the consolidated financial statements. We have not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Management is in the process of assessing of impact of the adoption of the pronouncements listed below on our group’s consolidated financial statements:

•	Amendments to IAS 7 — Disclosure Initiative — effective for annual periods beginning on or after January 1, 2017;

•	Amendments to IAS 12 — Recognition of Deferred Tax Assets for Unrealized Losses — January 1, 2017;

•	Amendments to IAS 40 — Transfers of Investment Property — January 1, 2018;

•	Amendments to IFRS 2 — Classification and Measurement of Share-based Payment Transactions — January 1, 2018;

•	Amendments to IFRS 4 — Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts — January 1, 2018;

•	Annual Improvements to IFRSs 2014-2016 Cycle — January 1, 2018;

•	IFRS 9 Financial Instruments — January 1, 2018;

•	IFRS 15 Revenue from Contracts with Customers — January 1, 2018;

•	IFRIC 22 Foreign Currency Transactions and Advance Consideration — January 1, 2018;

•	IFRS 16 Leases — January 1, 2019.

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments. The final version of IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. IFRS 9 brings together the requirements for the classification and measurement, impairment and hedge accounting of financial instruments. In respect of impairment, IFRS 9 replaces the ‘incurred loss’ model used in IAS 39 with a new ‘expected credit loss’ model that will require a more timely recognition of expected credit losses. The standard is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

In January 2016, the IASB issued IFRS 16 Leases. IFRS 16 eliminates the classification of leases as either operating leases or finance leases and establishes a single lessee accounting model. The most significant effect of the new requirements for the lessee will be an increase in lease assets and financial liabilities. The new standard replaces the previous leases standard, IAS 17 Leases, and the related interpretations.

Management plans to apply IFRS 9 and IFRS 16 starting from the respective effective dates. We are currently assessing the impact of these standards on our consolidated financial statements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. IFRS 15 establishes a single framework for revenue recognition and contains requirements for related disclosures. The new standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts, and the related interpretations on revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

IFRS 15 establishes a five-step model to account revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

IFRS 15 provides presentation and disclosure requirements, which are more detailed than under the current IFRS. The presentation requirements represent a significant change from current practice and increase the volume and level of details of disclosures required in our consolidated financial statements. We expect to adopt the new standard from January 1, 2018 retrospectively. During 2016, we performed a preliminary assessment of IFRS 15, which is subject to change arising from a more detailed ongoing analysis. In 2017, a further review of contracts will be undertaken at all businesses. Furthermore, we are considering the clarification issued by the IASB in an exposure draft in April 2016 and will monitor any further developments.

Trend Information

Demand

Mining. The demand for coking coal is dependent on the steel industry, which is directly tied to global economic cycles. In 2014, China’s coking coal imports fell by 13 million tonnes due to growing usage of domestic material and a slowdown in demand, according to Platts. As a result, global metallurgical coal imports stagnated, according to CRU. In 2015, total global metallurgical coal imports fell by 3.3% as China continued its policy to decrease coal imports to support domestic producers. As a result of such policy, imports of metallurgical coal in China fell by 20 million tonnes in 2015, according to CRU. In 2016, Chinese government implemented its ‘276 working days’ policy at Chinese coal mines which led to reduced coal production in China and to higher demand for imported material. As a result of such policy, imports of metallurgical coal in China rose by 10 million tonnes in 2016, according to CRU. Global metallurgical coal imports increased by 1.7% in 2016, according to CRU.

The steam coal market is driven by non-steel related factors, such as growth in electricity consumption, balance between supply and demand and seasonality. In 2015, total global seaborne steam coal imports dropped by 8.3% compared to 2014 driven by drastic fall in China import volumes, according to CRU. In 2016, total global seaborne steam coal imports decreased by 1.7% due to a drop in European and Indian steam coal imports, according to CRU.

According to the Department of Industry, Innovation and Science of Australian Government, in 2014, global iron ore trade increased by 11% due to world pig iron production growth and higher proportion of imported iron ore in Chinese consumption. Global iron ore trade increased by 1.2% in 2015, the lowest rate of growth since 2001, according to the Department of Industry, Innovation and Science of Australian Government. The main reason of such growth slowdown was decreased steel production in China. In 2016, global iron ore trade is estimated to have increased by 3% due to strong Chinese demand for imported iron ore which hit an all-time high in 2016, according to the Department of Industry, Innovation and Science of Australian Government and CRU.

Steel. Russia is our largest market for steel products. In 2014, Russian rolled steel consumption reached a level of 45.8 million tonnes, according to Metal Expert. In 2015, Russian rolled steel consumption declined by 8.5% and amounted to 41.9 million tonnes, according to Metal Expert. In 2016, Russian rolled steel consumption declined by 3.8% and amounted to 40.3 million tonnes, according to Metal Expert.

In 2014, exports of steel products increased by 5.6% and reached 25.2 million tonnes as a result of the ruble devaluation, according to Metal Expert. In 2015, the volume of steel products exports from Russia grew by 8.7% and amounted to 27.4 million tonnes due to the growth in the exchange rate, according to Metal Expert. In 2016, exports of steel products increased by 4.5% and amounted to 28.6 million tonnes. The increase was due to the growth in manufacturing of steel products and decrease in domestic supplies.

In 2014, imports of steel declined by 23.5% and amounted to 5.5 million tonnes, according to Metal Expert. In 2015, imports of steel decreased significantly by 27.3% and amounted to 4.0 million tonnes, according to Metal Expert. The decline was due to the ruble devaluation and growth in supplies of domestic producers. In 2016, imports of steel declined by 5.7% and amounted to 3.8 million tonnes, according to Metal Expert.

Power. In 2016, the electricity output of our generating facilities decreased by 18% as compared to 2015 due to interseasonal scheduled repairs of main equipment at Southern Kuzbass Power Plant. Heat energy generated for sale increased by 1%. Power demand in Russia depends on its consumption by the industrial sector. In Russia, the steel and mining industries are major consumers of power and the level of production of steel and mining companies impact demand for power.

Sales

Mining. In 2017, we expect sales volumes of our mining segment to remain at the level of 2016 with an increase in the share of exports due to the increasing volumes of production at the Elga coal deposit. We believe that our policy of concluding long-term contracts for coal sales will strengthen our relationships with our customers and will give us long-term presence in both the domestic and export markets.

Steel. Our steel segment sales volumes are expected to increase in 2017 due to the increased production at the universal rolling mill resulting in an increase of structural shapes and rails sales. In addition, we believe that our strategy aimed at increasing the efficiency of the existing distribution network in conjunction with direct sales from our plants to the largest customers will allow us to strengthen our leading position in the market, to provide us with greater stability in steel sales and to improve our cash flow in the current economic slowdown.

Power. In 2017, we expect sales volumes of our power segment to increase as compared to 2016. We do not expect that consumption by small and mid-sized businesses and households, which are also customers of power and heat-supply companies, will change significantly. We plan to expand our sales channels to build a new customer base among small and mid-sized businesses, as well as public utilities. We also plan to optimize our production capacity through further integration of our intra-group assets. We hope that further integration of our power assets, as well as diversification of our customer portfolio will allow us to avoid a fall in power segment sales caused by a decrease in demand from large industrial companies that are shifting their business from power supply companies.

Inventory

Overall, our inventory increased by RUB 38 million, or 0.1%, to RUB 35,227 million as of December 31, 2016 from RUB 35,189 million as of December 31, 2015, due to the increase in finished goods production costs, which was due to the increase in raw materials costs as well as the increase in production volumes in the steel segment as a result of growth in steel products demand.

Costs

Mining. Within our mining segment, we expect our iron ore cash costs per tonne to increase in 2017 as a result of increasing prices of power, explosives, automotive tires and tubes for open pit equipment and land use fees, while coal cash costs per tonne should remain relatively stable in 2017 as a result of increasing operational efficiency and decreasing semi-fixed costs.

Steel. Excluding the effects of imposition of international sanctions against Russia and exchange rate fluctuations, our steel cash costs per tonne should remain relatively stable in 2017 as a result of achieving cost savings, as well as efficiency and output gains arising as a result of our targeted capital investment program. Specifically, as we continue to introduce operational and technical changes at our plants allowing us to better integrate their products, we expect to be better able to control our costs.

Power. We expect that in 2017 the cost of the production of electricity and heat energy will increase due to an increase in the prices of key raw materials, particularly natural gas, as well as some ancillary materials. We intend to maintain strict control over costs, which should enable us to cut expenditures by reducing fixed production costs, optimizing administrative expenses and increasing productivity to satisfy increased market demand in some regions.

Seasonality

Seasonal effects have a relatively limited impact on our results. Nevertheless, a slowing of demand and, thus, a reduction in sales volumes (and a related increase in inventories) is typically evident in the first and fourth quarters of the financial year as a result of the general reduction in economic activity associated with the New Year holiday period in Russia and elsewhere. We generally maintain increased stockpiles of scrap during the winter months in order to avoid potential supply disruptions due to inclement weather. We are dependent on the Russian construction market, which also experiences slowdowns in the winter months. By contrast, our power segment sales volumes are generally higher in the first and the fourth quarters of the year, due to increased electricity and steam consumption in the winter period.

Consumption of combustive, lubricative and energy supplies during the winter months is generally higher than during the rest of the year. In addition, railroad carriers demand that iron ore concentrate be fully dried and coal concentrate be partially dried for transportation during the winter months, resulting in higher costs during that time.

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

Board of Directors

All of our current directors were elected on June 30, 2016, and their terms expire on the date of our next annual general shareholders’ meeting, which will take place not later than June 30, 2017. The business and mailing address for all our directors and executive officers is Krasnoarmeyskaya Street 1, Moscow 125167, Russian Federation.

Name	Year of Birth	Position
Igor V. Zyuzin	1960	Chairman, Chief Executive Officer of Mechel Mining
Alexander N. Shokhin(1)	1951	Deputy Chairman
Oleg V. Korzhov(4)	1970	Director, Chief Executive Officer, Chairman of Management Board
Victor A. Trigubko	1956	Director, Senior Vice President — Government Relations, Member of Management Board
Tigran G. Khachaturov(4)	1979	Director
Alexander N. Kotsky(1)(2)(4)	1957	Director
Alexander D. Orishchin(1)(2)(3)(4)	1932	Director
Yuriy N. Malyshev(1)(3)(4)	1939	Director
Vladimir Yu. Korovkin(1)(2)(3)	1960	Director

(1)	Independent Director under the applicable NYSE regulations and Russian regulations.

(2)	Member of the Audit Committee of the Board of Directors.
(3)	Member of the Committee on Appointments and Remuneration.
(4)	Member of the Committee on Investments and Strategic Planning.

Igor V. Zyuzin has been Chairman of our Board of Directors since July 2010. He was our Chief Executive Officer from December 2006 to June 2010 and Chairman of our Management Board from September 2007 to June 2010. He served as Chairman of our Board of Directors from March 2003, when Mechel was founded, to December 2006 and has been a member of our Board of Directors since that time. Mr. Zyuzin has been a member of the Board of Directors of Mechel Mining since April 2008 and Chief Executive Officer of Mechel Mining since July 2011. Mr. Zyuzin has also served as Chairman of the Board of Directors of Southern Kuzbass Coal Company since May 1999 and has been a member of the Board of Directors of Chelyabinsk Metallurgical Plant since 2001 and a member of the Board of Directors of Yakutugol since October 2007. He has served as Chairman of the Board of Directors of Yakutugol since June 2013. From July 2011 to April 2014, he was Chairman of the Management Board of Mechel Mining. From April 2008 to June 2011, Mr. Zyuzin served as Chairman of the Board of Directors of Mechel Mining. Mr. Zyuzin has over 30 years of experience in the coal mining industry. Mr. Zyuzin has a degree in technology and complex mechanization of underground mining from the Tula Polytechnic Institute. Mr. Zyuzin also has a degree in mining engineering economics and a Ph.D. in technical sciences in the coal mining field. Mr. Zyuzin may be deemed to be the beneficial owner of approximately 36.34% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions.”

Alexander N. Shokhin has been Deputy Chairman of our Board of Directors since June 2016. He has been President of the Russian Union of Industrialists and Entrepreneurs since 2005. From 2005 to 2009, he was a member of the Public Chamber of the Russian Federation. From 2002 to 2005, he served as Chairman of the Supervisory Board of Renaissance Capital Investment Group. Since 1995, he has been President of the National Research University — Higher School of Economics (HSE), Head of the Department of the Theory and Practice of Business — Government Interaction. From 1994 to 2002, Mr. Shokhin was a Deputy of the State Duma, as well as he held the posts of First Deputy Chairman of the State Duma, leader of the Duma faction “Our Home is Russia” and chairman of the State Duma’s Credit Institutions and Financial Markets Committee. In 1991-1994 and in 1998, he was Deputy Chairman of the Government of the Russian Federation. In 1991-1994, he also held the positions of Minister of Labor, Minister of Economics, Chairman of the Russian Agency for International Cooperation and Development. Mr. Shokhin graduated from the Lomonosov Moscow State University. He is a D.Sc. in economics, professor.

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

Victor A. Trigubko has been a member of our Board of Directors since June 2016. He has been our Senior Vice President — Government Relations since August 2006 and a member of our Management Board since February 2016. He was a member of our Board of Directors from June 2012 to March 2016. He served as our Vice President — Government Relations from 2005 to August 2006. From 2003 to 2005, he was our Vice President for Representation in Central and Eastern Europe, Chairman of the Board of Directors of Mechel Campia Turzii S.A. and a member of the Board of Directors of Mechel Targoviste S.A. From 2002 to 2003, Mr. Trigubko held the position of Director of Mechel International Holdings AG’s representative office in Romania. From 1997 to 2002, he was Head of Izhstal’s representative office in Moscow. From 1992 to 1997, he held various executive positions in the metallurgical company Unibros Steel Co. LTD, including Deputy General Director. Mr. Trigubko also worked in the Foreign Relations Department of the USSR State Committee for Labor and Social Issues and in the USSR Trade Representation Office in Romania. Mr. Trigubko has a degree in economics from the Kalinin State University.

Tigran G. Khachaturov has been a member of our Board of Directors since March 2016. Since September 2016, he has served as Head for restructured assets management at Gazprombank JSC. From February 2015 to October 2016, he was an Adviser to our Chief Executive Officer for Finance. From July to December 2014, he was an Adviser to Director of Atomenergoprom JSC. From June 2013 to July 2014, he served as First Executive Vice President, as well as Head of Moscow representative office of Uranium One Holding N.V. From August 2007 to May 2013, Mr. Khachaturov was First Deputy General Director and Acting General Director at Atomredmetzoloto OAO. From April 2002 to August 2007, he held various positions at Techsnabexport OJSC, including First Deputy General Director since July 2004. Mr. Khachaturov has a degree in finance and credit from the Plekhanov Russian Academy of Economics.

Alexander N. Kotsky has been a member of our Board of Directors since March 2016. From June 2015 to June 2016, he was a member of the Board of Directors of Port Vanino. From 2008 to 2015, he was a member of the Board of Directors of Southern Kuzbass Coal Company. Mr. Kotsky has a degree in railway engineering from the Novosibirsk Institute of Railway Engineers.

Alexander D. Orishchin has been a member of our Board of Directors since March 2016. He was a member of the Board of Directors of Mechel Mining from June 2010 to June 2014. Mr. Orishchin has a degree in mining from the Tomsk Polytechnic Institute. He also holds a Ph.D. in technical sciences from the Moscow Mining Institute.

Yuriy N. Malyshev has been a member of our Board of Directors since June 2013. Mr. Malyshev is currently President of the State Geological Museum of V.I. Vernadsky. He has been President of the Academy of Mining Sciences of Russia since 1993. He has been a member of the Board of Directors of Acron PJSC since May 2015. From 2010 to 2016, he served as Chairman of the Board of Directors of OShK Soyuzspetsstroy ZAO. From 1999 to 2013, he was President of the Nonprofit Partnership Russian Mining Operators. Mr. Malyshev has over 50 years of experience in various executive positions in the coal mining industry. He is a member of the Russian Academy of Sciences and has a D.Sc. in technical sciences. He has the honorary title of Honored Worker of Science and Technology of the Russian Federation. He is the recipient of several prizes and awards, including the order “For Merit to the Motherland” of the third grade, the Order of Honour and all three grades of the “Miner’s Glory” order. Mr. Malyshev has a degree in mining from the Kemerovo Mining Institute.

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

Executive Officers

Name	Year of Birth	Position
Oleg V. Korzhov	1970	Chief Executive Officer, Director, Chairman of Management Board
Victor A. Trigubko	1956	Senior Vice President — Government Relations, Director, Member of Management Board
Valery A. Sheverdin	1963	Vice President for Corporate Security, Member of Management Board
Sergey V. Rezontov	1983	Chief Financial Officer, Member of Management Board
Minas A. Darbinyan	1983	Deputy Chief Executive Officer for Financial Control, Member of Management Board
Irina N. Ipeeva	1963	Director of Legal Department, Member of Management Board
Natalya O. Trubkina	1964	Human Resources Director, Member of Management Board
Nelli R. Galeeva	1973	Director of Accounting and Tax Department, Member of Management Board
Pavel V. Shtark	1969	Chief Executive Officer of Mechel Mining Management, Member of Management Board
Andrey A. Ponomarev	1977	Chief Executive Officer of Mechel-Steel Management, Member of Management Board
Petr A. Pashnin	1977	Chief Executive Officer of Mechel Energo
Alexey V. Lebedev	1974	Chief Executive Officer of Mecheltrans Management, Member of Management Board

For brief biographies of Messrs. Korzhov and Trigubko, see “— Board of Directors.”

Valery A. Sheverdin has been our Vice President for Corporate Security since March 2014 and a member of our Management Board since August 2014. From June 2009 to March 2014, Mr. Sheverdin held the positions of our Director of the Department of Safety of Property Complex and Director of the Corporate Security Department. From April 2011 to March 2014, he was Chief Executive Officer of Mechel Garant OOO. From July 2007 to April 2011, he worked in PSC Mechel-Centre OOO, including as General Director from December 2007. From April 2003 to June 2007, Mr. Sheverdin held various positions in Lukom-A Agency ZAO. From February 2001 to March 2003, he was Chairman of the Belgorod regional office of the Russian Fund of Social Progress. From September 1995 to February 2001, he held various executive positions in security agencies. From November 1981 to August 1995, he served in the Armed Forces of the Russian Federation. Mr. Sheverdin graduated from the Moscow Border Institute of the Federal Security Service of the Russian Federation with a degree in law and the Kolomna Higher Artillery Command College of the October Revolution.

Sergey V. Rezontov has been our Chief Financial Officer since June 2016 and a member of our Management Board since July 2016. He has been a member of the Board of Directors of Southern Urals Nickel Plant since May 2015, a member of the Board of Directors of Beloretsk Metallurgical Plant since June 2015, Chairman of the Board of Directors of Urals Stampings Plant since March 2016 and a member of the Board of Directors of Mechel Mining since June 2016. From November 2014 to June 2016, Mr. Rezontov headed our Finance Department. From 2013 to 2014, he served as Chief Financial Officer and then Deputy General Director of Management Company Lysva Metallurgical Company OOO. In 2012, he was our Deputy Treasurer. From 2006 to 2012, he held various positions in our Corporate Finance Department, including Head of the Department since February 2009. From October 2004 to August 2006, he was a manager of metal and mining industry division of the corporate clients department of Commerzbank (Eurasia) ZAO. Mr. Rezontov has a degree in management from the Plekhanov Russian Academy of Economics.

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

Nelli R. Galeeva has been Director of our Accounting and Tax Department since March 2014 and a member of our Management Board since July 2016. She served as Chief Accountant of Mechel Mining Management from April 2009 to March 2014 and Chief Accountant of Mechel Mining from May 2008 to April 2009. From August 2005 to May 2008, she was Chief Accountant of Southern Kuzbass Coal Company. From March 2000 to August 2005, Mrs. Galeeva worked at Southern Kuzbass Coal Company, first as chief of consolidated and international reporting department and then as deputy chief accountant, chief of consolidated reporting department. From June 1995 to February 2000, she was an accountant of finance department and then a deputy chief production accountant at Krasnogorsky Open Pit OAO. Mrs. Galeeva has a degree in accounting and audit from the Kuzbass State Technical University and a degree in finance and credit from the Kemerovo State University.

Pavel V. Shtark has been Chief Executive Officer of Mechel Mining Management since July 2013 and a member of our Management Board since August 2014. He has been a member of the Board of Directors of Moscow Coke and Gas Plant since June 2013, a member of the Board of Directors of Elgaugol since August 2013 and a member of the Board of Directors of Mechel Mining, Korshunov Mining Plant and Yakutugol since

June 2014. He was a member of the Board of Directors of Southern Kuzbass Coal Company from June 2014 to March 2016. He was a member of the Management Board of Mechel Mining from July 2013 to April 2014. From October 2012 to July 2013, he held the position of Deputy General Director for Coke and Chemical Products Production — Managing Director of Moscow Coke and Gas Plant. From April 2008 to October 2012, Mr. Shtark served as Deputy Director, Director and Managing Director of Mechel Coke. From October 1996 to March 2008, he was Head of the Workshop, Chief Engineer of Coke and Chemical Products Production at Nizhniy Tagil Iron and Steel Works OAO. Mr. Shtark has a degree in equipment and technology of welding production from the Urals State Technical University and a degree in chemical technology of natural energy carriers and carbon materials from the same university.

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

Alexey V. Lebedev has been Chief Executive Officer of Mecheltrans Management since December 2013 and a member of our Management Board since August 2014. He has been a member of the Board of Directors of Port Kambarka and Port Vanino since June 2014. He was a member of the Board of Directors of Port Posiet from June 2014 to March 2016 and a member of the Board of Directors of Mecheltrans from April 2014 to August 2016. He served as Chief Executive Officer of Mecheltrans Auto from February 2011 to December 2013 and Director of Motor Transportation Department of Mecheltrans from June 2010 to January 2011. From 2005 to 2010, Mr. Lebedev was Director of Uraltechstroy NN OOO. From 2004 to 2005, he held the position of Deputy General Director of Region Express TK OOO. From 1998 to 2003, he held various positions at UralPromSnab OOO. From 1993 to 1998, he was Head of Railway Transportation Department of Transfero EAFC OOO. Mr. Lebedev has a degree in industrial management from the Izhevsk State Technical University.

Compensation

Our directors and executive officers were paid an aggregate of approximately 542.5 million rubles for services in all capacities provided to us during 2016. Our directors and executive officers are also provided with voluntary medical insurance and the use of wireless services.

Board of Directors

Members of our Board of Directors are elected by a majority of the voting stock present at our annual general shareholders’ meeting using a cumulative voting system. Directors are elected to serve until the next annual general shareholders’ meeting and may be re-elected an unlimited number of times. Our Board of Directors currently consists of nine members, five of whom are independent pursuant to the director independence criteria set forth both in the applicable Russian regulations and NYSE regulations, as well as in the Charter and the Bylaw on the Board of Directors of Mechel PAO. The Board of Directors is responsible for our overall management, except matters reserved for our shareholders. See “Item 10. Additional Information — General Meetings of Shareholders” for more information regarding the competence of our general shareholders’ meetings. Members of the Board of Directors do not have service contracts with us or with any of our subsidiaries that provide them benefits upon termination of their service.

Committees of the Board of Directors

Audit Committee

The Audit Committee consists of Vladimir Korovkin, Alexander Orishchin and Alexander Kotsky, each of whom is an Independent Director. Our Audit Committee operates pursuant to a bylaw, which is available at www.mechel.com. The purpose of this Committee is to assist the Board of Directors with its oversight responsibilities regarding:

•	the quality and integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and

•	the performance of our internal audit function and independent auditor.

Committee on Investments and Strategic Planning

The members of the Committee on Investments and Strategic Planning are Yuriy Malyshev, Alexander Orishchin, Alexander Kotsky, Tigran Khachaturov and Oleg Korzhov. The Committee on Investments and Strategic Planning defines our strategic goals and defines our priorities. The Committee makes recommendations to the Board of Directors on our dividend policy and on the adjustments to our strategy as required in order to enhance our efficiency. Our Committee on Investments and Strategic Planning operates pursuant to a bylaw, which is available at www.mechel.com.

The following sub-committees function under the Committee on Investments and Strategic Planning:

•	Sub-committee on metallurgical production strategy, with members Alexander Orishchin and Oleg Korzhov; and

•	Sub-committee on mining production strategy, with members Yuriy Malyshev and Alexander Kotsky.

Committee on Appointments and Remuneration

The members of the Committee on Appointments and Remuneration are Alexander Orishchin, Vladimir Korovkin and Yuriy Malyshev, each of whom is an Independent Director. The Committee on Appointments and Remuneration has been established to maintain continuity and high professional standards, as well as to work out a competitive remuneration system, within our group. The Committee prepares recommendations to the Board of Directors on candidates for appointment to the Management Board or as our Chief Executive Officer or other executive officers or senior officers of our subsidiaries. It also prepares appraisals of their performance and makes recommendations regarding their remuneration. The Committee also defines the requirements applicable to nominees to the Board of Directors and informs the shareholders of such nominees. The Committee operates pursuant to a bylaw, which is available at www.mechel.com.

Management Board

In September 2007, we created a Management Board to provide for greater oversight of our operations. Currently, our Management Board consists of eleven members. For more information, see “Item 10. Additional Information — Management Board.” The members of the Management Board are set out above under “— Directors and Executive Officers.”

Management Companies

We have four management companies within our group which provide management services to the companies within the mining, steel and power segments and to our companies within our transport division.

Mechel Mining Management

Mechel Mining Management was established in July 2008 as a wholly-owned subsidiary of Mechel Mining with the purpose to provide management services to the production subsidiaries within our mining segment. Mechel Mining Management presently performs the functions of the sole executive body of the following companies: Southern Kuzbass Coal Company, Korshunov Mining Plant, Yakutugol, Moscow Coke and Gas Plant, Mechel Coke, Mechel Engineering, Elgaugol, Elga-road and Vzryvprom.

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

Mecheltrans Management

Mecheltrans Management was established in March 2010 as a wholly-owned subsidiary of Mechel. Mecheltrans Management presently provides management services to the companies within our transport division by performing the functions of the sole executive body of Mecheltrans, MecheltransVostok, Port Posiet, Port Kambarka and Port Temryuk.

Review Commission

The Review Commission verifies the accuracy of our financial reporting under Russian law and generally supervises our financial activity. The members of our Review Commission are nominated and elected by our shareholders to serve until the next annual general shareholders’ meeting. Our Chief Executive Officer, a member of our Board of Directors and a member of our Management Board may not simultaneously be a member of the Review Commission. Our Review Commission currently has three members: Alexander N. Kapralov, Irina V. Bolkhovskikh and Natalya S. Zykova. The powers and duties of our Review Commission are governed by a bylaw approved by our general shareholders’ meeting.

Internal Audit Department

The Internal Audit Department’s main function is to systematically, consistently and independently from our management assess and improve the efficiency of our group’s risk management, internal control, corporate governance and information systems. The activities of the Internal Audit Department are governed by the Bylaw on the Internal Audit Department. Natalya S. Zykova serves as the Director of the Internal Audit Department. The Department is functionally subordinated to the Audit Committee of the Board of Directors, and administrated by our Chief Executive Officer.

Corporate Governance Principles

Our corporate governance principles are based on the Russian Corporate Governance Code recommended by the CBR and supplemented by the obligations of the Board of Directors prescribed by Russian law, our charter and internal rules of procedure. The principles are intended to ensure that we are managed and monitored in a responsible and value-driven manner. They include the protection of shareholders’ rights, comprehensive disclosure and transparency requirements and rules governing conflicts of interest. We are committed to continuing to adapt our corporate governance principles to developments in best-practices. Our corporate governance principles are reflected in our corporate documents, such as:

•	the Charter;

•	the Bylaw on the Board of Directors;

•	the Bylaw on the General Meeting of Shareholders;

•	the Bylaw on the General Director;

•	the Bylaw on the Collegial Executive Body (Management Board);

•	the Bylaw on the Review Commission;

•	the Bylaw on the Internal Audit Department;

•	the Code of Business Conduct and Ethics;

•	the Bylaw on the Prohibition and Prevention of Insider Trading;

•	the Bylaw on the Disclosure of Information that may Significantly Impact the Market Value of our Shares;

•	the Bylaw on Information Policy;

•	the Bylaw on Appointments and Remuneration Committee of the Board of Directors;

•	the Bylaw on Investments and Strategic Planning Committee of the Board of Directors;

•	the Bylaw on the Audit Committee of the Board of Directors;

•	the Code of Corporate Governance; and

•	the Bylaw on Dividend Policy.

These documents or summary thereof are available at www.mechel.com and www.mechel.ru.

We also comply with the corporate governance requirements applicable to Russian public companies listed on Russian stock exchanges. Such requirements include: (1) the obligation to have at least three independent directors, who shall represent at least one-fifth of the members of the board of directors; (2) the establishment of an audit committee chaired by an independent director and a committee on appointments and remuneration consisting of independent directors, or, if not practicable, of independent directors and members of the board of directors who are not a sole executive body and/or members of the collegial executive body; (3) the establishment of a corporate body responsible for the internal audit (control) and adoption of an internal audit (control) policy; (4) the existence of the corporate secretary or special structural unit(s) performing the functions of the corporate secretary; and (5) the adoption of a dividend policy.

We also comply with applicable corporate governance requirements of the NYSE. The NYSE permits listed companies that are foreign private issuers, such as Mechel, to follow their home jurisdiction governance practice where it differs from the NYSE requirements. In addition, we have voluntarily complied with certain other requirements applicable to U.S. companies under the NYSE Listing Standard 303A. For a summary description of the NYSE Listing Standard 303A showing our compliance therewith and/or the alternative corporate governance practices followed by us see “Item 16G. Corporate Governance.”

Employees

As of December 31, 2016, 2015 and 2014, we employed 61,455, 65,888 and 67,880 people as follows:

	2016		2015		2014
Segment	Total Employees	% Unionized	Total Employees	% Unionized	Total Employees	% Unionized
Mining	22,452	65%	24,322	66%	24,969	68%
Steel	34,070	58%	36,430	61%	37,769	60%
Power	4,288	38%	4,447	34%	4,436	36%
Other	645	8%	689	8%	706	16%

Total	61,455	59%	65,888	61%	67,880	61%

Set out below is information about membership of our employees in trade unions:

•	Employees of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Southern Urals Nickel Plant, Korshunov Mining Plant, Moscow Coke and Gas Plant, Mechel Coke, Izhstal, Bratsk Ferroalloy Plant, Mechel Materials and Pugachevsky Open Pit are members of the Ore Mining and Smelting Trade Union of Russia.

•	Employees of Urals Stampings Plant are members of the Trade Union of Machinists of the Russian Federation, employees of Chelyabinsk branch of Urals Stampings Plant are members of the Ore Mining and Smelting Trade Union of Russia.

•	Employees of Southern Kuzbass Coal Company and its subsidiaries Tomusinsky Open Pit, Vzryvprom and Shakhtspetsstroy are members of the Russian Independent Trade Union of Coal Industry Workers and of the Independent Trade Union of Miners of Russia.

•	Employees of Yakutugol, Neryungry Car Fleet and Mechel-Remservice are members of the Russian Independent Trade Union of Coal Industry Workers.

•	Employees of Mechel Energo are members of the Ore Mining and Smelting Trade Union of Russia.

•	Employees of Port Posiet are members of the Russian Stevedores’ Trade Union.

•	Employees of Mecheltrans’ separate business unit in the city of Myski are members of the Russian Independent Trade Union of Coal Industry Workers.

•	Employees of Southern Kuzbass Power Plant are members of the All-Russian Power Industry Trade Union and of the Russian Independent Trade Union of Coal Industry Workers.

•	Employees of Kuzbass Power Sales Company are members of the All-Russian Power Industry Trade Union.

•	Employees of Mechel Nemunas are members of the Trade Union Nemunas.

We consider our relationships with our employees to be good.

Item 7. Major Shareholders and Related Party Transactions

The following table sets forth information regarding our major shareholders, which means shareholders that are the beneficial owners of 5% or more of our common shares, as of March 31, 2017, based on the information available to us:

Name of Beneficial Owner	Number of Common Shares	% of Common Shares
Igor V. Zyuzin(1)	151,273,468	36.34%
Irina V. Zyuzina(2)	77,826,997	18.70%
Ksenia I. Zyuzina(2)	77,826,997	18.70%
Kirill I. Zyuzin(2)	77,826,997	18.70%
Other(3)(4)	187,170,280	44.96%

(1)	Mr. Zyuzin is the Chairman of our Board of Directors. See “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.” Mr. Zyuzin may be deemed to be the beneficial owner of approximately 36.34% of our common shares through (i) his record ownership of 21.54% of our common shares; and (ii) his ownership of 100% of the equity interest in Calridge Limited (“Calridge”). Calridge is the owner of 14.80% of our common shares. Further information regarding the shareholdings of Mr. Zyuzin is available in the Schedule 13D filed by him with the SEC.
(2)	In the course of 2016, MetHol OOO (“MetHol”), which is owned by Mrs. Irina V. Zyuzina, Ms. Ksenia I. Zyuzina and Mr. Kirill I. Zyuzin (the “Zyuzin Family Members”), acquired 77,826,997 of our common shares from Calridge. As a result, MetHol is now the owner of 18.70% of our common shares. As a result, each of the Zyuzin Family Members may be deemed to share beneficial ownership of the 18.70% shareholding held of record by MetHol. Further information regarding the shareholdings of the Zyuzin Family Members is available in the Schedule 13D that each Zyuzin Family Member has filed with the SEC.
(3)	According to Deutsche Bank Trust Company Americas, as of March 31, 2017, 41,133,311 common ADSs and 26,750,001 GDSs were outstanding, representing 32.61% of our total issued common shares.
(4)	We believe our directors and executive officers as a group, other than Mr. Zyuzin and Zyuzin Family Members, beneficially own less than 1% of our shares.

None of our common shareholders have voting rights which differ from any other holders of our common shares. Based on our share register, we believe we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements the operation of which may result in a change of control.

Related Party Transactions

See note 13 to the consolidated financial statements.

Item 8. Financial Information

See “Item 18. Financial Statements.”

Litigation

Other than the legal proceedings described below, we are not involved in any legal proceedings that we believe to be material.

Tax

On January 16, 2012, Mechel Trading House received an assessment from the tax authorities for profit tax, interest and incurred penalties in a total amount of 5.9 billion rubles for the 2008-2009 period. We contested this assessment through the administrative procedure with the higher-level tax authorities which reduced the assessment to 5.5 billion rubles. On June 5, 2012, Mechel Trading House filed a claim with the Moscow Arbitrazh Court to contest the amount of 5.5 billion rubles. On January 9, 2014, the Moscow Arbitrazh Court sustained the Mechel Trading House claims in part of 1.6 billion rubles, including penalties and fines, and the remaining claims were denied. Mechel Trading House did not appeal the decision. On June 19, 2014, the Moscow Arbitrazh Court sustained the application of Mechel Trading House, requesting leave to repay the remaining 3.9 billion ruble assessment on an installment basis by May 2016. On March 15, 2016, Mechel Trading House reapplied with the court for installment payment. On March 31, 2016, the Moscow Arbitrazh Court extended the installment payment until May 2017. On December 14, 2016, Mechel Trading House and the tax authority entered into a settlement agreement under which the payment of the debt is extended until April 25, 2018.

We believe that we have paid or accrued all taxes that are applicable. Where uncertainty exists, we have accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. We accrued RUB 760 million, RUB 480 million and RUB 620 million of tax claims other than income tax that management believes are probable as of December 31, 2016, 2015 and 2014, respectively. In addition, income tax claims that management believes are probable were accrued. See note 20 to the consolidated financial statements.

Environmental and safety

Pursuant to a claim of the Novokuznetsk Environmental Prosecutor’s Office against Southern Kuzbass Power Plant concerning the discharge of pollutants into the atmosphere above the maximum allowable level, the court ruled in September 2008 that we must limit the discharge of pollutants into the atmosphere to comply with the maximum allowable level. We have complied with the ruling effective as of November 2009. The court also mandated us to reconstruct the de-dusting system. Since then, we have applied several times for stay of execution, the last time being in April 2016, and the court allowed us to stay execution of this mandate until June 1, 2017. We are continuing with the reconstruction and replacement of the dust and gas scrubber equipment. During 2013-2016, we completed the reconstruction of five of the boilers and have commenced the reconstruction of another boiler.

On June 11, 2013, the Department of Rosprirodnadzor for the Republic of Bashkortostan filed a lawsuit against Beloretsk Metallurgical Plant with the Arbitrazh Court of the Republic of Bashkortostan seeking the recovery of damages caused to water resources as a result of non-compliance with water legislation in the amount of 408.2 million rubles. During the court hearings claims under the lawsuit were reduced to 398.6 million rubles. On October 3, 2013, the Arbitrazh Court of the Republic of Bashkortostan rendered a decision to collect from Beloretsk Metallurgical Plant the amount of damages in the amount of 398.6 million rubles. We contested this decision with the Eighteenth Arbitrazh Court of Appeal. On January 28, 2014, the court upheld the decision of the lower court. On February 7, 2014, Beloretsk Metallurgical Plant filed a cassation appeal with the Federal Arbitrazh Court of Ural District. At the court hearing held on April 14, 2014 Beloretsk Metallurgical Plant withdrew its cassation appeal. On May 27, 2014, the Arbitrazh Court of the Republic of Bashkortostan approved a settlement agreement between Rosprirodnadzor for the Republic of Bashkortostan and Beloretsk Metallurgical Plant. In accordance with the settlement agreement, Beloretsk Metallurgical Plant was obliged to develop project documentation for the technical upgrading and/or reconstruction (construction) of waste treatment facilities system in order to bring the quality of discharged waste water into compliance with applicable regulatory requirements. The reconstruction of waste treatment facilities system was to be completed by December 31, 2016. In November 2016, Beloretsk Metallurgical Plant applied for a stay of execution and the court ruled to complete the reconstruction by December 31, 2023.

In February 2016, the Bratsk Environmental Prosecutor’s Office filed a claim with the Bratsk City Court of Irkutsk region against Bratsk Ferroalloy Plant seeking to ban (suspend) operation of one ore-thermal furnace until the complete replacement of the filter elements of its gas-cleaning unit and to oblige Bratsk Ferroalloy Plant to carry out the replacement of the filter elements by June 1, 2016. The court sustained the claims of the Bratsk Environmental Prosecutor’s Office regarding the replacement of the filter elements by June 1, 2016 and dismissed the rest of claims. In May 2016, we completed the replacement of the filter elements.

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

In November 2014, Minmetals initiated proceedings at the Arbitration Institute of the Stockholm Chamber of Commerce against Chelyabinsk Metallurgical Plant to recover alleged amounts due under the construction contract, whereas Chelyabinsk Metallurgical Plant filed its own counter-claims, which include a penalty for delay and recovery of damages for failing to perform works and rectifying works of poor quality. In 2015-2017, both parties submitted a number of procedural statements to the arbitral tribunal providing for the adjustment of claims and at present the claims of Minmetals amount to approximately $143.0 million (plus applicable interest) and those by Chelyabinsk Metallurgical Plant to approximately $57.5 million and €4.1 million (plus applicable interest). During the arbitral proceedings three arbitrators resigned from their duty and in November 2016 new arbitral tribunal has been formed. The arbitral hearings are scheduled for May 15-26, 2017 and the final award is expected by September 29, 2017.

From May 2015 to April 2016, Novatek — Chelyabinsk OOO filed 20 claims against Chelyabinsk Metallurgical Plant with the Arbitrazh Court of Chelyabinsk region seeking recovery of debt for gas supplied from April 2015 to March 2016 in an aggregate amount of approximately 6.3 billion rubles and penalty for delay in payment in an aggregate amount of approximately 229.4 million rubles. During the period from July 2015 to July 2016, the Arbitrazh Court of Chelyabinsk region sustained the plaintiff’s claims under 20 cases. We appealed all these cases. The Eighteenth Arbitrazh Court of Appeal dismissed our claims in full. Chelyabinsk Metallurgical Plant repaid debt in the amount of approximately 6.3 billion rubles as principal.

In December 2015, ERG SALES AG filed a claim against Chelyabinsk Metallurgical Plant with the LCIA seeking recovery of debt under iron ore feed supply contract in the amount of $10.7 million and penalty for delay in payment in the amount of $513.4 thousand. In June 2016, the LCIA approved a settlement agreement according to which Chelyabinsk Metallurgical Plant is obliged to repay $12.3 million in monthly installments until June 25, 2017. As of March 31, 2017, Chelyabinsk Metallurgical Plant repaid $9.0 million.

From May 2016 to February 2017, Novatek — Chelyabinsk OOO filed 10 claims against Chelyabinsk Metallurgical Plant with the Arbitrazh Court of Chelyabinsk region seeking recovery of debt for gas supplied from April to December 2016 in an aggregate amount of approximately 4.5 billion rubles and penalty for delay in payment for gas supplied from August to December 2015 in an aggregate amount of approximately 99.0 million rubles. During the period from August 2016 to March 2017, the Arbitrazh Court of Chelyabinsk region sustained the plaintiff’s claims under six cases. We appealed four cases. From November 2016 to February 2017, the Eighteenth Arbitrazh Court of Appeal dismissed our claims under three cases. Chelyabinsk Metallurgical Plant repaid debt in the amount of approximately 4.1 billion rubles as principal.

Debt litigation

Litigations with VTB Bank PJSC and Sberbank of Russia were discontinued by means of the restructuring of the debt, termination of proceedings and signing of settlement agreements and there were no new claims from these banks in 2016.

Banks

On January 7, 2015, Mechel Carbon received two notices of Betreibungsamt of Baar where it was informed about the proceedings against Mechel Carbon based on the claims of VTB Bank: (i) CHF 194.0 million and CHF 6.2 million resulting from a guarantee issued by Mechel Carbon in favor of VTB Bank as to the payment obligations of Southern Kuzbass Coal Company under the credit facility agreement, and (ii) CHF 112.8 million and CHF 3.6 million resulting from a guarantee issued by Mechel Carbon in favor of VTB Bank as to the payment obligations of Yakutugol under the credit facility agreement. On January 8, 2015, Mechel Carbon rejected the proceedings by submission of two Rechtsvorschlag (i.e., a motion exercising the right to refuse the procedure for compulsory execution). The proceedings were stopped. On February 16, 2015, Mechel Carbon received two claims of VTB Bank dated February 10, 2015 and court orders of canton Zug dated February 13, 2015 with respect to the following amounts: (i) CHF 184.7 million and CHF 6.2 million resulting from a guarantee issued by Mechel Carbon in favor of VTB Bank as to the payment obligations of Southern Kuzbass Coal Company under the credit facility agreement, and (ii) CHF 107.4 million and CHF 3.6 million resulting from a guarantee issued by Mechel Carbon in favor of VTB Bank as to the payment obligations of Yakutugol under the credit facility agreement. In court of canton Zug, VTB Bank is challenging Mechel Carbon’s refusal to participate in the enforcement proceedings. The Cantonal Court of Zug asked Mechel Carbon to submit a statement of defense within seven days. Mechel Carbon has applied for the extension. The Cantonal Court of Zug has granted the extension until April 17, 2015. Statement of defense of Mechel Carbon has been filed. The hearings were suspended until April 1, 2017 based on the parties mutual request. On April 4, 2017, VTB Bank issued its motion to terminate the proceedings.

On January 7, 2015, Mechel Trading received the notice of Betreibungsamt of Baar where it was informed about the proceedings against Mechel Trading based on the claim of VTB Bank in the amount of CHF 51.6 million and CHF 1.3 million resulting from the guarantee issued by Mechel Trading in favor of VTB Bank under the payment obligations of Mechel. On January 8, 2015, Mechel Trading rejected the proceedings by submission of Rechtsvorschlag. The proceedings were stopped. On January 14, 2015, Mechel Trading received the notice of Betreibungsamt of Baar about the proceedings against Mechel Trading based on the claim of VTB Bank in the amount of CHF 694.9 million and CHF 50.1 million (interest) and CHF 2.3 million (penalty for the payment default) resulting from the guarantee issued by Mechel Trading in favor of VTB Bank under the payment obligations of Mechel. On January 19, 2015, Mechel Trading rejected the proceedings by submission of Rechtsvorschlag. The proceedings were stopped. On February 16, 2015, Mechel Trading received one claim of VTB Bank dated February 10, 2015 and court order of canton Zug dated February 13, 2015, with respect to the amount of CHF 747.3 million. In court of canton Zug, VTB Bank is challenging Mechel Trading’s refusal to participate in the enforcement proceedings. The Cantonal Court of Zug asked Mechel Trading to submit a statement of defense within seven days. Mechel Trading has applied for the extension. The Cantonal Court of Zug has granted the extension until April 17, 2015. Statement of defense of Mechel Trading has been filed. The hearings were suspended until April 1, 2017 based on the parties mutual request. On April 4, 2017, VTB Bank issued its motion to terminate the proceedings.

On March 2, 2015, we received notice from the LCIA that VTB Bank has filed a request for arbitration against Mechel, claiming $101.9 million (plus interest, expenses and any other amounts awarded by the arbitral tribunal) pursuant to a guarantee under which Mechel has allegedly guaranteed the performance of obligations of Skyblock Limited under a 2012 ISDA Master Agreement currency derivative transaction between Skyblock Limited and VTB Bank (Austria) AG (the “2012 ISDA Master Agreement”). On March 4, 2015, VTB Bank delivered its demand for immediate payment of the $101.9 million amount, threatening to petition for the winding-up of Skyblock Limited in case Skyblock Limited fails to pay this outstanding amount. On March 27, 2015, Mechel sent to the LCIA its response to the request for arbitration, rejecting VTB Bank’s claim, including, inter alia, the validity of early termination of the 2012 ISDA Master Agreement. On March 31, 2015, notice was served on Mechel Service Global concerning the seizure of shares of the company in favor of VTB Bank. Such shares were seized according to the judgment of the court in the Hague dated March 30, 2015 as an interim measure in support of the LCIA arbitration claim by VTB Bank against Mechel. On April 10, 2015, VTB Bank submitted a request for arbitration against Skyblock Limited under the 2012 ISDA Master Agreement. Due to the restructuring negotiations initially the parties have agreed on the moratorium for any arbitration proceedings until July 1, 2015, since then this moratorium has been extended until April 1, 2017. In October 2015, the payment obligations of Skyblock Limited under the 2012 ISDA Master Agreement have been repaid. In April 2017, VTB Bank withdrew its claims and the LCIA terminated the arbitrations; Mechel Service Global’s shares were released from seizure.

On March 16, 2015, we received notice from the LCIA that VTB Bank and VTB Capital Plc have filed 14 requests for arbitration against our group companies. The 14 requests claim amounts allegedly due, including during the arbitration, plus expenses and any other amounts awarded by the arbitral tribunal, pursuant to two syndicated credit agreements (one involving Yakutugol and the other involving Southern Kuzbass Coal Company) and 12 deeds of guarantee with respect to those syndicated credit agreements. Under these deeds of guarantee, the guarantors (Mechel, Mechel Mining, Mechel Carbon, Mechel Carbon Singapore, Korshunov Mining Plant, Yakutugol and Southern Kuzbass Coal Company) each guaranteed the obligations of the borrowers (Yakutugol and Southern Kuzbass Coal Company) under each of the syndicated credit agreements. As of the date of the filing of the requests for arbitration, the claim against Yakutugol as the borrower and the claims against each of the Yakutugol guarantors amount to $16.2 million, and the claim against Southern Kuzbass Coal Company as the borrower and the claims against each of the Southern Kuzbass Coal Company guarantors amount to $16.3 million. On March 17-18, 2015, we received notice from the LCIA concerning the initiation of the 14 arbitration cases described above. On April 13, 2015, the relevant Mechel group companies filed preliminary response letters in respect of the 14 arbitration cases described above. On April 24, 2015, in support of the 14 aforementioned LCIA arbitration proceedings, VTB Bank and VTB Capital Plc filed an arbitration claim with the High Court of Justice Queen’s Bench Division Commercial Court in England seeking injunctive relief to secure their arbitration claims. The first hearing regarding injunctions took place on April 29, 2015, following the hearing and considering parties position the court postponed the hearing until May 18, 2015, however, later due to the restructuring negotiations the parties agreed on the moratorium for injunction hearing until July 1, 2015, afterwards the moratorium for hearing and arbitration proceedings has been extended until June 1, 2017.

In February 2017, a number of lenders filed 14 requests for arbitration with the LCIA. The 14 requests claim amounts allegedly due, including during the arbitration, plus expenses and any other amounts awarded by the arbitral tribunal, pursuant to two syndicated credit agreements (one involving Yakutugol and the other involving Southern Kuzbass Coal Company) and 12 deeds of guarantee with respect to those syndicated credit agreements. Under these deeds of guarantee, the guarantors (Mechel, Mechel Mining, Mechel Carbon, Mechel Carbon Singapore, Korshunov Mining Plant, Yakutugol and Southern Kuzbass Coal Company) each guaranteed the obligations of the borrowers (Yakutugol and Southern Kuzbass Coal Company) under each of the syndicated credit agreements. As of the date of the filing of the requests for arbitration, the claim against Yakutugol as the borrower and the claims against each of the Yakutugol guarantors amount to $230.1 million plus default interest and costs, and the claim against Southern Kuzbass Coal Company as the borrower and the claims against each of the Southern Kuzbass Coal Company guarantors amount to $231.0 million plus default interest and costs. These recent claims trigger an event of default and cross-default under various loan agreements and our lenders may claim for accelerated repayments. We have requested our major Russian lenders to waive cross-default provisions in this respect, however we have no clarity when and whether such waivers will be granted. See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — If we are unable to restructure all of our indebtedness or fail to comply with the new terms of the restructured indebtedness, our lenders may claim for accelerated repayment, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects.”

Leasing

In September-October 2014, Sberbank Leasing AO filed 14 lawsuits against Mechel and our subsidiaries with the arbitrazh courts of first instance in five regions of the Russian Federation seeking recovery of lease payments and penalties under equipment finance leases totaling approximately 952.3 million rubles and $3.0 million. From November 2014 to May 2015, the arbitrazh courts of first instance ruled in favor of Sberbank Leasing AO for all cases. Our appeals were considered and rejected by the courts of appeal during the period from May to November 2015. All of the disputes between the parties were resolved by signing of settlement agreements which were approved by the courts in the second half of 2016.

In 2015, Sberbank Leasing AO filed 32 lawsuits against Mechel and our subsidiaries with the arbitrazh courts of first instance in five regions of the Russian Federation seeking recovery of lease payments, penalties and transfer of leasing assets under equipment finance leases totaling approximately 1.3 billion rubles and $4.5 million. The arbitrazh courts of first instance sustained in full and in part the plaintiff’s claims on recovery of debt under 31 cases, taking into account our counterclaims, as well as sustained in full the plaintiff’s claims on recovery of property under 29 of these cases. We appealed all these cases. Sberbank Leasing AO appealed those cases under which the claims were sustained in part. In March-September 2016, the courts of various instances approved settlement agreements regarding all cases. The terms of 11 settlement agreements were revised in part of the payment schedule. We expect the approval of these revised versions by the court in April-May 2017.

From June to September 2015 and in March 2016, Caterpillar Financial OOO filed eight lawsuits with the Moscow Arbitrazh Court against Yakutugol, Mechel Engineering, Korshunov Mining Plant, Mechel Materials, Metallurgshakhtspetsstroy, Tomusinsky Open Pit and Southern Kuzbass Coal Company, as well as Mechel (as the guarantor under four lease agreements) seeking termination of lease agreements, withdrawal of leasing assets and recovery of debt in an aggregate amount of approximately $5.0 million and €313.9 thousand. During the period from October 2015 to July 2016, the Moscow Arbitrazh Court sustained the claims regarding the recovery of debt in the amount of approximately $4.5 million and €380.2 thousand and dismissed the claims regarding the withdrawal of leasing assets under six cases; sustained the claims regarding the withdrawal of leasing assets and dismissed the rest of claims under one case; sustained in full the plaintiff’s claims under one case. During the period from October 2015 to November 2016, we appealed all these cases with the higher courts. The higher courts upheld the decisions of the Moscow Arbitrazh Court under seven cases and recovered penalty in the amount of approximately $88.6 thousand under one case. In addition, in July 2016, Caterpillar Financial OOO filed a lawsuit with the Moscow Arbitrazh Court against Southern Kuzbass Coal Company seeking withdrawal of a leasing asset under one lease agreement and recovery of debt in an aggregate amount of approximately $235.8 thousand under two other lease agreements. During the court hearings, the court divided the lawsuit into three cases. In January 2017, the Moscow Arbitrazh Court sustained the plaintiff’s claims regarding the withdrawal of the leasing asset and recovery of debt in the amount of approximately $56.6 thousand. We continue to negotiate restructuring with Caterpillar Financial OOO. In April 2017, the Ninth Arbitrazh Court of Appeal approved the first settlement agreement between Mechel Engineering and Caterpillar Financial OOO.

During the period from May to November 2016, VTB Leasing JSC filed 18 lawsuits with the Moscow Arbitrazh Court against Mecheltrans seeking recovery of debt under lease payments totaling approximately 929.7 million rubles and penalties for delay in payment of lease payments totaling approximately 187.1 million rubles. In the course of negotiations with VTB Leasing JSC we repaid part of the debt and reduced the amount of claims for lease payments to 499.4 million rubles and for penalties to 82.7 million rubles. In January-April 2017, the courts of various instances approved settlement agreements regarding all cases.

Other

On January 9, 2017, Atrix B.V. filed a lawsuit with the Arbitrazh Court of Rostov region against Mechel, Mechel Mining Management, Mechel-Steel Management, NK INVEST OOO and former general director of Rostov Electrometallurgical Plant OOO seeking jointly and severally recovery of damages related to the management of Rostov Electrometallurgical Plant OOO in the amount of approximately 10.1 billion rubles. In February 2017, the amount of claims under the lawsuit was increased to 10.9 billion rubles. On April 13, 2017, the proceedings have been suspended due to judicial expertise.

Rostov Electrometallurgical Plant OOO and Lomprom Rostov OOO within the bankruptcy cases of Zlatoust Metallurgical Plant AO and Guryevsk Metallurgical Plant OAO (hereinafter referred to as the “debtors”) reviewed in the Arbitrazh Court of Chelyabinsk region and the Arbitrazh Court of Kemerovo region, respectively, requested to hold Mechel secondarily liable for obligations of the debtors. The claimants state that Mechel was the controlling entity in relation to the debtors and pursuant to the Bankruptcy Law should be liable in the amount equal to the aggregate amount of creditor claims that remained unsettled due to insufficiency of the debtors’ property. The amount of claims is not currently defined; the court hearings are scheduled for April 28 and May 4, 2017.

Securities litigation

On December 16, 2013, SAVEN ENTERPRISES LTD. (“SAVEN”) filed a claim in the Arbitrazh Court of Kemerovo region against Tomusinsky Open Pit and Southern Kuzbass Coal Company seeking invalidation of coal supply contracts signed between Tomusinsky Open Pit and Southern Kuzbass Coal Company, application of the consequences of their invalidity in the form of repayment of 21.1 billion rubles and interest recovery in favor of Tomusinsky Open Pit. During the trial, the amount of claims was reduced to 16.4 billion rubles and several expert examinations regarding the determination of the market price of coal sold under these contracts were conducted. The experts confirmed that the coal was sold based on market prices. On January 30, 2015, the Arbitrazh Court of Kemerovo region ruled to dismiss the claims of SAVEN. SAVEN filed an appeal with the Seventh Arbitrazh Court of Appeal. The court dismissed the appeal. SAVEN filed a cassation appeal with the Arbitrazh Court of West Siberian District. On September 14, 2015, the Arbitrazh Court of West Siberian District reversed the lower courts decisions and remanded the case for a new proceeding with the court of first instance. On April 28, 2016, the Arbitrazh Court of Kemerovo region ruled to conduct a judicial expertise until August 2016 and suspended the proceedings. In October 2016, the judicial expertise was completed and the court resumed the proceedings. On March 15, 2017, the Arbitrazh Court of Kemerovo region dismissed the claim.

In May 2014, SAVEN filed with the District Court of Nicosia a lawsuit against Tomusinsky Open Pit and other Russian group companies, Mr. Zyuzin and Russian and Cypriot companies belonging to him and his family members, claiming damages amounting to $781.4 million for losses allegedly caused to Tomusinsky Open Pit and SAVEN as a minority shareholder in Tomusinsky Open Pit. In the context of the above lawsuit, SAVEN applied for the seizure of assets of the defendant Cypriot companies and Mr. Zyuzin and on May 20, 2014 the Cyprus Court granted ex parte such freezing injunctions. In May 2015, Tomusinsky Open Pit filed an appeal. On February 15, 2017, the litigation was terminated based upon mutual request of the parties, including freezing injunctions; the appeal claim was revoked as well.

In April 2015, Vadim Varshavsky filed a lawsuit with the Moscow Arbitrazh Court seeking to oblige Mechel and Mechel Steel OOO to perform share purchase agreements by transferring 2,000 shares of our Cypriot company Daveze Limited and to recognize the plaintiff’s title to these shares. In August 2015, the Moscow Arbitrazh Court ruled to terminate the proceedings. Vadim Varshavsky appealed to the higher courts. In December 2015, the Arbitrazh Court of Moscow District reversed the lower courts decisions and remanded the case for a new proceeding. In June 2016, the Moscow Arbitrazh Court dismissed the claim. During the period from October 2016 to February 2017, the higher courts upheld the decision of the Moscow Arbitrazh Court.

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

On June 30, 2016, our general shareholders’ meeting decided not to pay dividends for 2015 on common shares and declared a dividend of 6.9 million rubles on preferred shares (of which 2.8 million rubles was paid to Skyblock Limited), which was paid in July and August 2016. On June 30, 2015, our general shareholders’ meeting decided not to pay dividends for 2014 on common shares and declared a dividend of 6.9 million rubles on preferred shares (of which 2.8 million rubles was paid to Skyblock Limited), which was paid in July and August 2015. On June 30, 2014, our general shareholders’ meeting decided not to pay dividends for 2013 on common shares and declared a dividend of 6.9 million rubles on preferred shares (of which 2.8 million rubles was paid to Skyblock Limited), which was paid in July and August 2014. In each case we could not pay dividends to those shareholders who did not provide us with their bank account details.

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

Significant Changes

Confirmation of restructuring terms with Russian state banks

On April 6 and 10, 2017, our major Russian lenders Gazprombank, VTB Bank and Sberbank confirmed restructuring terms under the relevant credit facilities, including an extension of the repayment grace period until 2020 and the final maturity until 2022, interest rate of the CBR key rate plus 1.5% per year for ruble-denominated credit facilities and 3M LIBOR plus 7% per year for U.S. dollar-denominated credit facilities, and partial capitalization of interest payments.

Call option agreement with VTB Capital Plc

On January 20, 2017, VTB Capital Plc and Skyblock Limited entered into a call option agreement providing the bank with an option to buy all or any of 6,937,846 preferred shares representing 5% of issued preferred shares in the share capital of Mechel (the “option shares”) or to receive a cash sum in lieu of option shares or to buy some of the option shares and to receive a cash sum for the remaining option shares. The strike price is 47.3682 rubles per share. VTB Capital Plc has a right to exercise this call option during the period from April 1, 2017 to December 31, 2020. We have pledged option shares in favor of VTB Capital Plc to secure performance of our obligations under the call option agreement. In April 2017, VTB Capital Plc exercised its option right to buy all option shares, but we have requested the bank to extend the start date of the option period by one year until April 1, 2018. Skyblock Limited did not fulfill its obligations under the option notice. Negotiations on amending the terms of the option are ongoing.

Item 9. The Offer and Listing

Our common ADSs have been listed on the NYSE under the symbol “MTL” since October 2004. Our common shares were listed on Open Joint Stock Company “Russian Trading System” Stock Exchange (“RTS”) under the symbol “MTLR” in June 2004, and in October 2008 were promoted to the quotation list “A-2.” In December 2011, RTS ceased to exist as a result of its reorganization through accession to Closed Joint Stock Company Moscow Interbank Currency Exchange (“MICEX”), now Public Joint-Stock Company “Moscow Exchange MICEX-RTS” (“Moscow Exchange”), and our common shares were excluded from the quotation list “A-2” on RTS. In October 2008, our common shares were admitted to trading on MICEX and included in the quotation list “V,” and were promoted to the quotation list “A-1” in March 2009. Since June 2014, our common shares have been trading on the MICEX Level 1 quotation list. The change is associated with the Moscow Exchange’s new listing rules which came into effect on June 9, 2014. Level 1 includes securities that were on the “A-1” and “A-2” quotation lists before this date. In December 2016, MICEX ceased to exist as a result of accession to Moscow Exchange. Since the liquidity of our shares on MICEX was typically much higher than on RTS, in the table below starting from January 2009 we use MICEX data (conversion from rubles into U.S. dollars is made using the CBR exchange rate).

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

	Common ADSs		Common Shares
	High	Low	High	Low
	(In U.S. dollars)
March 2017	5.65	4.36	2.83	2.26
February 2017	6.22	4.87	3.10	2.53
January 2017	6.79	5.91	3.28	2.96
December 2016	6.19	5.14	3.21	2.61
November 2016	6.61	4.35	3.20	2.23
October 2016	5.19	2.81	2.53	1.41
First Quarter 2017	6.79	4.36	3.28	2.26
Fourth Quarter 2016	6.61	2.81	3.21	1.41
Third Quarter 2016	2.90	1.46	1.44	0.82
Second Quarter 2016	2.15	1.56	1.03	0.80
First Quarter 2016	2.05	1.29	0.94	0.69
Fourth Quarter 2015	2.02	1.52	1.03	0.91
Third Quarter 2015	2.48	1.34	1.07	0.75
Second Quarter 2015	2.94	2.34	1.35	1.20
First Quarter 2015	3.65	1.26	1.51	0.44
2016	6.61	1.29	3.21	0.69
2015	3.65	1.26	1.51	0.44
2014	5.12	0.87	1.99	0.28
2013	14.80	3.94	7.22	1.72
2012	24.74	10.54	11.89	5.35
2011	69.18	15.80	32.74	8.05
2010	61.60	34.90	30.11	17.64
2009	43.64	5.14	17.81	2.29
2008	115.24	7.32	45.00	4.10
2007	69.26	15.82	25.71	8.30
2006	20.64	12.68	10.20	6.25
2005	24.34	14.04	11.20	7.75
2004	14.96	10.52	17.00	0.36

Our preferred ADSs have been listed on the NYSE under the symbol “MTL PR” since May 2010. In April 2011, our preferred shares were admitted to trading without listing on RTS and MICEX. Our preferred shares were included in the quotation list “A-1” on MICEX in July 2011. In December 2011, RTS ceased to exist as a result of accession to MICEX, now Moscow Exchange, and our preferred shares were excluded from the list of securities admitted to trading without listing on RTS. Since June 2014, our preferred shares have been trading on the MICEX Level 1 quotation list. The change is associated with the Moscow Exchange’s new listing rules which came into effect on June 9, 2014. Level 1 includes securities that were on the “A-1” and “A-2” quotation lists before this date. In December 2016, MICEX ceased to exist as a result of accession to Moscow Exchange. Each preferred ADS represents one-half of a preferred share.

The following table sets forth the high and low closing prices per preferred ADS and preferred share for: (1) the most recent six months; (2) the most recent nine quarters; and (3) all years following the public offering in 2010.

	Preferred ADSs		Preferred Shares
	High	Low	High	Low
	(In U.S. dollars)
March 2017	1.20	0.98	2.44	2.15
February 2017	1.32	1.16	2.74	2.32
January 2017	1.28	1.12	2.73	2.45
December 2016	1.15	0.99	2.44	2.10
November 2016	1.12	0.95	2.38	1.99
October 2016	1.00	0.55	2.28	1.19
First Quarter 2017	1.32	0.98	2.74	2.15
Fourth Quarter 2016	1.15	0.55	2.44	1.19
Third Quarter 2016	0.59	0.21	1.19	0.55
Second Quarter 2016	0.30	0.22	0.66	0.53
First Quarter 2016	0.29	0.20	0.59	0.46
Fourth Quarter 2015	0.35	0.25	0.67	0.64
Third Quarter 2015	0.38	0.20	0.89	0.54
Second Quarter 2015	0.42	0.35	0.94	0.86
First Quarter 2015	0.46	0.09	1.03	0.30
2016	1.15	0.20	2.44	0.46
2015	0.46	0.09	1.03	0.30
2014	0.47	0.08	1.09	0.17
2013	2.23	0.39	4.11	1.01
2012	4.91	1.92	11.82	3.86
2011	11.27	3.24	8.99	6.15
2010	9.66	6.60	n/a	n/a

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

Description of Capital Stock

General

Pursuant to our charter, we have the right to issue registered common shares, preferred shares and other securities provided for by the legislation of the Russian Federation with respect to securities. Our capital stock currently consists of 555,027,660 shares, including 416,270,745 common shares, each with a nominal value of 10 rubles, and 138,756,915 preferred shares, each with a nominal value of 10 rubles, all of which are fully paid, issued and outstanding under Russian law. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. We are authorized to issue an additional 81,698,341 common shares with a nominal value of 10 rubles each. None of our capital stock is under option or agreed conditionally or unconditionally to be put under option. Any of our shares that are owned by our subsidiaries are not considered treasury shares under Russian law (i.e., they are considered outstanding shares), and we are able to vote such shares and dispose of such shares without any further corporate actions by our shareholders or Board of Directors, provided that such disposals are not major or interested party transactions. Currently, our wholly-owned subsidiary Skyblock Limited holds 55,502,766 preferred shares. The shares are considered issued and outstanding shares under Russian law and have all the rights attaching to other preferred shares. The preferred shares owned by Skyblock Limited are not considered outstanding for purposes of our IFRS financial statements.

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

Rights attaching to common shares

Holders of our common shares have the right to vote at general shareholders’ meetings. As required by the Joint-Stock Companies Law and our charter, all of our common shares have the same nominal value and grant to their holders identical rights. Each fully paid common share, except for treasury shares, gives its holder the right to:

•	freely transfer the shares without the consent of other shareholders or the company;

•	receive dividends in accordance with our charter and current legislation;

•	participate in general shareholders’ meetings and vote on all matters of shareholders’ competence;

•	transfer voting rights to its representative on the basis of a power of attorney;

•	elect and be elected to the governing and controlling bodies of the company;

•	if holding, alone or with other holders, 2% or more of the voting stock, within 45 days after the end of our fiscal year, make proposals to the agenda of the annual general shareholders’ meeting and nominate candidates to the board of directors, review commission and counting commission;

•	if holding, alone or with other holders, 10% or more of the voting stock, demand that the board of directors call an extraordinary general shareholders’ meeting or an unscheduled audit by our review commission or an independent auditor;

•	demand, under the following circumstances, the repurchase by us of all or some of the shares owned by it, as long as such holder voted against or did not participate in the voting on the decision approving the following:

•	our reorganization;

•	conclusion of a major transaction (in the form of consent or subsequent approval), which involves property in excess of 50% of the balance sheet value of the company’s assets determined according to its accounting statements on the last reporting date (including those which are simultaneously interested party transactions);

•	amendment of our charter or approval of a new version of our charter that restricts the holder’s rights; and

•	amendment of the company’s charter which eliminates indication that the company is public, simultaneously with the decision on applying to the CBR on release from obligation to disclose information under the laws of the Russian Federation on securities and the decision on applying for delisting of shares and securities convertible into shares;

•	upon liquidation, receive a proportionate amount of our property after our obligations to our creditors are fulfilled;

•	have access to certain company documents, receive copies for a reasonable fee and, if holding alone or with other holders, 25% or more of the voting stock, have free access to accounting documents and minutes of meetings of the collegial executive body (Management Board);

•	if holding, alone or with other shareholders at least 1% of the voting shares, demand consent for the interested party transaction; and

•	exercise other rights of a shareholder provided by our charter, Russian legislation and decisions of general shareholders’ meetings approved in accordance with its competence.

Rights attaching to preferred shares

Pursuant to our charter, all of our preferred shares have the same nominal value and grant to their holders identical rights. Each fully paid preferred share gives its holder the right to:

•	freely transfer preferred shares without the consent of other shareholders;

•	receive dividends in accordance with our charter and current legislation;

•	upon liquidation, receive a portion of our liquidation value, which is equal to a portion of our property calculated pro rata to the portion represented by one preferred share in our charter capital;

•	have access to certain company documents and receive copies for a reasonable fee;

•	transfer all or part of the rights attached to the preferred shares to its representative on the basis of a power of attorney; and

•	participate in shareholders’ meetings and vote on the following matters:

•	our reorganization, liquidation and in case of amendment of the company’s charter which eliminates indication that the company is public, simultaneously with the decision on applying to the CBR on release from obligation to disclose information under the laws of the Russian Federation on securities and the decision on applying for delisting of shares and securities convertible into shares;

•	any amendment of our charter or approval of a new version of our charter that restricts the preferred shareholders’ rights, including determination or increase of a dividend amount and/or determination or increase of the liquidation value paid on preferred shares of previous priority, as well as provision to shareholders of another type of preferred shares of advantages in the priority of payment of dividends and/or the liquidation value of shares;

•	participate in shareholders’ meetings and vote on all matters on which common shareholders are entitled to vote if for any reason the annual shareholders’ meeting did not adopt a resolution to pay the full amount of dividends to which preferred shareholders are entitled under our charter. The holders of preferred shares enjoy this right effective from the first shareholders’ meeting to be held after the relevant annual shareholders’ meeting and until the date when dividends on preferred shares are paid in full;

•	filing of an application with a stock exchange for listing or delisting of our preferred shares; and

•	in other cases provided for in the applicable laws of the Russian Federation.

Pre-emptive rights

The Joint-Stock Companies Law and our charter provide existing shareholders with a pre-emptive right to purchase additional shares or securities convertible into shares issued by way of open subscription in an amount proportionate to their existing holding of shares of the same category (type) as the newly issued shares. In addition, the Joint-Stock Companies Law and our charter provide shareholders with a pre-emptive right to purchase shares or securities convertible into shares during a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The pre-emptive right does not apply to placement of shares or other securities convertible into shares through a closed subscription among existing shareholders only, provided that such shareholders may each acquire a whole number of shares or other securities convertible into shares being placed in an amount proportionate to their existing holding of shares of the corresponding category (type). We must notify shareholders of the opportunity to exercise their pre-emptive rights and the period thereof in accordance with the procedure and time limits provided by Russian law.

Dividends

The Joint-Stock Companies Law and our charter set forth the procedure for determining the dividends that we distribute to our shareholders. Shareholders may decide on whether or not to pay the dividends upon results of a reporting quarter, half a year, nine months and/or year. Dividends are recommended to a general shareholders’ meeting by the board of directors, and approved by the general shareholders’ meeting by a majority vote. A decision on quarterly dividends may be taken at a general shareholders’ meeting within three months of the end of the respective quarter; a decision on annual dividends must be taken at the annual general shareholders’ meeting. The company shall not be entitled to resolve (declare) on payment of dividends on common and preferred shares, the amount of dividends on which has not been determined, unless it is resolved to fully pay dividends on all types of preferred shares, the amount of dividends on which is determined by the company’s charter. The dividend approved at the general shareholders’ meeting may not be more than the amount recommended by the board of directors. The date on which in accordance with the decision on payment (declaration) of dividends are determined the persons entitled to receive them, cannot be earlier than 10 days from the date of the decision to pay (declare) dividends and later than 20 days from the date of such decision. Dividends are not paid on treasury shares. Dividend payment period to a nominee holder and a trustee who is a professional participant of the securities market, which are registered in the register of shareholders, shall not exceed 10 business days, and to other persons registered in the register of shareholders shall not exceed 25 business days from the date on which the persons entitled to receive dividends are defined. A shareholder who is entitled to the declared dividends but has not received them due to the fact that the company or the registrar has no exact and necessary address information or bank details, or in connection with the other creditor’s delay, has a right to make a claim to the company for the unpaid dividends within three years from the date of the decision on their payment. Upon the expiration of this three year period, declared and unclaimed dividends are restored in retained earnings of the company and the obligation on their payment terminates.

Starting from January 1, 2014, a new “cascade” dividend payment mechanism is introduced with respect to shares recorded on custodians’ account as opposite to the shareholders’ register. The cascade payment mechanism provides that Russian issuers will pay dividends to the NSD for further transfer to nominee holders (custodians), who in turn will be obliged to further transfer dividends to their clients (shareholders, foreign nominee holders and depositary banks for further transfer to depositary receipt owners). Under the new regime no disclosure will be required by ultimate beneficial owners in order to receive dividends. See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Shares and the Trading Market — Upon introduction of a new system of recording the depositary’s rights to the shares underlying depositary receipts, the depositary is required to disclose information on ADS and GDS owners in order to exercise voting rights and receive dividends with respect to the shares underlying ADSs and GDSs.”

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

Pursuant to our charter, we may calculate the dividends for preferred shares on the basis of our consolidated financial statements prepared under accepted international accounting standards which we apply for the relevant accounting period, including IFRS and U.S. GAAP. The annual fixed dividend for one preferred share amounts to 20% of our net profit under our annual consolidated financial statements prepared in accordance with the applicable international accounting standards and audited by an independent auditor, divided by 138,756,915, and is declared and paid subject to sufficiency of the company’s net profit for those purposes.

If the dividend to be paid for one common share exceeds the dividend to be paid for one preferred share for the same year, we must increase the dividend to be paid for one preferred share up to the amount of dividend to be paid for one common share. For this purpose, if the nominal value of our common shares has changed (e.g., through a share split), the dividend to be paid for one common share is calculated as if its nominal value has not changed. If dividends for common shares are to be paid in kind, the monetary valuation of the property directed for dividend payment must be determined by the Board of Directors involving an independent appraiser.

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

The Joint-Stock Companies Law and our charter provide for the following order of priority for distribution of remaining assets after settlement with creditors:

•	payments to repurchase shares from shareholders having the right to demand repurchase;

•	payments of accrued but unpaid dividends on preferred shares and the liquidation value of the preferred shares determined by the company’s charter; and

•	payments to holders of common and preferred shares.

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

Russian securities regulations set out detailed procedures for the issuance and registration of shares of a joint-stock company. These procedures require:

•	taking a decision on share placement;

•	approval of a resolution on share issuance;

•	registration of a share issuance with the CBR;

•	placement of the shares;

•	registration and filing with the CBR of a report or a notice (as applicable) on results of share issuance; and

•	public disclosure of information relating to the share issuance.

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

The Joint-Stock Companies Law and our charter provide that our shareholders may demand repurchase of all or some of their shares if the shareholder demanding repurchase voted against or did not participate in the voting on the decision approving any of the following actions:

•	reorganization;

•	consent or subsequent approval of a major transaction, which involves property in excess of 50% of the balance sheet value of the company’s assets determined according to its accounting statements on the last reporting date (including those which are simultaneously interested party transactions);

•	amendment of our charter or approval of a new version of our charter in a manner which restricts shareholders’ rights; or

•	amendment of the public company’s charter which eliminates indication that the company is public, simultaneously with the decision on applying to the CBR on release from obligation to disclose information under the laws of the Russian Federation on securities and the decision on applying for delisting of shares and securities convertible into shares.

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

Registration and transfer of shares

Russian legislation requires that a joint-stock company maintain a register of its shareholders which, for a public joint-stock company, shall be maintained by a registrar. Since July 2014, our shareholder register has been maintained by Computershare Registrar JSC which was renamed to Independent Registrar Company JSC in October 2015. Ownership of our shares is evidenced by entries made in the shareholders’ register or on the books of a Russian licensed depositary.

The Federal Law No. 414-FZ “On the Central Depositary” dated December 7, 2011 (the “Central Depositary Law”), which came into force on January 1, 2012, set out a legal framework for establishment and operation of the central depositary. On November 6, 2012, the FFMS granted the NSD the status of central depositary which opened its nominee holder accounts in, among others, all securities registers of the issuers which are obliged to disclose information in accordance with Russian securities law. As we are required to make public disclosures, the above requirement is applicable to us, which means that the central depositary became the only person having a nominee holder account in our share register. Also, the Central Depositary Law prohibits persons maintaining securities registers from opening and depositing securities (save for limited exceptions) to other nominee holder accounts from the date of the opening of a nominee holder account with the central depositary.

Any of our shareholders may obtain an extract from the register of our shareholders maintained by the registrar or from their respective depositary, as the case may be, certifying the number of shares that such shareholder holds. We are entitled to obtain an extract from our shareholders’ register which sets out all of our shareholders registered directly therein in cases provided under Russian law. In addition, we are entitled to request through the registrar a list of clients of nominee holders which are entitled to participate in the general shareholders’ meeting. However, we are unable to monitor transfers of our shares that are held on the books of depositaries registered with the central depositary because underlying shareholders have no obligation to reveal and such depositaries have no obligation to notify us about such transfers. As a result, we can currently only identify our actual shareholders in a limited number of cases provided for by Russian law, including when requesting our registrar to compile a list of shareholders of record for the general shareholders’ meeting and when shareholders and ADSs or GDSs holders provide voting instructions together with disclosure of information, including ownership information, in accordance with Russian securities regulations.

Our shareholders and beneficial owners of our shares shall notify us and the CBR of an acquisition of 5% or more of our common shares or of an acquisition of the right to vote on 5% or more of our common shares by virtue of an agreement or otherwise, and of any subsequent change in the number of such common shares above or below 5%, 10%, 15%, 20%, 25%, 30%, 50%, 75% or 95% of the total amount of votes attached to the voting shares in the charter capital, and we are required to disclose such information in accordance with Russian securities regulations.

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

Disclosure of Information

Under Russian legislation, disclosure of information on the securities market means making it available to all interested parties, regardless of the purpose of obtaining this information. We are required to make the following periodic public disclosures and filings in the newswire of authorized information agency Interfax (www.e-disclosure.ru), on our websites at www.mechel.ru and www.mechel.com, as well as on the webpage provided by authorized information agency Interfax (www.e-disclosure.ru/portal/company.aspx?id=1942):

•	disclosure of quarterly reports containing information about us, our shareholders, registrar and depositary, the structure of our management bodies, the members of the board of directors, management board and review commission, our branches and representative offices, our subsidiaries and affiliates, our shares, bank accounts and auditors, important developments during the reporting quarter, quarterly accounting statements prepared in accordance with Russian accounting standards, and other information about our financial and business activity;

•	disclosure of any information concerning material facts and other official disclosures, including, among other things, our reorganization; certain changes in the amount of our assets; decisions on share issuances; certain changes in ownership and shareholding; information about controlled organizations which are material to us or organizations controlling us, reorganization, liquidation or bankruptcy of such organizations; conclusion of agreement with our controlled or controlling organization, where we are required to buy securities issued by such controlled or controlling organization; as well as shareholder and management bodies resolutions;

•	notifying Moscow Exchange about the disclosure of aforementioned information;

•	disclosure of the documents that we have received in connection with any of the following:

•	a voluntary offer (including any competing offer) to acquire us;

•	a mandatory offer (including any competing offer) to acquire us;

•	a notice of the right of shareholders to sell their shares to the person that has acquired more than 95% of our common shares; and

•	a request that minority shareholders sell their shares to the person that has acquired more than 95% of our common shares;

•	disclosure of information on various stages of securities placement, issuance and registration through publication of certain data as required by the securities legislation;

•	disclosure of our charter and internal corporate governance documents;

•	disclosure of our annual report and annual financial statements prepared in accordance with Russian accounting standards and our annual and interim U.S. GAAP/IFRS financial statements;

•	disclosure on a quarterly basis of a list of our affiliated companies and individuals;

•	disclosure of a list of information which is considered an insider information and approved by the company (“insider information”);

•	disclosure of insider information; and

•	disclosure of other information as required by applicable Russian securities legislation.

General Meetings of Shareholders

Procedure

A general shareholders’ meeting may exercise only the powers that are set forth in the Joint-Stock Companies Law and in our charter. Among the issues which our shareholders have the exclusive power to decide are:

•	approval of charter amendments or of a new version of the charter;

•	reorganizations or liquidations;

•	election and early removal of the members of the board of directors;

•	determination of the number, nominal value and type of authorized shares and rights granted by such shares;

•	changes in the company’s charter capital;

•	appointment and early removal of the members of our review commission and counting commission;

•	approval of our independent auditor;

•	consent or subsequent approval of certain interested party transactions and major transactions;

•	distribution of profits and losses, including approval of dividends payment;

•	decisions on our participation in commercial or industrial groups or other associations of commercial entities;

•	redemption by the company of issued shares in cases provided for by the Joint-Stock Companies Law;

•	approval of certain internal documents regulating the activity of our governing bodies;

•	decision on filing of an application for delisting of our shares or securities convertible into shares; and

•	other issues, as provided by the Joint-Stock Companies Law and our charter.

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

A resolution of the shareholders’ meeting to apply for delisting of our preferred shares requires a three-quarters majority vote of the voting common stock present at the meeting and a three-quarters majority vote of the total preferred stock. The Joint-Stock Companies Law provides that a charter may require a larger number of the votes for passing such resolution.

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

A shareholder or group of shareholders owning in the aggregate at least 2% of the outstanding voting shares may introduce proposals for the agenda of the annual general shareholders’ meeting and may nominate candidates to the board of directors, general director and the review commission. Any agenda proposals or nominations must be provided to the company not later than 45 days after the preceding calendar year ends.

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

The voting ballots, which must be used when conducting a general shareholders’ meeting in form of a meeting in a joint-stock company, must be sent to persons registered in the register of shareholders and entitled to participate in the general shareholders’ meeting at least 20 days in advance of the general shareholders’ meeting.

Notice and participation

Persons registered in the register of shareholders and entitled to participate in a general shareholders’ meeting must be notified of the meeting, whether the meeting is to be held in direct form or by absentee ballot, not less than 30 days prior to the date of the meeting, and such notification shall specify the agenda for the meeting. However, if it is an extraordinary general shareholders’ meeting to elect the board of directors or it is a general shareholders’ meeting to elect the board of directors of a reorganized company, persons registered in the register of shareholders and entitled to participate in the general shareholders’ meeting must be notified at least 50 days prior to the date of the meeting (according to our charter and amendments to the Russian law effective from July 1, 2016). Under our charter, we may either provide notice by mail or deliver notice with the acknowledgement of receipt to each of our shareholders or publish a notice in Rossiyskaya Gazeta, an official newspaper founded by the Russian government, and on our website stated in the charter or on our website stated in the charter. Only those items that were set out in the agenda may be voted upon at a general shareholders’ meeting. In addition, nominee holders included in the shareholder register will be notified of the shareholders’ meeting by way of an electronic communication and will be required to convey such information to the depositors within a prescribed period.

Under our charter and in accordance with amendments to the Russian law (effective from July 1, 2016), we may notify persons registered in the register of shareholders and entitled to participate in the general shareholders’ meeting of a meeting by sending an electronic message to the email address of a shareholder, as well as by sending the text message containing the procedure for reviewing the notice of the general meeting of shareholders at the contact phone number or email address of a shareholder.

Under our charter and in accordance with amendments to the Russian law (effective from July 1, 2016), a list of persons entitled to participate in the general shareholders’ meeting is compiled by the registrar of the company pursuant to the regulations of Russian securities law. It is compiled on the basis of the data from the register, as well as taking into account information provided to the registrar by the nominee holder to whom the relevant client account was opened in the register. The owners of the company’s shares are not included in the list if the nominee holder has not submitted to the registrar information about them. The list of persons entitled to participate in the general shareholders’ meeting is compiled on the date established by the board of directors, which date may neither be earlier than 10 days from the date of adoption of the resolution to hold a general shareholders’ meeting nor more than 25 days before the date of the meeting (or, in the case of an extraordinary general shareholders’ meeting to elect the board of directors, not more than 55 days before the date of the meeting).

The right to participate in a general shareholders’ meeting may be exercised by shareholders as follows:

•	by personally participating in the discussion of agenda items and voting thereon;

•	by sending an authorized representative to participate in the discussion of agenda items and to vote thereon;

•	by absentee ballot;

•	by delegating the right to fill out the absentee ballot to an authorized representative; or

•	by sending information about their willingness to the nominee holder for further transfer to the registrar in accordance with the requirements of Russian securities law.

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

Furthermore, on July 1, 2016, provisions of the Federal Law No. 210 stipulating the new procedure for corporate actions became effective which, inter alia, provides for a possibility of participation at general meetings of security holders by means of electronic voting for those shareholders who hold their shares either directly on a share register or through a depositary. This new procedure may lead to delays in voting process and inconsistencies and may entail additional risks due to its novelty to the Russian market.

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

The Joint-Stock Companies Law requires at least a nine-member board of directors for a joint-stock company with more than 10,000 holders of voting shares. Only natural persons (as opposed to legal entities) are entitled to sit on the board. Members of the board of directors are not required to be shareholders of the company. Members of the management board are not permitted to constitute more than 25% of the members of the board of directors. The actual number of directors is determined by the company’s charter or decision of the general shareholders’ meeting. Our charter provides that our board of directors shall consist of nine members, and the majority of our directors shall be independent.

The Joint-Stock Companies Law prohibits the board of directors from acting on issues that fall within the exclusive competence of the general shareholders’ meeting. Our board of directors has the power to direct the general management of the company, and to decide the following issues:

•	determination of our business priorities and their significant change, including approval of our annual and quarterly budgets;

•	convening of annual and extraordinary general shareholders’ meetings, except in certain circumstances specified in the Joint-Stock Companies Law;

•	approval of the agenda of the general shareholders’ meeting and determination of the record date for shareholders entitled to participate in a general shareholders’ meeting;

•	placement of our bonds and other securities;

•	determination of the price of our property and of our securities to be placed or repurchased, as provided for by the Joint-Stock Companies Law;

•	repurchase of our shares, bonds and other securities in certain cases provided for by the Joint-Stock Companies Law;

•	appointment of the general director and members of the management board, and early termination of their powers and the establishment of their compensation;

•	recommendation to the general shareholders’ meeting on the amount of a dividend and the payment procedure thereof;

•	recommendation on the amount of remuneration and compensation to be paid to the members of our review commission and on the fees payable for the services of an independent auditor;

•	the use of our reserve fund and other funds;

•	the creation and liquidation of branches and representative offices;

•	approval of internal documents, except for those documents whose approval falls within the competence of the company’s shareholders or general director or the management board;

•	consent or subsequent approval of major and interested party transactions in the cases provided for by the Joint-Stock Companies Law;

•	approval of the procedures of internal control over financial and business operations of the company;

•	control over establishment of the risk management system;

•	increasing our charter capital by issuing additional shares within the limits of the authorized charter capital, except in certain circumstance specified in our charter;

•	approval of decisions on securities issuances and of the prospectus relating to such securities issuances, as well as of reports on the results of such securities issuances;

•	approval of our share registrar;

•	decision on filing of an application for listing of our shares or securities convertible into shares;

•	decision on alienation by the company of treasury and quasi-treasury shares, as well as determination of the procedure for alienation of such shares;

•	approval of financing transactions, as defined in our charter;

•	conclusion of transactions exceeding 5% of the balance sheet value of the company’s assets according to accounting statements on the last reporting date;

•	approval of our annual report and annual financial statements; and

•	other issues, as provided for by the Joint-Stock Companies Law and our charter.

Our charter requires a unanimous vote of the directors present for an action to pass, with the exception of actions for which our charter requires a majority vote of the directors or a majority vote of the disinterested and independent directors, as described herein. A board meeting is considered duly assembled and legally competent to act when the elected directors are present in a number necessary for the adoption of resolutions on items of the agenda in accordance with the charter. Quorum for a board meeting shall be at least half of the elected members of the board and certain issues require presence all of the elected members of the board, unless otherwise provided by the law or the company’s charter.

Management Board

In June 2011, an annual general shareholders’ meeting approved a new version of the “Bylaw on the Collegial Executive Body (Management Board).” Pursuant to the Bylaw, the management board engages in discussions regarding important corporate issues within its powers and makes recommendations to our board of directors. The management board operates on the basis of our charter and applicable internal regulations. The management board’s size is defined by the board of directors, and it is comprised of senior management of Mechel and our subsidiaries, with each member of the management board elected by the board of directors for an indefinite period. A meeting of the management board is quorate if at least half of its members participate in the meeting.

The management board decides on the following issues, among others:

•	developing and submitting to the board of directors long-term plans for the implementation of the company’s priorities and proposals regarding its development strategy;

•	reporting to the board of directors on the realization of investment projects in the amount of more than $30 million;

•	developing and submitting to the board of directors investment projects in the amount of more than $50 million;

•	submitting to the board of directors proposals on bonds placement and acquisitions;

•	submitting to the board of directors proposals on participation (obtaining or increasing participation) or giving up (reducing) our participation in other entities;

•	approving annual and long-term investment programs;

•	approving transactions related to alienation by the company of non-current assets with a value of between 10% to 25% of the balance sheet value of the company’s assets, except for transactions provided by our charter and interested party transactions;

•	making certain decisions regarding the exercise of our rights as a shareholder or a participant of other entities;

•	making recommendations on certain matters relating to the management of our affiliates included in the list approved by our management board;

•	developing and establishing methods of compensation and monetary motivation for our employees; and

•	other issues related to our day-to-day business referred to the management board by its chairman, the board of directors or by a shareholder holding not less than 10% of our voting shares.

Together with the general director, the management board is responsible for our day-to-day management and administration. The management board’s activities are coordinated by the general director (chairman of the management board) and are regulated by applicable Russian law and our charter.

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

Our general director is required under Russian law to disclose information on his holdings of our securities and on sales and/or purchases of our securities, as well as if he is a member of the Board of Directors to inform of the circumstances by virtue of which he can be recognized interested in transactions.

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

Interested Party Transactions

In accordance with amendments to the Joint-Stock Companies Law which entered into force on January 1, 2017, transactions defined as “interested party transactions” do not require a mandatory prior consent of disinterested directors or shareholders of a company. However, the Joint-Stock Companies Law introduces an obligation to notify members of the board of directors, members of the collegial executive body and in case all members of the board of directors are interested (or in case such notification is prescribed by the charter) all shareholders about such transactions prior to their accomplishment. After receiving such a notice, the above-mentioned persons may demand convocation of a meeting of the board of directors or a general shareholders’ meeting to obtain relevant consent.

The following persons may be deemed interested parties: a member of the board of directors; the sole executive body; a member of a collegial executive body; a person directly or indirectly controlling over 50% of the voting shares in another legal entity (on the basis of an instruction, a shareholders’ agreement or other agreements); a person having the right to appoint the sole executive body or more than half of the management board members; and a person having the right to give binding instructions on the company.

A person directly or indirectly holding over 50% of the voting shares in another legal entity shall be deemed controlling. A person in which such holding is exercised shall be deemed controlled.

A transaction shall be deemed an interested party transaction if the persons referred to above and/or their spouses, parents, children, adoptive parents and adopted children, full and half brothers and sisters and/or controlled entities:

•	act as parties to, beneficiaries in, representatives or agents in the transaction;

•	control another legal entity that is a party, beneficiary, representative or agent in the transaction; or

•	act as members of any management body of the company which is a party, beneficiary, representative or agent in the transaction, or members of any governing body of the managing organization of such company.

In public joint-stock companies approval for the transaction shall be granted by a majority vote of disinterested directors of the company who within one year prior to the decision: (1) have not acted as general directors (or persons performing functions of the sole executive body), members of any executive body of the company or its management company or managers; (2) did not have spouses, parents, children, adoptive parents and adopted children, full and half brothers and sisters acting as members of any executive body of the company or its management company or managers; and (3) did not control the company or its management and were not entitled to give instructions binding on the company.

If the value of a transaction or a number of related transactions is 10% or more of the balance sheet value of the company’s assets calculated in accordance with Russian accounting standards, as well as in other cases provided by the Joint-Stock Companies Law, the approval for such transaction shall be granted by a majority vote of disinterested shareholders participating in the meeting.

At the same time, the Joint-Stock Companies Law provides cases in which the relevant requirements do not apply. These include transactions entered into within the ordinary course of business (even if the company did not enter into similar transactions before), transactions in respect of property with the value not exceeding 0.1% of the balance sheet value of the company’s assets calculated in accordance with Russian accounting standards as of the last reporting date, or transactions on the acquisition or redemption by the company of its issued shares, as well as in other cases provided by the Joint-Stock Companies Law.

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

Major Transactions

The Joint-Stock Companies Law defines a “major transaction” as a transaction or a number of related transactions entered into beyond the ordinary course of business and, at the same time, associated with the direct or indirect acquisition, disposal or possibility of disposal of property with a value of 25% or more of the balance sheet value of the company’s assets determined in accordance with Russian accounting standards as of the last reporting date preceding the transaction, as well as in other cases provided by the Joint-Stock Companies Law.

Under the Joint-Stock Companies Law a decision to issue consent to, or to grant a subsequent approval of, major transactions shall be adopted in accordance with the following procedure:

•	major transactions involving property ranging from 25% to 50% of the balance sheet value of the company’s assets require unanimous approval by all members of the board of directors or, if unanimity is not reached, a majority of the voting stock held by shareholders participating in the meeting; and

•	major transactions involving property in excess of 50% of the balance sheet value of the company’s assets require a three-quarters majority of the voting stock held by shareholders participating in the meeting.

At the same time, the Joint-Stock Companies Law sets out the cases to which requirements to the procedure of executing of major transactions do not apply:

•	transactions related to the placement of shares or other securities convertible into shares;

•	transactions entered into in the course of property rights transfer in a reorganization;

•	transactions mandatory for companies pursuant to the federal laws (settlements under such transactions are effected at fixed prices and tariffs set by the relevant governmental authorities); and

•	other cases provided by the Joint-Stock Companies Law.

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

Change in Control

Anti-takeover protection

Russian legislation requires the following:

•	A person intending to acquire more than 30% of the total number of a public company’s common shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates), will be entitled to make a public offer to other holders of the corresponding categories (types) of shares of the public company (the “voluntary offer”). The voluntary offer may also contain an offer to purchase securities convertible into such shares from other holders of such securities convertible into such shares of the public company.

•	A person that has acquired more than 30% of the total number of a public company’s common shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates) will be required to make, within 35 days of such shares being recorded in the name of such person or the moment when the person learnt, or should have learnt that it individually or together with its affiliates owned the relevant number of the shares, a public offer for other shares of the same class and for securities convertible into such shares (the “mandatory offer”), at a price which is not less than (i) the price determined based on a weighted average market price of the shares and securities convertible into such shares during trading sessions on a stock exchange for the six months preceding the date when a mandatory offer was sent to the CBR; or (ii) the market price, which must be determined by an appraiser if the shares and securities convertible into such shares are not traded on a stock exchange or their trading history is less than six month. The public offer price may not be less than the highest price at which the offeror or its affiliates purchased or undertook to purchase the relevant shares or securities over the six month period before the offer was sent to the public company. From the moment of acquisition of more than 30% of the total number of the shares until the moment of sending of an offer to the public company, the person making the offer and its affiliates will be able to vote only 30% of the common shares and voting preferred shares of the public company (regardless of the size of their actual holdings). These rules are also applied (or reapplied) to acquisitions resulting in a person and its affiliates owning more than 50% and 75% of a public company’s outstanding common shares and voting preferred shares.

•	A person that, as a result of such a voluntary or mandatory offer, becomes (individually or together with its affiliates) the owner of more than 95% of the total number of the public company’s common shares and voting preferred shares, must buy out the remaining shares of the public company as well as other securities convertible into such shares upon request of the holders of such shares or other securities, and may require such holders to sell such shares and other securities convertible into such shares. The price for the shares and other securities convertible into such shares should be determined in the manner described above for a mandatory offer, but it may not be less than (i) the price of the preceding acquisition of the public company’s shares or other securities convertible into such shares under the voluntary or mandatory offer as a result of which the offeror and its affiliates acquired over 95% of the total number of the public company’s common shares and voting preferred shares; or (ii) the highest price at which after the expiration date of the voluntary or mandatory offer the offeror or its affiliates acquired or undertook to acquire such shares or other securities convertible into such shares of the public company. The offeror is entitled to require the holders of the remaining shares of the public company, as well as other securities convertible into such shares, to sell such shares and other securities, provided that the offeror acquired not less than 10% of the total number of shares or other securities of the public company as a result of acceptance by other shareholders of the voluntary or mandatory offer as described above.

•	An offer of the kind described in the preceding three paragraphs must be accompanied by a bank guarantee of payment. Prior notice of the offer must be filed with the CBR which may order amendments to the terms of the offer (including price) in order to bring them into compliance with the requirements of the current legislation.

•	Once a voluntary or mandatory offer has been made, competing offers for the same securities can be made by third parties and, in certain circumstances, acceptance of the initial offer may be withdrawn by the security holders who choose to accept such competing offer. From the date of receipt of a voluntary or mandatory offer by the public company until 20 days after its expiration the public company’s general shareholders’ meeting will have the sole power to make decisions on charter capital increase by way of issuance of additional shares within the number and category (type) of authorized shares, issuance of securities convertible into shares, including options of a public company, consent or subsequent approval of certain transactions or a number of related transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly), of property having a value of 10% or more of the balance sheet value of the assets of a public company as determined under Russian accounting standards as of the last reporting date preceding the transaction, with the exception of, inter alia, transactions completed in the ordinary course of business, and on certain other significant matters.

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

Foreign ownership

Under the Strategic Industries Law any acquisition, whether direct or indirect, by a foreign investor or its group of entities (except for the acquisition by a foreign investor controlled by the Russian Federation, the constituent entity of the Russian Federation and/or Russian nationals provided such Russian nationals are Russian tax residents and do not have other nationality) of a certain stake, or certain rights, in a Strategic Company or a Subsoil Strategic Company, as well as acquisition, ownership or use by them of property of such companies which relates to core production facilities and the cost of which is 25% or more of the balance sheet value, must be previously approved by the Governmental Commission. Under the Strategic Industries Law, acquisition of 5% or more of the charter capital of a Strategic Company by a foreign investor or its group of entities require notification of Russian authorities. The FAS is the federal executive authority for execution of control over making foreign investments in the Russian Federation. See “Item 3. Key Information — Risk Factors — Legal risks and uncertainties — Expansion of limitations on foreign investment in strategic sectors could affect our ability to attract and/or retain foreign investments” and “Item 4. Information on the Company — Regulatory Matters — The Strategic Industries Law.”

The Federal Law No. 160-FZ “On Foreign Investments in the Russian Federation,” dated July 9, 1999, as amended (“Foreign Investments Law”), provides that any acquisition (whether direct or indirect) by a foreign state or international organization or entities controlled by them of more than 25% of voting shares in a Russian company or any other powers to block decisions of the management bodies in a Russian company, requires a prior approval of the Governmental Commission in accordance with the procedures set forth in the Strategic Industries Law.

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

Russian taxpayers (organizations and individual entrepreneurs), as well as foreign persons, registered as individual entrepreneurs in Russia, who acquire more than 10% of shares in a Russian joint-stock company, need to notify the Russian tax authorities within one month following such acquisition.

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

In December 2016, Mechel signed an amendment to its credit facility agreement with VTB Bank which provides for an extension of the repayment grace period until April 2020 and the final maturity until April 2022.

In December 2016, Chelyabinsk Metallurgical Plant entered into a credit facility agreement with VTB Bank with a credit limit of 30.0 billion rubles (approximately $494.6 million as of December 31, 2016) to refinance Mechel’s debt under the credit facility with VTB Bank. The loans are provided to the borrower until February 28, 2020 in the amount of 5.0 billion rubles twice a year in 2017 and 2018 and once a year in 2019 and 2020. The borrower’s obligations are guaranteed by Mechel and the same guarantors as under the Mechel’s credit facility, except for Bratsk Ferroalloy Plant, Mecheltrans and Mechel Service. The credit facility is secured by the same pledges as the Mechel’s credit facility, except for 37.5%+1 share of Mechel Mining. In all other material aspects the terms of the credit facility are identical to the Mechel’s credit facility.

Interest rate and interest period

Interest under the credit facility is payable at the CBR key rate plus 1.5% per year. The lender may increase the interest rate by 1% per year if the borrower fails to meet certain obligations under the credit facility. During the grace period, we apply the rate of 8.75% for interest repayment. The remaining unpaid interest is being capitalized and paid on the final maturity date.

Repayment and prepayments

The facility has a grace period until April 6, 2020 and is to be repaid in equal monthly installments. The final maturity date is April 6, 2022. Mechel may prepay the loan in full or in part subject to simultaneous compliance with certain requirements.

Guarantee

The borrower’s obligations under the credit facility are guaranteed by Mechel Mining, Mechel Carbon, Mechel Carbon Singapore, Mechel Trading, Yakutugol, Southern Kuzbass Coal Company, Korshunov Mining Plant, Urals Stampings Plant, Chelyabinsk Metallurgical Plant, Bratsk Ferroalloy Plant, Mecheltrans and Mechel Service.

Security

The credit facility is secured by a pledge of 37.5%+1 share of Mechel Mining, 46.66%-1 share of Chelyabinsk Metallurgical Plant, 25%+1 share of Southern Kuzbass Coal Company, 25%-3 shares of Yakutugol, 25%+1 share of Korshunov Mining Plant and 25%+1 share of Urals Stampings Plant.

Covenants and other matters

For the relevant period ending on December 31, 2016, we were not in compliance with certain non-financial covenants. We have requested the bank to waive our breaches and the respective waivers were obtained for certain of such breaches.

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

In December 2015, Southern Kuzbass Coal Company signed settlement agreements with Sberbank making all the debt due and payable to be further assigned to Gazprombank in the amount of 31.5 billion rubles. In April 2016, Southern Kuzbass Coal Company signed new settlement agreements with Sberbank which assigned part of the principal amount to Gazprombank. The principal in the total amount of $423.1 million (28.4 billion rubles as of April 12, 2016) and 3.1 billion rubles was assigned with $254.9 million remaining on Southern Kuzbass Coal Company. The overdue interest on ruble-denominated and U.S. dollar-denominated debt was added to the principal outstanding in the amount of 189.4 million rubles and $40.2 million, respectively. Part of the overdue interest and penalties remained on Southern Kuzbass Coal Company was capitalized with extended maturity similar to the principal outstanding. The rest of the overdue interest and penalties were paid in June 2016.

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

Under the ruble-denominated part of the credit lines, the interest is payable monthly at the CBR key rate plus 1.5% per year. The lender may change the interest rate on the CBR key rate plus 3.5% per year if Gazprombank and VTB Bank decide to change the interest rate. The payable part of interest equals to 8.75%, with the remaining unpaid interest being capitalized and paid at the final maturity date. The level of interest being paid depends on Mechel group’s ratio of total borrowings to EBITDA.

Repayment and prepayments

The final maturity date is April 10, 2022. The debt is payable in equal monthly installments starting from January 10, 2020. The borrower may prepay the loans in full or in part with prior notice to the lender.

Guarantee

The borrower’s obligations under the credit facility agreements are guaranteed by Mechel, Mecheltrans, Mechel Service, Bratsk Ferroalloy Plant, Izhstal, Yakutugol, Korshunov Mining Plant, Chelyabinsk Metallurgical Plant and Mechel Mining.

Security

Starting from March 2016, the credit facilities share one security package with other credit facilities: a pledge of 25%+1 share of Mechel Mining, a pledge of 25%+1 share of Beloretsk Metallurgical Plant, pledges of movable assets and mortgage over immovable assets of other Sberbank borrowers within Mechel group.

Covenants and other matters

For the relevant period ending on December 31, 2016, we were not in compliance with certain non-financial covenants. We have requested the bank to waive our breaches.

Under the credit facility agreements, Mechel group’s ratio of total borrowings to EBITDA shall not exceed 7.5:1 as of December 31, 2016, 5.5:1 as of June 30, 2017 and December 31, 2017, 4.5:1 as of June 30, 2018 and December 31, 2018, 3.5:1 as of June 30, 2019 and December 31, 2019, 3.0:1 as of June 30, 2020 and thereafter. Mechel group’s ratio of EBITDA to consolidated financial expense shall not fall below 1.25:1 as of December 31, 2016, 1.5:1 as of June 30, 2017 and December 31, 2017, 1.75:1 as of June 30, 2018 and December 31, 2018, 2.0:1 as of June 30, 2019 and December 31, 2019, 2.5:1 as of June 30, 2020 and thereafter.

The credit facility agreements contain certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreements are governed by Russian law.

Pre-Export Facility Agreements

General

On December 3, 2013, our subsidiaries Yakutugol and Southern Kuzbass Coal Company entered into an amendment agreement to the existing $1.0 billion pre-export facility agreements (as amended and restated on December 4, 2012) with a syndicate of banks coordinated by ING Bank N.V., Société Générale and VTB Capital Plc. The amendments provide that the loan, which was entering the repayment phase in December 2013, will be repayable in equal monthly installments until December 2016 following a grace period of 12 months ending in December 2014. The terms of the facility agreements are identical in all material aspects, except for the security provided under each facility. In December 2016, the final maturity under the facility agreements expired making all the debt due and we failed to repay it.

As of December 31, 2016, we had overdue principal in the amount of $1.0 billion (approximately 60.9 billion rubles) and overdue interest in the amount of $117.5 million (approximately 7.1 billion rubles) under these facility agreements. We have requested the banks to restructure the repayment schedule of the facilities in 2015 but so far no agreement has been reached. In February 2017, a number of lenders filed 14 requests for arbitration with the LCIA. See “Item 8. Financial Information — Litigation — Debt litigation.”

Interest rate and interest period

Interest under the facilities is payable at 1M LIBOR plus a margin, or at fixed rate that may be agreed with the lenders. Based on results for the period ending on December 31, 2012, the margin levels were reset during 2013 at 5.5% per year. The overdue principal bears interest rate of 1M LIBOR plus 7.5% per year.

Repayment and prepayments

The facility is repayable in equal monthly installments after a 12-month grace period ending in December 2014. The borrowers are entitled to prepay the loan subject to 10 business days’ prior notice to the syndicate of banks and certain other conditions specified in the credit facility agreements. Starting from December 2014, the borrowers have failed to pay the installments. As of December 31, 2016, the facility has matured without being repaid.

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

Covenants and other matters

Although the credit facility agreements matured as of December 31, 2016, they have not been repaid or restructured, thus the new set of non-financial covenants as well as the new ratios of financial covenants for the future periods were not agreed and implemented into the documentation.

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

As of December 31, 2016, a total of $20.9 million was drawn under the second credit line. Disbursement under the facilities has been suspended by Vnesheconombank due to our failure to fulfill conditions precedent. We hold negotiations with Vnesheconombank with respect to possibility of further financing of the Elga project. As of December 31, 2016, the overdue interest under the second credit line amounted to approximately $1.3 million (approximately 76.0 million rubles).

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

Covenants and other matters

For the relevant period ending on December 31, 2016, we were not in compliance with certain non-financial covenants.

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

As of December 31, 2016, the principal amount outstanding under the facility was $154.9 million and €154.7 million (in aggregate approximately 19.3 billion rubles), with overdue principal in the amount of $70.4 million and €55.2 million (in aggregate approximately 7.8 billion rubles) and overdue interest in the amount of $11.2 million and €2.7 million (in aggregate approximately 852.5 million rubles). We hold negotiations with the lenders on the restructuring of the facility.

Interest rate and interest period

Interest on the facility tranche underwritten by Gazprombank (Facility A) is payable at 6M LIBOR plus a margin of 6.75% per year during the period until the construction completion date and at 6M LIBOR plus a margin of 6.25% per year after that date. Interest on the facility tranche underwritten by UniCredit (Facility B) is payable at 6M EURIBOR plus a margin of 1.50% per year. Interest on the facility tranche underwritten by BNP Paribas (Facility C) is payable at 6M EURIBOR plus a margin of 1.60% per year.

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

Covenants and other matters

For the relevant period ending on December 31, 2016, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreement, Mechel’s ratio of net borrowings to EBITDA shall not exceed 6.3:1 as of December 31, 2016, 6.0:1 as of June 30, 2017, 5.8:1 as of December 31, 2017 and thereafter, provided that if during any period the ratio of net borrowings to EBITDA is 3.0:1 or less, then the ratio of 3.0:1 continues to apply thereafter. Mechel’s ratio of EBITDA to net interest expense shall not fall below 2.0:1 as of December 31, 2016 and thereafter. Mechel’s shareholder equity shall be equal to or exceed $3.0 billion.

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

In August and December 2015, Yakutugol and Southern Kuzbass Coal Company signed amendments to their credit facility agreements with Gazprombank to restructure debt in a total amount of $500.0 million. In January 2016, the restructuring of these credit facilities became effective. As a result of the conversion into rubles, the debt of Yakutugol amounted to approximately 22.8 billion rubles and of Southern Kuzbass Coal Company amounted to approximately 15.3 billion rubles.

In June 2016, we signed amendments to the credit facility agreements under which accrued and unpaid interests in the amount of 3.9 billion rubles were capitalized. We must repay this amount and interest accrued on it on a monthly basis during the period from April 15, 2017 to March 30, 2018.

Interest rate and interest period

Starting from the effective date, the interest under the credit facilities is payable at the CBR key rate plus 1.5% per year until April 2022. The lender may change the interest rate on the CBR key rate plus 3.5% per year if the borrowers fail to meet the payment schedule of accrued and unpaid interests. During the grace period, we apply the rate of 8.75% for interest repayment. The remaining unpaid interests are being capitalized and paid in accordance with the principal repayment schedule.

Repayment and prepayments

The final maturity date is April 20, 2022. Repayment is to be made in equal monthly installments starting from January 12 and 13, 2020. The lender may change the final maturity date on April 20, 2020 if the borrowers fail to meet the payment schedule of accrued and unpaid interests. In this case repayment is to be made in equal monthly installments starting from the month when such failure occurred.

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

Covenants and other matters

For the relevant period ending on December 31, 2016, we were not in compliance with certain non-financial covenants. We have requested the bank to waive our breaches.

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

In August and December 2015, Yakutugol and Southern Kuzbass Coal Company signed amendments to their credit facility agreements with Gazprombank to restructure debt in a total amount of $785.8 million. In

January 2016, the restructuring of these credit facilities became effective. As a result of the conversion into rubles, the debt of Yakutugol amounted to approximately 30.5 billion rubles and of Southern Kuzbass Coal Company amounted to approximately 30.4 billion rubles.

In June 2016, we signed amendments to the credit facility agreements under which accrued and unpaid interests in the amount of 6.4 billion rubles were capitalized. We must repay this amount and interest accrued on it on a monthly basis during the period from April 15, 2017 to March 30, 2018.

Interest rate and interest period

Starting from the effective date, the interest under the credit facilities is payable at the CBR key rate plus 1.5% per year until April 2022. The lender may change the interest rate on the CBR key rate plus 3.5% per year if the borrowers fail to meet the payment schedule of accrued and unpaid interests. During the grace period, we apply the rate of 8.75% for interest repayment. The remaining unpaid interests are being capitalized and paid in accordance with the principal repayment schedule.

Repayment and prepayments

The final maturity date is April 20, 2022. Repayment is to be made in equal monthly installments starting from January 26 and 28, 2020. The lender may change the final maturity date on April 20, 2020 if the borrowers fail to meet the payment schedule of accrued and unpaid interests. In this case repayment is to be made in equal monthly installments starting from the month when such failure occurred.

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

Covenants and other matters

For the relevant period ending on December 31, 2016, we were not in compliance with certain non-financial covenants. We have requested the bank to waive our breaches.

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

Dividends paid to a Russian establishment of a foreign organization are taxable at a rate which is set based on non-discrimination provisions of a double tax treaty between Russia and the country of tax residence of the respective foreign organization. As the Russian Tax Code does not specifically provide for the application by the Russian establishment of a foreign organization of a rate of 0% in respect of received dividends, it is not possible to guarantee the application of this rate.

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

Since 2016, sale of the shares and ADSs which were acquired after January 1, 2011 is taxable at a rate of 0% provided that there is a documentary evidence that on the date of sale of such shares they were continuously owned by Russian resident holders on the basis of the right of ownership or other proprietary right for more than five years, and provided that such shares constitute the charter capital of Russian organizations in which no more than 50% of assets directly or indirectly consist of immovable property located in Russia.

However, it should be noted that the determination of whether more than 50% of our assets consist of immovable property located in Russia is inherently factual and is made on an ongoing basis, and the relevant Russian legislation in this respect is not entirely clear. Hence, there can be no assurance that immovable property owned by us and located in Russia will not constitute more than 50% of the company’s assets as at the date of the sale of shares and ADSs by residents.

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

Since 2016, sale of the shares and ADSs which were acquired after January 1, 2011 by Russian individuals resident holders is not subject to income tax provided that there is a documentary evidence that on the date of sale of such shares they were continuously owned by Russian resident holders on the basis of the right of ownership or other proprietary right for more than five years, and provided that such shares constitute the charter capital of Russian organizations in which no more than 50% of assets directly or indirectly consist of immovable property located in Russia.

However, it should be noted that the determination of whether more than 50% of our assets consist of immovable property located in Russia is inherently factual and is made on an ongoing basis, and the relevant Russian legislation in this respect is not entirely clear. Hence, there can be no assurance that immovable property owned by us and located in Russia will not constitute more than 50% of the company’s assets as at the date of the sale of shares and ADSs by residents.

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

Organizations

Capital gains arising from the sale, exchange or other disposition of the shares and ADSs by organizations that are non-resident holders should not be subject to tax in Russia if more than 50% of our assets directly or indirectly consist of immovable property located in Russia. If more than 50% of our assets were to consist of immovable property located in Russia, organizations that are non-resident holders of the shares and ADSs should be subject (except as described below) to a 20% withholding tax on the gross proceeds from sale, exchange or other disposition of the shares and ADSs or 20% withholding tax on the difference between the sales, exchange or other disposition price and the acquisition costs of the shares and ADSs.

However, it should be noted that the determination of whether more than 50% of our assets consist of immovable property located in Russia is inherently factual and is made on an ongoing basis, and the relevant Russian legislation in this respect is not entirely clear. Hence, there can be no assurance that immovable property owned by us and located in Russia will not constitute more than 50% of the company’s assets as at the date of the sale of shares and ADSs by non-residents. Certain international double tax treaties may provide for protection from the Russian taxation in such instances.

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

In order to apply the provisions of the international treaties of the Russian Federation, foreign organizations will have to provide to the tax agent which pays the income a confirmation that the foreign organization has a residence in the country with which the Russian Federation has the international tax treaty. Such confirmation should be certified by the competent authority of the respective foreign country. If such confirmation is in a foreign language, the tax agent should be provided with a translation into Russian. In addition, starting from 2017, foreign organizations will have to provide the tax agent which pays the income with a confirmation that the foreign organization has an actual right to receive income.

The submission by the foreign organization of the above confirmations to the tax agent which pays the income before the income payment date constitutes grounds for an exemption of such income from withholding or withholding at reduced rates.

In the absence of such information, the tax agent is not entitled to apply rates established in accordance with the terms of the double tax treaty between the Russian Federation and the country of residence of the non-resident holder, and will have to apply the rate of 15% or 30% in certain cases.

At the same time, the Russian legislation does not contain a specific list of documents that can be used as a confirmation of both the actual right to receive income and the actual residence of the foreign organization, thereby admitting their ambiguous interpretation which may lead to an additional tax burden for the foreign organization.

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

Passive foreign investment company status

A non-U.S. company is a passive foreign investment company (“PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (1) at least 75% of its gross income is passive income or (2) at least 50% of the average value of its assets (based on an average of the quarterly values of the assets) is attributable to assets that produce or are held to produce passive income. We believe that for U.S. federal income tax purposes, we were not a PFIC for the taxable year ending in 2016. However, the PFIC determination is made annually and may involve facts that are not within our control. In addition, there are special requirements that apply to income from the sale and ownership of commodities that need to be satisfied in order for amounts attributable to commodities to be treated as non-passive. If we were classified as a PFIC at any time that you hold our ADSs and shares, you may be subject to materially adverse U.S. federal income tax consequences compared to an investment in a company that is not considered a PFIC, including being subject to greater amounts of U.S. tax on distributions and gains on the sale or disposition of the ADSs and shares as well as being subject to additional U.S. tax filing requirements. Additionally, dividends paid by the company to non-corporate U.S. holders would not be eligible for the special reduced rate of tax described above under “Taxation of dividends on shares or ADSs.” You should consult your tax advisers as to the consequences of an investment in a PFIC.

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

Proved reserves: In accordance with the JORC Code, those reserves which are the economically mineable part of the measured mineral resources. Measured mineral resources means the tonnages of in-situ minerals contained in seams or sections of seams for which sufficient information is available to enable detailed or conceptual mine planning.

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

Sections: Blooms or billets that are hot-rolled in a rolling mill to manufacture rounds, squares, bands, among other structural shapes, “L,” “U,” “T” or “I” shapes. Sections can also be produced by welding together pieces of flat products. Sections can be used for a wide variety of purposes in the construction, engineering and transport industries.

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

Currency Risk

The functional currencies for our main Russian and European subsidiaries are the Russian ruble and euro, respectively. The U.S. dollar is the functional currency of our other main international operations. Our reporting currency is the Russian ruble.

In the past we entered into forward transactions to buy U.S. dollars for euros to hedge our exposure to movements in foreign currency exchange rates arising in relation to euro-denominated accounts receivable of our trading subsidiaries. These derivatives were not designated as hedging contracts for accounting purposes. As of December 31, 2016, we did not have any forward transactions.

We are exposed to movements in the U.S. dollar and euro exchange rates relative to the Russian ruble, our reporting currency. The following table sets forth our monetary assets and liabilities by currency as of December 31, 2016.

	U.S. Dollar	Euro
	(In millions of Russian rubles)
Non-current assets	—	—
Long-term financial assets	—	—

Current assets	225	534
Receivables	156	353
Shor-term financial assets	—	—
Cash and cash equivalents	69	181

Long-term liabilities	—	(38)
Long-term loans and borrowings	—	(38)
Long-term payables	—	—
Long-term finance lease liability	—	—

Short-term liabilities	(124,281)	(23,766)
Short-term loans and borrowings	(113,327)	(22,817)
Short-term payables	(9,433)	(838)
Short-term finance lease liability	(1,521)	(111)

Interest Rate Risk

Interest rate risk is the risk that changes in floating interest rates will adversely impact our financial results. As of December 31, 2016, 2015 and 2014, the shares of the borrowings with floating rates in the total amount of the borrowings were 91% (including MosPrime — 0.1%, the CBR key rate — 62%, LIBOR, EURIBOR and others — 29%), 53% (including MosPrime — 0.2%, the CBR key rate — 14%, LIBOR, EURIBOR and others — 39%) and 39% (including MosPrime — 12%, LIBOR, EURIBOR and others — 27%), respectively.

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

	Increase/decrease in MosPrime and the CBR key rate (%)	Effect on profit before tax (In millions of Russian rubles)	Increase/decrease in LIBOR (%)	Effect on profit before tax (In millions of Russian rubles)	Increase/decrease in EURIBOR (%)	Effect on profit before tax (In millions of Russian rubles)
2014
	+9.32%	4,395	+0.02%	12	+0.07%	13
	–9.32%	(4,395)	–0.02%	(12)	–0.07%	(13)

2015
	+6%	3,312	+0.5%	662	+0.25%	62
	–5%	(2,760)	–0.12%	(159)	–0.25%	(62)

2016
	+2%	4,943	+0.6%	736	+0.12%	28
	–4%	(9,887)	–0.08%	(98)	–0.08%	(19)

Commodity Price Risk

In the normal course of our business, we are primarily exposed to market risk of price fluctuations related to the purchase, production and sale of steel products, coal, coke and other products.

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

Depositary Payments for 2014, 2015 and 2016

In consideration for its appointment as depositary, DBTCA agreed to reimburse us for costs of the maintenance of our ADS programs and of ADS-programs related investor relations activities. For the years ended December 31, 2014, 2015 and 2016, DBTCA reimbursed us $2.489 million, $1.778 million and $826 thousand, respectively, in regard to our common ADS-program. In 2010, DBTCA had also paid us upfront $2.494 million in regard to our 5-year preferred ADS-program. For the years ended December 31, 2015 and 2016, DBTCA reimbursed us $419 thousand and $234 thousand, respectively, in regard to our preferred ADS-program.

In addition, for the years ended December 31, 2014, 2015 and 2016, DBTCA made the following payments on our behalf in relation to our ADS programs:

	Payment (In U.S. dollars) For the Year Ended December 31,
Category	2014	2015	2016
NYSE listing fees	83,140	91,888	150,189
Proxy solicitation expenses	—	—	178,010
ADS holder identification expenses	15,300	—	9,000
Full targeting project	—	—	—
Perception study	—	—	—
BD corporate	11,000	11,000	—

Total	109,440	102,888	337,199

In addition, DBTCA waived the cost of various ADR program-related support services that it provided to us in 2014, 2015 and 2016. DBTCA had valued these services at $412,500 per annum for common ADSs when DBTCA was re-appointed in 2014 and $160,000 per annum for preferred ADSs when DBTCA was appointed in 2015. The volume of the costs that DBTCA agrees to waive may vary depending on the depositary receipt program size within particular year. Under certain circumstances, including early termination of the appointment of DBTCA, we would be required to repay to DBTCA some or all of the payments made to us or on our behalf (including fees waived by it) since its appointment.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

As of April 26, 2017, we did not pay amounts due in respect of principal and interest under certain of our loan agreements and several of our lease agreements and were in breach of certain financial and non-financial covenants under our credit facilities. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Restrictive Covenants” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Our failure to comply with the payment and other obligations in our credit facilities caused some of our creditors to accelerate amounts due under their loan agreements and such failure, or like failure in the future, may cause the acceleration of our other outstanding debt, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — If we are unable to restructure all of our indebtedness or fail to comply with the new terms of the restructured indebtedness, our lenders may claim for accelerated repayment, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We have a substantial amount of outstanding indebtedness with restrictive financial covenants and most shares and assets in our subsidiaries are pledged” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We have not fulfilled our payment obligations under several of the group’s lease agreements and a number of the respective lessors have required the return of the leased assets, which may materially adversely affect our business, financial condition, results of operations and prospects.”

The table below summarizes the payment defaults, cross-defaults and other covenant breaches under our main facility agreements:

	Non-payment of principal or interest (yes/no)	Cross-default (yes/no)	Breach of financial covenants(1) (yes/no)	Breach of non- financial covenants(1) (yes/no)
VTB Bank	no	yes	no	yes
Sberbank	no	yes	no	yes
Gazprombank	no	yes	no	yes
Pre-Export Facilities from a Syndicate of Banks	yes	yes	yes	yes
Universal Rolling Mill Facility Agreement	yes	yes	yes	yes
Vnesheconombank	yes	no	no	yes
Other(2)	yes	yes	yes	yes

(1)	The breaches provided in this table are as of December 31, 2016.
(2)	Includes other loan agreements and lease agreements.

The failure to pay the scheduled principal and interest amounts, as well as the breach of financial and other covenants in our loan agreements, which were not remedied by us or waived by our creditors, permit the creditors under those loan agreements to accelerate the payment of principal and interest under those loan agreements, as well as trigger cross-default provisions under a number of other facilities, permitting the respective lenders under such other facilities to accelerate the payment of principal and interest under their loans.

The failure to pay amounts due, the non-compliance with financial and non-financial covenants and the triggering of the cross-default provisions resulted in the reclassification of our group’s long-term debt into short-term liabilities in the amount of RUB 260,653 million as of December 31, 2016.

In addition, several of our group companies have failed to fulfill payment obligations as well as other terms and conditions under the lease agreements. As a result, the long-term finance lease liability of RUB 6,904 million was reclassified to short-term finance lease liabilities as of December 31, 2016.

Payment Defaults

The sections below summarize details of payment defaults under our main credit facilities, including principal amounts outstanding as of April 26, 2017, as well as briefly describe outstanding amounts under certain lease agreements with respect to which we have failed to meet payment obligations. Figures included in these sections are subject to change, including as a result of reconciliation with creditors, changes in exchange rates, additional charges invoiced, default interest and/or other penalty accruals, ongoing restructuring negotiations or any present or future proceedings (including litigations and arbitrations described in “Item 8. Financial Information — Litigation — Debt litigation”) related to our indebtedness or to our restructuring plans. Consequently, the figures stated herein do not constitute an acknowledgement of any obligation on our part to pay such amounts.

As of April 26, 2017, the total amount in default for failure to pay principal or interest under our credit facilities and several of our lease agreements was approximately 87.2 billion rubles. Conversion from U.S. dollars and euros into rubles is made using the CBR exchange rate on April 26, 2017. The amounts provided below do not include various fines, surcharges and penalty fees, unless otherwise noted.

Pre-Export Facilities from a Syndicate of Banks

Pre-Export Facility Agreements for Yakutugol and Southern Kuzbass Coal Company from a syndicate of banks coordinated by ING Bank N.V., Société Générale and VTB Capital Plc — the principal amount outstanding was $1.0 billion (approximately 56.1 billion rubles), including overdue principal in the amount of $1.0 billion (approximately 56.1 billion rubles). In addition, the amount of overdue interest was $108.0 million (approximately 6.0 billion rubles).

Universal Rolling Mill Facility Agreement

Facility Agreement for Chelyabinsk Metallurgical Plant from BNP Paribas, Gazprombank and UniCredit — the principal amount outstanding was $154.9 million and €154.7 million (in aggregate approximately 18.1 billion rubles), including overdue principal in the amount of $84.5 million and €66.3 million (in aggregate approximately 8.7 billion rubles). In addition, the amount of overdue interest was $13.0 million and €3.0 million (in aggregate approximately 911.8 million rubles).

Vnesheconombank

Facility Agreements for Elgaugol from Vnesheconombank — the principal amount outstanding was $167.3 million (approximately 9.3 billion rubles), including overdue principal in the amount of $146.4 million (approximately 8.2 billion rubles). In addition, the amount of overdue interest was $10.1 million (approximately 563.2 million rubles).

Leasing

All overdue debt under our lease agreements amounted to 308.6 million rubles, including overdue lease payments to Sberbank Leasing AO and Caterpillar Financial OOO in the amount of 56.9 million rubles and $4.4 million (approximately 243.1 million rubles), respectively.

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

As described below, a material weakness was identified in our internal control over financial reporting. Exchange Act Rule 12b-2 (17 CFR 240.12b-2) and Rule 1-02 of Regulation S-X (17 CFR 210.1-02) define a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the material weakness, our chief executive officer and chief financial officer have concluded that, as of December 31, 2016, the end of the period covered by this report, our disclosure controls and procedures were not effective at a reasonable assurance level.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting refers to a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and includes those policies and procedures that:

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

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2016 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control — Integrated Framework” (2013).

As a result of management’s evaluation of our internal control over financial reporting, management identified a material weakness in our internal control. Specifically, we failed to operate effective controls over the IFRS financial statements close process. As a result, several misstatements, material in the aggregate, in the consolidated financial statements resulting from errors in the underlying data prepared by subsidiaries and manual calculations were identified and then corrected. This material weakness relates to the operating effectiveness of internal controls over the IFRS financial statements close process and affects certain significant accounts, presentation and disclosure in the consolidated financial statements.

As a result of this material weakness, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2016.

Ernst & Young LLC, an independent registered public accounting firm, has audited our consolidated financial statements and has also issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2016, which contains an adverse opinion on the effectiveness of internal controls over financial reporting.

(c)	Report of Independent Registered Public Accounting Firm

The Shareholders and the Board of Directors of Mechel PAO

We have audited Mechel PAO and subsidiaries’ (hereinafter referred to as the “Group”) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework),” (the COSO criteria). The Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment (Item 15 (b) Management’s Annual Report on Internal Control over Financial Reporting):

•	The Group’s management did not operate effective internal controls over the preparation and review of the Group’s IFRS consolidated financial statements and IFRS transformation process.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2016 consolidated financial statements of the Group. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2016 consolidated financial statements, and this report does not affect our report dated April 26, 2017, which expressed an unqualified opinion on those financial statements that included an explanatory paragraph regarding the Group’s ability to continue as a going concern.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

/s/ Ernst & Young LLC

Moscow, Russia

April 26, 2017

(d)	Remediation Activities and Changes in Internal Control over Financial Reporting

Remediation Activities Being Undertaken

In order to remedy this material weakness, we plan to continue improving formalization and detailed description of the processes and controls, as well as strengthening review controls over the financial information provided for the purposes of IFRS transformation at the level of each legal entity. We also plan to closer align local GAAP and Group IFRS accounting policies and allow more time for review controls as well as increase the degree of automation in the IFRS financial statements close process. We will conduct trainings for accounting professionals as well as continue recruiting qualified employees. We are also taking steps to modify the review controls over the information submitted by our subsidiaries in areas, where errors were detected.

Changes in Internal Control over Financial Reporting

We undertook the following efforts in 2016 to address a material weakness, identified by us in 2015 that we have determined to be a material change in our internal control over financial reporting:

We failed to operate effective controls related to the computation of deferred income taxes.

In order to remediate this material weakness, we have performed the following actions:

•	implemented changes in the format of information used in deferred tax calculations at the subsidiary level, as well as included additional checks in order to detect errors at an early stage of the deferred tax calculation process;

•	implemented automation of certain steps of the deferred tax calculation process;

•	prepared detailed instructions for the completion of reporting forms pertaining to the deferred tax calculation process; and

•	conducted trainings for accounting and tax professionals.

Except for the remediation efforts undertaken as described herein, there have been no material changes in our internal control over financial reporting identified in the evaluation required by Rule 13a-15 or Rule 15d-15 of the Exchange Act that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Vladimir Korovkin, chairman of our Audit Committee, is an “audit committee financial expert.” Mr. Korovkin is independent in accordance with SEC Rule 10A-3. For a description of Mr. Korovkin’s experience, see “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.”

Item 16B. Code of Ethics

We have adopted a code of business conduct and ethics that applies to our directors, officers and employees. It is available at www.mechel.com and www.mechel.ru. Hard copies of our code of business conduct and ethics are available free of charge to any person upon request. In order to request a hard copy, please send an inquiry to ir@mechel.com indicating postal address to which the hard copies should be sent and a contact person. No amendments were made to our code of business conduct and ethics in 2016.

Item 16C. Principal Accountant Fees and Services

Ernst & Young LLC has served as our independent registered public accountants for each of the fiscal years in the three year period ended December 31, 2016, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young LLC in 2016 and 2015, respectively.

	Year Ended December 31,
	2016	2015
	(In millions of Russian rubles, net of VAT)
Audit Fees	128.4	120.0
Audit-related Fees	2.8	3.3
Tax Fees	0.6	2.6
Other Fees	—	—

Total	131.8	125.9

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

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required that we implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of Ernst & Young LLC for all audit and non-audit services, including tax services. All audit, audit-related and tax services rendered by Ernst & Young LLC in 2016 were approved by the Audit Committee before Ernst & Young LLC was engaged for such services. No services of any kind were approved pursuant to a waiver permitted pursuant to 17 CFR 210.2-01(c)(7)(i)(C).

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not repurchase any of our shares, GDSs or ADSs in 2016.

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

NYSE Corporate Governance Rules for U.S. Companies	Our Corporate Governance Practices
A majority of directors must be independent, as determined by the board. (Section 303A.01 and 02).	We comply with this requirement, although it is not required for foreign private issuers like Mechel.

Non-management directors must meet at regularly scheduled executive sessions without management. (Section 303A.03).	Our Bylaw on the Board of Directors, which is posted in the “Corporate Governance” section of our corporate website, provides that before each meeting of the board of directors, independent directors shall hold a consultation in the absence of management.

Listed companies must have a nominating/corporate governance and a compensation committee, each composed entirely of independent directors and having a written charter specifying the committee’s purpose and responsibilities, as well as annual performance evaluation of the committee. (Section 303A.04 and 05).	We have a Committee on Appointments and Remuneration, which has four independent members. The Bylaw on Appointments and Remuneration Committee of the Board of Directors is posted in the “Corporate Governance” section of our corporate website.

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. (Section 303A.06).	We comply with this requirement.

Audit committee must have a minimum of three members and have a written charter specifying the committee’s purpose, an annual performance evaluation and its duties and responsibilities. (Section 303A.07(a) and(b)).	Our Audit Committee has three members. The Bylaw on the Audit Committee of the Board of Directors is posted in the “Corporate Governance” section of our corporate website.

Listed companies must have an internal audit function. (Section 303A.07(c)).	We have an Internal Audit Department. The summary of the Bylaw on the Internal Audit Department is posted in the “Corporate Governance” section of our corporate website.

Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto. (Section 303A.08).	As a Russian company, we are subject to the mandatory requirements of the Russian Joint-Stock Companies Law. The items on which shareholders can vote cannot be altered.

Listed companies must adopt and disclose corporate governance guidelines. (Section 303A.09).	Our corporate governance guidelines are reflected in our various corporate documents, such as the Bylaw on the Board of Directors and the Code of Corporate Governance, all of which are posted in the “Corporate Governance” section of our website.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. (Section 303A.10).	Our Code of Business Conduct and Ethics is posted in the “Corporate Governance” section of our website.

PART III

Item 17. Financial Statements

See instead “Item 18. Financial Statements.”

Item 18. Financial Statements

The following financial statements, together with the report of Ernst & Young LLC, are filed as part of this annual report on Form 20-F.

Item 19. Exhibits

Exhibit No.	Description

1.1	Charter of Mechel PAO (new version) registered on March 17, 2016 (English translation) is incorporated herein by reference to Exhibit 1.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.1	Amendment Agreement No. 4 dated April 10, 2013 to Facility Agreement No. 2640 dated December 27, 2010 by and between VTB Bank (open joint stock company) and Mechel OAO (English translation) is incorporated herein by reference to Exhibit 4.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.2	Amendment Agreement No. 5 dated February 7, 2014 to Facility Agreement No. 2640 dated December 27, 2010 by and between VTB Bank (open joint stock company) and Mechel OAO (English translation) is incorporated herein by reference to Exhibit 4.2 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.3	Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.3 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.4	Amending Agreement No. 1 dated December 5, 2012 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.4 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.5	Novation Agreement No. 5593 dated December 5, 2012 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.5 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.6	Amending Agreement No. 2 dated August 9, 2013 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.6 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.7	Amending Agreement No. 3 dated September 27, 2013 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.7 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.8	Amending Agreement No. 4 dated December 19, 2013 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.8 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibit No.	Description

4.9	Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.9 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.10	Amending Agreement No. 1 dated December 27, 2012 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.10 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.11	Amending Agreement No. 2 dated March 4, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.11 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.12	Novation Agreement No. 5594 dated March 4, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.12 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.13	Amending Agreement No. 3 dated August 9, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.13 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.14	Amending Agreement No. 4 dated September 27, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.14 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.15	Amending Agreement No. 5 dated December 19, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.15 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.16	Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.16 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.17	Novation Agreement No. 8507 dated October 9, 2012 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.17 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibit No.	Description

4.18	Amending Agreement No. 1 dated December 27, 2012 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.18 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.19	Amending Agreement No. 2 dated August 9, 2013 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.19 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.20	Amending Agreement No. 3 dated September 27, 2013 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.20 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.21	Amending Agreement No. 4 dated December 19, 2013 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.21 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.22	Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.22 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.23	Novation Agreement No. 8508 dated October 9, 2012 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.23 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.24	Amending Agreement No. 1 dated December 27, 2012 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.24 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.25	Amending Agreement No. 2 dated August 9, 2013 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.25 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.26	Amending Agreement No. 3 dated September 27, 2013 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.26 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibit No.	Description

4.27	Amending Agreement No. 4 dated December 19, 2013 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.27 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.28	Amendment and Restatement Agreement dated December 4, 2012 made between Southern Kuzbass Coal Company Open Joint Stock Company and the Mandated Lead Arrangers, the Original Lenders, the New Lenders, the Facility Agent, the Security Agent, the Joint & Several Creditor, the Original Special Rate Providers and the Special Rate Agent is incorporated herein by reference to Exhibit 4.28 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.29	Amendment Agreement dated December 3, 2013 made between Southern Kuzbass Coal Company Open Joint Stock Company and the Facility Agent is incorporated herein by reference to Exhibit 4.29 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.30	Amendment and Restatement Agreement dated December 4, 2012 made between OJSHC Yakutugol and the Mandated Lead Arrangers, the Original Lenders, the New Lenders, the Facility Agent, the Security Agent, the Joint & Several Creditor, the Original Special Rate Providers and the Special Rate Agent is incorporated herein by reference to Exhibit 4.30 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.31	Amendment Agreement dated December 3, 2013 made between OJSHC Yakutugol and the Facility Agent is incorporated herein by reference to Exhibit 4.31 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.32	Credit Facility Agreement No. 110100/1400 dated March 12, 2014 between the State Corporation “Bank for Development and Foreign Economic Affairs (Vnesheconombank)” and the Elgaugol OOO (English translation) is incorporated herein by reference to Exhibit 4.32 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.33	Credit Facility Agreement No. 110100/1401 dated March 12, 2014 between the State Corporation “Bank for Development and Foreign Economic Affairs (Vnesheconombank)” and the Elgaugol OOO (English translation) is incorporated herein by reference to Exhibit 4.33 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.34	Amendment Agreement No. 6 dated May 14, 2014 to Facility Agreement No. 2640 dated December 27, 2010 by and between VTB Bank (open joint stock company) and Mechel OAO (English translation) is incorporated herein by reference to Exhibit 4.34 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.35	Amending Agreement No. 5 dated October 31, 2014 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.35 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

Exhibit No.	Description

4.36	Amending Agreement No. 6 dated October 31, 2014 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.36 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

4.37	Amending Agreement No. 5 dated October 31, 2014 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.37 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

4.38	Amending Agreement No. 5 dated October 31, 2014 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.38 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

4.39	Facilities Agreement dated September 15, 2010 made between Chelyabinsk Metallurgical Plant OAO and BNP Paribas S.A. is incorporated herein by reference to Exhibit 4.39 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.40	Deed of Amendment between Chelyabinsk Metallurgical Plant OAO and BNP Paribas S.A. dated March 6, 2012; Deed of Amendment between Chelyabinsk Metallurgical Plant OAO and BNP Paribas S.A. dated June 21, 2013; Deed of Amendment between Chelyabinsk Metallurgical Plant OAO and BNP Paribas S.A. dated June 21, 2013 is incorporated herein by reference to Exhibit 4.40 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.41	Additional Agreement No. 7 dated September 9, 2015 to Credit Agreement No. 2640 dated December 27, 2010 between VTB Bank (Public Joint Stock Company) and Mechel Open Joint Stock Company (English translation) is incorporated herein by reference to Exhibit 4.41 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.42	Amicable Agreement dated December 18, 2015 to Non-Revolving Credit Facility Agreement No. 5593 dated October 9, 2012 and Novation Agreement No. 5593 dated December 5, 2012 between Southern Kuzbass Coal Company OAO and Sberbank PJSC (English translation); Additional Agreement No. 7 dated March 4, 2016 to Non-Revolving Credit Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.42 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.43	Amicable Agreement dated December 18, 2015 to Non-Revolving Credit Facility Agreement No. 5594 dated October 9, 2012 and Novation Agreement No. 5594 dated March 4, 2013 between Southern Kuzbass Coal Company OAO and Sberbank PJSC (English translation); Additional Agreement No. 8 dated March 4, 2016 to Non-Revolving Credit Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.43 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibit No.	Description

4.44	Amicable Agreement dated December 18, 2015 to Non-Revolving Credit Facility Agreement No. 8507 dated October 9, 2012 and Novation Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank PJSC (English translation); Additional Agreement No. 6 dated March 4, 2016 to Non-Revolving Credit Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.44 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.45	Amicable Agreement dated December 18, 2015 to Non-Revolving Credit Facility Agreement No. 8508 dated October 9, 2012 and Novation Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank PJSC (English translation); Additional Agreement No. 6 dated March 4, 2016 to Non-Revolving Credit Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.45 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.46	Additional agreement No. 2 dated August 20, 2015 to Credit Facility Agreement No. 226/12-B dated April 27, 2012 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.46 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.47	Additional agreement No. 1 dated December 25, 2015 to Additional Agreement No. 2 to Credit Facility Agreement No. 226/12-B dated April 27, 2012 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.47 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.48	Additional agreement No. 2 dated August 20, 2015 to Credit Facility Agreement No. 227/12-B dated April 27, 2012 between Southern Kuzbass Coal Company Open Joint Stock Company and Gazprombank (Joint Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.48 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.49	Additional agreement No. 1 dated December 24, 2015 to Additional Agreement No. 2 to Credit Facility Agreement No. 227/12-B dated April 27, 2012 between Southern Kuzbass Coal Company Open Joint Stock Company and Gazprombank (Joint Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.49 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.50	Additional agreement No. 1 dated August 28, 2015 to Credit Facility Agreement No. 84/13-B dated April 26, 2013 between Southern Kuzbass Coal Company Open Joint Stock Company and Gazprombank (Joint Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.50 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.51	Additional agreement No. 1 dated December 25, 2015 to Additional Agreement No. 1 to Credit Facility Agreement No. 84/13-B dated April 26, 2013 between Southern Kuzbass Coal Company Open Joint Stock Company and Gazprombank (Joint Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.51 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibit No.	Description

4.52	Additional agreement No. 1 dated August 28, 2015 to Credit Facility Agreement No. 85/13-B dated April 26, 2013 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.52 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.53	Additional agreement No. 1 dated December 25, 2015 to Additional Agreement No. 1 to Credit Facility Agreement No. 85/13-B dated April 26, 2013 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.53 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.54	Additional Agreement No. 8 dated March 31, 2016 on amendment of certain terms and conditions of Non-Revolving Credit Facility Agreement No. 5593 dated October 09, 2012 and Additional Agreement No. 7 dated March 04, 2016 to Non-Revolving Credit Facility Agreement No. 5593 dated October 09, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.54 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.55	Additional Agreement No. 9 dated March 31, 2016 on amendment of certain terms and conditions of Non-Revolving Credit Facility Agreement No. 5594 dated October 09, 2012 and Additional Agreement No. 8 dated March 04, 2016 to Non-Revolving Credit Facility Agreement No. 5594 dated October 09, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.55 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.56	Additional Agreement No. 7 dated March 31, 2016 on amendment of certain terms and conditions of Non-Revolving Credit Facility Agreement No. 8507 dated October 09, 2012 and Additional Agreement No. 6 dated March 04, 2016 to Non-Revolving Credit Facility Agreement No. 8507 dated October 09, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.56 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.57	Additional Agreement No. 7 dated March 31, 2016 on amendment of certain terms and conditions of Non-Revolving Credit Facility Agreement No. 8508 dated October 09, 2012 and Additional Agreement No. 6 dated March 04, 2016 to Non-Revolving Credit Facility Agreement No. 8508 dated October 09, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.57 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.58	Amicable Agreement dated April 13, 2016 to Non-Revolving Credit Facility Agreement No. 5593 dated October 9, 2012 and Novation Agreement No. 5593 dated December 5, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.58 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.59	Amicable Agreement dated April 13, 2016 to Non-Revolving Credit Facility Agreement No. 5594 dated October 9, 2012 and Novation Agreement No. 5594 dated March 4, 2013 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.59 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibit No.	Description

4.60	Amicable Agreement dated April 13, 2016 to Non-Revolving Credit Facility Agreement No. 8507 dated October 9, 2012 and Novation Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.60 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.61	Amicable Agreement dated April 13, 2016 to Non-Revolving Credit Facility Agreement No. 8508 dated October 9, 2012 and Novation Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.61 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.62	Supplemental Agreement No. 8 dated December 23, 2016 to Credit Agreement No. 2640 dated December 27, 2010 between VTB Bank (Public Joint Stock Company) and Mechel Public Joint Stock Company (English translation).

4.63	Supplemental Agreement No. 11 dated December 9, 2016 to Non-Revolving Credit Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation).

4.64	Supplemental Agreement No. 12 dated December 9, 2016 to Non-Revolving Credit Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation).

4.65	Supplemental Agreement No. 10 dated December 9, 2016 to Non-Revolving Credit Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation).

4.66	Supplemental Agreement No. 10 dated December 9, 2016 to Non-Revolving Credit Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation).

4.67	Supplemental Agreement No. 3 dated June 15, 2016 to Credit Facility Agreement No. 226/12-B dated April 27, 2012 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint-Stock Company) (English translation).

4.68	Supplemental Agreement No. 4 dated December 28, 2016 to Credit Facility Agreement No. 226/12-B dated April 27, 2012 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint-Stock Company) (English translation).

4.69	Supplemental Agreement No. 3 dated June 16, 2016 to Credit Facility Agreement No. 227/12-B dated April 27, 2012 between Southern Kuzbass PAO and Gazprombank (Joint-Stock Company) (English translation).

4.70	Supplemental Agreement No. 4 dated December 28, 2016 to Credit Facility Agreement No. 227/12-B dated April 27, 2012 between Southern Kuzbass PAO and Gazprombank (Joint-Stock Company) (English translation).

4.71	Supplemental Agreement No. 2 dated June 16, 2016 to Credit Facility Agreement No. 84/13-B dated April 26, 2013 between Southern Kuzbass PAO and Gazprombank (Joint-Stock Company) (English translation).

4.72	Supplemental Agreement No. 3 dated December 28, 2016 to Credit Facility Agreement No. 84/13-B dated April 26, 2013 between Southern Kuzbass PAO and Gazprombank (Joint-Stock Company) (English translation).

Exhibit No.	Description

4.73	Supplemental Agreement No. 2 dated June 15, 2016 to Credit Facility Agreement No. 85/13-B dated April 26, 2013 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint-Stock Company) (English translation).

4.74	Supplemental Agreement No. 3 dated December 28, 2016 to Credit Facility Agreement No. 85/13-B dated April 26, 2013 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint-Stock Company) (English translation).

4.75	Supplemental Agreement No. 5 dated April 6, 2017 to Credit Facility Agreement No. 226/12-B dated April 27, 2012 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint-Stock Company) (English translation).

4.76	Supplemental Agreement No. 5 dated April 6, 2017 to Credit Facility Agreement No. 227/12-B dated April 27, 2012 between Southern Kuzbass PAO and Gazprombank (Joint-Stock Company) (English translation).

4.77	Supplemental Agreement No. 4 dated April 6, 2017 to Credit Facility Agreement No. 84/13-B dated April 26, 2013 between Southern Kuzbass PAO and Gazprombank (Joint-Stock Company) (English translation).

4.78	Supplemental Agreement No. 4 dated April 6, 2017 to Credit Facility Agreement No. 85/13-B dated April 26, 2013 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint-Stock Company) (English translation).

8.1	Key subsidiaries of Mechel.

12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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
Name: Oleg V. Korzhov
Title: Chief Executive Officer

Date: April 26, 2017

CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Mechel PAO

We have audited the accompanying consolidated statements of financial position of Mechel PAO, a public joint stock company, and subsidiaries (hereinafter referred to as the “Group”) as of December 31, 2016 and 2015, and the related consolidated statements of profit (loss) and other comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 26, 2017 expressed an adverse opinion thereon.

/s/ Ernst & Young LLC

Moscow, Russia

April 26, 2017

MECHEL PAO

Consolidated statement of profit (loss) and other comprehensive income (loss) for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

	Notes	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Continuing operations
Revenue	27	276,009	253,141	243,992
Cost of goods sold		(146,322)	(151,334)	(153,057)

Gross profit	27	129,687	101,807	90,935

Selling and distribution expenses		(56,233)	(51,117)	(55,661)
Loss on write-off of property, plant and equipment		(1,953)	(691)	(661)
Impairment of goodwill and other non-current assets	18	(5,202)	(1,460)	(7,996)
Allowance for doubtful accounts	12	(758)	(1,507)	(3,797)
Taxes other than income taxes		(5,913)	(5,853)	(6,469)
Administrative and other operating expenses	26.1	(18,791)	(17,300)	(16,315)
Other operating income	26.3	1,853	373	871

Total selling, distribution and operating income and (expenses), net		(86,997)	(77,555)	(90,028)

Operating profit		42,690	24,252	907

Finance income	26.4	1,176	183	107
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments of RUB 6,013 million, RUB 19,167 million and RUB 1,829 million for the periods ended December 31, 2016, 2015 and 2014, respectively	26.5	(54,240)	(60,452)	(28,110)
Foreign exchange gain (loss), net		25,947	(71,106)	(103,176)
Share of (loss) profit of associates, net of provision	8	(17)	—	7
Other income	26.6	598	342	664
Other expenses	26.6	(2,003)	(347)	(1,486)

Total other income and (expense), net		(28,539)	(131,380)	(131,994)

Income (loss) before tax from continuing operations		14,151	(107,128)	(131,087)
Income tax (expense) benefit	20	(4,893)	(8,322)	8,822

Income (loss) for the year from continuing operations		9,258	(115,450)	(122,265)
Discontinued operations
(Loss) profit after tax for the year from discontinued operations, net	16	(426)	822	(11,702)

Profit (loss) for the year		8,832	(114,628)	(133,967)

Attributable to:
Equity shareholders of Mechel PAO		7,126	(115,163)	(132,704)
Non-controlling interests		1,706	535	(1,263)
See accompanying notes to the consolidated financial statements.

MECHEL PAO

Consolidated statement of profit (loss) and other comprehensive income (loss) for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

	Notes	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods, net of income tax:		430	295	1,170
Exchange differences on translation of foreign operations		431	287	1,168
Net (loss) gain on available for sale financial assets		(1)	8	2

Other comprehensive loss not to be reclassified to profit or loss in subsequent periods, net of income tax:		(23)	(194)	(127)
Re-measurement losses on defined benefit plans	23	(23)	(194)	(127)

Other comprehensive income for the year, net of tax		407	101	1,043

Total comprehensive income (loss) for the year, net of tax		9,239	(114,527)	(132,924)

Attributable to:
Equity shareholders of Mechel PAO		7,529	(115,064)	(131,675)
Non-controlling interests		1,710	537	(1,249)

Earnings (loss) per share
Weighted average number of common shares	25	416,270,745	416,270,745	416,270,745
Basic and diluted, profit (loss) for the year attributable to ordinary equity holders of the parent	25	17.12	(276.65)	(318.79)
Earnings (loss) per share from continuing operations (Russian rubles per share), basic and diluted	25	17.99	(278.44)	(289.96)
(Loss) earnings per share from discontinued operations (Russian rubles per share)	25	(0.87)	1.79	(28.83)

See accompanying notes to the consolidated financial statements.

MECHEL PAO

Consolidated statement of financial position as of December 31, 2016

(All amounts are in millions of Russian rubles)

	Notes	December 31, 2016	December 31, 2015

Assets
Current assets
Cash and cash equivalents	11	1,689	3,079
Trade and other receivables	12	19,054	16,013
Inventories	14	35,227	35,189
Income tax receivables		686	603
Other current financial assets		167	45
Other current assets	15	6,942	8,191

Total current assets		63,765	63,120

Non-current assets
Property, plant and equipment	17, 18	204,353	215,844
Mineral licenses	19	36,099	38,517
Non-current financial assets		235	194
Investments in associates	8	265	284
Deferred tax assets	20	1,502	1,492
Goodwill	18, 19	18,355	21,378
Other non-current assets	15	891	1,243

Total non-current assets		261,700	278,952

Total assets		325,465	342,072

Equity and liabilities
Current liabilities
Interest-bearing loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 38,594 million and RUB 47,475 million as of December 31, 2016 and 2015, respectively	10.1	434,165	491,674
Trade and other payables	21	40,985	54,602
Advances received		3,815	3,492
Provisions	22	3,496	2,532
Pension obligations	23	944	1,120
Finance lease liabilities	28	10,175	13,507
Income tax payable		2,552	5,549
Taxes and similar charges payable other than income tax	24	9,195	8,034
Other current liabilities		19	26

Total current liabilities		505,346	580,536

Non-current liabilities
Interest-bearing loans and borrowings	10.1	11,644	4,308
Provisions	22	3,420	3,439
Pension obligations	23	3,501	3,746
Finance lease liabilities	28	421	481
Deferred tax liabilities	20	16,282	11,090
Other non-current liabilities		159	189
Other non-current financial liabilities	6	36,740	—
Income tax payables		540	137

Total non-current liabilities		72,707	23,390

Total liabilities		578,053	603,926

Equity
Common shares	25	4,163	4,163
Preferred shares	25	833	833
Additional paid-in capital	25	28,326	28,322
Accumulated other comprehensive income		848	445
Accumulated deficit		(294,444)	(301,565)

Equity attributable to equity shareholders of Mechel PAO		(260,274)	(267,802)
Non-controlling interests	6, 7	7,686	5,948

Total equity		(252,588)	(261,854)

Total equity and liabilities		325,465	342,072

See accompanying notes to the consolidated financial statements.

MECHEL PAO

Consolidated statement of changes in equity for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless shares numbers)

	Notes	Attributable to equity holders of the parent
		Common shares		Preferred shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Equity attributable to shareholders of Mechel PAO	Non- controlling interest	Total equity
		Shares Quantity	Amount	Shares Quantity	Amount
As of January 1, 2014		416,270,745	4,163	83,254,149	833	25,591	(53,564)	(11)	(22,988)	9,500	(13,488)

Loss for the period		—	—	—	—	—	(132,704)	—	(132,704)	(1,263)	(133,967)
Other comprehensive income (loss)
Net gain on available for sale financial assets		—	—	—	—	—	—	2	2	—	2
Re-measurement losses on defined benefit plans	23	—	—	—	—	—	—	(141)	(141)	14	(127)
Exchange differences on translation of foreign operations		—	—	—	—	—	—	1,168	1,168	—	1,168

Total comprehensive (loss) income		—	—	—	—	—	(132,704)	1,029	(131,675)	(1,249)	(132,924)

Dividends declared to shareholders of Mechel PAO	25	—	—	—	—	—	(4)	—	(4)	—	(4)
Dividends declared to non-controlling interest	25	—	—	—	—	—	—	—	—	(2)	(2)
Disposal of non-controlling interest	6	—	—	—	—	1	—	—	1	4	5

As of December 31, 2014		416,270,745	4,163	83,254,149	833	25,592	(186,272)	1,018	(154,666)	8,253	(146,413)

See accompanying notes to the consolidated financial statements.

MECHEL PAO

Consolidated statement of changes in equity for the year ended December 31, 2016 (continued)

(All amounts are in millions of Russian rubles, unless shares numbers)

		Attributable to equity holders of the parent
		Common shares		Preferred shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Equity attributable to shareholders of Mechel PAO	Non- controlling interest	Total equity
	Notes	Shares Quantity	Amount	Shares Quantity	Amount
As of January 1, 2015		416,270,745	4,163	83,254,149	833	25,592	(186,272)	1,018	(154,666)	8,253	(146,413)

(Loss) profit for the period		—	—	—	—	—	(115,163)	—	(115,163)	535	(114,628)
Other comprehensive income (loss)
Net gain on available for sale financial assets		—	—	—	—	—	—	8	8	—	8
Re-measurement losses on defined benefit plans	23	—	—	—	—	—	—	(196)	(196)	2	(194)
Exchange differences on translation of foreign operations		—	—	—	—	—	—	287	287	—	287

Total comprehensive (loss) income for the year		—	—	—	—	—	(115,163)	99	(115,064)	537	(114,527)

Transfer of cumulative translation adjustment due to disposal of discontinued operations	16	—	—	—	—	—	—	(798)	(798)	—	(798)
Transfer of actuarial gains (losses) due to disposal of discontinued operations	16	—	—	—	—	—	(126)	126	—	—	—
Dividends declared to shareholders of Mechel PAO	25	—	—	—	—	—	(4)	—	(4)	—	(4)
Dividends declared to non-controlling interest	25	—	—	—	—	—	—	—	—	—	—
Acquisition of non-controlling interest	6, 25	—	—	—	—	2,730	—	—	2,730	(2,842)	(112)

As of December 31, 2015		416,270,745	4,163	83,254,149	833	28,322	(301,565)	445	(267,802)	5,948	(261,854)

See accompanying notes to the consolidated financial statements.

MECHEL PAO

Consolidated statement of changes in equity for the year ended December 31, 2016 (continued)

(All amounts are in millions of Russian rubles, unless shares numbers)

		Attributable to equity holders of the parent
		Common shares		Preferred shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Equity attributable to shareholders of Mechel PAO	Non- controlling interest	Total equity
	Notes	Shares Quantity	Amount	Shares Quantity	Amount
As of January 1, 2016		416,270,745	4,163	83,254,149	833	28,322	(301,565)	445	(267,802)	5,948	(261,854)

Profit for the period		—	—	—	—	—	7,126	—	7,126	1,706	8,832
Other comprehensive income (loss)
Net loss on available for sale financial assets		—	—	—	—	—	—	(1)	(1)	—	(1)
Re-measurement losses on defined benefit plans	23	—	—	—	—	—	—	(23)	(23)	—	(23)
Exchange differences on translation of foreign operations		—	—	—	—	—	—	427	427	4	431

Total comprehensive income for the year		—	—	—	—	—	7,126	403	7,529	1,710	9,239

Reversal of unclaimed declared dividends to non-controlling interest upon expiration of limitation period		—	—	—	—	—	—	—	—	35	35
Dividends declared to shareholders of Mechel PAO	25	—	—	—	—	—	(5)	—	(5)	—	(5)
Dividends declared to non-controlling interest	25	—	—	—	—	—	—	—	—	(3)	(3)
Acquisition of non-controlling interest	6, 25	—	—	—	—	4	—	—	4	(4)	0

As of December 31, 2016		416,270,745	4,163	83,254,149	833	28,326	(294,444)	848	(260,274)	7,686	(252,588)

See accompanying notes to the consolidated financial statements.

MECHEL PAO

Consolidated statement of cash flows for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

		Year ended December 31,
	Notes	2016	2015	2014
Cash flows from operating activities
Net profit (loss)		8,832	(114,628)	(133,967)
Loss (profit) from discontinuing operations, net of income tax		426	(822)	11,702
Net profit (loss) from continuing operations		9,258	(115,450)	(122,265)

Adjustments to reconcile net profit (loss) from continuing operations to net cash provided by operating activities:
Depreciation		11,813	12,397	12,639
Depletion and amortization		1,901	1,688	1,790
Foreign exchange (gain) loss		(25,947)	71,106	103,176
Deferred income taxes	20	5,104	7,946	(15,525)
Allowance for doubtful accounts	12	758	1,507	3,797
Write-off of accounts receivable	26.1	113	247	185
Write-off of taxes receivable		—	—	1,605
Write-off of inventories to net realisable value	14	364	1,003	394
Revision in estimated cash flows of rehabilitation provision	26.3	(375)	(47)	(236)
Loss on write-off of property, plant and equipment	26.1	1,953	691	661
Impairment of goodwill and non-current assets	18	5,202	1,460	7,996
Loss on sale of property, plant and equipment		57	102	85
Gain on sale of investments	26.6	(186)	—	(483)
Gain on write-off of accounts payable with expired legal term	26.6	(115)	(222)	(37)
Curtailment and remeasurement of pension obligations	26.3	(325)	(142)	(58)
Pension service cost and actuarial loss, other related expenses	23	154	192	52
Finance income	26.4	(1,176)	(183)	(107)
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments of RUB 6,013 million, RUB 19,167 million and RUB 1,829 million for the periods ended December 31, 2016, 2015 and 2014, respectively	26.5	54,240	60,452	28,110
VEB commissions write-off	15	1,411	—	—
Provision for non-recoverable advances to pension funds	26.6	408	—	—
Other		(70)	480	1,492

Changes in working capital items:
Trade and other receivables		(5,542)	4,597	2,130
Inventories		(1,070)	1,873	14,565
Trade and other payables		(4,259)	(8,125)	(1,710)
Advances received		588	(664)	62
Taxes payable and other current liabilities		2,368	(1,465)	8,771
Other current assets		(883)	997	(822)
Income taxes paid		(2,101)	(1,437)	(2,509)
Net operating cash flows of discontinued operations		(436)	(136)	(745)

Net cash provided by operating activities		53,207	38,867	43,013

MECHEL PAO

Consolidated statement of cash flows for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

		Year ended December 31,
	Notes	2016	2015	2014
Cash flows from investing activities
Proceeds from disposal of securities		—	143	538
Loans issued and other investments		(133)	(6)	(36)
Interest received		128	25	22
Royalty payments associated with disposal of Bluestone	16, 26.6	103	101	—
Proceeds from disposal of other subsidiaries		145	76	632
Purchases of available for sale securities		(4)	—	(113)
Proceeds from loans issued		31	15	151
Proceeds from disposals of property, plant and equipment		285	405	830
Purchases of property, plant and equipment		(4,742)	(5,076)	(11,365)
Purchases of mineral licenses and other related payments		—	(71)	—
Interest paid, capitalized		(782)	(830)	(5,141)
Net investing cash flows of discontinued operations		—	—	(12)

Net cash used in investing activities		(4,969)	(5,218)	(14,494)

Cash flows from financing activities
Proceeds from borrowings		4,002	13,875	64,469
Repayment of borrowings		(42,322)	(11,896)	(77,761)
Dividends paid		(5)	(4)	(4)
Dividends paid to non-controlling interest		(2)	(1)	(6)
Interest paid		(33,872)	(28,910)	(14,963)
Acquisition of non-controlling interest in subsidiaries		—	(1)	(1,425)
Proceeds from sale of 49% share in Elga coal complex, with put-option granted	6	34,300	—	—
Repayment of obligations under finance lease		(3,238)	(2,677)	(1,863)
Sale leaseback proceeds		—	—	675
Net financing cash flows of discontinued operations		—	—	(105)
Deferred consideration paid for the acquisition of subsidiaries in prior periods		(4,732)	(4,819)	(3,223)

Net cash used in financing activities		(45,869)	(34,433)	(34,206)

Effect of exchange rate changes on cash and cash equivalents		(1,807)	331	901

Net increase (decrease) in cash and cash equivalents		562	(453)	(4,786)
Cash and cash equivalents at the beginning of period	11	3,079	4,074	8,979

Cash and cash equivalents net of overdrafts at the beginning of period	11	891	1,344	6,130

Cash and cash equivalents at the end of period	11	1,689	3,079	4,074

Cash and cash equivalents net of overdrafts at the end of period	11	1,453	891	1,344

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

1.	Corporate information

(a)	Information

Mechel PAO (“Mechel”, formerly — Mechel OAO and Mechel Steel Group OAO) was incorporated on March 19, 2003, under the laws of the Russian Federation in connection with a reorganization to serve as a holding company for various steel and mining companies owned by two individual shareholders (the “Controlling Shareholders”). The Controlling Shareholders, directly or through their associates, either acquired existing companies or established new companies, at varying dates from 1995 through March 19, 2003, which were contributed to Mechel after its formation. The formation of Mechel and contribution of the subsidiaries’ shares into Mechel’s capital represents a reorganization of entities under common control, and accordingly, has been accounted for in a manner similar to a pooling for the periods presented. During 2006, one of the Controlling Shareholders sold all his Mechel’s stock to the other Controlling Shareholder, Igor Zyuzin, the ultimate controlling party. In accordance with the changes in the Civil Code of the Russian Federation Mechel has registered changes in its Charter on March 17, 2016 and changed its corporate name from Mechel OAO to Mechel PAO. The registered office is located at Krasnoarmeyskaya St. 1, Moscow 125167, Russian Federation. Mechel and its subsidiaries are collectively referred to herein as the “Group”. Set forth below is a summary of the Group’s primary subsidiaries:

Name of subsidiary	Registered in	Core business	Date control acquired / date of incorporation (*)	Interest in voting stock held by the Group at December 31, 2016
Southern Kuzbass Coal Company (SKCC)	Russia	Coal mining	January 1999	96.6%
Chelyabinsk Metallurgical Plant (CMP)	Russia	Steel products	December 2001	94.2%
Vyartsilya Metal Products Plant (VMPP)	Russia	Steel products	May 2002	93.3%
Beloretsk Metallurgical Plant (BMP)	Russia	Steel products	June 2002	94.8%
Urals Stampings Plant (USP)	Russia	Steel products	April 2003	93.8%
Korshunov Mining Plant (KMP)	Russia	Iron ore mining	October 2003	90.0%
Mechel Nemunas (MN)	Lithuania	Steel products	October 2003	100.0%
Mechel Energo	Russia	Power generation and sale	February 2004	100.0%
Port Posiet	Russia	Transshipment	February 2004	97.6%
Izhstal	Russia	Steel products	May 2004	90.0%
Port Kambarka	Russia	Transshipment	April 2005	90.4%
Mechel Service	Russia	Trading	May 2005	100.0%
Mechel Coke	Russia	Coke production	June 2006	100.0%
Moscow Coke and Gas Plant (Moskoks)	Russia	Coke production	October 2006	99.5%
Southern Kuzbass Power Plant (SKPP)	Russia	Power generation	April 2007	98.3%
Kuzbass Power Sales Company (KPSC)	Russia	Electricity distribution	June 2007	72.1%
Bratsk Ferroalloy Plant (BFP)	Russia	Ferrosilicon production	August 2007	100.0%

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

Name of subsidiary	Registered in	Core business	Date control acquired / date of incorporation (*)	Interest in voting stock held by the Group at December 31, 2016
Yakutugol	Russia	Coal mining	October 2007	100.0%
Port Temryuk	Russia	Transshipment	March 2008	100.0%
Mechel Carbon AG	Switzerland	Trading	April 2008	100.0%
HBL Holding GmbH (HBL)	Germany	Trading	September 2008	100.0%
Mechel Service Stahlhandel Austria GmbH and its subsidiaries	Austria	Trading	September 2012	100.0%
Elgaugol	Russia	Coal mining	August 2013	51.0%**
Elga-road	Russia	Railroad transportation	January 2016	51.0%**

*	Date, when a control interest was acquired or a new company established.

**	In 2016, the Group sold 49% stakes in Elgaugol and Elga-road to Gazprombank. Simultaneously with this transaction, the Group granted to Gazprombank a put option to sell 49% stakes in these companies to the Group. The transaction in fact represents a financial liability, and these entities are consolidated based on 100% ownership (Note 6, 10.4).

(b)	Business

The Group operates in three business segments: steel (comprising steel and steel products), mining (comprising coal, iron ore and coke) and power (comprising electricity (generation and transportation) and heat power generation), and conducts operations in Russia, Kazakhstan and Europe. The Group sells its products within Russia and foreign markets. Through acquisitions, the Group has added various businesses to explore new opportunities and build an integrated Group of steel, mining, ferroalloy and power companies. The Group operates in a highly competitive and cyclical industry; any local or global downturn in the industries may have an adverse effect on the Group’s results of operations and financial condition. While the Group will utilize funds from operations, it expects to continue to rely on operating cash flow and long term debt to finance major investment projects, focus on restructuring of the loan portfolio and other financing sources for its capital needs. As discussed in Notes 4 and 5, management believes that the Group will secure adequate financing.

2.	Basis of preparation of the consolidated financial statements

(a)	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for specific financial assets and liabilities that have been measured at fair value.

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

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

subsidiaries and associates for the purposes of preparation of the consolidated financial statements in accordance with IFRS have been translated and adjusted on the basis of the respective standalone RAS or other GAAP financial statements.

The accompanying consolidated financial statements differ from the financial statements issued for the RAS and other GAAP purposes in that they reflect certain adjustments, not recorded in the statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with IFRS. The principal adjustments relate to: (1) purchase accounting; (2) recognition of interest expense and certain operating expenses; (3) valuation and depreciation of property, plant and equipment and mineral licenses; (4) defined benefit plans and other long-term benefits; (5) foreign currency translation; (6) deferred income taxes; (7) accounting for tax penalties, uncertainties and contingencies, (8) revenue recognition; (9) valuation allowances for unrecoverable assets, and (10) recording investments at fair value.

The consolidated financial statements of the Group comply with the Russian Federal Law No. 208 On Consolidated Financial Statements (Law “208-FZ”), which was adopted on July 27, 2010. The Law 208-FZ provides the legal basis for certain entities to prepare the financial statements in accordance with IFRS as issued by the IASB and subsequently endorsed for use in the Russian Federation. As of December 31, 2016, all currently effective standards and interpretations issued by the IASB have been endorsed for use in Russia. The consolidated financial statements are presented in millions of Russian rubles, except when otherwise indicated.

(b)	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Group and its subsidiaries for the year ended December 31, 2016. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

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

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

If the Group loses control over a subsidiary, it derecognises the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognised in the consolidated statement of profit (loss) and other comprehensive income (loss). Any investment retained is recognised at fair value.

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

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with the changes in fair value recognised in the consolidated statement of profit (loss) and other comprehensive income (loss).

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests) and any previous interest held over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in the consolidated statement of profit (loss) and other comprehensive income (loss).

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

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

The consolidated statement of profit (loss) and other comprehensive income (loss) reflects the Group’s share of the results of operations of the associate. Any change in OCI of those investees is presented as part of the Group’s OCI. In addition, when there has been a change recognised directly in the equity of the associate, the Group recognises its share of any changes, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The aggregate of the Group’s share of profit or loss of an associate is shown on the face of the consolidated statement of profit (loss) and other comprehensive income (loss) outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate.

The financial statements of the associate are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognise an impairment loss on its investment in its associate. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognises the loss as ‘Share of profit of an associate’ in the consolidated statement of profit (loss) and other comprehensive income (loss).

Upon loss of significant influence over the associate, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognised in the consolidated statement of profit (loss) and other comprehensive income (loss).

(c)	Current versus non-current classification

The Group presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when it is:

•	Expected to be realised or intended to be sold or consumed in the normal operating cycle;

•	Held primarily for the purpose of trading;

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

•	Expected to be realised within twelve months after the reporting period; or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;

•	It is held primarily for the purpose of trading;

•	It is due to be settled within twelve months after the reporting period; or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as non-current assets and liabilities.

(d)	Fair value measurement

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — quoted (unadjusted) market prices in active markets for identical assets or liabilities;

•	Level 2 — valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

•	Level 3 — valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

Revenues are inflows from sales of goods that constitute ongoing major operations of the Group and are reported as such in the consolidated statement of profit (loss) and other comprehensive income (loss). Inflows from incidental and peripheral operations are considered gains and are included, net of related costs, in other income in the consolidated statement of profit (loss) and other comprehensive income (loss).

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

Sales of power

In the Power segment (Note 27), revenue is recognised based on unit of power measure (kilowatts) delivered to customers, since at that point revenue recognition criteria are met. The billings are usually done on a monthly basis, several days after each month end.

Interest income

For all financial instruments measured at amortised cost interest income is recorded using the effective interest rate (EIR). The EIR is the rate that exactly discounts the estimated future cash receipts over the expected

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Interest income is included in finance income in the consolidated statement of profit (loss) and other comprehensive income (loss).

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

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:

•	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

The Group’s consolidated financial statements are presented in Russian rubles to comply with the Law 208-FZ. Russian rubles is also the parent company’s functional currency.

For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currencies of the main Russian and European subsidiaries of the Group are the Russian ruble and euro, respectively. The U.S. dollar is the functional currency of the other main international operations of the Group. The Group uses the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

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

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

The following table presents the exchange rates for the functional and operating currencies at various subsidiaries, other than the presentation currency:

	Rates at			Average exchange rates* for the years ended
Currency	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2016	December 31, 2015	December 31, 2014
U.S. dollar	60.66	72.88	56.26	67.03	60.96	38.42
Euro	63.81	79.70	68.34	74.23	67.78	50.82

(*)	Exchange rates shown in Russian rubles for one local currency unit.

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

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statement of profit (loss) and other comprehensive income (loss).

Additional disclosures are provided in Note 16. All other notes to the financial statements include amounts for continuing operations, unless otherwise mentioned.

(i)	Mineral licenses

Mineral licenses acquired separately are measured on initial recognition at cost. The cost of mineral licenses acquired in a business combination is their fair value at the date of acquisition. Mineral licenses are amortized under a unit of production basis over proved and probable reserves of the relevant area.

In order to calculate proved and probable reserves, estimates and assumptions are used about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. There are numerous uncertainties inherent in estimating proved and probable reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available.

The Group established a policy, according to which internal mining engineers review proved and probable reserves annually. This policy does not change the Group’s approach to the measurement of proved and probable reserves as of their acquisition dates as part of business combinations that involve independent mining engineers. The Group’s proved and probable reserve estimates as of the reporting date were made by internal mining engineers and the majority of the assumptions underlying these estimates had been previously reviewed and verified by independent mining engineers.

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

When significant parts of property, plant and equipment are required to be replaced at intervals, the Group depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognised in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. Where a separately depreciated asset, or part of an asset, is replaced, the

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

expenditure is capitalised. Where part of the asset was not separately considered as a component and therefore not depreciated separately, the replacement value is used to estimate the carrying amount of the replaced asset(s) which is immediately written off. All other repair and maintenance costs are recognised in the consolidated statement of profit (loss) and other comprehensive income (loss) as incurred.

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

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of identified proved and probable reserves. Once the legal right to explore has been acquired, exploration and evaluation expenditure is charged to profit or loss as incurred, unless the Group concludes that a future economic benefit is more likely than not to be realized.

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

When mining assets and processing plant and equipment are placed in production, the applicable capitalized costs, including mine development costs, are depleted using the unit-of-production method at the ratio of tonnes of mineral mined or processed to the estimated proved and probable mineral reserves that are expected to be mined during the estimated lives of the mines. The unit-of-production method is used for the underground mine development structure costs as their useful lives coincide with the estimated lives of mines, provided that all repairs and maintenance are timely carried out.

A decision to abandon, reduce or expand activity on a specific mine is based upon many factors, including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

Property, plant and equipment (apart from railway of the Elga coal deposit) are depreciated using the straight-line method. Upon sale or retirement, the acquisition or production cost and related accumulated depreciation are removed from the consolidated statement of financial position and any gain or loss is included in the consolidated statement of profit (loss) and other comprehensive income (loss).

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

Finance leases are capitalised at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in finance costs in the consolidated statement of profit (loss) and other comprehensive income (loss).

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

An operating lease is a lease other than a finance lease. Operating lease payments are recognised as an operating expense in the consolidated statement of profit (loss) and other comprehensive income (loss) on a straight-line basis over the lease term.

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

According to IAS 23 Borrowing Costs, borrowing costs may include exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs. Foreign exchange differences on borrowings directly attributable to the acquisition, construction or production of a qualifying asset are considered by the Group to be eligible for capitalization in the amount of difference between actual amount of interest costs and potential amount of interest costs calculated using a weighted average of rates applicable to ruble-nominated borrowings of the Group during the period. All other borrowing costs are recognised in the consolidated statement of profit (loss) and other comprehensive income (loss) in the period in which they are incurred.

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

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value presented as finance costs (negative net changes in fair value) or finance income (positive net changes in fair value) in the consolidated statement of profit (loss) and other comprehensive income (loss).

Loans and receivables

This category is the most relevant to the Group. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest rate (EIR) method, less impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in finance income in the consolidated statement of profit (loss) and other comprehensive income (loss). The losses arising from impairment are recognised in the consolidated statement of profit (loss) and other comprehensive income (loss) in finance costs for loans and in other operating expenses for receivables.

This category generally applies to trade and other receivables (Note 12).

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

After initial measurement, AFS financial assets are subsequently measured at fair value with unrealised gains or losses recognised in OCI and credited in the AFS reserve until the investment is derecognised, at which time, the cumulative gain or loss is recognised in other operating income, or the investment is determined to be impaired, when the cumulative loss is reclassified from the AFS reserve to the consolidated statement of profit (loss) and other comprehensive income (loss) in finance costs. Interest earned whilst holding AFS financial assets is reported as interest income using the EIR method.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statement of financial position) when:

•	The rights to receive cash flows from the asset have expired; or

•	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

•	Financial assets — Note 10.

•	Trade and other receivables — Note 12.

The Group assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

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

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. Gains or losses on liabilities held for trading are recognised in the consolidated statement of profit (loss) and other comprehensive income (loss).

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IAS 39 Financial Instruments Recognition and Measurement are satisfied.

Loans and borrowings

This is the category most relevant to the Group. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the consolidated statement of profit (loss) and other comprehensive income (loss). This category generally applies to interest-bearing loans and borrowings (Note 10).

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

Put Options Written on Non-controlling Interests

The Group initially measures a financial liability at the present value of the redemption amount in the parent’s consolidated financial statements for written puts on non-controlling interest, therefore when the Group grants non-controlling interests a put option to sell part or all of their interests in a subsidiary during a certain period, on the date of grant, the non-controlling interests are classified as a financial liability. The Group remeasures the financial liability at the end of each reporting period based on the estimated present value of the consideration to be transferred upon the exercise of the put option. The respective finance cost is recognised in the consolidated statement of profit (loss) and other comprehensive income (loss) within finance costs.

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the consolidated statement of profit (loss) and other comprehensive income (loss).

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

For the years ended December 31, 2016, 2015 and 2014, the Group did not have any derivatives designated as hedging instruments.

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

(q)	Impairment of non-current assets

Further disclosures relating to impairment of non-current assets are also provided in the following notes:

•	Intangible assets — Note 19.

•	Impairment of goodwill and other non-current assets — Note 18.

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The Group’s CGUs represent single entities with one component of business in each case. As of December 31, 2016, the Group performed the impairment testing for the following number of CGUs by segments: Steel — 8, Mining — 7 and Power — 2.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

For CGUs involved in mining activity future cash flows include estimates of recoverable minerals that will be obtained from proved and probable reserves, mineral prices (considering current and historical prices, price trends and other related factors), production levels, capital and reclamation costs, all based on the life of mine models prepared by the Groups engineers.

Impairment losses of continuing operations are recognised in the consolidated statement of profit (loss) and other comprehensive income (loss) in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the consolidated statement of profit (loss) and other comprehensive income (loss) unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

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

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

(s)	Provisions

General

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation including legal or tax proceedings’ obligations and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the consolidated statement of profit (loss) and other comprehensive income (loss).

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

Any reduction in the rehabilitation provision and, therefore, any deduction from the asset to which it relates, may not exceed the carrying amount of that asset. If it does, any excess over the carrying value is taken immediately to the consolidated statement of profit (loss) and other comprehensive income (loss).

Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. The periodic unwinding of the discount is recognised in the consolidated statement of profit (loss) and other comprehensive income (loss) as part of finance costs.

For closed sites, changes to estimated costs are recognised immediately in the consolidated statement of profit (loss) and other comprehensive income (loss).

Environmental expenditures and liabilities

Environmental expenditures that relate to current or future revenues are expensed or capitalised as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

(t)	Pensions and other post-employment benefits

Defined benefit pension and other post-retirement plans

The Group has a number of defined benefit pension plans and other long-term benefits that cover the majority of production employees.

Benefits under these plans are primarily based upon years of service and average earnings. The Group accounts for the cost of defined benefit plans and other long-term benefits using the projected unit credit method. Under this method, the cost of providing pensions is charged to the consolidated statement of profit (loss) and other comprehensive income (loss), so as to attribute the total pension cost over the service lives of employees in accordance with the benefit formula of the plan.

The Group’s obligation in respect of defined retirement benefit plans and other long-term benefits is calculated separately for each defined benefit plan and other long-term benefit plan by discounting the amounts of future benefits that employees have already earned through their service in the current and prior periods. The discount rate applied represents the yield at the year end on highly rated long-term bonds.

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

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, which have the most significant effect on the amount recognised in the consolidated financial statements.

Abandoned activity

As of January 1, 2014, Southern Urals Nickel Plant (“SUNP”) was recognised as abandoned activity according to a decision to close SUNP without sale. In July 2013, the Group received an approval from the governmental authorities to abandon the industrial complex. The closure of SUNP is aligned with the revised strategy aimed at restructuring the Group’s assets and development of its core businesses. During 2014-2015, the works related to closure of the plant were ongoing. Starting the fourth quarter of 2016, the Group stopped liquidation activities (Note 16); therefore the Group presents the results of SUNP as discontinued operations in the consolidated statement of profit (loss) and other comprehensive income (loss) for the nine months ended September 30, 2016 and prior periods and as continued operations — from the fourth quarter of 2016.

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

DEMP property complex

On June 25, 2016, by the decree of the Council of Ministers of the self-proclaimed People’s Republic of Donetsk, the State Enterprise “Yuzovsky metallurgical plant” was established on the basis of the property complex of the Group’s subsidiary Donetsk Electrometallurgical Plant (“DEMP”). The Group’s ability to manage and control the assets of the DEMP property complex is restricted by this decree. The Group concluded that the assets included in the DEMP’s property complex do not meet the recognition criteria and derecognized these assets in the consolidated financial statements.

The DEMP’s assets were fully impaired based on the results of impairment tests as of January 1, 2014 and December 31, 2014 due to conservation of production since 2013. The loss of control over the assets of nil carrying value has no impact on the financial result for the year ended December 31, 2016.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

Deferred tax assets and uncertain tax positions

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits and the existence of taxable temporary differences (Note 20). Various factors are considered to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, expiration of tax losses carried forward, and tax planning strategies. If actual results differ from these estimates or if these estimates must be adjusted in future periods, the financial position, results of operations and cash flows may be negatively affected. In the event that the assessment of future utilization of deferred tax assets must be reduced, this reduction will be recognised in the consolidated statement of profit (loss) and other comprehensive income (loss).

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

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

Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, and other changes in circumstances that indicate that impairment exists. The determination of the recoverable amount of a cash-generating unit involves the use of estimates by management. Methods used to determine the value in use include discounted cash flow-based methods, which require the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. These estimates, including the methodologies used, may have a material impact on the value in use and, ultimately, the amount of any impairment (Note 18).

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis and when circumstances indicate that the carrying value may be impaired. This requires an estimation of the value in use of the cash generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. More details of the assumptions used in estimating the value in use of the cash-generating units to which goodwill is allocated are provided in Note 18.

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

Mineral reserves

Mineral reserves and the associated mine plans are a material factor in the Group’s computation of a depletion charge. Estimation of reserves involves some degree of uncertainty. The uncertainty depends mainly on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of this data, which also requires use of subjective judgment and development of assumptions. Mine plans are periodically updated which can have a material impact on the depletion charge for the period. More details are provided in Note 3(i).

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but when this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments (Note 9).

Provisions

The Group is subject to various legal proceedings, disputes and claims, including regulatory discussions related to the Group’s business, licenses, tax positions and the outcomes are subject to significant uncertainty. Management evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Unanticipated events or changes in these factors may require the Group to increase or decrease the amount recorded or to be recorded for a matter that has not been previously recorded because it was not considered probable (Note 22).

Pensions and other post-employment benefits

The cost of defined benefit pension plans and other post-employment benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation and other long-term benefit plans are highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. More details are provided in Note 23.

Rehabilitation provisions

The Group reviews rehabilitation provisions at each reporting date and adjusts them to reflect the current best estimate. Rehabilitation provisions are recognised in the period in which they arise and are stated at the best estimate of the present value of estimated future costs. These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. Changes in the estimated timing of rehabilitation or changes to the estimated future costs are dealt with prospectively by recognizing an adjustment to the rehabilitation provision and a corresponding adjustment to the asset to which it relates, if the initial estimate was originally recognised as part of an asset measured in accordance with IAS 16 Property, Plant and Equipment (Note 17).

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

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

Determining net realizable value of inventories

The Group makes write-downs for obsolete and slow-moving raw materials and spare parts. In addition, finished goods of the Group are carried at net realizable value (Note 14). Estimates of net realizable value of finished goods are based on the most reliable evidence available at the time the estimates are made. These estimates take into consideration fluctuations of price or cost directly relating to events occurring subsequent to the end of the reporting period to the extent that such events confirm conditions existing at the end of the period.

For other judgments, estimates and assumptions and details refer to:

•	Mineral licenses (Note 3(i));

•	Property, plant and equipment (Note 3(j));

•	Recovery of deferred tax assets (Note 3(f));

•	Non-current assets held for sale and discontinued operations (Note 3(h));

•	Inventories (Note 3(p));

•	Impairment of non-current assets (Note 3(q));

•	Pensions and other post-employment benefits (Note 3(t));

•	Provisions (Note 3(s));

•	Fair value measurement (Note 3(d)).

(v)	Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the current year presentation. Such reclassifications affect the presentation of certain items in the consolidated statement of financial position, consolidated statement of profit (loss) and other comprehensive income (loss) and consolidated statement of cash flows and have no impact on net income or equity.

(w)	New and amended standards and interpretations

The Group applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2016. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. The nature and the effect of these changes are described below.

Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 Presentation of Financial Statements clarify existing IAS 1 requirements:

•	The materiality requirements in IAS 1;

•	The requirements that apply when additional subtotals are presented in the statement of financial position and the statements of profit or loss and OCI;

•	That specific line items in the statements of profit or loss and OCI and the statement of financial position may be disaggregated;

•	That entities have flexibility as to the order in which they present the notes to financial statements;

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

•	That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortisation

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortise intangible assets.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exemption

The amendments address issues that have arisen in applying the investment entities exception under IFRS 10 Consolidated Financial Statements. The amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value. Furthermore, the amendments to IFRS 10 clarify that only a subsidiary of an investment entity that is not an investment entity itself and that provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. The amendments to IAS 28 Investments in Associates and Joint Ventures allow the investor, when applying the equity method, to retain the fair value measurement applied by the investment entity associate or joint venture to its interests in subsidiaries. These amendments are applied retrospectively. The adoption of the amendments do not have significant impact on the Group as the Group does not apply the consolidation exception.

Amendments to IAS 27 Equity Method in Separate Financial Statements

The amendments allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities already applying IFRS and electing to change to the equity method in its separate financial statements will have to apply that change retrospectively.

Annual improvements to IFRSs 2010-2012 cycle

The amendments relate to IFRS 2 Share-based Payment, IFRS 3 Business Combinations, IFRS 8 Operating Segments, IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets, IAS 24 Related Party Disclosures.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

Annual improvements to IFRSs 2012-2014 cycle

The amendments relate to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, IFRS 7 Financial Instruments: Disclosures, IAS 19 Employee Benefits, IAS 34 Interim Financial Reporting.

The amendments and improvements described above had no significant impact on the financial position and performance of the Group or the disclosures in the consolidated financial statements.

Standards issued but not effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are discussed below. The Group intends to adopt these standards, if applicable, when they become effective.

Annual improvements to IFRS 2014-2016 cycle (issued in December 2016)

This annual improvements package amended three standards:

IFRS 1 First-time Adoption of International Financial Reporting Standards. Short-term exemptions in paragraphs E3-E7 of IFRS 1 were deleted, because they have now served their intended purpose.

IAS 28 Investments in Associates and Joint Ventures. The amendment clarified that the election to measure at fair value through profit or loss an investment in an associate or a joint venture that is held by an entity that is a venture capital organisation, or other qualifying entity, is available for each investment in an associate or joint venture on an investment-by-investment basis, upon initial recognition.

IFRS 12 Disclosure of Interests in Other Entities. The amendment clarified the scope of the standard by specifying that the disclosure requirements in the standard, except for those in paragraphs B10-B16, apply to an entity’s interests in a subsidiary, a joint venture or an associate that are classified as held for sale, as held for distribution or as discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

The amendments described above had no significant impact on the financial position and performance of the Group or the disclosures in the consolidated financial statements. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Group is in the process of assessing of impact of the adoption of the pronouncements listed below on the Group’s consolidated financial statements:

•	Amendments to IAS 7 Disclosure Initiative — effective for annual periods beginning on or after January 1, 2017;

•	Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealised Losses — January 1, 2017;

•	Amendments to IAS 40 Transfers of Investment Property — January 1, 2018;

•	Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions — January 1, 2018;

•	Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts — January 1, 2018;

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

•	Annual improvements to IFRSs 2014-2016 cycle — January 1, 2018;

•	IFRS 9 Financial Instruments — January 1, 2018;

•	IFRS 15 Revenue from Contracts with Customers — January 1, 2018;

•	IFRIC 22 Foreign Currency Transactions and Advance Consideration — January 1, 2018;

•	IFRS 16 Leases — January 1, 2019.

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments. The final version of IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. IFRS 9 brings together the requirements for the classification and measurement, impairment and hedge accounting of financial instruments. In respect of impairment, IFRS 9 replaces the ‘incurred loss’ model used in IAS 39 with a new ‘expected credit loss’ model that will require a more timely recognition of expected credit losses. The standard is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

In January 2016, the IASB issued IFRS 16 Leases. IFRS 16 eliminates the classification of leases as either operating leases or finance leases and establishes a single lessee accounting model. The most significant effect of the new requirements for the lessee will be an increase in lease assets and financial liabilities. The new standard replaces the previous leases standard, IAS 17 Leases, and the related interpretations.

The Group plans to apply IFRS 16 and IFRS 9 starting from the respective effective dates. The Group is currently assessing the impact of the standards on the consolidated financial statements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. IFRS 15 establishes a single framework for revenue recognition and contains requirements for related disclosures. The new standard supersede IAS 18 Revenue, IAS 11 Construction Contracts, and the related interpretations on revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

IFRS 15 establishes a five-step model to account revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

IFRS 15 provides presentation and disclosure requirements, which are more detailed than under the current IFRS. The presentation requirements represent a significant change from current practice and increase the volume and level of details of disclosures required in the Group’s consolidated financial statements. The Group expects to adopt the new standard from January 1, 2018 retrospectively. During 2016, the Group performed a preliminary assessment of IFRS 15, which is subject to a change arising from a more detailed ongoing analysis. In 2017, further review of contracts will be undertaken at all businesses. Furthermore, the Group is considering the clarification issued by the IASB in an exposure draft in April 2016 and will monitor any further developments.

4.	Going concern

The current economic environment and economic conditions in the major segments of the Group’s operations create uncertainty about the level of demand for the Group’s products, the pricing of major products mined or manufactured by the Group, operation and financial results, the availability of free cash flow for repayment or ability to refinance and restructure current liabilities.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

As of December 31, 2016, the Group’s total liabilities exceeded total assets by RUB 252,588 million.

In 2016, the Group was in the process of debt restructuring, while as of December 31, 2016, this process was not finalized with respect to the Group’s credit facilities with the foreign banks and lenders other than Gazprombank, Sberbank, VTB, Gazprombank Leasing, Sberbank Leasing, VTB Leasing, Moscow Commercial Bank and therefore the Group was not in compliance with the payment schedules under certain credit facilities and a number of financial and non-financial covenants contained in the Group’s loan agreements totaling to RUB 427,350 million. As of December 31, 2016, the Group’s short-term debt was RUB 434,165 million, including RUB 260,653 million of long-term debt classified as short-term debt as no debt restructuring was finalized with respect to the Group’s credit portfolio and cross-default provisions, and RUB 21,678 million of fines and penalties accrued on overdue debt and overdue interest. As of the date of approval of the consolidated financial statements, these breaches constitute an event of default and, as a result, the lenders may request accelerated repayment of a substantial portion of the Group’s debt. The Group does not have the resources to enable it to comply with such accelerated repayment requests immediately. However, during 2016 and through the date of approval of the consolidated statements, the restructuring agreements have been signed with the major creditors of the Group, including Gazprombank, Sberbank, VTB, Gazprombank Leasing, Sberbank Leasing, VTB Leasing, Moscow Commercial Bank and other banks (see Note 29). The Group successfully restructured the ruble-denominated bonds in 2016. It will pursue to reach the restructuring agreements with other lenders, including pre-export facility creditors, ECA-covered loans creditors and Vnesheconombank (VEB).

The management has concluded that the existing uncertainty about the Group’s availability of free cash flow for repayment or ability to refinance and restructure current liabilities described above represents a material uncertainty that casts significant doubt upon the Group’s ability to continue as a going concern. Based on management’s plans and actions undertaken as noted herein, management believes that the Group will achieve restructuring with all of its lenders and secure adequate financing to continue in operational existence for the foreseeable future. The management’s strategy includes enhancement of crude steel production, increase in sales of the major steel products as well as diversifying products range into specialty products, rails and beams targeting higher marginal market niches. Together with the further development of the Group’s mining assets providing additional volumes of high-grade coking coal both to the Russian consumers and to exports markets the Group expects it to result in increase in profitability. The Group’s detailed monthly operational plans include further optimization of the costs structure and on-going control over the production costs and commercial expenses.

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

The equity capital of the Group was formed by injecting shares of its operating subsidiaries into Mechel PAO. This together with obtaining profits allowed the Group to raise debt to finance major investment projects as well as to acquire new companies. Although it has always been the Group’s priority to create and grow the shareholders’ value, during the past few years, the Group has become more focused on managing its debt, which has been the major source for expansion and growth.

Metals and mining industry is known for its capital intensive investment cycle requiring secure long-term financing. In 2012-2015, high price volatility on the coal seaborne market and metal market resulted in the decrease in the Group’s operating profit, impairments of non-current assets. Devaluation of the national currency (Russian ruble) affected the amount of foreign exchange losses and increase in cost of financing on local and

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

foreign debt markets. These facts became the major reason for the losses incurred by the Group in the past and resulted in a negative equity. At the meantime the amount of the total Group’s debt denominated in U.S. dollar decreased from $2,963 million (RUB 96,989 million at exchange rate as of December 31, 2013) at the end of 2013 to $1,772 million (RUB 107,499 million at exchange rate as of December 31, 2016) at the end of 2016, which is a result of partial repayment of U.S. dollar-denominated debt, conversion of U.S. dollar-denominated debt into RUB-denominated loans during the restructuring process.

Given current economic circumstances and the amount of debt, the Group’s primary objective is to focus on resolving the debt issues through a long-term restructuring of the loan portfolio and bringing down both cost of financing and actual interest payments as well as use of all available free cash flow for repayment of debt. The Group’s long-term policy is to maintain a strong capital base to maintain investor, creditor and market confidence and to sustain future development of the business. The Group’s management constantly monitors profitability and leverage ratios. The Group’s capital management has always been based on a number of covenants, of which “Net Debt to EBITDA” and ‘EBITDA to Net Interest Expense’ are the main indicators the management uses for control. The level of dividends are monitored by the Board of Directors of the Group.

The Group was required to comply with the following ratios under the most significant loan agreements as of December 31, 20161:

Restrictive covenant	Requirement	Actual as of December 31, 2016
Mechel’s EBITDA to Net Interest Expense	Shall not be less than 1.25:1.0	1.36:1.0
Mechel’s EBITDA to Consolidated Financial Expense	Shall not be less than 1.25:1.0	1.28:1.0
Mechel’s Net Debt to EBITDA	Shall not exceed 9.00:1.0	7.18:1.0
Mechel’s Total Debt to EBITDA	Shall not exceed 7.50:1.0	7.48:1.0

The Group was required to comply with the following ratios under the most significant loan agreements as of December 31, 2015:

Restrictive covenant	Requirement	Actual as of December 31, 2015
Mechel’s EBITDA to Net Interest Expense	Shall not be less than 1.15:1.0	0.8:1.0
Mechel’s EBITDA to Consolidated Financial Expense	Shall not be less than 0.9:1.0	0.8:1.0
Mechel’s Net Debt to EBITDA	Not exceed 9.75:1.0	11.2:1.0
Mechel’s Total Debt to EBITDA	Not exceed 9.5:1.0	11.2:1.0

In 2012-2015, following a sudden fall of the commodity markets the Group violated most of such covenants and defaulted on major credit facilities of interest and debt payments. Limited free cash flow available for debt service forced the Group to start negotiations with creditors about review of schedule of the debt maturity profile. Current restructuring arrangements with major creditors are aimed at rescheduling repayment of principal, gradual amortization and decrease in interest payments by partial capitalization.

Cost of debt is also important in the Group’s capital management. Throughout the restructuring process, the Group changed the floating interest rates dependent on the Russian money market (Mosprime rate) by the key rate of the Central Bank of Russia, which is less volatile and better represents the cost of funds by the local banks from the Central Bank of Russia in the Russian economy. The management believes that it

[1]	Detailed information in respect of restrictive covenant calculations is presented in Note 10.1.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

will allow the Group to avoid sudden splashes in the cost of debt due to temporary demand/supply fluctuations. In 2016, under the restructuring agreements, the outstanding balance of U.S. dollar-denominated long-term loans was partially converted from U.S. dollar into Russian ruble, which will allow to reduce the cost of foreign currency fluctuations. On the foreign currency indebtedness, the Group’s finance cost is based on the floating LIBOR/EURIBOR, which remains comparatively low.

The main goal for the Group is to achieve long-term restructuring of the loan portfolio with a grace period for repayment of debts and gradual amortization, which will permit to restore working capital, improve efficiency of operations and provide ability to sustain full service of debt in accordance with newly agreed repayment schedules as well as use of all available free cash flow for repayment of debt through cash sweep mechanism, which stipulates that all available cash flow above agreed minimum level shall be used for earlier repayment of debts to major creditors.

In June 2016, a 49% stake in the Elga coal complex (OOO Elgaugol, Elga-road OOO and Mecheltrans Vostok OOO) was sold to Gazprombank by exercising an option held by Gazprombank for a total consideration of RUB 34,300 million. All proceeds received from the sale of the shares were used for repayment of the Group’s debt assigned from Sberbank to Gazprombank, and to repay overdue payment to Sberbank. Simultaneously with the sale of a 49% stake a put option in respect of this stake was granted to Gazprombank (see Note 6).

The objectives, policies and processes for managing capital during the years ended December 31, 2016 and 2015 are not changed.

6.	Business combinations and changes in non-controlling interests

There were no new business combinations in the years ended December 31, 2014, 2015 and 2016.

On December 22, 2011, the Group acquired 100% of the shares of Daveze Ltd, which held 100% of ownership interest in DEMP, a steel plant located in Donetsk, Ukraine, for a consideration of $537,000 thousand (RUB 17,058 million at exchange rate as of December 22, 2011) to be paid in monthly installments during the period from December 2011 until December 2018. The Group continues to pay monthly installments and disclosed the respective payments in the consolidated statement of cash flows within cash outflows from financing activities. The reclassifications of prior periods’ amounts have been made to conform to the current year presentation.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

The following table summarizes changes in non-controlling interests for the years ended December 31, 2016, 2015 and 2014:

Balance at January 1, 2014	9,500
Effect from disposal of subsidiaries	4
Dividends declared to non-controlling interest	(2)
Loss for the period	(1,263)
Other comprehensive income/(loss)	14

Balance at December 31, 2014	8,253
Change of non-controlling interest in existing subsidiaries by the Group (Note 25)	(2,842)
Profit for the period	535
Other comprehensive income/(loss)	2

Balance at December 31, 2015	5,948
Acquisition of non-controlling interest in existing subsidiaries by the Group	(4)
Reversal of unclaimed declared dividends to non-controlling interest upon expiration of limitation period	35
Dividends declared to non-controlling interest	(3)
Profit for the period	1,706
Other comprehensive income/(loss)	4

Balance at December 31, 2016	7,686

In June 2016, 49% share in the Elga coal complex was sold to Gazprombank by exercising an option held by Gazprombank for a total consideration of RUB 34,300 million. The Group sold to Gazprombank upon its request a 49% stake in Elgaugol OOO, the owner of the subsoil license for the Elga coal deposit, a 49% stake in Elga-road, the owner of the Ulak-Elga rail line, which had been contributed to the registered capital of this newly established company in March 2016, a 49% stake in Mecheltrans Vostok OOO, the rail line’s transportation operator (collectively, the “target companies”).

Simultaneously with the sale of a 49% stake in the target companies a put option with fixed price and annual interest at the key rate of the Central Bank of Russia + 2% was granted to Gazprombank to sell the stake (in full or in part) in the target companies to the Group within three years following a five-year grace period or in case of a breach of conditions stipulated by such agreement. This allowed the Group to retain control over 100% of shares and therefore this transaction in fact represents a financial liability. Put options are signed by Yakutugol and Mechel-Trans OOO (sellers of the stakes in target companies) and are guaranteed by Mechel Mining AO and SKCC. If the Group fails to perform under these put options Gazprombank has the right to buy out (call option) the remaining stakes owned by the Group in the target companies and a 100% stake in Mechel Port Vanino. A 1.99% stake in each of the target companies is pledged in favor of Gazprombank as a security for the call option.

For accounting of this financial liability see Note 10.4.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

7.	Material partly-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests is provided below.

Proportion of equity interest held by non-controlling interests:

Name	At December 31, 2016	At December 31, 2015
SKCC and subsidiaries*	3.4%	3.4%
Kuzbass Power Sales Company (KPSC)	27.9%	27.9%
Chelyabinsk Metallurgical Plant (CMP)	5.9%	5.9%
Southern Urals Nickel Plant (SUNP)	15.9%	15.9%
Beloretsk Metallurgical Plant (BMP)	8.6%	8.6%
Korshunov Mining Plant (KMP)	10.0%	10.0%
Urals Stampings Plant (USP)	6.2%	6.2%
Izhstal	10.0%	10.0%

*	Hereinafter SKCC and subsidiaries are represented by Southern Kuzbass Coal Company (SKCC), Tomusinsky Open Pit Mine (TOPM), Tomusinsky Energoupravlenie.

The summarised financial information of these subsidiaries is provided below. This information is based on amounts before inter-company eliminations. SUNP was recognized as abandoned operations activity according to a decision to close SUNP without sale (Note 16) for the nine months of 2016, and years ended December 31, 2015 and 2014. Therefore, SUNP’s results for the nine months period ended September 30, 2016, and for the years ended December 31, 2015 and 2014 are not disclosed in summarised statements of profit and loss below. The SUNP’s results for the fourth quarter of 2016 are disclosed in summarised statements of profit or loss below. Profit allocated to SUNP non-controlling interest was RUB 19 million, RUB 80 million and RUB 301 million for the years ended December 31, 2016, 2015 and 2014, respectively. The SUNP’s non-controlling interest is disclosed in statements of financial position as of December 31, 2016 and 2015 (see below).

Summarised statements of profit and other comprehensive income for 2016:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Revenue	27,171	20,695	107,119	16	22,718	8,782	12,471	14,357
Cost of goods sold	(18,115)	(10,518)	(84,441)	(8)	(20,311)	(6,064)	(9,908)	(12,456)
Total selling, distribution and operating expenses, net	(6,284)	(9,865)	(11,261)	13	(1,746)	(3,029)	(1,035)	(1,254)
Total other income and (expense), net	3,995	274	1,209	530	(640)	2,742	756	(476)

Profit before tax	6,767	586	12,626	551	21	2,431	2,284	171
Income tax (expense) benefit	(592)	(128)	297	(27)	29	25	(170)	266

Profit for the year from continuing operations	6,175	458	12,923	524	50	2,456	2,114	437

Total comprehensive income	6,175	458	12,923	524	50	2,456	2,114	437

Attributable to non-controlling interests	241	128	757	83	4	245	132	44
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

Summarised statements of profit (loss) and other comprehensive income (loss) for 2015:

	SKCC and subsidiaries	KPSC	CMP	BMP	KMP	USP	Izhstal
Revenue	31,169	20,723	96,126	23,605	7,784	12,591	9,902
Cost of goods sold	(19,842)	(11,268)	(78,995)	(21,518)	(6,400)	(9,663)	(8,589)
Total selling, distribution and operating expenses, net	(6,281)	(8,924)	(6,421)	(1,991)	(3,031)	(3,207)	5,097
Total other income and (expense), net	(27,950)	167	(9,078)	1,702	2,768	993	(1,552)

(Loss) profit before tax	(22,904)	698	1,632	1,798	1,121	714	4,858
Income tax (expense) benefit	(3,432)	(141)	665	37	26	298	(730)

(Loss) profit for the year from continuing operations	(26,336)	557	2,297	1,835	1,147	1,012	4,128

Total comprehensive (loss) income	(26,336)	557	2,297	1,835	1,147	1,012	4,128

Attributable to non-controlling interests	(565)	155	135	157	114	63	413
Dividends paid to non-controlling interests	2	—	—	—	—	—	—

Summarised statements of profit (loss) and other comprehensive income (loss) for 2014:

	SKCC and subsidiaries	KPSC	CMP	BMP	KMP	USP	Izhstal
Revenue	26,584	19,037	87,866	22,253	9,688	12,792	9,131
Cost of sales	(18,835)	(9,737)	(72,198)	(20,094)	(6,301)	(9,997)	(8,964)
Total selling, distribution and operating expenses, net	(7,614)	(8,920)	(6,553)	(2,007)	(3,256)	(1,373)	(7,460)
Total other income and (expense), net	(37,837)	150	(10,236)	1,111	2,562	1,096	(1,745)

(Loss) profit before tax	(37,702)	530	(1,121)	1,263	2,693	2,518	(9,038)
Income tax (expense) benefit	2,921	(114)	(1,213)	50	(58)	64	819

(Loss) profit for the year from continuing operations	(34,781)	416	(2,334)	1,313	2,635	2,582	(8,219)

Total comprehensive (loss) income	(34,781)	416	(2,334)	1,313	2,635	2,582	(8,219)

Attributable to non-controlling interests	(1,263)	116	(137)	112	262	161	(822)
Dividends paid to non-controlling interests	—	—	—	—	—	—	—

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

Summarised statements of financial position as of December 31, 2016:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Current assets	29,513	3,666	36,533	3,150	7,367	9,905	9,768	3,490
Non-current assets	89,689	3,586	83,378	3,841	8,010	22,165	15,197	5,526
Current liabilities	(138,268)	(3,025)	(92,371)	(230)	(6,291)	(1,951)	(7,700)	(8,165)
Non-current liabilities	(3,778)	(104)	(5,562)	(181)	(130)	(799)	(80)	(5,372)

Total equity	22,844	(4,123)	(21,978)	(6,580)	(8,956)	(29,320)	(17,185)	4,521

Attributable to:
Equity holders of parent	22,492	(2,974)	(20,690)	(5,534)	(8,190)	(26,401)	(16,113)	4,069
Non-controlling interest	352	(1,149)	(1,288)	(1,046)	(766)	(2,919)	(1,072)	452

Summarised statements of financial position as of December 31, 2015:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Current assets	81,248	5,095	46,932	4,646	11,479	18,357	14,611	2,961
Non-current assets	61,713	1,235	61,183	2,345	3,449	11,961	7,437	5,972
Current liabilities	(168,615)	(2,559)	(96,666)	(318)	(5,891)	(2,622)	(6,935)	(11,678)
Non-current liabilities	(3,355)	(107)	(2,678)	(211)	(143)	(873)	(48)	(2,209)

Total equity	29,009	(3,664)	(8,771)	(6,462)	(8,894)	(26,823)	(15,065)	4,954

Attributable to:
Equity holders of parent	28,433	(2,643)	(8,257)	(5,434)	(8,133)	(24,153)	(14,126)	4,459
Non-controlling interest	576	(1,021)	(514)	(1,028)	(761)	(2,670)	(939)	495

Summarised cash flow information for the year ended December 31, 2016:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Operating	14,923	707	14,900	806	(491)	86	2,119	987
Investing	25,989	(554)	(8,035)	(806)	398	310	(1,226)	(33)
Financing	(41,114)	200	(6,418)	—	151	(396)	(839)	(949)

(Decrease) increase in cash and cash equivalents, net	(202)	353	447	—	58	—	54	5

Summarised cash flow information for the year ended December 31, 2015:

	SKCC and subsidiaries	KPSC	CMP	BMP	KMP	USP	Izhstal
Operating	11,513	924	2,586	1,622	(2,123)	1,926	803
Investing	(7,894)	(584)	(12,368)	622	2,352	(3,782)	(34)
Financing	(3,464)	(21)	9,482	(2,090)	(274)	1,557	(756)

Increase (decrease) in cash and cash equivalents, net	155	319	(300)	154	(45)	(299)	13

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

Summarised cash flow information for the year ended December 31, 2014:

	SKCC and subsidiaries	KPSC	CMP	BMP	KMP	USP	Izhstal
Operating	12,980	(497)	15,544	2,163	6,351	1,569	(12)
Investing	(12,038)	(375)	(17,492)	(1,581)	(6,347)	(1,981)	(49)
Financing	(3,901)	401	2,370	(668)	(8)	750	29

Increase (decrease) in cash and cash equivalents, net	(2,959)	(471)	422	(86)	(4)	338	(32)

8.	Investments in associates

Investments in associates are comprised of:

	Percent of shares held at		Investment carrying value at
Investee	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Mechel Somani Carbon (Mining segment)	51.0%	51.0%	—	45
TPTU (Mining segment)	40.0%	40.0%	175	157
TRMZ (Mining segment)	25.0%	25.0%	90	82

Total investments in associates			265	284

Mechel Somani Carbon Private Limited shares are owned by Mechel Carbon AG. The core business is distribution of metallurgical coals on the Indian market. Despite the ownership of 51% of Mechel Somani Carbon shares the Group cannot exercise control over the company. As of December 31, 2016, the Group recognized a provision of RUB 42 million for this investment.

TPTU (Tomusinskiy Transportation Management Center) shares are owned by SKCC. The core business is provision of transportation services both to the Group’s subsidiaries and third parties.

TRMZ (Tomusinskiy Auto Repair Shop) shares are owned by SKCC. TRMZ provides repair services to the Group’s subsidiaries.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

The following table shows movements in the investments in associates:

	Mechel Somani Carbon Private Limited (Mining segment)	TPTU (Mining segment)	TRMZ (Mining segment)	BWS Bewehrungsstahl GmbH (Austria) (Steel segment)	Total
January 1, 2014	17	148	79	7	251
Share of profit (loss)	6	7	1	(7)	7
Disposal of investments	—	—	—	(1)	(1)
Exchange differences	16	—	—	1	17

December 31, 2014	39	155	80	—	274
Share of (loss) profit	(5)	2	3	—	—
Exchange differences	10	—	—	—	10

December 31, 2015	44	157	83	—	284
Share of (loss) profit	—	18	7	—	25
Provision for impairment of investments	(42)	—	—	—	(42)
Exchange differences	(2)	—	—	—	(2)

December 31, 2016	—	175	90	—	265

9.	Fair value measurement

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the consolidated financial statements:

		December 31, 2016		December 31, 2015
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Interest-bearing loans and borrowings:
— Floating rate loans	3	407,015	357,782	255,931	220,225
— Bonds	1	14,717	12,740	16,684	13,398
— Fixed rate loans	3	24,077	23,105	223,367	190,108
Other non-current financial liabilities (Note 10.4)	3	36,198	25,772	—	—

Total		482,007	419,399	495,982	423,731

Management assessed that the fair values of cash and short-term deposits, trade receivables, trade payables, finance lease liabilities, bank overdrafts and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

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

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

Derivatives: the fair value of derivative financial instruments, including embedded derivatives, is based on quoted market prices. Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates. Option-based derivatives are valued using Black-Scholes models and Monte-Carlo simulations. The derivative financial instruments are recorded at their fair value at each reporting date. There are no such financial instruments as of December 31, 2016.

The movement of financial instruments measured at the fair value using unobservable inputs (Level 2 and 3) is presented below:

	Contingent consideration Drilling Program Level 3	Swap transactions Level 2	Option Level 2
January 1, 2014	907	408	415
Remeasurement recognised in OCI	689	—	—
Loss on contingent consideration remeasurement	85	—	—
Disposal/termination	—	(408)	(415)

December 31, 2014	1,681	—	—
Disposal/termination	(1,681)	—	—

December 31, 2015	—	—	—
Initial recognition	—	—	—
Remeasurement gain/loss	—	—	—

December 31, 2016	—	—	—

The contingent consideration resulted from the acquisition of Bluestone and its subsidiaries (the BCG Companies) and measured at fair value is represented by the Drilling Program contingent consideration, which was calculated using estimated tonnage of coal in-place determined by the independent appraiser. The present value of this liability was determined using an 8% discount rate, stated in the agreement for actual settlement of contingent obligation, which represents the estimate of the amount that would have been paid if the Group had settled the liability at the balance sheet date. The contingent consideration was released on the date of transfer of the BCG Companies’ shares on February 12, 2015.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

10.	Financial assets and financial liabilities

10.1	Financial liabilities: interest-bearing loans and borrowings

The Group has the following principal and interest amounts outstanding for interest-bearing loans and bonds:

Short-term borrowings and current portion of long-term debt	December 31, 2016		December 31, 2015
	Interest rate	Amount of outstanding debt	Interest rate	Amount of outstanding debt
In Russian rubles
Banks and financial institutions	9.8-14.5	3,458	9.4-16.0	8,239
Corporate lenders	6.7	64	6.7	65
Weighted average interest rate for the period	—	13.9%	—	12.9%

In U.S. dollars
Banks and financial institutions	8.0	154	8.0	310
Weighted average interest rate for the period	—	8.0%	—	8.0%

In euro
Banks and financial institutions	2.8	114	8.3	3,591
Corporate lenders	—	—	2.8	182
Weighted average interest rate for the period	—	2.8%	—	8.3%

Current portion of long-term debt	—	391,781	—	431,812
Interest payable	—	16,916	—	27,269
Fines and penalties on overdue amounts	—	21,678	—	20,206

Total short-term borrowings and current portion of long-term debt		434,165		491,674

Long-term debt	December 31, 2016		December 31, 2015
	Interest rate	Amount of outstanding debt	Interest rate	Amount of outstanding debt
In Russian rubles
Banks and financial institutions	5.0-15.0	258,855	10.1-17.0	134,786
Bonds issue	8.0-15.0	14,365	2.0-15.0	16,551
Corporate lenders	6.7	5	6.7	5
Weighted average interest rate for the period	—	12.5%	—	12.9%

In U.S. dollars
Banks and financial institutions	2.2-8.2	107,346	1.8-8.0	260,212
Weighted average interest rate for the period	—	8.2%	—	8.0%

In euro
Banks and financial institutions	0.8-7.3	22,854	0.8-5.7	24,566
Weighted average interest rate for the period	—	4.5%	—	4.5%
Current part of long-term loans and borrowings		(391,781)		(431,812)

Total long-term debt		11,644		4,308

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

Aggregate scheduled maturities of the debt outstanding as of December 31, 2016, were as follows:

Payable by
On demand (current portion)	427,400
2017 (current portion)	6,764
2018	3,161
2019	3,572
2020	2,921
2021	1,991
Thereafter	—

Total	445,809

The unused portion under all credit facilities as of December 31, 2016 and 2015 was RUB 373 million and RUB 409 million, respectively.

The outstanding balances of principal amount of short-term and long-term debt by denominated currencies and major banks as of December 31, 2016 and 2015 were as follows:

Short-term and long-term debt	December 31, 2016	December 31, 2015
Russian ruble-denominated
Gazprombank	153,614	33,639
VTB	71,711	70,415
Sberbank	31,106	32,141
Bonds	14,365	16,551
Uralsib	3,116	3,331
Eurasian Development Bank	1,227	1,767
Raiffeisen Bank	490	897
Other	1,119	905

Total	276,748	159,646

U.S. dollar-denominated
Pre-export facility	60,898	72,881
Sberbank	21,811	56,609
VEB	10,147	12,192
BNP	9,251	10,955
MCB	5,041	6,311
Gazprombank	—	101,156
Other	351	418

Total	107,499	260,522

Euro-denominated
BNP	9,460	11,505
VTB	3,214	4,098
BNL	2,736	3,364
UniCredit Bank (former Bayerische Hypo-und-Vereinsbank)	2,723	3,345
ING Bank	1,997	2,461
Raiffeisen Bank	381	475
Other	2,457	3,091

Total	22,968	28,339

Total short-term and long-term debt	407,215	448,507

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

(a)	Pre-export facility agreement

As of December 31, 2016, pre-export facility agreement (represented by the syndicate of banks — CJSC UniCredit Bank, Caterpillar Financial, ING Bank N.V. and other) bears interest at 1M LIBOR plus 5.5% p.a. (or 7.5% p.a. if payments are overdue). The outstanding balances as of December 31, 2016 and 2015 were RUB 60,898 million ($1,003,964 thousand at exchange rate as of December 31, 2016) and RUB 72,881 million ($999,970 thousand at exchange rate as of December 31, 2015), respectively.

As of December 31, 2016, the Group’s overdue principal amount and overdue interest on pre-export facility agreement amounted to RUB 60,897 million and RUB 7,123 million, respectively, as of December 31, 2015 — RUB 38,049 million and RUB 3,857 million, respectively.

As of December 31, 2016, the Group was in the process of negotiation with the syndicate of banks in order to reach the restructuring agreements for the pre-export credit facility.

The fines and penalties on overdue amounts of RUB 20 million and RUB 28 million were recorded in interest-bearing loans and borrowings in the consolidated statement of financial position as of December 31, 2016 and 2015, respectively. The amount of RUB 427 million and RUB 165 million was recorded as finance costs in the consolidated statements of profit (loss) and other comprehensive income (loss) for the year ended December 31, 2016 and 2015, respectively.

(b)	VTB facilities

In December 2016, the Group signed amendments to the restructuring agreements providing with an extension of the repayment grace period until April 2020 and the final maturity until April 2022 for the credit facilities of Mechel PAO, CMP, SKCC and Yakutugol in the total amount of RUB 71,711 million. The extension of the grace period was subject to certain conditions such as guarantees on a full amount from Mechel PAO and CMP which shall be provided till March 31, 2017 and compliance with covenants set by the agreements (in case of breach of covenants the grace period is moved to April 2017 and the final maturity — to April 2020). Interest rate under the restructured agreements is set at the level of the key rate of the Central Bank of Russia plus 1.5% starting from April 2016 (subject to increase to 2.35% through January 6, 2018, and 2.99% afterwards if certain conditions are not met). In April 2017, the conditions were met resulting in the extended repayment grace period until 2020 and the final maturity until 2022 (see Note 29). Fines and penalties accrued prior to the restructuring date (December 23, 2016) were waived according to the restructured agreements (apart from the most significant amount of penalties accrued on credit facility of Mechel PAO — see details below).

The outstanding balances of the ruble-denominated facilities as of December 31, 2016 and 2015 were RUB 71,711 million and RUB 70,415 million, respectively, bearing interest at 11.5% p.a.

During 2010-2015, VTB provided euro-denominated loans to the Group, bearing interest at 5.3%-7.3% p.a. In December 2016, the Group signed the prolongation agreement providing with the final maturity until April 2022 for the euro-denominated credit facility of MCAG in the amount of RUB 2,812 million. The outstanding balances as of December 31, 2016 and 2015 were RUB 3,214 million and RUB 4,098 million, respectively.

As of December 31, 2016, there was no overdue principal amount and overdue interest on VTB credit facilities, as of December 31, 2015, the Group’s overdue principal amount was RUB 45 million. The fines and penalties on overdue amounts of RUB 10,5972 million and RUB 10,689 million were recorded in interest-bearing loans and borrowings in the consolidated statement of financial position as of December 31, 2016 and 2015,

[2]	According to the restructuring terms, after the Group pays RUB 895 million by equal quarterly instalments within 36 months after October 13, 2015, penalties in the amount of RUB 9,761 million are to be cancelled.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

respectively. The amount of RUB 184 million and RUB 9,704 million was recorded as finance costs in the consolidated statements of profit (loss) and other comprehensive income (loss) for the year ended December 31, 2016 and 2015, respectively.

(c)	Gazprombank facilities

In 2015, the Group signed restructuring agreements (became effective in 2016) providing with an extension of the repayment grace period until April 2017 and the final maturity until April 2020 for the credit facilities of SKCC, Yakutugol, CMP, Mechel Service, Mechel-Energo, BMP, Port Posiet, Mechel Coke and USP in the total amount of RUB 150,809 million as of December 31, 2016. The repayment grace period and final maturity may be extended until April 2020 and April 2022, respectively, if certain conditions are met. In April 2017, the conditions were met resulting in the extended repayment grace period until 2020 and the final maturity until 2022 (see Note 29). Interest rate under the restructured agreements is set at the level of the Central Bank of Russia rate plus 1.5% since the effective date of the restructuring (subject to increase to 3.5% if certain conditions are not met). The extended grace period, final maturity and interest rate set in April 2017 were subject to similar terms with Sberbank and VTB. The restructuring under SKCC and Yakutugol U.S. dollar-denominated credit facilities became effective in January-March 2016. The restructuring under CMP, Mechel Service, Mechel-Energo, BMP, Port Posiet, Mechel Coke, SKCC and USP ruble-denominated credit facilities became effective in June 2016.

During 2011-2015, Gazprombank provided ruble-denominated long-term and short-term loans to the Group bearing interest at 9.8%-11.5% p.a. with the outstanding balance RUB 33,639 million as of December 31, 2015. During 2009-2013, Gazprombank provided dollar-denominated long-term loans to the Group bearing interest at 5.9%-7.5% p.a. The outstanding balance of U.S. dollar-denominated debt as of December 31, 2015 was RUB 101,156 million ($1,387,930 thousand at exchange rate as of December 31, 2015) and it was converted from U.S. dollar into Russian ruble based on market exchange rate at the date of the conversion during the restructuring in 2016. Upon the conversion, the outstanding loan balances as of December 31, 2016 was RUB 153,614 million.

As of December 31, 2016, there was no overdue principal amount and overdue interest on Gazprombank credit facilities. As of December 31, 2015, the Group’s overdue principal amount and overdue interest amounted to RUB 36,308 million and RUB 11,362 million, respectively. The fines and penalties on overdue amounts of RUB 7,450 million and RUB 6,026 million were recorded in interest-bearing loans and borrowings in the consolidated statement of financial position as of December 31, 2016 and 2015, respectively. The amount of RUB 2,031 million and RUB 5,179 million was recorded as finance costs in the consolidated statements of profit (loss) and other comprehensive income (loss) for the year ended December 31, 2016 and 2015, respectively.

(d)	Sberbank facilities

In 2016, the Group signed restructuring agreements and amicable settlements agreement approved by the courts with Sberbank. Those agreements provided with an extension of the repayment grace period until April 2017 and the final maturity until April 2020 for credit facilities in the amount of RUB 51,103 million of CMP, SKCC and MTAG. The repayment grace period and final maturity may be extended until January 2020 and April 2022, respectively, if certain conditions such as cross pledges between facilities and cross guarantees are met. In April 2017, the conditions were met resulting in the extended repayment grace period until 2020 and the final maturity until 2022 (see Note 29). For the credit facilities of CMP, Izhstal, BFP, KMP, Yakutugol and SKCC in the amount of RUB 1,814 million the final maturity was determined to be October 2017. Interest rate under the restructured agreements is set at the level of the Central Bank of Russia rate plus 1.5% (subject to increase to 3.5% if certain conditions are not met) and in U.S. dollars at a rate 3M LIBOR + 7% starting from April 2016. According to the restructuring agreements, fines and penalties were fixed at RUB 1.7 billion (at exchange rate as of December 31, 2015).

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

The outstanding balances of the ruble-denominated facilities as of December 31, 2016 and 2015 were RUB 31,106 million and RUB 32,141 million, respectively, bearing interest at 11.5% p.a. The outstanding balances of the dollar-denominated facilities as of December 31, 2016 and 2015 were RUB 21,811 million ($359,587 thousand at exchange rate as of December 31, 2016) and RUB 56,609 million ($776,715 thousand at exchange rate as of December 31, 2015), respectively, bearing interest at 7.9% p.a. The outstanding balances decreased due to repayment of credit facilities from cash received from the sale of a 49% stake in the Elga coal complex to Gazprombank and entering into a put option agreement (see Note 6).

As of December 31, 2016, there were no overdue principal amount and overdue interest on Sberbank credit facilities. As of December 31, 2015, the Group’s overdue principal amount and overdue interest amounted to RUB 65,778 million and RUB 5,770 million, respectively.

The fines and penalties on overdue amounts of RUB 2,311 million and RUB 2,681 million were recorded in interest-bearing loans and borrowings in the consolidated statement of financial position as of December 31, 2016 and 2015, respectively. The amount of RUB 2,244 million and RUB 2,699 million was recorded as finance costs in the consolidated statements of profit (loss) and other comprehensive income (loss) for the year ended December 31, 2016 and 2015, respectively.

(e)	VEB facility

The Elgaugol’s outstanding balances under VEB credit facility as of December 31, 2016 and 2015 were RUB 10,147 million ($167,288 thousand at exchange rate as of December 31, 2016) and RUB 12,192 million ($167,288 thousand at exchange rate as of December 31, 2015), respectively, bearing interest at 8.0% p.a. As of December 31, 2016, the Group’s overdue principal amount and overdue interest payable on VEB credit facilities amounted to RUB 8,882 million ($146,438 thousand at exchange rate as of December 31, 2016) and RUB 374 million ($6,163 thousand at exchange rate as of December 31, 2016), respectively, as of December 31, 2015 — RUB 10,673 million ($146,438 thousand at exchange rate as of December 31, 2015) and RUB 246 million ($3,369 thousand at exchange rate as of December 31, 2015). The use of proceeds under the facility is limited to the development of the Elga coal project.

As of December 31, 2016, the Group was in process of negotiation with VEB in order to reach restructuring agreements for the VEB facility.

The fines and penalties on overdue amounts of RUB 24 million and RUB 18 million were recorded in interest-bearing loans and borrowings in the consolidated statement of financial position as of December 31, 2016 and 2015, respectively. The amount of RUB 10 million and RUB 9 million was recorded as finance costs in the consolidated statements of profit (loss) and other comprehensive income (loss) for the year ended December 31, 2016 and 2015, respectively.

(f)	Bonds

On July 30, 2009, Mechel PAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of RUB 5,000 million. The interest rate for the current coupon period amounted to 13.0% p.a. The maturity date is July 15, 2021. The balance outstanding as of December 31, 2016 was RUB 1,638 million. In July 2016, bonds were restructured and according to the restructuring terms RUB 317 million were classified as current debt and RUB 1,321 million were classified as long-term debt as of December 31, 2016. According to the new payment schedule, the amount of RUB 317 million should be paid in 2017, RUB 352 million — in 2018-2020 and RUB 265 million — in 2021.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

On September 7, 2010, Mechel PAO issued two 5,000,000 ruble-denominated bonds in an aggregate principal amount of RUB 10,000 million. The interest rate for the current coupon period amounted to 15.0% p.a. The maturity date is February 25, 2020. The balance outstanding as of December 31, 2016 was RUB 3,914 million, including RUB 764 million classified as short-term debt and RUB 3,150 million classified as long-term debt. According to the new payment schedule, the amount of RUB 764 million should be paid in 2017, RUB 1,005 million — in 2018, RUB 1,406 million — in 2019, and the final payment in the amount of RUB 739 million should be made in 2020.

On February 22, 2011, Mechel PAO made two issues of 5,000,000 ruble-denominated bonds each in an aggregate principal amount of RUB 10,000 million. The interest rate for the current coupon period amounted to 8.0% p.a. The maturity date is February 9, 2021. The option to demand early redemption of the bonds was replaced with the novation agreement approved at the general meeting of bondholders on August 4, 2016. The balance outstanding as of December 31, 2016 was RUB 820 million and is classified as long-term debt that should be paid in 2021.

On June 9, 2011, Mechel PAO made two issues of 5,000,000 ruble-denominated bonds each in an aggregate principal amount of RUB 10,000 million. The interest rate for the current coupon period amounted to 13.5% p.a. The maturity date is May 27, 2021. The balance outstanding as of December 31, 2016 was RUB 5,110 million. In June 2016, bonds were restructured and according to the restructuring terms, RUB 1,066 million were classified as current debt and RUB 4,044 million were classified as long-term debt as of December 31, 2016. According to the new payment schedule, the amount of RUB 1,066 million should be paid in 2017, RUB 1,138 million — in 2018, RUB 1,152 million in 2019, RUB 1,168 million — in 2020 and RUB 586 million — in 2021.

On June 14, 2011, Mechel PAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of RUB 5,000 million. The interest rate for the current coupon period amounted to 13.5% p.a. The maturity date is June 1, 2021. The balance outstanding as of December 31, 2016 was RUB 2,883 million. In July 2016, bonds were restructured and according to the restructuring terms, RUB 616 million were classified as current debt and RUB 2,267 million were classified as long-term debt as of December 31, 2016. According to the new payment schedule, the amount of RUB 616 million should be paid in 2017, RUB 648 million — in 2018-2020 and RUB 323 million — in 2021.

(g)	Other loans

Other loans represent Russian ruble, U.S. dollar and euro-denominated long-term and short-term loans bearing interest at 0.8%-15% p.a. The outstanding balance under other loan agreements amounted to RUB 40,350 million and RUB 48,825 million as of December 31, 2016 and 2015, respectively.

As of December 31, 2016, the Group was in process of negotiation with other banks (such as BNP, BNL, ING, Raiffeisen Bank and other international banks) in order to reach restructuring agreements for the related credit facilities.

As of December 31, 2016, the Group’s overdue principal amount and overdue interest on other loans amounted to RUB 11,447 million and RUB 1,120 million, respectively, as of December 31, 2015 — RUB 10,436 million and RUB 735 million, respectively. The fines and penalties on overdue amounts of RUB 1,276 million and RUB 764 million were recorded in interest-bearing loans and borrowings in the consolidated statement of financial position as of December 31, 2016 and 2015, respectively. The amount of RUB 642 million and RUB 769 million was recorded as finance costs in the consolidated statements of profit (loss) and other

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

comprehensive income (loss) for the year ended December 31, 2016 and 2015, respectively. The amount of RUB 36 million of waived fines and penalties (due to the restructuring of MCB credit facilities) was recorded as finance income in the consolidated statements of profit (loss) and other comprehensive income (loss) for the year ended December 31, 2016.

In 2010-2016, the Group signed revolving credit agreements for working capital financing up to RUB 3,914 million with several banks. These revolving credit lines allow the Group to withdraw, repay and re-draw in the agreed amounts, timing and number of times until the arrangement expires. Borrowings bear interest at 5.3-14.5% p.a.

(h)	Pledges

In order to secure bank financings, the Group pledged shares in certain key subsidiaries, including 100% — 1 share of Yakutugol, 75% + 4 shares of SKCC, 91.66% of CMP, 50% + 2 shares of common shares of BMP, 80% + 3 shares of KMP, 62.5% of Mechel Mining, 80% — 5 shares of USP, 33.33% + 1 share of common shares of Izhstal, 25% + 1 share of Port Posiet, 50.99% of Elgaugol, 25% of registered capital of Mecheltrans, 100% of registered capital of Fincom-invest OOO, 25% of BFP, 25% of Mechel Temryuk, 1.99% of Mecheltrans Vostok OOO, 1.99% of Elga-road as of December 31, 2016.

As of December 31, 2016 and 2015, the carrying value of property, plant and equipment pledged under the loan agreements amounted to RUB 117,047 million and RUB 33,510 million, respectively (Note 18). Carrying value of inventories pledged under the loan agreements amounted to RUB 3,668 million and RUB 4,037 million as of December 31, 2016 and 2015, respectively. Accounts receivable pledged as of December 31, 2016 and 2015 amounted to RUB 238 million and RUB 273 million, respectively. Additionally, CMP pledged its rights to receive future payments (revenue) related to the contract with OJSC Russian Railways in the amount of RUB 6,066 million ($100 million).3

(i)	Covenants

The Group’s loan agreements contain a number of covenants and restrictions, which include, but are not limited to, financial ratios, minimum value of shareholders’ equity and certain cross-default provisions. The covenants also include, among other restrictions, limitations on: (1) raising of additional borrowings; (2) amount of dividends in common and preferred shares; and (3) amounts that can be spent for capital expenditures, new investments and acquisitions. Covenant breaches if not waived generally permit lenders to demand accelerated repayment of principal and interest.

[3]	CMP’s accounts receivable from OJSC Russian Railways as of December 31, 2016 amounted to RUB 1,166 million.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

The Group was required to comply with the following ratios under the most significant loan agreements as of December 31, 20164:

Restrictive covenant	Requirement	Actual as of December 31, 2016
Mechel’s EBITDA to Net Interest Expense	Shall not be less than 1.25:1.0	1.36:1.0
Mechel’s EBITDA to Consolidated Financial Expense	Shall not be less than 1.25:1.0	1.28:1.0
Mechel’s Net Debt to EBITDA	Shall not exceed 9.00:1.0	7.18:1.0
Mechel’s Total Debt to EBITDA	Shall not exceed 7.50:1.0	7.48:1.0

As of December 31, 2016, the Group was in compliance with major Group’s restrictive financial covenants under the restructured loan agreements with the Russian state banks (Gazprombank, Sberbank and VTB). However, the Group was not in compliance with covenants contained in the loan agreements with foreign banks (such as Net Borrowings to EBITDA ratio, EBITDA to Net Interest Expense ratio and targeted amount of Adjusted Shareholder’s Equity). There was a default on payments of principal and interest in the amount of RUB 81,226 million and RUB 8,617 million, respectively, which is represented primarily by the default of the pre-export facility agreement (Note 10.1(a)) and ECA-covered loans (represented by the credit facilities of BNP, BNL, ING, Raiffeisen Bank and other international banks — Note 10.1(g)). As a result, the long-term debt of RUB 260,653 million was reclassified to short-term liabilities as of December 31, 2016.

10.2	Financial instruments risk management objectives and policies

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

As of December 31, 2016, the Group was in breach of a number of financial covenants contained in the Group’s loan agreements, which led to cross-defaults under other loan and finance lease agreements, permitting the respective lenders under such other facilities to accelerate the payment of principal and interest under their loans.

The following tables show the remaining contractual maturities at the reporting date of the Group’s non-derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payment computed using contractual rates, or if floating, based on rates current at the reporting date) and the earliest the Group can be required to pay.

[4]	Net Debt and Total Debt are calculated according to the respective definitions set by the credit agreements. Generally, Total Debt includes outstanding loans, finance lease, bonds and other financial liability balances; Net Debt is equal to Total Debt less cash and cash equivalents, and excludes Net Debt of Elgaugol (set by the VEB credit facility).

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

	Maturity
	On demand	Within 1 year	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years	Total
At December 31, 2016
Loans and borrowings, including interest payable	428,597	8,496	4,688	4,648	3,593	2,455	452,477
Finance lease liabilities	7,857	4,456	280	106	83	61	12,843
Trade and other payables	435	37,231	448	181	—	—	38,295
Other non-current financial liabilities	—	—	—	—	—	60,475	60,475

	Maturity
	On demand	Within 1 year	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years	Total
At December 31, 2015
Loans and borrowings, including interest payable	472,159	23,385	1,542	1,754	2,187	986	502,013
Finance lease liabilities	10,534	6,469	360	169	20	1	17,553
Trade and other payables	1,038	50,200	15	—	—	—	51,253

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

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

The maximum exposure to credit risk arising from the Group’s financial assets is presented as follows:

	December 31, 2016	December 31, 2015
Restricted cash (excluding cash on hand)	24	62
Trade and other receivables	19,121	16,033
Other financial assets	415	303
— Promissory notes	208	218
— Loans issued	61	72
— Bonds	13	13
— Deposits	133	—

Total	19,560	16,398

Foreign currency risk

Foreign currency risk is the risk that the value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchanges rates. This risk arises when commercial transactions and recognised assets and liabilities are denominated in a currency different from the Group’s functional currency.

The Group undertakes transactions denominated in foreign currencies and consequently is exposed to foreign currency risk. Approximately 21% of the Group’s sales are denominated in U.S. dollars and 12% of the Group’s sales are denominated in euro, 27% of the Group’s borrowings are denominated in U.S. dollars and 6% of the Group’s borrowings are denominated in euro. The Group does not have formal arrangements to mitigate foreign currency risk. However, management of the Group believes that the foreign currency risk is partly mitigated for the Group by the situation where approximately 33% of total sales of the Group are denominated in U.S. dollars and euro that reduces negative impact of changes in exchange rates for the Group’s borrowings and purchases denominated in foreign currencies, mostly in U.S. dollars. The Group does not currently use derivative instruments to manage exchange rate exposures.

The Group’s exposure at the reporting date to foreign currency risk arising from recognised assets and liabilities denominated in a currency other than the functional currency of the entity to which they relate to is set out in the table below:

Assets and liabilities denominated in U.S. dollars	December 31, 2016	December 31, 2015
Current assets	225	2,549
Receivables	156	1,399
Cash and cash equivalents	69	1,150

Current liabilities	(124,281)	(301,442)
Short-term loans and borrowings	(113,327)	(279,905)
Short-term payables	(9,433)	(19,405)
Short-term finance lease liability	(1,521)	(2,132)

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

Assets and liabilities denominated in euro	December 31, 2016	December 31, 2015
Current assets	534	3,096
Receivables	353	1,939
Cash and cash equivalents	181	1,157

Non-current liabilities	(38)	(97)
Long-term loans and borrowings	(38)	(64)
Long-term finance lease liability	—	(33)

Current liabilities	(23,766)	(30,705)
Short-term loans and borrowings	(22,817)	(28,544)
Short-term payables	(838)	(1,936)
Short-term finance lease liability	(111)	(225)

Currency exchange rates	December 31, 2016	December 31, 2015
U.S. dollar	60.6569	72.8827
Euro	63.8111	79.6972

Sensitivity analysis

The table below demonstrates the Group’s sensitivity to a devaluation of the Russian ruble against U.S. dollar and euro which management believes is an appropriate measure in the current market conditions and which would impact its operations:

	Change in U.S. dollar to Russian ruble exchange rate	Effect on profit before tax	Change in Euro to Russian ruble exchange rate	Effect on profit before tax
2014
	+30%	68,671	+30%	7,070
	-30%	(68,671)	-30%	(7,070)

2015
	+40%	119,557	+40%	11,082
	-15%	(44,834)	-15%	(4,156)

2016
	+20%	24,811	+20%	4,654
	-20%	(24,811)	-20%	(4,654)

Interest rate risk

Interest rate risk is the risk that changes in floating interest rates will adversely impact the financial results of the Group. As of December 31, 2016 and 2015, the shares of the borrowings with floating rates in the total amount of the borrowings were 91% (incl. Mosprime – 0.1%, key rate of the Central Bank of Russia – 62%, LIBOR, EURIBOR and others – 29%) and 53% (incl. Mosprime – 0.2%, key rate of the Central Bank of Russia – 14%, LIBOR, EURIBOR and others – 39%), respectively.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

The table below demonstrates the Group’s sensitivity to change of floating rates.

	Increase/ decrease in MosPrime and Central Bank of Russia rate (%)	Effect on profit before tax	Increase/ decrease in LIBOR (%)	Effect on profit before tax	Increase/ decrease in EURIBOR (%)	Effect on profit before tax
2014
	+9.32%	4,395	+0.02%	12	+0.07%	13
	-9.32%	(4,395)	-0.02%	(12)	-0.07%	(13)

2015
	+6%	3,312	+0.5%	662	+0.25%	62
	-5%	(2,760)	-0.12%	(159)	-0.25%	(62)

2016
	+2%	4,943	+0.6%	736	+0.12%	28
	-4%	(9,887)	-0.08%	(98)	-0.08%	(19)

10.3	Other current financial assets

In November 2011, the owners of the former Estar metallurgical plants and the Group entered into a loan agreement pursuant to which a loan of $944,530 thousand (RUB 28,433 million at exchange rate as of November 10, 2011) was granted by the Group. The loan consists of several tranches which bear interest at the range of 1-8.5% p.a. To secure the loan, shares in the major former Estar metallurgical plants (or shares in parent companies of such metallurgical plants) were pledged. The proceeds from this loan were used by the former Estar metallurgical plants to repay most of the accounts receivable owed to the Group. According to the loan agreement, in the event that the loan is not repaid at maturity (September 30, 2012), the Group was entitled to enforce the pledge over the pledged former Estar metallurgical plants assets and thereby take control of these assets subject to approval from the Russian Federal Antimonopoly Service.

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

The Group evaluates the recoverability of the loan amount based on the fair value of the pledged assets which, as of December 31, 2016, 2015 and 2014, was RUB nil. This resulted in a $830,288 thousand (RUB 50,320 million at exchange rate as of December 31, 2016), $830,421 thousand (RUB 60,620 million at exchange rate as of December 31, 2015) and $832,013 thousand (RUB 46,742 million at exchange rate as of December 31, 2014) provision for doubtful accounts under this loan as of December 31, 2016, 2015 and 2014, respectively. The Group has not taken possession of assets provided as collateral because these entities are under the bankruptcy procedure and burdened with substantial amount of debt.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

10.4	Other non-current financial liabilities

As of December 31, 2016, the Group recognized other non-current financial liabilities under the put option of Gazprombank (see Note 6) in the amount of RUB 36,198 million (estimated at present value of the consideration to be transferred upon the exercise of the put option discounted at an interest rate of 12%). The respective finance cost was recognized in the consolidated statement of profit (loss) and other comprehensive income (loss) (Note 26.5).

11.	Cash and cash equivalents

	December 31, 2016	December 31, 2015
Cash and cash equivalents from continuing operations:
Cash on hand	8	8
Cash at banks, including
— in Russian rubles	683	628
— in U.S. dollars	482	1,150
— in euro	404	1,157
— in other currencies	109	135
Other cash and cash equivalents	3	1

Total cash and cash equivalents	1,689	3,079

For the purpose of the statement of cash flows, bank overdrafts are deducted from cash and cash equivalents in the amount of RUB 236 million and RUB 2,188 million as of December 31, 2016 and 2015, respectively.

As of December 31, 2016 and 2015, the Group did not have any short-term deposits with original maturities of less than 90 days.

As of December 31, 2016 and 2015, the amount of RUB 24 million and RUB 62 million, respectively, was restricted for use by regulatory requirements.

As of December 31, 2016 and 2015, the Group had available RUB 373 million and RUB 409 million, respectively, of undrawn committed borrowing facilities.

12.	Trade and other receivables

	December 31, 2016	December 31, 2015
Trade receivables, including	24,325	26,895
— domestic customers	20,436	22,342
— foreign customers	3,889	4,553
Other receivables*	28,670	29,336

Total trade and other receivables	52,995	56,231
Less allowance for doubtful accounts*	(33,941)	(40,218)

Total accounts receivable, net	19,054	16,013

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

As of December 31, 2016 and 2015, the ageing analysis of trade receivables were as follows:

	December 31, 2016	December 31, 2015
Total receivables	52,995	56,231

Past due but not impaired
<30 days	2,739	2,338
30-60 days	528	661
61-90 days	201	241
91-180 days	476	248
181-365 days	362	327
>1 year	183	615

Total past due, but not impaired	4,489	4,430

Receivables that were past due but not impaired amounted to RUB 4,489 million and RUB 4,430 million as of December 31, 2016 and 2015, respectively. Based on past experience, management believes that no allowance is necessary in respect of receivables that were past due but not impaired as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

The movements in the allowance for doubtful accounts on trade and other receivables were as follows:

Total
At January 1, 2014	(27,362)
Charge for the year	(3,203)
Utilised/unused amounts reversed	—
Disposal of subsidiaries	153
Reclassified in assets of disposal group held for sale	9
Exchange rate difference	(8,479)

At December 31, 2014	(38,882)

Charge for the year	(1,152)
Utilised/unused amounts reversed	261
Disposal of subsidiaries	10
Reclassified in assets of disposal group held for sale	25
Exchange rate difference	(480)

At December 31, 2015	(40,218)

Charge for the year	(613)
Utilised/unused amounts reversed	6,637
Reclassified in assets of disposal group held for sale	11
Exchange rate difference	242

At December 31, 2016	(33,941)

As of December 31, 2016, 2015 and 2014, receivables from related parties in the amount of RUB 24,539 million, RUB 24,035 million and RUB 24,254 million, respectively, are included into Other receivables. The amounts are fully covered by the allowance (Note 13(b)).

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

13.	Related party disclosures

Note 1 provides information about the Group’s structure, including details of the subsidiaries and the holding company. The following table provides the total amount of transactions that have been entered into with the related parties in 2016, 2015 and 2014.

	2016			2015			2014
	Purchases	Sales	Other loss (income)	Purchases	Sales	Other loss (income)	Purchases	Sales	Other loss (income)
Associates	200	117	(11)	199	80	28	284	91	(2)
Controlling shareholders and entities under control of the Group’s Controlling shareholders	278	45	41	261	37	(23)	94	25	133

Total	478	162	30	460	117	5	378	116	131

As of December 31, 2016 and 2015, the Group had the following balances in settlement with related parties:

	December 31, 2016			December 31, 2015
	Receivables from	Payables to	Total outstanding, net	Receivables from	Payables to	Total outstanding, net
Associates	33	(55)	(22)	8	(50)	(42)
Controlling shareholders and entities under control of the Group’s Controlling shareholders	70	(37)	33	88	(28)	60

Total	103	(92)	11	96	(78)	18

(a)	Transactions with the associates

The Group’s associates provide to the Group’s subsidiaries transportation and auto repair services. During the years ended December 31, 2016, 2015 and 2014, the Group purchased from its associates transportation services in the amount of RUB 114 million, RUB 105 million and RUB 166 million, respectively, and repair services in the amount of RUB 86 million, RUB 94 million and RUB 86 million, respectively.

(b)	Controlling shareholders and entities under control of the Group’s Controlling shareholders

As of December 31, 2016 and 2015, the amounts of accounts receivable fully covered by the allowance included amounts receivable of RUB 24,539 million and RUB 24,035 million, respectively, described below. In December 2013, the Group, related party (an entity wholly owned by the Controlling Shareholder) and the former Estar metallurgical plants signed an assignment agreement. Under that agreement, the Group assigned to its related party the right to collect amounts due from the former Estar metallurgical plants, and the related party is to repay this amount to the Group through November 2017.

The outstanding cash balance in Coalmetbank was RUB 200 million and RUB 1,580 million as of December 31, 2016 and December 31, 2015, respectively.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

(c)	Compensation to key management personnel

The total compensation to key management personnel was included in general and administrative expenses in the consolidated statement of profit (loss) and other comprehensive income (loss) and consisted of the short-term employee benefits in the amount of RUB 543 million, RUB 481 million and RUB 291 in the years ended December 31, 2016, 2015 and 2014, respectively. There are no share-based payments to key management personnel. The Group’s directors and executive officers are also provided with voluntary medical insurance and the use of wireless services.

14.	Inventories

	December 31, 2016	December 31, 2015
Raw materials	13,666	11,496
Work in progress	5,654	5,769
Finished goods and goods for resale	15,907	17,924

Total inventories at the lower of cost and net realizable value	35,227	35,189

During 2016, RUB 364 million (2015: RUB 1,003 million, 2014: RUB 1,360 million) was recognised as an expense within cost of goods sold for inventories carried at net realisable value. The amount of inventories recognised as an expense during the period was RUB 95,019 million for 2016 (2015: RUB 100,577 million, 2014: RUB 99,934 million).

15.	Other current and non-current assets

	December 31, 2016	December 31, 2015
Other current assets
Prepayments and advances	3,873	3,545
Input VAT and other taxes recoverable	3,000	2,976
Other current assets	69	1,670

Total prepayments and other current assets	6,942	8,191

	December 31, 2016	December 31, 2015
Other non-current assets
Deferred assets from sale and lease back	306	339
Advance payment to non state pension fund	—	462
Other non-current assets	585	442

Total other non-current assets	891	1,243

The other current assets as of December 31, 2015 reflect the upfront fee in the amount of RUB 1,411 million paid in 2014 to VEB for the opening of the credit line. As of December 31, 2016, the provision for the VEB’s commission was recorded due to uncertainty in further financing.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

Generally in Russia, VAT related to sales is payable to the tax authorities on an accrual basis based upon invoices issued to the customer. VAT incurred on purchases may be reclaimed, subject to certain restrictions, against VAT related to sales.

As of December 31, 2015, advance payment to non state pension fund (Mechel Fund) of RUB 462 million was made by Yakutugol based on terms of the agreed pension benefit program . On June 1, 2016, the advance payment in the amount of RUB 408 million was fully provided for due to revocation of the fund’s license by the Central Bank and existing uncertainty of its recoverability (Note 23).

Provision for advances issued of RUB 185 million, RUB 355 million and RUB 595 million was included in Allowance for doubtful accounts in the consolidated statement of profit (loss) and other comprehensive income (loss) for the years ended December 31, 2016, 2015 and 2014.

16.	Discontinued operations

BCG Companies

In December 2014, the Group entered into an agreement with a third party to sell 100% of the shares of the BCG Companies. The binding agreement was signed on February 12, 2015. The total consideration for the sale of the BCG Companies under the shares sale agreement consists of: (1) an immediate cash payment of $5,000 thousand (RUB 330 million at exchange rate of 66.0585 RUB/USD as of February 12, 2015); (2) future royalty payments on coal mined and sold in the amount of 3.00 U.S. dollars (RUB 198.2 at exchange rate of 66.0585 RUB/USD as of February 12, 2015) per short ton, capped at $150,000 thousand (RUB 9,909 million at exchange rate of 66.0585 RUB/USD as of February 12, 2015); (3) a portion of a sale price in case of any future sale of the BCG Companies and/or its assets, amounting to 12.5% or 10% of the total consideration if the sale transaction closed within, respectively, five or ten years of the sale to the buyer. The fair value of future royalty payments and portion of selling price in case of future resale of the BCG Companies was assessed by the Group as RUB nil at the date of sale.

During 2016, the Group received royalty payments on coal mined and sold in the amount of $1.8 million (RUB 121 million at the year average exchange rate of 67.04 RUB/USD) (Note 26.6).

The contingent consideration arising upon the acquisition of the BCG Companies of $29,936 thousand (RUB 1,681 million at exchange rate as of December 31, 2014 and RUB 1,977 million at exchange rate of 66.0585 RUB/USD as of February 12, 2015), which depends on the results of additional geological researches of reserves (“Drilling Program”), was released on the date of transfer of shares of February 12, 2015. The Group incurred expenses of $3,415 thousand (RUB 226 million at exchange rate of 66.0585 RUB/USD as of February 12, 2015) related to consulting services from third party banks in connection with the sale. The disposal of the BCG Companies is aligned with the revised strategy aimed at restructuring the Group’s assets and development of its core businesses.

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

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

The results of the BCG Companies presented as discontinued operations in the consolidated statements of profit (loss) and other comprehensive income (loss) were as follows:

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

Tax benefit
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

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

The net cash flows incurred by the BCG Companies were as follows:

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

Starting the fourth quarter of 2016, the Group stopped liquidation activities on SUNP and the company was involved into operations other than ferronickel production, its current income and expenses, gains and losses are not significant to the Group. The Group presents the results of SUNP as discontinued operations in the consolidated statement of profit (loss) and other comprehensive income (loss) for the nine months ended September 30, 2016 and as continued operations — starting the fourth quarter of 2016.

The results of SUNP presented as discontinued operations in the consolidated statement of profit (loss) and other comprehensive income (loss) were as follows for the periods ended:

	December 31, 2016	December 31, 2015	December 31, 2014
Revenue	53	69	66
Cost of goods sold	(49)	(51)	(45)

Gross profit	4	18	21
Selling and distribution expenses	—	—	(1)
Administrative and other operating expenses	(73)	(115)	(133)
Other operating (expenses)/income	(102)	31	296
Finance costs	(15)	(30)	(32)
Other (expenses)/income	(240)	154	1,288

(Loss) profit for the year from discontinued operations, net	(426)	58	1,439

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

17.	Property, plant and equipment

	Land	Buildings and constructions	Operating machinery and equipment	Transportation vehicles	Other equipment	Construction- in-progress	Mining plant and equipment	Railway Ulak-Elga	Total
Cost
At January 1, 2014	3,210	64,226	107,481	29,810	1,331	109,730	15,193	—	330,981
Additions	—	786	2,467	137	13	19,794	488	—	23,685
Assets of disposal group held for sale / discontinued operations	(130)	(99)	(13,496)	(254)	(33)	(93)	(1,579)	—	(15,684)
Change in rehabilitation provision	—	(225)	—	—	—	—	(496)	—	(721)
Transfers	3	8,249	15,523	1,814	49	(25,627)	(11)	—	—
Disposals	(318)	(1,205)	(3,192)	(705)	(203)	(1,308)	(129)	—	(7,060)
Exchange differences	357	1,845	6,159	100	142	42	643	—	9,288

At December 31, 2014	3,122	73,577	114,942	30,902	1,299	102,538	14,109	—	340,489
Additions	—	417	1,052	508	29	4,249	719	—	6,974
Change in rehabilitation provision	—	49	—	—	—	—	232	—	281
Transfers	59	4,886	1,607	171	24	(78,565)	14	71,804	—
Disposals	(10)	(474)	(3,196)	(1,170)	(156)	(1,378)	(156)	—	(6,540)
Exchange differences	142	(190)	(174)	(12)	40	(8)	—	—	(202)

At December 31, 2015	3,313	78,265	114,231	30,399	1,236	26,836	14,918	71,804	341,002
Additions	—	504	1,428	549	25	5,027	542	—	8,075
Change in rehabilitation provision	—	346	—	—	—	—	(212)	—	134
Transfers	1	2,435	2,610	180	(209)	(8,393)	389	2,987	—
Disposals	(75)	(3,050)	(3,266)	(1,717)	(169)	(2,330)	(536)	—	(11,143)
Exchange differences	(190)	(841)	(675)	(120)	(61)	(6)	(1)	—	(1,894)

At December 31, 2016	3,049	77,659	114,328	29,291	822	21,134	15,100	74,791	336,174

Depreciation and impairment

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

	Land	Buildings and constructions	Operating machinery and equipment	Transportation vehicles	Other equipment	Construction- in-progress	Mining plant and equipment	Railway Ulak-Elga	Total
At January 1, 2014	(98)	(24,141)	(63,885)	(11,749)	(903)	(47)	(3,905)	—	(104,728)
Depreciation charge	—	(4,593)	(7,693)	(2,718)	(170)	—	(227)	—	(15,401)
Disposals	—	395	2,650	565	186	—	126	—	3,922
Assets of disposal group held for sale	109	88	12,756	245	28	81	1,345	—	14,652
Impairment	(124)	(2,414)	(5,345)	(82)	(15)	(16)	—	—	(7,996)
Exchange differences	(17)	(245)	(5,605)	(69)	(105)	(35)	(563)	—	(6,639)

At December 31, 2014	(130)	(30,910)	(67,122)	(13,808)	(979)	(17)	(3,224)	—	(116,190)
Depreciation charge	—	(5,008)	(5,627)	(2,745)	(56)	—	(218)	(334)	(13,988)
Disposals	9	396	2,619	1,092	146	16	54	—	4,332
Reversal of impairment/ (impairment)	67	(485)	1,331	6	(4)	(931)	—	—	(16)
Exchange differences	(5)	430	280	39	(40)	—	—	—	704

At December 31, 2015	(59)	(35,577)	(68,519)	(15,416)	(933)	(932)	(3,388)	(334)	(125,158)
Depreciation charge	—	(3,774)	(7,760)	(2,613)	(50)	—	(133)	(247)	(14,577)
Disposals	—	3,160	3,045	1,272	198	238	437	—	8,350
Impairment	(224)	(260)	(215)	(98)	—	(887)	(16)	—	(1,700)
Exchange differences	32	546	550	86	52	(1)	(1)	—	1,264

At December 31, 2016	(251)	(35,905)	(72,899)	(16,769)	(733)	(1,582)	(3,101)	(581)	(131,821)

Net book value
At January 1, 2014	3,112	40,085	43,596	18,061	428	109,683	11,288	—	226,253

At December 31, 2014	2,992	42,667	47,820	17,094	320	102,521	10,885	—	224,299

At December 31, 2015	3,254	42,688	45,712	14,983	303	25,904	11,530	71,470	215,844

At December 31, 2016	2,798	41,754	41,429	12,522	89	19,552	11,999	74,210	204,353

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

According to the results of the impairment analysis of non-current assets, impairment losses of RUB 1,700 million, RUB 16 million and RUB 7,996 million were recognized by the Group for the years ended December 31, 2016, 2015 and 2014, respectively (Note 18).

Assets under construction

As of December 31, 2016 and 2015, construction-in-progress included advances issued for acquisition of property, plant and equipment in the amounts of RUB 430 million and RUB 544 million, respectively.

In 2015, the Group transferred the railway from the Elga coal deposit to Ulak station from Construction-in-progress in the amount of RUB 71,804 million, put it into exploitation and commenced its depreciation.

Property pledged to the bank as security

Certain property, plant and equipment have been pledged to secure bank loans and borrowings granted to the Group:

	December 31, 2016	December 31, 2015
Net book value	117,047	33,510

Finance leases

The Group leases machinery and equipment and transport under a number of finance lease agreements. At the end of the term of the lease, the Group obtains ownership of the assets or has an option to purchase leased assets at a redemption price.

	December 31, 2016	December 31, 2015
Net book value — operating machinery and equipment	2,825	4,253
Net book value — transportation vehicles	9,265	12,332

Additions of machinery and equipment and transport under finance lease during the year ended December 31, 2016 amounted to RUB 386 million.

Capitalised borrowing costs

The amount of borrowing costs capitalised during the year ended December 31, 2016 was RUB 1,015 million (2015: RUB 1,954 million, 2014: RUB 9,254 million). The rate used to determine the amount of borrowing costs eligible for capitalisation was 10.28% (2015: 15.02%, 2014: 12.04%), which is the average rate of the borrowings.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

18.	Impairment of goodwill and other non-current assets

As of December 31, 2016 and 2015, the Group performed an impairment analysis of goodwill and other non-current assets on the level of cash generating units (CGU). For each CGU the Group considers the relationship between market capitalization and its book value, among other factors, when reviewing for indicators of impairment. Goodwill acquired through business combinations has been allocated to CGUs for impairment testing as follows (before impairment write-downs):

		Goodwill
Cash generating units	Segment	December 31, 2016	December 31, 2015
Yakutugol	Mining	13,399	13,399
Bratsk Ferroalloy Plant	Steel	2,930	2,930
Southern Kuzbass Power Plant	Power	2,382	3,827
Kuzbass Power Sales Company	Power	1,026	1,026
Port Posiet	Mining	756	756
Chelyabinsk Metallurgical Plant	Steel	580	672
Southern Kuzbass Coal Company	Mining	143	143
Mechel Temryuk	Mining	69	69

Total		21,285	22,822

As of December 31, 2016 and 2015, the recoverable amount of CGUs was determined based on value in use. The material assumptions that drive the value in use are represented by projected prices, sales volumes, discount rates. Some of these assumptions materially deviate from the Group’s historical results primarily due to the market downturns and economic slowdowns in the recent years in Russia. All these material assumptions are based on the Group’s projections and are subject to risk and uncertainty.

The forecasted period for non-mining subsidiaries of the Group was assumed to be five years to reach stabilized cash flows. As of December 31, 2016 the value beyond the forecasted period was based on the terminal growth rates of 2%-4%. For mining subsidiaries of the Group the forecasted period was based on the remaining life of the mines.

Discount rates used in the impairment test for goodwill and non-current assets were estimated in nominal terms on the weighted average cost of capital basis. Inflation and discount rates, range of discount rates, estimated for each year for the forecasted period, were as follows:

	Forecast period, years
For the year ended December 31, 2015	2016	2017	2018	2019	2020
Inflation rate in Russia	7.5%	5.6%	5.2%	4.6%	4.3%
Inflation rate in Europeans countries	2.6%	2.6%	2.4%	2.3%	2.3%
Discount rate, %	8.5%-18.9%	8.5%-18.9%	8.5%-18.9%	8.5%-18.9%	8.5%-18.9%

For the year ended December 31, 2016	2017	2018	2019	2020	2021
Inflation rate in Russia	5.1%	4.0%	4.0%	4.0%	4.0%
Inflation rate in Europeans countries	3.3%	3.1%	3.1%	3.1%	3.0%
Discount rate, %	8.9%-19.0%	8.9%-19.0%	8.9%-19.0%	8.9%-19.0%	8.9%-19.0%

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

For CGUs which cash flows relate to mineral assets, future cash flows include estimates of recoverable minerals that will be obtained from proved and probable reserves, mineral prices (considering current and historical prices, price trends and other related factors), production levels, capital and reclamation costs, all based on the life of mine models prepared by the Group’s engineers. The Group believes that the values assigned to key assumptions and estimates represent the most realistic assessment of future trends.

Impairment of goodwill

According to the results of the impairment analysis of goodwill, an impairment loss as of December 31, 2016 was recognized in the following CGU:

Cash generating units	Impairment loss on goodwill at December 31, 2016
Bratsk Ferroalloy Plant (BFP)	2,930

Total	2,930

Impairment of goodwill at BFP was recognized due to the changes in expectations of long-term prices for ferrosilicon and in forecasted production volumes accompanied by increased forecasted costs..

According to the results of the impairment analysis of goodwill, an impairment loss as of December 31, 2015 was recognised in the following CGUs:

Cash generating units	Impairment loss on goodwill at December 31, 2015
Southern Kuzbass Power Plant (SKPP)	1,444

Total	1,444

Impairment of goodwill at Southern Kuzbass Power Plant (SKPP) was identified due to change in structure of raw materials and usage of steam coal instead of lean grade coal with low oxidation rate from SKCC. The remaining carrying value of the goodwill of SKPP was RUB 2,383 million as of December 31, 2015.

Impairment of non-current assets

According to the results of the impairment analysis, impairment of non-current assets was identified for the following CGUs as of December 31, 2016:

Cash generating units	Impairment loss on non-current assets identified as a result of impairment tests at December 31, 2016
Bratsk Ferroalloy Plant (BFP)	697
Mechel Service Romania	203

Total	900

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

The carrying value of individual items of the assets for the respective entities was impaired due to inability to generate economic benefits:

Subsidiaries	Impairment loss on non-current assets identified for individual items of assets at December 31, 2016
Yakutugol	572
Port Temryuk	389
Southern Kuzbass Coal Company (SKCC)	277
Maritime Cargo Shipping.	98
Cognor	36

Total	1,372

According to the results of the impairment analysis, impairment of non-current assets was identified for the following CGUs as of December 31, 2015:

Cash generating units	Impairment loss on non-current assets at December 31, 2015
Mechel Materials	5,982

Total	5,982

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

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

Sensitivity analysis

Reasonably possible change in key assumptions used in calculations of value in use could impact recoverable amount which was most sensitive to the growth of discount rate, cash flows growth rates after the forecasted period and change in operational profit due to changes in sales and extraction volumes, sales prices and costs.

Based on the sensitivity analysis carried out as of December 31, 2016, a 5% decrease in future planned revenues would trigger impairment of goodwill of RUB 1,026 million, property, plant and equipment of RUB 644 million at KPSC, additional impairment of property, plant and equipment at BFP of RUB 1,363 million and impairment of property, plant and equipment of RUB 1,996 million at Izhstal.

For the cash-generating units, which were not impaired in the reporting period and for which the reasonably possible changes could lead to impairment, the recoverable amounts would become equal to their carrying amounts if the assumptions used to measure the recoverable amounts changed by the following percentages: decrease in sales prices by 3.7% at Izhstal, decrease in sales prices by 1.3% at KPSC.

The recoverable amounts of KPSC and Izhstal based on key assumptions exceed the carrying amounts by RUB 3,403 million and by RUB 5,405 million, respectively.

Effects of reasonably possible changes in other key assumptions used in recoverable amount of CGUs as of December 31, 2016 do not lead to excess of carrying value over recoverable value.

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

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

19.	Intangible assets

	Goodwill	Mineral licenses
Cost
At January 1, 2014	32,781	126,680
Assets of disposal group held for sale / discontinued operations	—	(122,002)
Exchange differences	682	51,034

At December 31, 2014	33,463	55,712

Additions	—	71
Disposal	(88)	—
Exchange differences	(174)	—

At December 31, 2015	33,201	55,783

Additions	—	—
Disposal	—	—
Exchange differences	(2,286)	—

At December 31, 2016	30,915	55,783

Amortisation and impairment
At January 1, 2014	(10,261)	(74,953)
Depletion	—	(1,759)
Assets of disposal group held for sale / discontinued operations	—	105,075
Exchange differences	(505)	(43,953)

At December 31, 2014	(10,766)	(15,590)

Impairment	(1,444)	—
Depletion	—	(1,676)
Disposal	88	—
Exchange differences	299	—

At December 31, 2015	(11,823)	(17,266)

Impairment	(2,930)	(572)
Depletion	—	(1,846)
Disposal	—	—
Exchange differences	2,193	—

At December 31, 2016	(12,560)	(19,684)

Net book value
At January 1, 2014	22,520	51,727

At December 31, 2014	22,697	40,122

At December 31, 2015	21,378	38,517

At December 31, 2016	18,355	36,099

Most of the existing mineral licenses (97%) relate to coal mines and were recorded upon acquisition of mining subsidiaries.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

To determine the value of the mineral licenses as of December 31, 2016, the Group used quantities of underlying mineral assets, production data and other factors, including economic viability and any new exploration data.

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

As of December 31, 2016 and 2015, the Group performed an impairment analysis of goodwill (Note 18).

20.	Income tax

The major components of income tax (expense) benefit for the years ended December 31, 2016, 2015 and 2014 are:

Recognised in profit or loss	2016	2015	2014
Current income tax
Current income tax charge	(555)	(361)	(396)
Adjustments in respect of income tax related to previous years, including income tax penalties and changes in uncertain income tax position	766	(15)	(6,307)

Deferred tax
Relating to origination and reversal of temporary differences	(5,104)	(7,946)	15,525

Income tax (expense) benefit reported in the consolidated statement of profit (loss) and other comprehensive income (loss)	(4,893)	(8,322)	8,822

In January 2013, the Group created the consolidated group of taxpayers in accordance with the Tax code of the Russian Federation, under the Federal law of the Russian Federation of November 16, 2011 No. 321-FZ. The existence of the consolidated group of taxpayers is subject to compliance with several conditions stated in the Tax code of the Russian Federation. The Group believes that these conditions were met as of December 31, 2016 and 2015. As of January 1, 2013, the consolidated group of taxpayers consisted of 16 subsidiaries of the Group, together with Mechel PAO, which is the responsible taxpayer under the agreement. As of January 1, 2014, the number of subsidiaries included in the consolidated group of taxpayers increased to 20 participants and did not change as of December 31, 2015 and 2016.

For subsidiaries which are not included in the consolidated group of taxpayers, income taxes are calculated on an individual subsidiary basis. Deferred income tax assets and liabilities are recognised in the accompanying consolidated financial statements in the amount determined by the Group in accordance with IAS 12 Income Taxes.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

During 2013-2016, income tax was calculated at 20% of taxable profit in Russia, at 10.8% in Switzerland, at 16% in Romania, at 15% in Lithuania, at 20% in Kazakhstan and at 18% in Ukraine. The Group’s subsidiaries incorporated in British Virgin Islands are exempt from profit tax. Amendments in the tax legislation of the United Kingdom resulted in the decrease in tax rate from 21% since April 1, 2014 to 20% since April 1, 2015.

The reconciliation between the income tax (expense) benefit computed by applying the Russian enacted statutory tax rates to the income from continuing operations before tax and non-controlling interest, to the income tax (expense) benefit reported in the financial statements is as follows:

	2016	2015	2014
Profit (loss) before tax from continuing operations	14,151	(107,128)	(131,087)

Income tax (expense) benefit at statutory income tax rate of 20%	(2,830)	21,426	26,217

Adjustments:
Adjustments in respect of income tax related to previous years, including income tax penalties and changes in uncertain income tax position.	766	(15)	(6,307)
Unrecognized current year tax losses and write-off of previously recognized asset on tax losses	513	(19,822)	286
Non-deductible expenses for tax purposes	(1,317)	(4,341)	(7,318)
Non-deductible interest expense	(1,055)	(2,588)	(3,815)
Non-deductible penalties on breach of credit agreements	(1,152)	(3,025)	—
Effect of different tax rates in foreign jurisdictions	182	26	(37)
Effect of the disposal of subsidiaries	—	17	(204)

At the effective income tax rate of 34.6% (7.8% in 2015, 6.7% in 2014)	(4,893)	(8,322)	8,822

Income tax (expense) benefit reported in the consolidated statement of profit (loss) and other comprehensive income (loss)	(4,893)	(8,322)	8,822

The deferred tax balances were calculated by applying the currently enacted statutory tax rate in each jurisdiction applicable to the period in which the temporary differences between the carrying amounts and tax base (both in respective local currencies) of assets and liabilities are expected to reverse.

On January 9, 2014, the Group failed to sustain its position in the court with respect to the income tax claims in the amount of RUB 3,977 million, including penalties and fines. The Group recognized this income tax as income tax expense in the amount of RUB 3,666 million included in the line Adjustments in respect of current income tax of previous years and penalty in the amount of RUB 311 million included in line Tax penalties and interest in the income tax reconciliation in 2014. During 2016, the Group delayed payments and new payment schedule agreed by the tax authorities was signed in December 2016. As of December 31, 2016, the outstanding amount payable was RUB 2,160 million (not overdue) including long-term part RUB 540 million.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

The amounts reported in the accompanying consolidated financial statements consisted of the following:

	January 1, 2014	Tax benefit (expense) during the period recognised in profit or loss	Foreign currency translation effect	December 31, 2014
Deferred tax assets
Property, plant and equipment	786	23	11	820
Rehabilitation provision	214	9	—	223
Inventory	140	(33)	18	125
Accounts receivable	63	125	2	190
Bad debt allowance	461	250	47	758
Loans & borrowings	9	3,417	2	3,428
Finance lease liabilities	2,077	(445)	7	1,639
Accounts payable and other liabilities	487	547	7	1,041
Net operating loss carry-forwards	4,584	12,094	183	16,861
Other	332	(9)	5	328

Deferred tax liabilities
Property, plant and equipment	(14,628)	(1,493)	(359)	(16,480)
Mineral licenses	(8,341)	321	—	(8,020)
Rehabilitation provision	(17)	(10)	—	(27)
Inventory	(1,433)	471	(8)	(970)
Accounts receivable	(89)	15	(35)	(109)
Bad debt allowance	(229)	54	(2)	(177)
Loans & borrowings	(1,129)	527	(2)	(604)
Accounts payable and other liabilities	(48)	(34)	4	(78)
Other	(197)	(304)	(62)	(563)

Deferred tax assets (liabilities), net	(16,958)	15,525	(182)	(1,615)

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

	January 1, 2015	Tax (expense) benefit during the period recognised in profit or loss	Disposals of subsidiaries	Foreign currency translation effect	December 31, 2015
Deferred tax assets
Property, plant and equipment	820	265	(30)	—	1,055
Rehabilitation provision	223	288	—	(1)	510
Inventory	125	(48)	—	(4)	73
Accounts receivable	190	79	—	(11)	258
Bad debt allowance	758	50	(2)	48	854
Loans & borrowings	3,428	(3,205)	—	1	224
Finance lease liabilities	1,639	(133)	—	2	1,508
Accounts payable and other liabilities	1,041	(279)	—	1	763
Net operating loss carry-forwards	16,861	(6,258)	3	5	10,611
Other	328	(4)	—	—	324

Deferred tax liabilities
Property, plant and equipment	(16,480)	308	—	(27)	(16,199)
Mineral licenses	(8,020)	319	—	—	(7,701)
Rehabilitation provision	(27)	19	—	—	(8)
Inventory	(970)	372	—	(6)	(604)
Accounts receivable	(109)	62	—	—	(47)
Bad debt allowance	(177)	—	—	—	(177)
Loans & borrowings	(604)	151	—	(1)	(454)
Accounts payable and other liabilities	(78)	(35)	—	—	(113)
Other	(563)	103	—	(15)	(475)

Deferred tax assets (liabilities), net	(1,615)	(7,946)	(29)	(8)	(9,598)

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

	January 1, 2016	Tax (expense) benefit during the period recognised in profit or loss	Foreign currency translation effect	December 31, 2016
Deferred tax assets
Property, plant and equipment	1,055	(378)	—	677
Rehabilitation provision	510	184	—	694
Inventory	73	134	(14)	193
Accounts receivable	258	(94)	(4)	160
Bad debt allowance	854	(159)	(24)	671
Loans & borrowings	224	(106)	—	118
Finance lease liabilities	1,508	(389)	2	1,121
Accounts payable and other liabilities	763	(70)	7	700
Net operating loss carry-forwards	10,611	(5,807)	(89)	4,715
Other	324	(264)	(1)	59

Deferred tax liabilities
Property, plant and equipment	(16,199)	497	37	(15,665)
Mineral licenses	(7,701)	485	—	(7,216)
Rehabilitation provision	(8)	1	—	(7)
Inventory	(604)	(83)	3	(684)
Accounts receivable	(47)	41	—	(6)
Bad debt allowance	(177)	59	—	(118)
Loans & borrowings	(454)	350	1	(103)
Accounts payable and other liabilities	(113)	74	1	(38)
Other	(475)	421	3	(51)

Deferred tax assets (liabilities), net	(9,598)	(5,104)	(78)	(14,780)

Recognised in the consolidated statement of financial position information

	December 31, 2016	December 31, 2015
Deferred tax assets	1,502	1,492
Deferred tax liabilities	(16,282)	(11,090)

Deferred tax liabilities, net	(14,780)	(9,598)

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

For financial reporting purposes, the Group has not recognised deferred tax assets in the amount of RUB 38,068 million (2015: RUB 37,747 million) on losses in the amount of RUB 208,748 million (2015: RUB 201,624 million) that are available to carry forward against future taxable income of the subsidiaries in which the losses arose. Deferred tax assets have not been recognised in respect of these losses as it is not probable that future taxable profit will be available for utilization of such assets. Deferred tax assets on net operating loss carry forwards which are considered to be realized in the future, are mostly related to the Russian subsidiaries.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

A deferred tax liability of approximately RUB 288 million and RUB 208 million as of December 31, 2016 and 2015, respectively, has not been recognised for temporary differences related to the Group’s investment in foreign subsidiaries primarily as a result of unremitted earnings of consolidated subsidiaries, as it is the Group’s intention, generally, to reinvest such earnings permanently.

Similarly, a deferred tax liability of nil as of December 31, 2016 (RUB 817 million as of December 31, 2015, respectively) has not been recognised for temporary difference related to unremitted earnings of consolidated domestic subsidiaries as management believes the Group has both the ability and intention to effect a tax-free reorganization or merger of major subsidiaries into Mechel. There are no income tax consequences attached to the payment of dividends by the Group to its shareholders.

Probable income tax risks of approximately RUB 162 million and RUB 1,136 million as of December 31, 2016 and 2015, respectively, have been recorded in the Group’s consolidated financial statements. Possible income tax risks of approximately RUB 1,119 million and RUB 131 million as of December 31, 2016 and 2015, respectively, have not been recognised in the Group’s consolidated financial statements. Probable tax risks decreased as a result of tax examinations for related periods and a lapse of the applicable statute of limitations. Increase in possible tax risks occurred due to tax positions taken during the current period.

21.	Trade and other payables

	December 31, 2016	December 31, 2015
Trade payables	21,335	26,373
Other payables	19,650	28,229

Total trade and other payables	40,985	54,602

Other payables include accruals for breach of contracts, payables for property, plant and equipment acquired, salaries payable, dividends payable and other.

	December 31, 2016	December 31, 2015
Other payables
Accounts payable for fixed assets	2,964	3,593
Salaries payable	1,475	1,483
Accruals for breach of contract terms	745	1,281
Dividends payable, common shares	—	36
Other	14,466	21,836

Total	19,650	28,229

The balance of other payables includes payables for the acquisition of DEMP of RUB 8,032 million and RUB 14,799 million as of December 31, 2016 and 2015, respectively.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

22.	Provisions

	Rehabilitation provision	Provisions for legal claims	Tax provisions	Other provisions	Total
At January 1, 2014	4,400	421	548	465	5,834
Arising during the year	284	1,006	41	68	1,399
Utilized	—	(160)	(22)	(103)	(285)
Revision in estimated cash flow	548	—	—	—	548
Unused amounts reversed	—	(178)	(116)	—	(294)
Discount rate adjustment and imputed interest	(1,736)	—	—	—	(1,736)
Liabilities of disposal group held for sale/Discontinued operations	(297)	—	—	(213)	(510)
Exchange rate differences	—	—	169	3	172

At December 31, 2014	3,199	1,089	620	220	5,128

Current	201	1,089	620	220	2,130
Non-current	2,998	—	—	—	2,998
Arising during the year	403	1,321	361	27	2,112
Utilized	—	(513)	(504)	(81)	(1,098)
Revision in estimated cash flow	(1,027)	—	—	—	(1,027)
Unused amounts reversed	—	(325)	(101)	—	(426)
Discount rate adjustment and imputed interest	1,129	—	—	—	1,129
Exchange rate differences	—	—	104	49	153

At December 31, 2015	3,704	1,572	480	215	5,971

Current	265	1,572	480	215	2,532
Non-current	3,439	—	—	—	3,439
Arising during the year	256	533	413	1,678	2,880
Utilized	(52)	(885)	(14)	(118)	(1,069)
Revision in estimated cash flow	(511)	—	—	—	(511)
Unused amounts reversed	—	(474)	(31)	—	(505)
Discount rate adjustment and imputed interest	281	—	—	—	281
Exchange rate differences	—	—	(88)	(43)	(131)

At December 31, 2016	3,678	746	760	1,732	6,916

Current	258	746	760	1,732	3,496
Non-current	3,420	—	—	—	3,420

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

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

Tax provisions

Management believes that it has paid or accrued all applicable taxes. Where uncertainty exists, the Group has accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. In accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, the Group recorded RUB 760 million and RUB 480 million of other tax claims that management believes are probable as of December 31, 2016 and 2015, respectively.

The Group does not believe that any other material tax matters exist relating to the Group, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be materially misstated or misleading as of December 31, 2016.

23.	Pensions and other post-employment benefit plans

In addition to the state pension and social insurance required by the Russian legislation, the Group has a number of defined benefit occupational pension plans that cover the majority of production employees and some other postretirement benefit plans.

A number of the Group’s companies provide their former employees with old age retirement pensions, which are conditional to the member qualifying for the state old age pension. Some employees are also eligible for an early retirement in accordance with the state pension regulations and specific coal industry rules (so-called “territorial treaties”), which also provide for certain post-retirement benefits in additional to old age pensions. Additionally, the Group voluntarily provides financial support, of a defined benefit nature, to its old age and disabled pensioners, who did not acquire any pension under the occupational pension program.

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

Before the end of June 2016, the Group’s entities contributed certain amounts of cash to non-state pension fund Mechel Fund, to invest pensions of its participants. Pursuant to the agreements between the Group and this non-state pension fund, under certain circumstances, assets from contributions were not effectively restricted from possible withdrawal by the employer. Based on this fact, these assets were not qualified as “plan assets” under IFRS and these pension plans were considered to be fully unfunded. On June 22, 2016, Mechel Fund stopped all operations after cancellation by the Russian regulator of its license for the activity on pension and pension insurance. In the second half of 2016, the Group voluntary started to make settlements to new coming pensioners until the new pension fund would be selected by the Group.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

As of December 31, 2016, there were 50,369 active participants under the defined benefit pension plans and other long-term benefit plans and 39,551 pensioners receiving monthly pensions or other regular financial support from these plans. As of December 31, 2015 and January 1, 2015, the related figures were 54,866 and 56,508 of active participants under the defined benefit pension plans and other long-term benefits and 39,201 and 40,574 pensioners receiving monthly pensions or other regular financial support from these plans, respectively. The majority of employees at the Group’s major subsidiaries belong to the trade unions.

Actuarial valuation of pension and other post-employment and postretirement benefits for the major subsidiaries was performed in February 2017, with the measurement date of December 31, 2016. Members’ census data as of that date was collected for all relevant business units of the Group.

Pension obligations and expenses determined by the Group are supported by an independent qualified actuary in accordance with the “Projected Unit Credit method” of calculation of actuarial present value of future liabilities.

As of December 31, 2016 the amount of pension obligations includes defined benefit obligations in the amount of RUB 3,640 million and other long-term benefits obligation in the amount of RUB 805 million (RUB 4,075 million and 791 million as of December 31, 2015, respectively).

Changes in the present value of the defined benefit obligations and other long-term benefits and fair value of plan assets for 2014 were as follows:

	Pension obligation	Fair value of plan assets	Benefit liability
January 1, 2014	(4,353)	183	(4,170)

Current service cost	(148)	—	(148)
Net interest expense	(315)	13	(302)
Curtailment / settlement loss	58	—	58
Past service cost	96	—	96

Sub-total included in profit or loss	(309)	13	(296)

Benefit paid	251	(16)	235
Business combinations	(17)	—	(17)

Exchange difference	(370)	96	(274)
Actuarial changes arising from changes in demographic assumptions	(285)	—	(285)
Actuarial changes arising from changes in financial assumptions	229	—	229
Experience adjustments	55	—	55

Sub-total included in OCI	(371)	96	(275)

Contributions by employer	—	6	6

December 31, 2014	(4,799)	282	(4,517)

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

Changes in the present value of the defined benefit obligations and other long-term benefits and fair value of plan assets for 2015 were as follows:

	Pension obligation	Fair value of plan assets	Benefit liability
January 1, 2015	(4,799)	282	(4,517)

Current service cost	(167)	—	(167)
Net interest expense	(418)	5	(413)
Curtailment / settlement gain	142	—	142
Past service cost	(25)	—	(25)

Sub-total included in profit or loss	(468)	5	(463)

Benefit paid	432	(21)	411

Exchange difference	(155)	45	(110)
Actuarial changes arising from changes in demographic assumptions	116	—	116
Actuarial changes arising from changes in financial assumptions	(119)	—	(119)
Experience adjustments	(191)	—	(191)

Sub-total included in OCI	(349)	45	(304)

Contributions by employer	—	7	7

December 31, 2015	(5,184)	318	(4,866)

Changes in the present value of the pension obligations and other long-term benefits and fair value of plan assets for 2016 were as follows:

	Pension obligation	Fair value of plan assets	Benefit liability
December 31, 2015	(5,184)	318	(4,866)

Current service cost	(149)	—	(149)
Net interest expense	(381)	13	(368)
Curtailment / settlement gain	272	—	272
Remeasurement of pension obligations	53	—	53
Past service cost	(5)	—	(5)

Sub-total included in profit or loss	(210)	13	(197)

Benefit paid	357	(16)	341

Exchange difference	363	(63)	300
Actuarial changes arising from changes in demographic assumptions	80	—	80
Actuarial changes arising from changes in financial assumptions	(397)	—	(397)
Experience adjustments	294	—	294

Sub-total included in OCI	340	(63)	277

December 31, 2016	(4,697)	252	(4,445)

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

Amounts of the pension obligations recognized in the consolidated statement of the financial position were as follows:

	December 31, 2016	December 31, 2015
Current liabilities	(944)	(1,120)
Non-current liabilities	(3,501)	(3,746)

Total net pension obligations	(4,445)	(4,866)

The plan asset allocation of the investment portfolio was as follows as of December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Debt instruments	142	179
Equity instruments	64	80
Cash and cash equivalents	23	29
Property	9	11
Other assets	14	19

Total plan assets	252	318

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

Staff reduction, curtailments and amendments of benefit programs at several entities lead to appropriate curtailment gains and past service costs in reporting periods. Most of the Group’s entities have a practice of lump-sum financial support to former employees, so the risk of human longevity is less significant than in the case of life-long benefits. This risk is controlled by using rather conservative life expectancy tables. The risk of a significant fluctuation in interest rates is offset by rather conservative actuarial assumptions in respect of discount rates. The Group does not identify the unusual, specific business plan or risk, as well as any significant risk concentrations. The Group performs sensitivity analysis calculating the whole defined benefit obligation and other long-term benefits obligation in different actuarial assumptions and comparing the results. There are no changes from the previous period in the methods and assumptions used in preparing the sensitivity analyses. The weighted average duration of the defined benefit obligation and other long-term benefits obligation is about 6 years at both reporting dates.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

The key actuarial assumptions used to determine benefit obligations were as follows as of December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Discount rate
Russian entities	8.5%	9.70%
German entities	1.50%	1.93%
		varying from
Ukrainian entity	11.10%	9.6% to 8%
Austrian entities	1.50%	2.0%
Inflation rates
Russian entities	5.00%	5.80%
Ukrainian entity	8.60%	7.60%
Expected return on plan assets
Austrian entities	4.70%	1.74%
Rate of compensation increase
Russian entities	6.00%	7.10%
German entities	4.00%	4.00%
Ukrainian entity	11.60%	10.60%
Austrian entities	2.25%	2.25%

The results of sensitivity analysis of pension benefit obligation for the Russian and Ukrainian entities as of December 31, 2016 and 2015 are presented below:

	2016	2015
Discount rate
1% increase	-7.73%	-6.98%
1% decrease	9.13%	6.20%
Inflation rate
1% increase	5.93%	3.40%
1% decrease	-5.00%	-4.65%
Rate of compensation increase
1% increase	2.76%	2.18%
1% decrease	-2.51%	-4.09%
Turnover rate
3% increase	-5.20%	-4.65%
3% decrease	7.07%	4.27%

The results of sensitivity analysis of pension benefit obligation for Austrian entities as of December 31, 2016 and 2015 are presented below:

	2016	2015
Discount rate
1% increase	-10.10%	-9.90%
1% decrease	12.20%	11.90%

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

The results of sensitivity analysis of pension benefit obligation for German entities as of December 31, 2016 and 2015 are presented below:

	2016	2015
Discount rate
1% increase	-12.00%	-12.00%
1% decrease	18.00%	18.00%

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the defined benefit obligation and other long-term benefits obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period. The sensitivity analyses are based on a change in a significant assumption, keeping all other assumptions constant. The sensitivity analysis may not be representative of an actual change in the defined benefit obligation and other long-term benefits obligation as it is unlikely that changes in assumptions would occur in isolation of one another. The same method has been applied for the sensitivity analysis as when calculation the recognised pension liability.

The following payments are expected contributions to the defined benefit plan and other long-term benefits in the future years:

December 31, 2016
Within the next 12 months (next annual reporting period)	944
Between 2 and 5 years	1,413
Between 5 and 10 years	1,376
Beyond 10 years	510

Total expected payments	4,243

24.	Taxes and similar charges payable (Other than Income Tax)

	December 31, 2016	December 31, 2015
VAT payable	4,274	2,364
Payroll taxes	3,029	3,622
Property tax	920	696
Land lease	342	478
Mineral extraction tax	277	172
Land tax	223	557
Other	130	145

Total	9,195	8,034

25.	Issued capital and reserves

Common shares

The capital stock of Mechel PAO consists of 416,270,745 common shares, each with a nominal value of 10 Russian rubles, all of which are fully paid, issued and outstanding under the Russian law. The Group is authorized to issue an additional 81,698,341 common shares with a nominal value of 10 Russian rubles each.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

Preferred shares

On April 30, 2008 Mechel’s Extraordinary Shareholders’ Meeting adopted changes to its Charter, authorizing up to 138,756,915 preferred shares with a nominal value of 10 Russian rubles each (representing 25% of the Mechel PAO’s share capital). Under the Russian law and the Mechel PAO’s Charter, these stocks are non-cumulative and have no voting rights, except cases, stipulated by the law, including, dividends are not paid in the year. The dividend yield paid per one preferred share is also fixed by the Charter and amounts to 20% of the consolidated annual net profit of the Group under IFRS divided to 138,756,915 issued preferred stock.

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

Effective January 1, 2008, intercompany dividends may be subject to a withholding tax of 0% (if at the date of dividends declaration, the dividend-recipient Russian company held a controlling (over 50%) interest in the share capital of the company (Russian or foreign) of the dividend payer for a period over one year and the residence of the dividend distribution foreign company is not included into the Ministry of Finance offshore list. Herewith 0% tax rate is not applicable to the income received by foreign entities that are recognized as Russian residents in accordance with the Russian Tax Code.

On June 30, 2016, one of the Group’s subsidiaries declared a dividend of RUB 2,525 thousand and Mechel declared a dividend of RUB 4,163 thousand to the holders of preferred shares for 2015. The dividends declared for 2015 were partially paid to the shareholders during the year ended December 31, 2016 in the amount of RUB 4,799 thousand.

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

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

Earnings (loss) per share (EPS)

Basic EPS is calculated by dividing the profit (loss) for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

	2016	2015	2014
Net profit (loss) from continuing operations	9,258	(115,450)	(122,265)
Less: net income (loss) from continuing operations attributable to non-controlling interests	1,771	458	(1,564)

Net income (loss) attributable to ordinary equity holders from continuing operations	7,487	(115,908)	(120,701)

Net (loss) income from discontinued operations	(426)	822	(11,702)
Less: net income from discontinued operations attributable to non-controlling interests	(65)	77	301

Net profit (loss) attributable to ordinary equity holders from discontinued operations	(361)	745	(12,003)

Profit (loss) attributable to ordinary equity holders	7,126	(115,163)	(132,704)

There were no dilutive securities issued as of December 31, 2016, 2015 and 2014.

	2016	2015	2014
Profit (loss) per share total (Russian rubles per share), including:	17.12	(276.65)	(318.79)
— from continuing operations (Russian rubles per share)	17.99	(278.44)	(289.96)
— from discontinued operations (Russian rubles per share)	(0.87)	1.79	(28.83)

26.	Other income/expenses

26.1	Administrative and other operating expenses

General, administrative and other operating expenses are comprised of the following:

	2016	2015	2014
Wages, salaries and social security costs	10,267	8,287	7,637
Office expenses	1,397	1,333	1,274
Pension costs	1,387	1,095	885
Depreciation	716	690	1,033
Audit and consulting services	569	570	625
Fines and penalties related to business contracts	487	236	275
Social expenses	452	387	444
Consumables	411	437	432
Banking charges and services	268	168	222
Rent	259	259	242
Business trips	136	165	154
Write off of accounts receivable	113	247	185
Provision for legal claims, net	59	996	656
Loss from disposal of property, plant and equipment	57	806	524
Other	2,213	1,624	1,727

Total	18,791	17,300	16,315

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

26.2	Employee benefits expense

Employee benefits expenses are comprised of the following:

	2016	2015	2014
Included in cost of sales
Wages and salaries	19,806	19,867	20,083
Social security costs	5,909	6,181	6,331
Post-employment benefits	126	157	146

Included in selling and distribution expenses
Wages and salaries	4,029	3,966	3,928
Social security costs	1,015	1,024	863
Post-employment benefits	—	—	1

Included in administrative and other operating expenses
Wages and salaries	9,510	7,631	6,976
Social security costs	2,144	1,751	1,546

Total	42,539	40,577	39,874

26.3	Other operating income

Other operating income is comprised of the following:

	2016	2015	2014
Curtailment and remeasurement of pension obligations	392	142	58
Revision in estimated cash flows of rehabilitation provision	375	47	236
Gain on fines and penalties related to business contracts	248	—	—
Gain from sales of scrap materials	190	184	20
Insurance compensation	153	—	—
Other operating income	495	—	557

Total	1,853	373	871

Revision in estimated cash flows of rehabilitation provision relates to changes in the discount rate, in the planned volumes of works, change in costs of rehabilitation expenses and other reasons.

In 2016, the Group recognized curtailment gain on cancellation of the certain pension programs for workers of Yakutugol, Mechel-Remservice OOO. In 2015, the Group recognised curtailment gain on DEMP pension obligations due to mass layoffs of employees and decrease in salaries conditioned by the situation in Ukraine. In 2014, the Group recorded effect of defined benefits plans amendments at BMP and SKCC.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

26.4	Finance income

Finance income is comprised of the following:

	2016	2015	2014
Waiving of fines and penalties on loans and finance leases	992	—	—
Interest income from investments	177	134	98
Income from the discounting of financial instruments	7	49	9

Total	1,176	183	107

Waiving of fines and penalties on loans and finance leases were recognised due to the debt restructuring primarily with Sberbank.

26.5	Finance costs

Finance costs are comprised of the following:

	2016	2015	2014
Interest on loans and borrowings	(44,164)	(38,664)	(23,758)
Fines and penalties on overdue loans and borrowing payments and overdue interest payments	(5,538)	(18,525)	(1,516)
Finance charges payable under finance leases	(1,500)	(1,673)	(1,816)
Fines and penalties on overdue finance leases	(475)	(642)	(313)

Total finance costs related to loans, borrowings and finance leases	(51,677)	(59,504)	(27,403)
Interest expenses under pension liabilities	(368)	(400)	(297)
Expenses related to discounting of financial instruments	(1,956)	(175)	(154)
Unwinding of discount on provisions	(239)	(373)	(256)

Total	(54,240)	(60,452)	(28,110)

The interest on loans and borrowings includes fines and penalties on overdue loans and borrowing payments and overdue interest payments of RUB 5,538 million, RUB 18,525 million and RUB 1,516 million for 2016, 2015 and 2014, respectively. The finance charges payable under finance leases includes fines and penalties on overdue finance lease payments of RUB 475 million, RUB 642 million and RUB 313 million for 2016, 2015 and 2014, respectively. Expenses related to discounting of financial instruments include changes in the measurement of the non-current obligation related to put-option granted on non-controlling interests in the amount of RUB 1,898 million (2015: nil) (Note 6 and Note 10.4).

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

26.6	Other income and other expenses

Other income is comprised of the following:

	2016	2015	2014
Gain on final settlements from subsidiaries’ disposal occurred in previous years	194	—	—
Royalties associated with Bluestone disposal	121	—	—
Gain on accounts payable with expired legal term	115	222	37
Dividends received	3	8	—
Gain on sale of investments in equity securities	—	—	483
Gain on sales and purchases of foreign currencies	—	—	143
Other income	165	112	1

Total	598	342	664

Other expenses are comprised of the following:

	2016	2015	2014
VEB commissions write off	(1,411)	—	—
Provision on non-recoverable advances to pension funds	(408)	—	—
Loss on sales and purchases of foreign currencies	(130)	(273)	—
Loss on sale of investments in equity securities	(8)	—	—
Loss from disposal of subsidiaries	—	(19)	(89)
Loss on securities repurchase agreement	—	—	(1,297)
Other expenses	(46)	(55)	(100)

Total	(2,003)	(347)	(1,486)

In 2014, the Group recognised a loss of RUB 1,297 million related to the failure of counterparty to a securities repurchase agreement to return certain securities to the Group.

Gain (loss) on sale of investments occurred as a result of disposal of investments in equity securities to third parties in 2014-2016. Gain on accounts payable with expired legal term constitutes gain on the write-off of payable amounts that were written-off due to legal liquidation of the creditors or expiration of the statute of limitation.

27.	Segment information

The Group’s operations are presented in three business segments as follows:

•	Steel segment, comprising production and sales of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products, value-added downstream metal products, including forgings, stampings, hardware, rails, balks and ferrosilicon;

•	Mining segment, comprising production and sales of coal (coking and steam) and middlings, coke and chemical products, and iron ore, which supplies raw materials to the Steel and Power segments and also sells substantial amounts of raw materials to third parties;

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

•	Power segment, comprising generation and sales of electricity and heat power, which supplies electricity and heat power to the Steel and Mining segments and also sells a portion of electricity and heat power to third parties.

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

Year ended December 31, 2016	Mining	Steel	Power	Adjustments and eliminations	Consolidated
Revenues from external customers	89,647	161,639	24,723	—	276,009
Inter-segment revenues	31,907	7,254	15,903	(55,064)	—
Gross profit	76,515	42,148	11,578	(554)	129,687
Gross margin, %	62.9	25.0	28.5	—	47.0
Depreciation and depletion	(7,912)	(5,435)	(367)	—	(13,714)
Loss on write-off of property, plant and equipment	(863)	(1,089)	(1)	—	(1,953)
Impairment of goodwill and non-current assets	(1,336)	(3,866)	—	—	(5,202)
Operating profit	31,012	11,531	701	(554)	42,690
Loss from associates	(17)	—	—	—	(17)
Finance income	1,082	93	1	—	1,176
Intersegment finance income	1,401	2,141	53	(3,595)	—
Finance cost	(37,615)	(16,015)	(610)	—	(54,240)
Intersegment finance cost	(1,731)	(1,396)	(468)	3,595	—
Loss after tax for the year from discontinued operations, net	—	(406)	(20)	—	(426)
Profit (loss) for the year	2,309	7,455	(378)	(554)	8,832
Segment assets	210,028	104,550	10,887	—	325,465
Segment liabilities	375,938	191,058	11,057	—	578,053
Investments in associates	265	—	—	—	265
Goodwill	14,367	580	3,408	—	18,355
Capital expenditures	(3,958)	(1,206)	(360)	—	(5,524)
Income tax (expense) benefit	(5,019)	265	(139)	—	(4,893)

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

Year ended December 31, 2015	Mining	Steel	Power	Adjustments and eliminations	Consolidated
Revenues from external customers	80,632	146,032	26,477	—	253,141
Inter-segment revenues	28,091	6,972	14,990	(50,053)	—
Gross profit	57,442	33,395	11,288	(318)	101,807
Gross margin, %	52.8	21.8	27.2	—	40.2
Depreciation and depletion	(9,106)	(4,651)	(328)	—	(14,085)
Loss on write-off of property, plant and equipment	(199)	(492)	—	—	(691)
Impairment of goodwill and non-current assets	—	(16)	(1,444)	—	(1,460)
Operating profit	16,004	8,527	39	(318)	24,252
Finance income	142	38	3	—	183
Intersegment finance income	887	307	53	(1,247)	—
Finance cost	(33,656)	(24,767)	(2,029)	—	(60,452)
Intersegment finance cost	(225)	(878)	(144)	1,247	—
Profit (loss) after tax for the year from discontinued operations, net	764	87	(29)	—	822
Loss for the year	(71,563)	(40,626)	(2,121)	(318)	(114,628)
Segment assets	217,393	113,985	10,694	—	342,072
Segment liabilities	375,153	216,771	12,002	—	603,926
Investments in associates	284	—	—	—	284
Goodwill	14,367	3,603	3,408	—	21,378
Capital expenditures	(4,971)	(520)	(486)	—	(5,977)
Income tax (expense) benefit	(5,630)	(2,795)	103	—	(8,322)

Year ended December 31, 2014	Mining	Steel	Power	Adjustments and eliminations	Consolidated
Revenues from external customers	79,509	138,660	25,823	—	243,992
Inter-segment revenues	21,049	8,207	13,731	(42,987)	—
Gross profit	49,123	31,382	10,339	91	90,935
Gross margin, %	48.9	21.4	26.1	—	37.3
Depreciation and depletion	(8,747)	(5,391)	(291)	—	(14,429)
Loss on write-off of property, plant and equipment	(309)	(242)	(110)	—	(661)
Impairment of goodwill and non-current assets	19	(8,015)	—	—	(7,996)
Operating profit (loss)	1,718	(1,318)	416	91	907
Income (loss) from associates	14	(7)	—	—	7
Finance income	74	32	1	—	107
Intersegment finance income	704	358	46	(1,108)	—
Finance cost	(14,852)	(12,296)	(962)	—	(28,110)
Intersegment finance cost	(183)	(679)	(246)	1,108	—
Profit (loss) after tax for the year from discontinued operations, net	(13,141)	1,468	(29)	—	(11,702)
Loss for the year	(87,758)	(45,765)	(535)	91	(133,967)
Capital expenditures	(13,117)	(3,089)	(300)	—	(16,506)
Income tax benefit	8,435	374	13	—	8,822

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

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

	2016	2015	2014
Domestic
Russia	164,361	146,701	141,096
Other	22,252	20,817	19,488

Total	186,613	167,518	160,584
Export	89,396	85,623	83,408

Total revenue	276,009	253,141	243,992

Allocation of total revenue by country is based on the location of the customer. The Group’s total revenues from external customers by geographic area were as follows:

	2016	2015	2014
Russia	164,412	146,754	141,179
Asia	54,114	40,119	41,177
Europe	34,126	39,019	34,233
CIS	18,630	20,231	21,837
Middle East	1,536	4,222	3,596
USA	707	581	531
Other regions	2,484	2,215	1,439

Total	276,009	253,141	243,992

The majority of the Group’s non-current assets are located in Russia. The carrying amounts of property, plant and equipment pertaining to the Group’s major operations were as follows:

	December 31, 2016	December 31, 2015
Russia	238,175	250,868
Germany	1,415	2,051
Austria	581	780
Czech Republic	206	285
Romania	40	266
Other	35	111

Total	240,452	254,361

Because of the significant number of customers, there are no individual external customers that generate sales greater than 10% of the Group’s consolidated total revenue.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

The following table presents the breakdown of the Group’s revenues from external customers by major products:

	2016	2015	2014
Mining segment
Coal and middlings	75,258	64,186	62,385
Coke and chemical products	11,330	11,756	10,849
Iron ore concentrate	126	1,844	4,011
Other	2,933	2,846	2,264

Total	89,647	80,632	79,509

Steel segment
Long steel products	89,575	73,853	71,064
Hardware	24,580	23,443	22,396
Flat steel products	18,230	17,490	14,646
Forgings and stampings	11,652	12,166	11,843
Semi-finished steel products	3,434	5,027	2,834
Ferrosilicon	3,368	3,528	2,713
Steel pipes	3,286	3,308	3,391
Other	7,514	7,217	9,773

Total	161,639	146,032	138,660

Power segment
Electricity	22,527	24,524	23,628
Other	2,196	1,953	2,195

Total	24,723	26,477	25,823

Total revenue	276,009	253,141	243,992

28.	Commitments and contingencies

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

As of December 31, 2016 and 2015, the total Group’s contractual commitments to acquire property, plant and equipment amounted to RUB 21,932 million and RUB 23,231 million, respectively. Included in the commitments related to acquisition of property, plant and equipment are amounts arising from various purchase agreements in respect of railway and related infrastructure facilities construction for the Elga project. The total amount of remaining commitments under the construction contracts as of December 31, 2016 and 2015 is equal to RUB 17,783 million and RUB 19,890 million, respectively.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

Operating lease commitments

The Group has entered into operating property and land leases with lease terms between 2016 and 2064. Property and land lease expenses amounted to RUB 1,829 million and RUB 1,792 million for the years ended December 31, 2016 and 2015, respectively. Future minimum rentals payable under non-cancellable operating leases as of December 31, 2016 are, as follows:

December 31,2016
Within one year	1,870
After one year but not more than five years	7,396
More than five years	54,595

Total rental payable	63,861

The Group does not sublease the property leased under operating lease agreements.

Finance lease commitments

The Group has finance leases for various items of plant and machinery. The Group’s obligations under finance leases are not secured. Future minimum lease payments under finance leases together with the present value of the net minimum lease payments were as follows:

	Minimum payments		Present value of payments
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Payable in 1 year	12,312	17,004	10,175	13,507
Payable in 2 years	280	360	225	304
Payable in 3 years	106	169	74	157
Payable in 4 years	83	19	64	19
Payable in 5 years and thereafter	61	1	58	1

Total minimum lease payment	12,842	17,553	10,596	13,988
Less amounts representing finance charges	(2,246)	(3,565)	—	—

Present value of finance lease liabilities	10,596	13,988	10,596	13,988

Current portion of finance lease liabilities			10,175	13,507
Non-current portion of finance lease liabilities			421	481

The discount rate used for the calculation of the present value of minimum lease payments equals the implicit rate for the lessor and varies on different groups of equipment from 10.4% p.a. to 11.4% p.a. (U.S. dollar-denominated contracts), from 5.7% p.a. to 16.4% p.a. (euro-denominated contracts) and from 6.2% p.a. to 15.3% p.a. (Russian ruble-denominated contracts). Interest expense charged to the consolidated statements of profit (loss) and other comprehensive income (loss) in 2016 and 2015 amounted to RUB 1,500 million and RUB 1,673 million, respectively.

The Group’s finance lease contracts contain a number of covenants and restrictions, which include, but are not limited to, compliance with payment schedule and certain cross-default provisions. As of December 31, 2016 and 2015, the Group was not in compliance with all major Group’s restrictive covenants. There was also a breach

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

of restrictive covenants on overdue principal amount of RUB 417 million and RUB 3,523 million as of December 31, 2016 and 2015, respectively. As a result, the long-term finance lease liability of RUB 6,903 million and RUB 7,748 million was reclassified to short-term finance lease liabilities due to covenant violations as of December 31, 2016 and 2015, respectively.

The total amount of commitments under the signed lease contracts as of December 31, 2016 and 2015 is equal to RUB 103 million and nil, respectively.

Contingencies

Legal claim contingency

The Group’s business activities expose it to a variety of lawsuits and claims which are monitored, assessed and contested on the ongoing basis. Where management believes that a lawsuit or another claim would result in the outflow of the economic benefits for the Group, a best estimate of such outflow is included in provisions in the consolidated financial statements (Note 22).

As of December 31, 2016, the management assesses the outflow as possible for the claims of Minmetals Engineering Co. Ltd to the Group. Minmetals Engineering Co. Ltd sued CMP for work performed of $143,023 thousand (RUB 8,675 million at exchange rate as of December 31, 2016). CMP issued a claim to Minmetals Engineering Co. Ltd in the amount of $57,568 thousand (RUB 3,492 million at exchange rate as of December 31, 2016) and 4,189 thousand euro (RUB 267 million at exchange rate as of December 31, 2016). The amount of an outflow of resources embodying economic benefits for this claim cannot be measured reliably.

Guarantees

As of December 31, 2016, the Group guaranteed the fulfillment of obligations to third parties for the total amount of RUB 56 million. These guarantees are given by the Group under promissory notes, which were transferred by endorsement.

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

The Group estimated the total amount of capital investments to address environmental concerns at its various subsidiaries at RUB 647 million and RUB 644 million as of December 31, 2016 and 2015, respectively. These amounts are not accrued in the consolidated financial statements until actual capital investments are made.

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

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

In the event that a taxpayer submits a revised tax declaration in which the stated amount of tax is less than the amount previously declared, tax audit of a taxpayer may be performed, but only with the respect to the changes in the tax declaration.

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

The Russian transfer pricing legislation, which came into force on January 1, 2012, allows the Russian tax authority to apply transfer pricing adjustments and impose additional profits tax liabilities in respect of all “controlled” transactions if the transaction price differs from the market level of prices. The list of “controlled” transactions includes transactions performed with related parties and certain types of cross-border transactions. For domestic transactions the transfer pricing rules apply only if the amount of all transaction with related party exceeds RUB 1,000 million since 2014.

The tax audit on controlled transactions made in 2013 should have been commenced on or before December 31, 2015. In order to support the level of prices applied for the “controlled” transactions the Group should provide an evidence that prices of “controlled” transactions are based on market prices and to prepare the reports for submission to the Russian tax authorities. Otherwise, the Russian tax authorities have the right to challenge the prices determined by the Group for such transactions, and have the right to charge additional taxes, penalties and fines (tax liabilities).

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

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

The Group believes that it uses the market prices in “controlled” transactions and does not expect any claims of tax authorities related to the prices used in such transactions. However, due to the uncertainty and limited practice of the Russian legislation in the area of transfer pricing relevant tax claims may be raised which effect is currently impossible to estimate.

In addition, in November 2014, the legislation of the Russian Federation has been significantly revised in order to prevent the misuse of low-tax jurisdictions for tax avoidance in the Russian Federation. Changes in the legislation set out the rules for the taxation of income of a foreign organization recognized as a controlled foreign corporation. The foreign organization is recognized as a controlled foreign corporation, if it is not a tax resident of the Russian Federation and the share of the controlling Russian entities or individuals in the organization is more than 25%. The transition period provides for a gradual reduction in the amount of non-taxable income of the controlled corporation RUB 50 million, RUB 30 million and RUB 10 million for 2015, 2016, 2017 and further respectively. Russian tax law also provides for certain conditions, under which the income of controlled corporations qualifies as tax exempt. Starting 2016 the taxable income of the controlling party is increased by the undistributed profits of the controlled foreign corporation earned in the financial year ended prior to the reporting year provided that the financial year started on or after January 1, 2015.

Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, the Group has accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. In accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Asser, the Group recorded RUB 760 million and RUB 480 million of other tax claims that management believes are probable, as of December 31, 2016 and 2015, respectively. In addition, income tax accrual was made under IAS 12 Income Taxes (Note 20). The Group does not believe that any other material tax matters exist relating to the Group, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be materially misstated or misleading as of December 31, 2016.

Possible tax liabilities on taxes other than income tax, which were identified by management as those that can be subject to different interpretations of the tax law and regulations are not accrued in the consolidated financial statements. The amount of such liabilities was RUB 976 million and nil as of December 31, 2016 and 2015, respectively.

29.	Events after the reporting period

The Group evaluated subsequent events for these consolidated financial statements through the date when the financial statements were issued, April 26, 2017.

Call option agreement for preferred shares of the Group

As a part of the restructuring requirement, in January 2017, the Group signed a call option agreement with “VTB CAPITAL PLC” (the Buyer) providing the Buyer with an option to acquire a 5% stake (6,937,846 preferred shares) of the preferred shares of the Group. In accordance with this agreement, the Group is obliged to exercise the option between April 1, 2017 to December 31, 2020 in one of the following ways: sell to the Buyer 5% of preferred shares of the Group at a price of 47.3682 rubles per share or to pay cash to the Buyer in the amount calculated as a difference between the weighted average market value of preferred shares for the last six months from the date of the call from the Buyer and the price of 47.3682 rubles per share or combination of these two option. Until the execution of the call option 6,937,846 preferred shares are pledged. In April 2017, VTB notified that the bank wants to exercise the option, but the Group has requested to extend the start day of the option period by 1 (one) year till April 1, 2018. Negotiations on amending the terms of the option are ongoing.

MECHEL PAO

Notes to the consolidated financial statements for the year ended December 31, 2016

(All amounts are in millions of Russian rubles, unless stated otherwise)

Confirmation of restructuring terms with the Russian state banks

In April 2017, the Group’s major lenders — Gazprombank, VTB and Sberbank — confirmed the restructuring terms under the relevant credit facilities including an extension of the repayment grace period until 2020 and the final maturity until 2022 and annual interest rate at the level of the key rate of the Central Bank of Russia plus 1.5% for ruble-denominated credit facilities and 3M LIBOR + 7% for U.S. dollar-denominated credit facilities.