Form 20-F
period 2017-12-31
Mechel PAO
filed 2018-04-05
CIK 1302362

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

416,270,745 common shares, of which 70,756,548 shares are in the form of common ADSs as of March 31, 2018

138,756,915 preferred shares (including 55,502,766 shares held by Skyblock Limited, a wholly-owned subsidiary of Mechel), of which 9,768,117 shares are in the form of preferred ADSs as of March 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

The presentation currency of our consolidated financial statements is the Russian ruble. Before transition to IFRS, U.S. dollar was the presentation currency of our consolidated financial statements prepared under U.S. GAAP. The reason of adopting the Russian ruble as the presentation currency in the consolidated financial statements under IFRS is to allow a greater transparency of our financial and operating performance as it more closely reflects the profile of our revenue and operating income that are mostly generated in Russian rubles.

References to “Russian rubles,” “rubles” or “RUB” are to the currency of the Russian Federation, references to “U.S. dollars,” “$” or “USD” are to the currency of the United States and references to “euro,” “€” or “EUR” are to the currency of the member states of the European Union that participate in the Economic and Monetary Union.

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

“CIS” means the Commonwealth of Independent States.

The following table sets forth by business activity the official names and location of our key subsidiaries and their names as used in this document:

Name as Used in This Document	Official Name	Location
Mining
Mechel Mining	Mechel Mining AO(1)	Russia, Moscow
Southern Kuzbass Coal Company	Southern Kuzbass Coal Company PAO(1)	Russia, Kemerovo region
Yakutugol	Yakutugol Joint-Stock Holding Company(1)	Russia, Sakha Republic
Elgaugol	Elgaugol OOO	Russia, Sakha Republic
Korshunov Mining Plant	Korshunov Mining Plant PAO(1)	Russia, Irkutsk region
Moscow Coke and Gas Plant	Moscow Coke and Gas Plant JSC(1)	Russia, Moscow region
Mechel Coke	Mechel Coke OOO	Russia, Chelyabinsk region
Port Posiet	Port Posiet JSC(1)	Russia, Primorsky Krai
Port Temryuk	Port Mechel Temryuk OOO	Russia, Krasnodar Krai

Steel
Chelyabinsk Metallurgical Plant	Chelyabinsk Metallurgical Plant PAO(1)	Russia, Chelyabinsk region
Izhstal	Izhstal PAO(1)	Russia, Republic of Udmurtia
Urals Stampings Plant	Urals Stampings Plant PAO(1)	Russia, Chelyabinsk region
Beloretsk Metallurgical Plant	Beloretsk Metallurgical Plant AO(1)	Russia, Republic of Bashkortostan
Vyartsilya Metal Products Plant	Vyartsilya Metal Products Plant AO(1)	Russia, Republic of Karelia
Mechel Nemunas	Mechel Nemunas UAB	Lithuania
Bratsk Ferroalloy Plant	Bratsk Ferroalloy Plant OOO	Russia, Irkutsk region
Port Kambarka	Port Kambarka AO(1)	Russia, Republic of Udmurtia

Power
Southern Kuzbass Power Plant	Southern Kuzbass Power Plant PAO(1)	Russia, Kemerovo region
Kuzbass Power Sales Company	Kuzbass Power Sales Company PAO(1)	Russia, Kemerovo region
Mechel Energo	Mechel Energo OOO	Russia, Chelyabinsk region

Marketing and Distribution
Mechel Carbon	Mechel Carbon AG	Switzerland, Baar
Mechel Service Global	Mechel Service Global B.V.	Netherlands
Mechel Service	Mechel Service OOO	Russia, Moscow

Other
Mecheltrans	Mecheltrans OOO	Russia, Moscow

(1)	The legal organizational form of our Russian subsidiaries and Mechel has been changed in accordance with the current legislation of the Russian Federation.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The financial data set forth below as of December 31, 2017, 2016, 2015 and 2014, and for the years then ended, have been derived from our consolidated financial statements. Our reporting currency is the Russian ruble and we prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”).

The consolidated financial statements for the year ended December 31, 2015 were the first we had prepared in accordance with IFRS. The date of transition to IFRS was January 1, 2014. For periods up to and including the year ended December 31, 2014, we prepared our consolidated financial statements in accordance with U.S. GAAP. Accordingly, we have prepared consolidated financial statements that comply with IFRS applicable as of December 31, 2017, together with the comparative periods data for the years ended December 31, 2016 and 2015.

Pursuant to the transitional relief granted by the U.S. SEC in respect of the first-time adoption of IFRS, we have only provided financial data for three fiscal years ended December 31, 2016 in the previously filed annual report for the year ended December 31, 2016 as presented under IFRS, we have provided selected financial data for four fiscal years ended December 31, 2017 herein.

The selected financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included in this annual report.

	Year Ended December 31,
	2017	2016	2015	2014
	(In millions of Russian rubles, unless stated otherwise)
Consolidated statement of profit (loss) and other comprehensive income (loss) data:
Revenue	299,113	276,009	253,141	243,992
Cost of sales	(160,356)	(146,322)	(151,334)	(153,057)

Gross profit	138,757	129,687	101,807	90,935
Total selling, distribution and operating income and (expenses), net	(81,590)	(86,997)	(77,555)	(90,028)

Operating profit	57,167	42,690	24,252	907
Total other income and (expense), net	(41,447)	(28,539)	(131,380)	(131,994)
Profit (loss) before tax from continuing operations	15,720	14,151	(107,128)	(131,087)
Income tax (expense) benefit	(3,150)	(4,893)	(8,322)	8,822
Profit (loss) for the year from continuing operations	12,570	9,258	(115,450)	(122,265)
(Loss) profit after tax for the year from discontinued operations, net	—	(426)	822	(11,702)
Profit (loss) for the year	12,570	8,832	(114,628)	(133,967)
Less: profit (loss) attributable to non-controlling interests	1,013	1,706	535	(1,263)

Profit (loss) attributable to equity shareholders of Mechel PAO	11,557	7,126	(115,163)	(132,704)

Profit (loss) for the year	12,570	8,832	(114,628)	(133,967)
Exchange differences on translation of foreign operations	313	431	287	1,168

Net (loss) gain on available for sale financial assets	—	(1)	8	2
Re-measurement of defined benefit plans	145	(23)	(194)	(127)
Total comprehensive income (loss) for the year, net of tax	13,028	9,239	(114,527)	(132,924)
Total comprehensive income (loss) attributable to non-controlling interests	1,016	1,710	537	(1,249)

Total comprehensive income (loss) attributable to equity shareholders of Mechel PAO	12,012	7,529	(115,064)	(131,675)

Earnings (loss) per share from continuing operations (Russian rubles per share), basic and diluted	28	18	(278)	(290)

(Loss) earnings per share from discontinued operations (Russian rubles per share)	—	(1)	2	(29)

Basic and diluted, profit (loss) for the year attributable to common equity shareholders of Mechel PAO	28	17	(277)	(319)

	Year Ended December 31,
	2017	2016	2015	2014
	(In millions of Russian rubles, unless stated otherwise)
Cash dividends declared per common share (Russian rubles per share)	—	—	—	—

Cash dividends declared per preferred share (Russian rubles per share)	—	10.28	0.05	0.05

Weighted average number of common shares	416,270,745	416,270,745	416,270,745	416,270,745
Mining segment statement of profit (loss) data(1):
Revenue	142,416	121,555	108,723	100,558
Cost of sales	(48,952)	(45,040)	(51,280)	(51,435)

Gross profit	93,464	76,515	57,442	49,123
Total selling, distribution and operating income and (expenses), net	(45,273)	(45,503)	(41,437)	(47,405)

Operating profit	48,191	31,012	16,005	1,718

Steel segment statement of profit (loss) data(1):
Revenue	180,382	168,893	153,004	146,867
Cost of sales	(146,369)	(126,745)	(119,610)	(115,485)

Gross profit	34,013	42,148	33,394	31,382
Total selling, distribution and operating income and (expenses), net	(24,859)	(30,617)	(24,868)	(32,701)

Operating profit (loss)	9,154	11,531	8,526	(1,319)

Power segment statement of profit (loss) data(1):
Revenue	42,562	40,625	41,467	39,554
Cost of sales	(29,838)	(29,047)	(30,178)	(29,215)

Gross profit	12,724	11,578	11,289	10,339
Total selling, distribution and operating income and (expenses), net	(11,458)	(10,877)	(11,250)	(9,922)

Operating profit	1,266	701	39	417

Consolidated statement of financial position data (at period end):
Total assets	319,127	325,465	342,071	369,258
Equity attributable to equity shareholders of Mechel PAO	(253,066)	(260,274)	(267,803)	(154,666)
Equity attributable to non-controlling interests	8,933	7,687	5,948	8,253
Interest-bearing loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 41,992 million, RUB 38,594 million, RUB 47,475 million and RUB 14,615 million as of December 31, 2017, 2016, 2015 and 2014, respectively	422,533	434,165	491,674	386,518
Non-current interest-bearing loans and borrowings	17,360	11,644	4,308	9,346

	Year Ended December 31,
	2017	2016	2015	2014
	(In millions of Russian rubles, unless stated otherwise)
Consolidated statement of cash flows data:
Net cash provided by operating activities	63,282	53,207	38,867	43,013
Net cash used in investing activities	(7,138)	(4,969)	(5,218)	(14,494)
Net cash used in financing activities	(55,737)	(45,869)	(34,433)	(34,206)
Non-IFRS measures(2):
Consolidated Adjusted EBITDA	81,106	66,164	45,730	29,759
Mining Segment Adjusted EBITDA	61,425	41,884	26,831	13,359
Steel Segment Adjusted EBITDA	18,817	23,172	17,127	14,906
Power Segment Adjusted EBITDA	2,308	1,662	2,090	1,403

(1)	Segment revenues and cost of sales include intersegment sales.
(2)	Adjusted EBITDA represents profit (loss) attributable to equity shareholders of Mechel PAO before depreciation, depletion and amortization, foreign exchange (gain) loss, net, finance costs, including fines and penalties on overdue loans and borrowings and finance lease payments, finance income, net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of accounts receivable, provision (reversal of provision) for doubtful accounts, write-off of inventories to net realizable value, loss (profit) after tax for the year from discontinued operations, net, net result on the disposal of subsidiaries, profit (loss) attributable to non-controlling interests, income tax expense (benefit), pension service cost and actuarial loss, other related expenses, other fines and penalties, gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term, other one-off items.

Reconciliation of Adjusted EBITDA to profit (loss) attributable to equity shareholders of Mechel PAO is as follows for the periods indicated:

	Year Ended December 31,
	2017	2016	2015	2014
	(In millions of Russian rubles)
Consolidated Adjusted EBITDA reconciliation:
Profit (loss) attributable to equity shareholders of Mechel PAO	11,557	7,126	(115,163)	(132,704)
Add:
Depreciation, depletion and amortization	14,227	13,714	14,085	14,429
Foreign exchange (gain) loss, net	(4,237)	(25,947)	71,106	103,176
Finance costs, including fines and penalties on overdue loans and borrowings and finance lease payments	47,610	54,240	60,452	28,110
Finance income	(633)	(1,176)	(183)	(107)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of accounts receivable, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realizable value	7,334	8,447	4,772	12,710
Loss (profit) after tax for the year from discontinued operations, net	—	426	(932)	11,702
Net result on the disposal of subsidiaries	(470)	(194)	19	89
Profit (loss) attributable to non-controlling interests	1,013	1,706	535	(1,263)
Income tax expense (benefit)	3,150	4,893	8,322	(8,822)
Pension service cost and actuarial loss, other related expenses	(33)	(171)	50	(6)
Other fines and penalties	2,551	1,396	1,598	915
Gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term	(963)	(115)	(224)	(38)
Other one-off items	—	1,819	1,293	1,568

Consolidated Adjusted EBITDA	81,106	66,164	45,730	29,759

Mining Segment Adjusted EBITDA reconciliation:
Profit (loss) attributable to equity shareholders of Mechel PAO	18,188	1,797	(71,120)	(86,787)
Add:
Depreciation, depletion and amortization	7,979	7,912	9,106	8,747
Foreign exchange (gain) loss, net	(4,379)	(14,960)	49,872	70,553
Finance costs, including fines and penalties on overdue loans and borrowings and finance lease payments	34,546	39,345	33,880	15,045
Finance income	(1,810)	(2,482)	(1,030)	(777)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of accounts receivable, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realizable value	4,443	2,584	900	1,357
(Profit) loss after tax for the year from discontinued operations, net	—	—	(764)	13,141
Net result on the disposal of subsidiaries	(470)	—	—	—
Profit (loss) attributable to non-controlling interests	407	511	(444)	(971)
Income tax expense (benefit)	2,023	5,019	5,632	(8,435)
Pension service cost and actuarial loss, other related expenses	(58)	(198)	125	(5)
Other fines and penalties	941	556	707	755
Gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term	(385)	(19)	(33)	(2)
Other one-off items	—	1,819	—	741

Mining Segment Adjusted EBITDA	61,425	41,884	26,831	13,359

	Year Ended December 31,
	2017	2016	2015	2014
	(In millions of Russian rubles)
Steel Segment Adjusted EBITDA reconciliation:
(Loss) profit attributable to equity shareholders of Mechel PAO	(5,130)	6,399	(41,438)	(45,356)
Add:
Depreciation, depletion and amortization	5,800	5,435	4,650	5,391
Foreign exchange loss (gain), net	144	(10,904)	21,122	32,910
Finance costs, including fines and penalties on overdue loans and borrowings and finance lease payments	14,136	17,411	25,645	12,966
Finance income	(717)	(2,234)	(344)	(390)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of accounts receivable, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realizable value	2,406	5,389	2,122	10,658
Loss (profit) after tax for the year from discontinued operations, net	—	406	(168)	(1,468)
Net result on the disposal of subsidiaries	—	(194)	19	89
Profit (loss) attributable to non-controlling interests	417	1,056	812	(408)
Income tax expense (benefit)	800	(265)	2,794	(374)
Pension service cost and actuarial loss, other related expenses	22	26	(81)	(7)
Other fines and penalties	1,512	742	890	189
Gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term	(573)	(95)	(190)	(35)
Other one-off items	—	—	1,263	742

Steel Segment Adjusted EBITDA	18,817	23,172	17,127	14,906

Power Segment Adjusted EBITDA reconciliation:
Loss attributable to equity shareholders of Mechel PAO	(59)	(517)	(2,286)	(651)
Add:
Depreciation, depletion and amortization	448	367	329	291
Foreign exchange (gain) loss, net	(2)	(83)	111	(287)
Finance costs, including fines and penalties on overdue loans and borrowings and finance lease payments	880	1,078	2,173	1,208
Finance income	(57)	(54)	(55)	(48)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of accounts receivable, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realizable value	486	474	1,751	696
Loss (profit) after tax for the year from discontinued operations, net	—	20	—	29
Net result on the disposal of subsidiaries	—	—	—	—
Profit attributable to non-controlling interests	189	139	166	114
Income tax expense (benefit)	327	139	(103)	(13)
Pension service cost and actuarial loss, other related expenses	3	2	6	7
Other fines and penalties	98	98	—	(29)
Gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term	(5)	(1)	(1)	—
Other one-off items	—	—	—	86

Power Segment Adjusted EBITDA	2,308	1,662	2,090	1,403

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

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS. Some of these limitations are as follows:

•	Adjusted EBITDA does not reflect the impact of depreciation, depletion and amortization on our operating performance. The assets of our businesses which are being depreciated, depleted and/or amortized (including, for example, our mineral reserves) will have to be replaced in the future and such depreciation, depletion and amortization expense may approximate the cost to replace these assets in the future. By excluding such expense from Adjusted EBITDA, Adjusted EBITDA does not reflect our future cash requirements for such replacements.

•	Adjusted EBITDA does not reflect the impact of foreign exchange gains and losses, which may recur.

•	Adjusted EBITDA does not reflect the impact of finance income and finance costs, including fines and penalties on overdue loans and borrowings and finance lease payments, which are significant and could further increase if we incur more debt, on our operating performance.

•	Adjusted EBITDA does not reflect the impact of the net result on the disposal of non-current assets on our operating performance, which may recur.

•	Adjusted EBITDA does not reflect the impact of impairment of goodwill and other non-current assets, which may recur.

•	Adjusted EBITDA does not reflect the impact of write-off of accounts receivable, which may recur.

•	Adjusted EBITDA does not reflect the impact of provision (reversal of provision) for doubtful accounts, which may recur.

•	Adjusted EBITDA does not reflect the impact of write-off of inventories to net realizable value, which may recur.

•	Adjusted EBITDA does not reflect the impact of profits and losses after tax for the year from discontinued operations.

•	Adjusted EBITDA does not reflect the impact of net result on the disposal of subsidiaries.

•	Adjusted EBITDA does not reflect the impact of profits and losses attributable to non-controlling interests on our operating performance.

•	Adjusted EBITDA does not reflect the impact of income tax expenses and benefits on our operating performance.

•	Adjusted EBITDA does not reflect the impact of pension service cost and actuarial loss, other related expenses.

•	Adjusted EBITDA does not reflect the impact of other fines and penalties.

•	Adjusted EBITDA does not reflect the impact of gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term.

•	Adjusted EBITDA does not reflect the impact of other one-off items.

•	Other companies in our industry may calculate Adjusted EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

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

These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

Year Ended December 31,	Rubles per U.S. Dollar
	High	Low	Average(1)	Period End
2017	60.75	55.85	58.35	57.60
2016	83.59	60.27	67.03	60.66
2015	72.88	49.18	60.96	72.88
2014	67.79	32.66	38.42	56.26
2013	33.47	29.93	31.85	32.73

(1)	The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. Dollar
	High	Low
March 2018	57.76	56.37
February 2018	58.17	55.67
January 2018	57.60	55.83
December 2017	59.29	57.45
November 2017	60.25	58.09
October 2017	58.32	57.09

The exchange rate between the ruble and the U.S. dollar on April 5, 2018 was 57.76 rubles per one U.S. dollar.

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

As discussed in note 4 to our consolidated financial statements in “Item 18. Financial Statements,” because we have significant debt that we do not have the ability to repay without refinancing or restructuring, and our ability to do so is dependent upon continued negotiations with the banks, there is substantial doubt about our ability to continue as a going concern. We also note that there was a default on payments of principal and interest to certain lenders. In addition, we have been in non-compliance with certain financial and non-financial covenants in several loan agreements. See “— We face pressure on our liquidity, negatively influencing our working capital, which resulted from the acquisitions, substantial investment program, decrease in prices on commodity markets, global economic slowdown, difficulties with attracting new financing or refinancing of our debt and our need to service debt along with international sanctions against Russia and Russian state-owned banks,” “— Our failure to comply with the payment and other obligations in our credit facilities caused some of our creditors to accelerate amounts due under their loan agreements and such failure, or like failure in the future, may cause the acceleration of our other outstanding debt, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects,” “— If we are unable to restructure all of our indebtedness or fail to comply with the new terms of the restructured indebtedness, our lenders may claim for accelerated repayment, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects” and “— We have a substantial amount of outstanding indebtedness with restrictive financial covenants and most shares and assets in our subsidiaries are pledged.” Although as of December 31, 2017 restructuring with our major Russian lenders, such as Gazprombank, VTB Bank and Sberbank, was completed, we still have a number of creditors to which the debt is overdue and such creditors could (have the legal right to) request for accelerated repayment of a significant portion of our debt and initiate legal procedures for enforcement of our debts. We do not have the resources to repay overdue debt or to enable us to comply with accelerated repayment requests immediately. Our plans, including the achievement of the restructuring with all of our lenders and aligning the servicing of our debt with new repayment schedules and projected cash flows to be generated by our group in 2018 and beyond, are discussed in “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Outlook for 2018” and note 4 to our consolidated financial statements in “Item 18. Financial Statements.” Our future is dependent on our ability to refinance or restructure our indebtedness successfully or otherwise address these matters. If we fail to do so for any reason, we would not be able to continue as a going concern and could potentially be forced to seek relief under applicable bankruptcy or insolvency procedures, in which case our shares and ADSs would lose all or a substantial amount of their value. However, given management’s plans, our consolidated financial statements have been prepared on the basis that we will continue as a going concern entity, and no adjustments have been made in our consolidated financial statements relating to the recoverability and classification of the recorded value of assets, the amounts and classification of liabilities or any other adjustments that might result in any potential impact of us not being able to refinance our debt obligations as outlined in note 4 to our consolidated financial statements in “Item 18. Financial Statements.”

We face pressure on our liquidity, negatively influencing our working capital, which resulted from the acquisitions, substantial investment program, decrease in prices on commodity markets, global economic slowdown, difficulties with attracting new financing or refinancing of our debt and our need to service debt along with international sanctions against Russia and Russian state-owned banks.

Due, inter alia, to a substantial increase in our total indebtedness in 2007 and early 2008, together with a substantial decrease in prices on commodity markets, we experienced a liquidity shortage in late 2008 and early 2009 and in order to address the liquidity shortage during 2008 through 2011 obtained significant loans. Starting from the second half of 2012 and gradually worsening during 2013 and into 2014, a second phase of economic and financial difficulties unfolded. To alleviate the pressure on our liquidity, in 2012 and 2013, we refinanced and restructured a number of major loans and issued Russian ruble bonds in order to refinance our debts.

In the first half of 2014, we experienced a shortage of liquidity and difficulties with refinancing of our debt; as a result, we failed to fulfill our payment obligations in connection with the servicing of interest and the repayment of our indebtedness. We held discussions with our creditors and applied for a standstill with respect to the payment of our financial obligations or a temporary reduction in servicing the loans which was not accepted. From the second half of 2014, the markets for our main products began to recover, and the depreciation of the ruble contributed to an increase in our operating profit and our available free cash flow for servicing our financial obligations. Despite of further decrease in prices on our main products during 2015 with further depreciation of the ruble we managed to maintain stable operating profit and used all earned profits for servicing our financial obligations. We resumed making partial payments of current interest to the banks and agreed extension of the grace periods and new repayment schedules with our major creditors as well as partial capitalization of interest payments and the restructuring of overdue interest and principal. In 2016, the market situation rapidly changed from quarter to quarter with coal prices rise over the second half of 2016 and correction of the steel prices in the third quarter of 2016. Positive dynamics of steel and coal prices allowed us to improve our financial position and supported us in finalizing restructuring with the majority of our creditors, including Russian state banks, bondholders and other Russian commercial banks. In December 2017, we agreed the terms of the restructuring with the majority of lenders under our $1.0 billion pre-export facilities. Our primary objective in negotiating the debt refinancing and restructuring relates to matching our projected available free cash flows with future financial and investment payments and resetting the financial covenants to ensure a stable financial environment. We are also aiming to lengthen the maturity profile and repayment grace periods of that portion of our debt portfolio that currently remains not restructured.

For the year ended December 31, 2017, we had an operating income of RUB 57,167 million as compared to RUB 42,690 million for the year ended December 31, 2016. Net cash provided by operating activities was RUB 63,282 million for the year ended December 31, 2017 as compared to RUB 53,207 million for the year ended December 31, 2016. As of December 31, 2017, our total indebtedness was RUB 439,893 million, a decrease of RUB 5,916 million from December 31, 2016. The short-term portion of our total indebtedness was RUB 422,533 million as of December 31, 2017 as compared to RUB 434,165 million as of December 31, 2016. The working capital deficit amounted to RUB 416,686 million as of December 31, 2017 as compared to RUB 441,581 million as of December 31, 2016. Cash and cash equivalents as of December 31, 2017 were RUB 2,452 million as compared to RUB 1,689 million as of December 31, 2016. Our total liabilities exceeded total assets by RUB 244,133 million as of December 31, 2017.

We have restructured major part of our debt portfolio and optimized the capital investment program. See “— If we are unable to restructure all of our indebtedness or fail to comply with the new terms of the restructured indebtedness, our lenders may claim for accelerated repayment, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects” and “— We will require a significant amount of cash to fund our capital investment program.” These measures, if successful, should reduce the risk of facing a liquidity shortage in the medium term as well as allow us to reduce our debt leverage over time. Our ability to refinance existing debt is limited due to difficult conditions in the domestic and international capital markets and in the banking sector, together with sanctions imposed on certain Russian banks preventing them from raising additional long-term financing on the international capital markets.

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

Most of the loan agreements under which we or our subsidiaries are borrowers contain various representations, undertakings, restrictive covenants and events of default. Furthermore, according to the terms of such agreements, certain of our actions aimed at developing our business and pursuing our strategic objectives, such as acquisitions, disposal of assets, corporate restructurings, investments into certain of our subsidiaries and others, require prior notice to or consent from the respective lenders. We have restrictions on our ability to pay dividends, incur additional indebtedness and make certain capital expenditures, as well as expand through further acquisitions and use proceeds from certain disposals.

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

In 2015, we signed agreements on restructuring of our debt with our major lenders, such as VTB Bank and Gazprombank. We also signed restructuring agreements with Sberbank in February-April 2016 which granted a grace period and extended repayments of our debt as well as waived all previous defaults. In December 2016, we signed the last set of the agreements with VTB Bank which provide for extension of maturity of our credit lines until April 2022. Signing of these agreements was condition precedent to coming into effect of the similar provisions under agreements with Gazprombank and Sberbank. In April 2017, Gazprombank, VTB Bank and Sberbank confirmed the restructuring terms, including an extension of the repayment grace period until 2020 and the final maturity until 2022. See “— If we are unable to restructure all of our indebtedness or fail to comply with the new terms of the restructured indebtedness, our lenders may claim for accelerated repayment, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects” and “Item 5. Operating and Financial Review and Prospects — Restructuring of financial indebtedness.”

As of December 31, 2017, we had significant amount of overdue debt and we were in breach of certain financial and non-financial covenants in several loan agreements and defaulted on our loans allowing the relevant creditors to claim for accelerated repayment of all amounts of outstanding at any time, however we have not received any notices from the creditors as of December 31, 2017. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Restrictive Covenants,” “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness,” “Item 10. Additional Information — Material Contracts” and “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

Currently we continue to be in default under our credit facilities with international lenders (pre-export facility agreements and export credit agreements), and are negotiating refinancing and restructuring thereof. Our international lenders have not so far waived their rights in respect of or granted their consent to our breaches. We have received notification on defaults under the facilities with our international lenders, however the lenders under the export credit agreements did not claim for accelerated repayment. In December 2016, pre-export facility agreements with a syndicate of banks have matured without being repaid. In February 2017, a number of lenders under pre-export facility agreements filed 14 requests for arbitration. The 14 requests claim amounts allegedly due plus costs and such other, unspecified, relief that the arbitral tribunal may deem appropriate. See “Item 8. Financial Information — Litigation — Debt litigation.” These claims as well as the refusal of any one lender to grant or extend a waiver or amend the loan documentation, even if other lenders may have waived covenant defaults under the respective credit facilities, could result in substantially all of our indebtedness being accelerated. If our indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing, and we could lose our assets, including fixed assets and shares in our subsidiaries, if our lenders foreclose on their liens, which would adversely affect our ability to conduct our business and result in a significant decline in the value of our shares and ADSs.

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

We have a number of facilities with international lenders which we have been in non-compliance. We are negotiating restructuring of indebtedness under these agreements in order to extend the repayment schedule and final maturity as well as to decrease interest payments. If we fail to negotiate restructuring of these agreements, lenders thereunder could claim acceleration of repayment which we may not be able to make. This could lead to cross-default under other agreements and could have a material adverse effect on our business, financial condition, results of operation and prospects. In December 2017, we entered into a lock-up agreement with a majority of international lenders in order to facilitate the pre-export facility restructuring. The terms of the lock-up agreement apply until May 31, 2018.

We have signed restructuring agreements with our major Russian lenders which became effective during the period from October 2015 to December 2016. See “Item 5. Operating and Financial Review and Prospects — Restructuring of financial indebtedness.”

Our major lenders, such as Gazprombank, VTB Bank and Sberbank, required that all the loans provided to our subsidiaries be secured with the suretyship or pledge of assets of Mechel PAO. In accordance with the Joint-Stock Companies Law then in effect, such transactions exceeding 2% of the balance sheet value of the company’s assets determined under the Russian accounting standards required participation and obtaining of approval from a majority of disinterested shareholders of the company; starting from January 1, 2017, the Joint-Stock Companies Law was amended and the threshold was set at 10%. Such security is an additional guarantee for our lenders which they require for restructuring of our debt. On March 4, 2016, we convocated the extraordinary general shareholders’ meeting to approve a number of interested party transactions but we did not manage to obtain the required quorum to approve such transaction. Although we managed to obtain the required quorum thereafter in 2016 and 2017, we cannot predict whether we could obtain such shareholders’ approval in order to secure our loans in the future or we could get a waiver from the banks for the amendment of the security structure.

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

We still have a number of facilities with international lenders to be restructured in order to extend the repayment schedule and final maturity. In February 2017, a number of lenders under pre-export facility agreements filed requests for arbitration with the London Court of International Arbitration (“LCIA”). See “Item 8. Financial Information — Litigation — Debt litigation.” These recent claims trigger an event of default and cross-default under various loan agreements and our lenders may claim for accelerated repayments. We have requested our major Russian lenders to waive cross-default provisions in this respect, however, no waivers have been granted so far and we have no clarity when, if ever, such waivers will be granted. If no waivers are granted, lenders will have a right to claim for immediate acceleration of our indebtedness. We do not have the resources to repay overdue debt or to enable us to comply with accelerated repayment requests immediately. See also “— Our failure to comply with the payment and other obligations in our credit facilities caused some of our creditors to accelerate amounts due under their loan agreements and such failure, or like failure in the future, may cause the acceleration of our other outstanding debt, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects.”

We have a substantial amount of outstanding indebtedness with restrictive financial covenants and most shares and assets in our subsidiaries are pledged.

We have a substantial amount of outstanding indebtedness, primarily consisting of debt we incurred in connection with the financing of our acquisitions of Yakutugol and Oriel Resources in 2007 and 2008, as well as debt we incurred to finance our investment program in recent years, including the development of the Elga coal deposit and the universal rolling mill installation, and our working capital needs which have been significant in recent years due to the depressed demand and volatile pricing for our main products. Most of this debt has restrictive financial covenants. See “Item 5. Operating and Financial Review and Prospects — Restrictive Covenants,” “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness” and “Item 10. Additional Information — Material Contracts.” As of December 31, 2017, our consolidated total debt, including finance lease obligations, the financial instrument of VTB Capital Plc and the put option of Gazprombank, was RUB 490,241 million, of which RUB 430,743 million was short-term debt (including RUB 411,984 million with loan covenant violations, of which RUB 284,156 million was long-term debt reclassified to short-term debt due to defaults and cross-defaults under our loan agreements). Our finance costs for the year ended December 31, 2017 were RUB 47,610 million, net of the amount capitalized.

In order to secure bank financings, we have pledged shares in certain our subsidiaries, including 100%-1 share of Yakutugol, 95%+4 shares of Southern Kuzbass Coal Company, 91.66% of shares of Chelyabinsk Metallurgical Plant, 50%+2 shares of common shares of Beloretsk Metallurgical Plant, 80%+3 shares of Korshunov Mining Plant, 87.5%+3 shares of Mechel Mining, 80%-5 shares of Urals Stampings Plant, 33.33%+1 share of common shares of Izhstal, 25%+1 share of Port Posiet, 50.99% of registered capital of Elgaugol, 25% of registered capital of Mecheltrans, 100% of registered capital of Fincom-invest OOO, 25% of registered capital of Port Temryuk, 25% of registered capital of Bratsk Ferroalloy Plant, 1.99% of registered capital of MecheltransVostok OOO and 1.99% of registered capital of Elga-road OOO as of December 31, 2017. In January 2017, we pledged 5% of all issued preferred shares of Mechel. Also, property, plant and equipment and certain other assets of our subsidiaries are pledged to the lenders. As of December 31, 2017, the carrying value of property, plant and equipment, inventory and accounts receivable pledged under our loan agreements amounted to RUB 125,793 million. See note 11.1(h) to the consolidated financial statements. Should we be in payment defaults, breaches of covenants and restrictions under our financial agreements and fail to receive waivers, the security may be enforced, which could have a material adverse effect on our business, financial condition, results of operations and prospects. For a description of defaults and acceleration events, see “— Our failure to comply with the payment and other obligations in our credit facilities caused some of our creditors to accelerate amounts due under their loan agreements and such failure, or like failure in the future, may cause the acceleration of our other outstanding debt, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects.”

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

Our creditors, including the Federal Tax Service of the Russian Federation, may file a bankruptcy petition with a court seeking to declare us insolvent if we are unable to make payments to our creditors in excess of 300,000 rubles within three months of such payments becoming due. In most cases, for such petition to be accepted, the outstanding indebtedness must be confirmed by a separate court decision or arbitral award that has already entered into force. However, under amendments to the Federal Law No. 127-FZ “On Insolvency (Bankruptcy)” dated October 26, 2002 (the “Bankruptcy Law”), financial (credit) organizations, which include our major creditors, may file a petition for bankruptcy without such separate court decision. In this case, the financial organization is required to notify the debtor and its creditors in writing at least 15 days from the date of publication of the bankruptcy petition in the Unified Federal Register of Information on Facts of Business Activity of Legal Entities. In March 2015, VTB Bank published a notification of its intention to initiate bankruptcy proceedings against us and informed our main creditors of its intention to proceed with such bankruptcy petition. The restructuring documents have been signed in September 2015 and currently there is no further development regarding this issue from VTB Bank side. In April 2015, VTB Bank and VTB Capital Plc filed a claim with the High Court of Justice Queen’s Bench Division Commercial Court in England seeking for injunctive relief under pre-export facility agreements with a syndicate of banks. This claim and court proceedings were put on hold until April 30, 2018. See “Item 8. Financial Information — Litigation — Debt litigation.” VTB Bank and VTB Capital Plc terminated Russian court proceedings and recalled all of their Russian claims against us in October 2015, once restructuring agreements with VTB Bank became effective. If any other creditor initiates court proceedings seeking to declare us insolvent or if the bank is granted with aforementioned preliminary injunctions, it could have a material adverse effect on our prospects and on the value of our shares and ADSs and may ultimately result in the inability of holders of our shares and ADSs to recover any of their investments.

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

If we fail to fulfill payment obligations under the group’s lease agreements, our lessors may require the return of the leased assets, which could materially adversely affect our business, financial condition, results of operations and prospects.

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

In particular, we failed to fulfill our payment (as well as certain other) obligations under the lease agreements with Sberbank Leasing AO. In 2014, Sberbank Leasing AO filed lawsuits for the recovery of the overdue amounts under the lease agreements concluded with Korshunov Mining Plant, Mechel Materials, Yakutugol, Southern Kuzbass Coal Company and Metallurgshakhtspetsstroy. In February 2015, Sberbank Leasing AO sent termination notices to the lessees under the respective lease agreements for the total amount of 4.2 billion rubles stating that unless the payments are made within 15 days from the date of the notice, the respective lease agreements shall be deemed terminated. The payments were not made, and in April 2015, Sberbank Leasing AO requested through the courts accelerated repayment of amounts due under the lease agreements as well as the return of the leased assets. During the period from December 2015 to May 2016, we signed settlement agreements with Sberbank Leasing AO which waived our previous defaults and restructured our future payment schedules. The settlement agreements became effective in 2016. We have further signed new versions of certain settlement agreements revising payment schedules which were approved by the courts in 2017.

During the period from May to August 2015, following our failure to fulfill payment obligations under the respective lease agreements, Caterpillar Financial OOO sent termination notices to the lessees (Yakutugol, Mechel Engineering, Korshunov Mining Plant, Mechel Materials, Metallurgshakhtspetsstroy, Tomusinsky Open Pit and Southern Kuzbass Coal Company). We have not settled the claims and Caterpillar Financial OOO filed lawsuits with the court against our subsidiaries and Mechel (as the guarantor under four lease agreements) seeking termination of lease agreements, withdrawal of leasing assets and recovery of debt in an aggregate amount of approximately $5.0 million and €313.9 thousand. In July 2016, Caterpillar Financial OOO filed another lawsuit seeking recovery of debt and withdrawal of a leasing asset. In 2017, Caterpillar Financial OOO restructured part of our overdue lease payments by means of settlement agreements which were approved by the courts. Currently, we expect to sign settlement agreements for the remainder of the debt. See “Item 8. Financial Information — Litigation — Debt litigation.”

During 2016, we breached payment schedules with Sberbank Leasing AO, Caterpillar Financial OOO, VTB Leasing JSC and Gazprombank Leasing JSC, however we managed to substantially decrease our overdue lease payments and agreed on the repayment profile of the remaining overdue debts. As of December 31, 2017, we fully repaid the overdue lease payments to Gazprombank Leasing JSC, Sberbank Leasing AO and VTB Leasing JSC.

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

Our business requires maintenance capital expenditures in order to maintain production levels adequate to meet the demand for our products, as well as other capital expenditures to implement our business strategy. We spent 5.6 billion rubles during 2017 on our capital expenditures (including 2.8 billion rubles in maintenance capital expenditures). In planning for 2018, we followed our current investment policy focusing only on those items that are either close to completion or are of major importance for our operations. Our capital investment program currently contemplates capital spending of up to 11.6 billion rubles in 2018 (including up to 5.1 billion rubles in maintenance capital expenditures). A considerable part of the planned capital expenditures relate to the renewal of mining-and-transport equipment and to the development of the Elga coal deposit. The Elga capital expenditures are planned in the amount of approximately 8.4 billion rubles to be financed from our own funds in 2018-2020. Overall, we plan to spend up to 33.4 billion rubles for the three-year period of 2018-2020 on capital investments (including up to 18.9 billion rubles in maintenance capital expenditures). See “Item 4. Information on the Company — Capital Investment Program.”

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

Part of our sales are denominated in U.S. dollars, whereas the majority of our direct costs are incurred in rubles. In addition, we have foreign currency loans that are denominated mainly in U.S. dollars. Depreciation in real terms of the ruble against the U.S. dollar may result in a decrease in our costs relative to our export revenues assuming stable level of prices for our products. Also, depreciation in real terms of the ruble against the U.S. dollar may result in a reduction in our ability to service debt obligations denominated in foreign currencies in case of sharp decline in sales in general and sales denominated in foreign currencies in particular. Conversely, appreciation in real terms of the ruble against the U.S. dollar may materially adversely affect our results of operations if the prices we are able to charge for our products do not increase sufficiently to compensate for the increase in real terms in our ruble-denominated expenditures. In 2017, the ruble appreciated in real terms against the U.S. dollar by 16.3% as compared to 2016, according to the CBR.

In an effort to protect the country’s foreign currency reserves from substantial depletion, the CBR moved to a free floating exchange rate regime on November 20, 2014. In response to continuing ruble depreciation, the CBR in an unexpected, emergency meeting increased its key rate, which determines the borrowing costs for commercial banks, from 10.5% to 17% subsequently lowering the rate to 7.25% during 2015-2018. Upon restructuring, interest rates under our ruble-denominated facilities with Russian state banks are linked to the CBR key rate (plus a margin above the key rate). Should the CBR key rate increases again, or should interest rates under our existing facility agreements otherwise increase, we will face higher borrowing costs, which could have a material adverse effect on our business, cash flows, financial condition, results of operations and prospects.

Inflation could increase our costs and decrease operating margins.

In 2017, 2016 and 2015, the inflation rate in Russia was 2.5%, 5.4% and 12.9%, respectively, according to the Russian Federal State Statistics Service (“Rosstat”). The increase in inflation in 2015 may be attributed to international sanctions imposed on Russian companies and individuals, the significant fall in the ruble against the U.S. dollar and euro and high growth of prices on consumer goods and services. A record low level of inflation in Russia in 2016 and 2017 was due to the tight monetary policy of the CBR and slowing growth of prices on consumer goods and services. Inflation increases our operating costs on monetary items, which are sensitive to rise in the general price level in Russia, including fuel and energy costs, cost of production services and salaries (as under existing collective agreements wage indexation is carried out taking into account inflation). Inflation could also potentially increase the prices we can charge for our products. The impact of inflation on our operating margins depends on whether we can charge higher prices corresponding with the increase in costs. Nevertheless, there is a high risk that inflation will have an overall negative impact on our operating margins.

If limitations on the conversion of rubles into foreign currencies in Russia are imposed, this could cause us to default on our obligations.

Part of our indebtedness and part of our capital expenditures are payable in foreign currencies, including the U.S. dollar and euro. Russian legislation currently permits the conversion of ruble revenues into foreign currency without limitation. If the Russian authorities were to impose limitations on the convertibility of the ruble or other restrictions on operations with rubles and foreign currencies in the event of an economic crisis or otherwise, there may be delays or other difficulties in converting rubles into foreign currency to make a payment or delays in or restrictions on the transfer of foreign currency. This, in turn, could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults and, consequently, have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Russian companies are limited in their ability to place shares in circulation outside of Russia, including in the form of depositary receipts such as our common American Depositary Shares (“common ADSs”) and our global depositary shares representing our common shares (“GDSs”), as well as our preferred American Depositary Shares representing our preferred shares (“preferred ADSs,” and together with the common ADSs, the “ADSs”) due to Russian securities regulations. We have received permission from the Russian Federal Financial Markets Service (“FFMS”) for up to 40% of our common shares to be circulated abroad through depositary receipt programs, which was the maximum amount allowed at that time. Later we also received FFMS permission for a total of 41,627,074 preferred shares to be circulated through depositary receipt programs, representing 30% of the total number of issued preferred shares, which was the maximum amount allowed at that time. Currently, Russian securities regulations provide that no more than 25% of the total number of a Russian company’s shares may be placed and circulated abroad through depositary receipt programs or otherwise. It is unclear whether the FFMS’s approvals of higher amounts prior to the establishment of this lower limit will be allowed to remain in place. As of December 31, 2017, our common ADSs and GDSs together accounted for approximately 31% of our common shares, and accordingly we believe we cannot raise additional equity financing through placement of common shares in the form of depositary receipts. If the current limit is enforced Deutsche Bank Trust Company Americas (the “depositary”) may be forced to cancel some of our common ADSs and GDSs and deliver a corresponding number of the underlying common shares to holders of common ADSs or GDSs. The Russian government or its agencies may also impose other restrictions on international financings by Russian issuers.

We had in the past material weaknesses in our internal control over financial reporting, and we make no assurances that any material weaknesses will not be identified in the future.

Management identified material weaknesses in our internal control over financial reporting as defined in the Exchange Act Rule 12b-2 and Rule 1-02 of Regulation S-X that affected our financial statements for the years ended December 31, 2006, 2007, 2008, 2009, 2010, 2011, 2015 and 2016. Due to the effect of these material weaknesses, our auditors opined that we did not maintain effective internal control over financial reporting as of December 31, 2006, 2007, 2008, 2009, 2010, 2011, 2015 and 2016 under Section 404 of the Sarbanes-Oxley Act of 2002.

The material weakness that was previously disclosed as of December 31, 2016 was remediated as of December 31, 2017. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting” and “— Remediation Activities and Changes in Internal Control over Financial Reporting” for a description of the material weakness that was reported as a result of the company’s annual assessment as of December 31, 2016 and remediation of that material weakness. We have implemented and executed our remediation plan, and as of December 31, 2017, the remediation plan activities were tested and the material weakness was considered as remediated. However, we make no assurances that no significant deficiencies or material weaknesses in our internal control over financial reporting will be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in the market price of our shares and ADSs.

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

The amount of goodwill on our balance sheet as of December 31, 2017 that is subject to impairment analysis in the future is RUB 18,331 million or 6% of our total assets. This amount includes goodwill of Yakutugol, Southern Kuzbass Power Plant, Kuzbass Power Sales Company and Port Posiet of RUB 13,399 million, RUB 2,382 million, RUB 1,026 million and RUB 756 million, respectively, as of December 31, 2017. See note 18 to the consolidated financial statements.

Based on the results of the impairment analysis of goodwill we performed as of December 31, 2017, no impairment loss was recognized. According to the results of the impairment analysis of non-current assets as of December 31, 2017, impairment loss of RUB 6,081 million was recognized. See note 18 to the consolidated financial statements.

Based on the results of the impairment analysis of goodwill we performed as of December 31, 2016, impairment loss of RUB 2,930 million was recognized. According to the results of the impairment analysis of non-current assets as of December 31, 2016, impairment loss of RUB 2,272 million was recognized. See note 18 to the consolidated financial statements.

Based on the results of the impairment analysis of goodwill we performed as of December 31, 2015, impairment loss of RUB 1,444 million was recognized. According to the results of the impairment analysis of non-current assets as of December 31, 2015, impairment loss of RUB 5,983 million was recognized. Based on comparison of carrying value and recoverable value as of December 31, 2015, excess of recoverable value over carrying value was identified therefore reversal of previously recorded impairment loss as of December 31, 2014 was recognized in the amount of RUB 5,966 million.

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

Our subsidiaries maintain their books and records in local currencies and prepare accounting reports in accordance with local accounting principles and practices. In particular, each of our Russian subsidiaries maintains its books in rubles and prepares separate unconsolidated financial statements in accordance with the Russian accounting standards. For every reporting period, we translate, adjust and combine these Russian statutory financial statements to prepare consolidated financial statements in accordance with IFRS. This is a time-consuming task requiring us to have accounting personnel experienced in internationally accepted accounting standards. We believe there is a shortage in Russia of experienced accounting personnel with knowledge of internationally accepted accounting standards. Moreover, there is high demand for such personnel as many Russian companies prepare financial statements on the basis of internationally accepted accounting standards. Such competition may make it difficult for us to hire and retain such personnel, and our accounting staff may have high turnover.

Risks Relating to Our Business and Industry

We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our business, financial condition, results of operations and prospects.

Our mining segment sells coal (metallurgical and steam), iron ore concentrate, coke and chemical products. These commodities are traded in markets throughout the world and are influenced by various factors beyond our control, such as global economic cycles and economic growth rates. Prices of these products have varied significantly in the past and could vary significantly in the future. For example, in 2017, coal prices were highly volatile. According to MMI, hard coking coal spot prices fluctuated in a wide range of $142-285 per tonne (FOB Australia).

Our steel segment sells steel products, including semi-finished products, long products of a wide range of steel grades, carbon and stainless flat products, wire products, stampings and forgings and others, as well as ferrosilicon. Ferrosilicon is primarily used in the manufacture of steel and its market demand generally follows the cycles of the steel industry. The steel industry is highly cyclical in nature because the industries in which steel customers operate are subject to changes in general economic conditions. The demand for steel products thus generally correlates to macroeconomic fluctuations in the economies in which steel producers sell products, as well as in the global economy. The prices of steel products are influenced by many factors, including demand, worldwide production capacity, capacity-utilization rates, raw materials costs, exchange rates, trade barriers and improvements in steel-making processes. Steel products prices have experienced, and in the future may experience, significant fluctuations as a result of these and other factors, many of which are beyond our control.

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

As a result of the global economic crisis and the subsequent global economic slowdown, the demand and prices for our products sharply declined. The continuing stagnation of the economy of the European region, the 2012-2017 economic slowdowns in the Asia region, primarily in China, as well as the existing uncertainty as to global economic growth in the near future and international sanctions against Russia and Russian individuals or businesses may have adverse consequences for our customers and our business as a whole. See “— Risks Relating to the Russian Federation — The political and economic crisis in Ukraine as well as other politically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof by the United States and the European Union may have a material adverse effect on our business, liquidity and financial condition, as well as the trading market for and value of our shares and ADSs.”

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

We face competition from Russian and international steel and mining companies. Consolidation in the steel and mining sectors globally has led to the creation of several large producers, some of which have greater financial resources and more modern facilities than our group. We also face price-based competition from producers in emerging market countries, including, in particular, Poland and Columbia (in the export of raw materials for metallurgy) and China, Ukraine, Belarus, Turkey and Kazakhstan (in the export of semi-finished products and rolled products). Increased competition could result in more competitive pricing and reduce our operating margins.

Our competitiveness is based in part on our operations in Russia having a lower cost of production than competitors in higher-cost locations. We have been facing a consistent upward trend in the past several years in production costs, particularly with respect to wages and transportation. For example, our rail transportation costs increased consistently during the last three years with the rail tariff increases of 10.0% in 2015, 9.0% in 2016 and 6.08% in 2017. See “— A limited capacity of the railway infrastructure and an increase in railway tariffs expose us to uncertainties regarding transportation costs of raw materials and steel products,” “— Increasing costs of electricity, natural gas and labor could materially adversely affect our operating margins” and “— Inflation could increase our costs and decrease operating margins.” If these production costs continue to increase in the jurisdictions in which we operate, our competitive advantage will be diminished, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

The risks associated with the development of the Elga coal deposit have the potential to impact the project’s legal or economic viability. Key risks that have been identified include the following: (1) the early termination, suspension or restriction of the right of subsoil use of the Elga coal deposit in case of violation of the requirements of the deposit development technical plan; (2) the project requires significant capital expenditures to develop the required production and washing facilities and infrastructure, and increases in planned capital and operating costs could make the project uneconomical because of the project’s sensitivity to these costs; (3) the economic viability of the project is dependent upon the full use of the rail line; (4) the project is very sensitive to market prices for coal because of the high initial capital costs; and (5) the insufficient capacity of ports in the Russian Far East where the Elga deposit is located may limit the distribution of coal mined at the Elga deposit. In addition, capital expenditures for the rail line were not considered in the calculation of reserves estimates as we do not plan to use the rail line solely for delivery of coal from the Elga deposit. The realization of any of these risks could have a material adverse effect on our business, financial condition, results of operations and prospects. While we have already invested approximately 75.3 billion rubles in the development of the Elga coal deposit (out of which approximately 64.4 billion rubles was invested in the construction of the rail line), its further development requires a substantial amount of investment. Based on the expected financial capabilities of the group in view of the current and projected market conditions for our main products, we plan to invest in Elga from our own funds approximately 8.4 billion rubles in 2018-2020. In 2013 and 2014, our subsidiary Elgaugol and State Corporation “Bank for Development and Foreign Economic Affairs (Vnesheconombank)” (“Vnesheconombank”) signed a $150.0 million bridge loan agreement and a $2.5 billion main project financing loan agreements for the development of the Elga coal deposit. Disbursement under the main project financing loan agreements was subject to fulfillment of conditions precedent. Elgaugol has not fulfilled these conditions and Vnesheconombank has suspended and subsequently terminated the financing. In September 2017, our debt obligations in a total amount of approximately $183.1 million were refinanced by Vnesheconombank.

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

In particular, the total current annual capacity of the Baikal-Amur Mainline to which our Elga deposit is connected by our private rail line, was increased to 23 million tonnes in 2016 and upon implementation of a set of actions set forth in the Federal Target Program “Development of Transport System of Russia (2010-2020)” is expected to increase up to 33 million tonnes per year by 2019. However, in order to comply with the general declared volumes for cargo transportation on the Baikal-Amur Mainline, its capacity will need to be further expanded to meet, among others, our needs when Elga Open Pit reaches its full planned annual production capacity of 28.2 million tonnes of saleable coal in 2027. In addition, Russian Railways increased the capacity of the Komsomolsk-on-Amur-to-Sovetskaya Gavan segment, which connects the Baikal-Amur Mainline to Port Vanino, to 42.3 million tonnes in 2016. However, this increase may not be sufficient as other cargo shippers may also substantially increase their cargo volumes on the Baikal-Amur and Trans-Siberian Mainlines and further in the direction from Komsomolsk-on-Amur to Sovetskaya Gavan transportation hub. There could be no assurance that the development projects by Russian Railways will proceed according to current plans, particularly in light of international sanctions against Russian companies and individuals. In addition, there is acute competition among Russian coal exporters for existing port capacity. In light of this shortage, Russian coal producers have endeavored to acquire ports or separate terminals to ensure the export of their products.

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

We are currently in compliance with the material terms of our Russian subsoil licenses, except for the following. We failed to commence commercial coal production at the Raspadsk license area (part of Olzherassky Open Pit) in 2009 as required by the license due to unfavorable mine economics, but expect to commence such production in the fourth quarter of 2018 provided coal prices recover sufficiently. In addition, we commenced preparation for the commercial development of the Yerunakovsk-1, Yerunakovsk-2 and Yerunakovsk-3 license areas, but failed to commence commercial production at these license areas in 2011 as required by the licenses due to unfavorable mine economics. As a result, in April 2017, the subsoil use right for the Yerunakovsk-2 license area was early terminated by Rosnedra. Moreover, we cannot fully develop the deposit at the Yerunakovsk-3 license area due to the presence of a third-party sludge pond in this area. Furthermore, we failed to commence commercial coal production at the Olzherassk license area (Olzherasskaya-Glubokaya Underground) in 2012 due to unfavorable mine economics and the significant capital investments required to develop this license area. In addition, we do not meet the deadlines of preparation for the commercial development of the Pionerskoye and the Sivaglinskoye iron ore deposits due to lack of financing. The Yerunakovsk-1, Yerunakovsk-3 and Olzherassk (Olzherasskaya-Glubokaya Underground) license areas are not counted for the purposes of our coal reserves.

Increasing costs of electricity, natural gas and labor could materially adversely affect our operating margins.

In 2017, our Russian operations purchased through Mechel Energo approximately 3.1 billion kilowatt-hours (“kWh”) of electricity at a total cost of 9.8 billion rubles, implying an average cost of 2.7 rubles per kWh. According to the Ministry of Economic Development of the Russian Federation, the average increase in market prices in the wholesale electricity market was 10.5% in 2017, and is expected to be 4.0% in 2018. Further price increases for electricity may also occur in the future due to the increase in fuel prices.

Our Russian operations also purchase significant amounts of natural gas, primarily for the production of power resources at our own co-generation facilities, from Novatek PAO (“Novatek”), Russia’s largest independent producer of natural gas, Rosneft Oil Company (“Rosneft”), the leader of Russia’s petroleum industry, and Gazprom PAO (“Gazprom”), the government-controlled dominant gas producer and the owner of the unified gas supply system of Russia. Domestic natural gas prices are regulated by the Russian government. In 2017, we purchased approximately 1.8 billion cubic meters of gas at a total cost of approximately 7.1 billion rubles. Russian domestic natural gas prices are significantly below Western European levels, which provides us with a cost advantage over our competitors, an advantage which may diminish as Russian domestic gas prices approach Western European levels. Starting from July 1, 2017, the FAS set wholesale prices of gas produced by Gazprom for domestic consumers on the territory of the Russian Federation, except for households, in the range of 2,489 rubles to 5,097 rubles as compared to prices set for the previous period which were set starting from July 1, 2015 in the range of 2,395 rubles to 4,906 rubles per thousand cubic meters, depending on the region of the Russian Federation where the gas is purchased.

Following raw materials used in the production process and energy-related costs, our labor costs are the next most significant operational cost. Labor costs in Russia have historically been significantly lower than those in the more developed market economies of North America and Western Europe for similarly skilled employees. According to Rosstat, the average wage in the Russian Federation has decreased by 9.0% in 2015. In 2016 and 2017, the average wage has increased by 0.8% and 3.4%, respectively, according to Rosstat. Labor costs in Russia are indexed to and adjusted for inflation, which means that in the future labor costs may rise and our advantage with respect to our competitors with foreign operations that have historically had to pay higher average wages than those paid in Russia may be reduced.

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

The most significant railcar owners are Freight One JSC, Federal Freight JSC, NefteTransService, Globaltrans and Freight Company Novotrans. Our cargoes are currently transported in the railcars owned by our subsidiary Mecheltrans or third party railcar owners, mainly to transport coal products and iron ore concentrate. Mecheltrans works with third party railcar owners to arrange for transportation and forwarding cargoes with their railcars. In 2017, our freight volume transported by third party railcar owners amounted to 23.3 million tonnes, for which we paid 10.5 billion rubles.

In 2017, railway tariffs were indexed by 6.08%. Starting from January 30, 2018, railway tariffs have increased by an additional 5.4%. Starting from January 29, 2015, railway export tariffs for all goods were increased by 13.4%, except for certain grades of coal and middlings for which additional indexation amounted to 1.3%. Starting from January 29, 2017, railway export tariffs were reduced from 13.4% to 10.0%. Along with the growth of tariff levels, a disruption in the transportation of our raw materials and products may occur. In 2016, due to the ban to increase the service life of railcars, the open car fleet of Russian Railways decreased sharply while traffic volumes remained unchanged. In the summer of 2017, the shortage of railcars increased as a result of scheduled track repairs. The shortage of the rolling stock led to a significant increase in prices of rolling stock operators’ services and a reduction in volume of transported cargo, including our cargo. All of the above factors may preserve in the future and negatively impact our operating margins, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Russia has in place import tariffs with respect to certain imported steel products. These tariffs generally amount to 5% of the value of the imports. Almost all of our sales of steel products in Russia were protected by these import tariffs in 2017. The Republic of Belarus, the Republic of Kazakhstan and the Russian Federation entered into a Customs Union and implemented a Common Customs Tariff, which came into force on January 1, 2010, reducing import duties on stainless rolled products from 15% to 5%. Further, the Republic of Belarus, the Republic of Kazakhstan and the Russian Federation established the Eurasian Economic Union which was enlarged in 2015 to include the Republic of Armenia and the Kyrgyz Republic. Creation of the Customs Union, as well as other actions and decisions of the Russian authorities in respect of tariffs and duties, can lead to further reduction of import duties.

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

Chemical substances contained in some of our products, as well as by-products and waste, which we export to or produce in the European Union are subject to regulation (EC) No 1907/2006 on registration, evaluation, authorization and restrictions of use of chemicals (“REACH”). Under REACH, we must provide a registration dossier for such substances to the European Chemicals Agency (“ECHA”). In addition, we must provide the information about the registered substances usage and utilization to the competent authorities of the EU Member States and downstream users upon request. We believe that we are in compliance with current REACH requirements and we will have to maintain certain resources to ensure compliance with further developing REACH requirements.

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

The European Commission amends the REACH regulation on an ongoing basis. Compliance with changes may lead to increased costs, modifications in operating practices and/or further restrictions affecting our products. Any such changes and/or modifications could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We are at risk of experiencing any and all of these hazards. The occurrence of such hazards could delay production, increase production costs, result in injury to persons or death, and damage to property, as well as liability for us. For example, in 2008, there were two accidents at V.I. Lenina Underground which involved multiple casualties, and one of the accidents resulted in five fatalities. In 2010 through 2012, there were a number of occasions of self-heating and spontaneous ignition of coal as well as an increase of coal dust levels, each of which resulted in the temporary suspension of mining operations at the longwalls of Sibirginskaya Underground, V.I. Lenina Underground and Olzherasskaya-Novaya Underground. There were no casualties involved in any of these occasions. In 2013-2017, there were also a number of occasions which caused the temporary suspension of mining operations, but had no significant effect on our business. We implemented measures to cure the causes of these occasions and we are implementing measures aimed at preventing accidents and occasions in the future and we are cooperating with the competent governmental authorities, in particular, the Russian Federal Service for Ecological, Technological and Nuclear Supervision (“Rostekhnadzor”).

The risk of occurrence of these hazards is also exacerbated by the significant level of depreciation of the equipment of our mining enterprises. We are conducting a program of phased replacement and refurbishment of obsolete equipment in order to meet safety requirements at our most hazardous facilities.

Abnormal weather conditions and natural hazards could negatively impact our business.

Our production facilities are located in different climate and weather conditions, and abnormal weather changes and natural hazards could affect their operations. Interruptions in electricity supply and transport communication could lead to delays in deliveries of raw materials to our production facilities and finished products to consumers, as well as a suspension of production. For example, in July 2017, about 50 meters long wash-out of railway track on the Ulak-Elga rail line occurred as a result of heavy rains. Coal transportation from the Elga deposit was interrupted for 9 days until the full restoration of the railway. In August 2017, due to the typhoon Noru which came to Primorsky Krai, there was a power outage, wash-out of roads and a railway track towards Port Posiet, as a result all loading and unloading operations in the port were suspended for 10 days. The railway repair and restoration works lasted approximately two months, during which the transportation of goods to Port Posiet was limited. In addition, the existence of abnormally low temperatures for a long period of time may limit the work of the port infrastructure, crane equipment and mining-and-transport equipment. The negative impact of such abnormal or extreme climate and weather conditions may have an adverse effect on our business, financial condition, results of operations and prospects.

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

Environmental legislation in Russia is generally weaker and less stringently enforced than in the European Union or the United States. However, recent Russian government initiatives indicate that Russia will introduce new water, air and soil quality standards and increase its monitoring and fines for non-compliance with environmental rules, and environmental concerns are increasingly being voiced at the local level. For example, Resolution No. 1029 of the Government of the Russian Federation dated September 28, 2015 “On approval of criteria for attribution of objects having a negative impact on the environment to objects of I, II, III and IV category,” sets criteria for the classification of objects that have a negative impact on the environment into the four categories. The first category includes objects that have a significant negative impact on the environment and relate to fields of application of the best available technology and the fourth category includes objects that have minimal environmental impact. Most of our production facilities are attributed to the first category of objects that have a negative impact on the environment.

Based on the current regulatory environment in Russia and elsewhere where we conduct our operations, as of December 31, 2017, we have not created any reserves for environmental liabilities and compliance costs, other than an accrual in the amount of RUB 3,992 million for rehabilitation provision. Any change in this regulatory environment could result in actual costs and liabilities for which we have not provided. We estimated the total amount of capital investments to address environmental concerns at our various subsidiaries at RUB 598 million as of December 31, 2017. These amounts are not accrued in the consolidated financial statements until actual capital investments are made. See note 27 to the consolidated financial statements.

In the course, or as a result, of an environmental investigation by the Russian governmental authorities, courts can issue decisions requiring part or all of the production at a facility that has violated environmental standards to be halted for a period of up to 90 days. We have been cited in Russia for various violations of environmental regulations in the past and we have paid certain fines levied by regulatory authorities in connection with these infractions. In June 2013, the Russian Federal Service for the Supervision of Natural Resources (“Rosprirodnadzor”) claimed 398.6 million rubles from Beloretsk Metallurgical Plant as compensation for damages caused by discharging waste water into the river Belaya and Beloretsk storage reservoir. This claim was resolved by means of a settlement agreement according to which Beloretsk Metallurgical Plant is obliged to reconstruct a waste treatment facilities system by December 31, 2023. See “Item 8. Financial Information — Litigation — Environmental and safety.” In February 2015, Rosprirodnadzor filed a similar claim in the amount of 195.3 million rubles against Beloretsk Metallurgical Plant. In accordance with the court’s decision, Beloretsk Metallurgical Plant was obliged to perform a set of measures for equipment modernization until July 1, 2017, instead of paying a fine. Beloretsk Metallurgical Plant carried out part of the prescribed measures which allowed to reduce discharge of polluted waste water into the environment and to reach the statutory standards. Currently, Beloretsk Metallurgical Plant continues to perform measures prescribed by the court. In addition, in November 2017, Rosprirodnadzor conducted an inspection of Port Posiet and ordered to equip the port area with a waste treatment facilities system by October 1, 2018.

Though our production facilities have not been ordered to suspend operations due to environmental violations during the respective periods since we acquired or established them, there are no assurances that environmental protection authorities will not seek such suspensions in the future. In June 2017, the Department of Rosprirodnadzor for the Chelyabinsk region cancelled the permit for emissions of pollutants into the atmosphere issued to Mechel Coke. The emission of pollutants into the atmosphere in the absence of an emissions permit is an administrative violation that may lead to the imposition of a fine or suspension of operations for up to 90 days. In addition, until the obtainment of the permit, Mechel Coke will be subject to above-limit fees which are 25 times higher than the fee within the statutory standards. Mechel Coke filed a claim to challenge Rosprirodnadzor’s order. In February 2018, the court invalidated the cancellation of the permit for emissions of pollutants into the atmosphere. In the event that production at any of our facilities is partially or wholly suspended due to this type of sanction, our business, financial condition, results of operations and prospects could be materially adversely affected.

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

The December 1997 Kyoto Protocol established a set of greenhouse gas emission targets for developed countries that have ratified the Kyoto Protocol. In order to give the countries a certain degree of flexibility in meeting their emission reduction targets, the Kyoto Protocol developed mechanisms allowing participating countries to earn and trade emissions credits by way of implementing projects aimed at meeting the Kyoto Protocol targets. The European Union has established greenhouse gas regulations and many other countries are in the process of doing so. The European Union Emissions Trading System (“EU ETS”) has had an impact on greenhouse gas and energy-intensive businesses based in the European Union. Our operations in Lithuania are currently subject to the EU ETS, as are our EU based customers.

The Russian Federation ratified the Kyoto Protocol in 2005 and since October 2009 Russia has established a legal procedure for implementing trading mechanisms provided under the Kyoto Protocol. However, in 2012, Russia refused to sign up for the second period of limits set to begin in 2013 and remain in effect until 2020.

In December 2015 at the Paris climate conference, 196 countries adopted the United Nations Framework Convention on Climate Change which is due to enter into force in 2020. The agreement sets out a global action plan to avoid climate change. As stated by Mr. Putin during his speech at the Paris conference, Russia expects to decrease greenhouse gas emissions to 70% of the 1990 level by 2030. Furthermore, the Russian Federation shall develop a long-term plan to reduce greenhouse gas emissions and shall establish a strategy on adaptation to climate change. In 2015-2017, the Ministry of Natural Resources and Ecology of the Russian Federation has approved a number of methodology guidelines for the quantification of the amount of greenhouse gas emissions by organizations conducting business and other activities in Russia.

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

Our Chairman, Igor Zyuzin may be deemed to be the beneficial owner of approximately 26.47% of our common shares. Our Chairman’s wife Mrs. Irina Zyuzina and their son Mr. Kirill Zyuzin together may be deemed to be the beneficial owners of approximately 18.70% of our common shares each separately. Ms. Ksenia Zyuzina, daughter of Mr. Igor Zyuzin and Mrs. Irina Zyuzina, may be deemed to be the beneficial owner of approximately 23.63% of our common shares. Therefore, Mr. Igor Zyuzin and Mrs. Irina Zyuzina together beneficially own 45.17% of our common shares. See “Item 7. Major Shareholders and Related Party

Transactions.” Except in certain cases as provided by the Federal Law “On Joint-Stock Companies,” dated December 26, 1995, as amended (the “Joint-Stock Companies Law”), resolutions at a general shareholders’ meeting are adopted by a majority of the voting stock at a meeting where shareholders holding more than half of the voting shares are present or represented. Accordingly, Mr. Zyuzin and his family members have the power to control the outcome of most matters to be decided by a majority of the voting stock present at a general shareholders’ meeting and can control the appointment of the majority of directors and the removal of all of the elected directors if they act in concert. In addition, our largest shareholders are likely to be able to take actions, which require a three-quarters supermajority of the voting stock present at such a general shareholders’ meeting, such as amendments to our charter, reorganization, significant sales of assets and other major transactions, if other shareholders do not participate in such meeting. Thus, our largest shareholders can take actions that you may not view as beneficial or prevent actions that you may view as beneficial, and as a result, the value of our common shares and ADSs could be materially adversely affected.

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

In the event of a breach of the terms of business conduct set forth by the FAS, the FAS may seek to impose fines for violations of antimonopoly and administrative legislation. Such fines may include an administrative fine of an amount from 300 thousand to one million rubles or, if such violation has led or may lead to the prevention, limitation or elimination of competition, an administrative fine of up to 15% of the proceeds from sale of all goods, works and services in the market where such violation was committed, but not more than 2% of the aggregate amount of proceeds from sale of all goods, works and services in case of abuse of a dominant position and not more than 4% of the aggregate amount of proceeds from sale of all goods, works and services in case of conclusion of an inadmissible agreement according to the law. Russian legislation also provides for criminal liability for violations of antimonopoly legislation in certain cases. Furthermore, for systematic violations, a court may order, pursuant to a suit filed by the FAS, a compulsory split-up or spin-off of the violating company, and no affiliation can be preserved between the new entities established as result of such a mandatory reorganization. The imposition of any such liability on us or our subsidiaries could materially adversely affect our business, financial condition, results of operations and prospects.

In 2016 and 2017, the FAS conducted large-scale inspections of companies engaged in loading, unloading and storage of cargoes in ports of the Russian Federation concerning justification of applied tariffs for services. Based on the findings, a number of companies were found to have violated antimonopoly legislation in part of setting monopolistically high prices for services and were required to pay significant funds to the state budget. Our group companies which provide services of loading, unloading and storage of cargoes in ports were not subject to proceedings for violation of antimonopoly legislation in part of setting monopolistically high prices, however a possibility of new inspections remains. The FAS is also considering repeated introduction of government regulation of tariffs for services of loading, unloading and storage of cargoes in ports which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We own less than 100% of the equity interests in some of our subsidiaries. In addition, certain of our wholly-owned subsidiaries have previously had other shareholders. We and our subsidiaries have carried out, and continue to carry out, transactions among our companies which may be deemed controlling or controlled entities in relation to each other, as well as transactions with other parties which may be considered to be “interested party transactions” under Russian law. Since 2017, such transactions, generally, do not require prior consent of disinterested directors, disinterested independent directors or disinterested shareholders. However upon request of a sole executive body, a member of the collegial executive body, a member of the board of directors or a shareholder or group of shareholders holding in aggregate at least 1% of the voting shares, such prior consent must be obtained. The provisions of Russian law defining for which transactions a consent must be obtained are subject to different interpretations, and these transactions may not always be properly approved, including by former shareholders. We cannot make any assurances that our and our subsidiaries’ applications of these rules will not be subject to challenge by shareholders. Any such challenges, if successful, could result in the invalidation of transactions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, Russian law requires a three-quarters majority of the voting stock present at a general shareholders’ meeting to approve certain matters, including, for example, charter amendments, reorganizations, major transactions involving property in excess of 50% of the balance sheet value of the company’s assets, acquisition by the company of outstanding shares and certain share issuances. In some cases, minority shareholders may not give prior consent to interested party transactions requiring their approval or other matters requiring approval of minority shareholders or supermajority approval. In the event that these minority shareholders or a shareholder holding at least 1% of the voting shares were to successfully challenge past interested party transactions, or do not approve or give prior consent to interested party transactions or other matters in the future, we could be limited in our operational flexibility and our business, financial condition, results of operations and prospects could be materially adversely affected.

Minority shareholder lawsuits, if resolved against our group companies, could have a material adverse effect on our financial condition and results of operations.

Russian corporate law allows minority shareholders to bring claims against the company challenging decisions of its governing bodies. In particular, they are entitled to challenge decisions of the general shareholders’ meeting if such shareholder(s) did not participate in such meeting or voted against and this decision infringes such shareholder’s rights and (or) interests. A shareholder or shareholders holding at least 1% of the voting shares or a member of the board of directors may also challenge the interested party and major transactions. These features of Russian corporate law are often abused by minority shareholders, who can bring claims in local courts seeking injunctions and other relief for which, in some cases, we may not receive notice. Any such actions by minority shareholders, if resolved against our group companies, could have a material adverse effect on our business, financial condition, results of operations and prospects. See “Item 8. Financial Information — Litigation — Securities litigation.”

A majority of our employees are represented by trade unions, and our operations depend on good labor relations.

As of December 31, 2017, approximately 57% of all our employees were represented by trade unions. Although we have not experienced any business interruption at any of our companies as a result of labor disputes from the dates of their respective acquisition by us and we consider our relations with our employees to be good, under Russian law unions have the legal right to strike and other Russian companies with large union representation periodically face interruptions due to strikes, lockouts or delays in renegotiations of collective bargaining agreements. Our businesses could also be affected by similar events if our relationships with our labor force and trade unions worsen in the future. We have extended the industry agreements for coal and ore mining and smelting industries and have renegotiated most related collective bargaining agreements. If we are unable to prolong collective bargaining agreements on similar conditions in the future or our employees are dissatisfied with the terms of the collective bargaining agreements and undertake any industrial action, it could have material adverse effects on our business, financial condition, results of operations and prospects.

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

Because we are a holding company, our ability to pay dividends depends primarily upon receipt of sufficient funds from our subsidiaries. Under Russian law, dividends may be declared and paid only out of net profits calculated under the Russian accounting standards and as long as certain conditions have been met, including if the value of the net assets, calculated under the Russian accounting standards, is not less (and would not become less as a result of the proposed dividend payment) than the sum of the charter capital, the reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred shares. See “Item 10. Additional Information — Charter and Certain Requirements of Russian Legislation — Description of Capital Stock — Dividends.” Currently, some of our subsidiaries do not meet this criteria and cannot approve payment of, or pay dividends. See “— Risks Relating to the Russian Federation — One or more of our subsidiaries could be forced into liquidation on the basis of formal non-compliance with certain requirements of Russian law, which could materially adversely affect our business, financial condition, results of operations and prospects.”

Furthermore, the payment of dividends by our subsidiaries and/or our ability to repatriate such dividends may, in certain instances, be subject to taxes, statutory restrictions, retained earnings criteria, and covenants in our subsidiaries’ financing arrangements and are contingent upon the earnings and cash flow of those subsidiaries. See note 24 to the consolidated financial statements. In addition, loan agreements which we have restructured contain restrictions on the payment of dividends on our common and preferred shares. See “Item 8. Financial Information — Dividend Distribution Policy.”

Upon introduction of a system of recording the depositary’s rights to the shares underlying depositary receipts, the depositary is required to disclose information on ADS and GDS owners in order to exercise voting rights and receive dividends with respect to the shares underlying ADSs and GDSs.

Effective January 1, 2013, a system of recording the depositary’s rights to the shares underlying depositary receipts was introduced by the Federal Law No. 415-FZ of December 7, 2011, as amended on December 29, 2012 (“Federal Law No. 415-FZ”). Pursuant to the system, the underlying shares are no longer recorded at the depositary’s ‘owner’s account’ opened with a Russian custodian holding a ‘depo account of nominee holder’ with the issuer’s shareholder register. Instead, the underlying shares are now recorded at a ‘depo account of depositary programs’ opened with a Russian custodian which in its turn has a depo account of nominee holder opened with the central depositary. On November 6, 2012, the FFMS granted JSC National Settlement Depositary (“NSD”) the status of Russian central depositary. Starting from November 6, 2013, the depo accounts of depositary programs should be opened for depositaries, and shares represented by depositary receipts should be recorded in depo accounts of depositary programs.

In addition to the recording system, the Federal Law No. 415-FZ also sets forth obligations for a depositary to disclose information on depositary receipt owners and other legal entities exercising rights to depositary securities in order to exercise voting rights with respect to the shares represented by depositary receipts (“depositary receipt owners”). The CBR by its Directive No. 3680-U dated June 15, 2015 sets forth the requirements for the provision of information about the depositary receipt owners. Such information is provided to the issuer in the form of a list of persons who exercise the rights under the depositary receipts. The list is provided to the issuer by the foreign depositary which opens the depo account of depositary programs. The list is provided for the preparation and holding of a shareholders’ meeting. Furthermore, any obligations of the depositary to disclose information on depositary receipt owners in order to receive dividends were abolished effective January 1, 2014 pursuant to the Federal Law No. 282-FZ of December 29, 2012, as amended (“Federal Law No. 282-FZ”). Under the Federal Law No. 282-FZ, the payment of dividends on the shares represented by depositary receipts is made to the foreign depositary which opens the depo account of depositary programs.

Currently, it is not clear whether the term ‘depositary receipt owner’ means a holder registered on the records of the depositary, a securities intermediary or a beneficial owner of a depositary receipt. As a result, the scope of the above reporting obligations, which may affect the rights of our ADS and GDS holders, also remains uncertain. We cannot assure you that the Federal Law No. 415-FZ and the other regulations by the CBR, to which the powers of the FFMS were delegated, will be compatible with the way in which depositary receipt programs were customarily operated in the past or with foreign confidentiality regulations, or that the requirements will not impose additional burdens upon the depositary, ADS and GDS holders or their respective securities intermediaries, any of which may cause investments in our ADSs to be seen as less attractive.

In addition, the Federal Law No. 282-FZ requires the foreign depositary to take all reasonable steps to provide information on depositary receipt owners to the issuer, state arbitrazh courts, the CBR and governmental investigative authorities upon their request, and depositary receipt owners may not refuse to provide such information in response to the depositary if so requested. The CBR is entitled to demand the depositary to cure any breach of such disclosure requirements, and if the depositary fails to cure, the CBR may suspend or limit any operations with depo accounts of depositary receipt program for up to six months with respect to the number of securities not exceeding the number of securities for which the obligation to provide information has not been fulfilled. It is unclear how the CBR will use these regulatory powers. Any suspension of or limitation on our ADS or GDS programs could have a material adverse effect on the value of the ADSs.

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

ADS holders have no direct voting rights with respect to the shares represented by the ADSs. They can only exercise voting rights with respect to the shares represented by ADSs in accordance with the provisions of the deposit agreements relating to the ADSs and relevant requirements of Russian law. Therefore, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps which are involved. Our charter require us to notify shareholders not less than 30 days prior to the date of any meeting of shareholders and at least 50 days prior to the date of an extraordinary meeting to elect our board of directors. Within specified time limits, a notice of the general shareholders’ meeting shall be published on our site www.mechel.ru in the information and telecommunication network Internet. It also may be brought to the attention of persons entitled to participate in the general shareholders’ meeting and registered in the register of shareholders by other means, including by post or delivery to each of the above persons against signature or via publishing in the newspaper Rossiyskaya Gazeta. As an additional way of notification, other mass media (television, radio) can be used. Our common shareholders, as well as our preferred shareholders in cases when they have voting rights, are able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

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

As of March 31, 2018, out of the 138,756,915 issued preferred shares, 40% are held by our wholly-owned subsidiary Skyblock Limited, the remaining preferred shares are held by the public and may be held by James C. Justice II, James C. Justice III, James C. Justice Companies Inc. and Jillean L. Justice (collectively, the “Justice persons”). The Justice persons disposed or may dispose of all or part of the remaining preferred shares they held through one or more offerings or broker trades. It is also possible that we may decide to offer additional preferred shares and preferred ADSs through public offering or broker trades in the future, including preferred shares held by Skyblock Limited. Additional offerings or sales of preferred shares and preferred ADSs by us or the Justice persons, or the public perception that such offerings or sales may occur, could have an adverse effect on the market price of our preferred shares and preferred ADSs.

Risks Relating to the Russian Federation

Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in developed or other emerging markets could have a material adverse effect on our business and could cause the value of our shares and ADSs to fluctuate widely.

Investors in emerging markets such as the Russian Federation should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that the value of securities of Russian companies is subject to rapid and wide fluctuations due to various factors. The emergence of new tensions between Russia and other countries, imposed sanctions by the Russian Federation on some countries and vice versa may lead to outflow of the investors from the market, quick and huge sales of Russian assets which will result in reductions in the price of Russian securities. We cannot assure you that any such developments will not have a material adverse effect on our business, financial condition, results of operations and prospects, and the value of our shares and ADSs is expected to be highly volatile while tension between Russia and other countries remains unresolved and/or the Russian economy continues to deteriorate.

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

For example, the Russian Federation was involved in armed conflict with Georgia in August 2008, and differing views on the Georgia conflict have had an impact on the relationship between the Russian Federation, the European Union, the United States and certain former Soviet Union countries. In addition, the relationship between Ukraine and the Russian Federation has in the recent past been subject to significant strain for a number of reasons, including Ukraine’s failure to pay and accumulation of payment arrears relating to the supply of energy resources, Ukraine’s possible accession to NATO and the European Union. More recently, Russia’s relations with Ukraine have reached an historic post-Soviet low point following renewed political instability in Ukraine that resulted in the departure from office of Mr. Yanukovich (Ukraine’s former president), Russia’s role in the subsequent accession of Crimea and Sevastopol to Russia, and widespread accusations that Russia is actively involved in or otherwise supporting insurgents in eastern Ukraine in their struggle against Ukraine’s central authorities. This has resulted in a substantial deterioration in Russia’s relations with the United States, the European Union and other countries such as Canada, Japan and Australia, and has led to the imposition of sanctions against certain Russian individuals and entities and has contributed to certain volatility in the Russian economy and a deterioration in Russia’s macroeconomic condition and prospects. See “— Risks Relating to the Russian Federation — The political and economic crisis in Ukraine as well as other politically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof by the United States and the European Union may have a material adverse effect on our business, liquidity and financial condition, as well as the trading market for and value of our shares and ADSs.” More recently in March 2018, more than 140 Russian diplomats were expelled worldwide and Russia in turn announced the expulsion of 60 American diplomats and the closure of the United States consulate in Saint Petersburg, Russia. If any of these tensions intensify or new tensions emerge between the Russian Federation and Ukraine, Georgia, the European Union, the United States or any other countries, leading potentially to the imposition of further trade sanctions or embargoes, the Russian economy will likely experience further volatility and deterioration.

In September 2015, the Russian Federal Council approved the use of Russian forces in Syria, following a formal request from the Syrian government. Operations in Syria commenced in late September 2015. In December 2017, the Russian President ordered to start partially reverting the operations in Syria, nevertheless, the Russian military contingent is still involved in operations which take place in Syria. Furthermore, in November 2015, the Turkish air force shot down a Russian strike aircraft over the territory of Syria, which resulted in tensions between Russia and Turkey and led to imposition of wide range of sanctions by Russia against Turkey, which were partially removed in the second half of 2016 and in 2017.

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

In part as a result of political tensions, international sanctions, ruble volatility and drop in the oil price, in January 2015, Standard & Poor’s lowered the long- and short-term Russian Federation’s foreign currency rating to “BB+/B” from “BBB-/A-3” and local currency rating to “BBB-/A-3” from “BBB/A-2,” both with a negative outlook. In September 2016, Standard & Poor’s confirmed the Russian Federation’s ratings and revised the outlook from negative to stable. In March and September 2017, the Russian Federation’s ratings were confirmed at previous levels (“BB+/B” for foreign currency and “BBB-/A-3” for local currency) with outlook changed to positive. In February 2018, Standard & Poor’s raised the Russian Federation’s ratings to “BBB-/A-3” for foreign currency and “BBB/A-2” for local currency, both with a stable outlook. In January 2015, Moody’s Investors

Service lowered Russia’s government bond rating to Baa3 from Baa2, further downgrading it in February 2015 to Ba1, with a negative outlook. In February 2017, Moody’s confirmed Russia’s Ba1 rating and revised the outlook from negative to stable and further revised the outlook from stable to positive in January 2018. In January 2015, Fitch downgraded the Russian Federation’s long-term foreign and local currency Issuer Default Rating to “BBB-” with a negative outlook. In October 2016, Fitch confirmed the Russian Federation’s ratings and revised the outlook from negative to stable. In March and September 2017, the Russian Federation’s ratings were confirmed at “BBB-” with a change in outlook to positive. In February 2018, Fitch reconfirmed the Russian Federation’s ratings.

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

In connection with the events in Ukraine, the United States and the European Union (as well as certain other countries) have imposed sanctions on certain Russian and Ukrainian persons and entities. Furthermore, the United States contemplate to implement further legislation to impose sanctions on Russia, including in connection with the alleged interference into the 2016 U.S. Presidential election, as of the date hereof the discussions are still ongoing.

The current sanctions regime is a result of multiple extensions by the U.S. and EU in the term and scope of sanctions, the most recent of which were taken in March 2018 (in relation to both, the EU and the U.S. sanctions). It is currently unclear how long these sanctions will remain in place and whether new sanctions may be imposed. In addition, on August 2, 2017, President Trump signed into law the Countering America’s Adversaries Through Sanctions Act (the “Act”) that includes additional sanctions against Russian entities. The Act, inter alia, (a) codifies the existing sanctions against Russia established by former President Obama’s executive orders, (b) reduces the permitted terms of financing under the existing sectoral sanctions and further restricts supplies of equipment to certain Russian energy companies, (c) allows the U.S. President to extend sectoral sanctions to further sectors of the Russian economy (such as railways, mining and metals) and introduce additional sanctions against new persons, (d) provides for imposing a set of “secondary sanctions,” which target activities of non-U.S. persons, such that foreign persons who engage in certain activities in Russia (in relation to, inter alia, construction, modernization and repair of energy export pipelines, intelligence and defense sectors, sanctions evasion, privatizations and activities that undermine the cybersecurity of any person or government) now face the prospect of adverse economic consequences from the United States in the form of a denial of U.S. benefits. The sanctions package may have a material adverse effect on the Russian financial markets and investment climate and the Russian economy generally.

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

Furthermore, certain entities within our group are EU persons. These entities are therefore required to comply with the EU sanctions regime, including not conducting business with any sanctioned persons. Most of the group’s entities, however, are neither U.S. persons nor EU persons, and therefore are restricted in dealings with sanctioned persons only to the extent those dealings are subject to U.S. and/or EU jurisdiction. However, the United States takes a broad view with respect to its sanctions jurisdiction, and there can be no assurance that compliance issues under applicable U.S. and/or EU sanctions laws and regulations will not arise with respect to us or our personnel. In particular, sanctions against Russia and Russian subjects are very recent, their scope and consequences remain subject to interpretation by competent authorities and courts in the United States and the European Union, and no assurance can be given that a broader interpretation may not affect any of the group entities. Non-compliance with applicable sanctions could result in, among other things, the inability of the relevant group entities to contract with U.S. and/or EU governments or their agencies, civil or criminal liability of such entities and/or their personnel under U.S. and/or EU law, the imposition of significant fines, and negative publicity and reputational damage. In addition, should our dealings with sanctioned counterparties become material, our ability to transact with U.S. or EU persons could be affected. As a result, our ability to raise funding from international financial institutions or the international capital markets may be inhibited.

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

Moreover, if we become subject to U.S. or EU sanctions, we may become unable to deal with persons or entities bound by the relevant sanctions, including international financial institutions and rating agencies, transact in U.S. dollars, raise funds from international capital markets, acquire equipment from international suppliers, or access our assets held abroad. Should any sector in which we operate become subject to so-called “sectoral sanctions,” in either of the United States or the European Union, the relevant clearing systems, brokers and other market participants as well as the New York Stock Exchange (“NYSE”) may refuse to permit trading in or otherwise facilitate transfers of the ADSs. Furthermore, investors in our shares or ADSs may be restricted in their ability to sell, transfer or otherwise deal in or receive distributions with respect to our shares or ADSs, either because the investor or (in the case of ADSs) the depositary is subject to the jurisdiction of an applicable sanctions regime, which could make such shares or ADSs partially or completely illiquid and have a material adverse effect on their market value.

An expansion of sanctions as set forth above would likely have a material adverse impact on our business, financial condition, results of operations or prospects.

Economic risks

Economic instability in Russia could adversely affect our business and the value of our shares and ADSs.

The Russian economy has experienced various risks in the past, including high state debt, high interest rates, devaluation of the national currency and others, as well as positive trends, such as annual increases in the gross domestic product (“GDP”), a relatively stable ruble, strong domestic demand, rising real wages and reduced rates of inflation. However, the positive trends were interrupted by the global financial crisis in late 2008, which led to a substantial decrease in the GDP’s growth rate, ruble depreciation and a decline in domestic demand. The Russian government took certain anti-crisis measures using the “stabilization fund” and hard currency reserves in order to soften the impact of the economic crisis on the Russian economy and support the value of the ruble. The emerging market economies, including Russia, began to experience a new economic slowdown in 2013, which together with political and other disturbances in emerging markets have introduced additional uncertainty in the overall outlook for growth of the global economy. Growth in the Russian economy has slowed down considerably, recording GDP decline of 3.7% in 2015 and 0.2% in 2016, according to Rosstat. In 2017, GDP recorded growth of 1.5%, according to Rosstat. The deterioration of Russian economy in recent years is resulted from an array of factors, including negative investor sentiment arising from the disturbances in eastern Ukraine, international sanctions imposed on Russian companies and individuals, substantial depreciation of the ruble against major world currencies and the precipitous drop in oil prices. See “— Risks Relating to the Russian Federation — The political and economic crisis in Ukraine as well as other politically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof by the United States and the European Union may have a material adverse effect on our business, liquidity and financial condition, as well as the trading market for and value of our shares and ADSs.” Further economic instability in Russia could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

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

Despite progress achieved in recent years, the Russian banking system suffers from international sanctions imposed against state-owned banks, weak depositor confidence, high concentration of exposure to certain borrowers and their affiliates, poor credit quality of borrowers and related party transactions. In response to ruble depreciation and decline in Russian economy the CBR progressively increased its key rate in 2014 from 5.5% to 17%, which resulted in substantial volatility and liquidity shortages on the domestic financial and interbank market. The CBR proceeded to gradually reduce its key rate to 7.25% throughout 2015-2018 and introduced other measures aimed at supporting Russian banking system. Although these measures resulted in partial stabilization of the banking system and assisted some Russian banks in withstanding the recent volatility on the currency and financial markets, the Russian banking system continues to experience financial difficulties and could continue to worsen in the near future due to the impact of international sanctions and general instability of global and Russian economy and domestic financial market. Certain Russian banks have in the past experienced difficulties that have caused them to become insolvent and have their licenses revoked, such as most recently the Bank Yugra, or to recognize large loan impairment provision losses that required steps to replenish their capital, as in the case of the Promsvyazbank, Bin Bank and Otkritie Bank.

A banking or liquidity crisis or the bankruptcy or insolvency of the banks which lend to us or we use for banking transactions could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

The global economic crisis, social and political instability in some Middle East countries and in Ukraine, Chinese economic slowdown followed by Chinese market’s crash and decline in demand and dramatic fall in oil prices and other negative developments in various countries have resulted in increased volatility in the capital markets in many countries, including Russia. As has happened in the past, financial problems in emerging market economies or an increase in the perceived risks associated with investing in emerging market economies could dampen foreign investment in Russia, and Russian businesses could face severe liquidity constraints, further materially adversely affecting the Russian economy. In addition, because Russia produces and exports large amounts of oil, the Russian economy is especially vulnerable to the price of oil on the world market and a decline in the price of oil or international sanctions against the Russian oil industry could slow or disrupt the Russian economy or undermine the value of the ruble against foreign currencies. During the period from December 15, 2014 to December 14, 2015, the average price for Urals crude oil in the Mediterranean and Rotterdam petroleum markets fell by 24.6%, from $381.8 per tonne to $287.7 per tonne, according to the Ministry of Economic Development of the Russian Federation. Although during the period from December 15, 2015 to December 14, 2016 the average price for Urals crude oil has risen by 47.3% and has further risen by 19.0% during the period from December 15, 2016 to December 14, 2017, prices for petroleum feedstock remain volatile. The ruble’s value against major world currencies has fallen significantly in 2015 and although ruble has recovered during 2016 and 2017 it still remains volatile. See “Item 3. Key Information — Exchange Rates.” Russia is also one of the world’s largest producers and exporters of metal products and its economy is vulnerable to fluctuations in world commodity prices and the imposition of international sanctions, tariffs and/or antidumping measures by any of its principal export markets.

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

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the EU in a national referendum. In early February 2017, the parliament of the United Kingdom voted in favor of advancing legislation that would give the Prime Minister the authority to initiate the formal process of leaving the EU. On March 29, 2017, the Prime Minister of the United Kingdom signed the letter that gives an official notice to European Council in accordance with Article 50 of the Treaty on European Union of the United Kingdom’s intention to withdraw from the European Union, beginning a legal process of leaving the EU. As a result, there remains significant uncertainty about the future relationship between the United Kingdom and the EU. In addition, the recent U.S. presidential election, as a result of which the Republican party nominee, Donald Trump, became the next president of the United States, may impact the financial markets and lead to greater uncertainty on the status of trade relations between the U.S. and some of its largest trade partners, including the U.S.’s existing trade agreements. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to fund their capital and liquidity requirements and operate in certain financial markets. Any of these factors could depress economic activity, commodities markets and restrict access to capital, which could result in the global economic conditions deterioration.

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

Currently the Russian labor market suffers from a general shortage of skilled and trained workers, and we compete with other Russian companies to hire and retain such workers. In Russia, the working age population has declined due to a relatively low birth rate at the end of the 1980s and through the early 1990s. As of January 1, 2018, Rosstat estimated Russia’s population at 146.9 million, a decline of 1.6 million from 1992. In recent years, declines in population levels slowed down as a result of an increase in migration and a reduction in the natural decline of the population; in 2014-2017, the population level in fact increased. However, the birth rate remains relatively low, which together with the aging and high mortality of the population, is the main problem of Russia’s demographic development. Russia’s working age population is estimated to decline by 10-13 million by 2025. A shortage of skilled Russian labor combined with restrictive immigration policies could materially adversely affect our business, financial condition, results of operations and prospects.

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

Russia is still developing the legal framework required to support a market economy. The following weaknesses relating to the Russian legal system create an uncertain investment climate and result in risks with respect to our legal and business decisions:

•	inconsistencies between and among the Constitution, federal laws, presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;

•	rapid enactment of many laws and regulations resulting in their ambiguities and inconsistencies;

•	continuing reforms in almost all legal matters;

•	conflict of corporate and securities laws, significant changes in the regulatory framework;

•	substantial gaps in the regulatory structure due to the delay or absence of implementing legislation;

•	the relative inexperience of judges in interpreting legislation and contradictory judicial interpretations of the law;

•	the lack of full independence of the judicial system;

•	a high degree of discretion or arbitrariness on the part of governmental authorities; and

•	still-developing bankruptcy procedures that are subject to abuse. See “— Risks Relating to Our Financial Condition and Financial Reporting — We may become subject to bankruptcy procedures, which may result in the inability of holders of our shares and ADSs to recover any of their investments.”

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

Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. For example, under Russian corporate law, if a Russian company’s net assets calculated on the basis of the Russian accounting standards at the end of its third or any subsequent financial year, fall below its share capital, the company must decrease its share capital to the level of its net assets value or initiate a voluntary liquidation. In addition, if a Russian company’s net assets calculated on the basis of the Russian accounting standards at the end of its second or any subsequent financial year, fall below the minimum share capital required by law, the company must initiate voluntary liquidation not later than six months after the end of such financial year. If the company fails to comply with either of the requirements stated above within the prescribed time limits, the company’s creditors may accelerate their claims and demand reimbursement of applicable damages, and governmental authorities may seek involuntary liquidation of the company. Certain Russian companies have negative net assets mainly due to very low historical asset values reflected on their balance sheets prepared in accordance with the Russian accounting standards; however, their solvency, i.e., their ability to pay debts as they become due, is not otherwise adversely affected by such negative net assets. Currently, we have the following subsidiaries with total liabilities greater than total assets: Mechel-Steel Management, Mechel Trading House, Kaslinsky Architectural Art Casting Plant, Port Kambarka, VtorResource, Metallurgshakhtspetsstroy, Southern Kuzbass Coal Company, Mechel Mining Management, Shakhtspetsstroy, Resurs-Ugol, Romantika, Port Mechel Vanino, Sky-Extra, Mechel-Remservice, Mechel-BusinessService, Maritime Cargo Shipping, Mecheltrans Management, MecheltransVostok, Izhstal, Mecheltrans Auto and Mechel Vtormet.

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

As a general rule, Russian law provides that shareholders that vote against or do not participate in voting on certain matters have the right to request that the company redeem their shares at value determined in accordance with Russian law. The decisions of a general shareholders’ meeting that trigger this right include:

•	decisions with respect to a reorganization;

•	consent or subsequent approval by shareholders of a “major transaction,” which involves property in excess of 50% of the balance sheet value of the company’s assets calculated according to the Russian accounting standards, regardless of whether the transaction is actually consummated (including those which are simultaneously interested party transactions), except for transactions undertaken in the ordinary course of business;

•	the amendment of the company’s charter or approval of a new version of the company’s charter that limits shareholder rights; and

•	the amendment of the public company’s charter which eliminates indication that the company is public, simultaneously with the decision on applying to the CBR on release from obligation to disclose information under the laws of the Russian Federation on securities and the decision on applying for delisting of shares and securities convertible into shares.

Our and our Russian subsidiaries’ obligation to purchase shares in these circumstances, which is limited to 10% of our or the subsidiary’s net assets, respectively, calculated in accordance with the Russian accounting standards at the time the matter at issue is voted upon, could have a material adverse effect on our business, financial condition, results of operations and prospects due to the need to expend cash on such obligatory share purchases.

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

Since May 2009, in connection with the proposal expressed by the Russian President in his Budget Message regarding the budget policy for 2010-2012, an overhaul of the anti-avoidance mechanism of double tax treaties has begun. In November 2014, Russian legislation was significantly revised in order to prevent unlawful use of low-tax jurisdictions for tax evasion in the Russian Federation. The amendments in the legislation set out the rules for the taxation of income of a foreign organization that is deemed to be a controlled foreign company. A foreign organization is recognized as a controlled foreign company if it is not a tax resident of the Russian Federation and the participation interest of the controlling legal entities or individuals in the organization is more than 25%. The transition period provides for a gradual reduction in the size of non-taxable profit, in particular, 50 million rubles, 30 million rubles and 10 million rubles for 2015, 2016 and 2017 and thereafter, respectively. Starting with the profits of controlled foreign companies for 2015, these changes in tax regulations could increase the tax burden on companies which are recognized to be controlling of foreign companies. In addition, Russian companies are required to disclose information about controlled foreign companies to the Russian tax authorities. All of these measures are intended to ensure the transparency of economic transactions, including foreign trade transactions. Disclosure of beneficial ownership, beneficial recipients of income and tax residence of legal entities at their actual place of business is, according to the new legislation, a prerequisite for the application of tax preferences, including reduced tax rates under international double tax treaties. In July 2015, the Convention on Mutual Administrative Assistance in Tax Matters became effective. The Convention provides for the potential exchange of tax information, including simultaneous tax inspections with Member States of the Council of Europe and member countries of the Organization for Economic Co-operation and Development (OECD), which signed the convention, as well as for assistance in the collection of taxes on their territories. Furthermore, starting from June 30, 2014, the Federal Law No. 173-FZ entered into force, which regulates the procedure of interaction of financial market entities with foreign tax authorities, primarily within the bounds of the U.S. law Foreign Account Tax Compliance Act (FATCA).

On November 16, 2011, the Russian President signed the Law on Amendment of Part One and Part Two of the Tax Code of the Russian Federation in Connection with the Formation of a Consolidated Group of Taxpayers. The main provisions of the law came into force on January 1, 2012. The law provides for formation of a consolidated group of taxpayers for the purposes of profit tax calculation and payment on the basis of the combined business performance of the members of such group. However, the law sets forth a number of requirements for the formation of a consolidated group of taxpayers. Starting from 2013, 16 companies of our group have formed a consolidated group of taxpayers, with Mechel being a responsible party. The formation of the consolidated group of taxpayers allowed us to determine the taxable income with profit and loss offset of all the companies included in the consolidated group of taxpayers and to pay profit tax from total aggregate income under the consolidated group of taxpayers, starting from January 1, 2013. In 2014, there have been some changes in the composition of the consolidated group of taxpayers as a result the number of members has increased to 20 companies. Due to changes in Russian tax legislation, the consolidated tax base does not include any profit received from controlled foreign companies by a member of the consolidated group of taxpayers (such member being the controlling entity of such controlled foreign companies and the responsible party for paying profit tax in respect of the profits of controlled foreign companies irrespective of the profit tax of the consolidated group of taxpayers).

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

In 2017, due to changes in Russian tax legislation, the order of set-off of tax loss accumulated by Russian companies, including companies within the consolidated group of taxpayers significantly changed. Such changes may lead to an increase in the Mechel’s tax burden. During the period from 2017 to 2020, the amount of recognized loss for previous tax periods cannot exceed 50% of the tax base of the current period. Since 2021, this limitation will cease to apply and the recognition of accumulated losses in full will be possible again. At the same time, the current 10-year limit on the transfer of losses is cancelled.

The limitation in the amount of recognized loss is also applied to the members of the consolidated group of taxpayers with respect to current year loss of its members. Such limitation equals to 50% of the consolidated tax base of the consolidated group of taxpayers for the current reporting (tax) period. In respect of losses incurred in previous tax periods (before January 1, 2017), the consolidated tax base of the current tax period may be reduced by the amount of such losses, but also by no more than 50%. These changes in accounting the loss of the consolidated group of taxpayers increase the tax burden on companies included in the consolidated group of taxpayers.

In addition, application of current Russian thin capitalization rules and the developing negative court practice on such disputes, especially at the level of the Presidium of the Supreme Arbitrazh Court of the Russian Federation and the Supreme Court of the Russian Federation, may require us to withhold dividend taxes in Russia upon payment of interest on loans. In particular, taking into account the requirements of Russian law and negative court practice on thin capitalization, part of the interest on borrowings of our subsidiaries which are either received from Mechel or received from independent banks and guaranteed by Mechel may be classified as dividends and may not be treated as expenses for tax purposes under certain conditions provided by thin capitalization rules. In February 2016, a law which significantly changes the current approach to thin capitalization rules application was adopted. We believe that thin capitalization rules are not applicable to Mechel’s loans starting from May 2016. However, there could be no assurance that in case of change of the existing thin capitalization rules and the applicable practice we will not be subject to the risks specified above.

In accordance with amendments to the Russian Tax Code which entered into force on November 30, 2016, the tax authorities are entitled to seek in court payment of taxes by the company’s dependent persons, including dependent individuals, for example, the owners, founders or shareholders of such company, if these persons received cash or property from the company which has outstanding tax amounts within the amounts received by them. Taking into account the requirements of Russian law and negative court practice at the level of the Constitutional Court of the Russian Federation, there could be no assurance that we will not be subject to the risks specified above.

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

Differences in interpretation of transfer pricing rules in the jurisdictions in which we operate, as well as the lack of developed law enforcement practice with regard to the Russian transfer pricing rules expose our business to the risk of significant additional liabilities.

Transfer pricing rules control related party transactions pricing. The fundamental principle of the rules is the ‘arm’s length’ principle, according to which organizations must enter into transactions with related parties on the same terms as they would enter into transactions with independent parties.

Transfer pricing rules apply in most countries in which we operate. Many countries participating in the OECD employ a unified approach to transfer pricing, however in certain jurisdictions, including Russia, transfer pricing rules have some specifics. As such, the tax authorities of different countries can take advantage of the ambiguous interpretation of transfer pricing rules which can lead to claims on their part or additional tax inspections. The Russian transfer pricing rules that entered into force on January 1, 2012 should help to achieve consistency between domestic rules and the OECD principles.

The Russian transfer pricing rules require taxpayers to notify the tax authorities on controlled transactions that are performed from January 1, 2012. Controlled transactions mean any transactions between related parties both domestic and cross-border as well as certain transactions between unrelated parties. The rules introduce specific pricing methods, and documentation requirements for proving market prices. Currently established practice in applying the rules only starts to develop and in some cases decisions are being pronounced not in favor of taxpayers, therefore we cannot predict what effect the transfer pricing rules will have on our business. If the tax authorities impose significant additional tax assessments as a result of changes in transfer pricing regulation and we are unable to successfully challenge them in court or make symmetrical adjustments provided by these rules, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Furthermore, starting from July 2017 the Strategic Industries Law was amended so that production and sale of metals, alloys with special features or raw materials that are used in production of weapons and military equipment is also deemed a strategic activity. Considering the fact that the amendments are vague and ambiguous and may be construed broadly, certain other our group companies may be qualified as Strategic Companies.

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

Starting from 2015, the Land Code and a number of other legislative acts regulating the land use have been significantly amended in part concerning the procedure for allotment of land plots by public authorities to citizens and legal entities. Law enforcement practice, taking into account changes in the applicable legislation, is currently under development; therefore, risks associated with uncertainty of regulatory aspects of the allotment of land plots by public authorities exist.

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

Item 4. Information on the Company

Overview

We are a vertically integrated group with revenues of RUB 299,113 million in 2017, RUB 276,009 million in 2016 and RUB 253,141 million in 2015, with operations organized into three industrial segments: mining, steel and power, each of which has a management company that performs the functions of respective executive management bodies of the companies within the segment, as described below.

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

We have a network of overseas subsidiaries, branches, warehouses, service centers and agents to market our products internationally, and we have a Russian domestic steel retail and service subsidiary with regional offices in 45 cities throughout Russia.

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

Mining Segment

Our mining segment produces metallurgical coal (coking coal, PCI and anthracite), steam coal, iron ore and iron ore concentrate, coke and chemical products.

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

Korshunov Mining Plant operates two open pit iron ore mines and a concentrating plant located near Zheleznogorsk-Ilimsky, a town in the Irkutsk region in Eastern Siberia.

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

Our steel segment production facilities in Russia include one integrated steel mill, one steel-making mill, a wire products plant and stampings and forgings mill in the southern Ural Mountains, a wire products plant in northwestern Russia near the border with Finland and a ferrosilicon plant in Eastern Siberia. We also have a wire products plant in Lithuania.

Mechel-Steel Management, a wholly-owned subsidiary of Mechel, acts as the sole executive body of our main subsidiaries in the steel segment.

Our steel segment also includes our distribution network in Russia and abroad, which consists of Mechel Service and Mechel Service Global.

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
Vyartsilya Metal Products Plant
Moscow Coke and Gas Plant
Mechel Coke
Southern Kuzbass Coal Company
Izhstal
Chelyabinsk Metallurgical Plant
Bratsk Ferroalloy Plant
Yakutugol
Elgaugol
Mechel Corporate Headquarters
Korshunov Mining Plant
Mechel Nemunas
Port Kambarka
Urals Stampings Plant
Beloretsk Metallurgical Plant
Southern Kuzbass Power Plant
Port Temryuk
Port Posiet
Mining
Steel
Power
Port
Head office

Competitive Strengths

Our main competitive strengths are the following:

Leading mining and metals group by production volume with strong positions in key businesses

We are the second largest coking coal producer and the third largest coking coal concentrate exporter by volume in Russia.

In 2017, we were the second largest coking coal producer in Russia, with a 16.9% share of total coking coal production by volume, according to the Central Dispatching Department of Fuel and Energy Complex (“Central Dispatching Department”), a Russian information agency reporting on the fuel and energy industry. In 2017, our export sales of coking coal concentrate were the third largest by volume among Russian companies, according to Metals & Mining Intelligence (“MMI”), a private information and research company.

We have a large coal reserve base and a broad-range offering of high-quality metallurgical coals, as well as steam coals of various grades.

Our total coal reserves amounted to 2,972.3 million tonnes as of December 31, 2017, as accounted pursuant to SEC Industry Guide 7.

Our coal reserves allow us to supply steel producers and coke makers globally with a wide range of coal grades to make quality metallurgical coke or to use in PCI-assisted and sintering-assisted steel manufacturing. In addition to metallurgical coals, we supply steam coals of various grades. In particular, Southern Kuzbass Coal Company produces semi-hard and semi-soft coking coal, PCI, anthracite and steam coal. Most of the coal grades of Southern Kuzbass Coal Company are exported. Yakutugol produces low-volatile hard coking coal used by customers both in the Asia-Pacific region and in Russia, as well as steam coal which is sold domestically to local municipal services and electric power stations and for export. Elgaugol produces high-quality hard coking coal of high-volatile content and steam coal which are primarily supplied for export. The ability to serve our customers with a broad range of metallurgical and steam coal grades gives us a competitive advantage in entering the new markets and establishing long-term relationships with the customers.

By production volume we are Russia’s second largest producer of long steel products and Russia’s largest producer of wire products.

According to Metal Expert, a source for global steel and raw materials market news and analytics, in 2017 by production volume we were Russia’s second largest producer of long steel products (excluding square billets), second largest producer of reinforcement bars (rebar) and largest producer of wire rod. Our long steel products business has particularly benefited from the increased infrastructure and construction activity in Russia. Our share of Russia’s total production volume of rebar in 2017 was 17.9%, according to Metal Expert. According to Metal Expert and Chermet, a Russian ferrous metals industry association (“Chermet”), we are Russia’s fourth largest producer of special steel by production volume, accounting for 10.5% of Russia’s total special steel output in 2017. Our product range in special steel is broader and more comprehensive than other Russian producers, giving us an added advantage in our markets. According to Metal Expert, we are Russia’s largest producer of wire products by production volume, accounting for 21.5% of Russia’s total wire products output in 2017.

High degree of vertical integration

Our steel segment is able to source most of its raw materials from our group companies, which provides a hedge against supply interruptions and market volatility.

We believe that our internal supplies of coke, iron ore concentrate and ferrosilicon give us advantages over other steel producers, such as higher stability of operations, better quality control of end products, reduced production costs, improved flexibility and planning latitude in the production of our steel and value-added steel products and the ability to respond quickly to market demands and cycles. In 2017, we were fully self-sufficient with respect to coke and ferrosilicon; we were approximately 71% self-sufficient with respect to iron ore concentrate; and we satisfied approximately 29% of our electricity needs internally. We believe that the level of our self-sufficiency in raw materials gives our steel business a competitive advantage.

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

We own two seaports and a river port and we have our own rail rolling stock. Port Posiet in the Russian Far East, on the Sea of Japan, gives us easy access to the Asia-Pacific seaborne market and provides a delivery terminal for the coal mined by our subsidiaries Yakutugol and Elgaugol in Yakutia. We are in the process of the Port Posiet’s modernization, which enabled us to expand the cargo-handling capacity of the port up to 7.0 million tonnes per annum. Port Temryuk on the Sea of Azov, an inlet of the Black Sea basin, is primarily used for coal and metal transshipment and provides us access to the emerging market economies of the Black Sea and Mediterranean basins. Port Kambarka on the Kama River in the Republic of Udmurtia (a Russian administrative region also known as Udmurtia) is connected to the Volga River basin and the Caspian Sea, by canal to the Don River and the Sea of Azov, as well as by the Volga-Baltic Route to the Baltic Sea. As of December 31, 2017, our subsidiaries Mecheltrans and Mecheltrans Auto owned and leased 11,263 freight transportation units, including 11,218 railcars and 45 long-haul trucks that we use to ship our products.

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

One of the lowest-cost metallurgical coal producers

According to CRU International Limited (“CRU”), our hard coking coal operations are in the first quartile of the global business cost curve (FOB basis). In 2017, approximately 93% of our coking coal production was mined from open pit mines, which we believe is one of the highest rates among our Russian competitors. Open pit coal mining is generally considered safer, cheaper and faster than the underground method of mining. Most of our mines and processing facilities have long and established operating histories. We view strict cost management and increases in productivity as fundamental aspects of our day-to-day operations, and continually reassess and improve the efficiency of our mining operations.

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

Russia is our core steel market and we have significant domestic market shares in main types of carbon and special steel long products. We believe we have established a strong reputation and brand image for Mechel within Russia, just as we have with our international customers. The location of a number of our core steel segment assets in the southern Urals positions us advantageously, from a geographical and logistical perspective, to serve the areas in the west of the Urals as this region is a large consumer of long steel products in Russia, according to Metal Expert. The construction industry has been a major source of our revenue and we have captured a large portion of the market. According to Metal Expert, our share of Russia’s total production volume of rebar in 2017 was 17.9%.

Established distribution and sales platform

Our sales and distribution activities in relation to exports of mining products are conducted by our Swiss subsidiary Mechel Carbon. Mechel Carbon is customer oriented and experienced in the trade of metallurgical coals, coke and chemical products. Mechel Carbon sales accounted for 75.5% of our mining segment sales and 25.3% of our total sales in 2017.

We also have a distribution network consisting of Mechel Service and Mechel Service Global which conduct sales of our steel products in Russia, the CIS and Europe. Through our distribution network in Russia and the CIS we sell a whole range of steel products manufactured by our plants. In case of sales to the European Union, we focus on sales of high value-added products, primarily high-quality rolled steel products, forgings and structural shapes produced by our Urals plants, through Mechel Service Belgium. Our companies in Germany, Austria and the Czech Republic provide customers with a wide range of services for metal processing. Mechel Service and Mechel Service Global sales accounted for 49.6% of our steel segment sales and 28.6% of our total sales in 2017.

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

Our strategy is aimed at extracting the maximum value from our mining and steel assets. We intend to concentrate on efficiency improvements and modernization of the business lines, which we expect will increase the business’ overall profitability.

In the mining segment, we will continue to develop our existing coal reserves, particularly in order to sell more high-quality metallurgical coal and coal products to third parties. We intend to prioritize the development of the Elga coal deposit, one of the largest global metallurgical coal reserves. Our coking coal and iron ore production form a solid platform for our steel business. Steam coal can be used to feed our power generating business which enables us to market high value-added products, such as electricity and heat energy, and to increase the power self-sufficiency of our mining and steel segments. However, even as we develop our internal sourcing capability, we intend to adhere to our long-standing approach of purchasing inputs from third party suppliers and selling products, including raw materials, to domestic and international customers to create the most advantageous profit opportunities for our group.

In the steel segment, we plan to focus on the Russian rail, engineering and construction markets. The launch of the universal rail and structural rolling mill at Chelyabinsk Metallurgical Plant allowed us to widen our portfolio of high value-added products such as structural shapes and rails, as well as significantly improve our competitive advantage as a full product range supplier to the construction sector and as an important supplier to Russian Railways. In 2015, we successfully went through the certification of rail products resulting in obtainment of three certificates of conformity of the Customs Union. The increase in sales volume of the universal rolling mill products will occur along with the development and certification of new types of products and will enable us to realize the import substitution strategy. We intend to increase our group’s output and improve the quality of high value-added metal products in order to preserve our leadership in special and stainless steels and wire products in Russia. For some of these products, we hold a unique market niche, which serves as the basis for further improvement of our market share and growth of our customer base.

Our sales and distribution network provides us with a strong platform for further development of our sales. In the current economic situation, we are capable to quickly respond to changing market conditions and if necessary redirect deliveries of our products not only in Russia but abroad, thereby allowing us to obtain additional profit.

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

Mining Segment

Our mining segment produces coking coal and other types of metallurgical coal (anthracite and coal for pulverized, or finely crushed, coal injection (PCI)), steam coal, middlings, coking coal and steam coal concentrates, as well as coke and chemical products, iron ore and iron ore concentrate. Our mining segment also includes certain transportation and logistics facilities and engineering operations. Our coal operations consist of Southern Kuzbass Coal Company, Yakutugol and Elgaugol, which together produced 12.7 million tonnes of raw coking coal, 5.7 million tonnes of raw steam coal and 2.2 million tonnes of raw anthracite in 2017. Our coke operations consist of Moscow Coke and Gas Plant and Mechel Coke, which together produced 2.8 million tonnes of coke in 2017. Our iron ore operations consist of Korshunov Mining Plant which produced 8.0 million tonnes of iron ore and 2.5 million tonnes of iron ore concentrate in 2017.

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

Chemical products. Chemical products are hydrocarbon products obtained as a by-product of the production of coke. We produce chemical products in our subsidiaries Moscow Coke and Gas Plant and Mechel Coke. We offer our customers coal tar, coal benzene and other compounds. Worldwide, coal tar is used in diverse applications, including in the production of electrode pitch, pitch coke, coal-tar oils, naphthalene, as well as boiler fuel. Coal benzene is used by the chemical industry to produce chemical compounds used as raw materials in organic synthesis in the production of synthetic fibres, as well as in the paint and varnish industry.

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

Iron ore. At our Korshunov Mining Plant, ore is mined using the open pit mining method. Following a drilling and blasting stage, ore is hauled by dump trucks and dumping cars to the concentrating plant. At the concentrating plant, the ore is crushed and ground to a fine particle size, then separated into an iron ore concentrate slurry and a waste stream using wet magnetic separators. The iron ore is upgraded to a concentrate that contains about 62% elemental iron. Tailings are pumped to a tailings dam facility located adjacent to the concentrating plant. The concentrate is sent to disk vacuum filters which remove the water from the concentrate to reduce the moisture level, enabling shipment to customers by rail during warmer months; in colder periods the concentrate must be dried further to prevent freezing in railcars. Korshunov Mining Plant operates its own drying facility with a dry concentrate production capacity of up to 16,000 tonnes per day. In 2011-2012, Yakutugol obtained subsoil licenses for the Pionerskoye iron ore deposit, the Sutamskaya iron ore area and the Sivaglinskoye iron ore deposit in Yakutia.

Coal production

Our coal production consists of the following mines in Russia:

Subsidiary (Location)	Surface	Underground
Yakutugol (Sakha Republic, Russia)	Neryungrinsky Open Pit
Kangalassky Open Pit
Dzhebariki-Khaya Open Pit
Elgaugol (Sakha Republic, Russia)	Elga Open Pit
Southern Kuzbass Coal Company (Kuzbass, Russia)	Sibirginsky Open Pit Tomusinsky Open Pit Olzherassky Open Pit Krasnogorsky Open Pit	V.I. Lenina Underground Sibirginskaya Underground Olzherasskaya- Novaya Underground

Our coal mines are primarily located in the Kuznetsky basin, a major Russian coal-producing region, and in the Sakha Republic in Eastern Siberia.

The table below summarizes our run-of-mine (ROM) coal production by type of coal and location of mines for the periods indicated.

	2017		2016		2015
	Tonnes	% of Production	Tonnes	% of Production	Tonnes	% of Production
	(In millions of tonnes)(1)
Coking Coal
Yakutugol	7.3		8.9		7.8
Elgaugol	3.5		2.8		2.6
Southern Kuzbass Coal Company	1.9		2.5		3.4

Total Coking Coal	12.7	61.6%	14.2	62.7%	13.8	59.5%
Steam Coal
Yakutugol	1.0		1.0		1.4
Elgaugol	0.7		0.9		1.3
Southern Kuzbass Coal Company	4.0		4.2		4.2

Total Steam Coal	5.7	27.7%	6.1	26.8%	6.9	29.7%
Anthracite
Yakutugol	—		—		—
Elgaugol	—		—		—
Southern Kuzbass Coal Company	2.2		2.4		2.5

Total Anthracite	2.2	10.7%	2.4	10.5%	2.5	10.8%

Total Coal	20.6	100%	22.7	100%	23.2	100%

(1)	Volumes are reported on a wet basis.

The coking coal produced by our Russian mines is predominately low-sulfur (0.3%) bituminous coal. Heating values for coking coal range from 6,861 to 8,488 kcal/kg on a moisture- and ash-free basis. Heating values for steam coal range from 6,627 to 8,286 kcal/kg on a moisture- and ash-free basis.

The table below summarizes our saleable coal production by type of coal and location of mines for the periods indicated.

	2017		2016		2015
	Tonnes	% of Production	Tonnes	% of Production	Tonnes	% of Production
	(In millions of tonnes)
Coking Coal
Yakutugol	4.6	28%	5.9	30%	5.1	25%
Elgaugol	1.6	10%	1.6	8%	1.6	8%
Southern Kuzbass Coal Company	1.8	11%	3.1	16%	2.7	13%

Total Coking Coal	8.0	49%	10.6	54%	9.4	46%
PCI
Yakutugol	—	—	—	—	—	—
Elgaugol	—	—	—	—	—	—
Southern Kuzbass Coal Company	1.3	8%	1.4	7%	2.0	9%

Total PCI	1.3	8%	1.4	7%	2.0	9%
Anthracite
Yakutugol	—	—	—	—	—	—
Elgaugol	—	—	—	—	—	—
Southern Kuzbass Coal Company	1.5	9%	1.8	9%	2.1	10%

Total Anthracite	1.5	9%	1.8	9%	2.1	10%
Steam Coal
Yakutugol	2.7	17%	3.2	17%	3.5	17%
Elgaugol	1.2	7%	1.3	7%	1.6	8%
Southern Kuzbass Coal Company	1.7	10%	1.2	6%	2.0	10%

Total Steam Coal	5.6	34%	5.7	30%	7.1	35%

Total Coal	16.4	100%	19.5	100%	20.6	100%

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

The table below sets forth certain information regarding the subsoil licenses for our Yakutugol coal mines.

Mine	License (plot)	Area (sq. km)	Mining Method	Life of Mine	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Neryungrinsky Open Pit	12336 (Moshchny seam)	15.3	Open pit	2029	Dec 2024	In production	1979	Ownership
Kangalassky Open Pit	15017 (Kangalassk)	7.7	Open pit	2100	Dec 2027	In production	1962	Ownership
Dzhebariki-Khaya Open Pit	15061 (Dzhebariki-Khaya)	1.1	Open pit	2036	Dec 2023	In production	2017	Ownership

(1)	“In production” refers to sites that are currently producing coal.

The earliest production at our Yakutugol mines was in 1962, although we acquired these mines and license areas in October 2007. Neryungrinsky Open Pit produces low-volatile hard coking coal and steam coal which are sold primarily in the Asia-Pacific region and domestically. Neryungrinsky Open Pit has a railway spur connected to the Russian rail system, which is controlled by Russian Railways. Kangalassky Open Pit produces steam coal that is generally sold as fuel for boiler plants in Yakutia. It is accessible through an all-weather road from Kangalassy and through a highway from Yakutsk. Dzhebariki-Khaya Open Pit produces steam coal, most of which is sold to state housing and municipal services. Dzhebariki-Khaya Open Pit is accessible only by means of the Aldan River.

The table below summarizes ROM coal production of our Yakutugol mines by mine and type of coal for the periods indicated.

	2017		2016		2015
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production
	(In millions of tonnes)(1)
Coking Coal
Neryungrinsky Open Pit	7.3		8.9		7.8

Total Coking Coal	7.3	88.0%	8.9	89.9%	7.8	84.9%

Steam Coal
Neryungrinsky Open Pit	0.7		0.4		0.7
Dzhebariki-Khaya Open Pit(2)	0.2		0.4		0.5
Kangalassky Open Pit	0.1		0.2		0.2

Total Steam Coal	1.0	12.0%	1.0	10.1%	1.4	15.1%

Total Coal	8.3	100%	9.9	100%	9.2	100%

(1)	Volumes are reported on a wet basis.
(2)	The data included for the years ended December 31, 2016 and 2015 refers to Dzhebariki-Khaya Underground, mining operations of which were discontinued in August 2016.

The table below sets forth coal sales volumes of our Yakutugol mines by type of coal and destinations for the periods indicated.

Coal Type	Region	2017	2016	2015
		(In thousands of tonnes)
Coking coal	Asia	3,307.1	3,942.6	3,609.7
	Russia	786.2	1,136.1	894.5
	CIS	13.2	22.3	9.8
	Europe	2.2	19.1	0.5

Total		4,108.7	5,120.1	4,514.5
Steam coal	Russia	930.5	703.2	776.8
	Asia	498.1	622.5	124.7

Total		1,428.6	1,325.7	901.5
Middlings	Russia	1,087.9	1,758.9	1,647.9
	Asia	732.1	459.4	476.1

Total		1,820.0	2,218.3	2,124.0

Total		7,357.3	8,664.1	7,540.0

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

Our subsidiary Elgaugol was established on August 14, 2013 under the laws of the Russian Federation for raising project financing from Vnesheconombank. Elgaugol holds the subsoil license for the Elga coal deposit.

The table below sets forth certain information regarding the subsoil license for our Elgaugol mine.

Mine	License (plot)		Area (sq. km)	Mining Method	Life of Mine	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Elga Open Pit	03730	(Elga)	144.1	Open pit	2100	Dec 2033	In production	2011	Lease

(1)	“In production” refers to sites that are currently producing coal.

Elga Open Pit produces two types of coal: high-quality hard coking coal (high-volatile) and steam coal. It also produces middlings (by-product of the coking coal washing process). Coking coal and steam coal are sold primarily in the Asia-Pacific market with transshipment in ports of the Russian Far East.

The table below summarizes ROM coal production of our Elgaugol mine by type of coal for the periods indicated.

	2017		2016		2015
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production
	(In millions of tonnes)(1)
Coking Coal
Elga Open Pit	3.5		2.8		2.6

Total Coking Coal	3.5	83.3%	2.8	75.7%	2.6	66.7%

Steam Coal
Elga Open Pit	0.7		0.9		1.3

Total Steam Coal	0.7	16.7%	0.9	24.3%	1.3	33.3%

Total Coal	4.2	100%	3.7	100%	3.9	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth coal sales volumes of our Elgaugol mine by type of coal and destinations for the periods indicated.

Coal Type	Region	2017	2016	2015
		(In thousands of tonnes)
Coking coal	Asia	426.3	242.6	11.8

Total		426.3	242.6	11.8
Steam coal	Asia	1,088.8	1,429.2	1,201.5
	Russia	1.0	1.2	209.0

Total		1,089.8	1,430.4	1,410.5
Middlings	Asia	0.0	0.0	152.8

Total		0.0	0.0	152.8

Total		1,516.1	1,673.0	1,575.1

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

In October 2012, we launched a pilot seasonal washing plant for Elga Open Pit with a seasonal capacity of 2.0 million tonnes per annum. In late 2014, we completed the transfer of the pilot seasonal washing plant to year-round operation with a designed capacity of up to 2.7 million tonnes per annum.

Currently, Elga has an electricity substation with diesel power generators with a total installed capacity of 9 megawatts (“MW”). Federal Grid Company, the state-owned operator of the unified national electric grid, is installing high-voltage transmission lines to deliver electricity from the Zeysky hydro power plant located 270 kilometers from the site, and we are constructing electricity-receiving infrastructure capable of receiving of up to 134 MW. We expect to start receiving electricity from this power plant in the second quarter of 2018.

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

Southern Kuzbass mines

The Kuznetsky basin, or Kuzbass, is located in the southeastern part of Western Siberia and is one of the largest coal mining areas in the world, covering an area of around 70,000 square kilometers. Coal-bearing seams extend over an area of 26,700 square kilometers and reach a depth of up to 1,800 meters. Coal was discovered in 1721, and systematic mining started in 1851. During the Soviet era, Kuzbass was the second largest regional coal producer. According to the Central Dispatching Department, Kuzbass (Kemerovo region) now accounts for 59% of Russia’s total coal production.

All of our Southern Kuzbass mines are located in southeast Kuzbass around the town of Mezhdurechensk in the Kemerovo region, with the exception of the Yerunakovskaya mine area, which is located about 100 kilometers northwest of Mezhdurechensk.

The earliest production at our Southern Kuzbass mines was in 1953, although we acquired these mines and license areas starting in the 1990s. The Southern Kuzbass mines include four open pit mines and three underground mines: Sibirginsky Open Pit, Tomusinsky Open Pit, Olzherassky Open Pit, Krasnogorsky Open Pit, V.I. Lenina Underground, Sibirginskaya Underground and Olzherasskaya-Novaya Underground.

Our Southern Kuzbass mines and the related washing plants produce semi-soft and semi-hard coking coal, anthracite, PCI and steam coal. Our Kuzbass operations are connected by rail to the Trans-Siberian Mainline and substantially all products are shipped by rail. Products are generally shipped by rail to Russian customers, to northwestern Russian and Baltic ports for European customers, to Port Posiet and Port Vanino for export to Asia and to Port Temryuk for customers in the Black Sea and Mediterranean basins.

The table below sets forth certain information regarding the subsoil licenses for our coal mines in Kuzbass, all of which are held by our subsidiary Southern Kuzbass Coal Company, unless otherwise noted.

Mine	License (plot)	Area (sq. km)	Mining Method	Life of Mine	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Krasnogorsky Open Pit	14016 (Tomsk, Sibirginsk)	22.4	Open pit	2055	Jan 2021	In production	1954	Lease
	13367 (Sorokinsk, Tomsk, Sibirginsk)	2.8			Nov 2025	In production	2012	Lease
Olzherassky Open Pit	01374 (Raspadsk, Berezovsk, Sosnovsk)	10.1	Open pit	2050	Dec 2029	In production	1980	Lease
	12939 (Raspadsk)(2)	3.5			Dec 2024	Development	n/a	Lease
	12940 (Berezovsk-2, Berezovsk, Olzherassk)	4.8			Dec 2024	In production	2007	Lease
	01917 (Berezovsk Gluboky)	7.4			Aug 2035	Exploration and development	n/a	Lease
Tomusinsky Open Pit	13312 (Tomsk)(3)	6.7	Open pit	2028	Dec 2020	In production	1959	Lease
Sibirginsky Open Pit	13639 (Sibirginsk, Kureinsk, Uregolsk)	16.4	Open pit	2055	Dec 2032	In production	1970	Lease
	01557 (New- Uregolsk)	2.4			Apr 2031	In production	2011	Lease
Sibirginskaya Underground	12917 (Sibirginsk, Tomsk)	5.9	Underground	2058	Dec 2024	In production	2002	Lease
	15463 (Sibirginsk-2, Sibirginsk, Kureinsk)	0.9			Dec 2032	In production	2014	Lease
	01914 (Sibirginsk-3)	7.6			Aug 2035	Exploration and development	n/a	Lease
V.I. Lenina Underground	14060 (Olzherassk)	10.0	Underground	2050	Dec 2032	In production	1953	Lease
	01701 (Granichny, Olzherassk)	1.2			Feb 2033	Exploration and development	n/a	Lease, Ownership
Olzherasskaya-Novaya Underground	14199 (Raspadsk)	1.2	Underground	2035	Dec 2021	In production	2008	Lease
	01471 (Olzherassk-2, Raspadsk)	0.2			Jan 2030	In production	2010	Lease
	13366 (Razvedochny, Raspadsk)	14.6			Nov 2025	In production	2010	Lease
Yerunakovskaya-1 Underground (project)	13237 (Yerunakovsk-1, Yerunakovsk)(4)	8.4	Underground	2033	Jun 2025	Development	n/a	Lease
Yerunakovskaya-3 Underground (prospect)	13238 (Yerunakovsk-3, Yerunakovsk)(4)	7.1	Underground	2115	Jun 2025	Development	n/a	—
Olzherasskaya-Glubokaya Underground (prospect)	13365 (Olzherassk)(5)	19.2	Underground	2211	Nov 2025	Development	n/a	—
Usinskaya Underground (prospect)	14093 (Olzherassk)	3.6	Underground	2071	Dec 2033	Conservation	n/a	Ownership

(1)	“In production” refers to sites that are currently producing coal. “Development” refers to sites where preliminary work is being carried out. “Exploration and development” refers to sites where preliminary work and drilling for calculation of mineral reserves are being carried out. “Conservation” refers to sites where no mining activity is conducted, but measures for mine conservation are being taken.

(2)	We failed to commence commercial production in 2009 as required by the subsoil license due to unfavorable mine economics. We expect to commence production at the Raspadsk license area in the fourth quarter of 2018 provided coal prices recover sufficiently.
(3)	License held by Tomusinsky Open Pit, a subsidiary of Southern Kuzbass Coal Company.
(4)	We failed to commence commercial production in 2011 as required by the subsoil license due to unfavorable mine economics.
(5)	We failed to commence commercial production in 2012 as required by the subsoil license due to unfavorable mine economics.

The table below summarizes ROM coal production of our Southern Kuzbass mines by mine and type of coal for the periods indicated.

	2017		2016		2015
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production
	(In millions of tonnes)(1)
Coking Coal
Sibirginsky Open Pit	0.2		0.2		0.5
Tomusinsky Open Pit	0.4		0.8		0.8
V.I. Lenina Underground	0.5		0.8		0.4
Sibirginskaya Underground	0.4		0.2		1.1
Olzherassky Open Pit	0.4		0.5		0.6

Total Coking Coal	1.9	23.5%	2.5	27.5%	3.4	33.7%

Steam Coal
Krasnogorsky Open Pit	1.7		1.8		2.7
Sibirginsky Open Pit	0.3		0.3		0.5
Olzherassky Open Pit	0.0		0.0		0.0
Olzherasskaya-Novaya Underground	1.5		1.5		0.3
Tomusinsky Open Pit	0.5		0.6		0.7

Total Steam Coal	4.0	49.4%	4.2	46.1%	4.2	41.6%

Anthracite
Krasnogorsky Open Pit	2.2		2.4		2.5
Sibirginsky Open Pit	—		—		—
Olzherassky Open Pit	—		—		—
Olzherasskaya-Novaya Underground	—		—		—
Tomusinsky Open Pit	—		—		—

Total Anthracite	2.2	27.1%	2.4	26.4%	2.5	24.7%

Total Coal	8.1	100%	9.1	100%	10.1	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth Southern Kuzbass mines’ coal sales volumes by type of coal and destinations for the periods indicated.

Coal Type	Region	2017	2016	2015
		(In thousands of tonnes)
Coking coal	Russia	0.0	242.0	492.2
	Asia	261.7	179.3	227.4

Total		261.7	421.3	719.6
Anthracite	Europe	971.4	892.6	1,241.2
	Other	61.2	255.9	73.4
	Asia	256.3	224.9	321.7
	CIS	54.6	108.6	68.2
	Russia	52.1	32.6	42.3
	Middle East(1)	0.0	0.0	14.9

Total		1,395.6	1,514.6	1,761.7
PCI	Asia	1,433.6	1,571.9	1,684.3
	Europe	0.0	37.8	473.5
	Middle East(1)	31.2	10.4	91.5
	CIS	0.0	0.0	0.0
	Russia	0.0	0.0	4.7

Total		1,464.8	1,620.1	2,254.0
Steam coal	Asia	1,001.9	845.6	122.2
	Middle East(1)	8.9	44.9	96.7
	Russia	12.2	12.7	30.4
	Europe	36.7	4.6	11.6
	CIS	0.0	0.0	15.5

Total		1,059.7	907.8	276.4

Total		4,181.8	4,463.8	5,011.7

(1)	Includes Turkey only.

Coal washing plants

We operate six coal washing plants and one processing unit in Russia: four coal washing plants and one processing unit located near our coal mines in Southern Kuzbass, one coal washing plant located near Neryungrinsky Open Pit and one coal washing plant at Elga Open Pit.

Our four coal washing plants and one processing unit located near our coal mines in Southern Kuzbass have an aggregate annual capacity of approximately 17.3 million tonnes of ROM coal. These are Krasnogorskaya Washing Plant, Sibir Washing Plant, Tomusinskaya Washing Plant, Kuzbasskaya Washing Plant and Sibirginskaya Processing Unit. These washing plants have aggregate storage capacity for saleable products of 142,700 tonnes, of which 34% is covered storage.

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

In 2017, our washing plants enriched 18.4 million tonnes of our coal feedstock.

Coke and chemical products production

The following table lists the various types and grades of coke and chemical products we produce and sell. We also produce and sell coke gas.

Plant	Products
Moscow Coke and Gas Plant	Coke +60 mm, Coke +40 mm, Coke 25-40 mm, Coke nut 10-25 mm, Coke breeze 0-10 mm, Coal benzene, Coal tar, Coke gas
Mechel Coke	Coke +40 mm, Coke +25 mm, Coke 25-40 mm, Coke nut 10-25 mm, Coke breeze 0-10 mm, Coal benzene, Coal tar, Ammonium sulfate, Coke gas

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

The table below summarizes our production of coke, chemical products and coke gas for the periods indicated.

	2017	2016	2015
	(Coke and chemical products in thousands of tonnes) (Coke gas in millions of cubic meters)
Mechel Coke
Coke (6% moisture)	2,269	2,244	2,313
Chemical products	121	110	112
Coke gas	798	824	851
Moscow Coke and Gas Plant
Coke (6% moisture)	561	742	723
Chemical products	29	38	38
Coke gas	237	328	319
Total
Coke (6% moisture)	2,830	2,986	3,036

Chemical products	150	148	150

Coke gas	1,035	1,152	1,170

The table below summarizes our sales volumes of coke and chemical products for the periods indicated.

	2017	2016	2015
	(In thousands of tonnes)
Coke	771	894	985
Chemical products	140	146	155

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Moscow Coke and Gas Plant’s principal production area.

Production Area	Capacity in 2017	Capacity Utilization Rate in 2017	Planned Increase (2018-2020)
	(In thousands of tonnes)
Coke (6% moisture)	646	86.8%	—

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Mechel Coke’s principal production area.

Production Area	Capacity in 2017	Capacity Utilization Rate in 2017	Planned Increase (2018-2020)
	(In thousands of tonnes)
Coke (6% moisture)	2,844	79.8%	—

Our own production facilities purchase a substantial majority of our coke production. For the years ended December 31, 2017, 2016 and 2015, purchases of our coke by our own production facilities amounted to 1.9 million tonnes, 1.9 million tonnes and 1.9 million tonnes, respectively, which represented 71%, 68% and 66% of our total coke sales volumes (including intra-group sales) for those periods.

We purchase some coking coal from other producers in order to produce coke. The need to purchase coking coal from third parties for coke production varies from period to period, depending on customer demand for particular products and the availability of suitable coal grades from our own mines.

Iron ore and concentrate production

Our iron ore operations consist of Korshunov Mining Plant which operates Korshunovsky Open Pit, Rudnogorsky Open Pit and the Korshunovsky concentrating plant, and three subsoil licenses held by Yakutugol for the Pionerskoye iron ore deposit, the Sivaglinskoye iron ore deposit and the Sutamskaya iron ore area in Yakutia.

The Korshunovsky concentrating plant is located outside of the town of Zheleznogorsk-Ilimsky, 120 kilometers east of Bratsk in the Irkutsk region. Korshunovsky Open Pit is located near the concentrating plant and Rudnogorsky Open Pit is located about 85 kilometers to the northwest of the concentrating plant. We have operated these iron ore mines and the concentrating plant since 2003 when we acquired Korshunov Mining Plant. Both mines produce a magnetite ore (Fe3O4) and the concentrating plant produces iron ore concentrate with a standard iron content of 62%. Product is shipped by rail to our customers. All of the sites are served by regional public highways and a nearby federal motorway. The area is served by the Baikal-Amur Mainline, which connects the Trans-Siberian Mainline with China and Yakutia.

The table below sets forth certain information regarding the subsoil licenses for our iron ore mines, all of which are held by our subsidiary Korshunov Mining Plant.

Mine	License (plot)		Area (sq. km)	Mining Method	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Korshunovsky Open Pit	03333 (Korshunovsk	)	4.3	Open pit	Dec 2026	In production	1965	Lease
Rudnogorsky Open Pit	03334 (Rudnogorsk	)	5.3	Open pit	Jan 2028	In production	1984	Ownership

(1)	“In production” refers to sites that are currently producing iron ore.

The table below summarizes our ROM iron ore and iron ore concentrate production for the periods indicated.

	2017		2016		2015
Mine	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)
	(In millions of tonnes)(1)
Korshunovsky Open Pit	3.6	23.2%	4.1	23.6%	3.3	24.2%
Rudnogorsky Open Pit	4.4	26.2%	4.1	27.9%	4.5	30.6%
Total ore production	8.0	24.8%	8.2	25.8%	7.8	27.9%

Iron ore concentrate production	2.5	62.8%	2.7	62.8%	2.7	63.2%

(1)	Volumes are reported on a wet basis.

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

Product	2017	2016	2015	2017	2016	2015
	(In thousands of tonnes)(1)			(% of total sales, including intra-group)
Coking coal concentrate	4,796.8	5,784.0	5,246.0	60.4%	66.8%	63.9%
Steam coal and middlings	5,403.9	5,927.2	4,880.3	88.0%	84.7%	74.4%
PCI and Anthracite	2,865.0	3,139.0	4,066.7	93.1%	92.6%	94.0%
Iron ore concentrate	30.2	26.3	488.9	1.2%	1.0%	17.4%
Coke	770.6	893.5	984.8	28.7%	31.5%	33.8%
Chemical products	140.0	146.3	154.7	93.3%	96.4%	98.8%

(1)	Includes resale of mining segment products purchased from third parties.

The following table sets forth revenues by product, as further divided between domestic sales and exports (including as a percentage of total mining segment revenues) for the periods indicated. We define exports as sales by our Russian and foreign subsidiaries to customers located outside their respective countries. We define domestic sales as sales by our Russian and foreign subsidiaries to customers located within their respective countries. See note 26 to the consolidated financial statements.

	2017		2016		2015
Product	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In millions of Russian rubles, except for percentages)
Coking coal concentrate	43,656.4	43.6%	38,743.9	43.2%	27,209.6	33.7%
Domestic Sales	20.4%		21.6%		28.0%
Export	79.6%		78.4%		72.0%
Steam coal	13,446.7	13.4%	12,587.3	14.1%	7,236.0	9.0%
Domestic Sales	15.2%		17.1%		30.0%
Export	84.8%		82.9%		70.0%
PCI and Anthracite	21,436.7	21.4%	18,737.1	20.9%	24,989.9	31.0%
Domestic Sales	2.3%		1.3%		1.3%
Export	97.7%		98.7%		98.7%
Middlings	5,800.9	5.8%	5,189.8	5.8%	4,750.5	5.9%
Domestic Sales	43.2%		68.0%		55.2%
Export	56.8%		32.0%		44.8%
Coke	11,379.3	11.4%	9,341.5	10.4%	9,428.9	11.7%
Domestic Sales	47.8%		64.1%		53.9%
Export	52.2%		35.9%		46.1%
Chemical products	2,367.9	2.4%	1,988.0	2.2%	2,327.4	2.9%
Domestic Sales	59.6%		54.8%		55.4%
Export	40.4%		45.2%		44.6%
Iron ore concentrate	220.2	0.2%	125.9	0.1%	1,844.0	2.3%
Domestic Sales	100.0%		100.0%		7.6%
Export	0.0%		0.0%		92.4%
Other(1)	1,821.2	1.8%	2,934.6	3.3%	2,846.0	3.5%

Total	100,129.3	100.0%	89,648.1	100.0%	80,632.3	100.0%

Domestic Sales	22.2%		25.4%		25.9%
Export	77.8%		74.6%		74.1%

(1)	Includes revenues from transportation, distribution, construction and other miscellaneous services provided to local customers.

Marketing and distribution

In 2017, our Russian domestic sales were conducted directly by our own production facilities and our export sales were conducted by Mechel Carbon, based in Baar, Switzerland. We generally do not involve traders in the sales and distribution of our mining products and we have had long-standing relationships with end users of our mining products.

The following table sets forth percentage of sales by the regions in which our mining segment products were sold for the periods indicated.

Region(1)	2017	2016	2015
Asia	61.3%	58.2%	47.5%
Russia	22.2%	25.4%	25.9%
Europe	11.6%	11.3%	19.6%
CIS	2.5%	2.1%	2.7%
Middle East(2)	2.0%	0.8%	3.2%
United States	0.0%	0.3%	0.3%
Other	0.4%	1.9%	0.8%

Total	100.0%	100.0%	100.0%

(1)	The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.
(2)	Includes Turkey, the United Arab Emirates and Saudi Arabia.

The following table sets forth information about the five largest customers of our mining segment, which together accounted for approximately 37.6% of our total mining segment sales in 2017.

Customer	% of Total Mining Segment Sales	Product	% of Total Products Sales
POSCO	10.6%	PCI and Anthracite	22.1%
		Coking coal concentrate	13.3%
		Middlings	1.7%
Sojitz Corporation	9.7%	Coking coal concentrate	17.6%
		PCI and Anthracite	9.2%
		Steam coal	0.04%
Batek Resources	7.6%	Steam coal	50.3%
		Middlings	14.6%
MMK	5.0%	Coking coal concentrate	11.5%
		Iron ore concentrate	7.9%
ArcelorMittal	4.6%	PCI and Anthracite	21.5%

Domestic sales

We ship our coking coal concentrate from our coal washing facilities, located near our coal mines, by rail directly to our customers, including steel producers. In 2017, our largest domestic customer for our coking coal concentrate was MMK, accounting for 11.5% of our total coking coal concentrate sales and 5.0% of our total mining segment sales.

We sell coking coal concentrate domestically on the basis of annual framework contracts with monthly or quarterly adjustments to price and quantity.

We ship our steam coal from our warehouses by rail directly to our customers, which are predominantly local municipal services and electric power stations. Our supply contracts for steam coal are generally concluded with customers on a long-term basis with quantities and prices either fixed for the whole term or adjusted monthly. Some of our steam coal is consumed within our group; for example, sales of steam coal and middlings from our Southern Kuzbass Coal Company to our Southern Kuzbass Power Plant were 564.1 million rubles in 2017. In total, 179.0 thousand tonnes of steam coal was sold within our group in 2017. SUE HCS Sakha Republic

(Yakutia) is our largest domestic customer of steam coal, accounting for 6.6% of our total steam coal sales and 0.9% of our total mining segment sales in 2017.

Iron ore concentrate is shipped by rail directly from our Korshunov Mining Plant to customers. In 2017, iron ore concentrate was sold primarily within our group. We set our prices on a monthly basis which is in line with the current practice in the Russian market of iron ore feed.

The majority of coke is sold domestically to our subsidiaries Chelyabinsk Metallurgical Plant and Bratsk Ferroalloy Plant, which accounted for 71.3% of our total coke sales (including intra-group sales) by volume in 2017. Major third party customers include pig iron, steel and ferroalloy producers located in the Central Region and in the Urals of Russia. Generally, sales in Russia are conducted pursuant to framework agreements with monthly adjustments of quantities and prices.

Our subsidiary Mecheltrans is a railway freight forwarding company, which owns its own rail rolling stock, consisting of 1,866 open cars and 57 pellet cars, and leases 3,921 open cars, 127 hopper pellet cars and 243 dumpcars under operating leases and 5,004 open cars under finance leases. In 2017, Mecheltrans transported domestically approximately 23.8 million tonnes of our cargo, approximately 67.2% of which was comprised of coal and iron ore concentrate.

Export sales

We export coking coal concentrate, PCI and anthracite, steam coal and coke and chemical products.

In 2017, the largest foreign customer of our mining segment was POSCO, accounting for 10.6% of our total mining segment sales. POSCO purchases consisted of PCI, coking coal concentrate and middlings.

We were Russia’s third largest exporter of coking coal concentrate in 2017, according to MMI. Our exports of coking coal concentrate are primarily to China, Japan and South Korea. In 2017, Sojitz Corporation, POSCO, Baosteel Group Corporation, Yancheng Materials Group Co., Ltd. and Kobe Steel, Ltd. were our largest foreign customers of coking coal concentrate, accounting for 51.8% of our total coking coal concentrate sales and 22.6% of our total mining segment sales. Shipments are made by rail to seaports and further by sea, except for shipments to Eastern Europe and northeast China that are made only by rail.

Our exports of PCI and anthracite are primarily to Europe, South Korea, Japan and China, which together accounted for 92.9% of our total PCI and anthracite sales and 19.9% of our total mining segment sales in 2017. In 2017, our largest foreign customers of PCI and anthracite were POSCO, ArcelorMittal, Sojitz Corporation, Sumitomo Corporation and Mitsui & Co.

Our exports of steam coal are primarily to China, Japan and South Korea, which together accounted for 83.0% of our total steam coal sales and 11.1% of our total mining segment sales in 2017. In 2017, our largest foreign customers of steam coal were Batek Resources Limited, Sumitomo Corporation, Shandong Huanxin Products, Itochu Corporation and Dongseo Co., Ltd.

PCI, anthracite and steam coal are shipped to customers from our warehouses by rail and further by sea from Russian and Baltic ports.

In 2017, we used annual contracts for export sales of coal. Coal not shipped under annual contracts was sold on the spot market primarily to Chinese customers.

We export coke, including coke breeze, and chemical products primarily to Europe, which accounted for 31.1% of our total coke and chemical products sales and 3.5% of our total mining segment sales in 2017.

From Port Posiet we ship primarily coking coal concentrate, steam coal and PCI to Japan, South Korea and China. In 2017, our Port Posiet processed 5.9 million tonnes of coal; its warehousing capacity is limited to 200 thousand tonnes per month for one-time storage of no more than four grades of coal. In order to expand the cargo-handling capacity of the port we constructed a modern transshipment complex and put into operation a mechanized coal loosening complex. The first stage of the Port Posiet’s modernization enabled us to expand the cargo-handling capacity of the port up to 7.0 million tonnes per annum in 2016. Further modernization envisages the construction of deepwater berth and approach channel, as well as shiploader. The port’s proximity to roads and rail links to key product destinations and transshipment points in China and Russia make it a cost-effective link in the logistical chain for bringing our coal products to the market.

In 2017, Mecheltrans transported for export approximately 11.9 million tonnes of our cargo, approximately 88.4% of which was comprised of coal.

Market share and competition

Coal

According to the Central Dispatching Department, in 2017, the Russian coal mining industry was represented by 180 companies, which operated 61 underground mines and 119 open pit mines. As a result of the privatization of 1990s and subsequent mergers and acquisitions, the Russian coal mining industry has become more concentrated. Based on the Central Dispatching Department’s data and our estimates, the ten largest coal mining companies in Russia produced approximately 73% of the overall coal production volume in 2017.

According to data from the Central Dispatching Department, companies’ websites and our estimates, in 2017, we were the second largest coking coal producer in Russia, with a 16.9% share of total coking coal production by volume, and we had a 5.0% market share with respect to overall Russian coal production by volume. The following table lists the main Russian coking coal producers in 2017, the industrial groups to which they belong, their coking coal production volumes and their share of total Russian production volume.

Group	Company	Coking Coal Production (Thousands of Tonnes)	% of Coking Coal Production by Volume
EVRAZ plc	Raspadskaya PAO	11,435	13.5%
	Yuzhkuzbassugol Coal Company OAO	10,967	13.0%
	EVRAZ Total	22,402	26.5%
Mechel PAO	Yakutugol JSHC	7,312	8.6%
	Southern Kuzbass Coal Company PAO	3,517	4.2%
	Elgaugol OOO	3,466	4.1%
	Mechel Total	14,295	16.9%
Severstal PAO	Vorkutaugol AO	8,685	10.3%
Sibuglemet Holding	Mezhdurechye AO	4,251	5.0%
	Bolshevik Mine AO	1,224	1.5%
	Antonovskaya Mine AO	681	0.8%
	Sibuglemet Total	6,156	7.3%
UMMC	Kuzbassrazrezugol Coal Company OAO	6,155	7.3%
Other		26,813	31.7%

Total		84,506	100.0%

Source:	Central Dispatching Department, companies’ websites and our estimates.

According to Metal Expert, in 2017, we were the tenth largest steam coal producer in Russia, with a 1.6% share of total production by volume. The main Russian steam coal producers that occupy a substantial share in the Russian steam coal industry include SUEK, UMMC (Kuzbassrazrezugol Coal Company) and SDS-Coal, accounting for 56.4% of total steam coal production in 2017, according to Metal Expert.

In the domestic coal market, we compete primarily on the basis of price, as well as on the basis of the quality of coal, which in turn depends upon the quality of our production assets and the quality of our mineral reserves. Competition in the steam coal market is also affected by the fact that most power stations were built near specific steam coal sources and had their equipment customized to utilize the particular type of coal produced at the relevant local source. Outside of Russia, competition in the steam coal market is largely driven by coal quality, including volatile matter and calorie content.

Iron ore

The Russian iron ore market is generally characterized by high demand and limited sources of supply, with product quality as the main factor driving prices. According to Metal Expert, the market is dominated by relatively few producers, with the top three mining groups being Metalloinvest, NLMK and Severstal, representing 70.4% of total iron ore concentrate production. We were sixth in production volume in 2017 with 2.5 million tonnes of iron ore concentrate, representing 2.5% of total production of iron ore concentrate in Russia.

Mineral reserves

Our coal and iron ore reserves are based on exploration drilling and geological data, and are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Each year we update our reserve calculations based on actual production and other factors, including economic viability and any new exploration data. Our coal and iron ore reserves are presented in accordance with the criteria for internationally recognized reserve and resource categories of the “Australasian Code for Reporting Mineral Resources and Ore Reserves” (as amended) published by the Joint Ore Reserves Committee (“JORC”) of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and the Minerals Council of Australia (the “JORC Code”), and meet the standards set by the SEC in its Industry Guide 7. Information on our mineral reserves has been prepared by our internal mining engineers as of December 31, 2017. To prepare this information our internal mining engineers used resource and reserve estimates, actual and forecast production, operating costs, capital costs, geological plan maps, geological cross sections, mine advance maps in plan and cross section and price projections.

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

As of December 31, 2017, we had coal reserves totaling 2,972.3 million tonnes, of which approximately 76% was coking coal. The table below summarizes our coal reserves as of December 31, 2017.

Company	Proved Reserves(1)	Probable Reserves(1)	Total	% in Open Pit
	(In thousands of tonnes)
Yakutugol	189,215	555	189,770	100.0%
Elgaugol	1,731,897	503,461	2,235,358	100.0%
Southern Kuzbass Coal Company	521,284	25,849	547,133	79.1%

Total	2,442,396	529,865	2,972,261	96.2%

(1)	Reserves include adjustments for loss and dilution modifying factors.

The table below summarizes our reserves by coal type as of December 31, 2017.

Company	Category	Coking Coal	Steam Coal	Anthracite	Lignite	Total(1)
	(In thousands of tonnes)
	Proved	97,820	8,444	0	82,951	189,215
	Probable	263	292	0	0	555

Yakutugol	Total	98,083	8,736	0	82,951	189,770
	Proved	1,471,809	260,088	0	0	1,731,897
	Probable	462,257	41,204	0	0	503,461

Elgaugol	Total	1,934,066	301,292	0	0	2,235,358
	Proved	207,555	201,313	112,416	0	521,284
	Probable	18,529	7,217	103	0	25,849

Southern Kuzbass Coal Company	Total	226,084	208,530	112,519	0	547,133
	Proved	1,777,184	469,845	112,416	82,951	2,442,396
	Probable	481,049	48,713	103	0	529,865

Total		2,258,233	518,558	112,519	82,951	2,972,261

(1)	Reserves include adjustments for loss and dilution modifying factors.

The table below sets forth reserves attributable to our Yakutugol mines as of December 31, 2017.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)	Heat Value(3)	% Sulfur
	(In thousands of tonnes)			(In kcal/kg)
Neryungrinsky Open Pit(4)(5)	103,580	555	104,135	8,794	0.11 - 0.30
Kangalassky Open Pit(5)	82,951	0	82,951	6,834	0.40
Dzhebariki-Khaya Open Pit(5)	2,684	0	2,684	7,500	0.22

Total	189,215	555	189,770

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used the following average prices: $107 per tonne (FCA basis) for coking coal concentrate and $34 per tonne (FCA basis) for raw steam coal.
(3)	Heat value is reported on a moisture- and ash-free basis.
(4)	Mined coking coal is processed at Neryungrinskaya Washing Plant with a weighted average yield of coking coal concentrate of 66%.
(5)	Steam coal is sold as ROM without processing.

The table below sets forth reserves attributable to our Elgaugol mine as of December 31, 2017.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)	Heat Value(3)	% Sulfur
	(In thousands of tonnes)			(In kcal/kg)
Elga Open Pit(4)	1,731,897	503,461	2,235,358	7,000-8,600	0.25

Total	1,731,897	503,461	2,235,358

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used the following average prices: $110 per tonne (FCA basis) for coking coal concentrate and $29 per tonne (FCA basis) for raw steam coal.
(3)	Heat value is reported on a moisture- and ash-free basis.
(4)	Mined coal is processed at Elginskaya Washing Plant and Sibir Washing Plant with a weighted average yield of concentrate of 41% and 74%, respectively.

The table below sets forth reserves attributable to our Southern Kuzbass mines as of December 31, 2017.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)(3)(4)	Heat Value(5)	% Sulfur
	(In thousands of tonnes)			(In kcal/kg)
Krasnogorsky Open Pit	194,490	194	194,684	8,100	0.33
Olzherassky Open Pit	54,137	5,963	60,100	8,363	0.30
Tomusinsky Open Pit	6,639	4,400	11,039	8,390	0.30
Sibirginsky Open Pit	166,981	45	167,026	8,530	0.30
Sibirginskaya Underground	38,935	4,024	42,959	8,477	0.28
V.I. Lenina Underground	27,573	11,223	38,796	8,436	0.35
Olzherasskaya-Novaya Underground	32,529	0	32,529	7,912	0.20
Yerunakovskaya-1 Underground (project)(6)	—	—	—	—	—
Yerunakovskaya-3 Underground (prospect)(7)	—	—	—	—	—
Olzherasskaya-Glubokaya Underground (prospect)(7)	—	—	—	—	—
Usinskaya Underground (prospect)(7)	—	—	—	—	—

Total	521,284	25,849	547,133

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used the following average prices (FCA basis): $130 per tonne for coking coal concentrate, $68 per tonne for anthracite, $67 per tonne for PCI and $28 per tonne for raw steam coal.

(3)	Reserves are presented on an assumed 100% basis.
(4)	Mined coal is processed at Sibir Washing Plant, Kuzbasskaya Washing Plant, Tomusinskaya Washing Plant, Sibirginskaya Processing Unit and Krasnogorskaya Washing Plant with a weighted average yield of concentrate of 71%, 73%, 60%, 29% and 52%, respectively.
(5)	Heat value is reported on a moisture- and ash-free basis.
(6)	The extraction is considered uneconomic based on a feasibility study developed in 2017.
(7)	Not considered in the review because these prospects presently do not have mine plans.

As of December 31, 2017, we had iron ore reserves (proved and probable) totaling 146.6 million tonnes at an average iron grade of 26.4%. The table below summarizes iron ore reserves by mine as of December 31, 2017.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)(3)	Grade (Fe%)(4)
	(In thousands of tonnes)
Korshunovsky Open Pit	52,363	32,892	85,255	23.7
Rudnogorsky Open Pit	34,361	26,967	61,328	30.1

Total	86,724	59,859	146,583	26.4

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used the average price of $60 per tonne (FCA basis) for iron ore concentrate.
(3)	Reserves are presented on an assumed 100% basis.
(4)	Mined iron ore is processed at the Korshunovsky concentrating plant with a weighted average yield of iron ore concentrate within the range of 32-35%.

Steel Segment

Our steel segment comprises the production and sale of semi-finished steel products, long products of a wide range of steel grades, carbon and stainless flat steel products and high value-added metal products, including wire products, stampings and forgings, structural shapes, beams and rails. Within these product groups, we are further able to tailor various steel grades to meet specific end-user requirements. It also comprises the production of ferrosilicon, both for internal use and for sales to third parties. Our steel segment is supported by our mining segment, which includes coke and iron ore concentrate.

Our steel segment has production facilities in Russia and Lithuania. Our total steel output was 4.3 million tonnes in 2017, 4.3 million tonnes in 2016 and 4.3 million tonnes in 2015. Our ferrosilicon production amounted to 68.6 thousand tonnes in 2017, 88.5 thousand tonnes in 2016 and 92.9 thousand tonnes in 2015.

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

We offer our customers a wide selection of long products produced from various steel grades, including rebar, calibrated long steel products, round rolled products, surface-conditioned rolled products, wire rod, as well as a wide range of structural shapes, including beams, channels, rails and others.

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

Stampings and forgings. Stampings are special parts stamped from metal billets. Forgings are special products made through the application of localized compressive forces to metal. Forged metal is stronger than cast or machined metal. Our stampings and forgings are offered on a made-to-order basis according to minimum batches depending on the products’ sizes. Our product offerings include rollers and axles used in vehicle manufacturing; gears and wheels; bars; and others. Our stampings and forgings are produced at Urals Stampings Plant, including its branch in Chelyabinsk.

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

The following table sets out our production volumes by primary steel product categories and main products within these categories.

Product	2017	2016	2015
	(In thousands of tonnes)
Pig Iron	4,029	4,053	4,065
Semi-Finished Steel Products, including:	833	936	1,098
Carbon and Low-Alloyed Semi-Finished Products	828	926	1,081
Long Steel Products, including:	2,769	2,768	2,463
Stainless Long Products	12	12	8
Alloyed Long Products	65	127	121
Rebar	1,319	1,509	1,543
Rails	358	304	20
Structural Shapes	411	213	155
Wire Rod	241	249	230
Low-Alloyed Engineering Steel	360	353	381
Flat Steel Products, including:	477	464	481
Stainless Flat Products	4	6	10
Carbon and Low-Alloyed Flat Products	472	457	471
Forgings, including:	40	41	47
Stainless Forgings	2	3	3
Alloyed Forgings	26	26	32
Carbon and Low-Alloyed Forgings	12	11	12
Stampings	95	75	69
Wire Products, including:	575	602	628
Wire	522	549	580
Ropes	43	43	37

Steel manufacturing process and types of steel

The most common steel manufacturing processes are production in a basic oxygen furnace (“BOF”) and production in an electric arc furnace (“EAF”).

In BOF steel manufacturing, steel is produced with less than 2% carbon content. The principal raw materials used to produce steel are liquid pig iron and scrap metal. The molten steel, depending on the products in which it will be used, undergoes additional refining and is mixed with manganese, nickel, chrome, titanium and other components to give it special properties. Approximately 74% of the world’s steel output is made in BOFs, according to Wood Mackenzie.

In EAF steel manufacturing, steel is generally produced from remelted scrap metal. Heat to melt the scrap metal is supplied from high-voltage electricity that arcs within the furnace between graphite electrodes and the scrap metal. This process is suitable for producing almost all steel grades, including stainless steel; however, it is limited in its use for production of high-purity carbon steel. Approximately 26% of the world’s steel output is made in EAFs, according to Wood Mackenzie.

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

Production Area	Capacity in 2017	Capacity Utilization Rate in 2017	Planned Increase (2018-2020)
	(In thousands of tonnes, except for percentages)
Sintering	5,250	91.5%	—
Pig iron	4,150	97.1%	—
Steel-making	4,933	80.0%	—
Rolling	4,802	74.0%	—

Chelyabinsk Metallurgical Plant produced approximately 4.0 million tonnes of raw steel and 3.6 million tonnes of rolled products, of which 358.5 thousand tonnes were rail products in 2017.

In 2008, we initiated construction of a universal rail and structural rolling mill at the Chelyabinsk Metallurgical Plant. The project is aimed at producing new types of large section structural shapes (including beams, angles, rails, channels and special sections) with total output 1.1 million tonnes per annum. Italian Danieli & C. Officine Meccaniche S.p.A. (“Danieli”) is the equipment supplier and Chinese Minmetals Engineering Co. Ltd. (“Minmetals”) is the general contractor. Investments will amount to 21.8 billion rubles. In July 2013, the universal rail and structural rolling mill was launched. At present, we are developing production of both guarantee products and new products, as well as certification of products for the Russian and European markets is being carried out. Three certificates of conformity of the Customs Union and two certificates of compliance with the TSI safety standards for the EU countries were obtained on certain types of rails; preparatory work for further certification of rails for the European Union is in progress.

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

In December 2010, Mechel Materials started assembling the main manufacturing equipment of the grinding-mixing complex for Portland blast-furnace slag cement production with 1.6 million tonnes capacity per annum in the territory of Chelyabinsk Metallurgical Plant. The main raw material is blast furnace slag produced by Chelyabinsk Metallurgical Plant. This complex is the first Russian facility to produce high-quality Portland blast-furnace slag cement of certain grades (CEMIII/A, CEMIII/B, CEMIII/C). Portland blast-furnace slag cement is widely used in the construction industry for the production of reinforced concrete structures. Investments amount to 5.1 billion rubles. In 2013, construction and assembly and commissioning works on the basic process equipment were completed and production in the mode of experimental-industrial testing commenced. In 2014-2017, we mastered production of Portland blast-furnace slag cement, ground granulated blast-furnace slag, Portland cement, active mineral admixture for concrete and mineral powder for stowing operations. In April 2016, Mechel Materials obtained a quality management system certificate ISO 9001:2008. In late 2016, main technological equipment was commissioned.

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

Production Area	Capacity in 2017	Capacity Utilization Rate in 2017	Planned Increase (2018-2020)
	(In thousands of tonnes, except for percentages)
Steel-making	367	68.6%	—
Rolling	667	65.4%	—
Wire products	4	11.5%	—

Izhstal produced 251.5 thousand tonnes of raw steel, 435.9 thousand tonnes of rolled products, of which 347.4 thousand tonnes were long products, and approximately 0.5 thousand tonnes of wire products in 2017.

Beloretsk Metallurgical Plant

Beloretsk Metallurgical Plant is a wire products plant in Beloretsk, in the southern part of Ural Mountains, which produces wire rod and a broad range of wire products from semi-finished products supplied by Chelyabinsk Metallurgical Plant and Izhstal. Its customers are largely from the construction, mining, engineering and other industries. We acquired Beloretsk Metallurgical Plant in 2002.

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

Production Area	Capacity in 2017	Capacity Utilization Rate in 2017	Planned Increase (2018-2020)
	(In thousands of tonnes, except for percentages)
Rolling	630	71.4%	—
Wire products	600	73.2%	—

Beloretsk Metallurgical Plant produced a total of 439.4 thousand tonnes of wire products in 2017. Rolled products production in 2017 amounted to a total of 449.6 thousand tonnes, of which 393.4 thousand tonnes were further processed into wire products and 56.2 thousand tonnes constituted the output volume of wire rod for third party customers.

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

Production Area	Capacity in 2017	Capacity Utilization Rate in 2017	Planned Increase (2018-2020)
	(In thousands of tonnes, except for percentages)
Wire products	96	70.2%	—

Vyartsilya Metal Products Plant produced 67.4 thousand tonnes of wire products in 2017.

Urals Stampings Plant

Urals Stampings Plant produces stampings and forgings from special steels and heat-resistant and titanium alloys for the aerospace, oil and gas, heavy engineering, power and other industries. Urals Stampings Plant sources its special steel needs from Chelyabinsk Metallurgical Plant and Izhstal. We acquired Urals Stampings Plant in 2003.

Principal production facilities of Urals Stampings Plant and its branch in Chelyabinsk include 1.5-25 tonne swages and hydraulic presses. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Urals Stampings Plant’s principal production area.

Production Area	Capacity in 2017	Capacity Utilization Rate in 2017	Planned Increase (2018-2020)
	(In thousands of tonnes, except for percentages)
Stampings and forgings	199	67.8%	—

Urals Stampings Plant produced 134.8 thousand tonnes of special steel stampings and forgings in 2017.

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

Production Area	Capacity in 2017	Capacity Utilization Rate in 2017	Planned Increase (2018-2020)
	(In thousands of tonnes, except for percentages)
Wire products	89	76.0%	—

Mechel Nemunas produced 67.7 thousand tonnes of wire products in 2017.

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

The main production facilities of the plant include three ore-thermal furnaces with a capacity of 25 megavolt-amperes (“MVA”) and one ore-thermal furnace with a capacity of 33 MVA. In October 2010, we signed contracts with Siberian Plant of Electrothermal Equipment (Sibelectrotherm JSC, Novosibirsk) for the supply of four ore-thermal furnaces with a capacity of 33 MVA each to replace the existing furnaces. We commenced commercial operations of the first new furnace in the second quarter of 2013. Currently, the second furnace assemblage is suspended. The launch of this furnace is expected in 2018. Following the commissioning of the second new furnace, Bratsk Ferroalloy Plant’s production capacity is expected to increase by 15%.

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Bratsk Ferroalloy Plant’s principal production area.

Production Area	Capacity in 2017	Capacity Utilization Rate in 2017	Planned Increase (2018-2020)
	(In thousands of tonnes, except for percentages)
Ferrosilicon (65% silicon content in the alloy)	90	82.4%	—

Bratsk Ferroalloy Plant produced 68.6 thousand tonnes of ferrosilicon with 65% and 75% silicon content in the alloy in 2017.

Sales of steel segment products

The following table sets forth our revenues by primary steel segment product categories and our main products within these categories (including as a percentage of total steel segment revenues) for the periods indicated.

	2017		2016		2015
Product	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In millions of Russian rubles, except for percentages)
Pig Iron	113.9	0.1%	679.2	0.4%	1,287.4	0.9%
Semi-Finished Steel Products, including:	491.9	0.3%	3,433.5	2.1%	5,027.2	3.4%
Carbon and Low-Alloyed Semi-Finished Products	326.8	0.2%	2,730.4	1.7%	4,139.8	2.8%
Long Steel Products, including:	96,768.0	56.0%	89,575.0	55.5%	73,853.0	50.6%
Stainless Long Products	2,190.6	1.3%	2,055.2	1.3%	1,711.9	1.2%
Other Long Products	48,729.7	28.2%	39,098.9	24.2%	28,151.8	19.3%
Rebar	42,734.5	24.7%	45,204.1	28.0%	39,980.2	27.4%
Wire Rod	3,113.2	1.8%	3,216.8	2.0%	4,009.1	2.7%
Flat Steel Products, including:	22,504.8	13.0%	18,230.2	11.2%	17,490.1	12.0%
Stainless Flat Products	1,198.0	0.7%	1,507.7	0.9%	2,564.6	1.8%
Carbon and Low-Alloyed Flat Products	21,306.8	12.3%	16,722.5	10.3%	14,925.5	10.2%
Forgings, including:	4,101.4	2.4%	4,416.9	2.8%	5,248.6	3.6%
Stainless Forgings	1,125.8	0.7%	1,385.2	0.9%	1,368.4	0.9%
Other Forgings	2,975.6	1.7%	3,031.7	1.9%	3,880.2	2.7%
Stampings	8,146.1	4.7%	7,235.1	4.5%	6,917.6	4.7%
Wire Products, including:	27,577.6	16.0%	24,579.8	15.2%	23,442.6	16.0%
Wire	17,498.4	10.1%	15,530.4	9.6%	15,560.9	10.7%
Ropes	3,374.4	2.0%	3,075.7	1.9%	2,254.9	1.5%
Other Wire Products	6,704.8	3.9%	5,973.7	3.7%	5,626.8	3.8%
Steel Pipes	2,733.1	1.6%	3,286.2	2.0%	3,308.3	2.3%
Ferrosilicon	2,807.1	1.6%	3,367.5	2.1%	3,527.7	2.4%
Other	7,516.0	4.3%	6,835.3	4.2%	5,929.4	4.1%

Total	172,759.9	100.0%	161,638.7	100.0%	146,031.9	100.0%

The following table sets forth percentage of sales by the regions in which our steel segment products were sold for the periods indicated.

Region(1)	2017	2016	2015
Russia	74.4%	72.3%	68.1%
Europe	14.4%	14.8%	15.9%
CIS	9.8%	10.4%	12.4%
Asia	1.1%	1.2%	1.3%
Middle East(2)	0.1%	0.5%	1.1%
Other	0.0%	0.5%	1.0%
United States	0.2%	0.3%	0.2%

Total	100.0%	100.0%	100.0%

(1)	The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.
(2)	Our steel segment sales to Middle East primarily go to Turkey, which accounted for 67.7% of the total steel segment sales to Middle East in 2017. We did not have any direct sales to Iran and Syria in 2017, and we have no plans to make such direct sales in the future.

In 2017, the five largest customers of our steel products were Russian Railways (long steel products, flat steel products and wire products), EVRAZ (flat steel products, long steel products and wire products), Metallservice OAO (long steel products, flat steel products and wire products), Steel Industrial Company AO (long steel products, wire products, flat steel products, pipes and semi-finished products) and Mostotrest PJSC (long steel products, flat steel products, wire products and pipes), which together accounted for 13.2% of our total steel segment sales.

In 2017, the five largest customers of ferrosilicon were Severstal, Mitsui & Co., Globalalloy Technologies Co. Ltd., MMK and ACTS Trading Corporation, which together accounted for 1.2% of our total steel segment sales.

The majority of our steel segment export sales are made to end users in non-sanctioned countries. The remainder of our steel products is exported to independent distributors and traders. We refer to such transactions as indirect sales. Contracts with distributors and traders generally specify certain locations to which we must deliver our products. The distributors and traders take delivery of our products at these locations, and further on-sell the products to other distributors or end users. Generally, when dealing with distributors and traders, we do not have information about the end users of our products. In case of indirect sales, we do not have control over the final destination of our products, contractually or otherwise.

Based on the available documentation, we are aware that certain of our products may be sold into and can be re-sold to countries that are subject to international trade restrictions or economic embargoes that prohibit and/or materially restrict certain persons (for instance, U.S. incorporated entities and U.S. citizens or residents) from engaging in commercial, financial or trade transactions with such countries, including Iran, Syria, North Korea and Cuba (the “Sanctioned Countries”). We did not have any direct sales to the Sanctioned Countries in 2017. We estimate that approximately 1.1% of our total sales in 2017 were sold to Belarus, Serbia and Montenegro, Moldova and Bosnia and Herzegovina, of which 0.7% were direct sales to end users, however none of the sales to these jurisdictions were made to Specially Designated Nationals.

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

The following table sets forth information on our domestic and export sales of our primary steel segment product categories for the periods indicated. We define exports as sales by our Russian and foreign subsidiaries to customers located outside their respective countries. We define domestic sales as sales by our Russian and foreign subsidiaries to customers located within their respective countries. See note 26 to the consolidated financial statements.

Product	2017	2016	2015
	(In millions of Russian rubles, except for percentages)
Pig Iron	113.9	679.2	1,287.4
Domestic Sales	100.0%	82.7%	35.6%
Export	0.0%	17.3%	64.4%
Semi-Finished Steel Products	491.9	3,433.5	5,027.2
Domestic Sales	93.3%	63.7%	63.0%
Export	6.7%	36.3%	37.0%
Long Steel Products	96,768.0	89,575.0	73,853.0
Domestic Sales	90.3%	88.6%	83.1%
Export	9.7%	11.4%	16.9%
Flat Steel Products	22,504.8	18,230.2	17,490.1
Domestic Sales	89.2%	88.5%	88.9%
Export	10.8%	11.5%	11.1%
Forgings	4,101.4	4,416.9	5,248.6
Domestic Sales	61.3%	72.0%	63.3%
Export	38.7%	28.0%	36.7%
Stampings	8,146.1	7,235.1	6,917.6
Domestic Sales	92.1%	95.4%	92.2%
Export	7.9%	4.6%	7.8%
Wire Products	27,577.6	24,579.8	23,442.6
Domestic Sales	85.5%	84.0%	84.4%
Export	14.5%	16.0%	15.6%
Steel Pipes	2,733.1	3,286.2	3,308.3
Domestic Sales	93.8%	90.2%	90.5%
Export	6.2%	9.8%	9.5%
Ferrosilicon	2,807.1	3,367.5	3,527.7
Domestic Sales	53.1%	47.2%	57.1%
Export	46.9%	52.8%	42.9%
Other	7,516.0	6,835.3	5,929.4
Domestic Sales	83.3%	81.2%	86.4%
Export	16.7%	18.8%	13.6%

Total	172,759.9	161,638.7	146,031.9

Domestic Sales	87.9%	86.0%	82.3%
Export	12.1%	14.0%	17.7%

The end users of our steel products vary. Our rebar is principally used in the construction industry. The main end users of our wire rod are construction companies and wire products producers. Our other long steel products are used in various moving parts manufactured by the automotive industry, as well as the engineering, pipe, construction and railway construction industries. Our flat steel products are used in the construction (covers, floor plates) and pipe industries. Our stampings and forgings are primarily used in the engineering and pipe industries. The main end users of our wire products are the construction, mining, engineering and other industries.

The following table describes, in percentage terms, Russian domestic shipment volumes of our steel products further broken down by industry sector.

Use by Industry	Construction	Metals Trading	Ferrous Metallurgy	Engineering and Metalworking	Vehicles Manufacturing	Railways Construction and Repair	Other Industries(1)
Semi-Finished Steel Products	0.0%	0.4%	99.4%	0.0%	0.1%	0.0%	0.1%
Long Steel Products	26.2%	32.0%	8.5%	2.9%	3.1%	13.9%	13.4%
Flat Steel Products	8.9%	37.5%	20.3%	4.1%	1.4%	0.1%	27.7%
Forgings	0.0%	64.3%	19.5%	14.5%	1.7%	0.0%	0.0%
Stampings	0.0%	8.6%	0.1%	7.0%	84.3%	0.0%	0.0%
Wire Products	14.0%	42.2%	12.9%	5.6%	2.9%	5.2%	17.2%
Steel Pipes	8.6%	55.1%	24.5%	1.8%	0.4%	0.0%	9.6%

(1)	Including mining and power industries and consumer goods sector.

Marketing and distribution

We use flexible sales strategies that are tailored to our customers and the markets we serve. Our overall sales strategy is to develop long-term close partnership with the end users of our products. As part of our end-user strategy, we research sales to distributors to identify the end user and directly market our steel products to these customers. With respect to our largest end users, we have established working committees, composed of our manufacturing engineers and customer personnel. These committees meet quarterly to monitor the performance of our products and ensure that our customers’ specifications and quality requirements are consistently met. These committees also provide customers with the opportunity to discuss their future needs with us. We attend industry conferences and advertise in industry periodicals to market our products and capabilities. Through these efforts, we have established a strong brand identity for Mechel in Russia, the CIS, Central Europe, South-East Asia and the Middle East.

We have a distribution network consisting of Mechel Service and Mechel Service Global which provide end users in Russia, the CIS and Europe with our steel products. Mechel Service and Mechel Service Global help us to develop and service our long-standing customer relationships by providing highly specialized technical sales and service to our customers.

In 2017, our domestic and export sales were conducted by Mechel Service and Mechel Service Global, respectively, as well as directly by our own production facilities.

Domestic sales

Our Russian steel production facilities Chelyabinsk Metallurgical Plant, Izhstal and Urals Stampings Plant are located in large industrial areas and have long-standing relationships with local wholesale customers. Mechel Service, our steel sales and service subsidiary, has 58 storage sites in 45 cities throughout Russia to serve our end users, which helps us to establish long-standing customer relationships by virtue of proximity to both production and customers. In 2017, Mechel Service sold 1.6 million tonnes of our steel products.

Ferrosilicon sales are conducted directly by our Bratsk Ferroalloy Plant. We supply ferrosilicon on the Russian market under annual contracts with monthly adjustment of prices and volumes, as well as on the spot market (under monthly tenders).

Export sales

Most of the exports in our steel segment are made to end users in non-sanctioned countries, with the rest sold to independent distributors and traders, which then resell our products to end users. Our export sales are carried out directly by our own production facilities and through Mechel Service Global’s distribution network.

Our production facilities supply high-quality rolled steel products to the subsidiaries of Mechel Service Global in Western Europe either directly, or through the logistics center in the Port of Antwerp. Our logistics center in the Port of Antwerp also allows us to sell high-quality rolled steel products to manufacturing and service companies on a walk-in basis.

In 2017, ferrosilicon sales outside of Russia were principally to Japan. Deliveries to Japanese customers were made on CIF delivery terms (including transportation by rail, handling in ports of Nakhodka, Vladivostok and Vostochny and use of major container lines in major Japanese ports and insurance). We sell ferrosilicon based both on long-term contracts and on a spot basis.

Distribution

Rail transportation is used for most shipments from our production facilities and warehouses to end customers, wholesale warehouses or seaports.

Market share and competition

In our core export markets, we primarily compete with other Russian producers, as well as producers from China, Ukraine, Turkey and Kazakhstan. The leading global steel manufacturers have been increasingly focused on value-added and higher-priced products. The principal competitive factors include price, distribution, product quality, product range and customer service.

In the Russian market, we compete on the basis of price and quality of steel products, their added value, product range and service, technological innovation and proximity to customers. The Russian steel industry is characterized by a relatively high concentration of production, with the six largest integrated steel producers, including ourselves, accounting for 85.2% of overall domestic crude steel output in 2017, according to Metal Expert.

The following is a brief description of Russia’s five largest steel producers excluding ourselves:

•	Novolipetsk Steel PAO (“NLMK”) is Russia’s largest steel manufacturer by volume, accounting for 22.6% of the volume of Russian commodity steel production in 2017. NLMK produces flat products (hot-rolled and cold-rolled), galvanized products and slabs, as well as long products. The company’s production facilities are located in Lipetsk (NLMK), in the Sverdlovsk region (long products producer NLMK-Ural and wire products producer NLMK-Metalware) and in the Kaluga region (long products producer NLMK-Kaluga). NLMK exported 61.7% of its steel products in 2017. Domestically, NLMK’s largest customers are in the construction and oil and gas industries, followed by companies in the automotive sector. NLMK also controls iron ore producer Stoilensky GOK and coke producer Altai-Koks.

•	Severstal PAO (“Severstal”) is Russia’s second largest steel manufacturer by volume on a consolidated basis, accounting for 16.6% of the volume of Russian commodity steel products output in 2017. The company specializes in flat products which constitute a significant part of its production. Severstal is the second-leading producer of flat products, accounting for 15.4% of Russia’s total flat products output in 2017. Domestic sales of flat products accounted for 62.9% of Severstal’s output in 2017, with the oil and gas industry and automotive sector as its leading customers. Severstal controls coal producer Vorkutaugol and iron ore producers Karelsky Okatysh and Olenegorsky GOK, which satisfy a portion of Severstal’s coking coal and iron ore requirements.

•	Magnitogorsk Iron & Steel Works PAO (“MMK”) is Russia’s third largest steel manufacturer by volume, accounting for 16.0% of the volume of Russian commodity steel products output (including long products, flat products and semi-finished products) in 2017. MMK’s product mix is comprised mostly of flat products, which accounted for 83.8% of its commercial steel products output (including semis) in 2017. Domestically, MMK controls a significant portion of the supplies to the oil and gas and automotive sectors. MMK exported 38.5% of its output in 2017. Its production facilities are located in Magnitogorsk in the southern Urals. MMK also controls coking coal producer Belon OAO.

•	EVRAZ plc (“EVRAZ”), which includes Russian steel producers EVRAZ NTMK and EVRAZ ZSMK, had a 15.4% share by volume of Russian commodity steel products output in 2017. EVRAZ focuses on the production of long products, including rebar, wire rod and profiled rolled products (such as rails, beams, channels and angles). EVRAZ exported 58.7% of its output in 2017. EVRAZ also controls iron ore producers EVRAZ KGOK, Evrazruda and EVRAZ Sukha Balka, as well as coking coal producers Yuzhkuzbassugol Coal Company, Raspadskaya PAO and Mezhegeyugol.

•	Metalloinvest Holding Company AO (“Metalloinvest”), whose Russian assets consist of Oskol Electrometallurgical Plant AO (“OEMK”) and Ural Steel AO, had a 6.1% share by volume of Russian commodity steel products output in 2017. OEMK produces long products only, and Ural Steel produces both long and flat products. Metalloinvest exported 64.7% of its commodity steel production in 2017. The company’s production facilities are located in the Central and Urals Federal Districts of Russia. Metalloinvest also controls Russia’s largest iron ore and pellets production facilities Lebedinsky GOK and Mikhailovsky GOK.

Source: Companies’ websites; Metal Expert.

These six companies, including ourselves, can be divided into two groups by product type. MMK, Severstal and NLMK focus mainly on flat products, while we, EVRAZ and Metalloinvest produce primarily long products. Mechel is the fourth largest and most comprehensive producer of special steel and alloys in Russia, accounting for 10.5% of total Russian special steel output by volume in 2017, according to Chermet and Metal Expert. We are also the second largest producer of long steel products (excluding square billets) in Russia by volume, with significant market shares in both regular long steel products and special steel long products, according to Metal Expert.

In the Russian non-special steel long products category, our primary products and our market position by production volume in 2017 were as follows, according to Metal Expert:

•	Reinforcement bars (“rebar”) — In rebar, we compete in the 6-40 millimeters range. In 2017, the largest domestic rebar producers were NLMK (21.8%), Mechel (17.9%), Severstal (15.9%), EVRAZ (14.4%) and MMK (5.5%).

•	Wire rod — There were five major producers of wire rod in Russia in 2017: Mechel (27.0%), NLMK (18.8%), MMK (15.2%), Severstal (12.1%) and EVRAZ (10.5%).

OEMK, an EAF steel mill specializing in carbon and special steel long products and our special steel competitor, is located in the southwest of Russia and serves customers in the pipe, engineering and ball-bearing industries.

According to Metal Expert and Chermet, we were one of the leading producers in Russia of special steel long products (bearing, tool, high-speed and stainless long steel) in 2017, producing 9.7% of the total Russian output by volume, and we held significant shares of Russian production volumes in 2017 of stainless long products (22.7%), tool steel (31.3%) and high-speed steel (28.0%).

The following tables set forth additional information regarding our 2017 market share in Russia for various categories of steel products.

All long products (excluding square billets)

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
EVRAZ	4,709	25.5%
Mechel	3,166	17.2%
NLMK	2,205	12.0%
Severstal	1,804	9.8%
MMK	1,706	9.3%
Metalloinvest	1,014	5.5%
Other	3,833	20.7%

Total	18,437	100.0%

Source: Metal Expert.

Long products — Wire rod(1)

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel	820	27.0%
NLMK	569	18.8%
MMK	461	15.2%
Severstal	366	12.1%
EVRAZ	318	10.5%
Other	500	16.4%

Total	3,034	100.0%

Source: Metal Expert.

(1)	Including wire rod further processed into wire and other products within the same holding company.

Long products — Rebar

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
NLMK	1,590	21.8%
Mechel	1,307	17.9%
Severstal	1,160	15.9%
EVRAZ	1,051	14.4%
MMK	399	5.5%
Other	1,801	24.5%

Total	7,308	100.0%

Source: Metal Expert.

Flat stainless steel

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
VMZ Red October	16.2	66.8%
Mechel	4.2	17.3%
Other	3.8	15.9%

Total	24.2	100.0%

Source: Metal Expert.

Wire products

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel	507.2	21.5%
MMK-Metiz	406.1	17.2%
Severstal-Metiz	404.9	17.1%
NLMK-Metalware	273.4	11.6%
EVRAZ	201.2	8.5%
Other	570.3	24.1%

Total	2,363.1	100.0%

Source: Metal Expert.

Wire products — High-tensile wire

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel	63.1	68.1%
Severstal-Metiz	20.4	22.0%
MMK-Metiz	9.2	9.9%

Total	92.7	100.0%

Source: Metal Expert.

According to Metal Expert, Bratsk Ferroalloy Plant is the fourth largest Russian producer of ferrosilicon by volume. In 2017, we had a 12.8% market share by volume of Russian ferrosilicon production.

Following is a brief description of Russia’s other largest ferrosilicon producers, according to Metal Expert and the companies’ data:

•	Kuznetsk Ferroalloys AO (“Kuznetsk Ferroalloys”) is the largest Russian ferrosilicon producer, with a 47.8% market share by production volume in 2017. Kuznetsk Ferroalloys also produces microsilica and quartzite. It is primarily export-oriented, having exported 91.9% of its ferrosilicon production volume in 2017.

•	Chelyabinsk Electrometallurgical Plant AO (“ChEMK”) is the second largest Russian ferrosilicon producer, with a 16.7% market share by production volume in 2017. In addition it produces ferrochrome, silicomanganese and silicocalcium. ChEMK exports half of its production. In 2017, it exported 50.1% by volume of its ferrosilicon production.

•	Yurginsk Ferroalloy Plant AO (“Yurginsk Ferroalloy Plant”) is the third largest Russian ferrosilicon producer, with a 16.0% market share by production volume in 2017. Yurginsk Ferroalloy Plant also produces microsilica. It is primarily export-oriented, having exported 99.1% of its ferrosilicon production volume in 2017.

The following table sets forth additional information regarding our 2017 ferrosilicon market share in Russia.

Manufacturer	Region	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Kuznetsk Ferroalloys	Kemerovo	257.8	47.8%
ChEMK	Chelyabinsk	90.0	16.7%
Yurginsk Ferroalloy Plant	Kemerovo	86.3	16.0%
Bratsk Ferroalloy Plant	Irkutsk	68.7	12.8%
NLMK	Lipetsk	23.4	4.4%
Serov Ferroalloys Plant	Sverdlovsk	12.6	2.3%

Total		538.8	100.0%

Source: Metal Expert.

Raw materials

The principal raw materials we use in pig iron production are iron ore products (sinter of our own production and purchased oxidized pellets), coke and fluxing additions. Pig iron is made in blast furnaces. For sinter production we use iron ore concentrate. Iron ore concentrate is converted into sinter at Chelyabinsk Metallurgical Plant. In 2017, our steel-making operations used 6.2 million tonnes of iron ore feed, approximately 22% in the form of pellets and 68% in the form of sinter, and we internally sourced approximately 40% of our total iron ore feed requirements. In 2017, Korshunov Mining Plant supplied our steel segment with 2.5 million tonnes of iron ore concentrate. In 2017, we purchased most of the remaining part of our iron ore feed from Russian suppliers such as Kachkanarsky GOK, Kovdorsky GOK, Lebedinsky GOK, Vysokogorsky GOK, Mikhailovsky GOK and Bakalskoye Rudoupravlenie under monthly, quarterly and annual contracts on market terms.

We process coking coal concentrate into coke at Mechel Coke and Moscow Coke and Gas Plant. In 2017, our production facilities used 3.6 million tonnes of coking coal concentrate (including 2.9 million tonnes used by Mechel Coke and 0.7 million tonnes used by Moscow Coke and Gas Plant), and 85% of total usage was sourced internally. Coke is used both in pig iron production at Chelyabinsk Metallurgical Plant and in ferrosilicon production at Bratsk Ferroalloy Plant. In 2017, we produced and internally used approximately 2.0 million tonnes of coke as well as produced for sale to third parties another approximately 0.8 million tonnes of coke.

Our Pugachevsky Open Pit produces limestone which after processing into lime and flux is used by our own steel production facilities. In 2017, our limestone production amounted to 1.9 million tonnes.

We produce 87.8% of steel in BOFs. In steel-making, scrap is used in the composition of feedstock, and we are approximately 80.3% self-sufficient in this raw material, which amounts to 256.4 thousand tonnes of scrap, sourcing the balance from various scrap traders.

In 2017, our production facilities used 31.3 thousand tonnes of ferrosilicon (including 25.7 thousand tonnes at Chelyabinsk Metallurgical Plant, 2.9 thousand tonnes at the Chelyabinsk branch of Urals Stampings Plant and 2.7 thousand tonnes at Izhstal), almost all of which was supplied by Bratsk Ferroalloy Plant.

Steel-making requires significant amounts of electricity to power EAFs, ladle furnaces and rolling mills and to produce sinter. In 2017, our steel segment operations consumed approximately 3.2 billion kWh of electricity. Chelyabinsk Metallurgical Plant, Moscow Coke and Gas Plant and Urals Stampings Plant have power co-generation facilities, which produced 1.2 billion kWh of electricity in 2017, yielding approximately 29% self-sufficiency overall for our group, which consumed 4.3 billion kWh of electricity in 2017. The balance was purchased in the wholesale and retail electricity markets. Aside from Southern Kuzbass Power Plant, which runs on steam coal and middlings, our power generating facilities work on blast furnace and coke gas, which are by-products of our steel-making and coke-chemical operations, and natural gas, which we purchase from Novatek, Rosneft and Gazprom. In 2017, we consumed 2.3 billion cubic meters of blast furnace gas, 485.1 million cubic meters of coke gas and 893.3 million cubic meters of natural gas. In 2017, Southern Kuzbass Power Plant consumed 1.3 million tonnes of steam coal and middlings sourced both from our own coal mining assets and from third parties.

Large amounts of water are also required in the production of steel. Water serves as a re-solvent, accelerator and washing agent. Water is used to cool equipment components, to carry away waste, to help produce and distribute heat and power and to dilute liquids. One of the principal sources of water is rivers, and many of our production facilities recirculate a portion of water used for their production needs. For example, Chelyabinsk Metallurgical Plant sources 88.1% of its water needs from recirculated water and the rest from a local river. Izhstal sources 82.0% of its water needs from recirculated water, 8.7% from recycled water and the rest from a storage reservoir. Beloretsk Metallurgical Plant sources 73.7% of its water needs from recirculated and recycled water and the rest from a storage reservoir and a local river.

Transportation costs are a significant component of our production costs and a factor in our price-competitiveness in export markets. Rail transportation is our principal means of transporting raw materials from our mines to processing facilities and products to domestic customers and to ports for shipment overseas.

For a description of how seasonal factors impact our use and reserve levels of raw materials, see “Item 5. Operating and Financial Review and Prospects — Seasonality.”

Trade restrictions

Trade restrictions in the form of tariffs and duties are widespread in the steel industry. However, we are less exposed than most other Russian steel producers to these trade restrictions as restrictions on Russian exports have mainly been directed against flat products, whereas most of our exports consist of long products. In addition, the abolition by the Russian government of steel export duties in 2002 has also effectively improved exports of Russian steel. In the future the Russian government may restore export duties on steel products and may also impose export duties on some raw materials, such as coal and iron ore concentrate.

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

Quartzite Production

We hold the subsoil license for the Uvatskoye deposit of quartzite and quartzite sandstones, a raw material used for ferrosilicon production. The deposit is accessible by unpaved road and located 20 kilometers southwest of Nizhneudinsk in the Irkutsk region. In 2011, we conducted successful technological tests of an experimental batch of quartzite for smelting of ferrosilicon. We completed the exploration of the alluvial part of the southern area of the Uvatskoye deposit and applied to the Department for Subsoil Use for the Irkutsk region (“Irkutsknedra”) with a plan for the pilot commercial development of the alluvial part of the southern area. Irkutsknedra agreed the plan and recommended further geologic exploration within the entire license area of the Uvatskoye deposit. In 2012, drilling and sampling activities were conducted. Since 2013, we have been carrying out the pilot commercial development of the alluvial part of the southern area of the Uvatskoye deposit, with a view to develop the processing methods and technical and economic parameters of the deposit. In 2017, laboratory studies of selected cores of the bedrock of the deposit were completed. At present, feasibility study of the deposit conditions is being worked out. In light of the above, we are not able to state the amount of proved reserves for the Uvatskoye quartzite deposit.

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

Power Segment

Our power segment generates and supplies electricity, heat energy and other power resources to our group companies and to external consumers. It enables us to market high value-added products made from our steam coal, such as electricity and heat energy, and to increase the electric power self-sufficiency of the mining and steel segments of our business. Our power segment consists of a power generating plant Southern Kuzbass Power Plant and a power distribution company Kuzbass Power Sales Company.

The following table sets out total volumes of electricity production by our group.

	2017	2016	2015
	(In million kWh)
Electricity	3,427.4	3,378.2	4,137.4

Southern Kuzbass Power Plant

Southern Kuzbass Power Plant is located in Kaltan in the Kemerovo region, which is in the southern part of Russia’s coal-rich Kuzbass district. It has a total installed capacity of 554 MW and installed heat capacity of 506 Gcal/h. In 2017, the plant generated 1,845.7 million kWh of electricity and 670.1 thousand Gcal of heat energy. We acquired Southern Kuzbass Power Plant in 2007.

Southern Kuzbass Power Plant uses steam coal as fuel, which is supplied to it from local sources, including our Southern Kuzbass Coal Company. In 2017, it consumed 624.5 thousand tonnes of steam coal and middlings sourced from Southern Kuzbass Coal Company and Elgaugol.

The generation facilities of Southern Kuzbass Power Plant are listed below:

Generation Unit No.	Year of Manufacture	Month and Year of Commissioning at Southern Kuzbass Power Plant	Installed Capacity (MW)	Electricity Production in 2017 (million kWh)
VK-50-2 LMZ	1950	April 1951	53	61.1
VK-50-2 LMZ	1950	November 1951	53	0
VK-50-2 LMZ	1950	August 1952	53	161.2
VK-50-2 LMZ	1952	February 1953	53	158.1
T-115-8,8 LMZ	1996	December 2003	113	470.2
T-88/106-90 LMZ	1953	July 1954	88	297.9
VK-50-2 LMZ	1954	December 1954	53	157.9
T-88/106-90 LMZ	1953	September 1956	88	539.3

Total			554	1,845.7

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

Kuzbass Power Sales Company

Kuzbass Power Sales Company is the largest power distribution company in the Kemerovo region. Its marketed power volume in 2017 amounted to approximately 9.4 billion kWh. We acquired Kuzbass Power Sales Company in 2007. The addition of Kuzbass Power Sales Company, along with Southern Kuzbass Power Plant, allows us to increase revenues in our power segment.

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

Mechel Energo has facilities for the production of power resources and operates using mainly blast furnace and coke gas, which are by-products of our steel-making and coke-chemical operations, and natural gas, which we purchase from Novatek, Rosneft and Gazprom.

Mechel Energo’s sales amounted to approximately 3.3 billion kWh of electricity purchased in the wholesale and retail electricity markets and 3.8 million Gcal of heat energy in 2017.

Capital Investment Program

We continually review our capital investment program in light of our cash flow, liquidity position, results of operations and market conditions. In light of the above factors, we may adjust our capital investment program. Our planned capital expenditures for 2018 are increased by approximately 107% as compared to 2017. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We will require a significant amount of cash to fund our capital investment program.”

Our capital investment program includes capital spending of up to 33.4 billion rubles for 2018-2020. Our capital investment program is primarily targeted at expanding the mining segment and increasing the efficiency of the steel segment and includes, among others, investments of approximately 24.4 billion rubles in mining and approximately 5.9 billion rubles in steel. However, our ability to fully realize our capital investment program is constrained by our ability to generate cash flow, obtain additional financing and refinance or restructure existing indebtedness. We may be limited in our ability to obtain financing on a project finance basis which may impose further restrictions on the operations of the project or require the economic returns of the project to be shared with investors or lenders.

In the mining segment, we expect to direct approximately 6.7 billion rubles for the development of the Elga coal deposit in 2018-2020. We will invest approximately 0.7 billion rubles in 2018-2020 for increasing coal production at Sibirginskaya Underground which is part of Southern Kuzbass Coal Company.

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

The table below sets forth the major items of our capital expenditures by segment and facility for 2018-2020 (including cumulatively the expenditures made since the launch of the relevant project):

	Planned Increase in Capacity and/or Other Improvement	Approximate Total Planned Expenditures(1)	Year of Project Launch	Estimated Year of Completion
	(In millions of Russian rubles)
Mining Segment
Maintenance expenditures	Maintaining current coal and iron ore mining and coal and iron ore concentrate production	14,556	2018	2020
Elgaugol
Construction of the Elga coal complex facilities	Development of the coal deposit with increase of production capacity to 11.7 million tonnes per annum	17,678	2009	2020
Elga-road
Construction of the rail line to the Elga deposit	Providing access to the coal deposit	66,102	2009	2020
Southern Kuzbass Coal Company
Increase of coal production at Sibirginskaya Underground	Increase of production output to 2.4 million tonnes per annum	5,010	2009	2020

Steel Segment
Maintenance expenditures	Maintaining current output capacity	1,732	2018	2020
Chelyabinsk Metallurgical Plant
Construction of rolling facilities in blooming building	Introducing new types of rolled products for construction industry with a design capacity of 1.1 million tonnes per annum	21,761	2009	2018
Reconstruction of oxygen-converter production	Increase of cast weight to 152 tonnes	4,845	2009	2020

Power segment
Maintenance expenditures	Maintaining current output capacity	1,069	2018	2020

Transport division
Maintenance expenditures	Maintaining current output capacity	1,303	2018	2020

Port Posiet
Technical modernization of Port Posiet	Increase of cargo-handling capacity to 9.0 million tonnes per annum	4,345	2009	2019

(1)	We estimate that approximately 1,851 million rubles of planned expenditures were spent on the aforementioned projects in 2017. In 2017, we spent 5,576 million rubles in total on capital expenditures.

Research and Development

We maintain research programs at the corporate level and at certain of our business units to carry out research and applied technology development activities. At the corporate level, we have a Department of Technology Development at Mechel-Steel Management (two employees) and a Production and Technical Department at Mechel Mining Management (12 employees). In December 2008, we established Mechel Engineering with a headcount of 214 employees to carry out design and engineering works to increase the efficiency of our mining business. The head office of Mechel Engineering is located in Novosibirsk. Geological services provided by Mechel Engineering include: (1) geological survey work related to prospecting and developing minerals and coal deposits; (2) hydrogeological survey work; (3) monitoring of geological environment; (4) preparation of geological materials for feasibility studies and preparation of geological reports with reserves estimation; (5) test drilling (methane drainage borehole); and (6) computer simulation of coal and ore deposits.

In the course of our research and development we also contract with third party consultants and Russian research institutions.

In addition to these activities performed at our corporate level, each of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and Urals Stampings Plant have specialized research divisions with a total of 130 employees involved in the improvement of existing technologies and products.

Our research and development expenses in the years ended December 31, 2017, 2016 and 2015 were not significant.

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

Regulatory Matters

Licensing of Operations in Russia

We are required to obtain numerous licenses, authorizations and permits from the Russian governmental authorities for our operations. Some of our companies need to obtain licenses, authorizations and permits to carry out their activities, including, among other things, for:

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

Under the Licensing Law, generally, licenses may be issued for an indefinite term. Some licenses, in particular, licenses for the use of natural resources may be issued for various periods. Upon the expiration of a license, it may be extended upon application by the licensee, provided the licensee is not in violation of the terms and conditions of the license and the relevant regulations.

In accordance with amendments to the Federal Law “On the Electric Power Industry” No. 35-FZ dated March 26, 2003, as amended (the “Electric Power Industry Law”) and other legislative acts which entered into force on December 29, 2017, power sales activity related to the sale of electricity in the retail electricity market is subject to compulsory licensing since December 30, 2018. The Electric Power Industry Law does not provide for licensing procedures, instead the Russian government shall enact an order setting out procedures for obtainment of an electric power sales activity license, which is outstanding as of the date hereof. We aim to file for a license once the procedures are enacted.

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

The primary law regulating subsoil licensing is the Federal Law “On Subsoil,” dated February 21, 1992, as amended (the “Subsoil Law”), which sets out the regime for granting licenses for the exploration and extraction of mineral resources. The Procedure for Subsoil Use Licensing, adopted by Resolution of the Supreme Soviet of the Russian Federation on July 15, 1992, as amended (the “Licensing Regulation”), also regulates the licensing of exploration and extraction of mineral resources. According to both the Subsoil Law and the Licensing Regulation, subsurface mineral resources are generally subject to the jurisdiction of the federal authorities.

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

There are three major types of payments with respect to the extraction of minerals: (1) a lump-sum payment for granting the right to use subsoil; (2) periodic payments for the use of subsoil under the Subsoil Law; and (3) the mineral extraction tax under the Russian Tax Code. Failure to make these payments could result in refusal to grant the right to use subsoil or the suspension or termination of the subsoil license. The Subsoil Law-mandated payments are not material to our mining segment’s results of operations. For coal, the basic rate of the mineral extraction tax ranges from 11 to 57 rubles per tonne depending on the type of coal. At the same time, the actual rate of tax in respect of extracted coal is subject to indexation on a quarterly basis taking into account deflator coefficients adopted by the Ministry of Economic Development of the Russian Federation. For iron ore, the mineral extraction tax is 4.8%. In 2017, mineral extraction taxes amounted to 1,283 million rubles, which are included in the consolidated statement of profit (loss) and other comprehensive income (loss) as extraction related overheads.

Currently, extraction licenses and combined licenses are awarded, generally, by tender or auction conducted by special auction commissions of Rosnedra. While such tender or auction may involve a representative of the relevant region, the separate consent of regional authorities is generally not required in order to issue subsoil licenses. The winning bidder in a tender is selected on the basis of the submission of the most technically competent, financially attractive and environmentally sound proposal that meets published tender terms and conditions. At an auction, the success of a bid is determined by the attractiveness of the financial proposal. In limited circumstances, extraction licenses may also be issued without holding an auction or tender, for instance to holders of exploration licenses who discover mineral resource deposits through exploration work conducted at their own expense. Regional authorities may issue extraction licenses for “common” mineral resources, such as clay, sand or limestone.

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

The fulfillment of license’s conditions is a major factor in the good standing of the license. If the subsoil licensee fails to fulfill the license’s conditions, upon notice, the license may be terminated or the subsoil user’s rights may be restricted by the licensing authorities. However, if a subsoil licensee cannot meet certain deadlines or achieve certain volumes of exploration work or extraction output as set forth in a license, it may apply to amend the relevant license conditions, though such amendments may be denied.

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

Environmental Legislation in Russia

We are subject to laws, regulations and other legal requirements relating to the protection of the environment, including those governing the emission and discharge of substances into the air and water, the formation, distribution and disposal of hazardous substances and waste, the cleanup of contaminated sites, flora and fauna protection and wildlife protection. Issues of environmental protection in Russia are regulated primarily by the Federal Law “On Environmental Protection” dated January 10, 2002, as amended (the “Environmental Protection Law”), as well as by a number of other federal, regional and local legal acts.

Since 2008, the Ministry of Natural Resources and Ecology has been working on significant amendments to the Environmental Protection Law and other regulations. These amendments have already come into force or are gradually coming into force. The purpose of the amendments is to strengthen liability for companies’ non-compliance with environmental laws and regulations, to improve the distribution of functions between state environmental agencies at both the federal and regional levels, to increase the role of public control over compliance with environmental standards, as well as to stimulate the use of the best available environmental technologies in production processes.

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

Fees for the emission/discharge per tonne of each contaminant into air and water and fees for waste disposal are established by governmental authorities. These fees are determined on a sliding scale for both the statutory standards and individually approved limits on emissions and discharges, as well as for pollution in excess of these limits: the lowest fees are imposed for pollution within the statutory standards, intermediate fees are imposed for pollution within the individually approved temporary limits (within limit fees; exceed the fees within the statutory standards by 5 times) and the highest fees are imposed for pollution exceeding such limits (above-limit fees; exceed the fees within the individually approved temporary limits by 5 times). Thus, above-limit fees exceed the fees within the statutory standards by 25 times. In accordance with recent amendments to the Environmental Protection Law, starting from 2020, environmental impact charges exceeding regulatory thresholds in certain cases will be increased by up to 100 times current fees as statutorily prescribed. Payment of above-limit fees does not relieve the company from the responsibility as provided by Russian law, as well as the development and implementation of environmental measures aimed at reducing the negative impact on the environment. In 2017, we incurred above-limit fees and penalties in Russia in the amount of approximately 67.8 million rubles.

Environmental expert review

According to the Federal Law “On Environmental Expert Review” dated November 23, 1995, as amended (the “EER Law”), environmental expert review is a process of verifying the compliance of project documentation with environmental standards and technical regulations for the purpose of preventing a negative environmental impact. The EER Law provides for the main principles for conducting environmental expert review and for the type of documentation which is subject to such review.

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

Reclamation

We conduct our reclamation activities for land damaged by production in accordance with the Basic Regulation on Land Reclamation, Removal, Preservation, and Rational Use of the Fertile Soil Layer, approved by the Order of the Ministry of Natural Resources No. 525/67 dated December 22, 1995. In general, our reclamation activities involve both a technical stage and a biological stage. In the technical stage, we backfill the pits, grade and terrace mound slopes, level the surface of the mounds, and add clay rock on top for greater adaptability of young plants. In the biological stage, we plant conifers (pine, larch, cedar) on horizontal and gently sloping surfaces and shrubs and bushes to reinforce inclines. Russian environmental regulations do not require mines to achieve the approximate original contour of the property as is required, for example, in the United States. Generally, reclamation should ensure the restoration of disturbed lands for their further use in agricultural, forestry, water management, recreational and other purposes. In 2017, we incurred reclamation costs in Russia of approximately 79 million rubles.

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

In December 2015 at the Paris climate conference, 196 countries adopted the United Nations Framework Convention on Climate Change which is due to enter into force in 2020. The agreement sets out a global action plan to avoid climate change. The Russian Federation shall develop a long-term plan to reduce greenhouse gas emissions and shall establish a strategy on adaptation to climate change. In 2015-2017, the Ministry of Natural Resources and Ecology of the Russian Federation has approved a number of methodology guidelines for the quantification of the amount of greenhouse gas emissions by organizations conducting business and other activities in Russia. Further Russia’s steps on implementation of the United Nations Framework Convention on

Climate Change could restrict our operations and/or impose significant costs or obligations on us, including requiring additional capital expenditures, modifications in operating practices, and additional reporting obligations.

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

The principal law regulating industrial safety is the Federal Law “On Industrial Safety of Hazardous Production Facilities,” dated July 21, 1997, as amended (the “Safety Law”). The Safety Law applies, in particular, to production facilities and sites where certain activities are conducted, including sites where load-lifting machines are used, where melts of ferrous and nonferrous metals are produced, used, stored and transported, where hazardous substances are stored and used (including allowed concentrations) and where certain types of mining is done. There are also regulations that address safety rules for coal mines, the production and processing of ore, the blast-furnace industry, steel smelting, alloy production and nickel production. Additional safety rules also apply to certain industries, including fuel and energy complex, metallurgical and coke-chemical industries and the foundry industry.

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

Companies that operate production sites of hazard classes I and II and handle hazardous substances in quantities set by the Safety Law must also prepare declarations of industrial safety which summarize the risks associated with operating a particular production site and measures the company has taken and will take to mitigate such risks and use the site in accordance with applicable industrial safety requirements. Such declarations must be adopted by the chief executive officer of the company, who is personally responsible for the completeness and accuracy of the data contained therein. The industrial safety declaration as well as a state industrial safety review are required for the issuance of a license permitting the operation of a hazardous production facility.

Rostekhnadzor has broad authority in the field of control and management of industrial safety. In case of an accident, a special commission led by a representative of Rostekhnadzor conducts a technical investigation of the cause. The company operating the hazardous production facility where the accident took place bears all costs of an investigation. Rostekhnadzor officials have the right to access production sites and may inspect documents to ensure a company’s compliance with safety rules. Rostekhnadzor may suspend for up to 90 days or initiate a court decision to terminate operations of companies and/or impose administrative liability on officers of such companies. Moreover, new rules on public control came into force in 2017. This type of control is performed on a voluntary basis by public inspectors who comply with certain qualification requirements.

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

In the event of a breach of any terms of business conduct required by the FAS, the FAS may initiate proceedings to investigate violations of antimonopoly legislation. If a violation of antimonopoly legislation is identified, the FAS may initiate administrative proceedings which may result in the imposition of a fine calculated on the basis of the annual revenues received by the company in the market where such violation was committed. Such fines may include an administrative fine of an amount from 300 thousand to one million rubles or, if such violation has led or may lead to the prevention, limitation or elimination of competition, an administrative fine of up to 15% of the proceeds from sale of all goods, works and services in the market where such violation was committed, but not more than 2% of the aggregate amount of proceeds from sale of all goods, works and services in case of abuse of a dominant position and not more than 4% of the aggregate amount of proceeds from sale of all goods, works and services in case of conclusion of an inadmissible agreement according to the law. Russian legislation also provides for criminal liability of company executives for violations of certain provisions of antimonopoly legislation. Furthermore, for systematic violations, a court may order, pursuant to a suit filed by the FAS, a compulsory split-up or spin-off of the violating company, and no affiliation can be preserved between the new entities established as result of such a mandatory reorganization.

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

The Strategic Industries Law

The Strategic Industries Law, dated April 29, 2008, as amended, regulates foreign investments in companies with strategic importance for the national defense and security of the Russian Federation (“Strategic Companies”). The Strategic Industries Law provides an exhaustive list of strategic activities, engagement in which makes a company subject to restrictions. Among others, the list of such activities includes exploration and/or production of natural resources on subsoil plots of federal importance. Subsoil plots of federal importance include plots with deposits of uranium, diamonds, high-purity quartz ore, nickel, cobalt, niobium, lithium, beryllium, tantalum, yttrium-group rare-earth metals and platinoid metals. They also include deposits of oil, gas, vein gold and copper which are above certain size limits specified in the Subsoil Law, as well as subsoil plots of the internal sea, territorial sea and continental shelf; and subsoil plots, the use of which requires the use of land plots included in the category of national defense and security land. The Strategic Subsoil List was first officially published in Rossiyskaya Gazeta on March 5, 2009. Services rendered by business entities included into the register of natural monopolies pursuant to the Federal Law “On Natural Monopolies,” dated August 17, 1995, as amended, with certain exceptions, are also considered to constitute strategic activity. Furthermore, production and sale of metals, alloys with special features or raw materials that are used in production of weapons and military equipment is also deemed to be a strategic activity starting from July 2017. The production and distribution of industrial explosives is also deemed to be activity of strategic importance for national defense and homeland security.

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

Salary

In accordance with Russian law, the minimum salary in Russia is 9,489 rubles. Starting from May 1, 2018, the minimum salary will be increased to the minimum subsistence level and will amount to 11,163 rubles.

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

Pursuant to the Electric Power Industry Law, the electric power industry entities are organizations engaged in the production of electricity, heat energy and capacity, purchase and sale of electricity and capacity, power supply of consumers, rendering services in electricity transmission, operational-dispatching management in the electric power industry, sales of electric energy (capacity), organizing of purchase and sale of electric energy and capacity.

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

In accordance with amendments to the Electric Power Industry Law and other legislative acts which entered into force on December 29, 2017, power sales activity is subject to compulsory licensing since December 30, 2018. Power sales activity is the sale of electricity produced and/or purchased in the retail electricity market both within and outside the unified national electric grid of Russia. A prerequisite for granting a license is compliance with licensing requirements.

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

Since December 30, 2018, power sales activity in the retail electricity market is subject to compulsory licensing.

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

EU REACH

On June 1, 2007, the European Union enacted regulations on registration, evaluation, authorization and restrictions of use of chemicals, known as REACH. The purpose of REACH is to ensure a high level of protection of human health and the environment, including the promotion of alternative methods of assessment of hazards of chemical substances.

REACH requires foreign manufacturers importing their chemical substances into the European Union, as well as EU manufacturers producing such substances in quantities of one tonne or more per year, to register these substances with the ECHA and provide the information about the registered substances usage and utilization to the competent authorities of the EU Member States and downstream users upon request. Prior to December 1, 2008, we pre-registered with the ECHA substantially all of the substances that we intended to export to or produce in the European Union. As a next step, we successfully registered with the ECHA the substances that we export to or produce in the European Union in an amount over 1,000 tonnes per year, and which are subject to REACH registration, namely: ferroalloys, coke-chemicals and pig iron exported to the European Union. This registration was completed prior to December 1, 2010 in compliance with the REACH implementation schedule.

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

In this Item 5, the term “domestic” describes sales by a subsidiary within the country where its operations are located. The term “export” describes cross-border sales by a subsidiary regardless of its location. See note 26 to the consolidated financial statements.

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

Business Structure

Segments

We have organized our businesses into three segments:

•	the mining segment, comprising production and sale of coal (metallurgical and steam), coke and chemical products and iron ore, which supplies raw materials to our steel and power segments and also sells substantial amounts of raw materials to third parties, and includes logistical assets, such as our seaports on the Sea of Japan and on the Sea of Azov and our railway transportation assets;

•	the steel segment, comprising production and sale of semi-finished steel products, long products of a wide range of steel grades, carbon and stainless flat products, high value-added metal products, including wire products, stampings and forgings and others, as well as ferrosilicon, and our river port on the Kama River, a tributary of the Volga River; and

•	the power segment, comprising generation and sale of electricity and heat energy, which supplies electricity and heat energy to our mining and steel segments and also sells a portion of electricity and heat energy to third parties.

The table below sets forth by segments our key mining, steel and power subsidiaries, presented in chronological order by date of acquisition.

Name	Location of Assets	Product/Business	Date Control Acquired	Voting Interest(1)
Mining Segment
Southern Kuzbass Coal Company	Russia	Coking coal, steam coal, anthracite and PCI	January 1999	99.1%
Korshunov Mining Plant	Russia	Iron ore concentrate	October 2003	90.0%
Port Posiet	Russia	Seaport: coal warehousing and transshipment	February 2004	97.8%
Mechel Coke	Russia	Coke and chemical products	June 2006	100.0%
Moscow Coke and Gas Plant	Russia	Coke and chemical products	October 2006	99.5%
Yakutugol	Russia	Coking coal, steam coal	October 2007	100.0%
Port Temryuk	Russia	Seaport: coal and metal transshipment	March 2008	100.0%
Elgaugol	Russia	Coking coal, steam coal	August 2013	51.0%
Elga-road	Russia	Railroad transportation	January 2016	51.0%

Steel Segment
Chelyabinsk Metallurgical Plant	Russia	Semi-finished steel products, carbon and stainless long and flat steel products	December 2001	94.2%
Vyartsilya Metal Products Plant	Russia	Wire products	May 2002	93.3%
Beloretsk Metallurgical Plant	Russia	Long steel products, wire products	June 2002	94.8%
Urals Stampings Plant	Russia	Stampings and forgings	April 2003	93.8%
Mechel Nemunas	Lithuania	Wire products	October 2003	100.0%
Izhstal	Russia	Carbon and special steel long products and wire products	May 2004	90.0%
Port Kambarka	Russia	River port	April 2005	90.4%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	August 2007	100.0%

Power Segment
Mechel Energo	Russia	Power generation and sale	February 2004	100.0%
Southern Kuzbass Power Plant	Russia	Power generation	April 2007	98.3%
Kuzbass Power Sales Company	Russia	Electricity distribution	June 2007	72.1%

(1)	The percentages provided in this table are as of December 31, 2017. Some of our Russian subsidiaries have preferred shares outstanding that have voting rights similar to the common shares rights if dividends on those shares have not been paid. We have calculated voting interests by including these preferred shares for subsidiaries where dividends have not been paid.

Intersegment sales

We are an integrated group with operations organized into mining, steel and power segments. Our group companies supply materials to other companies in the same reporting segment or different reporting segments. For example, for the year ended December 31, 2017:

•	The mining segment supplied approximately 40% of the steel segment’s iron ore feed requirements, 100% of the steel segment’s coke requirements and 48% of the power segment’s coal requirements;

•	The steel segment supplies wires, ropes, wire products and other metal products to the mining segment for use in its day-to-day operations; and

•	Our co-generation facilities supplied approximately 29% of our group’s overall electricity requirements.

The prices at which we record these transfers are based on market prices, and these transactions are eliminated as intercompany transactions for the purposes of our consolidated financial statements. For the period-on-period discussion of the results of operations by segments, such transfers are included in segment revenues and cost of sales.

Recent acquisitions and disposals

Set out below is our key disposal during 2015-2017. There were no significant acquisitions during 2015-2017.

Bluestone. In February 2015, we disposed of 100% of shares in Mechel Bluestone Inc., the holding company of our coal assets in the United States, to a company controlled by the Justice family. The total consideration consisted of: (1) an immediate cash payment of $5 million (RUB 330.3 million as of February 12, 2015); (2) deferred royalty payments on coal mined and sold in the amount of $3.00 (RUB 198.2 as of February 12, 2015) per short ton, capped at $150 million (RUB 9,908.8 million as of February 12, 2015); (3) a portion of a sale price in case of any future sale or disposition of Bluestone and/or its assets, amounting to 12.5% or 10% of the total consideration if the sale transaction closes within five or from five to ten years, respectively, of the sale to the Justice family. Following disposal of certain Bluestone assets by the Justice family, in February 2017, we received $7.9 million (RUB 466.0 million as of February 6, 2017) as a portion of its sale price under relevant transaction documents.

Factors Affecting Our Results of Operations and Financial Condition

Change in reporting currency

Beginning with the period commencing on January 1, 2014, the presentation currency of our consolidated financial statements is the Russian ruble. Before transition to IFRS, U.S. dollar was the presentation currency of our consolidated financial statements prepared under U.S. GAAP. The reason of adopting the Russian ruble as the presentation currency in the consolidated financial statements under IFRS is to allow a greater transparency of our financial and operating performance as it more closely reflects the profile of our revenue and operating income that are mostly generated in Russian rubles.

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

Demand for steel, particularly long steel products, is closely tied to the construction industry in the markets in which we sell our products. The construction business in Russia, the principal market for our products, was severely impacted by the global financial crisis and the sharp economic slowdown in Russia. As a result of the critical role of steel in infrastructural and overall economic development, the steel industry tends to track macroeconomic factors such as GDP and industrial output.

Global real GDP grew by 2.8% in 2015, 2.4% in 2016 and 3.0% in 2017, according to the World Bank. According to Rosstat, Russia recorded GDP decline of 3.7% in 2015 and 0.2% in 2016 and GDP growth of 1.5% in 2017. In 2015, the global economy was under pressure due to slowing growth in China, geopolitical tensions and high levels of over-production of hydrocarbon raw materials and as a result of low oil prices. In 2016, there was a slight recovery of the global economy, the reduction of geopolitical tensions and the decline in oversupply reserves of crude oil which in turn helped to restore in commodity prices. In 2017, the global economy experienced a cyclical recovery with acceleration of global economic activity and stabilization of commodity prices, however geopolitical tensions heightened.

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

Consolidation trends in the mining and steel industries

The mining industry has been severely impacted by high volatility of coal prices in 2017. The temporary factors continue to significantly influence the prices. Cyclone Debbie in Australia caused coal prices to peak in April, followed by the crash of prices next month. Chinese environmental restrictions and spot supply tightness emerged as a main drivers of coal prices toward the year end. Major coal producers focus more on organic growth and cost optimization rather than on consolidation opportunities.

The M&A opportunities in the steel industry remained idle during 2017. We expect a recovery in the steel industry M&A activity with stabilization of steel prices and increase of global steel demand. However, the Chinese government’s regulations of environmental issues and mining industry will still have a significant impact on consolidation trends in steel sector globally.

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

Price trends for products

Coking coal and steam coal

During 2015, global metallurgical coal prices were under pressure as demand continued to decline and oversupply remained. According to CRU, quarterly contract price dropped from $117 per tonne (FOB Australia)

in the first quarter of 2015 to $89 per tonne (FOB Australia) in the fourth quarter of 2015. Spot prices declined from $106 per tonne (FOB Australia) in the first quarter of 2015 to $78 per tonne (FOB Australia) in the fourth quarter of 2015, according to CRU. The average contract price in 2015 was $102 per tonne, according to CRU. The average spot price in 2015 was $90 per tonne (FOB Australia), according to CRU. In this low-price environment, many producers were operating at a loss. In 2016, metallurgical coal prices were extremely volatile, especially in the second half of the year. According to CRU, in 2016, the premium hard coking coal spot price increased four times from the beginning of the year and reached $310 per tonne (FOB Australia) in November. According to CRU, quarterly contract price rose from $81 per tonne (FOB Australia) in the first quarter of 2016 to $200 per tonne (FOB Australia) in the fourth quarter of 2016. The Chinese government’s actions to reduce coal supply were the primary driver of the metallurgical coal price rally in 2016. By the end of the year, the spot price had fallen by 25% from its peak level in November 2016 and amounted to $230 per tonne due to a reversal in Chinese coal supply policy. The government was attempting to inject supply into the market since October 2016 and this led to an improvement in the availability of domestic metallurgical coal, according to CRU. The average contract price in 2016 was $114 per tonne, 12% higher than the average contract price in 2015, according to CRU. The average spot price in 2016 was $140 per tonne (FOB Australia), 55% higher than the average spot price in 2015, according to CRU. In the second quarter of 2017, quarterly contract benchmark pricing shifted to a system that uses a three-month average of a daily spot price. This had been triggered by the extreme price volatility of metallurgical coal pricing after cyclone Debbie hit Queensland, Australia. According to CRU, hard coking coal spot prices jumped to $270 per tonne (FOB Australia) in mid-April, as Queensland coal shipments halted after cyclone Debbie. After the cyclone passed, almost all producers and all ports have been slowly resuming operations and prices returned to the previous level. In the third quarter of 2017, another price hike has been driven upwards by heated Chinese demand for seaborne cargoes amid a boom in steel production. In the end of the third quarter of 2017, prices started to decline due to Chinese government’s intention to decrease crude steel output in order to improve ecological situation in the winter months. However, during November and December 2017, prices were moving upwards again as port loading disruptions took place in Australia. The average contract price in 2017 was $206 per tonne, 81% higher than the average contract price in 2016, according to CRU. The average spot price in 2017 was $183 per tonne (FOB Australia), 31% higher than the average spot price in 2016, according to CRU.

In 2015, steam coal market was in oversupply, despite producers’ efforts to cut production. Chinese power generation and consumption growth had slowed significantly in 2015. According to Platts, in 2015 the spot price for steam coal was $59 per tonne (5,500 NAR CFR China) in January; by the end of the year it declined to $44 per tonne. The average price in 2015 was $52 per tonne (5,500 NAR CFR China), according to Platts. In the first five months of 2016, the spot price for steam coal was generally stable fluctuating around $46 per tonne (5,500 NAR CFR China), but starting from June steam coal price began to rise sharply due to the Chinese government’s coal supply policy, according to Platts. As a result of decreased coal production in China steam coal price rose from $50 per tonne in June 2016 to $87 per tonne (5,500 NAR CFR China) in November 2016, but corrected to $75 per tonne in December 2016. The average price in 2016 was $59 per tonne (5,500 NAR CFR China), 13% higher than the average price in 2015, according to Platts. In the first half of 2017, steam coal price fluctuated around $75 per tonne (5,500 NAR CFR China) and then started to grow reaching $88 per tonne (5,500 NAR CFR China) in October 2017 due to very strong Chinese coal demand during the summer and reduced supply as the focus on improving coal mine safety in China intensified. The average price in 2017 was $79 per tonne (5,500 NAR CFR China), 34% higher than the average price in 2016, according to Platts.

Iron ore

In 2015, a lot of new iron ore capacity came on stream which together with a reduction of steel production in China had led to lower prices. Iron ore spot price declined from $68 per dry metric tonne (62% Fe, CFR China) in January 2015 to $40 per dry metric tonne in December 2015, according to MMI. The average spot price in 2015 was $56 per dry metric tonne, according to MMI. Starting from January 2016, there was a reversal in iron ore spot price trend. During 2016, iron ore spot prices were generally rising with minor downward corrections in May-June and September. The iron ore spot price increased from a low of $42 per dry metric tonne

(62% Fe, CFR China) in January to a high of $80 per dry metric tonne in December, according to MMI. Strong Chinese demand for imported iron ore which hit an all-time high in 2016 was the main reason of the price increase. The average spot price in 2016 was $58 per dry metric tonne which was 4% higher than the average price in 2015, according to MMI. Strong Chinese steel sector supported iron ore prices in 2017 and the average spot price reached $71 per dry metric tonne (62% Fe, CFR China) which was 22% higher than the average price in 2016, according to MMI. Throughout the year prices fluctuated from $54 to $93 per dry metric tonne (62% Fe, CFR China), according to MMI.

Coke

In 2015, coke production overshoot demand, Chinese export volume has increased, exacerbating oversupply and displacing market share of other coke producing countries in international markets, thus pressuring prices for coke. As a result coke prices declined from $177 per tonne (FOB China basis) in the first quarter to $123 per tonne (FOB China basis) in the fourth quarter, according to CRU. The average domestic coke price in 2015 was 10,892 rubles per tonne (including VAT, FCA basis), according to Metal Expert. Price growth in the domestic coke market was due to depreciation of Russian ruble, higher coking coal prices and strong demand from Ukraine. In 2016, the world coke price showed almost the same dynamics as coking coal prices. According to CRU, coke prices increased from $113 per tonne (FOB China basis) in the first quarter of the year to $307 per tonne (FOB China basis) in the fourth quarter of the year. According to CRU, such sharp rise of the coke price was driven largely by panic buying by steel producers globally. Initially, tightness in the market was created following implementation of the ‘276 working days’ policy at Chinese coal mines that reduced coal production. The average domestic coke price in 2016 was 12,022 rubles per tonne (including VAT, FCA basis), 10% higher than the average price in 2015, according to Metal Expert. Price growth in the domestic coke market was due to sharp rise of coking coal prices in the second half of the year in Russia, which led to costs increase of coke producers and increased coke prices on export markets. In 2017, coke prices were on the rise: prices increased from $278 per tonne (FOB China basis) in the first quarter of 2017 to $320 per tonne (FOB China basis) in the third quarter of 2017, according to CRU. Particularly, in the second quarter of 2017, margins on steel products in China have hit multi-year highs; to take advantages of high prices, steel mills have been restocking raw materials in order to ramp up blast furnace production, according to CRU. In the fourth quarter of 2017, coke prices in China reached $315 per tonne (FOB China basis), according to CRU estimates. The average domestic coke price in 2017 was 17,902 rubles per tonne (including VAT, FCA basis), which was 49% higher than the average price in 2016, according to Metal Expert. Sharp price rise was due to higher domestic coking coal prices.

Steel

In 2015, the Russian domestic price for rebar increased to 25,038 rubles (+4.6% year-on-year) per tonne mostly as a result of the growth in the exchange rate. The average export price for square billets declined to $328 (-31.8% year-on-year) per tonne as a result of decreased oil and scrap prices, low demand and increased competition on the background of China’s exports growth, according to Metal-Courier. In 2016, the Russian domestic price for rebar increased to 30,177 rubles (+20.5% year-on-year) per tonne due to further ruble devaluation, strong export markets and limited supply in the second and fourth quarters. The average export price for square billets remained almost unchanged at $328 (+0.1% year-on-year) per tonne, according to Metal-Courier. In 2017, the Russian domestic price for rebar increased to 30,603 rubles (+1.4% year-on-year) per tonne because of strong export markets of square billets, according to Metal-Courier. The average export price for square billets increased to $436 (+33.1% year-on-year) per tonne as a result of upturned export scrap market and credit stimulation in China which pushed prices for semi-finished products, according to Metal-Courier.

Ferrosilicon

In the beginning of 2015, the price of ferrosilicon continued to fall. In May 2015, the price decline has stopped at $1,242 per tonne (75% Si, CIF Japan), according to TEX. After a relatively stable position in June-August, ferrosilicon prices resumed falling. In December 2015, prices dropped to $1,156 per tonne (75% Si, CIF

Japan), according to TEX. The average price for ferrosilicon in 2015 was $1,239 per tonne (75% Si, CIF Japan), according to TEX. In 2016, from January to September, the average price for ferrosilicon had not been subject to significant fluctuations and was within the range of $1,155-1,195 per tonne (75% Si, CIF Japan). In October and November, the average price for ferrosilicon showed a sharp increase and amounted to $1,285 per tonne (75% Si, CIF Japan). Quotations in the Japanese market increased as the price rose in China. In December, the price stopped rising and amounted to $1,260 per tonne (75% Si, CIF Japan). The average price for ferrosilicon in 2016 was $1,193 per tonne (75% Si, CIF Japan), a decrease of 4% compared to 2015, according to TEX. The first half of 2017 was relatively stable, monthly price fluctuations did not exceed 7%. The price range was at the level of $1,100-1,200 per tonne (75% Si, CIF Japan), according to TEX. In the second half of 2017, due to the Chinese government’s introduction of production restrictions in the metallurgical, coal and ferroalloy industries, ferrosilicon prices in the Asia region sharply increased reaching $2,200 per tonne (75% Si, CIF Japan) by December 2017, according to TEX. The average price for ferrosilicon in 2017 was $1,362 per tonne (75% Si, CIF Japan), an increase of 14% compared to 2016, according to TEX.

Freight costs

In 2017, the dry bulk market showed a sustainable recovery to healthier levels when the amount of new-building vessels gradually decreased and demand for commodities was on the rise. That resulted in increasing of freight rates. The largest increase in the dry bulk sector came from the Capesize sector, where the average time charter rate increased from $7,388 per day in 2016 to $15,129 per day in 2017. The average Panamax rate was $9,766 per day in 2017 compared to $5,562 per day in 2016. The average rate for Supramax vessels in 2017 was $9,345 per day compared to $6,236 per day in 2016. The average rate for Handysize vessels in 2017 was $7,636 per day compared to $5,214 per day in 2016.

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

Results of Operations

The following table sets forth our consolidated statement of profit (loss) data for the years ended December 31, 2017, 2016 and 2015.

	Year Ended December 31,
	2017		2016		2015
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In millions of Russian rubles, except for percentages)
Revenue	299,113	100.0%	276,009	100.0%	253,141	100.0%
Cost of sales	(160,356)	(53.6%)	(146,322)	(53.0%)	(151,334)	(59.8%)

Gross profit	138,757	46.4%	129,687	47.0%	101,807	40.2%
Total selling, distribution and operating income and (expenses), net	(81,590)	(27.3%)	(86,997)	(31.5%)	(77,555)	(30.6%)

Operating profit	57,167	19.1%	42,690	15.5%	24,252	9.6%
Total other income and (expense), net	(41,447)	(13.9%)	(28,539)	(10.3%)	(131,380)	(51.9%)

Profit (loss) before tax from continuing operations	15,720	5.3%	14,151	5.1%	(107,128)	(42.3%)
Income tax expense	(3,150)	(1.1%)	(4,893)	(1.8%)	(8,322)	(3.3%)

Profit (loss) for the year from continuing operations	12,570	4.2%	9,258	3.4%	(115,450)	(45.6%)
(Loss) profit after tax for the year from discontinued operations, net	—	0.0%	(426)	(0.2%)	822	0.3%

Profit (loss) for the year	12,570	4.2%	8,832	3.2%	(114,628)	(45.3%)

Less: profit attributable to non-controlling interests	1,013	0.3%	1,706	0.6%	535	0.2%

Profit (loss) attributable to equity shareholders of Mechel PAO	11,557	3.9%	7,126	2.6%	(115,163)	(45.5%)

Year ended December 31, 2017 compared to year ended December 31, 2016

Revenues

Consolidated revenues increased by RUB 23,104 million, or 8.4%, to RUB 299,113 million in the year ended December 31, 2017 from RUB 276,009 million in the year ended December 31, 2016.

The sales increase was due to an increase in sales prices across our major segments.

The following table sets forth our net revenues by segment, including a breakdown by sales to third parties and other segments.

	Year Ended December 31,
Revenues by Segment	2017	2016
	(In millions of Russian rubles, except for percentages)
Mining segment
To third parties	100,129	89,647
To power segment	921	1,370
To steel segment	41,365	30,537

Total	142,415	121,554

Steel segment
To third parties	172,760	161,639
To power segment	5,917	5,693
To mining segment	1,705	1,562

Total	180,382	168,893

Power segment
To third parties	26,224	24,723
To steel segment	12,387	11,709
To mining segment	3,951	4,193

Total	42,562	40,626

Eliminations	66,246	55,064

Consolidated revenues	299,113	276,009

% from mining segment	33.5%	32.5%
% from steel segment	57.7%	58.5%
% from power segment	8.8%	9.0%

Mining segment

Our mining segment revenues increased by RUB 20,861 million, or 17.2%, to RUB 142,415 million in the year ended December 31, 2017 from RUB 121,554 million in the year ended December 31, 2016.

Coking coal concentrate sales to third parties increased by RUB 4,912 million, or 12.7%, to RUB 43,656 million in the year ended December 31, 2017 from RUB 38,744 million in the year ended December 31, 2016, as a result of an increase in sales prices of RUB 11,525 million that was partially offset by a decrease in sales volumes of RUB 6,613 million. The average contract price in 2017 was $206 per tonne, 81% higher than the average contract price in 2016, according to CRU. The average spot price in 2017 was $183 per tonne (FOB Australia), 31% higher than the average spot price in 2016, according to CRU.

The volume of coking coal concentrate sold to third parties decreased by 987 thousand tonnes, or 17.1%, to 4,797 thousand tonnes in the year ended December 31, 2017 from 5,784 thousand tonnes in the year ended December 31, 2016. The decrease in sales volumes of coking coal concentrate was mainly due to the decreased production of coking coal.

The volume of coking coal concentrate sold to third parties decreased both at Yakutugol and Southern Kuzbass Coal Company. Yakutugol’s coking coal concentrate sales volumes decreased by 1,011 thousand tonnes, or 19.8%, to 4,109 thousand tonnes in the year ended December 31, 2017 from 5,120 thousand tonnes in the year ended December 31, 2016 due to lower coking coal output as a result of unfavorable geological conditions. Southern Kuzbass Coal Company’s coking coal concentrate sales volumes decreased by

159 thousand tonnes, or 37.8%, to 262 thousand tonnes in the year ended December 31, 2017 from 421 thousand tonnes in the year ended December 31, 2016 due to decrease in production.

Coke sales to third parties increased by RUB 2,037 million, or 21.8%, to RUB 11,379 million in the year ended December 31, 2017 from RUB 9,342 million in the year ended December 31, 2016, as a result of an increase in sales prices of RUB 3,323 million that was partially offset by a decrease in sales volumes of RUB 1,286 million. In 2017, coke prices increased from $278 per tonne (FOB China basis) in the first quarter of 2017 to $315 per tonne (FOB China basis) in the fourth quarter of 2017, according to CRU. The average domestic coke price in 2017 was 17,902 rubles per tonne (including VAT, FCA basis), which was 49% higher than the average price in 2016, according to Metal Expert.

Coke supplied to the steel segment increased by RUB 6,110 million, or 29.0%, to RUB 27,196 million in the year ended December 31, 2017 from RUB 21,086 million in the year ended December 31, 2016. The increase was due to an increase in sales prices of RUB 6,589 million that was partially offset by a decrease in sales volumes of RUB 479 million. Coke sales volumes from Mechel Coke to Chelyabinsk Metallurgical Plant slightly decreased by 24 thousand tonnes, or 1.3%, to 1,897 thousand tonnes in the year ended December 31, 2017 from 1,921 thousand tonnes in the year ended December 31, 2016.

Chemical products sales to third parties increased by RUB 380 million, or 19.1%, to RUB 2,368 million in the year ended December 31, 2017 from RUB 1,988 million in the year ended December 31, 2016, mainly as a result of an increase in sales prices.

Anthracite and PCI sales to third parties increased by RUB 2,700 million, or 14.4%, to RUB 21,437 million in the year ended December 31, 2017 from RUB 18,737 million in the year ended December 31, 2016, as a result of an increase in sales prices of RUB 4,335 million that was partially offset by a decrease in sales volumes of RUB 1,635 million. The decrease in sales volumes of anthracite and PCI was due to drop in coal extraction as a result of a decrease in transportation capacity.

Steam coal sales to third parties increased by RUB 860 million, or 6.8%, to RUB 13,447 million in the year ended December 31, 2017 from RUB 12,587 million in the year ended December 31, 2016, as a result of an increase in sales prices of RUB 1,284 million that was partially offset by a decrease in sales volumes of RUB 424 million. In the first half of 2017, steam coal price fluctuated around $75 per tonne (5,500 NAR CFR China) and then started to grow reaching $88 per tonne (5,500 NAR CFR China) in October 2017 due to strong Chinese coal demand during the summer. The average price in 2017 was $79 per tonne (5,500 NAR CFR China), 34% higher than the average price in 2016, according to Platts.

Steam coal supplied to the power segment decreased by RUB 176 million, or 50.3%, to RUB 174 million in the year ended December 31, 2017 from RUB 350 million in the year ended December 31, 2016, as a result of a decrease in sales volumes. Sales of steam coal to the power segment companies decreased by 187 thousand tonnes, or 51.6%, to 175 thousand tonnes in the year ended December 31, 2017 from 362 thousand tonnes in the year ended December 31, 2016 due to steam coal production decrease.

Sales of iron ore concentrate to third parties increased by RUB 94 million, or 74.6%, to RUB 220 million in the year ended December 31, 2017 from RUB 126 million in the year ended December 31, 2016, as a result of an increase in sales volumes of RUB 19 million and an increase in sales prices of RUB 75 million. Strong Chinese steel sector supported iron ore prices in 2017 and the average spot price reached $71 per dry metric tonne (62% Fe, CFR China) which was 22% higher than the average price in 2016, according to MMI. Throughout the year prices fluctuated from $54 to $93 per dry metric tonne (62% Fe, CFR China), according to MMI.

Supplies of iron ore concentrate to the steel segment increased by RUB 2,576 million, or 30.5%, to RUB 11,020 million in the year ended December 31, 2017 from RUB 8,444 million in the year ended December 31, 2016, as a result of an increase in sales prices of RUB 3,320 million that was partially offset by a decrease in sales volumes of RUB 744 million. Sales volumes decreased due to decrease in production.

Excluding intersegment sales, export sales were stable at 77.8% of mining segment sales in the year ended December 31, 2017, compared to 74.6% in the year ended December 31, 2016.

Steel segment

Our steel segment revenues increased by RUB 11,489 million, or 6.8%, to RUB 180,382 million in the year ended December 31, 2017 from RUB 168,893 million in the year ended December 31, 2016.

Semi-finished products sales decreased by RUB 2,942 million, or 85.7%, to RUB 492 million in the year ended December 31, 2017 from RUB 3,434 million in the year ended December 31, 2016, as a result of a decrease of RUB 3,075 million in sales volumes and an increase of RUB 133 million in sales prices. The decrease in third-party sales volumes was due to increase in consumption within our steel segment related to expansion of the universal rolling mill’s production. In 2017, the annual average domestic price for billets (including VAT, FCA basis) was 25,780 rubles per tonne, 18.1% higher than the average domestic price in 2016.

Other long products sales increased by RUB 9,632 million, or 24.6%, to RUB 48,731 million in the year ended December 31, 2017 from RUB 39,099 million in the year ended December 31, 2016, as a result of an increase of RUB 5,133 million in sales prices and an increase of RUB 4,499 million in sales volumes. The increase in sales prices was due to increase in purchase prices for steel-making raw materials (iron ore feed, coke, etc.). Sales volumes increased due to strengthening demand in the Russian market and increase in the range of the universal rolling mill’s products.

Other flat products sales increased by RUB 4,584 million, or 27.4%, to RUB 21,307 million in the year ended December 31, 2017 from RUB 16,723 million in the year ended December 31, 2016, as a result of an increase of RUB 1,636 million in sales prices and an increase of RUB 2,948 million in sales volumes. In 2017, the annual average price for flat steel products (including VAT, FCA basis) was 37,757 rubles per tonne, 4.9% higher than the average price in 2016. The sales volume increased mainly due to strengthening of consumer demand in the Russian market.

Wire sales increased by RUB 1,968 million, or 12.7%, to RUB 17,498 million in the year ended December 31, 2017 from RUB 15,530 million in the year ended December 31, 2016, as a result of an increase of RUB 2,540 million in sales prices that was partially offset by a decrease of RUB 572 million in sales volumes. The increase in sales prices was driven by strong domestic demand and increase in the prices of wire rod used as the main input for wire production. Sales volumes declined due to decrease in production as a result of equipment repairs.

Rebar sales decreased by RUB 2,469 million, or 5.5%, to RUB 42,735 million in the year ended December 31, 2017 from RUB 45,204 million in the year ended December 31, 2016, as a result of a decrease of RUB 4,910 million in sales volumes that was partially offset by an increase of RUB 2,441 million in sales prices. Sales volumes decreased due to high competition between domestic producers for construction sector. In 2017, the Russian domestic price for rebar increased mainly due to increase in purchase prices for raw materials.

Steel pipes sales decreased by RUB 553 million, or 16.8%, to RUB 2,733 million in the year ended December 31, 2017 from RUB 3,286 million in the year ended December 31, 2016, as a result of a decrease of RUB 934 million in sales volumes that was offset by an increase of RUB 381 million in sales prices. The price increased mainly due to an increase in purchase prices for raw materials. The sales volume decreased due to shifting of our focus to high value-added products.

Pig iron sales decreased by RUB 565 million, or 83.2%, to RUB 114 million in the year ended December 31, 2017 from RUB 679 million in the year ended December 31, 2016, as a result of a decrease of RUB 604 million in sales volumes and an increase of RUB 39 million in sales prices. The decrease in third-party sales volumes was due to the increase in consumption within our steel segment.

Stampings sales increased by RUB 911 million, or 12.6%, to RUB 8,146 million in the year ended December 31, 2017 from RUB 7,235 million in the year ended December 31, 2016, as a result of an increase of RUB 2,022 million in sales volumes that was partially offset by a decrease of RUB 1,111 million in sales prices. The decrease in sales prices was driven by the decrease in domestic and export prices during 2017. The increase in sales volumes was due to ongoing recovery of demand from the key consuming industries (engineering and transport industries).

Ferrosilicon sales decreased by RUB 561 million, or 16.7%, to RUB 2,807 million in the year ended December 31, 2017 from RUB 3,368 million in the year ended December 31, 2016, as a result of a decrease of RUB 661 million in sales volumes and an increase of RUB 100 million in sales prices. The increase in sales prices was driven by the growth of quotation in the Asian market. The average price for ferrosilicon in 2017 was $1,362 per tonne (75% Si, CIF Japan), an increase of 14% compared to 2016, according to TEX. The decrease in sales volumes was due to temporary suspension of production as a result of furnaces repair at Bratsk Ferroalloy Plant.

Sales of non-core products and services increased by RUB 681 million, or 10.0%, to RUB 7,516 million in the year ended December 31, 2017 from RUB 6,835 million in the year ended December 31, 2016, due to ongoing overall revival of domestic market.

Excluding intersegment sales, export sales were 12.1% of steel segment sales in the year ended December 31, 2017, compared to 14.0% in the year ended December 31, 2016.

Power segment

Our power segment revenues increased by RUB 1,937 million, or 4.8%, to RUB 42,562 million in the year ended December 31, 2017 from RUB 40,625 million in the year ended December 31, 2016.

Electricity sales to third parties increased by RUB 1,770 million, or 7.9%, to RUB 24,297 million in the year ended December 31, 2017 from RUB 22,527 million in the year ended December 31, 2016, as a result of an increase of RUB 251 million in sales volumes and RUB 1,519 million in sales prices.

Other revenue, which consists mostly of capacity and heat energy, decreased by RUB 269 million, or 12.2%, to RUB 1,927 million in the year ended December 31, 2017 from RUB 2,196 million in the year ended December 31, 2016, due to a decrease in capacity sales volumes of Southern Kuzbass Power Plant.

Intersegment sales increased by RUB 435 million, or 2.7%, to RUB 16,338 million in the year ended December 31, 2017 from RUB 15,903 million in the year ended December 31, 2016, mainly as a result of an increase in electricity tariffs.

Cost of sales and gross profit

The consolidated cost of sales was 53.6% of consolidated revenues in the year ended December 31, 2017, as compared to 53.0% of consolidated revenues in the year ended December 31, 2016, resulting in a decrease in consolidated gross profit to 46.4% in the year ended December 31, 2017 from 47.0% for the year ended December 31, 2016. Cost of sales primarily consists of costs relating to raw materials (including products purchased for resale), direct payroll, depreciation and energy. The table below sets forth cost of sales and gross profit by segment for the years ended December 31, 2017 and 2016, including as a percentage of segment revenues.

	Year Ended December 31, 2017		Year Ended December 31, 2016
Cost of Sales and Gross Profit by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In millions of Russian rubles, except for percentages)
Mining segment
Cost of sales	48,952	34.4%	45,040	37.1%
Gross profit	93,464	65.6%	76,515	62.9%
Steel segment
Cost of sales	146,369	81.1%	126,745	75.0%
Gross profit	34,013	18.9%	42,148	25.0%
Power segment
Cost of sales	29,838	70.1%	29,047	71.5%
Gross profit	12,724	29.9%	11,578	28.5%

Mining segment

Mining segment cost of sales increased by RUB 3,912 million, or 8.7%, to RUB 48,952 million in the year ended December 31, 2017 from RUB 45,040 million in the year ended December 31, 2016. The gross profit percentage increased to 65.6% in the year ended December 31, 2017 compared to 62.9% in the year ended December 31, 2016, mainly due to the increase in selling prices caused by coal prices dramatic volatility.

Coal production cash costs per tonne (see “— “Cash Costs per Tonne” Measure”) at Southern Kuzbass Coal Company increased by RUB 430 per tonne, or 25.1%, from RUB 1,715 in the year ended December 31, 2016 to RUB 2,145 in the year ended December 31, 2017, mainly due to the increase in fixed costs share per tonne stimulated by production volumes decrease.

Coal production cash costs at Yakutugol increased by RUB 4 per tonne, or 0.5%, from RUB 825 in the year ended December 31, 2016 to RUB 829 in the year ended December 31, 2017, mainly due to the increase in fixed costs share per tonne stimulated by production volumes decrease.

Coke production cash costs increased by 41.8% at Moscow Coke and Gas Plant and 18.8% at Mechel Coke following the increase in coking coal concentrate purchase prices.

Iron ore production cash costs increased by 15.8% mainly due to increase in transportation cost per tonne and growth of stripping costs.

Steel segment

Steel segment cost of sales increased by RUB 19,624 million, or 15.5%, to RUB 146,369 million in the year ended December 31, 2017 from RUB 126,745 million in the year ended December 31, 2016. Steel segment cost of sales was 81.1% of the segment’s revenues in the year ended December 31, 2017, as compared to 75.0% in the year ended December 31, 2016. The decrease in gross profit from 25.0% to 18.9% is explained by the increase in purchase prices for raw materials (iron ore feed, coke, ferroalloys and electrodes).

Power segment

Power segment cost of sales increased by RUB 791 million, or 2.7%, to RUB 29,838 million in the year ended December 31, 2017 from RUB 29,047 million in the year ended December 31, 2016, due to increase in electricity tariffs and sales volumes. The power segment gross profit percentage increased to 29.9% in the year ended December 31, 2017 from 28.5% in the year ended December 31, 2016 due to sales price increase.

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

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2017 is presented below:

	In thousands of tonnes	Cash cost, in thousands of Russian rubles per tonne	In millions of Russian rubles
Coal — Southern Kuzbass Coal Company — sales to third parties	4,182	2.1	8,971
Coal — Southern Kuzbass Coal Company — intersegment sales	833	2.1	1,788
Coal — Yakutugol — sales to third parties	7,357	0.8	6,100
Coal — Yakutugol — intersegment sales	0	0.8	0
Coal — Elgaugol — sales to third parties	1,515	1.5	2,216
Coal — Elgaugol — intersegment sales	87	1.5	127
Iron ore — Korshunov Mining Plant — sales to third parties	30	2.3	69
Iron ore — Korshunov Mining Plant — intersegment sales	2,448	2.3	5,566
Coke — Moscow Coke and Gas Plant — sales to third parties(1)	556	12.0	6,670
Coke — Moscow Coke and Gas Plant — intersegment sales	1	12.0	15
Coke — Mechel Coke — sales to third parties(2)	214	7.0	1,497
Coke — Mechel Coke — intersegment sales	1,914	7.0	13,384
Depreciation			5,516
Depletion			1,424
Write-down of inventory to their net realizable value			67
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			69
Stockholding year to year movements, costs of other products and services (coking products, washing services) and costs of other subsidiaries(3)			(4,525)

Total mining segment cost of sales			48,952

(1)	Cash costs per tonne for coke were reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was RUB 125, or 1%, at Moscow Coke and Gas Plant in the year ended December 31, 2017.

(2)	Cash costs per tonne for coke were reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was RUB 833, or 12%, at Mechel Coke in the year ended December 31, 2017.
(3)	Costs of other products and services were increased by the amount of by-products credits of RUB 799 million in the year ended December 31, 2017.

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2016 is presented below:

	In thousands of tonnes	Cash cost, in thousands of Russian rubles per tonne	In millions of Russian rubles
Coal — Southern Kuzbass Coal Company — sales to third parties	4,464	1.7	7,655
Coal — Southern Kuzbass Coal Company — intersegment sales	1,021	1.7	1,751
Coal — Yakutugol — sales to third parties	8,664	0.8	7,152
Coal — Yakutugol — intersegment sales	—	0.8	—
Coal — Elgaugol — sales to third parties	1,673	0.9	1,529
Coal — Elgaugol — intersegment sales	44	0.9	41
Iron ore — Korshunov Mining Plant — sales to third parties	26	2.0	52
Iron ore — Korshunov Mining Plant — intersegment sales	2,684	2.0	5,272
Coke — Moscow Coke and Gas Plant — sales to third parties(1)	682	8.5	5,769
Coke — Moscow Coke and Gas Plant — intersegment sales	5	8.5	40
Coke — Mechel Coke — sales to third parties(2)	211	5.9	1,244
Coke — Mechel Coke — intersegment sales	1,938	5.9	11,405
Depreciation			5,265
Depletion			1,716
Write-down of inventory to their net realizable value			23
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			170
Stockholding year to year movements, costs of other products and services (coking products, washing services) and costs of other subsidiaries(3)			(4,043)

Total mining segment cost of sales			45,040

(1)	Cash costs per tonne for coke were reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was RUB 343, or 4%, at Moscow Coke and Gas Plant in the year ended December 31, 2016.
(2)	Cash costs per tonne for coke were reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was RUB 755, or 13%, at Mechel Coke in the year ended December 31, 2016.
(3)	Costs of other products and services were increased by the amount of by-products credits of RUB 831 million in the year ended December 31, 2016.

Selling, distribution and operating expenses

Selling, distribution and operating expenses decreased by RUB 5,407 million, or 6.2%, to RUB 81,590 million in the year ended December 31, 2017 from RUB 86,997 million in the year ended December 31, 2016, as a result of a decrease in administrative and other operating expenses in the mining and steel segments, selling and distribution expenses in the steel and mining segments and loss on write-off of non-current assets in the steel and mining segments in the year ended December 31, 2017. As a percentage of consolidated revenues, selling, distribution and operating expenses decreased to 27.3% in the year ended December 31, 2017 from 31.5% in the year ended December 31, 2016. Our selling, distribution and operating expenses consist primarily of selling and distribution expenses, loss on write-off of non-current assets, impairment of goodwill and other non-current assets, provision (reversal of provision) for doubtful accounts, taxes other than income taxes, administrative and other operating expenses and other operating income. The table below sets forth these costs by segment for the years ended December 31, 2017 and 2016, including as a percentage of segment revenues.

	Year Ended December 31, 2017		Year Ended December 31, 2016
Selling, Distribution and Operating Expenses by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In millions of Russian rubles, except for percentages)
Mining segment
Selling and distribution expenses	30,551	21.5%	31,132	25.6%
Loss on write-off of non-current assets	135	0.1%	863	0.7%
Impairment of goodwill and other non-current assets	3,801	2.7%	1,335	1.1%
Provision for doubtful accounts	156	0.1%	83	0.1%
Taxes other than income taxes	3,329	2.3%	3,959	3.3%
Administrative and other operating expenses	7,789	5.5%	9,538	7.8%
Other operating income	(488)	(0.3%)	(1,407)	(1.2%)

Total	45,273	31.8%	45,503	37.4%

Steel segment
Selling and distribution expenses	14,266	7.9%	15,392	9.1%
Loss on write-off of non-current assets	145	0.1%	1,089	0.6%
Impairment of goodwill and other non-current assets	2,280	1.3%	3,866	2.3%
Reversal of provision for doubtful accounts	(266)	(0.1%)	231	0.1%
Taxes other than income taxes	1,530	0.8%	1,826	1.1%
Administrative and other operating expenses	7,185	4.0%	8,569	5.1%
Other operating income	(281)	(0.2%)	(356)	(0.2%)

Total	24,859	13.8%	30,617	18.1%

Power segment
Selling and distribution expenses	10,869	25.5%	9,710	23.9%
Loss on write-off of non-current assets	41	0.1%	1	0.0%
Impairment of goodwill and other non-current assets	—	0.0%	—	0.0%
Provision for doubtful accounts	442	1.0%	443	1.1%
Taxes other than income taxes	108	0.3%	129	0.3%
Administrative and other operating expenses	616	1.4%	685	1.7%
Other operating income	(618)	(1.5%)	(91)	(0.2%)

Total	11,458	26.9%	10,877	26.8%

Mining segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities. Such expenses decreased by RUB 581 million, or 1.9%, to RUB 30,551 million in the year ended December 31, 2017 from RUB 31,132 million in the year ended December 31, 2016, mainly due to the decrease in segment export sales volumes by 6%. As a percentage of mining segment revenues, selling and distribution expenses decreased from 25.6% to 21.5% due to an increase in sales prices.

Loss on write-off of non-current assets decreased by RUB 728 million, or 84.3%, to RUB 135 million in the year ended December 31, 2017 from RUB 863 million in the year ended December 31, 2016, due to the decrease in the number of property, plant and equipment objects that are not planned for further use in production process at our mining service subsidiaries.

Impairment of goodwill and other non-current assets increased by RUB 2,466 million, or 184.7%, to RUB 3,801 million in the year ended December 31, 2017 from RUB 1,335 million in the year ended December 31, 2016. In 2017, we recognized impairment of property, plant and equipment and mineral licenses in relation to (i) Korshunov Mining Plant of RUB 2,271 million due to the decline in long-term forecast for iron ore prices and growth of stripping costs required for removal of landslide deformations and (ii) Southern Kuzbass Coal Company of RUB 1,529 million due to the refusal by the regulatory authorities to extend the term of mineral license for exploration and extraction. See note 18 to the consolidated financial statements.

Provision for doubtful accounts increased by RUB 73 million to RUB 156 million in the year ended December 31, 2017 from RUB 83 million in the year ended December 31, 2016, due to the increase in overdue accounts receivable.

Taxes other than income taxes decreased by RUB 630 million, or 15.9%, to RUB 3,329 million in the year ended December 31, 2017 from RUB 3,959 million in the year ended December 31, 2016, due to obtainment of property tax benefit in respect of the rail line by Elga-road in 2017.

Administrative and other operating expenses consist of payroll and payroll taxes, depreciation, rent and maintenance, legal and consulting expenses, office overheads and other expenses. These expenses decreased by RUB 1,749 million, or 18.3%, to RUB 7,789 million in the year ended December 31, 2017 from RUB 9,538 million in the year ended December 31, 2016, mainly as a result of a decrease in salaries and related social taxes by RUB 2,067 million, or 32.0%, to RUB 4,386 million in the year ended December 31, 2017 from RUB 6,453 million in the year ended December 31, 2016.

Other operating income decreased by RUB 919 million to RUB 488 million in the year ended December 31, 2017 from RUB 1,407 million in the year ended December 31, 2016, mainly due to insurance compensation for long-lived assets loss and revision of pension obligations and rehabilitation provisions in our mining subsidiaries in 2016.

Steel segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities. Such expenses decreased by RUB 1,126 million, or 7.3%, to RUB 14,266 million in the year ended December 31, 2017 from RUB 15,392 million in the year ended December 31, 2016, mainly due to the overall decrease in sales volumes of steel segment products. As a percentage of steel segment revenues, selling and distribution expenses decreased to 7.9% in the year ended December 31, 2017 from 9.1% in the year ended December 31, 2016.

Loss on write-off of non-current assets decreased by RUB 944 million, or 86.7%, to RUB 145 million in the year ended December 31, 2017 from RUB 1,089 million in the year ended December 31, 2016, due to the decrease in a number of idled property, plant and equipment written off by our steel production subsidiaries.

Impairment of goodwill and other non-current assets decreased by RUB 1,586 million, or 41.0%, to RUB 2,280 million in the year ended December 31, 2017 from RUB 3,866 million in the year ended December 31, 2016. In 2016, we recognized impairment of goodwill and other non-current assets in relation to Bratsk Ferroalloy Plant of RUB 3,627 million due to changes in expectations of long-term prices for ferrosilicon and in forecasted production volumes accompanied by increased forecasted costs. In 2017, we recognized impairment of property, plant and equipment and construction in progress in relation to Izhstal of RUB 2,130 million and additional impairment in relation to Bratsk Ferroalloy Plant of RUB 151 million.

Provision for doubtful accounts changed by RUB 497 million, or 215.2%, to RUB 266 million income from the effect of reversal in the year ended December 31, 2017 from RUB 231 million loss in the year ended December 31, 2016, due to the decrease in outstanding doubtful accounts as of December 31, 2017 and collection of certain accounts receivable provided for as of December 31, 2016.

Taxes other than income taxes decreased by RUB 296 million, or 16.2%, to RUB 1,530 million in the year ended December 31, 2017 from RUB 1,826 million in the year ended December 31, 2016, mainly due to recognition of probable tax risks in respect of penalties on personal income tax in the amount of RUB 181 million in 2016. In 2017, these risks were reversed based on the tax audit conclusion. Property and land taxes decreased by RUB 34 million to RUB 1,295 million in the year ended December 31, 2017 from RUB 1,329 million in the year ended December 31, 2016.

Administrative and other operating expenses decreased by RUB 1,384 million, or 16.1%, to RUB 7,185 million in the year ended December 31, 2017 from RUB 8,569 million in the year ended December 31, 2016. Payroll and related social taxes decreased by RUB 1,730 million, or 35.7%, to RUB 3,113 million in the year ended December 31, 2017 from RUB 4,843 million in the year ended December 31, 2016, due to optimization of the number of employees. Fines and penalties expenses on breach of trading contracts, provisions related to claims increased by RUB 1,157 million, or 381.8%, to RUB 1,460 million in the year ended December 31, 2017 from RUB 303 million in the year ended December 31, 2016, mainly due to recognition of provision related to claim of Minmetals. Other administrative and operating expenses decreased by RUB 811 million, or 23.7%, to RUB 2,613 million in the year ended December 31, 2017 from RUB 3,424 million in the year ended December 31, 2016, due to cost-cutting measures implemented by our management.

Other operating income decreased by RUB 75 million, or 21.1%, to RUB 281 million in the year ended December 31, 2017 from RUB 356 million in the year ended December 31, 2016, mainly due to revision of rehabilitation provision.

Power segment

Selling and distribution expenses consisted almost entirely of electricity transmission costs incurred by our Kuzbass Power Sales Company for the usage of the power grid through which electricity is distributed to end consumers. Such expenses increased by RUB 1,159 million, or 11.9%, to RUB 10,869 million in the year ended December 31, 2017 from RUB 9,710 million in the year ended December 31, 2016, due to an increase in transmission tariffs and sales volumes.

Other operating income was recognized in the amount of RUB 619 million mainly as a result of subsidies received from the governmental authorities as a compensation for operating activities (energy tariffs).

Operating profit

Operating profit increased by RUB 14,477 million, or 33.9%, to RUB 57,167 million in the year ended December 31, 2017 from RUB 42,690 million in the year ended December 31, 2016. As a percentage of consolidated revenues, operating profit increased to 19.1% in the year ended December 31, 2017 from 15.5% in the year ended December 31, 2016, mainly due to an increase in consolidated gross profit and a decrease in administrative and other operating expenses and loss on write-off of non-current assets as explained above.

The table below sets out operating profit by segment, including as a percentage of segment revenues.

	Year Ended December 31, 2017		Year Ended December 31, 2016
Operating Profit by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In millions of Russian rubles, except for percentages)
Mining segment	48,191	33.8%	31,012	25.5%
Steel segment	9,154	5.1%	11,531	6.8%
Power segment	1,266	3.0%	701	1.7%
Elimination of intersegment unrealized profit(1)	(1,444)		(554)

Consolidated operating profit	57,167		42,690

(1)	Our management evaluates the performance of our segments before the elimination of unrealized profit in inventory balances of segments that was generated by the segments but not recognized as profit in our consolidated financial statements until the sale of such inventories to third parties. Therefore, we present our segments before such elimination, and such elimination is presented separately. The increase in intersegment unrealized profit adjustment in the year ended December 31, 2017 as compared to the year ended December 31, 2016 was due to the increase in gross profit of our mining segment in 2017.

Mining segment

Mining segment operating profit increased by RUB 17,179 million, or 55.4%, to RUB 48,191 million in the year ended December 31, 2017 from RUB 31,012 million in the year ended December 31, 2016. The operating profit margin increased to 33.8% in the year ended December 31, 2017 from 25.5% in the year ended December 31, 2016, mainly due to the increase in selling prices caused by coal prices dramatic volatility.

Steel segment

Steel segment operating profit decreased by RUB 2,377 million, or 20.6%, to RUB 9,154 million in the year ended December 31, 2017 from RUB 11,531 million in the year ended December 31, 2016. The operating profit margin decreased to 5.1% in the year ended December 31, 2017 from 6.8% in the year ended December 31, 2016, due to the factors that affected operating income in 2017, such as the recognition of losses from the impairment of non-current assets of Izhstal and Bratsk Ferroalloy Plant and the increase in cost of sales caused by the increase in purchase prices for main raw materials.

Power segment

Power segment operating profit increased by RUB 565 million, or 80.6%, to RUB 1,266 million in the year ended December 31, 2017 from RUB 701 million in the year ended December 31, 2016. The operating profit margin increased to 3.0% in the year ended December 31, 2017 from 1.7% in the year ended December 31, 2016, mainly due to increase in gross margin caused by the increase in sales prices and receiving of subsidies from the governmental authorities as a compensation for operating activities (energy tariffs).

Other income and expense, net

Other income and expense, net consists of share of gain (loss) of an associate, finance income, finance costs, other income and other expenses and foreign exchange gain. The table below sets forth these costs for the years ended December 31, 2017 and 2016, including as a percentage of revenues.

	Year Ended December 31, 2017		Year Ended December 31, 2016
Other Income and Expense, Net	Amount	% of Revenues	Amount	% of Revenues
	(In millions of Russian rubles, except for percentages)
Finance income	633	0.2%	1,176	0.4%
Finance costs	(47,610)	(15.9)%	(54,240)	(19.7)%
Foreign exchange gain	4,237	1.4%	25,947	9.4%
Share of gain (loss) of an associate	18	0.0%	(17)	0.0%
Other income	1,495	0.5%	598	0.2%
Other expenses	(220)	(0.1)%	(1,999)	(0.7)%

Total	(41,447)	(13.9)%	(28,535)	(10.3)%

Finance income decreased by RUB 543 million, or 46.2%, to RUB 633 million in the year ended December 31, 2017 from RUB 1,176 million in the year ended December 31, 2016, due to waiving of fines and penalties on finance leases as a result of restructuring primarily with Sberbank in 2016. In 2017, restructuring effect was not significant.

Finance costs decreased by RUB 6,630 million, or 12.2%, to RUB 47,610 million in the year ended December 31, 2017 from RUB 54,240 million in the year ended December 31, 2016, due to the restructuring of overdue borrowings in 2016 and decrease in fines and penalties and interest rates in 2017.

Foreign exchange gain decreased by RUB 21,710 million, or 83.7%, to RUB 4,237 million in the year ended December 31, 2017 from RUB 25,947 million in the year ended December 31, 2016, mainly due to moderate appreciation of the ruble against the U.S. dollar in 2017 as compared to 2016.

Share of gain (loss) of an associate changed by RUB 35 million, or 205.9%, to RUB 18 million gain in the year ended December 31, 2017 from RUB 17 million loss in the year ended December 31, 2016, mainly due to loss in the amount of RUB 42 million from investments in Mechel Somani Carbon Private Limited in 2016.

Other income increased by RUB 897 million, or 150.0%, to RUB 1,495 million in the year ended December 31, 2017 from RUB 598 million in the year ended December 31, 2016, mainly due to gain from waiving of penalties from Novatek — Chelyabinsk OOO in the amount of RUB 442 million and a gain on the write-off of payable amounts that were written-off due to liquidation of the creditors or expiration of the statute of limitation in the amount of RUB 310 million.

Other expenses decreased by RUB 1,779 million, or 89.0%, to RUB 220 million in the year ended December 31, 2017 from RUB 1,999 million in the year ended December 31, 2016. In 2016, there was a write-off of Vnesheconombank’s commission in the amount of RUB 1,411 million and recognition of a provision for non-recoverable advances to pension funds in the amount of RUB 408 million. There were no such operations in 2017.

Income tax expense

Income tax expense decreased by RUB 1,743 million, or 35.6%, to RUB 3,150 million in the year ended December 31, 2017 from RUB 4,893 million in the year ended December 31, 2016. Our effective tax rate decreased to 20.0% from 34.6%. The decrease in income tax expense and effective tax rate is mainly due to recognition of deferred tax asset on tax loss from the consolidated group of taxpayers. This decrease was partially offset by the increase in current income tax expense because of the increase in the tax base as a result of the rise in prices. In addition, income tax risk related to the consolidated group of taxpayers was accrued in 2017.

Net profit attributable to non-controlling interests

Net profit attributable to non-controlling interests decreased by RUB 693 million, or 40.6%, to RUB 1,013 million in the year ended December 31, 2017 from RUB 1,706 million in the year ended December 31, 2016, mainly due to decrease in net profit attributable to non-controlling interests in our subsidiaries Chelyabinsk Metallurgical Plant in the amount of RUB 501.2 million (loss) and Izhstal in the amount of RUB 212.8 million (loss).

Net profit attributable to equity holders of the parent

Net profit attributable to our equity holders increased by RUB 4,431 million, or 62.2%, to RUB 11,557 million in the year ended December 31, 2017 from RUB 7,126 million in the year ended December 31, 2016, mainly due to the increase in operating margin.

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

Mining segment

Our mining segment revenues increased by RUB 12,831 million, or 11.8%, to RUB 121,554 million in the year ended December 31, 2016 from RUB 108,723 million in the year ended December 31, 2015.

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

The volume of coking coal concentrate sold to third parties increased by 538 thousand tonnes, or 10.3%, to 5,784 thousand tonnes in the year ended December 31, 2016 from 5,246 thousand tonnes in the year ended December 31, 2015. The increase in sales volumes was mainly due to the increased demand for coking coal concentrate.

The volume of coking coal concentrate sold to third parties increased at Yakutugol and decreased at Southern Kuzbass Coal Company. Yakutugol’s coking coal concentrate sales volumes increased by 605 thousand tonnes, or 13.4%, to 5,120 thousand tonnes in the year ended December 31, 2016 from 4,515 thousand tonnes in the year ended December 31, 2015 due to higher coking coal output as a result of favorable geological conditions. Southern Kuzbass Coal Company’s coking coal concentrate sales volumes decreased by 289 thousand tonnes, or 40.7%, to 421 thousand tonnes in the year ended December 31, 2016 from 710 thousand tonnes in the year ended December 31, 2015 due to decrease in production as a result of equipment breakdown.

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

Sales of iron ore concentrate to third parties decreased by RUB 1,718 million, or 93.2%, to RUB 126 million in the year ended December 31, 2016 from RUB 1,844 million in the year ended December 31, 2015, as a result of a decrease in sales volumes of RUB 1,745 million that was partially offset by an increase in sales prices of RUB 27 million. During 2016, iron ore spot prices were generally rising with minor downward corrections in May-June and September. The iron ore spot price increased from a low of $42 per dry metric tonne (62% Fe, CFR China) in January to a high of $80 per dry metric tonne in December, according to MMI. The average spot price in 2016 was $58 per dry metric tonne which was 4% higher than the average price in 2015, according to MMI.

Supplies of iron ore concentrate to the steel segment increased by RUB 2,601 million, or 44.5%, to RUB 8,444 million in the year ended December 31, 2016 from RUB 5,843 million in the year ended December 31, 2015, as a result of a RUB 1,010 million increase in sales volumes and a RUB 1,590 million increase in sales prices. Sales volumes increased due to the continued group strategy of redirection of iron ore sales volumes from third parties to our group consumers. The share of iron ore concentrate consumed at Chelyabinsk Metallurgical Plant and produced by Korshunov Mining Plant increased from 52.5% in the year ended December 31, 2015 to 67.4% in the year ended December 31, 2016.

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

Cost of sales and gross profit

The consolidated cost of sales was 53.0% of consolidated revenues in the year ended December 31, 2016, as compared to 59.8% of consolidated revenues in the year ended December 31, 2015, resulting in an increase in consolidated gross profit to 47.0% in the year ended December 31, 2016 from 40.2% for the year ended December 31, 2015. Cost of sales primarily consists of costs relating to raw materials (including products purchased for resale), direct payroll, depreciation and energy. The table below sets forth cost of sales and gross profit by segment for the years ended December 31, 2016 and 2015, including as a percentage of segment revenues.

	Year Ended December 31, 2016		Year Ended December 31, 2015
Cost of Sales and Gross Profit by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In millions of Russian rubles, except for percentages)
Mining segment
Cost of sales	45,040	37.1%	51,280	47.2%
Gross profit	76,515	62.9%	57,442	52.8%
Steel segment
Cost of sales	126,745	75.0%	119,610	78.2%
Gross profit	42,148	25.0%	33,394	21.8%
Power segment
Cost of sales	29,047	71.5%	30,178	72.8%
Gross profit	11,578	28.5%	11,289	27.2%

Mining segment

Mining segment cost of sales decreased by RUB 6,240 million, or 12.2%, to RUB 45,040 million in the year ended December 31, 2016 from RUB 51,280 million in the year ended December 31, 2015. The gross profit percentage increased to 62.9% in the year ended December 31, 2016 compared to 52.8% in the year ended December 31, 2015, mainly due to the increase in selling prices caused by the global coal prices rally.

Coal production cash costs per tonne (see “— “Cash Costs per Tonne” Measure”) at Southern Kuzbass Coal Company increased by RUB 255 per tonne, or 17.5%, from RUB 1,460 in the year ended December 31, 2015 to RUB 1,715 in the year ended December 31, 2016, mainly due to the increase in fixed costs share per tonne stimulated by production volumes decrease.

Coal production cash costs at Yakutugol decreased by RUB 34 per tonne, or 4.1%, from RUB 860 in the year ended December 31, 2015 to RUB 825 in the year ended December 31, 2016, mainly due to the decrease in fixed costs share per tonne stimulated by production volumes increase.

Coke production cash costs increased by 14.7% at Moscow Coke and Gas Plant following the increase in coking coal concentrate purchase prices caused by the global coal prices rally.

Iron ore production cash costs slightly decreased by 2.3% in the year ended December 31, 2016.

Steel segment

Steel segment cost of sales increased by RUB 7,135 million, or 6.0%, to RUB 126,745 million in the year ended December 31, 2016 from RUB 119,610 million in the year ended December 31, 2015. Steel segment cost of sales was 75.0% of the segment’s revenues in the year ended December 31, 2016, as compared to 78.2% in the year ended December 31, 2015. The increase in gross profit from 21.8% to 25.0% is mainly explained by the increase in sales prices caused by the recovery of demand.

Power segment

Power segment cost of sales decreased by RUB 1,131 million, or 3.8%, to RUB 29,047 million in the year ended December 31, 2016 from RUB 30,178 million in the year ended December 31, 2015, due to decrease in sales volumes. The power segment gross profit percentage increased to 28.5% in the year ended December 31, 2016 from 27.2% in the year ended December 31, 2015 due to sales price increase.

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

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2016 is presented below:

	In thousands of tonnes	Cash cost, in thousands of Russian rubles per tonne	In millions of Russian rubles
Coal — Southern Kuzbass Coal Company — sales to third parties	4,464	1.7	7,655
Coal — Southern Kuzbass Coal Company — intersegment sales	1,021	1.7	1,751
Coal — Yakutugol — sales to third parties	8,664	0.8	7,152
Coal — Yakutugol — intersegment sales	—	0.8	—
Coal — Elgaugol — sales to third parties	1,673	0.9	1,529
Coal — Elgaugol — intersegment sales	44	0.9	41
Iron ore — Korshunov Mining Plant — sales to third parties	26	2.0	52
Iron ore — Korshunov Mining Plant — intersegment sales	2,684	2.0	5,272
Coke — Moscow Coke and Gas Plant — sales to third parties(1)	682	8.5	5,769
Coke — Moscow Coke and Gas Plant — intersegment sales	5	8.5	40
Coke — Mechel Coke — sales to third parties(2)	211	5.9	1,244
Coke — Mechel Coke — intersegment sales	1,938	5.9	11,405
Depreciation			5,265
Depletion			1,716
Write-down of inventory to their net realizable value			23
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			170
Stockholding year to year movements, costs of other products and services (coking products, washing services) and costs of other subsidiaries(3)			(4,043)

Total mining segment cost of sales			45,040

(1)	Cash costs per tonne for coke were reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was RUB 343, or 4%, at Moscow Coke and Gas Plant in the year ended December 31, 2016.
(2)	Cash costs per tonne for coke were reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was RUB 755, or 13%, at Mechel Coke in the year ended December 31, 2016.
(3)	Costs of other products and services were increased by the amount of by-products credits of RUB 831 million in the year ended December 31, 2016.

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2015 is presented below:

	In thousands of tonnes	Cash cost, in thousands of Russian rubles per tonne	In millions of Russian rubles
Coal — Southern Kuzbass Coal Company — sales to third parties	5,012	1.5	7,317
Coal — Southern Kuzbass Coal Company — intersegment sales	1,674	1.5	2,444
Coal — Yakutugol — sales to third parties	7,540	0.9	6,483
Coal — Yakutugol — intersegment sales	—	0.9	—
Coal — Elgaugol — sales to third parties	1,575	0.8	1,280
Coal — Elgaugol — intersegment sales	6	0.8	5
Iron ore — Korshunov Mining Plant — sales to third parties	489	2.0	983
Iron ore — Korshunov Mining Plant — intersegment sales	2,288	2.0	4,598
Coke — Moscow Coke and Gas Plant — sales to third parties(1)	715	7.4	5,268
Coke — Moscow Coke and Gas Plant — intersegment sales	3	7.4	20
Coke — Mechel Coke — sales to third parties(2)	270	6.0	1,612
Coke — Mechel Coke — intersegment sales	1,924	6.0	11,499
Depreciation			6,532
Depletion			1,685
Write-down of inventory to their net realizable value			6
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			346
Stockholding year to year movements, costs of other products and services (coking products, washing services) and costs of other subsidiaries(3)			1,200

Total mining segment cost of sales			51,280

(1)	Cash costs per tonne for coke were reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was RUB 283, or 4%, at Moscow Coke and Gas Plant in the year ended December 31, 2015.
(2)	Cash costs per tonne for coke were reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was RUB 767, or 13%, at Mechel Coke in the year ended December 31, 2015.
(3)	Costs of other products and services were increased by the amount of by-products credits of RUB 840 million in the year ended December 31, 2015.

Selling, distribution and operating expenses

Selling, distribution and operating expenses increased by RUB 9,442 million, or 12.2%, to RUB 86,997 million in the year ended December 31, 2016 from RUB 77,555 million in the year ended December 31, 2015, as a result of an increase in selling and distribution expenses in the mining, steel and power segments, impairment of goodwill and other non-current assets in the mining and steel segments and loss on write-off of non-current assets in the mining and steel segments in the year ended December 31, 2016. As a percentage of consolidated revenues, selling, distribution and operating expenses increased to 31.5% in the year ended December 31, 2016 from 30.6% in the year ended December 31, 2015. Our selling, distribution and operating expenses consist primarily of selling and distribution expenses, loss on write-off of non-current assets, impairment of goodwill and other non-current assets, provision for doubtful accounts, taxes other than income taxes, administrative and other operating expenses and other operating income. The table below sets forth these costs by segment for the years ended December 31, 2016 and 2015, including as a percentage of segment revenues.

	Year Ended December 31, 2016		Year Ended December 31, 2015
Selling, Distribution and Operating Expenses by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In millions of Russian rubles, except for percentages)
Mining segment
Selling and distribution expenses	31,132	25.6%	28,588	26.3%
Loss on write-off of non-current assets	863	0.7%	199	0.2%
Impairment of goodwill and other non-current assets	1,335	1.1%	—	0.0%
Provision for doubtful accounts	83	0.1%	247	0.2%
Taxes other than income taxes	3,959	3.3%	3,706	3.4%
Administrative and other operating expenses	9,538	7.8%	8,872	8.2%
Other operating income	(1,407)	(1.2%)	(175)	(0.2%)

Total	45,503	37.4%	41,437	38.1%

Steel segment
Selling and distribution expenses	15,392	9.1%	13,736	9.0%
Loss on write-off of non-current assets	1,089	0.6%	492	0.3%
Impairment of goodwill and other non-current assets	3,866	2.3%	16	0.0%
Provision for doubtful accounts	231	0.1%	948	0.6%
Taxes other than income taxes	1,826	1.1%	2,044	1.3%
Administrative and other operating expenses	8,569	5.1%	7,825	5.1%
Other operating income	(356)	(0.2%)	(193)	(0.1%)

Total	30,617	18.1%	24,868	16.3%

Power segment
Selling and distribution expenses	9,710	23.9%	8,792	21.2%
Loss on write-off of non-current assets	1	0.0%	—	0.0%
Impairment of goodwill and other non-current assets	—	0.0%	1,444	3.5%
Provision for doubtful accounts	443	1.1%	312	0.8%
Taxes other than income taxes	129	0.3%	103	0.2%
Administrative and other operating expenses	685	1.7%	603	1.5%
Other operating income	(91)	(0.2%)	(4)	(0.0%)

Total	10,877	26.8%	11,250	27.1%

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

Loss on write-off of non-current assets increased by RUB 664 million, or 333.7%, to RUB 863 million in the year ended December 31, 2016 from RUB 199 million in the year ended December 31, 2015, due to the increase in a number of property, plant and equipment objects that are not planned for further use in production process at our mining service subsidiaries.

Impairment of goodwill and other non-current assets amounted to RUB 1,335 million in the year ended December 31, 2016. The carrying value of non-current assets of mining subsidiaries was impaired due to inability to generate economic benefits. See note 18 to the consolidated financial statements.

Provision for doubtful accounts decreased by RUB 164 million to RUB 83 million in the year ended December 31, 2016 from RUB 247 million in the year ended December 31, 2015, due to the decrease in overdue accounts receivable.

Taxes other than income taxes slightly increased by RUB 253 million, or 6.8%, to RUB 3,959 million in the year ended December 31, 2016 from RUB 3,706 million in the year ended December 31, 2015, due to recognition of probable tax risks in respect of penalties related to personal income tax among our mining subsidiaries in 2016.

Administrative and other operating expenses consist of payroll and payroll taxes, depreciation, rent and maintenance, legal and consulting expenses, office overheads and other expenses. These expenses increased by RUB 666 million, or 7.5%, to RUB 9,538 million in the year ended December 31, 2016 from RUB 8,872 million in the year ended December 31, 2015, mainly as a result of recognition of other operating income: salaries and related social taxes increased by RUB 1,154 million, or 21.8%, to RUB 6,453 million in the year ended December 31, 2016 from RUB 5,299 million in the year ended December 31, 2015; legal and consulting fees and insurance services decreased by 7.9% to RUB 256 million in the year ended December 31, 2016 from RUB 278 million in the year ended December 31, 2015; and other administrative and operating expenses decreased by RUB 467 million, or 14.2%, to RUB 2,827 million in the year ended December 31, 2016 from RUB 3,294 million in the year ended December 31, 2015.

Other operating income increased by RUB 1,232 million to RUB 1,407 million in the year ended December 31, 2016 from RUB 175 million in the year ended December 31, 2015 due to insurance compensation for long-lived assets loss and revision of pension obligations and rehabilitation provisions in our mining subsidiaries.

Steel segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities. Such expenses increased by RUB 1,656 million, or 12.1%, to RUB 15,392 million in the year ended December 31, 2016 from RUB 13,736 million in the year ended December 31, 2015, mainly due to the increase in railway tariffs by 9.0% and the increase in sales volumes of steel segment products. As a percentage of steel segment revenues, selling and distribution expenses slightly increased to 9.1% in the year ended December 31, 2016 from 9.0% in the year ended December 31, 2015.

Loss on write-off of non-current assets increased by RUB 597 million, or 121.3%, to RUB 1,089 million in the year ended December 31, 2016 from RUB 492 million in the year ended December 31, 2015, due to the increase in the number of idled property, plant and equipment written off by our steel production subsidiaries.

Impairment of goodwill and other non-current assets increased by RUB 3,850 million, or 24,062.5%, to RUB 3,866 million in the year ended December 31, 2016 from RUB 16 million in the year ended December 31,

2015. In 2014, we recognized impairment of property, plant and equipment and construction in progress in relation to Izhstal of RUB 6,669 million. In 2015, we recognized reversal of impairment of other non-current assets in relation to Izhstal of RUB 5,967 million and recognized additional impairment of other non-current assets in relation to Mechel Materials of RUB 5,983 million. In 2016, we recognized impairment of goodwill and other non-current assets in relation to Bratsk Ferroalloy Plant of RUB 3,627 million due to changes in expectations of long-term prices for ferrosilicon and in forecasted production volumes accompanied by the increased forecasted costs.

Provision for doubtful accounts decreased by RUB 717 million, or 75.6%, to RUB 231 million in the year ended December 31, 2016 from RUB 948 million in the year ended December 31, 2015, due to the decrease in overdue accounts receivable.

Taxes other than income taxes decreased by RUB 218 million, or 10.7%, to RUB 1,826 million in the year ended December 31, 2016 from RUB 2,044 million in the year ended December 31, 2015, mainly due to recognition of additional VAT in the amount of RUB 358 million as a result of tax audit in 2015. In 2016, we recognized probable tax risks in respect of penalties related to personal income tax in the amount of RUB 181 million. Property and land taxes increased by RUB 47 million to RUB 1,329 million in the year ended December 31, 2016 from RUB 1,282 million in the year ended December 31, 2015.

Administrative and other operating expenses increased by RUB 744 million, or 9.5%, to RUB 8,569 million in the year ended December 31, 2016 from RUB 7,825 million in the year ended December 31, 2015. Payroll and related social taxes increased by RUB 1,093 million, or 22.6%, to RUB 4,843 million in the year ended December 31, 2016 from RUB 3,750 million in the year ended December 31, 2015. Social expenses increased by RUB 10 million, or 4.7%, to RUB 225 million in the year ended December 31, 2016 from RUB 215 million in the year ended December 31, 2015. Rent and maintenance, business travel expenses, bank charges and office expenses increased by RUB 85 million, or 8.9%, to RUB 1,044 million in the year ended December 31, 2016 from RUB 959 million in the year ended December 31, 2015. Professional expenses, which include auditing, accounting, legal and engineering fees and insurance services increased by RUB 68 million, or 21.6%, to RUB 383 million in the year ended December 31, 2016 from RUB 315 million in the year ended December 31, 2015. Fines and penalties expenses on breach of trading contracts, provisions related to claims decreased by RUB 226 million, or 42.7%, to RUB 303 million in the year ended December 31, 2016 from RUB 529 million in the year ended December 31, 2015. Other administrative and operating expenses decreased by RUB 285 million, or 13.9%, to RUB 1,772 million in the year ended December 31, 2016 from RUB 2,057 million in the year ended December 31, 2015.

Other operating income increased by RUB 163 million, or 83.5%, to RUB 356 million in the year ended December 31, 2016 from RUB 193 million in the year ended December 31, 2015, mainly due to revision of rehabilitation provision and receipt of final consideration for the disposed companies.

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

Provision for doubtful accounts increased by RUB 131 million to RUB 443 million in the year ended December 31, 2016 from RUB 312 million in the year ended December 31, 2015, mainly due to the increase in overdue receivables.

Taxes other than income taxes increased by RUB 26 million, or 25.5%, to RUB 129 million in the year ended December 31, 2016 from RUB 103 million in the year ended December 31, 2015, due to increase in property and land taxes caused by the revision of the cadastral valuation of land.

Administrative and other operating expenses increased by RUB 82 million, or 13.6%, to RUB 685 million in the year ended December 31, 2016 from RUB 603 million in the year ended December 31, 2015, due to accrual of provisions for legal claims.

Other operating income was recognized in the amount of RUB 91 million as a result of income from accrual of fines and penalties for business contracts.

Operating profit

Operating profit increased by RUB 18,438 million, or 76.0%, to RUB 42,690 million in the year ended December 31, 2016 from RUB 24,252 million in the year ended December 31, 2015. As a percentage of consolidated revenues, operating profit increased to 15.5% in the year ended December 31, 2016 from 9.6% in the year ended December 31, 2015, mainly due to an increase in consolidated gross profit to 47.0% in the year ended December 31, 2016 from 40.2% in the year ended December 31, 2015 and a decrease in losses from provision for doubtful accounts as explained above.

The table below sets out operating profit by segment, including as a percentage of segment revenues.

	Year Ended December 31, 2016		Year Ended December 31, 2015
Operating Profit by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In millions of Russian rubles, except for percentages)
Mining segment	31,012	25.5%	16,005	14.7%
Steel segment	11,531	6.8%	8,526	5.6%
Power segment	701	1.7%	39	0.1%
Elimination of intersegment unrealized profit(1)	(554)		(318)

Consolidated operating profit	42,690		24,252

(1)	Our management evaluates the performance of our segments before the elimination of unrealized profit in inventory balances of segments that was generated by the segments but not recognized as profit in our consolidated financial statements until the sale of such inventories to third parties. Therefore, we present our segments before such elimination, and such elimination is presented separately. The increase in intersegment unrealized profit adjustment in the year ended December 31, 2016 as compared to the year ended December 31, 2015 was due to the increase in gross profit of our mining segment in 2016.

Mining segment

Mining segment operating profit increased by RUB 15,007 million, or 93.8%, to RUB 31,012 million in the year ended December 31, 2016 from RUB 16,005 million in the year ended December 31, 2015. The operating profit margin increased to 25.5% in the year ended December 31, 2016 from 14.7% in the year ended December 31, 2015, mainly due to the increase in selling prices caused by the global coal prices rally.

Steel segment

Steel segment operating profit increased by RUB 3,005 million, or 35.2%, to RUB 11,531 million in the year ended December 31, 2016 from RUB 8,526 million in the year ended December 31, 2015. The operating profit margin increased to 6.8% in the year ended December 31, 2016 from 5.6% in the year ended December 31,

2015, mainly due to the increase in gross margin resulted from the increase in sales prices for main steel segment products that was partially offset by recognition of losses from impairment of goodwill and other non-current assets of Bratsk Ferroalloy Plant.

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

Finance costs decreased by RUB 6,213 million, or 10.3%, to RUB 54,240 million in the year ended December 31, 2016 from RUB 60,453 million in the year ended December 31, 2015, due to the restructuring of overdue borrowings and respective decrease in fines and penalties.

In the year ended December 31, 2016, foreign exchange gain amounted to RUB 25,947 million compared to foreign exchange loss amounted to RUB 71,106 million in the year ended December 31, 2015, mainly due to strengthening of the ruble against the U.S. dollar in 2016.

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

Other expenses increased by RUB 1,652 million, or 476.1%, to RUB 1,999 million in the year ended December 31, 2016 from RUB 347 million in the year ended December 31, 2015, mainly due to write-off of Vnesheconombank’s commission in the amount of RUB 1,411 million and recognition of provision for non-recoverable advances to pension funds in the amount of RUB 408 million.

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

Net profit attributable to non-controlling interests

Net profit attributable to non-controlling interests increased by RUB 1,171 million, or 218.9%, to RUB 1,706 million in the year ended December 31, 2016 from RUB 535 million in the year ended December 31, 2015, mainly due to change in net profit attributable to non-controlling interests in such our subsidiaries as Southern Kuzbass Coal Company and its subsidiaries in the amount of RUB 1,082 million (profit), Chelyabinsk Metallurgical Plant in the amount of RUB 625.2 million (profit), Korshunov Mining Plant in the amount of RUB 119 million (profit), Izhstal in the amount of RUB 371.5 million (loss) and Beloretsk Metallurgical Plant in the amount of RUB 146 million (loss).

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

Our business is heavily dependent on machinery for the production of steel and steel products, as well as investments in our mining operations. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. We intend to focus our capital spending on the implementation of projects that we view as key to carrying out our business strategy and improve free cash flow. See “Item 4. Information on the Company — Capital Investment Program” for the objectives of our capital investment program and its details. Over the next three years, i.e., 2018-2020, we expect our capital expenditures on our metals production facilities to total approximately 5.9 billion rubles, approximately 78% of which will be in 2018-2019, and approximately 22% in 2020. We intend to spend approximately 6.7 billion rubles for the development of the Elga coal deposit during the period from 2018 to 2020. We intend to finance our capital investments with cash flow from operations and external long-term financing sources.

Our total outstanding debt as of December 31, 2017 and 2016 was RUB 439,893 million and RUB 445,809 million, respectively. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information regarding the type of financial instruments, currency and interest rate structure.

In 2017 and 2016, we paid dividends on preferred shares of RUB 855.6 million and RUB 4.1 million, respectively. In each case we could not pay insignificant amount of dividends on certain shares due to the restriction of minority shareholders’ rights to receive dividends in certain cases provided for by Russian law. See “Item 8. Financial Information — Dividend Distribution Policy” for a description of our dividend policy.

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

The table below summarizes our cash flows for the periods indicated.

	Year Ended December 31,
	2017	2016	2015
	(In millions of Russian rubles)
Net cash provided by operating activities	63,282	53,207	38,867
Net cash used in investing activities	(7,138)	(4,969)	(5,218)
Net cash used in financing activities	(55,737)	(45,869)	(34,433)

Net cash provided by operating activities was RUB 63,282 million in the year ended December 31, 2017 as compared to RUB 53,207 million in the year ended December 31, 2016 and RUB 38,867 million in the year ended December 31, 2015. The operating cash inflows were derived from payments received from sales of our mining, steel and power products, reduced by cash disbursements for direct labor, raw materials and parts, selling, distribution and operating expenses and income taxes.

Net cash from operating activities before changes in working capital items was RUB 72,279 million in the year ended December 31, 2017. Income taxes paid amounted to RUB 4,530 million. Below we analyze major changes in working capital items which in the aggregate accounted for RUB 4,467 million in cash used in operating activities, resulting in net cash provided by operating activities of RUB 63,282 million.

Working capital items attributable to operating cash flows:

•	an increase in advances received of RUB 625 million mainly of Chelyabinsk Metallurgical Plant, Kuzbass Power Sales Company and Izhstal due to growth of sales in the year ended December 31, 2017 as compared to the year ended December 31, 2016; and

•	an increase in accrued taxes and other liabilities of RUB 4,064 million mainly due to change in tax liabilities.

Working capital items reducing operating cash flows:

•	a decrease in accounts payable of RUB 3,435 million due to the growth of turnover of accounts payable;

•	an increase in inventories of RUB 4,508 million mainly due to an increase in raw materials and work in progress of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Izhstal and Yakutugol as of December 31, 2017 as compared to December 31, 2016. The main reason for the change was growth of the cost price of raw materials and semi-finished goods in steel and mining segments; and

•	an increase in other current assets of RUB 895 million primarily due to an increase in VAT on advances received mainly by Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and Southern Kuzbass Coal Company.

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

Working capital items accretive to operating cash flows:

•	an increase in advances received of RUB 588 million of Beloretsk Metallurgical Plant, Mechel Service, Urals Stampings Plant and Izhstal due to growth of sales in the year ended December 31, 2016 as compared to the year ended December 31, 2015; and

•	an increase in accrued taxes and other liabilities of RUB 2,368 million mainly due to change in tax liabilities.

Working capital items reducing operating cash flows:

•	an increase in accounts receivable of RUB 5,542 million primarily due to the increase in sales of Mechel Carbon and Mechel Service;

•	a decrease in accounts payable of RUB 4,259 million due to the growth of turnover of accounts payable and activated payments;

•	an increase in inventories of RUB 1,070 million due to an increase in raw materials of Mechel Coke, Elgaugol and Chelyabinsk Metallurgical Plant as of December 31, 2016 as compared to December 31, 2015. The main reason for the change in the stock level was the increase in production volumes in steel and mining segments as a result of the growth of sales; and

•	an increase in other current assets of RUB 883 million primarily due to an increase in advances paid of Mechel Carbon and Mecheltrans.

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

Working capital items accretive to operating cash flows:

•	a decrease in inventories of RUB 1,873 million due to a significant decrease in finished goods of Mechel Carbon Singapore and Southern Kuzbass Coal Company as of December 31, 2015. The main reason for the change in the stock level was the decrease in production volumes in mining segment as a result of the decline of export sales;

•	a decrease in accounts receivable of RUB 4,597 million primarily due to the decrease in sales of Mechel Carbon, Mechel Carbon Singapore, Urals Stampings Plant and Mechel Service; and

•	a decrease in other current assets of RUB 997 million primarily due to a decrease in VAT and other taxes receivable of Yakutugol, Chelyabinsk Metallurgical Plant and Mecheltrans.

Working capital items reducing operating cash flows:

•	a decrease in accrued taxes and other liabilities of RUB 1,465 million due to positive change in tax liabilities, primarily resulting from a release of tax liability related for the year ended December 31, 2015;

•	a decrease in accounts payable of RUB 8,125 million; and

•	a decrease in advances received of RUB 664 million of Chelyabinsk Metallurgical Plant, Mechel Service, Mechel Carbon, Donetsk Electrometallurgical Plant and Urals Stampings Plant.

Net cash used in investing activities was RUB 7,138 million in the year ended December 31, 2017 as compared to RUB 4,969 million in the year ended December 31, 2016 and RUB 5,218 million in the year ended December 31, 2015. Substantially all of the cash used in investing activities in the years ended December 31, 2017, 2016 and 2015 related to capital expenditures. Capital expenditures relating to purchases of property, plant and equipment, purchases of mineral licenses and interest paid, capitalized amounted to RUB 7,047 million, RUB 5,524 million and RUB 5,977 million in the years ended December 31, 2017, 2016 and 2015, respectively. Expenditures related to purchases of intangible assets amounted to RUB 771 million in the year ended December 31, 2017 compared to RUB nil in the years ended December 31, 2016 and 2015. Cash provided by investing activities related to disposal of businesses and investments amounted to RUB 568 million, RUB 248 million and RUB 177 million in the years ended December 31, 2017, 2016 and 2015, respectively.

Net cash used in financing activities was RUB 55,737 million in the year ended December 31, 2017 as compared to RUB 45,869 million in the year ended December 31, 2016 and RUB 34,433 million in the year ended December 31, 2015. Expenditures related to deferred consideration payments amounted to RUB 4,107 million, RUB 4,732 million and RUB 4,819 million in the years ended December 31, 2017, 2016 and 2015, respectively. We received debt proceeds of RUB 23,200 million and repaid debt of RUB 35,033 million in the year ended December 31, 2017 as compared to received debt proceeds of RUB 4,002 million and proceeds from the sale of a 49% stake in the Elga coal complex, with a put option granted of RUB 34,300 million and repaid debt of RUB 42,322 million in the year ended December 31, 2016 and received debt proceeds of RUB 13,875 million and repaid debt of RUB 11,896 million in the year ended December 31, 2015.

Liquidity

We had cash and cash equivalents of RUB 2,452 million, RUB 1,689 million and RUB 3,079 million as of December 31, 2017, 2016 and 2015, respectively. Our cash and cash equivalents were held in rubles (25.3%, 40.9% and 20.6% as of December 31, 2017, 2016 and 2015, respectively), U.S. dollars (56.2%, 28.5% and 37.4% as of December 31, 2017, 2016 and 2015, respectively), euros (12.5%, 23.9% and 37.6% as of December 31, 2017, 2016 and 2015, respectively) and other currencies.

The unused portion under the group’s credit facilities as of December 31, 2017, 2016 and 2015 was RUB 475 million, RUB 373 million and RUB 409 million, respectively. As of December 31, 2017, 2016 and 2015, the group’s credit facilities provided aggregated borrowing capacity of RUB 465,368 million (of which RUB 101,668 million is repayable during 2018 and RUB 284,156 million represented long-term debt that was reclassified as short-term liabilities as of that date because of covenant violations), RUB 446,181 million and RUB 496,390 million, respectively. The group’s borrowings under these credit facilities (except for special-purpose borrowings such as pre-export facilities, Vnesheconombank’s facility as well as factoring and overdraft facilities) carried a weighted average interest rate of approximately 9.7%, 10.3% and 15.0% as of December 31, 2017, 2016 and 2015, respectively. See “— Restrictive Covenants” for further information about our covenant violations.

The following table summarizes our liquidity as of December 31, 2017, 2016 and 2015.

Estimated Liquidity	December 31, 2017	December 31, 2016	December 31, 2015
	(In millions of Russian rubles)
Cash and cash equivalents	2,452	1,689	3,079
Amounts available under credit facilities	475	373	409

Total estimated liquidity	2,927	2,062	3,488

Short-term debt (short-term borrowings and current portion of long-term debt) decreased by RUB 11,631 million, or 2.7%, to RUB 422,533 million as of December 31, 2017 from RUB 434,165 million as of December 31, 2016, as a result of the repayment of current debt and Vnesheconombank’s facility refinancing.

Long-term debt net of current portion increased by RUB 5,716 million, or 49.1%, to RUB 17,360 million as of December 31, 2017 from RUB 11,644 million as of December 31, 2016, as a result of Vnesheconombank’s facility refinancing.

Our working capital remained negative but deficit during the year decreased by RUB 24,895 million, or 5.6%, to RUB 416,686 million as of December 31, 2017 from RUB 441,581 million as of December 31, 2016. The main reason for decrease in working capital deficit was reduction of financial indebtedness as a result of repayment of our debts and trade and other payables.

Restructuring of financial indebtedness

In the first half of 2014, we experienced a shortage of liquidity and difficulties with refinancing of our debt; as a result, we failed to fulfill our payment obligations in connection with the servicing of interest and the repayment of our indebtedness. Since 2014, we negotiate restructuring terms with our major Russian lenders, such as Gazprombank, Sberbank and VTB Bank, and other lenders. As a result, in August, September and December 2015, we signed agreements with VTB Bank and Gazprombank contemplating, among other things, extension of the loan tenors, decrease in the interest rates, revision of the collateral requirements and dismissal of all court proceedings. During the period from December 2015 to April 2016, we signed agreements with Sberbank contemplating, among other things, extension of the loan tenors, decrease in the interest rates and dismissal of all court proceedings. These agreements were conditional upon certain undertakings, which we have managed to fulfill. See “— Debt Financings in 2016,” “— Debt Financings in 2015,” “— Description of Certain Indebtedness,” “Item 10. Additional Information — Material Contracts” and “Item 8. Financial Information — Litigation — Debt litigation.”

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

In April 2016, we signed option agreements with Gazprombank providing the bank with an option to acquire a 49% stake in the Elga coal complex for a total consideration of 34.3 billion rubles. According to these agreements, in June 2016, we sold to Gazprombank a 49% stake in Elgaugol OOO, the owner of the subsoil license for the Elga coal deposit, a 49% stake in Elga-road OOO, the owner of the Ulak-Elga rail line which had been contributed to the registered capital of this newly established company in March 2016, and a 49% stake in MecheltransVostok OOO, the rail line’s transport operator (collectively, the “target companies”). All proceeds from the sale of these stakes were used for repayment of our debt to Gazprombank, Sberbank and Sberbank

Leasing AO. Gazprombank has a put option to sell its stakes (in full or in part) in the Elga coal complex within three years following a five-year period or in case of a breach of conditions stipulated by such agreement. Put options were signed by Yakutugol and Mecheltrans (sellers of the stakes in the target companies) and are guaranteed by Mechel Mining and Southern Kuzbass Coal Company. If we fail to perform under these put options Gazprombank will have the right to buy out (call option) the remaining stakes owned by us in the target companies. A 1.99% stake in each of the target companies is pledged in favor of Gazprombank as a security for the call option.

In December 2016, we signed the last set of the agreements with VTB Bank which provide for extension of maturity of our credit lines until April 2022. In April 2017, Gazprombank, VTB Bank and Sberbank confirmed the restructuring terms, including an extension of the repayment grace period until 2020 and the final maturity until 2022, interest rate of the CBR key rate plus 1.5% per year for ruble-denominated credit facilities and 3M LIBOR plus 7% per year for U.S. dollar-denominated credit facilities, and partial capitalization of interest payments.

As part of the restructuring, in January 2017, VTB Capital Plc and Skyblock Limited entered into a call option agreement for 6,937,846 preferred shares representing 5% of issued preferred shares in the share capital of Mechel (the “option shares”), which we have pledged in favor of VTB Capital Plc to secure performance of our obligations under the call option agreement. The strike price is 47.3682 rubles per share. Initially, VTB Capital Plc had a right to exercise this call option during the period from April 1, 2017 to December 31, 2020. In April 2017, VTB Capital Plc exercised its option right to buy all option shares, but we have requested to extend the start date of the option period by one year until April 1, 2018. Skyblock Limited did not fulfill its obligations under the option notice. In August 2017, VTB Capital Plc and Skyblock Limited entered into an amendment agreement postponing the option period start date until April 1, 2018, revoking the option notice and granting VTB Capital Plc the right to receive a cash sum equal to the higher of RUB 620 million or the amount calculated as a difference between the weighted average market value of preferred shares for the last six months prior to the date of delivery of the option notice and the number of option shares multiplied by the strike price.

In September 2017, Vnesheconombank refinanced our existing indebtedness under the project financing for the development of the Elga coal deposit. The loan provides for final repayment in April 2022.

In September 2015, we restructured the debt under two series of Russian ruble bonds in an aggregate amount of 10.0 billion rubles. In June-July 2016, we restructured the debt under four series of Russian ruble bonds in an aggregate amount of approximately 18.4 billion rubles. See “— Description of Certain Indebtedness” for a description of the terms of restructuring.

During the period from December 2015 to May 2016, we signed settlement agreements with Sberbank Leasing AO which waived our previous defaults and restructured our future payment schedules. The settlement agreements were approved by the court in March-September 2016. In November 2016 and February 2017, we signed settlement agreements with VTB Leasing JSC which restructured our overdue payments. The settlement agreements became effective upon approval by the court in January-April 2017. During 2017, Caterpillar Financial OOO restructured part of our overdue lease payments by means of settlement agreements which were approved by the courts.

We continue to negotiate financial restructuring with our international lenders. In December 2017, we entered into a lock-up agreement with a majority of pre-export facility lenders in order to facilitate the restructuring. Preliminary restructuring terms include an extension of the final maturity to the first quarter of 2022 and reduction of interest rate to the level of LIBOR plus a margin of 3.5% per year (with a possibility of further margin reduction to 3%).

Outlook for 2018

Our objective is to ensure that our group meets its liquidity requirements and payment obligations to creditors, continues capital expenditures, properly services its debt, restructures the remaining part of the indebtedness with international lenders, and continues as a going concern. To accomplish that, we will continue to seek the restructuring of our existing non-restructured indebtedness in order to alleviate the pressure on our cash flows. We intend to make a long-term restructuring of our debt portfolio with repayment grace periods which will allow us to restore working capital, improve efficiency of operations and provide ability to make full service of debt in accordance with new repayment schedules as well as use all available free cash flow for repayment of debt through cash sweep mechanism.

We believe we will not be able to obtain significant new borrowings in the near future; however we may consider certain divestments and invite financial or strategic investors into our businesses in order to reduce the debt burden. We believe that cash generated from operations, subject to successful completion of debt restructuring, improved market conditions and reduced costs, will be sufficient to meet our capital expenditures and debt service payments in 2018. Furthermore, we believe that we have the flexibility in deferring our non-critical capital expenditures and in managing our working capital to provide further financial flexibility as needed.

Debt Financings in 2018

We have not entered into new material debt financings as of the date hereof. For developments relating to existing financings, please refer to “— Description of Certain Indebtedness” and “Item 10. Additional Information — Material Contracts.”

Debt Financings in 2017

In September 2017, our subsidiary Elgaugol and Vnesheconombank entered into a credit facility agreement for a total amount of up to $190.0 million to refinance our debt obligations under the project financing for the development of the Elga coal deposit.

In April 2017, the $100.0 million credit facility obtained by Mechel Trading from Sberbank was assigned to VTB Bank. The terms and conditions of the facility agreement remained unchanged, except for security package which was not assigned.

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

In June 2016, our subsidiaries amended their credit facility agreements with Gazprombank to capitalize accrued and unpaid interests. We repaid these amounts and interests accrued on them during the period from April 15, 2017 to March 30, 2018.

In April 2016, Southern Kuzbass Coal Company signed new settlement agreements with Sberbank which assigned part of the principal amount to Gazprombank. The principal amounts of $423.1 million and 3.1 billion rubles were assigned to Gazprombank and $254.9 million remained with Southern Kuzbass Coal Company under credit facilities with Sberbank. The remaining debt was restructured with extension of grace period and final repayment, new interest rates and levels of financial covenants.

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

In September 2015, we restructured the debt under Russian bonds of the 13 and 14 series in the aggregate amount of 10.0 billion rubles.

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

In March 2014, our subsidiary Elgaugol signed two loan agreements for an aggregate amount of $2.5 billion with Vnesheconombank for the project financing of the development of the Elga coal deposit. In September 2017, the project financing was terminated with the existing indebtedness being refinanced by Vnesheconombank.

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

In December 2013, our subsidiaries Yakutugol and Southern Kuzbass Coal Company and a syndicate of banks coordinated by ING Bank N.V., Société Générale and VTB Capital Plc entered into amendment agreements to the existing pre-export facility agreements for a total amount of $1.0 billion. The amendments provide that the loan, which was entering the repayment phase in December 2013, is to be repaid in equal monthly installments until December 2016 following a grace period of 12 months ending in December 2014.

In December 2013, several of our subsidiaries and Sberbank entered into separate amendments to their loan agreements totaling 26.6 billion rubles (approximately $808 million) for the restructuring and refinancing of existing indebtedness and working capital. Of this amount, Chelyabinsk Metallurgical Plant accounted for 21.5 billion rubles (approximately $655.9 million) and Mechel Trading, Izhstal, Southern Kuzbass Coal Company, Yakutugol, Korshunov Mining Plant and Bratsk Ferroalloy Plant accounted for, in the aggregate, 5.1 billion rubles (approximately $156.2 million). The facilities totaling 13.4 billion rubles (approximately $410.7 million) had a tenor of five years with a repayment grace period until March 28, 2015. In February and March 2016, our subsidiaries signed restructuring agreements with Sberbank.

In October 2013, our subsidiary Elgaugol and Vnesheconombank entered into a $150.0 million bridge loan with a tenor of six months for the development of the Elga coal deposit. In September 2017, our debt obligations under the bridge loan were refinanced.

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

The table below sets out restrictive financial covenants contained in our most significant loan agreements and the actual ratios/amounts as of December 31, 2017.

Restrictive Covenant	Requirement	Actual as of December 31, 2017
Mechel’s Net Borrowings(1) to EBITDA ratio	Shall not exceed 8.0:1	6.35:1
Mechel’s Total Borrowings to EBITDA ratio	Shall not exceed 5.5:1	6.07:1
Mechel’s EBITDA(2) to Net Interest Expense ratio	Shall not be less than 1.50:1	1.78:1
Mechel’s EBITDA to Consolidated Financial Expense ratio	Shall not be less than 1.50:1	1.86:1
Mechel’s Cash flow from operating activities to EBITDA ratio	Shall not be less than 0.8:1	0.78:1
Mechel’s EBITDA to Revenues ratio	Shall not be less than 0.2:1	0.27:1

(1)	Net Borrowings and Total Borrowings are calculated according to the respective definitions set by the credit agreements. Generally, Total Borrowings includes outstanding loans, finance lease, bonds and other financial liability balances; Net Borrowings is equal to Total Borrowings less cash and cash equivalents, and excludes Net Borrowings of Elgaugol (set by the Vnesheconombank’s credit facility).
(2)	EBITDA is calculated according to the respective definitions set by the credit agreements and may differ from the disclosed Consolidated Adjusted EBITDA.

As of December 31, 2017, we were in compliance with the majority of financial covenants contained in the group’s restructured loan agreements with Russian state banks, except for the Total Borrowings to EBITDA ratio and the Cash flow from operating activities to EBITDA ratio which were breached. We have requested the relevant lenders to waive our financial covenants breaches. As of the date hereof, we did not obtain the required waivers with respect to the breaches of the financial covenants.

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

As of December 31, 2017, we were in breach of a number of non-financial covenants under our restructured loan agreements. Such covenant breaches include, among others, the breach of minimum level of the borrowers’ net assets, share pledge without the prior consent of the lenders and guarantees provision. We have requested the lenders to waive certain breaches of the non-financial covenants under the group’s restructured loan agreements.

As of December 31, 2017, we failed to pay scheduled principal and interest amounts and we were in breach of most financial and non-financial covenants under the group’s non-restructured loan agreements with international lenders. In particular, financial covenants we were not in compliance with include the Net Borrowings to EBITDA ratio and the EBITDA to Net Interest Expense ratio, as well as the targeted amount of Adjusted Shareholder Equity. As of the date hereof, we did not remedy or obtain the required waivers with respect to the failure to pay amounts due and the breaches of the financial and non-financial covenants under the applicable loan agreements.

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

The failure to pay amounts due, the non-compliance with financial and non-financial covenants and the triggering of the cross-default provisions resulted in the reclassification of our group’s long-term debt into short-term liabilities in the amount of RUB 284,156 million as of December 31, 2017.

For a description of the existing payment defaults, breaches of covenants and restrictions, see “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

Our ability to meet the debt covenants has been estimated on the basis of our short-term budgets and long-term projection (the “Projection”) of the company. The Projection combines production plans by entities, key products and cost items price dynamics, maintenance and project capital investment program, loans portfolio and repayment schedule and other budgeted and projected items. It includes income and cash flow statements on consolidated level which is being used for purposes of debt covenants calculation. The Projection is prepared using assumptions that comparable market participants would use.

To forecast key product prices, exchange rates dynamics and inflation rates we use a wide variety of sources including the following institutions: Ministry of Economic Development of the Russian Federation, leading investment banks, CRU, Metal Expert, MMI, World Bank, Oxford Economics, Consensus Economics, etc. along with our own estimates.

As of December 31, 2017, we projected the following financial covenant ratios for the forthcoming six-month and 12-month periods, which we are required to comply with under our most significant loan agreements:

Restrictive Covenant	Requirement	Projection as of June 30, 2018	Projection as of December 31, 2018
Mechel’s Net Borrowings to EBITDA ratio	Shall not exceed 7.0:1	6.0:1	5.7:1
Mechel’s Total Borrowings to EBITDA ratio	Shall not exceed 4.5:1	6.0:1	5.9:1
Mechel’s EBITDA to Net Interest Expense ratio	Shall not be less than 1.75:1	2.4:1	2.5:1
Mechel’s EBITDA to Consolidated Financial Expense ratio	Shall not be less than 1.75:1	2.4:1	2.5:1
Mechel’s Cash flow from operating activities to EBITDA ratio	Shall not be less than 0.8:1	1.0:1	1.2:1
Mechel’s EBITDA to Revenues ratio	Shall not be less than 0.2:1	0.23:1	0.21:1

The significant assumptions underlying our debt covenant determination are projected product prices, sales volumes, cost dynamics, inflation rates and discount rates. Some of these assumptions may deviate from our historical results primarily due to the market upturns in recent years. All these material assumptions are based on our projections and are subject to risk and uncertainty. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Our failure to comply with the payment and other obligations in our credit facilities caused some of our creditors to accelerate amounts due under their loan agreements and such failure, or like failure in the future, may cause the acceleration of our other outstanding debt, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects.”

Description of Certain Indebtedness

See “Item 10. Additional Information — Material Contracts” for a summary description of material contracts related to our indebtedness. In addition, we have described below certain additional contracts related to our indebtedness. For more information, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Restrictive Covenants” and “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

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

In June 2016, Yakutugol entered into an amendment to its credit facility agreement under which accrued and unpaid interest in the amount of 584.7 million rubles was capitalized. We repaid this amount and interest accrued on it during the period from April 15, 2017 to March 30, 2018.

Interest rate and interest period

Starting from the effective date, the interest is payable monthly at the CBR key rate plus 1.5% per year.

During the grace period, we apply payable interest rate for interest repayment. The remaining unpaid interest is being capitalized and paid in accordance with the principal repayment schedule. Payable interest rate: 8.75% if our Total Borrowings/EBITDA ratio is equal to 6.01 or above; 9.50% if our Total Borrowings/EBITDA ratio is equal to or above 5.01 and less than 6.00; and 10.50% if our Total Borrowings/EBITDA ratio is equal to or above 4.01 and less than 5.00. If our Total Borrowings/EBITDA ratio is 4.00 or less, the accrued interest shall be paid in full. In all of the above cases, payable interest rate shall not exceed the CBR key rate plus 1.5% per year.

Repayment and prepayments

The final maturity date is April 20, 2022. Repayment is to be made in equal monthly installments starting from April 15, 2020. The borrower may prepay the loan in full or in part with a 30 day prior notice to the lender.

Guarantee

The borrower’s obligations under the credit facility are guaranteed by Mechel Mining, Mechel Carbon, Korshunov Mining Plant, Urals Stampings Plant, Chelyabinsk Metallurgical Plant, Mechel and Southern Kuzbass Coal Company.

Security

The borrower’s obligations are secured by a pledge of 25%+1 share in each of Korshunov Mining Plant, Port Posiet, Izhstal, Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and Urals Stampings Plant, 45%+1 share of Southern Kuzbass Coal Company, 50%+1 share of Yakutugol, 25%+1 share of Mechel Mining and 25% of registered capital of Port Temryuk. In March 2016, we mortgaged the Ulak-Elga rail line under the credit facility agreement.

Covenants and other matters

For the relevant period ending on December 31, 2017, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreement, Mechel group’s ratio of Total Borrowings to EBITDA shall not exceed 5.5:1 in 2017, 4.5:1 in 2018, 3.5:1 in 2019 and 3.0:1 in 2020. Mechel group’s ratio of EBITDA to Consolidated Financial Expense shall not be less than 1.50:1 in 2017, 1.75:1 in 2018, 2.0:1 in 2019 and 2.5:1 in 2020. During the period from 2017 to 2020, we also have to comply with the ratios of Cash flow from operating activities to EBITDA and EBITDA to Revenues at the levels of 80% and 20%, respectively.

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

Interest rate and interest period

Interest under the credit facilities is payable monthly at the CBR key rate plus 1.5% per year. The lender may increase the interest rate by 1% per year if the borrowers fail to meet certain obligations under the credit facilities.

During the grace period, we apply payable interest rate for interest repayment. The remaining unpaid interest is being capitalized and paid on the final maturity date. Payable interest rate: 8.75% if our Net Borrowings/EBITDA ratio is equal to 6.01 or above; 9.50% if our Net Borrowings/EBITDA ratio is equal to or above 5.01 and less than 6.00; and 10.50% if our Net Borrowings/EBITDA ratio is equal to or above 4.01 and less than 5.00. If our Net Borrowings/EBITDA ratio is 4.00 or less, the accrued interest shall be paid in full.

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

Covenants and other matters

For the relevant period ending on December 31, 2017, we were not in compliance with certain non-financial covenants.

Under the credit facility agreements, Mechel group’s ratio of Net Borrowings to EBITDA shall not exceed 8.00:1 until December 31, 2017, 7.00:1 until December 31, 2018, 6.00:1 until December 31, 2019, 5.00:1 until December 31, 2020 and thereafter. Mechel group’s ratio of EBITDA to Net Interest Expense shall not be less than 1.50:1 until December 31, 2017, 1.75:1 until December 31, 2018, 2.00:1 until December 31, 2019, 2.25:1 until December 31, 2020 and thereafter. Financial covenants are tested semi-annually.

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

Credit Facility Agreement for Chelyabinsk Metallurgical Plant from Sberbank

General

On October 13, 2010, Sberbank opened a credit line for Chelyabinsk Metallurgical Plant in the total amount of 15.0 billion rubles (approximately $493.9 million) to refinance short-term debt. On December 19, 2013, the borrower and Sberbank entered into an amendment agreement by extending the term of the facility by five years with a repayment grace period until March 30, 2015 and amending the security structure. As of December 31, 2015, the facility was fully drawn.

In February 2016, Chelyabinsk Metallurgical Plant signed an amendment to its credit facility agreement with Sberbank to restructure debt in the total amount of 15.0 billion rubles. The amendment became effective upon signing, all overdue interest payments were capitalized, except for agreed amount which was paid in June 2016.

In December 2016, part of the principal was restructured to be paid according to the agreed schedule (final repayment month is October 2017). In 2016-2017, we repaid 4.5 billion rubles reducing the loan principal amount to 10.5 billion rubles. In October 2017, Chelyabinsk Metallurgical Plant entered into an amendment to the credit facility agreement under which we are required to repay 123.6 million rubles in May 2018 and 4.4 billion rubles starting from January 10, 2020.

Interest rate and interest period

Interest under the credit facility is payable monthly at the CBR key rate plus 1.5% per year. The lender may change the interest rate to the CBR key rate plus 3.5% per year if our Total Borrowings/EBITDA ratio is 4.00 or less.

During the grace period, we apply payable interest rate for interest repayment. The remaining unpaid interest is being capitalized and paid on the final maturity date. Payable interest rate: (key rate +1.5%)×0.6 if our Total Borrowings/EBITDA ratio is above 6.01; (key rate +1.5%)×0.7 if our Total Borrowings/EBITDA ratio is above 5.01 and equal to or less than 6.01; and (key rate +1.5%)×0.8 if our Total Borrowings/EBITDA ratio is above 4.01 and equal to or less than 5.01. If our Total Borrowings/EBITDA ratio is 4.01 or less, the accrued interest shall be paid in full. In all of the above cases, payable interest rate shall not be less than 8.75% per year.

Repayment and prepayments

The final maturity date is April 10, 2022. Repayment is to be made in equal monthly installments starting from January 10, 2020. The borrower may prepay the loan in full or in part with prior notice to the lender.

Guarantee

The borrower’s obligations under the credit facility agreement are guaranteed by Mechel, Mecheltrans, Mechel Service, Bratsk Ferroalloy Plant, Izhstal, Yakutugol, Korshunov Mining Plant, Southern Kuzbass Coal Company and Mechel Mining.

Security

Starting from March 2016, the credit facility shares one security package with other Sberbank credit facilities: a pledge of 25%+1 share of Mechel Mining, a pledge of 25%+1 share of Beloretsk Metallurgical Plant, pledges of movable assets and mortgage over immovable assets of other Sberbank borrowers within Mechel group.

Covenants and other matters

For the relevant period ending on December 31, 2017, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreement, Mechel group’s ratio of Total Borrowings to EBITDA shall not exceed 5.5:1 as of December 31, 2017, 4.5:1 as of June 30, 2018 and December 31, 2018, 3.5:1 as of June 30, 2019 and December 31, 2019, 3.0:1 as of June 30, 2020 and thereafter. Mechel group’s ratio of EBITDA to Consolidated Financial Expense shall not fall below 1.5:1 as of December 31, 2017, 1.75:1 as of June 30, 2018 and December 31, 2018, 2.0:1 as of June 30, 2019 and December 31, 2019, 2.5:1 as of June 30, 2020 and thereafter.

The credit facility agreement contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreement is governed by Russian law.

Credit Facility for Mechel Trading from VTB Bank

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

In April 2017, the credit facility was assigned by Sberbank to VTB Bank. The terms and conditions of the facility agreement remained unchanged, except for security package which was not assigned.

Interest rate and interest period

Interest under both tranches is payable monthly at 3M LIBOR plus a margin of 7% per year.

During the grace period, we apply payable interest rate for interest repayment. The remaining unpaid interest is being capitalized and paid on the final maturity date. Payable interest rate and capitalization depend on the ratio of our Total Borrowings to EBITDA: 3M LIBOR+5% and 2% is being capitalized if Total Borrowings/EBITDA ratio is above 6.01; 3M LIBOR+5.5% and 1.5% is being capitalized if Total Borrowings/EBITDA ratio is above 5.01 and equal to or less than 6.01; and 3M LIBOR+6% and 1% is being capitalized if Total Borrowings/EBITDA ratio is above 4.01 and equal to or less than 5.01. If our Total Borrowings/EBITDA ratio is 4.01 or less, the accrued interest shall be paid in full.

Repayment and prepayments

The final maturity date is April 10, 2022. Repayment is to be made in equal monthly installments starting from January 10, 2020. The borrower may prepay the loan in full or in part with prior notice to the lender.

Guarantee

The borrower’s obligations under the credit facility are guaranteed by Mechel, Mecheltrans, Mechel Service, Bratsk Ferroalloy Plant, Izhstal, Yakutugol, Korshunov Mining Plant, Southern Kuzbass Coal Company, Chelyabinsk Metallurgical Plant and Mechel Mining.

Covenants and other matters

For the relevant period ending on December 31, 2017, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreement, Mechel group’s ratio of Total Borrowings to EBITDA shall not exceed 5.5:1 as of December 31, 2017, 4.5:1 as of June 30, 2018 and December 31, 2018, 3.5:1 as of June 30, 2019 and December 31, 2019, 3.0:1 as of June 30, 2020 and thereafter. Mechel group’s ratio of EBITDA to Consolidated Financial Expense shall not fall below 1.5:1 as of December 31, 2017, 1.75:1 as of June 30, 2018 and December 31, 2018, 2.0:1 as of June 30, 2019 and December 31, 2019, 2.5:1 as of June 30, 2020 and thereafter.

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

In December 2016, part of the principal was restructured to be paid according to the agreed schedule (final repayment month is July 2017). In 2017, we repaid 1.2 billion rubles reducing the loan principal amount to 11.2 billion rubles.

Interest rate and interest period

Interest under the credit facility is payable monthly at the CBR key rate plus 1.5% per year. The lender may change the interest rate to the CBR key rate plus 3.5% per year if our Total Borrowings/EBITDA ratio is 4.00 or less.

During the grace period, we apply payable interest rate for interest repayment. The remaining unpaid interest is being capitalized and paid on the final maturity date. Payable interest rate: (key rate +1.5%)×0.6 if our Total Borrowings/EBITDA ratio is above 6.01; (key rate +1.5%)×0.7 if our Total Borrowings/EBITDA ratio is above 5.01 and equal to or less than 6.01; and (key rate +1.5%)×0.8 if our Total Borrowings/EBITDA ratio is above 4.01 and equal to or less than 5.01. If our Total Borrowings/EBITDA ratio is 4.01 or less, the accrued interest shall be paid in full. In all of the above cases, payable interest rate shall not be less than 8.75% per year.

Repayment and prepayments

The final maturity date is April 10, 2022. Repayment is to be made in equal monthly installments starting from January 10, 2020. The borrower may prepay the loan in full or in part with prior notice to the lender.

Guarantee

The borrower’s obligations under the credit facility agreement are guaranteed by Mechel, Mecheltrans, Mechel Service, Bratsk Ferroalloy Plant, Izhstal, Yakutugol, Korshunov Mining Plant, Southern Kuzbass Coal Company and Mechel Mining.

Security

Starting from March 2016, the credit facility shares one security package with other Sberbank credit facilities: a pledge of 25%+1 share of Mechel Mining, a pledge of 25%+1 share of Beloretsk Metallurgical Plant, pledges of movable assets and mortgage over immovable assets of other Sberbank borrowers within Mechel group.

Covenants and other matters

For the relevant period ending on December 31, 2017, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreement, Mechel group’s ratio of Total Borrowings to EBITDA shall not exceed 5.5:1 as of December 31, 2017, 4.5:1 as of June 30, 2018 and December 31, 2018, 3.5:1 as of June 30, 2019 and December 31, 2019, 3.0:1 as of June 30, 2020 and thereafter. Mechel group’s ratio of EBITDA to Consolidated Financial Expense shall not fall below 1.5:1 as of December 31, 2017, 1.75:1 as of June 30, 2018 and December 31, 2018, 2.0:1 as of June 30, 2019 and December 31, 2019, 2.5:1 as of June 30, 2020 and thereafter.

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

Interest rate and interest period

Interest under the credit facility is payable monthly at the CBR key rate plus 1.5% per year. The lender may increase the interest rate by 1% per year if the borrower fails to meet certain obligations under the credit facility.

During the grace period, we apply payable interest rate for interest repayment. The remaining unpaid interest is being capitalized and paid on the final maturity date. Payable interest rate: 8.75% if our Net Borrowings/EBITDA ratio is equal to 6.01 or above; 9.50% if our Net Borrowings/EBITDA ratio is equal to or above 5.01 and less than 6.00; and 10.50% if our Net Borrowings/EBITDA ratio is equal to or above 4.01 and less than 5.00. If our Net Borrowings/EBITDA ratio is 4.00 or less, the accrued interest shall be paid in full.

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

Covenants and other matters

For the relevant period ending on December 31, 2017, we were not in compliance with certain non-financial covenants.

Under the credit facility agreement, Mechel group’s ratio of Net Borrowings to EBITDA shall not exceed 8.00:1 until December 31, 2017, 7.00:1 until December 31, 2018, 6.00:1 until December 31, 2019, 5.00:1 until December 31, 2020 and thereafter. Mechel group’s ratio of EBITDA to Net Interest Expense shall not be less than 1.50:1 until December 31, 2017, 1.75:1 until December 31, 2018, 2.00:1 until December 31, 2019, 2.25:1 until December 31, 2020 and thereafter. Financial covenants are tested semi-annually.

The credit facility contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults relating to other debt, as well as limitations on payment of dividends, acquisitions and disposals and non-core transactions.

The credit facility agreement is governed by Russian law.

Credit Facility for Elgaugol from Vnesheconombank

General

On September 20, 2017, our subsidiary Elgaugol and Vnesheconombank signed a credit facility agreement for a total amount of up to $190.0 million to refinance our debt obligations under the project financing for the development of the Elga coal deposit. As of the date of signing, the amount outstanding under the project financing was approximately $183.1 million. Repayment under the credit facility has started in October 2017. The final maturity date is April 30, 2022.

Interest rate and interest period

Interest is payable quarterly at a fixed rate of 5.45% per year. The lender may increase the interest rate by 1% or 2.5-5% per year if the borrower fails to meet certain obligations, including payment obligations, under the credit facility.

Repayment and prepayments

Repayment is to be made in two tranches. Second tranche is repayable in 6 equal monthly installments starting from October 2017. First tranche is repayable quarterly according to the following schedule: (i) in the amount of $2.5 million plus additional payment which depends on financial results of Elgaugol from January 2018 to October 2019; and (ii) in the amount of $10.0 million from January 2020 to April 2022. The remaining amount is to be paid in April 2022.

Security

The credit facility is secured by a pledge of 49% of registered capital of Elgaugol, 30% of shares of Korshunov Mining Plant, a pledge of Elgaugol proprietary land and land lease rights, a pledge of immovable property of Elgaugol including construction in progress and a pledge over all movable property of Elgaugol with a book value over one million rubles per unit.

Covenants and other matters

Under the credit facility, Debt Service Coverage Ratio shall not fall below 1.05. This financial covenant is tested annually.

The credit facility agreement contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default.

The credit facility agreement is governed by Russian law.

Russian bonds

On July 30, 2009, we placed series 04 non-convertible interest-bearing bonds in an aggregate principal amount of 5.0 billion rubles. The bonds were registered with the FFMS and admitted to trading and listed on MICEX (currently Moscow Exchange). The bonds were secured by a guarantee from Yakutugol until July 2016.

The proceeds were used to fund the construction of the Elga coal complex. The bonds were due on July 21, 2016. The bonds bear a coupon to be paid quarterly. The annual interest rate for the first 12 coupons was set at 19%, for the 13-16 coupons was set at 11.25%, for the 17-22 coupons was set at 13%, for the 23-24 coupons was set at 8% and for the 25-28 coupons was set at 2%. We partially redeemed the bonds ahead of maturity on July 29, 2013 in the amount of 1.349 billion rubles, on January 27, 2014 in the amount of 1.276 billion rubles, on July 28, 2014 in the amount of 858 million rubles, on January 26, 2015 in the amount of 325 million rubles and on July 27, 2015 in the amount of 372.43 million rubles. In July 2016, we restructured the series 04 bonds. On June 20, 2016, we published public irrevocable offers through which the bondholders were proposed to amend current schedules of redemption of the bonds and to waive the right to demand early redemption of the bonds. On July 7, 2016, the majority of the series 04 bondholders approved the new terms at the general meeting of bondholders. On July 28, 2016, the CBR registered amendments to the equity documents, including a schedule of partial redemption of the par value. The maturity of the bonds is extended until July 15, 2021. The annual interest rate is set as follows: for the 29 coupon at 13%, for the 30 coupon at 12.5%, for the 31 coupon at 12.75%, for the 32 coupon at 12.625%, for the 33 coupon at 11.75%, for the 34 coupon at 11.5%, for the 35 coupon at 11.125%, for the 36 coupon at (12%+(the CBR key rate +2.5%))/2, for the 37-40 coupons at (11%+(the CBR key rate +2.5%))/2, for the 41-44 coupons at (10%+(the CBR key rate +2.5%))/2 and for the 45-48 coupons at (9%+(the CBR key rate +2.5%))/2. On August 11, 2016 and October 20, 2016, we partially redeemed 3.5% of the par value. On January 19, 2017 and April 20, 2017, we partially redeemed 4% of the par value. On July 20, 2017, October 19, 2017 and January 18, 2018, we partially redeemed 5% of the par value. We will gradually redeem the par value of the series 04 bonds: 5% of the par value on each of April 19, 2018, July 19, 2018, October 18, 2018, January 17, 2019, April 18, 2019, July 18, 2019, October 17, 2019, January 16, 2020, April 16, 2020, July 16, 2020, October 15, 2020, January 14, 2021, April 15, 2021 and July 15, 2021.

On September 7, 2010, we placed series 13 and series 14 non-convertible interest-bearing bonds in an aggregate principal amount of 10.0 billion rubles. The bonds were registered with the FFMS and admitted to trading and listed on MICEX (currently Moscow Exchange). The proceeds were used to fund the working capital of our group, refinance the existing loan agreements, as well as to finance the construction of the Elga coal complex and other investment projects of our group. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 10 coupons was set at 10% per annum. In September 2015, we restructured the debt under series 13 and series 14 bonds. We were entitled to redeem the bonds on September 3, 2015, but failed to fulfill our obligations. On September 14, 2015, we published public irrevocable offers through which the bondholders were proposed to amend current schedules of redemption of the bonds and to waive the right to demand early redemption of the bonds. On September 17, 2015, the majority of the series 13 and 14 bondholders approved the new terms at the general meeting of bondholders. On October 21, 2015, the CBR registered amendments to the equity documents. The bonds are due on February 25, 2020. The annual interest rate is set as follows: for the 11-13 coupons at 15%, for the 14-15 coupons at 14%, for the 16-17 coupons at 12.25% and for the 18-19 coupons at (12%+(the CBR key rate +4%))/2. In accordance with the new terms, we had to redeem the bonds amounting up to 500 thousand bonds of each series on September 28, 2015 and amounting up to 250 thousand bonds of each series on March 1, 2016 and August 30, 2016. On February 28, 2017, August 29, 2017 and February 27, 2018, we partially redeemed 10% of the par value. We will gradually redeem the par value of both series of the bonds: 15% of the par value on August 28, 2018 and February 26, 2019 and 20% of the par value on August 27, 2019 and February 25, 2020. On September 28, 2015, we partially redeemed the bonds of both series in the total amount of 999.34 million rubles which equaled to 999,341 bonds. On March 1, 2016, we partially redeemed the bonds of both series in the total amount of 485.1 million rubles which equaled to 485,089 bonds. On August 30, 2016, we partially redeemed the bonds of both series in the total amount of 499.65 million rubles which equaled to 499,654 bonds.

On February 22, 2011, we placed series 15 and series 16 non-convertible interest-bearing bonds in an aggregate principal amount of 10.0 billion rubles. The bonds were registered with the FFMS and admitted to trading and listed on MICEX (currently Moscow Exchange). The proceeds were used to fund the working capital of our group, refinance the existing loan agreements, as well as to finance the construction of the Elga coal complex and other investment projects of our group. The bonds are due on February 9, 2021. The bonds bear a coupon to be paid on a semi-annual basis. The annual interest rate for the first 6 coupons was set at 8.25%, for the 7-8 coupons was set at 13%, for the 9-11 coupons was set at 8% and for the 12-20 coupons was set at 8%. We partially redeemed the series 15 and series 16 bonds ahead of maturity on February 20, 2014 in the amount of 8.149 billion rubles, on August 21, 2014 in the amount of 75 million rubles and on February 19, 2015 in the amount of 37.2 million rubles. On August 18, 2016, we partially redeemed the series 15 bonds in the amount of 6.16 million rubles. The option to demand early redemption of the series 16 bonds was replaced with the novation agreement approved at the general meeting of bondholders on August 4, 2016.

On June 9, 2011, we placed series 17 and series 18 non-convertible interest-bearing bonds in an aggregate principal amount of 10.0 billion rubles. The bonds were registered with the FFMS and admitted to trading and listed on MICEX (currently Moscow Exchange). The proceeds were used to refinance our short-term debt. The bonds are due on May 27, 2021. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 10 coupons was set at 8.40% per annum. In June 2016, we restructured the debt under series 17 and series 18 bonds. On May 11, 2016, we published public irrevocable offers through which the bondholders were proposed to amend current schedules of redemption of the bonds and to waive the right to demand early redemption of the bonds. On May 25, 2016, the majority of the series 17 and 18 bondholders approved the new terms at the general meeting of bondholders. On June 28, 2016, the CBR registered amendments to the equity documents, including a schedule of partial redemption of the par value. The annual interest rate is set as follows: for the 11 coupon at 13.5%, for the 12 coupon at 13%, for the 13-14 coupons at 12.125%, for the 15-16 coupons at (11.5%+(the CBR key rate +2.5%))/2, for the 17-18 coupons at (10.5%+(the CBR key rate +2.5%))/2 and for the 19-20 coupons at (9.5%+(the CBR key rate +2.5%))/2. We partially redeemed 3.5% of the par value on July 12, 2016 and September 1, 2016 and 4% of the par value on December 1, 2016 and March 2, 2017. On June 1, 2017, August 31, 2017, November 30, 2017 and March 1, 2018, we partially redeemed 5% of the par value. We will gradually redeem the par value of both series of the bonds: 5% of the par value on each of May 31, 2018, August 30, 2018, November 29, 2018, February 28, 2019, May 30, 2019, August 29, 2019, November 28, 2019, February 27, 2020, May 28, 2020, August 27, 2020, November 26, 2020, February 25, 2021 and May 27, 2021.

On June 14, 2011, we placed series 19 non-convertible interest-bearing bonds in an aggregate principal amount of 5.0 billion rubles. The bonds were registered with the FFMS and admitted to trading and listed on MICEX (currently Moscow Exchange). The proceeds were used to refinance our short-term debt. The bonds are due on June 1, 2021. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 10 coupons was set at 8.40% per annum. In July 2016, we restructured the bonds series 19. On May 11, 2016, we published public irrevocable offers through which the bondholders were proposed to amend current schedules of redemption of the bonds and to waive the right to demand early redemption of the bonds. On May 25, 2016, the majority of the series 19 bondholders approved the new terms at the general meeting of bondholders. On July 21, 2016, the CBR registered amendments to the equity documents, including a schedule of partial redemption of the par value. The annual interest rate is set as follows: for the 11 coupon at 13.5%, for the 12 coupon at 13%, for the 13-14 coupons at 12.125%, for the 15-16 coupons at (11.5%+(the CBR key rate +2.5%))/2, for the 17-18 coupons at (10.5%+(the CBR key rate +2.5%))/2 and for the 19-20 coupons at (9.5%+(the CBR key rate +2.5%))/2. We partially redeemed 3.5% of the par value on August 4, 2016 and September 6, 2016 and 4% of the par value on December 6, 2016 and March 7, 2017. On June 6, 2017, September 5, 2017, December 5, 2017 and March 6, 2018, we partially redeemed 5% of the par value. We will gradually redeem the par value of the series 19 bonds: 5% of the par value on each of June 5, 2018, September 4, 2018, December 4, 2018, March 5, 2019, June 4, 2019, September 3, 2019, December 3, 2019, March 3, 2020, June 2, 2020, September 1, 2020, December 1, 2020, March 2, 2021 and June 1, 2021.

In March 2017, Moscow Exchange registered our 30-year exchange-traded bonds program. During the term of this program, we are able to place exchange-traded bonds for a total amount of up to 100.0 billion rubles. However, our ability to implement the program in the future is limited by restrictions under the existing loan agreements and market conditions.

Contractual Obligations and Commercial Commitments

The following table sets forth the amount of our contractual obligations and commercial commitments as of December 31, 2017.

		Payments Due by Period
Contractual Obligations and Commercial Commitments	Total	Less Than 1 Year	2-3 Years	4-5 Years	More Than 5 Years
	(In millions of Russian rubles)
Short-Term Borrowings and Current Portion of Long-Term Debt	380,540	380,540	—	—	—
Long-Term Debt Obligations, Net of Current Portion	17,360	—	11,067	6,293	—
Interest Payable(1)	20,420	20,420	—	—	—
Fines and penalties on credit facilities(2)	21,753	21,753	—	—	—
Contractual Commitments to Operating Lease	70,322	5,132	4,925	3,832	56,433
Purchase Obligations(3)	3,431	2,774	657	—	—
Restructured Taxes Payable	—	—	—	—	—
Rehabilitation provision(4)	3,992	178	507	439	2,868
Pension obligations(5)(6)	3,942	849	649	589	1,855
Short-Term Finance Lease Obligations	7,476	7,476	—	—	—
Long-Term Finance Lease Obligations	1,878	—	915	963	—
Fines and penalties on finance lease contracts(7)	394	394	—	—	—
Contractual commitments to acquire plant, property and equipment(8)	19,393	19,371	22	—	—
Contractual commitments to acquire raw materials and for delivery of goods and services	73,141	70,959	557	903	722
Estimated finance costs(9)	109,994	31,276	61,850	16,868	—
Estimated average interest rate(9)	7.9%	7.5%	8.1%	7.7%	—

Total Contractual Obligations and Commercial Commitments	734,036	561,122	81,149	29,887	61,878

(1)	Interest payable is included in the amount of RUB 20,420 million in the current period amount. In the year ended December 31, 2017, our loan interest expense was RUB 40,298 million and we paid out RUB 30,797 million of loan interest. As of December 31, 2017, interest payable in the amount of RUB 5,454 million was included in the loan principal amount with grace period until April 2020 and final maturity until April 2022 according to debt restructuring agreements.
(2)	In the year ended December 31, 2017, we recognized RUB 1,086 million penalties on credit facilities. During the period, the amount of RUB 315 million was paid in cash and the amount of RUB 159 million was waived.
(3)	Accounts payable for capital expenditures.
(4)	See note 23 to the consolidated financial statements.
(5)	See note 22 to the consolidated financial statements.
(6)	Includes RUB 3,093 million pension obligations due in more than one year.
(7)	In the year ended December 31, 2017, we recognized RUB 75 million penalties on finance lease contracts. During the period, the amount of RUB 13 million was paid in cash and the amount of RUB 105 million was waived.
(8)	Obligation to be paid within one year in accordance with the contractual terms. See note 27 to the consolidated financial statements.
(9)	Interest expense is estimated for a five-year period based on (1) estimated cash flows, (2) forecasted LIBOR rate where applicable, (3) actual long-term contract interest rates and fixed rates.

As of December 31, 2017, we guaranteed the fulfillment of obligations to third parties for a total amount of RUB nil.

The total carrying and discounted amount of commitments under finance lease contracts as of December 31, 2017 is equal to RUB 75 million. See note 27 to the consolidated financial statements.

Inflation

Inflation in the Russian Federation was 2.5% in 2017, 5.4% in 2016 and 12.9% in 2015. Inflation has generally not had a material impact on our results of operations during the period under review in this section. However, there could be no assurance that inflation will not materially adversely impact our results of operations in the future in case inflation accelerates. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Inflation could increase our costs and decrease operating margins.”

Critical Accounting Policies and Estimates

Basis of preparation of the consolidated financial statements

See note 2 to our consolidated financial statements in “Item 18. Financial Statements.”

Summary of significant accounting policies and standards issued but not effective

See note 3 to our consolidated financial statements in “Item 18. Financial Statements.”

Trend Information

Demand

Mining. The demand for coking coal is dependent on the steel industry, which is directly tied to global economic cycles. In 2015, total global metallurgical coal imports fell by 3.2% as China continued its policy to decrease coal imports to support domestic producers. As a result of such policy, imports of metallurgical coal in China fell by 17 million tonnes in 2015, according to CRU. In 2016, despite growth of metallurgical coal imports in China, global metallurgical coal imports decreased by 0.7%, according to CRU, due to lower imports in Europe, South America and India. In 2017, total global metallurgical coal imports increased by 3.4%, this was driven mainly by China as the government’s restructuring of the coal and steel sectors has supported metallurgical coal import volumes at high levels and total Chinese imports rose by 9 million tonnes in 2017.

The steam coal market is driven by non-steel related factors, such as growth in electricity consumption, balance between supply and demand and seasonality. In 2015, total global seaborne steam coal imports dropped by 8.1% compared to 2014 driven by drastic fall in China import volumes, according to CRU. In 2016, total global seaborne steam coal imports changed insignificantly and decreased by 0.8%, according to CRU. In 2017, total global seaborne steam coal imports rose by 5.9% due to increased imports in China and South Korea, according to CRU.

Global iron ore trade increased by 1.2% in 2015, the lowest rate of growth since 2001, according to the Department of Industry, Innovation and Science of Australian Government. The main reason of such growth slowdown was decreased steel production in China. In 2016, global iron ore trade increased by 6.0% due to strong Chinese demand for imported iron ore which hit an all-time high in 2016, according to the Department of Industry, Innovation and Science of Australian Government and CRU. In 2017, global iron ore trade is estimated to have increased by 2.4% due to higher imports of iron ore in China in 2017, which was supported by robust steel production, according to the Department of Industry, Innovation and Science of Australian Government.

Steel. Russia is our largest market for steel products. In 2015, Russian rolled steel consumption amounted to 41.9 million tonnes, according to Metal Expert. In 2016, it declined by 3.8% and amounted to 40.3 million tonnes, according to Metal Expert. In 2017, Russian rolled steel consumption increased by 9.4% and amounted to 44.1 million tonnes, according to Metal Expert.

In 2015, the volume of steel products exports from Russia grew by 8.7% and amounted to 27.4 million tonnes due to the growth in the exchange rate, according to Metal Expert. In 2016, exports of steel products increased by 4.5% and amounted to 28.6 million tonnes. The increase was due to the growth in manufacturing of steel products and decrease in domestic supplies. In 2017, exports of steel products decreased by 2.5% and amounted to 27.8 million tonnes as a result of a decline in manufacturing of steel products, according to Metal Expert.

In 2015, imports of steel decreased by 27.3% and amounted to 4.0 million tonnes, according to Metal Expert. The decline was due to the ruble devaluation and growth in supplies of domestic producers. In 2016, imports of steel declined by 5.7% and amounted to 3.8 million tonnes, according to Metal Expert. In 2017, imports of steel increased significantly by 50.5% and amounted to 5.6 million tonnes mostly as a result of the growth in supplies of flat products from Kazakhstan, according to Metal Expert.

Power. In 2017, the electricity output of our generating facilities increased by 1% as compared to 2016. Heat energy generated for sale decreased by 3%. Power demand in Russia depends on its consumption by the industrial sector. In Russia, the steel and mining industries are major consumers of power and the level of production of steel and mining companies impact demand for power.

Sales

Mining. In 2018, we expect sales volumes of our mining segment to increase as compared to 2017 due to the increase of production volumes at the Elga coal deposit. We believe that our policy of concluding long-term contracts for coal sales will strengthen our relationships with our customers and will give us long-term presence in both the domestic and export markets.

Steel. Our steel segment sales volumes are expected to increase in 2018 due to the increased production at the universal rolling mill resulting in the growth of structural shapes and rails sales, as well as due to the increase in production of rebar. In addition, we believe that our strategy aimed at increasing the efficiency of the existing distribution network in conjunction with direct sales from our plants to the largest customers will allow us to strengthen our leading position in the market, to provide us with greater stability in steel sales and to improve our cash flow in the current economic slowdown.

Power. In 2018, we expect sales volumes of our power segment to increase as compared to 2017. We do not expect that consumption by small and mid-sized businesses and households, which are also customers of power and heat-supply companies, will change significantly. We plan to expand our sales channels to build a new customer base among small and mid-sized businesses, as well as public utilities. We also plan to optimize our production capacity through further integration of our intra-group assets. We hope that further integration of our power assets, as well as diversification of our customer portfolio will allow us to avoid a fall in power segment sales caused by a decrease in demand from large industrial companies that are shifting their business from power supply companies.

Inventory

Overall, our inventory increased by RUB 2,763 million, or 7.8%, to RUB 37,990 million as of December 31, 2017 from RUB 35,227 million as of December 31, 2016, due to the increase in finished goods production costs, which was due to the increase in raw materials costs.

Costs

Mining. Within our mining segment, we expect our iron ore cash costs per tonne to increase in 2018 as a result of increasing prices of power, explosives, automotive tires and tubes for open pit equipment and land use fees, while coal cash costs per tonne should remain relatively stable in 2018 as a result of increasing operational efficiency and decreasing semi-fixed costs.

Steel. Excluding the effects of imposition of international sanctions against Russia and exchange rate fluctuations, our steel cash costs per tonne should remain relatively stable in 2018 as a result of achieving cost savings, as well as efficiency and output gains arising as a result of our targeted capital investment program. Specifically, as we continue to introduce operational and technical changes at our plants allowing us to better integrate their products, we expect to be better able to control our costs.

Power. We expect that in 2018 the cost of the production of electricity and heat energy will increase due to an increase in the prices of key raw materials, particularly natural gas, as well as some ancillary materials. We intend to maintain strict control over costs, which should enable us to cut expenditures by reducing fixed production costs, optimizing administrative expenses and increasing productivity to satisfy increased market demand in some regions.

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

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

Board of Directors

All of our current directors were elected on June 30, 2017, and their terms expire on the date of our next annual general shareholders’ meeting, which will take place not later than June 30, 2018. The business and mailing address for all our directors and executive officers is Krasnoarmeyskaya Street 1, Moscow 125167, Russian Federation.

Name	Year of Birth	Position
Igor V. Zyuzin	1960	Chairman, Chief Executive Officer of Mechel Mining
Alexander N. Shokhin(1)	1951	Deputy Chairman
Oleg V. Korzhov(4)	1970	Director, Chief Executive Officer, Chairman of Management Board
Victor A. Trigubko	1956	Director, Senior Vice President — Government Relations, Member of Management Board
Tigran G. Khachaturov(4)	1979	Director
Alexander N. Kotsky(1)(2)(4)	1957	Director
Alexander D. Orishchin(1)(2)(3)(4)	1932	Director
Yuriy N. Malyshev(1)(3)(4)	1939	Director
Georgy G. Petrov(1)(2)(3)	1948	Director

(1)	Independent Director under the applicable NYSE regulations and Russian regulations.
(2)	Member of the Audit Committee of the Board of Directors.

(3)	Member of the Committee on Appointments and Remuneration.
(4)	Member of the Committee on Investments and Strategic Planning.

Igor V. Zyuzin has been Chairman of our Board of Directors since July 2010. He was our Chief Executive Officer from December 2006 to June 2010 and Chairman of our Management Board from September 2007 to June 2010. He served as Chairman of our Board of Directors from March 2003, when Mechel was founded, to December 2006 and has been a member of our Board of Directors since that time. Mr. Zyuzin has been a member of the Board of Directors of Mechel Mining since April 2008 and Chief Executive Officer of Mechel Mining since July 2011. Mr. Zyuzin served as Chairman of the Board of Directors of Southern Kuzbass Coal Company from May 1999 to June 2017 and Chairman of the Board of Directors of Yakutugol from June 2013 to June 2017. He was a member of the Board of Directors of Chelyabinsk Metallurgical Plant from June 2001 to April 2017 and a member of the Board of Directors of Yakutugol from October 2007 to June 2017. From July 2011 to April 2014, he was Chairman of the Management Board of Mechel Mining. From April 2008 to June 2011, Mr. Zyuzin served as Chairman of the Board of Directors of Mechel Mining. Mr. Zyuzin has over 30 years of experience in the coal mining industry. Mr. Zyuzin has a degree in technology and complex mechanization of underground mining from the Tula Polytechnic Institute. Mr. Zyuzin also has a degree in mining engineering economics and a Ph.D. in technical sciences in the coal mining field. Mr. Zyuzin may be deemed to be the beneficial owner of approximately 26.47% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions.”

Alexander N. Shokhin has been Deputy Chairman of our Board of Directors since June 2016. He has been President of the Russian Union of Industrialists and Entrepreneurs since 2005. From 2005 to 2009, he was a member of the Public Chamber of the Russian Federation. From 2002 to 2005, he served as Chairman of the Supervisory Board of Renaissance Capital Investment Group. Since 1995, he has been President of the National Research University — Higher School of Economics (HSE), Head of the Department of the Theory and Practice of Business — Government Interaction. Mr. Shokhin has been a member of several deliberative bodies under the Russian President and Government. From 1994 to 2002, he was a Deputy of the State Duma, as well as he held the posts of First Deputy Chairman of the State Duma, leader of the Duma faction “Our Home is Russia” and chairman of the State Duma’s Credit Institutions and Financial Markets Committee. In 1991-1994 and in 1998, he was Deputy Chairman of the Government of the Russian Federation. In 1991-1994, he also held the positions of Minister of Labor, Minister of Economics, Chairman of the Russian Agency for International Cooperation and Development. Mr. Shokhin graduated from the Lomonosov Moscow State University. He is a D.Sc. in economics, professor.

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

Tigran G. Khachaturov has been a member of our Board of Directors since March 2016. Since September 2017, he has been a member of the Management Board of Gazprombank JSC. Since September 2016, he has served as Head for restructured assets management at Gazprombank JSC. From February 2015 to October 2016, he was an Adviser to our Chief Executive Officer for Finance. From July to December 2014, he was an Adviser to Director of Atomenergoprom JSC. From June 2013 to July 2014, he served as First Executive Vice President, as well as Head of Moscow representative office of Uranium One Holding N.V. From August 2007 to May 2013, Mr. Khachaturov was First Deputy General Director and Acting General Director at Atomredmetzoloto OAO. From April 2002 to August 2007, he held various positions at Techsnabexport OJSC, including First Deputy General Director since July 2004. Mr. Khachaturov has a degree in finance and credit from the Plekhanov Russian Academy of Economics.

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

Yuriy N. Malyshev has been a member of our Board of Directors since June 2013. Mr. Malyshev is currently President of the State Geological Museum of V.I. Vernadsky. He has been President of the Academy of Mining Sciences of Russia since 1993. He has been a member of the Board of Directors of Acron PJSC since May 2015 and a member of the Board of Directors of Rosgeologia JSC since June 2017. From 2010 to 2016, he served as Chairman of the Board of Directors of OShK Soyuzspetsstroy ZAO. From 1999 to 2013, he was President of the Nonprofit Partnership Russian Mining Operators. Mr. Malyshev has over 50 years of experience in various executive positions in the coal mining industry. He is a member of the Russian Academy of Sciences and has a D.Sc. in technical sciences. He has the honorary title of Honored Worker of Science and Technology of the Russian Federation. He is the recipient of several prizes and awards, including the order “For Merit to the Motherland” of the third grade, the Order of Honour and all three grades of the “Miner’s Glory” order. Mr. Malyshev has a degree in mining from the Kemerovo Mining Institute.

Georgy G. Petrov has been a member of our Board of Directors since June 2017. Since May 2016, he has served as an Adviser on international issues to the President of the Chamber of Commerce and Industry of the Russian Federation. From April 2002 to May 2016, he was Vice President of the Chamber of Commerce and

Industry of the Russian Federation. From 1998 to 2002, Mr. Petrov served as Director of the Department of Economic Cooperation in the Ministry of Foreign Affairs of the Russian Federation, Ambassador-at-large. From 1971 to 1998, he held various positions in the Ministry of Foreign Trade of the USSR and Ministry of Foreign Economic Relations and Trade of the Russian Federation. Mr. Petrov has a degree in international currency and credit relations from the Moscow State Institute of International Relations.

Executive Officers

Name	Year of Birth	Position
Oleg V. Korzhov	1970	Chief Executive Officer, Director, Chairman of Management Board
Victor A. Trigubko	1956	Senior Vice President — Government Relations, Director, Member of Management Board
Valery A. Sheverdin	1963	Vice President for Corporate Security, Member of Management Board
Nelli R. Galeeva	1973	Chief Financial Officer, Member of Management Board
Minas A. Darbinyan	1983	Deputy Chief Executive Officer for Financial Control, Member of Management Board
Irina N. Ipeeva	1963	Director of Legal Department, Member of Management Board
Natalya O. Trubkina	1964	Human Resources Director, Member of Management Board
Pavel V. Shtark	1969	Chief Executive Officer of Mechel Mining Management
Andrey A. Ponomarev	1977	Chief Executive Officer of Mechel-Steel Management
Petr A. Pashnin	1977	Chief Executive Officer of Mechel Energo
Alexey V. Lebedev	1974	Chief Executive Officer of Mecheltrans Management

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

Nelli R. Galeeva has been our Chief Financial Officer since January 2018 and a member of our Management Board since July 2016. From March 2014 to January 2018, she was Director of our Accounting and Tax Department. She served as Chief Accountant of Mechel Mining Management from April 2009 to March 2014 and Chief Accountant of Mechel Mining from May 2008 to April 2009. From August 2005 to May 2008, she was Chief Accountant of Southern Kuzbass Coal Company. From March 2000 to August 2005, Mrs. Galeeva worked at Southern Kuzbass Coal Company, first as chief of consolidated and international reporting department and then as deputy chief accountant, chief of consolidated reporting department. From June 1995 to February 2000, she was an accountant of finance department and then a deputy chief production accountant at Krasnogorsky

Open Pit OAO. Mrs. Galeeva has a degree in accounting and audit from the Kuzbass State Technical University and a degree in finance and credit from the Kemerovo State University.

Minas A. Darbinyan has been our Deputy Chief Executive Officer for Financial Control since June 2015 and a member of our Management Board since July 2015. Since May 2017, he serves as an adviser to General Director of GPB Asset Development OOO. He has been a member of the Board of Directors of Chelyabinsk Metallurgical Plant since April 2017. He was a member of the Board of Directors of Port Posiet from March 2016 to June 2017. From November 2013 to January 2015, he served as Director for Strategic Planning at Uranium One Holding N.V., part of state-owned corporation Rosatom. From April to November 2013, he headed Investment Planning and Development Department at Atomredmetzoloto OAO, also part of Rosatom. From May 2011 to April 2013, Mr. Darbinyan was senior consultant at KPMG ZAO. From 2008 to 2011, he held various positions at MIEL-DPM OOO, including Chief Financial Officer since 2010. From 2006 to 2008, he was an assistant to the Vice President-head of Moscow regional office in Moscow Industrial bank. Mr. Darbinyan has a degree in management from the Academy of National Economy under the Government of the Russian Federation and a degree in economics from the State Academic University for Humanities.

Irina N. Ipeeva has been Director of our Legal Department since April 2009 and a member of our Management Board since September 2007. She has been a member of the Board of Directors of Mechel Mining since June 2014. She was a member of the Board of Directors of Southern Kuzbass Coal Company from May 2005 to June 2017. From September 2007 to April 2009, she was our General Counsel, Deputy Director of the Legal Department — Director of the Department of Corporate Governance and Property. From 2003 to 2007, Mrs. Ipeeva held the position of General Counsel and Director of the Department of Corporate Governance and Property. From February to July 2006, she was Director of the Department of Corporate Governance and Property of Mechel-Steel Management. From March to June 2003, Mrs. Ipeeva held the position of Deputy General Director for Property Matters of Uglemet-Trading OOO. From December 2001 to March 2003, she was Head of the Department for Regulation of Corporate Relations and Property of Southern Kuzbass Coal Company and, from January to November 2001, she was Head of the Share Capital Department. From August 1988 to January 2001, Mrs. Ipeeva worked at the Kuzbassugleobogashcheniye Industrial Amalgamation and the Tomusinskaya Washing Plant, where she held positions ranging from a legal adviser to head of the legal department. Mrs. Ipeeva has a degree in law from the Kuibyshev State University.

Natalya O. Trubkina has been our Human Resources Director since September 2015 and a member of our Management Board since February 2016. From August 2009 to August 2015, she held the position of Human Resources Director of Mechel-Steel Management. She was a member of the Board of Directors of Chelyabinsk Metallurgical Plant from June 2015 to April 2017 and a member of the Board of Directors of Urals Stampings Plant from June 2014 to June 2015. In 2009, she served as Human Resources Director in Souzmetallresource Management Company ZAO. From 2004 to 2009, Mrs. Trubkina worked in United Company RUSAL, including as Head of the Human Resources Department of secondary alloys business since 2006. From 2003 to 2004, she was HR manager in Texas Nafta Industries Inc. From 1994 to 2002, she was HR manager in Belpromstroybank OAO. Mrs. Trubkina has a degree in heat and gas supply and ventilation from the Novopolotsk Polytechnic Institute, as well as a diploma of further education in personnel management psychology from the Lomonosov Moscow State University.

Pavel V. Shtark has been Chief Executive Officer of Mechel Mining Management since July 2013. He was a member of our Management Board from August 2014 to May 2017. He has been a member of the Board of Directors of Moscow Coke and Gas Plant since June 2013, a member of the Board of Directors of Elgaugol since August 2013, a member of the Board of Directors of Mechel Mining, Korshunov Mining Plant and Yakutugol since June 2014 and a member of the Board of Directors of Southern Kuzbass Coal Company since June 2017. He was a member of the Board of Directors of Southern Kuzbass Coal Company from June 2014 to March 2016. He was a member of the Management Board of Mechel Mining from July 2013 to April 2014. From October 2012 to July 2013, he held the position of Deputy General Director for Coke and Chemical Products Production — Managing Director of Moscow Coke and Gas Plant. From April 2008 to October 2012, Mr. Shtark served as

Deputy Director, Director and Managing Director of Mechel Coke. From October 1996 to March 2008, he was Head of the Workshop, Chief Engineer of Coke and Chemical Products Production at Nizhniy Tagil Iron and Steel Works OAO. Mr. Shtark has a degree in equipment and technology of welding production from the Urals State Technical University and a degree in chemical technology of natural energy carriers and carbon materials from the same university.

Andrey A. Ponomarev has been Chief Executive Officer of Mechel-Steel Management since December 2015. He was a member of our Management Board from February 2016 to May 2017. From August 2012 to November 2015, he served as First Deputy Chief Executive Officer of Mechel-Steel Management. He has been a member of the Board of Directors of Chelyabinsk Metallurgical Plant since 2013. He was a member of the Board of Directors of Vyartsilya Metal Products Plant and Beloretsk Metallurgical Plant from 2013 to 2014, Urals Stampings Plant from 2013 to 2015 and Izhstal from 2014 to 2015. From August 2009 to May 2013, he headed Mechel Service Global. From May 2005 to August 2009, Mr. Ponomarev was Managing Director of Mechel Service. From 2002 to 2005, he held various positions at Uglemet Trading OOO and Mechel Trading House OOO, including Head of Regional Sales Department. From 2000 to 2002, he served as chief of the analysis bureau in Chelyabinsk Metallurgical Plant’s marketing and sales service. From 1999 to 2000, he was an engineer in the special steels sales department of Chelyabinsk Metallurgical Plant’s marketing and sales service. Mr. Ponomarev has a degree in pressure metal treatment and a degree in finance from the Southern Urals State University.

Petr A. Pashnin has been Chief Executive Officer of Mechel Energo since November 2013. He has been a member of the Board of Directors of Southern Kuzbass Power Plant since June 2015. He was a member of the Board of Directors of Tomusinsk Energo Management from June 2014 to June 2015 and a member of the Board of Directors of Kuzbass Power Sales Company from June 2014 to June 2017. From July to November 2013, he held the position of Technical Director of Mechel Energo. From March 2012 to June 2013, he was Chief Operating Officer of Toplofikatsia Rousse. From September 2011 to May 2012, he served as Head of Energy Efficiency and Energy Audit Department of Mechel Energo. From February 2008 to September 2011, he held various positions at the Chelyabinsk branch of Mechel Energo. From July 1999 to January 2008, he worked at Chelyabinsk Metallurgical Plant, where he held positions ranging from steam turbine operator to heat and power station chief engineer. Mr. Pashnin has a degree in industrial heat power engineering from the Southern Urals State University.

Alexey V. Lebedev has been Chief Executive Officer of Mecheltrans Management since December 2013. He was a member of our Management Board from August 2014 to May 2017. He has been a member of the Board of Directors of Port Kambarka and Port Vanino since June 2014. He was a member of the Board of Directors of Port Posiet from June 2014 to March 2016 and a member of the Board of Directors of Mecheltrans from April 2014 to August 2016. He served as Chief Executive Officer of Mecheltrans Auto from December 2010 to December 2013 and Director of Motor Transportation Department of Mecheltrans from June 2010 to January 2011. From 2005 to 2010, Mr. Lebedev was Director of Uraltechstroy NN OOO. From 2004 to 2005, he held the position of Deputy General Director of Region Express TK OOO. From 1998 to 2003, he held various positions at UralPromSnab OOO. From 1993 to 1998, he was Head of Railway Transportation Department of Transfero EAFC OOO. Mr. Lebedev has a degree in industrial management from the Izhevsk State Technical University.

Compensation

Our directors and executive officers were paid an aggregate of approximately 613.4 million rubles for services in all capacities provided to us during 2017. Our directors and executive officers are also provided with voluntary medical insurance and the use of wireless services.

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

Committees of the Board of Directors

Audit Committee

The Audit Committee consists of Georgy Petrov, Alexander Orishchin and Alexander Kotsky, each of whom is an Independent Director. Our Audit Committee operates pursuant to a bylaw, which is available at www.mechel.com. The purpose of this Committee is to assist the Board of Directors with its oversight responsibilities regarding:

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

Committee on Appointments and Remuneration

The members of the Committee on Appointments and Remuneration are Alexander Orishchin, Georgy Petrov and Yuriy Malyshev, each of whom is an Independent Director. The Committee on Appointments and Remuneration has been established to maintain continuity and high professional standards, as well as to work out a competitive remuneration system, within our group. The Committee prepares recommendations to the Board of Directors on candidates for appointment to the Management Board or as our Chief Executive Officer or other executive officers or senior officers of our subsidiaries. It also prepares appraisals of their performance and makes recommendations regarding their remuneration. The Committee also defines the requirements applicable to nominees to the Board of Directors and informs the shareholders of such nominees. The Committee operates pursuant to a bylaw, which is available at www.mechel.com.

Management Board

In September 2007, we created a Management Board to provide for greater oversight of our operations. Currently, our Management Board consists of seven members. For more information, see “Item 10. Additional

Information — Management Board.” The members of the Management Board are set out above under “— Directors and Executive Officers.”

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

Internal Audit Department

The Internal Audit Department’s main function is to systematically, consistently and independently from our management assess and improve the efficiency of our group’s risk management, internal control, corporate governance and information systems. The activities of the Internal Audit Department are governed by the Bylaw on the Internal Audit Department. Natalya S. Zykova serves as the Director of the Internal Audit Department. The Department is functionally subordinated to the Board of Directors, and administrated by our Chief Executive Officer.

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

Employees

As of December 31, 2017, 2016 and 2015, we employed 59,971, 61,455 and 65,888 people as follows:

	2017		2016		2015
Segment	Total Employees	% Unionized	Total Employees	% Unionized	Total Employees	% Unionized
Mining	21,933	65%	22,452	65%	24,322	66%
Steel	33,242	55%	34,070	58%	36,430	61%
Power	4,203	36%	4,288	38%	4,447	34%
Other	593	10%	645	8%	689	8%

Total	59,971	57%	61,455	59%	65,888	61%

Set out below is information about membership of our employees in trade unions:

•	Employees of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Southern Urals Nickel Plant, Korshunov Mining Plant, Moscow Coke and Gas Plant, Mechel Coke, Izhstal, Bratsk Ferroalloy Plant, Mechel Materials and Pugachevsky Open Pit are members of the Ore Mining and Smelting Trade Union of Russia.

•	Employees of Urals Stampings Plant are members of the Trade Union of Machinists of the Russian Federation, employees of Chelyabinsk branch of Urals Stampings Plant are members of the Ore Mining and Smelting Trade Union of Russia.

•	Employees of Southern Kuzbass Coal Company and its subsidiaries Tomusinsky Open Pit and Vzryvprom are members of the Russian Independent Trade Union of Coal Industry Workers and of the Independent Trade Union of Miners of Russia.

•	Employees of Yakutugol, Neryungry Car Fleet and Mechel-Remservice are members of the Russian Independent Trade Union of Coal Industry Workers.

•	Employees of Mechel Energo are members of the Ore Mining and Smelting Trade Union of Russia.

•	Employees of Port Posiet are members of the Russian Stevedores’ Trade Union.

•	Employees of Mecheltrans’ separate business unit in the city of Myski are members of the Russian Independent Trade Union of Coal Industry Workers.

•	Employees of Southern Kuzbass Power Plant are members of the All-Russian Power Industry Trade Union and of the Russian Independent Trade Union of Coal Industry Workers.

•	Employees of Kuzbass Power Sales Company are members of the All-Russian Power Industry Trade Union.

•	Employees of Mechel Nemunas are members of the Trade Union Nemunas.

We consider our relationships with our employees to be good.

Item 7. Major Shareholders and Related Party Transactions

The following table sets forth information regarding our major shareholders, which means shareholders that are the beneficial owners of 5% or more of our common shares, as of March 31, 2018, based on the information available to us:

Name of Beneficial Owner	Number of Common Shares	% of Common Shares
Igor V. Zyuzin(1)	110,206,451	26.47%
Irina V. Zyuzina(2)	77,826,997	18.70%
Ksenia I. Zyuzina(2)	98,360,505	23.63%
Kirill I. Zyuzin(2)	77,826,997	18.70%
Other(3)(4)	207,703,789	49.90%

(1)	Mr. Zyuzin is the Chairman of our Board of Directors. See “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.” Mr. Zyuzin may be deemed to be the beneficial owner of approximately 26.47% of our common shares through (i) his record ownership of 21.54% of our common shares; and (ii) his ownership of 100% of the equity interest in Calridge Limited (“Calridge”). Calridge is the owner of 4.93% of our common shares. Further information regarding the shareholdings of Mr. Zyuzin is available in the Schedule 13D filed by him with the SEC.
(2)	In the course of 2016, MetHol OOO (“MetHol”), which is owned by Mrs. Irina V. Zyuzina, Ms. Ksenia I. Zyuzina and Mr. Kirill I. Zyuzin (the “Zyuzin Family Members”), acquired 77,826,997 of our common shares from Calridge. As a result, MetHol is now the owner of 18.70% of our common shares. In the course of 2017, Bonoro Limited (“Bonoro”), which is owned by Ms. Ksenia I. Zyuzina, acquired 4.93% of our common shares from Calridge. As a result, each of Mrs. Irina V. Zyuzina and Mr. Kirill I. Zyuzin may be deemed to share beneficial ownership of the 18.70% shareholding held of record by MetHol. In addition, Ms. Ksenia I. Zyuzina may be deemed to share beneficial ownership of the 23.63% shareholding held of record by MetHol and Bonoro. Further information regarding the shareholdings of the Zyuzin Family Members is available in the Schedule 13D that each Zyuzin Family Member has filed with the SEC.
(3)	According to Deutsche Bank Trust Company Americas, as of March 31, 2018, 35,378,274 common ADSs and 26,750,001 GDSs were outstanding, representing 29.85% of our total issued common shares.
(4)	We believe our directors and executive officers as a group, other than Mr. Zyuzin and Zyuzin Family Members, beneficially own less than 1% of our shares.

None of our common shareholders have voting rights which differ from any other holders of our common shares. Based on our share register, we believe we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements the operation of which may result in a change of control.

Related Party Transactions

See note 9 to our consolidated financial statements in “Item 18. Financial Statements.”

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

We believe that we have paid or accrued all taxes that are applicable. Where uncertainty exists, we have accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. We accrued RUB 578 million, RUB 760 million and RUB 480 million of tax claims other than income tax that management believes are probable as of December 31, 2017, 2016 and 2015, respectively. In addition, income tax claims that management believes are probable were accrued. See note 20 to the consolidated financial statements.

Antimonopoly

In May 2017, the Office of the FAS for Primorsky Krai found Port Posiet to have violated the Competition Law by preventing access to ships’ agency service market in the port and issued a directive to remedy violation of antimonopoly legislation. In August 2017, Port Posiet filed a claim with the Arbitrazh Court of Primorsky Krai to appeal the decision and the directive issued by the Office of the FAS for Primorsky Krai. In March 2018, the Arbitrazh Court of Primorsky Krai dismissed the claim. Port Posiet intends to file an appeal with a court of a higher instance.

Environmental and safety

Pursuant to a claim of the Novokuznetsk Environmental Prosecutor’s Office against Southern Kuzbass Power Plant concerning the emission of pollutants into the atmosphere above the maximum allowable level, the court ruled in September 2008 that we must limit the emission of pollutants into the atmosphere to comply with the maximum allowable level. We have complied with the ruling effective as of November 2009. The court also mandated us to reconstruct the de-dusting system. Since then, we have applied several times for stay of execution, the last time being in April 2017, and the court allowed us to stay execution of this mandate until June 1, 2019. We are continuing with the reconstruction and replacement of the dust and gas scrubber equipment. During 2013-2017, we completed the reconstruction of six of the boilers and have commenced the reconstruction of another boiler.

On June 11, 2013, the Department of Rosprirodnadzor for the Republic of Bashkortostan filed a lawsuit against Beloretsk Metallurgical Plant with the Arbitrazh Court of the Republic of Bashkortostan seeking the recovery of damages caused to water resources as a result of non-compliance with water legislation in the amount of 408.2 million rubles. During the court hearings claims under the lawsuit were reduced to 398.6 million rubles. On October 3, 2013, the Arbitrazh Court of the Republic of Bashkortostan rendered a decision to collect from Beloretsk Metallurgical Plant the amount of damages in the amount of 398.6 million rubles. We contested this decision with the Eighteenth Arbitrazh Court of Appeal. On January 28, 2014, the court upheld the decision of the lower court. On February 7, 2014, Beloretsk Metallurgical Plant filed a cassation appeal with the Federal

Arbitrazh Court of Urals District. At the court hearing held on April 14, 2014 Beloretsk Metallurgical Plant withdrew its cassation appeal. On May 27, 2014, the Arbitrazh Court of the Republic of Bashkortostan approved a settlement agreement between Rosprirodnadzor for the Republic of Bashkortostan and Beloretsk Metallurgical Plant. In accordance with the settlement agreement, Beloretsk Metallurgical Plant was obliged to develop project documentation for the technical upgrading and/or reconstruction (construction) of waste treatment facilities system in order to bring the quality of discharged waste water into compliance with applicable regulatory requirements. The reconstruction of waste treatment facilities system was to be completed by December 31, 2016. In November 2016, Beloretsk Metallurgical Plant applied for a stay of execution and the court ruled to complete the reconstruction by December 31, 2023.

Commercial litigation

Legal proceedings between Novatek — Chelyabinsk OOO and Chelyabinsk Metallurgical Plant regarding recovery of debt for gas and penalties for payment delay lasted from February 2014 to February 2017. Chelyabinsk Metallurgical Plant fully repaid the principal debt and partially repaid the penalties. In October 2017, settlement agreements on termination of obligations to pay the remaining penalties were approved by the court.

In November 2014, Minmetals initiated proceedings at the Arbitration Institute of the Stockholm Chamber of Commerce against Chelyabinsk Metallurgical Plant to recover alleged amounts due under the construction contract, whereas Chelyabinsk Metallurgical Plant filed its own counter-claims, which include a penalty for delay and recovery of damages for failing to perform works and rectifying works of poor quality. In 2015-2017, both parties submitted a number of procedural statements to the arbitral tribunal and presented arguments during arbitral hearing for the adjustment of claims, so that the final claims of Minmetals amounted to approximately $143.0 million (plus applicable interest) and those by Chelyabinsk Metallurgical Plant to approximately $57.5 million and €4.1 million (plus applicable interest). During the arbitral proceedings, three arbitrators resigned from their duty and in November 2016 new arbitral tribunal was formed. The final arbitral award was issued on November 9, 2017, awarding Minmetals (in accordance with a set off against the satisfied claims of Chelyabinsk Metallurgical Plant) approximately $16.7 million (plus applicable interest). Chelyabinsk Metallurgical Plant does not agree with the award and on February 9, 2018 filed a petition with the Svea Court of Appeal (state court in Sweden) asking to set aside this award in full.

In December 2015, ERG SALES AG filed a claim against Chelyabinsk Metallurgical Plant with the LCIA seeking recovery of debt under iron ore feed supply contract in the amount of $10.7 million and penalty for delay in payment in the amount of $513.4 thousand. In June 2016, the LCIA approved a settlement agreement according to which Chelyabinsk Metallurgical Plant was obliged to repay $12.3 million in monthly installments until June 25, 2017. As of December 31, 2017, Chelyabinsk Metallurgical Plant repaid $11.9 million. On March 22, 2018, ERG SALES AG filed a claim with the Arbitrazh Court of Chelyabinsk region seeking to oblige Chelyabinsk Metallurgical Plant to repay the amount of approximately $941.9 thousand. The court hearing is scheduled for April 12, 2018.

Debt litigation

Banks

On March 16, 2015, we received notice from the LCIA that VTB Bank and VTB Capital Plc had filed 14 requests for arbitration against our group companies. The 14 requests claim amounts allegedly due plus costs and such other, unspecified, relief that the arbitral tribunal may deem appropriate, pursuant to two syndicated credit agreements (one involving Yakutugol and the other involving Southern Kuzbass Coal Company) and 12 deeds of guarantee with respect to those syndicated credit agreements. Under these deeds of guarantee, the guarantors (Mechel, Mechel Mining, Mechel Carbon, Mechel Carbon Singapore, Korshunov Mining Plant, Yakutugol and Southern Kuzbass Coal Company) each guaranteed the obligations of the borrowers (Yakutugol and Southern Kuzbass Coal Company) under each of the syndicated credit agreements. As of the date of the filing of the requests for arbitration, the claim against Yakutugol as the borrower and the claims against each of the Yakutugol guarantors amount to $16.2 million, and the claim against Southern Kuzbass Coal Company as the borrower and the claims against each of the Southern Kuzbass Coal Company guarantors amount to $16.3 million. On March 17-18, 2015, we received notice from the LCIA concerning the initiation of the 14 arbitration cases described above. On April 13, 2015, the relevant Mechel group companies filed preliminary response letters in respect of the 14 arbitration cases described above. On April 24, 2015, in support of the 14 aforementioned LCIA arbitration proceedings, VTB Bank and VTB Capital Plc filed an arbitration claim with the High Court of Justice Queen’s Bench Division Commercial Court in England seeking injunctive relief to secure their arbitration claims. The first hearing regarding injunctions took place on April 29, 2015. Following the hearing and considering the parties’ positions, the court postponed the hearing until May 18, 2015, however, later due to the restructuring negotiations the parties agreed a moratorium for injunction hearing until July 1, 2015, afterwards the moratorium for hearing and arbitration proceedings has been extended until April 30, 2018.

In February 2017, a number of lenders filed 14 requests for arbitration with the LCIA. The 14 requests claim amounts allegedly due plus costs and such other, unspecified, relief that the arbitral tribunal may deem appropriate, pursuant to two syndicated credit agreements (one involving Yakutugol and the other involving Southern Kuzbass Coal Company) and 12 deeds of guarantee with respect to those syndicated credit agreements. Under these deeds of guarantee, the guarantors (Mechel, Mechel Mining, Mechel Carbon, Mechel Carbon Singapore, Korshunov Mining Plant, Yakutugol and Southern Kuzbass Coal Company) each guaranteed the obligations of the borrowers (Yakutugol and Southern Kuzbass Coal Company) under each of the syndicated credit agreements. As of the date of the filing of the requests for arbitration, the claim against Yakutugol as the borrower and the claims against each of the Yakutugol guarantors was claimed to amount to $230.1 million plus costs, and the claim against Southern Kuzbass Coal Company as the borrower and the claims against each of the Southern Kuzbass Coal Company guarantors was claimed to amount to $231.0 million plus costs. In September 2017, the amounts were updated to $241.1 million plus costs under the Yakutugol syndicated credit agreement and $241.5 million plus costs under the Southern Kuzbass Coal Company syndicated credit agreement. In late 2017 and early 2018, several lenders left the arbitration. Yakutugol and Southern Kuzbass Coal Company contested the jurisdiction of the tribunal but the tribunal dismissed the contest. Yakutugol and Southern Kuzbass Coal Company are appealing this decision. They also submitted counterclaims which are currently under consideration. These recent claims trigger an event of default and cross-default under various loan agreements and our lenders may claim for accelerated repayments. We have requested our major Russian lenders to waive cross-default provisions in this respect, however, no waivers have been granted so far and we have no clarity when, if ever, such waivers will be granted. See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — If we are unable to restructure all of our indebtedness or fail to comply with the new terms of the restructured indebtedness, our lenders may claim for accelerated repayment, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects.”

Leasing

In 2014 and 2015, Sberbank Leasing AO filed several lawsuits against Mechel and our subsidiaries with the arbitrazh courts in different regions of the Russian Federation seeking recovery of lease payments, penalties and transfer of leasing assets under equipment finance leases. All litigations with Sberbank Leasing AO were discontinued by signing of settlement agreements with new payment schedules which were approved by the courts during 2016 and 2017.

From June to September 2015 and in March 2016, Caterpillar Financial OOO filed eight lawsuits with the Moscow Arbitrazh Court against Yakutugol, Mechel Engineering, Korshunov Mining Plant, Mechel Materials, Metallurgshakhtspetsstroy, Tomusinsky Open Pit and Southern Kuzbass Coal Company, as well as Mechel (as the guarantor under four lease agreements) seeking termination of lease agreements, withdrawal of leasing assets and recovery of debt in an aggregate amount of approximately $5.0 million and €313.9 thousand. During the period from October 2015 to July 2016, the Moscow Arbitrazh Court sustained the claims regarding the recovery of debt in the amount of approximately $4.5 million and €380.2 thousand and dismissed the claims regarding the withdrawal of leasing assets under six cases; sustained the claims regarding the withdrawal of leasing assets and dismissed the rest of claims under one case; sustained in full the plaintiff’s claims under one case. During the period from October 2015 to November 2016, we appealed all these cases with the higher courts. The higher courts upheld the decisions of the Moscow Arbitrazh Court under seven cases and recovered penalty in the amount of approximately $88.6 thousand under one case. In addition, in July 2016, Caterpillar Financial OOO filed a lawsuit with the Moscow Arbitrazh Court against Southern Kuzbass Coal Company seeking withdrawal of a leasing asset under one lease agreement and recovery of debt in an aggregate amount of approximately $235.8 thousand under two other lease agreements. During the court hearings, the court divided the lawsuit into three cases. In January 2017, the Moscow Arbitrazh Court sustained the plaintiff’s claims regarding the withdrawal of the leasing asset and recovery of debt in the amount of approximately $56.6 thousand. In April-December 2017, the Ninth Arbitrazh Court of Appeal approved settlement agreements with new payment schedules under five cases. In 2016 and 2017, we repaid the debt in full under two cases. At present, we expect to sign settlement agreements under four cases to be further approved by the court.

Other

On January 9, 2017, Atrix B.V. filed a lawsuit with the Arbitrazh Court of Rostov region against Mechel, Mechel Mining Management, Mechel-Steel Management, NK INVEST OOO and former general director of Rostov Electrometallurgical Plant OOO seeking jointly and severally recovery of damages related to the management of Rostov Electrometallurgical Plant OOO in the amount of approximately 10.1 billion rubles. In February 2017, the amount of claims under the lawsuit was increased to 10.9 billion rubles. In April 2017, the proceedings have been suspended due to judicial expertise. In July 2017, the Arbitrazh Court of Rostov region sustained the claims for recovery of damages in the total amount of approximately 12.7 billion rubles. We appealed this decision with the higher court. The higher court upheld the decision of the Arbitrazh Court of Rostov region. In October 2017, we filed a cassation appeal with the Arbitrazh Court of North Caucasus District. In November 2017, the Arbitrazh Court of North Caucasus District reversed the lower courts decisions and remanded the case for a new proceeding with the court of first instance. On March 13, 2018, the Arbitrazh Court of Rostov region dismissed the claim of Atrix B.V.

Rostov Electrometallurgical Plant OOO and Lomprom Rostov OOO within the bankruptcy cases of Zlatoust Metallurgical Plant AO and Guryevsk Metallurgical Plant OAO (hereinafter referred to as the “debtors”) reviewed in the Arbitrazh Court of Chelyabinsk region and the Arbitrazh Court of Kemerovo region, respectively, requested to hold Mechel secondarily liable for obligations of the debtors. The claimants state that Mechel was the controlling entity in relation to the debtors and pursuant to the Bankruptcy Law should be liable in the amount equal to the aggregate amount of creditor claims that remained unsettled due to insufficiency of the debtors’ property. The amount of claims is not currently defined; the court hearings are scheduled for April 17 and 19, 2018.

On December 1, 2017, the Arbitrazh Court of Irkutsk region held proceedings in connection with a claim filed by Paslentia Investments Ltd. (“Paslentia”) against Mechel and Mechel Mining in favor of Korshunov Mining Plant, where Paslentia is a minority shareholder. Paslentia seeks to challenge loans provided by Korshunov Mining Plant in the total amount of 4.2 billion rubles. The court hearing is scheduled for April 11, 2018.

In May 2017, Paslentia filed two claims with the Arbitrazh Court of Irkutsk region seeking invalidation of suretyship agreements entered into between Korshunov Mining Plant and each of Gazprombank and VTB Bank. The court hearings are scheduled for April 10 and September 6, 2018, respectively.

On October 26, 2017, Omia Holdings Limited (“Omia”), a minority shareholder of Guryevsk Metallurgical Plant OAO, filed a claim with the Arbitrazh Court of Kemerovo region seeking invalidation of a facility agreement and a loan agreement entered into by Guryevsk Metallurgical Plant OAO, recognition of Mechel as the borrower under the facility agreement and imposition of an obligation to repay the facility on Mechel. The court hearing is scheduled for April 17, 2018.

On March 2, 2018, Boreas Asset Management and Arsagera Asset Management, minority shareholders of Urals Stampings Plant, filed a claim with the Arbitrazh Court of Chelyabinsk region seeking invalidation of loan agreements entered into between Urals Stampings Plant and Mechel. The court hearing is scheduled for May 8, 2018.

Securities litigation

In April 2015, Vadim Varshavsky filed a lawsuit with the Moscow Arbitrazh Court seeking to oblige Mechel and Mechel Steel OOO to perform share purchase agreements by transferring 2,000 shares of our Cypriot company Daveze Limited and to recognize the plaintiff’s title to these shares. In August 2015, the Moscow Arbitrazh Court ruled to terminate the proceedings. Vadim Varshavsky appealed to the higher courts. In December 2015, the Arbitrazh Court of Moscow District reversed the lower courts decisions and remanded the case for a new proceeding. In June 2016, the Moscow Arbitrazh Court dismissed the claim. During the period from October 2016 to August 2017, the higher courts upheld the decision of the Moscow Arbitrazh Court. In November 2017, Vadim Varshavsky filed for review on the basis of newly discovered facts. On March 21, 2018, the Moscow Arbitrazh Court has rejected the review.

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

In addition, some of our credit facility agreements impose certain restrictions on the payment of dividends on our shares. Mechel may not pay dividends on its common shares without the prior written consent of the lenders. The amount of permitted dividends paid on our preferred shares is limited to 7.5 million rubles. In 2017, we received consent from Russian state banks to pay dividends for 2016 on our preferred shares.

The decision to pay dividends and the amount thereof must be recommended by our Board of Directors taking into account the charter’s provisions and approved by our shareholders. The amount of dividends, if any, approved by the shareholders may not be higher than the amount proposed by the Board of Directors. In particular, dividends may be declared and paid only out of net profits calculated under the Russian accounting standards and as long as the following conditions have been met:

•	our charter capital has been paid in full;

•	the value of our net assets, calculated under the Russian accounting standards, is not less (and would not become less as a result of the proposed dividend payment) than the sum of our charter capital, our reserve fund and the difference between the liquidation value and the par value of our issued and outstanding preferred shares;

•	we have repurchased all shares from shareholders having the right to demand repurchase; and

•	we are not, and would not become, insolvent as the result of the proposed dividend payment.

For a further description, please refer to “Item 10. Additional Information — Description of Capital Stock — Dividends.” See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Shares and the Trading Market — Our ability to pay dividends depends primarily upon receipt of sufficient funds from our subsidiaries.”

On June 30, 2017, our general shareholders’ meeting decided not to pay dividends for 2016 on common shares and declared a dividend of 1,426.4 million rubles on preferred shares (of which 570.6 million rubles was paid to Skyblock Limited), which was paid in July and August 2017. On June 30, 2016, our general shareholders’ meeting decided not to pay dividends for 2015 on common shares and declared a dividend of 6.9 million rubles on preferred shares (of which 2.8 million rubles was paid to Skyblock Limited), which was paid in July and August 2016. On June 30, 2015, our general shareholders’ meeting decided not to pay dividends for 2014 on common shares and declared a dividend of 6.9 million rubles on preferred shares (of which 2.8 million rubles was paid to Skyblock Limited), which was paid in July and August 2015. In each case we could not pay insignificant amounts of dividends to those shareholders who did not provide us with their bank account details or due to the restriction of shareholders’ rights to receive dividends in certain cases provided for by Russian law.

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

Significant Changes

Other than as described in this document, no significant change in our business has occurred since December 31, 2017.

Item 9. The Offer and Listing

Our common ADSs have been listed on the NYSE under the symbol “MTL” since October 2004. In June 2004, our common shares were listed on Open Joint Stock Company “Russian Trading System” Stock Exchange (“RTS”). In October 2008, our common shares were listed on Closed Joint Stock Company Moscow Interbank Currency Exchange (“MICEX”). RTS and MICEX ceased to exist as a result of their reorganization through accession to Public Joint-Stock Company “Moscow Exchange MICEX-RTS” (“Moscow Exchange”). Our common shares have been traded on the Moscow Exchange Level 1 quotation list under the symbol “MTLR.”

The following table sets forth the high and low closing prices per common ADS and common share as reported by the NYSE and Moscow Exchange, respectively, for: (1) the most recent six months; (2) the most recent nine quarters; and (3) all years following our initial public offering in 2004. Conversion from rubles into U.S. dollars is made using the CBR exchange rate. Effective January 12, 2016, we changed the ratio of our common shares to common ADSs from 1:1 to 2:1. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Shares and the Trading Market — The price of our shares and ADSs could be volatile and could drop unexpectedly, making it difficult for investors to resell our shares or ADSs at or above the price paid.” The common ADS prices below have been recalculated to reflect the new common ADS-to-common share ratio.

	Common ADSs		Common Shares
	High	Low	High	Low
	(In U.S. dollars)
March 2018	4.98	4.33	2.59	2.15
February 2018	5.21	4.42	2.62	2.32
January 2018	5.54	5.03	2.70	2.58
December 2017	5.26	4.13	2.56	2.15
November 2017	5.00	4.46	2.53	2.25
October 2017	5.26	4.92	2.67	2.51
First Quarter 2018	5.54	4.33	2.70	2.15
Fourth Quarter 2017	5.26	4.13	2.67	2.15
Third Quarter 2017	5.76	4.64	2.90	2.32
Second Quarter 2017	6.01	4.22	3.12	2.12
First Quarter 2017	6.79	4.36	3.28	2.26
Fourth Quarter 2016	6.61	2.81	3.21	1.41
Third Quarter 2016	2.90	1.46	1.44	0.82
Second Quarter 2016	2.15	1.56	1.03	0.80
First Quarter 2016	2.05	1.29	0.94	0.69
2017	6.79	4.13	3.28	2.12
2016	6.61	1.29	3.21	0.69
2015	3.65	1.26	1.51	0.44
2014	5.12	0.87	1.99	0.28
2013	14.80	3.94	7.22	1.72
2012	24.74	10.54	11.89	5.35
2011	69.18	15.80	32.74	8.05
2010	61.60	34.90	30.11	17.64
2009	43.64	5.14	17.81	2.29
2008	115.24	7.32	45.00	4.10
2007	69.26	15.82	25.71	8.30
2006	20.64	12.68	10.20	6.25
2005	24.34	14.04	11.20	7.75
2004	14.96	10.52	17.00	0.36

Our preferred ADSs have been listed on the NYSE under the symbol “MTL PR” since May 2010. In April 2011, our preferred shares were admitted to trading without listing on RTS and MICEX. In July 2011, our preferred shares were listed on MICEX. RTS and MICEX ceased to exist as a result of their accession to Moscow Exchange. Our preferred shares have been traded on the Moscow Exchange Level 1 quotation list under the symbol “MTLRP.”

The following table sets forth the high and low closing prices per preferred ADS and preferred share as reported by the NYSE and Moscow Exchange, respectively, for: (1) the most recent six months; (2) the most recent nine quarters; and (3) all years following the public offering in 2010. Conversion from rubles into U.S. dollars is made using the CBR exchange rate. Each preferred ADS represents one-half of a preferred share.

	Preferred ADSs		Preferred Shares
	High	Low	High	Low
	(In U.S. dollars)
March 2018	1.32	1.20	2.61	2.48
February 2018	1.27	1.10	2.68	2.41
January 2018	1.27	1.07	2.61	2.42
December 2017	1.05	0.86	2.29	1.86
November 2017	1.12	0.80	2.01	1.54
October 2017	1.09	0.85	1.79	1.64
First Quarter 2018	1.32	1.07	2.68	2.41
Fourth Quarter 2017	1.12	0.80	2.29	1.54
Third Quarter 2017	1.23	0.89	2.10	1.71
Second Quarter 2017	1.24	0.85	2.29	1.63
First Quarter 2017	1.32	0.98	2.74	2.15
Fourth Quarter 2016	1.15	0.55	2.44	1.19
Third Quarter 2016	0.59	0.21	1.19	0.55
Second Quarter 2016	0.30	0.22	0.66	0.53
First Quarter 2016	0.29	0.20	0.59	0.46
2017	1.32	0.80	2.74	1.54
2016	1.15	0.20	2.44	0.46
2015	0.46	0.09	1.03	0.30
2014	0.47	0.08	1.09	0.17
2013	2.23	0.39	4.11	1.01
2012	4.91	1.92	11.82	3.86
2011	11.27	3.24	8.99	6.15
2010	9.66	6.60	n/a	n/a

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

Rights attaching to common shares

Holders of our common shares have the right to vote at general shareholders’ meetings. As required by the Joint-Stock Companies Law and our charter, all of our common shares have the same nominal value and grant to their holders identical rights. Each fully paid common share, except for treasury shares, gives its holder the right to:

•	freely transfer the shares without the consent of other shareholders or the company;

•	receive dividends in accordance with our charter and current legislation;

•	participate in general shareholders’ meetings and vote on all matters of shareholders’ competence;

•	transfer voting rights to its representative on the basis of a power of attorney;

•	elect and be elected to the governing and controlling bodies of the company;

•	if holding, alone or with other holders, 2% or more of the voting stock, within 45 days after the end of our fiscal year, make proposals to the agenda of the annual general shareholders’ meeting and nominate candidates to the board of directors, review commission and counting commission;

•	if holding, alone or with other holders, 10% or more of the voting stock, demand that the board of directors call an extraordinary general shareholders’ meeting or an unscheduled audit by our review commission or an independent auditor;

•	demand, under the following circumstances, the repurchase by us of all or some of the shares owned by it, as long as such holder voted against or did not participate in the voting on the decision approving the following:

•	our reorganization;

•	conclusion of a major transaction (in the form of consent or subsequent approval), which involves property in excess of 50% of the balance sheet value of the company’s assets determined according to its accounting statements on the last reporting date (including those which are simultaneously interested party transactions);

•	amendment of our charter or approval of a new version of our charter that restricts the holder’s rights; and

•	amendment of the company’s charter which eliminates indication that the company is public, simultaneously with the decision on applying to the CBR on release from obligation to disclose information under the laws of the Russian Federation on securities and the decision on applying for delisting of shares and securities convertible into shares;

•	upon liquidation, receive a proportionate amount of our property after our obligations to our creditors are fulfilled;

•	in cases and in the procedure provided by Russian law and our charter, receive information on the company’s activities, including access to accounting and other documentation, receive copies thereof for a fee not exceeding the cost of making such copies, and, if holding alone or with other holders, 25% or more of the voting stock, have free access to accounting documents and minutes of meetings of the collegial executive body (Management Board);

•	if holding, alone or with other shareholders at least 1% of the voting shares, demand consent for the interested party transaction; and

•	exercise other rights of a shareholder provided by our charter, Russian legislation and decisions of general shareholders’ meetings approved in accordance with its competence.

Rights attaching to preferred shares

Pursuant to our charter, all of our preferred shares have the same nominal value and grant to their holders identical rights. Each fully paid preferred share gives its holder the right to:

•	freely transfer preferred shares without the consent of other shareholders;

•	receive dividends in accordance with our charter and current legislation;

•	upon liquidation, receive a portion of our liquidation value, which is equal to a portion of our property calculated pro rata to the portion represented by one preferred share in our charter capital;

•	in cases and in the procedure provided by Russian law and our charter, receive information on the company’s activities, including access to accounting and other documentation, and receive copies thereof for a fee not exceeding the cost of making such copies;

•	transfer all or part of the rights attached to the preferred shares to its representative on the basis of a power of attorney; and

•	participate in shareholders’ meetings and vote on the following matters:

•	our reorganization, liquidation and in case of amendment of the company’s charter which eliminates indication that the company is public, simultaneously with the decision on applying to the CBR on release from obligation to disclose information under the laws of the Russian Federation on securities and the decision on applying for delisting of shares and securities convertible into shares;

•	any amendment of our charter or approval of a new version of our charter that restricts the preferred shareholders’ rights, including determination or increase of a dividend amount and/or determination or increase of the liquidation value paid on preferred shares of previous priority, as well as provision to shareholders of another type of preferred shares of advantages in the priority of payment of dividends and/or the liquidation value of shares;

•	participate in shareholders’ meetings and vote on all matters on which common shareholders are entitled to vote if for any reason the annual shareholders’ meeting did not adopt a resolution to pay the full amount of dividends to which preferred shareholders are entitled under our charter. The holders of preferred shares enjoy this right effective from the first shareholders’ meeting to be held after the relevant annual shareholders’ meeting and until the date when dividends on preferred shares are paid in full;

•	filing of an application with a stock exchange for listing or delisting of our preferred shares; and

•	in other cases provided for in the applicable laws of the Russian Federation.

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

Starting from January 1, 2014, a new “cascade” dividend payment mechanism is introduced with respect to shares recorded on custodians’ account as opposite to the shareholders’ register. The cascade payment mechanism provides that Russian issuers will pay dividends to the NSD for further transfer to nominee holders

(custodians), who in turn will be obliged to further transfer dividends to their clients (shareholders, foreign nominee holders and depositary banks for further transfer to depositary receipt owners). Under the new regime no disclosure will be required by ultimate beneficial owners in order to receive dividends. See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Shares and the Trading Market — Upon introduction of a system of recording the depositary’s rights to the shares underlying depositary receipts, the depositary is required to disclose information on ADS and GDS owners in order to exercise voting rights and receive dividends with respect to the shares underlying ADSs and GDSs.”

The Joint-Stock Companies Law allows dividends to be declared only out of net profits calculated under the Russian accounting standards and as long as the following conditions have been met:

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

Liability of shareholders

The Civil Code and the Joint-Stock Companies Law generally provide that shareholders in a Russian joint-stock company are not liable for the obligations of a joint-stock company and bear the risk of losses within the value of their shares. This may not be the case, however, when one entity is capable of determining decisions made by another entity. The entity capable of determining such decisions is called an “effective parent.” The entity whose decisions are capable of being so determined is called an “effective subsidiary.” The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in course of carrying out these decisions if:

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

In addition, within three business days after taking the decision to reduce our charter capital, we must notify this decision to the authority which carries out state registration of legal entities and publish this decision twice with a monthly interval. Within 30 days of the latest of such publications, our creditors, whose claim rights arose prior to the publication, have the right to demand early performance of the relevant obligation by our company, and if early performance is not possible to terminate the obligation and reimburse related losses.

Share buy-back

Under the Joint-Stock Companies Law and our charter, our general meeting of shareholders and our board of directors are entitled to decide on the acquisition of our shares representing up to 10% of our charter capital. The repurchased shares must be resold at a value not less than a market value within one year of their repurchase or, failing that, the shareholders must decide to cancel such shares and decrease the charter capital. Repurchased shares do not bear voting rights.

The Joint-Stock Companies Law allows us to repurchase our shares only if:

•	our charter capital is paid in full;

•	we are not and would not become, insolvent as a result of the repurchase;

•	the value of our net assets is not less (and would not become less, as a result of the repurchase) than the sum of our charter capital, the reserve fund and the difference between the liquidation value and par value of our issued and outstanding preferred shares; and

•	we have repurchased all shares from shareholders having the right to demand repurchase of their shares in accordance with Russian law, as described immediately below.

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

A shareholder demanding repurchase must send to us a written request within 45 days following the date when the relevant decision of the general shareholders’ meeting is taken. We must purchase the shares of the demanding shareholder within 30 days following the expiration of the above 45-day period. We may spend up to 10% of our net assets calculated under the Russian accounting standards on the date of the adoption of the decision which gives rise for a share redemption demanded by the shareholders. If the value of shares in respect of which shareholders have exercised their right to demand repurchase exceeds 10% of our net assets, we will repurchase shares from each such shareholder on a pro-rata basis.

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

Disclosure of Information

Under Russian legislation, disclosure of information on the securities market means making it available to all interested parties, regardless of the purpose of obtaining this information. We are required to make the following periodic public disclosures and filings in the newswire of authorized information agency Interfax (www.e-disclosure.ru), on our websites at www.mechel.ru and www.mechel.com, as well as on the webpage provided by authorized information agency Interfax (www.e-disclosure.ru/portal/company.aspx?id=1942):

•	disclosure of quarterly reports containing information about us, our shareholders, registrar and depositary, the structure of our management bodies, the members of the board of directors, management board and review commission, our branches and representative offices, our subsidiaries and affiliates, our shares, bank accounts and auditors, important developments during the reporting quarter, quarterly accounting statements prepared in accordance with the Russian accounting standards, and other information about our financial and business activity;

•	disclosure of any information concerning material facts and other official disclosures, including, among other things, our reorganization; certain changes in the amount of our assets; decisions on share issuances; certain changes in ownership and shareholding; information about controlled organizations which are material to us or organizations controlling us, reorganization, liquidation or bankruptcy of such organizations; conclusion of agreement with our controlled or controlling organization, where we are required to buy securities issued by such controlled or controlling organization; as well as shareholder and management bodies resolutions;

•	notifying Moscow Exchange about the disclosure of aforementioned information;

•	disclosure of the documents that we have received in connection with any of the following:

•	a voluntary offer (including any competing offer) to acquire us;

•	a mandatory offer (including any competing offer) to acquire us;

•	a notice of the right of shareholders to sell their shares to the person that has acquired more than 95% of our common shares; and

•	a request that minority shareholders sell their shares to the person that has acquired more than 95% of our common shares;

•	disclosure of information on various stages of securities placement, issuance and registration through publication of certain data as required by the securities legislation;

•	disclosure of our charter and internal corporate governance documents;

•	disclosure of our annual report and annual financial statements prepared in accordance with the Russian accounting standards and our annual and interim IFRS financial statements;

•	disclosure on a quarterly basis of a list of our affiliated companies and individuals;

•	disclosure of a list of information which is considered an insider information and approved by the company (“insider information”);

•	disclosure of insider information; and

•	disclosure of other information as required by applicable Russian securities legislation.

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

Notice and participation

Persons registered in the register of shareholders and entitled to participate in a general shareholders’ meeting must be notified of the meeting, whether the meeting is to be held in direct form or by absentee ballot, not less than 30 days prior to the date of the meeting, and such notification shall specify the agenda for the meeting. However, if it is an extraordinary general shareholders’ meeting to elect the board of directors or it is a general shareholders’ meeting to elect the board of directors of a reorganized company, persons registered in the register of shareholders and entitled to participate in the general shareholders’ meeting must be notified at least 50 days prior to the date of the meeting. Under our charter, a notice of the general shareholders’ meeting shall be published on our site www.mechel.ru in the information and telecommunication network Internet. It also may be sent by post or delivered against signature, as well as published in the Russian official newspaper Rossiyskaya Gazeta. Moreover, other means of mass media (television, radio) can be used. Only those items that were set out in the agenda may be voted upon at a general shareholders’ meeting. In addition, nominee holders included in the shareholder register will be notified of the shareholders’ meeting by way of an electronic communication and will be required to convey such information to the depositors within a prescribed period.

In accordance with Russian law and our charter, we may notify persons registered in the register of shareholders and entitled to participate in the general shareholders’ meeting of a meeting by sending an electronic message to the email address of a shareholder, as well as by sending the text message containing the procedure for reviewing the notice of the general meeting of shareholders at the contact phone number or email address of a shareholder.

In accordance with Russian law and our charter, a list of persons entitled to participate in the general shareholders’ meeting is compiled by the registrar of the company pursuant to the regulations of Russian securities law. It is compiled on the basis of the data from the register, as well as taking into account information provided to the registrar by the nominee holder to whom the relevant client account was opened in the register. The owners of the company’s shares are not included in the list if the nominee holder has not submitted to the registrar information about them. The list of persons entitled to participate in the general shareholders’ meeting is compiled on the date established by the board of directors, which date may neither be earlier than 10 days from the date of adoption of the resolution to hold a general shareholders’ meeting nor more than 25 days before the date of the meeting (or, in the case of an extraordinary general shareholders’ meeting to elect the board of directors, not more than 55 days before the date of the meeting).

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

The Federal Law No. 415-FZ also sets forth obligations for a depositary to disclose information on depositary receipt owners in order to exercise voting rights with respect to the shares represented by depositary receipts. The requirements for the provision of information are regulated by the Directive of the CBR dated June 15, 2015. Information about the depositary receipt owners is provided to the issuer in the form of a list of persons who exercise the rights under the depositary receipts. The list is provided to the issuer by the foreign depositary which opens the depo account of depositary programs. The list is provided for the preparation and holding of a shareholders’ meeting. See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Shares and the Trading Market — Upon introduction of a system of recording the depositary’s rights to the shares underlying depositary receipts, the depositary is required to disclose information on ADS and GDS owners in order to exercise voting rights and receive dividends with respect to the shares underlying ADSs and GDSs.”

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

Management Board

In June 2011, an annual general shareholders’ meeting approved a new version of the “Bylaw on the Collegial Executive Body (Management Board).” Pursuant to the Bylaw, the management board engages in discussions regarding important corporate issues within its powers and makes recommendations to our board of directors. The management board operates on the basis of our charter and applicable internal regulations. The management board’s size is defined by the board of directors, and it may comprise of senior management of Mechel and our subsidiaries, with each member of the management board elected by the board of directors for an indefinite period. A meeting of the management board is quorate if at least half of its members participate in the meeting.

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

The review commission is elected by our general shareholders’ meeting for a period of one year and consists of three persons. Shares owned by members of our board of directors or persons holding positions in our management bodies cannot participate in the voting, when members of the review commission are elected. The term of office of the review commission runs from the moment it is elected at the annual general shareholders’ meeting to the moment it is elected or re-elected at the next annual general shareholders’ meeting. The authority of individual members or the whole review commission may be terminated before the expiration of the term of office thereof by a resolution of the general shareholders’ meeting on the grounds and in compliance with the procedure stipulated by our internal documents. If the number of members of the review commission falls to less than half of the membership thereof, the board of directors must convene an extraordinary general shareholders’ meeting to elect a new review commission. The remaining members of the review commission continue to perform their functions until a new review commission is elected.

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

Interested Party Transactions

In accordance with amendments to the Joint-Stock Companies Law, which entered into force on January 1, 2017, transactions defined as “interested party transactions” do not require a mandatory prior consent of disinterested directors or shareholders of a company. However, the Joint-Stock Companies Law introduces an obligation to notify members of the board of directors, members of the collegial executive body and in case all members of the board of directors are interested (or in case such notification is prescribed by the charter) all shareholders about such transactions prior to their accomplishment. After receiving such a notice, the above-mentioned persons may demand convocation of a meeting of the board of directors or a general shareholders’ meeting to obtain relevant consent.

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

If the value of a transaction or a number of related transactions is 10% or more of the balance sheet value of the company’s assets calculated in accordance with the Russian accounting standards, as well as in other cases provided by the Joint-Stock Companies Law, the approval for such transaction shall be granted by a majority vote of disinterested shareholders participating in the meeting.

At the same time, the Joint-Stock Companies Law provides cases in which the relevant requirements do not apply. These include transactions entered into within the ordinary course of business (even if the company did not enter into similar transactions before), transactions in respect of property with the value not exceeding 0.1% of the balance sheet value of the company’s assets calculated in accordance with the Russian accounting standards as of the last reporting date, or transactions on the acquisition or redemption by the company of its issued shares, as well as in other cases provided by the Joint-Stock Companies Law.

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

Major Transactions

The Joint-Stock Companies Law defines a “major transaction” as a transaction or a number of related transactions entered into beyond the ordinary course of business and, at the same time, associated with the direct or indirect acquisition, disposal or possibility of disposal of property with a value of 25% or more of the balance sheet value of the company’s assets determined in accordance with the Russian accounting standards as of the last reporting date preceding the transaction, as well as in other cases provided by the Joint-Stock Companies Law.

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

Change in Control

Anti-takeover protection

Russian legislation requires the following:

•	A person intending to acquire more than 30% of the total number of a public company’s common shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates), will be entitled to make a public offer to other holders of the corresponding categories (types) of shares of the public company (the “voluntary offer”). The voluntary offer may also contain an offer to purchase securities convertible into such shares from other holders of such securities convertible into such shares of the public company.

•	A person that has acquired more than 30% of the total number of a public company’s common shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates) will be required to make, within 35 days of such shares being recorded in the name of such person or the moment when the person learnt, or should have learnt that it individually or together with its affiliates owned the relevant number of the shares, a public offer for other shares of the same class and for securities convertible into such shares (the “mandatory offer”), at a price which is not less than (i) the price determined based on a weighted average market price of the shares and securities convertible into such shares during trading sessions on a stock exchange for the six months preceding the date when a mandatory offer was sent to the CBR; or (ii) the market price, which must be determined by an appraiser if the shares and securities convertible into such shares are not traded on a stock exchange or their trading history is less than six month. The public offer price may not be less than the highest price at which the offeror or its affiliates purchased or undertook to purchase the relevant shares or securities over the six-month period before the offer was sent to the public company. From the moment of acquisition of more than 30% of the total number of the shares until the moment of sending of an offer to the public company, the person making the offer and its affiliates will be able to vote only 30% of the common shares and voting preferred shares of the public company (regardless of the size of their actual holdings). These rules are also applied (or reapplied) to acquisitions resulting in a person and its affiliates owning more than 50% and 75% of a public company’s outstanding common shares and voting preferred shares.

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

•	An offer of the kind described in the preceding three paragraphs must be accompanied by a bank guarantee of payment. Prior notice of the offer must be filed with the CBR which may order amendments to the terms of the offer (including price) in order to bring them into compliance with the requirements of the current legislation.

•	Once a voluntary or mandatory offer has been made, competing offers for the same securities can be made by third parties and, in certain circumstances, acceptance of the initial offer may be withdrawn by the security holders who choose to accept such competing offer. From the date of receipt of a voluntary or mandatory offer by the public company until 20 days after its expiration the public company’s general shareholders’ meeting will have the sole power to make decisions on charter capital increase by way of issuance of additional shares within the number and category (type) of authorized shares, issuance of securities convertible into shares, including options of a public company, consent or subsequent approval of certain transactions or a number of related transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly), of property having a value of 10% or more of the balance sheet value of the assets of a public company as determined under the Russian accounting standards as of the last reporting date preceding the transaction, with the exception of, inter alia, transactions completed in the ordinary course of business, and on certain other significant matters.

The above rules may be supplemented through rulemaking by the CBR, which may result in a broader, narrower or more specific interpretation of these rules by the governmental and judicial authorities, as well as by market participants.

Approval of the Russian Federal Antimonopoly Service

Pursuant to the Competition Law, acquisitions of voting shares of a joint-stock company, involving companies with a combined value of assets or annual revenues, exceeding a certain threshold under the Russian accounting standards, which would result in a shareholder (or a group of shareholders defined under Russian law) holding more than 25%, 50% or 75% of the voting capital stock of such company, or in a transfer between such companies of assets or rights to assets, the value of which exceeds a certain amount, or obtaining rights to determine the conditions of business activity of an entity or to exercise the authorities of its executive body must be approved in advance by the FAS. Such transactions executed between members of a group of companies may require only a subsequent notification to the FAS if prior notification about the members of the group of companies has been filed with the FAS and the information contained in this notification is still accurate as of the date of the relevant transaction and had not been changed within 30 days from the date of group’s disclosure and prior to the date of the transaction’s settlement. See “Item 4. Information on the Company — Regulatory Matters — Russian Antimonopoly Regulation.”

Foreign ownership

Under the Strategic Industries Law any acquisition, whether direct or indirect, by a foreign investor or its group of entities (except for the acquisition by a foreign investor controlled by the Russian Federation, the constituent entity of the Russian Federation and/or Russian nationals provided such Russian nationals are Russian tax residents and do not have other nationality) of a certain stake, or certain rights, in a Strategic

Company or a Subsoil Strategic Company, as well as acquisition, ownership or use by them of property of such companies which relates to core production facilities and the cost of which is 25% or more of the balance sheet value, must be previously approved by the Governmental Commission. Under the Strategic Industries Law, acquisition of 5% or more of the charter capital of a Strategic Company and implementation of pre-agreed transactions and other actions by a foreign investor or its group of entities require notification of the Russian authorities. The FAS is the federal executive authority for execution of control over making foreign investments in the Russian Federation. See “Item 3. Key Information — Risk Factors — Legal risks and uncertainties — Expansion of limitations on foreign investment in strategic sectors could affect our ability to attract and/or retain foreign investments” and “Item 4. Information on the Company — Regulatory Matters — The Strategic Industries Law.”

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

In July 2017, the Foreign Investments Law and the Strategic Industries Law were amended to restrict foreign investments. After July 18, 2017, any transaction involving acquisition of rights by a foreign investor in respect of any Russian enterprise may become subject to approval by the Commission on Control of Foreign Investments in Russia at the decision of the Russian Prime Minister. Furthermore, the notion of a foreign investor also includes Russian citizens possessing foreign nationality and legal entities which, though incorporated in Russia, are controlled by foreign investors. The amendments to the Strategic Industries Law which entered into force on July 1, 2017 also prohibit obtaining control over “strategic” enterprises or entering into transactions involving more than 25% of their fixed assets to companies incorporated in a country or territory included in the Ministry of Finance Register of Territories with Favorable Taxation System (“offshore companies”) or entities controlled by them.

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

On April 10, 2013, Mechel executed an amendment increasing the amount of the facility to 40.0 billion rubles (approximately $1.3 billion as of that date). The term of the facility was extended to five years and the covenants were amended. The proceeds were used to refinance existing indebtedness with VTB Bank as well as to refinance other obligations of the companies within our group (including redemption of ruble bonds).

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

Interest rate and interest period

Interest under the credit facility is payable monthly at the CBR key rate plus 1.5% per year. The lender may increase the interest rate by 1% per year if the borrower fails to meet certain obligations under the credit facility.

During the grace period, we apply payable interest rate for interest repayment. The remaining unpaid interest is being capitalized and paid on the final maturity date. Payable interest rate: 8.75% if our Net Borrowings/EBITDA ratio is equal to 6.01 or above; 9.50% if our Net Borrowings/EBITDA ratio is equal to or above 5.01 and less than 6.00; and 10.50% if our Net Borrowings/EBITDA ratio is equal to or above 4.01 and less than 5.00. If our Net Borrowings/EBITDA ratio is 4.00 or less, the accrued interest shall be paid in full.

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

Covenants and other matters

For the relevant period ending on December 31, 2017, we were not in compliance with certain non-financial covenants.

Under the credit facility agreement, Mechel group’s ratio of Net Borrowings to EBITDA shall not exceed 8.00:1 until December 31, 2017, 7.00:1 until December 31, 2018, 6.00:1 until December 31, 2019, 5.00:1 until December 31, 2020 and thereafter. Mechel group’s ratio of EBITDA to Net Interest Expense shall not be less than 1.50:1 until December 31, 2017, 1.75:1 until December 31, 2018, 2.00:1 until December 31, 2019, 2.25:1 until December 31, 2020 and thereafter. Financial covenants are tested semi-annually.

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

In December 2015, Southern Kuzbass Coal Company signed settlement agreements with Sberbank making all the debt due and payable to be further assigned to Gazprombank in the amount of 31.5 billion rubles. In April 2016, Southern Kuzbass Coal Company signed new settlement agreements with Sberbank which assigned part of the principal amount to Gazprombank. The principal in the total amount of $423.1 million (28.4 billion rubles as of April 12, 2016) and 3.1 billion rubles was assigned with $254.9 million remaining with Southern Kuzbass Coal Company. The overdue interest on ruble-denominated and U.S. dollar-denominated debt was added to the principal outstanding in the amount of 189.4 million rubles and $40.2 million, respectively. Part of the overdue interest and penalties remained with Southern Kuzbass Coal Company was capitalized with extended maturity similar to the principal outstanding. The rest of the overdue interest and penalties were paid in June 2016.

Interest rate and interest period

Under the U.S. dollar-denominated part of the credit lines, the interest is payable monthly at 3M LIBOR plus a margin of 7% per year. During the grace period, we apply payable interest rate for interest repayment. The remaining unpaid interest is being capitalized and paid on the final maturity date. Payable interest rate: 3M LIBOR+5% if our Total Borrowings/EBITDA ratio is above 6.01; 3M LIBOR+5.5% if our Total Borrowings/EBITDA ratio is above 5.01 and equal to or less than 6.01; and 3M LIBOR+6% if our Total Borrowings/EBITDA ratio is above 4.01 and equal to or less than 5.01. If our Total Borrowings/EBITDA ratio is 4.01 or less, the accrued interest shall be paid in full.

Under the ruble-denominated part of the credit lines, the interest is payable monthly at the CBR key rate plus 1.5% per year. The lender may change the interest rate to the CBR key rate plus 3.5% per year if our Total Borrowings/EBITDA ratio is 4.00 or less. During the grace period, we apply payable interest rate for interest repayment. The remaining unpaid interest is being capitalized and paid on the final maturity date. Payable interest rate: (key rate +1.5%)×0.6 if our Total Borrowings/EBITDA ratio is above 6.01; (key rate +1.5%)×0.7 if our Total Borrowings/EBITDA ratio is above 5.01 and equal to or less than 6.01; and (key rate +1.5%)×0.8 if our Total Borrowings/EBITDA ratio is above 4.01 and equal to or less than 5.01. If our Total Borrowings/EBITDA ratio is 4.01 or less, the accrued interest shall be paid in full. In all of the above cases, payable interest rate shall not be less than 8.75% per year.

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

Security

Starting from March 2016, the credit facilities share one security package with other Sberbank credit facilities: a pledge of 25%+1 share of Mechel Mining, a pledge of 25%+1 share of Beloretsk Metallurgical Plant, pledges of movable assets and mortgage over immovable assets of other Sberbank borrowers within Mechel group.

Covenants and other matters

For the relevant period ending on December 31, 2017, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreements, Mechel group’s ratio of Total Borrowings to EBITDA shall not exceed 5.5:1 as of December 31, 2017, 4.5:1 as of June 30, 2018 and December 31, 2018, 3.5:1 as of June 30, 2019 and December 31, 2019, 3.0:1 as of June 30, 2020 and thereafter. Mechel group’s ratio of EBITDA to Consolidated Financial Expense shall not fall below 1.5:1 as of December 31, 2017, 1.75:1 as of June 30, 2018 and December 31, 2018, 2.0:1 as of June 30, 2019 and December 31, 2019, 2.5:1 as of June 30, 2020 and thereafter.

The credit facility agreements contain certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreements are governed by Russian law.

Pre-Export Facility Agreements

General

On December 3, 2013, our subsidiaries Yakutugol and Southern Kuzbass Coal Company entered into amendment agreements to the existing $1.0 billion pre-export facility agreements (as amended and restated on December 4, 2012) with a syndicate of banks coordinated by ING Bank N.V., Société Générale and VTB Capital Plc. The amendments provide that the loan, which was entering the repayment phase in December 2013, is to be repaid in equal monthly installments until December 2016 following a grace period of 12 months ending in December 2014. The terms of the facility agreements are identical in all material aspects, except for the security provided under each facility. In December 2016, the final maturity under the facility agreements expired making all the debt due and we failed to repay it.

As of December 31, 2017, we had overdue principal in the amount of $1.0 billion (approximately 57.8 billion rubles) and overdue interest, including default interest, in the amount of $194.4 million (approximately 11.2 billion rubles) under these facility agreements. We have requested the banks to restructure the repayment schedule of the facilities in 2015 but so far no agreement has been reached. In February 2017, a number of lenders filed 14 requests for arbitration with the LCIA. See “Item 8. Financial Information — Litigation — Debt litigation.” In December 2017, we entered into a lock-up agreement with a majority of lenders in order to facilitate the restructuring.

Interest rate and interest period

Interest under the facilities is payable at 1M LIBOR plus a margin, or at a fixed rate that may be agreed with the lenders. Based on results for the period ending on December 31, 2012, the margin levels were reset during 2013 at 5.5% per year. The overdue principal bears interest rate of 1M LIBOR plus 7.5% per year.

Repayment and prepayments

The facility is repayable in equal monthly installments after a 12-month grace period ending in December 2014. The borrowers are entitled to prepay the loan subject to 10 business days’ prior notice to the syndicate of banks and certain other conditions specified in the credit facility agreements. Starting from December 2014, the borrowers have failed to pay the installments. In December 2016, the facility has matured without being repaid.

Guarantee

Yakutugol’s obligations under the credit facility agreement are guaranteed in full by Mechel, Mechel Mining, Mechel Carbon, Mechel Carbon Singapore as well as by Southern Kuzbass Coal Company and Korshunov Mining Plant (for Southern Kuzbass Coal Company and Korshunov Mining Plant in the amount of up to 2% of the value of their total assets as determined under the Russian accounting standards).

Southern Kuzbass Coal Company’s obligations under the credit facility agreement are guaranteed in full by Mechel, Mechel Mining, Mechel Carbon, Mechel Carbon Singapore and Yakutugol, as well as by Korshunov Mining Plant (for the latter in the amount of up to 2% of the value of its total assets as determined under the Russian accounting standards).

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

Covenants and other matters

Although the credit facilities matured in December 2016, they have not been repaid or restructured, thus the new set of non-financial covenants as well as the new ratios of financial covenants for the future periods were not agreed and implemented into the documentation.

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

As of December 31, 2017, the principal amount outstanding under the facility was $154.9 million and €154.7 million (in aggregate approximately 19.6 billion rubles), with overdue principal in the amount of $98.6 million and €77.3 million (in aggregate approximately 11.0 billion rubles) and overdue interest in the amount of $14.5 million and €3.3 million (in aggregate approximately 1.1 billion rubles). We hold negotiations with the lenders on the restructuring of the facility.

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

Security

The borrower’s obligations under the credit facility agreement are secured by a pledge of 20% of shares of Chelyabinsk Metallurgical Plant. The borrower has also granted security over certain of its assets, including real estate and equipment to secure its obligations.

Covenants and other matters

For the relevant period ending on December 31, 2017, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreement, Mechel’s ratio of Net Borrowings to EBITDA shall not exceed 5.8:1 as of December 31, 2017 and thereafter, provided that if during any period the ratio of Net Borrowings to EBITDA is 3.0:1 or less, then the ratio of 3.0:1 continues to apply thereafter. Mechel’s ratio of EBITDA to Net Interest Expense shall not fall below 2.0:1 as of December 31, 2017 and thereafter. Mechel’s shareholder equity shall be equal to or exceed $3.0 billion.

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

The borrower may not, without prior consent from the lenders, enter into any amalgamation, demerger, merger or reorganization except an intra-group reorganization on a solvent basis.

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

In June 2016, we signed amendments to the credit facility agreements under which accrued and unpaid interests in the amount of 3.9 billion rubles were capitalized. We repaid this amount and interest accrued on it during the period from April 15, 2017 to March 30, 2018.

Interest rate and interest period

Starting from the effective date, the interest under the credit facilities is payable monthly at the CBR key rate plus 1.5% per year.

During the grace period, we apply payable interest rate for interest repayment. The remaining unpaid interests are being capitalized and paid in accordance with the principal repayment schedule. Payable interest rate: 8.75% if our Total Borrowings/EBITDA ratio is equal to 6.01 or above; 9.50% if our Total Borrowings/EBITDA ratio is equal to or above 5.01 and less than 6.00; and 10.50% if our Total Borrowings/EBITDA ratio is equal to or above 4.01 and less than 5.00. If our Total Borrowings/EBITDA ratio is 4.00 or less, the accrued interest shall be paid in full. In all of the above cases, payable interest rate shall not exceed the CBR key rate plus 1.5% per year.

Repayment and prepayments

The final maturity date is April 20, 2022. Repayment is to be made in equal monthly installments starting from February 17, 2020. The borrowers may prepay the loans in full or in part with a 30 day prior notice to the lender.

Guarantee

The borrowers’ obligations are guaranteed by Mechel Mining, Mechel Carbon, Korshunov Mining Plant, Urals Stampings Plant, Chelyabinsk Metallurgical Plant, Mechel and cross guarantee between Southern Kuzbass Coal Company and Yakutugol.

Security

Yakutugol’s obligations under the credit facility agreement are secured by a pledge of 25%+1 share in each of Korshunov Mining Plant, Port Posiet, Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and

Urals Stampings Plant, 45%+1 share of Southern Kuzbass Coal Company, 50%+1 share of Yakutugol, 25%+1 share of Mechel Mining and 25% of registered capital of Port Temryuk, as well as 33.3% of common shares of Izhstal.

Southern Kuzbass Coal Company’s obligations under the credit facility agreement are secured by a pledge of 25%+1 share in each of Korshunov Mining Plant, Port Posiet and Beloretsk Metallurgical Plant, 45%+1 share of Southern Kuzbass Coal Company, 50%+1 share in each of Yakutugol and Urals Stampings Plant, 25%+1 share of Mechel Mining and 25% of registered capital in each of Port Temryuk and Bratsk Ferroalloy Plant, as well as 33.3% of common shares of Izhstal.

In March 2016, we mortgaged the Ulak-Elga rail line under the credit facility agreements.

Covenants and other matters

For the relevant period ending on December 31, 2017, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreements, Mechel group’s ratio of Total Borrowings to EBITDA shall not exceed 5.5:1 in 2017, 4.5:1 in 2018, 3.5:1 in 2019 and 3.0:1 in 2020. Mechel group’s ratio of EBITDA to Consolidated Financial Expense shall not be less than 1.50:1 in 2017, 1.75:1 in 2018, 2.0:1 in 2019 and 2.5:1 in 2020. During the period from 2017 to 2020, we also have to comply with the ratios of Cash flow from operating activities to EBITDA and EBITDA to Revenues at the levels of 80% and 20%, respectively.

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

In June 2016, we signed amendments to the credit facility agreements under which accrued and unpaid interests in the amount of 6.4 billion rubles were capitalized. We repaid this amount and interest accrued on it during the period from April 15, 2017 to March 30, 2018.

Interest rate and interest period

Starting from the effective date, the interest under the credit facilities is payable monthly at the CBR key rate plus 1.5% per year.

During the grace period, we apply payable interest rate for interest repayment. The remaining unpaid interests are being capitalized and paid in accordance with the principal repayment schedule. Payable interest rate: 8.75% if our Total Borrowings/EBITDA ratio is equal to 6.01 or above; 9.50% if our Total Borrowings/EBITDA ratio is equal to or above 5.01 and less than 6.00; and 10.50% if our Total Borrowings/EBITDA ratio is equal to or above 4.01 and less than 5.00. If our Total Borrowings/EBITDA ratio is 4.00 or less, the accrued interest shall be paid in full. In all of the above cases, payable interest rate shall not exceed the CBR key rate plus 1.5% per year.

Repayment and prepayments

The final maturity date is April 20, 2022. Repayment is to be made in equal monthly installments starting from February 17, 2020. The borrowers may prepay the loans in full or in part with a 10 day prior notice to the lender.

Guarantee

The borrowers’ obligations are guaranteed by Mechel Mining, Mechel Carbon, Korshunov Mining Plant, Urals Stampings Plant, Chelyabinsk Metallurgical Plant, Mechel and cross guarantee between Southern Kuzbass Coal Company and Yakutugol.

Security

Yakutugol’s obligations under the credit facility agreement are secured by a pledge of 25%+1 share in each of Korshunov Mining Plant, Port Posiet, Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and Urals Stampings Plant, 45%+1 share of Southern Kuzbass Coal Company, 50%+1 share of Yakutugol, 25%+1 share of Mechel Mining and 25% of registered capital of Port Temryuk, as well as 33.3% of common shares of Izhstal.

Southern Kuzbass Coal Company’s obligations under the credit facility agreement are secured by a pledge of 25%+1 share in each of Korshunov Mining Plant, Port Posiet and Beloretsk Metallurgical Plant, 45%+1 share of Southern Kuzbass Coal Company, 50%+1 share in each of Yakutugol and Urals Stampings Plant, 25%+1 share of Mechel Mining and 25% of registered capital in each of Port Temryuk and Bratsk Ferroalloy Plant, as well as 33.3% of common shares of Izhstal.

In March 2016, we mortgaged the Ulak-Elga rail line under the credit facility agreements.

Covenants and other matters

For the relevant period ending on December 31, 2017, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreements, Mechel group’s ratio of Total Borrowings to EBITDA shall not exceed 5.5:1 in 2017, 4.5:1 in 2018, 3.5:1 in 2019 and 3.0:1 in 2020. Mechel group’s ratio of EBITDA to Consolidated Financial Expense shall not be less than 1.50:1 in 2017, 1.75:1 in 2018, 2.0:1 in 2019 and 2.5:1 in 2020. During the period from 2017 to 2020, we also have to comply with the ratios of Cash flow from operating activities to EBITDA and EBITDA to Revenues at the levels of 80% and 20%, respectively.

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

Russian resident holders

Shares

Dividends paid to a Russian resident holder of the shares that is a Russian organization or an individual will be generally subject to Russian withholding tax at the rate of 13%. Dividends received by Russian organizations are subject to withholding tax at the rate of 0% provided that the recipient organization constantly owns for a period of 365 calendar days or more at least 50% of participation shares in the share capital of the paying organization or share depositary receipts qualifying for dividends equal to at least 50% of the total amount of dividends paid by the organization. However, it is difficult to predict how the Russian tax authorities may interpret the conditions listed above. Therefore, there can be no assurance that the 0% withholding tax rate will apply.

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

At the same time, Russian legislation does not contain a specific list of documents that can be used as a confirmation of both the actual right to receive income and the actual residence of the foreign organization, thereby admitting their ambiguous interpretation which may lead to an additional tax burden for the foreign organization.

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

This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to investors in light of their particular circumstances, such as investors subject to special tax rules (including, without limitation: (i) financial institutions; (ii) insurance companies; (iii) dealers in stocks, securities, or currencies or notional principal contracts; (iv) regulated investment companies; (v) real estate investment trusts; (vi) tax-exempt organizations; (vii) partnerships, pass-through entities, or persons that hold shares or ADSs through pass-through entities; (viii) holders that are not U.S. Holders; (ix) holders that own (directly, indirectly or constructively) 10% or more of our stock (by vote or value); (x) investors that hold shares or ADSs as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes; (xi) investors that have a functional currency other than the U.S. dollar; (xii) persons subject to special tax accounting rules as a result of any item of gross income with respect to the shares or ADSs being taken into account in an applicable financial statement; and (xiii) U.S. expatriates and former long-term residents of the United States), all of whom may be subject to tax rules that differ significantly from those summarized below. This summary does not address tax consequences applicable to holders of equity interests in a holder of the shares or ADSs, including, but not limited to, U.S. federal estate, gift or alternative minimum tax considerations, or non-U.S., state or local tax considerations. This summary only addresses investors that will acquire shares or ADSs in an original offering, and it assumes that investors will hold their shares or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment).

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

For U.S. foreign tax credit purposes, a dividend distribution will be treated as foreign source income and will generally be classified as “passive category income.” Additionally, a U.S. Holder who does not elect to claim a foreign tax credit may instead be eligible to claim a deduction for U.S. federal income tax purposes in respect of Russian withholding tax, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules relating to the determination of the U.S. foreign tax credit, or deduction in lieu of the U.S. foreign tax credit, are complex and U.S. Holders should consult their tax advisers with respect to those rules.

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

Passive foreign investment company status

A non-U.S. company is a passive foreign investment company (“PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (1) at least 75% of its gross income is passive income or (2) at least 50% of the average value of its assets (based on an average of the quarterly values of the assets) is attributable to assets that produce or are held to produce passive income. We believe that for U.S. federal income tax purposes, we were not a PFIC for the taxable year ending in 2017. However, the PFIC determination is made annually and may involve facts that are not within our control. In addition, there are special requirements that apply to income from the sale and ownership of commodities that need to be satisfied in order for amounts attributable to commodities to be treated as non-passive. If we were classified as a PFIC at any time that you hold our ADSs and shares, you may be subject to materially adverse U.S. federal income tax consequences compared to an investment in a company that is not considered a PFIC, including being subject to greater amounts of U.S. tax on distributions and gains on the sale or disposition of the ADSs and shares as well as being subject to additional U.S. tax filing requirements. Additionally, dividends paid by the company to non-corporate U.S. holders would not be eligible for the special reduced rate of tax described above under “Taxation of dividends on shares or ADSs.” You should consult your tax advisers as to the consequences of an investment in a PFIC.

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

Glossary

Blast furnace: A towering cylinder lined with heat-resistant (refractory) bricks, used by integrated steel mills to smelt pig iron from ore. Its name comes from the “blast” of hot air and gases forced up through the iron ore, coke and fluxing additions that load the furnace.

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

In the past we entered into forward transactions to buy U.S. dollars for euros to hedge our exposure to movements in foreign currency exchange rates arising in relation to euro-denominated accounts receivable of our trading subsidiaries. These derivatives were not designated as hedging contracts for accounting purposes. As of December 31, 2017, we did not have any forward transactions.

We are exposed to movements in the U.S. dollar and euro exchange rates relative to the Russian ruble, our reporting currency. The following table sets forth our monetary assets and liabilities by currency as of December 31, 2017.

	U.S. Dollar	Euro
	(In millions of Russian rubles)
Non-current assets	—	—
Long-term financial assets	—	—

Current assets	829	746
Receivables	111	711
Shor-term financial assets	—	—
Cash and cash equivalents	718	35

Long-term liabilities	—	(88)
Long-term loans and borrowings	—	—
Long-term payables	—	—
Long-term finance lease liability	—	(88)

Short-term liabilities	(118,677)	(27,399)
Short-term loans and borrowings	(112,277)	(25,304)
Short-term payables	(5,614)	(2,064)
Short-term finance lease liability	(786)	(31)

Interest Rate Risk

Interest rate risk is the risk that changes in floating interest rates will adversely impact our financial results. As of December 31, 2017, 2016 and 2015, the shares of the borrowings with floating rates in the total amount of the borrowings were 95% (including MosPrime — 0.03%, the CBR key rate — 66%, LIBOR, EURIBOR and others — 29%), 91% (including MosPrime — 0.1%, the CBR key rate — 62%, LIBOR, EURIBOR and others — 29%) and 53% (including MosPrime — 0.2%, the CBR key rate — 14%, LIBOR, EURIBOR and others — 39%), respectively.

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

	Increase/decrease in MosPrime and the CBR key rate (%)	Effect on profit before tax (In millions of Russian rubles)	Increase/decrease in LIBOR (%)	Effect on profit before tax (In millions of Russian rubles)	Increase/decrease in EURIBOR (%)	Effect on profit before tax (In millions of Russian rubles)
2015
	+6%	3,312	+0.5%	662	+0.25%	62
	–5%	(2,760)	–0.12%	(159)	–0.25%	(62)

2016
	+2%	4,943	+0.6%	736	+0.12%	28
	–4%	(9,887)	–0.08%	(98)	–0.08%	(19)

2017
	+1%	2,744	+0.48%	500	+0.04%	8
	–2%	(5,488)	–0.24%	(250)	–0.08%	(16)

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

Depositary Payments for 2017, 2016 and 2015

In consideration for its appointment as depositary, DBTCA agreed to reimburse us for costs of the maintenance of our ADS programs and of ADS-programs related investor relations activities. For the years ended December 31, 2016 and 2015, DBTCA reimbursed us $826 thousand and $1.8 million, respectively, in regard to our common ADS-program. We have not yet received reimbursement in regard to our common ADS-program for the year ended December 31, 2017. For the years ended December 31, 2017, 2016 and 2015, DBTCA reimbursed us $121 thousand, $234 thousand and $419 thousand, respectively, in regard to our preferred ADS-program.

In addition, for the years ended December 31, 2017, 2016 and 2015, DBTCA made the following payments on our behalf in relation to our ADS programs:

	Payment (In U.S. dollars) For the Year Ended December 31,
Category	2017	2016	2015
NYSE listing fees	93,146	150,189	91,888
Proxy solicitation expenses	—	178,010	—
ADS holder identification expenses	18,000	9,000	—
Full targeting project	—	—	—
Perception study	—	—	—
BD corporate	—	—	11,000

Total	111,146	337,199	102,888

In addition, DBTCA waived the cost of various ADR program-related support services that it provided to us in 2017, 2016 and 2015. DBTCA had valued these services at $412,500 per annum for common ADSs when DBTCA was re-appointed in 2014 and $160,000 per annum for preferred ADSs when DBTCA was appointed in 2015. The volume of the costs that DBTCA agrees to waive may vary depending on the depositary receipt program size within particular year. Under certain circumstances, including early termination of the appointment of DBTCA, we would be required to repay to DBTCA some or all of the payments made to us or on our behalf (including fees waived by it) since its appointment.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

As of April 5, 2018, we did not pay amounts due in respect of principal and interest under certain of our loan agreements and several of our lease agreements and were in breach of certain financial and non-financial covenants under our credit facilities. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Restrictive Covenants” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Our failure to comply with the payment and other obligations in our credit facilities caused some of our creditors to accelerate amounts due under their loan agreements and such failure, or like failure in the future, may cause the acceleration of our other outstanding debt, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — If we are unable to restructure all of our indebtedness or fail to comply with the new terms of the restructured indebtedness, our lenders may claim for accelerated repayment, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We have a substantial amount of outstanding indebtedness with restrictive financial covenants and most shares and assets in our subsidiaries are pledged” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — If we fail to fulfill payment obligations under the group’s lease agreements, our lessors may require the return of the leased assets, which could materially adversely affect our business, financial condition, results of operations and prospects.”

The table below summarizes the payment defaults, cross-defaults and other covenant breaches under our main facility agreements:

	Non-payment of principal or interest (yes/no)	Cross-default (yes/no)	Breach of financial covenants(1) (yes/no)	Breach of non- financial covenants(1) (yes/no)
VTB Bank	no	yes	no	yes
Sberbank	no	yes	yes	yes
Gazprombank	no	yes	yes	yes
Pre-Export Facilities from a Syndicate of Banks	yes	yes	yes	yes
Universal Rolling Mill Facility Agreement	yes	yes	yes	yes
Other(2)	yes	yes	yes	yes

(1)	The breaches provided in this table are as of December 31, 2017.
(2)	Includes other loan agreements and lease agreements.

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

The failure to pay amounts due, the non-compliance with financial and non-financial covenants and the triggering of the cross-default provisions resulted in the reclassification of our group’s long-term debt into short-term liabilities in the amount of RUB 284,156 million as of December 31, 2017. In addition, cross-default provisions resulted in the reclassification of the long-term finance lease liability of RUB 3,898 million into short-term finance lease liabilities as of December 31, 2017.

Payment Defaults

The sections below summarize details of payment defaults under our main credit facilities, including principal amounts outstanding as of April 5, 2018, as well as briefly describe outstanding amounts under certain lease agreements with respect to which we have failed to meet payment obligations. Figures included in these sections are subject to change, including as a result of reconciliation with creditors, changes in exchange rates, additional charges invoiced, default interest and/or other penalty accruals, ongoing restructuring negotiations or any present or future proceedings (including litigations and arbitrations described in “Item 8. Financial Information — Litigation — Debt litigation”) related to our indebtedness or to our restructuring plans. Consequently, the figures stated herein do not constitute an acknowledgement of any obligation on our part to pay such amounts.

As of April 5, 2018, the total amount in default for failure to pay principal or interest under our credit facilities and several of our lease agreements was approximately 83.4 billion rubles. Conversion from U.S. dollars and euros into rubles is made using the CBR exchange rate on April 5, 2018. The amounts provided below do not include various fines, surcharges and penalty fees, unless otherwise noted.

Pre-Export Facilities from a Syndicate of Banks

Pre-Export Facility Agreements for Yakutugol and Southern Kuzbass Coal Company from a syndicate of banks coordinated by ING Bank N.V., Société Générale and VTB Capital Plc — the principal amount outstanding was $1.0 billion (approximately 58.0 billion rubles), including overdue principal in the amount of $1.0 billion (approximately 58.0 billion rubles). In addition, the amount of overdue interest, including default interest, was $198.5 million (approximately 11.5 billion rubles).

Universal Rolling Mill Facility Agreement

Facility Agreement for Chelyabinsk Metallurgical Plant from BNP Paribas, Gazprombank and UniCredit — the principal amount outstanding was $154.9 million and €154.7 million (in aggregate approximately 19.9 billion rubles), including overdue principal in the amount of $112.6 million and €88.4 million (in aggregate approximately 12.8 billion rubles). In addition, the amount of overdue interest was $14.5 million and €3.3 million (in aggregate approximately 1.1 billion rubles).

Leasing

All overdue debt under our lease agreements amounted to 55.6 million rubles, including overdue lease payments to Caterpillar Financial OOO in the amount of $883.0 thousand (approximately 51.0 million rubles).

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

Based on the evaluation of our disclosure controls and procedures in place as of December 31, 2017, our controls and procedures were recognized effective.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2017 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control — Integrated Framework” (2013). Based on the assessment, our management believes our company maintained effective internal control over financial reporting as of December 31, 2017.

Ernst & Young LLC, an independent registered public accounting firm, has audited our consolidated financial statements and has also issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2017, a copy of which appears below.

(c)	Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Mechel PAO

Opinion on Internal Control over Financial Reporting

We have audited Mechel PAO and subsidiaries’ (hereinafter referred to as the “Group”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework),” (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of December 31, 2017 and 2016, and the related consolidated statements of profit (loss) and other comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes, and our report dated April 5, 2018 expressed an unqualified opinion thereon that included an explanatory paragraph regarding the Group’s ability to continue as a going concern.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definitions and Limitations of Internal Control over Financial Reporting

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

/s/ Ernst & Young LLC

Moscow, Russia

April 5, 2018

(d)	Remediation Activities and Changes in Internal Control over Financial Reporting

We undertook the following efforts in 2017 to address the material weakness, identified by us in 2016, that we have determined to be a material change in our internal control over financial reporting.

We failed to operate effective controls over the IFRS financial statements close process.

In order to remediate this material weakness, we have performed the following actions:

•	continued improving formalization and detailed description of the processes and controls, as well as strengthening review controls over the financial information provided for the purposes of IFRS transformation at the level of each legal entity;

•	continued to closer align local GAAP and the Group’s IFRS accounting policies and invest additional time in executing review controls and increasing the degree of automation in the IFRS financial statements close process;

•	enhanced trainings for accounting professionals and continued recruiting qualified employees; and

•	continued to modify the design of the review controls over the information submitted by our subsidiaries in areas, where errors were detected in prior periods.

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

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Georgy Petrov, Chairman of our Audit Committee, is an “audit committee financial expert.” Mr. Petrov is independent in accordance with SEC Rule 10A-3. For a description of Mr. Petrov’s experience, see “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.”

Item 16B. Code of Ethics

We have adopted a code of business conduct and ethics that applies to our directors, officers and employees. It is available at www.mechel.com and www.mechel.ru. Hard copies of our code of business conduct and ethics are available free of charge to any person upon request. In order to request a hard copy, please send an inquiry to ir@mechel.com indicating postal address to which the hard copies should be sent and a contact person. No amendments were made to our code of business conduct and ethics in 2017.

Item 16C. Principal Accountant Fees and Services

Ernst & Young LLC has served as our independent registered public accountants for each of the fiscal years in the three year period ended December 31, 2017, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young LLC in 2017 and 2016, respectively.

	Year Ended December 31,
	2017	2016
	(In millions of Russian rubles, net of VAT)
Audit Fees	120.0	128.4
Audit-related Fees	0.4	2.8
Tax Fees	0.8	0.6
Other Fees	—	—

Total	121.2	131.8

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

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required that we implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of Ernst & Young LLC for all audit and non-audit services, including tax services. All audit, audit-related and tax services rendered by Ernst & Young LLC in 2017 were approved by the Audit Committee before Ernst & Young LLC was engaged for such services. No services of any kind were approved pursuant to a waiver permitted pursuant to 17 CFR 210.2-01(c)(7)(i)(C).

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not repurchase any of our shares, GDSs or ADSs in 2017.

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

PART III

Item 17. Financial Statements

See instead “Item 18. Financial Statements.”

Item 18. Financial Statements

The following financial statements, together with the report of Ernst & Young LLC, are filed as part of this annual report on Form 20-F.

Item 19. Exhibits

Exhibit No.	Description

1.1	Charter of Mechel PAO (new version) registered on July 14, 2017 (English translation).

4.1	Amendment Agreement No. 4 dated April 10, 2013 to Facility Agreement No. 2640 dated December 27, 2010 by and between VTB Bank (open joint stock company) and Mechel OAO (English translation) is incorporated herein by reference to Exhibit 4.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.2	Amendment Agreement No. 5 dated February 7, 2014 to Facility Agreement No. 2640 dated December 27, 2010 by and between VTB Bank (open joint stock company) and Mechel OAO (English translation) is incorporated herein by reference to Exhibit 4.2 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.3	Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.3 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.4	Amending Agreement No. 1 dated December 5, 2012 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.4 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.5	Novation Agreement No. 5593 dated December 5, 2012 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.5 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.6	Amending Agreement No. 2 dated August 9, 2013 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.6 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.7	Amending Agreement No. 3 dated September 27, 2013 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.7 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.8	Amending Agreement No. 4 dated December 19, 2013 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.8 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.9	Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.9 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibit No.	Description

4.10	Amending Agreement No. 1 dated December 27, 2012 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.10 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.11	Amending Agreement No. 2 dated March 4, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.11 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.12	Novation Agreement No. 5594 dated March 4, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.12 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.13	Amending Agreement No. 3 dated August 9, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.13 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.14	Amending Agreement No. 4 dated September 27, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.14 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.15	Amending Agreement No. 5 dated December 19, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.15 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.16	Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.16 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.17	Novation Agreement No. 8507 dated October 9, 2012 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.17 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.18	Amending Agreement No. 1 dated December 27, 2012 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.18 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibit No.	Description

4.19	Amending Agreement No. 2 dated August 9, 2013 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.19 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.20	Amending Agreement No. 3 dated September 27, 2013 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.20 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.21	Amending Agreement No. 4 dated December 19, 2013 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.21 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.22	Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.22 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.23	Novation Agreement No. 8508 dated October 9, 2012 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.23 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.24	Amending Agreement No. 1 dated December 27, 2012 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.24 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.25	Amending Agreement No. 2 dated August 9, 2013 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.25 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.26	Amending Agreement No. 3 dated September 27, 2013 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.26 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.27	Amending Agreement No. 4 dated December 19, 2013 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.27 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibit No.	Description

4.28	Amendment and Restatement Agreement dated December 4, 2012 made between Southern Kuzbass Coal Company Open Joint Stock Company and the Mandated Lead Arrangers, the Original Lenders, the New Lenders, the Facility Agent, the Security Agent, the Joint & Several Creditor, the Original Special Rate Providers and the Special Rate Agent is incorporated herein by reference to Exhibit 4.28 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.29	Amendment Agreement dated December 3, 2013 made between Southern Kuzbass Coal Company Open Joint Stock Company and the Facility Agent is incorporated herein by reference to Exhibit 4.29 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.30	Amendment and Restatement Agreement dated December 4, 2012 made between OJSHC Yakutugol and the Mandated Lead Arrangers, the Original Lenders, the New Lenders, the Facility Agent, the Security Agent, the Joint & Several Creditor, the Original Special Rate Providers and the Special Rate Agent is incorporated herein by reference to Exhibit 4.30 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.31	Amendment Agreement dated December 3, 2013 made between OJSHC Yakutugol and the Facility Agent is incorporated herein by reference to Exhibit 4.31 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.32	Credit Facility Agreement No. 110100/1400 dated March 12, 2014 between the State Corporation “Bank for Development and Foreign Economic Affairs (Vnesheconombank)” and the Elgaugol OOO (English translation) is incorporated herein by reference to Exhibit 4.32 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.33	Credit Facility Agreement No. 110100/1401 dated March 12, 2014 between the State Corporation “Bank for Development and Foreign Economic Affairs (Vnesheconombank)” and the Elgaugol OOO (English translation) is incorporated herein by reference to Exhibit 4.33 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.34	Amendment Agreement No. 6 dated May 14, 2014 to Facility Agreement No. 2640 dated December 27, 2010 by and between VTB Bank (open joint stock company) and Mechel OAO (English translation) is incorporated herein by reference to Exhibit 4.34 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.35	Amending Agreement No. 5 dated October 31, 2014 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.35 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

4.36	Amending Agreement No. 6 dated October 31, 2014 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.36 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

Exhibit No.	Description

4.37	Amending Agreement No. 5 dated October 31, 2014 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.37 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

4.38	Amending Agreement No. 5 dated October 31, 2014 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.38 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

4.39	Facilities Agreement dated September 15, 2010 made between Chelyabinsk Metallurgical Plant OAO and BNP Paribas S.A. is incorporated herein by reference to Exhibit 4.39 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.40	Deed of Amendment between Chelyabinsk Metallurgical Plant OAO and BNP Paribas S.A. dated March 6, 2012; Deed of Amendment between Chelyabinsk Metallurgical Plant OAO and BNP Paribas S.A. dated June 21, 2013; Deed of Amendment between Chelyabinsk Metallurgical Plant OAO and BNP Paribas S.A. dated June 21, 2013 is incorporated herein by reference to Exhibit 4.40 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.41	Additional Agreement No. 7 dated September 9, 2015 to Credit Agreement No. 2640 dated December 27, 2010 between VTB Bank (Public Joint Stock Company) and Mechel Open Joint Stock Company (English translation) is incorporated herein by reference to Exhibit 4.41 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.42	Amicable Agreement dated December 18, 2015 to Non-Revolving Credit Facility Agreement No. 5593 dated October 9, 2012 and Novation Agreement No. 5593 dated December 5, 2012 between Southern Kuzbass Coal Company OAO and Sberbank PJSC (English translation); Additional Agreement No. 7 dated March 4, 2016 to Non-Revolving Credit Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.42 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.43	Amicable Agreement dated December 18, 2015 to Non-Revolving Credit Facility Agreement No. 5594 dated October 9, 2012 and Novation Agreement No. 5594 dated March 4, 2013 between Southern Kuzbass Coal Company OAO and Sberbank PJSC (English translation); Additional Agreement No. 8 dated March 4, 2016 to Non-Revolving Credit Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.43 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.44	Amicable Agreement dated December 18, 2015 to Non-Revolving Credit Facility Agreement No. 8507 dated October 9, 2012 and Novation Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank PJSC (English translation); Additional Agreement No. 6 dated March 4, 2016 to Non-Revolving Credit Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.44 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibit No.	Description

4.45	Amicable Agreement dated December 18, 2015 to Non-Revolving Credit Facility Agreement No. 8508 dated October 9, 2012 and Novation Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank PJSC (English translation); Additional Agreement No. 6 dated March 4, 2016 to Non-Revolving Credit Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.45 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.46	Additional agreement No. 2 dated August 20, 2015 to Credit Facility Agreement No. 226/12-B dated April 27, 2012 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.46 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.47	Additional agreement No. 1 dated December 25, 2015 to Additional Agreement No. 2 to Credit Facility Agreement No. 226/12-B dated April 27, 2012 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.47 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.48	Additional agreement No. 2 dated August 20, 2015 to Credit Facility Agreement No. 227/12-B dated April 27, 2012 between Southern Kuzbass Coal Company Open Joint Stock Company and Gazprombank (Joint Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.48 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.49	Additional agreement No. 1 dated December 24, 2015 to Additional Agreement No. 2 to Credit Facility Agreement No. 227/12-B dated April 27, 2012 between Southern Kuzbass Coal Company Open Joint Stock Company and Gazprombank (Joint Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.49 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.50	Additional agreement No. 1 dated August 28, 2015 to Credit Facility Agreement No. 84/13-B dated April 26, 2013 between Southern Kuzbass Coal Company Open Joint Stock Company and Gazprombank (Joint Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.50 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.51	Additional agreement No. 1 dated December 25, 2015 to Additional Agreement No. 1 to Credit Facility Agreement No. 84/13-B dated April 26, 2013 between Southern Kuzbass Coal Company Open Joint Stock Company and Gazprombank (Joint Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.51 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.52	Additional agreement No. 1 dated August 28, 2015 to Credit Facility Agreement No. 85/13-B dated April 26, 2013 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.52 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibit No.	Description

4.53	Additional agreement No. 1 dated December 25, 2015 to Additional Agreement No. 1 to Credit Facility Agreement No. 85/13-B dated April 26, 2013 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.53 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.54	Additional Agreement No. 8 dated March 31, 2016 on amendment of certain terms and conditions of Non-Revolving Credit Facility Agreement No. 5593 dated October 9, 2012 and Additional Agreement No. 7 dated March 4, 2016 to Non-Revolving Credit Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.54 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.55	Additional Agreement No. 9 dated March 31, 2016 on amendment of certain terms and conditions of Non-Revolving Credit Facility Agreement No. 5594 dated October 9, 2012 and Additional Agreement No. 8 dated March 4, 2016 to Non-Revolving Credit Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.55 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.56	Additional Agreement No. 7 dated March 31, 2016 on amendment of certain terms and conditions of Non-Revolving Credit Facility Agreement No. 8507 dated October 9, 2012 and Additional Agreement No. 6 dated March 4, 2016 to Non-Revolving Credit Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.56 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.57	Additional Agreement No. 7 dated March 31, 2016 on amendment of certain terms and conditions of Non-Revolving Credit Facility Agreement No. 8508 dated October 9, 2012 and Additional Agreement No. 6 dated March 4, 2016 to Non-Revolving Credit Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.57 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.58	Amicable Agreement dated April 13, 2016 to Non-Revolving Credit Facility Agreement No. 5593 dated October 9, 2012 and Novation Agreement No. 5593 dated December 5, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.58 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.59	Amicable Agreement dated April 13, 2016 to Non-Revolving Credit Facility Agreement No. 5594 dated October 9, 2012 and Novation Agreement No. 5594 dated March 4, 2013 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.59 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.60	Amicable Agreement dated April 13, 2016 to Non-Revolving Credit Facility Agreement No. 8507 dated October 9, 2012 and Novation Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.60 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibit No.	Description

4.61	Amicable Agreement dated April 13, 2016 to Non-Revolving Credit Facility Agreement No. 8508 dated October 9, 2012 and Novation Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.61 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.62	Supplemental Agreement No. 8 dated December 23, 2016 to Credit Agreement No. 2640 dated December 27, 2010 between VTB Bank (Public Joint Stock Company) and Mechel Public Joint Stock Company (English translation) is incorporated herein by reference to Exhibit 4.62 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.63	Supplemental Agreement No. 11 dated December 9, 2016 to Non-Revolving Credit Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.63 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.64	Supplemental Agreement No. 12 dated December 9, 2016 to Non-Revolving Credit Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.64 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.65	Supplemental Agreement No. 10 dated December 9, 2016 to Non-Revolving Credit Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.65 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.66	Supplemental Agreement No. 10 dated December 9, 2016 to Non-Revolving Credit Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.66 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.67	Supplemental Agreement No. 3 dated June 15, 2016 to Credit Facility Agreement No. 226/12-B dated April 27, 2012 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.67 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.68	Supplemental Agreement No. 4 dated December 28, 2016 to Credit Facility Agreement No. 226/12-B dated April 27, 2012 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.68 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.69	Supplemental Agreement No. 3 dated June 16, 2016 to Credit Facility Agreement No. 227/12-B dated April 27, 2012 between Southern Kuzbass PAO and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.69 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

Exhibit No.	Description

4.70	Supplemental Agreement No. 4 dated December 28, 2016 to Credit Facility Agreement No. 227/12-B dated April 27, 2012 between Southern Kuzbass PAO and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.70 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.71	Supplemental Agreement No. 2 dated June 16, 2016 to Credit Facility Agreement No. 84/13-B dated April 26, 2013 between Southern Kuzbass PAO and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.71 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.72	Supplemental Agreement No. 3 dated December 28, 2016 to Credit Facility Agreement No. 84/13-B dated April 26, 2013 between Southern Kuzbass PAO and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.72 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.73	Supplemental Agreement No. 2 dated June 15, 2016 to Credit Facility Agreement No. 85/13-B dated April 26, 2013 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.73 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.74	Supplemental Agreement No. 3 dated December 28, 2016 to Credit Facility Agreement No. 85/13-B dated April 26, 2013 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.74 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.75	Supplemental Agreement No. 5 dated April 6, 2017 to Credit Facility Agreement No. 226/12-B dated April 27, 2012 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.75 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.76	Supplemental Agreement No. 5 dated April 6, 2017 to Credit Facility Agreement No. 227/12-B dated April 27, 2012 between Southern Kuzbass PAO and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.76 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.77	Supplemental Agreement No. 4 dated April 6, 2017 to Credit Facility Agreement No. 84/13-B dated April 26, 2013 between Southern Kuzbass PAO and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.77 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.78	Supplemental Agreement No. 4 dated April 6, 2017 to Credit Facility Agreement No. 85/13-B dated April 26, 2013 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.78 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

Exhibit No.	Description

4.79	Amendment Agreement No. 12 dated October 30, 2017 on Making Amendments to Certain Provisions of Non-revolving Facility Agreement No. 5593 dated October 9, 2012 and of Amendment Agreement No. 7 dated March 4, 2016 to Non-revolving Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation).

4.80	Amendment Agreement No. 13 dated October 30, 2017 on Making Amendments to Certain Provisions of Non-revolving Facility Agreement No. 5594 dated October 9, 2012 and of Amendment Agreement No. 8 dated March 4, 2016 to Non-revolving Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation).

4.81	Amendment Agreement No. 11 dated October 30, 2017 on Making Amendments to Certain Provisions of Non-revolving Facility Agreement No. 8507 dated October 9, 2012 and of Amendment Agreement No. 6 dated March 4, 2016 to Non-revolving Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation).

4.82	Amendment Agreement No. 11 dated October 30, 2017 on Making Amendments to Certain Provisions of Non-revolving Facility Agreement No. 8508 dated October 9, 2012 and of Amendment Agreement No. 6 dated March 4, 2016 to Non-revolving Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation).

4.83	Amendment Agreement No. 6 dated February 2, 2018 to Credit Facility Agreement No. 226/12-B dated April 27, 2012 between Yakutugol JSHC and Gazprombank (Joint-Stock Company) (English translation).

4.84	Amendment Agreement No. 6 dated February 2, 2018 to Credit Facility Agreement No. 227/12-B dated April 27, 2012 between Southern Kuzbass PAO and Gazprombank (Joint-Stock Company) (English translation).

4.85	Amendment Agreement No. 5 dated February 2, 2018 to Credit Facility Agreement No. 84/13-B dated April 26, 2013 between Southern Kuzbass PAO and Gazprombank (Joint-Stock Company) (English translation).

4.86	Amendment Agreement No. 5 dated February 2, 2018 to Credit Facility Agreement No. 85/13-B dated April 26, 2013 between Yakutugol JSHC and Gazprombank (Joint-Stock Company) (English translation).

8.1	Key subsidiaries of Mechel.

12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	The following financial information formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Statement of Profit (Loss) and Other Comprehensive Income (Loss) for the years ended December 31, 2017, 2016 and 2015, (ii) Consolidated Statement of Financial Position as of December 31, 2017 and 2016, (iii) Consolidated Statement of Changes in Equity for the years ended December 31, 2017, 2016 and 2015, (iv) Consolidated Statement of Cash Flows for the years ended December 31, 2017, 2016 and 2015, and (v) Notes to the Consolidated Financial Statements.

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
Name: Oleg V. Korzhov
Title: Chief Executive Officer

Date: April 5, 2018

CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Mechel PAO

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Mechel PAO, a public joint stock company, and subsidiaries (hereinafter referred to as the “Group”) as of December 31, 2017 and 2016, and the related consolidated statements of profit (loss) and other comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 5, 2018 expressed an unqualified opinion thereon.

The Group’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Group has significant debt that it does not have the ability to repay without its refinancing or restructuring, and has not complied with certain covenants of its major loan agreements with banks, and has stated that substantial doubt exists about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLC

We have served as the Group’s auditor since 2003.

Moscow, Russia

April 5, 2018

MECHEL PAO

CONSOLIDATED STATEMENT OF PROFIT (LOSS) AND

OTHER COMPREHENSIVE INCOME (LOSS)

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

	Notes	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Continuing operations
Revenue	26	299,113	276,009	253,141
Cost of sales		(160,356)	(146,322)	(151,334)

Gross profit	26	138,757	129,687	101,807

Selling and distribution expenses		(55,686)	(56,233)	(51,117)
Loss on write-off of non-current assets		(321)	(1,953)	(691)
Impairment of goodwill and other non-current assets	18	(6,081)	(5,202)	(1,460)
Provision for doubtful accounts	13	(332)	(758)	(1,507)
Taxes other than income taxes		(4,967)	(5,913)	(5,853)
Administrative and other operating expenses	25.1	(15,590)	(18,791)	(17,300)
Other operating income	25.3	1,387	1,853	373

Total selling, distribution and operating income and (expenses), net		(81,590)	(86,997)	(77,555)

Operating profit		57,167	42,690	24,252

Finance income	25.4	633	1,176	183
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments of RUB 1,161 million, RUB 6,013 million and RUB 19,167 million for the periods ended December 31, 2017, 2016 and 2015, respectively	25.5	(47,610)	(54,240)	(60,452)
Foreign exchange gain (loss), net		4,237	25,947	(71,106)
Share of profit (loss) of associates, net	8	18	(17)	—
Other income	25.6	1,495	598	342
Other expenses	25.6	(220)	(2,003)	(347)

Total other income and (expense), net		(41,447)	(28,539)	(131,380)

Profit (loss) before tax from continuing operations		15,720	14,151	(107,128)
Income tax expense	20	(3,150)	(4,893)	(8,322)

Profit (loss) for the year from continuing operations		12,570	9,258	(115,450)
Discontinued operations
(Loss) profit after tax for the year from discontinued operations, net		0	(426)	822

Profit (loss) for the year		12,570	8,832	(114,628)

Attributable to:
Equity shareholders of Mechel PAO		11,557	7,126	(115,163)
Non-controlling interests		1,013	1,706	535

See accompanying notes to the consolidated financial statements.

MECHEL PAO

CONSOLIDATED STATEMENT OF PROFIT (LOSS) AND

OTHER COMPREHENSIVE INCOME (LOSS) (continued)

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

	Notes	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods, net of income tax:		313	430	295
Exchange differences on translation of foreign operations		313	431	287
Net (loss) gain on available for sale financial assets		0	(1)	8
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods, net of income tax:		145	(23)	(194)
Re-measurement of defined benefit plans	22	145	(23)	(194)

Other comprehensive income for the year, net of tax		458	407	101

Total comprehensive income (loss) for the year, net of tax		13,028	9,239	(114,527)

Attributable to:
Equity shareholders of Mechel PAO		12,012	7,529	(115,064)
Non-controlling interests		1,016	1,710	537
Earnings (loss) per share
Weighted average number of common shares	24	416,270,745	416,270,745	416,270,745
Basic and diluted, profit (loss) for the year attributable to common equity shareholders of Mechel PAO	24	27.76	17.12	(276.65)
Earnings (loss) per share from continuing operations (Russian rubles per share), basic and diluted	24	27.76	17.99	(278.44)
(Loss) earnings per share from discontinued operations (Russian rubles per share)	24	0	(0.87)	1.79

See accompanying notes to the consolidated financial statements.

MECHEL PAO

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as of December 31, 2017

(All amounts are in millions of Russian rubles)

	Notes	December 31, 2017	December 31, 2016
Assets
Current assets
Inventories	12	37,990	35,227
Income tax receivables		107	686
Trade and other receivables	13	18,762	19,054
Other current assets	14	7,589	6,942
Other current financial assets		562	167
Cash and cash equivalents	15	2,452	1,689

Total current assets		67,462	63,765

Non-current assets
Property, plant and equipment	16, 18	197,875	204,353
Mineral licenses	17	33,240	36,099
Goodwill and other intangible assets	17, 18	19,211	18,355
Investments in associates	8	283	265
Deferred tax assets	20	96	1,502
Other non-current assets	14	758	891
Non-current financial assets		202	235

Total non-current assets		251,665	261,700

Total assets		319,127	325,465

Equity and liabilities
Current liabilities
Interest-bearing loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 41,992 million and RUB 38,594 million as of December 31, 2017 and 2016, respectively	11.1	422,533	434,165
Trade and other payables	19	33,469	40,985
Finance lease liabilities	27	7,476	10,175
Income tax payable		4,578	2,552
Taxes and similar charges payable other than income tax	21	6,696	9,195
Advances received		4,385	3,815
Other current financial liabilities	11.5	734	—
Other current liabilities		69	19
Pension obligations	22	849	944
Provisions	23	3,359	3,496

Total current liabilities		484,148	505,346

Non-current liabilities
Interest-bearing loans and borrowings	11.1	17,360	11,644
Finance lease liabilities	27	1,878	421
Income tax payable		0	540
Other non-current financial liabilities		40,916	36,740
Other non-current liabilities		138	159
Pension obligations	22	3,512	3,501
Provisions	23	3,814	3,420
Deferred tax liabilities	20	11,494	16,282

Total non-current liabilities		79,112	72,707

Total liabilities		563,260	578,053

Equity
Common shares	24	4,163	4,163
Preferred shares	24	833	833
Additional paid-in capital	24	24,378	28,326
Accumulated other comprehensive income		1,303	848
Accumulated deficit		(283,743)	(294,444)

Equity attributable to equity shareholders of Mechel PAO		(253,066)	(260,274)
Non-controlling interests	6, 7	8,933	7,686

Total equity		(244,133)	(252,588)

Total equity and liabilities		319,127	325,465

See accompanying notes to the consolidated financial statements.

MECHEL PAO

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless shares numbers)

		Attributable to equity shareholders of the parent
		Common shares		Preferred shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Equity attributable to shareholders of Mechel PAO	Non- controlling interests	Total equity
	Notes	Shares Quantity	Amount	Shares Quantity	Amount
As of January 1, 2015		416,270,745	4,163	83,254,149	833	25,592	(186,272)	1,018	(154,666)	8,253	(146,413)

(Loss) profit for the period		—	—	—	—	—	(115,163)	—	(115,163)	535	(114,628)
Other comprehensive income (loss)
Net gain on available for sale financial assets		—	—	—	—	—	—	8	8	—	8
Re-measurement losses on defined benefit plans	22	—	—	—	—	—	—	(196)	(196)	2	(194)
Exchange differences on translation of foreign operations		—	—	—	—	—	—	287	287	—	287

Total comprehensive (loss) income for the year		—	—	—	—	—	(115,163)	99	(115,064)	537	(114,527)

Transfer of cumulative translation adjustment due to disposal of discontinued operations		—	—	—	—	—	—	(798)	(798)	—	(798)
Transfer of actuarial gains (losses) due to disposal of discontinued operations		—	—	—	—	—	(126)	126	—	—	—
Dividends declared to equity shareholders of Mechel PAO	24	—	—	—	—	—	(4)	—	(4)	—	(4)
Acquisition of non-controlling interests	6, 24	—	—	—	—	2,730	—	—	2,730	(2,842)	(112)

As of December 31, 2015		416,270,745	4,163	83,254,149	833	28,322	(301,565)	445	(267,802)	5,948	(261,854)

See accompanying notes to the consolidated financial statements.

MECHEL PAO

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless shares numbers)

		Attributable to equity shareholders of the parent
		Common shares		Preferred shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Equity attributable to shareholders of Mechel PAO	Non- controlling interests	Total equity
	Notes	Shares Quantity	Amount	Shares Quantity	Amount
As of January 1, 2016		416,270,745	4,163	83,254,149	833	28,322	(301,565)	445	(267,802)	5,948	(261,854)

Profit for the period		—	—	—	—	—	7,126	—	7,126	1,706	8,832
Other comprehensive income (loss)
Net loss on available for sale financial assets		—	—	—	—	—	—	(1)	(1)	—	(1)
Re-measurement losses on defined benefit plans	22	—	—	—	—	—	—	(23)	(23)	—	(23)
Exchange differences on translation of foreign operations		—	—	—	—	—	—	427	427	4	431

Total comprehensive income for the year		—	—	—	—	—	7,126	403	7,529	1,710	9,239

Reversal of unclaimed declared dividends to non-controlling interest upon expiration of limitation period		—	—	—	—	—	—	—	—	35	35
Dividends declared to equity shareholders of Mechel PAO	24	—	—	—	—	—	(5)	—	(5)	—	(5)
Dividends declared to non-controlling interests	24	—	—	—	—	—	—	—	—	(3)	(3)
Acquisition of non-controlling interests	6, 24	—	—	—	—	4	—	—	4	(4)	0

As of December 31, 2016		416,270,745	4,163	83,254,149	833	28,326	(294,444)	848	(260,274)	7,686	(252,588)

See accompanying notes to the consolidated financial statements.

MECHEL PAO

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless shares numbers)

		Attributable to equity shareholders of the parent
		Common shares		Preferred shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Equity attributable to shareholders of Mechel PAO	Non- controlling interests	Total equity
	Notes	Shares Quantity	Amount	Shares Quantity	Amount
As of January 1, 2017		416,270,745	4,163	83,254,149	833	28,326	(294,444)	848	(260,274)	7,686	(252,588)

Profit for the period		0	0	0	0	0	11,557	0	11,557	1,013	12,570
Other comprehensive income (loss)
Re-measurement losses on defined benefit plans	22	0	0	0	0	0	0	145	145	0	145
Exchange differences on translation of foreign operations		0	0	0	0	0	0	310	310	3	313

Total comprehensive income for the year		0	0	0	0	0	11,557	455	12,012	1,016	13,028

Dividends declared to equity shareholders of Mechel PAO	24	0	0	0	0	0	(856)	0	(856)	0	(856)
Dividends declared to non-controlling interests	24	0	0	0	0	0	0	0	0	(359)	(359)
Change in non-controlling interests	6, 24	0	0	0	0	(3,948)	0	0	(3,948)	590	(3,358)

As of December 31, 2017		416,270,745	4,163	83,254,149	833	24,378	(283,743)	1,303	(253,066)	8,933	(244,133)

See accompanying notes to the consolidated financial statements.

MECHEL PAO

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles)

		Year ended December 31,
	Notes	2017	2016	2015
Cash flows from operating activities
Profit (loss) for the year		12,570	8,832	(114,628)
Less loss (profit) after tax for the year from discontinued operations, net		0	426	(822)
Profit (loss) for the year from continuing operations		12,570	9,258	(115,450)

Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:
Depreciation		12,555	11,813	12,397
Depletion and amortisation		1,672	1,901	1,688
Foreign exchange (gain) loss, net		(4,237)	(25,947)	71,106
Deferred tax (income) expense	20	(3,401)	5,104	7,946
Provision for doubtful accounts	13, 14	332	758	1,507
Write-off of accounts receivable	25.1	109	113	247
Write-off of inventories to net realisable value	12	470	364	1,003
Revision in estimated cash flows of rehabilitation provision	25.3	0	(375)	(47)
Loss on write-off of non-current assets		321	1,953	691
Impairment of goodwill and other non-current assets	18	6,081	5,202	1,460
Loss on disposal of non-current assets		21	57	102
Gain on sale of investments	25.6	(2)	(186)	—
Gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term	25.6	(963)	(115)	(222)
Curtailment and remeasurement of pension obligations	25.3	(175)	(325)	(142)
Pension service cost and actuarial loss, other related expenses	22	142	154	192
Finance income	25.4	(633)	(1,176)	(183)
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments of RUB 1,161 million, RUB 6,013 million and RUB 19,167 million for the periods ended December 31, 2017, 2016 and 2015, respectively	25.5	47,610	54,240	60,452
VEB commissions write-off	25.6	0	1,411	—
Gain on royalty and other proceeds associated with disposal of Bluestone	25.6	(474)	(121)	—
Provision for non-recoverable advances to pension funds	25.6	0	408	—
Other		281	51	480

Changes in working capital items:
Trade and other receivables		(318)	(5,542)	4,597
Inventories		(4,508)	(1,070)	1,873
Trade and other payables		(3,435)	(4,259)	(8,125)
Advances received		625	588	(664)
Taxes payable and other liabilities		4,064	2,368	(1,465)
Other current assets		(895)	(883)	997
Income tax paid		(4,530)	(2,101)	(1,437)
Net operating cash flows from discontinued operations		0	(436)	(136)

Net cash provided by operating activities		63,282	53,207	38,867

MECHEL PAO

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles)

		Year ended December 31,
	Notes	2017	2016	2015
Cash flows from investing activities
Proceeds from disposal of securities		0	—	143
Loans issued and other investments		(525)	(133)	(6)
Interest received		165	128	25
Royalty and other proceeds associated with disposal of Bluestone		474	103	101
Proceeds from disposal of subsidiaries, net of cash disposed		94	145	76
Purchases of available for sale securities		0	(4)	—
Proceeds from loans issued and other investments		144	31	15
Proceeds from disposals of property, plant and equipment		328	285	405
Purchases of property, plant and equipment		(6,460)	(4,742)	(5,076)
Purchases of intangible assets	17	(771)	—	—
Purchases of mineral licenses and other related payments		0	—	(71)
Interest paid, capitalized		(587)	(782)	(830)

Net cash used in investing activities		(7,138)	(4,969)	(5,218)

Cash flows from financing activities
Proceeds from loans and borrowings		23,200	4,002	13,875
Repayment of loans and borrowings		(35,033)	(42,322)	(11,896)
Dividends paid to shareholders of Mechel PAO		(856)	(5)	(4)
Dividends paid to non-controlling interest		(122)	(2)	(1)
Interest paid, including fines and penalties		(31,948)	(33,872)	(28,910)
Acquisition of non-controlling interests in subsidiaries		(3,358)	—	(1)
Proceeds from sales of 49% stakes in Elga coal complex, with put-option granted	6	0	34,300	—
Repayment of obligations under finance lease		(3,513)	(3,238)	(2,677)
Deferred payments for acquisition of assets		(455)	—	—
Deferred consideration paid for the acquisition of subsidiaries in prior periods		(3,652)	(4,732)	(4,819)

Net cash used in financing activities		(55,737)	(45,869)	(34,433)

Effect of exchange rate changes on cash and cash equivalents		(637)	(1,807)	331

Net (decrease) increase in cash and cash equivalents		(230)	562	(453)
Cash and cash equivalents at beginning of period	15	1,689	3,079	4,074

Cash and cash equivalents, net of overdrafts at beginning of period	15	1,453	891	1,344

Cash and cash equivalents at end of period	15	2,452	1,689	3,079

Cash and cash equivalents, net of overdrafts at end of period	15	1,223	1,453	891

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

1.	Corporate information

(a)	Information

Mechel PAO (“Mechel”, formerly — Mechel OAO and Mechel Steel Group OAO) was incorporated on March 19, 2003, under the laws of the Russian Federation in connection with a reorganization to serve as a holding company for various steel and mining companies owned by two individual shareholders (the “Controlling Shareholders”). During 2006, one of the Controlling Shareholders sold all his Mechel’s stock to the other Controlling Shareholder, Igor Zyuzin, the ultimate controlling party. In accordance with the changes in the Civil Code of the Russian Federation Mechel has registered changes in its Charter on March 17, 2016 and changed its corporate name from Mechel OAO to Mechel PAO. The registered office is located at Krasnoarmeyskaya St. 1, Moscow, 125167, Russian Federation. Mechel and its subsidiaries are collectively referred to herein as the “Group”. Set forth below is a summary of the Group’s primary subsidiaries:

Name of subsidiary	Registered in	Core business	Date control acquired / date of incorporation (*)	Interest in voting stock held by the Group at December 31, 2017
Southern Kuzbass Coal Company (SKCC)	Russia	Coal mining	January 1999	99.1%
Chelyabinsk Metallurgical Plant (CMP)	Russia	Steel products	December 2001	94.2%
Vyartsilya Metal Products Plant (VMPP)	Russia	Steel products	May 2002	93.3%
Beloretsk Metallurgical Plant (BMP)	Russia	Steel products	June 2002	94.8%
Urals Stampings Plant (USP)	Russia	Steel products	April 2003	93.8%
Korshunov Mining Plant (KMP)	Russia	Iron ore mining	October 2003	90.0%
Mechel Nemunas (MN)	Lithuania	Steel products	October 2003	100.0%
Mechel Energo	Russia	Power generation and sale	February 2004	100.0%
Port Posiet	Russia	Transshipment	February 2004	97.8%
Izhstal	Russia	Steel products	May 2004	90.0%
Port Kambarka	Russia	Transshipment	April 2005	90.4%
Mechel Service	Russia	Trading	May 2005	100.0%
Mechel Coke	Russia	Coke production	June 2006	100.0%
Moscow Coke and Gas Plant (Moskoks)	Russia	Coke production	October 2006	99.5%
Southern Kuzbass Power Plant (SKPP)	Russia	Power generation	April 2007	98.3%
Kuzbass Power Sales Company (KPSC)	Russia	Electricity distribution	June 2007	72.1%
Bratsk Ferroalloy Plant (BFP)	Russia	Ferrosilicon production	August 2007	100.0%
Yakutugol	Russia	Coal mining	October 2007	100.0%
Port Temryuk	Russia	Transshipment	March 2008	100.0%
Mechel Carbon AG	Switzerland	Trading	April 2008	100.0%

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

Name of subsidiary	Registered in	Core business	Date control acquired / date of incorporation (*)	Interest in voting stock held by the Group at December 31, 2017
HBL Holding GmbH (HBL)	Germany	Trading	September 2008	100.0%
Mechel Service Stahlhandel Austria GmbH and its subsidiaries	Austria	Trading	September 2012	100.0%
Elgaugol	Russia	Coal mining	August 2013	51.0	%**
Elga-road	Russia	Railroad transportation	January 2016	51.0	%**

*	Date, when a control interest was acquired or a new company established.

**	In 2016, the Group sold 49% stakes in Elgaugol and Elga-road to Gazprombank. Simultaneously with this transaction, the Group granted to Gazprombank a put option to sell 49% stakes in these companies to the Group. The transaction in fact represents a financial liability, and these entities are consolidated based on 100% ownership (Notes 6 and 11.4).

(b)	Business

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

The accompanying consolidated financial statements differ from the financial statements issued for the RAS and other GAAP purposes in that they reflect certain adjustments, not recorded in the statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with IFRS. The principal adjustments relate to: (1) purchase accounting; (2) recognition of interest expense and certain operating expenses; (3) valuation and depreciation of property, plant and equipment and mineral licenses; (4) defined benefit plans and other long-term benefits; (5) foreign currency translation; (6) deferred income taxes; (7) accounting for tax penalties, uncertainties and contingencies; (8) revenue recognition; (9) valuation allowances for unrecoverable assets; (10) accounting for financial instruments; (11) finance leases and (12) recording investments at fair value.

The consolidated financial statements of the Group comply with the Russian Federal Law No. 208 On Consolidated Financial Statements (Law “208-FZ”), which was adopted on July 27, 2010. The Law 208-FZ provides the legal basis for certain entities to prepare the financial statements in accordance with IFRS as issued by the IASB and subsequently endorsed for use in the Russian Federation. As of December 31, 2017, all currently effective standards and interpretations issued by the IASB have been endorsed for use in Russia. The consolidated financial statements are presented in millions of Russian rubles, except when otherwise indicated.

(b)	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Group and its subsidiaries for the year ended December 31, 2017. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

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

Profit or loss and each component of other comprehensive income (loss) (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

for the year ended December 31, 2017

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

The consolidated statement of profit (loss) and other comprehensive income (loss) reflects the Group’s share of the results of operations of the associate. Any change in OCI of those investees is presented as part of the Group’s OCI movements. In addition, when there has been a change recognised directly in the equity of the associate, the Group recognises its share of any changes, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

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

After application of the equity method, the Group determines whether it is necessary to recognise an impairment loss on its investment in its associate. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the investment in associate and its carrying value, and then recognises the loss as ‘Share of profit (loss) of associates’ in the consolidated statement of profit (loss) and other comprehensive income (loss).

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

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

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

For assets and liabilities that are recognised in the consolidated financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

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

Revenues are inflows from sales of goods that constitute ongoing major operations of the Group and are reported as such in the consolidated statement of profit (loss) and other comprehensive income (loss). Inflows from incidental and peripheral operations, net of related costs, are considered gains and are included in other operating income and other income in the consolidated statement of profit (loss) and other comprehensive income (loss).

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

Sales of power

In the Power segment (Note 26), revenue is recognised based on unit of power measure (kilowatts) delivered to customers, since at that point revenue recognition criteria are met. The billings are usually done on a monthly basis, several days after each month end.

Interest income

For all financial instruments measured at amortised cost interest income is recorded using the effective interest rate (EIR). The EIR is the rate that exactly discounts the estimated future cash receipts over the expected

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

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

for the year ended December 31, 2017

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

For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currencies of the main Russian and European subsidiaries of the Group are the Russian ruble and euro, respectively. The U.S. dollar is the functional currency of other main international operations of the Group. The Group uses the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

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

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

The following table presents the exchange rates for the functional and operating currencies at various subsidiaries, other than the presentation currency:

	Rates at			Average exchange rates* for the years ended
Currency	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2017	December 31, 2016	December 31, 2015
U.S. dollar	57.60	60.66	72.88	58.35	67.03	60.96
Euro	68.87	63.81	79.70	65.90	74.23	67.78

(*)	Exchange rates shown in Russian rubles for one currency unit.

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

On consolidation, the assets and liabilities of foreign operations are translated into rubles at the rate of exchange prevailing at the reporting date and their statements of profit (loss) and other comprehensive income (loss) are translated at the average exchange rate for the period. The exchange differences arising on translation for consolidation are recognised in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognised in profit or loss.

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

Property, plant and equipment and intangible assets are not depreciated or amortised once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statement of financial position.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

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

Mineral licenses acquired separately are measured on initial recognition at cost. The cost of mineral licenses acquired in a business combination is their fair value at the date of acquisition. Mineral licenses are amortised under a unit of production basis over proved and probable reserves of the relevant area.

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

The Group established a policy according to which internal mining engineers review proved and probable reserves annually. This policy does not change the Group’s approach to the measurement of proved and probable reserves as of their acquisition dates as part of business combinations that involve independent mining engineers. The Group’s proved and probable reserve estimates as of the reporting date were made by internal mining engineers and the majority of the assumptions underlying these estimates had been previously reviewed and verified by independent mining engineers.

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

When significant parts of property, plant and equipment are required to be replaced at intervals, the Group depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognised in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. Where a separately depreciated asset, or part of an asset, is replaced, the expenditure is capitalised. Where part of the asset was not separately considered as a component and therefore not depreciated separately, the replacement value adjusted for prices inflation is used to estimate the carrying

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

amount of the replaced asset(s) which is immediately written off. All other repair and maintenance costs are recognised in the consolidated statement of profit (loss) and other comprehensive income (loss) as incurred.

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

As part of its surface mining operations, the Group incurs stripping costs both during the development phase and production phase of its operations. Stripping costs incurred in the development phase of a mine, before the production phase commences, are capitalized as part of cost of constructing the mine. In general case, the capitalization of development stripping costs ceases when the mine is commissioned and ready for use as intended by management. Stripping costs undertaken during the production phase of mine are charged to profit and loss as cost of sales as incurred.

In some cases, the further development of a mine may require stripping operations, equivalent by scale to those that were incurred in the development phase of a mine. In such cases, production stripping costs are capitalized similarly to the capitalization of costs during the development phase of a mine.

Stripping costs incurred in the production phase are capitalized, if all of the following criteria according to IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine are satisfied:

(a)	it is probable that the future economic benefit associated with the stripping activity will flow to the entity;

(b)	the entity can identify the component of the ore body for which access has been improved;

(c)	the costs relating to the stripping activity associated with that component can be measured reliably.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

When mining assets and processing plant and equipment are placed in production, the applicable capitalized costs, including mine development costs, are depleted using the unit-of-production method at the ratio of tonnes of mineral mined or processed to the estimated proved and probable mineral reserves that are expected to be mined during the estimated lives of the mines. Capitalized production stripping costs are also depleted using the unit-of-production method on a basis consistent with the mine production and reserves to which they relate. The unit-of-production method is used for the underground mine development structure costs as their useful lives coincide with the estimated lives of mines, provided that all repairs and maintenance are timely carried out.

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

Other property, plant and equipment

Capitalized production costs for internally developed assets include material, direct labor costs, and allocated material and manufacturing direct overhead costs. When construction activities are performed over an extended period, borrowing costs incurred in connection with the borrowing of funds are capitalized. Construction-in-progress and equipment held for installation are not depreciated until the constructed or installed asset is substantially ready for its intended use.

Property, plant and equipment are depreciated using the straight-line method, apart from railway of the Elga coal deposit which is depreciated using the units of production method as discussed in (u) Significant accounting judgements, estimates and assumptions). Upon sale or retirement, the acquisition or production cost and related accumulated depreciation are removed from the consolidated statement of financial position and any gain or loss is included in the consolidated statement of profit (loss) and other comprehensive income (loss).

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

Intangible assets with determinable useful lives are amortised using the straight-line method over their estimated period of benefit, ranging from two to sixteen years.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Financial assets at fair value through profit or loss are carried in the consolidated statement of financial position at fair value with net changes in fair value presented as finance costs (negative net changes in fair value) or finance income (positive net changes in fair value) in the consolidated statement of profit (loss) and other comprehensive income (loss).

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

This category generally applies to trade and other receivables (Note 13).

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

After initial measurement, AFS financial assets are subsequently measured at fair value with unrealised gains or losses recognised in OCI and credited to the AFS reserve until the investment is derecognised, at which time, the cumulative gain or loss is recognised in other operating income, or the investment is determined to be impaired, when the cumulative loss is reclassified from the AFS reserve to the consolidated statement of profit (loss) and other comprehensive income (loss) in finance costs. Interest earned whilst holding AFS financial assets is reported as interest income using the EIR method.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statement of financial position) when:

•	The rights to receive cash flows from the asset have expired; or

•	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

•	Financial assets — Note 11.

•	Trade and other receivables — Note 13.

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

Put Options Written on Non-controlling Interests

The Group initially measures a financial liability at the present value of the redemption amount in the parent’s consolidated financial statements for written puts on non-controlling interests, therefore, when the Group grants non-controlling interests a put option to sell part or all of their interests in a subsidiary during a certain period, on the date of grant, the non-controlling interests are classified as a financial liability. The Group remeasures the financial liability at the end of each reporting period based on the estimated present value of the consideration to be transferred upon the exercise of the put option. The respective finance cost is recognised in the consolidated statement of profit (loss) and other comprehensive income (loss) within finance costs.

Call Options Written on preferred shares

In the consolidated financial statements the Group initially measures a financial liability for call options granted in respect of preferred shares at fair value. Determining the fair value of the call options at the recognition date is subject to judgment. The Group calculated the fair value of call options using mix of the Black-Scholes option pricing model and model of Asian options. The models require input of assumptions, including expected volatility, expected term, risk-free interest rate and dividend yield and other subjective assumptions. The Group remeasures the financial liability at the end of each reporting period at fair value. The respective finance cost or income is recognised in the consolidated statement of profit (loss) and other comprehensive income (loss) within finance costs or finance income.

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

For the years ended December 31, 2017, 2016 and 2015, the Group did not have any derivatives designated as hedging instruments.

(p)	Inventories

Inventories are measured at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and selling expenses.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

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

Coal and iron ore inventory costs include direct labor, supplies, depreciation of equipment, depletion of mining assets and amortisation of licenses to use mineral reserves, mine operating overheads and other related costs. Operating overheads are charged to expenses in the periods when the production is temporarily paused or abnormally low.

(q)	Impairment of non-current assets

Further disclosures relating to impairment of non-current assets are also provided in the following notes:

•	Intangible assets — Note 17.

•	Impairment of goodwill and other non-current assets — Note 18.

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The Group’s CGUs represent single entities with one component of business in each case. As of December 31, 2017, the Group performed the impairment testing for the following number of CGUs by segments: Steel — 4, Mining — 7 and Power — 2.

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

trends and other related factors), production levels, capital and reclamation costs, all based on the life of mine models prepared by the Group’s engineers.

Impairment losses of continuing operations are recognised in the consolidated statement of profit (loss) and other comprehensive income (loss).

For impaired assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the consolidated statement of profit (loss) and other comprehensive income (loss) unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

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

Cash and cash equivalents in the consolidated statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management.

(s)	Provisions

General

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, including legal or tax proceedings’ obligations, and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the consolidated statement of profit (loss) and other comprehensive income (loss), net of any reimbursment.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

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

For closed sites, changes to estimated rehabilitation costs are recognised immediately in the consolidated statement of profit (loss) and other comprehensive income (loss).

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

Where there is a change in actuarial assumptions, the resulting actuarial gains and losses are recognised directly in other comprehensive income.

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

(u)	Significant accounting judgments, estimates and assumptions

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported carrying amounts of assets and liabilities, and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the amounts of revenues and expenses recognised during the reporting period. Estimates and assumptions are continually evaluated and are based on the Group’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from those estimates. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

attributable to the construction of the Elga coal project are capitalized. Borrowing costs consist of interest including exchange differences arising from revaluation of foreign currency borrowings and other costs that the Group incurs in connection with the debt servicing.

Railway depreciation method

In 2015, the Group commenced to depreciate the railway of the Elga coal deposit using units of production method. In applying the units of production method, depreciation is normally calculated based on produced and delivered tonnes in the period as a percentage of total expected tonnes to be produced and delivered in current and future periods over the Elga coal deposit life cycle. The Group’s analysis has shown that the consumption of the economic benefits of the asset is linked to production and delivery of coal. The Group assesses the total or ultimate railway capacity in tonnes at least at each financial year end and, if expectations differ from previous estimates, the changes will be accounted for as a change in an accounting estimate in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

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

The DEMP’s assets were fully impaired based on the results of impairment tests as of January 1, 2014 and December 31, 2014 due to conservation of production since 2013. The loss of control over the assets of nil carrying value has no impact on the financial result for the years ended December 31, 2016 and 2017.

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

Deferred tax assets and uncertain tax positions

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits and the existence of taxable temporary differences (Note 20). Various factors are considered to assess the probability of the future utilization of deferred tax assets for individual subsidiaries and for the consolidated group of taxpayers, including past operating results, operational plans for not longer than five years as this term is considered reliable and accurate for forecast, same assumptions for operational plans as used for determination of the expected future cash flows from the cash generating units, financial plans based on historical data and expectation built on the debt portfolio, terms of the expiration of tax losses carried forward depending on respective tax legislation, and tax planning strategies based on changes in tax regulation for tax losses offsetting for 2018-2020. If actual results differ from these estimates or if these estimates must be adjusted in future periods, the Group’s financial position, results of operations and cash flows may be affected. In the event that the assessment of future utilization of deferred tax assets must be changed, this effect is recognised in the consolidated statement of profit (loss) and other comprehensive income (loss).

The carrying amount of deferred tax assets is reviewed at each reporting date and is adjusted to reflect the likelihood that the estimated taxable profit and taxable temporary differences will be sufficient to recover the asset in whole or in part.

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

incremental costs for disposing of the asset. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the assets.

Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the industry, changes in cost of capital, changes in the future availability of financing, technological obsolescence, and other changes in circumstances that indicate that impairment exists. The determination of the recoverable amount of a cash-generating unit involves the use of estimates by management. Methods used to determine the value in use include discounted cash flow-based methods, which require the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. These estimates, including the methodologies used, may have a material impact on the value in use and, ultimately, the amount of any impairment (Note 18).

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

Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques, including discounted cash flow models and other specific models. The inputs to these models are taken from observable markets where possible, but when these are not available, a degree of judgment is required

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

in establishing fair values. The judgments include considerations of inputs such as dividend yield, terms of redemption, liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments (Note 10).

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

Pensions and other post-employment benefits

The cost of defined benefit pension plans and other post-employment benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation and other long-term benefit plans are highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. More details are provided in Note 22.

Rehabilitation provisions

The Group reviews rehabilitation provisions at each reporting date and adjusts them to reflect the current best estimate. Rehabilitation provisions are recognised in the period in which they arise and are stated at the best estimate of the present value of estimated future costs. These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. Changes in the estimated timing of rehabilitation or changes to the estimated future costs are dealt with prospectively by recognizing an adjustment to the rehabilitation provision and a corresponding adjustment to the asset to which it relates, if the initial estimate was originally recognised as part of an asset measured in accordance with IAS 16 Property, Plant and Equipment (Note 16).

Impairment of financial assets

The Group makes allowances for doubtful receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for doubtful accounts, management bases its estimates on the current overall economic conditions, the ageing of accounts receivable balances, historical write-off experience, customer creditworthiness and changes in payment terms. Changes in the economy, industry or specific customer conditions may require adjustments to the allowance for doubtful accounts recorded in the consolidated financial statements (Note 13).

Determining net realizable value of inventories

The Group makes write-downs for obsolete and slow-moving raw materials and spare parts. In addition, finished goods of the Group are carried at net realizable value (Note 12). Estimates of net realizable value of

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

finished goods are based on the most reliable evidence available at the time the estimates are made. These estimates take into consideration fluctuations of price or cost directly relating to events occurring subsequent to the end of the reporting period to the extent that such events confirm conditions existing at the end of the period.

For other judgments, estimates and assumptions and details refer to:

•	Mineral licenses (Note 3(i));

•	Property, plant and equipment (Note 3(j));

•	Deferred tax assets (Note 3(f));

•	Non-current assets held for sale and discontinued operations (Note 3(h));

•	Inventories (Note 3(p));

•	Impairment of non-current assets (Note 3(q));

•	Pensions and other post-employment benefits (Note 3(t));

•	Provisions (Note 3(s));

•	Fair value measurement (Note 3(d)).

(v)	Reclassifications

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

(w)	New and amended standards and interpretations

The Group applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2017. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. The nature and the effect of these changes are described below.

Amendments to IAS 7 Statement of Cash Flows: Disclosure Initiative

The amendments require entities to provide disclosure of changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). The Group has provided the information for the current and comparative periods in Note 15.

Amendments to IAS 12 Income Taxes: Recognition of Deferred Tax Assets for Unrealised Losses

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of deductible temporary difference related to unrealized losses. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

The Group applied amendments retrospectively. However, their application did not affect the Group’s financial position and performance as the Group has no deductible temporary differences or assets that are in the scope of the amendments.

Annual Improvements Cycle — 2014-2016

Amendments to IFRS 12 Disclosure of Interests in Other Entities: Clarification of the scope of disclosure requirements in IFRS 12

The amendments clarify that the disclosure requirements in IFRS 12, other than those in paragraphs B10–B16, apply to an entity’s interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) that is classified (or included in a disposal group that is classified) as held for sale.

The amendments and improvements described above had no significant impact on the Group’s financial position and performance of the Group or the disclosures in the consolidated financial statements.

Standards issued but not effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are discussed below. The Group intends to adopt these standards and amendments, if applicable, when they become effective.

Amendments to IAS 40 Transfers of Investment Property

The amendments effective January 1, 2018 clarify when an entity should transfer property, including property under construction or development into, or out of investment property.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

The Interpretation effective January 1, 2018 clarifies that, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine the transaction date for each payment or receipt of advance consideration.

Annual improvements to IFRS 2014-2016 cycle (issued in December 2016)

This annual improvements package amended two standards:

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

The amendments described above and effective January 1, 2018 had no significant impact on the Group’s financial position and performance of the Group or the disclosures in the consolidated financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The Group is in the process of assessing the impact of the adoption of the pronouncements listed below on the Group’s consolidated financial statements:

•	IFRIC 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately;

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities;

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates;

•	How an entity considers changes in facts and circumstances.

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after January 1, 2019, but certain transition reliefs are available. The Group will apply interpretation from its effective date. Since the Group operates in a complex multinational tax environment, applying the Interpretation may affect its consolidated financial statements and the required disclosures. In addition, the Group may need to establish processes and procedures to obtain information that is necessary to apply the Interpretation on a timely basis.

•	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associateor Joint Venture

The amendments address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognised in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognised only to the extent of unrelated investors’ interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Group will apply these amendments when they are effective.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments. The final version of IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement, and all previous versions of

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

IFRS 9. IFRS 9 brings together the requirements for the classification and measurement, impairment and hedge accounting of financial instruments. In respect of impairment, IFRS 9 replaces the ‘incurred loss’ model used in IAS 39 with a new ‘expected credit loss’ model that will require a more timely recognition of expected credit losses. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. The standard is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

The Group plans to adopt the new standard on the required effective date and will not restate comparative information. During 2017, the Group has performed a detailed impact assessment of all aspects of IFRS 9. This assessment is based on currently available information and may be subject to changes arising from further reasonable and supportable information being made available to the Group in 2018 when the Group will adopt IFRS 9. Overall, the Group does not expect a significant impact on its consolidated statement of financial position except for the effect of adjustments to amortised cost of the financial liability due to restructuring as discussed below.

(a) Classification and measurement

The Group does not expect a significant impact on its statement of financial position or equity on applying the classification and measurement requirements of IFRS 9. It expects to continue measuring at fair value all financial assets currently held at fair value.

Loans as well as trade receivables are held to collect contractual cash flows and are expected to give rise to cash flows representing solely payments of principal and interest. The Group analysed the contractual cash flow characteristics of those instruments and concluded that they meet the criteria for amortised cost measurement under IFRS 9. No reclassification for these instruments is required.

IFRS 9 does not require reclassification of the Group’s financial liabilities (including interest-bearing loans and borrowings and other financial liabilities) compared to IAS 39. However, as of January 1, 2018, the Group plans to recalculate its estimates of the present value of the cash outflows under borrowings restructured before January 1, 2018 (for restructurings accounted for as debt modifications) using original effective interest rates as prescribed by IFRS 9. Under IAS 39, such modifications were accounted for at revised effective interest rates. As of January 1, 2018, these adjustments are expected to be recognized in the amount of RUB 2,062 million to increase interest-bearing loans and borrowings, and RUB 412 million to decrease deferred tax liabilities with the corresponding decrease of RUB 1,650 million recognized in accumulated deficit.

In summary, the impact of IFRS 9 adoption as of January 1, 2018 is expected to be as follows:

Millions of Russian rubles
Liabilities
Deferred tax liabilities	(412)
Interest-bearing loans and borrowings	2,062

Total liabilities	1,650

Net impact on equity, including	(1,650)

Accumulated deficit	(1,650)

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

(b) Impairment

IFRS 9 requires the Group to record expected credit losses on all of its debt securities, loans and trade receivables, either on a 12-month or lifetime basis. The Group will apply the simplified approach and record lifetime expected losses on all trade receivables. The Group has determined that, as of January 1, 2018, there is no significant impact of loss allowance on its consolidated statement of financial position.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases. IFRS 16 eliminates the classification of leases as either operating leases or finance leases and establishes a single lessee accounting model. The most significant effect of the new requirements for the lessee will be an increase in lease assets and financial liabilities. The new standard effective January 1, 2019 replaces the previous leases standard, IAS 17 Leases, and the related interpretations.

The Group plans to apply IFRS 16 starting from the respective effective date and to use the cumulative catch-up transition method in IFRS 16 when first applying the Standard. The Group is currently assessing the impact of the standard on the consolidated financial statements and expects a significant impact on its statement of financial position and equity.

IFRS 15 Revenue from Contracts with Customers.

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

IFRS 15 establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

IFRS 15 provides presentation and disclosure requirements, which are more detailed than under the current IFRS. The presentation requirements represent a significant change from current practice and increase the volume and level of details of disclosures required in the Group’s consolidated financial statements. The Group expects to adopt the new standard from January 1, 2018 using full retrospective method. During 2016, the Group performed a preliminary assessment of IFRS 15, which was continued with a more detailed analysis completed in 2017.

In preparing to adopt IFRS 15, the Group is considering the following:

(a) Variable consideration

Some contracts with customers provide a right of return, trade discounts or volume rebates. IFRS 15 requires the estimated variable consideration to be constrained to prevent over-recognition of revenue. The Group does not expect that application of the constraint will result in more revenue being deferred than under current IFRS.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

The Group provides rights of return based on poor quality of product. The Group has no history of significant returns due to higher transportation cost for sending product back to supplier. The Group concluded that, when it adopts IFRS 15, there would not be any significant adjustments based on future returns.

Certain steel and mining traders and producers of the Group provide retrospective volume rebates to its customers. These amounts may subsequently be repaid in cash to the customer or are offset against amounts payable by customer. The Group applied the requirements of IFRS 15 on constraining estimates of variable consideration and concluded that no adjustments to reduce revenue from sale of goods due to volume rebates are required.

(b) Warranty obligations

The Group provides warranties to its customers under the Russian Federation Law requirements. These warranties represent assurance type warranties and do not require to provide any additional service to the Group’s customers. This type of warranties will continue to be accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, consistent with its current practice.

(c) Principal versus agent considerations

The Group is engaged into contracts, which include transportation, freight services. Under certain agreements, the Group is responsible for providing shipping services after the date at which control of the goods passes to the customer at the loading port or place. Under IAS 18, the Group recognises such shipping and other freight revenue and accrues the associated costs in full on loading whereas under IFRS 15, freight and transportation services are required to be accounted for as separate performance obligations with revenue recognised over time as the service is rendered. The railway transportation service inside Russia is provided by the carrier Russian Railways JSC. When control is transferred to the customer at a point when goods are accepted by the first carrier the Group will account for two separate performance obligations: the obligation to provide goods to the customer and the obligation to arrange the delivery (transportation, freight) of goods to the customer. In these contracts, the Group is not primarily responsible for fulfilling the promise to provide transportation and the Group acts as an agent. For agent services related to transportation of goods sold, when cost of transportation is included into the goods price, the revenue and selling expenses should be adjusted by approximately RUB 3,300 million for the year ended December 31, 2017 and recognised on a net basis.

(d) Presentation and disclosure requirements

The Group expects that the notes to the consolidated financial statements will be expanded because of the disclosure of significant judgements made: when determining the transaction price of those contracts that include variable consideration, how the transaction price has been allocated to the performance obligations, and the assumptions made to estimate the stand-alone selling prices of each performance obligation. Also, extended disclosures are expected due to significant judgements made when assessing the contracts if the Group conclude that it acts as an agent instead of a principal. Additionally, the Group will disaggregate revenue recognised from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

4.	Going concern

The economic environment and economic conditions in the major segments of the Group’s operations retain uncertainty about the level of demand for the Group’s products, the pricing of major products mined or

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

manufactured by the Group, operation and financial results, the availability of free cash flow for repayment or ability to refinance and restructure current liabilities.

As of December 31, 2017, the Group’s total liabilities exceeded total assets by RUB 244,133 million.

In 2017, the Group finalized the debt restructuring of credit facilities with Gazprombank, Sberbank, VTB and Vnesheconombank (VEB) which represent the majority of the Group’s credit portfolio. However, as of December 31, 2017, restructuring was not finalized with respect to the Group’s credit facilities with the foreign banks and lenders such as pre-export facility creditors and ECA-covered loans creditors and therefore the Group was not in compliance with the payment schedules under certain credit facilities and a number of financial and non-financial covenants contained in the Group’s loan agreements totaling to RUB 411,985 million. As of December 31, 2017, the Group’s debt on demand was RUB 414,760 million, including RUB 284,156 million of long-term debt classified as short-term debt as no debt restructuring was finalized with respect to the Group’s credit portfolio and cross-default provisions, and RUB 21,573 million of fines and penalties accrued on overdue debt and overdue interest. As of the date of approval of the consolidated financial statements, these breaches constitute an event of default and, as a result, the lenders may request accelerated repayment of a substantial portion of the Group’s debt. The Group does not have the resources to enable it to comply with such accelerated repayment requests immediately. However, on December 29, 2017, the Group signed the lock-up agreement with pre-export facility lenders in order to facilitate the pre-export facility restructuring in the future. It will pursue to reach the restructuring agreements with other lenders, including ECA-covered loans creditors.

The management has concluded that the existing uncertainty about the Group’s availability of free cash flow for repayment or ability to refinance and restructure current liabilities described above represents a material uncertainty that casts significant doubt upon the Group’s ability to continue as a going concern. Based on management’s plans and actions undertaken as noted herein, management believes that the Group will achieve restructuring with all of its lenders and secure adequate financing to continue in operational existence for the foreseeable future. The management’s strategy includes enhancement of crude steel production, increase in sales of the major steel products as well as diversifying products range into specialty products, rails and beams targeting higher marginal market niches. Together with the further development of the Group’s mining assets providing additional volumes of high-grade coking coal both to the Russian consumers and to exports markets the Group expects it to result in an increase in profitability. The Group’s detailed monthly operational plans include further optimization of the costs structure and on-going control over the production costs and selling expenses.

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

The equity capital of the Group was formed by injecting shares of its operating subsidiaries into Mechel PAO. This together with obtaining profits allowed the Group to raise debt to finance major investment projects as well as to acquire new companies. Although it has always been the Group’s priority to create and grow the shareholders’ value, during the past several years, the Group has become more focused on managing its debt, which has been the major source for expansion and growth.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

Metals and mining industry is known for its capital intensive investment cycle requiring secure long-term financing. In 2012-2015, high price volatility on the coal seaborne market and metal market resulted in the decrease in the Group’s operating profit and impairments of non-current assets. Devaluation of the national currency (Russian ruble) affected the amount of foreign exchange losses and increase in cost of financing on local and foreign debt markets. These facts became the major reason for the losses incurred by the Group in the past and resulted in a negative equity. At the meantime the amount of the total Group’s debt denominated in U.S. dollar decreased from $2,963 million (RUB 96,989 million at exchange rate as of December 31, 2013) at the end of 2013 to $1,772 million (RUB 102,040 million at exchange rate as of December 31, 2017) at the end of 2017, which is a result of partial repayment of U.S. dollar-denominated debt and conversion of U.S. dollar-denominated debt into RUB-denominated loans during the restructuring process.

Given current economic circumstances and the amount of debt, the Group’s primary objective is to focus on resolving the debt issues through a long-term restructuring of the loan portfolio and bringing down both cost of financing and actual interest payments as well as use of all available free cash flow for repayment of debt. The Group’s long-term policy is to maintain a strong capital base to maintain investor, creditor and market confidence and to ensure sustainable future development of the business. The Group’s management constantly monitors profitability and leverage ratios. The Group’s capital management has always been based on a number of covenants, of which ‘Net Debt to EBITDA’ and ‘EBITDA to Net Interest Expense’ are the main indicators the management uses for control. The level of dividends is monitored by the Board of Directors of the Group.

The Group was required to comply with the following ratios under the most significant loan agreements as of December 31, 2017:

Restrictive covenant	Requirement	Actual as of December 31, 2017
Mechel’s EBITDA to Net Interest Expense	Shall not be less than 1.50:1.0	1.78:1.0
Mechel’s EBITDA to Consolidated Financial Expense	Shall not be less than 1.50:1.0	1.86:1.0
Mechel’s Net Debt to EBITDA	Not exceed 8.0:1.0	6.35:1.0
Mechel’s Total Debt to EBITDA	Not exceed 5.5:1.0	6.07:1.0
Mechel’s Cash flow from operating activities to EBITDA	Shall not be less than 0.8:1.0	0.78:1.0
Mechel’s EBITDA to Revenue	Shall not be less than 0.2:1.0	0.27:1.0

The Group was required to comply with the following ratios under the most significant loan agreements as of December 31, 20161:

Restrictive covenant	Requirement	Actual as of December 31, 2016
Mechel’s EBITDA to Net Interest Expense	Shall not be less than 1.25:1.0	1.36:1.0
Mechel’s EBITDA to Consolidated Financial Expense	Shall not be less than 1.25:1.0	1.28:1.0
Mechel’s Net Debt to EBITDA	Shall not exceed 9.00:1.0	7.18:1.0
Mechel’s Total Debt to EBITDA	Shall not exceed 7.50:1.0	7.48:1.0

[1]	Detailed information in respect of restrictive covenant calculations is presented in Note 11.1.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

In 2012-2015, following a sudden fall of the commodity markets the Group violated most of such covenants and defaulted on major credit facilities of interest and debt payments. Limited free cash flow available for debt service forced the Group to start negotiations with creditors about review of schedule of the debt maturity profile. Current restructuring arrangements with major creditors are aimed at rescheduling repayment of principal, gradual amortisation and decrease in interest payments by partial capitalization.

Cost of debt is also important for the Group’s capital management. Throughout the restructuring process, the Group changed the floating interest rates dependent on the Russian money market (Mosprime rate) to the key rate of the Central Bank of Russia, which is less volatile and better represents the cost of funds for the local banks set by the Central Bank of Russia. The management believes that it will allow the Group to avoid sudden splashes in the cost of debt due to temporary demand/supply fluctuations. In 2016, under the restructuring agreements, the outstanding balance of U.S. dollar-denominated long-term loans was partially converted from U.S. dollar into Russian ruble, which will allow to reduce the cost of foreign currency fluctuations. On the foreign currency indebtedness, the Group’s finance cost is based on the floating LIBOR/EURIBOR, which remains comparatively low. In September 2017, Vnesheconombank and the Group signed a loan agreement which provided an extention of the debt’s maturity until the second quarter of 2022. In December 2017, the Group has obtained consent of more than 75% by value and the majority in number of the pre-export facility participants to implement the restructuring of such facilities.

The main goal for the Group is to achieve long-term restructuring of the loan portfolio with a grace period for repayment of debts and gradual decrease in debt balance, which will permit to restore working capital, improve efficiency of operations and provide ability to sustain full service of debt in accordance with newly agreed repayment schedules as well as use of all available free cash flow for repayment of debt through cash sweep mechanism, which stipulates that all available cash flow above agreed minimum level shall be used for earlier repayment of debts to major creditors.

In June 2016, a 49% stake in the Elga coal complex (OOO Elgaugol, Elga-road OOO and Mecheltrans Vostok OOO) was sold to Gazprombank by exercising an option held by Gazprombank for a total consideration of RUB 34,300 million. All proceeds received from the sale of the shares were used for repayment of the Group’s debt re-assigned from Sberbank to Gazprombank, and to repay overdue payment to Sberbank. Simultaneously with the sale of a 49% stake, a put option in respect of this stake was granted to Gazprombank (see Note 6).

The objectives, policies and processes for managing capital during the years ended December 31, 2017 and 2016 were not changed.

6.	Business combinations and changes in non-controlling interests

There were no new business combinations in the years ended December 31, 2017, 2016 and 2015.

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

The following table summarizes changes in non-controlling interests for the years ended December 31, 2017, 2016 and 2015:

Balance at December 31, 2014	8,253

Change in non-controlling interests in existing subsidiaries of the Group (Note 24)	(2,842)
Profit for the period	535
Other comprehensive income/(loss)	2

Balance at December 31, 2015	5,948

Change in non-controlling interests in existing subsidiaries of the Group	(4)
Reversal of unclaimed declared dividends to non-controlling interests upon expiration of limitation period	35
Dividends declared to non-controlling interests	(3)
Profit for the period	1,706
Other comprehensive income/(loss)	4

Balance at December 31, 2016	7,686

Change in non-controlling interests in existing subsidiaries of the Group (Note 24)	590
Dividends declared to non-controlling interests	(359)
Profit for the period	1,013
Other comprehensive income/(loss)	3

Balance at December 31, 2017	8,933

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

Simultaneously with the sale of a 49% stake in the target companies a put option with fixed price and annual interest at the key rate of the Central Bank of Russia plus 2% was granted to Gazprombank to sell the stake (in full or in part) in the target companies to the Group within three years following a five-year grace period or in case of a breach of conditions stipulated by such agreement. This allowed the Group to retain control over 100% of shares and therefore this transaction in fact represents a financial liability. Put options are signed by Yakutugol and Mecheltrans (sellers of the stakes in target companies) and are guaranteed by Mechel Mining and SKCC. If the Group fails to perform under these put options Gazprombank has the right to buy out (call option) the remaining stakes owned by the Group in the target companies and a 100% stake in Mechel Port Vanino. A 1.99% stake in each of the target companies is pledged in favor of Gazprombank as a security for the call option.

For accounting for this financial liability see Note 11.4.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

7.	Material partly-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests is provided below.

Proportion of equity interest held by non-controlling interests:

Name	At December 31, 2017	At December 31, 2016
SKCC and subsidiaries*	0.9%	3.4%
Kuzbass Power Sales Company (KPSC)	27.9%	27.9%
Chelyabinsk Metallurgical Plant (CMP)	5.8%	5.9%
Southern Urals Nickel Plant (SUNP)	15.9%	15.9%
Beloretsk Metallurgical Plant (BMP)	8.6%	8.6%
Korshunov Mining Plant (KMP)	10.0%	10.0%
Urals Stampings Plant (USP)	6.2%	6.2%
Izhstal	10.0%	10.0%

*	Hereinafter SKCC and subsidiaries are represented by Southern Kuzbass Coal Company (SKCC), Tomusinsky Open Pit Mine (TOPM), Tomusinsky Energoupravlenie.

The summarised financial information for these subsidiaries is provided below. This information is based on amounts before inter-company eliminations. SUNP was recognized as abandoned operations activity according to a decision to close SUNP without sale for the nine months of 2016, and year ended December 31, 2015. Therefore, SUNP’s results for the nine months period ended September 30, 2016, and for the year ended December 31, 2015 are not disclosed in summarised statements of profit and loss and summarized cash flow information below. The SUNP’s results for the fourth quarter of 2016 are disclosed in summarised statements of profit or loss below. Profit allocated to SUNP non-controlling interest was RUB 19 million and RUB 80 million for the years ended December 31, 2016 and 2015.

Summarised statements of profit (loss) and other comprehensive income (loss) for 2017:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Revenue	31,993	22,418	118,557	102	24,206	11,492	12,725	18,696
Cost of sales	(18,173)	(10,754)	(102,398)	(24)	(21,464)	(6,136)	(10,089)	(16,199)
Total selling, distribution and operating expenses, net	(7,844)	(11,182)	(11,894)	(184)	(1,634)	(5,576)	(909)	(3,486)
Total other income and (expense), net	12,769	340	(506)	531	379	2,913	1,382	(906)

Profit before tax	18,745	822	3,759	425	1,487	2,693	3,109	(1,895)
Income tax (expense) benefit	(718)	(170)	544	(85)	(91)	212	(144)	194

Profit (loss) for the year from continuing operations	18,027	652	4,303	340	1,396	2,905	2,965	(1,701)

Total comprehensive income (loss)	18,027	652	4,303	340	1,396	2,905	2,965	(1,701)

Attributable to non-controlling interests	103	182	256	54	114	281	183	(170)
Dividends paid to non-controlling interests	198	0	0	0	0	0	0	0

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

Summarised statements of profit (loss) and other comprehensive income (loss) for 2016:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Revenue	27,171	20,695	107,119	16	22,718	8,782	12,471	14,357
Cost of sales	(18,115)	(10,518)	(84,441)	(8)	(20,311)	(6,064)	(9,908)	(12,456)
Total selling, distribution and operating expenses, net	(6,284)	(9,865)	(11,261)	13	(1,746)	(3,029)	(1,035)	(1,254)
Total other income and (expense), net	3,995	274	1,209	530	(640)	2,742	756	(476)

Profit before tax	6,767	586	12,626	551	21	2,431	2,284	171
Income tax (expense) benefit	(592)	(128)	297	(27)	29	25	(170)	266

Profit for the year from continuing operations	6,175	458	12,923	524	50	2,456	2,114	437

Total comprehensive income	6,175	458	12,923	524	50	2,456	2,114	437

Attributable to non-controlling interests	241	128	757	83	4	245	132	44
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—

Summarised statements of profit (loss) and other comprehensive income (loss) for 2015:

	SKCC and subsidiaries	KPSC	CMP	BMP	KMP	USP	Izhstal
Revenue	31,169	20,723	96,126	23,605	7,784	12,591	9,902
Cost of sales	(19,842)	(11,268)	(78,995)	(21,518)	(6,400)	(9,663)	(8,589)
Total selling, distribution and operating expenses, net	(6,281)	(8,924)	(6,421)	(1,991)	(3,031)	(3,207)	5,097
Total other income and (expense), net	(27,950)	167	(9,078)	1,702	2,768	993	(1,552)

(Loss) profit before tax	(22,904)	698	1,632	1,798	1,121	714	4,858
Income tax (expense) benefit	(3,432)	(141)	665	37	26	298	(730)

(Loss) profit for the year from continuing operations	(26,336)	557	2,297	1,835	1,147	1,012	4,128

Total comprehensive (loss) income	(26,336)	557	2,297	1,835	1,147	1,012	4,128

Attributable to non-controlling interests	(565)	155	135	157	114	63	413
Dividends paid to non-controlling interests	2	—	—	—	—	—	—

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

Summarised statements of financial position as of December 31, 2017:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Current assets	43,303	3,492	44,440	7,245	10,104	11,111	11,005	4,958
Non-current assets	86,396	4,158	86,353	0	6,810	23,006	15,958	2,880
Current liabilities	(136,469)	(2,804)	(99,119)	(135)	(6,502)	(1,599)	(6,700)	(12,059)
Non-current liabilities	(4,019)	(76)	(5,252)	(192)	(145)	(390)	(160)	(1,981)

Total equity	10,789	(4,770)	(26,422)	(6,918)	(10,267)	(32,128)	(20,103)	6,202

Attributable to:
Equity holders of parent	10,990	(3,443)	(24,913)	(5,820)	(9,383)	(28,929)	(18,856)	5,587
Non-controlling interest	(201)	(1,327)	(1,509)	(1,098)	(884)	(3,199)	(1,247)	615

Summarised statements of financial position as of December 31, 2016:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Current assets	29,513	3,666	36,533	3,150	7,367	9,905	9,768	3,490
Non-current assets	89,689	3,586	83,378	3,841	8,010	22,165	15,197	5,526
Current liabilities	(138,268)	(3,025)	(92,371)	(230)	(6,291)	(1,951)	(7,700)	(8,165)
Non-current liabilities	(3,778)	(104)	(5,562)	(181)	(130)	(799)	(80)	(5,372)

Total equity	22,844	(4,123)	(21,978)	(6,580)	(8,956)	(29,320)	(17,185)	4,521

Attributable to:
Equity holders of parent	22,492	(2,974)	(20,690)	(5,534)	(8,190)	(26,401)	(16,113)	4,069
Non-controlling interest	352	(1,149)	(1,288)	(1,046)	(766)	(2,919)	(1,072)	452

Summarised cash flow information for the year ended December 31, 2017:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Operating	(3,594)	(347)	3,017	(845)	(1,532)	(1,636)	(416)	707
Investing	15,036	421	2,069	844	1,788	1,807	1,925	117
Financing	(11,445)	(45)	(4,826)	0	(323)	(172)	(1,590)	(755)

Increase (decrease) in cash and cash equivalents, net	(3)	29	260	(1)	(67)	(1)	(81)	69

Summarised cash flow information for the year ended December 31, 2016:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Operating	14,923	707	14,900	806	(491)	86	2,119	987
Investing	25,989	(554)	(8,035)	(806)	398	310	(1,226)	(33)
Financing	(41,114)	200	(6,418)	—	151	(396)	(839)	(949)

(Decrease) increase in cash and cash equivalents, net	(202)	353	447	—	58	—	54	5

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

Summarised cash flow information for the year ended December 31, 2015:

	SKCC and subsidiaries	KPSC	CMP	BMP	KMP	USP	Izhstal
Operating	11,513	924	2,586	1,622	(2,123)	1,926	803
Investing	(7,894)	(584)	(12,368)	622	2,352	(3,782)	(34)
Financing	(3,464)	(21)	9,482	(2,090)	(274)	1,557	(756)

Increase (decrease) in cash and cash equivalents, net	155	319	(300)	154	(45)	(299)	13

8.	Investments in associates

Investments in associates comprised of:

	Percent of shares held at		Investment carrying value at
Investee	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Mechel Somani Carbon (Mining segment)	51%	51%	0	—
TPTU (Mining segment)	40%	40%	183	175
TRMZ (Mining segment)	25%	25%	100	90

Total investments in associates			283	265

Mechel Somani Carbon Private Limited shares are owned by Mechel Carbon AG. The core business is distribution of metallurgical coals in the Indian market. Despite the ownership of 51% of Mechel Somani Carbon shares the Group cannot exercise control over the company. As of December 31, 2017 and 2016, the Group recognized a provision of RUB 42 million for this investment.

TPTU (Tomusinskiy Transportation Management Center) shares are owned by SKCC. The core business is provision of transportation services both to the Group’s subsidiaries and third parties.

TRMZ (Tomusinskiy Auto Repair Shop) shares are owned by SKCC. TRMZ provides repair services to the Group’s subsidiaries.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

The following table shows movements in the investments in associates:

	Mechel Somani Carbon Private Limited (Mining segment)	TPTU (Mining segment)	TRMZ (Mining segment)	Total
December 31, 2014	39	155	80	274
Share of (loss) profit	(5)	2	3	—
Exchange differences	10	—	—	10

December 31, 2015	44	157	83	284
Share of profit	—	18	7	25
Provision for impairment of investments	(42)	—	—	(42)
Exchange differences	(2)	—	—	(2)

December 31, 2016	—	175	90	265
Share of profit	0	9	9	18
December 31, 2017	0	184	99	283

9.	Related party disclosures

Note 1 provides information about the Group’s structure, including details of the subsidiaries and the holding company. The following table provides the total amount of transactions that have been entered into with the related parties in 2017, 2016 and 2015.

	2017			2016			2015
	Purchases	Sales	Other loss (income)	Purchases	Sales	Other loss (income)	Purchases	Sales	Other loss (income)
Associates	230	134	(6)	200	117	(11)	199	80	28
Controlling shareholders and entities under control of the Group’s Controlling shareholders	267	50	(33)	278	45	41	261	37	(23)

Total	497	184	(39)	478	162	30	460	117	5

As of December 31, 2017 and 2016, the Group had the following balances in settlement with related parties:

	December 31, 2017			December 31, 2016
	Receivables from	Payables to	Total outstanding, net	Receivables from	Payables to	Total outstanding, net
Associates	16	(23)	(7)	33	(55)	(22)
Controlling shareholders and entities under control of the Group’s Controlling shareholders	47	(35)	12	70	(37)	33

Total	63	(58)	5	103	(92)	11

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

(a)	Transactions with associates

The Group’s associates provide to the Group’s subsidiaries transportation and auto repair services. During the years ended December 31, 2017, 2016 and 2015, the Group purchased from its associates transportation services in the amount of RUB 98 million, RUB 114 million and RUB 105 million, respectively, and repair services in the amount of RUB 132 million, RUB 86 million and RUB 94 million, respectively.

(b)	Controlling shareholders and entities under control of the Group’s Controlling shareholders

As of December 31, 2017 and 2016, the amounts of accounts receivable fully covered by the allowance included amounts receivable of RUB 24,391 million and RUB 24,539 million, respectively, described below. In December 2013, the Group, related party (an entity wholly owned by the Controlling Shareholder) and the former Estar metallurgical plants (hereinafter referred to as “metallurgical plants”) signed an assignment agreement. Under that agreement, the Group assigned to its related party the right to collect amounts due from the metallurgical plants, and the related party is to repay this amount to the Group through November 2017. In November 2017, the Group extended the terms of repayment through 2022. The amount of receivables and allowance have been reclassified to Non-current financial assets (Note 13).

The outstanding cash balance in Coalmetbank was RUB 1,217 million and RUB 200 million as of December 31, 2017 and December 31, 2016, respectively.

(c)	Compensation to key management personnel

The total compensation to key management personnel was included in general and administrative expenses in the consolidated statement of profit (loss) and other comprehensive income (loss) and consisted of the short-term employee benefits in the amount of RUB 613 million, RUB 543 million and RUB 481 million in the years ended December 31, 2017, 2016 and 2015, respectively. There are no share-based payments to key management personnel. The Group’s directors and executive officers are also provided with voluntary medical insurance and the use of wireless services.

10.	Fair value measurement

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the consolidated financial statements:

		December 31, 2017		December 31, 2016
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Interest-bearing loans and borrowings:
— Floating rate loans	3	402,024	355,794	407,015	357,782
— Bonds	1	14,759	13,984	14,717	12,740
— Fixed rate loans	3	23,110	20,505	24,077	23,105
Other non-current financial liabilities (Note 11.4)	3	40,916	33,854	36,198	25,772
Other current financial liabilities (Note 11.5)	2	734	734	—	—

Total		481,543	424,871	482,007	419,399

Management assessed that the fair values of cash and short-term deposits, trade receivables, trade payables, bank overdrafts and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

11.	Financial assets and financial liabilities

11.1	Financial liabilities: interest-bearing loans and borrowings

The Group has the following principal and interest amounts outstanding for interest-bearing loans and bonds:

Short-term borrowings and current portion of long-term debt	December 31, 2017		December 31, 2016
	Interest rate, %	Amount of outstanding debt	Interest rate, %	Amount of outstanding debt
In Russian rubles
Banks and financial institutions	9.3-12	2,410	9.8-14.5	3,458
Corporate lenders	6.7	65	6.7	64
Weighted average interest rate for the period	11.9	0	13.9
In U.S. dollars
Banks and financial institutions	0	0	8.0	154
Weighted average interest rate for the period	0	0	8.0
In euro
Banks and financial institutions	0	0	2.8	114
Corporate lenders	0	2	—	—
Weighted average interest rate for the period	0	0	2.8
Current portion of long-term debt	0	378,063	—	391,781
Interest payable	0	20,420	—	16,916
Fines and penalties on overdue amounts	0	21,573	—	21,678

Total short-term borrowings and current portion of long-term debt		422,533		434,165

Long-term debt	December 31, 2017		December 31, 2016
	Interest rate, %	Amount of outstanding debt	Interest rate, %	Amount of outstanding debt
In Russian rubles
Banks and financial institutions	5.0-15.0	253,421	5.0-15.0	258,855
Bonds issue	8.0-14.0	14,459	8.0-15.0	14,365
Corporate lenders	6.7	5	6.7	5
Weighted average interest rate for the period	9.5	0	12.5

In U.S. dollars
Banks and financial institutions	2.2-8.9	102,040	2.2-8.2	107,346
Weighted average interest rate for the period	8.3	0	8.2

In euro
Banks and financial institutions	0.8-7.0	25,498	0.8-7.3	22,854
Weighted average interest rate for the period	2.7	0	4.5
Current part of long-term loans and borrowings		(378,063)		(391,781)

Total long-term debt		17,360		11,644

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

Aggregate scheduled maturities of the debt outstanding as of December 31, 2017 were as follows:

Payable by
On demand (current portion)	414,760
2018 (current portion)	7,773
2019	4,967
2020	6,100
2021	4,704
2022	1,589
Thereafter	0

Total	439,893

The unused portion under all credit facilities as of December 31, 2017 and 2016 was RUB 475 million and RUB 373 million, respectively.

The outstanding balances of principal amount of short-term and long-term debt by denominated currencies and major banks as of December 31, 2017 and 2016 were as follows:

Short-term and long-term debt	December 31, 2017	December 31, 2016
Russian ruble-denominated
Gazprombank	148,238	153,614
VTB	72,570	71,711
Sberbank	26,459	31,106
Bonds	14,459	14,365
Uralsib	2,214	3,116
Eurasian Development Bank	517	1,227
Raiffeisen Bank	139	490
Other	5,764	1,119

Total	270,360	276,748

U.S. dollar-denominated
Pre-export facility	57,829	60,898
Sberbank	14,626	21,811
VEB	10,090	10,147
BNP	8,894	9,251
VTB	6,172	—
MCB	4,096	5,041
Other	333	351

Total	102,040	107,499

Euro-denominated
BNP	13,504	9,460
VTB	3,334	3,214
UniCredit Bank (former Bayerische Hypo-und-Vereinsbank)	2,970	2,723
ING Bank	2,182	1,997
BNL	0	2,736
Raiffeisen Bank	411	381
Other	3,099	2,457

Total	25,500	22,968

Total short-term and long-term debt	397,900	407,215

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

(a)	Pre-export facility agreement

As of December 31, 2017, pre-export facility agreement (represented by the syndicate of lenders — UniCredit Bank, Caterpillar Financial, ING Bank N.V., VTB Capital pls and other) bears interest at 1M LIBOR plus 5.5% p.a. (or 7.5% p.a. if payments are overdue). The outstanding balances as of December 31, 2017 and 2016 were RUB 57,829 million ($1,003,964 thousand at exchange rate as of December 31, 2017) and RUB 60,898 million ($1,003,964 thousand at exchange rate as of December 31, 2016), respectively.

As of December 31, 2017, the Group’s overdue principal amount and overdue interest on pre-export facility agreement amounted to RUB 57,829 million and RUB 11,198 million, respectively, as of December 31, 2016 — RUB 60,898 million and RUB 7,123 million, respectively.

As of December 31, 2016, the Group was in the process of negotiation with the syndicate of lenders in order to reach the restructuring agreements for the pre-export credit facility. In February 2017, a number of lenders under pre-export facility agreements filed 14 requests for arbitration with the LCIA. Subsequently, the majority of banks from the syndicate renounced their claims and signed the lock-up agreement with the Group in December 2017 in order to facilitate the pre-export facility restructuring in the future. Preliminary restructuring conditions include extending the loan’s final maturity to the first quarter of 2022 and bringing the interest rate down to the level of LIBOR plus 3.5% annual interest (with the possibility of reducing it further down to LIBOR plus 3% annual interest).

(b)	VTB facilities

The outstanding balances of the ruble-denominated facilities as of December 31, 2017 and 2016 were RUB 72,570 million and RUB 71,711 million, respectively, bearing interest at 9.3% p.a.

In December 2016, the Group signed amendments to the restructuring agreements providing an extension of the repayment grace period until April 2020 and of the final maturity until April 2022 for the credit facilities of Mechel PAO, CMP, SKCC and Yakutugol in the total amount of RUB 71,711 million. The interest rate under the restructured agreements is set at the level of the key rate of the Central Bank of Russia plus 1.5% starting April 2016 (subject to increase to 2.35% through January 6, 2018, and 2.99% afterwards if certain conditions are not met). In April 2017, VTB confirmed the restructuring terms under the relevant credit facilities including an extension of the repayment grace period until 2020 and the final maturity until 2022 and annual interest rate at the level of the key rate of the Central Bank of Russia plus 1.5% for the ruble-denominated credit facilities. In accordance with the restructuring terms, the repayment of a RUB 30,000 million credit facility issued to Mechel PAO is made in equal installments within 36 months starting February 22, 2017 from the proceeds received from VTB under the credit facility issued to CMP2. Fines and penalties accrued prior to the restructuring date (December 23, 2016) were waived according to the restructured agreements (apart from the most significant amount of penalties accrued on credit facility of Mechel PAO — see details below).

In December 2016, the Group signed the prolongation agreement providing with the final maturity until April 2022 for the euro-denominated credit facility of MCAG in the amount of RUB 2,812 million (44,068 thousand euro at the exchange rate as of December 31, 2016). The outstanding balances as of December 31, 2017 and 2016 were RUB 3,334 million and RUB 3,214 million, respectively.

[2]	Cash flows arising from settlement of VTB credit facilities were disclosed on a gross basis (as cash inflows and cash outflows within financing activities in the amount of RUB 5,000 million for the year ended December 31, 2017). All payments under the credit facility issued to Mechel PAO are made upon receipt of the respective procceds from VTB under the credit facility issued to CMP.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

As part of the restructuring requirement, in January 2017, the Group signed a call option agreement with VTB providing VTB with an option to acquire preferred shares of the Group (Note 11.5).

In April 2017, the U.S. dollar-denominated credit facilities of MTAG were transferred from Sberbank to VTB according to the assignment agreement between Sberbank and VTB. The outstanding balance of these credit facilities as of December 31, 2017 was RUB 6,172 million bearing interest at 8.4% p.a.

There was no overdue principal amount and overdue interest on VTB credit facilities as of December 31, 2017 and 2016. The fines and penalties on overdue amounts of RUB 10,1963 million and RUB 10,597 million were recorded in interest-bearing loans and borrowings in the consolidated statement of financial position as of December 31, 2017 and 2016, respectively. The amount of nil, RUB 184 million and RUB 9,704 million was recorded as finance costs in the consolidated statement of profit (loss) and other comprehensive income (loss) for the year ended December 31, 2017, 2016 and 2015, respectively.

(c)	Gazprombank facilities

The outstanding balances of the ruble-denominated facilities as December 31, 2017 and 2016 were RUB 148,238 million and RUB 153,614 million, respectively, bearing interest at 9.3% p.a.

In 2015, the Group signed restructuring agreements (became effective in 2016) providing with an extension of the repayment grace period until April 2017 and of the final maturity until April 2020 for the credit facilities of SKCC, Yakutugol, CMP, Mechel Service, Mechel Energo, BMP, Port Posiet, Mechel Coke and USP in the total amount of RUB 150,809 million as of December 31, 2016. In April 2017, Gazprombank confirmed the restructuring terms under the relevant credit facilities including an extension of the repayment grace period until 2020 and of the final maturity until 2022 and annual interest rate at the level of the key rate of the Central Bank of Russia plus 1.5% for the ruble-denominated credit facilities.

As of December 31, 2017 and 2016, there was no overdue principal amount and overdue interest on Gazprombank credit facilities. The fines and penalties on overdue amounts of RUB 7,323 million and RUB 7,450 million were recorded in interest-bearing loans and borrowings in the consolidated statement of financial position as of December 31, 2017 and 2016, respectively. The amount of RUB 56 million, RUB 2,031 million and RUB 5,179 million was recorded as finance costs in the consolidated statement of profit (loss) and other comprehensive income (loss) for the year ended December 31, 2017, 2016 and 2015, respectively.

(d)	Sberbank facilities

The outstanding balances of the ruble-denominated facilities as of December 31, 2017 and 2016 were RUB 26,459 million and RUB 31,106 million, respectively, bearing interest at 9.3% p.a.

In 2016, the Group signed restructuring agreements and amicable settlements agreement approved by the courts with Sberbank. Those agreements provided with an extension of the repayment grace period until April 2017 and the final maturity until April 2020 (with possibility of extension to April 2020 and April 2022, respectively, if certain conditions are met) for credit facilities in the amount of RUB 41,436 million and with an extension of the repayment grace period until January 2017 and the final maturity until the December 2017 for credit facilities in the amount of RUB 11,481 million. In April 2017, Sberbank confirmed the restructuring terms

[3]	According to the restructuring terms, after the Group pays RUB 895 million by equal quarterly instalments within 36 months after October 13, 2015, penalties in the amount of RUB 9,761 million are to be cancelled.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

under the relevant credit facilities including an extension of the repayment grace period until 2020 and the final maturity until 2022 and annual interest rate at the level of the key rate of the Central Bank of Russia plus 1.5% for the ruble-denominated credit facilities and 3M LIBOR plus 7% for the U.S. dollar-denominated credit facilities. According to the restructuring agreements, fines and penalties were fixed at RUB 1.7 billion (at exchange rate as of December 31, 2015).

In April 2017, the U.S. dollar-denominated credit facilities of MTAG were transferred from Sberbank to VTB according to the assignment agreement between Sberbank and VTB. The outstanding balances of the U.S. dollar-denominated facilities as of December 31, 2017 and 2016 were RUB 14,626 million ($253,927 thousand at exchange rate as of December 31, 2017) and RUB 21,811 million ($359,587 thousand at exchange rate as of December 31, 2016), respectively, bearing interest at 8.4% p.a.

In October 2017, the Group signed amendment agreements with Sberbank that extend the payment of RUB 7,000 million that was due on October 15, 2017 until the end of May 2018 for the amount of RUB 2,000 million and until April 2022 for the remaining amount to be paid starting January 2020.

As of December 31, 2017 and 2016, there were no overdue principal amount and overdue interest on Sberbank credit facilities. The fines and penalties on overdue amounts of RUB 1,872 million and RUB 2,311 million were recorded in interest-bearing loans and borrowings in the consolidated statement of financial position as of December 31, 2017 and 2016, respectively. The amount of RUB 4 million, RUB 2,244 million and RUB 2,699 million was recorded as finance costs in the consolidated statement of profit (loss) and other comprehensive income (loss) for the year ended December 31, 2017, 2016 and 2015, respectively.

(e)	VEB facility

In September 2017, the Group signed a new credit agreement, providing the Group with refinancing of existing credit facilities and the final maturity until April 20224. According to the agreement, VEB provided a credit facility in the amount of up to $190 million to refinance existing credit facilities.

The Elgaugol’s outstanding balances under VEB credit facility as of December 31, 2017 and 2016 were RUB 10,090 million ($175,172 thousand at exchange rate as of December 31, 2017) and RUB 10,147 million ($167,288 thousand at exchange rate as of December 31, 2016), respectively, bearing interest at 5.5% p.a.

As of December 31, 2017, there were no overdue principal amount and overdue interest on VEB credit facilities. As of December 31, 2016, the Group’s overdue principal amount and overdue interest payable on VEB credit facilities amounted to RUB 8,882 million ($146,438 thousand at exchange rate as of December 31, 2016) and RUB 374 million ($6,163 thousand at exchange rate as of December 31, 2016), respectively. The use of proceeds under the facility is limited to the development of the Elga coal project.

There were no fines and penalties on overdue amounts recorded in interest-bearing loans and borrowings in the consolidated statement of financial position as of December 31, 2017. As of December 31, 2016, fines and penalties on overdue amounts of RUB 24 million were recorded in interest-bearing loans and borrowings in the consolidated statement of financial position. The amount of RUB 9 million, RUB 10 million and RUB 9 million was recorded as finance costs in the consolidated statements of profit (loss) and other comprehensive income (loss) for the years ended December 31, 2017, 2016 and 2015, respectively.

[4]	Cash flows arising from refinancing of VEB credit facilities were disclosed on the gross basis.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

(f)	Bonds

On July 30, 2009, Mechel PAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of RUB 5,000 million. The coupon interest rate as of December 31, 2017 amounted to 11.5% p.a. The maturity date is July 15, 2021. The balance outstanding as of December 31, 2017 was RUB 1,321 million, including RUB 352 million classified as short-term debt and RUB 969 million classified as long-term debt.

On September 7, 2010, Mechel PAO placed two issues of 5,000,000 ruble-denominated bonds each in an aggregate principal amount of RUB 10,000 million. The coupon interest rate as of December 31, 2017 amounted to 14.0% p.a. The maturity date is February 25, 2020. The balance outstanding as of December 31, 2017 was RUB 3,164 million, including RUB 973 million classified as short-term debt and RUB 2,191 million classified as long-term debt.

On February 22, 2011, Mechel PAO placed two issues of 5,000,000 ruble-denominated bonds each in an aggregate principal amount of RUB 10,000 million. The coupon interest rate as of December 31, 2017 amounted to 8.0% p.a. The maturity date is February 9, 2021. The balance outstanding as of December 31, 2017 was RUB 820 million and was classified as long-term debt that should be paid in 2021.

On June 9, 2011, Mechel PAO placed two issues of 5,000,000 ruble-denominated bonds each in an aggregate principal amount of RUB 10,000 million. The coupon interest rate as of December 31, 2017 amounted to 12.1% p.a. The maturity date is May 27, 2021. The balance outstanding as of December 31, 2017 was RUB 5,696 million, including RUB 1,583 million classified as short-term debt and RUB 4,113 million classified as long-term debt.

On June 14, 2011, Mechel PAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of RUB 5,000 million. The coupon interest rate as of December 31, 2017 amounted to 12.1% p.a. The maturity date is June 1, 2021. The balance outstanding as of December 31, 2017 was RUB 3,458 million, including RUB 988 million classified as short-term debt and RUB 2,470 million classified as long-term debt.

(g)	Other loans

Other loans represent Russian ruble, U.S. dollar and euro-denominated long-term and short-term loans bearing interest at 0.8%-15% p.a. The outstanding balance under other loan agreements amounted to RUB 44,123 million and RUB 40,350 million as of December 31, 2017 and 2016, respectively.

As of December 31, 2017, the Group’s overdue principal amount and overdue interest on other loans amounted to RUB 17,409 million and RUB 1,527 million, respectively, as of December 31, 2016 — RUB 11,447 million and RUB 1,120 million, respectively. The fines and penalties on overdue amounts of RUB 2,182 million and RUB 1,276 million were recorded in interest-bearing loans and borrowings in the consolidated statement of financial position as of December 31, 2017 and 2016, respectively. The amount of RUB 1,038 million, RUB 642 million and RUB 769 million was recorded as finance costs in the consolidated statements of profit (loss) and other comprehensive income (loss) for the year ended December 31, 2017, 2016 and 2015, respectively. The amount of RUB 149 million of waived fines and penalties (due to the restructuring of Eurasian Development Bank credit facilities) was recorded as finance income in the consolidated statements of profit (loss) and other comprehensive income (loss) for the year ended December 31, 2017.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

In 2010-2016, the Group signed revolving credit agreements for working capital financing up to RUB 3,334 million with several banks. These revolving credit lines allow the Group to withdraw, repay and re-draw in the agreed amounts, timing and number of times until the arrangement expires. Borrowings bear interest at 5.3-7.0% p.a.

(h)	Pledges

In order to secure bank financings, the Group pledged shares in certain key subsidiaries, including 100% - 1 share of Yakutugol, 95% + 4 shares of SKCC, 91.66% of CMP, 50% + 2 shares of common shares of BMP, 80% + 3 shares of KMP, 87.5%+3 shares of Mechel Mining, 80% - 5 shares of USP, 33.33% + 1 share of common shares of Izhstal, 25% + 1 share of Port Posiet, 50.99% of Elgaugol, 25% of registered capital of Mecheltrans, 100% of registered capital of Fincom-invest OOO, 25% of BFP, 25% of Port Temryuk, 1.99% of Mecheltrans Vostok OOO, 1.99% of Elga-road as of December 31, 2017.

As of December 31, 2017 and 2016, the carrying value of property, plant and equipment pledged under the loan agreements amounted to RUB 121,926 million and RUB 117,047 million, respectively (Note 16). Carrying value of inventories pledged under the loan agreements amounted to RUB 2,450 million and RUB 3,668 million as of December 31, 2017 and 2016, respectively. Accounts receivable pledged as of December 31, 2017 and 2016 amounted to RUB 372 million and RUB 238 million, respectively. Additionally, CMP pledged its rights to receive future payments (revenue) related to the contract with Russian Railways JSC in the amount of RUB 5,760 million ($100 million).5

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

[5]	CMP’s accounts receivable from Russian Railways JSC as of December 31, 2017 amounted to RUB 1,045 million.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

The Group was required to comply with the following ratios under the most significant loan agreements as of December 31, 20176:

Restrictive covenant	Requirement	Actual as of December 31, 2017
Mechel’s EBITDA to Net Interest Expense	Shall not be less than 1.50:1.0	1.78:1.0
Mechel’s EBITDA to Consolidated Financial Expense	Shall not be less than 1.50:1.0	1.86:1.0
Mechel’s Net Debt to EBITDA	Shall not exceed 8.00:1.0	6.35:1.0
Mechel’s Total Debt to EBITDA	Shall not exceed 5.50:1.0	6.07:1.0
Mechel’s Cash flow from operating activities to EBITDA	Shall not be less than 0.80:1.0	0.78:1.0
Mechel’s EBITDA to Revenue	Shall not be less than 0.20:1.0	0.27:1.0

As of December 31, 2017, the Group was in compliance with the majority of Group’s restrictive financial covenants under the restructured loan agreements with the Russian state banks (Gazprombank, Sberbank and VTB). However, the Group was not in compliance with covenants set by the loan agreements with Gazprombank and Sberbank (such as Total Debt to EBITDA ratio and Cash flow from operating activities to EBITDA ratio). The Group was not in compliance with covenants contained in the loan agreements with foreign banks (such as Net Borrowings to EBITDA ratio, EBITDA to Net Interest Expense ratio and targeted amount of Adjusted Shareholder’s Equity). There was a default on payments of principal and interest in the amount of RUB 75,237 million and RUB 12,725 million, respectively, which is represented primarily by the default of the pre-export facility agreement (Note 11.1(a)) and ECA-covered loans (represented by the credit facilities of BNP, BNL, ING, Raiffeisen Bank and other international banks — Note 11.1(g)). As a result, the long-term debt of RUB 284,156 million was reclassified to short-term liabilities as of December 31, 2017.

11.2	Financial instruments risk management objectives and policies

The Group is exposed to foreign currency risk, credit risk and liquidity risk. Management reviews and agrees policies for managing each of these risks, which are summarised below.

Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability, but can also increase the risk of losses. The Group has procedures with the objective of minimizing such losses such as maintaining sufficient cash and other highly liquid current assets to meet its liabilities as and when they fall due.

As of December 31, 2017, the Group was in breach of a number of financial and non-financial covenants contained in the Group’s loan agreements which led to cross-defaults under other loan and finance lease agreements, permitting the respective lenders under such other facilities to accelerate the payment of principal and interest under their loans.

[6]	Net Debt and Total Debt are calculated according to the respective definitions set by the credit agreements. Generally, Total Debt includes outstanding loans, finance lease, bonds and other finance liability balances; Net Debt is equal to Total Debt less cash and cash equivalents, and excludes Net Debt of Elgaugol (set by the VTB credit facility).

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

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

	Maturity
	On demand	Within 1 year	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years	Total
At December 31, 2017
Loans and borrowings, including interest payable	416,316	9,959	6,678	7,293	5,215	1,651	447,112
Finance lease liabilities	4,075	4,625	633	584	557	526	11,000
Trade and other payables	394	29,540	542	166	0	0	30,642
Other financial liabilities	0	869	0	0	55,905	0	56,774

	Maturity
	On demand	Within 1 year	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years	Total
At December 31, 2016
Loans and borrowings, including interest payable	428,597	8,496	4,688	4,648	3,593	2,455	452,477
Finance lease liabilities	7,857	4,456	280	106	83	61	12,843
Trade and other payables	435	37,231	448	181	—	—	38,295
Other financial liabilities	—	—	—	—	—	60,475	60,475

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

The contractual credit period for sales of goods is about 30 days on average. No interest is charged on trade receivables.

An impairment analysis is performed at each reporting date on an individual basis for major clients. In addition, a large number of minor receivables are grouped into homogenous groups and assessed for impairment collectively. The calculation is based on actual incurred historical data.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

The maximum exposure to credit risk arising from the Group’s financial assets is presented as follows:

	December 31, 2017	December 31, 2016
Restricted cash (excluding cash on hand)	20	24
Trade and other receivables	18,825	19,121
Other financial assets	795	415
— Promissory notes	210	208
— Loans issued	571	61
— Bonds	14	13
— Deposits	0	133

Total	19,640	19,560

Foreign currency risk

Foreign currency risk is the risk that the value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchanges rates. This risk arises when commercial transactions and recognised assets and liabilities are denominated in a currency different from the Group’s functional currencies.

The Group undertakes transactions denominated in foreign currencies and consequently is exposed to foreign currency risk. Approximately 22% of the Group’s sales are denominated in U.S. dollars and 12% of the Group’s sales are denominated in euro, 28% of the Group’s borrowings are denominated in U.S. dollars and 6% of the Group’s borrowings are denominated in euro. The Group does not have formal arrangements to mitigate foreign currency risk. However, management of the Group believes that the foreign currency risk is partly mitigated for the Group by the situation where approximately 34% of total sales of the Group are denominated in U.S. dollars and euros that reduces the negative impact of changes in exchange rates for the Group’s borrowings and purchases denominated in foreign currencies, mostly in U.S. dollars.

The Group’s exposure at the reporting date to foreign currency risk arising from recognised assets and liabilities denominated in a currency other than the functional currency of the entity to which they relate to is set out in the table below:

Assets and liabilities denominated in U.S. dollars	December 31, 2017	December 31, 2016
Current assets	829	225
Receivables	111	156
Cash and cash equivalents	718	69

Current liabilities	(118,677)	(124,281)
Short-term loans and borrowings	(112,277)	(113,327)
Short-term payables	(5,614)	(9,433)
Short-term finance lease liability	(786)	(1,521)

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

Assets and liabilities denominated in euro	December 31, 2017	December 31, 2016
Current assets	746	534
Receivables	711	353
Cash and cash equivalents	35	181

Non-current liabilities	(88)	(38)
Long-term loans and borrowings	0	(38)
Long-term finance lease liability	(88)	—

Current liabilities	(27,399)	(23,766)
Short-term loans and borrowings	(25,304)	(22,817)
Short-term payables	(2,064)	(838)
Short-term finance lease liability	(31)	(111)

Currency exchange rates	December 31, 2017	December 31, 2016
U.S. dollar	57.6002	60.6569
Euro	68.8668	63.8111

Sensitivity analysis

The table below demonstrates the Group’s sensitivity to a devaluation of the Russian ruble against U.S. dollar and euro which management believes is an appropriate measure in the current market conditions and which would impact its operations:

	Change in U.S. dollar to Russian ruble exchange rate	Effect on profit before tax	Change in Euro to Russian ruble exchange rate	Effect on profit before tax
2015
	+40%	119,557	+40%	11,082
	-15%	(44,834)	-15%	(4,156)
2016
	+20%	24,811	+20%	4,654
	-20%	(24,811)	-20%	(4,654)
2017
	+10%	11,785	+10%	2,674
	-10%	(11,785)	-10%	(2,674)

Interest rate risk

Interest rate risk is the risk that changes in floating interest rates will adversely impact the financial results of the Group. As of December 31, 2017 and 2016, the shares of the borrowings with floating rates in the total amount of the borrowings were 95% (incl. Mosprime – 0.03%, key rate of the Central Bank of Russia – 66%, LIBOR, EURIBOR and others – 29%) and 91% (incl. Mosprime – 0.1%, key rate of the Central Bank of Russia – 62%, LIBOR, EURIBOR and others – 29%), respectively.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

The table below demonstrates the Group’s sensitivity to the change of floating rates.

	Increase/ decrease in MosPrime and Central Bank of Russia rate (%)	Effect on profit before tax	Increase/ decrease in LIBOR (%)	Effect on profit before tax	Increase/ decrease in EURIBOR (%)	Effect on profit before tax
2015
	+6%	3,312	+0.5%	662	+0.25%	62
	-5%	(2,760)	-0.12%	(159)	-0.25%	(62)
2016
	+2%	4,943	+0.6%	736	+0.12%	28
	-4%	(9,887)	-0.08%	(98)	-0.08%	(19)
2017
	+1%	2,744	+0.48%	500	+0.04%	8
	-2%	(5,488)	-0.24%	(250)	-0.08%	(16)

11.3	Other current financial assets

In November 2011, the owners of the metallurgical plants (refer to Note 9(b)) and the Group entered into a loan agreement pursuant to which a loan of $944,530 thousand (RUB 28,433 million at exchange rate as of November 10, 2011) was granted by the Group. The loan consists of several tranches which bear interest at the range of 1-8.5% p.a. To secure the loan, shares in the major metallurgical plants (or shares in parent companies of such metallurgical plants) were pledged. The proceeds from this loan were used by the metallurgical plants to repay most of the accounts receivable owed to the Group. According to the loan agreement, in the event that the loan is not repaid at maturity (September 30, 2012), the Group was entitled to enforce the pledge over the pledged metallurgical plants assets and thereby take control of these assets subject to approval from the Russian Federal Antimonopoly Service. The Group has not taken possession of assets provided as collateral because these entities are under the bankruptcy procedure and burdened with substantial amount of debt.

The Group evaluates the recoverability of the loan based on the fair value of the pledged assets. As of December 31, 2017, 2016 and 2015, this loan in the amount of RUB 9,800 million, RUB 50,320 million and RUB 60,620 million, respectively, was fully provided for as the fair value of the pledged assets was nil as at these dates. In 2017, this loan was partially written off in the amount of $664,556 thousand (RUB 39,297 million as at exchange rate at March 14, 2017) due to liquidation of certain debtors.

11.4	Other non-current financial liabilities

The Group recognized other non-current financial liabilities under the put option of Gazprombank (see Note 6) in the amount of RUB 40,260 million as of December 31, 2017 and RUB 36,198 million as of December 31, 2016 (estimated at the present value of the consideration to be transferred upon the exercise of the put option discounted at the key rate of the Central Bank of Russia plus 2%). The respective finance cost was recognized in the consolidated statement of profit (loss) and other comprehensive income (loss) in the amount of RUB 4,062 million and RUB 1,898 million for 2017 and 2016, respectively (Note 25.5).

11.5	Other current financial liabilities

As a part of the restructuring requirements of the credit facility with VTB, in January 2017, the Group signed a call option agreement with VTB providing VTB with an option to acquire a 5% stake (6,937,846

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

preferred shares) of the preferred shares of the Group at a price of 47.3682 rubles per share or to pay cash to VTB in the amount calculated as a difference between the weighted average market value of preferred shares for the last six months from the date of the call from the VTB and the price of 47.3682 rubles per share or combination of these two options. Until the execution of the call option 6,937,846 preferred shares are pledged.

At the date of the call option agreement, the Group recognized the financial liability at fair value in the amount of RUB 815 million. The corresponding amount was capitalized as restructuring fees within Interest-bearing loans and borrowings considering this call option agreement as part of the restructuring requirement.

In April 2017, VTB notified the Group of its decision to exercise the option. The Group has requested to extend the start day of the option period by one year till April 1, 2018. On August 9, 2017, the Group and VTB signed an amendment agreement postponing the option period start date till April 1, 2018, removing an option to acquire 5% of preferred shares and granting VTB the right to receive only a cash consideration in the amount equal to the higher of RUB 620 million or the amount calculated as a difference between the weighted average market value of preferred shares for the last six months from the date of the call from VTB and the price of 47.3682 rubles per share multiplied by the number of option shares. Respective financial liability is accounted for at fair value and was included in other current financial liabilities in the amount of RUB 734 million as of December 31, 2017.

12.	Inventories

	December 31, 2017	December 31, 2016
Raw materials	15,050	13,666
Work in progress	6,990	5,654
Finished goods and goods for resale	15,950	15,907

Total inventories at the lower of cost and net realizable value	37,990	35,227

During 2017, RUB 470 million (2016: RUB 364 million, 2015: RUB 1,003 million) was recognised as an expense within cost of sales for inventories carried at net realisable value. The amount of inventories recognised as an expense during the period was RUB 102,613 million for 2017 (2016: RUB 95,019 million, 2015: RUB 100,577 million).

13.	Trade and other receivables

	December 31, 2017	December 31, 2016
Trade receivables, including	23,878	24,325
— domestic customers	19,064	20,436
— foreign customers	4,814	3,889
Other receivables	3,967	28,670

Total trade and other receivables	27,845	52,995
Less allowance for doubtful accounts	(9,083)	(33,941)

Total accounts receivable, net	18,762	19,054

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

As of December 31, 2016, receivables from related parties in the amount of RUB 24,539 million are included into Other receivables. The amounts are fully covered by the allowance (Note 9(b)).

As of December 31, 2017 and 2016, the ageing analysis of trade receivables was as follows:

	December 31, 2017	December 31, 2016
Total receivables	27,845	52,995

Past due but not impaired
=<30 days	2,423	2,739
31-60 days	503	528
61-90 days	180	201
91-180 days	332	476
181-365 days	314	362
>1 year	214	183

Total past due but not impaired	3,966	4,489

Receivables that were past due but not impaired amounted to RUB 3,966 million and RUB 4,489 million as of December 31, 2017 and 2016, respectively. Based on past experience, management believes that no allowance is necessary in respect of receivables that were past due but not impaired as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

The movements in the allowance for doubtful accounts on trade and other receivables were as follows:

Total
At December 31, 2014	(38,882)
Charge for the year	(1,152)
Utilised amounts	261
Disposal of subsidiaries	10
Reclassified in assets of disposal group held for sale	25
Exchange rate difference	(480)

At December 31, 2015	(40,218)
Charge for the year	(613)
Utilised amounts	6,637
Disposal of subsidiaries	11
Exchange rate difference	242

At December 31, 2016	(33,941)
Charge for the year	(343)
Utilised amounts	603
Reclassified to non-current financial assets (Note 9)	24,391
Exchange rate difference	207

At December 31, 2017	(9,083)

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

14.	Other current and non-current assets

	December 31, 2017	December 31, 2016
Other current assets
Prepayments and advances	4,049	3,873
Input VAT and other taxes recoverable	3,413	3,000
Other current assets	127	69

Total prepayments and other current assets	7,589	6,942

	December 31, 2017	December 31, 2016
Other non-current assets
Deferred assets from sale and lease back	273	306
Other non-current assets	485	585

Total other non-current assets	758	891

Generally in Russia, VAT related to sales is payable to the tax authorities on an accrual basis based upon invoices issued to the customer. VAT incurred on purchases may be reclaimed, subject to certain restrictions, against VAT related to sales.

Reversal of provision for advances issued of RUB 11 million, provision for advances issued of RUB 185 million and RUB 355 million were included in Provision for doubtful accounts in the consolidated statement of profit (loss) and other comprehensive income (loss) for the years ended December 31, 2017, 2016 and 2015.

15.	Cash and cash equivalents

	December 31, 2017	December 31, 2016
Cash on hand	7	8
Cash at banks, including
— in Russian rubles	617	683
— in U.S. dollars	1,377	482
— in euro	305	404
— in other currencies	146	109
Other cash and cash equivalents	0	3

Total cash and cash equivalents	2,452	1,689

For the purpose of the consolidated statement of cash flows, bank overdrafts are deducted from cash and cash equivalents in the amount of RUB1,229 million and RUB 236 million as of December 31, 2017 and 2016, respectively. As of December 31, 2017 and 2016, the Group had short-term deposits included in cash at banks of RUB 1,062 million and nil, respectively. As of December 31, 2017 and 2016, the amount of RUB 24 million and RUB 24 million, respectively, was restricted for use by regulatory requirements. As of December 31, 2017 and 2016, the Group had available RUB 475 million and RUB 373 million, respectively, of undrawn committed borrowing facilities.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

Reconciliation between the changes in liabilities arising from financing activities including both changes arising from cash flows and non-cash changes:

	Interest-bearing loans and borrowings	Finance lease liabilities	Deferred payments for acquisition of assets	Put option of Gazprombank	Other current financial liabilities	Deferred consideration paid for the acquisition of subsidiaries in prior periods
At December 31, 2014	395,864	15,359	—	—	—	15,888
Cash flows	(24,775)	(4,309)	—	—	—	(4,819)
Foreign exchange movement	65,568	481	—	—	—	3,730
Changes in fair value	—	—	—	—	—	—
Other changes, including interest	59,325	2,457	—	—	—	—
At December 31, 2015	495,982	13,988	—	—	—	14,799
Cash flows	(70,084)	(5,217)	—	34,300	—	(4,732)
Foreign exchange movement	(25,303)	(351)	—	—	—	(2,035)
Changes in fair value	—	—	—	1,898	—	—
Other changes, including interest	45,214	2,176	1,052	—	—	—
At December 31, 2016	445,809	10,596	1,052	36,198	—	8,032
Cash flows	(42,480)	(4,801)	(455)	0	0	(3,652)
Foreign exchange movement	(3,942)	(67)	0	0	0	(370)
Changes in fair value	0	0	0	4,062	(81)	0
Other changes, including interest	40,506	3,626	1,083	0	815	0
At December 31, 2017	439,893	9,354	1,680	40,260	734	4,010

The table above does not include dividends paid of RUB 978 million, RUB 7 million and RUB 5 million, acquisition of non-controlling interests in subsidiaries of RUB 3,358 million, nil and RUB 1 million and fines and penalties on overdue finance leases of RUB 13 million, RUB 129 million and RUB 524 million for the years ended December 31, 2017, 2016 and 2015, respectively. The amounts presented in other changes are primarily attributable to interest accrued of RUR 41,528 million, RUR 45,664 million and RUR 40,337 million for the years ended December 31, 2017, 2016 and 2015, respectively.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

16.	Property, plant and equipment

	Land	Buildings and constructions	Operating machinery and equipment	Transportation vehicles	Other equipment	Construction- in-progress	Mining plant and equipment	Railway Ulak-Elga	Total
Cost
At December 31, 2014	3,122	73,577	114,942	30,902	1,299	102,538	14,109	—	340,489
Additions	—	417	1,052	508	29	4,249	719	—	6,974
Change in rehabilitation provision	—	49	—	—	—	—	232	—	281
Transfers	59	4,886	1,607	171	24	(78,565)	14	71,804	—
Disposals	(10)	(474)	(3,196)	(1,170)	(156)	(1,378)	(156)	—	(6,540)
Exchange differences	142	(190)	(174)	(12)	40	(8)	—	—	(202)

At December 31, 2015	3,313	78,265	114,231	30,399	1,236	26,836	14,918	71,804	341,002

Additions	—	504	1,428	549	25	5,027	542	—	8,075
Change in rehabilitation provision	—	346	—	—	—	—	(212)	—	134
Transfers	1	2,435	2,610	180	(209)	(8,393)	389	2,987	—
Disposals	(75)	(3,050)	(3,266)	(1,717)	(169)	(2,330)	(536)	—	(11,143)
Exchange differences	(190)	(841)	(675)	(120)	(61)	(6)	(1)	—	(1,894)

At December 31, 2016	3,049	77,659	114,328	29,291	822	21,134	15,100	74,791	336,174
Additions	6	363	1,531	3,124	45	5,767	1,576	0	12,412
Change in rehabilitation provision	0	141	0	0	0	0	(58)	0	83
Transfers	0	2,934	3,360	190	148	(7,011)	362	17	0
Disposals	(12)	(432)	(1,713)	(1,795)	(28)	(245)	(3)	0	(4,228)
Exchange differences	52	148	132	21	9	0	0	0	362

At December 31, 2017	3,095	80,813	117,638	30,831	996	19,645	16,977	74,808	344,803

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

	Land	Buildings and constructions	Operating machinery and equipment	Transportation vehicles	Other equipment	Construction- in-progress	Mining plant and equipment	Railway Ulak-Elga	Total
Depreciation and impairment
At December 31, 2014	(130)	(30,910)	(67,122)	(13,808)	(979)	(17)	(3,224)	—	(116,190)
Depreciation charge	—	(5,008)	(5,627)	(2,745)	(56)	—	(218)	(334)	(13,988)
Disposals	9	396	2,619	1,092	146	16	54	—	4,332
Reversal of impairment/ (impairment)	67	(485)	1,331	6	(4)	(931)	—	—	(16)
Exchange differences	(5)	430	280	39	(40)	—	—	—	704

At December 31, 2015	(59)	(35,577)	(68,519)	(15,416)	(933)	(932)	(3,388)	(334)	(125,158)
Depreciation charge	—	(3,774)	(7,760)	(2,613)	(50)	—	(133)	(247)	(14,577)
Disposals	—	3,160	3,045	1,272	198	238	437	—	8,350
Reversal of impairment/ (impairment)	(224)	(260)	(215)	(98)	—	(887)	(16)	—	(1,700)
Exchange differences	32	546	550	86	52	(1)	(1)	—	1,264

At December 31, 2016	(251)	(35,905)	(72,899)	(16,769)	(733)	(1,582)	(3,101)	(581)	(131,821)
Depreciation charge	0	(3,747)	(7,315)	(2,222)	(72)	0	(245)	(235)	(13,836)
Disposals	0	302	1,611	1,720	22	127	1	7	3,790
Impairment	(37)	(876)	(2,174)	(454)	(5)	(278)	(1,067)	0	(4,891)
Exchange differences	(4)	(49)	(95)	(13)	(9)	0	0	0	(170)

At December 31, 2017	(292)	(40,275)	(80,872)	(17,738)	(797)	(1,733)	(4,412)	(809)	(146,928)

Net book value
At December 31, 2014	2,992	42,667	47,820	17,094	320	102,521	10,885	—	224,299

At December 31, 2015	3,254	42,688	45,712	14,983	303	25,904	11,530	71,470	215,844

At December 31, 2016	2,798	41,754	41,429	12,522	89	19,552	11,999	74,210	204,353

At December 31, 2017	2,803	40,538	36,766	13,093	199	17,912	12,565	73,999	197,875

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

According to the results of the impairment analysis of non-current assets, impairment losses of RUB 4,891 million, RUB 1,700 million and RUB 16 million were recognized by the Group for the years ended December 31, 2017, 2016 and 2015, respectively (Note 18).

Assets under construction

As of December 31, 2017 and 2016, construction-in-progress included advances issued for acquisition of property, plant and equipment in the amounts of RUB 342 million and RUB 430 million, respectively.

Property pledged to the banks as security

Certain property, plant and equipment assets have been pledged to secure bank loans and borrowings granted to the Group:

	December 31, 2017	December 31, 2016
Net book value	121,926	117,047

Finance leases

The Group leases operating machinery and equipment and transportation vehicles under a number of finance lease agreements. At the end of the term of the lease, the Group obtains ownership of the assets or has an option to purchase leased assets at a bargain price.

	December 31, 2017	December 31, 2016
Net book value — operating machinery and equipment	1,516	2,825
Net book value — transportation vehicles	9,690	9,265

Additions of operating machinery and equipment and transportation vehicles under finance lease during the year ended December 31, 2017 amounted to RUB 2,295 million (2016: RUB 386 million).

Capitalised borrowing costs

The amount of borrowing costs capitalised during the year ended December 31, 2017 was RUB 621 million (2016: RUB 1,015 million, 2015: RUB 1,954 million). The rate used to determine the amount of borrowing costs eligible for capitalisation was 9.70% (2016: 10.28%, 2015: 15.02%), which is the average rate of the eligible borrowings.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

17.	Intangible assets

	Goodwill	Mineral licenses	Other intangible assets
Cost
At December 31, 2014	32,958	55,712	—

Additions	—	71	—
Disposal	(88)	—	—
Exchange differences	125	—	—

At December 31, 2015	32,995	55,783	—

Additions	—	—	—
Disposal	—	—	—
Exchange differences	(93)	—	—

At December 31, 2016	32,902	55,783	—

Additions	0	0	880
Disposal	0	(165)	0
Exchange differences	(24)	0	0

At December 31, 2017	32,878	55,618	880

Depletion, amortisation and impairment
At December 31, 2014	(10,261)	(15,590)	—

Impairment	(1,444)	—	—
Depletion and amortisation	—	(1,676)	—
Disposal	88	—	—
Exchange differences	—	—	—

At December 31, 2015	(11,617)	(17,266)	—

Impairment	(2,930)	(572)	—
Depletion and amortisation	—	(1,846)	—
Disposal	—	—	—
Exchange differences		—	—

At December 31, 2016	(14,547)	(19,684)	—

Impairment	0	(1,190)	0
Depletion and amortisation	0	(1,504)	0
Disposal	0	0	0
Exchange differences	0	0	0

At December 31, 2017	(14,547)	(22,378)	0

Net book value
At December 31, 2014	22,697	40,122	—

At December 31, 2015	21,378	38,517	—

At December 31, 2016	18,355	36,099	—

At December 31, 2017	18,331	33,240	880

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

Mineral licenses relate to coal mines and were recorded upon acquisition of mining subsidiaries. The carrying values of the mineral licenses were reduced proportionate to the depletion of the respective mineral reserves at each deposit related to mining and production of reserves adjusted for the reserves re-measurement and purchase accounting effects. Reduction in carrying values of the mineral licenses is included in the depletion charge for the period within the Cost of sales in the consolidated statement of profit (loss) and other comprehensive income (loss). No residual value is assumed in the mineral license valuation.

To determine the value of the mineral licenses as of December 31, 2017, the Group used quantities of underlying mineral assets, production data and other factors, including economic viability and any new exploration data.

The Group’s mining segment production activities are located within Russia. The Group’s mineral reserves and deposits are situated on the land belonging to government and regional authorities. Mining minerals require a subsoil license from the state authorities with respect to identified mineral deposits. The Group obtains licenses from such authorities and pays certain taxes to explore and produce from these deposits. These licenses expire up to 2037, with the most significant licenses expiring between 2020 and 2025, and management believes that they may be extended at the initiative of the Group without substantial cost. Management intends to extend such licenses for deposits expected to remain productive subsequent to their license expiry dates.

In December 2017, the Group acquired the rights to connect to the power grid for providing the SKCC’s power receiving equipment with an additional power capacity. These rights are recorded as other intangible assets of mining segment with a useful life of 25 years.

As of December 31, 2017 and 2016, the Group performed an impairment analysis of goodwill (Note 18).

18.	Impairment of goodwill and other non-current assets

As of December 31, 2017 and 2016, the Group performed an impairment analysis of goodwill and other non-current assets at the level of cash generating units (CGU). The Group considers the relationship between market capitalization and its book value, among other factors, when reviewing for indicators of impairment. Goodwill acquired through business combinations has been allocated to CGUs for impairment testing as follows (before impairment write-downs):

		Goodwill
Cash generating units	Segment	December 31, 2017	December 31, 2016
Yakutugol	Mining	13,399	13,399
Southern Kuzbass Power Plant	Power	2,382	2,382
Kuzbass Power Sales Company	Power	1,026	1,026
Port Posiet	Mining	756	756
Chelyabinsk Metallurgical Plant	Steel	556	580
Southern Kuzbass Coal Company	Mining	143	143
Port Temryuk	Mining	69	69
Bratsk Ferroalloy Plant	Steel	0	2,930

Total		18,331	21,285

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

As of December 31, 2017 and 2016, the recoverable amount of CGUs was determined based on value in use. The material assumptions that drive the value in use are represented by projected prices, sales volumes, operating costs, terminal growth rates and discount rates. Some of these assumptions materially deviate from the Group’s historical results primarily due to the market downturns and economic slowdowns in the recent years in Russia. All these material assumptions are based on the Group’s projections and are subject to risk and uncertainty.

The forecasted period for non-mining subsidiaries of the Group was assumed to be five years to reach stabilized cash flows. As of December 31, 2017, the value beyond the forecasted period was based on the terminal growth rates of 2%-4%. For mining subsidiaries of the Group the forecasted period was based on the remaining life of the mines.

Discount rates used in the impairment test for goodwill and non-current assets were estimated in nominal terms on the weighted average cost of capital basis. Inflation and discount rates, range of discount rates, estimated for each year for the forecasted period, were as follows:

	Forecast period, years
For the year ended December 31, 2016	2017	2018	2019	2020	2021
Inflation rate in Russia	5.1%	4.0%	4.0%	4.0%	4.0%
Inflation rate in Europeans countries	3.3%	3.1%	3.1%	3.1%	3.0%
Discount rate, %	8.9%-19.0%	8.9%-19.0%	8.9%-19.0%	8.9%-19.0%	8.9%-19.0%

For the year ended December 31, 2017	2018	2019	2020	2021	2022
Inflation rate in Russia	4.0%	4.0%	4.0%	4.0%	4.0%
Inflation rate in Europeans countries	2.9%	2.9%	2.9%	2.8%	2.8%
Discount rate, %	9.19%-17.72%	9.19%-17.72%	9.19%-17.72%	9.19%-17.72%	9.19%-17.72%

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

Impairment of goodwill

According to the results of the impairment analysis of goodwill, no impairment loss as of December 31, 2017 was recognized.

According to the results of the impairment analysis of goodwill, an impairment loss as of December 31, 2016 was recognized in the following CGU:

Cash generating units	Impairment loss on goodwill at December 31, 2016
Bratsk Ferroalloy Plant (BFP)	2,930

Total	2,930

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

Impairment of goodwill at BFP was recognized due to the changes in expectations of long-term prices for ferrosilicon and in forecasted production volumes accompanied by the increased forecasted costs.

Impairment of non-current assets

According to the results of the impairment analysis, impairment of non-current assets was identified for the following CGUs as of December 31, 2017:

Cash generating units	Impairment loss on non-current assets identified as a result of impairment tests at December 31, 2017
Korshunov Mining Plant (KMP)	2,271
Izhstal	2,130
Bratsk Ferroalloy Plant (BFP)	151

Total	4,552

The carrying value of property, plant and equipment and the mineral licenses at KMP of RUB 1,631 million and RUB 640 million, respectively, was written down to nil as of December 31, 2017 due to the decline in long-term forecast for iron ore prices, increase in transportation cost per tonne and growth of stripping costs required for removal of landslide deformations. Impairment of non-current assets at Izhstal of RUB 2,130 million was caused by significant increase in production costs for raw materials, specifically by increase in purchase price for electrodes expected to be maintained for a long-term period. The remaining carrying value of the property, plant and equipment of Izhstal was 2,871 RUB million. Impairment of property, plant and equipment at BFP of RUB 151 million was recognized due to the extension of planned period of furnace shutdown for compulsory repair works. The remaining carrying value of the property, plant and equipment and mineral licenses of BFP was RUB 1,258 million.

The carrying value of individual items of the non-current assets for the respective entity was impaired due to the decline by the regulatory authorities to extend the term of mineral license for exploration and extraction:

Subsidiaries	Impairment loss on non-current assets identified for individual items of assets at December 31, 2017
Southern Kuzbass Coal Company (SKCC)	1,529

Total	1,529

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

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

Sensitivity analysis

Reasonably possible change in key assumptions used in calculations of value in use could impact recoverable amount which was most sensitive to the growth of discount rate, cash flows growth rates after the forecasted period and change in operating profit due to changes in sales and extraction volumes, sales prices and costs.

Based on the sensitivity analysis carried out as of December 31, 2017, a 5% decrease in future planned revenues would trigger impairment of goodwill of RUB 2,279 million at Southern Kuzbass Power Plant, additional impairment of property, plant and equipment and mineral licenses at BFP of RUB 1,258 million, impairment of property, plant and equipment of RUB 2,651 million at Izhstal.

For the cash-generating units, which were not impaired in the reporting period and for which the reasonably possible changes could lead to impairment, the recoverable amounts would become equal to their carrying amounts if the assumptions used to measure the recoverable amounts changed by the following percentages: increase in discount rate by 1% or decrease in sales prices by 2.8% at Elga coal deposit, decrease in sales prices by 0.9% at Southern Kuzbass Power Plant and decrease in growth rate by 1.3% at Southern Kuzbass Power Plant. The recoverable amounts of Elga coal deposit and Southern Kuzbass Power Plant based on initial key assumptions exceed the carrying amounts by RUB 33,558 million and RUB 473 million, respectively.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

Reasonably possible changes in other key assumptions used in assessing recoverable amount of CGUs as of December 31, 2017 do not lead to excess of carrying value over recoverable amount.

Based on the sensitivity analysis carried out as of December 31, 2016, a 5% decrease in future planned revenues would trigger impairment of goodwill of RUB 1,026 million, property, plant and equipment of RUB 644 million at KPSC, additional impairment of property, plant and equipment at BFP of RUB 1,363 million and impairment of property, plant and equipment of RUB 1,996 million at Izhstal.

19.	Trade and other payables

	December 31, 2017	December 31, 2016
Trade payables	18,999	21,335
Other payables	14,470	19,650

Total trade and other payables	33,469	40,985

Other payables include accruals for breach of contracts, payables for property, plant and equipment acquired, salaries payable, dividends payable and other.

	December 31, 2017	December 31, 2016
Other payables
Accounts payable for fixed assets	2,774	2,964
Salaries payable	1,504	1,475
Accruals for breach of contract terms	176	745
Dividends payable, common shares	152	—
Dividends payable, preferred shares	86	—
Other	9,778	14,466

Total	14,470	19,650

The balance of other payables includes payables for the acquisition of DEMP of RUB 4,010 million and RUB 8,032 million as of December 31, 2017 and 2016, respectively.

20.	Income tax

The major components of income tax (expense) benefit for the years ended December 31, 2017, 2016 and 2015 are:

Recognised in profit or loss	2017	2016	2015
Current income tax
Current income tax charge	(3,397)	(555)	(361)
Adjustments in respect of income tax, including income tax penalties and changes in uncertain income tax position	(3,154)	766	(15)

Deferred tax
Relating to origination and reversal of temporary differences	3,401	(5,104)	(7,946)

Income tax expense reported in the consolidated statement of profit (loss) and other comprehensive income (loss)	(3,150)	(4,893)	(8,322)

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

In January 2013, the Group created the consolidated group of taxpayers in accordance with the Tax code of the Russian Federation, under the Federal law of the Russian Federation of November 16, 2011 No. 321-FZ. The existence of the consolidated group of taxpayers is subject to compliance with several conditions stated in the Tax code of the Russian Federation. The Group believes that these conditions were met as of December 31, 2017 and 2016. In 2015-2017, the consolidated group of taxpayers consisted of 20 subsidiaries of the Group, together with Mechel PAO, which is the responsible taxpayer under the agreement. On October 2, 2017, an Additional Agreement was signed to extend the term of the consolidated group of taxpayers contract for an indefinite period.

For subsidiaries which are not included in the consolidated group of taxpayers, income taxes are calculated on an individual subsidiary basis. Deferred income tax assets and liabilities are recognised in the accompanying consolidated financial statements in the amount determined by the Group in accordance with IAS 12 Income Taxes.

During 2015-2017, income tax was calculated at 20% of taxable profit in Russia, at 10.5%-11% in Switzerland, at 16% in Romania, at 15% in Lithuania, at 20% in Kazakhstan and at 18% in Ukraine. The Group’s subsidiaries incorporated in British Virgin Islands are exempt from profit tax. Amendments in the tax legislation of the United Kingdom resulted in the decrease in tax rate from 20% since April 1, 2015 to 19% since April 1, 2017.

The reconciliation between the income tax (expense) benefit computed by applying the Russian enacted statutory tax rates to the income from continuing operations before tax and non-controlling interest, to the income tax (expense) benefit reported in the consolidated financial statements is as follows:

	2017	2016	2015
Profit (loss) before tax from continuing operations	15,720	14,151	(107,128)

Income tax (expense) benefit at statutory income tax rate of 20%	(3,144)	(2,830)	21,426

Adjustments:
Adjustments in respect of income tax, including income tax penalties and changes in uncertain income tax position.	(3,154)	766	(15)
Unrecognized current year tax losses and write-off of previously recognized asset on tax losses	4,783	513	(19,822)
Non-deductible expenses for tax purposes	(1,755)	(1,317)	(4,341)
Non-deductible interest expense	(254)	(1,055)	(2,588)
Effect of non-deductible penalties on breach of covenants in credit agreements	112	(1,152)	(3,025)
Effect of different tax rates in foreign jurisdictions	262	182	26
Effect of the disposal of subsidiaries	0	—	17

At the effective income tax rate of 20,0% (34.6% in 2016, 7.8% in 2015) income tax expense reported in the consolidated statement of profit (loss) and other comprehensive income (loss)	(3,150)	(4,893)	(8,322)

The deferred tax balances were calculated by applying the currently enacted statutory income tax rate in each jurisdiction applicable to the period in which the temporary differences between the carrying amounts and tax base (both in respective local currencies) of assets and liabilities are expected to reverse.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

On January 9, 2014, the Group failed to sustain its position in the court with respect to the income tax claims in the amount of RUB 3,977 million, including penalties and fines. The schedule of payments was agreed with the tax authorities for the period till May 2017. During 2016, the Group did not meet this schedule of payments and a new payment schedule agreed with the tax authorities was signed in December 2016. As of December 31, 2016, the outstanding amount payable was RUB 2,160 million (not overdue) including long-term part RUB 540 million. As of December 31, 2017, the outstanding amount payable was RUB 540 million (not overdue).

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

for the year ended December 31, 2017

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

	January 1, 2017	Tax benefit (expense) during the period recognised in profit or loss	Foreign currency translation effect	December 31, 2017
Deferred tax assets
Property, plant and equipment	677	81	1	759
Rehabilitation provision	694	108	0	802
Inventory	193	(9)	(5)	179
Accounts receivable	160	26	0	186
Bad debt allowance	671	(118)	(4)	549
Loans & borrowings	118	195	0	313
Finance lease liabilities	1,121	(138)	0	983
Accounts payable and other liabilities	700	(31)	(13)	656
Net operating loss carry-forwards	4,715	3,248	9	7,972
Other	59	26	1	86

Deferred tax liabilities
Property, plant and equipment	(15,665)	(193)	(11)	(15,869)
Mineral licenses	(7,216)	564	0	(6,652)
Rehabilitation provision	(7)	0	0	(7)
Inventory	(684)	(117)	0	(801)
Accounts receivable	(6)	(18)	0	(24)
Bad debt allowance	(118)	(189)	1	(306)
Loans & borrowings	(103)	(9)	0	(112)
Accounts payable and other liabilities	(38)	0	0	(38)
Other	(51)	(25)	2	(74)

Deferred tax assets (liabilities), net	(14,780)	3,401	(19)	(11,398)

Recognised in the consolidated statement of financial position information

	December 31, 2017	December 31, 2016
Deferred tax assets	96	1,502
Deferred tax liabilities	(11,494)	(16,282)

Deferred tax liabilities, net	(11,398)	(14,780)

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

For financial reporting purposes, the Group has not recognised deferred tax assets in the amount of RUB 35,161 million (2016: RUB 38,068 million) on losses in the amount of RUB 194,659 million (2016: RUB 208,748 million) that are available to carry forward against future taxable income of the subsidiaries in which the losses arose. Deferred tax assets have not been recognised in respect of these losses as it is not probable that future taxable profit will be available for utilization of such assets. Deferred tax assets on net operating loss carry forwards which are considered to be realizable in the future, are mostly related to the Russian subsidiaries.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

The Group does not recognize deferred tax assets for accumulated tax losses received before joining the consolidated group of taxpayers.

In case when companies with accumulated tax loss before joining the consolidated group of taxpayers come out of the consolidated group of taxpayers or the law changes, in case there is a probability of obtaining sufficient taxable profit, deferred tax assets for accumulated tax losses before joining the consolidated group of taxpayers will be recognised.

A deferred tax liability of approximately RUB 210 million and RUB 288 million as of December 31, 2017 and 2016, respectively, has not been recognised for temporary differences related to the Group’s investment in foreign subsidiaries primarily as a result of unremitted earnings of consolidated subsidiaries, as it is the Group’s intention, generally, to reinvest such earnings permanently.

Similarly, as of December 31, 2017 and 2016, no deferred tax liability has been recognised for temporary difference related to unremitted earnings of consolidated domestic subsidiaries as management believes the Group has both the ability and intention to effect a tax-free reorganization or merger of major subsidiaries into Mechel. There are no income tax consequences attached to the payment of dividends by the Group to its shareholders.

Probable income tax risks of RUB 3,139 million and RUB 162 million as of December 31, 2017 and 2016, respectively, have been recorded in the Group’s consolidated financial statements. Due to changes in the Russian tax legislation effective January 1, 2017, calculation of the consolidated tax base of the consolidated group of taxpayers and the way to offset current losses and losses received in the previous tax periods (before January 2017) were changed. Due to the absence of official explanations of the regulatory authorities concerning changes through 2017, there is an uncertainty in the interpretation.

Possible income tax risks of RUB 794 million and RUB 1,119 million as of December 31, 2017 and 2016, respectively, have not been recognised in the Group’s consolidated financial statements.

21.	Taxes and similar charges payable other than income tax

	December 31, 2017	December 31, 2016
VAT payable	3,313	4,274
Payroll taxes	2,010	3,029
Property tax	504	920
Land lease	433	342
Mineral extraction tax	189	277
Land tax	153	223
Other	94	130

Total	6,696	9,195

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

22.	Pensions and other post-employment benefit plans

In addition to the state pension and social insurance required by the Russian legislation, the Group has a number of defined benefit pension plans that cover the majority of production employees and some other postretirement benefit plans.

A number of the Group’s companies provide their former employees with non-state retirement pensions, which are conditional on the member qualifying for the state old age pension. Some employees are also eligible for an early retirement in accordance with the state pension regulations and specific coal industry rules (so-called “territorial treaties”), which also provide for certain benefits upon reaching retirement age. Additionally, the Group voluntarily provides financial support, of a defined benefit nature, to its old age and disabled pensioners, who did not acquire any pension under the non-state pension plans.

The Group also provides several types of long-term employee benefits such as death-in-service benefit and invalidity pension of a defined benefit nature. The Group also provides former employees with reimbursement of coal and wood used for heating purposes. In addition, one-time lump sum benefits are paid to employees of a number of the Group’s companies upon retirement depending on the employment service with the Group and the salary level of an individual employee. All pension plans are unfunded until the qualifying event occurs.

Prior to June 2016, majority of the Group’s entities contributed certain amounts of cash to non-state pension fund Mechel Fund, to invest pensions of its participants. Pursuant to the agreements between the Group and this non-state pension fund, under certain circumstances, assets from contributions were not effectively restricted from possible withdrawal by the employer. Based on this fact, these assets were not qualified as “plan assets” under IFRS and these pension plans were considered to be fully unfunded. On June 22, 2016, Mechel Fund stopped all operations after cancellation by the Russian regulator of its license for the activity on pension and pension insurance. In the second half of 2016, the Group voluntarily started to make payments to pensioners retired after June 22, 2016 until the new pension fund would be selected by the Group.

As of December 31, 2017, there were 48,920 active participants under the defined benefit pension plans and other long-term benefit plans and 39,427 pensioners receiving monthly pensions or other regular financial support from these plans. As of December 31, 2016 and January 1, 2016, the related figures were 50,369 and 54,866 of active participants under the defined benefit pension plans and other long-term benefits and 39,551 and 39,201 pensioners receiving monthly pensions or other regular financial support from these plans, respectively. The majority of employees at the Group’s major subsidiaries belong to the trade unions.

Actuarial valuation of pensions and other long-term benefits for the major subsidiaries was performed in February 2018, with the measurement date of December 31, 2017. Members’ census data as of that date was collected for all relevant business units of the Group.

Pension obligations and expenses determined by the Group are supported by an independent qualified actuary in accordance with the “Projected Unit Credit method” of calculation of actuarial present value of future liabilities.

As of December 31, 2017, defined benefit obligations, including pension obligations in the amount of RUB 4,052 million and other long-term benefit obligations in the amount of RUB 309 million (RUB 3,640 million and 805 million as of December 31, 2016, respectively), were presented within Pension obligations in the consolidated statement of financial position.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

Changes in the present value of the pension obligations and other long-term benefits and fair value of plan assets for 2017 were as follows:

	Pension obligation	Fair value of plan assets	Benefit liability
December 31, 2016	(4,697)	252	(4,445)

Current service cost	(142)	0	(142)
Net interest expense	(331)	17	(314)
Curtailment / settlement gain	1	0	1
Remeasurement of pension obligations	174	0	174
Past service cost	0	0	0

Sub-total included in profit or loss	(298)	17	(281)

Benefit paid	313	(17)	296

Exchange difference	(95)	19	(76)
Actuarial changes arising from changes in demographic assumptions	51	0	51
Actuarial changes arising from changes in financial assumptions	(69)	0	(69)

Experience adjustments	163		163

Sub-total included in OCI	50	19	69

December 31, 2017	(4,632)	271	(4,361)

Amounts of the pension obligations recognized in the consolidated statement of the financial position were as follows:

	December 31, 2017	December 31, 2016
Current liabilities	(849)	(944)
Non-current liabilities	(3,512)	(3,501)

Total net pension obligations	(4,361)	(4,445)

The plan asset allocation of the investment portfolio was as follows as of December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016
Debt instruments	147	142
Equity instruments	78	64
Cash and cash equivalents	25	23
Property	11	9
Other assets	10	14

Total plan assets	271	252

The investment strategy employed includes an overall goal to attain a maximum investment return with a strong focus on limiting the amount of risk taken. The strategy is to invest with a medium- to long-term

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

perspective while maintaining a level of liquidity through proper allocation of investment assets. Investment policies include rules to avoid concentrations of investments. The vast majority of plan assets are measured using quoted prices in active markets for identical assets (Level 1 assets). The investment portfolio is primarily comprised of debt and equity instruments. Real estate and other alternative investments asset can be included when these have favorable return and risk characteristics. Debt instruments include investment grade and high yield corporate and government bonds with fixed yield and mostly short- to medium maturities. Equity instruments include selected investments in equity securities listed on active exchange market. The valuation of debt and equity securities is determined using a market approach, and is based on an unadjusted quoted prices.

The Group’s entities have a practice to provide lump-sum financial support to former employees as well as certain life-long benefits, so there is a risk of human longevity. This risk is controlled by using most recent life expectancy tables. The risk of a significant fluctuation in interest rates is offset by actuarial best estimate assumptions in respect of discount rates. The Group does not identify the unusual, specific business plan or risk, as well as any significant risk concentrations. The Group performs sensitivity analysis calculating the whole defined benefit obligation and other long-term benefits obligation in different actuarial assumptions and comparing the results. There are no changes from the previous period in the methods and set of assumptions used in preparing the sensitivity analyses. The weighted average duration of the defined benefit obligation and other long-term benefits obligation is about 11 years at both reporting dates.

The key actuarial assumptions used to determine defined benefit obligations were as follows as of December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016
Discount rate
Russian entities	7.6%	8.5%
German entities	1.80%	1.50%
Ukrainian entity	10.10%	11.10%
Austrian entities	1.50%	1.50%
Inflation rates
Russian entities	4.40%	5.00%
Ukrainian entity	8.60%	8.60%
Rate of compensation increase
Russian entities	5.40%	6.00%
German entities	4.00%	4.00%
Ukrainian entity	11.60%	11.60%
Austrian entities	2.25%	2.25%

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

The results of sensitivity analysis of defined benefit obligations for the Russian and Ukrainian entities as of December 31, 2017 and 2016 are presented below:

	2017	2016
Discount rate
1% increase	-8.12%	-7.73%
1% decrease	9.64%	9.13%
Inflation rate
1% increase	6.48%	5.93%
1% decrease	-5.42%	-5.00%
Rate of compensation increase
1% increase	2.72%	2.76%
1% decrease	-2.28%	-2.51%
Turnover rate
3% increase	-5.29%	-5.20%
3% decrease	7.25%	7.07%

The results of sensitivity analysis of defined benefit obligations for Austrian entities as of December 31, 2017 and 2016 are presented below:

	2017	2016
Discount rate
1% increase	-9.70%	-10.10%
1% decrease	11.70%	12.20%

The results of sensitivity analysis of defined benefit obligations for German entities as of December 31, 2017 and 2016 are presented below:

	2017	2016
Discount rate
1% increase	-12.00%	-12.00%
1% decrease	18.00%	18.00%

The sensitivity analyses above have been prepared based on a method that extrapolates the impact on the defined benefit pension obligations and other long-term benefits obligations as a result of reasonable changes in key assumptions occurring at the end of the reporting period. The sensitivity analyses are based on a change in one significant assumption, keeping all other assumptions constant. The sensitivity analysis may not be representative of an actual change in the defined benefit obligation and other long-term benefits obligation as it is unlikely that changes in assumptions would occur in isolation of one another.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

The following payments are expected contributions to the defined benefit plan and other long-term benefits in the future years:

December 31, 2017
Within the next 12 months (next annual reporting period)	849
Between 2 and 5 years	1,238
Between 5 and 10 years	1,340
Beyond 10 years	515

Total expected payments	3,942

23.	Provisions

	Rehabilitation provision	Provisions for legal claims	Provisions for taxes other than income tax	Other provisions	Total
At December 31, 2014	3,199	1,089	620	220	5,128
Arising during the year	403	1,321	361	27	2,112
Utilized	—	(513)	(504)	(81)	(1,098)
Revision in estimated cash flow	(1,027)	—	—	—	(1,027)
Unused amounts reversed	—	(325)	(101)	—	(426)
Discount rate adjustment and imputed interest	1,129	—	—	—	1,129
Exchange differences	—	—	104	49	153

At December 31, 2015	3,704	1,572	480	215	5,971

Current	265	1,572	480	215	2,532
Non-current	3,439	—	—	—	3,439
Arising during the year	256	533	413	1,678	2,880
Utilized	(52)	(885)	(14)	(118)	(1,069)
Revision in estimated cash flow	(511)	—	—	—	(511)
Unused amounts reversed	—	(474)	(31)	—	(505)
Discount rate adjustment and imputed interest	281	—	—	—	281
Exchange differences	—	—	(88)	(43)	(131)

At December 31, 2016	3,678	746	760	1,732	6,916

Current	258	746	760	1,732	3,496
Non-current	3,420	0	0	0	3,420
Arising during the year	311	2,175	23	7	2,516
Utilized	(79)	(451)	(1)	(905)	(1,436)
Revision in estimated cash flow	(339)	0	0	0	(339)
Unused amounts reversed	0	(180)	(232)	(551)	(963)
Discount rate adjustment and imputed interest	421	0	0	0	421
Exchange differences	0	0	26	32	58

At December 31, 2017	3,992	2,290	576	315	7,173

Current	178	2,290	576	315	3,359
Non-current	3,814	0	0	0	3,814

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

Rehabilitation provision

The Group has numerous site rehabilitation obligations that it is required to perform under law or contract once an asset is permanently taken out of service. The main part of these obligations is not expected to be paid in a foreseeable future, and will be funded from the general Group’s resources when respective works will be performed. The Group’s rehabilitation provisions primarily relate to its steel and mining production facilities with related landfills and dump areas and its mines.

Provisions for legal claims

As of December 31, 2016, management assessed the outflow of resources embodying economic benefits as possible for the claims of Minmetals Engineering Co. Ltd (“Minmetals”) to the Group. Minmetals sued CMP for work performed of $143 million (RUB 8,675 million at exchange rate as of December 31, 2016). CMP issued a claim to Minmetals in the amount of $58 million (RUB 3,492 million at exchange rate as of December 31, 2016) and 4 million euro (RUB 267 million at exchange rate as of December 31, 2016).

As of December 31, 2017, management’s estimation in respect of claims from Minmetals changed because of negative court judgment and therefore provision was recognized in the amount of $18 million (RUB 1,045 million at the exchange rate as of December 31, 2017).

The Group is subject to various other lawsuits, claims and proceedings related to matters incidental to the business. Accruals for probable cash outflows have been made based on an assessment of a combination of litigation and settlement strategies. It is possible that results of operations in any future period could be materially affected by changes in assumptions or by the actual effectiveness of such strategies.

Provisions on taxes other than income tax

Management believes that it has paid or accrued all applicable taxes. Where uncertainty exists, the Group has accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits which will be required to settle these liabilities. In accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, the Group recorded RUB 576 million and RUB 760 million of other tax claims that management believes are probable as of December 31, 2017 and 2016, respectively.

The Group does not believe that any other material tax matters exist relating to the Group, including current pending or future governmental claims and demands, which would require adjustment to the accompanying consolidated financial statements in order for those statements not to be materially misstated or misleading as of December 31, 2017.

24.	Issued capital and reserves

Common shares

The capital stock of Mechel PAO consists of 416,270,745 common shares, each with a nominal value of 10 Russian rubles, all of which are issued, outstanding and fully paid under the Russian law. The Group is authorized to issue an additional 81,698,341 common shares with a nominal value of 10 Russian rubles each.

Preferred shares

As of December 31, 2017 and 2016, the Group had 138,756,915 preferred shares with a nominal value of 10 Russian rubles each, authorized and issued under the Russian law and representing 25% of the Mechel PAO’s

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

share capital, of which 83,254,149 shares were outstanding, and the remaining 55,502,766 shares were kept as treasury stock by one of the Group’s subsidiaries. Under the Russian law and the Mechel PAO’s Charter, these preferred shares are non-cumulative and have no voting rights, except cases, stipulated by the law, including, when dividends are not paid in the year. The dividend yield paid per one preferred share is also fixed by the Charter and amounts to 20% of the consolidated annual net profit of the Group under IFRS divided by 138,756,915 issued preferred shares.

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

On June 30, 2017, the Group’s subsidiaries declared dividends attributable to non-controlling interests of RUB 359 million and Mechel declared dividends of RUB 856 million (RUB 10.28 per preferred share) to the holders of preferred shares for 2016.

On June 30, 2016, one of the Group’s subsidiaries declared dividends attributable to non-controlling interests of RUB 3 million and Mechel declared dividends of RUB 4 million (RUB 0.05 per preferred share) to the holders of preferred shares for 2015.

On June 30, 2015, one of the Group’s subsidiaries declared a dividends attributable to non-controlling interests of RUB 0,3 million and Mechel declared dividends of RUB 4 million (RUB 0.05 per preferred share) to the holders of preferred shares for 2014.

Additional-paid-in-capital

In 2017, additional-paid-in-capital was decreased by RUB 3,948 million due to the acquisition of non-controlling interests of 2.53% and 0.21% in certain Group’s subsidiaries with the negative carrying value of RUB 590 million.

In 2015, additional-paid-in-capital was increased by RUB 2,730 million due to the acquisition of non-controlling interests of 22.95%, 0.04% and 0.39% in certain Group’s subsidiaries with the carrying value of RUB 2,842 million.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

Earnings (loss) per share (EPS)

Basic EPS is calculated by dividing the profit (loss) for the year attributable to common equity holders of the parent by the weighted average number of common shares outstanding during the year.

	2017	2016	2015
Net profit (loss) from continuing operations	12,570	9,258	(115,450)
Less: net profit from continuing operations attributable to non-controlling interests	1,013	1,771	458

Net income (loss) attributable to common equity shareholders of Mechel PAO from continuing operations	11,557	7,487	(115,908)

Net (loss) profit from discontinued operations	0	(426)	822
Less: net profit from discontinued operations attributable to non-controlling interests	0	(65)	77

Net profit (loss) attributable to common equity shareholders of Mechel PAO from discontinued operations	0	(361)	745

Profit (loss) attributable to common equity holders	11,557	7,126	(115,163)

There were no dilutive securities issued for the years ended December 31, 2017, 2016 and 2015.

	2017	2016	2015
Profit (loss) per share total (Russian rubles per share), including:	27.76	17.12	(276.65)
— from continuing operations (Russian rubles per share)	27.76	17.99	(278.44)
— from discontinued operations (Russian rubles per share)	0	(0.87)	1.79

25.	Other income/expenses

25.1	Administrative and other operating expenses

General, administrative and other operating expenses are comprised of the following:

	2017	2016	2015
Wages, salaries and social security costs	7,769	11,654	9,382
Provision for legal claims, net	1,995	59	996
Office expenses	1,211	1,397	1,333
Audit and consulting services	631	569	570
Depreciation	605	716	690
Social expenses	406	452	387
Fines and penalties related to business contracts	303	487	236
Consumables	276	411	437
Banking charges and services	271	268	168
Rent	165	259	259
Business trips	132	136	165
Write off of accounts receivable	109	113	247
Loss from disposal of property, plant and equipment	34	57	806
Other	1,683	2,213	1,624

Total	15,590	18,791	17,300

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

25.2	Employee benefits expense

Employee benefits expenses are comprised of the following:

	2017	2016	2015
Included in cost of sales
Wages and salaries	20,591	19,806	19,867
Social security costs	6,438	5,909	6,181
Post-employment benefits	142	126	157

Included in selling and distribution expenses
Wages and salaries	3,686	4,029	3,966
Social security costs	973	1,015	1,024
Post-employment benefits	0	—	—

Included in administrative and other operating expenses
Wages and salaries	6,259	9,510	7,631
Social security costs	1,510	2,144	1,751

Total	39,599	42,539	40,577

25.3	Other operating income

Other operating income is comprised of the following:

	2017	2016	2015
Subsidies received from the governmental authorities as a compensation for operating activities (energy tariffs)	496	—	—
Income from fines and penalties related to business contracts	307	248	—
Gain from sales of scrap materials	226	190	184
Curtailment and remeasurement of pension obligations	175	392	142
Revision in estimated cash flows of rehabilitation provision	0	375	47
Insurance compensation	0	153	—
Other operating income	183	495	—

Total	1,387	1,853	373

In 2017, the Group recognized gain on remeasurement of pension obligations because of changing in the actuarial assumptions, fluctuation in payment amounts from year to year, adjustment in the financial support amount per one pensioner. In 2016, the Group recognized curtailment gain on cancellation of the certain pension programs for workers of Yakutugol, Mechel-Remservice OOO.

Revision in estimated cash flows of rehabilitation provision relates primarily to changes in the discount rate, in the planned volumes of works and change in costs of rehabilitation expenses.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

25.4	Finance income

Finance income is comprised of the following:

	2017	2016	2015
Waiving of fines and penalties on loans and finance leases	264	992	—
Interest income from investments	158	177	134
Remeasurement of fair value of financial instruments (Note 11.5)	197	—	—
Income from the discounting of financial instruments	14	7	49

Total	633	1,176	183

Waiving of fines and penalties on loans and finance leases were recognised due to the debt restructuring primarily with Sberbank.

25.5	Finance costs

Finance costs are comprised of the following:

	2017	2016	2015
Interest on loans and borrowings	(40,298)	(44,164)	(38,664)
Fines and penalties on overdue loans and borrowing payments and overdue interest payments	(1,086)	(5,538)	(18,525)
Finance charges payable under finance leases	(1,230)	(1,500)	(1,673)
Fines and penalties on overdue finance leases	(75)	(475)	(642)

Total finance costs related to loans, borrowings and finance leases	(42,689)	(51,677)	(59,504)
Interest expenses under pension liabilities	(314)	(368)	(400)
Expenses related to discounting of financial instruments	(4,179)	(1,956)	(175)
Remeasurement of fair value of financial instruments(Note 11.5)	(117)	—	—
Unwinding of discount on provisions	(311)	(239)	(373)

Total	(47,610)	(54,240)	(60,452)

The interest on loans and borrowings includes fines and penalties on overdue loans and borrowing payments and overdue interest payments of RUB 1,086 million, RUB 5,538 million and RUB 18,525 million for 2017, 2016 and 2015, respectively. The finance charges payable under finance leases include fines and penalties on overdue finance lease payments of RUB 75 million, RUB 475 million and RUB 642 million for 2017, 2016 and 2015, respectively. Expenses related to discounting of financial instruments include changes in the measurement of the non-current obligation related to put-option granted on non-controlling interests in the amount of RUB 4,062 million (2016: RUB 1,898 million) (Note 6 and Note 11.4).

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

25.6	Other income and other expenses

Other income is comprised of the following:

	2017	2016	2015
Gain on accounts payable with expired legal term	516	115	222
Gain on royalty and other proceeds associated with disposal of Bluestone	474	121	—
Gain on accounts payable forgiveness and restructuring	447	—	—
Dividends received	0	3	8
Gain on sale of investments in equity securities	2	—	—
Gain on final settlements from subsidiaries’ disposal occurred in previous years	0	194	—
Other income	56	165	112

Total	1,495	598	342

Other expenses are comprised of the following:

	2017	2016	2015
Loss on sales and purchases of foreign currencies	(114)	(130)	(273)
VEB commissions write off	0	(1,411)	—
Provision on non-recoverable advances to pension funds	0	(408)	—
Loss on sale of investments in equity securities	0	(8)	—
Loss from disposal of subsidiaries	0	—	(19)
Other expenses	(106)	(46)	(55)

Total	(220)	(2,003)	(347)

Gain on accounts payable with expired legal term constitutes gain on the write-off of payable amounts that were written-off due to legal liquidation of the creditors or expiration of the statute of limitation.

The upfront fee in the amount of RUB 1,411 million paid in 2014 to VEB for the opening of the credit line was written off in 2016 due to uncertainty in further financing.

26.	Segment information

The Group’s operations are presented in three business segments as follows:

•	Steel segment, comprising production and sales of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products, value-added downstream metal products, including forgings, stampings, hardware, rails, balks and ferrosilicon;

•	Mining segment, comprising production and sales of coal (coking and steam) and middlings, coke and chemical products, and iron ore, which supplies raw materials to the Steel and Power segments and also sells substantial amounts of raw materials to third parties;

•	Power segment, comprising generation and sales of electricity and heat power, which supplies electricity and heat power to the Steel and Mining segments and also sells a portion of electricity and heat power to third parties.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

These segments are combinations of subsidiaries and have separate management teams and offer different products and services.

The above three segments meet criteria for reportable segments. No operating segments have been aggregated to form the above reportable operating segments. Subsidiaries are consolidated by the segment to which they belong based on their products and by which they are managed. The Group’s management evaluates performance of the segments based on segment revenues, gross margin and operating income (loss). Transfer prices between operating segments are on an arm’s-length basis in a manner similar to transactions with third parties. The accounting policies used by the Group in reporting segments internally are the same as those used for preparation of consolidated financial statement and in the respective quantitative and qualitative notes of the consolidated financial statements therefore no reconciliation between segment information and consolidated assets, liabilities and operating results is performed.

As of December 31, 2017 and for the year then ended	Mining	Steel	Power	Adjustments and eliminations	Consolidated
Revenues from external customers	100,129	172,760	26,224	0	299,113
Inter-segment revenues	42,286	7,622	16,338	(66,246)	0
Gross profit	93,464	34,013	12,724	(1,444)	138,757
Gross margin, %	65.6	18.9	29.9	0	46.4
Depreciation and depletion	(7,979)	(5,800)	(448)	0	(14,227)
Loss on write-off of non-current assets	(135)	(145)	(41)	0	(321)
Impairment of goodwill and non-current assets	(3,800)	(2,281)	0	0	(6,081)
Operating profit	48,190	9,154	1,267	(1,444)	57,167
Share of profit (loss) of associates, net	18	0	0	0	18
Finance income	475	150	8	0	633
Intersegment finance income	1,335	567	49	(1,951)	0
Finance cost	(34,324)	(12,793)	(493)	0	(47,610)
Intersegment finance cost	(222)	(1,342)	(387)	1,951	0
Income tax expense	(2,023)	(800)	(327)	0	(3,150)
Profit (loss) for the year	18,596	(4,712)	130	(1,444)	12,570
Segment assets	208,585	100,128	10,414	0	319,127
Segment liabilities	368,283	185,074	9,903	0	563,260
Investments in associates	283	0	0	0	283
Goodwill	14,367	556	3,408	0	18,331
Capital expenditures	(5,852)	(1,329)	(321)	0	(7,502)

As of December 31, 2016 and for the year then ended	Mining	Steel	Power	Adjustments and eliminations	Consolidated
Revenues from external customers	89,647	161,639	24,723	—	276,009
Inter-segment revenues	31,907	7,254	15,903	(55,064)	—
Gross profit	76,515	42,148	11,578	(554)	129,687
Gross margin, %	62.9	25.0	28.5	—	47.0
Depreciation and depletion	(7,912)	(5,435)	(367)	—	(13,714)
Loss on write-off of non-current assets	(863)	(1,089)	(1)	—	(1,953)
Impairment of goodwill and non-current assets	(1,336)	(3,866)	—	—	(5,202)

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

As of December 31, 2016 and for the year then ended	Mining	Steel	Power	Adjustments and eliminations	Consolidated
Operating profit	31,012	11,531	701	(554)	42,690
Share of profit (loss) of associates, net	(17)	—	—	—	(17)
Finance income	1,082	93	1	—	1,176
Intersegment finance income	1,401	2,141	53	(3,595)	—
Finance cost	(37,615)	(16,015)	(610)	—	(54,240)
Intersegment finance cost	(1,731)	(1,396)	(468)	3,595	—
Loss after tax for the year from discontinued operations, net	—	(406)	(20)	—	(426)
Income tax (expense) benefit	(5,019)	265	(139)	—	(4,893)
Profit (loss) for the year	2,309	7,455	(378)	(554)	8,832
Segment assets	210,028	104,550	10,887	—	325,465
Segment liabilities	375,938	191,058	11,057	—	578,053
Investments in associates	265	—	—	—	265
Goodwill	14,367	580	3,408	—	18,355
Capital expenditures	(3,958)	(1,206)	(360)	—	(5,524)

As of December 31, 2015 and for the year then ended	Mining	Steel	Power	Adjustments and eliminations	Consolidated
Revenues from external customers	80,632	146,032	26,477	—	253,141
Inter-segment revenues	28,091	6,972	14,990	(50,053)	—
Gross profit	57,442	33,395	11,288	(318)	101,807
Gross margin, %	52.8	21.8	27.2	—	40.2
Depreciation and depletion	(9,106)	(4,651)	(328)	—	(14,085)
Loss on write-off of non-current assets	(199)	(492)	—	—	(691)
Impairment of goodwill and non-current assets	—	(16)	(1,444)	—	(1,460)
Operating profit	16,004	8,527	39	(318)	24,252
Finance income	142	38	3	—	183
Intersegment finance income	887	307	53	(1,247)	—
Finance cost	(33,656)	(24,767)	(2,029)	—	(60,452)
Intersegment finance cost	(225)	(878)	(144)	1,247	—
Profit (loss) after tax for the year from discontinued operations, net	764	87	(29)	—	822
Income tax (expense) benefit	(5,630)	(2,795)	103	—	(8,322)
Loss for the year	(71,563)	(40,626)	(2,121)	(318)	(114,628)
Segment assets	217,393	113,985	10,694	—	342,072
Segment liabilities	375,153	216,771	12,002	—	603,926
Investments in associates	284	—	—	—	284
Goodwill	14,367	3,603	3,408	—	21,378
Capital expenditures	(4,971)	(520)	(486)	—	(5,977)

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

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

	2017	2016	2015
Domestic
Russia	176,906	164,361	146,701
Other	23,445	22,252	20,817

Total	200,351	186,613	167,518
Export	98,762	89,396	85,623

Total revenue	299,113	276,009	253,141

Allocation of total revenue by country is based on the location of the customer. The Group’s total revenues from external customers by geographic area were as follows:

	2017	2016	2015
Russia	177,005	164,412	146,754
Asia	63,182	54,114	40,119
Europe	36,605	34,126	39,019
CIS	19,346	18,630	20,231
Middle East	2,212	1,536	4,222
USA	286	707	581
Other regions	477	2,484	2,215

Total	299,113	276,009	253,141

The majority of the Group’s non-current assets are located in Russia. The carrying amounts of property, plant and equipment pertaining to the Group’s major operations were as follows:

	December 31, 2017	December 31, 2016
Russia	228,825	238,175
Germany	1,407	1,415
Austria	589	581
Czech Republic	216	206
Romania	41	40
Other	37	35

Total	231,115	240,452

Because of the significant number of customers, there are no individual external customers that generate sales greater than 10% of the Group’s consolidated total revenue.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

The following table presents the breakdown of the Group’s revenues from external customers by major products:

	2017	2016	2015
Mining segment
Coal and middlings	84,341	75,258	64,186
Coke and chemical products	13,747	11,330	11,756
Iron ore concentrate	220	126	1,844
Other	1,821	2,933	2,846

Total	100,129	89,647	80,632

Steel segment
Long steel products	96,768	89,575	73,853
Hardware	27,578	24,580	23,443
Flat steel products	22,505	18,230	17,490
Forgings and stampings	12,247	11,652	12,166
Semi-finished steel products	492	3,434	5,027
Ferrosilicon	2,807	3,368	3,528
Steel pipes	2,733	3,286	3,308
Other	7,630	7,514	7,217

Total	172,760	161,639	146,032

Power segment
Electricity	24,297	22,527	24,524
Other	1,927	2,196	1,953

Total	26,224	24,723	26,477

Total revenue	299,113	276,009	253,141

27.	Commitments and contingencies

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

As of December 31, 2017 and 2016, the total Group’s contractual commitments to acquire property, plant and equipment amounted to RUB 19,393 million and RUB 21,932 million, respectively.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

Operating lease commitments

The Group has entered into operating property and land leases with lease terms between 2018 and 2066. Property and land lease expenses amounted to RUB 1,875 million and RUB 1,829 million for the years ended December 31, 2017 and 2016, respectively. Future minimum rentals payable under non-cancellable operating leases as of December 31, 2017 are, as follows:

December 31, 2017
Within one year	5,132
After one year but not more than five years	8,757
More than five years	56,433

Total rentals payable	70,322

The Group does not sublease the property leased under operating lease agreements.

Finance lease commitments

The Group has finance leases for various items of plant and machinery. The Group’s obligations under finance leases are not secured. Future minimum lease payments under finance leases together with the present value of the net minimum lease payments were as follows:

	Minimum payments		Present value of payments
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Payable in 1 year	8,700	12,312	7,476	10,175
Payable in 2 years	633	280	457	225
Payable in 3 years	584	106	458	74
Payable in 4 years	557	83	481	64
Payable in 5 years and thereafter	526	61	482	58

Total minimum lease payment	11,000	12,842	9,354	10,596
Less amounts representing finance charges	(1,646)	(2,246)	0	—

Present value of finance lease liabilities	9,354	10,596	9,354	10,596

Current portion of finance lease liabilities			7,476	10,175
Non-current portion of finance lease liabilities			1,878	421

The discount rate used for the calculation of the present value of minimum lease payments equals the implicit rate for the lessor and varies on different groups of equipment from 7.2% p.a. to 11.4% p.a. (U.S. dollar-denominated contracts), from 9.4% p.a. to 18.2% p.a. (euro-denominated contracts) and from 9.1% p.a. to 31.8% p.a. (Russian ruble-denominated contracts). Interest expense charged to the consolidated statements of profit (loss) and other comprehensive income (loss) in 2017 and 2016 amounted to RUB 1,230 million and RUB 1,500 million, respectively.

The Group’s finance lease contracts contain a number of covenants and restrictions, which include, but are not limited to, compliance with payment schedule and certain cross-default provisions. As of December 31, 2017 and 2016, the Group was not in compliance with major Group’s restrictive covenants. There was also a breach of

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

restrictive covenants on overdue principal amount of RUB 158 million and RUB 417 million as of December 31, 2017 and 2016, respectively. As a result, the long-term finance lease liability of RUB 3,898 million and RUB 6,903 million was reclassified to short-term finance lease liabilities due to covenant violations as of December 31, 2017 and 2016, respectively.

The total amount of commitments under the signed lease contracts as of December 31, 2017 and 2016 is equal to RUB 75 million and RUB 103 million, respectively.

Contingencies

Legal claim contingency

The Group is involved in a number of court proceedings and claims arising out of the normal course of its business which are monitored, assessed and contested on the ongoing basis. Where management believes that a lawsuit or another claim would result in the outflow of the economic benefits for the Group, a best estimate of such outflow is included in provisions in the consolidated financial statements (Note 23). As of December 31, 2017, management assesses the outcome of several court proceedings and claims where the Group’s companies act as defendants in the aggregate amount of RUB 15,959 million (primarily associated with the metallurgical plants as defined Note 9(b)) as possible based on the carefully processed analysis and strong arguments provided by legal advisers. In February 2018, the Group successfully sustained its position in the first court instance for the amount of RUB 12,700 million.

Environmental

In the course of the Group’s operations, the Group may be subject to environmental claims and legal proceedings. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, improvements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings and the length of time involved in remediation or settlement. Management does not believe that any pending environmental claims or proceedings will have a material adverse effect on the Group’s financial position and results of operations.

The Group estimated the total amount of capital investments to address environmental concerns at its various subsidiaries at RUB 598 million and RUB 647 million as of December 31, 2017 and 2016, respectively. These amounts are not accrued in the consolidated financial statements until actual capital investments are made.

Possible liabilities, which were identified by management as those that can be subject to potential claims from environmental authorities are not accrued in the consolidated financial statements. The amount of such liabilities was not significant.

Taxation

The Group is subject to taxation to the largest extent in Russia, and secondarily in other jurisdictions. The Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Russian tax authorities take assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes,

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of the taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review during the three-year period.

In the event that a taxpayer submits a revised tax declaration in which the stated amount of tax is less than the amount previously declared, tax audit of a taxpayer may be performed, but only with the respect to the changes in the tax declaration.

In other tax jurisdictions where the Group conducts operations or holds shares, taxes are generally charged on the income arising in that jurisdiction. In the most jurisdictions agreements to avoid double taxation were signed with other jurisdictions; however, the risk of additional taxation exists, especially in respect of certain domiciles where some of the Group entities are located.

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

In order to support the level of prices applied for the “controlled” transactions the Group should provide evidence that prices of “controlled” transactions are based on market prices and to prepare the reports for submission to the Russian tax authorities. Otherwise, the Russian tax authorities have the right to challenge the prices determined by the Group for such transactions and to charge additional taxes, penalties and fines. In cases where the domestic transaction resulted in an accrual of additional tax liabilities for one party, another party could correspondingly adjust its profit tax liabilities according to the special notification issued by the authorized body in due course. Special transfer pricing rules apply to transactions with securities and derivatives.

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

The Group believes that it uses the market prices in “controlled” transactions and does not expect any claims of tax authorities related to the prices used in such transactions. However, due to the uncertainty and limited practice of the Russian legislation in the area of transfer pricing relevant tax claims may be raised and the respective effect is currently impossible to estimate.

In addition, in November 2014, the legislation of the Russian Federation has been significantly revised in order to prevent the misuse of low-tax jurisdictions for tax avoidance in the Russian Federation. Changes in the legislation set out the rules for the taxation of income of a foreign organization recognized as a controlled foreign corporation. The foreign organization is recognized as a controlled foreign corporation, if it is not a tax resident of the Russian Federation and the share of the controlling Russian entities or individuals in the organization is more than 25%. The transition period provides for a gradual reduction in the amount of non-taxable income of the controlled corporation RUB 50 million, RUB 30 million and RUB 10 million for 2015, 2016, 2017 and

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2017

(All amounts are in millions of Russian rubles, unless stated otherwise)

further respectively. The Russian tax law also provides for certain conditions under which the income of controlled corporations qualifies as tax exempt. Starting 2016, the taxable income of the controlling party is increased by the profits of the controlled foreign corporation earned in the financial year ended prior to the reporting year.

Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, the Group has accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. In accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, the Group recorded RUB 576 million and RUB 760 million of other tax claims that management believes are probable, as of December 31, 2017 and 2016, respectively. In addition, income tax accrual was made under IAS 12 Income Taxes (Note 20). The Group does not believe that any other material tax matters exist relating to the Group, including current pending or future governmental claims and demands, which would require adjustment to the accompanying consolidated financial statements in order for those statements not to be materially misstated or misleading as of December 31, 2017.

Possible tax liabilities on taxes other than income tax, which were identified by management as those that can be subject to different interpretations of the tax law and regulations are not accrued in the consolidated financial statements. The amount of such liabilities was RUB 1,354 million and 976 as of December 31, 2017 and 2016, respectively.

28.	Events after the reporting period

The Group evaluated subsequent events from December 31, 2017 through the date the consolidated financial statements were issued and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements.