Form 20-F
period 2019-12-31
Mechel PAO
filed 2020-03-19
CIK 1302362

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Alexey Lukashov, tel.: +7-495-221-8888, e-mail: alexey.lukashov@mechel.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
COMMON AMERICAN DEPOSITARY SHARES, EACH COMMON ADS REPRESENTING TWO COMMON SHARES	MTL	NEW YORK STOCK EXCHANGE
COMMON SHARES, PAR VALUE 10 RUSSIAN RUBLES PER SHARE		NEW YORK STOCK EXCHANGE(1)
PREFERRED AMERICAN DEPOSITARY SHARES, EACH PREFERRED ADS REPRESENTING ONE-HALF OF A PREFERRED SHARE	MTL PR	NEW YORK STOCK EXCHANGE
PREFERRED SHARES, PAR VALUE 10 RUSSIAN RUBLES PER SHARE		NEW YORK STOCK EXCHANGE(2)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

416,270,745 common shares, of which 56,418,424 shares are in the form of common ADSs

138,756,915 preferred shares (including 54,793,636 shares held by Skyblock Limited, a wholly-owned subsidiary of Mechel PAO), of which 9,260,995 shares are in the form of preferred ADSs

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes   ☒    No   ☐

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

“CBR” refers to the Central Bank of the Russian Federation.

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

•

our ability to comply with the covenants and restrictions imposed by the existing and future financing arrangements and our ability to attract new financing or refinancing of debt, including an outcome in the ongoing debt restructuring negotiations with our lenders;

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The financial data set forth below as of December 31, 2019, 2018, 2017, 2016 and 2015, and for the years then ended, have been derived from our consolidated financial statements. Our reporting currency is the Russian ruble and we prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The selected financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included in this annual report.

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(In millions of Russian rubles, unless stated otherwise)
Consolidated statement of profit (loss) and other comprehensive income data:
Revenue from contracts with customers	296,567	312,574	299,113	276,009	253,141
Cost of sales	(187,857)	(177,756)	(160,356)	(146,322)	(151,334)

Gross profit	108,710	134,818	138,757	129,687	101,807
Total selling, distribution and operating income and (expenses), net	(77,212)	(85,038)	(81,590)	(86,997)	(77,555)

Operating profit	31,498	49,780	57,167	42,690	24,252
Total other income and (expense), net	(19,226)	(33,563)	(41,447)	(28,539)	(131,380)
Profit (loss) before tax from continuing operations	12,272	16,217	15,720	14,151	(107,128)
Income tax expense	(7,987)	(2,681)	(3,150)	(4,893)	(8,322)
Profit (loss) for the period from continuing operations	4,285	13,536	12,570	9,258	(115,450)
(Loss) profit after tax for the period from discontinued operations, net	—	—	—	(426)	822
Profit (loss) for the period	4,285	13,536	12,570	8,832	(114,628)
Less: profit attributable to non-controlling interests	1,876	908	1,013	1,706	535

Profit (loss) attributable to equity shareholders of Mechel PAO	2,409	12,628	11,557	7,126	(115,163)

Profit (loss) for the period	4,285	13,536	12,570	8,832	(114,628)
Exchange differences on translation of foreign operations	(1,771)	(9)	313	431	287

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(In millions of Russian rubles, unless stated otherwise)
Net (loss) gain on available for sale financial assets	—	—	—	(1)	8
Re-measurement of defined benefit plans	(867)	487	145	(23)	(194)
Total comprehensive income (loss) for the period, net of tax	1,647	14,014	13,028	9,239	(114,527)
Total comprehensive income attributable to non-controlling interests	1,857	918	1,016	1,710	537

Total comprehensive (loss) income attributable to equity shareholders of Mechel PAO	(210)	13,096	12,012	7,529	(115,064)

Earnings (loss) per share from continuing operations (Russian rubles per share), basic and diluted	6	30	28	18	(278)

(Loss) earnings per share from discontinued operations (Russian rubles per share)	—	—	—	(1)	2

Earnings (loss) per share (Russian rubles per share) attributable to common equity shareholders, basic and diluted	6	30	28	17	(277)
Dividends declared per common share (Russian rubles per share)	—	—	—	—	—

Dividends declared per preferred share (Russian rubles per share)	—	18.21	16.66	10.28	0.05

Weighted average number of common shares	416,256,510	416,270,745	416,270,745	416,270,745	416,270,745
Mining segment statement of profit (loss) data(1):
Revenue from contracts with customers	130,706	134,431	142,416	121,555	108,723
Cost of sales	(62,554)	(57,232)	(48,952)	(45,040)	(51,280)

Gross profit	68,152	77,199	93,464	76,515	57,442
Total selling, distribution and operating income and (expenses), net	(44,249)	(44,625)	(45,273)	(45,503)	(41,437)

Operating profit	23,902	32,574	48,191	31,012	16,005

Steel segment statement of profit (loss) data(1):
Revenue from contracts with customers	180,958	193,783	180,382	168,893	153,004
Cost of sales	(153,433)	(149,349)	(146,369)	(126,745)	(119,610)

Gross profit	27,525	44,433	34,013	42,148	33,394
Total selling, distribution and operating income and (expenses), net	(20,399)	(24,602)	(24,859)	(30,617)	(24,868)

Operating profit	7,126	19,831	9,154	11,531	8,526

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(In millions of Russian rubles, unless stated otherwise)
Power segment statement of profit (loss) data(1):
Revenue from contracts with customers	44,327	43,245	42,562	40,625	41,467
Cost of sales	(31,137)	(30,674)	(29,838)	(29,047)	(30,178)

Gross profit	13,190	12,571	12,724	11,578	11,289
Total selling, distribution and operating income and (expenses), net	(11,642)	(15,811)	(11,458)	(10,877)	(11,250)

Operating profit (loss)	1,548	(3,240)	1,266	701	39

Consolidated statement of financial position data (at period end):
Total assets	312,505	317,625	319,127	325,465	342,071
Equity attributable to equity shareholders of Mechel PAO	(245,228)	(243,041)	(253,066)	(260,274)	(267,803)
Equity attributable to non-controlling interests	11,631	9,846	8,933	7,687	5,948
Loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 11,111 million, RUB 9,877 million, RUB 41,992 million, RUB 38,594 million and RUB 47,475 million as of December 31, 2019, 2018, 2017, 2016 and 2015, respectively	381,317	412,294	422,533	434,165	491,674
Non-current loans and borrowings	7,205	6,538	17,360	11,644	4,308
Consolidated statement of cash flows data:
Net cash provided by operating activities	57,658	68,118	63,282	53,207	38,867
Net cash used in investing activities	(5,921)	(5,647)	(7,138)	(4,969)	(5,218)
Net cash used in financing activities	(48,357)	(63,286)	(55,737)	(45,869)	(34,433)
Non-IFRS measures(2):
Consolidated Adjusted EBITDA	53,428	75,667	81,106	66,164	45,730
Mining Segment Adjusted EBITDA	39,085	45,516	61,425	41,884	26,831
Steel Segment Adjusted EBITDA	12,956	27,990	18,817	23,172	17,127
Power Segment Adjusted EBITDA	1,545	1,546	2,308	1,662	2,090

(1)	Segment revenues and cost of sales include intersegment sales.
(2)

Adjusted EBITDA represents profit (loss) attributable to equity shareholders of Mechel PAO before depreciation and amortization, foreign exchange (gain) loss, net, finance costs including fines and penalties on overdue loans and borrowings and lease payments, finance income, net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, net, write-off of trade and other receivables, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts, write-off of inventories to net realizable value, loss (profit) after tax for the period from discontinued operations, net, net result on the disposal of subsidiaries, profit (loss) attributable to non-controlling interests, income tax expense (benefit), effect of pension obligations, other fines and penalties, gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term, and other one-off items. Income tax, deferred tax and provision for fines and penalties related to the consolidated group of taxpayers and certain other assets and liabilities are not allocated to segments as they are managed on the group basis.

Reconciliation of Adjusted EBITDA to profit (loss) attributable to equity shareholders of Mechel PAO is as follows for the periods indicated:

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(In millions of Russian rubles)
Consolidated Adjusted EBITDA reconciliation:
Profit (loss) attributable to equity shareholders of Mechel PAO	2,409	12,628	11,557	7,126	(115,163)

Add:
Depreciation and amortization	15,176	13,859	14,227	13,714	14,085
Foreign exchange (gain) loss, net	(19,241)	25,775	(4,237)	(25,947)	71,106
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	38,830	42,052	47,610	54,240	60,452
Finance income	(600)	(34,056)	(633)	(1,176)	(183)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, net, write-off of trade and other receivables, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realizable value	4,896	10,146	7,334	8,447	4,772
Loss (profit) after tax for the period from discontinued operations, net	—	—	—	426	(932)
Net result on the disposal of subsidiaries	—	(3)	(470)	(194)	19
Profit attributable to non-controlling interests	1,876	908	1,013	1,706	535
Income tax expense	7,987	2,681	3,150	4,893	8,322
Effect of pension obligations	235	548	(33)	(171)	50
Other fines and penalties	2,027	1,554	2,551	1,396	1,598
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(167)	(425)	(963)	(115)	(224)
Other one-off items	—	—	—	1,819	1,293

Consolidated Adjusted EBITDA	53,428	75,667	81,106	66,164	45,730

Mining Segment Adjusted EBITDA reconciliation:
Profit (loss) attributable to equity shareholders of Mechel PAO	4,253	11,304	16,801	6,931	(66,641)

Add:
Depreciation and amortization	8,541	7,621	7,979	7,912	9,106
Foreign exchange (gain) loss, net	(4,376)	10,771	(4,379)	(14,960)	49,872
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	24,131	29,153	34,546	39,345	33,880
Finance income	(911)	(24,458)	(1,810)	(2,482)	(1,030)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, net, write-off of trade and other receivables, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realizable value	5,885	4,796	4,443	2,584	900
(Profit) loss after tax for the period from discontinued operations, net	—	—	—	—	(764)

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(In millions of Russian rubles)
Net result on the disposal of subsidiaries	—	(3)	(470)	—	—
Profit (loss) attributable to non-controlling interests	701	183	407	511	(444)
Income tax expense (benefit)	93	5,940	3,410	(115)	1,153
Effect of pension obligations	184	515	(58)	(198)	125
Other fines and penalties	667	(15)	941	556	707
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(83)	(291)	(385)	(19)	(33)
Other one-off items	—	—	—	1,819	—

Mining Segment Adjusted EBITDA	39,085	45,516	61,425	41,884	26,831

Steel Segment Adjusted EBITDA reconciliation:
Profit (loss) attributable to equity shareholders of Mechel PAO	5,938	693	(4,533)	7,619	(39,029)

Add:
Depreciation and amortization	6,153	5,738	5,800	5,435	4,650
Foreign exchange (gain) loss, net	(14,841)	14,969	144	(10,904)	21,122
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	14,839	13,825	14,136	17,411	25,645
Finance income	(450)	(9,874)	(717)	(2,234)	(344)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, net, write-off of trade and other receivables, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realizable value	(1,006)	1,846	2,406	5,389	2,122
Loss (profit) after tax for the period from discontinued operations, net	—	—	—	406	(168)
Net result on the disposal of subsidiaries	—	—	—	(194)	19
Profit attributable to non-controlling interests	996	637	417	1,056	812
Income tax expense (benefit)	503	(531)	203	(1,485)	416
Effect of pension obligations	47	30	22	26	(81)
Other fines and penalties	859	788	1,512	742	890
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(82)	(131)	(573)	(95)	(190)
Other one-off items	—	—	—	—	1,263

Steel Segment Adjusted EBITDA	12,956	27,990	18,817	23,172	17,127

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(In millions of Russian rubles)
Power Segment Adjusted EBITDA reconciliation:
Profit (loss) attributable to equity shareholders of Mechel PAO	351	(2,631)	39	(451)	(2,272)

Add:
Depreciation and amortization	482	500	448	367	329
Foreign exchange (gain) loss, net	(24)	37	(2)	(83)	111
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	653	581	880	1,078	2,173
Finance income	(31)	(1,231)	(57)	(54)	(55)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, net, write-off of trade and other receivables, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realizable value	18	3,504	486	474	1,751
Loss (profit) after tax for the period from discontinued operations, net	—	—	—	20	—
Net result on the disposal of subsidiaries	—	—	—	—	—
Profit attributable to non-controlling interests	180	87	189	139	166
Income tax expense (benefit)	333	(83)	229	73	(118)
Effect of pension obligations	4	4	3	2	6
Other fines and penalties	(419)	781	98	98	—
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(2)	(3)	(5)	(1)	(1)
Other one-off items	—	—	—	—	—

Power Segment Adjusted EBITDA	1,545	1,546	2,308	1,662	2,090

Adjusted EBITDA is a measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measure of our operating performance under IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS or as an alternative to cash flow from operating activities or as a measure of our liquidity. In particular, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We believe that Adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, and it allows investors to evaluate and compare our periodic operating performance, and it is the relevant measure for capital intensive industries with long-life assets.

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

•

Adjusted EBITDA does not reflect the impact of finance income and finance costs including fines and penalties on overdue loans and borrowings and lease payments, which are significant and could further increase if we incur more debt, on our operating performance.

•	Adjusted EBITDA does not reflect the impact of the net result on the disposal of non-current assets on our operating performance, which may recur.

•	Adjusted EBITDA does not reflect the impact of impairment of goodwill and other non-current assets, net, which may recur.

•	Adjusted EBITDA does not reflect the impact of write-off of trade and other receivables, which may recur.

•	Adjusted EBITDA does not reflect the impact of allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts, which may recur.

•	Adjusted EBITDA does not reflect the impact of write-off of inventories to net realizable value, which may recur.

•	Adjusted EBITDA does not reflect the impact of profits and losses after tax for the period from discontinued operations.

•	Adjusted EBITDA does not reflect the impact of net result on the disposal of subsidiaries.

•	Adjusted EBITDA does not reflect the impact of profits and losses attributable to non-controlling interests on our operating performance.

•	Adjusted EBITDA does not reflect the impact of income tax expenses and benefits on our operating performance.

•	Adjusted EBITDA does not reflect the impact of effect of pension obligations.

•	Adjusted EBITDA does not reflect the impact of other fines and penalties.

•	Adjusted EBITDA does not reflect the impact of gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term.

•	Adjusted EBITDA does not reflect the impact of other one-off items.

•	Other companies in our industry may calculate Adjusted EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

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

Because we have a substantial amount of outstanding indebtedness that we do not have the ability to repay without refinancing or restructuring, and our ability to do so is dependent upon continued negotiations with our creditors, there is substantial doubt about our ability to continue as a going concern. See note 4 to our consolidated financial statements in “Item 18. Financial Statements.” We also note that we have defaulted on payments of principal and interest under the group’s non-restructured export credit facility agreements with international lenders (“ECA-lenders”) and have been and continue to be in non-compliance with a number of financial and non-financial covenants contained in our loan agreements. See “— We have experienced and may continue to experience liquidity shortages and a working capital deficit,” “— Our creditors had accelerated and in the future may accelerate amounts due under our loan agreements due to our failure to comply with our payment and other obligations,” “— We may be unable to restructure all of our indebtedness or we may fail to comply with the terms of the restructured indebtedness” and “— We have a substantial amount of outstanding indebtedness with restrictive financial covenants and most shares and assets in our subsidiaries are pledged.” These breaches constitute an event of default and cross-default under various loan agreements and, as a result, the creditors may request accelerated repayments and initiate legal procedures for enforcement of our debts. We do not have the resources to repay such overdue debt or to enable us to comply with accelerated repayment requests immediately or to make payments in full in 2020 with regard to the schedules agreed on loans restructured earlier. Currently we are negotiating new debt restructuring terms with our creditors, however it is unclear when and if any binding documents relating to restructuring will be executed. In January-February 2020, we have requested and received consents from Gazprombank and VTB Bank waiving the accelerated repayment of debt principal until April 1, 2020 and March 31, 2020, respectively, that are conditional on timely payment of interest and commissions under respective loan agreements.

Our plans, including the achievement of the restructuring with all of our lenders and aligning the servicing of our debt with projected cash flows to be generated by our group in 2020 and beyond, are discussed in “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Outlook for 2020” and note 4 to our consolidated financial statements in “Item 18. Financial Statements.” Our future is dependent on our ability to refinance or restructure our indebtedness successfully or otherwise address these matters. If we fail to do so for any reason, we would not be able to continue as a going concern and could be forced to seek relief under applicable bankruptcy or insolvency procedures, in which case our shares and ADSs would lose all or a substantial amount of their value. However, given management’s plans, our consolidated financial statements have been prepared on the basis that we will continue as a going concern entity, and no adjustments have been made in our consolidated financial statements relating to the recoverability and classification of the recorded value of assets, the amounts and classification of liabilities or any other adjustments that might result in any potential impact of us not being able to refinance our debt obligations as outlined in note 4 to our consolidated financial statements in “Item 18. Financial Statements.”

We have experienced and may continue to experience liquidity shortages and a working capital deficit.

We have experienced and may continue to experience liquidity shortages from, inter alia, our substantial investment program, commodity price decreases, currency fluctuations and other economic and financial difficulties, particularly since the global economic crisis beginning in the late 2000s. In the first half of 2014, as a result of our deteriorating liquidity position and difficulties with refinancing of our debt, we failed to fulfill our payment obligations in connection with the servicing of interest and the repayment of our indebtedness. Since 2015, we have restructured and refinanced a significant amount of indebtedness, including loans from Russian state banks, pre-export credit facilities and bonds issuances. See “— We may be unable to restructure all of our indebtedness or we may fail to comply with the terms of the restructured indebtedness.”

Our working capital deficit amounted to RUB 393,407 million as of December 31, 2019 as compared to RUB 404,055 million as of December 31, 2018. Cash and cash equivalents as of December 31, 2019 were

RUB 3,509 million as compared to RUB 1,803 million as of December 31, 2018 and our total liabilities exceeded total assets by RUB 233,597 million as of December 31, 2019. For additional details about our capital requirements and resources, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

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

We have restructured most of our debt portfolio and optimized the capital investment program to reduce the risk of facing a liquidity shortage, as well as to allow us to reduce our debt leverage over time. In the second half of 2019, we have entered into negotiations with our major Russian lenders to agree on the new debt restructuring terms in order to extend maturities and to reduce our annual principal payments. These negotiations were initiated by us for the purposes of ensuring new restructuring of our debt portfolio. See “— Our creditors had accelerated and in the future may accelerate amounts due under our loan agreements due to our failure to comply with our payment and other obligations” and “— We will require a significant amount of cash to fund our capital investment program.”

However, there is no guarantee that we would be successful in refinancing and restructuring our debt or in raising additional capital (particularly if we or any of our subsidiaries, directors or officers, or significant counterparties are subject to international sanctions which could, among other things, prevent or restrict us from accessing foreign capital markets and/or supplying our products on certain export markets), or that we would be able to do so on a timely basis or on terms which are acceptable to us. Even if we were successful, the terms of such refinancing or new capital may be detrimental to holders of ADSs and shares including due to a dilution of their interests. Any of these factors could negatively impact our liquidity and working capital and have a material adverse effect on our business, financial condition, results of operations and the trading price of our ADSs and shares. In addition, Mechel has not been rated by a “big three” credit rating agency since Moody’s Investors Service withdrew our corporate family rating at our request in March 2015. The absence of an international rating (or the assignment of a poor rating) may reduce our opportunities to raise necessary debt financing, including by accessing the debt capital markets, on favorable terms or at all.

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

Our creditors had accelerated and in the future may accelerate amounts due under our loan agreements due to our failure to comply with our payment and other obligations.

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

For example, during 2014 and 2015, VTB Bank and Sberbank decided to accelerate outstanding amounts due under our credit facilities due to our payment defaults. Although we managed to settle with VTB Bank and Sberbank, such acceleration, in turn, would give our other creditors the right to trigger acceleration under their loan agreements. In addition, we may be unable to settle any such claims in the future. See “— We may be unable to restructure all of our indebtedness or we may fail to comply with the terms of the restructured indebtedness.”

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

As of December 31, 2019, the overdue debt amounted to 6.6% of our total debt, and we were in breach of a number of financial and non-financial covenants contained in our loan agreements and in default as a result of triggering certain cross-default provisions. Such provisions allow the relevant creditors to claim for accelerated repayment of all outstanding amounts at any time; however, we have not received any acceleration notices from the creditors as of December 31, 2019. As of the date hereof, we did not obtain the required waivers with respect to the breaches of the financial covenants. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Restrictive Covenants,” “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness,” “Item 10. Additional Information — Material Contracts” and “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

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

We may be unable to restructure all of our indebtedness or we may fail to comply with the terms of the restructured indebtedness.

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

In 2015, we signed agreements on restructuring of our debt with our major Russian lenders, such as VTB Bank and Gazprombank. We also signed restructuring agreements with Sberbank in February-April 2016 which granted a grace period and extended repayments of our debt, as well as waived all previous defaults. In December 2016, we signed the last set of the agreements with VTB Bank which provide for extension of maturity of our credit lines until April 2022. Signing of these agreements was condition precedent to coming into effect of the similar provisions under agreements with Gazprombank and Sberbank. In April 2017, Gazprombank, VTB Bank and Sberbank confirmed the restructuring terms, including an extension of the repayment grace period until 2020 and the final maturity until 2022. In July 2018, we signed a new loan agreement with VTB Bank to refinance existing pre-export credit facilities with a syndicate of banks. In November 2019, Sberbank assigned our debt and related security to VTB Bank. See “Item 5. Operating and Financial Review and Prospects — Restructuring of financial indebtedness.”

Our current debt repayment schedule, which was agreed with our major Russian lenders in the course of previous restructuring, provides for full debt repayment during the period of 2020-2022. We may not have sufficient funds to meet this debt repayment schedule. In the second half of 2019, we have entered into negotiations with our major Russian lenders in order to extend maturities of our outstanding debt and to reduce our annual principal payments. However, we have not agreed the key terms of the restructuring and there is no clarity as to when and if any binding agreements will be entered into in relation thereto.

Our major Russian lenders required that all the loans provided to our subsidiaries be secured with the suretyship or pledge of assets of Mechel PAO or its subsidiaries. See “— We have a substantial amount of outstanding indebtedness with restrictive financial covenants and most shares and assets in our subsidiaries are pledged.” In accordance with the Joint-Stock Companies Law then in effect, such transactions exceeding 2% of the balance sheet value of the company’s assets determined under the Russian accounting standards required participation and obtaining of approval from a majority of disinterested shareholders of the company; starting from January 1, 2017, the Joint-Stock Companies Law was amended and the threshold was set at 10%. Such security is an additional guarantee for our lenders which they require for restructuring of our debt. On March 4, 2016, we called the extraordinary general shareholders’ meeting to approve a number of interested party transactions but we did not manage to obtain the required quorum to approve such transaction. Although we managed to obtain the required quorum thereafter, we cannot predict whether we could obtain such shareholders’ approval in order to secure our loans in the future or we could get a waiver from the banks for the amendment of the security structure.

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

If we are unable to restructure all of our indebtedness or fail to comply with the terms of the restructured indebtedness, our lenders may claim for accelerated repayment, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects.

We have a substantial amount of outstanding indebtedness with restrictive financial covenants and most shares and assets in our subsidiaries are pledged.

We have a substantial amount of outstanding indebtedness, primarily consisting of debt we incurred in connection with the financing of our acquisitions of Yakutugol and Oriel Resources in 2007 and 2008, as well as debt we incurred to finance our investment program and working capital needs in late 2008 and 2009. As of December 31, 2019, our consolidated total debt, including lease obligations and the put option of Gazprombank, was RUB 454,078 million, of which RUB 391,670 million was short-term debt (including RUB 373,705 million with loan covenant violations, of which RUB 220,046 million was long-term debt reclassified to short-term debt due to defaults and cross-defaults under our loan agreements). Our finance costs for the year ended December 31, 2019 were RUB 38,830 million, net of the amount capitalized.

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

In order to secure bank financings, we have pledged shares in certain our subsidiaries, including 100% of Yakutugol, 95%+3 shares of Southern Kuzbass Coal Company, 91.66% of shares of Chelyabinsk Metallurgical Plant, 50%+2 shares of common shares of Beloretsk Metallurgical Plant, 80%+2 shares of Korshunov Mining Plant, 87.5%+3 shares of Mechel Mining, 75%+2 shares of Urals Stampings Plant, 25%+1 share of Izhstal, 25%+1 share of Port Posiet, 50.99% of registered capital of Elgaugol, 25% of registered capital of Mecheltrans, 100% of registered capital of Fincom-invest OOO, 25% of registered capital of Port Temryuk, 25% of registered capital of Bratsk Ferroalloy Plant, 1.99% of registered capital of MecheltransVostok OOO and 1.99% of registered capital of Elga-road as of December 31, 2019. Also, some of our property, plant and equipment and certain other assets of our subsidiaries are pledged to the lenders. As of December 31, 2019, the carrying value of property, plant and equipment, inventory and accounts receivable pledged under our loan agreements amounted to RUB 120,521 million. See note 10.1(h) to the consolidated financial statements.

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

Our creditors, including the Federal Tax Service of the Russian Federation, may file a bankruptcy petition with a court seeking to declare us insolvent if we are unable to make payments to our creditors in excess of RUB 300,000 within three months of such payments becoming due. In most cases, for such petition to be accepted, the outstanding indebtedness must be confirmed by a separate court decision or arbitral award that has already entered into force. However, under the Federal Law No. 127-FZ “On Insolvency (Bankruptcy)” dated October 26, 2002, as amended (the “Bankruptcy Law”), financial (credit) organizations, which include our major creditors, may file a petition for bankruptcy without such separate court decision. In this case, the financial organization is required to notify the debtor and its creditors in writing at least 15 days from the date of publication of the bankruptcy petition in the Unified Federal Register of Information on Facts of Business Activity of Legal Entities. While in the past some of our creditors attempted to initiate bankruptcy proceedings against us and we have managed to settle those claims, if any creditor initiates court proceedings seeking to declare us insolvent, it could have a material adverse effect on our prospects and on the value of our shares and ADSs and may ultimately result in the inability of holders of our shares and ADSs to recover any of their investments.

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

The lease agreements we have entered into generally provide the lessor with a right to terminate the contract unilaterally, without applying to the court, by way of sending a notification to the lessee in the event of non-payment within a specified period of time. The lessor is entitled to receive penalties in case of a delay in payment and early termination of the lease agreement due to the lessee’s default under the lease or certain loan arrangements as the lease agreements provide for relevant cross-default provisions. Upon termination of the lease agreement, the lessor is entitled to request the return of the leased equipment. If the lessee fails to return the equipment, the lessor is entitled to receive rental payments covering the time of the delay and compensation for damages if not covered by rental payments.

In the past, we failed to fulfill payment (and other) obligations under certain lease agreements resulting in court claims from the respective lessors requesting the termination of the lease agreements and the return of the leased assets to the lessors. For example, in 2015, following our failure to fulfill payment obligations under the respective lease agreements, Caterpillar Financial OOO sent termination notices to certain of our group companies. We have not settled the claims and Caterpillar Financial OOO filed lawsuits seeking termination of lease agreements, withdrawal of leasing assets and recovery of debt in an aggregate amount of approximately $5.2 million and €313.9 thousand. Although we were able to settle with Caterpillar Financial OOO, there can be no assurance that similar breaches will not occur in the future. Any future breaches under our lease agreements resulting in the return of the leased equipment to the lessor could adversely affect our operating activities, which in turn could have a material adverse effect on our business, financial condition, results of operations and prospects.

We will require a significant amount of cash to fund our capital investment program.

Our business requires maintenance capital expenditures in order to maintain production levels adequate to meet the demand for our products, as well as other capital expenditures to implement our business strategy. We spent RUB 4.9 billion during 2019 on our capital expenditures (including RUB 2.4 billion in maintenance capital expenditures). In planning for 2020, we followed our current investment policy focusing only on those items that are either close to completion or are of major importance for our operations. Our capital investment program currently contemplates capital spending of up to RUB 10.2 billion in 2020 (including up to RUB 5.8 billion in maintenance capital expenditures). A considerable part of the planned capital expenditures relate to the renewal of metallurgical and mining-and-transport equipment. Overall, we plan to spend up to RUB 28.0 billion for the three-year period of 2020-2022 on capital investments (including up to RUB 18.6 billion in maintenance capital expenditures). See “Item 4. Information on the Company — Capital Investment Program.”

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

Part of our sales are denominated in U.S. dollars, whereas the majority of our direct costs are incurred in rubles. In addition, we have foreign currency loans that are denominated in U.S. dollars and euros. Depreciation in real terms of the ruble against the U.S. dollar may result in a decrease in our costs relative to our export revenues assuming a stable level of prices for our products. Also, depreciation in real terms of the ruble against the U.S. dollar and/or euro may result in a reduction in our ability to service debt obligations denominated in U.S. dollars or euros in case of a sharp decline in sales in general and sales denominated in foreign currencies in particular. Conversely, appreciation in real terms of the ruble against the U.S. dollar may materially adversely affect our results of operations if the prices we are able to charge for our products do not increase sufficiently to compensate for the increase in real terms in our ruble-denominated expenditures. In 2019, the ruble depreciated in real terms against the U.S. dollar by 0.9% and appreciated in real terms against the euro by 4.8% as compared to 2018, according to the CBR. The ruble suffered steep drop in the beginning of 2020 from 61.91 rubles per U.S. dollar as at January 1, 2020 to 73.89 rubles per U.S. dollar as at March 18, 2020 as a result of oil prices drop and outbreak of novel coronavirus (Covid-19). See “— The Russian economy and the value of our shares and ADSs could be materially adversely affected by fluctuations in the global economy.”

In an effort to protect the country’s foreign currency reserves from substantial depletion, the CBR moved to a free floating exchange rate regime in November 2014. In response to continuing ruble depreciation, the CBR in an unexpected, emergency meeting in December 2014 increased its key rate, which determines the borrowing costs for commercial banks, from 10.5% to 17%. The CBR subsequently decreased the key rate several times between 2015 and early 2018 to 7.25%, before increasing the key rate in late 2018 to 7.75%. During 2019, the key rate was gradually lowered to 6.25% and in February 2020 further lowered to 6.0%. Interest rates under our ruble-denominated facilities with Russian state banks are linked to the CBR key rate (plus a margin above the key rate). Should the CBR key rate increase again, or should interest rates under our existing facility agreements otherwise increase, we will face higher borrowing costs, which could have a material adverse effect on our business, cash flows, financial condition, results of operations and prospects.

Discontinuation of certain interest rate benchmarks could cause the group to renegotiate certain of its credit facilities.

Reference rates and indices, including interest rate benchmarks, such as the London Interbank Offered Rate (“LIBOR”), which are used to determine the amounts payable under financial instruments or the value of such financial instruments (“Benchmarks”), have, in recent years, been the subject of political and regulatory scrutiny as to how they are created and operated. This has resulted in regulatory reform and changes to existing Benchmarks, with further changes anticipated. These reforms and changes may cause a Benchmark to perform differently than it has done in the past or to be discontinued. Any change in the performance of a Benchmark or its discontinuation could have a material adverse effect on any instrument referencing or linked to such Benchmark.

Some of the group’s credit facilities have a floating interest rate such as LIBOR and EURIBOR, including, for example, credit facilities with VTB Bank, and if for any reason the reference rates should become unavailable, such credit facilities might need to be renegotiated. There can be no assurance that the group will be able to renegotiate such credit facilities at least on similar terms, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Inflation could increase our costs and decrease operating margins.

In 2019, 2018 and 2017, the consumer price inflation rate in Russia was 3.0%, 4.3% and 2.5%, respectively, according to the Russian Federal State Statistics Service (“Rosstat”). The record low level of inflation in Russia in 2017 was due to the tight monetary policy of the CBR and slowing growth of prices on consumer goods and services. The decrease in 2019 as compared to 2018 was primarily due to the strengthening of the ruble and lower prices for fuel and consumer goods and services. Inflation increases our operating costs on monetary items, which are sensitive to rises in the general price level in Russia, including fuel and energy costs, the cost of production services and salaries (as under existing collective bargaining agreements, wage indexation takes inflation into account). Inflation could also potentially increase the prices we can charge for our products. The impact of inflation on our operating margins depends on whether we can charge higher prices corresponding with the increase in costs. Nevertheless, there is a high risk that inflation will have an overall negative impact on our operating margins.

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

Russian companies are limited in their ability to place shares in circulation outside of Russia, including in the form of depositary receipts such as our common American Depositary Shares (“common ADSs”) and our Global Depositary Shares (“GDSs”), each representing our common shares, as well as our preferred American Depositary Shares representing our preferred shares (“preferred ADSs,” and together with the common ADSs, the “ADSs”) due to Russian securities regulations. We received permission from the Russian Federal Financial Markets Service (“FFMS”) for up to 40% of our common shares to be circulated abroad through depositary receipt programs, which was the maximum amount allowed at that time. Later we also received FFMS permission for a total of 41,627,074 preferred shares to be circulated through depositary receipt programs, representing 30% of the total number of issued preferred shares, which was the maximum amount allowed at that time. Currently, Russian securities regulations provide that no more than 25% of the total number of a Russian company’s shares may be placed and circulated abroad through depositary receipt programs or otherwise. Currently the CBR is the public authority responsible for issuance of such permissions. It is unclear whether the FFMS’s approvals of higher amounts prior to the establishment of this lower limit will be allowed to remain in place. As of December 31, 2019, our common ADSs and GDSs together accounted for approximately 23% of our common shares, and accordingly we believe we are limited in our ability to raise additional equity financing through placement of common shares in the form of depositary receipts. If the current limit is enforced, Deutsche Bank Trust Company Americas (the “depositary”) may be forced to cancel some of our common ADSs and GDSs and deliver a corresponding number of the underlying common shares to holders of common ADSs or GDSs. The Russian government or its agencies may also impose other restrictions on international financings by Russian issuers.

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

The amount of goodwill on our balance sheet as of December 31, 2019 that is subject to impairment analysis was RUB 15,982 million or 5% of our total assets. This amount includes goodwill of Yakutugol, Kuzbass Power Sales Company and Port Posiet of RUB 13,399 million, RUB 1,026 million and RUB 756 million, respectively, as of December 31, 2019. See note 17 to the consolidated financial statements.

Based on the results of the impairment analysis of goodwill we performed as of December 31, 2019, an impairment loss of RUB 3,139 million was recognized. According to the results of the impairment analysis of non-current assets as of December 31, 2019, an impairment loss of RUB 1,276 million and gain from reversal of an impairment loss of RUB 2,611 million were recognized. See note 17 to the consolidated financial statements.

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

Our mining segment sells coal (metallurgical and steam), iron ore concentrate, coke and chemical products. These commodities are traded in markets throughout the world and are influenced by various factors beyond our control, such as global economic cycles and economic growth rates. Prices of these products have varied significantly in the past and could vary significantly in the future. For example, in 2019, coal prices were highly volatile. According to Metals & Mining Intelligence (“MMI”), a private information and research company, hard coking coal spot prices fluctuated in a wide range of $133-211 per tonne (FOB Australia).

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

Slowing growth of the world economy due to stagnation of economies in Europe, slowing economic growth in China and the United States, trade tensions between China and the United States and international sanctions against Russia and Russian individuals or businesses, may have adverse consequences for our customers and our business as a whole. See “— Risks Relating to the Russian Federation — Sanctions imposed by the United States and the European Union, as well as other politically related disagreements and allegations between Russia and other countries, may have a material adverse effect on our business, liquidity and financial condition, as well as the trading market for and value of our shares and ADSs.”

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

We face competition from Russian and international steel and mining companies. Consolidation in the steel and mining sectors globally has led to the creation of several large producers, some of which have greater financial resources and more modern facilities than our group. We also face price-based competition from emerging market producers, including, in particular, Mongolia, Indonesia, China and Columbia (in the export of raw materials for metallurgy) and China, Ukraine, Turkey, Belarus and Kazakhstan (in the export of semi-finished products and rolled products). Increased competition could result in more competitive pricing and reduce our operating margins.

Our competitiveness is based in part on our operations in Russia having a lower cost of production than competitors in higher-cost locations. We have been facing a consistent upward trend in the past several years in production costs, particularly with respect to wages and transportation. For example, our rail transportation costs increased consistently during the last three years with the railway tariff increases of 6.08% in 2017, 5.4% in 2018 and 3.6% in 2019. In addition, for export traffic, with certain exceptions, there was an additional increase to railway tariffs of 10.0% in 2017, 8.0% in 2018 and 8.0% in 2019. See “— A limited capacity of the railway infrastructure and an increase in railway tariffs expose us to uncertainties regarding transportation costs of raw materials and steel products,” “— Increasing costs of electricity, natural gas, diesel fuel and labor could materially adversely affect our operating margins” and “— Inflation could increase our costs and decrease operating margins.” If these production costs continue to increase in the jurisdictions in which we operate, our competitive advantage will be diminished, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Therefore, changes in our estimates of reserves or failure to implement mine development plans could result in lower than expected revenues, higher than expected costs or decreased operating margins, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

The development of the Elga coal deposit is subject to certain risks due to the substantial amount of capital costs involved in developing the required infrastructure.

The risks associated with the development of the Elga coal deposit have the potential to impact the project’s legal or economic viability. Key risks include the following: (1) the early termination, suspension or restriction of the right of subsoil use of the Elga coal deposit in case of any violation of the requirements of the deposit development technical plan; (2) the project requires significant capital expenditures to develop the required production and washing facilities and infrastructure, and increases in planned capital and operating costs could make the project uneconomical because of the project’s sensitivity to these costs; (3) the economic viability of the project is dependent upon the full use of the rail line; (4) the project is very sensitive to market prices for coal because of the high initial capital costs; and (5) the insufficient capacity of ports in the Russian Far East where the Elga deposit is located may limit the distribution of coal mined at the Elga deposit. The realization of any of the above risks could have a material adverse effect on our business, results of operations, financial condition and prospects. In addition, capital expenditures for the rail line were not considered in the calculation of reserves estimates. While we have already invested approximately RUB 77.7 billion in the development of the Elga coal deposit (out of which approximately RUB 64.8 billion was invested in the construction of the rail line) as of December 31, 2019, its further development requires a substantial amount of investment. Failure to source sufficient funding for the Elga coal deposit would impede its further development, which in turn could have an adverse effect on our prospects. We are currently negotiating a potential sale of the Elga coal complex, for further information see “Item 4. Information on the Company — Business Strategy.”

Successful implementation of our strategy to expand our coal sales depends on our ability to increase our export sales.

Our strategy to expand our coal sales, particularly high-grade coking coal and pulverized, or finely crushed, coal for injection (“PCI”), is substantially dependent on our ability to increase our production and exports of these products through ports in the Russian Far East to other countries, particularly Japan, China, Vietnam, South Korea and other Pacific Rim countries. We face a number of obstacles to this strategy, including oversupply and low demand, trade barriers and sales and distribution challenges, as well as restrictions imposed by antimonopoly legislation.

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

Although the total annual capacity of the Baikal-Amur Mainline to which our Elga deposit is connected by our private rail line is gradually increasing upon implementation of a set of actions set forth in the State Program of the Russian Federation “Development of Transport System,” its capacity will need to be further expanded in order to comply with the general declared volumes for cargo transportation on the Baikal-Amur Mainline. In 2019, Russian Railways announced the beginning of the second phase of the railway infrastructure development program, the purpose of which is to increase the capacity of the Baikal-Amur and Trans-Siberian Mainlines by 2024. However, there can be no assurance that the development projects by Russian Railways will proceed according to existing plans, particularly in light of international sanctions against Russian companies and individuals. In addition, there is acute competition among Russian coal exporters for existing port capacity. In light of this shortage, Russian coal producers have endeavored to acquire ports or separate terminals to ensure the export of their products.

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

Our business depends on the continuing validity of our subsoil licenses and the issuance of new and extended subsoil licenses and our compliance with the terms thereof. In particular, in estimating our reserves, we have assumed that we will be able to renew our Russian subsoil licenses as and when necessary in the ordinary course of business so that we will be able to exploit the resources under such licenses for the operational life of the relevant subsoil plot. See “Item 4. Information on the Company — Regulatory Matters — Subsoil Licensing in Russia — Extension of licenses” and “— Mining Segment — Mineral reserves.” However, license extension is subject to the licensee being in compliance with the terms of the license. Our experience with license extensions and publicly available information about current market practice and available court practice suggest that regulatory authorities tend to focus on such terms of the license as production levels, operational milestones and license payments, which are considered to be material terms of the license. Nevertheless, there is no assurance that this approach will be consistently applied by the regulatory authorities and the courts, or that this approach will not change in the future. Regulatory authorities exercise considerable discretion in the timing of license issuance, extension of licenses and monitoring licensees’ compliance with license terms. Subsoil licenses and related agreements typically contain certain environmental, safety and production commitments. See “Item 4. Information on the Company — Regulatory Matters — Subsoil Licensing in Russia — Maintenance and

termination of licenses.” If regulatory authorities determine that we have violated the material terms of our licenses, it could lead to rejection of our license extensions or suspension or termination of our subsoil licenses, and to administrative and civil liability. In addition, requirements imposed by relevant authorities may be costly to implement and result in delays in production. Our subsoil licenses expire on dates falling in 2021 through 2037. See the tables setting forth expiry dates of our Russian subsoil licenses in “Item 4. Information on the Company — Mining Segment” and reserves information. Accordingly, these factors may seriously impair our ability to operate our business and realize our reserves which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We currently do not comply with the material terms of certain Russian subsoil licenses. In particular, we failed to commence commercial coal production at the Raspadsk license area (part of Olzherassky Open Pit) in 2009 as required by the license due to unfavorable mine economics. In addition, we commenced preparation for the commercial development of the Yerunakovsk-1, Yerunakovsk-2 and Yerunakovsk-3 license areas, but failed to commence commercial production at these subsoil areas in 2011 as required by the licenses due to unfavorable mine economics. As a result, in April 2017, the subsoil use right for the Yerunakovsk-2 license area was early terminated by the Federal Agency for Subsoil Use (“Rosnedra”). Moreover, we cannot fully develop the deposit at the Yerunakovsk-3 license area due to the presence of a third-party sludge pond in this area. In August 2019, Rosnedra notified us of a possible early termination of the subsoil use right for the Yerunakovsk-1 and Yerunakovsk-3 license areas, if within one year the existing violations are not eliminated. Furthermore, we failed to commence commercial coal production at the Olzherassk license area (Olzherasskaya-Glubokaya Underground) in 2012 due to unfavorable mine economics and the significant capital investments required to develop this license area. In addition, we did not meet the deadlines for exploration completion, preparation for the commercial development and commencement of mining of the Pionerskoye and the Sivaglinskoye iron ore deposits due to lack of financing. As a result, in December 2019, Rosnedra early terminated the subsoil use right for the Pionerskoye and the Sivaglinskoye deposits. The Yerunakovsk-1, Yerunakovsk-3 and Olzherassk (Olzherasskaya-Glubokaya Underground) license areas are not counted for the purposes of our coal reserves.

Increasing costs of electricity, natural gas, diesel fuel and labor could materially adversely affect our operating margins.

In 2019, our Russian operations purchased in the wholesale and retail electricity and capacity markets approximately 3.2 billion kilowatt-hours (“kWh”) of electricity at a total cost of approximately RUB 9.4 billion, implying an average cost of approximately RUB 2.96 per kWh. According to the Ministry of Economic Development of the Russian Federation estimates, the average increase in market prices in the wholesale electricity market is expected to be 5.6% in 2020. Further price increases for electricity may also occur in the future due to the increase in fuel prices.

Our Russian operations also purchase significant amounts of natural gas, primarily for the production of power resources at our own co-generation facilities, from Novatek PAO (“Novatek”), Russia’s largest independent producer of natural gas, Rosneft Oil Company (“Rosneft”), the government-controlled leader of Russia’s petroleum industry, and Gazprom PAO (“Gazprom”), the government-controlled dominant gas producer and the owner of the unified gas supply system of Russia. Domestic natural gas prices are regulated by the Russian government. In 2019, we purchased approximately 1.8 billion cubic meters of gas at a total cost of approximately RUB 7.4 billion. Russian domestic natural gas prices are significantly below Western European levels, which provides us with a cost advantage over our competitors, an advantage which may diminish as Russian domestic gas prices approach Western European levels. Starting from July 1, 2019, the FAS set wholesale prices of gas produced by Gazprom for domestic consumers on the territory of the Russian Federation, except for households, in the range of RUB 2,610 to RUB 5,097 per thousand cubic meters, as compared to prices set for the previous period which were set starting from August 21, 2018 in the range of RUB 2,574 to RUB 5,097 per thousand cubic meters, depending on the region of the Russian Federation where the gas is purchased.

We use petroleum products, in particular diesel fuel, as fuel for technological transport in our mining operations. In 2019, our Russian operations purchased approximately 182.7 thousand tonnes of diesel fuel at a total cost of approximately RUB 8.3 billion. The Russian diesel fuel market is controlled by a limited number of oil companies, including our major suppliers such as Rosneft, Gazprom Neft PJSC and LUKOIL PJSC. There is a free pricing regime for commercial consumers of petroleum products in Russia.

Following raw materials used in the production process and energy-related costs, our labor costs are the next most significant operational cost. Labor costs in Russia have historically been significantly lower than those in the more developed market economies of North America and Western Europe for similarly skilled employees. However, the average wage in the Russian Federation has increased in recent years, for example, by 2.9% and 8.5% in 2017 and 2018, respectively, according to Rosstat. Labor costs in Russia are indexed to and adjusted for inflation, which means that in the future labor costs may rise and our advantage with respect to our competitors with foreign operations that have historically had to pay higher average wages than those paid in Russia may be reduced.

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

Our cargoes are currently transported in the railcars owned by our subsidiary Mecheltrans or third-party railcar owners, mainly to transport coal products and iron ore concentrate. Mecheltrans works with third-party railcar owners to arrange for transportation and forwarding cargoes with their railcars. The most significant railcar owners used by Mecheltrans for rail transportation include Federal Freight JSC, TFM-Operator OOO, Titan AO, First Industrial Operator OOO and New Forwarding Company JSC. In 2019, our freight volume transported by third-party railcar owners amounted to 15.6 million tonnes, for which we paid RUB 9.8 billion.

In 2019, railway tariffs were indexed by 3.6%. Starting from January 1, 2020, railway tariffs have increased by an additional 3.5%. Along with the growth of tariff levels, a disruption in the transportation of our raw materials and products may occur. In recent years, the ban to extend the service life of railcars, the shortage of spare parts for their repair, as well as the deficit of the railcar fleet as a result of scheduled railway track repairs have led to a significant increase in prices of rolling stock operators’ services and a reduction in volume of transported cargo, including our cargo. In 2019, price increase for operators’ services ceased, however all of the above factors may arise in the future and negatively impact our operating margins, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We face certain trade restrictions in the export of ferrosilicon to the European Union.

In February 2008, an antidumping duty in the amount of 17.8% was imposed on exports to the European Union of ferrosilicon produced by our subsidiary Bratsk Ferroalloy Plant for a period of five years. In February

2013, the European Commission initiated an expiry review of the antidumping measures applicable to imports of ferrosilicon. In April 2014, the antidumping duty was extended for another five years. In July 2018, the European Commission issued a notice of the impending expiry of certain antidumping measures stating that the antidumping duty will expire in April 2019 unless EU ferrosilicon producers submitted a written request for review which contains sufficient evidence that the expiry of the measures would be likely to result in a continuation or recurrence of dumping and injury. On April 2, 2019, a notice on the initiation of an expiry review of the antidumping measures applicable to imports of ferrosilicon originating from Russia and the People’s Republic of China was issued by the European Commission, which is ongoing. During the review period by the European Commission, the antidumping duty continues to apply. Currently, we cannot predict whether the antidumping duty will be prolonged. However, even if this antidumping measure expires, we may face additional antidumping duties and other trade restrictions in the European Union, the United States and other markets in the future. See “Item 4. Information on the Company — Steel Segment — Trade restrictions.”

We benefit from Russia’s tariffs and duties on imported steel, many of which have been reduced upon Russia’s WTO membership and may be eliminated in the future.

Russia has in place import tariffs with respect to certain imported steel products that are generally advantageous to our business. These tariffs generally amount to 5% of the value of the imports. Almost all of our sales of steel products in Russia were protected by these import tariffs in 2019. The Republic of Belarus, the Republic of Kazakhstan and the Russian Federation entered into a Customs Union and implemented a Common Customs Tariff, which came into force on January 1, 2010, reducing import duties on stainless rolled products from 15% to 5%. Further, the Republic of Belarus, the Republic of Kazakhstan and the Russian Federation established the Eurasian Economic Union which was enlarged in 2015 to include the Republic of Armenia and the Kyrgyz Republic. Creation of the Customs Union, as well as other actions and decisions of the Russian authorities in respect of tariffs and duties, can lead to further reduction of import duties.

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

We are at risk of experiencing any and all of these hazards. The occurrence of such hazards could delay production, increase production costs, result in injury to persons or death, and damage to property, as well as liability for us. In 2019, production accidents at our steelmaking operations resulted in three fatalities. Also, there was a self-heating of coal at Olzherasskaya-Novaya Underground in 2019, which caused the temporary suspension of mining operations. We continue to implement measures to cure the causes of this occasion and plan to resume production in June 2020. We are implementing measures aimed at preventing production accidents and occasions in the future and we are cooperating with the competent governmental authorities, in particular, the Russian Federal Service for Ecological, Technological and Nuclear Supervision (“Rostekhnadzor”).

The risk of occurrence of these hazards is also exacerbated by the significant level of age and use of the equipment of our enterprises. We are conducting a program of phased replacement and refurbishment of obsolete equipment in order to meet industrial safety requirements at our most hazardous facilities.

Abnormal weather conditions and natural hazards could negatively impact our business.

Our production facilities are located in different climate and weather conditions, and abnormal weather changes and natural hazards could affect their operations. Interruptions in electricity supply and transport communication could lead to delays in deliveries of raw materials to our production facilities and finished products to consumers, as well as a suspension of production. For example, in the first quarter of 2019, as a result of a calm weather which caused a high gas contamination of the mine, mining operations at Korshunovsky Open Pit were suspended for 15 days. In August 2017, due to the typhoon Noru which came to Primorsky Krai, there was a power outage and wash-out of roads and a railway track towards Port Posiet, and as a result, all loading and unloading operations in the port were suspended for 10 days. The railway repair and restoration works lasted approximately two months, during which the transportation of goods to Port Posiet was limited. In addition, the existence of abnormally low temperatures for a long period of time may limit the work of the port infrastructure, crane equipment and mining-and-transport equipment. The negative impact of such abnormal or extreme climate and weather conditions may have an adverse effect on our business, financial condition, results of operations and prospects.

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

Our operations and properties are subject to extensive environmental control and regulation in the jurisdictions in which we operate. For instance, our operations generate large amounts of pollutants contained in air emissions, waste water and industrial waste, some of which are hazardous, such as benzapiren, sulfur oxide, sulfuric acid, nitrogen ammonium, sulfates, nitrites and phenicols. Some of our operations result in the creation of sludges, including sludges containing base elements such as chromium, copper, nickel, mercury and zinc. The creation, storage and disposal of such hazardous waste is subject to environmental regulations, including the requirement to perform decontamination and reclamation, such as cleaning up highly hazardous waste oil and iron slag. In addition, pollution risks and related costs are often impossible to assess unless environmental audits have been performed and the extent of liability under environmental and civil laws is clearly determinable. In 2019, as a result of an independent environmental audit of our production facilities located in the Chelyabinsk region, we signed an agreement on implementation of a set of measures aimed at improving the environmental situation in the region and reducing air emissions by 2024. Furthermore, more stringent regulations have been introduced in a number of countries in response to the impacts of climate change. See “— Increased regulations associated with climate change and greenhouse gas emissions may give rise to increased costs and may adversely impact our business and markets.”

Environmental legislation in Russia is generally weaker and less stringently enforced than in the European Union or the United States. However, environmental laws and regulations are continually changing and are generally becoming more restrictive. New laws and regulations, the imposition of more stringent requirements for licenses, increasingly strict enforcement or new interpretations of existing environmental laws, regulations or licenses, or the discovery of previously unknown contamination, may require further expenditures to modify operations, install pollution control equipment or perform site clean-ups, the curtailment of operations or the payment of fees, fines and other penalties. For example, since October 2019, marine transport infrastructure facilities used for coal transshipment must comply with the best available technologies aimed at reducing pollutants discharge. Failure to comply with the requirements to equip business and other facilities located within the boundaries of water protection zones with structures ensuring the protection of water bodies from pollution, clogging, silting and depletion of water entails the imposition of an administrative fine or administrative suspension of operations for up to 90 days. Moreover, the introduction of more stringent environmental laws and regulations could lead to the need for new or additional rehabilitation and decommissioning reserves or to an increase in our environmental liabilities, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Based on the current regulatory environment in Russia and elsewhere where we conduct our operations, as of December 31, 2019, we did not create any reserves for environmental liabilities and compliance costs, other than an accrual in the amount of RUB 5,403 million for rehabilitation provision. Any change in this regulatory environment could result in actual costs and liabilities for which we have not provided reserves.

In the course, or as a result, of an environmental investigation by the Russian governmental authorities, courts can issue decisions requiring part or all of the production at a facility that has violated environmental standards to be halted for a period of up to 90 days. We have been cited in Russia for various violations of environmental regulations in the past and we have paid certain fines levied by regulatory authorities in connection with these infractions. For example, in November 2017, the Russian Federal Service for the Supervision of Natural Resources (“Rosprirodnadzor”) conducted an inspection of Port Posiet and ordered it to equip the port area with a rainwater sewage system by October 1, 2018. In October 2018, Rosprirodnadzor extended the implementation date of this order until September 30, 2019. In October 2019, the implementation date was extended until September 1, 2020. In February 2018, the Khasansky District Court in Primorsky Krai also obliged Port Posiet to remedy violations of environmental and sanitary-epidemiological legislation until April 2019. Port Posiet implemented preparatory works for commencement of construction of the required treatment facilities, and in August 2019 applied for a stay of execution. The court allowed Port Posiet to stay of execution until November 1, 2020.

Though our production facilities were not ordered to suspend operations due to environmental violations in the past, there are no assurances that environmental protection authorities will not seek such suspensions in the future. In 2017, the Department of Rosprirodnadzor for the Chelyabinsk region cancelled the permit for emissions of pollutants into the atmosphere issued to Mechel Coke. However, Mechel Coke challenged the cancellation, and, in February 2018, the cancellation was invalidated by a court.

Several criminal cases were initiated for violation of rules for handling of environmentally hazardous substances and wastes, as well as for excess of maximum permissible concentrations of harmful chemicals in the air in Chelyabinsk. In 2019, a number of employees of Mechel Coke were indicted of causing air pollution, however the criminal proceedings were discontinued due to the expiration of the term of criminal prosecution. Criminal charges for violating the environmentally hazardous substances handling rules were also brought against employees of Chelyabinsk Metallurgical Plant. It should be noted that the plaintiff has a right to bring civil claims for environmental damage compensation even if the criminal cases were terminated due to the expiration of the term of criminal prosecution and for other so-called non-rehabilitative grounds. Furthermore, respective orders of investigative and judicial authorities, court judgments in criminal cases could also serve as grounds for awarding damages against us under environmental claims.

In general, the pollutants emission into the atmosphere and discharge into the waters, as well as the disposal of industrial and consumer waste in the absence of a permit is an administrative violation that may lead to the imposition of a fine or suspension of operations for up to 90 days, and in some cases may also lead to criminal liability of individuals including key management personnel of the group. In addition, in the absence of the permit, much higher fee tariffs apply as the entire volume of emissions, discharges and waste becomes above-limit. Any suspension of our operations due to environmental violations could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

In December 2015 at the Paris climate conference, 196 countries adopted the United Nations Framework Convention on Climate Change. The agreement sets out a global action plan to avoid climate change. Russia ratified the Paris Agreement and it came into force on November 6, 2019. Russia’s target as part of the Paris agreement is to reduce greenhouse gas emissions to 70-75% of 1990 levels by 2030, provided that the maximum absorption capacity of forests is reached. Furthermore, the Russian Federation shall develop a long-term plan to reduce greenhouse gas emissions and shall establish a strategy on adaptation to climate change. In 2015-2017, the Ministry of Natural Resources and Ecology of the Russian Federation has approved a number of methodology guidelines for the quantification of the amount of greenhouse gas emissions by organizations conducting business and other activities in Russia. In 2018, the Ministry of Economic Development of the Russian Federation proposed a draft law on state regulation of greenhouse gas emissions. This draft law, if enacted, would establish target limits for greenhouse gas emissions, general rules and guidelines for emitters and introduce permits for greenhouse gas emissions. The draft law is at the stage of development, and it is hard to predict if or when it would be adopted into a law.

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

Our operations and properties are subject to regulation by various government entities and agencies in connection with obtaining and renewing various licenses, permits, approvals and authorizations, as well as with ongoing compliance with existing laws, regulations and standards. See “Item 4. Information on the Company — Regulatory Matters — Licensing of Operations in Russia.” Governmental authorities in countries where we operate exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses, permits, approvals and authorizations, and in monitoring licensees’ compliance with the terms thereof which may result in unexpected audits, criminal prosecutions, civil actions and expropriation of property. Governmental authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties.

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

The concentration of our shares with our largest shareholders will limit your ability to influence corporate matters and transactions with largest shareholders may present conflicts of interest, potentially resulting in the entering into transactions on less favorable terms than could be obtained on arm’s length basis.

Our Chairman, Igor Zyuzin may be deemed to be the beneficial owner of approximately 28.07% of our common shares. Our Chairman’s wife Mrs. Irina Zyuzina may be deemed to be the beneficial owner of approximately 19.20% of our common shares. Mr. Kirill Zyuzin, son of Mr. Igor Zyuzin and Mrs. Irina Zyuzina, may be deemed to be the beneficial owner of approximately 18.85% of our common shares. Ms. Ksenia Zyuzina, daughter of Mr. Igor Zyuzin and Mrs. Irina Zyuzina, may be deemed to be the beneficial owner of approximately 26.97% of our common shares. Therefore, Mr. Igor Zyuzin and Mrs. Irina Zyuzina together beneficially own 47.27% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions.” Except in certain cases as provided by the Federal Law “On Joint-Stock Companies,” dated December 26, 1995, as amended (the “Joint-Stock Companies Law”), resolutions at a general shareholders’ meeting are adopted by a majority of the voting stock at a meeting where shareholders holding more than half of the voting shares are present or represented. Accordingly, Mr. Zyuzin and his family members have the power to control the outcome of most matters to be decided by a majority of the voting stock present at a general shareholders’ meeting and can control the appointment of the majority of directors and the removal of all of the elected directors if they act in concert. In addition, our largest shareholders are likely to be able to take actions, which require a three-quarters supermajority of the voting stock present at such a general shareholders’ meeting, such as amendments to our charter, reorganization, significant sales of assets and other major transactions, if other shareholders do not participate in such meeting. Thus, our largest shareholders can take actions that you may not view as beneficial or prevent actions that you may view as beneficial, and as a result, the value of our common shares and ADSs could be materially adversely affected.

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

In the event of a breach of the terms of business conduct set forth by the FAS, the FAS may seek to impose fines for violations of antimonopoly and administrative legislation. Such fines may include an administrative fine of an amount from RUB 300,000 to RUB 1 million or, if such violation has led or may lead to the prevention, limitation or elimination of competition, an administrative fine of up to 15% of revenue from sale of all goods, works and services in the market where such violation was committed, but not more than 2% of total revenue from sale of all goods, works and services in case of abuse of a dominant position and not more than 4% of total revenue from sale of all goods, works and services in case of conclusion of an inadmissible agreement according to the law. Russian legislation also provides for criminal liability for violations of antimonopoly legislation in certain cases. Furthermore, for systematic violations, a court may order, pursuant to a suit filed by the FAS, a compulsory split-up or spin-off of the violating company, and no affiliation can be preserved between the new entities established as result of such a mandatory reorganization. The imposition of any such liability on us or our subsidiaries could materially adversely affect our business, financial condition, results of operations and prospects.

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

As of December 31, 2019, approximately 56% of all our employees were represented by trade unions. Although we have not experienced any business interruption at any of our companies as a result of labor disputes from the dates of their respective acquisition by us, and we consider our relations with our employees to be good. Under Russian law, unions have the legal right to strike and other Russian companies with large union representation periodically face interruptions due to strikes, lockouts or delays in renegotiations of collective bargaining agreements. Our businesses could also be affected by similar events if our relationships with our labor force and trade unions worsen in the future. We have extended the industry agreements for coal and ore mining and smelting industries and have renegotiated most related collective bargaining agreements. If we are unable to prolong collective bargaining agreements on similar conditions in the future or our employees are dissatisfied with the terms of the collective bargaining agreements and undertake any industrial action, it could have material adverse effects on our business, financial condition, results of operations and prospects.

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

Terrorist attacks and threats, outbreaks or escalations of armed hostilities, as well as massive cyber-attacks or incidents, and government regulation in response to such attacks or acts of war may negatively affect our business, financial condition, results of operations and prospects.

We may be subject, directly or indirectly, to terrorist attacks and threats, outbreaks or escalations of armed hostilities, as well as massive cyber-attacks or incidents, and an increase in government regulation in response to such attacks or acts of war. These events could cause delays or losses in transportation and deliveries of our products to our customers, increased government regulation, decreased sales due to disruptions in the businesses of our customers, harm to people, the environment and our assets, and the loss or misuse of data, intellectual property or other sensitive information. Any such occurrences could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

The price at which our shares and ADSs trade is influenced by a large number of factors, some of which are specific to us and our operations and some of which are related to the mining and steel industries and equity markets in general. As a result of these factors, investors may not be able to resell their shares or ADSs at or above the price paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a material impact on the market price of our shares and ADSs:

•	investor perception of us as a company;

•	actual or anticipated fluctuations in our revenues or operating results;

•	announcement of intended acquisitions, disposals or financings, or speculation about such acquisitions, disposals or financings;

•	changes in our dividend policy, which could result from changes in our cash flow and capital position;

•	sales of blocks of our common shares, common ADSs, preferred shares or preferred ADSs by significant shareholders;

•	terms and timing of any refinancing or restructuring of our indebtedness;

•	actual or potential litigation involving us;

•	changes in financial estimates and recommendations by securities research analysts;

•	fluctuations in Russian and international capital markets, including those due to events in other emerging markets;

•	the performance of other companies operating in similar industries;

•	regulatory developments in the markets where we operate, especially Russia and the European Union;

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

Furthermore, the payment of dividends by our subsidiaries and/or our ability to repatriate such dividends may, in certain instances, be subject to taxes, statutory restrictions, retained earnings criteria, and covenants in our subsidiaries’ financing arrangements and are contingent upon the earnings and cash flow of those subsidiaries. See note 23 to the consolidated financial statements. In addition, our loan agreements contain restrictions on the payment of dividends on our common and preferred shares. See “Item 8. Financial Information — Dividend Distribution Policy.”

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

We may offer additional preferred shares and preferred ADSs in the future, and these and other sales may adversely affect the market price of the preferred shares and preferred ADSs.

As of December 31, 2019, out of the 138,756,915 issued preferred shares, approximately 39.5% are held by our wholly-owned subsidiary Skyblock Limited, the remaining preferred shares are held by the public. It is possible that we may decide to offer additional preferred shares and preferred ADSs through public offering or broker trades in the future, including preferred shares held by Skyblock Limited. Additional offerings or sales of preferred shares and preferred ADSs by us, or the public perception that such offerings or sales may occur, could have an adverse effect on the market price of our preferred shares and preferred ADSs.

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

Emerging markets such as Russia are subject to heightened volatility based on economic, military and political conflicts. For example, a military conflict in August 2008 between Russia and Georgia involving South Ossetia and Abkhazia, the accession of Crimea to Russia in March 2014, the ongoing crisis in Eastern Ukraine and the subsequent economic sanctions imposed on certain Russian companies and individuals by the United States, the European Union, Canada and other countries resulted in significant overall price declines in the Russian stock exchanges. See “— Risks Relating to the Russian Federation — Sanctions imposed by the United States and the European Union, as well as other politically related disagreements and allegations between Russia and other countries, may have a material adverse effect on our business, liquidity and financial condition, as well as the trading market for and value of our shares and ADSs.” The reaction of those countries, resulting geopolitical tensions and ensuing sanctions programs have had and could continue to have an adverse effect on the Russian economy, accelerating capital outflow from Russia and resulting in foreign exchange rate fluctuations and volatility on the Russian markets. There is no assurance that Russia will not introduce measures to address capital outflow from Russia, including by adopting regulations imposing restrictions on transactions on capital and debt markets or otherwise, any of which could adversely affect investor interest and the Russian economy generally. The emergence or escalation of any tensions in Russia or neighboring regions could negatively affect the economy of Russia and other countries that may be involved. Such tensions or conflicts may lead to reduced liquidity, trading volatility and significant reductions in the price of listed Russian securities, with a resulting negative effect on the liquidity, stability and trading price of our shares and ADSs.

Partly as a result of political tensions, international sanctions, ruble volatility and a drop in oil prices, Standard & Poor’s, Moody’s and Fitch downgraded the credit ratings of the Russian Federation in 2015. The ratings agencies have subsequently upgraded the credit ratings and/or outlooks of the Russian Federation between 2016 and 2019. As of the date hereof, the Russian Federation’s sovereign credit rating was “BBB-” (with a stable outlook) by Standard & Poor’s, “Baa3” (with a stable outlook) by Moody’s and “BBB” (with a stable outlook) by Fitch. However, there can be no assurance that further downgrades of Russia’s sovereign credit rating will not occur.

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

The United States and the European Union (as well as certain other countries) have imposed sanctions and export control restrictions on certain Russian individuals and entities and taken other actions in response to the ongoing situation in Ukraine and Crimea, alleged Russian cyber-attacks, election interference, activities in Syria and nerve gas incident in the United Kingdom. See “— Domestic, regional and international political and diplomatic conflicts could create an uncertain operating environment that could adversely affect our business and hinder our long-term planning ability.” In particular, the United States and the European Union have imposed (i) sanctions that block the property of certain designated businesses, organizations and individuals and restrict travel (“Blocking Sanctions”), (ii) sectoral sanctions that prohibit certain types of transactions with companies operating in the Russian energy, financial and defense sectors, including limitations on provision of debt and/or equity financing (“Sectoral Sanctions”), and (iii) territorial sanctions restricting investment in and trade with Crimea which, subject to some exemptions, prohibit virtually all investments into, imports from, and exports to, the territory of Crimea, aiming at severely restraining any U.S. or EU-related business contacts with this territory. The Blocking Sanctions and the Sectoral Sanctions apply to individuals and entities named on the respective sanctions lists as well as to entities that are owned (directly or indirectly) 50% or more, in aggregate, by one or more sanctioned persons and, accordingly, may extend beyond Russia. In addition, on August 2, 2017, the U.S. President signed into law the Countering America’s Adversaries Through Sanctions Act (the “CAATSA”) that includes additional sanctions that may be introduced against Russian entities. In August 2018, the U.S. Department of State imposed new sanctions on Russia under the Chemical and Biological Weapons Control and Warfare Elimination Act of 1991 (the “CBW Act”).

To date, the Blocking Sanctions have been imposed against prominent Russian politicians, executive branch officials, members of the Russian Parliament, public figures, certain owners of large businesses in Russia, as well as their assets and enterprises, and major defense and other Russian companies. In addition, the United States and the European Union have introduced Sectoral Sanctions against (a) major Russian banks, such as Gazprombank, Vnesheconombank, VTB Bank (PJSC), Russian Agricultural Bank and Sberbank, (b) Transneft, Gazprom Neft, Rosneft and Novatek, and (c) State Corporation Rostec and other military industrial corporations. We have business relations with certain Russian persons and their controlled entities that are identified as targets of U.S. and EU sanctions, including certain of the banks mentioned. We believe that our dealings with such persons do not violate applicable U.S. or EU sanctions programs. However, to the extent that we engage in transactions with any relevant sanctions-designated persons, U.S. sanctions could have potential adverse effects on such transactions. Moreover, we could be limited in sources of financing for such dealings and/or be subject to related scrutiny by relevant authorities.

On August 2, 2019, the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) proceeded to issue a directive that prohibited U.S. banks from participating in the primary market for non-Ruble denominated bonds issued by the Russian sovereign and also prohibited U.S. banks from lending non-Ruble denominated funds to the Russian sovereign with effect from August 26, 2019. In December 2019, the U.S. President signed into law a bill passed by the U.S. Congress that provides for the introduction of certain sanctions on persons providing certain assistance in the construction of the Nord Stream 2 pipeline project. It is currently not possible to predict what impact these potential new sanctions or any retaliating measures by the Russian Government may have on the Russian economy or the group’s business.

Several pieces of legislation directed at amplifying U.S. sanctions against the Russian Federation have been introduced in the U.S. Congress and are currently under consideration. The current initiatives, if enacted, could affect, among other things, the Russian sovereign debt, Russian energy projects and the Russian energy and financial sectors. It is currently unclear at which point, if at all, any of these bills could be signed into law and what would be the scope of any new sanctions that may be imposed pursuant to such law.

Although no individual or entity within our group has been designated with U.S. or EU sanctions to date, there can be no assurance that further or more restrictive sanctions and/or export controls will not be introduced by the United States, the European Union or other countries which could affect such persons and increase the adverse effects above.

Furthermore, certain entities within our group are EU persons and are therefore required to comply with the EU sanctions regime, including not conducting business with any sanctioned persons. Most of the group’s entities, however, are neither U.S. persons nor EU persons, and therefore are restricted in dealings with sanctioned persons only to the extent those dealings are subject to U.S. and/or EU jurisdiction. However, the United States takes a broad view with respect to its sanctions jurisdiction, and there can be no assurance that compliance issues under applicable U.S. and/or EU sanctions laws and regulations will not arise with respect to us or our personnel. Non-compliance with applicable sanctions could result in, among other things, the inability of the relevant group entities to contract with U.S. and/or EU governments or their agencies, civil or criminal liability of such entities and/or their personnel under U.S. and/or EU law, the imposition of significant fines, and negative publicity and reputational damage. In addition, should our dealings with sanctioned counterparties become material, our ability to transact with U.S. or EU persons could be affected.

The sanctions imposed by the United States and the European Union in connection with the Ukraine crisis so far have had an adverse effect on the Russian economy, to which we are exposed significantly, prompting downgrades of the credit ratings of the Russian Federation and a number of major Russian companies that are ultimately controlled by the Russian Federation, causing extensive capital outflows from Russia and impairing the ability of Russian issuers to access international capital markets. The governments of the United States and certain EU member states, as well as certain EU officials have indicated that they may consider additional sanctions should tensions in Ukraine continue. The imposition of further sanctions, or continued uncertainty regarding the scope thereof, could have a prolonged adverse impact on the Russian economy. These impacts could be more severe than those experienced to date.

Although the group has no reason to believe that it or its shareholders may be specifically targeted by the U.S. or EU sanctions, there can be no assurance that this will not occur. If the U.S. or EU sanctions targeting the Russian metals and mining sector and/or the group and its shareholders are imposed, such sanctions will likely have a material adverse impact on the group in a number of ways. For example, we might become unable to deal with persons or entities bound by the relevant sanctions, including financial institutions, transact in U.S. dollars, raise funds from investors, or access international capital markets generally and/or our existing funds might be blocked. Furthermore, relevant clearing systems, brokers and other market participants, as well as the NYSE, may refuse to permit trading in or otherwise facilitate transfers of the ADSs. Furthermore, investors in our shares or ADSs may be restricted in their ability to sell, transfer or otherwise deal in or receive distributions with respect to our shares or ADSs, either because the investor or (in the case of ADSs) the depositary is subject to the jurisdiction of an applicable sanctions regime, which could make such shares or ADSs partially or completely illiquid and have a material adverse effect on their market value. Any of the aforementioned could reduce the trading market for the ADSs or may otherwise materially impact the value of the ADSs.

Economic risks

Economic instability in Russia could adversely affect our business and the value of our shares and ADSs.

The Russian economy has been subject to abrupt downturns in the past. However, since 2000, it experienced positive trends, such as annual increases in the gross domestic product (“GDP”), a relatively stable ruble, strong domestic demand, rising real wages and reduced rates of inflation. Nevertheless, the positive trends were interrupted by the global financial crisis in late 2008, which led to a substantial decrease in the growth rate of GDP, ruble depreciation and a decline in domestic demand. The Russian government took certain anti-crisis measures using the “stabilization fund” and hard currency reserves in order to soften the impact of the economic crisis on the Russian economy and support the value of the ruble. The emerging market economies, including Russia, began to experience a new economic slowdown in 2013, which together with political and other disturbances in emerging markets have introduced additional uncertainty in the overall outlook for growth of the global economy. According to Rosstat, the Russian economy stabilized and recorded GDP growth of 1.8% in 2017, 2.5% in 2018 and 1.3% in 2019. The deterioration of the Russian economy in prior years resulted from an array of factors, including negative investor sentiment arising from the disturbances in Eastern Ukraine, international sanctions imposed on Russian companies and individuals, substantial depreciation of the ruble against major world currencies and the precipitous drop in oil prices. See “— Risks Relating to the Russian Federation — Sanctions imposed by the United States and the European Union, as well as other politically related disagreements and allegations between Russia and other countries, may have a material adverse effect on our business, liquidity and financial condition, as well as the trading market for and value of our shares and ADSs.” Any economic instability in Russia could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

The Russian banking system is still developing, and another banking crisis or international sanctions could place severe liquidity constraints on our business.

A substantial portion of our loans are from Russian banks, including state-owned banks such as VTB Bank and Gazprombank, who in recent years have extended the maturity of our loans, waived breaches of financial covenants and reset our financial covenants to give us more flexibility to operate our business. Such banks may not exhibit the same degree of flexibility with respect to our financings as they have in the past due to the imposition of international sanctions against them. Moreover, we rely on the Russian banking system to complete various day-to-day fund transfers and other actions required to conduct our business with customers, suppliers, lenders and other counterparties.

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

In response to ruble depreciation and decline in Russian economy, the CBR progressively increased its key rate in 2014 from 5.5% to 17%, which resulted in substantial volatility and liquidity shortages on the domestic financial and interbank market. The CBR gradually reduced the key rate to 7.25% between 2015 and early 2018 and introduced other measures aimed at supporting Russian banking system, before increasing the key rate to 7.75% in late 2018 to mitigate the risk of inflation. During 2019, the key rate was gradually lowered to 6.25% and in February 2020 further lowered to 6.0%. Although these measures resulted in partial stabilization of the banking system and assisted some Russian banks in withstanding the recent volatility on the currency and financial markets, the Russian banking system continues to experience financial difficulties and could continue to worsen in the near future due to the impact of international sanctions and general instability of global and Russian economy and domestic financial market. Certain Russian banks have in the past experienced difficulties that have caused them to become insolvent and have their licenses revoked, such as Yugra Bank, or to recognize large loan loss provisions that required steps to replenish their capital, as in the cases of the Promsvyazbank, Bin Bank and Otkritie Bank.

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

The global economic crisis, social and political instability in some Middle Eastern countries and in Ukraine, the Chinese economic slowdown followed by the Chinese market’s crash and decline in demand, as well as the dramatic fall in oil prices and other negative developments in various countries have resulted in increased volatility in the capital markets in many countries, including Russia. As has happened in the past, financial problems in emerging market economies or an increase in the perceived risks associated with investing in emerging market economies could dampen foreign investment in Russia, and Russian businesses could face severe liquidity constraints, further materially adversely affecting the Russian economy. In addition, because Russia produces and exports large amounts of oil, the Russian economy is especially vulnerable to the price of oil on the world market, and a decline in the price of oil or international sanctions against the Russian oil industry could slow or disrupt the Russian economy or weaken the value of the ruble against foreign currencies. In particular, the Brent Crude oil price suffered a significant decrease during 2014 and 2015. The commodity’s price declined from $112.36 per barrel on June 30, 2014 to $37.28 per barrel on December 31, 2015. During 2016 and 2019, the Brent Crude oil price continued to be volatile with $56.82 per barrel on December 30, 2016, $66.87 per barrel on December 29, 2017, $53.80 per barrel on December 31, 2018 and $66.00 per barrel on December 31, 2019. Further, after OPEC and Russia failed to agree recent production cuts, Saudi Arabia sharply cut its prices, causing the Brent Crude oil price to reach a low of $24.88 per barrel on March 18, 2020. Russia is also one of the world’s largest producers and exporters of metal products and its economy is vulnerable to fluctuations in world commodity prices and the imposition of international sanctions, tariffs and/or antidumping measures by any of its principal export markets.

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

Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the European Union on January 31, 2020 and entered into a transition period during which it will continue its ongoing and complex negotiations with the European Union relating to the future trading relationship between the parties. Significant political and economic uncertainty remains about whether the terms of the relationship will differ materially from the terms before withdrawal, as well as about the possibility that a so-called “no deal” separation will occur if negotiations are not completed by the end of the transition period.

With respect to the United States, the presidential administration of Donald Trump has led to greater uncertainty on the status of trade relations between the United States and some of its largest trade partners, including the United States’ existing trade agreements, and impacted financial markets.

In addition, the Chinese government’s unpredictable regulation of coal imports, including the implementation of stringent port restrictions, the rise of import duties and the setting of import quotas, may adversely impact our results of operations. For example, the Chinese government imposed a strict quota on 2019 coal imports in order to keep total coal import volumes at a level of 2018. As a result, coal imports into China in December 2019 declined by 72.9% year-on-year (however, total 2019 coal imports into China increased by 6.3%

compared to 2018), according to the General Administration of Customs of China. According to industry analyst, CRU, China is using such import controls primarily as a policy instrument to maintain the price and profitability of domestic coal. Relatedly, CRU anticipates that the Chinese government will continue to closely monitor imports and will implement restrictions as needed through the year in order to keep domestic prices within the acceptable range.

These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to fund their capital and liquidity requirements and operate in certain financial markets. In addition, any force majeure events, including the occurrence of natural disasters or outbreaks of contagious diseases, such as the recent outbreak of the 2019 novel coronavirus (Covid-19), could affect the volume of international business activity and trade, resulting in a decreased demand for oil and other commodities, which may impact the macroeconomic environment globally. The novel coronavirus (Covid-19), which on March 11, 2020 was declared by the World Health Organization to be a global pandemic, has begun to have numerous effects on the global economy. A global or regional health pandemic could adversely affect the economies and financial markets of many countries resulting in an economic downturn that could negatively affect our operating results. The extent to which the coronavirus may impact our results will depend on future developments and is difficult to predict. Any of these factors could depress economic activity and commodities markets, as well as restrict access to capital, which could result in the deterioration of global economic conditions.

In addition, a deterioration in macroeconomic conditions could require us to reassess the value of goodwill on certain of our assets, recorded as the difference between the fair value of the net assets of business acquired and its purchase price. This goodwill is subject to impairment tests on an annual basis. The weakening macroeconomic conditions in the countries in which we operate and/or a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to write down the value of the goodwill or portion of such value. See note 17 to the consolidated financial statements.

Political and social risks

Political and governmental instability could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

Tensions in Russia’s relations with other countries and world bodies or any change in the Russian Government or its programs or lack of consensus between the Russian President, the Prime Minister, the Russian Government, the Parliament and powerful political, social, religious, regional, economic or ethnic groups, as well as the continuation of and the development of international sanctions imposed on Russian institutions, organizations and individuals could disrupt or reverse political, economic and regulatory reforms and also lead to restrictions on our business and a negative impact on Russia’s economy and investment climate.

In January 2020, the Russian President Vladimir Putin proposed a number of constitutional reforms aimed at altering the balance of power between the legislative, executive and judicial branches and introducing certain other changes to the Constitution of the Russian Federation. It is expected that the process by which these reforms will be prepared and approved by the Russian authorities and/or the Russian population will be determined in the near future. If and when implemented, these constitutional reforms may have a significant impact on the Russian political landscape and regulatory environment and lead to other changes that are currently difficult to predict.

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

Currently the Russian labor market suffers from a general shortage of skilled and trained workers, and we compete with other Russian companies to hire and retain such workers. In Russia, the working age population has declined due to a relatively low birth rate from the end of the 1980s through the early 1990s. As of January 1, 2020, Rosstat estimated Russia’s population at 146.8 million, a decline of 1.7 million from 1992. In recent years, declines in population levels slowed down as a result of an increase in migration and a reduction in the natural decline of the population; in 2014-2017, the population level increased. However, the birth rate remains relatively low, which together with the aging and high mortality of the population, are the main challenges for Russia’s demographic development. According to World Bank, Russia’s working age population is predicted to decline by an estimated 11 million by 2030. In this context, Russia has recently increased the working age for both men and women. A shortage of skilled Russian labor combined with restrictive immigration policies could materially adversely affect our business, financial condition, results of operations and prospects.

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

Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. For example, under Russian corporate law, if a Russian company’s net assets calculated on the basis of the Russian accounting standards at the end of its third or any subsequent financial year, fall below its share capital, the company must decrease its share capital to the level of its net assets value or initiate a voluntary liquidation. In addition, if a Russian company’s net assets calculated on the basis of the Russian accounting standards at the end of its second or any subsequent financial year, fall below the minimum share capital required by law, the company must initiate voluntary liquidation not later than six months after the end of such financial year. If the company fails to comply with either of the requirements stated above within the prescribed time limits, the company’s creditors may accelerate their claims and demand reimbursement of applicable damages, and governmental authorities may seek involuntary liquidation of the company. Currently, we have the following significant subsidiaries with negative net assets in accordance with the Russian accounting standards: Mechel-Steel Management, Kaslinsky Architectural Art Casting Plant, Port Kambarka, Metallurgshakhtspetsstroy, Southern Kuzbass Coal Company, Mechel Mining Management, Shakhtspetsstroy, Mechel-Remservice, Maritime Cargo Shipping, Mecheltrans Management, MecheltransVostok, Izhstal, Mecheltrans Auto, Vyartsilya Metal Products Plant, Southern Kuzbass Power Plant and Yakutugol.

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

In mid-2008, Mechel came under public criticism by the Russian government with repeated statements accusing Mechel of using tax avoidance schemes and other improprieties. Ultimately the allegations regarding tax avoidance were not confirmed by the tax authorities, but the antimonopoly investigation resulted in the imposition of a fine and the issuance of a FAS directive regarding our business practices. See “— Risks Relating to Our Business and Industry — Antimonopoly regulation could lead to sanctions with respect to the subsidiaries we have acquired or established or our prices, sales volumes and business practices.”

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

The supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a general shareholders’ meeting. Thus, controlling shareholders owning less than 75% of the outstanding shares of a company may hold 75% or more of the voting power if enough minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of the voting power at a general shareholders’ meeting, they are in a position to approve amendments to a company’s charter, reorganizations, significant sales of assets and other major transactions, which could be prejudicial to the interests of minority shareholders. See “— Risks Relating to Our Business and Industry — The concentration of our shares with our largest shareholders will limit your ability to influence corporate matters and transactions with largest shareholders may present conflicts of interest, potentially resulting in the entering into transactions on less favorable terms than could be obtained on arm’s length basis.”

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

In 2017, due to changes in Russian tax legislation, the order of set-off of tax loss accumulated by Russian companies, including companies within the consolidated group of taxpayers significantly changed. Such changes have led to an increase in the Mechel’s tax burden. During the period from 2017 to 2021, the amount of recognized loss for previous tax periods cannot exceed 50% of the tax base of the current period. It is possible that this limitation will continue to apply further, which will not allow recognizing accumulated losses in full. At the same time, the previously existing 10-year limit on the transfer of losses was cancelled.

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

Ability to fully utilize our recognized deferred tax assets within the consolidated group of taxpayers depends on the group’s profitability and future cash flows.

As of December 31, 2019, we had RUB 3,648 million recorded as deferred tax assets on the consolidated statement of financial position primarily due to the expectation of future profits of the consolidated group of taxpayers. The deferred tax assets can be utilized only if, and only to the extent that, we generate adequate levels of taxable income in future periods to offset the tax loss carry forwards and reverse the temporary differences prior to expiration.

Our management estimates future taxable income in accordance with the tax laws applicable to the consolidated group of taxpayers. In addition, assumptions regarding the future recoverability of deferred tax assets depend on general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If the consolidated group of taxpayers generate lower taxable income than the amount we have assumed in determining our deferred tax assets, or the tax authorities impose significant additional tax assessments as a result of changes in income tax regulations and we are unable to successfully challenge them in court or make adjustments provided by these regulations, the value of deferred tax assets will be reduced, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Differences in interpretation of transfer pricing rules in the jurisdictions in which we operate, as well as the lack of developed law enforcement practice with regard to the Russian transfer pricing rules expose our business to the risk of significant additional liabilities.

Transfer pricing rules control related party transactions pricing. The fundamental principle of the rules is the ‘arm’s length’ principle, according to which organizations must enter into transactions with related parties on the same terms as they would enter into transactions with independent parties. Transfer pricing rules introduce specific pricing methods, and documentation requirements for proving market prices.

Transfer pricing rules apply in most countries in which we operate. Many countries participating in the OECD employ a unified approach to transfer pricing, however in certain jurisdictions, including Russia, where transfer pricing rules have been in force since 2012, the rules have some specifics. As such, the tax authorities of different countries can take advantage of the ambiguous interpretation of transfer pricing rules which can lead to claims on their part or additional tax inspections.

In Russia, established practice in applying the rules has only started to develop and in some cases decisions are being pronounced not in favor of taxpayers, therefore we cannot predict what effect the transfer pricing rules will have on our business. If the tax authorities of Russia or other countries impose significant additional tax assessments as a result of changes in transfer pricing regulation and we are unable to successfully challenge them in court or make adjustments provided by these rules, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

In many OECD countries, there is a legislatively established procedure for the application of mutual agreement procedures with tax authorities of foreign countries, which are aimed at eliminating different interpretations of transfer pricing rules and double taxation of parties of transactions. Under Russian law, the regulations related to mutual agreement procedures begin to apply only since January 1, 2020. Consequently, Russian companies will not be able to make adjustments, in case of additional accruals of income/reduction of expenses to foreign counterparties, on transactions entered into before January 1, 2020.

In 2015, OECD issued Guidance on the Implementation of Transfer Pricing Documentation and Country-by-Country Reporting, which recommended the introduction of a three-tiered reporting system for multinational enterprise groups, consisting of a Master File, a Local File and a Country-by-Country Report (“CbC Report”). These reporting requirements were incorporated into the legislation of many countries of our presence and apply to all periods starting from 2017.

The group’s CbC Report is prepared by Mechel with submission to the competent authorities in the Russian Federation. In accordance with international treaties, the automatic exchange of CbC reports exists between the countries participating in the automatic exchange. The lack of clarifications on further use of the data provided in the CbC Report may lead to additional tax inspections being initiated, the results of which could have a material adverse effect on our business.

Expansion of limitations on foreign investment in strategic sectors could affect our ability to attract and/or retain foreign investments.

Our group is subject to limitations imposed by Russian legislation that restricts the rights of foreign entities to invest in certain Russian companies and in the subsoil sector under the Strategic Investment Laws of the Russian Federation, including the Federal Law “On the Procedure for Foreign Investment in Companies with Strategic Impact on the National Defense and Security of the Russian Federation” (the “Strategic Industries Law”). As at the date hereof, our subsidiaries Southern Urals Nickel Plant, which holds the subsoil license on land plots with nickel and cobalt ore deposits, Urals Stampings Plant and Port Posiet which are included in the register of natural monopolies and our subsidiaries Yakutugol, Vzryvprom and Korshunov Mining Plant which hold licenses to carry out activities related to the handling of industrial explosives are considered Strategic Companies.

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

Furthermore, starting from July 2017, the Strategic Industries Law was amended so that production and sale of metals, alloys with special features or raw materials that are used in production of weapons and military equipment is also deemed a strategic activity. Considering the fact that the amendments are vague and ambiguous and may be construed broadly, certain other our group companies may be qualified as Strategic Companies.

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

Item 4. Information on the Company

Overview

We are a vertically integrated group with revenues of RUB 296,567 million in 2019, RUB 312,574 million in 2018 and RUB 299,113 million in 2017, with operations organized into three industrial segments: mining, steel and power, each of which has a management company that performs the functions of respective executive management bodies of the companies within the segment, as described below. For information on our key subsidiaries, see “Item 5. Operating and Financial Review and Prospects — Business Structure.”

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

Mechel PAO is a public joint-stock company incorporated under the laws of the Russian Federation. From the date of our incorporation on March 19, 2003 until July 19, 2005, our corporate name was Mechel Steel Group OAO. We conduct our business through a number of subsidiaries. We are registered with the Federal Tax Service of the Russian Federation under the main state registration number (OGRN) 1037703012896. Our principal executive offices are located at Krasnoarmeyskaya Street 1, Moscow 125167, Russian Federation. Our telephone number is +7 495 221 8888. Our Internet addresses are www.mechel.com and www.mechel.ru. Information posted on our website is not a part of this document. We have appointed CT Corporation System, located at 28 Liberty Street, New York, New York 10005, as our authorized agent upon which process may be served for any suit or proceeding arising out of or relating to our shares, ADSs or the deposit agreements.

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

Competitive Strengths

Our main competitive strengths are the following:

Leading mining and metals group by production volume with strong positions in key businesses

We are the second largest coking coal producer and the second largest coking coal concentrate exporter by volume in Russia.

In 2019, we were the second largest coking coal producer in Russia, with a 12.5% share of total coking coal production by volume, according to the Central Dispatching Department of Fuel and Energy Complex (the “Central Dispatching Department”), a Russian information agency reporting on the fuel and energy industry. In 2019, our export sales of coking coal concentrate were the second largest by volume among Russian companies, according to MMI.

We have a large coal reserve base and a broad-range offering of high-quality metallurgical coals, as well as steam coals of various grades.

Our total coal reserves amounted to 2,934.6 million tonnes as of December 31, 2019, as accounted pursuant to SEC Industry Guide 7.

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

By production volume we are Russia’s second largest producer of long steel products and Russia’s second largest producer of wire products.

According to Metal Expert, a source for global steel and raw materials market news and analytics, in 2019 by production volume we were Russia’s second largest producer of long steel products (excluding square billets), fourth largest producer of reinforcement bars (rebar) and largest producer of wire rod. Our long steel products business has particularly benefited from the increased infrastructure and construction activity in Russia. Our share of Russia’s total production volume of rebar in 2019 was 12.5%, according to Metal Expert. According to Metal Expert and Chermet, a Russian ferrous metals industry association (“Chermet”), we are Russia’s second largest producer of special steel by production volume, accounting for 14.1% of Russia’s total special steel output in 2019. Our product range in special steel is broader and more comprehensive than other Russian producers, giving us an added advantage in our markets. According to Metal Expert, we are Russia’s second largest producer of wire products by production volume, accounting for 19.2% of Russia’s total wire products output in 2019.

High degree of vertical integration

Our steel segment is able to source most of its raw materials from our group companies, which provides a hedge against supply interruptions and market volatility.

We believe that our internal supplies of coke, iron ore concentrate and ferrosilicon give us advantages over other steel producers, such as higher stability of operations, better quality control of end products, reduced production costs, improved flexibility and planning latitude in the production of our steel and value-added steel products and the ability to respond quickly to market demands and cycles. In 2019, we were fully self-sufficient with respect to coke and ferrosilicon; we were approximately 70% self-sufficient with respect to iron ore concentrate; and we satisfied approximately 27% of our electricity needs internally. We believe that the level of our self-sufficiency in raw materials gives our steel business a competitive advantage.

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

We own two seaports and a river port and we have our own rail rolling stock. Port Posiet in the Russian Far East, on the Sea of Japan, gives us easy access to the Asia-Pacific seaborne market and provides a delivery terminal for the coal mined by our subsidiaries Yakutugol and Elgaugol in Yakutia. We are in the process of the Port Posiet’s modernization, which will enable us to expand the cargo-handling capacity of the port up to 9.0 million tonnes per annum. Port Temryuk on the Sea of Azov, an inlet of the Black Sea basin, is primarily used for coal and metal transshipment and provides us access to the emerging market economies of the Black Sea and Mediterranean basins. Port Kambarka on the Kama River in the Republic of Udmurtia (a Russian administrative region also known as Udmurtia) is connected to the Volga River basin and the Caspian Sea, by canal to the Don River and the Sea of Azov, as well as by the Volga-Baltic Route to the Baltic Sea. As of December 31, 2019, our subsidiaries Mecheltrans and Mecheltrans Auto owned and leased 11,114 freight transportation units, including 11,069 railcars and 45 long-haul trucks that we use to ship our products.

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

Eastern Siberian coal mines of Yakutugol and Elga coal deposit, which are part of our mining segment, are strategically located and will enable us to expand exports of our products to key Asian markets. Yakutugol and Elgaugol are located within the shortest distance among Russian coking coal producers to Port Posiet and Port Vanino in the Russian Far East. We view the proximity of these mining and logistical assets to the Asian economies as one of the key competitive advantages which allow us to diversify our sales, provides us with additional growth opportunities and acts as a hedge in the event of a decrease in demand from customers in Russia. Moreover, due to our integration, experience and location in Russia, which has some of the largest deposits of coal and iron ore in the world, we believe we are better positioned than many of our international peers to secure future production growth. We are currently negotiating a potential sale of the Elga coal complex, for further details see “Item 4. Information on the Company — Business Strategy.”

Our steel mills are well-positioned to supply Russian infrastructure projects.

Russia is our core steel market and we have significant domestic market shares in main types of carbon and special steel long products. We believe we have established a strong reputation and brand image for Mechel within Russia, just as we have with our international customers. The location of a number of our core steel segment assets in the southern Urals positions us advantageously, from a geographical and logistical perspective, to serve the areas in the west of the Urals as this region is a large consumer of long steel products in Russia, according to Metal Expert. The construction industry has been a major source of our revenue and we have captured a large portion of the market. According to Metal Expert, our share of Russia’s total production volume of rebar in 2019 was 12.5%.

Established distribution and sales platform

Our sales and distribution activities in relation to exports of mining products are conducted by our Swiss subsidiary Mechel Carbon. Mechel Carbon is customer oriented and experienced in the trade of metallurgical coals, steam coal, coke and chemical products. Mechel Carbon sales accounted for 77.4% of our mining segment sales and 24.3% of our total sales in 2019.

We also have a distribution network consisting of Mechel Service and Mechel Service Global which conduct sales of our steel products in Russia, the CIS and Europe. Through our distribution network in Russia and the CIS we sell a whole range of steel products manufactured by our plants. In case of sales to the European Union, we focus on sales of high value-added products, primarily rolled steel products, forgings and structural shapes produced by our Urals plants, through Mechel Service Belgium. Our companies in Germany, Austria and the Czech Republic provide customers with a wide range of services for metal processing. Mechel Service and Mechel Service Global sales accounted for 50.5% of our steel segment sales and 29.8% of our total sales in 2019.

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

Business Strategy

Our goal is to enhance our position of one of the leading producers of metallurgical coal and steel products by realizing potential of the vertical integration and maximizing synergies between our performing assets underlying our business model.

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

In the steel segment, we plan to focus on the Russian rail, engineering and construction markets. The launch of the universal rail and structural rolling mill at Chelyabinsk Metallurgical Plant allowed us to widen our portfolio of high value-added products such as structural shapes and rails, as well as significantly improve our competitive advantage as a full product range supplier to the construction sector and as an important supplier to Russian Railways. In 2015 and 2018, we successfully went through the certification of rail products in accordance with technical regulations of the Customs Union resulting in the issuance of five certificates of conformity. The certificates allow free circulation of rail products imported into the territory of the Customs Union. The increase in sales volume of the universal rolling mill products will occur along with the development and certification of new types of products and will enable us to realize the import substitution strategy. We intend to increase our group’s output and improve the quality of high value-added metal products in order to retain our leadership in special and stainless steels and wire products in Russia.

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

In August 2019, we were notified by Gazprombank of its intention to sell and received an offer to purchase a 34% stake in the Elga coal complex comprised of a 34% stake in Elgaugol OOO, the owner of the subsoil license for the Elga coal deposit, a 34% stake in Elga-road OOO, the owner of the Ulak-Elga rail line, and a 34% stake in MecheltransVostok OOO, the rail line’s transport operator. In January 2020, we failed to execute our pre-emptive right to purchase the stakes as provided for by Russian law, and as a result, Gazprombank is now entitled to sell these stakes to a third party.

In December 2019, we received an offer to sell our stake in the Elga coal complex comprised of a 50.9990202673% stake in Elgaugol OOO, a 51% stake in Elga-road OOO and a 51% stake in MecheltransVostok

OOO. The Elga coal complex represented approximately 35% of the group’s assets as of December 31, 2019 and requires a substantial amount of investment, which the group is not currently in a position to provide. In January 2020, we entered into negotiations relating to disposal of the Elga coal complex to a perspective buyer, however we have not agreed any binding documentation and it is currently unclear when and if any binding documentation relating to disposal of the Elga coal complex will be executed.

Our History and Development

We trace our beginnings to a small coal-trading operation in Mezhdurechensk in the southwestern part of Siberia in the early 1990s. See “Item 5. Operating and Financial Review and Prospects — History of Incorporation.” Since that time, through acquisitions in Russia and abroad, Mechel has developed into a leading mining and metals company, comprising producers of coal, iron ore, coke, steel, rolled products, ferrosilicon, heat energy and electricity, with operations and assets in Russia, the CIS and Europe. We intend to retain a controlling voting interest in each of our subsidiary holding companies as we continue to build upon our business model of vertical integration among our assets.

Mining Segment

Our mining segment produces coking coal and other types of metallurgical coal (anthracite and PCI), steam coal, middlings, coking coal and steam coal concentrates, as well as coke and chemical products, iron ore and iron ore concentrate. Our mining segment also includes certain transportation and logistics facilities and engineering operations. Our coal operations consist of Southern Kuzbass Coal Company, Yakutugol and Elgaugol, which together produced 11.9 million tonnes of raw coking coal, 5.8 million tonnes of raw steam coal and 1.2 million tonnes of raw anthracite in 2019. Our coke operations consist of Moscow Coke and Gas Plant and Mechel Coke, which together produced 2.6 million tonnes of coke in 2019. Our iron ore operations consist of Korshunov Mining Plant which produced 6.5 million tonnes of iron ore and 2.5 million tonnes of iron ore concentrate in 2019.

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

Iron ore concentrate. From our Korshunov Mining Plant, we offer iron ore concentrate with a standard iron content of 62%. Additionally, Yakutugol holds a subsoil license for the Sutamskaya iron ore area located in Yakutia. This deposit contains high-quality iron ore, which will allow production of iron ore concentrate with 65% iron content.

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

Coal production

Our coal production consists of the following mines in Russia:

Subsidiary (Location)	Surface	Underground
Yakutugol (Sakha Republic, Russia)	Neryungrinsky Open Pit
Kangalassky Open Pit
Dzhebariki-Khaya Open Pit
Elgaugol (Sakha Republic, Russia)	Elga Open Pit
Southern Kuzbass Coal Company (Kuzbass, Russia)	Sibirginsky Open Pit Tomusinsky Open Pit Olzherassky Open Pit Krasnogorsky Open Pit	V.I. Lenina Underground Sibirginskaya Underground Olzherasskaya- Novaya Underground

Our coal mines are primarily located in the Kuznetsky basin, a major Russian coal-producing region, and in the Sakha Republic in Eastern Siberia.

The table below summarizes our run-of-mine (“ROM”) coal production by type of coal and location of mines for the periods indicated.

	2019		2018		2017
	Tonnes	% of Production	Tonnes	% of Production	Tonnes	% of Production
	(In millions of tonnes)(1)
Coking Coal
Yakutugol	4.8		6.4		7.3
Elgaugol	2.8		3.4		3.5
Southern Kuzbass Coal Company	4.3		2.5		1.9

Total Coking Coal	11.9	63.0%	12.3	65.4%	12.7	61.6%
Steam Coal
Yakutugol	1.0		0.6		1.0
Elgaugol	1.5		1.5		0.7
Southern Kuzbass Coal Company	3.3		2.9		4.0

Total Steam Coal	5.8	30.7%	5.0	26.6%	5.7	27.7%
Anthracite
Yakutugol	—		—		—
Elgaugol	—		—		—
Southern Kuzbass Coal Company	1.2		1.5		2.2

Total Anthracite	1.2	6.3%	1.5	8.0%	2.2	10.7%

Total Coal	18.9	100%	18.8	100%	20.6	100%

(1)	Volumes are reported on a wet basis.

The coking coal produced by our Russian mines is predominately low-sulfur (0.3%) bituminous coal. Heating values for coking coal range from 6,861 to 8,488 kcal/kg on a moisture- and ash-free basis. Heating values for steam coal range from 6,627 to 8,286 kcal/kg on a moisture- and ash-free basis.

The table below summarizes our saleable coal production by type of coal and location of mines for the periods indicated.

	2019		2018		2017
	Tonnes	% of Production	Tonnes	% of Production	Tonnes	% of Production
	(In millions of tonnes)
Coking Coal
Yakutugol	2.7	18%	3.7	25%	4.6	28%
Elgaugol	1.4	9%	1.7	12%	1.6	10%
Southern Kuzbass Coal Company	3.1	20%	1.9	13%	1.8	11%

Total Coking Coal	7.2	47%	7.3	50%	8.0	49%
PCI
Yakutugol	—	—	—	—	—	—
Elgaugol	—	—	—	—	—	—
Southern Kuzbass Coal Company	1.5	10%	1.2	8%	1.3	8%

Total PCI	1.5	10%	1.2	8%	1.3	8%
Anthracite
Yakutugol	—	—	—	—	—	—
Elgaugol	—	—	—	—	—	—
Southern Kuzbass Coal Company	1.0	7%	1.1	8%	1.5	9%

Total Anthracite	1.0	7%	1.1	8%	1.5	9%
Steam Coal
Yakutugol	2.4	16%	2.4	16%	2.7	17%
Elgaugol	1.9	13%	1.5	10%	1.2	7%
Southern Kuzbass Coal Company	1.1	7%	1.2	8%	1.7	10%

Total Steam Coal	5.4	36%	5.1	34%	5.6	34%

Total Coal	15.1	100%	14.7	100%	16.4	100%

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

The table below summarizes ROM coal production of our Yakutugol mines by mine and type of coal for the periods indicated.

	2019		2018		2017
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production
	(In millions of tonnes)(1)
Coking Coal
Neryungrinsky Open Pit	4.8		6.4		7.3

Total Coking Coal	4.8	82.8%	6.4	91.4%	7.3	88.0%

Steam Coal
Neryungrinsky Open Pit	0.5		0.0		0.7
Dzhebariki-Khaya Open Pit	0.3		0.4		0.2
Kangalassky Open Pit	0.2		0.2		0.1

Total Steam Coal	1.0	17.2%	0.6	8.6%	1.0	12.0%

Total Coal	5.8	100%	7.0	100%	8.3	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth coal sales volumes of our Yakutugol mines by type of coal and destinations for the periods indicated.

Coal Type	Region	2019	2018	2017
		(In thousands of tonnes)
Coking coal	Asia	2,418.5	2,694.6	3,307.1
	Russia	0.0	509.8	786.2
	CIS	1.0	4.1	13.2
	Europe	0.0	0.0	2.2

Total		2,419.5	3,208.5	4,108.7
Steam coal	Russia	563.7	614.2	930.5
	Asia	108.8	51.4	498.1

Total		672.5	665.6	1,428.6
Middlings	Russia	218.8	1,512.3	1,087.9
	Asia	1,173.8	394.6	732.1

Total		1,392.6	1,906.9	1,820.0

Total		4,484.6	5,781.0	7,357.3

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

The table below summarizes ROM coal production of our Elgaugol mine by type of coal for the periods indicated.

	2019		2018		2017
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production
	(In millions of tonnes)(1)
Coking Coal
Elga Open Pit	2.8		3.4		3.5

Total Coking Coal	2.8	65.1%	3.4	69.4%	3.5	83.3%

Steam Coal
Elga Open Pit	1.5		1.5		0.7

Total Steam Coal	1.5	34.9%	1.5	30.6%	0.7	16.7%

Total Coal	4.3	100%	4.9	100%	4.2	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth coal sales volumes of our Elgaugol mine by type of coal and destinations for the periods indicated.

Coal Type	Region	2019	2018	2017
		(In thousands of tonnes)
Coking coal	Asia	315.1	441.6	426.3
Total		315.1	441.6	426.3

Steam coal	Asia	1,718.4	1,296.6	1,088.8
	Russia	156.2	26.3	1.0

Total		1,874.6	1,322.9	1,089.8

Total		2,189.7	1,764.5	1,516.1

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

In 2019, the facilities of the Elga coal complex were connected to high-voltage transmission lines of Federal Grid Company, the state-owned operator of the unified national electric grid, which allowed us to reduce energy-related costs.

In accordance with the order of Rosnedra No. 177 dated February 27, 2015 “On the conducting of a one-time updating of subsoil licenses,” we filed an application with the Department for Subsoil Use for the Sakha

Republic (Yakutia) regarding conduct of an update procedure relating to the terms of the subsoil license for the Elga coal deposit. In December 2015, the Department for Subsoil Use for the Sakha Republic (Yakutia) made a decision to update the existing terms and issued an amendment to the subsoil license. This amendment provided that the level of coal extraction and deadlines for reaching the design capacity would be determined by the deposit development technical plan. In September 2016, based on the decision of Rosnedra, the subsoil license for the Elga coal deposit was extended until December 31, 2033.

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

We are currently negotiating a potential sale of the Elga coal complex, for further details see “Item 4. Information on the Company — Business Strategy.”

Southern Kuzbass mines

The Kuznetsky basin, or Kuzbass, is located in the southeastern part of Western Siberia and is one of the largest coal mining areas in the world, covering an area of around 70,000 square kilometers. Coal-bearing seams extend over an area of 26,700 square kilometers and reach a depth of up to 1,800 meters. Coal was discovered in 1721, and systematic mining started in 1851. During the Soviet era, Kuzbass was the second largest regional coal producer. According to the Central Dispatching Department, Kuzbass (Kemerovo region) now accounts for 57% of Russia’s total coal production.

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

Mine	License (plot)	Area (sq. km)	Mining Method	Life of Mine	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Krasnogorsky Open Pit	14016 (Tomsk, Sibirginsk)	22.4	Open pit	2055	Jan 2021	In production	1954	Lease
	13367 (Sorokinsk, Tomsk, Sibirginsk)	2.8			Nov 2025	In production	2012	Lease
Olzherassky Open Pit	01374 (Raspadsk, Berezovsk, Sosnovsk)	10.1	Open pit	2050	Dec 2029	In production	1980	Lease
	12939 (Raspadsk)(2)	3.5			Dec 2024	Development	n/a	Lease
	12940 (Berezovsk-2, Berezovsk, Olzherassk)	4.8			Dec 2024	In production	2007	Lease
	01917 (Berezovsk Gluboky)	7.4			Aug 2035	Development	n/a	Lease
Tomusinsky Open Pit	13312 (Tomsk)(3)	6.7	Open pit	2028	Dec 2025	In production	1959	Lease
Sibirginsky Open Pit	13639 (Sibirginsk, Kureinsk, Uregolsk)	16.4	Open pit	2055	Dec 2032	In production	1970	Lease
	01557 (New- Uregolsk)	2.4			Apr 2031	In production	2011	Lease
Sibirginskaya Underground	12917 (Sibirginsk, Tomsk)	5.9	Underground	2058	Dec 2024	In production	2002	Lease
	15463 (Sibirginsk-2, Sibirginsk, Kureinsk)	0.9			Dec 2032	In production	2014	Lease
	01914 (Sibirginsk-3)	7.6			Aug 2035	Development	n/a	Lease
V.I. Lenina Underground	14060 (Olzherassk)	10.0	Underground	2050	Dec 2032	In production	1953	Lease
	01701 (Granichny, Olzherassk)	1.2			Feb 2033	Development	n/a	Lease, Ownership
Olzherasskaya-Novaya Underground	14199 (Raspadsk)	1.2	Underground	2035	Apr 2026	In production	2008	Lease
	01471 (Olzherassk-2, Raspadsk)	0.2			Jan 2030	In production	2010	Lease
	13366 (Razvedochny, Raspadsk)	14.6			Nov 2025	In production	2010	Lease
Yerunakovskaya-1 Underground (project)	13237 (Yerunakovsk-1, Yerunakovsk)(4)	8.4	Underground	2033	Jun 2025	Development	n/a	Lease
Yerunakovskaya-3 Underground (prospect)	13238 (Yerunakovsk-3, Yerunakovsk)(4)	7.1	Underground	2115	Jun 2025	Development	n/a	—
Olzherasskaya-Glubokaya Underground (prospect)	13365 (Olzherassk)(5)	19.2	Underground	2211	Nov 2025	Development	n/a	—
Usinskaya Underground (prospect)	14093 (Olzherassk)	3.6	Underground	2071	Dec 2033	Conservation	n/a	Ownership

(1)

“In production” refers to sites that are currently producing coal. “Development” refers to sites where preliminary work is being carried out. “Conservation” refers to sites where no mining activity is conducted, but measures for mine conservation are being taken.

(2)

We failed to commence commercial production in 2009 as required by the subsoil license due to unfavorable mine economics. In September 2018, we started stripping works at the Raspadsk license area, which were continued in 2019.

(3)	License held by Tomusinsky Open Pit, a subsidiary of Southern Kuzbass Coal Company.
(4)	We failed to commence commercial production in 2011 as required by the subsoil license due to unfavorable mine economics.
(5)	We failed to commence commercial production in 2012 as required by the subsoil license due to unfavorable mine economics.

The table below summarizes ROM coal production of our Southern Kuzbass mines by mine and type of coal for the periods indicated.

	2019		2018		2017
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production
	(In millions of tonnes)(1)
Coking Coal
Sibirginsky Open Pit	1.7		0.3		0.2
Tomusinsky Open Pit	0.5		0.4		0.4
V.I. Lenina Underground	0.4		0.6		0.5
Sibirginskaya Underground	0.4		0.5		0.4
Olzherassky Open Pit	1.3		0.7		0.4

Total Coking Coal	4.3	49.4%	2.5	36.2%	1.9	23.5%

Steam Coal
Krasnogorsky Open Pit	1.8		1.6		1.7
Sibirginsky Open Pit	0.5		0.1		0.3
Olzherassky Open Pit	0.0		0.0		0.0
Olzherasskaya-Novaya Underground	0.7		0.8		1.5
Tomusinsky Open Pit	0.3		0.4		0.5

Total Steam Coal	3.3	36.8%	2.9	42.0%	4.0	49.4%

Anthracite
Krasnogorsky Open Pit	1.2		1.5		2.2
Sibirginsky Open Pit	—		—		—
Olzherassky Open Pit	—		—		—
Olzherasskaya-Novaya Underground	—		—		—
Tomusinsky Open Pit	—		—		—

Total Anthracite	1.2	13.8%	1.5	21.8%	2.2	27.1%

Total Coal	8.8	100%	6.9	100%	8.1	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth Southern Kuzbass mines’ coal sales volumes by type of coal and destinations for the periods indicated.

Coal Type	Region	2019	2018	2017
		(In thousands of tonnes)
Coking coal	Asia	554.8	461.4	261.7
	Russia	1,013.6	146.4	0.0

Total		1,568.4	607.8	261.7
Anthracite	Europe	361.3	729.3	971.4
	Asia	171.8	177.9	256.3
	Russia	8.1	46.4	52.1
	CIS	0.0	11.1	54.6
	Middle East(1)	6.4	0.0	0.0
	Other	0.0	0.0	61.2

Total		547.6	964.7	1,395.6
PCI	Asia	1,287.7	1,217.3	1,433.6
	Middle East(1)	129.3	20.2	31.2
	Europe	0.0	0.0	0.0

Total		1,417.0	1,237.5	1,464.8
Steam coal	Asia	456.3	598.9	1,001.9
	Europe	85.1	22.8	36.7
	Russia	3.0	13.3	12.2
	Middle East(1)	0.0	0.0	8.9

Total		544.4	635.0	1,059.7

Total		4,077.4	3,445.0	4,181.8

(1)	Includes Turkey only.

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

In 2019, our washing plants enriched 16.0 million tonnes of our coal feedstock.

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

The table below summarizes our production of coke, chemical products and coke gas for the periods indicated.

	2019	2018	2017
	(Coke and chemical products in thousands of tonnes) (Coke gas in millions of cubic meters)
Mechel Coke
Coke (6% moisture)	2,014	2,040	2,269
Chemical products	116	109	121
Coke gas	720	744	798
Moscow Coke and Gas Plant
Coke (6% moisture)	601	542	561
Chemical products	32	29	29
Coke gas	261	235	237
Total
Coke (6% moisture)	2,615	2,582	2,830

Chemical products	148	138	150

Coke gas	981	979	1,035

The table below summarizes our sales volumes of coke and chemical products for the periods indicated.

	2019	2018	2017
	(In thousands of tonnes)
Coke	945	697	771
Chemical products	136	131	140

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Moscow Coke and Gas Plant’s principal production area.

Production Area	Capacity in 2019	Capacity Utilization Rate in 2019	Planned Increase (2020-2022)
	(In thousands of tonnes)
Coke (6% moisture)	673	89.3%	—

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Mechel Coke’s principal production area.

Production Area	Capacity in 2019	Capacity Utilization Rate in 2019	Planned Increase (2020-2022)
	(In thousands of tonnes)
Coke (6% moisture)	3,026	66.6%	—

Our own production facilities purchase a substantial majority of our coke production. For the years ended December 31, 2019, 2018 and 2017, purchases of our coke by our own production facilities amounted to 1.6 million tonnes, 1.7 million tonnes and 1.9 million tonnes, respectively, which represented 63%, 71% and 71% of our total coke sales volumes (including intra-group sales) for those periods.

We purchase some coking coal from other producers in order to produce coke. Our need to purchase coking coal from third parties for coke production varies from period to period, depending on customer demand for particular products and the availability of suitable coal grades from our own mines.

Iron ore and concentrate production

Our iron ore operations consist of Korshunov Mining Plant, which operates Korshunovsky Open Pit, Rudnogorsky Open Pit and the Korshunovsky concentrating plant. In 2011-2012, Yakutugol obtained three subsoil licenses for the Pionerskoye iron ore deposit, the Sutamskaya iron ore area and the Sivaglinskoye iron ore deposit in Yakutia. In December 2019, Rosnedra early terminated the subsoil use right for the Pionerskoye and the Sivaglinskoye iron ore deposits due to our failure to meet operational deadlines under the subsoil licenses.

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

Mine	License (plot)	Area (sq. km)	Mining Method	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Korshunovsky Open Pit	03333 (Korshunovsk)	4.3	Open pit	Dec 2026	In production	1965	Lease
Rudnogorsky Open Pit	03334 (Rudnogorsk)	5.3	Open pit	Jan 2028	In production	1984	Ownership

(1)	“In production” refers to sites that are currently producing iron ore.

The table below summarizes our ROM iron ore and iron ore concentrate production for the periods indicated.

	2019		2018		2017
Mine	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)
	(In millions of tonnes)(1)
Korshunovsky Open Pit	3.2	24.8%	3.6	23.4%	3.6	23.2%
Rudnogorsky Open Pit	3.3	34.0%	3.2	27.8%	4.4	26.2%
Total ore production	6.5	29.4%	6.8	25.5%	8.0	24.8%

Iron ore concentrate production	2.5	62.7%	2.0	62.8%	2.5	62.8%

(1)	Volumes are reported on a wet basis.

Yakutugol holds the subsoil license for the Sutamskaya iron ore area in South Yakutia. The Sutamskaya area is located 210 kilometers south-east of Neryungri. This deposit contains high-quality iron ore, which will allow production of iron ore concentrate with 65% iron content.

The table below sets forth certain information regarding the subsoil license for our Yakutugol iron ore deposit.

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

Product	2019	2018	2017	2019	2018	2017
	(In thousands of tonnes)(1)			(% of total sales, including intra-group)
Coking coal concentrate	4,302.9	4,257.7	4,796.8	60.1%	59.6%	60.4%
Steam coal and middlings	4,490.9	4,537.9	5,403.9	86.7%	85.8%	88.0%
PCI and Anthracite	1,965.0	2,205.5	2,865.0	91.3%	91.7%	93.1%
Iron ore concentrate	192.7	139.8	30.2	7.5%	7.1%	1.2%
Coke	945.2	696.6	770.6	37.4%	28.5%	28.7%
Chemical products	135.7	130.8	140.0	91.4%	95.8%	93.3%

(1)	Includes resale of mining segment products purchased from third parties.

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

	2019		2018		2017
Product	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In millions of Russian rubles, except for percentages)
Coking coal concentrate	37,963.5	40.8%	43,633.3	45.0%	43,656.4	43.6%
Domestic Sales	18.9%		17.8%		20.4%
Export	81.1%		82.2%		79.6%
Steam coal	12,058.5	13.0%	9,935.0	10.2%	13,446.7	13.4%
Domestic Sales	13.5%		13.7%		15.2%
Export	86.5%		86.3%		84.8%
PCI and Anthracite	15,767.3	17.0%	19,687.1	20.3%	21,436.7	21.4%
Domestic Sales	0.5%		2.3%		2.3%
Export	99.5%		97.7%		97.7%
Middlings	6,180.9	6.6%	6,766.9	7.0%	5,800.9	5.8%
Domestic Sales	11.1%		68.6%		43.2%
Export	88.9%		31.4%		56.8%
Coke	15,195.8	16.3%	11,243.6	11.6%	11,379.3	11.4%
Domestic Sales	30.2%		22.3%		47.8%
Export	69.8%		77.7%		52.2%
Chemical products	2,774.1	3.0%	2,961.5	3.1%	2,367.9	2.4%
Domestic Sales	72.9%		65.8%		59.6%
Export	27.1%		34.2%		40.4%
Iron ore concentrate	1,179.0	1.3%	838.9	0.9%	220.2	0.2%
Domestic Sales	100.0%		100.0%		100.0%
Export	0.0%		0.0%		0.0%
Other(1)	1,876.5	2.0%	1,816.0	1.9%	1,821.2	1.8%

Total	92,995.6	100.0%	96,882.3	100.0%	100,129.3	100.0%

Domestic Sales	19.8%		21.0%		22.2%
Export	80.2%		79.0%		77.8%

(1)	Includes revenues from transportation, distribution, construction and other miscellaneous services provided to local customers.

Marketing and distribution

In 2019, our Russian domestic sales were conducted directly by our own production facilities, and our export sales were conducted by Mechel Carbon, based in Baar, Switzerland. We generally do not involve traders in the sales and distribution of our mining products and we have had long-standing relationships with end users of our mining products.

The following table sets forth percentage of sales revenue by the regions in which our mining segment products were sold for the periods indicated.

Region(1)	2019	2018	2017
Asia	64.4%	60.8%	61.3%
Russia	19.8%	21.0%	22.2%
Europe	11.7%	12.9%	11.6%
CIS	2.1%	2.3%	2.5%
Middle East(2)	2.0%	3.0%	2.0%
Other	0.0%	0.0%	0.4%

Total	100.0%	100.0%	100.0%

(1)

The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.

(2)	Includes Turkey only.

The following table sets forth information about the five largest customers of our mining segment, which together accounted for approximately 33.5% of our total mining segment sales in 2019.

Customer	% of Total Mining Segment Sales	Product	% of Total Products Sales
POSCO	12.1%	Coking coal concentrate	16.4%
		PCI and Anthracite	31.2%
		Middlings	2.1%
Sojitz Corporation	9.9%	Coking coal concentrate	19.9%
		PCI and Anthracite	10.6%
MMK	4.8%	Coking coal concentrate	11.2%
		Iron ore concentrate	18.9%
Nippon Steel Corporation	3.6%	PCI and Anthracite	11.0%
		Coking coal concentrate	4.2%
Batek Resources	3.1%	Steam coal	20.8%
		Middlings	5.6%

Domestic sales

We ship our coking coal concentrate from our coal washing facilities, located near our coal mines, by rail directly to our customers, including steel producers. In 2019, our largest domestic customer for our coking coal concentrate was MMK, accounting for 11.2% of our total coking coal concentrate sales and 4.6% of our total mining segment sales.

We sell coking coal concentrate domestically on the basis of annual framework contracts with monthly or quarterly adjustments to price and quantity.

We ship our steam coal from our warehouses by rail directly to our customers, which are predominantly local municipal services and electric power stations. Our supply contracts for steam coal are generally concluded with customers on a long-term basis with quantities and prices either fixed for the whole term or adjusted monthly. Some of our steam coal is consumed within our group; for example, sales of steam coal and middlings from our Southern Kuzbass Coal Company to our Southern Kuzbass Power Plant were RUB 587.5 million in 2019. In total, 163.7 thousand tonnes of steam coal was sold within our group in 2019. SUE HCS Sakha Republic (Yakutia) is our largest domestic customer of steam coal, accounting for 6.3% of our total steam coal sales and 0.8% of our total mining segment sales in 2019.

We ship our iron ore concentrate by rail directly from our Korshunov Mining Plant to customers. In 2019, iron ore concentrate was sold primarily within our group. We set our prices on a monthly basis, which is in line with the current practice in the Russian market of iron ore feed.

The majority of coke is sold domestically to our subsidiaries Chelyabinsk Metallurgical Plant and Bratsk Ferroalloy Plant, which accounted for 62.6% of our total coke sales (including intra-group sales) by volume in 2019. Major third-party customers include pig iron, steel and ferroalloy producers located in the Central Region and in the Urals of Russia. Generally, sales in Russia are conducted pursuant to framework agreements with monthly adjustments of quantities and prices.

Our subsidiary Mecheltrans is a railway freight forwarding company, which owns its own rail rolling stock, consisting of 1,736 open cars and 21 pellet cars, and leases 9,035 open cars and 277 dumpcars. In 2019, Mecheltrans transported domestically approximately 19.0 million tonnes of our cargo, approximately 70.1% of which was comprised of coal and iron ore feed.

Export sales

We export coking coal concentrate, PCI and anthracite, steam coal and coke and chemical products.

In 2019, the largest foreign customer of our mining segment was POSCO, accounting for 12.1% of our total mining segment sales. POSCO purchases consisted of PCI, coking coal concentrate and middlings.

We were Russia’s second largest exporter of coking coal concentrate in 2019, according to MMI. Our exports of coking coal concentrate went primarily to Japan, China and South Korea in 2019. In 2019, Sojitz Corporation, POSCO, Kobe Steel, Yancheng Materials and Nippon Steel Corporation were our largest foreign customers of coking coal concentrate, accounting for 51.8% of our total coking coal concentrate sales and 21.2% of our total mining segment sales. Shipments are generally made by rail to seaports and further by sea, except for certain shipments to Eastern Europe and northeast China that are made only by rail.

In 2019, our exports of PCI and anthracite were primarily to South Korea, Japan, Europe and Turkey, which together accounted for 93.6% of our total PCI and anthracite sales and 15.9% of our total mining segment sales. In 2019, our largest foreign customers of PCI and anthracite were POSCO, ArcelorMittal, Nippon Steel Corporation, Sojitz Corporation and Eregli Demir ve Celik Fabrikalari T.A.S.

In 2019, our exports of steam coal were primarily to Vietnam, China and Japan, which together accounted for 81.1% of our total steam coal sales and 10.5% of our total mining segment sales. In 2019, our largest foreign customers of steam coal were Batek Resources, Galaxy Energy and Resources, Itochu Corporation, Global Transit and Duferco SA.

PCI, anthracite and steam coal are shipped to customers from our warehouses by rail and further by sea.

In 2019, we used annual contracts for export sales of coal. Coal not shipped under annual contracts was sold on the spot market.

In 2019, we exported coke, including coke breeze, and chemical products primarily to Europe, which accounted for 34.5% of our total coke and chemical products sales and 6.7% of our total mining segment sales.

From Port Posiet, we shipped primarily coking coal concentrate, steam coal and PCI to Japan, South Korea and China in 2019. In 2019, our Port Posiet processed approximately 5.7 million tonnes of coal with its warehousing capacity limited to 200 thousand tonnes for one-time storage of no more than four grades of coal. In order to expand the cargo-handling capacity of the port, we constructed a modern transshipment complex and put into operation a mechanized coal loosening complex. The first stage of the Port Posiet’s modernization enabled us to expand the cargo-handling capacity of the port up to 7.0 million tonnes per annum in 2016. We further envisage the construction of a deepwater berth and an approach channel, as well as the installation of a shiploader. The port’s proximity to roads and rail links to key product destinations and transshipment points in China and Russia make it a cost-effective link in the logistical chain for bringing our coal products to the market.

In 2019, Mecheltrans transported for export approximately 10.2 million tonnes of our cargo, approximately 88.7% of which was comprised of coal.

Market share and competition

Coal

According to the Central Dispatching Department, in 2019, the Russian coal mining industry was represented by 182 companies, which operated 59 underground mines and 123 open pit mines. As a result of the privatization of 1990s and subsequent mergers and acquisitions, the Russian coal mining industry has become more concentrated. Based on the Central Dispatching Department’s data and our estimates, the ten largest coal mining companies in Russia produced approximately 69% of the overall coal production volume in 2019.

According to data from the Central Dispatching Department, from companies’ websites and from our estimates, in 2019, we were the second largest coking coal producer in Russia, with a 12.5% share of total coking coal production by volume, and we had a 4.3% market share with respect to overall Russian coal production by volume. The following table lists the main Russian coking coal producers in 2019, the industrial groups to which they belong, their coking coal production volumes and their share of total Russian production volume.

Group	Company	Coking Coal Production (Thousands of Tonnes)	% of Coking Coal Production by Volume
EVRAZ plc	Raspadskaya PAO	12,834	13.0%
	UCC Yuzhkuzbassugol JSC	12,180	12.3%
	EVRAZ Total	25,014	25.3%
Mechel PAO	Southern Kuzbass Coal Company PJSC	4,922	5.0%
	Yakutugol JSHC	4,821	4.9%
	Elgaugol OOO	2,639	2.7%
	Mechel Total	12,382	12.5%
Severstal PAO	Vorkutaugol AO	10,145	10.2%
CC Kolmar LLC	GOK Denisovskiy JSC	4,665	4.7%
	GOK Inaglinskiy JSC	2,484	2.5%
	Kolmar Total	7,149	7.2%
Sibuglemet Holding	Mezhdurechye AO	4,757	4.8%
	Bolshevik Mine AO	1,440	1.5%
	Antonovskaya Mine AO	765	0.8%
	Sibuglemet Total	6,962	7.1%
Other		37,219	37.6%

Total		98,871	100.0%

Source:	Central Dispatching Department, companies’ websites and our estimates.

According to Metal Expert, in 2019, our share of Russia’s total production volume of steam coal was 1.8%. The main producers in the Russian steam coal industry include SUEK, UMMC (Kuzbassrazrezugol Coal Company) and SDS-Coal, accounting for 53.4% of total steam coal production in 2019, according to Metal Expert.

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

Iron ore

The Russian iron ore market is generally characterized by high demand and limited sources of supply, with product quality as the main factor driving prices. According to Metal Expert, the market is dominated by relatively few producers, with the top three mining groups being Metalloinvest, NLMK and Severstal, representing 70.4% of total iron ore concentrate production. According to Metal Expert, we were sixth in production volume in 2019 with 2.5 million tonnes of iron ore concentrate, representing 2.4% of total production of iron ore concentrate in Russia.

Mineral reserves

Our coal and iron ore reserves are based on exploration drilling and geological data, and are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Each year we update our reserve calculations based on actual production and other factors, including economic viability and any new exploration data. Our coal and iron ore reserves are presented in accordance with the criteria for internationally recognized reserve and resource categories of the “Australasian Code for Reporting Mineral Resources and Ore Reserves” (as amended) published by the Joint Ore Reserves Committee (“JORC”) of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and the Minerals Council of Australia (the “JORC Code”), and meet the standards set by the SEC in its Industry Guide 7. Information on our mineral reserves has been prepared by our internal mining engineers as of December 31, 2019. To prepare this information our internal mining engineers used resource and reserve estimates, actual and forecast production, operating costs, capital costs, geological plan maps, geological cross sections, mine advance maps in plan and cross section and price projections.

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

The calculation of our reserves in Russia is based on the expected operational life of each deposit based on life-of-mine plans, which in many cases exceed the relevant license period for the deposit. Russian subsoil licenses are issued for defined boundaries and specific periods, generally about 20 years. Our declared reserves are contained within the current license boundary. Our Russian subsoil licenses expire on dates falling in 2021 through 2037. However, in many cases, the life of the deposit is well beyond the license term. Based on Russian law and practice, as evidenced by our experience and publicly available information, including a number of court cases, it is reasonably likely that an incumbent subsoil user will be granted license extension through the end of the expected operational life of the deposit, provided that the licensee is not in violation of the material terms of the license. The cost for the license extension is not substantial. See “— Regulatory Matters — Subsoil Licensing in Russia — Extension of licenses.” We have received extension of certain of our subsoil licenses which expired and we intend to extend the licenses for all deposits expected to remain productive subsequent to their license expiry dates. However, license extension is not guaranteed and is to a certain extent subject to the discretion of regulatory authorities. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our business could be adversely affected if we fail to obtain or extend necessary subsoil licenses and permits or fail to comply with the terms of our subsoil licenses and permits” and “— Regulatory Matters — Subsoil Licensing in Russia.”

As of December 31, 2019, we had coal reserves totaling 2,934.6 million tonnes, of which approximately 76% was coking coal. The table below summarizes our coal reserves as of December 31, 2019.

Company	Proved Reserves(1)	Probable Reserves(1)	Total	% in Open Pit
	(In thousands of tonnes)
Yakutugol	176,392	555	176,947	100.0%
Elgaugol	1,722,656	503,461	2,226,117	100.0%
Southern Kuzbass Coal Company	505,753	25,786	531,539	79.1%

Total	2,404,801	529,802	2,934,603	96.2%

(1)	Reserves include adjustments for loss and dilution modifying factors.

The table below summarizes our reserves by coal type as of December 31, 2019.

Company	Category	Coking Coal	Steam Coal	Anthracite	Lignite	Total(1)
	(In thousands of tonnes)
	Proved	86,643	7,142	0	82,607	176,392
	Probable	263	292	0	0	555

Yakutugol	Total	86,906	7,434	0	82,607	176,947
	Proved	1,465,540	257,116	0	0	1,722,656
	Probable	462,257	41,204	0	0	503,461

Elgaugol	Total	1,927,797	298,320	0	0	2,226,117
	Proved	200,820	195,217	109,716	0	505,753
	Probable	18,529	7,154	103	0	25,786

Southern Kuzbass Coal Company	Total	219,349	202,371	109,819	0	531,539
	Proved	1,753,003	459,475	109,716	82,607	2,404,801
	Probable	481,049	48,650	103	0	529,802

Total		2,234,052	508,125	109,819	82,607	2,934,603

(1)	Reserves include adjustments for loss and dilution modifying factors.

The table below sets forth reserves attributable to our Yakutugol mines as of December 31, 2019.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)	Heat Value(3)	% Sulfur
	(In thousands of tonnes)			(In kcal/kg)
Neryungrinsky Open Pit(4)(5)	91,825	555	92,380	8,794	0.11 - 0.30
Kangalassky Open Pit(5)	82,607	0	82,607	6,834	0.40
Dzhebariki-Khaya Open Pit(5)	1,960	0	1,960	7,500	0.23

Total	176,392	555	176,947

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.

(2)

These reserves amounts are based on the quantities that could be extracted economically using current operating costs and certain estimated future prices. In estimating the reserves, we used the following average prices: $102 per tonne (FCA basis) for coking coal concentrate and $32 per tonne (FCA basis) for raw steam coal.

(3)	Heat value is reported on a moisture- and ash-free basis.
(4)	Mined coking coal is processed at Neryungrinskaya Washing Plant with a weighted average yield of coking coal concentrate of 58%.
(5)	Steam coal is sold as ROM without processing.

The table below sets forth reserves attributable to our Elgaugol mine as of December 31, 2019.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)	Heat Value(3)	% Sulfur
	(In thousands of tonnes)			(In kcal/kg)
Elga Open Pit(4)	1,722,656	503,461	2,226,117	7,000-8,600	0.25

Total	1,722,656	503,461	2,226,117

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)

These reserves amounts are based on the quantities that could be extracted economically using current operating costs and certain estimated future prices. In estimating the reserves, we used the following average prices: $88 per tonne (FCA basis) for coking coal concentrate and $22 per tonne (FCA basis) for raw steam coal.

(3)	Heat value is reported on a moisture- and ash-free basis.
(4)	Mined coal is processed at Elginskaya Washing Plant and Sibir Washing Plant with a weighted average yield of concentrate of 46% and 59%, respectively.

The table below sets forth reserves attributable to our Southern Kuzbass mines as of December 31, 2019.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)(3)(4)	Heat Value(5)	% Sulfur
	(In thousands of tonnes)			(In kcal/kg)
Krasnogorsky Open Pit	188,402	194	188,596	8,100	0.33
Olzherassky Open Pit	52,144	5,963	58,107	8,363	0.30
Tomusinsky Open Pit	5,178	4,337	9,515	8,430	0.30
Sibirginsky Open Pit	164,132	45	164,177	8,470	0.30
Sibirginskaya Underground	38,322	4,024	42,346	8,513	0.28
V.I. Lenina Underground	26,593	11,223	37,816	8,588	0.35
Olzherasskaya-Novaya Underground	30,982	0	30,982	7,902	0.20
Yerunakovskaya-1 Underground (project)(6)	—	—	—	—	—
Yerunakovskaya-3 Underground (prospect)(7)	—	—	—	—	—
Olzherasskaya-Glubokaya Underground (prospect)(7)	—	—	—	—	—
Usinskaya Underground (prospect)(7)	—	—	—	—	—

Total	505,753	25,786	531,539

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)

These reserves amounts are based on the quantities that could be extracted economically using current operating costs and certain estimated future prices. In estimating the reserves, we used the following average prices (FCA basis): $89 per tonne for coking coal concentrate, $70 per tonne for anthracite, $34 per tonne for PCI and $16 per tonne for raw steam coal.

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

As of December 31, 2019, we had iron ore reserves (proved and probable) totaling 133.7 million tonnes at an average iron grade of 26.9%. The table below summarizes iron ore reserves by mine as of December 31, 2019.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)(3)	Grade (Fe%)(4)
	(In thousands of tonnes)
Korshunovsky Open Pit	50,020	28,827	78,847	24.2
Rudnogorsky Open Pit	30,866	23,992	54,858	30.8

Total	80,886	52,819	133,705	26.9

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)

These reserves amounts are based on the quantities that could be extracted economically using current operating costs and certain estimated future prices. In estimating the reserves, we used the average price of $58 per tonne (FCA basis) for iron ore concentrate.

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

Our steel segment has production facilities in Russia and Lithuania. Our total steel output was 3.6 million tonnes in 2019, 3.9 million tonnes in 2018 and 4.3 million tonnes in 2017. Our ferrosilicon production amounted to 66.9 thousand tonnes in 2019, 76.1 thousand tonnes in 2018 and 68.6 thousand tonnes in 2017.

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

The following table sets out our production volumes by primary steel product categories and main products within these categories.

Product	2019	2018	2017
	(In thousands of tonnes)
Pig Iron	3,326	3,690	4,029
Semi-Finished Steel Products, including:	862	953	833
Carbon and Low-Alloyed Semi-Finished Products	850	943	828
Long Steel Products, including:	2,293	2,538	2,769
Stainless Long Products	11	11	12
Alloyed Long Products	26	30	65
Rebar	1,047	1,200	1,319
Rails	280	245	358
Structural Shapes	415	455	411
Wire Rod	159	219	241
Low-Alloyed Engineering Steel	355	377	360
Flat Steel Products, including:	323	318	477
Stainless Flat Products	17	6	4
Carbon and Low-Alloyed Flat Products	306	312	472
Forgings, including:	39	49	40
Stainless Forgings	1	1	2
Alloyed Forgings	26	33	26
Carbon and Low-Alloyed Forgings	12	15	12
Stampings	108	143	95
Wire Products, including:	529	577	575
Wire	475	526	522
Ropes	35	42	43

Steel manufacturing process and types of steel

The most common steel manufacturing processes are production in a basic oxygen furnace (“BOF”) and production in an electric arc furnace (“EAF”).

In BOF steel manufacturing, steel is produced with less than 2% carbon content. The principal raw materials used to produce steel are liquid pig iron and scrap metal. The molten steel, depending on the products in which it will be used, undergoes additional refining and is mixed with manganese, nickel, chrome, titanium and other components to give it special properties. In 2019, approximately 73% of the world’s steel output was made in BOFs, according to Wood Mackenzie.

In EAF steel manufacturing, steel is generally produced from remelted scrap metal. Heat to melt the scrap metal is supplied from high-voltage electricity that arcs within the furnace between graphite electrodes and the scrap metal. This process is suitable for producing almost all steel grades, including stainless steel; however, it is limited in its use for production of high-purity carbon steel. In 2019, approximately 27% of the world’s steel output was made in EAFs, according to Wood Mackenzie.

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

Steel segment production facilities

Most of our metallurgical plants have obtained a certificate of compliance of quality management system with the requirements set by the International Organization for Standardization (“ISO”). For example, the main manufacturing processes at Chelyabinsk Metallurgical Plant, Izhstal, Beloretsk Metallurgical Plant and Urals Stampings Plant are ISO 9001:2015 certified. Chelyabinsk Metallurgical Plant has also obtained a certificate of compliance with international standards of the environmental management system ISO 14001:2015 and a certificate of compliance with the international standard of the occupational health and safety management system BS OHSAS 18001:2007.

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

Chelyabinsk Metallurgical Plant’s principal production lines include a BOF workshop equipped with three converters; an EAF workshop equipped with EAF of 100 tonnes; four sintering machines and three blast furnaces; five concasting machines; a blooming mill for 200-320 millimeter billets; five long products rolling mills for 6.5-190 millimeter round bars and 75-200 millimeter square bars, wire rod, rebar steel, bands and other long products; a universal rail and structural rolling mill for structural shapes of different types and sizes and rail products; a hot-rolled flat products workshop equipped with a thick sheet continuous rolling mill for hot-rolled sheets of various properties of up to 2,000 millimeters wide and up to 40 millimeters thick and a semi-continuous rolling mill for up to 1,500 millimeters wide and up to 6 millimeters thick hot-rolled coils; a cold-rolled flat products workshop for 0.3-4 millimeter thick cold-rolled stainless sheet. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Chelyabinsk Metallurgical Plant’s principal production areas.

Production Area	Capacity in 2019	Capacity Utilization Rate in 2019	Planned Increase (2020-2022)
	(In thousands of tonnes, except for percentages)
Sintering	4,862	86.4%	—
Pig iron	3,780	88.0%	180
Steelmaking	4,460	75.7%	—
Rolling	3,769	81.5%	—

Chelyabinsk Metallurgical Plant produced approximately 3.4 million tonnes of raw steel and approximately 3.1 million tonnes of rolled products, of which 280.2 thousand tonnes were rail products in 2019.

In 2008, we initiated construction of a universal rail and structural rolling mill at Chelyabinsk Metallurgical Plant. The project is aimed at producing new types of large section structural shapes (including beams, angles, rails, channels and special sections) with total output 1.1 million tonnes per annum. Italian Danieli & C. Officine Meccaniche S.p.A. (“Danieli”) is the equipment supplier and Chinese Minmetals Engineering Co. Ltd. (“Minmetals”) is the general contractor. Investments amount to RUB 21.6 billion. In July 2013, the universal rail and structural rolling mill was launched. At present, we are developing production of both guarantee products and new products, as well as certification of products for the Russian and European markets is being carried out. Five certificates of conformity of the Customs Union and one combined certificate of compliance with the TSI safety standards for the EU countries were obtained on certain types of rails; preparatory work for further certification of rails is in progress.

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

Izhstal’s principal production facilities include two EAFs of 25 and 40 tonnes; two ladle furnaces and a ladle vacuum oxygen decarburizer; a concasting machine; a blooming mill for 100-220 millimeter billets; two medium-sized long products rolling mills for structural shapes, 30-180 millimeter round bars, 30-90 millimeter square bars, bands and hexagonal bars; and one continuous small sort wire mill for 5.5-29 millimeter round, 12-28 millimeter square and 12-27 millimeter hexagonal light sections, reinforced steel and bands. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Izhstal’s principal production areas.

Production Area	Capacity in 2019	Capacity Utilization Rate in 2019	Planned Increase (2020-2022)
	(In thousands of tonnes, except for percentages)
Steelmaking	340	66.0%	—
Rolling	416	90.7%	—
Wire products	13	89.6%	—

Izhstal produced approximately 224.6 thousand tonnes of raw steel, 376.9 thousand tonnes of rolled products (of which, 360.4 thousand tonnes were long products) and 12.0 thousand tonnes of wire products in 2019.

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

Production Area	Capacity in 2019	Capacity Utilization Rate in 2019	Planned Increase (2020-2022)
	(In thousands of tonnes, except for percentages)
Rolling	608	71.0%	—
Wire products	600	70.5%	—

Beloretsk Metallurgical Plant produced a total of 423.3 thousand tonnes of wire products in 2019. Rolled products production in 2019 amounted to a total of 431.8 thousand tonnes, of which 399.5 thousand tonnes were further processed into wire products and 32.3 thousand tonnes constituted the output volume of wire rod for third-party customers.

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

Production Area	Capacity in 2019	Capacity Utilization Rate in 2019	Planned Increase (2020-2022)
	(In thousands of tonnes, except for percentages)
Wire products	81	82.3%	—

Vyartsilya Metal Products Plant produced 66.7 thousand tonnes of wire products in 2019.

Urals Stampings Plant

Urals Stampings Plant produces stampings and forgings from special steels and heat-resistant and titanium alloys for the aerospace, oil and gas, heavy engineering, power and other industries. Urals Stampings Plant sources its special steel needs from Chelyabinsk Metallurgical Plant and Izhstal, as well as from its own production. We acquired Urals Stampings Plant in 2003.

Principal production facilities of Urals Stampings Plant and its branch in Chelyabinsk include 1.5-25 tonne swages and hydraulic presses, as well as steelmaking and remelting furnaces. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Urals Stampings Plant’s principal production area.

Production Area	Capacity in 2019	Capacity Utilization Rate in 2019	Planned Increase (2020-2022)
	(In thousands of tonnes, except for percentages)
Stampings and forgings	230	65.0%	—

Urals Stampings Plant produced 149.3 thousand tonnes of special steel stampings and forgings in 2019.

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

Production Area	Capacity in 2019	Capacity Utilization Rate in 2019	Planned Increase (2020-2022)
	(In thousands of tonnes, except for percentages)
Wire products	82	32.6%	—

Mechel Nemunas produced 26.7 thousand tonnes of wire products in 2019.

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

The main production facilities of the plant include three ore-thermal furnaces with a capacity of 25 megavolt-amperes (“MVA”) and one ore-thermal furnace with a capacity of 33 MVA. In October 2010, we signed contracts with Siberian Plant of Electrothermal Equipment (Sibelectrotherm JSC, Novosibirsk) for the supply of four ore-thermal furnaces with a capacity of 33 MVA each to replace the existing furnaces. We commenced commercial operations of the first new furnace in the second quarter of 2013. Currently, the second furnace assemblage is in progress. The launch of this furnace is expected in 2020. Following the commissioning of the second new furnace, Bratsk Ferroalloy Plant’s production capacity is expected to increase by 5%.

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Bratsk Ferroalloy Plant’s principal production area.

Production Area	Capacity in 2019	Capacity Utilization Rate in 2019	Planned Increase (2020-2022)
	(In thousands of tonnes, except for percentages)
Ferrosilicon (65% silicon content in the alloy)	84	79.4%	—

Bratsk Ferroalloy Plant produced 66.9 thousand tonnes of ferrosilicon with 65% and 75% silicon content in the alloy in 2019.

Sales of steel segment products

The following table sets forth our revenues by primary steel segment product categories and our main products within these categories (including as a percentage of total steel segment revenues) for the periods indicated.

	2019		2018		2017
Product	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In millions of Russian rubles, except for percentages)
Pig Iron	76.3	0.0%	133.1	0.1%	113.9	0.1%
Semi-Finished Steel Products, including:	137.0	0.1%	54.4	0.0%	491.9	0.3%
Carbon and Low-Alloyed Semi-Finished Products	88.6	0.1%	8.5	0.0%	326.8	0.2%
Long Steel Products, including:	97,692.2	55.9%	105,722.0	56.3%	96,768.0	56.0%
Stainless Long Products	2,703.1	1.6%	2,698.1	1.4%	2,190.6	1.3%
Other Long Products	50,045.9	28.6%	50,871.9	27.1%	48,729.7	28.2%
Rebar	42,268.0	24.2%	48,000.2	25.6%	42,734.5	24.7%
Wire Rod	2,675.2	1.5%	4,151.8	2.2%	3,113.2	1.8%
Flat Steel Products, including:	23,371.5	13.4%	22,786.2	12.1%	22,504.8	13.0%
Stainless Flat Products	4,025.0	2.3%	1,382.3	0.7%	1,198.0	0.7%
Carbon and Low-Alloyed Flat Products	19,346.5	11.1%	21,403.9	11.4%	21,306.8	12.3%
Forgings, including:	3,212.9	1.8%	3,976.6	2.1%	4,101.4	2.4%
Stainless Forgings	427.0	0.2%	810.4	0.4%	1,125.8	0.7%
Other Forgings	2,785.9	1.6%	3,166.2	1.7%	2,975.6	1.7%
Stampings	11,604.7	6.6%	11,871.1	6.3%	8,146.1	4.7%
Wire Products, including:	27,086.4	15.5%	30,040.4	16.0%	27,577.6	16.0%
Wire	17,417.8	10.0%	19,589.8	10.4%	17,498.4	10.1%
Ropes	3,532.8	2.0%	3,916.5	2.1%	3,374.4	2.0%
Other Wire Products	6,135.8	3.5%	6,534.1	3.5%	6,704.8	3.9%
Steel Pipes	3,281.4	1.9%	3,230.2	1.7%	2,733.1	1.6%
Ferrosilicon	3,228.5	1.8%	3,927.0	2.1%	2,807.1	1.6%
Other	5,159.5	3.0%	6,176.7	3.3%	7,516.0	4.3%

Total	174,850.4	100.0%	187,917.7	100.0%	172,759.9	100.0%

The following table sets forth percentage of sales revenue by the regions in which our steel segment products were sold for the periods indicated.

Region(1)	2019	2018	2017
Russia	71.0%	69.7%	74.4%
Europe	15.7%	16.9%	14.4%
CIS	11.1%	11.5%	9.8%
Asia	1.9%	1.6%	1.1%
Middle East(2)	0.1%	0.1%	0.1%
Other	0.1%	0.1%	0.0%
United States	0.1%	0.1%	0.2%

Total	100.0%	100.0%	100.0%

(1)

The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.

(2)

Our steel segment sales to Middle East primarily go to Turkey, which accounted for 96.1% of the total steel segment sales to Middle East in 2019. We did not have any direct sales to Iran and Syria in 2019, and we have no plans to make such direct sales in the future.

In 2019, the five largest customers of our steel products were Russian Railways (long steel products and wire products), EVRAZ (long steel products, flat steel products, wire products and pipes), Metallservice OAO (long steel products, flat steel products and wire products), Altaivagon AO (stampings and long steel products) and Steel Industrial Company AO (long steel products, flat steel products, wire products and pipes), which together accounted for 10.3% of our total steel segment sales.

In 2019, the five largest customers of ferrosilicon were Mitsui & Co., Severstal, ACTS Trading Corporation, Torex-Khabarovsk OOO and Scanalloys Ltd., which together accounted for 1.5% of our total steel segment sales.

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

Based on the available documentation, we are aware that certain of our products may be sold into and can be re-sold to countries that are subject to international trade restrictions or economic embargoes that prohibit and/or materially restrict certain persons (for instance, U.S. incorporated entities and U.S. citizens or residents) from engaging in commercial, financial or trade transactions with such countries, including Iran, Syria, Sudan, North Korea and Cuba (the “Sanctioned Countries”). We did not have any direct sales to the Sanctioned Countries in 2019.

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

Product	2019	2018	2017
	(In millions of Russian rubles, except for percentages)
Pig Iron	76.3	133.1	113.9
Domestic Sales	100.0%	100.0%	100.0%
Export	0.0%	0.0%	0.0%
Semi-Finished Steel Products	137.0	54.4	491.9
Domestic Sales	100.0%	65.7%	93.3%
Export	0.0%	34.3%	6.7%
Long Steel Products	97,692.2	105,722.0	96,768.0
Domestic Sales	88.8%	87.9%	90.3%
Export	11.2%	12.1%	9.7%
Flat Steel Products	23,371.5	22,786.2	22,504.8
Domestic Sales	86.5%	84.4%	89.2%
Export	13.5%	15.6%	10.8%
Forgings	3,212.9	3,976.6	4,101.4
Domestic Sales	48.2%	56.7%	61.3%
Export	51.8%	43.3%	38.7%
Stampings	11,604.7	11,871.1	8,146.1
Domestic Sales	94.7%	91.1%	92.1%
Export	5.3%	8.9%	7.9%
Wire Products	27,086.4	30,040.4	27,577.6
Domestic Sales	86.6%	82.5%	85.5%
Export	13.4%	17.5%	14.5%
Steel Pipes	3,281.4	3,230.2	2,733.1
Domestic Sales	93.2%	93.4%	93.8%
Export	6.8%	6.6%	6.2%
Ferrosilicon	3,228.5	3,927.0	2,807.1
Domestic Sales	39.9%	49.5%	53.1%
Export	60.1%	50.5%	46.9%
Other	5,159.5	6,176.7	7,516.0
Domestic Sales	98.5%	86.8%	83.3%
Export	1.5%	13.2%	16.7%

Total	174,850.4	187,917.7	172,759.9

Domestic Sales	87.3%	85.4%	87.9%
Export	12.7%	14.6%	12.1%

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

The following table describes, in percentage terms, Russian domestic shipment volumes of our steel products further broken down by industry sector.

Use by Industry	Construction	Metals Trading	Ferrous Metallurgy	Engineering and Metalworking	Vehicles Manufacturing	Railways Construction and Repair	Other Industries(1)
Semi-Finished Steel Products	0.0%	1.7%	80.5%	0.0%	17.6%	0.0%	0.2%
Long Steel Products	23.5%	32.0%	8.0%	3.4%	4.9%	12.6%	15.6%
Flat Steel Products	7.2%	32.4%	28.3%	4.8%	3.1%	0.0%	24.2%
Forgings	0.0%	80.6%	4.4%	13.9%	0.3%	0.0%	0.8%
Stampings	0.0%	13.8%	0.0%	7.3%	78.9%	0.0%	0.0%
Wire Products	17.4%	37.6%	20.5%	2.7%	1.8%	4.2%	15.8%
Steel Pipes	8.7%	66.1%	13.0%	0.5%	0.2%	0.0%	11.5%

(1)	Including mining and power industries and consumer goods sector.

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

In 2019, our domestic and export sales were conducted by Mechel Service and Mechel Service Global, respectively, as well as directly by our own production facilities.

Domestic sales

Our Russian steel production facilities Chelyabinsk Metallurgical Plant, Izhstal and Urals Stampings Plant are located in large industrial areas and have long-standing relationships with local wholesale customers. Mechel Service, our steel sales and service subsidiary, has 55 storage sites in 41 cities throughout Russia to serve our end users, which helps us to establish long-standing customer relationships by virtue of proximity to both production and customers. In 2019, Mechel Service sold 1.2 million tonnes of our steel products.

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

Our production facilities supply high-quality steel products to the subsidiaries of Mechel Service Global in Western Europe either directly, or through the logistics center in the Port of Antwerp. Our logistics center in the Port of Antwerp also allows us to sell high-quality steel products to manufacturing and service companies on a walk-in basis.

In 2019, ferrosilicon sales outside of Russia were principally to Japan. Deliveries to Japanese customers were made on cost insurance and freight (“CIF”) delivery terms (including transportation by rail, handling in ports of Nakhodka, Vladivostok and Vostochny and use of major container lines in major Japanese ports and insurance). We sell ferrosilicon based both on long-term contracts and on a spot basis.

Distribution

Rail transportation is used for most shipments from our production facilities and warehouses to end customers, wholesale warehouses or seaports.

Market share and competition

In our core export markets, we primarily compete with other Russian producers, as well as producers from the Czech Republic, Belarus, Germany, Ukraine, Turkey and China. The leading global steel manufacturers have been increasingly focused on value-added and higher-priced products. The principal competitive factors include price, distribution, product quality, product range and customer service.

In the Russian market, we compete on the basis of price and quality of steel products, their added value, product range and service, technological innovation and proximity to customers. The Russian steel industry is characterized by a relatively high concentration of production, with the six largest integrated steel producers, including ourselves, accounting for 82.5% of overall domestic crude steel output in 2019, according to Metal Expert.

The following is a brief description of Russia’s five largest steel producers excluding ourselves:

•

Novolipetsk Steel PAO (“NLMK”) is Russia’s largest steel manufacturer by volume, accounting for 20.6% of the volume of Russian commodity steel production in 2019. NLMK produces flat products (hot-rolled and cold-rolled), galvanized products and slabs, as well as long products. The company’s production facilities are located in Lipetsk (NLMK), in the Sverdlovsk region (long products producer NLMK-Ural and wire products producer NLMK-Metalware) and in the Kaluga region (long products producer NLMK-Kaluga). NLMK exported 53.7% of its steel products in 2019. Domestically, NLMK’s largest customers are in the construction and oil and gas industries, followed by companies in the automotive sector. NLMK also controls iron ore producer Stoilensky GOK and coke producer Altai-Koks.

•

Magnitogorsk Iron & Steel Works PAO (“MMK”) is Russia’s second largest steel manufacturer by volume, accounting for 17.0% of the volume of Russian commodity steel products output (including long products, flat products and semi-finished products) in 2019. MMK’s product mix is comprised mostly of flat products, which accounted for 83.8% of its commercial steel products output (including semis) in 2019. Domestically, MMK controls a significant portion of the supplies to the oil and gas and automotive sectors. MMK exported 24.9% of its output in 2019. Its production facilities are located in Magnitogorsk in the southern Urals. MMK also controls coking coal producer Belon.

•

EVRAZ plc (“EVRAZ”), which includes Russian steel producers EVRAZ NTMK and EVRAZ ZSMK, is Russia’s third largest steel manufacturer by volume, accounting for 16.6% of the volume of Russian commodity steel products output in 2019. EVRAZ focuses on the production of long products, including rebar, wire rod and profiled rolled products (such as rails, beams, channels and angles). EVRAZ exported 58.2% of its output in 2019. EVRAZ also controls iron ore producers EVRAZ KGOK and Evrazruda, as well as coking coal producers UCC Yuzhkuzbassugol, Raspadskaya and Mezhegeyugol.

•

Severstal PAO (“Severstal”) is Russia’s fourth largest steel manufacturer by volume, accounting for 16.5% of the volume of Russian commodity steel products output in 2019. The company specializes in flat products which constitute a significant part of its production. Severstal is the second-leading producer of flat products, accounting for 15.2% of Russia’s total flat products output in 2019. Domestic sales of flat products accounted for 58.9% of Severstal’s output in 2019, with the oil and gas industry and automotive sector as its leading customers. Severstal controls coal producer Vorkutaugol and iron ore producers Karelsky Okatysh and Olenegorsky GOK, which satisfy a portion of Severstal’s coking coal and iron ore requirements.

•

Metalloinvest Holding Company AO (“Metalloinvest”), whose Russian assets consist of Oskol Electrometallurgical Plant AO (“OEMK”) and Ural Steel AO, had a 7.1% share by volume of Russian commodity steel products output in 2019. OEMK produces long products only, and Ural Steel produces both long and flat products. Metalloinvest exported 65.4% of its commodity steel production in 2019. The company’s production facilities are located in the Central and Urals Federal Districts of Russia. Metalloinvest also controls Russia’s largest iron ore and pellets production facilities Lebedinsky GOK and Mikhailovsky GOK.

Source: Companies’ websites; Metal Expert.

These six companies, including ourselves, can be divided into two groups by product type. MMK, Severstal and NLMK focus mainly on flat products, while we, EVRAZ and Metalloinvest produce primarily long products. Mechel is the second largest and most comprehensive producer of special steel and alloys in Russia, accounting for 14.1% of total Russian special steel output by volume in 2019, according to Chermet and Metal Expert. We are also the second largest producer of long steel products (excluding square billets) in Russia by volume, with significant market shares in both regular long steel products and special steel long products, according to Metal Expert.

In the Russian non-special steel long products category, our primary products and our market position by production volume in 2019 were as follows, according to Metal Expert:

•

Reinforcement bars (“rebar”) — In rebar, we compete in the 6-40 millimeters range. In 2019, the largest domestic rebar producers were NLMK (22.5%), EVRAZ (14.8%), Severstal (12.7%), Mechel (12.5%), Abinsk Electric Steel Works OOO (“AESW”) (11.1%) and MMK (4.6%).

•	Wire rod — There were six major producers of wire rod in Russia in 2019: Mechel (21.3%), AESW (20.0%), NLMK (17.9%), MMK (14.7%), Severstal (12.9%) and EVRAZ (11.6%).

OEMK, an EAF steel mill specializing in carbon and special steel long products and our special steel competitor, is located in the southwest of Russia and serves customers in the pipe, engineering and ball-bearing industries.

According to Metal Expert and Chermet, we were one of the leading producers in Russia of special steel long products (tool, high-speed and stainless long steel) in 2019, producing 7.9% of the total Russian output by volume, and we held significant shares of Russian production volumes in 2019 of stainless long products (21.0%), tool steel (29.3%) and high-speed steel (40.8%).

The following tables set forth additional information regarding our 2019 market share in Russia for various categories of steel products.

All long products (excluding square billets)

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
EVRAZ	5,189	26.0%
Mechel	2,650	13.3%
NLMK	2,494	12.5%
MMK	1,746	8.7%
Severstal	1,696	8.5%
AESW	1,537	7.7%
Metalloinvest	969	4.8%
Other	3,713	18.5%

Total	19,994	100.0%

Source: Metal Expert.

Long products — Wire rod(1)

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel	644	21.3%
AESW	603	20.0%
NLMK	538	17.9%
MMK	445	14.7%
Severstal	388	12.9%
EVRAZ	350	11.6%
Other	50	1.6%

Total	3,018	100.0%

Source: Metal Expert.

(1)	Including wire rod further processed into wire and other products within the same holding company.

Long products — Rebar

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
NLMK	1,905	22.5%
EVRAZ	1,253	14.8%
Severstal	1,074	12.7%
Mechel	1,057	12.5%
AESW	934	11.1%
MMK	388	4.6%
Other	1,839	21.8%

Total	8,450	100.0%

Source: Metal Expert.

Flat stainless steel

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel	16.4	57.8%
VMZ Red October	9.5	33.4%
Other	2.5	8.8%

Total	28.4	100.0%

Source: Metal Expert.

Wire products

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Severstal-Metiz	519.2	20.4%
Mechel	488.7	19.2%
MMK-Metiz	447.2	17.6%
NLMK-Metalware	276.2	10.9%
EVRAZ	216.9	8.5%
Other	596.1	23.4%

Total	2,544.3	100.0%

Source: Metal Expert.

Wire products — High-tensile wire

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Severstal-Metiz	47.1	49.3%
Mechel	28.1	29.5%
MMK-Metiz	20.3	21.2%

Total	95.5	100.0%

Source: Metal Expert.

According to Metal Expert, Bratsk Ferroalloy Plant is the fourth largest Russian producer of ferrosilicon by volume. In 2019, we had a 13.0% market share by volume of Russian ferrosilicon production.

Following is a brief description of Russia’s other largest ferrosilicon producers, according to Metal Expert and the companies’ data:

•

Kuznetsk Ferroalloys AO (“Kuznetsk Ferroalloys”) is the largest Russian ferrosilicon producer, with a 51.0% market share by production volume in 2019. Kuznetsk Ferroalloys also produces microsilica and quartzite. It is primarily export-oriented, having exported 87.4% of its ferrosilicon production volume in 2019.

•

Chelyabinsk Electrometallurgical Plant AO (“ChEMK”) is the second largest Russian ferrosilicon producer, with a 16.1% market share by production volume in 2019. In addition it produces ferrochrome, silicomanganese and silicocalcium. In 2019, ChEMK exported 61.4% by volume of its ferrosilicon production.

•

Yurginsk Ferroalloy Plant AO (“Yurginsk Ferroalloy Plant”) is the third largest Russian ferrosilicon producer, with a 14.8% market share by production volume in 2019. Yurginsk Ferroalloy Plant also produces microsilica. It is export-oriented, having exported all of its ferrosilicon production volume in 2019.

The following table sets forth additional information regarding our 2019 ferrosilicon market share in Russia.

Manufacturer	Region	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Kuznetsk Ferroalloys	Kemerovo	269.5	51.0%
ChEMK	Chelyabinsk	84.9	16.1%
Yurginsk Ferroalloy Plant	Kemerovo	78.5	14.8%
Bratsk Ferroalloy Plant	Irkutsk	68.7	13.0%
NLMK	Lipetsk	27.0	5.1%

Total		528.6	100.0%

Source: Metal Expert.

Raw materials

The principal raw materials we use in pig iron production are iron ore products (sinter of our own production and purchased oxidized pellets), coke and fluxing additions. Pig iron is made in blast furnaces. For sinter production, we use iron ore concentrate. Iron ore concentrate is converted into sinter at Chelyabinsk

Metallurgical Plant. In 2019, our steelmaking operations used 5.0 million tonnes of iron ore feed, approximately 24% in the form of pellets and 76% in the form of sinter, and we internally sourced approximately 47% of our total iron ore feed requirements. In 2019, Korshunov Mining Plant supplied our steel segment with 2.3 million tonnes of iron ore concentrate. In 2019, we purchased most of the remaining part of our iron ore feed from Russian suppliers such as Kachkanarsky GOK, Kovdorsky GOK, Lebedinsky GOK and Mikhailovsky GOK under monthly and annual contracts on market terms.

We process coking coal concentrate into coke at Mechel Coke and Moscow Coke and Gas Plant. In 2019, our production facilities used 3.3 million tonnes of coking coal concentrate (including 2.6 million tonnes used by Mechel Coke and 0.7 million tonnes used by Moscow Coke and Gas Plant), and 84% of total usage was sourced internally. Coke is used both in pig iron production at Chelyabinsk Metallurgical Plant and in ferrosilicon production at Bratsk Ferroalloy Plant. In 2019, we produced and internally used approximately 1.7 million tonnes of coke as well as produced for sale to third parties another approximately 0.9 million tonnes of coke.

Our Pugachevsky Open Pit produces limestone which, after processing into lime and flux, is used by our own steel production facilities. In 2019, our limestone production amounted to 1.7 million tonnes.

We produce 90.3% of steel in BOFs. In steelmaking, ferrous scrap and waste are used in the composition of feedstock, and we are approximately 55% self-sufficient in this raw material, which amounts to 354.1 thousand tonnes, sourcing the balance from various scrap traders.

In 2019, our production facilities used 25.3 thousand tonnes of ferrosilicon (including 20.2 thousand tonnes at Chelyabinsk Metallurgical Plant, 2.8 thousand tonnes at the Chelyabinsk branch of Urals Stampings Plant and 2.3 thousand tonnes at Izhstal), all of which was supplied by Bratsk Ferroalloy Plant.

Steelmaking requires significant amounts of electricity to power EAFs, ladle furnaces and rolling mills and to produce sinter. In 2019, our steel segment operations consumed approximately 3.0 billion kWh of electricity. Chelyabinsk Metallurgical Plant, Moscow Coke and Gas Plant and Urals Stampings Plant have power co-generation facilities, which produce electricity for internal consumption. Overall, our group consumed approximately 4.7 billion kWh of electricity in 2019. Aside from Southern Kuzbass Power Plant, which runs on steam coal and middlings, our power generating facilities work on blast furnace and coke gas, which are by-products of our steelmaking and coke-chemical operations, and natural gas, which we purchase from third parties. In 2019, we consumed 1.7 billion cubic meters of blast furnace gas, 534.5 million cubic meters of coke gas and 899.8 million cubic meters of natural gas. In 2019, Southern Kuzbass Power Plant consumed 1.4 million tonnes of steam coal and middlings sourced both from our own coal mining assets and from third parties.

Large amounts of water are also required in the production of steel. Water serves as a re-solvent, accelerator and washing agent. Water is used to cool equipment components, to carry away waste, to help produce and distribute heat and power and to dilute liquids. One of the principal sources of water is rivers, and many of our production facilities recirculate a portion of water used for their production needs. For example, Chelyabinsk Metallurgical Plant sources 86.9% of its water needs from recirculated water and the rest from a local river. Izhstal sources 89.5% of its water needs from recirculated water, 6.6% from recycled water and the rest from a storage reservoir. Beloretsk Metallurgical Plant sources 75.3% of its water needs from recirculated and recycled water and the rest from a storage reservoir and a local river.

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

Trade restrictions

In July 2018, the European Union introduced a system of import quotas, according to which the import of steel to the European Union until July 2021 is limited to specific volumes established for 26 categories of steel products. For each category of steel products, the import quota is calculated on the basis of the average volume of all imports of these products to the European Union over the past three years. If the quota is exceeded, a duty of 25% will be charged. Each product category consists of several types of products. Quotas apply to all suppliers of steel to the European Union, and for certain product categories, quotas are set for different countries. Our steel products supplied to the European Union are subject to these quotas. During the period from July 1, 2019 to June 30, 2020, the quota for the product category that includes beams produced by Chelyabinsk Metallurgical Plant for Russia amounts to 24.2 thousand tonnes, and the quota for the product category that includes rolled products produced by Izhstal for Russia amounts to 243.8 thousand tonnes.

In February 2008, an antidumping duty in the amount of 17.8% was imposed on exports to the European Union of ferrosilicon produced by our subsidiary Bratsk Ferroalloy Plant for a period of five years. In February 2013, the European Commission initiated an expiry review of the antidumping measures applicable to imports of ferrosilicon. In April 2014, the antidumping duty was extended for another five years. On April 2, 2019, the European Commission has issued a notice to initiate the expiry review of the antidumping measures applicable to imports of ferrosilicon originating from Russia and the People’s Republic of China. During the review period by the European Commission, the antidumping duty continues to apply.

Quartzite Production

We hold the subsoil license for the Uvatskoye deposit of quartzite and quartzite sandstones, a raw material used for ferrosilicon production. The deposit is accessible by unpaved road and located 20 kilometers southwest of Nizhneudinsk in the Irkutsk region. In 2011, we conducted successful technological tests of an experimental batch of quartzite for smelting of ferrosilicon. We completed the exploration of the alluvial part of the southern area of the Uvatskoye deposit and applied to the Department for Subsoil Use for the Irkutsk region (“Irkutsknedra”) with a plan for the pilot commercial development of the alluvial part of the southern area. Irkutsknedra agreed to the plan and recommended further geologic exploration within the entire license area of the Uvatskoye deposit. In 2012, drilling and sampling activities were conducted. Since 2013, we have been carrying out the pilot commercial development of the alluvial part of the southern area of the Uvatskoye deposit, with a view to develop the processing methods and technical and economic parameters of the deposit. In 2017, laboratory studies of selected cores of the bedrock of the deposit were completed. In 2018-2019, temporary exploration conditions of the southern area of the Uvatskoye deposit were approved with the subsequent development of a pilot batch of quartzites to clarify the technological parameters of production and obtain permanent exploration conditions. In light of the above, we are not able to state the amount of proved reserves for the Uvatskoye quartzite deposit.

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

The following table sets out total volumes of electricity production by our group.

	2019	2018	2017
	(In million kWh)
Electricity	3,395.3	3,250.6	3,427.4

Southern Kuzbass Power Plant

Southern Kuzbass Power Plant is located in Kaltan in the Kemerovo region, which is in the southern part of Russia’s coal-rich Kuzbass district. It has a total installed capacity of 554 MW and installed heat capacity of 506 Gcal/h. In 2019, the plant generated 1,884.4 million kWh of electricity and 687.3 thousand Gcal of heat energy. We acquired Southern Kuzbass Power Plant in 2007.

Southern Kuzbass Power Plant uses steam coal and middlings as fuel, which are supplied to it mostly from local sources, including our Southern Kuzbass Coal Company. In 2019, it consumed 578.7 thousand tonnes of steam coal and middlings sourced from Southern Kuzbass Coal Company, Elgaugol and Yakutugol.

The generation facilities of Southern Kuzbass Power Plant are listed below:

Generation Unit No.	Year of Manufacture	Month and Year of Commissioning at Southern Kuzbass Power Plant	Installed Capacity (MW)	Electricity Production in 2019 (million kWh)
VK-50-2 LMZ	1950	April 1951	53	88.6
VK-50-2 LMZ	1950	November 1951	53	44.4
VK-50-2 LMZ	1950	August 1952	53	270.1
VK-50-2 LMZ	1952	February 1953	53	290.2
T-115-8,8 LMZ	1996	December 2003	113	410.5
T-88/106-90 LMZ	1953	July 1954	88	473.3
VK-50-2 LMZ	1954	December 1954	53	63.5
T-88/106-90 LMZ	1953	September 1956	88	243.8

Total			554	1,884.4

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

Kuzbass Power Sales Company

Kuzbass Power Sales Company is the largest power distribution company in the Kemerovo region. Its marketed power volume in 2019 amounted to approximately 10.1 billion kWh. We acquired Kuzbass Power Sales Company in 2007. The addition of Kuzbass Power Sales Company, along with Southern Kuzbass Power Plant, allows us to increase revenues in our power segment.

Kuzbass Power Sales Company sells electricity on the retail and wholesale markets. The company sells electricity to households, social infrastructure companies, housing and public utilities and large industrial companies. Due to its area of operation, its primary industrial consumers are in the mining and processing industries. It supplies electricity to end consumers directly and also through one agent.

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

Mechel Energo’s sales amounted to approximately 3.6 billion kWh of electricity purchased in the wholesale and retail electricity markets and 3.7 million Gcal of heat energy in 2019.

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

Our capital investment program includes capital spending of up to RUB 28.0 billion for 2020-2022. Our capital investment program is primarily targeted at expanding the mining segment and increasing the efficiency of the steel segment, including, inter alia, investments of approximately RUB 15.6 billion in mining and approximately RUB 9.1 billion in steel. However, our ability to fully realize our capital investment program is constrained by our ability to generate cash flow, obtain additional financing and refinance or restructure existing indebtedness. We may be limited in our ability to obtain financing on a project finance basis which may impose further restrictions on the operations of the project or require the economic returns of the project to be shared with investors or lenders.

In the mining segment, we expect to invest approximately RUB 2.6 billion in 2020-2022 for the reconstruction of V.I. Lenina Underground with the involvement of Granichny and Olzherassk subsoil plots in the mining of coal reserves.

The steel segment projects are mainly targeted at modernization of production facilities in order to improve their efficiency. Major projects include the reconstruction of oxygen-converter production at Chelyabinsk Metallurgical Plant, which comprises modernization of three converters (two converters were modernized in 2009-2016), and the modernization of steel-wire-rope production with installation of new drawing equipment at Beloretsk Metallurgical Plant.

The table below sets forth the major items of our capital expenditures by segment and facility for 2020-2022 (including cumulatively the expenditures made since the launch of the relevant project):

	Planned Increase in Capacity and/or Other Improvement	Approximate Total Planned Expenditures(1)	Year of Project Launch	Estimated Year of Completion
	(In millions of Russian rubles)
Mining Segment
Maintenance expenditures	Maintaining current coal and iron ore mining and coal and iron ore concentrate production	12,363	2020	2022
Elga-road(2)
Construction of the rail line to the Elga deposit	Providing access to the coal deposit	65,264	2009	2022
Southern Kuzbass Coal Company
Reconstruction of V.I. Lenina Underground	Increase in average annual production up to 1.0 million tonnes	2,707	2019	2022

Steel Segment
Maintenance expenditures	Maintaining current output capacity	3,820	2020	2022
Chelyabinsk Metallurgical Plant
Reconstruction of oxygen-converter production	Increase of cast weight to 152 tonnes	6,037	2009	2022
Beloretsk Metallurgical Plant
Modernization of steel-wire-rope production	Installation of new drawing equipment	1,069	2016	2022

Power segment
Maintenance expenditures	Maintaining current output capacity	1,416	2020	2022

Transport division
Maintenance expenditures	Maintaining current output capacity	475	2020	2022

Port Posiet
Technical modernization of Port Posiet	Increase of cargo-handling capacity to 9.0 million tonnes per annum	4,652	2009	2022

(1)	We estimate that approximately RUB 1,083 million of planned expenditures were spent on the aforementioned projects in 2019. In 2019, we spent RUB 4,948 million in total on capital expenditures.
(2)	We are currently negotiating a potential sale of the Elga coal complex, for further details see “Item 4. Information on the Company — Business Strategy.”

Research and Development

We maintain research programs at the corporate level and at certain of our business units to carry out research and applied technology development activities. At the corporate level, we have a Department of Technology Development at Mechel-Steel Management (six employees) and a Production and Technical Department at Mechel Mining Management (11 employees). In December 2008, we established Mechel Engineering (207 employees) to carry out design and engineering works to increase the efficiency of our mining business. The head office of Mechel Engineering is located in Novosibirsk. Geological services provided by

Mechel Engineering include: (1) geological survey work related to prospecting and developing minerals and coal deposits; (2) hydrogeological survey work; (3) monitoring of geological environment; (4) preparation of geological materials for feasibility studies and preparation of geological reports with reserves estimation; (5) test drilling; and (6) computer simulation of coal and ore deposits.

In the course of our research and development, we also contract with third-party consultants and Russian research institutions.

In addition to these activities performed at our corporate level, each of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and Urals Stampings Plant have specialized research divisions with a total of 126 employees involved in the improvement of existing technologies and products.

Our research and development expenses in the years ended December 31, 2019, 2018 and 2017 were not significant.

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

Some of our subsidiaries have entered into environment protection agreements with the Ministry of Natural Resources and Ecology of the Russian Federation and other authorities and metallurgical sites. Under these agreements, Chelyabinsk Metallurgical Plant and Bratsk Ferroalloy Plant are obliged to reduce the level of pollutants emission into the atmosphere by 20% by 2024.

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

There are three major types of payments with respect to the extraction of minerals: (1) a lump-sum payment for granting the right to use subsoil; (2) periodic payments for the use of subsoil under the Subsoil Law; and

(3) the mineral extraction tax under the Russian Tax Code. Failure to make these payments could result in refusal to grant the right to use subsoil or the suspension or termination of the subsoil license. The Subsoil Law-mandated payments are not material to our mining segment’s results of operations. For coal, the basic rate of the mineral extraction tax ranges from RUB 11 to RUB 57 per tonne depending on the type of coal. At the same time, the actual rate of tax in respect of extracted coal is subject to indexation on a quarterly basis taking into account deflator coefficients adopted by the Ministry of Economic Development of the Russian Federation. For iron ore, the mineral extraction tax is 4.8%. In 2019, mineral extraction taxes amounted to RUB 1,287 million, which are included in the consolidated statement of profit (loss) and other comprehensive income as extraction related overheads.

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

The amendments, in particular, divide objects that have a negative impact on the environment into four categories depending on the degree of impact on the environment. The environmental protection requirements that apply differ depending on the relevant impact category and include environmental impact charges, permission documents and control procedures. The first category includes objects that have a significant negative impact on the environment (to which, therefore, the strictest environmental protection requirements apply) and the fourth category includes objects that have minimal environment impact. Among other things, pursuant to the amendments, starting from 2020 charges for negative environmental impact exceeding statutory limits have increased by 4 times the current amounts for the emission and discharge of pollutants into the air and water (coefficient 100 instead of 25) and by 5 times the current amounts for the disposal of industrial and consumer waste (coefficient 25 instead of 5). See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — More stringent environmental laws and regulations or more stringent enforcement or findings that we have violated environmental laws and regulations could result in higher compliance costs and significant fines and penalties, or require significant capital investment, or even result in the suspension of our operations, which could have a material adverse effect on our business, financial condition, results of operations and prospects.”

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

Fees for the emission/discharge per tonne of each contaminant into air and water and fees for waste disposal are established by governmental authorities. These fees are determined on a sliding scale for both the statutory standards and individually approved limits on emissions and discharges, as well as for pollution in excess of these limits: the lowest fees are imposed for pollution within the statutory standards, intermediate fees are imposed for pollution within the individually approved temporary limits (within limit fees; exceed the fees within the statutory standards by 5 times) and the highest fees are imposed for pollution exceeding such limits (above-limit fees; exceed the fees within the individually approved temporary limits by 5 times). Thus, above-limit fees exceed the fees within the statutory standards by 25 times. In accordance with amendments to the Environmental Protection Law, starting from January 1, 2020, above-limit fees on emissions and discharges will exceed the fees within the statutory standards by 100 times. Payment of above-limit fees does not relieve the company from the responsibility as provided by Russian law, as well as the development and implementation of environmental measures aimed at reducing the negative impact on the environment. In 2019, we incurred above-limit fees and penalties in Russia in the amount of approximately RUB 121.2 million.

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

Reclamation

We conduct our reclamation activities for land damaged by production in accordance with the current environmental legislation. In general, our reclamation activities involve both a technical stage and a biological stage. In the technical stage, we backfill the pits, grade and terrace mound slopes, level the surface of the mounds, and add clay rock on top for greater adaptability of young plants. In the biological stage, we plant conifers (pine, larch, cedar) on horizontal and gently sloping surfaces and shrubs and bushes to reinforce inclines. Russian environmental regulations do not require mines to achieve the approximate original contour of the property as is required, for example, in the United States. Generally, reclamation should ensure the restoration of disturbed lands for their further use in agricultural, forestry, water management, recreational and other purposes. In 2019, we incurred reclamation costs in Russia of approximately RUB 61 million.

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

In December 2015 at the Paris climate conference, 196 countries adopted the United Nations Framework Convention on Climate Change. Russia ratified the Paris Agreement and it came into force on November 6, 2019. The agreement sets out a global action plan to avoid climate change. The Russian Federation shall develop a long-term plan to reduce greenhouse gas emissions and shall establish a strategy on adaptation to climate change. In 2015-2017, the Ministry of Natural Resources and Ecology of the Russian Federation has approved a number of methodology guidelines for the quantification of the amount of greenhouse gas emissions by organizations conducting business and other activities in Russia. In 2018, the Ministry of Economic Development of the Russian Federation proposed a draft law on state regulation of greenhouse gas emissions. This draft law, if enacted, would establish target limits for greenhouse gas emissions, general rules and guidelines for emitters and introduce permits for greenhouse gas emissions. The draft law is at the stage of development, and it is hard to predict if or when it would be adopted into a law.

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

In the event of a breach of any terms of business conduct required by the FAS, the FAS may initiate proceedings to investigate violations of antimonopoly legislation. If a violation of antimonopoly legislation is identified, the FAS may initiate administrative proceedings which may result in the imposition of a fine calculated on the basis of the annual revenues received by the company in the market where such violation was committed. Such fines may include an administrative fine of an amount from RUB 300,000 to RUB 1 million or, if such violation has led or may lead to the prevention, limitation or elimination of competition, an administrative fine of up to 15% of revenue from sale of all goods, works and services in the market where such violation was committed, but not more than 2% of total revenue from sale of all goods, works and services in case of abuse of a dominant position and not more than 4% of total revenue from sale of all goods, works and services in case of conclusion of an inadmissible agreement according to the law. Russian legislation also provides for criminal liability of company executives for violations of certain provisions of antimonopoly legislation. Furthermore, for systematic violations, a court may order, pursuant to a suit filed by the FAS, a compulsory split-up or spin-off of the violating company, and no affiliation can be preserved between the new entities established as result of such a mandatory reorganization.

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

Salary

In accordance with Russian law, the minimum salary in Russia is RUB 12,130 per month starting from January 1, 2020.

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

In accordance with amendments to the Electric Power Industry Law and other legislative acts which entered into force on December 25, 2018, power sales activity is subject to compulsory licensing effective July 1, 2020. Power sales activity is the sale of electricity produced and/or purchased in the retail electricity market both within and outside the unified national electric grid of Russia. A prerequisite for granting a license is compliance with licensing requirements.

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

Name	Location of Assets	Product/Business	Date Control Acquired/Date of Incorporation	Voting Interest(1)
Mining Segment
Southern Kuzbass Coal Company	Russia	Coking coal, steam coal, anthracite and PCI	January 1999	99.1%
Korshunov Mining Plant	Russia	Iron ore concentrate	October 2003	90.0%
Port Posiet	Russia	Seaport: coal warehousing and transshipment	February 2004	97.8%
Mechel Coke	Russia	Coke and chemical products	June 2006	100.0%
Moscow Coke and Gas Plant	Russia	Coke and chemical products	October 2006	99.5%
Yakutugol	Russia	Coking coal, steam coal	October 2007	100.0%
Port Temryuk	Russia	Seaport: coal and metal transshipment	March 2008	100.0%
Elgaugol	Russia	Coking coal, steam coal	August 2013	51.0%
Elga-road	Russia	Railroad transportation	January 2016	51.0%

Steel Segment
Chelyabinsk Metallurgical Plant	Russia	Semi-finished products, long and flat steel products	December 2001	94.2%
Vyartsilya Metal Products Plant	Russia	Wire products	May 2002	93.3%
Beloretsk Metallurgical Plant	Russia	Long steel products, wire products	June 2002	94.8	%(2)
Urals Stampings Plant	Russia	Stampings and forgings	April 2003	93.8%
Mechel Nemunas	Lithuania	Wire products	October 2003	100.0%
Izhstal	Russia	Long steel products, semi- finished products	May 2004	90.0%
Port Kambarka	Russia	River port	April 2005	90.4%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	August 2007	100.0%

Power Segment
Mechel Energo	Russia	Power sales	February 2004	100.0%
Southern Kuzbass Power Plant	Russia	Power generation	April 2007	98.3%
Kuzbass Power Sales Company	Russia	Electricity distribution	June 2007	72.1%

(1)

The percentages provided in this table are as of December 31, 2019. Some of our Russian subsidiaries have preferred shares outstanding that have voting rights similar to the common shares rights if dividends on those shares have not been paid. We have calculated voting interests by including these preferred shares for subsidiaries where dividends have not been paid.

(2)	Effective ownership interest is 91.4% as of December 31, 2019.

Intersegment sales

We are an integrated group with operations organized into mining, steel and power segments. Our group companies supply materials to other companies in the same reporting segment or different reporting segments. For example, for the year ended December 31, 2019:

•	The mining segment supplied approximately 47% of the steel segment’s iron ore feed requirements, 100% of the steel segment’s coke requirements and 43% of the power segment’s coal requirements;

•	The steel segment supplies wires, ropes, wire products and other metal products to the mining segment for use in its day-to-day operations; and

•	Our co-generation facilities supplied approximately 27% of our group’s overall electricity requirements.

The prices at which we record these transfers are based on market prices, and these transactions are eliminated as intercompany transactions for the purposes of our consolidated financial statements. For the period-on-period discussion of the results of operations by segments, such transfers are included in segment revenues and cost of sales.

Recent acquisitions and disposals

There were no significant acquisitions and disposals during 2017-2019.

Factors Affecting Our Results of Operations and Financial Condition

Our results of operations are affected by a variety of factors, including, but not limited to, the following:

Cyclical nature of business and impact of macroeconomic factors

Our mining business sells significant amounts of coal to third parties and our revenues depend significantly on these sales. Cyclical and other changes in the world market prices for coal, coke and iron ore affect the results of our mining operations. The changes in these prices result from factors which are beyond our control, such as market supply and demand. The global coal, coke and iron ore supply and demand balance is strongly influenced by interdependent global economic and industrial demand cycles, as well as supply chain-related constraints such as shipping capacity, availability of rolling stock, transportation bottlenecks, production disruptions and natural disasters. Prices for the products of our mining business have varied significantly in the past and could vary significantly in the future. See “— Price trends for products” below. See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our business, financial condition, results of operations and prospects.”

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

Global real GDP grew by 3.0% in 2017, 3.0% in 2018 and 2.4% in 2019, according to World Bank. According to Rosstat, Russia recorded GDP growth of 1.8% in 2017, 2.5% in 2018 and 1.3% in 2019. In 2017, the global economy experienced a cyclical recovery with acceleration of global economic activity and stabilization of commodity prices, however geopolitical tensions heightened. In 2018, the trends of 2017 continued with intensified competition of global economic systems and trade wars. In 2019, global economic growth slowed, while world trade tensions intensified.

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

Consolidation trends in the mining and steel industries

The consolidation trends in mining and steel industries in 2019 were largely affected by trade tensions and geopolitical instability. Strategic investors seeking growth through acquisitions were predominant players in the M&A market. We believe that easing of global trade tensions could attract financial investors in mining and steel industries and reopen consolidation opportunities for strategic investors.

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

Price trends for products

Coking coal and steam coal

In the second quarter of 2017, quarterly contract benchmark pricing shifted to a system that uses a three-month average of a daily spot price. This had been triggered by the extreme price volatility of metallurgical coal pricing after cyclone Debbie hit Queensland, Australia. According to CRU, hard coking coal spot prices jumped to $270 per tonne (FOB Australia) in mid-April, as Queensland coal shipments halted after cyclone Debbie. After the cyclone passed, almost all producers and all ports have been slowly resuming operations and prices returned to the previous level. In the third quarter of 2017, another price hike has been driven upwards by heated Chinese demand for seaborne cargoes amid a boom in steel production. In the end of the third quarter of 2017, prices started to decline due to Chinese government’s intention to decrease crude steel output in order to improve ecological situation in the winter months. However, during November and December 2017, prices were moving upwards again as port loading disruptions took place in Australia. The average contract price in 2017 was $206 per tonne, according to CRU. The average spot price in 2017 was $183 per tonne (FOB Australia), according to CRU. In the beginning of 2018, spot metallurgical coal prices were in decline as loading disruptions in Australia eased significantly and due to weaker finished steel demand in China. Throughout the second and the third quarters of 2018, prices held in a relatively stable range. Premium hard coking coal spot prices (FOB Australia) rose to $221 per tonne in November 2018, up from $183 per tonne in August on the back of continued supply disturbances during the period. Particularly, coking coal availability was affected by the shutdown of Peabody’s North Goonyella mine in Queensland, according to CRU. The average contract price in 2018 was $207 per tonne (FOB Australia), just 0.5% higher than the average contract price in 2017, according to CRU. The spot price averaged $206 per tonne (FOB Australia) in 2018, which was 12.6% higher than the average spot price in 2017, according to CRU. In the first half of 2019, spot metallurgical coal prices remained generally above $200 per tonne (FOB Australia). The strength in prices was primarily attributed to tight seaborne supply. However, in the second half of 2019, weak demand fundamentals, increasing coal supply, weak steel margins and escalating trade tensions dragged seaborne coking coal prices down, and by the end of the year, restrictions on coal imports at Chinese ports further escalated the downward pressures on metallurgical coal prices. Thus, spot premium hard coking coal spot price fell significantly to $134 per tonne in December 2019, according to CRU. The average contract price in 2019 was $185 per tonne (FOB Australia), 10.6% lower than the average contract price in 2018, according to CRU. The spot price averaged $178 per tonne (FOB Australia) in 2019, which was 13.6% lower than the average spot price in 2018, according to CRU.

In the first half of 2017, steam coal prices fluctuated around $75 per tonne (5,500 NAR CFR China) and then started to grow reaching $88 per tonne (5,500 NAR CFR China) in October 2017 due to very strong Chinese coal demand during the summer and reduced supply as the focus on improving coal mine safety in China intensified. The average price in 2017 was $79 per tonne (5,500 NAR CFR China), according to Platts. According to Platts, in the first four months of 2018, steam coal spot prices fell from $97 per tonne to $78 per tonne (5,500 NAR CFR China) due to decreased coal consumption as the winter season came to an end. Prices increased again in June 2018, up to $90 per tonne (5,500 NAR CFR China), due to strong coal demand during the summer peak season. In the second half of 2018, import prices for steam coal in China were generally weak and went down to $71 per tonne (5,500 NAR CFR China) due to a mild winter in China and stringent import restrictions at the end of the year. The average price in 2018 was $82 per tonne (5,500 NAR CFR China), 3.8% higher than the average price in 2017, according to Platts. Steam coal spot prices fell from $71 per tonne (5,500 NAR CFR China) in January 2019 to $63 per tonne (5,500 NAR CFR China) in June 2019, according to Platts. In the second half of 2019, steam coal spot prices fluctuated around $64 per tonne (5,500 NAR CFR China), according to Platts. Such price dynamics were caused by multiple factors, such as mild weather, a slowdown in Chinese power demand growth, coal phase-out policies in the EU, combined with lower gas prices. The average price in 2019 was $66 per tonne (5,500 NAR CFR China), 19.5% lower than the average price in 2018, according to Platts.

Iron ore

The strong Chinese steel sector supported iron ore prices in 2017 and the average spot price reached $71 per dry metric tonne (62% Fe, CFR China), according to MMI. Iron ore spot prices slightly decreased in 2018 as a result of slower iron ore imports in China and growing global supply of iron ore. The average spot price in 2018 was $69 per dry metric tonne (62% Fe, CFR China) which was 3% lower than the average price in 2017, according to MMI. Iron ore spot prices rose sharply in 2019 due to global supply shortage after Vale tailings dam failure in Brazil in January 2019. The average spot price in 2019 was $93 per dry metric tonne (62% Fe, CFR China) which was 35% higher than the average price in 2018, according to MMI.

Coke

In 2017, coke prices were on the rise: prices increased from $270 per tonne (FOB China basis) in the first quarter of 2017 to $330 per tonne (FOB China basis) in the fourth quarter of 2017, according to Platts. In 2017, margins on steel products in China hit multi-year highs, and to take advantages of high prices, steel mills were restocking raw materials in order to ramp up blast furnace production. The average domestic coke price in 2017 was RUB 17,902 per tonne (including VAT, FCA basis), according to Metal Expert. In 2018, the world coke price increased from $351 per tonne (FOB China basis) in the first quarter of the year to $366 per tonne (FOB China basis) in the fourth quarter of 2018, according to Platts. There was a recovery in demand from two main markets for Chinese coke: India and Japan. The average domestic coke price in 2018 was RUB 17,681 per tonne (including VAT, FCA basis), just 1% lower than the average price in 2017, according to Metal Expert. In 2019, coke prices declined from $335 per tonne (FOB China basis) in the first quarter of 2019 to $276 per tonne (FOB China basis) in the fourth quarter of 2019, according to Platts. The decline in coke prices was in line with lower coking coal prices in 2019. The average domestic coke price in 2019 was RUB 17,284 per tonne (including VAT, FCA basis), which was 2% lower than the average price in 2018, according to Metal Expert.

Steel

In 2017, the Russian domestic price for rebar increased to RUB 30,603 (+1.4% year-on-year) per tonne because of strong export markets of square billets, according to Metal-Courier. The average export price for square billets increased to $436 (+33.1% year-on-year) per tonne as a result of upturned export scrap market and credit stimulation in China which pushed prices for semi-finished products, according to Metal-Courier. In 2018, the Russian domestic price for rebar increased to RUB 36,513 (+19.3% year-on-year) per tonne because of strong export markets of square billets and scrap, according to Metal-Courier. The average export price for square billets increased to $491 (+12.5% year-on-year) per tonne as a result of upturned export scrap market in the first half of the year, which was due to rising raw material costs from a lack of electrodes, as well as high Chinese export prices for billet and long products during the first and second quarters of the year, according to Metal-Courier. In 2019, the Russian domestic price for rebar increased to RUB 36,588 (+0.3% year-on-year) per tonne despite decreasing export markets of square billets and scrap, according to Metal-Courier. The average export price for square billets decreased to $410 (-16.5% year-on-year) per tonne, according to Metal Expert. The decrease was attributable to downward export scrap market during 2019, as a result of slowdown in Turkish economy and metallurgical sector in particular.

Ferrosilicon

The first half of 2017 was relatively stable, monthly price fluctuations did not exceed 7%. The price range was at the level of $1,100-1,200 per tonne (75% Si, CIF Japan), according to TEX. In the second half of 2017, due to the Chinese government’s introduction of production restrictions in the metallurgical, coal and ferroalloy industries, ferrosilicon prices in the Asia region sharply increased reaching $2,200 per tonne (75% Si, CIF Japan) by December 2017, according to TEX. The average price for ferrosilicon in 2017 was $1,362 per tonne (75% Si, CIF Japan), according to TEX. In early 2018, ferrosilicon prices began to decline following a sharp rise at the end of 2017. In April 2018, the price dropped to $1,358 per tonne (75% Si, CIF Japan), according to TEX. At the end of April 2018, the Ministry of Ecology and Environment of China suspended operation of silica stone mines resulting in a decrease of silicon in the market and an increase in the price of ferrosilicon up to $1,459 per tonne (75% Si, CIF Japan) in May, according to TEX. From the second quarter of 2018 until the end of the year, there were no significant events, and prices gradually decreased. According to TEX, the price reached $1,280 per tonne (75% Si, CIF Japan) in December 2018. The average price for ferrosilicon in 2018 was $1,408 per tonne (75% Si, CIF Japan), an increase of 3.3% compared to 2017, according to TEX. In 2019, volatility in the ferrosilicon market was low due to a decrease in steel production. In 2019, global steel production (excluding China) decreased by 1.7% compared to 2018, while steel production in China increased by 8.3%, according to the World Steel Association. The market, after increases in prices in the period of late 2017-early 2018, has stabilized. The average price was in the range of $1,165-1,225 per tonne (75% Si, CIF Japan), according to TEX. In July 2019, a new ferrosilicon plant was launched in Kazakhstan, resulting in increased competition in the global ferrosilicon market, according to Metal Expert. The average price for ferrosilicon in 2019 was $1,185 per tonne (75% Si, CIF Japan), which is 18.8% lower than in 2018, according to TEX.

Freight costs

In 2019, the market was sustained by stronger performances by the Capesize sector as the smaller, geared tonnage sectors faced stagnant or negative trajectories. This was mostly due to China’s iron ore imports rising 0.47% in 2019 to hover just below their all-time annual peak, fueled by strong demand at steel mills and a second-half recovery in shipments from big miners after disruptions earlier in the year. The largest increase in the dry bulk sector came from the Capesize sector, where the average time charter rate increased from $16,528 per day in 2018 to $18,024 per day in 2019. The average Supramax rate was $9,948 per day in 2019 compared to $11,486 per day in 2018. The average Panamax rate was $11,111 per day in 2019 compared to $11,653 per day in 2018. The average rate for Handysize vessels in 2019 was $7,188 per day compared to $8,700 per day in 2018. In 2019, the sector achieved 4.1% net fleet growth.

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

Application of IFRS 16 “Leases”

In January 2016, the International Accounting Standards Board issued IFRS 16, “Leases”, which sets out a new model for lease accounting replacing IAS 17. IFRS 16 introduces new or amended requirements with respect to lease accounting. It introduces significant changes to lessee accounting by removing the distinction between operating and finance leases and requiring the recognition of a right-of-use asset and a lease liability at the lease commencement for all leases, except for short-term leases and leases of low value assets. IFRS 16 is effective for accounting periods beginning on or after January 1, 2019, and is to be applied retrospectively.

We have applied IFRS 16 since January 1, 2019 retrospectively with a cumulative effect recognized as an adjustment to the opening balance of equity at the date of initial application. Upon transition to IFRS 16, we recognized an additional RUB 2,698 million of right-of-use assets and 3,259 million of lease liabilities, recognizing the difference in equity. The nature and the effect of the changes in accounting policies resulting from the adoption of IFRS 16 are described in note 3(x) to the consolidated financial statements.

Tax

Any changes in tax and tax liabilities can affect our results of operations and financial condition. However, we believe that we have paid or accrued all taxes that are applicable. Where uncertainty exists, we have accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. We accrued RUB 1,535 million, RUB 583 million and RUB 578 million of tax claims other than income tax that management believes are probable as of December 31, 2019, 2018 and 2017, respectively. In addition, income tax claims that management believes are probable were accrued. See note 19 to the consolidated financial statements.

Results of Operations

The following table sets forth our consolidated statement of profit (loss) data for the years ended December 31, 2019, 2018 and 2017.

	Year Ended December 31,
	2019		2018		2017
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In millions of Russian rubles, except for percentages)
Revenue from contracts with customers	296,567	100.0%	312,574	100.0%	299,113	100.0%
Cost of sales	(187,857)	(63.3%)	(177,756)	(56.9%)	(160,356)	(53.6%)

Gross profit	108,710	36.7%	134,818	43.1%	138,757	46.4%
Total selling, distribution and operating income and (expenses), net	(77,212)	(26.0%)	(85,038)	(27.2%)	(81,590)	(27.3%)

Operating profit	31,498	10.6%	49,780	15.9%	57,167	19.1%
Total other income and (expense), net	(19,226)	(6.5%)	(33,563)	(10.7%)	(41,447)	(13.9%)

Profit before tax from continuing operations	12,272	4.1%	16,217	5.2%	15,720	5.3%
Income tax expense	(7,987)	(2.7%)	(2,681)	(0.9%)	(3,150)	(1.1%)

Profit for the period from continuing operations	4,285	1.4%	13,536	4.3%	12,570	4.2%
Loss after tax for the period from discontinued operations, net	—	0.0%	—	0.0%	—	0.0%

Profit for the period	4,285	1.4%	13,536	4.3%	12,570	4.2%

Less: profit attributable to non-controlling interests	1,876	0.6%	908	0.3%	1,013	0.3%

Profit attributable to equity shareholders of Mechel PAO	2,409	0.8%	12,628	4.0%	11,557	3.9%

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenues

Consolidated revenues decreased by RUB 16,007 million, or 5.1%, to RUB 296,567 million in the year ended December 31, 2019 from RUB 312,574 million in the year ended December 31, 2018.

The sales decrease was due to a decrease in sales prices across our major segments.

The following table sets forth our net revenues by segment, including a breakdown by sales to third parties and other segments.

	Year Ended December 31,
Revenues by Segment	2019	2018
	(In millions of Russian rubles, except for percentages)
Mining segment
To third parties	92,996	96,882
To power segment	1,020	1,030
To steel segment	36,690	36,519

Total	130,706	134,431

Steel segment
To third parties	174,850	187,918
To power segment	4,249	4,132
To mining segment	1,858	1,733

Total	180,957	193,783

Power segment
To third parties	28,721	27,774
To steel segment	10,603	10,829
To mining segment	5,003	4,642

Total	44,327	43,245

Eliminations	59,423	58,885

Consolidated revenues	296,567	312,574

% from mining segment	31.3%	31.0%
% from steel segment	59.0%	60.1%
% from power segment	9.7%	8.9%

Mining segment

Our mining segment revenues decreased by RUB 3,725 million, or 2.8%, to RUB 130,706 million in the year ended December 31, 2019 from RUB 134,431 million in the year ended December 31, 2018.

Coking coal concentrate sales to third parties decreased by RUB 5,670 million, or 13.0%, to RUB 37,963 million in the year ended December 31, 2019 from RUB 43,633 million in the year ended December 31, 2018, as a result of a decrease in sales prices of RUB 6,133 million that was offset by an increase in sales volumes of RUB 463 million. The average contract price in 2019 was $185 per tonne (FOB Australia), 10.6% lower than the average contract price in 2018, according to CRU. The spot price averaged $178 per tonne (FOB Australia) in 2019, which was 13.6% lower than the average spot price in 2018, according to CRU.

The volume of coking coal concentrate sold to third parties increased by 45 thousand tonnes, or 1.1%, to 4,303 thousand tonnes in the year ended December 31, 2019 from 4,258 thousand tonnes in the year ended December 31, 2018. The increase in sales volumes of coking coal concentrate was mainly due to the increased production of coking coal at Southern Kuzbass Coal Company.

The volume of coking coal concentrate sold to third parties decreased at Yakutugol and increased at Southern Kuzbass Coal Company. Yakutugol’s coking coal concentrate sales volumes decreased by 789 thousand tonnes, or 24.6%, to 2,419 thousand tonnes in the year ended December 31, 2019 from 3,208 thousand tonnes in the year ended December 31, 2018 due to decrease in production and reduction in coking coal concentrate yield. Southern Kuzbass Coal Company’s coking coal concentrate sales volumes increased by 960 thousand tonnes, or 157.9%, to 1,568 thousand tonnes in the year ended December 31, 2019 from 608 thousand tonnes in the year ended December 31, 2018 due to increase in production.

Coke sales to third parties increased by RUB 3,952 million, or 35.2%, to RUB 15,196 million in the year ended December 31, 2019 from RUB 11,244 million in the year ended December 31, 2018, as a result of an increase in sales volumes of RUB 4,013 million that was partially offset by a decrease in sales prices of RUB 61 million. In 2019, coke prices declined from $335 per tonne (FOB China basis) in the first quarter of 2019 to $276 per tonne (FOB China basis) in the fourth quarter of 2019, according to Platts. The average domestic coke price in 2019 was RUB 17,284 per tonne (including VAT, FCA basis), which was 2% lower than the average price in 2018, according to Metal Expert.

Coke supplied to the steel segment decreased by RUB 5,354 million, or 21.1%, to RUB 20,066 million in the year ended December 31, 2019 from RUB 25,420 million in the year ended December 31, 2018. The decrease was due to a decrease in sales volumes of RUB 2,392 million and a decrease in sales prices of RUB 2,962 million. Coke sales volumes from Mechel Coke to Chelyabinsk Metallurgical Plant decreased by 161 thousand tonnes, or 9.3%, to 1,566 thousand tonnes in the year ended December 31, 2019 from 1,727 thousand tonnes in the year ended December 31, 2018.

Chemical products sales to third parties decreased by RUB 187 million, or 6.3%, to RUB 2,774 million in the year ended December 31, 2019 from RUB 2,961 million in the year ended December 31, 2018, mainly as a result of a decrease in sales prices.

Anthracite and PCI sales to third parties decreased by RUB 3,920 million, or 19.9%, to RUB 15,767 million in the year ended December 31, 2019 from RUB 19,687 million in the year ended December 31, 2018, as a result of a decrease in sales volumes of RUB 2,147 million and a decrease in sales prices of RUB 1,773 million. The decrease in sales volumes of anthracite and PCI was due to drop in coal extraction.

Steam coal sales to third parties increased by RUB 2,124 million, or 21.4%, to RUB 12,059 million in the year ended December 31, 2019 from RUB 9,935 million in the year ended December 31, 2018, as a result of an increase in sales volumes of RUB 1,765 million and an increase in sales prices of RUB 359 million. The increase in third-party sales volumes was due to increase in production. The increase in sales prices was mainly due to an increase in the average exchange rate of the U.S. dollar to the Russian ruble, despite the decrease in global prices for steam coal.

Steam coal supplied to the power segment increased by RUB 21 million, or 13.0%, to RUB 184 million in the year ended December 31, 2019 from RUB 163 million in the year ended December 31, 2018, as a result of an increase in sales volumes. Sales of steam coal to Southern Kuzbass Power Plant increased by 36 thousand tonnes, or 30.2%, to 156 thousand tonnes in the year ended December 31, 2019 from 120 thousand tonnes in the year ended December 31, 2018 due to steam coal production increase.

Sales of iron ore concentrate to third parties increased by RUB 340 million, or 40.5%, to RUB 1,179 million in the year ended December 31, 2019 from RUB 839 million in the year ended December 31, 2018, as a result of an increase in sales volumes of RUB 317 million and an increase in sales prices of RUB 23 million. Iron ore spot prices rose sharply in 2019 due to global supply shortage after Vale tailings dam failure in Brazil in January 2019. The average spot price in 2019 was $93 per dry metric tonne (62% Fe, CFR China) which was 35% higher than the average price in 2018, according to MMI.

Supplies of iron ore concentrate to the steel segment increased by RUB 5,387 million, or 61.3%, to RUB 14,169 million in the year ended December 31, 2019 from RUB 8,782 million in the year ended December 31, 2018, as a result of an increase in sales volumes of RUB 2,687 million and an increase in sales prices of RUB 2,700 million. Sales volumes increased due to an increase in production.

Excluding intersegment sales, export sales were stable at 80.2% of mining segment sales in the year ended December 31, 2019, compared to 79.0% in the year ended December 31, 2018.

Steel segment

Our steel segment revenues decreased by RUB 12,826 million, or 6.6%, to RUB 180,957 million in the year ended December 31, 2019 from RUB 193,783 million in the year ended December 31, 2018.

Semi-finished products sales increased by RUB 83 million, or 153.7%, to RUB 137 million in the year ended December 31, 2019 from RUB 54 million in the year ended December 31, 2018, as a result of an increase of RUB 120 million in sales volumes that was partially offset by a decrease of RUB 37 million in sales prices. The increase in third-party sales volumes was due to single sales to European customers as most of the produced volumes continued to be consumed within our steel segment. In 2019, the annual average domestic price for billets (including VAT, FCA basis) was RUB 57,517 per tonne, 44.7% lower than the average domestic price in 2018.

Other long products sales decreased by RUB 826 million, or 11.4%, to RUB 50,046 million in the year ended December 31, 2019 from RUB 50,872 million in the year ended December 31, 2018, as a result of a decrease in sales volumes of RUB 1,711 million that was partially offset by an increase in sales prices of RUB 885 million. The increase in sales prices was due to increase in purchase prices for steelmaking raw materials (iron ore feed, including pellets). Sales volumes decreased due to a decline in production as a result of equipment overhaul.

Other flat products sales decreased by RUB 2,058 million, or 9.6%, to RUB 19,346 million in the year ended December 31, 2019 from RUB 21,404 million in the year ended December 31, 2018, as a result of a decrease of RUB 2,024 million in sales volumes and RUB 34 million in sales prices. The sales volumes decreased mainly due to temporary suspension of production as a result of equipment repairs.

Wire sales decreased by RUB 2,172 million, or 11.1%, to RUB 17,418 million in the year ended December 31, 2019 from RUB 19,590 million in the year ended December 31, 2018, as a result of a decrease of RUB 1,986 million in sales volumes and RUB 186 million in sales prices. The decrease in sales prices was due to a decrease in prices of wire rod used as the main input for wire production. Sales volumes declined due to lower demand in domestic market and aggravation of price competition.

Rebar sales decreased by RUB 5,732 million, or 11.9%, to RUB 42,268 million in the year ended December 31, 2019 from RUB 48,000 million in the year ended December 31, 2018, as a result of a decrease of RUB 4,913 million in sales volumes and RUB 819 million in sales prices. Sales volumes decreased due to redirection of production in favor of high value-added products. In 2019, the annual average domestic price for rebar was RUB 31,937 per tonne, 2.0% lower than the average domestic price in 2018.

Steel pipes sales increased by RUB 51 million, or 1.6%, to RUB 3,281 million in the year ended December 31, 2019 from RUB 3,230 million in the year ended December 31, 2018, as a result of an increase of RUB 169 million in sales volumes that was partially offset by a decrease of RUB 118 million in sales prices.

Pig iron sales decreased by RUB 57 million, or 42.9%, to RUB 76 million in the year ended December 31, 2019 from RUB 133 million in the year ended December 31, 2018, as a result of a decrease of RUB 52 million in sales volumes and RUB 5 million in sales prices. Pig iron third-party sales volumes depend on consumption within our steel segment.

Stampings sales decreased by RUB 266 million, or 2.2%, to RUB 11,605 million in the year ended December 31, 2019 from RUB 11,871 million in the year ended December 31, 2018, as a result of a decrease of RUB 2,937 million in sales volumes that was partially offset by an increase of RUB 2,671 million in sales prices. The decrease in sales volumes was due to increased competition in the Russian market.

Ferrosilicon sales decreased by RUB 698 million, or 17.8%, to RUB 3,229 million in the year ended December 31, 2019 from RUB 3,927 million in the year ended December 31, 2018, as a result of a decrease of RUB 702 million in sales prices that was slightly offset by an increase of RUB 4 million in sales volumes. The decrease in sales prices was due to reduction of quotation in the world market. The average price for ferrosilicon in 2019 was $1,185 per tonne (75% Si, CIF Japan), which is 18.8% lower than in 2018, according to TEX.

Sales of non-core products and services decreased by RUB 1,017 million, or 16.5%, to RUB 5,160 million in the year ended December 31, 2019 from RUB 6,177 million in the year ended December 31, 2018.

Excluding intersegment sales, export sales were 12.7% of steel segment sales in the year ended December 31, 2019, compared to 14.6% in the year ended December 31, 2018.

Power segment

Our power segment revenues increased by RUB 1,082 million, or 2.5%, to RUB 44,327 million in the year ended December 31, 2019 from RUB 43,245 million in the year ended December 31, 2018.

Electricity sales to third parties increased by RUB 956 million, or 3.7%, to RUB 26,965 million in the year ended December 31, 2019 from RUB 26,009 million in the year ended December 31, 2018, as a result of an increase of RUB 1,222 million in sales volumes that was partially offset by a decrease of RUB 267 million in sales prices.

Other revenue, which consists mostly of capacity and heat energy, slightly decreased by RUB 9 million, or 0.5%, to RUB 1,756 million in the year ended December 31, 2019 from RUB 1,765 million in the year ended December 31, 2018.

Intersegment sales increased by RUB 135 million, or 0.9%, to RUB 15,606 million in the year ended December 31, 2019 from RUB 15,471 million in the year ended December 31, 2018, mainly as a result of an increase in electricity tariffs.

Cost of sales and gross profit

The consolidated cost of sales was 63.3% of consolidated revenues in the year ended December 31, 2019, as compared to 56.9% of consolidated revenues in the year ended December 31, 2018, resulting in a decrease in consolidated gross profit to 36.7% in the year ended December 31, 2019 from 43.1% for the year ended December 31, 2018. Cost of sales primarily consists of costs relating to raw materials (including products purchased for resale), direct payroll, depreciation and energy. The table below sets forth cost of sales and gross profit by segment for the years ended December 31, 2019 and 2018, including as a percentage of segment revenues.

	Year Ended December 31, 2019		Year Ended December 31, 2018
Cost of Sales and Gross Profit by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In millions of Russian rubles, except for percentages)
Mining segment
Cost of sales	62,554	47.9%	57,232	42.6%
Gross profit	68,152	52.1%	77,199	57.4%
Steel segment
Cost of sales	153,433	84.8%	149,349	77.1%
Gross profit	27,525	15.2%	44,433	22.9%
Power segment
Cost of sales	31,137	70.2%	30,674	70.9%
Gross profit	13,190	29.8%	12,571	29.1%

Mining segment

Mining segment cost of sales increased by RUB 5,322 million, or 9.3%, to RUB 62,554 million in the year ended December 31, 2019 from RUB 57,232 million in the year ended December 31, 2018. The gross profit percentage decreased to 52.1% in the year ended December 31, 2019 compared to 57.4% in the year ended December 31, 2018, mainly due to increase in stripping costs and decrease in sales prices.

Coal production cash costs per tonne (see “— “Cash Costs per Tonne” Measure”) at Southern Kuzbass Coal Company decreased by RUB 284 per tonne, or 10.8%, from RUB 2,627 in the year ended December 31, 2018 to RUB 2,343 in the year ended December 31, 2019, mainly due to a decrease in fixed costs share per tonne stimulated by production volumes increase.

Coal production cash costs at Yakutugol increased by RUB 1,180 per tonne, or 79.6%, from RUB 1,482 in the year ended December 31, 2018 to RUB 2,662 in the year ended December 31, 2019, mainly due to an increase in fixed costs share per tonne stimulated by production volumes decrease and growth of stripping costs.

Coke production cash costs decreased by 11.7% at Moscow Coke and Gas Plant mainly due to decrease in coking coal concentrate purchase prices and decrease in fixed costs share per tonne stimulated by production volumes increase.

Coke production cash costs increased by 2.7% at Mechel Coke, despite decrease in coking coal concentrate purchase prices, mainly due to an increase in fixed costs share per tonne stimulated by production volumes decrease.

Iron ore production cash costs decreased by 17.2% mainly due to a decrease in fixed costs share per tonne stimulated by production volumes increase.

Steel segment

Steel segment cost of sales increased by RUB 4,084 million, or 2.7%, to RUB 153,433 million in the year ended December 31, 2019 from RUB 149,349 million in the year ended December 31, 2018. Steel segment cost of sales was 84.8% of the segment’s revenues in the year ended December 31, 2019, as compared to 77.1% in the year ended December 31, 2018. The decrease in gross profit percentage from 22.9% to 15.2% is explained by the decrease in sales volumes for most of the segment’s products and increase in costs per tonne sold as a result of purchase prices growth for raw materials (iron ore feed, including pellets).

Power segment

Power segment cost of sales increased by RUB 463 million, or 1.5%, to RUB 31,137 million in the year ended December 31, 2019 from RUB 30,674 million in the year ended December 31, 2018, due to increase in electricity tariffs and sales volumes. The power segment gross profit percentage increased to 29.8% in the year ended December 31, 2019 from 29.1% in the year ended December 31, 2018 mainly due to sales price increase.

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

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2019 is presented below:

	In thousands of tonnes	Cash cost, in thousands of Russian rubles per tonne	In millions of Russian rubles
Coal — Southern Kuzbass Coal Company — sales to third parties	4,077	2.3	9,554
Coal — Southern Kuzbass Coal Company — intersegment sales	751	2.3	1,761
Coal — Yakutugol — sales to third parties	4,485	2.7	11,937
Coal — Yakutugol — intersegment sales	20	2.7	52
Coal — Elgaugol — sales to third parties	2,190	1.7	3,776
Coal — Elgaugol — intersegment sales	74	1.7	128
Iron ore — Korshunov Mining Plant — sales to third parties	193	2.5	487
Iron ore — Korshunov Mining Plant — intersegment sales	2,331	2.5	5,891
Coke — Moscow Coke and Gas Plant — sales to third parties(1)	639	11.5	7,350
Coke — Moscow Coke and Gas Plant — intersegment sales	2	11.5	28
Coke — Mechel Coke — sales to third parties(2)	306	7.6	2,339
Coke — Mechel Coke — intersegment sales	1,580	7.6	12,071
Depreciation and amortization			6,295
Write-down of inventory to their net realizable value			1,147
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			39
Stockholding year to year movements, costs of other products and services (coking products, washing services) and costs of other subsidiaries(3)			(303)

Total mining segment cost of sales			62,554

(1)

Cash costs per tonne for coke were reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was RUB 221, or 2%, at Moscow Coke and Gas Plant in the year ended December 31, 2019.

(2)

Cash costs per tonne for coke were reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was RUB 1,016, or 13%, at Mechel Coke in the year ended December 31, 2019.

(3)	Costs of other products and services were increased by the amount of by-products credits of RUB 914 million in the year ended December 31, 2019.

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2018 is presented below:

	In thousands of tonnes	Cash cost, in thousands of Russian rubles per tonne	In millions of Russian rubles
Coal — Southern Kuzbass Coal Company — sales to third parties	3,445	2.6	9,050
Coal — Southern Kuzbass Coal Company — intersegment sales	716	2.6	1,882
Coal — Yakutugol — sales to third parties	5,781	1.5	8,570
Coal — Yakutugol — intersegment sales	44	1.5	65
Coal — Elgaugol — sales to third parties	1,764	1.9	3,352
Coal — Elgaugol — intersegment sales	142	1.9	270
Iron ore — Korshunov Mining Plant — sales to third parties	140	3.1	427
Iron ore — Korshunov Mining Plant — intersegment sales	1,785	3.1	5,450
Coke — Moscow Coke and Gas Plant — sales to third parties(1)	497	13.0	6,485
Coke — Moscow Coke and Gas Plant — intersegment sales	0.2	13.0	2
Coke — Mechel Coke — sales to third parties(2)	199	7.4	1,481
Coke — Mechel Coke — intersegment sales	1,743	7.4	12,967
Depreciation and amortization			6,424
Write-down of inventory to their net realizable value			443
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			80
Stockholding year to year movements, costs of other products and services (coking products, washing services) and costs of other subsidiaries(3)			284

Total mining segment cost of sales			57,232

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

Selling, distribution and operating income and (expenses), net

Selling, distribution and operating income and (expenses), net decreased by RUB 7,826 million, or 9.2%, to RUB 77,212 million in the year ended December 31, 2019 from RUB 85,038 million in the year ended December 31, 2018, as a result of a decrease in impairment of goodwill and other non-current assets, net in the power and steel segments, as well as a decrease in administrative and other operating expenses in the power, steel and mining segments and a decrease in allowance for expected credit losses on financial assets in the power and steel segments, which was partially offset by an increase in provision for fines and penalties related to the consolidated group of taxpayers of RUB 921 million, in the year ended December 31, 2019. As a percentage of consolidated revenues, selling, distribution and operating income and (expenses), net decreased to 26.0% in the year ended December 31, 2019 from 27.2% in the year ended December 31, 2018. Our selling, distribution and operating income and (expenses), net consist primarily of selling and distribution expenses, impairment of goodwill and other non-current assets, net, allowance for expected credit losses on financial assets, taxes other than income taxes, administrative and other operating expenses and other operating income. The table below sets forth these costs by segment for the years ended December 31, 2019 and 2018, including as a percentage of segment revenues.

	Year Ended December 31, 2019		Year Ended December 31, 2018
Selling, Distribution and Operating Income and (Expenses), Net by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In millions of Russian rubles, except for percentages)
Mining segment
Selling and distribution expenses	29,182	22.3%	29,469	21.9%
Impairment of goodwill and other non-current assets, net	3,688	2.8%	3,684	2.7%
Allowance for expected credit losses on financial assets	43	0.1%	43	0.1%
Taxes other than income taxes	3,041	2.3%	2,942	2.2%
Administrative and other operating expenses	8,550	6.5%	9,025	6.7%
Other operating income	(255)	(0.2%)	(538)	(0.4%)

Total	44,249	33.9%	44,625	33.2%

Steel segment
Selling and distribution expenses	13,725	7.6%	14,134	7.3%
Impairment of goodwill and other non-current assets, net	(1,884)	(1.0%)	819	0.4%
Allowance for expected credit losses on financial assets	222	0.1%	161	0.1%
Taxes other than income taxes	1,215	0.7%	1,809	0.9%
Administrative and other operating expenses	7,494	4.1%	8,325	4.3%
Other operating income	(373)	(0.2%)	(646)	(0.3%)

Total	20,399	11.3%	24,602	12.7%

Power segment
Selling and distribution expenses	11,413	25.7%	11,385	26.3%
Impairment of goodwill and other non-current assets, net	—	0.0%	2,719	6.3%
Allowance for expected credit losses on financial assets	(31)	(0.1%)	736	1.7%
Taxes other than income taxes	105	0.2%	83	0.2%
Administrative and other operating expenses	273	0.6%	1,415	3.3%
Other operating income	(118)	(0.3%)	(527)	(1.2%)

Total	11,642	26.3%	15,811	36.6%

Mining segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities. Such expenses decreased by RUB 287 million, or 1.0%, to RUB 29,182 million in the year ended

December 31, 2019 from RUB 29,469 million in the year ended December 31, 2018, mainly due to the decrease in sales volumes under CPT delivery terms. As a percentage of mining segment revenues, selling and distribution expenses increased from 21.9% to 22.3% due to the decrease in sales prices and the increase in railway tariffs.

Impairment of goodwill and other non-current assets, net increased insignificantly by RUB 4 million, or 0.1%, to RUB 3,688 million in the year ended December 31, 2019 from RUB 3,684 million in the year ended December 31, 2018. In 2019, we recognized impairment of goodwill in relation to Yakutugol in the amount of RUB 3,139 million due to coal prices decline in long-term forecast along with forthcoming depletion of Neryungrinsky Open Pit and impairment of property, plant and equipment relating to Korshunov Mining Plant in the amount of RUB 549 million as the estimated future cash flows remain negative. In 2018, we recognized impairment of property, plant and equipment in relation to (i) Korshunov Mining Plant of RUB 1,151 million as the estimated future cash flows remain negative and (ii) Southern Kuzbass Coal Company of RUB 2,533 million due to changes in management’s plans to invest funds into the ongoing construction projects and, as a result, the inability to generate future economic benefits in the current market conditions. See note 17 to the consolidated financial statements.

Allowance for expected credit losses on financial assets was stable and amounted to RUB 43 million in the years ended December 31, 2019 and 2018.

Taxes other than income taxes increased insignificantly by RUB 99 million, or 3.4%, to RUB 3,041 million in the year ended December 31, 2019 from RUB 2,942 million in the year ended December 31, 2018.

Administrative and other operating expenses decreased by RUB 475 million, or 5.3%, to RUB 8,550 million in the year ended December 31, 2019 from RUB 9,025 million in the year ended December 31, 2018, mainly due to cost-cutting measures implemented by our management.

Other operating income decreased by RUB 283 million, or 52.6%, to RUB 255 million in the year ended December 31, 2019 from RUB 538 million in the year ended December 31, 2018, mainly due to a decrease in sales of scrap in 2019.

Steel segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities. Such expenses decreased by RUB 409 million, or 2.9%, to RUB 13,725 million in the year ended December 31, 2019 from RUB 14,134 million in the year ended December 31, 2018, mainly due to the overall decrease in sales volumes of steel segment products, including the share of export sales, that was partially offset by the increase in railway tariffs in 2019 as compared to 2018. As a percentage of steel segment revenues, selling and distribution expenses increased to 7.6% in the year ended December 31, 2019 from 7.3% in the year ended December 31, 2018.

Impairment of goodwill and other non-current assets, net changed by RUB 2,703 million, or 330.1%, from an impairment loss of RUB 819 million in the year ended December 31, 2018 to gain from reversal of an impairment of RUB 1,884 million in the year ended December 31, 2019. In 2019, an impairment loss of non-current assets in the amount of RUB 2,611 million previously recognized at Izhstal was reversed due to a decrease in purchase prices for electrodes used as raw material for steel production in long-term forecast. In 2019, we also recognized additional impairment in relation to Bratsk Ferroalloy Plant of RUB 727 million due to ferrosilicon prices decline in long-term forecast. In 2018, we recognized additional to previously recognized impairment in relation to Izhstal of RUB 782 million and other companies of RUB 37 million.

Allowance for expected credit losses on financial assets increased by RUB 61 million, or 37.9%, to RUB 222 million in the year ended December 31, 2019 from RUB 161 million in the year ended December 31, 2018, due to an increase in overdue accounts receivable.

Taxes other than income taxes decreased by RUB 594 million, or 32.8%, to RUB 1,215 million in the year ended December 31, 2019 from RUB 1,809 million in the year ended December 31, 2018, mainly due to changes in Russian tax legislation associated with property tax.

Administrative and other operating expenses decreased by RUB 831 million, or 10.0%, to RUB 7,494 million in the year ended December 31, 2019 from RUB 8,325 million in the year ended December 31, 2018, mainly due to cost-cutting measures implemented by our management.

Other operating income decreased by RUB 273 million, or 42.3%, to RUB 373 million in the year ended December 31, 2019 from RUB 646 million in the year ended December 31, 2018, mainly due to decrease in one-off income from operations with property, plant and equipment.

Power segment

Selling and distribution expenses consisted almost entirely of electricity transmission costs incurred by our Kuzbass Power Sales Company for the usage of the power grid to distribute electricity to end consumers. Such expenses increased by RUB 28 million, or 0.2%, to RUB 11,413 million in the year ended December 31, 2019 from RUB 11,385 million in the year ended December 31, 2018, due to an increase in transmission tariffs and sales volumes.

Other operating income decreased by RUB 409 million, or 77.6%, to RUB 118 million in the year ended December 31, 2019 from RUB 527 million in the year ended December 31, 2018, mainly due to subsidies received from the governmental authorities as a compensation for operating activities (energy tariffs) in 2018.

Operating profit

Operating profit decreased by RUB 18,282 million, or 36.7%, to RUB 31,498 million in the year ended December 31, 2019 from RUB 49,780 million in the year ended December 31, 2018. As a percentage of consolidated revenues, operating profit decreased to 10.6% in the year ended December 31, 2019 from 15.9% in the year ended December 31, 2018, mainly due to a decrease in consolidated gross profit as explained above.

The table below sets out operating profit (loss) by segment, including as a percentage of segment revenues.

	Year Ended December 31, 2019		Year Ended December 31, 2018
Operating Profit (Loss) by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In millions of Russian rubles, except for percentages)
Mining segment	23,902	18.3%	32,574	24.2%
Steel segment	7,126	3.9%	19,831	10.2%
Power segment	1,548	3.5%	(3,240)	(7.5)%
Elimination of intersegment unrealized profit(1)	(1,078)		615

Consolidated operating profit	31,498		49,780

(1)

Our management evaluates the performance of our segments before the elimination of unrealized profit in inventory balances of segments that was generated by the segments but not recognized as profit in our consolidated financial statements until the sale of such inventories to third parties. Therefore, we present our segments before such elimination, and such elimination is presented separately. The change in intersegment unrealized profit adjustment in the year ended December 31, 2019 as compared to the year ended December 31, 2018 was due to a decrease in gross profit of steel and mining segments in 2019.

Mining segment

Mining segment operating profit decreased by RUB 8,672 million, or 26.6%, to RUB 23,902 million in the year ended December 31, 2019 from RUB 32,574 million in the year ended December 31, 2018. The operating profit margin decreased to 18.3% in the year ended December 31, 2019 from 24.2% in the year ended December 31, 2018, mainly due to the increase in cost of sales caused by the growth of stripping costs and the decrease in selling prices.

Steel segment

Steel segment operating profit decreased by RUB 12,705 million, or 64.1%, to RUB 7,126 million in the year ended December 31, 2019 from RUB 19,831 million in the year ended December 31, 2018. The operating profit margin decreased to 3.9% in the year ended December 31, 2019 from 10.2% in the year ended December 31, 2018, due to the decrease in sales volumes for most of the segment’s products and the increase in cost of sales.

Power segment

Power segment operating profit (loss) changed by RUB 4,788 million, or 147.8%, to an operating profit of RUB 1,548 million in the year ended December 31, 2019 from an operating loss of RUB 3,240 million in the year ended December 31, 2018. The operating profit margin changed to positive 3.5% in the year ended December 31, 2019 from negative 7.5% in the year ended December 31, 2018, mainly due to impairment of goodwill and property, plant and equipment at Southern Kuzbass Power Plant recognized in the year ended December 31, 2018 and reversal of provision for legal claims in the year ended December 31, 2019.

Other income and expense, net

Other income and expense, net consists of share of gain of an associate, finance income, finance costs, other income and other expenses and foreign exchange gain (loss). The table below sets forth these costs for the years ended December 31, 2019 and 2018, including as a percentage of revenues.

	Year Ended December 31, 2019		Year Ended December 31, 2018
Other Income and Expense, Net	Amount	% of Revenues	Amount	% of Revenues
	(In millions of Russian rubles, except for percentages)
Finance income	600	0.2%	34,056	10.9%
Finance costs	(38,830)	(13.1)%	(42,052)	(13.5)%
Foreign exchange gain (loss)	19,241	6.5%	(25,775)	(8.2)%
Share of gain of an associate	28	0.0%	10	0.0%
Other income	239	0.1%	512	0.2%
Other expenses	(504)	(0.2)%	(314)	(0.1)%

Total	(19,226)	(6.5)%	(33,563)	(10.7)%

Finance income decreased by RUB 33,456 million, or 98.2%, to RUB 600 million in the year ended December 31, 2019 from RUB 34,056 million in the year ended December 31, 2018, due to a decrease in gain recognized as a result of debt restructuring and refinancing.

Finance costs decreased by RUB 3,222 million, or 7.7%, to RUB 38,830 million in the year ended December 31, 2019 from RUB 42,052 million in the year ended December 31, 2018, due to a decrease in interest rates and repayment of loans in 2019.

In the year ended December 31, 2019, we generated foreign exchange gain of RUB 19,241 million compared to foreign exchange loss of RUB 25,775 million in the year ended December 31, 2018, mainly due to strengthening of the Russian ruble against the U.S. dollar and euro in 2019.

Other income decreased by RUB 273 million, or 53.3%, to RUB 239 million in the year ended December 31, 2019 from RUB 512 million in the year ended December 31, 2018, mainly due to a decrease in write-off of trade and other payables with expired legal term.

Other expenses increased by RUB 190 million, or 60.5%, to RUB 504 million in the year ended December 31, 2019 from RUB 314 million in the year ended December 31, 2018.

Income tax expense

Income tax expense increased by RUB 5,306 million, or 197.9%, to RUB 7,987 million in the year ended December 31, 2019 from RUB 2,681 million in the year ended December 31, 2018. Our effective tax rate increased to 65.1% from 16.5% due to an increase in deferred tax expense as a result of extension of limitations for utilization of deferred tax assets on tax losses in the consolidated group of taxpayers.

Net profit attributable to non-controlling interests

Net profit attributable to non-controlling interests increased by RUB 968 million, or 106.6%, to RUB 1,876 million in the year ended December 31, 2019 from RUB 908 million in the year ended December 31, 2018, mainly due to change in net profits in respective subsidiaries such as Chelyabinsk Metallurgical Plant, Korshunov Mining Plant, Kuzbass Power Sales Company and Izhstal.

Net profit attributable to equity holders of the parent

Net profit attributable to our equity holders decreased by RUB 10,219 million, or 80.9%, to RUB 2,409 million in the year ended December 31, 2019 from RUB 12,628 million in the year ended December 31, 2018, mainly due to the decrease in finance income, gross margin and effect of foreign exchange difference.

Year ended December 31, 2018 compared to year ended December 31, 2017

This analysis can be found in Item 5 of our annual report on Form 20-F for the year ended December 31, 2018.

Liquidity and Capital Resources

Capital requirements

We expect that our principal capital requirements in the near future will be for financing the repayment of maturing debt, interest payments and regular maintenance capital expenditures.

Our business is heavily dependent on machinery for the production of steel and steel products, as well as investments in our mining operations. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. We intend to focus our capital spending on the implementation of projects that we view as key to carrying out our business strategy and improve free cash flow. See “Item 4. Information on the Company — Capital Investment Program” for the objectives of our capital investment program and its details. Over the next three years, i.e., 2020-2022, we expect our overall capital expenditures to total approximately RUB 28.0 billion, approximately 66% of which will be in 2020-2021 and approximately 34% in 2022. We intend to finance our capital investments with cash flow from operations and external long-term financing sources.

Our total outstanding debt as of December 31, 2019 and 2018 was RUB 388,522 million and RUB 418,832 million, respectively. For a description of our loans and borrowings, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and note 10.1 to the consolidated financial statements.

In 2019 and 2018, we paid dividends on preferred shares of RUB 1,514.8 million and RUB 1,386.1 million, respectively. In each case we could not pay insignificant amounts of dividends to those shareholders who did not provide us with their bank account details and/or due to the restriction of shareholders’ rights to receive dividends in certain cases provided for by Russian law. See “Item 8. Financial Information — Dividend Distribution Policy” for a description of our dividend policy.

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

The table below summarizes our cash flows for the periods indicated.

	Year Ended December 31,
	2019	2018
	(In millions of Russian rubles)
Net cash provided by operating activities	57,658	68,118
Net cash used in investing activities	(5,921)	(5,647)
Net cash used in financing activities	(48,357)	(63,286)

Net cash provided by operating activities was RUB 57,658 million in the year ended December 31, 2019 as compared to RUB 68,118 million in the year ended December 31, 2018. The operating cash inflows were derived from payments received from sales of our mining, steel and power products, reduced by cash disbursements for direct labor, raw materials and parts, selling, distribution and operating income and (expenses), net and income taxes.

Net cash from operating activities before changes in working capital items was RUB 49,282 million in the year ended December 31, 2019. Income taxes paid amounted to RUB 2,735 million. Below we analyze major changes in working capital items which in the aggregate accounted for RUB 11,111 million in cash received from operating activities, resulting in net cash provided by operating activities of RUB 57,658 million.

Working capital items accretive to operating cash flows:

•	a decrease in accounts receivable of RUB 1,546 million due to the increase of turnover of accounts receivable;

•	an increase in accounts payable of RUB 4,037 million of Southern Kuzbass Coal Company, Mechel Materials, Yakutugol, Mechel Coke, Mechel Energo and Chelyabinsk Metallurgical Plant;

•	an increase in advances received of RUB 650 million of Chelyabinsk Metallurgical Plant, Mechel Service and Mechel Carbon;

•	an increase in accrued taxes and other liabilities of RUB 5,151 million mainly due to change in tax liabilities; and

•	a decrease in other assets of RUB 1,238 million primarily due to a decrease in advances paid mainly by Mechel Carbon, Mecheltrans and Yakutugol.

Working capital items reducing operating cash flows:

•

an increase in inventories of RUB 1,511 million mainly due to an increase in finished goods of Southern Kuzbass Coal Company, Yakutugol and Mechel Coke as of December 31, 2019 as compared to December 31, 2018.

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

Working capital items accretive to operating cash flows:

•	a decrease in accounts receivable of RUB 1,354 million due to the increase of turnover of accounts receivable;

•	an increase in accounts payable of RUB 4,150 million of Yakutugol, Southern Kuzbass Coal Company, Elgaugol and Mecheltrans;

•	an increase in advances received of RUB 485 million of Urals Stampings Plant; and

•	an increase in accrued taxes and other liabilities of RUB 683 million mainly due to change in tax liabilities.

Working capital items reducing operating cash flows:

•

an increase in inventories of RUB 7,858 million mainly due to an increase in work in progress, finished goods and goods for resale of Chelyabinsk Metallurgical Plant, Yakutugol, Elgaugol, Southern Kuzbass Coal Company and Mechel Carbon as of December 31, 2018. The main reason for the change was increase in coal production at Elgaugol and growth of the cost price of raw materials and semi-finished goods in steel and mining segments; and

•	an increase in other assets of RUB 851 million primarily due to an increase in advances paid mainly by Mecheltrans, Yakutugol and Mechel Carbon.

Net cash used in investing activities was RUB 5,921 million in the year ended December 31, 2019 as compared to RUB 5,647 million in the year ended December 31, 2018. Substantially all of the cash used in investing activities in the years ended December 31, 2019 and 2018 related to capital expenditures. Capital expenditures relating to purchases of property, plant and equipment and interest paid, capitalized amounted to RUB 6,538 million and RUB 5,912 million in the years ended December 31, 2019 and 2018, respectively. Purchases of intangible assets amounted to RUB nil in the year ended December 31, 2019 as compared to RUB 150 million in the year ended December 31, 2018. Cash provided by investing activities related to disposal of businesses and investments amounted to RUB 17 million and RUB 3 million in the years ended December 31, 2019 and 2018, respectively. Proceeds from loans issued and other investments amounted to RUB 313 million and RUB 9 million in the years ended December 31, 2019 and 2018, respectively.

Net cash used in financing activities was RUB 48,357 million in the year ended December 31, 2019 as compared to RUB 63,286 million in the year ended December 31, 2018. Expenditures related to deferred consideration payments amounted to RUB 702 million and RUB 4,597 million in the years ended December 31, 2019 and 2018, respectively. Debt proceeds amounted to RUB 7,599 million and we repaid debt of RUB 20,772 million in the year ended December 31, 2019 as compared to debt proceeds of RUB 76,504 million and repayment of debt of RUB 97,269 million in the year ended December 31, 2018.

Comparison of our results for the year ended December 31, 2018 with the year ended December 31, 2017 can be found in Item 5 of our annual report on Form 20-F for the year ended December 31, 2018.

Liquidity

We had cash and cash equivalents of RUB 3,509 million and RUB 1,803 million as of December 31, 2019 and 2018, respectively. Our cash and cash equivalents were held in rubles (48.7% and 20.0% as of December 31, 2019 and 2018, respectively), U.S. dollars (30.4% and 42.1% as of December 31, 2019 and 2018, respectively), euros (18.2% and 32.3% as of December 31, 2019 and 2018, respectively) and other currencies.

The unused portion under the group’s credit facilities as of December 31, 2019 and 2018 was RUB 514 million and RUB 573 million, respectively. As of December 31, 2019 and 2018, the group’s credit facilities provided aggregated borrowing capacity of RUB 389,036 million (of which RUB 152,650 million is repayable during 2020 and RUB 220,046 million represented long-term debt that was reclassified as short-term liabilities as of that date because of covenant violations) and RUB 419,405 million, respectively. The group’s borrowings under these credit facilities (except for special-purpose borrowings such as pre-export facilities, syndicated loan for refinancing of pre-export facilities, Vnesheconombank’s facility as well as factoring and overdraft facilities) carried a weighted average interest rate of approximately 8.6% and 8.6% as of December 31, 2019 and 2018, respectively. See “— Restrictive Covenants” for further information about our covenant violations.

The following table summarizes our liquidity as of December 31, 2019 and 2018.

	Year Ended December 31,
Estimated Liquidity	2019	2018
	(In millions of Russian rubles)
Cash and cash equivalents	3,509	1,803
Amounts available under credit facilities	514	573

Total estimated liquidity	4,023	2,376

Short-term debt (short-term borrowings and current portion of long-term debt) decreased by RUB 30,977 million, or 7.5%, to RUB 381,317 million as of December 31, 2019 from RUB 412,294 million as of December 31, 2018, as a result of strengthening of the ruble against the U.S. dollar and partial repayment of current debt.

Long-term debt net of current portion increased by RUB 667 million, or 10.2%, to RUB 7,205 million as of December 31, 2019 from RUB 6,538 million as of December 31, 2018. As of December 31, 2019, we were in compliance with the covenants under certain credit agreements and the respective debt was classified as long-term, while, as of December 31, 2018, the respective debt was classified as short-term due to covenants violation. The increase in long-term debt was partially offset by the maturity of the bonds.

Our working capital remained negative but the deficit during the year decreased by RUB 10,648 million, or 2.6%, to RUB 393,407 million as of December 31, 2019 from RUB 404,055 million as of December 31, 2018. The main reason for decrease in working capital deficit was reduction of financial indebtedness as a result of the Russian ruble appreciation and repayment of our debts.

Comparison of our results for the year ended December 31, 2018 with the year ended December 31, 2017 can be found in Item 5 of our annual report on Form 20-F for the year ended December 31, 2018.

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

In April 2016, we signed option agreements with Gazprombank providing the bank with an option to acquire a 49% stake in the Elga coal complex for a total consideration of 34.3 billion rubles. According to these agreements, in June 2016, we sold to Gazprombank a 49% stake in Elgaugol OOO, the owner of the subsoil license for the Elga coal deposit, a 49% stake in Elga-road OOO, the owner of the Ulak-Elga rail line which had been contributed to the registered capital of this newly established company in March 2016, and a 49% stake in MecheltransVostok OOO, the rail line’s transport operator (collectively, the “target companies”). All proceeds from the sale of these stakes were used for repayment of our debt to Gazprombank, Sberbank and Sberbank Leasing AO. Gazprombank has a put option to sell its stakes (in full or in part) in the Elga coal complex within three years following a five-year period or in case of a breach of conditions stipulated by such agreement. Put options were signed by Yakutugol and Mecheltrans (sellers of the stakes in the target companies) and are guaranteed by Mechel Mining and Southern Kuzbass Coal Company. If we fail to perform our obligations under these put options Gazprombank will have the right, inter alia, to buy out (call option) the remaining stakes owned by us in the target companies. A 1.99% stake in each of the target companies is pledged in favor of Gazprombank as a security for the call option.

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

In November 2019, Sberbank assigned our debt and related security to VTB Bank.

Our current debt repayment schedule, which was agreed with our major Russian lenders in the course of previous restructuring, provides for full debt repayment during the period of 2020-2022. We may not have sufficient funds to meet this debt repayment schedule. In the second half of 2019, we have entered into negotiations with our major Russian lenders in order to extend maturities of our outstanding debt and to reduce our annual principal payments. However, we have not agreed the key terms of the restructuring and there is no clarity as to when and if any binding agreements will be entered into in relation thereto.

We continue to negotiate financial restructuring with international lenders under our export credit facility agreements.

Outlook for 2020

Our objective is to ensure that our group meets its liquidity requirements and payment obligations to creditors, continues capital expenditures, services its debt, agrees on the new restructuring terms of the outstanding debt and continues as a going concern.

We plan to restructure our financial obligations and provide sufficient funding to conduct operating activities, implement our capital investment program and service the restructured debt in full to all creditors under the new repayment schedules.

Although we have a negative working capital, we believe that cash generated from operations, subject to successful completion of debt restructuring, improved market conditions and reduced costs, will be sufficient to meet our capital expenditures and debt service payments in 2020. Furthermore, we believe that we have the flexibility in deferring our non-critical capital expenditures and in managing our working capital to provide further financial flexibility as needed.

We believe we will not be able to obtain significant new borrowings in the near future (except for the purpose of refinancing of current liabilities); however we may consider certain divestments in order to reduce our debt burden.

Debt Financings in 2020

We have not entered into new material debt financing as of the date hereof. For developments relating to existing financing, see “— Description of Certain Indebtedness” and “Item 10. Additional Information — Material Contracts.”

Debt Financings in 2019

In November 2019, Sberbank assigned the debt totaling approximately 27.2 billion rubles and $340.9 million under the credit facilities with Chelyabinsk Metallurgical Plant, Southern Kuzbass Coal Company and Bratsk Ferroalloy Plant to VTB Bank. The penalties in the total amount of approximately 182.2 million rubles and $6.0 million under the above credit facilities remained with Sberbank to be paid on April 10, 2022. The Bratsk Ferroalloy Plant’s credit facility was fully repaid in January 2020.

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

Restrictive Covenants

Almost all of our loan agreements contain a number of covenants and restrictions. Such covenants and restrictions include, but are not limited to, financial ratios, various limitations, as well as acceleration and cross-default provisions. Unless a breach is remedied or a waiver is obtained, a breach of such covenants and restrictions generally permits lenders to demand accelerated repayment of principal and interest under their respective loan agreements. In addition, in the event of a payment default or the violation of certain other covenants and restrictions, creditors under other loan agreements can demand accelerated repayment of principal and interest under such other loan agreements pursuant to the cross-default provisions in such other agreements. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Our creditors had accelerated and in the future may accelerate amounts due under our loan agreements due to our failure to comply with our payment and other obligations,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We may be unable to restructure all of our indebtedness or we may fail to comply with the terms of the restructured indebtedness” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We have a substantial amount of outstanding indebtedness with restrictive financial covenants and most shares and assets in our subsidiaries are pledged.”

The table below sets out restrictive financial covenants we were required to comply with under our most significant loan agreements with Russian state banks as of December 31, 2019.

Restrictive Covenant	Requirement	Actual as of December 31, 2019
Mechel’s Net Borrowings(1) to EBITDA ratio	Shall not exceed 6.0:1	8.85:1
Mechel’s Total Borrowings to EBITDA ratio	Shall not exceed 3.5:1	8.51:1
Mechel’s EBITDA(2) to Net Interest Expense ratio	Shall not be less than 2.0:1	1.36:1
Mechel’s EBITDA to Consolidated Financial Expense ratio	Shall not be less than 2.0:1	1.40:1
Mechel’s Cash flow from operating activities to EBITDA ratio	Shall not be less than 0.8:1	1.08:1
Mechel’s EBITDA to Revenues ratio	Shall not be less than 0.2:1	0.18:1

(1)

Net Borrowings and Total Borrowings are calculated according to the respective definitions set by the credit agreements. Generally, Total Borrowings includes outstanding loans, lease, bonds and other financial liability balances; Net Borrowings is equal to Total Borrowings less cash and cash equivalents.

(2)	EBITDA is calculated according to the respective definitions set by the credit agreements and may differ from the disclosed Consolidated Adjusted EBITDA.

As of December 31, 2019, we were not in compliance with major financial covenants contained in the group’s loan agreements with Russian state banks, except for the Cash flow from operating activities to EBITDA ratio which was not breached. As of the date hereof, we did not obtain the required waivers with respect to the breaches of the major financial covenants.

Our loan agreements with Russian state banks contain a number of non-financial covenants, including but not limited to restrictions on new debt, intra-group loans, new guarantees and/or security, maximum level of indebtedness in respect of various payment obligations, minimum level of net assets, maximum allowed level of legal claims, various information and certain other covenants. The covenants also include limitations on the amount of dividends on our common and preferred shares, and amounts that can be spent for capital expenditures, new investments and acquisitions.

As of December 31, 2019, we were in breach of a number of non-financial covenants under the group’s loan agreements with Russian state banks. Such covenant breaches include, among others, the breach of minimum level of the borrowers’ net assets, share pledge without the prior consent of the lenders and guarantees provision. We have requested the relevant lenders to waive certain breaches of the non-financial covenants.

As of December 31, 2019, we failed to pay scheduled principal and interest amounts and we were in breach of most financial and non-financial covenants under the group’s non-restructured loan agreements with ECA-lenders. In particular, financial covenants we were not in compliance with include the Net Borrowings to EBITDA ratio and the EBITDA to Net Interest Expense ratio, as well as the targeted amount of Adjusted Shareholder Equity. We have not remedied or obtained the necessary waivers with respect to the failure to pay amounts due and the breaches of the financial and non-financial covenants under the respective loan agreements.

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

The failure to pay amounts due, the non-compliance with financial and non-financial covenants and the triggering of the cross-default provisions resulted in the reclassification of our group’s long-term debt into short-term liabilities in the amount of RUB 220,046 million as of December 31, 2019.

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

To forecast key product prices, exchange rates dynamics and inflation rates we use a wide variety of sources including the following institutions: Ministry of Economic Development of the Russian Federation, leading investment banks, CRU, Metal Expert, MMI, Oxford Economics, Consensus Economics, etc. along with our own estimates.

As of December 31, 2019, we projected the following financial covenant ratios for the forthcoming six-month and 12-month periods, which we are required to comply with under our most significant loan agreements:

Restrictive Covenant	Requirement	Projection as of June 30, 2020	Projection as of December 31, 2020
Mechel’s Net Borrowings to EBITDA ratio	Shall not exceed 5.0:1	6.87:1	5.23:1
Mechel’s Total Borrowings to EBITDA ratio	Shall not exceed 3.0:1	6.87:1	5.23:1
Mechel’s EBITDA to Net Interest Expense ratio	Shall not be less than 2.25:1	1.71:1	2.07:1
Mechel’s EBITDA to Consolidated Financial Expense ratio	Shall not be less than 2.5:1	1.71:1	2.07:1
Mechel’s Cash flow from operating activities to EBITDA ratio	Shall not be less than 0.8:1	0.97:1	0.66:1
Mechel’s EBITDA to Revenues ratio	Shall not be less than 0.2:1	0.16:1	0.17:1

The significant assumptions underlying our debt covenant determination are projected product prices, sales volumes, cost dynamics, inflation rates and discount rates. Some of these assumptions may deviate from our historical results primarily due to the market upturns in recent years. All these material assumptions are based on our projections and are subject to risk and uncertainty. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Our creditors had accelerated and in the future may accelerate amounts due under our loan agreements due to our failure to comply with our payment and other obligations.”

Description of Certain Indebtedness

See “Item 10. Additional Information — Material Contracts” for a summary description of material contracts related to our indebtedness. In addition, we have described below certain additional contracts related to our indebtedness. For more information, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Restrictive Covenants,” “Item 13. Defaults, Dividend Arrearages and Delinquencies” and note 10.1 to the consolidated financial statements.

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

Covenants and other matters

For the relevant period ending on December 31, 2019, we were not in compliance with financial and certain non-financial covenants.

Under the credit facility agreement, Mechel group’s ratio of Total Borrowings to EBITDA shall not exceed 3.0:1 in 2020. Mechel group’s ratio of EBITDA to Consolidated Financial Expense shall not be less than 2.5:1 in 2020. During the period from 2017 to 2020, we also have to comply with the ratios of Cash flow from operating activities to EBITDA and EBITDA to Revenues at the levels of 80% and 20%, respectively.

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

If the CBR key rate plus 1.5% per year is less than payable interest rate, we apply the CBR key rate plus 1.5% per year for interest repayment.

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

Security

The borrowers’ obligations are secured by a pledge of 50%-2 shares of Yakutugol, 50%+2 shares of Southern Kuzbass Coal Company, 25%+1 share of Korshunov Mining Plant, 25%+1 share of Urals Stampings Plant and 46.66%-1 share of Chelyabinsk Metallurgical Plant.

Covenants and other matters

For the relevant period ending on December 31, 2019, we were not in compliance with financial and certain non-financial covenants.

Under the credit facility agreements, Mechel group’s ratio of Net Borrowings to EBITDA shall not exceed 5.00:1 until December 31, 2020 and thereafter. Mechel group’s ratio of EBITDA to Net Interest Expense shall not be less than 2.25:1 until December 31, 2020 and thereafter. Financial covenants are tested semi-annually.

The credit facility agreements contain certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults relating to other debt, as well as limitations on payment of dividends, acquisitions and disposals and non-core transactions.

The credit facility agreements are governed by Russian law.

Credit Facility Agreement for Chelyabinsk Metallurgical Plant from VTB Bank (previously Sberbank)

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

In December 2016, part of the principal was restructured to be paid according to the agreed schedule (final repayment month is October 2017). In 2016-2017, we repaid 4.5 billion rubles reducing the loan principal amount to 10.5 billion rubles. In October 2017, Chelyabinsk Metallurgical Plant entered into an amendment to the credit facility agreement under which we are required to repay 123.6 million rubles in May 2018 and 4.4 billion rubles starting from January 10, 2020. In May 2018, we repaid the required amount. In January 2020, we repaid 370.6 million rubles. On February 7, 2020, we received consent from VTB Bank waiving the accelerated repayment of debt principal until March 31, 2020.

In November 2019, Sberbank assigned the credit facility, including related security, to VTB Bank. The terms and conditions of the facility agreement remained unchanged.

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

Security

Starting from March 2016, the credit facility shares one security package with other Sberbank (now VTB Bank) credit facilities: a pledge of 25%+1 share of Mechel Mining, a pledge of 25%+1 share of Beloretsk Metallurgical Plant, pledges of movable assets and mortgage over immovable assets of other Sberbank borrowers within Mechel group.

Covenants and other matters

For the relevant period ending on December 31, 2019, we were not in compliance with financial and certain non-financial covenants.

Under the credit facility agreement, Mechel group’s ratio of Total Borrowings to EBITDA shall not exceed 3.0:1 as of June 30, 2020 and thereafter. Mechel group’s ratio of EBITDA to Consolidated Financial Expense shall not fall below 2.5:1 as of June 30, 2020 and thereafter.

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

In January 2020, we repaid $3.5 million under the credit facility. On February 7, 2020, we received consent from VTB Bank waiving the accelerated repayment of debt principal until March 31, 2020.

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

Covenants and other matters

For the relevant period ending on December 31, 2019, we were not in compliance with financial and certain non-financial covenants.

Under the credit facility agreement, Mechel group’s ratio of Total Borrowings to EBITDA shall not exceed 3.0:1 as of June 30, 2020 and thereafter. Mechel group’s ratio of EBITDA to Consolidated Financial Expense shall not fall below 2.5:1 as of June 30, 2020 and thereafter.

The credit facility agreement contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreement is governed by Russian law.

Credit Facility Agreement for Chelyabinsk Metallurgical Plant from VTB Bank (previously Sberbank)

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

In November 2019, Sberbank assigned the credit facility, including related security, to VTB Bank. The terms and conditions of the facility agreement remained unchanged.

In January 2020, we repaid 399.5 million rubles under the credit facility. On February 7, 2020, we received consent from VTB Bank waiving the accelerated repayment of debt principal until March 31, 2020.

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

Security

Starting from March 2016, the credit facility shares one security package with other Sberbank (now VTB Bank) credit facilities: a pledge of 25%+1 share of Mechel Mining, a pledge of 25%+1 share of Beloretsk Metallurgical Plant, pledges of movable assets and mortgage over immovable assets of other Sberbank borrowers within Mechel group.

Covenants and other matters

For the relevant period ending on December 31, 2019, we were not in compliance with financial and certain non-financial covenants.

Under the credit facility agreement, Mechel group’s ratio of Total Borrowings to EBITDA shall not exceed 3.0:1 as of June 30, 2020 and thereafter. Mechel group’s ratio of EBITDA to Consolidated Financial Expense shall not fall below 2.5:1 as of June 30, 2020 and thereafter.

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

If the CBR key rate plus 1.5% per year is less than payable interest rate, we apply the CBR key rate plus 1.5% per year for interest repayment.

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

Security

The borrower’s obligations are secured by a pledge of 50%-2 shares of Yakutugol, 50%+2 shares of Southern Kuzbass Coal Company, 25%+1 share of Korshunov Mining Plant, 25%+1 share of Urals Stampings Plant and 46.66%-1 share of Chelyabinsk Metallurgical Plant.

Covenants and other matters

For the relevant period ending on December 31, 2019, we were not in compliance with financial and certain non-financial covenants.

Under the credit facility agreement, Mechel group’s ratio of Net Borrowings to EBITDA shall not exceed 5.00:1 until December 31, 2020 and thereafter. Mechel group’s ratio of EBITDA to Net Interest Expense shall not be less than 2.25:1 until December 31, 2020 and thereafter. Financial covenants are tested semi-annually.

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

Russian bonds

On July 30, 2009, we placed series 04 non-convertible interest-bearing bonds in an aggregate principal amount of 5.0 billion rubles. The bonds were registered with the FFMS and admitted to trading and listed on MICEX (currently Moscow Exchange). The bonds were secured by a guarantee from Yakutugol until July 2016. The proceeds were used to fund the construction of the Elga coal complex. The bonds were due on July 21, 2016. The bonds bear a coupon to be paid quarterly. The annual interest rate for the first 12 coupons was set at 19%, for the 13-16 coupons was set at 11.25%, for the 17-22 coupons was set at 13%, for the 23-24 coupons was set at 8% and for the 25-28 coupons was set at 2%. We partially redeemed the bonds ahead of maturity on July 29, 2013 in the amount of 1.349 billion rubles, on January 27, 2014 in the amount of 1.276 billion rubles, on July 28, 2014 in the amount of 858 million rubles, on January 26, 2015 in the amount of 325 million rubles and on July 27, 2015 in the amount of 372.43 million rubles. In July 2016, we restructured the series 04 bonds. On June 20, 2016, we published public irrevocable offers through which the bondholders were proposed to amend current schedules of redemption of the bonds and to waive the right to demand early redemption of the bonds. On July 7, 2016, the majority of the series 04 bondholders approved the new terms at the general meeting of bondholders. On July 28, 2016, the CBR registered amendments to the equity documents, including a schedule of partial redemption of the par value. The maturity of the bonds is extended until July 15, 2021. The annual interest rate is set as follows: for the 29 coupon at 13%, for the 30 coupon at 12.5%, for the 31 coupon at 12.75%, for the 32 coupon at 12.625%, for the 33 coupon at 11.75%, for the 34 coupon at 11.5%, for the 35 coupon at 11.125%, for the 36 coupon at 10.875%, for the 37 coupon at 10.375%, for the 38 coupon at 10.5%, for the 39-40 coupons at 10.625%, for the 41 coupon at 10.00%, for the 42 coupon at 9.75%, for the 43 coupon at 9.375%, for the 44 coupon at (10%+(the CBR key rate +2.5%))/2 and for the 45-48 coupons at (9%+(the CBR key rate +2.5%))/2. On each of August 11, 2016 and October 20, 2016, we partially redeemed 3.5% of the par value. On each of January 19, 2017 and April 20, 2017, we partially redeemed 4% of the par value. On each of July 20, 2017, October 19, 2017, January 18, 2018, April 19, 2018, July 19, 2018, October 18, 2018, January 17, 2019, April 18, 2019, July 18, 2019, October 17, 2019 and January 16, 2020, we partially redeemed 5% of the par value. We intend to gradually redeem 5% of the par value of the series 04 bonds on each of April 16, 2020, July 16, 2020, October 15, 2020, January 14, 2021, April 15, 2021 and July 15, 2021.

On September 7, 2010, we placed series 13 and series 14 non-convertible interest-bearing bonds in an aggregate principal amount of 10.0 billion rubles. The bonds were registered with the FFMS and admitted to trading and listed on MICEX (currently Moscow Exchange). The proceeds were used to fund the working capital of our group, refinance the existing loan agreements, as well as to finance the construction of the Elga coal complex and other investment projects of our group. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 10 coupons was set at 10% per annum. In September 2015, we restructured the debt under series 13 and series 14 bonds. We were entitled to redeem the bonds on September 3, 2015, but failed to fulfill our obligations. On September 14, 2015, we published public irrevocable offers through which the bondholders were proposed to amend current schedules of redemption of the bonds and to waive the right to demand early redemption of the bonds. On September 17, 2015, the majority of the series 13 and 14 bondholders approved the new terms at the general meeting of bondholders. On October 21, 2015, the CBR registered amendments to the equity documents. The bonds are due on February 25, 2020. The annual interest rate is set as follows: for the 11-13 coupons at 15%, for the 14-15 coupons at 14%, for the 16-17 coupons at 12.25% and for the 18-19 coupons at 11.875%. In accordance with the new terms, we had to redeem the bonds amounting up to 500,000 bonds of each series on September 28, 2015 and amounting up to 250,000 bonds of each series on March 1, 2016 and August 30, 2016. On each of February 28, 2017, August 29, 2017 and February 27, 2018, we partially redeemed 10% of the par value. On each of August 28, 2018 and February 26, 2019, we partially redeemed 15% of the par value. On August 27, 2019, we partially redeemed 20% of the par value. We redeemed the rest of 20% of the par value of both series of the bonds on February 25, 2020. On September 28, 2015, we partially redeemed the bonds of both series in the total amount of 999.34 million rubles which equaled to 999,341 bonds. On March 1, 2016, we partially redeemed the bonds of both series in the total amount of 485.1 million rubles which equaled to 485,089 bonds. On August 30, 2016, we partially redeemed the bonds of both series in the total amount of 499.65 million rubles which equaled to 499,654 bonds.

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

On June 9, 2011, we placed series 17 and series 18 non-convertible interest-bearing bonds in an aggregate principal amount of 10.0 billion rubles. The bonds were registered with the FFMS and admitted to trading and listed on MICEX (currently Moscow Exchange). The proceeds were used to refinance our short-term debt. The bonds are due on May 27, 2021. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 10 coupons was set at 8.40% per annum. In June 2016, we restructured the debt under series 17 and series 18 bonds. On May 11, 2016, we published public irrevocable offers through which the bondholders were proposed to amend current schedules of redemption of the bonds and to waive the right to demand early redemption of the bonds. On May 25, 2016, the majority of the series 17 and 18 bondholders approved the new terms at the general meeting of bondholders. On June 28, 2016, the CBR registered amendments to the equity documents, including a schedule of partial redemption of the par value. The annual interest rate is set as follows: for the 11 coupon at 13.5%, for the 12 coupon at 13%, for the 13-14 coupons at 12.125%, for the 15-16 coupons at 10.625%, for the 17-18 coupons at 10.375% and for the 19-20 coupons at (9.5%+(the CBR key rate +2.5%))/2. We partially redeemed 3.5% of the par value on each of July 12, 2016 and September 1, 2016 and 4% of the par value on each of December 1, 2016 and March 2, 2017. On each of June 1, 2017, August 31, 2017, November 30, 2017, March 1, 2018, May 31, 2018, August 30, 2018, November 29, 2018, February 28, 2019, May 30, 2019, August 29, 2019, November 28, 2019 and February 27, 2020, we partially redeemed 5% of the par value. We intend to gradually redeem 5% of the par value of both series of the bonds on each of May 28, 2020, August 27, 2020, November 26, 2020, February 25, 2021 and May 27, 2021.

On June 14, 2011, we placed series 19 non-convertible interest-bearing bonds in an aggregate principal amount of 5.0 billion rubles. The bonds were registered with the FFMS and admitted to trading and listed on MICEX (currently Moscow Exchange). The proceeds were used to refinance our short-term debt. The bonds are due on June 1, 2021. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 10 coupons was set at 8.40% per annum. In July 2016, we restructured the bonds series 19. On May 11, 2016, we published public irrevocable offers through which the bondholders were proposed to amend current schedules of redemption of the bonds and to waive the right to demand early redemption of the bonds. On May 25, 2016, the majority of the series 19 bondholders approved the new terms at the general meeting of bondholders. On July 21, 2016, the CBR registered amendments to the equity documents, including a schedule of partial redemption of the par value. The annual interest rate is set as follows: for the 11 coupon at 13.5%, for the 12 coupon at 13%, for the 13-14 coupons at 12.125%, for the 15-16 coupons at 10.625%, for the 17-18 coupons at 10.375% and for the 19-20 coupons at (9.5%+(the CBR key rate +2.5%))/2. We partially redeemed 3.5% of the par value on each of August 4, 2016 and September 6, 2016 and 4% of the par value on each of December 6, 2016 and March 7, 2017. On each of June 6, 2017, September 5, 2017, December 5, 2017, March 6, 2018, June 5, 2018, September 4, 2018, December 4, 2018, March 5, 2019, June 4, 2019, September 3, 2019, December 3, 2019 and March 3, 2020, we partially redeemed 5% of the par value. We intend to gradually redeem 5% of the par value of the series 19 bonds on each of June 2, 2020, September 1, 2020, December 1, 2020, March 2, 2021 and June 1, 2021.

In March 2017, Moscow Exchange registered our 30-year exchange-traded bonds program. During the term of this program, we are able to place exchange-traded bonds for a total amount of up to 100.0 billion rubles. However, our ability to implement the program in the future is limited by restrictions under the existing loan agreements and market conditions.

Contractual Obligations and Commercial Commitments

The following table sets forth the amount of our contractual obligations and commercial commitments as of December 31, 2019.

		Payments Due by Period
Contractual Obligations and Commercial Commitments	Total	Less Than 1 Year	2-3 Years	4-5 Years	More Than 5 Years
	(In millions of Russian rubles)
Short-Term Borrowings and Current Portion of Long-Term Debt	370,206	370,206	—	—	—
Long-Term Debt Obligations, Net of Current Portion	7,205	—	7,121	63	21
Interest Payable(1)	9,014	9,014	—	—	—
Fines and Penalties on Credit Facilities(2)	2,097	2,097	—	—	—
Contractual commitments to land leases related to exploration and use of mineral deposit	51,501	1,641	3,276	3,268	43,316
Purchase Obligations(3)	3,166	3,164	2	—	—
Rehabilitation Provision(4)	5,402	164	598	547	4,093
Pension Obligations(5)	5,548	615	1,014	963	2,956
Short-Term Lease Liabilities	12,794	12,794	—	—	—
Long-Term Lease Liabilities	17,510	—	4,352	1,078	12,080
Fines and Penalties on Lease Contracts(6)	41	41	—	—	—
Contractual commitments to acquire plant, property and equipment(7)	10,506	3,424	3,421	3,661	—
Contractual commitments to acquire raw materials and for delivery of goods and services(8)	56,098	51,841	2,940	932	385
Estimated interest expense(9)	98,921	24,213	39,820	34,888	—
Estimated average interest rate(9)	8.1%	7.8%	8.4%	7.8%	—

Total Contractual Obligations and Commercial Commitments	650,009	479,214	62,544	45,400	62,851

(1)

Interest payable is included in the amount of RUB 9,014 million in the current period amount. In the year ended December 31, 2019, our loan interest expense was RUB 31,750 million and we paid out RUB 29,913 million of loan interest. As of December 31, 2019, interest payable in the amount of RUB 919 million was included in the loan principal amount with grace period until April 2020 and final maturity until April 2022 according to debt restructuring agreements.

(2)

In the year ended December 31, 2019, we recognized RUB 733 million penalties on credit facilities. During the period, RUB nil was paid in cash and the finance income in the amount of RUB 25 million was recognized due to the effect of loans restructuring.

(3)	Accounts payable for capital expenditures.
(4)	See note 22 to the consolidated financial statements.
(5)	Includes RUB 4,933 million pension obligations due in more than one year.
(6)

In the year ended December 31, 2019, we recognized RUB 49 million penalties on lease contracts. During the period, the amount of RUB 39 million was paid in cash and the amount of RUB 337 million was waived.

(7)	Obligation to be paid within one year in accordance with the contractual terms. See note 15 to the consolidated financial statements.
(8)	Includes RUB 62 million commitments related to short-term leases. See note 10.6 to the consolidated financial statements.
(9)

Interest expense is estimated for a five-year period based on (1) estimated cash flows, (2) forecasted LIBOR, EURIBOR, the CBR key rate where applicable, (3) actual long-term contract interest rates and fixed rates in accordance with the contractual obligations, (4) potential revolving credit facilities.

As of December 31, 2019, we guaranteed the fulfillment of obligations to third parties for a total amount of RUB nil.

The total future lease payments under the lease contracts that have not yet commenced as of December 31, 2019 is equal to RUB 156 million. See note 10.6 to the consolidated financial statements.

Inflation

Inflation in the Russian Federation was 3.0% in 2019, 4.3% in 2018 and 2.5% in 2017. Inflation has generally not had a material impact on our results of operations during the period under review in this section. However, there can be no assurance that inflation will not materially adversely impact our results of operations in the future in case inflation accelerates. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Inflation could increase our costs and decrease operating margins.”

Critical Accounting Policies and Estimates

Basis of preparation of the consolidated financial statements

See note 2 to our consolidated financial statements in “Item 18. Financial Statements.”

Summary of significant accounting policies and standards issued but not effective

See note 3 to our consolidated financial statements in “Item 18. Financial Statements.”

Trend Information

Demand

Mining. The demand for coking coal is dependent on the steel industry, which is directly tied to global economic cycles. In 2017, total global metallurgical coal imports increased by 3.2% compared to the previous year, which was driven by China and India, according to CRU. In 2018, increased demand for seaborne metallurgical coal in India, Ukraine and Vietnam led to higher global metallurgical coal imports by 3.4% compared to 2017, according to CRU. In 2019, metallurgical coal imports growth in China and India was offset by lower imports in Europe, and total global metallurgical coal imports increased by 0.2% compared to 2018, according to CRU.

The steam coal market is driven by non-steel related factors, such as growth in electricity consumption, balance between supply and demand and seasonality. In 2017, total global seaborne steam coal imports rose by 3.8% due to increased imports in China, South Korea and India, according to CRU. In 2018, total global seaborne steam coal imports increased by 4.8% compared to 2017 due to consumption-driven growth in China and India, according to CRU. In 2019, total global seaborne steam coal imports growth rate slowed down to 2.1% and the main increase came from India and China, according to CRU estimates.

In 2017, global iron ore trade increased by 1.2% due to higher imports of iron ore in China in 2017, which was supported by robust steel production, according to the Department of Industry, Innovation and Science of Australian Government. In 2018, global iron ore trade declined marginally by 0.5%, according to the Department of Industry, Innovation and Science of Australian Government. In 2019, global iron ore trade is estimated to have declined by 2.2% due to global supply shortage which followed the fallout from the Vale tailings dam collapse, according to the Department of Industry, Innovation and Science of Australian Government.

Steel. Russia is our largest market for steel products. In 2017, Russian rolled steel consumption increased by 6.9% and amounted to 43.8 million tonnes, according to Metal Expert. In 2018, it increased by 1.3% and amounted to 44.4 million tonnes, according to Metal Expert. In 2019, Russian rolled steel consumption increased by 5.9% and amounted to 47.0 million tonnes, according to Metal Expert.

In 2017, exports of steel products decreased by 2.3% and amounted to 27.8 million tonnes as a result of a decline in manufacturing of steel products, according to Metal Expert. In 2018, the volume of steel products exports from Russia grew by 3.6% and amounted to 28.8 million tonnes, according to Metal Expert. The increase related primarily to semi-finished products and was due to favorable conditions on the international market in the first half of the year. In 2019, exports of steel products decreased by 10.8% and amounted to 25.7 million tonnes, according to Metal Expert. Such decline was attributable to slowing of the world economy growth combined with increased usage of trade barriers, particularly in the United States and Europe.

In 2017, imports of steel increased significantly by 49.6% compared to the previous year and amounted to 5.6 million tonnes mostly as a result of the growth in supplies of flat products from Kazakhstan, according to Metal Expert. In 2018, imports of steel slightly increased by 0.7% and amounted to 5.7 million tonnes, according to Metal Expert. In 2019, imports of steel decreased by 1.0% and amounted to 5.6 million tonnes, according to Metal Expert.

Power. In 2019, the electricity output of our generating facilities increased by 4.5% as compared to 2018. Heat energy generated for sale decreased by 6.1%. Power demand in Russia depends on its consumption by the industrial sector. In Russia, the steel and mining industries are major consumers of power and the level of production of steel and mining companies impact demand for power.

Sales

Mining. In 2020, we expect sales volumes of our mining segment to increase as compared to 2019 due to the increase in production volumes at Southern Kuzbass Coal Company and Yakutugol. We believe that our policy of concluding long-term contracts for coal sales will strengthen our relationships with our customers and will give us long-term presence in both the domestic and export markets.

Steel. Our steel segment sales volumes are expected to increase in 2020 due to the restoration of pig iron and steel production volumes following overhaul of the blast furnace, resulting in the growth of sales of the full range of metal products at Chelyabinsk Metallurgical Plant. In addition, we believe that our strategy aimed at increasing the efficiency of the existing distribution network in conjunction with direct sales from our plants to the largest customers will allow us to strengthen our leading position in the market, provide us with greater stability in steel sales and improve our cash flow.

Power. In 2020, we expect sales volumes of our power segment to increase as compared to 2019. We do not expect that consumption by small and mid-sized businesses and households, which are also customers of power and heat-supply companies, will change significantly. We plan to expand our sales channels to build a new customer base among small and mid-sized businesses, as well as public utilities. We also plan to optimize our production capacity through further integration of our intra-group assets. We hope that further integration of our power assets, as well as diversification of our customer portfolio will allow us to avoid a fall in power segment sales caused by a decrease in demand from large industrial companies that are shifting their business from power supply companies.

Inventory

Overall, our inventory decreased by RUB 3,650 million, or 8.4%, to RUB 39,773 million as of December 31, 2019 from RUB 43,423 million as of December 31, 2018, due to inventory stock optimization.

Costs

Mining. Within our mining segment, we expect our iron ore cash costs per tonne to increase in 2020 as a result of increasing prices of power, explosives, automotive tires and tubes for open pit equipment and land use fees, while coal cash costs per tonne should remain relatively stable in 2020 as a result of increasing operational efficiency and decreasing semi-fixed costs.

Steel. Excluding the effects of exchange rate fluctuations, our steel cash costs per tonne should remain relatively stable in 2020 as a result of achieving cost savings, as well as efficiency and output gains arising as a result of our targeted capital investment program. Specifically, as we continue to introduce operational and technical changes at our plants allowing us to better integrate their products, we expect to be better able to control our costs.

Power. We expect that in 2020 the cost of the production of electricity and heat energy will increase due to an increase in the prices of key raw materials, particularly natural gas, as well as some ancillary materials. We intend to maintain strict control over costs, which should enable us to cut expenditures by reducing fixed production costs, optimizing administrative expenses and increasing productivity to satisfy increased market demand in some regions.

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

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

Board of Directors

All of our current directors were elected on June 28, 2019, and their terms expire on the date of our next annual general shareholders’ meeting, which will take place not later than June 30, 2020. The business and mailing address for all our directors and executive officers is Krasnoarmeyskaya Street 1, Moscow 125167, Russian Federation.

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

Igor V. Zyuzin has been Chairman of our Board of Directors since July 2010. He was our Chief Executive Officer from December 2006 to June 2010 and Chairman of our Management Board from September 2007 to June 2010. He served as Chairman of our Board of Directors from March 2003, when Mechel was founded, to December 2006 and has been a member of our Board of Directors since that time. Mr. Zyuzin has been a member of the Board of Directors of Mechel Mining since April 2008 and Chairman of the Board of Directors of Mechel Mining since July 2018. He held the position of Chief Executive Officer of Mechel Mining from July 2011 to July 2018. Mr. Zyuzin served as Chairman of the Board of Directors of Southern Kuzbass Coal Company from May 1999 to June 2017 and Chairman of the Board of Directors of Yakutugol from June 2013 to June 2017. He was a member of the Board of Directors of Chelyabinsk Metallurgical Plant from June 2001 to April 2017 and a member of the Board of Directors of Yakutugol from October 2007 to June 2017. From July 2011 to April 2014, he was Chairman of the Management Board of Mechel Mining. From April 2008 to June 2011, Mr. Zyuzin served as Chairman of the Board of Directors of Mechel Mining. Mr. Zyuzin has over 30 years of experience in the coal mining industry. Mr. Zyuzin has a degree in technology and complex mechanization of underground mining from the Tula Polytechnic Institute. Mr. Zyuzin also has a degree in mining engineering economics and a Ph.D. in technical sciences in the coal mining field. Mr. Zyuzin may be deemed to be the beneficial owner of approximately 28.07% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions.”

Alexander N. Shokhin has been Deputy Chairman of our Board of Directors since June 2016. He has been President of the Russian Union of Industrialists and Entrepreneurs since 2005. From 2005 to 2009, he was a member of the Public Chamber of the Russian Federation. Since 1995, he has been President of the National Research University — Higher School of Economics (HSE), Head of the Department of the Theory and Practice of Business — Government Interaction. Mr. Shokhin has been a member of the Council of the Chamber of Commerce and Industry of the Russian Federation since 2016, a member of the Presidium of the Nonprofit Partnership National Corporate Governance Council since 2015 and a member of Supervisory Board of Agency for Strategic Initiatives since 2011. From 2016 to 2019, he was a member of Supervisory Board of Agency of Technological Development. He has been a member of the Board of Directors of Eurasia Drilling Company Limited since 2007, a member of the Board of Directors of TMK PAO since 2008 and a member of the Board of Directors of RSMB Corporation JSC since 2015. From 1994 to 2002, he was a Deputy of the State Duma, as well as he held the posts of First Deputy Chairman of the State Duma, leader of the Duma faction “Our Home is Russia” and chairman of the State Duma’s Credit Institutions and Financial Markets Committee. In 1991-1994 and in 1998, he was Deputy Chairman of the Government of the Russian Federation. In 1991-1994, he also held the positions of Minister of Labor, Minister of Economics, Chairman of the Russian Agency for International Cooperation and Development. Mr. Shokhin graduated from the Lomonosov Moscow State University. He is a D.Sc. in economics, professor.

Oleg V. Korzhov has been a member of our Board of Directors since June 2014. Mr. Korzhov has been our Chief Executive Officer and Chairman of our Management Board since January 2014. He has been a member of our Management Board since March 2009. He was our Senior Vice President for Economics and Management from February 2012 to December 2013, our Senior Vice President for Business Planning and Analysis from November 2011 to February 2012 and our Vice President for Business Planning and Analysis from April 2009 to October 2011. Mr. Korzhov has been a member of the Board of Directors of Mechel Mining since June 2011. He served as Chairman of the Board of Directors of Mechel Mining from June 2014 to July 2018. He was a member of the Board of Directors of Port Posiet from May 2008 to June 2014, Beloretsk Metallurgical Plant and Mecheltrans from 2010 to 2014, Southern Kuzbass Power Plant from 2009 to 2014, Kuzbass Power Sales Company from 2010 to 2014, Chelyabinsk Metallurgical Plant from 2009 to 2011 and from June 2014 to June 2015, as well as Vyartsilya Metal Products Plant from 2008 to 2010. From July 2008 to April 2009, he was Deputy Chief Executive Officer for Economics and Finance of Mechel-Steel Management. From September 2005 to January 2006, he served as Economic Planning Director of Mechel and from February 2006 to July 2008 he held the same position at Mechel-Steel Management. From 2003 to 2005, Mr. Korzhov was Director for Finance and Economics of EvrazHolding OOO. From 1998 to 2003, he was Deputy Director for Economic Analysis and Pricing and then Director for Economics of Nizhniy Tagil Iron and Steel Works OAO. Mr. Korzhov has a degree in economics and management in metallurgy from the Urals Polytechnic Institute and a degree in general management from the Academy of National Economy under the Government of the Russian Federation. Mr. Korzhov also has a Ph.D. in economics.

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

Tigran G. Khachaturov has been a member of our Board of Directors since March 2016. He has been Deputy Chairman of the Management Board of Gazprombank JSC since August 2019 and a member of the Management Board of Gazprombank JSC since September 2017. From September 2016 to August 2019, he served as Head for restructured assets management at Gazprombank JSC. He was a member of the Board of Directors of REP Holding JSC from June 2019 to January 2020. From February 2015 to October 2016, he was an Adviser to our Chief Executive Officer for Finance. From July to December 2014, he was an Adviser to Director of Atomenergoprom JSC. From June 2013 to July 2014, he served as First Executive Vice President, as well as Head of Moscow representative office of Uranium One Holding N.V. From August 2007 to May 2013, Mr. Khachaturov was First Deputy General Director and Acting General Director at Atomredmetzoloto OAO. From April 2002 to August 2007, he held various positions at Techsnabexport OJSC, including First Deputy General Director since July 2004. Mr. Khachaturov has a degree in finance and credit from the Plekhanov Russian Academy of Economics.

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

Yuriy N. Malyshev has been a member of our Board of Directors since June 2013. Mr. Malyshev is currently President of the State Geological Museum of V.I. Vernadsky. He has been President of the Academy of Mining Sciences of Russia since 1993. He has been a member of the Board of Directors of Acron PJSC since May 2015. He was a member of the Board of Directors of Rosgeologia JSC from June 2017 to September 2019. From 2010 to 2016, he served as Chairman of the Board of Directors of OShK Soyuzspetsstroy ZAO. From 1999 to 2013, he was President of the Nonprofit Partnership Russian Mining Operators, and now he is the Honorary President and a member of the Supreme Mining Council. Mr. Malyshev has over 50 years of experience in various executive positions in the coal mining industry. He is a member of the Russian Academy of Sciences and has a D.Sc. in technical sciences. He has the honorary title of Honored Worker of Science and Technology of the Russian

Federation. He is the recipient of several prizes and awards, including the order “For Merit to the Motherland” of the third grade, the Order of Honour and all three grades of the “Miner’s Glory” order. Mr. Malyshev has a degree in mining from the Kemerovo Mining Institute.

Georgy G. Petrov has been a member of our Board of Directors since June 2017. He currently holds the position of an Adviser on international issues to the President of the Chamber of Commerce and Industry of the Russian Federation. From 2002 to 2016, he was Vice President of the Chamber of Commerce and Industry of the Russian Federation. From 1998 to 2002, Mr. Petrov served as Director of the Department of Economic Cooperation in the Ministry of Foreign Affairs of the Russian Federation, Ambassador-at-large. From 1971 to 1998, he held various positions in the Ministry of Foreign Trade of the USSR and Ministry of Foreign Economic Relations and Trade of the Russian Federation. Mr. Petrov has a degree in international currency and credit relations from the Moscow State Institute of International Relations.

Executive Officers

Name	Year of Birth	Position
Oleg V. Korzhov	1970	Chief Executive Officer, Director, Chairman of Management Board
Victor A. Trigubko	1956	Senior Vice President — Government Relations, Director, Member of Management Board
Valery A. Sheverdin	1963	Vice President for Corporate Security, Member of Management Board
Nelli R. Galeeva	1973	Chief Financial Officer, Member of Management Board
Pavel V. Shtark	1969	Deputy Chief Executive Officer for Prospective Development
Minas A. Darbinyan	1983	Deputy Chief Executive Officer for Financial Control, Member of Management Board
Irina N. Ipeeva	1963	Director of Legal Department, Member of Management Board
Natalya O. Trubkina	1964	Human Resources Director, Member of Management Board
Igor V. Khafizov	1967	Chief Executive Officer of Mechel Mining Management
Andrey A. Ponomarev	1977	Chief Executive Officer of Mechel-Steel Management
Denis N. Graf	1978	Chief Executive Officer of Mechel Energo
Alexey V. Lebedev	1974	Chief Executive Officer of Mecheltrans Management

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

Pavel V. Shtark has been our Deputy Chief Executive Officer for Prospective Development since July 2019. He was a member of our Management Board from August 2014 to May 2017. From July 2013 to July 2019, he served as Chief Executive Officer of Mechel Mining Management. He has been a member of the Board of Directors of Moscow Coke and Gas Plant since June 2013, a member of the Board of Directors of Elgaugol since August 2013, a member of the Board of Directors of Mechel Mining, Korshunov Mining Plant and Yakutugol since June 2014 and a member of the Board of Directors of Southern Kuzbass Coal Company since June 2017. He was a member of the Board of Directors of Southern Kuzbass Coal Company from June 2014 to March 2016. He was a member of the Management Board of Mechel Mining from July 2013 to April 2014. From October 2012 to July 2013, he held the position of Deputy General Director for Coke and Chemical Products Production — Managing Director of Moscow Coke and Gas Plant. From April 2008 to October 2012, Mr. Shtark served as Deputy Director, Director and Managing Director of Mechel Coke. From October 1996 to March 2008, he was Head of the Workshop, Chief Engineer of Coke and Chemical Products Production at Nizhniy Tagil Iron and Steel Works OAO. Mr. Shtark has a degree in equipment and technology of welding production and a degree in chemical technology of natural energy carriers and carbon materials, both from the Urals State Technical University.

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

Igor V. Khafizov has been Chief Executive Officer of Mechel Mining Management since July 2019. From January to July 2019, he was Deputy Chief Executive Officer of Mechel Mining Management. He has been a member of the Board of Directors of Yakutugol since February 2008 and a member of the Board of Directors of Elgaugol since August 2013. From July 2017 to December 2018, he held the position of Deputy Chief Executive Officer of Mechel Mining Management — Director of the Sakha Republic (Yakutia)’s Mining Assets Department. From January 2006 to July 2017, Mr. Khafizov served as Managing Director of Yakutugol, Chief Executive Officer of Mechel Mining Management, Mechel Mining, Chief Executive Officer and Managing Director of Southern Kuzbass Coal Company. From November 1992 to January 2006, he held various positions at Korshunov Mining Plant, including Chief Executive Officer since November 2003. Mr. Khafizov has a degree in technology and complex mechanization of open pit mining from the Urals Mining Institute.

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

Denis N. Graf has been Chief Executive Officer of Mechel Energo since April 2019. He has been a member of the Board of Directors of Southern Kuzbass Power Plant since June 2019. From July 2000 to April 2019, Mr. Graf worked at Chelyabinsk Metallurgical Plant, where he held positions from an engineer to the head of the central electrotechnical laboratory. Mr. Graf has a degree in electric drive and automatics of industrial installations from the Southern Urals State University and a degree in finance and credit from the Southern Urals Management and Economics Institute.

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

Compensation

Our directors and executive officers were paid an aggregate of approximately RUB 618.0 million for services in all capacities provided to us during 2019. Our directors and executive officers are also provided with voluntary medical insurance and the use of wireless services.

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

Employees

As of December 31, 2019, 2018 and 2017, we employed 56,182, 59,382 and 59,971 people as follows:

		2019		2018		2017
Segment	Primary Location	Total Employees	% Unionized	Total Employees	% Unionized	Total Employees	% Unionized
Mining	Russia, Switzerland, Singapore	19,845	61%	21,175	65%	21,930	65%
Steel	Russia, Europe, CIS	32,222	56%	33,167	53%	32,974	55%
Power	Russia	3,535	36%	4,096	35%	4,203	36%
Other	Various	580	9%	944	6%	864	7%

Total		56,182	56%	59,382	55%	59,971	57%

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

•	Employees of Yakutugol, Neryungri Car Fleet and Mechel-Remservice are members of the Russian Independent Trade Union of Coal Industry Workers.

•	Employees of Mechel Energo are members of the Ore Mining and Smelting Trade Union of Russia.

•	Employees of Port Posiet are members of the Russian Stevedores’ Trade Union.

•	Employees of Mecheltrans’ separate business unit in the city of Myski are members of the Russian Independent Trade Union of Coal Industry Workers.

•	Employees of Southern Kuzbass Power Plant are members of the All-Russian Power Industry Trade Union and of the Russian Independent Trade Union of Coal Industry Workers.

•	Employees of Kuzbass Power Sales Company are members of the All-Russian Power Industry Trade Union.

•	Employees of Mechel Nemunas are members of the Trade Union Nemunas.

We consider our relationships with our employees to be good.

Item 7. Major Shareholders and Related Party Transactions

The following table sets forth information regarding our major shareholders, which means shareholders that are the beneficial owners of 5% or more of our common shares, as of March 19, 2020, based on the information available to us:

Name of Beneficial Owner	Number of Common Shares	% of Common Shares
Igor V. Zyuzin(1)	116,857,064	28.07%
Irina V. Zyuzina(2)	79,907,904	19.20%
Ksenia I. Zyuzina(3)	112,276,020	26.97%
Kirill I. Zyuzin(4)	78,454,119	18.85%
Other(5)(6)	186,761,625	44.87%

(1)

Mr. Zyuzin is the Chairman of our Board of Directors. See “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.” Mr. Zyuzin may be deemed to be the beneficial owner of approximately 28.07% of our common shares through (i) his record ownership of 26.47% of our common shares; (ii) his ownership of 93.56% of the outstanding equity interests in JSC IC BASK (“BASK”), which is the record owner of 1.00% of our common shares; (iii) his indirect ownership of 4.68% of the outstanding equity interests in OOO BASK-MED (“BASK-MED”), which is the record owner of 0.01% of our common shares; (iv) his indirect ownership of 4.68% of the outstanding equity interests in OOO BASK-MED Region (“BASK-MED Region”), which is the record owner of 0.01% of our common shares; and (v) his direct and indirect ownership of 9.53% of the outstanding equity interests in JSC Coalmetbank (“Coalmetbank”), which is the record owner of 0.15% of our common shares. Further information regarding the shareholdings of Mr. Zyuzin is available in the Schedule 13D and amendments thereto filed by him with the SEC.

(2)

Mrs. Irina Zyuzina may be deemed to be the beneficial owner of approximately 19.20% of our common shares through (i) her record ownership of 0.34% of our common shares; (ii) her ownership of 34% of the outstanding equity interests in MetHol OOO (“MetHol”), which is the record owner of 18.70% of our common shares; (iii) her ownership of 95% of the outstanding equity interests in BASK-MED, which is the record owner of 0.01% of our common shares; (iv) her ownership of 95% of the outstanding equity interests in BASK-MED Region, which is the record owner of 0.01% of our common shares; and (v) her indirect ownership of 30.40% of the outstanding equity interests in Coalmetbank, which is the record owner of 0.15% of our common shares. Further information regarding the shareholdings of Mrs. Irina Zyuzina is available in the Schedule 13D and amendments thereto filed by her with the SEC.

(3)

Ms. Ksenia Zyuzina may be deemed to be the beneficial owner of approximately 26.97% of our common shares through (i) her record ownership of 0.0001% of our common shares; (ii) her ownership of 33% of the outstanding equity interests in MetHol, which is the record owner of 18.70% of our common shares; (iii) her ownership of 100% of the outstanding equity interests in Bonoro Limited (“Bonoro”), which is the record owner of 4.93% of our common shares; (iv) her ownership of 100% of the outstanding equity interests in Swan Agency Limited (“Swan”), which is the record owner of 0.58% of our common shares; (v) her ownership of 100% of the outstanding equity interests in Roderika Limited (“Roderika”), which is the record owner of 1.52% of our common shares; (vi) her ownership of 100% of the outstanding equity interests in Met Shipping Pte. Ltd. (“Met Shipping”), which is the record owner of 0.14% of our common shares; and (vii) her indirect ownership of 29.51% of the outstanding equity interests in Coalmetbank, which is the record owner of 0.15% of our common shares. Further information regarding the shareholdings of Ms. Ksenia Zyuzina is available in the Schedule 13D and amendments thereto filed by her with the SEC.
(4)

Mr. Kirill Zyuzin may be deemed to be the beneficial owner of approximately 18.85% of our common shares through (i) his record ownership of 0.0003% of our common shares; (ii) his ownership of 33% of the outstanding equity interests in MetHol, which is the record owner of 18.70% of our common shares; and (iii) his indirect ownership of 29.51% of the outstanding equity interests in Coalmetbank, which is the record owner of 0.15% of our common shares. Further information regarding the shareholdings of Mr. Kirill Zyuzin is available in the Schedule 13D and amendments thereto filed by him with the SEC.

(5)	According to Deutsche Bank Trust Company Americas, as of December 31, 2019, 28,209,212 common ADSs and 20,533,509 GDSs were outstanding, representing 23.42% of our total issued common shares.
(6)	We believe our directors and executive officers as a group, other than Mr. Zyuzin and his family members, beneficially own less than 1% of our shares.

None of our common shareholders have voting rights which differ from any other holders of our common shares. Based on our share register, we believe we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements the operation of which may result in a change of control.

Related Party Transactions

See note 8 to our consolidated financial statements in “Item 18. Financial Statements.”

In December 2019, Skyblock Limited, an affiliated company, acquired 1,018,996 common shares (state registration number of issue 1-01-55005-E in Mechel PAO) in the course of trading sessions on the Moscow Exchange; the average market price paid per one common share amounted to RUB 61.88. The amount of acquired common shares represents approximately 0.24% of our voting shares.

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

Environmental and safety

Pursuant to a claim of the Novokuznetsk Environmental Prosecutor’s Office against Southern Kuzbass Power Plant concerning the emission of pollutants into the atmosphere above the maximum permissible level, the court ruled in September 2008 that we must limit the emission of pollutants into the atmosphere to comply with the maximum permissible level. We have complied with the ruling effective as of November 2009. The court also mandated us to reconstruct the de-dusting system. Since then, we have applied several times for stay of execution, the last time being in May 2019, and the court allowed us to stay execution of this mandate until June 1, 2021. We are continuing with the reconstruction and replacement of the dust and gas scrubber equipment. During 2013-2019, we completed the reconstruction of seven of the boilers and have commenced the reconstruction of another boiler.

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

In October 2018, the Bratsk Environmental Prosecutor filed a lawsuit against Bratsk Ferroalloy Plant with the Bratsk City Court of Irkutsk region seeking to declare the reclamation of the sludge reservoir illegal and ban it. On February 27, 2019, the Bratsk City Court of Irkutsk region ordered Bratsk Ferroalloy Plant to raise the hazard class of the sludge reservoir by December 1, 2019 in accordance with the specified claims of the Bratsk Environmental Prosecutor. We failed to perform the order, and following the inspection of Rostekhnadzor the remedial period was extended until April 10, 2020.

In February 2020, the Chelyabinsk Environmental Prosecutor filed two lawsuits against Chelyabinsk Metallurgical Plant with the Chelyabinsk Metallurgical District Court seeking to declare illegal actions of discharging insufficiently treated waste water into the river Miass and to compensate for environmental damages in a total amount of 192.6 million rubles. The court hearings are scheduled for March 2020 and will continue onwards.

Commercial litigation

In November 2014, Minmetals initiated proceedings at the Arbitration Institute of the Stockholm Chamber of Commerce against Chelyabinsk Metallurgical Plant to recover alleged amounts due under the construction contract, whereas Chelyabinsk Metallurgical Plant filed its own counter-claims, which include a penalty for delay and recovery of damages for failing to perform works and rectifying works of poor quality. In 2015-2017, both parties submitted a number of procedural statements to the arbitral tribunal and presented arguments during arbitral hearing for the adjustment of claims, so that the final claims of Minmetals amounted to approximately $143.0 million (plus applicable interest) and those by Chelyabinsk Metallurgical Plant to approximately $57.5 million and €4.1 million (plus applicable interest). During the arbitral proceedings, three arbitrators resigned from their duty and in November 2016 new arbitral tribunal was formed. The final arbitral award was issued on November 9, 2017, awarding Minmetals (in accordance with a set off against the satisfied claims of Chelyabinsk Metallurgical Plant) approximately $16.7 million (plus applicable interest). Chelyabinsk Metallurgical Plant did not agree with the award and filed a petition with the Svea Court of Appeal (state court in Sweden) asking to set aside this award in full. In February 2018, the Svea Court of Appeal accepted the petition for consideration. The court hearing has not yet been scheduled. In August 2018, Minmetals applied with the Arbitrazh Court of Chelyabinsk region for recognition and enforcement on the territory of the Russian Federation of the award of the Arbitration Institute of the Stockholm Chamber of Commerce. The Arbitrazh Court of Chelyabinsk region suspended the consideration of the Minmetals petition until the termination of the proceedings in the Svea Court of Appeal. In December 2018, a higher court upheld the decision of the Arbitrazh Court of Chelyabinsk region.

From September 2017 to December 2019, IDGC of Urals JSC filed 17 claims against Mechel Energo with the Arbitrazh Court of Chelyabinsk region seeking recovery of debt for electricity transmission services for the period from July 2017 to November 2019 in an aggregate amount of approximately 1.4 billion rubles and penalty for delay in payment totaling approximately 110.1 million rubles. Currently, the proceedings under 14 cases are suspended until the first case is considered by the court. The court hearings under two cases are scheduled for March 18 and April 27, 2020. In November 2019, the Arbitrazh Court of Chelyabinsk region sustained the plaintiff’s claims in part of 3.1 million rubles of principal and 0.6 million rubles of penalty under the first case. IDGC of Urals JSC appealed the decision. The court hearing is scheduled for March 19, 2020.

On January 14, 2019, Mechel Trading received a notice dated January 8, 2019 from the Cantonal Court of Zug about an acceptance of court recovery claim of Moorgate Industries UK Limited dated January 3, 2019 regarding the debt of $77.0 million. In April 2019, Mechel Trading filed a limited statement of defense with the Cantonal Court of Zug in which it invoked an arbitration clause and requested that the proceedings be limited to the question of jurisdiction for the time being, which request was granted by the court on May 6, 2019. In September 2019, the court ordered that an expert report of a neutral expert regarding the jurisdiction issue shall be obtained by March 31, 2020. The parties will have the opportunity to comment on the expert report before the Cantonal Court of Zug renders its decision on the question of jurisdiction.

On December 6, 2019, Titan AO filed a claim against Mecheltrans with the Moscow Arbitrazh Court seeking recovery of debt under property sublease agreement in the amount of 616.6 million rubles and penalty in the amount of 29.5 million rubles. On March 12, 2020, the plaintiff increased the amount of claims to 1.3 billion rubles of principal and 130.3 million rubles of penalty. The court hearing is scheduled for March 26, 2020.

Debt litigation

In 2015 and 2016, Caterpillar Financial OOO filed several lawsuits with the Moscow Arbitrazh Court against our subsidiaries and Mechel (as the guarantor under a number of lease agreements) seeking termination of lease agreements, withdrawal of leasing assets and recovery of debt in an aggregate amount of approximately $5.2 million and €313.9 thousand. All litigations with Caterpillar Financial OOO were discontinued by signing of settlement agreements which were approved by the court during 2017 and 2019.

Rostov Electrometallurgical Plant OOO and Lomprom Rostov OOO within the bankruptcy cases of Zlatoust Metallurgical Plant OAO and Guryevsk Metallurgical Plant OAO (hereinafter referred to as the “debtors”) reviewed in the Arbitrazh Court of Chelyabinsk region and the Arbitrazh Court of Kemerovo region, respectively, requested to hold Mechel secondarily liable for obligations of the debtors. The claimants state that Mechel was the controlling entity in relation to the debtors and pursuant to the Bankruptcy Law should be liable in the amount equal to the aggregate amount of creditor claims that remained unsettled due to insufficiency of the debtors’ property. The amount of claims is not currently defined. On August 31, 2018, the Arbitrazh Court of Kemerovo region dismissed claims to impose secondary liability on Mechel under the first case. The higher courts upheld the decision of the Arbitrazh Court of Kemerovo region. The dispute regarding the imposition of secondary liability on Mechel is closed. The proceedings under the second case are suspended.

In May 2017, Paslentia Investments Ltd. (“Paslentia”), a minority shareholder of Korshunov Mining Plant, filed two claims with the Arbitrazh Court of Irkutsk region seeking invalidation of suretyship agreements entered into between Korshunov Mining Plant and each of Gazprombank and VTB Bank. Under the suretyship agreements with Gazprombank, the Arbitrazh Court of Irkutsk region and a higher court dismissed the claim in full. Under the suretyship agreements with VTB Bank, the court hearing is scheduled for May 6, 2020.

Dividend Distribution Policy

We determine the amount of dividends payable on our common shares based on cash needs of our business, which will be influenced by the market situation, results of our operations, the level and availability of debt and debt servicing requirements and the requirements of our capital investment program.

We determine the amount of dividends payable on our preferred shares based on the provisions of our charter and dividend policy approved by the Board of Directors. See “Item 10. Additional Information — Description of Capital Stock — Dividends.”

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

For a further description, please see “Item 10. Additional Information — Description of Capital Stock — Dividends.” See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Shares and ADSs and the Trading Market — Our ability to pay dividends depends primarily upon receipt of sufficient funds from our subsidiaries.”

On June 28, 2019, our general shareholders’ meeting decided not to pay dividends for 2018 on common shares and declared a dividend of 2,526.8 million rubles on preferred shares (of which 1,010.7 million rubles was paid to Skyblock Limited), which was paid in August 2019. On June 29, 2018, our general shareholders’ meeting decided not to pay dividends for 2017 on common shares and declared a dividend of 2,311.7 million rubles on preferred shares (of which 809.1 million rubles was paid to Skyblock Limited), which was paid in August 2018. On June 30, 2017, our general shareholders’ meeting decided not to pay dividends for 2016 on common shares and declared a dividend of 1,426.4 million rubles on preferred shares (of which 570.6 million rubles was paid to Skyblock Limited), which was paid in July and August 2017. In each case we could not pay insignificant amounts of dividends to those shareholders who did not provide us with their bank account details and/or due to the restriction of shareholders’ rights to receive dividends in certain cases provided for by Russian law.

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

Significant Changes

Our current debt repayment schedule, which was agreed with our major Russian lenders in the course of previous restructuring, provides for full debt repayment during the period of 2020-2022. We may not have sufficient funds to meet this debt repayment schedule. In the second half of 2019, we have entered into negotiations with our major Russian lenders in order to extend maturities of our outstanding debt and to reduce our annual principal payments. However, we have not agreed the key terms of the restructuring and there is no clarity as to when and if any binding agreements will be entered into in relation thereto.

In August 2019, we were notified by Gazprombank of its intention to sell and received an offer to purchase a 34% stake in the Elga coal complex comprised of a 34% stake in Elgaugol OOO, the owner of the subsoil license for the Elga coal deposit, a 34% stake in Elga-road OOO, the owner of the Ulak-Elga rail line, and a 34% stake in MecheltransVostok OOO, the rail line’s transport operator. In January 2020, we failed to execute our pre-emptive right to purchase the stakes as provided for by Russian law, and as a result, Gazprombank is now entitled to sell these stakes to a third party.

In December 2019, we received an offer to sell our stake in the Elga coal complex and are currently in negotiations, see “Item 4. Information on the Company — Business Strategy.”

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

Item 10. Additional Information

Charter and Certain Requirements of Russian Legislation

We describe below and in Exhibit 2.1 to this Annual Report our registered common and preferred shares, the material provisions of our charter in effect on the date of this document and certain requirements of Russian legislation. In addition to this description, we urge you to review our charter, which is included as an exhibit to this document, to review its complete terms. The description of our charter is qualified in its entirety by reference to the charter.

Our Purpose

Article 4.1 of our charter provides that our primary purpose is to earn profit, as well as to provide the highest-quality products and services for our customers.

Description of Capital Stock

Pursuant to our charter, we have the right to issue registered common shares, preferred shares and other securities provided for by the legislation of the Russian Federation with respect to securities. Our capital stock currently consists of 555,027,660 shares, including 416,270,745 common shares, each with a nominal value of 10 rubles, and 138,756,915 preferred shares, each with a nominal value of 10 rubles, all of which are fully paid, issued and outstanding under Russian law. Our preferred shares are not convertible into common shares, bonds or other securities of Mechel. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. We are authorized to issue an additional 81,698,341 common shares with a nominal value of 10 rubles each. None of our capital stock is under option or agreed conditionally or unconditionally to be put under option. Any of our shares that are owned by our subsidiaries are not considered treasury shares under Russian law (i.e., they are considered outstanding shares), and we are able to vote such shares and dispose of such shares without any further corporate actions by our shareholders or Board of Directors, provided that such disposals are not major or interested party transactions. Currently, our wholly-owned subsidiary Skyblock Limited holds 54,793,636 preferred shares. The shares are considered issued and outstanding shares under Russian law and have all the rights attaching to other preferred shares. The preferred shares owned by Skyblock Limited are not considered outstanding for purposes of our IFRS financial statements. In December 2019, Skyblock Limited acquired 1,018,996 common shares representing approximately 0.24% of our voting shares.

Currently, we have more than 10,000 holders of voting shares, which determines the applicability of certain provisions of the Joint-Stock Companies Law, as described below.

For detailed description of our securities, see Exhibit 2.1 to this Annual Report.

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

On January 1, 2020, new disclosure rules (which were enacted by the Federal Law No. 514-FZ “On amendments to the Federal Law “On Securities Market” and other legislative acts” on December 27, 2018) have entered into force. Pursuant to these rules, among other things, issuers are obligated to determine independently which information is material and must be disclosed. At that, the CBR may adopt additional regulations related to disclosure of information based on a company’s field of business and size as well as on the category (type) of securities issued and type of listing of such securities.

In addition, new rules on insider information have entered into force, starting from May 1, 2019. Issuers are obligated to maintain their own lists of insider information, which should include, among other things, a list of insider information established by the CBR.

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

The Federal Law No. 415-FZ also sets forth obligations for a depositary to disclose information on depositary receipt owners in order to exercise voting rights with respect to the shares represented by depositary receipts. The requirements for the provision of information are regulated by the Directive of the CBR dated June 15, 2015. Information about the depositary receipt owners is provided to the issuer in the form of a list of persons who exercise the rights under the depositary receipts. The list is provided to the issuer by the foreign depositary which opens the depo account of depositary programs. The list is provided for the preparation and holding of a shareholders’ meeting. See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Shares and ADSs and the Trading Market — Some of our shares are represented by ADSs and GDSs, which may impede our ability to implement important business decisions.”

Furthermore, on July 1, 2016, provisions of the Federal Law No. 210 stipulating the new procedure for corporate actions became effective which, inter alia, provides for a possibility of participation at general meetings of security holders by means of electronic voting for those shareholders who hold their shares either directly on a share register or through a depositary. This procedure may lead to delays in voting process and inconsistencies and may entail additional risks due to its novelty to the Russian market.

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

If the value of a transaction or a number of related transactions is 10% or more of the balance sheet value of the company’s assets calculated in accordance with the Russian accounting standards, as well as in other cases provided by the Joint-Stock Companies Law, the approval for such transactions shall be granted by a majority vote of shareholders holding voting shares, participating in the meeting, and not (i) interested in the transaction or (ii) controlled by persons interested in the transaction.

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

For information on our largest shareholders’ potential ability to approve major transactions see “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — The concentration of our shares with our largest shareholders will limit your ability to influence corporate matters and transactions with largest shareholders may present conflicts of interest, potentially resulting in the entering into transactions on less favorable terms than could be obtained on arm’s length basis.”

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

In July 2017, the Foreign Investments Law and the Strategic Industries Law were amended to restrict foreign investments. After July 18, 2017, any transaction involving acquisition of rights by a foreign investor in respect of any Russian enterprise may become subject to approval by the Commission on Control of Foreign Investments in Russia at the decision of its Chairman. Furthermore, the notion of a foreign investor also includes Russian citizens possessing foreign nationality and legal entities which, though incorporated in Russia, are controlled by foreign investors. The amendments to the Strategic Industries Law which entered into force on June 12, 2018, prohibit obtaining control over a Strategic Company or acquiring fixed assets of a Strategic Company representing 25% or more of its balance sheet value to foreign investors which do not submit to the FAS information on their beneficiaries, beneficial owners and controlling parties, or organizations controlled by them.

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

In December 2016, Chelyabinsk Metallurgical Plant entered into a credit facility agreement with VTB Bank with a credit limit of 30.0 billion rubles (approximately $494.6 million as of December 31, 2016) to refinance Mechel’s debt under the credit facility with VTB Bank. The loans are provided to the borrower until February 28, 2020 in the amount of 5.0 billion rubles twice a year in 2017 and 2018 and once a year in 2019 and 2020. The borrower’s obligations are guaranteed by Mechel and the same guarantors as under the Mechel’s credit facility, except for Bratsk Ferroalloy Plant, Mecheltrans and Mechel Service. The credit facility is secured by the same pledges as the Mechel’s credit facility, except for 37.5%+1 share of Mechel Mining. In all other material aspects the terms of the credit facility are identical to the Mechel’s credit facility. As of December 31, 2019, we had drawn 15.0 billion rubles under this credit facility. In February 2020, we drew down another 5.0 billion rubles.

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

If the CBR key rate plus 1.5% per year is less than payable interest rate, we apply the CBR key rate plus 1.5% per year for interest repayment.

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

Security

The credit facility is secured by a pledge of 37.5%+1 share of Mechel Mining, 46.66%-1 share of Chelyabinsk Metallurgical Plant, 50%-2 shares of Yakutugol, 50%+2 shares of Southern Kuzbass Coal Company, 25%+1 share of Korshunov Mining Plant and 25%+1 share of Urals Stampings Plant.

Covenants and other matters

For the relevant period ending on December 31, 2019, we were not in compliance with financial and certain non-financial covenants.

Under the credit facility agreement, Mechel group’s ratio of Net Borrowings to EBITDA shall not exceed 5.00:1 until December 31, 2020 and thereafter. Mechel group’s ratio of EBITDA to Net Interest Expense shall not be less than 2.25:1 until December 31, 2020 and thereafter. Financial covenants are tested semi-annually.

The credit facility agreement contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults relating to other debt, as well as limitations on payment of dividends, acquisitions and disposals and non-core transactions.

The credit facility agreement is governed by Russian law.

Credit Facilities for Southern Kuzbass Coal Company from VTB Bank (previously Sberbank)

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

In November 2019, Sberbank assigned the credit facilities, including related security, to VTB Bank. The terms and conditions of the facility agreements remained unchanged.

In January 2020, we repaid $9.1 million under the credit facilities. On February 7, 2020, we received consent from VTB Bank waiving the accelerated repayment of debt principal until March 31, 2020.

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

Security

Starting from March 2016, the credit facilities share one security package with other Sberbank (now VTB Bank) credit facilities: a pledge of 25%+1 share of Mechel Mining, a pledge of 25%+1 share of Beloretsk Metallurgical Plant, pledges of movable assets and mortgage over immovable assets of other Sberbank borrowers within Mechel group.

Covenants and other matters

For the relevant period ending on December 31, 2019, we were not in compliance with financial and certain non-financial covenants.

Under the credit facility agreements, Mechel group’s ratio of Total Borrowings to EBITDA shall not exceed 3.0:1 as of June 30, 2020 and thereafter. Mechel group’s ratio of EBITDA to Consolidated Financial Expense shall not fall below 2.5:1 as of June 30, 2020 and thereafter.

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

As of December 31, 2019, the principal amount outstanding under the facility was $154.9 million and €154.7 million (in aggregate approximately 20.3 billion rubles), with overdue principal in the amount of $154.9 million and €121.5 million (in aggregate approximately 18.0 billion rubles) and overdue interest in the amount of $8.9 million and €2.1 million (in aggregate approximately 0.7 billion rubles). We hold negotiations with the lenders on the restructuring of the facility.

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

Repayment starts on the first repayment date, which means in respect of each of the tranches, the first payment date (January 21 or July 21) falling after the earlier of (a) the end of the availability period and (b) the construction completion date. The availability period under all three tranches is 30 months from the signing date. Facility A must be repaid in full after six years following the first repayment date, Facilities B and C must be repaid in full after seven and a half years following the first repayment date. On July 22, 2019, Facility A has matured without being repaid.

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

Covenants and other matters

For the relevant period ending on December 31, 2019, we were not in compliance with financial and non-financial covenants.

Under the credit facility agreement, Mechel’s ratio of Net Borrowings to EBITDA shall not exceed 3.25:1 as of June 30, 2015 and thereafter, provided that if during any period the ratio of Net Borrowings to EBITDA is 3.0:1 or less, then the ratio of 3.0:1 continues to apply thereafter. Mechel’s ratio of EBITDA to Net Interest Expense shall not fall below 4.0:1 as of June 30, 2014 and thereafter. Mechel’s shareholder equity shall be equal to or exceed $3.0 billion.

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

On January 9, 2020, we received consent from Gazprombank waiving the accelerated repayment of debt principal until April 1, 2020.

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

Security

Yakutugol’s obligations under the credit facility agreement are secured by a pledge of 25%+1 share in each of Korshunov Mining Plant, Port Posiet, Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Izhstal and Urals Stampings Plant, 45%+1 share of Southern Kuzbass Coal Company, 50%+1 share of Yakutugol, 25%+1 share of Mechel Mining and 25% of registered capital of Port Temryuk.

Southern Kuzbass Coal Company’s obligations under the credit facility agreement are secured by a pledge of 25%+1 share in each of Korshunov Mining Plant, Port Posiet, Izhstal and Beloretsk Metallurgical Plant, 45%+1 share of Southern Kuzbass Coal Company, 50%+1 share in each of Yakutugol and Urals Stampings Plant, 25%+1 share of Mechel Mining and 25% of registered capital in each of Port Temryuk and Bratsk Ferroalloy Plant.

In March 2016, we mortgaged the Ulak-Elga rail line under the credit facility agreements.

Covenants and other matters

For the relevant period ending on December 31, 2019, we were not in compliance with financial and certain non-financial covenants.

Under the credit facility agreements, Mechel group’s ratio of Total Borrowings to EBITDA shall not exceed 3.0:1 in 2020. Mechel group’s ratio of EBITDA to Consolidated Financial Expense shall not be less than 2.5:1 in 2020. During the period from 2017 to 2020, we also have to comply with the ratios of Cash flow from operating activities to EBITDA and EBITDA to Revenues at the levels of 80% and 20%, respectively.

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

On January 9, 2020, we received consent from Gazprombank waiving the accelerated repayment of debt principal until April 1, 2020.

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

Security

Yakutugol’s obligations under the credit facility agreement are secured by a pledge of 25%+1 share in each of Korshunov Mining Plant, Port Posiet, Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Izhstal and Urals Stampings Plant, 45%+1 share of Southern Kuzbass Coal Company, 50%+1 share of Yakutugol, 25%+1 share of Mechel Mining and 25% of registered capital of Port Temryuk.

Southern Kuzbass Coal Company’s obligations under the credit facility agreement are secured by a pledge of 25%+1 share in each of Korshunov Mining Plant, Port Posiet, Izhstal and Beloretsk Metallurgical Plant, 45%+1 share of Southern Kuzbass Coal Company, 50%+1 share in each of Yakutugol and Urals Stampings Plant, 25%+1 share of Mechel Mining and 25% of registered capital in each of Port Temryuk and Bratsk Ferroalloy Plant.

In March 2016, we mortgaged the Ulak-Elga rail line under the credit facility agreements.

Covenants and other matters

For the relevant period ending on December 31, 2019, we were not in compliance with financial and certain non-financial covenants.

Under the credit facility agreements, Mechel group’s ratio of Total Borrowings to EBITDA shall not exceed 3.0:1 in 2020. Mechel group’s ratio of EBITDA to Consolidated Financial Expense shall not be less than 2.5:1 in 2020. During the period from 2017 to 2020, we also have to comply with the ratios of Cash flow from operating activities to EBITDA and EBITDA to Revenues at the levels of 80% and 20%, respectively.

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

Guarantee

The borrower’s obligations are guaranteed by Mechel, Mechel Mining, Mechel Carbon, Yakutugol, Southern Kuzbass Coal Company, Korshunov Mining Plant, Urals Stampings Plant, Bratsk Ferroalloy Plant, Mecheltrans and Mechel Service.

Security

The borrower’s obligations are secured by a pledge of 50%-2 shares of Yakutugol, 50%+2 shares of Southern Kuzbass Coal Company and 25%+1 share of Korshunov Mining Plant. We are obliged to provide additional security to VTB Bank.

Covenants and other matters

For the relevant period ending on December 31, 2019, we were not in compliance with financial and certain non-financial covenants.

Under the credit facility agreement, Mechel group’s ratio of Net Borrowings to EBITDA shall not exceed 5.00:1 until December 31, 2020 and thereafter. Mechel group’s ratio of EBITDA to Net Interest Expense shall not be less than 2.25:1 until December 31, 2020 and thereafter. Financial covenants are tested on a quarterly basis.

The credit facility contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults relating to other debt, as well as limitations on payment of dividends, acquisitions and disposals and non-core transactions.

The credit facility agreement is governed by Russian law.

Exchange Controls

The Federal Law No. 173-FZ “On Currency Regulation and Currency Control,” effective from June 18, 2004, as amended, sets forth certain restrictions on settlements between residents of Russia with respect to transactions involving foreign securities (including ADSs), including requirements for settlement in Russian rubles.

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

Since 2019, income in the form of property (property rights) received by a shareholder of an organization upon withdrawal from the organization or when distributing the property of the liquidated organization among its shareholders in an amount exceeding the actually paid (regardless of the form of payment) share price is treated as dividends. For the purposes of income taxation, Russian organizations recognize property at a market value in the above cases. In case of a loss, such loss may be included in expenses when calculating corporate income tax.

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

Since 2019, income in the form of property (property rights) received by a shareholder of an organization upon withdrawal from the organization or when distributing the property of the liquidated organization among its shareholders in an amount exceeding the actually paid (regardless of the form of payment) share price is treated as dividends.

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

If the tax agent is not submitted with the prescribed by the tax legislation information, it will be obliged to withhold tax at the rate of 30%. In this case, U.S. holders qualifying for a reduced rate under the United States-Russia income tax treaty may claim a refund from the Russian tax authorities/tax agents, depending on the status of a holder, within three years, if otherwise is not provided for by the results of a mutual agreement procedure in accordance with the international tax treaty of the Russian Federation. There is significant uncertainty regarding the availability and timing of such refunds.

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

Under Russian law, the acquisition value can be deducted by the source of the payment, if the sale was made by a holder through a professional trustee, dealer or broker that is a Russian organization or a foreign company with a permanent establishment in Russia. This professional trustee, dealer or broker should also act as a tax agent and withhold the applicable tax. Such a tax agent will be required to report to the Russian tax authorities the amount of income realized by the individual and tax withheld upon the sale of the shares and ADSs not later than on March 1 of the year following the reporting year.

Furthermore, according to certain conditions, individuals may have taxable material gain at the rate of 13% if the shares and ADSs are acquired at a price below conventional market value.

Since January 1, 2020, a Russian organization or individual entrepreneur that makes payments under securities sale and purchase (exchange) agreements can be recognized as a tax agent.

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

Organizations

Capital gains arising from the sale, exchange or other disposition of the shares and ADSs by organizations that are non-resident holders should not be subject to tax in Russia if not more than 50% of our assets directly or indirectly consist of immovable property located in Russia. If more than 50% of our assets were to consist of immovable property located in Russia, organizations that are non-resident holders of the shares and ADSs should be subject (except as described below) to a 20% withholding tax on the gross proceeds from sale, exchange or other disposition of the shares and ADSs or 20% withholding tax on the difference between the sales, exchange or other disposition price and the acquisition costs of the shares and ADSs.

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

The sale, exchange or other disposal of the shares and ADSs by non-resident holders in Russia will be considered Russian source income and will be subject to tax at the rate of 30% on the difference between the sales price and the acquisition value of such shares and ADSs as well as other documented expenses, such as depositary expenses and broker fees, among others. Under Russian law, the acquisition value can only be deducted by the source of the payment, if the sale was made by a non-resident holder through a professional trust manager, dealer or broker that is a Russian organization or a foreign company with a permanent establishment in Russia. Such professional trust manager, dealer or broker should also act as a tax agent and withhold the applicable tax. Such a tax agent will be required to report to the Russian tax authorities the amount of income realized by the non-resident individual and tax withheld upon the sale of the shares and ADSs not later than on March 1 of the year following the reporting year.

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

Starting from January 1, 2020, international organizations established in accordance with international treaties of the Russian Federation are not required to provide confirmation of a permanent location. Such international organizations provide confirmation that they have the actual right to receive the relevant income.

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

If a non-resident holder that is an organization does not obtain double tax treaty relief at the time that income is received and tax is withheld by a Russian tax agent, the non-resident holder may apply for a refund within three years from the end of the tax period (a calendar year) in which the tax was withheld. To process a claim for a refund, the Russian tax authorities require (i) a confirmation of the tax treaty residence of the non-resident at the time the income was paid, (ii) an application for the refund of the tax withheld in a format provided by the Russian tax authorities, and (iii) copies of the relevant contracts under which the foreign entity received income as well as payment documents confirming the payment of the tax withheld to the Russian budget (Form 1012DT for dividends and interest and Form 1011DT for other income are designed by the Russian tax authorities to combine requirements (i) and (ii) specified above and recommended for application). The Russian tax authorities will require a Russian translation of the above documents if they are prepared in a foreign language. The refund of the tax withheld should be granted within one month of the filing of the above set of documents with the Russian tax authorities. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds. Since 2020, the tax refund period may be different as determined by the results of a mutual agreement procedure in accordance with the international tax treaty of the Russian Federation.

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

If tax is withheld by a Russian resident on dividends or other amounts at a rate different from that provided in the tax treaty, a U.S. holder may apply for a tax refund by filing a package of documents with the Russian local tax inspectorate to which the withholding tax was remitted within three years from the withholding date for U.S. holders which are legal entities, and within one year from the withholding date for individual U.S. holders. The package should include confirmations of residence of the foreign holder (IRS Form 6166), a copy of the agreement or other documents substantiating the payment of income, documents confirming the beneficial ownership of the dividends recipient and the transfer of tax to the budget. Under the provisions of the Russian Tax Code the refund of the tax should be effected within one month after the submission of the documents. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds. Since 2020, the tax refund period may be different as determined by the results of a mutual agreement procedure in accordance with the international tax treaty of the Russian Federation.

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

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a beneficial owner of shares or ADSs, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A partner of a partnership holding shares or ADSs should consult its tax adviser regarding the associated tax consequences.

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

Taxation of dividends on shares or ADSs

Subject to the passive foreign investment company rules described below, for U.S. federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to shares or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with U.S. federal income tax principles. Certain dividends received by non-corporate U.S. Holders may be taxed at the lower applicable capital gains rate. This lower capital gains rate is only applicable to dividends paid by “qualified foreign corporations” (which term excludes PFICs, as defined below) and only with respect to shares or ADSs held for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). A company will be a qualified foreign corporation if: (a) it is eligible for the benefits of an applicable United States income tax treaty; or (b) the stock with respect to which such dividend is paid is readily tradable on an established securities market in the United States. Non-corporate U.S. Holders are strongly urged to consult their tax advisers as to the applicability of the lower capital gains rate to dividends received with respect to shares or ADSs. Distributions in excess of our current and accumulated earnings and profits will be applied against and will reduce a U.S. Holder’s tax basis in shares or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such shares or ADSs and will be treated as described under “Taxation on sale or other taxable disposition of shares or ADSs” below. We do not currently and do not intend to calculate our earnings and profits for U.S. federal income tax purposes and, unless we make such calculations, U.S. Holders should expect that any distributions with respect to shares or ADSs generally will be reported to them as a dividend, even if that distribution would otherwise be treated as a return of capital or as a capital gain pursuant to the rules described above. Such dividends will not be eligible for the dividends received deduction allowed to corporations.

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

Taxation on sale or other taxable disposition of shares or ADSs

Subject to the passive foreign investment company rules described below, the sale or other taxable disposition of shares or ADSs will generally result in the recognition of gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the adjusted basis in such shares or ADSs. Such gain or loss generally will be treated as long-term capital gain or loss if the shares or ADSs have been held for more than one year as of the time of the sale or other taxable disposition. Capital gains of non-corporate U.S. Holders derived from capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations.

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

If a U.S. Holder receives any foreign currency on the sale or other taxable disposition of shares or ADSs, such U.S. Holder generally will realize an amount equal to the U.S. dollar value of such foreign currency on the settlement date of such sale or other taxable disposition if (1) such U.S. Holder is a cash basis or electing accrual basis taxpayer and the shares or ADSs are treated as being “traded on an established securities market” or (2) such settlement date is also the date of such sale or other taxable disposition. If the foreign currency so received is converted to U.S. dollars on the settlement date, such U.S. Holder should not recognize foreign currency gain or loss on such conversion. If the foreign currency so received is not converted into U.S. dollars on the settlement date, such U.S. Holder will have a basis in such foreign currency equal to its U.S. dollar value on the settlement date. Any gain or loss on a subsequent conversion or other taxable disposition of such foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. Each U.S. Holder should consult its tax adviser regarding the U.S. federal income tax consequences of receiving foreign currency from the sale or other disposition of shares or ADSs.

Passive foreign investment company status

A non-U.S. company is a passive foreign investment company (“PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (1) at least 75% of its gross income is passive income or (2) at least 50% of the average value of its assets (based on an average of the quarterly values of the assets) is attributable to assets that produce or are held to produce passive income. We believe that for U.S. federal income tax purposes, we were not a PFIC for the taxable year ending in 2019. However, the PFIC determination is made annually and may involve facts that are not within our control. In addition, there are special requirements that apply to income from the sale and ownership of commodities that need to be satisfied in order for amounts attributable to commodities to be treated as non-passive. If we were classified as a PFIC at any time that a U.S. Holder holds our ADSs or shares, such holder may be subject to materially adverse U.S. federal income tax consequences compared to an investment in a company that is not considered a PFIC, including being subject to greater amounts of U.S. tax on distributions and gains on the sale or other taxable disposition of the ADSs and shares as well as being subject to additional U.S. tax filing requirements. Additionally, dividends paid by the company to non-corporate U.S. Holders would not be eligible for the special reduced rate of tax described above under “Taxation of dividends on shares or ADSs.” U.S. Holders should consult their tax advisers as to the consequences of an investment in a PFIC.

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

Documents on Display

The documents that are exhibits to or incorporated by reference in this document can be read at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at +1 800-SEC-0330. These filings are also available at the website maintained by the SEC at www.sec.gov. Our electronic filings are available at the SEC website www.sec.gov. Information about Mechel is also available on the Internet at www.mechel.com. Information included in our website does not form part of this document.

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

See notes 3 and 10.2 to the consolidated financial statements for more information on foreign currency translations, derivative financial instruments, market risks and risk management.

Currency Risk

The functional currencies for our main Russian and European subsidiaries are the Russian ruble and euro, respectively. The U.S. dollar is the functional currency of our other main international operations. Our reporting currency is the Russian ruble.

In the past we entered into forward transactions to buy U.S. dollars for euros to hedge our exposure to movements in foreign currency exchange rates arising in relation to euro-denominated accounts receivable of our trading subsidiaries. These derivatives were not designated as hedging contracts for accounting purposes. As of December 31, 2019, we did not have any forward transactions.

We are exposed to movements in U.S. dollar and euro exchange rates relative to the Russian ruble, our reporting currency. For a description of exchange rates, our transactions and balances exposed to foreign currency risk and sensitivity analysis, please see notes 3(g) and 10.2 to the consolidated financial statements.

Interest Rate Risk

Interest rate risk is the risk that changes in floating interest rates adversely impact our financial results. As of December 31, 2019, 2018 and 2017, the shares of the borrowings with floating rates in the total amount of the borrowings were 97% (including MosPrime — 0%, the CBR key rate — 65%, LIBOR, EURIBOR and others — 32%), 95% (including MosPrime — 0%, the CBR key rate — 62%, LIBOR, EURIBOR and others — 33%) and 95% (including MosPrime — 0.03%, the CBR key rate — 66%, LIBOR, EURIBOR and others — 29%), respectively.

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

See notes 10.1 and 10.2 to the consolidated financial statements for information on our outstanding debt, interest rates and scheduled maturities of the outstanding debt, as well as our sensitivity to the change of floating rates.

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

Depositary Payments for 2019, 2018 and 2017

In consideration for its appointment as depositary, DBTCA agreed to reimburse us for costs of the maintenance of our ADS programs and of ADS-programs related investor relations activities. For the years ended December 31, 2019, 2018 and 2017, DBTCA reimbursed us approximately $745,198, $402,816 and $434,774, respectively, in regard to our common ADS-program. For the years ended December 31, 2019, 2018 and 2017, DBTCA reimbursed us approximately $399,954, $378,975 and $121,001, respectively, in regard to our preferred ADS-program.

In addition, for the years ended December 31, 2019, 2018 and 2017, DBTCA made the following payments on our behalf in relation to our ADS programs:

	Year Ended December 31,
Category	2019	2018	2017
	(In U.S. dollars)
NYSE listing fees	88,854	85,037	93,146
ADS holder identification expenses	—	—	18,000

Total	88,854	85,037	111,146

In addition, DBTCA waived the cost of various ADR program-related support services that it provided to us in 2019, 2018 and 2017. DBTCA had valued these services at up to $362,500 per annum for common ADSs when DBTCA was re-appointed in 2020 and at $160,000 per annum for preferred ADSs when DBTCA was appointed in 2015. The volume of the costs that DBTCA agrees to waive may vary depending on the depositary receipt program size within particular year. Under certain circumstances, including early termination of the appointment of DBTCA, we would be required to repay to DBTCA some or all of the payments made to us or on our behalf (including fees waived by it) since its appointment.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

As of March 19, 2020, we did not pay in full amounts due in respect of principal and interest under our export credit facility agreements and were in breach of a number of financial and non-financial covenants under our credit facilities. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Restrictive Covenants,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Our creditors had accelerated and in the future may accelerate amounts due under our loan agreements due to our failure to comply with our payment and other obligations,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We may be unable to restructure all of our indebtedness or we may fail to comply with the terms of the restructured indebtedness,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We have a substantial amount of outstanding indebtedness with restrictive financial covenants and most shares and assets in our subsidiaries are pledged” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — If we fail to fulfill payment obligations under the group’s lease agreements, our lessors may require the return of the leased assets, which could materially adversely affect our business, financial condition, results of operations and prospects.”

The table below summarizes the payment defaults, cross-defaults and other covenant breaches under our main facility agreements:

	Non-payment of principal or interest (yes/no)	Cross-default (yes/no)	Breach of financial covenants(1) (yes/no)	Breach of non- financial covenants(1) (yes/no)
VTB Bank	no	yes	yes	yes
Gazprombank	no	yes	yes	yes
Universal Rolling Mill Facility Agreement	yes	yes	yes	yes
Other(2)	yes	yes	yes	yes

(1)	The breaches provided in this table are as of December 31, 2019.
(2)	Includes export credit facility agreements.

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

The failure to pay amounts due, the non-compliance with financial and non-financial covenants and the triggering of the cross-default provisions resulted in the reclassification of our group’s long-term debt into short-term liabilities in the amount of RUB 220,046 million as of December 31, 2019. In addition, cross-default provisions resulted in the reclassification of the long-term lease liability of RUB 5,480 million into short-term lease liabilities as of December 31, 2019.

Payment Defaults

As of March 19, 2020, the total amount in default for failure to pay principal or interest under our export credit facility agreements was approximately RUB 34.4 billion. Conversion from U.S. dollars and euros into rubles is made using the CBR exchange rate on March 19, 2020. The amounts provided below do not include various fines, surcharges and penalty fees, unless otherwise noted.

Universal Rolling Mill Facility Agreement

Facility Agreement for Chelyabinsk Metallurgical Plant from BNP Paribas, Gazprombank and UniCredit —the principal amount outstanding was $154.9 million and €154.7 million (in aggregate approximately 25.1 billion rubles), including overdue principal in the amount of $154.9 million and €132.6 million (in aggregate approximately 23.2 billion rubles). In addition, the amount of overdue interest was $11.8 million and €2.7 million (in aggregate approximately 1.1 billion rubles).

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

Based on the evaluation of our disclosure controls and procedures in place as of December 31, 2019, our controls and procedures were recognized effective.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2019 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (“COSO”), “Internal Control — Integrated Framework” (2013). Based on the assessment, our management believes our company maintained effective internal control over financial reporting as of December 31, 2019.

Ernst & Young LLC, an independent registered public accounting firm, has audited our consolidated financial statements and has also issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2019, a copy of which appears below.

(c)	Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Mechel PAO

Opinion on Internal Control over Financial Reporting

We have audited Mechel PAO (hereinafter referred to as the “Company”) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, and the related consolidated statements of profit (loss) and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes, and our report dated March 19, 2020 expressed an unqualified opinion thereon that included an explanatory paragraph regarding the Company’s ability to continue as a going concern.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

March 19, 2020

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

Item 16B. Code of Ethics

We have adopted a code of business conduct and ethics that applies to our directors, officers and employees. It is available at www.mechel.com and www.mechel.ru. Hard copies of our code of business conduct and ethics are available free of charge to any person upon request. In order to request a hard copy, please send an inquiry to ir@mechel.com indicating postal address to which the hard copies should be sent and a contact person. No amendments were made to our code of business conduct and ethics in 2019.

Item 16C. Principal Accountant Fees and Services

Ernst & Young LLC has served as our independent registered public accountants for each of the fiscal years in the three year period ended December 31, 2019, for which audited financial statements appear in this annual report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young LLC in 2019 and 2018, respectively.

	Year Ended December 31,
	2019	2018
	(In millions of Russian rubles, net of VAT)
Audit Fees	136.8	125.0
Audit-related Fees	0.7	0.7
Tax Fees	—	0.2
Other Fees	5.0	0.1

Total	142.5	126.0

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

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required that we implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of Ernst & Young LLC for all audit and non-audit services, including tax services. All audit, audit-related and tax services rendered by Ernst & Young LLC in 2019 were approved by the Audit Committee before Ernst & Young LLC was engaged for such services. No services of any kind were approved pursuant to a waiver permitted pursuant to 17 CFR 210.2-01(c)(7)(i)(C).

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Mechel did not repurchase any of its shares, GDSs or ADSs in 2019.

In December 2019, Skyblock Limited, an affiliated company, acquired 1,018,996 common shares (state registration number of issue 1-01-55005-E in Mechel PAO) in the course of trading sessions on the Moscow Exchange; the average market price paid per one common share amounted to RUB 61.88. The amount of acquired common shares represents approximately 0.24% of our voting shares.

Period	Total Number of Common Shares Purchased	Average Price Paid per Common Share
From December 20, 2019 to December 30, 2019	1,018,996	RUB 61.88

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

PART III

Item 17. Financial Statements

See instead “Item 18. Financial Statements.”

Item 18. Financial Statements

The following financial statements, together with the report of Ernst & Young LLC, are filed as part of this annual report on Form 20-F.

Item 19. Exhibits

Exhibit No.	Description

1.1	Charter of Mechel PAO (new version) registered on July 14, 2017 (English translation) is incorporated herein by reference to Exhibit 1.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

1.2	Amendments to the Charter of Mechel PAO registered on April 4, 2019 (English translation).

2.1	Description of the registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

4.1	Amendment Agreement No. 4 dated April 10, 2013 to Facility Agreement No. 2640 dated December 27, 2010 by and between VTB Bank (open joint stock company) and Mechel OAO (English translation) is incorporated herein by reference to Exhibit 4.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.2	Amendment Agreement No. 5 dated February 7, 2014 to Facility Agreement No. 2640 dated December 27, 2010 by and between VTB Bank (open joint stock company) and Mechel OAO (English translation) is incorporated herein by reference to Exhibit 4.2 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.3	Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.3 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.4	Amending Agreement No. 1 dated December 5, 2012 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.4 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.5	Novation Agreement No. 5593 dated December 5, 2012 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.5 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.6	Amending Agreement No. 2 dated August 9, 2013 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.6 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.7	Amending Agreement No. 3 dated September 27, 2013 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.7 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibit No.	Description

4.8	Amending Agreement No. 4 dated December 19, 2013 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.8 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.9	Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.9 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.10	Amending Agreement No. 1 dated December 27, 2012 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.10 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.11	Amending Agreement No. 2 dated March 4, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.11 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.12	Novation Agreement No. 5594 dated March 4, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.12 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.13	Amending Agreement No. 3 dated August 9, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.13 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.14	Amending Agreement No. 4 dated September 27, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.14 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.15	Amending Agreement No. 5 dated December 19, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.15 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.16	Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.16 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibit No.	Description

4.17	Novation Agreement No. 8507 dated October 9, 2012 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.17 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.18	Amending Agreement No. 1 dated December 27, 2012 to Non-Revolving Loan Facility Agreement 9No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.18 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.19	Amending Agreement No. 2 dated August 9, 2013 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.19 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.20	Amending Agreement No. 3 dated September 27, 2013 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.20 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.21	Amending Agreement No. 4 dated December 19, 2013 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.21 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.22	Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.22 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.23	Novation Agreement No. 8508 dated October 9, 2012 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.23 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.24	Amending Agreement No. 1 dated December 27, 2012 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.24 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.25	Amending Agreement No. 2 dated August 9, 2013 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.25 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibit No.	Description

4.26	Amending Agreement No. 3 dated September 27, 2013 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.26 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.27	Amending Agreement No. 4 dated December 19, 2013 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.27 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.28	Amendment and Restatement Agreement dated December 4, 2012 made between Southern Kuzbass Coal Company Open Joint Stock Company and the Mandated Lead Arrangers, the Original Lenders, the New Lenders, the Facility Agent, the Security Agent, the Joint & Several Creditor, the Original Special Rate Providers and the Special Rate Agent is incorporated herein by reference to Exhibit 4.28 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.29	Amendment Agreement dated December 3, 2013 made between Southern Kuzbass Coal Company Open Joint Stock Company and the Facility Agent is incorporated herein by reference to Exhibit 4.29 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.30	Amendment and Restatement Agreement dated December 4, 2012 made between OJSHC Yakutugol and the Mandated Lead Arrangers, the Original Lenders, the New Lenders, the Facility Agent, the Security Agent, the Joint & Several Creditor, the Original Special Rate Providers and the Special Rate Agent is incorporated herein by reference to Exhibit 4.30 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.31	Amendment Agreement dated December 3, 2013 made between OJSHC Yakutugol and the Facility Agent is incorporated herein by reference to Exhibit 4.31 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.32	Credit Facility Agreement No. 110100/1400 dated March 12, 2014 between the State Corporation “Bank for Development and Foreign Economic Affairs (Vnesheconombank)” and the Elgaugol OOO (English translation) is incorporated herein by reference to Exhibit 4.32 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.33	Credit Facility Agreement No. 110100/1401 dated March 12, 2014 between the State Corporation “Bank for Development and Foreign Economic Affairs (Vnesheconombank)” and the Elgaugol OOO (English translation) is incorporated herein by reference to Exhibit 4.33 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

4.34	Amendment Agreement No. 6 dated May 14, 2014 to Facility Agreement No. 2640 dated December 27, 2010 by and between VTB Bank (open joint stock company) and Mechel OAO (English translation) is incorporated herein by reference to Exhibit 4.34 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibit No.	Description

4.35	Amending Agreement No. 5 dated October 31, 2014 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.35 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

4.36	Amending Agreement No. 6 dated October 31, 2014 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.36 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

4.37	Amending Agreement No. 5 dated October 31, 2014 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.37 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

4.38	Amending Agreement No. 5 dated October 31, 2014 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.38 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

4.39	Facilities Agreement dated September 15, 2010 made between Chelyabinsk Metallurgical Plant OAO and BNP Paribas S.A. is incorporated herein by reference to Exhibit 4.39 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.40	Deed of Amendment between Chelyabinsk Metallurgical Plant OAO and BNP Paribas S.A. dated March 6, 2012; Deed of Amendment between Chelyabinsk Metallurgical Plant OAO and BNP Paribas S.A. dated June 21, 2013; Deed of Amendment between Chelyabinsk Metallurgical Plant OAO and BNP Paribas S.A. dated June 21, 2013 is incorporated herein by reference to Exhibit 4.40 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.41	Additional Agreement No. 7 dated September 9, 2015 to Credit Agreement No. 2640 dated December 27, 2010 between VTB Bank (Public Joint Stock Company) and Mechel Open Joint Stock Company (English translation) is incorporated herein by reference to Exhibit 4.41 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.42	Amicable Agreement dated December 18, 2015 to Non-Revolving Credit Facility Agreement No. 5593 dated October 9, 2012 and Novation Agreement No. 5593 dated December 5, 2012 between Southern Kuzbass Coal Company OAO and Sberbank PJSC (English translation); Additional Agreement No. 7 dated March 4, 2016 to Non-Revolving Credit Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.42 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibit No.	Description

4.43	Amicable Agreement dated December 18, 2015 to Non-Revolving Credit Facility Agreement No. 5594 dated October 9, 2012 and Novation Agreement No. 5594 dated March 4, 2013 between Southern Kuzbass Coal Company OAO and Sberbank PJSC (English translation); Additional Agreement No. 8 dated March 4, 2016 to Non-Revolving Credit Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.43 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.44	Amicable Agreement dated December 18, 2015 to Non-Revolving Credit Facility Agreement No. 8507 dated October 9, 2012 and Novation Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank PJSC (English translation); Additional Agreement No. 6 dated March 4, 2016 to Non-Revolving Credit Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.44 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.45	Amicable Agreement dated December 18, 2015 to Non-Revolving Credit Facility Agreement No. 8508 dated October 9, 2012 and Novation Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank PJSC (English translation); Additional Agreement No. 6 dated March 4, 2016 to Non-Revolving Credit Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation) is incorporated herein by reference to Exhibit 4.45 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.46	Additional agreement No. 2 dated August 20, 2015 to Credit Facility Agreement No. 226/12-B dated April 27, 2012 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.46 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.47	Additional agreement No. 1 dated December 25, 2015 to Additional Agreement No. 2 to Credit Facility Agreement No. 226/12-B dated April 27, 2012 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.47 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.48	Additional agreement No. 2 dated August 20, 2015 to Credit Facility Agreement No. 227/12-B dated April 27, 2012 between Southern Kuzbass Coal Company Open Joint Stock Company and Gazprombank (Joint Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.48 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.49	Additional agreement No. 1 dated December 24, 2015 to Additional Agreement No. 2 to Credit Facility Agreement No. 227/12-B dated April 27, 2012 between Southern Kuzbass Coal Company Open Joint Stock Company and Gazprombank (Joint Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.49 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibit No.	Description

4.50	Additional agreement No. 1 dated August 28, 2015 to Credit Facility Agreement No. 84/13-B dated April 26, 2013 between Southern Kuzbass Coal Company Open Joint Stock Company and Gazprombank (Joint Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.50 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.51	Additional agreement No. 1 dated December 25, 2015 to Additional Agreement No. 1 to Credit Facility Agreement No. 84/13-B dated April 26, 2013 between Southern Kuzbass Coal Company Open Joint Stock Company and Gazprombank (Joint Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.51 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.52	Additional agreement No. 1 dated August 28, 2015 to Credit Facility Agreement No. 85/13-B dated April 26, 2013 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.52 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.53	Additional agreement No. 1 dated December 25, 2015 to Additional Agreement No. 1 to Credit Facility Agreement No. 85/13-B dated April 26, 2013 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.53 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.54	Additional Agreement No. 8 dated March 31, 2016 on amendment of certain terms and conditions of Non-Revolving Credit Facility Agreement No. 5593 dated October 9, 2012 and Additional Agreement No. 7 dated March 4, 2016 to Non-Revolving Credit Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.54 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.55	Additional Agreement No. 9 dated March 31, 2016 on amendment of certain terms and conditions of Non-Revolving Credit Facility Agreement No. 5594 dated October 9, 2012 and Additional Agreement No. 8 dated March 4, 2016 to Non-Revolving Credit Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.55 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.56	Additional Agreement No. 7 dated March 31, 2016 on amendment of certain terms and conditions of Non-Revolving Credit Facility Agreement No. 8507 dated October 9, 2012 and Additional Agreement No. 6 dated March 4, 2016 to Non-Revolving Credit Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.56 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.57	Additional Agreement No. 7 dated March 31, 2016 on amendment of certain terms and conditions of Non-Revolving Credit Facility Agreement No. 8508 dated October 9, 2012 and Additional Agreement No. 6 dated March 4, 2016 to Non-Revolving Credit Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.57 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibit No.	Description

4.58	Amicable Agreement dated April 13, 2016 to Non-Revolving Credit Facility Agreement No. 5593 dated October 9, 2012 and Novation Agreement No. 5593 dated December 5, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.58 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.59	Amicable Agreement dated April 13, 2016 to Non-Revolving Credit Facility Agreement No. 5594 dated October 9, 2012 and Novation Agreement No. 5594 dated March 4, 2013 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.59 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.60	Amicable Agreement dated April 13, 2016 to Non-Revolving Credit Facility Agreement No. 8507 dated October 9, 2012 and Novation Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.60 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.61	Amicable Agreement dated April 13, 2016 to Non-Revolving Credit Facility Agreement No. 8508 dated October 9, 2012 and Novation Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.61 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.62	Supplemental Agreement No. 8 dated December 23, 2016 to Credit Agreement No. 2640 dated December 27, 2010 between VTB Bank (Public Joint Stock Company) and Mechel Public Joint Stock Company (English translation) is incorporated herein by reference to Exhibit 4.62 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.63	Supplemental Agreement No. 11 dated December 9, 2016 to Non-Revolving Credit Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.63 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.64	Supplemental Agreement No. 12 dated December 9, 2016 to Non-Revolving Credit Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.64 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.65	Supplemental Agreement No. 10 dated December 9, 2016 to Non-Revolving Credit Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.65 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.66	Supplemental Agreement No. 10 dated December 9, 2016 to Non-Revolving Credit Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.66 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

Exhibit No.	Description

4.67	Supplemental Agreement No. 3 dated June 15, 2016 to Credit Facility Agreement No. 226/12-B dated April 27, 2012 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.67 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.68	Supplemental Agreement No. 4 dated December 28, 2016 to Credit Facility Agreement No. 226/12-B dated April 27, 2012 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.68 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.69	Supplemental Agreement No. 3 dated June 16, 2016 to Credit Facility Agreement No. 227/12-B dated April 27, 2012 between Southern Kuzbass PAO and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.69 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.70	Supplemental Agreement No. 4 dated December 28, 2016 to Credit Facility Agreement No. 227/12-B dated April 27, 2012 between Southern Kuzbass PAO and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.70 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.71	Supplemental Agreement No. 2 dated June 16, 2016 to Credit Facility Agreement No. 84/13-B dated April 26, 2013 between Southern Kuzbass PAO and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.71 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.72	Supplemental Agreement No. 3 dated December 28, 2016 to Credit Facility Agreement No. 84/13-B dated April 26, 2013 between Southern Kuzbass PAO and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.72 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.73	Supplemental Agreement No. 2 dated June 15, 2016 to Credit Facility Agreement No. 85/13-B dated April 26, 2013 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.73 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.74	Supplemental Agreement No. 3 dated December 28, 2016 to Credit Facility Agreement No. 85/13-B dated April 26, 2013 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.74 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.75	Supplemental Agreement No. 5 dated April 6, 2017 to Credit Facility Agreement No. 226/12-B dated April 27, 2012 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.75 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

Exhibit No.	Description

4.76	Supplemental Agreement No. 5 dated April 6, 2017 to Credit Facility Agreement No. 227/12-B dated April 27, 2012 between Southern Kuzbass PAO and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.76 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.77	Supplemental Agreement No. 4 dated April 6, 2017 to Credit Facility Agreement No. 84/13-B dated April 26, 2013 between Southern Kuzbass PAO and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.77 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.78	Supplemental Agreement No. 4 dated April 6, 2017 to Credit Facility Agreement No. 85/13-B dated April 26, 2013 between Joint Stock Holding Company Yakutugol and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.78 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

4.79	Amendment Agreement No. 12 dated October 30, 2017 on Making Amendments to Certain Provisions of Non-revolving Facility Agreement No. 5593 dated October 9, 2012 and of Amendment Agreement No. 7 dated March 4, 2016 to Non-revolving Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.79 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

4.80	Amendment Agreement No. 13 dated October 30, 2017 on Making Amendments to Certain Provisions of Non-revolving Facility Agreement No. 5594 dated October 9, 2012 and of Amendment Agreement No. 8 dated March 4, 2016 to Non-revolving Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.80 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

4.81	Amendment Agreement No. 11 dated October 30, 2017 on Making Amendments to Certain Provisions of Non-revolving Facility Agreement No. 8507 dated October 9, 2012 and of Amendment Agreement No. 6 dated March 4, 2016 to Non-revolving Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.81 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

4.82	Amendment Agreement No. 11 dated October 30, 2017 on Making Amendments to Certain Provisions of Non-revolving Facility Agreement No. 8508 dated October 9, 2012 and of Amendment Agreement No. 6 dated March 4, 2016 to Non-revolving Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation) is incorporated herein by reference to Exhibit 4.82 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

4.83	Amendment Agreement No. 6 dated February 2, 2018 to Credit Facility Agreement No. 226/12-B dated April 27, 2012 between Yakutugol JSHC and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.83 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibit No.	Description

4.84	Amendment Agreement No. 6 dated February 2, 2018 to Credit Facility Agreement No. 227/12-B dated April 27, 2012 between Southern Kuzbass PAO and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.84 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

4.85	Amendment Agreement No. 5 dated February 2, 2018 to Credit Facility Agreement No. 84/13-B dated April 26, 2013 between Southern Kuzbass PAO and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.85 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

4.86	Amendment Agreement No. 5 dated February 2, 2018 to Credit Facility Agreement No. 85/13-B dated April 26, 2013 between Yakutugol JSHC and Gazprombank (Joint-Stock Company) (English translation) is incorporated herein by reference to Exhibit 4.86 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

4.87	Syndicated Loan Agreement dated July 12, 2018 between Chelyabinsk Metallurgical Plant Public Joint-Stock Company and VTB Bank (public joint-stock company) and VTB Bank (Europe) SE (English translation) is incorporated herein by reference to Exhibit 4.87 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.

4.88	Amicable Agreement dated August 16, 2019 to Non-Revolving Credit Facility Agreement No. 5593 dated October 9, 2012 and Novation Agreement No. 5593 dated December 5, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation); Amendment Agreement No. 14 dated August 16, 2019 to Non-Revolving Credit Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation).

4.89	Amicable Agreement dated August 16, 2019 to Non-Revolving Credit Facility Agreement No. 5594 dated October 9, 2012 and Novation Agreement No. 5594 dated March 4, 2013 between Southern Kuzbass PAO and Sberbank PJSC (English translation); Amendment Agreement No. 15 dated August 16, 2019 to Non-Revolving Credit Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation).

4.90	Amicable Agreement dated August 16, 2019 to Non-Revolving Credit Facility Agreement No. 8507 dated October 9, 2012 and Novation Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation); Amendment Agreement No. 13 dated August 16, 2019 to Non-Revolving Credit Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation).

4.91	Amicable Agreement dated August 16, 2019 to Non-Revolving Credit Facility Agreement No. 8508 dated October 9, 2012 and Novation Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation); Amendment Agreement No. 13 dated August 16, 2019 to Non-Revolving Credit Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass PAO and Sberbank PJSC (English translation).

8.1	Key subsidiaries of Mechel.

12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Description

12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	The following financial information formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Statement of Profit (Loss) and Other Comprehensive Income for the years ended December 31, 2019, 2018 and 2017, (ii) Consolidated Statement of Financial Position as of December 31, 2019 and 2018, (iii) Consolidated Statement of Changes in Equity for the years ended December 31, 2019, 2018 and 2017, (iv) Consolidated Statement of Cash Flows for the years ended December 31, 2019, 2018 and 2017, and (v) Notes to the Consolidated Financial Statements.

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

Date: March 19, 2020

CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Mechel PAO

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Mechel PAO, a public joint stock company (the Company) as of December 31, 2019 and 2018, and the related consolidated statements of profit (loss) and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 19, 2020 expressed an unqualified opinion thereon.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has significant debt that it does not have the ability to repay without its refinancing or restructuring, has not complied with certain covenants of its major loan agreements with banks and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLC

We have served as the Company’s auditor since 2003.

Moscow, Russia

March 19, 2020

MECHEL PAO

CONSOLIDATED STATEMENT OF PROFIT (LOSS) AND

OTHER COMPREHENSIVE INCOME

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

	Notes	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Revenue from contracts with customers	25	296,567	312,574	299,113
Cost of sales		(187,857)	(177,756)	(160,356)

Gross profit	25	108,710	134,818	138,757

Selling and distribution expenses		(54,320)	(54,988)	(55,686)
Impairment of goodwill and other non-current assets, net	17	(1,804)	(7,222)	(6,081)
Allowance for expected credit losses on financial assets	12, 14	(235)	(940)	(332)
Taxes other than income taxes		(5,282)	(4,834)	(4,967)
Administrative and other operating expenses	24.1	(16,316)	(18,765)	(15,911)
Other operating income	24.3	745	1,711	1,387

Total selling, distribution and operating income and (expenses), net		(77,212)	(85,038)	(81,590)

Operating profit		31,498	49,780	57,167

Finance income	24.4	600	34,056	633
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	24.4	(38,830)	(42,052)	(47,610)
Foreign exchange gain (loss), net		19,241	(25,775)	4,237
Share of profit of associates, net	7	28	10	18
Other income	24.5	239	512	1,495
Other expenses	24.5	(504)	(314)	(220)

Total other income and (expense), net		(19,226)	(33,563)	(41,447)

Profit before tax		12,272	16,217	15,720
Income tax expense	19	(7,987)	(2,681)	(3,150)

Profit for the period		4,285	13,536	12,570

Attributable to:
Equity shareholders of Mechel PAO		2,409	12,628	11,557
Non-controlling interests		1,876	908	1,013

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MECHEL PAO

CONSOLIDATED STATEMENT OF PROFIT (LOSS) AND

OTHER COMPREHENSIVE INCOME (continued)

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

	Notes	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Other comprehensive income
Other comprehensive (loss) income that may be reclassified to profit or loss in subsequent periods, net of income tax:		(1,771)	(9)	313
Exchange differences on translation of foreign operations		(1,771)	(9)	313
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods, net of income tax:		(867)	487	145
Re-measurement of defined benefit plans	21	(867)	487	145

Other comprehensive (loss) income for the period, net of tax		(2,638)	478	458

Total comprehensive income for the period, net of tax		1,647	14,014	13,028

Attributable to:
Equity shareholders of Mechel PAO		(210)	13,096	12,012
Non-controlling interests		1,857	918	1,016
Earnings per share
Weighted average number of common shares	23	416,256,510	416,270,745	416,270,745
Earnings per share (Russian rubles per share) attributable to common equity shareholders, basic and diluted	23	5.79	30.34	27.76

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MECHEL PAO

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as of December 31, 2019

(All amounts are in millions of Russian rubles)

	Notes	December 31, 2019	December 31, 2018
Assets
Non-current assets
Property, plant and equipment	15, 17	196,992	189,879
Mineral licenses	16	31,075	32,068
Goodwill and other intangible assets	16, 17	13,652	16,883
Investments in associates	7	321	293
Deferred tax assets	19	3,648	5,488
Other non-current assets	13	553	630
Non-current financial assets		232	244

Total non-current assets		246,473	245,485

Current assets
Inventories	11	39,773	43,423
Income tax receivables		65	121
Trade and other receivables	12	15,340	17,612
Other current assets	13	6,982	8,673
Other current financial assets		363	508
Cash and cash equivalents	14	3,509	1,803

Total current assets		66,032	72,140

Total assets		312,505	317,625

Equity and liabilities
Equity
Common shares	23	4,163	4,163
Preferred shares	23	840	833
Treasury shares	23	(63)	—
Additional paid-in capital	23	24,434	24,378
Accumulated other comprehensive (loss) income		(848)	1,771
Accumulated deficit		(273,754)	(274,186)

Equity attributable to equity shareholders of Mechel PAO		(245,228)	(243,041)
Non-controlling interests		11,631	9,846

Total equity		(233,597)	(233,195)

Non-current liabilities
Loans and borrowings	10.1	7,205	6,538
Lease liabilities	10.6	7,002	2,413
Other non-current financial liabilities	10.4	48,303	44,510
Other non-current liabilities		105	120
Pension obligations	21	4,933	3,819
Provisions	22	5,238	3,719
Deferred tax liabilities	19	13,877	13,506

Total non-current liabilities		86,663	74,625

Current liabilities
Loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 11,111 million and RUB 9,877 million as of December 31, 2019 and 2018, respectively	10.1	381,317	412,294
Trade and other payables	18	38,391	34,800
Lease liabilities	10.6	10,353	5,880
Income tax payable		9,161	6,425
Taxes and similar charges payable other than income tax	20	9,228	6,106
Advances received and other current liabilities		5,816	5,096
Pension obligations	21	615	772
Provisions	22	4,558	4,822

Total current liabilities		459,439	476,195

Total liabilities		546,102	550,820

Total equity and liabilities		312,505	317,625

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MECHEL PAO

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless shares numbers)

		Attributable to equity shareholders of the parent
		Common shares		Preferred shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Equity attributable to shareholders of Mechel PAO	Non- controlling interests	Total equity
	Notes	Shares Quantity	Amount	Shares Quantity	Amount
As of January 1, 2017		416,270,745	4,163	83,254,149	833	28,326	848	(294,444)	(260,274)	7,686	(252,588)

Profit for the period		—	—	—	—	—	—	11,557	11,557	1,013	12,570
Other comprehensive income (loss)
Re-measurement losses on defined benefit plans	21	—	—	—	—	—	145	—	145	—	145
Exchange differences on translation of foreign operations		—	—	—	—	—	310	—	310	3	313

Total comprehensive income for the period		—	—	—	—	—	455	11,557	12,012	1,016	13,028

Dividends declared to equity shareholders of Mechel PAO	23	—	—	—	—	—	—	(856)	(856)	—	(856)
Dividends declared to non-controlling interests	23	—	—	—	—	—	—	—	—	(359)	(359)
Change in non-controlling interests	23	—	—	—	—	(3,948)	—	—	(3,948)	590	(3,358)

As of December 31, 2017		416,270,745	4,163	83,254,149	833	24,378	1,303	(283,743)	(253,066)	8,933	(244,133)

See accompanying notes to the consolidated financial statements.

MECHEL PAO

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless shares numbers)

		Attributable to equity shareholders of the parent								Non- controlling interests	Total equity
		Common shares		Preferred shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Equity attributable to shareholders of Mechel PAO
	Notes	Shares Quantity	Amount	Shares Quantity	Amount
As of January 1, 2018 before the effect of IFRS 9		416,270,745	4,163	83,254,149	833	24,378	1,303	(283,743)	(253,066)	8,933	(244,133)

Adjustment on initial application of IFRS 9	3	—	—	—	—	—	—	(1,684)	(1,684)	(5)	(1,689)

As of January 1, 2018 adjusted for the effect of IFRS 9		416,270,745	4,163	83,254,149	833	24,378	1,303	(285,427)	(254,750)	8,928	(245,822)

Profit for the period		—	—	—	—	—		12,628	12,628	908	13,536
Other comprehensive income (loss)
Re-measurement losses on defined benefit plans	21	—	—	—	—	—	487	—	487	—	487
Exchange differences on translation of foreign operations		—	—	—	—	—	(19)	—	(19)	10	(9)

Total comprehensive income for the period		—	—	—	—	—	468	12,628	13,096	918	14,014

Dividends declared to equity shareholders of Mechel PAO	23	—	—	—	—	—	—	(1,387)	(1,387)	—	(1,387)

As of December 31, 2018		416,270,745	4,163	83,254,149	833	24,378	1,771	(274,186)	(243,041)	9,846	(233,195)

See accompanying notes to the consolidated financial statements.

MECHEL PAO

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless shares numbers)

		Attributable to equity shareholders of the parent
		Common shares		Preferred shares		Treasury shares		Additional paid-in capital	Accumulated other compre hensive income (loss)	Accumulated deficit	Equity attributable to shareholders of Mechel PAO	Non- controlling interests	Total equity
	Notes	Shares Quantity	Amount	Shares Quantity	Amount	Shares Quantity	Amount
As of January 1, 2019 before the effect of IFRS 16		416,270,745	4,163	83,254,149	833	—	—	24,378	1,771	(274,186)	(243,041)	9,846	(233,195)

Adjustment on initial application of IFRS 16	3	—	—	—	—	—	—	—	—	(461)	(461)	(72)	(533)

As of January 1, 2019 adjusted for the effect of IFRS 16		416,270,745	4,163	83,254,149	833	—	—	24,378	1,771	(274,647)	(243,502)	9,774	(233,728)

Profit for the period		—	—	—	—	—	—	—	—	2,409	2,409	1,876	4,285
Other comprehensive income (loss)
Re-measurement losses on defined benefit plans	21	—	—	—	—	—	—	—	(848)	—	(848)	(19)	(867)
Exchange differences on translation of foreign operations		—	—	—	—	—	—	—	(1,771)	—	(1,771)	—	(1,771)

Total comprehensive income for the period		—	—	—	—	—	—	—	(2,619)	2,409	(210)	1,857	1,647

Sale of preferred shares kept as treasury shares by the Group		—	—	709,130	7	—	—	56	—	—	63	—	63
Reacquired common shares			—	—	—	(1,018,996)	(63)	—	—	—	(63)	—	(63)
Dividends declared to equity shareholders of Mechel PAO	23	—	—	—	—	—	—	—	—	(1,516)	(1,516)	—	(1,516)

As of December 31, 2019		416,270,745	4,163	83,963,279	840	(1,018,996)	(63)	24,434	(848)	(273,754)	(245,228)	11,631	(233,597)

See accompanying notes to the consolidated financial statements.

MECHEL PAO

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles)

		Year ended December 31,
	Notes	2019	2018	2017
Cash flows from operating activities
Profit for the period		4,285	13,536	12,570

Adjustments to reconcile profit to net cash provided by operating activities
Depreciation of property, plant and equipment and amortisation of mineral licenses and other intangible assets		15,176	13,859	14,227
Foreign exchange (gain) loss, net		(19,241)	25,775	(4,237)
Deferred income tax expense (benefit)	19	2,288	(2,596)	(3,401)
Changes in allowance for expected credit losses and write-off of trade and other receivables and payables, net		73	517	(522)
Write-off of inventories to net realisable value	11	1,763	1,162	470
Impairment of goodwill and other non-current assets, net and loss on write-off of non-current assets	17, 24.1, 24.3	2,880	7,953	6,423
Finance income	24.4	(600)	(34,056)	(633)
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	24.4	38,830	42,052	47,610
Provisions for legal claims, taxes and other provisions		3,630	4,940	4,222
Other		198	575	(228)

Changes in working capital items
Trade and other receivables		1,546	1,354	(318)
Inventories		(1,511)	(7,858)	(4,508)
Trade and other payables		4,037	4,150	(3,435)
Advances received		650	485	625
Taxes payable and other liabilities		5,151	683	(158)
Other assets		1,238	(851)	(895)
Income tax paid		(2,735)	(3,562)	(4,530)

Net cash provided by operating activities		57,658	68,118	63,282

MECHEL PAO

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles)

		Year ended December 31,
	Notes	2019	2018	2017
Cash flows from investing activities
Loans issued and other investments		—	—	(525)
Interest received		76	188	165
Royalty and other proceeds associated with disposal of subsidiaries		17	3	568
Proceeds from loans issued and other investments		313	9	144
Proceeds from disposals of property, plant and equipment		211	215	328
Purchases of property, plant and equipment		(6,282)	(5,472)	(6,460)
Purchases of intangible assets	16	—	(150)	(771)
Interest paid, capitalised		(256)	(440)	(587)

Net cash used in investing activities		(5,921)	(5,647)	(7,138)

Cash flows from financing activities
Proceeds from loans and borrowings, including proceeds from factoring arrangement of RUB 214 million, RUB 918 million and RUB 272 million for the periods ended December 31, 2019, 2018 and 2017, respectively		7,599	76,504	23,200
Repayment of loans and borrowings, including payments from factoring arrangement of RUB 2,222 million, RUB 435 million and RUB 1,123 million for the periods ended December 31, 2019, 2018 and 2017, respectively		(20,772)	(97,269)	(35,033)
Repayment of other current financial liabilities	10.5	—	(442)	—
Dividends paid to shareholders of Mechel PAO		(1,515)	(1,386)	(856)
Dividends paid to non-controlling interests		(16)	(8)	(122)
Interest paid, including fines and penalties		(30,923)	(33,308)	(31,948)
Acquisition of non-controlling interests in subsidiaries		—	—	(3,358)
Repayment of lease liabilities		(2,276)	(2,780)	(3,513)
Effect of sale and leaseback transactions		248	—	—
Deferred payments for acquisition of assets		(341)	(629)	(455)
Deferred consideration paid for the acquisition of subsidiaries in prior periods		(361)	(3,968)	(3,652)

Net cash used in financing activities		(48,357)	(63,286)	(55,737)

Foreign exchange (gain) loss on cash and cash equivalents, net		(891)	63	(637)
Changes in allowance for expected credit losses on cash and cash equivalents	14	(2)	(91)	—

Net increase (decrease) in cash and cash equivalents		2,487	(843)	(230)
Cash and cash equivalents at beginning of period	14	1,803	2,452	1,689

Cash and cash equivalents, net of overdrafts at beginning of period	14	380	1,223	1,453

Cash and cash equivalents at end of period	14	3,509	1,803	2,452

Cash and cash equivalents, net of overdrafts at end of period	14	2,867	380	1,223

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

1.	Corporate information

(a)	Information

Mechel PAO (“Mechel”, formerly – Mechel OAO and Mechel Steel Group OAO) was incorporated on March 19, 2003, under the laws of the Russian Federation in connection with a reorganization to serve as a holding company for various steel and mining companies owned by two individual shareholders (the “Controlling Shareholders”). During 2006, one of the Controlling Shareholders sold all his Mechel’s stock to the other Controlling Shareholder, Igor V. Zyuzin. Igor V. Zyuzin with his family members is the ultimate controlling party. In accordance with the changes in the Civil Code of the Russian Federation Mechel has registered changes in its Charter on March 17, 2016 and changed its name from Mechel OAO to Mechel PAO. The registered office is located at Krasnoarmeyskaya St. 1, Moscow, 125167, Russian Federation. Mechel and its subsidiaries are collectively referred to herein as the “Group”. Set forth below is a summary of the Group’s primary subsidiaries:

Name of subsidiary	Registered in	Core business	Date control acquired / date of incorporation (*)	Interest in voting stock held by the Group at December 31, 2019
Southern Kuzbass Coal Company (SKCC)	Russia	Coal mining	January 1999	99.1%
Chelyabinsk Metallurgical Plant (CMP)	Russia	Steel products	December 2001	94.2%
Vyartsilya Metal Products Plant (VMPP)	Russia	Steel products	May 2002	93.3%
Beloretsk Metallurgical Plant (BMP)	Russia	Steel products	June 2002	94.8%
Urals Stampings Plant (USP)	Russia	Steel products	April 2003	93.8%
Korshunov Mining Plant (KMP)	Russia	Iron ore mining	October 2003	90.0%
Mechel Nemunas (MN)	Lithuania	Steel products	October 2003	100.0%
Mechel Energo	Russia	Power sales	February 2004	100.0%
Port Posiet	Russia	Transshipment	February 2004	97.8%
Izhstal	Russia	Steel products	May 2004	90.0%
Port Kambarka	Russia	Transshipment	April 2005	90.4%
Mechel Service	Russia	Trading	May 2005	100.0%
Mechel Coke	Russia	Coke production	June 2006	100.0%
Moscow Coke and Gas Plant (Moskoks)	Russia	Coke production	October 2006	99.5%
Southern Kuzbass Power Plant (SKPP)	Russia	Power generation	April 2007	98.3%
Kuzbass Power Sales Company (KPSC)	Russia	Electricity distribution	June 2007	72.1%
Bratsk Ferroalloy Plant (BFP)	Russia	Ferrosilicon production	August 2007	100.0%
Yakutugol	Russia	Coal mining	October 2007	100.0%
Port Temryuk	Russia	Transshipment	March 2008	100.0%
Mechel Carbon AG	Switzerland	Trading	April 2008	100.0%
HBL Holding GmbH (HBL)	Germany	Trading	September 2008	100.0%

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

Name of subsidiary	Registered in	Core business	Date control acquired / date of incorporation (*)	Interest in voting stock held by the Group at December 31, 2019
Mechel Service Stahlhandel Austria GmbH and its subsidiaries	Austria	Trading	September 2012	100.0%
Elgaugol	Russia	Coal mining	August 2013	51.0	%**
Elga-road	Russia	Railroad transportation	January 2016	51.0	%**

*	Date, when a control interest was acquired or a new company established.

**

In 2016, the Group sold 49% stakes in Elgaugol and Elga-road to Gazprombank. Simultaneously with this transaction, the Group granted to Gazprombank a put option to sell 49% stakes in these companies to the Group. The transaction in fact represents a financial liability, and these entities are consolidated based on 100% ownership (Note 10.4).

(b)	Business

The Group operates in three business segments: steel (comprising steel and steel products), mining (comprising coal, iron ore and coke) and power (comprising electricity (generation and distribution) and heat power generation), and conducts operations in Russia, the CIS countries, Europe and Asia Pacific. The Group sells its products within Russia and foreign markets. Through acquisitions, the Group has added various businesses to explore new opportunities and build an integrated Group of steel, mining, ferroalloy and power companies. The Group operates in a highly competitive and cyclical industry; any local or global downturn in the industries may have an adverse effect on the Group’s results of operations and financial condition. While the Group will utilize funds from operations, it expects to continue to rely on operating cash flow and long-term debt to finance major investment projects, focus on refinancing and restructuring of the loan portfolio and other financing sources for its capital needs. As discussed in Notes 4 and 5, management believes that the Group will secure adequate financing.

(c)	Authorisation for issuance

These consolidated financial statements as of December 31, 2019 and for the year then ended were authorised for issuance on March 19, 2020.

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

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

subsidiaries and associates for the purposes of preparation of the consolidated financial statements in accordance with IFRS have been translated and adjusted on the basis of the respective standalone RAS or other GAAP financial statements.

The accompanying consolidated financial statements differ from the financial statements issued for the RAS and other GAAP purposes in that they reflect certain adjustments, not recorded in the statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with IFRS. The principal adjustments relate to: (1) purchase accounting; (2) recognition of interest expense and certain operating expenses; (3) valuation and depreciation of property, plant and equipment and mineral licenses; (4) defined benefit plans and other long-term benefits; (5) foreign currency translation; (6) deferred income taxes; (7) accounting for tax penalties, uncertainties and contingencies; (8) revenue recognition; (9) valuation allowances for unrecoverable assets; (10) accounting for financial instruments; (11) leases and (12) recording investments at fair value.

The consolidated financial statements of the Group comply with the Russian Federal Law No. 208 On Consolidated Financial Statements (Law “208-FZ”), which was adopted on July 27, 2010. The Law 208-FZ provides the legal basis for certain entities to prepare the financial statements in accordance with IFRS as issued by the IASB and subsequently endorsed for use in the Russian Federation. As of December 31, 2019, all currently effective standards and interpretations issued by the IASB have been endorsed for use in Russia. The consolidated financial statements are presented in millions of Russian rubles, except when otherwise indicated.

(b)	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Group and its subsidiaries for the year ended December 31, 2019. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

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

for the year ended December 31, 2019

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

for the year ended December 31, 2019

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

for the year ended December 31, 2019

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

for the year ended December 31, 2019

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

Sales of power

In the Power segment (Note 25), revenue is recognised based on unit of power measure (kilowatts) delivered to customers, since at that point revenue recognition criteria are met. The billings are usually done on a monthly basis, several days after each month end.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

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

Warranty obligations

The Group provides warranties to its customers under the Russian Federation Law requirements. These warranties represent assurance type warranties and do not require providing any additional service to the Group’s customers. This type of warranties is accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”).

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

for the year ended December 31, 2019

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

The following table presents the exchange rates for the functional and operating currencies at various subsidiaries, other than the presentation currency:

	Exchange rates* at		Average exchange rates* for the year ended
Currency	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2017
U.S. dollar	61.91	69.47	64.74	62.71	58.35
Euro	69.34	79.46	72.50	73.95	65.90

(*)	Exchange rates shown in Russian rubles for one currency unit.

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

On consolidation, the assets and liabilities of foreign operations are translated into the Russian rubles at the rate of exchange prevailing at the reporting date and their statements of profit (loss) and other comprehensive income are translated at the average exchange rate for the period. The exchange differences arising on translation for consolidation are recognised in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognised in profit or loss.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

The Group’s mining segment production activities are located within Russia. The Group’s mineral reserves and deposits are situated on the land belonging to government and regional authorities. Mining minerals requires a subsoil license from the state authorities with respect to identified mineral deposits. The Group obtains licenses from such authorities and pays certain taxes to explore and produce from these deposits. These licenses expire up to 2038, with the most significant licenses expiring between 2024 and 2033, and management believes that they may be extended at the initiative of the Group without substantial cost, based on previous experience. Management intends to extend such licenses for deposits expected to remain productive subsequent to their license expiry dates.

Mineral licenses acquired separately are measured on initial recognition at cost. The cost of mineral licenses acquired in a business combination is their fair value at the date of acquisition. Mineral licenses are amortised under a unit of production basis over proved and probable reserves of the relevant area.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

The carrying values of the mineral licenses were reduced proportionate to the depletion of the respective mineral reserves at each deposit related to mining and production of reserves adjusted for the reserves re-measurement and purchase accounting effects. Reduction in carrying values of the mineral licenses is included in the amortisation charge proportional to the depletion for the period within the cost of sales in the consolidated statement of profit (loss) and other comprehensive income. No residual value is assumed in the mineral license valuation.

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

The capitalised value of right-of-use assets is also included in property, plant and equipment. The present value of the expected cost for the rehabilitation of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.

Inventories planned to be used for construction and spare parts with useful lives over one year are recorded within property, plant and equipment.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

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

for the year ended December 31, 2019

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

Property, plant and equipment other than mining assets and processing plant and equipment is depreciated using the straight-line method, apart from railway of the Elga coal deposit which is depreciated using the units of production method as discussed in (u) Significant accounting judgements, estimates and assumptions). Upon sale or retirement, the acquisition or production cost and related accumulated depreciation are removed from the consolidated statement of financial position and any gain or loss is included in the consolidated statement of profit (loss) and other comprehensive income.

The following useful lives are used as a basis for calculating depreciation:

Category of asset	Useful economic lives estimates, years
Buildings and constructions	5-85
Operating machinery and equipment	2-30
Transportation vehicles	2-25
Other equipment	2-15

(k)	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets as follows:

Category of asset	Years
Buildings and constructions	2-5
Operating machinery and equipment	5-10
Transportation vehicles	2-22

The right-of-use assets related to land are depreciated using the straight-line method based on the period of land use (from 2 to 91 years).

The right-of-use assets are also subject to impairment. Refer to the accounting policies in Note 3 (q).

Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment, office and storage facilities (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). The Group also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

Sale and leaseback transactions

The Group sells and leases back operating machinery and transportation vehicles. The Group keeps the transferred assets subject to the sale and leaseback transaction on the balance sheet and accounts for amounts received as a financial liability due to intention to excercise repurchase option for the underlying assets set by contracts.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

Intangible assets with determinable useful lives are amortised using the straight-line method over their estimated period of benefit, ranging from two to twenty five years, and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

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

for the year ended December 31, 2019

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

for the year ended December 31, 2019

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

Financial assets at fair value through profit or loss are carried in the consolidated statement of financial position at fair value with net changes in fair value recognised in the consolidated statement of profit or loss.

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

for the year ended December 31, 2019

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

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 10.2. The Group does not hold collateral as security.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

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

Loans and borrowings

This is the category most relevant to the Group. After initial recognition, loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the consolidated statement of profit (loss) and other comprehensive income. This category generally applies to loans and borrowings (Note 10).

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

For the years ended December 31, 2019, 2018 and 2017, the Group did not have any derivatives designated as hedging instruments.

(p)	Inventories

Inventories are measured at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and selling expenses.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

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

(q)	Impairment of non-current assets

Further disclosures relating to impairment of non-current assets are also provided in the following notes:

•	Intangible assets — Note 16.

•	Property, plant and equipment — Note 15.

•	Impairment of goodwill and other non-current assets — Note 17.

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

In assessing value in use, the Group uses assumptions that include estimates regarding the discount rates, growth rates and expected changes in selling prices, sales volumes and operating costs, as well as capital expenditures and working capital requirements during the forecasted period. The estimated future cash flows expected to be generated by the asset, when the quoted market prices are not available, are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Discount rates used in the impairment test for goodwill and non-current assets are estimated in nominal terms on the weighted average cost of capital basis. The growth rates are based on the Group’s growth forecasts, which are largely in line with industry trends. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market. In determining fair value less costs to sell, the Group uses recent market transactions data and best information available to reflect the amount that it could obtain from the disposal of the asset in an arm’s length transaction (e.g., offers obtained from potential buyers).

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

for the year ended December 31, 2019

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

General

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, including legal or tax proceedings’ obligations, and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the consolidated statement of profit (loss) and other comprehensive income, net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

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

for the year ended December 31, 2019

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

For defined benefit pension plans, actuarial gains and losses arising from changes in actuarial assumptions are recognised directly in other comprehensive income. For other long-term benefits, actuarial gains and losses arising from changes in actuarial assumptions are recognised in profit or loss.

For unfunded plans, the Group recognises a pension liability, which is equal to the projected benefit obligation. For funded plans, the Group offsets the fair value of the plan assets with the projected benefit obligations and recognises the net amount of pension liability. The market value of plan assets is measured at each reporting date.

State pension fund

The Group’s Russian companies are legally obligated to make defined contributions to the Russian Pension Fund at the rate of 10% from employee’s annual income over RUB 1.15 million and at the rate of 22% from employee’s annual income not exceeding RUB 1.15 million, managed within the framework of the social security scheme of the Russian Federation (a defined contribution plan financed on a pay-as-you-go basis). The Group’s contributions to the Russian Pension Fund relating to defined contribution plans are charged to income in the year, to which they relate and are recognised within social security costs (Note 24.2).

(u)	Treasury shares

Reacquired own equity instruments (treasury shares) are recognised at cost and deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognised in the additional paid-in capital.

(v)	Significant accounting judgments, estimates and assumptions

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

for the year ended December 31, 2019

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

Principal vs agent arrangements

Revenue is recognised when a customer obtains control over the goods or services. Determining the timing of the transfer of control – at a point in time or over time – requires judgement. The Group is engaged into contracts which include transportation and freight services. Under certain agreements, the Group is responsible for providing shipping services after the date at which control over the goods passes to the customer at the loading port or place. Freight and transportation services are required to be accounted for as separate performance obligations with revenue recognised over time as the service is rendered. The Group has concluded that it acts as a principal when it is primarily responsible for fulfilling the promise to provide transportation services and as an agent when it is not primarily responsible for fulfilling the promise to provide transportation services. As a result, for operations when the Group acts as a principal the amounts of transportation costs and freight services, which are included in the transaction price and incurred by the Group in fulfilling its performance obligations shall be recorded as revenue and recognised over time as the obligation is fulfilled. For agent services related to transportation of goods sold, when cost of transportation is included into the goods price, the revenue and selling expenses are recognised on a net basis.

Leases

The likelihood of extension and termination options being exercised, the separation and estimation of non-lease components of payments, the identification and valuation of in-substance fixed payments, the determination of the incremental borrowing rate relevant in calculating lease liabilities are assessed for recognition of right-of-use assets and lease liabilities.

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The renewable lease contracts that specify an initial period, and renew indefinitely at the end of the initial period unless terminated by either of the parties to the contract are considered enforceable beyond the date on which the contract can be terminated taking into account the broader economics of the contract, and not only contractual termination payments. Lease terms are determined based on the contract terms, production need to lease the specialised asset and terms of rehabilitation obligations.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

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

In the event that a taxpayer submits a revised tax declaration for a period of more than three years in which the stated amount of tax is less than the amount previously declared, tax audit of a taxpayer may be performed, but only with the respect to the changes in the tax declaration.

In other tax jurisdictions where the Group conducts operations or holds shares, taxes are generally charged on their worldwide income. In the most jurisdictions agreements to avoid double taxation were signed with other jurisdictions; however, the risk of additional taxation exists, especially in respect of certain domiciles where some of the Group entities are located.

The Russian transfer pricing legislation, which came into force on January 1, 2012, allows the Russian tax authority to apply transfer pricing adjustments and impose additional profits tax liabilities in respect of all “controlled” transactions if the transaction price differs from the market level of prices. The list of “controlled” transactions includes transactions performed with related parties and certain types of cross-border transactions. For domestic transactions the transfer pricing rules apply only if taxpayers satisfy certain criteria and the amount of all transaction with related party exceeds RUB 1,000 million since 2019.

In order to support the level of prices applied for the “controlled” transactions the Group should provide evidence that prices of “controlled” transactions are based on market prices and to prepare the reports for submission to the Russian tax authorities. Otherwise, the Russian tax authorities have the right to challenge the prices determined by the Group for such transactions and to charge additional taxes, penalties and fines. In cases where the domestic transaction resulted in an accrual of additional tax liabilities for one party, another party could correspondingly adjust its profit tax liabilities according to the special notification issued by the authorised body in due course. Special transfer pricing rules apply to transactions with securities and derivatives.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

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

In addition, in 2014, the legislation of the Russian Federation has been significantly revised in order to prevent the misuse of low-tax jurisdictions for tax avoidance in the Russian Federation. Changes in the legislation set out the rules for the taxation of income of a foreign organization recognised as a controlled foreign corporation. The foreign organization is recognised as a controlled foreign corporation, if it is not a tax resident of the Russian Federation and the share of the controlling Russian entities or individuals in the organization is more than 25% (in some cases, more than 10%). Starting from the calculation of the profits of controlled foreign corporation for 2017 and beyond, the amount of non-taxable income of 10 million Russian rubles is established. The Russian tax law also provides for certain conditions under which the income of controlled corporations qualifies as tax exempt. The taxable income of the controlling party is increased by the profits of the controlled foreign corporation earned in the financial year ended prior to the reporting year.

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

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

Deferred tax assets

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits and the existence of taxable temporary differences (Note 19). Various factors are considered to assess the probability of the future utilization of deferred tax assets for individual subsidiaries and for the consolidated group of taxpayers, including past operating results, operational plans for not longer than five years as this term is considered reliable and accurate for forecast, same assumptions for operational plans as used for determination of the expected future cash flows from the cash generating units, financial plans based on historical data and expectation built on the debt portfolio, terms of the expiration of tax losses carried forward depending on respective tax legislation, and tax planning strategies based on changes in tax regulation for tax losses offsetting for 2018-2020. If actual results differ from these estimates or if these estimates must be adjusted in future periods, the Group’s financial position, results of operations and cash flows may be affected. In the event that the assessment of future utilization of deferred tax assets must be changed, this effect is recognised in the consolidated statement of profit (loss) and other comprehensive income.

The carrying amount of deferred tax assets is reviewed at each reporting date and is adjusted to reflect the likelihood that the estimated taxable profit and taxable temporary differences will be sufficient to recover the asset in whole or in part.

Uncertain tax positions

The Group determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty. The Group applies significant judgement in identifying uncertainties over income tax treatments, and where uncertainty exists, the Group records tax liabilities based on its best estimate of the probable outflow of resources embodying economic benefits, which are required to settle these liabilities.

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

Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the industry, changes in cost of capital, changes in the future availability of financing, technological obsolescence, and other changes in circumstances that indicate that impairment exists. The determination of the recoverable amount of a cash-generating unit involves the use of estimates by management. The key assumptions used in the future cash flow projections include sales and extraction volumes, selling prices (coal, steel products). Methods used to determine the value in use include discounted cash flow-based methods, which require the Group to make an estimate of the expected future cash flows from the cash-generating unit and

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

also to choose a suitable discount rate in order to calculate the present value of those cash flows. These estimates, including the methodologies used, may have a material impact on the value in use and, ultimately, the amount of any impairment (Note 17).

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis and when circumstances indicate that the carrying value may be impaired. This requires an estimation of the value in use of the cash generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit including assumptions related to sales and extraction volumes, selling prices and also to choose a suitable discount rate in order to calculate the present value of those cash flows. More details of the assumptions used in estimating the value in use of the cash-generating units to which goodwill is allocated are provided in Note 17.

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

Mineral reserves

Mineral reserves and the associated mine plans are a material factor in the Group’s computation of amortisation charge proportional to the depletion. Estimation of reserves involves some degree of uncertainty. The uncertainty depends mainly on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of this data, which also requires use of subjective judgment and development of assumptions. Mine plans are periodically updated which can have a material impact on the amortisation charge proportional to the depletion for the period. More details are provided in Note 3(i).

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

Pensions and other post-employment benefits

The cost of defined benefit pension plans and other post-employment benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation and other long-term benefit plans are highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. More details are provided in Note 21.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

Rehabilitation provisions

The Group reviews rehabilitation provisions at each reporting date and adjusts them to reflect the current best estimate. Rehabilitation provisions are recognised in the period in which they arise and are stated at the best estimate of the present value of estimated future costs. These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. The Group applies a suitable discount rate in order to calculate the present value of the estimated future costs, depending on their timing. The terms of rehabilitation works are linked to the termination of extraction phase, use of assets or regulatory requirements and vary significantly for different assets. These estimates, including the methodologies used, may have a material impact on the amount of rehabilitation provision. Changes in the estimated timing of rehabilitation or changes to the estimated future costs are dealt with prospectively by recognising an adjustment to the rehabilitation provision and a corresponding adjustment to the asset to which it relates, if the initial estimate was originally recognised as part of an asset measured in accordance with IAS 16 (Note 15).

Impairment of financial assets

The Group makes allowances for expected credit losses resulting from the expected inability of customers to make required payments. When evaluating the adequacy of an allowance for expected credit losses management bases its estimates on the current overall economic conditions, the ageing of accounts receivable balances, historical write-off experience, debtor creditworthiness and changes in payment terms. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future (Note 12).

Determining net realisable value of inventories

The Group makes write-downs for obsolete and slow-moving raw materials and spare parts. In addition, finished goods of the Group are carried at net realisable value (Note 11). Estimates of net realisable value of finished goods are based on the most reliable evidence available at the time the estimates are made. These estimates take into consideration fluctuations of price or cost directly relating to events occurring subsequent to the end of the reporting period to the extent that such events confirm conditions existing at the end of the period.

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

(w)	Reclassifications and rounding

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

(x)	New and amended standards and interpretations adopted by the Group

The Group applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2019. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. The nature and the effect of these changes are described below.

The Group applied for the first time IFRS 16 Leases (“IFRS 16”). Several other amendments and interpretations apply for the first time in 2019, but do not have an impact on the consolidated financial statements of the Group.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases (“IAS 17”), IFRIC 4 Determining whether an Arrangement Contains a Lease (“IFRIC 4”), SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee should recognise a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees are required to separately present the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees are also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee should generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Lessor’s accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

The Group applied IFRS 16 from January 1, 2019 retrospectively with a cumulative effect recognised at the date of initial application. The Group has applied the standard to contracts that were previously identified as

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

leases applying IAS 17 and IFRIC 4. The right-of use assets were measured at the amount equal to the lease liability adjusted for the amount of any prepaid or accrued lease payments relating to that lease recognised in the balance sheet as of December 31, 2018. The Group did not change the initial carrying amounts of recognised assets and liabilities at the date of initial application for leases previously classified as finance leases, that is the right-of-use assets and lease liabilities equal to the lease assets and liabilities recognised under IAS 17. The Group has used the exemptions proposed by the standard on lease contracts for which the lease terms ends within 12 months as of the date of initial application. The lease payments associated with those leases will be recognised as an expense on a straight-line basis over the lease term. Also, the Group has used the following practical expedient: direct costs are excluded from the measurement of the right-of-use asset at the date of initial application.

In previous years, the majority of the Group’s outstanding short-term and long-term lease contracts were cancellable. IAS 17 requires disclosing operating lease commitments for non-cancellable leases only, while under IFRS 16, the Group is also required to include in lease liabilities the payments relating to the term periods covered by an option to terminate the lease if the lessee is reasonably certain not exercise that option.

The impact on the consolidated statement of financial position (increase/(decrease)) as of January 1, 2019 is presented in the table below:

Millions of Russian rubles
Assets
Property, plant and equipment (right-of-use assets) (Note 15)	2,698
Deferred tax assets	28

Total assets	2,726

Liabilities
Non-current lease liabilities	3,125
Current lease liabilities	134

Total liabilities	3,259

Net impact on equity	(533)

The net impact on equity is attributable to the impairment of right-of-use assets at cash-generating units (CGU) for which impairment of non-current assets was identified and recognised as of December 31, 2018.

On adoption of IFRS 16, the Group has recognised lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17. These liabilities were measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate as of January 1, 2019.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

The lease liabilities as of January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Millions of Russian rubles
Operating lease commitments of RUB 7,513 million (total rentals payable of RUB 60,911 million excluding leases to explore or use mineral deposits of RUB 53,398 million) discounted at 9.2% as of January 1, 2019	2,647
Reclassification from finance lease liabilities	8,293
Commitments relating to short-term leases	(73)
Adjustments as a result of a different treatment of extension and termination options, net	685

Lease liabilities as of January 1, 2019	11,552

From the date of initial application of IFRS 16 (refer to Note 3 (k)), the right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities and recognised within property, plant and equipment. The majority of right-of-use assets are represented by land and transportation vehicles. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. The Group will continue to use practical expedients which were applied by the Group at the date of initial application of the new standard, whereas the direct costs will be included in the measurement of the right-of-use asset at the commencement date after initial application. The depreciation on right-of-use assets is recognised within cost of sales, selling and distribution expenses, administrative and other expenses based on the function of the related asset. The interest expense on lease liabilities is recognised within finance costs.

Other amended standards

The following amended standards became effective from 1 January 2019, but did not have any material impact on the consolidated financial statements of the Group:

•	IFRIC 23 Uncertainty over Income Tax Treatments (issued on 7 June 2017 and effective for annual periods beginning on or after 1 January 2019).

•	Amendments to IAS 19 — Plan Amendment, Curtailment or Settlement (issued on 7 February 2018 and effective for annual periods beginning on or after 1 January 2019).

•	Amendments to IAS 28 — Long-term Interests in Associates and Joint Ventures (issued on 12 October 2017 and effective for annual periods beginning on or after 1 January 2019).

•

Annual Improvements to IFRSs 2015-2017 cycle amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes and IAS 23 Borrowing Costs (issued on 12 December 2017 and effective for annual periods beginning on or after 1 January 2019).

Standards issued but not effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are discussed below. The Group intends to adopt these standards and amendments,

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

if applicable, when they become effective. The following other new pronouncements are not expected to have any material impact on the Group’s consolidated financial statements:

•	Amendments to IFRS 3 — Definition of a Business (issued on 22 October 2018 and effective for acquisitions from the beginning of annual reporting period that starts on or after 1 January 2020).

•	Amendments to IAS 1 and IAS 8 — Definition of Material (issued on 31 October 2018 and effective for annual reporting periods beginning on or after 1 January 2020).

•	Amendments to IFRS 9, IAS 39 and IFRS 7 — Interest Rate Benchmark Reform (issued on 26 September 2019 and effective for annual reporting periods beginning on or after 1 January 2020).

•	Amendments to IAS 1 — Classification of Liabilities as Current or Non-current (issued on 23 January 2020 and effective for annual reporting periods beginning on or after 1 January 2022).

4.	Going concern

The Group’s total liabilities exceeded total assets by RUB 233,597 million as of December 31, 2019.

As of December 31, 2019, the Group was not in compliance with the payment schedules under certain credit facilities and a number of financial and non-financial covenants contained in the Group’s loan agreements were breached, as further described in Note 5. These breaches constitute an event of default and, as a result, the lenders may request accelerated repayment of a substantial portion of the Group’s debt.

As a result of these conditions, as of December 31, 2019, the Group’s debt payable on demand amounted to RUB 373,705 million, including RUB 220,046 million of long-term debt classified as short-term debt due to contractual cross-default provisions and RUB 2,097 million of fines and penalties accrued on overdue loans and overdue interest.

As of the date of approval of the consolidated financial statements, the Group did not have sufficient own resources to enable it to comply with such accelerated repayment requests immediately or make payments within 12 months after the date of approval of these consolidated financial statements, in accordance with the repayment schedules agreed, pursuant to earlier loan restructurings. The Group is negotiating with Gazprombank and VTB to restructure and amend the terms and conditions of its existing debt to extend debt maturities beyond 12 months after the date of approval of these consolidated financial statements. In relation thereto, in January-February 2020, the Group requested and received consents from Gazprombank and VTB waiving the accelerated repayment of debt principal until April 1, 2020 and March 31, 2020, respectively, if interest and commissions were paid timely under the respective loan agreements. The Group has made such interest and commission payments on time.

As part of its debt restructuring plans, the Group is considering the sale of certain assets. As such, in January 2020, the Group entered into negotiations relating to the sale of the Elga coal complex to a prospective buyer, which would allow the Group to reduce its debt burden. However, as of the date of approval of the consolidated financial statements, the Group has not agreed a binding sale and it is currently unclear if or when it will be able to conclude a sale of the Elga coal complex. As the sale of the Elga coal complex is currently included as part of the planned debt restructuring, if the sale does not go ahead as planned, the debt restructuring plan will need to be amended.

Management has concluded that the existing uncertainty about the Group’s availability of free cash flow for repayment, its ability to refinance and restructure current liabilities described above and its ability to comply with financial and non-financial covenants contained in its loan agreements, represents a material uncertainty that may cast significant doubt upon the Group’s ability to continue as a going concern. As described above, management is in the

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

process of and intends to achieve a debt restructuring with its lenders to enable the Group to continue in operational existence for at least 12 months after the date of approval of these consolidated financial statements. Management’s strategy also includes enhancement of steel production of the most profitable products, diversification of product range to quickly respond to market changes, and further development of the Group’s mining assets providing additional volumes of high-grade coking coal both to the Russian consumers and to exports markets.

The Group has a history of successful negotiations of debt restructurings. However, if its ongoing discussions with the relevant lenders are unsuccessful or covenants continue to be breached and are not waived by the lenders, the related debt will continue to be payable on demand. In that situation, the Group will consider all available legal options to protect the Group’s operations while negotiating the terms of the restructuring of its debt.

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

Metals and mining industry is known for its capital intensive investment cycle requiring secure long-term financing. In 2012-2015, high price volatility on the coal seaborne market and metal market resulted in the decrease in the Group’s operating profit and impairments of non-current assets. Devaluation of the national currency (Russian ruble) affected the amount of foreign exchange losses and increase in cost of financing on local and foreign debt markets. These factors became the major reason for the losses incurred by the Group in the past and resulted in significant negative equity.

Given current economic circumstances and the amount of debt, the Group’s primary objective is to focus on resolving the debt issues through a long-term restructuring of the loan portfolio and bringing down both cost of financing and actual interest payments as well as use of all available free cash flow for repayment of debt. The Group’s long-term policy is to maintain a strong capital base to maintain investor, creditor and market confidence and to ensure sustainable future development of the business. The Group’s management constantly monitors profitability and leverage ratios. The Group’s capital management is based on a number of covenants, of which ‘Net Debt to EBITDA’ and ‘EBITDA to Net Interest Expense’ are the main indicators the management uses for control. The level of dividends is monitored by the Board of Directors of the Group.

The Group was required to comply with the following ratios under the most significant loan agreements with the Russian state-controlled banks as of December 31, 2019:

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

Restrictive covenants	Requirement	Actual as of December 31, 2019
Group’s EBITDA to Net Interest Expense	Shall not be less than 2.0:1.0	1.36:1.0
Group’s EBITDA to Consolidated Financial Expense	Shall not be less than 2.0:1.0	1.40:1.0
Group’s Net Debt to EBITDA	Not exceed 6.0:1.0	8.85:1.0
Group’s Total Debt to EBITDA	Not exceed 3.5:1.0	8.51:1.0
Group’s Cash flow from operating activities to EBITDA	Shall not be less than 0.8:1.0	1.08:1.0
Group’s EBITDA to Revenue	Shall not be less than 0.2:1.0	0.18:1.0

The Group was required to comply with the following ratios under the most significant loan agreements with the Russian state-controlled banks as of December 31, 20181:

Restrictive covenants	Requirement	Actual as of December 31, 2018
Group’s EBITDA to Net Interest Expense	Shall not be less than 1.75:1.0	1.79:1.0
Group’s EBITDA to Consolidated Financial Expense	Shall not be less than 1.75:1.0	1.82:1.0
Group’s Net Debt to EBITDA	Not exceed 6.0:1.0	6.39:1.0
Group’s Total Debt to EBITDA	Not exceed 4.5:1.0	6.25:1.0
Group’s Cash flow from operating activities to EBITDA	Shall not be less than 0.8:1.0	0.90:1.0
Group’s EBITDA to Revenue	Shall not be less than 0.2:1.0	0.24:1.0

In previous periods, following a sudden fall of the commodity markets the Group violated most of such covenants and defaulted on major credit facilities of interest and debt payments. Limited free cash flow available for debt service forced the Group to start negotiations with creditors about review of schedule of the debt maturity profile. Current restructuring arrangements with major creditors are aimed at rescheduling repayment of principal, gradual amortisation and decrease in interest payments by partial capitalization.

The main goal for the Group is to achieve long-term restructuring of the loan portfolio with a gradual decrease in debt balance, which will permit to restore working capital, improve efficiency of operations and provide ability to sustain full service of debt in accordance with newly agreed repayment schedules as well as use of all available free cash flow for repayment of debt.

The objectives, policies and processes for managing capital during the year ended December 31, 2019 and 2018 were not changed.

6.	Material partly-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests is provided below.

Proportion of equity interest held by non-controlling interests:

Name	At December 31, 2019	At December 31, 2018
SKCC and subsidiaries*	0.9%	0.9%
Kuzbass Power Sales Company (KPSC)	27.9%	27.9%
Chelyabinsk Metallurgical Plant (CMP)	5.8%	5.8%
Southern Urals Nickel Plant (SUNP)	15.9%	15.9%
Beloretsk Metallurgical Plant (BMP)	8.6%	8.6%
Korshunov Mining Plant (KMP)	10.0%	10.0%
Urals Stampings Plant (USP)	6.2%	6.2%
Izhstal	10.0%	10.0%

*	Hereinafter SKCC and subsidiaries are represented by Southern Kuzbass Coal Company (SKCC), Tomusinsky Open Pit Mine (TOPM), Tomusinsky Energoupravlenie.

[1]	Detailed information in respect of restrictive covenant calculations is presented in Note 10.1.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

The summarised financial information for these subsidiaries is provided below. This information is based on amounts before inter-company eliminations.

Summarised statements of profit (loss) and other comprehensive income for 2019:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Revenue from contracts with customers	35,059	24,624	113,020	198	22,061	15,776	17,231	20,208
Cost of sales	(21,667)	(12,479)	(101,258)	(54)	(19,263)	(6,739)	(12,330)	(17,631)
Total selling, distribution and operating expenses, net	(7,264)	(11,531)	(11,406)	(218)	(1,749)	(4,439)	(1,157)	919
Total other income and (expense), net	(233)	209	4,173	235	41	1,831	1,633	(99)

Profit before tax	5,895	823	4,529	161	1,090	6,429	5,377	3,397
Income tax (expense) benefit	(372)	(174)	(551)	(37)	(28)	(271)	(323)	97

Profit for the period	5,523	649	3,978	124	1,062	6,158	5,054	3,494

Total comprehensive income	5,523	649	3,978	124	1,062	6,158	5,054	3,494

Attributable to non-controlling interests	79	182	231	20	91	613	315	348
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—

Summarised statements of profit (loss) and other comprehensive income for 2018:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Revenue from contracts with customers	32,251	24,084	124,372	88	25,899	9,989	16,549	21,173
Cost of sales	(18,123)	(12,077)	(101,829)	(47)	(24,095)	(6,222)	(13,131)	(19,392)
Total selling, distribution and operating expenses, net	(9,064)	(11,894)	(11,988)	(170)	(1,867)	(4,250)	(1,099)	(2,498)
Total other income and (expense), net	(4,514)	343	(5,114)	722	1,034	2,103	2,090	(1,097)

Profit (loss) before tax	550	456	5,441	593	971	1,620	4,409	(1,814)
Income tax (expense) benefit	(1,707)	(94)	1,443	(115)	(34)	46	(109)	228

(Loss) profit for the period	(1,157)	362	6,884	478	937	1,666	4,300	(1,586)

Total comprehensive (loss) income	(1,157)	362	6,884	478	937	1,666	4,300	(1,586)

Attributable to non-controlling interests	12	101	345	76	83	166	269	(154)
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

Summarised statements of profit (loss) and other comprehensive income for 2017:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Revenue from contracts with customers	31,993	22,418	118,557	102	24,206	11,492	12,725	18,696
Cost of sales	(18,173)	(10,754)	(102,398)	(24)	(21,464)	(6,136)	(10,089)	(16,199)
Total selling, distribution and operating expenses, net	(7,844)	(11,182)	(11,894)	(184)	(1,634)	(5,576)	(909)	(3,486)
Total other income and (expense), net	12,769	340	(506)	531	379	2,913	1,382	(906)

Profit (loss) before tax	18,745	822	3,759	425	1,487	2,693	3,109	(1,895)
Income tax (expense) benefit	(718)	(170)	544	(85)	(91)	212	(144)	194

Profit (loss) for the period	18,027	652	4,303	340	1,396	2,905	2,965	(1,701)

Total comprehensive income (loss)	18,027	652	4,303	340	1,396	2,905	2,965	(1,701)

Attributable to non-controlling interests	103	182	256	54	114	281	183	(170)
Dividends paid to non-controlling interests	198	—	—	—	—	—	—	—

Summarised statements of financial position as of December 31, 2019:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Current assets	74,924	4,373	46,448	3,301	14,127	20,413	15,374	4,049
Non-current assets	61,772	4,316	170,004	4,556	3,651	23,484	19,942	4,405
Current liabilities	(135,625)	(2,727)	(177,585)	(93)	(5,308)	(3,001)	(5,504)	(10,153)
Non-current liabilities	(6,626)	(176)	(2,757)	(610)	(261)	(1,098)	(422)	(2,634)

Total equity	5,555	(5,786)	(36,110)	(7,154)	(12,209)	(39,798)	(29,390)	4,333

Attributable to:
Equity shareholders of Mechel PAO	5,828	(4,176)	(34,021)	(6,019)	(11,156)	(35,836)	(27,565)	3,908
Non-controlling interests	(273)	(1,610)	(2,089)	(1,135)	(1,053)	(3,962)	(1,825)	425

Summarised statements of financial position as of December 31, 2018:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Current assets	49,771	3,735	38,571	1,507	9,594	13,863	10,217	5,171
Non-current assets	81,868	4,187	174,639	6,201	6,442	23,221	19,139	1,803
Current liabilities	(101,714)	(2,757)	(176,114)	(108)	(4,751)	(2,336)	(4,870)	(12,765)
Non-current liabilities	(40,888)	(31)	(4,921)	(204)	(141)	(917)	(137)	(1,987)

Total equity	10,963	(5,134)	(32,175)	(7,396)	(11,144)	(33,831)	(24,349)	7,778

Attributable to:
Equity shareholders of Mechel PAO	11,157	(3,706)	(30,314)	(6,223)	(10,182)	(30,462)	(22,837)	7,010
Non-controlling interests	(194)	(1,428)	(1,861)	(1,173)	(962)	(3,369)	(1,512)	768

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

Summarised cash flow information for the year ended December 31, 2019:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Operating	12,043	243	10,898	(146)	(2,482)	2,867	1,375	2,839
Investing	(950)	(58)	(3,522)	163	2,685	(2,627)	(912)	(72)
Financing	(10,945)	(245)	(7,108)	(17)	505	(240)	(199)	(2,741)

Increase (decrease) in cash and cash equivalents, net	148	(60)	268	—	708	—	264	26

Summarised cash flow information for the year ended December 31, 2018:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Operating	13,152	193	13,015	(264)	(1,891)	1,325	3,950	1,647
Investing	547	(97)	(76,283)	264	1,870	(1,003)	(1,163)	(89)
Financing	(13,651)	(99)	63,200	—	(169)	(322)	(2,829)	(1,604)

Increase (decrease) in cash and cash equivalents, net	48	(3)	(68)	—	(190)	—	(42)	(46)

Summarised cash flow information for the year ended December 31, 2017:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Operating	3,434	112	8,036	(211)	(1,221)	500	560	751
Investing	8,008	(38)	(2,950)	210	1,477	(329)	949	73
Financing	(11,445)	(45)	(4,826)	—	(323)	(172)	(1,590)	(755)

(Decrease) increase in cash and cash equivalents, net	(3)	29	260	(1)	(67)	(1)	(81)	69

7.	Investments in associates

Investments in associates comprised of:

	Percent of shares held at		Investment carrying value at
Investee	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
TPTU (Mining segment)	40%	40%	208	189
TRMZ (Mining segment)	25%	25%	113	104

Total investments in associates			321	293

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

TPTU (Tomusinskiy Transportation Management Center) shares are owned by SKCC. The core business is provision of transportation services. TRMZ (Tomusinskiy Auto Repair Shop) shares are owned by SKCC. TRMZ provides repair services.

The following table shows movements in the investments in associates:

	TPTU (Mining segment)	TRMZ (Mining segment)	Total
December 31, 2016	175	90	265
Share of profit	9	9	18

December 31, 2017	184	99	283
Share of profit	5	5	10
December 31, 2018	189	104	293

Share of profit	19	9	28
December 31, 2019	208	113	321

8.	Related party disclosures

Note 1 provides information about the Group’s structure, including details of the subsidiaries and the holding company. The following table provides the total amount of transactions that have been entered into with the related parties in 2019, 2018 and 2017.

	2019			2018			2017
	Purchases	Sales	Other loss (income)	Purchases	Sales	Other loss (income)	Purchases	Sales	Other loss (income)
Associates	110	98	—	121	103	(33)	230	134	(6)
Controlling shareholders and entities under control of the Group’s Controlling shareholders	904	184	138	280	52	(9)	267	50	(33)

Total	1,014	282	138	401	155	(42)	497	184	(39)

As of December 31, 2019 and 2018, the Group had the following balances in settlement with related parties:

	December 31, 2019			December 31, 2018
	Financial assets from	Financial liabilities to	Total outstanding, net	Financial assets from	Financial liabilities to	Total outstanding, net
Associates	7	(6)	1	7	(13)	(6)
Controlling shareholders and entities under control of the Group’s Controlling shareholders	100	(963)	(863)	50	(500)	(450)

Total	107	(969)	(862)	57	(513)	(456)

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

(a)	Controlling shareholders and entities under control of the Group’s Controlling shareholders

As of December 31, 2019 and 2018, the amounts of non-current financial assets fully covered by the allowance for expected credit losses included amounts receivable of RUB 24,391 million and RUB 24,391 million, respectively, described below. In December 2013, the Group, related party (an entity wholly owned by the Controlling Shareholder) and the former Estar metallurgical plants (hereinafter referred to as “metallurgical plants”) signed an assignment agreement. Under that agreement, the Group assigned to its related party the right to collect amounts due from the metallurgical plants, and the related party is to repay this amount to the Group through November 2017. In November 2017, the Group extended the terms of repayment through 2022. The amount of receivables and allowance for expected credit losses have been reclassified to Non-current financial assets (Note 12).

The outstanding cash balance in Coalmetbank, an entity under control of the Group’s controlling shareholders, was RUB 1,509 million and RUB 703 million as of December 31, 2019 and December 31, 2018, respectively.

In 2019, the Group purchased energy and electricity from its related party in the amount of RUB 692 million.

(b)	Compensation to key management personnel

The total compensation to key management personnel was included in general and administrative expenses in the consolidated statement of profit (loss) and other comprehensive income and consisted of the short-term employee benefits in the amount of RUB 592 million, RUB 561 million and RUB 613 million in the year ended December 31, 2019, 2018 and 2017, respectively. There are no share-based payments to key management personnel. The Group’s directors and executive officers are also provided with voluntary medical insurance and the use of wireless services.

9.	Fair value measurement

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial liabilities that are carried in the consolidated financial statements:

		December 31, 2019		December 31, 2018
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities measured at amortised cost
Floating rate loans and borrowings	2	370,312	357,276	384,608	356,444
Bonds	1	6,483	6,534	11,195	10,876
Fixed rate loans and borrowings	2	11,727	11,169	23,029	21,852
Other non-current financial liabilities (Note 10.4)	2	48,303	46,200	44,510	40,528

Total		436,825	421,179	463,342	429,700

The fair value of loans and borrowings was calculated based on the present value of future principal and interest cash flows, discounted at the Group’s interest rates adjusted for risk premium at the reporting dates (Level 2).

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

Management assessed that the fair values of cash and cash equivalents, trade and other receivables (other than arising from provisionally priced contracts), trade and other payables and bank overdrafts approximate their carrying amounts largely due to the short-term maturities of these instruments.

As of December 31, 2019 and 2018, trade receivables of RUB 459 million and RUB 1,938 million arising from provisionally priced contracts were measured at fair value through profit or loss upon recognition (Level 2). The adjustments to the final price on provisionally priced contracts measured at fair value resulted in a net loss of RUB 815 million, net gain of RUB 29 million and net loss of RUB 1,520 million and are recorded within revenue for the year ended December 31, 2019, 2018 and 2017, respectively.

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

10.	Financial assets and financial liabilities

10.1	Financial liabilities: loans and borrowings

The Group has the following principal and interest amounts outstanding for loans and bonds:

Short-term borrowings and current portion of long-term debt	December 31, 2019		December 31, 2018
	Interest rate, %	Amount of outstanding debt	Interest rate, %	Amount of outstanding debt
In Russian rubles
Banks and financial institutions	7.8	1,347	9.3-9.6	3,634
Corporate lenders	—	—	6.7	10
Weighted average interest rate for the period	7.8		9.4

In euro
Banks and financial institutions	1.7-1.9	524	1.3-2.8	580
Corporate lenders	—	—	3.0	22
Weighted average interest rate for the period	1.9		1.5
Current portion of long-term debt	—	368,335	—	398,171
Interest payable	—	9,014	—	7,749
Fines and penalties on overdue amounts	—	2,097	—	2,128

Total short-term borrowings and current portion of long-term debt		381,317		412,294

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

Long-term debt	December 31, 2019		December 31, 2018
	Interest rate, %	Amount of outstanding debt	Interest rate, %	Amount of outstanding debt
In Russian rubles
Banks and financial institutions	1.0-9.8	239,659	5.0-10.0	242,499
Bonds issue	8.0-11.9	6,370	8.0-12.3	10,979
Corporate lenders	9.3	43	6.7	73
Weighted average interest rate for the period	7.9		9.3

In U.S. dollars
Banks and financial institutions	3.2-9.0	44,725	3.9-9.9	54,719
Corporate lenders	—	—	3.0	138
Weighted average interest rate for the period	8.4		8.6

In euro
Banks and financial institutions	0.8-7.0	84,743	0.8-7.0	96,301
Weighted average interest rate for the period	4.8		4.8
Current part of long-term loans and borrowings		(368,335)		(398,171)

Total long-term debt		7,205		6,538

Aggregate scheduled maturities of the debt outstanding as of December 31, 2019 were as follows:

Payable by
On demand	373,705
2020 (current portion)	7,612
2021	4,829
2022	2,292
2023	14
2024	49
Thereafter	21

Total	388,522

The unused portion under all credit facilities as of December 31, 2019 and 2018 was RUB 514 million and RUB 573 million, respectively.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

The outstanding balances of principal amount of short-term and long-term debt by denominated currencies and major banks as of December 31, 2019 and 2018 were as follows:

Short-term and long-term debt	December 31, 2019	December 31, 2018
Russian ruble-denominated
Gazprombank	139,971	142,635
VTB	99,411	73,416
Sberbank	—	25,723
Bonds	6,370	10,979
Eximbank of Russia	—	3,305
Other	1,667	1,137

Total	247,419	257,195

U.S. dollar-denominated
VTB	27,256	7,573
BNP	9,587	10,759
VEB	7,000	8,794
Sberbank	—	23,147
MCB	676	4,037
Pre-export facility	—	7
Other	206	540

Total	44,725	54,857

Euro-denominated
VTB	66,145	74,794
BNP	13,793	15,752
ING Bank	2,221	2,541
NatWest Markets	1,352	1,549
Commerzbank	—	1,317
Deutsche Bank AG.	1,150	—
Other	606	950

Total	85,267	96,903

Total short-term and long-term debt	377,411	408,955

(a)	Pre-export facility agreement

In 2018, the Group refinanced an existing pre-export credit facility by receiving a new euro-denominated loan from VTB in the amount of RUB 66,368 million (EUR 897 million at the dates of transactions). The loan matures in April 2022. The outstanding balances of the pre-export credit facility as of December 31, 2019 and 2018 were nil and RUB 7 million ($100 thousand at exchange rate as of December 31, 2018), respectively.

The finance income in the amount of RUB 12,854 million was recorded in the consolidated statements of profit (loss) and other comprehensive income for the year ended December 31, 2018 as a result of refinancing of pre-export credit facility.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

(b)	VTB facilities

In November 2019, all the ruble-denominated credit facilities of CMP, SKCC and BFP were transferred from Sberbank to VTB according to the assignment agreement between Sberbank and VTB, the terms and conditions remained the same in the assigned agreement.

The outstanding balances of the ruble-denominated facilities as of December 31, 2019 and 2018 were RUB 99,411 million and RUB 73,416 million, respectively, bearing interest at 7.8-8.8% p.a.

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

In October 2018, the Group fulfilled the terms of restructuring agreement signed in 2015. Consequently, finance income in the amount of RUB 12,101 million, including fines and penalties in the amount of RUB 9,878 million, was recognised in the consolidated statements of profit (loss) and other comprehensive income for the year ended December 31, 2018.

In 2018, the Group received an euro-denominated loan from VTB bearing interest at 1M EURIBOR plus 5.5% p.a. in the amount of EUR 897 million (RUB 66,368 million at the date of transactions) in order to refinance the existing pre-export credit facilities in the amount of EUR 864 million (RUB 63,844 million at the date of transactions) and for other purposes in the amount of EUR 33 million (RUB 2,524 million at the date of transactions).

The outstanding balances of the euro-denominated credit facilities as of December 31, 2019 and 2018 were RUB 66,145 million and RUB 74,794 million, respectively, bearing interest at 5.3-7.0% p.a.

In November 2019, all the U.S. dollar-denominated credit facilities of SKCC were transferred from Sberbank to VTB according to the assignment agreement between Sberbank and VTB.

The outstanding balance of the U.S. dollar-denominated credit facilities as of December 31, 2019 and 2018 was RUB 27,256 million and RUB 7,573 million, respectively, bearing interest at 9.0% p.a.

(c)	Gazprombank facilities

The outstanding balances of the ruble-denominated facilities as December 31, 2019 and 2018 were RUB 139,971 million and RUB 142,635 million, respectively, bearing interest at 7.8% p.a.

[2]

Cash flows arising from settlement of VTB credit facilities were disclosed on a gross basis (as cash inflows and cash outflows within financing activities in the amount of RUB 5,000 million for the years ended December 31, 2019, 2018 and 2017). All payments under the credit facility issued to Mechel PAO are made upon receipt of the respective proceeds from VTB under the credit facility issued to CMP.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

(d)	Sberbank facilities

In November 2019, all the ruble-denominated credit facilities of CMP, SKCC and BFP, excluding interest payable for the amount of RUB 182 million, were transferred from Sberbank to VTB according to the assignment agreement between Sberbank and VTB, the terms and conditions remained the same in the assigned agreement.

The outstanding balances of the ruble-denominated facilities as of December 31, 2019 and 2018 were nil and RUB 25,723 million, respectively.

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

In November 2019, all the U.S. dollar-denominated credit facilities of SKCC, excluding interest payable for the amount of RUB 370 million ($5,984 thousand at exchange rate as of December 31, 2019), were transferred from Sberbank to VTB according to the assignment agreement between Sberbank and VTB, the terms and conditions remained the same in the assigned agreement.

The outstanding balances of the U.S. dollar-denominated facilities as of December 31, 2019 and 2018 were nil and RUB 23,147 million ($333,198 thousand at exchange rate as of December 31, 2018), respectively. As of December 31, 2019 and 2018, there were no overdue principal amount and overdue interest on the Sberbank credit facilities.

(e)	VEB facility

In September 2017, the Group signed a new credit agreement, providing the Group with refinancing of existing credit facilities and the final maturity until April 2022. According to the agreement, VEB provided a credit facility in the amount of up to $190 million to refinance existing credit facilities.

The Elgaugol’s outstanding balances under VEB credit facility as of December 31, 2019 and 2018 were RUB 7,000 million ($113,069 thousand at exchange rate as of December 31, 2019) and RUB 8,794 million ($126,583 thousand at exchange rate as of December 31, 2018), respectively, bearing interest at 5.5% p.a.

As of December 31, 2019 and 2018, there were no overdue principal amount and overdue interest on the VEB credit facilities. The use of proceeds under the facility is limited to the development of the Elga coal project.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

(f)	Bonds

During 2009-2011, Mechel PAO placed a number of issues of the 5,000,000 ruble-denominated bonds each in an aggregate principal amount of RUB 40,000 million with maturity dates between February 2020 — July 2021. The range of coupon interest rate as of December 31, 2019 varies from 8.0% p.a. to 11.9% p.a.

(g)	Other loans

Other loans represent the Russian ruble, U.S. dollar and euro-denominated long-term and short-term loans bearing interest at 0.8%-10.9% p.a. The outstanding balance under other loan agreements amounted to RUB 31,258 million and RUB 41,887 million as of December 31, 2019 and 2018, respectively.

As of December 31, 2019, the Group’s overdue principal amount and overdue interest on other loans amounted to RUB 25,354 million and RUB 1,563 million, respectively, as of December 31, 2018 — RUB 25,209 million and RUB 1,726 million, respectively. The fines and penalties on overdue amounts of RUB 2,097 million and RUB 1,622 million were recorded in loans and borrowings in the consolidated statement of financial position as of December 31, 2019 and 2018, respectively. The fines and penalties in the amount of RUB 733 million, RUB 858 million and RUB 1,038 million were recorded as finance costs in the consolidated statements of profit (loss) and other comprehensive income for the year ended December 31, 2019, 2018 and 2017, respectively.

In 2010-2017, the Group signed revolving credit agreements for working capital financing up to RUB 4,512 million with several banks. These revolving credit lines allow the Group to withdraw, repay and re-draw in the agreed amounts, timing and number of times until the arrangement expires. Borrowings bear interest at 5.3-7.0% p.a.

(h)	Pledges

In order to secure bank financings, the Group pledged shares in certain key subsidiaries, including 100% of Yakutugol, 95% + 3 shares of SKCC, 91.66% of shares of CMP, 50% + 2 shares of common shares of BMP, 80% + 2 shares of KMP, 87.5%+3 shares of Mechel Mining, 75% + 2 shares of USP, 25% + 1 share of Izhstal, 25% + 1 share of Port Posiet, 50.99% of registered capital of Elgaugol, 25% of registered capital of Mecheltrans, 100% of registered capital of Fincom-invest OOO, 25% of registered capital of BFP, 25% of registered capital of Port Temryuk, 1.99% of registered capital of Mecheltrans Vostok OOO, 1.99% of registered capital of Elga-road as of December 31, 2019.

As of December 31, 2019 and 2018, the carrying value of property, plant and equipment pledged under the loan agreements amounted to RUB 116,717 million and RUB 117,370 million, respectively (Note 15). Carrying value of inventories pledged under the loan agreements amounted to RUB 2,931 million and RUB 3,472 million as of December 31, 2019 and 2018, respectively. Accounts receivable pledged as of December 31, 2019 and 2018 amounted to RUB 179 million and RUB 1,044 million, respectively. Additionally, CMP pledged its rights to receive future payments (revenue) related to the contract with Russian Railways JSC in the amount of RUB 6,191 million ($100 million).3

[3]	CMP’s accounts receivable from Russian Railways JSC as of December 31, 2019 amounted to RUB 695 million.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

The Group was required to comply with the following ratios under the most significant loan agreements with the Russian state-controlled banks as of December 31, 20194:

Restrictive covenants	Requirement	Actual as of December 31, 2019
Group’s EBITDA to Net Interest Expense	Shall not be less than 2.0:1.0	1.36:1.0
Group’s EBITDA to Consolidated Financial Expense	Shall not be less than 2.0:1.0	1.40:1.0
Group’s Net Debt to EBITDA	Shall not exceed 6.0:1.0	8.85:1.0
Group’s Total Debt to EBITDA	Shall not exceed 3.5:1.0	8.51:1.0
Group’s Cash flow from operating activities to EBITDA	Shall not be less than 0.8:1.0	1.08:1.0
Group’s EBITDA to Revenue	Shall not be less than 0.2:1.0	0.18:1.0

As of December 31, 2019, the Group was not in compliance with all major covenants set by the loan agreements with the Russian state-controlled banks, except for the Cash flow from operating activities to EBITDA. Also, the Group was not in compliance with covenants contained in the loan agreements with foreign banks (such as Net Borrowings to EBITDA ratio, EBITDA to Net Interest Expense ratio and targeted amount of Adjusted Shareholder’s Equity). There was a default on payments of principal and interest in the amount of RUB 25,354 million and RUB 1,563 million, respectively, which is represented primarily by ECA-covered loans (represented by the credit facilities of BNP, ING, NatWest, Deutsche Bank AG and other international banks). As a result, the long-term debt of RUB 220,046 million was reclassified to short-term liabilities as of December 31, 2019.

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

[4]

Net Debt and Total Debt are calculated according to the respective definitions set by the credit agreements. Generally, Total Debt includes outstanding loans, lease, bonds and other finance liability balances; Net Debt is equal to Total Debt less cash and cash equivalents.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

As of December 31, 2019, the Group was in breach of a number of financial and non-financial covenants contained in the Group’s loan agreements which led to cross-defaults under other loan and lease agreements, permitting the respective lenders under such other facilities to accelerate the payment of principal and interest under their loans.

The following tables show the remaining contractual maturities at the reporting date of the Group’s non-derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payment computed using contractual rates, or if floating, based on rates current at the reporting date) and the earliest the Group can be required to pay.

	Maturity
	On demand	Within 1 year	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years	Total
At December 31, 2019
Loans and borrowings, including interest payable	373,799	7,998	5,024	2,325	14	70	389,230
Lease liabilities	8,802	3,992	3,122	1,230	643	12,515	30,304
Trade and other payables	20,210	14,642	—	—	—	—	34,852
Other financial liabilities	—	—	54,450	38	38	19	54,545

	Maturity
	On demand	Within 1 year	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years	Total
At December 31, 2018
Loans and borrowings, including interest payable	406,337	7,185	4,520	2,550	16	119	420,727
Lease liabilities	1,664	5,186	908	886	745	350	9,739
Trade and other payables	15,891	15,270	352	186	16	—	31,715
Other financial liabilities	—	—	—	55,742	—	—	55,742

Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the reporting date.

The Group is exposed to credit risk from its operating activities (primarily trade receivables (Note 12)) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

An impairment analysis is performed at each reporting date on an individual basis for major customers. In addition, a large number of minor receivables are grouped into homogenous groups and assessed for impairment collectively. The calculation is based on actual incurred historical data. Based on the results of impairment analysis the allowance for expected credit losses on receivables is recognised (Note 12).

The maximum exposure to credit risk arising from the Group’s financial assets is presented as follows:

	December 31, 2019	December 31, 2018
Restricted cash (excluding cash on hand)	147	51
Cash deposits	1,074	494
Trade and other receivables	15,442	17,718
Other financial assets	382	533
— Promissory notes	—	212
— Loans issued	368	305
— Bonds	14	16

Total	17,045	18,796

The Group evaluates the concentration of risk with respect to trade receivables as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets.

Foreign currency risk

Foreign currency risk is the risk that the value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchanges rates. This risk arises when commercial transactions and recognised assets and liabilities are denominated in a currency different from the Group’s functional currencies.

The Group undertakes transactions denominated in foreign currencies and consequently is exposed to foreign currency risk. Approximately 26% of the Group’s sales are denominated in U.S. dollars and 11% of the Group’s sales are denominated in euro, 13% of the Group’s borrowings are denominated in U.S. dollars and 22% of the Group’s borrowings are denominated in euro. The Group does not have formal arrangements to mitigate foreign currency risk. However, management of the Group believes that the foreign currency risk from sales of the Group denominated in U.S. dollars and euro is partly mitigated by foreign exchange (loss) gain from the Group’s borrowings and purchases denominated in foreign currencies, mostly in euro and U.S. dollars.

The Group’s exposure at the reporting date to foreign currency risk arising from recognised assets and liabilities denominated in a currency other than the functional currency of the entity to which they relate to is set out in the table below:

Assets and liabilities denominated in U.S. dollars	December 31, 2019	December 31, 2018
Current assets	639	157
Trade and other receivables	172	27
Cash and cash equivalents	467	130

Non-current liabilities	(4,667)	—
Loans and borrowings	(4,667)	—

Current liabilities	(41,047)	(54,954)
Loans and borrowings	(38,861)	(51,732)
Trade and other payables	(2,186)	(3,222)

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

Assets and liabilities denominated in euro	December 31, 2019	December 31, 2018
Current assets	171	812
Trade and other receivables	63	510
Cash and cash equivalents	108	302

Non-current liabilities	(148)	(219)
Lease liabilities	(148)	(219)

Current liabilities	(88,794)	(101,294)
Loans and borrowings	(86,213)	(98,285)
Trade and other payables	(2,499)	(2,953)
Lease liabilities	(82)	(56)

Sensitivity analysis

The table below demonstrates the Group’s sensitivity to a devaluation of the Russian ruble against U.S. dollar and euro which management believes is an appropriate measure in the current market conditions and which would impact its operations:

	Change in U.S. dollar to Russian ruble exchange rate	Effect ((decrease)/ increase) on profit before tax	Change in Euro to Russian ruble exchange rate	Effect ((decrease)/ increase) on profit before tax
2017	+10%	(11,785)	+10%	(2,674)
	-10%	11,785	-10%	2,674
2018	+14%	(7,672)	+14%	(14,098)
	-14%	7,672	-14%	14,098
2019	+13%	(5,860)	+13%	(11,540)
	-11%	4,958	-11%	9,765

Interest rate risk

Interest rate risk is the risk that changes in floating interest rates adversely impacts the financial results of the Group. As of December 31, 2019 and 2018, the share of the borrowings with floating rates in the total amount of the borrowings were 97% (incl. key rate of the Central Bank of the Russian Federation – 65%, LIBOR, EURIBOR and other – 32%) and 95% (incl. key rate of the Central Bank of the Russian Federation – 62%, LIBOR, EURIBOR and other – 33%), respectively.

The table below demonstrates the Group’s sensitivity to the change of floating rates:

	Increase/decrease in the key rate of the Central Bank of Russian Federation (%)	Effect ((decrease)/ increase) on profit before tax	Increase/ decrease in LIBOR (%)	Effect ((decrease)/ increase) on profit before tax	Increase/ decrease in EURIBOR (%)	Effect ((decrease)/ increase) on profit before tax
2017	+1.00%	(2,744)	+0.48%	(500)	+0.04%	(8)
	-2.00%	5,488	-0.24%	250	-0.08%	16
2018	+0.75%	(1,922)	+0.50%	(226)	+0.20%	(190)
	-1.00%	2,563	-0.15%	68	-0.01%	9
2019	+1.25%	(3,116)	+0.35%	(145)	+0.15%	(126)
	-1.25%	3,116	-0.35%	145	-0.15%	126

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

10.3	Other current financial assets

In November 2011, the owners of the metallurgical plants (refer to Note 8(a)) and the Group entered into a loan agreement pursuant to which a loan of $944,530 thousand (RUB 28,433 million at exchange rate as of November 10, 2011) was granted by the Group. The loan consists of several tranches which bear interest at the range of 1-8.5% p.a. To secure the loan, shares in the major metallurgical plants (or shares in parent companies of such metallurgical plants) were pledged. The proceeds from this loan were used by the metallurgical plants to repay most of the accounts receivable owed to the Group. According to the loan agreement, in the event that the loan is not repaid at maturity (September 30, 2012), the Group was entitled to enforce the pledge over the pledged metallurgical plants assets and thereby take control of these assets subject to approval from the Russian Federal Antimonopoly Service. The Group has not taken possession of assets provided as collateral because these entities are under the bankruptcy procedure and burdened with substantial amount of debt.

The Group evaluates the recoverability of the loan based on the fair value of the pledged assets. As of December 31, 2019, 2018 and 2017, this loan in the amount of RUB 7,992 million, RUB 10,240 million and RUB 9,800 million, respectively, was fully provided for as the fair value of the pledged assets was nil as at these dates.

In 2019, this loan was partially written off in the amount of $34,929 thousand (RUB 2,250 million at the dates of transactions) due to liquidation of certain debtors.

10.4	Other non-current financial liabilities

The Group recognised other non-current financial liabilities under the put option of Gazprombank in the amount of RUB 48,201 million as of December 31, 2019 and RUB 44,056 million as of December 31, 2018 (estimated at the present value of the consideration to be transferred upon the exercise of the put option discounted at the key rate of the Central Bank of the Russian Federation plus 2%). The respective finance cost was recognised in the consolidated statement of profit (loss) and other comprehensive income in the amount of RUB 4,145 million, RUB 3,796 million and RUB 4,062 million for 2019, 2018 and 2017, respectively (Note 24.4).

On August 23, 2019, the Group received the offer from Gazprombank to acquire a 34% stake in the Elga coal complex. The offer expired on January 20, 2020 and the Group did not exercise its preemptive right under the offer. Gazprombank still has put option to sell the stake (in full or in part) in the Elga coal complex to the Group within three years following a five-year grace period or in case of a breach of conditions stipulated by the put option agreement signed in 2016.

10.5	Other current financial liabilities

As part of the restructuring requirement, in January 2017, the Group signed a call option agreement with VTB providing VTB with an option to acquire preferred shares of Mechel PAO.

At the date of the call option agreement, the Group recognised the financial liability at fair value in the amount of RUB 815 million. The corresponding amount was capitalized as restructuring fees within loans and borrowings considering this call option agreement as part of the restructuring requirement.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

On August 10, 2018, VTB notified the Group of its decision to exercise the option and receive cash of RUB 442 million. On August 22, 2018, RUB 442 million has been paid by the Group in full.

10.6	Leases

The Group has lease contracts for various items of land, operating machinery and equipment and transportation vehicles. None of them meets the definition of investment property. The Group presents right-of-use assets within property, plant and equipment in the consolidated statement of financial position.

Set out below are the carrying amounts of right-of-use assets recognised and the movements during the period:

	Land	Buildings and constructions	Operating machinery and equipment	Transportation vehicles	Total
At January 1, 2019	—	—	643	9,469	10,112
Adjustment on initial application of IFRS 16	1,932	681	73	12	2,698
Additions	200	541	405	7,401	8,547
Depreciation charge	(72)	(138)	(204)	(2,587)	(3,001)
Disposals	(9)	—	(6)	(2)	(17)
Impairment	(72)	—	(19)	(363)	(454)
Transfer to own property, plant and equipment	—	—	(114)	(1)	(115)
Exchange differences	(1)	(23)	(15)	(3)	(42)

At December, 31 2019	1,978	1,061	763	13,926	17,728

The Group presents lease liabilities separately from other liabilities in the consolidated statement of financial position.

The following amounts related to the lease were recognised for the reporting period:

2019
The maturity analysis of lease liabilities	Note 10.2
The cash flow effect of sale and leaseback transactions (net increase, consolidated statement of cash flows)	248
Interest expense on lease liabilities (Note 24.4)	1,409
Expense relating to short-term leases	1,536
Commitments for short-term leases as of December 31	62
The total cash outflow for leases	5,404

The Group’s lease contracts contain a number of restrictions, which included but not limited to, overdue principal and cross-default provisions. As of December 31, 2019 and 2018, the Group was not in compliance with the payment schedules under certain lease contracts and the Group’s loan agreements. As a result, the related long-term lease liabilities of RUB 5,480 million and RUB 1,320 million were reclassified to short-term lease liabilities due to covenant violations as of December 31, 2019 and 2018, respectively.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

In June 2019, the Group has extended a contract for lease of railway carriages until July 2021 resulting in addition to right-of-use assets and lease liabilities recognised in the amount of RUB 4,862 million. Until May 2019, the contract for lease of these railway carriages was short-term and contract expense was recognised within expense relating to short-term leases.

The Group has lease contracts that have not yet commenced as of December 31, 2019 with the future lease payments of RUB 45 million within one year, RUB 110 million within five years and RUB 1 million thereafter.

11.	Inventories

	December 31, 2019	December 31, 2018
Raw materials	13,643	14,980
Work in progress	8,565	8,681
Finished goods and goods for resale	17,565	19,762

Total inventories at the lower of cost and net realisable value	39,773	43,423

During 2019, RUB 1,763 million (2018: RUB 1,162 million, 2017: RUB 470 million) was recognised as an expense within cost of sales for inventories carried at net realisable value. The amount of inventories recognised as an expense during the period was RUB 93,837 million for 2019 (2018: RUB 115,126 million, 2017: RUB 102,613 million).

12.	Trade and other receivables

	December 31, 2019	December 31, 2018
Trade receivables, including from contracts with	21,262	24,039
— domestic customers	18,251	19,037
— foreign customers	3,011	5,002
Less allowance for expected credit losses on trade receivables	(6,200)	(6,749)

Total trade receivables, net	15,062	17,290

Other receivables	2,933	3,410
Less allowance for expected credit losses on other receivables	(2,655)	(3,088)

Total other receivables, net	278	322

Total accounts receivable, net	15,340	17,612

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

Set out below is the information about the credit risk exposure on the Group’s trade receivables by ageing as of December 31, 2019 and 2018:

	December 31, 2019		December 31, 2018
	Trade receivables	Expected credit losses	Trade receivables	Expected credit losses
Current	11,907	(169)	14,734	(659)
=<30 days	2,154	(59)	2,178	(106)
31-60 days	504	(99)	497	(62)
61-90 days	355	(126)	199	(57)
91-180 days	444	(134)	334	(142)
181-365 days	659	(565)	579	(377)
>1 year	5,239	(5,048)	5,518	(5,346)

Total trade receivables	21,262	(6,200)	24,039	(6,749)

The Group does not hold any collateral over these balances.

The movements in the allowance for expected credit losses on trade and other receivables were as follows:

Total
At December 31, 2016	(33,941)
Charge for the year	(343)
Utilised amounts	603
Reclassified to non-current financial assets (Note 8)	24,391
Exchange rate difference	207

At December 31, 2017	(9,083)
Charge for the year	(791)
Utilised amounts	575
Exchange rate difference	(538)

At December 31, 2018	(9,837)
Charge for the year	(226)
Utilised amounts	800
Exchange rate difference	408

At December 31, 2019	(8,855)

13.	Other current and non-current assets

	December 31, 2019	December 31, 2018
Other current assets
Prepayments and advances	2,930	4,778
Input VAT and other taxes recoverable	3,970	3,758
Other current assets	82	137

Total prepayments and other current assets	6,982	8,673

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

	December 31, 2019	December 31, 2018
Other non-current assets
Deferred assets from sale and lease back	208	241
Other non-current assets	345	389

Total other non-current assets	553	630

Generally in Russia, VAT related to sales is payable to the tax authorities on an accrual basis based upon invoices issued to the customer. VAT incurred on purchases may be reclaimed, subject to certain restrictions, against VAT related to sales.

14.	Cash and cash equivalents

	December 31, 2019	December 31, 2018
Cash on hand	6	8
Cash at banks, including
— in Russian rubles	1,715	360
— in U.S. dollars	1,081	766
— in euro	640	596
— in other currencies	160	164

Total cash and cash equivalents	3,602	1,894
Less allowance for expected credit losses	(93)	(91)

Total cash and cash equivalents, net	3,509	1,803

For the purpose of the consolidated statement of cash flows, bank overdrafts are deducted from cash and cash equivalents in the amount of RUB 642 million and RUB 1,423 million as of December 31, 2019 and 2018, respectively. As of December 31, 2019 and 2018, the Group had short-term deposits included in cash at banks of RUB 1,074 million and RUB 494 million, respectively.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

Reconciliation between the changes in liabilities arising from financing activities including both changes arising from cash flows and non-cash changes:

	Loans and borrowings	Lease liabilities	Deferred payments for acquisition of assets	Effect of sale and leaseback transactions	Put option of Gazprombank	Other current financial liabilities	Deferred consideration paid for the acquisition of subsidiaries in prior periods
At December 31, 2016	445,809	10,596	1,052	—	36,198	—	8,032
Cash flows	(42,480)	(4,801)	(455)	—	—	—	(3,652)
Foreign exchange movement	(3,942)	(67)	—	—	—	—	(370)
Changes in fair value	—	—	—	—	—	(81)	—
Other changes, including interest	40,506	3,626	1,083	—	4,062	815	—

At December 31, 2017	439,893	9,354	1,680	—	40,260	734	4,010
Cash flows	(52,951)	(3,892)	(629)	—	—	(442)	(3,968)
Foreign exchange movement	24,167	83	—	—	—	—	339
Changes in fair value	—	—	—	—	—	(292)	—
Other changes, including interest	7,723	2,748	379	—	3,796	—	—

At December 31, 2018	418,832	8,293	1,430	—	44,056	—	381
Cash flows	(42,831)	(3,488)	(341)	234	—	—	(361)
Foreign exchange movement	(17,636)	(38)	—	—	—	—	(20)
Other changes, including interest	30,157	12,588	62	14	4,145	—	—

At December 31, 2019	388,522	17,355	1,151	248	48,201	—	—

The table above does not include dividends paid of RUB 1,531 million, RUB 1,394 million and RUB 978 million, acquisition of non-controlling interests in subsidiaries of RUB nil million, RUB nil million and RUB 3,358 million and fines and penalties on overdue leases of RUB 39 million, RUB 10 million and RUB 13 million for the years ended December 31, 2019, 2018 and 2017, respectively.

The amounts presented in other changes are primarily attributable to interest accrued of RUB 33,159 million, RUB 36,660 million and RUB 41,528 million for the years ended December 31, 2019, 2018 and 2017, respectively (Note 24.4), new lease agreements of RUB 11,234 million (including effect of adoption of IFRS 16 in the amount of RUB 3,259 million), RUB 1,675 million and RUB 2,295 million for the years ended December 31, 2019, 2018 and 2017, respectively, and effect of restructuring of loans of RUB 25 million, RUB 33,514 million and RUB 264 million for the years ended December 31, 2019, 2018 and 2017, respectively.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

15.	Property, plant and equipment

	Land	Buildings and constructions	Operating machinery and equipment	Trans- portation vehicles	Other equipment	Construction- in-progress	Mining plant and equipment	Railway Ulak-Elga	Total
Cost
At December 31, 2016	3,049	77,659	114,328	29,291	822	21,134	15,100	74,791	336,174
Additions	6	363	1,531	3,124	45	5,767	1,576	—	12,412
Change in rehabilitation provision	—	141	—	—	—	—	(58)	—	83
Transfers	—	2,934	3,360	190	148	(7,011)	362	17	—
Disposals	(12)	(432)	(1,713)	(1,795)	(28)	(245)	(3)	—	(4,228)
Exchange differences	52	148	132	21	9	—	—	—	362

At December 31, 2017	3,095	80,813	117,638	30,831	996	19,645	16,977	74,808	344,803
Additions	9	10	2,423	2,048	83	6,851	50	—	11,474
Change in rehabilitation provision	—	(187)	—	—	—	—	(102)	—	(289)
Transfers	1	487	2,750	251	97	(4,099)	119	394	—
Disposals	(255)	(649)	(1,734)	(1,410)	(32)	(509)	(136)	—	(4,725)
Exchange differences	91	277	251	40	28	—	—	—	687

At December 31, 2018	2,941	80,751	121,328	31,760	1,172	21,888	16,908	75,202	351,950
Adjustment on initial application of IFRS16	2,488	686	73	12	—	—	—	—	3,259
Additions	200	568	1,585	7,683	33	7,332	38	—	17,439
Change in rehabilitation provision	—	456	—	—	—	—	707	—	1,163
Transfers	(9)	2,606	3,176	262	21	(6,752)	(26)	722	—
Disposals	(36)	(241)	(2,415)	(2,159)	(33)	(990)	—	—	(5,874)
Exchange differences	(86)	(289)	(240)	(37)	(30)	(2)	—	—	(684)

At December 31, 2019	5,498	84,537	123,507	37,521	1,163	21,476	17,627	75,924	367,253

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

	Land	Buildings and constructions	Operating machinery and equipment	Trans- portation vehicles	Other equipment	Construction- in-progress	Mining plant and equipment	Railway Ulak-Elga	Total
Depreciation and impairment At December 31, 2016	(251)	(35,905)	(72,899)	(16,769)	(733)	(1,582)	(3,101)	(581)	(131,821)
Depreciation charge	—	(3,747)	(7,315)	(2,222)	(72)	—	(245)	(235)	(13,836)
Disposals	—	302	1,611	1,720	22	127	1	7	3,790
Reversal of impairment/ (impairment)	(37)	(876)	(2,174)	(454)	(5)	(278)	(1,067)	—	(4,891)
Exchange differences	(4)	(49)	(95)	(13)	(9)	—	—	—	(170)

At December 31, 2017	(292)	(40,275)	(80,872)	(17,738)	(797)	(1,733)	(4,412)	(809)	(146,928)
Depreciation charge	—	(3,550)	(7,273)	(2,253)	(99)	—	(180)	(279)	(13,634)
Disposals	223	287	1,593	1,317	50	47	170	—	3,687
Impairment	(43)	(319)	(1,065)	(709)	(15)	(536)	(2,153)	—	(4,840)
Exchange differences	(3)	(110)	(191)	(28)	(24)	—	—	—	(356)

At December 31, 2018	(115)	(43,967)	(87,808)	(19,411)	(885)	(2,222)	(6,575)	(1,088)	(162,071)
Adjustment on initial application of IFRS16	(556)	(5)	—	—	—	—	—	—	(561)
Depreciation charge	(72)	(2,919)	(6,968)	(3,469)	(53)	—	(186)	(295)	(13,962)
Disposals	25	194	2,237	2,108	21	30			4,615
Reversal of impairment/ (impairment)	(36)	615	1,495	(415)	10	(310)	(18)	—	1,341
Exchange differences	4	117	194	39	23	—	—	—	377

At December 31, 2019	(750)	(45,965)	(90,850)	(21,148)	(884)	(2,502)	(6,779)	(1,383)	(170,261)

Net book value
At December 31, 2016	2,798	41,754	41,429	12,522	89	19,552	11,999	74,210	204,353

At December 31, 2017	2,803	40,538	36,766	13,093	199	17,912	12,565	73,999	197,875

At December 31, 2018	2,826	36,784	33,520	12,349	287	19,666	10,333	74,114	189,879

At December 31, 2019	4,748	38,572	32,657	16,373	279	18,974	10,848	74,541	196,992

According to the results of the impairment analysis of non-current assets, gain from reversal of impairment of RUB 1,341 million and impairment losses of RUB 4,840 million and RUB 4,891 million were recognised by the Group for the years ended December 31, 2019, 2018 and 2017, respectively (Note 17).

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

Property, plant and equipment other than right-of-use assets

	Land	Buildings and constructions	Operating machinery and equipment	Trans- portation vehicles	Other equipment	Construction- in-progress	Mining plant and equipment	Railway Ulak-Elga	Total
Cost
At December 31, 2018	2,941	80,751	119,583	17,203	1,172	21,888	16,908	75,202	335,648
Additions	—	27	1,180	282	33	7,332	38	—	8,892
Change in rehabilitation provision	—	456	—	—	—	—	707	—	1,163
Transfers	(9)	2,606	3,176	262	21	(6,752)	(26)	722	—
Transfer to own property, plant and equipment	—	—	752	95	—	—	—	—	847
Disposals	(24)	(240)	(2,400)	(2,045)	(33)	(990)	—	—	(5,732)
Exchange differences	(84)	(263)	(223)	(29)	(30)	(2)	—	—	(631)

At December 31, 2019	2,824	83,337	122,068	15,768	1,163	21,476	17,627	75,924	340,187

Depreciation and impairment
At December 31, 2018	(115)	(43,967)	(86,706)	(14,323)	(885)	(2,222)	(6,575)	(1,088)	(155,881)
Depreciation charge	—	(2,781)	(6,764)	(882)	(53)	—	(186)	(295)	(10,961)
Transfer to own property, plant and equipment	—	—	(638)	(94)	—	—	—	—	(732)
Disposals	22	193	2,228	1,996	21	30			4,490
Reversal of impairment/ (impairment)	36	615	1,514	(52)	10	(310)	(18)	—	1,795
Exchange differences	3	114	192	34	23	—	—	—	366

At December 31, 2019	(54)	(45,826)	(90,174)	(13,321)	(884)	(2,502)	(6,779)	(1,383)	(160,923)

Net book value
At December 31, 2018	2,826	36,784	32,877	2,880	287	19,666	10,333	74,114	179,767

At December 31, 2019	2,770	37,511	31,894	2,447	279	18,974	10,848	74,541	179,264

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

Assets under construction

As of December 31, 2019 and 2018, construction-in-progress included advances issued for acquisition of property, plant and equipment in the amounts of RUB 277 million and RUB 547 million, respectively.

Property pledged to the banks as security

Certain property, plant and equipment assets have been pledged to secure bank loans and borrowings granted to the Group:

	December 31, 2019	December 31, 2018
Net book value	116,717	117,370

Capitalised borrowing costs

The amount of borrowing costs capitalised during the year ended December 31, 2019 was RUB 309 million (2018: RUB 492 million, 2017: RUB 621 million). The rate used to determine the amount of borrowing costs eligible for capitalisation was 8.57% (2018: 8.55%, 2017: 9.70%), which is the average rate of the eligible borrowings.

Contractual commitments

As of December 31, 2019 and 2018, the total Group’s contractual commitments to acquire property, plant and equipment excluding VAT amounted to RUB 10,506 million and RUB 11,801 million, respectively.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

16.	Intangible assets

	Goodwill	Mineral licenses	Other intangible assets
Cost
At December 31, 2016	32,902	55,783	—
Additions	—	—	880
Disposal	—	(165)	—
Exchange differences	(24)	—	—

At December 31, 2017	32,878	55,618	880
Additions	—	—	—
Disposal	—	—	—
Exchange differences	90	—	—

At December 31, 2018	32,968	55,618	880
Additions
Disposal
Exchange differences	(57)

At December 31, 2019	32,911	55,618	880

Amortisation and impairment
At December 31, 2016	(14,547)	(19,684)	—
Impairment	—	(1,190)	—
Amortisation	—	(1,504)	—

At December 31, 2017	(14,547)	(22,378)	—
Impairment	(2,382)	—	—
Amortisation	—	(1,172)	(36)
Disposal	—	—	—
Exchange differences	—	—	—

At December 31, 2018	(16,929)	(23,550)	(36)
Impairment	(3,139)	(6)	—
Amortisation	—	(987)	(35)
Disposal	—	—	—
Exchange differences	—	—	—

At December 31, 2019	(20,068)	(24,543)	(71)

Net book value
At December 31, 2016	18,355	36,099	—

At December 31, 2017	18,331	33,240	880

At December 31, 2018	16,039	32,068	844

At December 31, 2019	12,843	31,075	809

In December 2017, the Group acquired the rights to connect to the power grid for providing the SKCC’s power receiving equipment with an additional power capacity. These rights are recorded as other intangible assets of mining segment with a useful life of 25 years.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

As of December 31, 2019 and 2018, the Group performed an impairment analysis of goodwill (Note 17).

As of December 31, 2019 and 2018, the total Group’s contractual commitments to acquire intangible assets excluding VAT amounted to nil and RUB 110 million, respectively.

17.	Impairment of goodwill and other non-current assets

As of December 31, 2019 and 2018, the Group performed an impairment analysis of goodwill and other non-current assets at the level of cash generating units (CGU). The Group considers the relationship between market capitalization and its book value, among other factors, when reviewing for indicators of impairment. Goodwill acquired through business combinations has been allocated to CGUs for impairment testing as follows (before impairment write-downs):

		Goodwill
Cash generating units	Segment	December 31, 2019	December 31, 2018
Yakutugol	Mining	13,399	13,399
Kuzbass Power Sales Company	Power	1,026	1,026
Port Posiet	Mining	756	756
Chelyabinsk Metallurgical Plant	Steel	589	646
Southern Kuzbass Coal Company	Mining	143	143
Port Temryuk	Mining	69	69
Southern Kuzbass Power Plant	Power	—	2,382

Total		15,982	18,421

As of December 31, 2019 and 2018, the recoverable amount of CGUs was determined based on value in use except for one CGU with the recoverable amount determined as fair value less cost to sell. Inflation and discount rates, range of discount rates, estimated for each year for the forecasted period, were as follows:

	Forecast period, years
For the year ended December 31, 2018	2019	2020	2021	2022	2023
Inflation rate in Russia	5.0%	4.3%	3.8%	4.0%	4.0%
Inflation rate in European countries	3.3%	3.3%	3.1%	3.1%	3.0%
Pre-tax discount rate, %	11.10%-23.60%	11.10%-23.60%	11.10%-23.60%	11.10%-23.60%	11.10%-23.60%

For the year ended December 31, 2019	2020	2021	2022	2023	2024
Inflation rate in Russia	3.7%	3.4%	3.8%	3.8%	3.8%
Inflation rate in European countries	3.1%	2.7%	2.8%	2.8%	2.9%
Pre-tax discount rate, %	10.0%-14.9%	10.0%-14.9%	10.0%-14.9%	10.0%-14.9%	10.0%-14.9%

As of December 31, 2019, the Group performed the impairment testing for the following number of CGUs by segments: Steel – 3, Mining – 6 and Power – 2.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

Impairment of goodwill

According to the results of the impairment analysis of goodwill, an impairment loss as of December 31, 2019 was recognised in the following CGU:

Cash generating units	Impairment loss on goodwill at December 31, 2019
Yakutugol	3,139

Total	3,139

Goodwill at Yakutugol was impaired in the amount of RUB 3,139 as of December 31, 2019 due to coal prices decline in long-term forecast along with forthcoming depletion of Neryungrinsky Open Pit. The remaining carrying value of goodwill was RUB 10,259 million.

According to the results of the impairment analysis of goodwill, an impairment loss as of December 31, 2018 was recognised in the following CGU:

Cash generating units	Impairment loss on goodwill at December 31, 2018
Southern Kuzbass Power Plant (SKPP)	2,382

Total	2,382

Goodwill at SKPP was written down from RUB 2,382 million to nil as of December 31, 2018 due to the breakdown of generating equipment and increased raw materials cost, that led to the increased idle and maintenance costs and reduced generating capacity forecasts.

According to the results of the impairment analysis of goodwill, no impairment loss as of December 31, 2017 was recognized.

Impairment of non-current assets

According to the results of the impairment analysis, impairment of non-current assets was identified for the following CGUs as of December 31, 2019:

Cash generating units	Impairment loss on non-current assets identified as a result of impairment tests at December 31, 2019
Bratsk Ferroalloy Plant (BFP)	727
Korshunov Mining Plant (KMP)	549

Total	1,276

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

Impairment of non-current assets at BFP of RUB 727 million was recognised due to ferrosilicon prices decline in long-term forecast. The remaining carrying value of the property, plant and equipment and mineral licenses of BFP was RUB 702 million. Estimated future cash flows remained negative at KMP therefore property, plant and equipment acquired in 2019 for the purpose to maintain production volumes in accordance with the license agreement obligations was written down to nil as of December 31, 2019.

According to the results of the impairment analysis, reversal of previously recognised impairment loss of non-current assets was identified for the following CGUs as of December 31, 2019:

Cash generating units	Gain from reversal of previously recognised impairment loss on non-current assets at December 31, 2019
Izhstal	2,611

Total	2,611

An impairment loss of non-current assets previously recognised at Izhstal was reversed of RUB 2,611 million due to decline in purchase prices for electrodes used as raw materials for steel production in a long-term forecast and decrease in pre-tax discount rate The remaining carrying value of the property, plant and equipment of Izhstal was RUB 4,199 million.

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

for the year ended December 31, 2019

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

for the year ended December 31, 2019

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

Sensitivity analysis

Reasonably possible change in key assumptions used in calculations of value in use could impact recoverable amount which was most sensitive to the growth of discount rate, cash flows growth rates after the forecasted period and change in operating profit due to changes in sales and extraction volumes and selling prices.

Based on the sensitivity analysis carried out as of December 31, 2019, a 5% decrease in future planned revenues would trigger impairment of goodwill, property, plant and equipment, mineral licenses and other intangible assets of RUB 17,693 million at SKCC, additional impairment of goodwill of RUB 8,283 million at Yakutugol, additional impairment of property, plant and equipment and mineral licenses at BFP of 702 RUB million, and a 1% increase in discount rate would lead to additional impairment of goodwill of RUB 1,606 million at Yakutugol. Decrease in selling prices for steel products by 3.3% would lead to reduction of gain from reversal of previously recognised impairment loss at Izhstal, at a 5.5% decrease in selling prices for steel products gain from reversal of previously recognized impairment loss at Izhstal would decrease to nil.

For the cash-generating units, which were not impaired in the reporting period and for which the reasonably possible changes could lead to impairment, the recoverable amounts would become equal to their carrying amounts if the assumptions used to measure the recoverable amounts changed by the following percentages: decrease in sales prices by 1.3% and 2.5% at SKCC and SKPP, respectively. The recoverable amounts of SKCC and SKPP based on initial key assumptions exceed the carrying amounts by RUB 6,436 million and RUB 1,390 million, respectively.

Reasonably possible changes in other key assumptions used in assessing recoverable amount of CGUs as of December 31, 2019 do not lead to excess of carrying value over recoverable amount.

18.	Trade and other payables

	December 31, 2019	December 31, 2018
Trade payables	27,806	24,288
Other payables	10,585	10,512

Total trade and other payables	38,391	34,800

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

Other payables include accruals for fines and penalties, payables for property, plant and equipment acquired, salaries payable, dividends payable and other.

	December 31, 2019	December 31, 2018
Other payables
Wages and salaries payable and other related obligations	3,538	3,425
Accounts payable for property, plant and equipment	3,164	2,600
Dividends payable, common shares	136	146
Dividends payable, preferred shares	80	86
Other	3,667	4,255

Total	10,585	10,512

19.	Income tax

The major components of income tax expense for the years ended December 31, 2019, 2018 and 2017 are:

Recognised in profit or loss	2019	2018	2017
Current income tax
Current income tax charge	(2,981)	(2,315)	(3,397)
Adjustments in respect of income tax, including income tax penalties and changes in uncertain income tax position	(2,718)	(2,962)	(3,154)

Deferred tax
Relating to origination and reversal of temporary differences	(2,288)	2,596	3,401

Income tax expense reported in the consolidated statement of profit (loss) and other comprehensive income	(7,987)	(2,681)	(3,150)

In January 2013, the Group created the consolidated group of taxpayers in accordance with the Tax code of the Russian Federation, under the Federal law of the Russian Federation of November 16, 2011 No. 321-FZ. The existence of the consolidated group of taxpayers is subject to compliance with several conditions stated in the Tax code of the Russian Federation. The Group believes that these conditions were met as of December 31, 2019, 2018 and 2017. In 2016-2019, the consolidated group of taxpayers consisted of 20 subsidiaries of the Group, together with Mechel PAO, which is the responsible taxpayer under the agreement. Under the Federal law of the Russian Federation of August 3, 2018 No. 302-FZ, the Russian legislation introduced a limitation for registration by the tax authorities of agreements on the establishment of consolidated group of taxpayers, changes to contracts related to the accession of new members of such groups, withdrawal of participants, the extension of the agreement on the established consolidated group of taxpayers and termination of the consolidated group of taxpayers by January 1, 2023.

For subsidiaries which are not included in the consolidated group of taxpayers, income taxes are calculated on an individual subsidiary basis. Deferred income tax assets and liabilities are recognised in the accompanying consolidated financial statements in the amount determined by the Group in accordance with IAS 12.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

During 2017-2019, income tax was calculated at 20% of taxable profit in Russia and Kazakhstan, and at 25% in Austria. Income tax in Germany was calculated at 32.81%, 32.10% and 32.10% for 2017, 2018 and 2019. Amendments in the tax legislation Switzerland resulted in the increase in tax rate from 10.5%-11% to 13% since January 1, 2020.

Starting 2018, Elgaugol used a privilege and applied a 0% income tax rate due to fulfillment of conditions of the Regional investment project (RIP).

The reconciliation between the income tax expense computed by applying the Russian enacted statutory tax rates to the income from continuing operations before tax and non-controlling interest, to the income tax expense reported in the consolidated financial statements is as follows:

	2019	2018	2017
Profit before tax from continuing operations	12,272	16,217	15,720

Income tax expense at statutory income tax rate of 20%	(2,454)	(3,243)	(3,144)

Adjustments:
Adjustments in respect of income tax, including income tax penalties and changes in uncertain income tax position.	(2,718)	(2,962)	(3,154)
Unrecognised current year tax losses and write-off of previously recognised asset on tax losses	(1,277)	4,008	4,783
Non-deductible expenses for tax purposes	(1,347)	(3,625)	(1,755)
Non-deductible interest expense	(229)	(363)	(254)
Effect of restructuring and expense related to fines and penalties on breach of covenants in credit agreements	—	3,460	112
Effect of different tax rates	155	(12)	262
Change in tax rate	(117)	56	—

At the effective income tax rate of 65.1% (16.5% in 2018, 20.0% in 2017) income tax expense reported in the consolidated statement of profit (loss) and other comprehensive income	(7,987)	(2,681)	(3,150)

The deferred tax balances were calculated by applying the currently enacted statutory income tax rate in each jurisdiction applicable to the period in which the temporary differences between the carrying amounts and tax base (both in respective local currencies) of assets and liabilities are expected to reverse.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

The amounts reported in the accompanying consolidated financial statements consisted of the following:

	January 1, 2019	Adjustment on initial application of IFRS 16	January 1, 2019 adjusted for the effect of IFRS 16	Tax (expense) benefit during the period recognised in profit or loss	Foreign currency translation effect	December 31, 2019
Deferred tax assets
Property, plant and equipment	386	(86)	300	386	—	686
Rehabilitation provision	773	—	773	295	—	1,068
Inventory	1,716	—	1,716	(36)	(1)	1,679
Trade and other receivables	790	—	790	(269)	(2)	519
Loans and borrowings	320	—	320	40	—	360
Lease liabilities	843	651	1,494	1,087	(4)	2,577
Trade and other payables and other liabilities	869	—	869	(340)	—	529
Net operating loss carry-forwards	13,623	—	13,623	(3,210)	(10)	10,403
Other	74	—	74	40	(3)	111

Deferred tax liabilities
Property, plant and equipment	(15,468)	(537)	(16,005)	(1,830)	30	(17,805)
Mineral licenses	(6,376)	—	(6,376)	235	—	(6,141)
Inventory	(834)	—	(834)	(160)	5	(989)
Trade and other receivables	(499)	—	(499)	(280)	5	(774)
Loans and borrowings	(3,898)	—	(3,898)	1,825	—	(2,073)
Trade and other payables and other liabilities	(337)	—	(337)	(71)	29	(379)

Deferred tax assets (liabilities), net	(8,018)	28	(7,990)	(2,288)	49	(10,229)

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

	January 1, 2018	Adjustment on initial application of IFRS 9	January 1, 2018 adjusted for the effect of IFRS 9	Tax (expense) benefit during the period recognised in profit or loss	Foreign currency translation effect	December 31, 2018
Deferred tax assets
Property, plant and equipment	759	—	759	(373)	—	386
Rehabilitation provision	802	—	802	(29)	—	773
Inventory	179	—	179	1,537	—	1,716
Trade and other receivables	735	—	735	52	3	790
Loans and borrowings	313	822	1,135	(815)	—	320
Lease liabilities	983	—	983	(141)	1	843
Trade and other payables and other liabilities	656	—	656	213	—	869
Net operating loss carry-forwards	7,972	—	7,972	5,646	5	13,623
Other	86	—	86	(15)	3	74

Deferred tax liabilities
Property, plant and equipment	(15,869)	—	(15,869)	429	(28)	(15,468)
Mineral licenses	(6,652)		(6,652)	276	—	(6,376)
Inventory	(801)	—	(801)	(28)	(5)	(834)
Trade and other receivables	(330)	—	(330)	(160)	(9)	(499)
Loans and borrowings	(112)	50	(62)	(3,835)	(1)	(3,898)
Trade and other payables and other liabilities	(119)	—	(119)	(161)	(57)	(337)

Deferred tax assets (liabilities), net	(11,398)	872	(10,526)	2,596	(88)	(8,018)

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

	January 1, 2017	Tax benefit (expense) during the period recognised in profit or loss	Foreign currency translation effect	December 31, 2017
Deferred tax assets
Property, plant and equipment	677	81	1	759
Rehabilitation provision	694	108	—	802
Inventory	193	(9)	(5)	179
Trade and other receivables	831	(92)	(4)	735
Loans and borrowings	118	195	—	313
Lease liabilities	1,121	(138)	—	983
Trade and other payables and other liabilities	700	(31)	(13)	656
Net operating loss carry-forwards	4,715	3,248	9	7,972
Other	59	26	1	86

Deferred tax liabilities
Property, plant and equipment	(15,665)	(193)	(11)	(15,869)
Mineral licenses	(7,216)	564	—	(6,652)
Inventory	(684)	(117)	—	(801)
Trade and other receivables	(124)	(207)	1	(330)
Loans and borrowings	(103)	(9)	—	(112)
Trade and other payables and other liabilities	(96)	(25)	2	(119)

Deferred tax assets (liabilities), net	(14,780)	3,401	(19)	(11,398)

Recognised in the consolidated statement of financial position:

	December 31, 2019	December 31, 2018
Deferred tax assets	3,648	5,488
Deferred tax liabilities	(13,877)	(13,506)

Deferred tax liabilities, net	(10,229)	(8,018)

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

For financial reporting purposes, the Group has not recognised deferred tax assets in the amount of RUB 29,600 million (2018: RUB 33,216 million) on losses in the amount of RUB 150,460 million (2018: RUB 177,639 million) that are available to carry forward against future taxable income of the subsidiaries in which the losses arose. Deferred tax assets have not been recognised in respect of these losses as it is not probable that future taxable profit will be available for utilization of such assets. Deferred tax assets on net operating loss carry forwards which are considered to be realisable in the future, are mostly related to the Russian subsidiaries.

A deferred tax liability of approximately RUB 305 million and RUB 302 million as of December 31, 2019 and 2018, respectively, has not been recognised for temporary differences related to the Group’s investment in foreign subsidiaries primarily as a result of unremitted earnings of consolidated subsidiaries, as it is the Group’s intention, generally, to reinvest such earnings permanently.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

Similarly, a deferred tax liability of approximately RUB 105 million and nil as of December 31, 2019 and 2018, respectively, has not been recognised for temporary difference related to unremitted earnings of consolidated domestic subsidiaries as management believes the Group is able to control the timing of the reversal of these temporary differences and does not intend to reverse them in the foreseeable future.

Probable income tax risks of RUB 8,984 million and RUB 6,314 million as of December 31, 2019 and 2018, respectively, have been recorded in the Group’s consolidated financial statements. Due to changes in the Russian tax legislation effective January 1, 2017, calculation of the consolidated tax base of the consolidated group of taxpayers and the way to offset current losses and losses received in the previous tax periods (before January 2017) were changed. Due to the absence of official explanations of the regulatory authorities concerning changes, there is an uncertainty in the interpretation. The Group does not believe that any other material income tax matters exist relating to the Group, including current pending or future governmental claims and demands, which would require adjustment to the accompanying consolidated financial statements in order for those statements not to be materially misstated or misleading as of December 31, 2019.

Possible income tax risks of RUB 1,663 million and RUB 2,745 million as of December 31, 2019 and 2018, respectively, have not been recognised in the Group’s consolidated financial statements.

20.	Taxes and similar charges payable other than income tax

	December 31, 2019	December 31, 2018
Payroll taxes	3,353	2,424
VAT payable	4,120	2,233
Property tax	566	511
Land lease	454	471
Mineral extraction tax	332	226
Land tax	240	125
Other	163	116

Total	9,228	6,106

21.	Pensions and other post-employment benefit plans

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

fuel and energy resources, coal used for heating purposes. In addition, one-time lump sum benefits are paid to employees of a number of the Group’s companies upon retirement depending on the employment service with the Group and the salary level of an individual employee. All pension plans are unfunded until the qualifying event occurs.

As of December 31, 2019, there were 47,288 active participants under the defined benefit pension plans and other long-term benefit plans and 37,814 pensioners receiving monthly pensions or other regular financial support from these plans. As of December 31, 2018 and December 31, 2017, the related figures were 48,531 and 48,920 of active participants under the defined benefit pension plans and other long-term benefits and 38,751 and 39,427 pensioners receiving monthly pensions or other regular financial support from these plans, respectively. The majority of employees at the Group’s major subsidiaries belong to the trade unions.

Actuarial valuation of pensions and other long-term benefits for the major subsidiaries was performed in January 2020, with the measurement date of December 31, 2019. Members’ census data as of that date was collected for all relevant business units of the Group.

Pension obligations and expenses determined by the Group are supported by an independent qualified actuary in accordance with the “Projected Unit Credit method” of calculation of actuarial present value of future liabilities.

The state retirement age is one of the factors affecting the retirement of employees from the Group. In October 2018, the state gradually changed the previously established national retirement age; the Group took this circumstance into account in the actuarial valuation of the obligations. The effect of the revaluation of the retirement benefit obligation due to the amended pension legislation of the Russian Federation was reflected as the cost of past services in 2018.

As of December 31, 2019, defined benefit obligations, including pension obligations in the amount of RUB 4,745 million and other long-term benefit obligations in the amount of RUB 803 million (RUB 3,806 million and 785 million as of December 31, 2018, respectively), were presented within Pension obligations in the consolidated statement of financial position.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

Changes in the present value of the pension obligations and other long-term benefits and fair value of plan assets for 2017 were as follows:

	Pension obligation	Fair value of plan assets	Benefit liability
December 31, 2016	(4,697)	252	(4,445)

Current service cost	(142)	—	(142)
Net interest expense	(331)	17	(314)
Curtailment / settlement gain	1	—	1
Remeasurement of other long-term benefit obligations	174	—	174
Past service cost	—	—	—

Sub-total included in profit or loss	(298)	17	(281)

Benefit paid	313	(17)	296

Exchange difference	(95)	19	(76)
Actuarial changes arising from changes in demographic assumptions	51	—	51
Actuarial changes arising from changes in financial assumptions	(69)	—	(69)
Experience adjustments	163	—	163

Sub-total included in OCI	50	19	69

December 31, 2017	(4,632)	271	(4,361)

Changes in the present value of the pension obligations and other long-term benefits and fair value of plan assets for 2018 were as follows:

	Pension obligation	Fair value of plan assets	Benefit liability
December 31, 2017	(4,632)	271	(4,361)

Current service cost	(130)	—	(130)
Net interest expense	(266)	(13)	(279)
Curtailment / settlement gain	4	—	4
Remeasurement of other long-term benefit obligations	(492)	—	(492)
Past service cost	70	—	70

Sub-total included in profit or loss	(814)	(13)	(827)

Benefit paid	299	(17)	282

Exchange difference	(213)	41	(172)
Actuarial changes arising from changes in demographic assumptions	(38)	—	(38)
Actuarial changes arising from changes in financial assumptions	354	—	354
Experience adjustments	171	—	171

Sub-total included in OCI	274	41	315

December 31, 2018	(4,873)	282	(4,591)

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

Changes in the present value of the pension obligations and other long-term benefits and fair value of plan assets for 2019 were as follows:

	Pension obligation	Fair value of plan assets	Benefit liability
December 31, 2018	(4,873)	282	(4,591)

Current service cost	(210)	—	(210)
Net interest expense	(297)	4	(293)
Curtailment / settlement gain	—	—	—
Remeasurement of other long-term benefit obligations	(25)	—	(25)
Past service cost	—	—	—

Sub-total included in profit or loss	(532)	4	(528)

Benefit paid	344	(7)	337

Exchange difference	117	(16)	101
Actuarial changes arising from changes in demographic assumptions	(88)	—	(88)
Actuarial changes arising from changes in financial assumptions	(772)	—	(772)
Experience adjustments	(7)	—	(7)

Sub-total included in OCI	(750)	(16)	(766)

December 31, 2019	(5,811)	263	(5,548)

In 2019, the effect of actuarial changes arising from changes in financial assumptions is connected with the significant decrease in discount rate.

Amounts of the pension obligations recognised in the consolidated statement of the financial position were as follows:

	December 31, 2019	December 31, 2018
Current liabilities	615	772
Non-current liabilities	4,933	3,819

Total net pension obligations	5,548	4,591

The plan asset allocation of the investment portfolio was as follows as of December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Debt instruments	142	161
Equity instruments	82	74
Cash and cash equivalents	18	19
Property	12	15
Other assets	9	13

Total plan assets	263	282

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

The Group’s entities have a practice to provide lump-sum financial support to former employees as well as certain life-long benefits, so there is a risk of changes in the life expectancy for pensioners. This risk is controlled by using most recent life expectancy tables. The risk of a significant fluctuation in interest rates is offset by actuarial best estimate assumptions in respect of discount rates. The Group does not identify the unusual, specific business plan or risk, as well as any significant risk concentrations. The Group performs sensitivity analysis calculating the whole defined benefit obligation and other long-term benefits obligation in different actuarial assumptions and comparing the results. There are no changes from the previous period in the methods and set of assumptions used in preparing the sensitivity analyses. The weighted average duration of the defined benefit obligation and other long-term benefits obligation is around 12 years as of December 31, 2019 and 2018.

The key actuarial assumptions used to determine defined benefit obligations were as follows as of December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Discount rate
Russian entities	6.60%	8.60%
German entities	1.10%	1.90%
Ukrainian entity	5.70%	11.80%
Austrian entities	0.75%	1.70%
Inflation rates
Russian entities	4.00%	4.00%
Ukrainian entity	6.70%	6.60%
Rate of compensation increase
Russian entities	5.10%	5.00%
German entities	4.00%	4.00%
Ukrainian entity	9.90%	9.60%
Austrian entities	2.25%	2.25%

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

The results of sensitivity analysis of defined benefit obligations for the Russian and Ukrainian entities as of December 31, 2019 and 2018 are presented below:

	2019	2018
Discount rate
1% increase	-9.20%	-6.75%
1% decrease	11.00%	7.85%
Inflation rate
1% increase	5.90%	5.09%
1% decrease	-5.00%	-4.37%
Rate of compensation increase
1% increase	4.00%	2.48%
1% decrease	-3.60%	-2.23%
Turnover rate
3% increase	-7.40%	-5.98%
3% decrease	7.90%	7.87%

The results of sensitivity analysis of defined benefit obligations for Austrian entities as of December 31, 2019 and 2018 are presented below:

	2019	2018
Discount rate
1% increase	-10.20%	-10.03%
1% decrease	12.20%	11.98%

The results of sensitivity analysis of defined benefit obligations for German entities as of December 31, 2019 and 2018 are presented below:

	2019	2018
Discount rate
1% increase	-12.00%	-12.00%
1% decrease	18.00%	18.00%

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

22.	Provisions

	Rehabilitation provision	Provisions for legal claims	Provisions on taxes other than income tax, fines and penalties	Other provisions	Total
At December 31, 2016	3,678	746	760	1,732	6,916

Arising during the year	—	2,175	23	7	2,205
Utilized	(79)	(451)	(1)	(905)	(1,436)
Revision in estimated cash flow and discount rate change	82	—	—	—	82
Unused amounts reversed	—	(180)	(232)	(551)	(963)
Unwinding of discount	311	—	—	—	311
Exchange differences	—	—	26	32	58

At December 31, 2017	3,992	2,290	576	315	7,173

Current	178	2,290	576	315	3,359
Non-current	3,814	—	—	—	3,814
Arising during the year	—	1,516	199	905	2,620
Utilized	(77)	(273)	—	(256)	(606)
Revision in estimated cash flow and discount rate change	(309)	—	—	—	(309)
Unused amounts reversed	—	(646)	(188)	(20)	(854)
Unwinding of discount	302	—	—	—	302
Exchange differences	—	215	(4)	4	215

At December 31, 2018	3,908	3,102	583	948	8,541

Current	189	3,102	583	948	4,822
Non-current	3,719	—	—	—	3,719
Arising during the year	—	1,346	980	—	2,326
Utilized	(30)	(264)	—	(722)	(1,016)
Revision in estimated cash flow and discount rate change	1,180	—	—	—	1,180
Unused amounts reversed	—	(1,200)	(9)	(197)	(1,406)
Unwinding of discount	345	—	—	—	345
Exchange differences	—	(150)	(19)	(5)	(174)

At December 31, 2019	5,403	2, 834	1,535	24	9,796

Current	165	2, 834	1,535	24	4,558
Non-current	5,238	—	—	—	5,238

Rehabilitation provision

The Group has numerous site rehabilitation obligations that it is required to perform under law or contract once an asset is permanently taken out of service. The main part of these obligations is not expected to be paid in a foreseeable future, and will be funded from the general Group’s resources when respective works will be

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

performed. The Group’s rehabilitation provisions primarily relate to its steel and mining production facilities with related landfills and dump areas and its mines. In 2019, the increase in rehabilitation provision is mostly due to significant decrease in discount rate.

Provisions for legal claims

A provision for the claims related to disputes over purchases was recognised in the amount of RUB 741 million in 2018 and reversed in 2019 due to favorable court judgment.

Legal claim contingency

As of December 31, 2019, management assesses the outcome of several court proceedings and claims where the Group’s companies act as defendants in the aggregate amount of RUB 2,195 million as possible based on the management’s analysis and discussions with the legal advisers.

As of December 31, 2019, the Group as a defendant is involved in the court proceeding regarding the claim from one of the metallurgical plants as defined in Note 8(a). It is not practicable to estimate the potential effect of this claim and the timing of the payment, if any. The Group has been advised by its legal counsel that it is only possible, but not probable, that the action will succeed.

Provisions on taxes other than income tax

Management believes that it has paid or accrued all applicable taxes. Where uncertainty exists, the Group has accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits which will be required to settle these liabilities. In accordance with IAS 37, the Group recorded RUB 1,535 million and RUB 583 million of other tax claims including fines and penalties that management believes are probable as of December 31, 2019 and 2018, respectively. The Group does not believe that any other material tax matters exist relating to the Group, including current pending or future governmental claims and demands, which would require adjustment to the accompanying consolidated financial statements in order for those statements not to be materially misstated or misleading as of December 31, 2019.

Possible tax liabilities on taxes other than income tax, which were identified by management as those that can be subject to different interpretations of the tax law and regulations, are not accrued in the consolidated financial statements. The amount of such liabilities was RUB 1,904 million and RUB 1,689 million as of December 31, 2019 and 2018, respectively.

Environmental

Possible liabilities, which were identified by management as those that can be subject to potential claims from environmental authorities, are not accrued in the consolidated financial statements. The amount of such liabilities was not significant.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

23.	Issued capital and reserves

Common shares

The capital stock of Mechel PAO consists of 416,270,745 common shares, each with a nominal value of 10 Russian rubles, all of which are issued, fully paid for and outstanding under the Russian law, of which 1,018,996 and nill were owned by one of the Group’s subsidiaries as of December 31, 2019 and 2018, respectively. In December 2019, the Group reacquired 1,018,996 common shares for RUB 63 million. Mechel PAO is authorised to issue additional 81,698,341 common shares with a nominal value of 10 Russian rubles each.

Preferred shares

As of December 31, 2019 and 2018, the Group had 138,756,915 preferred shares with a nominal value of 10 Russian rubles each, authorised and issued under the Russian law and representing 25% of the Mechel PAO’s share capital, of which 83,963,279 and 83,254,149 shares were outstanding and fully paid for, and the remaining 54,793,636 and 55,502,766 shares were owned by one of the Group’s subsidiaries. In December 2019, the Group sold 709,130 preferred shares for RUB 63 million. Under the Russian law and the Mechel PAO’s Charter, these preferred shares are non-cumulative and have no voting rights, except for cases stipulated by the law and the Charter. The dividend yield paid per one preferred share is also fixed by the Charter and amounts to 20% of the consolidated annual net profit of the Group under IFRS divided by 138,756,915 issued preferred shares.

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

On June 14 2019, the Group’s subsidiary declared dividends attributable to non-controlling interests of RUB 0.030 million for 2018. On June 28, 2019, Mechel declared dividends of RUB 1,516 million (RUB 18.21 per preferred share) to the third party holders of preferred shares for 2018.

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

There were no dilutive securities issued as of December 31, 2019, 2018 and 2017.

24.	Other income/expenses

24.1	Administrative and other operating expenses

General, administrative and other operating expenses are comprised of the following:

	2019	2018	2017
Wages, salaries and social security costs	9,116	10,482	7,769
Office and maintenance expenses	1,231	1,213	1,211
Loss on write-off of non-current assets	1,103	859	321
Depreciation	728	756	605
Fines and penalties related to business contracts	630	391	303
Audit and consulting services	558	941	631
Provision for legal claims, net	146	870	1,995
Banking charges and services	330	245	271
Consumables	308	307	276
Social expenses	303	387	406
Business trips	115	139	132
Expense relating to short-term leases (Note 10.6)	83	158	165
Write off of trade and other receivables	5	2	109
Net result from disposal of non-current assets	—	—	34
Other	1,660	2,015	1,683

Total	16,316	18,765	15,911

Loss on write-off of non-current assets is represented by the write-down of certain property, plant and equipment items as no future economic benefits are expected from the use or disposal.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

24.2	Employee benefits expense

Employee benefits expenses are comprised of the following:

	2019	2018	2017
Included in cost of sales
Wages and salaries	23,022	21,519	20,591
Social security costs	7,485	6,887	6,438
Post-employment benefits	210	130	142
Included in selling and distribution expenses
Wages and salaries	3,882	3,784	3,686
Social security costs	1,052	999	973
Included in administrative and other operating expenses
Wages and salaries	7,206	8,444	6,259
Social security costs	1,910	2,038	1,510

Total	44,767	43,801	39,599

24.3	Other operating income

Other operating income is comprised of the following:

	2019	2018	2017
Income from fines and penalties related to business contracts	160	248	307
Net result from disposal of non-current assets	27	128	—
Curtailment and result of remeasurement of pension obligations	25	93	175
Gain from sales of scrap materials	—	378	226
Subsidies received from the governmental authorities as a compensation for operating activities (energy tariffs)	—	359	496
Other	533	505	183

Total	745	1,711	1,387

In 2019, 2018 and 2017, the Group recognised gain on remeasurement of pension obligations because of the changes in the actuarial assumptions, fluctuation in payment amounts from year to year, adjustment in the financial support amount per one pensioner.

24.4	Finance income and finance costs

Finance income is comprised of the following:

	2019	2018	2017
Effect of restructuring of loans and leases	362	33,514	264
Interest income on other financial assets	180	207	158
Income from the discounting of financial instruments	58	15	14
Remeasurement of fair value of financial instruments (Note 10.5)	—	320	197

Total	600	34,056	633

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

Effect of restructuring of loans and leases in 2019 mainly include waiving of fines and penalties on leases with Gazprombank Leasing and Cat Financial, in 2018, primarily relates to VTB (Note 10.1 (b)), Gazprombank (Note 10.1 (c)) and the refinancing of the pre-export credit facility (Note 10.1 (a)).

Finance costs are comprised of the following:

	2019	2018	2017
Interest on loans and borrowings	31,750	35,556	40,298
Interest expense on lease liabilities	1,409	1,104	1,230
Fines and penalties on overdue loans and borrowing payments and overdue interest payments	733	858	1,086
Fines and penalties on overdue leases	49	10	75

Total finance costs related to loans, borrowings and leases	33,941	37,528	42,689
Expenses related to discounting of financial instruments	4,251	3,916	4,179
Unwinding of discount on rehabilitation provision	345	302	311
Interest expenses under pension liabilities	293	279	314
Remeasurement of fair value of the call option (Note 10.5)	—	27	117

Total	38,830	42,052	47,610

Expenses related to discounting of financial instruments include changes in the measurement of the non-current obligation related to put-option granted on non-controlling interests in the amount of RUB 4,145 million (2018: RUB 3,796 million, 2017: RUB 4,062 million) (Note 10.4).

24.5	Other income and other expenses

Other income is comprised of the following:

	2019	2018	2017
Write-off of trade and other payables with expired legal term	167	425	516
Gain on royalty and other proceeds associated with disposal of Bluestone	—	3	474
Gain on final settlements from subsidiaries’ disposal occurred in previous years	—	3	—
Gain on forgiveness and restructuring of trade and other payables	—	—	447
Other income	72	81	58

Total	239	512	1,495

Other expenses are comprised of the following:

	2019	2018	2017
Loss on sales and purchases of foreign currencies	148	108	114
Other expenses	356	206	106

Total	504	314	220

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

Write-off of trade and other payables with expired legal term constitutes gain on the write-off of payable amounts that were written-off due to legal liquidation of the creditors or expiration of the statute of limitation.

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

As of December 31, 2019 and for the year then ended	Mining	Steel	Power	Adjustments and eliminations	Consolidated
Revenue from contracts with external customers	92,996	174,850	28,721	—	296,567
Inter-segment revenue	37,710	6,107	15,606	(59,423)	—
Gross profit	68,152	27,525	13,190	(157)	108,710
Gross margin, %	52.1	15.2	29.8	—	36.7
Depreciation and amortisation	(8,541)	(6,153)	(482)	—	(15,176)
Impairment of goodwill and other non-current assets, net	(3,688)	1,884	—	—	(1,804)
Operating profit	23,902	7,126	1,548	(1,078)	31,498
Share of profit of associates, net	28	—	—	—	28
Finance income	524	75	1	—	600
Intersegment finance income	386	375	30	(791)	—
Finance cost	(23,934)	(14,514)	(382)	—	(38,830)
Intersegment finance cost	(195)	(325)	(271)	791	—
Income tax expense	(94)	(503)	(333)	(7,057)	(7,987)
Profit for the year	4,955	6,934	531	(8,135)	4,285
Segment assets	202,423	100,493	7,610	1,979	312,505
Segment liabilities	300,058	233,279	9,432	3,333	546,102
Investments in associates	321	—	—	—	321

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

As of December 31, 2018 and for the year then ended	Mining	Steel	Power	Adjustments and eliminations	Consolidated
Revenue from contracts with external customers	96,882	187,918	27,774	—	312,574
Inter-segment revenue	37,549	5,865	15,471	(58,885)	—
Gross profit	77,199	44,433	12,571	615	134,818
Gross margin, %	57.4	22.9	29.1	—	43.1
Depreciation and amortisation	(7,621)	(5,738)	(500)	—	(13,859)
Impairment of goodwill and other non-current assets, net	(3,684)	(819)	(2,719)	—	(7,222)
Operating profit (loss)	32,574	19,831	(3,240)	615	49,780
Share of profit of associates, net	10	—	—	—	10
Finance income	23,387	9,478	1,191	—	34,056
Intersegment finance income	1,071	395	41	(1,507)	—
Finance cost	(28,932)	(12,810)	(310)	—	(42,052)
Intersegment finance cost	(220)	(1,015)	(272)	1,507	—
Income tax (expense) benefit	(5,940)	531	83	2,645	(2,681)
Profit (loss) for the year	11,489	1,331	(2,544)	3,260	13,536
Segment assets	208,123	97,373	7,519	4,610	317,625
Segment liabilities	296,125	247,241	9,469	(2,015)	550,820
Investments in associates	293	—	—	—	293

As of December 31, 2017 and for the year then ended	Mining	Steel	Power	Adjustments and eliminations	Consolidated
Revenue from contracts with external customers	100,129	172,760	26,224	—	299,113
Inter-segment revenue	42,286	7,622	16,338	(66,246)	—
Gross profit	93,464	34,013	12,724	(1,444)	138,757
Gross margin, %	65.6	18.9	29.9	—	46.4
Depreciation and amortisation	(7,979)	(5,800)	(448)	—	(14,227)
Impairment of goodwill and other non-current assets, net	(3,800)	(2,281)	—	—	(6,081)
Operating profit	48,190	9,154	1,267	(1,444)	57,167
Share of profit of associates, net	18	—	—	—	18
Finance income	475	150	8	—	633
Intersegment finance income	1,335	567	49	(1,951)	—
Finance cost	(34,324)	(12,793)	(493)	—	(47,610)
Intersegment finance cost	(222)	(1,342)	(387)	1,951	—
Income tax (expense) benefit	(3,410)	(203)	(229)	692	(3,150)
Profit (loss) for the year	17,210	(4,116)	228	(752)	12,570
Segment assets	209,630	100,543	10,417	(1,463)	319,127
Segment liabilities	371,196	184,952	9,808	(2,696)	563,260
Investments in associates	283	—	—	—	283

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

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

	2019	2018	2017
Domestic
Russia	171,215	178,880	176,906
Other	28,469	29,666	23,445

Total	199,684	208,546	200,351
Export	96,883	104,028	98,762

Total revenue	296,567	312,574	299,113

Allocation of total revenue from contracts with customers by country is based on the location of the customer. The Group’s total revenue from external customers by geographic area were as follows:

	2019	2018	2017
Russia	171,344	178,997	177,005
Asia	63,187	61,840	63,182
Europe	38,334	44,263	36,605
CIS	21,465	23,877	19,346
Middle East	1,983	3,130	2,212
USA	155	258	286
Other regions	99	209	477

Total	296,567	312,574	299,113

The majority of the Group’s non-current assets are located in Russia. The carrying amounts of mineral licenses and property, plant and equipment pertaining to the Group’s major operations were as follows:

	December 31, 2019	December 31, 2018
Russia	225,755	219,504
Germany	1,225	1,532
Austria	677	637
Czech Republic	237	224
Other	173	50

Total	228,067	221,947

Because of the significant number of customers, there are no individual external customers that generate sales greater than 10% of the Group’s consolidated total revenue from contracts with customers.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2019

(All amounts are in millions of Russian rubles, unless stated otherwise)

The following table presents the breakdown of the Group’s revenues from contracts with external customers by major products:

	2019	2018	2017
Mining segment
Coal and middlings	71,970	80,022	84,341
Coke and chemical products	17,970	14,205	13,747
Iron ore concentrate	1,179	839	220
Other	1,877	1,816	1,821

Total	92,996	96,882	100,129

Steel segment
Long steel products	97,692	105,722	96,768
Hardware	27,086	30,040	27,578
Flat steel products	23,371	22,786	22,505
Forgings and stampings	14,818	15,848	12,247
Ferrosilicon	3,229	3,927	2,807
Steel pipes	3,281	3,230	2,733
Semi-finished steel products	137	54	492
Other	5,236	6,311	7,630

Total	174,850	187,918	172,760

Power segment
Electricity	26,965	26,009	24,297
Other	1,756	1,765	1,927

Total	28,721	27,774	26,224

Total revenue	296,567	312,574	299,113

26.	Events after the reporting period

The Group evaluated subsequent events from December 31, 2019 through the date the consolidated financial statements were issued and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements other than discussed below and disclosed in Note 4 and Note 10.4.

Since January 2020, the Russian government implemented preventive measures to curb the spread of coronavirus (COVID-19) in the country by imposing quarantines, carrying raids on potential virus carriers and using facial recognition to impose quarantine measures. The extent to which the coronavirus impacts the Group’s results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.