Form 20-F
period 2020-12-31
Mechel PAO
filed 2021-03-18
CIK 1302362

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

416,270,745 common shares, of which 52,116,174 shares are in the form of common ADSs

138,756,915 preferred shares (including 54,793,636 shares held by Skyblock Limited, a wholly-owned subsidiary of Mechel PAO), of which 10,626,874 shares are in the form of preferred ADSs

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes   ☐    No   ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

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

Item 17   ☐    Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes   ☐    No   ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes   ☐    No   ☐

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

SUMMARY OF RISK FACTORS

An investment in our securities is subject to a number of risks, including risks relating to COVID-19, our financial condition, our business and industry, our shares and ADSs and the trading market and risks relating to the Russian Federation. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

COVID-19

•	Further development of situation with COVID-19 outbreak may result in lower demand for our products, negatively impact our revenues and affect our results of operations.

•	COVID-19 quarantine measures, including any import restrictions, may affect our ability to use the logistics infrastructure and deliver our products to the customers.

•	COVID-19 outbreak may result in inability of the group to receive goods and services from suppliers that we need for our day-to-day operations.

•

Our operations could get disrupted if any of our employees test positive for COVID-19 after returning to office or the production plants, which in turn could have an adverse effect on our ability to continue operations.

•	Our internal controls over financial reporting can be affected by the COVID-19 outbreak, which may result in our inability to prevent or detect misstatements.

•	With further development of COVID-19, IT infrastructure and resources can become scarcely available to us due to shortage, remote working and limited capacity of existing infrastructure.

Risks Relating to Our Financial Condition

•	We have significant debt that we do not have the ability to repay without refinancing or restructuring and there is substantial doubt about our ability to continue as a going concern.

•	We have experienced and may continue to experience liquidity shortages and a working capital deficit.

•

Our creditors had accelerated and in the future may accelerate amounts due under our loan agreements, which may result in loss of our assets, including fixed assets and shares in our subsidiaries, adversely affect our ability to conduct our business and result in a significant decline in the value of our shares and ADSs.

•	We may fail to comply with the terms of the restructured indebtedness or be unable to restructure all of our indebtedness in the future.

•	We have a substantial amount of outstanding indebtedness with restrictive financial covenants and most shares and assets in our subsidiaries are pledged.

•	We may become subject to bankruptcy procedures, which may result in the inability of holders of our shares and ADSs to recover some or all of their investments.

•

If we fail to fulfill payment obligations under the group’s lease agreements, our lessors may require the return of the leased assets, which could materially adversely affect our business, financial condition, results of operations and prospects.

Risks Relating to Our Business and Industry

•

We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our business, financial condition, results of operations and prospects.

•	The steel and mining industries are highly competitive, and we may not be able to compete successfully.

•

Our business is capital intensive, if we are not able to finance our capital investment program this may have a material adverse effect on our business and our ability to comply with applicable regulations.

•	Successful implementation of our strategy to expand our coal sales depends on our ability to increase our export sales and further development of transportation infrastructure.

•	Changes in our estimates of reserves or failure to implement mine development plans could result in lower than expected revenues, higher than expected costs or decreased operating margins.

•	Our business could be adversely affected if we fail to obtain or extend necessary subsoil licenses and permits or fail to comply with the terms of our subsoil licenses and permits.

•	Increasing energy, raw materials, transportation and labor costs could adversely affect our operating margins.

•

We are subject to mining and steelmaking operational risks associated with the exploration, development and production of natural resources, as well as the process of steelmaking, any of which could result in production shortfalls or damage to persons or property.

•

More stringent environmental laws and regulations or more stringent enforcement or findings that we have violated environmental laws and regulations could result in higher compliance costs and significant fines and penalties, or require significant capital investment, or even result in the suspension of our operations.

•

Failure to comply with existing laws and regulations could result in substantial additional compliance costs or various sanctions which could materially adversely affect our business, financial condition, results of operations and prospects.

•

The concentration of our shares with our largest shareholders will limit your ability to influence corporate matters and transactions with largest shareholders may present conflicts of interest, potentially resulting in the entering into transactions on less favorable terms than could be obtained on arm’s length basis.

Risks Relating to Our Shares and ADSs and the Trading Market

•	The price of our shares and ADSs could be volatile and could drop unexpectedly, making it difficult for investors to resell our shares or ADSs at or above the price paid.

•	The depositary may be required to take certain actions due to Russian law requirements which could adversely impact the liquidity and the value of the shares and ADSs.

•	Voting rights with respect to the shares represented by our ADSs are limited by the terms of the relevant deposit agreement for the ADSs and relevant requirements of Russian law.

•	ADS holders may not be able to benefit from the United States-Russia income tax treaty and capital gains from the sale of ADSs may be subject to withholding tax in Russia.

•	Holders of ADSs may have limited recourse against us and our directors and executive officers.

Risks Relating to the Russian Federation

•

Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in developed or other emerging markets could have a material adverse effect on our business and could cause the value of our shares and ADSs to fluctuate widely.

•

Sanctions, as well as other politically related disagreements and allegations between Russia and other countries, may have a material adverse effect on our business, liquidity and financial condition, as well as value of our shares and ADSs.

•	Political and governmental instability could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

•	Weaknesses relating to the Russian legal system and legislation create an uncertain investment climate.

•

Selective government action could have a material adverse effect on the investment climate in Russia and on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

•

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

•

our ability to comply with the covenants and restrictions imposed by the existing and future financing arrangements and our ability to attract new financing or refinancing, as well as to restructure the debt;

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The financial data set forth below as of December 31, 2020, 2019, 2018, 2017 and 2016, and for the years then ended, have been derived from our consolidated financial statements. Our reporting currency is the Russian ruble and we prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

In April 2020, we disposed of the Elga coal complex, which was recognized as a discontinued operation in our consolidated financial statements. As a result, the financial data for the years ended December 31, 2019, 2018, 2017 and 2016 have been adjusted to reflect the disposal. For more information, see note 25 to the consolidated financial statements.

The selected financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included in this annual report on Form 20-F.

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(In millions of Russian rubles, unless stated otherwise)
Consolidated statement of profit (loss) and other comprehensive income data:
Revenue from contracts with customers	265,454	287,153	303,795	291,543	269,083
Cost of sales	(170,605)	(183,086)	(174,058)	(158,196)	(143,611)

Gross profit	94,849	104,067	129,737	133,347	125,472
Total selling, distribution and operating income and (expenses), net	(74,924)	(69,867)	(78,591)	(76,367)	(80,163)

Operating profit	19,925	34,200	51,146	56,980	42,309
Total other income and (expense), net	(57,550)	(15,212)	(27,596)	(37,331)	(26,636)
(Loss) profit before tax from continuing operations	(37,625)	18,988	23,550	19,649	18,673
Income tax expense	(2,528)	(7,913)	(2,653)	(1,844)	(4,908)
(Loss) profit for the period from continuing operations	(40,153)	11,075	20,897	17,805	13,765
Profit (loss) after tax for the period from discontinued operations, net	41,609	(6,790)	(7,361)	(5,235)	(4,938)
Profit for the period	1,456	4,285	13,536	12,570	8,832
Less: profit attributable to non-controlling interests	648	1,876	908	1,013	1,706

Profit attributable to equity shareholders of Mechel PAO	808	2,409	12,628	11,557	7,126

Profit for the period	1,456	4,285	13,536	12,570	8,832
Exchange differences on translation of foreign operations	2,042	(1,771)	(9)	313	431

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(In millions of Russian rubles, unless stated otherwise)
Net (loss) gain on available for sale financial assets	—	—	—	—	(1)
Re-measurement of defined benefit plans	200	(867)	487	145	(23)
Net gain (loss) on equity instruments designated at fair value through other comprehensive income	53	—	—	—	—
Total comprehensive income (loss) for the period, net of tax	3,751	1,647	14,014	13,028	9,239
Total comprehensive income attributable to non-controlling interests	652	1,857	918	1,016	1,710

Total comprehensive income (loss) attributable to equity shareholders of Mechel PAO	3,099	(210)	13,096	12,012	7,529

(Loss) earnings per share from continuing operations (Russian rubles per share), basic and diluted	(99)	22	48	40	29

Earnings (loss) per share from discontinued operations (Russian rubles per share)	101	(16)	(18)	(12)	(11)

Earnings per share (Russian rubles per share) attributable to common equity shareholders, basic and diluted	2	6	30	28	18
Dividends declared per common share (Russian rubles per share)	—	—	—	—	—

Dividends declared per preferred share (Russian rubles per share)	—	3.48	18.21	16.66	10.28

Weighted average number of common shares	412,589,910	416,256,510	416,270,745	416,270,745	416,270,745
Mining segment statement of profit (loss) data(1):
Revenue from contracts with customers	105,283	121,227	125,653	134,846	114,629
Cost of sales	(53,842)	(57,547)	(53,384)	(46,722)	(42,276)

Gross profit	51,441	63,680	72,269	88,124	72,353
Total selling, distribution and operating income and (expenses), net	(37,333)	(36,905)	(38,178)	(40,050)	(38,669)

Operating profit	14,108	26,775	34,091	48,074	33,683

Steel segment statement of profit (loss) data(1):
Revenue from contracts with customers	173,510	180,919	193,764	180,382	168,893
Cost of sales	(143,480)	(153,433)	(149,349)	(146,369)	(126,745)

Gross profit	30,030	27,486	44,416	34,013	42,148
Total selling, distribution and operating income and (expenses), net	(23,510)	(20,399)	(24,602)	(24,859)	(30,617)

Operating profit	6,520	7,087	19,814	9,154	11,531

Power segment statement of profit (loss) data(1):
Revenue from contracts with customers	43,457	44,327	43,245	42,562	40,625
Cost of sales	(29,368)	(31,269)	(30,807)	(29,907)	(29,100)

Gross profit	14,089	13,058	12,438	12,655	11,525
Total selling, distribution and operating income and (expenses), net	(14,397)	(11,642)	(15,811)	(11,457)	(10,877)

Operating (loss) profit	(308)	1,416	(3,374)	1,198	648

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(In millions of Russian rubles, unless stated otherwise)
Consolidated statement of financial position data (at period end):
Total assets	193,840	312,505	317,625	319,127	325,465
Equity attributable to equity shareholders of Mechel PAO	(244,289)	(245,228)	(243,041)	(253,066)	(260,274)
Equity attributable to non-controlling interests	13,618	11,631	9,846	8,933	7,687
Loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 13,227 million, RUB 11,111 million, RUB 9,877 million, RUB 41,992 million and RUB 38,594 million as of December 31, 2020, 2019, 2018, 2017 and 2016, respectively	314,836	381,317	412,294	422,533	434,165
Non-current loans and borrowings	2,201	7,205	6,538	17,360	11,644
Consolidated statement of cash flows data:
Net cash provided by operating activities	37,949	57,658	68,118	63,282	53,207
Net cash used in investing activities	84,383	(5,921)	(5,647)	(7,138)	(4,969)
Net cash used in financing activities	(126,104)	(48,357)	(63,286)	(55,737)	(45,869)
Non-IFRS measures(2):
Consolidated Adjusted EBITDA	41,051	53,092	74,554	78,594	65,878
Mining Segment Adjusted EBITDA	26,259	39,669	44,855	59,494	42,448
Steel Segment Adjusted EBITDA	13,154	12,170	27,676	18,300	22,366
Power Segment Adjusted EBITDA	2,349	1,409	1,413	2,241	1,609

(1)	Segment revenues and cost of sales include intersegment sales.
(2)

Adjusted EBITDA represents profit (loss) attributable to equity shareholders of Mechel PAO before depreciation and amortization, foreign exchange (gain) loss, net, finance costs including fines and penalties on overdue loans and borrowings and lease payments, finance income, net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, net, write-off of trade and other receivables, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts, change in provision for inventories at net realizable value, loss (profit) after tax for the period from discontinued operations, net, net result on the disposal of subsidiaries, profit (loss) attributable to non-controlling interests, income tax expense (benefit), effect of pension obligations, other fines and penalties, gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term, and other one-off items. Income tax, deferred tax and provision for fines and penalties related to the consolidated group of taxpayers and certain other assets and liabilities are not allocated to segments as they are managed on the group basis.

Reconciliation of Adjusted EBITDA to profit (loss) attributable to equity shareholders of Mechel PAO is as follows for the periods indicated:

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(In millions of Russian rubles)
Consolidated Adjusted EBITDA reconciliation:
Profit attributable to equity shareholders of Mechel PAO	808	2,409	12,628	11,557	7,126

Add:
Depreciation and amortization	14,286	13,410	12,216	12,762	12,170
Foreign exchange loss (gain), net	36,388	(18,288)	24,187	(3,768)	(23,912)
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	25,145	33,863	37,514	42,989	51,650
Finance income	(3,504)	(590)	(33,943)	(633)	(1,137)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, net, write-off of trade and other receivables, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts and change in provision for inventories at net realizable value	3,748	3,801	9,447	6,496	7,030
(Profit) loss after tax for the period from discontinued operations, net	(41,609)	6,790	7,361	5,235	4,938
Net result on the disposal of subsidiaries	23	—	(3)	(470)	(194)
Profit attributable to non-controlling interests	648	1,876	908	1,013	1,706
Income tax expense	2,528	7,913	2,653	1,844	4,908
Effect of pension obligations	169	188	492	(46)	(177)
Other fines and penalties	3,001	1,874	1,506	2,539	1,477
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(122)	(155)	(412)	(925)	(115)
Other one-off items	(458)	—	—	—	408

Consolidated Adjusted EBITDA	41,051	53,092	74,554	78,594	65,878

Mining Segment Adjusted EBITDA reconciliation:
Profit attributable to equity shareholders of Mechel PAO	38,742	4,253	11,304	16,801	6,931

Add:
Depreciation and amortization	7,463	6,775	5,977	6,513	6,368
Foreign exchange loss (gain), net	7,400	(3,423)	9,182	(3,911)	(12,925)
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	12,408	19,164	24,616	29,925	36,756
Finance income	(2,289)	(901)	(24,345)	(1,810)	(2,442)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, net, write-off of trade and other receivables, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts and change in provision for inventories at net realizable value	3,514	5,538	4,396	4,119	1,973
Profit after tax for the period from discontinued operations, net	(41,651)	6,962	7,513	5,304	4,564
Net result on the disposal of subsidiaries	—	—	(3)	(470)	—
Loss attributable to non-controlling interests	110	701	183	407	511
Income tax (benefit) expense	(149)	20	5,913	2,104	(110)

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(In millions of Russian rubles)
Effect of pension obligations	118	138	459	(71)	(204)
Other fines and penalties	880	513	(62)	930	637
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(29)	(71)	(278)	(347)	(19)
Other one-off items	(258)	—	—	—	408

Mining Segment Adjusted EBITDA	26,259	39,669	44,855	59,494	42,448

Steel Segment Adjusted EBITDA reconciliation:
Loss (profit) attributable to equity shareholders of Mechel PAO	(34,383)	5,938	693	(4,533)	7,619

Add:
Depreciation and amortization	6,335	6,153	5,738	5,800	5,435
Foreign exchange loss (gain), net	28,928	(14,841)	14,969	144	(10,904)
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	14,403	14,839	13,825	14,136	17,411
Finance income	(3,306)	(450)	(9,874)	(717)	(2,234)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, net, write-off of trade and other receivables, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts and change in provision for inventories at net realizable value	97	(1,753)	1,547	1,888	4,582
(Profit) loss after tax for the period from discontinued operations, net	—	(39)	(18)	—	406
Net result on the disposal of subsidiaries	23	—	—	—	(194)
Profit attributable to non-controlling interests	217	996	637	417	1,056
Income tax expense (benefit)	676	503	(531)	203	(1,485)
Effect of pension obligations	46	47	30	22	26
Other fines and penalties	291	859	788	1,512	742
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(93)	(82)	(131)	(573)	(95)
Other one-off items	(80)	—	—	—	—

Steel Segment Adjusted EBITDA	13,154	12,170	27,676	18,300	22,366

Power Segment Adjusted EBITDA reconciliation:
(Loss) profit attributable to equity shareholders of Mechel PAO	(1,081)	351	(2,631)	39	(451)

Add:
Depreciation and amortization	488	482	500	448	367
Foreign exchange loss (gain), net	59	(24)	37	(2)	(83)
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	447	653	581	880	1,078
Finance income	(23)	(31)	(1,231)	(57)	(54)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, net, write-off of trade and other receivables, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts and change in provision for inventories at net realizable value	139	14	3,504	486	474

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(In millions of Russian rubles)
(Profit) loss after tax for the period from discontinued operations, net	—	(132)	(133)	(69)	(32)
Net result on the disposal of subsidiaries	—	—	—	—	—
Loss attributable to non-controlling interests	321	180	87	189	139
Income tax (benefit) expense	(34)	333	(83)	229	73
Effect of pension obligations	5	4	4	3	2
Other fines and penalties	2,148	(419)	781	98	98
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(1)	(2)	(3)	(5)	(1)
Other one-off items	(119)	—	—	—	—

Power Segment Adjusted EBITDA	2,349	1,409	1,413	2,241	1,609

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

•	Adjusted EBITDA does not reflect the impact of the net result on the disposal of non-current assets on our operating performance, which may recur.

•	Adjusted EBITDA does not reflect the impact of impairment of goodwill and other non-current assets, net, which may recur.

•	Adjusted EBITDA does not reflect the impact of write-off of trade and other receivables, which may recur.

•	Adjusted EBITDA does not reflect the impact of allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts, which may recur.

•	Adjusted EBITDA does not reflect the impact of change in provision for inventories at net realizable value, which may recur.

•	Adjusted EBITDA does not reflect the impact of profits and losses after tax for the period from discontinued operations.

•	Adjusted EBITDA does not reflect the impact of net result on the disposal of subsidiaries.

•	Adjusted EBITDA does not reflect the impact of profits and losses attributable to non-controlling interests on our operating performance.

•	Adjusted EBITDA does not reflect the impact of income tax expenses and benefits on our operating performance.

•	Adjusted EBITDA does not reflect the impact of effect of pension obligations.

•	Adjusted EBITDA does not reflect the impact of other fines and penalties.

•	Adjusted EBITDA does not reflect the impact of gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term.

•	Adjusted EBITDA does not reflect the impact of other one-off items.

•	Other companies in our industry may calculate Adjusted EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

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

COVID-19 Impact

The novel coronavirus (COVID-19) was declared by the World Health Organization to be a global pandemic on March 11, 2020. Response measures implemented by governments around the world, including the development and widespread use of vaccinations, have raised expectations for global economy growth in 2021 (although new waves of the pandemic and new variants of the virus leave substantial room for uncertainty). However, the COVID-19 pandemic is having an impact on our entire risk landscape and will continue to have impact, the extent of which depends on various factors which are beyond of our control. Particularly, the global COVID-19 pandemic is having an impact on our operations, suppliers, customers, governments and the general public through government measures aimed at mitigating the further spread of the virus. These measures include restrictions on travel, closure of national borders, imposition of quarantines, introduction of import restrictions, prolonged closures of workplaces and curfews or other social distancing measures.

Due to the uncertainty of the duration and impact of the COVID-19 pandemic, we are continually evaluating variety of scenarios with the financial impacts across the group. We have also carried out risk assessments for each of our business units, considering potential strategic, operational and regulatory related impacts. We have incorporated COVID-19 commentary below, which gives an overview of the related uncertainties and potential impacts on the group. These should be accurately considered along with the principal risk factors that are highlighted below.

Customers Demand and Supply Chain

Our supply chain which involves our global customers and domestic customers in Russia, can be adversely affected by the COVID-19 pandemic. In particular, economic downturn caused by further development of COVID-19 outbreak can adversely affect the business of our customers, which in turn can affect demand for our key products such as coal, steel and steel products. The prolonged economic downturn may result in lower revenues and negatively impact our financial position and ability to repay indebtedness.

Moreover, the group is reliant on logistics infrastructure in order to deliver coal, steel and steel products to the customers located in Asia, Europe, the CIS and other regions. COVID-19 quarantine measures, including any import restrictions, may affect our ability to use logistics infrastructure and deliver our products to the customers. As a result, any disruptions in logistics infrastructure caused by COVID-19 outbreak may adversely affect our results of operations.

While we take efforts to minimize the risks and effects, any adverse impact on our supply chain could impact the reliability of supply of our products and our relationships with customers, which in turn may result in lower demand for our products, negatively impact our revenues and affect our results of operations.

Reliability of Supplies

COVID-19 related challenges may have a negative impact on our suppliers’ business and operations. As a result, this may affect performance of our suppliers. In particular, our suppliers may non-perform or fail to perform in a timely manner their undertakings under the contracts entered into with the group. This may result in inability of the group to receive goods and services that the group needs for its day-to-day operations, such as, for example, materials and equipment. Inability to receive goods and services used for our operations may affect the group’s product output and our ability to continue our operations.

Personnel

Due to cost optimization and austerity measures that may be required to be taken by us if the COVID-19 pandemic adversely affects our businesses and liquidity in the future, we may fail to retain employees and attract suitable talents to the company. The productivity of our employees may be negatively impacted due to isolated remote working from home, quarantine requirements, negative social sentiment and personal anxiety. Our operations could get disrupted if any of the employees test positive for COVID-19 when visiting the office or the production plants. All these could further adversely affect our ability to continue our operations and develop our business.

Moreover, due to stricter safety standards, our cost of compliance with COVID-19 related safety requirements may increase. Higher costs have to be incurred to ensure a safe and hygienic workplace for operations that are run from office and at our production plants. This would impact the profitability which might not be correspondingly reflected in the product pricing.

Significant Control Failure

Although COVID-19 pandemic has not had significant impact on our business processes, there is no guarantee that further COVID-19 outbreak will not affect our internal controls over financial reporting, which in turn may result in our inability to prevent or detect misstatements. This could result in financial misstatement, financial loss or key decision being taken based on incorrect information.

IT Technology and Cyber Security

Our IT technology infrastructure plays a critical role in our operations. With further development of COVID-19, IT infrastructure and resources can become scarcely available to us due to shortage, remote working and limited capacity of existing infrastructure. This, in turn, may negatively impact operational efficiency and thereby affect our financial performance and results of operations.

The sustained absence of key staff due to the COVID-19 pandemic could adversely affect our ability to defend against cyber-attacks. We continue to develop our cyber defense capability, make use of proactive threat-hunting and invest more in automatic detection and prevention systems. If we are unable to successfully implement these enhancements, we may not be able to protect our information and data. In addition, to the extent that any disruption or security breach results in a loss of or damage to employees’ personal data or applications, or inappropriate disclosure of confidential information, we may incur liability as a result, including costs to remedy the damage caused by these disruptions or security breaches.

Risks Relating to Our Financial Condition and Financial Reporting

There is substantial doubt about our ability to continue as a going concern.

Notwithstanding successful restructuring with VTB Bank and Gazprombank in 2020, we still have significant debt that we do not have the ability to repay without refinancing or restructuring, and our ability to do so is dependent upon continued negotiations with our creditors, and there is substantial doubt about our ability to continue as a going concern. See note 4 to our consolidated financial statements in “Item 18. Financial Statements.” We also note that we have defaulted on payments of principal and interest under the group’s non-restructured export credit facility agreements with international lenders (“ECA-lenders”) and have been and continue to be in non-compliance with a number of financial and non-financial covenants contained in our loan agreements. See “— We have experienced and may continue to experience liquidity shortages and a working capital deficit,” “— Our creditors had accelerated and in the future may accelerate amounts due under our loan agreements due to our failure to comply with our payment and other obligations,” “— We may fail to comply with the terms of the restructured indebtedness or be unable to restructure all of our indebtedness in the future” and “— We have a substantial amount of outstanding indebtedness with restrictive financial covenants and most shares and assets in our subsidiaries are pledged.” These breaches constitute an event of default and cross-default under various loan agreements and, as a result, the creditors may request accelerated repayments and initiate legal procedures for enforcement of our debts. Although we have recently reduced our debt leverage and restructured significant amount of debt owed to VTB Bank, Gazprombank and certain other lenders, we do not have the resources to repay overdue debt or to enable us to comply with accelerated repayment requests, if such acceleration requests are delivered by the creditors.

Our plans, including the achievement of the restructuring of the remaining non-restructured portion of our debt and aligning the debt servicing with projected cash flows to be generated by our group in 2021 and beyond, are discussed in “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Outlook for 2021” and note 4 to our consolidated financial statements in “Item 18. Financial Statements.” Our future is dependent on our ability to refinance or restructure our remaining indebtedness successfully or otherwise address these matters. If we fail to do so for any reason, we would not be able to continue as a going concern and could be forced to seek relief under applicable bankruptcy or insolvency procedures, in which case our shares and ADSs would lose all or a substantial amount of their value. However, given management’s plans, our consolidated financial statements have been prepared on the basis that we will continue as a going concern entity, and no adjustments have been made in our consolidated financial statements relating to the recoverability and classification of the recorded value of assets, the amounts and classification of liabilities or any other adjustments that might result in any potential impact of us not being able to refinance or restructure our debt obligations as outlined in note 4 to our consolidated financial statements in “Item 18. Financial Statements.”

We have experienced and may continue to experience liquidity shortages and a working capital deficit.

We have experienced and may continue to experience liquidity shortages from, inter alia, high debt leverage and significant debt servicing payments, our investment program, commodity price decreases, currency fluctuations and other economic and financial difficulties, particularly since 2013. In the first half of 2014, as a result of the economic slowdown both in the export and domestic markets and a sharp decline in demand and prices for our products, we were unable to generate sufficient cash flows from operations to service and repay our indebtedness. Since 2015, we have restructured and refinanced a substantial amount of indebtedness, including loans from Russian state banks, pre-export credit facilities and bonds issuances. In April 2020, we have successfully agreed the new restructuring terms with our major Russian lenders, which allowed to reduce the group’s debt leverage by repayment of a significant amount of debt and agree on extension of maturities and new repayment schedules that are currently aligned with our projected cash flow. See “— We may fail to comply with the terms of the restructured indebtedness or be unable to restructure all of our indebtedness in the future.”

Our working capital deficit amounted to RUB 330,487 million as of December 31, 2020 as compared to RUB 393,407 million as of December 31, 2019. Cash and cash equivalents as of December 31, 2020 were RUB 1,706 million as compared to RUB 3,509 million as of December 31, 2019 and our total liabilities exceeded total assets by RUB 230,671 million as of December 31, 2020. For additional details about our capital requirements and resources, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

Any deterioration in our operating performance, including due to any worsening of prevailing economic conditions, fall in commodity prices (whether due to the cyclical nature of the industry or otherwise) and demand for our products and/or financial, business or other factors (including the imposition of further international sanctions against Russian companies or individuals, as well as certain industries, including steel and mining sectors), many of which are beyond our control, may adversely and materially affect our cash flow, liquidity and working capital position and may result in an increase in our working capital deficit and in our inability to meet our obligations as they fall due. If such a situation were to occur, we may be required to further refinance our existing debt and/or seek additional capital. However, there is no guarantee that we would be successful in such refinancing and/or restructuring of our debt or in raising additional capital in future (particularly if we or any of our subsidiaries, directors or officers, or significant counterparties are subject to international sanctions which could, among other things, prevent or restrict us from accessing foreign capital markets and/or supplying our products on certain export markets), or that we would be able to do so on a timely basis or on terms which are acceptable to us. Even if we were successful, the terms of such refinancing or new capital may be detrimental to holders of ADSs and shares including due to a dilution of their interests. Any of these factors could negatively impact our liquidity and working capital and have a material adverse effect on our business, financial condition, results of operations and the trading price of our ADSs and shares. In addition, Mechel has not been rated by any of “big three” credit rating agencies since Moody’s Investors Service withdrew our corporate family rating at our request in March 2015. The absence of an international rating (or the assignment of a poor rating) may reduce our opportunities to raise necessary debt financing, including by accessing the debt capital markets, on favorable terms or at all.

Poor liquidity and a working capital deficit could lead to debt repayment difficulties, defaults, enforcement of security and eventually insolvency. All these factors could lead to difficulties with refinancing or raising additional capital, making drawdowns under certain financing arrangements, including our revolving credit facilities (see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity”), and would require further restructuring. See “— Risks Relating to Our Business and Industry — We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our business, financial condition, results of operations and prospects” and “— Risks Relating to the Russian Federation — Sanctions imposed by the United States and the European Union, as well as other politically related disagreements and allegations between Russia and other countries, may have a material adverse effect on our business, liquidity and financial condition, as well as the trading market for and value of our shares and ADSs.”

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

For example, during 2014 and 2015, VTB Bank and Sberbank decided to accelerate outstanding amounts due under our credit facilities due to our payment defaults. Although we managed to settle with VTB Bank and Sberbank, such acceleration, in turn, would give our other creditors the right to trigger acceleration under their loan agreements. In addition, we may be unable to settle any such claims in the future. See “— We may fail to comply with the terms of the restructured indebtedness or be unable to restructure all of our indebtedness in the future.”

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

As of December 31, 2020, the overdue debt amounted to 11.1% of our total debt, and we were in breach of a number of financial and non-financial covenants contained in our loan agreements and in default as a result of triggering certain cross-default provisions. Such provisions allow the relevant creditors to claim for accelerated repayment of all outstanding amounts at any time; however, we have not received any acceleration notices from the creditors as of the date hereof. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Restrictive Covenants,” “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness,” “Item 10. Additional Information — Material Contracts” and “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

Currently, we continue to be in default under our export credit facility agreements with certain international lenders, and are negotiating refinancing and restructuring thereof. The ECA-lenders have not waived their rights in respect of or granted their consent to our breaches. We regularly receive notifications on defaults under the facilities with our ECA-lenders, as well as reservations of rights and calls of guarantees from certain lenders. In January 2021, all export credit facility agreements matured without being repaid and ECA-lenders have the right to demand the payment, as well as to enforce over security in order to recover the debt. If the ECA-lenders proceed with enforcement of debt, this may trigger cross-default provisions in our other financing arrangements and result in substantially all of our indebtedness being accelerated. We do not have the resources to repay overdue debt or to enable us to comply with accelerated repayment requests immediately, if our creditors demand such accelerated repayment.

Our ability to continue to comply with our financial and other loan covenants in the future and to continue to service and refinance our indebtedness will depend on our results of operations and our ability to generate cash in the future and attract new financing and refinance the existing indebtedness, which will depend on several factors, including lenders’ credit decisions, limitations on the ability of Russian companies to access international capital markets as a result of a tightening of international sanctions against Russian companies and individuals and general economic, financial, competitive, legislative and other factors that are beyond our control. We cannot assure you that any breach of financial and other covenants in our loan agreements will not result in new demands from our lenders for acceleration of our loan repayment obligations or related litigation, including as a result of cross-defaults. If our indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing, and we could lose our assets, including fixed assets and shares in our subsidiaries, if our lenders foreclose on their liens, which would adversely affect our ability to conduct our business and result in a significant decline in the value of our shares and ADSs.

We may fail to comply with the terms of the restructured indebtedness or be unable to restructure all of our indebtedness in the future.

We have a number of facilities with ECA-lenders, which we intend to restructure in order to extend the repayment schedule and final maturity, as well as to decrease our interest payments. If we fail to negotiate restructuring of these agreements, lenders thereunder could enforce the debt and related security, which could lead to cross-defaults under our other agreements and could have a material adverse effect on our business, financial condition, results of operations and prospects.

In 2015, we signed agreements on restructuring of our debt with our major Russian lenders, such as VTB Bank and Gazprombank. We also signed restructuring agreements with Sberbank in February-April 2016, which granted a grace period and extended repayments of our debt, as well as waived all previous defaults. In December 2016, we signed the last set of the agreements with VTB Bank related to the first debt restructuring, which provided for extension of maturity of our credit lines until April 2022. Signing of these agreements was condition precedent to coming into effect of the similar provisions under agreements with Gazprombank and Sberbank. In April 2017, Gazprombank, VTB Bank and Sberbank confirmed the restructuring terms, including an extension of the repayment grace period until 2020 and the final maturity until 2022. In July 2018, we signed a new loan agreement with VTB Bank to refinance the pre-export credit facilities with a syndicate of banks. In November 2019, Sberbank assigned our debt and related security to VTB Bank.

In the second half of 2019, we initiated new discussions related to restructuring of our debt, and in the first half of 2020 we agreed the new restructuring terms with our major Russian lenders whose facilities constitute approximately 90% of our debt, which came into force in May 2020. The principal terms of the second restructuring included disposal of the Elga coal complex for RUB 89 billion, use of proceeds from disposal for partial repayment of indebtedness and deleveraging, as well as further extension of debt maturities. We sold the Elga coal complex, reduced our indebtedness, extended maturity of our debt owed to VTB Bank and Gazprombank for another seven years and agreed on new repayment schedules. Currently, the new financing terms provide for repayment of debt during the period of 2020-2027 with an option for further extension of maturity for another three years. Moreover, we were able to reduce the interest rates on certain group’s facilities denominated in U.S. dollars, retain the same interest rates for ruble-denominated facilities and security packages with respect to all of the facilities with our major Russian lenders. See “Item 5. Operating and Financial Review and Prospects — Restructuring of financial indebtedness.”

Our major Russian lenders required that all the loans provided to our subsidiaries be secured with the suretyship or pledge of assets of Mechel PAO or its subsidiaries. See “— We have a substantial amount of outstanding indebtedness with restrictive financial covenants and most shares and assets in our subsidiaries are pledged.” In accordance with the Joint-Stock Companies Law, such transactions normally require participation and obtaining of approval from a majority of disinterested shareholders of the company. Although we managed to obtain the required quorum for approvals in the past, including in June 2020 with respect to the new restructuring with VTB Bank and Gazprombank, we cannot predict whether we could obtain such shareholders’ approval in order to secure our loans in the future or whether we could get a waiver from the banks for the amendment of the security structure.

If we fail to comply with the terms of the restructured indebtedness or are unable to restructure our indebtedness in the future, our lenders may demand accelerated repayment, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects.

We have a substantial amount of outstanding indebtedness with restrictive financial covenants and most shares and assets in our subsidiaries are pledged.

We have a substantial amount of outstanding indebtedness, primarily consisting of debt we incurred in connection with the financing of our acquisitions of Yakutugol and Oriel Resources in 2007 and 2008, as well as debt we incurred to finance our investment program and working capital needs in late 2008 and 2009. As of December 31, 2020, our consolidated total debt, including lease obligations, was RUB 330,755 million, of which RUB 322,695 million was short-term debt (including RUB 310,522 million with loan covenant violations, of which RUB 248,667 million was long-term debt reclassified to short-term debt due to defaults and cross-defaults under our loan agreements). Our finance costs for the year ended December 31, 2020 were RUB 25,145 million, net of the amount capitalized.

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

In order to secure bank financings, we have pledged shares in certain our subsidiaries, including 99%-2 shares of Yakutugol, 95%+3 shares of Southern Kuzbass Coal Company, 91.66% of Chelyabinsk Metallurgical Plant, 50%+2 shares of common shares of Beloretsk Metallurgical Plant, 50%+2 shares of Korshunov Mining Plant, 87.5%+3 shares of Mechel Mining, 74%+1 share of Urals Stampings Plant, 25%+1 share of Izhstal, 25%+1 share of Port Posiet, 25% of registered capital of Port Temryuk, 25% of registered capital of Bratsk Ferroalloy Plant and 1.95% of shares of Mechel as of December 31, 2020. Also, some of our property, plant and equipment and certain other assets of our subsidiaries are pledged to the lenders. As of December 31, 2020, the carrying value of property, plant and equipment, inventory and accounts receivable pledged under our loan agreements amounted to RUB 23,920 million. See note 10.1(f) to the consolidated financial statements.

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

Our creditors, including the Federal Tax Service of the Russian Federation, may file a bankruptcy petition with a court seeking to declare us insolvent if we are unable to make payments to our creditors in excess of

RUB 300,000 within three months of such payments becoming due. In most cases, for such petition to be accepted, the outstanding indebtedness must be confirmed by a separate court decision or arbitral award that has already entered into force or upon expiration of 30 days from the date of the tax authority’s decision to collect indebtedness from funds or other property of the debtor. However, under the Federal Law No. 127-FZ “On Insolvency (Bankruptcy)” dated October 26, 2002, as amended (the “Bankruptcy Law”), financial (credit) organizations, which include our major creditors, may file a petition for bankruptcy without such separate court decision. The creditor has the right to apply to the arbitrazh court subject to preliminary not less than 15 days publication of a notice of intention to file a bankruptcy petition against the debtor in the Unified Federal Register of Information on Facts of Business Activity of Legal Entities. While in the past some of our creditors attempted to initiate bankruptcy proceedings against us and we have managed to settle those claims, if any creditor initiates court proceedings seeking to declare us insolvent, it could have a material adverse effect on our prospects and on the value of our shares and ADSs and may ultimately result in the inability of holders of our shares and ADSs to recover any of their investments.

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

In the past, we failed to fulfill payment (and other) obligations under certain lease agreements resulting in court claims from the respective lessors requesting the termination of the lease agreements and the return of the leased assets to the lessors. Although we were able to settle with our lessors, there can be no assurance that similar breaches will not occur in the future. Any future breaches under our lease agreements resulting in the return of the leased equipment to the lessor could adversely affect our operating activities, which in turn could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in the exchange rate of the ruble against the U.S. dollar and the euro and in interest rates may materially adversely affect our business, financial condition and results of operations.

Part of our sales are denominated in U.S. dollars, whereas the majority of our direct costs are incurred in rubles. In addition, we have foreign currency loans that are denominated in U.S. dollars and euros. Depreciation in real terms of the ruble against the U.S. dollar may result in a decrease in our costs relative to our export revenues assuming a stable level of prices for our products. Also, depreciation in real terms of the ruble against the U.S. dollar and/or euro may result in a reduction in our ability to service debt obligations denominated in U.S. dollars or euros. Conversely, appreciation in real terms of the ruble against the U.S. dollar may materially adversely affect our results of operations if the prices we are able to charge for our products do not increase sufficiently to compensate for the increase in real terms in our ruble-denominated expenditures. In 2020, the ruble depreciated in real terms against the U.S. dollar and the euro by 7.8% and 9.1%, respectively, as compared to 2019, according to the CBR. During 2020, the ruble depreciated from RUB 61.91 per U.S. dollar and RUB 69.34 per euro as at December 31, 2019 to RUB 73.88 per U.S. dollar and RUB 90.68 per euro as at December 31, 2020, respectively, which was primarily a result of slowdown in global economic activity and drop in oil prices. See “— The Russian economy and the value of our shares and ADSs could be materially adversely affected by fluctuations in the global economy.”

In an effort to protect the country’s foreign currency reserves from substantial depletion, the CBR moved to a free floating exchange rate regime in November 2014. In response to continuing ruble depreciation, the CBR in an unexpected, emergency meeting in December 2014 increased its key rate, which determines the borrowing costs for commercial banks, from 10.5% to 17%. The CBR subsequently decreased the key rate several times between 2015 and early 2018 to 7.25%, before increasing the key rate in late 2018 to 7.75%. During 2019, the key rate was gradually lowered to 6.25%. During 2020, the key rate was further lowered to 4.25%. Interest rates under our ruble-denominated facilities with Russian state banks are linked to the CBR key rate (plus a margin above the key rate). Should the CBR key rate increase again, or should interest rates under our existing facility agreements otherwise increase, we will face higher borrowing costs, which could have a material adverse effect on our business, cash flows, financial condition, results of operations and prospects.

Discontinuation of certain interest rate benchmarks could cause the group to renegotiate certain of its credit facilities.

Reference rates and indices, including interest rate benchmarks, such as the London Interbank Offered Rate (“LIBOR”), which are used to determine the amounts payable under financial instruments or the value of such financial instruments (“Benchmarks”), have, in recent years, been the subject of political and regulatory scrutiny as to how they are created and operated. This has resulted in regulatory reform and changes to existing Benchmarks, with further changes anticipated. These reforms and changes may cause a Benchmark to perform differently than it has done in the past or to be discontinued. Any change in the performance of a Benchmark or its discontinuation could have an adverse effect on any instrument referencing or linked to such Benchmark.

Some of the group’s credit facilities have a floating interest rate such as LIBOR and EURIBOR, including, for example, credit facilities with VTB Bank, and if for any reason the reference rates should become unavailable, such credit facilities might need to be renegotiated. There can be no assurance that the group will be able to renegotiate such credit facilities at least on similar terms, which could have an adverse effect on our business, financial condition, results of operations and prospects.

If limitations on the conversion of rubles into foreign currencies in Russia are imposed, this could cause us to default on our obligations.

Part of our indebtedness and part of our capital expenditures are payable in foreign currencies, including the U.S. dollar and the euro. Russian legislation currently permits the conversion of ruble revenues into foreign currency without limitation. If the Russian authorities were to impose limitations on the convertibility of the ruble or other restrictions on operations with rubles and foreign currencies, in the event of an economic crisis or otherwise, there may be delays or other difficulties in converting rubles into foreign currency to make a payment or delays in or restrictions on the transfer of foreign currency. This, in turn, could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults and, consequently, have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Currently, the CBR is the public authority responsible for issuance of such permissions. It is unclear whether the FFMS’s approvals of higher amounts prior to the establishment of this lower limit will be allowed to remain in place. As of December 31, 2020, our common ADSs and GDSs together accounted for approximately 17.5% of our common shares, and accordingly we believe we are limited in our ability to raise additional equity financing through placement of common shares in the form of depositary receipts. If the current limit is enforced, Deutsche Bank Trust Company Americas (the “depositary”) may be forced to cancel some of our common ADSs and GDSs and deliver a corresponding number of the underlying common shares to holders of common ADSs or GDSs. The Russian government or its agencies may also impose other restrictions on international financings by Russian issuers.

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

Our mining segment sells coal (metallurgical and steam), iron ore concentrate, coke and chemical products. These commodities are traded in markets throughout the world and are influenced by various factors beyond our control, such as global economic cycles and economic growth rates. Prices of these products have varied significantly in the past and could vary significantly in the future. For example, in 2020, coal prices were highly volatile. According to Metals & Mining Intelligence (“MMI”), a private information and research company, hard coking coal spot prices fluctuated in a wide range of $106-$163 per tonne (FOB Australia).

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

Our power segment generates and supplies power resources. Power demand in Russia depends on its consumption by the industrial sector, as well as various other factors, including the outside air temperature. In Russia, the steel and mining industries are major consumers of power and the level of production of steel and mining companies impact demand for power. Market demand for the power produced by our power segment is affected by many of the same factors and cycles that affect our mining and metals businesses.

Slowing growth of the world economy due to stagnation of economies in Europe, slowing economic growth in China and the United States, trade tensions between China and the United States, international sanctions against Russia and Russian individuals or businesses, as well as impact of COVID-19 outbreak and related quarantine measures, may have adverse consequences for our customers and our business as a whole. See “— Risks Relating to the Russian Federation — Sanctions imposed by the United States and the European Union, as well as other politically related disagreements and allegations between Russia and other countries, may have a material adverse effect on our business, liquidity and financial condition, as well as the trading market for and value of our shares and ADSs.”

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

We face competition from Russian and international steel and mining companies. Consolidation in the steel and mining sectors globally has led to the creation of several large producers, some of which have greater financial resources and more modern facilities than our group. We also face price-based competition from emerging market producers, including, in particular, Mongolia, Indonesia, Columbia, Brazil, Malaysia, China, Kazakhstan, Turkey, Uzbekistan and Ukraine. Increased competition could result in more competitive pricing and reduce our operating margins.

Our competitiveness is based in part on our operations in Russia having a lower cost of production than competitors in higher-cost locations. We have been facing a consistent upward trend in the past several years in production costs, particularly with respect to wages and transportation. For example, our rail transportation costs increased consistently during the last three years with the railway tariff increases of 5.4% in 2018, 3.6% in 2019 and 3.5% in 2020. In addition, for export traffic, with certain exceptions, there was an additional increase to railway tariffs of 8.0% in 2018, 8.0% in 2019 and 8.0% in 2020. See “— A limited capacity of the railway infrastructure and an increase in railway tariffs expose us to uncertainties regarding transportation costs of raw materials and steel products,” “— Increasing costs of electricity, natural gas, diesel fuel and labor could materially adversely affect our operating margins” and “— Inflation could increase our costs and decrease operating margins.” If these production costs continue to increase in the jurisdictions in which we operate, our competitive advantage will be diminished, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We will require a significant amount of cash to fund our capital investment program.

Our business requires maintenance capital expenditures in order to maintain production levels adequate to meet the demand for our products, as well as other capital expenditures to implement our business strategy. We spent RUB 4.4 billion during 2020 on our capital expenditures (including RUB 2.2 billion in maintenance capital expenditures). In planning for 2021, we followed our current investment policy focusing only on those items that are either close to completion or are of major importance for our operations. Our capital investment program currently contemplates capital spending of up to RUB 8.8 billion in 2021 (including up to RUB 6.5 billion in maintenance capital expenditures). A considerable part of the planned capital expenditures relate to the renewal of metallurgical and mining-and-transport equipment. Overall, we plan to spend up to RUB 36.1 billion for the three-year period of 2021-2023 on capital investments (including up to RUB 26.5 billion in maintenance capital expenditures). See “Item 4. Information on the Company — Capital Investment Program.”

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

In 2019, Russian Railways announced the beginning of the second phase of the railway infrastructure development program, the purpose of which is to increase the capacity of the Baikal-Amur and Trans-Siberian Mainlines located in the Russian Far East by 2024. However, there can be no assurance that the development projects by Russian Railways will proceed according to existing plans, particularly in light of international sanctions against Russian companies and individuals. In addition, there is acute competition among Russian coal exporters for existing port capacity. In light of this shortage, Russian coal producers have endeavored to acquire ports or separate terminals to ensure the export of their products.

In May 2020, the Russian government introduced direct quotas for the volume of export shipments of coal by rail from the Kuzbass deposits in the direction of seaports and land border points in the Russian Far East. The Ministry of Energy of the Russian Federation approves on a monthly basis the volume of quota for each coal shipper from the Kuzbass deposits according to a formula that takes into account the current capacity of the Baikal-Amur and Trans-Siberian Mainlines, ports and border points of the Russian Far East, as well as the volume of coal shipments that each of the shippers effected in prior periods towards the west from Kuzbass. The new procedure affects, among other things, the shipments of coal produced by Southern Kuzbass Coal Company. Despite the fact that the introduction of this procedure at the moment has not led to a reduction in our ability to ship coal from Southern Kuzbass Coal Company in the direction of Port Posiet, there can be no assurance that future changes in parameters, such as total capacity of the Baikal-Amur Mainline, the Trans-Siberian Mainline and the ports of the Russian Far East, which are beyond our control, will not lead to a reduction in ability to ship coal, which will result in the need to search for alternative volumes to fully load the capacities of Port Posiet. Moreover, reduction in our ability to ship coal due to capacity issues of certain logistics infrastructure, may have a material adverse effect on our revenues, results of operations and prospects.

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

We base our reserve information on engineering, economic and geological data, which is assembled, analyzed and reviewed by our staff, which includes various engineers and geologists, on an annual basis and is reviewed by independent mining engineers as of the acquisition dates as part of business combinations. The reserve estimates as to both quantity and quality are periodically updated to reflect production from reserves and new drilling, engineering or other data received. There are numerous uncertainties inherent in estimating quantities and qualities and the costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable reserves and net cash flows necessarily depend upon a number of variable factors and assumptions, such as geological and mining conditions which may not be fully identified by available exploration data or which may differ from our experience in current operations, projected rates of production in the future, historical production from the area compared with production from other similar producing areas, the assumed effects of regulation and taxes by governmental agencies and assumptions concerning prices, operating costs, mining technology improvements, mineral extraction and excise tax, development costs and reclamation costs, all of which may vary considerably from actual results. In addition, it may take many years from the initial phase of drilling before production is possible. During that time, the economic feasibility of exploiting a discovery may change as a result of changes in the market price of the relevant commodity. Mine development plans may have to be revised due to geological and mining conditions and other factors described above, as well as due to shortages in capital funding. Our planned development projects also may not result in significant additional reserves and we may not have continuing success developing new mines or expanding existing mines beyond our existing reserves.

The financial performance of our mining segment depends substantially on our ability to mine coal reserves that have the geological characteristics that enable them to be mined at competitive costs and to meet the quality needed by our customers. Actual tonnage recovered from identified reserve areas or properties and revenues and expenditures with respect to our reserves may vary materially from estimates. Replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. Our ability to obtain other reserves through acquisitions in the future could be limited, among other things, by restrictions under our existing or future loan agreements, competition from other mining companies for attractive properties, the lack of suitable acquisition candidates or the inability to acquire mining properties on commercially reasonable terms. Furthermore, we may not be able to mine all or some of our reserves as profitably as we do at our current operations due to increases in wages, power and fuel prices and other factors.

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

Our business depends on the continuing validity of our subsoil licenses and the issuance of new and extended subsoil licenses and our compliance with the terms thereof. In particular, in estimating our reserves, we have assumed that we will be able to renew our Russian subsoil licenses as and when necessary in the ordinary course of business so that we will be able to exploit the resources under such licenses for the operational life of the relevant subsoil plot. See “Item 4. Information on the Company — Regulatory Matters — Subsoil Licensing in Russia — Extension of licenses” and “— Mining Segment — Mineral reserves.” However, license extension is subject to the licensee being in compliance with the terms of the license. Our experience with license extensions and publicly available information about current market practice and available court practice suggest that regulatory authorities tend to focus on such terms of the license as production levels, operational milestones and license payments, which are considered to be material terms of the license. Nevertheless, there is no assurance that this approach will be consistently applied by the regulatory authorities and the courts, or that this approach will not change in the future. Regulatory authorities exercise considerable discretion in the timing of license issuance, extension of licenses and monitoring licensees’ compliance with license terms. Subsoil licenses and related agreements typically contain certain environmental, safety and production commitments. See “Item 4. Information on the Company — Regulatory Matters — Subsoil Licensing in Russia — Maintenance and termination of licenses.” If regulatory authorities determine that we have violated the material terms of our licenses, it could lead to rejection of our license extensions or suspension or termination of our subsoil licenses, and to administrative and civil liability. In addition, requirements imposed by relevant authorities may be costly to implement and result in delays in production. Our subsoil licenses expire on dates falling in 2023 through 2038. See the tables setting forth expiry dates of our Russian subsoil licenses in “Item 4. Information on the Company — Mining Segment” and reserves information. Accordingly, these factors may seriously impair our ability to operate our business and realize our reserves which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We currently do not comply with the material terms of certain Russian subsoil licenses. In particular, we failed to commence commercial coal production at the Raspadsk license area (part of Olzherassky Open Pit) as required by the license due to unfavorable mine economics. In addition, we commenced preparation for the commercial development of the Yerunakovsk-1, Yerunakovsk-2 and Yerunakovsk-3 license areas, but failed to commence commercial production at these subsoil areas as required by the licenses due to unfavorable mine economics. As a result, in April 2017, the subsoil use right for the Yerunakovsk-2 license area was early terminated by the Federal Agency for Subsoil Use (“Rosnedra”). In August 2019, Rosnedra notified us of a possible early termination of the subsoil use right for the Yerunakovsk-1 and Yerunakovsk-3 license areas, if within one year the existing violations are not eliminated. In May 2020, the subsoil use right for the

Yerunakovsk-1 and Yerunakovsk-3 license areas was early terminated by our own initiative due to inability to eliminate violations. Furthermore, we did not meet the deadlines for exploration completion, preparation for the commercial development and commencement of mining of the Pionerskoye and the Sivaglinskoye iron ore deposits due to lack of financing. As a result, in December 2019, Rosnedra early terminated the subsoil use right for the Pionerskoye and the Sivaglinskoye deposits. We challenged this decision of Rosnedra, and in October 2020 the court of the first instance declared it illegal. Rosnedra appealed, but the court of appeal upheld the decision of the court of the first instance. In February 2021, Rosnedra filed a cassation appeal, the hearing of which is scheduled for April 26, 2021.

Increasing costs of electricity, natural gas, diesel fuel and labor could materially adversely affect our operating margins.

In 2020, our Russian operations purchased in the wholesale and retail electricity and capacity markets approximately 3.1 billion kilowatt-hours (“kWh”) of electricity at a total cost of approximately RUB 9.5 billion, implying an average cost of approximately RUB 3.11 per kWh. According to the Ministry of Economic Development of the Russian Federation estimates, the average increase in market prices in the retail electricity market was 5.6% in 2020, and is expected to be in the range of 2.9-3.5% in 2021-2023. Further price increases for electricity may also occur in the future due to the increase in fuel prices.

Our Russian operations also purchase significant amounts of natural gas, primarily for the production of power resources at our own co-generation facilities, from Novatek PAO (“Novatek”), Russia’s largest independent producer of natural gas, Rosneft Oil Company (“Rosneft”), the government-controlled leader of Russia’s petroleum industry, and Gazprom PAO (“Gazprom”), the government-controlled dominant gas producer and the owner of the unified gas supply system of Russia. Domestic natural gas prices are regulated by the Russian government. In 2020, we purchased approximately 1.8 billion cubic meters of gas at a total cost of approximately RUB 7.4 billion. Russian domestic natural gas prices are significantly below Western European levels, which provides us with a cost advantage over our competitors, an advantage which may diminish as Russian domestic gas prices approach Western European levels. Starting from August 1, 2020, the FAS set wholesale prices of gas produced by Gazprom for domestic consumers on the territory of the Russian Federation, except for households, in the range of RUB 2,688 to RUB 5,097 per thousand cubic meters, as compared to prices set for the previous period which were set starting from July 1, 2019 in the range of RUB 2,610 to RUB 5,097 per thousand cubic meters, depending on the region of the Russian Federation where the gas is purchased.

We use petroleum products, in particular diesel fuel, as fuel for technological transport in our mining operations. In 2020, our Russian operations purchased approximately 158.8 thousand tonnes of diesel fuel at a total cost of approximately RUB 6.6 billion. The Russian diesel fuel market is controlled by a limited number of oil companies, including our major suppliers such as Rosneft, Gazprom Neft PJSC and LUKOIL PJSC. There is a free pricing regime for commercial consumers of petroleum products in Russia.

Following raw materials used in the production process and energy-related costs, our labor costs are the next most significant operational cost. Labor costs in Russia have historically been significantly lower than those in the more developed market economies of North America and Western Europe for similarly skilled employees. However, the average wage in the Russian Federation has increased in recent years, for example, by 8.5% and 4.8% in 2018 and 2019, respectively, according to Rosstat. Labor costs in Russia are indexed to and adjusted for inflation, which means that in the future labor costs may rise and our advantage with respect to our competitors with foreign operations that have historically had to pay higher average wages than those paid in Russia may be reduced.

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

Railway transportation is our principal means of transporting raw materials and steel products to our facilities and to customers in Russia and abroad. The Russian rail system is controlled by Russian Railways, which is a state-sanctioned monopoly responsible for the management of all Russian railroads. The Russian government sets domestic rail freight prices and the terms of transportation, including the terms related to the type of rolling stock to be used for transportation of certain types of cargo and the estimated minimum tonnage for the purposes of determining the applicable tariff. These rail freight prices are subject to annual adjustment based on, among other factors, inflation and the funding requirements of Russian Railways’ capital investment program, which is in turn affected by the acute need to upgrade track infrastructure and passenger- and cargo-handling facilities. The Russian government and Russian Railways’ initiatives could result in further increases in our freight transportation costs, which could have an adverse effect on our business, results of operations, financial condition and prospects.

Our cargoes are currently transported in the railcars owned by our subsidiary Mecheltrans or third-party railcar owners, mainly to transport coal products and iron ore concentrate. Mecheltrans works with third-party railcar owners to arrange for transportation and forwarding cargoes with their railcars. The most significant railcar owners used by Mecheltrans for rail transportation include Federal Freight JSC, New Forwarding Company JSC, TFM-Operator OOO, Freight Company OOO, Atlant OOO and Titan AO. In 2020, our freight volume transported by third-party railcar owners amounted to 16.8 million tonnes, for which we paid RUB 6.7 billion.

In 2020, railway tariffs were indexed by 3.5%. Starting from January 1, 2021, railway tariffs have increased by an additional 3.7%. Along with the growth of tariff levels, a disruption in the transportation of our raw materials and products may occur. In recent years, the ban to extend the service life of railcars, the shortage of spare parts for their repair, as well as the deficit of the railcar fleet as a result of scheduled railway track repairs have led to a significant increase in prices of rolling stock operators’ services and a reduction in volume of transported cargo, including our cargo. In 2019, price increase for operators’ services ceased, however, all of the above factors may arise in the future and negatively impact our operating margins, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Inflation could increase our costs and decrease operating margins.

In 2020, 2019 and 2018, the consumer price inflation rate in Russia was 4.9%, 3.0% and 4.3%, respectively, according to the Russian Federal State Statistics Service (“Rosstat”). The increase in 2020 as compared to 2019 was primarily due to the depreciation of the ruble and an increase in prices on consumer goods and services. Inflation increases our operating costs on monetary items, which are sensitive to rises in the general price level in Russia, including fuel and energy costs, the cost of production services and salaries (as under existing collective bargaining agreements, wage indexation takes inflation into account). Inflation could also potentially increase the prices we can charge for our products. The impact of inflation on our operating margins depends on whether we can charge higher prices corresponding with the increase in costs. Nevertheless, there is a high risk that inflation will have an overall negative impact on our operating margins.

We face certain trade restrictions in the export of ferrosilicon to the European Union.

In February 2008, an antidumping duty in the amount of 17.8% was imposed on exports to the European Union of ferrosilicon produced by our subsidiary Bratsk Ferroalloy Plant for a period of five years. In April 2014, following an expiry review, the antidumping duty was extended for another five years. At the end of this period, in April 2019, the European Commission issued a notice of initiation of an expiry review of the antidumping measures applicable to imports of ferrosilicon originating in Russia and the People’s Republic of China. In July 2020, the antidumping duty of 17.8% was extended for another five years. We may face additional antidumping duties and other trade restrictions in the European Union, the United States and other markets in the future. See “Item 4. Information on the Company — Steel Segment — Trade restrictions.”

We benefit from Russia’s tariffs and duties on imported steel, many of which have been reduced upon Russia’s WTO membership and may be eliminated in the future.

Russia has in place import tariffs with respect to certain imported steel products that are generally advantageous to our business. These tariffs generally amount to 5% of the value of the imports. Almost all of our sales of steel products in Russia were protected by these import tariffs in 2020. The Republic of Belarus, the Republic of Kazakhstan and the Russian Federation entered into a Customs Union and implemented a Common Customs Tariff, which came into force on January 1, 2010, reducing import duties on stainless rolled products from 15% to 5%. Further, the Republic of Belarus, the Republic of Kazakhstan and the Russian Federation established the Eurasian Economic Union, which was enlarged in 2015 to include the Republic of Armenia and the Kyrgyz Republic. Creation of the Customs Union, as well as other actions and decisions of the Russian authorities in respect of tariffs and duties, can lead to further reduction of import duties.

Upon Russia’s entry into the World Trade Organization (“WTO”), the import tariffs and duties of Russia were reduced or eliminated, depending on the type of steel products. In particular, according to the WTO accession terms, Russian import duties on most types of steel products have been reduced to 5%, causing increased competition in the Russian steel market from foreign producers and exporters. A further reduction in such protective tariffs could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We are at risk of experiencing any and all of these hazards. The occurrence of such hazards could delay production, increase production costs, result in injury to persons or death, and damage to property, as well as liability for us. In 2020, production accidents at our operations resulted in three fatalities. Also, there was a self-heating of coal at Olzherasskaya-Novaya Underground in 2019, which caused the temporary suspension of mining operations. We continue to implement measures to cure the effects of this occasion and plan to resume production in the fourth quarter of 2021. We are implementing measures aimed at preventing production accidents and occasions in the future and we are cooperating with the competent governmental authorities, in particular, the Russian Federal Service for Ecological, Technological and Nuclear Supervision (“Rostekhnadzor”).

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

Our operations and properties are subject to extensive environmental control and regulation in the jurisdictions in which we operate. For instance, our operations generate large amounts of pollutants contained in air emissions, waste water and industrial waste, some of which are hazardous, such as benzapiren, sulfur oxide, sulfuric acid, nitrogen ammonium, sulfates, nitrites and phenicols. Some of our operations result in the creation of sludges, including sludges containing base elements such as chromium, copper, nickel, mercury and zinc. The creation, storage and disposal of such hazardous waste is subject to environmental regulations, including the requirement to perform decontamination and reclamation, such as cleaning up highly hazardous waste oil and iron slag. In addition, pollution risks and related costs are often impossible to assess unless environmental audits have been performed and the extent of liability under environmental and civil laws is clearly determinable. In 2019, as a result of an independent environmental audit of our production facilities located in the Chelyabinsk region, we signed an agreement on implementation of a set of measures aimed at improving the environmental situation in the region and reducing air emissions by 2024. In 2020, we performed a number of measures to replace gas-cleaning equipment at our production facilities. In January 2021, we signed another environmental agreement, according to which we undertook additional obligations to reduce emissions of pollutants into the air until 2026. Furthermore, in November 2020, Chelyabinsk Metallurgical Plant signed an agreement on the implementation of a set of measures to reduce the impact on water bodies (the Miass River) and improve the treatment of industrial waste water until 2024.

Environmental legislation in Russia is generally weaker and less stringently enforced than in the European Union or the United States. However, environmental laws and regulations are continually changing and are generally becoming more restrictive. New laws and regulations, the imposition of more stringent requirements for licenses, increasingly strict enforcement or new interpretations of existing environmental laws, regulations or licenses, or the discovery of previously unknown contamination, may require further expenditures to modify operations, install pollution control equipment or perform site clean-ups, the curtailment of operations or the payment of fees, fines and other penalties. For example, since October 2019, marine transport infrastructure facilities used for coal transshipment must comply with the best available technologies aimed at reducing pollutants discharge. Failure to comply with the requirements to equip business and other facilities located within the boundaries of water protection zones with structures ensuring the protection of water bodies from pollution, clogging, silting and depletion of water entails the imposition of an administrative fine or suspension of operations for up to 90 days. Moreover, the introduction of more stringent environmental laws and regulations could lead to the need for new or additional rehabilitation and decommissioning reserves or to an increase in our environmental liabilities, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Based on the current regulatory environment in Russia and elsewhere where we conduct our operations, as of December 31, 2020, we did not create any reserves for environmental liabilities and compliance costs, other than an accrual in the amount of RUB 4,989 million for rehabilitation provision. Any change in this regulatory environment could result in actual costs and liabilities for which we have not provided reserves.

In the course, or as a result, of an environmental investigation by the Russian governmental authorities, courts can issue decisions requiring part or all of the production at a facility that has violated environmental standards to be halted for a period of up to 90 days. We have been cited in Russia for various violations of environmental regulations in the past and we have paid certain fines levied by regulatory authorities in connection with these infractions. For example, in November 2017, the Russian Federal Service for the Supervision of Natural Resources (“Rosprirodnadzor”) conducted an inspection of Port Posiet and ordered it to equip the port area with a rainwater sewage system by October 1, 2018. We have applied several times for extension, and Rosprirodnadzor extended the implementation date of this order until March 1, 2021. Port Posiet did not complete the prescribed activities by this date. In March 2021, Rosprirodnadzor notified Port Posiet on initiation of an implementation control, which is expected to begin in the second half of March. In February 2018, the Khasansky District Court in Primorsky Krai also obliged Port Posiet to remedy violations of environmental and sanitary-epidemiological legislation until April 2019. Port Posiet implemented preparatory works for commencement of construction of the required treatment facilities, and in August 2019 applied for a stay of execution. The court allowed Port Posiet to stay of execution until November 1, 2020. In November 2020, Port Posiet applied for another stay of execution, which was rejected by the court. Currently, Port Posiet continues the construction of treatment facilities to comply with the court’s decision. In addition, as a result of an extraordinary inspection in March 2020, the Russian Federal Service for Surveillance on Consumer Rights Protection and Human Wellbeing (“Rospotrebnadzor”) ordered Port Posiet to eliminate violations related to the excess concentration of coal dust and inadequate air pollution control measures by October 1, 2021.

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

In general, the pollutants emission into the atmosphere and discharge into the waters, as well as the disposal of industrial and consumer waste in the absence of a permit is a violation that may lead to the imposition of a fine or suspension of operations for up to 90 days, and in some cases may also lead to criminal liability of individuals including key management personnel of the group. In addition, in the absence of the permit, much higher fee tariffs apply as the entire volume of emissions, discharges and waste becomes above-limit.

Although we take measures to limit the adverse impact of our operations on the environment, violations of environmental laws and regulations may lead to suspension of our operations, damages awards, remedial actions or criminal liability, which in turn could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

In December 2015 at the Paris climate conference, 196 countries adopted the United Nations Framework Convention on Climate Change. The agreement sets out a global action plan to avoid climate change. Russia ratified the Paris Agreement and it came into force on November 6, 2019. Russia’s target as part of the Paris agreement is to reduce greenhouse gas emissions to 70-75% of 1990 levels by 2030, provided that the maximum absorption capacity of forests is reached. Furthermore, the Russian Federation shall develop a long-term plan to reduce greenhouse gas emissions and shall establish a strategy on adaptation to climate change. In 2015-2017, the Ministry of Natural Resources and Ecology of the Russian Federation has approved a number of methodology guidelines for the quantification of the amount of greenhouse gas emissions by legal entities conducting business and other activities in Russia. In 2018, the Ministry of Economic Development of the Russian Federation proposed a draft law on state regulation of greenhouse gas emissions. This draft law, if enacted, would establish target limits for greenhouse gas emissions, general rules and guidelines for emitters and introduce permits for greenhouse gas emissions. The draft law is still at the stage of development, and it is hard to predict when it would be adopted into a law.

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

Our production facilities are located in different climate and weather conditions, and abnormal weather changes and natural hazards could affect their operations. Interruptions in electricity supply and transport communication could lead to delays in deliveries of raw materials to our production facilities and finished products to consumers, as well as a suspension of production. For example, in 2020, as a result of calm weather which led to high gas contamination of the mine, mining operations at Korshunovsky Open Pit were suspended for 13 days; and icy rain caused the closure of railway traffic towards Port Posiet for 5 days. In addition, the existence of abnormally low temperatures for a long period of time may limit the work of the port infrastructure, crane equipment and mining-and-transport equipment. The negative impact of such abnormal or extreme climate and weather conditions may have an adverse effect on our business, financial condition, results of operations and prospects.

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

Our Chairman, Igor Zyuzin may be deemed to be the beneficial owner of approximately 30.68% of our common shares. Our Chairman’s wife Mrs. Irina Zyuzina may be deemed to be the beneficial owner of approximately 19.61% of our common shares. Mr. Kirill Zyuzin, son of Mr. Igor Zyuzin and Mrs. Irina Zyuzina, may be deemed to be the beneficial owner of approximately 19.14% of our common shares. Ms. Ksenia Zyuzina, daughter of Mr. Igor Zyuzin and Mrs. Irina Zyuzina, may be deemed to be the beneficial owner of approximately 20.65% of our common shares. Therefore, Mr. Igor Zyuzin and Mrs. Irina Zyuzina together beneficially own 50.29% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions.” Except in certain cases as provided by the Federal Law “On Joint-Stock Companies,” dated December 26, 1995, as amended (the “Joint-Stock Companies Law”), resolutions at a general shareholders’ meeting are adopted by a majority of the voting stock at a meeting where shareholders holding more than half of the voting shares are present or represented. Accordingly, Mr. Zyuzin and his family members have the power to control the outcome of most matters to be decided by a majority of the voting stock present at a general shareholders’ meeting and can control the appointment of the majority of directors and the removal of all of the elected directors if they act in concert. In addition, our largest shareholders are likely to be able to take actions, which require a three-quarters supermajority of the voting stock present at such a general shareholders’ meeting, such as amendments to our charter, reorganization, significant sales of assets and other major transactions, if other shareholders do not participate in such meeting. Thus, our largest shareholders can take actions that you may not view as beneficial or prevent actions that you may view as beneficial, and as a result, the value of our common shares and ADSs could be materially adversely affected.

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

The amount of goodwill on our balance sheet as of December 31, 2020 that is subject to impairment analysis was RUB 12,932 million or 7% of our total assets. This amount includes goodwill of Yakutugol, Kuzbass Power Sales Company and Port Posiet of RUB 10,259 million, RUB 1,026 million and RUB 756 million, respectively, as of December 31, 2020. See note 17 to the consolidated financial statements.

Based on the results of the impairment analysis of goodwill we performed during 2020, an impairment loss of RUB 3,324 million was recognized. According to the results of the impairment analysis of non-current assets as of December 31, 2020, an impairment loss of RUB 573 million was recognized. See note 17 to the consolidated financial statements.

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

As of December 31, 2020, approximately 55% of all our employees were represented by trade unions. Although we have not experienced any business interruption at any of our companies as a result of labor disputes from the dates of their respective acquisition by us, and we consider our relations with our employees to be good. Under Russian law, unions have the legal right to strike and other Russian companies with large union representation periodically face interruptions due to strikes, lockouts or delays in renegotiations of collective bargaining agreements. Our businesses could also be affected by similar events if our relationships with our labor force and trade unions worsen in the future. We have extended the industry agreements for coal and ore mining and smelting industries and have renegotiated most related collective bargaining agreements. If we are unable to prolong collective bargaining agreements on similar conditions in the future or our employees are dissatisfied with the terms of the collective bargaining agreements and undertake any industrial action, it could have material adverse effects on our business, financial condition, results of operations and prospects.

We do not carry the types of insurance coverage customary in more economically developed countries for a business of our size and nature, and a significant adverse event could result in substantial property loss and inability to rebuild in a timely manner or at all.

The insurance industry is still developing in Russia, and many forms of insurance protection common in more economically developed countries are not available in Russia on comparable terms. At present, most of our Russian production facilities are not insured, and we have no coverage for business interruption or for third-party liability, other than insurance required under Russian law, collective bargaining agreements, loan agreements or other undertakings. Some of our international production facilities are not covered by comprehensive insurance typical for such operations in Western countries. We cannot assure you that the insurance we have in place is adequate for the potential losses and liabilities we may suffer.

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

Disposal of the Elga coal complex may affect our growth in future.

In December 2019, we received an offer to sell our stake in the Elga coal complex comprised of a 50.9990202673% stake in Elgaugol OOO, a 51% stake in Elga-road OOO and a 51% stake in MecheltransVostok OOO. The Elga coal complex represented approximately 35% of the group’s assets as of December 31, 2019 and required substantial amount of investment, which the group was not in a position to provide. In April 2020, the group disposed of the Elga coal complex for RUB 89 billion in order to reduce the group’s debt leverage. See “— We may fail to comply with the terms of the restructured indebtedness or be unable to restructure all of our indebtedness in the future.”

Elga Open Pit has a substantial amount of coal reserves amounting to 2,226.1 million tonnes or approximately 76% of the group’s total coal reserves as of December 31, 2019. Due to disposal of the asset, the group can be exposed to lower coal production levels in future, which could have adverse effect on our business, financial condition, results of operations and prospects.

In the event that the minority shareholders of our subsidiaries were to successfully challenge past interested party transactions or do not approve interested party transactions in the future, we could be limited in our operational flexibility.

We own less than 100% of the equity interests in some of our subsidiaries. In addition, certain of our wholly-owned subsidiaries have previously had other shareholders. We and our subsidiaries have carried out, and continue to carry out, transactions among our companies which may be deemed controlling or controlled entities in relation to each other, as well as transactions with other parties which may be considered to be “interested party transactions” under Russian law. Since 2017, such transactions, generally, do not require prior consent of disinterested directors, disinterested independent directors or disinterested shareholders. However, upon request of a sole executive body, a member of the collegial executive body, a member of the board of directors or a shareholder or group of shareholders holding in aggregate at least 1% of the voting shares, such prior consent must be obtained. The provisions of Russian law defining for which transactions a consent must be obtained are subject to different interpretations, and these transactions may not always be properly approved, including by former shareholders. We cannot make any assurances that our and our subsidiaries’ applications of these rules will not be subject to challenge by shareholders. Any such challenges, if successful, could result in the invalidation of transactions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, Russian law requires a three-quarters majority of the voting stock present at a general shareholders’ meeting to approve certain matters, including, for example, charter amendments, reorganizations, major transactions involving property in excess of 50% of the balance sheet value of the company’s assets, acquisition by the company of outstanding shares and certain share issuances. In some cases, minority shareholders may not give prior consent to transactions requiring their approval or other matters requiring approval of minority shareholders or supermajority approval. In the event that these minority shareholders or a shareholder holding at least 1% of the voting shares were to successfully challenge past transactions, or do not approve or give prior consent to transactions or other matters in the future, we could be limited in our operational flexibility and our business, financial condition, results of operations and prospects could be materially adversely affected.

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

Because we are a holding company, our ability to pay dividends depends primarily upon receipt of sufficient funds from our subsidiaries. Under Russian law, dividends may be declared and paid only out of net profits calculated under the Russian accounting standards and as long as certain conditions have been met, including if the value of the net assets, calculated under the Russian accounting standards, is not less (and would not become less as a result of the proposed dividend payment) than the sum of the charter capital, the reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred shares. Currently, some of our subsidiaries do not meet this criterion and cannot approve payment of, or pay dividends. See “— Risks Relating to the Russian Federation — One or more of our subsidiaries could be forced into liquidation on the basis of formal non-compliance with certain requirements of Russian law, which could materially adversely affect our business, financial condition, results of operations and prospects.”

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

ADS holders have no direct voting rights with respect to the shares represented by the ADSs. They can only exercise voting rights with respect to the shares represented by ADSs in accordance with the provisions of the deposit agreements relating to the ADSs and relevant requirements of Russian law. Therefore, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps which are involved. Our charter require us to notify shareholders not less than 30 days prior to the date of any meeting of shareholders and at least 50 days prior to the date of an extraordinary meeting to elect our board of directors. Within specified time limits, a notice of the general shareholders’ meeting shall be published on our website www.mechel.ru. It also may be brought to the attention of persons entitled to participate in the general shareholders’ meeting and registered in the register of shareholders by other means, including by e-mails, text messages sent on the mobile phones, post or delivery to each of the above persons against signature or via publishing in the newspaper Rossiyskaya Gazeta. As an additional way of notification, other mass media (television, radio) can be used. Our common shareholders, as well as our preferred shareholders in cases when they have voting rights, are able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

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

Under Russian tax legislation, dividends paid to a non-resident holder of shares of a Russian company generally will be subject to a 15% withholding tax. This tax rate may potentially be reduced to 10% or 5% for U.S. holders of the shares that are companies and to 10% for U.S. holders of the shares that are individuals under the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the “United States-Russia income tax treaty”), provided a number of conditions are satisfied. Pursuant to existing Russian tax legislation, the reduced tax rate of 5% established in accordance with certain provisions of the United States-Russia income tax treaty does not apply on dividend payments under ADSs. The general rate of 10% which is established by the treaty and does not account for benefits applies, subject to the submission of certain information to the tax agent. If such information has not been submitted to the tax agent in the prescribed manner and in a certain period of time, a tax rate of 30% is applied. Thus, the tax agent may be obliged to withhold tax at higher non-treaty rates when paying out dividends, and U.S. ADS holders may be unable to benefit from the United States-Russia income tax treaty. ADS holders may apply for a refund of a portion of the tax withheld under an applicable tax treaty, however, this process may be time-consuming and no assurance can be given that the Russian tax authorities will grant a refund. See “Item 10. Additional Information — Taxation — Russian Income and Withholding Tax Considerations” for additional information.

Capital gains from the sale of ADSs may be subject to withholding tax in Russia.

Under Russian tax legislation, gains realized by foreign organizations from the disposition of Russian shares and securities, as well as financial instruments derived from such shares, with the exception of shares that are traded on an organized securities market, may be subject to withholding tax in Russia if more than 50% of the organization’s assets directly or indirectly consist of immovable property located in Russia. Gains arising from the sale on foreign exchanges (foreign market operators) of securities or derivatives circulated on such exchanges are not considered Russian source income.

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

As of December 31, 2020, out of the 138,756,915 issued preferred shares, approximately 39.5% are held by our wholly-owned subsidiary Skyblock Limited, the remaining preferred shares are held by the public. It is possible that we may decide to offer additional preferred shares and preferred ADSs through public offering or broker trades in the future, including preferred shares held by Skyblock Limited. Additional offerings or sales of preferred shares and preferred ADSs by us, or the public perception that such offerings or sales may occur, could have an adverse effect on the market price of our preferred shares and preferred ADSs.

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

Partly as a result of political tensions, international sanctions, ruble volatility and a drop in oil prices, Standard & Poor’s, Moody’s and Fitch downgraded the credit ratings of the Russian Federation in 2015. The ratings agencies have subsequently upgraded the credit ratings and/or outlooks of the Russian Federation between 2016 and 2020. As of the date hereof, the Russian Federation’s sovereign credit rating was “BBB-” (with a stable outlook) by Standard & Poor’s, “Baa3” (with a stable outlook) by Moody’s and “BBB” (with a stable outlook) by Fitch. However, there can be no assurance that further downgrades of Russia’s sovereign credit rating will not occur.

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

The United States and the European Union (as well as certain other countries) have imposed sanctions and export control restrictions on certain Russian individuals and entities and taken other actions in response to the ongoing situation in Ukraine and Crimea, alleged Russian cyber-attacks, election interference, activities in Syria and nerve gas incident in the United Kingdom. See “— Domestic, regional and international political and diplomatic conflicts could create an uncertain operating environment that could adversely affect our business and hinder our long-term planning ability.” In particular, the United States and the European Union have imposed (i) sanctions that block the property of certain designated businesses, legal entities and individuals and restrict travel (“Blocking Sanctions”), (ii) sectoral sanctions that prohibit certain types of transactions with companies operating in the Russian energy, financial and defense sectors, including limitations on provision of debt and/or equity financing (“Sectoral Sanctions”), and (iii) territorial sanctions restricting investment in and trade with Crimea which, subject to some exemptions, prohibit virtually all investments into, imports from, and exports to, the territory of Crimea, aiming at severely restraining any U.S. or EU-related business contacts with this territory. The Blocking Sanctions and the Sectoral Sanctions apply to individuals and entities named on the respective sanctions lists as well as to entities that are owned (directly or indirectly) 50% or more, in aggregate, by one or more sanctioned persons and, accordingly, may extend beyond Russia. In addition, on August 2, 2017, the U.S. President signed into law the Countering America’s Adversaries Through Sanctions Act (the “CAATSA”) that includes additional sanctions that may be introduced against Russian entities. In August 2018, the U.S. Department of State imposed new sanctions on Russia under the Chemical and Biological Weapons Control and Warfare Elimination Act of 1991 (the “CBW Act”).

To date, the Blocking Sanctions have been imposed against prominent Russian politicians, executive branch officials, members of the Russian Parliament, public figures, certain owners of large businesses in Russia, as well as their assets and enterprises, and major defense and other Russian companies. In addition, the United States and the European Union have introduced Sectoral Sanctions against (a) major Russian banks, such as Gazprombank, Vnesheconombank, VTB Bank (PJSC), Russian Agricultural Bank and Sberbank, (b) Transneft, Gazprom Neft, Rosneft and Novatek, and (c) State Corporation Rostec and other military industrial corporations. In October 2020, EU introduced new sanctions against six Russian individuals and one legal entity. We have business relations with certain Russian persons and their controlled entities that are identified as targets of U.S. and EU sanctions, including certain of the banks mentioned. We believe that our dealings with such persons do not violate applicable U.S. or EU sanctions programs. However, to the extent that we engage in transactions with any relevant sanctions-designated persons, U.S. sanctions could have potential adverse effects on such transactions. Moreover, we could be limited in sources of financing for such dealings and/or be subject to related scrutiny by relevant authorities.

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

The Russian economy has been subject to abrupt downturns in the past. However, since 2000, it experienced positive trends, such as annual increases in the gross domestic product (“GDP”), a relatively stable ruble, strong domestic demand, rising real wages and reduced rates of inflation. Nevertheless, the positive trends were interrupted by the global financial crisis in late 2008, which led to a substantial decrease in the growth rate of GDP, ruble depreciation and a decline in domestic demand. The Russian government took certain anti-crisis measures using the “stabilization fund” and hard currency reserves in order to soften the impact of the economic crisis on the Russian economy and support the value of the ruble. The emerging market economies, including Russia, began to experience a new economic slowdown in 2013, which together with political and other disturbances in emerging markets have introduced additional uncertainty in the overall outlook for growth of the global economy. According to Rosstat, the Russian economy recorded GDP growth of 2.8% in 2018 and 2.0% in 2019. In 2020, Russian GDP declined by 3.1% as a result of the introduced restrictive measures aimed at combating the COVID-19 pandemic and a drop in global demand for energy resources. The deterioration of the Russian economy in recent years resulted from an array of factors, including negative investor sentiment arising from the disturbances in Eastern Ukraine, international sanctions imposed on Russian companies and individuals, substantial depreciation of the ruble against major world currencies and the precipitous drop in oil prices. See “— Risks Relating to the Russian Federation — Sanctions imposed by the United States and the European Union, as well as other politically related disagreements and allegations between Russia and other countries, may have a material adverse effect on our business, liquidity and financial condition, as well as the trading market for and value of our shares and ADSs.” Any economic instability in Russia could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

The Russian banking system is still developing, and another banking crisis or international sanctions could place severe liquidity constraints on our business.

A substantial portion of our loans are from Russian banks, including state-owned banks such as VTB Bank and Gazprombank, who recently have extended the maturity of our loans, waived breaches of financial covenants and reset our financial covenants to give us more flexibility to operate our business. Such banks may not exhibit the same degree of flexibility with respect to our financings as they have in the past due to the imposition of international sanctions against them. Moreover, we rely on the Russian banking system to complete various day-to-day fund transfers and other actions required to conduct our business with customers, suppliers, lenders and other counterparties.

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

In response to ruble depreciation and decline in Russian economy, the CBR progressively increased its key rate in 2014 from 5.5% to 17%, which resulted in substantial volatility and liquidity shortages on the domestic financial and interbank market. The CBR gradually reduced the key rate to 7.25% between 2015 and early 2018 and introduced other measures aimed at supporting Russian banking system, before increasing the key rate to 7.75% in late 2018 to mitigate the risk of inflation. During 2019, the key rate was gradually lowered to 6.25%. During 2020, the key rate was further lowered to 4.25%. Although these measures resulted in partial stabilization of the banking system and assisted some Russian banks in withstanding the recent volatility on the currency and financial markets, the Russian banking system continues to experience financial difficulties and could continue to worsen in the near future due to the impact of international sanctions and general instability of global and Russian economy and domestic financial market. Certain Russian banks have in the past experienced difficulties that have caused them to become insolvent and have their licenses revoked, such as Yugra Bank, or to recognize large loan loss provisions that required steps to replenish their capital, as in the cases of the Promsvyazbank, Bin Bank and Otkritie Bank.

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

The slowdown in growth of the global economy and deterioration of global economic indicators in certain periods followed by decline in demand, social and political instability in some Middle Eastern countries, as well as the dramatic fall in oil prices and other negative developments in various countries have resulted in increased volatility in the capital markets in many countries, including Russia. As has happened in the past, financial problems in emerging market economies or an increase in the perceived risks associated with investing in emerging market economies could dampen foreign investment in Russia, and Russian businesses could face severe liquidity constraints, further materially adversely affecting the Russian economy. In addition, because Russia produces and exports large amounts of oil, the Russian economy is especially vulnerable to the price of oil on the world market, and a decline in the price of oil or international sanctions against the Russian oil industry could slow or disrupt the Russian economy or weaken the value of the ruble against foreign currencies. In particular, the Brent Crude oil price suffered a significant decrease during 2014 and 2015. The commodity’s price declined from $112.36 per barrel on June 30, 2014 to $37.28 per barrel on December 31, 2015. Between 2016 and 2020, the Brent Crude oil price continued to be volatile with $56.82 per barrel on December 30, 2016, $66.87 per barrel on December 29, 2017, $53.80 per barrel on December 31, 2018, $66.00 per barrel on December 31, 2019 and $51.80 per barrel on December 31, 2020. Russia is also one of the world’s largest producers and exporters of metal products and its economy is vulnerable to fluctuations in world commodity prices and the imposition of international sanctions, tariffs and/or antidumping measures by any of its principal export markets.

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

Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the European Union on January 31, 2020 and entered into a transition period during which it continued complex negotiations with the European Union relating to the future trading relationship between the parties. This transition period ended on January 1, 2021, with an agreement outlining this future relationship signed by the United Kingdom and currently undergoing ratification by national parliaments of EU member states and the European Parliament. All sides will adhere to its tenets until the agreement is ratified by the EU Council. As such, some political and economic uncertainty remains about whether the terms of the relationship will differ materially from the terms before withdrawal.

In addition, the Chinese government’s unpredictable regulation of coal imports, including the implementation of stringent port restrictions, the rise of import duties, the setting of import quotas and the ban on coal imports, may adversely impact our results of operations. According to CRU, a leading provider of commodity research, Chinese authorities have regularly levied restrictions on coal imports and allotted import quotas to coal buyers, which are typically fixed at prior year levels. In October 2020, China imposed a ban on coal imports from Australia. The import ban has resulted in higher demand for coal from other countries including Russia and higher import prices for steam and coking coal in China. According to the General Administration of Customs of China, China’s coal imports in 2020 increased by 1.5% compared to 2019 as the Chinese government released extra import quota in December to restrain rapidly rising domestic prices. CRU anticipates that Chinese authorities will continue to control the volume of coal imports in the future by imposing restrictions intermittently.

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

Tensions in Russia’s relations with other countries and world bodies or any change in the Russian Government or its programs or lack of consensus between the Russian President, the Prime Minister, the Russian Government, the Parliament and powerful political, social, religious, regional, economic or ethnic groups, as well as the continuation of and the development of international sanctions imposed on Russian institutions, legal entities and individuals could disrupt or reverse political, economic and regulatory reforms and also lead to restrictions on our business and a negative impact on Russia’s economy and investment climate.

In January 2020, a series of political reforms were proposed purporting to reallocate powers and responsibilities among the Russian governmental authorities, including those of the Russian Parliament and the Government. In addition, further amendments were proposed in March 2020, under which the previous and current Presidents of Russia are allowed to participate in presidential elections for two additional terms following the amendment of the Constitution. In July 2020, following a public vote, the changes to the Russian Constitution necessary to implement proposed political reforms were enacted, however, further reforms would have to be administered and other laws would be necessary for the political decisions to become fully effective.

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

Currently, the Russian labor market suffers from a general shortage of skilled and trained workers, and we compete with other Russian companies to hire and retain such workers. In Russia, the working age population has declined due to a relatively low birth rate from the end of the 1980s through the early 1990s. In 2020, Rosstat estimated Russia’s population at 146.7 million, a decline of 1.8 million from 1992. In recent years, declines in population levels slowed down as a result of an increase in migration and a reduction in the natural decline of the population; in 2014-2017, the population level increased. However, the birth rate remains relatively low, which together with the aging and high mortality of the population, are the main challenges for Russia’s demographic development. According to World Bank, Russia’s working age population is predicted to decline by an estimated 11 million by 2030. In this context, Russia has recently increased the working age for both men and women. A shortage of skilled Russian labor combined with restrictive immigration policies could materially adversely affect our business, financial condition, results of operations and prospects.

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

Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. For example, under Russian corporate law, if a Russian company’s net assets calculated on the basis of the Russian accounting standards at the end of its third or any subsequent financial year, fall below its share capital, the company must decrease its share capital to the level of its net assets value or initiate a voluntary liquidation. In addition, if a Russian company’s net assets calculated on the basis of the Russian accounting standards at the end of its second or any subsequent financial year, fall below the minimum share capital required by law, the company must initiate voluntary liquidation not later than six months after the end of such financial year. If the company fails to comply with either of the requirements stated above within the prescribed time limits, the company’s creditors may accelerate their claims and demand reimbursement of applicable damages, and governmental authorities may seek involuntary liquidation of the company. Currently, we have the following significant subsidiaries with negative net assets in accordance with the Russian accounting standards: Mechel-Steel Management, Kaslinsky Architectural Art Casting Plant, Port Kambarka, Metallurgshakhtspetsstroy, Southern Kuzbass Coal Company, Mechel Mining Management, Shakhtspetsstroy, Mechel-Remservice, Maritime Cargo Shipping, Mecheltrans Management, Izhstal, Mecheltrans Auto, Vyartsilya Metal Products Plant and Southern Kuzbass Power Plant.

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

Ownership of Russian joint-stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no single central registration system in Russia. Share registers can be maintained only by licensed registrars located throughout Russia. Regulations have been adopted regarding the licensing conditions for such registrars, as well as the procedures to be followed by licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company’s shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets. Furthermore, the depositary, under the terms of the deposit agreements governing record keeping and custody of our ADSs, is not liable for the unavailability of shares or for the failure to make any distribution of cash or property with respect thereto due to the unavailability of the shares. For more information, see Exhibit 2.1 to this Annual Report on Form 20-F.

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

In practice, the Russian tax authorities generally interpret the tax laws in ways that rarely favor taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretations of the legislation and assessments. Contradictory interpretations of tax regulations exist within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations and documentation such as customs declarations, are subject to review and investigation by relevant authorities, which may impose severe fines, penalties and interest charges. Generally, in a tax audit, taxpayers are audited for three calendar years immediately preceding the year of the decision to conduct the audit. Previous audits do not completely exclude subsequent claims relating to the audited period because Russian tax law authorizes upper-level tax inspectorates to re-audit taxpayers which were audited by subordinate tax inspectorates.

In November 2014, Russian legislation was significantly revised in order to prevent the misuse of low-tax jurisdictions for tax evasion in the Russian Federation. Changes in the legislation set out the rules for the taxation of income of a foreign organization recognized as a controlled foreign company. Such foreign organization is recognized as a controlled foreign company if it is not a tax resident of the Russian Federation, and the participation interest of the controlling Russian legal entities or individuals in the organization is more than 25% (in some cases, more than 10%). Starting with the calculation of the profits of controlled foreign companies for 2017 and thereafter, profits in the amount of not more than RUB 10 million are not subject to income tax. Russian tax law also provides for certain conditions under which the income of controlled companies qualifies as tax exempt. The taxable income of the controlling party is increased by the profits of the controlled foreign company earned in the financial year ended prior to the reporting year. In addition, Russian companies are required to disclose information about controlled foreign companies to the Russian tax authorities with the submission of supporting documents. All of these measures are intended to ensure the transparency of economic transactions, including foreign trade transactions. Disclosure of beneficial ownership, beneficial recipients of income and tax residence of legal entities at their actual place of business is, according to the new legislation, a prerequisite for the application of tax preferences, including reduced tax rates under international double tax treaties. In July 2015, the Convention on Mutual Administrative Assistance in Tax Matters became effective. The Convention provides for the potential exchange of tax information, including simultaneous tax inspections with Member States of the Council of Europe and member countries of the Organization for Economic Co-operation and Development (“OECD”), which signed the convention, as well as for assistance in the collection of taxes on their territories. Furthermore, starting from June 30, 2014, the Federal Law No. 173-FZ entered into force, which regulates the procedure of interaction of financial market entities with foreign tax authorities, primarily within the bounds of the U.S. law Foreign Account Tax Compliance Act (“FATCA”).

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

However, regardless of being a member of the consolidated group of taxpayers or not, Mechel and our Russian subsidiaries pay Russian taxes on dividends they receive from other companies in our group. The tax rate on dividend income amounts to 0% or 13% (depending on whether the recipient of dividends qualifies for

Russian participation exemption rules) if being distributed to Russian companies, and 15% (or lower, subject to benefits provided by relevant double tax treaties) if being distributed to foreign companies. Dividends from foreign companies to Russian companies are subject to a tax of 13%. From January 1, 2021 to December 31, 2023, the 0% rate can be applied by foreign organizations that have independently recognized themselves as tax residents of the Russian Federation, provided that certain conditions are met: (1) the foreign organization receiving dividends for at least 365 calendar days continuously owns of at least 50% contribution (stakes) in the equity (share) capital (fund) of the organization paying dividends or depositary receipts giving the right to receive dividends in the amount equal to at least 50% of the total amount of dividends paid by the organization; (2) the state (territory) of state registration of the foreign organization receiving dividends and the foreign organization paying dividends (if applicable) is not included in the list of states and territories approved by the Ministry of Finance of the Russian Federation that provide a preferential tax treatment and/or do not provide for the disclosure and provision of information during financial transactions (offshore zones); and (3) dividends are credited to the foreign organization’s accounts with Russian banks. Taxes paid in foreign countries by Russian companies may be offset against payment of these taxes in the Russian Federation up to the maximum amount of the Russian tax liability. In order to apply the offset, the company is required to confirm the payment of taxes in the foreign country. The confirmations must be authorized by the tax authority of the foreign country if taxes were paid by the company itself, and the confirmation must be authorized by the tax agent if taxes were withheld by the tax agent under foreign tax law or an international tax agreement.

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

As of December 31, 2020, we had RUB 561 million recorded as deferred tax assets on the consolidated statement of financial position primarily due to the expectation of future profits of the consolidated group of taxpayers. The deferred tax assets can be utilized only if, and only to the extent that, we generate adequate levels of taxable income in future periods to offset the tax loss carry forwards and reverse the temporary differences prior to expiration.

Our management estimates future taxable income in accordance with the tax laws applicable to the consolidated group of taxpayers. In addition, assumptions regarding the future recoverability of deferred tax assets, including sales volumes, selling prices (coal, steel products) and operating costs forecasts, could be affected by general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If the consolidated group of taxpayers generate lower taxable income than the amount we have assumed in determining our deferred tax assets, or the tax authorities change the income tax regulations related to the consolidated group of taxpayers and prior year losses carried forward, the value of deferred tax assets will be reduced, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Differences in interpretation of transfer pricing rules in the jurisdictions in which we operate, as well as the lack of developed law enforcement practice with regard to the Russian transfer pricing rules expose our business to the risk of significant additional liabilities.

Transfer pricing rules control related party transactions pricing. The fundamental principle of the rules is the ‘arm’s length’ principle, according to which legal entities must enter into transactions with related parties on the same terms as they would enter into transactions with independent parties. Transfer pricing rules introduce specific pricing methods, and documentation requirements for proving market prices.

Transfer pricing rules apply in most countries in which we operate. Many countries participating in the OECD employ a unified approach to transfer pricing, however, in certain jurisdictions, including Russia, where transfer pricing rules have been in force since 2012, the rules have some specifics. As such, the tax authorities of different countries can take advantage of the ambiguous interpretation of transfer pricing rules which can lead to claims on their part or additional tax inspections.

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

In many OECD countries, there is a legislatively established procedure for the application of mutual agreement procedures with tax authorities of foreign countries, which are aimed at eliminating different interpretations of transfer pricing rules and double taxation of parties of transactions. Under Russian law, the regulations related to mutual agreement procedures apply only since January 1, 2020. Consequently, Russian companies cannot make adjustments, in case of additional accruals of income/reduction of expenses to foreign counterparties, on transactions entered into before January 1, 2020.

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

Our group is subject to limitations imposed by Russian legislation that restricts the rights of foreign entities to invest in certain Russian companies and in the subsoil sector under the Strategic Investment Laws of the Russian Federation, including the Federal Law “On the Procedure for Foreign Investment in Companies with Strategic Impact on the National Defense and Security of the Russian Federation” (the “Strategic Industries Law”). As at the date hereof, our subsidiaries Southern Urals Nickel Plant, which holds the subsoil license on land plots with nickel and cobalt ore deposits, Urals Stampings Plant and Port Posiet which are included in the register of natural monopolies and our subsidiaries Yakutugol and Vzryvprom which hold licenses to carry out activities related to the handling of industrial explosives are considered Strategic Companies.

Therefore, any transfer, directly or indirectly, to a foreign investor or its group of entities (except for the transfer to a foreign investor controlled by the Russian Federation, the constituent entity of the Russian Federation and/or Russian nationals provided such Russian nationals are Russian tax residents and do not have other nationality) of a stake or certain rights in or fixed assets (equal to 25% or more of the balance sheet value of the relevant entity) of Southern Urals Nickel Plant, Yakutugol, Vzryvprom, Urals Stampings Plant and Port Posiet, which, according to the Strategic Industries Law, is deemed to transfer control, as described in “Item 4. Information on the Company — Regulatory Matters — The Strategic Industries Law,” will be subject to prior approval from the state authorities.

In addition, in case a foreign investor or its group of entities which is a holder of securities of Southern Urals Nickel Plant, Yakutugol, Vzryvprom, Urals Stampings Plant and Port Posiet, becomes a holder of voting shares in amount which is considered to give them direct or indirect control over these companies in accordance with the Strategic Industries Law due to the allocation of voting shares as a result of certain corporate procedures provided by Russian law (e.g., as a result of a buy-back by the relevant company of its shares, conversion of preferred shares into common shares, or holders of preferred shares becoming entitled to vote at a general shareholders’ meeting in cases provided under Russian law), such shareholders will have to apply for approval within three months after they acquired such control.

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

Item 4. Information on the Company

Overview

We are a vertically integrated group with revenues of RUB 265,454 million in 2020, RUB 287,153 million in 2019 and RUB 303,795 million in 2018, with operations organized into three industrial segments: mining, steel and power, each of which has a management company that performs the functions of respective executive management bodies of the companies within the segment, as described below. For information on our key subsidiaries, see “Item 5. Operating and Financial Review and Prospects — Business Structure.”

Our group includes a number of logistical and marketing companies that help us to deliver and market our products. We have freight seaports in Russia on the Sea of Japan (Port Posiet) and on the Sea of Azov (Port Temryuk), as well as a freight river port on the Kama River, a tributary of the Volga River in central Russia (Port Kambarka). We also have a fleet of freight railcars and long-haul trucks.

We have a network of overseas subsidiaries, branches, warehouses, service centers and agents to market our products internationally, and we have a Russian domestic steel retail and service subsidiary with regional offices in 39 cities throughout Russia.

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

Steel Segment

Our steel segment produces and sells semi-finished steel products, long products of a wide range of steel grades, carbon and stainless flat steel products and high value-added metal products, including wire products, ropes, stampings and forgings, structural shapes, beams and rails.

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

In 2020, we were the second largest coking coal producer in Russia, with an 11.7% share of total coking coal production by volume, according to the Central Dispatching Department of Fuel and Energy Complex (the “Central Dispatching Department”), a Russian information agency reporting on the fuel and energy industry. In 2020, our export sales of coking coal concentrate were the second largest by volume among Russian companies, according to MMI and our estimates.

We have a broad-range offering of high-quality metallurgical coals, as well as steam coals of various grades.

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

According to Metal Expert, a source for global steel and raw materials market news and analytics, in 2020 by production volume we were Russia’s second largest producer of long steel products (excluding square billets), fourth largest producer of reinforcement bars (rebar) and second largest producer of wire rod. Our long steel products business has particularly benefited from the increased infrastructure and construction activity in Russia. Our share of Russia’s total production volume of rebar in 2020 was 11.7%, according to Metal Expert. According to Metal Expert and Chermet, a Russian ferrous metals industry association (“Chermet”), we are Russia’s third largest producer of special steel by production volume, accounting for 11.6% of Russia’s total special steel output in 2020. Our product range in special steel is broader and more comprehensive than other Russian producers, giving us an added advantage in our markets. According to Metal Expert, we are Russia’s second largest producer of wire products by production volume, accounting for 17.4% of Russia’s total wire products output in 2020.

High degree of vertical integration

Our steel segment is able to source most of its raw materials from our group companies, which provides a hedge against supply interruptions and market volatility.

We believe that our internal supplies of coke, iron ore concentrate and ferrosilicon give us advantages over other steel producers, such as higher stability of operations, better quality control of end products, reduced production costs, improved flexibility and planning latitude in the production of our steel and value-added steel products and the ability to respond quickly to market demands and cycles. In 2020, we were fully self-sufficient with respect to coke and ferrosilicon; we were approximately 61% self-sufficient with respect to iron ore concentrate; and we satisfied approximately 28% of our electricity needs internally. We believe that the level of our self-sufficiency in raw materials gives our steel business a competitive advantage.

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

We are committed to maximum efficiency in delivering goods to consumers and have been actively developing our own logistics network. Using our own transportation capacity enables us to save costs as we are less exposed to market fluctuations in transportation prices and are able to establish flexible delivery schedules that are convenient for our customers. Our logistics capacities are currently comprised of two seaports (Port Posiet and Port Temryuk) and a river port (Port Kambarka), as well as freight forwarding companies (Mecheltrans and Mecheltrans Auto) which manage rail and motor transportation of our products and carry out the overall coordination of our sea, rail and motor transportation logistics. These companies not only transport our products but also provide transportation services to third parties.

We own two seaports and a river port and we have our rail rolling stock. Port Posiet in the Russian Far East, on the Sea of Japan, gives us easy access to the Asia-Pacific seaborne market and provides a delivery terminal for the coal mined by our subsidiaries Yakutugol and Southern Kuzbass Coal Company. We are in the process of the Port Posiet’s modernization, which will enable us to expand the cargo-handling capacity of the port up to 9.0 million tonnes per annum. Port Temryuk on the Sea of Azov, an inlet of the Black Sea basin, is primarily used for coal and metal transshipment and provides us access to the emerging market economies of the Black Sea and Mediterranean basins. Port Kambarka on the Kama River in the Republic of Udmurtia (a Russian administrative region also known as Udmurtia) is connected to the Volga River basin and the Caspian Sea, by canal to the Don River and the Sea of Azov, as well as by the Volga-Baltic Route to the Baltic Sea. As of December 31, 2020, our subsidiaries Mecheltrans and Mecheltrans Auto owned and leased 11,240 freight transportation units, including 11,195 railcars and 45 long-haul trucks that we use to ship our products.

Strategically positioned to supply key growth markets

Our mining and logistical assets are well-positioned to expand sales to the Asia-Pacific seaborne market.

Eastern Siberian coal mines of Yakutugol, which are part of our mining segment, are strategically located and will enable us to expand exports of our products to key Asian markets. Yakutugol is well-positioned among Russian coking coal producers to Port Posiet and Port Vanino in the Russian Far East. We view the proximity of these mining and logistical assets to the Asian economies as one of the key competitive advantages which allow us to diversify our sales, provides us with additional growth opportunities and acts as a hedge in the event of a decrease in demand from customers in Russia. Moreover, due to our integration, experience and location in Russia, which has some of the largest deposits of coal and iron ore in the world, we believe we are better positioned than many of our international peers to secure future production growth.

Our steel mills are well-positioned to supply Russian infrastructure projects.

Russia is our core steel market and we have significant domestic market shares in main types of carbon and special steel long products. We believe we have established a strong reputation and brand image for Mechel within Russia, just as we have with our international customers. The location of a number of our core steel segment assets in the southern Urals positions us advantageously, from a geographical and logistical perspective, to serve the areas in the west of the Urals as this region is a large consumer of long steel products in Russia, according to Metal Expert. The construction industry has been a major source of our revenue and we have captured a large portion of the market. According to Metal Expert, our share of Russia’s total production volume of rebar in 2020 was 11.7%.

Established distribution and sales platform

Our sales and distribution activities in relation to exports of mining products are conducted by our Swiss subsidiary Mechel Carbon. Mechel Carbon is customer oriented and experienced in the trade of metallurgical coals, steam coal, coke and chemical products. Mechel Carbon sales accounted for 79.9% of our mining segment sales and 21.3% of our total sales in 2020.

We also have a distribution network consisting of Mechel Service and Mechel Service Global which conduct sales of our steel products in Russia, the CIS and Europe. Through our distribution network in Russia and the CIS we sell a whole range of steel products manufactured by our plants. In case of sales to the European Union, we focus on sales of high value-added products, primarily rolled steel products, forgings and structural shapes produced by our Urals plants, through Mechel Service Belgium. Our companies in Germany, Austria and the Czech Republic provide customers with a wide range of services for metal processing. Mechel Service and Mechel Service Global sales accounted for 54.4% of our steel segment sales and 34.2% of our total sales in 2020.

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

Another strategic priority is development of our logistics capabilities. We have our railcar fleet to maintain a balance between transportation security and cost efficiency. Development of the cargo-handling capacity of Port Posiet is crucial for continuous shipments of our coal products in the Asia-Pacific region. Growing production of export-oriented coal in our mining segment will require further expansion of port capacities on our main export routes, as well as the increase in our railcar fleet.

With a focus on improving the efficiency of our main businesses, we may also consider selective disposal of assets in order to reduce the debt burden and contribute to business development. In April 2020, we disposed of the Elga coal complex for a consideration of RUB 89 billion. All proceeds from the disposal were used by the group to reduce its debt level and partially repay indebtedness.

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

Mining Segment

Our mining segment produces coking coal and other types of metallurgical coal (anthracite and PCI), steam coal, middlings, coking coal and steam coal concentrates, as well as coke and chemical products, iron ore and iron ore concentrate. Our mining segment also includes certain transportation and logistics facilities and engineering operations. Our coal operations consist of Southern Kuzbass Coal Company and Yakutugol, which together produced 9.6 million tonnes of raw coking coal, 4.3 million tonnes of raw steam coal and 2.0 million tonnes of raw anthracite in 2020. Our coke operations consist of Moscow Coke and Gas Plant and Mechel Coke, which together produced 2.7 million tonnes of coke in 2020. Our iron ore operations consist of Korshunov

Mining Plant which produced 7.0 million tonnes of iron ore and 2.1 million tonnes of iron ore concentrate in 2020.

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

Steam coal. Southern Kuzbass Coal Company and Yakutugol produce high-energy steam coal as part of their product mix. Steam coal is primarily used for the generation of electricity in coal-fired power stations.

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

Coal production

Our coal production consists of the following mines in Russia:

Subsidiary (Location)	Surface	Underground
Yakutugol (Sakha Republic, Russia)	Neryungrinsky Open Pit
Kangalassky Open Pit
Dzhebariki-Khaya Open Pit
Southern Kuzbass Coal Company (Kuzbass, Russia)	Sibirginsky Open Pit Tomusinsky Open Pit Olzherassky Open Pit Krasnogorsky Open Pit	V.I. Lenina Underground Sibirginskaya Underground Olzherasskaya- Novaya Underground

Our coal mines are primarily located in the Kuznetsky basin, a major Russian coal-producing region, and in the Sakha Republic in Eastern Siberia.

The table below summarizes our run-of-mine (“ROM”) coal production by type of coal and location of mines for the periods indicated.

	2020		2019		2018
	Tonnes	% of Production	Tonnes	% of Production	Tonnes	% of Production
	(In millions of tonnes)(1)
Coking Coal
Yakutugol	5.1		4.8		6.4
Elgaugol OOO(2)	0.8		2.8		3.4
Southern Kuzbass Coal Company	4.5		4.3		2.5

Total Coking Coal	10.4	60.8%	11.9	63.0%	12.3	65.4%
Steam Coal
Yakutugol	0.5		1.0		0.6
Elgaugol OOO(2)	0.4		1.5		1.5
Southern Kuzbass Coal Company	3.8		3.3		2.9

Total Steam Coal	4.7	27.5%	5.8	30.7%	5.0	26.6%
Anthracite
Yakutugol	—		—		—
Southern Kuzbass Coal Company	2.0		1.2		1.5

Total Anthracite	2.0	11.7%	1.2	6.3%	1.5	8.0%

Total Coal	17.1	100%	18.9	100%	18.8	100%

(1)	Volumes are reported on a wet basis.
(2)	We disposed of the Elga coal complex in April 2020. See “Item 5. Operating and Financial Review and Prospects — Business Structure — Recent acquisitions and disposals.”

The coking coal produced by our Russian mines is predominately low-sulfur (0.3%) bituminous coal. Heating values for coking coal range from 6,861 to 8,488 kcal/kg on a moisture- and ash-free basis. Heating values for steam coal range from 6,627 to 8,286 kcal/kg on a moisture- and ash-free basis.

The table below summarizes our saleable coal production by type of coal and location of mines for the periods indicated.

	2020		2019		2018
	Tonnes	% of Production	Tonnes	% of Production	Tonnes	% of Production
	(In millions of tonnes)
Coking Coal
Yakutugol	2.4	18.5%	2.7	18%	3.7	25%
Elgaugol OOO(1)	0.4	3.1%	1.4	9%	1.7	12%
Southern Kuzbass Coal Company	3.2	24.6%	3.1	20%	1.9	13%

Total Coking Coal	6.0	46.2%	7.2	47%	7.3	50%
PCI
Yakutugol	—	—	—	—	—	—
Southern Kuzbass Coal Company	1.8	13.8%	1.5	10%	1.2	8%

Total PCI	1.8	13.8%	1.5	10%	1.2	8%
Anthracite
Yakutugol	—	—	—	—	—	—
Southern Kuzbass Coal Company	1.3	10.0%	1.0	7%	1.1	8%

Total Anthracite	1.3	10.0%	1.0	7%	1.1	8%
Steam Coal
Yakutugol	1.9	14.7%	2.4	16%	2.4	16%
Elgaugol OOO(1)	0.5	3.8%	1.9	13%	1.5	10%
Southern Kuzbass Coal Company	1.5	11.5%	1.1	7%	1.2	8%

Total Steam Coal	3.9	30.0%	5.4	36%	5.1	34%

Total Coal	13.0	100%	15.1	100%	14.7	100%

(1)	We disposed of the Elga coal complex in April 2020. See “Item 5. Operating and Financial Review and Prospects — Business Structure — Recent acquisitions and disposals.”

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

The table below sets forth certain information regarding the subsoil licenses for our Yakutugol coal mines.

Mine	License (plot)	Area (sq. km)	Mining Method	Life of Mine	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Neryungrinsky Open Pit	12336 (Moshchny seam)	15.3	Open pit	2029	Dec 2024	In production	1979	Ownership
Kangalassky Open Pit	15017 (Kangalassk)	7.7	Open pit	2640	Dec 2027	In production	1962	Ownership
Dzhebariki-Khaya Open Pit	15061 (Dzhebariki- Khaya)	1.1	Open pit	2024	Dec 2023	In production	2017	Ownership

(1)	“In production” refers to sites that are currently producing coal.

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

The table below summarizes ROM coal production of our Yakutugol mines by mine and type of coal for the periods indicated.

	2020		2019		2018
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production
	(In millions of tonnes)(1)
Coking Coal
Neryungrinsky Open Pit	5.1		4.8		6.4

Total Coking Coal	5.1	91.1%	4.8	82.8%	6.4	91.4%

Steam Coal
Neryungrinsky Open Pit	0.0		0.5		0.0
Dzhebariki-Khaya Open Pit	0.3		0.3		0.4
Kangalassky Open Pit	0.2		0.2		0.2

Total Steam Coal	0.5	8.9%	1.0	17.2%	0.6	8.6%

Total Coal	5.6	100%	5.8	100%	7.0	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth coal sales volumes of our Yakutugol mines by type of coal and destinations for the periods indicated.

Coal Type	Region	2020	2019	2018
		(In thousands of tonnes)
Coking coal	Asia	2,131.9	2,418.5	2,694.6
	Russia	0.0	0.0	509.8
	CIS	0.0	1.0	4.1
	Europe	0.0	0.0	0.0

Total		2,131.9	2,419.5	3,208.5
Steam coal	Russia	593.0	563.7	614.2
	Asia	211.7	108.8	51.4

Total		804.7	672.5	665.6
Middlings	Russia	512.1	218.8	1,512.3
	Asia	1,382.2	1,173.8	394.6

Total		1,894.3	1,392.6	1,906.9

Total		4,830.9	4,484.6	5,781.0

Southern Kuzbass mines

The Kuznetsky basin, or Kuzbass, is located in the southeastern part of Western Siberia and is one of the largest coal mining areas in the world, covering an area of around 70,000 square kilometers. Coal-bearing seams extend over an area of 26,700 square kilometers and reach a depth of up to 1,800 meters. Coal was discovered in 1721, and systematic mining started in 1851. During the Soviet era, Kuzbass was the second largest regional coal producer. According to the Central Dispatching Department, Kuzbass (Kemerovo region) now accounts for 55% of Russia’s total coal production.

The earliest production at our Southern Kuzbass mines was in 1953, although we acquired these mines and license areas starting in the 1990s. The Southern Kuzbass mines include four open pit mines and three underground mines: Sibirginsky Open Pit, Tomusinsky Open Pit, Olzherassky Open Pit, Krasnogorsky Open Pit, V.I. Lenina Underground, Sibirginskaya Underground and Olzherasskaya-Novaya Underground. All of our Southern Kuzbass mines are located in southeast Kuzbass around the town of Mezhdurechensk in the Kemerovo region.

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

Mine	License (plot)	Area (sq. km)	Mining Method	Life of Mine	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Krasnogorsky Open Pit	14016 (Tomsk, Sibirginsk)	22.4	Open pit	2055	Dec 2038	In production	1954	Lease
	13367 (Sorokinsk, Tomsk, Sibirginsk)	2.8			Nov 2025	In production	2012	Lease
Olzherassky Open Pit	01374 (Raspadsk, Berezovsk, Sosnovsk)	10.1	Open pit	2050	Dec 2029	In production	1980	Lease
	12939 (Raspadsk)(2)	3.5			Dec 2024	Development	n/a	Lease
	12940 (Berezovsk-2, Berezovsk, Olzherassk)	4.8			Dec 2024	In production	2007	Lease
	01917 (Berezovsk Gluboky)	7.4			Aug 2035	Development	n/a	Lease
Tomusinsky Open Pit	13312 (Tomsk)(3)	6.7	Open pit	2028	Dec 2025	In production	1959	Lease
Sibirginsky Open Pit	13639 (Sibirginsk, Kureinsk, Uregolsk)	16.4	Open pit	2055	Dec 2032	In production	1970	Lease
	01557 (New-Uregolsk)	2.4			Apr 2031	In production	2011	Lease
Sibirginskaya Underground	12917 (Sibirginsk, Tomsk)	5.9	Underground	2058	Dec 2024	In production	2002	Lease
	15463 (Sibirginsk-2, Sibirginsk, Kureinsk)	0.9			Dec 2032	In production	2014	Lease
	01914 (Sibirginsk-3)	7.6			Aug 2035	Development	n/a	Lease
V.I. Lenina Underground	14060 (Olzherassk)	10.0	Underground	2050	Dec 2032	In production	1953	Lease
	01701 (Granichny, Olzherassk)	1.2			Feb 2033	Development	n/a	Lease, Ownership
Olzherasskaya-Novaya Underground	14199 (Raspadsk)	1.2	Underground	2035	Apr 2026	In production	2008	Lease
	01471 (Olzherassk-2, Raspadsk)	0.2			Jan 2030	In production	2010	Lease
	13366 (Razvedochny, Raspadsk)	14.6			Nov 2025	In production	2010	Lease
Olzherasskaya-Glubokaya Underground (prospect)	13365 (Olzherassk)	19.2	Underground	2211	Nov 2025	Development	n/a	—
Usinskaya Underground (prospect)	14093 (Olzherassk)	3.6	Underground	2071	Dec 2033	Conservation	n/a	Ownership

(1)

“In production” refers to sites that are currently producing coal. “Development” refers to sites where preliminary work is being carried out. “Conservation” refers to sites where no mining activity is conducted, but measures for mine conservation are being taken.

(2)

We failed to commence commercial production as required by the subsoil license due to unfavorable mine economics. In September 2018, we started stripping works at the Raspadsk license area, which were continued in 2019. In 2020, no works were conducted.

(3)	License held by Tomusinsky Open Pit, a subsidiary of Southern Kuzbass Coal Company.

The table below summarizes ROM coal production of our Southern Kuzbass mines by mine and type of coal for the periods indicated.

	2020		2019		2018
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production
	(In millions of tonnes)(1)
Coking Coal
Sibirginsky Open Pit	1.5		1.7		0.3
Tomusinsky Open Pit	0.5		0.5		0.4
V.I. Lenina Underground	0.4		0.4		0.6
Sibirginskaya Underground	0.9		0.4		0.5
Olzherassky Open Pit	1.2		1.3		0.7

Total Coking Coal	4.5	43.7%	4.3	49.4%	2.5	36.2%

Steam Coal
Krasnogorsky Open Pit	2.6		1.8		1.6
Sibirginsky Open Pit	0.8		0.5		0.1
Olzherassky Open Pit	0.0		0.0		0.0
Olzherasskaya-Novaya Underground	0.0		0.7		0.8
Tomusinsky Open Pit	0.4		0.3		0.4

Total Steam Coal	3.8	36.9%	3.3	36.8%	2.9	42.0%

Anthracite
Krasnogorsky Open Pit	2.0		1.2		1.5
Sibirginsky Open Pit	—		—		—
Olzherassky Open Pit	—		—		—
Olzherasskaya-Novaya Underground	—		—		—
Tomusinsky Open Pit	—		—		—

Total Anthracite	2.0	19.4%	1.2	13.8%	1.5	21.8%

Total Coal	10.3	100%	8.8	100%	6.9	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth Southern Kuzbass mines’ coal sales volumes by type of coal and destinations for the periods indicated.

Coal Type	Region	2020	2019	2018
		(In thousands of tonnes)
Coking coal	Asia	752.9	554.8	461.4
	Russia	1,075.7	1,013.6	146.4

Total		1,828.6	1,568.4	607.8
Anthracite	Europe	557.2	361.3	729.3
	Asia	490.8	171.8	177.9
	Russia	6.4	8.1	46.4
	CIS	0.0	0.0	11.1
	Middle East(1)	0.0	6.4	0.0

Total		1,054.4	547.6	964.7
PCI	Asia	1,757.0	1,287.7	1,217.3
	Middle East(1)	83.0	129.3	20.2
	Europe	11.2	0.0	0.0

Total		1,851.2	1,417.0	1,237.5
Steam coal	Asia	49.8	456.3	598.9
	Europe	5.5	85.1	22.8
	Russia	0.2	3.0	13.3
	Middle East(1)	116.1	0.0	0.0

Total		171.6	544.4	635.0

Total		4,905.8	4,077.4	3,445.0

(1)	Includes Turkey only.

Coal washing plants

We operate five coal washing plants and one processing unit in Russia. Four of these coal washing plants and one processing unit are located near our coal mines in Southern Kuzbass. One coal washing plant is located near Neryungrinsky Open Pit in Yakutia.

Our four coal washing plants and one processing unit located near our coal mines in Southern Kuzbass have an aggregate annual capacity of approximately 17.3 million tonnes of ROM coal. These are Krasnogorskaya Washing Plant, Sibir Washing Plant, Tomusinskaya Washing Plant, Kuzbasskaya Washing Plant and Sibirginskaya Processing Unit. These washing plants have aggregate storage capacity for saleable products of 142,700 tonnes, of which 33% is covered storage.

Neryungrinskaya Washing Plant located near Neryungrinsky Open Pit has an annual capacity of 9.0 million tonnes. The plant produces coking coal concentrate and middlings.

In 2020, our washing plants enriched 15.2 million tonnes of our coal feedstock.

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

The table below summarizes our production of coke, chemical products and coke gas for the periods indicated.

	2020	2019	2018
	(Coke and chemical products in thousands of tonnes) (Coke gas in millions of cubic meters)
Mechel Coke
Coke (6% moisture)	2,031	2,014	2,040
Chemical products	125	116	109
Coke gas	652	720	744
Moscow Coke and Gas Plant
Coke (6% moisture)	696	601	542
Chemical products	31	32	29
Coke gas	308	261	235
Total
Coke (6% moisture)	2,727	2,615	2,582

Chemical products	156	148	138

Coke gas	960	981	979

The table below summarizes our sales volumes of coke and chemical products for the periods indicated.

	2020	2019	2018
	(In thousands of tonnes)
Coke	933	945	697
Chemical products	136	136	131

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Moscow Coke and Gas Plant’s principal production area.

Production Area	Capacity in 2020	Capacity Utilization Rate in 2020	Planned Increase (2021-2023)
	(In thousands of tonnes)
Coke (6% moisture)	756	92.1%	—

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Mechel Coke’s principal production area.

Production Area	Capacity in 2020	Capacity Utilization Rate in 2020	Planned Increase (2021-2023)
	(In thousands of tonnes)
Coke (6% moisture)	2,862	70.9%	—

Our own production facilities purchase a substantial majority of our coke production. For the years ended December 31, 2020, 2019 and 2018, purchases of our coke by our own production facilities amounted to 1.7 million tonnes, 1.6 million tonnes and 1.7 million tonnes, respectively, which represented 65%, 63% and 71% of our total coke sales volumes (including intra-group sales) for those periods.

We purchase some coking coal from other producers in order to produce coke. Our need to purchase coking coal from third parties for coke production varies from period to period, depending on customer demand for particular products and the availability of suitable coal grades from our own mines.

Iron ore and concentrate production

Our iron ore operations consist of Korshunov Mining Plant, which operates Korshunovsky Open Pit, Rudnogorsky Open Pit and the Korshunovsky concentrating plant. In 2011-2012, Yakutugol obtained three subsoil licenses for the Pionerskoye iron ore deposit, the Sutamskaya iron ore area and the Sivaglinskoye iron ore deposit in Yakutia. In December 2019, Rosnedra early terminated the subsoil use right for the Pionerskoye and the Sivaglinskoye iron ore deposits due to our failure to meet operational deadlines under the subsoil licenses. We challenged this decision of Rosnedra, and in October 2020 the court of the first instance declared it illegal. Rosnedra appealed, but the court of appeal upheld the decision of the court of the first instance. In February 2021, Rosnedra filed a cassation appeal, the hearing of which is scheduled for April 26, 2021.

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

Mine	License (plot)	Area (sq. km)	Mining Method	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Korshunovsky Open Pit	03333 (Korshunovsk)	4.3	Open pit	Dec 2026	In production	1965	Lease
Rudnogorsky Open Pit	03334 (Rudnogorsk)	5.3	Open pit	Jan 2028	In production	1984	Ownership

(1)	“In production” refers to sites that are currently producing iron ore.

The table below summarizes our ROM iron ore and iron ore concentrate production for the periods indicated.

	2020		2019		2018
Mine	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)
	(In millions of tonnes)(1)
Korshunovsky Open Pit	3.4	22.7%	3.2	24.8%	3.6	23.4%
Rudnogorsky Open Pit	3.6	30.5%	3.3	34.0%	3.2	27.8%
Total ore production	7.0	26.7%	6.5	29.4%	6.8	25.5%

Iron ore concentrate production	2.1	62.4%	2.5	62.7%	2.0	62.8%

(1)	Volumes are reported on a wet basis.

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

Product	2020	2019	2018	2020	2019	2018
	(In thousands of tonnes)(1)			(% of total sales, including intra-group)
Coking coal concentrate	3,960.5	3,987.8	3,816.2	70.4%	69.4%	69.9%
Steam coal and middlings	2,875.2	2,616.3	3,215.0	71.5%	81.6%	84.7%
PCI and Anthracite	2,905.6	1,965.0	2,205.5	94.1%	91.3%	91.7%
Iron ore concentrate	38.8	192.7	139.8	1.8%	7.5%	7.1%
Coke	933.1	945.2	696.6	35.5%	37.4%	28.5%
Chemical products	135.5	135.7	130.8	87.9%	91.4%	95.8%

(1)	Includes resale of mining segment products purchased from third parties.

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

	2020		2019		2018
Product	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In millions of Russian rubles, except for percentages)
Coking coal concentrate	24,975.8	35.2%	35,462.5	42.5%	39,998.3	45.4%
Domestic Sales	20.5%		20.3%		19.4%
Export	79.5%		79.7%		80.6%
Steam coal	3,288.7	4.7%	5,107.2	6.1%	4,852.5	5.5%
Domestic Sales	40.3%		23.9%		26.5%
Export	59.7%		76.1%		73.5%
PCI and Anthracite	18,740.2	26.4%	15,767.3	18.9%	19,687.1	22.3%
Domestic Sales	0.3%		0.5%		2.3%
Export	99.7%		99.5%		97.7%
Middlings	7,319.8	10.3%	6,180.9	7.4%	6,766.9	7.7%
Domestic Sales	19.7%		11.1%		68.6%
Export	80.3%		88.9%		31.4%
Coke	12,722.5	18.0%	15,195.8	18.2%	11,243.6	12.8%
Domestic Sales	24.8%		30.2%		22.3%
Export	75.2%		69.8%		77.7%
Chemical products	2,060.2	2.9%	2,774.1	3.3%	2,961.5	3.4%
Domestic Sales	76.4%		72.9%		65.8%
Export	23.6%		27.1%		34.2%
Iron ore concentrate	412.8	0.6%	1,179.0	1.4%	838.9	0.9%
Domestic Sales	100.0%		100.0%		100.0%
Export	0.0%		0.0%		0.0%
Other(1)	1,361.1	1.9%	1,849.9	2.2%	1,755.0	2.0%

Total	70,881.1	100.0%	83,516.7	100.0%	88,103.8	100.0%

Domestic Sales	20.1%		21.5%		22.9%
Export	79.9%		78.5%		77.1%

(1)	Includes revenues from transportation, distribution, construction and other miscellaneous services provided to local customers.

Marketing and distribution

In 2020, our Russian domestic sales were conducted directly by our own production facilities, and our export sales were conducted by Mechel Carbon, based in Baar, Switzerland. We generally do not involve traders in the sales and distribution of our mining products and we have had long-standing relationships with end users of our mining products.

The following table sets forth percentage of sales revenue by the regions in which our mining segment products were sold for the periods indicated.

Region(1)	2020	2019	2018
Asia	60.1%	60.8%	57.1%
Russia	20.1%	21.5%	22.9%
Europe	11.7%	13.0%	14.1%
CIS	3.0%	2.4%	2.6%
Middle East(2)	5.1%	2.3%	3.3%
Other	0.0%	0.0%	0.0%

Total	100.0%	100.0%	100.0%

(1)

The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.

(2)	Includes Turkey only.

The following table sets forth information about the five largest customers of our mining segment, which together accounted for approximately 34.2% of our total mining segment sales in 2020.

Customer	% of Total Mining Segment Sales	Product	% of Total Products Sales
POSCO	12.8%	Coking coal concentrate	20.0%
		PCI and Anthracite	21.9%
Sojitz Corporation	9.5%	Coking coal concentrate	22.3%
		PCI and Anthracite	6.1%
Nippon Steel Corporation	4.4%	PCI and Anthracite	13.8%
		Coking coal concentrate	2.2%
ArcelorMittal	3.8%	PCI and Anthracite	14.3%
MMK	3.7%	Coking coal concentrate	10.3%
		Iron ore concentrate	9.4%

Domestic sales

We ship our coking coal concentrate from our coal washing facilities, located near our coal mines, by rail directly to our customers, including steel producers. In 2020, our largest domestic customer for our coking coal concentrate was MMK, accounting for 10.3% of our total coking coal concentrate sales and 3.6% of our total mining segment sales.

We sell coking coal concentrate domestically on the basis of annual framework contracts with monthly or quarterly adjustments to price and quantity.

We ship our steam coal from our warehouses by rail directly to our customers, which are predominantly local municipal services and electric power stations. Our supply contracts for steam coal are generally concluded with customers on a long-term basis with quantities and prices either fixed for the whole term or adjusted monthly. Some of our steam coal is consumed within our group; for example, sales of steam coal and middlings from our Southern Kuzbass Coal Company to our Southern Kuzbass Power Plant were RUB 1,103.6 million in 2020. In total, 580.7 thousand tonnes of steam coal was sold within our group in 2020. SUE HCS Sakha Republic (Yakutia) is our largest domestic customer of steam coal, accounting for 26.0% of our total steam coal sales and 1.2% of our total mining segment sales in 2020.

We ship our iron ore concentrate by rail directly from our Korshunov Mining Plant to customers. In 2020, iron ore concentrate was sold primarily within our group. We set our prices on a monthly basis, which is in line with the current practice in the Russian market of iron ore feed.

The majority of coke is sold domestically to our subsidiaries Chelyabinsk Metallurgical Plant and Bratsk Ferroalloy Plant, which accounted for 64.5% of our total coke sales (including intra-group sales) by volume in 2020. Major third-party customers include pig iron, steel and ferroalloy producers located in the Central Region and in the Urals of Russia. Generally, sales in Russia are conducted pursuant to framework agreements with monthly adjustments of quantities and prices.

Our subsidiary Mecheltrans is a railway freight forwarding company, which owns 54 open cars and leases 10,670 open cars, 140 pellet cars and 331 dumpcars. In 2020, Mecheltrans transported domestically approximately 20.8 million tonnes of our cargo, approximately 76.0% of which was comprised of coal and iron ore feed.

Export sales

We export coking coal concentrate, PCI and anthracite, steam coal and coke and chemical products.

In 2020, the largest foreign customer of our mining segment was POSCO, accounting for 12.8% of our total mining segment sales. POSCO purchases consisted of PCI and coking coal concentrate.

We were Russia’s second largest exporter of coking coal concentrate in 2020, according to MMI and our estimates. Our exports of coking coal concentrate went primarily to Japan, China and South Korea in 2020. In 2020, Sojitz Corporation, POSCO, Shanghai Runhe International Trade Co., Ltd, Kobe Steel and Capella Group Co., Limited were our largest foreign customers of coking coal concentrate, accounting for 55.6% of our total coking coal concentrate sales and 19.6% of our total mining segment sales. Shipments are generally made by rail to seaports and further by sea, except for certain shipments to northeast China that are made only by rail.

In 2020, our exports of PCI and anthracite were primarily to South Korea, Europe, Japan and China, which together accounted for 91.8% of our total PCI and anthracite sales and 24.3% of our total mining segment sales. In 2020, our largest foreign customers of PCI and anthracite were POSCO, ArcelorMittal, Nippon Steel Corporation, Dongseo E & C Co., Ltd. and Sojitz Corporation.

In 2020, our exports of steam coal were primarily to China, Turkey and Vietnam, which together accounted for 57.5% of our total steam coal sales and 2.7% of our total mining segment sales. In 2020, our largest foreign customers of steam coal were Unicarbon Limited, LG International, Capella Group Co., Limited, Pacific Minerals Limited and China Asia Enterprise Pte. Ltd.

PCI, anthracite and steam coal are shipped to customers from our warehouses by rail and further by sea.

In 2020, we used annual contracts for export sales of coal. Coal not shipped under annual contracts was sold on the spot market.

In 2020, we exported coke, including coke breeze, and chemical products primarily to Europe, which accounted for 21.1% of our total coke and chemical products sales and 4.4% of our total mining segment sales.

From Port Posiet, we shipped primarily coking coal concentrate, steam coal and PCI to Japan, South Korea and China in 2020. In 2020, our Port Posiet processed approximately 5.6 million tonnes of coal with its warehousing capacity limited to 140 thousand tonnes for one-time storage of no more than four grades of coal. In order to expand the cargo-handling capacity of the port, we constructed a modern transshipment complex and put into operation a mechanized coal loosening complex. The first stage of the Port Posiet’s modernization enabled us to expand the cargo-handling capacity of the port up to 7.0 million tonnes per annum in 2016. We further envisage the construction of a deepwater berth and an approach channel, as well as the installation of a shiploader. The port’s proximity to roads and rail links to key product destinations and transshipment points in China and Russia make it a cost-effective link in the logistical chain for bringing our coal products to the market.

In 2020, Mecheltrans transported for export approximately 9.1 million tonnes of our cargo, approximately 86.2% of which was comprised of coal.

Market share and competition

Coal

According to the Central Dispatching Department, in 2020, the Russian coal mining industry was represented by 179 companies, which operated 58 underground mines and 121 open pit mines. As a result of the privatization of 1990s and subsequent mergers and acquisitions, the Russian coal mining industry has become more concentrated. Based on the Central Dispatching Department’s data and our estimates, the ten largest coal mining companies in Russia produced approximately 68% of the overall coal production volume in 2020.

According to data from the Central Dispatching Department, from companies’ websites and from our estimates, in 2020, we were the second largest coking coal producer in Russia, with an 11.7% share of total coking coal production by volume, and we had a 4.3% market share with respect to overall Russian coal production by volume. The following table lists the main Russian coking coal producers in 2020, the industrial groups to which they belong, their coking coal production volumes and their share of total Russian production volume.

Group	Company	Coking Coal Production (Thousands of Tonnes)	% of Coking Coal Production by Volume
EVRAZ plc	UCC Yuzhkuzbassugol JSC	11,355	12.8%
	Raspadskaya PAO	9,263	10.5%
	EVRAZ Total	20,618	23.3%
Mechel PAO	Yakutugol JSHC	5,064	5.7%
	Southern Kuzbass Coal Company PJSC	4,515	5.1%
	Elgaugol OOO(1)	835	0.9%
	Mechel Total	10,414	11.7%
Severstal PAO	Vorkutaugol AO	10,261	11.6%
UMMC-Holding Corp	UMMC (CC Kuzbassrazrezugol AO)	7,082	8.0%
CC Kolmar LLC	GOK Denisovskiy JSC	4,677	5.2%
	GOK Inaglinskiy JSC	1,573	1.8%
	Kolmar Total	6,250	7.0%
Other		34,041	38.4%

Total		88,666	100.0%

Source:	Central Dispatching Department, companies’ websites and our estimates.

(1)	We disposed of the Elga coal complex in April 2020. See “Item 5. Operating and Financial Review and Prospects — Business Structure — Recent acquisitions and disposals.”

According to Metal Expert, in 2020, our share of Russia’s total production volume of steam coal was 2.3%. The main producers in the Russian steam coal industry include SUEK, UMMC (Coal Company Kuzbassrazrezugol) and SDS-Coal, accounting for 53.8% of total steam coal production in 2020, according to Metal Expert.

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

Iron ore

The Russian iron ore market is generally characterized by high demand and limited sources of supply, with product quality as the main factor driving prices. According to Metal Expert, the market is dominated by relatively few producers, with the top three mining groups being Metalloinvest, NLMK and Severstal, representing 69.6% of total iron ore concentrate production. According to Metal Expert, we were seventh in production volume in 2020 with 2.1 million tonnes of iron ore concentrate, representing 2.0% of total production of iron ore concentrate in Russia.

Mineral reserves

Our coal and iron ore reserves are based on exploration drilling and geological data, and are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Each year we update our reserve calculations based on actual production and other factors, including economic viability and any new exploration data. Our coal and iron ore reserves are presented in accordance with the criteria for internationally recognized reserve and resource categories of the “Australasian Code for Reporting Mineral Resources and Ore Reserves” (as amended) published by the Joint Ore Reserves Committee (“JORC”) of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and the Minerals Council of Australia (the “JORC Code”), and meet the standards set by the SEC in its Industry Guide 7. Information on our mineral reserves has been prepared by our internal mining engineers as of December 31, 2020. To prepare this information our internal mining engineers used resource and reserve estimates, actual and forecast production, operating costs, capital costs, geological plan maps, geological cross sections, mine advance maps in plan and cross section and price projections.

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

The calculation of our reserves in Russia is based on the expected operational life of each deposit based on life-of-mine plans, which in many cases exceed the relevant license period for the deposit. Russian subsoil licenses are issued for defined boundaries and specific periods, generally about 20 years. Our declared reserves are contained within the current license boundary. Our Russian subsoil licenses expire on dates falling in 2023 through 2038. However, in many cases, the life of the deposit is well beyond the license term. Based on Russian law and practice, as evidenced by our experience and publicly available information, including a number of court cases, it is reasonably likely that an incumbent subsoil user will be granted license extension through the end of the expected operational life of the deposit, provided that the licensee is not in violation of the material terms of the license. The cost for the license extension is not substantial. See “— Regulatory Matters — Subsoil Licensing in Russia — Extension of licenses.” We have received extension of certain of our subsoil licenses which expired and we intend to extend the licenses for all deposits expected to remain productive subsequent to their license expiry dates. However, license extension is not guaranteed and is to a certain extent subject to the discretion of regulatory authorities. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our business could be adversely affected if we fail to obtain or extend necessary subsoil licenses and permits or fail to comply with the terms of our subsoil licenses and permits” and “— Regulatory Matters — Subsoil Licensing in Russia.”

As of December 31, 2020, we had coal reserves totaling 692.5 million tonnes, of which approximately 43% was coking coal. The table below summarizes our coal reserves as of December 31, 2020.

Company	Proved Reserves(1)	Probable Reserves(1)	Total	% in Open Pit
	(In thousands of tonnes)
Yakutugol	170,846	555	171,401	100.0%
Southern Kuzbass Coal Company	496,037	25,103	521,140	78.9%

Total	666,883	25,658	692,541	84.1%

(1)	Reserves include adjustments for loss and dilution modifying factors.

The table below summarizes our reserves by coal type as of December 31, 2020.

Company	Category	Coking Coal	Steam Coal	Anthracite	Lignite	Total(1)
	(In thousands of tonnes)
	Proved	81,579	6,856	0	82,411	170,846
	Probable	263	292	0	0	555

Yakutugol	Total	81,842	7,148	0	82,411	171,401
	Proved	196,305	192,061	107,671	0	496,037
	Probable	18,529	6,471	103	0	25,103

Southern Kuzbass Coal Company	Total	214,834	198,532	107,774	0	521,140
	Proved	277,884	198,917	107,671	82,411	666,883
	Probable	18,792	6,763	103	0	25,658

Total		296,676	205,680	107,774	82,411	692,541

(1)	Reserves include adjustments for loss and dilution modifying factors.

The table below sets forth reserves attributable to our Yakutugol mines as of December 31, 2020.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)	Heat Value(3)	% Sulfur
	(In thousands of tonnes)			(In kcal/kg)
Neryungrinsky Open Pit(4)(5)	86,726	555	87,281	8,794	0.11 - 0.30
Kangalassky Open Pit(5)	82,411	0	82,411	6,834	0.40
Dzhebariki-Khaya Open Pit(5)	1,709	0	1,709	7,500	0.23

Total	170,846	555	171,401

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)

These reserves amounts are based on the quantities that could be extracted economically using current operating costs and certain estimated future prices. In estimating the reserves, we used the following average prices: $87 per tonne (FCA basis) for coking coal concentrate and $34 per tonne (FCA basis) for raw steam coal.

(3)	Heat value is reported on a moisture- and ash-free basis.

(4)	Mined coking coal is processed at Neryungrinskaya Washing Plant with a weighted average yield of coking coal concentrate of 52%.
(5)	Steam coal is sold as ROM without processing.

The table below sets forth reserves attributable to our Southern Kuzbass mines as of December 31, 2020.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)(3)(4)	Heat Value(5)	% Sulfur
	(In thousands of tonnes)			(In kcal/kg)
Krasnogorsky Open Pit	183,767	194	183,961	8,100	0.33
Olzherassky Open Pit	50,932	5,963	56,895	8,363	0.30
Tomusinsky Open Pit	4,949	3,654	8,603	8,430	0.30
Sibirginsky Open Pit	161,783	45	161,828	8,470	0.30
Sibirginskaya Underground	37,434	4,024	41,458	8,491	0.29
V.I. Lenina Underground	26,200	11,223	37,423	8,606	0.40
Olzherasskaya-Novaya Underground	30,972	0	30,972	7,887	0.18
Olzherasskaya-Glubokaya Underground (prospect)(6)	—	—	—	—	—
Usinskaya Underground (prospect)(6)	—	—	—	—	—

Total	496,037	25,103	521,140

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)

These reserves amounts are based on the quantities that could be extracted economically using current operating costs and certain estimated future prices. In estimating the reserves, we used the following average prices (FCA basis): $92 per tonne for coking coal concentrate, $48 per tonne for anthracite, $43 per tonne for PCI and $13 per tonne for raw steam coal.

(3)	Reserves are presented on an assumed 100% basis.
(4)

Mined coal is processed at Sibir Washing Plant, Kuzbasskaya Washing Plant, Tomusinskaya Washing Plant, Sibirginskaya Processing Unit and Krasnogorskaya Washing Plant with a weighted average yield of concentrate of 70%, 65%, 80%, 22% and 44%, respectively.

(5)	Heat value is reported on a moisture- and ash-free basis.
(6)	Not considered in the review because these prospects presently do not have mine plans.

As of December 31, 2020, we had iron ore reserves (proved and probable) totaling 126.7 million tonnes at an average iron grade of 26.8%. The table below summarizes iron ore reserves by mine as of December 31, 2020.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)(3)	Grade (Fe%)(4)
	(In thousands of tonnes)
Korshunovsky Open Pit	48,510	26,981	75,491	24.1
Rudnogorsky Open Pit	29,410	21,807	51,217	30.7

Total	77,920	48,788	126,708	26.8

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)

These reserves amounts are based on the quantities that could be extracted economically using current operating costs and certain estimated future prices. In estimating the reserves, we used the average price of $88 per tonne (FCA basis) for iron ore concentrate.

(3)	Reserves are presented on an assumed 100% basis.
(4)	Mined iron ore is processed at the Korshunovsky concentrating plant with a weighted average yield of iron ore concentrate of 31%.

Steel Segment

Our steel segment comprises the production and sale of semi-finished steel products, long products of a wide range of steel grades, carbon and stainless flat steel products and high value-added metal products, including wire products, ropes, stampings and forgings, structural shapes, beams and rails. Within these product groups, we are further able to tailor various steel grades to meet specific end-user requirements. It also comprises the production of ferrosilicon, both for internal use and for sales to third parties. Our steel segment is supported by our mining segment, which includes coke and iron ore concentrate.

Our steel segment has production facilities in Russia and Lithuania. Our total steel output was 3.6 million tonnes in 2020, 3.6 million tonnes in 2019 and 3.9 million tonnes in 2018. Our ferrosilicon production amounted to 66.7 thousand tonnes in 2020, 66.9 thousand tonnes in 2019 and 76.1 thousand tonnes in 2018.

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

Ferrosilicon. Ferrosilicon is used in ferrous metallurgy as a deoxidizer or as an alloying element for production of electrotechnical, spring wire, corrosion-resistant and heat resistant steel grades, or as a pig iron modifier. In nonferrous metallurgy, ferrosilicon is used as a reducing agent for production of nonferrous metals and alloys. We produce three types of ferrosilicon: with 45%, 65% and 75% silicon content in the alloy. We offer our customers ferrosilicon produced by Bratsk Ferroalloy Plant.

The following table sets out our production volumes by primary steel product categories and main products within these categories.

Product	2020	2019	2018
	(In thousands of tonnes)
Pig Iron	3,529	3,326	3,690
Semi-Finished Steel Products, including:	838	862	953
Carbon and Low-Alloyed Semi-Finished Products	826	850	943
Long Steel Products, including:	2,321	2,293	2,538
Stainless Long Products	11	11	11
Alloyed Long Products	29	26	30
Rebar	1,026	1,047	1,200
Rails	288	280	245
Structural Shapes	477	415	455
Wire Rod	160	159	219
Low-Alloyed Engineering Steel	330	355	377
Flat Steel Products, including:	323	323	318
Stainless Flat Products	12	17	6
Carbon and Low-Alloyed Flat Products	311	306	312
Forgings, including:	39	39	49
Stainless Forgings	1	1	1
Alloyed Forgings	27	26	33
Carbon and Low-Alloyed Forgings	11	12	15
Stampings	39	108	143
Wire Products, including:	504	529	577
Wire	466	475	526
Ropes	32	35	42

Steel manufacturing process and types of steel

The most common steel manufacturing processes are production in a basic oxygen furnace (“BOF”) and production in an electric arc furnace (“EAF”).

In BOF steel manufacturing, steel is produced with less than 2% carbon content. The principal raw materials used to produce steel are liquid pig iron and scrap metal. The molten steel, depending on the products in which it will be used, undergoes additional refining and is mixed with manganese, nickel, chrome, titanium and other components to give it special properties. In 2020, approximately 75% of the world’s steel output was made in BOFs, according to Wood Mackenzie.

In EAF steel manufacturing, steel is generally produced from remelted scrap metal. Heat to melt the scrap metal is supplied from high-voltage electricity that arcs within the furnace between graphite electrodes and the scrap metal. This process is suitable for producing almost all steel grades, including stainless steel; however, it is limited in its use for production of high-purity carbon steel. In 2020, approximately 25% of the world’s steel output was made in EAFs, according to Wood Mackenzie.

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

Production Area	Capacity in 2020	Capacity Utilization Rate in 2020	Planned Increase (2021-2023)
	(In thousands of tonnes, except for percentages)
Sintering	4,811	87.4%	—
Pig iron	4,162	84.8%	—
Steelmaking	4,495	77.0%	—
Rolling	5,173	59.3%	—

Chelyabinsk Metallurgical Plant produced approximately 3.5 million tonnes of raw steel and approximately 3.1 million tonnes of rolled products, of which 287.8 thousand tonnes were rail products in 2020.

The universal rail and structural rolling mill is our main construction project initiated in 2008 at Chelyabinsk Metallurgical Plant that was launched in July 2013. The project is aimed at producing new types of large section structural shapes (including beams, angles, rails, channels and special sections) with total output 1.1 million tonnes per annum. At present, we are developing production of both guarantee products and new products, as well as certification of products for the Russian and European markets is being carried out. Five certificates of conformity of the Customs Union and one combined certificate of compliance with the TSI safety standards for the EU countries were obtained on certain types of rails; preparatory work for further certification of rails is in progress.

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

Production Area	Capacity in 2020	Capacity Utilization Rate in 2020	Planned Increase (2021-2023)
	(In thousands of tonnes, except for percentages)
Steelmaking	350	54.4%	—
Rolling	648	54.9%	—
Wire products	13	4.1%	—

Izhstal produced approximately 190.2 thousand tonnes of raw steel, 356.1 thousand tonnes of rolled products (of which, 351.6 thousand tonnes were long products) and 0.5 thousand tonnes of wire products in 2020.

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

Production Area	Capacity in 2020	Capacity Utilization Rate in 2020	Planned Increase (2021-2023)
	(In thousands of tonnes, except for percentages)
Rolling	591	77.9%	—
Wire products	600	69.5%	—

Beloretsk Metallurgical Plant produced a total of 416.9 thousand tonnes of wire products in 2020. Rolled products production in 2020 amounted to a total of 460.7 thousand tonnes, of which 399.9 thousand tonnes were further processed into wire products and 60.8 thousand tonnes constituted the output volume of wire rod for third-party customers.

Vyartsilya Metal Products Plant

Vyartsilya Metal Products Plant is a wire products plant in the Republic of Karelia, an administrative region in the northwest of Russia near the Finnish border that produces low carbon welding, general-purpose and structural wire and nails. The plant uses wire rod supplied by Chelyabinsk Metallurgical Plant and Beloretsk Metallurgical Plant. The plant’s customers are largely from the construction industry and ferrous metallurgy. We acquired Vyartsilya Metal Products Plant in 2002.

Vyartsilya Metal Products Plant’s principal production facilities include drawing machines, annealing furnaces, nail-making presses and cutting machines. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Vyartsilya Metal Products Plant’s principal production area.

Production Area	Capacity in 2020	Capacity Utilization Rate in 2020	Planned Increase (2021-2023)
	(In thousands of tonnes, except for percentages)
Wire products	81	69.6%	—

Vyartsilya Metal Products Plant produced 56.4 thousand tonnes of wire products in 2020.

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

Production Area	Capacity in 2020	Capacity Utilization Rate in 2020	Planned Increase (2021-2023)
	(In thousands of tonnes, except for percentages)
Stampings and forgings	297	26.6%	—

Urals Stampings Plant produced 79.1 thousand tonnes of special steel stampings and forgings in 2020.

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

Production Area	Capacity in 2020	Capacity Utilization Rate in 2020	Planned Increase (2021-2023)
	(In thousands of tonnes, except for percentages)
Wire products	82	37.1%	—

Mechel Nemunas produced 30.4 thousand tonnes of wire products in 2020.

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

The main production facilities of the plant include two ore-thermal furnaces with a capacity of 25 megavolt-amperes (“MVA”) and two ore-thermal furnaces with a capacity of 33 MVA. We commenced commercial operations of two ore-thermal furnaces with a capacity of 33 MVA in the second quarter of 2013 and 2020, respectively. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Bratsk Ferroalloy Plant’s principal production area.

Production Area	Capacity in 2020	Capacity Utilization Rate in 2020	Planned Increase (2021-2023)
	(In thousands of tonnes, except for percentages)
Ferrosilicon (65% silicon content in the alloy)	92.2	87.2%	—

Bratsk Ferroalloy Plant produced 66.7 thousand tonnes of ferrosilicon with 45%, 65% and 75% silicon content in the alloy in 2020.

Sales of steel segment products

The following table sets forth our revenues by primary steel segment product categories and our main products within these categories (including as a percentage of total steel segment revenues) for the periods indicated.

	2020		2019		2018
Product	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In millions of Russian rubles, except for percentages)
Pig Iron	260.7	0.2%	76.3	0.0%	133.1	0.1%
Semi-Finished Steel Products, including:	181.1	0.1%	137.0	0.1%	54.4	0.0%
Carbon and Low-Alloyed Semi-Finished Products	165.0	0.1%	88.6	0.1%	8.5	0.0%
Long Steel Products, including:	98,907.7	59.3%	97,692.2	55.9%	105,722.0	56.3%
Stainless Long Products	1,726.1	1.0%	2,703.1	1.6%	2,698.1	1.4%
Other Long Products	51,944.2	31.1%	50,045.9	28.6%	50,871.9	27.1%
Rebar	41,665.0	25.0%	42,268.0	24.2%	48,000.2	25.6%
Wire Rod	3,572.4	2.2%	2,675.2	1.5%	4,151.8	2.2%
Flat Steel Products, including:	23,055.7	13.8%	23,371.5	13.4%	22,786.2	12.1%
Stainless Flat Products	3,608.6	2.2%	4,025.0	2.3%	1,382.3	0.7%
Carbon and Low-Alloyed Flat Products	19,447.1	11.6%	19,346.5	11.1%	21,403.9	11.4%
Forgings, including:	3,414.0	2.0%	3,212.9	1.8%	3,976.6	2.1%
Stainless Forgings	403.0	0.2%	427.0	0.2%	810.4	0.4%
Other Forgings	3,011.0	1.8%	2,785.9	1.6%	3,166.2	1.7%
Stampings	5,036.7	3.0%	11,604.7	6.6%	11,871.1	6.3%
Wire Products, including:	25,971.3	15.6%	27,086.4	15.5%	30,040.4	16.0%
Wire	16,364.6	9.8%	17,417.8	10.0%	19,589.8	10.4%
Ropes	3,467.1	2.1%	3,532.8	2.0%	3,916.5	2.1%
Other Wire Products	6,139.6	3.7%	6,135.8	3.5%	6,534.1	3.5%
Steel Pipes	3,380.4	2.0%	3,281.4	1.9%	3,230.2	1.7%
Ferrosilicon	3,159.4	1.9%	3,228.5	1.8%	3,927.0	2.1%
Other	3,517.7	2.1%	5,159.5	3.0%	6,176.7	3.3%

Total	166,884.7	100.0%	174,850.4	100.0%	187,917.7	100.0%

The following table sets forth percentage of sales revenue by the regions in which our steel segment products were sold for the periods indicated.

Region(1)	2020	2019	2018
Russia	68.8%	71.0%	69.7%
Europe	16.3%	15.7%	16.9%
CIS	13.0%	11.1%	11.5%
Asia	1.6%	1.9%	1.6%
Middle East(2)	0.1%	0.1%	0.1%
Other	0.1%	0.1%	0.1%
United States	0.1%	0.1%	0.1%

Total	100.0%	100.0%	100.0%

(1)

The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.

(2)

Our steel segment sales to Middle East primarily go to Turkey, which accounted for 99.1% of the total steel segment sales to Middle East in 2020. We did not have any direct sales to Iran and Syria in 2020, and we have no plans to make such direct sales in the future.

In 2020, the five largest customers of our steel products were Russian Railways (long steel products and wire products), EVRAZ (long steel products, flat steel products, wire products and pipes), Metallservice AO (long steel products, flat steel products and wire products), Steel Industrial Company AO (long steel products, flat steel products, wire products, pipes and forgings) and TH Regionpromservice OOO (wire products, long steel products and flat steel products), which together accounted for 12.3% of our total steel segment sales.

In 2020, the five largest customers of ferrosilicon were Mitsui & Co., Severstal, NLMK, Torex-Khabarovsk OOO and RUSAL, which together accounted for 1.7% of our total steel segment sales.

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

Based on the available documentation, we are aware that certain of our products may be sold into and can be re-sold to countries that are subject to international trade restrictions or economic embargoes that prohibit and/or materially restrict certain persons (for instance, U.S. incorporated entities and U.S. citizens or residents) from engaging in commercial, financial or trade transactions with such countries, including Iran, Syria, Sudan, North Korea and Cuba (the “Sanctioned Countries”). We did not have any direct sales to the Sanctioned Countries in 2020.

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

Product	2020	2019	2018
	(In millions of Russian rubles, except for percentages)
Pig Iron	260.7	76.3	133.1
Domestic Sales	100.0%	100.0%	100.0%
Export	0.0%	0.0%	0.0%
Semi-Finished Steel Products	181.1	137.0	54.4
Domestic Sales	100.0%	100.0%	65.7%
Export	0.0%	0.0%	34.3%
Long Steel Products	98,907.7	97,692.2	105,722.0
Domestic Sales	86.7%	88.8%	87.9%
Export	13.3%	11.2%	12.1%
Flat Steel Products	23,055.7	23,371.5	22,786.2
Domestic Sales	88.3%	86.5%	84.4%
Export	11.7%	13.5%	15.6%
Forgings	3,414.0	3,212.9	3,976.6
Domestic Sales	43.2%	48.2%	56.7%
Export	56.8%	51.8%	43.3%
Stampings	5,036.7	11,604.7	11,871.1
Domestic Sales	97.0%	94.7%	91.1%
Export	3.0%	5.3%	8.9%
Wire Products	25,971.3	27,086.4	30,040.4
Domestic Sales	87.6%	86.6%	82.5%
Export	12.4%	13.4%	17.5%
Steel Pipes	3,380.4	3,281.4	3,230.2
Domestic Sales	93.5%	93.2%	93.4%
Export	6.5%	6.8%	6.6%
Ferrosilicon	3,159.4	3,228.5	3,927.0
Domestic Sales	29.9%	39.9%	49.5%
Export	70.1%	60.1%	50.5%
Other	3,517.7	5,159.5	6,176.7
Domestic Sales	97.2%	98.5%	86.8%
Export	2.8%	1.5%	13.2%

Total	166,884.7	174,850.4	187,917.7

Domestic Sales	85.8%	87.3%	85.4%
Export	14.2%	12.7%	14.6%

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

The following table describes, in percentage terms, Russian domestic shipment volumes of our steel products further broken down by industry sector.

Use by Industry	Construction	Metals Trading	Ferrous Metallurgy	Engineering and Metalworking	Vehicles Manufacturing	Railways Construction and Repair	Other Industries(1)
Semi-Finished Steel Products	0.0%	0.1%	10.2%	0.0%	0.1%	0.0%	89.6%
Long Steel Products	18.4%	31.6%	9.8%	3.5%	4.2%	14.0%	18.5%
Flat Steel Products	8.5%	30.5%	37.7%	4.9%	2.2%	0.1%	16.1%
Forgings	0.0%	76.3%	6.5%	15.5%	1.1%	0.0%	0.6%
Stampings	0.0%	16.9%	0.1%	13.0%	68.0%	0.0%	2.0%
Wire Products	14.1%	44.3%	19.3%	1.9%	1.8%	4.2%	14.4%
Steel Pipes	10.4%	67.7%	11.3%	1.2%	0.1%	0.2%	9.1%

(1)	Including mining and power industries and consumer goods sector.

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

In 2020, our domestic and export sales were conducted by Mechel Service and Mechel Service Global, respectively, as well as directly by our own production facilities.

Domestic sales

Our Russian steel production facilities Chelyabinsk Metallurgical Plant, Izhstal and Urals Stampings Plant are located in large industrial areas and have long-standing relationships with local wholesale customers. Mechel Service, our steel sales and service subsidiary, has 53 storage sites in 39 cities throughout Russia to serve our end users, which helps us to establish long-standing customer relationships by virtue of proximity to both production and customers. In 2020, Mechel Service sold 1.2 million tonnes of our steel products.

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

In 2020, ferrosilicon sales outside of Russia were principally to Japan. Deliveries to Japanese customers were made on cost insurance and freight (“CIF”) delivery terms (including transportation by rail, handling in ports of Nakhodka, Vladivostok and Vostochny and use of major container lines in major Japanese ports and insurance). We sell ferrosilicon based both on long-term contracts and on a spot basis.

Distribution

Rail transportation is used for most shipments from our production facilities and warehouses to end customers, wholesale warehouses or seaports.

Market share and competition

In our core export markets, we primarily compete with other Russian producers, as well as producers from Belgium, Germany, Turkey, Kazakhstan, Ukraine, China, Brazil, Malaysia, Poland and Uzbekistan. The leading global steel manufacturers have been increasingly focused on value-added and higher-priced products. The principal competitive factors include price, distribution, product quality, product range and customer service.

In the Russian market, we compete on the basis of price and quality of steel products, their added value, product range and service, technological innovation and proximity to customers. The Russian steel industry is characterized by a relatively high concentration of production, with the six largest integrated steel producers, including ourselves, accounting for 80.6% of overall domestic crude steel output in 2020, according to Metal Expert.

The following is a brief description of Russia’s five largest steel producers excluding ourselves:

•

Novolipetsk Steel PAO (“NLMK”) is Russia’s largest steel manufacturer by volume, accounting for 21.1% of the volume of Russian commodity steel production in 2020. NLMK produces flat products (hot-rolled and cold-rolled), galvanized products and slabs, as well as long products. The company’s production facilities are located in Lipetsk (NLMK), in the Sverdlovsk region (long products producer NLMK-Ural and wire products producer NLMK-Metalware) and in the Kaluga region (long products producer NLMK-Kaluga). NLMK exported 54.1% of its steel products in 2020. Domestically, NLMK’s largest customers are in the construction and oil and gas industries, followed by companies in the automotive sector. NLMK also controls iron ore producer Stoilensky GOK and coke producer Altai-Koks.

•

EVRAZ plc (“EVRAZ”), which includes Russian steel producers EVRAZ NTMK and EVRAZ ZSMK, is Russia’s second largest steel manufacturer by volume, accounting for 16.6% of the volume of Russian commodity steel products output in 2020. EVRAZ focuses on the production of long products, including rebar, wire rod and profiled rolled products (such as rails, beams, channels and angles). EVRAZ exported 62.0% of its output in 2020. EVRAZ also controls iron ore producers EVRAZ KGOK and Evrazruda, as well as coking coal producers UCC Yuzhkuzbassugol, Raspadskaya and Mezhegeyugol.

•

Severstal PAO (“Severstal”) is Russia’s third largest steel manufacturer by volume, accounting for 15.8% of the volume of Russian commodity steel products output in 2020. The company specializes in flat products which constitute a significant part of its production. Severstal is the second-leading producer of flat products, accounting for 31.0% of Russia’s total flat products output in 2020. Domestic sales of flat products accounted for 62.4% of Severstal’s output in 2020, with the oil and gas industry and automotive sector as its leading customers. Severstal controls coal producer Vorkutaugol and iron ore producers Karelsky Okatysh and Olenegorsky GOK, which satisfy a portion of Severstal’s coking coal and iron ore requirements.

•

Magnitogorsk Iron & Steel Works PAO (“MMK”) is Russia’s fourth largest steel manufacturer by volume, accounting for 15.1% of the volume of Russian commodity steel products output (including long products, flat products and semi-finished products) in 2020. MMK’s product mix is comprised mostly of flat products, which accounted for 83.6% of its commercial steel products output (including semis) in 2020. Domestically, MMK controls a significant portion of the supplies to the oil and gas and automotive sectors. MMK exported 26.9% of its output in 2020. Its production facilities are located in Magnitogorsk in the southern Urals. MMK also controls coking coal producer Belon.

•

Metalloinvest Holding Company AO (“Metalloinvest”), whose Russian assets consist of Oskol Electrometallurgical Plant AO (“OEMK”) and Ural Steel AO, had a 7.0% share by volume of Russian commodity steel products output in 2020. OEMK produces long products only, and Ural Steel produces both long and flat products. Metalloinvest exported 66.7% of its commodity steel production in 2020. The company’s production facilities are located in the Central and Urals Federal Districts of Russia. Metalloinvest also controls Russia’s largest iron ore and pellets production facilities Lebedinsky GOK and Mikhailovsky GOK.

Source: Companies’ websites; Metal Expert.

These six companies, including ourselves, can be divided into two groups by product type. MMK, Severstal and NLMK focus mainly on flat products, while we, EVRAZ and Metalloinvest produce primarily long products. Mechel is the third largest and most comprehensive producer of special steel and alloys in Russia, accounting for 11.6% of total Russian special steel output by volume in 2020, according to Chermet and Metal Expert. We are also the second largest producer of long steel products (excluding square billets) in Russia by volume, with significant market shares in both regular long steel products and special steel long products, according to Metal Expert.

In the Russian non-special steel long products category, our primary products and our market position by production volume in 2020 were as follows, according to Metal Expert:

•

Reinforcement bars (“rebar”) — In rebar, we compete in the 6-40 millimeters range. In 2020, the largest domestic rebar producers were NLMK (20.5%), EVRAZ (15.3%), Abinsk Electric Steel Works OOO (“AESW”) (15.0%), Mechel (11.7%), Severstal (5.1%) and MMK (4.8%).

•	Wire rod — There were six major producers of wire rod in Russia in 2020: AESW (22.7%), Mechel (20.8%), MMK (14.5%), NLMK (14.4%), EVRAZ (10.7%) and Severstal (10.6%).

OEMK, an EAF steel mill specializing in carbon and special steel long products and our special steel competitor, is located in the southwest of Russia and serves customers in the pipe, engineering and ball-bearing industries.

According to Metal Expert and Chermet, we were one of the leading producers in Russia of special steel long products (tool, high-speed and stainless long steel) in 2020, producing 7.2% of the total Russian output by volume, and we held significant shares of Russian production volumes in 2020 of stainless long products (20.1%), tool steel (28.2%) and high-speed steel (47.7%).

The following tables set forth additional information regarding our 2020 market share in Russia for various categories of steel products.

All long products (excluding square billets)

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
EVRAZ	4,984	24.5%
Mechel	2,679	13.1%
NLMK	2,331	11.4%
AESW	2,182	10.7%
MMK	1,728	8.5%
Severstal	1,086	5.3%
Metalloinvest	910	4.5%
Other	4,477	22.0%

Total	20,377	100.0%

Source: Metal Expert.

Long products — Wire rod(1)

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
AESW	733	22.7%
Mechel	674	20.8%
MMK	470	14.5%
NLMK	465	14.4%
EVRAZ	347	10.7%
Severstal	342	10.6%
Other	205	6.3%

Total	3,236	100.0%

Source: Metal Expert.

(1)	Including wire rod further processed into wire and other products within the same holding company.

Long products — Rebar

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
NLMK	1,817	20.5%
EVRAZ	1,352	15.3%
AESW	1,332	15.0%
Mechel	1,033	11.7%
Severstal	454	5.1%
MMK	424	4.8%
Other	2,444	27.6%

Total	8,856	100.0%

Source: Metal Expert.

Flat stainless steel

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
VMZ Red October	13.4	49.4%
Mechel	12.3	45.5%
Other	1.4	5.1%

Total	27.1	100.0%

Source: Metal Expert.

Wire products

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Severstal-Metiz	540.2	20.1%
Mechel	467.1	17.4%
MMK-Metiz	426.7	15.9%
NLMK-Metalware	258.7	9.7%
EVRAZ	220.4	8.2%
Other	768.6	28.7%

Total	2,681.7	100.0%

Source: Metal Expert.

Wire products — High-tensile wire

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Severstal-Metiz	46.4	50.7%
Mechel	27.2	29.6%
MMK-Metiz	18.1	19.7%

Total	91.7	100.0%

Source: Metal Expert.

According to Metal Expert, Bratsk Ferroalloy Plant is the fourth largest Russian producer of ferrosilicon by volume. In 2020, we had a 13.3% market share by volume of Russian ferrosilicon production.

Following is a brief description of Russia’s other largest ferrosilicon producers, according to Metal Expert and the companies’ data:

•

Kuznetsk Ferroalloys AO (“Kuznetsk Ferroalloys”) is the largest Russian ferrosilicon producer, with a 50.8% market share by production volume in 2020. Kuznetsk Ferroalloys also produces microsilica and quartzite. It is primarily export-oriented, having exported 87.2% of its ferrosilicon production volume in 2020.

•

Chelyabinsk Electrometallurgical Plant AO (“ChEMK”) is the second largest Russian ferrosilicon producer, with a 15.9% market share by production volume in 2020. In addition, it produces ferrochrome, silicomanganese and silicocalcium. In 2020, ChEMK exported 58.3% by volume of its ferrosilicon production.

•

Yurginsk Ferroalloy Plant AO (“Yurginsk Ferroalloy Plant”) is the third largest Russian ferrosilicon producer, with a 15.0% market share by production volume in 2020. Yurginsk Ferroalloy Plant also produces microsilica. It is export-oriented, having exported 98.0% of its ferrosilicon production volume in 2020.

The following table sets forth additional information regarding our 2020 ferrosilicon market share in Russia.

Manufacturer	Region	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Kuznetsk Ferroalloys	Kemerovo	272.1	50.8%
ChEMK	Chelyabinsk	85.4	15.9%
Yurginsk Ferroalloy Plant	Kemerovo	80.6	15.0%
Bratsk Ferroalloy Plant	Irkutsk	71.3	13.3%
NLMK	Lipetsk	26.8	5.0%

Total		536.2	100.0%

Source: Metal Expert.

Raw materials

The principal raw materials we use in pig iron production are iron ore products (sinter of our own production and purchased oxidized pellets), coke and fluxing additions. Pig iron is made in blast furnaces. For sinter production, we use iron ore concentrate. Iron ore concentrate is converted into sinter at Chelyabinsk Metallurgical Plant. In 2020, our steelmaking operations used 5.3 million tonnes of iron ore feed, approximately 28% in the form of pellets and 72% in the form of sinter, and we internally sourced approximately 40% of our total iron ore feed requirements. In 2020, Korshunov Mining Plant supplied our steel segment with 2.1 million tonnes of iron ore concentrate. In 2020, we purchased most of the remaining part of our iron ore feed from Russian suppliers such as Kachkanarsky GOK, Kovdorsky GOK, Kostomukshsky GOK, Lebedinsky GOK and Mikhailovsky GOK under monthly and annual contracts on market terms.

We process coking coal concentrate into coke at Mechel Coke and Moscow Coke and Gas Plant. In 2020, our production facilities used 3.5 million tonnes of coking coal concentrate (including 2.6 million tonnes used by Mechel Coke and 0.9 million tonnes used by Moscow Coke and Gas Plant), and 61% of total usage was sourced internally. Coke is used both in pig iron production at Chelyabinsk Metallurgical Plant and in ferrosilicon production at Bratsk Ferroalloy Plant. In 2020, we produced and internally used approximately 1.8 million tonnes of coke as well as produced for sale to third parties another approximately 0.9 million tonnes of coke.

Our Pugachevsky Open Pit produces limestone which, after processing into lime and flux, is used by our own steel production facilities. In 2020, our limestone production amounted to 1.7 million tonnes.

We produce 91.3% of steel in BOFs. In steelmaking, ferrous scrap and waste are used in the composition of feedstock, and we are approximately 92% self-sufficient in this raw material, which amounts to 744.8 thousand tonnes, sourcing the balance from various scrap traders.

In 2020, our production facilities used 23.5 thousand tonnes of ferrosilicon (including 19.7 thousand tonnes at Chelyabinsk Metallurgical Plant, 1.7 thousand tonnes at the Chelyabinsk branch of Urals Stampings Plant and 2.1 thousand tonnes at Izhstal), all of which was supplied by Bratsk Ferroalloy Plant.

Steelmaking requires significant amounts of electricity to power EAFs, ladle furnaces and rolling mills and to produce sinter. In 2020, our steel segment operations consumed approximately 3.0 billion kWh of electricity. Chelyabinsk Metallurgical Plant, Moscow Coke and Gas Plant and Urals Stampings Plant have power co-generation facilities, which produce electricity for internal consumption. Overall, our group consumed approximately 4.2 billion kWh of electricity in 2020. Aside from Southern Kuzbass Power Plant, which runs on steam coal and middlings, our power generating facilities work on blast furnace and coke gas, which are by-products of our steelmaking and coke-chemical operations, and natural gas, which we purchase from third parties. In 2020, we consumed 1.9 billion cubic meters of blast furnace gas, 792.6 million cubic meters of coke gas and 760.4 million cubic meters of natural gas. In 2020, Southern Kuzbass Power Plant consumed approximately 1.1 million tonnes of steam coal and middlings sourced from our own coal mining assets.

Large amounts of water are also required in the production of steel. Water serves as a re-solvent, accelerator and washing agent. Water is used to cool equipment components, to carry away waste, to help produce and distribute heat and power and to dilute liquids. One of the principal sources of water is rivers, and many of our production facilities recirculate a portion of water used for their production needs. For example, Chelyabinsk Metallurgical Plant sources 88% of its water needs from recirculated water and the rest from a local river. Izhstal sources 89% of its water needs from recirculated water, 8% from recycled water and the rest from a storage reservoir. Beloretsk Metallurgical Plant sources 76% of its water needs from recirculated and recycled water and the rest from a storage reservoir and a local river.

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

Trade restrictions

In July 2018, the European Union introduced a system of import quotas, according to which the import of steel to the European Union until July 2021 is limited to specific volumes established for 26 categories of steel products. For each category of steel products, the import quota is calculated on the basis of the average volume of all imports of these products to the European Union over the past three years. If the quota is exceeded, a duty of 25% will be charged. Each product category consists of several types of products. Quotas apply to all suppliers of steel to the European Union, and for certain product categories, quotas are set for different countries. Our steel products supplied to the European Union are subject to these quotas. During the period from July 1, 2020 to June 30, 2021, the quota for the product category that includes beams produced by Chelyabinsk Metallurgical Plant for Russia amounts to 24.5 thousand tonnes, and the quota for the product category that includes rolled products produced by Izhstal for Russia amounts to 246.4 thousand tonnes.

In February 2008, an antidumping duty in the amount of 17.8% was imposed on exports to the European Union of ferrosilicon produced by our subsidiary Bratsk Ferroalloy Plant for a period of five years. In April 2014, following an expiry review, the antidumping duty was extended for another five years. A further expiry review initiated by the European Commission in April 2019 resulted in the extension of the antidumping duty of 17.8% imposed on exports to the European Union of ferrosilicon produced by Bratsk Ferroalloy Plant for a period of another five years until July 1, 2025 from July 2, 2020.

Quartzite Production

We hold the subsoil license for the Uvatskoye deposit of quartzite and quartzite sandstones, a raw material used for ferrosilicon production. The deposit is accessible by unpaved road and located 20 kilometers southwest of Nizhneudinsk in the Irkutsk region. In 2011, we conducted successful technological tests of an experimental batch of quartzite for smelting of ferrosilicon. We completed the exploration of the alluvial part of the southern area of the Uvatskoye deposit and applied to the Department for Subsoil Use for the Irkutsk region (“Irkutsknedra”) with a plan for the pilot commercial development of the alluvial part of the southern area. Irkutsknedra agreed to the plan and recommended further geologic exploration within the entire license area of the Uvatskoye deposit. In 2012, drilling and sampling activities were conducted. Since 2013, we have been carrying out the pilot commercial development of the alluvial part of the southern area of the Uvatskoye deposit, with a view to develop the processing methods and technical and economic parameters of the deposit. In 2017, laboratory studies of selected cores of the bedrock of the deposit were completed. In 2018-2019, temporary exploration conditions of the southern area of the Uvatskoye deposit were approved. Currently, a pilot batch of quartzite is being developed to clarify the technological parameters of production and obtain permanent exploration conditions. In light of the above, we are not able to state the amount of proved reserves for the Uvatskoye quartzite deposit.

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

The following table sets out total volumes of electricity production by our group.

	2020	2019	2018
	(In million kWh)
Electricity	3,151.2	3,395.3	3,250.6

Southern Kuzbass Power Plant

Southern Kuzbass Power Plant is located in Kaltan in the Kemerovo region, which is in the southern part of Russia’s coal-rich Kuzbass district. It has a total installed capacity of 554 MW and installed heat capacity of 506 Gcal/h. In 2020, the plant generated 1,599.4 million kWh of electricity and 639.7 thousand Gcal of heat energy. We acquired Southern Kuzbass Power Plant in 2007.

Southern Kuzbass Power Plant uses steam coal and middlings as fuel, which are supplied to it mostly from local sources, including our Southern Kuzbass Coal Company. In 2020, it consumed approximately 1.1 million tonnes of steam coal and middlings sourced from Southern Kuzbass Coal Company.

The generation facilities of Southern Kuzbass Power Plant are listed below:

Generation Unit No.	Year of Manufacture	Month and Year of Commissioning at Southern Kuzbass Power Plant	Installed Capacity (MW)	Electricity Production in 2020 (million kWh)
VK-50-2 LMZ	1950	April 1951	53	179.7
VK-50-2 LMZ	1950	November 1951	53	110.5
VK-50-2 LMZ	1950	August 1952	53	160.9
VK-50-2 LMZ	1952	February 1953	53	168.7
T-115-8,8 LMZ	1996	December 2003	113	247.3
T-88/106-90 LMZ	1953	July 1954	88	363.5
VK-50-2 LMZ	1954	December 1954	53	128.7
T-88/106-90 LMZ	1953	September 1956	88	240.1

Total			554	1,599.4

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

Kuzbass Power Sales Company

Kuzbass Power Sales Company is the largest power distribution company in the Kemerovo region. Its marketed power volume in 2020 amounted to approximately 9.5 billion kWh. We acquired Kuzbass Power Sales Company in 2007. The addition of Kuzbass Power Sales Company, along with Southern Kuzbass Power Plant, allows us to increase revenues in our power segment.

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

Mechel Energo’s sales amounted to approximately 3.4 billion kWh of electricity purchased in the wholesale and retail electricity markets and 3.6 million Gcal of heat energy in 2020.

Capital Investment Program

We continually review our capital investment program in light of our cash flow, liquidity position, results of operations and market conditions. In light of the above factors, we may adjust our capital investment program. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — We will require a significant amount of cash to fund our capital investment program.” For further information on funding of capital investments, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

Our capital investment program includes capital spending of up to RUB 36.1 billion for 2021-2023. Our capital investment program is primarily targeted at expanding the mining segment and increasing the efficiency of the steel segment, including, inter alia, investments of approximately RUB 22.9 billion in mining and approximately RUB 9.6 billion in steel. However, our ability to fully realize our capital investment program is constrained by our ability to generate cash flow, obtain additional financing and refinance or restructure existing indebtedness. We may be limited in our ability to obtain financing on a project finance basis which may impose further restrictions on the operations of the project or require the economic returns of the project to be shared with investors or lenders.

In the mining segment, we expect to invest approximately RUB 6.6 billion in 2021-2023 for the development of facilities and equipment of Southern Kuzbass Coal Company.

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

The table below sets forth the major items of our capital expenditures by segment and facility for 2021-2023 (including cumulatively the expenditures made since the launch of the relevant project):

	Planned Increase in Capacity and/or Other Improvement	Approximate Total Planned Expenditures(1)	Year of Project Launch	Estimated Year of Completion
	(In millions of Russian rubles)
Mining Segment
Maintenance expenditures	Maintaining current coal and iron ore mining and coal and iron ore concentrate production	16,279	2021	2023

Steel Segment
Maintenance expenditures	Maintaining current output capacity	7,079	2021	2023
Chelyabinsk Metallurgical Plant
Reconstruction of oxygen-converter production	Increase of cast weight to 152 tonnes	6,105	2009	2023
Beloretsk Metallurgical Plant
Modernization of steel-wire-rope production	Installation of new drawing equipment	1,427	2016	2023

Power segment
Maintenance expenditures	Maintaining current output capacity	1,904	2021	2023

Transport division
Maintenance expenditures	Maintaining current output capacity	803	2021	2023

Port Posiet
Technical modernization of Port Posiet	Increase of cargo-handling capacity to 9.0 million tonnes per annum	4,617	2009	2023

(1)	We estimate that approximately RUB 1,711 million of planned expenditures were spent on the aforementioned projects in 2020. In 2020, we spent RUB 4,378 million in total on capital expenditures.

Research and Development

We maintain research programs at the corporate level and at certain of our business units to carry out research and applied technology development activities. At the corporate level, we have a Department of Technology Development at Mechel-Steel Management (five employees) and a Production and Technical Department at Mechel Mining Management (four employees). In December 2008, we established Mechel Engineering (161 employees) to carry out design and engineering works to increase the efficiency of our mining business. The head office of Mechel Engineering is located in Novosibirsk. Geological services provided by Mechel Engineering include: (1) geological survey work related to prospecting and developing minerals and coal deposits; (2) hydrogeological survey work; (3) monitoring of geological environment; (4) preparation of geological materials for feasibility studies and preparation of geological reports with reserves estimation; (5) test drilling; and (6) computer simulation of coal and ore deposits.

In the course of our research and development, we also contract with third-party consultants and Russian research institutions.

In addition to these activities performed at our corporate level, each of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and Urals Stampings Plant have specialized research divisions with a total of 135 employees involved in the improvement of existing technologies and products.

Our research and development expenses in the years ended December 31, 2020, 2019 and 2018 were not significant.

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

Some of our subsidiaries have entered into environment protection agreements with the Ministry of Natural Resources and Ecology of the Russian Federation and other authorities and metallurgical sites. Under these agreements, Chelyabinsk Metallurgical Plant and Bratsk Ferroalloy Plant are obliged to reduce the level of pollutants emission into the atmosphere by 20%, as well as to reduce the discharge of waste water into the Miass River in approximately three times by 2024.

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

In accordance with amendments to the Federal Law “On the Electric Power Industry” No. 35-FZ dated March 26, 2003, as amended (the “Electric Power Industry Law”), and other legislative acts, power sales activity related to the sale of electricity in the retail electricity market is subject to compulsory licensing since July 1, 2021. The Electric Power Industry Law does not provide for licensing procedures, instead the Russian government shall enact an order setting out procedures for obtainment of an electric power sales activity license, which is outstanding as of the date hereof. We aim to file for a license once the procedures are enacted.

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

There are three major types of payments with respect to the extraction of minerals: (1) a lump-sum payment for granting the right to use subsoil; (2) periodic payments for the use of subsoil under the Subsoil Law; and (3) the mineral extraction tax under the Russian Tax Code. Failure to make these payments could result in refusal to grant the right to use subsoil or the suspension or termination of the subsoil license. The Subsoil Law-mandated payments are not material to our mining segment’s results of operations. For coal, the basic rate of the mineral extraction tax ranges from RUB 11 to RUB 57 per tonne depending on the type of coal. At the same time, the actual rate of tax in respect of extracted coal is subject to indexation on a quarterly basis taking into account deflator coefficients adopted by the Ministry of Economic Development of the Russian Federation. For iron ore, the mineral extraction tax is 4.8%. Since 2021, the mineral extraction tax is calculated using a rental coefficient, which amounts to 1 or 3.5, depending on the extracted mineral. For coal, the rental coefficient amounts to 1, for iron ore it can be either 1 or 3.5, depending on the fulfillment of certain conditions. We apply the rental coefficient of 3.5 for iron ore. In 2020, mineral extraction taxes amounted to RUB 1,183 million, which are included in the consolidated statement of profit (loss) and other comprehensive income as extraction related overheads.

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

The amendments, in particular, divide objects that have a negative impact on the environment into four categories depending on the degree of impact on the environment. The environmental protection requirements that apply differ depending on the relevant impact category and include environmental impact charges, permission documents and control procedures. The first category includes objects that have a significant negative impact on the environment (to which, therefore, the strictest environmental protection requirements apply) and the fourth category includes objects that have minimal environment impact. Among other things, pursuant to the amendments, starting from 2020, fees for negative environmental impact exceeding statutory limits are charged using multiplying coefficients. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — More stringent environmental laws and regulations or more stringent enforcement or findings that we have violated environmental laws and regulations could result in higher compliance costs and significant fines and penalties, or require significant capital investment, or even result in the suspension of our operations, which could have a material adverse effect on our business, financial condition, results of operations and prospects.”

Pay-to-pollute

The Environmental Protection Law and other Russian environmental protection legislation establish a “pay-to-pollute” regime administered by federal authorities. “Pay-to-pollute” (or payments for environmental pollution) is a form of mandatory reimbursement to the Russian government for damage caused to the environment.

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

Fees for the emission/discharge per tonne of each contaminant into air and water and fees for waste disposal are established by governmental authorities. These fees are determined on a sliding scale for both the statutory standards and individually approved limits on emissions and discharges, as well as for pollution in excess of these limits: the lowest fees are imposed for pollution within the statutory standards, intermediate fees are imposed for pollution within the individually approved temporary limits (within limit fees; exceed the fees within the statutory standards by 25 times) and the highest fees are imposed for pollution exceeding such limits (above-limit fees; exceed the fees within the statutory standards or individually approved temporary limits by 100 times). Above-limit fees for the disposal of industrial and consumer waste exceed the fees within the statutory limits by 25 times. Payment of above-limit fees does not relieve the company from the responsibility as provided by Russian law, as well as the development and implementation of environmental measures aimed at reducing the negative impact on the environment. In 2020, we incurred above-limit fees and penalties in Russia in the amount of approximately RUB 265.9 million.

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

Environmental enforcement authorities

Currently, state environmental regulation is administered by several federal services and agencies and their regional subdivisions, in particular, Rosprirodnadzor, the Federal Service for Hydrometrology and Environmental Monitoring, Rosnedra, the Federal Agency for Forestry, the Federal Agency for Water Resources and some others. Included in these agencies’ sphere of responsibility are environmental preservation and control, enforcement and observance of environmental legislation, drafting and approving regulations and filing court claims to recover environmental damages. The statute of limitations for such claims is 20 years.

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

Reclamation

We conduct our reclamation activities for land damaged by production in accordance with the current environmental legislation. In general, our reclamation activities involve both a technical stage and a biological stage. In the technical stage, we backfill the pits, grade and terrace mound slopes, level the surface of the mounds, and add potentially fertile soil rocks on top for greater adaptability of young plants. In the biological stage, we plant conifers (pine, larch, cedar) on horizontal and gently sloping surfaces and shrubs and bushes to reinforce inclines. Russian environmental regulations do not require mines to achieve the approximate original contour of the property as is required, for example, in the United States. Generally, reclamation should ensure the restoration of disturbed lands for their further use in agricultural, forestry, water management, recreational and other purposes. In 2020, we incurred reclamation costs in Russia of approximately RUB 46 million.

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

In December 2015 at the Paris climate conference, 196 countries adopted the United Nations Framework Convention on Climate Change. Russia ratified the Paris Agreement and it came into force on November 6, 2019. The agreement sets out a global action plan to avoid climate change. The Russian Federation shall develop a long-term plan to reduce greenhouse gas emissions and shall establish a strategy on adaptation to climate change. In 2015-2017, the Ministry of Natural Resources and Ecology of the Russian Federation has approved a number of methodology guidelines for the quantification of the amount of greenhouse gas emissions by legal entities conducting business and other activities in Russia. In 2018, the Ministry of Economic Development of the Russian Federation proposed a draft law on state regulation of greenhouse gas emissions. This draft law, if enacted, would establish target limits for greenhouse gas emissions, general rules and guidelines for emitters and introduce permits for greenhouse gas emissions. The draft law remains at the stage of development, and it is hard to predict when it would be adopted into a law.

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

The principal law regulating industrial safety is the Federal Law “On Industrial Safety of Hazardous Production Facilities,” dated July 21, 1997, as amended (the “Safety Law”). The Safety Law applies, in particular, to production facilities and sites where certain activities are conducted, including sites where load-lifting machines are used, where melts of ferrous and nonferrous metals are produced, used, stored and transported, where hazardous substances are stored and used (including allowed concentrations), where equipment operating under excessive pressure is used and where certain types of mining is done. There are also regulations that address safety rules for coal mines, the production and processing of ore, the blast-furnace industry, steel smelting, alloys and nickel production. Additional safety rules also apply to certain industries, including fuel and energy complex, metallurgical and coke-chemical industries and the foundry industry.

The Safety Law provides for hazardous production facilities of four classes from class IV to class I, with class IV being low hazardous and class I being extremely hazardous. The safety and compliance requirements set up by the Safety Law apply to each facility depending on their class of hazard. Each existing hazardous production facility must be registered with the state register with the assignment of an appropriate hazard class. All hazardous production facilities at our operations are registered with the state register of hazardous production facilities.

Any construction, reconstruction, liquidation, conservation or other activities in relation to regulated industrial sites is subject to an industrial safety review. Any deviation from project documentation in the process of construction, reconstruction or liquidation of industrial sites is prohibited. Changes made to the project documentation for the construction and reconstruction of a hazardous production facility are subject to a project documentation review in accordance with Russian legislation on urban planning. Changes made to the documentation for the conservation and liquidation of a hazardous production facility are subject to an industrial safety review.

The Safety Law provides for the creation of an industrial safety management system at operations of I and II hazard classes, which includes identification, analysis and prediction of the accident risk at the facility.

A company that operates a hazardous production facility of I and II hazard classes must develop an industrial safety declaration, a document which reflects a comprehensive assessment of the accident risk and the associated threat, including an analysis of the adequacy of the measures taken to prevent accidents, as well as to localize and eliminate the consequences of an accident at the hazardous production facility. The industrial safety declaration must be approved by the chief executive officer of the company and submitted to the territorial office of Rostekhnadzor for inclusion in the register.

Companies that operate such production facilities and sites have a wide range of obligations under the Safety Law and the Labor Code of Russia of December 30, 2001, as amended (the “Labor Code”). In particular, they must limit access to such sites to qualified specialists, maintain industrial safety controls and carry insurance for third-party liability for injuries caused in the course of operating industrial sites. Russian regulations require these companies to enter into contracts with professional emergency response units or create their own emergency response services in certain cases, create systems to cope with and notify the authorities of accidents and maintain these systems in good working order. Companies are also required to conduct a special assessment of working conditions to identify harmful factors in their workplaces.

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

In accordance with amendments to the Strategic Industries Law that entered into force in July 2020, control of a foreign investor over a Strategic Company will also be deemed to exist if the foreign investor is able, directly or through third parties, to determine decisions made by the Strategic Company at the general meeting of shareholders (participants) by disposing of votes attributable to voting shares (stakes) constituting the charter capital of such Strategic Company, provided that this ability is temporarily transferred to another person (other persons) on the basis of an agreement on the fiduciary management of assets, pledge agreement, repo agreement, security payment, other agreement or transaction.

Furthermore, in case a foreign investor or its group of entities which is a holder of securities of a Strategic Company, Subsoil Strategic Company or other entity which exercises control over these companies becomes a direct or indirect holder of voting shares in amount which is considered to give them direct or indirect control over these companies in accordance with the Strategic Industries Law due to a change in the allocation of votes resulting from the procedures provided by Russian law (e.g., as a result of a buy-back by the relevant company of its shares, conversion of preferred shares into common shares, or holders of preferred shares becoming entitled to vote at a general shareholders’ meeting in cases provided under Russian law), such shareholders will have to apply for state approval of their control within three months of receiving such control. If the Governmental Commission refuses to grant the approval the shareholders shall sell the relevant part of their respective shares or participatory interest, and if they do not comply with this requirement, a Russian court can deprive such foreign investor or its group of entities of the voting rights in such Strategic Company upon a claim of the competent authority. In such cases, the shares of the foreign investor are not counted for the purposes of establishing a quorum and reaching the required voting threshold at the general shareholders’ meeting of the Strategic Company.

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

Salary

In accordance with Russian law, the minimum salary in Russia is RUB 12,792 per month starting from January 1, 2021.

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

Organizations of commercial infrastructure include Trading System Administrator JSC, Financial Settling Center JSC and Association Non-profit Partnership Market Council. Association Non-profit Partnership Market Council was established in order to balance the interests of the electricity market participants and to ensure the unity of the commercial infrastructure operation. Activities of infrastructure organizations, including pricing and conditions of interaction with contractors, are subject to state regulation and control.

In accordance with amendments to the Electric Power Industry Law and other legislative acts, power sales activity is subject to compulsory licensing since July 1, 2021. Power sales activity is the sale of electricity produced and/or purchased in the retail electricity market both within and outside the unified national electric grid of Russia. A prerequisite for granting a license is compliance with licensing requirements.

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

Trading on the wholesale electricity and capacity market is conducted in accordance with the agreement on accession to the trading system and wholesale market regulations which are developed and adopted by Association Non-profit Partnership Market Council.

Electricity trading on the wholesale electricity and capacity market is carried out by means of the classical model of supply and demand balance or through bilateral contracts of purchase and sale of electric energy.

Currently, electricity is traded on the basis of the following trading mechanisms:

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

Since July 1, 2021, power sales activity in the retail electricity market is subject to compulsory licensing.

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

Name	Location of Assets	Product/Business	Date Control Acquired/Date of Incorporation	Voting Interest(1)
Mining Segment
Southern Kuzbass Coal Company	Russia	Coking coal, steam coal, anthracite and PCI	January 1999	99.1%
Korshunov Mining Plant	Russia	Iron ore concentrate	October 2003	90.0%
Port Posiet	Russia	Seaport: coal warehousing and transshipment	February 2004	97.8%
Mechel Coke	Russia	Coke and chemical products	June 2006	100.0%
Moscow Coke and Gas Plant	Russia	Coke and chemical products	October 2006	99.5%
Yakutugol	Russia	Coking coal, steam coal	October 2007	100.0%
Port Temryuk	Russia	Seaport: coal and metal transshipment	March 2008	100.0%

Steel Segment
Chelyabinsk Metallurgical Plant	Russia	Semi-finished products, long and flat steel products	December 2001	93.7%
Vyartsilya Metal Products Plant	Russia	Wire products	May 2002	93.3%
Beloretsk Metallurgical Plant	Russia	Long steel products, wire products	June 2002	91.4%
Urals Stampings Plant	Russia	Stampings and forgings	April 2003	90.0%
Mechel Nemunas	Lithuania	Wire products	October 2003	100.0%
Izhstal	Russia	Long steel products, semi- finished products	May 2004	90.0%
Port Kambarka	Russia	River port	April 2005	90.4%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	August 2007	100.0%

Power Segment
Mechel Energo	Russia	Power sales	February 2004	100.0%
Southern Kuzbass Power Plant	Russia	Power generation	April 2007	98.3%
Kuzbass Power Sales Company	Russia	Electricity distribution	June 2007	72.1%

(1)

The percentages provided in this table are as of December 31, 2020. Some of our Russian subsidiaries have preferred shares outstanding that have voting rights similar to the common shares rights if dividends on those shares have not been paid. We have calculated voting interests by including these preferred shares for subsidiaries where dividends have not been paid.

Intersegment sales

We are an integrated group with operations organized into mining, steel and power segments. Our group companies supply materials to other companies in the same reporting segment or different reporting segments. For example, for the year ended December 31, 2020:

•	The mining segment supplied approximately 40% of the steel segment’s iron ore feed requirements, 100% of the steel segment’s coke requirements and 100% of the power segment’s coal requirements;

•	The steel segment supplies wires, ropes, wire products and other metal products to the mining segment for use in its day-to-day operations; and

•	Our co-generation facilities supplied approximately 28% of our group’s overall electricity requirements.

The prices at which we record these transfers are based on market prices, and these transactions are eliminated as intercompany transactions for the purposes of our consolidated financial statements. For the period-on-period discussion of the results of operations by segments, such transfers are included in segment revenues and cost of sales.

Recent acquisitions and disposals

There were no significant acquisitions or disposals during 2018-2020, save as disclosed below.

Disposal of the Elga coal complex

In January 2020, we entered into negotiations relating to disposal of the Elga coal complex to a perspective buyer as further development of the asset required substantial amount of investment and we were limited in our ability to attract new financing. Our stake in the Elga coal complex comprised of a 50.9990202673% stake in Elgaugol OOO, the owner of the subsoil license for the Elga coal deposit, a 51% stake in Elga-road OOO, the owner of the Ulak-Elga rail line, and a 51% stake in MecheltransVostok OOO, the rail line’s transport operator. On April 30, 2020, we closed the sale of the Elga coal complex to A-Property OOO for a consideration of RUB 89 billion used for partial repayment of our indebtedness and deleveraging.

Disposal of the Elga coal complex was recognized as a discontinued operation in our consolidated financial statements and results of operations of the Elga coal complex were excluded from continuing operations and were reported as discontinued operations for the period ended December 31, 2020 and prior periods. See note 25 to the consolidated financial statements.

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

Global real GDP grew by 3.0% in 2018, 2.3% in 2019 and contracted by 4.3% in 2020, according to World Bank. According to Rosstat, Russia recorded GDP growth of 2.8% in 2018, 2.0% in 2019 and GDP decline of 3.1% in 2020. In 2018, geopolitical tensions heightened resulting in increased competition of global economic systems and trade wars. In 2019, global economic growth slowed, while world trade tensions intensified. In 2020, the coronavirus had a significant impact on the economy, slowing down the development and growth of the global economy, which in turn resulted in negative indicators for the year.

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

Consolidation trends in the mining and steel industries

The consolidation trends in mining and steel industries in 2020 were largely affected by various complications and restrictions related to COVID-19, ongoing trade tensions and geopolitical instability. Strategic investors seeking growth through acquisitions were predominant players in the M&A market. We believe that measures taken to stimulate the economy and easing of global trade tensions could attract financial investors in mining and steel industries and reopen consolidation opportunities for strategic investors.

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

Price trends for products

Coking coal and steam coal

In the beginning of 2018, spot metallurgical coal prices were in decline as loading disruptions in Australia eased significantly and due to weaker finished steel demand in China. Throughout the second and the third quarters of 2018, prices held in a relatively stable range. Premium hard coking coal spot prices (FOB Australia) rose to $221 per tonne in November 2018, up from $183 per tonne in August on the back of continued supply disturbances during the period. Particularly, coking coal availability was affected by the shutdown of Peabody’s North Goonyella mine in Queensland, according to CRU. The average contract price in 2018 was $207 per tonne (FOB Australia), according to CRU. The spot price averaged $206 per tonne (FOB Australia) in 2018, according to CRU. In the first half of 2019, spot metallurgical coal prices remained generally above $200 per tonne (FOB Australia). The strength in prices was primarily attributed to tight seaborne supply. However, in the second half of 2019, weak demand fundamentals, increasing coal supply, weak steel margins and escalating trade tensions dragged seaborne coking coal prices down, and by the end of the year, restrictions on coal imports at Chinese ports further escalated the downward pressures on metallurgical coal prices. Thus, premium hard coking coal spot price fell significantly to $134 per tonne in December 2019, according to CRU. The average contract price in 2019 was $185 per tonne (FOB Australia), 10.6% lower than the average contract price in 2018, according to CRU. The spot price averaged $178 per tonne (FOB Australia) in 2019, which was 13.6% lower than the average spot price in 2018, according to CRU. In the first quarter of 2020, coking coal spot prices were staying above $150 per tonne (FOB Australia) as COVID-19 caused coal supply disruptions in China. In June 2020, premium hard coking coal spot price fell to $111 per tonne (FOB Australia) as Chinese domestic coal output recovered and the rest of the world demand tumbled down due to COVID-19, according to CRU. In October 2020, China imposed a ban on coal imports from Australia and premium hard coking coal spot price fell to $102 per tonne (FOB Australia) in December 2020, according to CRU. The average contract price in 2020 was $126 per tonne (FOB Australia), 32% lower than the average contract price in 2019, according to CRU. The spot price averaged $123 per tonne (FOB Australia) in 2020, which was 31% lower than the average spot price in 2019, according to CRU.

In 2018, slowing economic growth, most importantly in China, has negatively impacted power demand and coal stocks have been extremely high in coastal provinces of China. This allowed the Chinese government to stringently restrict coal imports at the end of the year. Steam coal spot prices declined from $92 per tonne (5,500 NAR CFR China) in the first quarter of 2018 to $75 per tonne (5,500 NAR CFR China) in the fourth quarter of 2018, and the average price in 2018 was $82 per tonne (5,500 NAR CFR China), according to CRU. Steam coal spot prices fell from $69 per tonne (5,500 NAR CFR China) in the first quarter of 2019 to $63 per tonne (5,500 NAR CFR China) in the third quarter of 2019, according to CRU. Such price dynamics were caused by multiple factors, such as mild weather, a slowdown in Chinese power demand growth, coal phase-out policies in the EU, combined with lower gas prices. The average price in 2019 was $65 per tonne (5,500 NAR CFR China), 20% lower than the average price in 2018, according to CRU. In 2020, steam coal spot prices fell from $64 per tonne (5,500 NAR CFR China) in the first quarter to $55 per tonne (5,500 NAR CFR China) in the fourth quarter as COVID-19 restrictions impacted world power consumption. In December 2020, steam coal spot prices increased to $67 per tonne (5,500 NAR CFR China) on the back of coal production cuts in major exporting countries and stronger demand in China. The average price in 2020 was $54 per tonne (5,500 NAR CFR China), 17% lower than the average price in 2019, according to CRU.

Iron ore

Iron ore spot prices slightly decreased in 2018 as a result of slower iron ore imports in China and growing global supply of iron ore. The average spot price in 2018 was $69 per dry metric tonne (62% Fe, CFR China), according to MMI. Iron ore spot prices rose sharply in 2019 due to global supply shortage after Vale tailings dam failure in Brazil in January 2019. The average spot price in 2019 was $93 per dry metric tonne (62% Fe, CFR China) which was 35% higher than the average price in 2018, according to MMI. In 2020, iron ore spot prices continued to increase due to higher iron ore imports in China and disruptions to Brazilian supply. The average spot price in 2020 reached $109 per dry metric tonne (62% Fe, CFR China) which was 17% higher than the average price in 2019, according to MMI.

Coke

In 2018, coke prices in Europe remained generally flat and blast furnace coke price declined marginally from $400 per tonne (CFR Northern Europe) in the first quarter of 2018 to $395 per tonne (CFR Northern Europe) in the fourth quarter of 2018, according to CAMR. The average domestic coke price in 2018 was RUB 17,681 per tonne (including VAT, FCA basis), according to Metal Expert. In 2019, blast furnace coke prices sharply decreased from $398 per tonne (CFR Northern Europe) in the first quarter to $258 per tonne (CFR Northern Europe) in the fourth quarter, according to CAMR. The decline in coke prices was in line with lower coking coal prices in 2019. The average domestic coke price in 2019 was RUB 17,284 per tonne (including VAT, FCA basis), which was 2% lower than the average price in 2018, according to Metal Expert. In 2020, blast furnace coke prices decreased marginally from $242 per tonne (CFR Northern Europe) in the first quarter to $237 per tonne (CFR Northern Europe) in the fourth quarter, according to CAMR. COVID-19 lockdowns resulted in decline in coke demand and production in Europe and activity in the market was slow in 2020. The average domestic coke price in 2020 was RUB 14,388 per tonne (including VAT, FCA basis), which was 17% lower than the average price in 2019, according to Metal Expert.

Steel

In 2018, the average Russian domestic price for rebar increased to RUB 36,513 (+19.3% year-on-year) per tonne because of strong export markets of square billets and scrap, according to Metal Expert. The average export price for square billets increased to $491 (+12.5% year-on-year) per tonne as a result of upturned export scrap market in the first half of the year, which was due to rising raw material costs from a lack of electrodes, as well as high Chinese export prices for billet and long products during the first and second quarters of the year, according to Metal Expert. In 2019, the average Russian domestic price for rebar increased to RUB 36,588 (+0.3% year-on-year) per tonne despite decreasing export markets of square billets and scrap, according to Metal Expert. The average export price for square billets decreased to $410 (-16.5% year-on-year) per tonne, according to Metal Expert. The decrease was attributable to downward export scrap market during 2019, as a result of slowdown in Turkish economy and metallurgical sector in particular. In 2020, the average Russian domestic price for rebar decreased to RUB 35,907 (-2% year-on-year) per tonne due to decreasing export markets of square billets and scrap, according to Metal Expert. The average export price for square billets decreased to $398 (-2.9% year-on-year) per tonne as a result of declined export scrap market during almost the whole year, which was due to economic slowdown in the global economy caused by the COVID-19 pandemic.

Ferrosilicon

In early 2018, ferrosilicon prices began to decline following a sharp rise at the end of 2017. In April 2018, the price dropped to $1,358 per tonne (75% Si, CIF Japan), according to TEX. At the end of April 2018, the Ministry of Ecology and Environment of China suspended operation of silica stone mines resulting in a decrease of silicon in the market and an increase in the price of ferrosilicon up to $1,459 per tonne (75% Si, CIF Japan) in May, according to TEX. From the second quarter of 2018 until the end of the year, there were no significant events, and prices gradually decreased. According to TEX, the price reached $1,280 per tonne (75% Si, CIF Japan) in December 2018. The average price for ferrosilicon in 2018 was $1,408 per tonne (75% Si, CIF Japan), according to TEX. In 2019, volatility in the ferrosilicon market was low due to a decrease in steel production. In 2019, global steel production (excluding China) decreased by 1.7% compared to 2018, while steel production in China increased by 8.3%, according to the World Steel Association. The market, after increases in prices in the period of late 2017-early 2018, has stabilized. The average price was in the range of $1,165-1,225 per tonne (75% Si, CIF Japan), according to TEX. In July 2019, a new ferrosilicon plant was launched in Kazakhstan, resulting in increased competition in the global ferrosilicon market, according to Metal Expert. The average price for ferrosilicon in 2019 was $1,185 per tonne (75% Si, CIF Japan), which was 18.8% lower than in 2018, according to TEX. In 2020, from January to October, the volatility in the ferrosilicon market was low. In November and December 2020, there was an increase in the value of quotations due to a shortage of containers and an increase in the cost of delivery. In 2020, global steel production (excluding China) decreased by 9.7% as compared to 2019, while steel production in China increased by 5.6%, according to the World Steel Association. Strong demand for steel and ferroalloys in China was driven by investment in the economy. The average price for ferrosilicon in 2020 was $1,165 per tonne (75% Si, CIF Japan), which was 1.7% lower than in 2019, according to TEX.

Freight costs

Spot charter rates were very weak for bulk carriers in the first half of 2020. The market experienced an unprecedented fall of the charter rates in this period of the year due to the lockdown measures to the global COVID-19 pandemic. Coal markets were severely hit by the collapse in energy demand. China’s V-shaped economic recovery, however, led to the early restocking of many commodities that stimulated bulker seaborne demand and supported freight rates which recovered mid-year when other economies started to rebound. June-July was the turning point although recovery was uneven and largely related to the subsequent waves of COVID-19 outbreaks and commercial and public-sector closures in moves to manage of the pandemic. This unstable recovery was then compounded by China’s coal import quota limits and China-Australia trade tensions. COVID-19 impact on trade and industry dominated the year with coal seaborne trade seeing the largest downtown. Rates across the dry bulk sector were all down. The average Capesize rate was $13,073 per day in 2020 compared to $18,024 per day in 2019. The average Supramax rate was $8,189 per day in 2020 compared to $9,948 per day in 2019. The average Panamax rate was $8,587 per day in 2020 compared to $11,111 per day in 2019. The average rate for Handysize vessels in 2020 was $6,037 per day compared to $7,188 per day in 2019.

COVID-19

Although the production levels of the group remained stable in 2020 and there was no significant impact of COVID-19 outbreak on our results of operations, further development of the situation with COVID-19 and related quarantine measures can have an impact on our results of operations. In particular, further COVID-19 outbreak may result in lower demand for our products, negatively impact our revenues and affect our results of operations. Furthermore, COVID-19 quarantine measures, including any import restrictions, may affect our ability to use the logistics infrastructure and deliver our products to the customers, which in turn may negatively affect our working capital due to prolonged delivery of our products, revenues and results of operations. In addition, further COVID-19 outbreak may result in inability of the group to receive goods and services from suppliers that we need for our day-to-day operations, which in turn may disrupt our production levels and have a material adverse effect on our revenue, as well as impact our working capital due to prolonged delivery of various supplies such as electrodes, refractory products, imported equipment and spare parts for imported equipment, which are routinely used in our operations.

Moreover, our operations could get disrupted if any of our employees test positive for COVID-19 after returning to office or the production plants. Particularly, we may be required to implement certain health measures that may affect operational performance of our production facilities, which in turn may have a material adverse effect on the production levels and our revenue. For more information, see “Item 3. Key Information — Risk Factors — COVID-19 Impact.”

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

Tax

Any changes in tax and tax liabilities can affect our results of operations and financial condition. However, we believe that we have paid or accrued all taxes that are applicable. Where uncertainty exists, we have accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. We accrued RUB 956 million, RUB 1,535 million and RUB 583 million of tax claims other than income tax that management believes are probable as of December 31, 2020, 2019 and 2018, respectively. In addition, income tax claims that management believes are probable were accrued. See note 19 to the consolidated financial statements.

Results of Operations

The following table sets forth our consolidated statement of profit (loss) data for the years ended December 31, 2020, 2019 and 2018.

	Year Ended December 31,
	2020		2019		2018
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In millions of Russian rubles, except for percentages)
Revenue from contracts with customers	265,454	100.0%	287,153	100.0%	303,795	100.0%
Cost of sales	(170,605)	(64.3%)	(183,086)	(63.8%)	(174,058)	(57.3%)

Gross profit	94,849	35.7%	104,067	36.2%	129,737	42.7%
Total selling, distribution and operating income and (expenses), net	(74,924)	(28.2%)	(69,867)	(24.3%)	(78,591)	(25.9%)

Operating profit	19,925	7.5%	34,200	11.9%	51,146	16.8%
Total other income and (expense), net	(57,550)	(21.7%)	(15,212)	(5.3%)	(27,596)	(9.1%)

(Loss) profit before tax from continuing operations	(37,625)	(14.2%)	18,988	6.6%	23,550	7.8%
Income tax expense	(2,528)	(1.0%)	(7,913)	(2.8%)	(2,653)	(0.9%)

(Loss) profit for the period from continuing operations	(40,153)	(15.2%)	11,075	3.9%	20,897	6.9%
Profit (loss) after tax for the period from discontinued operations, net	41,609	15.7%	(6,790)	(2.4%)	(7,361)	(2.4%)

Profit for the period	1,456	0.5%	4,285	1.5%	13,536	4.5%

Less: profit attributable to non-controlling interests	648	0.2%	1,876	0.7%	908	0.3%

Profit attributable to equity shareholders of Mechel PAO	808	0.3%	2,409	0.8%	12,628	4.2%

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenues

Consolidated revenues decreased by RUB 21,699 million, or 7.6%, to RUB 265,454 million in the year ended December 31, 2020 from RUB 287,153 million in the year ended December 31, 2019.

The sales decrease was mainly due to a decrease in sales prices of coking coal concentrate, anthracite and PCI in our mining segment.

The following table sets forth our net revenues by segment, including a breakdown by sales to third parties and other segments.

	Year Ended December 31,
Revenues by Segment	2020	2019
	(In millions of Russian rubles, except for percentages)
Mining segment
To third parties	70,881	83,517
To power segment	1,518	1,020
To steel segment	32,884	36,690

Total	105,283	121,227

Steel segment
To third parties	166,885	174,850
To power segment	3,993	4,249
To mining segment	2,633	1,819

Total	173,511	180,918

Power segment
To third parties	27,688	28,786
To steel segment	10,775	10,603
To mining segment	4,994	4,938

Total	43,457	44,327

Eliminations	56,797	59,319

Consolidated revenues	265,454	287,153

% from mining segment	26.7%	29.1%
% from steel segment	62.9%	60.9%
% from power segment	10.4%	10.0%

Mining segment

Our mining segment revenues decreased by RUB 15,944 million, or 13.2%, to RUB 105,283 million in the year ended December 31, 2020 from RUB 121,227 million in the year ended December 31, 2019.

Coking coal concentrate sales to third parties decreased by RUB 10,486 million, or 29.6%, to RUB 24,976 million in the year ended December 31, 2020 from RUB 35,462 million in the year ended December 31, 2019, as a result of a decrease in sales prices of RUB 10,243 million and a decrease in sales volumes of RUB 243 million. The average contract price in 2020 was $126 per tonne (FOB Australia), 32% lower than the average contract price in 2019, according to CRU. The spot price averaged $123 per tonne (FOB Australia) in 2020, which was 31% lower than the average spot price in 2019, according to CRU.

The volume of coking coal concentrate sold to third parties slightly decreased by 26 thousand tonnes, or 0.7%, to 3,961 thousand tonnes in the year ended December 31, 2020 from 3,987 thousand tonnes in the year ended December 31, 2019. The decrease in sales volumes of coking coal concentrate was mainly due to the decreased production of coking coal at Yakutugol.

The volume of coking coal concentrate sold to third parties decreased at Yakutugol and increased at Southern Kuzbass Coal Company. Yakutugol’s coking coal concentrate sales volumes decreased by 287 thousand tonnes, or 11.9%, to 2,132 thousand tonnes in the year ended December 31, 2020 from 2,419 thousand tonnes in the year ended December 31, 2019 due to reduction in coking coal concentrate yield. Southern Kuzbass Coal Company’s coking coal concentrate sales volumes increased by 261 thousand tonnes, or

16.5%, to 1,829 thousand tonnes in the year ended December 31, 2020 from 1,568 thousand tonnes in the year ended December 31, 2019 due to increase in production.

Coke sales to third parties decreased by RUB 2,473 million, or 16.3%, to RUB 12,723 million in the year ended December 31, 2020 from RUB 15,196 million in the year ended December 31, 2019, as a result of a decrease in sales prices of RUB 2,280 million and a decrease in sales volumes of RUB 193 million. The average coke price decreased from $323 per tonne (CFR Northern Europe) in 2019 to $239 per tonne (CFR Northern Europe) in 2020, according to CAMR. The average domestic coke price in 2020 was RUB 14,388 per tonne (including VAT, FCA basis), which was 17% lower than the average price in 2019, according to Metal Expert.

Coke supplied to the steel segment decreased by RUB 1,575 million, or 7.8%, to RUB 18,491 million in the year ended December 31, 2020 from RUB 20,066 million in the year ended December 31, 2019. The decrease was due to a decrease in sales prices of RUB 3,064 million that was partially offset by an increase in sales volumes of RUB 1,489 million. Coke sales volumes from Mechel Coke to Chelyabinsk Metallurgical Plant increased by 123 thousand tonnes, or 7.9%, to 1,689 thousand tonnes in the year ended December 31, 2020 from 1,566 thousand tonnes in the year ended December 31, 2019.

Chemical products sales to third parties decreased by RUB 714 million, or 25.7%, to RUB 2,060 million in the year ended December 31, 2020 from RUB 2,774 million in the year ended December 31, 2019, mainly as a result of a decrease in sales prices.

Anthracite and PCI sales to third parties increased by RUB 2,973 million, or 18.9%, to RUB 18,740 million in the year ended December 31, 2020 from RUB 15,767 million in the year ended December 31, 2019, as a result of an increase in sales volumes of RUB 7,548 million that was partially offset by a decrease in sales prices of RUB 4,575 million. The increase in sales volumes of anthracite and PCI was due to increase in coal extraction.

Steam coal sales to third parties decreased by RUB 1,818 million, or 35.6%, to RUB 3,289 million in the year ended December 31, 2020 from RUB 5,107 million in the year ended December 31, 2019, as a result of a decrease in sales volumes of RUB 1,012 million and a decrease in sales prices of RUB 806 million. The decrease in third-party sales volumes was due to a decrease in production. The average steam coal price in 2020 was $54 per tonne (5,500 NAR CFR China), 17% lower than the average price in 2019, according to CRU.

Steam coal supplied to the power segment increased by RUB 384 million, or 209.3%, to RUB 568 million in the year ended December 31, 2020 from RUB 184 million in the year ended December 31, 2019, as a result of an increase in sales volumes. Sales of steam coal to Southern Kuzbass Power Plant increased by 423 thousand tonnes, or 271.4%, to 579 thousand tonnes in the year ended December 31, 2020 from 156 thousand tonnes in the year ended December 31, 2019 due to steam coal production increase.

Sales of iron ore concentrate to third parties decreased by RUB 766 million, or 65.0%, to RUB 413 million in the year ended December 31, 2020 from RUB 1,179 million in the year ended December 31, 2019, as a result of a decrease in sales volumes of RUB 942 million that was partially offset by an increase in sales prices of RUB 176 million. The decrease in third-party sales volumes was due to a decrease in production. The average spot price in 2020 reached $109 per dry metric tonne (62% Fe, CFR China) which was 17% higher than the average price in 2019, according to MMI.

Supplies of iron ore concentrate to the steel segment decreased by RUB 2,085 million, or 14.7%, to RUB 12,084 million in the year ended December 31, 2020 from RUB 14,169 million in the year ended December 31, 2019, as a result of a decrease in sales volumes of RUB 1,459 million and a decrease in sales prices of RUB 626 million. Sales volumes decreased due to a decrease in production.

Excluding intersegment sales, export sales were stable at 79.9% of mining segment sales in the year ended December 31, 2020, compared to 78.5% in the year ended December 31, 2019.

Steel segment

Our steel segment revenues decreased by RUB 7,407 million, or 4.1%, to RUB 173,511 million in the year ended December 31, 2020 from RUB 180,918 million in the year ended December 31, 2019.

Semi-finished products sales increased by RUB 44 million, or 32.1%, to RUB 181 million in the year ended December 31, 2020 from RUB 137 million in the year ended December 31, 2019, as a result of an increase of RUB 169 million in sales volumes that was partially offset by a decrease of RUB 125 million in sales prices. The increase in third-party sales volumes was due to single sales to domestic customers as most of the produced volumes continued to be consumed within our steel segment. In 2020, the annual average domestic price for billets was RUB 33,518 per tonne (including VAT, FCA basis), 41.7% lower than the average domestic price in 2019.

Other long products sales increased by RUB 1,898 million, or 3.8%, to RUB 51,944 million in the year ended December 31, 2020 from RUB 50,046 million in the year ended December 31, 2019, as a result of an increase of RUB 1,745 million in sales volumes and RUB 153 million in sales prices. The sales volumes increased mainly due to increased production of high value-added products (rails, structural shapes). The increase in sales prices was due to an increase in contract prices on rails.

Other flat products sales increased by RUB 101 million, or 0.5%, to RUB 19,447 million in the year ended December 31, 2020 from RUB 19,346 million in the year ended December 31, 2019, as a result of an increase of RUB 427 million in sales volumes that was partially offset by a decrease of RUB 326 million in sales prices. The sales volumes increased mainly due to increased production resulting from equipment repairs in 2019. In 2020, the annual average price for flat steel products was RUB 49,597 per tonne (including VAT, FCA basis), 2.9% lower than the average price in 2019.

Wire sales decreased by RUB 1,053 million, or 6.0%, to RUB 16,365 million in the year ended December 31, 2020 from RUB 17,418 million in the year ended December 31, 2019, as a result of a decrease of RUB 206 million in sales volumes and RUB 847 million in sales prices. Sales volumes decreased mainly due to unfavorable market conditions. In 2020, the annual average domestic price for wire was RUB 39,419 per tonne, 5.5% lower than the average price in 2019.

Rebar sales decreased by RUB 603 million, or 1.4%, to RUB 41,665 million in the year ended December 31, 2020 from RUB 42,268 million in the year ended December 31, 2019, as a result of a decrease of RUB 930 million in sales volumes that was partially offset by an increase of RUB 327 million in sales prices. Sales volumes decreased due to a redirection of production in favor of high value-added products. In 2020, the annual average domestic price for rebar was RUB 32,646 per tonne, 0.7% higher than the average domestic price in 2019.

Steel pipes sales increased by RUB 99 million, or 3.0%, to RUB 3,380 million in the year ended December 31, 2020 from RUB 3,281 million in the year ended December 31, 2019, as a result of an increase of RUB 170 million in sales prices that was partially offset by a decrease of RUB 71 million in sales volumes.

Pig iron sales increased by RUB 185 million, or 243.4%, to RUB 261 million in the year ended December 31, 2020 from RUB 76 million in the year ended December 31, 2019, as a result of an increase of RUB 190 million in sales volumes that was slightly offset by a decrease of RUB 5 million in sales prices. Pig iron third-party sales volumes depend on consumption within our steel segment.

Stampings sales decreased by RUB 6,568 million, or 56.6%, to RUB 5,037 million in the year ended December 31, 2020 from RUB 11,605 million in the year ended December 31, 2019, as a result of a decrease of RUB 7,621 million in sales volumes that was partially offset by an increase of RUB 1,053 million in sales prices. The decrease in sales volumes was due to decreased demand for stampings from railcar manufacturing companies. The increase in sales prices was due to an increase in demand for alloy, stainless and heat-resistant stampings.

Ferrosilicon sales decreased by RUB 70 million, or 2.2%, to RUB 3,159 million in the year ended December 31, 2020 from RUB 3,229 million in the year ended December 31, 2019, as a result of a decrease of RUB 113 million in sales volumes that was partially offset by an increase of RUB 43 million in sales prices. The decrease in sales volumes was due to a decrease in production capacity as a result of furnaces repair at Bratsk Ferroalloy Plant.

Sales of non-core products and services decreased by RUB 1,642 million, or 31.8%, to RUB 3,518 million in the year ended December 31, 2020 from RUB 5,160 million in the year ended December 31, 2019, mainly due to a decrease in services in domestic market.

Excluding intersegment sales, export sales were 14.2% of steel segment sales in the year ended December 31, 2020, compared to 12.7% in the year ended December 31, 2019.

Power segment

Our power segment revenues decreased by RUB 870 million, or 2.0%, to RUB 43,457 million in the year ended December 31, 2020 from RUB 44,327 million in the year ended December 31, 2019, as a result of a decrease in sales volumes.

Electricity sales to third parties decreased by RUB 724 million, or 2.7%, to RUB 26,306 million in the year ended December 31, 2020 from RUB 27,030 million in the year ended December 31, 2019, as a result of a decrease of RUB 1,684 million in sales volumes, mainly due to the higher outside temperature resulting in a later start of the heating season, that was partially offset by an increase of RUB 960 million in sales prices.

Other revenue, which consists mostly of capacity and heat energy, decreased by RUB 373 million, or 21.2%, to RUB 1,383 million in the year ended December 31, 2020 from RUB 1,756 million in the year ended December 31, 2019.

Intersegment sales increased by RUB 228 million, or 1.5%, to RUB 15,769 million in the year ended December 31, 2020 from RUB 15,541 million in the year ended December 31, 2019, mainly as a result of an increase in electricity tariffs.

Cost of sales and gross profit

The consolidated cost of sales was 64.3% of consolidated revenues in the year ended December 31, 2020, as compared to 63.8% of consolidated revenues in the year ended December 31, 2019, resulting in a decrease in consolidated gross profit to 35.7% in the year ended December 31, 2020 from 36.2% for the year ended December 31, 2019. Cost of sales primarily consists of costs relating to raw materials (including products purchased for resale), direct payroll, depreciation, idle costs and energy. The table below sets forth cost of sales and gross profit by segment for the years ended December 31, 2020 and 2019, including as a percentage of segment revenues.

	Year Ended December 31, 2020		Year Ended December 31, 2019
Cost of Sales and Gross Profit by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In millions of Russian rubles, except for percentages)
Mining segment
Cost of sales	53,842	51.1%	57,547	47.5%
Gross profit	51,441	48.9%	63,680	52.5%
Steel segment
Cost of sales	143,480	82.7%	153,433	84.8%
Gross profit	30,030	17.3%	27,486	15.2%
Power segment
Cost of sales	29,368	67.6%	31,269	70.5%
Gross profit	14,089	32.4%	13,058	29.5%

Mining segment

Mining segment cost of sales decreased by RUB 3,705 million, or 6.4%, to RUB 53,842 million in the year ended December 31, 2020 from RUB 57,547 million in the year ended December 31, 2019, mainly due to a decrease in stripping costs at Yakutugol and a decrease in provision for inventories at net realizable value. The gross profit percentage decreased to 48.9% in the year ended December 31, 2020 compared to 52.5% in the year ended December 31, 2019, mainly due to a decrease in sales prices.

Coal production cash costs per tonne (see “— “Cash Costs per Tonne” Measure”) at Southern Kuzbass Coal Company decreased by RUB 270 per tonne, or 11.5%, to RUB 2,073 in the year ended December 31, 2020 from RUB 2,343 in the year ended December 31, 2019, mainly due to a decrease in share of fixed costs per tonne caused by production volumes increase.

Coal production cash costs at Yakutugol decreased by RUB 369 per tonne, or 13.9%, to RUB 2,293 in the year ended December 31, 2020 from RUB 2,662 in the year ended December 31, 2019, mainly due to a decrease in stripping costs.

Coke production cash costs decreased by 20.1% at Moscow Coke and Gas Plant and by 18.2% at Mechel Coke, mainly due to a decrease in coking coal concentrate purchase prices and a decrease in share of fixed costs per tonne caused by production volumes increase.

Iron ore production cash costs increased by 13.4% mainly due to an increase in share of fixed costs per tonne caused by production volumes decrease.

Steel segment

Steel segment cost of sales decreased by RUB 9,953 million, or 6.5%, to RUB 143,480 million in the year ended December 31, 2020 from RUB 153,433 million in the year ended December 31, 2019. Steel segment cost of sales was 82.7% of the segment’s revenues in the year ended December 31, 2020, as compared to 84.8% in the year ended December 31, 2019. The increase in gross profit percentage from 15.2% to 17.3% is explained by an increase in sales prices of high value-added products (rails, stampings) and a decrease in purchase prices of raw materials (coke, ferroalloys, electrodes).

Power segment

Power segment cost of sales decreased by RUB 1,901 million, or 6.1%, to RUB 29,368 million in the year ended December 31, 2020 from RUB 31,269 million in the year ended December 31, 2019, due to a decrease in volumes of purchased electricity. The power segment gross profit percentage increased to 32.4% in the year ended December 31, 2020 from 29.5% in the year ended December 31, 2019 mainly due to sales price increase.

“Cash Costs per Tonne” Measure

In this document, we present cash costs per tonne for coal, coke and iron ore production for each significant production facility of our mining segment. Cash costs per tonne is a performance indicator that is not defined according to IFRS or U.S. GAAP. Cash costs per tonne includes various production costs, such as raw materials, auxiliary materials, wages and social taxes of production personnel, electricity, gas and fuel costs, repairs and maintenance of production equipment, costs of mining works, mineral extraction tax and royalty payments, but excludes non-cash items such as depreciation and amortization and change in provision for inventories at net realizable value. We use this indicator to evaluate the performance of individual production subsidiaries and their respective ability to generate cash. Cash costs per tonne is a widely used performance indicator in the mining industry to evaluate the cost-effectiveness of mining operations. We believe that investors use this indicator in addition to the financial information prepared in accordance with IFRS to evaluate the performance of our companies. Consequently, this information must be considered supplementary and should not be regarded as a substitute for the performance indicators prepared in accordance with IFRS.

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2020 is presented below:

	In thousands of tonnes	Cash cost, in thousands of Russian rubles per tonne	In millions of Russian rubles
Coal — Southern Kuzbass Coal Company — sales to third parties	4,906	2.1	10,171
Coal — Southern Kuzbass Coal Company — intersegment sales	1,331	2.1	2,759
Coal — Yakutugol — sales to third parties	4,831	2.3	11,079
Coal — Yakutugol — intersegment sales	—	2.3	—
Iron ore — Korshunov Mining Plant — sales to third parties	39	2.9	111
Iron ore — Korshunov Mining Plant — intersegment sales	2,091	2.9	5,992
Coke — Moscow Coke and Gas Plant — sales to third parties(1)	693	9.2	6,370
Coke — Moscow Coke and Gas Plant — intersegment sales	—	9.2	—
Coke — Mechel Coke — sales to third parties(2)	240	6.2	1,501
Coke — Mechel Coke — intersegment sales	1,701	6.2	10,630
Depreciation and amortization			4,767
Change in provision for inventories at net realizable value			(474)
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			18
Stockholding year to year movements, costs of other products and services (coking products, washing services) and costs of other subsidiaries(3)			918

Total mining segment cost of sales			53,842

(1)

Cash costs per tonne for coke were reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was RUB 352, or 4%, at Moscow Coke and Gas Plant in the year ended December 31, 2020.

(2)

Cash costs per tonne for coke were reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was RUB 724, or 12%, at Mechel Coke in the year ended December 31, 2020.

(3)	Costs of other products and services were increased by the amount of by-products credits of RUB 681 million in the year ended December 31, 2020.

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2019 is presented below:

	In thousands of tonnes	Cash cost, in thousands of Russian rubles per tonne	In millions of Russian rubles
Coal — Southern Kuzbass Coal Company — sales to third parties	4,077	2.3	9,554
Coal — Southern Kuzbass Coal Company — intersegment sales	751	2.3	1,761
Coal — Yakutugol — sales to third parties	4,485	2.7	11,937
Coal — Yakutugol — intersegment sales	20	2.7	52
Iron ore — Korshunov Mining Plant — sales to third parties	193	2.5	487
Iron ore — Korshunov Mining Plant — intersegment sales	2,331	2.5	5,891
Coke — Moscow Coke and Gas Plant — sales to third parties(1)	639	11.5	7,350
Coke — Moscow Coke and Gas Plant — intersegment sales	2	11.5	28
Coke — Mechel Coke — sales to third parties(2)	306	7.6	2,339
Coke — Mechel Coke — intersegment sales	1,580	7.6	12,071
Depreciation and amortization			4,779
Change in provision for inventories at net realizable value			924
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			39
Stockholding year to year movements, costs of other products and services (coking products, washing services) and costs of other subsidiaries(3)			334

Total mining segment cost of sales			57,547

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

Selling, distribution and operating income and (expenses), net

Selling, distribution and operating income and (expenses), net increased by RUB 5,057 million, or 7.2%, to RUB 74,924 million in the year ended December 31, 2020 from RUB 69,867 million in the year ended December 31, 2019.

The following table sets forth selling, distribution and operating income and (expenses), net by segment for the years ended December 31, 2020 and 2019, including as a percentage of segment revenues.

	Year Ended December 31, 2020		Year Ended December 31, 2019
Selling, Distribution and Operating Income and (Expenses), Net by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In millions of Russian rubles, except for percentages)
Mining segment
Selling and distribution expenses	23,768	22.6%	23,295	19.2%
Impairment of goodwill and other non-current assets, net	3,829	3.6%	3,688	3.0%
(Reversal of provision) allowance for expected credit losses on financial assets	(14)	(0.0%)	43	0.0%
Taxes other than income taxes	2,517	2.4%	2,276	1.9%
Administrative and other operating expenses	7,451	7.1%	7,802	6.4%
Other operating income	(218)	(0.2%)	(199)	(0.2%)

Total	37,333	35.5%	36,905	30.4%

Steel segment
Selling and distribution expenses	14,702	8.5%	13,725	7.6%
Impairment of goodwill and other non-current assets, net	67	0.0%	(1,884)	(1.0%)
Allowance (reversal of provision) for expected credit losses on financial assets	106	0.1%	222	0.1%
Taxes other than income taxes	1,159	0.7%	1,215	0.7%
Administrative and other operating expenses	8,090	4.7%	7,494	4.1%
Other operating income	(614)	(0.4%)	(373)	(0.2%)

Total	23,510	13.5%	20,399	11.3%

Power segment
Selling and distribution expenses	11,524	26.5%	11,413	25.7%
Impairment of goodwill and other non-current assets, net	1	0.0%	—	0.0%
Allowance (reversal of provision) for expected credit losses on financial assets	57	0.1%	(31)	(0.1%)
Taxes other than income taxes	86	0.2%	105	0.2%
Administrative and other operating expenses	2,896	6.7%	273	0.6%
Other operating income	(167)	(0.4%)	(118)	(0.3%)

Total	14,397	33.1%	11,642	26.3%

Mining segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities. Such expenses increased by RUB 473 million, or 2.0%, to RUB 23,768 million in the year ended December 31, 2020 from RUB 23,295 million in the year ended December 31, 2019, mainly due to an increase in segment’s export sales volumes by 11% that was partially offset by a decrease in railway tariffs for transportation of certain mining segment products. As a percentage of mining segment revenues, selling and distribution expenses increased from 19.2% to 22.6%.

Impairment of goodwill and other non-current assets, net increased by RUB 141 million, or 3.8%, to RUB 3,829 million in the year ended December 31, 2020 from RUB 3,688 million in the year ended December 31, 2019. In 2020 and 2019, we recognized impairment of goodwill in relation to Yakutugol in the amount of RUB 3,324 million and RUB 3,139 million, respectively, due to coal prices decline in long-term forecast along with forthcoming depletion of Neryungrinsky Open Pit and impairment of property, plant and equipment relating to Korshunov Mining Plant in the amount of RUB 505 million and RUB 549 million, respectively, as the estimated future cash flows remain negative. See note 17 to the consolidated financial statements.

Allowance for expected credit losses on financial assets decreased by RUB 57 million, or 132.6%, resulting in a net gain from reversal of provision of RUB 14 million in the year ended December 31, 2020 as compared to a net loss from allowance of RUB 43 million in the year ended December 31, 2019, due to a decrease in overdue accounts receivable and cash repayments.

Taxes other than income taxes increased by RUB 241 million, or 10.6%, to RUB 2,517 million in the year ended December 31, 2020 from RUB 2,276 million in the year ended December 31, 2019.

Administrative and other operating expenses decreased by RUB 351 million, or 4.5%, to RUB 7,451 million in the year ended December 31, 2020 from RUB 7,802 million in the year ended December 31, 2019, mainly due to cost-cutting measures implemented by our management.

Other operating income increased insignificantly by RUB 19 million, or 9.5%, to RUB 218 million in the year ended December 31, 2020 from RUB 199 million in the year ended December 31, 2019.

Steel segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities. Such expenses increased by RUB 977 million, or 7.1%, to RUB 14,702 million in the year ended December 31, 2020 from RUB 13,725 million in the year ended December 31, 2019, mainly due to an increase in railway tariffs that was partially offset by a decrease in sales volumes of steel segment products. As a percentage of steel segment revenues, selling and distribution expenses increased to 8.5% in the year ended December 31, 2020 from 7.6% in the year ended December 31, 2019.

Impairment of goodwill and other non-current assets, net changed by RUB 1,951 million, or 103.6%, resulting in an impairment loss of RUB 67 million in the year ended December 31, 2020 as compared to an impairment gain from reversal of an impairment of RUB 1,884 million in the year ended December 31, 2019. In 2019, an impairment loss of non-current assets in the amount of RUB 2,611 million previously recognized at Izhstal was reversed due to a decrease in purchase prices for electrodes used as raw material for steel production in long-term forecast. In 2019, we also recognized additional impairment in relation to Bratsk Ferroalloy Plant of RUB 727 million due to ferrosilicon prices decline in long-term forecast.

Allowance for expected credit losses on financial assets decreased by RUB 116 million, or 52.3%, to RUB 106 million in the year ended December 31, 2020 from RUB 222 million in the year ended December 31, 2019, due to a decrease in overdue accounts receivable and cash repayments.

Taxes other than income taxes decreased by RUB 56 million, or 4.6%, to RUB 1,159 million in the year ended December 31, 2020 from RUB 1,215 million in the year ended December 31, 2019.

Administrative and other operating expenses increased by RUB 596 million, or 8.0%, to RUB 8,090 million in the year ended December 31, 2020 from RUB 7,494 million in the year ended December 31, 2019, mainly due to an increase in payroll and related social taxes and write-off of property, plant and equipment.

Other operating income increased by RUB 241 million, or 64.6%, to RUB 614 million in the year ended December 31, 2020 from RUB 373 million in the year ended December 31, 2019, mainly due to subsidies received from the governmental authorities to compensate losses of the European group companies caused by the COVID-19 pandemic.

Power segment

Selling and distribution expenses consisted almost entirely of electricity transmission costs incurred by Mechel Energo and Kuzbass Power Sales Company for the usage of the power grid to distribute electricity to end consumers. Such expenses increased by RUB 111 million, or 1.0%, to RUB 11,524 million in the year ended December 31, 2020 from RUB 11,413 million in the year ended December 31, 2019, due to an increase in transmission tariffs.

Other operating income increased by RUB 49 million, or 41.5%, to RUB 167 million in the year ended December 31, 2020 from RUB 118 million in the year ended December 31, 2019, mainly due to subsidies received from the governmental authorities as a compensation for operating activities (energy tariffs).

Operating profit

Operating profit decreased by RUB 14,275 million, or 41.7%, to RUB 19,925 million in the year ended December 31, 2020 from RUB 34,200 million in the year ended December 31, 2019. As a percentage of consolidated revenues, operating profit decreased to 7.5% in the year ended December 31, 2020 from 11.9% in the year ended December 31, 2019, mainly due to a decrease in consolidated gross profit, an increase in administrative, selling, distribution and other operating expenses and impairment of goodwill and other non-current assets.

The table below sets out operating profit (loss) by segment, including as a percentage of segment revenues.

	Year Ended December 31, 2020		Year Ended December 31, 2019
Operating Profit (Loss) by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In millions of Russian rubles, except for percentages)
Mining segment	14,108	13.4%	26,775	22.1%
Steel segment	6,520	3.8%	7,087	3.9%
Power segment	(308)	(0.7%)	1,416	3.2%
Elimination of intersegment unrealized profit(1)	(395)		(1,078)

Consolidated operating profit	19,925		34,200

(1)

Our management evaluates the performance of our segments before the elimination of unrealized profit in inventory balances of segments that was generated by the segments but not recognized as profit in our consolidated financial statements until the sale of such inventories to third parties. Therefore, we present our segments before such elimination, and such elimination is presented separately. The decrease in intersegment unrealized profit adjustment in the year ended December 31, 2020 as compared to the year ended December 31, 2019 was due to a decrease in gross profit of mining segment in 2020.

Mining segment

Mining segment operating profit decreased by RUB 12,667 million, or 47.3%, to RUB 14,108 million in the year ended December 31, 2020 from RUB 26,775 million in the year ended December 31, 2019. The operating profit margin decreased to 13.4% in the year ended December 31, 2020 from 22.1% in the year ended December 31, 2019, mainly due to a decrease in selling prices.

Steel segment

Steel segment operating profit decreased by RUB 567 million, or 8.0%, to RUB 6,520 million in the year ended December 31, 2020 from RUB 7,087 million in the year ended December 31, 2019. The operating profit margin decreased to 3.8% in the year ended December 31, 2020 from 3.9% in the year ended December 31, 2019, primarily due to an impairment loss recognized in the year ended December 31, 2020.

Power segment

Power segment operating profit (loss) changed by RUB 1,724 million, or 121.7%, to an operating loss of RUB 308 million in the year ended December 31, 2020 from an operating profit of RUB 1,416 million in the year ended December 31, 2019. The operating profit margin changed to negative 0.7% in the year ended December 31, 2020 from positive 3.2% in the year ended December 31, 2019, mainly due to accrual of provision for legal claims in the year ended December 31, 2020.

Other income and expense, net

Other income and expense, net consists of share of gain of an associate, finance income, finance costs, other income and other expenses and foreign exchange gain (loss). The table below sets forth these costs for the years ended December 31, 2020 and 2019, including as a percentage of revenues.

	Year Ended December 31, 2020		Year Ended December 31, 2019
Other Income and Expense, Net	Amount	% of Revenues	Amount	% of Revenues
	(In millions of Russian rubles, except for percentages)
Finance income	3,504	1.3%	590	0.2%
Finance costs	(25,145)	(9.5)%	(33,863)	(11.8)%
Foreign exchange gain (loss)	(36,388)	(13.7)%	18,288	6.4%
Share of gain of an associate	20	0.0%	28	0.0%
Other income	718	0.3%	228	0.1%
Other expenses	(259)	(0.1)%	(483)	(0.2)%

Total	(57,550)	(21.7)%	(15,212)	(5.3)%

Finance income increased by RUB 2,914 million, or 493.9%, to RUB 3,504 million in the year ended December 31, 2020 from RUB 590 million in the year ended December 31, 2019, due to an increase in gain recognized as a result of debt restructuring.

Finance costs decreased by RUB 8,718 million, or 25.7%, to RUB 25,145 million in the year ended December 31, 2020 from RUB 33,863 million in the year ended December 31, 2019, due to a decrease in interest rates and repayment of loans.

In the year ended December 31, 2020, we generated a foreign exchange loss of RUB 36,388 million compared to a foreign exchange gain of RUB 18,288 million in the year ended December 31, 2019, mainly due to depreciation of the Russian ruble against the U.S. dollar and euro.

Other income increased by RUB 490 million, or 214.9%, to RUB 718 million in the year ended December 31, 2020 from RUB 228 million in the year ended December 31, 2019, mainly due to reversal of unclaimed declared dividends to non-controlling interest upon expiration of limitation period.

Other expenses decreased by RUB 224 million, or 46.4%, to RUB 259 million in the year ended December 31, 2020 from RUB 483 million in the year ended December 31, 2019, mainly due to effect of sales and purchases of foreign currencies.

Income tax expense

Income tax expense decreased by RUB 5,385 million, or 68.1%, to RUB 2,528 million in the year ended December 31, 2020 from RUB 7,913 million in the year ended December 31, 2019. In 2020, our effective tax rate became negative and amounted to 6.1% as compared to a positive effective tax rate of 65.1% in 2019, which was primarily due to an increase in unrecognized deferred tax assets on accumulated tax losses generated by the consolidated group of taxpayers and a reversal of probable tax risks associated with the consolidated group of taxpayers for financial periods that are closed for the tax audits.

Net profit attributable to non-controlling interests

Net profit attributable to non-controlling interests decreased by RUB 1,228 million, or 65.5%, to RUB 648 million in the year ended December 31, 2020 from RUB 1,876 million in the year ended December 31, 2019, mainly due to a change in net profits in respective subsidiaries such as Chelyabinsk Metallurgical Plant, Korshunov Mining Plant, Southern Kuzbass Coal Company, Kuzbass Power Sales Company, Urals Stampings Plant and Izhstal.

Net profit attributable to equity holders of the parent

Net profit attributable to our equity holders decreased by RUB 1,601 million, or 66.5%, to RUB 808 million in the year ended December 31, 2020 from RUB 2,409 million in the year ended December 31, 2019, mainly due to a decrease in gross margin and effect of foreign exchange difference that was partially offset by profit from the disposal of the Elga coal complex.

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenues

Consolidated revenues decreased by RUB 16,642 million, or 5.5%, to RUB 287,153 million in the year ended December 31, 2019 from RUB 303,795 million in the year ended December 31, 2018.

The sales decrease was due to a decrease in sales prices across our major segments.

The following table sets forth our net revenues by segment, including a breakdown by sales to third parties and other segments.

	Year Ended December 31,
Revenues by Segment	2019	2018
	(In millions of Russian rubles, except for percentages)
Mining segment
To third parties	83,517	88,104
To power segment	1,020	1,030
To steel segment	36,690	36,519

Total	121,227	125,653

Steel segment
To third parties	174,850	187,918
To power segment	4,249	4,132
To mining segment	1,819	1,715

Total	180,918	193,765

Power segment
To third parties	28,786	27,773
To steel segment	10,603	10,829
To mining segment	4,938	4,642

Total	44,327	43,244

Eliminations	59,319	58,867

Consolidated revenues	287,153	303,795

% from mining segment	29.1%	29.0%
% from steel segment	60.9%	61.9%
% from power segment	10.0%	9.1%

Mining segment

Our mining segment revenues decreased by RUB 4,426 million, or 3.5%, to RUB 121,227 million in the year ended December 31, 2019 from RUB 125,653 million in the year ended December 31, 2018.

Coking coal concentrate sales to third parties decreased by RUB 4,536 million, or 11.3%, to RUB 35,462 million in the year ended December 31, 2019 from RUB 39,998 million in the year ended December 31, 2018, as a result of a decrease in sales prices of RUB 6,336 million that was offset by an increase in sales volumes of RUB 1,800 million. The average contract price in 2019 was $185 per tonne (FOB Australia), 10.6% lower than the average contract price in 2018, according to CRU. The spot price averaged $178 per tonne (FOB Australia) in 2019, which was 13.6% lower than the average spot price in 2018, according to CRU.

The volume of coking coal concentrate sold to third parties increased by 172 thousand tonnes, or 4.5%, to 3,988 thousand tonnes in the year ended December 31, 2019 from 3,816 thousand tonnes in the year ended December 31, 2018. The increase in sales volumes of coking coal concentrate was mainly due to the increased production of coking coal at Southern Kuzbass Coal Company.

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

Steam coal sales to third parties increased by RUB 254 million, or 5.2%, to RUB 5,107 million in the year ended December 31, 2019 from RUB 4,853 million in the year ended December 31, 2018, as a result of an increase in sales prices of RUB 568 million that was offset by a decrease in sales volumes of RUB 314 million.

The decrease in third-party sales volumes was mainly due to a redistribution of steam coals for increase in production of PCI. The increase in sales prices was mainly due to an increase in the average exchange rate of the U.S. dollar to the Russian ruble, despite the decrease in global prices for steam coal.

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

Excluding intersegment sales, export sales were stable at 78.5% of mining segment sales in the year ended December 31, 2019, compared to 77.1% in the year ended December 31, 2018.

Steel segment

Our steel segment revenues decreased by RUB 12,847 million, or 6.6%, to RUB 180,918 million in the year ended December 31, 2019 from RUB 193,765 million in the year ended December 31, 2018.

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

Rebar sales decreased by RUB 5,732 million, or 11.9%, to RUB 42,268 million in the year ended December 31, 2019 from RUB 48,000 million in the year ended December 31, 2018, as a result of a decrease of RUB 4,913 million in sales volumes and RUB 819 million in sales prices. Sales volumes decreased due to a redirection of production in favor of high value-added products. In 2019, the annual average domestic price for rebar was RUB 31,937 per tonne, 2.0% lower than the average domestic price in 2018.

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

Power segment

Our power segment revenues increased by RUB 1,083 million, or 2.5%, to RUB 44,327 million in the year ended December 31, 2019 from RUB 43,244 million in the year ended December 31, 2018.

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

Intersegment sales increased by RUB 70 million, or 0.4%, to RUB 15,541 million in the year ended December 31, 2019 from RUB 15,471 million in the year ended December 31, 2018, mainly as a result of an increase in electricity tariffs.

Cost of sales and gross profit

The consolidated cost of sales was 63.8% of consolidated revenues in the year ended December 31, 2019, as compared to 57.3% of consolidated revenues in the year ended December 31, 2018, resulting in a decrease in consolidated gross profit to 36.2% in the year ended December 31, 2019 from 42.7% for the year ended December 31, 2018. Cost of sales primarily consists of costs relating to raw materials (including products purchased for resale), direct payroll, depreciation and energy. The table below sets forth cost of sales and gross profit by segment for the years ended December 31, 2019 and 2018, including as a percentage of segment revenues.

	Year Ended December 31, 2019		Year Ended December 31, 2018
Cost of Sales and Gross Profit by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In millions of Russian rubles, except for percentages)
Mining segment
Cost of sales	57,547	47.5%	53,384	42.5%
Gross profit	63,680	52.5%	72,269	57.5%
Steel segment
Cost of sales	153,433	84.8%	149,349	77.1%
Gross profit	27,486	15.2%	44,416	22.9%
Power segment
Cost of sales	31,269	70.5%	30,807	71.2%
Gross profit	13,058	29.5%	12,438	28.8%

Mining segment

Mining segment cost of sales increased by RUB 4,163 million, or 7.8%, to RUB 57,547 million in the year ended December 31, 2019 from RUB 53,384 million in the year ended December 31, 2018. The gross profit percentage decreased to 52.5% in the year ended December 31, 2019 compared to 57.5% in the year ended December 31, 2018, mainly due to an increase in stripping costs and a decrease in sales prices.

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

Coke production cash costs decreased by 11.7% at Moscow Coke and Gas Plant mainly due to a decrease in coking coal concentrate purchase prices and a decrease in fixed costs share per tonne stimulated by production volumes increase.

Coke production cash costs increased by 2.7% at Mechel Coke, despite decrease in coking coal concentrate purchase prices, mainly due to an increase in fixed costs share per tonne stimulated by production volumes decrease.

Iron ore production cash costs decreased by 17.2% mainly due to a decrease in fixed costs share per tonne stimulated by production volumes increase.

Steel segment

Steel segment cost of sales increased by RUB 4,084 million, or 2.7%, to RUB 153,433 million in the year ended December 31, 2019 from RUB 149,349 million in the year ended December 31, 2018. Steel segment cost of sales was 84.8% of the segment’s revenues in the year ended December 31, 2019, as compared to 77.1% in the year ended December 31, 2018. The decrease in gross profit percentage from 22.9% to 15.2% is explained by a decrease in sales volumes for most of the segment’s products and an increase in costs per tonne sold as a result of purchase prices growth for raw materials (iron ore feed, including pellets).

Power segment

Power segment cost of sales increased by RUB 462 million, or 1.5%, to RUB 31,269 million in the year ended December 31, 2019 from RUB 30,807 million in the year ended December 31, 2018, due to an increase in electricity tariffs and sales volumes. The power segment gross profit percentage increased to 29.5% in the year ended December 31, 2019 from 28.8% in the year ended December 31, 2018 mainly due to sales price increase.

“Cash Costs per Tonne” Measure

In this document, we present cash costs per tonne for coal, coke and iron ore production for each significant production facility of our mining segment. Cash costs per tonne is a performance indicator that is not defined according to IFRS or U.S. GAAP. Cash costs per tonne includes various production costs, such as raw materials, auxiliary materials, wages and social taxes of production personnel, electricity, gas and fuel costs, repairs and maintenance of production equipment, costs of mining works, mineral extraction tax and royalty payments, but excludes non-cash items such as depreciation and amortization and change in provision for inventories at net realizable value. We use this indicator to evaluate the performance of individual production subsidiaries and their respective ability to generate cash. Cash costs per tonne is a widely used performance indicator in the mining industry to evaluate the cost-effectiveness of mining operations. We believe that investors use this indicator in addition to the financial information prepared in accordance with IFRS to evaluate the performance of our companies. Consequently, this information must be considered supplementary and should not be regarded as a substitute for the performance indicators prepared in accordance with IFRS.

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2019 is presented below:

	In thousands of tonnes	Cash cost, in thousands of Russian rubles per tonne	In millions of Russian rubles
Coal — Southern Kuzbass Coal Company — sales to third parties	4,077	2.3	9,554
Coal — Southern Kuzbass Coal Company — intersegment sales	751	2.3	1,761
Coal — Yakutugol — sales to third parties	4,485	2.7	11,937
Coal — Yakutugol — intersegment sales	20	2.7	52
Iron ore — Korshunov Mining Plant — sales to third parties	193	2.5	487
Iron ore — Korshunov Mining Plant — intersegment sales	2,331	2.5	5,891
Coke — Moscow Coke and Gas Plant — sales to third parties(1)	639	11.5	7,350
Coke — Moscow Coke and Gas Plant — intersegment sales	2	11.5	28
Coke — Mechel Coke — sales to third parties(2)	306	7.6	2,339
Coke — Mechel Coke — intersegment sales	1,580	7.6	12,071
Depreciation and amortization			4,779
Change in provision for inventories at net realizable value			924
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			39
Stockholding year to year movements, costs of other products and services (coking products, washing services) and costs of other subsidiaries(3)			334

Total mining segment cost of sales			57,547

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

(3)	Costs of other products and services were increased by the amount of by-products credits of RUB 914 million in the year ended December 31, 2019.

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2018 is presented below:

	In thousands of tonnes	Cash cost, in thousands of Russian rubles per tonne	In millions of Russian rubles
Coal — Southern Kuzbass Coal Company — sales to third parties	3,445	2.6	9,050
Coal — Southern Kuzbass Coal Company — intersegment sales	716	2.6	1,882
Coal — Yakutugol — sales to third parties	5,781	1.5	8,570
Coal — Yakutugol — intersegment sales	44	1.5	65
Iron ore — Korshunov Mining Plant — sales to third parties	140	3.1	427
Iron ore — Korshunov Mining Plant — intersegment sales	1,785	3.1	5,450
Coke — Moscow Coke and Gas Plant — sales to third parties(1)	497	13.0	6,485
Coke — Moscow Coke and Gas Plant — intersegment sales	0.2	13.0	2
Coke — Mechel Coke — sales to third parties(2)	199	7.4	1,481
Coke — Mechel Coke — intersegment sales	1,743	7.4	12,967
Depreciation and amortization			4,987
Change in provision for inventories at net realizable value			13
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			80
Stockholding year to year movements, costs of other products and services (coking products, washing services) and costs of other subsidiaries(3)			1,925

Total mining segment cost of sales			53,384

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

Selling, distribution and operating income and (expenses), net

Selling, distribution and operating income and (expenses), net decreased by RUB 8,724 million, or 11.1%, to RUB 69,867 million in the year ended December 31, 2019 from RUB 78,591 million in the year ended December 31, 2018, as a result of a decrease in impairment of goodwill and other non-current assets, net in the power and steel segments, as well as a decrease in administrative and other operating expenses in the power, steel and mining segments and a decrease in allowance for expected credit losses on financial assets in the power segment, which was partially offset by an increase in provision for fines and penalties related to the consolidated group of taxpayers of RUB 921 million, in the year ended December 31, 2019. As a percentage of consolidated revenues, selling, distribution and operating income and (expenses), net decreased to 24.3% in the year ended

December 31, 2019 from 25.9% in the year ended December 31, 2018. Our selling, distribution and operating income and (expenses), net consist primarily of selling and distribution expenses, impairment of goodwill and other non-current assets, net, allowance for expected credit losses on financial assets, taxes other than income taxes, administrative and other operating expenses and other operating income. The table below sets forth these costs by segment for the years ended December 31, 2019 and 2018, including as a percentage of segment revenues.

	Year Ended December 31, 2019		Year Ended December 31, 2018
Selling, Distribution and Operating Income and (Expenses), Net by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In millions of Russian rubles, except for percentages)
Mining segment
Selling and distribution expenses	23,295	19.2%	24,232	19.3%
Impairment of goodwill and other non-current assets, net	3,688	3.0%	3,684	2.9%
Allowance for expected credit losses on financial assets	43	0.0%	43	0.0%
Taxes other than income taxes	2,276	1.9%	2,134	1.7%
Administrative and other operating expenses	7,802	6.4%	8,592	6.8%
Other operating income	(199)	(0.2%)	(508)	(0.4%)

Total	36,905	30.4%	38,177	30.4%

Steel segment
Selling and distribution expenses	13,725	7.6%	14,134	7.3%
Impairment of goodwill and other non-current assets, net	(1,884)	(1.0%)	819	0.4%
Allowance for expected credit losses on financial assets	222	0.1%	161	0.1%
Taxes other than income taxes	1,215	0.7%	1,809	0.9%
Administrative and other operating expenses	7,494	4.1%	8,325	4.3%
Other operating income	(373)	(0.2%)	(646)	(0.3%)

Total	20,399	11.3%	24,602	12.7%

Power segment
Selling and distribution expenses	11,413	25.7%	11,385	26.3%
Impairment of goodwill and other non-current assets, net	—	0.0%	2,719	6.3%
Allowance for expected credit losses on financial assets	(31)	(0.1%)	736	1.7%
Taxes other than income taxes	105	0.2%	83	0.2%
Administrative and other operating expenses	273	0.6%	1,415	3.3%
Other operating income	(118)	(0.3%)	(527)	(1.2%)

Total	11,642	26.3%	15,811	36.6%

Mining segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities. Such expenses decreased by RUB 937 million, or 3.9%, to RUB 23,295 million in the year ended December 31, 2019 from RUB 24,232 million in the year ended December 31, 2018, mainly due to a decrease in sales volumes under CPT delivery terms. As a percentage of mining segment revenues, selling and distribution expenses decreased from 19.3% to 19.2%.

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

Taxes other than income taxes increased by RUB 142 million, or 6.7%, to RUB 2,276 million in the year ended December 31, 2019 from RUB 2,134 million in the year ended December 31, 2018.

Administrative and other operating expenses decreased by RUB 790 million, or 9.2%, to RUB 7,802 million in the year ended December 31, 2019 from RUB 8,592 million in the year ended December 31, 2018, mainly due to cost-cutting measures implemented by our management.

Other operating income decreased by RUB 309 million, or 60.8%, to RUB 199 million in the year ended December 31, 2019 from RUB 508 million in the year ended December 31, 2018, mainly due to a decrease in sales of scrap in 2019.

Steel segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities. Such expenses decreased by RUB 409 million, or 2.9%, to RUB 13,725 million in the year ended December 31, 2019 from RUB 14,134 million in the year ended December 31, 2018, mainly due to the overall decrease in sales volumes of steel segment products, including the share of export sales, that was partially offset by an increase in railway tariffs in 2019 as compared to 2018. As a percentage of steel segment revenues, selling and distribution expenses increased to 7.6% in the year ended December 31, 2019 from 7.3% in the year ended December 31, 2018.

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

Operating profit

Operating profit decreased by RUB 16,946 million, or 33.1%, to RUB 34,200 million in the year ended December 31, 2019 from RUB 51,146 million in the year ended December 31, 2018. As a percentage of consolidated revenues, operating profit decreased to 11.9% in the year ended December 31, 2019 from 16.8% in the year ended December 31, 2018, mainly due to a decrease in consolidated gross profit as explained above.

The table below sets out operating profit (loss) by segment, including as a percentage of segment revenues.

	Year Ended December 31, 2019		Year Ended December 31, 2018
Operating Profit (Loss) by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In millions of Russian rubles, except for percentages)
Mining segment	26,775	22.1%	34,091	27.1%
Steel segment	7,087	3.9%	19,814	10.2%
Power segment	1,416	3.2%	(3,374)	(7.8)%
Elimination of intersegment unrealized profit(1)	(1,078)		615

Consolidated operating profit	34,200		51,146

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

Mining segment

Mining segment operating profit decreased by RUB 7,316 million, or 21.5%, to RUB 26,775 million in the year ended December 31, 2019 from RUB 34,091 million in the year ended December 31, 2018. The operating profit margin decreased to 22.1% in the year ended December 31, 2019 from 27.1% in the year ended December 31, 2018, mainly due to an increase in cost of sales caused by the growth of stripping costs and a decrease in selling prices.

Steel segment

Steel segment operating profit decreased by RUB 12,727 million, or 64.2%, to RUB 7,087 million in the year ended December 31, 2019 from RUB 19,814 million in the year ended December 31, 2018. The operating profit margin decreased to 3.9% in the year ended December 31, 2019 from 10.2% in the year ended December 31, 2018, due to a decrease in sales volumes for most of the segment’s products and an increase in cost of sales.

Power segment

Power segment operating profit (loss) changed by RUB 4,790 million, or 142.0%, to an operating profit of RUB 1,416 million in the year ended December 31, 2019 from an operating loss of RUB 3,374 million in the year ended December 31, 2018. The operating profit margin changed to positive 3.2% in the year ended December 31, 2019 from negative 7.8% in the year ended December 31, 2018, mainly due to impairment of goodwill and property, plant and equipment at Southern Kuzbass Power Plant recognized in the year ended December 31, 2018 and reversal of provision for legal claims in the year ended December 31, 2019.

Other income and expense, net

Other income and expense, net consists of share of gain of an associate, finance income, finance costs, other income and other expenses and foreign exchange gain (loss). The table below sets forth these costs for the years ended December 31, 2019 and 2018, including as a percentage of revenues.

	Year Ended December 31, 2019		Year Ended December 31, 2018
Other Income and Expense, Net	Amount	% of Revenues	Amount	% of Revenues
	(In millions of Russian rubles, except for percentages)
Finance income	590	0.2%	33,943	11.2%
Finance costs	(33,863)	(11.8)%	(37,514)	(12.3)%
Foreign exchange gain (loss)	18,288	6.4%	(24,187)	(8.0)%
Share of gain of an associate	28	0.0%	10	0.0%
Other income	228	0.1%	498	0.2%
Other expenses	(483)	(0.2)%	(346)	(0.1)%

Total	(15,212)	(5.3)%	(27,596)	(9.0)%

Finance income decreased by RUB 33,353 million, or 98.3%, to RUB 590 million in the year ended December 31, 2019 from RUB 33,943 million in the year ended December 31, 2018, due to a decrease in gain recognized as a result of debt restructuring and refinancing.

Finance costs decreased by RUB 3,651 million, or 9.7%, to RUB 33,863 million in the year ended December 31, 2019 from RUB 37,514 million in the year ended December 31, 2018, due to a decrease in interest rates and repayment of loans in 2019.

In the year ended December 31, 2019, we generated a foreign exchange gain of RUB 18,288 million compared to a foreign exchange loss of RUB 24,187 million in the year ended December 31, 2018, mainly due to strengthening of the Russian ruble against the U.S. dollar and euro in 2019.

Other income decreased by RUB 270 million, or 54.2%, to RUB 228 million in the year ended December 31, 2019 from RUB 498 million in the year ended December 31, 2018, mainly due to a decrease in write-off of trade and other payables with expired legal term.

Other expenses increased by RUB 137 million, or 39.6%, to RUB 483 million in the year ended December 31, 2019 from RUB 346 million in the year ended December 31, 2018.

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

Net profit attributable to non-controlling interests

Net profit attributable to non-controlling interests increased by RUB 968 million, or 106.6%, to RUB 1,876 million in the year ended December 31, 2019 from RUB 908 million in the year ended December 31, 2018, mainly due to a change in net profits in respective subsidiaries such as Chelyabinsk Metallurgical Plant, Korshunov Mining Plant, Kuzbass Power Sales Company and Izhstal.

Net profit attributable to equity holders of the parent

Net profit attributable to our equity holders decreased by RUB 10,219 million, or 80.9%, to RUB 2,409 million in the year ended December 31, 2019 from RUB 12,628 million in the year ended December 31, 2018, mainly due to a decrease in finance income, gross margin and effect of foreign exchange difference.

Liquidity and Capital Resources

Capital requirements

We expect that our principal capital requirements in the near future will be for financing the repayment of maturing debt, interest payments and regular maintenance capital expenditures.

Our business is heavily dependent on machinery for the production of steel and steel products, as well as investments in our mining operations. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. We intend to focus our capital spending on the implementation of projects that we view as key to carrying out our business strategy and improve free cash flow. See “Item 4. Information on the Company — Capital Investment Program” for the objectives of our capital investment program and its details. Over the next three years, i.e., 2021-2023, we expect our overall capital expenditures to total approximately RUB 36.1 billion, approximately 65% of which will be in 2021-2022 and approximately 35% in 2023. We intend to finance our capital investments with cash flow from operations and external long-term financing sources.

Our total outstanding debt as of December 31, 2020 and 2019 was RUB 317,037 million and RUB 388,522 million, respectively. For a description of our loans and borrowings, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and note 10.1 to the consolidated financial statements.

In 2020 and 2019, we paid dividends on preferred shares of RUB 291.9 million and RUB 1,514.8 million, respectively. In each case, we could not pay insignificant amounts of dividends to those shareholders who did not provide us with their bank account details and/or due to the restriction of shareholders’ rights to receive dividends in certain cases provided for by Russian law. See “Item 8. Financial Information — Dividend Distribution Policy” for a description of our dividend policy.

Capital resources

Our strategy is based on extracting the maximum value from our existing core assets. We currently intend to concentrate on efficiency improvements and modernization of the business lines, which we expect will increase the business’ overall profitability.

Historically, our major sources of cash have been cash generated from operations, bank loans and public debt, and we expect these sources will continue to be our principal sources of cash in the future. We do not use off-balance sheet financing arrangements.

The table below summarizes our cash flows for the periods indicated.

	Year Ended December 31,
	2020	2019	2018
	(In millions of Russian rubles)
Net cash provided by operating activities	37,949	57,658	68,118
Net cash provided by (used in) investing activities	84,383	(5,921)	(5,647)
Net cash used in financing activities	(126,104)	(48,357)	(63,286)

Net cash provided by operating activities was RUB 37,949 million (including RUB 1,102 million related to discontinued operations) in the year ended December 31, 2020 as compared to RUB 57,658 million (including RUB 2,668 million related to discontinued operations) in the year ended December 31, 2019 and RUB 68,118 million (including RUB 4,541 million related to discontinued operations) in the year ended December 31, 2018. The operating cash inflows were derived from payments received from sales of our mining, steel and power products, reduced by cash disbursements for direct labor, raw materials and parts, selling, distribution and operating income and (expenses), net and income taxes.

Net cash from operating activities before changes in working capital items was RUB 39,565 million in the year ended December 31, 2020. Income taxes paid amounted to RUB 1,335 million. Below we analyze major changes in working capital items which in the aggregate accounted for RUB 281 million in cash used in operating activities, resulting in net cash provided by operating activities of RUB 37,949 million.

Working capital items accretive to operating cash flows:

•	an increase in accounts payable of RUB 1,137 million of Chelyabinsk Metallurgical Plant, Mechel Coke, Southern Kuzbass Coal Company and Mechel Energo;

•	an increase in advances received of RUB 995 million of Mechel Service, Chelyabinsk Metallurgical Plant and Izhstal; and

•	an increase in accrued taxes and other liabilities of RUB 4,580 million.

Working capital items reducing operating cash flows:

•

an increase in inventories of RUB 5,283 million mainly due to an increase in work in progress, finished goods and goods for resale of Chelyabinsk Metallurgical Plant, Southern Kuzbass Coal Company, Bratsk Ferroalloy Plant and Mechel Service Stahlhandel Austria GmbH;

•	an increase in other assets of RUB 1,474 million primarily due to an increase in advances paid mainly by Mechel Carbon, Chelyabinsk Metallurgical Plant, Mecheltrans and Mechel Service; and

•	an increase in accounts receivable of RUB 236 million due to a decrease in turnover of accounts receivable.

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

Working capital items accretive to operating cash flows:

•	a decrease in accounts receivable of RUB 1,546 million due to an increase in turnover of accounts receivable;

•	an increase in accounts payable of RUB 4,037 million of Southern Kuzbass Coal Company, Mechel Materials, Yakutugol, Mechel Coke, Mechel Energo and Chelyabinsk Metallurgical Plant;

•	an increase in advances received of RUB 650 million of Chelyabinsk Metallurgical Plant, Mechel Service and Mechel Carbon;

•	an increase in accrued taxes and other liabilities of RUB 5,151 million; and

•	a decrease in other assets of RUB 1,238 million primarily due to a decrease in advances paid mainly by Mechel Carbon, Mecheltrans and Yakutugol.

Working capital items reducing operating cash flows:

•	an increase in inventories of RUB 1,511 million mainly due to an increase in finished goods of Southern Kuzbass Coal Company, Yakutugol and Mechel Coke.

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

Working capital items accretive to operating cash flows:

•	a decrease in accounts receivable of RUB 1,354 million due to the increase in turnover of accounts receivable;

•	an increase in accounts payable of RUB 4,150 million of Yakutugol, Southern Kuzbass Coal Company, Elgaugol OOO and Mecheltrans;

•	an increase in advances received of RUB 485 million of Urals Stampings Plant; and

•	an increase in accrued taxes and other liabilities of RUB 683 million.

Working capital items reducing operating cash flows:

•

an increase in inventories of RUB 7,858 million mainly due to an increase in work in progress, finished goods and goods for resale of Chelyabinsk Metallurgical Plant, Yakutugol, Elgaugol OOO, Southern Kuzbass Coal Company and Mechel Carbon as of December 31, 2018. The main reason for the change was increase in coal production at Elgaugol OOO and growth of the cost price of raw materials and semi-finished goods in steel and mining segments; and

•	an increase in other assets of RUB 851 million primarily due to an increase in advances paid mainly by Mecheltrans, Yakutugol and Mechel Carbon.

Net cash provided by investing activities was RUB 84,383 million (including net cash used in investing activities in the amount of RUB 182 million related to discontinued operations) in the year ended December 31, 2020 as compared to net cash used in investing activities in the amount of RUB 5,921 million (including RUB 867 million related to discontinued operations) in the year ended December 31, 2019 and RUB 5,647 million (including RUB 1,438 million related to discontinued operations) in the year ended December 31, 2018. Substantially all of the cash provided by investing activities in the year ended December 31, 2020 related to proceeds from disposal of the discontinued operations (net of cash disposed) in the amount of RUB 88,979 million. All of the cash used in investing activities in the years ended December 31, 2020, 2019 and 2018 related to capital expenditures. Capital expenditures relating to purchases of property, plant and equipment and interest paid, capitalized amounted to RUB 4,883 million, RUB 6,538 million and RUB 5,912 million in the years ended December 31, 2020, 2019 and 2018, respectively. Cash provided by investing activities related to disposal of businesses and investments amounted to RUB nil, RUB 17 million and RUB 3 million in the years ended December 31, 2020, 2019 and 2018, respectively. Proceeds from loans issued and other investments amounted to RUB 39 million, RUB 313 million and RUB 9 million in the years ended December 31, 2020, 2019 and 2018, respectively.

Net cash used in financing activities was RUB 126,104 million (including RUB 906 million related to discontinued operations) in the year ended December 31, 2020 as compared to RUB 48,357 million (including RUB 1,800 million related to discontinued operations) in the year ended December 31, 2019 and RUB 63,286 million (including RUB 3,305 million related to discontinued operations) in the year ended December 31, 2018. Expenditures related to deferred consideration payments amounted to RUB 508 million, RUB 702 million and RUB 4,597 million in the years ended December 31, 2020, 2019 and 2018, respectively. Debt proceeds amounted to RUB 77,367 million and we repaid debt of RUB 176,883 million in the year ended December 31, 2020 as compared to debt proceeds of RUB 7,599 million and repayment of debt of RUB 20,772 million in the year ended December 31, 2019 and debt proceeds of RUB 76,504 million and repayment of debt of RUB 97,269 million in the year ended December 31, 2018.

Liquidity

We had cash and cash equivalents of RUB 1,706 million and RUB 3,509 million as of December 31, 2020 and 2019, respectively. Our cash and cash equivalents were held in rubles (49.8% and 48.7% as of December 31, 2020 and 2019, respectively), U.S. dollars (20.6% and 30.4% as of December 31, 2020 and 2019, respectively), euros (24.3% and 18.2% as of December 31, 2020 and 2019, respectively) and other currencies.

The unused portion under the group’s credit facilities, except for revolving credit lines and overdrafts, as of December 31, 2020 and 2019 was RUB 653 million and RUB 514 million, respectively. In 2010-2020, we signed revolving credit agreements and overdrafts for working capital financing up to RUB 7,832 million with several banks. The unused portion under the group’s revolving credit lines and overdrafts was RUB 3,981 million and RUB 2,839 million as of December 31, 2020 and 2019, respectively. Revolving credit lines allow the group to draw down, repay and re-draw funds within the availability limits. These borrowings bear interest at 1.3-6.9% per annum. As of December 31, 2020 and 2019, the group’s credit facilities provided aggregated borrowing capacity of RUB 317,690 million (of which RUB 66,169 million is repayable during 2021 and RUB 248,667 million represented long-term debt that was reclassified as short-term liabilities as of that date because of covenant violations) and RUB 389,036 million, respectively. The group’s borrowings under these credit facilities (except for special-purpose borrowings such as syndicated loan for refinancing of pre-export facilities, factoring and overdraft facilities) carried a weighted average interest rate of approximately 7.1% and 8.6% as of December 31, 2020 and 2019, respectively. See “— Restrictive Covenants” for further information about our covenant violations.

The following table summarizes our liquidity as of December 31, 2020 and 2019.

	Year Ended December 31,
Estimated Liquidity	2020	2019
	(In millions of Russian rubles)
Cash and cash equivalents, including restricted cash of RUB 284 million and RUB 147 million as of December 31, 2020 and 2019, respectively	1,706	3,509
Amounts available under credit facilities	653	514
Amounts available under revolving credit lines and overdrafts	3,981	2,839

Total estimated liquidity	6,340	6,862

Short-term debt (short-term borrowings and current portion of long-term debt) decreased by RUB 66,481 million, or 17.4%, to RUB 314,836 million as of December 31, 2020 from RUB 381,317 million as of December 31, 2019, as a result of partial repayment of current debt and repayment of VTB Bank and Gazprombank loans as a result of the disposal of the Elga coal complex. The decrease in short-term debt was partially offset by weakening of the ruble against the U.S. dollar.

Long-term debt net of current portion decreased by RUB 5,004 million, or 69.5%, to RUB 2,201 million as of December 31, 2020 from RUB 7,205 million as of December 31, 2019. The decrease was primary attributable to effect of discontinued operations as a result of the disposal of the Elga coal complex, as well as due to redemption of the long-term bonds.

Our working capital remained negative but the deficit during the year decreased by RUB 62,920 million, or 16.0%, to RUB 330,487 million as of December 31, 2020 from RUB 393,407 million as of December 31, 2019. The main reason for decrease in working capital deficit was reduction of financial indebtedness as a result of the disposal of the Elga coal complex and repayment of our debts.

Comparison of our results for the year ended December 31, 2019 with the year ended December 31, 2018 can be found in Item 5 of our annual report on Form 20-F for the year ended December 31, 2019. There were no changes in our results for the years ended December 31, 2018 and 2019 due to discontinued operations.

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

VTB Bank restructuring became effective in October 2015. Gazprombank restructuring became partially effective in the first quarter of 2016 after conversion of the U.S. dollar-denominated credit facilities into Russian rubles. Restructuring under all facilities with Gazprombank became effective in June 2016 after obtaining approval on the suretyship provision by Mechel at our general shareholders’ meeting. Restructuring agreements with Sberbank came into effect upon signing. In April 2016, Southern Kuzbass Coal Company’s debt was assigned from Sberbank to Gazprombank in the amount of RUB 31.5 billion ($423.1 million or RUB 28.4 billion at the CBR exchange rate on April 12, 2016 and RUB 3.1 billion).

In April 2016, we signed option agreements with Gazprombank providing the bank with an option to acquire a 49% stake in the Elga coal complex for a total consideration of RUB 34.3 billion. According to these agreements, in June 2016, we sold to Gazprombank a 49% stake in Elgaugol OOO, the owner of the subsoil license for the Elga coal deposit, a 49% stake in Elga-road OOO, the owner of the Ulak-Elga rail line which had been contributed to the registered capital of this newly established company in March 2016, and a 49% stake in MecheltransVostok OOO, the rail line’s transport operator (collectively, the “target companies”). All proceeds from the sale of these stakes were used for repayment of our debt to Gazprombank, Sberbank and Sberbank Leasing AO. Gazprombank had a put option to sell its stakes (in full or in part) in the Elga coal complex within three years following a five-year period or in case of a breach of conditions stipulated by such agreement. Put options were signed by Yakutugol and Mecheltrans (sellers of the stakes in the target companies) and guaranteed by Mechel Mining and Southern Kuzbass Coal Company. Gazprombank also had a call option to buy out the remaining stakes owned by us in the target companies if we fail to perform our obligations under the put options. A 1.99% stake in each of the target companies was pledged in favor of Gazprombank as a security for the call option. In April 2020, the pledge and option agreements terminated due to disposal of the Elga coal complex.

In December 2016, we signed the last set of the agreements with VTB Bank related to the first debt restructuring which provided for extension of maturity of our credit lines until April 2022. In April 2017, Gazprombank, VTB Bank and Sberbank confirmed the restructuring terms, including an extension of the repayment grace period until 2020 and the final maturity until 2022, interest rate of the CBR key rate plus 1.5%

per year for ruble-denominated credit facilities and 3M LIBOR plus 7% per year for U.S. dollar-denominated credit facilities, and partial capitalization of interest payments.

In July 2018, we signed a new euro-denominated loan agreement with VTB Bank to refinance the pre-export credit facilities with a syndicate of banks. As of December 31, 2018, we refinanced 99.99% of the pre-export facilities by using funds attracted under the new loan. In January 2019, the pre-export facilities were fully refinanced.

In November 2019, Sberbank assigned our debt and related security to VTB Bank.

In the second half of 2019, we initiated new discussions related to restructuring of our debt with our major Russian lenders, such as VTB Bank and Gazprombank, because we did not have sufficient funds to make full debt repayment during the period of 2020-2022, which was agreed in the course of previous restructuring. The principal terms of the second restructuring included disposal of the Elga coal complex, use of proceeds from disposal for partial repayment of indebtedness and deleveraging, as well as further extension of debt maturities.

In April 2020, we entered into a sale and purchase agreement related to disposal of 50.9990202673% stake in Elgaugol OOO, a 51% stake in Elga-road OOO and a 51% stake in MecheltransVostok OOO. All of these assets were sold for a consideration of RUB 89 billion used for repayment of debt principal to VTB Bank and Gazprombank in proportion to their shares in our debt portfolio. In the course of sale of the Elga coal complex, we also disposed of the indebtedness of Elgaugol OOO owed to Vnesheconombank in the amount of $107 million.

In May 2020, new facility and security documents with VTB Bank and Gazprombank setting out the new debt restructuring terms entered into force. Currently, the new financing terms provide for repayment of debt during the period of 2020-2027 with an option for further extension of maturity for another three years, if certain conditions are met. We were able to update the covenants, retain the same interest rates for ruble-denominated facilities and security packages with respect to all of the facilities with our major Russian lenders. Furthermore, we also agreed the refinancing of the VTB Bank’s U.S. dollar-denominated facilities issued to Southern Kuzbass Coal Company. Following disbursement of a new loan in February 2021, the interest rate was reduced from 3M LIBOR plus 7% to 1M LIBOR plus 5.6% per year. See “— Description of Certain Indebtedness” and “Item 10. Additional Information — Material Contracts.”

We continue to discuss financial restructuring options with international lenders under certain our export credit facility agreements.

Outlook for 2021

Our objective is to ensure that our group meets its liquidity requirements and payment obligations to creditors, continues capital expenditures, services its debt and continues as a going concern.

We plan to provide sufficient funding to conduct operating activities, implement our capital investment program, service the restructured debt in full to all creditors under the new repayment schedules and restructure the remaining non-restructured part of the indebtedness with certain ECA-lenders.

Although we have a negative working capital, we believe that cash generated from operations will be sufficient to meet our capital expenditures and scheduled debt payments in 2021. In particular, the group intends to repay its Russian ruble bonds in the principal amount of RUB 2.4 billion maturing in 2021. Furthermore, we believe that we have the ability in deferring our non-critical capital expenditures and in managing our working capital to provide further financial flexibility as needed.

We believe we will not be able to obtain significant new borrowings in the near future.

Debt Financings in 2021

We have not entered into new significant debt financing as of the date hereof. For developments relating to existing financing, see “— Restructuring of financial indebtedness,” “— Description of Certain Indebtedness,” “— Russian bonds” and “Item 10. Additional Information — Material Contracts.”

Debt Financings in 2020

In April 2020, we entered into new facility agreement with VTB Bank for a total amount of up to $327.0 million to refinance U.S. dollar-denominated credit facilities of Southern Kuzbass Coal Company. In February 2021, we drew down $249.6 million resulting in full repayment of previously received facilities. See “— Description of Certain Indebtedness.”

In April 2020, Chelyabinsk Metallurgical Plant signed an amendment to its syndicated credit facility agreement with VTB Bank and VTB Bank (Europe) SE to restructure debt in a total amount of €896.7 million, providing for extension of the repayment grace period until May 2022 and final maturity until March 2027, as well as issuance of two additional ruble-denominated tranches to refinance existing indebtedness with VTB Bank and to repurchase shares from shareholders of Mechel and Chelyabinsk Metallurgical Plant. See “Item 10. Additional Information — Material Contracts.”

In April 2020, we used RUB 51.1 billion out of the proceeds from the disposal of the Elga coal complex for repayment of debt under a number of facilities entered into between our subsidiaries Chelyabinsk Metallurgical Plant, Southern Kuzbass Coal Company, Yakutugol, Mechel Trading and VTB Bank. The remaining ruble-denominated facilities of Chelyabinsk Metallurgical Plant, Southern Kuzbass Coal Company and Mechel were repaid with the proceeds from a RUB 58.5 billion tranche provided by VTB Bank in October 2020 under the Chelyabinsk Metallurgical Plant’s syndicated loan.

In April 2020, following the repayment to Gazprombank of Yakutugol’s facilities in the amount of approximately RUB 37.9 billion with use of proceeds from the disposal of the Elga coal complex, we extended our existing loans with Gazprombank in the total amount of approximately RUB 100.7 billion for a period of seven years with an option for further extension of maturity for three years, if certain conditions are met.

Debt Financings in 2019

In November 2019, Sberbank assigned the debt totaling approximately RUB 27.2 billion and $340.9 million under the credit facilities with Chelyabinsk Metallurgical Plant, Southern Kuzbass Coal Company and Bratsk Ferroalloy Plant to VTB Bank. The penalties in the total amount of approximately RUB 182.2 million and $6.0 million under the above credit facilities remained with Sberbank to be paid on April 10, 2022. The Bratsk Ferroalloy Plant’s credit facility was fully repaid in January 2020.

Debt Financings in 2018

In July 2018, Chelyabinsk Metallurgical Plant entered into a syndicated credit facility agreement with VTB Bank and VTB Bank (Europe) SE for a total amount of up to €950.0 million to refinance the Yakutugol and Southern Kuzbass Coal Company pre-export facilities. The loan was restructured in April 2020.

Restrictive Covenants

Almost all of our loan agreements contain a number of covenants and restrictions. Such covenants and restrictions include, but are not limited to, financial ratios, various limitations, as well as acceleration and cross-default provisions. Unless a breach is remedied or a waiver is obtained, a breach of such covenants and restrictions generally permits lenders to demand accelerated repayment of principal and interest under their respective loan agreements. In addition, in the event of a payment default or the violation of certain other covenants and restrictions, creditors under other loan agreements can demand accelerated repayment of principal and interest under such other loan agreements pursuant to the cross-default provisions in such other agreements. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Our creditors had accelerated and in the future may accelerate amounts due under our loan agreements due to our failure to comply with our payment and other obligations,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We may fail to comply with the terms of the restructured indebtedness or be unable to restructure all of our indebtedness in the future” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We have a substantial amount of outstanding indebtedness with restrictive financial covenants and most shares and assets in our subsidiaries are pledged.”

The table below sets out restrictive financial covenants we were required to comply with under our most significant loan agreements with Russian state banks as of December 31, 2020.

Restrictive Covenant	Requirement	Actual as of December 31, 2020
Mechel’s Net Debt(1) to EBITDA ratio	Shall not exceed 6.0:1	8.05:1
Mechel’s Total Debt to EBITDA ratio	Shall not exceed 6.0:1	8.08:1
Mechel’s EBITDA(2) to Net Interest Expense ratio	Shall not be less than 2.0:1	1.67:1
Mechel’s EBITDA to Consolidated Financial Expense ratio	Shall not be less than 2.0:1	1.64:1
Mechel’s Cash flow from operating activities to EBITDA ratio	Shall not be less than 0.80:1	0.90:1
Mechel’s EBITDA to Revenue ratio	Shall not be less than 0.15:1	0.15:1

(1)

Net Debt and Total Debt are calculated according to the respective definitions set by the loan agreements. Generally, Total Debt includes outstanding loans, lease, bonds and other financial liability balances; Net Debt is equal to Total Debt less cash and cash equivalents.

(2)	EBITDA is calculated according to the respective definitions set by the loan agreements and may differ from the disclosed Consolidated Adjusted EBITDA.

As of December 31, 2020, we were not in compliance with major financial covenants contained in the group’s loan agreements with Russian state banks, except for the Cash flow from operating activities to EBITDA ratio and EBITDA to Revenue ratio which were not breached. As of the date hereof, we have not obtained the required waivers with respect to the breaches of the major financial covenants.

Our loan agreements with Russian state banks contain a number of non-financial covenants, including but not limited to restrictions on new debt, intra-group loans, new guarantees and/or security, maximum level of indebtedness in respect of various payment obligations, minimum level of net assets, maximum allowed level of legal claims, various information and certain other covenants. The covenants also include restrictions on the payment of dividends on our common and preferred shares, and limitations on the amounts that can be spent for capital expenditures, new investments and acquisitions.

As of December 31, 2020, we were in breach of several non-financial covenants under the group’s loan agreements with Russian state banks. Such covenant breaches include, among others, non-payment of principal and interest under export credit facility agreements, the breach of minimum level of net assets and the existence of overdue accounts payable. We have requested the relevant lenders to waive certain breaches of the non-financial covenants.

As of December 31, 2020, we failed to pay scheduled principal and interest amounts and we were in breach of most financial and non-financial covenants under the group’s non-restructured loan agreements with ECA-lenders. In particular, financial covenants we were not in compliance with include the Net Borrowings to EBITDA ratio and the EBITDA to Net Interest Expense ratio, as well as the targeted amount of Adjusted

Shareholder Equity. We have not remedied or obtained the necessary waivers with respect to the failure to pay amounts due and the breaches of the financial and non-financial covenants under the respective loan agreements.

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

The failure to pay amounts due, the non-compliance with financial and non-financial covenants and the triggering of the cross-default provisions resulted in the reclassification of our group’s long-term debt into short-term liabilities in the amount of RUB 248,667 million as of December 31, 2020.

For a description of the existing payment defaults, breaches of covenants and restrictions, see “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

Our ability to meet the debt covenants has been estimated on the basis of our short-term budgets and long-term projection (the “Projection”) of the company. The Projection combines production plans by entities, key products and cost items, price dynamics, maintenance and project capital investment program, loans portfolio and repayment schedule and other budgeted and projected items. It includes income and cash flow statements on consolidated level which is being used for purposes of debt covenants calculation. The Projection is prepared using assumptions that comparable market participants would use.

To forecast key product prices, exchange rates dynamics and inflation rates we use a wide variety of sources including the following institutions: Ministry of Economic Development of the Russian Federation, leading investment banks, CRU, Metal Expert, MMI, Oxford Economics, Consensus Economics, etc. along with our own estimates.

As of December 31, 2020, we projected the following financial covenant ratios for the forthcoming six-month and 12-month periods, which we are required to comply with under our most significant loan agreements:

Restrictive Covenant	Requirement	Projection as of June 30, 2021	Projection as of December 31, 2021
Mechel’s Net Debt to EBITDA ratio	Shall not exceed 6.0:1	6.95:1	6.06:1
Mechel’s Total Debt to EBITDA ratio	Shall not exceed 6.0:1	6.95:1	6.06:1
Mechel’s EBITDA to Net Interest Expense ratio	Shall not be less than 2.0:1	2.20:1	2.78:1
Mechel’s EBITDA to Consolidated Financial Expense ratio	Shall not be less than 2.0:1	2.20:1	2.78:1
Mechel’s Cash flow from operating activities to EBITDA ratio	Shall not be less than 0.80:1	0.72:1	0.73:1
Mechel’s EBITDA to Revenue ratio	Shall not be less than 0.15:1	0.15:1	0.16:1

The significant assumptions underlying our debt covenant determination are projected product prices, sales volumes, cost dynamics, inflation rates and discount rates. Some of these assumptions may deviate from our historical results primarily due to the market upturns in recent months. All these material assumptions are based on our projections and are subject to risk and uncertainty. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Our creditors had accelerated and in the future may accelerate amounts due under our loan agreements due to our failure to comply with our payment and other obligations.”

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

Credit Facility Agreement for Southern Kuzbass Coal Company from Gazprombank

General

In April 2020, Southern Kuzbass Coal Company entered into an amendment to its credit facility agreement with Gazprombank to restructure debt in the amount of RUB 16.0 billion initially provided in April 2012 for the purposes of funding operations and refinancing of the short-term debt. The restructuring became effective on May 7, 2020.

Interest rate and interest period

Interest is payable monthly at the CBR key rate plus 1.5% per year. The lender may increase the interest rate by 1% per year if the borrower fails to meet certain obligations under the credit facility.

Repayment and prepayments

The credit facility is repayable in monthly installments starting from May 20, 2020. The final maturity date is March 20, 2027. Final maturity may be further extended up to March 20, 2030, subject to fulfillment of certain conditions. The borrower may prepay the loan in full or in part with a 30-day prior notice to the lender.

Guarantee

The borrower’s obligations are guaranteed by Mechel, Mechel Mining, Mechel Carbon, Yakutugol, Korshunov Mining Plant, Urals Stampings Plant, Chelyabinsk Metallurgical Plant, Mecheltrans, Mechel Service, Izhstal, Mechel Coke, Port Posiet and Mechel-BusinessService.

Security

The borrower’s obligations are secured by a pledge of 25%+1 share in each of Korshunov Mining Plant, Port Posiet, Izhstal and Mechel Mining, 45%+1 share of Southern Kuzbass Coal Company, 49% in each of Yakutugol and Urals Stampings Plant, 25%+1 share of common shares of Beloretsk Metallurgical Plant and 25% of registered capital in each of Port Temryuk and Bratsk Ferroalloy Plant.

Covenants and other matters

For the relevant period ending on December 31, 2020, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreement, Mechel group’s ratio of Total Debt to EBITDA shall not exceed 6.0:1 in 2021, 4.0:1 in 2022, 3.5:1 in 2023 and 3.0:1 in 2024-2027. Mechel group’s ratio of EBITDA to Consolidated Financial Expense shall not be less than 2.0:1 in 2021-2022 and 3.0:1 in 2023-2027. We also have to comply with the ratio of Cash flow from operating activities to EBITDA of 80% in 2021-2027 and the ratio of EBITDA to Revenue of 15% in 2021 and 20% in 2022-2027.

The credit facility agreement provides for certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt, as well as restrictions on payment of dividends, acquisitions and disposals and certain other transactions.

The credit facility agreement is governed by Russian law.

Credit Facility Agreement for Mechel Service, Chelyabinsk Metallurgical Plant, Southern Kuzbass Coal Company, Mechel Coke and Urals Stampings Plant from Gazprombank

General

On April 20, 2020, our subsidiaries Mechel Service, Chelyabinsk Metallurgical Plant, Southern Kuzbass Coal Company, Mechel Coke and Urals Stampings Plant signed an amendment agreement to the credit facility with Gazprombank to restructure debt in the total amount of RUB 11.4 billion initially provided to Mechel Service in May 2012 for the purposes of funding operations. In February 2016, Mechel Service’s debt was partially transferred to the other borrowers resulting in the following amounts due to Gazprombank as at the signing date: approximately RUB 1.5 billion by Chelyabinsk Metallurgical Plant, RUB 6.7 billion by Southern Kuzbass Coal Company, approximately RUB 1.5 billion by Mechel Coke, RUB 0.3 billion by Urals Stampings Plant and RUB 1.4 billion by Mechel Service. The restructuring became effective on May 7, 2020.

Interest rate and interest period

Interest is payable monthly at the CBR key rate plus 1.5% per year. The lender may increase the interest rate by 1% per year if the borrowers fail to meet certain obligations under the credit facility.

Repayment and prepayments

Repayment is to be made in monthly installments starting from May 20, 2020. The final maturity date is March 20, 2027. Final maturity may be further extended up to March 20, 2030, subject to fulfillment of certain conditions. The borrowers may prepay the loan in full or in part with a 10-day prior notice to the lender.

Guarantee

The borrowers’ obligations are guaranteed by Mechel, Mechel Mining, Mechel Carbon, Yakutugol, Southern Kuzbass Coal Company, Korshunov Mining Plant, Chelyabinsk Metallurgical Plant, Urals Stampings Plant, Beloretsk Metallurgical Plant, Mecheltrans, Mechel Service, Izhstal, Mechel Coke, Port Posiet, Mechel Energo and Mechel-BusinessService.

Security

The borrowers’ obligations are secured by a pledge of 25%+1 share in each of Korshunov Mining Plant, Port Posiet, Chelyabinsk Metallurgical Plant, Izhstal and Mechel Mining, 45%+1 share of Southern Kuzbass Coal Company, 49% in each of Yakutugol and Urals Stampings Plant, 25%+1 share of common shares of Beloretsk Metallurgical Plant and 25% of registered capital in each of Port Temryuk and Bratsk Ferroalloy Plant.

Covenants and other matters

For the relevant period ending on December 31, 2020, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreement, Mechel group’s ratio of Total Debt to EBITDA shall not exceed 6.0:1 in 2021, 4.0:1 in 2022, 3.5:1 in 2023 and 3.0:1 in 2024-2027. Mechel group’s ratio of EBITDA to Consolidated Financial Expense shall not be less than 2.0:1 in 2021-2022 and 3.0:1 in 2023-2027. We also have to comply with the ratio of Cash flow from operating activities to EBITDA of 80% in 2021-2027 and the ratio of EBITDA to Revenue of 15% in 2021 and 20% in 2022-2027.

The credit facility agreement provides for certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt, as well as restrictions on payment of dividends, acquisitions and disposals and certain other transactions.

The credit facility agreement is governed by Russian law.

Credit Facility Agreement for Southern Kuzbass Coal Company from VTB Bank

General

On April 21, 2020, Southern Kuzbass Coal Company entered into a credit facility agreement with VTB Bank for a total amount of up to $327.0 million to refinance U.S. dollar-denominated credit facilities of Southern Kuzbass Coal Company previously assigned from Sberbank to VTB Bank. Upon fulfillment of conditions precedent, in February 2021, we drew down $249.6 million under this credit facility.

Interest rate and interest period

Interest is payable monthly at 1M LIBOR plus a margin of 5.6% per year. If the LIBOR rate is not published for more than 10 days, a fixed interest rate of 11% per year is applied. The lender may increase the interest rate by 1% per year if the borrower fails to meet certain obligations under the credit facility.

Repayment and prepayments

The credit facility is repayable in equal monthly installments starting from February 10, 2021. The final maturity date is April 10, 2022. Prepayment in full or in part is allowed only with the prior consent of the lender.

Guarantee

The borrower’s obligations are guaranteed by Mechel, Mechel Mining, Mechel Carbon, Yakutugol, Chelyabinsk Metallurgical Plant, Korshunov Mining Plant, Izhstal, Bratsk Ferroalloy Plant, Mecheltrans and Mechel Service.

Security

The borrower’s obligations are secured by a pledge of 25%+1 share of Mechel Mining, 25%+1 share of common shares of Beloretsk Metallurgical Plant, pledge of movable and immovable assets of certain of our subsidiaries.

Covenants and other matters

For the relevant period ending on December 31, 2020, we were not in compliance with financial and certain non-financial covenants.

Under the credit facility agreement, Mechel group’s ratio of Net Debt to EBITDA shall not exceed 6.00:1 until December 31, 2021, 5.00:1 until December 31, 2022, 4.50:1 until December 31, 2023, 4.00:1 until December 31, 2024 and 3.00:1 until December 31, 2025 and thereafter. Mechel group’s ratio of EBITDA to Net Interest Expense shall not be less than 2.00:1 until December 31, 2022 and 3.00:1 until December 31, 2023. Financial covenants are tested on a quarterly basis.

The credit facility provides for certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt, as well as restrictions on payment of dividends, acquisitions and disposals and certain other transactions.

The credit facility agreement is governed by Russian law.

Russian bonds

On July 30, 2009, we placed series 04 non-convertible interest-bearing bonds in an aggregate principal amount of 5.0 billion rubles. The bonds were registered with the FFMS and admitted to trading and listed on MICEX (currently Moscow Exchange). The bonds were secured by a guarantee from Yakutugol until July 2016. The proceeds were used to fund the construction of the Elga coal complex. The bonds were due on July 21, 2016. The bonds bear a coupon to be paid quarterly. The annual interest rate for the first 12 coupons was set at 19%, for the 13-16 coupons was set at 11.25%, for the 17-22 coupons was set at 13%, for the 23-24 coupons was set at 8%

and for the 25-28 coupons was set at 2%. We partially redeemed the bonds ahead of maturity on July 29, 2013 in the amount of 1.349 billion rubles, on January 27, 2014 in the amount of 1.276 billion rubles, on July 28, 2014 in the amount of 858 million rubles, on January 26, 2015 in the amount of 325 million rubles and on July 27, 2015 in the amount of 372.43 million rubles. In July 2016, we restructured the series 04 bonds. On June 20, 2016, we published public irrevocable offers through which the bondholders were proposed to amend current schedules of redemption of the bonds and to waive the right to demand early redemption of the bonds. On July 7, 2016, the majority of the series 04 bondholders approved the new terms at the general meeting of bondholders. On July 28, 2016, the CBR registered amendments to the equity documents, including a schedule of partial redemption of the par value. The maturity of the bonds is extended until July 15, 2021. The annual interest rate is set as follows: for the 29 coupon at 13%, for the 30 coupon at 12.5%, for the 31 coupon at 12.75%, for the 32 coupon at 12.625%, for the 33 coupon at 11.75%, for the 34 coupon at 11.5%, for the 35 coupon at 11.125%, for the 36 coupon at 10.875%, for the 37 coupon at 10.375%, for the 38 coupon at 10.5%, for the 39-40 coupons at 10.625%, for the 41 coupon at 10.00%, for the 42 coupon at 9.75%, for the 43 coupon at 9.375%, for the 44 coupon at 9.25%, for the 45 coupon at 8.00%, for the 46-47 coupons at 7.875% and for the 48 coupon at (9%+(the CBR key rate +2.5%))/2. On each of August 11, 2016 and October 20, 2016, we partially redeemed 3.5% of the par value. On each of January 19, 2017 and April 20, 2017, we partially redeemed 4% of the par value. On each of July 20, 2017, October 19, 2017, January 18, 2018, April 19, 2018, July 19, 2018, October 18, 2018, January 17, 2019, April 18, 2019, July 18, 2019, October 17, 2019, January 16, 2020, April 16, 2020, July 16, 2020, October 15, 2020 and January 14, 2021, we partially redeemed 5% of the par value. We intend to gradually redeem 5% of the par value of the series 04 bonds on April 15, 2021 and July 15, 2021.

On February 22, 2011, we placed series 15 and series 16 non-convertible interest-bearing bonds in an aggregate principal amount of 10.0 billion rubles. The bonds were registered with the FFMS and admitted to trading and listed on MICEX (currently Moscow Exchange). The proceeds were used to fund the working capital of our group, refinance then existing loan agreements, as well as to finance the construction of the Elga coal complex and other investment projects of our group. The bonds are due on February 9, 2021. The bonds bear a coupon to be paid on a semi-annual basis. The annual interest rate for the first 6 coupons was set at 8.25%, for the 7-8 coupons was set at 13% and for the 9-20 coupons was set at 8%. We partially redeemed the series 15 and series 16 bonds ahead of maturity on February 20, 2014 in the amount of 8.149 billion rubles, on August 21, 2014 in the amount of 75 million rubles and on February 19, 2015 in the amount of 37.2 million rubles. On August 18, 2016, we partially redeemed the series 15 bonds in the amount of 6.16 million rubles. The option to demand early redemption of the series 16 bonds was replaced with the novation agreement approved at the general meeting of bondholders on August 4, 2016. We fully redeemed both series of the bonds on February 9, 2021.

On June 9, 2011, we placed series 17 and series 18 non-convertible interest-bearing bonds in an aggregate principal amount of 10.0 billion rubles. The bonds were registered with the FFMS and admitted to trading and listed on MICEX (currently Moscow Exchange). The proceeds were used to refinance our short-term debt. The bonds are due on May 27, 2021. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 10 coupons was set at 8.40% per annum. In June 2016, we restructured the debt under series 17 and series 18 bonds. On May 11, 2016, we published public irrevocable offers through which the bondholders were proposed to amend current schedules of redemption of the bonds and to waive the right to demand early redemption of the bonds. On May 25, 2016, the majority of the series 17 and 18 bondholders approved the new terms at the general meeting of bondholders. On June 28, 2016, the CBR registered amendments to the equity documents, including a schedule of partial redemption of the par value. The annual interest rate is set as follows: for the 11 coupon at 13.5%, for the 12 coupon at 13%, for the 13-14 coupons at 12.125%, for the 15-16 coupons at 10.625%, for the 17-18 coupons at 10.375% and for the 19-20 coupons at 8.75%. We partially redeemed 3.5% of the par value on each of July 12, 2016 and September 1, 2016 and 4% of the par value on each of December 1, 2016 and March 2, 2017. On each of June 1, 2017, August 31, 2017, November 30, 2017, March 1, 2018, May 31, 2018, August 30, 2018, November 29, 2018, February 28, 2019, May 30, 2019, August 29, 2019, November 28, 2019, February 27, 2020, May 28, 2020, August 27, 2020, November 26, 2020 and February 25, 2021, we partially redeemed 5% of the par value. We intend to redeem remaining 5% of the par value of both series of the bonds on May 27, 2021.

On June 14, 2011, we placed series 19 non-convertible interest-bearing bonds in an aggregate principal amount of 5.0 billion rubles. The bonds were registered with the FFMS and admitted to trading and listed on MICEX (currently Moscow Exchange). The proceeds were used to refinance our short-term debt. The bonds are due on June 1, 2021. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 10 coupons was set at 8.40% per annum. In July 2016, we restructured the bonds series 19. On May 11, 2016, we published public irrevocable offers through which the bondholders were proposed to amend current schedules of redemption of the bonds and to waive the right to demand early redemption of the bonds. On May 25, 2016, the majority of the series 19 bondholders approved the new terms at the general meeting of bondholders. On July 21, 2016, the CBR registered amendments to the equity documents, including a schedule of partial redemption of the par value. The annual interest rate is set as follows: for the 11 coupon at 13.5%, for the 12 coupon at 13%, for the 13-14 coupons at 12.125%, for the 15-16 coupons at 10.625%, for the 17-18 coupons at 10.375% and for the 19-20 coupons at 8.75%. We partially redeemed 3.5% of the par value on each of August 4, 2016 and September 6, 2016 and 4% of the par value on each of December 6, 2016 and March 7, 2017. On each of June 6, 2017, September 5, 2017, December 5, 2017, March 6, 2018, June 5, 2018, September 4, 2018, December 4, 2018, March 5, 2019, June 4, 2019, September 3, 2019, December 3, 2019, March 3, 2020, June 2, 2020, September 1, 2020, December 1, 2020 and March 2, 2021, we partially redeemed 5% of the par value. We intend to redeem remaining 5% of the par value of the series 19 bonds on June 1, 2021.

In March 2017, Moscow Exchange registered our 30-year exchange-traded bonds program. During the term of this program, we are able to place exchange-traded bonds for a total amount of up to 100.0 billion rubles. However, our ability to implement the program in the future is limited by restrictions under the existing loan agreements and market conditions.

Contractual Obligations and Commercial Commitments

The following table sets forth the amount of our contractual obligations and commercial commitments as of December 31, 2020.

		Payments Due by Period
Contractual Obligations and Commercial Commitments	Total	Less Than 1 Year	2-3 Years	4-5 Years	More Than 5 Years
	(In millions of Russian rubles)
Short-Term Borrowings and Current Portion of Long-Term Debt	301,609	301,609	—	—	—
Long-Term Debt Obligations, Net of Current Portion	2,201	—	2,118	80	3
Interest Payable(1)	9,750	9,750	—	—	—
Fines and Penalties on Credit Facilities(2)	3,477	3,477	—	—	—
Contractual commitments to land leases related to exploration and use of mineral deposit	45,138	1,568	3,125	3,081	37,364
Purchase Obligations(3)	3,650	3,650	—	—	—
Rehabilitation Provision(4)	4,989	187	791	605	3,406
Pension Obligations(5)	5,863	631	1,051	1,004	3,177
Short-Term Lease Liabilities	8,850	8,850	—	—	—
Long-Term Lease Liabilities	10,633	—	1,971	823	7,839
Fines and Penalties on Lease Contracts(6)	—	—	—	—	—
Contractual commitments to acquire plant, property and equipment(7)	9,300	2,541	4,806	1,953	—
Contractual commitments to acquire raw materials and for delivery of goods and services(8)	64,428	54,556	5,581	2,539	1,752
Estimated interest expense(9)	74,558	17,352	30,761	26,445	—
Estimated average interest rate(9)	5.8%	5.9%	5.7%	5.9%	—

Total Contractual Obligations and Commercial Commitments	544,446	404,171	50,204	36,530	53,541

(1)

Interest payable is included in the amount of RUB 9,750 million in the current period amount. In the year ended December 31, 2020, our loan interest expense was RUB 22,090 million and we paid out RUB 21,902 million of loan interest. As of December 31, 2020, interest payable in the amount of RUB 559 million was included in the loan principal amount with grace period until April 2020 and final maturity until April 2022 according to debt restructuring agreements.

(2)

In the year ended December 31, 2020, we recognized RUB 1,080 million penalties on credit facilities. During the period, RUB nil was paid in cash and the finance income in the amount of RUB 282 million was recognized due to the effect of loans restructuring.

(3)	Accounts payable for capital expenditures.
(4)	See note 22 to the consolidated financial statements.
(5)	Includes RUB 5,232 million pension obligations due in more than one year.
(6)

In the year ended December 31, 2020, we recognized RUB 97 million penalties on lease contracts. During the period, there were no cash payments of the fines and penalties and the amount of RUB 137 million was waived.

(7)	Obligation to be paid within one year in accordance with the contractual terms. See note 15 to the consolidated financial statements.
(8)	Includes RUB 104 million commitments related to short-term leases. See note 10.2 to the consolidated financial statements.
(9)

Interest expense is estimated for a five-year period based on (1) estimated cash flows, (2) forecasted LIBOR, EURIBOR, the CBR key rate where applicable, (3) actual long-term contract interest rates and fixed rates in accordance with the contractual obligations, (4) potential revolving credit facilities.

As of December 31, 2020, we guaranteed the fulfillment of obligations to third parties for a total amount of RUB nil.

The total future lease payments under the lease contracts that have not yet commenced as of December 31, 2020 is equal to RUB 39 million. See note 10.2 to the consolidated financial statements.

Inflation

Inflation in the Russian Federation was 4.9% in 2020, 3.0% in 2019 and 4.3% in 2018. Inflation has generally not had a material impact on our results of operations during the period under review in this section. However, there can be no assurance that inflation will not materially adversely impact our results of operations in the future in case inflation accelerates. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — Inflation could increase our costs and decrease operating margins.”

Critical Accounting Policies and Estimates

Basis of preparation of the consolidated financial statements

See note 2 to our consolidated financial statements in “Item 18. Financial Statements.”

Summary of significant accounting policies

See note 3 to our consolidated financial statements in “Item 18. Financial Statements.”

Significant judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ from the amounts included in the financial statements. Information about such judgments and estimates is presented in note 3(v) “Significant accounting estimates, assumptions and judgments” to our consolidated financial statements.

Trend Information

Demand

Mining. The demand for coking coal is dependent on the steel industry, which is directly tied to global economic cycles. In 2018, increased demand for seaborne metallurgical coal in India, Ukraine and Vietnam led to higher global metallurgical coal imports by 3.4% compared to the previous year, according to CRU. In 2019, metallurgical coal imports growth in China and India was offset by lower imports in Europe, and total global metallurgical coal imports increased by 0.2% compared to 2018, according to CRU. In 2020, the COVID-19 pandemic hit global demand for coking coal, with North-East Asia, India and Europe being affected the most. The outbreak of the COVID-19 pandemic resulted in the decline in total global metallurgical coal imports by 7.5% compared to 2019, according to CRU estimates.

The steam coal market is driven by non-steel related factors, such as growth in electricity consumption, balance between supply and demand and seasonality. In 2018, total global seaborne steam coal imports increased by 5.7% compared to the previous year due to consumption-driven growth in China and India, according to CRU. In 2019, total global seaborne steam coal imports growth rate slowed down to 1.9% and the main increase came from Vietnam, China and India, according to CRU. In 2020, total global seaborne steam coal imports sharply decreased by 10.1% as COVID-19-related restrictions resulted in the decline in imports from India, China, North-East Asia and Europe, according to CRU.

In 2018, global iron ore trade declined marginally by 0.5% compared to the previous year, according to the Department of Industry, Innovation and Science of Australian Government. In 2019, global iron ore trade increased by 0.6%, according to the Department of Industry, Innovation and Science of Australian Government. In 2020, global iron ore trade is estimated to have increased by 6.0% due to higher imports of iron ore in China, which was supported by robust demand linked to government stimulus measures, according to the Department of Industry, Innovation and Science of Australian Government.

Steel. Russia is our largest market for steel products. In 2018, Russian rolled steel consumption amounted to 44.4 million tonnes, according to Metal Expert. In 2019, it increased by 6.1% and amounted to 47.1 million tonnes, according to Metal Expert. In 2020, Russian rolled steel consumption decreased by 3.2% and amounted to 45.6 million tonnes, according to Metal Expert.

In 2018, the volume of steel products exports from Russia grew by 3.6% and amounted to 28.8 million tonnes, according to Metal Expert. The increase related primarily to semi-finished products and was due to favorable conditions on the international market in the first half of the year. In 2019, exports of steel products decreased by 10.9% and amounted to 25.7 million tonnes, according to Metal Expert. Such decline was attributable to slowing of the world economy growth combined with increased usage of trade barriers, particularly in the United States and Europe. In 2020, exports of steel products increased by 4.3% and amounted to 26.8 million tonnes, according to Metal Expert. The growth was due to extremely low domestic demand caused by the COVID-19 pandemic and forced suspension of construction in spring 2020. China maintained an active demand for supplies throughout the year, which also contributed to an increase in exports.

In 2018, imports of steel amounted to 5.7 million tonnes, according to Metal Expert. In 2019, it decreased by 1.0% and amounted to 5.6 million tonnes, according to Metal Expert. In 2020, imports of steel decreased by 16.1% and amounted to 4.7 million tonnes, according to Metal Expert.

Power. In 2020, the electricity output of our generating facilities decreased by 7.2% as compared to 2019. Heat energy generated for sale decreased by 4.4%. Power demand in Russia depends on its consumption by the industrial sector. In Russia, the steel and mining industries are major consumers of power and the level of production of steel and mining companies impact demand for power.

Sales

Mining. In 2021, we expect sales volumes of our mining segment to remain at the level of 2020. We believe that our policy of concluding long-term contracts for coal sales will strengthen our relationships with our customers and will give us presence in both the domestic and export markets. We will promptly respond to the market changes and place free volumes in markets with higher returns.

Steel. Our steel segment sales volumes are expected to increase in 2021 due to increase in pig iron and steel production and recovery of demand for steel products from our large consumers, following easing of the COVID-19 related restrictions in 2020, which in turn shall result in the growth of sales of the full range of steel products. In addition, we believe that our strategy aimed at increasing the efficiency of the existing distribution network in conjunction with direct sales from our plants to the largest customers will allow us to strengthen our leading position in the market, provide us with greater stability in steel sales and improve our cash flow.

Power. In 2021, we expect sales volumes of our power segment to increase as compared to 2020. We do not expect that consumption by small and mid-sized businesses and households, which are also customers of power and heat-supply companies, will change significantly. We plan to expand our sales channels to build a new customer base among small and mid-sized businesses, as well as public utilities. We also plan to optimize our production capacity through further integration of our intra-group assets. We hope that further integration of our power assets, as well as diversification of our customer portfolio will allow us to avoid a fall in power segment sales caused by a decrease in demand from large industrial companies that are shifting their business from power supply companies.

Inventory

Overall, our inventories increased by RUB 2,365 million, or 5.9%, to RUB 42,138 million as of December 31, 2020 from RUB 39,773 million as of December 31, 2019, mainly due to an increase in goods for resale and finished goods at steel segment companies that were shipped.

Costs

Mining. Within our mining segment, we expect our iron ore cash costs per tonne to increase in 2021 as a result of increasing prices of power, explosives, automotive tires and tubes for open pit equipment and land use fees, while coal cash costs per tonne should remain relatively stable in 2021 as a result of increasing operational efficiency and decreasing semi-fixed costs.

Steel. Excluding the effects of exchange rate fluctuations, our steel cash costs per tonne should remain relatively stable in 2021 as a result of achieving cost savings, as well as efficiency and output gains arising as a result of our targeted capital investment program. Specifically, as we continue to introduce operational and technical changes at our plants allowing us to better integrate their products, we expect to be better able to control our costs.

Power. We expect that in 2021 the cost of the production of electricity and heat energy will increase due to an increase in the prices of key raw materials, particularly natural gas, as well as some ancillary materials. We intend to maintain strict control over costs, which should enable us to cut expenditures by reducing fixed production costs, optimizing administrative expenses and increasing productivity to satisfy increased market demand in some regions.

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

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

Board of Directors

All of our current directors were elected on June 30, 2020, and their terms expire on the date of our next annual general shareholders’ meeting, which will take place not later than June 30, 2021. The business and mailing address for all our directors and executive officers is Krasnoarmeyskaya Street 1, Moscow 125167, Russian Federation.

Name	Year of Birth	Position
Igor V. Zyuzin	1960	Chairman
Alexander N. Shokhin(1)	1951	Deputy Chairman
Oleg V. Korzhov(4)	1970	Director, Chief Executive Officer, Chairman of Management Board
Victor A. Trigubko	1956	Director, Deputy Chief Executive Officer for Government Relations, Member of Management Board
Irina N. Ipeeva	1963	Director, Deputy Chief Executive Officer for Legal Affairs, Member of Management Board
Alexander N. Kotsky(1)(2)(4)	1957	Director
Alexander D. Orishchin(1)(2)(3)(4)	1932	Director
Yuriy N. Malyshev(3)(4)(5)	1939	Director
Georgy G. Petrov(1)(2)(3)	1948	Director

(1)	Independent Director under the applicable NYSE regulations and Russian regulations.
(2)	Member of the Audit Committee of the Board of Directors.
(3)	Member of the Committee on Appointments and Remuneration.
(4)	Member of the Committee on Investments and Strategic Planning.
(5)	Independent Director based on the decision of our Board of Directors.

Igor V. Zyuzin has been Chairman of our Board of Directors since July 2010. He was our Chief Executive Officer from December 2006 to June 2010 and Chairman of our Management Board from September 2007 to June 2010. He served as Chairman of our Board of Directors from March 2003, when Mechel was founded, to December 2006 and has been a member of our Board of Directors since that time. Mr. Zyuzin has been a member of the Board of Directors of Mechel Mining since April 2008 and Chairman of the Board of Directors of Mechel Mining since July 2018. He held the position of Chief Executive Officer of Mechel Mining from July 2011 to July 2018. Mr. Zyuzin served as Chairman of the Board of Directors of Southern Kuzbass Coal Company from May 1999 to June 2015 and Chairman of the Board of Directors of Yakutugol from May 2012 to June 2017. He was a member of the Board of Directors of Chelyabinsk Metallurgical Plant from June 2001 to April 2017 and a member of the Board of Directors of Yakutugol from October 2007 to June 2017. From July 2011 to April 2014, he was Chairman of the Management Board of Mechel Mining. From April 2008 to June 2011, Mr. Zyuzin served as Chairman of the Board of Directors of Mechel Mining. Mr. Zyuzin has over 30 years of experience in the coal mining industry. Mr. Zyuzin has a degree in technology and complex mechanization of underground mining from the Tula Polytechnic Institute. Mr. Zyuzin also has a degree in mining engineering economics and a Ph.D. in technical sciences in the coal mining field. Mr. Zyuzin may be deemed to be the beneficial owner of approximately 30.68% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions.”

Alexander N. Shokhin has been Deputy Chairman of our Board of Directors since June 2016. He has been President of the Russian Union of Industrialists and Entrepreneurs since 2005. From 2005 to 2009, he was a member of the Public Chamber of the Russian Federation. Since 1995, he has been President of the National Research University — Higher School of Economics (HSE), Head of the Department of the Theory and Practice of Business — Government Interaction. He has been a member of the State Council of the Russian Federation since December 2020 and a member of the Yandex Public Interest Foundation Board since March 2020. Mr. Shokhin has also been a member of the Council of the Chamber of Commerce and Industry of the Russian Federation since 2016, a member of the Presidium of the Non-profit Partnership National Corporate Governance Council since 2015 and a member of Supervisory Board of Agency for Strategic Initiatives since 2011. Since October 2018, he serves as Chairman of the Board of Trustees of the Russian-American Business Cooperation Council, Non-profit Association of Legal Entities. Since January 2015, he has been a member of the Board of Trustees of the Non-profit Partnership Russian International Affairs Council. From 2016 to 2019, he was a member of Supervisory Board of Agency of Technological Development. He has been a member of the Board of Directors of Eurasia Drilling Company Limited since 2007, a member of the Board of Directors of TMK PAO since 2008 and a member of the Board of Directors of RSMB Corporation JSC since 2015. From 1994 to 2002, he was a Deputy of the State Duma, as well as he held the posts of First Deputy Chairman of the State Duma, leader of the Duma faction “Our Home is Russia” and chairman of the State Duma’s Credit Institutions and Financial Markets Committee. In 1991-1994 and in 1998, he was Deputy Chairman of the Government of the Russian Federation. In 1991-1994, he also held the positions of Minister of Labor, Minister of Economics, Chairman of the Russian Agency for International Cooperation and Development. Mr. Shokhin graduated from the Lomonosov Moscow State University. He is a D.Sc. in economics, professor.

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

Victor A. Trigubko has been a member of our Board of Directors since June 2016. He has been our Deputy Chief Executive Officer for Government Relations since October 2020 and a member of our Management Board since February 2016. He was our Senior Vice President — Government Relations from August 2006 to October 2020. He was a member of our Board of Directors from June 2012 to March 2016. He served as our Vice President — Government Relations from 2005 to August 2006. From 2003 to 2005, he was our Vice President

for Representation in Central and Eastern Europe, Chairman of the Board of Directors of Mechel Campia Turzii S.A. and a member of the Board of Directors of Mechel Targoviste S.A. From 2002 to 2003, Mr. Trigubko held the position of Director of Mechel International Holdings AG’s representative office in Romania. From 1997 to 2002, he was Head of Izhstal’s representative office in Moscow. From 1992 to 1997, he held various executive positions in the metallurgical company Unibros Steel Co. LTD, including Deputy General Director. Mr. Trigubko also worked in the Foreign Relations Department of the USSR State Committee for Labor and Social Issues and in the USSR Trade Representation Office in Romania. Mr. Trigubko has a degree in economics from the Kalinin State University.

Irina N. Ipeeva has been a member of our Board of Directors since June 2020. She has been our Deputy Chief Executive Officer for Legal Affairs since September 2020 and a member of our Management Board since September 2007. She was Director of our Legal Department from April 2009 to September 2020. Mrs. Ipeeva has been a member of the Board of Directors of Mechel Mining since June 2014. She was a member of the Board of Directors of Southern Kuzbass Coal Company from May 2005 to June 2017 and a member of the Board of Directors of Elgaugol OOO from February 2018 to April 2020. From September 2007 to April 2009, she was our General Counsel, Deputy Director of the Legal Department — Director of the Department of Corporate Governance and Property. From 2003 to 2007, Mrs. Ipeeva held the position of General Counsel and Director of the Department of Corporate Governance and Property. From February to July 2006, she was Director of the Department of Corporate Governance and Property of Mechel-Steel Management. From March to June 2003, Mrs. Ipeeva held the position of Deputy General Director for Property Matters of Uglemet-Trading OOO. From December 2001 to March 2003, she was Head of the Department for Regulation of Corporate Relations and Property of Southern Kuzbass Coal Company and, from January to November 2001, she was Head of the Share Capital Department. From August 1988 to January 2001, Mrs. Ipeeva worked at the Kuzbassugleobogashcheniye Industrial Amalgamation and the Tomusinskaya Washing Plant, where she held positions ranging from a legal adviser to head of the legal department. Mrs. Ipeeva has a degree in law from the Kuibyshev State University.

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

Yuriy N. Malyshev has been a member of our Board of Directors since June 2013. Mr. Malyshev is currently President of the State Geological Museum of V.I. Vernadsky. He has been President of the Academy of Mining Sciences of Russia since 1993. He has been a member of the Board of Directors of Acron PJSC since May 2015. He was a member of the Board of Directors of Rosgeologia JSC from June 2017 to September 2019. From 2010 to 2016, he served as Chairman of the Board of Directors of OShK Soyuzspetsstroy ZAO. From 1999 to 2013, he was President of the Non-profit Partnership Russian Mining Operators, and now he is the Honorary President and a member of the Supreme Mining Council. Mr. Malyshev has over 50 years of experience in various executive positions in the coal mining industry. He is a member of the Russian Academy of Sciences and has a D.Sc. in technical sciences. He has the honorary title of Honored Worker of Science and Technology of the Russian Federation. He is the recipient of several prizes and awards, including the order “For Merit to the Motherland” of the third grade, the Order of Honour and all three grades of the “Miner’s Glory” order. Mr. Malyshev has a degree in mining from the Kemerovo Mining Institute.

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

Executive Officers

Name	Year of Birth	Position
Oleg V. Korzhov	1970	Chief Executive Officer, Director, Chairman of Management Board
Victor A. Trigubko	1956	Deputy Chief Executive Officer for Government Relations, Director, Member of Management Board
Irina N. Ipeeva	1963	Deputy Chief Executive Officer for Legal Affairs, Director, Member of Management Board
Valery A. Sheverdin	1963	Deputy Chief Executive Officer for Security, Member of Management Board
Nelli R. Galeeva	1973	Deputy Chief Executive Officer for Economics and Finance, Member of Management Board
Dmitry S. Voytkus	1986	Deputy Chief Executive Officer for Financial Control, Member of Management Board
Ekaterina A. Silaeva	1975	Deputy Chief Executive Officer for Human Resources, Member of Management Board
Igor V. Khafizov	1967	Chief Executive Officer of Mechel Mining Management
Andrey A. Ponomarev	1977	Chief Executive Officer of Mechel-Steel Management
Denis N. Graf	1978	Chief Executive Officer of Mechel Energo
Alexey V. Lebedev	1974	Chief Executive Officer of Mecheltrans Management

For brief biographies of Messrs. Korzhov, Trigubko and Ipeeva, see “— Board of Directors.”

Valery A. Sheverdin has been our Deputy Chief Executive Officer for Security since September 2020 and a member of our Management Board since August 2014. He was our Vice President for Corporate Security from March 2014 to September 2020. From June 2009 to March 2014, Mr. Sheverdin held the positions of our Director of the Department of Safety of Property Complex and Director of the Corporate Security Department. From April 2011 to March 2014, he was Chief Executive Officer of Mechel Garant OOO. From July 2007 to April 2011, he worked in PSC Mechel-Centre OOO, including as General Director from December 2007. From April 2003 to June 2007, Mr. Sheverdin held various positions in Lukom-A Agency ZAO. From February 2001 to March 2003, he was Chairman of the Belgorod regional office of the Russian Fund of Social Progress. From September 1995 to February 2001, he held various executive positions in security agencies. From November 1981 to August 1995, he served in the Armed Forces of the Russian Federation. Mr. Sheverdin graduated from the Moscow Border Institute of the Federal Security Service of the Russian Federation with a degree in law and the Kolomna Higher Artillery Command College of the October Revolution.

Nelli R. Galeeva has been our Deputy Chief Executive Officer for Economics and Finance since September 2020 and a member of our Management Board since July 2016. She was our Chief Financial Officer from January 2018 to September 2020. Mrs. Galeeva has been a member of the Board of Directors of Mechel Mining since March 2018. From March 2014 to January 2018, she was Director of our Accounting and Tax Department.

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

Dmitry S. Voytkus has been our Deputy Chief Executive Officer for Financial Control since May 2020 and a member of our Management Board since June 2020. From July 2018 to May 2020, he was a team leader at TVEL JSC, including Head of the Strategic Analysis Group from October 2019 to May 2020. From December 2014 to July 2018, he was a project manager at Uranium One Group JSC. Mr. Voytkus has a degree in innovation management from the Urals State Technical University.

Ekaterina A. Silaeva has been our Deputy Chief Executive Officer for Human Resources since September 2020 and a member of our Management Board since August 2020. From August to September 2020, she served as our Human Resources Director. From May 2019 to July 2020, she was the Head of the Remuneration and Social Policy Department at Polyus Management OOO. From March 2012 to May 2019, she was Director of our Personnel Policy Department. From April 2007 to February 2012, Mrs. Silaeva held the positions of our Director of the Remuneration and Social Programs Department and our Deputy Director of the Human Resources Management and Social and Economic Issues Department. From August 2004 to March 2007, she served as head of the Motivation and Compensation Policy Department at Volgotanker AMS OOO. Mrs. Silaeva has a degree in mathematical methods and operations research in economics from the State University of Management and holds an MBA.

Igor V. Khafizov has been Chief Executive Officer of Mechel Mining Management since July 2019. From January to July 2019, he was Deputy Chief Executive Officer of Mechel Mining Management. He has been a member of the Board of Directors of Yakutugol since February 2008. He was a member of the Board of Directors of Elgaugol OOO from August 2013 to April 2020. From July 2017 to December 2018, he held the position of Deputy Chief Executive Officer of Mechel Mining Management — Director of the Sakha Republic (Yakutia)’s Mining Assets Department. From January 2006 to July 2017, Mr. Khafizov served as Managing Director of Yakutugol, Chief Executive Officer of Mechel Mining Management, Mechel Mining, Chief Executive Officer and Managing Director of Southern Kuzbass Coal Company. From November 1992 to January 2006, he held various positions at Korshunov Mining Plant, including Chief Executive Officer since November 2003. Mr. Khafizov has a degree in technology and complex mechanization of open pit mining from the Urals Mining Institute.

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

Compensation

Our directors and executive officers were paid an aggregate of approximately RUB 628.0 million for services in all capacities provided to us during 2020. Our directors and executive officers are also provided with voluntary medical insurance and the use of wireless services.

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

Committee on Investments and Strategic Planning

The members of the Committee on Investments and Strategic Planning are Yuriy Malyshev, Alexander Orishchin, Alexander Kotsky and Oleg Korzhov. The Committee on Investments and Strategic Planning defines our strategic goals and defines our priorities. The Committee makes recommendations to the Board of Directors on our dividend policy and on the adjustments to our strategy as required in order to enhance our efficiency. Our Committee on Investments and Strategic Planning operates pursuant to a bylaw, which is available at www.mechel.com.

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

Mechel Mining Management

Mechel Mining Management was established in July 2008 as a wholly-owned subsidiary of Mechel Mining with the purpose to provide management services to the production subsidiaries within our mining segment. Mechel Mining Management presently performs the functions of the sole executive body of the following companies: Southern Kuzbass Coal Company, Korshunov Mining Plant, Yakutugol, Moscow Coke and Gas Plant, Mechel Coke, Mechel Engineering and Vzryvprom.

Mechel-Steel Management

Mechel-Steel Management was established in October 2005 as a wholly-owned subsidiary of Mechel with the initial purpose to provide management services to our subsidiaries by performing the functions of their respective management bodies. The company’s former name was Mechel Management OOO which was changed in September 2009 in line with the reorganization of our group’s management structure. Mechel-Steel Management presently provides management services to our subsidiaries within the steel segment by performing the functions of the sole executive body of Chelyabinsk Metallurgical Plant, Urals Stampings Plant, Izhstal, Beloretsk Metallurgical Plant, Vyartsilya Metal Products Plant and Bratsk Ferroalloy Plant.

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

Corporate Governance Principles

Our corporate governance principles are based on the Russian Corporate Governance Code recommended by the CBR and supplemented by the obligations of the Board of Directors prescribed by Russian law, our charter and internal rules of procedure. The principles are intended to ensure that we are managed and monitored in a responsible and value-driven manner. They include the protection of shareholders’ rights, comprehensive disclosure and transparency requirements and rules governing conflicts of interest. We are committed to continuing to adapt our corporate governance principles to developments in best-practices. Our corporate governance principles are reflected in our corporate documents, such as:

•	the Charter;

•	the Bylaw on the Board of Directors;

•	the Bylaw on the General Meeting of Shareholders;

•	the Bylaw on the General Director;

•	the Bylaw on the Collegial Executive Body (Management Board);

•	the Bylaw on the Internal Audit Department;

•	the Code of Business Conduct and Ethics;

•	the Bylaw on the Prohibition and Prevention of Insider Trading;

•	the Bylaw on the Disclosure of Information that may Significantly Impact the Market Value of our Shares;

•	the Bylaw on Information Policy;

•	the Bylaw on Appointments and Remuneration Committee of the Board of Directors;

•	the Bylaw on Investments and Strategic Planning Committee of the Board of Directors;

•	the Bylaw on the Audit Committee of the Board of Directors;

•	the Internal Audit Policy;

•	the Code of Corporate Governance; and

•	the Bylaw on Dividend Policy.

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

Employees

As of December 31, 2020, 2019 and 2018, we employed 52,851, 56,182 and 59,382 people as follows:

		2020		2019		2018
Segment	Primary Location	Total Employees	% Unionized	Total Employees	% Unionized	Total Employees	% Unionized
Mining	Russia, Switzerland, Singapore	16,932	63%	19,845	61%	21,175	65%
Steel	Russia, Europe, CIS	31,739	53%	32,222	56%	33,167	53%
Power	Russia	3,606	34%	3,535	36%	4,096	35%
Other	Various	574	9%	580	9%	944	6%

Total		52,851	55%	56,182	56%	59,382	55%

Set out below is information about membership of our employees in trade unions:

•

Employees of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Korshunov Mining Plant, Moscow Coke and Gas Plant, Mechel Coke, Izhstal, Bratsk Ferroalloy Plant, Mechel Materials, Southern Urals Nickel Plant and Pugachevsky Open Pit are members of the Ore Mining and Smelting Trade Union of Russia.

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

Item 7. Major Shareholders and Related Party Transactions

The following table sets forth information regarding our major shareholders, which means shareholders that are the beneficial owners of 5% or more of our common shares, as of March 18, 2021, based on the information available to us:

Name of Beneficial Owner	Number of Common Shares	% of Common Shares
Igor V. Zyuzin(1)	127,713,520	30.68%
Irina V. Zyuzina(2)	81,619,363	19.61%
Ksenia I. Zyuzina(3)	85,963,477	20.65%
Kirill I. Zyuzin(4)	79,686,426	19.14%
Other(5)(6)(7)	201,727,908	48.46%

(1)

Mr. Zyuzin is the Chairman of our Board of Directors. See “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.” Mr. Zyuzin may be deemed to be the beneficial owner of approximately 30.68% of our common shares through (i) his record ownership of 26.47% of our common shares; (ii) his ownership of 93.56% of the outstanding equity interests in JSC IC BASK (“BASK”), which is the record owner of 1.42% of our common shares; (iii) his indirect ownership of 4.68% of the outstanding equity interests in OOO BASK-MED (“BASK-MED”), which is the record owner of 0.004% of our common shares; (iv) his indirect ownership of 4.68% of the outstanding equity interests in OOO BASK-MED Region (“BASK-MED Region”), which is the record owner of 0.01% of our common shares; (v) his direct and indirect ownership of 9.53% of the outstanding equity interests in JSC Coalmetbank (“Coalmetbank”), which is the record owner of 0.27% of our common shares; (vi) his indirect ownership of 27.83% of the outstanding equity interests in Skyblock Limited (“Skyblock”), which is the record owner of 0.17% of our common shares; (vii) his indirect ownership of 93.56% of the outstanding equity interests in Spetstekhleasing OOO (“Spetstekhleasing”), which is the record owner of 0.002% of our common shares; and (viii) his indirect ownership of 27.83% of the outstanding equity interests in Yakutugol, which is the record owner of 2.60% of our common shares. Further information regarding the shareholdings of Mr. Zyuzin is available in the Schedule 13D and amendments thereto filed by him with the SEC.

(2)

Mrs. Irina Zyuzina may be deemed to be the beneficial owner of approximately 19.61% of our common shares through (i) her record ownership of 0.44% of our common shares; (ii) her ownership of 34% of the outstanding equity interests in MetHol OOO (“MetHol”), which is the record owner of 18.70% of our common shares; (iii) her ownership of 95% of the outstanding equity interests in BASK-MED, which is the record owner of 0.004% of our common shares; (iv) her ownership of 95% of the outstanding equity interests in BASK-MED Region, which is the record owner of 0.01% of our common shares; (v) her indirect ownership of 30.40% of the outstanding equity interests in Coalmetbank, which is the record owner of 0.27% of our common shares; (vi) her indirect ownership of 6.89% of the outstanding equity interests in Skyblock, which is the record owner of 0.17% of our common shares; and (vii) her indirect ownership of 6.89% of the outstanding equity interests in Yakutugol, which is the record owner of 2.60% of our common shares. Further information regarding the shareholdings of Mrs. Irina Zyuzina is available in the Schedule 13D and amendments thereto filed by her with the SEC.

(3)

Ms. Ksenia Zyuzina may be deemed to be the beneficial owner of approximately 20.65% of our common shares through (i) her record ownership of 0.0001% of our common shares; (ii) her ownership of 33% of the outstanding equity interests in MetHol, which is the record owner of 18.70% of our common shares; (iii) her ownership of 100% of the outstanding equity interests in Swan Agency Limited (“Swan”), which is the record owner of 0.85% of our common shares; (iv) her ownership of 100% of the outstanding equity interests in Roderika Limited (“Roderika”), which is the record owner of 0.46% of our common shares; (v) her ownership of 100% of the outstanding equity interests in Met Shipping Pte. Ltd. (“Met Shipping”), which is the record owner of 0.16% of our common shares; (vi) her indirect ownership of 29.51% of the outstanding equity interests in Coalmetbank, which is the record owner of 0.27% of our common shares; (vii) her indirect ownership of 7.72% of the outstanding equity interests in Skyblock, which is the record owner of 0.17% of our common shares; and (viii) her indirect ownership of 7.72% of the outstanding equity interests in Yakutugol, which is the record owner of 2.60% of our common shares. Further information regarding the shareholdings of Ms. Ksenia Zyuzina is available in the Schedule 13D and amendments thereto filed by her with the SEC.

(4)

Mr. Kirill Zyuzin may be deemed to be the beneficial owner of approximately 19.14% of our common shares through (i) his record ownership of 0.0003% of our common shares; (ii) his ownership of 33% of the outstanding equity interests in MetHol, which is the record owner of 18.70% of our common shares; (iii) his indirect ownership of 29.51% of the outstanding equity interests in Coalmetbank, which is the record owner of 0.27% of our common shares; (iv) his indirect ownership of 6.25% of the outstanding equity interests in Skyblock, which is the record owner of 0.17% of our common shares; and (v) his indirect ownership of 6.25% of the outstanding equity interests in Yakutugol, which is the record owner of 2.60% of our common shares. Further information regarding the shareholdings of Mr. Kirill Zyuzin is available in the Schedule 13D and amendments thereto filed by him with the SEC.

(5)	According to Deutsche Bank Trust Company Americas, as of December 31, 2020, 26,058,087 common ADSs and 10,266,755 GDSs were outstanding, representing 17.45% of our total issued common shares.
(6)	We believe our directors and executive officers as a group, other than Mr. Zyuzin and his family members, beneficially own less than 1% of our shares.
(7)

In October 2020, Gazprombank notified us of a change in the number of our common shares owned by it from 2,141,808 shares (0.51% of the total number of common shares) to 22,675,316 shares (5.45% of the total number of common shares) starting from July 15, 2020.

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

In December 2019, Skyblock Limited, an affiliated company, acquired 1,018,996 common shares (state registration number of issue 1-01-55005-E in Mechel PAO) in the course of trading sessions on the Moscow Exchange; the average market price paid per one common share amounted to RUB 61.88. The amount of acquired common shares represented approximately 0.24% of our voting shares.

Skyblock Limited exercised its right to require Mechel to repurchase all or some of its voting shares, which was satisfied in September 2020 in respect of 328,435 common shares representing approximately 0.08% of our voting shares. As a result of the repurchase procedure Skyblock Limited is the record owner of 690,561 common shares, which represent approximately 0.17% of our voting shares.

In October 2020, Yakutugol acquired from Mechel 10,804,058 common shares representing approximately 2.60% of our voting shares. For more information, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Item 8. Financial Information

See “Item 18. Financial Statements.”

Litigation

Other than the legal proceedings described below, we are not involved in any legal proceedings that we believe to be material.

Antimonopoly

In May 2017, the Office of the FAS for Primorsky Krai found Port Posiet to have violated the Competition Law by preventing access to ships’ agency service market in the port and issued a directive to remedy violation of antimonopoly legislation. The courts, including the appeal and cassation instances, confirmed the legality of a decision and the directive issued by the Office of the FAS for Primorsky Krai. In May 2018, Port Posiet was fined by the Office of the FAS for Primorsky Krai in the amount of 54 million rubles. Port Posiet challenged the decision to impose a fine. The legality of the imposed fine was not confirmed.

Environmental and safety

Pursuant to a claim of the Novokuznetsk Environmental Prosecutor’s Office against Southern Kuzbass Power Plant concerning the emission of pollutants into the atmosphere above the maximum permissible level, the court ruled in September 2008 that we must limit the emission of pollutants into the atmosphere to comply with the maximum permissible level. We have complied with the ruling effective as of November 2009. The court also mandated us to reconstruct the de-dusting system. Since then, we have applied several times for stay of execution, the last time being in May 2019, and the court allowed us to stay execution of this mandate until June 1, 2021. We are continuing with the reconstruction and replacement of the dust and gas scrubber equipment. During 2013-2020, we completed the reconstruction of seven of the boilers and have commenced the reconstruction of another boiler.

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

In October 2018, the Bratsk Environmental Prosecutor filed a lawsuit against Bratsk Ferroalloy Plant with the Bratsk City Court of Irkutsk region seeking to declare the reclamation of the sludge reservoir illegal and ban it. On February 27, 2019, the Bratsk City Court of Irkutsk region ordered Bratsk Ferroalloy Plant to raise the hazard class of the sludge reservoir by December 1, 2019 in accordance with the specified claims of the Bratsk Environmental Prosecutor. We failed to perform the order, and following the inspection of Rostekhnadzor the remedial period was extended until November 1, 2021.

In February 2020, the Chelyabinsk Environmental Prosecutor filed two lawsuits against Chelyabinsk Metallurgical Plant with the Chelyabinsk Metallurgical District Court seeking to declare illegal actions of discharging insufficiently treated waste water into the Miass River and to compensate for environmental damages in a total amount of 192.6 million rubles. In September 2020, the court awarded damages in the amount of 189.8 million rubles under these claims. Chelyabinsk Metallurgical Plant intends to apply for changing the method of execution of the court ruling by replacing an obligation to pay damages with an obligation to take measures to modernize the treatment equipment. In September 2020, the Chelyabinsk Environmental Prosecutor filed two more similar lawsuits totaling 242.7 million rubles. The court hearings are scheduled for April 22, 2021.

Commercial litigation

In November 2014, Minmetals initiated proceedings at the Arbitration Institute of the Stockholm Chamber of Commerce against Chelyabinsk Metallurgical Plant to recover alleged amounts due under the construction contract, whereas Chelyabinsk Metallurgical Plant filed its own counter-claims, which include a penalty for delay and recovery of damages for failing to perform works and rectifying works of poor quality. In 2015-2017, both parties submitted a number of procedural statements to the arbitral tribunal and presented arguments during arbitral hearing for the adjustment of claims, so that the final claims of Minmetals amounted to approximately $143.0 million (plus applicable interest) and those by Chelyabinsk Metallurgical Plant to approximately $57.5 million and €4.1 million (plus applicable interest). During the arbitral proceedings, three arbitrators resigned from their duty and in November 2016 new arbitral tribunal was formed. The final arbitral award was issued on November 9, 2017, awarding Minmetals (after a set off against the satisfied claims of Chelyabinsk Metallurgical Plant) approximately $16.7 million (plus applicable interest). Chelyabinsk Metallurgical Plant did not agree with the award and filed a petition with the Svea Court of Appeal (state court in Sweden) asking to set aside this award in full. In February 2018, the Svea Court of Appeal accepted the petition for consideration. The court hearing has not yet been scheduled. In August 2018, Minmetals applied with the Arbitrazh Court of Chelyabinsk region for recognition and enforcement on the territory of the Russian Federation of the award of the Arbitration Institute of the Stockholm Chamber of Commerce. The Arbitrazh Court of Chelyabinsk region suspended the consideration of the Minmetals petition until the termination of the proceedings in the Svea Court of Appeal. In December 2018, a higher court upheld the decision of the Arbitrazh Court of Chelyabinsk region.

From September 2017 to August 2020, IDGC of Urals JSC filed 19 claims against Mechel Energo with the Arbitrazh Court of Chelyabinsk region seeking recovery of debt for electricity transmission services for the period from July 2017 to June 2020 in an aggregate amount of approximately 1.3 billion rubles and penalty for delay in payment totaling approximately 285.3 million rubles. The proceedings under 18 cases were suspended pending entry into force of the court decision under the first case. The first case was resolved in favor of IDGC of

Urals JSC, which resulted in recovery of 88.5 million rubles from Mechel Energo. In September 2020, the Arbitrazh Court of Chelyabinsk region resumed proceedings and combined 18 cases into one. On March 9, 2021, the court sustained the plaintiff’s claims in full. Mechel Energo intends to appeal the decision. In addition, IDGC of Urals JSC filed another claim against Mechel Energo with the Arbitrazh Court of Chelyabinsk region seeking recovery of debt for electricity transmission services for the period from July to December 2020 in an amount of approximately 187.6 million rubles and penalty for delay in payment totaling approximately 6.2 million rubles. The court hearing is scheduled for April 8, 2021.

On January 14, 2019, Mechel Trading received a notice dated January 8, 2019 from the Cantonal Court of Zug about an acceptance of court recovery claim of Moorgate Industries UK Limited dated January 3, 2019 regarding the debt of $77.0 million. In April 2019, Mechel Trading filed a limited statement of defense with the Cantonal Court of Zug in which it invoked an arbitration clause and requested that the proceedings be limited to the question of jurisdiction for the time being, which request was granted by the court on May 6, 2019. In September 2019, the court ordered that an expert report of a neutral expert regarding the jurisdiction issue shall be obtained by March 31, 2020. Taking into account written statements provided by the parties to the neutral expert report, the Cantonal Court of Zug ordered a supplementary expert report which was submitted to the court in December 2020. With decision of January 18, 2021, the court set the parties a deadline of 10 days to tell the court whether the parties want to submit written statements on the supplementary legal opinion. Both parties submit written statements on the supplement legal opinion. After such statements are submitted, the Cantonal Court of Zug will most likely render its decision on the question of jurisdiction.

On December 6, 2019, Titan AO filed a claim against Mecheltrans with the Moscow Arbitrazh Court seeking recovery of debt under property sublease agreement in the amount of 616.6 million rubles and penalty in the amount of 29.5 million rubles. On March 12, 2020, the plaintiff increased the amount of claims to 1.3 billion rubles of principal and 130.3 million rubles of penalty. In May 2020, Mecheltrans repaid the debt under the property sublease agreement and Titan AO abandoned the claim.

Debt litigation

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

In May 2017, Paslentia Investments Ltd. (“Paslentia”), a minority shareholder of Korshunov Mining Plant, filed two claims with the Arbitrazh Court of Irkutsk region seeking invalidation of suretyship agreements entered into between Korshunov Mining Plant and each of Gazprombank and VTB Bank. Under the suretyship agreements with Gazprombank, the Arbitrazh Court of Irkutsk region and a higher court dismissed the claim in full. Under the suretyship agreements with VTB Bank, the court hearing is scheduled for April 20, 2021.

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

In addition, our loan agreements impose certain restrictions on the payment of dividends on our shares. Mechel cannot pay dividends on its common and preferred shares without the prior written consent of the lenders, with the exception of certain cases provided for in VTB Bank’s loan documentation for Mechel’s preferred shares.

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

For a further description, please see Exhibit 2.1 to this Annual Report on Form 20-F. See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Shares and ADSs and the Trading Market — Our ability to pay dividends depends primarily upon receipt of sufficient funds from our subsidiaries.”

On June 30, 2020, our general shareholders’ meeting decided not to pay dividends for 2019 on common shares and declared a dividend of RUB 482.9 million on preferred shares (of which RUB 190.7 million was paid to Skyblock Limited), which was paid in October 2020. On June 28, 2019, our general shareholders’ meeting decided not to pay dividends for 2018 on common shares and declared a dividend of RUB 2,526.8 million on preferred shares (of which RUB 1,010.7 million was paid to Skyblock Limited), which was paid in August 2019. On June 29, 2018, our general shareholders’ meeting decided not to pay dividends for 2017 on common shares and declared a dividend of RUB 2,311.7 million on preferred shares (of which RUB 809.1 million was paid to Skyblock Limited), which was paid in August 2018. In each case, we could not pay insignificant amounts of dividends to those shareholders who did not provide us with their bank account details and/or due to the restriction of shareholders’ rights to receive dividends in certain cases provided for by Russian law. In addition, in 2020, the deadline for performing our obligation to pay dividends was suspended for the period of the moratorium established by the Russian government in connection with the spread of COVID-19, and resumed on September 23, 2020.

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

Significant Changes

Other than as described in this document, no significant change in our business has occurred since December 31, 2020.

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

Item 10. Additional Information

Charter and Certain Requirements of Russian Legislation

We describe below and in Exhibit 2.1 to this Annual Report on Form 20-F our registered common and preferred shares, the material provisions of our charter in effect on the date of this document and certain requirements of Russian legislation. In addition to this description, we urge you to review our charter, which is included as an exhibit to this document, to review its complete terms. The description of our charter is qualified in its entirety by reference to the charter.

Our Purpose

Article 4.1 of our charter provides that our primary purpose is to earn profit, as well as to provide the highest-quality products and services for our customers.

Description of Capital Stock

Pursuant to our charter, we have the right to issue registered common shares, preferred shares and other securities provided for by the legislation of the Russian Federation with respect to securities. Our capital stock currently consists of 555,027,660 shares, including 416,270,745 common shares, each with a nominal value of 10 Russian rubles, and 138,756,915 preferred shares, each with a nominal value of 10 Russian rubles, all of which are fully paid, issued and outstanding under Russian law. Our preferred shares are not convertible into common shares, bonds or other securities of Mechel. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. We are authorized to issue an additional 81,698,341 common shares with a nominal value of 10 rubles each. None of our capital stock is under option or agreed conditionally or unconditionally to be put under option. Any of our shares that are owned by our subsidiaries are not considered treasury shares under Russian law (i.e., they are considered outstanding shares), and we are able to vote such shares and dispose of such shares without any further corporate actions by our shareholders or Board of Directors, provided that such disposals are not major or interested party transactions. Currently, our wholly-owned subsidiary Skyblock Limited holds 54,793,636 preferred shares. The shares are considered issued and outstanding shares under Russian law and have all the rights attaching to other preferred shares. The preferred shares owned by Skyblock Limited are not considered outstanding for purposes of our IFRS financial statements. In December 2019, Skyblock Limited acquired 1,018,996 common shares representing approximately 0.24% of our voting shares. On September 29, 2020, Mechel repurchased 10,804,058 of its common shares representing approximately 1.95% of our charter capital, including 328,435 common shares held by Skyblock Limited. In October 2020, Mechel sold all the repurchased shares to our subsidiary Yakutugol. Currently, Skyblock Limited holds 690,561 common shares representing approximately 0.17% of our voting shares. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Currently, we have more than 10,000 holders of voting shares, which determines the applicability of certain provisions of the Joint-Stock Companies Law, as described below.

For detailed description of our securities, see Exhibit 2.1 to this Annual Report on Form 20-F.

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

A shareholder or group of shareholders owning in the aggregate at least 2% of the outstanding voting shares may introduce proposals for the agenda of the annual general shareholders’ meeting and may nominate candidates to the board of directors and the general director. Any agenda proposals or nominations must be provided to the company not later than 60 days after the preceding calendar year ends.

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

Furthermore, on July 1, 2016, provisions of the Federal Law No. 210-FZ stipulating the new procedure for corporate actions became effective which, inter alia, provides for a possibility of participation at general meetings of security holders by means of electronic voting for those shareholders who hold their shares either directly on a share register or through a depositary. This procedure may lead to delays in voting process and inconsistencies and may entail additional risks due to its novelty to the Russian market.

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

The Joint-Stock Companies Law prohibits the board of directors from acting on issues that fall within the exclusive competence of the general shareholders’ meeting. Our board of directors has the power to direct the general management of the company, and to decide, among others, the following issues:

•

determination of our business priorities and development strategy, approval of our annual and quarterly budgets (financial plans), development of our investment policy, review of the results of our financial and operational activities;

•	convening of annual and extraordinary general shareholders’ meetings, except in certain circumstances specified in the Joint-Stock Companies Law;

•	approval of the agenda of the general shareholders’ meeting and determination of the record date for shareholders entitled to participate in a general shareholders’ meeting;

•	placement of our bonds and other securities excluding shares;

•	determination of the price of our property and of our securities to be placed or repurchased, as provided for by the Joint-Stock Companies Law;

•	repurchase of our shares, bonds and other securities in certain cases provided for by the Joint-Stock Companies Law;

•	appointment of the general director and members of the management board, and early termination of their powers and the establishment of their compensation;

•	recommendations to the general shareholders’ meeting on the amount of a dividend and the payment procedure thereof;

•	determination of the fees payable for the services of an independent auditor;

•	the use of our reserve fund and other funds;

•	the creation and liquidation of branches and representative offices;

•	approval of internal documents, except for those documents whose approval falls within the competence of our shareholders or general director;

•	consent or subsequent approval of major and interested party transactions in the cases provided for by the Joint-Stock Companies Law;

•	approval of the procedures of internal control over financial and business operations of the company;

•	control over establishment of the risk management system;

•	increasing our charter capital by issuing additional shares within the limits of the authorized charter capital, except in certain circumstance specified in our charter;

•	approval of decisions on securities issuances and of the prospectus relating to such securities issuances, as well as of reports on the results of such securities issuances, amendments thereto;

•	approval of our share registrar and the terms of the agreement with it;

•	decision on filing of an application for listing of our shares or securities convertible into shares;

•	decision on disposal by the company of its issued shares;

•	approval of transactions for the acquisition, disposal and encumbrance of shares and stakes in the charter capitals of other companies, including approval of the material terms of such transactions;

•

approval of transactions exceeding 10% (but not more than 25%) of the balance sheet value of the company’s assets according to accounting statements on the last reporting date, except for transactions referred to the competence of the Management Board;

•	appointment and termination of the corporate secretary of the company;

•	approval of our annual report and annual financial statements; and

•	other issues, as provided for by the Joint-Stock Companies Law and our charter.

Our charter requires a majority vote of the directors present for a decision to pass, with the exception of decisions for which our charter requires a majority vote of all elected directors or a majority vote of the disinterested and independent directors, as described herein, or a unanimous vote in cases provided under Russian law. A board meeting is considered duly assembled and legally competent to act when the elected directors are present in a number necessary for the adoption of resolutions on items of the agenda in accordance with the charter. Quorum for a board meeting shall be at least half of the elected members of the board, unless otherwise provided by the law or the company’s charter.

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

•

approving transactions related to disposal by the company of non-current assets with a value of between 10% to 25% of the balance sheet value of the company’s assets, except for transactions provided by our charter and interested party transactions;

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

If the value of a transaction or a number of related transactions is 10% or more of the balance sheet value of the company’s assets calculated in accordance with the Russian accounting standards, as well as in other cases set out in the Joint-Stock Companies Law, the approval for such transactions shall be granted by a majority vote of shareholders holding voting shares, participating in the meeting, and not (i) interested in the transaction or (ii) controlled by persons interested in the transaction.

At the same time, the Joint-Stock Companies Law provides cases in which the relevant requirements do not apply. These include transactions entered into within the ordinary course of business (even if the company did not enter into similar transactions before), transactions in respect of property with the value not exceeding 0.1% of the balance sheet value of the company’s assets calculated in accordance with the Russian accounting standards as of the last reporting date, or transactions on the acquisition or redemption by the company of its issued shares, as well as in other cases set out in the Joint-Stock Companies Law.

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

Major Transactions

The Joint-Stock Companies Law defines a “major transaction” as a transaction or a number of related transactions entered into beyond the ordinary course of business and, at the same time, associated with the direct or indirect acquisition, disposal or possibility of disposal of property with a value of 25% or more of the balance sheet value of the company’s assets determined in accordance with the Russian accounting standards as of the last reporting date preceding the transaction, as well as in other cases set out in the Joint-Stock Companies Law.

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

At the same time, the Joint-Stock Companies Law sets out the cases to which requirements to the procedure of executing of major transactions do not apply:

•	transactions related to the placement of shares or other securities convertible into shares;

•	transactions entered into in the course of property rights transfer in a reorganization;

•	transactions mandatory for companies pursuant to the federal laws (settlements under such transactions are effected at fixed prices and tariffs set by the relevant governmental authorities); and

•	other cases set out in the Joint-Stock Companies Law.

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

The purpose of the facility was to finance payments under two contracts: the equipment and technology supply contract executed with Danieli & C. Officine Meccaniche S.p.A. and the general construction contract executed with Minmetals Engineering Co. Ltd. (“Minmetals”).

As of December 31, 2020, the principal amount outstanding under the facility was $154.9 million and €154.7 million (in aggregate approximately RUB 25.5 billion), with overdue principal in the amount of $154.9 million and €143.6 million (in aggregate approximately RUB 24.5 billion) and overdue interest in the amount of $8.9 million and €2.5 million (in aggregate approximately RUB 0.9 billion). In January 2021, the facility matured without being repaid. We hold negotiations with the lenders on the restructuring of the facility.

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

Repayment starts on the first repayment date, which means in respect of each of the tranches, the first payment date (January 21 or July 21) falling after the earlier of (a) the end of the availability period and (b) the construction completion date. The availability period under all three tranches is 30 months from the signing date. Facility A must be repaid in full after six years following the first repayment date, Facilities B and C must be repaid in full after seven and a half years following the first repayment date. On July 22, 2019, Facility A matured without being repaid. On January 21, 2021, Facilities B and C matured without being repaid.

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

Covenants and other matters

For the relevant period ending on December 31, 2020, we were not in compliance with financial and non-financial covenants.

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

Mechel may pay dividends: (i) on our common and preferred shares, provided that the ratio of Mechel’s Net Borrowings to EBITDA does not exceed 3.0:1, and if such dividends are funded from available excess cash flow, provided that no default occurs or would occur as a result of that payment; and (ii) if dividends on our preferred shares do not exceed 20% of Mechel’s net profit. If Mechel records a loss as shown in the financial statements, the amount of permitted dividends paid on our preferred shares shall be limited to RUB 7.5 million for any such financial year.

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

The credit facility agreement provides for certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreement is governed by English law.

Credit Facility Agreements for Yakutugol and Southern Kuzbass Coal Company from Gazprombank

General

In April 2013, our subsidiaries Yakutugol and Southern Kuzbass Coal Company entered into separate non-revolving credit facility agreements with Gazprombank for a total amount of $889.0 million: $400.0 million was made available to Southern Kuzbass Coal Company and $489.0 million was made available to Yakutugol, both for a period of up to five years with a three-year grace period obtained for the purposes of funding operations and refinancing of the short-term debt provided by Gazprombank. As of December 31, 2014, the amount outstanding under the Southern Kuzbass Coal Company facility was $400.0 million and the amount outstanding under the Yakutugol facility was $385.8 million.

In August and December 2015, Yakutugol and Southern Kuzbass Coal Company signed amendments to their credit facility agreements with Gazprombank to restructure debt in a total amount of $785.8 million. In

January 2016, the restructuring of these credit facilities became effective. As a result of the conversion into rubles, the debt of Yakutugol amounted to approximately RUB 30.5 billion and of Southern Kuzbass Coal Company amounted to approximately RUB 30.4 billion.

In June 2016, we signed amendments to the credit facility agreements under which accrued and unpaid interests in the amount of RUB 6.4 billion were capitalized. We repaid this amount and interest accrued on it during the period from April 15, 2017 to March 30, 2018.

In April 2020, the debt of Yakutugol and Southern Kuzbass Coal Company in the total amount of RUB 57.0 billion was restructured for a period of seven years with an option for further extension of maturity for three years, if certain conditions are met. The restructuring became effective on May 7, 2020.

Interest rate and interest period

Interest under the credit facilities is payable monthly at the CBR key rate plus 1.5% per year. The lender may increase the interest rate by 1% per year if the borrowers fail to meet certain obligations.

Repayment and prepayments

Repayment is to be made in monthly installments starting from May 20, 2020. The final maturity date is March 20, 2027. Final maturity may be further extended up to March 20, 2030, subject to fulfillment of certain conditions. The borrowers may prepay the loans in full or in part with a 10-day prior notice to the lender.

Guarantee

The borrowers’ obligations are guaranteed by Mechel, Mechel Mining, Mechel Carbon, Korshunov Mining Plant, Urals Stampings Plant, Chelyabinsk Metallurgical Plant, Mecheltrans, Mechel Service, Izhstal, Mechel Coke, Port Posiet, Mechel-BusinessService and cross guarantee between Southern Kuzbass Coal Company and Yakutugol.

Security

Yakutugol’s obligations are secured by a pledge of 25%+1 share in each of Korshunov Mining Plant, Port Posiet, Chelyabinsk Metallurgical Plant, Izhstal, Urals Stampings Plant and Mechel Mining, 45%+1 share of Southern Kuzbass Coal Company, 49% of Yakutugol, 25%+1 share of common shares of Beloretsk Metallurgical Plant and 25% of registered capital of Port Temryuk.

Southern Kuzbass Coal Company’s obligations are secured by a pledge of 25%+1 share in each of Korshunov Mining Plant, Port Posiet, Izhstal and Mechel Mining, 45%+1 share of Southern Kuzbass Coal Company, 49% in each of Yakutugol and Urals Stampings Plant, 25%+1 share of common shares of Beloretsk Metallurgical Plant and 25% of registered capital in each of Port Temryuk and Bratsk Ferroalloy Plant.

Covenants and other matters

For the relevant period ending on December 31, 2020, we were not in compliance with certain financial and non-financial covenants.

Under the credit facility agreements, Mechel group’s ratio of Total Debt to EBITDA shall not exceed 6.0:1 in 2021, 4.0:1 in 2022, 3.5:1 in 2023 and 3.0:1 in 2024-2027. Mechel group’s ratio of EBITDA to Consolidated Financial Expense shall not be less than 2.0:1 in 2021-2022 and 3.0:1 in 2023-2027. We also have to comply with the ratio of Cash flow from operating activities to EBITDA of 80% in 2021-2027 and the ratio of EBITDA to Revenue of 15% in 2021 and 20% in 2022-2027.

The credit facility agreements provide for certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt, as well as restrictions on payment of dividends, acquisitions and disposals and certain other transactions.

The credit facility agreements are governed by Russian law.

Syndicated Loan for Chelyabinsk Metallurgical Plant from VTB Bank

General

On July 12, 2018, Chelyabinsk Metallurgical Plant entered into a syndicated credit facility agreement with VTB Bank and VTB Bank (Europe) SE for a total amount of up to €950.0 million (two tranches of $1,004 million and $38 million in euro equivalent) to refinance the pre-export credit facilities of Yakutugol and Southern Kuzbass Coal Company and for the purposes of funding operating activities. We drew down a total of €896.7 million under this credit facility.

On April 21, 2020, Chelyabinsk Metallurgical Plant signed an amendment agreement which provides for extension of the repayment grace period until May 2022 and final maturity until March 2027, as well as issuance of two additional tranches in the total amount of up to RUB 66.9 billion to refinance the existing indebtedness with VTB Bank and to repurchase shares from shareholders of Mechel and Chelyabinsk Metallurgical Plant. The restructuring became effective on May 7, 2020. In September-October 2020, we received a total of RUB 59.4 billion under this credit facility.

Interest rate and interest period

The interest rate is set at 1M EURIBOR plus a margin of 5.5% per year for the euro-denominated tranches and at the CBR key rate plus 1.5% per year for the ruble-denominated tranches. Interest capitalization may be applied to the ruble-denominated tranches if the calculated interest rate is above payable rate which also depends on the Mechel group’s ratio of Net Debt to EBITDA. The lender may increase the interest rate by 1% per year if the borrower fails to meet certain obligations under the credit facility.

Interest is payable on a monthly basis.

Repayment and prepayments

The credit facility is repayable in monthly installments starting from May 6, 2022. The original final maturity date is March 6, 2027. The borrower is granted with an option for further extension of maturity of up to March 6, 2030, subject to fulfillment of extension conditions.

Guarantee

The borrower’s obligations are guaranteed by Mechel, Mechel Mining, Mechel Carbon, Yakutugol, Southern Kuzbass Coal Company, Korshunov Mining Plant, Urals Stampings Plant, Bratsk Ferroalloy Plant, Mecheltrans and Mechel Service.

Security

The borrower’s obligations are secured by a pledge of 50%-2 shares of Yakutugol, 50%+2 shares of Southern Kuzbass Coal Company, 25%+1 share of Korshunov Mining Plant, 25%+1 share of Urals Stampings Plant, 37.5%+1 share of Mechel Mining, 46.66%-1 share of Chelyabinsk Metallurgical Plant and 1.95% of shares of Mechel.

Covenants and other matters

For the relevant period ending on December 31, 2020, we were not in compliance with financial and certain non-financial covenants.

Under the credit facility agreement, Mechel group’s ratio of Net Debt to EBITDA shall not exceed 6.00:1 until December 31, 2021, 5.00:1 until December 31, 2022, 4.50:1 until December 31, 2023, 4.00:1 until December 31, 2024 and 3.00:1 until December 31, 2025 and thereafter. Mechel group’s ratio of EBITDA to Net Interest Expense shall not be less than 2.00:1 until December 31, 2022 and 3.00:1 until December 31, 2023 and thereafter. Financial covenants are tested on a quarterly basis.

The credit facility provides for certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt, as well as restrictions on payment of dividends, acquisitions and disposals and certain other transactions.

The credit facility agreement is governed by Russian law.

Sale and Purchase Agreement for the Elga Coal Complex

On April 21, 2020, we entered into a sale and purchase agreement with A-Property OOO for the disposal of 50.9990202673% stake in Elgaugol OOO, a 51% stake in Elga-road OOO and a 51% stake in MecheltransVostok OOO for RUB 89 billion paid in cash. All proceeds from disposal of the Elga coal complex were used by the group to reduce its debt level and partially repay indebtedness.

The sale and purchase agreement is governed by Russian law and contains certain provisions relating to transaction closing, customary representations and warranties and notice provisions.

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

As part of the adoption by the Russian government of measures to support the Russian economy during the COVID-19 pandemic, amendments were made to the tax legislation, according to which an individual holder of the shares and ADSs, actually present in the Russian Federation from 90 to 182 days in the period from January 1 to December 31, 2020, is recognized as a tax resident of the Russian Federation in the tax period of 2020 if such an individual submits an application to the tax authority at the place of residence, or to the tax authority at the place of stay, if an individual does not have a place of residence on the territory of the Russian Federation, or to the tax authority at the place of registration, the latter refers to an individual who is not an individual entrepreneur and does not have a place of residence or place of stay on the territory of the Russian Federation, by April 30, 2021.

For the purposes of this summary, a “non-resident holder” is a holder of the shares or ADSs which is not qualified to be a Russian resident holder as defined in the previous paragraph.

Taxation of acquisition of the shares and ADSs

No Russian tax implications should arise for holders of the shares and ADSs upon purchase of the shares and ADSs. However, starting from 2015, Russian resident holders are required to notify tax authorities about their participation in Russian organizations (in case of direct participation interests in excess of 10%) not later than one month from the date of commencement of such participation. In addition, under certain conditions a taxable material gain may arise for individuals if the shares and ADSs are purchased at a price below the deemed market value. Also, in certain circumstances, a Russian resident holder that is an organization acquiring the shares or ADSs is generally obliged to act as a tax agent to withhold income tax on proceeds from the sale of the shares or ADSs to be transferred to a non-resident holder disposing such shares or ADSs taking into account existing double tax treaties with the jurisdiction of the non-resident holder. We urge such holders to consult their tax advisers regarding specific tax consequences of acquisition of the shares or ADSs.

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

The effective rate of this tax may be lower than 13% (other than to non-resident companies and non-resident individuals) owing to the fact that generally this tax should be calculated by multiplying the basic tax rate (13%) by the difference between (i) the dividends to be distributed by us to our shareholders, and (ii) dividends collected by us in the current and preceding tax periods from other Russian persons (except for dividends which under the current Russian tax law are taxable at the rate of 0%, dividends received from foreign organizations, the actual source of payment of which are Russian organizations, to which the taxpayer has the actual right and to which the rate of 0% is applied, dividends received from a foreign organization to which the taxpayer has the actual right in accordance with the Russian Tax Code, and provided that the amount of dividends was not previously included when determining the amount of tax in respect of income received by a Russian organization in the form of dividends).

Since January 1, 2021, for Russian resident holders of shares that are individuals, the tax rate may exceed 13% if the total amount of certain income paid to them (including dividends) exceeds 5 million rubles. In this case, the tax will be 650 thousand rubles and 15% of the amount of income exceeding 5 million rubles.

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

From January 1, 2021 to December 31, 2023, organizations that are tax residents of the Russian Federation can apply the 0% tax rate if such organizations have the actual right to receive income in the form of dividends and indirectly own the Russian organization that paid dividends, subject to the following conditions: (1) the share of indirect ownership of an organization recognized as a tax resident of the Russian Federation and having the actual right to dividends in the equity (share) capital (fund) of a Russian organization that pays dividends is at least 50%; (2) the amount of dividends, the actual right to which has an organization recognized as a tax resident of the Russian Federation, is at least 50% of the total amount of distributed dividends; and (3) within 180 days from the date of payment of dividends by a Russian organization, income from passive activity is credited to the accounts of an organization recognized as a tax resident of the Russian Federation and having the actual right to dividends in the amount equal to or exceeding the amount of dividends paid, the actual right to which is held by an organization recognized as a tax resident of the Russian Federation, net of corporate income tax withheld in the Russian Federation.

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

Since January 1, 2021, for Russian resident holders of ADSs that are individuals, the tax rate may exceed 13% if the total amount of certain income paid to them (including dividends) exceeds 5 million rubles. In this case, the tax will be 650 thousand rubles and 15% of the amount of income exceeding 5 million rubles.

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

From January 1, 2021 to December 31, 2023, the 0% rate can be applied by foreign organizations that have independently recognized themselves as tax residents of the Russian Federation, provided that certain conditions are met: (1) the foreign organization receiving dividends for at least 365 calendar days continuously owns of at least 50% contribution (stakes) in the equity (share) capital (fund) of the organization paying dividends or depositary receipts giving the right to receive dividends in the amount equal to at least 50% of the total amount of dividends paid by the organization; (2) the state (territory) of state registration of the foreign organization receiving dividends and the foreign organization paying dividends (if applicable) is not included in the list of states and territories approved by the Ministry of Finance of the Russian Federation that provide a preferential tax treatment and/or do not provide for the disclosure and provision of information during financial transactions (offshore zones); and (3) dividends are credited to the foreign organization’s accounts with Russian banks.

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

Since November 27, 2018, the sale of shares is taxable at a rate of 0% provided that there is a documentary evidence that on the date of sale of such shares they were continuously owned by Russian resident holders on the basis of the right of ownership or other proprietary right for more than five years, and provided that such shares constitute the charter capital of Russian organizations in which no more than 50% of assets directly or indirectly consist of immovable property located in Russia.

However, it should be noted that the determination of whether more than 50% of our assets consist of immovable property located in Russia is inherently factual and is made on an ongoing basis, and the relevant Russian legislation in this respect is not entirely clear. Hence, there can be no assurance that immovable property owned by us and located in Russia will not constitute more than 50% of the company’s assets as at the date of the sale of shares by residents.

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

As the taxation of capital gains from the sale of ADSs is not sufficiently defined in Russian tax legislation, we urge Russian residents to consult their own tax advisors regarding the tax treatment of the purchase, ownership and disposition of ADSs.

Individuals

Capital gains arising from the sale, exchange or other disposition of the shares and ADSs by individuals who are Russian resident holders must be declared on the holder’s tax return and are subject to personal income tax at a rate of 13%.

Since January 1, 2021, for Russian resident holders of shares that are individuals, the tax rate may exceed 13% if the total amount of certain income paid to them (including capital gains arising from the sale, exchange or other disposition of the shares and ADSs) exceeds 5 million rubles. In this case, the tax will be 650 thousand rubles and 15% of the amount of income exceeding 5 million rubles.

Since November 27, 2018, the sale of shares by Russian individuals resident holders is not subject to personal income tax provided that there is a documentary evidence that on the date of sale of such shares they were continuously owned by Russian resident holders on the basis of the right of ownership or other proprietary right for more than five years, and provided that such shares constitute the charter capital of Russian organizations in which no more than 50% of assets directly or indirectly consist of immovable property located in Russia.

However, it should be noted that the determination of whether more than 50% of our assets consist of immovable property located in Russia is inherently factual and is made on an ongoing basis, and the relevant Russian legislation in this respect is not entirely clear. Hence, there can be no assurance that immovable property owned by us and located in Russia will not constitute more than 50% of the company’s assets as at the date of the sale of shares by residents.

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

As the taxation of capital gains from the sale of ADSs is not sufficiently defined in Russian tax legislation, we urge Russian residents to consult their own tax advisors regarding the tax treatment of the purchase, ownership and disposition of ADSs.

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

Individuals

The taxation of the income of non-resident individuals depends on whether the income is received from Russian or non-Russian sources. Russian tax law considers the place of sale as an indicator of source. Accordingly, the sale of the shares and ADSs outside of Russia by individuals who are non-resident holders should not be considered Russian source income and, therefore, should not be taxable in Russia. However, the Russian tax law gives no clear indication as to how the place of sale of the shares and ADSs should be defined in this respect. Therefore, the Russian tax authorities may have a certain amount of flexibility in concluding whether a transaction is within Russia or outside of Russia.

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

In order to apply the provisions of relevant double tax treaties, the individual holders must submit documents as described in “— Tax treaty procedures” below.

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

Since January 1, 2021, if a person who has the actual right to receive income in the form of dividends and indirectly owns the organization that paid income in the form of dividends is a tax resident of the Russian

Federation, a rate of 13% may be applied to the tax base determined for income received in the form of dividends, provided that the required information (documents) is submitted to the tax agent which pays such income. At the same time, in the period from January 1, 2021 to December 31, 2023, for residents of the Russian Federation who have the actual right to dividends and indirectly own the paying organization, it remains possible to apply the 0% rate, subject to certain conditions. See “— Taxation of dividends.” The indirect participation of each subsequent person with the actual right to receive income in a Russian organization that pays income in the form of dividends is equivalent to direct participation in a Russian organization that pays income in the form of dividends.

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

Taxation of dividends on shares or ADSs

Subject to the passive foreign investment company rules described below, for U.S. federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to shares or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with U.S. federal income tax principles. Certain dividends received by non-corporate U.S. Holders may be taxed at the lower applicable capital gains rate. This lower capital gains rate is only applicable to dividends paid by “qualified foreign corporations” (which term excludes PFICs, as defined below) and only with respect to shares or ADSs held for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). A company will be a qualified foreign corporation if: (a) it is eligible for the benefits of an applicable United States income tax treaty; or (b) the stock with respect to which such dividend is paid is readily tradable on an established securities market in the United States. Non-corporate U.S. Holders are strongly urged to consult their tax advisers as to the applicability of the lower capital gains rate to dividends received with respect to shares or ADSs. Distributions in excess of our current and accumulated earnings and profits will be applied against and will reduce a U.S. Holder’s tax basis in shares or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such shares or ADSs and will be treated as described under “— Taxation on sale or other taxable disposition of shares or ADSs” below. We do not currently and do not intend to calculate our earnings and profits for U.S. federal income tax purposes and, unless we make such calculations, U.S. Holders should expect that any distributions with respect to shares or ADSs generally will be reported to them as a dividend, even if that distribution would otherwise be treated as a return of capital or as a capital gain pursuant to the rules described above. Such dividends will not be eligible for the dividends received deduction allowed to corporations.

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

Passive foreign investment company status

A non-U.S. company is a passive foreign investment company (“PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (1) at least 75% of its gross income is passive income or (2) at least 50% of the average value of its assets (based on an average of the quarterly values of the assets) is attributable to assets that produce or are held to produce passive income. We believe that for U.S. federal income tax purposes, we were not a PFIC for the taxable year ending in 2020. However, the PFIC determination is made annually and may involve facts that are not within our control. In addition, there are special requirements that apply to income from the sale and ownership of commodities that need to be satisfied in order for amounts attributable to commodities to be treated as non-passive. If we were classified as a PFIC at any time that a U.S. Holder holds our ADSs or shares, such holder may be subject to materially adverse U.S. federal income tax consequences compared to an investment in a company that is not considered a PFIC, including being subject to greater amounts of U.S. tax on distributions and gains on the sale or other taxable disposition of the ADSs and shares as well as being subject to additional U.S. tax filing requirements. Additionally, dividends paid by the company to non-corporate U.S. Holders would not be eligible for the special reduced rate of tax described above under “— Taxation of dividends on shares or ADSs.” U.S. Holders should consult their tax advisers as to the consequences of an investment in a PFIC.

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

Documents on Display

We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.mechel.com. The information contained on our website is not incorporated by reference in this document.

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

See notes 3 and 10.3 to the consolidated financial statements for more information on foreign currency translations, derivative financial instruments, market risks and risk management.

Currency Risk

The functional currencies for our main Russian and European subsidiaries are the Russian ruble and euro, respectively. The U.S. dollar is the functional currency of our other main international operations. Our reporting currency is the Russian ruble.

In the past we entered into forward transactions to buy U.S. dollars for euros to hedge our exposure to movements in foreign currency exchange rates arising in relation to euro-denominated accounts receivable of our trading subsidiaries. These derivatives were not designated as hedging contracts for accounting purposes. As of December 31, 2020, we did not have any forward transactions.

We are exposed to movements in U.S. dollar and euro exchange rates relative to the Russian ruble, our reporting currency. For a description of exchange rates, our transactions and balances exposed to foreign currency risk and sensitivity analysis, please see notes 3(g) and 10.3 to the consolidated financial statements.

Interest Rate Risk

Interest rate risk is the risk that changes in floating interest rates adversely impact our financial results. As of December 31, 2020, 2019 and 2018, the shares of the borrowings with floating rates in the total amount of the borrowings were 98% (including the CBR key rate — 52%, LIBOR, EURIBOR and others — 46%), 97% (including the CBR key rate — 65%, LIBOR, EURIBOR and others — 32%) and 97% (including the CBR key rate — 65%, LIBOR, EURIBOR and others — 32%), respectively.

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

See notes 10.1 and 10.3 to the consolidated financial statements for information on our outstanding debt, interest rates and scheduled maturities of the outstanding debt, as well as our sensitivity to the change of floating rates.

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

Depositary Payments for 2020, 2019 and 2018

In consideration for its appointment as depositary, DBTCA agreed to reimburse us for costs of the maintenance of our ADS programs and of ADS-programs related investor relations activities. For the years ended December 31, 2019 and 2018, DBTCA reimbursed us approximately $745,198 and $402,816, respectively, in regard to our common ADS-program. According to our estimates, we expect to receive reimbursement of approximately $451,155 for the year ended December 31, 2020 in regard to our common ADS-program. For the years ended December 31, 2020, 2019 and 2018, DBTCA reimbursed us approximately $104,117, $399,954 and $378,975, respectively, in regard to our preferred ADS-program.

In addition, for the years ended December 31, 2020, 2019 and 2018, DBTCA made the following payments on our behalf in relation to our ADS programs:

	Year Ended December 31,
Category	2020	2019	2018
	(In U.S. dollars)
NYSE listing fees	91,878	88,854	85,037

In addition, DBTCA waived the cost of various ADR program-related support services that it provided to us in 2020, 2019 and 2018. DBTCA had valued these services at up to $362,500 per annum for common ADSs when DBTCA was re-appointed in 2020 and at $160,000 per annum for preferred ADSs when DBTCA was appointed in 2015. The volume of the costs that DBTCA agrees to waive may vary depending on the depositary receipt program size within particular year. Under certain circumstances, including early termination of the appointment of DBTCA, we would be required to repay to DBTCA some or all of the payments made to us or on our behalf (including fees waived by it) since its appointment.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

As of March 18, 2021, we did not pay amounts due in respect of principal and interest under our export credit facility agreements and were in breach of a number of financial and non-financial covenants under our credit facilities. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Restrictive Covenants,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Our creditors had accelerated and in the future may accelerate amounts due under our loan agreements due to our failure to comply with our payment and other obligations,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We may fail to comply with the terms of the restructured indebtedness or be unable to restructure all of our indebtedness in the future,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We have a substantial amount of outstanding indebtedness with restrictive financial covenants and most shares and assets in our subsidiaries are pledged” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — If we fail to fulfill payment obligations under the group’s lease agreements, our lessors may require the return of the leased assets, which could materially adversely affect our business, financial condition, results of operations and prospects.”

The table below summarizes the payment defaults, cross-defaults and other covenant breaches under our main facility agreements:

	Non-payment of principal or interest (yes/no)	Cross-default (yes/no)	Breach of financial covenants(1) (yes/no)	Breach of non- financial covenants(1) (yes/no)
VTB Bank	no	yes	yes	yes
Gazprombank	no	yes	yes	yes
Universal Rolling Mill Facility Agreement	yes	yes	yes	yes
Other(2)	yes	yes	yes	yes

(1)	The breaches provided in this table are as of December 31, 2020.
(2)	Includes export credit facility agreements.

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

The failure to pay amounts due, the non-compliance with financial and non-financial covenants and the triggering of the cross-default provisions resulted in the reclassification of our group’s long-term debt into short-term liabilities in the amount of RUB 248,667 million as of December 31, 2020.

Payment Defaults

As of March 18, 2021, the total amount in default for failure to pay principal and interest under our export credit facility agreements was approximately RUB 33.1 billion. Conversion from U.S. dollars and euros into rubles is made using the CBR exchange rate on March 18, 2021. The amounts presented below as of March 18, 2021 do not include various fines, surcharges and penalty fees, unless otherwise noted.

Universal Rolling Mill Facility Agreement

Facility Agreement for Chelyabinsk Metallurgical Plant from BNP Paribas, Gazprombank and UniCredit —the principal amount outstanding was $154.9 million and €154.7 million (in aggregate approximately RUB

24.8 billion), including overdue principal in the amount of $154.9 million and €154.7 million (in aggregate approximately RUB 24.8 billion). In addition, the amount of overdue interest was $11.2 million and €2.8 million (in aggregate approximately RUB 1.1 billion).

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures

As required by paragraph (b) of Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, management has evaluated, with the participation of our Chief Executive Officer and Deputy Chief Executive Officer for Economics and Finance, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and other procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported to management, including our Chief Executive Officer and Deputy Chief Executive Officer for Economics and Finance, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

Based on the evaluation of our disclosure controls and procedures in place as of December 31, 2020, our controls and procedures were assessed as effective.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Deputy Chief Executive Officer for Economics and Finance and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and includes those policies and procedures that:

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

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2020 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (“COSO”), “Internal Control — Integrated Framework” (2013). Based on the assessment, our management believes our company maintained effective internal control over financial reporting as of December 31, 2020.

Ernst & Young LLC, an independent registered public accounting firm, has audited our consolidated financial statements and has also issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2020, a copy of which appears below.

(c)	Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Mechel PAO

Opinion on Internal Control over Financial Reporting

We have audited Mechel PAO’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Mechel PAO (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, and the related consolidated statements of profit (loss) and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes, and our report dated March 11, 2021 expressed an unqualified opinion thereon that included an explanatory paragraph regarding the Company’s ability to continue as a going concern.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

March 11, 2021

(d)	Changes in Internal Control over Financial Reporting

There have been no material changes in our internal control over financial reporting identified in the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 of the Exchange Act that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Georgy Petrov, Chairman of our Audit Committee, is an “audit committee financial expert.” Mr. Petrov is independent in accordance with SEC Rule 10A-3. For a description of Mr. Petrov’s experience, see “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.”

Item 16B. Code of Ethics

We have adopted a code of business conduct and ethics that applies to our directors, officers and employees. It is available at www.mechel.com and www.mechel.ru. Hard copies of our code of business conduct and ethics are available free of charge to any person upon request. In order to request a hard copy, please send an inquiry to ir@mechel.com indicating postal address to which the hard copies should be sent and a contact person. No amendments were made to our code of business conduct and ethics in 2020.

Item 16C. Principal Accountant Fees and Services

Ernst & Young LLC has served as our independent registered public accountants for each of the fiscal years in the three year period ended December 31, 2020, for which audited financial statements appear in this annual report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young LLC in 2020 and 2019, respectively.

	Year Ended December 31,
	2020	2019
	(In millions of Russian rubles, net of VAT)
Audit Fees	128.9	136.8
Audit-related Fees	0.7	0.7
Tax Fees	1.2	—
Other Fees	0.2	5.0

Total	131.0	142.5

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

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required that we implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of Ernst & Young LLC for all audit and non-audit services, including tax services. All audit, audit-related and tax services rendered by Ernst & Young LLC in 2020 were approved by the Audit Committee before Ernst & Young LLC was engaged for such services. No services of any kind were approved pursuant to a waiver permitted pursuant to 17 CFR 210.2-01(c)(7)(i)(C).

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not repurchase any ADSs in 2020.

On September 29, 2020, Mechel PAO acquired 10,804,058 of its common shares (state registration number of issue 1-01-55005-E in Mechel PAO), including 328,435 common shares held by our wholly-owned subsidiary Skyblock Limited, as a result of making the mandatory buy-back of common shares that it was required to do under the provisions of the Joint-Stock Companies Law. The common shares were purchased from the shareholders that voted against or did not participate in the voting on the decision approving the major transactions on the annual general meeting that was held on June 30, 2020. For more information on Russian regulation related to share buy-back, see Exhibit 2.1 to this Annual Report on Form 20-F.

The purchase price paid per one common share amounted to RUB 80.57. The amount of acquired common shares represented approximately 1.95% of charter capital of Mechel. In October 2020, Yakutugol acquired from Mechel 10,804,058 common shares.

Month	Total Number of Common Shares Purchased	Average Price Paid per Common Share	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Common Shares that May Yet Be Purchased Under the Plans or Programs
September 2020	10,804,058	RUB 80.57	—	—

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

PART III

Item 17. Financial Statements

See instead “Item 18. Financial Statements.”

Item 18. Financial Statements

The following financial statements, together with the report of Ernst & Young LLC, are filed as part of this annual report on Form 20-F.

Item 19. Exhibits

Exhibit No.	Description

1.1	Charter of Mechel PAO (new version) registered on July 22, 2020 (English translation).

2.1	Description of the registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

4.1	Facilities Agreement dated September 15, 2010 made between Chelyabinsk Metallurgical Plant OAO and BNP Paribas S.A. is incorporated herein by reference to Exhibit 4.39 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.2	Deed of Amendment between Chelyabinsk Metallurgical Plant OAO and BNP Paribas S.A. dated March 6, 2012; Deed of Amendment between Chelyabinsk Metallurgical Plant OAO and BNP Paribas S.A. dated June 21, 2013; Deed of Amendment between Chelyabinsk Metallurgical Plant OAO and BNP Paribas S.A. dated June 21, 2013 is incorporated herein by reference to Exhibit 4.40 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

4.3	Amendment agreement No.6 dated April 20, 2020 to Facility agreement No.84/13-B dated April 26, 2013 between Gazprombank (Joint Stock Company) and Southern Kuzbass Coal Company Public joint-stock company (English translation).

4.4	Amendment agreement No.6 dated April 20, 2020 to Facility agreement No.85/13-B dated April 26, 2013 between Gazprombank (Joint Stock Company) and Yakutugol Joint-Stock Holding Company (English translation).

4.5	Addendum 1 dated April 21, 2020 to Syndicated Loan Agreement dated July 12, 2018 between Chelyabinsk Metallurgical Plant Public Joint-Stock Company, VTB Bank (public joint-stock company) and VTB Bank (Europe) SE (English translation).

4.6	Sale and purchase agreement in relation to participation interests in the charter capitals of Elgaugol Ltd., Elga-road Company Limited and MecheltransVostok OOO dated April 21, 2020 made between Joint-Stock Holding Company Yakutugol, Mechel-Trans OOO and Limited Liability Company A-Property (English translation).*

8.1	Key subsidiaries of Mechel.

12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by the Deputy Chief Executive Officer for Economics and Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by the Deputy Chief Executive Officer for Economics and Finance pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	The following financial information formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Statement of Profit (Loss) and Other Comprehensive Income for the years ended December 31, 2020, 2019 and 2018, (ii) Consolidated Statement of Financial Position as of December 31, 2020 and 2019, (iii) Consolidated Statement of Changes in Equity for the years ended December 31, 2020, 2019 and 2018, (iv) Consolidated Statement of Cash Flows for the years ended December 31, 2020, 2019 and 2018, and (v) Notes to the Consolidated Financial Statements.

*	We undertake to furnish supplementally to the Securities and Exchange Commission upon request a copy of any omitted information, schedule or exhibit to such agreement.

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

Date: March 18, 2021

CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Mechel PAO

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Mechel PAO, a public joint stock company (the Company) as of December 31, 2020 and 2019, the related consolidated statements of profit (loss) and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 11, 2021 expressed an unqualified opinion thereon.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has significant debt that it does not have the ability to repay without it refinancing or restructuring, has not complied with certain covenants of its major loan agreements with banks and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of goodwill and other non-current assets

Description of the Matter

As of December 31, 2020, the Company recognized an impairment loss of 3,897 million rubles. As disclosed in Note 17 to the consolidated financial statements, the impairment charge of 3,324 million rubles relates to goodwill at Yakutugol and the impairment charge of 573 million rubles relates to non-current assets. The Company tests goodwill for impairment on an annual basis and when indicators exist, and tests property, plant and equipment and mineral licenses for impairment when indicators exist in accordance with IAS 36 Impairment of Assets.

Auditing management’s impairment tests was complex given the judgment and estimation uncertainty involved in concluding on key assumptions such as discount rates, forecasts of coal and steel product prices and sales volumes, terminal growth rates and operating costs. These assumptions are affected by such factors as expected future market or economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s impairment testing process. For example, we tested controls over management’s review of key assumptions including the discount rates, forecasts of coal and steel product prices and sales volumes, terminal growth rates and operating costs.

Our procedures also included, among others evaluating the reasonableness of key assumptions used by management, such as discount rates, forecasts of coal and steel product prices and sales volumes, terminal growth rates and operating costs as the recoverable amounts are most sensitive to changes in these assumptions. We evaluated whether the assumptions used by management were reasonable considering the current and past performance of the cash generating units, the consistency with external market and industry data, the results of sensitivity analysis we performed and whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of management’s discount cash flow models and significant assumptions, including the discount rates, forecasts of coal and steel product prices and sales volumes, terminal growth rates and operating costs.

We assessed the adequacy of the disclosures related to impairment tests in the consolidated financial statements.

Realizability of deferred tax assets

Description of the Matter	As stated in Note 19 to the consolidated financial statements, as of December 31, 2020, the Company had recognized a deferred tax asset on net operating loss carryforward of 5,355 million rubles, out of which 2,903 million rubles relates to the consolidated group of taxpayers. In 2020, the consolidated group of taxpayers consisted of 20 Russian subsidiaries of the Company operating under an agreement that terminates on January 1, 2023. Due to the fact that the consolidated group of taxpayers has accumulated significant tax losses since its establishment, the Company must determine what portion of accumulated tax losses to recognize as a deferred tax asset based on the availability of future taxable profits.

Auditing management’s analysis of the realizability of the deferred tax assets was complex given the subjective judgments and estimation uncertainty regarding the likely timing and the amount of future taxable profits to be generated to support the realization of the existing accumulated losses of consolidated group of taxpayers before expiration. The key assumptions used by management in determining future taxable profits included revenue and costs forecasts (coal and steel product prices and sales volumes, operating costs) that are affected by future market or economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s assessment of the realizability of deferred tax assets from accumulated tax losses of the consolidated group of taxpayers. For example, we tested controls over management’s projections of future taxable profits and review of key assumptions such as revenue and costs forecasts (coal and steel product prices and sales volumes, operating costs).

To test the adequacy of management’s assessment of realizability of deferred tax assets, our procedures included, among others, evaluation of key assumptions used by the Company to develop projections of future taxable profits of the consolidated group of taxpayers such as revenue and costs forecasts (coal and steel product prices and sales volumes, operating costs). Evaluating management’s assumptions related to generating future taxable profits involved evaluating whether the assumptions used by management were reasonable considering the current and past performance of the consolidated group of taxpayers, the consistency with external market and industry data, the results of sensitivity analysis we performed and whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of management’s discount cash flow models and significant assumptions, including revenue and costs forecasts (coal and steel product prices and sales volumes, operating costs).

We assessed the adequacy of the disclosures related to deferred income taxes on the accumulated tax losses of the consolidated group of taxpayers in the consolidated financial statements.

/s/ Ernst & Young LLC

We have served as the Company’s auditor since 2003.

Moscow, Russia

March 11, 2021

MECHEL PAO

CONSOLIDATED STATEMENT OF PROFIT (LOSS) AND

OTHER COMPREHENSIVE INCOME

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

	Notes	Year ended December 31, 2020	Year ended December 31, 2019*	Year ended December 31, 2018*
Continuing operations
Revenue from contracts with customers	26	265,454	287,153	303,795
Cost of sales		(170,605)	(183,086)	(174,058)

Gross profit	26	94,849	104,067	129,737

Selling and distribution expenses		(49,994)	(48,432)	(49,752)
Impairment of goodwill and other non-current assets, net	17	(3,897)	(1,804)	(7,222)
Allowance for expected credit losses on financial assets	12, 14	(149)	(234)	(941)
Taxes other than income taxes		(3,446)	(4,517)	(4,026)
Administrative and other operating expenses	24.1	(18,437)	(15,568)	(18,332)
Other operating income	24.3	999	688	1,682

Total selling, distribution and operating income and (expenses), net		(74,924)	(69,867)	(78,591)

Operating profit		19,925	34,200	51,146

Finance income	24.4	3,504	590	33,943
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	24.4	(25,145)	(33,863)	(37,514)
Foreign exchange (loss) gain, net		(36,388)	18,288	(24,187)
Share of profit of associates, net	7	20	28	10
Other income	24.5	718	228	498
Other expenses	24.5	(259)	(483)	(346)

Total other income and (expense), net		(57,550)	(15,212)	(27,596)

(Loss) profit before tax from continuing operations		(37,625)	18,988	23,550
Income tax expense	19	(2,528)	(7,913)	(2,653)

(Loss) profit for the period from continuing operations		(40,153)	11,075	20,897
Discontinued operations
Profit (loss) after tax for the period from discontinued operations	25	41,609	(6,790)	(7,361)

Profit for the period		1,456	4,285	13,536

Attributable to:
Equity shareholders of Mechel PAO		808	2,409	12,628
Non-controlling interests		648	1,876	908

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 25).

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MECHEL PAO

CONSOLIDATED STATEMENT OF PROFIT (LOSS) AND

OTHER COMPREHENSIVE INCOME (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

	Notes	Year ended December 31, 2020	Year ended December 31, 2019*	Year ended December 31, 2018*
Other comprehensive income
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods, net of income tax		2,042	(1,771)	(9)
Exchange differences on translation of foreign operations		2,042	(1,771)	(9)
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods, net of income tax		253	(867)	487
Net gain (loss) on equity instruments designated at fair value through other comprehensive income		53	—	—
Re-measurement of defined benefit plans	21	200	(867)	487

Other comprehensive income (loss) for the period, net of tax		2,295	(2,638)	478

Total comprehensive income for the period, net of tax		3,751	1,647	14,014

Attributable to:
Equity shareholders of Mechel PAO		3,099	(210)	13,096
Non-controlling interests		652	1,857	918
Earnings per share
Weighted average number of common shares	23	412,589,910	416,256,510	416,270,745
Earnings per share (Russian rubles per share) attributable to common equity shareholders – basic and diluted	23	1.96	5.79	30.34
(Loss) earnings per share from continuing operations (Russian rubles per share) – basic and diluted	23	(98.89)	22.10	48.02
Earnings (loss) per share from discontinued operations (Russian rubles per share) – basic and diluted	23	100.85	(16.31)	(17.68)

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 25).

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MECHEL PAO

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as of December 31, 2020

(All amounts are in millions of Russian rubles)

	Notes	December 31, 2020	December 31, 2019
Assets
Non-current assets
Property, plant and equipment	15, 17	81,345	179,264
Right-of-use assets	10.2	12,840	17,728
Mineral licenses	16	18,458	31,075
Goodwill and other intangible assets	16, 17	10,383	13,652
Investments in associates	7	341	321
Deferred tax assets	19	561	3,648
Other non-current assets	13	611	553
Non-current financial assets		445	232

Total non-current assets		124,984	246,473

Current assets
Inventories	11	42,138	39,773
Income tax receivables		45	65
Trade and other receivables, net	12	16,403	15,340
Other current assets	13	8,423	6,982
Other current financial assets		141	363
Cash and cash equivalents	14	1,706	3,509

Total current assets		68,856	66,032

Total assets		193,840	312,505

Equity and liabilities
Equity
Common shares	23	4,163	4,163
Preferred shares	23	840	840
Treasury shares	23	(907)	(63)
Additional paid-in capital	23	23,410	24,434
Accumulated other comprehensive income (loss)		1,391	(848)
Accumulated deficit		(273,186)	(273,754)

Equity attributable to equity shareholders of Mechel PAO		(244,289)	(245,228)
Non-controlling interests		13,618	11,631

Total equity		(230,671)	(233,597)

Non-current liabilities
Loans and borrowings	10.1	2,201	7,205
Lease liabilities	10.2	3,958	7,002
Other non-current financial liabilities	10.5	1,901	48,303
Other non-current liabilities		301	105
Pension obligations	21	5,232	4,933
Provisions	22	4,802	5,238
Deferred tax liabilities	19	6,773	13,877

Total non-current liabilities		25,168	86,663

Current liabilities
Loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 13,227 million and RUB 11,111 million as of December 31, 2020 and 2019, respectively	10.1	314,836	381,317
Trade and other payables	18	43,783	38,244
Lease liabilities	10.2	7,535	10,353
Income tax payable		7,843	9,161
Taxes and similar charges payable other than income tax	20	10,969	9,228
Advances received	26	6,067	4,975
Other current financial liabilities	10.2	324	147
Other current liabilities		1,038	841
Pension obligations	21	631	615
Provisions	22	6,317	4,558

Total current liabilities		399,343	459,439

Total liabilities		424,511	546,102

Total equity and liabilities		193,840	312,505

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MECHEL PAO

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless shares numbers)

		Attributable to equity shareholders of the parent								Non-controlling interests	Total equity
		Common shares		Preferred shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Equity attributable to shareholders of Mechel PAO
	Notes	Quantity	Amount	Quantity	Amount
As of January 1, 2018		416,270,745	4,163	83,254,149	833	24,378	1,303	(285,427)	(254,750)	8,928	(245,822)

Profit for the period		—	—	—	—	—	—	12,628	12,628	908	13,536
Other comprehensive income (loss)
Re-measurement losses on defined benefit plans	21	—	—	—	—	—	487	—	487	—	487
Exchange differences on translation of foreign operations		—	—	—	—	—	(19)	—	(19)	10	(9)

Total comprehensive income for the period		—	—	—	—	—	468	12,628	13,096	918	14,014

Dividends declared to equity shareholders of Mechel PAO	23	—	—	—	—	—	—	(1,387)	(1,387)	—	(1,387)

As of December 31, 2018		416,270,745	4,163	83,254,149	833	24,378	1,771	(274,186)	(243,041)	9,846	(233,195)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MECHEL PAO

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless shares numbers)

		Attributable to equity shareholders of the parent
		Common shares		Preferred shares		Treasury shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Equity attributable to shareholders of Mechel PAO	Non- controlling interests	Total equity
	Notes	Quantity	Amount	Quantity	Amount	Quantity	Amount
As of January 1, 2019 before the effect of IFRS 16		416,270,745	4,163	83,254,149	833	—	—	24,378	1,771	(274,186)	(243,041)	9,846	(233,195)
Adjustment on initial application of IFRS 16	3	—	—	—	—	—	—	—	—	(461)	(461)	(72)	(533)

As of January 1, 2019 adjusted for the effect of IFRS 16		416,270,745	4,163	83,254,149	833	—	—	24,378	1,771	(274,647)	(243,502)	9,774	(233,728)

Profit for the period		—	—	—	—	—	—	—	—	2,409	2,409	1,876	4,285
Other comprehensive income (loss)
Re-measurement losses on defined benefit plans	21	—	—	—	—	—	—	—	(848)	—	(848)	(19)	(867)
Exchange differences on translation of foreign operations		—	—	—	—	—	—	—	(1,771)	—	(1,771)	—	(1,771)

Total comprehensive income (loss) for the period		—	—	—	—	—	—	—	(2,619)	2,409	(210)	1,857	1,647

Sale of preferred shares kept as treasury shares by the Group		—	—	709,130	7	—	—	56	—	—	63	—	63
Reacquired common shares		—	—	—	—	(1,018,996)	(63)	—	—	—	(63)	—	(63)
Dividends declared to equity shareholders of Mechel PAO	23	—	—	—	—	—	—	—	—	(1,516)	(1,516)	—	(1,516)

As of December 31, 2019		416,270,745	4,163	83,963,279	840	(1,018,996)	(63)	24,434	(848)	(273,754)	(245,228)	11,631	(233,597)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MECHEL PAO

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless shares numbers)

		Attributable to equity shareholders of the parent
		Common shares		Preferred shares		Treasury shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Equity attributable to shareholders of Mechel PAO	Non- controlling interests	Total equity
	Notes	Quantity	Amount	Quantity	Amount	Quantity	Amount
As of January 1, 2020		416,270,745	4,163	83,963,279	840	(1,018,996)	(63)	24,434	(848)	(273,754)	(245,228)	11,631	(233,597)

Profit for the period		—	—	—	—	—	—	—	—	808	808	648	1,456
Other comprehensive income (loss)
Re-measurement of equity instruments designated at fair value through OCI		—	—	—	—	—	—	—	53	—	53	—	53
Re-measurement losses on defined benefit plans	21	—	—	—	—	—	—	—	196	—	196	4	200
Exchange differences on translation of foreign operations		—	—	—	—	—	—	—	2,042	—	2,042	—	2,042

Total comprehensive income for the period		—	—	—	—	—	—	—	2,291	808	3,099	652	3,751

Transfer of actuarial gains (losses) due to disposal of discontinued operations		—	—	—	—	—	—	—	(52)	52	—	—	—
Reacquired common shares	23	—	—	—	—	(10,475,623)	(844)	—	—	—	(844)	—	(844)
Dividends declared to equity shareholders of Mechel PAO	23	—	—	—	—	—	—	—	—	(292)	(292)	—	(292)
Sale and purchase of non-controlling interests	23	—	—	—	—	—	—	(1,024)	—	—	(1,024)	1,335	311

As of December 31, 2020		416,270,745	4,163	83,963,279	840	(11,494,619)	(907)	23,410	1,391	(273,186)	(244,289)	13,618	(230,671)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MECHEL PAO

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles)

		Year ended December 31,
	Notes	2020	2019	2018
Cash flows from operating activities
(Loss) profit for the period from continuing operations		(40,153)	11,075	20,897
Profit (loss) after tax for the period from discontinued operations	25	41,609	(6,790)	(7,361)

Profit for the period		1,456	4,285	13,536

Adjustments to reconcile profit to net cash provided by operating activities
Depreciation and amortisation		14,818	15,176	13,859
Foreign exchange loss (gain), net		37,765	(19,241)	25,775
Deferred income tax expense (benefit)	19	2,574	2,288	(2,596)
Changes in allowance for expected credit losses and write-off of trade and other receivables and payables, net		48	73	517
Write-off of inventories to net realisable value		928	1,763	1,162
Impairment of goodwill and other non-current assets, net and loss on write-off of non-current assets		4,350	2,880	7,953
Finance income		(3,504)	(600)	(34,056)
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	24.4, 25	26,853	38,830	42,052
Provisions for legal claims, income tax and other taxes and other provisions		24	3,630	4,940
Gain on sale of discontinued operations	25	(45,580)	—	—
Other		(167)	198	575

Changes in working capital items
Trade and other receivables		(236)	1,546	1,354
Inventories		(5,283)	(1,511)	(7,858)
Trade and other payables		1,137	4,037	4,150
Advances received		995	650	485
Taxes payable and other liabilities		4,580	5,151	683
Other assets		(1,474)	1,238	(851)
Income tax paid		(1,335)	(2,735)	(3,562)

Net cash provided by operating activities		37,949	57,658	68,118

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MECHEL PAO

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles)

		Year ended December 31,
	Notes	2020	2019	2018
Cash flows from investing activities
Interest received		129	76	188
Royalty and other proceeds associated with disposal of subsidiaries		—	17	3
Proceeds from loans issued and other investments		39	313	9
Proceeds from disposal of the discontinued operations, net of cash disposed of	25	88,979	—	—
Proceeds from disposals of property, plant and equipment		119	211	215
Purchases of property, plant and equipment		(4,826)	(6,282)	(5,472)
Purchases of intangible assets		—	—	(150)
Interest paid, capitalised		(57)	(256)	(440)

Net cash provided by (used in) investing activities		84,383	(5,921)	(5,647)

Cash flows from financing activities
Proceeds from loans and borrowings, including proceeds from factoring arrangement of RUB 1 million, RUB 214 million and RUB 918 million for the periods ended December 31, 2020, 2019 and 2018, respectively	14	77,367	7,599	76,504
Repayment of loans and borrowings, including payments from factoring arrangement of RUB 353 million, RUB 2,222 million and RUB 435 million for the periods ended December 31, 2020, 2019 and 2018, respectively	14	(176,883)	(20,772)	(97,269)
Repayment of other current financial liabilities	14	—	—	(442)
Repurchase of common shares	23	(844)	—	—
Sale and purchase of non-controlling interest in subsidiaries	23	169	—	—
Dividends paid to shareholders of Mechel PAO	14	(292)	(1,515)	(1,386)
Dividends paid to non-controlling interests	14	(3)	(16)	(8)
Interest paid, including fines and penalties	14	(22,912)	(30,923)	(33,308)
Payment of principal portion of lease liabilities	14	(2,660)	(2,276)	(2,780)
Sale and leaseback transactions	14	462	248	—
Acquisition of assets under deferred payment terms	14	(508)	(341)	(629)
Deferred consideration paid for the acquisition of subsidiaries in prior periods	14	—	(361)	(3,968)

Net cash used in financing activities		(126,104)	(48,357)	(63,286)

Foreign exchange (loss) gain on cash and cash equivalents, net		(61)	(891)	63
Changes in allowance for expected credit losses on cash and cash equivalents	14	28	(2)	(91)

Net (decrease) increase in cash and cash equivalents		(3,805)	2,487	(843)
Cash and cash equivalents at beginning of period	14	3,509	1,803	2,452

Cash and cash equivalents, net of overdrafts at beginning of period	14	2,867	380	1,223

Cash and cash equivalents at end of period	14	1,706	3,509	1,803

Cash and cash equivalents, net of overdrafts at end of period	14	(938)	2,867	380

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

1.	Corporate information

(a)	Information

Mechel PAO (“Mechel”, formerly – Mechel OAO and Mechel Steel Group OAO) was incorporated on March 19, 2003, under the laws of the Russian Federation in connection with a reorganization to serve as a holding company for various steel and mining companies. Igor V. Zyuzin with his family members is the ultimate controlling party. The registered office is located at Krasnoarmeyskaya St. 1, Moscow, 125167, Russian Federation. Mechel and its subsidiaries are collectively referred to herein as the “Group”. Set forth below is a summary of the Group’s primary subsidiaries:

Name of subsidiary	Registered in	Core business	Date control acquired / date of incorporation (*)	Interest in voting stock held by the Group at December 31, 2020
Southern Kuzbass Coal Company (SKCC)	Russia	Coal mining	January 1999	99.1%
Chelyabinsk Metallurgical Plant (CMP)	Russia	Steel products	December 2001	93.7%
Vyartsilya Metal Products Plant (VMPP)	Russia	Steel products	May 2002	93.3%
Beloretsk Metallurgical Plant (BMP)	Russia	Steel products	June 2002	91.4%
Urals Stampings Plant (USP)	Russia	Steel products	April 2003	90.0%
Korshunov Mining Plant (KMP)	Russia	Iron ore mining	October 2003	90.0%
Mechel Nemunas (MN)	Lithuania	Steel products	October 2003	100.0%
Mechel Energo	Russia	Power sales	February 2004	100.0%
Port Posiet	Russia	Transshipment	February 2004	97.8%
Izhstal	Russia	Steel products	May 2004	90.0%
Port Kambarka	Russia	Transshipment	April 2005	90.4%
Mechel Service	Russia	Trading	May 2005	100.0%
Mechel Coke	Russia	Coke production	June 2006	100.0%
Moscow Coke and Gas Plant (Moskoks)	Russia	Coke production	October 2006	99.5%
Southern Kuzbass Power Plant (SKPP)	Russia	Power generation	April 2007	98.3%
Kuzbass Power Sales Company (KPSC)	Russia	Electricity distribution	June 2007	72.1%
Bratsk Ferroalloy Plant (BFP)	Russia	Ferrosilicon production	August 2007	100.0%
Yakutugol	Russia	Coal mining	October 2007	100.0%
Port Temryuk	Russia	Transshipment	March 2008	100.0%
Mechel Carbon AG	Switzerland	Trading	April 2008	100.0%
HBL Holding GmbH (HBL)	Germany	Trading	September 2008	100.0%
Mechel Service Stahlhandel Austria GmbH and its subsidiaries	Austria	Trading	September 2012	100.0%

*	Date, when a control interest was acquired or a new company established.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

(b)	Business

The Group operates in three business segments: steel (comprising steel and steel products), mining (comprising coal, iron ore and coke) and power (comprising electricity (generation and distribution) and heat power generation), and conducts operations in Russia, the CIS countries, Europe and Asia Pacific. The Group sells its products within Russia and foreign markets. As of December 31, 2020, there were no changes in the composition of the Group except for disposal of entities described in Note 25. The Group operates in highly competitive industries; any local or global downturn in the industry may have an adverse effect on the Group’s results of operations and financial condition. While the Group has intention to continue to rely on operating cash flow, it expects to attract long-term loans and borrowings to finance major investment projects, focus on refinancing and restructuring of the loan portfolio and other financing sources for its capital needs. As discussed in Notes 4 and 5, management believes that the Group will secure adequate financing.

(c)	Authorisation for issuance

These consolidated financial statements as of December 31, 2020 and for the year then ended were authorised for issuance on March 11, 2021.

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

The accompanying consolidated financial statements differ from the financial statements issued for the RAS and other GAAP purposes in that they reflect certain adjustments, not recorded in the statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with IFRS. The principal adjustments relate to: (1) purchase accounting; (2) recognition of interest expense and certain operating expenses; (3) valuation and depreciation of property, plant and equipment and mineral licenses; (4) defined benefit plans and other long-term benefits; (5) foreign currency translation; (6) deferred income taxes; (7) accounting for tax penalties, uncertainties and contingencies; (8) revenue recognition; (9) valuation allowances for unrecoverable assets; (10) accounting for financial instruments; (11) leases, (12) recording investments at fair value and (13) results of discontinued operations.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

The consolidated financial statements of the Group comply with the Russian Federal Law No. 208 On Consolidated Financial Statements (Law “208-FZ”), which was adopted on July 27, 2010. The Law 208-FZ provides the legal basis for certain entities to prepare the financial statements in accordance with IFRS as issued by the IASB and subsequently endorsed for use in the Russian Federation. As of December 31, 2020, all currently effective standards and interpretations issued by the IASB have been endorsed for use in Russia. The consolidated financial statements are presented in millions of Russian rubles, except when otherwise indicated.

(b)	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Group and its subsidiaries for the year ended December 31, 2020. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

•	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

•	Exposure, or rights, to variable returns from its involvement with the investee;

•	The ability to use its power over the investee to affect its returns.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in the consolidated statement of profit (loss) and other comprehensive income.

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

After application of the equity method, the Group determines whether it is necessary to recognise an impairment loss on its investment in its associate. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the investment in associate and its carrying value, and then recognises the loss within ‘Share of profit (loss) of associates’ in the consolidated statement of profit (loss) and other comprehensive income.

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

Sales of power

In the Power segment (Note 26), revenue is recognised based on unit of power measure (kilowatts) delivered to customers, since the Group transfers control for a service or good over period and, therefore, satisfies a performance obligation over time. The billings are usually done on a monthly basis, several days after each month end.

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

Volume rebates

The Group applies the most likely amount method to estimate the variable consideration in the contract using the requirements on constraining estimates of variable consideration in order to determine the amount of

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

variable consideration that can be included in the transaction price and recognised as revenue. A refund liability is recognised for the expected future rebates (i.e., the amount not included in the transaction price).

Significant financing component

The Group decided to use the practical expedient provided in IFRS 15, which allows not to adjust the promised amount of consideration for the effects of a significant financing component in the contracts where the Group expects, at contract inception, that the period between the Group’s transfer of a promised good or service to a customer and the payment will be one year or less.

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

Contract assets

Contract assets relate to revenue earned from performance that does not create an asset with an alternative use and there is an enforceable right to receive payment for performance completed to date of performance. As such, the balances of this account vary and depend on the number of orders in progress under these contracts at the end of the year.

Contract liabilities

Contract liabilities are presented by short-term advances received from customers and recognised as advances received in the consolidation statement of financial position. A contract liability is recognised if a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognised as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

The disclosure of significant accounting judgements relating to revenue from contracts with customers is provided in Note 3 (v).

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred taxliabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

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

The following table presents the exchange rates for the functional and operating currencies at various subsidiaries, other than the presentation currency:

	Exchange rates* at		Average exchange rates* for the year ended
Currency	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2018
U.S. dollar	73.88	61.91	72.15	64.74	62.71
Euro	90.68	69.34	82.45	72.50	73.95

(*)	Exchange rates shown in Russian rubles for one currency unit.

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

(ii)	Group companies

On consolidation, the assets and liabilities of foreign operations are translated into the Russian rubles at the rate of exchange prevailing at the reporting date and their statements of profit (loss) and other comprehensive income are translated at the average exchange rate for the period. The exchange differences arising on translation for consolidation are recognised in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

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

The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification. Property, plant and equipment and intangible assets are not depreciated or amortised once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statement of financial position.

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

Additional disclosures are provided in Note 25. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

(i)	Mineral licenses

The Group’s mining segment production activities are located within Russia. The Group’s mineral reserves and deposits are situated on the land belonging to government and regional authorities. Mining minerals requires

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of identified proved and probable reserves. Once the legal right to explore has been acquired, exploration and evaluation expenditure is charged to profit or loss as incurred, unless the Group concludes that a future economic benefit is more likely than not to be realized. The Group had no exploration and evaluation assets as of December 31, 2020.

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

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

Property, plant and equipment other than mining assets and processing plant and equipment is depreciated using the straight-line method, apart from railway of the Elga coal deposit which is depreciated using the units of production method as discussed in (u) Significant accounting judgements, estimates and assumptions. Upon sale or retirement, the acquisition or production cost and related accumulated depreciation are removed from the consolidated statement of financial position and any gain or loss is included in the consolidated statement of profit (loss) and other comprehensive income.

The following useful lives are used as a basis for calculating depreciation:

Category of asset	Useful economic lives estimates, years
Buildings and constructions	5-85
Operating machinery and equipment	2-30
Transportation vehicles	2-25
Other equipment	2-15

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

(k)	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets as follows:

Category of asset	Years
Buildings and constructions	2-120
Operating machinery and equipment	3-20
Transportation vehicles	2-22

The right-of-use assets related to land are depreciated using the straight-line method based on the period of land use (from 2 to 70 years).

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

Sale and leaseback transactions

The Group sells and leases back operating machinery and transportation vehicles. The Group keeps the transferred assets subject to the sale and leaseback transaction on the balance sheet and accounts for amounts received as a financial liability due to intention to exercise repurchase option for the underlying assets set by contracts.

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

In order for a financial asset to be classified and measured at amortised cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortised cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognised on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortised cost;

•	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments);

•	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments);

•	Financial assets at fair value through profit or loss.

Financial assets at amortised cost

This category of financial assets is the most relevant to the Group. The Group measures financial assets at amortised cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

Financial assets at fair value through OCI (debt instruments)

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

Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognised as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

The Group elected to classify irrevocably its non-listed equity investments under this category.

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

Trade receivables on provisionally priced contracts are measured at fair value through profit or loss. Trade receivables on provisionally priced contracts are remeasured at each reporting date based on the market price for the relevant period. These trade receivables are initially measured at the amount which the Group expects to be entitled to, being the estimate of the price expected to be received at the end of the quotational period. The quotational periods can range between one and three months post shipment and final payment is due within 30 days from the end of the quotational period. Adjustments to the final price on provisionally priced contracts are recorded within revenue.

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 10.3. The Group does not hold collateral as security.

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

For the years ended December 31, 2020, 2019 and 2018, the Group did not have any derivatives designated as hedging instruments.

(p)	Inventories

Inventories are measured at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and selling expenses.

The cost of inventories is determined under the weighted average cost method, and includes all costs in bringing the inventories to its present location and condition. The elements of costs include direct material, labor and allocable material and manufacturing overhead.

Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and allocation of fixed and variable production overheads. Raw materials are valued at a purchase cost inclusive of freight and other shipping costs.

Coal and iron ore inventories costs include direct labor, supplies, depreciation of equipment and mining assets, and amortisation of licenses to use mineral reserves, mine operating overheads and other related costs. Operating overheads are charged to expenses in the periods when the production is temporarily paused or abnormally low.

(q)	Impairment of non-current assets

Further disclosures relating to impairment of non-current assets are also provided in the following notes:

•	Intangible assets — Note 16

•	Property, plant and equipment — Note 15.

•	Impairment of goodwill and other non-current assets — Note 17.

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The Group’s CGUs represent single entities or group of entities with one component of business in each case.

In assessing value in use, the Group uses assumptions that include estimates regarding the discount rates, growth rates and expected changes in selling prices, production and sales volumes and operating costs, as well as capital expenditures and working capital requirements during the forecasted period. The estimated future cash flows expected to be generated by the asset, when the quoted market prices are not available, are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Discount rates used in the impairment test for goodwill and non-current assets are estimated in nominal terms on the weighted average cost of capital basis. The growth rates are based on the Group’s growth forecasts, which are largely in line with industry trends. Changes in selling prices and

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

direct costs are based on historical experience and expectations of future changes in the market. In determining fair value less costs to sell, the Group uses recent market transactions data and best information available to reflect the amount that it could obtain from the disposal of the asset in an arm’s length transaction (e.g., offers obtained from potential buyers).

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

For impaired assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. Previously impaired assets (excluding goodwill) are reviewed for possible reversal of previous impairment at each reporting date. Impairment reversal cannot exceed the carrying amount that would have been determined (net of depreciation), had no impairment loss been recognised for the asset or cash generating units (CGUs). Such reversal is recognised in the consolidated statement of profit (loss) and other comprehensive income.

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

State pension fund

The Group’s Russian companies are legally obligated to make defined contributions to the Russian Pension Fund at the rate of 10% from employee’s annual income over RUB 1.3 million and at the rate of 22% from employee’s annual income not exceeding RUB 1.3 million (a defined contribution plan financed on a pay-as-you-go basis). The Group’s contributions to the Russian Pension Fund relating to defined contribution plans are charged to income in the year, to which they relate and are recognised within social security costs (Note 24.2).

(u)	Treasury shares

Reacquired own equity instruments (treasury shares) are recognised at cost and deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

instruments. Any difference between the carrying amount and the consideration, if reissued, is recognised in the additional paid-in capital.

(v)	Significant accounting estimates, assumptions and judgments

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

The COVID-19 pandemic has widespread global impacts on economies, markets and businesses, giving rise to significant volatility and considerable uncertainty. As the extent and duration of the impacts from COVID-19 remain unclear, the Group’s estimates and assumptions used in preparing the consolidated financial statements reflect the potential implications of COVID-19 on the Group’s operations and financial condition under various possible scenarios. Actual results could differ from those estimates. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

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

Critical accounting estimates

Deferred tax assets

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits and the existence of taxable temporary differences (Note 19). Various factors are considered to assess the probability of the future utilization of deferred tax assets for individual subsidiaries and for the consolidated group of taxpayers, including past operating results, operational plans for not longer than five years as this term is considered reliable and accurate for forecast, same assumptions for operational plans as used for determination of the expected future cash flows from the cash generating units and which have been reassessed and adjusted when necessary due to the impacts arising from the recent COVID-19 pandemic,

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

financial plans based on historical data and expectation built on the debt portfolio, terms of the expiration of tax losses carried forward depending on respective tax legislation, and tax planning strategies based on changes in tax regulation for tax losses offsetting for 2018-2021. The key assumptions used in the future projections of taxable profits include sales volumes, selling prices (coal, steel products) and operating costs. If actual results differ from these estimates or if these estimates must be adjusted in future periods, the Group’s financial position, results of operations and cash flows may be affected. In the event that the assessment of future utilization of deferred tax assets must be changed, this effect is recognised in the consolidated statement of profit (loss) and other comprehensive income.

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

Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the industry, changes in cost of capital, changes in the future availability of financing, technological obsolescence, and other changes in circumstances that indicate that impairment exists. The determination of the recoverable amount of a cash-generating unit involves the use of estimates by management. The key assumptions used in the future cash flow projections include sales volumes, selling prices (coal, steel products) and operating costs. Methods used to determine the value in use include discounted cash flow-based methods, which require the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate and growth rate in order to calculate the present value of those cash flows. These estimates, including the methodologies used, may have a material impact on the value in use and, ultimately, the amount of any impairment (Note 17).

Increased economic uncertainty due to the recent developments of the COVID-19 pandemic has become a trigger event that the Group’s assets may be impaired. The Group has conducted the impairment testing of property, plant and equipment and other non-current assets (Note 17). Significant assumptions that include estimates regarding the discount rates, growth rates, expected changes in selling prices, sales volumes and operating costs, have been reassessed and adjusted when necessary due to the impacts arising from the recent COVID-19 pandemic.

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis and when circumstances indicate that the carrying value may be impaired. This requires an estimation of the value in use of the cash

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit including assumptions related to sales and extraction volumes, selling prices and also to choose a suitable discount rate in order to calculate the present value of those cash flows. These assumptions have been reassessed and adjusted when necessary due to the impacts arising from the recent COVID-19 pandemic. More details of the assumptions used in estimating the value in use of the cash-generating units to which goodwill is allocated are provided in Note 17.

Other accounting estimates and assumptions

Uncertain income tax positions

The Group determines whether to consider each uncertain income tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty. The Group applies significant judgement in identifying uncertainties over income tax treatments, and where uncertainty exists, the Group records tax liabilities based on its best estimate of the probable outflow of resources embodying economic benefits, which are required to settle these liabilities.

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

Mineral reserves

Mineral reserves and the associated mine plans are a material factor in the Group’s computation of amortisation charge proportional to the depletion. Estimation of reserves involves some degree of uncertainty. The uncertainty depends mainly on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of this data, which also requires use of subjective judgment and development of assumptions. Mine plans can be updated which can have a material impact on the amortisation charge proportional to the depletion for the period. More details are provided in Note 3(i).

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

Pensions and other post-employment benefits

The cost of defined benefit pension plans and other post-employment benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

valuation, the underlying assumptions and its long-term nature, a defined benefit obligation and other long-term benefit plans are highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. The discount rate is the most sensitive to a change assumption. In determining the appropriate discount rate, management considers the yield curve of the Russian government bonds together with the expected term of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific countries. Those mortality tables tend to change only at intervals in response to demographic changes. Future salary increases and pension increases are based on expected future inflation rates for the respective countries. More details are provided in Note 21.

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

The COVID-19 outbreak led to a significant increase in the credit risks therefore the Group has reevaluated estimates and assumptions related to the adequacy of an allowance for expected credit losses (ECL) for accounts receivable and other financial assets and adjusted forecast of macroeconomic indicators in the ECL estimation models.

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

Interest rate implicit in the lease

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

Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognised in the consolidated financial statements.

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

The Russian transfer pricing legislation, which came into force on January 1, 2012, allows the Russian tax authority to apply transfer pricing adjustments and impose additional profits tax liabilities in respect of all “controlled” transactions if the transaction price differs from the market level of prices. The list of “controlled”

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

transactions includes transactions performed with related parties, including transactions performed with independent dealers, and certain types of cross-border transactions. For domestic transactions the transfer pricing rules apply only if taxpayers satisfy certain criteria and the amount of all transaction with related party exceeds RUB 1,000 million since 2019.

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

Unless otherwise stated, comparative financial information for 2019 and 2018 reflect adjustments made in connection with the presentation of discontinued operation (sale of the Elga coal complex).

All amounts disclosed in these consolidated financial statements and notes have been rounded to the nearest millions of Russian rubles units unless otherwise stated.

(x)	New and amended standards and interpretations adopted by the Group

The Group applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2020. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The following amended standards became effective from January 1, 2020, but did not have any material impact on the consolidated financial statements of the Group:

•	Amendments to IFRS 3 — Definition of a Business (issued on October 22, 2018 and effective for acquisitions from the beginning of annual reporting period that starts on or after January 1, 2020).

•	Amendments to IAS 1 and IAS 8 — Definition of Material (issued on October 31, 2018 and effective for annual reporting periods beginning on or after January 1, 2020).

•	Amendments to IFRS 9, IAS 39 and IFRS 7 — Interest Rate Benchmark Reform (issued on September 26, 2019 and effective for annual reporting periods beginning on or after January 1, 2020).

Standards issued but not effective

The standards and interpretations applicable to the Group that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are discussed below. The Group intends to adopt these standards and amendments, if applicable, when they become effective. The Group expects no material impact on its consolidated financial statements from the following amendments and improvements applicable to the Group but they may impact future periods should the Group enter into new relevant transactions (e.g., business combinations):

•	Amendments to IAS 1 — Classification of Liabilities as Current or Non-current (issued on January 23, 2020 and effective for annual reporting periods beginning on or after January 1, 2023).

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

•	Amendments to IAS 1 and IFRS Practice Statement 2 — Disclosure of Accounting policies (issued on February 12, 2021 and effective for annual reporting periods beginning on or after January 1, 2023).

•	Amendments to IAS 8 — Definition of Accounting Estimates (issued on February 12, 2021 and effective for annual reporting periods beginning on or after January 1, 2023).

•	Amendments to IAS 16 — Property, Plant and Equipment: Proceeds before Intended Use (issued on May 14, 2020 and effective for annual reporting periods beginning on or after January 1, 2022).

•	Amendments to IAS 37 — Onerous Contracts — Costs of Fulfilling a Contract (issued on May 14, 2020 and effective for annual reporting periods beginning on or after January 1, 2022).

•	Amendments to IFRS 3 — Reference to the Conceptual Framework (issued on May 14, 2020 and effective for annual reporting periods beginning on or after January 1, 2022).

•

Annual Improvements to IFRSs 2018-2020 – amendments to IFRS 9 — Fees in the ’10 per cent’ test for derecognition of financial liabilities (issued on May 14, 2020 and effective for annual reporting periods beginning on or after January 1, 2022).

•	Amendments to IFRS 16 — COVID-19 Related Rent Concessions (issued on May 28, 2020 and effective for annual reporting periods beginning on or after June 1, 2020).

•

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 — Interest Rate Benchmark Reform — Phase 2 (issued on August 27, 2020 and effective for annual reporting periods beginning on or after January 1, 2021).

Over the past few years, global financial regulators developed a reform aimed at replacement of benchmark interbank offered rates (“IBOR”), such as LIBOR and EURIBOR, with new official benchmark rates known as alternative risk- free rates. This reform caused changes to the financial reporting requirements under IFRS. The IASB tackled the changes in two phases: phase 1 amended specific hedge accounting requirements where uncertainty could arise in the run-up to transition and phase 2 addressed potential financial reporting issues that may arise when IBORs are either reformed or replaced.

It was announced that LIBOR, one of the most widely used benchmarks, will be discontinued after December 2021, as banks will no longer be required to submit the quotes used to construct it.

The Group has a number of short-term and long-term borrowings with variable interest rates. Currently, the Group is assessing its floating rate debt maturing after 2021 and discussing with the banks the possible changes to the contract terms. The Group is in the process of evaluation of the effect of application of these amendments.

4.	Going concern

In April 2020, as part of its debt restructuring, the Group sold its 51% share in Elgaugol OOO, ElgaDoroga OOO and Mecheltrans-Vostok OOO (collectively — “the Elga coal complex”) to a third party for a consideration of RUB 89 billion used for repayment of debt principal to VTB and Gazprombank in proportion to their shares in the Group’s debt portfolio. As a result of the Elga coal complex disposal other non-current financial liabilities of RUB 49,418 million under the put option of Gazprombank were derecognised. Additionally, the Group signed debt restructuring agreements with VTB and Gazprombank providing an extension of debt maturity by seven years until March 2027 with the option of further extension by three years more if the extension conditions are met. The agreements set the repayments schedule starting 2020.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

However, the debt restructuring was not finalised with respect to the portion of the Group’s credit portfolio with the foreign banks and lenders, therefore, as of December 31, 2020, the Group was not in compliance with the payment schedules under certain credit facilities and a number of financial and non-financial covenants contained in the Group’s loan agreements as further described in Note 10.1. As of the date of approval of these consolidated financial statements, these breaches constitute an event of default and, as a result, the lenders may request accelerated repayment of a substantial portion of the Group’s debt including repayment requests on overdue principal and interest from foreign banks. As of the date of approval of these consolidated financial statements, the Group did not have sufficient own resources to enable it to comply with such repayment requests. The Group continues to negotiate with the creditors about debt settlement options and expects to agree on settlement terms in 2021. As of December 31, 2020, the Group’s debt payable on demand was RUB 310,522 million, including RUB 248,667 million of long-term debt classified as short-term debt due to contractual cross-default provisions and breaches of financial and non-financial covenants. As of December 31, 2020, the Group’s total liabilities exceeded total assets by RUB 230,671 million.

The COVID-19 pandemic has widespread global impact on economies, markets and businesses, giving rise to significant volatility and considerable uncertainty. Together with other factors, this has resulted in a sharp decrease in the oil price, stock market indices, coal and metals prices, as well as depreciation of the Russian ruble. The Group’s manufacturing and selling companies have remained open and operational during the pandemic. As of the date of approval of these consolidated financial statements, the Group has not experienced any substantial disruptions to production or sales owing to its diversified structure of assets comprising coal, energy and steel products. Nevertheless, consequences of the pandemic through drop of prices on world markets, deterioration of customers’ solvency and other manifestations had significant impact on decline of the Group’s operating profit.

The economic environment influenced by the global spread of the COVID-19 pandemic and current economic conditions in the major segments of the Group’s operations retain uncertainty about the level of demand for the Group’s products, the pricing of major products mined or manufactured by the Group, operating and financial results, the availability of free cash flow for repayment or ability to refinance and restructure liabilities.

Management has concluded that the events and conditions, as well as the other circumstances mentioned above, indicate the existence of a material uncertainty that may cast significant doubt upon the Group’s ability to continue as a going concern and, therefore, the Group may be unable to realize its assets and discharge its liabilities in the normal course of business. The management believes that the Group will achieve an agreement on restructuring with the foreign banks and lenders and secure adequate financing to continue in operational existence in the foreseeable future. The management’s strategy includes enhancement of crude steel production, increase in sales of the major steel products, diversification of product range to quickly respond to market changes, and further development of the Group’s mining assets providing additional volumes of high-grade coking coal both to the Russian consumers and to exports markets. The Group’s operational plans include further optimisation of the costs structure and on-going control over the production costs and selling expenses. By the end of 2020, prices for construction steel products of the Group’s steel segment increased significantly, the price of coal in China is showing positive dynamics. These signs of recovery will allow the Group to focus on planned strategy.

The consolidated financial statements have been prepared assuming that the Group will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

Given current economic circumstances and the amount of debt, the Group’s primary objective is to focus on resolving the debt issues through a long-term restructuring of the remaining non-restructured portion of loan portfolio and bringing down both cost of financing and actual interest payments as well as use of all available free cash flow for repayment of debt and fulfilment of payment schedules under the restructured facilities. The Group’s long-term policy is to maintain a strong capital base to maintain investor, creditor and market confidence and to ensure sustainable future development of the business. The Group’s management constantly monitors profitability and leverage ratios. The Group’s capital management is based on a number of covenants, of which ‘Net Debt to Adjusted EBITDA’ and ‘Adjusted EBITDA to Net Interest Expense’ are the main indicators the management uses for control (Note 10.1). The level of dividends is monitored by the Board of Directors of the Group.

In previous periods, as a consequence of a fall of the commodity markets, the Group violated several covenants and defaulted on major credit facilities of interest and debt payments. During 2020, the Group signed restructuring arrangements with the Russian state-controlled banks, however, as of December 31, 2020, the Group was not in compliance with a number of financial and non-financial covenants set by the loan agreements and repayment schedules under the facilities with the foreign banks. The Group is planning to achieve an agreement on restructuring with the foreign banks and lenders and secure adequate financing to continue in operational existence in the foreseeable future.

The main goal for the Group is to achieve long-term restructuring of the remaining non-restructured portion of loan portfolio, which will permit to restore working capital, improve efficiency of operations and provide ability to sustain full service of debt in accordance with newly agreed repayment schedules as well as use of all available free cash flow for repayment of debt.

The objectives, policies and processes for managing capital during the year ended December 31, 2020 and 2019 were not changed.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

6.	Material partly-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests is provided below.

Proportion of equity interest held by non-controlling interests:

Name	At December 31, 2020	At December 31, 2019
SKCC and subsidiaries*	0.9%	0.9%
Kuzbass Power Sales Company (KPSC)	27.9%	27.9%
Chelyabinsk Metallurgical Plant (CMP)**	6.3%	5.8%
Southern Urals Nickel Plant (SUNP)	15.9%	15.9%
Beloretsk Metallurgical Plant (BMP)	8.6%	8.6%
Korshunov Mining Plant (KMP)	10.0%	10.0%
Urals Stampings Plant (USP)**	10.0%	6.2%
Izhstal	10.0%	10.0%

*	Hereinafter SKCC and subsidiaries are represented by Southern Kuzbass Coal Company (SKCC), Tomusinsky Open Pit Mine (TOPM), Tomusinsky Energoupravlenie.

**	See Note 23.

The summarised financial information for these subsidiaries is provided below. This information is based on amounts before inter-company eliminations.

Summarised statements of profit (loss) and other comprehensive income for 2020:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Revenue from contracts with customers	26,664	24,002	114,092	90	21,673	12,937	10,219	16,755
Cost of sales	(21,521)	(11,546)	(95,461)	(50)	(18,860)	(6,494)	(8,196)	(15,429)
Total selling, distribution and operating expenses, net	(16,303)	(11,255)	(12,485)	(187)	(2,123)	(4,360)	(1,240)	(1,803)
Total other income and (expense), net	(16,021)	251	(5,021)	443	278	1,417	1,837	(978)

(Loss) profit before tax	(27,181)	1,452	1,125	296	968	3,500	2,620	(1,455)
Income tax (expense) benefit	938	(302)	(373)	(67)	(111)	(182)	81	(255)

(Loss) profit for the period	(26,243)	1,150	752	229	857	3,318	2,701	(1,710)

Total comprehensive (loss) income	(26,243)	1,150	752	229	857	3,318	2,701	(1,710)

Attributable to non-controlling interests	(212)	320	76	36	73	330	215	(173)
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

Summarised statements of financial position as of December 31, 2020:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Current assets	75,693	4,582	66,066	2,259	14,659	14,658	12,549	4,674
Non-current assets	50,065	4,960	220,598	5,879	5,022	32,797	23,754	3,811
Current liabilities	(88,813)	(2,452)	(222,009)	(97)	(6,201)	(3,346)	(4,028)	(12,873)
Non-current liabilities	(68,469)	(153)	(27,780)	(659)	(416)	(995)	(185)	(1,663)

Total equity	31,524	(6,937)	(36,875)	(7,382)	(13,064)	(43,114)	(32,090)	6,051

Attributable to:
Equity shareholders of Mechel PAO	31,585	(5,006)	(34,534)	(6,210)	(11,938)	(38,822)	(28,889)	5,452
Non-controlling interests	(61)	(1,931)	(2,341)	(1,172)	(1,126)	(4,292)	(3,201)	599

Summarised statements of financial position as of December 31, 2019:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Current assets	74,924	4,373	46,448	3,301	14,127	20,413	15,374	4,049
Non-current assets	61,772	4,316	170,004	4,556	3,651	23,484	19,942	4,405
Current liabilities	(135,625)	(2,727)	(177,585)	(93)	(5,308)	(3,001)	(5,504)	(10,153)
Non-current liabilities	(6,626)	(176)	(2,757)	(610)	(261)	(1,098)	(422)	(2,634)

Total equity	5,555	(5,786)	(36,110)	(7,154)	(12,209)	(39,798)	(29,390)	4,333

Attributable to:
Equity shareholders of Mechel PAO	5,828	(4,176)	(34,021)	(6,019)	(11,156)	(35,836)	(27,565)	3,908
Non-controlling interests	(273)	(1,610)	(2,089)	(1,135)	(1,053)	(3,962)	(1,825)	425

Summarised cash flow information for the year ended December 31, 2020:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Operating	8,718	1,465	(1,446)	(183)	1,441	6,647	3,538	1,531
Investing	8,118	(749)	(30,413)	217	(1,407)	(6,409)	(3,497)	(72)
Financing	(16,903)	(696)	31,413	(34)	(344)	(238)	(235)	(1,487)

Increase (decrease) in cash and cash equivalents, net	(67)	20	(446)	—	(310)	—	(194)	(28)

Summarised cash flow information for the year ended December 31, 2019:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Operating	12,043	243	10,898	(146)	(2,482)	2,867	1,375	2,839
Investing	(950)	(58)	(3,522)	163	2,685	(2,627)	(912)	(72)
Financing	(10,945)	(245)	(7,108)	(17)	505	(240)	(199)	(2,741)

Increase (decrease) in cash and cash equivalents, net	148	(60)	268	—	708	—	264	26

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

Summarised cash flow information for the year ended December 31, 2018:

	SKCC and subsidiaries	KPSC	CMP	SUNP	BMP	KMP	USP	Izhstal
Operating	13,152	193	13,015	(264)	(1,891)	1,325	3,950	1,647
Investing	547	(97)	(76,283)	264	1,870	(1,003)	(1,163)	(89)
Financing	(13,651)	(99)	63,200	—	(169)	(322)	(2,829)	(1,604)

Increase (decrease) in cash and cash equivalents, net	48	(3)	(68)	—	(190)	—	(42)	(46)

7.	Investments in associates

Investments in associates comprised of:

	Percent of shares held at		Investment carrying value at
Investee	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
TPTU (Mining segment)	40%	40%	219	208
TRMZ (Mining segment)	25%	25%	122	113

Total investments in associates			341	321

TPTU (Tomusinskiy Transportation Management Center) shares are owned by SKCC. The core business is provision of transportation services. TRMZ (Tomusinskiy Auto Repair Shop) shares are owned by SKCC. TRMZ provides repair services.

The following table shows movements in the investments in associates:

	TPTU (Mining segment)	TRMZ (Mining segment)	Total
December 31, 2017	184	99	283
Share of profit	5	5	10

December 31, 2018	189	104	293
Share of profit	19	9	28

December 31, 2019	208	113	321
Share of profit	11	9	20

December 31, 2020	219	122	341

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

8.	Related party disclosures

Note 1 provides information about the Group’s structure, including details of the subsidiaries and the holding company. The following table provides the total amount of transactions that have been entered into with the related parties in 2020, 2019 and 2018.

	2020			2019			2018
	Purchases	Sales	Other loss (income)	Purchases	Sales	Other loss (income)	Purchases	Sales	Other loss (income)
Associates	104	62	—	110	98	—	121	103	(33)
Controlling shareholders and entities under control of the Group’s Controlling shareholders	1,451	336	142	904	184	138	280	52	(9)

Total	1,555	398	142	1,014	282	138	401	155	(42)

As of December 31, 2020 and 2019, the Group had the following balances in settlement with related parties:

	December 31, 2020			December 31, 2019
	Financial assets from and advances given to	Financial liabilities to	Total outstanding, net	Financial assets from and advances given to	Financial liabilities to	Total outstanding, net
Associates	7	(20)	(13)	7	(6)	1
Controlling shareholders and entities under control of the Group’s Controlling shareholders	140	(1,565)	(1,425)	100	(963)	(863)

Total	147	(1,585)	(1,438)	107	(969)	(862)

(a)	Controlling shareholders and entities under control of the Group’s Controlling shareholders

As of December 31, 2020 and 2019, the amounts of non-current financial assets fully covered by the allowance for expected credit losses included amounts receivable of RUB 24,391 million and RUB 24,391 million, respectively, assigned to the Group’s related party entitled to collect amounts due from third party metallurgical plants, with further repayment to the Group. In January 2020, the Group extended the terms of repayment through 2027.

As of December 31, 2020 and 2019, the amounts of financial liabilities included amounts the trade and other payables of RUB 1,088 million and RUB 456 million, respectively, and amounts of the current lease liabilities of RUB 76 million and RUB 94 million, respectively, and non-current lease liabilities of RUB 421 million and RUB 419 million, respectively.

Mechel PAO purchased 6,419,753 of its ordinary shares from the Controlling shareholders and entities under control of the Group’s Controlling shareholders for RUB 517 million as a result of the buyback of the shares on September 29, 2020 (Note 23).

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

The outstanding cash balance in Coalmetbank, an entity under control of the Group’s Controlling shareholders, was RUB 382 million and RUB 1,509 million as of December 31, 2020 and December 31, 2019, respectively.

In 2020 and 2019, the Group purchased energy and electricity from its related party in the amount of RUB 1,265 million and RUB 692 million, respectively.

(b)	Compensation to key management personnel

The total compensation to key management personnel was included in general and administrative expenses in the consolidated statement of profit (loss) and other comprehensive income and consisted of the short-term employee benefits in the amount of RUB 602 million, RUB 592 million and RUB 561 million in the year ended December 31, 2020, 2019 and 2018, respectively. There are no share-based payments to key management personnel. The Group’s directors and executive officers are also provided with voluntary medical insurance and the use of wireless services.

9.	Fair value measurement

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial liabilities that are carried in the consolidated financial statements:

		December 31, 2020		December 31, 2019
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities measured at amortised cost
Floating rate loans and borrowings	2	308,657	284,427	370,312	357,276
Bonds	1	2,473	2,496	6,483	6,534
Fixed rate loans and borrowings	2	5,907	5,734	11,727	11,169
Other non-current financial liabilities (Note 10.5)	2	1,901	1,919	48,303	46,200

Total		318,938	294,576	436,825	421,179

The fair value of loans and borrowings was calculated based on the present value of future principal and interest cash flows, discounted at the Group’s interest rates adjusted for risk premium at the reporting dates (Level 2).

Management assessed that the fair values of cash and cash equivalents, trade and other receivables (other than arising from provisionally priced contracts), trade and other payables, bank overdrafts and other financial assets approximate their carrying amounts largely due to the short-term maturities of these instruments.

As of December 31, 2020 and 2019, trade receivables of RUB 1,115 million and RUB 459 million arising from provisionally priced contracts were measured at fair value through profit or loss upon recognition (Level 2). The adjustments to the final price on provisionally priced contracts measured at fair value resulted in a net loss of RUB 420 million, net loss of RUB 815 million and net gain of RUB 29 million are recorded within revenue for the years ended December 31, 2020, 2019 and 2018, respectively.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

10.	Financial assets and financial liabilities

10.1	Financial liabilities: loans and borrowings

The Group has the following principal and interest amounts outstanding for loans and bonds:

Short-term borrowings and current portion of long-term debt	December 31, 2020		December 31, 2019
	Interest rate, %	Amount of outstanding debt	Interest rate, %	Amount of outstanding debt
In Russian rubles
Banks and financial institutions	5.8	2,644	7.8	1,347
Weighted average interest rate for the period	5.8		7.8

In euro
Banks and financial institutions	1.7-1.8	171	1.7-1.9	524
Weighted average interest rate for the period	1.8		1.9
Current portion of long-term debt	—	298,794	—	368,335
Interest payable	—	9,750	—	9,014
Fines and penalties on overdue amounts	—	3,477	—	2,097

Total short-term borrowings and current portion of long-term debt		314,836		381,317

Long-term debt	December 31, 2020		December 31, 2019
	Interest rate, %	Amount of outstanding debt	Interest rate, %	Amount of outstanding debt
In Russian rubles
Banks and financial institutions	1.0-6.9	158,969	1.0-9.8	239,659
Bonds issue	7.9-8.8	2,432	8.0-11.9	6,370
Corporate lenders	9.3	47	9.3	43
Weighted average interest rate for the period	5.8		7.9

In U.S. dollars
Banks and financial institutions	7.1-7.2	29,576	3.2-9.0	44,725
Weighted average interest rate for the period	7.2		8.4

In euro
Banks and financial institutions	0.3-5.7	109,971	0.8-7.0	84,743
Weighted average interest rate for the period	4.7		4.8
Current part of long-term loans and borrowings		(298,794)		(368,335)

Total long-term debt		2,201		7,205

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

Aggregate scheduled maturities of the debt outstanding as of December 31, 2020 were as follows:

Payable by
On demand	310,522
2021 (current portion)	4,314
2022	2,101
2023	17
2024	17
2025	63
Thereafter	3

Total	317,037

The unused portion under all credit facilities except revolving credit lines and overdrafts as of December 31, 2020 and 2019 was RUB 653 million and RUB 514 million, respectively.

The outstanding balances of principal amount of short-term and long-term debt by denominated currencies and major banks as of December 31, 2020 and 2019 were as follows:

Short-term and long-term debt	December 31, 2020	December 31, 2019
Russian ruble-denominated
Gazprombank	97,505	139,971
VTB	63,313	99,411
Bonds	2,432	6,370
Other	842	1,667

Total	164,092	247,419

U.S. dollar-denominated
VTB	18,135	27,256
BNP	11,441	9,587
VEB	—	7,000
Other	—	882

Total	29,576	44,725

Euro-denominated
VTB	85,898	66,145
BNP	18,036	13,793
Wiltan Enterprises Ltd	3,590	96
Other	2,618	5,233

Total	110,142	85,267

Total short-term and long-term debt	303,810	377,411

(a)	VTB facilities

The outstanding balances of the euro-denominated credit facilities as of December 31, 2020 and 2019 were RUB 85,898 million and RUB 66,145 million, respectively, bearing interest at 5.3-5.7% p.a.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

In April 2020, the Group signed amendment agreement with VTB to restructure the euro-denominated loan of EUR 897 million (RUB 81,318 million as of December 31, 2020) issued to CMP for refinancing of pre-export credit facility in 2018 by extending the repayment grace period until 2022 and the final maturity until 2027, with a further extension of the final repayment period until 2030 if certain conditions are met. Other terms in the restructuring agreement have remained unchanged from the original agreement apart from the updated levels of financial covenants, specific non-financial covenants and assigned restructuring fee. In May 2020, the Group complied with conditions precedent of the agreement and VTB confirmed coming into effect of the restructuring terms under the amendment agreement.

According to the respective amendment agreement, the new ruble-denominated loan in the amount of RUB 870 million was received in September 2020 and was further used to finance a redemption of shares (Note 23), and the new ruble-denominated loan in the amount of RUB 58,507 million was received in October 2020 and was used for the full repayment of VTB credit facilities of CMP, Mechel PAO and SKCC. The new ruble-denominated loans have same maturities and repayment schedule as the euro-denominated loan.

As a result of restructuring due to a decrease in effective interest rate the finance income in the amount of RUB 2,796 million was recognised in the consolidated statements of profit (loss) and other comprehensive income for the year ended December 31, 2020.

In July 2020, the Group signed a working capital loan agreement in the amount of RUB 5,000 million in accordance with the program implemented under the Russian Government Resolution No. 582 dated April 24, 2020.

In September 2020, the new ruble-denominated overdraft loan agreements were signed for a total amount of RUB 2,500 million.

The outstanding balances of the ruble-denominated facilities as of December 31, 2020 and 2019 were RUB 63,313 million and RUB 99,411 million, respectively, bearing interest at 3.7-5.8% p.a.

The outstanding balance of the U.S. dollar-denominated credit facilities as of December 31, 2020 and 2019 was RUB 18,135 million and RUB 27,256 million, respectively, bearing interest at 7.2% p.a.

Along with the restructuring of the CMP loan, the Group signed amendment agreements with VTB for extension of repayment of principal amounts due in February-March 2020 under two U.S. dollar-denominated credit facilities of SKCC of $18 million (RUB 1,349 million as of December 31, 2020) until November 2020. In October 2020, the Group signed amendment agreements for further extension of the above principal repayment until February 2021 (Note 27).

To refinance the U.S. dollar-denominated facilities of SKCC, in April 2020, a new credit agreement was signed between VTB and SKCC, according to which VTB provides a credit line with a credit limit of $327 million (24,157 million rubles as of December 31, 2020) with the final maturity until April 2022. The major covenants are aligned with the covenants of the restructured VTB euro-denominated loan. As of December 31, 2020, no cash has been received under this agreement as conditions to draw the credit facility have not occurred (Note 27).

Upon sale of the Elga coal complex, the consideration received was used for repayment of VTB loans in the amount of RUB 51,113 million.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

(b)	Gazprombank facilities

The outstanding balances of the ruble-denominated facilities as December 31, 2020 and 2019 were RUB 97,505 million and RUB 139,971 million, respectively, bearing interest at 5.8% p.a.

In April 2020, as a result of restructuring of Gazprombank loans, additional amendments were signed for all Gazprombank facilities with Beloretsk Metallurgical Plant (“BMP”), Mechel Energo, Mechel Coke, SKCC, Mechel Service, CMP, Urals Stamping Plant (“USP”), Port Posiet, Yakutugol in the amount of RUB 101,459 million including interest and fines and penalties as of the date of the restructuring.

In May 2020, the Group complied with the conditions precedent of the agreements and Gazprombank confirmed coming into effect of the restructuring terms under the amendment agreements including the extension of the original debt maturity until March 2027 with a further extension of the final repayment period until 2030 if the extension conditions are met. Other terms in the restructuring agreements have remained unchanged from the original agreements apart from the updated levels of financial covenants, specific non-financial covenants and assigned restructuring fee.

Upon sale of the Elga coal complex, the consideration received was used for repayment of the ruble-denominated loans of Gazprombank in the amount of RUB 37,887 million.

(c)	VEB facility

VEB credit facility at Elgaugol of RUB 7,000 million as of December 31, 2019 ($113,069 thousand at exchange rate as of December 31, 2019) was disposed of in the course of sale of the Elga coal complex in April 2020.

(d)	Bonds

During 2009-2011, Mechel PAO placed a number of issues of the 5,000,000 ruble-denominated bonds each in an aggregate principal amount of RUB 40,000 million with maturity dates between February 2020 and July 2021. The range of coupon interest rate as of December 31, 2020 varies from 7.9% p.a. to 8.8% p.a.

(e)	Other loans

In 2010-2020, the Group signed revolving credit agreements and overdrafts for working capital financing up to RUB 7,832 million with several banks. The unused portion under the revolving credit lines and overdrafts is RUB 3,981 million as of December 31, 2020. These revolving credit lines allow the Group to withdraw, repay and re-draw in the agreed amounts, timing and number of times until the arrangement expires. Borrowings bear interest at 1.3-6.9% p.a.

(f)	Pledges

In order to secure bank financings, the Group pledged shares in certain key subsidiaries, including 99%-2 shares of Yakutugol, 95% + 3 shares of SKCC, 91.66% of shares of CMP, 50% + 2 shares of common shares of BMP, 50% + 2 shares of KMP, 87.5%+3 shares of Mechel Mining, 74% + 1 share of USP, 25% + 1 share of Izhstal, 25% + 1 share of Port Posiet, 25% of registered capital of BFP, 25% of registered capital of Port Temryuk and 1.95% of shares of Mechel PAO as of December 31, 2020.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

As of December 31, 2020 and 2019, the carrying value of property, plant and equipment pledged under the loan agreements amounted to RUB 21,522 million and RUB 116,717 million, respectively. Carrying value of inventories pledged under the loan agreements amounted to RUB 2,253 million and RUB 2,931 million as of December 31, 2020 and 2019, respectively. Accounts receivable pledged as of December 31, 2020 and 2019 amounted to RUB 145 million and RUB 179 million, respectively. Additionally, CMP pledged its rights to receive future payments (revenue) related to the contract with Russian Railways JSC in the amount of RUB 7,388 million ($100 million).1

(g)	Covenants

The Group’s loan agreements contain a number of covenants and restrictions, which include, but are not limited to, financial ratios, various limitations, acceleration and cross-default provisions. The covenants include, among other things, limitations on: (1) raising of additional borrowings; (2) payment of dividends on common and preferred shares; and (3) amounts that can be spent for capital expenditures, new investments and acquisitions. Covenant breaches if not waived generally permit lenders to demand accelerated repayment of principal and interest.

The Group was required to comply with the following ratios under the most significant loan agreements with the Russian state-controlled banks as of December 31, 20202:

Restrictive covenants	Requirement	Actual as of December 31, 2020
Group’s Adjusted EBITDA[3] to Net Interest Expense	Shall not be less than 2.0:1.0	1.67:1.0
Group’s Adjusted EBITDA to Consolidated Financial Expense	Shall not be less than 2.0:1.0	1.64:1.0
Group’s Net Debt to Adjusted EBITDA	Shall not exceed 6.0:1.0	8.05:1.0
Group’s Total Debt to Adjusted EBITDA	Shall not exceed 6.0:1.0	8.08:1.0
Group’s Cash flow from operating activities to Adjusted EBITDA	Shall not be less than 0.80:1.0	0.90:1.0
Group’s Adjusted EBITDA to Revenue	Shall not be less than 0.15:1.0	0.15:1.0

In April 2020, the Group received a waiver from VTB for financial and non-financial covenants holiday period until December 31, 2020 set under the ruble-denominated loans of RUB 58,507 million which were fully repaid in October 2020 and under the U.S. dollar-denominated loans of $245 million (RUB 18,135 million as of December 31, 2020). In December 2020, the Group received a waiver from VTB for financial and non-financial covenants holiday period until February 28, 2021 set under the U.S. dollar-denominated loans of $245 million (RUB 18,135 million as of December 31, 2020).

As of December 31, 2020, the Group was not in compliance with several financial and non-financial covenants set by the loan agreements with the Russian state-controlled banks. Also, the Group was not in compliance with covenants contained in the loan agreements with foreign banks (such as Net Borrowings to

[1]	CMP’s accounts receivable from Russian Railways JSC as of December 31, 2020 amounted to nil.
[2]

Net Debt and Total Debt are calculated according to the respective definitions set by the credit agreements. Generally, Total Debt includes outstanding loans, lease, bonds and other finance liability balances; Net Debt is equal to Total Debt less cash and cash equivalents.

[3]	Adjusted EBITDA is calculated as defined in the respective loan agreements.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

Adjusted EBITDA ratio, Adjusted EBITDA to Net Interest Expense ratio and targeted amount of Adjusted Shareholder’s Equity).

There was a default on payments of principal and interest in the amount of RUB 30,835 million and RUB 2,000 million as of December 31, 2020 and in the amount of RUB 25,354 million and RUB 1,563 million as of December 31, 2019, respectively, which is represented by ECA-covered loans (represented by the credit facilities of BNP Paribas and other international lenders). The fines and penalties on overdue amounts of RUB 3,477 million and RUB 2,097 million were recorded in loans and borrowings in the consolidated statement of financial position as of December 31, 2020 and 2019, respectively. The fines and penalties in the amount of RUB 1,080 million, RUB 733 million and RUB 847 million were recorded as finance costs in the consolidated statements of profit (loss) and other comprehensive income for the years ended December 31, 2020, 2019 and 2018, respectively. The Group regularly receives notifications on defaults under the facilitiy agreements with ECA-lenders, as well as reservation of rights letters and calls of guarantees. The long-term debt of RUB 248,667 million was reclassified to short-term liabilities as of December 31, 2020 as a result of non-compliance with covenants and a default on payments of principal and interest.

10.2	Leases

The Group has lease contracts for various items of land, operating machinery and equipment and transportation vehicles. None of them meets the definition of investment property.

Set out below are the carrying amounts of right-of-use assets recognised and the movements during the years ended December 31, 2020 and 2019:

	Land	Buildings and constructions	Operating machinery and equipment	Transportation vehicles	Total
As of January 1, 2019	—	—	643	9,469	10,112
Adjustment on initial application of IFRS 16	1,932	681	73	12	2,698
Additions as a result of new leases and capitalized leasehold improvements	54	537	257	7,088	7,936
Depreciation charge	(72)	(138)	(204)	(2,587)	(3,001)
Effect of modification and changes of estimates in lease contracts	137	4	142	311	594
Impairment	(72)	—	(19)	(363)	(454)
Transfer to own property, plant and equipment	—	—	(114)	(1)	(115)
Exchange differences on translation of foreign operations	(1)	(23)	(15)	(3)	(42)

As of December 31, 2019	1,978	1,061	763	13,926	17,728

Additions as a result of new leases and capitalized leasehold improvements	41	70	163	1,804	2,078
Depreciation charge	(67)	(266)	(191)	(3,307)	(3,831)
Effect of modification and changes of estimates in lease contracts	(265)	153	5	(1,030)	(1,137)
Discontinued operations (Note 25)	(511)	(13)	—	(1,123)	(1,647)
Impairment	(16)	—	(81)	(303)	(400)
Transfer to own property, plant and equipment	—	—	(29)	(4)	(33)
Exchange differences on translation of foreign operations	5	46	25	6	82

As of December, 31 2020	1,165	1,051	655	9,969	12,840

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

The Group presents lease liabilities separately from other liabilities in the consolidated statement of financial position. Set out below are the carrying amounts of lease liabilities and the movements during the years ended December 31, 2020 and 2019:

	2020	2019
Lease liabilities as of January 1	17,355	8,293
Adjustment on initial application of IFRS 16	—	3,259
Additions as a result of new leases	573	7,372
Effect of modification and changes of estimates in lease contracts	(1,155)	608
Interest expense	1,088	1,409
Lease payments	(5,031)	(3,488)
Discontinued operations (Note 25)	(1,448)	—
Exchange differences on translation of foreign operations	99	(34)
Other	12	(64)

Lease liabilities as of December 31	11,493	17,355

The total cash outflow for leases during the years ended December 31, 2020 and 2019 was RUB 3,841 million and RUB 5,404 million, respectively. The lease liabilities of RUB 1,490 million were settled through sale and leasing back of railway carriages. The amount of expense relating to short-term leases during the years ended December 31, 2020 and 2019 was RUB 322 million and RUB 1,536 million, respectively.

The total amount of commitments for short-term leases excluding VAT amounted to RUB 104 million and RUB 62 million as of December 31, 2020 and 2019, respectively.

The Group’s lease contracts contain a number of restrictions, which include but are not limited to cross-default provisions. As of December 31, 2020 and 2019, the Group was not in compliance with certain covenants under a number of loan agreements and certain lease contracts. As a result, the related long-term lease liabilities of RUB 4,345 million and RUB 5,480 million were reclassified to short-term lease liabilities due to covenant violations as of December 31, 2020 and 2019, respectively.

In June 2019, the Group has extended a contract for lease of railway carriages until July 2021 resulting in addition to right-of-use assets and lease liabilities recognised in the amount of RUB 4,862 million. Until May 2019, the contract for lease of these railway carriages was short-term and contract expense was recognised within expense relating to short-term leases.

In March 2020, the Group has reached an agreement with one of the lessors to reduce rental fees for lease of railway carriages, and, as a result of remeasurement of the lease liability, the amount of right-of-use assets and lease liabilities was decreased by RUB 999 million.

The total amount including VAT of additional financing from leaseback transactions was RUB 2,584 million and RUB 344 million during the years ended December 31, 2020 and 2019, respectively.

The Group has lease contracts that have not yet commenced as of December 31, 2020 with the future lease payments of RUB 9 million within one year, RUB 25 million within five years and RUB 5 million thereafter.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

10.3	Financial instruments risk management objectives and policies

The Group is exposed to foreign currency risk, credit risk and liquidity risk. Management reviews and agrees policies for managing each of these risks, which are summarised below.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset which can increase the risk of losses. The Group has procedures with the objective of minimising such losses such as maintaining sufficient cash and other highly liquid current assets to meet its liabilities as and when they fall due.

As of December 31, 2020, the Group was in breach of a number of financial and non-financial covenants contained in the Group’s loan agreements which led to cross-defaults under other loan and lease agreements, permitting the respective lenders under such other facilities to accelerate the payment of principal and interest under their loans.

The following tables show the remaining contractual maturities at the reporting date of the Group’s non-derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payment computed using contractual rates, or if floating, based on rates current at the reporting date) and the earliest the Group can be required to pay.

	Maturity
	On demand	Within 1 year	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years	Total
At December 31, 2020
Loans and borrowings, including interest payable	311,673	4,333	2,109	18	18	66	318,217
Lease liabilities	6,329	2,521	1,299	672	475	8,187	19,483
Trade and other payables	27,226	13,125	—	—	—	—	40,351
Other financial liabilities	—	488	487	481	445	1,272	3,173

	Maturity
	On demand	Within 1 year	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years	Total
At December 31, 2019
Loans and borrowings, including interest payable	373,799	7,998	5,024	2,325	14	70	389,230
Lease liabilities	8,802	3,992	3,122	1,230	643	12,515	30,304
Trade and other payables	20,210	14,642	—	—	—	—	34,852
Other financial liabilities	—	—	54,450	38	38	19	54,545

Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the reporting date.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

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

The maximum exposure to credit risk arising from the Group’s financial assets is presented as follows:

	December 31, 2020	December 31, 2019
Restricted cash (excluding cash on hand)	284	147
Cash deposits (Note 14)	320	1,074
Trade and other receivables	16,442	15,442
Other financial assets	370	382
— Promissory notes	—	—
— Loans issued	354	368
— Bonds	16	14

Total	17,416	17,045

The Group evaluates the concentration of risk with respect to trade receivables as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets.

Restricted cash (excluding cash on hands) mostly relates to cash received as advances under the contracts with customers.

Foreign currency risk

Foreign currency risk is the risk that the value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchanges rates. This risk arises when commercial transactions and recognised assets and liabilities are denominated in a currency different from the Group’s functional currencies.

The Group undertakes transactions denominated in foreign currencies and consequently is exposed to foreign currency risk. Approximately 23% of the Group’s sales are denominated in U.S. dollars and 13% of the Group’s sales are denominated in euro, 12% of the Group’s borrowings are denominated in U.S. dollars and 36% of the Group’s borrowings are denominated in euro. The Group does not have formal arrangements to mitigate foreign currency risk. However, management of the Group believes that the foreign currency risk from sales of the Group denominated in U.S. dollars and euro is partly mitigated by foreign exchange (loss) gain from the Group’s borrowings and purchases denominated in foreign currencies, mostly in euro and U.S. dollars.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

The Group’s exposure at the reporting date to foreign currency risk arising from recognised assets and liabilities denominated in a currency other than the functional currency of the entity to which they relate to is set out in the table below:

Assets and liabilities denominated in U.S. dollars	December 31, 2020	December 31, 2019
Current assets	215	639
Trade and other receivables	74	172
Cash and cash equivalents	141	467

Non-current liabilities	—	(4,667)
Loans and borrowings	—	(4,667)

Current liabilities	(40,342)	(41,047)
Loans and borrowings	(38,041)	(38,861)
Trade and other payables	(2,301)	(2,186)

Assets and liabilities denominated in euro	December 31, 2020	December 31, 2019
Current assets	555	171
Trade and other receivables	470	63
Cash and cash equivalents	85	108

Non-current liabilities	(2,173)	(148)
Loans and borrowings	(2,084)	—
Lease liabilities	(89)	(148)

Current liabilities	(113,510)	(88,794)
Loans and borrowings	(110,359)	(86,213)
Trade and other payables	(3,025)	(2,499)
Lease liabilities	(126)	(82)

Sensitivity analysis

The table below demonstrates the Group’s sensitivity to a devaluation of the Russian ruble against U.S. dollar and euro which management believes is an appropriate measure in the current market conditions and which would impact its operations:

	Change in U.S. dollar to Russian ruble exchange rate	Effect ((decrease) /increase) on profit before tax	Change in Euro to Russian ruble exchange rate	Effect ((decrease) /increase) on profit before tax
2018	+14%	(7,672)	+14%	(14,098)
	-14%	7,672	-14%	14,098
2019	+13%	(5,860)	+13%	(11,540)
	-11%	4,958	-11%	9,765
2020	+16%	(6,420)	+16%	(18,420)
	-16%	6,420	-16%	18,420

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

Interest rate risk

Interest rate risk is the risk that changes in floating interest rates adversely impacts the financial results of the Group. As of December 31, 2020 and 2019, the share of the borrowings with floating rates in the total amount of the borrowings were 98% (incl. key rate of the Central Bank of the Russian Federation – 51%, LIBOR, EURIBOR and other – 47%) and 97% (incl. key rate of the Central Bank of the Russian Federation – 65%, LIBOR, EURIBOR and other – 32%), respectively.

The table below demonstrates the Group’s sensitivity to the change of floating rates:

	Increase/decrease in the key rate of the Central Bank of Russian Federation (%)	Effect ((decrease)/ increase) on profit before tax	Increase/ decrease in LIBOR (%)	Effect ((decrease)/ increase) on profit before tax	Increase/ decrease in EURIBOR (%)	Effect ((decrease)/ increase) on profit before tax
2018	+0.75%	(1,922)	+0.50%	(226)	+0.20%	(190)
	-1.00%	2,563	-0.15%	68	-0.01%	9
2019	+1.25%	(3,116)	+0.35%	(145)	+0.15%	(126)
	-1.25%	3,116	-0.35%	145	-0.15%	126
2020	+1.50%	(2,387)	+1.00%	(361)	+0.20%	(225)
	-1.00%	1,592	-0.25%	90	-0.20%	225

10.4	Other current and non-current financial assets

In November 2011, the Group entered into a loan agreement pursuant to which a loan of $944,530 thousand (RUB 28,433 million at exchange rate as of November 10, 2011) was granted by the Group. According to the loan agreement, in the event that the loan is not repaid at maturity (September 30, 2012), the Group was entitled to enforce the pledge over the pledged third party metallurgical plants assets and thereby take control of these assets subject to approval from the Russian Federal Antimonopoly Service. The Group has not taken possession of assets provided as collateral because these entities are under the bankruptcy procedure and burdened with substantial amount of debt.

The Group evaluates the recoverability of the loan based on the fair value of the pledged assets. As of December 31, 2020 and 2019, this loan in the amount of RUB 7,992 million and RUB 7,992 million, respectively, was fully provided for as the fair value of the pledged assets was nil as at these dates. In 2019, this loan was partially written off in the amount of $34,929 thousand (RUB 2,250 million at the dates of transactions), due to liquidation of certain debtors.

10.5	Other non-current financial liabilities

In April 2020, other non-current financial liabilities of RUB 49,418 million (RUB 48,201 million as of December 31, 2019) under the put option of Gazprombank were derecognised upon the Elga coal complex disposal (Note 25). The put option of Gazprombank was estimated at the present value of the consideration to be transferred upon the exercise of the put option discounted at the key rate of the Central Bank of the Russian Federation plus 2%. The respective finance cost was recognised in the consolidated statement of profit (loss) and other comprehensive income within discontinued operations in the amount of RUB 1,217 million, RUB 4,145 million and RUB 3,796 million for 2020, 2019 and 2018, respectively (Note 25).

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

In March 2020, the Group sold and leased back railway carriages for a period from 7 to 10 years for a purpose of additional financing resulting in recognition of other non-current financial liabilities and other current financial liabilities of RUB 2,519 million (including VAT). The Group has an obligation to repurchase the underlying assets set by contract.

11.	Inventories

	December 31, 2020	December 31, 2019
Raw materials	13,178	13,643
Work in progress	9,655	8,565
Finished goods and goods for resale	19,305	17,565

Total inventories at the lower of cost and net realisable value	42,138	39,773

During 2020, RUB 796 million (2019: RUB 1,628 million, 2018: RUB 756 million) was recognised as an expense within cost of sales for inventories carried at net realisable value. The amount of inventories recognised as an expense during the period was RUB 147,513 million for 2020 (2019: RUB 158,528 million, 2018: RUB 149,719 million).

The finished goods contain raw coal, which can be sold to third parties in its current condition or sent for processing for further sale in the amount of RUB 2,825 million and RUB 2,312 million as of December 31, 2020 and 2019, respectively.

12.	Trade and other receivables, net

Due to negative market trends caused by the COVID-19 pandemic credit risk increased in 2020 as counterparties faced difficulties in generating and raising sufficient cash flows to provide liquidity. Allowance for expected credit losses was adjusted in order to reflect uncertainty followed by the COVID-19 impact.

	December 31, 2020	December 31, 2019
Trade receivables, including from contracts with	21,863	21,262
— domestic customers	18,104	18,251
— foreign customers	3,759	3,011
Less allowance for expected credit losses on trade receivables	(5,984)	(6,200)

Total trade receivables, net	15,879	15,062

Other receivables	4,035	2,933
Less allowance for expected credit losses on other receivables	(3,511)	(2,655)

Total other receivables, net	524	278

Total accounts receivable, net	16,403	15,340

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

Trade receivables included RUB 1,115 million and RUB 459 million of trade receivables subject to provisional pricing measured at fair value through profit or loss as of December 31, 2020 and 2019, respectively.

Trade receivable included RUB 188 million and nil of contract assets as of December 31, 2020 and 2019, respectively.

Set out below is the information about the credit risk exposure on the Group’s trade receivables (not subject to provisional pricing) by ageing as of December 31, 2020 and 2019:

	December 31, 2020		December 31, 2019
	Trade receivables	Expected credit losses	Trade receivables	Expected credit losses
Current	11,088	(253)	11,585	(169)
=<30 days	2,442	(103)	2,023	(59)
31-60 days	590	(129)	502	(99)
61-90 days	430	(121)	352	(126)
91-180 days	385	(88)	444	(134)
181-365 days	547	(175)	659	(565)
>1 year	5,266	(5,115)	5,238	(5,048)

Total trade receivables	20,748	(5,984)	20,803	(6,200)

The Group does not provide any collateral over these balances.

The movements in the allowance for expected credit losses on trade and other receivables were as follows:

Total
At December 31, 2017	9,083
Charge	791
Utilised amounts	(575)
Exchange rate difference	538

At December 31, 2018	9,837
Charge	226
Utilised amounts	(800)
Exchange rate difference	(408)

At December 31, 2019	8,855
Charge	177
Utilised amounts	(653)
Discontinued operations	(2)
Exchange rate difference	1,118

At December 31, 2020	9,495

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

13.	Other current and non-current assets

	December 31, 2020	December 31, 2019
Other current assets
Prepayments and advances	4,428	2,930
Input, recoverable and deferred VAT and other taxes recoverable	3,875	3,970
Other current assets	120	82

Total prepayments and other current assets	8,423	6,982

	December 31, 2020	December 31, 2019
Other non-current assets
Deferred assets from sale and lease back	176	208
Other non-current assets	435	345

Total other non-current assets	611	553

Generally in Russia, VAT related to sales is payable to the tax authorities on an accrual basis based upon invoices issued to the customer. VAT incurred on purchases may be reclaimed, subject to certain restrictions, against VAT related to sales.

14. Cash and cash equivalents

	December 31, 2020	December 31, 2019
Cash on hand	5	6
Cash at banks, including
- in Russian rubles	849	1,715
- in U.S. dollars	358	1,081
- in euro	415	640
- in other currencies	144	160

Total cash and cash equivalents	1,771	3,602
Less allowance for expected credit losses	(65)	(93)

Total cash and cash equivalents, net	1,706	3,509

For the purpose of the consolidated statement of cash flows, bank overdrafts are deducted from cash and cash equivalents in the amount of RUB 2,644 million and RUB 642 million as of December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, the Group had short-term deposits included in cash at banks of RUB 320 million and RUB 1,074 million, respectively.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

Reconciliation between the changes in liabilities arising from financing activities including both changes arising from cash flows and non-cash changes:

	Loans and borrowings	Lease liabilities	Deferred payments for acquisition of assets	Effect of sale and leaseback transactions	Put option of Gazprombank	Other current financial liabilities	Deferred consideration paid for the acquisition of subsidiaries in prior periods
At December 31, 2017	439,893	9,354	1,680	—	40,260	734	4,010
Cash flows	(52,951)	(3,892)	(629)	—	—	(442)	(3,968)
Foreign exchange movement	24,167	83	—	—	—	—	339
Changes in fair value	—	—	—	—	—	(292)	—
Other changes, including interest	7,723	2,748	379	—	3,796	—	—

At December 31, 2018	418,832	8,293	1,430	—	44,056	—	381
Cash flows	(42,831)	(3,488)	(341)	234	—	—	(361)
Foreign exchange movement	(17,636)	(38)	—	—	—	—	(20)
Other changes, including interest	30,157	12,588	62	14	4,145	—	—

At December 31, 2019	388,522	17,355	1,151	248	48,201	—	—
Cash flows	(121,363)	(3,541)	(508)	278	—	—	—
Foreign exchange movement	34,053	60	—	—	—	—	—
Non-cash offset (Note 10.2)	—	(1,490)	—	1,490	—	—	—
Gain on sale of the discontinued operations	(8,031)	(1,448)	(443)	—	(49,418)	—	—
Other changes, including interest	23,856	557	(88)	183	1,217	—	—

At December 31, 2020	317,037	11,493	112	2,199	—	—	—

The table above does not include dividends paid of RUB 295 million, RUB 1,531 million and RUB 1,394 million, repurchase of common shares of RUB 844 million, nil and nil, proceeds from sale of non-controlling interest in subsidiaries of RUB 169 million, nil and nil and fines and penalties on overdue leases of nil, RUB 39 million and RUB 10 million for the years ended December 31, 2020, 2019 and 2018, respectively.

The amounts presented in other changes are primarily attributable to interest accrued of RUB 23,369 million, RUB 33,159 million and RUB 36,660 million for the years ended December 31, 2020, 2019 and 2018, respectively, new lease agreements of RUB 573 million, RUB 11,234 million (including effect of adoption of IFRS 16 in the amount of RUB 3,259 million) and RUB 1,675 million for the years ended December 31, 2020, 2019 and 2018, respectively, and effect of restructuring of loans of RUB 3,204 million, RUB 25 million and RUB 33,514 million for the years ended December 31, 2020, 2019 and 2018, respectively.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

15.	Property, plant and equipment

	Land	Buildings and constructions	Operating machinery and equipment	Trans- portation vehicles	Other equipment	Construction- in-progress	Mining plant and equipment	Railway Ulak-Elga	Total
Cost
At December 31, 2017	3,095	80,813	117,638	30,831	996	19,645	16,977	74,808	344,803
Additions	9	10	2,423	2,048	83	6,851	50	—	11,474
Change in rehabilitation provision	—	(187)	—	—	—	—	(102)	—	(289)
Transfers	1	487	2,750	251	97	(4,099)	119	394	—
Disposals	(255)	(649)	(1,734)	(1,410)	(32)	(509)	(136)	—	(4,725)
Exchange differences on translation of foreign operations	91	277	251	40	28	—	—	—	687

At December 31, 2018	2,941	80,751	121,328	31,760	1,172	21,888	16,908	75,202	351,950
Transfer to right-of-use assets on initial application of IFRS 16	—	—	(1,745)	(14,557)	—	—	—	—	(16,302)
Additions	—	27	1,180	282	33	7,332	38	—	8,892
Change in rehabilitation provision	—	456	—	—	—	—	707	—	1,163
Transfers	(9)	2,606	3,176	262	21	(6,752)	(26)	722	—
Transfer to own property, plant and equipment	—	—	752	95	—	—	—	—	847
Disposals	(24)	(240)	(2,400)	(2,045)	(33)	(990)	—	—	(5,732)
Exchange differences on translation of foreign operations	(84)	(263)	(223)	(29)	(30)	(2)	—	—	(631)

At December 31, 2019	2,824	83,337	122,068	15,768	1,163	21,476	17,627	75,924	340,187
Additions	—	26	1,332	413	41	5,442	9	—	7,263
Change in rehabilitation provision	—	30	—	—	—	—	170	—	200
Transfers	1	4,106	5,521	117	20	(9,772)	7	—	—
Transfer to own property, plant and equipment	—	—	57	5	—	—	—	—	62
Disposals	(47)	(377)	(1,981)	(954)	(35)	(449)	(974)	—	(4,817)
Discontinued operations (Note 25)	—	(11,804)	(4,887)	(2,379)	(153)	(9,044)	(5,783)	(75,924)	(109,974)
Exchange differences on translation of foreign operations	169	553	487	73	48	1	—	—	1,331

At December 31, 2020	2,947	75,871	122,597	13,043	1,084	7,654	11,056	—	234,252

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

	Land	Buildings and constructions	Operating machinery and equipment	Trans- portation vehicles	Other equipment	Construction- in-progress	Mining plant and equipment	Railway Ulak-Elga	Total
Depreciation and impairment
At December 31, 2017	(292)	(40,275)	(80,872)	(17,738)	(797)	(1,733)	(4,412)	(809)	(146,928)
Depreciation charge	—	(3,550)	(7,273)	(2,253)	(99)	—	(180)	(279)	(13,634)
Transfers	—	(150)	(35)	5	23	24	133	—	—
Disposals	223	437	1,628	1,312	27	23	37	—	3,687
Impairment	(43)	(319)	(1,065)	(709)	(15)	(536)	(2,153)	—	(4,840)
Exchange differences on translation of foreign operations	(3)	(110)	(191)	(28)	(24)	—	—	—	(356)

At December 31, 2018	(115)	(43,967)	(87,808)	(19,411)	(885)	(2,222)	(6,575)	(1,088)	(162,071)
Transfer to right-of-use assets on initial application of IFRS 16	—	—	1,102	5,088	—	—	—	—	6,190
Depreciation charge	—	(2,781)	(6,764)	(882)	(53)	—	(186)	(295)	(10,961)
Transfers	—	(19)	(103)	(43)	1	163	1	—	—
Transfer to own property, plant and equipment	—	—	(638)	(94)	—	—	—	—	(732)
Disposals	22	193	2,228	1,996	21	30	—	—	4,490
Reversal of impairment/ (impairment)	36	634	1,617	(9)	9	(473)	(19)	—	1,795
Exchange differences on translation of foreign operations	3	114	192	34	23	—	—	—	366

At December 31, 2019	(54)	(45,826)	(90,174)	(13,321)	(884)	(2,502)	(6,779)	(1,383)	(160,923)
Depreciation charge	—	(2,695)	(6,212)	(583)	(51)	—	(144)	(73)	(9,758)
Transfers	—	(399)	(537)	(30)	(2)	986	(18)	—	—
Transfer to own property, plant and equipment	—	—	(28)	(1)	—	—	—	—	(29)
Disposals	—	302	1,842	948	2	200	933	—	4,227
Discontinued operations (Note 25)	—	7,934	2,744	2,240	78	—	111	1,456	14,563
Impairment	—	(25)	(37)	—	—	(105)	(6)	—	(173)
Exchange differences on translation of foreign operations	—	(260)	(428)	(83)	(42)	—	(1)	—	(814)

At December 31, 2020	(54)	(40,969)	(92,830)	(10,830)	(899)	(1,421)	(5,904)	—	(152,907)

Net book value
At December 31, 2017	2,803	40,538	36,766	13,093	199	17,912	12,565	73,999	197,875

At December 31, 2018	2,826	36,784	33,520	12,349	287	19,666	10,333	74,114	189,879

At December 31, 2019	2,770	37,511	31,894	2,447	279	18,974	10,848	74,541	179,264

At December 31, 2020	2,893	34,902	29,767	2,213	185	6,233	5,152	—	81,345

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

As of December 31, 2020 and 2019, the Group performed an impairment analysis of property, plant and equipment (Note 17).

Assets under construction

As of December 31, 2020 and 2019, construction-in-progress included advances issued for acquisition of property, plant and equipment in the amounts of RUB 299 million and RUB 277 million, respectively.

Capitalised borrowing costs

The amount of borrowing costs capitalised during the year ended December 31, 2020 was RUB 66 million (2019: RUB 309 million, 2018: RUB 492 million). The rate used to determine the amount of borrowing costs eligible for capitalisation was 7.13% (2019: 8.57%, 2018: 8.55%), which is the average rate of the eligible borrowings.

Contractual commitments

As of December 31, 2020 and 2019, the total Group’s contractual commitments to acquire property, plant and equipment excluding VAT amounted to RUB 9,300 million and RUB 10,506 million, respectively.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

16.	Intangible assets

	Goodwill	Mineral licenses	Other intangible assets
Cost
At December 31, 2017	32,878	55,618	880
Exchange differences on translation of foreign operations	90	—	—

At December 31, 2018	32,968	55,618	880
Exchange differences on translation of foreign operations	(57)	—	—

At December 31, 2019	32,911	55,618	880
Disposals	—	(1,023)	—
Discontinued operations (Note 25)	—	(11,823)	—
Exchange differences on translation of foreign operations	90	—	—

At December 31, 2020	33,001	42,772	880

Amortisation and impairment
At December 31, 2017	(14,547)	(22,378)	—
Impairment	(2,382)	—	—
Amortisation	—	(1,172)	(36)

At December 31, 2018	(16,929)	(23,550)	(36)
Impairment	(3,139)	(6)	—
Amortisation	—	(987)	(35)

At December 31, 2019	(20,068)	(24,543)	(71)
Impairment	(3,324)	—	—
Amortisation	—	(921)	(35)
Disposals	—	1,023	—
Discontinued operations (Note 25)	—	127	—

At December 31, 2020	(23,392)	(24,314)	(106)

Net book value
At December 31, 2017	18,331	33,240	880

At December 31, 2018	16,039	32,068	844

At December 31, 2019	12,843	31,075	809

At December 31, 2020	9,609	18,458	774

As of December 31, 2020 and 2019, the Group performed an impairment analysis of goodwill (Note 17).

In 2020, four mineral licenses for coal and iron ore deposits which were previously fully impaired were revoked due to non-fulfillment of the terms of the license agreements concerning the start of mining.

As of December 31, 2020 and 2019, the total Group’s contractual commitments to acquire intangible assets excluding VAT amounted to RUB nil and nil, respectively.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

17.	Impairment of goodwill and other non-current assets

As of December 31, 2020 and 2019, the Group performed an impairment analysis of goodwill and other non-current assets at the level of cash generating units (CGU). The Group considers the relationship between market capitalisation and its book value, among other factors, when reviewing for indicators of impairment. Goodwill acquired through business combinations has been allocated to CGUs for impairment testing as follows (before impairment write-downs):

		Goodwill
Cash generating units	Segment	December 31, 2020	December 31, 2019
Yakutugol	Mining	10,259	13,399
Kuzbass Power Sales Company	Power	1,026	1,026
Port Posiet	Mining	756	756
Chelyabinsk Metallurgical Plant	Steel	679	589
Southern Kuzbass Coal Company	Mining	143	143
Port Temryuk	Mining	69	69

Total		12,932	15,982

As of December 31, 2020 and 2019, the recoverable amount of CGUs was determined based on value in use. Inflation and discount rates, range of discount rates, estimated for each year for the forecasted period, were as follows:

	Forecast period, years
As of December 31, 2019	2020	2021	2022	2023	2024
Inflation rate in Russia	3.7%	3.4%	3.8%	3.8%	3.8%
Inflation rate in European countries	3.1%	2.7%	2.8%	2.8%	2.9%
Pre-tax discount rate, %	10.0%-14.9%	10.0%-14.9%	10.0%-14.9%	10.0%-14.9%	10.0%-14.9%

As of December 31, 2020	2021	2022	2023	2024	2025
Inflation rate in Russia	4.4%	3.7%	3.8%	3.8%	3.8%
Inflation rate in European countries	3.0%	2.9%	2.8%	2.8%	2.8%
Pre-tax discount rate, %	10.4%-17.1%	10.4%-17.1%	10.4%-17.1%	10.4%-17.1%	10.4%-17.1%

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated in the range 2.7%-3.9% and is applied to the projected future cash flows after the fifth year.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

For the forecasted period from 2021 to 2025, the Group used the following key assumptions on prices for products sold in assessing the recoverable amount of the tested cash generating units:

Cash generating units	Segment	Product, measurement unit	Range of sales prices, FCA

Chelyabinsk Metallurgical Plant	Steel	Rails (Rub, thousand/tn)	43 – 48
Chelyabinsk Metallurgical Plant	Steel	Rebar (Rub, thousand/tn)	30 – 32
Chelyabinsk Metallurgical Plant	Steel	Billets (Rub, thousand/tn)	26 – 28
Izhstal	Steel	Billets (Rub, thousand/tn)	62 – 64
Izhstal	Steel	Long products (Rub, thousand/tn)	57 – 61
Yakutugol	Mining	Coking coal (Rub, thousand/tn)	3.5 – 3.5
Yakutugol	Mining	Steam coal (Rub, thousand/tn)	1.3 – 2.4
Southern Kuzbass Coal Company	Mining	Coking coal (Rub, thousand/tn)	4.0 – 4.4
Southern Kuzbass Coal Company	Mining	Anthracite (Rub, thousand/tn)	3.1 – 3.2
Southern Kuzbass Coal Company	Mining	Steam coal (Rub, thousand/tn)	0.8 – 1.0
BFP	Steel	Ferrosilicon (Rub, thousand/tn)	62 – 72
KPSC	Power	Electricity (Rub, thousand/kWh)	3.1 – 3.6

As of December 31, 2020, the Group performed the impairment testing for the following number of CGUs by segments: Steel – 3, Mining – 5 and Power – 2.

Impairment of goodwill

According to the identified during the reporting period indicators for impairment of goodwill, an impairment loss as of December 31, 2020 was recognised in the following CGU:

Cash generating units	Impairment loss on goodwill for the year ended December 31, 2020
Yakutugol	3,324

Total	3,324

Goodwill at Yakutugol was impaired in the amount of RUB 3,324 in 2020 due to coal prices decline in long-term forecast along with forthcoming depletion of Neryungrinsky Open Pit, decline in forecasted extraction and sales volumes in 2021-2022 with the shift to the next years as a consequence of current market environment impacted by the COVID-19 pandemic. The remaining carrying value of goodwill was RUB 6,935 million.

According to the results of the impairment analysis of goodwill, an impairment loss as of December 31, 2019 was recognised in the following CGU:

Cash generating units	Impairment loss on goodwill for the year ended December 31, 2019
Yakutugol	3,139

Total	3,139

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

Goodwill at Yakutugol was impaired in the amount of RUB 3,139 in 2019 due to coal prices decline in long-term forecast along with forthcoming depletion of Neryungrinsky Open Pit. The remaining carrying value of goodwill was RUB 10,259 million.

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

Impairment of non-current assets

According to the results of the impairment analysis, impairment of non-current assets was identified for the following CGUs as of December 31, 2020:

Cash generating units	Impairment loss on non-current assets identified as a result of impairment tests at December 31, 2020
Korshunov Mining Plant (KMP)	505
Other	68

Total	573

Estimated future cash flows remained negative at KMP therefore property, plant and equipment and right-of-use assets acquired in 2020 for the purpose to maintain production volumes in accordance with the license agreement obligations was written down to nil as of December 31, 2020.

According to the results of the impairment analysis, impairment of non-current assets was identified for the following CGUs as of December 31, 2019:

Cash generating units	Impairment loss on non-current assets identified as a result of impairment tests at December 31, 2019
Bratsk Ferroalloy Plant (BFP)	727
Korshunov Mining Plant (KMP)	549

Total	1,276

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

Impairment of non-current assets at BFP of RUB 727 million was recognised due to ferrosilicon prices decline in long-term forecast. The remaining carrying value of the property, plant and equipment, right-of-use assets and mineral licenses of BFP was RUB 702 million. Estimated future cash flows remained negative at KMP therefore property, plant and equipment and right-of-use assets acquired in 2019 for the purpose to maintain production volumes in accordance with the license agreement obligations was written down to nil as of December 31, 2019.

According to the results of the impairment analysis, reversal of previously recognised impairment loss of non-current assets was identified for the following CGUs as of December 31, 2019:

Cash generating units	Gain from reversal of previously recognised impairment loss on non-current assets at December 31, 2019
Izhstal	2,611

Total	2,611

An impairment loss of non-current assets previously recognised at Izhstal was reversed of RUB 2,611 million due to decline in purchase prices for electrodes used as raw materials for steel production in a long-term forecast and decrease in pre-tax discount rate. The remaining carrying value of the property, plant and equipment and right-of-use assets of Izhstal was RUB 4,199 million.

According to the results of the impairment analysis, impairment of non-current assets was identified for the following CGUs as of December 31, 2018:

Cash generating units	Impairment loss on non-current assets identified as a result of impairment tests at December 31, 2018
Korshunov Mining Plant (KMP)	1,151
Izhstal	781
Southern Kuzbass Power Plant (SKPP)	337

Total	2,269

The carrying value of property, plant and equipment and right-of-use assets at KMP was written down to nil as of December 31, 2017. However, during 2018, new non-current assets were acquired for the purpose to maintain production volumes in accordance with the license agreement obligations. As of December 31, 2018, estimated future cash flows remain negative due to high transportation cost per tonne and significant costs of large-scale stripping works in order to fulfil required level of extraction. Therefore, an additional impairment of property, plant and equipment and right-of-use assets at KMP of RUB 1,151 million was recognised as of December 31, 2018.

Impairment of property, plant and equipment at Izhstal of RUB 781 million was caused by the shift of production technology to casting own steel instead of acquiring billets, increased projected cost of purchased

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

Based on the sensitivity analysis carried out as of December 31, 2020, a 3% decrease in future planned revenues would trigger additional impairment of goodwill of RUB 3,606 million at Yakutugol, and a 1% increase in discount rate would lead to additional impairment of goodwill of RUB 1,481 million at Yakutugol.

The calculated value in use of Yakutugol is sensitive to annual production volumes. If annual production volumes are decreased by 20%, the value in use of Yakutugol would trigger additional impairment of goodwill of RUB 1,329 million.

For the cash-generating units, which were not impaired in the reporting period and for which the reasonably possible changes could lead to impairment, the recoverable amounts would become equal to their carrying amounts if the assumptions used to measure the recoverable amounts changed by the following percentages: decrease in sales prices of 3.3%, 1.3%, 1.6% and 0.2% at SKCC, Izhstal, BFP and SKPP, respectively, decrease in growth rate of 0.6% at SKPP and increase in discount rate of 0.5% and 2.1% at SKPP and SKCC, respectively. The recoverable amounts of SKCC, Izhstal, BFP and SKPP based on initial key assumptions exceed the carrying amounts by RUB 12,101 million, RUB 2,889 million, RUB 901 million and RUB 117 million, respectively.

Reasonably possible changes in other key assumptions used in assessing recoverable amount of CGUs as of December 31, 2020 do not lead to excess of carrying value over recoverable amount. The Group considered

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

potential impacts and effects of the COVID-19 pandemic, including the estimated impact on the macro economic environment, lower demand for Group’s products and negative pressure on selling prices based on the experience of 2020 when the downturn of economy affected the decline in Group’s performance. The recovery of the sales volumes and selling prices may be slower than reasonably expected due to macroeconomic uncertainty and instability from the COVID-19 pandemic impact.

18.	Trade and other payables

	December 31, 2020	December 31, 2019
Trade payables	32,290	27,806
Other payables	11,493	10,438

Total trade and other payables	43,783	38,244

Other payables include accruals for fines and penalties, payables for property, plant and equipment acquired, salaries payable, dividends payable and other.

	December 31, 2020	December 31, 2019
Other payables
Accounts payable for property, plant and equipment	3,650	3,164
Wages and salaries payable and other related obligations	3,378	3,538
Dividends payable, common shares	7	136
Dividends payable, preferred shares	3	80
Other	4,455	3,520

Total	11,493	10,438

19.	Income tax

The major components of income tax expense for the years ended December 31, 2020, 2019 and 2018 are:

Recognised in profit or loss from continuing operations	2020	2019*	2018*
Current income tax
Current income tax charge	(2,118)	(2,921)	(2,433)
Adjustments in respect of income tax, including income tax penalties and changes in uncertain income tax position	2,167	(2,718)	(3,046)
Deferred tax
Relating to origination and reversal of temporary differences	(2,577)	(2,274)	2,826

Income tax expense reported in the consolidated statement of profit (loss) and other comprehensive income	(2,528)	(7,913)	(2,653)

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 25).

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

In January 2013, the Group created the consolidated group of taxpayers in accordance with the Tax code of the Russian Federation, under the Federal law of the Russian Federation of November 16, 2011 No. 321-FZ. The existence of the consolidated group of taxpayers is subject to compliance with several conditions stated in the Tax code of the Russian Federation. The Group believes that these conditions were met as of December 31, 2020, 2019 and 2018. In 2014-2020, the consolidated group of taxpayers consisted of 20 subsidiaries of the Group, together with Mechel PAO, which is the responsible taxpayer under the agreement. Under the Federal law of the Russian Federation of August 3, 2018 No. 302-FZ, the Russian legislation introduced a limitation for registration by the tax authorities of agreements on the establishment of consolidated group of taxpayers, changes to contracts related to the accession of new members of such groups, withdrawal of participants, the extension of the agreement on the established consolidated group of taxpayers and termination of the consolidated group of taxpayers by January 1, 2023.

For subsidiaries which are not included in the consolidated group of taxpayers, income taxes are calculated on an individual subsidiary basis. Deferred income tax assets and liabilities are recognised in the accompanying consolidated financial statements in the amount determined by the Group in accordance with IAS 12.

During 2018-2020, income tax was calculated at 20% of taxable profit in Russia and Kazakhstan, and at 25% in Austria. Income tax in Germany was calculated at 32.10%, 32.10% and 32.10% for 2018, 2019 and 2020. Amendments in the tax legislation of Switzerland resulted in the increase in tax rate from 10.5%-11% to 12,53% since January 1, 2020.

Starting 2018 up to the date of disposal (Note 25), Elgaugol used a privilege and applied a 0% income tax rate due to fulfillment of conditions of the Regional investment project.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

The reconciliation between the income tax expense computed by applying the Russian enacted statutory tax rates to the income from continuing operations before tax and non-controlling interest, to the income tax expense reported in the consolidated financial statements is as follows:

	Notes	2020	2019*	2018*
(Loss)/profit before tax from continuing operations		(37,625)	18,988	23,550
Loss before tax from discontinued operations	25	(3,953)	(6,716)	(7,333)

Accounting (loss)/profit before tax		(41,578)	12,272	16,217

Income tax benefit (expense) at statutory income tax rate of 20%		8,316	(2,454)	(3,243)
Adjustments:
Adjustments in respect of income tax, including income tax penalties and changes in uncertain income tax position		2,167	(2,718)	(2,962)
Unrecognised current year tax losses and write-off of previously recognised asset on tax losses		(9,728)	(1,277)	4,008
Non-deductible expenses for tax purposes		(1,443)	(948)	(3,512)
Impairment of goodwill		(665)	(628)	(476)
Effect of restructuring and expense related to fines and penalties on breach of covenants in credit agreements		(16)	—	3,460
Effect of different tax rates		(1,172)	155	(12)

Change in tax rate		(5)	(117)	56

At the effective income tax rate of (6.1)% (65.1% in 2019, 16.5% in 2018) income tax expense		(2,546)	(7,987)	(2,681)

Income tax expense reported in the consolidated statement of profit (loss) and other comprehensive income from continuing operations		(2,528)	(7,913)	(2,653)
Income tax attributable to a discontinued operation	25	(18)	(74)	(28)

Total income tax expense		(2,546)	(7,987)	(2,681)

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 25).

Unrecognised current year tax losses and write-off of previously recognised asset on tax losses relate to increase in unrecognised deferred tax assets in the amount of RUB 9,527 million, RUB 2,319 million and decrease in unrecognized deferred tax assets in the amount of RUB 2,480 million due to reassessment of deferred tax assets arising from the carryforward of unused tax losses of the consolidated group of taxpayers in 2020, 2019 and 2018, respectively.

Effect of different tax rates included the amount of RUB 642 million, RUB 49 million losses and RUB 259 million income in 2020, 2019 and 2018, respectively, related to applying a privilege on income tax by Elgaugol up to date of disposal (Note 25).

The deferred tax balances were calculated by applying the currently enacted statutory income tax rate in each jurisdiction applicable to the period in which the temporary differences between the carrying amounts and tax base (both in respective local currencies) of assets and liabilities are expected to reverse.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

The amounts reported in the accompanying consolidated financial statements consisted of the following:

	January 1, 2020	Tax (expense) benefit during the period recognised in profit or loss	Disposals of subsidiaries	Other	December 31, 2020
Deferred tax assets
Property, plant, equipment and right-of-use assets	686	(291)	—	3	398
Rehabilitation provision	1,068	71	(188)	—	951
Inventories	1,679	(41)	(13)	5	1,630
Trade and other receivables	519	(268)	—	—	251
Loans and borrowings	360	(342)	—	—	18
Lease liabilities	2,577	(881)	(181)	18	1,533
Other financial liabilities	—	412	—	—	412
Trade and other payables and other liabilities	529	426	(12)	1	944
Net operating loss carry-forwards	10,403	(2,345)	(2,723)	20	5,355
Other	111	133	(11)	132	365

Deferred tax liabilities
Property, plant, equipment and right-of-use assets	(17,805)	625	7,371	(100)	(9,909)
Mineral licenses	(6,141)	181	2,318	—	(3,642)
Inventories	(989)	42	—	(5)	(952)
Trade and other receivables	(774)	189	—	(6)	(591)
Loans and borrowings	(2,073)	(572)	—	—	(2,645)
Trade and other payables and other liabilities	(379)	87	6	(44)	(330)

Deferred tax assets (liabilities), net	(10,229)	(2,574)	6,567	24	(6,212)

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

	January 1, 2019	Adjustment on initial application of IFRS 16	January 1, 2019 adjusted for the effect of IFRS 16	Tax (expense) benefit during the period recognised in profit or loss	Other	December 31, 2019
Deferred tax assets
Property, plant, equipment and right-of-use assets	386	(86)	300	386	—	686
Rehabilitation provision	773	—	773	295	—	1,068
Inventories	1,716	—	1,716	(36)	(1)	1,679
Trade and other receivables	790	—	790	(269)	(2)	519
Loans and borrowings	320	—	320	40	—	360
Lease liabilities	843	651	1,494	1,087	(4)	2,577
Trade and other payables and other liabilities	869	—	869	(340)	—	529
Net operating loss carry-forwards	13,623	—	13,623	(3,210)	(10)	10,403
Other	74	—	74	40	(3)	111

Deferred tax liabilities
Property, plant, equipment and right-of-use assets	(15,468)	(537)	(16,005)	(1,830)	30	(17,805)
Mineral licenses	(6,376)	—	(6,376)	235	—	(6,141)
Inventories	(834)	—	(834)	(160)	5	(989)
Trade and other receivables	(499)	—	(499)	(280)	5	(774)
Loans and borrowings	(3,898)	—	(3,898)	1,825	—	(2,073)
Trade and other payables and other liabilities	(337)	—	(337)	(71)	29	(379)

Deferred tax assets (liabilities), net	(8,018)	28	(7,990)	(2,288)	49	(10,229)

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

	January 1, 2018	Adjustment on initial application of IFRS 9	January 1, 2018 adjusted for the effect of IFRS 9	Tax (expense) benefit during the period recognised in profit or loss	Other	December 31, 2018
Deferred tax assets
Property, plant and equipment	759	—	759	(373)	—	386
Rehabilitation provision	802	—	802	(29)	—	773
Inventories	179	—	179	1,537	—	1,716
Trade and other receivables	735	—	735	52	3	790
Loans and borrowings	313	822	1,135	(815)	—	320
Lease liabilities	983	—	983	(141)	1	843
Trade and other payables and other liabilities	656	—	656	213	—	869
Net operating loss carry-forwards	7,972	—	7,972	5,646	5	13,623
Other	86	—	86	(15)	3	74

Deferred tax liabilities
Property, plant and equipment	(15,869)	—	(15,869)	429	(28)	(15,468)
Mineral licenses	(6,652)		(6,652)	276	—	(6,376)
Inventories	(801)	—	(801)	(28)	(5)	(834)
Trade and other receivables	(330)	—	(330)	(160)	(9)	(499)
Loans and borrowings	(112)	50	(62)	(3,835)	(1)	(3,898)
Trade and other payables and other liabilities	(119)	—	(119)	(161)	(57)	(337)

Deferred tax assets (liabilities), net	(11,398)	872	(10,526)	2,596	(88)	(8,018)

Recognised in the consolidated statement of financial position:

	December 31, 2020	December 31, 2019
Deferred tax assets	561	3,648
Deferred tax liabilities	(6,773)	(13,877)

Deferred tax liabilities, net	(6,212)	(10,229)

Reconciliation of deferred tax (expense) benefit during the period recognised in profit or loss is provided below:

Deferred tax (expense) benefit during the period	2020	2019	2018
Tax (expense) benefit attributable to continuing operation	(2,577)	(2,274)	2,826
Tax (expense) benefit attributable to discontinued operation	3	(14)	(230)

Tax (expense) benefit during the period recognised in profit or loss	(2,574)	(2,288)	2,596

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

For consolidated financial reporting purposes, the Group has not recognised deferred tax assets in the amount of RUB 38,153 million (December 31, 2019: RUB 29,600 million) on losses in the amount of RUB 191,411 million (December 31, 2019: RUB 150,460 million) that are available to carry forward against future taxable income of the subsidiaries in which the losses arose. Deferred tax assets have not been recognised in respect of these losses as it is not probable that future taxable profit will be available for utilisation of such assets. Deferred tax assets on net operating loss carry forwards which are considered to be realisable in the future, are mostly related to the Russian subsidiaries. The calculated future taxable profit is sensitive to operational results. The recovery of the sales volumes and selling prices may be slower than reasonably expected due to macroeconomic uncertainty and instability from the COVID-19 pandemic impact.

A deferred tax liability of approximately RUB 566 million and RUB 305 million as of December 31, 2020 and 2019, respectively, has not been recognised for temporary differences related to the Group’s investment in foreign subsidiaries primarily as a result of unremitted earnings of consolidated subsidiaries, as it is the Group’s intention, generally, to reinvest such earnings permanently.

Similarly, a deferred tax liability of approximately RUB 72 million and RUB 105 million as of December 31, 2020 and 2019, respectively, has not been recognised for temporary difference related to unremitted earnings of consolidated domestic subsidiaries as management believes the Group is able to control the timing of the reversal of these temporary differences and does not intend to reverse them in the foreseeable future.

Probable income tax risks of RUB 6,575 million and RUB 8,984 million as of December 31, 2020 and 2019, respectively, have been recorded in the Group’s consolidated financial statements. Due to changes in the Russian tax legislation effective from January, 2017, calculation of the consolidated tax base of the consolidated group of taxpayers and the way to offset current losses and losses received in the previous tax periods (before January 2017) were changed. Due to the absence of official explanations of the regulatory authorities concerning changes, there is an uncertainty in the interpretation. The Group does not believe that any other material income tax matters exist relating to the Group, including current pending or future governmental claims and demands, which would require adjustment to the accompanying consolidated financial statements in order for those statements not to be materially misstated or misleading as of December 31, 2020.

Possible income tax risks of RUB 862 million and RUB 1,663 million as of December 31, 2020 and 2019, respectively, have not been recognised in the Group’s consolidated financial statements. Indemnity in the amount of RUB 1.9 billion was included in the purchase and sale agreement related to the Elga coal complex (Note 25) to address different interpretations of the tax law and regulations existed before the disposal date assessed by the management as possible for the income tax and other taxes risk.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

20.	Taxes and similar charges payable other than income tax

	December 31, 2020	December 31, 2019
VAT payable	4,705	4,120
Payroll taxes	4,180	3,353
Property tax	614	566
Land lease	591	454
Land tax	323	240
Mineral extraction tax	280	332
Other	276	163

Total	10,969	9,228

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

As of December 31, 2020, there were 43,801 active participants under the defined benefit pension plans and other long-term benefit plans and 37,640 pensioners receiving monthly pensions or other regular financial support from these plans. As of December 31, 2019 and December 31, 2018, the related figures were 47,288 and 48,531 of active participants under the defined benefit pension plans and other long-term benefits and 37,814 and 38,751 pensioners receiving monthly pensions or other regular financial support from these plans, respectively. The majority of employees at the Group’s major subsidiaries belong to the trade unions.

Actuarial valuation of pensions and other long-term benefits for the major subsidiaries as of December 31, 2020 was performed in January 2021. Members’ census data as of that date was collected for all relevant business units of the Group.

Pension obligations and expenses determined by the Group are supported by an independent qualified actuary in accordance with the “Projected Unit Credit method” of calculation of actuarial present value of future liabilities.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

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

As of December 31, 2020, defined benefit obligations, including pension obligations in the amount of RUB 4,996 million and other long-term benefit obligations in the amount of RUB 867 million (RUB 4,745 million and 803 million as of December 31, 2019, respectively), were presented within Pension obligations in the consolidated statement of financial position.

Changes in the present value of the pension obligations and other long-term benefits and fair value of plan assets for 2018 were as follows:

	Pension obligation	Fair value of plan assets	Benefit liability
December 31, 2017	(4,632)	271	(4,361)

Current service cost	(130)	—	(130)
Net interest expense	(266)	(13)	(279)
Curtailment/settlement gain	4	—	4
Remeasurement of other long-term benefit obligations	(492)	—	(492)
Past service cost	70	—	70

Sub-total included in profit or loss	(814)	(13)	(827)

Benefit paid	299	(17)	282

Exchange difference	(213)	41	(172)
Actuarial changes arising from changes in demographic assumptions	(38)	—	(38)
Actuarial changes arising from changes in financial assumptions	354	—	354
Experience adjustments	171	—	171

Sub-total included in OCI	274	41	315

December 31, 2018	(4,873)	282	(4,591)

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

Changes in the present value of the pension obligations and other long-term benefits and fair value of plan assets for 2019 were as follows:

	Pension obligation	Fair value of plan assets	Benefit liability
December 31, 2018	(4,873)	282	(4,591)

Current service cost	(210)	—	(210)
Net interest expense	(297)	4	(293)
Curtailment/settlement gain	—	—	—
Remeasurement of other long-term benefit obligations	(25)	—	(25)
Past service cost	—	—	—

Sub-total included in profit or loss	(532)	4	(528)

Benefit paid	344	(7)	337

Exchange difference	117	(16)	101
Actuarial changes arising from changes in demographic assumptions	(88)	—	(88)
Actuarial changes arising from changes in financial assumptions	(772)	—	(772)
Experience adjustments	(7)	—	(7)

Sub-total included in OCI	(750)	(16)	(766)

December 31, 2019	(5,811)	263	(5,548)

In 2019, the effect of actuarial changes arising from changes in financial assumptions is connected with the significant decrease in discount rate.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

Changes in the present value of the pension obligations and other long-term benefits and fair value of plan assets for 2020 were as follows:

	Pension obligation	Fair value of plan assets	Benefit liability
December 31, 2019	(5,811)	263	(5,548)

Current service cost	(220)	—	(220)
Net interest expense	(290)	2	(288)
Curtailment/settlement gain	—	—	—
Remeasurement of other long-term benefit obligations	54	—	54
Past service cost	—	—	—
Discontinued operations	186	—	186

Sub-total included in profit or loss	(270)	2	(268)

Benefit paid	304	(14)	290

Exchange difference	(457)	91	(366)
Actuarial changes arising from changes in demographic assumptions	—	—	—
Actuarial changes arising from changes in financial assumptions	(22)	—	(22)
Experience adjustments	103	—	103
Discontinued operations	(52)	—	(52)

Sub-total included in OCI	(428)	91	(337)

December 31, 2020	(6,205)	342	(5,863)

Deferred tax related to net loss from remeasurement of defined benefit plans amounted to RUB 119 million and nil as of December 31, 2020 and 2019, respectively

Amounts of the pension obligations recognised in the consolidated statement of the financial position were as follows:

	December 31, 2020	December 31, 2019
Current liabilities	631	615
Non-current liabilities	5,232	4,933

Total net pension obligations	5,863	5,548

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

The plan asset allocation of the investment portfolio was as follows as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Debt instruments	184	142
Equity instruments	97	82
Cash and cash equivalents	32	18
Property	17	12
Other assets	12	9

Total plan assets	342	263

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

The Group’s entities have a practice to provide lump-sum financial support to former employees as well as certain life-long benefits, so there is a risk of changes in the life expectancy for pensioners. This risk is controlled by using most recent life expectancy tables. The risk of a significant fluctuation in interest rates is offset by actuarial best estimate assumptions in respect of discount rates. The Group does not identify the unusual, specific business plan or risk, as well as any significant risk concentrations. The Group performs sensitivity analysis calculating the whole defined benefit obligation and other long-term benefits obligation in different actuarial assumptions and comparing the results. There are no changes from the previous period in the methods and set of assumptions used in preparing the sensitivity analyses. The weighted average duration of the defined benefit obligation and other long-term benefits obligation is around 11-12 years as of December 31, 2020 and 2019.

The key actuarial assumptions used to determine defined benefit obligations were as follows as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Discount rate
Russian entities	6.40%	6.60%
German entities	0.84%	1.10%
Austrian entities	0.50%	0.75%
Inflation rates
Russian entities	3.90%	4.00%
Rate of compensation increase
Russian entities	4.90%	5.10%
German entities	4.00%	4.00%
Austrian entities	2.25%	2.25%

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

The results of sensitivity analysis of defined benefit obligations for the Russian entities as of December 31, 2020 and 2019 are presented below:

	2020	2019
Discount rate
1% increase	-8.90%	-9.20%
1% decrease	10.60%	11.00%
Inflation rate
1% increase	5.60%	5.90%
1% decrease	-5.20%	-5.00%
Rate of compensation increase
1% increase	3.90%	4.00%
1% decrease	-3.70%	-3.60%
Turnover rate
3% increase	-5.80%	-7.40%
3% decrease	6.10%	7.90%

The results of sensitivity analysis of defined benefit obligations for Austrian entities as of December 31, 2020 and 2019 are presented below:

	2020	2019
Discount rate
1% increase	-10.00%	-10.20%
1% decrease	12.00%	12.20%

The results of sensitivity analysis of defined benefit obligations for German entities as of December 31, 2020 and 2019 are presented below:

	2020	2019
Discount rate
1% increase	-12.00%	-12.00%
1% decrease	18.00%	18.00%

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

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

22.	Provisions

	Rehabilitation provision	Provisions for legal claims	Provisions on taxes other than income tax, fines and penalties	Other provisions	Total
At December 31, 2017	3,992	2,290	576	315	7,173
Arising	—	1,516	199	905	2,620
Utilised	(77)	(273)	—	(256)	(606)
Revision in estimated cash flow and discount rate change	(309)	—	—	—	(309)
Unused amounts reversed	—	(646)	(188)	(20)	(854)
Unwinding of discount	302	—	—	—	302
Exchange differences	—	215	(4)	4	215

At December 31, 2018	3,908	3,102	583	948	8,541

Current	189	3,102	583	948	4,822
Non-current	3,719	—	—	—	3,719
Arising	—	1,346	980	—	2,326
Utilised	(30)	(264)	—	(722)	(1,016)
Revision in estimated cash flow and discount rate change	1,180	—	—	—	1,180
Unused amounts reversed	—	(1,200)	(9)	(197)	(1,406)
Unwinding of discount	345	—	—	—	345
Exchange differences	—	(150)	(19)	(5)	(174)

At December 31, 2019	5,403	2, 834	1,535	24	9,796

Current	165	2, 834	1,535	24	4,558
Non-current	5,238	—	—	—	5,238
Arising	—	3,037	665	252	3,954
Utilised	(18)	(567)	(27)	(20)	(632)
Revision in estimated cash flow and discount rate change	233	—	—	—	233
Unused amounts reversed	—	(572)	(1,249)	—	(1,821)
Unwinding of discount	311	—	—	—	311
Discontinued operations	(940)	(61)	—	—	(1,001)
Exchange differences	—	246	32	1	279

At December 31, 2020	4,989	4,917	956	257	11,119

Current	187	4,917	956	257	6,317
Non-current	4,802	—	—	—	4,802

Rehabilitation provision

The Group has numerous site rehabilitation obligations that it is required to perform under law or contract once an asset is permanently taken out of service. The main part of these obligations is not expected to be paid in a foreseeable future, and will be funded from the general Group’s resources when respective works will be

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

performed. The Group’s rehabilitation provisions primarily relate to its steel and mining production facilities with related landfills and dump areas and its mines. Rehabilitation activities are generally undertaken at the end of the production life at the individual sites. Remaining production lives range from 1 year to 118 years with an average for all sites, weighted by current closure provision of approximately 14 years. The discount rate used in the calculation of the provision as of December 31, 2020 equaled 6.57% (2019: 6.52%). A 0.5% decrease in the discount rates applied of December 31, 2020 would result in an increase to the closure and rehabilitation provision and increase in property, plant and equipment of RUB 371 million. Estimates can also be impacted by the emergence of new rehabilitation techniques, changes in regulatory requirements for rehabilitation, and experience at other operations. These uncertainties may result in future actual expenditure differing from the amounts currently provided for in the balance sheet.

Provisions for legal claims

In 2020, a provision for the disputes over purchases was recognised in the amount of RUB 1,741 million due to negative court judgment. In March 2021, the Group lost a legal case related to these litigations. The court decisions has not yet come into force. The Group plans to file an appeal of the court decision.

Legal claim contingency

As of December 31, 2020, management assesses the outcome of several court proceedings and claims where the Group’s companies act as defendants in the aggregate amount of RUB 1,146 million as possible based on the management’s analysis and discussions with the legal advisers.

As of December 31, 2020, the Group as a defendant is involved in the court proceeding regarding the third party metallurgical plant’s bankruptcy case. It is not practicable to estimate the potential effect of this claim and the timing of the payment, if any. The Group has been advised by its legal counsel that it is only possible, but not probable, that the action will succeed for the Group.

Provisions on taxes other than income tax

Management believes that the Group has paid or accrued all applicable taxes. The Group recorded RUB 956 million and RUB 1,535 million of other tax claims including fines and penalties that management believes are probable as of December 31, 2020 and 2019, respectively. The Group does not believe that any other material tax matters exist relating to the Group, including current pending or future governmental claims and demands, which would require adjustment to the accompanying consolidated financial statements in order for those statements not to be materially misstated or misleading as of December 31, 2020.

Possible tax liabilities on other tax claims including fines and penalties, which were identified by management as those that can be subject to different interpretations of the tax law and regulations, are not accrued in the consolidated financial statements. The amount of such liabilities was RUB 468 million and RUB 1,904 million as of December 31, 2020 and 2019, respectively.

Environmental

Possible liabilities, which were identified by management as those that can be subject to potential claims from environmental authorities, are not accrued in the consolidated financial statements. The amount of such liabilities was not significant.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

23.	Issued capital and reserves

Common shares

The capital stock of Mechel PAO consists of 416,270,745 common shares, each with a nominal value of 10 Russian rubles, all of which are issued, fully paid for and outstanding under the Russian law, of which 11,494,619 and 1,018,996 were owned by Group’s subsidiaries as of December 31, 2020 and 2019, respectively. In December 2019, the Group reacquired 1,018,996 common shares for RUB 63 million. Mechel PAO is authorised to issue additional 81,698,341 common shares with a nominal value of 10 Russian rubles each. In September 2020, the Group reacquired 10,804,058 common shares for RUB 870 million (RUB 80.57 per share). The repurchase price was declared by Mechel PAO’s Board of Directors on June 4, 2020 for redemption by the shareholders that have the right to demand buyback of the shares in accordance with the Russian law. The repurchased shares were recognised as treasury shares within the consolidated statement of changes in equity at cost.

Preferred shares

As of December 31, 2020 and 2019, the Group had 138,756,915 preferred shares with a nominal value of 10 Russian rubles each, authorised and issued under the Russian law and representing 25% of the Mechel PAO’s share capital, of which 83,963,279 shares were outstanding and fully paid for, and the remaining 54,793,636 shares were owned by one of the Group’s subsidiaries. In December 2019, the Group sold 709,130 preferred shares for RUB 63 million. Under the Russian law and the Mechel PAO’s Charter, these preferred shares are non-cumulative and have no voting rights, except for cases stipulated by the law and the Charter. The dividend yield paid per one preferred share is also fixed by the Charter and amounts to 20% of the consolidated annual net profit of the Group under IFRS divided by 138,756,915 issued preferred shares.

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

On June 30, 2020, Mechel declared dividends to the holders of preferred shares for 2019 in the amount of RUB 482.9 million (RUB 3.48 per preferred share), including RUB 292.2 million dividends to the third party holders of preferred shares.

On June 14, 2019, the Group’s subsidiary declared dividends attributable to non-controlling interests of RUB 0.030 million for 2018. On June 28, 2019, Mechel declared dividends to the holders of preferred shares for 2018 in the amount of RUB 2,527 million (RUB 18.21 per preferred share), including RUB 1,516 million dividends to the third party holders of preferred shares.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

On June 29, 2018, the Group’s subsidiaries declared dividends attributable to non-controlling interests of RUB 0.056 million and Mechel declared dividends to the holders of preferred shares for 2017 in the amount of RUB 2,312 million (RUB 16.66 per preferred share), including RUB 1,387 million dividends to the third party holders of preferred shares.

Additional paid-in capital

In 2020, additional paid-in capital was decreased by RUB 1,024 million as a result of changes in non-controlling interest. The Group sold 3.76% and 0.79% interest in ownership in the Group’s subsidiaries for the consideration of RUB 267 million and RUB 65 million, respectively. The carrying value of the sold shares was RUB 1,161 million and RUB 174 million, respectively. Also, the Group also acquired 0.23% interest in ownership in the Group’s subsidiary for the consideration of RUB 20.9 million from third parties.

Earnings (loss) per share (EPS)

Basic EPS is calculated by dividing the profit (loss) for the year attributable to common equity holders of the parent by the weighted average number of common shares outstanding during the year.

There were no dilutive securities issued as of December 31, 2020, 2019 and 2018.

The following table reflects the income and share data used in basic and diluted EPS calculations:

	2020	2019*	2018*
Earnings per share
Weighted average number of common shares	412,589,910	416,256,510	416,270,745
Profit for the period Attributable to Equity shareholders of Mechel PAO, RUB million	808	2,409	12,628

Earnings per share (Russian rubles per share) attributable to common equity shareholders — basic and diluted	1.96	5.79	30.34

(Loss) profit for the period from continuing operations, RUB million	(40,153)	11,075	20,897
Less attributable to non-controlling interests, RUB million	648	1,876	908

Profit for the period Attributable to Equity shareholders of Mechel PAO from continuing operations	(40,801)	9,199	19,989

(Loss) earnings per share from continuing operations (Russian rubles per share) — basic and diluted	(98.89)	22.10	48.02

Profit (loss) after tax for the period from discontinued operations, RUB million	41,609	(6,790)	(7,361)

Earnings (loss) per share from discontinued operations (Russian rubles per share) — basic and diluted	100.85	(16.31)	(17.68)

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 25).

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

The total weighted-average number of common shares outstanding during the period was as follows:

	Shares outstanding	Fraction of period (days)	Weighted-average number of shares
2018
Common shares: January 1 – December 31	416,270,745	365	416,270,745

Total weighted average shares outstanding during the period		365	416,270,745

2019
Common shares: January 1 – December 20	416,270,745	354	403,725,599
Common shares: December 20 – December 23	416,119,371	3	3,420,159
Common shares: December 23 – December 24	416,005,348	1	1,139,741
Common shares: December 24 – December 25	415,881,411	1	1,139,401
Common shares: December 25 – December 26	415,756,171	1	1,139,058
Common shares: December 26 – December 31	415,556,251	5	5,692,551
Common shares: December 31 – December 31	415,251,749	—	—

Total weighted average shares outstanding during the period		365	416,256,510

2020
Common shares: January 1 – September 29	415,251,749	273	309,736,960
Common shares: September 29 – December 31	404,776,126	93	102,852,950

Total weighted average shares outstanding during the period		366	412,589,910

24.	Other income/expenses

24.1	Administrative and other operating expenses

General, administrative and other operating expenses are comprised of the following:

	2020	2019*	2018*
Wages, salaries and social security costs	9,856	8,771	10,158
Provision for legal claims, net	2,463	96	828
Office and maintenance expenses	1,264	1,226	1,206
Depreciation	708	721	749
Audit and consulting services	527	546	927
Fines and penalties related to business contracts	501	539	370
Loss on write-off of non-current assets	454	979	931
Banking charges and services	335	328	243
Consumables	269	294	291
Social expenses	188	288	373
Expense relating to short-term leases (Note 10.2)	68	83	153
Business trips	30	109	133
Write off of trade and other receivables	22	5	2
Other	1,752	1,583	1,968

Total	18,437	15,568	18,332

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 25).

Loss on write-off of non-current assets is represented by the write-down of certain property, plant and equipment items as no future economic benefits are expected from the use or disposal.

24.2	Employee benefits expense

Employee benefits expenses are comprised of the following:

	2020	2019*	2018*
Included in cost of sales
Wages and salaries	21,235	21,020	19,580
Social security costs	7,005	6,877	6,332
Post-employment benefits	209	182	117
Included in selling and distribution expenses
Wages and salaries	3,864	3,566	3,470
Social security costs	1,055	968	911
Included in administrative and other operating expenses
Wages and salaries	7,853	6,939	8,193
Social security costs	2,003	1,832	1,965

Total	43,224	41,384	40,568

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 25).

24.3	Other operating income

Other operating income is comprised of the following:

	2020	2019*	2018*
Rental income	238	241	192
Subsidies received from the governmental authorities as a compensation for operating activities (energy tariffs)	121	—	359
Income from fines and penalties related to business contracts	119	157	247
Subsidies received from the governmental authorities to compensate losses of European group companies	82	—	—
Curtailment and result of remeasurement of other long-term benefit obligations	62	25	93
Net result from disposal of non-current assets	42	31	128
Gain from sales of scrap materials	—	—	373
Other	335	234	290

Total	999	688	1,682

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 25).

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

24.4	Finance income and finance costs

Finance income is comprised of the following:

	2020	2019*	2018*
Effect of restructuring of loans and leases	3,341	353	33,403
Interest income on other financial assets	119	179	206
Income from the discounting of financial instruments	44	58	16
Remeasurement of fair value of financial instruments	—	—	318

Total	3,504	590	33,943

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 25).

Effect of restructuring of loans in 2020 primarily relates to VTB (Note 10.1 (a)), in 2019, it mainly includes waiving of fines and penalties on leases with Gazprombank Leasing and Cat Financial, in 2018 it primarily relates to VTB and the refinancing of the pre-export credit facility.

Finance costs are comprised of the following:

	2020	2019*	2018*
Interest on loans and borrowings	22,090	31,231	35,049
Fines and penalties on overdue loans and borrowing payments and overdue interest payments	1,080	733	847
Interest expense on lease liabilities	1,047	1,217	917
Fines and penalties on overdue leases	157	49	10

Total finance costs related to loans, borrowings and leases	24,374	33,230	36,823
Unwinding of discount on rehabilitation provision	291	304	272
Interest expenses under pension liabilities	286	284	272
Expenses related to discounting of financial instruments	194	45	147

Total	25,145	33,863	37,514

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 25).

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

24.5	Other income and other expenses

Other income is comprised of the following:

	2020	2019*	2018*
Reversal of unclaimed declared dividends to non-controlling interest upon expiration of limitation period	203	—	—
Write-off of trade and other payables and lease liabilities including payables with expired legal term	177	155	412
Gain on sales and purchases of foreign currencies	50	—	—
Other income	288	73	86

Total	718	228	498

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 25).

Other expenses are comprised of the following:

	2020	2019*	2018*
Loss on sales and purchases of foreign currencies	—	148	108
Other non-operating expenses	259	335	238

Total	259	483	346

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 25).

Write-off of trade and other payables with expired legal term constitutes gain on the write-off of payable amounts that were written-off due to legal liquidation of the creditors or expiration of the statute of limitation.

25.	Discontinued operations

In January 2020, the Group entered into negotiations relating to the sale of the Elga coal complex to a prospective buyer, a third party. On April 21, 2020, the Group received a consent required by the put option agreement4 from Gazprombank permitting the sale of the 51% share of the Elga coal complex to the buyer. Since that date, the Elga coal complex was accounted for as a disposal group held for sale.

On April 21, 2020, the Group signed a sale and purchase agreement with the buyer for the sale of the Elga coal complex for the consideration of RUB 89 billion. From that date, the Group lost control over the Elga coal

[4]

In June 2016, the put option agreement was signed granting put option to Gazprombank to sell the stake (in full or in part) in the Elga coal complex to the Group within three years following a five-year grace period or in case of a breach of conditions stipulated by such agreement. Gazprombank held 49% in the Elga coal complex. Put option agreement allowed the Group to retain control over 100% of shares and therefore obligations under the put option was recognised as non-current financial liability.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

complex. The deal on disposal was completed on April 30, 2020 upon the legal transfer of ownership. This transaction resulted in a pre-tax gain of RUB 45,580 million.

April 21, 2020
Consideration paid by the buyer	89,000
Derecognition of put option from Gazprombank	49,418
Net assets disposed of	(92,838)

Gain on sale of discontinued operations	45,580

The Elga coal complex represented one of the separate major lines of the Group’s business that operated in Sakha Republic (Yakutia) in Far East and it was classified as a discontinued operation due to significant contribution to the Group’s pretax loss, financing and investing cash flows.

As a result of the Elga coal complex being classified as discontinued operation, the comparative amounts in these consolidated financial statements have been adjusted accordingly. The results of the Elga coal complex presented as discontinued operations in the consolidated statements of profit (loss) and other comprehensive income were as follows:

	Year ended December 31,
	2020*	2019	2018
Revenue	2,142	9,414	8,778
Expenses	(3,010)	(12,115)	(9,985)
Finance costs	(1,708)	(4,967)	(4,538)
Foreign exchange (loss) gain, net	(1,377)	952	(1,588)

Loss before tax from discontinued operations	(3,953)	(6,716)	(7,333)
Income tax expense	(18)	(74)	(28)

Loss after tax from discontinued operations	(3,971)	(6,790)	(7,361)
Gain on sale of discontinued operations	45,580	—	—
Income tax expense related to sale transaction	—	—	—
Net gain on sale of discontinued operations	45,580	—	—

Profit (loss) after tax for the period from discontinued operations	41,609	(6,790)	(7,361)

*	Represents operations for the period of January 1 – April 21, 2020.

The sales of coking and steam coal to the third parties were included in the results of discontinued operations and coal used in production of coke and steel was included in the continuing operations. Finance costs from discontinued operations include remeasurement of non-current obligation related to put option of Gazprombank granted on non-controlling interests in the Elga coal complex in the amount of RUB 1,217 million, RUB 4,145 million and RUB 3,796 million for the years ended December 31, 2020, 2019 and 2018, respectively.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

The major classes of assets and liabilities of the Elga coal complex classified as a disposal group as of the disposal date were as follows:

Assets	April 21, 2020
Non-current assets
Property, plant and equipment	95,411
Right-of-use assets	1,647
Mineral licenses	11,696
Other non-current assets	7

Total non-current assets	108,761

Current assets
Inventories	928
Income tax receivables	8
Trade and other receivables	3,060
Other current assets	248
Cash and cash equivalents	21

Total current assets	4,265

Total assets	113,026

Liabilities	April 21, 2020
Non-current liabilities
Lease liabilities	565
Pension obligations	110
Provisions	940
Deferred tax liabilities	6,567

Total non-current liabilities	8,182

Current liabilities
Loans and borrowings, including interest payable	8,031
Trade and other payables	1,930
Lease liabilities	883
Taxes and similar charges payable other than income tax	1,075
Advances received and other current liabilities	2
Pension obligations	24
Provisions	61

Total current liabilities	12,006

Total liabilities	20,188

Net assets	92,838

Other non-current financial liabilities of RUB 49,418 million under the put option of Gazprombank were derecognised upon the Elga coal complex disposal.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

The net cash flows from discontinued operations of the Elga coal complex were, as follows:

	Year ended December 31,
	2020*	2019	2018
Operating	1,102	2,668	4,541
Investing	(182)	(867)	(1,438)
Financing	(906)	(1,800)	(3,305)

Net cash inflow (outflow)	14	1	(202)

*	Represents operations for the period of January 1 – April 21, 2020.

26.	Segment information

The Group’s operations are presented in three operating segments as follows:

•

Steel segment, comprising production and sales of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products, value-added downstream metal products, including forgings, stampings, hardware, rails, balks and ferrosilicon;

•

Mining segment, comprising production and sales of coal (coking and steam) and middlings, coke and chemical products, and iron ore concentrate, which supplies raw materials to the Steel and Power segments and also sells substantial amounts of raw materials to third parties. The Elga coal complex included in mining segment was recognised as discontinued operation in 2020 (Note 25);

•

Power segment, comprising generation and sales of electricity and heat power, which supplies electricity and heat power to the Steel and Mining segments and also sells a portion of electricity and heat power to third parties.

The above three segments meet criteria for reportable segments. No operating segments have been aggregated to form the above reportable operating segments. Subsidiaries are consolidated by the segment to which they belong based on their products and by which they are managed. The Group’s management evaluates performance of the segments based on segment revenues, gross margin, operating profit (loss), assets and liabilities. Transfer prices between operating segments are on an arm’s-length basis in a manner similar to transactions with third parties. Income tax, deferred tax related to the consolidated group of taxpayers and certain other assets and liabilities are not allocated to those segments as they are managed on the group basis.

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

As of December 31, 2020 and for the year then ended	Mining	Steel	Power	Adjustments and eliminations	Consolidated
Revenue from contracts with external customers	70,881	166,885	27,688	—	265,454
Inter-segment revenue	34,402	6,626	15,769	(56,797)	—
Gross profit	51,441	30,030	14,089	(711)	94,849
Gross margin, %	48.9	17.3	32.4	—	35.7
Depreciation and amortisation	(7,463)	(6,335)	(488)	—	(14,286)
Impairment of goodwill and other non-current assets, net	(3,829)	(67)	(1)	—	(3,897)
Operating profit (loss)	14,108	6,520	(308)	(395)	19,925
Share of profit of associates, net	20	—	—	—	20
Finance income	502	3,000	2	—	3,504
Intersegment finance income	1,786	306	21	(2,113)	—
Finance costs	(12,209)	(12,678)	(258)	—	(25,145)
Intersegment finance costs	(199)	(1,725)	(189)	2,113	—
Income tax benefit (expense)	149	(676)	34	(2,035)	(2,528)
Profit after tax for the period from discontinued operations	41,651	—	—	(42)	41,609
Profit (loss) for the period	38,854	(34,166)	(760)	(2,472)	1,456
Segment assets	83,178	102,759	8,875	(972)	193,840
Segment liabilities	160,866	250,356	11,188	2,101	424,511
Investments in associates	341	—	—	—	341

As of December 31, 2019 and for the year then ended	Mining	Steel	Power	Adjustments and eliminations	Consolidated
Revenue from contracts with external customers*	83,517	174,850	28,786	—	287,153
Inter-segment revenue*	37,710	6,068	15,541	(59,319)	—
Gross profit*	63,680	27,486	13,058	(157)	104,067
Gross margin, %*	52.5	15.2	29.5	—	36.2
Depreciation and amortisation*	(6,774)	(6,153)	(482)	—	(13,409)
Impairment of goodwill and other non-current assets, net	(3,688)	1,884	—	—	(1,804)
Operating profit (loss)*	26,775	7,087	1,416	(1,078)	34,200
Share of profit of associates, net	28	—	—	—	28
Finance income*	514	75	1	—	590
Intersegment finance income	386	375	30	(791)	—
Finance costs*	(18,967)	(14,514)	(382)	—	(33,863)
Intersegment finance costs	(195)	(325)	(271)	791	—
Income tax expense*	(20)	(503)	(333)	(7,057)	(7,913)
(Loss) profit after tax for the period from discontinued operations	(6,962)	39	133	—	(6,790)
Profit (loss) for the period	4,955	6,934	531	(8,135)	4,285
Segment assets	202,423	100,493	7,610	1,979	312,505
Segment liabilities	300,058	233,279	9,432	3,333	546,102
Investments in associates	321	—	—	—	321

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

As of December 31, 2018 and for the year then ended	Mining	Steel	Power	Adjustments and eliminations	Consolidated
Revenue from contracts with external customers*	88,104	187,918	27,773	—	303,795
Inter-segment revenue*	37,549	5,847	15,471	(58,867)	—
Gross profit*	72,269	44,415	12,438	615	129,737
Gross margin, %*	57.5	22.9	28.8	—	42.7
Depreciation and amortisation*	(5,978)	(5,738)	(500)	—	(12,216)
Impairment of goodwill and other non-current assets, net	(3,684)	(819)	(2,719)	—	(7,222)
Operating profit (loss)*	34,091	19,814	(3,374)	615	51,146
Share of profit of associates, net	10	—	—	—	10
Finance income*	23,274	9,478	1,191	—	33,943
Intersegment finance income	1,071	395	41	(1,507)	—
Finance costs*	(24,394)	(12,810)	(310)	—	(37,514)
Intersegment finance costs	(220)	(1,015)	(272)	1,507	—
Income tax (expense) benefit*	(5,912)	531	83	2,645	(2,653)
(Loss) profit after tax for the period from discontinued operations	(7,512)	18	133	—	(7,361)
Profit (loss) for the period	11,489	1,331	(2,544)	3,260	13,536
Segment assets	208,123	97,373	7,519	4,610	317,625
Segment liabilities	296,125	247,241	9,469	(2,015)	550,820
Investments in associates	293	—	—	—	293

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 25).

Depreciation and amortisation are included in cost of sales in the amount of RUB 9,880 million (2019: RUB 9,975 million, 2018: RUB 10,343 million), in the selling and distribution expenses in the amount of RUB 3,698 million (2019: RUB 2,714 million, 2018: RUB 1,123 million) and in the administrative and other operating expenses in the amount of RUB 708 million (2019: RUB 720 million, 2018: RUB 750 million).

The following table presents the Group’s revenues from contracts with customers segregated between domestic and export sales. Domestic represents sales by a subsidiary in the country in which it is located. This category is further divided between subsidiaries located in Russia and other countries. Export represents cross-border sales by a subsidiary regardless of its location.

	2020	2019*	2018*
Domestic
Russia	156,584	170,851	178,762
Other	28,491	28,469	29,665

Total	185,075	199,320	208,427
Export	80,379	87,833	95,368

Total revenue	265,454	287,153	303,795

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 25).

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

The advances received represented contract liabilities to perform obligations under the contracts with customers. The revenue recognised in the reporting period that was included in the contract liability balance at the beginning of the period was RUB 4,861 million, RUB 4,306 and RUB 3,670 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Allocation of total revenue from contracts with customers by country is based on the location of the customer. The Group’s total revenue from external customers by geographic area were as follows:

	2020	2019*	2018*
Russia*	156,712	170,980	178,879
Asia*	45,284	54,137	53,179
Europe	35,536	38,334	44,263
CIS	23,749	21,465	23,877
Middle East	3,794	1,983	3,130
USA	102	155	258
Other regions	277	99	209

Total	265,454	287,153	303,795

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 25).

The majority of the Group’s non-current assets are located in Russia. The carrying amounts of mineral licenses, property, plant and equipment and right-of-use assets pertaining to the Group’s major operations were as follows:

	December 31, 2020	December 31, 2019
Russia	109,954	225,755
Germany	1,446	1,225
Austria	820	677
Czech Republic	247	237
Other	176	173

Total	112,643	228,067

MECHEL PAO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

Because of the significant number of customers, there are no individual external customers that generate sales greater than 10% of the Group’s consolidated total revenue from contracts with customers. The following table presents the breakdown of the Group’s revenues from contracts with external customers by major products:

	2020	2019*	2018*
Mining segment
Coal and middlings*	54,324	62,518	71,305
Coke and chemical products	14,783	17,970	14,205
Iron ore concentrate	413	1,179	839
Other*	1,361	1,850	1,755

Total	70,881	83,517	88,104

Steel segment
Long steel products	98,908	97,692	105,722
Hardware	25,971	27,086	30,040
Flat steel products	23,056	23,371	22,786
Forgings and stampings	8,451	14,818	15,848
Ferrosilicon	3,159	3,229	3,927
Steel pipes	3,380	3,281	3,230
Semi-finished steel products	181	137	54
Other	3,779	5,236	6,311

Total	166,885	174,850	187,918

Power segment
Electricity*	26,306	27,030	26,009
Other*	1,382	1,756	1,764

Total	27,688	28,786	27,773

Total revenue	265,454	287,153	303,795

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 25).

27.	Events after the reporting period

The Group evaluated subsequent events from December 31, 2020 through the date the consolidated financial statements were issued and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements other than discussed below and disclosed in Note 10.1 and Note 22.

In January 2021, the Group signed an environmental agreement, according to which the Group undertook additional commitments in amount of RUB 2,856 million to reduce emissions of air pollutants until 2026.

On February 3, 2021, the U.S. dollar-denominated loan from VTB in the amount of $250 million agreed in April 2020 was received and used for the full repayment of the U.S. dollar-denominated VTB credit facilities of SKCC (Note 10.1 (a)).