Form 20-F
period 2021-12-31
Mechel PAO
filed 2022-04-28
CIK 1302362

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
COMMON AMERICAN DEPOSITARY SHARES, EACH COMMON ADS REPRESENTING TWO COMMON SHARES	MTL	NEW YORK STOCK EXCHANGE
COMMON SHARES, PAR VALUE 10 RUSSIAN RUBLES PER SHARE		NEW YORK STOCK EXCHANGE (1)
PREFERRED AMERICAN DEPOSITARY SHARES, EACH PREFERRED ADS REPRESENTING ONE-HALF OF A PREFERRED SHARE	MTL PR	NEW YORK STOCK EXCHANGE
PREFERRED SHARES, PAR VALUE 10 RUSSIAN RUBLES PER SHARE		NEW YORK STOCK EXCHANGE (2)
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
45,020,456
 shares are in the form of common ADSs
138,756,915 preferred shares (including 54,793,636 shares held by Skyblock Limited, a wholly-owned subsidiary of Mechel PAO), of which
9,625,014
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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒    No   ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of
Regulation S-T
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

Unless the context otherwise requires, references to “Mechel” refer to Mechel PAO, and references to “Mechel group,” “the group,” “our group,” “we,” “us” or “our” refer to Mechel PAO together with its subsidiaries. Common American Depositary Shares representing common shares are referred to as “common ADSs,” Global Depositary Shares are referred to as “GDSs,” preferred American Depositary Shares representing preferred shares are referred to as “preferred ADSs” and common ADSs and preferred ADSs are together referred to as “ADSs.”
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
“CIS” means the Commonwealth of Independent States.
“CBR” refers to the Central Bank of the Russian Federation.
The following table sets forth by business activity the official names and location of our key subsidiaries and their names as used in this document:

Name as Used in This Document	Official Name	Location
Mining
Mechel Mining	Mechel Mining AO	Russia, Moscow
Southern Kuzbass Coal Company	Southern Kuzbass Coal Company PJSC	Russia, Kemerovo region
Yakutugol	Yakutugol Joint-Stock Holding Company	Russia, Sakha Republic
Korshunov Mining Plant	Korshunov Mining Plant PAO	Russia, Irkutsk region
Moscow Coke and Gas Plant	Moscow Coke and Gas Plant AO	Russia, Moscow region
Mechel Coke	Mechel Coke OOO	Russia, Chelyabinsk region
Port Posiet	Trade Port Posiet AO	Russia, Primorsky Krai
Port Temryuk	Port Mechel Temryuk OOO	Russia, Krasnodar Krai

Steel
Chelyabinsk Metallurgical Plant	Chelyabinsk Metallurgical Plant PAO	Russia, Chelyabinsk region
Izhstal	Izhstal PAO	Russia, Republic of Udmurtia
Urals Stampings Plant	Urals Stampings Plant PAO	Russia, Chelyabinsk region
Beloretsk Metallurgical Plant	Beloretsk Metallurgical Plant AO	Russia, Republic of Bashkortostan
Vyartsilya Metal Products Plant	Vyartsilya Metal Products Plant AO	Russia, Republic of Karelia
Mechel Nemunas	Mechel Nemunas UAB	Lithuania, Kaunas
Bratsk Ferroalloy Plant	Bratsk Ferroalloy Plant OOO	Russia, Irkutsk region
Port Kambarka	Port Kambarka AO	Russia, Republic of Udmurtia

Power
Southern Kuzbass Power Plant	Southern Kuzbass Power Plant PAO	Russia, Kemerovo region
Kuzbass Power Sales Company	Kuzbass Power Sales Company PAO	Russia, Kemerovo region
Mechel Energo	Mechel Energo OOO	Russia, Chelyabinsk region

Marketing and Distribution
Mechel Carbon	Mechel Carbon AG	Switzerland, Baar
Mechel Service Global	Mechel Service Global B.V.	Netherlands, the Hague
Mechel Service	Mechel Service OOO	Russia, Moscow

Other
Mecheltrans	Mecheltrans OOO	Russia, Moscow

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
COVID-19

•	Further development of situation with COVID-19 outbreak may result in lower demand for our products, negatively impact our revenues and adversely affect our results of operations.

•	COVID-19 quarantine measures, including any import restrictions, may affect our ability to use the logistics infrastructure and deliver our products to the customers.

•	COVID-19 outbreak may result in inability of the group to receive goods and services from suppliers that we need for our day-to-day operations.

•
Our operations could get disrupted if any of our employees test positive for
COVID-19
after returning to office or the production plants, which in turn could have an adverse effect on our ability to continue operations.

•	Our internal controls over financial reporting can be affected by the COVID-19 outbreak, which may result in our inability to prevent or detect misstatements.

•	With further development of COVID-19, IT infrastructure and resources can become scarcely available to us due to shortage, remote working and limited capacity of existing infrastructure.
Risks Relating to Our Financial Condition

•	We have a portion of non-restructured debt and there is substantial doubt about our ability to continue as a going concern.

•	We have experienced and may continue to experience liquidity shortages and a working capital deficit.

•
Our creditors had accelerated and in the future may accelerate amounts due under our loan agreements, which may result in loss of our assets, including fixed assets and shares in our subsidiaries, adversely affect our ability to conduct our business and result in a significant decline in the value of our shares and ADSs.

•	We may fail to comply with the terms of the restructured indebtedness or be unable to complete restructuring.

•	We have a substantial amount of outstanding indebtedness with restrictive covenants and most shares and certain assets in our subsidiaries are pledged.

•	We may become subject to bankruptcy procedures, which may result in the inability of holders of our shares and ADSs to recover some or all of their investments.

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

•
Changes in our estimates of mineral resources and reserves or failure to implement mine development plans could result in lower than expected revenues, higher than expected costs or decreased operating margins.

•	Our business could be materially adversely affected if we fail to obtain or extend necessary subsoil licenses or fail to comply with the terms of our subsoil licenses.

•	Increasing energy, raw materials, transportation and labor costs could adversely affect our operating margins.

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

Risks Relating to Our Shares and ADSs and the Trading Market

•	The suspension of trading and potential delisting of our ADSs could adversely affect the liquidity and the market price of our shares and ADSs.

•	The price of our shares and ADSs could be volatile and could drop unexpectedly, making it difficult for investors to resell our shares or ADSs at or above the price paid.

•	The depositary may be required to take certain actions due to Russian law requirements which could adversely impact the liquidity and the value of the shares and ADSs.

•	Voting rights with respect to the shares represented by our ADSs are limited by the terms of the relevant deposit agreement for the ADSs and relevant requirements of Russian law.

•	ADS holders may not be able to benefit from the United States-Russia income tax treaty and capital gains from the sale of ADSs may be subject to withholding tax in Russia.

•	Holders of ADSs may have limited recourse against us and our directors and executive officers.
Risks Relating to the Russian Federation

•
Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in developed or other emerging markets could have a material adverse effect on our business and could cause the value of our shares and ADSs to fluctuate widely.

•	Geopolitical disagreements between Russia and Ukraine and sanctions imposed as a result thereof could adversely affect our business, financial condition and results of operations.

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

CAUTIONARY NOTE REGARDING RESERVE AND MINERAL RESOURCE DISCLOSURE
Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with subpart 1300 of Regulation
S-K
(the “
New Mining Regulation
”).
Due to the uncertainty that may be attached to inferred mineral resource estimates, it cannot be assumed that all or any part of an inferred mineral resource estimate will be upgraded to an indicated or measured mineral resource estimate as a result of continued exploration. Confidence in an inferred mineral resource estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances. Inferred mineral resource estimates are excluded from estimates forming the basis of a feasibility study.
The New Mining Regulation requires mining companies to disclose mineral resources using the subcategories of measured resources, indicated resources and inferred resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
A “feasibility study” is a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, as defined by this section, together with any other relevant operational factors, and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. A feasibility study is more comprehensive, and with a higher degree of accuracy, than a pre-feasibility
study. It must contain mining, infrastructure, and process designs completed with sufficient rigor to serve as the basis for an investment decision or to support project financing. The confidence level in the results of a feasibility study is higher than the confidence level in the results of a pre-feasibility
study. Terms such as full, final, comprehensive, bankable, or definitive feasibility study are equivalent to a feasibility study.
A “preliminary feasibility study” or
“pre-feasibility
study” is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a qualified person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product. A pre-feasibility
study includes a financial analysis based on reasonable assumptions, based on appropriate testing, about the modifying factors and the evaluation of any other relevant factors that are sufficient for a qualified person to determine if all or part of the indicated and measured mineral resources may be converted to mineral reserves at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is economically viable. A pre-feasibility
study is less comprehensive and results in a lower confidence level than a feasibility study. A pre-feasibility
study is more comprehensive and results in a higher confidence level than an initial assessment.
An “indicated mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.
An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.
A “measured mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.
A “mineral reserve” is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.
A “mineral resource” is a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off
grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.
A “probable mineral reserve” is the economically mineable part of an indicated and, in some cases, a measured mineral resource.
A “proven mineral reserve” is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.
Figures related to our mineral resource and reserve estimates are rounded to reflect the relative accuracy of the estimates, and totals may not add correctly. In addition, the mineral resource and reserve estimates are based on the factors related to the geological and grade models discussed in “Item 4. Information on the Company,” and the criteria for reasonable prospects of eventual economic extraction as described therein. The mineral resource and reserve estimates may be affected, positively or negatively, by additional exploration that expands the geological database and models of the properties described. The mineral resource and reserve estimates could also be materially affected by any significant changes in the assumptions regarding forecast product prices, mining efficiency, process recoveries, or production costs. If the price assumptions decrease or the assumed production costs increase, then the cut-off
grade would increase. The potential impacts on the mineral resource and reserve estimates may be material and such estimates may need to be re-evaluated.
The mineral resource and reserve estimates are also based on certain critical assumptions, such as requisite mining permits continuing to be granted as-needed,
tax rates remaining stable, and the absence of additional regulations on the corresponding properties. Except as described in “Item 4. Information on the Company” and the Technical Report Summaries (as defined below), Phoenix Mining Consultants Ltd., our qualified person, is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral resource and reserve estimates.

PART I
Item 1.
Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2.
Offer Statistics and Expected Timetable
Not applicable.
Item 3.
Key Information
Selected Financial Data
The financial data set forth below as of December 31, 2021, 2020, 2019, 2018 and 2017, and for the years then ended, have been derived from our consolidated financial statements. Our reporting currency is the Russian ruble and we prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“
IFRS
”) as issued by the International Accounting Standards Board (“
IASB
”).
In April 2020, we disposed of the Elga coal complex, which was recognized as a discontinued operation in our consolidated financial statements. As a result, the financial data for the years ended December 31, 2019, 2018 and 2017 have been adjusted to reflect the disposal. For more information, see note 24 to the consolidated financial statements.
The selected financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included in this Annual Report on Form
20-F.

	Year Ended December 31,
	2021	2020	2019	2018	2017

	(In millions of Russian rubles, unless stated otherwise)
Consolidated statement of profit or loss and other comprehensive income data:
Revenue from contracts with customers	402,074	265,454	287,153	303,795	291,543
Cost of sales	(223,993)	(170,605)	(183,086)	(174,058)	(158,196)

Gross profit	178,081	94,849	104,067	129,737	133,347
Total selling, distribution and operating income and (expenses), net	(75,415)	(74,924)	(69,867)	(78,591)	(76,367)

Operating profit	102,666	19,925	34,200	51,146	56,980
Total other income and (expense), net	(13,536)	(57,550)	(15,212)	(27,596)	(37,331)
Profit (loss) before tax from continuing operations	89,130	(37,625)	18,988	23,550	19,649
Income tax expense	(6,511)	(2,528)	(7,913)	(2,653)	(1,844)
Profit (loss) from continuing operations	82,619	(40,153)	11,075	20,897	17,805
Profit (loss) after tax from discontinued operations	—	41,609	(6,790)	(7,361)	(5,235)
Profit	82,619	1,456	4,285	13,536	12,570
Less: profit attributable to non-controlling interests	2,049	648	1,876	908	1,013

Profit attributable to equity shareholders of Mechel	80,570	808	2,409	12,628	11,557

Profit	82,619	1,456	4,285	13,536	12,570
Exchange differences on translation of foreign operations	(152)	2,042	(1,771)	(9)	313

Re-measurement of defined benefit plans	1,070	200	(867)	487	145
Net (loss) gain on equity instruments designated at fair value through other comprehensive income	(27)	53	—	—	—
Total comprehensive income, net of tax	83 510	3,751	1,647	14,014	13,028

	Year Ended December 31,
	2021	2020	2019	2018	2017

	(In millions of Russian rubles, unless stated otherwise)
Total comprehensive income attributable to non-controlling interests	2,066	652	1,857	918	1,016

Total comprehensive income (loss) attributable to equity shareholders of Mechel	81,444	3,099	(210)	13,096	12,012

Earnings (loss) per share from continuing operations (Russian rubles per share), basic and diluted	199	(99)	22	48	40

Earnings (loss) per share from discontinued operations (Russian rubles per share), basic and diluted	—	101	(16)	(18)	(12)

Earnings per share (Russian rubles per share) attributable to common equity shareholders, basic and diluted	199	2	6	30	28
Dividends declared per common share (Russian rubles per share)	—	—	—	—	—

Dividends declared per preferred share (Russian rubles per share)	—	1.17	3.48	18.21	16.66

Weighted average number of common shares	404,776,126	412,589,910	416,256,510	416,270,745	416,270,745
Mining segment statement of profit (loss) data (1) :
Revenue from contracts with customers	164,973	105,283	121,227	125,653	134,846
Cost of sales	(61,783)	(53,842)	(57,547)	(53,384)	(46,722)

Gross profit	103,191	51,441	63,680	72,269	88,124
Total selling, distribution and operating income and (expenses), net	(35,193)	(37,333)	(36,905)	(38,178)	(40,050)

Operating profit	67,999	14,108	26,775	34,091	48,074

Steel segment statement of profit (loss) data (1) :
Revenue from contracts with customers	268,426	173,510	180,919	193,764	180,382
Cost of sales	(205,898)	(143,480)	(153,433)	(149,349)	(146,369)

Gross profit	62,529	30,030	27,486	44,416	34,013
Total selling, distribution and operating income and (expenses), net	(25,081)	(23,510)	(20,399)	(24,602)	(24,859)

Operating profit	37,447	6,520	7,087	19,814	9,154

Power segment statement of profit (loss) data (1) :
Revenue from contracts with customers	45,419	43,457	44,327	43,245	42,562
Cost of sales	(31,396)	(29,368)	(31,269)	(30,807)	(29,907)

Gross profit	14,022	14,089	13,058	12,438	12,655
Total selling, distribution and operating income and (expenses), net	(15,133)	(14,397)	(11,642)	(15,811)	(11,457)

Operating (loss) profit	(1,111)	(308)	1,416	(3,374)	1,198

Consolidated statement of financial position data (at period end):
Total assets	237,530	193,840	312,505	317,625	319,127
Equity attributable to equity shareholders of Mechel	(162,943)	(244,289)	(245,228)	(243,041)	(253,066)
Equity attributable to non-controlling interests	15,665	13,618	11,631	9,846	8,933
Loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 14,856 million, RUB 13,227 million, RUB 11,111 million, RUB 9,877 million and RUB 41,992 million as of December 31, 2021, 2020, 2019, 2018 and 2017, respectively	283,382	314,836	381,317	412,294	422,533
Non-current loans and borrowings	100	2,201	7,205	6,538	17,360

	Year Ended December 31,
	2021	2020	2019	2018	2017

	(In millions of Russian rubles, unless stated otherwise)
Consolidated statement of cash flows data:
Net cash provided by operating activities	73,538	37,949	57,658	68,118	63,282
Net cash (used in) provided by investing activities	(5,452)	84,383	(5,921)	(5,647)	(7,138)
Net cash used in financing activities	(49,191)	(126,104)	(48,357)	(63,286)	(55,737)
Non-IFRS measures (2) :
Consolidated Adjusted EBITDA	118,907	41,051	53,092	74,554	78,594
Mining Segment Adjusted EBITDA	75,574	26,259	39,669	44,855	59,494
Steel Segment Adjusted EBITDA	43,362	13,154	12,170	27,676	18,300
Power Segment Adjusted EBITDA	1,633	2,349	1,409	1,413	2,241

(1)	Segment revenues and cost of sales include intersegment sales.
(2)
Adjusted EBITDA represents profit (loss) attributable to equity shareholders of Mechel before depreciation and amortization, foreign exchange (gain) loss, net, finance costs, finance income, net result on the disposal of non-current
assets, impairment of goodwill and other
non-current
assets, net,
write-off
of trade and other receivables and payables, net, allowance for expected credit losses, provision (reversal of provision) for doubtful accounts, change in provision for inventories at net realizable value, (profit) loss after tax from discontinued operations, net result on the disposal of subsidiaries, profit (loss) attributable to non-controlling
interests, income tax expense (benefit), effect of pension obligations, other fines and penalties and other one-off
items. Income tax, deferred tax and provision for fines and penalties related to the consolidated group of taxpayers and certain other assets and liabilities are not allocated to segments as they are managed on the group basis.

Reconciliation of Adjusted EBITDA to profit (loss) attributable to equity shareholders of Mechel is as follows for the periods indicated:

	Year Ended December 31,
	2021	2020	2019	2018	2017

	(In millions of Russian rubles)
Consolidated Adjusted EBITDA reconciliation:
Profit attributable to equity shareholders of Mechel	80,570	808	2,409	12,628	11,557

Add:
Depreciation and amortization	13,357	14,286	13,410	12,216	12,762
Foreign exchange (gain) loss, net	(7,891)	36,388	(18,288)	24,187	(3,768)
Finance costs	23,371	25,145	33,863	37,514	42,989
Finance income	(676)	(3,504)	(590)	(33,943)	(633)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, net, write-off of trade and other receivables and payables, net, allowance for expected credit losses, provision (reversal of provision) for doubtful accounts and change in provision for inventories at net realizable value	2,250	3,626	3,646	9,035	5,571
(Profit) loss after tax from discontinued operations	—	(41,609)	6,790	7,361	5,235
Net result on the disposal of subsidiaries	(1,130)	23	—	(3)	(470)
Profit attributable to non-controlling interests	2,049	648	1,876	908	1,013
Income tax expense	6,511	2,528	7,913	2,653	1,844
Effect of pension obligations	(33)	169	188	492	(46)
Other fines and penalties	522	3,001	1,874	1,506	2,539
Other one-off items	7	(458)	—	—	—

Consolidated Adjusted EBITDA	118,907	41,051	53,092	74,554	78,594

	Year Ended December 31,
	2021	2020	2019	2018	2017

	(In millions of Russian rubles)
Mining Segment Adjusted EBITDA reconciliation:
Profit attributable to equity shareholders of Mechel	57,953	38,742	4,253	11,304	16,801

Add:
Depreciation and amortization	6,574	7,463	6,775	5,977	6,513
Foreign exchange (gain) loss, net	(402)	7,400	(3,423)	9,182	(3,911)
Finance costs	9,633	12,408	19,164	24,616	29,925
Finance income	(2,561)	(2,289)	(901)	(24,345)	(1,810)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, net, write-off of trade and other receivables and payables, net, allowance for expected credit losses, provision (reversal of provision) for doubtful accounts and change in provision for inventories at net realizable value	886	3,485	5,467	4,118	3,772
(Profit) loss after tax from discontinued operations	—	(41,651)	6,962	7,513	5,304
Net result on the disposal of subsidiaries	—	—	—	(3)	(470)
Profit attributable to non-controlling interests	690	110	701	183	407
Income tax expense (benefit)	2,781	(149)	20	5,913	2,104
Effect of pension obligations	(77)	118	138	459	(71)
Other fines and penalties	92	880	513	(62)	930
Other one-off items	5	(258)	—	—	—

Mining Segment Adjusted EBITDA	75,574	26,259	39,669	44,855	59,494

Steel Segment Adjusted EBITDA reconciliation:
Profit (loss) attributable to equity shareholders of Mechel	25,053	(34,383)	5,938	693	(4,533)

Add:
Depreciation and amortization	6,314	6,335	6,153	5,738	5,800
Foreign exchange (gain) loss, net	(7,480)	28,928	(14,841)	14,969	144
Finance costs	15,741	14,403	14,839	13,825	14,136
Finance income	(628)	(3,306)	(450)	(9,874)	(717)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, net, write-off of trade and other receivables and payables, net, allowance for expected credit losses, provision (reversal of provision) for doubtful accounts and change in provision for inventories at net realizable value	(775)	4	(1,835)	1,416	1,315
(Profit) loss after tax from discontinued operations	—	—	(39)	(18)	—
Net result on the disposal of subsidiaries	(1,130)	23	—	—	—
Profit attributable to non-controlling interests	1,084	217	996	637	417
Income tax expense (benefit)	4,798	676	503	(531)	203
Effect of pension obligations	39	46	47	30	22
Other fines and penalties	294	291	859	788	1,512
Other one-off items	52	(80)	—	—	—

Steel Segment Adjusted EBITDA	43,362	13,154	12,170	27,676	18,300

	Year Ended December 31,
	2021	2020	2019	2018	2017

	(In millions of Russian rubles)
Power Segment Adjusted EBITDA reconciliation:
(Loss) profit attributable to equity shareholders of Mechel	(1,697)	(1,081)	351	(2,631)	39

Add:
Depreciation and amortization	469	488	482	500	448
Foreign exchange (gain) loss, net	(8)	59	(24)	37	(2)
Finance costs	546	447	653	581	880
Finance income	(36)	(23)	(31)	(1,231)	(57)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, net, write-off of trade and other receivables and payables, net, allowance for expected credit losses, provision (reversal of provision) for doubtful accounts and change in provision for inventories at net realizable value	2,140	138	12	3,501	481
(Profit) loss after tax from discontinued operations	—	—	(132)	(133)	(69)
Net result on the disposal of subsidiaries	—	—	—	—	—
Loss attributable to non-controlling interests	275	321	180	87	189
Income tax expense (benefit)	(140)	(34)	333	(83)	229
Effect of pension obligations	5	5	4	4	3
Other fines and penalties	129	2,148	(419)	781	98
Other one-off items	(50)	(119)	—	—	—

Power Segment Adjusted EBITDA	1,633	2,349	1,409	1,413	2,241

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

•	Adjusted EBITDA does not reflect the impact of foreign exchange gains and losses, which may recur.

•	Adjusted EBITDA does not reflect the impact of finance income and finance costs, which are significant and could further increase if we incur more debt, on our operating performance.

•	Adjusted EBITDA does not reflect the impact of the net result on the disposal of non-current assets on our operating performance, which may recur.

•	Adjusted EBITDA does not reflect the impact of impairment of goodwill and other non-current assets, net, which may recur.

•	Adjusted EBITDA does not reflect the impact of write-off of trade and other receivables and payables, net, which may recur.

•	Adjusted EBITDA does not reflect the impact of allowance for expected credit losses, provision (reversal of provision) for doubtful accounts, which may recur.

•	Adjusted EBITDA does not reflect the impact of change in provision for inventories at net realizable value, which may recur.

•	Adjusted EBITDA does not reflect the impact of profits and losses after tax from discontinued operations.

•	Adjusted EBITDA does not reflect the impact of net result on the disposal of subsidiaries.

•	Adjusted EBITDA does not reflect the impact of profits and losses attributable to non-controlling interests on our operating performance.

•	Adjusted EBITDA does not reflect the impact of income tax expenses and benefits on our operating performance.

•	Adjusted EBITDA does not reflect the impact of effect of pension obligations.

•	Adjusted EBITDA does not reflect the impact of other fines and penalties.

•	Adjusted EBITDA does not reflect the impact of other one-off items.

•	Other companies in our industry may calculate Adjusted EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.
We compensate for these limitations by relying primarily on our IFRS operating results and using Adjusted EBITDA only supplementally. See our consolidated statement of financial position, consolidated statement of profit or loss and other comprehensive income and consolidated statement of cash flows included elsewhere in this document.
Risk Factors
An investment in our shares and ADSs involves a high degree of risk. You should carefully consider the following information about these risks, together with the information contained in this document, before you decide to buy our shares or ADSs. We have described only the risks that we consider to be material. However, there may be additional risks that we currently consider not to be material or of which we are not presently aware. If any of the following risks actually occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In that case, the value of our shares or ADSs could also decline and you could lose all or part of your investment.
COVID-19
Impact
The novel coronavirus
(COVID-19)
was declared by the World Health Organization to be a global pandemic on March 11, 2020. Response measures implemented by governments around the world, including the development and widespread use of vaccinations, have raised expectations for global economy growth in 2022 (although new waves of the pandemic and new variants of the virus leave substantial room for uncertainty, including the Omicron variant, which emerged in November 2021). However, the
COVID-19
pandemic is impacting our entire risk landscape and may continue to have an impact, the extent of which depends on various factors which are beyond of our control. Particularly, the global
COVID-19
pandemic has impacted our operations, suppliers, customers, governments and the general public through government measures aimed at mitigating the further spread of the virus. These measures include restrictions on travel, closure of national borders, imposition of quarantines, introduction of import restrictions, prolonged closures of workplaces and curfews or other social distancing measures.
Although in 2021
COVID-19
had a limited impact on our operations, due to the uncertainty of the duration and level of impact of the ongoing
COVID-19
pandemic, we are continually evaluating the financial impacts across the group. We have also carried out risk assessments for each of our business units, considering potential strategic, operational and regulatory related impacts. We have incorporated
COVID-19
commentary below, which gives an overview of the related uncertainties and potential impacts on the group, which took place in the past and similarly may occur in the future should the situation with the
COVID-19
outbreak continue evolving. These should be accurately considered along with the principal risk factors that are highlighted below.
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
While we take efforts to minimize the risks and effects of the
COVID-19
pandemic, any adverse impact on our supply chain could impact the reliability of the supply of our products and our relationships with customers, which in turn may result in lower demand for our products, negatively impact our revenues and adversely affect our results of operations.
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
Moreover, due to stricter safety standards, our cost of compliance with
COVID-19
related safety requirements may increase. Higher costs have been incurred to ensure a safe and hygienic workplace for operations that are run from our offices and at our production plants. This would impact the profitability which might not be correspondingly reflected in the product pricing.

Significant Control Failure
Although the
COVID-19
pandemic has not had a significant impact on our business processes, there is no guarantee that further
COVID-19
outbreak will not affect our internal controls over financial reporting, which in turn may result in our inability to prevent or detect misstatements. This could result in financial misstatement, financial loss or key decisions being taken based on incorrect information.
IT Technology and Cyber Security
Our IT technology infrastructure plays a significant role in our operations. With further development of
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
Notwithstanding successful restructuring with VTB Bank and Gazprombank in 2020, we still have a portion of non-restructured
debt, restructuring of which needs to be negotiated. As discussed in detail in note 4 to our consolidated financial statements in “Item 18. Financial Statements,” we have defaulted on payments of principal and interest under the group’s non-restructured
export credit facility agreements with international lenders (“
ECA-lenders
”) and have been and continue to be in
non-compliance
with a number of financial and
non-financial
covenants contained in our loan agreements. As a result, there is substantial doubt about our ability to continue as a going concern. See “— We have experienced and may continue to experience liquidity shortages and a working capital deficit,” “— Our creditors had accelerated and in the future may accelerate amounts due under our loan agreements due to our failure to comply with our payment and other obligations,” “— We may fail to comply with the terms of the restructured indebtedness or be unable to complete restructuring” and “— We have a substantial amount of outstanding indebtedness with restrictive covenants and most shares and certain assets in our subsidiaries are pledged.” These breaches constitute an event of default and cross-default under various financial arrangements of the group and, as a result, our creditors may request accelerated repayments, initiate legal procedures for enforcement of debt and/or enforce the security. We do not have sufficient resources to enable us to comply with accelerated repayment requests, if they are delivered.
Our plans, including the achievement of the restructuring of the remaining non-restructured
portion of our debt and aligning the debt servicing with projected cash flows to be generated by our group in 2022 and beyond, are discussed in “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Outlook for 2022” and note 4 to our consolidated financial statements in “Item 18. Financial Statements.” One of our key priorities is to refinance or restructure our remaining indebtedness successfully or otherwise address these matters. If we fail to do so for any reason, we would not be able to continue as a going concern and could potentially be forced to seek relief under applicable bankruptcy or insolvency procedures, in which case our shares and ADSs would lose all or a substantial amount of their value. However, given management’s plans, our consolidated financial statements have been prepared on the basis that we will continue as a going concern entity, and no adjustments have been made in our consolidated financial statements relating to the recoverability and classification of the recorded value of assets, the amounts and classification of liabilities or any other adjustments that might result in any potential impact of us not being able to refinance or restructure our debt obligations as outlined in note 4 to our consolidated financial statements in “Item 18. Financial Statements.”
We have experienced and may continue to experience liquidity shortages and a working capital deficit.
We have experienced and may continue to experience liquidity shortages from, inter alia
, high debt leverage and significant debt servicing payments, our investment program, commodity price decreases, currency fluctuations and other economic and financial difficulties, particularly since 2013. In the first half of 2014, as a result of the economic slowdown both in the export and domestic markets and a sharp decline in demand and prices for our products, we were unable to generate sufficient cash flows from operations to service and repay our indebtedness. Since 2015, we have restructured and refinanced a substantial amount of indebtedness, including loans from Russian state banks, pre-export
credit facilities and bonds issuances. In April 2020, we successfully restructured the terms of indebtedness with our major Russian lenders, which allowed us to reduce the group’s debt leverage by repayment of a significant amount of debt and agree on an extension of maturities and new repayment schedules that are currently aligned with our projected cash flow. See “— We may fail to comply with the terms of the restructured indebtedness or be unable to complete restructuring.”
Our working capital deficit amounted to RUB 248,502 million as of December 31, 2021 as compared to RUB 330,487 million as of December 31, 2020. Cash and cash equivalents as of December 31, 2021 were RUB 17,701 million as compared to RUB 1,706 million as of December 31, 2020 and our total liabilities exceeded total assets by RUB 147,278 million as of December 31, 2021. For additional details about our capital requirements and resources, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
Any deterioration in our operating performance, including due to any worsening of prevailing economic conditions, fall in commodity prices (whether due to the cyclical nature of the industry or otherwise) and demand for our products and/or financial, business or other factors (including the imposition of further international sanctions against Russian companies or individuals, as well as certain industries, including steel and mining sectors), many of which are beyond our control, may adversely and materially affect our cash flow, liquidity and working capital position and may result in an increase in our working capital deficit and in our inability to meet our obligations as they fall due. If such a situation were to occur, we may be required to further refinance our existing debt and/or seek additional capital. However, there is no guarantee that we would be successful in such refinancing and/or restructuring of our debt or in raising additional capital in the future (particularly if we or any of our subsidiaries, directors or officers, or significant counterparties are subject to international sanctions which could, among other things, prevent or restrict us from accessing foreign capital markets and/or supplying our products on certain export markets), or that we would be able to do so on a timely basis or on terms which are acceptable to us. Even if we were successful, the terms of such refinancing or new capital may be detrimental to holders of ADSs and shares including due to a dilution of their interests. Any of these factors could negatively impact our liquidity and working capital and have a material adverse effect on our business, financial condition, results of operations and the trading price of our ADSs and shares. In addition, Mechel has not been rated by any of the “big three” credit rating agencies since Moody’s Investors Service withdrew our corporate family rating at our request in March 2015. The absence of an international rating (or the assignment of a poor rating) may reduce our opportunities to raise necessary debt financing, including by accessing the debt capital markets, on favorable terms or at all.
Poor liquidity and a working capital deficit could lead to debt repayment difficulties, defaults, enforcement of security and eventually, insolvency. All these factors could lead to difficulties with refinancing or raising additional capital, making drawdowns under certain financing arrangements, including our revolving credit facilities, and would require further restructuring. See “— Risks Relating to Our Business and Industry — We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our business, financial condition, results of operations and prospects” and “— Risks Relating to the Russian Federation — Sanctions imposed by the United States and the

European Union and other countries, as well as other politically related disagreements and allegations between Russia and other countries, may have a material adverse effect on our business, liquidity and financial condition, as well as the trading market for and value of our shares and ADSs.”
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
As of December 31, 2021, the overdue debt amounted to 12.4% of our total debt, and we were in breach of a number of financial and non-financial
covenants, including cross-default provisions contained in our loan agreements.
Such provisions allow the relevant creditors to claim for accelerated repayment of all outstanding amounts at any time; however, we have not received any acceleration notices from the creditors as at the date of this Annual Report on Form
20-F.
See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Restrictive Covenants,” “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness,” “Item 10. Additional Information — Material Contracts” and “Item 13. Defaults, Dividend Arrearages and Delinquencies.”
Currently, we continue to be in default under our export credit facility agreements with certain international lenders, and are considering possible options of restructuring thereof. The
ECA-lenders
have not waived their rights in respect of, or granted their consent to our breaches. We regularly receive notifications on defaults under the facilities with our
ECA-lenders,
as well as reservations of rights and calls of guarantees from certain lenders. In January 2021, all export credit facility agreements matured without being repaid and
ECA-lenders
have the right to demand the payment, as well as to enforce their rights over security taken in order to recover the debt. If the
ECA-lenders
proceed with enforcement of debt, this may trigger cross-default provisions in our other financing arrangements and result in substantially all of our indebtedness being accelerated. We do not have the resources to enable us to comply with accelerated repayment requests immediately, if our creditors demand such accelerated repayment.
Our ability to continue to comply with our financial and other loan covenants in the future and to continue to service and refinance our indebtedness will depend on our results of operations and our ability to generate cash in the future and attract new financing and refinance our existing indebtedness, which will depend on several factors, including lenders’ credit decisions, limitations on the ability of Russian companies to access international capital markets as a result of a tightening of international sanctions against Russian companies and individuals and general economic, financial, competitive, legislative and other factors that are beyond our control. We cannot assure you that any breach of financial and other covenants in our loan agreements will not result in new demands from our lenders for acceleration of our loan repayment obligations or related litigation, including as a result of cross-defaults. If our indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing, and we could lose our assets, including fixed assets and shares in our subsidiaries, if our lenders foreclose on their liens, which would adversely affect our ability to conduct our business and result in a significant decline in the value of our shares and ADSs.

We may fail to comply with the terms of the restructured indebtedness or be unable to complete restructuring.
We have a number of facilities with
ECA-lenders,
which we intend to restructure. If we fail to negotiate restructuring of these agreements, lenders thereunder could enforce the right to demand payment, as well as to enforce their rights over security taken, which could lead to cross-defaults under our other agreements and could have a material adverse effect on our financial condition, business, results of operations and prospects.
In the second half of 2019, we initiated discussions related to restructuring of our debt, and in the first half of 2020 we agreed restructuring terms with our major Russian lenders whose facilities constitute approximately 90% of our debt, which came into force in May 2020. The principal terms of the restructuring included disposal of the Elga coal complex for RUB 89 billion, use of proceeds from disposal for partial repayment of indebtedness and deleveraging, as well as further extension of debt maturities. We sold the Elga coal complex, reduced our indebtedness, extended maturity of our debt owed to VTB Bank and Gazprombank for another seven years and agreed on new repayment schedules. Currently, financing terms provide for repayment of debt during the period of 2020-2027 with an option for further extension of maturity for another three years. Moreover, we were able to reduce the interest rates on certain group’s facilities denominated in U.S. dollars, retain the same interest rates for ruble-denominated facilities and security packages with respect to all of the facilities with our major Russian lenders. See “Item 5. Operating and Financial Review and Prospects — Restructuring of financial indebtedness.”
Our major Russian lenders required that all the loans provided to our subsidiaries be secured with the suretyship or pledge of assets of Mechel or its subsidiaries. See “— We have a substantial amount of outstanding indebtedness with restrictive covenants and most shares and certain assets in our subsidiaries are pledged.” In accordance with the Joint-Stock Companies Law, such transactions normally require participation and obtaining of approval from a majority of disinterested shareholders of the company. Although we managed to obtain the required quorum for approvals in the past, including in June 2020 with respect to the new restructuring with VTB Bank and Gazprombank, we cannot predict whether we could obtain such shareholders’ approval in the future in order to secure loans in the future or whether we could get a waiver from the banks for the amendment of the security structure.
If we fail to comply with the terms of the restructured indebtedness or are unable to complete restructuring of non-restructured
portion of the debt in the future, our lenders may demand accelerated repayment, which could lead to cross-default under other borrowings and have a material adverse effect on our business, financial condition, results of operations and prospects.
We have a substantial amount of outstanding indebtedness with restrictive covenants and most shares and certain assets in our subsidiaries are pledged.
We have a substantial amount of outstanding indebtedness, primarily consisting of debt we incurred in connection with the financing of our acquisitions of Yakutugol and Oriel Resources in 2007 and 2008, as well as debt we incurred to finance our investment program and working capital needs in late 2008 and 2009. As of December 31, 2021, our consolidated total debt, including lease obligations, was RUB 297,020 million, of which RUB 291,368 million was short-term debt (including RUB 281,379 million with loan covenant violations, of which RUB 216,033 million was long-term debt reclassified to short-term debt due to defaults and cross-defaults under our loan agreements). Our finance costs for the year ended December 31, 2021 were RUB 23,371 million, net of the amount capitalized.
Most of our outstanding debt has restrictive covenants. See “Item 5. Operating and Financial Review and Prospects — Restrictive Covenants,” “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness” and “Item 10. Additional Information — Material Contracts.” Should we be in payment defaults or breaches of covenants and restrictions under our financial agreements and fail to receive waivers, the security may be enforced, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In order to secure bank financings, we have pledged shares in certain our subsidiaries, including
99%-2
shares of Yakutugol, 95%+3 shares of Southern Kuzbass Coal Company, 91.66% of Chelyabinsk Metallurgical Plant, 50%+2 shares of common shares of Beloretsk Metallurgical Plant, 50%+2 shares of Korshunov Mining Plant, 87.5%+3 shares of Mechel Mining, 74%+1 share of Urals Stampings Plant, 25%+1 share of Izhstal, 25%+1 share of Port Posiet, 25% of registered capital of Port Temryuk and 25% of registered capital of Bratsk Ferroalloy Plant as of December 31, 2021. Also, some of our property, plant and equipment and certain other assets of our subsidiaries are pledged to the lenders. As of December 31, 2021, the carrying value of property, plant and equipment, inventory and accounts receivable pledged under our loan agreements amounted to RUB 27,432 million. See note 9.1(d) to the consolidated financial statements.
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
Among other things, high levels of indebtedness, the restrictive covenants in our credit facilities and breaches thereof, as well as default on our loans, could potentially: (1) limit our ability to raise capital through debt financing; (2) limit our flexibility to plan for, or react to, changes in the markets in which we compete; (3) disadvantage our group relative to our competitors with superior financial resources; (4) lead to a loss of assets pledged as security; (5) render us more vulnerable to general adverse economic and industry conditions; (6) require us to dedicate all or a substantial part of our cash flow to service our debt; and (7) limit or eliminate our ability to pay dividends.
We may become subject to bankruptcy procedures, which may result in the inability of holders of our shares and ADSs to recover some or all of their investments.
As at the date of this Annual Report on Form
20-F,
we had significant liabilities, which were predominantly comprised of loans and borrowings, trade and other payables, taxes payable, advances received and lease liabilities. Due to our limited ability to raise new financing and constant need to repay bank debt and finance our operations, we may from time to time have limited liquidity and delay payments, in particular, amounts due to our suppliers and service providers.
Our suppliers, service providers and other creditors, including the Federal Tax Service of the Russian Federation, may file a bankruptcy petition with a court seeking to declare us insolvent if we are unable to make payments to our creditors in excess of RUB 300,000 within three months of such payments becoming due. In most cases, for such petition to be accepted, the outstanding indebtedness must be confirmed by a separate court decision or arbitral award that has already entered into force or upon expiration of 30 days from the date of the tax authority’s decision to collect indebtedness from funds or other property of the debtor. However, under the Federal Law
No. 127-FZ
“On Insolvency (Bankruptcy)” dated October 26, 2002, as amended (the “
Bankruptcy Law
”), financial (credit) organizations, which include our major creditors, may file a petition for bankruptcy without such separate court decision. The creditor has the right to apply to the arbitrazh court subject to preliminary not less than 15 days publication of a notice of intention to file a bankruptcy petition against the debtor in the Unified Federal Register of Information on Facts of Business Activity of Legal Entities. While in the past some of our creditors attempted to initiate bankruptcy proceedings against us and we have managed to settle those claims, if any creditor initiates court proceedings seeking to declare us insolvent, it could have a material adverse effect on our prospects and on the value of our shares and ADSs and may ultimately result in the inability of holders of our shares and ADSs to recover any of their investments.
From time to time, the group’s suppliers, services providers and other third-party creditors may file bankruptcy claims against us based on the formal debt limit provided by the Bankruptcy Law. Although we aim to settle such claims before court consideration, the overall debt of our group is substantial. There is a risk that our creditors may file bankruptcy petitions and we may be unable to settle the claims, which could have a material adverse effect on our prospects and on the value of our shares and ADSs, and our shareholders and ADS holders may lose all or substantial part of their investment.
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
The Bankruptcy Law provides for the following order of priority for the satisfaction of creditor claims: (i) personal injury claims; (ii) employment claims (wages and severance payments) and royalty claims under copyright agreements; and (iii) all other claims. The claims of secured creditors are satisfied in accordance with a special procedure, that is, out of the proceeds of sale of the pledged or mortgaged assets. Equity claims of shareholders or ADS holders may be satisfied only if any assets remain after all creditors have been paid in full. Therefore, there is a risk that our shareholders and ADS holders may lose all or substantial part of their investment. This risk is even more significant for ADS holders whose status in the bankruptcy proceedings is unclear.
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
Each of the lease agreements has a certain payment schedule. According to the Civil Code of the Russian Federation, as amended (the “
Civil Code
”), and the Federal Law No.
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
The lease agreements we have entered into generally provide the lessor with a right to terminate the contract unilaterally, without applying to the court, by way of sending a notification to the lessee in the event of non-payment
within a specified period of time. The lessor is entitled to receive penalties in case of a delay in payment and early termination of the lease agreement due to the lessee’s default under the lease or certain loan arrangements as some of our lease agreements provide for relevant cross-default provisions. Upon termination of the lease agreement, the lessor is entitled to request the return of the leased equipment. If the lessee fails to return the equipment, the lessor is entitled to receive rental payments covering the time of the delay and compensation for damages if not covered by rental payments.
In the past, we failed to fulfill payment (and other) obligations under certain lease agreements resulting in court claims from the respective lessors requesting the termination of the lease agreements and the return of the leased assets to the lessors. Although we were able to settle with our lessors, there can be no assurance that similar breaches will not occur in the future. Any future breaches under our lease agreements resulting in return of the leased equipment to the lessor could adversely affect our operating activities, which in turn could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in the exchange rate of the ruble against the U.S. dollar and the euro and in interest rates may materially adversely affect our business, financial condition and results of operations.
Part of our sales are denominated in U.S. dollars, whereas the majority of our direct costs are incurred in rubles. In addition, we have foreign currency loans that are denominated in U.S. dollars and euros. Depreciation in real terms of the ruble against the U.S. dollar and/or euro may result in a decrease in our costs relative to our export revenues assuming a stable level of prices for our products and an increase of our debt obligations denominated in U.S. dollars or euros. Conversely, appreciation in real terms of the ruble against the U.S. dollar may materially adversely affect our results of operations if the prices we are able to charge for our products do not increase sufficiently to compensate for the increase in real terms in our ruble-denominated expenditures. In 2021, the ruble depreciated in real terms against the U.S. dollar and the euro by 0.6% and 2.2%, respectively, as compared to 2020, according to the CBR. During 2021, ruble depreciated from RUB 73.88 per U.S. dollar as at December 31, 2020 to RUB 74.29 per U.S. dollar as at December 31, 2021 and strengthened against euro from RUB 90.68 per euro as at December 31, 2020 to RUB 84.07 per euro as at December 31, 2021, according to the CBR. After the year end, the ruble experienced extreme volatility, reaching a low of RUB 120.38 per U.S. dollar and RUB 132.96 per euro, according to the CBR. As of April 28, 2022, the exchange rate was RUB 72.88 per U.S. dollar and RUB 75.92 per euro, according to the CBR. See “— Risks Relating to the Russian Federation — The Russian economy and the value of our shares and ADSs could be materially adversely affected by fluctuations in the global economy.”
In an effort to protect the country’s foreign currency reserves from substantial depletion, the CBR moved to a free floating exchange rate regime in November 2014. In response to continuing ruble depreciation, the CBR in an unexpected, emergency meeting in December 2014 increased its key rate, which determines the borrowing costs for commercial banks, from 10.5% to 17%. The CBR subsequently decreased the key rate several times between 2015 and early 2018 to 7.25%, before increasing the key rate in late 2018 to 7.75%. During 2019, the key rate was gradually lowered to 6.25%. During 2020, the key rate was further lowered to 4.25%. In 2021, the CBR increased the key rate to 8.50% with a view to prevent high inflation. In February 2022, the CBR raised the key rate to 9.50% and afterwards to 20% in order to maintain the financial stability of the economy (the rate was lowered to 17% on April 8, 2022). Interest rates under our ruble-denominated facilities with Russian state banks are linked to the CBR key rate (plus a margin above the key rate). Should the CBR continue increasing the key rate, or should interest rates under our existing facility agreements otherwise increase, we will face higher borrowing costs, which could have a material adverse effect on our business, cash flows, financial condition, results of operations and prospects. See “— Risks Relating to the Russian Federation — Geopolitical disagreements between Russia and Ukraine and sanctions imposed as a result thereof could adversely affect our business, financial condition and results of operations.”
Discontinuation of certain interest rate benchmarks could cause the group to renegotiate certain of its credit facilities.
Reference rates and indices, including interest rate benchmarks, such as the London Interbank Offered Rate (“
LIBOR
”) and Euro Interbank Offered Rate (“
EURIBOR
”), which are used to determine the amounts payable under financial instruments or the value of such financial instruments (“
Benchmarks
”), have, in recent years, been the subject of political and regulatory scrutiny as to how they are created and operated. This has resulted in regulatory reform and changes to existing Benchmarks, with further changes anticipated. These reforms and changes may cause a Benchmark to perform differently than it has done in the past or to be discontinued. Any change in the performance of a Benchmark or its discontinuation could require us to renegotiate some instruments referencing or linked to such Benchmark.
In addition, on July 27, 2017, the United Kingdom Financial Conduct Authority (the “
FCA
”), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 (the “
FCA Announcement
”). The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021.

Furthermore, on November 30, 2020, the International Exchange (ICE) Benchmark Administration (the “
IBA
”), the administrator of LIBOR, announced its intention to cease publishing one-week
and
two-month
LIBOR on December 31, 2021 and the remaining tenors (overnight, one-month,
three-month,
six-month
and
12-month)
on June 30, 2023. In response, the Board of Governors of the Federal Reserve System, the Office of the Controller of the Currency and the Federal Deposit Insurance Corporation have jointly recommended that banks cease entering into new contracts using LIBOR as a reference rate as soon as practicable and in any event by December 31, 2021. These agencies have also advised that new contracts entered into prior to December 31, 2021 should either use a reference rate other than LIBOR or include effective fallback language with a clearly-defined alternative reference rate effective upon the discontinuation of LIBOR.
Some of the group’s credit facilities have a floating interest rate such as LIBOR and EURIBOR, including, for example, credit facilities with VTB Bank, and if for any reason the reference rates should become unavailable, such credit facilities might need to be renegotiated to provide for an alternative basis of interest, which may result in an interest rate differing from our expectations and could affect the cost of these facilities to us. Certain of the group’s credit facilities which interest rates are based on a spread over LIBOR and/or EURIBOR include mechanisms to determine alternative basis of interest. However, there can be no assurance that we will not have to renegotiate our financial arrangements linked to the Benchmarks and that such negotiations (or use of alternative rates pursuant to terms of our financial arrangements) will result in financing arrangements being made on commercially acceptable or similar terms, which could have an adverse effect on our financial condition, business, results of operations and prospects.
If limitations on the conversion of rubles into foreign currencies are imposed, this could cause us to default on our obligations.
Part of our indebtedness and part of our capital expenditures are payable in foreign currencies, including the U.S. dollar and the euro. Russian legislation currently permits the conversion of ruble revenues into foreign currency. If the Russian authorities or government bodies of other countries were to impose limitations on the convertibility of the ruble or other restrictions on operations with rubles and foreign currencies, there may be delays or other difficulties in converting rubles into foreign currency to make payments or delays in or restrictions on the transfer of foreign currency due to necessity to obtain special permits from Russian authorities in case of payments under financial indebtedness or advance payments for capital expenditures exceeding permitted thresholds. Although we have taken certain mitigating steps such as inclusion of alternative currency clauses into our agreements, there is no guarantee that these mitigating steps will be effective and introduction of limitations on the conversion of rubles into foreign currencies would not limit our ability to meet our payment and debt obligations, which in turn could result in the loss of suppliers, acceleration of debt obligations and cross-defaults and, consequently, have a material adverse effect on our financial condition, business, results of operations and prospects.
Our business could be materially adversely affected if creditors of certain of our subsidiaries accelerate their debt.
If we decide to merge certain subsidiaries for operational reasons from time to time, under Russian law such mergers are considered to be a reorganization and the merged subsidiaries are required to publish the information regarding this reorganization twice: the first publication due at the beginning of the reorganization and the second to follow one month after the first publication. Russian law also provides that, for a period of 30 days after the date of latest publication, the creditors of merging subsidiaries have a right to file a claim seeking acceleration of the reorganized subsidiaries’ indebtedness and demand reimbursement for applicable losses, except in cases where the creditors have adequate security or are provided with adequate security within 30 days after filing of such claim. Russian law provides for similar rules related to reduction of the share capital of Russian companies and entitles the creditors to accelerate debt once the relevant decision on reduction of share capital is adopted. In the event that we undertake any such merger or decide to reduce the share capital of our subsidiaries and all or part of our subsidiaries’ indebtedness is accelerated, we and such subsidiaries may not have the ability to raise the funds necessary for repayment, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
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
Our mining segment sells coal (metallurgical and steam), iron ore concentrate, coke and chemical products. These commodities are traded in markets throughout the world and are influenced by various factors beyond our control, such as global economic cycles and economic growth rates. Prices of these products have varied significantly in the past and could vary significantly in the future. For example, in 2021, coal price fluctuations were highly volatile, especially in the second half of the year. According to Metals & Mining Intelligence (“
MMI
”), a private information and research company, hard coking coal spot prices fluctuated in a wide range of
$110-$398
per tonne (FOB Australia).
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

Slowing growth of the world economy due to stagnation of economies in Europe, slowing economic growth in China and the United States, trade tensions between China and the United States, trade restriction measures of the United States and the European Union against Russian Federation, international sanctions against Russia and Russian individuals or businesses, as well as impact of
COVID-19
outbreak and related quarantine measures, may have adverse consequences for our customers and our business as a whole. See “— Risks Relating to the Russian Federation — Geopolitical disagreements between Russia and Ukraine and sanctions imposed as a result thereof could adversely affect our business, financial condition and results of operations” and “—
COVID-19
Impact.”
Prices for our products, including coal, iron ore, metals, ferrosilicon and power, as well as the prices of coal, iron ore, ferroalloys, power and natural gas and other commodities and materials we purchase from third parties for the production of our products, fluctuate substantially over relatively short periods of time and expose us to commodity price risk. We do not use options, derivatives or swaps to manage commodity price risk. We use our vertically integrated business model and intersegment sales, as well as short-term and long-term purchase and sales contracts with third-party suppliers and customers, to manage such risk. In addition, the length and pricing terms of our sales contracts on certain types of products are affected and can be regulated by orders issued by Russian antimonopoly authorities. In particular, pursuant to a directive issued to us by the Russian Federal Antimonopoly Service (“
FAS
”) in August 2008, we entered into long-term contracts for supply of certain grades of our coking coal with a formula of price calculation and with fixed volumes for the entire period of the contract. See “— Antimonopoly regulation could lead to sanctions with respect to the subsidiaries we have acquired or established or our prices, sales volumes and business practices.” Terms of sales of other types of our products may also be affected by regulations of the authorities. We cannot assure you that our strategies and contracting practices will be successful in managing our pricing risk or that they will not result in liabilities. If our strategies to manage commodity price risk and the impact of business cycles and fluctuations in demand are not successful, it could have a material adverse effect on our business, financial condition, results of operations and prospects.
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
Our competitiveness is based in part on our operations in Russia having a lower cost of production than competitors in higher-cost locations. We have been facing a consistent upward trend in the past several years in production costs, particularly with respect to wages and transportation. For example, our rail transportation costs increased consistently during the last three years with the railway tariff increases of 3.6% in 2019, 3.5% in 2020 and 3.7% in 2021. In addition, for export traffic, with certain exceptions, there was an additional increase to railway tariffs of 8.0% in 2019, 8.0% in 2020 and 8.0% in 2021. See “— A limited capacity of the railway infrastructure and an increase in railway tariffs expose us to uncertainties regarding transportation costs of raw materials and steel products,” “— Increasing costs of electricity, natural gas, diesel fuel and labor could materially adversely affect our operating margins” and “— Inflation could increase our costs and decrease operating margins.” If these production costs continue to increase in the jurisdictions in which we operate, our competitive advantage will be diminished, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We will require a significant amount of cash to fund our capital investment program.
Our business requires maintenance capital expenditures in order to maintain production levels adequate to meet the demand for our products, as well as other capital expenditures to implement our business strategy. We spent RUB 4.7 billion during 2021 on our capital expenditures (including RUB 3.6 billion in maintenance capital expenditures). In planning for 2022, we followed our current investment policy focusing only on those items that are either close to completion or are of major importance for our operations. Our capital investment program currently contemplates capital spending of up to RUB 23.6 billion in 2022 (including up to RUB 20.8 billion in maintenance capital expenditures). A considerable part of the planned capital expenditures relate to the renewal of metallurgical and mining-and-transport
equipment. Overall, we plan to spend up to RUB 62.4 billion for the three-year period of 2022-2024 on capital investments (including up to RUB 56.3 billion in maintenance capital expenditures). See “Item 4. Information on the Company — Capital Investment Program.”
Our ability to undertake and fund planned capital expenditures will depend on our ability to generate cash in the future and access debt financing. Lack of liquidity may jeopardize our capital expenditure plans, see “— We have experienced and may continue to experience liquidity shortages and a working capital deficit.” This, to a certain extent, is subject to general economic and market conditions, financial, competitive, legislative, regulatory and other factors (including the status of international sanctions against Russian companies and individuals, as well as sanctions imposed on certain types of products in different sectors) that are beyond our control. Raising debt financing for our capital expenditures on commercially reasonable terms (or at all) may be limited given our current high levels of indebtedness and restrictive covenants imposed under the loan agreements. Any deterioration in our operating performance, including due to a worsening of economic conditions, fall in commodity prices and/or financial, business or other factors, many of which are beyond our control, may adversely and materially affect our cash flow which may leave us unable to conduct our capital expenditure plans as necessary or required, which could adversely affect our business and our ability to comply with applicable regulations.
Successful implementation of our strategy to expand our coal sales depends on our ability to increase our export sales.
Our strategy to expand our coal sales, particularly high-grade coking coal and pulverized, or finely crushed, coal for injection (“
PCI
”), is substantially dependent on our ability to increase our production and exports of these products through ports in the Russian Far East to other countries, particularly Japan, China, Vietnam, South Korea and other Pacific Region countries. We face a number of obstacles to this strategy, including oversupply and low demand, trade barriers, international sanctions and sales and distribution challenges, as well as restrictions imposed by antimonopoly legislation.
Currently, the limited capacity of railways connected to the ports in the Russian Far East is a critical impediment to the transportation of goods in this direction. Increasing the capacity of transport infrastructure in the direction of the Russian Far East is one of the key issues identified in the “Transportation Strategy of the Russian Federation up to 2030.” According to this program, existing railway sections must be reconstructed, the logistics structure must be improved and the actions of the cargo owners, the ports’ management, Rosmorport, a state-owned enterprise established for seaports management, and Russian Railways, an open joint-stock company wholly owned by the Russian Government, must be better coordinated. In addition, the shortage and poor condition of the locomotive fleet of Russian Railways, as well as major railway track repairs by Russian Railways in the summer months, result in restrictions on cargo volumes and increases in delivery times. Slowdown in train movements in the winter months has a negative impact on the state of bulk cargo as freezing occurs due to low temperatures, which further reduces the rate of discharge in ports and leads to congestion of railcars in the railway network.
In 2019, Russian Railways announced the beginning of the second phase of the railway infrastructure development program, the purpose of which is to increase the capacity of the Baikal-Amur and Trans-Siberian Mainlines located in the Russian Far East by 2024. However, there can be no assurance that the development projects by Russian Railways will proceed according to existing plans, particularly in light of international sanctions against Russian companies and individuals. In addition, there is acute competition among Russian coal exporters for existing port capacity. In light of this shortage, Russian coal producers have endeavored to acquire and construct ports or separate terminals to ensure the export of their products.

In May 2020, the Russian Government introduced direct quotas for the volume of export shipments of coal by rail from the Kuzbass deposits in the direction of seaports and land border points in the Russian Far East. The Ministry of Energy of the Russian Federation approves on a monthly basis the volume of quota for each coal shipper from the Kuzbass deposits according to a formula that takes into account the current capacity of the Baikal-Amur and Trans-Siberian Mainlines, ports and border points of the Russian Far East, as well as the volume of coal shipments that each of the shippers effected in prior periods towards the west from Kuzbass. The new procedure affects, among other things, the shipments of coal produced by Southern Kuzbass Coal Company. Despite the fact that the introduction of this procedure at the moment has not led to a reduction in our ability to ship coal from Southern Kuzbass Coal Company in the direction of Port Posiet, there can be no assurance that future changes in parameters, such as total capacity of the Baikal-Amur Mainline, the Trans-Siberian Mainline and the ports of the Russian Far East, which are beyond our control, will not lead to a reduction in ability to ship coal, which will result in the need to search for alternative volumes to fully load the capacities of Port Posiet. Moreover, reduction in our ability to ship coal due to capacity issues of certain logistics infrastructure, may have a material adverse effect on our revenues, results of operations and prospects. In addition, a legislative initiative to introduce direct quotas for the volume of export shipments of coal in the direction of the ports in the Russian Far East from deposits in Yakutia is currently under consideration, which may adversely affect the ability to ship coal products of Yakutugol.
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
Changes in our estimates of mineral resources and reserves or failure to implement mine development plans could result in lower than expected revenues, higher than expected costs or decreased operating margins.
In connection with the introduction of the New Mining Regulation, an external consultant, classified as a qualified person in accordance with the new rules, in 2021, performed an analysis of the data on mineral assets provided by us (geology, resources and reserves, production programs and their technological and economic characteristics, other aspects of business, such as environmental protection, personnel, industrial safety) and based on it, taking into account current design solutions, performed an independent estimate of mineral resources and reserves of our coal and iron ore assets, which is set out herein. The reserve estimates as to both quantity and quality are periodically updated to reflect production from reserves and new drilling, engineering or other data received, as well as changes in design solutions. There are numerous uncertainties inherent in estimating quantities and qualities and the costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable mineral resources and reserves and net cash flows necessarily depend upon a number of variable factors and assumptions, such as geological and mining conditions which may not be fully identified by available exploration data or which may differ from our experience in current operations, projected rates of production in the future, historical production from the area compared with production from other similar producing areas, the assumed effects of regulation and taxes by governmental agencies and assumptions concerning prices, operating costs, mining technology improvements, mineral extraction and excise tax, development costs and reclamation costs, all of which may vary considerably from actual results. In addition, it may take many years from the initial phase of drilling before production is possible. During that time, the economic feasibility of exploiting a discovery may change as a result of changes in the market price of the relevant commodity. Mine development plans may have to be revised due to geological and mining conditions and other factors described above, as well as due to shortages in capital funding. Our planned development projects also may not result in significant additional reserves and we may not have continuing success developing new mines or expanding existing mines beyond our existing reserves.
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
Therefore, changes in our estimates of mineral resources and reserves or failure to implement mine development plans could result in lower than expected revenues, higher than expected costs or decreased operating margins, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
Our business could be materially adversely affected if we fail to obtain or extend necessary subsoil licenses or fail to comply with the terms of our subsoil licenses.
Our business depends on the continuing validity of our subsoil licenses and the issuance of new and extended subsoil licenses and our compliance with the terms and conditions thereof. In particular, in estimating our reserves, we have assumed that we will be able to renew our Russian subsoil licenses as and when necessary in the ordinary course of business so that we will be able to exploit the resources under such licenses for the operational life of the relevant subsoil plot.
See “Item 4. Information on the Company — Regulatory Matters — Subsoil Licensing in Russia — Extension of licenses” and “— Mining Segment — Mineral reserves.” However, license extension is subject to the licensee being in compliance with the terms of the license. Our experience with license extensions and publicly available information about current market practice and available court practice suggest that regulatory authorities tend to focus on such terms of the license as target production volumes, operational milestones and license payments, which are considered to be material terms of the license. Nevertheless, there is no assurance that this approach will be consistently applied by the regulatory authorities and the courts, or that this approach will not change in the future. Regulatory authorities exercise considerable discretion in the timing of license issuance, extension of licenses and monitoring licensees’ compliance with license terms. Subsoil licenses and related agreements typically contain certain environmental, safety and production commitments. See “Item 4. Information on the Company — Regulatory Matters — Subsoil Licensing in Russia — Maintenance and termination of licenses.” If regulatory authorities determine that we have violated the material terms of our licenses, this could lead to rejection of our license extensions or suspension or termination of our subsoil use rights, and to administrative and civil liability. In addition, requirements imposed by relevant authorities may be costly to implement and result in delays in production. Our subsoil licenses expire on dates falling in 2023 through 2038. See the tables setting forth expiry dates of our Russian subsoil licenses in “Item 4. Information on the Company — Mining Segment” and resources and reserves information. Accordingly, these factors may seriously impair our ability to operate our business and realize our reserves which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We currently do not comply with the material terms of certain Russian subsoil licenses. In particular, we failed to commence commercial coal production at the Raspadsk license area (part of Olzherassky Open Pit) as required by the license due to unfavorable mine economics. To rectify this violation we plan to change the production starting date in the license and update the project documentation. In addition, we do not meet our production obligations at the
New-Uregolsk
license area, we have not commenced production at the Granichny area within the required period and we have not continued production at the Usinskaya Underground mine, which is under conservation. In December 2021, the Federal Agency for Subsoil Use (“
Rosnedra
”) issued notices of a possible early termination of the subsoil use rights under these licenses. Rosnedra designated period for the elimination of violations until December 2022. In order to rectify breach of target production volumes, we plan to amend the project documentation, which once amended will provide for new target production volumes and adjusted mine development timing. Furthermore, we did not meet the deadlines for exploration completion, preparation for the commercial development and commencement of mining of the Pionerskoye and the Sivaglinskoye iron ore deposits due to lack of financing. Consequently, in December 2019, Rosnedra early terminated the subsoil use right for these deposits. We successfully challenged this decision of Rosnedra in court and the subsoil use rights for the Pionerskoye and the Sivaglinskoye deposits were reinstated in full in June 2021. Since 2018, we have also suspended geological exploration at the Sutamskaya iron ore area. In June 2021, Rosnedra issued a notice of a possible early termination of our subsoil use rights for this area. We plan to rectify this violation until July 2022 by submitting to Rosnedra geological exploration report and proposals on the timing for completion of exploration.
Increasing costs of electricity, natural gas, diesel fuel and labor could materially adversely affect our operating margins.
In 2021, our Russian operations purchased in wholesale and retail electricity and capacity markets approximately 3.1 billion kilowatt-hours (“
kWh
”) of electricity at a total cost of approximately RUB 10.0 billion, implying an average cost of approximately RUB 3.22 per kWh. According to the Ministry of Economic Development of the Russian Federation estimates, the average increase in market prices in the retail electricity market is expected to be 4.7% in 2022.
Further price increases for electricity may also occur in the future due to the increase in fuel prices.
Our Russian operations also purchase significant amounts of natural gas, primarily for the production of power resources at our own co-generation
facilities, from Novatek PAO (“
Novatek
”), Russia’s largest independent producer of natural gas, Rosneft Oil Company (“
Rosneft
”), the government-controlled leader of Russia’s petroleum industry, and Gazprom PAO (“
Gazprom
”), the government-controlled dominant gas producer and the owner of the unified gas supply system of Russia. Domestic natural gas prices are regulated by the Russian Government. In 2021, we purchased approximately 1.8 billion cubic meters of gas at a total cost of approximately RUB 7.6 billion. Russian domestic natural gas prices are significantly below Western European levels, which provides us with a cost advantage over our competitors, an advantage which may diminish as Russian domestic gas prices approach Western European levels. Starting from July 1, 2021, the FAS set wholesale prices of gas produced by Gazprom for domestic consumers on the territory of the Russian Federation, except for households, in the range of RUB 2,769 to RUB 5,155 per thousand cubic meters, as compared to prices set for the previous period which were set starting from August 1, 2020 in the range of RUB 2,688 to RUB 5,097 per thousand cubic meters, depending on the region of the Russian Federation where the gas is purchased.
We use petroleum products, in particular diesel fuel, as fuel for technological transport in our mining operations. In 2021, our Russian operations purchased approximately 113.2 thousand tonnes of diesel fuel at a total cost of approximately RUB 5.5 billion. The Russian diesel fuel market is controlled by a limited number of oil companies, including our major suppliers such as Rosneft, Gazprom Neft PJSC and Solid-Commodity Markets JSC. There is a free pricing regime for commercial consumers of petroleum products in Russia.
Following raw materials used in the production process and energy-related costs, our labor costs are the next most significant operational cost. Labor costs in Russia have historically been significantly lower than those in the more developed market economies of North America and Western Europe for similarly skilled employees. However, the average wage in the Russian Federation has increased in recent years, for example, by 3.8% and 2.9% in 2020 and 2021, respectively, according to Rosstat. Labor costs in Russia are indexed to and adjusted for inflation, which means that in the future labor costs may rise and our advantage with respect to our competitors with foreign operations that have historically had to pay higher average wages than those paid in Russia may be reduced.
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
Our cargoes are currently transported in the railcars owned by our subsidiary Mecheltrans or third-party railcar owners, mainly to transport coal products and iron ore concentrate. Mecheltrans works with third-party railcar owners to arrange for transportation and forwarding cargoes with their railcars. The most significant railcar owners used by Mecheltrans for rail transportation include Titan AO, Federal Freight JSC, NFC JSC, Atlant OOO and Freight Company OOO. In 2021, our freight volume transported by third-party railcar owners amounted to 17.1 million tonnes, for which we paid RUB 6.8 billion.
In 2021, railway tariffs were indexed by 3.7%. Starting from January 1, 2022, railway tariffs have increased by an additional 6.8%, and with respect to anthracite coal for a further 17.3%. Along with the growth of tariff levels, a disruption in the transportation of our raw materials and products may occur. In recent years, the ban to extend the service life of railcars, the shortage of spare parts for their repair, as well as the deficit of the railcar fleet as a result of scheduled railway track repairs have led to a significant increase in prices of rolling stock operators’ services and a reduction in volume of transported cargo, including our cargo. In 2021, there was a sharp increase in prices for operator services, prices more than doubled and may continue to rise further in 2022. All of the above factors may negatively impact our operating margins, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Inflation could increase our costs and decrease operating margins.
In 2021, 2020 and 2019, the consumer price inflation rate in Russia was 8.4%, 4.9% and 3.0%, respectively, according to the Russian Federal State Statistics Service (“
Rosstat
”). The increase in 2021 as compared to 2020 was primarily due to the depreciation of the ruble and an increase in prices on consumer goods and services. In March 2022, inflation increased by 16.7% year-over-year as a result of depreciation of Russian ruble against major currencies and economic downturn caused by Russia-Ukraine tensions and introduction of new sanctions against Russia. See “— Risks Relating to the Russian Federation — Geopolitical disagreements between Russia and Ukraine and sanctions imposed as a result thereof could adversely affect our business, financial condition and results of operations.” Inflation increases our operating costs on monetary items, which are sensitive to rises in the general price level in Russia, including fuel and energy costs, the cost of production services and salaries (as under existing collective bargaining agreements, wage indexation takes inflation into account). Inflation could also potentially increase the prices we can charge for our products. The impact of inflation on our operating margins depends on whether we can charge higher prices corresponding with the increase in costs. Nevertheless, there is a high risk that inflation will have an overall negative impact on our operating margins.
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
Russia has in place import tariffs with respect to certain imported steel products that are generally advantageous to our business. These tariffs generally amount to 5% of the value of the imports. Almost all of our sales of steel products in Russia were protected by these import tariffs in 2021. The Republic of Belarus, the Republic of Kazakhstan and the Russian Federation entered into a Customs Union and implemented a Common Customs Tariff, which came into force on January 1, 2010, reducing import duties on stainless rolled products from 15% to 5%. Further, the Republic of Belarus, the Republic of Kazakhstan and the Russian Federation established the Eurasian Economic Union, which was enlarged in 2015 to include the Republic of Armenia and the Kyrgyz Republic. Creation of the Customs Union, as well as other actions and decisions of the Russian authorities in respect of tariffs and duties, can lead to further reduction of import duties.
Upon Russia’s entry into the World Trade Organization (“
WTO
”), the import tariffs and duties of Russia were reduced or eliminated, depending on the type of steel products. In particular, according to the WTO accession terms, Russian import duties on most types of steel products have been reduced to 5%, causing increased competition in the Russian steel market from foreign producers and exporters. A further reduction in such protective tariffs could have a material adverse effect on our business, financial condition, results of operations and prospects.
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
We are at risk of experiencing any and all of these hazards. The occurrence of such hazards could delay production, increase production costs, result in injury to persons or death, and damage to property, as well as liability for us. In 2021, production accidents at our operations resulted in five fatalities. In 2019, there was a self-heating of coal at Olzherasskaya-Novaya Underground, which caused temporary suspension of mining operations. We have implemented measures to cure the effects of this occasion and continued production on the mine in July 2021. We are implementing measures aimed at preventing production accidents and occasions in the future and we are cooperating with the competent governmental authorities, in particular, the Russian Federal Service for Ecological, Technological and Nuclear Supervision (“
Rostekhnadzor
”).
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
Our operations and properties are subject to extensive control and regulation, including government environmental, geological and land supervision in the jurisdictions in which we operate. For instance, our operations generate large amounts of pollutants contained in air emissions, waste water and industrial waste, some of which are hazardous, such as benzapiren, sulfur oxide, sulfuric acid, nitrogen ammonium, sulfates, nitrites and phenicols. Some of our operations result in the creation of sludges, including sludges containing base elements such as chromium, copper, nickel, mercury and zinc. The creation, storage and disposal of such hazardous waste is subject to environmental regulations, including the requirement for recycling and decontamination of hazardous waste containing petroleum products and iron slag. In addition, pollution risks and related costs are often impossible to assess unless environmental audits have been performed and the extent of liability under environmental and civil laws is clearly determinable. In 2019, as a result of an independent environmental audit of our production facilities located in the Chelyabinsk region, we signed an agreement on implementation of a set of measures aimed at improving the environmental situation in the region and reducing air emissions by 2024. In 2020-2021, we performed a number of measures to replace gas-cleaning
equipment at our production facilities. In January 2021, we signed another environmental agreement, according to which we undertook additional obligations to reduce emissions of pollutants into the air until 2026. Furthermore, in November 2020, Chelyabinsk Metallurgical Plant signed an agreement on the implementation of a set of measures to reduce the impact on water bodies (the Miass River) and improve the treatment of industrial waste water until 2024.
Environmental laws and regulations in Russia are continually changing and are generally becoming more restrictive. New evolving laws and regulations establish more strict enforcement of environmental requirements and standards. The discovery of previously unknown contamination may require further expenditures to modify operations, install pollution control equipment or perform site cleanups (reclamation), the curtailment of operations or the payment of fines, damages and excess charges. For example, since October 2019, marine transport infrastructure facilities used for coal transshipment must comply with the best available technologies aimed at reducing pollutants discharge. Failure to comply with the requirements to equip business and other facilities located within the boundaries of water protection zones with structures ensuring the protection of water bodies from pollution, clogging, silting and depletion of water entails the imposition of an administrative fine or temporary suspension of operations for up to 90 days. Moreover, the introduction of more stringent environmental laws and regulations could lead to the need for new or additional rehabilitation and decommissioning reserves or to an increase in our environmental liabilities, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Based on the current regulatory environment in Russia and elsewhere where we conduct our operations, as of December 31, 2021, we did not create any reserves for environmental liabilities and compliance costs, other than an accrual in the amount of RUB 4,354 million for rehabilitation provision. Any change in this regulatory environment could result in actual costs and liabilities for which we have not provided reserves.

As a result of an environmental investigation by the Russian governmental authorities, courts can issue decisions requiring part or all of the production at a facility that has violated environmental standards to be halted for a period of up to 90 days. Moreover, repeated environmental violations during the development of deposits may lead to termination of subsoil licenses, which can limit our ability to conduct operations until new licenses are obtained. We have been cited in Russia for various violations of environmental regulations in the past and we have paid certain fines levied by supervisory authorities in connection with these infractions. Since January 1, 2022, fines for non-compliance
with the orders of environmental supervisory authorities for legal entities have been increased 10 times. See “Item 4. Information on the Company — Regulatory Matters — Environmental Legislation in Russia.” In November 2017, the Russian Federal Service for the Supervision of Natural Resources (“
Rosprirodnadzor
”) conducted an inspection of Port Posiet and ordered it to equip the port area with a rainwater sewage system. In February 2018, the Khasansky District Court in Primorsky Krai obliged Port Posiet to remedy violations of environmental and sanitary-epidemiological legislation by construction of treatment facilities. In addition, as a result of an extraordinary inspection in March 2020, the Russian Federal Service for Surveillance on Consumer Rights Protection and Human Wellbeing (“
Rospotrebnadzor
”) ordered Port Posiet to eliminate violations related to the excess concentration of coal dust and inadequate air pollution control measures. Port Posiet is currently in the process of implementing these measures and is formally incompliant with the prescribed deadlines for their completion. From time to time, we apply to the competent authorities that issued these orders to seek extension of the deadlines.
We were regularly granted such extensions in the past, however, there is no guarantee that further extensions will be available.
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
In general, the pollutants emission into the atmosphere and discharge into the waters, as well as the disposal of industrial and consumer waste in the absence of a permit is a violation that may lead to the imposition of a fine or temporary suspension of operations for up to 90 days, and in some cases may also lead to criminal liability of individuals including key management personnel of the group. In addition, in the absence of the permit, multiplying coefficients to the fees for negative environmental impact apply as the entire volume of emissions, discharges and waste becomes above-limit.
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
Through our mining segment, we are a major producer of carbon-related products such as coal and coal concentrate. A major by-product
of the underground mining of coal is methane (CH
4
) and a major
by-product
of

coal burning is carbon dioxide (CO
2
), both of which are considered to be greenhouse gases and generally a source of concern in connection with global warming and climate change.
In December 2015 at the Paris climate conference, 196 countries adopted the United Nations Framework Convention on Climate Change. The agreement sets out a global action plan to avoid climate change. Russia ratified the Paris Agreement and it came into force on November 6, 2019. Russia’s target as part of the Paris agreement is to reduce greenhouse gas emissions to
70-75%
of 1990 levels by 2030, provided that the maximum absorption capacity of forests is reached. Furthermore, the Russian Federation shall develop a long-term plan to reduce greenhouse gas emissions and shall establish a strategy on adaptation to climate change. In order to implement the provisions of the Paris Agreement, regional and federal authorities and Russian manufacturing companies enter into cooperation agreements which provide for undertakings to achieve a certain level of pollutant emissions by implementing ecological measures and controls. Among the regions where our group operates, such agreements were made in Chelyabinsk and Irkutsk regions. In 2015-2017, the Ministry of Natural Resources and Ecology of the Russian Federation approved a number of methodology guidelines for the quantification of the amount of greenhouse gas emissions by legal entities conducting business and other activities in Russia. In 2018, the Ministry of Economic Development of the Russian Federation proposed a draft law on state regulation of greenhouse gas emissions. In June 2021, the draft law was adopted with effect from December 30, 2021. The new law on greenhouse gas emission sets out target limits for greenhouse gas emissions, general rules and guidelines for emitters and introduces permits for greenhouse gas emissions. See “Item 4. Information on the Company — Regulatory Matters — Environmental Legislation in Russia.” In 2022, our production facilities begin quantifying greenhouse gas emissions.
The European Union has established greenhouse gas regulations and many other countries are in the process of doing so. The European Union Emissions Trading System (“
EU ETS
”) has had an impact on greenhouse gas and energy-intensive businesses based in the European Union. Our operations in Lithuania are currently subject to the EU ETS, as are our
EU-based
customers.
In 2020, the European Union also launched the “European Green Deal,” which is a set of policy initiatives by the European Commission with the overarching aim of making Europe climate neutral in 2050. As part of the “European Green Deal,” the EU is deliberating a carbon border tax, which would be imposed on greenhouse-gas
pollution produced by manufacturers outside the region that export products into the EU. In July 2021, European Commission presented a legislative proposal on introduction of new EU carbon adjustment mechanism, which, inter alia
, contemplates introduction of a carbon border tax with effect from 2026, which will be paid by EU importers purchasing products with high carbon footprint such as iron, steel, cement, fertilizers, aluminum and electricity. Once implemented, this regulation could adversely affect demand for EU exports of the in-scope
products by major Russian industrial groups such as Mechel and could drive them to reduce carbon intensity of their products. As a result, they may choose to consume less coal from carbon-intensive producers. In addition, the EU carbon adjustment mechanism regulation may drive other countries, including Russia, to adopt carbon pricing policies requiring local producers to pay for carbon footprint in its activities. Additional regulations that require industrial producers to lower their carbon emissions may drive down demand for coal, iron, steel and certain other of our products, which could adversely affect our business, results of operations, financial condition and prospects.
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
Our production facilities are located in different climate and weather conditions, and abnormal weather changes and natural hazards could affect their operations. Interruptions in electricity supply and transport communication could lead to delays in deliveries of raw materials to our production facilities and finished products to consumers, as well as a suspension of production. In addition, the existence of abnormally low temperatures for a long period of time may limit the work of the port infrastructure, crane equipment and mining-and-transport

equipment. For example, in 2021, as a result of calm weather which led to high gas contamination of the mine, mining operations at Korshunovsky Open Pit were suspended for nine days, and operations at Rudnogorsky Open Pit were suspended for 18 days due to low air temperature. The negative impact of abnormal or extreme climate and weather conditions may have an adverse effect on our business, financial condition, results of operations and prospects.
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
Our Chairman, Igor Zyuzin may be deemed to be the beneficial owner of approximately 49.33% of our common shares. Our Chairman’s wife Mrs. Irina Zyuzina may be deemed to be the beneficial owner of approximately 19.64% of our common shares. Ms. Ksenia Zyuzina, daughter of Mr. Igor Zyuzin and Mrs. Irina Zyuzina, may be deemed to be the beneficial owner of approximately 20.76% of our common shares. Therefore, Mr. Igor Zyuzin and Mrs. Irina Zyuzina together beneficially own 68.97% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions.” Except in certain cases as provided by the Federal Law “On Joint-Stock Companies,” dated December 26, 1995, as amended (the “
Joint-Stock Companies Law
”), resolutions at a general shareholders’ meeting are adopted by a majority of the voting stock at a meeting where shareholders holding more than half of the voting shares are present or represented. Accordingly, Mr. Zyuzin and his family members have the power to control the outcome of most matters to be decided by a majority of the voting stock present at a general shareholders’ meeting and can control the appointment of the majority of directors and the removal of all of the elected directors if they act in concert. In addition, our largest shareholders are likely to be able to take actions, which require a three-quarters supermajority of the voting stock present at such a general shareholders’ meeting, such as amendments to our charter, reorganization, significant sales of assets and other major transactions, if other shareholders do not participate in such meeting. Thus, our largest shareholders can take actions that you may not view as beneficial or prevent actions that you may view as beneficial, and as a result, the value of our common shares and ADSs could be materially adversely affected.
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
Impairment losses of continuing operations are recognized in the consolidated statement of profit or loss and other comprehensive income in expense categories consistent with the function of the impaired asset.
For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, we estimate the asset’s or the cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of profit or loss and other comprehensive income unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.
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
The amount of goodwill on our balance sheet as of December 31, 2021 that is subject to impairment analysis was RUB 9,612 million or 4% of our total assets. This amount includes goodwill of Yakutugol, Kuzbass Power Sales Company and Port Posiet of RUB 6,935 million, RUB 1,026 million and RUB 756 million, respectively, as of December 31, 2021. See note 16 to the consolidated financial statements.
Based on the results of the impairment analysis of goodwill we performed during 2021, no impairment loss was recognized. According to the results of the impairment analysis of non-current
assets as of December 31, 2021, an impairment loss of RUB 4,156 million and gain from reversal of an impairment of RUB 1,257 million were recognized. See note 16 to the consolidated financial statements.
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
As of December 31, 2021, approximately 52% of all our employees were represented by trade unions. Although we have not experienced any business interruption at any of our companies as a result of labor disputes from the dates of their respective acquisition by us, and we consider our relations with our employees to be good. Under Russian law, unions have the legal right to strike and other Russian companies with large union representation periodically face interruptions due to strikes, lockouts or delays in renegotiations of collective bargaining agreements. Our businesses could also be affected by similar events if our relationships with our labor force and trade unions worsen in the future. We have extended the industry agreements for coal and ore mining and smelting industries and have renegotiated or extended related collective bargaining agreements. If we are unable to prolong collective bargaining agreements on similar conditions in the future or our employees are dissatisfied with the terms of the collective bargaining agreements and undertake any industrial action, it could have material adverse effects on our business, financial condition, results of operations and prospects.
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
In December 2019, we received an offer to sell our stake in the Elga coal complex comprised of a 50.9990202673% stake in Elgaugol OOO, a 51% stake in Elga-road OOO and a 51% stake in MecheltransVostok OOO. The Elga coal complex represented approximately 35% of the group’s assets as of December 31, 2019 and required substantial amount of investment, which the group was not in a position to provide. In April 2020, the group disposed of the Elga coal complex for RUB 89 billion in order to reduce the group’s debt leverage. See “— We may fail to comply with the terms of the restructured indebtedness or be unable to complete restructuring.”

Elga Open Pit has a substantial amount of coal reserves amounting to approximately 76% of the group’s total coal reserves as of December 31, 2019. Due to disposal of the asset, the group can be exposed to lower coal production levels in future, which could have adverse effect on our business, financial condition, results of operations and prospects.
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
As is typical of modern businesses, Mechel is reliant on the continuous and uninterrupted operation of its information technology (“
IT
”) systems. User access and security of all our sites and IT systems can be critical elements to our operations. In particular, we depend on our IT systems for a variety of functions, including automated machinery, financial reporting, data management and email communications. Any IT failure pertaining to availability, access or system security could potentially result in disruption of our activities and personnel, and could adversely affect our reputation, business, financial condition, results of operations and prospects.
In addition, the impact of recent sanctions and withdrawal of IT software and hardware manufacturers from the market could adversely affect the functioning of the existing IT infrastructure and our ability to defend against cyber-attacks. We evaluate the impact of these restrictions on operational efficiency and results of operations, develop measures to ensure the continued functioning of existing software and hardware, and study offers from suppliers that remain in the market. If we are unable to successfully implement these enhancements and maintain our current level of information support, we may not be able to protect our information and data. See “— Risks Relating to the Russian Federation — Geopolitical disagreements between Russia and Ukraine and sanctions imposed as a result thereof could adversely affect our business, financial condition and results of operations.”
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
Risks Relating to Our Shares and ADSs and the Trading Market
The suspension of trading and potential delisting of our ADSs could adversely affect the liquidity and the market price of our shares and ADSs.
On February 28, 2022, the New York Stock Exchange (“
NYSE
”) issued a trading halt in the trading of our ADSs pending regulatory concerns. Pursuant to the trading halt, the suspension of trading in our ADSs on the NYSE commenced at 3:53 a.m. EST on February 28, 2022 and as of the date of this Annual Report on Form
20-F,
the trading halt on the NYSE remains in place. We cannot predict what impact a prolonged trading halt will have on the holders of our ADSs and whether the halt will be lifted or the NYSE will decide to delist our ADSs.
On April 16, 2022, the President of the Russian Federation signed the law requiring Russian companies to terminate their depositary programs related to depositary receipts representing shares of such companies, unless the competent Russian authorities decide, based on the company’s application, to continue circulation outside of Russia of the Russian company’s shares. The termination of our depositary programs would result in the delisting of our ADSs from the NYSE. The mechanics and timing relating to how this process will be realized remains uncertain. Recipients of the underlying shares may also be subject to restrictions on holding these (either as a matter of applicable law or their own policies). Pursuant to this law, shares represented by ADSs will not have voting rights and no dividends will be paid on them, but these unpaid dividends can be claimed by ADS holders after the conversion of ADSs into local shares (but no later than three years after the date of the decision on their payment). The underlying shares represented by our ADSs would continue to be listed on Moscow Exchange.
The suspension of trading, termination of our depositary programs and potential delisting of our ADSs could have an adverse effect on the liquidity and the market price of our shares and ADSs. See also “— Risks Relating to the Russian Federation — Geopolitical disagreements between Russia and Ukraine and sanctions imposed as a result thereof could adversely affect our business, financial condition and results of operations” and “— Risks Relating to the Russian Federation — Sanctions imposed by the United States and the European Union and other countries, as well as other politically related disagreements and allegations between Russia and other countries, may have a material adverse effect on our business, liquidity and financial condition, as well as the trading market for and value of our shares and ADSs.”
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

•	investor perception of us as a company;

•	actual or anticipated fluctuations in our revenues or operating results;

•	announcement of intended acquisitions, disposals or financings, or speculation about such acquisitions, disposals or financings;

•	changes in our dividend policy, which could result from changes in our cash flow and capital position;

•	sales of blocks of our common shares, common ADSs, preferred shares or preferred ADSs by significant shareholders;

•	terms and timing of any refinancing or restructuring of our indebtedness;

•	actual or potential litigation involving us;

•	changes in financial estimates and recommendations by securities research analysts;

•	fluctuations in Russian and international capital markets, including those due to events in other emerging markets and the ongoing impact of the COVID-19 pandemic;

•	the performance of other companies operating in similar industries;

•	regulatory developments in the markets where we operate, especially Russia and the European Union;

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

Furthermore, the payment of dividends by our subsidiaries and/or our ability to repatriate such dividends may, in certain instances, be subject to taxes, statutory restrictions, retained earnings criteria, and covenants in our subsidiaries’ financing arrangements and are contingent upon the earnings and cash flow of those subsidiaries. See note 22 to the consolidated financial statements. In addition, our loan agreements contain restrictions on the payment of dividends on our common and preferred shares. See “Item 8. Financial Information — Dividend Distribution Policy.”
Moreover, some of our subsidiaries, such as Southern Kuzbass Coal Company, Chelyabinsk Metallurgical Plant and Urals Stampings Plant, are public companies with minority shareholders. The latter may not be supportive of intra-group funds transfers. For instance, in 2021 a minority shareholder of Kuzbass Power Sales Company initiated multiple legal proceedings (which remain ongoing as of the date of this Annual Report on Form
20-F)
to invalidate intra-group loans granted by Kuzbass Power Sales Company to Mechel Energo, Southern Kuzbass Power Plant and Zoneline Limited (“
Zoneline
”) in the aggregate amount of RUB 5.9 billion. See “Item 8. Financial Information — Litigation — Debt litigation.” Opposition of minority shareholders may in certain circumstances limit our ability to transfer funds within our group. If we are unable to receive sufficient funds from our subsidiaries or become subject to claims from minority shareholders, this may adversely affect our business, financial condition and results of operations, as well as our ability to pay dividends.
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
ADS holders have no direct voting rights with respect to the shares represented by the ADSs. They can only exercise voting rights with respect to the shares represented by ADSs in accordance with the provisions of the deposit agreements relating to the ADSs and relevant requirements of Russian law. Therefore, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps which are involved. Our charter requires us to notify shareholders not less than 30 days prior to the date of any meeting of shareholders and at least 50 days prior to the date of an extraordinary meeting to elect our board of directors. Within specified time limits, a notice of the general shareholders’ meeting shall be published on our website
www.mechel.ru
. It also may be brought to the attention of persons entitled to participate in the general shareholders’ meeting and registered in the register of shareholders by other means, including by
e-mails,
text messages sent on the mobile phones, post or delivery to each of the above persons against signature or via publishing in the newspaper
Rossiyskaya Gazeta
. As an additional way of notification, other mass media (television, radio) can be used. Our common shareholders, as well as our preferred shareholders in cases when they have voting rights, are able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.
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
Dividends on the shares represented by the ADSs are paid to the depositary in rubles. Such dividends are converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the fees and expenses incurred by the depositary, together with taxes withheld and any other governmental charges. The ability to convert rubles into U.S. dollars is subject to the currency markets and applicable regulations. Although there is an active market for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter
and currency futures markets, the functioning of this market in the future is not guaranteed and, in particular may be negatively impacted by any future imposition of exchange controls imposed by the Russian authorities in an effort to stabilize the value of the ruble.
Pursuant to the Decree of the President of the Russian Federation No. 95 dated March 5, 2022 a special procedure is established for the fulfillment by residents (debtors) of their obligations in excess of RUB 10 million (or equivalent of this amount in foreign currency) per month on credits, loans and financial instruments

(including payment of bond coupons and dividends) to foreign persons (creditors). These obligations are fulfilled by the debtor with the permission of the CBR (for credit institutions), the Ministry of Finance of the Russian Federation (for other debtors) or in rubles through special “Type S” blocked accounts. The owners of such blocked accounts will need to obtain permits from the CBR or the Ministry of Finance to make transfers to their unrestricted accounts. In addition, the CBR is authorized to set limits on the amount of funds for transfers by non-residents
from their accounts opened in the Russian Federation, as well as for the purchase by non-residents
of foreign currency in the foreign exchange market of the Russian Federation. Furthermore, a ban on transfers by non-resident
individuals and legal entities from states that have imposed restrictive measures against Russia (with certain exceptions) of funds held on their accounts opened in Russia to any accounts opened outside of Russia was introduced from April 1, 2022 to September 30, 2022. As a result, holders of our ADSs may be limited in their ability to receive dividends. These developments could have a material adverse effect on the liquidity and the value of our ADSs.
ADS holders may not be able to benefit from the United States-Russia income tax treaty.
Under Russian tax legislation, dividends paid to a
non-resident
holder of shares of a Russian company generally will be subject to a 15% withholding tax. This tax rate may potentially be reduced to 10% or 5% for U.S. holders of the shares that are companies and to 10% for U.S. holders of the shares that are individuals under the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the “
United States-Russia income tax treaty
”), provided a number of conditions are satisfied. Pursuant to existing Russian tax legislation, the reduced tax rate of 5% established in accordance with certain provisions of the United States-Russia income tax treaty does not apply on dividend payments under ADSs. The general rate of 10% which is established by the treaty and does not account for benefits applies, subject to the submission of certain information to the tax agent. If such information has not been submitted to the tax agent in the prescribed manner and in a certain period of time, a tax rate of 30% is applied. Thus, the tax agent may be obliged to withhold tax at higher non-treaty
rates when paying out dividends, and U.S. ADS holders may be unable to benefit from the United States-Russia income tax treaty. ADS holders may apply for a refund of a portion of the tax withheld under an applicable tax treaty, however, this process may be time-consuming and no assurance can be given that the Russian tax authorities will grant a refund. See “Item 10. Additional Information — Taxation — Russian Income and Withholding Tax Considerations” for additional information.
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
We may offer additional shares and ADSs in the future, and these and other sales may adversely affect the market price of the shares and ADSs.
It is possible that we may decide to offer additional shares and ADSs through one or more public offerings or broker trades in the future, including shares held by our principal shareholders. Additional offerings or sales of shares and ADSs by us, or the public perception that such offerings or sales may occur, could have an adverse effect on the market price of our shares and ADSs.
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
Geopolitical disagreements between Russia and Ukraine and sanctions imposed as a result thereof could adversely affect our business, financial condition and results of operations.
As a result of the ongoing geopolitical conflict in Ukraine that started on February 24, 2022, the United States, the European Union, the United Kingdom, Canada, Switzerland, Japan and other countries have imposed sanctions, including, among others, the agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (“
SWIFT
”) payment system, which can significantly hinder the ability to transfer funds in and out of Russia. It is hard to predict the full impact of such sanctions on our operations, the global economy in general or certain sectors thereof.
Several countries introduced economic sanctions, which, among others, include export controls measures and trade embargos concerning Russia. In particular, the United States banned export to Russia of dual-use
goods and goods and technology used in the oil and gas sectors. Similarly, recent sanctions imposed by the European Union banned the export of goods and technologies that may be used by the Russian energy sector, including companies operating in the coal industry. Introduction of these export restrictions may have a material adverse effect on our ability to acquire new technologies and property, plant and equipment, including for the purposes of replacement of our depleted assets, which in turn may adversely affect our ability to operate efficiently, our business, prospects, financial condition and results of operations.
The European Union introduced new sanctions that prohibit import from Russia of coal, steel and related products. The scope of the European Union embargo also covers transportation services, as well as direct or indirect financing, brokering and other assistance, which can no longer be provided to Russian iron producers and steelmakers. The EU ban on imports of steel products and coal may affect our revenues. Introduction of this embargo, as well as any further changes in the sanctions regime or imposition of new sanctions could have a material adverse effect on our business, prospects, financial condition and results of operations.
Governments of several countries are also considering revoking Russia’s “most favored nation” status under the rules of the World Trade Organization. So far the status of most favored nation allowed Russian producers, such as Mechel, to enjoy a number of trade advantages, including low import tariffs and large import quotas in the relevant markets. Should the situation change, we may be required to pay additional import tariffs and our access to export markets and our customers in these markets may be otherwise limited. Russia’s loss of “most favored nation” status, as well as changes to applicable sanctions, embargo laws and international trade rules, can have a material adverse effect on our business, prospects, financial condition and results of operations.
In addition, the U.S., the EU, the United Kingdom and other countries have imposed a number of sanctions relating to Russia and Russian parties, including: (i) sanctions that block the property of certain Russian entities and individuals, including a number of financial institutions; (ii) sanctions that prohibit certain debt and/or equity or other transactions; (iii) restrictions on transactions with certain Russian financial authorities; and (iv) territorial sanctions.
On February 28, 2022, the CBR and Russian Government introduced certain measures to address capital outflow from Russia and to support Russian ruble and securities market, including the suspension of transfers of securities from accounts held by
non-residents,
the prohibition of transfers of funds by Russian residents to their accounts outside of Russia and the mandatory conversion by Russian exporters of 80% of export receivables denominated in foreign currency into Russian rubles. Furthermore, transactions for the provision of credits and loans to foreign persons, as well as transactions that concern the ownership title to securities are subject to restrictions. Such transactions may be carried out subject to permits issued by the Government Commission for Control Over Foreign Investments in the Russian Federation.
Additional and more strict sanctions by various countries and organizations against officials, individuals, regions, and industries in Russia, and response to such sanctions, could adversely affect the global economy and financial markets and could adversely affect our business, financial condition and results of operations. The degree of such impact on our operations is difficult to predict, particularly if new sanctions are imposed.
We are actively monitoring the situation and assessing its impact on our business. We have no way to predict the duration or outcome of the geopolitical conflict. The extent and duration of the conflict, sanctions and counter-sanctions (see also “— Risks Relating to the Russian Federation — Sanctions imposed by the United States and the European Union and other countries, as well as other politically related disagreements and allegations between Russia and other countries, may have a material adverse effect on our business, liquidity and financial condition, as well as the trading market for and value of our shares and ADSs” and “— Risks Relating to Our Shares and ADSs and the Trading Market — The suspension of trading and potential delisting of our ADSs could adversely affect the liquidity and the market price of our shares and ADSs”) and resulting market disruptions could be substantial. Any of the abovementioned factors, individually or in the aggregate, could affect our business, prospects, financial condition and results of operations, and may also magnify the impact of other risks described in this Annual Report on Form
20-F.
Sanctions imposed by the United States and the European Union and other countries, as well as other politically related disagreements and allegations between Russia and other countries, may have a material adverse effect on our business, liquidity and financial condition, as well as the trading market for and value of our shares and ADSs.
The United States and the European Union (as well as certain other countries) have imposed sanctions and export control restrictions on certain Russian individuals and entities. In particular, the United States and the European Union have imposed (i) sanctions that block the property of certain designated businesses, legal entities and individuals and restrict travel (“
Blocking Sanctions
”), (ii) sectoral sanctions that prohibit certain types of transactions with companies operating in the Russian energy, financial and defense sectors, including limitations on provision of debt and/or equity financing (“
Sectoral Sanctions
”), and (iii) territorial sanctions restricting investment in and trade with Crimea which, subject to some exemptions, prohibit virtually all investments into, imports from, and exports to, the territory of Crimea, aiming at severely restraining any U.S. or
EU-related
business contacts with this territory.
Tensions in relations between Russia and the U.S., the EU, the United Kingdom and other countries could result in adoption and implementation of new sanctions, which could have a material adverse effect on the Russian economy and on our business, results of operations, financial condition and prospects.
We have business relations with certain Russian persons and their controlled entities that are identified as targets of U.S. and EU sanctions, including certain banks. To the extent that we engage in transactions with any relevant sanctions-designated persons, U.S. sanctions could have potential adverse effects on such transactions. Moreover, we could be limited in sources of financing for such dealings and/or be subject to related scrutiny by relevant authorities.
Investors in our shares or ADSs may be restricted in their ability to sell, transfer or otherwise deal in or receive distributions with respect to our shares or ADSs, because either the investor or (in the case of ADSs) the depositary is subject to the jurisdiction of an applicable sanctions regime, which could make such shares or ADSs partially or completely illiquid and have a material adverse effect on their market value. Any of the aforementioned could reduce the trading market for the ADSs or may otherwise materially impact the value of the ADSs. For more information, see “Item 3. Key Information — Risk Factors — Risks Relating to Our Shares and ADSs and the Trading Market.”
Economic risks
Economic instability in Russia could adversely affect our business and the value of our shares and ADSs.
The Russian economy has been subject to abrupt downturns in the past. However, since 2000, it experienced positive trends, such as annual increases in the gross domestic product (“
GDP
”), a relatively stable ruble, strong domestic demand, rising real wages and reduced rates of inflation. Nevertheless, the positive trends were interrupted by the global financial crisis in late 2008, which led to a substantial decrease in the growth rate of GDP, ruble depreciation and a decline in domestic demand. The Russian Government took certain anti-crisis measures using the “stabilization fund” and hard currency reserves in order to soften the impact of the economic crisis on the Russian economy and support the value of the ruble. The emerging market economies, including Russia, began to experience a new economic slowdown in 2013, which together with political and other disturbances in emerging markets have introduced additional uncertainty in the overall outlook for growth of the global economy. According to Rosstat, the Russian economy recorded GDP growth of 2.0% in 2019 and decline of 3.1% in 2020. In 2021, Russian GDP increased by 4.7%. The deterioration of the Russian economy in recent years resulted from an array of factors, including the
COVID-19
pandemic, the impact of the ongoing geopolitical conflict in Ukraine, international sanctions imposed on Russian companies and individuals, substantial depreciation of the ruble against major world currencies and the precipitous drop in oil prices. See “— Geopolitical disagreements between Russia and Ukraine and sanctions imposed as a result thereof could adversely affect our business, financial condition and results of operations.” Any economic instability in Russia could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.
The Russian banking system is still developing, and another banking crisis or international sanctions could place severe liquidity constraints on our business.
A substantial portion of our loans are from Russian banks, including state-owned banks, who in recent years have extended the maturity of our loans, waived breaches of restrictive covenants and reset the financial covenants to give us more flexibility to operate our business. Such banks may not exhibit the same degree of flexibility with respect to our financings as they had in the past due to the imposition of international sanctions against them. Moreover, we rely on the Russian banking system to complete various day-to-day
fund transfers and other actions required to conduct our business with customers, suppliers, lenders and other counterparties.
It is difficult to predict the impact of sanctions on the Russian banking sector. See “— Risks Relating to the Russian Federation — Sanctions imposed by the United States and the European Union and other countries, as well as other politically related disagreements and allegations between Russia and other countries, may have a material adverse effect on our business, liquidity and financial condition, as well as the trading market for and value of our shares and ADSs.”
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
In the past, the slowdown in growth of the global economy and deterioration of global economic indicators in certain periods followed by decline in demand, social and political instability in some Middle Eastern countries, as well as the dramatic fall in oil prices and other negative developments in various countries have resulted in increased volatility in the capital markets in many countries, including Russia. As has happened in the past, financial problems in emerging market economies or an increase in the perceived risks associated with investing in emerging market economies could dampen foreign investment in Russia, and Russian businesses could face severe liquidity constraints, further materially adversely affecting the Russian economy. In addition, because Russia produces and exports large amounts of oil, the Russian economy is especially vulnerable to the price of oil on the world market, and a decline in the price of oil or international sanctions against the Russian oil industry could slow or disrupt the Russian economy or weaken the value of the ruble against foreign currencies. In particular, the Brent Crude oil price suffered a significant decrease during 2014 and 2015. The commodity’s price declined from $112.36 per barrel on June 30, 2014 to $37.28 per barrel on December 31, 2015. Between 2017 and 2021, the Brent Crude oil price continued to be volatile with $66.87 per barrel on December 29, 2017, $53.80 per barrel on December 31, 2018, $66.00 per barrel on December 31, 2019, $51.80 per barrel on December 31, 2020 and $77.78 per barrel on December 31, 2021. Russia is also one of the world’s largest producers and exporters of metal products and its economy is vulnerable to fluctuations in world commodity prices and the imposition of international sanctions, tariffs and/or antidumping measures by any of its principal export markets. See “— Geopolitical disagreements between Russia and Ukraine and sanctions imposed as a result thereof could adversely affect our business, financial condition and results of operations.”
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
Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the European Union on January 31, 2020 and entered into a transition period during which it continued complex negotiations with the European Union relating to the future trading relationship between the parties. This transition period ended on January 1, 2021, with the United Kingdom withdrawing from the European Union. The Trade and Cooperation Agreement between the United Kingdom and the European Union setting out preferential arrangements in areas such as trade in goods and services, digital trade, intellectual property, public procurement, aviation and road transport, energy, fisheries, social security coordination, law enforcement and judicial cooperation in criminal matters, thematic cooperation and participation in mutual programs entered into force on May 1, 2021.

In addition, the Chinese government’s unpredictable regulation of coal imports, including the implementation of stringent port restrictions, the rise of import duties, the setting of import quotas and the ban on coal imports, may adversely impact our results of operations. In October 2020, China imposed a ban on coal imports from Australia. China’s ban on Australian metallurgical coal imports has drastically expanded the premium paid for domestic metallurgical coal and non-Australian
imports, compared to the benchmark hard coking coal price. During 2021, coal import was constrained due to COVID cases in Mongolia, heavy rains in Indonesia, logistics constrain in South Africa and Russia. Despite domestic raw coal production in China increased by 7% month to month in August and has continued to increase in September, it has not been enough to meet demand from buyers looking to restock ahead of the winter months, according to CRU. Insufficiency of coal supplies forced government to restrict power supply to energy-intensive industries. To solve the energy crisis, the National Development and Reform Commission (NDRC) called a meeting with China National Coal Association and some key coal enterprises to formulate specific policies and measures to stop coal companies from profiteering and to protect the long-term stability of coal prices in a reasonable range. To ease the situation with coking coal supply, ports started to release Australian coal stranded after its informal ban in October 2020, according to Sxcoal. Steam coal price caps were actively applied since October together with boosted production on coal mines that lead to a significant price drop. According to the General Administration of Customs of China, China’s coal imports in 2021 increased by 6% compared to 2020. Chinese authorities may further apply price caps for coal, which may result in lower margin for coal producers and importers compared to 2021, according to CRU.
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
In addition, a deterioration in macroeconomic conditions could require us to reassess the value of goodwill on certain of our assets, recorded as the difference between the fair value of the net assets of business acquired and its purchase price. This goodwill is subject to impairment tests on an annual basis. The weakening macroeconomic conditions in the countries in which we operate and/or a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to write down the value of the goodwill or portion of such value. See note 16 to the consolidated financial statements.
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
In January 2020, a series of political reforms were proposed purporting to reallocate powers and responsibilities among the Russian governmental authorities, including those of the Russian Parliament and the Government. In addition, further amendments were proposed in March 2020, under which the previous and current Presidents of Russia are allowed to participate in presidential elections for two additional terms following the amendment of the Constitution. In July 2020, following a public vote, the changes to the Russian Constitution necessary to implement proposed political reforms were enacted, however, further reforms would have to be administered and other laws would be necessary for the political decisions to become fully effective. See also

“— Geopolitical disagreements between Russia and Ukraine and sanctions imposed as a result thereof could adversely affect our business, financial condition and results of operations.”
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
Currently, the Russian labor market suffers from a general shortage of skilled and trained workers, and we compete with other Russian companies to hire and retain such workers. In Russia, the working age population has declined due to a relatively low birth rate from the end of the 1980s through the early 1990s. In 2021, Rosstat estimated Russia’s population at 146.2 million, a decline of 2.3 million from 1992.
Despite implementation of certain measures to support the birth rate, the population in 2021 decreased by 0.5 million compared to 2020. The Ministry of Economic Development of the Russian Federation predicts another decrease in Russia’s population in 2022, which is provoked by worsening economic situation and negative consequences of the
COVID-19
pandemic. A shortage of skilled Russian labor could materially adversely affect our business, financial condition, results of operations and prospects.
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
Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal non-compliance
with certain requirements during formation, reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance
with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. For example, under Russian corporate law, if a Russian company’s net assets calculated on the basis of the Russian accounting standards at the end of its third or any subsequent financial year, fall below its share capital, the company must decrease its share capital to the level of its net assets value or initiate a voluntary liquidation. In addition, if a Russian company’s net assets calculated on the basis of the Russian accounting standards at the end of its second or any subsequent financial year, fall below the minimum share capital required by law, the company must initiate voluntary liquidation not later than six months after the end of such financial year. If the company fails to comply with either of the requirements stated above within the prescribed time limits, the company’s creditors may accelerate their claims and demand reimbursement of applicable damages, and governmental authorities may seek involuntary liquidation of the company. Currently, we have the following significant subsidiaries with negative net assets in accordance with the Russian accounting standards: Kaslinsky Architectural Art Casting Plant, Port Kambarka, Southern Kuzbass Coal Company, Izhstal, Vyartsilya Metal Products Plant and Southern Kuzbass Power Plant.
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
Generally, Russian companies are subject to numerous taxes. These taxes include, among others:

•	income tax;

•	value-added tax (“ VAT ”);

•	mineral extraction tax;

•	excise tax; and

•	property and land taxes.
Laws related to these taxes have been in force for a short period relative to tax laws in more developed market economies and few precedents with regard to the interpretation of these laws have been established. Global tax reforms commenced in 1999 with the introduction of Part One of the Tax Code of the Russian Federation, as amended (the “
Russian Tax Code
”), which sets general taxation guidelines.
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
and Development (“
OECD
”), which signed the convention, as well as for assistance in the collection of taxes on their territories. Furthermore, starting from June 30, 2014, the Federal Law
No. 173-FZ
entered into force, which regulates the procedure of interaction of financial market entities with foreign tax authorities, primarily within the bounds of the U.S. law Foreign Account Tax Compliance Act (“
FATCA
”).
In 2021, the amendments to the Tax Code establishing the excise tax on liquid steel were adopted. According to the amendments, the excise tax rate for steel smelted in converters depends on the average monthly export price of slab sold from southern Russian ports on
FOB-basis
and is adjusted by a rent share coefficient of 2.7% with effect from January 1, 2022. The tax will not be applied should the price of slab fall below $300 per tonne. Unlike steel smelted in converters, the calculation of the excise tax rate for liquid steel smelted in open-hearth and/or electric steel furnaces takes into account the market value of raw materials (steel scrap) and the existence of additional costs due to the properties of steel produced, its chemical composition. The excise tax rate for electrometallurgical enterprises cannot be lower than zero and cannot exceed RUB 1,000 per tonne. Excise tax exemption will be granted to producers of liquid steel smelted in open-hearth and/or electric steel furnaces, which (i) produce less than 1,000 tonnes of steel per month, (ii) are operating in the heavy engineering, defense, electronics and radio-electronics, and shipbuilding sectors, and (iii) produce less than 300,000 tonnes of special steel per year.
On November 16, 2011, the Russian President signed the Law on Amendment of Part One and Part Two of the Tax Code of the Russian Federation in Connection with the Formation of a Consolidated Group of Taxpayers. The main provisions of the law came into force on January 1, 2012. The law provides for formation of a consolidated group of taxpayers for the purposes of income tax calculation and payment on the basis of the combined business performance of the members of such group. However, the law sets forth a number of requirements for the formation of a consolidated group of taxpayers. Starting from 2013, 16 companies of our group have formed a consolidated group of taxpayers, with Mechel being a responsible party. The formation of the consolidated group of taxpayers allowed us to determine the taxable income with inclusion of profit and loss of all the companies included in the consolidated group of taxpayers and to pay income tax from total aggregate income under the consolidated group of taxpayers, starting from January 1, 2013. In 2014, there have been some changes in the composition of the consolidated group of taxpayers as a result the number of members has increased to 20 companies. Under current Russian tax legislation, the consolidated tax base does not include any profit received from controlled foreign companies by a member of the consolidated group of taxpayers (such member being the controlling entity of such controlled foreign companies and the responsible party for paying income tax in respect of the profits of controlled foreign companies irrespective of the income tax of the consolidated group of taxpayers).
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
In 2017, due to changes in Russian tax legislation, the order of utilization of tax loss accumulated by Russian companies, including companies within the consolidated group of taxpayers significantly changed. Such changes have led to an increase in the Mechel’s tax burden. During the period from 2017 to 2021, the amount of recognized loss for previous tax periods cannot exceed 50% of the tax base of the current period. This limitation will continue to apply in 2022, which will not allow recognizing accumulated losses in full. At the same time, the previously existing
10-year
limit on the transfer of losses was cancelled.

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
Changes in tax law relating to multinational corporations could adversely affect our tax position.
The OECD, with the support of the G20, initiated the base erosion and profit shifting (“
BEPS
”) project in 2013 in response to concerns that changes were needed to international tax laws. In November 2015, the G20 finance ministers adopted final BEPS reports designed to prevent, among other things, the artificial shifting of income to low-tax
jurisdictions, and legislation to adopt and implement the standards set forth in such reports has been enacted or is currently under consideration in a number of jurisdictions. In May 2019, the OECD published a “Programme of Work,” which was divided into two pillars. Pillar One focused on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two, among other things, introduced a global minimum tax. More recently, in October 2021, 137 member jurisdictions of the G20/OECD Inclusive Framework on BEPS (including Russia) joined the “Statement on a
Two-Pillar
Solution to Address the Tax Challenges Arising from the Digitalisation of the Economy” which sets forth the key terms of such two-pillar
solution, including a reallocation of taxing rights among market jurisdictions under Pillar One and a global minimum effective tax rate of 15% under Pillar Two. As this framework is subject to further negotiation, final approval by the G20, and implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations are uncertain. These changes, when enacted, by various countries in which we do business may increase our taxes in these countries. The foregoing tax changes and other possible future tax changes may have an adverse impact on us.
Ability to fully utilize our recognized deferred tax assets within the consolidated group of taxpayers depends on the group’s profitability and future cash flows.
As of December 31, 2021, we had RUB 4,989 million recorded as deferred tax assets on the consolidated statement of financial position primarily due to the expectation of future profits of the consolidated group of taxpayers. The deferred tax assets can be utilized only if, and only to the extent that, we generate adequate levels of taxable income in future periods to offset the tax loss carry forwards and reverse the temporary differences prior to expiration.
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
Differences in interpretation of transfer pricing rules in the jurisdictions in which we operate, as well as the lack of developed law enforcement practice with regard to Russian transfer pricing rules expose our business to the risk of significant additional liabilities.
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
In Russia, established practice in applying the rules has only started to develop and in most cases decisions are being pronounced not in favor of taxpayers, therefore we cannot predict what effect the transfer pricing rules will have on our business. If the tax authorities of Russia or other countries impose significant additional tax assessments as a result of changes in transfer pricing regulation and we are unable to successfully challenge them in court or make adjustments provided by these rules, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

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
Report (“
CbC Report
”). These reporting requirements were incorporated into the legislation of many countries of our presence and apply to all periods starting from 2017.
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
Our group is subject to limitations imposed by Russian legislation that restricts the rights of foreign entities to invest in certain Russian companies and in the subsoil sector under the Strategic Investment Laws of the Russian Federation, including the Federal Law “On the Procedure for Foreign Investment in Companies with Strategic Impact on the National Defense and Security of the Russian Federation” (the “
Strategic Industries Law
”). As at the date hereof, our subsidiaries Southern Urals Nickel Plant, which holds the subsoil license on land plots with nickel and cobalt ore deposits, Urals Stampings Plant and Port Posiet which are included in the register of natural monopolies and our subsidiaries Yakutugol and Vzryvprom which hold licenses to carry out activities related to the handling of industrial explosives are considered Strategic Companies.
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
The main law governing the title to land is the Land Code of the Russian Federation introduced by the Federal Law “On Introduction of the Land Code,” dated October 25, 2001, as amended (the “
Land Code
”), which establishes the principles of land legislation and determines relations governed by land legislation.
In recent years, the Land Code and a number of other legislative acts regulating the land use have been significantly amended in part concerning the procedure for allotment of land plots by public authorities to citizens and legal entities. Law enforcement practice, taking into account changes in the applicable legislation, is currently under development; therefore, risks associated with uncertainty of regulatory aspects of the allotment of land plots by public authorities exist.
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
Item 4.
 Information on the Company
Overview
We are a vertically integrated group with revenues of RUB 402,074 million in 2021, RUB 265,454 million in 2020 and RUB 287,153 million in 2019, with operations organized into three industrial segments: mining, steel and power, each of which has a management company that performs the functions of respective executive management bodies of the companies within the segment, as described below. For information on our key subsidiaries, see “Item 5. Operating and Financial Review and Prospects — Business Structure.”
Our group includes a number of logistical and marketing companies that help us to deliver and market our products. We have freight seaports in Russia on the Sea of Japan (Port Posiet) and on the Sea of Azov (Port Temryuk), as well as a freight river port on the Kama River, a tributary of the Volga River in central Russia (Port Kambarka). We also have freight forwarding companies, which manage rail and motor transportation of our products in Russia and abroad.
We have a network of overseas subsidiaries, branches, warehouses, service centers and agents to market our products internationally, and we have a Russian domestic steel retail and service subsidiary with regional offices in 39 cities throughout Russia.
Mechel PAO is a public joint-stock company incorporated under the laws of the Russian Federation. From the date of our incorporation on March 19, 2003 until July 19, 2005, our corporate name was Mechel Steel Group

OAO. We conduct our business through a number of subsidiaries. We are registered with the Federal Tax Service of the Russian Federation under the main state registration number (OGRN) 1037703012896. Our principal executive offices are located at Krasnoarmeyskaya Street 1, Moscow 125167, Russian Federation. Our telephone number is +7 495 221 8888. Our Internet addresses are
www.mechel.com
and
www.mechel.ru
. Information posted on our website is not a part of this document. We have appointed CT Corporation System, located at 28 Liberty Street, New York, New York 10005, as our authorized agent upon which process may be served for any suit or proceeding arising out of or relating to our shares, ADSs or the deposit agreements.
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

Competitive Strengths
Our main competitive strengths are the following:
Strong positions in key businesses
We are the fourth largest coking coal producer and the fourth largest coking coal concentrate exporter by volume in Russia.
In 2021, we were the fourth largest coking coal producer in Russia, with a 6.9% share of total coking coal production by volume, according to the Central Dispatching Department of Fuel and Energy Complex (the “
Central Dispatching Department
”), a Russian information agency reporting on the fuel and energy industry. In 2021, our export sales of coking coal concentrate were the fourth largest by volume among Russian companies, according to MMI and our estimates.
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
By production volume we are Russia’s fourth largest producer of long steel products and Russia’s second largest producer of wire products.
According to Metal Expert, a source for global steel and raw materials market news and analytics, in 2021 by production volume we were Russia’s fourth largest producer of long steel products (excluding square billets), fourth largest producer of reinforcement bars (rebar) and second largest producer of wire rod. Our long steel products business has particularly benefited from the increased infrastructure and construction activity in Russia. Our share of Russia’s total production volume of rebar in 2021 was 10.6%, according to Metal Expert. According to Metal Expert and Chermet, a Russian ferrous metals industry association (“
Chermet
”), we are Russia’s fourth largest producer of special steel by production volume, accounting for 7.5% of Russia’s total special steel output in 2021. Our product range in special steel is broader and more comprehensive than other Russian producers, giving us an added advantage in our markets. According to Metal Expert, we are Russia’s second largest producer of wire products by production volume, accounting for 16.5% of Russia’s total wire products output in 2021.
High degree of vertical integration
Our steel segment is able to source most of its raw materials from our group companies, which provides a hedge against supply interruptions and market volatility.
We believe that our internal supplies of coke, iron ore concentrate and ferrosilicon give us advantages over other steel producers, such as higher stability of operations, better quality control of end products, reduced production costs, improved flexibility and planning latitude in the production of our steel and value-added steel products and the ability to respond quickly to market demands and cycles. In 2021, we were fully self-sufficient with respect to coke and ferrosilicon; we were approximately 41% self-sufficient with respect to iron ore concentrate; and we satisfied approximately 26% of our electricity needs internally. We believe that the level of our self-sufficiency in raw materials gives our steel business a competitive advantage.
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
We own two seaports and a river port and we have our rail rolling stock. Port Posiet in the Russian Far East, on the Sea of Japan, gives us easy access to the Asia-Pacific seaborne market and provides a delivery terminal for the coal mined by our subsidiaries Yakutugol and Southern Kuzbass Coal Company. We are in the process of the Port Posiet’s modernization, which will enable us to expand the cargo-handling capacity of the port up to 9.0 million tonnes per annum. Port Temryuk on the Sea of Azov, an inlet of the Black Sea basin, is primarily used for coal and metal transshipment and provides us access to the emerging market economies of the Black Sea and Mediterranean basins. Port Kambarka on the Kama River in the Republic of Udmurtia (a Russian administrative region also known as Udmurtia) is connected to the Volga River basin and the Caspian Sea, by canal to the Don River and the Sea of Azov, as well as by the Volga-Baltic Route to the Baltic Sea. As of December 31, 2021, our subsidiary Mecheltrans owned and leased 10,946 railcars that we use to ship our products.
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
Russia is our core steel market and we have significant domestic market shares in main types of carbon and special steel long products. We believe we have established a strong reputation and brand image for Mechel within Russia, just as we have with our international customers. The location of a number of our core steel segment assets in the southern Urals positions us advantageously, from a geographical and logistical perspective, to serve the areas in the west of the Urals as this region is a large consumer of long steel products in Russia, according to Metal Expert. The construction industry has been a major source of our revenue and we have captured a large portion of the market. According to Metal Expert, our share of Russia’s total production volume of rebar in 2021 was 10.6%.
Established distribution and sales platform
Our sales and distribution activities in relation to exports of mining products are conducted by our Swiss subsidiary Mechel Carbon. Mechel Carbon is customer oriented and experienced in the trade of metallurgical coals, steam coal, coke and chemical products. Mechel Carbon sales accounted for 75.2% of our mining segment sales and 20.7% of our total sales in 2021.

We also have a distribution network consisting of Mechel Service and Mechel Service Global which conduct sales of our steel products in Russia, the CIS and Europe. Through our distribution network in Russia and the CIS we sell a whole range of steel products manufactured by our plants. In case of sales to the European Union, we focus on sales of high value-added products, primarily rolled steel products, forgings and structural shapes produced by our Urals plants, through Mechel Service Belgium. Our companies in Germany, Austria and the Czech Republic provide customers with a wide range of services for metal processing. Mechel Service and Mechel Service Global sales accounted for 67.4% of our steel segment sales and 44.0% of our total sales in 2021.
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
In the steel segment, we plan to focus on the Russian rail, engineering and construction markets. The launch of the universal rail and structural rolling mill at Chelyabinsk Metallurgical Plant allowed us to widen our portfolio of high value-added products such as structural shapes and rails, as well as significantly improve our competitive advantage as a full product range supplier to the construction sector and as an important supplier to Russian Railways. The existing certificates of conformity allow free circulation of rail products imported into the territory of the Customs Union. The increase in sales volume of the universal rolling mill products will occur along with the development and certification of new types of products and will enable us to realize the import substitution strategy. We intend to increase our group’s output and improve the quality of high value-added metal products in order to retain our leadership in special and stainless steels and wire products in Russia.
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
Mining Segment
Certain information that follows relating to our mineral extraction and mining operations is based on the reports titled “SEC
S-K 1300
Technical Report Summary of the Yakutugol Coal Mining Assets of Mechel PAO, Yakutia, Russia,” “SEC
S-K 1300
Technical Report Summary of the Southern Kuzbass Coal Mining Assets of Mechel PAO, Kuzbass, Russia,” “SEC
S-K 1300
Technical Report Summary of the Korshunovsky Iron Ore Mining Assets of Mechel PAO, Irkutsk, Russia” and “SEC
S-K 1300
Technical Report Summary of the Sivaglinskoye Field Exploration Iron Ore Project of Mechel PAO, Yakutia, Russia” with an effective date of July 1, 2021 (the “
Technical Report Summaries
”) and prepared for us by our qualified person, Phoenix Mining Consultants Ltd. (“
PMC
”). PMC has approved and verified the scientific and technical information in the Technical Report Summaries and reproduced in this Annual Report on
Form 20-F.
Portions of the following information are based upon assumptions, qualifications and procedures that are not fully described herein. See “Cautionary Note Regarding Reserve and Mineral Resource Disclosure.” Reference should be made to the full text of the Technical Report Summaries, which are included as exhibits to this Annual Report on
Form 20-F.

Our mining segment produces coking coal and other types of metallurgical coal (anthracite and PCI), steam coal, middlings, coking coal and steam coal concentrates, as well as coke and chemical products, iron ore and iron ore concentrate. Our mining segment also includes certain transportation and logistics facilities and engineering operations. Our coal operations consist of Southern Kuzbass Coal Company and Yakutugol, which together produced 7.1 million tonnes of raw coking coal, 2.6 million tonnes of raw steam coal and 1.7 million tonnes of raw anthracite in 2021. Our coke operations consist of Moscow Coke and Gas Plant and Mechel Coke, which together produced 2.9 million tonnes of coke in 2021. Our iron ore operations consist of Korshunov Mining Plant which produced 5.9 million tonnes of iron ore and 1.4 million tonnes of iron ore concentrate in 2021.
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
Iron ore concentrate.
 From our Korshunov Mining Plant, we offer iron ore concentrate with a standard iron content of 62%. Additionally, Yakutugol holds subsoil licenses for three iron ore deposits located in Yakutia. These deposits contain high-quality iron ore, which will allow production of iron ore concentrate with
62-65%
iron content. Part of the rich ores of the Sivaglinskoye deposit can be used in metallurgical production without beneficiation.
Mining process
Coal.
 At our Russian mines, coal is mined using open pit or underground mining methods. Following a drilling and blasting stage, a combination of shovels and draglines are used for moving coal and waste at our open pit mines. Production at the underground mines is predominantly from longwall mining, a form of underground coal mining where a long wall of coal in a seam is mined in a single slice. After mining, depending upon the amount of impurities in the coal, the coal is processed in a washing plant, where it is crushed and impurities are removed by gravity methods. Coking coal concentrate is then transported to coking plants for conversion to coke for use in pig iron smelting at steel plants. Steam coal is then shipped to power utilities, which use it in furnaces for steam generation to produce electricity. The advantages of our mining business include the high quality of our coking coal and the low level of volatile matter in our steam coal.
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

Coal production
Our coal production consists of the following mines in Russia:

Subsidiary (Location) (1)	Surface	Underground
Yakutugol (Sakha Republic, Russia)	Neryungrinsky Open Pit
Kangalassky Open Pit
Dzhebariki-Khaya Open Pit
Southern Kuzbass Coal Company (Kuzbass, Russia)	Sibirginsky Open Pit Tomusinsky Open Pit Olzherassky Open Pit Krasnogorsky Open Pit	V.I. Lenina Underground Sibirginskaya Underground Olzherasskaya- Novaya Underground

(1)	Information on the percentage ownership of each mining property is presented in “Item 5. Operating and Financial Review and Prospects — Business Structure.”
Our coal mines are primarily located in the Kuznetsky basin, a major Russian coal-producing region, and in the Sakha Republic in Eastern Siberia.
The table below summarizes our
run-of-mine
(“
ROM
”) coal production by type of coal and location of mines for the periods indicated.

	2021		2020		2019
	Tonnes	% of Production	Tonnes	% of Production	Tonnes	% of Production

	(In millions of tonnes) (1)
Coking Coal
Yakutugol	4.0		5.1		4.8
Elgaugol OOO (2)	—		0.8		2.8
Southern Kuzbass Coal Company	3.1		4.5		4.3

Total Coking Coal	7.1	62.3%	10.4	60.8%	11.9	63.0%
Steam Coal
Yakutugol	0.4		0.5		1.0
Elgaugol OOO (2)	—		0.4		1.5
Southern Kuzbass Coal Company	2.2		3.8		3.3

Total Steam Coal	2.6	22.8%	4.7	27.5%	5.8	30.7%
Anthracite
Yakutugol	—		—		—
Southern Kuzbass Coal Company	1.7		2.0		1.2

Total Anthracite	1.7	14.9%	2.0	11.7%	1.2	6.3%

Total Coal	11.4	100%	17.1	100%	18.9	100%

(1)	Volumes are reported on a wet basis.
(2)	We disposed of the Elga coal complex in April 2020. See “Item 5. Operating and Financial Review and Prospects — Business Structure — Recent acquisitions and disposals.”
The coking coal produced by our Russian mines is predominately low-sulfur
(0.3%) bituminous coal. Heating values for coking coal range from 6,861 to 8,488 kcal/kg on a moisture- and ash-free
basis. Heating values for steam coal range from 6,627 to 8,286 kcal/kg on a moisture- and ash-free
basis.

The table below summarizes our saleable coal production by type of coal and location of mines for the periods indicated.

	2021		2020		2019
	Tonnes	% of Production	Tonnes	% of Production	Tonnes	% of Production

	(In millions of tonnes)
Coking Coal
Yakutugol	2.5	25.8%	2.4	18.5%	2.7	18%
Elgaugol OOO (1)	—	—	0.4	3.1%	1.4	9%
Southern Kuzbass Coal Company	2.0	20.6%	3.2	24.6%	3.1	20%

Total Coking Coal	4.5	46.4%	6.0	46.2%	7.2	47%
PCI
Yakutugol	—	—	—	—	—	—
Southern Kuzbass Coal Company	1.1	11.3%	1.8	13.8%	1.5	10%

Total PCI	1.1	11.3%	1.8	13.8%	1.5	10%
Anthracite
Yakutugol	—	—	—	—	—	—
Southern Kuzbass Coal Company	1.1	11.3%	1.3	10.0%	1.0	7%

Total Anthracite	1.1	11.3%	1.3	10.0%	1.0	7%
Steam Coal
Yakutugol	1.6	16.5%	1.9	14.7%	2.4	16%
Elgaugol OOO (1)	—	—	0.5	3.8%	1.9	13%
Southern Kuzbass Coal Company	1.4	14.5%	1.5	11.5%	1.1	7%

Total Steam Coal	3.0	31.0%	3.9	30.0%	5.4	36%

Total Coal	9.7	100%	13.0	100%	15.1	100%

(1)	We disposed of the Elga coal complex in April 2020. See “Item 5. Operating and Financial Review and Prospects — Business Structure — Recent acquisitions and disposals.”
Yakutugol mines
Our Yakutugol coal mines are located in the Sakha Republic. The Sakha Republic is located in Eastern Siberia and covers an area of 3.1 million square kilometers. It has a population of fewer than one million inhabitants. Its capital, Yakutsk, is located on the Lena River in southcentral Yakutia.
Our Yakutugol mines include three open pit mines: Neryungrinsky Open Pit, Kangalassky Open Pit and Dzhebariki-Khaya Open Pit. Neryungrinsky Open Pit is located in the South-Yakutsky basin which covers an area of 25,000 square kilometers and lies near the southern border of Yakutia. Neryungrinsky Open Pit lies six kilometers west of Neryungri, one of the main industrial centers of Yakutia and its second largest city. Kangalassky Open Pit and Dzhebariki-Khaya Open Pit are located in the Lensky basin which covers an area of 750,000 square kilometers. Kangalassky Open Pit is located in the Yakutsk region of Yakutia on the left bank of the Lena River, 45 kilometers north from Yakutsk. Dzhebariki-Khaya Open Pit is located in the Tomponsk region of Yakutia, 625 kilometers of the capital Yakutsk. The nearest settlement is the village of Dzhebariki-Khaya. Mining operations at all three mines are managed by Yakutugol.

Russia
Mongolia
China
Legend
Coal Mine
Iron Mine
City
Railroad
Oblast, Kray
Lake
River
Coal Deposit
Lensky Basin
Kangalassky Mine
Dzhebariki-Khaya Mine
Yakutsk
Lena
N
Sakha Republic (Yakutia)
Aldan
Khabarovskiy Kray
Sivaglinskoye
Pionerskoye
Neryungrinsky Mine
Neryungri
South-Yakutsky Basin
0 40 80 120 160
Kilometers
Amurskaya Oblast
MECHEL
YAKUTUGOL
GENERAL LOCATION MAP

The table below sets forth certain information regarding the subsoil licenses for our Yakutugol coal mines. For more information on licensing, see “— Regulatory Matters — Subsoil Licensing in Russia.”

Mine	License (plot)	Area (sq. km)	Mining Method	Life of Mine	License Expiry Date	Status (1)	Year Production Commenced	Surface Land Use Rights

Neryungrinsky Open Pit	12336 (Moshchny seam)	15.3	Open pit	2029	Dec 2024	In production	1979	Ownership
Kangalassky Open Pit	15017 (Kangalassk)	7.7	Open pit	2629	Dec 2027	In production	1962	Ownership
Dzhebariki-Khaya Open Pit	15061 (Dzhebariki- Khaya)	1.1	Open pit	2026	Dec 2023	In production	2017	Ownership

(1)	“In production” refers to sites that are currently producing coal.
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
Under all coal licenses of Yakutugol obligations to conduct geological exploration and develop project documentation are either not established (the enterprises are operating, exploration has been completed long ago and mining operations are carried out according to developed projects) or have already been completed.
The main equipment used in the Yakutugol coal mines, including the washing plant, was produced in the period between 1979 and 2022. Buildings, structures and internal infrastructure facilities were built in the period between 1979 and 2022. The main equipment, buildings, structures and internal infrastructure facilities are in satisfactory condition and are suitable for the implementation of our production plans.
As of December 31, 2021, the gross book value of the property, plant and equipment of Yakutugol coal mines, including the washing plant, amounted to approximately RUB 17,782 million.
The table below summarizes ROM coal production of our Yakutugol mines by mine and type of coal for the periods indicated.

	2021		2020		2019
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production

	(In millions of tonnes) (1)
Coking Coal
Neryungrinsky Open Pit	4.0		5.1		4.8

Total Coking Coal	4.0	90.9%	5.1	91.1%	4.8	82.8%

Steam Coal
Neryungrinsky Open Pit	0.0		0.0		0.5
Dzhebariki-Khaya Open Pit	0.2		0.3		0.3
Kangalassky Open Pit	0.2		0.2		0.2

Total Steam Coal	0.4	9.1%	0.5	8.9%	1.0	17.2%

Total Coal	4.4	100%	5.6	100%	5.8	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth coal sales volumes of our Yakutugol mines by type of coal and destinations for the periods indicated.

Coal Type	Region	2021	2020	2019

		(In thousands of tonnes)
Coking coal	Asia	2,026.9	2,131.9	2,418.5
	Russia	49.8	0.0	0.0
	CIS	0.0	0.0	1.0
	Europe	0.0	0.0	0.0

Total		2,076.7	2,131.9	2,419.5
Steam coal	Russia	449.2	593.0	563.7
	Asia	0.0	211.7	108.8

Total		449.2	804.7	672.5
Middlings	Russia	665.1	512.1	218.8
	Asia	831.9	1,382.2	1,173.8

Total		1,497.0	1,894.3	1,392.6

Total		4,022.9	4,830.9	4,484.6

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
The earliest production at our Southern Kuzbass mines was in 1953, although we acquired these mines and license areas starting in the 1990s. The Southern Kuzbass mines include four open pit mines and three underground mines: Sibirginsky Open Pit, Tomusinsky Open Pit, Olzherassky Open Pit, Krasnogorsky Open Pit, V.I. Lenina Underground, Sibirginskaya Underground and Olzherasskaya-Novaya Underground. All of our Southern Kuzbass mines are located in southeast Kuzbass around the town of Mezhdurechensk in the Kemerovo region. Mezhdurechensk is located to the southeast of the Kemerovo region, 63 kilometers east of Novokuznetsk and 307 kilometers southeast of Kemerovo. Mining operations at all of the Southern Kuzbass mines are managed by Southern Kuzbass Coal Company.
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

The table below sets forth certain information regarding the subsoil licenses for our coal mines in Kuzbass, all of which are held by our subsidiary Southern Kuzbass Coal Company, unless otherwise noted. For more information on licensing, see “— Regulatory Matters — Subsoil Licensing in Russia.”

Mine	License (plot)	Area (sq. km)	Mining Method	Life of Mine	License Expiry Date	Status (1)	Year Production Commenced	Surface Land Use Rights
Krasnogorsky Open Pit	14016 (Tomsk, Sibirginsk)	22.4	Open pit	2052	Dec 2038	In production	1954	Lease
	13367 (Sorokinsk, Tomsk, Sibirginsk)	2.8			Nov 2025	In production	2012	Lease
Olzherassky Open Pit	01374 (Raspadsk, Berezovsk, Sosnovsk)	10.1	Open pit	2047	Dec 2029	In production	1980	Lease
	12939 (Raspadsk) (2)	3.5			Dec 2024	Development	n/a	Lease
	12940 (Berezovsk-2, Berezovsk, Olzherassk)	4.8			Dec 2024	In production	2007	Lease
	01917 (Berezovsk Gluboky)	7.4			Aug 2035	Development	n/a	Lease
Tomusinsky Open Pit	13312 (Tomsk) (3)	6.7	Open pit	2026	Dec 2025	In production	1959	Lease
Sibirginsky Open Pit	13639 (Sibirginsk, Kureinsk, Uregolsk)	16.4	Open pit	2047	Dec 2032	In production	1970	Lease
	01557 (New-Uregolsk) (2)(4)	2.4			Apr 2031	Development	n/a	Lease
Sibirginskaya Underground	12917 (Sibirginsk, Tomsk)	5.9	Underground	2055	Dec 2024	In production	2002	Lease
	15463 (Sibirginsk-2, Sibirginsk, Kureinsk)	0.9			Dec 2032	In production	2014	Lease
	01914 (Sibirginsk-3)	7.6			Aug 2035	Development	n/a	Lease

Mine	License (plot)	Area (sq. km)	Mining Method	Life of Mine	License Expiry Date	Status (1)	Year Production Commenced	Surface Land Use Rights
V.I. Lenina Underground	14060 (Olzherassk)	10.0	Underground	2056	Dec 2032	In production	1953	Lease
	01701 (Granichny, Olzherassk) (2)	1.2			Feb 2033	Development	n/a	Lease, Ownership
Olzherasskaya-Novaya Underground	14199 (Raspadsk)	1.2	Underground	2070	Apr 2026	In production	2008	Lease
	01471 (Olzherassk-2, Raspadsk)	0.2			Jan 2030	In production	2010	Lease
	13366 (Razvedochny, Raspadsk)	14.6			Nov 2025	In production	2010	Lease
Olzherasskaya-Glubokaya Underground	13365 (Olzherassk)	19.2	Underground	2211	Nov 2025	Development	n/a	—
Usinskaya Underground	14093 (Olzherassk) (2)	3.6	Underground	2071	Dec 2033	Conservation	n/a	Ownership

(1)
“In production” refers to sites that are currently producing coal. “Development” refers to sites where preliminary work is being carried out. “Conservation” refers to sites where no mining activity is conducted, but measures for mine conservation are being taken.

(2)
We do not comply with the material terms of the subsoil license. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our business could be materially adversely affected if we fail to obtain or extend necessary subsoil licenses or fail to comply with the terms of our subsoil licenses.”

(3)	License held by Tomusinsky Open Pit, a subsidiary of Southern Kuzbass Coal Company.
(4)	In 2021, project documentation was updated due to non-compliance with production obligations.
Subsoil licenses provide for certain material terms and subsoil use conditions, which, among others, include requirements to: (i) exploration works; (ii) development of technical exploration and production projects and related plans (documentation); (iii) development of the mining property and related production; and (iv) production targets.
Southern Kuzbass Coal Company no longer has any obligations to conduct geological exploration and develop project documentation. We have started mining operations in line with the requirements of the subsoil licenses, except for Olzherassky Open Pit, V.I. Lenina Underground and Olzherasskaya-Glubokaya Underground, on which commercial production of coal has not yet started. Commercial production at these mines (which are an integral part of existing mines operated by us) is planned in 2024-2025.
The main equipment of Southern Kuzbass Coal Company, including washing plants, was produced between 1975 and 2022. Buildings and mining infrastructure were built between 1953 and 2021. Key equipment, buildings and infrastructure used in our mining operations are in satisfactory condition and are suitable for implementation of our production plans.
As of December 31, 2021, the gross book value of the property, plant and equipment of Southern Kuzbass Coal Company, including washing plants, amounted to approximately RUB 35,312 million.

The table below summarizes ROM coal production of our Southern Kuzbass mines by mine and type of coal for the periods indicated.

	2021		2020		2019
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production

	(In millions of tonnes) (1)
Coking Coal
Sibirginsky Open Pit	0.5		1.5		1.7
Tomusinsky Open Pit	0.5		0.5		0.5
V.I. Lenina Underground	0.5		0.4		0.4
Sibirginskaya Underground	0.8		0.9		0.4
Olzherassky Open Pit	0.8		1.2		1.3

Total Coking Coal	3.1	44.3%	4.5	43.7%	4.3	49.4%

Steam Coal
Krasnogorsky Open Pit	1.1		2.6		1.8
Sibirginsky Open Pit	0.4		0.8		0.5
Olzherassky Open Pit	0.1		0.0		0.0
Olzherasskaya-Novaya Underground	0.4		0.0		0.7
Tomusinsky Open Pit	0.2		0.4		0.3

Total Steam Coal	2.2	31.4%	3.8	36.9%	3.3	36.8%

Anthracite
Krasnogorsky Open Pit	1.7		2.0		1.2
Sibirginsky Open Pit	—		—		—
Olzherassky Open Pit	—		—		—
Olzherasskaya-Novaya Underground	—		—		—
Tomusinsky Open Pit	—		—		—

Total Anthracite	1.7	24.3%	2.0	19.4%	1.2	13.8%

Total Coal	7.0	100%	10.3	100%	8.8	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth Southern Kuzbass mines’ coal sales volumes by type of coal and destinations for the periods indicated.

Coal Type	Region	2021	2020	2019

		(In thousands of tonnes)
Coking coal	Asia	393.5	752.9	554.8
	Russia	253.5	1,075.7	1,013.6

Total		647.0	1,828.6	1,568.4
Anthracite	Europe	336.9	557.2	367.7
	Asia	811.5	490.8	171.8
	Russia	6.5	6.4	8.1
	CIS	0.0	0.0	0.0

Total		1,154.9	1,054.4	547.6
PCI	Asia	1,082.2	1,757.0	1,287.7
	Europe	0.0	94.2	129.3

Total		1,082.2	1,851.2	1,417.0
Steam coal	Asia	154.7	49.8	456.3
	Europe	15.9	121.6	85.1
	Russia	0.3	0.2	3.0

Total		170.9	171.6	544.4
Middlings	Asia	25.1	0.0	0.0
	Russia	0.0	0.0	0.0

Total		25.1	0.0	0.0

Total		3,080.1	4,905.8	4,077.4

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
In 2021, our washing plants enriched 11.7 million tonnes of our coal feedstock.

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
by-products
in the coke production process.
The table below summarizes our production of coke, chemical products and coke gas for the periods indicated.

	2021	2020	2019

	(Coke and chemical products in thousands of tonnes) (Coke gas in millions of cubic meters)
Mechel Coke
Coke (6% moisture)	2,055	2,031	2,014
Chemical products	134	125	116
Coke gas	639	652	720
Moscow Coke and Gas Plant
Coke (6% moisture)	830	696	601
Chemical products	39	31	32
Coke gas	395	308	261
Total
Coke (6% moisture)	2,885	2,727	2,615

Chemical products	173	156	148

Coke gas	1,034	960	981

The table below summarizes our sales volumes of coke and chemical products for the periods indicated.

	2021	2020	2019

	(In thousands of tonnes)
Coke	1,213	933	945
Chemical products	149	136	136

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Moscow Coke and Gas Plant’s principal production area.

Production Area	Capacity in 2021	Capacity Utilization Rate in 2021	Planned Increase (2022-2024)

	(In thousands of tonnes)
Coke (6% moisture)	867	95.7%	—
The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Mechel Coke’s principal production area.

Production Area	Capacity in 2021	Capacity Utilization Rate in 2021	Planned Increase (2022-2024)

	(In thousands of tonnes)
Coke (6% moisture)	2,730	75.3%	—
Our own production facilities purchase a substantial majority of our coke production. For the years ended December 31, 2021, 2020 and 2019, purchases of our coke by our own production facilities amounted to 1.5 million tonnes, 1.7 million tonnes and 1.6 million tonnes, respectively, which represented 56%, 65% and 63% of our total coke sales volumes (including intra-group sales) for those periods.
We purchase some coking coal from other producers in order to produce coke. Our need to purchase coking coal from third parties for coke production varies from period to period, depending on customer demand for particular products and the availability of suitable coal grades from our own mines.
Iron ore and concentrate production
Our iron ore operations consist of Korshunov Mining Plant, which operates Korshunovsky Open Pit, Rudnogorsky Open Pit and the Korshunovsky concentrating plant, as well as subsoil licenses for three iron ore deposits held by Yakutugol. See “Item 5. Operating and Financial Review and Prospects — Business Structure” for information on the percentage ownership of each mining property.
The Korshunovsky concentrating plant is located outside of the town of Zheleznogorsk-Ilimsky, 120 kilometers east of Bratsk in the Irkutsk region. Korshunovsky Open Pit is located near the concentrating plant, and Rudnogorsky Open Pit is located about 85 kilometers to the northwest of the concentrating plant. We have operated these iron ore mines and the concentrating plant since 2003 when we acquired Korshunov Mining Plant. Both mines produce a magnetite ore (Fe
3
O
4
), and the concentrating plant produces iron ore concentrate with a standard iron content of 62%. Product is shipped by rail to our customers. All of the sites are served by regional public highways and a nearby federal motorway. The area is served by the Baikal-Amur Mainline, which connects the Trans-Siberian Mainline with China and Yakutia. Mining operations at both mines are managed by Korshunov Mining Plant.

The table below sets forth certain information regarding the subsoil licenses for our iron ore mines, all of which are held by our subsidiary Korshunov Mining Plant. For more information on licensing, see “— Regulatory Matters — Subsoil Licensing in Russia.”

Mine	License (plot)	Area (sq. km)	Mining Method	Life of Mine	License Expiry Date	Status (1)	Year Production Commenced	Surface Land Use Rights
Korshunovsky Open Pit	03333 (Korshunovsk)	4.3	Open pit	2029	Dec 2026	In production	1965	Lease
Rudnogorsky Open Pit	03334 (Rudnogorsk)	5.3	Open pit	2030	Jan 2028	In production	1984	Ownership

(1)	“In production” refers to sites that are currently producing iron ore.
The key term of subsoil licenses of Korshunov Mining Plant is target production levels of iron ore that we are required to comply with.
The main equipment of Korshunov Mining Plant, including the concentrating plant, was produced between 1973 and 2022. Buildings and infrastructure were built between 1965 and 2021. Key equipment, buildings and infrastructure are in satisfactory condition and are suitable for implementation of our production plans.
As of December 31, 2021, the gross book value of the property, plant and equipment of Korshunov Mining Plant, including the concentrating plant, amounted to approximately RUB 7,057 million.

The table below summarizes our ROM iron ore and iron ore concentrate production for the periods indicated.

	2021		2020		2019
Mine	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)

	(In millions of tonnes) (1)
Korshunovsky Open Pit	2.8	21.2%	3.4	22.7%	3.2	24.8%
Rudnogorsky Open Pit	3.1	25.4%	3.6	30.5%	3.3	34.0%
Total ore production	5.9	23.4%	7.0	26.7%	6.5	29.4%

Iron ore concentrate production	1.4	62.4%	2.1	62.4%	2.5	62.7%

(1)	Volumes are reported on a wet basis.
In 2011-2012, Yakutugol obtained subsoil licenses for the Pionerskoye iron ore deposit, the Sutamskaya iron ore area and the Sivaglinskoye iron ore deposit. The Pionerskoye deposit is located in Yakutia about 127 kilometers from the town of Neryungri. This area is well connected to the regional transportation network with a federal motorway located 5 kilometers to the east of the deposit. The Sivaglinskoye deposit is 120 kilometers away from Neryungri and located close to the Pionerskoye deposit. The Sutamskaya area is located 210 kilometers south-east of Neryungri. These deposits contain high-quality iron ore, which will allow production of iron ore concentrate with
62-65%
iron content. Part of the rich ores of the Sivaglinskoye deposit with an iron content of
50-55%
can be used in metallurgy without beneficiation.
The table below sets forth certain information regarding the subsoil licenses for our Yakutugol iron ore deposits.

Deposit	License (plot)	Area (sq. km)	Mining Method	License Expiry Date	Status (1)	Year Production Commenced	Surface Land Use Rights
Pionerskoye	03034 (Pionersk)	9.95	Open pit	Mar 2033	Exploration	n/a	Lease
Sivaglinskoye	03153 (Sivaglinsk)	2.23	Open pit	Oct 2023	Exploration	n/a	Lease
Sutamskaya area (2)	03158 (Sutamskaya area)	731.3	Open pit	Mar 2037	No activity	n/a	—

(1)	“Exploration” refers to sites where drilling for calculation of mineral reserves is being carried out.
(2)
We do not comply with the material terms of the subsoil license. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our business could be materially adversely affected if we fail to obtain or extend necessary subsoil licenses or fail to comply with the terms of our subsoil licenses.”

We have completed exploration works and prepared the project plans (documentation) in accordance with the licenses for the Sivaglinskoye and Pionerskoye iron ore deposits. We plan to start commercial production of iron ore at these deposits by 2024 in line with the requirements of the relevant subsoil licenses.
We plan to complete exploration works and preparation of the project documentation for the Sutamskaya area by the end of 2024 in compliance with terms of the relevant license.

Sales of mining segment products
The following table sets forth sales of mining segment products (by volume) and as a percentage of total sales of these products (including intra-group sales) for the periods indicated.

Product	2021	2020	2019	2021	2020	2019

	(In thousands of tonnes) (1)			(% of total sales, including intra-group)
Coking coal concentrate	2,723.7	3,960.5	3,987.8	62.5%	70.4%	69.4%
Steam coal and middlings	2,142.2	2,875.2	2,616.3	71.0%	71.5%	81.6%
PCI and Anthracite	2,237.2	2,905.6	1,965.0	93.1%	94.1%	91.3%
Iron ore concentrate	38.4	38.8	192.7	2.8%	1.8%	7.5%
Coke	1,212.7	933.1	945.2	44.3%	35.5%	37.4%
Chemical products	148.9	135.5	135.7	87.4%	87.9%	91.4%

(1)	Includes resale of mining segment products purchased from third parties.
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

	2021		2020		2019
Product	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues

	(In millions of Russian rubles, except for percentages)
Coking coal concentrate	32,341.4	29.2%	24,975.8	35.2%	35,462.5	42.5%
Domestic Sales	9.7%		20.5%		20.3%
Export	90.3%		79.5%		79.7%
Steam coal	3,289.8	3.0%	3,288.7	4.7%	5,107.2	6.1%
Domestic Sales	33.2%		40.3%		23.9%
Export	66.8%		59.7%		76.1%
PCI and Anthracite	24,092.3	21.7%	18,740.2	26.4%	15,767.3	18.9%
Domestic Sales	0.3%		0.3%		0.5%
Export	99.7%		99.7%		99.5%
Middlings	11,319.8	10.2%	7,319.8	10.3%	6,180.9	7.4%
Domestic Sales	34.1%		19.7%		11.1%
Export	65.9%		80.3%		88.9%
Coke	32,681.9	29.5%	12,722.5	18.0%	15,195.8	18.2%
Domestic Sales	35.4%		24.8%		30.2%
Export	64.6%		75.2%		69.8%
Chemical products	4,653.2	4.2%	2,060.2	2.9%	2,774.1	3.3%
Domestic Sales	84.7%		76.4%		72.9%
Export	15.3%		23.6%		27.1%
Iron ore concentrate	650.8	0.6%	412.8	0.6%	1,179.0	1.4%
Domestic Sales	93.8%		100.0%		100.0%
Export	6.2%		0.0%		0.0%
Other (1)	1,762.2	1.6%	1,361.1	1.9%	1,849.9	2.2%

Total	110,791.4	100.0%	70,881.1	100.0%	83,516.7	100.0%

Domestic Sales	23.0%		20.1%		21.5%
Export	77.0%		79.9%		78.5%

(1)	Includes revenues from transportation, distribution, construction and other miscellaneous services provided to local customers.

Marketing and distribution
In 2021, our Russian domestic sales were conducted directly by our own production facilities, and our export sales were conducted by Mechel Carbon, based in Baar, Switzerland. We generally do not involve traders in the sales and distribution of our mining products and we have had long-standing relationships with end users of our mining products.
The following table sets forth percentage of sales revenue by the regions in which our mining segment products were sold for the periods indicated.

Region (1)	2021	2020	2019
Asia	56.1%	60.1%	60.8%
Russia	23.1%	20.1%	21.5%
Europe	12.7%	16.8%	15.3%
CIS	8.1%	3.0%	2.4%
Other	0.0%	0.0%	0.0%

Total	100.0%	100.0%	100.0%

(1)
The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.

The following table sets forth information about the five largest customers of our mining segment, which together accounted for approximately 24.2% of our total mining segment sales in 2021.

Customer	% of Total Mining Segment Sales	Product	% of Total Products Sales
Metinvest International SA	6.6%	Coke	22.5%
Sojitz Corporation	5.6%	Coking coal concentrate	16.3%
		PCI and Anthracite	4.1%
Aminco International Limited	4.1%	PCI and Anthracite	10.5%
		Coking coal concentrate	4.4%
		Steam coal	13.5%
		Middlings	1.5%
Pointer Investment Limited	4.0%	PCI and Anthracite	10.0%
		Middlings	8.2%
		Coking coal concentrate	2.2%
		Steam coal	11.9%
Minmetals South-East Asia Corporation Pte Ltd	3.9%	Coking coal concentrate	9.7%
Domestic sales
We ship our coking coal concentrate from our coal washing facilities, located near our coal mines, by rail directly to our customers, including steel producers. In 2021, our largest domestic customer for our coking coal concentrate was MMK, accounting for 4.9% of our total coking coal concentrate sales and 1.4% of our total mining segment sales.
We sell coking coal concentrate domestically on the basis of annual framework contracts with monthly or quarterly adjustments to price and quantity.
We ship our steam coal from our warehouses by rail directly to our customers, which are predominantly local municipal services and electric power stations. Our supply contracts for steam coal are generally concluded with customers on a long-term basis with quantities and prices either fixed for the whole term or adjusted monthly. Some of our steam coal is consumed within our group; for example, sales of steam coal and middlings from our Southern Kuzbass Coal Company to our Southern Kuzbass Power Plant were RUB 1,495.5 million in 2021. In total, 323.0 thousand tonnes of steam coal was sold within our group in 2021. SUE HCS Sakha Republic (Yakutia) is our largest domestic customer of steam coal, accounting for 18.7% of our total steam coal sales and 0.6% of our total mining segment sales in 2021.
We ship our iron ore concentrate by rail directly from our Korshunov Mining Plant to customers. In 2021, iron ore concentrate was sold primarily within our group. We set our prices on a monthly basis, which is in line with the current practice in the Russian market of iron ore feed.
The majority of coke is sold domestically to our subsidiaries Chelyabinsk Metallurgical Plant and Bratsk Ferroalloy Plant, which accounted for 55.7% of our total coke sales (including intra-group sales) by volume in 2021. Major third-party customers include pig iron, steel and ferroalloy producers located in the Central Region and in the Urals of Russia. Generally, sales in Russia are conducted pursuant to framework agreements with monthly adjustments of quantities and prices.
Our subsidiary Mecheltrans is a railway freight forwarding company, which owned four switch locomotives, 65 open cars and leased 10,645 open cars and 236 dumping cars as of December 31, 2021. In 2021, Mecheltrans transported domestically approximately 18.8 million tonnes of our cargo, approximately 71.4% of which was comprised of coal and iron ore feed.
Export sales
We export coking coal concentrate, PCI and anthracite, steam coal and coke and chemical products.
In 2021, the largest foreign customer of our mining segment was Metinvest International SA, accounting for 6.6% of our total mining segment sales. Metinvest International SA purchased coke.
We were Russia’s fourth largest exporter of coking coal concentrate in 2021, according to MMI and our estimates. Our exports of coking coal concentrate went primarily to China, Japan and South Korea in 2021. In 2021, Sojitz Corporation, Shunshun, Minmetals South-East Asia Corporation Pte Ltd, POSCO and Pacific Minerals Limited were our largest foreign customers of coking coal concentrate, accounting for 49.3% of our total coking coal concentrate sales and 14.4% of our total mining segment sales. Shipments are generally made by rail to seaports and further by sea, except for certain shipments to northeast China that are made only by rail.
In 2021, our exports of PCI and anthracite were primarily to China, Japan, Europe and South Korea, which together accounted for 96.2% of our total PCI and anthracite sales and 20.9% of our total mining segment sales. In 2021, our largest foreign customers of PCI and anthracite were Nippon Steel Corporation, Aminco International Limited, Pointer Investment Limited,
E-Commodities
Holdings and ArcelorMittal.
In 2021, our exports of steam coal were primarily to China and Turkey, which together accounted for 66.7% of our total steam coal sales and 2.0% of our total mining segment sales. In 2021, our largest foreign customers of steam coal were Tongling Port & Shipping Investment Construction Group Co., Ltd, Aminco International Limited, Hong Kong Great Victory Resources Company Limited, Pointer Investment Limited and Sinotop Minerals Limited.
PCI, anthracite and steam coal are shipped to customers from our warehouses by rail and further by sea.
We sell products both under long-term contracts and spot deals. Given the quality characteristics of raw materials and favorable market conditions, we increased spot supplies to South-East Asia in 2021.
In 2021, we exported coke, including coke breeze, and chemical products primarily to Europe, which accounted for 26.5% of our total coke and chemical products sales and 8.9% of our total mining segment sales.

From Port Posiet, we shipped primarily coking coal concentrate, middlings, PCI and anthracite to Japan, South Korea and China in 2021. In 2021, our Port Posiet processed approximately 4.7 million tonnes of coal with its warehousing capacity limited to 140 thousand tonnes for one-time
storage of no more than four grades of coal. In order to expand the cargo-handling capacity of the port, we constructed a modern transshipment complex and put into operation a mechanized coal loosening complex. The first stage of the Port Posiet’s modernization enabled us to expand the cargo-handling capacity of the port up to 7.0 million tonnes per annum in 2016. We further envisage the construction of a deepwater berth and an approach channel, as well as the installation of a shiploader. The port’s proximity to roads and rail links to key product destinations and transshipment points in China and Russia make it a cost-effective link in the logistical chain for bringing our coal products to the market.
In 2021, Mecheltrans transported for export approximately 7.3 million tonnes of our cargo, approximately 77.3% of which was comprised of coal.
Market share and competition
Coal
According to the Central Dispatching Department, in 2021, the Russian coal mining industry was represented by 171 companies, which operated 54 underground mines and 117 open pit mines. As a result of the privatization of 1990s and subsequent mergers and acquisitions, the Russian coal mining industry has become more concentrated. Based on the Central Dispatching Department’s data and our estimates, the ten largest coal mining companies in Russia produced approximately 65% of the overall coal production volume in 2021.
According to data from the Central Dispatching Department, from companies’ websites and from our estimates, in 2021, we were the fourth largest coking coal producer in Russia, with a 6.9% share of total coking coal production by volume, and we had a 1.6% market share with respect to overall Russian coal production by volume. The following table lists the main Russian coking coal producers in 2021, the industrial groups to which they belong, their coking coal production volumes and their share of total Russian production volume.

Group	Company	Coking Coal Production (Thousands of Tonnes)	% of Coking Coal Production by Volume
EVRAZ plc	Raspadskaya PAO	23,255	22.9%
CC Kolmar LLC	GOK Denisovskiy JSC	5,615	5.5%
	GOK Inaglinskiy JSC	5,248	5.2%
	Kolmar Total	10,863	10.7%
Severstal PAO	Vorkutaugol AO	8,797	8.6%
Mechel PAO	Yakutugol JSHC	3,961	3.9%
	Southern Kuzbass Coal Company PJSC	3,056	3.0%
	Mechel Total	7,017	6.9%
UMMC-Holding Corp	UMMC (CC Kuzbassrazrezugol AO)	6,921	6.8%
Other		44,941	44.1%

Total		101,794	100.0%

Source: Central Dispatching Department, companies’ websites and our estimates.
According to Metal Expert, in 2021, our share of Russia’s total production volume of steam coal was 1.1%. The main producers in the Russian steam coal industry include SUEK, UMMC (Coal Company Kuzbassrazrezugol) and
SDS-Coal,
accounting for 49.9% of total steam coal production in 2021, according to Metal Expert.
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
Iron ore
The Russian iron ore market is generally characterized by high demand and limited sources of supply, with product quality as the main factor driving prices. According to Metal Expert, the market is dominated by relatively few producers, with the top three mining groups being Metalloinvest, NLMK and Severstal, representing 69.7% of total iron ore concentrate production. According to Metal Expert, we were seventh in production volume in 2021 with 1.4 million tonnes of iron ore concentrate, representing 1.3% of total production of iron ore concentrate in Russia.
Mineral resources
Our coal and iron ore resources are based on exploration drilling and geological data. A mineral resource is a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off
grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled. Our coal and iron ore resources are presented in accordance with the criteria for internationally recognized reserve and resource categories of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO) International Reporting Template dated November 2013 as incorporated into the Codes and Standards of most of the CRIRSCO Members, and are intended to comply with the requirements set forth in the New Mining Regulation. Information on our mineral resources as at December 31, 2021 is based on the Technical Report Summaries prepared by our qualified person, PMC. To prepare this information as of December 31, 2021, our internal mining engineers used resource and reserve estimates, actual and forecast production, operating costs, capital costs, geological plan maps, geological cross sections, mine advance maps in plan and cross section and price projections, which were reviewed by PMC.
Our coal and iron ore resource estimates contained herein inherently include a degree of uncertainty and depend to some extent on geological assumptions and statistical inferences which may ultimately prove to have been unreliable. Consequently, resource estimates should be regularly revised based on actual production experience or new information and should therefore be expected to change. Notably, should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, resource estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect our operations.
The calculation of our resources in Russia is based on the expected operational life of each deposit based on life-of-mine
plans, which in many cases exceed the relevant license period for the deposit. Russian subsoil licenses are issued for defined boundaries and specific periods, generally about 20 years. Our declared resources are contained within the current license boundary. Our Russian subsoil licenses expire on dates falling in 2023 through 2038. However, in many cases, the life of the deposit is well beyond the license term. Based on Russian law and practice, as evidenced by our experience and publicly available information, including a number of court cases, it is reasonably likely that an incumbent subsoil user will be granted license extension through the end of the expected operational life of the deposit, provided that the licensee is not in violation of the material terms of the license. The cost for the license extension is not substantial. See “— Regulatory Matters — Subsoil Licensing in Russia — Extension of licenses.” We have received extension of certain of our subsoil licenses which expired and we intend to extend the licenses for all deposits expected to remain productive subsequent to their license expiry dates. However, license extension is not guaranteed and is to a certain extent subject to the discretion of regulatory authorities. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our business could be materially adversely affected if we fail to obtain or extend necessary subsoil licenses or fail to comply with the terms of our subsoil licenses” and “— Regulatory Matters — Subsoil Licensing in Russia.”
As of December 31, 2021, we had coal resources totaling 1,744.0 million tonnes, of which approximately 61% was coking coal. The table below summarizes our coal resources as of December 31, 2021.

Company	Measured Resources	Indicated Resources	Total	% in Open Pit

	(In thousands of tonnes)
Yakutugol	188,781	71,256	260,037	100.0%
Southern Kuzbass Coal Company	1,482,364	1,622	1,483,986	24.4%

Total	1,671,145	72,878	1,744,023	35.6%

The table below summarizes our resources by coal type as of December 31, 2021.

Company	Category	Coking Coal	Steam Coal	Anthracite	Lignite	Total

	(In thousands of tonnes)
	Measured	76,714	4,556	—	107,511	188,781
	Indicated	0	0	—	71,256	71,256

Yakutugol	Total	76,714	4,556	—	178,767	260,037
	Measured	992,330	395,061	94,973	0	1,482,364
	Indicated	1,219	178	225	0	1,622

Southern Kuzbass Coal Company	Total	993,549	395,239	95,198	0	1,483,986
	Measured	1,069,044	399,617	94,973	107,511	1,671,145
	Indicated	1,219	178	225	71,256	72,878

Total		1,070,263	399,795	95,198	178,767	1,744,023

The table below sets forth resources attributable to our Yakutugol mines as of December 31, 2021.

Mine	Measured Resources	Indicated Resources	Total	Heat Value (1)	% Sulfur

	(In thousands of tonnes)			(In kcal/kg)
Neryungrinsky Open Pit	81,270	0	81,270	8,348	0.22
Kangalassky Open Pit	65,205	20,475	85,680	6,763	0.46
Dzhebariki-Khaya Open Pit	42,306	50,781	93,087	7,500	0.23

Total	188,781	71,256	260,037

(1)	Heat value is reported on a moisture- and ash-free basis.

The table below sets forth resources attributable to our Southern Kuzbass mines as of December 31, 2021.

Mine	Measured Resources	Indicated Resources	Total	Heat Value (1)	% Sulfur

	(In thousands of tonnes)			(In kcal/kg)
Krasnogorsky Open Pit	170,774	225	170,999	8,192	0.33
Olzherassky Open Pit	68,717	1,397	70,114	8,521	0.30
Tomusinsky Open Pit	7,632	—	7,632	8,572	0.30
Sibirginsky Open Pit	112,850	—	112,850	8,591	0.30
Sibirginskaya Underground	150,904	—	150,904	8,491	0.39
V.I. Lenina Underground	693,156	—	693,156	8,606	0.40
Olzherasskaya-Novaya Underground	208,508	—	208,508	7,887	0.18
Usinskaya Underground	69,823	—	69,823	—	—

Total	1,482,364	1,622	1,483,986

(1)	Heat value is reported on a moisture- and ash-free basis.
As of December 31, 2021, we had iron ore resources totaling 161.3 million tonnes at an average iron grade of 32.9%. The table below summarizes iron ore resources by mine as of December 31, 2021.

Mine	Measured Resources	Indicated Resources	Total	Grade (Fe%)

	(In thousands of tonnes)
Korshunovsky Open Pit	38,048	0	38,048	24.2
Rudnogorsky Open Pit	40,826	2,184	43,010	30.4
Sivaglinsky Development Open Pit	0	7,289	7,289	55.1
Pionersky Development Open Pit (1)	18,644	54,345	72,989	37.8

Total	97,518	63,818	161,336	32.9

(1)	Inferred resources (inferred resources are not converted to reserves) amounted to 89.5 million tonnes.
Mineral reserves
Our coal and iron ore reserves are based on exploration drilling and geological data. A mineral reserve is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. Each year we update our reserve calculations based on actual production and other factors, including economic viability and any new exploration data. Our coal and iron ore reserves are presented in accordance with the criteria for internationally recognized reserve and resource categories of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO) International Reporting Template dated November 2013 as incorporated into the Codes and Standards of most of the CRIRSCO Members, and are intended to comply with the requirements set forth in the New Mining Regulation. Information on our mineral reserves as at December 31, 2021 is based on the Technical Report Summaries prepared by our qualified person, PMC. To prepare this information as of December 31, 2021, our internal mining engineers used resource and reserve estimates, actual and forecast production, operating costs, capital costs, geological plan maps, geological cross sections, mine advance maps in plan and cross section and price projections, which were reviewed by PMC.
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
The calculation of our reserves in Russia is based on the expected operational life of each deposit based on life-of-mine
plans, which in many cases exceed the relevant license period for the deposit. Russian subsoil licenses are issued for defined boundaries and specific periods, generally about 20 years. Our declared reserves are contained within the current license boundary. Our Russian subsoil licenses expire on dates falling in 2023 through 2038. However, in many cases, the life of the deposit is well beyond the license term. Based on Russian law and practice, as evidenced by our experience and publicly available information, including a number of court cases, it is reasonably likely that an incumbent subsoil user will be granted license extension through the end of the expected operational life of the deposit, provided that the licensee is not in violation of the material terms of the license. The cost for the license extension is not substantial. See “— Regulatory Matters — Subsoil Licensing in Russia — Extension of licenses.” We have received extension of certain of our subsoil licenses which expired and we intend to extend the licenses for all deposits expected to remain productive subsequent to their license expiry dates. However, license extension is not guaranteed and is to a certain extent subject to the discretion of regulatory authorities. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our business could be materially adversely affected if we fail to obtain or extend necessary subsoil licenses or fail to comply with the terms of our subsoil licenses” and “— Regulatory Matters — Subsoil Licensing in Russia.”
As of December 31, 2021, we had coal reserves totaling 615.8 million tonnes, of which approximately 49% was coking coal. The table below summarizes our coal reserves as of December 31, 2021.

Company	Proven Reserves (1)	Probable Reserves (1)	Total	% in Open Pit

	(In thousands of tonnes)
Yakutugol	90,249	0	90,249	100.0%
Southern Kuzbass Coal Company	293,926	231,578	525,504	62.6%

Total	384,175	231,578	615,753	68.0%

(1)	Reserves include adjustments for loss and dilution modifying factors.

The table below summarizes our reserves by coal type as of December 31, 2021.

Company	Category	Coking Coal	Steam Coal	Anthracite	Lignite	Total (1)

	(In thousands of tonnes)
	Proven	72,781	7,841	—	9,627	90,249
	Probable	0	0	—	0	0

Yakutugol	Total	72,781	7,841	—	9,627	90,249
	Proven	118,054	123,345	52,528	0	293,926
	Probable	112,880	88,965	29,733	0	231,578

Southern Kuzbass Coal Company	Total	230,934	212,310	82,261	0	525,504
	Proven	190,835	131,186	52,528	9,627	384,175
	Probable	112,880	88,965	29,733	0	231,578

Total		303,715	220,151	82,261	9,627	615,753

(1)	Reserves include adjustments for loss and dilution modifying factors.
The table below sets forth reserves attributable to our Yakutugol mines as of December 31, 2021.

Mine	Proven Reserves	Probable Reserves	Total (1)(2)	Heat Value (3)	% Sulfur

	(In thousands of tonnes)			(In kcal/kg)
Neryungrinsky Open Pit (4)(5)	80,622	0	80,622	8,348	0.22
Kangalassky Open Pit (5)	8,051	0	8,051	6,763	0.46
Dzhebariki-Khaya Open Pit (5)	1,576	0	1,576	7,500	0.23

Total	90,249	0	90,249

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)
These reserves amounts are based on the quantities that could be extracted economically using current operating costs and certain estimated future prices. In estimating the reserves, we used the following average prices: $77 per tonne (FCA basis) for coking coal concentrate and $34 per tonne (FCA basis) for raw steam coal.

(3)	Heat value is reported on a moisture- and ash-free basis.
(4)	Mined coking coal is processed at Neryungrinskaya Washing Plant with a weighted average yield of coking coal concentrate of 56%.
(5)	Steam coal is sold as ROM without processing.
The table below sets forth reserves attributable to our Southern Kuzbass mines as of December 31, 2021.

Mine	Proven Reserves	Probable Reserves	Total (1)(2)(3)(4)	Heat Value (5)	% Sulfur

	(In thousands of tonnes)			(In kcal/kg)
Krasnogorsky Open Pit	89,803	53,288	143,091	8,192	0.33
Olzherassky Open Pit	40,919	28,965	69,884	8,521	0.30
Tomusinsky Open Pit	4,636	0	4,636	8,572	0.30
Sibirginsky Open Pit	55,543	55,357	110,900	8,591	0.30
Sibirginskaya Underground	33,566	17,940	51,506	8,491	0.39
V.I. Lenina Underground	18,365	30,498	48,863	8,606	0.40
Olzherasskaya-Novaya Underground	51,095	45,529	96,624	7,887	0.18

Total	293,926	231,578	525,504

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)
These reserves amounts are based on the quantities that could be extracted economically using current operating costs and certain estimated future prices. In estimating the reserves, we used the following average prices (FCA basis): $77 per tonne for coking coal concentrate, $71 per tonne for anthracite and $35 per tonne for raw steam coal.
(3)	Reserves are presented on an assumed 100% basis.
(4)
Mined coal is processed at Sibir Washing Plant, Kuzbasskaya Washing Plant, Tomusinskaya Washing Plant, Sibirginskaya Processing Unit and Krasnogorskaya Washing Plant with a total weighted average yield of 79%, 75%, 87%, 90% and 62%, respectively.

(5)	Heat value is reported on a moisture- and ash-free basis.
As of December 31, 2021, we had iron ore reserves (proven and probable) totaling 92.9 million tonnes at an average iron grade of 28.3%. The table below summarizes iron ore reserves by mine as of December 31, 2021.

Mine	Proven Reserves	Probable Reserves	Total (1)(2)(3)	Grade (Fe%) (4)

	(In thousands of tonnes)
Korshunovsky Open Pit	41,145	0	41,145	23.8
Rudnogorsky Open Pit	44,170	2,200	46,370	29.2
Sivaglinsky Development Open Pit	0	5,375	5,375	55.1

Total	85,315	7,575	92,890	28.3

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)
These reserves amounts are based on the quantities that could be extracted economically using current operating costs and certain estimated future prices. In estimating the reserves, we used the average price of $103 per tonne (FCA basis) for iron ore concentrate.

(3)	Reserves are presented on an assumed 100% basis.
(4)	Mined iron ore is processed at the Korshunovsky concentrating plant with a weighted average yield of iron ore concentrate of 33%.
The changes in the mineral reserves in 2021 compared to 2020 are caused by production depletion. Also at several mines of Southern Kuzbass Coal Company, changes in mine design slightly affected the mine development area and caused a change in reserves estimates. In addition, part of the lignite reserves of the Kangalassky Open Pit (Yakutugol) were reclassified to resources, due to a possible increase in the cost of their development following increase in the stripping ratio and uncertainty in the prices for lignite in the long term.
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
Our steel segment has production facilities in Russia and Lithuania. Our total steel output was 3.5 million tonnes in 2021, 3.6 million tonnes in 2020 and 3.6 million tonnes in 2019. Our ferrosilicon production amounted to 77.7 thousand tonnes in 2021, 66.7 thousand tonnes in 2020 and 66.9 thousand tonnes in 2019.
Description of key products
Pig iron
. Pig iron is an iron alloy with carbon content typically above 2%, which is produced from smelting iron ore feed (sinter, pellets and other ore materials) in the blast furnace. Liquid pig iron is used as an intermediate product in the manufacturing of steel. Pig iron in molten state and cold pig iron can be used as charging material for steel manufacturing in basic oxygen furnaces, electric arc furnaces and in the manufacturing of cast iron in cupolas. Cold pig iron is brittle. We sell small volumes of pig iron from our Chelyabinsk Metallurgical Plant to third parties.

Semi-finished products
. Semi-finished products typically require further milling before they are useful to end consumers. We offer semi-finished billets, blooms and slabs. Billets and blooms are precursors to long products and have a square cross section. The difference between billets and blooms is that blooms have a larger cross-section which is more than eight inches and is broken down in the mill to produce rails,
I-beams,
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
Flat steel products
. Flat steel products are manufactured by multiple drafting slabs in forming rolls with subsequent coiling or cutting into sheets. Plates are shipped after hot rolling or heat treatment. Coiled stock can be subject to cutting lengthwise into slit coils or crosswise into sheets. Stainless steel is used to manufacture plates and cold-rolled sheets in coils and flat sheets.
Hot-rolled
plates and carbon, alloyed and stainless coiled rolled products are manufactured at Chelyabinsk Metallurgical Plant.
Stampings and forgings
. Stampings are special parts stamped from metal billets. Forgings are special products made through the application of localized compressive forces to metal. Forged metal is stronger than cast or machined metal. Our stampings and forgings are offered on a made-to-order
basis according to minimum batches depending on the products’ sizes. Our product offerings include rollers and axles used in vehicle manufacturing; gears and wheels; bars; and others. Our stampings and forgings are produced at Urals Stampings Plant, including its branch in Chelyabinsk.
Wire products
. Wire products are processed from wire rod and are ready for use in manufacturing and consumer applications. Our wire products are manufactured at Beloretsk Metallurgical Plant, Vyartsilya Metal Products Plant and Izhstal in Russia and Mechel Nemunas in Lithuania. Our wide-ranging wire products line includes spring wire; rope wire; bearing wire; microwire; precision alloy wire; high and low carbon concrete reinforcing wire; galvanized wire; copper-coated and bright welding wire; strand of various application; various types of nails; steel wire ropes specially engineered for the shipping, aerospace, oil and gas and construction industries; steel wire ropes for passenger and freight elevators; general-purpose wire; chain link fences; welded (reinforcing) meshes; and others.
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

The following table sets out our production volumes by primary steel product categories and main products within these categories.

Product	2021	2020	2019

	(In thousands of tonnes)
Pig Iron	3,163	3,529	3,326
Semi-Finished Steel Products, including:	1,054	838	862
Carbon and Low-Alloyed Semi-Finished Products	887	826	850
Long Steel Products, including:	2,220	2,321	2,293
Stainless Long Products	11	11	11
Alloyed Long Products	187	29	26
Rebar	1,018	1,026	1,047
Rails	49	288	280
Structural Shapes	441	477	415
Wire Rod	200	160	159
Low-Alloyed Engineering Steel	313	330	355
Flat Steel Products, including:	290	323	323
Stainless Flat Products	7	12	17
Carbon and Low-Alloyed Flat Products	283	311	306
Forgings, including:	40	39	39
Stainless Forgings	1	1	1
Alloyed Forgings	29	27	26
Carbon and Low-Alloyed Forgings	10	11	12
Stampings	69	39	108
Wire Products, including:	524	504	529
Wire	489	466	475
Ropes	35	32	35
Steel manufacturing process and types of steel
The most common steel manufacturing processes are production in a basic oxygen furnace (“
BOF
”) and production in an electric arc furnace (“
EAF
”).
In BOF steel manufacturing, steel is produced with less than 2% carbon content. The principal raw materials used to produce steel are liquid pig iron and scrap metal. The molten steel, depending on the products in which it will be used, undergoes additional refining and is mixed with manganese, nickel, chrome, titanium and other components to give it special properties. In 2021, approximately 73% of the world’s steel output was made in BOFs, according to Wood Mackenzie.
In EAF steel manufacturing, steel is generally produced from remelted scrap metal. Heat to melt the scrap metal is supplied from high-voltage electricity that arcs within the furnace between graphite electrodes and the scrap metal. This process is suitable for producing almost all steel grades, including stainless steel; however, it is limited in its use for production of high-purity carbon steel. In 2021, approximately 27% of the world’s steel output was made in EAFs, according to Wood Mackenzie.
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
Steel segment production facilities
Most of our metallurgical plants have obtained a certificate of compliance of quality management system with the requirements set by the International Organization for Standardization (“
ISO
”). For example, the main manufacturing processes at Chelyabinsk Metallurgical Plant, Izhstal, Beloretsk Metallurgical Plant and Urals Stampings Plant are ISO 9001:2015 certified. Chelyabinsk Metallurgical Plant has also obtained a certificate of compliance with international standards of the environmental management system ISO 14001:2015 and a certificate of compliance with the international standard of the occupational safety and health management system ISO 45001:2018.
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

Chelyabinsk Metallurgical Plant’s principal production lines include a BOF workshop equipped with three converters; an EAF workshop equipped with EAF of 100 tonnes; four sintering machines and three blast furnaces; five concasting machines; a blooming mill for
200-320
millimeter billets; five long products rolling mills for
6.5-190
millimeter round bars and
75-200
millimeter square bars, wire rod, rebar steel, strips and other long products; a universal rail and structural rolling mill for structural shapes of different types and sizes and rail products; a hot-rolled
flat products workshop equipped with a thick sheet continuous rolling mill for hot-rolled
sheets of various properties of up to 2,000 millimeters wide and up to 40 millimeters thick and a semi-continuous rolling mill for up to 1,500 millimeters wide and up to 6 millimeters thick hot-rolled
coils; a cold-rolled flat products workshop for
0.3-4
millimeter thick cold-rolled stainless sheet. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Chelyabinsk Metallurgical Plant’s principal production areas.

Production Area	Capacity in 2021	Capacity Utilization Rate in 2021	Planned Increase (2022-2024)

	(In thousands of tonnes, except for percentages)
Sintering	4,665	85.8%	—
Pig iron	3,912	80.8%	—
Steelmaking	3,783	88.0%	—
Rolling	3,567	85.7%	—
Chelyabinsk Metallurgical Plant produced approximately 3.3 million tonnes of raw steel and approximately 3.1 million tonnes of rolled products, of which 48.6 thousand tonnes were rail products in 2021.
The universal rail and structural rolling mill is our main construction project initiated in 2008 at Chelyabinsk Metallurgical Plant that was launched in July 2013. The project is aimed at producing new types of large section structural shapes (including beams, angles, rails, channels and special sections) with total output 1.1 million tonnes per annum. At present, we are developing production of both guarantee products and new products, as well as certification of products for the Russian and European markets is being carried out. For certain types of rails, there are four certificates of conformity of the Customs Union. In 2021, we conducted a voluntary certification for tramway rails; preparatory work for further certification of rails is in progress.
The main target customers for the universal rolling mill products are Russian Railways, construction industry and different manufacturing and transportation companies. Our rail products are supplied to national railways, subways, municipal transport enterprises and industrial enterprises both in Russia and abroad. On November 13, 2008, Chelyabinsk Metallurgical Plant and Russian Railways signed an agreement for the supply of up to 400 thousand tonnes of rails annually until 2030. Under the agreement, we supply rails with annual adjustment of volumes based on production and economic factors. Additionally, we expect an increase in sales volume of the universal rolling mill products, which will occur along with the development and certification of new types of products. In 2021, we continued to develop products for transportation industry, in particular, we started manufacturing and selling tramway rails. In 2020 and 2021, Chelyabinsk Metallurgical Plant supplied approximately 39,000 tonnes of rails to Moscow Metro, which are used, among others, for construction of Bolshaya Koltsevaya Line (the Big Circle Line), modernization and maintenance of railway lines. Furthermore, we exported over 44,000 tonnes of rail products during the same period.
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
100-220
millimeter billets; two

medium-sized
long products rolling mills for structural shapes,
30-180
millimeter round bars,
30-90
millimeter square bars, strips and hexagonal bars; and one continuous small sort wire mill for
5.5-29
millimeter round,
12-28
millimeter square and
12-27
millimeter hexagonal light sections, reinforced steel and strip. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Izhstal’s principal production areas.

Production Area	Capacity in 2021	Capacity Utilization Rate in 2021	Planned Increase (2022-2024)

	(In thousands of tonnes, except for percentages)
Steelmaking	212	92.6%	34
Rolling	379	95.8%	4
Wire products	13	100.9%	—
Izhstal produced approximately 196.3 thousand tonnes of raw steel, 363.1 thousand tonnes of rolled products (of which, 334.0 thousand tonnes were long products and structural shapes) and 13.6 thousand tonnes of wire products in 2021.
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

Production Area	Capacity in 2021	Capacity Utilization Rate in 2021	Planned Increase (2022-2024)

	(In thousands of tonnes, except for percentages)
Rolling	486	101.2%	54
Wire products	493	99.3%	44
Beloretsk Metallurgical Plant produced a total of 489.7 thousand tonnes of wire products in 2021. Rolled products production in 2021 amounted to a total of 492.0 thousand tonnes, of which 416.0 thousand tonnes were further processed into wire products and 75.7 thousand tonnes constituted the output volume of wire rod for third-party customers.
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

Production Area	Capacity in 2021	Capacity Utilization Rate in 2021	Planned Increase (2022-2024)

	(In thousands of tonnes, except for percentages)
Wire products	63	85.7%	—
Vyartsilya Metal Products Plant produced 54.0 thousand tonnes of wire products in 2021.
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

Production Area	Capacity in 2021	Capacity Utilization Rate in 2021	Planned Increase (2022-2024)

	(In thousands of tonnes, except for percentages)
Stampings and forgings	91	120.6%	45
Urals Stampings Plant produced 109.3 thousand tonnes of special steel stampings and forgings in 2021.
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

Production Area	Capacity in 2021	Capacity Utilization Rate in 2021	Planned Increase (2022-2024)

	(In thousands of tonnes, except for percentages)
Wire products	74	57.7%	—
Mechel Nemunas produced 42.8 thousand tonnes of wire products in 2021.
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
The main production facilities of the plant include two
ore-thermal
furnaces with a capacity of 25 megavolt-amperes (“
MVA
”) and two
ore-thermal
furnaces with a capacity of 33 MVA. We commenced commercial operations of two ore-thermal
furnaces with a capacity of 33 MVA in the second quarter of 2013 and 2020, respectively. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Bratsk Ferroalloy Plant’s principal production area.

Production Area	Capacity in 2021	Capacity Utilization Rate in 2021	Planned Increase (2022-2024)

	(In thousands of tonnes, except for percentages)
Ferrosilicon (65% silicon content in the alloy)	87.3	89.1%	—
Bratsk Ferroalloy Plant produced 77.7 thousand tonnes of ferrosilicon with 45%, 65% and 75% silicon content in the alloy in 2021.
Sales of steel segment products
The following table sets forth our revenues by primary steel segment product categories and our main products within these categories (including as a percentage of total steel segment revenues) for the periods indicated.

	2021		2020		2019
Product	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues

	(In millions of Russian rubles, except for percentages)
Pig Iron	97.5	0.1%	260.7	0.2%	76.3	0.0%
Semi-Finished Steel Products, including:	6,361.0	2.4%	181.1	0.1%	137.0	0.1%
Carbon and Low-Alloyed Semi-Finished Products	6,266.7	2.4%	165.0	0.1%	88.6	0.1%
Long Steel Products, including:	149,514.6	57.0%	98,907.7	59.3%	97,692.2	55.9%
Stainless Long Products	2,465.2	1.0%	1,726.1	1.0%	2,703.1	1.6%
Other Long Products	70,834.8	27.0%	51,944.2	31.1%	50,045.9	28.6%
Rebar	71,141.9	27.1%	41,665.0	25.0%	42,268.0	24.2%
Wire Rod	5,072.7	1.9%	3,572.4	2.2%	2,675.2	1.5%
Flat Steel Products, including:	36,828.3	14.0%	23,055.7	13.8%	23,371.5	13.4%
Stainless Flat Products	3,561.6	1.3%	3,608.6	2.2%	4,025.0	2.3%
Carbon and Low-Alloyed Flat Products	33,266.7	12.7%	19,447.1	11.6%	19,346.5	11.1%
Forgings, including:	4,967.1	1.9%	3,414.0	2.0%	3,212.9	1.8%
Stainless Forgings	698.8	0.3%	403.0	0.2%	427.0	0.2%
Other Forgings	4,268.3	1.6%	3,011.0	1.8%	2,785.9	1.6%
Stampings	8,002.7	3.0%	5,036.7	3.0%	11,604.7	6.6%
Wire Products, including:	40,355.5	15.4%	25,971.3	15.6%	27,086.4	15.5%
Wire	26,277.8	10.0%	16,364.6	9.8%	17,417.8	10.0%
Ropes	4,547.6	1.8%	3,467.1	2.1%	3,532.8	2.0%
Other Wire Products	9,530.1	3.6%	6,139.6	3.7%	6,135.8	3.5%
Steel Pipes	5,029.3	1.9%	3,380.4	2.0%	3,281.4	1.9%
Ferrosilicon	7,418.5	2.8%	3,159.4	1.9%	3,228.5	1.8%
Other	3,925.8	1.5%	3,517.7	2.1%	5,159.5	3.0%

Total	262,500.3	100.0%	166,884.7	100.0%	174,850.4	100.0%

The following table sets forth percentage of sales revenue by the regions in which our steel segment products were sold for the periods indicated.

Region (1)	2021	2020	2019
Russia	62.8%	68.8%	71.0%
Europe	18.1%	16.4%	15.8%
CIS	15.0%	13.0%	11.1%
Asia	2.2%	1.6%	1.9%
Middle East (2)	1.7%	0.0%	0.0%
Other	0.1%	0.1%	0.1%
United States	0.1%	0.1%	0.1%

Total	100.0%	100.0%	100.0%

(1)
The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.

(2)
Our steel segment sales to Middle East primarily go to United Arab Emirates, which accounted for 80.5% of the total steel segment sales to Middle East in 2021. We did not have any direct sales to Iran and Syria in 2021, and we have no plans to make such direct sales in the future.

In 2021, the five largest customers of our steel products were EVRAZ (long steel products, flat steel products, wire products and pipes), Metallservice AO (long steel products, flat steel products, wire products and pipes), Amesco FZE (semi-finished products, long steel products), Engels Pipe Plant (long steel products, flat steel products, wire products and forgings) and TMH House of Commerce AO (long steel products, flat steel products, stampings and wire products), which together accounted for 8.5% of our total steel segment sales.
In 2021, the five largest customers of ferrosilicon were Mitsui & Co., Severstal, Acarer Metal Sanayi Ve Ticaret A.S., NLMK and MMK, which together accounted for 2.5% of our total steel segment sales.
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
Based on the available documentation, we are aware that certain of our products may be sold into and can be re-sold
to countries that are subject to international trade restrictions or economic embargoes that prohibit and/or materially restrict certain persons (for instance, U.S. incorporated entities and U.S. citizens or residents) from engaging in commercial, financial or trade transactions with such countries, including Iran, Syria, Sudan, North Korea and Cuba (the “
Sanctioned Countries
”). We did not have any direct sales to the Sanctioned Countries in 2021.
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

Product	2021	2020	2019

	(In millions of Russian rubles, except for percentages)
Pig Iron	97.5	260.7	76.3
Domestic Sales	100.0%	100.0%	100.0%
Export	0.0%	0.0%	0.0%
Semi-Finished Steel Products	6,361.0	181.1	137.0
Domestic Sales	36.6%	100.0%	100.0%
Export	63.4%	0.0%	0.0%
Long Steel Products	149,514.6	98,907.7	97,692.2
Domestic Sales	83.4%	86.7%	88.8%
Export	16.6%	13.3%	11.2%
Flat Steel Products	36,828.3	23,055.7	23,371.5
Domestic Sales	84.7%	88.3%	86.5%
Export	15.3%	11.7%	13.5%
Forgings	4,967.1	3,414.0	3,212.9
Domestic Sales	52.2%	43.2%	48.2%
Export	47.8%	56.8%	51.8%
Stampings	8,002.7	5,036.7	11,604.7
Domestic Sales	95.5%	97.0%	94.7%
Export	4.5%	3.0%	5.3%
Wire Products	40,355.5	25,971.3	27,086.4
Domestic Sales	86.7%	87.6%	86.6%
Export	13.3%	12.4%	13.4%
Steel Pipes	5,029.3	3,380.4	3,281.4
Domestic Sales	93.5%	93.5%	93.2%
Export	6.5%	6.5%	6.8%
Ferrosilicon	7,418.5	3,159.4	3,228.5
Domestic Sales	32.5%	29.9%	39.9%
Export	67.5%	70.1%	60.1%
Other	3,925.8	3,517.7	5,159.5
Domestic Sales	97.5%	97.2%	98.5%
Export	2.5%	2.8%	1.5%

Total	262,500.3	166,884.7	174,850.4

Domestic Sales	81.7%	85.8%	87.3%
Export	18.3%	14.2%	12.7%
The end users of our steel products vary. Our rebar is principally used in the construction industry. The main end users of our wire rod are construction companies and wire products producers. Our other long steel products are used in the production of various elements in the transport and other engineering, pipe and construction industries. Our flat steel products are used in the construction (covers, floor plates) and pipe industries, as well as in the production of metal structures. Our stampings and forgings are primarily used in the engineering and pipe industries. The main end users of our wire products are the construction, mining, engineering and other industries.

The following table describes, in percentage terms, Russian domestic shipment volumes of our steel products further broken down by industry sector.

Use by Industry	Construction	Metals Trading	Ferrous Metallurgy	Engineering and Metalworking	Vehicles Manufacturing	Railways Construction and Repair	Other Industries (1)
Semi-Finished Steel Products	0.0%	0.2%	1.6%	0.0%	0.1%	0.0%	98.1%
Long Steel Products	24.1%	27.7%	15.3%	4.9%	5.9%	1.0%	21.1%
Flat Steel Products	8.2%	22.4%	54.0%	3.3%	3.5%	0.1%	8.5%
Forgings	0.0%	60.7%	16.3%	19.6%	3.2%	0.0%	0.2%
Stampings	0.0%	4.6%	0.1%	12.7%	82.5%	0.0%	0.1%
Wire Products	16.6%	31.5%	24.7%	4.1%	1.8%	5.0%	16.3%
Steel Pipes	12.5%	63.4%	13.5%	1.8%	0.1%	1.2%	7.5%

(1)	Including mining and power industries and consumer goods sector.
Marketing and distribution
We use flexible sales strategies that are tailored to our customers and the markets we serve. Our overall sales strategy is to develop long-term, close partnerships with the end users of our products. As part of our end-user
strategy, we research sales to distributors to identify the end user and directly market our steel products to these customers. With respect to our largest end users, we have established working committees, composed of our manufacturing engineers and customer personnel. These committees meet routinely to monitor the performance of our products and ensure that our customers’ specifications and quality requirements are consistently met. These committees also provide customers with the opportunity to discuss their future needs with us. We attend industry conferences and advertise in industry periodicals to market our products and capabilities. Through these efforts, we have established a strong brand identity for Mechel in Russia, the CIS, Central Europe, South-East Asia and the Middle East.
We have a distribution network consisting of Mechel Service and Mechel Service Global which provide end users in Russia, the CIS and Europe with our steel products. Mechel Service and Mechel Service Global help us to develop and service our long-standing customer relationships by providing highly specialized technical sales and service to our customers.
In 2021, our domestic and export sales were conducted by Mechel Service and Mechel Service Global, respectively, as well as directly by our own production facilities.
Domestic sales
Our Russian steel production facilities Chelyabinsk Metallurgical Plant, Izhstal and Urals Stampings Plant are located in large industrial areas and have long-standing relationships with local wholesale customers. Mechel Service, our steel sales and service subsidiary, has 57 storage sites in 39 cities throughout Russia to serve our end users, which helps us to establish long-standing customer relationships by virtue of proximity to both production and customers. In 2021, Mechel Service sold 1.5 million tonnes of our steel products, including due to diversification of sales and increase in sales volumes of wire products, ropes and strip.
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
basis.
In 2021, ferrosilicon sales outside of Russia were principally to Japan. Deliveries to Japanese customers were made on cost insurance and freight (“
CIF
”) delivery terms (including transportation by rail, handling in ports of Nakhodka, Vladivostok, Vanino and Vostochny and use of major container lines in major Japanese ports and insurance). We sell ferrosilicon based both on long-term contracts and on a spot basis.
Distribution
Rail transportation is used for most shipments from our production facilities and warehouses to end customers, wholesale warehouses or seaports.
Market share and competition
In our core export markets, we primarily compete with other Russian producers, as well as producers from Mongolia, Columbia, China, Malaysia, Brazil, Kazakhstan, Ukraine, Belarus and Uzbekistan. The leading global steel manufacturers have been increasingly focused on value-added and higher-priced products. The principal competitive factors include price, distribution, product quality, product range and customer service.
In the Russian market, we compete on the basis of price and quality of steel products, their added value, product range and service, technological innovation and proximity to customers. The Russian steel industry is characterized by a relatively high concentration of production, with the six largest integrated steel producers, including ourselves, accounting for 79.8% of overall domestic crude steel output in 2021, according to Metal Expert.
The following is a brief description of Russia’s five largest steel producers excluding ourselves:

•
Novolipetsk Steel PAO
(“
NLMK
”) is Russia’s largest steel manufacturer by volume, accounting for 21.8% of the volume of Russian commodity steel production in 2021. NLMK produces flat products
(hot-rolled
and cold-rolled), galvanized products and slabs, as well as long products. The company’s production facilities are located in Lipetsk (NLMK), in the Sverdlovsk region (long products producer NLMK-Ural and wire products producer NLMK-Metalware) and in the Kaluga region (long products producer NLMK-Kaluga). NLMK exported 53.8% of its steel products in 2021. Domestically, NLMK’s largest customers are in the construction and oil and gas industries, followed by companies in the automotive sector. NLMK also controls iron ore producer Stoilensky GOK and coke producer Altai-Koks.

•
Magnitogorsk Iron
 & Steel Works PAO
(“
MMK
”) is Russia’s second largest steel manufacturer by volume, accounting for 16.6% of the volume of Russian commodity steel production in 2021. MMK’s product mix is comprised mostly of flat products, which accounted for 86.2% of its commercial steel products output (including semis) in 2021. Domestically, MMK controls a significant portion of the supplies to the oil and gas and automotive sectors. MMK exported 33.0% of its output in 2021. Its production facilities are located in Magnitogorsk in the southern Urals. MMK also controls coking coal producer Belon.

•
EVRAZ plc
(“
EVRAZ
”), which includes Russian steel producers EVRAZ NTMK and EVRAZ ZSMK, is Russia’s third largest steel manufacturer by volume, accounting for 15.0% of the volume of Russian commodity steel production in 2021. EVRAZ focuses on the production of long products, including rebar, wire rod and profiled rolled products (such as rails, beams, channels and angles). EVRAZ exported 59.6% of its output in 2021. EVRAZ also controls iron ore producers EVRAZ KGOK and Evrazruda, as well as coking coal producers Raspadskaya and Mezhegeyugol.

•
Severstal PAO
(“
Severstal
”) is Russia’s fourth largest steel manufacturer by volume, accounting for 15.0% of the volume of Russian commodity steel production in 2021. The company specializes in flat products which constitute a significant part of its production. Severstal is the second-leading producer of flat products, accounting for 27.6% of Russia’s total flat products output in 2021. Domestic sales of flat products accounted for 59.4% of Severstal’s output in 2021, with the oil and gas industry and automotive sector as its leading customers. Severstal controls coal producer Vorkutaugol and iron ore producers Karelsky Okatysh and Olenegorsky GOK, which satisfy a portion of Severstal’s coking coal and iron ore requirements.

•
Metalloinvest Holding Company AO
(“
Metalloinvest
”), whose Russian assets consist of Oskol Electrometallurgical Plant AO (“
OEMK
”) and Ural Steel AO, had a 6.5% share by volume of Russian commodity steel production in 2021. OEMK produces long products only, and Ural Steel produces both long and flat products. Metalloinvest exported 61.7% of its commodity steel production in 2021. The company’s production facilities are located in the Central and Urals Federal Districts of Russia. Metalloinvest also controls Russia’s largest iron ore and pellets production facilities Lebedinsky GOK and Mikhailovsky GOK.

Source: Companies’ websites; Metal Expert.
These six companies, including ourselves, can be divided into two groups by product type. MMK, Severstal and NLMK focus mainly on flat products, while we, EVRAZ and Metalloinvest produce primarily long products. Mechel is the fourth largest and most comprehensive producer of special steel and alloys in Russia, accounting for 7.5% of total Russian special steel output by volume in 2021, according to Chermet and Metal Expert. We are also the fourth largest producer of long steel products (excluding square billets) in Russia by volume, with significant market shares in both regular long steel products and special steel long products, according to Metal Expert.
In the Russian
non-special
steel long products category, our primary products and our market position by production volume in 2021 were as follows, according to Metal Expert:

•
Reinforcement bars (“rebar”)
 — In rebar, we compete in the
6-40
millimeters range. In 2021, the largest domestic rebar producers were NLMK (22.1%),
Novostal-M
(15.2%), EVRAZ (11.2%), Mechel (10.6%), MMK (4.9%) and Severstal (4.6%).

•	Wire rod — There were seven major producers of wire rod in Russia in 2021: Novostal-M (29.7%), Mechel (17.5%), NLMK (14.5%), MMK (11.4%), EVRAZ (9.5%), Severstal (8.4%) and Tula-Steel (7.6%).
OEMK, an EAF steel mill specializing in carbon and special steel long products and our special steel competitor, is located in the southwest of Russia and serves customers in the pipe, engineering and ball-bearing industries.
According to Metal Expert and Chermet, we were one of the leading producers in Russia of special steel long products (tool, high-speed and stainless long steel) in 2021, producing 5.9% of the total Russian output by volume, and we held significant shares of Russian production volumes in 2021 of stainless long products (20.1%), tool steel (35.0%) and high-speed steel (41.0%).
The following tables set forth additional information regarding our 2021 market share in Russia for various categories of steel products.

All long products (excluding square billets)

Manufacturer	Production	Market Share by Production Volume

	(In thousands of tonnes, except for percentages)
EVRAZ	4,658	21.4%
NLMK	2,738	12.6%
Novostal-M	2,732	12.6%
Mechel	2,570	11.8%
MMK	1,611	7.4%
Severstal	1,105	5.1%
Metalloinvest	962	4.4%
Other	5,377	24.7%

Total	21,753	100.0%

Source: Metal Expert.
Long products — Wire rod
(1)

Manufacturer	Production	Market Share by Production Volume

	(In thousands of tonnes, except for percentages)
Novostal-M	1,185	29.7%
Mechel	699	17.5%
NLMK	581	14.5%
MMK	458	11.4%
EVRAZ	379	9.5%
Severstal	336	8.4%
Tula-Steel	303	7.6%
Other	56	1.4%

Total	3,997	100.0%

Source: Metal Expert.

(1)	Including wire rod further processed into wire and other products within the same holding company.
Long products — Rebar

Manufacturer	Production	Market Share by Production Volume

	(In thousands of tonnes, except for percentages)
NLMK	2,147	22.1%
Novostal-M	1,476	15.2%
EVRAZ	1,088	11.2%
Mechel	1,034	10.6%
MMK	480	4.9%
Severstal	451	4.6%
Other	3,057	31.4%

Total	9,733	100.0%

Source: Metal Expert.

Flat stainless steel

Manufacturer	Production	Market Share by Production Volume

	(In thousands of tonnes, except for percentages)
VMZ Red October	17.6	70.0%
Mechel	6.4	25.6%
Other	1.1	4.4%

Total	25.1	100.0%

Source: Metal Expert.
Wire products

Manufacturer	Production	Market Share by Production Volume

	(In thousands of tonnes, except for percentages)
Severstal-Metiz	560.7	19.7%
Mechel	467.9	16.5%
MMK-Metiz	459.5	16.1%
NLMK-Metalware	284.0	10.0%
EVRAZ	229.0	8.1%
Other	840.2	29.6%

Total	2,841.3	100.0%

Source: Metal Expert.
Wire products — High-tensile wire

Manufacturer	Production	Market Share by Production Volume

	(In thousands of tonnes, except for percentages)
Severstal-Metiz	46.5	50.1%
Mechel	27.8	30.0%
MMK-Metiz	18.5	19.9%

Total	92.8	100.0%

Source: Metal Expert.
According to Metal Expert, Bratsk Ferroalloy Plant is the fourth largest Russian producer of ferrosilicon by volume. In 2021, we had a 14.4% market share by volume of Russian ferrosilicon production.
Following is a brief description of Russia’s other largest ferrosilicon producers, according to Metal Expert and the companies’ data:

•
Kuznetsk Ferroalloys AO
(“
Kuznetsk Ferroalloys
”) is the largest Russian ferrosilicon producer, with a 49.9% market share by production volume in 2021. Kuznetsk Ferroalloys also produces microsilica and quartzite. It is primarily export-oriented, having exported 90.3% of its ferrosilicon production volume in 2021.

•
Chelyabinsk Electrometallurgical Plant AO
(“
ChEMK
”) is the second largest Russian ferrosilicon producer, with a 15.7% market share by production volume in 2021. In addition, it produces ferrochrome, silicomanganese and silicocalcium. In 2021, ChEMK exported 49.2% by volume of its ferrosilicon production.

•
Yurginsk Ferroalloy Plant AO
(“
Yurginsk Ferroalloy Plant
”) is the third largest Russian ferrosilicon producer, with a 15.3% market share by production volume in 2021. Yurginsk Ferroalloy Plant also produces microsilica. It is export-oriented, having exported 98.9% of its ferrosilicon production volume in 2021.

The following table sets forth additional information regarding our 2021 ferrosilicon market share in Russia.

Manufacturer	Region	Production	Market Share by Production Volume

	(In thousands of tonnes, except for percentages)
Kuznetsk Ferroalloys	Kemerovo	281.9	49.9%
ChEMK	Chelyabinsk	88.9	15.7%
Yurginsk Ferroalloy Plant	Kemerovo	86.3	15.3%
Bratsk Ferroalloy Plant	Irkutsk	81.3	14.4%
NLMK	Lipetsk	26.4	4.7%

Total		564.8	100.0%

Source: Metal Expert.
Raw materials
The principal raw materials we use in pig iron production are iron ore products (sinter of our own production and purchased oxidized pellets), coke and fluxing additions. Pig iron is made in blast furnaces. For sinter production, we use iron ore concentrate. Iron ore concentrate is converted into sinter at Chelyabinsk Metallurgical Plant. In 2021, our steelmaking operations used 4.8 million tonnes of iron ore feed, approximately 23% in the form of pellets and 77% in the form of sinter, and we internally sourced approximately 28% of our total iron ore feed requirements. In 2021, Korshunov Mining Plant supplied our steel segment with 1.3 million tonnes of iron ore concentrate. In 2021, we purchased most of the remaining part of our iron ore feed from Russian suppliers such as Kachkanarsky GOK, Kovdorsky GOK, Kostomukshsky GOK, Lebedinsky GOK and Mikhailovsky GOK under monthly and annual contracts on market terms.
We process coking coal concentrate into coke at Mechel Coke and Moscow Coke and Gas Plant. In 2021, our production facilities used 3.6 million tonnes of coking coal concentrate (including 2.6 million tonnes used by Mechel Coke and 1.0 million tonnes used by Moscow Coke and Gas Plant), and 45% of total usage was sourced internally. Coke is used both in pig iron production at Chelyabinsk Metallurgical Plant and in ferrosilicon production at Bratsk Ferroalloy Plant. In 2021, we produced and internally used approximately 1.6 million tonnes of coke as well as produced for sale to third parties another approximately 1.2 million tonnes of coke.
Our Pugachevsky Open Pit produces limestone which, after processing into lime and flux, is used by our own steel production facilities. In 2021, our limestone production amounted to 1.6 million tonnes.
We produce 91.9% of steel in BOFs. In steelmaking, ferrous scrap and waste are used in the composition of feedstock, and we are approximately 70% self-sufficient in this raw material, which amounts to 521.9 thousand tonnes, sourcing the balance from various scrap traders.
In 2021, our production facilities used 21.0 thousand tonnes of ferrosilicon (including 18.5 thousand tonnes at Chelyabinsk Metallurgical Plant, 0.3 thousand tonnes at the Chelyabinsk branch of Urals Stampings Plant and 2.2 thousand tonnes at Izhstal), all of which was supplied by Bratsk Ferroalloy Plant.

Steelmaking requires significant amounts of electricity to power EAFs, ladle furnaces and rolling mills and to produce sinter. In 2021, our steel segment operations consumed approximately 3.0 billion kWh of electricity. Chelyabinsk Metallurgical Plant, Moscow Coke and Gas Plant and Urals Stampings Plant have power co-generation
facilities, which produce electricity for internal consumption. Overall, our group consumed approximately 4.2 billion kWh of electricity in 2021. Aside from Southern Kuzbass Power Plant, which runs on steam coal and middlings, our power generating facilities work on blast furnace and coke gas, which are by-products
of our steelmaking and coke-chemical operations, and natural gas, which we purchase from third parties. In 2021, we consumed 1.7 billion cubic meters of blast furnace gas, 793.1 million cubic meters of coke gas and 727.5 million cubic meters of natural gas. In 2021, Southern Kuzbass Power Plant consumed approximately 1.0 million tonnes of steam coal and middlings sourced both from our own coal mining assets and from third parties.
Large amounts of water are also required in the production of steel. Water serves as a re-solvent,
accelerator and washing agent. Water is used to cool equipment components, to carry away waste, to help produce and distribute heat and power and to dilute liquids. One of the principal sources of water is rivers, and many of our production facilities recirculate a portion of water used for their production needs. For example, Chelyabinsk Metallurgical Plant sources 88% of its water needs from recirculated water and the rest from a local river. Izhstal sources 87% of its water needs from recirculated water, 7% from recycled water and the rest from a storage reservoir. Beloretsk Metallurgical Plant sources 77% of its water needs from recirculated and recycled water and the rest from a storage reservoir and a local river.
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
Trade restrictions
In the period from August 1, 2021 to December 31, 2021, the Russian Government introduced export duties for ferrous and non-ferrous
metals supplied outside the Eurasian Economic Union. These duties applied to most of our steel segment products and comprised of a base rate of 15% and a variable duty component, which was dependent on the type of exported metal and the level of its processing from raw materials. According to our estimates, losses from the effect of the imposed export duties amounted to approximately RUB 1.4 billion, which accounted for 0.5% of our steel segment revenues in 2021.
In July 2018, the European Union introduced a system of import quotas, according to which the import of steel to the European Union until July 2021 is limited to specific volumes established for 26 categories of steel products. For each category of steel products, the import quota is calculated on the basis of the average volume of all imports of these products to the European Union over the past three years. If the quota is exceeded, a duty of 25% will be charged. Each product category consists of several types of products. Quotas apply to all suppliers of steel to the European Union, and for certain product categories, quotas are set for different countries. In June 2021, the European Union prolonged the import quotas for three additional years starting from July 1, 2021. Our steel products supplied to the European Union are subject to these quotas. During the period from July 1, 2020 to June 30, 2021, the quota for the product category that includes beams produced by Chelyabinsk Metallurgical Plant for Russia amounted to 24.5 thousand tonnes, and the quota for the product category that includes rolled products produced by Izhstal for Russia amounted to 246.4 thousand tonnes. From July 1, 2021, there is no separate quota for Russia for the product category that includes beams and we are required to supply products within the total quota allocated to other countries. During the period between July 1, 2021 and June 30, 2022, the quota for rolled products for Russia is 241.6 thousand tonnes.

During March and April 2022, the European Union introduced a number of sanctions that prohibit import of certain iron and steel products if they originate in or have been exported from Russia. Sanctions also concern transportation of iron and steel products, as well as technical assistance, brokering services, financing or financial assistance, including financial derivatives, as well as insurance and re-insurance.
The prohibitions shall not apply to the execution until June 17, 2022 of contracts concluded before March 16, 2022, or ancillary contracts necessary for the execution of such contracts.
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
The following table sets out total volumes of electricity production by our group.

	2021	2020	2019

	(In million kWh)
Electricity	2,685.1	3,151.2	3,395.3
Southern Kuzbass Power Plant
Southern Kuzbass Power Plant is located in Kaltan in the Kemerovo region, which is in the southern part of Russia’s coal-rich Kuzbass district. It has a total installed capacity of 554 MW and installed heat capacity of 506 Gcal/h. In 2021, the plant generated 1,214.5 million kWh of electricity and 679.7 thousand Gcal of heat energy. We acquired Southern Kuzbass Power Plant in 2007.
Southern Kuzbass Power Plant uses steam coal and middlings as fuel, which are supplied to it mostly from local sources, including our Southern Kuzbass Coal Company. In 2021, it consumed approximately 0.8 million tonnes of steam coal and middlings sourced from Southern Kuzbass Coal Company.
The generation facilities of Southern Kuzbass Power Plant are listed below:

Generation Unit No.	Year of Manufacture	Month and Year of Commissioning at Southern Kuzbass Power Plant	Installed Capacity (MW)	Electricity Production in 2021 (million kWh)
VK-50-2 LMZ	1950	April 1951	53	115.2
VK-50-2 LMZ	1950	November 1951	53	—
VK-50-2 LMZ	1950	August 1952	53	154.1
VK-50-2 LMZ	1952	February 1953	53	88.3
T-115-8,8 LMZ	1996	December 2003	113	135.3
T-88/106-90 LMZ	1953	July 1954	88	352.7
VK-50-2 LMZ	1954	December 1954	53	49.8
T-88/106-90 LMZ	1953	September 1956	88	319.1

Total			554	1,214.5

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
Kuzbass Power Sales Company
Kuzbass Power Sales Company is the largest power distribution company in the Kemerovo region. Its marketed power volume in 2021 amounted to approximately 9.3 billion kWh. We acquired Kuzbass Power Sales Company in 2007. The addition of Kuzbass Power Sales Company, along with Southern Kuzbass Power Plant, allows us to increase revenues in our power segment.
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
Mechel Energo’s sales amounted to approximately 3.7 billion kWh of electricity purchased in the wholesale and retail electricity markets and 3.8 million Gcal of heat energy in 2021.
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
Our capital investment program includes capital spending of up to RUB 62.4 billion for 2022-2024. Our capital investment program is primarily targeted at expanding the mining segment and increasing the efficiency of the steel segment, including, inter alia
, investments of approximately RUB 37.2 billion in mining and approximately RUB 19.6 billion in steel. However, our ability to fully realize our capital investment program is dependent on our ability to generate cash flow and obtain additional financing. We may be limited in our ability to obtain financing on a project finance basis which may impose further restrictions on the operations of the project or require the economic returns of the project to be shared with investors or lenders.

In the mining segment, we expect to invest approximately RUB 15.6 billion in 2022-2024 for the maintenance and development of facilities and equipment of Southern Kuzbass Coal Company.
In the steel segment, we expect to invest approximately RUB 18.7 billion in 2022-2024 for maintenance of existing capacities, including RUB 10.0 billion in the modernization of oxygen-compressor production at Chelyabinsk Metallurgical Plant with the replacement of two air separation units to ensure the required efficiency and reliability of equipment. The main development project includes the modernization of steel-wire-rope production with installation of new drawing equipment at Beloretsk Metallurgical Plant.
The table below sets forth the major items of our capital expenditures by segment and facility for 2022-2024 (including cumulatively the expenditures made since the launch of the relevant project):

	Planned Increase in Capacity and/or Other Improvement	Approximate Total Planned Expenditures (1)	Year of Project Launch	Estimated Year of Completion

	(In millions of Russian rubles)
Mining Segment
Maintenance expenditures	Maintaining current coal and iron ore mining and coal and iron ore concentrate production	33,280	2022	2024

Steel Segment
Maintenance expenditures	Maintaining current output capacity	18,683	2022	2024

Beloretsk Metallurgical Plant
Modernization of steel-wire-rope production	Installation of new drawing equipment	1,297	2016	2023

Power segment
Maintenance expenditures	Maintaining current output capacity	2,223	2022	2024

Transport division
Maintenance expenditures	Maintaining current output capacity	1,346	2022	2024

Port Posiet
Technical modernization of Port Posiet	Increase of cargo-handling capacity to 9.0 million tonnes per annum	4,928	2009	2022

(1)	We estimate that approximately RUB 705.0 million of planned expenditures were spent on the aforementioned projects in 2021. In 2021, we spent RUB 4,705.2 million in total on capital expenditures.
Research and Development
We maintain research programs at the corporate level and at certain of our business units to carry out research and applied technology development activities. At the corporate level, we have a Department of Technology Development at Mechel-Steel Management (five employees) and a Technical Development Department at Mechel Mining Management (four employees). In December 2008, we established Mechel Engineering (144 employees) to carry out design and engineering works to increase the efficiency of our mining business. The head office of Mechel Engineering is located in Novosibirsk. Geological services provided by Mechel Engineering include: (1) geological survey work related to prospecting and developing minerals and coal deposits; (2) hydrogeological survey work; (3) monitoring of geological environment; (4) preparation of geological materials for feasibility studies and preparation of geological reports with reserves estimation; (5) test drilling; and (6) computer simulation of coal and ore deposits.

In the course of our research and development, we also contract with third-party consultants and Russian research institutions.
In addition to these activities performed at our corporate level, each of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and Urals Stampings Plant have specialized research divisions with a total of 136 employees involved in the improvement of existing technologies and products.
Our research and development expenses in the years ended December 31, 2021, 2020 and 2019 were not significant.
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
Some of our subsidiaries have entered into environment protection agreements with the Ministry of Natural Resources and Ecology of the Russian Federation and other authorities. Under these agreements, Chelyabinsk Metallurgical Plant and Bratsk Ferroalloy Plant are obliged to reduce the level of pollutants emission into the atmosphere by 20%, as well as to reduce the discharge of waste water into the Miass River in approximately three times by 2024.
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
The Federal Law “On Licensing of Certain Types of Activities,” dated May 4, 2011, as amended (the “
Licensing Law
”), as well as other laws and regulations, sets forth the activities subject to licensing and establish procedures for issuing licenses.
Under the Licensing Law, generally, licenses may be issued for an indefinite term. Some licenses, in particular, subsoil licenses may be issued for various periods. Upon the expiration of a license, it may be extended upon application by the licensee, provided the licensee is not in violation of the terms and conditions of the license and the relevant regulations.
Regulatory authorities maintain considerable discretion in the timing of issuing licenses and permits. The requirements imposed by these authorities may be costly, time-consuming and may result in delays in the commencement or continuation of exploration or extraction operations. Further, private individuals and the public at large possess rights to comment on and otherwise participate in the licensing process, including through challenges in the courts. For example, individuals and public organizations may file applications to Rosnedra and Rosprirodnadzor regarding subsoil abuse, damage to the subsoil and general environmental issues. Rosnedra and Rosprirodnadzor are required by law to review such applications and to respond to those who file them. In addition, individuals may make claims in court against state authorities for failing to enforce environmental requirements (for example, if a breach by the licensee of its license terms caused damage to an individual’s health, legal interests or rights), and pursuant to such a claim the court may order state authorities to suspend the subsoil license. Accordingly, the licenses we need may not be issued, or if issued, may not be issued in a timely fashion, or may impose requirements which restrict our ability to conduct our operations or to do so profitably.
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
The primary law regulating subsoil licensing is the Federal Law “On Subsoil,” dated February 21, 1992, as amended (the “
Subsoil Law
”), which sets out the regime for granting licenses for the exploration and extraction of mineral resources. According to the Subsoil Law, subsurface mineral resources are generally subject to the jurisdiction of the federal authorities.
Among different licenses required for mining minerals in Russia, the two major types of licenses are: (1) an exploration license, which is a non-exclusive
license granting the right of geological exploration and assessment within the license area, and (2) an extraction license, which grants the licensee an exclusive right to produce minerals from the license area. In practice, many of the licenses are issued as combined licenses, which grant the right to explore and produce minerals from the license area. A subsoil license defines the license area in terms of latitude, longitude and depth. The subsoil user has the right to develop and use, including sell, mineral resources extracted from the license area for a period specified in the license. The Russian Federation, however, retains ultimate state ownership of all subsoil mineral resources.
There are three major types of payments with respect to the extraction of minerals: (1) a lump-sum
payment for granting the right to use subsoil; (2) periodic payments for the use of subsoil under the Subsoil Law; and (3) the mineral extraction tax under the Russian Tax Code. Failure to make these payments could result in refusal to grant the right to use subsoil or the suspension or termination of the subsoil license. The Subsoil
Law-mandated
payments are not material to our mining segment’s results of operations. For coal, the basic rate of the mineral extraction tax ranges from RUB 11 to RUB 57 per tonne depending on the type of coal. At the same time, the actual rate of tax in respect of extracted coal is subject to indexation on a quarterly basis taking into account deflator coefficients adopted by the Ministry of Economic Development of the Russian Federation. For iron ore, the mineral extraction tax is 4.8%. Since 2021, the mineral extraction tax is calculated using a rental coefficient, which amounts to 1 or 3.5, depending on the extracted mineral. For coal, the rental coefficient amounts to 1, for iron ore it can be either 1 or 3.5, depending on the fulfillment of certain conditions. We apply the rental coefficient of 3.5 for iron ore. In 2021, mineral extraction taxes amounted to RUB 1,639 million, which are included in the consolidated statement of profit or loss and other comprehensive income as extraction related overheads.

From January 1, 2022, the procedure for calculating the mineral extraction tax for coking coal and iron ore was changed. The tax rate for coking coal is now calculated as one ruble per tonne of mined coking coal, with the specified rate being multiplied by a coefficient that takes into account the world price of coking coal in accordance with the SGX TSI FOB Australia Premium Coking Coal OTC Futures/Options index denominated in U.S. dollars per one tonne. The deflator coefficient does not apply in this case. The tax rate for iron ore is now calculated as one ruble per tonne of iron ore, with the specified rate being multiplied by a coefficient that takes into account indicators such as the world price of iron ore (with an iron content of 62%) in accordance with the SGX TSI Iron Ore CFR China (62% Fe Fines) Index Futures/Options index in U.S. dollars per one tonne, as well as the actual percentage of iron in the ore in the respective subsoil area. With effect from January 1, 2022, the rental coefficient for the extraction of iron ore is 1.
Extraction licenses and combined licenses are granted based on the results of an auction, which is held electronically from January 1, 2022. The winner of an auction is the bidder who has offered the largest lump-sum
payment for the use of subsoil. In limited circumstances, extraction licenses may be issued without holding an auction, for instance, for geological exploration of subsoil or to holders of exploration licenses who discover mineral deposits through exploration work.
Pursuant to the Subsoil Law, a subsoil plot is provided to a subsoil user as a “mining allotment,” i.e. a geometrical block of subsoil. Preliminary mining allotment boundaries are determined at the time the license is issued. Following the development and approval of a technical plan in accordance with established procedure, documents defining the adjusted mining allotment boundaries are incorporated as an integral part into the license. Pursuant to Resolution No. 2127 of the Government of the Russian Federation dated November 30, 2021, project documentation, before being approved by the subsoil user, is subject to approval by a commission created by Rosnedra or its territorial body, which comprises representatives from the Ministry of Natural Resources and Ecology of the Russian Federation, Rosnedra, Rosprirodnadzor and Rostekhnadzor.
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
Issuance of licenses
Subsoil licenses are issued by Rosnedra. Most of the currently existing extraction licenses owned by companies derive from:
(1) pre-existing
rights granted during the Soviet era and up to the enactment of the Subsoil Law to state-owned enterprises that were subsequently reorganized in the course of post-Soviet privatizations; or (2) tender or auction procedures held in the post-Soviet period. The Civil Code, the Subsoil Law and some other regulations contain major requirements relating to auctions. The Subsoil Law allows extraction licenses to be issued without an auction procedure only in limited circumstances, such as instances of geological exploration of subsoil or when the holder of an exploration license discovers a mineral deposit during the exploration phase. From January 1, 2022, new licenses are granted via electronic auction procedure.

Extension of licenses
The Subsoil Law permits a licensee to request an extension of an extraction license for the term of the expected operational life of the subsoil plot in order to complete the extraction from the subsoil plot covered by the license or the procedures necessary to vacate the land once the use of the subsoil is complete, provided the user is not in violation of the terms and conditions of the license and the relevant regulations.
In order to extend the period of a subsoil license, a company must file an application with territorial authorities of Rosnedra to amend the license. In addition, as we have seen in practice, a licensee may be required to prepare and provide to the authority amended technical documentation and development plan of the deposit under the license justifying the requested extension. The costs associated with the license extension are generally not substantial and mainly relate to preparing amendments to the technical documentation and development plan of the subsoil plot. Application to extend the period of subsoil license must be made not later than three months before its expiration.
To the best of our knowledge, derived from publicly available information, the relevant governmental authorities when determining whether to approve an amendment (including an extension) of a license consider the following: (1) the grounds for the amendments, with specific information as to how the amendments may impact payments by the licensee to the federal and local budgets; (2) compliance of the licensee with the conditions of the license; and (3) the technical expertise and financial capabilities that would be required to implement the conditions of the amended license. We have successfully extended certain of our subsoil licenses which were due to expire for the entire term of the expected operational life of the subsoil plots. The terms of the licenses were extended in accordance with the amendments we made to the development plans of the subsoil plots. Furthermore, as evidenced by a number of court cases during the past several years, license extensions are being rejected predominantly on the grounds of subsoil users being in violation of the material terms of the licenses. Though current regulation does not specify what license terms are material, current practice suggest that regulatory authorities tend to treat as material terms of the license the terms related to license payments, target production volumes, operational milestones, as well as other terms, breach of which could lead to termination of the subsoil use rights.
The factors that may, in practice, affect a company’s ability to obtain the approval of license amendments (including extensions) include: (1) its compliance with the license terms and conditions; (2) its management’s experience and expertise relating to subsoil issues; and (3) the relationship of its management with federal and/or local governmental authorities, as well as local governments. For a description of additional factors that may affect Russian companies’ ability to extend their licenses, see “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our business could be materially adversely affected if we fail to obtain or extend necessary subsoil licenses or fail to comply with the terms of our subsoil licenses.” See also “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation — Legal risks and uncertainties — Weaknesses relating to the Russian legal system and legislation create an uncertain investment climate.”
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
The fulfillment of license’s conditions is a major factor in the good standing of the license. If a licensee fails to fulfill the license’s conditions, the license may be terminated immediately or upon prior notice of Rosnedra demanding to eliminate violations, as well as the subsoil user’s rights may be limited by the licensing authorities. However, if a licensee cannot meet certain deadlines or achieve certain volumes of exploration work or extraction output as set forth in the license, it may apply to amend the relevant license conditions, though such amendments may be denied.
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
Non-payment
of mineral extraction taxes and failure to commence operations in a timely manner are often grounds for limitation or termination of licenses. Systematic non-compliance
with the target production volumes set out in the license and project documentation and failure to meet obligations to finance a project would also constitute violations of material license terms. In addition, certain licenses provide that the violation by a licensee of any of its obligations may constitute grounds for terminating the license.
Rosprirodnadzor routinely conducts scheduled and unscheduled inspections for compliance by subsoil users with the terms of their licenses and reports violations to Rosnedra. Rosnedra examines Rosprirodnadzor’s reports and, if violations constitute sufficient grounds for terminating the license, the Commission for Early Termination of Subsoil Licenses considers the nature of these violations and recommends that Rosnedra either (i) revoke the license; (ii) notify the subsoil user about the identified violations and potential termination of the license if the subsoil user fails to rectify the identified violations within a prescribed period of time; or (iii) consider that the actions described in (i) and (ii) above are unreasonable and accept the information provided by the subsoil user.
If the licensee does not agree with a decision of the licensing authorities, including a decision relating to the termination of a license or the refusal to change an existing license, the licensee may appeal the decision through administrative or judicial proceedings. In certain cases prior to termination, the licensee has the right to attempt to cure the violation within a period specified in the notice received from Rosnedra, which cannot be less than three months and more than twelve months. If the issue has been resolved within such period, no termination or other action may be taken.
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
Environmental Legislation in Russia
We are subject to laws, regulations and other legal requirements relating to the protection of the environment, including those governing the emission and discharge of substances into the air and water, the formation, distribution and disposal of hazardous substances and waste, the cleanup of contaminated sites, flora and fauna protection and wildlife protection. Issues of environmental protection in Russia are regulated primarily by the Federal Law “On Environmental Protection” dated January 10, 2002, as amended (the “
Environmental Protection Law
”), as well as by a number of other federal, regional and local legal acts.
Since 2008, the Ministry of Natural Resources and Ecology of the Russian Federation has been working on significant amendments to the Environmental Protection Law and other regulations. These amendments have already come into force or are gradually coming into force. The purpose of the amendments is to strengthen liability for companies’
non-compliance
with environmental laws and regulations, to improve the distribution of functions between state environmental agencies at both the federal and regional levels, to increase the role of public control over compliance with environmental standards, as well as to stimulate the use of the best available environmental technologies in production processes.
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
Pay-to-pollute
The Environmental Protection Law enacts a
“pay-to-pollute”
regime for negative impact on the environment.
“Pay-to-pollute”
payments (or payments for environmental pollution) are made for emissions of pollutants into the atmospheric air, discharges of pollutants into water bodies, storage, burial, disposal of industrial and consumer waste.
Rosprirodnadzor established standards relating to the permissible impact on the environment and, in particular, standards of permissible emissions and discharges and waste disposal limits. In case of non-compliance
with the statutory standards a company may obtain temporary approved limits on emissions and discharges on the basis of permits valid only during the period of implementation of environmental measures. The establishment of limits is allowed only upon the availability of a plan for emissions and discharges reduction agreed with Rosprirodnadzor. The emissions and discharges reduction plan is required to be implemented within a specific period with an annual submission of a report on its implementation to Rosprirodnadzor.

Rosprirodnadzor may revoke the limits, if the company fails to implement measures to reduce emissions and discharges in a timely manner. If, by the end of that period, the company’s emissions and discharges are still in excess of the statutory standards, a new plan must be submitted to Rosprirodnadzor for review and approval in order to receive new limits.
Fees for the emission/discharge per tonne of each contaminant into air and water and fees for waste disposal are established by governmental authorities. These fees are determined on a sliding scale for both the statutory standards and individually approved limits on emissions and discharges, as well as for pollution in excess of these limits: the lowest fees are imposed for pollution within the statutory standards, intermediate fees are imposed for pollution within the individually approved temporary limits (within limit fees; exceed the fees within the statutory standards by 25 times) and the highest fees are imposed for pollution exceeding such limits (above-limit fees; exceed the fees within the statutory standards or individually approved temporary limits by 100 times). Above-limit fees for the disposal of industrial and consumer waste exceed the fees within the statutory limits by 25 times. Payment of above-limit fees does not relieve the company from the responsibility as provided by Russian law, as well as the development and implementation of environmental measures aimed at reducing the negative impact on the environment. In 2021, we incurred above-limit fees and penalties in Russia in the amount of approximately RUB 269.6 million.
Environmental expert review
According to the Federal Law “On Environmental Expert Review” dated November 23, 1995, as amended (the “
EER Law
”), environmental expert review is a process of verifying the compliance of project documentation with environmental standards and technical regulations for the purpose of preventing a negative environmental impact. The EER Law provides for the main principles for conducting environmental expert review and for the type of documentation which is subject to such review.
In relation to our operating companies, all documentation underlying the issuance of some of our licenses is subject to environmental expert review.
Review of documentation related to capital construction is regulated under the Urban Development Code, dated December 29, 2004, as amended (the “
Urban Development Code
”). The Urban Development Code provides for governmental inspection to verify the compliance of project documentation with relevant technical regulations, including sanitary-epidemiological and environmental regulations, requirements for the protection of objects of cultural heritage, as well as fire, industrial, nuclear and other kinds of safety requirements, and compliance with the results of engineering surveys with relevant technical regulations.
Environmental enforcement authorities
Currently, state environmental regulation is administered by the Ministry of Natural Resources and Ecology of the Russian Federation; supervisory functions are exercised by federal services and their territorial bodies, in particular, Rosprirodnadzor and the Federal Service for Hydrometrology and Environmental Monitoring. The responsibilities of these departments include, among others, protection and supervision of the state of the environment and rational use of subsoil resources, enforcement of environmental legislation, drafting and approving regulations and filing court claims to recover environmental damages. The statute of limitations for such claims is 20 years.
The Ministry of Natural Resources and Ecology of the Russian Federation is responsible for coordinating the work of the federal services and agencies, such as Rosprirodnadzor, the Federal Service for Hydrometrology and Environmental Monitoring, Rosnedra, the Federal Agency for Forestry and the Federal Agency for Water Resources.
The structure of environmental enforcement authorities described above was established in 2004. This structure was subjected to certain changes in 2008 and 2010. In particular, the Ministry of Natural Resources was transformed into the Ministry of Natural Resources and Ecology of the Russian Federation. In late 2010, this structure was further changed and the powers previously held by Rostekhnadzor in the field of environmental protection regarding the limitation of negative industrial impact, waste treatment and state environmental impact assessments were transferred to Rosprirodnadzor which is coordinated by the Ministry of Natural Resources and Ecology of the Russian Federation.
Environmental liability
If the operations of a company violate environmental requirements or cause damage to the environment or any individual or legal entity, a control and supervision action may be initiated to limit or terminate these operations. Based on the results of control and supervisory activities, a legal entity may be ordered to eliminate the identified violations. Any company or officers that fail to comply with environmental regulations may be subject to administrative liability, and individuals may be held criminally liable. Courts may also impose cleanup obligations on violators in lieu of or in addition to imposing fines or other penalties to compensate for damages.
From January 1, 2022, fines for
non-compliance
with the orders of Rosprirodnadzor have been increased for legal entities up to RUB 200,000 and in case of repeated violation up to RUB 300,000; for officials up to RUB 50,000 and in case of repeated violation up to RUB 100,000 or temporary removal from office. In addition, Rosprirodnadzor is now authorized to impose these fines for non-compliance
with its orders by itself.
Each subsoil license contains requirements for environmental protection established by law. Fines for non-compliance
and reclamation requirements are generally low; however, repeated failure to comply with environmental requirements can result in a suspension of mining operations.
Reclamation
We conduct our reclamation activities for land damaged by production in accordance with the current environmental legislation. In general, our reclamation activities involve both a technical stage and a biological stage. In the technical stage, we backfill the pits, grade and terrace mound slopes, level the surface of the mounds, and add potentially fertile soil rocks on top for greater adaptability of young plants. In the biological stage, we plant conifers (pine, larch, cedar) on horizontal and gently sloping surfaces and shrubs and bushes to reinforce inclines. Russian environmental regulations do not require mines to achieve the approximate original contour of the property as is required, for example, in the United States. Generally, reclamation should ensure the restoration of disturbed lands for their further use in agricultural, forestry, water management, recreational and other purposes. In 2021, we incurred reclamation costs in Russia of approximately RUB 15 million.
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
In December 2015 at the Paris climate conference, 196 countries adopted the United Nations Framework Convention on Climate Change. Russia ratified the Paris Agreement and it came into force on November 6, 2019. The agreement sets out a global action plan to avoid climate change. The Russian Federation shall develop a long-term plan to reduce greenhouse gas emissions and shall establish a strategy on adaptation to climate change. In 2015-2017, the Ministry of Natural Resources and Ecology of the Russian Federation approved a number of methodology guidelines for the quantification of the amount of greenhouse gas emissions by legal entities conducting business and other activities in Russia.

In 2018, the Ministry of Economic Development of the Russian Federation proposed a draft law on state regulation of greenhouse gas emissions. On December 30, 2021, the Federal Law
No. 296-FZ
“On the Limitation of Greenhouse Gas Emissions,” dated July 2, 2021, entered into force. The new law enacts mandatory carbon reporting to authorized government body and also introduces the concept of a “target indicator for the reduction of greenhouse gas emissions,” which will be set by the government bodies based on the absorbing capacity of forests and other ecosystems and goal to ensure sustainable and balanced social and economic development of Russia.
Technical Regulations
We are subject to various technical regulations and standards which apply to industrial manufacturing businesses. The Federal Law
No. 184-FZ
“On Technical Regulation” dated December 27, 2002, as amended (the “
Technical Regulation Law
”) has introduced a new regime for the development, enactment, application and enforcement of mandatory rules applicable to production, manufacturing, storage, transportation, sales and certain other operations and processes, as well as new regulations relating to the quality of products and processes, including technical regulations, standards and certification. It was expected that these rules or technical regulations would replace the previously adopted state standards (the so-called
GOSTs). Currently, national and interstate standards which would standardize technical regulations are being developed. However, considerable part of technical regulations have not been implemented yet, and, in the absence of such technical regulations, the existing federal laws and regulations, including GOSTs, that prescribe rules for different products and processes remain in force to the extent that they protect health, property, the environment and/or consumers. In addition, the federal standardization authority has declared GOSTs and interstate standards adopted before July 1, 2003 to be the applicable national standards.
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
The principal law regulating industrial safety is the Federal Law “On Industrial Safety of Hazardous Production Facilities,” dated July 21, 1997, as amended (the “
Safety Law
”). The Safety Law applies, in particular, to production facilities and sites where certain activities are conducted, including sites where load-lifting machines are used, where melts of ferrous and nonferrous metals are produced, used, stored and transported, where hazardous substances are stored and used (including allowed concentrations), where equipment operating under excessive pressure is used and where certain types of mining is done. There are also regulations that address safety rules for coal mines, the production and processing of ore, the blast-furnace industry, steel smelting, alloys and nickel production. Additional safety rules also apply to certain industries, including fuel and energy complex, metallurgical and coke-chemical industries and the foundry industry.
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
A company that operates a hazardous production facility of I and II hazard classes must develop an industrial safety declaration, a document which reflects a comprehensive assessment of the accident risk and the associated threat, including an analysis of the adequacy of the measures taken to prevent accidents, as well as to localize and eliminate the consequences of an accident at the hazardous production facility. The industrial safety declaration must be approved by the chief executive officer of the company that operates hazardous production facility and submitted to the territorial office of Rostekhnadzor for inclusion in the register.
Companies that operate such production facilities and sites have a wide range of obligations under the Safety Law and the Labor Code of Russia of December 30, 2001, as amended (the “
Labor Code
”). In particular, they must organize an occupational safety management system, limit access to such sites to qualified specialists, maintain industrial safety controls and carry insurance for third-party liability for injuries caused in the course of operating industrial sites. Russian regulations require these companies to enter into contracts with professional emergency response units or create their own emergency response services in certain cases, create systems to cope with and notify the authorities of accidents and maintain these systems in good working order. Companies are also required to conduct a special assessment of working conditions and occupational risks in the workplace to identify occupational risks and hazards in their workplaces.
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
Russian Antimonopoly Regulation
The Federal Law “On Protection of Competition,” dated July 26, 2006, as amended (the “
Competition Law
”), provides for a mandatory
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
The Strategic Industries Law
The Strategic Industries Law, dated April 29, 2008, as amended, regulates foreign investments in companies with strategic importance for the national defense and security of the Russian Federation (“
Strategic Companies
”). The Strategic Industries Law provides an exhaustive list of strategic activities, engagement in which makes a company subject to restrictions. Among others, the list of such activities includes exploration and/or production of natural resources on subsoil plots of federal importance. Subsoil plots of federal importance include plots with deposits of uranium, diamonds, high-purity quartz ore, nickel, cobalt, niobium, lithium, beryllium, tantalum, yttrium-group rare-earth metals and platinoid metals. They also include deposits of oil, gas, vein gold and copper which are above certain size limits specified in the Subsoil Law, as well as subsoil plots of the internal sea, territorial sea and continental shelf; and subsoil plots, the use of which requires the use of land plots included in the category of national defense and security land. The Strategic Subsoil List was first officially published in
Rossiyskaya Gazeta
on March 5, 2009. Services rendered by business entities included into the register of natural monopolies pursuant to the Federal Law “On Natural Monopolies,” dated August 17, 1995, as amended, with certain exceptions, are also considered to constitute strategic activity. Furthermore, production and sale of metals, alloys with special features or raw materials that are used in production of weapons and military equipment is also deemed to be a strategic activity starting from July 2017. The production and distribution of industrial explosives is also deemed to be activity of strategic importance for national defense and homeland security.
Investments resulting in a foreign investor or a group of entities obtaining control over a Strategic Company, or acquiring fixed assets of a Strategic Company representing 25% or more of its balance sheet value, require prior approval from state authorities. The procedure for issuing such consent will involve a special governmental commission on the control of foreign investments (the “
Governmental Commission
”), which was established by a government resolution dated July 6, 2008 as the body responsible for granting such consents, and the FAS, which is authorized to process applications for consent from foreign investors and to issue such consents based on the decisions of the Governmental Commission. “
Control
” for these purposes means an ability to determine, directly or indirectly, decisions taken by a Strategic Company, whether through voting at the general shareholders’ (or limited liability company interest-holders’) meeting of the Strategic Company, participating in the board of directors or management bodies of the Strategic Company, or acting as the external management organization of the Strategic Company or otherwise. Thus, generally, “control” will be deemed to exist if any foreign investor or a group of entities acquires more than 50% of the shares (or limited liability interests) of a Strategic Company, or if by virtue of a contract or ownership of securities with voting rights it is able to appoint more than 50% of the members of the board of directors or of the management board of a Strategic Company. However, there are special provisions for Strategic Companies involved in the exploration or extraction of natural resources on plots of federal importance (“
Subsoil Strategic Companies
”): a foreign

investor or group of entities is considered to have control over a Subsoil Strategic Company when such foreign investor or group of entities holds directly or indirectly 25% or more of the voting shares of the Subsoil Strategic Company or holds the right to appoint its sole executive officer and/or 25% or more of its management board or has the unconditional right to elect 25% or more of its board of directors. At that, pursuant to the amendments to the Strategic Industries Law, which were adopted on May 31, 2018 and entered into force on June 12, 2018, foreign investors which do not submit to the FAS information on their beneficiaries, beneficial owners and controlling parties, or organizations controlled by such foreign investors, are prohibited from obtaining control over a Strategic Company or acquiring fixed assets of a Strategic Company representing 25% or more of its balance sheet value, save for certain exceptions specified in the amendments to the Strategic Industries Law in 2021.
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
inter alia
:

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
Salary
In accordance with Russian law, the minimum salary in Russia is RUB 13,890 per month starting from January 1, 2022.
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
The activities of trade unions are generally governed by the Federal Law “On Trade Unions, Their Rights and Guarantees of Their Activity,” dated January 12, 1996, as amended (the “
Trade Union Law
”). Other applicable legal acts include the Labor Code, which provides for more detailed regulations relating to activities of trade unions.
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
Pursuant to the Federal Law “On the Electric Power Industry”
No. 35-FZ
dated March 26, 2003, as amended (the “
Electric Power Industry Law
”), the electric power industry entities are organizations engaged in the production of electricity, heat energy and capacity, purchase and sale of electricity and capacity, power supply of consumers, rendering services in electricity transmission, operational-dispatching management in the electric power industry, sales of electric energy (capacity), organizing of purchase and sale of electric energy and capacity.
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
Organizations of commercial infrastructure include Trading System Administrator JSC, Financial Settling Center JSC and Association NP Market Council. Association NP Market Council was established in order to balance the interests of the electricity market participants and to ensure the unity of the commercial infrastructure operation. Activities of infrastructure organizations, including pricing and conditions of interaction with contractors, are subject to state regulation and control.
The Russian Government is currently considering amendments to the Electric Power Industry Law to introduce a mechanism for financial supervision of guaranteeing suppliers and power sales organizations, which will be conducted by Association NP Market Council.
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
Trading on the wholesale electricity and capacity market is conducted in accordance with the agreement on accession to the trading system and wholesale market regulations which are developed and adopted by Association NP Market Council.
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
Below, we provide a discussion of our operations through 2021. The ongoing geopolitical conflict is creating challenges for our company and business. See “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation — Geopolitical disagreements between Russia and Ukraine and sanctions imposed as a result thereof could adversely affect our business, financial condition and results of operations” and note 26 to the consolidated financial statements.
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

Name	Location of Assets	Product/Business	Date Control Acquired/Date of Incorporation	Voting Interest (1)
Mining Segment
Southern Kuzbass Coal Company	Russia	Coking coal, steam coal, anthracite and PCI	January 1999	99.1%
Korshunov Mining Plant	Russia	Iron ore concentrate	October 2003	90.0%
Port Posiet	Russia	Seaport: coal warehousing and transshipment	February 2004	97.8%
Mechel Coke	Russia	Coke and chemical products	June 2006	100.0%
Moscow Coke and Gas Plant	Russia	Coke and chemical products	October 2006	99.5%
Yakutugol	Russia	Coking coal, steam coal	October 2007	100.0%
Port Temryuk	Russia	Seaport: coal and metal transshipment	March 2008	100.0%

Steel Segment
Chelyabinsk Metallurgical Plant	Russia	Semi-finished products, long and flat steel products	December 2001	93.7%
Vyartsilya Metal Products Plant	Russia	Wire products	May 2002	93.3%
Beloretsk Metallurgical Plant	Russia	Long steel products, wire products	June 2002	91.4%
Urals Stampings Plant	Russia	Stampings and forgings	April 2003	90.0%
Mechel Nemunas	Lithuania	Wire products	October 2003	100.0%
Izhstal	Russia	Long steel products, semi- finished products	May 2004	90.0%
Port Kambarka	Russia	River port	April 2005	90.4%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	August 2007	100.0%

Power Segment
Mechel Energo	Russia	Power sales	February 2004	100.0%
Southern Kuzbass Power Plant	Russia	Power generation	April 2007	98.3%
Kuzbass Power Sales Company	Russia	Electricity distribution	June 2007	72.1%

(1)
The percentages provided in this table are as of December 31, 2021. Some of our Russian subsidiaries have preferred shares outstanding that have voting rights similar to the common shares rights if dividends on those shares have not been paid. We have calculated voting interests by including these preferred shares for subsidiaries where dividends have not been paid.

Intersegment sales
We are an integrated group with operations organized into mining, steel and power segments. Our group companies supply materials to other companies in the same reporting segment or different reporting segments. For example, for the year ended December 31, 2021:

•	The mining segment supplied approximately 28% of the steel segment’s iron ore feed requirements, 100% of the steel segment’s coke requirements and 82% of the power segment’s coal requirements;

•	The steel segment supplies wires, ropes, wire products and other metal products to the mining segment for use in its day-to-day operations; and

•	Our co-generation facilities supplied approximately 26% of our group’s overall electricity requirements.
The prices at which we record these transfers are based on market prices, and these transactions are eliminated as intercompany transactions for the purposes of our consolidated financial statements. For the period-on-period
discussion of the results of operations by segments, such transfers are included in segment revenues and cost of sales.
Recent acquisitions and disposals
There were no significant acquisitions or disposals during 2019-2021, save as disclosed below.
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
Disposal of the Elga coal complex was recognized as a discontinued operation in our consolidated financial statements and results of operations of the Elga coal complex were excluded from continuing operations and were reported as discontinued operations for the period ended December 31, 2020 and prior periods. See note 24 to the consolidated financial statements.
Factors Affecting Our Results of Operations and Financial Condition
Our results of operations are affected by a variety of factors, including, but not limited to, the following:
Cyclical nature of business and impact of macroeconomic factors
Our mining business sells significant amounts of coal to third parties and our revenues depend significantly on these sales. Cyclical and other changes in the world market prices for coal, coke and iron ore affect the results of our mining operations. The changes in these prices result from factors which are beyond our control, such as market supply and demand. The global coal, coke and iron ore supply and demand balance is strongly influenced by interdependent global economic and industrial demand cycles, as well as supply chain-related constraints such as shipping capacity, availability of rolling stock, transportation bottlenecks, production disruptions and natural disasters. Prices for the products of our mining business have varied significantly in the past and could vary significantly in the future. See “— Price trends for products” below. See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our business, financial condition, results of operations and prospects” and “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation — Geopolitical disagreements between Russia and Ukraine and sanctions imposed as a result thereof could adversely affect our business, financial condition and results of operations.”
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
Global real GDP grew at 2.6% in 2019, contracted by 3.4% in 2020 and grew at 5.5% in 2021, according to World Bank. According to Rosstat, Russia recorded GDP growth of 2.0% in 2019, contraction of 3.1% in 2020 and growth of 4.7% in 2021. In 2019, global economic growth slowed, while world trade tensions intensified. In 2020, the coronavirus had a significant impact on the economy, slowing down the development of the global economy, which resulted in negative indicators for the year. Year ended December 31, 2021 was a period of global economic recovery after the
COVID-19
pandemic.
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
Consolidation trends in the mining and steel industries
The consolidation trends in mining and steel industries in 2021 were largely affected by various complications and restrictions related to
COVID-19,
ongoing trade tensions and geopolitical instability. Strategic investors seeking growth through acquisitions were predominant players in the M&A market. We believe that measures taken to stimulate the economy and easing of global trade tensions could attract financial investors in mining and steel industries and reopen consolidation opportunities for strategic investors.
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

Price trends for products
Coking coal and steam coal
In the first half of 2019, spot metallurgical coal prices remained generally above $200 per tonne (FOB Australia). The strength in prices was primarily attributed to tight seaborne supply. However, in the second half of 2019, weak demand fundamentals, increasing coal supply, weak steel margins and escalating trade tensions dragged seaborne coking coal prices down, and by the end of the year, restrictions on coal imports at Chinese ports further escalated the downward pressures on metallurgical coal prices. Thus, premium hard coking coal spot price fell significantly to $134 per tonne in December 2019, according to CRU. The average contract price in 2019 was $185 per tonne (FOB Australia), according to CRU. The spot price averaged $178 per tonne (FOB Australia) in 2019, according to CRU. In the first quarter of 2020, coking coal spot prices were staying above $150 per tonne (FOB Australia) as
COVID-19
caused coal supply disruptions in China. In June 2020, premium hard coking coal spot price fell to $111 per tonne (FOB Australia) as Chinese domestic coal output recovered and the rest of the world demand tumbled down due to
COVID-19,
according to CRU. In October 2020, China imposed a ban on coal imports from Australia and premium hard coking coal spot price fell to $102 per tonne (FOB Australia) in December 2020, according to CRU. The average contract price in 2020 was $126 per tonne (FOB Australia), 32% lower than the average contract price in 2019, according to CRU. The spot price averaged $123 per tonne (FOB Australia) in 2020, which was 31% lower than the average spot price in 2019, according to CRU. In the first half of 2021, metallurgical coal spot prices were driven by reshuffling of trade flows after Chinese ban on Australian coal deliveries that led to premium on CFR China basis up to $119 per tonne comparing to premium hard coking coal FOB Australia, according to CRU. In the second half of 2021, Chinese metallurgical coal market was extremely undersupplied. Additional pressure in the market was a result of reduction of Mongolian coal supplies due to
COVID-19
outbreak that limited import to China. Domestic production in China was suffering due to continuing safety checks since April 2021. Limited supply and strong demand led metallurgical coal prices to historical peak in October and reflected on spot price of premium hard coking coal to $400 per tonne (FOB Australia), according to CRU. The average coking coal contract price in 2021 was $203 per tonne (FOB Australia), 61% higher than the average contract price in 2020, according to CRU. The spot price averaged $223 per tonne (FOB Australia) in 2021, which was 81% higher than the average spot price in 2020, according to CRU.
Steam coal spot prices fell from $69 per tonne (5,500 NAR CFR China) in the first quarter of 2019 to $63 per tonne (5,500 NAR CFR China) in the third quarter of 2019, according to CRU. Such price dynamics were caused by multiple factors, such as mild weather, a slowdown in Chinese power demand growth, coal phase-out
policies in the EU, combined with lower gas prices. The average price in 2019 was $65 per tonne (5,500 NAR CFR China), according to CRU. In 2020, steam coal spot prices fell from $64 per tonne (5,500 NAR CFR China) in the first quarter to $55 per tonne (5,500 NAR CFR China) in the fourth quarter as
COVID-19
restrictions impacted world power consumption. In December 2020, steam coal spot prices increased to $67 per tonne (5,500 NAR CFR China) on the back of coal production cuts in major exporting countries and stronger demand in China. The average price in 2020 was $54 per tonne (5,500 NAR CFR China), 17% lower than the average price in 2019, according to CRU. In 2021, China spurred the demand of electricity due to robust economic growth. In the first half of 2021, electricity generation in China increased by 15% compared to both 2020 and 2019 levels, however domestic coal production increased by just 6%, according to CRU. Safety and environmental checks at Chinese coal mines combined with Australian’s coal import ban pushed steam coal spot price to $116 per tonne (5,500 NAR CFR China) in June 2021. Additional pressure in the market was a result of Indonesian and South African logistical constraints which had a significant positive effect on the seaborne prices of steam coal in the fourth quarter. Natural gas prices soared in September in Europe and Asia resulting in coal-fired generation being more competitive. The demand from coal-fired generation was reflected in October average monthly price of $206 per tonne (5,500 NAR CFR China). In the fourth quarter of 2021, steam coal prices dropped to $133 per tonne (5,500 NAR CFR China) because of the Chinese government’s regulation aimed at boosting coal production and limiting the price volatility by requiring Chinese power companies to enter into long-term coal supply agreements. The average steam coal price in 2021 was $121 per tonne (5,500 NAR CFR China), 125% higher than the average price in 2020, according to CRU.

Iron ore
Iron ore spot prices rose sharply in 2019 due to global supply shortage after Vale tailings dam failure in Brazil in January 2019. The average spot price in 2019 was $93 per dry metric tonne (62% Fe, CFR China), according to MMI. In 2020, iron ore spot prices increased due to higher iron ore imports in China and disruptions to Brazilian supply. The average spot price in 2020 was $108 per dry metric tonne (62% Fe, CFR China) which was 17% higher than the average price in 2019, according to MMI. In 2021, spot prices for iron ore increased sharply due to introduction of sintering and blast furnace restrictions as antipollution measures in China. These measures resulted in decrease of domestic steel supply, increased demand for imported goods and higher prices for steel and iron ore. The average spot price for iron ore in 2021 reached $160 per dry metric tonne (62% Fe, CFR China) which was 48% higher than the average price in 2020, according to MMI.
Coke
In 2019, blast furnace coke prices sharply decreased from $398 per tonne (CFR Northern Europe) in the first quarter to $258 per tonne (CFR Northern Europe) in the fourth quarter, according to CAMR. The decline in coke prices was in line with lower coking coal prices in 2019. The average domestic coke price in 2019 was RUB 17,284 per tonne (including VAT, FCA basis), according to Metal Expert. In 2020, blast furnace coke prices decreased marginally from $242 per tonne (CFR Northern Europe) in the first quarter to $237 per tonne (CFR Northern Europe) in the fourth quarter, according to CAMR.
COVID-19
lockdowns resulted in decline in coke demand and production in Europe and activity in the market was slow in 2020. The average domestic coke price in 2020 was RUB 14,388 per tonne (including VAT, FCA basis), which was 17% lower than the average price in 2019, according to Metal Expert. In the first half of 2021, the global economy continued to recover from previous year severe downturn. Chinese coke prices surged at the start of 2021, peaking at
$460-$470
per tonne (FOB China) in February. European coke prices increased gradually from $330 per tonne in January to $400 per tonne in June (CFR Northern Europe), according to CAMR. In the second half of 2021, prices increased from
$410-$430
per tonne (FOB China) in July to $550 per tonne (FOB China) by the end of August. The reason was severe shortages of coking coal that resulted in prices peaking at
$620-$650
per tonne (FOB China) in October. In Europe coke prices peaked in the fourth quarter of 2021 at the level of $630 per tonne (CFR Northern Europe), according to CAMR. The average domestic coke price in 2021 was RUB 33,845 per tonne (including VAT, FCA basis), which was 135% higher than the average price in 2020, according to Metal Expert.
Steel
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
year-on-year)
per tonne as a result of declined export scrap market during almost the whole year, which was due to economic slowdown in the global economy caused by the
COVID-19
pandemic. In 2021, the average Russian domestic price for rebar increased to RUB 62,563 (+74%
year-on-year)
per tonne due to increasing export demand for steel products, in particular square billets and scrap, according to Metal Expert. The average export price for square billets increased to $609 (+53%
year-on-year)
per tonne, according to Metal Expert. The increase in prices for square billets was due to an increase in demand from consumers across the globe, low volumes of contracting during the pandemic in 2020, as well as against the backdrop of the introduction of export duties on semi-finished products and rolled products from August 2021.
Ferrosilicon
In 2019, ferrosilicon prices were in a narrow range of
$1,150-$1,243
per tonne (75% Si, CIF Japan). The average price for ferrosilicon in 2019 was $1,185 per tonne (75% Si, CIF Japan), according to TEX. Between

January and October 2020, volatility in the ferrosilicon market remained low. In November and December 2020, there was an increase in ferrosilicon prices due to shortage of containers and an increase in the cost of delivery. In 2020, global steel production (excluding China) decreased by 9.7% compared to 2019 with steel production in China increasing by 5.6%, according to the World Steel Association. Strong demand for steel and ferroalloys in China was driven by economic growth in 2020 attributable to investments and monetary stimulus. The average price for ferrosilicon in 2020 was $1,165 per tonne (75% Si, CIF Japan), which was 1.7% lower compared to 2019, according to TEX. Between January and May 2021, price changes for ferrosilicon were insignificant. From May to mid-September
2021, ferrosilicon prices slightly increased amid a decline in ferrosilicon production due to introduction of environmental restrictions in China. At the end of September 2021, prices increased to
$4,000-$4,600
per tonne (75% Si, CIF Japan) as a result of more stringent restrictions on ferrosilicon production and increased demand from export consumers. In October 2021, ferrosilicon prices reached a record high of
$4,400-$5,000
per tonne (75% Si, CIF Japan) due to energy crisis in China. Following intervention of the Chinese government in the energy crisis and stabilization of the situation, prices quickly fell to the levels of
$2,000-$2,150
per tonne (75% Si, CIF Japan) by the end of the year. The average price for ferrosilicon in 2021 was $2,150 per tonne (75% Si, CIF Japan), which was 88% higher compared to 2020, according to TEX.
Freight costs
Year ended December 31, 2021 was a year of recovery in dry bulk markets. A rebound in trade volumes, moderate fleet growth and logistical inefficiency, caused by
COVID-led
protocols on port calls and crew changes, resulted in rates soaring with BDI (Baltic Dry Index) reached a
12-year
high in the third quarter of 2021. At the same time, rapid economic recovery and overall trade improvement were uneven through 2021 and the dry bulk sector experienced volatility in vessels’ demand and freight rates as a reaction to pandemic waves, energy shortages and high coal and natural gas prices. Rates across the dry bulk sector surged. The average Capesize rate was $33,305 per day in 2021 compared to $13,073 per day in 2020. The average Supramax rate was $26,776 per day in 2021 compared to $8,189 per day in 2020. The average Panamax rate was $26,859 per day in 2021 compared to $8,587 per day in 2020. The average rate for Handysize vessels in 2021 was $25,668 per day compared to $6,037 per day in 2020.
COVID-19
Although there was no significant impact of
COVID-19
outbreak on our results of operations, further development of the situation with
COVID-19
and related quarantine measures can have an impact on our results of operations. In particular, further
COVID-19
outbreak may result in lower demand for our products, negatively impact our revenues and affect our results of operations. Furthermore,
COVID-19
quarantine measures, including any import restrictions, may affect our ability to use the logistics infrastructure and deliver our products to the customers, which in turn may negatively affect our working capital due to prolonged delivery of our products, revenues and results of operations. In addition, further
COVID-19
outbreak may result in inability of the group to receive goods and services from suppliers that we need for our day-to-day
operations, which in turn may disrupt our production levels and have a material adverse effect on our revenue, as well as impact our working capital due to prolonged delivery of various supplies such as electrodes, refractory products, imported equipment and spare parts for imported equipment, which are routinely used in our operations.
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
Tax
Any changes in tax and tax liabilities can
affect our results of operations and financial condition. However, we believe that we have paid or accrued all taxes that are applicable. Where uncertainty exists, we have accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. We accrued RUB 917 million, RUB 956 million and RUB 1,535 million of tax claims other than income tax that management believes are probable as of December 31, 2021, 2020 and 2019, respectively. In addition, income tax claims that management believes are probable were accrued. See note 18 to the consolidated financial statements.
Results of Operations
The following table sets forth our consolidated statement of profit or loss data for the years ended December 31, 2021, 2020 and 2019.

	Year Ended December 31,
	2021		2020		2019
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues

	(In millions of Russian rubles, except for percentages)
Revenue from contracts with customers	402,074	100.0%	265,454	100.0%	287,153	100.0%
Cost of sales	(223,993)	(55.7%)	(170,605)	(64.3%)	(183,086)	(63.8%)

Gross profit	178,081	44.3%	94,849	35.7%	104,067	36.2%
Total selling, distribution and operating income and (expenses), net	(75,415)	(18.8%)	(74,924)	(28.2%)	(69,867)	(24.3%)

Operating profit	102,666	25.5%	19,925	7.5%	34,200	11.9%
Total other income and (expense), net	(13,536)	(3.4%)	(57,550)	(21.7%)	(15,212)	(5.3%)

Profit (loss) before tax from continuing operations	89,130	22.2%	(37,625)	(14.2%)	18,988	6.6%
Income tax expense	(6,511)	(1.6%)	(2,528)	(1.0%)	(7,913)	(2.8%)

Profit (loss) from continuing operations	82,619	20.5%	(40,153)	(15.2%)	11,075	3.9%
Profit (loss) after tax from discontinued operations	—	0.0%	41,609	15.7%	(6,790)	(2.4%)

Profit	82,619	20.5%	1,456	0.5%	4,285	1.5%

Less: profit attributable to non-controlling interests	2,049	0.5%	648	0.2%	1,876	0.7%

Profit attributable to equity shareholders of Mechel	80,570	20.0%	808	0.3%	2,409	0.8%

Year ended December 31, 2021 compared to year ended December 31, 2020
Revenues
Consolidated revenues increased by RUB 136,620 million, or 51.5%, to RUB 402,074 million in the year ended December 31, 2021 from RUB 265,454 million in the year ended December 31, 2020.

The sales increase was mainly due to an increase in sales prices of coking coal concentrate and coke in our mining segment and sales prices of main products in our steel segment.
The following table sets forth our net revenues by segment, including a breakdown by sales to third parties and other segments.

	Year Ended December 31,
Revenues by Segment	2021	2020

	(In millions of Russian rubles, except for percentages)
Mining segment
To third parties	110,791	70,881
To power segment	1,967	1,518
To steel segment	52,215	32,884

Total	164,973	105,283

Steel segment
To third parties	262,500	166,885
To power segment	4,081	3,993
To mining segment	1,845	2,633

Total	268,426	173,511

Power segment
To third parties	28,783	27,688
To steel segment	11,522	10,775
To mining segment	5,114	4,994

Total	45,419	43,457

Eliminations	76,744	56,797

Consolidated revenues	402,074	265,454

% from mining segment	27.6%	26.7%
% from steel segment	65.3%	62.9%
% from power segment	7.1%	10.4%
Mining segment
Our mining segment revenues increased by RUB 59,690 million, or 56.7%, to RUB 164,973 million in the year ended December 31, 2021 from RUB 105,283 million in the year ended December 31, 2020.
Coking coal concentrate sales to third parties increased by RUB 7,365 million, or 29.5%, to RUB 32,341 million in the year ended December 31, 2021 from RUB 24,976 million in the year ended December 31, 2020, as a result of an increase in sales prices of RUB 15,165 million that was partially offset by a decrease in sales volumes of RUB 7,800 million. The average coking coal contract price in 2021 was $203 per tonne (FOB Australia), 61% higher than the average contract price in 2020, according to CRU. The spot price averaged $223 per tonne (FOB Australia) in 2021, which was 81% higher than the average spot price in 2020, according to CRU.
The volume of coking coal concentrate sold to third parties decreased by 1,237 thousand tonnes, or 31.2%, to 2,724 thousand tonnes in the year ended December 31, 2021 from 3,961 thousand tonnes in the year ended December 31, 2020. The decrease in sales volumes of coking coal concentrate was mainly due to the decreased production of coking coal.
The volume of coking coal concentrate sold to third parties decreased both at Yakutugol and Southern Kuzbass Coal Company. Yakutugol’s coking coal concentrate sales volumes slightly decreased by 55 thousand tonnes, or 2.6%, to 2,077 thousand tonnes in the year ended December 31, 2021 from 2,132 thousand tonnes in the year ended December 31, 2020. Southern Kuzbass Coal Company’s coking coal concentrate sales volumes decreased by 1,182 thousand tonnes, or 64.6%, to 647 thousand tonnes in the year ended December 31, 2021 from 1,829 thousand tonnes in the year ended December 31, 2020 due to a decrease in production.
Coke sales to third parties increased by RUB 19,959 million, or 156.9%, to RUB 32,682 million in the year ended December 31, 2021 from RUB 12,723 million in the year ended December 31, 2020, as a result of an increase in sales prices of RUB 16,148 million and sales volumes of RUB 3,811 million. The average coke price increased from $239 per tonne (CFR Northern Europe) in 2020 to $460 per tonne (CFR Northern Europe) in 2021, according to CAMR. The average domestic coke price in 2021 was RUB 33,845 per tonne (including VAT, FCA basis), which was 135% higher than the average price in 2020, according to Metal Expert.
Coke supplied to the steel segment increased by RUB 17,471 million, or 94.5%, to RUB 35,962 million in the year ended December 31, 2021 from RUB 18,491 million in the year ended December 31, 2020. The increase was due to an increase in sales prices of RUB 19,344 million that was partially offset by a decrease in sales volumes of RUB 1,873 million. Coke sales volumes from Mechel Coke to Chelyabinsk Metallurgical Plant decreased by 168 thousand tonnes, or 9.9%, to 1,521 thousand tonnes in the year ended December 31, 2021 from 1,689 thousand tonnes in the year ended December 31, 2020.
Chemical products sales to third parties increased by RUB 2,593 million, or 125.9%, to RUB 4,653 million in the year ended December 31, 2021 from RUB 2,060 million in the year ended December 31, 2020, mainly as a result of an increase in sales prices.
Anthracite and PCI sales to third parties increased by RUB 5,352 million, or 28.6%, to RUB 24,092 million in the year ended December 31, 2021 from RUB 18,740 million in the year ended December 31, 2020, as a result of an increase in sales prices of RUB 9,663 million that was partially offset by a decrease in sales volumes of RUB 4,311 million. The increase in anthracite and PCI sales prices was due to upward price trends in the global market. The decrease in sales volumes of anthracite and PCI was due to a decrease in coal extraction.
Steam coal sales to third parties were stable at RUB 3,290 million in the year ended December 31, 2021 compared to RUB 3,289 million in the year ended December 31, 2020, a decrease in sales volumes of RUB 1,210 million was partially offset by an increase in sales prices of RUB 1,211 million. The decrease in third-party sales volumes was due to a decrease in production. The average steam coal price in 2021 was $121 per tonne (5,500 NAR CFR China), 125% higher than the average price in 2020, according to CRU.
Steam coal supplied to the power segment slightly increased by RUB 65 million, or 11.5%, to RUB 633 million in the year ended December 31, 2021 from RUB 568 million in the year ended December 31, 2020, as a result of an increase in sales prices. Sales of steam coal to Southern Kuzbass Power Plant decreased by 257 thousand tonnes, or 44.4%, to 322 thousand tonnes in the year ended December 31, 2021 from 579 thousand tonnes in the year ended December 31, 2020 due to steam coal production decrease.
Sales of iron ore concentrate to third parties increased by RUB 238 million, or 57.7%, to RUB 651 million in the year ended December 31, 2021 from RUB 413 million in the year ended December 31, 2020, as a result of an increase in sales prices of RUB 241 million that was partially offset by a decrease in sales volumes of RUB 3 million. The average spot price for iron ore in 2021 reached $160 per dry metric tonne (62% Fe, CFR China) which was 48% higher than the average price in 2020, according to MMI.
Supplies of iron ore concentrate to the steel segment increased by RUB 1,976 million, or 16.4%, to RUB 14,060 million in the year ended December 31, 2021 from RUB 12,084 million in the year ended December 31, 2020, as a result of an increase in sales prices of RUB 6,582 million that was partially offset by a decrease in sales volumes of RUB 4,606 million. Sales volumes decreased due to a decrease in production.

Excluding intersegment sales, export sales were 77.0% of mining segment sales in the year ended December 31, 2021, compared to 79.9% in the year ended December 31, 2020.
Steel segment
Our steel segment revenues increased by RUB 94,915 million, or 54.7%, to RUB 268,426 million in the year ended December 31, 2021 from RUB 173,511 million in the year ended December 31, 2020.
Semi-finished products sales increased by RUB 6,180 million, or 3,414.4%, to RUB 6,361 million in the year ended December 31, 2021 from RUB 181 million in the year ended December 31, 2020, as a result of an increase of RUB 4,839 million in sales volumes and RUB 1,341 million in sales prices. The increase in third-party sales volumes was due to export sales as most of the produced volumes continued to be consumed within our steel segment. In 2021, the annual average domestic price for billets was RUB 43,817 per tonne (including VAT, FCA basis), 30.7% higher than the average domestic price in 2020.
Other long products sales increased by RUB 18,891 million, or 36.4%, to RUB 70,835 million in the year ended December 31, 2021 from RUB 51,944 million in the year ended December 31, 2020, as a result of an increase in sales prices of RUB 25,738 million that was partially offset by a decrease in sales volumes of RUB 6,847 million. The increase in sales prices was due to a price growth both domestically and internationally. The sales volumes decreased mainly due to lower demand on rails in the domestic market.
Other flat products sales increased by RUB 13,820 million, or 71.1%, to RUB 33,267 million in the year ended December 31, 2021 from RUB 19,447 million in the year ended December 31, 2020, as a result of an increase of RUB 13,845 million in sales prices that was slightly offset by a decrease of RUB 25 million in sales volumes. In 2021, the annual average price for flat steel products was RUB 80,749 per tonne (including VAT, FCA basis), 62.8% higher than the average price in 2020.
Wire sales increased by RUB 9,913 million, or 60.6%, to RUB 26,278 million in the year ended December 31, 2021 from RUB 16,365 million in the year ended December 31, 2020, as a result of an increase in sales prices of RUB 10,789 million that was partially offset by a decrease in sales volumes of RUB 876 million. In 2021, the annual average domestic price for wire was RUB 68,068 per tonne, 72.7% higher than the average price in 2020. Sales volumes decreased mainly due to lower demand as a result of price volatility.
Rebar sales increased by RUB 29,477 million, or 70.7%, to RUB 71,142 million in the year ended December 31, 2021 from RUB 41,665 million in the year ended December 31, 2020, as a result of an increase of RUB 28,752 million in sales prices and RUB 725 million in sales volumes. In 2021, the annual average domestic price for rebar was RUB 55,823 per tonne, 71.0% higher than the average price in 2020. Sales volumes increased mainly due to higher demand in the construction sector.
Steel pipes sales increased by RUB 1,649 million, or 48.8%, to RUB 5,029 million in the year ended December 31, 2021 from RUB 3,380 million in the year ended December 31, 2020, as a result of an increase of RUB 2,214 million in sales prices that was partially offset by a decrease of RUB 565 million in sales volumes. In 2021, the annual average domestic price for steel pipes was RUB 83,498 per tonne, 79.8% higher than the average price in 2020. Sales volumes decreased mainly due to lower demand and price volatility.
Pig iron sales decreased by RUB 163 million, or 62.5%, to RUB 98 million in the year ended December 31, 2021 from RUB 261 million in the year ended December 31, 2020, as a result of a decrease of RUB 204 million in sales volumes that was partially offset by an increase of RUB 41 million in sales prices. Pig iron third-party sales volumes depend on consumption within our steel segment.
Stampings sales increased by RUB 2,966 million, or 58.9%, to RUB 8,003 million in the year ended December 31, 2021 from RUB 5,037 million in the year ended December 31, 2020, as a result of an increase of

RUB 4,255 million in sales volumes that was partially offset by a decrease of RUB 1,289 million in sales prices. The increase in sales volumes was due to increased demand for stampings from railcar manufacturing companies. The decrease in sales prices was due to a decrease in demand for alloy, stainless and heat-resistant stampings.
Ferrosilicon sales increased by RUB 4,259 million, or 134.8%, to RUB 7,418 million in the year ended December 31, 2021 from RUB 3,159 million in the year ended December 31, 2020, as a result of an increase of RUB 3,229 million in sales prices and RUB 1,030 million in sales volumes. The average price for ferrosilicon in 2021 was $2,150 per tonne (75% Si, CIF Japan), which was 88% higher than in 2020, according to TEX. The increase in sales volumes was due to an increase in production capacity as a result of completion of the furnaces repair at Bratsk Ferroalloy Plant.
Excluding intersegment sales, export sales were 18.3% of steel segment sales in the year ended December 31, 2021, compared to 14.2% in the year ended December 31, 2020.
Power segment
Our power segment revenues increased by RUB 1,962 million, or 4.5%, to RUB 45,419 million in the year ended December 31, 2021 from RUB 43,457 million in the year ended December 31, 2020, as a result of an increase in sales prices.
Electricity sales to third parties increased by RUB 837 million, or 3.2%, to RUB 27,143 million in the year ended December 31, 2021 from RUB 26,306 million in the year ended December 31, 2020, as a result of an increase of RUB 2,244 million in sales prices that was partially offset by a decrease of RUB 1,406 million in sales volumes. The increase in sales prices was due to electricity tariffs growth.
Other revenue, which consists mostly of heat energy, increased by RUB 256 million, or 18.5%, to RUB 1,639 million in the year ended December 31, 2021 from RUB 1,383 million in the year ended December 31, 2020, as a result of an increase both in sales prices and sales volumes.
Intersegment sales increased by RUB 867 million, or 5.5%, to RUB 16,636 million in the year ended December 31, 2021 from RUB 15,769 million in the year ended December 31, 2020, mainly as a result of an increase in electricity tariffs.

Cost of sales and gross profit
The consolidated cost of sales was 55.7% of consolidated revenues in the year ended December 31, 2021, as compared to 64.3% of consolidated revenues in the year ended December 31, 2020, resulting in increase in consolidated gross profit to 44.3% in the year ended December 31, 2021 from 35.7% for the year ended December 31, 2020. Cost of sales primarily consists of costs relating to raw materials (including products purchased for resale), direct payroll, depreciation, idle costs and energy. The table below sets forth cost of sales and gross profit by segment for the years ended December 31, 2021 and 2020, including as a percentage of segment revenues.

	Year Ended December 31, 2021		Year Ended December 31, 2020
Cost of Sales and Gross Profit by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues

	(In millions of Russian rubles, except for percentages)
Mining segment
Cost of sales	61,783	37.4%	53,842	51.1%
Gross profit	103,191	62.6%	51,441	48.9%
Steel segment
Cost of sales	205,898	76.7%	143,480	82.7%
Gross profit	62,529	23.3%	30,030	17.3%
Power segment
Cost of sales	31,396	69.1%	29,368	67.6%
Gross profit	14,022	30.9%	14,089	32.4%
Mining segment
Mining segment cost of sales increased by RUB 7,941 million, or 14.7%, to RUB 61,783 million in the year ended December 31, 2021 from RUB 53,842 million in the year ended December 31, 2020, mainly due to an increase in production cash costs per tonne caused by production volumes decrease. The gross profit percentage increased to 62.6% in the year ended December 31, 2021 compared to 48.9% in the year ended December 31, 2020, mainly due to an increase in sales prices.
Coal production cash costs per tonne (see “— “Cash Costs per Tonne” Measure”) at Southern Kuzbass Coal Company increased by RUB 506 per tonne, or 24.4%, to RUB 2,579 in the year ended December 31, 2021 from RUB 2,073 in the year ended December 31, 2020, mainly due to an increase in share of fixed costs per tonne caused by production volumes decrease.
Coal production cash costs at Yakutugol increased by RUB 373 per tonne, or 16.3%, to RUB 2,666 in the year ended December 31, 2021 from RUB 2,293 in the year ended December 31, 2020, mainly due to an increase in share of fixed costs per tonne caused by production volumes decrease.
Coke production cash costs increased by 90.0% at Moscow Coke and Gas Plant and by 76.8% at Mechel Coke, mainly due to an increase in coking coal concentrate purchase prices.
Iron ore production cash costs increased by 75.8% mainly due to an increase in share of fixed costs per tonne caused by production volumes decrease.
Steel segment
Steel segment cost of sales increased by RUB 62,418 million, or 43.5%, to RUB 205,898 million in the year ended December 31, 2021 from RUB 143,480 million in the year ended December 31, 2020. Steel segment cost of sales was 76.7% of the segment’s revenues in the year ended December 31, 2021, as compared to 82.7% in the year ended December 31, 2020. The increase in gross profit percentage from 17.3% to 23.3% was due to a larger increase in sales prices of steel segment products than in purchase prices of raw materials (iron ore feed, including pellets, coke, ferroalloys and scrap metal).
Power segment
Power segment cost of sales increased by RUB 2,028 million, or 6.9%, to RUB 31,396 million in the year ended December 31, 2021 from RUB 29,368 million in the year ended December 31, 2020, due to an increase in purchase prices for electricity and gas. The power segment gross profit percentage decreased to 30.9% in the year ended December 31, 2021 from 32.4% in the year ended December 31, 2020, mainly due to a larger increase in purchase prices of raw materials (electricity, gas and coal) than in sales prices of power segment products.
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
The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2021 is presented below:

	In thousands of tonnes	Cash cost, in thousands of Russian rubles per tonne	In millions of Russian rubles
Coal — Southern Kuzbass Coal Company — sales to third parties	3,080	2.6	7,944
Coal — Southern Kuzbass Coal Company — intersegment sales	1,038	2.6	2,677
Coal — Yakutugol — sales to third parties	4,023	2.7	10,725
Coal — Yakutugol — intersegment sales	—	2.7	—
Iron ore — Korshunov Mining Plant — sales to third parties	38	5.0	194
Iron ore — Korshunov Mining Plant — intersegment sales	1,294	5.0	6,521
Coke — Moscow Coke and Gas Plant — sales to third parties (1)	817	17.5	14,264
Coke — Moscow Coke and Gas Plant — intersegment sales	—	17.5	—
Coke — Mechel Coke — sales to third parties (2)	396	11.0	4,374
Coke — Mechel Coke — intersegment sales	1,525	11.0	16,846
Depreciation and amortization			4,285
Change in provision for inventories at net realizable value			(334)
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			23
Stockholding year to year movements, costs of other products and services (coking products, washing services) and costs of other subsidiaries (3)			(5,735)

Total mining segment cost of sales			61,783

(1)
Cash costs per tonne for coke were reduced by
by-products
credits. The amount of
by-products
credits in the total cash costs per tonne was RUB 495, or 3%, at Moscow Coke and Gas Plant in the year ended December 31, 2021.

(2)
Cash costs per tonne for coke were reduced by
by-products
credits. The amount of
by-products
credits in the total cash costs per tonne was RUB 847, or 8%, at Mechel Coke in the year ended December 31, 2021.

(3)	Costs of other products and services were increased by the amount of by-products credits of RUB 869 million in the year ended December 31, 2021.
The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2020 is presented below:

	In thousands of tonnes	Cash cost, in thousands of Russian rubles per tonne	In millions of Russian rubles
Coal — Southern Kuzbass Coal Company — sales to third parties	4,906	2.1	10,171
Coal — Southern Kuzbass Coal Company — intersegment sales	1,331	2.1	2,759
Coal — Yakutugol — sales to third parties	4,831	2.3	11,079
Coal — Yakutugol — intersegment sales	—	2.3	—
Iron ore — Korshunov Mining Plant — sales to third parties	39	2.9	111
Iron ore — Korshunov Mining Plant — intersegment sales	2,091	2.9	5,992
Coke — Moscow Coke and Gas Plant — sales to third parties (1)	693	9.2	6,370
Coke — Moscow Coke and Gas Plant — intersegment sales	—	9.2	—
Coke — Mechel Coke — sales to third parties (2)	240	6.2	1,501
Coke — Mechel Coke — intersegment sales	1,701	6.2	10,630
Depreciation and amortization			4,767
Change in provision for inventories at net realizable value			(474)
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			18
Stockholding year to year movements, costs of other products and services (coking products, washing services) and costs of other subsidiaries (3)			918

Total mining segment cost of sales			53,842

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
Selling, distribution and operating income and (expenses), net
Selling, distribution and operating income and (expenses), net slightly increased by RUB 491 million, or 0.7%, to RUB 75,415 million in the year ended December 31, 2021 from RUB 74,924 million in the year ended December 31, 2020.

The following table sets forth selling, distribution and operating income and (expenses), net by segment for the years ended December 31, 2021 and 2020, including as a percentage of segment revenues.

	Year Ended December 31, 2021		Year Ended December 31, 2020
Selling, Distribution and Operating Income and (Expenses), Net by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues

	(In millions of Russian rubles, except for percentages)
Mining segment
Selling and distribution expenses	25,291	15.3%	23,768	22.6%
Impairment of goodwill and other non-current assets, net	1,391	0.8%	3,829	3.6%
Reversal of provision for expected credit losses	(273)	(0.2%)	(14)	(0.0%)
Taxes other than income taxes	2,251	1.4%	2,517	2.4%
Administrative and other operating expenses	7,193	4.4%	7,451	7.1%
Other operating income	(660)	(0.4%)	(218)	(0.2%)

Total	35,193	21.4%	37,333	35.5%

Steel segment
Selling and distribution expenses	17,549	6.5%	14,702	8.5%
Reversal of an impairment of other non-current assets and impairment of goodwill and other non-current assets, net	(644)	(0.2%)	67	0.0%
Allowance for expected credit losses	491	0.2%	106	0.1%
Taxes other than income taxes	1,223	0.5%	1,159	0.7%
Administrative and other operating expenses	8,231	3.1%	8,090	4.7%
Other operating income	(1,768)	(0.7%)	(614)	(0.4%)

Total	25,081	9.3%	23,510	13.5%

Power segment
Selling and distribution expenses	11,882	26.2%	11,524	26.5%
Impairment of goodwill and other non-current assets, net	2,152	4.7%	1	0.0%
(Reversal of provision) allowance for expected credit losses	(17)	(0.0%)	57	0.1%
Taxes other than income taxes	68	0.1%	86	0.2%
Administrative and other operating expenses	1,089	2.4%	2,896	6.7%
Other operating income	(41)	(0.1%)	(167)	(0.4%)

Total	15,133	33.3%	14,397	33.1%

Mining segment
Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities. Such expenses increased by RUB 1,523 million, or 6.4%, to RUB 25,291 million in the year ended December 31, 2021 from RUB 23,768 million in the year ended December 31, 2020, mainly due to an increase in railway tariffs, freight rates and demurrage costs that was partially offset by a decrease in sales volumes. As a percentage of mining segment revenues, selling and distribution expenses decreased from 22.6% to 15.3%.
Impairment of goodwill and other
non-current
assets, net decreased by RUB 2,438 million, or 63.7%, to RUB 1,391 million in the year ended December 31, 2021 from RUB 3,829 million in the year ended December 31, 2020.
In 2021 and 2020, we recognized impairment of property, plant and equipment and right-of-use
assets relating to Korshunov Mining Plant in the amount of RUB 1,391 million and RUB 505 million, respectively, as the estimated future cash flows remain negative. In 2020, we recognized impairment of goodwill in relation to Yakutugol in the amount of RUB 3,324 million due to coal prices decline in long-term forecast along with forthcoming depletion of Neryungrinsky Open Pit. See note 16 to the consolidated financial statements.

Reversal of provision for expected credit losses increased by RUB 259 million to RUB 273 million in the year ended December 31, 2021 from RUB 14 million in the year ended December 31, 2020, due to a decrease in overdue accounts receivable and cash repayments.
Taxes other than income taxes decreased by RUB 266 million, or 10.6%, to RUB 2,251 million in the year ended December 31, 2021 from RUB 2,517 million in the year ended December 31, 2020, mainly due to reduction of tax penalties and fines on overdue tax payables.
Administrative and other operating expenses decreased by RUB 258 million, or 3.5%, to RUB 7,193 million in the year ended December 31, 2021 from RUB 7,451 million in the year ended December 31, 2020, mainly due to a decrease in accrual of provision for legal claims.
Other operating income increased by RUB 442 million, or 202.5%, to RUB 660 million in the year ended December 31, 2021 from RUB 218 million in the year ended December 31, 2020, mainly due to release of obligation with expired legal term.
Steel segment
Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities. Such expenses increased by RUB 2,847 million, or 19.4%, to RUB 17,549 million in the year ended December 31, 2021 from RUB 14,702 million in the year ended December 31, 2020, mainly due to an increase in transportation costs, railway tariffs and customs duties, as well as segment’s export sales volumes. As a percentage of steel segment revenues, selling and distribution expenses decreased to 6.5% in the year ended December 31, 2021 from 8.5% in the year ended December 31, 2020.
Reversal of an impairment of other
non-current
assets and impairment of goodwill and other
non-current
assets, net changed by RUB 711 million, or 1,061.2%, resulting in gain from reversal of impairment recorded in prior periods of RUB 644 million in the year ended December 31, 2021 as compared to an impairment loss of RUB 67 million in the year ended December 31, 2020. In 2021, previously recognized impairment in the amount of RUB 1,257 million at Bratsk Ferroalloy Plant was reversed due to cumulative effect of increased ferrosilicon prices in mid-term
as a result of strengthened demand upon the recovery of economy and positive dynamics of forecasted U.S. dollar to Russian ruble exchange rate. In 2021, we recognized additional impairment at Southern Urals Nickel Plant related to certain agreements for land plots resulting in recognition of respective right-of-use
assets and lease liabilities in the amount of RUB 613 million. The right-of-use
assets for such agreements were impaired to RUB nil as the future cash flows related to these right-of-use
assets are negative due to absence of production activity.
Allowance for expected credit losses increased by RUB 385 million, or 363.2%, to RUB 491 million in the year ended December 31, 2021 from RUB 106 million in the year ended December 31, 2020, due to an increase in overdue accounts receivable.
Taxes other than income taxes increased by RUB 64 million, or 5.5%, to RUB 1,223 million in the year ended December 31, 2021 from RUB 1,159 million in the year ended December 31, 2020.
Administrative and other operating expenses increased by RUB 141 million, or 1.7%, to RUB 8,231 million in the year ended December 31, 2021 from RUB 8,090 million in the year ended December 31, 2020, mainly due to an increase in banking and consulting expenses.
Other operating income increased by RUB 1,154 million, or 187.9%, to RUB 1,768 million in the year ended December 31, 2021 from RUB 614 million in the year ended December 31, 2020, mainly due to a gain on the write-off
of payable amounts primarily related to Donetsk Electrometallurgical Plant that were written-off
due to expiration of the statute of limitation.

Power segment
Selling and distribution expenses consisted almost entirely of electricity transmission costs incurred by Mechel Energo and Kuzbass Power Sales Company for the usage of the power grid to distribute electricity to end consumers. Such expenses increased by RUB 358 million, or 3.1%, to RUB 11,882 million in the year ended December 31, 2021 from RUB 11,524 million in the year ended December 31, 2020, due to an increase in transmission tariffs.
Impairment of goodwill and other
non-current
assets, net increased by RUB 2,151 million to RUB 2,152 million in the year ended December 31, 2021 from RUB 1 million in the year ended December 31, 2020, as we recognized impairment of non-current
assets at Southern Kuzbass Power Plant due to increased cost of raw materials in long-term forecast. See note 16 to the consolidated financial statements.
Other operating income decreased by RUB 126 million, or 75.4%, to RUB 41 million in the year ended December 31, 2021 from RUB 167 million in the year ended December 31, 2020, mainly due to a one-time
subsidy received from the governmental authorities as a compensation for operating activities (energy tariffs) in 2020.
Operating profit
Operating profit increased by RUB 82,741 million, or 415.3%, to RUB 102,666 million in the year ended December 31, 2021 from RUB 19,925 million in the year ended December 31, 2020. As a percentage of consolidated revenues, operating profit increased to 25.5% in the year ended December 31, 2021 from 7.5% in the year ended December 31, 2020, mainly due to an increase in consolidated gross profit of mining and steel segments.
The table below sets out operating profit (loss) by segment, including as a percentage of segment revenues.

	Year Ended December 31, 2021		Year Ended December 31, 2020
Operating Profit (Loss) by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues

	(In millions of Russian rubles, except for percentages)
Mining segment	67,999	41.2%	14,108	13.4%
Steel segment	37,447	14.0%	6,520	3.8%
Power segment	(1,111)	(2.4%)	(308)	(0.7%)
Elimination of intersegment unrealized profit (1)	(1,669)		(395)

Consolidated operating profit	102,666		19,925

(1)
Our management evaluates the performance of our segments before the elimination of unrealized profit in inventory balances of segments that was generated by the segments but not recognized as profit in our consolidated financial statements until the sale of such inventories to third parties. Therefore, we present our segments before such elimination, and such elimination is presented separately. The increase in intersegment unrealized profit adjustment in the year ended December 31, 2021 as compared to the year ended December 31, 2020 was due to an increase in gross profit of mining and steel segments in 2021.

Mining segment
Mining segment operating profit increased by RUB 53,891 million, or 382.0%, to RUB 67,999 million in the year ended December 31, 2021 from RUB 14,108 million in the year ended December 31, 2020. The operating profit margin increased to 41.2% in the year ended December 31, 2021 from 13.4% in the year ended December 31, 2020, mainly due to an increase in selling prices.

Steel segment
Steel segment operating profit increased by RUB 30,927 million, or 474.3%, to RUB 37,447 million in the year ended December 31, 2021 from RUB 6,520 million in the year ended December 31, 2020. The operating profit margin increased to 14.0% in the year ended December 31, 2021 from 3.8% in the year ended December 31, 2020, primarily due to a larger increase in sales prices of steel segment products than in purchase prices of raw materials.
Power segment
Power segment operating loss increased by RUB 803 million, or 260.7%, to RUB 1,111 million in the year ended December 31, 2021 from RUB 308 million in the year ended December 31, 2020. The operating profit margin remained negative and increased to 2.4% in the year ended December 31, 2021 from 0.7% in the year ended December 31, 2020, mainly due to impairment of non-current
assets at Southern Kuzbass Power Plant in 2021.
Other income and expense, net
Other income and expense, net consists of share of (loss) profit of an associate, finance income, finance costs, other income and other expenses and foreign exchange gain (loss). The table below sets forth these costs for the years ended December 31, 2021 and 2020, including as a percentage of revenues.

	Year Ended December 31, 2021		Year Ended December 31, 2020
Other Income and Expense, Net	Amount	% of Revenues	Amount	% of Revenues

	(In millions of Russian rubles, except for percentages)
Finance income	676	0,2%	3,504	1.3%
Finance costs	(23,371)	(5.8)%	(25,145)	(9.5)%
Foreign exchange gain (loss)	7,891	2.0%	(36,388)	(13.7)%
Share of (loss) profit of an associate	(7)	0.0%	20	0.0%
Other income	1,341	0.33%	718	0.3%
Other expenses	(66)	(0.0)%	(259)	(0.1)%

Total	(13,536)	(3.4)%	(57,550)	(21.7)%

Finance income decreased by RUB 2,828 million, or 80.7%, to RUB 676 million in the year ended December 31, 2021 from RUB 3,504 million in the year ended December 31, 2020, due to a decrease in gain recognized as a result of loans and leases restructuring.
Finance costs decreased by RUB 1,774 million, or 7.1%, to RUB 23,371 million in the year ended December 31, 2021 from RUB 25,145 million in the year ended December 31, 2020, due to repayment of loans.
In the year ended December 31, 2021, we generated a foreign exchange gain of RUB 7,891 million compared to a foreign exchange loss of RUB 36,388 million in the year ended December 31, 2020, mainly due to strengthening of the Russian ruble against the euro.
Other income increased by RUB 623 million, or 86.8%, to RUB 1,341 million in the year ended December 31, 2021 from RUB 718 million in the year ended December 31, 2020, due to a disposal of a subsidiary.
Other expenses decreased by RUB 193 million, or 74.5%, to RUB 66 million in the year ended December 31, 2021 from RUB 259 million in the year ended December 31, 2020.

Income tax expense
Income tax expense increased by RUB 3,983 million, or 157.6%, to RUB 6,511 million in the year ended December 31, 2021 from RUB 2,528 million in the year ended December 31, 2020. In 2021, our effective tax rate became positive and amounted to 7.3% as compared to negative of 6.1% in 2020, which was primarily due to significant tax profits generated as a result of favorable market conditions.
Net profit attributable to
non-controlling
interests
Net profit attributable to
non-controlling
interests increased by RUB 1,401 million, or 216.2%, to RUB 2,049 million in the year ended December 31, 2021 from RUB 648 million in the year ended December 31, 2020, mainly due to an increase in net profits in respective subsidiaries such as Chelyabinsk Metallurgical Plant, Korshunov Mining Plant, Southern Kuzbass Coal Company, Beloretsk Metallurgical Plant and Izhstal.
Net profit attributable to equity holders of the parent
Net profit attributable to our equity holders increased by RUB 79,762 million, or 9,871.5%, to RUB 80,570 million in the year ended December 31, 2021 from RUB 808 million in the year ended December 31, 2020, mainly due to an increase in gross margin and effect of foreign exchange difference.
Year ended December 31, 2020 compared to year ended December 31, 2019
See Item 5 of our Annual Report on Form
20-F
for the year ended December 31, 2020.
Liquidity and Capital Resources
Capital requirements
We expect that our principal capital requirements in the near future will be for financing the repayment of maturing debt, interest payments and regular capital expenditures.
Our business is heavily dependent on machinery for the production of steel and steel products, as well as investments in our mining operations. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. We intend to focus our capital spending on the implementation of projects that we view as key to carrying out our business strategy and improve free cash flow. See “Item 4. Information on the Company — Capital Investment Program” for the objectives of our capital investment program and its details. Over the next three years, i.e., 2022-2024, we expect our overall capital expenditures to total approximately RUB 62.4 billion, approximately 68% of which will be in 2022-2023 and approximately 32% in 2024. We intend to finance our capital investments with cash flow from operations and external long-term financing sources.
Our total outstanding loans and borrowings as of December 31, 2021 and 2020 was RUB 283,482 million and RUB 317,037 million, respectively. For a description of our loans and borrowings, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and note 9.1 to the consolidated financial statements.
In 2021 and 2020, we paid dividends on preferred shares of RUB 98.1 million and RUB 291.9 million, respectively. In 2021, the group’s subsidiary declared dividends attributable to non-controlling
interests in the amount of RUB 19 million for 2020. In each case, we could not pay insignificant amounts of dividends to those shareholders who did not provide us with their bank account details and/or due to the restriction of shareholders’ rights to receive dividends in certain cases provided for by Russian law. See “Item 8. Financial Information — Dividend Distribution Policy” for a description of our dividend policy.

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
sheet financing arrangements.
The table below summarizes our cash flows for the periods indicated.

	Year Ended December 31,
	2021	2020

	(In millions of Russian rubles)
Net cash provided by operating activities	73,538	37,949
Net cash (used in) provided by investing activities	(5,452)	84,383
Net cash used in financing activities	(49,191)	(126,104)
Net cash provided by operating activities was RUB 73,538 million in the year ended December 31, 2021 as compared to RUB 37,949 million (including RUB 1,102 million related to discontinued operations) in the year ended December 31, 2020. The operating cash inflows were derived from payments received from sales of our mining, steel and power products, reduced by cash disbursements for direct labor, raw materials and parts, selling, distribution and operating income and (expenses), net and income taxes.
Net cash from operating activities before changes in working capital items was RUB 107,461 million in the year ended December 31, 2021. Income taxes paid amounted to RUB 11,540 million. Below we analyze major changes in working capital items which in the aggregate accounted for RUB 22,383 million in cash used in operating activities, resulting in net cash provided by operating activities of RUB 73,538 million.
Working capital items accretive to operating cash flows:

•	an increase in accrued taxes and other liabilities of RUB 10,583 million; and

•	an increase in advances received of RUB 8,149 million of Mechel Service, Urals Stampings Plant, Southern Kuzbass Coal Company and Mechel Carbon.
Working capital items reducing operating cash flows:

•
an increase in inventories of RUB 24,079 million mainly due to an increase in goods for resale, raw materials, work in progress and finished goods of Mechel Service, Chelyabinsk Metallurgical Plant, Urals Stampings Plant, Izhstal, Mechel Service Stahlhandel Austria GmbH and Beloretsk Metallurgical Plant;

•	an increase in accounts receivable of RUB 8,692 million due to an increase in sales prices in the year ended December 31, 2021;

•	an increase in other assets of RUB 2,224 million primarily due to an increase in input, recoverable and deferred VAT and other taxes receivable mainly by Mechel Coke and Moscow Coke and Gas Plant; and

•	a decrease in accounts payable of RUB 6,120 million of Southern Kuzbass Coal Company, Yakutugol, Mechel Service and Chelyabinsk Metallurgical Plant.
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
Net cash used in investing activities was RUB 5,452 million in the year ended December 31, 2021 as compared to net cash provided by investing activities of RUB 84,383 million (including net cash used in investing activities in the amount of RUB 182 million related to discontinued operations) in the year ended December 31, 2020. Substantially all of the cash provided by investing activities in the year ended December 31, 2020 related to proceeds from disposal of the discontinued operations (net of cash disposed) in the amount of RUB 88,979 million. All of the cash used in investing activities in the years ended December 31, 2021 and 2020 related to capital expenditures. Capital expenditures relating to purchases of property, plant and equipment and intangible assets amounted to RUB 6,208 million and RUB 4,883 million in the years ended December 31, 2021 and 2020, respectively. Cash disposed of due to disposal of subsidiary amounted to RUB 15 million in the year ended December 31, 2021 and no cash was disposed of in the year ended December 31, 2020. Proceeds from loans issued and other investments amounted to RUB 3 million and RUB 39 million in the years ended December 31, 2021 and 2020, respectively.
Net cash used in financing activities was RUB 49,191 million in the year ended December 31, 2021 as compared to RUB 126,104 million (including RUB 906 million related to discontinued operations) in the year ended December 31, 2020. Expenditures related to deferred consideration payments amounted to RUB 95 million and RUB 508 million in the years ended December 31, 2021 and 2020, respectively. Debt proceeds amounted to RUB 16,210 million and we repaid debt of RUB 42,241 million in the year ended December 31, 2021 as compared to debt proceeds of RUB 77,367 million and repayment of debt of RUB 176,883 million in the year ended December 31, 2020.
Comparison of our results for the year ended December 31, 2020 with the year ended December 31, 2019 can be found in Item 5 of our Annual Report on Form
20-F
for the year ended December 31, 2020.
Liquidity and Contractual Commitments
We had cash and cash equivalents of RUB 17,701 million and RUB 1,706 million as of December 31, 2021 and 2020, respectively. Our cash and cash equivalents were held in rubles (90.9% and 49.8% as of December 31, 2021 and 2020, respectively), U.S. dollars (4.5% and 20.6% as of December 31, 2021 and 2020, respectively), euros (3.8% and 24.3% as of December 31, 2021 and 2020, respectively) and other currencies.
As of December 31, 2021 and 2020, the group had available undrawn credit facilities of RUB 4,159 million and RUB 5,959 million, respectively. As of December 31, 2021 and 2020, the group’s credit facilities provided aggregated borrowing capacity of RUB 287,641 million (of which RUB 67,348 million is repayable during 2022 and RUB 216,033 million represented long-term debt that was reclassified as short-term liabilities as of that date because of covenant violations) and RUB 322,996 million, respectively. The group’s borrowings under these credit facilities (except for special-purpose borrowings such as factoring and overdraft facilities) carried a weighted average interest rate of approximately 7.4% and 7.1% as of December 31, 2021 and 2020, respectively. See “— Restrictive Covenants” for further information about our covenant violations.
The following table summarizes our liquidity as of December 31, 2021 and 2020.

	Year Ended December 31,
Estimated Liquidity	2021	2020

	(In millions of Russian rubles)
Cash and cash equivalents, including restricted cash of RUB 205 million and RUB 284 million as of December 31, 2021 and 2020, respectively	17,701	1,706
Undrawn credit facilities	4,159	5,959

Total estimated liquidity	21,860	7,665

Short-term loans and borrowings (short-term borrowings and current portion of long-term debt) decreased by RUB 31,454 million, or 10.0%, to RUB 283,382 million as of December 31, 2021 from RUB 314,836 million as of December 31, 2020, mainly as a result of repayment of VTB Bank and Gazprombank loans according to the payment schedules.
Long-term loans and borrowings net of current portion decreased by RUB 2,101 million, or 95.4%, to RUB 100 million as of December 31, 2021 from RUB 2,201 million as of December 31, 2020. The decrease was primary attributable to the fact that significant part of long-term debt approached maturity.
Our working capital remained negative but the deficit during the year decreased by RUB 81,985 million, or 24.8%, to RUB 248,502 million as of December 31, 2021 from RUB 330,487 million as of December 31, 2020. The main reasons for decrease in working capital deficit were reduction of financial indebtedness as a result of debt repayments and increase in our current assets as at December 31, 2021 due to favorable market conditions.
We believe that our working capital is sufficient for the purposes of our present liquidity requirements.
Comparison of our results for the year ended December 31, 2020 with the year ended December 31, 2019 can be found in Item 5 of our Annual Report on Form
20-F
for the year ended December 31, 2020.

Contractual Obligations and Commercial Commitments
The following table sets forth the amount of our contractual obligations and commercial commitments and the relevant time period for the related cash requirements as of December 31, 2021.

		Payments Due by Period
Contractual Obligations and Commercial Commitments	Total	Less Than 1 Year	2-3 Years	4-5 Years	More Than 5 Years

	(In millions of Russian rubles)
Short-term borrowings and current portion of long-term debt, including interest and fines and penalties on loans and borrowings (1)	283,382	283,382	—	—	—
Long-term debt obligations, net of current portion, including interest on loans and borrowings (1)	100	—	32	68	—
Contractual commitments to land leases related to exploration and use of mineral deposit	44,738	1,599	3,192	2,995	36,952
Trade and other payables (2)	32,638	32,638	—	—	—
Other financial liabilities	3,292	788	917	891	696
Rehabilitation provision (3)	4,354	312	663	652	2,727
Pension obligations	4,527	553	676	650	2,648
Short-term lease liabilities	8,553	8,553	—	—	—
Long-term lease liabilities	11,669	—	1,556	996	9,117
Contractual commitments to acquire plant, property and equipment (4)	14,607	7,477	4,576	2,554	—
Contractual commitments to acquire raw materials and for delivery of goods and services (5)	109,414	75,502	12,936	10,688	10,288
Estimated interest expense (6)	69,562	19,340	31,219	19,003	—
Estimated average interest rate (6)	7.1%	7.6%	7.1%	6.6%	—

Total Contractual Obligations and Commercial Commitments	586,836	430,144	55,767	38,497	62,428

(1)
In the year ended December 31, 2021, our loan interest expense was RUB 20,063 million and we paid out RUB 18,173 million of loan interest. In the year ended December 31, 2021, we recognized RUB 947 million penalties on credit facilities, which were not paid.

(2)	Includes accounts payable for capital expenditures.
(3)	See note 21 to the consolidated financial statements.
(4)	Obligation to be paid within one year in accordance with the contractual terms. See note 14 to the consolidated financial statements.
(5)	Includes RUB 50 million commitments related to short-term leases. See note 9.2 to the consolidated financial statements.
(6)
Interest expense is estimated for a five-year period based on (1) estimated cash flows, (2) forecasted LIBOR, EURIBOR, the CBR key rate where applicable, (3) actual long-term contract interest rates and fixed rates in accordance with the contractual obligations, (4) potential revolving credit facilities.

The total future lease payments under the lease contracts that have not yet commenced as of December 31, 2021 amounted to RUB 1,837 million. See note 9.2 to the consolidated financial statements.
In both the short term and long term we are planning to use net cash provided by operating activities, which amounted to RUB 73,538 million in the year ended December 31, 2021, and rely on financing provided to us by our suppliers in the form of accounts payable for the purposes of satisfying our cash needs and compliance with our contractual obligations and commitments. In the long term we may also consider refinancing our existing debt to lower finance costs and/or extend maturities, subject to successful deleveraging, favorable market environment and borrowing terms. For more information on our cash flows, see “— Capital resources.”

On February 28, 2022, the CBR has increased the key rate from 9.50% to 20% (the rate was lowered to 17% on April 8, 2022). A majority of our ruble-denominated credit facilities are linked to the CBR key rate. In light of the increase to the key rate by the CBR we may experience an interest-rate risk and our finance costs will increase. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Changes in the exchange rate of the ruble against the U.S. dollar and the euro and in interest rates may materially adversely affect our business, financial condition and results of operations.”
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
In April 2016, we signed option agreements with Gazprombank providing the bank with an option to acquire a 49% stake in the Elga coal complex for a total consideration of RUB 34.3 billion. According to these agreements, in June 2016, we sold to Gazprombank a 49% stake in Elgaugol OOO, the owner of the subsoil license for the Elga coal deposit, a 49% stake in Elga-road OOO, the owner of the Ulak-Elga rail line which had been contributed to the registered capital of this newly established company in March 2016, and a 49% stake in MecheltransVostok OOO, the rail line’s transport operator (collectively, the “
target companies
”). All proceeds from the sale of these stakes were used for repayment of our debt to Gazprombank, Sberbank and Sberbank Leasing AO. Gazprombank had a put option to sell its stakes (in full or in part) in the Elga coal complex within three years following a five-year period or in case of a breach of conditions stipulated by such agreement. Put options were signed by Yakutugol and Mecheltrans (sellers of the stakes in the target companies) and guaranteed by Mechel Mining and Southern Kuzbass Coal Company. Gazprombank also had a call option to buy out the remaining stakes owned by us in the target companies if we fail to perform our obligations under the put options. A 1.99% stake in each of the target companies was pledged in favor of Gazprombank as a security for the call option. In April 2020, the pledge and option agreements terminated due to disposal of the Elga coal complex.
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
In May 2020, new facility and security documents with VTB Bank and Gazprombank setting out the new debt restructuring terms entered into force. Currently, the new financing terms provide for repayment of debt during the period of 2020-2027 with an option for further extension of maturity for another three years, if certain conditions are met. We were able to update the covenants, retain the same interest rates for ruble-denominated facilities and security packages with respect to all of the facilities with our major Russian lenders. Furthermore, we also agreed the refinancing of the VTB Bank’s U.S. dollar-denominated facilities issued to Southern Kuzbass Coal Company. Following disbursement of a new loan in February 2021, the interest rate was reduced from 3M LIBOR plus 7% to 1M LIBOR plus 5.6% per year. In February 2022, we fully repaid this loan two months ahead of the repayment schedule. See “— Description of Certain Indebtedness” and “Item 10. Additional Information — Material Contracts.”
We continue to discuss financial restructuring options under certain our export credit facility agreements.
Outlook for 2022
Our objective is to ensure that our group meets its liquidity requirements and payment obligations to creditors, continues capital expenditures, services its debt and continues as a going concern.
We plan to provide sufficient funding to conduct operating activities, implement our capital investment program, service the restructured debt in full to all creditors under the new repayment schedules and discuss possible options for restructuring of the remaining portion of our debt owed to
ECA-lenders.
We expect that demand for our products will remain stable, at the same time we do not anticipate the continuation of positive dynamics in sales prices of our products that was observed in 2021 compared to 2020. In 2022, we adhere to a conservative price forecast for both our products and the cost of raw materials we purchase. In addition, we plan to continue recovery of our operational performance, which allows us to expect a sufficient level of profit from sales.
Although we have a negative working capital, we believe that cash generated from operations will be sufficient to meet our capital expenditures and debt payments scheduled in 2022 other than debt classified as short-term debt due to contractual cross-default provisions and breaches of financial and non-financial
covenants.

We will consider possible options for raising new borrowings in case of such necessity.
Debt Financings in 2022
In February 2022, we fully repaid to VTB Bank the U.S. dollar-denominated credit facilities of Southern Kuzbass Coal Company in the amount of $140.7 million resulting in release from the pledge of certain our assets, including shares.
Debt Financings in 2021
In 2021, we fully redeemed the last portion of the group’s outstanding Russian bonds series 04, 17, 18, 19, which were restructured back in 2016, in the principal amount of RUB 1.6 billion.
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
Restrictive Covenants
Almost all of our loan agreements contain a number of covenants and restrictions. Such covenants and restrictions include, but are not limited to, financial ratios, various limitations, as well as acceleration and cross-

default provisions. Unless a breach is remedied or a waiver is obtained, a breach of such covenants and restrictions generally gives lenders right to demand accelerated repayment of principal and interest under their respective loan agreements. In addition, in the event of a payment default or the violation of certain other covenants and restrictions, creditors under other loan agreements can demand accelerated repayment of principal and interest under such other loan agreements pursuant to the cross-default provisions in such other agreements. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Our creditors had accelerated and in the future may accelerate amounts due under our loan agreements due to our failure to comply with our payment and other obligations,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We may fail to comply with the terms of the restructured indebtedness or be unable to complete restructuring” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We have a substantial amount of outstanding indebtedness with restrictive covenants and most shares and certain assets in our subsidiaries are pledged.”
The table below sets out financial covenants we were required to comply with under our most significant loan agreements with Russian state banks as of December 31, 2021.

Restrictive Covenant	Requirement	Actual as of December 31, 2021
Mechel’s Net Debt (1) to EBITDA ratio	Shall not exceed 6.0:1	2.47:1
Mechel’s Total Debt to EBITDA ratio	Shall not exceed 6.0:1	2.50:1
Mechel’s EBITDA (2) to Net Interest Expense ratio	Shall not be less than 2.0:1	5.39:1
Mechel’s EBITDA to Consolidated Financial Expense ratio	Shall not be less than 2.0:1	5.34:1
Mechel’s Cash flow from operating activities to EBITDA ratio	Shall not be less than 0.80:1	0.62:1
Mechel’s EBITDA to Revenue ratio	Shall not be less than 0.15:1	0.30:1

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
As of December 31, 2021, we were in compliance with major financial covenants contained in the group’s loan agreements with Russian state banks, except for the Cash flow from operating activities to EBITDA ratio. As of the date hereof, we have not obtained the required waiver with respect to the breach of this financial covenant.
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
As of December 31, 2021, we were in breach of several
non-financial
covenants under the group’s loan agreements with Russian state banks. Such covenant breaches include, among others, non-payment
of principal and interest under export credit facility agreements, the breach of minimum level of net assets and the existence of overdue accounts payable. We have requested the relevant lenders to waive certain breaches of the non-financial
covenants and have obtained a waiver from VTB Bank.
As of December 31, 2021, we failed to pay scheduled principal and interest amounts and we were in breach of financial and non-financial
covenants under the group’s
non-restructured
loan agreements with
ECA-lenders.

In particular, financial covenant we were not in compliance with is the targeted amount of Adjusted Shareholder Equity. We have not remedied or obtained the necessary waivers with respect to the failure to pay amounts due and the breaches of financial and non-financial
covenants under the respective loan agreements.
The failure to pay the scheduled principal and interest amounts as described above, as well as the breach of financial and other covenants in our loan agreements, which were not remedied by us or waived by our creditors, give right to the creditors to accelerate the payment of principal and interest under those loan agreements, as well as trigger cross-default provisions under a number of other facilities, permitting the respective lenders under such other facilities to accelerate the payment of principal and interest under their loans. For a description of the current terms of our loan agreements, see “— Description of Certain Indebtedness” and “Item 10. Additional Information — Material Contracts.”
The failure to pay amounts due, the
non-compliance
with financial and
non-financial
covenants and the triggering of the cross-default provisions resulted in the reclassification of our group’s long-term debt into short-term liabilities in the amount of RUB 216,033 million as of December 31, 2021.
For a description of the existing payment defaults, breaches of covenants and restrictions, see “Item 13. Defaults, Dividend Arrearages and Delinquencies.”
Description of Certain Indebtedness
See “Item 10. Additional Information — Material Contracts” for a summary description of material contracts related to our indebtedness. In addition, we have described below certain additional contracts related to our indebtedness. For more information, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Restrictive Covenants,” “Item 13. Defaults, Dividend Arrearages and Delinquencies” and note 9.1 to the consolidated financial statements.
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
Repayment and prepayments
The credit facility is repayable in monthly installments starting from May 20, 2020. The final maturity date is March 20, 2027. Final maturity may be further extended up to March 20, 2030, subject to fulfillment of certain conditions. The borrower may prepay the loan in full or in part with a
30-day
prior notice to the lender.
Guarantee
The borrower’s obligations are guaranteed by Mechel, Mechel Mining, Mechel Carbon, Yakutugol, Korshunov Mining Plant, Urals Stampings Plant, Chelyabinsk Metallurgical Plant, Mecheltrans, Mechel Service, Izhstal, Mechel Coke, Port Posiet, Mechel-BusinessService, Moscow Coke and Gas Plant and Mechel Materials.

Security
The borrower’s obligations are secured by a pledge of 25%+1 share in each of Korshunov Mining Plant, Port Posiet, Izhstal and Mechel Mining, 45%+1 share of Southern Kuzbass Coal Company, 49% in each of Yakutugol and Urals Stampings Plant, 25%+1 share of common shares of Beloretsk Metallurgical Plant and 25% of registered capital in each of Port Temryuk and Bratsk Ferroalloy Plant.
Covenants and other matters
As at December 31, 2021, we were not in compliance with one financial covenant, as well as certain
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
Repayment and prepayments
Repayment is to be made in monthly installments starting from May 20, 2020. The final maturity date is March 20, 2027. Final maturity may be further extended up to March 20, 2030, subject to fulfillment of certain conditions. The borrowers may prepay the loan in full or in part with a
10-day
prior notice to the lender.
Guarantee
The borrowers’ obligations are guaranteed by Mechel, Mechel Mining, Mechel Carbon, Yakutugol, Southern Kuzbass Coal Company, Korshunov Mining Plant, Chelyabinsk Metallurgical Plant, Urals Stampings Plant, Beloretsk Metallurgical Plant, Mecheltrans, Mechel Service, Izhstal, Mechel Coke, Port Posiet, Mechel Energo, Mechel-BusinessService, Moscow Coke and Gas Plant and Mechel Materials.

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
Covenants and other matters
As at December 31, 2021, we were not in compliance with one financial covenant, as well as certain
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
Russian bonds
On July 30, 2009, we placed series 04
non-convertible
interest-bearing bonds in an aggregate principal amount of 5.0 billion rubles. The bonds were registered with Russian Federal Financial Markets Service (“
FFMS
”) and admitted to trading and listed on MICEX (currently Moscow Exchange). The bonds were secured by a guarantee from Yakutugol until July 2016. The proceeds were used to fund the construction of the Elga coal complex. The bonds were due on July 21, 2016. The bonds bear a coupon to be paid quarterly. The annual interest rate for the first 12 coupons was set at 19%, for the
13-16
coupons was set at 11.25%, for the
17-22
coupons was set at 13%, for the
23-24
coupons was set at 8% and for the
25-28
coupons was set at 2%. We partially redeemed the bonds ahead of maturity on July 29, 2013 in the amount of 1.349 billion rubles, on January 27, 2014 in the amount of 1.276 billion rubles, on July 28, 2014 in the amount of 858 million rubles, on January 26, 2015 in the amount of 325 million rubles and on July 27, 2015 in the amount of 372.43 million rubles. In July 2016, we restructured the series 04 bonds. On June 20, 2016, we published public irrevocable offers through which the bondholders were proposed to amend current schedules of redemption of the bonds and to waive the right to demand early redemption of the bonds. On July 7, 2016, the majority of the series 04 bondholders approved the new terms at the general meeting of bondholders. On July 28, 2016, the CBR registered amendments to the equity documents, including a schedule of partial redemption of the par value. The maturity of the bonds is extended until July 15, 2021. The annual interest rate is set as follows: for the 29 coupon at 13%, for the 30 coupon at 12.5%, for the 31 coupon at 12.75%, for the 32 coupon at 12.625%, for the 33 coupon at 11.75%, for the 34 coupon at 11.5%, for the 35 coupon at 11.125%, for the 36 coupon at 10.875%, for the 37 coupon at 10.375%, for the 38 coupon at 10.5%, for the
39-40
coupons at 10.625%, for the 41 coupon at 10.00%, for the 42 coupon at 9.75%, for the 43 coupon at 9.375%, for the 44 coupon at 9.25%, for the 45 coupon at 8.00%, for the
46-47
coupons at 7.875% and for the 48 coupon at 8.00%. On each of August 11, 2016 and October 20, 2016, we partially redeemed 3.5% of the par value. On each of January 19, 2017 and April 20, 2017, we partially redeemed 4% of the par value. On each of July 20, 2017, October 19, 2017, January 18, 2018, April 19, 2018, July 19, 2018, October 18, 2018, January 17, 2019, April 18, 2019, July 18, 2019, October 17, 2019, January 16, 2020, April 16, 2020, July 16, 2020, October 15, 2020, January 14, 2021 and April 15, 2021, we partially redeemed 5% of the par value. We redeemed remaining 5% of the par value of the series 04 bonds on July 15, 2021.

On June 9, 2011, we placed series 17 and series 18
non-convertible
interest-bearing bonds in an aggregate principal amount of 10.0 billion rubles. The bonds were registered with FFMS and admitted to trading and listed on MICEX (currently Moscow Exchange). The proceeds were used to refinance our short-term debt. The bonds are due on May 27, 2021. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 10 coupons was set at 8.40% per annum. In June 2016, we restructured the debt under series 17 and series 18 bonds. On May 11, 2016, we published public irrevocable offers through which the bondholders were proposed to amend current schedules of redemption of the bonds and to waive the right to demand early redemption of the bonds. On May 25, 2016, the majority of the series 17 and 18 bondholders approved the new terms at the general meeting of bondholders. On June 28, 2016, the CBR registered amendments to the equity documents, including a schedule of partial redemption of the par value. The annual interest rate is set as follows: for the 11 coupon at 13.5%, for the 12 coupon at 13%, for the
13-14
coupons at 12.125%, for the
15-16
coupons at 10.625%, for the
17-18
coupons at 10.375% and for the
19-20
coupons at 8.75%. We partially redeemed 3.5% of the par value on each of July 12, 2016 and September 1, 2016 and 4% of the par value on each of December 1, 2016 and March 2, 2017. On each of June 1, 2017, August 31, 2017, November 30, 2017, March 1, 2018, May 31, 2018, August 30, 2018, November 29, 2018, February 28, 2019, May 30, 2019, August 29, 2019, November 28, 2019, February 27, 2020, May 28, 2020, August 27, 2020, November 26, 2020 and February 25, 2021, we partially redeemed 5% of the par value. We redeemed remaining 5% of the par value of both series of the bonds on May 27, 2021.
On June 14, 2011, we placed series 19
non-convertible
interest-bearing bonds in an aggregate principal amount of 5.0 billion rubles. The bonds were registered with FFMS and admitted to trading and listed on MICEX (currently Moscow Exchange). The proceeds were used to refinance our short-term debt. The bonds are due on June 1, 2021. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 10 coupons was set at 8.40% per annum. In July 2016, we restructured the bonds series 19. On May 11, 2016, we published public irrevocable offers through which the bondholders were proposed to amend current schedules of redemption of the bonds and to waive the right to demand early redemption of the bonds. On May 25, 2016, the majority of the series 19 bondholders approved the new terms at the general meeting of bondholders. On July 21, 2016, the CBR registered amendments to the equity documents, including a schedule of partial redemption of the par value. The annual interest rate is set as follows: for the 11 coupon at 13.5%, for the 12 coupon at 13%, for the
13-14
coupons at 12.125%, for the
15-16
coupons at 10.625%, for the
17-18
coupons at 10.375% and for the
19-20
coupons at 8.75%. We partially redeemed 3.5% of the par value on each of August 4, 2016 and September 6, 2016 and 4% of the par value on each of December 6, 2016 and March 7, 2017. On each of June 6, 2017, September 5, 2017, December 5, 2017, March 6, 2018, June 5, 2018, September 4, 2018, December 4, 2018, March 5, 2019, June 4, 2019, September 3, 2019, December 3, 2019, March 3, 2020, June 2, 2020, September 1, 2020, December 1, 2020 and March 2, 2021, we partially redeemed 5% of the par value. We redeemed remaining 5% of the par value of the series 19 bonds on June 1, 2021.
In March 2017, Moscow Exchange registered our
30-year
exchange-traded bonds program. During the term of this program, we are able to place exchange-traded bonds for a total amount of up to 100.0 billion rubles. However, our ability to implement the program in the future is limited by restrictions under the existing loan agreements and market conditions.
Critical Accounting Estimates and Policies
Basis of preparation of the consolidated financial statements
See note 2 to our consolidated financial statements in “Item 18. Financial Statements.”
Summary of significant accounting policies
See note 3 to our consolidated financial statements in “Item 18. Financial Statements.”
Significant judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ from the amounts included in the financial statements. Information about such judgments and estimates is presented in note 3(w) “Significant accounting estimates, assumptions and judgments” to our consolidated financial statements.
Inflation
Inflation in the Russian Federation was 8.4% in 2021, 4.9% in 2020 and 3.0% in 2019. Inflation has generally not had a material impact on our results of operations during the period under review in this section. However, there can be no assurance that inflation will not materially adversely impact our results of operations in the future in case inflation accelerates. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — Inflation could increase our costs and decrease operating margins.”
Trend Information
Demand
Mining.
The demand for coking coal is dependent on the steel industry, which is directly tied to global economic cycles. In 2019, metallurgical coal imports growth in China and India was offset by lower imports in Europe, and total global metallurgical coal imports increased by 0.2% compared to the previous year, according to CRU. In 2020, the
COVID-19
pandemic hit global demand for coking coal, with North-East Asia, India and Europe being affected the most. The outbreak of the
COVID-19
pandemic resulted in the decline in total global metallurgical coal imports by 7.5% compared to 2019, according to CRU. Economic recovery in 2021 boosted coking coal consumption by 3.2%, according to CRU. Almost half of the increase in global metallurgical coal demand was driven by China and was attributable to strong demand in the first half of the year, while other markets have increased demand as they recovered from the impact of
COVID-19
in 2020. In 2021, total global metallurgical coal imports decreased by 1.6% compared to 2020, according to CRU.
The steam coal market is driven by
non-steel
related factors, such as growth in electricity consumption, balance between supply and demand and seasonality. In 2019, total global seaborne steam coal imports growth rate slowed down to 1.9% and the main increase came from Vietnam, China and India, according to CRU. In 2020, total global seaborne steam coal imports sharply decreased by 10.1% as
COVID-19-related
restrictions resulted in the decline in imports from India, China, North-East Asia and Europe, according to CRU. In 2021, economic recovery resulted in high demand for coal-fired electricity primarily driven by China, which in turn increased steam coal consumption by 6% compared to 2020.
In 2019, global iron ore trade increased by 0.6%, according to the Department of Industry, Innovation and Science of Australian Government. In 2020, global iron ore trade increased by 3.4% due to higher imports of iron ore in China, which was supported by robust demand linked to government stimulus measures, according to the Department of Industry, Innovation and Science of Australian Government. In 2021, global iron ore trade is estimated to have decreased by 2.8% due to China crude steel restrictions, which was supported by weaker demand for iron ore from China, according to the Department of Industry, Innovation and Science of Australian Government.
Steel.
Russia is our largest market for steel products. In 2019, Russian rolled steel consumption amounted to 47.1 million tonnes, according to Metal Expert. In 2020, it decreased by 3.4% and amounted to 45.5 million tonnes, according to Metal Expert. In 2021, Russian rolled steel consumption increased by 3.9% and amounted to 47.3 million tonnes, according to Metal Expert. Consumption increased on the back of rising demand after the active phase of the
COVID-19
pandemic and in anticipation of the introduction of export duties on semi-finished products and rolled products.
In 2019, exports of steel products decreased by 10.9% and amounted to 25.7 million tonnes, according to Metal Expert. Such decline was attributable to slowing of the world economy growth combined with increased usage of trade barriers, particularly in the United States and Europe. In 2020, exports of steel products increased by 4.9% and amounted to 27.0 million tonnes, according to Metal Expert. The growth was due to extremely low domestic demand caused by the
COVID-19
pandemic and forced suspension of construction in spring 2020. China maintained an active demand for supplies throughout the year, which also contributed to an increase in exports. In 2021, exports of steel products increased by 9.1% and amounted to 29.4 million tonnes, according to Metal Expert. The exports growth was due to strong demand for flat products, in particular, slabs, hot-rolled
coil and galvanized sheet.
In 2019, imports of steel products amounted to 5.6 million tonnes, according to Metal Expert. In 2020, it decreased by 16.1% and amounted to 4.7 million tonnes, according to Metal Expert. In 2021, imports of steel products decreased by 7.7% and amounted to 4.3 million tonnes, according to Metal Expert. The decrease was mainly due to the lack of supplies from Ukraine.
Power.
In 2021, the electricity output of our generating facilities decreased by 15% as compared to 2020. Heat energy generated for sale increased by 5%. Power demand in Russia depends on its consumption by the industrial sector. In Russia, the steel and mining industries are major consumers of power and the level of production of steel and mining companies impact demand for power.
Sales
Mining.
In 2022, we expect sales volumes of our mining segment to increase as compared to 2021. We believe that our policy of concluding long-term contracts for coal sales will strengthen our relationships with our customers and will give us presence in both the domestic and export markets. We will promptly respond to the market changes and place free volumes in markets with higher returns.
Steel.
Our steel segment sales volumes are expected to increase in 2022 due to an increase in pig iron and steel production and increased demand from large customers in the railways construction and repair sector, engineering and metalworking industries. In addition, we believe that our strategy aimed at increasing the efficiency of the existing distribution network in conjunction with direct sales from our plants to the largest customers will allow us to strengthen our leading position in the market, provide us with greater stability in steel sales and improve our cash flow.
Power.
In 2022, we expect sales volumes of our power segment to increase as compared to 2021. We do not expect that consumption by small and mid-sized
businesses and households, which are also customers of power and heat-supply companies, will change significantly. We plan to expand our sales channels to build a new customer base among small and mid-sized
businesses, as well as public utilities. We also plan to optimize our production capacity through further integration of our intra-group assets. We hope that further integration of our power assets, as well as diversification of our customer portfolio will allow us to avoid a fall in power segment sales caused by a decrease in demand from large industrial companies that are shifting their business from power supply companies.
In the context of changes in the external environment in 2022, in particular, restrictions to sell our products in certain regional markets, we plan to redirect our products to other available markets. The continued high prices in our commodity markets and stable demand are expected to facilitate plans to increase revenues in 2022.
Inventory
Overall, our inventories increased by RUB 20,311 million, or 48.2%, to RUB 62,449 million as of December 31, 2021 from RUB 42,138 million as of December 31, 2020, mainly due to a
30-50%
increase in the average price of raw materials and goods for resale held in the warehouses of our European trading companies, along with an increase in inventories in the mining and steel segments, which was built up to hold sufficient stock.

Costs
Mining.
Within our mining segment, we expect our iron ore cash costs per tonne to increase in 2022 as a result of increasing prices of power, explosives, automotive tires and tubes for open pit equipment and land use fees, while coal cash costs per tonne should remain relatively stable in 2022 as a result of increasing operational efficiency and decreasing semi-fixed costs.
Steel.
Excluding the effects of exchange rate fluctuations, our steel cash costs per tonne should remain relatively stable in 2022 as a result of achieving cost savings, as well as efficiency and output gains arising as a result of our targeted capital investment program. Specifically, as we continue to introduce operational and technical changes at our plants allowing us to better integrate their products, we expect to be better able to control our costs.
Power.
We expect that in 2022 the cost of the production of electricity and heat energy will increase due to an increase in the prices of key raw materials, particularly natural gas, as well as some ancillary materials. We intend to maintain strict control over costs, which should enable us to cut expenditures by reducing fixed production costs, optimizing administrative expenses and increasing productivity to satisfy increased market demand in some regions.
We expect costs to increase in all segments due to broken logistical chains for spare parts and equipment supply from Europe and other countries that have enacted sanctions against Russia, as well as due to volatility of currency exchange rates and high inflation. Nevertheless, we intend to consider different alternatives and substitute these supplies from domestic or Asian market.
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

Item 6.

Directors, Senior Management and Employees
Directors and Executive Officers
Board of Directors
All of our current directors were elected on June 25, 2021, and their terms expire on the date of our next annual general shareholders’ meeting, which will take place not later than June 30, 2022. The business and mailing address for all our directors and executive officers is Krasnoarmeyskaya Street 1, Moscow 125167, Russian Federation.

Name	Year of Birth	Position
Igor V. Zyuzin	1960	Chairman
Alexander N. Shokhin (1)(6)	1951	Deputy Chairman
Oleg V. Korzhov (4)	1970	Director, Chief Executive Officer, Chairman of Management Board
Victor A. Trigubko	1956	Director, Adviser to the Chief Executive Officer, Member of Management Board
Irina N. Ipeeva	1963	Director, Deputy Chief Executive Officer for Legal Affairs, Member of Management Board
Alexander N. Kotsky (1)(2)(4)	1957	Director
Alexander D. Orishchin (1)(2)(3)(4)	1932	Director
Yuriy N. Malyshev (3)(4)(5)	1939	Director
Georgy G. Petrov (1)(2)(3)	1948	Director

(1)	Independent Director under the applicable NYSE regulations and Russian regulations.
(2)	Member of the Audit Committee of the Board of Directors.
(3)	Member of the Committee on Appointments and Remuneration.
(4)	Member of the Committee on Investments and Strategic Planning.
(5)	Independent Director based on the decision of our Board of Directors.
(6)	Alexander N. Shokhin resigned from our Board of Directors, effective from March 16, 2022.
Igor V. Zyuzin

has been Chairman of our Board of Directors since July 2010. He was our Chief Executive Officer from December 2006 to June 2010 and Chairman of our Management Board from September 2007 to June 2010. He served as Chairman of our Board of Directors from March 2003, when Mechel was founded, to December 2006 and has been a member of our Board of Directors since that time. Mr. Zyuzin has been a member of the Board of Directors of Mechel Mining since April 2008 and Chairman of the Board of Directors of Mechel Mining since July 2018. He held the position of Chief Executive Officer of Mechel Mining from July 2011 to July 2018. Mr. Zyuzin served as Chairman of the Board of Directors of Southern Kuzbass Coal Company from May 1999 to June 2015 and Chairman of the Board of Directors of Yakutugol from May 2012 to June 2017. He was a member of the Board of Directors of Chelyabinsk Metallurgical Plant from June 2001 to April 2017 and a member of the Board of Directors of Yakutugol from October 2007 to June 2017. From July 2011 to April 2014, he was Chairman of the Management Board of Mechel Mining. From April 2008 to June 2011, Mr. Zyuzin served as Chairman of the Board of Directors of Mechel Mining. Mr. Zyuzin has over 30 years of experience in the coal mining industry. Mr. Zyuzin has a degree in technology and complex mechanization of underground mining from the Tula Polytechnic Institute. Mr. Zyuzin also has a degree in mining engineering economics and a Ph.D. in technical sciences in the coal mining field. Mr. Zyuzin may be deemed to be the beneficial owner of approximately 49.33% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions.”
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
Victor A. Trigubko
has been a member of our Board of Directors since June 2016. He has been Adviser to our Chief Executive Officer since February 2022 and a member of our Management Board since February 2016. Mr. Trigubko served as our Deputy Chief Executive Officer for Government Relations from October 2020 to February 2022. He was our Senior Vice President — Government Relations from August 2006 to October 2020. He was a member of our Board of Directors from June 2012 to March 2016. He served as our Vice President — Government Relations from 2005 to August 2006. From 2003 to 2005, he was our Vice President for Representation in Central and Eastern Europe, Chairman of the Board of Directors of Mechel Campia Turzii S.A. and a member of the Board of Directors of Mechel Targoviste S.A. From 2002 to 2003, Mr. Trigubko held the position of Director of Mechel International Holdings AG’s representative office in Romania. From 1997 to 2002, he was Head of Izhstal’s representative office in Moscow. From 1992 to 1997, he held various executive positions in the metallurgical company Unibros Steel Co. LTD, including Deputy General Director. Mr. Trigubko also worked in the Foreign Relations Department of the USSR State Committee for Labor and Social Issues and in the USSR Trade Representation Office in Romania. Mr. Trigubko has a degree in economics from the Kalinin State University.
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
Yuriy N. Malyshev
has been a member of our Board of Directors since June 2013. Mr. Malyshev is currently President of the State Geological Museum of V.I. Vernadsky. He has been President of the Academy of Mining Sciences of Russia since 1993. He has been a member of the Board of Directors of Acron PJSC since May 2015 and a member of the Board of Directors of SN Gold Mining OOO since November 2020. He was a member of the Board of Directors of Rosgeologia JSC from June 2017 to September 2019. From 2010 to 2016, he served as Chairman of the Board of Directors of OShK Soyuzspetsstroy ZAO. From 1999 to 2013, he was President of the
Non-profit
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
Georgy G. Petrov
has been a member of our Board of Directors since June 2017. From April 2016 to March 2021, he held the position of an Adviser on international issues to the President of the Chamber of Commerce and Industry of the Russian Federation. From 2002 to 2016, he was Vice President of the Chamber of Commerce and Industry of the Russian Federation. From 1998 to 2002, Mr. Petrov served as Director of the Department of Economic Cooperation in the Ministry of Foreign Affairs of the Russian Federation,
Ambassador-at-large.
From 1971 to 1998, he held various positions in the Ministry of Foreign Trade of the USSR and Ministry of Foreign Economic Relations and Trade of the Russian Federation. Mr. Petrov has a degree in international currency and credit relations from the Moscow State Institute of International Relations.

Executive Officers

Name	Year of Birth	Position
Oleg V. Korzhov	1970	Chief Executive Officer, Director, Chairman of Management Board
Victor A. Trigubko	1956	Adviser to the Chief Executive Officer, Director, Member of Management Board
Irina N. Ipeeva	1963	Deputy Chief Executive Officer for Legal Affairs, Director, Member of Management Board
Valery A. Sheverdin	1963	Deputy Chief Executive Officer for Security, Member of Management Board
Nelli R. Galeeva	1973	Deputy Chief Executive Officer for Finance, Member of Management Board
Dmitry S. Voytkus	1986	Deputy Chief Executive Officer for Financial Control, Member of Management Board
Ekaterina A. Silaeva	1975	Deputy Chief Executive Officer for Human Resources, Member of Management Board
Andrey Yu. Pazynich	1961	Chief Executive Officer of Mechel Mining Management
Andrey A. Ponomarev	1977	Chief Executive Officer of Mechel-Steel Management
Denis N. Graf	1978	Chief Executive Officer of Mechel Energo
Alexey V. Lebedev	1974	Chief Executive Officer of Mecheltrans Management, Deputy Chief Executive Officer for Operations
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
Nelli R. Galeeva
has been our Deputy Chief Executive Officer for Finance since September 2021 and a member of our Management Board since July 2016. She was our Deputy Chief Executive Officer for Economics and Finance from September 2020 to September 2021 and our Chief Financial Officer from January 2018 to September 2020. Mrs. Galeeva has been a member of the Board of Directors of Mechel Mining since March 2018. From March 2014 to January 2018, she was Director of our Accounting and Tax Department. She served as Chief Accountant of Mechel Mining Management from April 2009 to March 2014 and Chief Accountant of Mechel Mining from May 2008 to April 2009. From August 2005 to May 2008, she was Chief Accountant of Southern Kuzbass Coal Company. From March 2000 to August 2005, Mrs. Galeeva worked at Southern Kuzbass Coal Company, first as chief of consolidated and international reporting department and then as deputy chief accountant, chief of consolidated reporting department. From June 1995 to February 2000, she was an accountant of finance department and then a deputy chief production accountant at Krasnogorsky Open Pit OAO.

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
Andrey Yu. Pazynich
has been Chief Executive Officer of Mechel Mining Management since August 2021. From September 2019 to August 2021, he was Director of the Operations Department in Mechel Mining Management. He has been a member of the Board of Directors of Yakutugol since June 2020 and a member of the Board of Directors of Korshunov Mining Plant since June 2021. From October 2018 to August 2019, he held the positions of the Head of the Technical Department and Deputy Technical Director at Management Company Sibanthracite OOO. From August 2016 to October 2018, Mr. Pazynich was Deputy Technical Director for Mining at Siberian Anthracite JSC. From June to August 2016, he served as First Deputy Managing Director of Yakutugol. From September 2010 to June 2016, he was technical director of the Management Directorate of Yakutugol. From 1984 to August 2010, he held various positions at Yakutugol, including Director of Neryungrinsky Open Pit since April 2008. Mr. Pazynich has a degree in technology and complex mechanization of open pit mining from the Moscow Mining Institute.
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

Alexey V. Lebedev
has been Chief Executive Officer of Mecheltrans Management since December 2013 and our Deputy Chief Executive Officer for Operations since February 2022. He was a member of our Management Board from August 2014 to May 2017. He has been a member of the Board of Directors of Port Kambarka and Port Vanino since June 2014. He was a member of the Board of Directors of Port Posiet from June 2014 to March 2016 and a member of the Board of Directors of Mecheltrans from April 2014 to August 2016. He served as Chief Executive Officer of Mecheltrans Auto from December 2010 to December 2013 and Director of Motor Transportation Department of Mecheltrans from June 2010 to January 2011. From 2005 to 2010, Mr. Lebedev was Director of Uraltechstroy NN OOO. From 2004 to 2005, he held the position of Deputy General Director of Region Express TK OOO. From 1998 to 2003, he held various positions at UralPromSnab OOO. From 1993 to 1998, he was Head of Railway Transportation Department of Transfero EAFC OOO. Mr. Lebedev has a degree in industrial management from the Izhevsk State Technical University.
Compensation
Our directors and executive officers were paid an aggregate of approximately RUB 662.9 million for services in all capacities provided to us during 2021. Our directors and executive officers are also provided with voluntary medical insurance and the use of wireless services.
Board of Directors
Members of our Board of Directors are elected by a majority of the voting stock present at our annual general shareholders’ meeting using a cumulative voting system. Directors are elected to serve until the next annual general shareholders’ meeting and may be re-elected
an unlimited number of times. Before resignation of one of our directors, our Board of Directors consisted of nine members, five of whom were recognized as independent pursuant to the director independence criteria set forth in the applicable Russian regulations, Moscow Exchange and NYSE rules, as well as in the Charter and the Bylaw on the Board of Directors of Mechel PAO. As of the date of this Annual Report on Form
20-F,
our Board of Directors consists of eight members, four of whom are recognized as independent. The Board of Directors is responsible for our overall management, except matters reserved for our shareholders. See “Item 10. Additional Information — General Meetings of Shareholders” for more information regarding the competence of our general shareholders’ meetings. Members of the Board of Directors do not have service contracts with us or with any of our subsidiaries that provide them benefits upon termination of their service.
Committees of the Board of Directors
Audit Committee
The Audit Committee consists of Georgy Petrov, Alexander Orishchin and Alexander Kotsky, each of whom is an Independent Director. Our Audit Committee operates pursuant to a bylaw, which is available at
www.mechel.com
. The purpose of this Committee is to assist the Board of Directors with its oversight responsibilities regarding:

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
www.mechel.com
.
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
Internal Audit Department
The Internal Audit Department’s main function is to systematically, consistently and independently from our management assess and make recommendations to improve the efficiency of our group’s risk management, internal control, corporate governance and information systems. The activities of the Internal Audit Department are governed by the Bylaw on the Internal Audit Department. Natalya S. Zykova serves as the Director of the Internal Audit Department. The Department is functionally subordinated to the Board of Directors, and administrated by our Chief Executive Officer.
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
www.mechel.ru
.
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
Employees
As of December 31, 2021, 2020 and 2019, we employed 51,414, 52,851 and 56,182 people as follows:

		2021		2020		2019
Segment	Primary Location	Total Employees	% Unionized	Total Employees	% Unionized	Total Employees	% Unionized
Mining	Russia, Switzerland, Singapore	16,374	61%	16,932	63%	19,845	61%
Steel	Russia, Europe, CIS	30,019	53%	31,739	53%	32,222	56%
Power	Russia	3,341	29%	3,606	34%	3,535	36%
Other	Various	1,680	2%	574	9%	580	9%

Total		51,414	52%	52,851	55%	56,182	56%

Set out below is information about membership of our employees in trade unions:

•
Employees of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Korshunov Mining Plant, Moscow Coke and Gas Plant, Mechel Coke, Izhstal, Bratsk Ferroalloy Plant, Mechel Materials, Southern Urals Nickel Plant and Pugachevsky Open Pit are members of the Ore Mining and Smelting Trade Union of Russia.

•
Employees of Urals Stampings Plant are members of the Russian Trade Union of Mechanical Engineers, employees of Chelyabinsk branch of Urals Stampings Plant are members of the Ore Mining and Smelting Trade Union of Russia.

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
Share Ownership
The following table sets forth information regarding the beneficial ownership of our shares as of December 31, 2021, based on the information available to us, by our directors and executive officers, except for Mr. Zyuzin, our largest shareholder.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if that person possesses sole or shared voting or investment power over that security. A person is also deemed to be a beneficial owner of securities if that person has a right to acquire within 60 days including, without limitation, through the exercise of any option, warrant or other right or the conversion of any other security. Such securities, however, are deemed to be outstanding only for the purpose of computing the percentage beneficial ownership of that person but are not deemed to be outstanding for the purpose of computing the percentage beneficial ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

Directors and Executive Officers	Number of Common Shares	% of Common Shares	Number of Preferred Shares	% of Preferred Shares	% of Total Voting Power
Oleg V. Korzhov	*	*	*	*	*
Alexander N. Kotsky	*	*	*	*	*
Andrey A. Ponomarev	*	*	*	*	*
Alexey V. Lebedev	*	*	*	*	*
Victor A. Trigubko	*	*	—	—	*
Irina N. Ipeeva	*	*	—	—	*
Nelli R. Galeeva	*	*	—	—	*

Total	*	*	*	*	*

*	Represents beneficial ownership of less than one percent of such class.

Item 7.

Major Shareholders and Related Party Transactions
The following table sets forth information regarding our major shareholders, which means shareholders that are the beneficial owners of 5% or more of our common shares, as of April 28, 2022, based on the information available to us:

Name of Beneficial Owner	Number of Common Shares	% of Common Shares
Igor V. Zyuzin (1)	205,335,808	49.33%
Irina V. Zyuzina (2)	81,739,899	19.64%
Ksenia I. Zyuzina (3)	86,430,261	20.76%
Other (4)(5)	201,728,842	48.46%

(1)
Mr. Zyuzin is the Chairman of our Board of Directors. See “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.” Mr. Zyuzin may be deemed to be the beneficial owner of approximately 49.33% of our common shares through (i) his record ownership of 26.48% of our common shares; (ii) his ownership of 93.56% of the outstanding equity interests in JSC IC BASK (“
BASK
”), which is the record owner of 1.20% of our common shares; (iii) his indirect ownership of 4.68% of the outstanding equity interests in OOO

BASK-MED

(“
BASK-MED
”), which is the record owner of 0.06% of our common shares; (iv) his indirect ownership of 4.68% of the outstanding equity interests in OOO

BASK-MED

Region (“
BASK-MED

Region
”), which is the record owner of 0.03% of our common shares; (v) his direct and indirect ownership of 39.04% of the outstanding equity interests in JSC Coalmetbank (“
Coalmetbank
”), which is the record owner of 0.20% of our common shares; (vi) his indirect ownership of 33.85% of the outstanding equity interests in Skyblock Limited (“
Skyblock
”), which is the record owner of 0.17% of our common shares; (vii) his indirect ownership of 93.56% of the outstanding equity interests in Spetstekhleasing OOO (“
Spetstekhleasing
”), which is the record owner of 0.002% of our common shares; (viii) his indirect ownership of 33.84% of the outstanding equity interests in Yakutugol, which is the record owner of 2.60% of our common shares; and (ix) his ownership of 33% of the outstanding equity interests in MetHol OOO (“
MetHol
”), which is the record owner of 18.68% of our common shares. Further information regarding the shareholdings of Mr. Zyuzin is available in the Schedule 13D and amendments thereto filed by him with the SEC.

(2)
Mrs. Irina Zyuzina may be deemed to be the beneficial owner of approximately 19.64% of our common shares through (i) her record ownership of 0.48% of our common shares; (ii) her ownership of 34% of the outstanding equity interests in MetHol, which is the record owner of 18.68% of our common shares; (iii) her ownership of 95% of the outstanding equity interests in

BASK-MED,

which is the record owner of 0.06% of our common shares; (iv) her ownership of 95% of the outstanding equity interests in

BASK-MED

Region, which is the record owner of 0.03% of our common shares; (v) her indirect ownership of 30.40% of the outstanding equity interests in Coalmetbank, which is the record owner of 0.20% of our common shares; (vi) her indirect ownership of 6.97% of the outstanding equity interests in Skyblock, which is the record owner of 0.17% of our common shares; and (vii) her indirect ownership of 6.97% of the outstanding equity interests in Yakutugol, which is the record owner of 2.60% of our common shares. Further information regarding the shareholdings of Mrs. Irina Zyuzina is available in the Schedule 13D and amendments thereto filed by her with the SEC.

(3)
Ms. Ksenia Zyuzina may be deemed to be the beneficial owner of approximately 20.76% of our common shares through (i) her record ownership of 0.0001% of our common shares; (ii) her ownership of 33% of the outstanding equity interests in MetHol, which is the record owner of 18.68% of our common shares; (iii) her ownership of 100% of the outstanding equity interests in Swan Agency Limited (“
Swan
”), which is the record owner of 0.84% of our common shares; (iv) her ownership of 100% of the outstanding equity interests in Roderika Limited (“
Roderika
”), which is the record owner of 0.49% of our common shares; (v) her ownership of 100% of the outstanding equity interests in Met Shipping Pte. Ltd. (“
Met Shipping
”), which is the record owner of 0.34% of our common shares; (vi) her indirect ownership of 29.51% of the outstanding equity interests in Coalmetbank, which is the record owner of 0.20% of our common shares;

(vii) her indirect ownership of 7.89% of the outstanding equity interests in Skyblock, which is the record owner of 0.17% of our common shares; and (viii) her indirect ownership of 7.89% of the outstanding equity interests in Yakutugol, which is the record owner of 2.60% of our common shares. Further information regarding the shareholdings of Ms. Ksenia Zyuzina is available in the Schedule 13D and amendments thereto filed by her with the SEC.
(4)	According to Deutsche Bank Trust Company Americas, as of December 31, 2021, 22,510,228 common ADSs and 10,266,755 GDSs were outstanding, representing 15.75% of our total issued common shares.
(5)	We believe our directors and executive officers as a group, other than Mr. Zyuzin and his family members, as of December 31, 2021, beneficially owned less than 1% of our shares.
None of our common shareholders have voting rights which differ from any other holders of our common shares. Based on our share register, we believe we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements the operation of which may result in a change of control.
Related Party Transactions
See note 7 to our consolidated financial statements in “Item 18. Financial Statements.”
In September 2020, as a result of making the mandatory share buy-back,
Mechel repurchased from Skyblock 328,435 common shares representing approximately 0.08% of our voting shares. As a result of the repurchase procedure Skyblock is the record owner of 690,561 common shares, which represent approximately 0.17% of our voting shares.
In October 2020, Yakutugol acquired from Mechel 10,804,058 common shares representing approximately 2.60% of our voting shares.
Item 8.
Financial Information
See “Item 18. Financial Statements.”
Litigation
Other than the legal proceedings described below, we are not involved in any legal proceedings that we believe to be material.
Environmental and safety
Pursuant to a claim of the Novokuznetsk Environmental Prosecutor’s Office against Southern Kuzbass Power Plant concerning the emission of pollutants into the atmosphere above the maximum permissible level, the court ruled in September 2008 that we must limit the emission of pollutants into the atmosphere to comply with the maximum permissible level. We have complied with the ruling effective as of November 2009. The court also mandated us to reconstruct the de-dusting
system. Since then, we have applied several times for stay of execution, the last time being in May 2021, and the court allowed us to stay execution of this mandate until December 31, 2022. We are continuing with the reconstruction and replacement of the dust and gas scrubber equipment. During 2013-2021, we completed the reconstruction of eight of the boilers and have commenced the reconstruction of another boiler.
On June 11, 2013, the Department of Rosprirodnadzor for the Republic of Bashkortostan filed a lawsuit against Beloretsk Metallurgical Plant with the Arbitrazh Court of the Republic of Bashkortostan seeking the recovery of damages caused to water resources as a result of non-compliance
with water legislation in the amount of RUB 408.2 million. During the court hearings claims under the lawsuit were reduced to RUB 398.6 million. On October 3, 2013, the Arbitrazh Court of the Republic of Bashkortostan rendered a decision to collect from Beloretsk Metallurgical Plant the amount of damages in the amount of RUB 398.6 million. We contested this decision with the Eighteenth Arbitrazh Court of Appeal. On January 28, 2014, the court upheld the decision of the lower court. On February 7, 2014, Beloretsk Metallurgical Plant filed a cassation appeal with the Federal Arbitrazh Court of Urals District. At the court hearing held on April 14, 2014 Beloretsk Metallurgical Plant withdrew its cassation appeal. On May 27, 2014, the Arbitrazh Court of the Republic of Bashkortostan approved a settlement agreement between Rosprirodnadzor for the Republic of Bashkortostan and Beloretsk Metallurgical Plant. In accordance with the settlement agreement, Beloretsk Metallurgical Plant was obliged to develop project documentation for the technical upgrading and/or reconstruction (construction) of waste treatment facilities system in order to bring the quality of discharged waste water into compliance with applicable regulatory requirements. The reconstruction of waste treatment facilities system was to be completed by December 31, 2016. In November 2016, Beloretsk Metallurgical Plant applied for a stay of execution and the court ruled to complete the reconstruction by December 31, 2023.
In October 2018, the Bratsk Environmental Prosecutor filed a lawsuit against Bratsk Ferroalloy Plant with the Bratsk City Court of Irkutsk region seeking to declare the reclamation of the sludge reservoir illegal and ban it. On February 27, 2019, the Bratsk City Court of Irkutsk region ordered Bratsk Ferroalloy Plant to raise the hazard class of the sludge reservoir by December 1, 2019 in accordance with the specified claims of the Bratsk Environmental Prosecutor. We failed to perform the order, and following the inspection of Rostekhnadzor the remedial period was extended until November 1, 2021. In December 2021, we sent a declaration on changing the hazard class of the sludge reservoir to Rostekhnadzor, which is still under consideration.
In February 2020, the Chelyabinsk Environmental Prosecutor filed two lawsuits against Chelyabinsk Metallurgical Plant with the Chelyabinsk Metallurgical District Court seeking to declare illegal actions of discharging insufficiently treated waste water into the Miass River and to compensate for environmental damages in a total amount of RUB 192.6 million. In September 2020, the court awarded damages in the amount of RUB 189.8 million under these claims. Chelyabinsk Metallurgical Plant applied for changing the method of execution of the court ruling by replacing an obligation to pay damages with an obligation to take measures to modernize the treatment equipment, which was rejected. In September 2021, Chelyabinsk Metallurgical Plant compensated the damages in full. In September 2020, the Chelyabinsk Environmental Prosecutor filed two more similar lawsuits totaling RUB 242.7 million. In August 2021, the claim for the compensation for environmental damages was rejected.
Commercial litigation
In November 2014, Minmetals initiated proceedings at the Arbitration Institute of the Stockholm Chamber of Commerce against Chelyabinsk Metallurgical Plant to recover alleged amounts due under the construction contract, whereas Chelyabinsk Metallurgical Plant filed its own counter-claims, which include a penalty for delay and recovery of damages for failing to perform works and rectifying works of poor quality. In 2015-2017, both parties submitted a number of procedural statements to the arbitral tribunal and presented arguments during arbitral hearing for the adjustment of claims, so that the final claims of Minmetals amounted to approximately $143.0 million (plus applicable interest) and those by Chelyabinsk Metallurgical Plant to approximately $57.5 million and €4.1 million (plus applicable interest). During the arbitral proceedings, three arbitrators resigned from their duty and in November 2016 new arbitral tribunal was formed. The final arbitral award was issued on November 9, 2017, awarding Minmetals (after a set off against the satisfied claims of Chelyabinsk Metallurgical Plant) approximately $16.7 million (plus applicable interest). Chelyabinsk Metallurgical Plant did not agree with the award and filed a petition with the Svea Court of Appeal (state court in Sweden) asking to set aside this award in full. In February 2018, the Svea Court of Appeal accepted the petition for consideration. The court hearing has not yet been scheduled. In August 2018, Minmetals applied with the Arbitrazh Court of Chelyabinsk region for recognition and enforcement on the territory of the Russian Federation of the award of the

Arbitration Institute of the Stockholm Chamber of Commerce. The Arbitrazh Court of Chelyabinsk region suspended the consideration of the Minmetals petition until the termination of the proceedings in the Svea Court of Appeal. In December 2018, a higher court upheld the decision of the Arbitrazh Court of Chelyabinsk region. A date for a hearing in the Svea Court of Appeal is currently pending.
From September 2017 to August 2020, IDGC of Urals JSC filed 19 claims against Mechel Energo with the Arbitrazh Court of Chelyabinsk region seeking recovery of debt for electricity transmission services for the period from July 2017 to June 2020 in an aggregate amount of approximately RUB 1.3 billion and penalty for delay in payment totaling approximately RUB 285.3 million. The proceedings under 18 cases were suspended pending entry into force of the court decision under the first case. The first case was resolved in favor of IDGC of Urals JSC, which resulted in recovery of RUB 88.5 million from Mechel Energo. In September 2020, the Arbitrazh Court of Chelyabinsk region resumed proceedings and combined 18 cases into one. On March 9, 2021, the court sustained the plaintiff’s claims in full. Mechel Energo appealed, but the higher courts upheld the decision of the Arbitrazh Court of Chelyabinsk region. In July 2021, Mechel Energo repaid the debt in full. In February 2022, Mechel Energo filed a cassation appeal with the Supreme Court of the Russian Federation. On April 5, 2022, the Supreme Court of the Russian Federation refused to consider the appeal. Mechel Energo further appealed this decision to the Judicial Chamber on Economic Disputes of the Supreme Court of the Russian Federation.
Between April 2021 and February 2022, IDGC of Urals JSC filed three claims against Mechel Energo with the Arbitrazh Court of Chelyabinsk region seeking recovery of debt for electricity transmission services for the period from January 2021 to February 2022 in an aggregate amount of approximately RUB 422.7 million and penalty for delay in payment totaling approximately RUB 74.9 million. In one case the court sustained the plaintiff’s claims in full. Mechel Energo appealed this court decision to the Eighteenth Arbitrazh Court of Appeal. The hearing is scheduled for May 12, 2022. The court hearings under other two cases are scheduled for April 27 and May 24, 2022.
On January 14, 2019, Mechel Trading received a notice dated January 8, 2019 from the Cantonal Court of Zug about an acceptance of court recovery claim of Moorgate Industries UK Limited dated January 3, 2019 regarding the debt of $77.0 million. In April 2019, Mechel Trading filed a limited statement of defense with the Cantonal Court of Zug in which it invoked an arbitration clause and requested that the proceedings be limited to the question of jurisdiction for the time being, which request was granted by the court on May 6, 2019. In September 2019, the court ordered that an expert report of a neutral expert regarding the jurisdiction issue shall be obtained by March 31, 2020. Taking into account written statements provided by the parties to the neutral expert report, the Cantonal Court of Zug ordered a supplementary expert report which was submitted to the court in December 2020. With decision of January 18, 2021, the court set the parties a deadline of 10 days to tell the court whether the parties want to submit written statements on the supplementary legal opinion. Both parties submitted written statements on the supplement legal opinion. On July 27, 2021, the Cantonal Court of Zug issued a decision confirming the jurisdiction. On September 14, 2021, Mechel Trading filed an appeal to the Supreme Court of the Canton of Zug which is being considered by the court.
Debt litigation
Rostov Electrometallurgical Plant OOO and Lomprom Rostov OOO within the bankruptcy cases of Zlatoust Metallurgical Plant OAO and Guryevsk Metallurgical Plant OAO (hereinafter referred to as the “
debtors
”) reviewed in the Arbitrazh Court of Chelyabinsk region and the Arbitrazh Court of Kemerovo region, respectively, requested to hold Mechel secondarily liable for obligations of the debtors. The claimants state that Mechel was the controlling entity in relation to the debtors and pursuant to the Bankruptcy Law should be liable in the amount equal to the aggregate amount of creditor claims that remained unsettled due to insufficiency of the debtors’ property. The amount of claims is not currently defined. On August 31, 2018, the Arbitrazh Court of Kemerovo region dismissed claims to impose secondary liability on Mechel under the first case. The higher courts upheld the decision of the Arbitrazh Court of Kemerovo region. The dispute regarding the imposition of secondary liability on Mechel is closed. The proceedings under the second case are suspended.

In May 2017, Paslentia Investments Ltd. (“
Paslentia
”), a minority shareholder of Korshunov Mining Plant, filed two claims with the Arbitrazh Court of Irkutsk region seeking invalidation of suretyship agreements entered into between Korshunov Mining Plant and each of Gazprombank and VTB Bank. Under the suretyship agreements with Gazprombank, the Arbitrazh Court of Irkutsk region and a higher court dismissed the claim in full. Under the suretyship agreements with VTB Bank, the claim was also fully dismissed by the court.
In October 2021, Paslentia filed a claim with the Arbitrazh Court of Irkutsk region seeking invalidation of loan agreements entered into between Korshunov Mining Plant and Mechel and Mechel Coke and restitution of principal and interest in the total amount of approximately RUB 13.3 billion. On March 31, 2022, the court dismissed the claim in full.
In April 2021, Advalor-Consult OOO, a minority shareholder of Kuzbass Power Sales Company, filed a claim with the Arbitrazh Court of Kemerovo region seeking invalidation of the trademark licensing agreement made between Kuzbass Power Sales Company and Mechel and restitution to Kuzbass Power Sales Company of royalties and interest in the amount of RUB 406.2 million. The proceedings were suspended due to the appointment of an expert examination.
In April 2021, Advalor-Consult OOO filed seven claims with the Arbitrazh Court of Kemerovo region seeking invalidation of loan agreements and amendments thereto entered into between Kuzbass Power Sales Company and Mechel Energo, Southern Kuzbass Power Plant and Zoneline and restitution of principal and interest in the total amount of approximately RUB 5.9 billion. Two claims were later merged into one case. In two cases the court of first instance dismissed the claims in full and appeal hearings were scheduled. One of the appeal hearings resulted in reversal of the decision of the court of first instance and recovery of RUB 3.8 billion from Mechel-Energo. The remaining four cases are being considered by the court of first instance.
On December 16, 2021, Advalor-Consult OOO filed a claim before the District Court of Nicosia, Cyprus, against Zoneline, Igor V. Zyuzin, Mechel, Mechel Energo, Southern Kuzbass Power Plant, Skyblock and Kuzbass Power Sales Company. With its claim, Advalor-Consult OOO is seeking damages award for alleged losses suffered as a result of conspiracy to defraud Kuzbass Power Sales Company by transfer of funds to Zoneline, Mechel Energo and Southern Kuzbass Power Plant under 73 loan agreements between 2012 and 2020. On December 17, 2021, Advalor-Consult OOO obtained ex parte order against all defendants except for Kuzbass Power Sales Company. Ex parte order of the Cypriot Court imposed interim measures prohibiting to transfer assets of all defendants except for Kuzbass Power Sales Company located in Cyprus in the amount of up to EUR 79,920,000 outside of Cyprus Republic and to deal with or alienate assets of all defendants except for Kuzbass Power Sales Company in the amount of up to EUR 79,920,000 in other jurisdictions. On February 18, 2022, we filed an application opposing ex parte order. The hearing took place in the District Court of Nicosia, Cyprus on February 25, 2022, where Advalor-Consult OOO stated that they filed an application for supplementary affidavit, and claimed that affidavit matter shall be resolved before the injunction application is decided. The court took the approach that the hearing of the injunction application cannot proceed until the supplementary affidavit issue is resolved, and appointed a hearing on the matter on March 8, 2022. The hearing originally scheduled for March 8, 2022 was moved to March 11, 2022, where the court ruled that supplementary affidavit should be filed by Advalor-Consult OOO before March 18, 2022 and by defendants until March 28, 2022. The next hearing took place on April 13, 2022. Both sides orally argued their main points and filed the written addresses. The court indicated that judgment will be issued on May 13, 2022. Also, the interim order was reduced by the court as per our request from EUR 79,920,000 to RUB 2,830,873,314 (or the equivalent in euro using the CBR’s foreign exchange rate).
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
For a further description, please see Exhibit 2.1 to this Annual Report on Form
20-F.
See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Shares and ADSs and the Trading Market.”
On June 25, 2021, our general shareholders’ meeting decided not to pay dividends for 2020 on common shares and declared a dividend of RUB 162.3 million on preferred shares (of which RUB 64.1 million was paid to Skyblock), which was paid in July 2021. On June 30, 2020, our general shareholders’ meeting decided not to pay dividends for 2019 on common shares and declared a dividend of RUB 482.9 million on preferred shares (of which RUB 190.7 million was paid to Skyblock), which was paid in October 2020. On June 28, 2019, our general shareholders’ meeting decided not to pay dividends for 2018 on common shares and declared a dividend of RUB 2,526.8 million on preferred shares (of which RUB 1,010.7 million was paid to Skyblock), which was paid in August 2019. In each case, we could not pay insignificant amounts of dividends to those shareholders who did not provide us with their bank account details and/or due to the restriction of shareholders’ rights to receive dividends in certain cases provided for by Russian law. In addition, in 2020, the deadline for performing our obligation to pay dividends was suspended for the period of the moratorium established by the Russian Government in connection with the spread of
COVID-19,
and resumed on September 23, 2020.
Significant Changes
In February 2022, the ongoing geopolitical conflict in Ukraine escalated and resulted in a number of new sanctions and counter-sanctions being introduced by the United States, the European Union, the United Kingdom, Canada, other countries and Russia. Moreover, the existing situation is unpredictable, quickly evolving and exposes us to a number of uncertainties and risks. For more information, see “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation — Geopolitical disagreements between Russia and Ukraine and sanctions imposed as a result thereof could adversely affect our business, financial condition and results of operations,” “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation — Sanctions imposed by the United States and the European Union and other countries, as well as other politically related disagreements and allegations between Russia and other countries, may have a material adverse effect on our business, liquidity and financial condition, as well as the trading market for and value of our shares and ADSs” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Shares and ADSs and the Trading

Market — The suspension of trading and potential delisting of our ADSs could adversely affect the liquidity and the market price of our shares and ADSs.”
Other than as described in this document and note 26 to the consolidated financial statements, no significant change in our business has occurred since December 31, 2021.
Item 9.
The Offer and Listing
Our common ADSs have been listed on the NYSE under the symbol “MTL” since October 2004. In June 2004, our common shares were listed on Open Joint Stock Company “Russian Trading System” Stock Exchange (“
RTS
”). In October 2008, our common shares were listed on Closed Joint Stock Company Moscow Interbank Currency Exchange (“
MICEX
”). RTS and MICEX ceased to exist as a result of their reorganization through accession to Public Joint-Stock Company “Moscow Exchange
MICEX-RTS”
(“
Moscow Exchange
”). Our common shares have been traded on the Moscow Exchange Level 1 quotation list under the symbol “MTLR.”
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
Description of Capital Stock
Pursuant to our charter, we have the right to issue registered common shares, preferred shares and other securities provided for by the legislation of the Russian Federation with respect to securities. Our capital stock currently consists of 555,027,660 shares, including 416,270,745 common shares, each with a nominal value of 10 Russian rubles, and 138,756,915 preferred shares, each with a nominal value of 10 Russian rubles, all of which are fully paid, issued and outstanding under Russian law. Our preferred shares are not convertible into common shares, bonds or other securities of Mechel. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. We are authorized to issue an additional 81,698,341 common shares with a nominal value of 10 rubles each. None of our capital stock is under option or agreed conditionally or unconditionally to be put under option. Any of our shares that are owned by our subsidiaries are not considered treasury shares under Russian law (i.e., they are considered outstanding shares), and we are able to vote such shares and dispose of such shares without any further corporate actions by our shareholders or Board of Directors, provided that such disposals are not major or interested party transactions. Currently, our wholly-owned subsidiary Skyblock holds 54,793,636 preferred shares. The shares are considered issued and outstanding shares under Russian law and have all the rights attaching to other preferred shares. The preferred shares owned by Skyblock are not considered outstanding for purposes of our IFRS financial statements. In December 2019, Skyblock acquired 1,018,996 common shares representing approximately 0.24% of our voting shares. On September 29, 2020, Mechel repurchased 10,804,058 of its common shares representing approximately 1.95% of our charter capital, including 328,435 common shares held by Skyblock. In October 2020, Mechel sold all the repurchased shares to our subsidiary Yakutugol. Currently, Skyblock holds 690,561 common shares representing approximately 0.17% of our voting shares.
Currently, we have more than 10,000 holders of voting shares, which determines the applicability of certain provisions of the Joint-Stock Companies Law, as described below.
For detailed description of our securities, see Exhibit 2.1 to this Annual Report on Form
20-F.
Disclosure of Information
Under Russian legislation, disclosure of information on the securities market means making it available to all interested parties, regardless of the purpose of obtaining this information. We are required to make the following periodic public disclosures and filings in the newswire of authorized information agency Interfax (
www.e-disclosure.ru
), on our websites at
www.mechel.ru
and
www.mechel.com
, as well as on the webpage provided by authorized information agency Interfax (
www.e-disclosure.ru/portal/company.aspx?id=1942
):

•
disclosure of semi-annual and annual reports containing information about us, our shareholders, registrar and depositary, the structure of our management bodies, the members of the board of directors and management board, our branches and representative offices, our subsidiaries and affiliates, our shares and auditors, important developments during the reporting period, accounting statements prepared in accordance with the Russian accounting standards, consolidated statements prepared in accordance with IFRS and other information about our financial and business activity;

•
disclosure of any information concerning material facts and other official disclosures, including, among other things, our reorganization; certain changes in the amount of our assets; decisions on share issuances; certain changes in ownership and shareholding; information about controlled organizations which are material to us or organizations controlling us; conclusion of agreement with our controlled or controlling organization, where we are required to buy securities issued by such controlled or controlling organization; as well as shareholder and management bodies resolutions;

•	notifying Moscow Exchange about the disclosure of aforementioned information;

•	disclosure of the documents that we have received in connection with any of the following:

•	a voluntary offer (including any competing offer) to acquire us;

•	a mandatory offer (including any competing offer) to acquire us;

•	execution by shareholders of a shareholders’ agreement;

•
a notification of the intention to file a legal claim to challenge the decision of the general meeting of shareholders, to seek damages award for losses suffered by Mechel, to invalidate the transaction;

•	a notice of the right of shareholders to sell their shares to the person that has acquired more than 95% of our common shares; and

•	a request that minority shareholders sell their shares to the person that has acquired more than 95% of our common shares;

•	disclosure of information on various stages of securities placement, issuance and registration through publication of certain data as required by the securities legislation;

•	disclosure of our charter and internal corporate governance documents;

•	disclosure of our annual report and annual financial statements prepared in accordance with the Russian accounting standards and our annual and interim IFRS financial statements;

•	disclosure on a semi-annual and annual basis of a list of our affiliated companies and individuals;

•	disclosure of a list of information which is considered an insider information and approved by the company (“ insider information ”);

•	disclosure of insider information; and

•	disclosure of other information as required by applicable Russian securities legislation.
On January 1, 2020, new disclosure rules (which were enacted by the Federal Law
No. 514-FZ
“On amendments to the Federal Law “On Securities Market” and other legislative acts” on December 27, 2018) have entered into force. Pursuant to these rules, among other things, issuers are obligated to determine independently which information is material and must be disclosed. At that, the CBR may adopt additional regulations related to disclosure of information based on a company’s field of business and size as well as on the category (type) of securities issued and type of listing of such securities. In particular, on October 1, 2021, the CBR changed the frequency and composition of the disclosed information.
In addition, new rules on insider information have entered into force, starting from May 1, 2019. Issuers are obligated to maintain their own lists of insider information, which should include, among other things, a list of insider information established by the CBR. On November 21, 2021, new rules regarding the composition and timing of disclosure of insider information entered into force.
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
Notice and participation
Persons registered in the register of shareholders and entitled to participate in a general shareholders’ meeting must be notified of the meeting, whether the meeting is to be held in direct form or by absentee ballot, not less than 30 days prior to the date of the meeting, and such notification shall specify the agenda for the meeting. However, if it is an extraordinary general shareholders’ meeting to elect the board of directors or it is a general shareholders’ meeting to elect the board of directors of a reorganized company, persons registered in the register of shareholders and entitled to participate in the general shareholders’ meeting must be notified at least 50 days prior to the date of the meeting. Under our charter, a notice of the general shareholders’ meeting shall be published on our website
www.mechel.ru
. It also may be sent by post or delivered against signature, as well as published in the Russian official newspaper
Rossiyskaya Gazeta
. Moreover, other means of mass media (television, radio) can be used. Only those items that were set out in the agenda may be voted upon at a general shareholders’ meeting. In addition, nominee holders included in the shareholder register will be notified of the shareholders’ meeting by way of an electronic communication and will be required to convey such information to the depositors within a prescribed period.
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
inter alia
, provides for a possibility of participation at general meetings of security holders by means of electronic voting for those shareholders who hold their shares either directly on a share register or through a depositary. This procedure may lead to delays in voting process and inconsistencies and may entail additional risks due to its novelty to the Russian market.
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
Upon resolution of the general shareholders’ meeting, the authority of the sole executive body may be vested in a commercial organization (a “
managing organization
”) or an individual entrepreneur (a “
manager
”) on a contractual basis. Under the Civil Code, if the authority of a company’s sole executive body has been vested in a managing organization or a manager, the company exercises its legal rights and assumes its legal obligations through such managing organization or manager. A resolution to transfer the authority of a company’s sole executive body to a managing organization or a manager shall be passed by the general meeting of shareholders only upon recommendation of the board of directors of the company.
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
Change in Control
Anti-takeover protection
Russian legislation requires the following:

•
A person intending to acquire more than 30% of the total number of a public company’s common shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates), will be entitled to make a public offer to other holders of the corresponding categories (types) of shares of the public company (the “
voluntary offer
”). The voluntary offer may also contain an offer to purchase securities convertible into such shares from other holders of such securities convertible into such shares of the public company.

•
A person that has acquired more than 30% of the total number of a public company’s common shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates) will be required to make, within 35 days of such shares being recorded in the name of such person or the moment when the person learnt, or should have learnt that it individually or together with its affiliates owned the relevant number of the shares, a public offer for other shares of the same class and for securities convertible into such shares (the “
mandatory offer
”), at a price which is not less than (i) the price determined based on a weighted average market price of the shares and securities convertible into such shares during trading sessions on a stock exchange for the six months preceding the date when a mandatory offer was sent to the CBR; or (ii) the market price, which must be determined by an appraiser if the shares and securities convertible into such shares are not traded on a stock exchange or their trading history is less than six month. The public offer price may not be less than the highest price at which the offeror or its affiliates purchased or undertook to purchase the relevant shares or securities over the six-month
period before the offer was sent to the public company. From the moment of acquisition of more than 30% of the total number of the shares until the moment of sending of an offer to the public company, the person making the offer and its affiliates will be able to vote only 30% of the common shares and voting preferred shares of the public company (regardless of the size of their actual holdings). These rules are also applied (or reapplied) to acquisitions resulting in a person and its affiliates owning more than 50% and 75% of a public company’s outstanding common shares and voting preferred shares.

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

•
Once a voluntary or mandatory offer has been made, competing offers for the same securities can be made by third parties and, in certain circumstances, acceptance of the initial offer may be withdrawn by the security holders who choose to accept such competing offer. From the date of receipt of a voluntary or mandatory offer by the public company until 20 days after its expiration the public company’s general shareholders’ meeting will have the sole power to make decisions on charter capital increase by way of issuance of additional shares within the number and category (type) of authorized shares, issuance of securities convertible into shares, including options of a public company, consent or subsequent approval of certain transactions or a number of related transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly), of property having a value of 10% or more of the balance sheet value of the assets of a public company as determined under the Russian accounting standards as of the last reporting date preceding the transaction, with the exception of, inter alia
, transactions completed in the ordinary course of business, and on certain other significant matters.

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
The Federal Law
No. 160-FZ
“On Foreign Investments in the Russian Federation,” dated July 9, 1999, as amended (“
Foreign Investments Law
”), provides that any acquisition (whether direct or indirect) by a foreign state or international organization or entities controlled by them of more than 25% of voting shares in a Russian company or any other powers to block decisions of the management bodies in a Russian company, requires a prior approval of the Governmental Commission in accordance with the procedures set forth in the Strategic Industries Law.
In July 2017, the Foreign Investments Law and the Strategic Industries Law were amended to restrict foreign investments. After July 18, 2017, any transaction involving acquisition of rights by a foreign investor in respect of any Russian enterprise may become subject to approval by the Commission on Control of Foreign Investments in Russia at the decision of its Chairman. Furthermore, the notion of a foreign investor also includes Russian citizens possessing foreign nationality and legal entities which, though incorporated in Russia, are controlled by foreign investors. The amendments to the Strategic Industries Law which entered into force on June 12, 2018, prohibit obtaining control over a Strategic Company or acquiring fixed assets of a Strategic Company representing 25% or more of its balance sheet value to foreign investors which do not submit to the FAS information on their beneficiaries, beneficial owners and controlling parties, or organizations controlled by them, save for certain exceptions specified in the amendments to the Strategic Industries Law in 2021.
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
The purpose of the facility was to finance payments under two contracts: the equipment and technology supply contract executed with Danieli & C. Officine Meccaniche S.p.A. and the general construction contract executed with Minmetals Engineering Co. Ltd. (“
Minmetals
”).
As of December 31, 2021, the principal amount outstanding under the facility was $154.9 million and €154.7 million (in aggregate approximately RUB 24.5 billion), with overdue principal in the amount of $154.9 million and €154.7 million (in aggregate approximately RUB 24.5 billion) and overdue interest in the amount of $8.9 million and €2.5 million (in aggregate approximately RUB 0.9 billion).
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
Covenants and other matters
As at December 31, 2021, we were not in compliance with financial and
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
Repayment and prepayments
Repayment is to be made in monthly installments starting from May 20, 2020. The final maturity date is March 20, 2027. Final maturity may be further extended up to March 20, 2030, subject to fulfillment of certain conditions. The borrowers may prepay the loans in full or in part with a
10-day
prior notice to the lender.
Guarantee
The borrowers’ obligations are guaranteed by Mechel, Mechel Mining, Mechel Carbon, Korshunov Mining Plant, Urals Stampings Plant, Chelyabinsk Metallurgical Plant, Mecheltrans, Mechel Service, Izhstal, Mechel Coke, Port Posiet, Mechel-BusinessService, Moscow Coke and Gas Plant, Mechel Materials and cross guarantee between Southern Kuzbass Coal Company and Yakutugol.
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
Covenants and other matters
As at December 31, 2021, we were not in compliance with one financial covenant, as well as certain
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
Guarantee
The borrower’s obligations are guaranteed by Mechel, Mechel Mining, Mechel Carbon, Yakutugol, Southern Kuzbass Coal Company, Korshunov Mining Plant, Urals Stampings Plant, Bratsk Ferroalloy Plant, Mecheltrans, Mechel Service, Moscow Coke and Gas Plant and Mechel Materials.
Security
The borrower’s obligations are secured by a pledge of
50%-2
shares of Yakutugol, 50%+2 shares of Southern Kuzbass Coal Company, 25%+1 share of Korshunov Mining Plant, 25%+1 share of Urals Stampings Plant, 37.5%+1 share of Mechel Mining and
46.66%-1
share of Chelyabinsk Metallurgical Plant.
Covenants and other matters
As at December 31, 2021, we were not in compliance with certain
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
Restrictions on Remittance to
Non-residents
The Foreign Investments Law guarantees foreign investors the right to repatriate their earnings from Russian investments. However, the evolving Russian exchange control regime may affect investors’ ability to do so in the future. See “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Shares and ADSs and the Trading Market.” In addition, ADSs may be sold by non-residents
of Russia for U.S. dollars outside of Russia without regard to Russian currency control laws so long as the buyer is not a Russian resident for currency control purposes.
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
This summary does not seek to address the applicability of, and procedures in relation to, taxes levied by the regions, municipalities or other non-federal
level authorities of the Russian Federation. Nor does the summary seek to address the availability of double tax treaty relief, and it should be noted that there might be practical difficulties involved in claiming relief under an applicable double tax treaty. You should consult your own professional advisers regarding the tax consequences of investing in the shares and ADSs. No representations with respect to the Russian tax consequences to any particular holder are made hereby.
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
Taxation of acquisition of the shares and ADSs
No Russian tax implications should arise for holders of the shares and ADSs upon purchase of the shares and ADSs. However, starting from 2015, Russian resident holders are required to notify tax authorities about their participation in Russian organizations (in case of direct participation interests in excess of 10%) not later than one month from the date of commencement of such participation. In addition, under certain conditions a taxable material gain may arise for individuals if the shares and ADSs are purchased at a price below the deemed market value. Also, in certain circumstances, a Russian resident holder that is an organization acquiring the shares or ADSs is obliged to act as a tax agent to withhold income tax on proceeds from the sale of the shares or ADSs to be transferred to a non-resident
holder disposing such shares or ADSs taking into account existing double tax treaties with the jurisdiction of the non-resident
holder. We urge such holders to consult their tax advisers regarding specific tax consequences of acquisition of the shares or ADSs.
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
The effective rate of this tax may be lower than 13% owing to the fact that generally this tax should be calculated by multiplying the basic tax rate (13%) by the difference between (i) the dividends to be distributed by us to our shareholders, and (ii) dividends collected by us in the current and preceding tax periods from other Russian persons (except for dividends which under the current Russian tax law are taxable at the rate of 0%, dividends received from foreign organizations, the actual source of payment of which are Russian organizations, to which the taxpayer has the actual right and to which the rate of 0% is applied, dividends received from a foreign organization to which the taxpayer has the actual right in accordance with the Russian Tax Code, as well as, with effect from 2022, dividends, to which the tax rate of less than 13% is applied under the relevant double tax treaty, and provided that the amount of dividends was not previously included when determining the amount of tax in respect of income received by a Russian organization in the form of dividends).
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
Upon receiving dividends, Russian holders which are organizations may be required to pay additional Russian income tax at the rate of 13% (the rate applied to dividends received from non-residents)
or 20% (if the income received will not be recognized as dividends) while Russian holders who are individuals may be required to pay Russian personal income tax at the rate of 13%. There is also no established procedure providing for the refund of tax withheld from dividends payable through the depositary to Russian resident holders of ADSs. Accordingly, Russian residents are urged to consult their own tax advisers regarding the tax treatment of the purchase, ownership and disposition of the ADSs.
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
Shares
Dividends paid to
non-resident
holders of shares will generally be subject to Russian withholding tax, which the tax agent will withhold. Under Russian law dividends paid to a non-resident
holder which is an organization or individual will be subject to Russian withholding tax at the rate of 15%. Withholding tax on dividends may be generally reduced under the terms of a double tax treaty between the Russian Federation and the country of tax treaty residence of a non-resident
holder of the shares.
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
Thus, starting from 2014, the tax agent is obliged to withhold tax at the general rate established by the tax treaty or at the rate of 15% (in the absence of the tax treaty) and non-resident
holders of shares may be unable to benefit from the tax treaty. Although non-resident
holders of shares may apply for a refund of a portion of the tax withheld under an applicable tax treaty, the procedure to do so may be time-consuming and no assurance can be given that the Russian tax authorities will grant a refund.
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
Russian resident holders
As the Russian legislation related to taxation of capital gains derived by Russian resident holders (including organizations and individuals) in connection with ADSs is not entirely clear, we urge Russian residents to consult their own tax advisers regarding the tax treatment of the purchase, ownership and disposition of ADSs.
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
As the taxation of capital gains from the sale of ADSs is not sufficiently defined in Russian tax legislation, we urge Russian residents to consult their own tax advisers regarding the tax treatment of the purchase, ownership and disposition of ADSs.
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
Since January 1, 2020, a Russian organization or individual entrepreneur that makes payments under securities sale and purchase (exchange) agreements may be deemed tax agent under Russian tax law.

As the taxation of capital gains from the sale of ADSs is not sufficiently defined in Russian tax legislation, we urge Russian residents to consult their own tax advisers regarding the tax treatment of the purchase, ownership and disposition of ADSs.
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
Tax treaty procedures
The Russian Tax Code does not contain a requirement that a
non-resident
holder that is an organization must obtain tax treaty clearance from the Russian tax authorities prior to receiving any income in order to qualify for benefits under an applicable tax treaty. However, a non-resident
organization seeking to obtain relief from Russian withholding tax under a tax treaty must provide to a tax agent, before the income payment date, a confirmation of its tax treaty residence that complies with the applicable requirements in advance of receiving the relevant income. Starting from 2016, in order to apply the provisions of the international treaties of the Russian Federation, foreign organizations will also have to provide to the Russian organization which pays the income, before the income payment date, a confirmation that the foreign organization has an actual right to receive income (is a beneficiary owner of the income).
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
A U.S. holder may obtain the appropriate certification by mailing completed forms, together with the holder’s name, taxpayer identification number, the tax period for which certification is required, and other applicable information, to the U.S. Internal Revenue Service (the “
IRS
”). The procedures for obtaining certification are described in greater detail in the instructions to IRS Form 8802. As obtaining the required certification from the IRS may take at least six to eight weeks, U.S. holders should apply for such certification as soon as possible.
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
This summary is based upon current U.S. federal income tax law, including the U.S. Internal Revenue Code of 1986 (the “
Code
”), its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretation or change (possibly with retroactive effect), and the United States-Russia income tax treaty, which is subject to change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed below, and we cannot provide assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.
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
non-U.S. company
is a passive foreign investment company (“
PFIC
”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (1) at least 75% of its gross income is passive income or (2) at least 50% of the average value of its assets (based on an average of the quarterly values of the assets) is attributable to assets that produce or are held to produce passive income. We believe that for U.S. federal income tax purposes, we were not a PFIC for the taxable year ending in 2021. However, the PFIC determination is made annually and may involve facts that are not within our control. In addition, there are special requirements that apply to income from the sale and ownership of commodities that need to be satisfied in order for amounts attributable to commodities to be treated as non-passive.
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
Documents on Display
We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is
www.sec.gov
.

We also make available on our website, free of charge, our Annual Reports on Form
20-F
and the text of our reports on Form
6-K,
including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is
www.mechel.com
. The information contained on our website is not incorporated by reference in this document.
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
Sections:
Blooms or billets that are
hot-rolled
in a rolling mill to manufacture rounds, squares, strip, among other structural shapes, “L,” “U,” “T” or “I” shapes. Sections can also be produced by welding together pieces of flat products. Sections can be used for a wide variety of purposes in the construction, engineering and transport industries.
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
See notes 3 and 9.3 to the consolidated financial statements for more information on foreign currency translations, derivative financial instruments, market risks and risk management.
Currency Risk
The functional currencies for our main Russian and European subsidiaries are the Russian ruble and euro, respectively. The U.S. dollar is the functional currency of our other main international operations. Our reporting currency is the Russian ruble.
In the past we entered into forward transactions to buy U.S. dollars for euros to hedge our exposure to movements in foreign currency exchange rates arising in relation to euro-denominated accounts receivable of our trading subsidiaries. These derivatives were not designated as hedging contracts for accounting purposes. As of December 31, 2021, we did not have any forward transactions.
We are exposed to movements in U.S. dollar and euro exchange rates relative to the Russian ruble, our reporting currency. For a description of exchange rates, our transactions and balances exposed to foreign currency risk and sensitivity analysis, please see notes 3(g) and 9.3 to the consolidated financial statements.
Interest Rate Risk
Interest rate risk is the risk that changes in floating interest rates adversely impact our financial results. As of December 31, 2021, 2020 and 2019, the shares of the borrowings with floating rates in the total amount of the borrowings were 99% (including the CBR key rate — 52%, LIBOR, EURIBOR and others — 47%), 98% (including the CBR key rate — 51%, LIBOR, EURIBOR and others — 47%) and 97% (including the CBR key rate — 65%, LIBOR, EURIBOR and others — 32%), respectively.
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
See notes 9.1 and 9.3 to the consolidated financial statements for information on our outstanding debt, interest rates and scheduled maturities of the outstanding debt, as well as our sensitivity to the change of floating rates.
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
Our common American Depositary Shares, or common ADSs, each representing two common shares, are traded on the NYSE under the symbol “MTL.” The common ADSs are evidenced by common American Depositary Receipts, or common ADRs, issued by Deutsche Bank Trust Company Americas (“
DBTCA
”), as depositary under the Deposit Agreement, dated July 27, 2004, among Mechel PAO, DBTCA, and holders and beneficial owners of common ADSs, as amended on May 21, 2007, May 19, 2008 and December 21, 2015. Common ADS holders are required to pay the following service fees to DBTCA:

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
Depositary Payments for 2021, 2020 and 2019
In consideration for its appointment as depositary, DBTCA agreed to reimburse us for costs of the maintenance of our ADS programs and of
ADS-programs
related investor relations activities. For the years ended December 31, 2020 and 2019, DBTCA reimbursed us approximately $451,155 and $745,198, respectively, in regard to our common
ADS-program.
According to our estimates, we expect to receive reimbursement of approximately $227,738 for the year ended December 31, 2021 in regard to our common
ADS-program.
For the years ended December 31, 2021, 2020 and 2019, DBTCA reimbursed us approximately $426,025, $104,117 and $399,954, respectively, in regard to our preferred
ADS-program.

In addition, for the years ended December 31, 2021, 2020 and 2019, DBTCA made the following payments on our behalf in relation to our ADS programs:

	Year Ended December 31,
Category	2021	2020	2019

	(In U.S. dollars)
NYSE listing fees	94,422	91,878	88,854
In addition, DBTCA waived the cost of various ADR program-related support services that it provided to us in 2021, 2020 and 2019. DBTCA had valued these services at up to $362,500 per annum for common ADSs when DBTCA was re-appointed
in 2020 and at up to $190,000 per annum for preferred ADSs when DBTCA was re-appointed
in 2021. The volume of the costs that DBTCA agrees to waive may vary depending on the depositary receipt program size within particular year. Under certain circumstances, including early termination of the appointment of DBTCA, we would be required to repay to DBTCA some or all of the payments made to us or on our behalf (including fees waived by it) since its appointment.

PART II
Item 13.
Defaults, Dividend Arrearages and Delinquencies
As of April 28, 2022, we did not pay amounts due in respect of principal and interest under our export credit facility agreements and were in breach of a number of financial and non-financial
covenants under our credit facilities. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Restrictive Covenants,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Our creditors had accelerated and in the future may accelerate amounts due under our loan agreements due to our failure to comply with our payment and other obligations,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We may fail to comply with the terms of the restructured indebtedness or be unable to complete restructuring,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We have a substantial amount of outstanding indebtedness with restrictive covenants and most shares and certain assets in our subsidiaries are pledged” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — If we fail to fulfill payment obligations under the group’s lease agreements, our lessors may require the return of the leased assets, which could materially adversely affect our business, financial condition, results of operations and prospects.”
The table below summarizes the payment defaults, cross-defaults and other covenant breaches under our main facility agreements:

	Non-payment of principal or interest (yes/no)	Cross-default (yes/no)	Breach of financial covenants (1) (yes/no)	Breach of non- financial covenants (1) (yes/no)
VTB Bank	no	yes	no	yes
Gazprombank	no	yes	yes	yes
Universal Rolling Mill Facility Agreement	yes	yes	yes	yes
Other (2)	yes	yes	yes	yes

(1)	The breaches provided in this table are as of December 31, 2021.
(2)	Includes export credit facility agreements.
The failure to pay the scheduled principal and interest amounts, as well as the breach of financial and other covenants in our loan agreements, which were not remedied by us or waived by our creditors, give right to the creditors to accelerate the payment of principal and interest under those loan agreements, as well as trigger cross-default provisions under a number of other facilities, permitting the respective lenders under such other facilities to accelerate the payment of principal and interest under their loans.
The failure to pay amounts due, the
non-compliance
with financial and
non-financial
covenants and the triggering of the cross-default provisions resulted in the reclassification of our group’s long-term debt into short-term liabilities in the amount of RUB 216,033 million as of December 31, 2021.
Payment Defaults
As of April 28, 2022, the total amount in default for failure to pay principal and interest under our export credit facility agreements was approximately RUB 30.7 billion. Conversion from U.S. dollars and euros into rubles is made using the CBR exchange rate on April 28, 2022. The amounts presented below as of April 28, 2022 do not include various fines, surcharges and penalty fees, unless otherwise noted.
Universal Rolling Mill Facility Agreement
Facility Agreement for Chelyabinsk Metallurgical Plant from BNP Paribas, Gazprombank and UniCredit — the principal amount outstanding was $154.9 million and €154.7 million (in aggregate approximately RUB

23.0 billion), including overdue principal in the amount of $154.9 million and €154.7 million (in aggregate approximately RUB 23.0 billion). In addition, the amount of overdue interest was $12.5 million and €3.1 million (in aggregate approximately RUB 1.1 billion).
Item 14.
Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15.
Controls and Procedures

(a)	Disclosure Controls and Procedures
As required by paragraph (b) of
Rules 13a-15
and
15d-15
under the Securities Exchange Act of 1934, management has evaluated, with the participation of our Chief Executive Officer and Deputy Chief Executive Officer for Finance, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and other procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported to management, including our Chief Executive Officer and Deputy Chief Executive Officer for Finance, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.
Based on the evaluation of our disclosure controls and procedures in place as of December 31, 2021, our controls and procedures were assessed as effective.

(b)	Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting.
Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Deputy Chief Executive Officer for Finance and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and includes those policies and procedures that:

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
Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2021 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (“
COSO
”), “Internal Control — Integrated Framework” (2013). Based on the assessment, our management believes our company maintained effective internal control over financial reporting as of December 31, 2021.
TSATR — Audit Services LLC, an independent registered public accounting firm, has audited our consolidated financial statements and has also issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2021, a copy of which appears below.

(c)	Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Mechel PAO
Opinion on Internal Control Over Financial Reporting
We have audited Mechel PAO’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Mechel PAO (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes, and our report dated April 28, 2022 expressed an unqualified opinion thereon that included an explanatory paragraph regarding the Company’s ability to continue as a going concern.
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

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ TSATR – Audit Services LLC
Moscow, Russia
April 28, 2022

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
For a description of Mr. Petrov’s experience, see “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.”
Item 16B.
Code of Ethics
We have adopted a code of business conduct and ethics that applies to our directors, officers and employees. It is available at
www.mechel.com
and
www.mechel.ru
. Hard copies of our code of business conduct and ethics are available free of charge to any person upon request. In order to request a hard copy, please send an inquiry to
ir@mechel.com
indicating postal address to which the hard copies should be sent and a contact person. No amendments were made to our code of business conduct and ethics in 2021.
Item 16C.
Principal Accountant Fees and Services
Ernst & Young LLC (Firm ID: 01721, Location: Moscow, Russian Federation) has served as our independent registered public accountants for each of the fiscal years in the three year period ended December 31, 2021, for which audited financial statements appear in this Annual Report on
Form 20-F.
Ernst & Young LLC was renamed into “TSATR – Audit Services Limited Liability Company” on April 11, 2022. The

following table presents the aggregate fees for professional services and other services rendered by Ernst & Young LLC (TSATR – Audit Services LLC since April 2022) in 2021 and 2020, respectively.

	Year Ended December 31,
	2021	2020

	(In millions of Russian rubles, net of VAT)
Audit Fees	128.9	128.9
Audit-related Fees	0.7	0.7
Tax Fees	0.3	1.2
Other Fees	1.4	0.2

Total	131.3	131.0

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
Audit Committee
Pre-Approval
Policies and Procedures
The Sarbanes-Oxley Act of 2002 required that we implement a
pre-approval
process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves
the engagement terms and fees of Ernst & Young LLC (TSATR – Audit Services LLC since April 2022) for all audit and non-audit
services, including tax services. All audit, audit-related and tax services rendered by Ernst & Young LLC (TSATR – Audit Services LLC since April 2022) in 2021 were approved by the Audit Committee before Ernst & Young LLC (TSATR – Audit Services LLC since April 2022) was engaged for such services. No services of any kind were approved pursuant to a waiver permitted pursuant to 17 CFR
210.2-01(c)(7)(i)(C).
Item 16D.
Exemptions from the Listing Standards for Audit Committees
None.
Item 16E.
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
We did not repurchase any of our shares or ADSs in 2021.

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
Russian law does not require to maintain a majority of independent directors. In 2021, our Board of Directors consisted of nine members, five of whom were recognized as independent. Currently, due to the recent resignation of one of our directors, our Board of Directors consists of eight members, four of whom are recognized as independent.

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
Our corporate governance guidelines are reflected in our various corporate documents, such as the Bylaw on the Board of Directors and the Code of Corporate Governance, all of which are posted in the “Corporate Governance” section of our corporate website.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. (Section 303A.10).
Our Code of Business Conduct and Ethics is posted in the “Corporate Governance” section of our corporate website.
Item 16H.
Mine Safety Disclosure
Not applicable.
Item 16I.
Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III
Item 17.
 Financial Statements
See instead “Item 18. Financial Statements.”
Item 18.
 Financial Statements
The following financial statements, together with the report of TSATR – Audit Services LLC, are filed as part of this Annual Report on
Form 20-F.

Item 19.
Exhibits

Exhibit No.	Description

1.1
Charter of Mechel PAO (new version) registered on July 22, 2020 (English translation) is incorporated herein by reference to Exhibit 1.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

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

4.3
Amendment agreement No. 6 dated April 20, 2020 to Facility agreement No. 84/13-B dated April 26, 2013 between Gazprombank (Joint Stock Company) and Southern Kuzbass Coal Company Public joint-stock company (English translation) is incorporated herein by reference to Exhibit 4.3 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.4
Amendment agreement No. 6 dated April 20, 2020 to Facility agreement No. 85/13-B dated April 26, 2013 between Gazprombank (Joint Stock Company) and Yakutugol Joint-Stock Holding Company (English translation) is incorporated herein by reference to Exhibit 4.4 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.5
Addendum 1 dated April 21, 2020 to Syndicated Loan Agreement dated July 12, 2018 between Chelyabinsk Metallurgical Plant Public Joint-Stock Company, VTB Bank (public joint-stock company) and VTB Bank (Europe) SE (English translation) is incorporated herein by reference to Exhibit 4.5 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.6
Sale and purchase agreement in relation to participation interests in the charter capitals of Elgaugol Ltd., Elga-road Company Limited and MecheltransVostok OOO dated April 21, 2020 made between Joint-Stock Holding Company Yakutugol, Mechel-Trans OOO and Limited Liability Company A-Property (English translation) is incorporated herein by reference to Exhibit 4.6 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.*

8.1	Key subsidiaries of Mechel.

12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by the Deputy Chief Executive Officer for Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Description

13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by the Deputy Chief Executive Officer for Finance pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	SEC S-K 1300 Technical Report Summary of the Yakutugol Coal Mining Assets of Mechel PAO, Yakutia, Russia.

15.2	SEC S-K 1300 Technical Report Summary of the Southern Kuzbass Coal Mining Assets of Mechel PAO, Kuzbass, Russia.

15.3	SEC S-K 1300 Technical Report Summary of the Korshunovsky Iron Ore Mining Assets of Mechel PAO, Irkutsk, Russia.

15.4	SEC S-K 1300 Technical Report Summary of the Sivaglinskoye Field Exploration Iron Ore Project of Mechel PAO, Yakutia, Russia.

15.5	Consent of Phoenix Mining Consultants Ltd. with respect to the Technical Report Summaries.

101
The following financial information formatted in Inline eXtensible Business Reporting Language (XBRL): (i) Consolidated Statement of Profit or Loss and Other Comprehensive Income for the years ended December 31, 2021, 2020 and 2019, (ii) Consolidated Statement of Financial Position as of December 31, 2021 and 2020, (iii) Consolidated Statement of Changes in Equity for the years ended December 31, 2021, 2020 and 2019, (iv) Consolidated Statement of Cash Flows for the years ended December 31, 2021, 2020 and 2019, and (v) Notes to the Consolidated Financial Statements.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	We undertake to furnish supplementally to the Securities and Exchange Commission upon request a copy of any omitted information, schedule or exhibit to such agreement.
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
Name: Oleg V. Korzhov
Title: Chief Executive Officer
Date: April 28, 2022

CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021

F-1

F-2

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Mechel PAO
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Mechel PAO, a public joint stock company (the Company) as of December 31, 2021 and 2020, the related consolidated statements of profit (loss) and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 28, 2022 expressed an unqualified opinion thereon.
The Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, as of December 31, 2021, the Company has significant debt that it does not have the ability to repay without it refinancing or restructuring, has not complied with certain covenants of its loan agreements with banks and has stated that, along with other matters as set forth in Note 4, substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 4. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.
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

F-3

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

Impairment assessments for goodwill and other non-current assets and impairment reversal assessments for other non-current assets

Description of the Matter
As of December 31, 2021, the Company’s goodwill balance was 9,612 million rubles and its other non-current
assets, including property, plant and equipment,
right-of-use
assets and mineral licenses, amounted to 105,662 million rubles. As disclosed in Note 16 to the consolidated financial statements, goodwill is tested for impairment on an annual basis or when indicators exist that the carrying value of the cash-generating unit may not be recoverable, and other non-current
assets are tested for impairment and reversal of a previously recognized impairment when indicators exist in accordance with IAS 36 Impairment of Assets. This involves estimating the recoverable amount of the cash-generating units, which are determined using discounted cash flow-based methods. These fair value estimates are sensitive to significant assumptions, such as discount rates, forecasts of coal and steel product prices and sales volumes, terminal growth rates and operating costs.

Auditing management’s impairment tests was complex given the judgment and estimation uncertainty involved in concluding on key assumptions used in the determination of the recoverable amount of the cash generating units as described above. These assumptions are forward-looking and could be affected by future market or economic conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the impairment testing process. For example, we tested controls over management’s review of key assumptions including the discount rates, forecasts of coal and steel product prices and sales volumes, terminal growth rates and operating costs.

Our procedures also included, among others, evaluating the reasonableness of key assumptions used by management, such as discount rates, forecasts of coal and steel product prices and sales volumes, terminal growth rates and operating costs as the recoverable amounts are most sensitive to changes in these assumptions. In evaluating the assumptions used by management, we, with the assistance of our valuation specialists, considered the current and past performance of the cash-generating units, the consistency with external market and industry data, the results of sensitivity analyses we performed and whether these assumptions were consistent with evidence obtained in other areas of the audit.

We assessed the adequacy of the disclosures related to impairment tests in the consolidated financial statements.

F-4

Realizability of deferred tax assets

Description of the Matter
As stated in Note 18 to the consolidated financial statements, as of December 31, 2021, a deferred tax asset on accumulated tax losses carryforward of 4,405 million rubles was recognized. In 2021, the consolidated group of taxpayers consisted of twenty Russian subsidiaries of the Company operating under an agreement that terminates on January 1, 2023. The consolidated group of taxpayers has accumulated significant tax losses since its establishment and as a result, the Company must determine what portion of accumulated tax losses to recognize as a deferred tax asset based on the availability of future taxable profits.

Auditing management’s analysis of the realizability of the deferred tax assets was complex given the subjective judgments and estimation uncertainty regarding the likely timing and the amount of future taxable profits to be generated to support the utilization of the existing accumulated losses of the consolidated group of taxpayers before expiration. The key assumptions used by management in determining future taxable profits included revenue and cost forecasts (coal and steel product prices and sales volumes and operating costs) that are forward-looking and could be affected by future market or economic conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s assessment of the realizability of deferred tax assets from accumulated tax losses of the consolidated group of taxpayers. For example, we tested controls over management’s projections of future taxable profits and review of key assumptions such as revenue and cost forecasts (coal and steel product prices and sales volumes and operating costs).

To test the adequacy of management’s assessment of realizability of deferred tax assets, our procedures included, among others, evaluation of key assumptions used by management to develop projections of future taxable profits of the consolidated group of taxpayers such as revenue and cost forecasts (coal and steel product prices and sales volumes and operating costs). In evaluating management’s assumptions, we considered the current and past performance of the consolidated group of taxpayers, the consistency with external market and industry data, the results of sensitivity analyses we performed and whether these assumptions were consistent with evidence obtained in other areas of the audit. Valuation specialists were involved to assist in evaluating the appropriateness of key assumptions as described above used to develop the prospective financial information).

We assessed the adequacy of the disclosures related to deferred income taxes on the accumulated tax losses of the consolidated group of taxpayers in the consolidated financial statements.

/s/ TSATR – Audit Services LLC
We have served as the Company’s auditor since 2003.
Moscow, Russia
April 28, 2022

F-5

MECHEL PAO
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

	Notes	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Continuing operations

Revenue from contracts with customers	25	402,074	265,454	287,153
Cost of sales		(223,993)	(170,605)	(183,086)

Gross profit	25	178,081	94,849	104,067

Selling and distribution expenses		(54,721)	(49,994)	(48,432)
Impairment of goodwill and other non-current assets, net	16	(2,899)	(3,897)	(1,804)
Allowance for expected credit losses	11, 13	(201)	(149)	(234)
Taxes other than income taxes		(3,550)	(3,446)	(4,517)
Administrative and other operating expenses	23.1	(16,513)	(18,437)	(15,568)
Other operating income	23.3	2,469	999	688

Total selling, distribution and operating income and (expenses), net		(75,415)	(74,924)	(69,867)

Operating profit		102,666	19,925	34,200

Finance income	23.4	676	3,504	590
Finance costs	23.4	(23,371)	(25,145)	(33,863)
Foreign exchange gain (loss), net		7,891	(36,388)	18,288
Share of (loss) profit of associates, net	6	(7)	20	28
Other income	23.5	1,341	718	228
Other expenses	23.5	(66)	(259)	(483)

Total other income and (expense), net		(13,536)	(57,550)	(15,212)

Profit (loss) before tax from continuing operations		89,130	(37,625)	18,988
Income tax expense	18	(6,511)	(2,528)	(7,913)

Profit (loss) from continuing operations		82,619	(40,153)	11,075
Discontinued operations
Profit (loss) after tax from discontinued operations	24	—	41,609	(6,790)

Profit		82,619	1,456	4,285

Attributable to:
Equity shareholders of Mechel PAO		80,570	808	2,409
Non-controlling interests		2,049	648	1,876
The accompanying notes to the consolidated financial statements are an integral part of these statements.

F-
6

MECHEL PAO
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

	Notes	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Other comprehensive income

Other comprehensive (loss) income that may be reclassified to profit or loss in subsequent periods, net of tax		(152)	2,042	(1,771)
Exchange differences on translation of foreign operations		(152)	2,042	(1,771)
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods, net of tax		1,043	253	(867)
Net (loss) gain on equity instruments designated at fair value through other comprehensive income		(27)	53	—
Re-measurement of defined benefit plans	20	1,070	200	(867)

Other comprehensive income (loss), net of tax		891	2,295	(2,638)

Total comprehensive income, net of tax		83,510	3,751	1,647

Attributable to:
Equity shareholders of Mechel PAO		81,444	3,099	(210)
Non-controlling interests		2,066	652	1,857
Earnings per share
Weighted average number of common shares	22	404,776,126	412,589,910	416,256,510
Earnings per share (Russian rubles per share) attributable to common equity shareholders – basic and diluted	22	199.05	1.96	5.79
Earnings (loss) per share from continuing operations (Russian rubles per share) – basic and diluted	22	199.05	(98.89)	22.10
Earnings (loss) per share from discontinued operations (Russian rubles per share) – basic and diluted	22	—	100.85	(16.31)
The accompanying notes to the consolidated financial statements are an integral part of these statements.

F-
7

MECHEL PAO
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of December 31, 2021
(All amounts are in millions of Russian rubles)

	Notes	December 31, 2021	December 31, 2020
Assets
Non-current assets
Property, plant and equipment	14, 16	75,509	81,345
Right-of-use assets	9.2	12,412	12,840
Mineral licenses	15	17,741	18,458
Goodwill and other intangible assets	15, 16	10,684	10,768
Other non-current assets	12	193	226
Investments in associates	6	334	341
Non-current financial assets		731	445
Deferred tax assets	18	4,989	561

Total non-current assets		122,593	124,984

Current assets
Inventories	10	62,449	42,138
Income tax receivables		24	45
Other current assets	12	10,348	8,423
Trade and other receivables	11	24,315	16,403
Other current financial assets	9.4	100	141
Cash and cash equivalents	13	17,701	1,706

Total current assets		114,937	68,856

Total assets		237,530	193,840

Equity and liabilities
Equity
Common shares	22	4,163	4,163
Preferred shares	22	840	840
Treasury shares	22	(907)	(907)
Additional paid-in capital	22	23,410	23,410
Accumulated other comprehensive income		2,265	1,391
Accumulated deficit		(192,714)	(273,186)

Equity attributable to equity shareholders of Mechel PAO		(162,943)	(244,289)
Non-controlling interests		15,665	13,618

Total equity		(147,278)	(230,671)

Non-current liabilities
Loans and borrowings	9.1	100	2,201
Lease liabilities	9.2	3,886	3,958
Other non-current financial liabilities	9.5	1,666	1,901
Other non-current liabilities		77	301
Pension obligations	20	3,974	5,232
Provisions	21	4,118	4,802
Deferred tax liabilities	18	7,548	6,773

Total non-current liabilities		21,369	25,168

Current liabilities
Loans and borrowings	9.1	283,382	314,836
Lease liabilities	9.2	7,526	7,535
Trade and other payables	17	36,278	43,783
Other current financial liabilities	9.5	460	324
Income tax payable		6,409	7,843
Taxes and similar charges payable other than income tax	19	9,966	10,969
Advances received	25	14,200	6,067
Other current liabilities		241	1,038
Pension obligations	20	553	631
Provisions	21	4,424	6,317

Total current liabilities		363,439	399,343

Total liabilities		384,808	424,511

Total equity and liabilities		237,530	193,840

The accompanying notes to the consolidated financial statements are an integral part of these statements.

F-
8

MECHEL PAO
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless shares numbers)

		Attributable to equity shareholders of the parent
		Common shares		Preferred shares		Treasury shares		Additional paid-in capital	Accumu-lated other comprehen- sive income (loss)	Accumu- lated deficit	Equity attributable to share- holders of Mechel PAO	Non- controlling interests	Total equity
	Notes	Quantity	Amount	Quantity	Amount	Quantity	Amount
As of January 1, 2019		416,270,745	4,163	83,254,149	833	—	—	24,378	1,771	(274,647)	(243,502)	9,774	(233,728)

Profit		—	—	—	—	—	—	—	—	2,409	2,409	1,876	4,285
Other comprehensive income (loss)
Re-measurement of defined benefit plans	20	—	—	—	—	—	—	—	(848)	—	(848)	(19)	(867)
Exchange differences on translation of foreign operations		—	—	—	—	—	—	—	(1,771)	—	(1,771)	—	(1,771)

Total comprehensive income (loss)		—	—	—	—	—	—	—	(2,619)	2,409	(210)	1,857	1,647

Sale of preferred shares kept as treasury shares by the Group	22	—	—	709,130	7	—	—	56	—	—	63	—	63
Reacquired common shares	22	—	—	—	—	(1,018,996)	(63)	—	—	—	(63)	—	(63)
Dividends declared to equity shareholders of Mechel PAO	22	—	—	—	—	—	—	—	—	(1,516)	(1,516)	—	(1,516)

As of December 31, 2019		416,270,745	4,163	83,963,279	840	(1,018,996)	(63)	24,434	(848)	(273,754)	(245,228)	11,631	(233,597)

The accompanying notes to the consolidated financial statem
e
nts are an integral part of these statements.

F-
9

MECHEL PAO
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless shares numbers)

		Attributable to e quity shareholders of the parent
		Common shares		Preferred shares		Treasury shares		Additional paid-in capital	Accumu- lated other comprehen- sive income (loss)	Accumu- lated deficit	Equity attributable to share- holders of Mechel PAO	Non- controlling interests	Total equity
	Notes	Quantity	Amount	Quantity	Amount	Quantity	Amount

As of January 1, 2020		416,270,745	4,163	83,963,279	840	(1,018,996)	(63)	24,434	(848)	(273,754)	(245,228)	11,631	(233,597)

Profit		—	—	—	—	—	—	—	—	808	808	648	1,456
Other comprehensive income
Re-measurement of equity instruments designated at fair value through OCI		—	—	—	—	—	—	—	53	—	53	—	53
Re-measurement of defined benefit plans	20	—	—	—	—	—	—	—	196	—	196	4	200
Exchange differences on translation of foreign operations		—	—	—	—	—	—	—	2,042	—	2,042	—	2,042

Total comprehensive income		—	—	—	—	—	—	—	2,291	808	3,099	652	3,751

Transfer of actuarial gains (losses) due to disposal of discontinued operations		—	—	—	—	—	—	—	(52)	52	—	—	—
Reacquired common shares	22	—	—	—	—	(10,475,623)	(844)	—	—	—	(844)	—	(844)
Dividends declared to equity shareholders of Mechel PAO	22	—	—	—	—	—	—	—	—	(292)	(292)	—	(292)
Sale and purchase of non-controlling interests	22	—	—	—	—	—	—	(1,024)	—	—	(1,024)	1,335	311

As of December 31, 2020		416,270,745	4,163	83,963,279	840	(11,494,619)	(907)	23,410	1,391	(273,186)	(244,289)	13,618	(230,671)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

F-
10

MECHEL PAO
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless shares numbers)

		Attributable to equity shareholders of the parent
		Common shares		Preferred shares		Treasury shares		Additional paid-in capital	Accumu- lated other comprehen- sive income (loss)	Accumu- lated deficit	Equity attributable to share- holders of Mechel PAO	Non- controlling interests	Total equity
	Notes	Quantity	Amount	Quantity	Amount	Quantity	Amount
As of January 1, 2021		416,270,745	4,163	83,963,279	840	(11,494,619)	(907)	23,410	1,391	(273,186)	(244,289)	13,618	(230,671)

Profit		—	—	—	—	—	—	—	—	80,570	80,570	2,049	82,619
Other comprehensive income
Re-measurement of equity instruments designated at fair value through OCI		—	—	—	—	—	—	—	(27)	—	(27)	—	(27)
Re-measurement of defined benefit plans	20	—	—	—	—	—	—	—	1,053	—	1,053	17	1,070
Exchange differences on translation of foreign operations		—	—	—	—	—	—	—	(152)	—	(152)	—	(152)

Total comprehensive income		—	—	—	—	—	—	—	874	80,570	81,444	2,066	83,510

Dividends declared to equity shareholders of Mechel PAO	22	—	—	—	—	—	—	—	—	(98)	(98)	—	(98)
Dividends declared to non-controlling interests	22	—	—	—	—	—	—	—	—	—	—	(19)	(19)

As of December 31, 2021		416,270,745	4,163	83,963,279	840	(11,494,619)	(907)	23,410	2,265	(192,714)	(162,943)	15,665	(147,278)

The accompanying notes to the consolidat
e
d financial statements are an integral part of these statements.

F-
11

MECHEL PAO
CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles)

		Year ended December 31,
	Notes	2021	2020	2019
Cash flows from operating activities

Profit (loss) from continuing operations		82,619	(40,153)	11,075
Profit (loss) after tax from discontinued operations	24	—	41,609	(6,790)

Profit		82,619	1,456	4,285

Adjustments to reconcile profit to net cash provided by operating activities
Depreciation and amortisation		13,357	14,818	15,176
Foreign exchange (gain) loss, net		(7,891)	37,765	(19,241)
Deferred income tax (benefit) expense	18	(3,658)	2,574	2,288
Allowance for expected credit losses		201	149	235
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term		(1,312)	(122)	(167)
Write-off of inventories to net realisable value		769	928	1,763
Impairment of goodwill and other non-current assets, net and loss on write-off of non-current assets		3,302	4,350	2,880
Finance income		(676)	(3,504)	(600)
Finance costs	23.4, 24	23,371	26,853	38,830
Provisions for legal claims, income tax and other taxes and other provisions		(1,257)	24	3,630
Gain on sale of discontinued operations	24	–	(45,580)	–
Gain on disposal of a subsidiary		(1,130)	–	–
Other		(234)	(146)	203

Changes in working capital items
Trade and other receivables		(8,692)	(236)	1,546
Inventories		(24,079)	(5,283)	(1,511)
Trade and other payables		(6,120)	1,137	4,037
Advances received		8,149	995	650
Taxes payable and other liabilities		10,583	4,580	5,151
Other assets		(2,224)	(1,474)	1,238
Income tax paid		(11,540)	(1,335)	(2,735)

Net cash provided by operating activities		73,538	37,949	57,658

The accompanying notes to the consolidated financial statements are an integral part of these statements.

F-1
2

MECHEL PAO
CONSOLIDATED STATEMENT OF CASH FLOWS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles)

		Year ended December 31,
	Notes	2021	2020	2019
Cash flows from investing activities
Interest received		436	129	76
Royalty and other proceeds associated with disposal of subsidiaries		—	—	17
Proceeds from loans issued and other investments		3	39	313
Proceeds from disposal of the discontinued operations, net of cash disposed of	24	—	88,979	—
Cash disposed of due to disposal of subsidiary		(15)	—	—
Proceeds from disposals of property, plant and equipment		332	119	211
Purchases of property, plant and equipment and intangible assets		(6,208)	(4,883)	(6,538)

Net cash (used in) provided by investing activities		(5,452)	84,383	(5,921)

Cash flows from financing activities
Proceeds from loans and borrowings, including proceeds from factoring arrangement of nil, RUB 1 million and RUB 214 million for the periods ended December 31, 2021, 2020 and 2019, respectively	13	16,210	77,367	7,599
Repayment of loans and borrowings, including payments from factoring arrangement of RUB 117 million, RUB 353 million and RUB 2,222 million for the periods ended December 31, 2021, 2020 and 2019, respectively	13	(42,241)	(176,883)	(20,772)
Repurchase of common shares	22	—	(844)	—
Sale and purchase of non-controlling interest in subsidiaries	22	144	169	—
Dividends paid to shareholders of Mechel PAO	13	(98)	(292)	(1,515)
Dividends paid to non-controlling interests	13	(13)	(3)	(16)
Interest paid, including fines and penalties	13	(19,403)	(22,912)	(30,923)
Payment of principal portion of lease liabilities	13	(3,620)	(2,660)	(2,276)
Sale and leaseback transactions	13	(75)	462	248
Acquisition of assets under deferred payment terms	13	(95)	(508)	(341)
Deferred consideration paid for the acquisition of subsidiaries in prior periods	13	—	—	(361)

Net cash used in financing activities		(49,191)	(126,104)	(48,357)

Foreign exchange (loss) gain on cash and cash equivalents, net		(237)	(61)	(891)
Changes in allowance for expected credit losses on cash and cash equivalents	13	(19)	28	(2)

Net increase (decrease) in cash and cash equivalents		18,639	(3,805)	2,487
Cash and cash equivalents at beginning of period	13	1,706	3,509	1,803

Cash and cash equivalents, net of overdrafts at beginning of period	13	(938)	2,867	380

Cash and cash equivalents at end of period	13	17,701	1,706	3,509

Cash and cash equivalents, net of overdrafts at end of period	13	17,701	(938)	2,867

The accompanying notes to the consolidated financial statements are an integral part of these statements.

F-1
3

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

1.	Corporate information

(a)	Information
Mechel PAO (“Mechel” or “the parent”, formerly – Mechel OAO and Mechel Steel Group OAO) was incorporated on March 19, 2003, under the laws of the Russian Federation. The registered office is located at Krasnoarmeyskaya St. 1, Moscow, 125167, Russian Federation. Igor V. Zyuzin with his family members is the ultimate controlling party. Mechel and its subsidiaries are collectively referred to herein as the “Group”. Set forth below is a summary of the Group’s primary subsidiaries:

Name of subsidiary	Registered in	Core business	Date control acquired /date of incorporation / established	Interest in voting stock held by the Group at December 31, 2021

Southern Kuzbass Coal Company (SKCC)	Russia	Coal mining	January 1999	99.1%
Chelyabinsk Metallurgical Plant (CMP)	Russia	Steel products	December 2001	93.7%
Vyartsilya Metal Products Plant (VMPP)	Russia	Steel products	May 2002	93.3%
Beloretsk Metallurgical Plant (BMP)	Russia	Steel products	June 2002	91.4%
Urals Stampings Plant (USP)	Russia	Steel products	April 2003	90.0%
Korshunov Mining Plant (KMP)	Russia	Iron ore mining	October 2003	90.0%
Mechel Nemunas (MN)	Lithuania	Steel products	October 2003	100.0%
Mechel Energo	Russia	Power sales	February 2004	100.0%
Port Posiet	Russia	Transshipment	February 2004	97.8%
Izhstal	Russia	Steel products	May 2004	90.0%
Port Kambarka	Russia	Transshipment	April 2005	90.4%
Mechel Service	Russia	Trading	May 2005	100.0%
Mechel Coke	Russia	Coke production	June 2006	100.0%
Moscow Coke and Gas Plant (Moskoks)	Russia	Coke production	October 2006	99.5%
Southern Kuzbass Power Plant (SKPP)	Russia	Power generation	April 2007	98.3%
Kuzbass Power Sales Company (KPSC)	Russia	Electricity distribution	June 2007	72.1%
Bratsk Ferroalloy Plant (BFP)	Russia	Ferrosilicon production	August 2007	100.0%
Yakutugol	Russia	Coal mining	October 2007	100.0%
Port Temryuk	Russia	Transshipment	March 2008	100.0%
Mechel Carbon AG	Switzerland	Trading	April 2008	100.0%
HBL Holding GmbH (HBL)	Germany	Trading	September 2008	100.0%
Mechel Service Stahlhandel Austria GmbH and its subsidiaries	Austria	Trading	September 2012	100.0%

F-1
4

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

(b)	Business
The Group operates in three business segments: steel (comprising steel and steel products), mining (comprising coal, iron ore and coke) and power (comprising electricity (generation and distribution) and heat power generation), and conducts operations in Russia, the CIS countries, Europe and Asia Pacific. The Group sells its products within Russia and foreign markets. As of December 31, 2021, there were no significant changes in the composition of the Group. The Group operates in highly competitive industries; any local or global downturn in the industry may have an adverse effect on the Group’s results of operations and financial condition. While the Group has intention to continue to rely on operating cash flow, it expects to attract long-term loans and borrowings to finance major investment projects, focus on refinancing and restructuring of the loan portfolio and other financing sources for its capital needs. As discussed in Note 4, management believes that the Group will secure adequate financing.

(c)	Authorisation for issuance
The Group has previously issued consolidated financial statements as of December 31, 2021 and for the year then ended on March 1, 2022. These consolidated financial statements as of December 31, 2021 and for the year then ended were authorized for re-issuance on April 28, 2022 and are identical to the previously issued consolidated financial statements, except that
they contain an updated subsequent events disclosure (Note 26).

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
Russian associates and subsidiaries of the Group maintain their books and records in Russian rubles and prepare accounting reports in accordance with the accounting principles and practices mandated by Russian Accounting Standards (RAS). Foreign subsidiaries and associates maintain their books and records in different foreign functional currencies and prepare accounting reports in accordance with generally accepted accounting principles (GAAP) in various jurisdictions. The financial statements and accounting reports for the parent and its subsidiaries and associates for the purposes of preparation of the consolidated financial statements in accordance with IFRS have been translated and adjusted on the basis of the respective standalone RAS or other GAAP financial statements.
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

F-1
5

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

The consolidated financial statements of the Group comply with the Russian Federal Law No. 208
On Consolidated Financial Statements
(Law “208-FZ”),
which was adopted on July 27, 2010. The Law
208-FZ
provides the legal basis for certain entities to prepare the financial statements in accordance with IFRS as issued by the IASB and subsequently endorsed for use in the Russian Federation. As of December 31, 2021, all currently effective standards and interpretations issued by the IASB have been endorsed for use in Russia. The consolidated financial statements are presented in millions of Russian rubles, except when otherwise indicated.

(b)	Basis of consolidation
The consolidated financial statements comprise the financial statements of the parent and its subsidiaries for the year ended December 31, 2021. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

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
If the Group loses control over a subsidiary, it derecognises the related assets (including goodwill), liabilities, non-controlling
interest and other components of equity, while any resultant gain or loss is recognised in the consolidated statement of profit or loss and other comprehensive income. Any investment retained is recognised at fair value.

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
F-1
6

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

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
(“IFRS 9”), is measured at fair value with the changes in fair value recognised in the consolidated statement of profit or loss and other comprehensive income.
Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling
interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses
whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in the consolidated statement of profit or loss and other comprehensive income.
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

F-1
7

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

The consolidated statement of profit or loss and other comprehensive income reflects the Group’s share of the results of operations of the associate. Any change in OCI of those investees is presented as part of the Group’s OCI movements. In addition, when there has been a change recognised directly in the equity of the associate, the Group recognises its share of any changes, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.
The aggregate of the Group’s share of profit or loss of an associate is shown on the face of the consolidated statement of profit or loss and other comprehensive income outside operating profit and represents profit or loss after tax and non-controlling
interests in the subsidiaries of the associate.
The financial statements of the associate are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.
After application of the equity method, the Group determines whether it is necessary to recognise an impairment loss on its investment in its associate. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the investment in associate and its carrying value, and then recognises the loss within ‘Share of profit (loss) of associates’ in the consolidated statement of profit or loss and other comprehensive income.
Upon loss of significant influence over the associate, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognised in the consolidated statement of profit or loss and other comprehensive income.

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

F-1
8

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
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
All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 – quoted (unadjusted) market prices in active markets for identical assets or liabilities;

•	Level 2 – valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

•	Level 3 – valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.
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
Revenue from contracts with customers is inflows from sales of goods that constitute ongoing major operations of the Group and is reported as such in the consolidated statement of profit or loss and other comprehensive income. Inflows from incidental and peripheral operations, net of related costs, are considered gains and are included in other operating income and other income in the consolidated statement of profit or loss and other comprehensive income.

9

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

The following criteria are also applicable to other specific revenue transactions from contracts with customers:
Sales of goods and rendering services
Revenue from the sale of goods and rendering services is recognised when (or as) the Group satisfies a performance obligation by transferring promised goods and services to a customer. An asset is transferred when (or as) the customer obtains control of the asset. When the Group is engaged into contracts for sales of goods which include transportation and freight services and the Group provides these services after the point where control over the goods is transferred to the customers, the Group accounts for two separate performance obligations: the obligation to provide goods to the customer and the obligation to arrange the delivery (transportation, freight) of goods to the customer. Revenue is recognised at a point of time when control over the goods passes to the customer (at the loading port, place or after delivery to the first carrier). Revenue related to freight and transportation component is recognised over time as the service is rendered. Transportation and freight services rendered by the Group in the contracts are presented within the caption “Revenue from contracts with external customers”. Revenue from the sale of goods and rendering services is measured at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services, net of returns and allowances, trade discounts, associated sales taxes (VAT) and export duties.
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
Volume rebates
The Group applies the most likely amount method to estimate the variable consideration in the contract using the requirements on constraining estimates of variable consideration in order to determine the amount of variable consideration that can be included in the transaction price and recognised as revenue. A refund liability is recognised for the expected future rebates (i.e., the amount not included in the transaction price).

F-
2
0

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

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

F-
21

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
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

Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused investment tax deductions, unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused investment tax deductions, unused tax credits and unused tax losses can be utilised, except:

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

F-2
2

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
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
Russian ruble is also the parent’s functional currency.
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
On consolidation, the assets and liabilities of foreign operations are translated into the Russian rubles at the rate of exchange prevailing at the reporting date and their statements of profit or loss and other comprehensive income are translated at the average exchange rate for the period. The exchange differences arising on translation for consolidation are recognised in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

F-2
3

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
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
Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statement of profit or loss and other comprehensive income.
Additional disclosures are provided in Note 24. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

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

F-2
4

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
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
The Group established a policy according to which internal mining engineers review proved and probable reserves annually. This policy does not change the Group’s approach to the measurement of proved and probable reserves as of their acquisition dates as part of business combinations that involve independent mining engineers. When circumstances and other factors warrant an additional analysis, the Group engages independent mining engineers to review its proven and probable reserves. The Group’s proved and probable reserve estimates as of the reporting date were made by internal mining engineers and, the majority of the assumptions underlying these estimates have been reviewed and verified by independent mining engineers.
The carrying values of the mineral licenses were reduced proportionate to the depletion of the respective mineral reserves at each deposit related to mining and production of reserves adjusted for the reserves re-measurement
and purchase accounting effects. Reduction in carrying values of the mineral licenses is included in the amortisation charge proportional to the depletion for the period within the cost of sales in the consolidated statement of profit or loss and other comprehensive income. No residual value is assumed in the mineral license valuation.

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
When significant parts of property, plant and equipment are required to be replaced at intervals, the Group depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognised in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. Where a separately depreciated asset, or part of an asset, is replaced, the expenditure is capitalised. Where part of the asset was not separately considered as a component and therefore not depreciated separately, the replacement value adjusted for prices inflation is used to estimate the carrying amount of the replaced asset(s) which is immediately written off. All other repair and maintenance costs are recognised in the consolidated statement of profit or loss and other comprehensive income as incurred.
The present value of the expected cost for the rehabilitation of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.
Inventories planned to be used for construction and spare parts considered as components of property, plant and equipment are recorded within property, plant and equipment.

F-2
5

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
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
Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of identified proved and probable reserves. Once the legal right to explore has been acquired, exploration and evaluation expenditure is charged to profit or loss as incurred, unless the Group concludes that a future economic benefit is more likely than not to be realized. The Group had no exploration and evaluation assets as of December 31, 2021.
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

F-2
6

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
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
Property, plant and equipment other than mining assets and processing plant and equipment is depreciated using the straight-line method, apart from railway of the Elga coal deposit which is depreciated using the units of production method as discussed in (w) Significant accounting judgements, estimates and assumptions. Upon sale or retirement, the acquisition or production cost and related accumulated depreciation are removed from the consolidated statement of financial position and any gain or loss is included in the consolidated statement of profit or loss and other comprehensive income.
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

F-2
7

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

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
Sale and leaseback transactions
The Group sells and leases back operating machinery and transportation vehicles. The Group keeps the transferred assets subject to the sale and leaseback transaction in the consolidated statement of financial position and accounts for amounts received as a financial liability due to intention to exercise repurchase option for the underlying assets set by contracts.

F-2
8

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
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
According to IAS 23
Borrowing Costs
(“IAS 23”), borrowing costs may include exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs. Foreign exchange differences on borrowings directly attributable to the acquisition, construction or production of a qualifying asset are considered by the Group to be eligible for capitalization in the amount of difference between actual amount of interest costs and potential amount of interest costs calculated using a weighted average of rates applicable to ruble-nominated borrowings of the Group during the period. All other borrowing costs are recognised in the consolidated statement of profit or loss and other comprehensive income in the period in which they are incurred.

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

9

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
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

F-
30

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
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
For financial assets at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in the consolidated statement of profit or loss and other comprehensive income and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in OCI. Upon derecognition of financial assets represented by debt instruments at fair value through OCI the cumulative fair value change recognised in OCI is recycled to profit or loss in opposite to equity instruments at fair value through OCI with the cumulative fair value change remained in OCI.
Financial assets designated at fair value through OCI (equity instruments)
Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32
Financial Instruments: Presentation
and are not held for trading. The classification is determined on an instrument-by-instrument
basis. Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognised as other income in the statement of profit or loss and other comprehensive income when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.
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
Trade receivables on provisionally priced contracts are measured at fair value through profit or loss. Trade receivables on provisionally priced contracts are remeasured based on the market price for the relevant period. These trade receivables are initially measured at the amount which the Group expects to be entitled to, being the estimate of the price expected to be received at the end of the quotational period. The quotational periods can range between one and three months post shipment and final payment is due within 30 days from the end of the quotational period. Adjustments to the final price on provisionally priced contracts are recorded within revenue.

F-
31

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

Financial assets at fair value through profit or loss are carried in the consolidated statement of financial position at fair value with net changes in fair value recognised in the consolidated statement of profit or loss and other comprehensive income.
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

Allowance for expected credit losses of financial assets
Further disclosures relating to impairment of financial assets are also provided in the following notes:

•	Financial assets — Note 9.

•	Trade and other receivables — Note 11.
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

F-3
2

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

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
The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 9.3. The Group does not hold collateral as security.
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
Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. Gains or losses on liabilities held for trading are recognised in the consolidated statement of profit or loss and other comprehensive income.
Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.
Loans and borrowings
This is the category most relevant to the Group. After initial recognition, loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in profit or loss

F-3
3

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

when the liabilities are derecognised as well as through the EIR amortisation process. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the consolidated statement of profit or loss and other comprehensive income. This category generally applies to loans and borrowings (Note 9).
Derecognition
A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the consolidated statement of profit or loss and other comprehensive income.

(iii)	Interest income
For all financial instruments measured at amortised cost interest income is recorded using the EIR. The EIR is the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Interest income is included in finance income in the consolidated statement of profit or loss and other comprehensive income.

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
For the years ended December 31, 2021, 2020 and 2019, the Group did not have any derivatives designated as hedging instruments.

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

F-3
4

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

The finished goods of mining, coke and steel entities which can be sold to third parties in its current condition are used as input raw materials for processing at the Group’s entities.

(q)	Impairment of non-current assets
Further disclosures relating to impairment of
non-current
assets are also provided in the following notes:

•	Intangible assets — Note 15.

•	Property, plant and equipment — Note 14.

•	Impairment of goodwill and other non-current assets — Note 16.
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
Impairment losses of continuing operations are recognised in the consolidated statement of profit or loss and other comprehensive income.

F-3
5

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

For impaired assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. Previously impaired assets (excluding goodwill) are reviewed for possible reversal of previous impairment at each reporting date. Impairment reversal cannot exceed the carrying amount that would have been determined (net of depreciation), had no impairment loss been recognised for the asset or cash generating units (CGUs). Such reversal is recognised in the consolidated statement of profit or loss and other comprehensive income.
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
General
Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, including legal or tax proceedings’ obligations, and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the consolidated statement of profit or loss and other comprehensive income, net of any reimbursement.
If the effect of the time value of money is material, provisions are discounted using a current pre-tax
rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Rehabilitation provision
The Group has numerous site rehabilitation obligations that it is required to perform under law or contract once an asset is permanently taken out of service. The main part of these obligations is not expected to be paid in a foreseeable future, and will be funded from the general Group’s resources when respective works will be performed. The Group’s rehabilitation provisions primarily relate to its steel and mining production facilities with related landfills and dump areas and its mines. Rehabilitation activities are generally undertaken at the end of the production life at the individual sites. Remaining production lives range from 1 year to 117 years with an average for all sites, weighted by current closure provision of approximately 13 years.

F-
3
6

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

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
(“IAS 16”).
Any reduction in the rehabilitation provision and, therefore, any deduction from the asset to which it relates, may not exceed the carrying amount of that asset. If it does, any excess over the carrying value is taken immediately to the consolidated statement of profit or loss and other comprehensive income.
Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. The periodic unwinding of the discount is recognised in the consolidated statement of profit or loss and other comprehensive income as part of finance costs.
For closed sites, changes to estimated rehabilitation costs are recognised immediately in the consolidated statement of profit or loss and other comprehensive income.
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

F-3
7

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

Benefits under these plans are primarily based upon years of service and average earnings. The Group accounts for the cost of defined benefit plans and other long-term benefits using the projected unit credit method. Under this method, the cost of providing pensions is charged to the consolidated statement of profit or loss and other comprehensive income, so as to attribute the total pension cost over the service lives of employees in accordance with the benefit formula of the plan.
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
State pension fund
The Group’s Russian companies are legally obligated to make defined contributions to the Russian Pension Fund at the rate of 10% from employee’s annual income over RUB 1.5 million and at the rate of 22% from employee’s annual income not exceeding RUB 1.5 million (a defined contribution plan financed on a pay-as-you-go
basis). The Group’s contributions to the Russian Pension Fund relating to defined contribution plans are charged to income in the year, to which they relate and are recognised within social security costs (Note
23.2
).

(u)	Government grants
Government grants are recognised as deferred income within other liabilities where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognised as other operating income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. Grants that compensate the acquisition of an asset are presented by deducting them from the acquisition cost of the related asset and are recognised in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(v)	Treasury shares
Reacquired own equity instruments (treasury shares) are recognised at cost and deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognised in the additional paid-in
capital.

(w)	Significant accounting estimates, assumptions and judgments
The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported carrying amounts of assets and liabilities, and disclosure of contingent

F-3
8

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31,
2021
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
Critical accounting estimates
Deferred tax assets
Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits and the existence of taxable temporary differences (Note 18). Various factors are considered to assess the probability of the future utilization of deferred tax assets for individual subsidiaries and for the consolidated group of taxpayers, including past operating results, operational plans for not longer than five years as this term is considered reliable and accurate for forecast, same assumptions for operational plans as used for determination of the expected future cash flows from the cash generating, financial plans based on historical data and expectation built on the debt portfolio, terms of the expiration of tax losses carried forward depending on respective tax legislation, and tax planning strategies based on changes in tax regulation for tax losses offsetting for 2018-2024. The key assumptions used in the future projections of taxable profits include sales volumes, selling prices (coal, steel products) and operating costs. If actual results differ from these estimates or if these estimates must be adjusted in future periods, the Group’s financial position, results of operations and cash flows may be affected. In the event that the assessment of future utilization of deferred tax assets must be changed, this effect is recognised in the consolidated statement of profit or loss and other comprehensive income.
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

9

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

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
Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the industry, changes in cost of capital, changes in the future availability of financing, technological obsolescence, and other changes in circumstances that indicate that impairment exists. The determination of the recoverable amount of a cash-generating
unit involves the use of estimates by management. The key assumptions used in the future cash flow projections include sales volumes, selling prices (coal, steel products) and operating costs. Methods used to determine the value in use include discounted cash flow-based methods, which require the Group to make an estimate of the expected future cash flows from the cash-generating
unit and also to choose a suitable discount rate and growth rate in order to calculate the present value of those cash flows. These estimates, including the methodologies used, may have a material impact on the value in use and, ultimately, the amount of any impairment (Note 16).
Impairment of goodwill
The Group determines whether goodwill is impaired at least on an annual basis and when circumstances indicate that the carrying value may be impaired. This requires an estimation of the value in use of the cash generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit including assumptions related to sales and extraction volumes, selling prices and also to choose a suitable discount rate in order to calculate the present value of those cash flows. More details of the assumptions used in estimating the value in use of the cash-generating units to which goodwill is allocated are provided in Note 16.
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

F-
4
0

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

The uncertainty depends mainly on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of this data, which also requires use of subjective judgment and development of assumptions. Mine plans can be updated which can have a material impact on the amortisation charge proportional to the depletion for the period. More details are provided in Note 3 (i).
Provisions
The outcomes of various legal proceedings, disputes and claims to the Group are subject to significant uncertainty. Management evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Unanticipated events or changes in these factors may require the Group to increase or decrease the amount recorded or to be recorded for a matter that has not been previously recorded because it was not considered probable (Note 21).
Pensions and other post-employment benefits
The cost of defined benefit pension plans and other post-employment benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation and other long-term benefit plans are highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. The discount rate is the most sensitive to a change assumption. In determining the appropriate discount rate, management considers the yield curve of the Russian government bonds together with the expected term of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific countries. Those mortality tables tend to change only at intervals in response to demographic changes. Future salary increases and pension increases are based on expected future inflation rates for the respective countries. More details are provided in Note 20.
Rehabilitation provisions
The Group reviews rehabilitation provisions at each reporting date and adjusts them to reflect the current best estimate. Rehabilitation provisions are recognised in the period in which they arise and are stated at the best estimate of the present value of estimated future costs. These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. The Group applies a suitable discount rate in order to calculate the present value of the estimated future costs, depending on their timing. The terms of rehabilitation works are linked to the termination of extraction phase, use of assets or regulatory requirements and vary significantly for different assets. Estimates can also be impacted by the emergence of new rehabilitation techniques, changes in regulatory requirements for rehabilitation, and experience at other operations. These uncertainties may result in future actual expenditure differing from the amounts currently provided for in the consolidated statement of financial position. These estimates, including the methodologies used, may have a material impact on the amount of rehabilitation provision. Changes in the estimated timing of rehabilitation or changes to the estimated future costs are dealt with prospectively by recognising an adjustment to the rehabilitation provision and a corresponding adjustment to the asset to which it relates, if the initial estimate was originally recognised as part of an asset measured in accordance with IAS 16 (Note 14).

F-
41

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

Impairment of financial assets
The Group makes allowances for expected credit losses resulting from the expected inability of customers to make required payments. When evaluating the adequacy of an allowance for expected credit losses management bases its estimates on the current overall economic conditions, the ageing of accounts receivable balances, historical write-off
experience, debtor creditworthiness and changes in payment terms. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future (Note 11).
Determining net realisable value of inventories
The Group makes write-downs for obsolete and slow-moving raw materials and spare parts. In addition, finished goods of the Group are carried at net realisable value (Note 10). Estimates of net realisable value of finished goods are based on the most reliable evidence available at the time the estimates are made. These estimates take into consideration fluctuations of price or cost directly relating to events occurring subsequent to the end of the reporting period to the extent that such events confirm conditions existing at the end of the period.
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

F-4
2

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31,
2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

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
Taxation
The Group is subject to taxation to the largest extent in Russia, and secondarily in other jurisdictions. The Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the tax and custom authorities. Russian tax authorities take assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed.

In other tax jurisdictions where the Group conducts operations or holds shares, taxes are generally charged on their worldwide income. Between Russia and other countries agreements to avoid double taxation were signed; however, the risk of additional taxation exists, especially in respect of certain domiciles where some of the Group entities are located.The Russian transfer pricing legislation, which came into force on January 1, 2012, allows the Russian tax authority to apply transfer pricing adjustments and impose additional profits tax liabilities in respect of all “controlled” transactions if the transaction price differs from the market level of prices. The list of “controlled” transactions includes transactions performed with related parties, including transactions performed with independent dealers, and certain types of cross-border transactions.

F-
4
3

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
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
For other judgments, estimates and assumptions and details refer to:

•	Mineral licenses (Note 3 (i));

•	Property, plant and equipment (Note 3 (j));

•	Deferred tax assets (Note 3 (f));

•	Non-current assets held for sale and discontinued operations (Note 3 (h));

•	Inventories (Note 3 (p));

•	Impairment of non-current assets (Note 3 (q));

•	Pensions and other post-employment benefits (Note 3 (t));

•	Provisions (Note 3 (s));

•	Fair value measurement (Note 3 (d)).

F-4
4

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

(x)	Reclassifications and rounding
Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the current year presentation. Such reclassifications affect the presentation of certain items in the consolidated statement of financial position, consolidated statement of profit or loss and other comprehensive income, consolidated statement of cash flows and notes to the consolidated financial statements and have no impact on net income or equity.
All amounts disclosed in these consolidated financial statements and notes have been rounded to the nearest millions of Russian rubles units unless otherwise stated.

(y)	New and amended standards and interpretations adopted by the Group
The Group applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2021. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
The following amended standard became effective from January 1, 2021, but did not have any material impact on the consolidated financial statements of the Group:

•
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 —
Interest Rate Benchmark Reform
— Phase 2 (issued on August 27, 2020 and effective for annual reporting periods beginning on or after January 1, 2021).

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR).
These amendments had no impact on the consolidated financial statements of the Group. In February 2022, the Group has fully repaid the U.S. dollar-denominated credit facility bearing interest at LIBOR (Note 26). The Group intends to use the practical expedients in future periods if they become applicable.
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
—
Deferral of Effective Date
(issued on January 23, 2020 and July 15, 2020 respectively) — 2 The IASB has published a new exposure draft on the topic on November 19, 2021.

•	Amendments to IAS 1 and IFRS Practice Statement 2 — Disclosure of Accounting policies (issued on February 12, 2021 and effective for annual reporting periods beginning on or after January 1, 2023).

•	Amendments to IAS 8 — Definition of Accounting Estimates (issued on February 12, 2021 and effective for annual reporting periods beginning on or after January 1, 2023).

F-4
5

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

•
Amendments to IAS 12 —
Deferred Tax related to Assets and Liabilities arising from a Single Transaction
(issued on May 7, 2021 and effective for annual reporting periods beginning on or after January 1, 2023).

•	Amendments to IAS 16 — Property, Plant and Equipment: Proceeds before Intended Use (issued on May 14, 2020 and effective for annual reporting periods beginning on or after January 1, 2022).

•	Amendments to IAS 37 — Onerous Contracts — Costs of Fulfilling a Contract (issued on May 14, 2020 and effective for annual reporting periods beginning on or after January 1, 2022).

•	Amendments to IFRS 3 — Reference to the Conceptual Framework (issued on May 14, 2020 and effective for annual reporting periods beginning on or after January 1, 2022).

•	Amendments to IFRS 16 — COVID-19-Related Rent Concessions beyond June 30, 2021 (issued on March 31, 2021 and effective for annual reporting periods beginning on or after April 1, 2021).

•
Annual Improvements to IFRSs 2018-2020 — amendments to IFRS 9 —
Fees in the ‘10 per cent’ test for derecognition of financial liabilities
(issued on May 14, 2020 and effective for annual reporting periods beginning on or after January 1, 2022).

4.	Going concern
These consolidated financial statements have been prepared assuming that the Group will continue as a going concern. Accordingly, these statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities or any other adjustments that might result in the Group being unable to continue as a going concern.
As of December 31, 2021, the Group’s total liabilities exceeded total assets by RUB 147,278 million and current liabilities exceeded current assets by RUB 248,502 million.
As of December 31, 2021, the Group was not in compliance with the payment schedules under certain credit facilities of foreign banks and lenders and a number of financial and non-financial
covenants contained in the Group’s loan agreements as further described in Note 9.1. These breaches constitute an event of default and, as a result, the lenders may request accelerated repayment of a substantial portion of the Group’s debt including repayment requests on overdue principal and interest from foreign banks. As of December 31, 2021, the Group’s debt payable on demand was RUB 281,379 million, including RUB 216,033 million of
long-term
loans and borrowings classified as short-term loans and borrowings due to contractual cross-default provisions and breaches of financial and non-financial
covenants. As of the date of approval of these consolidated financial statements, the Group did not have sufficient own resources to enable it to comply with such repayment requests. The above conditions raise substantial doubt about the Group’s ability to continue as a going concern. No requests demanding early repayment of debt due to violation of restrictive covenants from creditors were received by the Group as of the date of approval of these consolidated financial statements. The Group’s primary objective of capital management is to focus on managing debt through a restructuring of the remaining non-restructured
portion of loan portfolio and bringing down cost of financing as well as use of all available free cash flow for repayment of debt and fulfilment of payment schedules under the restructured facilities. Since restructuring in 2020, the Group has been in compliance with the agreed payment schedules with the Russian state-controlled banks. The restructuring of credit portfolio with foreign banks and lenders was not finalized in 2021, therefore, the Group continues to negotiate debt restructuring options and expects to agree on settlement terms in 2022.
The circumstances mentioned above, steel and mining market volatility, significant increase in volatility on the securities and currency markets, and risks and uncertainties growing due to geopolitical tensions indicate the

F-4
6

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

existence of a material uncertainty that may cast significant doubt upon the Group’s ability to continue as a going concern and, therefore, the Group may be unable to realize its assets and discharge its liabilities in the normal course of business. There was no negative effect on operations of the Group due to
COVID-19
and there were significant signs of recovery in terms of demand and prices level that positively affected current year results. However, as discussed in Note 26, macroeconomic uncertainty and instability have arisen due to worsening geopolitical situation and economic sanctions and it is not clear therefore if or when any debt restructuring will occur. The existing economic environment and economic conditions in the major segments of the Group’s operations further increase uncertainty about the level of demand for the Group’s products, operating and financial results, the availability of free cash flow for repayment or ability to refinance and restructure current liabilities.
Management expects that prices for the products of the Group’s segments will allow the Group to focus on planned enhancement of crude steel production, diversification of product range and focus on sales within the CIS and Asia to quickly respond to economic changes, and to ensure the Group will continue as a going concern.

5.	Material partly-owned subsidiaries
Financial information of subsidiaries that have material
non-controlling
interests is provided below.
Proportion of equity interest held by
non-controlling
interests:

Name	At December 31, 2021	At December 31, 2020
SKCC and subsidiaries (Hereinafter SKCC and subsidiaries are represented by Southern Kuzbass Coal Company (SKCC), Tomusinsky Open Pit Mine (TOPM), Tomusinsky Energoupravlenie)	0.9%	0.9%
Kuzbass Power Sales Company (KPSC)	27.9%	27.9%
Chelyabinsk Metallurgical Plant (CMP) (Note 22)	6.3%	6.3%
Beloretsk Metallurgical Plant (BMP)	8.6%	8.6%
Korshunov Mining Plant (KMP)	10.0%	10.0%
Urals Stampings Plant (USP) (Note 22)	10.0%	10.0%
Izhstal	10.0%	10.0%
The summarised financial information for these subsidiaries is provided below. This information is based on amounts before inter-company eliminations.

F-4
7

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

Summarised statements of profit or loss and other comprehensive income for 2021:

	SKCC and subsidiaries	KPSC	CMP	BMP	KMP	USP	Izhstal
Revenue from contracts with customers	42,820	24,929	176,778	35,436	15,210	15,011	27,785
Cost of sales	(19,073)	(12,026)	(147,952)	(28,231)	(7,016)	(12,657)	(22,719)
Total selling, distribution and operating expenses, net	(8,702)	(11,788)	(18,236)	(3,539)	(4,356)	(1,375)	(2,553)
Total other income and (expense), net	(1,350)	281	(1,788)	4	1,912	1,359	(41)

Profit before tax	13,695	1,396	8,802	3,670	5,750	2,338	2,472
Income tax (expense) benefit	(942)	(273)	(2,250)	(338)	(836)	(247)	46

Profit for the period	12,753	1,123	6,552	3,332	4,914	2,091	2,518

Total comprehensive income	12,753	1,123	6,552	3,332	4,914	2,091	2,518

Attributable to non-controlling interests	138	313	416	285	489	209	252
Summarised statements of profit or loss and other comprehensive income for 2020:

	SKCC and subsidiaries	KPSC	CMP	BMP	KMP	USP	Izhstal
Revenue from contracts with customers	26,664	24,002	114,092	21,673	12,937	10,219	16,755
Cost of sales	(21,521)	(11,546)	(95,461)	(18,860)	(6,494)	(8,196)	(15,429)
Total selling, distribution and operating expenses, net	(16,303)	(11,255)	(12,485)	(2,123)	(4,360)	(1,240)	(1,803)
Total other income and (expense), net	(16,021)	251	(5,021)	278	1,417	1,837	(978)

(Loss) profit before tax	(27,181)	1,452	1,125	968	3,500	2,620	(1,455)
Income tax benefit (expense)	938	(302)	(373)	(111)	(182)	81	(255)

(Loss) profit for the period	(26,243)	1,150	752	857	3,318	2,701	(1,710)

Total comprehensive (loss) income	(26,243)	1,150	752	857	3,318	2,701	(1,710)

Attributable to non-controlling interests	(212)	320	76	73	330	215	(173)

F-4
8

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

Summarised statements of profit or loss and other comprehensive income for 2019:

	SKCC and subsidiaries	KPSC	CMP	BMP	KMP	USP	Izhstal
Revenue from contracts with customers	35,059	24,624	113,020	22,061	15,776	17,231	20,208
Cost of sales	(21,667)	(12,479)	(101,258)	(19,263)	(6,739)	(12,330)	(17,631)
Total selling, distribution and operating expenses, net	(7,264)	(11,531)	(11,406)	(1,749)	(4,439)	(1,157)	919
Total other income and (expense), net	(233)	209	4,173	41	1,831	1,633	(99)

Profit before tax	5,895	823	4,529	1,090	6,429	5,377	3,397
Income tax (expense) benefit	(372)	(174)	(551)	(28)	(271)	(323)	97

Profit for the period	5,523	649	3,978	1,062	6,158	5,054	3,494

Total comprehensive income	5,523	649	3,978	1,062	6,158	5,054	3,494

Attributable to non-controlling interests	79	182	231	91	613	315	348
Summarised statements of financial position as of December 31, 2021:

	SKCC and subsidiaries	KPSC	CMP	BMP	KMP	USP	Izhstal
Current assets	35,037	5,686	136,471	19,695	17,702	14,682	9,016
Non-current assets	44,136	4,934	117,228	5,252	33,309	25,341	3,754
Current liabilities	(77,681)	(2,380)	(204,395)	(8,320)	(2,151)	(5,615)	(12,015)
Non-current liabilities	(19,821)	(179)	(5,787)	(225)	(767)	(211)	(4,259)

Total equity	18,329	(8,061)	(43,517)	(16,402)	(48,093)	(34,197)	3,504

Attributable to:
Equity shareholders of Mechel PAO	18,532	(5,816)	(40,762)	(14,990)	(43,305)	(30,785)	3,160
Non-controlling interests	(203)	(2,245)	(2,755)	(1,412)	(4,788)	(3,412)	344
Summarised statements of financial position as of December 31, 2020:

	SKCC and subsidiaries	KPSC	CMP	BMP	KMP	USP	Izhstal
Current assets	75,693	4,582	66,066	14,659	14,658	12,549	4,674
Non-current assets	50,065	4,960	220,598	5,022	32,797	23,754	3,811
Current liabilities	(88,813)	(2,452)	(222,009)	(6,201)	(3,346)	(4,028)	(12,873)
Non-current liabilities	(68,469)	(153)	(27,780)	(416)	(995)	(185)	(1,663)

Total equity	31,524	(6,937)	(36,875)	(13,064)	(43,114)	(32,090)	6,051

Attributable to:
Equity shareholders of Mechel PAO	31,585	(5,006)	(34,534)	(11,938)	(38,822)	(28,889)	5,452
Non-controlling interests	(61)	(1,931)	(2,341)	(1,126)	(4,292)	(3,201)	599

9

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

Summarised cash flow information for the year ended December 31, 2021:

	SKCC and subsidiaries	KPSC	CMP	BMP	KMP	USP	Izhstal
Operating	12,070	801	4,970	1,341	963	1,869	(1,544)
Investing	24,147	(38)	38,196	(204)	(711)	(1,523)	(135)
Financing	(36,255)	(179)	(38,457)	(351)	(252)	(312)	1,713

(Decrease) increase in cash and cash equivalents, net	(38)	584	4,709	786	—	34	34

Summarised cash flow information for the year ended December 31, 2020:

	SKCC and subsidiaries	KPSC	CMP	BMP	KMP	USP	Izhstal
Operating	8,718	1,465	(1,446)	1,441	6,647	3,538	1,531
Investing	8,118	(749)	(30,413)	(1,407)	(6,409)	(3,497)	(72)
Financing	(16,903)	(696)	31,413	(344)	(238)	(235)	(1,487)

(Decrease) increase in cash and cash equivalents, net	(67)	20	(446)	(310)	—	(194)	(28)

Summarised cash flow information for the year ended December 31, 2019:

	SKCC and subsidiaries	KPSC	CMP	BMP	KMP	USP	Izhstal
Operating	12,043	243	10,898	(2,482)	2,867	1,375	2,839
Investing	(950)	(58)	(3,522)	2,685	(2,627)	(912)	(72)
Financing	(10,945)	(245)	(7,108)	505	(240)	(199)	(2,741)

Increase (decrease) in cash and cash equivalents, net	148	(60)	268	708	—	264	26

6.	Investments in associates
Investments in associates comprised of:

	Percent of shares held at		Investment carrying value at
Investee	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
TPTU (Mining segment)	40%	40%	214	219
TRMZ (Mining segment)	25%	25%	120	122

Total investments in associates			334	341

TPTU (Tomusinskiy Transportation Management Center) shares are owned by SKCC. The core business is provision of transportation services. TRMZ (Tomusinskiy Auto Repair Shop) shares are owned by SKCC. TRMZ provides repair services.

F-
50

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

The following table shows movements in the investments in associates:

	TPTU (Mining segment)	TRMZ (Mining segment)	Total
January 1, 2019	189	104	293
Share of profit	19	9	28

December 31, 2019	208	113	321
Share of profit	11	9	20

December 31, 2020	219	122	341
Share of loss	(5)	(2)	(7)

December 31, 2021	214	120	334

7.	Related party disclosures
Note 1 provides information about the Group’s structure, including details of the subsidiaries and the holding company. The following table provides the total amount of transactions that have been entered into with the related parties in 2021, 2020 and 2019.

	2021			2020			2019
	Purchases	Sales	Other loss (income)	Purchases	Sales	Other loss (income)	Purchases	Sales	Other loss (income)
Associates	65	57	—	104	62	—	110	98	—
Controlling shareholders and entities under control of the Group’s Controlling shareholders	1,763	342	(192)	1,451	336	142	904	184	138

Total	1,828	399	(192)	1,555	398	142	1,014	282	138

As of December 31, 2021 and 2020, the Group had the following balances in settlement with related parties:

	December 31, 2021		December 31, 2020
	Financial and other assets	Financial liabilities to	Financial and other assets	Financial liabilities to
Associates	7	(11)	7	(20)
Controlling shareholders and entities under control of the Group’s Controlling shareholders	3,081	(494)	140	(1,565)

Total	3,088	(505)	147	(1,585)

(a)	Controlling shareholders and entities under control of the Group’s Controlling shareholders
As of December 31, 2021 and 2020, the amounts of
non-current
financial assets fully covered by the allowance for expected credit losses included amounts receivable of RUB 24,391 million, respectively, assigned to the Group’s related party with further repayment to the Group. In January 2020, the Group extended the terms of repayment through
2027.

F-
51

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

As of December 31, 2021 and 2020, the amount
s of financial liabilities included amounts the trade and other payables of RUB
214
million and RUB
1,088
 million, respectively, and amounts of the current lease liabilities of RUB
55
million and RUB
76
 million, respectively, and
non-current
lease liabilities of RUB

 million and RUB

 million, respectively.
As of December 31, 2021, the amount of financial and other assets included the amount of RUB
 2,329

million of advances paid for the cargo handling services to a new related party, which are recorded within Other current assets. The Group previously had a service agreement to handle its cargo before a company under control of the Controlling shareholders acquired an ownership interest in the entity in December 2021.
Mechel PAO purchased 6,419,753 of its ordinary shares from the Controlling shareholders and entities under control of the Group’s Controlling shareholders for RUB 517 million as a result of the buyback of the shares on September 29, 2020 (Note 22).
The outstanding cash balance in Coalmetbank, an entity under control of the Group’s Controlling shareholders, was RUB 15,362 million and RUB 382 million as of December 31, 2021 and December 31, 2020, respectively.
In 2021, 2020 and 2019, the Group purchased energy and electricity from its related party in the amount of RUB 1,308 million, RUB 1,265 million and RUB 692 million, respectively.

(b)	Compensation to key management personnel
The total compensation to key management personnel was included in general and administrative expenses in the consolidated statement of profit or loss and other comprehensive income and consisted of the short-term employee benefits in the amount of RUB 637 million, RUB 602 million and RUB 592 million in the year ended December 31, 2021, 2020 and 2019, respectively. There are no share-based payments to key management personnel. The Group’s directors and executive officers are also provided with voluntary medical insurance and the use of wireless services.

8.	Fair value measurement
Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial liabilities that are carried in the consolidated financial statements:

		December 31, 2021		December 31, 2020
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities measured at amortised cost
Floating rate loans and borrowings	3	279,688	279,564	308,657	284,427
Bonds	1	—	—	2,473	2,496
Fixed rate loans and borrowings	3	3,794	3,779	5,907	5,734
Other non-current financial liabilities (Note 9.5)	3	1,666	1,669	1,901	1,919

Total		285,148	285,012	318,938	294,576

The fair value of loans and borrowings was calculated based on the present value of future principal and interest cash flows, discounted at the Group’s market rates of interest adjusted for risk premium at the reporting dates (Level 3).

F-5
2

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

Management assessed that the fair values of cash and cash equivalents, trade and other receivables (other than arising from provisionally priced contracts), trade and other payables, bank overdrafts and other financial assets approximate their carrying amounts largely due to the short-term maturities of these instruments.
As of December 31, 2021 and
2020
, trade receivables of RUB 1,170 million and RUB 1,115 million arising from provisionally priced contracts were measured at fair value through profit or loss upon recognition (Level 2). The adjustments to the final price on provisionally priced contracts measured at fair value resulted in a net gain of RUB 609 million, net loss of RUB 420 million and net loss of RUB 815 million are recorded within revenue for the years ended December 31, 2021, 2020 and 2019, respectively.

9.	Financial assets and financial liabilities

9.1	Financial liabilities: loans and borrowings
The Group has the following principal and interest amounts outstanding for loans and bonds:

Short-term loans and borrowings and current portion of long-term loans and borrowings	December 31, 2021		December 31, 2020
	Interest rate, %	Amounts outstanding	Interest rate, %	Amounts outstanding

In Russian rubles
Russian state-controlled banks	0	—	5.8	2,653

In euro
Other banks and financial institutions	1.8	47	1.7-1.8	171

Current portion of long-term loans and borrowings		283,335		312,012

Total		283,382		314,836

Long-term loans and borrowings	December 31, 2021		December 31, 2020
	Interest rate, %	Amounts outstanding	Interest rate, %	Amounts outstanding
In Russian rubles

Banks and financial institutions	1.0-10.0	147,924	1.0-6.9	159,998
Bonds issue	0	—	7.9-8.8	2,473
Corporate lenders	9.3	50	9.3	47

In U.S. dollars
Banks and financial institutions	5.7-6.9	31,233	7.1-7.2	38,040

In euro
Banks and financial institutions	0.3-5.7	104,228	0.3-5.7	113,655

Current portion of long-term loans and borrowings		(283,335)		(312,012)

Total		100		2,201

F-5
3

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31,
2021
(All amounts ar
e
 in millions of Russian rubles, unless stated otherwise)

Aggregate scheduled maturities of the amounts outstanding as of December 31, 2021 were as follows:

Payable by
On demand	281,379
2022 (current portion)	2,003
2023	16
2024	16
2025	16
2026	52

Total	283,482

(a)	Credit facilities
To refinance
part of
the U.S. dollar-denominated facilities, in April 2020, a new U.S. dollar-denominated credit line was agreed. On February 3, 2021, upon meeting conditions precedent, the Group received $250 million (RUB 18,948 million as of February 3, 2021) and used all these funds to repay the U.S. dollar-denominated credit facilities.
The finance income in the amount of RUB 223 million was recognised in the consolidated statement of profit or loss and other comprehensive income for the period ended December 31, 2021 as a result of this refinancing.

As of December 31, 2021
,
the Group had available RUB 4,159 million of undrawn credit facilities.
The weighted average interests rates were 7.5%, 7.9% and 5.9% for the ruble-, U.S. dollar- and euro-denominated credit facilities, respectively, for the year ended December 31, 2021.

(b)	Bonds
During 2009-2011, Mechel PAO placed a number of issues of the 5,000,000 ruble-denominated bonds each in an aggregate principal amount of RUB 40,000 million. The bonds were fully repaid by the end of
July 2021.

(c)	Pledges
In order to secure bank financings, the Group pledged shares in certain key subsidiaries, including
99%-2
shares of Yakutugol, 95% + 3 shares of SKCC, 91.66% of shares of CMP, 50% + 2 shares of common shares of BMP, 50% + 2 shares of KMP, 87.5%+3 shares of Mechel Mining, 74% + 1 share of USP, 25% + 1 share of Izhstal, 25% + 1 share of Port Posiet, 25% of registered capital of BFP, 25% of registered capital of Port Temryuk.
As of December 31, 2021 and 2020, the carrying value of property, plant and equipment pledged under the loan agreements amounted to RUB 24,526 million and RUB 21,522 million, respectively. Carrying value of inventories pledged under the loan agreements amounted to RUB 2,678 million and RUB 2,253 million as of December 31, 2021 and 2020, respectively. Accounts receivable pledged as of December 31, 2021 and 2020 amounted to RUB 228 million and RUB 145 million, respectively.

F-5
4

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

( d )	Covenants
The Group’s loan agreements contain a number of covenants and restrictions, which include, but are not limited to, financial ratios, other
limitations, acceleration and cross-default provisions. The Group’s management constantly monitors profitability and leverage ratios as well as compliance with restrictive covenants. The covenants include, among other things, limitations on: (1) raising of additional borrowings; (2) payment of dividends on common and preferred shares; and (3) amounts that can be spent for capital expenditures, new investments and acquisitions. Covenant breaches if not waived generally permit lenders to demand accelerated repayment of principal and interest.

The Group was required to comply with the following ratios under the most significant loan agreements with the Russian state-controlled banks as of December 31, 2021:

Restrictive covenants	Requirement	Actual as of December 31, 2021
Group’s Net Debt to Adjusted EBITDA	Shall not exceed 6.0:1.0	2.47:1.0
Group’s Total Debt to Adjusted EBITDA	Shall not exceed 6.0:1.0	2.50:1.0
Group’s Adjusted EBITDA to Net Interest Expense	Shall not be less than 2.0 :1.0	5.39 :1.0
Group’s Adjusted EBITDA to Consolidated Financial Expense	Shall not be less than 2.0 :1.0	5.34 :1.0
Group’s Cash flow from operating activities to Adjusted EBITDA	Shall not be less than 0.80:1.0	0.62:1.0
Group’s Adjusted EBITDA to Revenue	Shall not be less than 0.15:1.0	0.30:1.0
As of December 31, 2021, the Group was not in compliance with one financial and several non-financial
covenants set by the loan agreements with the Russian state-controlled banks. Also, the Group was not in compliance with covenants contained in the loan agreements with foreign banks.
There was a default on payments of principal and interest in the amount of RUB 30,414 million and RUB 2,143 million as of December 31, 2021 and in the amount of RUB 30,835 million and RUB 2,000 million as of December 31, 2020, respectively
, relating to the loan agreements with foreign banks.
The fines and penalties on overdue amounts of RUB 4,330 million and RUB 3,477 million were recorded in loans and borrowings in the consolidated statement of financial position as of December 31, 2021 and 2020, respectively. The fines and penalties in the amount of RUB 947 million, RUB 1,080 million and RUB 733 million were recorded as finance costs in the consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2021, 2020 and 2019, respectively. The Group regularly receives notifications on defaults under the facility agreements with foreign banks
,
as well as reservation of rights letters and calls of guarantees. The long-term loans and borrowings of RUB 216,033 million was reclassified to short-term liabilities as of December 31, 2021 as a result of non-compliance
with covenants and a default on payments of principal and interest.

F-5
5

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

9.2	Leases
Set out below are the carrying amounts of
right-of-use
assets recognised and the movements during the years ended December 31, 2021, 2020 and 2019:

	Land	Buildings and constructions	Machinery and equipment	Transportation vehicles	Total
As of January 1, 2019	—	—	643	9,469	10,112
Adjustment on initial application of IFRS 16	1,932	681	73	12	2,698
Additions as a result of new leases and capitalized leasehold improvements	54	537	257	7,088	7,936
Depreciation charge	(72)	(138)	(204)	(2,587)	(3,001)
Effect of modification and changes of estimates in lease contracts	137	4	142	311	594
Impairment	(72)	—	(19)	(363)	(454)
Transfer to own property, plant and equipment	—	—	(114)	(1)	(115)
Exchange differences on translation of foreign operations	(1)	(23)	(15)	(3)	(42)

As of December 31, 2019	1,978	1,061	763	13,926	17,728

Additions as a result of new leases and capitalized leasehold improvements	41	70	163	1,804	2,078
Depreciation charge	(67)	(266)	(191)	(3,307)	(3,831)
Effect of modification and changes of estimates in lease contracts	(265)	153	5	(1,030)	(1,137)
Discontinued operations (Note 24)	(511)	(13)	—	(1,123)	(1,647)
Impairment	(16)	—	(81)	(303)	(400)
Transfer to own property, plant and equipment	—	—	(29)	(4)	(33)
Exchange differences on translation of foreign operations	5	46	25	6	82

As of December 31, 2020	1,165	1,051	655	9,969	12,840

Additions as a result of new leases and capitalized leasehold improvements	52	35	361	2,684	3,132
Depreciation charge	(52)	(224)	(204)	(2,896)	(3,376)
Effect of modification and changes of estimates in lease contracts	565	301	16	537	1,419
Impairment	(675)	—	(157)	(739)	(1,571)
Transfer to own property, plant and equipment	—	—	(5)	(11)	(16)
Exchange differences on translation of foreign operations	—	(8)	(7)	(1)	(16)

As of December 31 , 2021	1,055	1,155	659	9,543	12,412

F-5
6

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

Set out below are the carrying amounts of lease liabilities and the movements during the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
Lease liabilities as of January 1	11,493	17,355	8,293
Adjustment on initial application of IFRS 16	—	—	3,259
Additions as a result of new leases	2,321	573	7,372
Effect of modification and changes of estimates in lease contracts	1,344	(1,155)	608
Interest expense	854	1,088	1,409
Lease settlements	(4,537)	(5,031)	(3,488)
Discontinued operations (Note 24)	—	(1,448)	—
Exchange differences on translation of foreign operations	(63)	111	(98)

Lease liabilities as of December 31	11,412	11,493	17,355

The total cash outflow for leases during the years ended December 31, 2021 and 2020 was RUB 4,824 million and RUB 3,841 million, respectively. During 2020, the lease liabilities of RUB 1,490 million were settled through sale and leasing back of railway carriages.
The Group’s lease contracts contain a number of restrictions, which include but are not limited to cross-default provisions. As of December 31, 2021 and 2020, the Group was not in compliance with certain covenants under a number of loan agreements and certain lease contracts. As a result, the related long-term lease liabilities of RUB 4,781 million and RUB 4,345 million were reclassified to short-term lease liabilities due to covenant violations as of December 31, 2021 and 2020, respectively.
In 2021, the Group has extended a contract for lease of railway carriages until March 2022 resulting in additions to right-of-use
assets and lease liabilities in the amount of RUB 522 million. Additionally, the Group reassessed the lease liabilities related to agreements for land plots due to changes in future lease payments based on the revised cadastral value of land plots.
The Group has lease contracts that have not yet commenced as of December 31, 2021 with the future lease payments of RUB 1,837 million.

9.3	Financial instruments risk management objectives and policies
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
As of December 31, 2021, the Group was in breach of a number of financial and non-financial
covenants contained in the Group’s loan agreements which led to cross-defaults under other loan and lease agreements,

F-5
7

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

permitting the respective lenders under such other facilities to accelerate the payment of principal and interest under their loans.
The following tables show the remaining contractual maturities at the reporting date of the Group’s non-derivative
financial liabilities, which are based on contractual undiscounted cash flows (including interest payment computed using contractual rates, or if floating, based on rates current at the reporting date) and the earliest the Group can be required to pay.

	Maturity
	On demand	Within 1 year	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years	Total
At December 31, 2021
Loans and borrowings, including interest payable	282,289	2,013	17	17	16	52	284,404
Lease liabilities	6,708	1,846	892	663	557	9,556	20,222
Trade and other payables	15,283	17,355	—	—	—	—	32,638
Other financial liabilities	313	475	471	446	440	1,147	3,292

	Maturity
	On demand	Within 1 year	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years	Total
At December 31, 2020
Loans and borrowings, including interest payable	311,673	4,333	2,109	18	18	66	318,217
Lease liabilities	6,329	2,521	1,299	672	475	8,187	19,483
Trade and other payables	27,226	13,125	—	—	—	—	40,351
Other financial liabilities	—	488	487	481	445	1,272	3,173
Credit risk
Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the reporting date.
The Group is exposed to credit risk from its operating activities (primarily trade receivables (Note 11)) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.
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
An impairment analysis is performed at each reporting date on an individual basis for major customers. In addition, a large number of minor receivables are grouped into homogenous groups and assessed for impairment

F-5
8

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

collectively. The calculation is based on actual incurred historical data. Based on the results of impairment analysis the allowance for expected credit losses on receivables is recognised (Note 11).
The maximum exposure to credit risk arising from the Group’s financial assets is presented as follows:

	December 31, 2021	December 31, 2020
Restricted cash (excluding cash on hand)	205	284
Cash deposits (Note 13)	15,186	320
Trade and other receivables	24,667	16,442
Other financial assets	335	370
— Loans issued	320	354
— Bonds	15	16

Total	40,393	17,416

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
The Group undertakes transactions denominated in foreign currencies and consequently is exposed to foreign currency risk. Approximately 24% of the Group’s sales are denominated in U.S. dollars and 15% of the Group’s sales are denominated in euro, 11% of the Group’s borrowings are denominated in U.S. dollars and 37% of the Group’s borrowings are denominated in euro. The Group does not have formal arrangements to mitigate foreign currency risk. However, management of the Group believes that the foreign currency risk from sales of the Group denominated in U.S. dollars and euro is partly mitigated by foreign exchange (loss) gain from the Group’s borrowings and purchases denominated in foreign currencies, mostly in euro and U.S. dollars.

9

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

The Group’s exposure at the reporting date to foreign currency risk arising from recognised assets and liabilities denominated in a currency other than the functional currency of the entity to which they relate to is set out in the table below:

Assets and liabilities denominated in U.S. dollars	December 31, 2021	December 31, 2020
Current assets	256	215
Trade and other receivables	194	74
Cash and cash equivalents	62	141

Current liabilities	(32,823)	(40,342)
Loans and borrowings	(31,233)	(38,041)
Trade and other payables	(1,590)	(2,301)

Assets and liabilities denominated in euro	December 31, 2021	December 31, 2020
Current assets	417	555
Trade and other receivables	361	470
Cash and cash equivalents	56	85

Non-current liabilities	(26)	(2,173)
Loans and borrowings	—	(2,084)
Lease liabilities	(26)	(89)

Current liabilities	(104,842)	(113,510)
Loans and borrowings	(103,672)	(110,359)
Trade and other payables	(1,074)	(3,025)
Lease liabilities	(96)	(126)
Sensitivity analysis
The table below demonstrates the Group’s sensitivity to a devaluation of the Russian ruble against U.S. dollar and euro which management believes is an appropriate measure in the current market conditions and which would impact its operations:

	Change in U.S. dollar to Russian ruble exchange rate	Effect ((decrease)/ increase) on profit before tax	Change in Euro to Russian ruble exchange rate	Effect ((decrease)/ increase) on profit before tax
2019	+13%	(5,860)	+13%	(11,540)
	-11%	4,958	-11%	9,765
2020	+16%	(6,420)	+16%	(18,420)
	-16%	6,420	-16%	18,420
2021	+15%	(4,885)	+15%	(15,668)
	-15%	4,885	-15%	15,668
Interest rate risk
Interest rate risk is the risk that changes in floating interest rates adversely impacts the financial results of the Group. As of December 31, 2021 and 2020, the share of the borrowings with floating rates in the total amount

F-
60

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

of the borrowings were 99% (incl. key rate of the Central Bank of the Russian Federation – 52%, LIBOR, EURIBOR – 47%) and 98% (incl. key rate of the Central Bank of the Russian Federation – 51%, LIBOR, EURIBOR – 47%), respectively.
The table below demonstrates the Group’s sensitivity to the change of floating rates:

	Increase/decrease in the key rate of the Central Bank of Russian Federation (in percentage points)	Effect ((decrease)/ increase) on profit before tax	Increase/decrease in LIBOR (in percentage points)	Effect ((decrease)/ increase) on profit before tax	Increase/decrease in EURIBOR (in percentage points)	Effect ((decrease)/ increase) on profit before tax

2019	+1.25	(3,116)	+0.35	(145)	+0.15	(126)
	-1.25	3,116	-0.35	145	-0.15	126
2020	+1.50	(2,387)	+1.00	(361)	+0.20	(225)
	-1.00	1,592	-0.25	90	-0.20	225
2021	+3.00	(4,417)	+1.25	(390)	+0.20	(207)
	-3.00	4,417	-0.25	78	-0.20	207

9.4	Other current financial assets
In November 2011, the Group entered into a loan agreement of $944,530 thousand (RUB 28,433 million at exchange rate as of November 10, 2011) matured September 30, 2012, secured by the assets of third party metallurgical plants. As of December 31, 2021 and 2020, the overdue loan remaining after partial writte off due to liquidation of certain debtors was fully provided for in the amount of RUB 7,992 million and RUB 7,992 million, respectively, as the fair value of the pledged assets was nil, as these entities are in the bankruptcy procedure and
/or
burdened with substantial amount of debt.

9.5	Other current and non-current financial liabilities
The other current and
non-current
financial liabilities as of December 31, 2021 and 2020 are mostly presented by balances of sale and leaseback transactions.
The total amount including VAT of additional financing from
sale and
leaseback transactions was RUB 304 million and RUB 2,584 million during the years ended December 31, 2021 and 2020, respectively.

10.	Inventories

	December 31, 2021	December 31, 2020
Raw materials	19,750	13,178
Work in progress	12,537	9,655
Finished goods and goods for resale	30,162	19,305

Total inventories at the lower of cost and net realisable value	62,449	42,138

During 2021, RUB 769 million (2020: RUB 796 million, 2019: RUB 1,628 million) was recognised as an expense within cost of sales for inventories carried at net realisable value. The amount of inventories recognised as an expense during the period was RUB 209,934 million for 2021 (2020: RUB 147,513 million, 2019: RUB 158,528 million).

F-
61

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

11.	Trade and other receivables

	December 31, 2021	December 31, 2020
Trade receivables, including from contracts with	30,020	21,675
— Domestic customers	25,178	17,916
— Foreign customers	4,842	3,759
Less allowance for expected credit losses on trade receivables	(6,271)	(5,984)

Total trade receivables	23,749	15,691

Other receivables	2,496	4,035
Less allowance for expected credit losses on other receivables	(2,062)	(3,511)

Total other receivables	434	524

Contract assets from contracts with domestic customers	132	188

Total accounts receivable	24,315	16,403

Trade receivables include trade receivables subject to provisional pricing measured at fair value through profit or loss (Note 8). Set out below is the information about the credit risk exposure on the Group’s trade receivables (not subject to provisional pricing) by ageing as of December 31, 2021 and
2020:

	December 31, 2021		December 31, 2020
	Trade receivables	Expected credit losses	Trade receivables	Expected credit losses

Current	18,683	(186)	11,088	(253)
=<30 days	2,732	(231)	2,442	(103)
31-60 days	1,154	(195)	590	(129)
61-90 days	452	(275)	430	(121)
91-180 days	712	(457)	385	(88)
181-365 days	396	(244)	547	(175)
>1 year	4,853	(4,683)	5,266	(5,115)

Total trade receivables	28,982	(6,271)	20,748	(5,984)

The Group does not provide any collateral over these balances.

F-6
2

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

The movements in the allowance for expected credit losses on trade and other receivables were as follows:

Total
At January 1, 2019	9,837
Charge	226
Utilised amounts	(800)
Exchange rate difference	(408)

At December 31, 2019	8,855
Charge	177
Utilised amounts	(653)
Discontinued operations	(2)
Exchange rate difference	1,118

At December 31, 2020	9,495
Charge	189
Utilised amounts	(1,192)
Exchange rate difference	(159)

At December 31, 2021	8,333

12.	Other current and non-current assets

	December 31, 2021	December 31, 2020
Other current assets
Prepayments and advances	4,757	4,428
Input, recoverable and deferred VAT and other taxes recoverable	5,492	3,875
Other current assets	99	120

Total prepayments and other current assets	10,348	8,423

	December 31, 2021	December 31, 2020
Other non-current assets
Deferred assets from sale and lease back	145	176
Other non-current assets	48	50

Total other non-current assets	193	226

F-6
3

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

13.	Cash and cash equivalents

	December 31, 2021	December 31, 2020
Cash on hand	6	5
Cash at banks, including:
— I n Russian rubles	16,125	849
— I n U.S. dollars	802	358
— I n euro	667	415
— I n other currencies	187	144

Total cash and cash equivalents	17,787	1,771
Less allowance for expected credit losses	(86)	(65)

Total cash and cash equivalents, net	17,701	1,706

For the purpose of the consolidated statement of cash flows, bank overdrafts are deducted from cash and cash equivalents in the amount of RUB 0 million and RUB 2,644 million as of December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, the Group had short-term deposits included in cash at banks of RUB 15,186 million and RUB 320 million, respectively.

F-6
4

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

Reconciliation between the changes in liabilities arising from financing activities including both changes arising from cash flows and non-cash
changes:

	Loans and borrowings	Lease liabilities	Fines and penalties on overdue leases	Deferred payments for acquisition of assets	Sale and leaseback transactions	Put option of Gazprom- bank	Dividends payable
At January 1, 2019	418,832	8,293	384	1,430	—	44,056	232

Cash flows	(42,831)	(3,488)	(39)	(341)	234	—	(1,531)
Foreign exchange movement	(19,070)	(76)	(17)	—	—	—	—
New leases	—	11,234	–	—	—	—	—
Interest accrued	31,750	1,409	–	—	—	—	—
Effect of restructuring of loans and leases	(25)	—	(337)	—	—	—	—
Other changes	(134)	(17)	50	62	14	4,145	1,516

At December 31, 2019	388,522	17,355	41	1,151	248	48,201	217

Cash flows	(121,363)	(3,541)	—	(508)	278	—	(295)
Foreign exchange movement	36,419	160	—	—	—	—	—
Non-cash offset (Note 9.2)	—	(1,490)	—	—	1,490	—	—
Gain on sale of the discontinued operations	(8,031)	(1,448)	—	(443)	—	(49,418)	—
New leases	—	573	—	—	—	—	—
Interest accrued	22,281	1,088	—	—	—	—	—
Effect of restructuring of loans and leases	(3,204)	—	(137)	—	—	—	—
Other changes	2,413	(1,204)	96	(88)	183	1,217	88

At December 31, 2020	317,037	11,493	—	112	2,199	—	10

Cash flows	(44,203)	(4,537)	(35)	(95)	(354)	—	(111)
Foreign exchange movement	(8,081)	(39)	—	—	—	—	—
New leases	—	2,321	—	—	—	—	—
Interest accrued	20,063	854	—	—	—	—	—
Effect of restructuring of loans and leases	(223)	—	(22)	—	—	—	—
Other changes	(1,111)	1,320	59	(17)	281	—	110

At December 31, 2021	283,482	11,412	2	—	2,126	—	9

F-6
5

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts ar
e
 in millions of Russian rubles, unless stated otherwise)

14.	Property, plant and equipment

	Land	Buildings and constructions	Machinery and equipment	Trans- portation vehicles	Other equipment	Construction- in-progress	Mining assets	Railway Ulak-Elga	Total

Cost
At January 1, 2019	2,941	80,751	121,328	31,760	1,172	21,888	16,908	75,202	351,950

Transfer to right-of-use assets on initial application of IFRS 16	—	—	(1,745)	(14,557)	—	—	—	—	(16,302)
Additions	—	27	1,180	282	33	7,332	38	—	8,892
Change in rehabilitation provision	—	456	—	—	—	—	707	—	1,163
Transfers	(9)	2,606	3,176	262	21	(6,752)	(26)	722	—
Transfer to own property, plant and equipment	—	—	752	95	—	—	—	—	847
Disposals	(24)	(240)	(2,400)	(2,045)	(33)	(990)	—	—	(5,732)
Exchange differences on translation of foreign operations	(84)	(263)	(223)	(29)	(30)	(2)	—	—	(631)

At December 31, 2019	2,824	83,337	122,068	15,768	1,163	21,476	17,627	75,924	340,187

Additions	—	26	1,332	413	41	5,442	9	—	7,263
Change in rehabilitation provision	—	30	—	—	—	—	170	—	200
Transfers	1	4,106	5,521	117	20	(9,772)	7	—	—
Transfer to own property, plant and equipment	—	—	57	5	—	—	—	—	62
Disposals	(47)	(377)	(1,981)	(954)	(35)	(449)	(974)	—	(4,817)
Discontinued operations (Note 24)	—	(11,804)	(4,887)	(2,379)	(153)	(9,044)	(5,783)	(75,924)	(109,974)
Exchange differences on translation of foreign operations	169	553	487	73	48	1	—	—	1,331

At December 31, 2020	2,947	75,871	122,597	13,043	1,084	7,654	11,056	—	234,252

Additions	—	20	1,129	324	32	4,433	11	—	5,949
Change in rehabilitation provision	—	(476)	—	—	—	—	(422)	—	(898)
Transfers	—	1,073	2,397	155	10	(4,063)	428	—	—
Transfer to own property, plant and equipment	—	—	85	15	—	—	—	—	100
Disposals	(118)	(414)	(3,247)	(2,180)	(23)	(452)	—	—	(6,434)
Exchange differences on translation of foreign operations	(47)	(161)	(144)	(22)	(11)	(1)	—	—	(386)

At December 31, 2021	2,782	75,913	122,817	11,335	1,092	7,571	11,073	—	232,583

F-6
6

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubl
e
s, unless stated otherwise)

	Land	Buildings and constructions	Machinery and equipment	Trans- portation vehicles	Other equipment	Construction- in-progress	Mining assets	Railway Ulak-Elga	Total

Depreciation and impairment
At January 1, 2019	(115)	(43,967)	(87,808)	(19,411)	(885)	(2,222)	(6,575)	(1,088)	(162,071)

Transfer to right-of-use assets on initial application of IFRS 16	—	—	1,102	5,088	—	—	—	—	6,190
Depreciation charge	—	(2,781)	(6,764)	(882)	(53)	—	(186)	(295)	(10,961)
Transfers	—	(19)	(103)	(43)	1	163	1	—	—
Transfer to own property, plant and equipment	—	—	(638)	(94)	—	—	—	—	(732)
Disposals	22	193	2,228	1,996	21	30	—	—	4,490
Reversal of impairment/ (impairment)	36	634	1,617	(9)	9	(473)	(19)	—	1,795
Exchange differences on translation of foreign operations	3	114	192	34	23	—	—	—	366

At December 31, 2019	(54)	(45,826)	(90,174)	(13,321)	(884)	(2,502)	(6,779)	(1,383)	(160,923)

Depreciation charge	—	(2,695)	(6,212)	(583)	(51)	—	(144)	(73)	(9,758)
Transfers	—	(399)	(537)	(30)	(2)	986	(18)	—	—
Transfer to own property, plant and equipment	—	—	(28)	(1)	—	—	—	—	(29)
Disposals	—	302	1,842	948	2	200	933	—	4,227
Discontinued operations (Note 24)	—	7,934	2,744	2,240	78	—	111	1,456	14,563
Impairment	—	(25)	(37)	—	—	(105)	(6)	—	(173)
Exchange differences on translation of foreign operations	—	(260)	(428)	(83)	(42)	—	(1)	—	(814)

At December 31, 2020	(54)	(40,969)	(92,830)	(10,830)	(899)	(1,421)	(5,904)	—	(152,907)

Depreciation charge	—	(2,214)	(5,733)	(486)	(48)	—	(122)	—	(8,603)
Transfers	—	(40)	(39)	—	(1)	80	—	—	—
Transfer to own property, plant and equipment	—	—	(80)	(4)	—	—	—	—	(84)
Disposals	29	300	2,963	2,108	22	178	—	—	5,600
(Impairment)/reversal of impairment	(10)	178	(870)	(56)	—	(582)	12	—	(1,328)
Exchange differences on translation of foreign operations	—	82	132	25	9	—	—	—	248

At December 31, 2021	(35)	(42,663)	(96,457)	(9,243)	(917)	(1,745)	(6,014)	—	(157,074)

Net book value
At January 1, 2019	2,826	36,784	33,520	12,349	287	19,666	10,333	74,114	189,879

At December 31, 2019	2,770	37,511	31,894	2,447	279	18,974	10,848	74,541	179,264

At December 31, 2020	2,893	34,902	29,767	2,213	185	6,233	5,152	—	81,345

At December 31, 2021	2,747	33,250	26,360	2,092	175	5,826	5,059	—	75,509

F-6
7

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

As of December 31, 2021, 2020 and 2019, the Group performed an impairment analysis of property, plant and equipment (Note 16).
Assets under construction
As of December 31, 2021 and 2020,
construction-in-progress
included advances issued for acquisition of property, plant and equipment in the amounts of RUB 553 million and RUB 299 million, respectively.
Contractual commitments
As of December 31, 2021 and 2020, the total Group’s contractual commitments to acquire property, plant and equipment excluding VAT amounted to RUB 14,607 million and RUB 9,300 million, respectively.

8

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

15.	Mineral licenses, goodwill and other intangible assets

	Goodwill	Mineral licenses	Licenses and software	Other intangible assets
Cost
At January 1, 2019	32,968	55,618	605	1,133
Additions	—	—	84	18
Disposals	—	—	(52)	(50)
Exchange differences on translation of foreign operations	(57)	—	(15)	2

At December 31, 2019	32,911	55,618	622	1,103
Additions	—	—	182	20
Disposals	—	(1,023)	(5)	(125)
Discontinued operations (Note 24)	—	(11,823)	—	(9)
Exchange differences on translation of foreign operations	90	—	32	30

At December 31, 2020	33,001	42,772	831	1,019
Additions	—	—	98	—
Disposals	—	—	(9)	(3)
Exchange differences on translation of foreign operations	3	—	(7)	2

At December 31, 2021	33,004	42,772	913	1,018
Amortisation and impairment
At January 1, 2019	(16,929)	(23,550)	(352)	(157)
Impairment	(3,139)	(6)	—	—
Amortisation	—	(987)	(64)	(61)
Disposals	—	—	3	38
Exchange differences on translation of foreign operations	—	—	15	1

At December 31, 2019	(20,068)	(24,543)	(398)	(179)
Impairmen t	(3,324)	—	—	—
Amortisation	—	(921)	(94)	(46)
Disposals	—	1,023	—	68
Discontinued operations (Note 24)	—	127	—	2
Exchange differences on translation of foreign operations	—	—	(32)	(12)

At December 31, 2020	(23,392)	(24,314)	(524)	(167)
Amortisation	—	(717)	(138)	(43)
Disposals	—	—	2	3
Exchange differences on translation of foreign operations	—	—	7	—

At December 31, 2021	(23,392)	(25,031)	(653)	(206)

Net book value
At January 1, 2019	16,039	32,068	253	976

At December 31, 2019	12,843	31,075	224	924

At December 31, 2020	9,609	18,458	307	852

At December 31, 2021	9,612	17,741	260	812

F-
6
9

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

As of December 31, 2021, 2020 and 2019, the Group performed an impairment analysis of goodwill (Note 16).

16.	Impairment of goodwill and other non-current assets
As of December 31, 2021 and 2020, the Group performed an impairment analysis of goodwill and other non-current
assets at the level of cash generating units (CGU). Goodwill acquired through business combinations has been allocated to CGUs for impairment testing as follows (before impairment write-downs):

		Goodwill
Cash generating units	Segment	December 31, 2021	December 31, 2020
Yakutugol	Mining	6,935	10,259
KPSC	Power	1,026	1,026
Port Posiet	Mining	756	756
CMP	Steel	683	679
SKCC	Mining	143	143
Port Temryuk	Mining	69	69

Total		9,612	12,932

As of December 31, 2021 and 2020, the recoverable amount of CGUs was determined based on value in use. Inflation and discount rates, range of discount rates, estimated for each year for the forecasted period, were as follows:

	Forecast period, years
As of December 31, 2020	2021	2022	2023	2024	2025
Inflation rate in Russia	4.4%	3.7%	3.8%	3.8%	3.8%
Inflation rate in European countries	3.0%	2.9%	2.8%	2.8%	2.8%
Pre-tax discount rate, %	10.4%-17.1%	10.4%-17.1%	10.4%-17.1%	10.4%-17.1%	10.4%-17.1%

As of December 31, 2021	2022	2023	2024	2025	2026
Inflation rate in Russia	6.6%	3.5%	4.6%	4.2%	3.3%
Inflation rate in European countries	4.2%	2.8%	2.9%	2.9%	2.8%
Pre-tax discount rate, %	12.3%-23.2%	12.3%-23.2%	12.3%-23.2%	12.3%-23.2%	12.3%-23.2%
A long-term growth rate is calculated in the range
2.7%-3.9%
and is applied to the projected future cash flows after the fifth year.
For the forecasted period from 2022 to 2026, the Group used the following key assumptions on prices for products sold in assessing the recoverable amount of the tested cash generating units:

Cash generating units	Segment	Product, measurement unit	Range of sales prices, FCA

CMP	Steel	Rails (Rub, thousand/tn)	34–40
F-
70

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated
otherwise)

Cash generating units	Segment	Product, measurement unit	Range of sales prices, FCA
CMP	Steel	Rebar (Rub, thousand/tn)	29–34
CMP	Steel	Billets (Rub, thousand/tn)	27–31
USP	Steel	Stampings (Rub, thousand/tn)	113–131
KMP	Mining	Iron ore (Rub, thousand/tn)	4.5–5.3
Yakutugol	Mining	Coking coal (Rub, thousand/tn)	4.3–6.2
Yakutugol	Mining	Steam coal (Rub, thousand/tn)	3.4–5.5
SKCC	Mining	Coking coal (Rub, thousand/tn)	5.7–7.8
SKCC	Mining	Anthracite (Rub, thousand/tn)	5.0–7.6
SKCC	Mining	Steam coal (Rub, thousand/tn)	2.3–4.2
BFP	Steel	Ferrosilicon (Rub, thousand/tn)	70–87
KPSC	Power	Electricity (Rub, thousand/kWh)	2.7–3.2
As of December 31, 2021, the Group performed the impairment testing for the following number of CGUs by segments: Steel – 3, Mining – 5 and Power – 2.
Impairment of goodwill
As a result of testing performed as of December 31, 2021, no impairment loss of goodwill was identified.
According to the identified indicators for impairment of goodwill, an impairment loss as of December 31, 2020 was recognised in the following CGU:

Cash generating units	Impairment loss on goodwill for the year ended December 31, 2020
Yakutugol	3,324

Total	3,324

Goodwill at Yakutugol was impaired in the amount of RUB 3,324 in 2020 due to coal prices decline in long-term forecast along with forthcoming depletion of Neryungrinsky Open Pit, decline in forecasted extraction and sales volumes in 2021-2022 with the shift to the next years as a consequence of market environment impacted by the
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

F-
71

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

Impairment of
non-current
assets
According to the results of the impairment analysis, impairment loss of non-current
assets was identified for the following CGUs as of December 31, 2021:

Cash generating units	Impairment loss on non-current assets identified as a result of impairment tests at December 31, 2021
SKPP	2,152
KMP	1,391
Other	613

Total	4,156

The carrying value of property, plant and equipment and
right-of-use
assets at SKPP was written down to nil as of December 31, 2021 due to increased cost of raw materials used in the production in a long-term forecast and decreased production volumes.
In 2021, a federal law was adopted in Russia increasing significantly the mineral extraction tax rate in relation to iron ore, which is mined by KMP, starting 2022. The Group assessed this change in tax legislation as an indication of impairment of assets of KMP. As a result of the impairment test the estimated future cash flows of KMP were determined to be lower than the carrying amount of non-current
assets at KMP and property, plant and equipment and
right-of-use
assets acquired in 2021 for the purpose to maintain production volumes in accordance with the license agreement obligations were written down to nil as of December 31, 2021.
As of December 31, 2021, the Group remeasured its lease liabilities related to certain agreements for land plots resulting in recognition of respective right-of-use
assets and lease liabilities in the amount of RUB 613 million. The right-of-use
assets for such contracts were impaired to nil as the future cash flows related to these right-of-use
assets are negative due to the absence of production activity.
According to the results of the impairment analysis, a reversal of previously recognised impairment loss of non-current
assets was recorded for the following CGU as of December 31, 2021:

Cash generating units	Gain from reversal of previously recognised impairment loss on non-current assets at December 31, 2021
BFP	1,257

Total	1,257

An impairment loss on
non-current
assets previously recognised at B
F
P was reversed in the amount of RUB 1,257

million mainly due to
cumulative effect of increased ferrosilicon prices in
mid-term
as a result of strengethened demand upon the recovery of economy, and positive dynamics of forecasted U.S. dollar to Russian ruble exchange rate.

F-7
2

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

According to the results of the impairment analysis, impairment of non-current
assets was identified for the following CGUs as of December 31,
2020:

Cash generating units	Impairment loss on non-current assets identified as a result of impairment tests at December 31, 2020

KMP	505
Other	68

Total	573

Estimated future cash flows remained negative at KMP therefore property, plant and equipment and right-of-use
assets acquired in 2020 for the purpose to maintain production volumes in accordance with the license agreement obligations was written down to nil as of December 31, 2020.
According to the results of the impairment analysis, impairment of non-current
assets was identified for the following CGUs as of December 31,
2019:

Cash generating units	Impairment loss on non-current assets identified as a result of impairment tests at December 31, 2019

BFP	727
KMP	549

Total	1,276

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

F-7
3

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
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
Sensitivity analysis
Reasonably possible change in key assumptions used in calculations of value in use could impact recoverable amount which was most sensitive to the growth of discount rate, c
a
sh flows growth rates after the forecasted period and change in operating profit due to changes in sales and extraction volumes and selling prices.
Based on the sensitivity analysis carried out as of December 31, 2021, a 5
% decrease in future planned revenues would trigger impairment of goodwill of RUB
2,376
 million at Yakutugol
.

Decrease in selling prices for ferrosilicon by 2.4%, or increase in discount rate by 3.2 would lead to reduction of gain from reversal of previously recognised impairment loss at BFP, decrease in selling prices for ferrosilicon by 4.6% would lead to absence of reversal of previously recognized impairment loss at BFP. The recoverable amount of BFP based on initial key assumptions exceeds the carrying amount after reversal of impairment by RUB

1,278
 mill
ion.
For the cash-generating units, which were not impaired in the reporting period and for which the reasonably possible changes could lead to impairment, the recoverable amounts would become equal to their carrying amounts if the assumptions used to measure the recoverable amounts changed by the following percentages: decrease in sales prices of

2.8
%,
3.4
% and
2.0
% at SKCC
, Yakutugol and USP, respectively. The recoverable amounts of SKCC, Yakutugol and USP based on initial key assumptions exceed the carrying amounts by RUB 11,428 million, RUB 5,059 million and

RUB 2,807

million, respectively.
Reasonably possible changes in other key assumptions used in assessing recoverable amount of CGUs as of December 31, 2021 do not lead to excess of carrying value over recoverable amount.

17.	Trade and other payables

	December 31, 2021	December 31, 2020
Trade payables	29,058	32,290
Wages and salaries payable and other related obligations	3,641	3,378
Accounts payable for property, plant and equipment	1,851	3,650
Dividends payable, common shares	6	7
Dividends payable, preferred shares	3	3
Other payables	1,719	4,455

Total trade and other payables	36,278	43,783

F-7
4

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

18.	Income tax
The major components of income tax expense for the years ended December 31, 2021, 2020 and 2019 are:

Recognised in profit or loss from continuing operations	2021	2020	2019
Current income tax
Current income tax charge	(12,091)	(2,118)	(2,921)
Adjustments in respect of income tax, including income tax penalties and changes in uncertain income tax position	1,922	2,167	(2,718)
Deferred tax
Relating to origination and reversal of temporary differences	3,658	(2,577)	(2,274)

Income tax expense reported in the consolidated statement of profit or loss and other comprehensive income	(6,511)	(2,528)	(7,913)

In January 2013, the Group created the consolidated group of taxpayers in accordance with the Tax code of the Russian Federation, under the Federal law of the Russian Federation of November 16, 2011 No.
321-FZ.
The existence of the consolidated group of taxpayers is subject to compliance with several conditions stated in the Tax code of the Russian Federation. The Group believes that these conditions were met as of December 31, 2021, 2020 and 2019. In 2014-2021, the consolidated group of taxpayers consisted of 20 subsidiaries of the Group, together with Mechel PAO, which is the responsible taxpayer under the agreement. Under the Federal law of the Russian Federation of August 3, 2018 No.
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
During 2019-2021, income tax was calculated at 20% of taxable profit in Russia and Kazakhstan,

at 25% in Austria, and at 32.1% in Germany. Amendments in the tax legislation of Switzerland resulted in the increase in tax rate from
10.5%-11%
to 12.53% since January 1, 2020.
Starting 2018 up to the date of disposal (Note 24), Elgaugol used a privilege and applied a 0% income tax rate due to fulfillment of conditions of the Regional investment project.
Starting from 2021, BMP, participant of the consolidated group of taxpayers, began to apply an investment tax deduction, which will potentially lead to decrease in income tax in 2022-2027. Utilization of investment tax deductions resulted in a reduction of the current income tax by RUB 325 million in 2021.

F-7
5

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

The r
e
conciliation between the income tax expense computed by applying the Russian enacted statutory tax rates to the income from continuing operations before tax and non-contr
o
lling
interest, to the income tax expense reported in the consolidated financial statements is as follows:

	Notes	2021	2020	2019
Profit (loss) before tax from continuing operations		89,130	(37,625)	18,988
Loss before tax from discontinued operations	24	—	(3,953)	(6,716)

Accounting profit (loss) before tax		89,130	(41,578)	12,272

Income tax (expense) benefit at statutory income tax rate of 20%		(17,826)	8,316	(2,454)

Adjustments:
Adjustments in respect of income tax, including income tax penalties and changes in uncertain income tax position		1,922	2,167	(2,718)
Change in unrecognized tax losses		10,680	(9,728)	(1,277)
Non-deductible expenses for tax purposes		(983)	(1,443)	(948)
Impairment of goodwill		—	(665)	(628)
Effect of restructuring and expense related to fines and penalties on reach of covenants in credit agreements		—	(16)	—
Effect of different tax rates		(298)	(1,172)	155
Change in tax rate		(6)	(5)	(117)

At the effective income tax rate of 7.3% ((6.1)% in 2020, 65.1% in 2019) income tax expense		(6,511)	(2,546)	(7,987)

Income tax expense reported in the consolidated statement of profit or loss and other comprehensive income from continuing operations		(6,511)	(2,528)	(7,913)
Income tax attributable to a discontinued operation	24	—	(18)	(74)

Total income tax expense		(6,511)	(2,546)	(7,987)

In 2021, The Group was able to utilise previously unrecognized tax losses due to significant tax profits generated by the consolidated group of taxpayers in the favorable market conditions.
Effect of different tax rates included the amount of RUB 642 million and RUB 49 million losses in 2020 and 2019, respectively, related to applying a privilege on income tax by Elgaugol up to date of disposal (Note 24).
The deferred tax balances were calculated by applying the currently enacted statutory income tax rate in each jurisdiction applicable to the period in which the temporary differences between the carrying amounts and tax base (both in respective local currencies) of assets and liabilities are expected to reverse.

F-7
6

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

The amounts r
e
ported in the accompanying consolidated financial statements consisted of the following:

	January 1, 2021	Tax (expense) benefit during the period recognised in profit or loss	Other	December 31, 2021
Deferred tax assets
Property, plant, equipment and right-of-use assets	398	(244)	—	154
Rehabilitation provision	951	(269)	—	682
Inventories	1,630	1,763	—	3,393
Trade and other receivables	251	514	—	765
Loans and borrowings	18	240	—	258
Lease liabilities	1,533	(62)	(5)	1,466
Other financial liabilities	412	(44)	—	368
Trade and other payables and other liabilities	944	(167)	(1)	776
Accumulated tax losses carry-forwards	5,355	(944)	(6)	4,405
Other	365	12	(15)	362

Deferred tax liabilities
Property, plant, equipment and right-of-use assets	(9,909)	467	25	(9,417)
Mineral licenses	(3,642)	97	—	(3,545)
Inventories	(952)	(85)	—	(1,037)
Trade and other receivables	(591)	85	(1)	(507)
Loans and borrowings	(2,645)	2,615	—	(30)
Trade and other payables and other liabilities	(330)	(320)	(2)	(652)

Deferred tax assets (liabilities), net	(6,212)	3,658	(5)	(2,559)

F-7
7

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

	January 1, 2020	Tax (expense) benefit during the period recognised in profit or loss	Disposals of subsidiaries	Other	December 31, 2020
Deferred tax assets
Property, plant, equipment and right-of-use assets	686	(291)	—	3	398
Rehabilitation provision	1,068	71	(188)	—	951
Inventories	1,679	(41)	(13)	5	1,630
Trade and other receivables	519	(268)	—	—	251
Loans and borrowings	360	(342)	—	—	18
Lease liabilities	2,577	(881)	(181)	18	1,533
Other financial liabilities	—	412	—	—	412
Trade and other payables and other liabilities	529	426	(12)	1	944
Accumulated tax losses carry-forwards	10,403	(2,345)	(2,723)	20	5,355
Other	111	133	(11)	132	365

Deferred tax liabilities
Property, plant, equipment and right-of-use assets	(17,805)	625	7,371	(100)	(9,909)
Mineral licenses	(6,141)	181	2,318	—	(3,642)
Inventories	(989)	42	—	(5)	(952)
Trade and other receivables	(774)	189	—	(6)	(591)
Loans and borrowings	(2,073)	(572)	—	—	(2,645)
Trade and other payables and other liabilities	(379)	87	6	(44)	(330)

Deferred tax assets (liabilities), net	(10,229)	(2,574)	6,567	24	(6,212)

F-7
8

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

	January 1, 2019	Adjustment on initial application of IFRS 16	January 1, 2019 adjusted for the effect of IFRS 16	Tax (expense) benefit during the period recognised in profit or loss	Other	December 31, 2019
Deferred tax assets
Property, plant, equipment and right-of-use assets	386	(86)	300	386	—	686
Rehabilitation provision	773	—	773	295	—	1,068
Inventories	1,716	—	1,716	(36)	(1)	1,679
Trade and other receivables	790	—	790	(269)	(2)	519
Loans and borrowings	320	—	320	40	—	360
Lease liabilities	843	651	1,494	1,087	(4)	2,577
Trade and other payables and other liabilities	869	—	869	(340)	—	529
Accumulated tax losses carry-forwards	13,623	—	13,623	(3,210)	(10)	10,403
Other	74	—	74	40	(3)	111

Deferred tax liabilities
Property, plant, equipment and right-of-use assets	(15,468)	(537)	(16,005)	(1,830)	30	(17,805)
Mineral licenses	(6,376)	—	(6,376)	235	—	(6,141)
Inventories	(834)	—	(834)	(160)	5	(989)
Trade and other receivables	(499)	—	(499)	(280)	5	(774)
Loans and borrowings	(3,898)	—	(3,898)	1,825	—	(2,073)
Trade and other payables and other liabilities	(337)	—	(337)	(71)	29	(379)

Deferred tax assets (liabilities), net	(8,018)	28	(7,990)	(2,288)	49	(10,229)

Recognised in the consolidated statement of financial position:

	December 31, 2021	December 31, 2020
Deferred tax assets	4,989	561
Deferred tax liabilities	(7,548)	(6,773)

Deferred tax liabilities, net	(2,559)	(6,212)

Reconciliation of deferred tax benefit (expense) during the period recognised in profit or loss is provided below:

Deferred tax (expense) benefit during the period	2021	2020	2019
Tax benefit (expense) attributable to continuing operation	3,658	(2,577)	(2,274)
Tax benefit (expense) attributable to discontinued operation	—	3	(14)

Tax benefit (expense) during the period recognised in profit or loss	3,658	(2,574)	(2,288)

9

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.
For consolidated financial reporting purposes, the Group has not recognised deferred tax assets in the amount of RUB 28,312 million
(as of December 31, 2020: RUB

38,153
 million) on losses in the amount of RUB
139,987
 million
(as of December 31, 2020: RUB

191,411
 million) that are available to carry forward against future taxable income of the subsidiaries in which the losses arose. Deferred tax assets have not been recognised in respect of these losses as it is not probable that future taxable profit will be available for utilisation of such assets. Deferred tax assets on net operating loss carry forwards which are considered to be realisable in the future, are mostly related to the Russian subsidiaries. The calculated future taxable profit is sensitive to operational results.
A deferred tax liability of approximately RUB 639 million and RUB 566 million as of December 31, 2021 and 2020, respectively, has not been recognised for temporary differences related to the Group’s investment in foreign subsidiaries primarily as a result of unremitted earnings of consolidated subsidiaries, as it is the Group’s intention, generally, to reinvest such earnings permanently.
Similarly, a def
e
rred tax liability of approximately RUB 93 million and RUB 72 million as of December 31, 2021 and 2020, respectively, has not been recognised for temporary difference related to unremitted earnings of consolidated domestic subsidiaries as management believes the Group is able to control the timing of the reversal of these temporary differences and does not intend to reverse them in the foreseeable future.
Probable income tax risks of RUB 4,601 million and RUB 6,575 million as of December 31, 2021 and 2020, respectively, have been recorded in the Group’s consolidated financial statements. Due to changes in the Russian tax legislation effective from January 2017, calculation of the consolidated tax base of the consolidated group of taxpayers and the way to utilise
current losses and losses received in the previous tax periods (before January 2017) were changed. Due to the absence of official explanations of the regulatory authorities concerning changes, there is an uncertainty in the interpretation. The Group does not believe that any other material income tax matters exist relating to the Group, including current pending or future governmental claims and demands, which would require adjustment to the accompanying consolidated financial statements in order for those statements not to be materially misstated or misleading as of December 31, 2021.
Possible income tax risks of RUB 1,935 million and RUB 862 million as of December 31, 2021 and 2020, respectively, have not been recognised in the Group’s consolidated financial statements. Indemnity in the amount of RUB 1.9 billion was included in the purchase and sale agreement related to the Elga coal complex (Note 24) to address different interpretations of the tax law and regulations existed before the disposal date assessed by the management as possible for the income tax and other taxes risk.

F-
80

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

19.	Taxes and similar charges payable other than income tax

	December 31, 2021	December 31, 2020
VAT payable	7,252	4,705
Payroll taxes	1,948	4,180
Property tax	207	614
Mineral extraction tax	170	280
Land tax	123	323
Land lease	87	591
Other	179	276

Total	9,966	10,969

20.	Pensions and other post-employment and long-term benefit plans
In addition to the state pension and social insurance required by the Russian legislation, the Group has a number of defined benefit pension plans that cover the majority of production employees and pensioners.
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
pension plans.
The Group provides several types of long-term employee benefits such as death-in-service
benefit and invalidity pension of a defined benefit nature. The Group also provides former employees with reimbursement of fuel and energy resources, coal used for heating purposes. In addition, one-time
lump sum benefits are paid to employees of a number of the Group’s companies upon retirement depending on the employment service with the Group and the salary level of an individual employee. Most of the pension plans with plan assets are unfunded until the qualifying event occurs.
As of December 31, 2021, there were 42,134 active participants under the defined benefit pension plans and 36,098 pensioners
receiving monthly pensions or other regular financial support from these plans. As of December 31, 2020 and December 31, 2019, the related figures were 43,801 and 47,288 of active participants under the defined benefit pension plans and 37,640 and 37,814 pensioners receiving monthly pensions or other regular financial support from these plans, respectively. The majority of employees at the Group’s major subsidiaries belong to the trade unions.
Actuarial valuation of pensions and other long-term benefits for the major subsidiaries was performed
as of December 31, 2021. Members’ census data as of that date was collected for all relevant business units of the Group.
Pension obligations and expenses determined by the Group are supported by an independent qualified actuary in accordance with the “Projected Unit Credit method” of calculation of actuarial present value of future liabilities.

F-
81

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

As of December 31, 2021, pensions and other post-employment benefit obligations in the amount of RUB 3,914 million and other long-term benefit obligations in the amount of RUB 613 million (RUB 4,996 million and RUB 867 million as of December 31, 2020, respectively), were presented within Pension obligations in the consolidated statement of financial position.
Changes in the present value of the defined benefit obligations and fair value of plan assets for 2019 were as follows:

	Defined benefit obligations	Fair value of plan assets	Pension obligations
January 1, 2019	(4,873)	282	(4,591)

Current service cost	(210)	—	(210)
Net interest expense	(297)	4	(293)
Remeasurement of other long-term benefit obligations	(25)	—	(25)
Sub-total included in profit or loss	(532)	4	(528)

Benefit paid	344	(7)	337

Exchange difference	117	(16)	101
Actuarial changes arising from changes in demographic assumptions	(88)	—	(88)
Actuarial changes arising from changes in financial assumptions	(772)	—	(772)
Experience adjustments	(7)	—	(7)

Sub-total included in OCI	(750)	(16)	(766)

December 31, 2019	(5,811)	263	(5,548)

In 2019, the effect of actuarial changes arising from changes in financial assumptions is connected with the significant decrease in discount rate.

F-
8
2

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

Changes in the present value of the defined benefit obligations and fair value of plan assets for 2020 were as follows:

	Defined benefit obligations	Fair value of plan assets	Pension obligations
January 1, 2020	(5,811)	263	(5,548)

Current service cost	(220)	—	(220)
Net interest expense	(290)	2	(288)
Remeasurement of other long-term benefit obligations	54	—	54
Discontinued operations	186	—	186
Sub-total included in profit or loss	(270)	2	(268)

Benefit paid	304	(14)	290

Exchange difference	(457)	91	(366)
Actuarial changes arising from changes in financial assumptions	(22)	—	(22)
Experience adjustments	103	—	103
Discontinued operations	(52)	—	(52)

Sub-total included in OCI	(428)	91	(337)

December 31, 2020	(6,205)	342	(5,863)

Changes in the present value of the defined benefit obligations and fair value of plan assets for 2021 were as follows:

	Defined benefit obligations	Fair value of plan assets	Pension obligations
January 1, 2021	(6,205)	342	(5,863)

Current service cost	(219)	—	(219)
Net interest expense	(275)	2	(273)
Remeasurement of other long-term benefit obligations	259	—	259
Sub-total included in profit or loss	(235)	2	(233)

Benefit paid	400	(19)	381

Exchange difference	106	(4)	102
Actuarial changes arising from changes in demographic assumptions	382	—	382
Actuarial changes arising from changes in financial assumptions	547	—	547
Experience adjustments	157	—	157

Sub-total included in OCI	1,192	(4)	1,188

December 31, 2021	(4,848)	321	(4,527)

F-8
3

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31,
2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

Deferred tax related to net loss from remeasurement of defined benefit plans amounted to RUB 103 million and RUB 119 million as of December 31, 2021 and 2020, respectively
.
The plan asset allocation of the investment portfolio was as follows as of December 31,
2021
and 2020:

	December 31, 2021	December 31, 2020
Debt instruments	176	184
Equity instruments	90	97
Property	25	17
Cash and cash equivalents	19	32
Other assets	11	12

Total plan assets	321	342

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
The Group’s entities have a practice to provide
lump-sum
financial support to former employees
an
d
certain life-long benefits, so there is a risk of
changes in the amount of expected pension obligations depending on the life expectancy. This risk is controlled by using most recent life expectancy tables. The risk of a significant fluctuation in interest rates is offset by actuarial best estimate assumptions in respect of discount rates. The Group does not identify the unusual, specific business plan or risk, as well as any significant risk concentrations. The Group performs sensitivity analysis calculating the whole defined benefit obligation in different actuarial assumptions and comparing the results. There are no changes from the previous period in the methods and set of assumptions used in preparing the sensitivity analyses. The weighted average duration of the defined benefit obligation is around 9
-
11
 years as of December 31, 2021 and 2020.

F-8
4

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

The key actuarial assumptions used to determine defined benefit obligations were as follows as of December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Discount rate
Russian entities	8.40%	6.40%
German entities	1.06%	0.84%
Austrian entities	0.80%	0.50%

Inflation rates
Russian entities	4.00%	3.90%

Rate of compensation increase
Russian entities	5.00%	4.90%
German entities	4.00%	4.00%
Austrian entities	2.25%	2.25%
The results of sensitivity analysis of defined benefit obligations for the Russian entities as of December 31, 2021 and 2020 are presented below:

	2021	2020
Discount rate
1% increase	(248)	(391)
1% decrease	286	465

Inflation rate
1% increase	143	246
1% decrease	(123)	(227)

Rate of compensation increase
1% increase	122	168
1% decrease	(110)	(160)

Turnover rate
3% increase	(154)	(252)
3% decrease	157	265
The results of sensitivity analysis of defined benefit oblig
a
tions for German entities as of December 31, 2021 and 2020 are presented below

	2021	2020
Discount rate
1% increase	(110)	(124)
1% decrease	73	83

F-8
5

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

The results of sensitivity analysis of defined benefit obligations for Austrian entities as of December 31, 2021 and 2020 are presented below

	2021	2020
Discount rate
1% increase	(65)	(96)
1% decrease	77	80
The sensitivity analyses above have been prepared based on a method that extrapolates the impact on the defined benefit pension obligations as a result of reasonable changes in key assumptions occurring at the end of the reporting period. The sensitivity analyses are based on a change in one significant assumption, keeping all other assumptions constant. The sensitivity analysis may not be representative of an actual change in the defined benefit obligations as it is unlikely that changes in assumptions would occur in isolation of one another.

21.	Provisions

	Rehabilitation provision	Provisions for legal claims	Provisions on taxes other than income tax, fines and penalties	Other provisions	Total
At January 1, 2021	4,989	4,917	956	257	11,119

Arising	—	963	583	496	2,042
Utilised	—	(2,463)	—	(193)	(2,656)
Revision in estimated cash flow and discount rate change	(963)	—	—	—	(963)
Unused amounts reversed	—	(648)	(629)	(55)	(1,332)
Unwinding of discount	328	—	—	18	346
Exchange differences	—	(5)	7	(16)	(14)

At December 31, 2021	4,354	2,764	917	507	8,542

Current	312	2,764	917	431	4,424
Non-current	4,042	—	—	76	4,118
Rehabilitation provision
The discount rate used in the calculation of the provision as of December 31, 2021 equalled
8.43%

(as of December 31,
2020: 6.57%). A 0.5% decrease in the discount rates applied of December 31, 2021 would result in an increase to the closure and rehabilitation provision and increase in property, plant and equipment of RUB 240 million.
Provisions for legal claims
In 2020, a provision for the disputes over purchases was recognised in the amount of RUB 1,741 million
due to negative court judgment. In 2021, the provision in the amount of RUB 1,732 million
was utilized
, as,
in March 2021
,
the Group lost a legal case related to these litigations.
F-8
6

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)
Legal claim contingency
As of December 31, 2021, management assesses the outcome of several court proceedings and claims where the Group’s companies act as defendants in the aggregate amount of RUB 1,623 million as possible based on the management’s analysis and discussions with the legal advisers.
As of December 31, 2021, the Group as a defendant is involved in the court proceeding regarding the third party metallurgical plant’s bankruptcy case. It is not practicable to estimate the potential effect of this claim and the timing of the payment, if any. The Group has been advised by its legal counsel that it is only possible, but not probable, that the action will succeed for the Group.

As of December 31, 2021,
a number of Group’s companies as a defendant is involved in the litigation in Cyprus initiated by the minority shareholder of the Group’s subsidiary. Interim decision of the Cypriot Court imposed interim measures prohibiting to transfer assets of these Group’s companies located in Cyprus in the amount up to EUR 80 million outside of Cyprus Republic and to deal with or alienate assets of these Group’s companies in the amount up to EUR 80 million in other jurisdictions.
Provisions on taxes other than income tax
Management believes that the Group has paid or accrued all applicable taxes. The Group recorded RUB 917 million and RUB 956 million of other tax claims including fines and penalties that management believes are probable as of December 31, 2021 and 2020, respectively. The Group does not believe that any other material tax matters exist relating to the Group, including current pending or future governmental claims and demands, which would require adjustment to the accompanying consolidated financial statements in order for those statements not to be materially misstated or misleading as of December 31, 2021.
Possible tax liabilities on other tax claims including fines and penalties, which were identified by management as those that can be subject to different interpretations of the tax law and regulations, are not accrued in the consolidated financial statements. The amount of such liabilities was RUB 267 million and RUB 468 million as of December 31, 2021 and 2020, respectively.

22.	Issued capital and reserves
Common shares
Mechel PAO
issued
416,270,745 common shares, each with a nominal value of 10 Russian rubles, all of which are fully paid for and outstanding under the Russian law, of which 11,494,619 were owned by Group’s subsidiaries as of December 31, 2021 and 2020, respectively. Mechel PAO is authorised to issue additional 81,698,341 common shares with a nominal value of 10 Russian rubles each. In September 2020, the Group reacquired 10,804,058 common shares for RUB 870 million (RUB 80.57 per share). The repurchase price was declared by Mechel PAO’s Board of Directors on June 4, 2020 for redemption by the shareholders that have the right to demand buyback of the shares in accordance with the Russian law. The repurchased shares were recognised as treasury shares within the consolidated statement of changes in equity at cost.
Preferred shares
As of December 31, 2021 and 2020, the Group had 138,756,915 preferred shares with a nominal value of 10 Russian rubles each, authorised and issued under the Russian law and representing 25% of the Mechel PAO’s share capital, of which 83,963,279 shares were outstanding and fully paid for, and the remaining 54,793,636
F-8
7

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

shares

were owned by one of the Group’s subsidiaries. In
December 2019
, the Group sold
709,130
preferred shares for RUB
63
 million. Under the Russian law and the Mechel PAO’s Charter, these preferred shares are non-cumulative
and have no voting rights, except for cases stipulated by the law and the Charter. The dividend yield paid per one preferred share is also fixed by the Charter and amounts to
20
% of the consolidated annual net profit of the Group under IFRS, attributable to equity shareholders of Mechel PAO, divided by
138,756,915
 issued preferred shares.
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
Effective January 1, 2008, intercompany dividends may be subject to a withholding tax of 0% if at the date of dividends declaration, the dividend-recipient Russian company held a controlling (not less than 50%) interest in the share capital of the company (Russian or foreign) of the dividend payer for a period
o
f at leas
t
365 days

and the residence of the dividend distribution foreign company is not included into the Ministry of Finance offshore list.
On
December
16
,
2021
, the Group’s subsidiary declared dividends attributable to
non-controlling
interests of RUB
19
 million for
2020
. On June
25
,
2021
, Mechel declared dividends to the holders of preferred shares for
2020
in the amount of RUB
 162.3
 million (RUB
1.17
 per preferred share), including RUB
98.2
 million dividends to the third party holders of preferred shares.
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

F-8
8

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

There were no dilutive securities issued as of December 31, 2021, 2020 and 2019.
The following table reflects the income and share data used in basic and diluted EPS calculations:

	2021	2020	2019
Earnings per share
Weighted average number of common shares	404,776,126	412,589,910	416,256,510
Profit for the period attributable to Equity shareholders of Mechel PAO	80,570	808	2,409

Earnings per share (Russian rubles per share) attributable to common equity shareholders — basic and diluted	199.05	1.96	5.79

Profit (loss) for the period from continuing operations	82,619	(40,153)	11,075
Less attributable to non-controlling interests	2,049	648	1,876

Profit (loss) for the period attributable to Equity shareholders of Mechel PAO from continuing operations	80,570	(40,801)	9,199

Earnings (loss) per share from continuing operations (Russian rubles per share) — basic and diluted	199.05	(98.89)	22.10

Profit (loss) after tax for the period from discontinued operations	—	41,609	(6,790)

Earnings (loss) per share from discontinued operations (Russian rubles per share) — basic and diluted	—	100.85	(16.31)

The total weighted-average number of common shares outstanding during the period was as follows:

	Shares outstanding	Fraction of period (days)	Weighted-average number of shares
2019
Common shares: January 1 — December 20	416,270,745	354	403,725,599
Common shares: December 20 — December 23	416,119,371	3	3,420,159
Common shares: December 23 — December 24	416,005,348	1	1,139,741
Common shares: December 24 — December 25	415,881,411	1	1,139,401
Common shares: December 25 — December 26	415,756,171	1	1,139,058
Common shares: December 26 — December 31	415,556,251	5	5,692,551
Common shares: December 31 — December 31	415,251,749	—	—

Total weighted average shares outstanding during the period		365	416,256,510

2020
Common shares: January 1 — September 29	415,251,749	273	309,736,960
Common shares: September 29 — December 31	404,776,126	93	102,852,950

Total weighted average shares outstanding during the period		366	412,589,910

2021
Common shares: January 1 — December 31	404,776,126	365	404,776,126

Total weighted average shares outstanding during the period		365	404,776,126

9

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

23.	Other income/expenses

23.1	Administrative and other operating expenses
General, administrative and other operating expenses are comprised of the following:

	2021	2020	2019
Wages, salaries and social security costs	10,343	9,856	8,771
Office and maintenance expenses	1,122	1,264	1,226
Audit and consulting services	625	527	546
Depreciation	614	708	721
Loss on write-off of non-current assets	606	454	979
Banking charges and services	550	335	328
Provision for legal claims, net	315	2,463	96
Consumables	244	269	294
Social expenses	238	188	288
Business trips	73	30	109
Expense relating to short-term leases (Note 9.2)	43	68	83
Write off of trade and other receivables	—	22	5
Other	1,740	2,253	2,122

Total	16,513	18,437	15,568

Loss on
write-off
of
non-current
assets is represented by the write-down of certain property, plant and equipment items as no future economic benefits are expected from the use or disposal.

23.2	Employee benefits expense
Employee benefits expenses are comprised of the following:

	2021	2020	2019
Included in cost of sales
Wages and salaries	21,970	21,235	21,020
Social security costs	7,417	7,005	6,877
Post-employment benefits	219	209	182

Included in selling and distribution expenses
Wages and salaries	4,146	3,864	3,566
Social security costs	1,098	1,055	968

Included in administrative and other operating expenses
Wages and salaries	8,275	7,853	6,939
Social security costs	2,068	2,003	1,832

Total	45,193	43,224	41,384

F-
90

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

23.3	Other operating income
Other operating income is comprised of the following:

	2021	2020	2019
Write-off of trade and other payables including payables with expired legal term	1,312	—	—
Curtailment and result of remeasurement of other long-term benefit obligations	314	62	25
Rental income	295	238	241
Net result from disposal of non-current assets	203	42	31
Subsidies received from the governmental authorities as a compensation for operating activities (energy tariffs)	177	121	—
Income from fines and penalties related to business contracts	—	119	157
Subsidies received from the governmental authorities to compensate losses of European group companies	—	82	—
Other	168	335	234

Total	2,469	999	688

23.4	Finance income and finance costs
Finance income is comprised of the following:

	2021	2020	2019
Effect of restructuring of loans and leases	245	3,341	353
Interest income on other financial assets	394	119	179
Income from the discounting of financial instruments	37	44	58

Total	676	3,504	590

Effect of restructuring of loans in 2021 and 2020 primarily relates to dollar-denominated and ruble and euro-denominated credit facilities, respectively, due to decrease of effective interest rates.

Finance

costs are comprised of the following:

	2021	2020	2019
Interest on loans and borrowings	20,063	22,090	31,231
Fines and penalties on overdue loans and borrowing payments and overdue interest payments	947	1,080	733
Interest expense on lease liabilities	854	1,047	1,217
Fines and penalties on overdue leases and trade payables	600	157	49

Total finance costs related to loans, borrowings and leases	22,464	24,374	33,230
Unwinding of discount on rehabilitation provision	328	291	304
Interest expenses under pension liabilities	273	286	284
Expenses related to discounting of financial instruments	306	194	45

Total	23,371	25,145	33,863

F-
9
1

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

23.5	Other income and other expenses
Other income is comprised of the following:

	2021	2020	2019
Gain on disposal of a subsidiary	1,130	—	—
Gain on sales and purchases of foreign currencies	33	50	—
Reversal of unclaimed declared dividends to non-controlling interest upon expiration of limitation period	7	203	—
Write-off of trade and other payables with expired legal term	—	177	155
Other income	171	288	73

Total	1,341	718	228

The Group recorded gain from the disposal of overseas subsidiary in 2021. As of the date of disposal, assets, liabilities and other comprehensive loss recycled to the consolidated statements of profit or loss amounted to RUB 15 million, RUB 1,458 million and RUB 313 million, respectively.
Other expenses are comprised of the following:

	2021	2020	2019
Loss on sales and purchases of foreign currencies	—	—	148
Other non-operating expenses	66	259	335

Total	66	259	483

24.	Discontinued operations
In January 2020, the Group entered into negotiations relating to the sale of Elgaugol OOO, ElgaDoroga OOO and Mecheltrans-Vostok OOO (collectively – “Elga coal complex”) to a prospective buyer, a third party. On April 21, 2020, the Group received a consent required by the put option agreement (in June 2016, the put option agreement was signed granting put option to Gazprombank to sell the stake (in full or in part) in the Elga coal complex to the Group within three years following a five-year grace period or in case of a breach of conditions stipulated by such agreement. Gazprombank held 49% in the Elga coal complex; put option agreement allowed the Group to retain control over 100% of shares and therefore obligations under the put option was recognised as non-current
financial liability) from Gazprombank permitting the sale of the 51% share of the Elga coal complex to the buyer. Since that date, the Elga coal complex was accounted for as a disposal group held for sale.
F-9
2

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)
On April 21, 2020, the Group signed a sale and purchase agreement with the buyer for the sale of the Elga coal complex for the consideration of RUB 89 billion. From that date, the Group lost control over the Elga coal complex. The deal on disposal was completed on April 30, 2020 upon the legal transfer of ownership. This transaction resulted in a pre-tax
gain of RUB 45,580 million.

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
As a result of the Elga coal complex being classified as discontinued operation, the comparative amounts for the year ended December 31, 2019 in these consolidated financial statements have been adjusted accordingly. The results of the Elga coal complex presented as discontinued operations in the consolidated statements of profit or loss and other comprehensive income were as follows where operations for 2020 represents operations for the period of January 1 — April 21, 2020:

	Year ended December 31,
	2020	2019
Revenue	2,142	9,414
Expenses	(3,010)	(12,115)
Finance costs	(1,708)	(4,967)
Foreign exchange (loss) gain, net	(1,377)	952

Loss before tax from discontinued operations	(3,953)	(6,716)

Income tax expense	(18)	(74)

Loss after tax from discontinued operations	(3,971)	(6,790)

Gain on sale of discontinued operations	45,580	—
Income tax expense related to sale transaction	—	—
Net gain on sale of discontinued operations	45,580	—

Profit (loss) after tax for the period from discontinued operations	41,609	(6,790)

The

sales of coking and steam coal to the third parties were included in the results of discontinued operations and coal used in production of coke and steel was included in the continuing operations. Finance costs from discontinued operations include remeasurement of
non-current
obligation related to put option of Gazprombank granted on
non-controlling
interests in the Elga coal complex in the amount of RUB
1,217
 million and RUB
4,145
 million for the years ended December
31
,
2020
and
2019
, respectively.
F-9
3

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)
The major classes of assets and liabilities of the Elga coal complex classified as a disposal group as of the disposal date were as follows:

Assets	April 21, 2020
Non-current assets
Property, plant and equipment	95,411
Right-of-use assets	1,647
Mineral licenses	11,696
Other non-current assets	7

Total non-current assets	108,761

Current assets
Inventories	928
Income tax receivables	8
Other current assets	248
Trade and other receivables	3,060
Cash and cash equivalents	21

Total current assets	4,265

Total assets	113,026

Liabilities	April 21, 2020
Non-current liabilities
Lease liabilities	565
Pension obligations	110
Provisions	940
Deferred tax liabilities	6,567

Total non-current liabilities	8,182

Current liabilities
Loans and borrowings	8,031
Trade and other payables	1,930
Lease liabilities	883
Taxes and similar charges payable other than income tax	1,075
Advances received	2
Pension obligations	24
Provisions	61

Total current liabilities	12,006

Total liabilities	20,188

Net assets	92,838

Other
non-current
financial liabilities of RUB 49,418 million under the put option of Gazprombank were derecognised upon the Elga coal complex disposal.

F-9
4

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)
The net cash flows from discontinued operations of the Elga coal complex were as follows where net cash flows for 2020 represents net cash flows for the period of January 1 – April 21, 2020:

	Year ended December 31,
	2020	2019
Operating	1,102	2,668
Investing	(182)	(867)
Financing	(906)	(1,800)

Net cash inflow	14	1

25.	Segment information
The Group’s operations are presented in three operating segments as follows:

•
Steel segment, comprising production and sales of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products, value-added downstream metal products, including forgings, stampings, hardware, rails and ferrosilicon;

•
Mining segment, comprising production and sales of coal (coking and steam) and middlings, coke and chemical products, and iron ore concentrate, which supplies raw materials to the Steel and Power segments and also sells substantial amounts of raw materials to third parties. The Elga coal complex included in mining segment was recognised as discontinued operation in 2020 (Note 24);

•
Power segment, comprising generation and sales of electricity and heat power, which supplies electricity and heat power to the Steel and Mining segments and also sells a portion of electricity and heat power to third parties.

F-9
5

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

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

As of December 31, 2021 and for the year then ended	Mining	Steel	Power	Adjustments and eliminations	Consolidated
Revenue from contracts with external customers	110,791	262,500	28,783	—	402,074
Inter-segment revenue	54,182	5,926	16,636	(76,744)	—
Gross profit	103,191	62,529	14,022	(1,661)	178,081
Gross margin, %	62.6	23.3	30.9	—	44.3
Depreciation and amortisation	(6,574)	(6,314)	(469)	—	(13,357)
Impairment of goodwill and other non-current assets, net	(1,391)	644	(2,152)	—	(2,899)
Operating profit (loss)	67,999	37,447	(1,111)	(1,669)	102,666
Share of loss of associates, net	(7)	—	—	—	(7)
Finance income	524	150	2	—	676
Inter-segment finance income	2,037	478	34	(2,549)	—
Finance costs	(9,237)	(13,791)	(343)	—	(23,371)
Inter-segment finance costs	(396)	(1,950)	(203)	2,549	—
Income tax (expense) benefit	(2,782)	(4,798)	140	929	(6,511)
Profit (loss) for the period	58,643	26,138	(1,422)	(740)	82,619
Segment assets	90,610	136,352	7,870	2,698	237,530
Segment liabilities	133,059	239,782	7,117	4,850	384,808
Investments in associates	334	—	—	—	334

F-9
6

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

As of December 31, 2020 and for the year then ended	Mining	Steel	Power	Adjustments and eliminations	Consolidated
Revenue from contracts with external customers	70,881	166,885	27,688	—	265,454
Inter-segment revenue	34,402	6,626	15,769	(56,797)	—
Gross profit	51,441	30,030	14,089	(711)	94,849
Gross margin, %	48.9	17.3	32.4	—	35.7
Depreciation and amortisation	(7,463)	(6,335)	(488)	—	(14,286)
Impairment of goodwill and other non-current assets, net	(3,829)	(67)	(1)	—	(3,897)
Operating profit (loss)	14,108	6,520	(308)	(395)	19,925
Share of profit of associates, net	20	—	—	—	20
Finance income	502	3,000	2	—	3,504
Inter-segment finance income	1,786	306	21	(2,113)	—
Finance costs	(12,209)	(12,678)	(258)	—	(25,145)
Inter-segment finance costs	(199)	(1,725)	(189)	2,113	—
Income tax benefit (expense)	149	(676)	34	(2,035)	(2,528)
Profit after tax for the period from discontinued operations	41,651	—	—	(42)	41,609
Profit (loss) for the period	38,854	(34,166)	(760)	(2,472)	1,456
Segment assets	83,178	102,759	8,875	(972)	193,840
Segment liabilities	160,866	250,356	11,188	2,101	424,511
Investments in associates	341	—	—	—	341

As of December 31, 2019 and for the year then ended	Mining	Steel	Power	Adjustments and eliminations	Consolidated
Revenue from contracts with external customers	83,517	174,850	28,786	—	287,153
Inter-segment revenue	37,710	6,068	15,541	(59,319)	—
Gross profit	63,680	27,486	13,058	(157)	104,067
Gross margin, %	52.5	15.2	29.5	—	36.2
Depreciation and amortisation	(6,774)	(6,153)	(482)	—	(13,409)
Impairment of goodwill and other non-current assets, net	(3,688)	1,884	—	—	(1,804)
Operating profit (loss)	26,775	7,087	1,416	(1,078)	34,200
Share of profit of associates, net	28	—	—	—	28
Finance income	514	75	1	—	590
Inter-segment finance income	386	375	30	(791)	—
Finance costs	(18,967)	(14,514)	(382)	—	(33,863)
Inter-segment finance costs	(195)	(325)	(271)	791	—
Income tax expense	(20)	(503)	(333)	(7,057)	(7,913)
(Loss) profit after tax for the period from discontinued operations	(6,962)	39	133	—	(6,790)
Profit (loss) for the period	4,955	6,934	531	(8,135)	4,285
Segment assets	202,423	100,493	7,610	1,979	312,505
Segment liabilities	300,058	233,279	9,432	3,333	546,102
Investments in associates	321	—	—	—	321

F-9
7

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
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

	2021	2020	2019
Domestic
Russia	218,953	156,584	170,851
Other	49,778	28,491	28,469

Total	268,731	185,075	199,320
Export	133,343	80,379	87,833

Total revenue	402,074	265,454	287,153

The advances received represented contract liabilities to perform obligations under the contracts with customers. The revenue recognised in the reporting period that was included in the contract liability balance at the beginning of the period was RUB 5,942 million, RUB 4,861 million
and RUB 4,306 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Allocation of total revenue from contracts with customers by country is based on the location of the customer. The Group’s total revenue from external customers by geographic area were as follows:

	2021	2020	20 19
Russia	219,161	156,712	170,980
Asia	68,016	45,284	54,137
Europe, including Turkey	61,671	39,328	40,313
CIS	48,428	23,749	21,465
Other regions	4,798	381	258

Total	402,074	265,454	287,153

The majority of the Group’s
non-current
assets are located in Russia. The carrying amounts of mineral licenses, property, plant and equipment and right-of-use
assets pertaining to the Group’s major operations were as follows:

	December 31, 2021	December 31, 2020
Russia	103,095	109,954
Germany	1,283	1,446
Austria	725	820
Czech Republic	189	247
Other	370	176

Total	105,662	112,643

8

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

Because of the significant number of customers, there are no individual external customers that generate sales greater than 10% of the Group’s consolidated total revenue from contracts with customers. The following table presents the breakdown of the Group’s revenues from contracts with external customers by major products:

	2021	2020	2019
Mining segment
Coal and middlings	71,043	54,324	62,518
Coke and chemical products	37,335	14,783	17,970
Iron ore concentrate	651	413	1,179
Other	1,762	1,361	1,850

Total	110,791	70,881	83,517

Steel segment
Long steel products	149,515	98,908	97,692
Hardware	40,355	25,971	27,086
Flat steel products	36,828	23,056	23,371
Forgings and stampings	12,970	8,451	14,818
Ferrosilicon	7,418	3,159	3,229
Semi-finished steel products	6,361	181	137
Steel pipes	5,029	3,380	3,281
Other	4,024	3,779	5,236

Total	262,500	166,885	174,850

Power segment
Electricity	27,143	26,306	27,030
Other	1,640	1,382	1,756

Total	28,783	27,688	28,786

Total revenue	402,074	265,454	287,153

26.	Events after the reporting period
The Group evaluated subsequent events from December 31, 2021 through the date the consolidated financial statements were issued (March 1, 2022) and updated through the date the consolidated financial statements were re-issued (April 28, 2022) and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements other than as discussed below.
In February 2022, the Group repaid the U.S. dollar-denominated credit facility in the amount of $141 million, therefore the pledge of 25% + 1 ordinary shares of Mechel-Mining and 25% + 1 ordinary shares of BMP and the pledge of property, plant and equipment of the carrying amount of RUB 6,653 million were released.
On March 4, 2022, the Group has extended a contract for lease of railway carriages until April 1, 2025 resulting in addition to right-of-use assets and lease liabilities recognised in the amount of RUB 10,601 million.
On April 13, 2022, the Cypriot Court decreased interim measures prohibiting to transfer assets of the Group’s companies located in Cyprus as disclosed in Note 21 from EUR 80 million to RUB 2,831 million (or the respective equivalent in euro).

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

Due to escalation of the geopolitical conflict in Ukraine that started on February 24, 2022, the United States, the European Union and certain other countries have imposed sanctions, including, among others, the removal of certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) payment system, which hinders the ability to transfer funds in and out of Russia. Several countries introduced economic sanctions, which, among others, include export controls measures and trade embargos concerning Russia. Similarly, sanctions imposed by the European Union banned the export of goods and technologies that may be used by the Russian energy sector. Later, the European Union and other countries introduced new sanctions that prohibit import from Russia of coal, steel and related products including conditional sanctions, such as the European Union’s ban on Russian coal that allows coal imports under contracts signed before April 9, 2022, to be brought into the EU until August 10, 2022, and the EU’s ban on most key steel products that allows import of Russian steel products under contracts signed before March 16, 2022, to be brought into the EU until June 17, 2022. The scope of the European Union embargo also covers transportation services, as well as direct or indirect financing, brokering and other assistance, which can no longer be provided to Russian iron producers and steelmakers.
As the result, there has been a significant increase in volatility on the securities and currency markets.
On February 28, 2022, the Central Bank of Russia and Russian Government in response introduced certain measures to address capital outflow from Russia and to support Russian ruble and securities market, including the suspension of transfers of securities from accounts held by non-residents, the prohibition of transfers of funds by Russian residents to their accounts outside of Russia and the mandatory conversion by Russian exporters of 80% of export receivables denominated in foreign currency into Russian rubles. In addition, the Central Bank of Russia increased the key rate to 20% with a further decrease to 17% in April 2022.

On February 28, 2022, the New York Stock Exchange (“NYSE”) issued a trading halt in the trading of the Group’s American depositary shares (“ADSs”) pending regulatory concerns. As of the date of these consolidated financial statements, the trading halt on the NYSE remains in place. The Group cannot predict what impact a prolonged trading halt will have on the holders of the Group’s ADSs and whether the halt will be lifted or the NYSE will decide to delist the Group’s ADSs.
On April 16, 2022, Law 114-FZ On Amendments to the Federal Law On Joint Stock Companies was published, which obliges the Russian companies to start delisting of their depositary receipts from foreign stock exchanges with further conversion of the depositary receipts to the domestic securities. Starting from April 27, 2022, Russian companies must undertake actions to terminate agreements on the placement of depositary receipts within five business days. The law also provides that the Russian government has the right to grant an exemption from such a delisting if the respective approval of further circulation of the depositary receipts issued earlier outside of Russia is obtained.
Developments related to these matters are highly unpredictable, occur swiftly and often without notice and are mostly outside the control of the Group. Current and future risks to the Group include, among others, the risk of reduced access to capital markets and ability to obtain financing and repay debt or perform restructuring, the risk of restrictions on the export of major Group’s products to the European Union and some other countries and the import of certain equipment, spare parts and software, along with the risk of further depreciation of the Russian ruble against other currencies, high inflation and increase in the Group’s financing costs due to the impact on floating rate credit facilities.
Major international shippers have suspended bookings to and from Russia which will cause the Group to rebuild the supply and sales chains and may lead to additional logistics costs. If the situation continues to develop

MECHEL PAO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended December 31, 2021
(All amounts are in millions of Russian rubles, unless stated otherwise)

significantly, including the loss of significant parts of foreign markets, which cannot be replaced with new markets, it may affect the Group’s business, financial condition, prospects and results of operations. The Group’s allocation of revenue by geography for the years ended December 31, 2021, 2020 and 2019 is presented in Note 25.
It is expected that these events may affect the activities of the Russian companies in various sectors of the economy.

The Group regards these events as
non-adjusting
events after the reporting period, the quantitative effect of which cannot be estimated at the moment with a sufficient degree of confidence.
The Group’s management updated its going concern assessment taking into account the events described above. Management remains focused on ensuring operational continuity and believes it is taking the appropriate measures to support sustainability of the Group’s business in the current circumstances.

F-101